Form 10-K405, Exhibit 13
period 1996-12-31
MARTIN MARIETTA MATERIALS INC
filed 1997-03-25
CIK 916076

FINANCIAL HIGHLIGHTS
(dollars in thousands except per share)                    1996                1995
--------------------------------------------------------------------------------------
 Net sales                                            $    721,947        $    664,406
 Earnings from operations                             $    120,676        $    107,565
 Net earnings                                         $     78,628        $     67,551
 Earnings per common share                            $       1.71        $       1.47
 Cash dividends per common share                      $       0.46        $       0.44
 Debt-to-capitalization ratio                                   21%                 35%
 Common shares outstanding at year-end                  46,079,300          46,079,300
 Number of shareholders                                      1,760                 370

                                    [GRAPH]

                                                '92     '93     '94     '95     '96
                                                ----    ----    ----    ----    ----
NET SALES
(in millions)                                   $408    $453    $502    $664    $722

EARNINGS FROM OPERATIONS
(in millions)                                   $ 55    $ 76    $ 92    $108    $121

EARNINGS
before extraordinary item and cumulative
effect of accounting changes
(in millions)                                   $ 39    $ 48    $ 58    $ 68    $ 79




                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

LETTER TO SHAREHOLDERS

         Nineteen ninety-six was another milestone year for Martin Marietta Materials -- with record sales and earnings highlighting a year where in October, we announced that Lockheed Martin Corporation had completed the successful divestiture of its stock ownership in Materials through an exchange offer, or split-off.

In this transaction, Lockheed Martin provided the opportunity for its stockholders to exchange some or all of their Lockheed Martin common stock for the shares of Martin Marietta Materials held by Lockheed Martin. At the conclusion of the offering, the transaction was oversubscribed significantly, with more than five times the required number of shares having been tendered.

         We believe this new autonomy is a significant development for our Corporation. One of the key goals of the split-off was to provide Materials with the enhanced ability to aggressively pursue its growth strategy. The split-off provided significantly greater liquidity in Materials' common stock -- better affording our investors an opportunity for improved trading characteristics and more accurately reflecting the underlying performance of the Corporation. Since the transaction, trading levels of our stock have increased substantially, and we are pleased with the breadth of our new shareholder base. As anticipated, the transaction has made our stock an acceptable and valuable potential acquisition currency. This should enable us to pursue desirable acquisitions that would have been unavailable otherwise.

         Following the split-off, our Corporation added two new members to the Board of Directors. These new directors, Richard A. Vinroot, Esq. and William E. McDonald, are highly respected leaders who bring additional expertise to our Board. Mr. Vinroot is a senior partner in the law firm of Robinson, Bradshaw & Hinson, P.A., based in Charlotte, North Carolina. He is a former two-term mayor of Charlotte who received national recognition for improving the effectiveness of government. Mr. McDonald is currently President and CEO of Sprint Mid-Atlantic Operations and is a recognized business and civic leader in North Carolina.

         From a financial perspective, net sales for 1996 increased 9 percent over 1995 to a record $722 million, while net earnings also reached a record of $79 million, or $1.71 per share, a 16 percent increase over 1995 results. These results reflect the strong demand for aggregates across areas where we market our products, together with continuing progress in our Magnesia Specialties business. During 1996, Aggregates' shipments exceeded the 100-million-ton mark for the first time, as we continued to experience the benefits of strong infrastructure programs, as well as growth in the commercial and residential sectors. These results are particularly positive because they were achieved despite the severe cold experienced throughout many of our regions during the first quarter, and the effects of Hurricane Fran and subsequent wet conditions on our North Carolina quarries during the third quarter. Our Magnesia Specialties business also performed well, showing improvements in sales and profitability. Improved results from the introduction of new products and continued increases in international sales mitigated the adverse effects of an electrical fire at our Woodville, Ohio, lime plant.

         In the third quarter, the Corporation announced a 9 percent increase in its regular quarterly cash dividend to $0.12 per share, or $0.48 per share on an annualized basis. The payment of prudent dividends is an integral part of our program to enhance shareholder value and is an indication of our confidence in the Corporation's future performance.

         The year also saw continued strengthening of the Corporation's balance sheet, as a result of scheduled repayment of debt and strong cash flow generation. This enabled the Corporation to end the year in an excellent financial position with a debt-to-capitalization ratio of 21 percent.

         We are focused on growing our Aggregates business and believe our strong balance sheet and cash flow, together with the significantly enhanced ability to use our common stock as acquisition currency as a result of the split-off, provide flexibility as we continue to pursue acquisition opportunities which will solidify the Corporation's market leadership position and create long-term value for our shareholders. We continue to see many excellent opportunities for growth within the marketplace as the trend toward consolidation in the aggregates industry continues.

         In 1996 and early 1997, we continued our strategy of capitalizing on this consolidation trend by completing several small, strategic acquisitions in the Midwest. Recently, a significant consolidation step was taken through the signing of a non-binding letter of intent with CSR America, Inc., to purchase the common stock of CSR's wholly owned subsidiary, American Aggregates Corporation, for approximately $235 million in cash, plus certain assumed liabilities. This acquisition, when consummated, will include the Ohio and Indiana operations of American Aggregates with more than 25 production facilities and will, in a single transaction, grow our annual production capacity by more than 25 million tons --


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
in addition to adding over 1 billion tons of mineral reserves and 11,000 acres of real property. Currently, American Aggregates is a leading supplier of aggregates products in the Indianapolis, Cincinnati, Dayton and Columbus areas. This acquisition, which is subject to reaching a definitive acquisition agreement, completing due diligence and gaining regulatory approval, will provide Materials with outstanding growth opportunities in areas which exhibit positive growth trends.

         A key strategic element of our business continues to be growth through a combination of greensiting (the opening of new quarries) and capital investments to grow capacity at strategic locations. Recently, the Corporation initiated activities to open five new quarries in North Carolina, South Carolina, Georgia and Indiana - each in locations where we anticipate significant market growth. In addition, the Corporation is focused on further increasing production capacity in North Carolina where, late in 1996, residents voted to approve $950 million of road bonds and a $1.8 billion school bond issue. The passing of these initiatives should result in increased demand over the next three to five years for our North Carolina operations. We believe we are well positioned to take advantage of these future opportunities.


[PICTURE OF CHAIRMAN AND VICE CHAIRMAN]
Marcus C. Bennett, seated left, and Stephen P. Zelnak, Jr.


         In 1996, we experienced the positive results of our focus on growth and improved profit margins in our Magnesia Specialties business. In the chemicals product area, a new slurry production facility was commissioned in the fourth quarter of 1996. This plant, located at Lenoir City, Tennessee, is strategically positioned to provide products for water treatment applications to our customers in the southeastern United States.

         We are actively pursuing growth opportunities through product line extension and expansion. Among these, a new chemical product, magnesium hydroxide powder, was introduced to the flame retardant market. The Corporation has begun construction of efficient new capacity for processing this product at our Manistee, Michigan, plant. This operation is scheduled to begin production during the third quarter of 1997 to serve this large and rapidly growing market.

         Magnesia Specialties has also benefited from an increased focus on the international market. Expanded marketing efforts resulted in year-over-year growth of 27 percent for international chemical sales. Additionally, expanding our customer base in existing and new markets resulted in 1996 international refractory sales rising by double-digit rates above 1995 levels. We believe our success in the international arena is reflective of the quality and service which our Magnesia Specialties division provides.

         While we continue to focus on the substantial growth opportunities within our Aggregates and Magnesia Specialties businesses, we have also begun to pursue some technological opportunities that are closely related to markets we know and understand. The Corporation has adopted a strategy that is intended to create opportunities to enhance our sales and earnings growth while limiting our investment and risk. Our evaluation approach is straightforward:

  - We are interested in proprietary technology which can be applied to markets we understand.

  -      The markets we pursue must provide a high growth rate potential.

  - The technology should require only limited research and development efforts prior to being ready to introduce into the market.

  - Capital requirements should be low relative to potential revenue and profit generation.

         Although it is very early in the process, we have identified two proprietary technologies that we believe have promise. These new technologies are composite material technology which can potentially be used in a wide range of applications, such as in bridge decks and other structures, where corrosion resistance and weight-to-strength ratios are important factors, and a patented microwave technology for use in cleaning the inside of mixer drums on ready mixed concrete trucks.

         We, of course, will pursue these types of opportunities with the same disciplined approach that we use in all we do.

         In summary, we remain committed to growing the sales and earnings of our Aggregates and Magnesia Specialties businesses through acquisitions, internal expansion, new locations and new products. We believe that our strategy is sound and that continued successful implementation will create value for our shareholders. As we look toward the future, we are optimistic about the prospects for growth in our existing businesses and about the potential for growth in new and related technologies.

         In closing, we especially thank our nearly 4,000 employees for their outstanding efforts and commitment to excellence. A company is only as good as its people, and ours are the best.

Respectfully,


/s/ Marcus C. Bennett
---------------------
Marcus C. Bennett
Chairman, Board of Directors


/s/ Stephen P. Zelnak, Jr.
--------------------------
Stephen P. Zelnak, Jr.
Vice Chairman, Board of Directors
President & Chief Executive Officer

March 13, 1997

                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

                                   [PHOTO]

Fisherman in boat on lake formed through reclamation of former Martin Marietta operating facility property.

         Martin Marietta Aggregates, headquartered in Raleigh, North Carolina, is an industry leader in the production of crushed stone, sand and gravel for the construction market.

During 1996, the division once again achieved significant growth in shipments, sales and earnings, while continuing to create future growth opportunities through acquisitions and greensites.

         The division's products are sold and shipped from a network of more than 200 quarries and distribution facilities in 19 states and in the Bahamas and Canada. Through this distribution system which delivers a full spectrum of product alternatives to meet customers' needs, Martin Marietta Aggregates shipped to customers in 25 states, the Caribbean, South America and Canada via truck, rail and water-based transportation systems.

         Aggregates products are used in the construction industry primarily for expanding and rebuilding the nation's infrastructure, and in commercial and residential building projects. Additionally, a significant quantity of limestone is sold for use in industrial and chemical applications. As a result of strong federal, state and local highway programs, increased commercial and institutional construction, and continued demand for new homes, the Aggregates division shipped a record 101 million tons of product in 1996, an increase of more than 7 1/2 percent over the previous year.

         The Corporation continued its strategy of acquisitions and greensiting in regions where opportunities exist to provide long-term growth in sales and earnings. During the year, the division expanded further in the Midwest by acquiring two aggregates operations and three additional quarry sites in Kansas. These operations will add approximately one million tons of annual capacity. In the Southeast, activities were initiated to open four new quarries in North Carolina, South Carolina and Georgia. These acquisitions and greensiting efforts provide the opportunity to expand the division's presence into geographically contiguous areas where potentially significant growth is expected. For example, certain of these greensites will begin production in time to take advantage of the additional demand which is expected over the next three to five years from the North Carolina road and school bond issues which were passed by the state's voters late in 1996.

         Martin Marietta Aggregates continues to benefit from previous expansion activities, with results for the year reflecting the success of the integration of the former Dravo operations into the Martin Marietta Aggregates network. Through an innovative approach aimed at providing a complete service package to the division's customers, the Corporation was able to combine ship-delivered limestone from the former Dravo quarry in the Bahamas with rail-delivered granite

                                   [GRAPH]

              AGGREGATES
            DIVISION SALES
             (in millions)

'94               $383

'95               $539

'96               $591

[CAPTION FOR PHOTO ON PAGE 4]

A reclamation project at the division's Castle Hayne, North Carolina, facility restored more than 400 acres. Four pits were allowed to fill with water, leaving remnant ridges that are ideal nesting sites for Canada geese and ducks. The land surrounding the pits was seeded with grasses and trees to make a habitat for deer and fox. This site was honored with an environmental award from the North Carolina Mining Commission.


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
from two Georgia quarries in order to supply the large volume of crushed stone required to widen a portion of Interstate 95, north of Jacksonville, Florida. The transportation flexibility provided by the Dravo acquisition will afford long-term benefits to customers of Martin Marietta Aggregates.

         Nineteen ninety-six was the first full year of operation of the newly acquired quarry in Nova Scotia, Canada. This acquisition also serves to further enhance the Corporation's distribution capabilities. Through the combination of the quarries in the Bahamas and Nova Scotia, Martin Marietta Aggregates is able to economically supply a full range of products to the entire East Coast of the United States, eastern Canada, the Gulf of Mexico and the Caribbean.

         Improving and upgrading existing plants to increase efficiency and capacity is a key, and cost effective, method to meet growth in customer demand. During 1996, the Aggregates division realized the benefits of this fundamental approach to growing the business. A major automation project at the division's Kokomo, Indiana, facility increased production capacity by more than 50 percent, in time to begin supplying aggregates for Chrysler Corporation's one-billion-dollar plant expansion project. At the nearby Kentucky Avenue plant in Indianapolis, a series of improvements were completed early in 1997. These upgrades significantly increased production capacity and enabled the quarry to supply several new projects in the area - including a Federal Express expansion project at the Indianapolis International Airport, the Qualitech Steel plant and the Circle Center Mall in downtown Indianapolis.

         While growth continues to be an essential component of the division's strategic plan, emphasis on productivity and quality are key elements by which Martin Marietta Aggregates seeks to differentiate itself from the competition. The last decade has seen the aggregates industry move into an era where computers are used to measure and monitor plant production activities and quickly make adjustments to the operation of equipment to maximize throughput. Martin Marietta Aggregates continues to focus on developing state-of-the-art facilities that are leading the way in the application of modern automation technology in the industry.

         One such facility in Forsyth County, Georgia, near Atlanta, was the site of the 1996 Automation Conference, jointly sponsored by the National Stone Association and the U.S. Geological Survey. The conference featured participants from 40 states and 10 foreign countries who toured the Forsyth quarry and viewed demonstrations of technologically "smart" plants.

         Martin Marietta Aggregates is focused on pursuing a strategy of growth through acquisitions, greensites and internal expansion while maintaining its deep commitment to the division's customers and employees, as well as to the communities where they live and work.

                                   [GRAPH]

        AGGREGATES DIVISION
        OPERATING EARNINGS
           (in millions)
'94            $ 82

'95            $ 98

'96            $109

[CAPTION FOR PHOTO ON PAGE 7]

An employee at the Forsyth, Georgia, quarry views the Programmable Logic Controller, or PLC, as it monitors a customer truck being loaded.


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

                                   [PHOTO]

Employee sitting at PC monitoring loading facility.

                                   [PHOTO]

Child drinking from water fountain.

         Martin Marietta Magnesia Specialties is a leading producer of magnesia-based chemical and refractory products used in a wide variety of industrial, environmental and chemical applications.

Headquartered in Raleigh, North Carolina, Magnesia Specialties' facilities are located in Michigan, Ohio, Maryland, Pennsylvania, Tennessee, Louisiana and Connecticut.

         Net sales of the Corporation's Magnesia Specialties division increased by 4 percent in 1996 to approximately $131 million. This increase reflects growth in areas the division continues to emphasize, including products for environmental applications, where shipments for 1996 rose 45 percent over 1995, and international sales which now account for 15 percent of total revenues, derived from business in 28 countries.

         The division's chemicals product area achieved record sales for the third consecutive year with a 12 percent increase over 1995. Led by successes with its magnesia-based slurry products for water treatment and environmental applications, the division commissioned its third slurry production facility in Lenoir City, Tennessee, during the fourth quarter of 1996. This new facility, which economically expands the regions currently being served by the Manistee, Michigan, and Pittsburgh, Pennsylvania, facilities, is positioned to serve the southeastern United States.

         The principal market for the Magnesia Specialties division is the steel industry, which accounts for approximately 72 percent of total sales. The North American steel industry continued to realize the benefits of a high operating rate, with several new mini-mills starting up in 1996. The division's steel-related products include a broad range of monolithic refractory products, precast refractory shapes, periclase for refractory brick, dolomitic lime, and steel-coating and water-treatment chemicals.

         The division is recognized worldwide as a performance leader in extending the service lives of steel making vessels. This capability contributes to a higher level of steel productivity for many of Magnesia Specialties' customers. In 1996, the division's products and on-site technical service specialists contributed to 11 steel plant records for extending the lining life of furnaces, including records in Mexico and in the United Kingdom, where a European record was established.

         During 1996, the division received ISO 9002 quality certification at its two principal locations, the Manistee, Michigan, facility -- which produces high-quality magnesia chemicals and refractory products; and, the Woodville, Ohio, facility -- which is the largest dolomitic lime plant in the United States. Certification by this internationally recognized standards organization, and periodic follow-up audits, assure the division's global customers that ongoing quality systems are in place covering these plants' processes and products.

         Magnesia Specialties is committed to providing high-quality, value-oriented products that are developed and designed to meet the evolving needs of customers worldwide.


                                   [GRAPH]

          MAGNESIA SPECIALTIES
             DIVISION SALES
              (in millions)
'94               $119

'95               $126

'96               $131

[CAPTION FOR PHOTO ON PAGE 8]

Today's municipalities rely on magnesium oxide and magnesium hydroxide to cleanse and purify the water we drink. Magnesia Specialties has the only NSF International approved magnesium hydroxide slurry used for potable water treatment.


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
MARTIN MARIETTA MATERIALS, INC.

         We have audited the accompanying balance sheet of Martin Marietta Materials, Inc., and consolidated subsidiaries at December 31, 1996 and 1995, and the related statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and consolidated subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Raleigh, North Carolina
January 20, 1997



STATEMENT OF FINANCIAL RESPONSIBILITY


SHAREHOLDERS
MARTIN MARIETTA MATERIALS, INC.

         The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements and all related financial information contained in this report. The financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

         The Corporation maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, that transactions are executed properly and recorded in accordance with management's authorization, and that accountability for assets is maintained. An environment that establishes an appropriate level of control-consciousness is maintained and monitored and includes examinations by an internal audit staff and by the independent auditors in connection with their annual audit.

         The Corporation's management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements which document the Corporation's business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the Code of Ethics and Standards of Conduct booklet and through ongoing education and review programs designed to create a strong commitment to ethical business practices.

         The Audit Committee of the Board of Directors, which consists of four outside directors, meets periodically and when appropriate, separately with the independent auditors, management and the internal auditors to review the activities of each.

         The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears on this page.



/s/ Janice K. Henry
-------------------
Janice K. Henry
Vice President, Chief Financial Officer and Treasurer



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

STATEMENT OF EARNINGS for years ended December 31

(add 000, except per share)                                    1996          1995           1994
--------------------------------------------------------------------------------------------------
 Net sales                                                $   721,947   $   664,406   $    501,660
 Cost of sales                                                539,437       497,242        362,517
--------------------------------------------------------------------------------------------------
 GROSS PROFIT                                                 182,510       167,164        139,143
 Selling, general and administrative expenses                  59,937        57,738         45,282
 Research and development                                       1,897         1,861          1,974
--------------------------------------------------------------------------------------------------
 EARNINGS FROM OPERATIONS                                     120,676       107,565         91,887
 Other income and expenses, net                                 8,398         5,959          5,398
--------------------------------------------------------------------------------------------------
                                                              129,074       113,524         97,285
 Interest expense on debt                                      10,121         9,733          6,865
--------------------------------------------------------------------------------------------------
 Earnings before taxes on income and extraordinary item       118,953       103,791         90,420
 Taxes on income                                               40,325        36,240         32,075
--------------------------------------------------------------------------------------------------
 EARNINGS BEFORE EXTRAORDINARY ITEM                            78,628        67,551         58,345

 Extraordinary loss on early extinguishment of debt,
    net of related taxes of $3,100                                 --            --         (4,641)
--------------------------------------------------------------------------------------------------
 Net Earnings                                             $    78,628   $    67,551   $     53,704
==================================================================================================

 EARNINGS PER COMMON SHARE
 Before extraordinary item                                $      1.71   $      1.47   $       1.30
 Extraordinary item                                                --            --          (0.11)
==================================================================================================
                                                          $      1.71   $      1.47   $       1.19
==================================================================================================
 Average number of shares outstanding                      46,079,300    46,079,300     45,007,501
==================================================================================================



The notes on pages 15 to 25 are an integral part of these financial statements.




                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

BALANCE SHEET at December 31

 ASSETS
 (add 000)                                                            1996                  1995
--------------------------------------------------------------------------------------------------
 CURRENT ASSETS:
 Accounts receivable, net                                       $   134,207            $    94,759
 Affiliates receivable                                                2,376                 89,712
 Inventories                                                        113,774                113,402
 Current deferred income tax benefits                                15,547                 12,622
 Other current assets                                                 5,262                  3,860
--------------------------------------------------------------------------------------------------
 Total Current Assets                                               271,166                314,355
--------------------------------------------------------------------------------------------------
 PROPERTY, PLANT AND EQUIPMENT, NET                                 408,820                392,223
 OTHER NONCURRENT ASSETS                                             22,910                 18,248
 NONCURRENT AFFILIATES RECEIVABLE                                     2,854                  3,333
 COST IN EXCESS OF NET ASSETS ACQUIRED                               39,952                 37,245
 OTHER INTANGIBLES                                                   23,216                 23,967
--------------------------------------------------------------------------------------------------
 Total Assets                                                   $   768,918            $   789,371
--------------------------------------------------------------------------------------------------


 LIABILITIES AND SHAREHOLDERS' EQUITY
 (add 000)
--------------------------------------------------------------------------------------------------
 CURRENT LIABILITIES:
 Book overdraft                                                 $     4,260            $     2,927
 Accounts payable                                                    36,420                 26,211
 Affiliates payable                                                      --                  6,822
 Accrued salaries, benefits and payroll taxes                        17,858                 15,426
 Accrued insurance and other taxes                                    7,930                  5,551
 Income taxes                                                        13,388                  2,192
 Current maturities of long-term debt                                 1,273                103,740
 Other current liabilities                                            7,015                 10,467
--------------------------------------------------------------------------------------------------
 Total Current Liabilities                                           88,144                173,336
--------------------------------------------------------------------------------------------------
 LONG-TERM DEBT                                                     125,890                124,986
 PENSION, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS                 52,646                 47,483
 OTHER NONCURRENT LIABILITIES                                         7,669                  9,415
 NONCURRENT DEFERRED INCOME TAXES                                    13,592                 10,606
--------------------------------------------------------------------------------------------------
 Total Liabilities                                                  287,941                365,826
--------------------------------------------------------------------------------------------------
 SHAREHOLDERS' EQUITY:
 Common stock, $0.01 par value; 100,000,000 shares authorized           461                    461
 Additional paid-in capital                                         331,303                331,303
 Retained earnings                                                  149,213                 91,781
--------------------------------------------------------------------------------------------------
 Total Shareholders' Equity                                         480,977                423,545
--------------------------------------------------------------------------------------------------
 Total Liabilities and Shareholders' Equity                     $   768,918            $   789,371
==================================================================================================




                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

STATEMENT OF CASH FLOWS for the years ended December 31


(add 000)                                                            1996             1995          1994
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                                                   $     78,628    $     67,551   $     53,704
 Loss on early extinguishment of debt, net                                --              --          4,641
-----------------------------------------------------------------------------------------------------------
 Earnings before extraordinary item                                   78,628          67,551         58,345
 Adjustments to reconcile earnings to cash provided by
  operating activities:
      Depreciation, depletion and amortization                        61,210          55,674         42,828
      Other items, net                                                (3,984)         (3,656)        (3,938)

 Changes in operating assets and liabilities:
      Affiliates receivable                                              (47)          3,870         (2,893)
      Noncurrent affiliates receivable                                   479              93          1,860
      Affiliates payable                                              (6,822)          3,892        (13,674)
      Deferred income taxes                                               61              71           (930)
      Net changes in receivables, inventories and payables            (5,741)        (12,636)        (9,468)
      Other assets and liabilities, net                               11,161          13,732          7,341
-----------------------------------------------------------------------------------------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                           134,945         128,591         79,471

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property, plant and equipment                          (79,503)        (71,637)       (47,032)
 Acquisitions, net                                                    (3,660)       (159,020)       (12,445)
 Note receivable from Lockheed Martin Corporation                         --          53,000        (53,000)
 Transactions with Lockheed Martin Corporation                        63,615         (55,569)       (17,000)
 Other investing activities, net                                       8,195           5,203          4,743
-----------------------------------------------------------------------------------------------------------
 NET CASH USED FOR INVESTING ACTIVITIES                              (11,353)       (228,023)      (124,734)

 CASH FLOWS FROM FINANCING ACTIVITIES AND DIVIDENDS:
 Repayments of long-term debt                                       (103,729)         (4,468)      (128,205)
 Early extinguishment of debt, net                                        --              --         (4,641)
 Increase in long-term debt                                               --         123,466             --
 Increase in loan payable to Lockheed Martin Corporation                  --          70,000             --
 Repayment of loan payable to Lockheed Martin Corporation                 --         (70,000)            --
 Dividends                                                           (21,196)        (20,275)       (10,150)
 Issuance of common stock                                                 --              --        188,565
 Common stock repurchases                                                 --              --         (1,297)
-----------------------------------------------------------------------------------------------------------
 NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES               (124,925)         98,723         44,272
-----------------------------------------------------------------------------------------------------------
 NET DECREASE IN CASH AND CASH EQUIVALENTS                            (1,333)           (709)          (991)
 BOOK OVERDRAFT, beginning of year                                    (2,927)         (2,218)        (1,227)
-----------------------------------------------------------------------------------------------------------
 BOOK OVERDRAFT, end of year                                    $     (4,260)   $     (2,927)  $     (2,218)
===========================================================================================================




The notes on pages 15 to 25 are an integral part of these financial statements.



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

STATEMENT OF SHAREHOLDERS' EQUITY for the years ended December 31

                                                                          Additional                       Total
                                                              Common        Paid-In       Retained      Shareholders'
(add 000)                                                     Stock         Capital       Earnings         Equity
-------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 1993                              $      374     $  144,122     $      951      $  145,447
    Net proceeds from initial public offering                      88        188,477             --         188,565
    Net earnings                                                   --             --         53,704          53,704
    Dividends declared ($0.22 per share)                           --             --        (10,150)        (10,150)
    Common stock repurchases                                       (1)        (1,296)            --          (1,297)
-------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 1994                                     461        331,303         44,505         376,269
    Net earnings                                                   --             --         67,551          67,551
    Dividends declared ($0.44 per share)                           --             --        (20,275)        (20,275)
-------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 1995                                     461        331,303         91,781         423,545
    Net earnings                                                   --             --         78,628          78,628
    Dividends declared ($0.46 per share)                           --             --        (21,196)        (21,196)
-------------------------------------------------------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 1996                              $      461     $  331,303     $  149,213      $  480,977
===================================================================================================================



The notes on pages 15 to 25 are an integral part of these financial statements.



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

NOTES TO FINANCIAL STATEMENTS

NOTE A: ACCOUNTING POLICIES

         Organization. In 1993, the Board of Directors of Lockheed Martin Corporation ("Lockheed Martin") approved a plan to form a new subsidiary, Martin Marietta Materials, Inc., (the "Corporation"). Under this plan, Lockheed Martin transferred to the Corporation its ownership interest in the construction aggregates business, along with its ownership of the common stock of Martin Marietta Magnesia Specialties Inc., all in exchange for 100% of the common stock of the Corporation. The Corporation, which was incorporated on November 12, 1993, consummated an initial public offering ("IPO") of 8,797,500 shares (approximately 19%) of its common stock in February 1994. Upon completion of the IPO, Lockheed Martin's beneficial ownership of the Corporation's common stock was reduced to approximately 81%. Lockheed Martin disposed of its remaining ownership of the Corporation's common stock in October 1996 (the "Consummation Date") by means of a split-off, an exchange offer whereby Lockheed Martin shareholders were given the opportunity to exchange some or all of their common stock of Lockheed Martin for shares of the Corporation's common stock.

         As a result of a business combination between Martin Marietta Corporation ("Martin Marietta") and Lockheed Corporation, Lockheed Martin was formed in 1995. For purposes of these financial statements and related notes thereto, all references to Lockheed Martin are meant to include Martin Marietta and its consolidated subsidiaries, except where otherwise specified.

         Basis of Consolidation and Use of Estimates. The consolidated financial statements include the accounts of the Corporation and its subsidiaries and all significant intercompany accounts and transactions have been eliminated. Entities in which the Corporation has stock ownership from 20 to 50 percent are accounted for by the equity method. The preparation of the Corporation's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such judgments affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

         Revenue Recognition. Substantially all revenues are recognized, net of discounts, if any, when finished products are shipped to unaffiliated customers or services have been rendered, with appropriate provision for uncollectible amounts.

         Cash and Cash Equivalents. Cash and cash equivalents are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase. The Corporation's cash and cash equivalents are invested with Lockheed Martin and are included with affiliates receivable in the accompanying financial statements through the Consummation Date. At December 31, 1996, the Corporation's cash and cash equivalents invested with Lockheed Martin are included with other current receivables (see Note C).

         At December 31, 1996 and 1995, book cash balances amounted to net overdrafts of approximately $4,260,000 and $2,927,000, respectively. These overdraft balances are attributable to the float of the Corporation's outstanding checks.

         Inventories Valuation. Inventories are stated at the lower of cost or market. Costs are determined by the first-in, first-out ("FIFO") method.

         Properties and Depreciation. Property, plant and equipment are stated at cost. Depreciation and amortization are computed over estimated service lives principally by the straight-line method. Depletion of mineral deposits is calculated over estimated recoverable quantities principally by the units-of-production method.

         Intangible Assets. Costs in excess of net assets acquired are amortized ratably over appropriate periods ranging from 10 to 30 years. At December 31, 1996 and 1995, the amounts for accumulated amortization of costs in excess of net assets acquired were approximately $9,087,000 and $6,883,000, respectively. Other intangibles represent amounts assigned principally to noncompete agreements and are amortized ratably over periods based on related contractual terms. At December 31, 1996 and 1995, the amounts for accumulated amortization of other intangibles were approximately $12,957,000 and $10,385,000, respectively.

         The carrying values of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value. Any impairment in the carrying value of such intangibles is recorded when identified.

         Environmental Matters. The Corporation records a liability for environmental issues in the period in


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
which it is probable that a liability has been incurred and the appropriate amount can be estimated reasonably. Certain reclamation and environmental-related costs are treated as normal ongoing operating expenses and expensed generally in the period in which they are incurred.

         Income Taxes. The results of operations of the Corporation, through the Consummation Date, will be included in a consolidated federal income tax return with Lockheed Martin. The results of operations of the Corporation after the Consummation Date will be reported in a separate return filed by the Corporation. For years ended prior to January 1, 1995, the Corporation's results of operations were included in a consolidated federal income tax return with Martin Marietta. Income taxes allocable to the operations of the Corporation, through the Consummation Date, are calculated as if it had filed separate income tax returns for the periods presented herein.

         Related Party Transactions. The Corporation has a cash management agreement with Lockheed Martin whereby the Corporation's excess cash balances are advanced to Lockheed Martin on an overnight basis and earn interest at a rate equal to the federal funds rate in effect at the time. At December 31, 1996 and 1995, amounts owed to the Corporation were approximately $23,700,000 and $86,900,000, respectively. Cash shortfalls of up to $2,000,000 are funded by Lockheed Martin on an overnight basis at the same interest rate. Cash shortfalls in excess of $2,000,000 are funded under a revolving credit arrangement (see Note F). These agreements expire on January 31, 1997.

         Through the Consummation Date, the Corporation was charged by Lockheed Martin for certain general and administrative services, such as treasury services, pension and insurance administration, legal services, tax services, internal audit services, environmental management services and support, certain personnel benefits administration, public relations and various other general corporate functions. The cost of administering these services was allocated to the Corporation generally using a formula that considered the Corporation's proportionate share of sales, payroll and properties. The amounts charged the Corporation under this method for services in 1996 were $4,770,000 through the Consummation Date, and were $5,290,000 and $4,880,000, for the years ended December 31, 1995 and 1994, respectively. In addition, the costs of certain administrative services relating to employee benefits (including an allocation of certain third-party expenses, such as consulting and actuarial expenses, as well as the allocated cost of certain of Lockheed Martin's personnel) were charged separately to the Corporation. The cost of these services was allocated to the Corporation based on plan assets attributable to the Corporation's employees and the number of participants who are Corporation employees. The amounts charged to the Corporation for such benefits administration services in 1996 were approximately $931,000 through the Consummation Date, and were approximately $1,447,000 and $1,543,000 for the years ended December 31, 1995 and 1994, respectively. Management believes that the allocation methods with respect to all such charges are reasonable for such periods. In addition to these intercompany charges, the Corporation reimbursed Lockheed Martin for the costs of certain services Lockheed Martin procured on behalf of the Corporation.

         For the period subsequent to the Consummation Date, certain services are being provided by Lockheed Martin under a transition agreement. The costs for these services under this agreement are based on market rates and management believes that such costs are reasonable. Services under the transition agreement, some of which terminated during 1996, will be terminated completely at various dates throughout 1997. In connection with the split-off of its stock, the Corporation agreed under certain circumstances to indemnify Lockheed Martin for certain liabilities that could result from the failure of the distribution of the Corporation's common stock to qualify as a tax free distribution. While it is unlikely that the requirement for indemnity will arise, nevertheless payment of the indemnity by the Corporation could have a material adverse effect on its results of operations and financial position.

         Research and Development and Similar Costs. Research and development and similar costs are charged to operations as incurred. Preoperating costs and start-up costs for new facilities are generally charged to operations as incurred.

         Earnings Per Common Share. Earnings per common share are based on the weighted-average number of common shares outstanding during the year.



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

NOTE B: PROPOSED TRANSACTION WITH AMERICAN AGGREGATES CORPORATION

         The Corporation is negotiating with CSR America, Inc., ("CSR") to purchase the common stock of CSR's wholly owned subsidiary, American Aggregates Corporation, ("American Aggregates") for approximately $235,000,000, plus certain assumed liabilities (excluding long-term indebtedness). The transaction would include the Ohio and Indiana operations, but exclude the Michigan operations, of American Aggregates. The purchase price will be subject to certain post-closing adjustments related to changes in working capital. Consummation of the transaction is subject to negotiating the terms of a definitive acquisition agreement, completing due diligence investigations and receiving governmental regulatory approval. If consummated, the transaction is expected to close during the second quarter of 1997 and will be accounted for under the purchase method of accounting. Under this method, the consideration for the common stock of American Aggregates will be allocated to the underlying assets acquired and liabilities assumed based on their estimated fair values as of the closing date. The operating results of the American Aggregates business will be included with those of the Corporation from the closing date. If this business combination is consummated, it is anticipated that the Corporation will access available capital markets to provide financing for this transaction.

NOTE C: ACCOUNTS RECEIVABLE

December 31
(add 000)                       1996       1995
-------------------------------------------------
Customer receivables        $ 110,522    $ 96,924
Other current receivables      26,635       2,285
-------------------------------------------------
                              137,157      99,209
Less allowances                (2,950)     (4,450)
-------------------------------------------------
  Total                     $ 134,207    $ 94,759
=================================================


NOTE D: INVENTORIES

December 31
(add 000)                    1996         1995
------------------------------------------------
Finished products         $  85,363    $  86,086
Product in process and
   raw materials             14,682       15,427
Supplies and expendable
   parts                     19,807       19,259
------------------------------------------------
                            119,852      120,772
Less allowances              (6,078)      (7,370)
------------------------------------------------
   Total                  $ 113,774    $ 113,402
================================================


NOTE E: PROPERTY, PLANT AND EQUIPMENT, NET

December 31
(add 000)                       1996         1995
---------------------------------------------------
 Land and improvements       $  52,158    $  50,828
 Mineral deposits               60,893       61,130
 Buildings                      43,361       41,497
 Machinery and equipment       791,631      740,624
 Construction in progress       33,171       25,783
---------------------------------------------------
                               981,214      919,862

Less allowances for
 depreciation, depletion
 and amortization             (572,394)    (527,639)
---------------------------------------------------
 Total                       $ 408,820    $ 392,223
===================================================


NOTE F: LONG-TERM DEBT

December 31
(add 000)                         1996         1995
-----------------------------------------------------
 7% Debentures, due 2025       $ 124,185    $ 124,177
 8 1/2% Notes, due 1996               --      100,000
 Acquisition notes, interest
    rates ranging from
    7 1/2% to 10%                  2,254        3,675
 Other notes                         724          874
-----------------------------------------------------
      Total                      127,163      228,726
 Less current maturities          (1,273)    (103,740)
-----------------------------------------------------
 Long-term debt                $ 125,890    $ 124,986
=====================================================



         Upon its incorporation, the Corporation assumed certain indebtedness of a subsidiary of Martin Marietta. The debt instruments assumed included $125,000,000 of 9 1/2% Notes that were due in 1995 and $100,000,000 of 8 1/2%
Notes due March 1, 1996. The Corporation defeased, in substance, the 9 1/2% Notes during 1994, which for financial reporting purposes were considered extinguished. With respect to the 8 1/2% Notes,



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

Lockheed Martin agreed to reimburse the Corporation for the portion of interest paid by the Corporation in excess of 5%. These Notes were paid upon their maturity on March 1, 1996.

         The 7% Debentures were sold at 99.341% of their principal amount of $125,000,000 in December 1995. These debentures are carried net of original issue discount, which is being amortized by the interest method over the life of the issue. The effective interest rate is 7.053% and the debentures are not redeemable prior to their maturity date of December 1, 2025.

         The Corporation's revolving credit agreement with Lockheed Martin terminates on January 31, 1997. Amounts outstanding under this credit agreement bear interest at a published prime interest rate or at LIBOR plus a graduated rate of between 1/4 of 1% and 2/5 of 1%, with interest payments due monthly, quarterly or upon maturity if earlier. The Corporation is required to pay Lockheed Martin an annual loan commitment fee of 1/8 of 1% on the amount of available but unused borrowings. As of December 31, 1996, no amounts were outstanding under this agreement.

         The Corporation is negotiating a new revolving credit agreement with a group of domestic and foreign banks, which provides for borrowings of up to $150,000,000 for general corporate purposes through January 2002. Borrowings under this credit agreement would be unsecured and bear interest, at the Corporation's option, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of a LIBOR); (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The new revolving credit agreement will contain restrictive covenants including covenants relating to debt, requirements for limitations on encumbrances, and provisions which relate to certain changes in control. The Corporation will be required to pay an annual loan commitment fee to the bank group on the amount of available but unused borrowings.

         Amounts reflected in acquisitions, net, in the statement of cash flows include assumed or incurred indebtedness of $2,166,000 and $1,117,000 for the years ended December 31, 1996 and 1994, respectively, in connection with certain acquisitons.

         Maturities of long-term debt during the five-year period ending December 31, 2001, and thereafter, are $1,273,000 in 1997, $1,220,000 in 1998,
$149,000 in 1999, $163,000 in 2000 and $171,000 in 2001, and $124,187,000
thereafter.

         Total interest paid was $12,004,000, $9,254,000 and $8,037,000 for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, an independently determined aggregate market value of the Corporation's outstanding notes approximated book value. The fair values were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for the same or similar issues, or on current rates offered to the Corporation for debt of the same remaining maturities.

NOTE G: INCOME TAXES

         The components of the Corporation's taxes on income are as follows:

year ended December 31
(add 000)                  1996        1995        1994
--------------------------------------------------------
Federal income taxes:
    Current             $ 33,265    $ 30,147    $ 26,895
    Deferred                (416)        313      (1,000)
--------------------------------------------------------
    Total federal
      income taxes        32,849      30,460      25,895
--------------------------------------------------------
 State income taxes:
    Current                6,560       5,875       6,110
    Deferred                 410        (245)         70
--------------------------------------------------------
    Total state
      income taxes         6,970       5,630       6,180
--------------------------------------------------------
 Foreign income taxes        506         150          --
--------------------------------------------------------
 Total provision        $ 40,325    $ 36,240    $ 32,075
========================================================

         The Corporation's effective income tax rate varied from the statutory United States income tax rate because of the following permanent tax differences:

year ended December 31   1996     1995     1994
-----------------------------------------------
Statutory tax rate       35.0%    35.0%    35.0%
Increase (reduction)
   resulting from:
Excess of tax over
   book depletion        (5.5)    (6.1)    (5.6)
State income taxes        3.8      3.5      4.4
Other items               0.6      2.5      1.7
-----------------------------------------------
Effective tax rate       33.9%    34.9%    35.5%
===============================================

                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

         The principal components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

                                Deferred Assets (Liabilities)
(add 000)                          1996               1995
------------------------------------------------------------
Property, plant and
   equipment                    $(28,184)           $(25,060)
 Employee benefits                19,730              17,265
 Financial reserves                8,804               7,554
 Other items, net                  1,605               2,257
------------------------------------------------------------
                                $  1,955            $  2,016
============================================================

         Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The Corporation does not believe a valuation allowance is required at December 31, 1996 or 1995.

         The components of the provision for deferred income taxes for the years ended December 31 are as follows:

(add 000)                              1996           1995         1994
------------------------------------------------------------------------
Amounts expensed
   for books not yet
   deducted for
   tax purposes                      $(1,757)       $  (780)       $(872)
 Inventories valuation                (1,551)           406         (547)
 Vacation pay accrual                   (179)          (206)          45
 Tax depreciation and
   amortization                        3,124          2,941          400
 Employee benefits                    (2,285)        (2,554)         204
 Financial reserves                      506             10          (49)
 Miscellaneous, net                    2,136            251         (111)
------------------------------------------------------------------------
                                     $    (6)       $    68        $(930)
========================================================================

         Total income taxes paid by Lockheed Martin attributable to the Corporation were $29,229,000, $36,088,000 and $32,800,000 for the years ended December 31, 1996, 1995 and 1994, respectively (see Note A).

NOTE H: RETIREMENT PLANS

         The Corporation sponsors several noncontributory defined benefit retirement plans, covering substantially all employees. In connection with the split-off transaction, the assets of the Corporation's retirement plans were transferred from a Lockheed Martin Master Retirement Trust into the Corporation's Master Retirement Trust. Such assets are invested principally in listed stocks and bonds and cash equivalents. Defined benefit plans for salaried employees provide benefits based on employees' years of service and average compensation for a specified period of time before retirement. Defined benefit plans for hourly paid employees generally provide benefits of stated amounts for specified periods of service.

         The Corporation's defined benefit pension plans comply with two principal standards: the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements, and Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("FAS 87"), which establishes rules for financial reporting. FAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.

         It is the Corporation's funding policy to stabilize annual contributions as a percentage of payroll with assumptions selected on the basis of long-term trends. The net pension cost of defined benefit plans included the following components:

year ended December 31
(add 000)                                  1996            1995           1994
-------------------------------------------------------------------------------
Service cost -
   benefits earned
    during the period                   $  5,305        $  3,603        $ 3,370
 Interest cost                             7,255           6,668          6,413
 Net amortization and
    other components                       5,364           7,501         (5,814)
 Actual return on
    assets                               (12,968)        (14,535)          (928)
-------------------------------------------------------------------------------
 Net pension cost                       $  4,956        $  3,237        $ 3,041
===============================================================================


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

         Assumptions used as of December 31 are as follows:

                                       1996          1995          1994
------------------------------------------------------------------------
 Plan discount rates                   7.75%         7.50%         8.25%
 Rates of increase in
    future compensation
    levels                             5.50%         6.00%         5.50%
 Expected long-term
    rates of return
    on assets                          8.75%         8.75%         8.75%

         The following table sets forth the defined benefit plans' funded status and amounts recognized in the respective balance sheet as of:

December 31
(add 000)                                               1996             1995
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
      Vested                                         $ (80,252)       $ (80,024)
      Non-vested                                        (7,042)          (2,546)
-------------------------------------------------------------------------------
 Accumulated benefit
    obligation                                         (87,294)         (82,570)
 Effect of future pay increases                        (14,897)         (16,739)
-------------------------------------------------------------------------------
 Projected benefit obligation
    ("PBO")                                           (102,191)         (99,309)
 Plan assets at fair value                             108,270           90,709
-------------------------------------------------------------------------------
 Plan assets in excess of
    (less than) PBO                                      6,079           (8,600)
 Unrecognized prior service
    cost                                                 5,691            6,224
 Unrecognized net assets                                (1,796)          (2,252)
 Unrecognized gain                                     (17,089)          (2,457)
-------------------------------------------------------------------------------
 Accrued pension cost                                $  (7,115)       $  (7,085)
===============================================================================


NOTE I: POSTRETIREMENT AND POSTEMPLOYMENT
BENEFITS

         The Corporation provides certain health care and life insurance benefits for retired employees who may become eligible for such benefits if employed by the Corporation at retirement. The Corporation has deposited funds into irrevocable trusts established to fund and pay a portion of future health benefits to eligible retirees and dependents. Plan assets are invested principally in listed stocks and bonds and cash equivalents.

         The net periodic postretirement benefit cost included the following components:

year ended December 31
(add 000)                             1996          1995          1994
-----------------------------------------------------------------------
Service cost -
   benefits earned
    during the period               $ 1,664       $ 1,384       $ 1,212
 Interest cost                        4,346         3,967         3,496
 Net amortization and
    other components                    324           330        (1,216)
 Actual return on assets               (375)         (659)           17
-----------------------------------------------------------------------
 Net periodic
    postretirement
    benefit cost                    $ 5,959       $ 5,022       $ 3,509
=======================================================================

         The postretirement health care plans' funded status and amounts recognized in the Corporation's consolidated balance sheet are as follows:

December 31
(add 000)                                   1996             1995
-------------------------------------------------------------------
 Accumulated post-
   retirement benefit
   obligation ("APBO"):
 Actives, fully eligible                  $(10,610)        $(10,259)
 Actives, not fully eligible               (19,623)         (18,924)
 Retirees                                  (28,657)         (28,251)
-------------------------------------------------------------------
 Total APBO                                (58,890)         (57,434)
 Plan assets at fair value                   4,971            7,562
-------------------------------------------------------------------
 APBO in excess of plan
    assets                                 (53,919)         (49,872)
 Unrecognized prior service cost             1,134            1,204
 Unrecognized loss                           5,137            5,925
-------------------------------------------------------------------
 Accrued postretirement
    benefit cost                          $(47,648)        $(42,743)
===================================================================



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

Assumptions used as of December 31 are as follows:

                                    1996    1995
-------------------------------------------------
Discount rate                       7.75%   7.50%
Expected long-term rate of
   return on assets                 8.75%   8.75%

         The assumed trend rate for health care inflation used in measuring the net periodic benefit cost and APBO is 7 1/2% for 1996, declining gradually to 4 1/2% in the year 2001 and remaining at that level thereafter. It is estimated that a 1% increase in the health care cost trend rate would increase the APBO by approximately 12% and would increase the sum of the service cost and interest cost by approximately 19%.

         The Corporation provides certain benefits to former or inactive employees after employment but before retirement, such as workers' compensation and disability benefits. The Corporation has accrued postemployment benefit costs of $1,734,000 at December 31, 1996 and 1995.

NOTE J: STOCK OPTIONS AND AWARD PLANS

         In 1994, the Corporation adopted an Omnibus Securities Award Plan (an "Omnibus Plan"). Under the Omnibus Plan, employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock or other stock-based incentive awards. These awards may be granted either singly or in combination with other awards. Under the terms of the Omnibus Plan, 2,000,000 shares of common stock may be available for awards and grants.

         Under the Omnibus Plan, the Corporation grants options to purchase its common stock at a price equal to the market value at the date of grant. These options become exercisable in three equal annual installments beginning one year after date of grant and expire 10 years from such date. The Omnibus Plan allows the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation.

         Additionally, the Omnibus Plan provides for an incentive stock plan whereby certain participants may be awarded stock units which permit them to use up to 50% of their annual incentive compensation to acquire shares of the Corporation's common stock at a 20% discount to the market value on the date of the incentive compensation award. For 1996 and 1995, stock unit awards representing 29,398 and 26,026 shares of the Corporation's common stock were awarded under the incentive stock plan. There were no such awards made for the plan year 1994. Under the awards outstanding, participants earn the right to acquire their respective shares at the discounted value generally at the end of a three-year period from the date of award. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership vesting period.

         At December 31, 1996, the Corporation adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). In accordance with FAS 123, the Corporation has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

         Pro forma information regarding net income and earnings per share is required by FAS 123, which also requires that the information be determined as if the Corporation has accounted for its employee stock options and awards granted subsequent to December 31, 1994, under the fair value method prescribed by FAS 123. The fair value for these stock-based awards was estimated as of the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions as of December 31:

                                       1996        1995
--------------------------------------------------------
Risk-free interest rate                6.70%       6.45%
Dividend yield                         2.10%       2.10%
Volatility factor                     20.90%      16.40%
Expected life                       7 YEARS     7 YEARS

         The Black-Scholes valuation model was developed for use in estimating the fair value of traded awards which have no vesting restrictions and are fully


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected stock price volatility factor. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and awards.

         For purposes of pro forma disclosure, the estimated fair value of the stock-based awards is amortized hypothetically over the vesting period of the related award. The Corporation's pro forma information for the year ended December 31 is as follows:

(add 000, except per share data)        1996           1995
------------------------------------------------------------
Net earnings                          $78,174        $67,446
Earnings per share                    $  1.70        $  1.46

         Because FAS 123 is applicable only to stock-based awards granted after December 31, 1994, the pro forma effect of the amortization of the estimated fair value of the Corporation's outstanding stock-based awards will not be reflected fully until 1997.

         Certain employees of the Corporation participated in, and received awards from, the securities award plans of Lockheed Martin. However, effective with the adoption of the Omnibus Plan, no further grants of options, stock appreciation rights or restricted stock were made to employees of the Corporation under any of the securities award plans of Lockheed Martin. All outstanding grants and awards under such plans held by employees of the Corporation will remain in effect through October 1997. Additionally, all expenses associated with such grants and awards, except for restricted stock awards, are not considered expenses of the Corporation.

         In 1996, the Corporation adopted the Common Stock Purchase Plan for Directors, which provides non-employee directors the election to receive all or a portion of their total fees in the form of the Corporation's common stock. Currently, Directors are required to defer at least 30% of the retainer portion of fees in the form of common stock. This plan will be effective in 1997. Also in 1996, the Corporation adopted the Shareholder Value Achievement Plan to award the Corporation's common stock to key senior employees based on certain performance criteria, as defined. No awards were made in 1996 under this plan.



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

         A summary of the Corporation's stock-based awards activity and related information follows:

                                      Numbers of Shares            Award Price
                                   -------------------------------------------------
                                    Available      Awards     Per Share     Total
                                    for Grant   Outstanding     Range     (add 000)
------------------------------------------------------------------------------------
         1996
January 1                           1,585,500     414,500    $20.00-$22.00   $ 8,675
Additions                                  --          --          --             --
Awards Granted                       (270,026)    270,026    $16.80-$24.25     6,354
Exercised                                  --          --          --             --
Canceled                                1,667      (1,667)         --            (33)
Expired                                    --          --          --             --
------------------------------------------------------------------------------------
December 31                         1,317,141     682,859    $16.80-$24.25   $14,996
------------------------------------------------------------------------------------
Exercisable at December 31, 1996                  202,269
         1995
January 1                           1,807,500     192,500    $  22.00        $ 4,235
Additions                                  --          --          --             --
Awards Granted                       (222,000)    222,000       20.00          4,440
Exercised                                  --          --          --             --
Canceled                                   --          --          --             --
Expired                                    --          --          --             --
------------------------------------------------------------------------------------
December 31                         1,585,500     414,500    $20.00-$22.00   $ 8,675
------------------------------------------------------------------------------------
Exercisable at December 31, 1995                   64,149
         1994
January 1                                  --          --    $     --        $    --
Additions                           2,000,000          --          --             --
Awards Granted                       (192,500)    192,500       22.00          4,235
Exercised                                  --          --          --             --
Canceled                                   --          --          --             --
Expired                                    --          --          --             --
------------------------------------------------------------------------------------
December 31                         1,807,500     192,500    $  22.00        $ 4,235
------------------------------------------------------------------------------------
Exercisable at December 31, 1994                     None

         Exercise prices for awards outstanding as of December 31, 1996, ranged from $16.80 to $24.25. The weighted average remaining contractual life of those awards is 8.4 years.

         The weighted average exercise price of outstanding awards at December 31, 1996 and 1995 is $21.96 and $20.93, respectively.

NOTE K: LEASES

         Total rent expense for all operating leases was $18,480,000, $18,353,000 and $7,961,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Total mineral royalties for all leased properties were $14,270,000, $13,315,000 and $9,080,000 for the years ended December 31, 1996,
1995 and 1994, respectively. Future minimum rental and royalty commitments for all non-cancelable operating leases



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
and royalty agreements as of December 31, 1996, are as follows:

(add 000)
---------------------------------------------
1997                                 $  5,796
1998                                    4,255
1999                                    2,682
2000                                    1,871
2001 and thereafter                    11,756
---------------------------------------------
                                     $ 26,360
=============================================

NOTE L: SHAREHOLDERS' EQUITY

         The current authorized capital structure of Martin Marietta Materials, Inc., includes 10,000,000 shares of Preferred Stock with par value of $0.01 a share, none of which is issued currently, in addition to the 100,000,000 shares of common stock, with a par value of $0.01 a share. As of December 31, 1996, there were 46,079,300 shares of the Corporation's common stock issued and outstanding.

         In 1994, the Board of Directors authorized the repurchase of up to 2,000,000 shares of the Corporation's common stock for issuance under the Omnibus Securities Award Plan. Additionally, the Board of Directors authorized the repurchase of an additional 500,000 shares for general corporate purposes. During 1996, the Corporation repurchased no shares of its common stock.

         Under the North Carolina Business Corporation Act, shares of common stock reacquired by a corporation constitute unissued shares. For financial reporting purposes, reacquired shares are recorded as reductions to issued common stock and to additional paid-in capital.

         All December 31, 1996, retained earnings were unrestricted.

NOTE M: CONTINGENCIES

         The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters (see Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 34 and 35), will have a material adverse effect on the results of the Corporation's operations or on its financial position.

NOTE N: SEGMENT INFORMATION

         The Corporation operates in two principal business segments: aggregates products and magnesia-based products. The Corporation's sales and earnings are predominantly derived from its aggregates segment which processes and sells granite, sandstone, limestone, shell and other aggregates products for use primarily by commercial customers. The division's products are used principally in domestic construction of highways and other infrastructure projects and for commercial and residential buildings. The magnesia-based products segment produces refractory materials and dolomitic lime used in domestic and foreign basic steel production and produces chemicals products used in industrial, agricultural and environmental applications. The magnesia-based products segment derives a major portion of its sales and earnings from the products used in the steel industry.

         Earnings from operations is total revenue less operating expenses (excluding interest expense) and general corporate expenses. Assets employed by segment include both assets directly identified with those operations and an allocable share of jointly used assets. General corporate assets consist primarily of affiliates receivable, certain accounts receivable, and property, plant and equipment for corporate operations.

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT year ended December 31
(add 000)

NET SALES
                               1996        1995        1994
-------------------------------------------------------------
Aggregates                   $591,268    $538,827    $383,155
Magnesia Specialties          130,679     125,579     118,505
-------------------------------------------------------------
Total                        $721,947    $664,406    $501,660
=============================================================

GROSS PROFIT
                               1996        1995        1994
-------------------------------------------------------------
Aggregates                   $152,179    $137,704    $109,928
Magnesia Specialties           30,331      29,460      29,215
-------------------------------------------------------------
Total                        $182,510    $167,164    $139,143
=============================================================


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                                             1996       1995       1994
-------------------------------------------------------------------------
Aggregates                                 $ 42,788   $ 39,617   $ 28,254
Magnesia Specialties                         17,149     18,121     17,028
-------------------------------------------------------------------------
Total                                      $ 59,937   $ 57,738   $ 45,282
=========================================================================

EARNINGS FROM OPERATIONS
                                             1996       1995       1994
-------------------------------------------------------------------------
Aggregates                                 $109,391   $ 98,087   $ 81,674
Magnesia Specialties                         11,285      9,478     10,213
-------------------------------------------------------------------------
Total                                      $120,676   $107,565   $ 91,887
=========================================================================

ASSETS EMPLOYED
                                             1996       1995       1994
-------------------------------------------------------------------------
Aggregates                                 $616,268   $583,154   $397,660
Magnesia Specialties                        122,365    110,073    103,361
-------------------------------------------------------------------------
                                            738,633    693,227    501,021

General corporate assets                     30,285     96,144     92,870
-------------------------------------------------------------------------
Total                                      $768,918   $789,371   $593,891
=========================================================================

DEPRECIATION, DEPLETION AND AMORTIZATION
                                             1996       1995       1994
-------------------------------------------------------------------------
Aggregates                                 $ 52,650   $ 47,186   $ 34,158
Magnesia Specialties                          8,342      8,298      8,419
Corporate headquarters                          218        190        251
-------------------------------------------------------------------------
Total                                      $ 61,210   $ 55,674   $ 42,828
=========================================================================

PROPERTY ADDITIONS
                                             1996       1995       1994
-------------------------------------------------------------------------
Aggregates                                 $ 66,977   $145,632   $ 47,141
Magnesia Specialties                          9,503      6,218      6,152
Corporate headquarters                        4,903        695         97
-------------------------------------------------------------------------
Total                                      $ 81,383   $152,545   $ 53,390
=========================================================================


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         In October 1996, the outstanding common stock of Martin Marietta Materials that was held by Lockheed Martin Corporation became available to the public market when Lockheed Martin disposed of its 81% ownership interest. This transaction was completed by means of a split-off, which was an exchange offer pursuant to which Lockheed Martin stockholders were given the opportunity to exchange shares of Lockheed Martin common stock for shares of Martin Marietta Materials common stock on a tax-free basis. Consummation of this transaction did not impact the Corporation's financial position or its results of operations as of the consummation date and for the period then ended. The discussion and analysis which follows reflects management's assessment of the financial condition and results of operations of Martin Marietta Materials, and should be read in conjunction with the audited consolidated financial statements on pages 10 through 25.

RECENT DEVELOPMENTS

         One of the Corporation's key strategies is the pursuit of acquisition and other growth opportunities within the consolidating construction aggregates industry. In furtherance of that objective, on January 30, 1997, the Corporation announced that it has signed a non-binding letter of intent with CSR America, Inc., to purchase the common stock of its wholly owned subsidiary, American Aggregates Corporation, for approximately $235 million in cash plus certain assumed liabilities (excluding long-term indebtedness). The final purchase price for this business combination, which includes the Indiana and Ohio operations of American Aggregates, but excludes the Michigan operations, will be subject to certain post-closing adjustments relating to changes in working capital. The transaction, which is subject to negotiating the terms of a definitive stock purchase agreement, completing due diligence reviews and receiving governmental regulatory approvals, is expected to close during the second quarter of 1997 and will be accounted for under the purchase method of accounting. Under this method, the consideration for the common stock of American Aggregates will be allocated to the underlying assets acquired and liabilities assumed based on their estimated fair values as of the closing date. The operating results of the American Aggregates business acquired will be included with those of the Corporation from the closing date. As more fully described in the "Capital Structure and Resources" section on pages 33 and 34, in January 1997 management arranged through a syndicate of banks a revolving credit agreement totaling $150 million. This credit agreement replaced the $55 million credit facility with the Corporation's former parent, Lockheed Martin Corporation, in effect at December 31, 1996. If the business combination with American Aggregates is consummated, management intends to access available capital markets to provide financing for this transaction. Additional information regarding the proposed transaction is contained in Note B to the audited consolidated financial statements on page 17, and under "Business Environment" on page 29 and "Capital Structure and Resources" on page 34.

RESULTS OF OPERATIONS

         The Corporation's aggregates business is characterized by a high level of dependence upon construction sector spending, and the magnesia specialties product lines, particularly refractory and dolomitic lime products, are used principally within the steel industry. Therefore, the Corporation's operating results are highly dependent upon activity within the construction and steel-related marketplaces, both of which are cyclical in nature. Factors such as seasonal and other weather-related conditions also affect the Corporation's business production schedules and levels of profitability. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The following comparative analysis and discussion should be read in this context.

         The Corporation's 1996 net earnings of $78.6 million, or $1.71 per common share, represent an increase of 16% over 1995 net earnings of $67.6



                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
million, or $1.47 per common share. The 1995 net earnings in turn were 16% over the 1994 comparable net earnings of $58.3 million, or $1.30 per common share, before recognition of an extraordinary loss ($4.6 million, or $0.11 per share) relating to an early extinguishment of debt in 1994. The Corporation's consolidated net sales were $721.9 million in 1996 and $664.4 million in 1995. Net sales increased $57.5 million, or 9%, in 1996 and $162.7 million, or 32%, in 1995. The Corporation's consolidated net sales in 1994 were $501.7 million. Consolidated earnings from operations were $120.7 million in 1996 and $107.6 million in 1995, reflecting an increase of $13.1 million, or 12%, in 1996 and $15.7 million, or 17%, in 1995. The Corporation's 1994 operating earnings were $91.9 million. The Corporation's financial results for 1996 and 1995 include the construction aggregates business of Dravo that was acquired in January 1995.

         Other income and expenses, net, for the year ended December 31, 1996, was $8.4 million in income, compared to $6.0 million and $5.4 million in income for 1995 and 1994, respectively. In addition to other offsetting amounts, other income, net, for the three years in the period ended December 31, 1996, was comprised principally of interest income, gains associated with selling certain assets, gains and losses related to certain amounts receivable, and net equity earnings from nonconsolidated investments.

         Interest expense was approximately $0.4 million, or 4%, higher in 1996 over 1995. The increase in 1996 resulted from the net effect of the additional long-term borrowings by the Corporation in December 1995, when the Corporation publicly offered and sold its $125-million 7% Debentures. This amount was offset by lower interest on debt reflecting the reduction of long-term borrowings during the year caused by the repayment of the 8 1/2% Notes on March 1, 1996, and the reduced amounts outstanding during 1996 that were due to Lockheed
Martin under the former credit agreement. Interest expense of $9.7 million in 1995 was $2.9 million higher than in 1994. This increase was the result of higher-level borrowings during 1995 under the Lockheed Martin credit agreement and the December 1995 sale of the 7% Debentures. During 1994, the Corporation's interest expense was higher than the prior year's due to indebtedness that was assumed by the Corporation upon its incorporation in late 1993. Additional information regarding the Corporation's debt and capital structure is contained in Note F on pages 17 and 18 and under "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 32 through 34.

         The Corporation's effective income tax rate for 1996 was 33.9%, compared with 34.9% in 1995 and 35.5% in 1994. The favorable variance in the effective income tax rates for 1996 and 1995, which are lower than the federal corporate tax rate of 35%, is due to the effect of several offsetting factors. In this regard, the Corporation's effective tax rates for both years reflect the effect of state income taxes, which has been more than offset by the favorable impact of differences in book and tax accounting arising from the permanent benefits associated with the depletion allowances for mineral reserves, related-party foreign corporate operating earnings, and equity earnings from nonconsolidated investments. For 1994, the Corporation's effective income tax rate was higher than the statutory rate due principally to the effect of state income taxes offset by less significant book and tax accounting differences arising essentially from the benefit associated with the depletion allowance.

         The Corporation's debt-to-capitalization ratio was reduced from 35% at December 31, 1995, to 21% at December 31, 1996, with total debt decreasing from $228.7 million to $127.2 million and total shareholders' equity increasing from $423.5 million to $481.0 million. However, if the business combination with American Aggregates is consummated, the Corporation's ratio of debt to total capitalization is expected to increase substantially. During 1996, the Corporation paid common stock dividends of $21.2 million, or $0.46 per common share. Additional information regarding the Corporation's debt and capital structure is contained in Note F on pages 17


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

and 18 and under "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 32 through 34.

BUSINESS ENVIRONMENT

         Martin Marietta Aggregates, the Corporation's primary line of business, principally serves commercial customers in the construction aggregates-related markets. These markets are dependent upon public and private sector construction spending. Traditionally, business trends in the aggregates industry have been highly dependent upon national, as well as regional and local, economic cycles which affect the construction industry and which, in turn, increase or decrease the demand for aggregates products. Further, the aggregates industry is sensitive to changes in infrastructure spending within the public sector markets. Accordingly, these characteristics make demand from the construction industry cyclical.

         Generally, some sectors of the economy are impacted less by economic cycles than are others. For example, consumption of aggregates for public purposes (highways, schools, airports, and other government-sponsored projects) has tended to be much more stable historically than the interest rate-sensitive private sector. Each year since 1990, public projects have consumed more than 50% of the total annual aggregates consumption in the United States, and generally improved levels of funding have enabled highway and bridge projects to register improvement over the past few years. Assuming that the current U.S. highway construction spending bill that expires September 30, 1997, is renewed at or above existing levels -- and management believes that there is a high probability this will occur -- it is expected that public works projects should continue to account for a majority of total aggregates consumption each year over the next few years. Accordingly, management believes that the Corporation's exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened somewhat by the division's broad mix of public sector-related shipments which currently account for approximately 50% of the Aggregates division's annual product shipments.

         As the current highway bill concludes in 1997, funding provided by the federal government for public works projects will be determined against a backdrop of deficit reduction pressures. The outcome of upcoming federal budget talks will affect both the level of federal highway appropriations and the means by which federal funds are distributed. Along with the predicted renewal of the federal highway program during 1997, management expects that construction spending associated with the state- and local-level highway programs in markets in which the Corporation does business will continue to increase moderately. However, if construction spending reductions occur in state- and local-level highway programs, or if, as part of the federal budget deliberations, construction spending reductions occur in the current or a successor federal highway program, the division's operations could be adversely affected, if such reductions occur within the division's respective markets. It should be noted that the Highway Trust Fund and a significant portion of the state and local highway programs within the Corporation's markets are funded from sources such as dedicated gasoline tax revenues, which management believes should not be affected by federal and state-level budget reductions.

                                   [GRAPH]

                       1996 AGGREGATES DIVISION MARKETS

Infrastructure          48%

Chemical,
Railroad Ballast &
Other                    9%

Residential             17%

Commercial              26%



         Because of the concentration of the Aggregates division's operations in the southeastern, midwestern and central regions of the country the division's - and consequently, the Corporation's - operating


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
performance and financial results are dependent upon the strength of these specific regional economies. In recent years the general economic growth in these regions of the United States, and particularly in the Southeast, has been strong. Additionally, the recent passage of a $1.8 billion school bond issue and $950 million in highway bonds in North Carolina should have a strong positive impact on the division's aggregates shipments over the next few years. Construction activity related to these bonds should begin sometime in the late 1997 to early 1998 time frame.

                                   [GRAPH]


                             AGGREGATES DIVISION
                            SHIPMENTS AND CAPACITY
                            (in millions of tons)

                      '92    '93   '94   '95     '96

CAPACITY              80.1   84.0  85.7   117.3   120.0
SHIPMENTS             56.5   64.9  71.2    94.0   101.2



         The Corporation's management believes that the overall trend for the construction aggregates industry for the long term is one of consolidation. During 1996, the Corporation expanded its market opportunities by consummating transactions for the acquisition of two additional aggregates operations in the state of Kansas. As discussed above, the Corporation entered into a non-binding letter of intent with CSR America, Inc., to purchase the common stock of its wholly owned subsidiary, American Aggregates Corporation. If consummated, this acquisition will complement the division's business by adding operating facilities in the states of Indiana and Ohio. New quarry and mineral reserve locations resulting from this proposed transaction will both add and expand important markets within this region, and would add significant long-term mineral reserve capacity.

                                   [GRAPH]


                                UNITED STATES
                            AGGREGATES CONSUMPTION
                            (in millions of tons)

                      '92      '93     '94     '95   '96 est.

SAND & GRAVEL         919      958     982    1,003   1,069
CRUSHED STONE       1,161    1,238   1,360    1,389   1,437



         Some industry analysts predict that growth in the general economy will moderate over the next several months, resulting in slower economic growth during 1997, as compared with 1996. Additionally, this environment of slower economic growth is expected to yield a mixture of strengthening and weakening sectors within the construction industry. An increase in long-term interest rates during 1997 would slow down the economy's interest rate sensitive sectors --residential and commercial building. However, public works construction should continue to increase at moderate levels due in part to enhanced funding at the state level, and in part from sustained federal spending.

         Currently, while management believes that the construction industry's overall consumption levels and the Corporation's production and shipments will grow moderately during 1997, there is no assurance that these levels of production and shipments will continue. Over the longer term, the Aggregates division's business and financial results will continue to follow the national, as well as regional and local, general economic and construction industry trends. At this time, some economists predict an economic downturn sometime during the 1998-to-2000 time period.

         While the aggregates business is cyclical in nature, another characteristic of the business involves the significant impact that seasonal changes and other weather-related conditions have on business production schedules and construction activities. In this regard, the Aggregates division's production and shipment levels coincide with general construction activity levels, most of which occur in the division's markets typically


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

during the spring, summer and fall seasons.

         The Corporation's Aggregates division's raw materials reserves are sufficient to permit production at present operating levels for the foreseeable future. Based upon 1996 shipments, the Corporation's raw materials reserves exceed 50 years of production activity.

                                   [GRAPH]

                             MAGNESIA SPECIALTIES
                             DIVISION CHEMICALS &
                             INTERNATIONAL SALES
                                 (in millions)

                             '94      '95     '96

International                $12.9    $16.0   $19.2

Chemicals                    $30.4    $33.7   $37.9



         The Corporation also manufactures and markets magnesia-based products, including heat-resistant refractory products for the steel industry and magnesia-based chemicals products for industrial, agricultural and environmental uses, including wastewater treatment and acid neutralization. The Magnesia Specialties division's products, particularly refractory and dolomitic lime, which are used within the steel industry, account for approximately 72% of the division's sales. Accordingly, the division's profitability is highly dependent on the production of steel and its related marketplace. Prices of a significant portion of the division's products are directly affected by current economic trends within the steel industry, which continues to experience price weaknesses. To mitigate this exposure, the management of Magnesia Specialties has taken steps to emphasize new product development and concentrate on additional products for use in environmental, agricultural and other industrial applications. Consequently, the division's financial results have benefited from increased sales of its higher-margin chemicals products.

         Magnesia Specialties' earnings continue to reflect the benefits of the new labor agreements that have been agreed to and implemented over the prior two years, coupled with the ongoing cost reduction programs at its manufacturing facilities. Consequently, management has been able to achieve lower operating costs that serve to enhance the division's profitability and product competitiveness.

         The impact of inflation on Martin Marietta Materials' businesses has become less significant with the benefit of lower inflation rates in recent years. When the Corporation incurs higher costs to replace productive facilities and equipment, increased depreciation generally is countered by increased capacity and productivity, increased selling prices, and various other offsetting factors.

DISCUSSION OF BUSINESS SEGMENTS

         The Corporation conducts its operations through two reportable business segments: Aggregates and Magnesia Specialties. The Aggregates division is the second largest producer of construction aggregates in the United States, and its products are used primarily for construction of highways and other infrastructure projects and in the commercial, industrial and residential construction industries. The Corporation's Magnesia Specialties division sells a majority of its products to customers in the steel industry; and it also serves customers in other industrial, agricultural and environmental markets. The tables on the following page display net sales, gross profit, selling, general and administrative expenses, and earnings from operations for the two Martin Marietta Materials business segments for each of the three years in the period ended December 31, 1996. This information corresponds directly to the segment information presented in Note N on pages 24 and 25.


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT year ended December 31
(add 000)

NET SALES
                                                 1996       1995       1994
-----------------------------------------------------------------------------
Aggregates                                     $591,268   $538,827   $383,155
Magnesia Specialties                            130,679    125,579    118,505
-----------------------------------------------------------------------------
Total                                          $721,947   $664,406   $501,660
=============================================================================

GROSS PROFIT
                                                 1996       1995       1994
-----------------------------------------------------------------------------
Aggregates                                     $152,179   $137,704   $109,928
Magnesia Specialties                             30,331     29,460     29,215
-----------------------------------------------------------------------------
Total                                          $182,510   $167,164   $139,143
=============================================================================

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                                                 1996       1995       1994
-----------------------------------------------------------------------------
Aggregates                                     $ 42,788   $ 39,617   $ 28,254
Magnesia Specialties                             17,149     18,121     17,028
-----------------------------------------------------------------------------
Total                                          $ 59,937   $ 57,738   $ 45,282
=============================================================================

EARNINGS FROM OPERATIONS
                                                 1996       1995       1994
-----------------------------------------------------------------------------
Aggregates                                     $109,391   $ 98,087   $ 81,674
Magnesia Specialties                             11,285      9,478     10,213
-----------------------------------------------------------------------------
Total                                          $120,676   $107,565   $ 91,887
=============================================================================

Aggregates. The Aggregates division's sales increased 10% to $591.2 million for the year ended December 31, 1996, compared with the prior year's sales. This increase in sales reflects a 7.2 million ton increase in total tons shipped during 1996 to 101.2 million tons and an increase of more than 2% in the division's average net selling price when compared with the prior year's. The division's operating profits for the full year 1996 increased approximately 12% to $109.4 million from the prior year's, despite the effect of Hurricane Fran and subsequent heavy rainfall in the southeastern region of the country during September and the effect of the adverse weather conditions that existed within most of the markets served by the division during the first quarter of 1996.

         For the year ended December 31, 1995, the Aggregates division had net sales of $538.8 million, which were $155.7 million, or 41%, higher than the year-earlier net sales. This improvement reflects a 22.8 million ton increase in total tons shipped during 1995 of 94.0 million tons, a substantial portion of which was attributable to the Dravo business acquired in January of 1995. This improvement in sales also reflects an increase of approximately 5% in the division's average net selling price, when compared to the prior year's. Earnings from operations in the year were $98.1 million, an increase of 20% over the division's operating earnings for 1994.

         Magnesia Specialties. For the year ended December 31, 1996, the Magnesia Specialties division had sales of $130.7 million, an increase of $5.1 million, or 4%, in 1996 over 1995. Shipment levels, as well as overall prices, of refractory products were up slightly when compared with year-earlier shipments and prices. These improved refractory sales resulted from a more favorable customer and product sales mix during the year, coupled with realizing a softening of the heretofore pricing pressures that existed in the division's markets. The division's management, however, continues to expect pricing weaknesses in this sector for the foreseeable future due to the fixed market limitations inherent within the steel industry. Chemicals product sales, principally due to strong industrial and magnesium hydroxide demand, continued to strengthen throughout the year. The division's earnings from operations for 1996 of $11.3 million were 19% over the prior year's, which had been adversely affected by a two-month strike in connection with an expired labor union agreement. This improvement in Magnesia Specialties' operating earnings was achieved in spite of an explosion and resulting fire at the division's Woodville, Ohio, lime plant that adversely affected the division's operating margins during the second and third quarters of 1996.

         Magnesia Specialties division's 1995 net sales of $125.6 million were 6% above the prior year's, but the division's operating earnings decreased 7% to $9.5 million. The increase in the division's 1995 sales was

                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

attributable to increases in all major product areas. The division's decrease in earnings was principally the result of the adverse effect of the nonrecurring costs associated with the labor strike at a major operating location in Michigan during the year.

                                    [GRAPH]

                            CONSOLIDATED OPERATING
                                  CASH FLOW
                                (in millions)


'92                              $ 69.7
'93                              $ 90.9
'94                              $ 79.5
'95                              $128.6
'96                              $134.9


LIQUIDITY AND CASH FLOWS

         A primary source of the Corporation's liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was approximately $134.9 million in 1996 as compared with the $128.6 million and $79.5 million reported for 1995 and 1994, respectively. These positive cash flows were derived substantially from operating profits before deduction of certain non-cash charges for depreciation, depletion and amortization of its properties and intangible assets, offset in large part by increases in its working capital requirements. The Corporation's net working capital at year-end 1996 was $183.0 million, which reflects an increase of $42.0 million over the previous year's.

         The above-mentioned working capital changes in 1996 were due primarily to increases in accounts receivable balances resulting from increased sales volume, offset partially by increased accounts payable balances and certain accrued expense amounts. The working capital changes for 1995 included an increase in inventories resulting from a build-up of certain magnesia-based product inventories in connection with a 1995 labor dispute, offset partially by an increase in trade accounts payable balances. The Corporation's working capital changes for 1994 reflected increased inventory balances resulting from greater demand and a significant reduction in amounts due to the Corporation's former parent. The seasonal nature of the Corporation's business affects the levels of cash provided by its operating activities on a quarterly basis versus cash levels provided for the full year.

         Full-year capital expenditures, excluding acquisitions, were $79.5 million in 1996, $71.6 million in 1995 and $47.0 million 1994. Capital expenditures during 1996 and 1995 included increased spending requirements for planned capital improvements and investments relating to the addition of the former Dravo businesses. Excluding acquisitions, capital expenditures are expected to be approximately $90 million for 1997.

         During 1995, net cash consideration of approximately $121 million was paid to the Dravo Corporation in connection with the acquisition of its construction aggregates business. This consideration was paid by the Corporation from its working capital, funds obtained from the repayment by Lockheed Martin of other amounts due to the Corporation ($53 million), and funds obtained under the Corporation's credit agreement with Lockheed Martin.

         In December 1995, the Corporation received approximately $123 million in net proceeds, after underwriting discounts and expenses, from the sale of $125-million 7% Debentures due December 1, 2025. Net proceeds from the sale of the Debentures were used initially to repay amounts borrowed under the Corporation's credit agreement and the excess funds were invested pursuant to its cash management agreement, both of which were agreements with Lockheed Martin.

         In March 1996, the Corporation repaid the $100-million aggregate principal amount of the outstanding 8 1/2% Notes due March 1, 1996, assumed by the Corporation at the time of its incorporation in November 1993. The Corporation repaid the 8 1/2% Notes from its working capital, including the cash


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
invested under the cash management agreement, and funds borrowed under its credit agreement.

         In 1996, the Board of Directors approved total cash dividends on the Corporation's common stock at $0.46 a share. Regular quarterly dividends were authorized and paid at the rate of $0.11 per common share in each of the first two quarters of 1996, and at the rate of $0.12 per common share in each of the third and fourth quarters of 1996.

         The Corporation may repurchase up to 2.5 million shares of its common stock under authorizations from the Corporation's Board of Directors for use in the Corporation's Omnibus Securities Award Plan and for general corporate purposes. As of December 31, 1996, there have been 68,200 shares repurchased under these authorizations.

CAPITAL STRUCTURE AND RESOURCES

         Long-term debt, including current maturities, declined to approximately $127.2 million at the end of 1996 from approximately $228.7 million at the end of 1995, while shareholders' equity grew to approximately $481.0 million from approximately $423.5 million a year ago. The Corporation's ratio of debt to total capitalization was approximately 21% at December 31, 1996, compared with approximately 35% at December 31, 1995, after absorbing a temporary increase in long-term debt associated with the December 1995 sale of the $125-million 7% Debentures. The proceeds from the sale of these Debentures were used ultimately to repay the $100-million aggregate principal amount of the 8 1/2% Notes upon their maturity on March 1, 1996, as well as certain other indebtedness of the Corporation. If the business combination with American Aggregates Corporation is consummated, the Corporation's debt-to-capitalization ratio is expected to increase to a range of approximately 40% to 45%. Currently, substantially all of the Corporation's long-term debt is in the form of publicly issued, fixed-income Debentures. As discussed in more detail below, management has not determined the method or methods by which it may provide the required financing in connection with the proposed American Aggregates Corporation acquisition.

         The Corporation relies upon internally generated funds, access to capital markets, including funds obtained under its credit facilities to meet its liquidity requirements, finance its operations, and fund its capital requirements. At December 31, 1996, the Corporation's credit facilities included a cash management agreement and a revolving credit agreement, each with its former parent, Lockheed Martin Corporation. As more fully described below, these agreements with Lockheed Martin were terminated in January 1997, when the Corporation entered into its own revolving credit agreement with a group of banks and into its own cash management arrangements.

         The Corporation's revolving credit agreement with Lockheed Martin, which expired January 31, 1997, provided for borrowings of up to $55 million. Interest was charged on amounts outstanding under this agreement at a published prime interest rate or at LIBOR plus a graduated rate (see Note F on pages 17 and 18). As of December 31, 1996, no amounts were outstanding under this agreement, and approximately $23.7 million of the Corporation's funds were invested with Lockheed Martin under the terms of the cash management agreement. Upon termination of these agreements on January 31, 1997, all funds held by Lockheed Martin under the terms of the cash management agreement were transferred to the Corporation and invested under its own cash management arrangements.

         On January 29, 1997, the Corporation entered into a new revolving credit agreement with a group of domestic and foreign banks, which provides for borrowings of up to $150 million for general corporate purposes through January 29, 2002. Borrowings under this credit agreement would be unsecured and bear interest, at the Corporation's option, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of a LIBOR); (ii) a bank base rate (as defined on the basis of a published prime

                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The revolving credit agreement contains several covenants, including specific financial covenants relating to leverage, limitations on encumbrances, and provisions which relate to certain changes of the Corporation's control. There have been no borrowings under this agreement.

         With respect to the Corporation's ability to access the public market, it has an effective shelf registration on file with the Securities and Exchange Commission for the offering of up to $175 million of debt securities, which may be issued from time to time. The Corporation's ability to issue such debt securities at any time is dependent, among other things, upon market conditions.

         Martin Marietta Materials' internal cash flows and availability of financing sources, including access to capital markets and its revolving credit agreement, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, to cover debt service requirements, to meet capital expenditures and discretionary investment needs, and to allow for payment of dividends for the foreseeable future.

         In connection with the proposed American Aggregates acquisition, the Corporation plans to arrange for an additional revolving credit agreement with the same group of banks that comprises the bank group for the aforementioned new credit agreement to provide for increased borrowings up to an additional $150 million. While any such capacity may be used initially to provide the necessary interim financing for this proposed acquisition or to back issuance of commercial paper, it is anticipated that the Corporation may replace all or a portion of the funds borrowed under the revolving credit agreements or commercial paper issuance with funds provided from other financing sources. Management may choose to further access the public debt markets through the issuance of debt securities or may decide to issue additional privately-placed debt, although no determination has been made as to the method or methods by which it may further access the public or private debt markets. If the business combination with American Aggregates Corporation is consummated, management will evaluate potential near-term actions which may permit the Corporation to reduce portions of its long-term debt. These actions may include the disposition of certain facilities.

         Currently, the Corporation's senior unsecured debt is rated "A" by Standard & Poor's and "A3" by Moody's. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.

ENVIRONMENTAL MATTERS

         The Corporation is involved in various environmental and reclamation matters. Among the variables that management must assess in evaluating costs associated with these issues are evolving environmental regulatory standards. The nature of these matters makes it difficult to estimate the timing and amount of any costs that may be necessary for future remedial measures.

         The Corporation incurs certain environmental-related costs in connection with its operations, including land reclamation costs, pollution control facility operating and maintenance costs, and environmental program compliance and monitoring costs. For financial reporting purposes, the Corporation treats these costs as normal ongoing operating expenses of its businesses and records them as costs of sales in the period in which they are incurred.

         The Corporation records appropriate financial statement accruals for environmental matters in the period in which liability is established and the appropriate amount can be estimated reasonably. The Corporation currently has no material provisions for estimated costs in connection with environmental-related expenditures, because it is impossible to quantify with certainty the impact of all actions regarding environmental matters, particularly the

                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries
extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with present environmental protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations.


This Annual Report contains statements which constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that all forward looking statements involve risks and uncertainties, including those arising out of economic, climactic, political, regulatory, competitive and other factors. The forward looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward looking statements, see the Corporation's Securities and Exchange Commission filings, including but not limited to, the discussion of "Competition" on page 6 of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (Form 10-K), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 26 through 35 of this Annual Report and "Note A:
Accounting Policies" on pages 15 and 16, and "Note M: Contingencies" on page 24 of the Notes to Financial Statements of the Audited Consolidated Financial Statements included in this Annual Report, incorporated by reference into the Form 10-K.


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

QUARTERLY PERFORMANCE (Unaudited)


(add 000, except per share)       Net Sales                   Gross Profit                  Net Earnings
                            -------------------------------------------------------------------------------
Quarter                       1996         1995             1996         1995            1996        1995
-----------------------------------------------------------------------------------------------------------
First                       $136,547     $129,942         $ 23,805     $ 29,073         $ 4,337     $ 8,229
Second                       200,438      175,914           55,330       46,250          26,807      19,957
Third                        201,504      191,094           58,547       51,760          27,490      23,425
Fourth                       183,458      167,456           44,828       40,081          19,994      15,940
-----------------------------------------------------------------------------------------------------------
Totals                      $721,947     $664,406         $182,510     $167,164         $78,628     $67,551
===========================================================================================================



                                                Common Dividends Paid and Stock Price
                                     -----------------------------------------------------------
                                                                      Market Price
                      Earnings                         -----------------------------------------
                 Per Common Share*   Dividends Paid      High        Low        High       Low
                 -------------------------------------------------------------------------------
Quarter            1996     1995      1996     1995            1996                  1995
------------------------------------------------------------------------------------------------
First             $0.09    $0.18     $0.11    $0.11     $23.25     $20.125    $19.50    $16.50
Second             0.58     0.43      0.11     0.11      24.875     21.50      21.75     19.125
Third              0.60     0.51      0.12     0.11      24.75      19.50      20.50     18.50
Fourth             0.43     0.35      0.12     0.11      25.75      20.875     22.125    18.625
------------------------------------------------------------------------------------------------
Totals            $1.71    $1.47     $0.46    $0.44
================================================================================================

*The sum of per-share earnings by quarter may not equal earnings per share for the year due to rounding or share repurchases during the year.

                                Martin Marietta
                                Materials, Inc.
                                and Consolidated
                                 Subsidiaries

FIVE YEAR SUMMARY

(add 000, except per share)                    1996       1995        1994         1993        1992
-----------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                    $721,947   $664,406    $501,660     $452,906    $408,321
Cost of sales, other costs and expenses       601,271    556,841     409,773      376,511     353,201
-----------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                      120,676    107,565      91,887       76,395      55,120
Other income, net                               8,398      5,959       5,398          897       2,468
-----------------------------------------------------------------------------------------------------
                                              129,074    113,524      97,285       77,292      57,588
Interest expense on debt                       10,121      9,733       6,865        3,234       1,042
-----------------------------------------------------------------------------------------------------
Earnings before taxes on income,
  extraordinary item and cumulative
   effect of accounting changes               118,953    103,791      90,420       74,058      56,546
Taxes on income                                40,325     36,240      32,075       26,057      17,560
-----------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM
   AND CUMULATIVE EFFECT OF ACCOUNTING
   CHANGES                                     78,628     67,551      58,345       48,001      38,986
Extraordinary loss on early extinguishment
   of debt                                       --         --        (4,641)        --          --
Cumulative effect of changes in accounting
   for postretirement benefits other than
   pensions, income taxes, and
   postemployment benefits                       --         --          --        (17,512)       --
-----------------------------------------------------------------------------------------------------
NET EARNINGS                                 $ 78,628   $ 67,551    $ 53,704     $ 30,489    $ 38,986
=====================================================================================================
PER COMMON SHARE
Net earnings (loss)
   Before extraordinary item                 $   1.71   $   1.47    $   1.30          N/A         N/A
   Extraordinary item                            --         --         (0.11)         N/A         N/A
-----------------------------------------------------------------------------------------------------
                                             $   1.71   $   1.47    $   1.19          N/A         N/A
=====================================================================================================
CASH DIVIDENDS                               $   0.46   $   0.44    $   0.22          N/A         N/A
=====================================================================================================

CONDENSED BALANCE SHEET DATA
Current deferred income taxes                $ 15,547   $ 12,622    $  9,979     $  6,121    $  6,051
Current assets-- other                        255,619    301,733     178,054      151,018     126,557
Other noncurrent assets                        25,764     21,581      74,177       23,167      18,839
Property, plant and equipment, net            408,820    392,223     291,622      278,310     261,666
Cost in excess of net assets acquired          39,952     37,245      22,968       20,503      17,303
Other intangibles                              23,216     23,967      17,091       17,872      16,890
=====================================================================================================
Total                                        $768,918   $789,371    $593,891     $496,991    $447,306
=====================================================================================================
Current liabilities-- other                  $ 86,871   $ 69,596    $ 51,134     $ 64,796    $ 43,839
Current maturities of long-term debt            1,273    103,740       4,478        3,224       3,225
Long-term debt                                125,890    124,986     103,746      232,088      10,177
Pension and postretirement benefits            52,646     47,483      42,286       37,941       3,716
Other noncurrent liabilities                    7,669      9,415       5,800        5,565       2,069
Noncurrent deferred income taxes               13,592     10,606      10,178        7,930      29,405
Business equity                                  --         --          --           --       354,875
Shareholders' equity                          480,977    423,545     376,269      145,447        --
=====================================================================================================
Total                                        $768,918   $789,371    $593,891     $496,991    $447,306
=====================================================================================================

                                Martin Marietta
                                Materials, Inc.
                                and Consolidated
                                 Subsidiaries

CORPORATE DIRECTORY



DIRECTORS

MARCUS C. BENNETT
Chairman, Board of Directors
Martin Marietta Materials, Inc.
Executive Vice President and Chief Financial Officer
Lockheed Martin Corporation

RICHARD G. ADAMSON
Retired Vice President, Strategic Development
Martin Marietta Corporation

BOBBY F. LEONARD
Retired Vice President, Human Resources
Martin Marietta Corporation

WILLIAM E. MCDONALD
President and Chief Executive Officer
Sprint Mid-Atlantic Operations

FRANK H. MENAKER, JR.
Senior Vice President and General Counsel
Lockheed Martin Corporation

JAMES M. REED
Vice Chairman and Chief Financial Officer
Union Camp Corporation

WILLIAM B. SANSOM
Chairman and Chief Executive Officer
The H. T. Hackney Co.

RICHARD A. VINROOT
Partner
Robinson, Bradshaw & Hinson, P.A.

STEPHEN P. ZELNAK, JR.
Vice Chairman, Board of Directors
President and Chief Executive Officer
Martin Marietta Materials, Inc.



COMMITTEES

AUDIT COMMITTEE
Mr. Reed, Chairman
Messrs. Adamson, McDonald and Menaker

COMPENSATION COMMITTEE
Mr. Leonard, Chairman
Messrs. Bennett, McDonald and Sansom

ETHICS, ENVIRONMENT, SAFETY AND HEALTH COMMITTEE
Mr. Sansom, Chairman
Messrs. Adamson, Menaker and Vinroot

EXECUTIVE COMMITTEE
Mr. Bennett, Chairman
Messrs. Reed and Zelnak

FINANCE COMMITTEE
Mr. Bennett, Chairman
Messrs. Leonard, Reed and Zelnak



OFFICERS

STEPHEN P. ZELNAK, JR.
Vice Chairman, Board of Directors
President and Chief Executive Officer

PHILIP J. SIPLING
Senior Vice President

ROBERT R. WINCHESTER
Senior Vice President

BRUCE A. DEERSON
Vice President, Secretary and General Counsel

JANICE K. HENRY
Vice President, Chief Financial Officer and Treasurer

JONATHAN T. STEWART
Vice President, Human Resources


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

GENERAL INFORMATION



NOTICE OF PROXY

A formal notice of the Annual Meeting of Shareholders of the Corporation, together with a proxy, will be mailed to each shareholder approximately four weeks prior to the meeting. Proxies will be requested by the Board of Directors at the meeting.


ANNUAL REPORT ON FORM 10-K

Shareholders may obtain, without charge, a copy of Martin Marietta Materials' Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1996, by writing to:

     Martin Marietta Materials, Inc.
     Corporate Secretary
     2710 Wycliff Road
     Raleigh, NC  27607-3033


TRANSFER AGENT & REGISTRAR
First Union National Bank of North Carolina
Shareholder Services Group
230 South Tryon Street
Charlotte, North Carolina 28288-1154
Telephone: (800) 829-8432


Inquiries regarding your account records, issuance of stock certificates, distribution of dividends and IRS Form 1099 should be directed to First Union National Bank of North Carolina.


COMMON STOCK
Listing:  New York Stock Exchange
Stock Symbol:  MLM


INDEPENDENT AUDITORS
Ernst & Young LLP
3200 Beechleaf Court
Raleigh, North Carolina 27604-1063


CORPORATE HEADQUARTERS
2710 Wycliff Road
Raleigh, North Carolina 27607-3033
Telephone:  (919) 781-4550


INVESTOR RELATIONS
Telephone: (919) 783-4658

                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries

PRINCIPAL OPERATING ELEMENTS



MARTIN MARIETTA AGGREGATES
Raleigh, North Carolina
Stephen P. Zelnak, Jr., President
Robert R. Winchester, Executive Vice President



   CAROLINA DIVISION
   Raleigh, North Carolina
   Donald M. Moe, President


   CENTRAL DIVISION
   New Orleans, Louisiana
   H. Donovan Ross, President


   MIDEAST DIVISION
   Richmond, Virginia
   George S. Seamen, President


   MIDWEST DIVISION
   Des Moines, Iowa
   Robert C. Meskimen, President

   SOUTHEAST DIVISION
   Atlanta, Georgia
   J. Michael Pertsch, President


MARTIN MARIETTA MAGNESIA SPECIALTIES
Raleigh, North Carolina
Philip J. Sipling, President



   SALES, MARKETING AND OPERATIONS
   Baltimore, Maryland
   Richard W. Arnold, Vice President
       Refractory Products
   Peter S. Gaillard, Vice President
       Periclase and Lime
   John R. Harman, Vice President
       Magnesia Chemicals

   Manistee, Michigan
   William F. Sawhill, Vice President
       Operations and Refractory Products


                               Martin Marietta
                               Materials, Inc.
                               and Consolidated
                                 Subsidiaries