Form 10-K405, Exhibit 13
period 1997-12-31
MARTIN MARIETTA MATERIALS INC
filed 1998-03-30
CIK 916076

                            MARTIN MARIETTA MATERIALS
                                     [LOGO]


                               1997 ANNUAL REPORT

                         MARTIN MARIETTA MATERIALS, INC.
--------------------------------------------------------------------------------

Martin Marietta Materials is the nation's second largest producer of aggregates used for the construction of highways and other infrastructure projects and for commercial and residential construction. The Corporation is also a leading producer of magnesia-based chemical and refractory products used in a wide variety of industrial, environmental and chemical applications.


                                     [MAP]*

                     - Martin Marietta Aggregates' Markets

                        -- Major Metropolitan Markets

                     * Martin Marietta Magnesia Specialties' Locations

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

Letter to Shareholders                                                                                 2
Business Review                                                                                        4
Report of Independent Auditors                                                                        10
Statement of Financial Responsibility                                                                 10
Financial Statements and Related Notes                                                                11
Management's Discussion and Analysis of Financial Condition and Results of Operations                 26
Quarterly Performance                                                                                 37
Five Year Summary                                                                                     38
Corporate Directory                                                                                   39
Corporate Officers and Principal Operating Elements                                                   40
General Information                                                                    Inside Back Cover


*Map Description
 ---------------

 Map of applicable geographic areas of North America and the Caribbean islands reflecting the Corporation's business segments' markets and certain production locations.

                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


(dollars in thousands except per share)          1997              1996
---------------------------------------------------------------------------
Net sales                                    $   900,863       $   721,947
Earnings from operations                     $   162,770       $   120,676
Net earnings                                 $    98,529       $    78,628
Basic earnings per common share              $      2.14       $      1.71
Diluted earnings per common share            $      2.13       $      1.71
Cash dividends per common share              $      0.48       $      0.46
Debt-to-capitalization ratio                          36%               21%
Common shares outstanding at year-end         46,211,200        46,079,300
Number of shareholders                             1,738             1,760

[Description of graphics]

                             NET SALES
                             (in millions)

                             1993          $435
                             1994          $502
                             1995          $664
                             1996          $722
                             1997          $901

                             EARNINGS FROM
                             OPERATIONS
                             (in millions)

                             1993          $ 76
                             1994          $ 92
                             1995          $108
                             1996          $121
                             1997          $163


                             EARNINGS
                             before extraordinary item and cumulative effect of accounting changes
                             (in millions)

                             1993          $ 48
                             1994          $ 58
                             1995          $ 68
                             1996          $ 79
                             1997          $ 99

                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                             LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

         Nineteen ninety-seven was a year of extraordinary growth, record financial results, and outstanding rewards for our shareholders.


Our 1997 financial results reflect the successful execution of our growth strategy, supported by a continued strong economy. Record sales of $901 million were up 25 percent from the prior year, along with a 25 percent increase in net earnings, to a new record of $98.5 million, or $2.14 per share.

         In our first full year since the late 1996 split-off from Lockheed Martin Corporation, we were most gratified by the performance of our stock price. Total shareholder return of 59 percent outperformed the S&P 500 by close to a factor of two.

         As anticipated, the autonomy resulting from the split-off enhanced Materials' ability to aggressively pursue its growth strategy. During 1997, Materials increased aggregates capacity by a record 46 million tons, or 38 percent, strategically positioning the Corporation for future growth. This expansion exceeded the cumulative capacity added over the previous five years.

         Martin Marietta Aggregates completed a record nine acquisitions during the year. Certainly, the most important of these transactions was the acquisition in May of all the common stock of American Aggregates Corporation from CSR America, Inc. This acquisition, the largest ever made by the Corporation, established the division as a leading supplier in Indianapolis, Indiana, and in the Ohio cities of Columbus, Dayton and Cincinnati. The integration of these operations was accomplished quickly, as we combined heritage Martin Marietta Aggregates operations in Indiana, Illinois and Ohio with the newly acquired quarries to create the MidAmerica Division. These combined operations build a strong platform in an area we have targeted for growth. This acquisition has met our expectations in 1997, and we look forward to increasing contributions from MidAmerica in 1998 and beyond.

         The remaining eight acquisitions, while smaller, were equally fundamental to the continuing execution of our growth strategy. Located in Virginia, Kentucky, Illinois, Indiana, Missouri, Iowa and Mississippi, these acquisitions are an excellent fit with our existing operations, and provide an opportunity to achieve market and operational synergy, as well as enhance and expand our presence in the construction aggregates marketplace. In addition, several of these newly acquired quarries produce chemical-grade limestone, which can be used to service a wide array of agricultural, industrial and utility needs. This nonconstruction aggregates market has been targeted for the growth and diversification opportunities it presents.

         Complementing our acquisition activity, we also continued to pursue our long-standing program of permitting and opening strategically located quarries, known as greensiting. During the past year, Martin Marietta Aggregates opened or initiated eight greensite locations - a record number for the Corporation. These new operations are designed to meet the growing demand for aggregates products in our core southeast and central U.S. markets. We are currently planning to open five additional greensites in 1998.

         Martin Marietta Magnesia Specialties also experienced an outstanding year with sales growth the strongest it has been since 1988. Highlighting the year's contributions: our magnesium hydroxide powder plant at the Manistee, Michigan, facility began production of flame-retardant products; our River Rouge, Michigan, plant made its first precast shapes; and international sales continued to grow in all of our product lines. To achieve continued growth, the long-term focus for Magnesia Specialties will be in areas that emphasize new product development and continued international expansion, while at the same time maintaining superior relations with our customers.

         Nineteen ninety-seven also saw progress from our technologies and services initiative, a long-term program to seek technology-based growth opportunities in closely related

Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries
markets we know and understand.

         In 1997, we placed our first composite bridge into service in Butler County, Ohio. This bridge has drawn considerable worldwide attention, which has resulted in several orders. In addition to bridges, we believe some of the most exciting applications for this technology may be in other markets where corrosion resistance, high strength-to-weight ratio, seismic properties, and ease of construction and installation are key considerations.

         We also completed field-testing of our leading-edge laser product for measuring the thickness of refractory

                                   [PICTURE]
                             Stephen P. Zelnak, Jr.

linings in steel mills. We expect to put these devices into service in 1998; the use of these measuring devices will provide further cost efficiencies to key Magnesia Specialties customers. We are also exploring additional markets where this measuring technology may have applications.

         With the acquisition of American Aggregates, the Corporation acquired the rights to several new technologies. These products are being developed for use in the agricultural industry and for waste treatment applications. We are optimistic that products based on these technologies will be proven effective for the increased growth of healthy plants with reduced use of conventional fertilizers and for animal waste treatment to reduce environmental issues.

         We are encouraged by these developments and continue to believe this technologies and services initiative offers opportunities for the future growth of the Corporation.

         Importantly for the future, the Corporation ended the year with a strong balance sheet reflecting leverage of 36 percent. Strong cash flow is critical for continued execution of our growth strategy. During 1997, the Corporation generated earnings before interest, taxes, depreciation, depletion and amortization (commonly referred to as EBITDA), of $248 million, an increase of 30 percent over 1996. At 27.5 percent, the Corporation's EBITDA, as a percentage of sales, was the highest within our industry's peer group.

         Based on strong 1997 results, the Corporation increased its five-year compounded annual sales growth rate to over 17 percent, while operating earnings over the same period grew at an average annual rate of more than 24 percent. We are proud of that record, and it is our objective to continue to increase shareholder value through continued aggressive, but disciplined growth.

         Our confidence in the future and our belief in the continued success of our growth strategy are predicated on the following assumptions:

         - The aggregates industry will continue its rapid consolidation with most activity concluding within the next five to ten years.

         - Martin Marietta Materials will continue to be a leading acquirer in the aggregates industry.

         - When the major consolidation activity is concluded, our Corporation's free cash flow must be effectively deployed toward continued growth in shareholder value.

         - Over time, an increasing portion of our growth will be derived from new products and services, as well as expansion into new geographic areas.

         We believe Materials is well equipped to meet the challenges of tomorrow, which can be met by planning and executing well today. We are fully committed to continuing our pursuit of sound, profitable growth which creates value for our shareholders and job stability and career opportunities for our employees.

         In closing, I especially thank our more than 5,000 employees for their commitment to excellence and superb performance in 1997. Our success as a Company is directly attributable to the outstanding people who are Martin Marietta Materials. I also thank each of you - our shareholders - for your trust and confidence in us. We look forward to a rewarding 1998.



Respectfully,

/s/ Stephen P. Zelnak, Jr.

Stephen P. Zelnak, Jr.
Chairman, Board of Directors
President & Chief Executive Officer


February 20, 1998

                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                                   [PICTURE]*


* Picture Description

  A picture of the Aggregates division's sand and gravel production facilities near Des Moines, Iowa.

         Martin Marietta Aggregates, headquartered in Raleigh, North Carolina, is an industry leader in the production of crushed stone, sand and gravel for the construction market.

In 1997, consolidation continued to be a dominant theme for both the aggregates industry and Martin Marietta Aggregates. The Corporation's strong balance sheet and cash flow enabled it to capitalize on key acquisition and other growth opportunities presented throughout the year.

         In May, a significant consolidation step was accomplished when the division successfully completed its largest single acquisition through the purchase of the common stock of American Aggregates Corporation. This acquisition, which included 29 operating locations in Ohio and Indiana, increased the division's annual production capacity by 25 million tons, or over 20 percent, and positioned the division as a leading supplier of aggregates products in the Indianapolis, Cincinnati, Dayton and Columbus areas.

         Increased presence in these areas enabled Martin Marietta Aggregates to supply materials for several major projects during 1997. For instance, the division participated in the expansion of the James Cox International Airport, located in Dayton, and the Rickenbacker project, a large warehouse and distribution center in Columbus.

         During the year, the division took numerous other actions toward implementing its strategy of disciplined growth. Along with the American Aggregates transaction, eight smaller, but equally strategic acquisitions were completed. Together, these acquisitions are expected to complement existing markets and provide substantial synergy. Besides increasing the division's presence in diversified markets, these acquisitions enabled the division to better serve customers at key locations, by providing a full spectrum of products and by capitalizing on its operational expertise.

         Growth of the division's chemical-grade product line is a key ingredient in the Corporation's strategic plan. Several 1997 acquisitions provided the division an opportunity to execute this plan by expanding its ability to supply chemical-grade limestone products. Specifically, three acquisitions with quarries located in Illinois, Missouri and Kentucky, significantly increased Martin Marietta's production and shipment capabilities for these specialty products. End-uses for products containing this limestone include agricultural products and specialty applications, such as roofing shingles, coal mine dusting and stack gas scrubbing for coal-fired facilities.

         Additionally, some of these quarries are located along the Ohio and Mississippi Rivers, allowing the division to ship these products considerable distances using river barges. This water-based transportation system provides an opportunity to serve the

                             AGGREGATES
                             DIVISION SALES
                             (in millions)


                             1995          $539
                             1996          $591
                             1997          $761

[Caption for picture on page 4 of the Annual Report]

Melting glaciers some 10,000 years ago are responsible for a substantial portion of the sand and gravel deposits found in many lakes and waterways in the midwest region of the United States today. Sand and gravel are widely used in the construction industry with applications such as roads, bridges, sidewalks and in commercial and residential structures. Martin Marietta Materials is one of the nation's leading producers of sand and gravel products.


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries
needs of a wide range of customers more efficiently and cost effectively than customary trucking transportation.

         Product diversification is another area the Corporation considers as an opportunity to better serve customers, while expanding market presence in the aggregates industry. Acquisitions during 1997 significantly increased the division's presence in the sand and gravel marketplace. During the year, Martin Marietta Aggregates made several acquisitions in the midwestern and central regions of the country, where the geography provides vast deposits of sand and gravel, as well as significant quantities of limestone reserves. The addition of these sand and gravel operations, which are strategically located near major markets, provide the means to supply customers with a broad range of products for a variety of construction applications.

         Underground mining, which permits round-the-clock, all-season production, is an area where the division's operational expertise further improves its ability to meet customer needs. In 1997, the division's acquisitions included four underground mining operations in Iowa, Indiana and Illinois. These additional mines bring the total number of underground aggregates mines the division operates to 11. These skillfully engineered facilities are operated safely and efficiently, often in close proximity to major population centers -- as is the case in Indianapolis where Martin Marietta Aggregates operates three underground mines within a ten-mile radius of the city.

         Complementing its acquisition and growth strategy, Martin Marietta Aggregates continued to maintain a consistent and disciplined approach to greensiting, the process of opening new quarry sites. During 1997, the division experienced a record year with respect to opening new greensites, with eight locations either opened or under way. These greensites are strategically located to take advantage of anticipated market growth. For example, the Jefferson quarry, located northeast of Atlanta along the I-85 growth corridor, increases Martin Marietta Aggregates' presence in a region that has been a primary focus for the division.

         As a result of record acquisition and greensiting activity in 1997, the division's products are now sold from a network of more than 250 quarries and distribution facilities in 20 states, the Bahamas and Canada. Strong federal, state and local highway programs, increased commercial construction, and continued demand for new homes led to a record shipping year for Martin Marietta Aggregates. The division shipped 129 million tons of product in 1997, an increase of 28 percent over the previous year.

         The Corporation continues to see many growth opportunities within the aggregates industry. Martin Marietta Aggregates is well positioned to meet the anticipated demand generated by the rebuilding of the nation's infrastructure, and to better serve customers in other construction and nonconstruction markets.

                             AGGREGATES DIVISION
                             OPERATING EARNINGS
                             (in millions)


                             1995          $ 98
                             1996          $109
                             1997          $149

[Caption for picture on page 7 of the Annual Report.]

         Pictured here, deep inside a mine in Indianapolis, Indiana, are hauling routes and mining work areas that can be as wide as a two-lane highway with a lighting capability equal to that of a modern expressway. The Corporation's Aggregates division is a leading operator of underground aggregates mines in the United States.


Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

                                   [PICTURE]*


* Picture Description

  A picture of the Aggregates division's underground aggregates mine located in Indianapolis, Indiana.

                                   [PICTURE]*


* Picture Description

  A picture of one of the Magnesia Specialties division's production processes involving electrical steel and magnesium oxide.

         Martin Marietta Magnesia Specialties is a leading producer of magnesia-based chemical and refractory products used in a wide variety of industrial, environmental and chemical applications.

Headquartered in Raleigh, North Carolina, Magnesia Specialties operates facilities in Michigan, Ohio, Maryland, Connecticut, Pennsylvania, Tennessee, Louisiana and Alabama. In 1997, net sales for the division increased seven percent to over $140 million.

         This increase reflects growth in all primary market segments. Strong steelmaking demand supported increased volume and revenues in the refractories, periclase and lime product areas. In the chemicals product area, record sales were fueled by continued expansion in historical markets, combined with the introduction of new products. The export business also continued to expand, with international sales accounting for 17 percent of total division sales in 1997.

         During the year, Magnesia Specialties successfully began operation of a new magnesium hydroxide powder plant at its Manistee, Michigan, facility. This operation will initially target the flame-retardant market, where magnesium hydroxide has performance advantages over products currently used in this application. Other applications for this product are under evaluation.

         The principal market for Magnesia Specialties continues to be the steel industry, where the division is recognized worldwide as a performance leader in furnace-maintenance products and services. High steel industry output, coupled with various market initiatives, resulted in a record sales year for the division's refractories product area. Steel-related products include a broad range of monolithic refractory products, furnace maintenance services, pre-cast refractory shapes, periclase for use in refractory brick, dolomitic lime for use as a steel-fluxing agent, electrical steel-coating materials, and water-treatment chemicals.

         In 1997, the division completed the second phase of an expansion at its Woodville, Ohio, dolomitic lime plant. This expansion was accomplished through the use of improved process technologies that resulted in increased productivity. The added capacity will be directed into the steel industry and is expected to help satisfy the strong demand that currently exists for dolomitic lime. Woodville remains the largest dolomitic lime production site in North America.

         The Magnesia Specialties division is committed to providing consistent, high-quality products developed and designed to meet the ever-changing needs of its worldwide customer base. The division, with customers in over 30 countries, is working to expand activities in areas of the world where demand for chemical products and steelmaking capacity are growing, and the division's technical expertise can add value to customers.

                             MAGNESIA SPECIALITIES
                             DIVISION SALES
                             (in millions)

                             1995             $126
                             1996             $131
                             1997             $140



[Caption for picture on page 8 of the Annual Report.]

MagChem(R) 20-SC magnesium oxide being applied to electrical steel used in power transformers. When annealed (a specialized heating and cooling process), this product reacts with the electrical steel to form an insulating layer that enhances the electrical and magnetic properties of the metal, which improves performance of the power transformer.

                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

BOARD OF DIRECTORS AND SHAREHOLDERS
MARTIN MARIETTA MATERIALS, INC.

We have audited the accompanying balance sheet of Martin Marietta Materials, Inc., and consolidated subsidiaries at December 31, 1997 and 1996, and the related statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and consolidated subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Raleigh, North Carolina
January 19, 1998




                      STATEMENT OF FINANCIAL RESPONSIBILITY
--------------------------------------------------------------------------------

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

         The Corporation maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's authorization, and that accountability for assets is maintained. An environment that establishes an appropriate level of control-consciousness is maintained and monitored and includes examinations by an internal audit staff and by the independent auditors in connection with their annual audit.

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


/s/ Janice K. Henry

Janice K. Henry
Vice President, Chief Financial Officer
   and Treasurer



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

                              STATEMENT OF EARNINGS
--------------------------------------------------------------------------------
                           for years ended December 31


(add 000, except per share)                          1997          1996          1995
---------------------------------------------------------------------------------------
NET SALES                                          $900,863      $721,947      $664,406
Cost of sales                                       665,594       539,437       497,242
---------------------------------------------------------------------------------------
GROSS PROFIT                                        235,269       182,510       167,164
Selling, general and administrative expenses         69,093        59,937        57,738
Research and development                              3,406         1,897         1,861
---------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                            162,770       120,676       107,565
Other income and expenses, net                        5,341         8,398         5,959
---------------------------------------------------------------------------------------
                                                    168,111       129,074       113,524
Interest expense on debt                             16,899        10,121         9,733
---------------------------------------------------------------------------------------
Earnings before taxes on income                     151,212       118,953       103,791
Taxes on income                                      52,683        40,325        36,240
---------------------------------------------------------------------------------------

NET EARNINGS                                       $ 98,529      $ 78,628      $ 67,551
=======================================================================================

EARNINGS PER COMMON SHARE                          $   2.14      $   1.71      $   1.47
=======================================================================================
EARNINGS PER COMMON SHARE - ASSUMING DILUTION      $   2.13      $   1.71      $   1.47
=======================================================================================


The notes on pages 15 to 25 are an integral part of these financial statements.



                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                                  BALANCE SHEET
--------------------------------------------------------------------------------
                                 at December 31


ASSETS
(add 000)                                                           1997          1996
-----------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                        $   18,661      $     --
Accounts receivable, net                                            147,432       136,583
Inventories                                                         132,583       113,774
Current deferred income tax benefits                                 16,873        15,547
Other current assets                                                  6,463         5,262
-----------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                322,012       271,166
-----------------------------------------------------------------------------------------
Property, plant and equipment, net                                  591,420       408,820
Other noncurrent assets                                              17,385        25,764
Cost in excess of net assets acquired                               148,481        39,952
Other intangibles                                                    26,415        23,216
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                     $1,105,713      $768,918
=========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
(add 000)
-----------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Book overdraft                                                   $       --      $  4,260
Accounts payable                                                     49,599        36,420
Accrued salaries, benefits and payroll taxes                         19,742        17,858
Accrued insurance and other taxes                                    16,440         7,930
Income taxes                                                          4,691        13,388
Current maturities of long-term debt                                  1,431         1,273
Other current liabilities                                            16,332         7,015
-----------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                           108,235        88,144
-----------------------------------------------------------------------------------------
Long-term debt                                                      310,675       125,890
Pension, postretirement and postemployment benefits                  63,070        52,646
Other noncurrent liabilities                                         11,889         7,669
Noncurrent deferred income taxes                                     50,008        13,592
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   543,877       287,941
-----------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, $.01 par value; 100,000,000 shares authorized             462           461
Additional paid-in capital                                          335,766       331,303
Retained earnings                                                   225,608       149,213
-----------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                          561,836       480,977
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $1,105,713      $768,918
=========================================================================================



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

                             STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
                         for the years ended December 31


(add 000)                                                            1997            1996            1995
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                      $  98,529       $  78,628       $  67,551

Adjustments to reconcile net earnings to cash provided by
  operating activities:
        Depreciation, depletion and amortization                     79,720          61,210          55,674
        Other items, net                                             (3,638)         (3,984)         (3,656)
Changes in operating assets and liabilities:
        Deferred income taxes                                         7,090              61              71
        Net changes in receivables, inventories and payables         (2,865)        (12,131)         (4,781)
        Other assets and liabilities, net                            16,782          11,161          13,732
------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                           195,618         134,945         128,591

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment                          (86,440)        (79,503)        (71,637)
Acquisitions, net                                                  (279,056)         (3,660)       (159,020)
Note receivable from Lockheed Martin Corporation                         --              --          53,000
Transactions with Lockheed Martin Corporation                        23,768          63,615         (55,569)
Other investing activities, net                                       8,359           8,195           5,203
------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                             (333,369)        (11,353)       (228,023)

CASH FLOWS FROM FINANCING ACTIVITIES AND DIVIDENDS:
Repayments of long-term debt                                       (366,367)       (103,729)         (4,468)
Increase in long-term debt                                          549,947              --         124,970
Debt issue costs                                                       (938)             --          (1,504)
Increase in loan payable to Lockheed Martin Corporation                  --              --          70,000
Repayment of loan payable to Lockheed Martin Corporation                 --              --         (70,000)
Dividends                                                           (22,134)        (21,196)        (20,275)
Issuances of common stock                                               164              --              --
------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                160,672        (124,925)         98,723
============================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 22,921          (1,333)           (709)
BOOK OVERDRAFT, beginning of year                                    (4,260)         (2,927)         (2,218)
============================================================================================================
CASH AND CASH EQUIVALENTS (BOOK OVERDRAFT), end of year           $  18,661       $  (4,260)      $  (2,927)
============================================================================================================

The notes on pages 15 to 25 are an integral part of these financial statements.


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                        STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                         for the years ended December 31


                                                     Additional                       Total
                                           Common      Paid-In       Retained      Shareholders'
(add 000)                                  Stock       Capital       Earnings         Equity
------------------------------------------------------------------------------------------------
Balance at December 31, 1994                $461      $331,303      $  44,505       $ 376,269
    Net earnings                              --            --         67,551          67,551
    Dividends declared ($0.44 a share)        --            --        (20,275)        (20,275)
------------------------------------------------------------------------------------------------
Balance at December 31, 1995                 461       331,303         91,781         423,545
    Net earnings                              --            --         78,628          78,628
    Dividends declared ($0.46 a share)        --            --        (21,196)        (21,196)
------------------------------------------------------------------------------------------------
Balance at December 31, 1996                 461       331,303        149,213         480,977
    NET EARNINGS                              --            --         98,529          98,529
    DIVIDENDS DECLARED ($0.48 A SHARE)        --            --        (22,134)        (22,134)
    ISSUANCES OF COMMON STOCK                  1         4,463             --           4,464
------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                $462      $335,766      $ 225,608       $ 561,836
================================================================================================

The notes on pages 15 to 25 are an integral part of these financial statements.

Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE A: ACCOUNTING POLICIES

   Organization. Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation") is engaged principally in the construction aggregates business. Aggregates products are used primarily for construction of highways and other infrastructure projects in the United States, and in the domestic commercial, industrial and residential construction industries. In addition, the Corporation produces magnesia-based chemical and refractory products used in a wide variety of industrial, environmental and agricultural applications with a majority of its products used by customers in the worldwide steel industry.

   Basis of Consolidation and Use of Estimates. The consolidated financial statements include the accounts of the Corporation and its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of the Corporation's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such judgments affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

   Classifications. Certain amounts for the prior years have been reclassified to conform to the 1997 presentation.

   Revenue Recognition. Substantially all revenues are recognized, net of discounts, if any, when finished products are shipped to unaffiliated customers or services have been rendered, with appropriate provision for uncollectible amounts.

   Cash and Cash Equivalents. Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are comprised generally of highly liquid instruments with original maturities of three months or less from the date of purchase. For years ended prior to January 1, 1997, the Corporation's cash and cash equivalents were invested with its former parent, Lockheed Martin Corporation ("Lockheed Martin"), under the terms of a cash management agreement that, by its terms, was terminated on January 31, 1997. Upon termination of this agreement, all funds held by Lockheed Martin were transferred to the Corporation and invested under its own cash management arrangements. At December 31, 1996, the Corporation's cash and cash equivalents invested with Lockheed Martin were included with other current receivables for financial reporting purposes (see Note C).

   Inventories Valuation. Inventories are stated at the lower of cost or market. Costs are determined principally by the first-in, first-out ("FIFO") method.

   Properties and Depreciation. Property, plant and equipment are stated at cost. Depreciation and amortization are computed over estimated service lives principally by the straight-line method. Depletion of mineral deposits is calculated over estimated recoverable quantities principally by the units-of-production method.

   Intangible Assets. Cost in excess of net assets acquired (goodwill) is amortized ratably over appropriate periods ranging from 10 to 30 years. At December 31, 1997 and 1996, the amounts for accumulated amortization of costs in excess of net assets acquired were approximately $13,520,000 and $9,087,000, respectively. Other intangibles represent amounts assigned principally to noncompete agreements and are amortized ratably over periods based on related contractual terms. At December 31, 1997 and 1996, the amounts for accumulated amortization of other intangibles were approximately $15,944,000 and $12,957,000, respectively.

   The carrying values of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value. Any impairment in the carrying value of such intangibles is recorded when identified.

   Environmental Matters. The Corporation records an accrual for environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amount can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Certain reclamation and other environmental-related costs are treated as normal ongoing operating expenses and expensed generally in the period in which they are incurred.

   Income Taxes. The Corporation accounts for income taxes as prescribed in the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   Through October 1996, the results of operations of the Corporation were included in a consolidated federal income tax return with the Corporation's former parent, Lockheed Martin. Income taxes allocable to the operations of the Corporation through this date were calculated as if it had filed separate federal income tax

                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

--------------------------------------------------------------------------------

returns for each tax-reporting period. For all periods subsequent to October 1996, the Corporation's results of operations are reported separately for federal income tax reporting purposes.

   Related Party Transactions. Lockheed Martin disposed of its ownership of the Corporation's common stock in October 1996. The disposition was completed by means of a split-off, or exchange offer, whereby Lockheed Martin shareholders were given the opportunity to exchange some or all of their common stock of Lockheed Martin for shares of Martin Marietta Materials common stock.

   Through the consummation of the split-off transaction in October 1996 (the "Consummation Date"), the Corporation was charged by Lockheed Martin for certain general and administrative services, the cost of which was allocated to the Corporation generally using a formula that considered the Corporation's proportionate share of sales, payroll and properties. The amounts charged the Corporation for services under this method were $4,770,000 through the Consummation Date in 1996 and $5,290,000 for the year ended December 31, 1995. In addition, the costs of certain administrative services relating to employee benefits were charged separately to the Corporation. The cost of these services was allocated to the Corporation based on plan assets attributable to the Corporation's employees and the number of participants who were employees of the Corporation. The amounts charged to the Corporation for such benefits administration services were $931,000 through the Consummation Date in 1996 and $1,447,000 for the year ended December 31, 1995. Management believes that the allocation methods with respect to all such charges were reasonable for such periods.

   For a brief period subsequent to the Consummation Date, certain services were provided by Lockheed Martin under a transition agreement. The costs for the services under this agreement were based on market rates. Services under the transition agreement have been terminated and amounts charged the Corporation were not material during 1997. In addition to these intercompany charges, the Corporation reimbursed Lockheed Martin for the costs of certain services Lockheed Martin procured on behalf of the Corporation.

   In connection with the split-off of its stock, the Corporation agreed under certain circumstances to indemnify Lockheed Martin for certain liabilities that could result from the failure of the distribution of the Corporation's common stock to qualify as a tax free distribution. While it is unlikely that the requirement for indemnity will arise, nevertheless payment of the indemnity by the Corporation could have a material adverse effect on its results of operations and its financial position.

   Research and Development and Similar Costs. Research and development and similar costs are charged to operations as incurred. Pre-operating costs and start-up costs for new facilities and products are generally charged to operations as incurred.

   Derivative Financial Instruments. From time to time, the Corporation uses derivative financial instruments to manage its exposure to fluctuations in interest rates. The Corporation designates its interest rate swap agreements as hedges of specific debt instruments and recognizes the interest differentials as adjustments to interest expense over the terms of the related debt obligations. When using interest rate swap agreements, the intermediaries to such agreements expose the Corporation to the risk of nonperformance, though such risk is not considered likely under the circumstances. The Corporation does not hold or issue financial instruments for trading purposes.

   Earnings Per Common Share. Basic earnings per common share are based on the weighted-average number of common shares outstanding during the year. The weighted-average number of common shares outstanding was approximately 46,121,800 in 1997 and 46,079,300 in both 1996 and 1995. Diluted earnings per common share were computed assuming that the weighted-average number of common shares was increased by the conversion of fixed awards (employee stock options and incentive stock) and nonvested stock to be issued to employees and non-employee members of the Corporation's Board of Directors under certain stock-based compensation arrangements. The diluted per-share computations reflect a change in the number of common shares outstanding (the "denominator") to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. In each year presented, the income available to common shareholders (the "numerator") is the same for both basic and dilutive per-share computations. The following table sets forth a reconciliation of the denominators for the basic and diluted earnings per share computations for each of the years ended December 31:


Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

                                       1997            1996            1995
--------------------------------------------------------------------------------
BASIC EARNINGS PER
 COMMON SHARE:
    Weighted-average
        number of shares            46,121,800      46,079,300      46,079,300
--------------------------------------------------------------------------------
EFFECT OF DILUTIVE SECURITIES:
    Employee fixed awards              113,300          21,700             100
    Employee and Directors'
       nonvested stock                   2,700              --              --
--------------------------------------------------------------------------------
DILUTED EARNINGS PER
 COMMON SHARE:
    Adjusted weighted-average
       number of shares and
       assumed conversions          46,237,800      46,101,000      46,079,400
================================================================================

   Accounting Changes. In 1997, the Financial Accounting Standards Board (the "FASB") issued the Statement of Financial Accounting Standards No. 128, Earnings Per Share (the "SFAS 128"), which the Corporation adopted at December 31, 1997, as required. The SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of, among other potentially dilutive securities, options and nonvested stock. The computation for diluted earnings per share is very similar to the method used previously to compute fully diluted earnings per share. In prior years, the Corporation's per-share computation assuming full dilution excluded the effect of potential dilutive securities because the aggregate reduction from such securities was less than 3%. Consequently, the Corporation did not report fully diluted earnings per share in prior years. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements.

   Also in 1997, the Corporation adopted, effective January 1, 1997, the provisions of the American Institute of Certified Public Accountants Statement of Position No. 96-1, Environmental Remediation Liabilities (the "SOP 96-1"), which provides authoritative guidance for the accrual of environmental remediation costs. In addition, the SOP 96-1 establishes expanded financial reporting disclosure requirements regarding environmental liabilities. The impact of the adoption of this standard was not material to the Corporation's consolidated earnings or financial position.


NOTE B:  ACQUISITION OF AMERICAN AGGREGATES CORPORATION

   On May 28, 1997, Martin Marietta Materials purchased all of the outstanding common stock of American Aggregates Corporation ("American Aggregates") along with certain other assets from American Aggregates' former parent, CSR America, Inc. The operating results of the acquired business have been included with those of the Corporation since that date.

   The purchase price consisted of approximately $242 million in cash plus certain assumed liabilities. The acquisition has been accounted for under the purchase method of accounting, wherein the Corporation recognized approximately $104 million in goodwill after recording approximately $3 million in other intangibles (representing the estimated fair market value of certain assets) and other purchase adjustments necessary to allocate the purchase price to the value of assets acquired and liabilities assumed. Goodwill is being amortized over a 30-year period and other intangibles are being amortized over periods not exceeding 14 years.

   For comparative purposes, the following unaudited pro forma summary financial information presents the historical results of operations of the Corporation and the American Aggregates business for the years ended December 31, 1997 and 1996, with pro forma adjustments as if the acquisition had been consummated as of the beginning of the periods presented. The pro forma financial information is based upon certain estimates and assumptions that management of the Corporation believes are reasonable in the circumstances. The unaudited pro forma information presented below is not necessarily indicative of what results of operations actually would have been if the acquisition had occurred on the date indicated. Moreover, they are not necessarily indicative of future results.

PRO FORMA INFORMATION (UNAUDITED)

years ended December 31
(add 000, except per share)        1997          1996
--------------------------------------------------------
Net sales                       $939,179       $854,568
Net earnings                    $ 92,414       $ 75,298
Earnings per common
 share:
  Basic                         $   2.01       $   1.63
  Diluted                       $   2.00       $   1.63
========================================================


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

--------------------------------------------------------------------------------


NOTE C: ACCOUNTS RECEIVABLE

December 31
(add 000)                                            1997            1996
----------------------------------------------------------------------------
Customer receivables                            $   145,773       $ 110,522
Other current receivables                             6,448          29,011
----------------------------------------------------------------------------
                                                    152,221         139,533
Less allowances                                      (4,789)         (2,950)
----------------------------------------------------------------------------
Total                                           $   147,432       $ 136,583
============================================================================

NOTE D: INVENTORIES

December 31
(add 000)                                            1997            1996
----------------------------------------------------------------------------
Finished products                               $   108,707       $  85,363
Products in process and
   raw materials                                      7,886          14,682
Supplies and expendable
   parts                                             23,161          19,807
----------------------------------------------------------------------------
                                                    139,754         119,852
Less allowances                                      (7,171)         (6,078)
----------------------------------------------------------------------------
Total                                           $   132,583       $ 113,774
============================================================================

NOTE E: PROPERTY, PLANT AND EQUIPMENT, NET

December 31
(add 000)                                            1997            1996
----------------------------------------------------------------------------
Land and
   improvements                                 $    85,261       $  52,158
Mineral deposits                                    125,128          60,893
Buildings                                            56,116          43,361
Machinery and equipment                             942,162         791,631
Construction in progress                             34,010          33,171
----------------------------------------------------------------------------
                                                  1,242,677         981,214
Less allowances for
   depreciation, depletion
   and amortization                                (651,257)       (572,394)
----------------------------------------------------------------------------
Total                                           $   591,420       $ 408,820
============================================================================

NOTE F: LONG-TERM DEBT

December 31
(add 000)                                            1997            1996
----------------------------------------------------------------------------
6.9% Notes, due 2007                            $   124,948       $      --
7% Debentures, due 2025                             124,195         124,185
Commercial Paper,
   interest rates ranging
   from 5.7% to 6%                                   60,000              --
Acquisition notes, interest
   rates ranging from 5%
   to 10%                                             1,337           2,254
Other notes                                           1,626             724
----------------------------------------------------------------------------
Total                                               312,106         127,163
Less current maturities                              (1,431)         (1,273)
----------------------------------------------------------------------------
Long-term debt                                  $   310,675       $ 125,890
============================================================================

   During August 1997, the Corporation offered and sold the 6.9% Notes at 99.7% of their principal amount of $125,000,000. The entire amount of these long-term fixed rate debt securities was registered under the Corporation's shelf registration statement on file with the Securities and Exchange Commission. These notes are carried net of original issue discount, which is being amortized by the interest method over the life of the issue. The effective interest rate on these securities is 6.906% (see Note G). The notes are not redeemable prior to their maturity on August 15, 2007.

   The 7% Debentures were sold at 99.341% of their principal amount of $125,000,000 in December 1995. These debentures are carried net of original issue discount, which is being amortized by the interest method over the life of the issue. The effective interest rate is 7.053% and the debentures are not redeemable prior to their maturity date of December 1, 2025.

   In January 1997, the Corporation's revolving credit agreement with Lockheed Martin was, by its terms, terminated. Also during January, the Corporation entered into a revolving credit agreement with a group of domestic and foreign commercial banks, which provides for borrowings of up to $150,000,000 for general corporate purposes through January 2002 (the "Long-Term Credit Agreement"). Borrowings under this credit agreement would be unsecured and bear interest, at the Corporation's option, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of a LIBOR); (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Long-Term Credit Agreement contains restrictive covenants relating to leverage, requirements for limitations on encumbrances, and provisions which relate to certain changes in control. The Corporation is required to pay an annual loan commitment fee to the bank group.

   In May 1997, the Corporation entered into an additional revolving credit agreement with the same group of commercial banks, as referenced above, which provides for borrowings of up to an additional $150,000,000 for general corporate purposes through May 26, 1998 (the "Short-Term Credit Agreement"). Borrowings under this short-term agreement would also be unsecured and bear interest, at the Corporation's option, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of a LIBOR); (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Short-


Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

Term Credit Agreement is subject to the same restrictive covenants as those contained in the above-referenced long-term revolving credit agreement. The Corporation is also required to pay a loan commitment fee to the bank group.

   No borrowings were outstanding under either of the revolving credit agreements at December 31, 1997. However, the Long-Term Credit Agreement supports the commercial paper borrowings of $60,000,000 outstanding at December 31, 1997, which have been classified as long-term debt in the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year.

   Excluding commercial paper classified as long term, the Corporation's long-term debt maturities for the five years following December 31, 1997, are:
$1,431,000 in 1998; $335,000 in 1999; $276,000 in 2000; $284,000 in 2001;
$615,000 in 2002; and $249,165,000 thereafter.

   Total interest paid was $14,487,000, $12,004,000 and $9,254,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

   Amounts reflected in acquisitions, net, in the statement of cash flows include assumed or incurred indebtedness of $1,364,000 and $2,166,000 for the years ended December 31, 1997 and 1996, respectively, in connection with certain acquisitions. In addition, the amount reflected in acquisitions, net, for 1997 excludes the effect of the issuance of approximately 124,000 shares of the Corporation's common stock in connection with a certain acquisition during the year.

NOTE G:  FINANCIAL INSTRUMENTS

   In July 1997, the Corporation entered into an interest rate swap agreement to offset a portion of its exposure to rising interest rates relating to an anticipated long-term financing. This agreement was closed during the third quarter of 1997 in connection with the Corporation's issuance of the long-term debt securities in August. The Corporation realized a gain of approximately $313,000 on the closing of this agreement, which has been deferred and is being amortized and recognized as an adjustment to interest expense over the term of the related debt obligation (see Note F). No interest rate swap agreements were outstanding as of December 31, 1997.

   In addition to its long-term debt arrangements, the Corporation's financial instruments also include temporary cash investments, customer accounts and notes receivable, and commercial paper borrowings. Temporary investments are placed with creditworthy financial institutions, primarily in Euro-time deposits. The Corporation's cash equivalents principally have maturities of less than three months. Customer receivables are due from a large number of customers that are dispersed across wide geographic and economic regions. At December 31, 1997 and 1996, the Corporation had no significant concentrations of credit risk.

   The carrying amounts reported in the Corporation's consolidated balance sheet for cash and cash equivalents approximate fair value due to the short maturity of these instruments. The estimated fair values of customer receivables and commercial paper borrowings approximate their carrying amounts. The estimated fair values of the Corporation's long-term debt instruments (excluding commercial paper borrowings) at December 31, 1997, aggregated approximately $257.2 million compared with a carrying amount of $252.1 million on the consolidated balance sheet. The fair values of long-term debt were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for similar issues, or on current rates offered to the Corporation for debt of the same remaining maturities.

NOTE H: INCOME TAXES

   The components of the Corporation's taxes on income are as follows:

years ended December 31
(add 000)                      1997          1996           1995
------------------------------------------------------------------
Federal income taxes:
   Current                   $ 39,723     $ 33,265       $ 30,147
   Deferred                     2,566         (416)           313
------------------------------------------------------------------
   Total federal
       income taxes            42,289       32,849         30,460
------------------------------------------------------------------
State income taxes:
   Current                      9,032        6,560          5,875
   Deferred                       169          410           (245)
------------------------------------------------------------------
   Total state
       income taxes             9,201        6,970          5,630
------------------------------------------------------------------
Foreign income taxes            1,193          506            150
------------------------------------------------------------------
   Total provision           $ 52,683     $ 40,325       $ 36,240
==================================================================

                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

--------------------------------------------------------------------------------


   The Corporation's effective income tax rate varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31        1997          1996          1995
----------------------------------------------------------------
Statutory tax rate             35.0%         35.0%         35.0%
Increase (reduction)
   resulting from:
Excess of tax over
   book depletion              (5.8)         (5.5)         (6.1)
State income taxes              4.0           3.8           3.5
Other items                     1.6           0.6           2.5
----------------------------------------------------------------
Effective tax rate             34.8%         33.9%         34.9%
================================================================

   The principal components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

                                  Deferred
                            Assets (Liabilities)
(add 000)                  1997           1996
-------------------------------------------------
Property, plant and
   equipment             $(61,465)      $(29,684)
Employee benefits          21,559         19,730
Financial reserves          7,708          8,804
Other items, net             (937)         3,105
-------------------------------------------------
                         $(33,135)      $  1,955
=================================================

   Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The Corporation does not believe a valuation allowance is required at December 31, 1997 or 1996.

   The components of the provision for deferred income taxes for the years ended December 31 are as follows:

(add 000)                     1997          1996          1995
---------------------------------------------------------------
Amounts expensed
   for books not yet
   deducted for tax
   purposes                $  (220)      $(1,757)      $  (780)
Inventories valuation         (438)       (1,551)          406
Vacation pay accrual            --          (179)         (206)
Tax depreciation,
   depletion and
   amortization              7,165         3,124         2,941
Employee benefits           (2,168)       (2,285)       (2,554)
Financial reserves            (142)          506            10
Miscellaneous, net          (1,462)        2,136           251
---------------------------------------------------------------
                           $ 2,735       $    (6)      $    68
===============================================================

   The Corporation's total income tax payments were $54,181,000 during the year ended December 31, 1997. Total income taxes paid by Lockheed Martin attributable to the Corporation were $29,229,000 and $36,088,000 for the years ended December 31, 1996 and 1995, respectively (see Note A).

NOTE I: RETIREMENT PLANS

   Defined Contribution Plans. The Corporation maintains two defined contribution plans, which cover substantially all employees. These plans, intended to be qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation's salaried and hourly employees. Under certain provisions of these 401(k) plans, the Corporation at established rates matches employees' eligible contributions. The Corporation's matching obligations were $1,418,000 in 1997, $1,336,000 in 1996, and $1,230,000 in 1995. Effective January 1, 1998, salaried and certain hourly employees of the former American Aggregates business that was acquired by the Corporation during 1997 are eligible to participate in the Corporation's 401(k) plans.

   Defined Benefit Plans. The Corporation sponsors a number of noncontributory defined benefit retirement plans, covering substantially all employees. The assets of the Corporation's retirement plans are held in the Corporation's Master Retirement Trust and are invested principally in commingled funds, the underlying investments in which are invested in listed stocks and bonds and cash equivalents. Defined benefit plans for salaried employees provide benefits based on employees' years of service and average compensation for a specified period of time before retirement. Defined benefit plans for hourly paid employees generally provide benefits of stated amounts for specified periods of service.

   The Corporation's defined benefit pension plans comply with two principal standards: the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements, and the Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (the "SFAS 87"), which establishes rules for financial accounting and reporting. When any funded plan exceeds the full-funding limits of ERISA, no contribution is made to that plan. The SFAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

   It is the Corporation's funding policy to stabilize annual contributions with assumptions selected on the basis of expected long-term trends. The net pension cost of defined benefit plans included the following components:

years ended December 31
(add 000)                        1997           1996           1995
----------------------------------------------------------------------
Service cost for benefits
   earned during the
   period                      $  5,039       $  5,305       $  3,603
Interest cost                     8,245          7,255          6,668
Net amortization and
   other components               6,589          5,364          7,501
Actual return on
   assets                       (16,658)       (12,968)       (14,535)
----------------------------------------------------------------------
Net pension cost               $  3,215       $  4,956       $  3,237
======================================================================

   Assumptions used as of December 31 are as follows:

                               1997          1996          1995
-----------------------------------------------------------------
Plan discount rates            7.25%         7.75%         7.50%
Rates of increase in
   future compensation
   levels                      5.50%         5.50%         6.00%
Expected long-term
   rates of return on
   assets                      9.00%         8.75%         8.75%

   The following table sets forth the defined benefit plans' funded status and amounts recognized in the respective balance sheet as of:

years ended December 31
(add 000)                          1997            1996
----------------------------------------------------------
Actuarial present value
   of benefit obligations:
       Vested                   $(105,913)      $ (80,252)
       Non-vested                  (2,117)         (7,042)
----------------------------------------------------------
Accumulated benefit
   obligation                    (108,030)        (87,294)
Effect of future pay
   increases                      (17,943)        (14,897)
----------------------------------------------------------
Projected benefit
   obligation ("PBO")            (125,973)       (102,191)
Plan assets at fair value         130,345         108,270
----------------------------------------------------------
Plan assets in excess of
   PBO                              4,372           6,079
Unrecognized prior
   service cost                     5,173           5,691
Unrecognized net assets            (1,436)         (1,796)
Unrecognized gain                 (18,279)        (17,089)
----------------------------------------------------------
Accrued pension cost            $ (10,170)      $  (7,115)
==========================================================

NOTE J:   POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

   The Corporation provides certain health care and life insurance benefits for retired employees who may become eligible for such benefits if employed by the Corporation at retirement. The Corporation has deposited funds into irrevocable trusts established to fund and pay a portion of future health benefits to eligible retirees and dependents. Plan assets are invested in mutual funds.

   The net periodic postretirement benefit cost included the following components:

years ended December 31
(add 000)                         1997          1996          1995
-------------------------------------------------------------------
Service cost for benefits
   earned during the
   period                      $ 1,360       $ 1,664       $ 1,384
Interest cost                    3,539         4,346         3,967
Net amortization and
   other components               (371)          324           330
Actual return on
   assets                         (211)         (375)         (659)
-------------------------------------------------------------------
Net periodic
    postretirement
    benefit cost               $ 4,317       $ 5,959       $ 5,022
===================================================================

   The postretirement health care plans' funded status and amounts recognized in the Corporation's consolidated balance sheet are as follows:

years ended December 31
(add 000)                             1997           1996
------------------------------------------------------------
Accumulated postretirement
   benefit obligations
   ("APBO"):
       Actives, fully eligible      $ (9,397)      $(10,610)
       Actives, not fully
         eligible                    (17,380)       (19,623)
       Retirees                      (25,381)       (28,657)
------------------------------------------------------------
Total APBO                           (52,158)       (58,890)
Plan assets at fair value              2,926          4,971
------------------------------------------------------------
APBO in excess of plan
   assets                            (49,232)       (53,919)
Unrecognized prior service
   cost                                  481          1,134
Unrecognized (gain) loss              (4,644)         5,137
------------------------------------------------------------
Accrued postretirement
   benefit cost                     $(53,395)      $(47,648)
============================================================


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

--------------------------------------------------------------------------------


   Assumptions used as of December 31 are as follows:

                                      1997          1996
---------------------------------------------------------
Discount rate                         7.25%         7.75%
Expected long-term rate of
   return on assets                   9.00%         8.75%

   The assumed trend rate for health care inflation used in measuring the net periodic benefit cost and APBO is 7.5% for 1997, declining gradually to 4.5% in the year 2001 and remaining at that level thereafter. It is estimated that a 1% increase in the health care cost trend rate would increase the APBO by approximately 14% and would increase the sum of the service cost and interest cost by approximately 17%.

   The Corporation provides certain benefits to former or inactive employees after employment but before retirement, such as workers' compensation and disability benefits. The Corporation has accrued postemployment benefit costs of $1,734,000 at December 31, 1997 and 1996.

NOTE K: STOCK OPTIONS AND AWARD PLANS

   The shareholders of the Corporation have approved an Amended Omnibus Securities Award Plan (an "Amended Omnibus Plan"). Under the Amended Omnibus Plan, employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, stock appreciation rights, restricted stock or other stock-based incentive awards. These awards may be granted either singly or in combination with other awards. Under the terms of the Amended Omnibus Plan, 2,000,000 shares of common stock may be available for awards and grants.

   Under the Amended Omnibus Plan, the Corporation grants options to purchase its common stock at a price equal to the market value at the date of grant. These options become exercisable in three equal annual installments beginning one year after date of grant and expire 10 years from such date. The Amended Omnibus Plan allows the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation.

   Additionally, the Amended Omnibus Plan provides for an incentive stock plan whereby certain participants may be awarded stock units which permit them to use up to 50% of their annual incentive compensation to acquire shares of the Corporation's common stock at a 20% discount to the market value on the date of the incentive compensation award. Stock unit awards, representing 28,029 shares for 1997, 29,327 shares for 1996 and 26,026 shares for 1995 of the Corporation's common stock, were awarded under the incentive stock plan. Under the awards outstanding, participants earn the right to acquire their respective shares at the discounted value generally at the end of a three-year period of additional employment from the date of award. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership vesting period.

   A summary of the Corporation's stock-based plans' activity and related information follows:

                              NUMBER OF SHARES
                        ----------------------------
                        AVAILABLE                       WEIGHTED
                           FOR              AWARDS       AVERAGE
                          GRANT          OUTSTANDING  EXERCISE PRICE
--------------------------------------------------------------------
December 31, 1994       1,807,500          192,500       $22.00
Additions                      --               --           --
Granted                  (222,000)         222,000       $20.00
Exercised                      --               --           --
Terminated                     --               --           --
--------------------------------------------------------------------
December 31, 1995       1,585,500          414,500       $20.93
Additions                      --               --           --
Granted                  (270,026)         270,026       $23.53
Exercised                      --               --           --
Terminated                  1,667           (1,667)      $20.00
--------------------------------------------------------------------
December 31, 1996       1,317,141          682,859       $21.96
ADDITIONS                      --               --           --
GRANTED                  (315,327)         315,327       $34.10
EXERCISED                      --          (10,030)      $21.33
TERMINATED                  2,334           (2,334)      $25.57
--------------------------------------------------------------------
DECEMBER 31, 1997       1,004,148          985,822       $25.84
====================================================================

   Approximately 411,000; 202,000; and 64,000 outstanding awards were exercisable at December 31, 1997, 1996 and 1995, respectively. Exercise prices for awards outstanding as of December 31, 1997, ranged from $16.80 to $35.50. The weighted-average remaining contractual life of those awards is 7.9 years. The weighted-average exercise price of outstanding exercisable awards at December 31, 1997, is $ 21.73.

   In 1996, the Corporation adopted the Amended and Restated Common Stock Purchase Plan for Directors, which provides non-employee Directors the election to receive all or a portion of their total fees in the form of the Corporation's common stock. Under the terms of this plan, 50,000 shares of common stock may be available for issuance. Currently, Directors are required to defer at least 30% of the retainer portion of their fees in the form of common stock. In 1997, Directors elected to defer portions of their fees representing 6,725 shares of the Corporation's common stock under this plan.



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

This was the first year that the election under this plan was available to non-employee Directors. Also in 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation's common stock to key senior employees based on certain performance criteria over a long-term period, as defined. Under the terms of this plan, 250,000 shares of common stock may be available for grant. During 1997, stock units potentially representing 26,801 shares of the Corporation's common stock were granted under this plan. No such grants were made in prior years.

   In 1996, the Corporation adopted the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (the "SFAS 123"). In accordance with the SFAS 123, the Corporation has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for certain of its employee stock-based compensation plans.

   Pro forma information regarding net income and earnings per share is required by the SFAS 123, which also requires that the information be determined as if the Corporation has accounted for its employee stock options and other stock-based awards and grants subsequent to December 31, 1994, under the fair value method prescribed by the SFAS 123. The fair value for these stock-based plans was estimated as of the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions as of December 31:

                                   1997          1996          1995
--------------------------------------------------------------------
Risk-free interest rate            6.40%         6.70%         6.45%
Dividend yield                     1.70%         2.10%         2.10%
Volatility factor                 20.40%        20.90%        16.40%
Expected life                    7 YEARS       7 years       7 years

   The Black-Scholes valuation model was developed for use in estimating the fair value of traded awards which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected stock price volatility factor. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based plans.

   For purposes of pro forma disclosure, the estimated fair value of the stock-based plans is amortized hypothetically over the vesting period of the related grant or award. The Corporation's pro forma information for the years ended December 31 is as follows:

(add 000, except per share)               1997         1996         1995
---------------------------------------------------------------------------
Basic earnings per common share:
      Net earnings                      $97,557      $78,174      $67,446
      Earnings per share                $  2.12      $  1.70      $  1.46

Diluted earnings per common share:
      Net earnings                      $97,072      $78,174      $67,446
      Earnings per share                $  2.10      $  1.70      $  1.46
===========================================================================

NOTE L: LEASES

   Total rent expense for all operating leases was $19,700,000, $18,480,000, and $18,353,000 for the years ended December 31, 1997, 1996, and 1995, respectively. Total mineral royalties for all leased properties were $17,750,000, $14,270,000, and $13,315,000 for the years ended December 31, 1997, 1996, and 1995, respectively. Future minimum rental and royalty commitments for all non-cancelable operating leases and royalty agreements as of December 31, 1997, are as follows:

(add 000)
----------------------------------------------
1998                                   $ 7,353
1999                                     4,786
2000                                     3,830
2001                                     2,780
2002 and thereafter                     37,814
----------------------------------------------
                                       $56,563
==============================================

NOTE M: SHAREHOLDERS' EQUITY

   The authorized capital structure of Martin Marietta Materials, Inc., includes 10,000,000 shares of Preferred Stock with par value of $0.01 a share, none of which is issued currently, in addition to the 100,000,000 shares of common stock, with a par value of $0.01 a share. As of December 31, 1997, there were approximately 46,211,200 shares of the Corporation's common stock issued and outstanding. Approximately 4,300,000 common shares have been reserved for issuance under benefit and stock-based incentive plans.

   In 1994, the Board of Directors authorized the repurchase of up to 2,000,000 shares of the Corporation's common stock for issuance under various stock-based compensation and common stock purchase plans. Further, the Board of Directors authorized the repurchase of an additional 500,000 shares for general corporate purposes. During 1994, the Corporation repurchased


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

--------------------------------------------------------------------------------


68,200 shares of its common stock under these authorizations. No additional shares have been repurchased by the Corporation.

   Under the North Carolina Business Corporation Act, shares of common stock reacquired by a corporation constitute unissued shares. For financial reporting purposes, reacquired shares are recorded as reductions to issued common stock and to additional paid-in capital.

NOTE N: COMMITMENTS AND CONTINGENCIES

   The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters (see Note A and Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 35 and 36), will have a material adverse effect on the results of the Corporation's operations or on its financial position.

   Environmental Matters. The Corporation recently was notified by the U.S. Environmental Protection Agency (the "EPA") that it is a potentially responsible party (a "PRP") with respect to environmental remediation at sites in Kansas City, Missouri, and Kansas City, Kansas. Meetings have been held between the EPA and several of the other named PRPs, and site assessments have begun to determine the required level of corrective action. Although a loss is considered probable, it is not possible at this time to reasonably estimate the amount of any obligation for remediation of the sites. The extent of environmental impact studies, allocation among the other named PRPs, remediation alternatives, and concurrence of the regulatory authorities have not yet advanced to the stage where such estimate of any loss to the Corporation can be made. However, management believes that any costs incurred by the Corporation associated with these sites would not have a material adverse effect on the Corporation's consolidated results of operations or on its consolidated financial position.

   Letters of Credit. The Corporation has entered into a standby letter of credit agreement relating to workers' compensation self-insurance requirements. At December 31, 1997, the Corporation had a contingent liability on this outstanding letter of credit of approximately $2,500,000.

NOTE O: SEGMENT INFORMATION

   The Corporation operates in two principal business segments: aggregates products and magnesia-based products. The Corporation's sales and earnings are predominantly derived from its aggregates segment which processes and sells granite, sandstone, limestone and other aggregates products for use primarily by commercial customers. The division's products are used principally in domestic construction of highways and other infrastructure projects and for commercial and residential buildings. The magnesia-based products segment produces refractory materials and dolomitic lime used in domestic and foreign basic steel production and produces chemicals products used in industrial, agricultural and environmental applications. The magnesia-based products segment derives a major portion of its sales and earnings from the products used in the steel industry.

   Earnings from operations is total revenue less operating expenses (excluding interest expense) and general corporate expenses. Assets employed by segment include assets directly identified with those operations. General corporate assets consist primarily of cash and cash equivalents and property, plant and equipment for corporate operations. For years prior to 1997, the Corporation's cash and cash equivalents were included with affiliates receivable or with other current receivables for financial reporting purposes. Property additions include property, plant and equipment that has been purchased through acquisitions in the amount of $174,339,000 in 1997, $1,880,000 in 1996 and $80,908,000 in 1995.

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT years ended December 31
(add 000)

NET SALES

                            1997          1996          1995
--------------------------------------------------------------
Aggregates                $760,702      $591,268      $538,827
Magnesia Specialties       140,161       130,679       125,579
--------------------------------------------------------------
Total                     $900,863      $721,947      $664,406
==============================================================

GROSS PROFIT

                            1997          1996          1995
--------------------------------------------------------------
Aggregates                $202,197      $152,179      $137,704
Magnesia Specialties        33,072        30,331        29,460
--------------------------------------------------------------
Total                     $235,269      $182,510      $167,164
==============================================================




Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                  1997          1996          1995
--------------------------------------------------------------------
Aggregates                    $   52,062      $ 42,788      $ 39,617
Magnesia Specialties              17,031        17,149        18,121
--------------------------------------------------------------------
Total                         $   69,093      $ 59,937      $ 57,738
====================================================================

EARNINGS FROM OPERATIONS

                                  1997          1996          1995
--------------------------------------------------------------------
Aggregates                    $  148,944      $109,391      $ 98,087
Magnesia Specialties              13,826        11,285         9,478
--------------------------------------------------------------------
Total                         $  162,770      $120,676      $107,565
====================================================================

ASSETS EMPLOYED

                                  1997          1996          1995
--------------------------------------------------------------------
Aggregates                    $  959,883      $616,268      $583,154
Magnesia Specialties             115,682       122,365       110,073
--------------------------------------------------------------------
                               1,075,565       738,633       693,227
General corporate assets          30,148        30,285        96,144
--------------------------------------------------------------------
Total                         $1,105,713      $768,918      $789,371
====================================================================

DEPRECIATION, DEPLETION AND AMORTIZATION

                                  1997          1996          1995
--------------------------------------------------------------------
Aggregates                    $   70,552      $ 52,650      $ 47,186
Magnesia Specialties               8,716         8,342         8,298
Corporate headquarters               452           218           190
--------------------------------------------------------------------
Total                         $   79,720      $ 61,210      $ 55,674
====================================================================

PROPERTY ADDITIONS

                                  1997          1996          1995
--------------------------------------------------------------------
Aggregates                    $  248,215      $ 66,977      $145,632
Magnesia Specialties              11,072         9,503         6,218
Corporate headquarters             1,492         4,903           695
--------------------------------------------------------------------
Total                         $  260,779      $ 81,383      $152,545
====================================================================



                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

   Martin Marietta Materials, Inc., ("Martin Marietta Materials" or the "Corporation") is the nation's second largest producer of construction aggregates and a leading producer of magnesia-based chemical and refractory products used in a wide variety of industries. The discussion and analysis that follows reflects management's assessment of the financial condition and results of operations of Martin Marietta Materials, and should be read in conjunction with the audited consolidated financial statements on pages 11 through 25.

BUSINESS COMBINATION WITH AMERICAN AGGREGATES CORPORATION

   On May 28, 1997, the Corporation purchased all of the outstanding common stock of American Aggregates Corporation ("American Aggregates") along with certain other assets from American Aggregates' former parent, CSR America, Inc., for an acquisition price of approximately $242 million in cash plus certain assumed liabilities. This acquisition has been accounted for under the purchase method of accounting and the operating results of the American Aggregates business acquired are included with those of the Corporation from the closing date in May 1997. The Corporation recognized approximately $104 million in goodwill after recording approximately $3 million in other intangibles (representing the estimated fair market value of certain assets) and other purchase adjustments necessary to allocate the purchase price to the value of the underlying assets acquired and liabilities assumed based on their estimated fair values as of the closing date. Goodwill is being amortized over a 30-year period and other intangibles are being amortized over periods not exceeding 14 years.

   The funds for the consummation of the American Aggregates acquisition were provided initially through borrowings under the Corporation's revolving credit agreements. To finance the transaction on the closing date, the Corporation borrowed approximately $210 million under these agreements. These borrowings, coupled with other working capital borrowings, remained outstanding at June 30, 1997. In July 1997, the Corporation offered and sold $200 million of commercial paper obligations, the proceeds of which were used to repay certain amounts outstanding under the revolving credit agreements. During August 1997, the Corporation issued $125 million of long-term fixed rate debt securities, the net proceeds from the sale of which were used to repay remaining amounts outstanding under the revolving credit agreements and to reduce the amount of commercial paper obligations. Additional information regarding this acquisition and the related financing is contained in Note B to the audited consolidated financial statements on page 17, and under "Business Environment" on page 29 and "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 32 through 35.

RESULTS OF OPERATIONS

   The Corporation's aggregates business is characterized by a high level of dependence upon construction sector spending. The magnesia specialties product lines, particularly refractory and dolomitic lime products, are used principally within the steel industry. Therefore, the Corporation's operating results are highly dependent upon activity within the construction and steel-related marketplaces, both of which are subject to interest rate fluctuations and economic cycles within the public and private business sectors. Factors such as seasonal and other weather-related conditions also affect the Corporation's business production schedules and levels of profitability. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The following comparative analysis and discussion should be read in this context.

   The Corporation's 1997 net earnings of $98.5 million represent an increase of 25% over 1996 net earnings of $78.6 million. The 1996 net earnings in turn were 16% higher than 1995 net earnings of $67.6 million. Under new accounting standards that went into effect in late 1997, the Corporation must report per-share earnings under two redefined computations: basic and diluted. The Corporation's basic earnings per common share, or net income available to common shareholders divided by the weighted-average number of common shares outstanding during the year, were $2.14 per share for the year ended December 31, 1997, compared with $1.71 per share for 1996. The Corporation's basic earnings per common share for the year ended December 31, 1995, were $1.47 per share. The Corporation's diluted earnings per common share, or net earnings available to common shareholders divided by the weighted-average number of common shares outstanding increased by the additional number of shares that would have been outstanding if potentially dilutive common shares had been issued, were $2.13 per share for 1997. The 1996 and 1995 comparable diluted earnings per common share were $1.71 and $1.47, respectively.

   The Corporation's consolidated net sales were $900.9 million in 1997 and $721.9 million in 1996. Net sales increased $178.9 million, or 25%, in 1997 and $57.5



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries
million, or 9%, in 1996. The Corporation's consolidated net sales in 1995 were $664.4 million. Consolidated earnings from operations were $162.8 million in 1997 and $120.7 million in 1996, reflecting an increase of $42.1 million, or 35%, in 1997 and $13.1 million, or 12%, in 1996. The Corporation's 1995 operating earnings were $107.6 million. The Corporation's financial results for 1997 include the operations of the American Aggregates business that was acquired by the Corporation in May 1997.

   Other income and expenses, net, for the year ended December 31, 1997, was $5.3 million in income, compared to income of $8.4 million and $6.0 million in 1996 and 1995, respectively. In addition to other offsetting amounts, other income, net, for the three years in the period ended December 31, 1997, was comprised principally of interest income, gains and losses associated with the disposition of certain assets, gains and losses related to certain amounts receivable, and net equity earnings from nonconsolidated investments.

   Interest expense for the year ended December 31, 1997, was $16.9 million, compared with an interest expense of $10.1 million for the prior year. This represents an increase of approximately $6.8 million, or 67%, in 1997 over 1996. The increased interest expense in 1997 resulted from the effect of the additional indebtedness and long-term borrowings incurred by the Corporation associated primarily with its acquisition of the American Aggregates business in May 1997. The Corporation financed this transaction by borrowing funds initially under its revolving credit agreements, then repaying a portion of these borrowings with the proceeds from the sale of its commercial paper obligations. In August 1997, the Corporation publicly offered and sold the $125-million fixed rate long-term debt securities, the net proceeds from the sale of which were used to repay remaining amounts borrowed under the revolving credit agreements and to reduce the amount of commercial paper outstanding. Interest expense of $10.1 million in 1996 was $0.4 million, or 4%, higher than in 1995. This increase for 1996 resulted from the net effect of the Corporation's additional long-term borrowings in December 1995, offset somewhat by the repayment of certain long-term debt securities in March 1996 and reduced amounts outstanding during the year under the Corporation's former credit agreement with Lockheed Martin Corporation. During 1995, the Corporation's interest expense was higher than the prior year's due to higher-level borrowings by the Corporation during the year.

   The Corporation's effective income tax rate for 1997 was 34.8%, compared with 33.9% in 1996 and 34.9% in 1995. The favorable variance in the effective income tax rates for these years, which are lower than the federal corporate tax rate of 35%, is due to the effect of several offsetting factors. In this regard, the Corporation's effective tax rates for these years reflect the effect of state income taxes and the impact of differences in book and tax accounting arising from the net permanent benefit associated with the depletion allowances for mineral reserves, amortization of certain goodwill balances, foreign operating earnings, and earnings from nonconsolidated investments.

   The Corporation's debt-to-capitalization ratio increased from 21% at December 31, 1996, to 36% at December 31, 1997, with total debt increasing from $127.2 million to $312.1 million (including commercial paper obligations) and shareholders' equity increasing from $481.0 million to $561.8 million. During 1997, the Corporation paid common stock dividends of $22.1 million, or $0.48 per common share. Additional information regarding the Corporation's debt and capital structure is contained in Note F on pages 18 and 19 and under "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 32 through 35.

BUSINESS ENVIRONMENT

   The Corporation's principal lines of business include Martin Marietta Aggregates, which primarily serves commercial customers in the construction aggregates-related markets, and Martin Marietta Magnesia Specialties, which manufactures and markets magnesia-based products principally for use in the steel industry. These businesses are strongly affected by activity within the construction and steel-related marketplaces, both of which represent industries that are cyclical in nature.

   The aggregates markets are dependent upon public and private sector construction spending. Generally, overall construction industry spending is affected by trends within all levels of the nation's economy. Specifically, general economic conditions at the national, regional and local levels potentially impact markets such as the construction industry. Economic conditions, which are sensitive to such factors as interest rate fluctuations, governmental spending changes, and demographic and population shifts, affect overall construction expenditures that, in turn, increase or decrease the demand for aggregates products in both the private and public sectors. Accordingly, fluctuation of these characteristics makes demand from within the construction industry cyclical in nature.

                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

   While construction spending in the public and private market sectors is affected by changes in economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are less interest rate sensitive than private sector spending, and generally improved levels of funding have enabled highway and other infrastructure projects to register improvement over the past few years. Even considering the effect of favorable economic conditions on the construction spending within the private sector during 1997, public works projects consumed more than 50% of the total annual aggregates consumption in the United States during 1997. This has consistently been the trend in construction spending for each year since 1990. Additionally, since public sector-related shipments account for approximately one-half of the Corporation's aggregates shipments, the Aggregates division also enjoyed the benefit from a high level of public works construction projects during 1997. Accordingly, the Corporation's management believes the Corporation's exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened somewhat by the division's broad mix of public sector-related shipments that account for approximately 50% of the Aggregates division's annual product shipments.

     Since 1992, construction of public works projects has expanded steadily due to enhanced funding at state levels and greater amounts of funds from the federal highway bill - Intermodal Surface Transportation Act ("ISTEA"). This five-year highway bill expired September 30, 1997, without congressional approval of a successor bill. This left the nation technically, without a funding mechanism for 1998-and-beyond public works construction projects. However, after failing to reach a long-term agreement for highway funding before its year-end adjournment, Congress agreed to extend the current bill to May 1, 1998. The extension provides stable, federal monetary support and sufficient spending authority for continued public works construction activities through the extension period. The Corporation's management believes Congress will enact a successor highway bill during the current congressional session. Additionally, management is cautiously optimistic that authorization levels under the successor bill will at least equal current funding levels, while meeting the limits of the federal balanced budget agreement.

   The ultimate level of spending for public works construction projects over the next few years will be shaped by the successor to ISTEA. In this regard, the outcome of the upcoming legislative process will affect both the level of federal highway appropriations and the methodology by which federal funds are distributed. Management expects the distribution of funds under a new federal highway bill for public works construction projects associated with the state- and local-level highway programs in markets in which the Corporation does business should continue at or above current levels. Increased state and local highway funds, coupled with a potentially higher level of federal funds computed under a proposed highway funding distribution formula that will shift higher levels of money to southern states, could accelerate many of the projects under current state and local authorizations. The distribution formula under the existing highway bill is based on allocation factors that favor states, mostly in the Northeast and West, and leaves others, mostly in the South, paying more money into the Highway Trust Fund than they receive. A proposed distribution formula under consideration in the new highway bill will modify the allocation of federal highway money distributed from the Highway Trust Fund so that each state receives a more equitable share based on its relative contribution into the fund. The impact on the Corporation's operations could be positive, if the new distribution formula is approved and a higher level of federal money is paid to states within the Corporation's markets.

   However, if construction-spending reductions occur in these state- and local-level highway programs, or reductions in overall authorization levels occur in the successor federal highway bill, the operations of the Corporation's Aggregates division could be adversely affected, if such reductions occur within the division's respective markets. It should be noted, however, that the federal Highway Trust Fund presently has a surplus of more

                            [Description of graphic]

                        1997 AGGREGATES DIVISION MARKETS

                     48% INFRASTRUCTURE
                      9% CHEMICAL, RAILROAD BALLAST & OTHER
                     17% RESIDENTIAL
                     26% COMMERCIAL



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries
than $20 billion. The Highway Trust Fund and a significant portion of the state and local highway programs within the Corporation's markets are funded from sources such as dedicated gasoline taxes, which management believes should not be affected by federal and state-level budgetary and legislative actions.

   Because of the Aggregates division's operations in the southeastern, midwestern and central regions of the nation, the division's - and consequently, the Corporation's - operating performance and financial results are dependent upon the strength of these specific regional economies. In recent years, the general economic growth in these regions of the United States, and particularly in the Southeast, has been strong, and the Corporation's management expects this trend to continue.

     Some financial and economic analysts expect the general economy to post more moderate growth in 1998 than in 1997. With the possibility of a tightening of future monetary policies by the Federal Reserve, it is anticipated that the economic growth curve should return to a more sustainable trend rate of growth. At the same time, some industry analysts believe that supportive demographics and available public and private sector funding, coupled with a moderation in general economic growth, would allow the construction industry to also experience more moderate growth in 1998 over 1997. A moderation in the growth of construction activity would be expected to yield a mixture of strengthening and weakening of the sectors within the construction industry during 1998.

   Additionally, an increase in long-term interest rates during 1998 would be expected to directly slow the economy's interest rate sensitive sectors - residential and commercial building. However, a slow down in these sectors could be mitigated by continued moderate growth levels in public works construction due to sustained, and possibly enhanced, funding at both the federal and state levels. At the same time, some economists predict an economic downturn sometime during the 1999-to-2001-time period.

     Currently, while management believes the construction industry's overall consumption levels and the Corporation's production and shipments will grow moderately during 1998, there is no assurance that these levels will continue. Over the longer term, the Aggregates division's business and financial results will continue to follow the national, as well as regional and local, general economic and construction industry trends.

     While the aggregates business is cyclical in nature, another characteristic of the business involves the significant impact of seasonal changes and other weather-related conditions on business production schedules. Consequently, the Aggregates division's production and shipment levels coincide with general construction activity levels, most of which occur in the division's markets typically during the spring, summer and fall seasons. Principally, as a result of the acquisition of the American Aggregates business during 1997, the division's operations have a higher level of exposure to weather-related risk during the winter months. These operations are concentrated principally in the north central region of the Midwest, which generally experiences more severe winter weather conditions than the division's operations in the Southeast.

     The Corporation's management believes the overall, long-term trend for the construction aggregates industry continues to be one of consolidation. The Corporation's Board of Directors and management continue to review and monitor the Corporation's strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, building market share in the Corporation's core businesses, and pursuing new technological opportunities that are related to the Corporation's existing markets. During 1997, the Corporation expanded its market

[Description of graphics]

               AGGREGATES DIVISION
               SHIPMENTS AND CAPACITY
               (in millions of tons)

                             CAPACITY            SHIPMENTS
                             --------            ---------
               1993            84.0                 64.9
               1994            85.7                 71.2
               1995           117.3                 94.0
               1996           120.0                101.2
               1997           165.8                129.1

               UNITED STATES
               AGGREGATES CONSUMPTION
               (in millions of tons)

                          CRUSHED STONE       SAND & GRAVEL
                          -------------       -------------
               1993           1,238                  958
               1994           1,360                  982
               1995           1,389                1,003
               1996           1,437                1,008
               1997 EST.      1,561                1,046


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------


opportunities by consummating transactions for the acquisition of the American Aggregates Corporation, along with the acquisition of eight additional smaller aggregates operations, and either opened, or began the process of opening, eight quarry site locations - known as greensiting - in the Southeast and Midwest.

   The Corporation's raw materials reserves are sufficient to permit production at present levels for the foreseeable future. Based upon 1997 shipments, the Corporation's raw materials reserves exceed 50 years of production activity.

     Through its Magnesia Specialties division, the Corporation also manufactures and markets magnesia-based products, including heat-resistant refractory products for the steel industry and magnesia-based chemicals products for industrial, agricultural and environmental uses, including wastewater treatment and acid neutralization. The Magnesia Specialties division's products, particularly refractory products and dolomitic lime, which are used within the steel industry account for approximately 73% of the division's current net sales. Accordingly, the division's profitability is highly dependent on the production of steel and the related marketplace. A significant portion of the division's product pricing structure is affected by current business economic trends within the steel industry, which continues to experience price weaknesses.

   Approximately 17% of the Magnesia Specialties division's products are sold in foreign jurisdictions. While the division's products are manufactured and sold principally in the United States, the division also markets its products in the Canadian, Mexican, European (principally England and Germany), and Pacific Rim (primarily Korea) markets. As a result of these foreign market sales, the division's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the division distributes its products. To mitigate the short-term effect of changes in currency exchange rates on the division's operations, the division uses the U.S. dollar as the functional currency in substantially all foreign transactions. However, adverse general economic conditions within a foreign market where the Magnesia Specialties division conducts business could have a negative impact on the division's results of operations. The division does not have a significant presence in the Southeast Asian markets. However, because of the significant Asian presence within the worldwide steel industry, the current problems and uncertainties surrounding the Asian financial and economic markets are being monitored at this time. A crash in these foreign economies, including related production and manufacturing cycles, could have an adverse impact on the worldwide steel industry. A high level of exports from the Asian steel markets could have a negative impact on domestic and worldwide levels of steel production and prices, and consequently on the division's operations.

     To mitigate its exposure to market dependence on the steel industry, the division's management has taken steps to emphasize new product development and concentrate on additional products for use in environmental, agricultural and other industrial applications. Accordingly, the division's financial results have benefited from increased sales of its higher-margin chemicals products.

   During 1997, progress was made to expand the Corporation's presence in related commercial product markets through continued research and development in new proprietary technologies. Currently, the Corporation is investing in several new technological product areas that are in various stages of research and development. These potential product markets include: composite materials used for a variety of construction-related purposes including bridge decks, soil remineralization products that may be potentially used for enhancing plant growth, microbial products that may be potentially used for organic waste treatment, a laser-measuring device for use in steel production furnaces, and a microwave technology that may be used for cleaning ready mixed concrete equipment.

   The Corporation has established a dedicated information technology task force to coordinate the identification, evaluation and implementation of modifications and replacements to the Corporation's information systems and related applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to its business operations. The major systems and applications carrying potential business impact have been identified and are being evaluated,

[Description of graphic]

               RAW STEEL PRODUCTION
               AND IMPORTS
               (in millions of short tons)

                             NORTH                  U.S.
                       AMERICAN PRODUCTION        IMPORTS
                       -------------------        -------
               1993           123.8                 21.7
               1994           127.1                 32.7
               1995           134.1                 27.2
               1996           136.0                 32.1
               1997 EST.      138.2                 33.0



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries
and initial conversion efforts are underway. In addition, the Corporation is communicating with suppliers, customers, financial institutions and others with which it does business to coordinate the year 2000 conversion process. The cost of the year 2000 initiatives is not expected to be material to the Corporation's results of operations or financial position.

   The impact of inflation on Martin Marietta Materials' businesses has become less significant with the benefit of lower inflation rates in recent years. When the Corporation incurs higher costs to replace productive facilities and equipment, increased capacity and productivity, increased selling prices and various other offsetting factors generally counter balance increased depreciation costs.

DISCUSSION OF BUSINESS SEGMENTS

   The Corporation conducts its operations through two reportable business segments: Aggregates and Magnesia Specialties. The Aggregates division is the second largest producer of construction aggregates in the United States. Its products are used primarily for construction of highways and other infrastructure projects and in the commercial and residential construction industries. The Corporation's Magnesia Specialties division sells a majority of its products to customers in the steel industry; it also serves other industrial, agricultural and environmental markets. The following tables display net sales, gross profit, selling, general and administrative expenses, and earnings from operations for the two Martin Marietta Materials business operating segments for each of the three years in the period ended December 31, 1997. This information corresponds directly to the segment information presented in Note O on pages 24 and 25.

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT years ended December 31
(add 000)


NET SALES

                                1997          1996          1995
------------------------------------------------------------------
Aggregates                    $760,702      $591,268      $538,827
Magnesia Specialties           140,161       130,679       125,579
------------------------------------------------------------------
Total                         $900,863      $721,947      $664,406
==================================================================

GROSS PROFIT

                                1997          1996          1995
------------------------------------------------------------------
Aggregates                    $202,197      $152,179      $137,704
Magnesia Specialties            33,072        30,331        29,460
------------------------------------------------------------------
Total                         $235,269      $182,510      $167,164
==================================================================

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                1997          1996          1995
------------------------------------------------------------------
Aggregates                    $ 52,062      $ 42,788      $ 39,617
Magnesia Specialties            17,031        17,149        18,121
------------------------------------------------------------------
Total                         $ 69,093      $ 59,937      $ 57,738
==================================================================

EARNINGS FROM OPERATIONS

                                1997          1996          1995
------------------------------------------------------------------
Aggregates                    $148,944      $109,391      $ 98,087
Magnesia Specialties            13,826        11,285         9,478
------------------------------------------------------------------
Total                         $162,770      $120,676      $107,565
==================================================================

   Aggregates. The Aggregates division's sales increased 29% to $760.7 million for the year ended December 31, 1997, compared with the prior year's sales. This increase in sales reflects a 27.9 million-ton increase in total tons shipped during 1997 to 129.1 million tons. Approximately 21.4 million tons of the increase in 1997 shipments are attributable to the acquisitions made by the Corporation during 1997, including the American Aggregates business acquired in May. The remainder of the increase in the Corporation's 1997 shipments is attributable to sales volume growth within Martin Marietta Materials' heritage aggregates operations. As a result of the Corporation's 1997 strategic growth activities, including greensiting - the opening of new quarry sites - and acquisitions, the division's aggregates production capacity increased by approximately 38% during the year ended December 31, 1997. The division's heritage operations experienced pricing improvements during 1997 of more than 4% in its average net selling price, while the division's overall average net selling price (including the pricing effect resulting from those businesses acquired during the year) increased approximately 1%, when compared


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------


with the prior year's prices. The pricing structure in the operations acquired by the division during 1997 reflect lower overall net average selling prices, principally because of differences in product type and production costs, as well as demand and competitive conditions, compared with product sales from the Corporation's heritage operations. The division's operating earnings for the full year 1997 increased approximately 36% to $148.9 million from the prior year's earnings from operations of $109.4 million. The division's operating profits during the year reflect certain operating performance improvements in its heritage operations and synergies achieved in the acquired businesses, which were offset somewhat by costs associated with higher levels of greensiting activity during the year. The prior year's operating margins were somewhat depressed from the effects of Hurricane Fran, which hit the southeastern region of the country, and the extreme winter weather conditions that existed throughout the country during the first quarter of 1996.

   For the year ended December 31, 1996, the Aggregates division had net sales of $591.3 million, which were $52.4 million, or 10%, higher than the year-earlier net sales. This improvement reflects a 7.2 million-ton increase in total tons shipped during 1996 of 101.2 million tons and reflects an increase of more than 2% in the division's average net selling price, when compared with the prior year's. Earnings from operations in the year were $109.4 million, an increase of 12% over the division's operating earnings for 1995, despite adverse weather conditions within the division's markets during 1996.

   Magnesia Specialties. For the year ended December 31, 1997, the Magnesia Specialties division had sales of $140.2 million, an increase of $9.5 million, or 7%, in 1997 over 1996. Shipment levels of all the division's product lines increased in 1997, when compared with year-earlier shipments. While the division experienced some modest pricing improvements in certain product areas, the division's magnesia-based refractory products continued to experience worldwide pricing pressures during 1997. The division's management continues to expect pricing weaknesses in this sector for the foreseeable future due to the fixed market within the steel industry, which is the Magnesia Specialties division's principal product market. During 1997, the division's sales to the steel industry accounted for approximately 73% of the division's total net sales, compared with approximately 72% in the prior year. In addition, because of the significant Asian presence within the worldwide steel industry, coupled with the uncertainties surrounding the current economic situation in this region, management believes there is a potential for additional pricing and production-related pressures within the steel-related market sector in the coming months (see "Business Environment" on page 30). The division's earnings from operations for 1997 of $13.8 million were 23% over the prior year's, which had been adversely affected by a fire at the division's Woodville, Ohio, lime plant.

   Magnesia Specialties division's 1996 net sales of $130.7 million were 4% above the prior year's. Shipment levels, as well as overall prices, of refractory products were up slightly when compared with year-earlier shipments and prices. These improved refractory product sales resulted from a more favorable customer and product sales mix during 1996 than in the prior year. The division's operating earnings for 1996 of $11.3 million were 19% over the prior year's earnings, which had been adversely affected by a two-month strike in connection with an expired labor union agreement.

LIQUIDITY AND CASH FLOWS

   Cash provided by operating activities, which has been the primary source of the Corporation's liquidity over the past three years, was approximately $195.6 million in 1997, as compared with the $134.9 million and $128.6 million reported for 1996 and 1995, respectively. As in prior years, positive cash flows were derived in large part from the Corporation's operating profits before deducting non-cash charges for depreciation, depletion and amortization of property and intangible assets, as well as changes in operating assets and liabilities.

   Working capital changes for 1997 and 1996 included in the above-referenced changes in operating assets and liabilities were due primarily to increases in accounts receivable balances resulting from increased sales volume activity, offset partially by increased trade accounts payable balances and, in 1996, certain accrued expense amounts. Working capital changes for 1995 reflect a build-up of certain magnesia-based product inventory amounts in connection with a 1995 labor dispute, offset partially by increased accounts payable balances.

   Cash used for investing activities was approximately $333.4 million in 1997, a significant increase from the $11.4 million and $228.0 million reported in 1996 and 1995, respectively. The Corporation used approximately $279.1 million of cash in 1997 to finance the American Aggregates transaction, as well as eight smaller acquisitions, compared with $3.7 million in 1996, and $159.0 million in 1995 that included the acquisition of the


Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

[Description of graphic]

                     CONSOLIDATED OPERATING
                     CASH FLOW
                     (in millions)


                     1993                   $ 90.9
                     1994                   $ 79.5
                     1995                   $128.6
                     1996                   $134.9
                     1997                   $195.6

construction aggregates business of the Dravo Corporation. Also, additions to property, plant and equipment, excluding acquisitions, of $86.4 million were almost 9% higher in 1997 compared with 1996. Comparable full-year capital expenditures were $79.5 million in 1996 and $71.6 million 1995. The Corporation's acquisition and capital expenditures reflect planned strategic growth and capital spending activities that are consistent with management's strategy for investment and expansion within the consolidating aggregates industry. Through January 1997, the Corporation's cash and cash equivalents balances were invested under a cash management agreement with its former parent, Lockheed Martin (see Note A on page 15). Consequently, changes in these balances were reflected in cash provided by investing activities in the statements of cash flows for such years presented. During the years ended December 31, 1997 and 1996, the Corporation reduced the balance of cash and cash equivalents invested with Lockheed Martin by $23.8 million and $63.6 million, respectively.

   Approximately $160.7 million of cash was provided by financing activities during 1997, compared with cash used for financing activities of $124.9 million in 1996 and cash provided by financing activities of $98.7 million in 1995. The Corporation incurred approximately $183.6 million of net indebtedness in 1997 principally in connection with the consummation of the American Aggregates acquisition, which was financed through a combination of borrowings under revolving credit facilities and the issuance of commercial paper. The Corporation subsequently issued $125 million of long-term debt securities, the net proceeds of which were used to repay amounts outstanding under the revolving credit agreements and to reduce the amount of commercial paper outstanding. Excluding commercial paper obligations, approximately $1.4 million of long-term debt will mature in 1998.

   In March 1996, the Corporation repaid the $100-million aggregate principal amount of indebtedness assumed by the Corporation at the time of its incorporation in 1993. These long-term debt securities were repaid with funds from the Corporation's working capital, including cash invested under its cash management agreement, and funds borrowed under its credit agreement, both of which were agreements with Lockheed Martin. In December 1995, in anticipation of this debt repayment in March 1996, the Corporation issued $125 million of long-term fixed rate debt securities. The net proceeds from the sale of these securities were used initially to repay amounts borrowed under the Corporation's credit agreement with the excess funds invested pursuant to the cash management agreement.

     During 1995, the Corporation paid net cash consideration of approximately $121 million for the acquisition of the Dravo Corporation's former construction aggregates business. The source of funds for this acquisition was from the Corporation's own working capital, repayment of amounts due the Corporation from its former parent, and borrowings under its then existing credit facility.

   In 1997, the Board of Directors approved total cash dividends on the Corporation's common stock at $0.48 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.12 a share in each of the four quarters during 1997. Under 1994 authorizations from the Corporation's Board of Directors, the Corporation may repurchase up to 2.5 million shares of its common stock for use in the Corporation's Amended Omnibus Securities Award Plan and for general corporate purposes. During 1994, the Corporation repurchased 68,200 shares of its common stock under these authorizations. The Corporation has repurchased no additional shares since 1994.

CAPITAL STRUCTURE AND RESOURCES

   Long-term debt, including current maturities, increased to approximately $312.1 million at the end of 1997 from approximately $127.2 million at the end of 1996. Total debt represented approximately 36% of total capitalization at December 31, 1997, compared with 21% at December 31, 1996. Most of the Corporation's debt is in the form of publicly issued, long-term fixed-rate notes and debentures (see Note F on pages 18 and 19). Shareholders' equity grew to approximately $561.8 million at December 31, 1997, from approximately $481.0 million a year ago.

   In 1997, the Corporation arranged revolving credit facilities of $300 million through a syndicate of commercial domestic and foreign banks. The credit facilities


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

consist of a five-year unsecured revolving credit agreement in the amount of $150 million (the "Long-Term Credit Agreement") and a 364-day unsecured revolving credit agreement in the amount of $150 million (the "Short-Term Credit Agreement") (see Note F on pages 18 and 19). In connection with the establishment of the Long-Term Credit Agreement in January 1997, the Corporation's previously existing revolving credit facility with its former parent, Lockheed Martin, was, by its terms, terminated.

   During the second quarter of 1997 and principally in connection with the financing of the American Aggregates acquisition, approximately $225.0 million was borrowed under a combination of the Long-Term Credit Agreement and Short-Term Credit Agreement. In July, the Corporation issued $200 million of commercial paper, the proceeds of which were used to repay certain amounts outstanding under the revolving credit agreements. As stated previously, the Corporation offered and sold $125 million in debt securities in August, the net proceeds from the sale of which were used to repay remaining amounts outstanding under the revolving credit agreements and to reduce the amount of commercial paper obligations (see Note F on pages 18 and 19).

   No borrowings were outstanding under either of the revolving credit agreements at December 31, 1997. However, the Long-Term Credit Agreement supports commercial paper borrowings of $60.0 million outstanding at December 31, 1997, which has been classified as long-term debt in the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year.

   Prior to January 1997, the Corporation's funds were invested with Lockheed Martin under the terms of a cash management agreement that was, by its terms, terminated in January along with the previous credit agreement. At December 31, 1996, approximately $23.8 million of the Corporation's funds were invested with Lockheed Martin under the terms of this agreement. Upon termination of this cash management agreement on January 31, 1997, all funds held by Lockheed Martin were transferred to the Corporation and invested under the terms of its own cash management arrangements (see Note A on page 15 and Note G on page 19 ).

   In July 1997, the Corporation entered into an interest rate swap agreement to fix the interest rate relating to an anticipated long-term financing. This agreement matured during the third quarter of 1997 in connection with the Corporation's issuance of the $125 million long-term securities in August (see Note F on pages 18 and 19 and Note G on page 19). No interest rate swap agreements were outstanding at December 31, 1997.

   As discussed earlier, the Corporation's operations are highly dependent upon the interest-rate sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates (see "Business Environment" on pages 27 through 31). Aside from these inherent risks from within its operations, the Corporation's earnings are affected also by changes in short-term interest rates as a result of its outstanding commercial paper obligations and temporary cash investments. However, the Corporation's market risk exposure to interest rate changes is limited, after considering the potential use of interest rate swap agreements and other actions available to management that would further mitigate the Corporation's exposure to such changes. Consequently, based on these factors and the fair value of the market sensitive instruments at December 31, 1997, management believes that the Corporation's exposure to short-term interest rate market risk is not material.

   The Corporation has entered into a standby letter of credit agreement relating to workers' compensation self-insurance requirements. At December 31, 1997, the Corporation had a contingent liability on this outstanding letter of credit of approximately $2.5 million.

   With respect to the Corporation's ability to access the public market, it has an effective shelf registration statement on file with the Securities and Exchange Commission (the "Commission") for the offering of up to $50 million of debt securities, which may be issued, from time to time. Presently, it is management's intent to file another shelf registration statement with the Commission. It should be noted, however, that management has not determined the timing when, or the amount for which, it may file such shelf registration. The Corporation's ability to borrow or issue securities is dependent, among other things, upon prevailing economic, financial and market conditions.

   Martin Marietta Materials' internal cash flows and availability of financing resources, including its access to capital markets and its revolving credit agreements, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, to cover debt service requirements, to meet capital expenditures and discretionary investment needs, and to allow for payment of dividends for the foreseeable future.



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

   Currently, the Corporation's senior unsecured debt is rated "A" by Standard & Poor's and "A3" by Moody's. The Corporation's commercial paper obligations are rated "A-1" by Standard & Poor's, "P-2" by Moody's and "F-1" by Fitch. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.

ENVIRONMENTAL MATTERS

   The Corporation is involved in various environmental and reclamation proceedings and potential proceedings, including a matter where it has been designated a Potentially Responsible Party (a "PRP") by the U.S. Environmental Protection Agency (the "EPA"). In August 1995, the EPA requested information regarding the disposal of polychlorinated biphenyl ("PCB") waste during the 1980s at sites operated by PCB Treatment Site, Inc. ("PCB Treatment"), which had facilities in Kansas City, Missouri, and Kansas City, Kansas (the "Sites"). PCB Treatment had the proper permits to operate the Sites. According to the EPA, PCB Treatment received waste shipments of PCBs from more than 1,500 parties and received total shipments of materials in excess of 25 million pounds, of which approximately 9,500 pounds of PCB waste was shipped by the Aggregates Division of Lockheed Martin Corporation, which is the Corporation's predecessor in interest. The Sites closed in 1986.

   PCB Treatment removed the waste material from the Sites but did not complete the remediation. The EPA has identified the Sites as requiring removal or remedial action under the federal Superfund laws. A group of PRPs, each of whom disposed of more than 200,000 pounds of waste at the Sites, have formed a steering committee which is conducting site assessments to further evaluate the corrective action that will be required. It is anticipated that the remaining work that needs to be completed involves the clean up of the contamination in two buildings - which may require demolition of the building structures - as well as the clean up of the surrounding soils. Based on the expected level of remediation, total clean-up costs have been estimated by the steering committee to be approximately $10 million to $40 million.

   In a letter from the EPA, dated September 16, 1997, the Corporation was designated a PRP for these Sites. Generally, PRPs that are ultimately determined to be responsible parties are strictly liable for site clean ups and usually agree among themselves to share, on an allocated basis, in the costs and expenses for investigation and remediation of the hazardous materials. Under existing environmental laws, however, responsible parties are jointly and severally liable and, therefore, the Corporation is potentially liable for the full cost of funding such remediation. In the event that the Corporation were required to fund the entire cost of such remediation, the statutory framework provides that the Corporation may pursue rights of contribution from the other PRPs. According to the steering committee, the major contributor of waste to the Sites is the U.S. Department of Defense. Also, there is a group of other solvent PRPs that will be responsible for a large share of the clean-up costs based upon the individual PRP's respective share of waste disposed of at the Sites.

   Furthermore, management believes that as a result of the cost allocation process the Corporation's share of clean-up costs will be minor because the amount will be based upon the Corporation's share of waste disposed of at the Sites (approximately 9,500 pounds) out of the total waste deposited at the Sites (approximately 25 million pounds), and because the cost allocation is expected to be shared among the more than 1,500 PRPs as identified thus far by the EPA. Additionally, management believes any costs incurred by the Corporation associated with the Sites would not have a material adverse effect on the Corporation's consolidated results of operations or on its consolidated financial position.

   Among the variables that management must assess in evaluating costs associated with these issues are the evolving environmental regulatory standards. The nature of these matters makes it difficult to estimate the amount of any costs that may be necessary for future remedial measures. Additionally, management believes any costs incurred by the Corporation in connection with such sites and locations would not have material adverse effect on the Corporation's consolidated results of operations or on its consolidated financial position (see Note N on page 24).

   The Corporation records appropriate financial statement accruals for environmental matters in the period in which liability is established and the appropriate amount can be estimated reasonably. The Corporation currently has no material provisions for estimated costs in connection with expected remediation costs or other environmental-related expenditures, because it is impossible to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with



                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------


present environmental protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations.

NEW ACCOUNTING STANDARDS

   In June 1997, the Financial Accounting Standards Board (the "FASB") issued the Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Also during June, the FASB issued the Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. In February 1998, the FASB issued the Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. These new accounting pronouncements must all be adopted for years beginning after December 15, 1997. The impact of the adoption of these accounting standards on the Corporation's financial reporting and related disclosures is not expected to be material.

CAUTIONARY STATEMENTS

   This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those arising out of economic, climatic, political, regulatory, competitive and other factors. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation's filings with the Securities and Exchange Commission, including but not limited to, the discussion of "Competition" on page 6 of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 Form 10-K"), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 26 through 36 of this Annual Report and "Note A: Accounting Policies" on pages 15 through 17, and "Note N: Commitments and Contingencies" on page 24 of the Notes to Financial Statements of the audited consolidated financial statements included in this Annual Report on pages 11 through 25, incorporated by reference into the 1997 Form 10-K.

Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

                              QUARTERLY PERFORMANCE
--------------------------------------------------------------------------------
                                   (Unaudited)

                                                                                                                Basic Earnings Per
(add 000, except per share)           Net Sales                  Gross Profit              Net Earnings            Common Share*
-----------------------------------------------------------------------------------------------------------------------------------
Quarter                          1997          1996          1997          1996          1997         1996        1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
First                          $158,163      $136,547      $ 30,144      $ 23,805      $ 8,907      $ 4,337      $0.19      $0.09
Second                          232,190       200,438        65,487        55,330       30,369       26,807       0.66       0.58
Third                           271,717       201,504        79,936        58,547       36,274       27,490       0.79       0.60
Fourth                          238,793       183,458        59,702        44,828       22,979       19,994       0.50       0.43
-----------------------------------------------------------------------------------------------------------------------------------
Totals                         $900,863      $721,947      $235,269      $182,510      $98,529      $78,628      $2.14      $1.71
===================================================================================================================================



                                                         Common Dividends Paid and Stock Prices
                                                ------------------------------------------------------------------
                                                                                       Market Prices
                        Diluted Earnings                             ---------------------------------------------
                        Per Common Share*        Dividends Paid       High          Low         High        Low
------------------------------------------------------------------------------------------------------------------
Quarter                 1997         1996        1997       1996             1997                    1996
------------------------------------------------------------------------------------------------------------------
First                  $0.19        $0.09       $0.12      $0.11     $28 3/8      $23         $23 1/4     $20 1/8
Second                  0.66         0.58        0.12       0.11      33           25          24 7/8      21 1/2
Third                   0.78         0.60        0.12       0.12      37 3/8       32 1/4      24 3/4      19 1/2
Fourth                  0.50         0.43        0.12       0.12      38 1/2       33 13/16    25 3/4      20 7/8
------------------------------------------------------------------------------------------------------------------
Totals                 $2.13        $1.71       $0.48      $0.46
==================================================================================================================

*The sum of per-share earnings by quarter may not equal earnings per share for the year due to rounding or share repurchases during the year. Additionally, the 1996 and first three quarters of 1997 earnings per share amounts have been restated, where appropriate, to comply with the Statement of Financial Accounting Standards No. 128, Earnings per Share.

                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

                                FIVE YEAR SUMMARY
--------------------------------------------------------------------------------


(add 000, except per share)                          1997          1996          1995           1994            1993
-----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                        $  900,863      $721,947      $664,406      $ 501,660        $452,906
Cost of sales, other costs and expenses             738,093       601,271       556,841        409,773         376,511
-----------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                            162,770       120,676       107,565         91,887          76,395
Other income and expenses, net                        5,341         8,398         5,959          5,398             897
-----------------------------------------------------------------------------------------------------------------------
                                                    168,111       129,074       113,524         97,285          77,292
Interest expense on debt                             16,899        10,121         9,733          6,865           3,234
-----------------------------------------------------------------------------------------------------------------------
Earnings before taxes on income,
   extraordinary item and cumulative effect
   of accounting changes                            151,212       118,953       103,791         90,420          74,058
Taxes on income                                      52,683        40,325        36,240         32,075          26,057
-----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM AND
    CUMULATIVE EFFECT OF ACCOUNTING CHANGES          98,529        78,628        67,551         58,345          48,001
Extraordinary loss on early extinguishment
   of debt                                               --            --            --         (4,641)             --
Cumulative effect of accounting changes                  --            --            --             --         (17,512)
-----------------------------------------------------------------------------------------------------------------------

NET EARNINGS                                     $   98,529      $ 78,628      $ 67,551      $  53,704       $  30,489
=======================================================================================================================

BASIC EARNINGS PER COMMON SHARE
Income before extraordinary item                 $     2.14      $   1.71      $   1.47      $    1.30             N/A
Extraordinary item                                       --            --            --          (0.11)            N/A
-----------------------------------------------------------------------------------------------------------------------
Net income                                       $     2.14      $   1.71      $   1.47      $    1.19             N/A
=======================================================================================================================

DILUTED EARNINGS PER COMMON SHARE
Income before extraordinary item                 $     2.13      $   1.71      $   1.47      $    1.30             N/A
Extraordinary item                                       --            --            --          (0.11)            N/A
-----------------------------------------------------------------------------------------------------------------------
Net income                                       $     2.13      $   1.71      $   1.47      $    1.19             N/A
=======================================================================================================================
CASH DIVIDENDS                                   $     0.48      $   0.46      $   0.44      $    0.22             N/A
=======================================================================================================================

CONDENSED BALANCE SHEET DATA
Current deferred income taxes                    $   16,873      $ 15,547      $ 12,622      $   9,979       $   6,121
Current assets - other                              305,139       255,619       301,733        178,054         151,018
Other noncurrent assets                              17,385        25,764        21,581         74,177          23,167
Property, plant and equipment, net                  591,420       408,820       392,223        291,622         278,310
Cost in excess of net assets acquired               148,481        39,952        37,245         22,968          20,503
Other intangibles                                    26,415        23,216        23,967         17,091          17,872
=======================================================================================================================
TOTAL                                            $1,105,713      $768,918      $789,371      $ 593,891       $ 496,991
=======================================================================================================================
Currrent liabilities - other                     $  106,804      $ 86,871      $ 69,596      $  51,134       $  64,796
Current maturities of long-term debt                  1,431         1,273       103,740          4,478           3,224
Long-term debt                                      310,675       125,890       124,986        103,746         232,088
Pension and postretirement benefits                  63,070        52,646        47,483         42,286          37,941
Other noncurrent liabilities                         11,889         7,669         9,415          5,800           5,565
Noncurrent deferred income taxes                     50,008        13,592        10,606         10,178           7,930
Shareholders' equity                                561,836       480,977       423,545        376,269         145,447
=======================================================================================================================
TOTAL                                            $1,105,713      $768,918      $789,371      $ 593,891       $ 496,991
=======================================================================================================================


Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

                               CORPORATE DIRECTORY
--------------------------------------------------------------------------------


                                   [PICTURE]
  (LEFT TO RIGHT) BOBBY F. LEONARD, STEPHEN P. ZELNAK, JR., WILLIAM B. SANSOM


         [PICTURE]                                     [PICTURE]
(LEFT TO RIGHT) JAMES M. REED,            (LEFT TO RIGHT) FRANK H. MENAKER, JR.,
       MARCUS C. CENNETT,                          RICHARD A. VINROOT,
      WILLIAM E. MCDONALD                          RICHARD G. ADAMSON

                               BOARD OF DIRECTORS
--------------------------------------------------------------------------------
STEPHEN P. ZELNAK, JR.
Chairman, Board of Directors
President and Chief Executive Officer
Martin Marietta Materials, Inc.

RICHARD G. ADAMSON
Retired Vice President, Strategic
  Development
Martin Marietta Corporation

MARCUS C. BENNETT
Executive Vice President and Chief
  Financial Officer
Lockheed Martin Corporation

BOBBY F. LEONARD
Retired Vice President, Human
  Resources
Martin Marietta Corporation

WILLIAM E. MCDONALD
Senior Vice President, Customer
  Service Operations
Sprint Corporation

FRANK H. MENAKER, JR.
Senior Vice President and General
  Counsel
Lockheed Martin Corporation

JAMES M. REED
Retired Vice Chairman and Chief
  Financial Officer
Union Camp Corporation

WILLIAM B. SANSOM
Chairman and Chief Executive Officer
The H. T. Hackney Co.

RICHARD A. VINROOT
Partner
Robinson, Bradshaw & Hinson, P.A.


                                   COMMITTEES
--------------------------------------------------------------------------------

AUDIT COMMITTEE
Mr. Reed, Chairman
Messrs. Adamson, McDonald and Menaker

COMPENSATION COMMITTEE
Mr. Leonard, Chairman
Messrs. Bennett, McDonald and Sansom

ETHICS, ENVIRONMENT, SAFETY AND HEALTH COMMITTEE
Mr. Sansom, Chairman
Messrs. Adamson, Menaker and Vinroot

EXECUTIVE COMMITTEE
Mr. Bennett, Chairman
Messrs. Reed and Zelnak

FINANCE COMMITTEE
Mr. Bennett, Chairman
Messrs. Leonard, Reed and Zelnak


                                                                 Martin Marietta
                                                                 Materials, Inc.
                                                                and Consolidated
                                                                    Subsidiaries

               CORPORATE OFFICERS AND PRINCIPAL OPERATING ELEMENTS
--------------------------------------------------------------------------------

                               CORPORATE OFFICERS
--------------------------------------------------------------------------------

STEPHEN P. ZELNAK, JR.
Chairman, Board of Directors
President and Chief Executive Officer

PHILIP J. SIPLING
Executive Vice President

ROBERT R. WINCHESTER
Senior Vice President

ROSELYN R. BAR
Corporate Secretary

BRUCE A. DEERSON
Vice President and General Counsel

DONALD J. EASTERLIN, III
Vice President, Corporate Development

JANICE K. HENRY
Vice President, Chief Financial
  Officer and Treasurer

JONATHAN T. STEWART
Vice President, Human Resources


                          PRINCIPAL OPERATING ELEMENTS
--------------------------------------------------------------------------------

MARTIN MARIETTA AGGREGATES
Raleigh, North Carolina
Stephen P. Zelnak, Jr., President
Philip J. Sipling, Executive Vice President
Robert R. Winchester, Executive Vice President

   CAROLINA DIVISION
   Raleigh, North Carolina
   Donald M. Moe, President

   CENTRAL DIVISION
   New Orleans, Louisiana
   H. Donovan Ross, President

   MIDAMERICA DIVISION
   Dayton, Ohio
   Geoffrey C. Harris, President

   MIDEAST DIVISION
   Richmond, Virginia
   George S. Seamen, President

   MIDWEST DIVISION
   Des Moines, Iowa
   Robert C. Meskimen, President

   SOUTHEAST DIVISION
   Atlanta, Georgia
   J. Michael Pertsch, President

MARTIN MARIETTA MAGNESIA SPECIALTIES
Raleigh, North Carolina
Philip J. Sipling, Chairman
David B. Locker, President

   SALES, MARKETING AND OPERATIONS
   Baltimore, Maryland
   Richard W. Arnold, Vice President
     Refractory Products
   Peter S. Gaillard, Vice President Periclase and Lime
   John R. Harman, Vice President Magnesia Chemicals

   Manistee, Michigan
   William F. Sawhill, Vice President Operations and
     Refractory Products



Martin Marietta
Materials, Inc.
and Consolidated
Subsidiaries

                               GENERAL INFORMATION
--------------------------------------------------------------------------------


NOTICE OF PROXY
A formal notice of the Annual Meeting of Shareholders of the Corporation, together with a proxy, will be mailed to each shareholder approximately four weeks prior to the meeting. Proxies will be requested by the Board of Directors at the meeting.

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain, without charge, a copy of Martin Marietta Materials' Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1997, by writing to:

Martin Marietta Materials, Inc.
Attention: Corporate Secretary
2710 Wycliff Road
Raleigh, North Carolina  27607-3033

TRANSFER AGENT & REGISTRAR
First Union National Bank
Shareholder Services Group
230 South Tryon Street
Charlotte, North Carolina 28288-1154
Telephone: (800) 829-8432

Inquiries regarding your account records, issuance of stock certificates, distribution of dividends and IRS Form 1099 should be directed to First Union National Bank at (800) 829-8432.

COMMON STOCK
Listed:  New York Stock Exchange
Stock Symbol: MLM

INDEPENDENT AUDITORS
Ernst & Young LLP
3200 Beechleaf Court
Raleigh, North Carolina 27604-1063

CORPORATE HEADQUARTERS
2710 Wycliff Road
Raleigh, North Carolina 27607-3033
Telephone: (919) 781-4550

INVESTOR RELATIONS
Telephone: (919) 783-4658
Email: investors@martinmarietta.com




                                     Principal Photography by Patrick H. Corkery

                           MARTIN MARIETTA MATERIALS
                                     [LOGO]

                                2710 Wycliff Road
                       Raleigh, North Carolina 27607-3033