Form 10-K405, Exhibit 13
period 1998-12-31
MARTIN MARIETTA MATERIALS INC
filed 1999-03-24
CIK 916076

                                                                   EXHIBIT 13.01


[MARTIN MARIETTA MATERIALS LOGO]











                               1998 Annual Report

                       Portions Incorporated by Reference

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


BOARD OF DIRECTORS AND SHAREHOLDERS
MARTIN MARIETTA MATERIALS, INC.

We have audited the accompanying consolidated balance sheet of Martin Marietta Materials, Inc., and subsidiaries at December 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP

Raleigh, North Carolina
January 25, 1999



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

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

         The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears on the preceding page.



/s/ JANICE K. HENRY

Janice K. Henry
Senior Vice President, Chief Financial Officer and Treasurer



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                       CONSOLIDATED STATEMENT OF EARNINGS
--------------------------------------------------------------------------------
                           for years ended December 31



(add 000, except per share)                                        1998           1997           1996
-------------------------------------------------------------------------------------------------------
NET SALES                                                      $1,057,691       $900,863       $721,947
Cost of sales                                                     776,043        665,594        539,437
-------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                      281,648        235,269        182,510
Selling, general and administrative expenses                       82,041         69,093         59,937
Research and development                                            3,053          3,406          1,897
-------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                          196,554        162,770        120,676
Interest expense on debt                                           23,759         16,899         10,121
Other income and (expenses), net                                    1,347          5,341          8,398
-------------------------------------------------------------------------------------------------------
Earnings before taxes on income                                   174,142        151,212        118,953
Taxes on income                                                    58,529         52,683         40,325
-------------------------------------------------------------------------------------------------------

NET EARNINGS                                                   $  115,613       $ 98,529       $ 78,628
-------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE-BASIC                                $     2.49       $   2.14       $   1.71
EARNINGS PER COMMON SHARE-DILUTED                              $     2.48       $   2.13       $   1.71
-------------------------------------------------------------------------------------------------------



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
                                 at December 31



ASSETS
(add 000)                                                             1998             1997
---------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                         $   14,586       $   18,661
Accounts receivable, net                                             171,511          147,432
Inventories                                                          157,104          132,583
Current deferred income tax benefits                                  18,978           16,873
Other current assets                                                   7,209            6,463
---------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                 369,388          322,012
---------------------------------------------------------------------------------------------
Property, plant and equipment, net                                   777,528          591,420
Cost in excess of net assets acquired                                348,026          148,481
Other intangibles                                                     27,952           26,415
Other noncurrent assets                                               65,695           17,385
---------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $1,588,589       $1,105,713
---------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------
(add 000)
CURRENT LIABILITIES:
Accounts payable                                                  $   57,720       $   49,599
Accrued salaries, benefits and payroll taxes                          23,502           19,742
Accrued insurance and other taxes                                     25,370           16,440
Income taxes                                                           7,201            4,691
Current maturities of long-term debt and commercial paper             15,657            1,431
Other current liabilities                                             22,783           16,332
---------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            152,233          108,235
---------------------------------------------------------------------------------------------
Long-term debt and commercial paper                                  602,113          310,675
Pension, postretirement and postemployment benefits                   76,209           63,070
Noncurrent deferred income taxes                                      75,623           50,008
Other noncurrent liabilities                                          14,712           11,889
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    920,890          543,877
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, $.01 par value; 100,000,000 shares authorized              466              462
Additional paid-in capital                                           349,245          335,766
Retained earnings                                                    317,988          225,608
---------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           667,699          561,836
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $1,588,589       $1,105,713
---------------------------------------------------------------------------------------------





The notes on pages 16 to 26 are an integral part of these financial statements.



         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
                        for the years ended December 31


(add 000)                                                              1998             1997             1996
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                        $ 115,613        $  98,529        $  78,628

Adjustments to reconcile net earnings to cash provided by
  operating activities:
        Depreciation, depletion and amortization                       98,765           79,720           61,210
        Other items, net                                               (4,573)          (3,638)          (3,984)
  Changes in operating assets and liabilities:
        Deferred income taxes                                          (3,457)           7,090               61
        Net changes in receivables, inventories and payables           (9,661)          (2,865)         (12,131)
        Other assets and liabilities, net                              25,886           16,782           11,161
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             222,573          195,618          134,945

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment                           (123,926)         (86,440)         (79,503)
Acquisitions, net                                                    (347,882)        (279,056)          (3,660)
Transactions with Lockheed Martin Corporation                              --           23,768           63,615
Other investing activities, net                                       (34,014)           8,359            8,195
---------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                               (505,822)        (333,369)         (11,353)

CASH FLOWS FROM FINANCING ACTIVITIES AND DIVIDENDS:
Repayments of long-term debt                                           (1,704)        (226,367)        (103,729)
Increase in long-term debt                                            198,994          349,947               --
Commercial paper, net                                                 105,000           60,000               --
Debt issue costs                                                       (1,745)            (938)              --
Dividends paid                                                        (23,233)         (22,134)         (21,196)
Issuances of common stock                                               1,862              164               --
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                  279,174          160,672         (124,925)
---------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                   (4,075)          22,921           (1,333)
CASH AND CASH EQUIVALENTS (BOOK OVERDRAFT), beginning of year          18,661           (4,260)          (2,927)
---------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS (BOOK OVERDRAFT), end of year             $  14,586        $  18,661        $  (4,260)
---------------------------------------------------------------------------------------------------------------



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                        for the years ended December 31


                                                       Additional                          Total
                                            Common       Paid-In        Retained       Shareholders'
(add 000)                                    Stock       Capital        Earnings          Equity
----------------------------------------------------------------------------------------------------
Balance at December 31, 1995                 $461       $331,303       $  91,781        $ 423,545
    Net earnings                               --             --          78,628           78,628
    Dividends declared ($0.46 a share)         --             --         (21,196)         (21,196)
----------------------------------------------------------------------------------------------------
Balance at December 31, 1996                  461        331,303         149,213          480,977
    Net earnings                               --             --          98,529           98,529
    Dividends declared ($0.48 a share)         --             --         (22,134)         (22,134)
    Issuances of common stock                   1          4,463              --            4,464
----------------------------------------------------------------------------------------------------
Balance at December 31, 1997                  462        335,766         225,608          561,836
    NET EARNINGS                               --             --         115,613          115,613
    DIVIDENDS DECLARED ($0.50 A SHARE)         --             --         (23,233)         (23,233)
    ISSUANCES OF COMMON STOCK                   4         13,479              --           13,483
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                 $466       $349,245       $ 317,988        $ 667,699
----------------------------------------------------------------------------------------------------





The notes on pages 16 to 26 are an integral part of these financial statements.



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE A: ACCOUNTING POLICIES

         Organization. Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation") is engaged principally in the construction aggregates business. Aggregates products are used primarily for construction of highways and other infrastructure projects in the United States, and in the domestic commercial and residential construction industries. In addition, the Corporation produces magnesia-based chemicals and refractories products used in a wide variety of industrial, environmental and agricultural applications, with a majority of its products used by customers in the worldwide steel industry.

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

         Reclassifications. Certain amounts for the prior years have been reclassified to conform to the 1998 presentation. Such reclassifications had no impact on previously reported net earnings or financial position.

         Revenue Recognition. Substantially all revenues are recognized, net of discounts, if any, when finished products are shipped to unaffiliated customers or services have been rendered, with appropriate provision for uncollectible amounts.

         Cash and Cash Equivalents. Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are comprised generally of highly liquid instruments with original maturities of three months or less from the date of purchase. The Corporation's cash and cash equivalents were invested with its former parent, Lockheed Martin Corporation ("Lockheed Martin"), for years ended prior to January 1, 1997, under the terms of a cash management agreement. Upon termination of this agreement, on January 31, 1997, all funds held by Lockheed Martin were transferred to the Corporation and invested under its own cash management arrangements with third party commercial banks.

         Inventories Valuation. Inventories are stated at the lower of cost or market. Costs are determined principally by the first-in, first-out ("FIFO") method.

         Properties and Depreciation. Property, plant and equipment are stated at cost. Depreciation and amortization are computed over estimated service lives principally by the straight-line method. The estimated service life for buildings ranges from 10 to 20 years and from 1 to 20 years for machinery and equipment. Depletion of mineral deposits is calculated over estimated recoverable quantities principally by the units-of-production method.

         Intangible Assets. Cost in excess of net assets acquired (goodwill) is amortized ratably over appropriate periods ranging from 10 to 30 years. At December 31, 1998 and 1997, the amounts for accumulated amortization of costs in excess of net assets acquired were approximately $21,685,000 and $13,520,000, respectively. Other intangibles represent amounts assigned principally to noncompete agreements and are amortized ratably over periods based on related contractual terms, generally 5 to 20 years. At December 31, 1998 and 1997, the amounts for accumulated amortization of other intangibles were approximately $20,826,000 and $15,944,000, respectively.

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

         Through October 1996, the results of operations of the Corporation were included in consolidated income tax returns with Lockheed Martin. Income taxes allocable to the operations of the Corporation through



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries this date were calculated as if it had filed separate federal and state income tax returns for each tax-reporting period. For all periods subsequent to October 1996, the Corporation's results of operations are reported separately for income tax purposes.

         Related Party Transactions. Lockheed Martin disposed of its ownership of the Corporation's common stock in October 1996. Prior to the disposition, Lockheed Martin provided certain general, administrative and employee benefit services and subsequent to the disposition, certain services were provided, for a brief period, under a transition agreement. The Corporation was charged $5,701,000 for these services from January to October 1996 and the amounts charged for the remainder of 1996 and 1997 were not material.

         Research and Development and Similar Costs. Research and development and similar costs are charged to operations as incurred. Pre-operating costs and start-up costs for new facilities and products are generally charged to operations as incurred.

         Derivative Financial Instruments. From time to time, the Corporation uses derivative financial instruments to manage its exposure to fluctuations in interest rates. The Corporation designates its interest rate swap agreements as hedges of specific debt instruments and recognizes the interest differentials as adjustments to interest expense over the terms of the related debt obligations. When using interest rate swap agreements, the intermediaries to such agreements expose the Corporation to the risk of nonperformance, though such risk is not considered likely under the circumstances. The Corporation does not hold or issue financial instruments for trading purposes. The Corporation did not utilize any derivative financial instruments during 1998.

         Segment Information. Information concerning business segment data is included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 34 through 36.

         Earnings Per Common Share. Basic earnings per common share are based on the weighted-average number of common shares outstanding during the year. The weighted-average number of common shares outstanding was approximately 46,453,900, 46,121,800 and 46,079,300 in 1998, 1997 and 1996, respectively.
Diluted earnings per common share were computed assuming that the weighted-average number of common shares was increased by the conversion of fixed awards (employee stock options and incentive stock awards) and nonvested stock awards to be issued to employees and non-employee members of the Corporation's Board of Directors under certain stock-based compensation arrangements. The diluted per-share computations reflect a change in the number of common shares outstanding (the "denominator") to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. In each year presented, the income available to common shareholders (the "numerator") is the same for both basic and dilutive per-share computations. The following table sets forth a reconciliation of the denominators for the basic and diluted earnings per share computations for each of the years ended December 31:

                                        1998             1997             1996
---------------------------------------------------------------------------------
BASIC EARNINGS PER
 COMMON SHARE:
    Weighted-average
      number of shares               46,453,900       46,121,800       46,079,300
---------------------------------------------------------------------------------
EFFECT OF DILUTIVE SECURITIES:
    Employee fixed awards               234,800          113,300           21,700
    Employee and Directors'
      nonvested stock                    18,900            2,700               --
---------------------------------------------------------------------------------
DILUTED EARNINGS PER
 COMMON SHARE:
    Adjusted weighted-average
      number of shares and
      assumed conversions            46,707,600       46,237,800       46,101,000
---------------------------------------------------------------------------------

         Accounting Changes. The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits ("FAS 132"), as required for the year ended December 31, 1998, by the Financial Accounting Standards Board ("FASB"). FAS 132 revises and standardizes the disclosures for pensions and postretirement benefits (see Note I).

         Effective January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"), which superceded Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. FAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of FAS 131 did not affect net earnings or financial position.



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

--------------------------------------------------------------------------------


         As of January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, ("FAS 130"). FAS 130 requires all non-owner changes in equity that are excluded from net earnings under existing FASB standards be included as comprehensive income. The Corporation presently does not have any material transactions that directly affect equity other than those transactions with owners in their capacity as owners. Therefore, the provisions of FAS 130 did not materially affect net earnings or financial position.

         In April 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). The adoption of SOP 98-5 requires that all costs related to start-up activities, including organizational costs, be expensed as incurred effective January 1, 1999. The Corporation currently expenses all appropriate start-up costs; therefore, SOP 98-5 will not impact the Corporation's net earnings or financial position.

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), which is required to be adopted in years beginning after June 15, 1999. Because of the Corporation's minimal use of derivatives, if any, management does not anticipate that the adoption of FAS 133 will have a significant impact on net earnings or the financial position of the Corporation.

         Further, in March 1998, the AICPA issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). The Corporation adopted SOP 98-1 on January 1, 1999. SOP 98-1 requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Corporation expensed such costs as incurred for the year ended December 31, 1998. While the Corporation does not expect the impact of the adoption of SOP 98-1 to be material, it has not completed the determination of the impact of adoption.


NOTE B:  ACQUISITION OF REDLAND STONE PRODUCTS COMPANY

         As of December 4, 1998, Martin Marietta Materials purchased all of the outstanding common stock of Redland Stone Products Company ("Redland Stone") from an affiliate of Lafarge S.A. The operating results of the acquired business have been included with those of the Corporation since that date.

         The purchase price consisted of approximately $272 million in cash plus normal balance sheet liabilities, subject to certain post-closing adjustments relating to working capital, and approximately $8 million estimated for certain other assumed liabilities and transaction costs. The acquisition has been accounted for under the purchase method of accounting wherein the Corporation recognized approximately $165 million in costs in excess of net assets acquired after recording other purchase adjustments necessary to allocate the purchase price to the fair value of assets acquired and liabilities assumed. Goodwill is being amortized over a 30-year period. Management expects the preliminary purchase price allocation will be adjusted during the applicable period provided by Accounting Principles Bulletin No. 16, Business Combinations.

         For comparative purposes, the following unaudited pro forma summary financial information presents the historical results of operations of the Corporation and the Redland Stone business for the years ended December 31, 1998 and 1997. The financial information reflects pro forma adjustments as if the acquisition had been consummated as of the beginning of the periods presented. The pro forma financial information is based upon certain estimates and assumptions that management of the Corporation believes are reasonable in the circumstances. The unaudited pro forma information presented below is not necessarily indicative of what results of operations actually would have been if the acquisition had occurred on the date indicated. Moreover, they are not necessarily indicative of future results.

PRO FORMA INFORMATION (UNAUDITED)
years ended December 31
(add 000, except per share)             1998            1997
--------------------------------------------------------------
Net sales                           $1,185,278      $1,018,459
Net earnings                        $  113,113      $   94,690
Earnings per common
 share:
  Basic                             $     2.44      $     2.05
  Diluted                           $     2.42      $     2.05
--------------------------------------------------------------



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

NOTE C: ACCOUNTS RECEIVABLE
December 31
(add 000)                          1998             1997
----------------------------------------------------------
Customer receivables          $   172,372      $   145,773
Other current receivables           3,569            6,448
----------------------------------------------------------
                                  175,941          152,221
Less allowances                    (4,430)          (4,789)
----------------------------------------------------------
Total                         $   171,511      $   147,432
----------------------------------------------------------


NOTE D: INVENTORIES
December 31
(add 000)                          1998             1997
----------------------------------------------------------
Finished products             $   127,904      $   108,707
Products in process and
   raw materials                   12,342            7,886
Supplies and expendable
   parts                           25,307           23,161
----------------------------------------------------------
                                  165,553          139,754
Less allowances                    (8,449)          (7,171)
----------------------------------------------------------
Total                         $   157,104      $   132,583
----------------------------------------------------------


NOTE E: PROPERTY, PLANT AND EQUIPMENT, NET
December 31
(add 000)                          1998             1997
----------------------------------------------------------
Land and
   improvements               $   164,362      $    85,261
Mineral deposits                  150,684          125,128
Buildings                          63,205           56,116
Machinery and equipment         1,072,258          942,162
Construction in progress           52,003           34,010
----------------------------------------------------------
                                1,502,512        1,242,677
Less allowances for
   depreciation, depletion
   and amortization              (724,984)        (651,257)
----------------------------------------------------------
Total                         $   777,528      $   591,420
----------------------------------------------------------


NOTE F: LONG-TERM DEBT AND COMMERCIAL PAPER
December 31
(add 000)                          1998             1997
----------------------------------------------------------
6.9% Notes, due 2007          $   124,952      $   124,948
5.875% Notes, due 2008            198,980               --
7% Debentures, due 2025           124,204          124,195
Commercial Paper,
   interest rates ranging
   from 5.3% to 6.0%              165,000           60,000
Acquisition notes, interest
   rates ranging from 5%
   to 10%                           3,299            1,337
Other notes                         1,335            1,626
----------------------------------------------------------
Total                             617,770          312,106
Less current maturities           (15,657)          (1,431)
----------------------------------------------------------
Total                         $   602,113      $   310,675
----------------------------------------------------------

         The 5.875% Notes were offered and sold by the Corporation, through a private placement, in December 1998, at 99.5% of their principal amount of $200,000,000. The Corporation agreed to exchange the Notes for publicly registered notes. These Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. The effective interest rate on these securities is 6.03%. The Notes are not redeemable prior to their maturity on December 1, 2008.

         During August 1997, the Corporation offered and sold the 6.9% Notes at 99.7% of their principal amount of $125,000,000. The entire amount of these long-term fixed rate debt securities was registered under the Corporation's shelf registration statement on file with the Securities and Exchange Commission. These Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. The effective interest rate on these securities is 6.906%. The Notes are not redeemable prior to their maturity on August 15, 2007.

         The 7% Debentures were sold at 99.341% of their principal amount of $125,000,000 in December 1995. These Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. The effective interest rate is 7.053% and the Debentures are not redeemable prior to their maturity date of December 1, 2025.

         In 1997, the Corporation entered into a revolving credit agreement, syndicated with a group of domestic and foreign commercial banks, which provides for borrowings of up to $150,000,000 for general corporate purposes through January 2002 (the "Long-Term Credit Agreement"). Borrowings under this credit agreement are unsecured and bear interest, at the Corporation's option, at rates based upon: (i) the Euro-dollar rate (as defined on the basis of a LIBOR); (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Long-Term Credit Agreement contains restrictive covenants relating to leverage, requirements for limitations on encumbrances, and provisions that relate to certain changes in control. The Corporation is required to pay an annual loan commitment fee to the bank group.

         In addition, the Corporation has a revolving credit agreement with a group of commercial banks which provides for borrowings of up to an additional $300,000,000 for general corporate purposes through December 1999 (the "Short-Term Credit Agreement"). Borrowings under this short-term agreement are also



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

--------------------------------------------------------------------------------


unsecured and bear interest, at the Corporation's option, at rates based upon:
(i) the Eurodollar rate (as defined on the basis of a LIBOR); (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Short-Term Credit Agreement is subject to the same restrictive covenants as those contained in the above-referenced long-term revolving credit agreement. The Corporation is also required to pay a loan commitment fee to the bank group.

         No borrowings were outstanding under either of the revolving credit agreements at December 31, 1998. However, the Long-Term Credit Agreement and Short-Term Credit Agreement support commercial paper borrowings of $165,000,000 outstanding at December 31, 1998. Of this amount, $150,000,000 has been classified as long-term debt on the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year. The remaining $15,000,000 is classified as a current liability.

         Excluding commercial paper, the Corporation's long-term debt maturities for the five years following December 31, 1998, are: $657,000 in 1999; $579,000 in 2000; $595,000 in 2001; $933,000 in 2002; $317,000 in 2003; and $449,689,000
thereafter.

         Total interest paid was $23,677,000, $14,487,000 and $12,004,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

         Amounts reflected in acquisitions, net, in the statement of cash flows include assumed or incurred indebtedness of $3,373,000, $1,364,000 and $2,166,000 for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, the amount reflected in acquisitions, net, for 1998 and 1997 excludes the effect of the issuance of approximately 280,100 and 123,500 shares, respectively, of the Corporation's common stock.


NOTE G:  FINANCIAL INSTRUMENTS

         In addition to its long-term debt arrangements, the Corporation's financial instruments also include temporary cash investments, customer accounts and notes receivable, and commercial paper borrowings. Temporary investments are placed with creditworthy financial institutions, primarily in Euro-time deposits. The Corporation's cash equivalents principally have maturities of less than three months. Due to the short maturity of these investments, they are carried on the balance sheet at cost, which approximates market value. Customer receivables are due from a large number of customers that are dispersed across wide geographic and economic regions. At December 31, 1998 and 1997, the Corporation had no significant concentrations of credit risk.

         The carrying amounts reported in the Corporation's consolidated balance sheet for cash and cash equivalents approximate fair value due to the short maturity of these instruments. The estimated fair values of customer receivables and commercial paper borrowings approximate their carrying amounts. The estimated fair values of the Corporation's long-term debt instruments (excluding commercial paper borrowings) at December 31, 1998, aggregated approximately $461,140,000 compared with a carrying amount of $452,770,000 on the consolidated balance sheet. The fair values of long-term debt were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for similar issues, or on current rates offered to the Corporation for debt of the same remaining maturities.


NOTE H: INCOME TAXES

         The components of the Corporation's tax expense (benefit) on income are as follows:

years ended December 31
(add 000)                   1998           1997          1996
--------------------------------------------------------------
Federal income taxes:
   Current                $52,663        $40,916       $33,771
   Deferred                (4,486)         2,566          (416)
--------------------------------------------------------------
   Total federal
       income taxes        48,177         43,482        33,355
--------------------------------------------------------------
State income taxes:
   Current                 11,360          9,032         6,560
   Deferred                (1,008)           169           410
--------------------------------------------------------------
   Total state
       income taxes        10,352          9,201         6,970
--------------------------------------------------------------
   Total provision        $58,529        $52,683       $40,325
--------------------------------------------------------------



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

         The Corporation's effective income tax rate varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31      1998         1997         1996
-----------------------------------------------------------
Statutory tax rate           35.0%        35.0%        35.0%
Increase (reduction)
   resulting from:
Excess of tax over
   book depletion            (6.6)        (5.8)        (5.5)
State income taxes            3.9          4.0          3.8
Other items                   1.3          1.6          0.6
-----------------------------------------------------------
Effective tax rate           33.6%        34.8%        33.9%
-----------------------------------------------------------

         The principal components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

                                      Deferred
                                Assets (Liabilities)
(add 000)                      1998              1997
------------------------------------------------------
Property, plant and
   equipment                $(77,954)         $(61,465)
Employee benefits             15,159            21,559
Financial reserves             7,436             7,708
Other items, net              (1,286)             (937)
------------------------------------------------------
         Total              $(56,645)         $(33,135)
------------------------------------------------------

         Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation does not believe a valuation allowance is required at December 31, 1998 or 1997.

         The Corporation's total income tax payments were $59,466,000 and $54,181,000, respectively, during the years ended December 31, 1998 and 1997. Total income taxes paid by Lockheed Martin attributable to the Corporation were $29,229,000 for the year ended December 31, 1996 (see Note A).


NOTE I: RETIREMENT PLANS, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

         Effective January 1, 1998, the Corporation adopted the provisions of FAS 132 that revise disclosure requirements of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ("FAS 87"), Statement of Financial Accounting Standards No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. FAS 132 does not change the recognition or measurement of pension or postretirement benefit obligations or expenses, but standardizes disclosure requirements for pensions and other postretirement benefits, eliminates certain disclosures and requires some additional information.

         Defined Benefit Plans. The Corporation sponsors a number of noncontributory defined benefit retirement plans, covering substantially all employees. The assets of the Corporation's retirement plans are held in the Corporation's Master Retirement Trust and are invested principally in commingled funds. The underlying investments are invested in listed stocks and bonds and cash equivalents. Defined benefit plans for salaried employees provide benefits based on employees' years of service and average compensation for a specified period of time before retirement. Defined retirement plans for hourly employees generally provide benefits of stated amounts for specified periods of service.

         The Corporation's defined benefit pension plans comply with two principal standards: the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements, and FAS 87 and FAS 132, which establish rules for financial accounting and reporting. When any funded plan exceeds the full-funding limits of ERISA, no contribution is made to that plan. FAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.

         It is the Corporation's funding policy to stabilize annual contributions with assumptions selected on the basis of expected long-term trends. The net periodic benefit cost of defined benefit plans included the following components:



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

--------------------------------------------------------------------------------


years ended December 31
(add 000)                            1998           1997           1996
------------------------------------------------------------------------
Components of net periodic
   benefit cost:
   Service cost                   $  5,965        $ 5,039        $ 5,305
   Interest cost                     9,231          8,245          7,255
   Expected return
            on assets              (11,454)        (9,598)        (7,677)
   Amortization of:
       Prior service cost              512            537            480
       Actuarial gain                 (464)          (648)            (4)
       Transition asset               (331)          (360)          (403)
------------------------------------------------------------------------
Net periodic benefit
   cost                           $  3,459        $ 3,215        $ 4,956
------------------------------------------------------------------------

         Weighted-average assumptions used as of December 31 are as follows:

                                      1998           1997           1996
------------------------------------------------------------------------
Plan discount rates                   6.75%          7.25%          7.75%
Rates of increase in
   future compensation
   levels                             5.00%          5.50%          5.50%
Expected long-term
   rates of return on
   assets                             9.00%          9.00%          8.75%

         The following table sets forth the defined benefit plans' change in benefit obligations, change in plan assets, funded status and amounts recognized on the respective balance sheets as of:

years ended December 31
(add 000)                                 1998               1997
-------------------------------------------------------------------
Change in benefit obligations:
Net benefit obligation at
   beginning of year                   $ 125,973          $ 102,191
Service cost                               5,965              5,039
Interest cost                              9,231              8,245
Actuarial loss                             4,473              3,940
Acquisitions                               4,600             11,940
Gross benefits paid                       (6,133)            (5,382)
-------------------------------------------------------------------
Net benefit obligation at
   end of year                         $ 144,109          $ 125,973
-------------------------------------------------------------------


years ended December 31
(add 000)                                 1998               1997
-------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
   at beginning of year                $ 130,345          $ 108,270
Actual return on plan
   assets, net                            20,180             16,657
Acquisitions                               2,600              8,100
Employer contributions                       195              2,700
Gross benefits paid                       (6,133)            (5,382)
-------------------------------------------------------------------
Fair value of plan assets
   at end of year                      $ 147,187          $ 130,345
-------------------------------------------------------------------


December 31
(add 000)                                 1998               1997
-------------------------------------------------------------------
Funded status of the plan
   at end of year                      $   3,078          $   4,372
Unrecognized net
    actuarial gain                       (21,998)           (18,279)
Unrecognized prior
   service cost                            4,661              5,173
Unrecognized net
   transition asset                       (1,105)            (1,436)
-------------------------------------------------------------------
Accrued benefit cost                   $ (15,364)         $ (10,170)
-------------------------------------------------------------------


December 31
(add 000)                                 1998               1997
-------------------------------------------------------------------
Amounts recognized in the
  balance sheet consist of:
    Prepaid benefit cost               $     101          $      --
    Accrued benefit cost                 (15,465)           (10,170)
-------------------------------------------------------------------
Net amount recognized
  at end of year                       $ (15,364)         $ (10,170)
-------------------------------------------------------------------

         The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for a pension plan with accumulated benefit obligations in excess of plan assets were $3,124,000, $1,375,000 and $0, respectively, as of December 31, 1998, and $2,499,000, $1,025,000 and $0,
respectively, as of December 31, 1997.

         Postretirement Benefits. The Corporation provides other postretirement benefits including medical benefits for certain retirees and their spouses (and Medicare Part B reimbursement for certain retirees) and retiree life insurance. The net periodic benefit cost of postretirement plans included the following components:



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

years ended December 31
(add 000)                            1998             1997             1996
----------------------------------------------------------------------------
Components of net periodic
   benefit cost:
   Service cost                    $ 1,732          $ 1,360          $ 1,664
   Interest cost                     4,034            3,539            4,346
   Expected return
     on assets                        (121)            (246)            (375)
   Amortization of:
     Prior service cost                 25               36               70
     Actuarial (gain) loss             (85)            (372)             254
----------------------------------------------------------------------------
Net periodic benefit
   cost                            $ 5,585          $ 4,317          $ 5,959
----------------------------------------------------------------------------

         The postretirement health care plans' change in benefit obligations, change in plan assets, funded status and amounts recognized in the Corporation's consolidated balance sheets are as follows:

years ended December 31
(add 000)                               1998            1997
-------------------------------------------------------------
Change in benefit obligations:
Net benefit obligation at
   beginning of year                 $ 52,158        $ 58,890
Service cost                            1,732           1,360
Interest cost                           4,034           3,539
Plan participants'
   contributions                          164             150
Actuarial loss (gain)                   6,713         (10,976)
Acquisitions                               --           1,430
Gross benefits paid                    (2,420)         (2,235)
-------------------------------------------------------------
Net benefit obligation at
  end of year                        $ 62,381        $ 52,158
-------------------------------------------------------------


years ended December 31
(add 000)                               1998            1997
-------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
  at beginning of year               $  2,926        $  4,971
Actual return on plan
  assets, net                             (92)             40
Plan participants'
  contributions                           164             150
Gross benefits paid                    (2,420)         (2,235)
-------------------------------------------------------------
Fair value of plan assets
 at end of year                      $    578        $  2,926
-------------------------------------------------------------


December 31
(add 000)                               1998            1997
-------------------------------------------------------------
Funded status of the plan
  at end of year                     $(61,803)       $(49,232)
Unrecognized net
  actuarial loss (gain)                 2,270          (4,644)
Unrecognized prior
  service cost                            456             481
-------------------------------------------------------------
Accrued benefit cost                 $(59,077)       $(53,395)
-------------------------------------------------------------


December 31
(add 000)                               1998            1997
-------------------------------------------------------------
Amounts recognized in the
  balance sheet consist of:
    Accrued benefit cost             $(59,077)       $(53,395)
-------------------------------------------------------------
Net amount recognized
  at end of year                     $(59,077)       $(53,395)
-------------------------------------------------------------


         Weighted-average assumptions used as of December 31 are as follows:

                             1998     1997     1996
---------------------------------------------------
Discount rates               6.75%    7.25%    7.75%
Expected long-term
  rate of return on
  assets                     9.00%    9.00%    8.75%

         The assumed trend rate for health care inflation used in measuring the net periodic benefit cost and benefit obligation is 5.5% for 1998, declining to 4.5% in the year 2001 and remaining at that level thereafter. The assumed health care trend rate has a significant impact on the amounts reported. A one-percentage point change in the assumed health care trend rate would have the following effects at December 31, 1998:

                                    ONE-PERCENTAGE POINT
(add 000)                         INCREASE      (DECREASE)
----------------------------------------------------------
Total service and interest
  cost components                  $ 1,168       $ (1,111)
Postretirement
  benefit obligation               $ 9,462       $ (7,567)



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

--------------------------------------------------------------------------------



         Defined Contribution Plans. The Corporation maintains two defined contribution plans, that cover substantially all employees. These plans, intended to be qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation's salaried and hourly employees. Under certain provisions of these 401(k) plans, the Corporation, at established rates, matches employees' eligible contributions. The Corporation's matching obligations were $2,381,000 in 1998, $1,418,000 in 1997 and $1,336,000 in 1996. Effective January 1, 1998, salaried and certain hourly employees of the former American Aggregates business that was acquired by the Corporation during 1997 were eligible to participate in the Corporation's 401(k) plans. The employees of Redland Stone participate in a separate defined contribution plan established prior to the Corporation's acquisition. The Corporation will continue to support the existing plan in the near-term.

         Postemployment Benefits. The Corporation provides certain benefits to former or inactive employees after employment but before retirement, such as workers' compensation and disability benefits. The Corporation has accrued postemployment benefits of $1,734,000 at December 31, 1998 and 1997.


NOTE J: STOCK OPTIONS AND AWARD PLANS

         In 1994, the shareholders of the Corporation approved an Amended Omnibus Securities Award Plan ("Amended Omnibus Plan") that provided authorization for the Corporation to repurchase 2,000,000 shares of the Corporation's Common Stock for issuance under the Amended Omnibus Plan. On May 8, 1998, the repurchase authorization was decreased to approximately 1,007,000 shares, which represented the aggregate number of shares that were subject to grants made through May 8, 1998. The shareholders approved, on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (the "Plan"). In connection with the Plan the Corporation was authorized to repurchase up to 5,000,000 shares of the Corporation's Common Stock for issuance under the Plan.

         Under the Plan, employees of the Corporation may be granted stock-based incentive awards, including options to purchase common stock, restricted stock or other stock-based incentive awards. These awards may be granted either singly or in combination with other awards.

         Under the Plan, the Corporation grants options to employees to purchase its common stock at a price equal to the market value at the date of grant. These options become exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date. The Plan allows the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation. However, no such financing has been provided by the Corporation.

         Additionally, an incentive stock plan has been adopted under the Plan whereby certain participants may be awarded stock units that permit them to use up to 50% of their annual incentive compensation to acquire shares of the Corporation's common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the Plan at certain minimum levels. Stock unit awards, representing 22,905 shares for 1998, 28,029 shares for 1997 and 29,327 shares for 1996 of the Corporation's common stock, were awarded under the incentive stock plan. Under the awards outstanding, participants earn the right to acquire their respective shares at the discounted value generally at the end of a three-year period of additional employment from the date of award. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period.

         The Plan further provides that each non-employee director receives 1,500 non-qualified stock options annually. The Corporation grants the non-employee directors options to purchase its common stock at a price equal to the market value at the date of grant. These options become exercisable one year from the grant date assuming completion of the service year by the non-employee director and expire ten years from such date.



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

         A summary of the Corporation's stock-based plans' activity and related information follows:

                              NUMBER OF SHARES
                           -----------------------
                            AVAILABLE                   WEIGHTED-
                              FOR        AWARDS         AVERAGE
                             GRANT     OUTSTANDING   EXERCISE PRICE
-------------------------------------------------------------------
December 31, 1995          1,585,500     414,500         $20.93
Additions                         --          --             --
Granted                     (270,026)    270,026         $23.53
Exercised                         --          --             --
Terminated                     1,667      (1,667)        $20.00
-------------------------------------------------------------------
December 31, 1996          1,317,141     682,859         $21.96
Additions                         --          --             --
Granted                     (315,327)    315,327         $34.10
Exercised                         --     (10,030)        $21.33
Terminated                     2,334      (2,334)        $25.57
-------------------------------------------------------------------
December 31, 1997          1,004,148     985,822         $25.84
Additions                  5,000,000          --             --
Authorization
  Decrease                  (993,000)         --             --
Granted                     (360,779)    360,779         $46.31
Exercised                         --    (165,612)        $21.09
Terminated                     7,166      (7,166)        $30.17
-------------------------------------------------------------------
DECEMBER 31, 1998          4,657,535   1,173,823         $32.78
-------------------------------------------------------------------

         Approximately 519,000, 411,000 and 202,000 outstanding awards were exercisable at December 31, 1998, 1997 and 1996, respectively. Exercise prices for awards outstanding as of December 31, 1998, ranged from $20.00 to $48.75. The weighted-average remaining contractual life of those awards is 7.7 years. The weighted-average exercise price of outstanding exercisable awards at December 31, 1998, is $24.36.

         In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation's common stock to key senior employees based on certain performance criteria over a long-term period, as defined. Under the terms of this plan, 250,000 shares of common stock are reserved for grant. Stock units potentially representing 24,324 and 26,801 shares of the Corporation's common stock were granted under this plan in 1998 and 1997, respectively.

         Also, the Corporation adopted the Amended and Restated Common Stock Purchase Plan for Directors, which provides non-employee Directors the election to receive all or a portion of their total fees in the form of the Corporation's common stock. Under the terms of this plan, 50,000 shares of common stock are reserved for issuance. Currently, Directors are required to defer at least 30% of the retainer portion of their fees in the form of common stock. Directors elected to defer portions of their fees representing 6,328 and 6,725 shares of the Corporation's common stock under this plan during 1998 and 1997, respectively.

         In 1996, the Corporation adopted the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123"). In accordance with FAS 123, the Corporation has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for certain of its employee stock-based compensation plans.

         Pro forma information regarding net income and earnings per share is required by FAS 123, which also requires that the information be determined as if the Corporation had accounted for its employee stock options and other stock-based awards and grants subsequent to December 31, 1994, under the fair value method prescribed by FAS 123. The fair value for these stock-based plans was estimated as of the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions as of December 31:

                              1998          1997         1996
----------------------------------------------------------------
Risk-free interest rate        5.40%         6.40%         6.70%
Dividend yield                 1.80%         1.70%         2.10%
Volatility factor             17.90%        20.40%        20.90%
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

         For purposes of pro forma disclosure, the estimated fair value of the stock-based plans is amortized hypothetically over the vesting period of the related grant or award. The Corporation's pro forma information for the years ended December 31 is as follows:


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

-----------------------------------------------------------------------------






(add 000, except per share)        1998        1997        1996
------------------------------------------------------------------
Basic earnings per
   common share:
      Net earnings              $ 113,658    $ 97,557    $  78,174
      Earnings per share        $    2.45    $   2.12    $    1.70

Diluted earnings per
   common share:
      Net earnings              $ 113,343    $ 97,072    $  78,174
      Earnings per share        $    2.43    $   2.10    $    1.70


Note K: Leases

         Total rent expense for all operating leases was $23,460,000, $19,700,000 and $18,480,000 for the years ended December 31, 1998, 1997 and
1996, respectively. The Corporation's operating leases generally contain renewal and/or purchase options with varying terms. Total mineral royalties for all leased properties were $19,988,000, $17,750,000 and $14,270,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Future minimum rental and royalty commitments for all non-cancelable operating leases and royalty agreements as of December 31, 1998, are as follows:

(add 000)
-----------------------------------------------
1999                                   $  8,531
2000                                      6,667
2001                                      4,439
2002                                      3,518
2003 and thereafter                      33,897
-----------------------------------------------
   Total                               $ 57,052
===============================================

Note L: Shareholders' Equity

         The authorized capital structure of Martin Marietta Materials, Inc., includes 10,000,000 shares of preferred stock with par value of $0.01 a share, none of which is issued currently; however, 100,000 shares of Class A Preferred Stock have been reserved in connection with the Corporation's Shareholders' Rights Plan. In addition, the capital structure includes 100,000,000 shares of common stock, with a par value of $0.01 a share. As of December 31, 1998 and 1997, there were approximately 46,621,000 and 46,211,200 shares, respectively, of the Corporation's common stock issued and outstanding. Approximately 8,307,000 common shares have been reserved for issuance under benefit and stock-based incentive plans.

         In 1998, the Board of Directors authorized the repurchase of up to 5,000,000 shares of the Corporation's common stock for issuance under various stock-based compensation and common stock purchase plans. The Board of Directors also decreased the number of shares available under a previous authorization to approximately 1,007,000 shares (see Note J).

         Under the North Carolina Business Corporation Act, shares of common stock reacquired by a corporation constitute unissued shares. For financial reporting purposes, reacquired shares are recorded as reductions to issued common stock and to additional paid-in capital.

Note M: Commitments and Contingencies

         The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters (see Note A and Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 38 and 39), will have a material adverse effect on the results of the Corporation's operations or on its financial position.

         Environmental Matters. The Corporation was notified by the U.S. Environmental Protection Agency (the "EPA") that it is a potentially responsible party (a "PRP") with respect to environmental remediation at sites in Kansas City, Missouri, and Kansas City, Kansas. Meetings have been held between the EPA and several of the other named PRPs, and site assessments have begun to determine the required level of corrective action. Although a loss is considered probable, it is not possible at this time to reasonably estimate the amount of any obligation for remediation of the sites. The extent of environmental impact studies, allocation among the other named PRPs, remediation alternatives, and concurrence of the regulatory authorities have not yet advanced to the stage where such estimate of any loss to the Corporation can be made. However, management believes that any costs incurred by the Corporation associated with these sites would not have a material adverse effect on the Corporation's consolidated results of operations or on its consolidated financial position.

         Letters of Credit. The Corporation has entered into a standby letter of credit agreement relating to workers' compensation self-insurance requirements. At December 31, 1998, the Corporation had a contingent liability on this outstanding letter of credit of approximately $6,700,000.



          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------



         Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation") is the nation's second largest producer of construction aggregates and a leading producer of magnesia-based chemicals and refractories products used in a wide variety of industries. The discussion and analysis that follows reflects management's assessment of the financial condition and results of operations of Martin Marietta Materials, and should be read in conjunction with the audited consolidated financial statements on pages 12 through 26.

BUSINESS COMBINATIONS AND INVESTMENTS
         On December 4, 1998, the Corporation purchased all of the issued and outstanding capital stock of Redland Stone Products Company ("Redland Stone") from an affiliate of Lafarge S.A. The purchase consideration consisted of $272 million in cash plus normal balance sheet liabilities, subject to certain post-closing adjustments to working capital, and $8 million estimated for certain other assumed liabilities and transaction costs. The Corporation did not assume any long-term debt of Redland Stone in the acquisition. This acquisition has been accounted for under the purchase method of accounting, and the operating results of the Redland Stone business acquired are included with those of the Corporation from the December 4, 1998, acquisition date. The Corporation recognized $165 million in goodwill after recording purchase adjustments necessary to allocate the purchase price to the value of the underlying assets acquired and liabilities assumed based on their estimated fair values as of the closing date. Goodwill is being amortized over a 30-year period. Management expects that the preliminary purchase price allocation will be adjusted during the applicable period provided by Accounting Principles Bulletin No. 16, Business Combinations.

         The funds for the consummation of the Redland Stone acquisition were provided initially through $280 million in borrowings under the Corporation's United States commercial paper program. A portion of the commercial paper borrowings was repaid with the proceeds obtained from the private placement of 5.875% Notes due December 1, 2008, that were issued in the aggregate principal amount of $200 million. The Corporation agreed to exchange the notes for publicly registered notes. The $280 million borrowings remained outstanding at December 31, 1998. Additional information regarding this acquisition and the related financing is contained in Notes B and F to the audited consolidated financial statements on pages 18 and 19 through 20 and under "Business Environment" on pages 28 through 34 and "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 36 through 38.

         On October 31, 1998, the Corporation completed an initial 14% investment in the business of Meridian Aggregates Company ("Meridian"). The transaction provides the Corporation with a mechanism to purchase the remaining interests at a predetermined formula price within five years. The initial purchase has been accounted for as an investment. The Corporation's exercise of its option to purchase the remaining interests of Meridian is dependent, among other things, on the financial and economic condition of Meridian at the exercise date commencing in 2003. Further, the other investors in Meridian have an annual option to require the Corporation to purchase their interests beginning December 31, 2000, or earlier in the event of the death of an investor.

RESULTS OF OPERATIONS
         The Corporation's Aggregates division's business is characterized by a high level of dependence on construction-sector spending, and the Magnesia Specialties' product lines, particularly refractories and dolomitic lime products, are used principally within the steel industry. Therefore, the Corporation's operating results are highly dependent upon activity within the construction and steel-related marketplaces, both of which are subject to interest rate fluctuations and economic cycles within the public and private business sectors. Factors such as seasonal and other weather-related conditions also affect the Corporation's business production schedules and levels of profitability. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The following comparative analysis and discussion should be read in that context.

         The Corporation's 1998 net earnings of $115.6 million, or $2.48 per diluted share, represent an increase of 17% over 1997 net earnings of $98.5 million, or $2.13 per diluted share. The 1997 net earnings were 25% higher than 1996 net earnings of $78.6 million, or $1.71 per diluted share. The Corporation's consolidated net sales of $1.1 billion in 1998 represent an increase of $156.8 million, or 17%, over 1997 net sales of $900.9 million. The 1996


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

------------------------------------------------------------------------------

consolidated net sales were $721.9 million. Consolidated earnings from operations were $196.6 million in 1998 and $162.8 million in 1997, reflecting an increase of $33.8 million, or 21%, in 1998 and $42.1 million, or 35%, in 1997, both over the prior year. The Corporation's 1996 operating earnings were $120.7 million. The Corporation's financial results for 1998 include the operations of the Redland Stone business from the December 4, 1998, acquisition date.

         Other income and expenses, net, for the year ended December 31, 1998, was $1.3 million in income compared to income of $5.3 million and $8.4 million in 1997 and 1996, respectively. In addition to other offsetting amounts, other income and expenses, net, is typically comprised principally of interest income, gains and losses associated with the disposition of certain assets, costs associated with minority ownership, gains and losses related to certain accounts receivable, income from non-operating services and net equity earnings from nonconsolidated investments. In 1998, other income and expenses, net, also included costs associated with the initial commercialization of certain new technologies, with closing a manufacturing facility that mills and grinds shells into calcium carbonate products, and with certain due diligence for acquisitions not consummated.

         Interest expense for the year ended December 31, 1998, was $23.8 million. This represents an increase of $6.9 million, or 41%, in 1998 over 1997. Interest expense was $16.9 million in 1997, an increase of $6.8 million, or 67%, over 1996 interest expense of $10.1 million. The increased interest expense in 1998 results primarily from additional borrowings to finance the acquisition of Redland Stone coupled with the full-year impact of borrowings to finance the acquisition of American Aggregates Corporation ("American Aggregates"), which was consummated in May 1997. The interest expense increase from 1996 to 1997 resulted from the American Aggregates purchase.

         The Corporation's effective income tax rate for 1998 was 33.6%, compared with 34.8% in 1997 and 33.9% in 1996. The favorable variance in the effective income

                                    [CHART]

                             DESCRIPTION OF GRAPHIC
                        1998 AGGREGATES DIVISION MARKETS

                    48% Infrastructure
                     9% Chemical, Railroad Ballast & Other
                    17% Residential
                    26% Commercial

tax rates for these years, when compared to the federal corporate tax rate of 35%, is due to the effect of several offsetting factors. In this regard, the Corporation's effective tax rates for these years reflect the impact of differences in financial and tax accounting arising from the net permanent benefit associated with the depletion allowances for mineral reserves, amortization of certain goodwill balances, foreign operating earnings, and earnings from nonconsolidated investments. The acquisition of Redland Stone had no material impact on the Corporation's 1998 effective tax rate. However, management expects an increase in the 1999 effective tax rate resulting from the Redland Stone acquisition, arising principally from the amortization of non-deductible goodwill.

         The Corporation's debt-to-capitalization ratio increased from 36% at December 31, 1997, to 48% at December 31, 1998, with total debt, including commercial paper obligations, increasing from $312.1 million to $617.8 million, and shareholders' equity increasing from $561.8 million to $667.7 million. During 1998, the Corporation paid common stock dividends of $23.2 million, or $0.50 per common share. Additional information regarding the Corporation's debt and capital structure is contained in Note F to the audited consolidated financial statements on pages 19 and 20 and under "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 36 through 38.

BUSINESS ENVIRONMENT
         The Corporation's principal lines of business include Martin Marietta Aggregates, which primarily serves commercial customers in the construction aggregates-related markets, and Martin Marietta Magnesia Specialties, which manufactures and markets magnesia-based products principally for use in the steel industry. These businesses are strongly affected by activity within the construction and steel-related marketplaces, respectively, both of which represent industries that are cyclical in nature.

         The Aggregates division markets its products primarily to the construction industry, with approximately half of its shipments made to contractors


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries in connection with highway and other public infrastructure projects and the balance of its shipments made primarily to contractors in connection with commercial and residential construction projects. Accordingly, the Corporation's profitability is sensitive to national, regional, and local economic conditions, and particularly to cyclical swings in construction spending, which is affected by fluctuations in interest rates, demographic and population shifts, and to changes in the levels of infrastructure spending funding by the public sector. Due to the high level of fixed costs associated with aggregates production, the Corporation's operating leverage can be substantial.

         While construction spending in the public and private market sectors is affected by changes in economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are less interest rate sensitive than private-sector spending, and generally improved levels of funding have enabled highway and other infrastructure projects to register improvement over the past few years. Even considering the effect of favorable economic conditions on construction spending within the private sector during 1998, we believe public works projects consumed more than 50% of the total annual aggregates consumption in the United States. This has consistently been the trend in construction spending for each year since 1990. Additionally, since public sector-related shipments account for approximately 50% of the Corporation's 1998 aggregates shipments, the Aggregates division also enjoys the benefit of the high level of public-works construction projects. Accordingly, the Corporation's management believes the Corporation's exposure to fluctuations in commercial

                      [CHART] AGGREGATES DIVISION CAPACITY
                             (in millions of tons)
                                 1994      85.7
                                 1995     117.3
                                 1996     120.0
                                 1997     165.8
                                 1998     222.6

                   NOTE: 1998 capacity includes 25.0 million tons from the Meridian investment.


                        [CHART] UNITED STATES AGGREGATES
                       CONSUMPTION (in millions of tons)

                                    Crushed           Sand &
                                     Stone            Gravel
                                    -------           ------
                  1994               1,360               982
                  1995               1,389             1,003
                  1996               1,437             1,008
                  1997               1,565             1,046
                  1998               1,667             1,127

and residential, or private sector, construction spending is lessened somewhat by the division's broad mix of public sector-related shipments.

         Public-sector construction projects are funded through a combination of federal, state, and local sources. During the first half of 1998, as Congress worked through a successor bill to replace the six-year Intermodal Surface Transportation Efficiency Act ("ISTEA"), public-sector construction spending experienced a slight retrenchment. ISTEA expired on September 30, 1997, and was extended, with comparable funding levels, until May 1, 1998, to serve as the interim highway construction funding mechanism. However, due to the uncertainty surrounding successor financing for public-sector construction spending, many highways and other infrastructure construction projects were delayed.

         On May 22, 1998, Congress passed the Transportation Equity Act for the 21st Century ("TEA-21"), which replaced ISTEA. TEA-21 became law on June 9, 1998, and provides relatively few policy changes from ISTEA, thereby continuing to offer states leeway to shift funds from one mode of transportation to another (such as from highways to mass transit). However, the most significant change TEA-21 provides is in the amount of funding-$218 billion ($168 billion for highway construction and $50 billion for other programs) is authorized over the next six years, representing an approximately 40% increase over the ISTEA funding levels. TEA-21 increases funding for highway construction alone by 44%. Other changes resulting from TEA-21 include the minimum funding guarantee for the Highway Account of the Highway Trust Fund and the minimum percentage of funding guarantees for each state. The Highway Trust Fund, established in 1956, is the funding mechanism for


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

highway and mass transit construction and, before TEA-21, was funded by Congressional allocation of principally federal gasoline taxes. In recent years, a portion of federal gasoline tax revenues was used for general fund debt reduction at the federal level. TEA-21 changed the budget rules that apply to funding the Highway Trust Fund and now requires that 100% of the federal gasoline tax revenues go into this fund as a minimum funding guarantee. Although the Highway Trust Fund is guaranteed a minimum level of funding equal to the federal gasoline tax revenues collected, Congress must annually appropriate highway funding levels and could choose to fund at a level below the actual gasoline tax revenues. However, the transportation appropriation bill for fiscal 1999 reflects the guaranteed spending level authorized under TEA-21, up to $26.7 billion from $23.1 billion for the prior year.

         Further, TEA-21 includes a revised highway funding distribution formula that guarantees each state will receive a minimum percentage of highway funding equal to 90.5% of the state's share of total gasoline tax contributions. This change in funding partially adjusts for deficiencies under ISTEA funding allocations that favored states in the Northeast and West and left others, mostly in the South, paying more money into the Highway Trust Fund than they received. Many states in the South are expected to experience an increase in funding in excess of the 44% national average as a result of the revised highway funding distribution formula. Highway construction spending is expected to increase further as state departments of transportation match the federal funds received under TEA-21.

         The Corporation's six largest production states are expected to experience a 55% increase in six-year annual public-works construction funding as compared with the prior bill. Management expects that the ultimate level of spending for public-works construction projects will increase in 1999 as a result of TEA-21.

         Management further expects that the impact on operations

                        [CHART] TEA-21 Funding Increases
                         Six Largest Production States

                                 NC         55%
                                 OH         37%
                                 IA         43%
                                 GA         70%
                                 TX         61%
                                 IN         52%
                                 Wtd. Avg.  55%

should be positive during 1999, primarily in the second half of the year, and on into 2000. The Corporation's ability to benefit fully from the expected increase in public-works construction projects may be limited by its near-term capability to meet anticipated demand.

         Because of the Aggregates division's operations in the southeastern, southwestern, midwestern and central regions of the nation, the division's - and consequently, the Corporation's - operating performance and financial results depend on the strength of these specific regional economies. In recent years, the general economic growth in these regions of the United States, and particularly in the Southeast, has been strong, and the Corporation's management expects the trend to continue. However, if federal appropriation levels are reduced, if a reduction occurs in state and local spending or if the specific regional economies decline, the Aggregates division could be adversely affected.

         Some financial and economic analysts expect the general economy will experience an economic slowdown during 1999 for a variety of reasons including: an overdue recession based on historical trends; a tightening of the United States' labor market; and problems in many foreign economies. However, inflation continues to be negligible, which provides the Federal Reserve with the flexibility to adjust monetary policy and sustain the economic growth curve. As a result, some economists expect the U.S. economy to grow in 1999, but at a slower rate. In contrast to the slowdown in the general economy, many aggregates industry analysts believe the construction industry will continue to benefit from enhanced public-works construction funding, lower interest rates and supportive demographics. However, within the construction industry, the anticipated increases in public works construction could be offset by potential decreases, somewhat mitigated by low interest rates, in the residential and commercial construction markets. Public-works construction shipments comprise approximately 50% of


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries the Aggregates division's shipments. Therefore, management expects that increased federal and state funding related to TEA-21 will drive growth in 1999 and offset expected declines in the division's residential and commercial construction shipments.

         Currently, while management believes the construction industry's overall consumption levels and the Corporation's production and shipments will grow moderately in 1999, there is no assurance that these levels will be achieved and will continue. Over the longer term, the Aggregates division's business and financial results will continue to follow national, regional and local, general economic, construction and industry trends.

         While the aggregates business is cyclical in nature, another characteristic of the business involves the significant impact of seasonal changes and other weather-related conditions on business production schedules. Consequently, the Aggregates division's production and shipment levels coincide with general construction activity levels, most of which occur in the division's markets typically during the spring, summer and fall seasons. Principally as a result of the expansion into the Indiana, Illinois and Ohio area, the division's operations have a higher level of exposure to weather-related risk during the winter months. The division's operations that are concentrated principally in the north central region of the Midwest generally experience more severe winter weather conditions than the division's operations in the Southeast. Expansion into Texas through the Redland Stone acquisition may mitigate some of the Corporation's winter weather operating exposure.

         The Corporation's management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. The Corporation's Board of Directors and management continue to review and monitor the Corporation's strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, building market share in the Corporation's core businesses, and pursuing new technological opportunities that are related to the Corporation's existing markets.

                    [CHART] RAW STEEL PRODUCTION AND IMPORTS
                          (in millions of short tons)

                           North American
                             Production      Imports
                           --------------    -------
1994                            127.1          32.7
1995                            134.1          27.2
1996                            136.0          32.1
1997                            138.2          34.4
1998 est.                       134.2          42.2

         During 1998, the Corporation expanded its market opportunities by consummating transactions for the acquisition of Redland Stone, along with the acquisition of nine additional smaller aggregates operations. Further, the Corporation either opened, or began the process of opening, 11 quarry site locations - known as greensiting - in the Southeast and Midwest during 1997 and 1998. The Corporation also completed an initial investment in Meridian with an option to purchase the remaining investment interests in five years. The other investors in Meridian have the option to require the Corporation to purchase their remaining interests annually beginning December 31, 2000.

         The Corporation's aggregates reserves are sufficient to permit production at present levels for the foreseeable future. The strategic expansion completed in 1998, including the Meridian investment, added 3.0 billion tons of reserves. Based on 1998 shipments adjusted for the Redland acquisition and the Meridian investment, the Corporation's aggregates reserves exceed 50 years of production activity.

         Through its Magnesia Specialties division, the Corporation also manufactures and markets magnesia-based products, including heat-resistant refractories products for the steel industry and magnesia-based chemicals products for industrial, agricultural and environmental uses, including wastewater treatment and acid neutralization. The Magnesia Specialties division's products, particularly refractories products and dolomitic lime, which are used within the steel industry, currently account for approximately 71% of the division's net sales. Accordingly, the division's profitability highly depends on the production of steel and the related marketplace, and a significant portion of the division's product pricing structure is affected by current business economic trends within the steel industry. Further, due to the high level of fixed costs associated with its products' production, the Corporation's operating leverage can be substantial.

         In 1998, global industry conditions negatively impacted the division's major product areas. Economic uncertainties in Asia resulted in a high level of imports from Asian steelmakers. The increased Asian


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

imports negatively impacted domestic and worldwide levels of steel production and prices and, consequently, had a negative impact on the division's lime and refractories products areas.

         In spite of problems with the Asian economy, the division's refractories and lime products, which are sold primarily to the steel industry, experienced a strong first half of the year. But the devaluation of the Russian currency, coupled with economic instability in Brazil, resulted in an influx of imports from these countries atop already increased steel imports from Asia. Heavy importing forced steelmakers, without success, to pressure the United States government to invoke fair trade practices against dumping of steel. However, production had already slowed dramatically, along with demand for the division's refractories and lime products. In addition, the division continued to experience competitive pricing pressures. Further, the division experienced receivables losses from bankruptcies in the steel-related marketplace during 1998. The division, as a result of domestic and foreign competitive pressure and industry consolidation in the refractory brick market, lost two major periclase customers.

         Economic uncertainty in Asia also continued to slow sales of the division's industrial-chemicals products in that part of the world. Despite yielding to pricing concessions, as the year progressed, the division lost more chemicals sales to Pacific Rim suppliers that were selling products at prices too low for the division to be competitive. The intensified pressure also affected the division's chemicals sales in the United States and Europe, as its chemicals customers were unable to export their finished goods into Asia.

         Management expects competitive pressure within its steel-related product areas to continue throughout 1999 and net sales and earnings from operations of the Magnesia Specialties division are expected to continue to decline in 1999. The union contract for the division's employees at its major operating facility in Manistee, Michigan, expires in August 1999. During the 1995 labor negotiations, the division experienced a labor strike that adversely affected its earnings.

         Approximately 15% of the Magnesia Specialties division's products are sold in foreign jurisdictions with no single country accounting for 10% or more of the division's sales. While the division's products are manufactured and sold principally in the United States, the division also markets its products in the Canadian, Mexican, European (principally England and Germany) and Pacific Rim (primarily Korea) markets. As a result of these foreign market sales, the division's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the division distributes its products. In addition, as of January 1, 1999, most of the European Union member states began conversion to a common European currency, the Eurodollar, whose monetary policy will be exercised by the new European Central Bank. To mitigate the short-term effect of changes in currency exchange rates and the Eurodollar conversion on the division's operations, the division uses the U.S. dollar as the functional currency in substantially all foreign transactions. Therefore, it is not expected that the conversion of the European monetary markets to a common currency will impact the division. However, adverse general economic conditions within a foreign market where the Magnesia Specialties division conducts business could have a negative impact on the division's results of operations, as discussed above. The division does not have a significant presence in the Southeast Asian markets.

         To mitigate its exposure to market dependence on the steel industry, the division's management has taken steps to emphasize new product development and concentrate on additional products for use in environmental, agricultural and other industrial applications and to transition its existing products toward higher margin specialty applications.

         The Corporation continued research and development activities during 1998 in several new technological product areas in related product markets. Composite materials have been used for bridge deck installation and replacement, and research is continuing in a variety of other construction-related uses. Both ECO-MIN(R), a patented soil remineralization product, and SC27(TM), a microbial soil enhancer, used to enhance plant growth, along with a laser-measuring device for use in measuring refractory thickness in steel production furnaces, reached commercialization in 1998. Management expects limited sales from these technologies in 1999, but does not expect to generate profits until beyond 2000. However, there can be no assurance that any of the technologies will become profitable. Commercialization of microwave technology used for cleaning ready mixed concrete equipment has been deferred for the near future as research and development continues. The Corporation will continue to pursue opportunities that provide proprietary


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries technology in high growth rate markets that it understands, that require limited research and development with minimal capital investment relative to revenue and profit generation potential, and that have the potential to provide above average returns while minimizing risk.

         The impact of inflation on the Corporation's businesses has become less significant with the benefit of lower inflation rates in recent years. When the Corporation incurs higher costs to replace productive facilities and equipment, increased capacity and productivity, increased selling prices and various other offsetting factors generally counterbalance increased depreciation costs.

         The past practice of computer programs being written using two digits rather than four to define the applicable year has resulted in the "Year 2000 Issue." Any of the Corporation's computer programs or hardware that has date sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations or a temporary inability to engage in normal business activities. In response to this issue, the Corporation developed, in late 1997, a Year 2000 Task Force ("Task Force") whose project scope included the assessment and ongoing monitoring of all information technology computer hardware and software and non-information technology equipment affected by the Year 2000 Issue. The Task Force is granted the authority and resources to address the Year 2000 Issue and receives supervisory support, as needed, from a Steering Committee made up of key executive management personnel representing all areas of the Corporation. The Corporation's plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing and implementation. To date, the Task Force has completed its assessment of all systems that could be significantly affected by the Year 2000 Issue, remediated, tested and implemented as Year 2000 compliant its processes that are critical to ongoing operations and begun remediation of the information technology for non-critical processes.

         The Corporation's information technology infrastructure consists primarily of internally developed software, some unique to the Aggregates or Magnesia Specialties divisions, running in a mainframe environment. The Corporation also has a network of personal computers, through both wide area and local area networks. A Year 2000 environment has been installed on the Corporation's mainframe operating system for testing. The wide area and local area networks of personal computers and related software are substantially Year 2000 compliant.

         The Corporation's information technology mainframe software applications that support its critical processes have been remediated, tested and determined to be Year 2000 compliant. However, although the Corporation has renovated and tested its critical processes computer software in its Year 2000 testing environment, the ultimate effectiveness of the information technology will be unknown until January 1, 2000, and there is no assurance that there will not be a material adverse effect. After completion of the Year 2000 compliance of critical processes, the Corporation shifted its focus to begin remediation and testing of its legacy accounting and reporting information technology software, which is scheduled to be Year 2000 compliant by June 30, 1999.

         Redland Stone's information technology computer hardware and software are not Year 2000 compliant. The Corporation's assessment of both critical and non-critical information and non-information technologies is ongoing. While initial remediation of some technologies has begun, management expects that remediation and testing will be complete and that critical and non-critical information and non-information systems will be Year 2000 compliant by September 30, 1999.

         The Corporation has no significant single supplier, vendor or customer ("external agents") that is critical to its ongoing operations; however, it is currently querying major external agents regarding their Year 2000 compliance. The Corporation expects to complete this review by early in the second quarter of 1999. To date, the Corporation is not aware of any external agent with a Year 2000 Issue that would materially impact the Corporation's results of operations, liquidity or capital resources. However, the Corporation has no means of ensuring that external agents will be Year 2000 ready. The inability of external agents - principally financial institutions, insurance companies, energy suppliers, state governments (as payor to many of the Corporation's customers) and other third party employee benefit related providers - to complete their Year 2000 resolution process in a timely manner could materially impact the Corporation. The effect of non-compliance by external agents is not determinable.


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------



         The Corporation has and will continue to use both internal and external resources to renovate, test and implement the software and operating equipment for Year 2000 modifications. The total costs of the Year 2000 project are estimated to be approximately $4.1 million, including $500,000 in estimated costs for Redland Stone. The Corporation spent approximately $2.6 million in 1998 related to all phases of the Year 2000 project, with funding coming from operating cash flows. The remaining Year 2000 project costs will be incurred in 1999. The results of ongoing remediation and testing, however, could result in additional costs to the Corporation.

         Management of the Corporation believes it has an effective program in place to resolve the impact of the Year 2000 Issue in a timely manner and does not expect the Year 2000 Issue to have a material adverse effect on the Corporation. But, as noted above, the Corporation has not yet completed the conversion of all information technologies identified in its Year 2000 program. If the Corporation does not complete any additional Year 2000 work, the Corporation might be unable to effectively account for or report its financial position and results of operations using its current information technology. In addition, the ultimate effectiveness of the remediated information technology will be unknown until January 1, 2000, and there is no assurance that there will not be a material adverse effect. Further, disruptions in the economy generally resulting from Year 2000 Issues could have a material adverse effect on the Corporation. The amount of the potential liability and lost revenue, if any, resulting from these risks cannot be reasonably estimated at this time.

         The Corporation currently has no formal contingency plans in place if it does not complete all phases of the Year 2000 program. However, the progress of the Year 2000 program is being closely monitored, and additional measures will be taken as risks are identified. The Corporation plans to evaluate the status of completion in the first half of 1999 and determine whether such a plan is necessary.

DISCUSSION OF BUSINESS SEGMENTS
         The Corporation conducts its operations through two reportable business segments: Aggregates and Magnesia Specialties. The Aggregates division is the second largest producer of construction aggregates in the United States. The Corporation's sales and earnings are predominantly derived from its aggregates segment which processes and sells granite, sandstone, limestone and other aggregates products for use primarily by commercial customers. The division's products are used principally in domestic construction of highways and other infrastructure projects and for commercial and residential buildings. The Corporation's Magnesia Specialties division produces refractory materials and dolomitic lime used in domestic and foreign basic steel production and produces chemicals products used in domestic and foreign industrial, agricultural and environmental applications. The magnesia-based products segment derives a major portion of its sales and earnings from the products used in the steel industry.

         The Corporation's evaluation of performance and allocation of resources is based primarily on earnings from operations. Earnings from operations is total revenue less operating expenses (excluding interest expense and other income (expense)), selling, general and administrative expenses, and research and development expenses. The accounting policies of the reportable segments are the same as those described in Note A to the audited consolidated financial statements on pages 16 through 18. Assets employed by segment include assets directly identified with those operations. Corporate headquarters assets consist primarily of cash and cash equivalents and property, plant and equipment for corporate operations. Substantially all debt, and the related interest expense, is recorded at corporate headquarters. For years prior to 1997, the Corporation's cash and cash equivalents were included with affiliates receivable or with other current receivables for financial reporting purposes. Property additions include property, plant and equipment that have been purchased through acquisitions in the amount of $154,445,000 in 1998, $174,339,000 in 1997 and $1,880,000 in 1996.

         The following tables display selected financial data for the Corporation's reportable business segments for each of the three years in the period ended December 31, 1998.


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT years ended December 31
(add 000)

NET SALES


                                                      1998            1997           1996
-------------------------------------------------------------------------------------------
Aggregates                                        $   920,767     $   760,702     $ 591,268
Magnesia Specialties                                  136,924         140,161       130,679
-------------------------------------------------------------------------------------------
Total                                             $ 1,057,691     $   900,863     $ 721,947
-------------------------------------------------------------------------------------------

GROSS PROFIT

                                                      1998            1997           1996
-------------------------------------------------------------------------------------------
Aggregates                                        $   249,516     $   202,197     $ 152,179
Magnesia Specialties                                   32,132          33,072        30,331
-------------------------------------------------------------------------------------------
Total                                             $   281,648     $   235,269     $ 182,510
-------------------------------------------------------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                      1998            1997           1996
-------------------------------------------------------------------------------------------
Aggregates                                        $    64,106     $    52,062     $  42,788
Magnesia Specialties                                   17,935          17,031        17,149
-------------------------------------------------------------------------------------------
Total                                             $    82,041     $    69,093     $  59,937
-------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS

                                                      1998            1997           1996
-------------------------------------------------------------------------------------------
Aggregates                                        $   184,648     $   148,944     $ 109,391
Magnesia Specialties                                   11,906          13,826        11,285
-------------------------------------------------------------------------------------------
Total                                             $   196,554     $   162,770     $ 120,676
-------------------------------------------------------------------------------------------

ASSETS EMPLOYED

                                                      1998            1997           1996
-------------------------------------------------------------------------------------------
Aggregates                                        $ 1,423,031     $   959,883     $ 616,268
Magnesia Specialties                                  117,549         115,682       122,365
Corporate headquarters                                 48,009          30,148        30,285
-------------------------------------------------------------------------------------------
Total                                             $ 1,588,589     $ 1,105,713     $ 768,918
-------------------------------------------------------------------------------------------

DEPRECIATION, DEPLETION AND AMORTIZATION

                                                      1998            1997           1996
-------------------------------------------------------------------------------------------
Aggregates                                        $    89,487     $    70,552     $  52,650
Magnesia Specialties                                    8,738           8,716         8,342
Corporate headquarters                                    540             452           218
-------------------------------------------------------------------------------------------
Total                                             $    98,765     $    79,720     $  61,210
-------------------------------------------------------------------------------------------

PROPERTY ADDITIONS

                                                      1998            1997           1996
-------------------------------------------------------------------------------------------
Aggregates                                        $   260,112     $   248,215     $  66,977
Magnesia Specialties                                    6,874          11,072         9,503
Corporate headquarters                                 11,385           1,492         4,903
-------------------------------------------------------------------------------------------
Total                                             $   278,371     $   260,779     $  81,383
-------------------------------------------------------------------------------------------

         Aggregates. The Aggregates division's sales increased 21% to $920.8 million for the year ended December 31, 1998, compared with the prior year's sales. This increase in sales reflects a 20.4 million-ton increase in total aggregates tons shipped during 1998 to 149.5 million tons. Acquisitions, including Redland Stone from December 4, 1998 and a full year of American Aggregates operations in 1998, versus only seven months in 1997, contributed
17.4 million-tons of shipments in 1998. Further, the heritage aggregates operations, which exclude acquisitions that have not been included in the prior year operations for a full year, generated an additional 3.0 million-tons of shipments in 1998. As a result of the Corporation's 1998 strategic growth activities, including greensiting - the opening of new quarry sites - and acquisitions, the division's aggregates production capacity increased approximately 34%, including Meridian, during the year ended December 31, 1998. The division's heritage operations experienced improvements during 1998 of approximately 5% in its average net selling price, while the division's overall average net selling price increased approximately 3% when compared with prior year's prices. As in 1997, the pricing structure in the operations acquired reflects lower overall net average selling prices, principally because of differences in product group, production costs, demand and competitive conditions, when compared with product sales from the Corporation's heritage operations.

         The division's operating earnings for the full year 1998 increased 24% to $184.6 million from the prior year's earnings from operations of $148.9 million. The division's operating profits during the year reflected continued record volume, price increases at heritage locations, and growth from recent acquisitions.

         For the year ended December 31, 1997, the Aggregates division had net sales of $760.7 million, which were $169.4 million, or 29% higher than the year-earlier net sales of $591.3 million. This improvement reflects a 27.9 million-ton increase in total tons shipped during 1997 to 129.1 million-tons and reflects an increase of approximately 1% in the division's average net selling price, when compared with the prior year's. Earnings from operations in the year were $148.9 million, an increase of 36% over the division's operating earnings for 1996. The division's 1997 operating profits reflect an approximately 4% increase in prices and certain operating performance improvements both in its heritage operations, as well as synergies achieved in the


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

--------------------------------------------------------------------------------

acquired businesses, which were offset somewhat by costs associated with higher levels of greensiting activities during the year. Operating results in 1996 were somewhat depressed from the effects of Hurricane Fran, which hit the southeastern region of the country, and the extreme winter weather conditions that existed throughout the country during the first quarter of 1996.

         Magnesia Specialties. For the year ended December 31, 1998, the Magnesia Specialties division had sales of $136.9 million, a decrease of $3.2 million, or 2%, from 1997 sales of $140.2 million. The division's earnings from operations for 1998 of $11.9 million were down $1.9 million, or 14%, when compared to 1997 earnings from operations of $13.8 million. Strong production in 1998, resulting in inventory build-up, favorably impacted operating earnings. The division's operating earnings in 1999 will be negatively impacted as the production rate is slowed to allow the sale of inventory. During 1998, the division's sales to the steel industry accounted for 71% of the division's total net sales, compared with 73% in the prior year. Magnesia Specialties experienced softening in its refractories and dolomitic lime products as a direct result of decreased steel production from United States mills. While U.S. steel demand remains strong, foreign imports, principally from Japan, Korea, Russia and Brazil, are currently supplying a substantially increased percentage of U.S. demand. Also, worldwide competition in the periclase and industrial-chemicals products areas continues to intensify. Management expects these market trends to continue and expects the Magnesia Specialties division's product sales and earnings to continue to decline in 1999. The division's 1998 operating earnings were also negatively impacted by the operating losses of a calcium carbonate grinding facility that was closed at the end of the year.

         The Magnesia Specialties division's 1997 net sales of $140.2 million were 7% above the prior year's. Shipment levels of all the division's product lines increased in 1997 and the division experienced some modest pricing improvements, when compared with the year-earlier period. The division's operating earnings for 1997 of $13.8 million were 23% over the 1996 operating earnings.

                    [CHART CONSOLIDATED OPERATING CASH FLOW]
                                 (in millions)

                                1994     $ 79.5
                                1995     $128.6
                                1996     $134.9
                                1997     $195.6
                                1998     $222.6

LIQUIDITY AND CASH FLOWS
         A primary source of the Corporation's liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was $222.6 million in 1998 as compared to $195.6 million in 1997 and $134.9 million in 1996. These positive cash flows were derived substantially from net earnings before deduction of certain non-cash charges for depreciation, depletion and amortization of its properties and intangible assets, as well as changes in operating assets and liabilities. Working capital increases for 1998 included in the above-referenced changes in operating assets and liabilities were due primarily to an increase in the Magnesia Specialties division's inventory, as a result of strong production in 1998 coupled with reduced demand in certain product areas, and a decrease in trade accounts payable balances, partially offset by a decrease in accounts receivable balances resulting from accelerated cash collections. The 1997 working capital increases included in changes in operating assets and liabilities reflect increases in accounts receivable balances resulting from increased sales volume activity, offset by increased trade accounts payable balances and reduction of inventory balances on hand at the end of the year.

         Net cash used for investing activities was $505.8 million in 1998, an increase of $172.5 million over $333.4 million reported in 1997. Of that amount, the Corporation used $347.9 million to finance the purchase of Redland Stone and nine other acquisitions compared with $279.1 million in 1997 that included the acquisition of American Aggregates and $3.7 million in 1996. Other investing activities in 1998 principally include the Corporation's initial investment in Meridian. Additions to property, plant and equipment, excluding acquisitions, of $123.9 million were 43% higher in 1998 compared with 1997, primarily as a result of the impact of American Aggregates, which was acquired in May 1997, and capacity expansion projects. Comparable full-year capital expenditures were $86.4 million in 1997 and $79.5 million in 1996. The Corporation's acquisition and capital expenditures reflect planned strategic


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries growth and capital spending activities that are consistent with management's strategy for investment and expansion within the consolidating aggregates industry. Through January 1997, the Corporation's cash and cash equivalents balances were invested under a cash management agreement with its former parent, Lockheed Martin (see Note A to the audited consolidated financial statements on pages 16 and 17). Consequently, changes in these balances were reflected as cash provided by investing activities in the statements of cash flows for 1997 and 1996 as presented. During the years ended December 31, 1997 and 1996, the Corporation reduced the balance of cash and cash equivalents invested with Lockheed Martin by $23.8 million and $63.6 million, respectively.

         Approximately $279.2 million of cash was provided by financing activities during 1998, compared with $160.7 million of cash provided by financing activities in 1997 and $124.9 million of cash used for financing activities in 1996. Cash was provided to the Corporation from $302.3 million of net indebtedness incurred in 1998 principally in connection with the acquisition of Redland Stone, which was financed initially through the issuance of United States commercial paper. The Corporation subsequently issued $200 million of long-term debt securities, the net proceeds of which were used to reduce the amount of commercial paper outstanding. Excluding commercial paper obligations, $0.7 million of long-term debt will mature in 1999.

         During 1997, the Corporation paid net cash consideration of $242 million for the acquisition of all of the outstanding common stock of American Aggregates. The sources of funds for this acquisition were a combination of borrowings under revolving credit facilities and the issuance of commercial paper. The Corporation subsequently issued $125 million of long-term debt securities, the net proceeds of which were used to repay amounts outstanding under the revolving credit agreements and to reduce the amount of commercial paper outstanding. In 1996, the Corporation repaid from working capital, including cash invested under its cash management agreement, and funds borrowed under its credit agreement, both of which were agreements with Lockheed Martin, the $100 million aggregate principal amount of indebtedness assumed at the time of the Corporation's incorporation in 1993. Both of these agreements with Lockheed Martin were terminated, by their terms, in January 1997.

         In 1998, the Board of Directors approved total cash dividends on the Corporation's common stock at $0.50 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.12 a share in the first and second quarter and at a rate of $0.13 a share in the third and fourth quarter.

         Under a 1994 authorization from the Corporation's Board of Directors, the Corporation was authorized to repurchase up to 2,000,000 shares of its common stock for use in the Corporation's Amended Omnibus Securities Award Plan. This authorization was subsequently decreased to allow for the repurchase of approximately 1,007,000 shares that represented the aggregate number of shares that were subject to grants made through May 8, 1998. The shareholders of the Corporation approved on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (the "Plan"). In connection with the Plan, the Corporation was authorized to repurchase up to 5,000,000 shares of the Corporation's Common Stock for issuance under the Plan.

         On August 20, 1998, the Board of Directors rescinded the general corporate purposes repurchase authorization, which was originally authorized in 1994, for the repurchase of 500,000 shares of Common Stock.

CAPITAL STRUCTURE AND RESOURCES
         Long-term debt, including current maturities of long-term debt and commercial paper, increased to $617.8 million at the end of 1998 from approximately $312.1 million at the end of 1997. Total debt represented approximately 48% of total capitalization at December 31, 1998, compared with 36% at December 31, 1997. The Corporation's debt is in the form of publicly issued, long-term fixed-rate notes and debentures and United States commercial paper (see Note F to the audited consolidated financial statements on pages 19 and 20). Shareholders' equity grew to approximately $667.7 million at December 31, 1998, from $561.8 million a year ago.

         In connection with the initial financing of the Redland Stone acquisition in December 1998, the Corporation increased its revolving credit facilities, which are syndicated through a group of commercial domestic and foreign banks, and amended its United States commercial paper program, to increase available funds from $300 to $450 million. The credit facilities consist of a five-year unsecured revolving credit agreement in the amount of $150 million (the "Long-Term Credit Agreement") which expires in January


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
______________________________________________________________________________


2002, and a 364-day unsecured revolving credit agreement in the amount of $300 million (the "Short-Term Credit Agreement") which expires in December 1999 (see Note F to the audited consolidated financial statements on pages 19 and 20).

         No borrowings were outstanding under either of the revolving credit agreements at December 31, 1998. However, the Long-Term and Short-Term Credit Agreements support commercial paper borrowings of $165 million outstanding at December 31, 1998, of which $150 million has been classified as long-term debt on the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year. The remaining outstanding commercial paper of $15 million has been classified as a current liability on the Corporation's consolidated balance sheet.

         Prior to January 1997, the Corporation's funds were invested with its former parent, Lockheed Martin Corporation, under the terms of a cash management agreement. At December 31, 1996, approximately $23.8 million of the Corporation's funds were invested under the terms of this agreement. Upon termination of this cash management agreement on January 31, 1997, all funds held by Lockheed Martin were transferred to the Corporation and invested under the terms of its own cash management arrangements with third party commercial banks.

         As discussed earlier, the Corporation's operations are highly dependent upon the interest-rate sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates (see "Business Environment" on pages 28 through 34). Aside from these inherent risks from within its operations, the Corporation's earnings are affected also by changes in short-term interest rates as a result of its outstanding commercial paper obligations and temporary cash investments, including overnight investments in Eurodollars. In this regard, the European Union member states' conversion to the Eurodollar may create technical challenges to adapt information technology and may affect market risk with respect to these financial instruments. However, management believes that the Corporation's exposure to short-term interest rate market risk, as it relates to outstanding commercial paper obligations and temporary cash investments, is not material.

         The Corporation has entered into a standby letter of credit agreement relating to workers' compensation self-insurance requirements. At December 31, 1998, the Corporation had a contingent liability on this outstanding letter of credit of approximately $6.7 million.

         The 5.875% Notes, with an effective rate of 6.03%, that were issued in December 1998, through private placement in connection with the acquisition of Redland Stone, were subsequently registered with the Securities and Exchange Commission (the "Commission") in February 1999. The registration provided the initial purchasers in the private placement offering the opportunity to exchange their outstanding notes for registered notes with substantially identical terms.

         With respect to the Corporation's ability to further access the public market, it has an effective shelf registration statement on file with the Commission for the offering of up to $50 million of debt securities, which may be issued, from time to time. Presently, the Board has granted management the authority to file a universal shelf registration statement with the Commission for up to $500 million in issuance of either debt or equity securities. However, management has not determined the timing when, or the amount for which, it may file such shelf registration. The Corporation's ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions.

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

         The Corporation's senior unsecured debt has been rated "A" by Standard & Poor's and "A3" by Moody's. The Corporation's $450 million commercial paper obligations are rated "A-1" by Standard & Poor's, "P-2" by Moody's and "F-1" by Fitch IBCA, Inc. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.

ENVIRONMENTAL MATTERS
         The Corporation is involved in various environmental and reclamation proceedings and


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries potential proceedings, including a matter in which it was designated a Potentially Responsible Party (a "PRP") by the U.S. Environmental Protection Agency (the "EPA"). In August 1995, the EPA requested information regarding the disposal of polychlorinated biphenyl ("PCB") waste during the 1980s at sites operated by PCB Treatment Site, Inc. ("PCB Treatment"), which had facilities in Kansas City, Missouri, and Kansas City, Kansas (the "Sites"). PCB Treatment had the proper permits to operate the Sites. According to the EPA, PCB Treatment received waste shipments of PCBs from more than 1,500 parties and received total shipments of materials in excess of 25 million pounds, of which approximately 9,500 pounds of PCB waste was shipped by the Aggregates division of Lockheed Martin Corporation, which is the Corporation's predecessor in interest. The Sites closed in 1986.

         PCB Treatment removed the waste material from the Sites but did not complete the remediation. The EPA has identified the Sites as requiring removal or remedial action under the federal Superfund laws. A group of PRPs, each of which disposed of more than 200,000 pounds of waste at the Sites, has formed a steering committee that is conducting site assessments to further evaluate the corrective action that will be required. It is anticipated that the remaining work that needs to be completed involves the clean-up of contamination in two buildings - which may require demolition of the building structures - as well as the clean-up of the surrounding soils. Based on the expected level of remediation, total clean-up costs have been estimated by the steering committee at approximately $10 million to $40 million.

         In a letter from the EPA, dated September 16, 1997, the Corporation was designated a PRP for these Sites. Generally, PRPs that are ultimately determined to be responsible parties are strictly liable for site clean-ups and usually agree among themselves to share, on an allocated basis, in the costs and expenses for investigation and remediation of the hazardous materials. Under existing environmental laws, however, responsible parties are jointly and severally liable and, therefore, the Corporation was potentially liable for the full cost of funding such remediation. On February 18, 1999, the Corporation agreed to an Administrative Order of Consent pursuant to which it agreed to pay approximately $1,500 in full and complete settlement of any liability it might have with respect to the Sites.

         The Corporation records appropriate financial statement accruals for environmental matters in the period in which liability is established and the appropriate amount can be estimated reasonably. Among the variables that management must assess in evaluating costs associated with environmental issues are the evolving environmental regulatory standards. The nature of these matters makes it difficult to estimate the amount of any costs that may be necessary for future remedial measures. The Corporation currently has no material provisions for estimated costs in connection with expected remediation costs or other environmental-related expenditures because it is impossible to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with present environmental-protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations (see Note M to the audited consolidated financial statements on page 26).

NEW ACCOUNTING STANDARDS
         In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), which is required to be adopted in years beginning after June 15, 1999. Because of the Corporation's minimal use of derivatives, if any, management does not anticipate that the adoption of FAS 133 will have a significant impact on net earnings or the financial position of the Corporation.

         The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("FAS 132"), as required for the year ended December 31, 1998. FAS 132 revises and standardizes the disclosures for pensions and postretirement benefits (see Note I to the audited consolidated financial statements on pages 21 through 24), and therefore, had no impact on net earnings or financial position of the Corporation.

         Effective January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related


         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------


Information ("FAS 131"), which superceded Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of FAS 131 did not affect net earnings or financial position, nor did it significantly change the disclosure of segment information (see "Discussion of Business Segments" on pages 34 through 36).

         As of January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("FAS 130"). FAS 130 requires all non-owner changes in equity that are excluded from net earnings under FASB standards be included as comprehensive income. The Corporation presently does not have any material transactions that directly affect equity other than those transactions with owners in their capacity as owners. Therefore, the provisions of FAS 130 currently have no material effect on the Corporation.

         In April 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). Effective January 1, 1999, SOP 98-5 requires that all costs related to start-up activities, including organizational costs, be expensed as incurred. Since the Corporation currently expenses all appropriate start-up costs, the adoption of SOP 98-5 will not impact the Corporation's net earnings or financial position. Further, in March 1998, the AICPA issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). Also effective January 1, 1999, SOP 98-1 requires capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Corporation currently expenses such costs as incurred. The Corporation does not expect the impact of the adoption of SOP 98-1 to be material.

CAUTIONARY STATEMENTS

         This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those arising out of economic, climatic, political, regulatory, competitive and other factors. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation's filings with the Securities and Exchange Commission including but not limited to, the discussion of "Competition" on pages 8 and 9 of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (Form 10-K), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 27 through 40 of this Annual Report and "Note A: Accounting Policies" on pages 16 through 18, and "Note M:
Commitments and Contingencies" on page 26 of the Notes to Financial Statements of the Audited Consolidated Financial Statements included in this Annual Report, incorporated by reference into the Form 10-K.

         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                             Quarterly Performance
--------------------------------------------------------------------------------
                                  (Unaudited)


                                                                                                           Basic Earnings Per
(add 000, except per share)     Net Sales                 Gross Profit                Net Earnings            Common Share*
------------------------------------------------------------------------------------------------------------------------------
Quarter                    1998          1997          1998          1997          1998         1997           1998       1997
------------------------------------------------------------------------------------------------------------------------------
First                 $  186,535      $158,163      $ 29,479      $ 30,144      $  2,636      $ 8,907      $   0.06   $   0.19
Second                   277,737       232,190        83,235        65,487        36,356       30,369          0.78       0.66
Third                    312,445       271,717        95,830        79,936        45,907       36,274          0.99       0.79
Fourth                   280,974       238,793        73,104        59,702        30,714       22,979          0.66       0.50
------------------------------------------------------------------------------------------------------------------------------
Totals                $1,057,691      $900,863      $281,648      $235,269      $115,613      $98,529      $   2.49   $   2.14
===============================================================================================================================




                                                       Common Dividends Paid and Stock Prices
                                       ---------------------------------------------------------------------
                                                                           Market Prices
                Diluted Earnings                          --------------------------------------------------
                Per Common Share*      Dividends Paid     High           Low         High          Low
------------------------------------------------------------------------------------------------------------
Quarter         1998       1997       1998       1997         1998                         1997
------------------------------------------------------------------------------------------------------------
First       $   0.06   $   0.19   $   0.12   $   0.12   $47 3/4       $35 13/16      $28 3/8      $23
Second          0.78       0.66       0.12       0.12    49 5/16       42 3/16        33           25
Third           0.98       0.78       0.13       0.12    51 1/4        41 11/16       37 3/8       32 1/4
Fourth          0.66       0.50       0.13       0.12    62 3/16       38 5/8         38 1/2       33 13/16
------------------------------------------------------------------------------------------------------------------------------
Totals      $   2.48   $   2.13   $   0.50   $   0.48
===============================================================================================================================

*The first three quarters of 1997 earnings per share amounts have been restated, where appropriate, to comply with the Statement of Financial Accounting Standards No. 128, Earnings per Share.

         Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                               FIVE YEAR SUMMARY
--------------------------------------------------------------------------------

(add 000, except per share)                         1998             1997         1996          1995            1994
---------------------------------------------------------------------------------------------------------------------
Operating Results
Net sales                                       $1,057,691      $  900,863      $721,947      $664,406      $ 501,660
Cost of sales, other costs and expenses            861,137         738,093       601,271       556,841        409,773
---------------------------------------------------------------------------------------------------------------------
Earnings From Operations                           196,554         162,770       120,676       107,565         91,887
Interest expense on debt                            23,759          16,899        10,121         9,733          6,865
Other income and (expenses), net                     1,347           5,341         8,398         5,959          5,398
---------------------------------------------------------------------------------------------------------------------
Earnings before taxes on income and
         extraordinary item                        174,142         151,212       118,953       103,791         90,420
Taxes on income                                     58,529          52,683        40,325        36,240         32,075
---------------------------------------------------------------------------------------------------------------------
Earnings Before Extraordinary Item                 115,613          98,529        78,628        67,551         58,345
Extraordinary loss on early extinguishment
         of debt                                        --              --            --            --         (4,641)
---------------------------------------------------------------------------------------------------------------------
Net Earnings                                    $  115,613      $   98,529      $ 78,628      $ 67,551      $  53,704
=====================================================================================================================

Basic Earnings Per Common Share
Income before extraordinary item                $     2.49      $     2.14      $   1.71      $   1.47      $    1.30
Extraordinary item                                      --              --            --            --          (0.11)
---------------------------------------------------------------------------------------------------------------------
Net income                                      $     2.49      $     2.14      $   1.71      $   1.47      $    1.19
=====================================================================================================================

Diluted Earnings per Common Share
Income before extraordinary item                $     2.48      $     2.13      $   1.71      $   1.47      $    1.30
Extraordinary item                                      --              --            --            --          (0.11)
---------------------------------------------------------------------------------------------------------------------
Net income                                      $     2.48      $     2.13      $   1.71      $   1.47      $    1.19
=====================================================================================================================

Cash Dividends                                  $     0.50      $     0.48      $   0.46      $   0.44      $    0.22
=====================================================================================================================

Condensed Balance Sheet Data
Current deferred income tax benefits            $   18,978      $   16,873      $ 15,547      $ 12,622      $   9,979
Current assets - other                             350,410         305,139       255,619       301,733        178,054
Property, plant and equipment, net                 777,528         591,420       408,820       392,223        291,622
Cost in excess of net assets acquired              348,026         148,481        39,952        37,245         22,968
Other intangibles                                   27,952          26,415        23,216        23,967         17,091
Other noncurrent assets                             65,695          17,385        25,764        21,581         74,177
---------------------------------------------------------------------------------------------------------------------
Total                                           $1,588,589      $1,105,713      $768,918      $789,371      $ 593,891
=====================================================================================================================
Current liabilities - other                     $  136,576      $  106,804      $ 86,871      $ 69,596      $  51,134
Current maturities of long-term debt
         and commercial paper                       15,657           1,431         1,273       103,740          4,478
Long-term debt and commercial paper                602,113         310,675       125,890       124,986        103,746
Pension and postretirement benefits                 76,209          63,070        52,646        47,483         42,286
Noncurrent deferred income taxes                    75,623          50,008        13,592        10,606         10,178
Other noncurrent liabilities                        14,712          11,889         7,669         9,415          5,800
Shareholders' equity                               667,699         561,836       480,977       423,545        376,269
---------------------------------------------------------------------------------------------------------------------
Total                                           $1,588,589      $1,105,713      $768,918      $789,371      $ 593,891
=====================================================================================================================

         Martin Marietta Materials, Inc. and Consolidated Subsidiaries



                                     Page 42