Form 10-K405, Exhibit 13
period 1999-12-31
MARTIN MARIETTA MATERIALS INC
filed 2000-03-27
CIK 916076

                                                                   EXHIBIT 13.01

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
MARTIN MARIETTA MATERIALS, INC.

We have audited the accompanying consolidated balance sheet of Martin Marietta Materials, Inc., and subsidiaries at December 31, 1999 and 1998,and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999.These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 1999 and 1998,and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999,in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP

Raleigh, North Carolina
January 24,2000


PAGE 10 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENT OF FINANCIAL RESPONSIBILITY


SHAREHOLDERS
MARTIN MARIETTA MATERIALS, INC.

The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements and all related financial information contained in this report. The financial statements, which include amounts based on estimates and judgments, have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

The Corporation maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's authorization, and that accountability for assets is maintained. An environment that establishes an appropriate level of control-consciousness is maintained and monitored, and includes examinations by an internal audit staff and by the independent auditors in connection with their annual audit.

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



/s/ Janice K. Henry

Janice K. Henry
Senior Vice President, Chief Financial Officer and Treasurer


          MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 11

CONSOLIDATED STATEMENT OF EARNINGS

for years ended December 31


(add 000, except per share)                                      1999                  1998                  1997
---------------------------                              ------------          ------------          ------------
NET SALES                                                $  1,258,827          $  1,057,691          $    900,863
Cost of sales                                                 948,128               776,043               665,594
                                                         ------------          ------------          ------------
GROSS PROFIT                                                  310,699               281,648               235,269
Selling, general and administrative expenses                   92,621                82,041                69,093
Research and development                                        2,789                 3,053                 3,406
                                                         ------------          ------------          ------------
EARNINGS FROM OPERATIONS                                      215,289               196,554               162,770
Interest expense on debt                                       39,411                23,759                16,899
Other income and (expenses), net                               18,435                 1,347                 5,341
                                                         ------------          ------------          ------------
Earnings before taxes on income                               194,313               174,142               151,212
Taxes on income                                                68,532                58,529                52,683
                                                         ------------          ------------          ------------

NET EARNINGS                                             $    125,781          $    115,613          $     98,529
                                                         ------------          ------------          ------------
NET EARNINGS PER COMMON SHARE
   -BASIC                                                $       2.70          $       2.49          $       2.14
   -DILUTED                                              $       2.68          $       2.48          $       2.13
                                                         ------------          ------------          ------------
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
   -BASIC                                                      46,668                46,454                46,122
   -DILUTED                                                    46,947                46,708                46,238
                                                         ------------          ------------          ------------

CASH DIVIDENDS PER COMMON SHARE                          $       0.52          $       0.50          $       0.48
                                                         ------------          ------------          ------------


PAGE 12 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

for years ended December 31


ASSETS
(add 000)                                                                       1999                  1998
---------                                                               ------------          ------------
CURRENT ASSETS:
Cash and cash equivalents                                               $      3,403          $     14,586
Accounts receivable, net                                                     197,554               171,511
Inventories                                                                  172,865               157,104
Current deferred income tax benefits                                          21,899                18,978
Other current assets                                                           7,644                 7,209
                                                                        ------------          ------------
TOTAL CURRENT ASSETS                                                         403,365               369,388
                                                                        ------------          ------------
Property, plant and equipment, net                                           846,993               777,528
Costs in excess of net assets acquired                                       375,327               348,026
Other intangibles                                                             31,497                27,952
Other noncurrent assets                                                       85,392                65,695
                                                                        ------------          ------------
TOTAL ASSETS                                                            $  1,742,574          $  1,588,589
                                                                        ------------          ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
(add 000)
------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                        $     55,872          $     57,720
Accrued salaries, benefits and payroll taxes                                  24,887                23,502
Accrued insurance and other taxes                                             26,705                25,370
Income taxes                                                                   4,293                 7,201
Current maturities of long-term debt and commercial paper                     39,722                15,657
Other current liabilities                                                     31,217                22,783
                                                                        ------------          ------------
TOTAL CURRENT LIABILITIES                                                    182,696               152,233
                                                                        ------------          ------------
Long-term debt and commercial paper                                          602,011               602,113
Pension, postretirement and postemployment benefits                           85,839                76,209
Noncurrent deferred income taxes                                              81,857                75,623
Other noncurrent liabilities                                                  16,165                14,712
                                                                        ------------          ------------
TOTAL LIABILITIES                                                            968,568               920,890
                                                                        ------------          ------------
SHAREHOLDERS' EQUITY:
Common stock,$0.01 par value;100,000,000 shares authorized                       467                   466
Additional paid-in capital                                                   354,046               349,245
Retained earnings                                                            419,493               317,988
                                                                        ------------          ------------
TOTAL SHAREHOLDERS' EQUITY                                                   774,006               667,699
                                                                        ------------          ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $  1,742,574          $  1,588,589
                                                                        ------------          ------------

The notes on pages 16 to 25 are an integral part of these financial statements.


          MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 13

CONSOLIDATED STATEMENT OF CASH FLOWS

for years ended December 31


(add 000)                                                                                    1999            1998            1997
---------                                                                              ----------      ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                           $  125,781      $  115,613      $   98,529

Adjustments to reconcile net earnings to cash provided by
operating activities:
  Depreciation, depletion and amortization                                                124,754          98,765          79,720
  Other items, net                                                                         (6,257)         (4,573)         (3,638)
  Changes in operating assets and liabilities:
     Deferred income taxes                                                                 (3,266)         (3,457)          7,090
     Net changes in receivables, inventories and payables                                 (31,513)         (9,661)         (2,865)
     Other assets and liabilities, net                                                     14,177          25,886          16,782
                                                                                       ----------      ----------      ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 223,676         222,573         195,618

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment                                               (137,820)       (123,926)        (86,440)
Acquisitions, net                                                                         (77,080)       (347,882)       (279,056)
Transactions with Lockheed Martin Corporation                                                  --              --          23,768
Other investing activities, net                                                               339         (34,014)          8,359
                                                                                       ----------      ----------      ----------
NET CASH USED FOR INVESTING ACTIVITIES                                                   (214,561)       (505,822)       (333,369)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt                                                                 (618)         (1,704)       (226,367)
Increase in long-term debt                                                                    280         198,994         349,947
Commercial paper, net                                                                      15,000         105,000          60,000
Debt issue costs                                                                               --          (1,745)           (938)
Dividends paid                                                                            (24,276)        (23,233)        (22,134)
Issuances of common stock                                                                   2,022           1,862             164
Repurchases of common stock                                                               (12,706)             --              --
                                                                                       ----------      ----------      ----------
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                                      (20,298)        279,174         160,672
                                                                                       ----------      ----------      ----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                      (11,183)         (4,075)         22,921
CASH AND CASH EQUIVALENTS (BOOK OVERDRAFT), BEGINNING OF YEAR                              14,586          18,661          (4,260)
                                                                                       ----------      ----------      ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                 $    3,403      $   14,586      $   18,661
                                                                                       ----------      ----------      ----------


PAGE 14 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

for years ended December 31

                                                                                                         Total
                                             Common            Additional         Retained       Shareholders'
(add 000)                                     Stock       Paid-In Capital         Earnings              Equity
---------                                    ------       ---------------         --------       -------------

Balance at December 31, 1996                $   461            $  331,303       $  149,213          $  480,977
  Net earnings                                    -                     -           98,529              98,529
  Dividends declared ($0.48 a share)              -                     -          (22,134)            (22,134)
  Net stock transactions                          1                 4,463                -               4,464
                                            -------            ----------       ----------          ----------
Balance at December 31, 1997                    462               335,766          225,608             561,836
  Net earnings                                    -                     -          115,613             115,613
  Dividends declared ($0.50 a share)              -                     -          (23,233)            (23,233)
  Net stock transactions                          4                13,479                -              13,483
                                            -------            ----------       ----------          ----------
Balance at December 31, 1998                    466               349,245          317,988             667,699
  NET EARNINGS                                    -                     -          125,781             125,781
  DIVIDENDS DECLARED ($0.52 A SHARE)              -                     -          (24,276)            (24,276)
  NET STOCK TRANSACTIONS                          4                17,504                -              17,508
  REPURCHASES OF COMMON STOCK                    (3)              (12,703)               -             (12,706)
                                            -------            ----------       ----------          ----------

BALANCE AT DECEMBER 31, 1999                $   467            $  354,046       $  419,493          $  774,006
                                            -------            ----------       ----------          ----------


The notes on pages 16 to 25 are an integral part of these financial statements.


          MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 15

NOTE A: ACCOUNTING POLICIES

ORGANIZATION. Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation") is engaged principally in the construction aggregates business. Aggregates products are used primarily for construction of highways and other infrastructure projects in the United States and in the domestic commercial and residential construction industries. In addition, the Corporation produces magnesia-based chemicals, refractories and dolomitic lime products used in a wide variety of industrial, environmental and agricultural applications with a majority of its products used by customers in the worldwide steel industry.

BASIS OF CONSOLIDATION AND USE OF ESTIMATES. The consolidated financial statements include the accounts of the Corporation and its wholly owned and majority-owned subsidiaries. Partially owned affiliates are accounted for at cost or as equity investments depending on the level of ownership interest or the Corporation's ability to exercise control over the affiliates' operations. In particular, the Corporation's 14% investment in Meridian Aggregates Company ("Meridian") is recorded at cost. The Corporation may be required to purchase some or all of the other investors' interests in Meridian. The other investors, by the terms of the original investment agreement, have an option, exercisable at the end of each year beginning December 31, 2000, to require the Corporation to purchase their interests at a predetermined formula price. The Corporation also has an option to purchase Meridian at a predetermined formula price beginning September 30, 2003.

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

REVENUE RECOGNITION. Substantially all revenues are recognized, net of discounts, if any, when finished products are shipped to unaffiliated customers or services have been rendered, with appropriate provision for uncollectible amounts. Revenues generally represent sales of materials to customers, excluding freight and delivery charges.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are comprised generally of highly liquid instruments with original maturities of three months or less from the date of purchase. The Corporation's cash and cash equivalents were invested with its former parent, Lockheed Martin Corporation, through January 31, 1997. At that time, all funds held by Lockheed Martin were transferred to the Corporation and invested under its own cash management arrangements with third party commercial banks.

INVENTORIES VALUATION. Inventories are stated at the lower of cost or market. Costs are determined principally by the first-in, first-out ("FIFO") method.

PROPERTIES AND DEPRECIATION. Property, plant and equipment are stated at cost. Depreciation is computed over estimated service lives principally by the straight-line method. The estimated service life for buildings ranges from 10 to 20 years and from 4 to 20 years for machinery and equipment. Depletion of mineral deposits is calculated over estimated recoverable quantities principally by the units-of-production method. Depreciation and depletion expense was $103,928,000, $86,602,000 and $71,756,000 for the years ended
December 31, 1999, 1998 and 1997, respectively.

INTANGIBLE ASSETS. Costs in excess of net assets acquired ("goodwill") represent the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Goodwill is amortized ratably over appropriate periods ranging from 10 to 30 years. At December 31, 1999 and 1998, the amounts for accumulated amortization of costs in excess of net assets acquired were approximately $36,104,000 and $21,685,000, respectively. Other intangibles represent amounts assigned principally to noncompete agreements and are amortized ratably over periods based on related contractual terms, generally 2 to 20 years. At December 31, 1999 and 1998, the amounts for accumulated amortization of other intangibles were approximately $22,250,000 and $20,826,000, respectively. Amortization expense for intangibles was $20,290,000, $12,163,000 and $7,964,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

The carrying value of goodwill and other intangibles is reviewed if the facts and circumstances indicate potential impairment. If this review indicates that the carrying value of goodwill and


PAGE 16 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES other intangibles is not recoverable, as determined based on estimated cash flows of the business acquired over the remaining amortization period, goodwill and other intangibles are reduced by the estimated shortfall of discounted cash flows.

STOCK-BASED COMPENSATION. In 1996, the Corporation adopted the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123"). In accordance with FAS 123, the Corporation has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for certain of its employee stock-based compensation plans.

ENVIRONMENTAL MATTERS. The Corporation records an accrual for environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amount can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are generally not discounted to their present value.

Certain normal reclamation and other environmental-related costs are treated as normal ongoing operating expenses and expensed generally in the period in which they are incurred.

INCOME TAXES. Deferred income tax assets and liabilities on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

RELATED PARTY TRANSACTIONS. The Corporation entered into certain agreements with Meridian. These agreements require the Corporation to provide certain advisory and consulting services at agreed-upon rates. In 1999, the Corporation provided funds to finance certain Meridian expansion projects at market rates of interest. Further, the Corporation is negotiating a multi-year supply agreement whereby Meridian will provide aggregates to certain operations in 2000 and beyond. The Corporation recorded an investment in Meridian, including receivables and a convertible note, of $53,511,000 and $42,267,000 at December 31, 1999 and 1998, respectively, and Meridian-related revenue of $3,395,000 during 1999.

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

                                        1999          1998          1997
                                  ----------    ----------    ----------
BASIC EARNINGS PER
 COMMON SHARE:
  Weighted-average
  number of shares                46,667,600    46,453,900    46,121,800
                                  ----------    ----------    ----------

EFFECT OF DILUTIVE SECURITIES:
  Employee fixed awards              238,500       234,800       113,300
  Employee and Director
  nonvested stock                     40,900        18,900         2,700
                                  ----------    ----------    ----------

DILUTED EARNINGS PER
 COMMON SHARE:
  Weighted-average
  number of shares and
  assumed conversions             46,947,000    46,707,600    46,237,800
                                  ----------    ----------    ----------

ACCOUNTING CHANGES. In June 1998, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), which was required to be adopted in years beginning after June 15, 1999. The FASB amended FAS 133 to defer the effective date of adoption until all fiscal quarters of all fiscal years beginning after June 15, 2000. Statement of Financial Accounting Standards


         MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES  PAGE 17

No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, was issued in June 1999. Because of the Corporation's minimal use of derivatives, if any, management does not anticipate that the adoption of FAS 133 will have a significant impact on net earnings or the financial position of the Corporation.

NOTE B: BUSINESS COMBINATIONS

As of December 4, 1998, the Corporation purchased all of the outstanding common stock of Redland Stone Products Company ("Redland Stone") from an affiliate of Lafarge SA. The operating results of the acquired business have been included with those of the Corporation since that date.

The purchase price consisted of approximately $272 million in cash plus normal balance sheet liabilities, subject to certain post-closing adjustments relating to working capital, and approximately $8 million estimated for certain other assumed liabilities and transaction costs. The acquisition has been accounted for under the purchase method of accounting wherein the Corporation recognized approximately $166 million in costs in excess of net assets acquired after recording other purchase adjustments necessary to allocate the purchase price to the fair value of assets acquired and liabilities assumed. Goodwill is being amortized over a 30-year period. The preliminary purchase price allocation was adjusted in 1999 within the applicable period provided by Accounting Principles Bulletin No. 16, Business Combinations. The post-closing adjustments related to working capital and other fair-value adjustments were finalized without a significant impact on the preliminary purchase price allocation.

For comparative purposes, the following unaudited pro forma summary financial information presents the historical results of operations of the Corporation and the Redland Stone business for the year ended December 31, 1998. The financial information reflects pro forma adjustments as if the acquisition had been consummated as of the beginning of the period presented. The pro forma financial information is based upon certain estimates and assumptions that management of the Corporation believes are reasonable in the circumstances. The unaudited pro forma information presented below is not necessarily indicative of what results of operations actually would have been if the acquisition had occurred on the date indicated. Moreover, they are not necessarily indicative of future results.


PRO FORMA INFORMATION (Unaudited)
year ended December 31

(add 000, except per share)         1998
---------------------------    -------------
Net sales                      $   1,185,278

Net earnings                   $     113,113

Earnings per common share:
 Basic                         $        2.44
 Diluted                       $        2.42
                               =============

Information concerning other business combinations completed during 1999 is included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 26.

NOTE C: ACCOUNTS RECEIVABLE
December 31

(add 000)                                    1999                1998
---------                               ---------           ---------
Customer receivables                    $ 193,380           $ 172,372
Other current receivables                   8,881               3,569
                                        ---------           ---------
                                          202,261             175,941
Less allowances                            (4,707)             (4,430)
                                        ---------           ---------
Total                                   $ 197,554           $ 171,511
                                        =========           =========

NOTE D: INVENTORIES
December 31

(add 000)                                    1999                1998
---------                               ---------           ---------
Finished products                       $ 143,776           $ 127,904
Products in process and
  raw materials                             9,972              12,342
Supplies and expendable parts              25,862              25,307
                                        ---------           ---------
                                          179,610             165,553
Less allowances                            (6,745)             (8,449)
                                        ---------           ---------
Total                                   $ 172,865           $ 157,104
                                        =========           =========

NOTE E: PROPERTY, PLANT AND EQUIPMENT, NET
December 31

(add 000)                                    1999                1998
---------                              ----------          ----------
Land and improvements                  $  182,670          $  164,362
Mineral deposits                          156,870             150,684
Buildings                                  69,273              63,205
Machinery and equipment                 1,170,592           1,072,258
Construction in progress                   73,803              52,003
                                       ----------          ----------
                                        1,653,208           1,502,512
Less allowances for depreciation
and depletion                            (806,215)           (724,984)
                                       ----------          ----------
Total                                  $  846,993          $  777,528
                                       ==========          ==========

PAGE 18  MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

NOTE F: LONG-TERM DEBT
December 31

(add 000)                                    1999                1998
---------                               ---------           ---------
5.875% Notes, due 2008                  $ 199,059           $ 198,980
6.9% Notes, due 2007                      124,956             124,952
7% Debentures, due 2025                   124,215             124,204
Commercial Paper, interest rates
 ranging from 5.50% to 7.14%              180,000             165,000
Acquisition notes, interest rates
 ranging from 5.50% to 10.00%              12,395               3,299
Other notes                                 1,108               1,335
                                        ---------           ---------
Total                                     641,733             617,770
Less current maturities                   (39,722)            (15,657)
                                        ---------           ---------
Long-term debt                          $ 602,011           $ 602,113
                                        ---------           ---------

The 5.875% Notes were offered and sold by the Corporation, through a private placement, in December 1998, at 99.5% of their principal amount of $200,000,000. The Corporation exchanged the Notes for publicly registered notes with substantially identical terms. The effective interest rate on these securities is 6.03%. The Notes are not redeemable prior to their maturity on December 1, 2008.

During August 1997, the Corporation offered and sold the 6.9% Notes at 99.7% of their principal amount of $125,000,000. The entire amount of these long-term fixed rate debt securities was registered under the Corporation's shelf registration statement on file with the Securities and Exchange Commission.
The effective interest rate on these securities is 6.91%. The Notes are not redeemable prior to their maturity on August 15, 2007.

The 7% Debentures were sold at 99.3% of their principal amount of $125,000,000 in December 1995. The entire amount of these long-term fixed rate debt securities was registered under the Corporation's shelf registration statement on file with the Securities and Exchange Commission. The effective interest rate is 7.05%,and the Debentures are not redeemable prior to their maturity date of December 1, 2025.

These Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue.

The Corporation entered into revolving credit agreements, syndicated with a group of domestic and foreign commercial banks, which provide for borrowings of up to $150,000,000 for general corporate purposes through January 2002 and $300,000,000 for general corporate purposes through August 2000 (collectively the "Agreements"). Borrowings under these Agreements are unsecured and bear interest, at the Corporation's option, at rates based upon: (i) the Eurodollar rate (as defined on the basis of a LIBOR plus basis points related to a pricing grid); (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). These Agreements contain restrictive covenants relating to leverage, requirements for limitations on encumbrances, and provisions that relate to certain changes in control. The Corporation is required to pay an annual loan commitment fee to the bank group.

No borrowings were outstanding under the revolving credit agreements at December 31, 1999. However,the Agreements support a commercial paper program of $450,000,000,of which borrowings of $180,000,000 and $165,000,000 were outstanding at December 31, 1999 and 1998, respectively. Of these amounts, $150,000,000 at December 31, 1999 and 1998, was classified as long-term debt on the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year. The remaining $30,000,000 at December 31, 1999, and $15,000,000 at December 31,
1998, was classified as a current liability.

Excluding commercial paper, the Corporation's long-term debt maturities for the five years following December 31, 1999,are:

(add 000)
--------
2000                                    $   9,722
2001                                        1,060
2002                                          893
2003                                          277
2004                                          213
Thereafter                                449,568
                                        ---------
Total                                   $ 461,733
                                        ---------

Total interest paid was $37,108,000, $23,677,000 and $14,487,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Amounts reflected in acquisitions, net, in the consolidated statement of cash flows include assumed or incurred indebtedness of $9,208,000, $3,373,000 and $1,364,000 for the years ended December 31, 1999, 1998 and 1997,respectively. In addition, the amount reflected in acquisitions, net, for 1999, 1998 and 1997 excludes the effect of the issuance of approximately 311,100,280,100 and 123,500 shares, respectively, of the Corporation's common stock.


         MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES  PAGE 19

NOTE G: FINANCIAL INSTRUMENTS

In addition to its long-term debt arrangements, the Corporation's financial instruments also include temporary cash investments, customer accounts and notes receivable, and commercial paper borrowings. Temporary investments are placed with creditworthy financial institutions, primarily in Euro-time deposits. The Corporation's cash equivalents principally have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheet at cost, which approximates market value. Customer receivables are due from a large number of customers who are dispersed across wide geographic and economic regions. At December 31, 1999 and 1998, the Corporation had no significant concentrations of credit risk.

The estimated fair values of customer receivables and commercial paper borrowings approximate their carrying amounts. The estimated fair values of the Corporation's long-term debt instruments (excluding commercial paper borrowings) at December 31, 1999,was approximately $420,768,000 compared with a carrying amount of $461,733,000 on the consolidated balance sheet. The fair values of long-term debt were estimated based on quoted market prices for those instruments publicly traded. For privately placed debt, the fair values were estimated based on the quoted market prices for similar issues, or on current rates offered to the Corporation for debt of the same remaining maturities.

NOTE H: INCOME TAXES

The components of the Corporation's tax expense (benefit) on income are as follow:

years ended December 31
(add 000)                               1999               1998              1997
---------                           --------           --------           -------
Federal income taxes:
 Current                            $ 61,349           $ 52,663           $40,916
Deferred                              (4,081)            (4,486)            2,566
                                    --------           --------           -------
Total federal income taxes            57,268             48,177            43,482
                                    --------           --------           -------
State income taxes:
 Current                              12,128             11,360             9,032
Deferred                                (864)            (1,008)              169
                                    --------           --------           -------
Total state income taxes              11,264             10,352             9,201
                                    --------           --------           -------
Total provision                     $ 68,532           $ 58,529           $52,683
                                    --------           --------           -------

The Corporation's effective income tax rate varied from the statutory United States' income tax rate because of the following permanent tax differences:


years ended December 31,                1999               1998              1997
                                        ----               ----              ----
Statutory tax rate                      35.0%              35.0%             35.0%
Increase (reduction)
 resulting from:
Effect of statutory depletion           (6.4)              (6.6)             (5.8)
State income taxes                       3.8                3.9               4.0
Other items                              2.9                1.3               1.6
                                        ----               ----              ----
Effective tax rate                      35.3%              33.6%             34.8%
                                        ----               ----              ----

The principal components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

                                         Deferred Assets (Liabilities)

(add 000)                                    1999                1998
---------                                --------           ---------
Property, plant and equipment           $ (85,609)          $ (77,954)
Employee benefits                          21,395              15,159
Financial reserves                          7,549               7,436
Other items, net                           (3,293)             (1,286)
                                         --------           ---------
Total                                   $ (59,958)          $ (56,645)
                                         --------           ---------


Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation does not believe a valuation allowance is required at December 31, 1999 or 1998.

The Corporation's total income tax payments were $71,644,000, $59,466,000 and $54,181,000, respectively, during the years ended December 31, 1999, 1998 and 1997.

NOTE I: RETIREMENT PLANS, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

DEFINED BENEFIT PLANS. The Corporation sponsors a number of noncontributory defined benefit retirement plans, covering substantially all employees. The assets of the Corporation's retirement plans are held in the Corporation's Master Retirement Trust and are invested principally in commingled funds. The underlying investments are invested in listed stocks and bonds and cash equivalents. Defined benefit plans for salaried employees provide benefits based on each employee's years of service and average compensation for a specified period of time before retirement. Defined retirement plans for hourly employees generally provide benefits of stated amounts for specified periods of service.

PAGE 20  MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

The Corporation's defined benefit pension plans comply with two principal standards: the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements, and Statement of Financial Accounting Standards No. 87, Employers Accounting for Pensions ("FAS 87") and Statement of Financial Accounting Standards No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits, which establish rules for financial accounting and reporting. When any funded plan exceeds the full-funding limits of ERISA, no contribution is made to that plan. FAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.

It is the Corporation's funding policy to stabilize annual contributions with assumptions selected on the basis of expected long-term trends. The net periodic pension benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)                               1999               1998              1997
---------                           --------           --------           -------
Components of net periodic
 benefit cost:
Service cost                        $  7,578           $  5,965           $ 5,039
Interest cost                         10,071              9,231             8,245
Expected return on assets            (12,946)           (11,454)           (9,598)
Amortization of:
 Prior service cost                      531                512               537
 Actuarial gain                         (485)              (464)             (648)
Transition asset                        (357)              (331)             (360)
                                    --------           --------           -------
Net periodic benefit cost           $  4,392           $  3,459           $ 3,215
                                    --------           --------           -------

Weighted-average assumptions used as of December 31 are as follows:

                                        1999               1998              1997
                                        ----               ----              ----
Discount rates                          8.00%              6.75%             7.25%
Rate of increase in future
 compensation levels                    5.00%              5.00%             5.50%
Expected long-term rate
 of return on assets                    9.00%              9.00%             9.00%

The following table sets forth the defined benefit plans' change in benefit obligations, change in plan assets, funded status and amounts recognized in the respective consolidated balance sheet as of:

years ended December 31
(add 000)                                    1999                1998
---------                               ---------           ---------
Change in benefit obligations:
Net obligation at beginning of year     $ 144,109           $ 125,973
Service cost                                7,578               5,965
Interest cost                              10,071               9,231
Actuarial (gain)/loss                     (26,718)              4,473
Acquisitions/divestitures                   1,216               4,600
Gross benefits paid                        (5,587)             (6,133)
                                        ---------           ---------
Net benefit obligation at
end of year                             $ 130,669           $ 144,109
                                        ---------           ---------

years ended December 31
(add 000)                                    1999                1998
---------                               ---------           ---------
Change in plan assets:
Fair value of plan assets
  at beginning of year                  $ 147,187           $ 130,345
Actual return on plan assets, net          27,291              20,180
Acquisitions                                   --               2,600
Employer contributions                         52                 195
Gross benefits paid                        (5,587)             (6,133)
                                        ---------           ---------
Fair value of plan assets
at end of year                          $ 168,943           $ 147,187
                                        ---------           ---------

December 31
(add 000)                                    1999                1998
---------                               ---------           ---------
Funded status of the plan
 at end of year                         $  38,274           $   3,078
Unrecognized net actuarial gain           (63,003)            (21,998)
Unrecognized prior service cost             4,130               4,661
Unrecognized net transition asset            (748)             (1,105)
                                        ---------           ---------
Accrued benefit cost                    $ (21,347)          $ (15,364)
                                        ---------           ---------

December 31
(add 000)                                    1999                1998
---------                               ---------           ---------
Amounts recognized in the
 consolidated balance sheet
 consist of:
Prepaid benefit cost                    $     118           $     101
Accrued benefit cost                      (21,465)            (15,465)
                                        ---------           ---------
Net amount recognized
at end of year                          $ (21,347)          $ (15,364)
                                        ---------           ---------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $3,900,000, $2,478,000 and $0, respectively, as of December 31, 1999,and $3,124,000, $1,375,000 and $0, respectively,as of December 31,
1998.

POSTRETIREMENT BENEFITS. The Corporation provides other postretirement benefits including medical benefits for retirees and their spouses (and Medicare Part B reimbursement for


        MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES   PAGE 21
certain retirees) and retiree life insurance. The net periodic postretirement benefit cost of postretirement plans included the following components:

years ended December 31
(add 000)                               1999               1998              1997
---------                           --------           --------           -------

Components of net periodic
 benefit cost:
Service cost                        $  2,738           $  1,732           $ 1,360
Interest cost                          3,782              4,034             3,539
Expected return on assets                (35)              (121)             (246)
Amortization of:
 Prior service cost                      (35)                25                36
Actuarial gain                          (419)               (85)             (372)
                                    --------           --------           -------
Net periodic benefit cost           $  6,031           $  5,585           $ 4,317
                                    --------           --------           -------

The postretirement health care plans' change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation's consolidated balance sheet are as follows:

years ended December 31
(add 000)                                    1999                1998
---------                               ---------           ---------

Change in benefit obligations:
Net benefit obligation at
 beginning of year                      $  62,381           $  52,158
Service cost                                2,738               1,732
Interest cost                               3,782               4,034
Participants' contribution                     31                 164
Plan amendments                            (6,410)                 --
Actuarial (gain)/loss                     (13,208)              6,713
Gross benefits paid                        (2,879)             (2,420)
                                        ---------           ---------
Net benefit obligation
at end of year                          $  46,435           $  62,381
                                        ---------           ---------

years ended December 31
(add 000)                                    1999                1998
---------                               ---------           ---------

Change in plan assets:
Fair value of plan assets
 at beginning of year                   $     578           $   2,926
Actual return on plan assets, net              15                 (92)
Participants' contributions                    31                 164
Gross benefits paid                          (624)             (2,420)
                                        ---------           ---------
Fair value of plan assets
at end of year                          $       0           $     578
                                        ---------           ---------

December 31
(add 000)                                    1999                1998
---------                               ---------           ---------

Funded status of the plan
 at end of year                         $ (46,435)          $ (61,803)
Unrecognized net actuarial
 (gain)/loss                              (10,469)              2,270
Unrecognized prior service cost            (5,918)                456
                                        ---------           ---------
Accrued benefit cost                    $ (62,822)          $ (59,077)
                                        ---------           ---------

December 31
(add 000)                                    1999                1998
---------                               ---------           ---------

Amounts recognized in the
 consolidated balance sheet
 consist of:
Accrued benefit cost                    $ (62,822)          $ (59,077)
                                        ---------           ---------
Net amount recognized
at end of year                          $ (62,822)          $ (59,077)
                                        ---------           ---------

Weighted-average assumptions used as of December 31 are as follows:

                                        1999               1998              1997
                                        ----               ----              ----
Discount rate                           8.00%              6.75%             7.25%
Expected long-term rate
 of return on assets                    9.00%              9.00%             9.00%

The assumed trend rate for health care inflation used in measuring the net periodic benefit cost and benefit obligation is 8% for 1999, declining to 4.5% in 2004 and remaining at that level thereafter. The assumed health care trend rate has a significant impact on the amounts reported. A one-percentage point change in the assumed health care trend rate would have the following effects at December 31, 1999:

                                              One Percentage Point
(add 000)                                 Increase          (Decrease)
---------                                 --------          ----------

Total service and interest cost
  components                            $     506           $    (416)
Postretirement benefit obligation       $   4,811           $  (4,041)

In November 1999, the Corporation amended its postretirement medical benefits to, among other things, realign the maximum annual medical benefits available to retirees, modify the retiree premium schedules and limit future retiree participation.

DEFINED CONTRIBUTION PLANS. The Corporation maintains two defined contribution plans, which cover substantially all employees. These plans, intended to be qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation's salaried and hourly employees. The employees of Redland Stone participate in a separate defined contribution plan established prior to the Corporation's acquisition. The Corporation will continue to support the existing plan in the near term. Under certain provisions of these 401(k) plans, the Corporation, at established rates, matches employees' eligible contributions. The Corporation's matching obligations were $3,144,000 in 1999, $2,381,000 in 1998 and $1,418,000 in
1997.


PAGE 22  MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

Postemployment Benefits. The Corporation provides certain benefits to former or inactive employees after employment but before retirement, such as workers' compensation and disability benefits. The Corporation has accrued postemployment benefits of $1,734,000 at each of December 31, 1999 and 1998.

NOTE J: STOCK OPTIONS AND AWARD PLANS

In 1994, the shareholders of the Corporation approved an Amended Omnibus Securities Award Plan (an "Amended Omnibus Plan") that provided authorization for the Corporation to repurchase 2,000,000 shares of the Corporation's Common Stock for issuance under the Amended Omnibus Plan. On May 8, 1998, the repurchase authorization was decreased to approximately 1,007,000 shares, which represented the aggregate number of shares that were subject to grants made through May 8, 1998. The shareholders approved, on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan (the "Plan"), as amended from time to time (collectively the "Plans", along with the "Amended Omnibus
Plan"). In connection with the Plan, the Corporation was authorized to repurchase up to 5,000,000 shares of the Corporation's Common Stock for issuance under the Plan.

Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the market value at the date of grant. These options become exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date. The Plans allow the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation. However, the Corporation has provided no such financing.

Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants elect to use up to 50% of their annual incentive compensation to acquire shares of the Corporation's common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive stock plan at certain minimum levels. Stock unit awards, representing 32,648 shares for 1999, 22,905 shares for 1998 and 28,029 shares for 1997 of the Corporation's common stock, were awarded under the incentive stock plan. Such awards are granted in the subsequent year. Under the awards outstanding, participants earn the right to acquire their respective shares at the discounted value generally at the end of a three-year period of additional employment from the date of award. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period.

The Plan provides that each non-employee director receives 1,500 non-qualified stock options annually. The Corporation grants the non-employee directors options to purchase its common stock at a price equal to the market value at the date of grant. These options become exercisable in one year from the grant date assuming completion of the service year by the non-employee director and expire ten years from such date.

A summary of the Corporation's stock-based plans' activity and related information follows:

                                          Number of Shares
                                   ------------------------------
                                   Available               Awards    Weighted-Avg.
                                   for Grant          Outstanding   Exercise Price
                                   ---------          -----------   --------------
December 31, 1996                  1,317,141              682,859         $  21.96
Granted                             (315,327)             315,327         $  34.10
Exercised                                 --              (10,030)        $  21.33
Terminated                             2,334               (2,334)        $  25.57
                                   ---------            ---------         --------
December 31, 1997                  1,004,148              985,822         $  25.84
Additions                          5,000,000                   --               --
Authorization
 decrease                           (993,000)                  --               --
Granted                             (360,779)             360,779         $  46.31
Exercised                                 --             (165,612)        $  21.09
Terminated                             7,166               (7,166)        $  30.17
                                   ---------            ---------         --------
December 31, 1998                  4,657,535            1,173,823         $  32.78
GRANTED                             (433,155)             433,155         $  48.20
EXERCISED                                 --             (124,938)        $  22.53
TERMINATED                             7,912               (7,912)        $  37.56
                                   ---------            ---------         --------
DECEMBER 31, 1999                  4,232,292            1,474,128         $  38.15
                                   =========            =========         ========

Approximately 712,000,519,000 and 411,000 outstanding awards were exercisable at December 31, 1999, 1998 and 1997, respectively. Exercise prices for awards outstanding as of December 31, 1999, ranged from $20.00 to $63.44. The weighted-average remaining contractual life of those awards is 7.7 years. The weighted-average exercise price of outstanding exercisable awards at December 31, 1999, is $29.85.

In 1996,the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation's common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock are reserved for grant. Stock units potentially representing 16,791 and 24,324 shares of the Corporation's com-


          MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 23 mon stock were granted under this plan in 1999 and 1998, respectively. The Corporation issued 10,872 net shares of common stock to key senior employees in January 2000 representing stock unit awards granted for 1997.

Also, the Corporation adopted the Amended and Restated Common Stock Purchase Plan for Directors, which provides non-employee directors the election to receive all or a portion of their total fees in the form of the Corporation's common stock. Under the terms of this plan, 50,000 shares of common stock are reserved for issuance. Currently, directors are required to defer at least 30% of the retainer portion of their fees in the form of common stock. Directors elected to defer portions of their fees representing 3,551 and 6,328 shares of the Corporation's common stock under this plan during 1999 and 1998, respectively.

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


                             1999         1998       1997
                           --------      -------   --------
Risk-free interest rate       6.20%        5.40%      6.40%
Dividend yield                1.40%        1.80%      1.70%
Volatility factor            27.70%       17.90%     20.40%
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

For purposes of pro forma disclosure, the estimated fair value of the stock-based plans is amortized hypothetically over the vesting period of the related grant or award. The Corporation's pro forma information for the years ended December 31 is as follows:

(add 000, except per share)                 1999           1998        1997
--------------------------------         -----------------------------------
Basic earnings per common share:
   Net earnings                           $122,791       $113,658    $97,557
   Earnings per share                     $   2.63       $   2.45    $  2.12

Diluted earnings per
 common share:
   Net earnings                           $122,791       $113,343    $97,072
   Earnings per share                     $   2.62       $   2.43    $  2.10


NOTE K: LEASES

Total rent expense for all operating leases was $26,761,000, $23,460,000 and $19,700,000 for the years ended December 31, 1999,1998 and 1997, respectively. The Corporation's operating leases generally contain renewal and/or purchase options with varying terms. Total mineral royalties for all leased properties were $23,482,000, $19,988,000 and $17,750,000 for the years ended December 31,
1999,1998 and 1997, respectively. Future minimum rental and royalty commitments for all non-cancelable operating leases and royalty agreements as of December 31, 1999, are as follows:

           (add 000)
-----------------------
           2000                                    $   8,915
           2001                                        6,767
           2002                                        5,252
           2003                                        4,113
           2004                                        3,353
           Thereafter                                 41,575
                                                ------------
           Total                                   $  69,975
                                                ------------

NOTE L: SHAREHOLDERS' EQUITY

The authorized capital structure of Martin Marietta Materials, Inc., includes 10,000,000 shares of preferred stock with par value of $0.01 a share, none of which is issued currently; however, 100,000 shares of Class A Preferred Stock have been reserved in connection with the Corporation's Shareholders' Rights Plan. In addition, the capital structure includes 100,000,000 shares of common stock, with a par value of $0.01 a share. As of December 31, 1999 and 1998, there were approximately 46,715,000 and 46,621,000 shares, respectively, of the Corporation's common stock issued and outstanding. Approximately 8,307,000 common shares have been reserved for issuance under benefit and stock-based incentive plans.


PAGE 24 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

In 1999, the Corporation repurchased 322,300 shares of its common stock at public market prices at various purchase dates. The repurchase of shares was authorized under the Corporation's stock-based award plans' authorizations (see Note J). There were no shares repurchased in 1998 or 1997. Further, during 1999, the Corporation issued 311,100 restricted shares of common stock as part of an acquisition (see Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37).

Under the North Carolina Business Corporation Act, shares of common stock reacquired by a corporation constitute unissued shares. For financial reporting purposes, reacquired shares are recorded as reductions to issued common stock and to additional paid-in capital.

NOTE M: COMMITMENTS AND CONTINGENCIES

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters (see Note A and Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39), will have a material adverse effect on the results of the Corporation's operations or on its financial position.

ENVIRONMENTAL MATTERS. The Corporation's operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation's operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation's operations and such permits are subject to modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Corporation's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Corporation in the future.

The Corporation currently has no material provisions for estimated costs in connection with expected remediation costs or other environmental-related expenditures because it is impossible to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with present environmental-protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations (see Note A and Management's Discussion and Analysis of Financial Condition and Results of Operations on page 39).

LETTERS OF CREDIT. The Corporation has entered into a standby letter of credit agreement relating to workers' compensation self-insurance requirements. At December 31, 1999, the Corporation had a contingent liability on this outstanding letter of credit of approximately $6,700,000.


          MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation"), is the nation's second largest producer of construction aggregates and a leading producer of magnesia-based chemicals, refractories and dolomitic lime products, used in a wide variety of industries. The discussion and analysis that follows reflects management's assessment of the financial condition and results of operations of Martin Marietta Materials and should be read in conjunction with the audited consolidated financial statements on pages 12 through 25.

BUSINESS COMBINATIONS

In 1999, the Corporation completed ten transactions, excluding its new technology investment in Industrial Microwave Systems, for a combined $77.1 million in cash, stock and certain other consideration, that strategically expanded its aggregates, asphalt and ready mixed concrete businesses in Texas, Tennessee, Louisiana, Arkansas, West Virginia, Mississippi and Alabama. Of the ten transactions, two are particularly noteworthy. In Texas, the Corporation began serving the Dallas/Fort Worth area through the purchase of Marock, Inc. The Marock acquisition included a limestone quarry and a sand and gravel operation with annual production capacity of 4.5 million tons. The purchase also included three asphalt plants with annual capacity of 700,000 tons. The Corporation also acquired L.J. Earnest, Inc., with operations in Shreveport, Louisiana, and Texarkana, Arkansas. L.J. Earnest operates a major aggregates distribution yard, to which the Corporation was supplying aggregates via rail from Arkansas; three asphalt plants with annual capacity in excess of 800,000 tons; and two ready mixed concrete plants. L.J. Earnest is also a major road-paving contractor in Louisiana and Arkansas. Vertical integration -- that is, owning and operating facilities that use materials from the company's quarries -- is more common in the industry as the Corporation continues its expansion west of the Mississippi River. While management has no current plan to become a significant participant in the road-paving industry, the Corporation will continue to look selectively at acquisitions, like L.J. Earnest, that are complementary to the aggregates business.

The ten acquisitions in 1999 were accounted for under the purchase method of accounting, and the operating results of the businesses acquired were included with those of the Corporation from the acquisition dates forward. The Liquidity and Cash Flow discussion, which follows, outlines the impact of these acquisitions on financing and investing activities. During 1999,the Corporation finalized the purchase price allocation related to its acquisition of Redland Stone Products Company ("Redland Stone"). The Redland Stone acquisition, completed on December 4, 1998, for $272 million in cash plus normal balance sheet liabilities, subject to certain post-closing adjustments in working capital, and $8 million estimated for certain other assumed liabilities and transaction costs, has been included in operating results since the acquisition date. The post-closing adjustments related to working capital and other fair-value adjustments were finalized without a significant impact on the preliminary purchase price allocation.

Costs in excess of net assets acquired ("goodwill") represent the excess of the purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed if the facts and circumstances indicate potential impairment. If this review indicates that the carrying value of goodwill will not be recoverable, as determined based on estimated discounted cash flows of the business acquired over the remaining amortization period, goodwill is reduced by the estimated shortfall of cash flows. Goodwill is as follows at December 31:


          Costs in Excess of     % of Total   % of Shareholders'
         Net Assets Acquired       Assets           Equity
         -------------------     ----------   ------------------

            (in millions)
1999            $375.3             21.5%            48.5%
1998            $348.0             21.9%            52.1%

RESULTS OF OPERATIONS

The Corporation's Aggregates division's business is characterized by a high level of dependence on construction-sector spending; and the Magnesia Specialties product lines, particularly refractories and dolomitic lime products, are used principally within the steel industry. Therefore, the Corporation's operating results are highly dependent upon activity within the construction and steel-related marketplaces, both of which are subject to interest rate fluctuations and economic cycles within the public and private business sectors. Factors such as sea-

PAGE 26 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES sonal and other weather-related conditions also affect the Corporation's business production schedules and levels of profitability. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. Further, the Corporation's sales and earnings are predominantly derived from its Aggregates division. The following comparative analysis and discussion should be read in that context.

The Corporation's 1999 net earnings of $125.8 million, or $2.68 per diluted share, represent an increase of 9% over 1998 net earnings of $115.6 million, or $2.48 per diluted share. The 1998 net earnings were 17% higher than 1997 net earnings of $98.5 million, or $2.13 per diluted share. The Corporation's consolidated net sales of $1.259 billion in 1999 represent an increase of $201.1 million, or 19%,over 1998 net sales of $1.058 billion. The 1997 consolidated net sales were $900.9 million. Consolidated earnings from operations were $215.3 million in 1999 and $196.6 million in 1998, reflecting an increase of $18.7 million, or 10%, in 1999 and $33.8 million, or 21%,in 1998, both over the prior year. The Corporation's 1997 operating earnings were $162.8 million.

In 1999, the Corporation's results reflected the impact of weather-related events, changing agricultural and commercial construction demand, positive performance from the recently acquired Redland Stone and nonrecurring other income. Hurricane Floyd, and two other hurricanes that occurred in the third and fourth quarters, most significantly affected the Corporation's operations in its largest production state, North Carolina. Historic levels of flooding in North Carolina left seven quarries temporarily inoperable after the hurricanes. However, by the end of the year, all quarries had resumed normal operations. During this period, Hurricane Floyd continued to impact the level of sales in North Carolina, as well as increase production and transportation costs. Certain storm-related property damage and business interruption costs may be recovered under the Corporation's insurance program. Certain of these amounts were recorded as receivables at year end. Further, five weeks of unusually wet weather in the Midwest and Southeast during the second quarter of 1999 also contributed to relatively flat year-over-year volume at heritage operations and rising production costs.

The agricultural economy in the Midwest began to decline during the year and significantly affected performance during the third quarter, as farm commodity prices reached record low levels. Sales of agricultural-use lime and base road stone declined in Iowa, the Corporation's fourth largest production state. However, United States' federal government agricultural subsidies late in the year partially offset the decline in these product areas. Weaker-than-expected demand in commercial construction in the central region of the United States had further impact on the Corporation's performance during 1999.

Acquisitions, particularly Redland Stone, somewhat mitigated the impact of weather-related events and changing agricultural market and commercial construction demand. The Texas Department of Transportation was one of the country's leaders in utilizing federal-aid highway funds under the Transportation Equity Act for the 21st Century ("TEA-21"),with a backlog of engineered and approved projects awaiting funding. Favorable market conditions were experienced for all product lines as dry weather conditions in 1999 provided Redland Stone with the opportunity to work through a backlog of projects created from significant flooding in late 1998.

The Corporation's operating performance was negatively affected by declining sales and earnings in its Magnesia Specialties division. The division's sales and earnings continued to reflect the weak economic performance of the steel industry. Operating results were further reduced as management slowed production rates to better match production to declining sales volume.

The Corporation's operating margin of 17.1% in 1999 declined from 18.6% in 1998, primarily as a result of hurricane- and other weather-related costs and lower volumes at heritage aggregates operations (which exclude acquisitions that have not been included in prior-year operations for a full year). Lower margin asphalt, ready mixed and paving operations associated with certain acquisitions, along with Magnesia Specialties' declining results, also contributed to the operating margin reduction.


          MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 27

Other income and expenses, net, for the year ended December 31, 1999, was $18.4 million in income, compared to income of $1.3 million and $5.3 million in 1998 and 1997, respectively. In addition to other offsetting amounts, other income and expenses, net, is comprised generally of interest income, gains and losses associated with the disposition of certain assets, gains and losses related to certain accounts receivable, income from nonoperating services, costs associated with the commercialization of certain new technologies, and net equity earnings from nonconsolidated investments. In 1999, other income and expenses, net, includes nonrecurring settlements from antitrust claims and a higher-than-normal level of planned property sales, both principally relating to the Aggregates division. Further, beginning in the third quarter of 1999, income from certain nonoperating services was recorded as operating income, as the activities associated with these services became a recurring feature of business operations. The prospective classification between operating and nonoperating income did not materially affect operating earnings.

[GRAPH]

   1999 Aggregates Division Markets

      48% Infrastructure
      17% Residential
      28% Commercial
       7% Chemical, Railroad Ballast & Other


Interest expense for the year ended December 31, 1999,was $39.4 million. This represents an increase of $15.7 million, or 66%,in 1999 over 1998. Interest expense was $23.8 million in 1998,an increase of $6.9 million, or 41%, over 1997 interest expense of $16.9 million. The increased interest expense in 1999 results primarily from the full-year impact of borrowings to finance the acquisition of Redland Stone. The interest expense increase from 1998,as compared to 1997, resulted primarily from additional borrowings to finance the acquisition of Redland Stone, coupled with the full-year impact of borrowings to finance the acquisition of American Aggregates Corporation ("American Aggregates"), which was consummated in May 1997.

The Corporation's effective income tax rate for 1999 was 35.3%,compared with 33.6% in 1998 and 34.8% in 1997. The variance in the effective income tax rates for these years, when compared to the federal corporate tax rate of 35%,is due to the effect of several factors. In this regard, the Corporation's effective tax rates for these years reflect the impact of differences in financial and tax accounting arising from the net permanent benefit associated with the depletion allowances for mineral reserves, nondeductible amortization of certain good-will balances, foreign operating earnings, and earnings from nonconsolidated investments. As expected, the 1999 effective tax rate increased as a result of the Redland Stone acquisition, principally from the amortization of nondeductible goodwill.

The Corporation's debt-to-capitalization ratio decreased from 48% at December 31, 1998,to 45% at December 31, 1999, with total debt, including commercial paper obligations, increasing from $617.8 million to $641.7 million, and shareholders' equity increasing from $667.7 million to $774.0 million. During 1999,the Corporation paid common stock dividends of $24.3 million, or $0.52 per common share. Additional information regarding the Corporation's debt and capital structure is contained in Note F to the audited financial statements on page 19 and under "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 36 through 39.

BUSINESS ENVIRONMENT

The Corporation's principal lines of business include Martin Marietta Aggregates, which primarily serves commercial customers in the construction aggregates-related markets, and Martin Marietta Magnesia Specialties, which manufactures and markets magnesia-based products and dolomitic lime, principally for use in the steel industry. These businesses are strongly affected by activity within the construction and steel-related marketplaces, respectively, both of which represent industries that are cyclical in nature.

The Aggregates division markets its products primarily to the construction industry, with approximately half of its aggregates


PAGE 28 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES shipments made to contractors in connection with highway and other public infrastructure projects and the balance of its shipments made primarily to contractors in connection with commercial and residential construction projects. Accordingly, the Corporation's profitability is sensitive to national, as well as regional and local, economic conditions, and particularly to cyclical swings in construction spending. The cyclical swings in construction spending are affected by fluctuations in interest rates, changes in the levels of infrastructure funding by the public sector and demographic and population shifts. Further, the Corporation's asphalt, ready mixed and road paving operations generally follow trends in the construction industry. Due to the high level of fixed costs associated with aggregates production, the Corporation's operating leverage can be substantial.

[GRAPH]


(1) Aggregates Division Capacity
    (in millions of tons)

      1995       117.3
      1996       120.0
      1997       165.8
      1998       222.6
      1999       233.7

    Note: 1999 and 1998 include 25 million tons from the Meridian investment.

(2) United States Aggregates Consumption
    (in millions of tons)

                  Crushed Stone        Sand & Gravel         Total
                  -------------        -------------         -----

      1995           1,389                 1,003             2,392
      1996           1,437                 1,008             2,445
      1997           1,565                 1,046             2,611
      1998           1,664                 1,190             2,854
      1999 (est.)    1,700                 1,211             2,911

While construction spending in the public and private market sectors is affected by changes in economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are less interest-rate sensitive than private-sector spending, and generally improved levels of funding have enabled highway and other infrastructure projects to register improvement over the past few years. The Corporation believes publicworks projects consumed more than 50% of the total annual aggregates consumption in the United States during 1999. This has consistently been the trend in construction spending for each year since 1990. Additionally, since public sector-related shipments account for almost 50% of the Corporation's 1999 aggregates shipments, the Aggregates division also enjoys the benefit of the high level of public-works construction projects. Accordingly, the Corporation's management believes the Corporation's exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened somewhat by the division's broad mix of public sector-related shipments.

Public-sector construction projects are funded through a combination of federal, state, and local sources, with TEA-21 providing the principal source of federal funding. Congress passed TEA-21 legislation on June 9, 1998. TEA-21 provides federal transportation funding authorization of $218 billion ($168 billion for highway construction and $50 billion for other programs) over a six-year period ending in 2003. TEA-21 increases funding by approximately 40% over the prior federal funding level and increases funding for highway construction alone by an average of 44%.

In a change from previous legislation, TEA-21 provides a minimum funding guarantee firewall for the Highway Account of the Highway Trust Fund and minimum percentage of funding guarantees for each state. TEA-21 requires that 100% of the federal gasoline tax revenues collected be directed into the Highway Trust Fund as a minimum funding guarantee. However, Congress must annually appropriate highway funding levels and could choose to fund at a level below the minimum funding guarantee. Further, TEA-21 includes a revised highway funding distribution formula that guarantees that each state will receive a minimum percentage of highway funding, equal to 90.5% of the state's share of total gasoline tax contributions. Many states in the South are expected to experience an increase in funding in excess of the 44%

           MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 29 national average as a result of the revised highway funding distribution formula. Highway construction spending is expected to increase further as state departments of transportation match, as required, the federal funds received under TEA-21.

The federal transportation appropriation bill for fiscal 2000 fully funded the guaranteed highway funding level authorized under TEA-21 of $26.7 billion. Further, the fiscal 2000 transportation appropriations bill includes an additional $1.5 billion for guaranteed highway funding. The additional $1.5 billion of guaranteed funding results from the adjustment of TEA-21 Federal-Aid Highways authorizations as gasoline tax receipt projections were amended to reflect actual receipts.

However, to balance the federal budget, federal funding for fiscal 2000 appropriations is subject to a 0.38% across-the-board spending reduction provision for all federal agencies. The spending reduction provides the Clinton Administration with the flexibility to determine which programs within each federal agency will be reduced but would prevent any program from being reduced by more than 15%. TEA-21 transportation appropriations will be reduced by $105.2 million for fiscal 2000. Further, the 2001 Transportation Budget released by the Clinton Administration proposes to reallocate a portion of the additional $3.0 billion of guaranteed highway funding between TEA-21 and non-TEA-21 transportation programs. These and other potential proposals may impact the additional funding available for the Highway Fund. There is no assurance that Congress will continue to follow the TEA-21 legislated minimum funding guarantee firewall. Management currently believes that reductions in TEA-21 funding, if any, will not have a significant impact on the Corporation.

The Corporation's six largest production states are expected to experience an approximately 55% increase in six-year weighted average annual public-works construction funding under TEA-21 (see graph) as compared to the prior bill. As expected, TEA-21 did not significantly impact operations in 1999. However, management expects that the ultimate level of spending for publicworks construction projects will continue to increase in 2000 as a result of TEA-21. In the Corporation's survey of transportation departments across its production states, management reaffirmed its TEA-21 expectations. Those expectations include that most states are utilizing federal TEA-21 funding obligations, have the ability to raise the needed matching funds and are experiencing an increase in highway projects. However, the highway projects are more complex in nature and require more extensive feasibility, engineering and environmental studies before letting contracts and beginning construction. Many transportation departments, based on the survey, are increasing the utilization of consultants to handle engineering and environmental work for these additional projects. Therefore, as expected, there is a lag between the appropriation of highway funds and the actual commencement of construction. Annual highway funds under all TEA-21 programs are available for obligation within a four-year period, including the year of appropriation. Once obligated, TEA-21 funds are available until expended. The Corporation's capital expansion program is focused on taking advantage of the TEA-21 growth through investment in both permanent and portable quarrying operations. However, there is no guarantee that the Corporation will fully benefit from the expected increase in public-works construction projects.

[GRAPH]

TEA-21 Funding Increases
Six largest Aggregates division production states

      NC             55%
      TX             61%
      OH             37%
      IA             43%
      GA             70%
      IN             52%
      Wtd. Avg.      55%

Because of the Aggregates division's operations in the southeastern, southwestern, midwestern and central regions of the nation, the division's -- and, consequently, the Corporation's -- operating performance and financial results depend on the strength of these specific regional economies. In recent years, the economic growth in these regions of the United States, particularly in the Southeast and Southwest, has been generally strong. However, if federal appropriation levels are reduced, if a reduction occurs in state and local spending, or if the specific regional economies decline, similar to the impact experienced in the Midwest as a result of a declining agricultural economy, the Aggregates division could be adversely affected.

PAGE 30 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

The general economy, spurred by rising business productivity, strong consumer spending, improving foreign economies and negligible inflation, outside of certain sectors, has exceeded the previously-set record expansion of 106 months, which occurred during the 1960's. Further, the Federal Reserve, as a result of controlled inflation, continues to have the flexibility to adjust monetary policy and sustain the economic growth curve. Therefore, generally, economists expect the U.S. economy to continue to grow in 2000 at, or slightly lower than, the level in 1999. Management believes that the construction industry will continue to benefit from enhanced public-works construction funding. Management also expects growth in commercial construction, albeit slower growth than in 1999. However, within the construction industry, the anticipated increases in public-works and commercial construction could be offset by potential decreases, triggered by anticipated higher interest rates, in the residential construction markets. However, as discussed previously, public-works construction spending is principally driven by the level of gasoline tax revenues and the appropriation guidelines under TEA-21. As such, the volatility of public-works construction spending to interest-rate changes is somewhat mitigated.

Currently, management believes the construction industry's overall consumption levels and the Corporation's heritage production and shipments will grow by 2% to 4% in 2000. However, there is no assurance that these levels will be achieved or will continue. Over the next five years, management expects that the Aggregates division's business and financial results will continue to grow, as a result of increased infrastructure construction spending generated by TEA-21,coupled with moderate growth in residential and commercial construction. Further, the Aggregates division will generally follow national, regional and local general economic, construction and industry trends.

The aggregates industry expansion and growth is also subject to increasing challenges from environmental and political advocates who want to control the pace of future development and preserve open space. Rail and other transportation alternatives are being supported by these groups as solutions to mitigate traffic congestion and overcrowding.

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States' national air pollution control program that granted the Environmental Protection Agency ("EPA") the authority to set limits on the level of various air pollutants. Recently, environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, asserting that highway construction should be delayed until the municipal area is in compliance with the Clean Air Act. For example, during 1999 in the Atlanta, Georgia, metro area, 44 of 61 funded highway projects were delayed because of nonattainment of air pollutant standards. The EPA lists ten major metropolitan areas in the Corporation's markets, including Atlanta and Houston/Galveston, Texas, as nonattainment areas with deadlines to reduce air pollutants or face fines or control by the EPA. Other environmental groups have published lists of targeted municipal areas, including areas within the Corporation's marketplace, for environmental and suburban growth control. The impact of these initiatives on the Corporation's growth is typically localized, and further challenges are expected as these initiatives gain momentum.

Seasonal changes and other weather-related conditions on business production schedules can also significantly affect the aggregates industry. Consequently, the Aggregates division's production and shipment levels coincide with general construction activity levels, most of which occur in the division's markets, typically in the spring, summer and fall. The division's operations that are concentrated principally in the north central region of the Midwest generally experience more severe winter weather conditions than the division's operations in the Southeast and Southwest.

The Corporation's management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. The Corporation's Board of Directors and management continue to review and monitor the Corporation's strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, building market share in the Corporation's core businesses and pursuing new technological opportunities that are related to the Corporation's existing markets.


           MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 31

During 1999,the Corporation expanded its market opportunities by consummating ten transactions for the acquisition of aggregates, asphalt, ready mixed concrete or road paving operations, and either opened, or began the process of opening, three quarry locations - known as greensiting - in the Southeast and Midwest.

The Corporation's aggregates reserves, including its investment in Meridian Aggregates Company ("Meridian"), exceed 50 years of production based on current levels of activity.

Through its Magnesia Specialties division, the Corporation also manufactures and markets magnesia-based products, including heat-resistant refractories products for the steel industry and magnesia-based chemicals products for industrial, agricultural and environmental uses, including wastewater treatment and acid neutralization. Magnesia Specialties' products, particularly refractories products and dolomitic lime, which are used within the steel industry, currently account for approximately 68% of the division's net sales. Accordingly, the division's profitability is dependent on the production of steel and the related marketplace, and a significant portion of the division's product pricing structure is affected by current business economic trends within the steel industry. Further, due to the high level of fixed costs associated with production, the division's operating leverage can be substantial.

In 1999, particularly in the second half of the year, the United States' steel industry began to show signs of improvement. Foreign steel imports that flooded the United States' markets in 1998 slowed during the year as these foreign economies began to improve. Although the United States assisted in slowing foreign imports by reaching agreements with select foreign countries, no broad tariffs or duties were passed to provide long-term restriction of foreign steel imports.

[GRAPH]

Raw Steel Production and Imports
(in millions of short tons)

                 North American Production    U.S. Imports         Total
                 -------------------------    ------------         -----

    1995                   134.1                  27.2             161.3
    1996                   136.0                  32.1             168.1
    1997                   138.2                  34.4             172.6
    1998                   140.9                  41.5             182.4
    1999 (est.)            140.7                  35.7             176.4

The Magnesia Specialties division's steel-related products areas' performance followed the steel industry's performance. Refractories and dolomitic lime products, as expected, continued to experience declining volumes and sales during 1999 as a result of instabilities in the steel industry. While refractories and dolomitic lime volumes and sales improved in the second half of 1999, compared with the second half of 1998, pricing pressures continued as the steel industry exercised its pricing power. Also, consolidation among manufacturers of refractory brick may remove a significant periclase customer from the market in the near term.

The division's chemicals products achieved record volume and sales in 1999 as a result of increased sales in chemicals used as flame retardants and in wastewater treatment. The division also added several new customers that utilize magnesia to reduce stack pollution. Further, improving Asian economies reduced the global pressures experienced in the chemicals products area during 1998. However, competitive pricing pressures continued throughout 1999.

As expected, sales and earnings for the division declined in 1999; however,the second half of 1999 began to show marked improvement compared to the previous twelve-month period. The division's performance will continue to be directly tied to the steel industry and, although improving, the absence of federal restrictions on foreign steel imports continues to weaken prospects for long-term improvements. Therefore, management expects competitive pressure within its steel-related products areas to continue throughout 2000. Management further expects continued growth in its chemicals products in 2000, offset somewhat by competitive pricing pressures. While management expects sales and earnings from operations of the Magnesia Specialties division to improve in 2000, management does not expect a full return to 1998's and previous years' performances. The Corporation continues to explore opportunities, including possible divestiture of all or part of the Magnesia Specialties division, with a goal of creating additional value for the Corporation. However, there can be no assurance that management will continue to pursue these opportunities, if any.


PAGE 32 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

Approximately 16% of the Magnesia Specialties division's products are sold in foreign jurisdictions, with no single country accounting for 10% or more of the division's sales. While the division's products are manufactured and sold principally in the United States, the division also markets its products in the Canadian, Mexican, European (principally England and Germany) and Pacific Rim (primarily Korea) markets. As a result of these foreign market sales, the division's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the division distributes its products. To mitigate the short-term effects of changes in currency exchange rates on the division's operations, the division principally uses the U.S. dollar as the functional currency in substantially all foreign transactions. However, adverse general economic conditions within a foreign market where the Magnesia Specialties division conducts business could have a negative impact on the division's results of operations.

To mitigate its exposure to market dependence on the steel industry, the division's management has taken steps to emphasize new product development and concentrate on additional products for use in environmental, agricultural and other industrial applications and transition its existing products toward higher margin specialty applications.

The four-year union contract for the division's employees at its major operating facility in Manistee, Michigan, was ratified in August 1999. The union contract for the division's employees at its Woodville, Ohio, operating facility expires in June 2000.

The Corporation continued research and development activities during 1999 in several technological product areas. Composite materials have been used for bridge deck installation and replacement, and research is continuing in a variety of other construction-related uses. Management believes that additional funds for innovative technologies in roadways, from the TEA-21 program, offer opportunities to put new bridge decks in service and to focus more attention on the long-life and low-maintenance costs expected from the composite materials. The Corporation also made an investment in a start-up company in 1999, Industrial Microwave Systems ("IMS"). IMS has proprietary technology for use in industrial heating and drying applications, as well as food processing and aseptic packaging. Commercial viability of these technological product areas is not assured.

As expected, the Corporation had limited revenue in 1999 for both ECO-MIN(R) fertilizer, a patented soil remineralization product, and SC27(TM) soil inoculant, a microbial soil enhancer, both used to enhance plant growth, along with a laser-measuring device for use in measuring refractory thickness in steel production furnaces. Further, as expected, these technologies did not generate profits in 1999. Commercialization of microwave technology, used for cleaning ready mixed concrete equipment, has been deferred for the near future as research and development continues. The Corporation will continue to pursue opportunities that provide proprietary technology in high growth-rate markets that it understands, that require limited research and development with minimal capital investment relative to revenue and profit generation potential, and that have the potential to provide above-average returns while minimizing risk. There can be no assurance that these technologies can achieve profitability.

Generally, the impact of inflation on the Corporation's businesses has become less significant with the benefit of continued lower inflation rates in recent years. However, energy sector inflation affects the cost of transportation and asphalt production. Wage inflation, triggered by low unemployment and the resulting increase in labor costs, is somewhat mitigated by increases in productivity. Generally, when the Corporation incurs higher costs to replace productive facilities and equipment, increased capacity and productivity and various other offsetting factors generally counterbalance increased depreciation costs.

The Corporation's management successfully completed the conversion of its information technology computer hardware and software and its non-information technology equipment to enable effective functioning on and after January 1, 2000. The total costs for the year 2000 system conversion were $3.7 million, $1.1 million in 1999 and $2.6 million in 1998, all funded from operating cash flows. The Corporation's focus is now directed at replacing its existing systems with an enterprise-wide information solution. In 2000,the Corporation


           MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 33 expects to complete the needs assessment and system selection. However, system implementation will take a period of three to five years.

DISCUSSION OF BUSINESS SEGMENTS

The Corporation conducts its operations through two reportable business segments: Aggregates and Magnesia Specialties. The Aggregates division is the second largest producer of construction aggregates in the United States. The Corporation's sales and earnings are predominantly derived from its aggregates segment which processes and sells granite, sandstone, limestone, sand and gravel and other aggregates products for use primarily by commercial customers. The division's products are used principally in domestic construction of highways and other infrastructure projects and for commercial and residential buildings. The Aggregates division also includes the operations of its other construction materials businesses. These businesses, acquired through continued selective vertical integration by the Corporation, include primarily asphalt, ready mixed concrete and road paving operations. The Corporation's Magnesia Specialties division produces refractories materials and dolomitic lime used in domestic and foreign basic steel production and chemicals products used in domestic and foreign industrial, agricultural and environmental applications. The magnesia-based products segment generally derives a major portion of its sales and earnings from the products used in the steel industry.

The Corporation's evaluation of performance and allocation of resources is based primarily on earnings from operations. Earnings from operations is total revenue less operating expenses; selling, general and administrative expenses; and research and development, and excludes interest expense and other income (expense). The accounting policies of the reportable segments are the same as those described in Note A to the audited financial statements on pages 16 through 18. Assets employed by segment include assets directly identified with those operations. Corporate headquarters' assets consist primarily of cash and cash equivalents, and property, plant and equipment for corporate operations. Substantially all debt, and the related interest expense, is held at corporate headquarters. Property additions include property, plant and equipment that has been purchased through acquisitions in the amount of $44,747,000 in 1999, $154,445,000 in 1998 and $174,339,000 in 1997.

The following tables display selected financial data for the Corporation's reportable business segments for each of the three years in the period ended December 31,1999.

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT

year ended December 31
(add 000)


NET SALES

                                    1999                1998                1997
                              ----------          ----------          ----------
Aggregates                    $1,125,636          $  920,767          $  760,702
Magnesia Specialties             133,191             136,924             140,161
                              ----------          ----------          ----------
Total                         $1,258,827          $1,057,691          $  900,863
                              ==========          ==========          ==========


GROSS PROFIT

                                    1999                1998                1997
                              ----------          ----------          ----------
Aggregates                    $  283,998          $  249,516          $  202,197
Magnesia Specialties              26,701              32,132              33,072
                              ----------          ----------          ----------
Total                         $  310,699          $  281,648          $  235,269
                              ==========          ==========          ==========


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                    1999                1998                1997
                              ----------          ----------          ----------
Aggregates                    $   75,568          $   64,106          $   52,062
Magnesia Specialties              17,053              17,935              17,031
                              ----------          ----------          ----------
Total                         $   92,621          $   82,041          $   69,093
                              ==========          ==========          ==========



EARNINGS FROM OPERATIONS

                                    1999                1998                1997
                              ----------          ----------          ----------
Aggregates                    $  208,011          $  184,648          $  148,944
Magnesia Specialties               7,278              11,906              13,826
                              ----------          ----------          ----------
Total                         $  215,289          $  196,554          $  162,770
                              ==========          ==========          ==========


ASSETS EMPLOYED

                                    1999                1998                1997
                              ----------          ----------          ----------
Aggregates                    $1,598,948          $1,423,031          $  959,883
Magnesia Specialties             105,362             117,549             115,682
Corporate headquarters            38,264              48,009              30,148
                              ----------          ----------          ----------
Total                         $1,742,574          $1,588,589          $1,105,713
                              ==========          ==========          ==========


DEPRECIATION, DEPLETION AND AMORTIZATION

                                    1999                1998                1997
                              ----------          ----------          ----------
Aggregates                    $  114,457          $   89,487          $   70,552
Magnesia Specialties               8,468               8,738               8,716
Corporate headquarters             1,829                 540                 452
                              ----------          ----------          ----------
Total                         $  124,754          $   98,765          $   79,720
                              ==========          ==========          ==========


PROPERTY ADDITIONS

                                    1999                1998                1997
                              ----------          ----------          ----------
Aggregates                    $  177,318          $  260,112          $  248,215
Magnesia Specialties               3,942               6,874              11,072
Corporate headquarters             1,307              11,385               1,492
                              ----------          ----------          ----------
Total                         $  182,567          $  278,371          $  260,779
                              ==========          ==========          ==========

PAGE 34 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

AGGREGATES. The Aggregates division's sales increased 22% to $1.126 billion for the year ended December 31,1999, compared with the prior year's sales. This increase in sales reflects a 15.7 million-ton increase in total aggregates tons shipped during 1999 to 165.2 million tons. The acquisition of Redland Stone and other acquisitions made during 1998 and 1999 accounted for all of the increase in total tons shipped. The division's heritage operations, which exclude acquisitions that have not been included in prior-year operations for a full year, experienced pricing improvements during 1999 of approximately 4% in average net selling price, while the division's overall average net selling price increased 3.6% when compared with prior year's prices. As in 1998, the pricing structure in acquired operations reflects lower overall net average selling prices, principally because of differences in product groups, production costs, demand and competitive conditions when compared with product sales from the Corporation's heritage operations.

The division's operating earnings for the full year 1999 increased 13% to $208.0 million from the prior year's earnings from operations of $184.6 million. As discussed previously in the Results of Operations section of this Management's Discussion and Analysis, the division's operating earnings for the year increased principally as a result of the acquisition of Redland Stone, which was somewhat offset by the impact of weather-related events and weakening agricultural and commercial construction demand.

For the year ended December 31, 1998 ,the Aggregates division had net sales of $920.8 million, which were $160.1 million or 21% higher than the 1997 net sales of $760.7 million. This improvement reflects a 20.4 million-ton increase in total tons shipped during 1998 to 149.5 million-tons and reflects an increase of approximately 3% in the division's overall average net selling price when compared with the prior year's. Earnings from operations in the year were $184.6 million, an increase of 24% over the division's operating earnings for 1997. The division's operating profits during the year reflected continued record volume, price increases at heritage locations and growth from acquisitions. 1997 operating results reflect an approximately 4% increase in prices and certain operating performance improvements both in its heritage operations, as well as synergies achieved in the acquired businesses, which were offset somewhat by costs associated with higher levels of greensiting activities during the year.

MAGNESIA SPECIALTIES. For the year ended December 31,1999, the Magnesia Specialties division had sales of $133.2 million, a decrease of $3.7 million, or 3%,from 1998 sales of $136.9 million. The division's earnings from operations for 1999 of $7.3 million were down $4.6 million, or 39%,when compared to 1998 earnings from operations of $11.9 million. As discussed earlier, during 1999 the division continued to feel the effects of poor performance in the steel industry. The division's steel-related products areas experienced declining volumes and competitive pricing pressures that continued to depress 1999 sales and earnings. In spite of global pricing pressures, the division's chemicals products achieved record volume and net sales and achieved strong earnings in 1999. As expected, the division's operating earnings in 1999 were also negatively affected as production rates were slowed to adjust production levels to anticipated sales volume. Currently, although selective inventory reductions continue, management believes it has stabilized its inventory and production levels.

Magnesia Specialties division's 1998 net sales of $136.9 million were 2% below the prior year's. The division's operating earnings for 1998 of $11.9 million were 14% below the 1997 operating earnings. The division experienced softening in its refractories and dolomitic lime products as a direct result of decreased steel production from United States mills. While U.S. steel demand was strong, foreign imports, principally from Japan, Korea, Russia and Brazil, supplied a substantially increased percentage of U.S. demand. Also, worldwide competition in the periclase and chemicals products areas intensified. As a result, sales and operating earnings declined significantly during the year, despite favorable operations. The division's 1998 operating earnings were also negatively affected by the operating losses of a calcium carbonate grinding facility that was closed at the end of the year. The Magnesia Specialties division's 1997 net sales of $140.2 million were 7% above the prior year. Shipment levels for all of the division's product lines

           MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 35 increased in 1997 and the division experienced some modest pricing improvements when compared with the year-earlier period. The division's operating earnings for 1997 of $13.8 million were 23% over the 1996 operating earnings.


LIQUIDITY AND CASH FLOWS

A primary source of the Corporation's liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was $223.7 million in 1999, as compared to $222.6 million in 1998 and $195.6 million in 1997. These cash flows were derived, substantially, from net earnings before deduction of certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets, as well as from changes in operating assets and liabilities.

[GRAPH]

Consolidated Operating Cash Flow
(in millions)

  1995       $128.6
  1996       $134.9
  1997       $195.6
  1998       $222.6
  1999       $223.7

Working capital increases for 1999 included in the above-referenced changes in operating assets and liabilities, were due primarily to increases in Aggregates division inventories as a result of expected increases in demand in 2000 and an increase in accounts receivable balances primarily associated with the increased level of sales. The 1998 working capital increases included in changes in operating assets and liabilities reflect an increase in the Magnesia Specialties division's inventory as a result of strong production in 1998, coupled with reduced demand in certain product areas, and a decrease in overall trade accounts payable balances, partially offset by a decrease in accounts receivable balances resulting from accelerated cash collections. The 1997 working capital increases included in changes in operating assets and liabilities reflect increases in accounts receivable balances resulting from increased sales volume activity, offset by increased trade accounts payable balances and reduction of inventory balances on hand at the end of the year. In addition to other offsetting amounts, other assets and liabilities, net, in 1999, changed principally due to the decline in the rate of increase in certain self-insurance reserves, as compared to a significant increase in 1998 as a result of higher-than-average claims.

Net cash used for investing activities was $214.6 million in 1999, a decrease of $291.3 million from $505.8 million reported in 1998. Of that amount, the Corporation used $77.1 million for the purchase of ten Aggregates division-related acquisitions, compared with $347.9 million in 1998 that financed the acquisition of Redland Stone and nine other acquisitions, and $279.1 million in 1997 that included the acquisition of American Aggregates and eight smaller acquisitions. Other investing activities in 1999 included the Corporation's 19% investment in Industrial Microwave Systems and loans to Meridian, among other things, while the same activities, in 1998, principally included the Corporation's initial investment in Meridian. Additions to property, plant and equipment, excluding acquisitions, of $137.8 million, were 11% higher in 1999, compared with 1998. Comparable full-year capital expenditures were $123.9 million in 1998 and $86.4 million in 1997, with this increase primarily as a result of the impact of American Aggregates, which was acquired in May 1997, and capacity expansion projects. The Corporation's acquisition and capital expenditures reflect planned strategic growth and capital spending activities that are consistent with management's strategy for investment and expansion within the consolidating aggregates industry. For the year 1999, the Corporation's management had anticipated a more significant increase in property, plant and equipment additions. However, as planned growth in the heritage operations was delayed due to weather-related conditions and softening commercial and agricultural markets, management scaled back capacity expansion to better match the timing of market expansion. Through January 1997, the Corporation's cash and cash equivalents balances were invested under a cash management agreement with its former parent, Lockheed Martin Corporation (see Note A to the audited financial statements on pages 16 through 18). During the year ended December 31, 1997, the Corporation reduced the balance of cash and cash equivalents invested with Lockheed Martin Corporation by $23.8 million.


PAGE 36 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

Approximately $20.3 million of cash was used for financing activities during 1999,compared with $279.2 million and $160.7 million of cash provided by financing activities in 1998 and 1997,respectively. The Corporation incurred $14.7 million of net indebtedness in 1999,excluding $9.2 million reflected in acquisitions, net, principally in connection with the ten acquisitions completed during the year. The Corporation used cash of $12.7 million during 1999 to finance the repurchase of 322,300 shares of its common stock at public market prices at various purchase dates. The repurchase of shares was authorized under the Corporation's 6.0 million-share authorization from the Board of Directors for the Stock-Based Award Plan and the Amended Omnibus Securities Award Plan. There were no shares repurchased in 1998 or 1997. Further, during 1999,the Corporation issued stock under its stock-based award plans, as well as issuing approximately 311,100 restricted shares of common stock, along with other consideration to purchase L.J. Earnest, Inc. Comparable cash provided by issuance of common stock was $1.9 million in 1998,principally for the stock-based award plans and an acquisition; and $0.2 million in 1997. Excluding commercial paper obligations,$9.7 million of long-term debt will mature in 2000. In 1999,the Board of Directors approved total cash dividends on the Corporation's common stock of $0.52 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.13 a share.

During 1998,the Corporation incurred $302.3 million of net indebtedness, principally in connection with the consummation of the Redland Stone acquisition, which was financed initially through the issuance of United States' commercial paper. A portion of the commercial paper borrowings was repaid, with the proceeds obtained from the private placement of 5.875% Notes due December 1,2008,issued in the aggregate principal amount of $200 million. The private placement borrowings remained outstanding at December 31,1998,and were publicly registered in 1999. In 1997,the Corporation paid net cash consideration of $242 million for the acquisition of all of the outstanding common stock of American Aggregates. The sources of funds for this acquisition were a combination of borrowings under revolving credit facilities and the issuance of commercial paper. The Corporation subsequently issued $125 million of long-term debt securities, the net proceeds of which were used to repay amounts outstanding under the revolving credit agreements and to reduce the amount of commercial paper outstanding.

CAPITAL STRUCTURE AND RESOURCES

Long-term debt, including current maturities of long-term debt and commercial paper, increased to $641.7 million at the end of 1999 from $617.8 million at the end of 1998. Total debt represented approximately 45% of total capitalization at December 31,1999,compared with 48% at December 31, 1998. The Corporation's debt is in the form of publicly and privately issued long-term fixed-rate notes and debentures and United States' commercial paper (see Note F to the audited consolidated financial statements on page 19). Shareholders' equity grew to $774.0 million at December 31, 1999,from $667.7 million at December 31,1998.

The Corporation has $450 million in revolving credit facilities, which are syndicated through a group of commercial domestic and foreign banks, and a United States commercial paper program with available funds of a comparable amount. The credit facilities consist of a five-year, unsecured revolving credit agreement in the amount of $150 million (the "Long-Term Credit Agreement") which expires in January 2002 and a 364-day unsecured revolving credit agreement in the amount of $300 million (the "Short-Term Credit Agreement"), which expires in August 2000 (see Note F to audited consolidated financial statements on page
19).The Corporation's management believes it will be able to amend its Short-Term Credit Agreement for an additional 364-day period beyond August 2000.

No borrowings were outstanding under either of the revolving credit agreements at December 31,1999. However, the Long- and Short-Term Credit Agreements support commercial paper borrowings of $180 million outstanding at December 31,1999,of which $150 million has been classified as long-term debt on the Corporation's consolidated balance


           MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 37 sheet, based on management's ability and intention to maintain this debt outstanding for at least one year. The remaining outstanding commercial paper of $30 million has been classified as current on the Corporation's consolidated balance sheet.

As discussed earlier, the Corporation's operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates (see "Business Environment" on pages 28 through 34). Aside from these inherent risks from within its operations, the Corporation's earnings are affected also by changes in short-term interest rates, as a result of its outstanding commercial paper obligations and temporary cash investments, including overnight investments in Eurodollars. However, management believes that the Corporation's exposure to short-term interest rate market risk is not material.

Long-term interest rates influence assumptions used to develop the costs for the Corporation's employee retirement and postretirement benefit plans. The Corporation's management anticipates a reduction in pension and postretirement benefit expense in 2000.This reduction is a result of the increased discount rate for the retirement and postretirement benefit plans, favorable 1999 investment returns on employee retirement plan assets and the changes to the postretirement benefit plan. There is no assurance that retirement and postretirement expense reductions will continue due to the underlying volatility of interest rates and investment returns (see Note I to the audited consolidated financial statements on pages 20 through 23).

Certain agreements expose the Corporation to foreign currency fluctuations. However, management believes this exposure is not material to the Corporation.

The Corporation has entered into a standby letter of credit agreement relating to workers' compensation self-insurance requirements. On December 31,1999,the Corporation had a contingent liability on this outstanding letter of credit of approximately $6.7 million.

The 5.875% Notes, with an effective rate of 6.03%,that were issued in December 1998 through private placement in connection with the acquisition of Redland Stone were subsequently registered with the Securities and Exchange Commission (the "Commission") in February 1999.The initial purchasers in the private placement offering exchanged their outstanding notes for registered notes with substantially identical terms.

Currently, the Board has granted management the authority to file a universal shelf registration statement with the Commission for up to $500 million in issuance of either debt or equity securities. However, management has not determined the timing when, or the amount for which, it may file such shelf registration. In January 2000,the Corporation terminated and deregistered the unissued debt securities in its $300 million effective shelf registration on file with the Commission that had up to $50 million of debt securities outstanding.

Martin Marietta Materials' internal cash flows and availability of financing resources, including its access to capital markets, both debt and equity, and its revolving credit agreements, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, to cover debt service requirements, to meet capital expenditures and discretionary investment needs and to allow for payment of dividends for the foreseeable future. The Corporation's ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions.

The Corporation may be required to purchase some or all of the other investors' interests in Meridian in 2000. The other investors, by the terms of the original investment agreement consummated in 1998,have an annual option to require the Corporation to purchase their interests, at a predetermined formula price, beginning December 31,2000. The required purchase option is accelerated in the event of the death of an investor. The Corporation may finance the acquisition of the remaining Meridian interests in the public or private markets.

The Corporation's senior unsecured debt has been rated "A" by Standard & Poor's and "A3"by Moody's. The Corporation's $450 million commercial paper program is rated "A-1"by Standard & Poor's,"P-2"by Moody's and "F-1"by Fitch IBCA,


PAGE 38 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

Inc. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.

ENVIRONMENTAL MATTERS

The Corporation's operations are subject to and affected by federal, state and local laws, and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation's operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation's operations, and such permits are subject to modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Corporation's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Corporation in the future.

The Corporation records appropriate financial statement accruals for environmental matters in the period in which liability is established and the appropriate amount can be estimated reasonably. Among the variables that management must assess in evaluating costs associated with environmental issues are the evolving environmental regulatory standards. The nature of these matters makes it difficult to estimate the amount of any costs that may be necessary for future remedial measures. The Corporation currently has no material provisions for estimated costs in connection with expected remediation or other environmental-related expenditures because it is impossible to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with present environmental-protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations (see Note M to the audited consolidated financial statements on page 25).

NEW ACCOUNTING STANDARDS

In June 1998,the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"),which is required to be adopted in years beginning after June 15,1999.The FASB amended FAS 133 to defer the effective date of adoption until all fiscal quarters of all fiscal years beginning after June 15, 2000.Statement of Financial Accounting Standards No.137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133,was issued in June 1999.Because of the Corporation's minimal use of derivatives, if any, management does not anticipate that the adoption of FAS 133 will have a significant impact on net earnings or the financial position of the Corporation.

CAUTIONARY STATEMENTS

This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those arising out of economic, climatic, political, regulatory, competitive and other factors. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation's filings with the Securities and Exchange Commission including, but not limited to, the discussion of "Competition" in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31,1999 (Form 10-K);"Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 26 through 39 of this Annual Report; "Note A: Accounting Policies" on pages 16 through 18 and "Note M:
Commitments and Contingencies" on page 25 of the Notes to Financial Statements of the Audited Consolidated Financial Statements included in this Annual Report, incorporated by reference into the Form 10-K.


           MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 39

Q U A R T E R L Y    P E R F O R M A N C E

unaudited

                                                                                                Basic Earnings Per
(add 000,except per share)     Net Sales               Gross Profit          Net Earnings        Common Share(*)
--------------------------------------------------------------------------------------------------------------------
Quarter                    1999        1998        1999        1998        1999        1998      1999      1998
--------------------------------------------------------------------------------------------------------------------
First                   $  241,061  $  186,535  $   39,742  $   29,479  $    7,940  $    2,636  $ 0.17    $ 0.06
Second                     328,865     277,737      90,227      83,235      41,273      36,356    0.88      0.78
Third                      353,792     312,445      99,661      95,830      43,951      45,907    0.94      0.99
Fourth                     335,109     280,974      81,069      73,104      32,617      30,714    0.70      0.66
================================================================================================================
Totals                  $1,258,827  $1,057,691  $  310,699  $  281,648  $  125,781  $  115,613  $ 2.70    $ 2.49
================================================================================================================



                                                Common Dividends Paid and Stock Prices Per Common Share
                                                -------------------------------------------------------
                                                                                             Market Prices
                         Diluted Earnings Per                            ------------------------------------------------------
                           Common Share(*)         Dividends Paid           High          Low            High           Low
-------------------------------------------------------------------------------------------------------------------------------
Quarter                   1999        1998        1999        1998                1999                           1998
-------------------------------------------------------------------------------------------------------------------------------
First                   $   0.17    $   0.06    $   0.13    $   0.12    $ 61             $49 3/16       $ 47 3/4      $35 13/16
Second                      0.88        0.78        0.13        0.12      68 1/8          54 7/8          49 5/16      42 3/16
Third                       0.94        0.98        0.13        0.13      60 3/8          35 1/4          51 1/4       41 11/16
Fourth                      0.70        0.66        0.13        0.13      42 5/8          35 3/8          62 3/16      38 5/8
===============================================================================================================================
Totals                  $   2.68    $   2.48    $   0.52    $   0.50
===============================================================================================================================


(*)The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

PAGE 40 MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

F I V E   Y E A R    S U M M A R Y

(add 000,except per share)                      1999           1998           1997           1996           1995
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
Net sales                                   $  1,258,827   $  1,057,691   $    900,863   $    721,947   $    664,406
Cost of sales, other costs and expenses        1,043,538        861,137        738,093        601,271        556,841
--------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                         215,289        196,554        162,770        120,676        107,565
Interest expense on debt                          39,411         23,759         16,899         10,121          9,733
Other income and (expenses), net                  18,435          1,347          5,341          8,398          5,959
--------------------------------------------------------------------------------------------------------------------
Earnings before taxes on income                  194,313        174,142        151,212        118,953        103,791
Taxes on income                                   68,532         58,529         52,683         40,325         36,240
--------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                $    125,781   $    115,613   $     98,529   $     78,628   $     67,551
====================================================================================================================
BASIC EARNINGS PER COMMON SHARE             $       2.70   $       2.49   $       2.14   $       1.71   $       1.47
====================================================================================================================
DILUTED EARNINGS PER COMMON SHARE           $       2.68   $       2.48   $       2.13   $       1.71   $       1.47
====================================================================================================================
CASH DIVIDENDS PER COMMON SHARE             $       0.52   $       0.50   $       0.48   $       0.46   $       0.44
====================================================================================================================


CONDENSED CONSOLIDATED BALANCE SHEET DATA
Current deferred income tax benefits        $     21,899   $     18,978   $     16,873   $     15,547   $     12,622
Current assets - other                           381,466        350,410        305,139        255,619        301,733
Property, plant and equipment, net               846,993        777,528        591,420        408,820        392,223
Costs in excess of net assets acquired           375,327        348,026        148,481         39,952         37,245
Other intangibles                                 31,497         27,952         26,415         23,216         23,967
Other noncurrent assets                           85,392         65,695         17,385         25,764         21,581
--------------------------------------------------------------------------------------------------------------------
TOTAL                                       $  1,742,574   $  1,588,589   $  1,105,713   $    768,918   $    789,371
====================================================================================================================
Current liabilities - other                 $    142,974   $    136,576   $    106,804   $     86,871   $     69,596
Current maturities of long-term debt
  and commercial paper                            39,722         15,657          1,431          1,273        103,740
Long-term debt and commercial paper              602,011        602,113        310,675        125,890        124,986
Pension and postretirement benefits               85,839         76,209         63,070         52,646         47,483
Noncurrent deferred income taxes                  81,857         75,623         50,008         13,592         10,606
Other noncurrent liabilities                      16,165         14,712         11,889          7,669          9,415
Shareholders' equity                             774,006        667,699        561,836        480,977        423,545
--------------------------------------------------------------------------------------------------------------------
TOTAL                                       $  1,742,574   $  1,588,589   $  1,105,713   $    768,918   $    789,371
====================================================================================================================

           MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES PAGE 41