Form 10-K405, Exhibit 13
period 2000-12-31
MARTIN MARIETTA MATERIALS INC
filed 2001-03-22
CIK 916076

                                                                 EXHIBIT 13.1(i)


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


BOARD OF DIRECTORS AND SHAREHOLDERS - MARTIN MARIETTA MATERIALS, INC.

We have audited the accompanying consolidated balance sheet of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP

Raleigh, North Carolina
January 22, 2001,
except for Note M, as to which the date is February 23, 2001



                     STATEMENT OF FINANCIAL RESPONSIBILITY


SHAREHOLDERS - MARTIN MARIETTA MATERIALS, INC.

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

The Audit Committee of the Board of Directors, which consists of four outside directors, meets periodically and when appropriate, separately with the independent auditors, management and the internal auditors to review the activities of each. The Audit Committee complies with standards established by the Securities and Exchange Commission as they relate to the composition and practices of audit committees.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears on this page.

/S/ JANICE K. HENRY

Janice K. Henry
Senior Vice President and Chief Financial Officer


Page 8             Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                       CONSOLIDATED STATEMENT OF EARNINGS

                           for years ended December 31

(add 000, except per share)                              2000            1999            1998
---------------------------------------------------------------------------------------------
 NET SALES                                         $1,333,000      $1,258,827      $1,057,691
 Freight and delivery revenues                        184,517         175,292         143,805
                                                    -----------------------------------------
 Total revenues                                     1,517,517       1,434,119       1,201,496
---------------------------------------------------------------------------------------------
 Cost of sales                                      1,029,429         948,128         776,043
 Freight and delivery costs                           184,517         175,292         143,805
                                                    -----------------------------------------
 Total cost of revenues                             1,213,946       1,123,420         919,848
---------------------------------------------------------------------------------------------
 GROSS PROFIT                                         303,571         310,699         281,648
 Selling, general and administrative expenses          98,768          92,621          82,041
 Research and development                               2,326           2,789           3,053
---------------------------------------------------------------------------------------------
 EARNINGS FROM OPERATIONS                             202,477         215,289         196,554
 Interest expense on debt                              41,895          39,411          23,759
 Other income and (expenses), net                       8,239          18,435           1,347
---------------------------------------------------------------------------------------------
 Earnings before taxes on income                      168,821         194,313         174,142
 Taxes on income                                       56,794          68,532          58,529
---------------------------------------------------------------------------------------------

 NET EARNINGS                                      $  112,027      $  125,781      $  115,613
=============================================================================================
 NET EARNINGS PER COMMON SHARE
     - Basic                                       $     2.40      $     2.70      $     2.49
     - Diluted                                     $     2.39      $     2.68      $     2.48
=============================================================================================
 AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
     - Basic                                           46,753          46,668          46,454
     - Diluted                                         46,948          46,947          46,708
=============================================================================================
 CASH DIVIDENDS PER COMMON SHARE                   $     0.54      $     0.52      $     0.50
=============================================================================================


The notes on pages 13 to 23 are an integral part of these financial statements.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 9

                           CONSOLIDATED BALANCE SHEET

                                 at December 31


ASSETS (add 000)                                                        2000            1999
--------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                         $       --      $    3,403
Receivables, net                                                     180,915         197,554
Inventories                                                          207,534         172,865
Current deferred income tax benefits                                  16,750          21,899
Other current assets                                                  19,802           7,644
--------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                 425,001         403,365
--------------------------------------------------------------------------------------------
Property, plant and equipment, net                                   914,072         846,993
Goodwill, net                                                        374,994         375,327
Other intangibles, net                                                34,462          31,497
Other noncurrent assets                                               92,910          85,392
--------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $1,841,439      $1,742,574
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (add 000)
--------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Book overdraft                                                    $    4,778      $       --
Accounts payable                                                      59,029          55,872
Accrued salaries, benefits and payroll taxes                          27,021          24,887
Accrued insurance and other taxes                                     23,967          26,705
Income taxes                                                           2,498           4,293
Current maturities of long-term debt and commercial paper             45,155          39,722
Other current liabilities                                             26,665          31,217
--------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            189,113         182,696
--------------------------------------------------------------------------------------------
Long-term debt and commercial paper                                  601,580         602,011
Pension, postretirement and postemployment benefits                   84,950          85,839
Noncurrent deferred income taxes                                      86,563          81,857
Other noncurrent liabilities                                          15,947          16,165
--------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    978,153         968,568
--------------------------------------------------------------------------------------------
Shareholders' Equity:
Common stock, $0.01 par value; 100,000,000 shares authorized             468             467
Additional paid-in capital                                           356,546         354,046
Retained earnings                                                    506,272         419,493
--------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           863,286         774,006
--------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $1,841,439      $1,742,574
============================================================================================

The notes on pages 13 to 23 are an integral part of these financial statements.

Page 10           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                           for years ended December 31

 (add 000)                                                                    2000            1999            1998
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                             $ 112,027       $ 125,781       $ 115,613

Adjustments to reconcile net earnings to cash provided by operating activities:
  Depreciation, depletion and amortization                                 136,373         124,754          98,765
  Other items, net                                                          (2,331)         (6,257)         (4,573)
  Changes in operating assets and liabilities:
    Deferred income taxes                                                    9,457          (1,345)         (3,457)
    Net changes in receivables, inventories and payables                   (13,093)        (31,513)         (9,661)
    Other assets and liabilities, net                                      (29,553)         12,256          25,886
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  212,880         223,676         222,573

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment                                (170,805)       (137,820)       (123,926)
Acquisitions, net                                                          (39,327)        (77,080)       (347,882)
Other investing activities, net                                              8,326             339         (34,014)
------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                    (201,806)       (214,561)       (505,822)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt                                                (9,369)           (618)         (1,704)
Increase in long-term debt                                                     805             280         198,994
Commercial paper and line of credit, net                                    12,518          15,000         105,000
Debt issue costs                                                                --              --          (1,745)
Dividends paid                                                             (25,248)        (24,276)        (23,233)
Issuances of common stock                                                    2,039           2,022           1,862
Repurchases of common stock                                                     --         (12,706)             --
==================================================================================================================
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                       (19,255)        (20,298)        279,174
==================================================================================================================
NET DECREASE IN CASH AND CASH EQUIVALENTS                                   (8,181)        (11,183)         (4,075)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 3,403          14,586          18,661
==================================================================================================================

(BOOK OVERDRAFT) CASH AND CASH EQUIVALENTS, END OF YEAR                  $  (4,778)      $   3,403       $  14,586
==================================================================================================================


The notes on pages 13 to 23 are an integral part of these financial statements.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 11

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                          TOTAL
                                           COMMON         ADDITIONAL       RETAINED    SHAREHOLDERS'
(add 000)                                  STOCK       PAID-IN CAPITAL     EARNINGS       EQUITY
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997             $     462       $ 335,766       $ 225,608         $ 561,836
 Net earnings                                   --              --         115,613           115,613
 Dividends declared ($0.50 a share)             --              --         (23,233)          (23,233)
 Net stock transactions                          4          13,479              --            13,483
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                   466         349,245         317,988           667,699
 Net earnings                                   --              --         125,781           125,781
 Dividends declared ($0.52 a share)             --              --         (24,276)          (24,276)
 Net stock transactions                          4          17,504              --            17,508
 Repurchases of common stock                    (3)        (12,703)             --           (12,706)
----------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                   467         354,046         419,493           774,006
 Net earnings                                   --              --         112,027           112,027
 Dividends declared ($0.54 a share)             --              --         (25,248)          (25,248)
 Net stock transactions                          1           2,500              --             2,501
----------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2000             $     468       $ 356,546       $ 506,272         $ 863,286
====================================================================================================

The notes on pages 13 to 23 are an integral part of these financial statements.


Page 12            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                         NOTES TO FINANCIAL STATEMENTS

NOTE A: ACCOUNTING POLICIES

ORGANIZATION. Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation") is engaged principally in the construction aggregates business. Aggregates products are used primarily for construction of highways and other infrastructure projects in the United States, and in the domestic commercial and residential construction industries. The Corporation's aggregates products are sold and shipped from a network of approximately 300 quarries and distribution facilities to customers in 27 states, Canada and the Bahamas. North Carolina, Texas, Ohio, Georgia and Iowa account for approximately 60% of total net sales. In addition, the Corporation produces magnesia-based chemicals, refractories and dolomitic lime products used in a wide variety of industrial, environmental and agricultural applications with a majority of its products used by customers in the worldwide steel industry.

BASIS OF CONSOLIDATION AND USE OF ESTIMATES. The consolidated financial statements include the accounts of the Corporation and its wholly owned and majority-owned subsidiaries. Partially owned affiliates are accounted for at cost or as equity investments depending on the level of ownership interest or the Corporation's ability to exercise control over the affiliate's operations. In particular, the Corporation's 14% investment in Meridian Aggregates Company ("Meridian") is recorded at cost (See Note M).

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

Certain amounts for the prior years have been reclassified to conform to the 2000 presentation. Such reclassification had no impact on previously reported net earnings or financial position.

REVENUE RECOGNITION. Substantially all revenues are recognized when finished products are shipped to unaffiliated customers or services have been rendered. Total revenues generally include sales of materials to customers, net of dis-counts, if any, and include freight and delivery charges billed to customers (see Note A: Accounting Policies -- Accounting Changes).

CASH AND CASH EQUIVALENTS. Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are comprised generally of highly liquid instruments with original maturities of three months or less from the date of purchase.

At December 31, 2000, the book cash balance amounted to a net overdraft of $4,778,000 which is attributable to the float of the Corporation's outstanding checks.

INVENTORIES VALUATION. Inventories are stated at the lower of cost or market. Costs are determined principally by the first-in, first-out ("FIFO") method.

PROPERTIES AND DEPRECIATION. Property, plant and equipment are stated at cost. Depreciation is computed over estimated service lives, principally by the straight-line method. The estimated service life for buildings ranges from 8 to 30 years; from 1 to 20 years for machinery and equipment; and from 5 to 15 years for land improvements. Depletion of mineral deposits is calculated over estimated recoverable quantities, principally by the units-of-production method. Depreciation and depletion expense was $113,221,000, $103,928,000, and $86,602,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

REPAIR AND MAINTENANCE COSTS. Repair and maintenance costs that do not substantially extend the life of the Corporation's machinery and equipment are expensed as incurred.

INTANGIBLE ASSETS. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Goodwill is amortized ratably over appropriate periods ranging from 10 to 30 years. At December 31, 2000 and 1999, the amounts for accumulated amortization of goodwill were approximately $52,071,000 and $36,104,000, respectively. Other intangibles represent amounts assigned principally to noncompete agreements and are amortized ratably over periods based on related contractual terms, generally 2 to 20 years. At December 31, 2000 and 1999, the amounts for accumulated amortization of other intangibles were approximately $23,075,000 and $22,250,000, respectively. Amortization expense for goodwill and other intangibles was $22,612,000,


MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES            PAGE 13

$20,290,000 and $12,163,000 for the years ended December 31, 2000, 1999 and
1998, respectively.

The carrying value of goodwill and other intangibles is reviewed, if the facts and circumstances indicate potential impairment. If this review indicates that the carrying value of goodwill and other intangibles is not recoverable, as determined based on estimated cash flows of the business acquired over the remaining amortization period, goodwill and other intangibles are reduced by the estimated shortfall of discounted cash flows.

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

RELATED PARTY TRANSACTIONS. The Corporation entered into certain agreements with Meridian which require the Corporation to provide certain advisory and consulting services at agreed-upon rates. In 1999, the Corporation provided funds to finance certain Meridian expansion projects at market rates of interest. The Corporation recorded an investment in Meridian, including receivables and a convertible note, of $56,058,000 and $53,511,000 at December 31, 2000 and 1999, respectively, and Meridian-related income of $3,717,000 during 2000 and $3,395,000 during 1999. Further, Meridian provided 475,000 tons of aggregates products to certain operations of the Corporation in 2000 at market rates (see Note M).

RESEARCH AND DEVELOPMENT AND SIMILAR COSTS. Research and development and similar costs are charged to operations as incurred. Preoperating costs and noncapital-related start-up costs for new facilities and products are generally charged to operations as incurred.

SEGMENT INFORMATION. Information concerning business segment data is included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 33 through 35.

EARNINGS PER COMMON SHARE. Basic earnings per common share are based on the weighted-average number of common shares outstanding during the year. Diluted earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion of fixed awards
(employee stock options and incentive stock awards) and nonvested stock awards to be issued to employees and nonemployee members of the Corporation's Board of Directors under certain stock-based compensation arrangements. The diluted per-share computations reflect a change in the number of common shares outstanding (the "denominator") to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. In each year presented, the income available to common shareholders (the "numerator") is the same for both basic and diluted per-share computations. The following table sets forth a reconciliation of the denominators for the basic and diluted earnings per share computations for each of the years ended
December 31:


(ADD 000)                               2000          1999          1998
------------------------------------------------------------------------------
BASIC EARNINGS PER
 COMMON SHARE:
  Weighted-average
  number of shares                    46,753        46,668        46,454
------------------------------------------------------------------------------
EFFECT OF DILUTIVE SECURITIES:
  Employee fixed awards                  156           238           235
  Employee and Director
  nonvested stock                         39            41            19
------------------------------------------------------------------------------
DILUTED EARNINGS PER
 COMMON SHARE:
  Weighted-average
  number of shares and
  assumed conversions                 46,948        46,947        46,708
------------------------------------------------------------------------------


PAGE 14            MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

 ACCOUNTING CHANGES. Effective July 1, 2000, the Corporation adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), as amended by Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133 ("FAS 138"). The adoption of FAS 133 and FAS 138 did not have an impact on net earnings or the financial position of the Corporation, because the Corporation does not currently have any hedging activities, derivative instruments or material contracts that are subject to these accounting standards.

Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), was adopted for the quarter ended December 31, 2000. The Corporation recognizes substantially all revenues, when finished products are shipped to customers or services have been rendered. Therefore, the adoption of SAB 101 did not have an effect on the Corporation's reported total revenues, net earnings or financial position.

The Corporation adopted Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs ("EITF 00-10"), beginning with the fourth quarter 2000 reporting. EITF 00-10 requires that amounts billed to customers related to shipping and handling be classified as revenue and that the related costs be included in expenses. Generally, the Corporation's customers accept the aggregates products that they purchase at the quarry location using their own transportation. However, in certain circumstances, the Corporation will arrange for transportation of the purchased aggregates products to the customer for a delivered price. The customer is billed at the delivered price, which includes the price of the aggregates products and the cost of freight and delivery charges.

The Corporation previously offset the revenues related to freight and delivery charges against the freight and delivery costs billed from the transportation provider. Freight and delivery costs for the years ended December 31, 2000, 1999 and 1998, were $184.5 million, $175.3 million and $143.8 million, respectively. The Corporation included freight and delivery charges in total revenues and the related cost of freight and delivery in total cost of revenues beginning with the reporting of the operating results for the quarter and year ended December 31, 2000. Gross profit did not change from amounts that would have been reported prior to the adoption of EITF 00-10. Prior annual and quarterly periods were reclassified upon adoption (see Note A: Accounting Policies -- Revenue Recognition).

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities ("FAS 140"). FAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and should be applied prospectively. Certain disclosures for securitized financial assets are required for December 31, 2000, annual reporting. The adoption of FAS 140 is not expected to have any impact on net earnings or the financial position of the Corporation. No additional disclosures were required at December 31, 2000.

NOTE B: RECEIVABLES
DECEMBER 31
(ADD 000)                             2000              1999
--------------------------------------------------------------------------------
Customer receivables             $ 181,326         $ 193,380
Other current receivables            4,728             8,881
--------------------------------------------------------------------------------
                                   186,054           202,261
Less allowances                     (5,139)           (4,707)
--------------------------------------------------------------------------------
Total                            $ 180,915         $ 197,554
================================================================================


NOTE C: INVENTORIES
DECEMBER 31
(ADD 000)                             2000              1999
--------------------------------------------------------------------------------
Finished products                $ 177,066         $ 143,776
Products in process and
  raw materials                      9,548             9,972
Supplies and expendable parts       26,692            25,862
--------------------------------------------------------------------------------
                                   213,306           179,610
Less allowances                     (5,772)           (6,745)
--------------------------------------------------------------------------------
Total                            $ 207,534         $ 172,865
================================================================================


NOTE D: PROPERTY, PLANT AND EQUIPMENT, NET
DECEMBER 31
(ADD 000)                             2000              1999
--------------------------------------------------------------------------------
Land and improvements            $  193,205        $  182,670
Mineral deposits                    161,560           156,870
Buildings                            72,687            69,273
Machinery and equipment           1,279,605         1,170,592
Construction in progress            106,544            73,803
--------------------------------------------------------------------------------
                                  1,813,601         1,653,208
Less allowances for
  depreciation and
  depletion                        (899,529)         (806,215)
--------------------------------------------------------------------------------
Total                            $  914,072        $  846,993
================================================================================


MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES            PAGE 15


NOTE E: LONG-TERM DEBT
DECEMBER 31
(ADD 000)                             2000              1999
--------------------------------------------------------------------------------
5.875% Notes, due 2008           $ 199,141         $ 199,059
6.9% Notes, due 2007               124,961           124,956
7% Debentures, due 2025            124,226           124,215
Commercial Paper and Line
  of Credit, interest rates
  ranging from 5.50% to 7.61%      192,518           180,000
Acquisition notes, interest rates
  ranging from 5.50% to 10.0%        4,930            12,395
Other notes                            959             1,108
--------------------------------------------------------------------------------
Total                              646,735           641,733
Less current maturities            (45,155)          (39,722)
--------------------------------------------------------------------------------
Long-term debt                   $ 601,580         $ 602,011
================================================================================


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

The 7% Debentures were sold at 99.3% of their principal amount of $125,000,000 in December 1995. The entire amount of these long-term fixed rate debt securities was registered under the Corporation's shelf registration statement on file with the Securities and Exchange Commission. The effective interest rate on these securities is 7.05%. The Debentures are not redeemable prior to their maturity on December 1, 2025.

These Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue.

The Corporation entered into revolving credit agreements, syndicated with a group of domestic and foreign commercial banks, which provide for borrowings of up to $150,000,000 for general corporate purposes through January 2002 and $300,000,000 for general corporate purposes through August 2001 (collectively the "Agreements"). Borrowings under these credit agreements are unsecured and bear interest, at the Corporation's option, at rates based upon: (i) the Eurodollar rate (as defined on the basis of a LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). These Agreements contain restrictive covenants relating to leverage, requirements for limitations on encumbrances and provisions that relate to certain changes in control.

No borrowings were outstanding under the revolving credit agreements at December 31, 2000. However, the Agreements support a commercial paper program of $450,000,000 of which borrowings of $190,000,000 and $180,000,000 were outstanding at December 31, 2000 and 1999, respectively. Of these amounts, $150,000,000 at December 31, 2000 and 1999, was classified as long-term debt on the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year. The remaining $40,000,000 at December 31, 2000, and $30,000,000 at December 31, 1999, were classified as current liabilities.

At December 31, 2000, the Corporation had $2,518,000 outstanding under a $10,000,000 line of credit. The effective interest rate was 7.32% on outstanding line of credit balances at December 31, 2000.

Total interest paid was $42,661,000, $37,108,000 and $23,677,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Excluding commercial paper and line of credit, the Corporation's long-term debt maturities for the five years following December 31, 2000 are:

(ADD 000)
--------------------------------------------------------------------------------
2001                                     $   2,492
2002                                           840
2003                                           219
2004                                           152
2005                                           150
Thereafter                                 450,364
--------------------------------------------------------------------------------
Total                                    $ 454,217
================================================================================


PAGE 16            MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

Amounts reflected in acquisitions, net, in the consolidated statement of cash flows include assumed or incurred indebtedness of $950,000, $9,208,000 and $3,373,000 for the years ended December 31, 2000, 1999 and 1998, respectively. In addition, the amounts reflected in acquisitions, net, for 1999 and 1998 exclude the effect of the issuance of approximately 311,100 and 280,100 shares, respectively, of the Corporation's common stock.

NOTE F: FINANCIAL INSTRUMENTS

In addition to its publicly registered long-term notes and debentures, the Corporation's financial instruments also include temporary cash investments, customer accounts and notes receivable, commercial paper, line of credit and other borrowings.

Temporary investments are placed with creditworthy financial institutions, primarily in Euro-time deposits. The Corporation's cash equivalents generally have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheet at cost, which approximates market value.

Customer receivables are due from a large number of customers who are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in the Corporation's five largest states (see Note A: Accounting Policies -- Organization). At December 31, 2000 and 1999, the Corporation had no significant concentrations of credit risk. The estimated fair values of customer receivables approximate their carrying amounts.

The estimated fair values of the Corporation's publicly registered long-term notes and debentures at December 31, 2000, was approximately $414,098,000 compared with a carrying amount of $448,328,000 on the consolidated balance sheet. The fair values of this long-term debt were estimated based on quoted market prices for those instruments publicly traded. The estimated fair value of commercial paper, line of credit and other borrowings approximate their carrying amounts.

NOTE G: INCOME TAXES

The components of the Corporation's tax expense (benefit) on income are as follows:

YEARS ENDED DECEMBER 31
(ADD 000)                     2000            1999             1998
--------------------------------------------------------------------------------
Federal income taxes:
  Current                  $44,302        $ 61,349         $ 52,663
  Deferred                   2,656          (4,081)          (4,486)
--------------------------------------------------------------------------------
  Total federal
   income taxes             46,958          57,268           48,177
--------------------------------------------------------------------------------
State income taxes:
  Current                    9,409          12,128           11,360
  Deferred                     427            (864)          (1,008)
--------------------------------------------------------------------------------
  Total state
   income taxes              9,836          11,264           10,352
--------------------------------------------------------------------------------
Total provision            $56,794        $ 68,532         $ 58,529
================================================================================

The Corporation's effective income tax rate varied from the statutory United States income tax rate because of the following permanent tax differences:

YEARS ENDED DECEMBER 31       2000            1999             1998
--------------------------------------------------------------------------------
Statutory tax rate            35.0%           35.0%            35.0%
Increase (reduction)
  resulting from:
  Effect of statutory
   depletion                  (7.7)           (6.4)            (6.6)
  State income taxes           3.8             3.8              3.9
  Goodwill amortization        2.7             2.1              1.0
  Other items                 (0.2)            0.8              0.3
--------------------------------------------------------------------------------
Effective tax rate            33.6%           35.3%            33.6%
================================================================================

The principal components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

                                                 DEFERRED
                                           ASSETS (LIABILITIES)
                                           --------------------
(ADD 000)                                  2000             1999
--------------------------------------------------------------------------------
Property, plant and
  equipment                           $(116,748)        $(89,898)
Goodwill and other intangibles            4,759            4,289
Employee benefits                        31,233           21,395
Financial reserves                       10,192            7,549
Other items, net                            751           (3,293)
--------------------------------------------------------------------------------
Total                                 $ (69,813)        $(59,958)
================================================================================


Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation does not believe a valuation allowance is required at December 31, 2000 or 1999.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 17

The Corporation's total income tax payments were $59,915,000, $71,644,000 and $59,466,000, respectively, during the years ended December 31, 2000, 1999 and 1998.

NOTE H: RETIREMENT PLANS, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

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

The Corporation sponsors a Supplemental Excess Retirement Plan ("SERP") that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP also provides for a lump sum payment of vested benefits provided by the SERP unless the participant chooses to receive the benefits in the same manner that benefits are paid under the Corporation's defined benefit retirement plans.

The Corporation's defined benefit retirement plans comply with two principal standards: the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements, and Statement of Financial Accounting Standards No. 87, Employers Accounting for Pensions ("FAS 87"), and Statement of Financial Accounting Standards No. 132, Employers Disclosures About Pensions and Other Postretirement Benefits, which establish rules for financial accounting and reporting. When any funded plan exceeds the full-funding limits of ERISA, no contribution is made to that plan. FAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.

The net periodic retirement benefit cost of defined benefit plans included the following components:

YEARS ENDED DECEMBER 31
(ADD 000)                              2000           1999           1998
--------------------------------------------------------------------------
Components of net periodic
   benefit cost:
Service cost                        $  6,764       $  7,578       $  5,965
Interest cost                         10,973         10,071          9,231
Expected return on assets            (14,886)       (12,946)       (11,454)
Amortization of:
   Prior service cost                    571            531            512
   Actuarial gain                     (3,005)          (485)          (464)
   Transition asset                     (357)          (357)          (331)
--------------------------------------------------------------------------
Net periodic benefit cost           $     60       $  4,392       $  3,459
==========================================================================

Weighted-average assumptions used as of December 31 are as follows:

                                        2000           1999           1998
---------------------------------------------------------------------------
Discount rate                           7.50%          8.00%          6.75%
Rate of increase in future
  compensation levels                   5.00%          5.00%          5.00%
Expected long-term rate
  of return on assets                   9.00%          9.00%          9.00%
---------------------------------------------------------------------------

The following tables set forth the defined benefit plans' change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporations' consolidated balance sheets as of:

YEARS ENDED DECEMBER 31
(ADD 000)                                   2000           1999
------------------------------------------------------------------
Change in benefit obligation:
Net benefit obligation at
  beginning of year                      $ 130,669       $ 144,109
Service cost                                 6,764           7,578
Interest cost                               10,973          10,071
Actuarial loss/(gain)                       11,697         (26,718)
Plan amendments                                611              --
Acquisitions/divestitures                       --           1,216
Gross benefits paid                         (6,699)         (5,587)
------------------------------------------------------------------
Net benefit obligation at
  end of year                            $ 154,015       $ 130,669
==================================================================

YEARS ENDED DECEMBER 31
(ADD 000)                                   2000           1999
------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
  at beginning of year                   $ 168,943       $ 147,187
Actual return on plan assets, net           (2,372)         27,291
Employer contributions                         730              52
Gross benefits paid                         (6,699)         (5,587)
------------------------------------------------------------------
Fair value of plan assets
  at end of year                         $ 160,602       $ 168,943
==================================================================


Page 18            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

DECEMBER 31
(ADD 000)                                   2000            1999
------------------------------------------------------------------
Funded status of the plan
  at end of year                         $   6,587       $  38,274
Unrecognized net
  actuarial gain                           (31,043)        (63,003)
Unrecognized prior
  service cost                               4,170           4,130
Unrecognized net
  transition asset                            (391)           (748)
------------------------------------------------------------------
Accrued benefit cost                     $ (20,677)      $ (21,347)
==================================================================

DECEMBER 31
(ADD 000)                                    2000            1999
------------------------------------------------------------------
Amounts recognized in the
   consolidated balance
   sheet consist of:
Prepaid benefit cost                     $     134       $     118
Accrued benefit cost                       (20,811)        (21,465)
------------------------------------------------------------------
Net amount recognized
  at end of year                         $ (20,677)      $ (21,347)
==================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $5,272,000, $3,350,000 and $0, respectively, as of December 31, 2000 and $3,900,000, $2,478,000 and $0, respectively, as of
December 31, 1999.

POSTRETIREMENT BENEFITS. The Corporation provides other postretirement benefits including medical benefits for retirees and their spouses (and Medicare Part B reimbursement for certain retirees) and retiree life insurance. The net periodic postretirement benefit cost of postretirement plans included the following components:

YEARS ENDED DECEMBER 31
(ADD 000)                             2000          1999         1998
-----------------------------------------------------------------------
Components of net periodic
  benefit cost:
Service cost                        $ 1,144       $ 2,738       $ 1,732
Interest cost                         3,886         3,782         4,034
Expected return on
  assets                                 --           (35)         (121)
Amortization of:
   Prior service cost                  (394)          (35)           25
   Actuarial gain                      (482)         (419)          (85)
-----------------------------------------------------------------------
Net periodic benefit cost           $ 4,154       $ 6,031       $ 5,585
=======================================================================

The postretirement health care plans' change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation's consolidated balance sheets are as follows:

YEARS ENDED DECEMBER 31
(ADD 000)                                  2000           1999
----------------------------------------------------------------
Change in benefit obligation:
Net benefit obligation at
  beginning of year                      $ 46,435       $ 62,381
Service cost                                1,144          2,738
Interest cost                               3,886          3,782
Participants' contribution                    249             31
Plan amendments                                --         (6,410)
Actuarial loss/(gain)                       7,315        (13,208)
Gross benefit paid                         (3,750)        (2,879)
----------------------------------------------------------------
Net benefit obligation at
  end of year                            $ 55,279       $ 46,435
================================================================

YEARS ENDED DECEMBER 31
(ADD 000)                                  2000         1999
--------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
  at beginning of year                   $     0       $   578
Actual return on plan assets, net             --            15
Employer contributions                     3,501            --
Participants' contributions                  249            31
Gross benefits paid                       (3,750)         (624)
--------------------------------------------------------------
Fair value of plan assets
  at end of year                         $     0       $     0
==============================================================

DECEMBER 31
(ADD 000)                                    2000            1999
------------------------------------------------------------------
Funded status of the plan
  at end of year                         $ (55,279)      $ (46,435)
Unrecognized net actuarial gain             (2,672)        (10,469)
Unrecognized prior service cost             (5,524)         (5,918)
------------------------------------------------------------------
Accrued benefit cost                     $ (63,475)      $ (62,822)
==================================================================

DECEMBER 31
(ADD 000)                                    2000            1999
------------------------------------------------------------------
Amounts recognized in the
  consolidated balance sheet
  consist of:
Accrued benefit cost                     $ (63,475)      $ (62,822)
------------------------------------------------------------------
Net amount recognized
  at end of year                         $ (63,475)      $ (62,822)
==================================================================

Weighted-average assumptions used as of December 31 are as follows:

                                        2000           1999           1998
--------------------------------------------------------------------------
Discount rate                           7.50%          8.00%          6.75%
Expected long-term rate of
 return on assets                        N/A           9.00%          9.00%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          Page 19

The assumed trend rate for health care inflation used in measuring the net periodic benefit cost and benefit obligation is 8% for 2000, declining to 4.5% in 2005 and remaining at that level thereafter. The assumed health care trend rate has a significant impact on the amounts reported. A one-percentage point change in the assumed health care trend rate would have the following effects at December 31, 2000:

                                         ONE PERCENTAGE POINT
                                        -----------------------
(ADD 000)                               INCREASE     (DECREASE)
---------------------------------------------------------------
Total service and
  interest cost
  components                             $   553      $   (472)
Postretirement
  benefit obligation                     $ 5,608      $ (4,926)

In November 1999, the Corporation amended its postretirement medical benefits to, among other things, realign the maximum annual medical benefits available to retirees, modify the retiree premium schedules and limit future retiree participation.

DEFINED CONTRIBUTION PLANS. The Corporation maintains two defined contribution plans, which cover substantially all employees. These plans, intended to be qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation's salaried and hourly employees. In addition, the employees of the former Redland Stone Products Company ("Redland Stone") participate in a separate defined contribution plan established prior to the Corporation's acquisition of Redland Stone. The Corporation will continue to support this plan in the near-term. Under certain provisions of these plans, the Corporation, at established rates, matches employees' eligible contributions. The Corporation's matching obligations were $3,695,000 in 2000, $3,144,000 in 1999 and $2,381,000 in 1998.

POSTEMPLOYMENT BENEFITS. The Corporation provides certain benefits to former or inactive employees after employment but before retirement, such as workers' compensation and disability benefits. The Corporation has accrued postemployment benefits of $1,577,000 and $1,734,000 at December 31, 2000 and 1999,
respectively.


NOTE I:  STOCK OPTIONS AND AWARD PLANS

In 1994, the shareholders of the Corporation approved the Amended Omnibus Securities Award Plan (the "Amended Omnibus Plan") that provided authorization for the Corporation to repurchase 2,000,000 shares of the Corporation's Common Stock for issuance under the Amended Omnibus Plan. On May 8, 1998, the repurchase authorization was decreased to approximately 1,007,000 shares, which represented the aggregate number of shares that were subject to grants made through May 8, 1998. The shareholders approved, on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan (the "Plan"), as amended from time to time (collectively the "Plans," along with the "Amended Omnibus Plan"). In connection with the Plan, the Corporation was authorized to repurchase up to 5,000,000 shares of the Corporation's Common Stock for issuance under the Plan.

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

Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants elect to use up to 50% of their annual incentive compensation to acquire shares of the Corporation's common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive stock plan at certain minimum levels. Stock unit awards, representing 38,222 shares for 2000, 32,648 shares for 1999 and 22,905 shares for 1998, of the Corporation's common stock, were awarded under the incentive stock plan. Such awards are granted in the subsequent year. Under the awards outstanding, participants earn the right to acquire their respective shares at the discounted value generally at the end of a three-year period of additional employment from the date of award or at retirement. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period.


Page 20            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The Plans provide that each nonemployee director receives 1,500 non-qualified stock options annually. The Corporation grants the nonemployee directors options to purchase its common stock at a price equal to the market value at the date of grant. These options are exercisable immediately and expire ten years from such date.

A summary of the Corporation's stock-based plans' activity and related information follows:

                                          NUMBER OF SHARES
                                     --------------------------    WEIGHTED-
                                     AVAILABLE        AWARDS        AVERAGE
                                     FOR GRANT      OUTSTANDING  EXERCISE PRICE
-------------------------------------------------------------------------------
December 31, 1997                    1,004,148          985,822       $25.84
Additions                            5,000,000               --           --
Authorization
 decrease                             (993,000)              --           --
Granted                               (360,779)         360,779       $46.31
Exercised                                   --         (165,612)      $21.09
Terminated                               7,166           (7,166)      $30.17
-------------------------------------------------------------------------------
December 31, 1998                    4,657,535        1,173,823       $32.78
Granted                               (433,155)         433,155       $48.20
Exercised                                   --         (124,938)      $22.53
Terminated                               7,912           (7,912)      $37.56
-------------------------------------------------------------------------------
December 31, 1999                    4,232,292        1,474,128       $38.15
Granted                               (507,898)         507,898       $45.50
Exercised                                   --          (74,202)      $28.04
Terminated                              17,931          (17,931)      $45.98
-------------------------------------------------------------------------------
December 31, 2000                    3,742,325        1,889,893       $40.44
===============================================================================

Approximately 997,000, 712,000 and 519,000 outstanding awards were exercisable at December 31, 2000, 1999 and 1998, respectively. Exercise prices for awards outstanding as of December 31, 2000, ranged from $20.00 to $63.44. The weighted-average remaining contractual life of those awards is 7.4 years. The weighted-average exercise price of outstanding exercisable awards at December 31, 2000, is $35.06.

The following table summarizes information for awards outstanding and exercisable at December 31, 2000:

                                  AWARDS OUTSTANDING
----------------------------------------------------------------------
                                       WEIGHTED-           WEIGHTED-
   RANGE OF        NUMBER OF            AVERAGE             AVERAGE
    PRICES           SHARES         REMAINING LIFE      EXERCISE PRICE
----------------------------------------------------------------------
$20.00-$24.25        385,421              4.8              $22.35
$35.50-$48.75      1,480,472              8.0              $44.88
$51.50-$63.44         24,000              8.8              $57.47

                                  AWARDS EXERCISABLE
----------------------------------------------------------------------
                                       WEIGHTED-           WEIGHTED-
   RANGE OF        NUMBER OF            AVERAGE             AVERAGE
    PRICES           SHARES         REMAINING LIFE      EXERCISE PRICE
----------------------------------------------------------------------
$20.00-$24.25        385,421              4.8              $ 22.35
$35.50-$48.75        599,839              7.4              $ 42.67
$51.50-$63.44         12,000              8.3              $ 63.44

In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation's common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock are reserved for grant. Stock units potentially representing 50,804, 16,791 and 24,324 shares of the Corporation's common stock were granted under this plan in 2000, 1999 and 1998, respectively. The Corporation issued 16,023 shares of common stock to key senior employees in January 2001 representing net stock unit awards granted for 1998.

Also, the Corporation adopted the Amended and Restated Common Stock Purchase Plan for Directors, which provides nonemployee Directors the election to receive all or a portion of their total fees in the form of the Corporation's common stock. Under the terms of this plan, 50,000 shares of common stock are reserved for issuance. Currently, Directors are required to defer at least 30% of the retainer portion of their fees in the form of common stock. Directors elected to defer portions of their fees representing 4,699, 3,551 and 6,328 shares of the Corporation's common stock under this plan during 2000, 1999 and 1998, respectively.

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

                                   2000           1999         1998
---------------------------------------------------------------------
Risk-free interest rate             6.10%          6.20%        5.40%
Dividend yield                      1.20%          1.40%        1.80%
Volatility factor                  34.10%         27.70%       17.90%
Expected life                    7 years        7 years      7 years

The Black-Scholes valuation model was developed for use in estimating the fair value of traded awards which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected stock price volatility factor. Because changes in the subjective input assumptions can materially affect the fair value estimate, in manage-


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 21
ment's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based plans.

For purposes of pro forma disclosure, the estimated fair value of the stock-based plans is amortized, hypothetically, over the vesting period of the related grant or award. The Corporation's pro forma information for the years ended December 31 is as follows:

(ADD 000, EXCEPT PER SHARE)                  2000         1999         1998
------------------------------------------------------------------------------
Basic earnings per
  common share:
    Net earnings                          $  108,082   $  122,791   $  113,658
    Earnings per share                    $     2.31   $     2.63   $     2.45

Diluted earnings per
  common share:
    Net earnings                          $  108,082   $  122,791   $  113,343
    Earnings per share                    $     2.30   $     2.62   $     2.43
------------------------------------------------------------------------------


NOTE J:  LEASES

Total rent expense for all operating leases was $31,109,000, $26,761,000 and $23,460,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The Corporation's operating leases generally contain renewal and/or purchase options with varying terms. Total mineral royalties for all leased properties were $22,460,000, $23,482,000 and $19,988,000 for the years ended December 31,
2000, 1999 and 1998, respectively. Future minimum rental and royalty commitments for all noncancelable operating leases and royalty agreements as of December 31, 2000, are as follows:

(ADD 000)
--------------------------------------------------
2001                                     $   8,952
2002                                         6,989
2003                                         5,667
2004                                         4,373
2005                                         3,579
Thereafter                                  40,855
--------------------------------------------------
Total                                    $  70,415
--------------------------------------------------


NOTE K:  SHAREHOLDERS' EQUITY

The authorized capital structure of Martin Marietta Materials, Inc., includes 10,000,000 shares of preferred stock with par value of $0.01 a share, none of which is issued currently; however, 100,000 shares of Class A Preferred Stock have been reserved in connection with the Corporation's Shareholders' Rights Plan. In addition, the capital structure includes 100,000,000 shares of common stock, with a par value of $0.01 a share. As of December 31, 2000 and 1999, there were approximately 46,783,000 and 46,715,000 shares, respectively, of the Corporation's common stock issued and outstanding. Approximately 8,307,000 common shares have been reserved for issuance under benefit and stock-based incentive plans.

In 1999, the Corporation repurchased 322,300 shares of its common stock at public market prices at various purchase dates. The repurchase of shares was authorized under the Corporation's stock-based award plans' authorizations (see
Note I). There were no shares repurchased in 2000 or 1998. Further, during 1999 and 1998 the Corporation issued 311,100 and 280,100, respectively, restricted shares of common stock for acquisitions.

Under the North Carolina Business Corporation Act, shares of common stock reacquired by a corporation constitute unissued shares. For financial reporting purposes, reacquired shares are recorded as reductions to issued common stock and to additional paid-in capital.


NOTE L:  COMMITMENTS AND CONTINGENCIES

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters will have a material adverse effect on the results of the Corporation's operations or on its financial position (see Note A: Accounting Policies -- Environmental Matters and Management's Discussion and Analysis of Financial Condition and Results of Operations on page 38).

ENVIRONMENTAL MATTERS. The Corporation's operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety, and other regulatory matters. Certain of the Corporation's operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation's operations and such permits are subject to


Page 22            Martin Marietta Materials, Inc. and Consolidated Subsidiaries
modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Corporation's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Corporation in the future.

The Corporation currently has no material provisions for estimated costs in connection with expected remediation costs or other environmental-related expenditures, because it is impossible to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with present environmental-protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations (see Note A: Accounting Policies -- Environmental Matters and Management's Discussion and Analysis of Financial Condition and Results of Operations on page 38).

LETTERS OF CREDIT. The Corporation has entered into stand-by letter of credit agreements relating to workers' compensation and auto and general liability self insurance. At December 31, 2000, the Corporation had contingent liabilities under these outstanding letters of credit of approximately $8.4 million.


NOTE M: PURCHASE OF MERIDIAN AND SALE OF MAGNESIA SPECIALTIES' REFRACTORIES BUSINESS

The Corporation expects to complete the purchase of the remaining interest of Meridian under the purchase option terms of the original October 1998, investment agreement, early in the second quarter 2001. The estimated purchase consideration will consist of $235 million, including the original October 1998, investment of $42 million, the retirement of debt, the forgiveness of related party obligations, and amounts estimated for certain other assumed liabilities and transaction costs; plus the assumption of normal balance sheet liabilities. The purchase consideration is subject to adjustment based on actual results and certain other events. This acquisition will be accounted for under the purchase method of accounting and the operating results of Meridian will be included with those of the Corporation from the acquisition date forward.

On February 23, 2001, Martin Marietta Magnesia Specialties Inc. entered into an agreement with a subsidiary of Minerals Technologies Inc. to sell certain assets related to its refractories business. In addition, the Corporation's Magnesia Specialties division will supply the subsidiary of Minerals Technologies with certain refractories products for up to two years after the sale. The Corporation expects to recognize a gain on the sale of assets. However, the gain will be largely reduced by a write-down of certain retained refractories assets, including assets at the division's Manistee, Michigan, operating facility, as the facility is repositioned to focus on production of chemicals products. The agreement contemplates a closing to occur in the second quarter 2001.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 23

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation"), is the nation's second largest producer of construction aggregates and a leading producer of magnesia-based chemicals, refractories and dolomitic lime products, used in a wide variety of industries. The discussion and analysis that follows reflect management's assessment of the financial condition and results of operations of Martin Marietta Materials and should be read in conjunction with the audited consolidated financial statements on pages 9 through 23.

BUSINESS COMBINATIONS AND SALE OF MAGNESIA SPECIALTIES' REFRACTORIES BUSINESS

The Corporation expects to complete the purchase of the remaining interest of Meridian Aggregates Company ("Meridian") under the purchase option terms of the original October 1998, investment agreement early in the second quarter 2001. The estimated purchase consideration will consist of $235 million, including the original October 1998, investment of $42 million, the retirement of debt, the forgiveness of related party obligations, and amounts estimated for certain other assumed liabilities and transaction costs; plus the assumption of normal balance sheet liabilities. The estimated purchase consideration is subject to certain other adjustments. This acquisition will be accounted for under the purchase method of accounting and the operating results of Meridian will be included with those of the Corporation from the acquisition date forward. Additional information regarding this acquisition, and the related financing, is contained in Note M to the audited consolidated financial statements on page 23, under "Business Environment" on pages 27 through 33 and "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 35 through 38.

While management believes that the consolidation of the aggregates and other construction materials industries is continuing, acquisition asking prices during 2000 escalated, at times, to what management considered to be an unreasonable level. Therefore, the Corporation focused more on internal growth and capacity expansion during 2000, when compared with the acquisition activity of recent years. In 2000, the Corporation completed five acquisitions, for a combined $39.3 million in cash and certain other consideration. The Corporation also entered into a long-term operating agreement with Chemical Lime Company whereby Martin Marietta Materials will process aggregates materials and provide certain operating services. These transactions strategically expanded the Corporation's aggregates and other businesses in Texas, North Carolina, Tennessee and Ohio. The acquisitions in 2000 were accounted for under the purchase method of accounting, and the operating results of the businesses acquired were included with those of the Corporation from the acquisition dates forward. In addition, the Corporation invested an additional $1.4 million in Industrial Microwave Systems. The "Liquidity and Cash Flows" discussion, which follows, includes the impact of these transactions on financing and investing activities.

Aggregates Division Capacity
(in millions of tons)

1996       120.0
1997       165.8
1998       197.6
1999       208.7
2000       241.8

Note:  2000 includes 25 million tons from the Meridian acquisition.


During 2000, the Corporation finalized the purchase price allocation of the ten transactions completed in 1999. The post-closing adjustments relating to working capital and other fair value adjustments were finalized without a significant impact on the preliminary purchase price allocation.

Goodwill represents the excess of the purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed if the facts and circumstances indicate potential impairment. If this review indicates that the carrying value of goodwill will not be recoverable, based on estimated cash flows of the business acquired over the remaining amortization period, goodwill will be reduced by the estimated shortfall of discounted cash flows. Goodwill is as follows at December 31:

            Goodwill          % of Total    % of Shareholders'
          (in millions)         Assets            Equity
2000         $375.0              20.4%            43.4%
1999         $375.3              21.5%            48.5%

Page 24            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

On February 23, 2001, the Corporation entered into an agreement with a wholly owned subsidiary of Minerals Technologies Inc. to sell certain assets related to its refractories business. In an accompanying manufacturing agreement, Magnesia Specialties agreed to supply the subsidiary of Minerals Technologies with certain refractories products for up to two years after the sale. During 2000, the refractories business contributed $57.3 million to net sales.

Management expects to recognize a gain on the sale, however, the gain will be largely offset by a write-down of certain assets of the refractories business, including assets at the Manistee, Michigan, operating facility, as the facility is repositioned to focus on production of chemicals products. The decline in net sales will be somewhat mitigated during the operative period of the manufacturing agreement. Further Magnesia Specialties' earnings from operations will decline, due to the elimination of the refractories business earnings contribution and the division's inability to proportionately eliminate fixed costs associated with shared production facilities and overhead costs. The agreement contemplates a closing to occur in the second quarter 2001.

The sale of Magnesia Specialties' refractories business will lessen the Magnesia Specialties division's dependence on the steel industry over time. In fact, excluding the refractories business, Magnesia Specialties' sales to the steel industry would account for 43% of the division's 2000 net sales, as compared to 68%, including refractories.

As a result of the Corporation's study of various alternatives related to Magnesia Specialties, the Corporation has determined that the Woodville, Ohio, operation will be transferred to the MidAmerica Division of the Aggregates division. The Woodville, Ohio, operation produces and sells dolomitic lime to the steel industry and produces and sells more than 1.0 million tons per year of aggregates to construction businesses.

The Corporation continues to evaluate strategic options, including possible divestiture of the remaining Magnesia Specialties' chemicals business, with a goal of creating additional value for the Corporation. However, there can be no assurance that management will pursue these opportunities, if any. Additional information regarding this transaction is contained in Note M to the audited consolidated financial statements on page 23 and in the "Business Environment" discussion that follows.

RESULTS OF OPERATIONS

The Corporation's Aggregates division's business is characterized by a high level of dependence on construction-sector spending and Magnesia Specialties' product lines, particularly refractories and dolomitic lime products, are used principally within the steel industry. Therefore, the Corporation's operating results are highly dependent upon activity within the construction and steel-related marketplaces, both of which are subject to interest rate fluctuations and economic cycles within the public and private business sectors. Factors, such as seasonal and other weather-related conditions, also affect the Aggregates division's production schedules and levels of profitability. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. Further, the Corporation's sales and earnings are predominantly derived from its Aggregates division. The following comparative analysis and discussion should be read in that context.

As discussed in "New Accounting Standards" on pages 38 and 39, the Corporation adopted Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, beginning with the fourth quarter 2000. As a result, total revenues include sales of materials to customers, net of allowances, plus freight and delivery costs billed to customers. The reconciliation of total revenues and total cost of revenues to amounts previously reported is as follows:

YEARS ENDED DECEMBER 31,
(IN MILLIONS)                        2000          1999          1998
-----------------------------------------------------------------------
Net sales                         $ 1,333.0     $ 1,258.8     $ 1,057.7
Freight and delivery
  revenues                            184.5         175.3         143.8
-----------------------------------------------------------------------
   Total revenues                   1,517.5       1,434.1       1,201.5

Cost of sales                        1,029.4        948.1         776.1
Freight and delivery costs             184.5        175.3         143.8
-----------------------------------------------------------------------
   Total cost of revenues            1,213.9      1,123.4         919.9
-----------------------------------------------------------------------
   Gross profit                   $    303.6    $   310.7     $   281.6
=======================================================================

The comparative analysis in this Management's Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales, which exclude freight and delivery revenues and costs, and is consistent with the basis by which management reviews the Corporation's operating results.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 25

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The Corporation's 2000 net earnings of $112.0 million, or $2.39 per diluted share, reflect a decrease of 11%, compared with 1999 net earnings of $125.8 million, or $2.68 per diluted share. The 1999 net earnings were 9% higher than 1998 net earnings of $115.6 million, or $2.48 per diluted share. The Corporation's consolidated net sales of $1.333 billion in 2000 reflect an increase of $74.2 million, or 6%, over 1999 net sales of $1.259 billion. The 1998 consolidated net sales were $1.058 billion. Consolidated earnings from operations were $202.5 million in 2000 and $215.3 million in 1999, reflecting a decrease of $12.8 million, or 6%, in 2000 and an increase of $18.7 million, or 10%, in 1999, both over the prior year. The Corporation's 1998 operating earnings were $196.6 million.

In 2000, the Corporation's results reflected the impact of sharp increases in energy-related costs, a slowdown in demand for construction-related spending and weather-related events. The Corporation's Aggregates division's energy-related costs include diesel fuel, liquid asphalt, natural gas and barge freight costs. Diesel fuel is used primarily to operate mobile equipment in quarry production, liquid asphalt and natural gas are used in the production of asphalt and the barge freight related to waterborne transportation includes fuel escalators that adjust barge freight rates, generally on a quarterly basis. Unanticipated escalation in energy-related costs in the Aggregates business, based on comparable operating levels at heritage locations, reduced the Corporation's 2000 net earnings by $24.5 million when compared to the prior year. Historically, selling prices are increased annually and do not include escalators for increases in specific underlying costs.

Diesel Fuel
(average price per gallon)

1996     $ 0.78
1997     $ 0.72
1998     $ 0.56
1999     $ 0.65
2000     $ 0.98

Source: National average price per gallon of diesel fuel for industrial consumers from the February 2001, Petroleum Marketing Monthly issued by the Energy Information Administration. The 2000 average price per gallon of diesel fuel reflects the average of actual diesel fuel prices through November 2000.

Construction-related demand was affected by unexpected delays in the ramp-up of the Transportation Equity Act for the 21st Century ("TEA-21") spending and the increasingly slowing economy. The extended lag between the appropriation of federal highway funds and actual highway construction, contributed to total value of construction work on highways and bridges declining in 2000, when compared to 1999. The decline in commercial and residential construction demand experienced during 2000 was spurred, in part, by the high interest rate environment, which caused a slowdown in the economy. This slowdown most significantly affected the Corporation's operations in the midwestern and central areas of the United States.

Unusual weather patterns continued to negatively affect the Corporation's revenues and earnings. North Carolina, the Corporation's largest revenue and production state, experienced a record snowfall in the first quarter 2000, and prolonged wet weather continued to affect operations in the state throughout the spring and parts of the summer and fall. Operations in Texas experienced uncharacteristically wet weather during the last half of the year and, along with operations in the mid-western, central and southeastern regions of the United States, were negatively affected by an early, severe winter.

The combination of declining construction demand and adverse weather conditions reduced the Corporation's aggregates shipments below the prior year's.

SHIPMENTS (THOUSANDS OF TONS)           2000       1999
---------------------------------------------------------
Heritage Aggregates Operations         156,386    162,995
Acquisitions                             8,529      2,214
---------------------------------------------------------
Aggregates Division                    164,915    165,209
=========================================================

While volume declined in 2000, average selling prices continued to increase for both heritage aggregates operations (which exclude acquisitions that have not been included in prior-year operations for a full year) and the Aggregates division as a whole. Heritage aggregates operations' average selling prices increased 3.7%, and average selling prices for the Aggregates division, which includes all acquisitions from the date of acquisition, increased 3.6% during 2000.

The Corporation's Magnesia Specialties division contributed $8.2 million to operating earnings, a $1.0 million increase when compared to 1999. Higher-than-expected costs for

Page 26            Martin Marietta Materials, Inc. and Consolidated Subsidiaries
natural gas, which is used to operate certain of the division's kilns, negatively affected earnings from operations by $3.3 million in 2000, when compared to 1999. Despite the weak economic performance of the steel industry and higher natural gas costs, the division made a solid contribution to 2000's operating results, primarily based upon the strength of its first-half 2000 performance.

The Corporation's operating margin of 15.2% in 2000 declined from 17.1% in 1999, primarily as a result of energy-related costs and lower volumes at heritage aggregates operations. Lower margin asphalt, ready mixed and paving operations associated with certain acquisitions, also contributed to the operating margin reduction. Improving margins at Magnesia Specialties in 2000 slightly offset the decline.

Other income and expenses, net, for the year ended December 31, 2000, was $8.2 million in income, compared to income of $18.4 million and $1.3 million in 1999 and 1998, respectively. In addition to other offsetting amounts, other income and expenses, net, is comprised generally of interest income, gains and losses associated with the disposition of certain assets, gains and losses related to certain receivables, costs associated with the commercialization of certain new technologies and net equity earnings from non-consolidated investments. In 2000, other income includes a nonrecurring insurance settlement related to Hurricane Floyd. Other income in 1999 included nonrecurring settlements from antitrust claims and a higher-than-normal level of planned property sales, both principally relating to the Aggregates division.

Interest expense for the year ended December 31, 2000, was $41.9 million. This reflects an increase of $2.5 million, or 6%, in 2000 over 1999. Interest expense was $39.4 million in 1999, an increase of $15.7 million, or 66%, over 1998 interest expense of $23.8 million. The increased interest expense in 2000 results primarily from the impact of increased balances of outstanding debt throughout the year and increased interest rates on the Corporation's variable rate commercial paper program. The interest expense increase from 1999, as compared to 1998, resulted primarily from the full-year impact of borrowings to finance the acquisition of Redland Stone Products Company ("Redland Stone").

The Corporation's effective income tax rate for 2000 was 33.6%, compared with 35.3% in 1999 and 33.6% in 1998. The variance in the effective income tax rates for these years, when compared to the federal corporate tax rate of 35%, is due to the effects of several factors. The Corporation's effective tax rates for these years include state income taxes and reflect the effects of differences in financial and tax accounting, arising from the net permanent benefit associated with the depletion allowances for mineral reserves, nondeductible amortization of certain goodwill balances, foreign operating earnings and earnings from nonconsolidated investments.

The Corporation's debt-to-capitalization ratio decreased from 45% at December 31, 1999, to 43% at December 31, 2000, with total debt, including commercial paper obligations, increasing from $641.7 million to $646.7 million and shareholders' equity increasing from $774.0 million to $863.3 million. During 2000, the Corporation paid common stock dividends of $25.2 million, or $0.54 per common share. Additional information regarding the Corporation's debt and capital structure is contained in Note E to the audited consolidated financial statements on pages 16 and 17 and under "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 35 through 38.

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

The Aggregates division markets its products primarily to the construction industry, with 46% of its aggregates shipments made to contractors in connection with highway and other public infrastructure projects and the balance


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 27

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

of its shipments made primarily to contractors in connection with commercial and residential construction projects. Accordingly, the Corporation's profitability is sensitive to national, as well as regional and local, economic conditions and particularly to cyclical swings in construction spending. The cyclical swings in construction spending are affected by fluctuations in interest rates, changes in the levels of infrastructure funding by the public sector, and demographic and population shifts. Further, the Corporation's asphalt, ready mixed and road paving operations generally follow trends in the construction industry.

2000 Aggregate Division Markets

46%  Infrastructure
30%  Commercial
18%  Residential
 6%  Chemical, Railroad Ballast & Other

While construction spending in the public and private market sectors is affected by changes in economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are less interest-rate sensitive than private-sector spending, and generally improved levels of funding have enabled highway and other infrastructure projects to register improvement over the past few years. However, in 2000, the total value of construction work on highways and bridges was less than 1999. The Corporation believes public-works projects consumed more than 50% of the total annual aggregates consumption in the United States during 2000, which has consistently been the case for each year since 1990. Additionally, since public sector-related shipments account for 46% of the Corporation's 2000 aggregates shipments, the Aggregates division also enjoys the benefit of the high level of public-works construction projects. Accordingly, the Corporation's management believes the Corporation's exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened somewhat by the division's broad mix of public sector-related shipments.

Public-sector construction projects are funded through a combination of federal, state and local sources, with TEA-21 providing the principal source of federal funding. Congress passed TEA-21 legislation on June 9, 1998. TEA-21 provides federal transportation funding authorization of $218 billion ($168 billion for highway construction and $50 billion for other programs) over a six-year period ending in 2003. TEA-21 increases funding by approximately 40% over the prior federal funding level and increases funding for highway construction alone by an average of 44%.

In a change from previous legislation, TEA-21 provides a minimum funding guarantee firewall for the Highway Account of the Highway Trust Fund and minimum percentage of funding guarantees for each state. TEA-21 requires that 100% of the federal gasoline tax revenues collected be directed into the Highway Trust Fund, as a minimum funding guarantee. Further, TEA-21 includes a highway funding distribution formula that guarantees that each state will receive a minimum percentage of highway funding, equal to 90.5% of the state's share of total gasoline tax contributions. Many states in the South are expected to experience an increase in funding in excess of the 44% national average, as a result of the revised highway funding distribution formula. Highway construction spending is expected to increase further as state departments of transportation match, as required, the federal funds received under TEA-21.

The federal transportation appropriation bill for fiscal 2001 fully funded the guaranteed highway funding level authorized under TEA-21 of $27.7 billion. Further, the fiscal 2001 transportation appropriations bill includes an additional $3.1 billion for guaranteed highway funding under the revenue aligned budget authority ("RABA") provisions of TEA-21. The additional $3.1 billion of guaranteed funding results from the adjustment of TEA-21 Federal-Aid Highways authorizations as gasoline tax receipt projections were amended to reflect actual receipts. The fiscal 2001 federal transportation

Page 28            Martin Marietta Materials, Inc. and Consolidated Subsidiaries
appropriations bill also included $1.4 billion for demonstration projects, other specific projects and compensation for emergency repairs to highways damaged by natural disasters. Annual highway funds, under all TEA-21 programs, are available to be obligated by state departments of transportation during the year of appropriation. Once obligated, TEA-21 funds are available until expended. Unobligated highway funds are carried over into the following year.

Federal Funding for Highways (in billions)

Fiscal year 1998     $21.4
Fiscal year 1999     $26.8
Fiscal year 2000     $28.8
Fiscal year 2001     $32.2
Fiscal year 2002     $34.3
Fiscal year 2003     $28.7

Note: Fiscal year 2000, 2001 and 2002 include RABA funding of $1.5 billion, $3.1 billion and $6.0 billion, respectively. Fiscal year 2001 includes $1.4 billion for special projects.

Source: American Road and Transportation Builders Association. This chart depicts estimated funding under TEA-21, as originally passed in 1998, compared to actual funding authorization through fiscal 2001. Fiscal 2002 RABA is estimated; no RABA estimates are available for fiscal 2003.

Funding for federal transportation appropriations is subject to balanced budget and other proposals that may affect the additional funding available for the Highway Fund. Congress must also annually appropriate highway funding levels, and there is no assurance that Congress will continue to follow the TEA-21 legislated minimum funding guarantee firewall or the highway funding distribution formula.

In December 2000, the American Road and Transportation Builders Association ("ARTBA") released its 2001 highway construction forecast, including an overview of highway construction in 2000. ARTBA's research indicated that the total value of construction work on highways and bridges in 2000 was running behind the pace of 1999. The research further cites a number of reasons for the decline, many of which the Corporation has noted as contributing to the lag between the appropriation of highway funds and the actual commencement of construction. The reasons for the extended lag in highway construction cited in the ARTBA research include the following: insufficient backlog of projects ready for construction when federal highway funding unexpectedly increased; increased environmental reviews and permitting requirements and related litigation; inadequate staffing at some state departments of transportation, coupled with a reluctance to outsource preliminary engineering to the private sector; a shortfall of matching funds or a reduction of state funding for highway programs, in some states; and a growing diversion of federal highway funds, by certain states, to Federal Transit Administration projects under the mass transit provisions of TEA-21.

ARTBA forecasts a 7% to 10% growth in the highway construction market in 2001, supported by the full funding of the 2001 federal highway obligation authority under TEA-21 and, as indicated earlier, additional funding under RABA and other appropriations. The ARTBA research cautions that these funding increases will not immediately translate into increased highway growth, due to the lag between funding and construction. However, the 2001 forecast is further supported by the fact that the pace of state obligation of federal highway funds increased 6.5% for fiscal year 2000, when compared to 1999. ARTBA also indicates that state spending for preliminary engineering and right-of-way acquisitions, necessary steps before highway projects can move to construction, increased, suggesting that states have been getting more projects ready for construction.

The Aviation Investment and Reform Act for the 21st Century ("AIR-21") provides funding for airport improvements throughout the United States. Congress approved $3.2 billion for the Aviation Improvement Program under AIR-21 for fiscal year 2001, which represents a 64% increase over fiscal year 2000 funding of $1.95 billion. Management does not expect that the funding increases will have an impact on aggregates demand until 2002 or 2003, due to the lag between funding, design and engineering, and actual construction.

The Corporation's capital expansion program is focused on taking advantage of TEA-21; state and local spending, including a recently approved $3.1 billion public college and university education construction bond in North Carolina; and other infrastructure growth, through investment in both permanent and portable quarrying operations. However, there is no guarantee that the Corporation will fully benefit from the expected increase in public-works construction projects.

The aggregates industry expansion and growth is subject to increasing challenges from environmental and political advocates who want to control the pace of future development and preserve open space. Rail and other transportation alternatives are being supported by these groups as solutions to mitigate traffic congestion and overcrowding.

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States' national air pollution control program that granted the Environmental Protection Agency ("EPA") the authority to set limits on the level of various air pollutants. Recently, environmental groups have been successful in lawsuits against federal and certain state departments of transportation, asserting that highway construction should be delayed until the municipal area is in compliance with the Clean Air Act. The EPA lists several major metropolitan areas in the Corporation's markets, including Atlanta, Georgia, and Houston/Galveston and Dallas/Forth Worth, Texas, as non-attainment areas with deadlines to


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 29

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

reduce air pollutants or face fines or control by the EPA. Other environmental groups have published lists of targeted municipal areas, including areas within the Corporation's marketplace, for environmental and suburban growth control. The effect of these initiatives on the Corporation's growth is typically localized, and further challenges are expected as these initiatives gain momentum across the United States.

The general economy continued its record-setting pace of expansion early in 2000, with productivity growth, high levels of technology spending and investment in technology-related stocks. Against this backdrop, the Federal Reserve believed that consumer demand was increasing at a rate in excess of productivity-driven gains in supply and, when coupled with a tightening labor supply, could trigger increases in inflation that would undermine the economy's growth. In response, the Federal Reserve Open Market Committee increased the federal funds rate three times through the first five months of 2000, on the heels of three prior rate hikes, beginning in June 1999. However, as the second half of 2000 progressed, the United States' economy began to slow, as a year of rising interest rates softened housing activity and consumer spending declined. Further, the mid-year reduction in the value of technology-related stocks and rising energy prices contributed to economic slowdown. As cost pressures build, led by energy prices, consumer demand moderates and credit conditions tighten, some economists now predict that the 2001 economy is on track for its weakest growth rate performance since 1991. In recognition of the changing economic climate, the Federal Reserve lowered the federal funds rate by 100 basis points in January 2001, and many economists expect more rate reductions in the near term. The current federal funds rate reduction is anticipated to have an impact on the level of construction spending. However, as discussed previously, public-works construction spending is principally driven by the level of gasoline tax revenues and the appropriation guidelines under TEA-21. As such, the volatility of public-works construction spending to interest rate changes is somewhat mitigated.

The Aggregates division's operations are concentrated in the southeastern, southwestern, midwestern and central regions of the nation, therefore, the division's -- and, consequently, the Corporation's -- operating performance and financial results depend on the strength of these specific regional economies. In recent years, economic growth in the United States, particularly in the Southeast and Southwest, has been generally strong. However, if federal appropriation levels are reduced, if a reduction occurs in state and local spending, or if the specific regional economies decline, the Aggregates division could be adversely affected. The Aggregates division's top five revenue-generating states, namely North Carolina, Texas, Ohio, Georgia and Iowa, accounted for approximately 60% of 2000 net sales.

A growing percentage of the Corporation's aggregates shipments are being moved by rail or water through a distribution yard network. In 1994, 93% of the Corporation's aggregates shipments were moved by truck, while the balance was moved by rail. In contrast, the Corporation's aggregates shipments moved 80% by truck, 10% by rail and 10% by water in 2000. Further, the acquisition of Meridian and its rail-based distribution network, coupled with the extensive use of rail service in the Southwest Division, increases the Corporation's dependence on and exposure to railroad performance, including track congestion, crew availability and power failures, and the ability to renegotiate favorable railroad shipping contracts.

2000 Transport Mode                 1994 Transport Mode
(% of 2000 shipments                (% of 1994 shipments
of 164.9 million tons)              of 71.2 million tons)
80% Truck                                    93% Truck
10% Rail                                      7% Rail
10% Water


Page 30           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Seasonal changes and other weather-related conditions can also significantly affect the aggregates industry. Consequently, the Aggregates division's production and shipment levels coincide with general construction activity levels, most of which occur in the division's markets in the spring, summer and fall. The division's operations that are concentrated principally in the north central region of the Midwest generally experience more severe winter weather conditions than the division's operations in the Southeast and Southwest. North Carolina, the Corporation's largest revenue generating state at 20% of 2000 net sales, is at risk for Atlantic Ocean hurricane activity and has experienced hurricane-related losses in recent years.

Currently, management believes the construction industry's overall consumption levels, and the Corporation's heritage shipments, will remain at constant levels or increase by up to 2% in 2001. This rate of heritage growth is built on an expected 5% to 9% growth in infrastructure-related aggregates volume, comparable to the ARTBA forecast. However, within the construction industry, management believes the anticipated increases in public-works construction will be offset by decreases in the residential and commercial construction markets, as a result of a slowing economy. The continued impact of the factors cited in the ARTBA forecast could negatively affect anticipated infrastructure aggregates volume growth. Due to the high level of fixed costs associated with aggregates production, the Corporation's operating leverage can be substantial. Therefore, a slowdown in shipments and the resultant reduction in production would impact earnings. Currently, the Corporation's overall aggregates production and shipments volumes are expected to grow by approximately 12% to 15%, including heritage growth, the purchase of Meridian and several smaller acquisitions, and capacity expansion programs that are currently in process. Coupled with anticipated price increases of 3% to 4% in 2001, net sales are expected to increase 15% to 19%. Based on current economic forecasts, which predict negligible to modest growth in gross national product, and moderating energy costs, net earnings are expected to increase at a rate of 10% to 15%, after interest costs and goodwill amortization on new acquisitions, and excluding any impact on operating earnings related to the sale of Magnesia Specialties' refractories business. The Meridian acquisition is expected to be neutral to slightly accretive to earnings, while the smaller acquisitions could have a slightly dilutive to neutral effect on 2001 earnings. Management cannot guarantee that the Corporation will achieve these expectations for 2001.

Over the next five years, management expects that the Aggregates division's business and financial results will continue to grow, as a result of increased infrastructure construction spending generated by TEA-21, coupled with moderate growth in residential and commercial construction. Further, the Aggregates division will generally follow national, regional and local general economic, construction and industry trends.

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

During 2000, the Corporation expanded its market opportunities by consummating five transactions for the acquisition of aggregates and other operations, entering into a long-term aggregates operating agreement and either opened, or began the process of opening, three new quarry locations.

The Corporation's aggregates reserves, including its Meridian acquisition, exceed 50 years of production, based on current levels of activity.

Through its Magnesia Specialties division, the Corporation also manufactures and markets magnesia-based products, including heat-resistant refractories products for the steel industry and magnesia-based chemicals products for industrial, agricultural and environmental uses, including wastewater treatment and acid neutralization. Magnesia Specialties' products used within the steel industry, particularly refractories products and dolomitic lime, accounted for approximately 68% of the division's net sales for 2000. Accordingly, the division's profitability is dependent on the production of steel and the related marketplace, and a significant portion of the division's product pricing structure is affected by current economic trends within the steel industry. Further, due to the high level of fixed costs associated with production, the division's operating leverage can be substantial.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 31

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


The United States' steel demand remained strong through the first six months of 2000, although the level of foreign steel imports remained high. However, as the steel industry moved into late summer, steel demand generally slowed, matching the demand for durable goods in the economy, and steel inventory levels grew. As the year progressed, the dramatic increases in energy-related costs, particularly natural gas, coupled with a slowdown in demand and continued high levels of steel imports, led to rapidly deteriorating performance in the steel industry. As a result, the viability of certain steel producers is questionable and steel producer bankruptcies have increased in recent months.

The performance of the Magnesia Specialties division's steel-related products followed the steel industry's performance in 2000. As a result, Magnesia Specialties' improved operating earnings during the first-six months of 2000, compared with the prior-year period, were largely offset by performance in the second half of the year. While, for the full year, refractories and dolomitic lime products experienced increased volumes, refractories pricing declined. Further consolidation among manufacturers of refractory brick removed a significant periclase customer from the market during the year. The division's chemicals products, excluding fuel additive shipments to utilities, had solid sales in 2000, as a result of continued diversification in chemicals used as flame retardants, in wastewater treatment and in reducing stack pollution. However, competitive pricing pressures continued throughout 2000. As discussed in "Results of Operations," higher-than-expected costs for natural gas negatively affected earnings from operations in 2000, when compared to 1999. Overall, sales for the division declined in 2000, while operating earnings showed improvement, in spite of the rising cost of natural gas.

Raw Steel Production for 2000
(thousands of net tons)

January           2,189.20          July              2,175.00
February          2,270.50          August            2,089.25
March             2,293.25          September         2,080.20
April             2,335.20          October           1,996.25
May               2,331.75          November          1,924.25
June              2,237.00          December          1,756.40

Source: American Iron and Steel Institute

The division's performance will continue to be directly tied to the steel industry, and without both short- and long-term relief in natural gas costs, and with the absence of federal restrictions on foreign steel imports, the prospects for long-term improvement are weak. Management is minimizing production to keep inventory levels low until natural gas pricing returns to more economically feasible levels. The continued pressure on natural gas prices could raise production costs above the prevailing competitive market price for certain products. The Magnesia Specialties division has further exposure, if the financial condition of the steel industry continues to deteriorate. Management expects sales and earnings from operations of the Magnesia Specialties division to decline in 2001, dependent in part on natural gas prices and conditions in the steel industry and resulting from the anticipated sale of the refractories business.

Approximately 16% of the Magnesia Specialties division's products are sold in foreign jurisdictions, with no single country accounting for 10% or more of the division's sales. While the division's products are manufactured and sold principally in the United States, the division also markets its products in Canada, Mexico, Europe (principally England and Germany) and the Pacific Rim (primarily Korea). As a result of these foreign market sales, the division's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the division distributes its products. To mitigate the short-term effects of changes in currency exchange rates on the division's operations, the division principally uses the U.S. dollar as the functional currency in foreign transactions.


Page 32            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The union contract for the division's employees at its Woodville, Ohio, operating facility was extended in June 2000 and expires in June 2001.

The Corporation continued research and development activities during 2000 in several technological product areas. Composite materials have been used for bridge deck installation and replacement, and research is continuing on a variety of other construction-related uses. Management believes that additional funds for innovative technologies in roadways, from the TEA-21 program, offer opportunities to put new bridge decks in service and to focus more attention on the long-life and low-maintenance costs expected from the composite materials. The Corporation also made an additional investment in a start-up company in 2000, Industrial Microwave Systems ("IMS"). IMS has proprietary technology for use in industrial heating and drying applications, as well as food processing and aseptic packaging.

As expected, the Corporation had limited revenue in 2000 from ECO-MIN(R) fertilizer, a patented soil remineralization product, and SC27(TM) soil inoculant, a microbial soil enhancer, both used to enhance plant growth. Further, as expected, these technologies did not generate profits in 2000.

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

Generally, the impact of inflation on the Corporation's businesses has become less significant with the benefit of continued moderate inflation rates. However, energy-related inflation affects, among other things, the costs of operating mobile equipment used in quarry operations, waterborne transportation of aggregates materials, asphalt production and fuel for kiln operations. In fact, as previously discussed, energy-related inflation had a significantly negative affect on 2000 operations, when compared to 1999 operations. Wage inflation, triggered by low unemployment and the resulting increase in labor costs, is somewhat mitigated by increases in productivity. Generally, when the Corporation incurs higher capital costs to replace productive facilities and equipment, increased capacity and productivity, and various other offsetting factors, counterbalance increased depreciation costs.

The Corporation is replacing its existing information systems with an enterprise-wide information solution through J.D. Edwards World Solutions Company. The capital requirements for this project are expected to be $24 million, with $16 million expected to be expended in 2001. Management expects to complete the system design and implementation phase of several significant processes during 2001, including the implementation of the general ledger and financial reporting package. However, the full system implementation will take a period of two to three years. The Corporation believes it has deployed sufficient manpower and capital to successfully complete the project.


DISCUSSION OF BUSINESS SEGMENTS

The Corporation conducts its operations through two reportable business segments: Aggregates and Magnesia Specialties. The Aggregates division is the second largest producer of construction aggregates in the United States. The Corporation's sales and earnings are predominantly derived from its aggregates segment, which processes and sells granite, limestone, sand and gravel and other aggregates products for use primarily by commercial customers. The division's products are used principally in domestic construction of highways and other infrastructure projects and for commercial and residential buildings. The Aggregates division also includes the operations of its other construction materials businesses. These businesses, acquired through continued selective vertical integration by the Corporation, include primarily asphalt, ready mixed concrete and road paving operations. The Corporation's Magnesia Specialties division produces refractories materials and dolomitic lime used in basic steel production and chemicals products used in industrial, agricultural and environmental applications. The magnesia-based products segment generally derives a major portion of its sales and earnings from the products used in the steel industry.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 33

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


The Corporation's evaluation of performance and allocation of resources is based primarily on earnings from operations. Earnings from operations is total revenues less cost of revenues; selling, general and administrative expenses; and research and development, and excludes interest expense and other income (expense). The accounting policies of the reportable segments are the same as those described in Note A to the audited consolidated financial statements on pages 13 through 15. Assets employed by segment include assets directly identified with those operations. Corporate headquarters' assets consist primarily of cash and cash equivalents, and property, plant and equipment for corporate operations. All debt, and the related interest expense, is held at corporate headquarters. Property additions include property, plant and equipment that has been purchased through acquisitions in the amount of $15,325,000 in 2000, $44,747,000 in 1999 and $154,445,000 in 1998.

The following tables display selected financial data for the Corporation's reportable business segments for each of the three years in the period ended December 31, 2000.

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT

years ended December 31
(in thousands)

NET SALES                                2000           1999           1998
---------------------------------------------------------------------------
Aggregates                         $1,202,581     $1,125,636     $  920,767
Magnesia Specialties                  130,419        133,191        136,924
---------------------------------------------------------------------------
Total                              $1,333,000     $1,258,827     $1,057,691
===========================================================================

GROSS PROFIT
---------------------------------------------------------------------------
Aggregates                         $  276,640     $  283,998     $  249,516
Magnesia Specialties                   26,931         26,701         32,132
---------------------------------------------------------------------------
Total                              $  303,571     $  310,699     $  281,648
===========================================================================

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES
---------------------------------------------------------------------------
Aggregates                         $   82,088     $   75,568     $   64,106
Magnesia Specialties                   16,680         17,053         17,935
---------------------------------------------------------------------------
Total                              $   98,768     $   92,621     $   82,041
===========================================================================

EARNINGS FROM
OPERATIONS
---------------------------------------------------------------------------
Aggregates                         $  194,232     $  208,011     $  184,648
Magnesia Specialties                    8,245          7,278         11,906
---------------------------------------------------------------------------
Total                              $  202,477     $  215,289     $  196,554
===========================================================================

ASSETS EMPLOYED                          2000           1999           1998
---------------------------------------------------------------------------
Aggregates                         $1,703,752     $1,598,948     $1,423,031
Magnesia Specialties                   99,913        105,362        117,549
Corporate headquarters                 37,774         38,264         48,009
---------------------------------------------------------------------------
Total                              $1,841,439     $1,742,574     $1,588,589
===========================================================================

DEPRECIATION, DEPLETION
AND AMORTIZATION
---------------------------------------------------------------------------
Aggregates                         $  125,697     $  114,457     $   89,487
Magnesia Specialties                    8,532          8,468          8,738
Corporate headquarters                  2,144          1,829            540
---------------------------------------------------------------------------
Total                              $  136,373     $  124,754     $   98,765
===========================================================================

PROPERTY ADDITIONS
---------------------------------------------------------------------------
Aggregates                         $  174,797     $  177,318     $  260,112
Magnesia Specialties                    6,817          3,942          6,874
Corporate headquarters                  4,516          1,307         11,385
---------------------------------------------------------------------------
Total                              $  186,130     $  182,567     $  278,371
===========================================================================

AGGREGATES. The Aggregates division's net sales increased 7% to $1.203 billion for the year ended December 31, 2000, compared with the prior year's net sales. This increase in net sales reflects a 0.3 million ton decrease in total aggregates tons shipped during 2000 to 164.9 million tons, offset by increases in volumes in asphalt and other construction-related operations and prices. The decrease in total aggregates tons shipped during 2000 is discussed in "Results of Operations." The division's heritage aggregates operations, which exclude acquired operations that have not been included in prior-year operations for a full year, experienced pricing improvements during 2000 of approximately 3.7% in average net selling price, while the division's overall aggregates average net selling price increased 3.6%, when compared with the prior year's prices. As in 1999, the pricing structure in acquired operations reflects lower overall average net selling prices, principally because of differences in product groups, production costs, demand and competitive conditions, when compared with product sales from the Corporation's heritage aggregates operations.

The division's operating earnings for the full year 2000 decreased 7% to $194.2 million from the prior year's earnings from operations of $208.0 million. As discussed previously in "Results of Operations," the division's operating earnings for the year decreased, principally as a result of higher-than-

Page 34            Martin Marietta Materials, Inc. and Consolidated Subsidiaries
expected energy-related costs, a slowdown of construction activity and weather-related events.

For the year ended December 31, 1999, the Aggregates division had net sales of $1.126 billion, which were $204.9 million, or 22% higher than the 1998 net sales of $920.8 million. This improvement reflects a 15.7 million-ton increase in total aggregates tons shipped during 1999 to 165.2 million-tons and an increase of approximately 3.6% in the division's aggregates average net selling price, when compared with the prior year's. Earnings from operations in the year were $208.0 million, an increase of 13% over the division's operating earnings for 1998. The division's increased operating profits during 1999 were principally a result of the acquisition of Redland Stone, which was somewhat offset by the impact of weather-related events and weakening agricultural and commercial construction demand. Operating results in 1998 reflected record volume, 5.1% price increases at heritage aggregates locations and growth from acquisitions.

MAGNESIA SPECIALTIES. For the year ended December 31, 2000, the Magnesia Specialties division had net sales of $130.4 million, a decrease of $2.8 million, or 2%, from 1999 net sales of $133.2 million. The division's earnings from operations for 2000 of $8.2 million increased $1.0 million, or 13%, when compared to 1999 earnings from operations. As discussed earlier, the division's improvement during 2000 was the result of stronger performance in the steel industry in the first half of 2000. This improvement was significantly offset by higher-than-expected natural gas prices and deteriorating performance in the steel industry during the second half of 2000. Balanced production and shipment levels in 2000, along with effective cost controls, also provided a favorable year-over-year comparison between 2000 and 1999.

Magnesia Specialties division's 1999 net sales of $133.2 million were 3% below the prior year's. The division's operating earnings for 1999 of $7.3 million were 39% below the 1998 operating earnings. The division's results continued to reflect the poor performance of the steel industry through decreased demand and the resultant adjustment in the division's production levels. The Magnesia Specialties division's 1998 net sales of $136.9 million were 2% below the prior year's, and operating earnings for 1998 of $11.9 million were 14% below 1997 operating earnings.


LIQUIDITY AND CASH FLOWS

A primary source of the Corporation's liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was $212.9 million in 2000, as compared to $223.7 million in 1999 and $222.6 million in 1998. These cash flows were derived, substantially, from net earnings before deduction of certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization were as follows:

YEARS ENDED DECEMBER 31
(IN THOUSANDS)                         2000         1999         1998
---------------------------------------------------------------------
Depreciation                       $108,540     $ 98,559     $ 82,268
Depletion                             4,681        5,369        4,334
Amortization                         23,152       20,826       12,163
                                   --------     --------     --------
Total                              $136,373     $124,754     $ 98,765
                                   ========     ========     ========

CONSOLIDATED OPERATING CASH FLOW
(IN MILLIONS)

1996              $134.9
1997              $195.6
1998              $222.6
1999              $223.7
2000              $212.9

Working capital increases for 2000, included in the above-referenced cash provided by operations, were due primarily to increases in the value of the Aggregates division's inventories because of increases in inventory quantity, valuation and changes in mix; offset by a reduction in receivables, primarily as a result of reduced shipping levels in the fourth quarter. The 1999 working capital increases were due primarily to increases in Aggregates division's inventories, as a result of expected increases in demand in 2000, and an increase in receivables balances, primarily associated with the increased level of sales. The 1998 working capital increases included an increase in the Magnesia Specialties division's inventories as a result of strong production in 1998, coupled with reduced demand in certain product areas, and a decrease in overall trade accounts payable balances, partially offset by a decrease in receivables resulting from accelerated cash collections. Other assets and liabilities, net, include changes to both current and noncurrent balance sheet accounts. In addition to other offsetting amounts, other assets and liabilities, net, changed in 2000, principally due to a reduction in the accrual of certain postre-


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 35

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


tirement benefits and the payment of certain obligations accrued in the previous year. In 1999, other assets and liabilities, net, changed principally due to the decline in the rate of increase in certain self insurance reserves, as compared to a significant increase in 1998, as a result of higher-than-average claims.

Net cash used for investing activities was $201.8 million in 2000, a decrease of $12.8 million from $214.6 million reported in 1999. Of that amount, the Corporation used $39.3 million for the purchase of five Aggregates division-related acquisitions, compared with $77.1 million in 1999 for the purchase of ten Aggregates division-related acquisitions and $347.9 million in 1998 that financed the acquisition of Redland Stone and nine other acquisitions. Additions to property, plant and equipment, excluding acquisitions, of $170.8 million were 24% higher in 2000, compared with 1999. Comparable full-year capital expenditures were $137.8 million in 1999 and $123.9 million in 1998. The Corporation's acquisition and capital expenditures reflect planned strategic growth and capital spending activities that are consistent with management's strategy for investment and expansion within the consolidating aggregates industry. For the years 1999 and 2000, the Corporation's management had planned a more significant increase in property, plant and equipment additions. However, as anticipated net sales growth in the heritage operations was affected by weather-related conditions and softening construction demand, management scaled back capacity expansion to better match the timing of market expansion. Other investing activities included, among other items, proceeds from the sale of surplus land and equipment; in 2000, the Corporation's additional investment in IMS; in 1999, the Corporation's initial 19% investment in IMS and loans to Meridian; and in 1998, the Corporation's initial investment in Meridian.

Approximately $19.3 million of cash was used for financing activities during 2000, compared with $20.3 million in 1999. In 1998, $279.2 million of cash was provided by financing activities. The Corporation incurred $4.0 million of net indebtedness in 2000, excluding $1.0 million reflected in acquisitions, net. Net indebtedness of $14.7 million was incurred in 1999, excluding $9.2 million reflected in acquisitions, net. During 1998, the Corporation incurred $302.3 million of net indebtedness, principally in connection with the consummation of the Redland Stone acquisition. In 2000, the Board of Directors approved total cash dividends on the Corporation's common stock of $0.54 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.13 a share for the first and second quarters and at a rate of $0.14 a share for the third and fourth quarters. During 2000, the Corporation issued stock under its stock-based award plans, providing $2.0 million in cash. Comparable cash provided by issuance of common stock was $2.0 million and $1.9 million in 1999 and 1998, respectively. Further, during 1999 and 1998, the Corporation issued approximately 311,100 and 280,100 restricted shares of common stock, respectively, for acquisitions. The Corporation used cash of $12.7 million during 1999 to finance the repurchase of 322,300 shares of its common stock, at public market prices, at various purchase dates. The repurchase of shares was authorized under the Corporation's 6 million-share authorization from the Board of Directors for the Stock-Based Award Plan and the Amended Omnibus Securities Award Plan. There were no shares repurchased in 2000 or 1998.

The Corporation anticipates incurring additional indebtedness in connection with the Meridian acquisition. The funds for the consummation of the Meridian acquisition are expected to be initially provided through borrowings under the Corporation's United States' commercial paper program. The Corporation expects to subsequently repay a portion of its commercial paper borrowings with the proceeds from the planned issuance of publicly registered debt.

CAPITAL STRUCTURE AND RESOURCES

Long-term debt, including current maturities of long-term debt and commercial paper, increased to $646.7 million at the end of 2000, from $641.7 million at the end of 1999. Total debt represented approximately 43% of total capitalization at December 31, 2000, compared with 45% at December 31, 1999. The Corporation's debt at December 31, 2000, was principally in the form of publicly issued long-term, fixed-rate notes and debentures and United States' commercial paper (see Note E to the audited consolidated financial statements on pages 16 and 17). Shareholders' equity grew to $863.3 million at December 31, 2000, from $774.0 million at December 31, 1999.


Page 36           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The Corporation has $450 million in revolving credit facilities, syndicated through a group of commercial domestic and foreign banks, which support a United States' commercial paper program of a comparable amount. The credit facilities consist of a five-year, unsecured revolving credit agreement in the amount of $150 million (the "Long-Term Credit Agreement"), which expires in January 2002, and a 364-day unsecured revolving credit agreement in the amount of $300 million (the "Short-Term Credit Agreement"), which expires in August 2001 (see Note E to audited consolidated financial statements on pages 16 and 17). The Corporation amended its revolving credit agreements, in connection with extending the term of its Short-Term Credit Agreement, to modify certain restrictive covenants relating to leverage. The Corporation's management believes it will be able to extend its Short-Term Credit Agreement for an additional 364-day period beyond August 2001 and extend its Long-Term Credit Agreement for an additional five-year term beyond January 2002.

No borrowings were outstanding under either of the revolving credit agreements at December 31, 2000. However, the Long- and Short-Term Credit Agreements support commercial paper borrowings of $190 million outstanding at December 31, 2000, of which $150 million has been classified as long-term debt on the Corporation's consolidated balance sheet, based on management's ability and intention to maintain this debt outstanding for at least one year. The remaining outstanding commercial paper of $40 million has been classified as current on the Corporation's consolidated balance sheet.

At December 31, 2000, the Corporation had $2.5 million outstanding under a $10 million, variable-rate line of credit. The effective interest rate on the outstanding balance at December 31, 2000, was 7.32%.

As discussed earlier, the Corporation's operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see "Business Environment" on pages 27 through 33). Aside from these inherent risks, the Corporation's earnings are affected also by changes in short-term interest rates, as a result of its outstanding commercial paper obligations and temporary cash investments, including overnight investments in Eurodollars. However, management believes that the Corporation's exposure to short-term interest rate market risk is not material.

Long-term interest rates influence assumptions used to develop the costs for the Corporation's employee retirement and postretirement benefit plans. The Corporation's retirement and postretirement benefit expense in 2000 was reduced as a result of the increased discount rate for the retirement and postretirement benefit plans, favorable 1999 investment returns on employee retirement plan assets and certain changes to the postretirement benefit plan. The Corporation's management anticipates an increase in retirement and postretirement benefit expense in 2001, as a result of the decrease in the discount rate and lower investment returns experienced in 2000, as compared to 1999. There is no assurance that retirement and postretirement benefit expense will continue at current levels, due to the underlying volatility of interest rates and investment returns (see Note H to the audited consolidated financial statements on pages 18 through 20).

Certain agreements expose the Corporation to foreign currency fluctuations. However, management believes this exposure is not material to the Corporation.

The Corporation has entered into standby letter of credit agreements relating to workers' compensation and auto and general liability self insurance. On December 31, 2000, the Corporation had contingent liabilities under these outstanding letters of credit of approximately $8.4 million.

The 5.875% Notes, due December 1, 2008, with an effective rate of 6.03%, were issued in December 1998, in the aggregate principal amount of $200 million, through private placement in connection with the acquisition of Redland Stone. The 5.875% Notes were subsequently registered with the Securities and Exchange Commission (the "Commission") in February 1999. The initial purchasers in the private placement offering exchanged their outstanding notes for registered notes with substantially identical terms.

Currently, the Board of Directors has granted management the authority to file a universal shelf registration statement with the Commission for up to $500 million in issuance of either debt or equity securities. However, management has not determined the timing when, or the amount for which, it may file such shelf registration.

Martin Marietta Materials' internal cash flows and availability of financing resources, including its access to capital markets, both debt and equity, and its revolving credit agreements, are expected to continue to be sufficient to


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 37

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


provide the capital resources necessary to support anticipated operating needs, to cover debt service requirements, to fund capital expenditures and discretionary investments and to allow for payment of dividends for the foreseeable future. The Corporation's ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions.

The Corporation's senior unsecured debt has been rated "A-" by Standard & Poor's and "A3" by Moody's. The Corporation's $450 million commercial paper program is rated "A-2" by Standard & Poor's, "P-2" by Moody's and "F-2" by Fitch IBCA, Duff & Phelps. The Corporation's senior unsecured debt was downgraded from "A" to "A-" by Standard and Poor's and its commercial paper program was lowered from "A-1" to "A-2" by Standard and Poor's and from "F-1" to "F-2" by Fitch, as a result of the additional debt required to finance the acquisition of Meridian. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.


ENVIRONMENTAL MATTERS

The Corporation's operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety, and other regulatory matters. Certain of the Corporation's operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation's operations and such permits are subject to modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Corporation's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Corporation in the future.

The Corporation records appropriate financial statement accruals for environmental matters in the period in which liability is established and the appropriate amount can be estimated reasonably. Among the variables that management must assess in evaluating costs associated with environmental issues are the evolving environmental regulatory standards. The nature of these matters makes it difficult to estimate the amount of any costs that may be necessary for future remedial measures. The Corporation currently has no material provisions for estimated costs in connection with expected remediation or other environmental-related expenditures because it is impossible to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with present environmental-protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations (see Note L to the audited consolidated financial statements on pages 22 and 23).


NEW ACCOUNTING STANDARDS

Effective July 1, 2000, the Corporation adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), as amended by Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of FASB Statement No. 133, and Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133 ("FAS 138"). The adoption of FAS 133 and FAS 138 did not have an impact on net earnings or the financial position of the Corporation because the Corporation does not currently have any hedging activities, derivative instruments or material contracts that are subject to these accounting standards.

The Corporation adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), for the quarter ended December 31, 2000. The Corporation recognizes substantially all revenues, net of discounts, if any, when finished products are shipped to customers or services have been rendered. Therefore, the adoption of SAB 101 had no effect on the Corporation's reported total revenues, net earnings or financial position.


Page 38            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The Corporation adopted Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs ("EITF 00-10"), beginning with the fourth quarter 2000 reporting. EITF 00-10 requires that amounts billed to customers related to shipping and handling be classified as revenue and that the related costs be included in costs. Generally, the Corporation's customers accept the aggregates products that they purchase at the quarry location using their own transportation. However, in certain circumstances, the Corporation arranges for transportation of the purchased aggregates products to the customer for a delivered price. The customer is billed at the delivered price, which includes the price of the aggregates products and the cost of freight and delivery charges.

Freight and delivery costs for the years ended December 31, 2000, 1999 and 1998, were $184.5 million, $175.3 million and $143.9 million respectively. The Corporation included freight and delivery charges in total revenues and the related cost of freight and delivery in total cost of revenues beginning with the reporting of the operating results for the quarter and year ended December 31, 2000. Gross profit did not change from amounts reported prior to the adoption of EITF 00-10; however, gross profit margins have decreased, as a result of an increase in total revenues. Prior annual and quarterly periods have been reclassified.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities ("FAS 140"). FAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and should be applied prospectively. Certain disclosures for securitized financial assets were required for the December 31, 2000, annual reporting. The adoption of FAS 140 did not have any impact on net earnings or the financial position of the Corporation.


CAUTIONARY STATEMENTS

This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those arising out of economic, climatic, political, regulatory, competitive and other factors, including inaccurate assumptions. Investors are also cautioned that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. These forward-looking statements are made as of the date hereof based on management's current expectations and the Corporation does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation's filings with the Securities and Exchange Commission including, but not limited to, the discussion of "Competition" in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (Form 10-K); "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 24 through 39 of this Annual Report; and "Note A: Accounting Policies" on pages 13 through 15 and "Note L: Commitments and Contingencies" on pages 22 and 23 of the Notes to Financial Statements of the Audited Consolidated Financial Statements included in this Annual Report, incorporated by reference into the Form 10-K.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 39

                             QUARTERLY PERFORMANCE
                                   UNAUDITED


                                                                                                           BASIC EARNING PER
(ADD 000, EXCEPT PER SHARE)            NET SALES(1)            GROSS PROFIT            NET EARNINGS         COMMON SHARE(2)
-----------------------------------------------------------------------------------------------------------------------------
QUARTER                             2000          1999        2000        1999        2000        1999      2000      1999
-----------------------------------------------------------------------------------------------------------------------------
First                           $  276,131    $  241,061    $ 44,358    $ 39,742    $  7,330    $  7,940    $0.16    $0.17
Second                             362,474       328,865      96,832      90,227      42,122      41,273     0.90     0.88
Third                              380,305       353,792      95,426      99,661      42,051      43,951     0.90     0.94
Fourth                             314,090       335,109      66,955      81,069      20,524      32,617     0.44     0.70
-----------------------------------------------------------------------------------------------------------------------------
Totals                          $1,333,000    $1,258,827    $303,571    $310,699    $112,027    $125,781    $2.40    $2.70
=============================================================================================================================

                                                                      PER COMMON SHARE
                                                  -------------------------------------------------------
                                                                                STOCK PRICES
                             DILUTED EARNINGS PER                   -------------------------------------
                                COMMON SHARE(2)   DIVIDENDS PAID     HIGH      LOW       HIGH     LOW
---------------------------------------------------------------------------------------------------------
QUARTER                          2000    1999      2000     1999         2000                1999
---------------------------------------------------------------------------------------------------------
First                           $0.16    $0.17    $0.13    $0.13    $49.38    $35.50    $61      $49 3/16
Second                           0.90     0.88     0.13     0.13    $54.25    $40.45    $68 1/8  $54  7/8
Third                            0.90     0.94     0.14     0.13    $46.94    $35.24    $60 3/8  $35  1/4
Fourth                           0.44     0.70     0.14     0.13    $44.10    $32.25    $42 5/8  $35  3/8
---------------------------------------------------------------------------------------------------------
Totals                          $2.39    $2.68    $0.54    $0.52
=========================================================================================================

(1) Net sales exclude freight and delivery revenues; such revenues are included in total revenues in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs on the Consolidated Statement of Earnings on page 9.

(2) The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.


Page 40            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                               FIVE YEAR SUMMARY


(ADD 000, EXCEPT PER SHARE)                              2000            1999           1998            1997             1996
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
Net sales                                          $1,333,000      $1,258,827      $1,057,691      $  900,863      $  721,947
Freight and delivery revenues                         184,517         175,292         143,805         128,326         102,974
                                                   --------------------------------------------------------------------------
  Total revenues                                    1,517,517       1,434,119       1,201,496       1,029,189         824,921
-----------------------------------------------------------------------------------------------------------------------------
Cost of sales, other costs and expenses             1,130,523       1,043,538         861,137         738,093         601,271
Freight and delivery costs                            184,517         175,292         143,805         128,326         102,974
                                                   --------------------------------------------------------------------------
  Cost of operations                                1,315,040       1,218,830       1,004,942         866,419         704,245
-----------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                              202,477         215,289         196,554         162,770         120,676
Interest expense on debt                               41,895          39,411          23,759          16,899          10,121
Other income and (expenses), net                        8,239          18,435           1,347           5,341           8,398
-----------------------------------------------------------------------------------------------------------------------------
Earnings before taxes on income                       168,821         194,313         174,142         151,212         118,953
Taxes on income                                        56,794          68,532          58,529          52,683          40,325
-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                       $  112,027      $  125,781      $  115,613      $   98,529      $   78,628
=============================================================================================================================
BASIC EARNINGS PER COMMON SHARE                    $     2.40      $     2.70      $     2.49      $     2.14      $     1.71
=============================================================================================================================
DILUTED EARNINGS PER COMMON SHARE                  $     2.39      $     2.68      $     2.48      $     2.13      $     1.71
=============================================================================================================================
CASH DIVIDENDS PER COMMON SHARE                    $     0.54      $     0.52      $     0.50      $     0.48      $     0.46
=============================================================================================================================

CONDENSED CONSOLIDATED BALANCE SHEET DATA
Current deferred income tax benefits               $   16,750      $   21,899      $   18,978      $   16,873      $   15,547
Current assets - other                                408,251         381,466         350,410         305,139         255,619
Property, plant and equipment, net                    914,072         846,993         777,528         591,420         408,820
Goodwill, net                                         374,994         375,327         348,026         148,481          39,952
Other intangibles, net                                 34,462          31,497          27,952          26,415          23,216
Other noncurrent assets                                92,910          85,392          65,695          17,385          25,764
=============================================================================================================================
TOTAL                                              $1,841,439      $1,742,574      $1,588,589      $1,105,713      $  768,918
=============================================================================================================================

Current liabilities - other                        $  143,958      $  142,974      $  136,576      $  106,804      $   86,871
Current maturities of long-term debt
  and commercial paper                                 45,155          39,722          15,657           1,431           1,273
Long-term debt and commercial paper                   601,580         602,011         602,113         310,675         125,890
Pension and postretirement benefits                    84,950          85,839          76,209          63,070          52,646
Noncurrent deferred income taxes                       86,563          81,857          75,623          50,008          13,592
Other noncurrent liabilities                           15,947          16,165          14,712          11,889           7,669
Shareholders' equity                                  863,286         774,006         667,699         561,836         480,977
=============================================================================================================================
TOTAL                                              $1,841,439      $1,742,574      $1,588,589      $1,105,713      $  768,918
=============================================================================================================================


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 41