Form 10-K405, Exhibit 13
period 2001-12-31
MARTIN MARIETTA MATERIALS INC
filed 2002-03-27
CIK 916076

                                                                    EXHIBIT 13.1


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

The Audit Committee of the Board of Directors, which consists of five outside directors, meets periodically and when appropriate, separately with the independent auditors, management and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission as they relate to the composition and practices of audit committees.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears on the following page.

/S/ Janice K. Henry
-------------------------------------------------
Janice K. Henry
Senior Vice President and Chief Financial Officer


Page 8            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS -
MARTIN MARIETTA MATERIALS, INC.

We have audited the accompanying consolidated balance sheet of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/S/ Ernst & Young LLP

Raleigh, North Carolina
January 28, 2002



Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 9

CONSOLIDATED STATEMENT OF EARNINGS

for years ended December 31

(add 000, except per share)                               2001              2000              1999
--------------------------------------------------------------------------------------------------
NET SALES                                           $1,505,691        $1,333,000        $1,258,827
Freight and delivery revenues                          212,359           184,517           175,292
                                                    ----------------------------------------------
Total revenues                                       1,718,050         1,517,517         1,434,119
--------------------------------------------------------------------------------------------------
Cost of sales                                        1,201,941         1,029,429           948,128
Freight and delivery costs                             212,359           184,517           175,292
                                                    ----------------------------------------------
Total cost of revenues                               1,414,300         1,213,946         1,123,420
--------------------------------------------------------------------------------------------------
GROSS PROFIT                                           303,750           303,571           310,699
Selling, general and administrative expenses           105,949            98,768            92,621
Research and development                                   556             2,326             2,789
--------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                               197,245           202,477           215,289
Interest expense on debt                                46,792            41,895            39,411
Other income and (expenses), net                         7,986             8,239            18,435
--------------------------------------------------------------------------------------------------
Earnings before taxes on income                        158,439           168,821           194,313
Taxes on income                                         53,077            56,794            68,532
--------------------------------------------------------------------------------------------------

NET EARNINGS                                        $  105,362        $  112,027        $  125,781
==================================================================================================
NET EARNINGS PER COMMON SHARE
   - BASIC                                          $     2.20        $     2.40        $     2.70
   - DILUTED                                        $     2.19        $     2.39        $     2.68
==================================================================================================
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
   - BASIC                                              47,873            46,753            46,668
   - DILUTED                                            48,066            46,948            46,947
==================================================================================================
CASH DIVIDENDS PER COMMON SHARE                     $     0.56        $     0.54        $     0.52
==================================================================================================

The notes on pages 14 to 24 are an integral part of these financial statements.

Page 10            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                                                      CONSOLIDATED BALANCE SHEET

                                                                  at December 31

ASSETS (add 000)                                                          2001              2000
------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                           $    1,379        $       --
Accounts receivable, net                                               215,184           180,915
Inventories, net                                                       231,003           207,534
Current deferred income tax benefits                                    19,696            16,750
Other current assets                                                    28,970            19,802
------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   496,232           425,001
------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                   1,082,189           914,072
Goodwill, net                                                          571,186           374,994
Other intangibles, net                                                  35,782            34,462
Other noncurrent assets                                                 39,191            92,910
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                        $2,224,580        $1,841,439
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (add 000)
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Book overdraft                                                      $       --        $    4,778
Accounts payable                                                        79,572            59,029
Accrued salaries, benefits and payroll taxes                            38,553            27,021
Accrued insurance and other taxes                                       32,265            23,967
Income taxes                                                             3,091             2,498
Current maturities of long-term debt and commercial paper                4,490            45,155
Other current liabilities                                               34,066            26,665
------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              192,037           189,113
------------------------------------------------------------------------------------------------
Long-term debt and commercial paper                                    797,385           601,580
Pension, postretirement and postemployment benefits                     81,650            84,950
Noncurrent deferred income taxes                                       102,664            86,563
Other noncurrent liabilities                                            28,632            15,947
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    1,202,368           978,153
------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, $0.01 par value; 100,000,000 shares authorized               485               468
Additional paid-in capital                                             437,020           356,546
Retained earnings                                                      584,707           506,272
------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           1,022,212           863,286
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $2,224,580        $1,841,439
================================================================================================

The notes on pages 14 to 24 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 11

CONSOLIDATED STATEMENT OF CASH FLOWS

for years ended December 31


(add 000)                                                                       2001             2000             1999
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                               $ 105,362        $ 112,027        $ 125,781

Adjustments to reconcile net earnings to cash provided by operating activities:
  Depreciation, depletion and amortization                                   154,635          136,373          124,754
  Other items, net                                                           (12,682)          (2,331)          (6,257)
  Changes in operating assets and liabilities:
     Deferred income taxes                                                    14,356            9,457           (1,345)
     Net changes in receivables, inventories and payables                     (9,373)         (13,093)         (31,513)
     Other assets and liabilities, net                                           645          (29,553)          12,256
----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    252,943          212,880          223,676

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment                                  (194,386)        (170,805)        (137,820)
Acquisitions, net                                                           (221,772)         (39,327)         (77,080)
Other investing activities, net                                               45,973            8,326              339
----------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                      (370,185)        (201,806)        (214,561)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt                                                  (2,680)          (9,369)            (618)
Increase in long-term debt                                                   250,078              805              280
Commercial paper and line of credit, net                                     (97,518)          12,518           15,000
Debt issue costs                                                              (2,175)              --               --
Dividends paid                                                               (26,927)         (25,248)         (24,276)
Issuances of common stock                                                      2,621            2,039            2,022
Repurchases of common stock                                                       --               --          (12,706)
----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                         123,399          (19,255)         (20,298)
======================================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           6,157           (8,181)         (11,183)
(BOOK OVERDRAFT) CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 (4,778)           3,403           14,586
======================================================================================================================

CASH AND CASH EQUIVALENTS (BOOK OVERDRAFT), END OF YEAR                    $   1,379        $  (4,778)       $   3,403
======================================================================================================================

The notes on pages 14 to 24 are an integral part of these financial statements.

Page 12           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS ' EQUITY


                                                                                                         Total
                                               Common            Additional           Retained        Shareholders'
(add 000)                                       Stock          Paid-In Capital        Earnings           Equity
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                $       466         $   349,245         $   317,988         $   667,699
  Net earnings                                       --                  --             125,781             125,781
  Dividends declared ($0.52 a share)                 --                  --             (24,276)            (24,276)
  Net stock transactions                              4              17,504                  --              17,508
  Repurchases of common stock                        (3)            (12,703)                 --             (12,706)
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                        467             354,046             419,493             774,006
  Net earnings                                       --                  --             112,027             112,027
  Dividends declared ($0.54 a share)                 --                  --             (25,248)            (25,248)
  Net stock transactions                              1               2,500                  --               2,501
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                        468             356,546             506,272             863,286
  Net earnings                                       --                  --             105,362             105,362
  Dividends declared ($0.56 a share)                 --                  --             (26,927)            (26,927)
Net stock transactions                               17              80,474                  --              80,491
-------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                $       485         $   437,020         $   584,707         $ 1,022,212
===================================================================================================================

The notes on pages 14 to 24 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          Page 13

NOTES TO FINANCIAL STATEMENTS

NOTE A: ACCOUNTING POLICIES

ORGANIZATION. Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation") is engaged principally in the construction aggregates business. Aggregates products are used primarily for construction of highways and other infrastructure projects in the United States, and in the domestic commercial and residential construction industries. The Corporation's aggregates products are sold and shipped from a network of 343 quarries and distribution facilities to customers in 31 states, Canada and the Caribbean. Texas, North Carolina, Ohio, Georgia, and Iowa account for approximately 56% of total 2001 net sales. In addition, the Corporation produces magnesia-based chemicals and dolomitic lime products used in a wide variety of industrial, agricultural and environmental applications, primarily to customers in the worldwide steel industry.

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts of the Corporation and its wholly owned and majority-owned subsidiaries, including a joint venture in Cheyenne, Wyoming, which was purchased as part of the Meridian Aggregates Company ("Meridian") acquisition. Partially owned affiliates are accounted for at cost or as equity investments depending on the level of ownership interest or the Corporation's ability to exercise control over the affiliates' operations. The Corporation is a minority member of certain limited liability corporations whereby the majority members are paid a preferred return from the profits of the underlying businesses. Generally, the Corporation has an option to purchase the majority members' interest after the lapse of a specified number of years. One such option is exercisable beginning after December 31, 2002.

All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES. The preparation of the Corporation's financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. Such judgments affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION. Substantially all revenues are recognized when finished products are shipped to unaffiliated customers or services have been rendered. Total revenues generally include sales of materials to customers, net of discounts or allowances, if any, and include freight and delivery charges billed to customers. Appropriate provision for uncollectible amounts is recognized.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment. Cash equivalents are comprised generally of highly liquid instruments with original maturities of three months or less from the date of purchase.

INVENTORIES VALUATION. Inventories are stated at the lower of cost or market. Costs are determined by the first-in, first-out method.

PROPERTIES AND DEPRECIATION. Property, plant and equipment are stated at cost. Depreciation is computed over estimated service lives, principally by the straight-line method. The estimated service life for buildings ranges from 4 to 38 years; from 2 to 20 years for machinery and equipment; and 3 to 15 years for land improvements. Interest cost of $6,040,000 and $2,107,000 was capitalized during 2001 and 2000, respectively. Depletion of mineral deposits is calculated over estimated recoverable quantities, principally by the units-of-production method. Depreciation and depletion expense was $125,642,000, $113,221,000, and $103,928,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

REPAIR AND MAINTENANCE COSTS. Repair and maintenance costs that do not substantially extend the life of the Corporation's machinery and equipment are expensed as incurred.

INTANGIBLE ASSETS. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Goodwill is amortized ratably over appropriate periods ranging from 10 to 30 years. At December 31, 2001 and 2000, the amounts for accumulated amortization of goodwill were $77,386,000 and $52,071,000, respectively. Other intangibles represent amounts assigned principally to noncompete agreements and are amortized ratably over periods based on related contractual terms, generally 3 to 20 years. At December 31, 2001 and 2000, the amounts for accumulated amortization of other intangibles were $25,629,000 and $23,075,000, respectively. Amortization expense for intangibles was $28,393,000, $22,612,000, and $20,290,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The carrying value of goodwill and other intangibles is reviewed if the facts and circumstances indicate potential impairment. If this review indicates that the carrying value of goodwill and other intangibles is not recoverable, goodwill and other intangibles are adjusted. (See: Accounting Changes for the effect of adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.)

Page 14           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

STOCK-BASED COMPENSATION. The Corporation has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123"). In accordance with FAS 123, the Corporation has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for certain of its employee stock-based compensation plans.

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

RELATED PARTY TRANSACTIONS. The Corporation entered into certain agreements with Meridian between October 31, 1998, the original investment date, and April 3, 2001, the acquisition date, which required the Corporation to provide certain advisory and consulting services at agreed-upon rates. In 1999, the Corporation provided funds to finance certain Meridian expansion projects at market rates of interest. The Corporation recorded an investment in Meridian, including receivables and a convertible note, of $56,058,000 at December 31, 2000, and Meridian-related income of $508,000 from January 1 through April 3, 2001, $3,717,000 during 2000 and $3,395,000 during 1999. Further, prior to the April 3, 2001 acquisition, Meridian provided 273,000 and 475,000 tons of aggregates products to certain operations of the Corporation in 2001 and 2000, respectively.

RESEARCH AND DEVELOPMENT AND SIMILAR COSTS. Research and development and similar costs are charged to operations as incurred.

START-UP COSTS. Preoperating costs and noncapital-related start-up costs for new facilities and products are generally charged to operations as incurred.

CRITICAL ACCOUNTING POLICIES. Information and further discussion of certain accounting policies that the Corporation's management considers critical to understanding its business are included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 26 and 27.

SEGMENT INFORMATION. Information concerning business segment data is included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 36 through 38.

EARNINGS PER COMMON SHARE. Basic earnings per common share are based on the weighted-average number of common shares outstanding during the year. Diluted earnings per common share are computed assuming that the weighted-average number of common shares was increased by the conversion of fixed awards (employee stock options, restricted stock and incentive stock awards) and nonvested stock awards to be issued to employees and nonemployee members of the Corporation's Board of Directors under certain stock-based compensation arrangements. The diluted per-share computations reflect a change in the number of common shares outstanding (the "denominator") to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. In each year presented, the income available to common shareholders (the "numerator") is the same for both basic and dilutive per-share computations. The following table sets forth a reconciliation of the denominators for the basic and diluted earnings per share computations for each of the years ended December 31:


(add 000)                                                2001         2000          1999
------------------------------------------------------------------------------------------
BASIC EARNINGS PER
 COMMON SHARE:
  Weighted-average
   number of shares                                     47,873        46,753        46,668
------------------------------------------------------------------------------------------
EFFECT OF DILUTIVE SECURITIES:
  Employees' fixed awards                                  152           156           238
  Employees' and Directors'
   nonvested stock                                          41            39            41
------------------------------------------------------------------------------------------
DILUTED EARNINGS PER
 COMMON SHARE:
  Weighted-average
   number of shares and
   assumed conversions                                  48,066        46,948        46,947
------------------------------------------------------------------------------------------

ACCOUNTING CHANGES. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, Business Combinations, which applied to business combinations for which the date of acquisition was July 1, 2001, or later, and No. 142, Goodwill and Other Intangible Assets ("FAS 142"), effective January 1, 2002, (collectively the "Statements").

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 15

Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. The impact of the initial adoption of FAS 142 has not yet been determined; however, it may be material to the financial position of the Corporation. Other intangible assets continue to be amortized over their useful lives.

The Corporation applied the new rules on accounting for goodwill and other intangible assets, beginning with four purchase business combinations completed after June 30, 2001, and began January 1, 2002 for all purchase business combinations. Application of the nonamortization provisions of FAS 142 will favorably impact 2002 earnings, versus 2001 as related to such amortization. The Corporation recognized $22,394,000 in 2001 and $16,205,000 for 2000 in goodwill amortization. (See Management's Discussion and Analysis of Financial Condition and Results of Operations, "Business Combinations, Divestitures and Capacity Expansion" on pages 25 and 26, "Business Environment" on pages 30 through 36 and Note B.)

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143"). FAS 143 requires recognition of the fair value of a liability representing an asset retirement obligation in the period in which it is identified. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset's carrying amount. The Corporation incurs some reclamation liabilities as part of its aggregates mining process. However, certain reclamation costs are currently treated as normal, ongoing operating expenses and expensed generally in the period in which they are incurred. FAS 143 is effective the first quarter of 2003 for the Corporation. The effect of the adoption of FAS 143 on the earnings and financial position of the Corporation has not yet been determined but is not expected to be material.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), which is effective the first quarter of 2002 for the Corporation. FAS 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 establishes criteria for the recognition and measurement of an impairment loss for long-lived assets to be held and used and defines classification of continuing and discontinued operations. FAS 144 also requires that assets held for sale be measured at the lower of their carrying amount or fair value less cost to sell. The Corporation does not expect the impact of adoption to be material to earnings or financial position.

NOTE B: BUSINESS COMBINATIONS AND DIVESTITURES

On April 3, 2001, the Corporation completed the purchase of the remaining interest of Meridian under the purchase option terms of the original October 1998, investment agreement. The purchase consideration consisted of $238,000,000, including the original October 1998, investment of $42,000,000, the retirement of debt, the forgiveness of related party obligations, and estimated amounts for certain other assumed liabilities and transaction costs, plus the assumption of normal balance sheet liabilities. The purchase consideration is subject to normal post-closing adjustments and appropriate accruals. This acquisition was accounted for under the purchase method of accounting, and the operating results of Meridian were included with those of the Corporation from April 3, 2001, forward. The Corporation recognized $149,451,000 in goodwill in this acquisition. Goodwill was amortized based on a 30-year period through December 31, 2001. Effective January 1, 2002, the goodwill related to the Meridian acquisition was no longer amortized in accordance with FAS 142.

The Corporation, also in 2001, completed twelve smaller acquisitions in addition to Meridian, for a combined $40,112,000 in cash and 1,684,400 shares, valued at the time of acquisition at $77,326,000, of the Corporation's common stock, plus the assumption of certain liabilities. These transactions strategically expanded the Corporation's aggregates, asphalt and ready mixed businesses throughout the system. These acquisitions were accounted for under the purchase method of accounting, and the operating results of the businesses acquired were included with those of the Corporation from the acquisition dates forward, with most acquisitions occurring in the first half of 2001. The Corporation recognized $58,054,000 in goodwill related to eight acquisitions completed prior to June 30, 2001, which was amortized based on a 10-to-20 year period through December 31, 2001. Four of the 2001 acquisitions were completed after June 30, 2001. Goodwill of $11,246,000 recognized for these four acquisitions was not amortized, in accordance with the provisions of FAS 142.



Page 16            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Management expects that the preliminary purchase price allocations will be adjusted during the one-year allocation period for these acquisitions.

On May 1, 2001, the Corporation completed the sale of certain of its assets related to the Magnesia Specialties refractories business to a subsidiary of Minerals Technologies Inc. ("Minteq") for $34,000,000. The Corporation retained certain current assets, including accounts receivable, and certain liabilities of the refractories business. The Corporation recognized a gain of $8,936,000 on the sale of assets after the write-down of certain retained refractories assets, including assets at the Magnesia Specialties division's Manistee, Michigan, operating facility, as the facility was repositioned to focus on production of chemicals products. Magnesia Specialties supplied Minteq with certain refractories products during 2001 under a supply agreement. While the supply agreement continues through 2002, the Corporation does not anticipate refractories sales in 2002 under this agreement to exceed $5,000,000. The refractories business contributed $26,774,000 in 2001 and $57,333,000 in 2000 to Magnesia Specialties' net sales.

NOTE C: ACCOUNTS RECEIVABLE, NET
December 31
(add 000)                                                2001              2000
---------------------------------------------------------------------------------
Customer receivables                                  $ 215,846          $181,326
Other current receivables                                 6,705             4,728
---------------------------------------------------------------------------------
                                                        222,551           186,054
Less allowances                                          (7,367)           (5,139)
---------------------------------------------------------------------------------
Total                                                 $ 215,184          $180,915
=================================================================================


NOTE D: INVENTORIES, NET
December 31
(add 000)                                                2001               2000
---------------------------------------------------------------------------------
Finished products                                     $ 207,696          $177,066
Products in process and
 raw materials                                            5,659             9,548
Supplies and expendable parts                            23,668            26,692
---------------------------------------------------------------------------------
                                                        237,023           213,306
Less allowances                                          (6,020)           (5,772)
---------------------------------------------------------------------------------
Total                                                 $ 231,003          $207,534
=================================================================================


NOTE E: PROPERTY, PLANT AND EQUIPMENT, NET
December 31
(add 000)                                                2001               2000
-----------------------------------------------------------------------------------
Land and improvements                                 $  226,943         $  193,205
Mineral deposits                                         192,858            161,560
Buildings                                                 75,212             72,687
Machinery and equipment                                1,402,965          1,279,605
Construction in progress                                 176,444            106,544
-----------------------------------------------------------------------------------
                                                       2,074,422          1,813,601
Less allowances for
 depreciation and
 depletion                                              (992,233)          (899,529)
-----------------------------------------------------------------------------------
Total                                                 $1,082,189         $  914,072
===================================================================================


NOTE F: LONG-TERM DEBT
December 31
(add 000)                                                2001               2000
---------------------------------------------------------------------------------
6.875% Notes, due 2011                                $ 249,728          $     --
5.875% Notes, due 2008                                  199,229           199,141
6.9% Notes, due 2007                                    124,965           124,961
7% Debentures, due 2025                                 124,238           124,226
Commercial Paper and Line
  of Credit, interest rates
  ranging from 2.20% to 7.61%                            95,000           192,518
Acquisition notes, interest rates
ranging from 5.60% to 9.00%                               7,080             4,930
Other notes                                               1,635               959
---------------------------------------------------------------------------------
Total                                                   801,875           646,735
Less current maturities                                  (4,490)          (45,155)
---------------------------------------------------------------------------------
Long-term debt                                        $ 797,385          $601,580
=================================================================================

The 6.875% Notes were offered and sold by the Corporation, through a private offering, in March 2001, at 99.85% of their principal amount of $250,000,000. In July 2001, the Corporation exchanged $249,650,000 of the Notes for publicly registered notes with substantially the same terms. The effective interest rate on these securities is 6.98%. The Notes are not redeemable prior to their maturity on April 1, 2011.

The 5.875% Notes were offered and sold by the Corporation, through a private placement, in December 1998, at 99.5% of their principal amount of $200,000,000. The Corporation exchanged the Notes for publicly registered notes with substantially identical terms. The effective interest rate on these securities is 6.03%. The Notes are not redeemable prior to their maturity on December 1, 2008.

During August 1997, the Corporation offered and sold the 6.9% Notes at 99.7% of their principal amount of $125,000,000. The entire amount of these long-term fixed rate debt securities was registered under a shelf registration statement. The effective interest rate on these securities is 7.00%. The Notes are not redeemable prior to their maturity on August 15, 2007.

The 7% Debentures were sold at 99.3% of their principal amount of $125,000,000 in December 1995. The entire amount of these long-term fixed rate debt securities was registered under a shelf registration statement. The effective interest rate on these securities is 7.12%. The Debentures are not redeemable prior to their maturity on December 1, 2025.

These Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue.

The Corporation entered into revolving credit agreements, syndicated with a group of domestic and foreign commercial banks, which provide for borrowings of up to


Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 17

$225,000,000 for general corporate purposes through August 2002 and $225,000,000 for general corporate purposes through August 2006 (collectively, the "Agreements"). Borrowings under these credit agreements are unsecured and bear interest, at the Corporation's option, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of a LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). These Agreements contain restrictive covenants relating to leverage, requirements for limitations on encumbrances and provisions that relate to certain changes in control. The Corporation pays an annual loan commitment fee to the bank group.

No borrowings were outstanding under the revolving credit agreements at December 31, 2001. However, the Agreements support a commercial paper program of $450,000,000 of which borrowings of $95,000,000 and $190,000,000 were outstanding at December 31, 2001 and 2000, respectively. Of these amounts, $95,000,000 and $150,000,000 at December 31, 2001 and 2000, respectively, were classified as long-term debt on the Corporation's consolidated balance sheet based on management's ability and intention to maintain this debt outstanding for at least one year. The remaining $40,000,000 at December 31, 2000, was classified as a current liability.

Excluding commercial paper, the Corporation's long-term debt maturities for the five years following December 31, 2001, are:


(add 000)
-------------------------
2002             $  4,490
2003                1,647
2004                  273
2005                  123
2006                  300
Thereafter        700,042
-------------------------
Total            $706,875
=========================

Total interest paid was $47,478,000, $42,661,000 and $37,108,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Amounts reflected in acquisitions, net, in the consolidated statement of cash flows include assumed or incurred indebtedness of $5,140,000, $950,000 and $9,208,000 for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, for 2001 and 1999, the amounts reflected in acquisitions, net, exclude the effect of the issuance of 1,684,400 and 311,100 shares, respectively, of the Corporation's common stock.

NOTE G: FINANCIAL INSTRUMENTS

In addition to its publicly registered long-term notes and debentures, the Corporation's financial instruments also include temporary cash investments, customer accounts and notes receivable, commercial paper and other borrowings.

Temporary investments are placed with creditworthy financial institutions, primarily in Euro-time deposits. The Corporation's cash equivalents generally have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheet at cost, which approximates market value.

Customer receivables are due from a large number of customers who are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in the Corporation's five largest states (see Note A:
Accounting Policies - Organization). At December 31, 2001 and 2000, the Corporation had no significant concentrations of credit risk. The estimated fair values of customer receivables approximate their carrying amounts.

The estimated fair values of the Corporation's publicly registered long-term notes and debentures at December 31, 2001, was approximately $698,275,000 compared with a carrying amount of $698,160,000 on the consolidated balance sheet. The fair values of this long-term debt were estimated based on quoted market prices for those instruments publicly traded. The estimated fair value of commercial paper and other borrowings approximates their carrying amount.


NOTE H: INCOME TAXES

The components of the Corporation's tax expense (benefit) on income are as follow:

years ended December 31
(add 000)                               2001             2000             1999
-------------------------------------------------------------------------------
Federal income taxes:
         Current                       $36,793         $44,302         $ 61,349
         Deferred                        7,366           2,656           (4,081)
-------------------------------------------------------------------------------
         Total federal
           income taxes                 44,159          46,958           57,268
-------------------------------------------------------------------------------
State income taxes:
         Current                         7,109           9,409           12,128
         Deferred                        1,809             427             (864)
-------------------------------------------------------------------------------
         Total state
           income taxes                  8,918           9,836           11,264
-------------------------------------------------------------------------------
Total provision                        $53,077         $56,794          $68,532
===============================================================================

The Corporation's effective income tax rate varied from the statutory United States income tax rate because of the following permanent tax differences:



Page 18            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

years ended December 31                   2001            2000            1999
-------------------------------------------------------------------------------
Statutory tax rate                        35.0%           35.0%            35.0%
Increase (reduction)
  resulting from:
  Effect of statutory
   depletion                              (7.4)           (7.7)            (6.4)
  State income taxes                       3.7             3.8              3.8
  Goodwill amortization                    3.2             2.7              2.1
  Partnership interest                    (2.6)             --               --
  Other items                              1.6            (0.2)             0.8
-------------------------------------------------------------------------------
Effective tax rate                        33.5%           33.6%            35.3%
===============================================================================

The effective tax rate in 2001 included the recognition of a one-time, tax benefit. The tax benefit related to a wholly owned partnership which elected to be treated as a corporation for federal income tax purposes subsequent to the 2001 purchase of the remaining partnership interest by the Corporation. As a result of this election, the Corporation looks to the inside tax basis to calculate its deferred taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

The principal components of the Corporation's deferred tax assets and liabilities at December 31 are as follow:

                                                                 DEFERRED
                                                           ASSETS (LIABILITIES)
                                                      ----------------------------
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Property, plant and
 equipment                                            $(133,850)         $(116,748)
Goodwill and other intangibles                            4,200              4,759
Employee benefits                                        32,339             31,233
Financial reserves                                        6,461             10,192
Other items, net                                          7,882                751
----------------------------------------------------------------------------------
Total                                                 $ (82,968)         $ (69,813)
==================================================================================

Deferred income taxes on the consolidated balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation does not believe a valuation allowance is required at December 31, 2001 or 2000.

The Corporation's total income tax payments were $42,126,000, $59,915,000 and $71,644,000, respectively, during the years ended December 31, 2001, 2000 and 1999.

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

The Corporation sponsors a Supplemental Excess Retirement Plan ("SERP") that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP provides for a lump sum payment of vested benefits provided by the SERP unless the participant chooses to receive the benefits in the same manner that benefits are paid under the Corporation's defined benefit retirement plans.

The Corporation's defined benefit pension plans comply with two principal standards: the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements, and Statement of Financial Accounting Standards No. 87, Employers Accounting for Pensions ("FAS 87") and Statement of Financial Accounting Standards No.132, Employers Disclosures About Pensions and Other Postretirement Benefits, which establish rules for financial accounting and reporting. When any funded plan exceeds the full-funding limits of ERISA, no contribution is made to that plan. FAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.

The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)                                  2001              2000                   1999
------------------------------------------------------------------------------------------
Components of net periodic
  benefit cost:
Service cost                             $  8,284          $  6,764               $  7,578
Interest cost                              11,950            10,973                 10,071
Expected return on assets                 (14,114)          (14,886)               (12,946)
Amortization of:
   Prior service cost                         617               571                    531
   Actuarial gain                          (1,006)           (3,005)                  (485)
   Transition asset                          (357)             (357)                  (357)
------------------------------------------------------------------------------------------
Net periodic benefit cost                   5,374                60                  4,392
Curtailment gain                           (1,472)               --                     --
------------------------------------------------------------------------------------------
Total net periodic benefit cost          $  3,902          $     60               $  4,392
==========================================================================================



Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 19

Weighted-average assumptions used as of December 31 are as follow:

                                      2001          2000
--------------------------------------------------------
Discount rate                         7.25%         7.50%
Rate of increase in future
  compensation levels                 5.00%         5.00%
Expected long-term rate
of return on assets                   9.00%         9.00%

The following tables set forth the defined benefit plans' change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation's consolidated balance sheets as of:

years ended December 31
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Change in benefit obligation:
Net benefit obligation at
 beginning of year                                    $ 154,015          $ 130,669
Service cost                                              8,284              6,764
Interest cost                                            11,950             10,973
Actuarial loss                                            9,714             11,697
Plan amendments                                             850                611
Curtailment                                              (1,600)                --
Gross benefits paid                                      (8,586)            (6,699)
----------------------------------------------------------------------------------
Net benefit obligation at
 end of year                                           $174,627          $ 154,015
==================================================================================

years ended December 31
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
  at beginning of year                                $ 160,602          $ 168,943
Actual return on plan assets, net                        (5,184)            (2,372)
Employer contributions                                      262                730
Gross benefits paid                                      (8,586)            (6,699)
----------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                                      $ 147,094          $ 160,602
==================================================================================

December 31
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Funded status of the plan
  at end of year                                      $ (27,533)         $   6,587
Unrecognized net
 actuarial gain                                          (1,025)           (31,043)
Unrecognized prior
 service cost                                             4,275              4,170
Unrecognized net
  transition asset                                          (33)              (391)
----------------------------------------------------------------------------------
Accrued benefit cost                                  $ (24,316)         $ (20,677)
==================================================================================

December 31
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Amounts recognized in the
  consolidated balance
  sheet consist of:
Prepaid benefit cost                                  $     157          $     134
Accrued benefit cost                                    (24,473)           (20,811)
----------------------------------------------------------------------------------
Net amount recognized
  at end of year                                      $ (24,316)         $ (20,677)
==================================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $21,477,000, $19,145,000 and $13,015,000, respectively, at
December 31, 2001, and $5,272,000, $3,350,000 and $0, respectively, as of
December 31, 2000.

The Corporation realized a $1,600,000 reduction in the year-ended December 31, 2001, net benefit obligation, as a result of the elimination of future service related to the refractories employees of Magnesia Specialties. After immediate recognition of unrecognized prior service costs related to these employees, a curtailment gain of $1,472,000 reduced 2001 net periodic benefit cost. However, the curtailment gain was recorded through other income and expenses, net, as a part of the gain on the sale of the refractories business (see Note B).

POSTRETIREMENT BENEFITS. The Corporation provides other postretirement benefits for certain employees including medical benefits for retirees and their spouses (and Medicare Part B reimbursement for certain retirees) and retiree life insurance. The net periodic postretirement benefit cost of postretirement plans included the following components:


years ended December 31
(add 000)                                    2001             2000              1999
--------------------------------------------------------------------------------------
Components of net periodic
 benefit cost:
Service cost                              $    791          $  1,144          $  2,738
Interest cost                                4,203             3,886             3,782
Expected return on
 assets                                         --                --               (35)
Amortization of:
  Prior service cost                          (483)             (394)              (35)
  Actuarial gain                              (112)             (482)             (419)
--------------------------------------------------------------------------------------
Net periodic benefit cost                    4,399             4,154             6,031
Curtailment charge                             115                --                --
Settlement gain                               (471)               --                --
--------------------------------------------------------------------------------------
Total net periodic benefit cost           $  4,043          $  4,154          $  6,031
======================================================================================



Page 20            Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The postretirement health care plans' change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation's consolidated balance sheets are as follow:


years ended December 31
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Change in benefit obligation:
Net benefit obligation at
  beginning of year                                   $  55,279          $  46,435
Service cost                                                791              1,144
Interest cost                                             4,203              3,886
Participants' contribution                                  300                249
Plan amendments                                          (2,156)                --
Settlement                                                 (386)                --
Actuarial loss                                            4,023              7,315
Gross benefits paid                                      (3,405)            (3,750)
----------------------------------------------------------------------------------
Net benefit obligation at
end of year                                           $  58,649          $  55,279
==================================================================================


years ended December 31
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
  at beginning of year                                $       0          $       0
Employer contributions                                    3,105              3,501
Participants' contributions                                 300                249
Gross benefits paid                                      (3,405)            (3,750)
----------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                                      $       0          $       0
==================================================================================


December 31
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Funded status of the plan
  at end of year                                      $ (58,649)         $ (55,279)
Unrecognized net actuarial loss (gain)                    1,550             (2,672)
Unrecognized prior service cost                          (7,314)            (5,524)
----------------------------------------------------------------------------------
Accrued benefit cost                                  $ (64,413)         $ (63,475)
==================================================================================


December 31
(add 000)                                                2001               2000
----------------------------------------------------------------------------------
Amounts recognized in the
 consolidated balance sheet
 consist of:
Accrued benefit cost                                  $ (64,413)         $ (63,475)
----------------------------------------------------------------------------------
Net amount recognized
  at end of year                                      $ (64,413)         $ (63,475)
==================================================================================

The weighted-average discount rate assumption was 7.25% and 7.50% at December 31, 2001 and 2000, respectively.

The assumed trend rate for health care inflation used in measuring the net periodic benefit cost and benefit obligation is 8% for 2001, declining to 4.5% in 2006 and remaining at that level thereafter. The assumed health care trend rate has a significant impact on the amounts reported. A one-percentage point change in the assumed health care trend rate would have the following effects at December 31, 2001:


                                                          ONE PERCENTAGE POINT
                                                      ----------------------------
(add 000)                                             INCREASE           (DECREASE)
----------------------------------------------------------------------------------
Total service and
  interest cost
  components                                          $     487          $    (404)
Postretirement
  benefit obligation                                  $   5,383          $  (4,523)

In June 2001, the Corporation amended its postretirement medical benefits for certain employees to realign the maximum annual medical benefits available to retirees and further limit additional benefits. The amendment reduced the net postretirement benefit obligation by $2,156,000.

The Corporation realized a $386,000 reduction in the year-ended December 31, 2001, net benefit obligation, as a result of the irrevocable settlement of future benefits related to the refractories employees of Magnesia Specialties. After immediate recognition of unrecognized actuarial gains related to these employees, a settlement gain of $471,000 reduced 2001 net periodic benefit cost. In addition, a curtailment charge of $115,000 resulted from the immediate recognition of prior service costs related to these employees. The settlement gain and curtailment charge were recorded through other income and expenses, net, as a part of the gain on the sale of the refractories business (see Note
B).

DEFINED CONTRIBUTION PLANS. The Corporation maintains two defined contribution plans, which cover substantially all employees. These plans, intended to be qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation's salaried and hourly employees. The employees of the former Redland Stone Products Company participate in a separate defined contribution plan which was established prior to the Corporation's acquisition of Redland Stone. The Corporation will continue to support the existing plan in the near-term. Under certain provisions of these plans, the Corporation, at established rates, matches employees' eligible contributions. The Corporation's matching obligations were $4,846,000 in 2001, $3,695,000 in 2000, and $3,144,000 in 1999.

POSTEMPLOYMENT BENEFITS. The Corporation provides certain benefits to former or inactive employees after employment but before retirement, such as workers' compensation and disability benefits. The Corporation has accrued postemployment benefits of $1,577,000 at each of December 31, 2001 and 2000.



Martin Marietta Materials, Inc. and Consolidated Subsidiaries            Page 21

NOTE J: STOCK OPTIONS AND AWARD PLANS

The shareholders approved, on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan (the "Plan"), as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the "Plans"). In connection with the Plans, the Corporation is authorized to repurchase up to 6,000,000 shares of the Corporation's common stock for issuance under the Plans.

Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the market value at the date of grant. These options become exercisable in three equal annual installments beginning one year after the date of grant and expire ten years from such date. The Plans allow the Corporation to provide for financing of purchases, subject to certain conditions, by interest-bearing notes payable to the Corporation. However, the Corporation has provided no such financing.

Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants elect to use up to 50% of their annual incentive compensation to acquire shares of the Corporation's common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive stock plan at certain minimum levels. Stock unit awards, representing 38,452 shares for 2001, 38,222 shares for 2000 and 32,648 shares for 1999, of the Corporation's common stock, were awarded under the incentive stock plan. Such awards are granted in the subsequent year. Participants earn the right to acquire their respective shares at the discounted value generally at the end of a three-year period of additional employment from the date of award or at retirement. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period.

In 2001, the Corporation granted restricted stock awards under the Plans to a group of executive officers and key personnel. This plan replaces the Shareholder Value Achievement Plan which was terminated for awards effective January 1, 2001. The restricted stock awards which, in most cases, are based on certain common stock performance criteria over a specified period of time, promote long-term growth and performance and generally vest if the executive is continuously employed on December 1 in the year that is immediately preceding three or five years from the date of grant. At that date, shares of the Corporation's common stock are issued to the participants. In 2001, 58,104 restricted stock awards were granted.

The Plans provide that each nonemployee director receives 2,000 non-qualified stock options annually. The Corporation grants the nonemployee directors options to purchase its common stock at a price equal to the market value at the date of grant. These options vest immediately upon grant and expire ten years from such date.

The following table includes summary information for the Plans and includes awards under the option plan for employees, incentive stock plan for certain participants, restricted stock awards for executive officers and key personnel and nonemployee director awards.

                                               NUMBER OF SHARES
                                        ------------------------------        WEIGHTED-
                                        AVAILABLE             AWARDS           AVERAGE
                                        FOR GRANT          OUTSTANDING     EXERCISE PRICE
-----------------------------------------------------------------------------------------
December 31, 1998                       4,657,535           1,173,823          $32.78
Granted                                  (433,155)            433,155          $48.20
Exercised                                      --            (124,938)         $22.53
Terminated                                  7,912              (7,912)         $37.56
-----------------------------------------------------------------------------------------
December 31, 1999                       4,232,292           1,474,128          $38.15
Granted                                  (507,898)            507,898          $45.50
Exercised                                      --             (74,202)         $28.04
Terminated                                 17,931             (17,931)         $45.98
-----------------------------------------------------------------------------------------
December 31, 2000                       3,742,325           1,889,893          $40.44
GRANTED                                  (624,326)            624,326          $38.81
EXERCISED                                      --             (89,107)         $29.54
TERMINATED                                 10,289             (10,289)         $44.35
-----------------------------------------------------------------------------------------
DECEMBER 31, 2001                       3,128,288           2,414,823          $40.41
=========================================================================================

Approximately 1,347,000, 997,000 and 712,000 outstanding awards were exercisable at December 31, 2001, 2000 and 1999, respectively. Exercise prices for awards outstanding as of December 31, 2001, ranged from $0.00 to $63.44. The weighted-average remaining contractual life of those awards is 7.1 years. The weighted-average exercise price of outstanding exercisable awards at December 31, 2001, is $39.29.


The following table summarizes information for awards outstanding and exercisable at December 31, 2001.

                              AWARDS OUTSTANDING
-------------------------------------------------------------------------------
                                                WEIGHTED-          WEIGHTED-
   RANGE OF                  NUMBER OF           AVERAGE            AVERAGE
    PRICES                    SHARES         REMAINING LIFE      EXERCISE PRICE
-------------------------------------------------------------------------------
    $0.00                       58,104             2.9               $00.00
$20.00-$24.25                  329,919             3.7               $22.24
$32.37-$48.75                2,002,800             7.8               $44.37
$51.50-$63.44                   24,000             7.8               $57.47


                              AWARDS EXERCISABLE
-------------------------------------------------------------------------------
                                                WEIGHTED-          WEIGHTED-
   RANGE OF                  NUMBER OF           AVERAGE            AVERAGE
    PRICES                    SHARES         REMAINING LIFE      EXERCISE PRICE
-------------------------------------------------------------------------------
$20.00-$24.25                  329,919             3.7               $22.24
$32.37-$48.75                  992,706             7.0               $44.51
$51.50-$63.44                   24,000             7.8               $57.47


22                 Martin Marietta Materials, Inc. and Consolidated Subsidiaries

In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation's common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock are reserved for grant. Stock units potentially representing 50,804 and 16,791 shares of the Corporation's common stock were granted under this plan in 2000 and 1999, respectively. Due to the December 2001, price of the Corporation's common stock relative to the performance criteria, the Corporation issued no shares of common stock to key senior employees in January 2002 representing stock unit awards granted in 1999.

Also, the Corporation adopted the Amended and Restated Common Stock Purchase Plan for Directors, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation's common stock. Under the terms of this plan, 50,000 shares of common stock are reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation's common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 9,731, 4,699 and 3,551 shares of the Corporation's common stock under this plan during 2001, 2000 and 1999, respectively.

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


                                    2001            2000             1999
---------------------------------------------------------------------------
Risk-free interest rate              4.90%            6.10%           6.20%
Dividend yield                       1.20%            1.20%           1.40%
Volatility factor                   34.40%           34.10%          27.70%
Expected life                     7 YEARS          7 years         7 years

Based on these assumptions, the weighted-average fair value of each option award granted was $17.45, $19.44 and $17.86 for 2001, 2000 and 1999, respectively.

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

For purposes of pro forma disclosure, the estimated fair value of the stock-based plans is amortized hypothetically over the vesting period of the related grant or award. The Corporation's pro forma information for the years ended December 31 is as follows:


(add 000, except per share)     2001            2000              1999
------------------------------------------------------------------------
Basic earnings per
  common share:
    Net earnings               $99,077         $108,082         $122,791
    Earnings per share         $  2.07         $   2.31         $   2.63

Diluted earnings per
  common share:
    Net earnings               $99,077         $108,082         $122,791
    Earnings per share         $  2.06         $   2.30         $   2.62
========================================================================

NOTE K: LEASES

Total lease expense was $43,803,000, $31,109,000 and $26,761,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Corporation's operating leases generally contain renewal and/or purchase options with varying terms. Total mineral royalties for all leased properties were $29,087,000, $22,460,000 and $23,482,000 for the years ended December 31, 2001, 2000 and
1999, respectively. Future minimum rental and royalty commitments for all noncancelable agreements as of December 31, 2001, are as follow:

(add 000)
--------------------------
2002              $ 16,436
2003                14,387
2004                11,965
2005                10,444
2006                 8,384
Thereafter          48,364
--------------------------
Total             $109,980
==========================

NOTE L: SHAREHOLDERS' EQUITY

The authorized capital structure of Martin Marietta Materials, Inc., includes 10,000,000 shares of preferred stock with par value of $0.01 a share, none of which is issued currently; however, 100,000 shares of Class A Preferred Stock have been reserved in connection with the Corporation's Shareholders Rights Plan. In addition, the capital structure includes 100,000,000 shares of common stock, with a par value of $0.01 a share. As of December 31, 2001 and 2000, there were


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 23

NOTES TO FINANCIAL STATEMENTS

approximately 48,549,000 and 46,783,000 shares, respectively, of the Corporation's common stock issued and outstanding. Approximately 8,307,000 common shares have been reserved for issuance under benefit and stock-based incentive plans.

In 1999, the Corporation repurchased 322,300 shares of its common stock at public market prices at various purchase dates. The repurchase of shares was authorized under the Corporation's stock-based award plans' authorizations (see Note J). There were no shares repurchased in 2001 or 2000. Under the North Carolina Business Corporation Act, shares of common stock reacquired by a corporation constitute unissued shares. For financial reporting purposes, reacquired shares are recorded as reductions to issued common stock and to additional paid-in capital.

Further, during 2001 and 1999 the Corporation issued 1,684,400 and 311,100, respectively, shares of common stock for acquisitions.

NOTE M: COMMITMENTS AND CONTINGENCIES

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters (see Note A and Management's Discussion and Analysis of Financial Condition and Results of Operations on page 41), will have a material adverse effect on the results of the Corporation's operations or on its financial position.

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

The Corporation currently has no material provisions for estimated costs in connection with expected remediation costs or other environmental-related expenditures because it is impossible to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with present environmental protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations (see Note A and Management's Discussion and Analysis of Financial Condition and Results of Operations on page 41).

LETTERS OF CREDIT. The Corporation has entered into standby letter of credit agreements relating to workers' compensation and auto and general liability self-insurance. At December 31, 2001, the Corporation had contingent liabilities under these outstanding letters of credit of approximately $13,836,000.

PERFORMANCE BONDS. In the normal course of business, the Corporation is currently contingently liable for performance under $84,943,000 in performance bonds required by certain states and municipalities, and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. The Corporation has indemnified the underwriting insurance company against any exposure under the performance bonds. In the Corporation's past experience, no material claims have been made against these financial instruments.

Two of these bonds totaling $35,545,000, or 42% of all outstanding performance bonds, relate to specific performance for road construction projects currently underway.


Page 24           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

Martin Marietta Materials, Inc. ("Martin Marietta Materials" or the "Corporation"), is the nation's second largest producer of construction aggregates and a leading producer of magnesia-based chemicals used in a wide variety of industries. The discussion and analysis that follows reflects management's assessment of the financial condition and results of operations of Martin Marietta Materials and should be read in conjunction with the audited consolidated financial statements on pages 10 through 24.

BUSINESS COMBINATIONS, DIVESTITURES AND CAPACITY EXPANSION

As of April 3, 2001, the Corporation completed the purchase of the remaining interest of Meridian Aggregates Company ("Meridian") under the purchase option terms of the original October 1998, investment agreement. The purchase consideration consisted of $238 million, including the original October 1998, investment of $42 million, the retirement of debt, the forgiveness of related party obligations, and amounts estimated for certain other assumed liabilities and transaction costs; plus the assumption of normal balance sheet liabilities. The purchase consideration is subject to normal post-closing adjustments and appropriate accruals. This acquisition was accounted for under the purchase method of accounting, and the operating results of Meridian were included with those of the Corporation from April 3, 2001, forward. The Corporation recognized $149 million in goodwill in this acquisition. Goodwill was amortized based on a 30-year period through December 31, 2001. Effective January 1, 2002, the goodwill related to the Meridian acquisition was no longer amortized in accordance with Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142"). Management expects that the preliminary purchase price allocation will be adjusted during the one-year allocation period.

AGGREGATES CAPACITY
(IN MILLIONS OF DOLLARS)
1997                                165.8
1998                                197.6
1999                                208.7
2000                                216.8
2001                                269.2

After focusing more on initiating internal growth and capacity expansion projects during 2000, the Corporation, in 2001, completed twelve acquisitions in addition to Meridian, for a combined $40.1 million in cash and 1,684,400 shares, valued at the time of the acquisitions at $77.3 million, of the Corporation's common stock, plus the assumption of certain liabilities. These transactions strategically expanded the Corporation's aggregates, asphalt, and ready mixed businesses throughout the system. Expansion, through contiguous acquisitions, occurred in the Southwest Division - Texas and Oklahoma; the MidAmerica Division
- Indiana and Ohio; the Midwest Division - Missouri, Kansas and Nebraska; the Central Division - Arkansas and Mississippi; the newly acquired Meridian Division - Nevada and California; and the Southeast Division - Tennessee. These acquisitions were accounted for under the purchase method of accounting, and the operating results of the businesses acquired were included with those of the Corporation from the acquisition dates forward. The Corporation recognized $58.1 million in goodwill related to eight acquisitions completed prior to June 30, 2001, which was amortized based on a 10-or-20 year period through December 31, 2001. Four of the 2001 acquisitions were completed after June 30, 2001. Goodwill of $11.2 million recognized for these four acquisitions was not amortized, in accordance with the provisions of FAS 142. If the goodwill related to these four acquisitions had been amortized, pretax earnings would have been reduced by $225,000 in amortization expense. Additional information regarding all thirteen acquisitions, and the related financing, is contained in Note A and Note B to the audited consolidated financial statements on pages 14 through 17 and under "Business Environment" on pages 30 through 36 and "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 38 through 41.

During 2001, the Corporation finalized the purchase price allocations of the five transactions completed in 2000. The post-closing adjustments relating to working capital and other fair value adjustments were finalized without a significant impact on the preliminary purchase price allocations.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Goodwill represents the excess of the purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed if the facts and circumstances indicate potential impairment. If this review indicates that the carrying value of goodwill will not be recoverable, goodwill will be reduced. Goodwill is as follows at December 31:

                          Goodwill         % of Total        % of Shareholders'
                       (in millions)          Assets               Equity
-------------------------------------------------------------------------------
2001                     $  571.2              25.7%               55.9%
2000                     $  375.0              20.4%               43.4%

As of May 1, 2001, the Corporation completed the sale of certain of its assets related to the Magnesia Specialties refractories business to a subsidiary of Minerals Technologies Inc. ("Minteq") for $34 million. The Corporation retained certain current assets, including accounts receivable, and certain liabilities of the refractories business. The reduction in working capital related to this business yielded an additional $13 million in cash during the year. The Corporation recognized a gain of $8.9 million on the sale of these assets after the write-down of certain retained refractories assets, including assets at the Magnesia Specialties division's Manistee, Michigan, operating facility, as the facility was repositioned to focus on production of chemicals products. Magnesia Specialties supplied Minteq with certain refractories products during 2001 under a supply agreement. While the supply agreement continues through 2002, the Corporation does not anticipate refractories sales under the agreement to exceed $5.0 million in 2002. The refractories business contributed $26.8 million in 2001 and $57.3 million in 2000 to Magnesia Specialties net sales. Additional information regarding this transaction, is contained in Note B to the audited consolidated financial statements on pages 16 and 17 and in the "Business Environment" discussion on pages 30 through 36.

The Corporation also transferred the operating responsibility for its Woodville, Ohio, dolomitic lime facility to the MidAmerica Division of the Aggregates segment. However, the dolomitic lime operations will continue to be reported within the magnesia-based products segment.

Management believes that under Magnesia Specialties' current operating structure, which carries a lower invested asset base, the dolomitic lime and magnesia chemicals businesses provide an opportunity to generate attractive earnings and cash flows in 2002 and beyond.

In addition to completing thirteen acquisitions, the Corporation continued to focus on internal expansion during 2001. Several projects were completed during the year, including the largest single plant modernization project in the Corporation's history at the Bahama Rock quarry, making 2001 a record internal expansion year. New plant construction and revitalization projects in Texas, North Carolina, Arkansas, West Virginia, as well as the Bahamas, increased annual aggregates production capacity by more than 12 million tons.

CRITICAL ACCOUNTING POLICIES

The Corporation has identified the accounting policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on the Corporation's business operations is discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, where such policies affect reported or expected financial results. The preparation of the Corporation's financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. Such judgments affect the reported amounts in the audited consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Note A to the audited consolidated financial statements on pages 14 through 16 provides detail on the application of these and other accounting policies. As such, these critical accounting policies and Note A to the audited consolidated financial statements should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business Combinations - Purchase Price Allocation. The Corporation has accounted for all of its acquisitions under the purchase method of accounting. The Corporation allocates purchase price to tangible assets based on appraisals to determine estimated fair value. Typically, assumed liabilities in the Corporation's business combinations are of a working capital


Page 26           Martin Marietta Materials, Inc. and Consolidated Subsidiaries
nature and are generally recorded at fair value. The purchase price allocation is typically finalized within a one-year allocation period as estimated values are adjusted to reflect final valuation results. In the recent past, adjustments from preliminary to final purchase price allocations have not been material to the Corporation's financial position or results of operations.

The excess of the purchase price over the value of the tangible net assets acquired is generally allocated to other identifiable intangible assets, namely noncompete, consulting, supply, materials handling and name agreements, or to goodwill. The other identifiable intangible assets are amortized over contractually-specified periods. Goodwill was amortized over a 10-to-30 year period on a straight-line basis prior to adoption of the nonamortization provision of FAS 142.

Intangible Assets. The carrying value of intangible assets, including goodwill, is reviewed if the facts and circumstances indicate potential, other than temporary, impairment. Such facts and circumstances include, among other things, a significant decrease in the market value of the underlying asset, a significant adverse change in the business climate, or a history of operating or cash flow losses combined with a forecast of continuing losses. The Corporation has not recognized significant impairment losses in the past.

Retirement and Postretirement Benefits. The selection of retirement and postretirement benefits as a critical accounting policy results from the direct influence of long-term interest rates and investment returns, and the volatility that changes in these factors can have on the related retirement and postretirement expense recorded in the consolidated statement of earnings. Note I in the audited consolidated financial statements on pages 19 through 21 and the "Capital Structure and Resources" discussion which follows on pages 39 through 41 discuss the sensitivity and volatility of these factors.

Net Sales
(in millions)

                                           MAGNESIA
                         AGGREGATES       SPECIALTIES           TOTAL
                         ----------       -----------           -----
1997                       $   761           $  140            $   901
1998                       $   921           $  137            $ 1,058
1999                       $ 1,126           $  133            $ 1,259
2000                       $ 1,203           $  130            $ 1,333
2001                       $ 1,406           $  100            $ 1,506

RESULTS OF OPERATIONS

The Corporation's Aggregates division's business is characterized by a high level of dependence on construction-sector spending, and the Magnesia Specialties' product lines, particularly dolomitic lime products, are used principally within the steel industry. Therefore, the Corporation's businesses are dependent upon activity within the construction and steel-related marketplaces, both of which are subject to interest rate fluctuations and economic cycles within the public and private business sectors. Factors, such as seasonal and other weather-related conditions, also affect the Aggregates division's production schedules and levels of profitability. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation's Aggregates division generated over 93% of net sales and over 98% of the operating earnings during 2001. The following comparative analysis and discussion should be read in that context. The comparative analysis in this Management's Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales, which exclude freight and delivery revenues and costs billed to customers, and is consistent with the basis by which management reviews the Corporation's operating results.

The Corporation's consolidated net sales of $1.506 billion in 2001 represent an increase of $172.7 million, or 13%, over 2000 net sales of $1.333 billion. The 1999 consolidated net sales were $1.259 billion. Consolidated earnings from operations were $197.2 million in 2001 and $202.5 million in 2000, reflecting a decrease of $5.3 million, or 3%, in 2001 and a decrease of $12.8 million, or 6%, in 2000, both as compared to the prior year. The Corporation's 1999 operating earnings were $215.3 million. The Corporation's 2001 net earnings of $105.4 million, or $2.19 per diluted share, decreased 6% compared with 2000 net earnings of $112.0 million, or $2.39 per diluted share. The 2000 net earnings were 11% lower than 1999 net earnings of $125.8 million, or $2.68 per diluted share.

In 2001, aggregates shipments increased 16% to 191.7 million tons, due primarily to the acquisition of Meridian and 17 other businesses completed in 2000 and 2001. Heritage aggregates shipments (which exclude acquisitions that have not been included in prior-year operations for a full year) increased 1% in 2001, compared to the prior year.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Shipments (thousands of tons)                   2001             2000
-----------------------------------------------------------------------
Heritage Aggregates Operations                164,497           162,921
Acquisitions (2000 and 2001)                   27,229             1,994
                                             --------          --------
Aggregates Division                           191,726           164,915
                                             ========          ========

While United States' public-works construction spending put in place in 2001 exceeded 2000 spending by $5.7 billion, or 11%, leading to increased aggregates demand, expected declines in commercial construction and residential construction, as measured by start-up of new housing developments, materialized and largely offset public-works construction demand growth. The decline in commercial construction, and the related aggregates demand, resulted from reduced economic activity, workforce reductions and increased vacancy rates for commercial building space. The declines were greater in the southeastern region of the United States.

Average selling prices continued to increase for heritage aggregates operations with a 2.6% increase in 2001. Pricing increases for heritage aggregates operations are lower than the 3.7% average pricing increase in 2000 as a result of 2001's recessionary economic environment and changes in mix. The Aggregates division's average selling price, which includes all acquisitions from the date of acquisition, increased 1.0% during 2001. The pricing structure in acquired operations reflects lower overall average net selling prices, principally because of differences in product groups, production costs, demand and competitive conditions, when compared with product sales from the Corporation's heritage aggregates operations.

Compared with prior year, full-year 2001 earnings were negatively affected by higher health and welfare costs, which are expected to further increase in 2002, and inventory control measures that better matched production with forecasted volumes in response to a slowing economy. However, operating results demonstrated improvement in second-half 2001 when compared to second-half 2000.

First-half 2001 earnings were negatively affected by certain weather-related events, plant project delays, high energy costs, a slowdown in the steel industry, as well as a weaker economy. Tropical Storm Allison significantly affected the Houston, Texas, area during May 2001, and deferred major highway work at the Texas Department of Transportation. Heavy rainfall from the storm also reduced sales and production across the Southeast. Unexpected delays in certain previously mentioned internal expansion projects also contributed to lower than anticipated results. Most notably, expansion at the Bahama Rock quarry was delayed from its planned mid-year completion to a late 2001 completion. Further, energy-related costs, including diesel fuel, liquid asphalt, natural gas and barge freight costs, were higher during the first half of 2001, when compared to the first six months of 2000.

Second-half 2001 operating earnings were up 18% over the comparable period in the prior year, based on stronger volume, favorable fourth-quarter weather as compared to the 2000 fourth quarter, moderating energy costs, and despite unusual expenses associated with consolidation, shutdown, relocation and start-up of certain facilities.

The Corporation consolidated or shut down 11 aggregates operations during the year. The operations were principally located in historically profitable rural markets that are now declining and can no longer generate expected financial returns. The consolidation of these operations with other existing operations allows the Corporation to maintain most of the aggregates tonnage in a more cost efficient and profitable manner. Further, the Corporation will maintain control of the available reserves in these consolidated locations to provide future flexibility. The relocation and start-up of certain facilities negatively affected operating earnings during 2001. For example, at the Corporation's largest quarry, Beckmann, in San Antonio, Texas, the main crushing plant and the primary haul road were relocated in 2001 to provide access to high quality, mineable reserves. Also, at the Bahama Rock quarry, two crushing plants were operational during most of the year, as the previously mentioned expansion project was completed. While some of these costs were unusual and nonrecurring, normal start-up costs and continued relocation costs, most notably at the Bahama Rock quarry and Beckmann, will continue to affect 2002 operating results. The costs associated with these consolidations, shutdowns, start-ups and relocation were included in 2001's cost of sales.

The Corporation, as part of its ongoing strategy, will continue to review its portfolio of assets for opportunities to consolidate, close or sell certain nonstrategic, underperforming assets with a goal of redeploying capital to enhance financial returns. However, there are no assurances that these financial returns will be enhanced.


Page 28           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The Corporation's Magnesia Specialties' division contributed $3.2 million to 2001 operating earnings, a $5.0 million decrease when compared to the prior year's. The expected decline in operating earnings resulted principally from higher energy-related costs for natural gas, underabsorption of fixed costs as the division repositioned its Manistee, Michigan, operating facility to focus on the production of chemicals products and an overall market decline.

The Corporation's operating margin of 13.1% in 2001 declined from 15.2% in 2000, primarily as a result of previously mentioned cost factors, lower margins from Meridian and other recently acquired operations and embedded freight. Discussion regarding the impact of recently acquired operations and embedded freight is included in the "Business Environment" discussion beginning on page 30.

Other income and expenses, net, for the year-ended December 31, 2001, was $8.0 million in income, compared to income of $8.2 million and $18.4 million in 2000 and 1999, respectively. In addition to other offsetting amounts, other income and expenses, net, is comprised generally of interest income, gains and losses associated with the disposition of certain assets, gains and losses related to certain amounts receivable, costs associated with the commercialization of certain new technologies and net equity earnings from nonconsolidated investments. In 2001, other income includes an $8.9 million nonrecurring gain on the sale of certain Magnesia Specialties refractories-related assets. In addition the Corporation also divested of the Dallas/Fort Worth asphalt business, acquired in 1999 with the acquisition of Marock, Inc. The divestiture of this asphalt business enables the Corporation to focus on supplying aggregates to the Dallas/Fort Worth area. In 2000, other income included a nonrecurring insurance settlement related to Hurricane Floyd. Other income in 1999 included nonrecurring settlements from antitrust claims and a higher-than-normal level of planned property sales, both principally relating to the Aggregates division.

Interest expense for the year ended December 31, 2001, was $46.8 million. This represents an increase of $4.9 million, or 12%, over 2000. Interest expense was $41.9 million in 2000, an increase of $2.5 million, or 6%, over 1999 interest expense of $39.4 million. The 2001 increase in interest expense relates primarily to the acquisition of Meridian. The increase in interest expense was somewhat mitigated by declining interest rates on the Corporation's variable rate commercial paper program and an increased level of capitalized interest. The increased interest expense in 2000 compared with 1999, results primarily from the impact of higher balances of outstanding debt throughout the year and increased interest rates on the Corporation's variable rate commercial paper program.

The Corporation's effective income tax rate for 2001 was 33.5%, compared with 33.6% in 2000 and 35.3% in 1999. The variance in the effective income tax rates for these years, when compared to the federal corporate tax rate of 35%, is due to several factors. The Corporation's effective tax rate for these years includes state taxes and the differences in financial and tax accounting arising from the net permanent benefit associated with the depletion allowances for mineral reserves, nondeductible amortization of certain goodwill balances, foreign operating earnings and earnings from nonconsolidated investments. The effective tax rate in 2001 included the recognition of a one-time, deferred tax benefit. The deferred tax benefit related to a wholly owned partnership which elected to be treated as a corporation for federal income tax purposes subsequent to the 2001 purchase of the remaining partnership interest by the Corporation. As a result of this election, the Corporation looks to the inside tax basis to calculate its deferred taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Additional information regarding the Corporation's income taxes is contained in Note H to the audited consolidated financial statements on pages 18 and 19.

The Corporation's debt-to-capitalization ratio was 44% at December 31, 2001, as compared to 43% at December 31, 2000. Total debt, including commercial paper obligations, increased from $646.7 million to $801.9 million, and share-holders' equity increased from $863.3 million to $1.022 billion. During 2001, the Corporation paid common stock dividends of $26.9 million, or $0.56 per common share. Net debt peaked at $916 million during the year as a result of the Meridian acquisition, yielding a debt-to-capitalization ratio of 51%. Additional information regarding the Corporation's debt and capital structure is contained in Note F to the audited consolidated financial statements on pages 17 and 18 and under "Liquidity and Cash Flows" and "Capital Structure and Resources" on pages 38 through 41.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

BUSINESS ENVIRONMENT

The Corporation's principal lines of business include Martin Marietta Aggregates, which primarily serves commercial customers in the construction aggregates-related markets, and Martin Marietta Magnesia Specialties, which manufactures and markets magnesia-based chemicals products for wideranging environmental and industrial applications and dolomitic lime, principally for use in the steel industry. These businesses are strongly affected by activity within the construction and steel-related marketplaces, respectively, both of which represent industries that are cyclical in nature.

The Aggregates division markets its products primarily to the construction industry, with 44% of its aggregates shipments made to contractors in connection with highway and other public infrastructure projects and with the balance of its shipments made primarily to contractors in connection with commercial and residential construction projects. Accordingly, the Corporation's profitability is sensitive to national, as well as regional and local, economic conditions and particularly to cyclical swings in construction spending. The cyclical swings in construction spending are affected by fluctuations in interest rates, changes in the levels of infrastructure funding by the public sector and demographic and population shifts. Due to the high level of fixed costs associated with aggregates production, the Corporation's operating leverage can be substantial.

AGGREGATES DIVISION MARKETS

44% Infrastructure
30% Commercial
17% Residential
 9% Chemical, Railroad Ballast & Other

The Corporation's asphalt, ready mixed and road paving operations generally follow these construction industry trends. These vertically integrated operations accounted for about 14% of 2001 Aggregates division net sales, with no single operation contributing more than 10%. As the Corporation continues its expansion strategy westward, where vertically integrated operations, including asphalt, ready mixed, road paving and trucking businesses, are the norm, profit margins are generally adversely affected. Gross margin percentages for these businesses typically range from 5% to 15%, with the highest margin contribution from asphalt operations and with trucking operations generating the lowest margins. The Corporation became more vertically integrated with the acquisition of the Redland Stone Products Company in December 1998.

While construction spending in the public and private market sectors is affected by changes in economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are less interest-rate sensitive than private-sector spending, and generally improved levels of funding have enabled highway and other infrastructure projects to register improvement over the past few years. In 2001, the total value of the United States construction put in place on highways, streets and bridges was $5.2 billion, or 11%, more than in 2000, according to the U.S. Census Bureau. The Corporation believes public-works projects consumed more than 50% of the total annual aggregates produced in the United States during 2001, which has consistently been the case for each year since 1990. Additionally, since public sector-related shipments account for approximately 44% of the Corporation's 2001 aggregates shipments, the Aggregates division also enjoys the benefit of the high level of public-works construction projects. Accordingly, the Corporation's management believes the Corporation's exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened somewhat by the division's broad mix of public sector-related shipments.

Public-sector construction projects are funded through a combination of federal, state and local sources, with The Transportation Equity Act for the 21st Century ("TEA-21") providing the principal source of federal funding. Congress passed TEA-21 legislation on June 9, 1998. TEA-21 provides federal transportation funding authorization of $218 billion ($168 bil-


Page 30           Martin Marietta Materials, Inc. and Consolidated Subsidiaries
lion for highway construction and $50 billion for other programs) over a six-year period ending in 2003. TEA-21 increases funding by approximately 40% over the prior federal funding level and increases funding for highway construction alone by an average of 44%, both based on the original TEA-21 bill.

In a change from previous legislation, TEA-21 provides a minimum funding guarantee firewall for the Highway Account of the Highway Trust Fund and minimum percentage of funding guarantees for each state. TEA-21 requires that 100% of the federal gasoline tax revenues collected be directed into the Highway Trust Fund as a minimum funding guarantee. Further, TEA-21 includes a highway funding distribution formula that guarantees that each state will receive a minimum percentage of highway funding, equal to 90.5% of the state's share of total gasoline tax contributions. Many states in the South are expected to experience an increase in funding in excess of the national average, as a result of the revised highway funding distribution formula. Highway construction spending is expected to increase further as state departments of transportation match, as required, the federal funds received under TEA-21. Annual highway funds under all TEA-21 programs are designated by state departments of transportation during the year of appropriation. Once designated, TEA-21 funds are available until expended. Undesignated highway funds are carried over into the following year. Designated funds are generally spent over a period of years following designation.

FEDERAL FUNDING FOR HIGHWAYS
(IN BILLIONS)

FISCAL YEAR 1999           $21.4
FISCAL YEAR 1999           $26.8
FISCAL YEAR 2000           $28.8
FISCAL YEAR 2001           $32.2
FISCAL YEAR 2002           $31.8
FISCAL YEAR 2003           $23.2

NOTE: FISCAL YEAR 2000, 2001 AND 2002 INCLUDE RABA FUNDING OF $1.5 BILLION, $3.1 BILLION AND $4.5 BILLION, RESPECTIVELY. FISCAL YEAR 2003 INCLUDES A NEGATIVE RABA ADJUSTMENT OF $5.0 BILLION. FISCAL YEAR 2001 INCLUDES $1.4 BILLION FOR SPECIAL PROJECTS.

SOURCE: AMERICAN ROAD AND TRANSPORTATION BUILDERS ASSOCIATION. THIS CHART DEPICTS ESTIMATED FUNDING UNDER TEA-21, AS ORIGINALLY PASSED IN 1998, COMPARED TO ACTUAL FUNDING AUTHORIZATIONS THROUGH FISCAL 2002. FISCAL 2003 NEGATIVE RABA ADJUSTMENT IS PROPOSED IN THE BUSH ADMINISTRATION TRANSPORTATION BUDGET.

The federal transportation appropriation bill for fiscal 2002 fully funded the guaranteed highway funding level authorized under TEA-21 of $27.3 billion. Further, the fiscal 2002 transportation appropriations bill includes an additional $4.5 billion for guaranteed highway funding under the revenue aligned budget authority ("RABA") provisions of TEA-21, providing a record $31.8 billion in guaranteed highway funding. The additional $4.5 billion of guaranteed funding results from the adjustment of TEA-21 Federal-Aid Highways authorizations as gasoline tax receipt projections were amended to reflect actual receipts.

The outlook for TEA-21 appropriations for fiscal 2003 under President Bush's proposed federal transportation budget indicates an $8.6 billion reduction in federal transportation authorization to $23.2 billion when compared to the fiscal 2002 authorization of $31.8 billion. The RABA provisions of TEA-21 have aligned fiscal 2003 authorization to projected shortfalls in fiscal 2001 highway account revenues coupled with reduced fiscal 2003 revenue forecasts. The shortfall in fiscal 2001 highway account revenues results from higher energy prices, which have curbed demand thereby reducing gas excise tax collection. Further, the fiscal 2003 revenue forecast reflects a continued recessionary economy.

While it is possible that there will be a reduction in fiscal 2003 highway funding, management believes it is unlikely that Congress will accept the proposed budget without some increase from currently proposed levels in highway funding to lessen the sharp decline between fiscal 2002 and 2003, and to bridge to the anticipated level of the next highway funding bill. TEA-21 expires in October 2003. Many arguments are being proposed to support an adjustment to the impact of the RABA provisions on the fiscal 2003 transportation spending authorizations. One such argument supports spending part of the unobligated $19 billion surplus currently in the Highway Trust Fund to cover projected RABA shortfalls; while another supports maintaining fiscal 2003 spending as a source of economic stimulus since highway construction creates jobs throughout all socioeconomic strata. The final determination of fiscal 2003 highway funding under TEA-21 will be resolved as Congress approves the budget, which should coincide with the October 1 fiscal year.

However, funding for federal transportation appropriations continues to be subject to balanced budget and other proposals that may impact the additional funding available for the Highway Fund. Congress must also annually appropriate highway funding levels, and there is no assurance that


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Congress will continue to follow the TEA-21 legislated minimum funding guarantee firewall or the highway funding distribution formula.

Federal highway funding reauthorization hearings began in January 2002 with the Bush Administration indicating that its reauthorization plan should be completed by January 2003. The Administration included, as one of its core principles for reauthorization, assuring adequate and predictable funding sources for investment in the nation's transportation system. However, there is no assurance that a successor bill to TEA-21 will be authorized.

The American Road and Transportation Builders Association ("ARTBA") forecasts a 3% to 6% growth in the 2002 highway construction market supported by the full funding of the 2002 federal highway obligation authority under TEA-21 and additional RABA funding. ARTBA further indicated that states increased their obligation of federal highway funds for projects during 2001. The 9% increase in state obligation over 2000 levels should mean additional highway construction work during 2002. However, the increase in the obligation of federal highway funds by the states has led to declines in state funds available for local construction projects. There is a continued, near-term risk that the states will be unable to fund federal and local highway construction projects, as the recession continues to affect the states' economic well-being, and that states may delay, or put on hold, long-term highway construction projects due to the projected decline in fiscal 2003 federal highway funding. The degree to which the Corporation could be affected varies by state. However, the state economies of the Corporation's five largest revenue-generating states, namely Texas, North Carolina, Ohio, Georgia and Iowa, may disproportionately affect performance.

The Aviation Investment and Reform Act for the 21st Century ("AIR-21") provides funding for airport improvements throughout the United States. Congress approved $3.3 billion for the Aviation Improvement Program under AIR-21 for fiscal year 2002, which represents a $100 million increase over fiscal year 2001 funding.

The Corporation's capital expansion and acquisition program is focused on taking advantage of construction growth, through investment in both permanent and portable quarrying operations. However, there is no guarantee that the Corporation will fully benefit from its acquisition and expansion program.

The aggregates industry expansion and growth is subject to increasing challenges from environmental and political advocates who want to control the pace of future development and preserve open space. Rail and other transportation alternatives are being supported by these groups as solutions to mitigate traffic congestion and overcrowding.

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States' national air pollution control program that granted the Environmental Protection Agency ("EPA") the authority to set limits on the level of various air pollutants. Recently, environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, asserting that highway construction should be delayed until the municipal area is in compliance with the Clean Air Act. The EPA lists several major metropolitan areas in the Corporation's markets, including Atlanta, Georgia, and Houston/Galveston and Dallas/Fort Worth, Texas, as nonattainment areas with deadlines to reduce air pollutants or face fines or control by the EPA. Federal transportation funding through TEA-21 is directly tied to compliance with the Clean Air Act. As such, more stringent federal air quality standards could negatively affect public-works construction spending in the Corporation's markets. In fact, the EPA has proposed new, more stringent air quality standards that could increase the current non-attainment areas in the United States from 29 areas to 81 areas. Some of these possible non-attainment areas include metropolitan areas in the Corporation's markets. Implementation is typically phased in over a number of years, and implementation details for the proposed new standards are being determined by the U.S. Court of Appeals. There are no current indications of an implementation timetable for the proposed new standards.

Other environmental groups have published lists of targeted municipal areas, including areas within the Corporation's marketplace, for environmental and suburban growth control. The effect of these initiatives on the Corporation's growth is typically localized, and further challenges are expected as these initiatives gain momentum across the United States.


Page 32           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

As anticipated, the general economy continued to soften in 2001, and, in fact, entered into a recessionary state, which many economists believe began as early as March 2001. Many corporations reduced capital investment during 2001 to better match capacity with weakening demand. As demand continued to slow, inventories began to build, and excess capacity led to employee layoffs and increasing vacancy rates. Residential construction, as measured by housing starts, held relatively steady during the year, buoyed by consumer confidence and low mortgage rates. However, commercial construction declined throughout the year. An already weak economy, absorbed an unexpected shock from the September 11, 2001, terrorist attacks and continued its recessionary decline. The Corporation experienced a period of slower sales volume in the weeks immediately following the attacks.

During 2001, the Federal Reserve Open Market Committee decreased the federal funds rate eleven times, reducing the rate 475 basis points to a 40-year low of 1.75%. The current federal funds rate is anticipated to have an impact on the level of construction spending. However, as discussed previously, public-works construction spending is principally driven by the level of gasoline tax revenues and the appropriation guidelines under TEA-21. As such, the sensitivity of public-works construction spending to interest-rate changes is somewhat mitigated.

While the Aggregates division's operations cover a wide geographic area, because of the high cost of transportation relative to the price of the product, the division's -- and, consequently, the Corporation's -- operating performance and financial results depend on the strength of local regional economies. Until recently, economic growth in the United States has been generally strong in the areas served by the Corporation. However, weakening regional economies, particularly in the southeast and central areas of the United States, have adversely affected results. If federal appropriation levels are reduced, if a reduction occurs in state and local spending, or if the specific regional economies decline, the Aggregates division could be adversely affected. The Aggregates division's top five revenue-generating states, namely Texas, North Carolina, Ohio, Georgia and Iowa, accounted for approximately 56% of its 2001 net sales by state of destination. Further, some of the Corporation's market areas are more profitable than others due to, among other things, the maturity of the underlying aggregates operations.

While the level of state public-works spending is varied across the nation and dependent upon individual state economies, North Carolina, one of the Corporation's leading states, passed new funding in 2001 which is projected to lead to an increase in road spending over the next year. Special contract lettings were held in October and November 2001 to assure quick release of $170 million of new spending, primarily for asphalt resurfacing. However, North Carolina has also experienced a greater than expected reduction in 2002 federal highway RABA funds. As state economies deal with the recessionary environment, the level of state spending on public works is at risk.

Houston, Texas, and the surrounding area, is one of the Corporation's largest metropolitan markets, contributing $102 million to 2001 net sales. The bankruptcy of Enron Corporation could adversely affect growth in Houston's construction market because of Enron's size and influence. Additionally, the Aggregates division is further exposed to potential losses in customer accounts receivable as the recessionary economy increases the risk of nonpayment and bankruptcy.

Seasonal changes and other weather-related conditions can also significantly affect the aggregates industry. Consequently, the Aggregates division's production and shipment levels coincide with general construction activity levels, most of which occur in the division's markets, typically in the spring, summer and fall. The division's operations that are concentrated in the northern region of the United States generally experience more severe winter weather conditions than the division's operations in the Southeast and Southwest. Meridian, which was acquired in April 2001, typically experiences operating losses, during the first quarter of the fiscal year, that result from winter weather conditions at its operations in western and upper midwestern states. Therefore, first quarter 2002 operating results will be adversely affected by Meridian's winter losses. North Carolina, one of the Corporation's largest revenue generating states, is at risk for Atlantic Ocean hurricane activity and has experienced hurricane-related losses in recent years. The southeastern and Gulf Coast regions of the United States are also at risk for hurricane activity. Texas, the Corporation's largest revenue generating state, has also experienced significant adverse weather during the past year.

A growing percentage of the Corporation's aggregates shipments are being moved by rail or water through a distribution yard network. The Corporation's acquisition of Dravo


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Corporation in 1995 established its waterborne capabilities, both by barge and oceangoing ship, which was enhanced by the 1995 acquisition of a deep-water quarry in Nova Scotia, while the 1998 acquisition of Redland Stone and the 2001 acquisition of Meridian increased its rail-based distribution network. As the Corporation continues to move more aggregates by rail and water, embedded freight costs have eroded profit margins. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation handles freight costs principally in two ways:

Option 1:         The customer supplies transportation.

Option 2:         The Corporation will arrange for a third party carrier to
                  deliver the aggregates material and specifically pass through the freight costs to the customer. These freight and delivery revenues and costs are presented in the consolidated statement of earnings as required by Emerging Issues Task Force Issue
                  No.00-10, Accounting For Shipping and Handling Fees and Costs.

When the Corporation transports, either by rail or water, aggregates from a production location to a distribution terminal, the selling price includes the freight component. Subsequent transportation from the distribution location is accounted for as described above in options 1 and 2.


2001 TRANSPORT MODE                          1994 TRANSPORT MODE
(% OF 2001 SHIPMENTS OF                      (% OF 1994 SHIPMENTS OF
191.7 MILLION TONS)                          71.2 MILLION TONS

77% TRUCK                                    93% TRUCK
15% RAIL                                      7% RAIL
 8% WATER

When products are transported to a distribution terminal, margins are negatively affected because the customer does not generally pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer will pick up the material from the quarry and pay $6.50 for one ton of aggregate. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if that same customer drove to a local distribution terminal and picked up one ton of aggregate the selling price may be $12.50 per ton, assuming $6.00 cost of internal freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight.

In 1994, 93% of the Corporation's aggregates shipments were moved by truck while the balance was moved by rail. In contrast, the Corporation's aggregates shipments moved 77% by truck, 15% by rail and 8% by water in 2001. Further, the acquisition of Meridian and its rail-based distribution network, coupled with the extensive use of rail service in the Southwest Division, increases the Corporation's dependence on and exposure to railroad performance, including track congestion, crew availability and power failures, and the ability to renegotiate favorable railroad shipping contracts. The waterborne distribution network increases the Corporation's exposure to certain risks, including among other items, the ability to negotiate favorable shipping contracts, demurrage costs and barge or ship availability.

Currently, management expects to operate during 2002 in a recessionary economy with a significant decline in commercial building construction, as corporate layoffs continue, office vacancy rates increase and businesses control the expenditure of both maintenance and expansion capital. Further, residential construction could decline depending on weakening consumer confidence, continued unemployment and the duration of the recession. However, man-


Page 34           Martin Marietta Materials, Inc. and Consolidated Subsidiaries
agement expects the aggregates business to perform better than the general economy in 2002, buoyed by the level of public-works construction spending. Therefore, based on current economic conditions and forecasts, management expects a 3% to 6% volume growth in aggregates shipments, supported by $31.8 billion in fiscal 2002 federal transportation spending, offset somewhat by declining commercial and residential construction. Management further expects a 2% to 3% increase in average selling prices. The Corporation's net earnings for the year are expected to range from $2.40 to $2.70 per diluted share, inclusive of $0.23 from the elimination of the recognition of goodwill amortization charges and adjustments to the 2002 estimated tax rate. For the first quarter 2002, the favorable effect of the new amortization provisions will be largely offset by the winter losses expected to be incurred at Meridian and other newly acquired operations, as well as normal start-up costs associated with new plant operation. Management has begun its evaluation of impairment as required by FAS
142. While the evaluation is not completed, the Corporation may recognize a goodwill impairment loss as it reevaluates the long-term expected returns in certain markets.

Over the next five years, management expects that the Aggregates division's business and financial results will continue to grow as a result of increased infrastructure construction spending generated by the anticipated authorization of a new federal highway funding bill, coupled with moderate growth in residential and commercial construction. Strong backlog of contractors' existing construction work is expected to somewhat offset a temporary decline, if any, in fiscal 2003 federal highway spending. Further, the Aggregates division will generally follow national, regional and local general economic, construction and industry trends.

The Corporation's management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. The Corporation's Board of Directors and management continue to review and monitor the Corporation's strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, increasing market share in the Corporation's core businesses and pursuing new technological opportunities that are related to the Corporation's existing markets.

During 2001, the Corporation expanded its market opportunities by consummating 13 transactions for the acquisition of aggregates and other operations, internally expanding aggregates annual production capacity and either opened, or began the process of opening, two new locations.

The Corporation's aggregates reserves, including the reserves of its 2001 acquisitions, exceed 55 years of production, based on current levels of activity.

Through its Magnesia Specialties division, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications, including wastewater treatment and acid neutralization, and dolomitic lime for use primarily in the steel industry. Magnesia Specialties' products used within the steel industry accounted for approximately 65% of the division's net sales for 2001. Accordingly, the division's profitability is dependent on the production of steel and the related marketplace, and a significant portion of the division's product pricing structure is affected by current business economic trends within the steel industry. The United States' steel industry continues to be weak as the slowdown in demand and continued high levels of steel imports have led to rapidly deteriorating performance. The division's performance will continue to be directly tied to the steel industry, and with the absence of federal restrictions on foreign steel imports, the prospects for significant, long-term improvement is weak. The Magnesia Specialties division is further exposed to potential losses in customer accounts receivable, if the steel industry continues to deteriorate and customers declare bankruptcy. At December 31, 2001, management believes that the allowance for uncollectible accounts receivable is appropriate.

The May 1, 2001, sale of Magnesia Specialties' refractories products line lessens the Magnesia Specialties' division's dependence on the steel industry. Excluding the refractories products line, Magnesia Specialties' sales to the steel industry would account for 52% of the division's 2001 net sales, as compared to 65% including refractories. However, earnings have been negatively affected as the division realigns fixed costs associated with the refractories business and converts the Manistee, Michigan, plant to a magnesia chemicals facility. As the division continues to lower its production rates during 2002, underabsorption of fixed costs will continue to impact results. There can be no assurance that management's strategy will be successful.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Continued high natural gas costs negatively affected earnings from operations in 2001. Further, due to the high levels of fixed costs associated with the Magnesia Specialties production facilities, operating leverage can be substantial.

Approximately 12% of the Magnesia Specialties division's products are sold in foreign jurisdictions, with no single country accounting for 10% or more of the division's sales. While the division's products are manufactured and sold principally in the United States, the division also markets its products in Canada, Mexico, Europe (principally England and Germany), Central and South America (principally Brazil, Columbia and Chile) and the Pacific Rim (primarily Korea). As a result of these foreign market sales, the division's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the division distributes its products. To mitigate the short-term effects of changes in currency exchange rates on the division's operations, the division principally uses the U.S. dollar as the functional currency in foreign transactions.

The Corporation continued research and development activities during 2001 in several technological product areas. Composite materials have been used for bridge deck installation and replacement, and research is continuing on a variety of other construction-related and commercial uses. Management believes that additional funds for innovative technologies in roadways, from the TEA-21 program, offer opportunities to put new bridge decks in service and to focus more attention on the long-life and low-maintenance costs expected from the composite materials. The Corporation had limited revenue in 2001 from SC27(TM) soil inoculant, a microbial soil enhancer, used to enhance plant growth. Further, as expected, the technological areas did not generate profits in 2001.

The Corporation will continue to pursue opportunities that provide proprietary technology in high growth-rate markets that it understands, that require limited research and development with minimal capital investment relative to revenue and profit generation potential, and that have the potential to provide above-average returns while minimizing risk. Commercial viability of these technological product areas is not assured. There can be no assurance that these technologies can achieve profitability.

Generally, the impact of inflation on the Corporation's businesses has become less significant with the benefit of continued moderate inflation rates. However, energy sector inflation affects, among other things, the costs of operating mobile equipment used in quarry operations, waterborne transportation of aggregates materials, asphalt production and fuel for kiln operations. Wage inflation and the resulting increase in labor costs may be somewhat mitigated by increases in productivity. However, rising health care costs have increased total labor costs in recent years and will continue to affect labor costs in the near term. Generally, when the Corporation incurs higher capital costs to replace productive facilities and equipment, increased capacity and productivity, and various other offsetting factors, counterbalance increased depreciation costs. The recently completed, large expansion projects may take time to increase shipments and absorb increased depreciation costs.

The Corporation is replacing its existing information systems with an enterprise-wide information solution through J. D. Edwards World Solutions Company. Management successfully completed the system design and implementation phase of the accounting, financial reporting and human resources packages in 2001. The capital requirements for this project, which exclude systems replacement for acquisitions not currently on the Corporation's Raleigh-based systems, principally Redland Stone and Meridian, are expected to be $26.3 million, with $13.0 million expended in 2001 and $4.0 million in 2000. Current expectation is that full system implementation will take an additional two years. The Corporation believes it has deployed sufficient personnel and capital to successfully complete the project.

DISCUSSION OF BUSINESS SEGMENTS

The Corporation conducts its operations through two reportable business segments: Aggregates and Magnesia Specialties. The Aggregates division is the second largest producer of construction aggregates in the United States. The Corporation's sales and earnings are predominantly derived from its Aggregates segment, which processes and sells granite, limestone, sand, gravel and other aggregates products for use primarily by commercial customers. The division's products are used principally in domestic construction of highways and other infrastructure projects and for commercial and residential buildings. The Aggregates


Page 36       Martin Marietta Materials, Inc. and Consolidated Subsidiaries
division also includes the operations of its other construction materials businesses. These businesses, acquired through continued selective vertical integration by the Corporation, include primarily asphalt, ready mixed concrete and road paving operations. The Corporation's Magnesia Specialties division produces dolomitic lime used in domestic basic steel production and chemicals products used in domestic and foreign industrial, agricultural and environmental applications. The magnesia-based products segment generally derives a significant portion of its sales and earnings from the products used in the steel industry.

The Corporation's evaluation of performance and allocation of resources is based primarily on earnings from operations. Earnings from operations is total revenues less operating expenses; selling, general and administrative expenses; and research and development; and excludes interest expense and other income (expense). The accounting policies of the reportable segments are the same as those described in Note A to the audited consolidated financial statements on pages 14 through 16. Assets employed by segment include assets directly identified with those operations. Corporate headquarters' assets consist primarily of cash and cash equivalents, and property, plant and equipment for corporate operations. All debt, and the related interest expense, is held at corporate headquarters. Property additions include property, plant and equipment that has been purchased through acquisitions in the amount of $118,365,000 in 2001; $15,325,000 in 2000; and $44,747,000 in 1999.

The following tables display selected financial data for the Corporation's reportable business segments for each of the three years in the period ended December 31, 2001.

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT

years ended December 31
(add 000)

NET SALES                                2001             2000             1999
-------------------------------------------------------------------------------
Aggregates                        $ 1,406,179      $ 1,202,581      $ 1,125,636
Magnesia Specialties                   99,512          130,419          133,191
-------------------------------------------------------------------------------
Total                             $ 1,505,691      $ 1,333,000      $ 1,258,827
-------------------------------------------------------------------------------

Gross profit
-------------------------------------------------------------------------------
Aggregates                        $   289,805      $   276,640      $   283,998
Magnesia Specialties                   13,945           26,931           26,701
-------------------------------------------------------------------------------
Total                             $   303,750      $   303,571      $   310,699
-------------------------------------------------------------------------------

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES                  2001             2000             1999
-------------------------------------------------------------------------------
Aggregates                        $    95,988      $    82,088      $    75,568
Magnesia Specialties                    9,961           16,680           17,053
-------------------------------------------------------------------------------
Total                             $   105,949      $    98,768      $    92,621
-------------------------------------------------------------------------------

EARNINGS FROM
OPERATIONS
-------------------------------------------------------------------------------
Aggregates                        $   194,027      $   194,232      $   208,011
Magnesia Specialties                    3,218            8,245            7,278
-------------------------------------------------------------------------------
Total                             $   197,245      $   202,477      $   215,289
-------------------------------------------------------------------------------

ASSETS EMPLOYED
-------------------------------------------------------------------------------
Aggregates                        $ 2,088,170      $ 1,703,752      $ 1,598,948
Magnesia Specialties                   61,253           99,913          105,362
Corporate headquarters                 75,157           37,774           38,264
-------------------------------------------------------------------------------
Total                             $ 2,224,580      $ 1,841,439      $ 1,742,574
-------------------------------------------------------------------------------

DEPRECIATION, DEPLETION
AND AMORTIZATION
-------------------------------------------------------------------------------
Aggregates                        $   145,488      $   125,697      $   114,457
Magnesia Specialties                    6,390            8,532            8,468
Corporate headquarters                  2,757            2,144            1,829
-------------------------------------------------------------------------------
Total                             $   154,635      $   136,373      $   124,754
-------------------------------------------------------------------------------

PROPERTY ADDITIONS
-------------------------------------------------------------------------------
Aggregates                        $   287,954      $   174,797      $   177,318
Magnesia Specialties                    2,315            6,817            3,942
Corporate headquarters                 22,482            4,516            1,307
-------------------------------------------------------------------------------
Total                             $   312,751      $   186,130      $   182,567
-------------------------------------------------------------------------------

AGGREGATES. The Aggregates division's net sales increased 17% to $1.406 billion for the year ended December 31, 2001, compared with the prior year's net sales. The division's operating earnings for 2001 were $194.0 million compared to $194.2 million in the prior year. The "Results of Operations" section of this Management's Discussion and Analysis includes a discussion of the factors affecting the performance of the Aggregates business segment.

For the year ended December 31, 2000, the Aggregates division had net sales of $1.203 billion, which were $77 million, or 7%, higher than the 1999 net sales of $1.126 billion. The increase in net sales reflects a slight decrease in total aggregates tons shipped during 2000 to 164.9 million tons, offset by increases in volumes in asphalt and other construction-related operations, and average selling price. The division's operating earnings for 2000 decreased 7% to $194.2 million from the prior year's earnings from operations of $208.0 million. Operating earnings decreased, principally as a result of higher-than-expected energy-related costs, a slowdown of construction activity and weather-related events.


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Operating results in 1999 reflected record volume and 3.6% price increases, both compared with the prior year, and growth from acquisitions.

MAGNESIA SPECIALTIES. For the year ended December 31, 2001, the Magnesia Specialties division had net sales of $99.5 million, a decrease of $30.9 million, or 24%, from 2000 net sales of $130.4 million. The division's earnings from operations for 2001 of $3.2 million decreased $5.0 million, or 61%, when compared to 2000 earnings from operations of $8.2 million. As expected, net sales for the division decreased, primarily due to the divestiture of the refractories business. In 2000, the refractories business contributed $57.3 million to net sales compared with $26.8 million in 2001. The decline in operating earnings results principally from higher energy-related costs for natural gas and underabsorption of fixed costs as the division repositioned its Manistee, Michigan, operating facility to focus on production of chemicals products.

Magnesia Specialties division's 2000 net sales of $130.4 million were 2% below the prior year's. The division's operating earnings for 2000 of $8.2 million were 13% above the 1999 operating earnings. The division's improvement in 2000 was the result of stronger performance in the steel industry in the first half of 2000. This improvement was significantly offset by higher-than-expected natural gas prices and deteriorating performance in the steel industry during the second half of 2000. Balanced inventory and production levels in 2000, along with effective cost controls, also provided a favorable year-over-year comparison between 2000 and 1999. The Magnesia Specialties division's 1999 net sales of $133.2 million were 3% below the prior year, and operating earnings for 1999 of $7.3 million were 39% below 1998 operating earnings.

CONSOLIDATED OPERATING CASH FLOW
(IN MILLIONS)

1997              $195.6
1998              $222.6
1999              $223.7
2000              $212.9
2001              $252.9

LIQUIDITY AND CASH FLOWS

A primary source of the Corporation's liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was $252.9 million in 2001, as compared to $212.9 million in 2000, and $223.7 million in 1999. These cash flows were derived, substantially, from net earnings before deduction of certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization were as follows:

years ended December 31
(in thousands)                         2001         2000          1999
-------------------------------------------------------------------------
Depreciation                      $   119,606   $   108,540   $    98,559
Depletion                               6,036         4,681         5,369
Amortization                           28,993        23,152        20,826
                                  ---------------------------------------
Total                             $   154,635   $   136,373   $   124,754
                                  =======================================

Changes in working capital for 2001 included increases in accounts receivable from higher sales, particularly in the fourth quarter, as compared with the prior-year period, and in inventories due to a slight increase in heritage aggregates inventory levels, as well as changes in mix and valuation; partially offset by increases in accounts payable. Increases in receivables and inventories were partially offset due to reductions caused by the divestiture of the refractories business. The 2000 working capital increases were due primarily to increases in the value of the Aggregates division's inventories because of increases in inventory quantity and valuation and changes in mix, off-set by a reduction in receivables, primarily as a result of reduced shipping levels in the fourth quarter. The 1999 working capital increases were due primarily to increases in Aggregates division inventories, as a result of expected increases in demand in 2000 and an increase in accounts receivable balances, primarily associated with the increased level of sales. Other assets and liabilities, net, include changes to both current and noncurrent balance sheet accounts. In addition to other somewhat offsetting amounts, other assets and liabilities, net, included in 2001 increases in accrued interest; in 2000, increases in receivables from affiliates and suppliers and payment of certain obligations accrued in the previous year; and in 1999, an increase in certain postretirement benefits accruals.

Net cash used for investing activities was $370.2 million in 2001, an increase of $168.4 million from $201.8 million reported in 2000. Of that amount, the Corporation used $221.8 million for the purchase of Meridian and twelve other


Page 38           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Aggregates division-related acquisitions, compared with $39.3 million in 2000 for the purchase of five Aggregates division-related acquisitions, and $77.1 million in 1999 used to finance the purchase of ten Aggregates division-related acquisitions. Additions to property, plant and equipment, excluding acquisitions, of $194.4 million, were 14% higher in 2001, compared with 2000. Comparable full-year capital expenditures were $170.8 million in 2000 and $137.8 million in 1999. The Corporation's acquisitions and capital expenditures reflect planned strategic growth and capital spending activities that are consistent with management's strategy for investment and expansion within the consolidating aggregates industry. For the three years ended 2001, the Corporation's management had anticipated a more significant increase in property, plant and equipment additions. However, as planned net sales growth in the heritage operations was delayed, due to weather-related conditions and softening building construction demand, management scaled back capacity expansion to better match the timing of market expansion. Spending for property, plant and equipment, exclusive of acquisitions and property and equipment acquired under operating leases, is expected to be $125 million in 2002. Other investing activities included, among other things, proceeds from the sale of surplus land and equipment; in 2001, the sale of the refractories business; in 2000, the Corporation's additional investment in Industrial Microwave Systems ("IMS"); and in 1999, the Corporation's initial 19% investment in IMS and loans to Meridian.

Approximately $123.4 million of cash was provided by financing activities during 2001, compared with $19.3 million and $20.3 million of cash used for financing activities in 2000 and 1999, respectively. The Corporation incurred net indebtedness of $149.9 million in 2001, excluding $5.1 million reflected in acquisitions, net, principally in connection with the acquisition of Meridian and twelve other acquisitions completed during the year; $4.0 million in 2000, excluding $1.0 million reflected in acquisitions, net, principally in connection with the five acquisitions completed during the year; and $14.7 million in 1999, excluding $9.2 million reflected in acquisitions, net, principally in connection with the ten acquisitions completed. During 2001, $2.2 million of cash was used in connection with the issuance of the 6.875% Notes issued March 2001.

In 2001, the Board of Directors approved total cash dividends on the Corporation's common stock of $0.56 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.14 a share. During 2001, the Corporation issued stock under its stock-based award plans, providing $2.6 million in cash. Comparable cash provided by issuance of common stock was $2.0 million in both 2000 and 1999. Further, during 2001 and 1999, the Corporation issued approximately 1,684,400 and 311,100 shares of common stock, respectively, for acquisitions. The Corporation used cash of $12.7 million during 1999 to finance the repurchase of 322,300 shares of its common stock at public market prices at various purchase dates. The repurchase of shares was authorized under the Corporation's six million-share authorization from the Board of Directors for the Stock-Based Award Plan and the Amended Omnibus Securities Award Plan. There were no shares repurchased in 2001 or 2000.

CAPITAL STRUCTURE AND RESOURCES

Long-term debt, including current maturities of long-term debt and commercial paper, increased to $801.9 million at the end of 2001, from $646.7 million at the end of 2000. Total debt represented approximately 44% of total capitalization at December 31, 2001, compared with 43% at December 31, 2000. The Corporation's debt at December 31, 2001, was principally in the form of publicly issued long-term, fixed-rate notes and debentures, and United States' commercial paper. Shareholders' equity grew to $1.022 billion at December 31, 2001, from $863.3 million at December 31, 2000.

The Corporation has $450 million in revolving credit facilities, syndicated through a group of commercial domestic and foreign banks, which support a United States commercial paper program of a comparable amount. The credit facilities consist of a five-year, unsecured revolving credit agreement in the amount of $225 million (the "Long-Term Credit Agreement"), which expires in August 2006, and a 364-day unsecured revolving credit agreement in the amount of $225 million (the "Short-Term Credit Agreement"), which expires in August 2002. During the year, the Corporation terminated its revolving credit agreements and entered into these new revolving credit agreements, which contained substantially the same terms as the prior agreements. The Corporation has the ability to extend its Short-Term Credit Agreement for an additional 364-day term at its option (see Note F to audited consolidated financial statements on pages 17 and 18).

No borrowings were outstanding under either of the revolving credit agreements at December 31, 2001. However, the


Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 39

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Long- and Short-Term Credit Agreements support commercial paper borrowings of $95 million outstanding at December 31, 2001, of which $95 million has been classified as long-term debt on the Corporation's consolidated balance sheet, based on management's ability and intention, as appropriate, to maintain this debt outstanding for at least one year. Therefore, $355 million was available under the revolving credit agreements at December 31, 2001.

The 6.875% Notes, due April 1, 2011, with an effective interest rate of 6.98%, were issued in March 2001 in the aggregate principal amount of $250 million through private placement in connection with the acquisition of Meridian. The 6.875% Notes were subsequently registered with the Securities and Exchange Commission in July 2001. The initial purchasers in the private placement offering exchanged $249,650,000 of their outstanding notes for registered notes with substantially identical terms.

In connection with normal, ongoing operations, the Corporation enters into leases for property, plant and equipment and royalty commitments associated with leased land. Future minimum lease and royalty commitments are detailed in Note K to the audited consolidated financial statements on page 23. Management anticipates that during 2002 the Corporation will enter into additional operating leases for certain mobile and other equipment, as well as for land and mineral reserves.

The Corporation's long-term commitments for debt, excluding commercial paper, and minimum lease and royalty commitments for all noncancelable operating leases and royalty agreements as of December 31, 2001, are as follow:

                   Long-term       Operating       Royalty
(add 000)             Debt           Leases       Agreements         Total
----------------------------------------------------------------------------
      2002         $  4,490         $12,691         $ 3,745         $ 20,926
      2003            1,647          10,547           3,840           16,034
      2004              273           8,455           3,510           12,238
      2005              123           6,959           3,485           10,567
      2006              300           5,461           2,923            8,684
Thereafter          700,042          18,642          29,722          748,406
----------------------------------------------------------------------------
Total              $706,875         $62,755         $47,225         $816,855
============================================================================

Amounts due under noncancelable operating leases and royalty agreements are expensed in the period incurred. Notes F and K to the audited consolidated financial statements on pages 17 and 18 and page 23, respectively, contain additional information regarding these commitments and should be read in conjunction with this table.

The Corporation has entered into standby letter of credit agreements relating to workers' compensation and auto and general liability self-insurance. On December 31, 2001, the Corporation had contingent liabilities under these outstanding letters of credit of approximately $13.8 million. In the normal course of business, the Corporation is currently contingently liable for performance under $84.9 million in performance bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. Two of these bonds totaling $35.5 million, or 42% of all outstanding performance bonds, relate to specific performance for road construction projects currently under way. The Corporation has indemnified the underwriting insurance company against any exposure under the performance bonds. In the Corporation's past experience, no material claims have been made against these financial instruments.

As discussed earlier, the Corporation's operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see "Business Environment" on pages 30 through 36). Aside from these inherent risks from within its operations, the Corporation's earnings are affected also by changes in short-term interest rates, as a result of its outstanding commercial paper obligations and temporary cash investments, including overnight investments in Eurodollars. However, management believes that the Corporation's exposure to short-term interest rate market risk is not material.

Long-term interest rates influence assumptions used to develop the costs for the Corporation's employee retirement and postretirement benefit plans. The Corporation's pension and postretirement benefit expense in 2001 increased, compared with 2000, by $5.6 million, excluding the impact of the curtailment and settlement gains resulting from the divesture of the refractories business, as a result of the decreased discount rate for the retirement and postretirement benefit plans, and, most significantly, from unfavorable 2000 investment returns on employee retirement plan assets. The Corporation's management anticipates another significant increase in pension and postretirement benefit expense in 2002 as a result of a continued decrease in the discount rate and investment returns experienced in

Page 40           Martin Marietta Materials, Inc. and Consolidated Subsidiaries

2001. There is no assurance that pension and postretirement benefit expense will continue at current levels, due to the underlying volatility of interest rates and investment returns (see Note I to the audited consolidated financial statements on pages 19 through 21).

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

The Corporation's senior unsecured debt has been rated "A-" by Standard & Poor's and "A3" by Moody's. The Corporation's $450 million commercial paper program is rated "A-2" by Standard & Poor's, "P-2" by Moody's and "F-2" by FitchRatings. In July 2001, Standard & Poor's revised its outlook for the Corporation to negative from stable while reaffirming its ratings. The outlook revision reflects Standard & Poor's belief that the Corporation's acquisition activity could make it more difficult for the Corporation to restore credit quality measures to certain levels.

While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.

ENVIRONMENTAL AND LITIGATION MATTERS

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

The Corporation records appropriate financial statement accruals for environmental matters in the period in which liability is established and the appropriate amount can be estimated reasonably. Among the variables that management must assess in evaluating costs associated with environmental issues are the evolving environmental regulatory standards. The nature of these matters makes it difficult to estimate the amount of any costs that may be necessary for future remedial measures. The Corporation currently has no material provisions for estimated costs in connection with expected remediation or other environmental-related expenditures, because it is impossible to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Corporation may incur for known environmental issues or compliance with present environmental protection laws would have a material adverse effect on the Corporation's consolidated financial position or on its results of operations.

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters, will have a material adverse effect on the results of the Corporation's operations or on its financial position.

See Notes A and M to the audited consolidated financial statements on pages 14 through 16 and page 24, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB"), issued Statements of Financial Accounting Standards No. 141, Business Combinations, which applied to business combinations for which the date of acquisition was July 1, 2001, or later, and No. 142, Goodwill and Other Intangible Assets ("FAS 142"), effective January 1, 2002, (collectively the "Statements"). Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives.

The Corporation applied the new rules on accounting for goodwill and other intangible assets, beginning with four purchase business combinations completed after June 30, 2001; and began January 1, 2002 for all purchase business combinations. Application of the nonamortization provisions of FAS 142 will favorably impact 2002 earnings, versus 2001 as related to such amortization. The Corporation recognized $22.4 million in 2001 and $16.2 million for 2000 in goodwill amortization. (See "Business Combinations, Divestitures and Capacity Expansion" on pages 25 and 26 and "Business Environment" on pages 30 through
36).

During 2002, the Corporation will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. The effect that the results of the impairment tests will have on the earnings and financial position of the Corporation has not yet been determined; however, they may be material to the financial position of the Corporation.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143"). FAS 143 requires recognition of the fair value of a liability representing an asset retirement obligation in the period in which it is identified. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. The Corporation incurs some reclamation liabilities as part of its aggregates mining process. However, certain reclamation costs are currently treated as normal, ongoing operating expenses and expensed generally in the period in which they are incurred. FAS 143 is effective the first quarter of 2003 for the Corporation. The effect of the adoption of FAS 143 on the earnings and financial position of the Corporation has not yet been determined but is not expected to have a material impact.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), which is effective the first quarter of 2002 for the Corporation. FAS 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 requires, among other things, the recognition of an impairment loss for long-lived assets to be held and used, and defines classification of continuing and discontinued operations. The Corporation does not expect the impact of adoption to be material to earnings or financial position.

FORWARD-LOOKING STATEMENTS - SAFE HARBOR PROVISIONS

This Annual Report on Form 10-K contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and are based on assumptions that the Corporation believes in good faith are reasonable, but which may be materially different from actual results.

Factors that the Corporation currently believes could cause its actual results to differ materially from those in the forward-looking statements include, but are not limited to, national and regional economic conditions in the markets the Corporation serves, the level and timing of federal and state transportation funding, levels of construction spending in the markets the Corporation serves, unfavorable weather conditions, fuel costs, transportation costs, competition from new or existing competitors, changes in environmental and other governmental regulations, ability to recog-

Page 42            Martin Marietta Materials, Inc. and Consolidated Subsidiaries
nize quantifiable savings from internal expansion programs, ability to successfully integrate acquisitions quickly and in a cost-effective manner, changes in capital availability or costs, and the timing and occurrence of events that may be subject to circumstances beyond the Corporation's control.

Investors are also cautioned that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. These forward-looking statements are made as of the date hereof based on management's current expectations, and the Corporation does not undertake an obligation to update such statements, whether as a result of new information, future events, or otherwise.

For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation's Securities and Exchange Commission filings, including, but not limited to, the discussion of "Competition" of this Annual Report on Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 25 through 43 of the 2001 Annual Report and "Note A: Accounting Policies" and "Note M: Commitments and Contingencies" of the "Notes to Financial Statements" on pages 14 through 16 and page 24, respectively, of the Audited Consolidated Financial Statements included in the 2001 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 43

QUARTERLY PERFORMANCE

UNAUDITED

                                                                                                      Basic Earnings Per
(add 000, except per share) Net Sales(1)          Gross Profit                Net Earnings               Common Share(2)
--------------------------------------------------------------------------------------------------------------------------

Quarter          2001            2000          2001          2000          2001(3)        2000          2001(3)      2000
--------------------------------------------------------------------------------------------------------------------------
First       $  263,658      $  276,131      $ 27,164      $ 44,358      $  (4,652)      $  7,330      $  (0.10)   $   0.16
Second         420,218         362,474        93,461        96,832         39,002         42,122          0.82        0.90
Third          437,014         380,305       105,882        95,426         45,917         42,051          0.95        0.90
Fourth         384,801         314,090        77,243        66,955         25,095         20,524          0.52        0.44
--------------------------------------------------------------------------------------------------------------------------
Totals      $1,505,691      $1,333,000      $303,750      $303,571      $ 105,362       $112,027      $   2.20    $   2.40
==========================================================================================================================


                                                                            Per Common Share
                                            ----------------------------------------------------------------------------------
                                                                                            Stock Prices
                  Diluted Earnings Per                                  ------------------------------------------------------
                    Common Share(2)             Dividends Paid              High           Low           High           Low
------------------------------------------------------------------------------------------------------------------------------
Quarter          2001(3)        2000           2001           2000               2001                          2000
------------------------------------------------------------------------------------------------------------------------------
First          $  (0.10)      $   0.16      $   0.14      $   0.13      $   47.45      $   38.00      $   49.38      $   35.50
-------------------------------------------------------------------
Second             0.82           0.90          0.14          0.13      $   51.60      $   41.95      $   54.25      $   40.45
-------------------------------------------------------------------
Third              0.95           0.90          0.14          0.14      $   50.39      $   34.75      $   46.94      $   35.24
-------------------------------------------------------------------
Fourth             0.52           0.44          0.14          0.14      $   46.60      $   37.90      $   44.10      $   32.25
-------------------------------------------------------------------
Totals         $   2.19       $   2.39      $   0.56      $   0.54
===================================================================

(1) Net sales exclude freight and delivery revenues; such revenues are included in total revenues in accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs" on the Consolidated Statement of Earnings on page 10.

(2) The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

(3) Net earnings and basic and diluted earnings per common share in the second quarter include recognition of a gain on the divestiture of certain refractories - related assets of Magnesia Specialties (see Note
         B: Business Combinations and Divestitures in the consolidated audited financial statements, on pages 16 and 17).

Page 44          Martin Marietta Materials, Inc. and Consolidated Subsidiaries

                                                               FIVE YEAR SUMMARY

(add 000, except per share)                         2001              2000              1999              1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
Net sales                                        $1,505,691        $1,333,000        $1,258,827        $1,057,691        $  900,863
Freight and delivery revenues                       212,359           184,517           175,292           143,805           128,326
                                                 ----------------------------------------------------------------------------------
  Total revenues                                  1,718,050         1,517,517         1,434,119         1,201,496         1,029,189
-----------------------------------------------------------------------------------------------------------------------------------
Cost of sales, other costs and expenses           1,308,446         1,130,523         1,043,538           861,137           738,093
Freight and delivery costs                          212,359           184,517           175,292           143,805           128,326
                                                 ----------------------------------------------------------------------------------
  Cost of operations                              1,520,805         1,315,040         1,218,830         1,004,942           866,419
-----------------------------------------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS                            197,245           202,477           215,289           196,554           162,770
Interest expense on debt                             46,792            41,895            39,411            23,759            16,899
Other income and (expenses), net                      7,986             8,239            18,435             1,347             5,341
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before taxes on income                     158,439           168,821           194,313           174,142           151,212
Taxes on income                                      53,077            56,794            68,532            58,529            52,683
-----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                     $  105,362        $  112,027        $  125,781        $  115,613        $   98,529
===================================================================================================================================
BASIC EARNINGS PER COMMON SHARE                  $     2.20        $     2.40        $     2.70        $     2.49        $     2.14
===================================================================================================================================
DILUTED EARNINGS PER COMMON SHARE                $     2.19        $     2.39        $     2.68        $     2.48        $     2.13
===================================================================================================================================
CASH DIVIDENDS PER COMMON SHARE                  $     0.56        $     0.54        $     0.52        $     0.50        $     0.48
===================================================================================================================================

CONDENSED CONSOLIDATED BALANCE SHEET DATA
Current deferred income tax benefits             $   19,696        $   16,750        $   21,899        $   18,978        $   16,873
Current assets - other                              476,536           408,251           381,466           350,410           305,139
Property, plant and equipment, net                1,082,189           914,072           846,993           777,528           591,420
Goodwill, net                                       571,186           374,994           375,327           348,026           148,481
Other intangibles, net                               35,782            34,462            31,497            27,952            26,415
Other noncurrent assets                              39,191            92,910            85,392            65,695            17,385
===================================================================================================================================
TOTAL                                            $2,224,580        $1,841,439        $1,742,574        $1,588,589        $1,105,713
===================================================================================================================================

Current liabilities - other                      $  187,547        $  143,958        $  142,974        $  136,576        $  106,804
Current maturities of long-term debt
  and commercial paper                                4,490            45,155            39,722            15,657             1,431
Long-term debt and commercial paper                 797,385           601,580           602,011           602,113           310,675
Pension and postretirement benefits                  81,650            84,950            85,839            76,209            63,070
Noncurrent deferred income taxes                    102,664            86,563            81,857            75,623            50,008
Other noncurrent liabilities                         28,632            15,947            16,165            14,712            11,889
Shareholders' equity                              1,022,212           863,286           774,006           667,699           561,836
===================================================================================================================================
TOTAL                                            $2,224,580        $1,841,439        $1,742,574        $1,588,589        $1,105,713
===================================================================================================================================

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           Page 45