Form 10-K, Exhibit 13
period 2002-12-31
MARTIN MARIETTA MATERIALS INC
filed 2003-03-27
CIK 916076

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

The Corporation maintains a system of internal accounting controls designed and intended to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management’s authorization, and that accountability for assets is maintained. An environment that establishes an appropriate level of control-consciousness is maintained and monitored and includes examinations by an internal audit staff and by the independent auditors in connection with their annual audit.

The Corporation’s management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements which document the Corporation’s business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the Code of Ethics and Standards of Conduct booklet and through ongoing education and review programs designed to create a strong commitment to ethical business practices.

The Audit Committee of the Board of Directors, which consists of five outside directors, meets periodically and separately with the independent auditors, management and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission and the New York Stock Exchange as they relate to the composition and practices of audit committees.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears on the following page.

Janice K. Henry
Senior Vice President, Chief Financial Officer and Treasurer

Page 8	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Board of Directors and Shareholders
Martin Marietta Materials, Inc.

We have audited the accompanying consolidated balance sheet of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the consolidated financial statements, in 2002 the Corporation adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and changed its method of accounting for intangible assets.

Raleigh, North Carolina
January 27, 2003

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 9

for years ended December 31

(add 000, except per share)	2002	2001	2000

Net Sales	$1,497,101	$1,505,691	$1,333,000
Freight and delivery revenues	195,336	212,359	184,517

Total revenues	1,692,437	1,718,050	1,517,517

Cost of sales	1,206,207	1,201,941	1,029,429
Freight and delivery costs	195,336	212,359	184,517

Total cost of revenues	1,401,543	1,414,300	1,213,946

Gross Profit	290,894	303,750	303,571
Selling, general and administrative expenses	115,836	105,949	98,768
Research and development	369	556	2,326

Earnings from Operations	174,689	197,245	202,477
Interest expense	44,028	46,792	41,895
Other income and (expenses), net	13,609	7,986	8,239

Earnings before taxes on income and cumulative effect of change in accounting principle	144,270	158,439	168,821
Taxes on income	46,455	53,077	56,794

Earnings before Cumulative Effect of Change in Accounting Principle	97,815	105,362	112,027
Cumulative effect of change in accounting for intangible assets	(11,510)	—	—

Net Earnings	$86,305	$105,362	$112,027

Net Earnings Per Common Share
- Basic before cumulative effect of change in accounting principle	$2.01	$2.20	$2.40
Cumulative effect of change in accounting principle	(0.24)	—	—

	$1.77	$2.20	$2.40

- Diluted before cumulative effect of change in accounting principle	$2.00	$2.19	2.39
Cumulative effect of change in accounting principle	(0.23)	—	—

	$1.77	$2.19	$2.39

Average Number of Common Shares Outstanding
- Basic	48,727	47,873	46,753
- Diluted	48,858	48,066	46,948

Cash Dividends Per Common Share	$0.58	$0.56	$0.54

Page 10	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

at December 31

Assets (add 000)	2002	2001

Current Assets:
Cash and cash equivalents	$—	$1,379
Accounts receivable, net	232,884	215,184
Inventories, net	239,726	231,003
Current deferred income tax benefits	21,387	19,696
Other current assets	32,152	28,970

Total Current Assets	526,149	496,232

Property, plant and equipment, net	1,067,576	1,082,189
Goodwill, net	577,449	571,186
Other intangibles, net	31,972	35,782
Other noncurrent assets	55,384	39,191

Total Assets	$2,258,530	$2,224,580

Liabilities and Shareholders’ Equity (add 000)
Current Liabilities:
Bank overdraft	$304	$—
Accounts payable	73,186	79,572
Accrued salaries, benefits and payroll taxes	45,168	38,553
Accrued insurance and other taxes	32,511	32,265
Income taxes	2,307	3,091
Current maturities of long-term debt	11,389	4,490
Other current liabilities	32,962	34,066

Total Current Liabilities	197,827	192,037

Long-term debt and commercial paper	733,471	797,385
Pension, postretirement and postemployment benefits	101,796	81,650
Noncurrent deferred income taxes	108,496	102,664
Other noncurrent liabilities	33,930	28,632

Total Liabilities	1,175,520	1,202,368

Shareholders’ Equity:
Common stock, $0.01 par value; 100,000,000 shares authorized	488	485
Preferred stock, $0.01 par value; 10,000,000 shares authorized	—	—
Additional paid-in capital	447,153	437,020
Accumulated other comprehensive loss	(7,365)	—
Retained earnings	642,734	584,707

Total Shareholders’ Equity	1,083,010	1,022,212

Total Liabilities and Shareholders’ Equity	$2,258,530	$2,224,580

The notes on pages 14 to 25 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 11

for years ended December 31

(add 000)	2002	2001	2000

Cash Flows from Operating Activities:
Net earnings	$86,305	$105,362	$112,027
Cumulative effect of change in accounting principle	11,510	—	—

Earnings before cumulative effect of change in accounting principle	97,815	105,362	112,027
Adjustments to reconcile earnings to cash provided by operating activities:
Depreciation, depletion and amortization	138,696	154,635	136,373
Other items, net	(23,031)	(12,682)	(2,331)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Deferred income taxes	24,489	14,356	9,457
Accounts receivable, net	(11,227)	(10,532)	18,024
Inventories, net	(14,329)	(7,809)	(33,489)
Accounts payable	(7,531)	8,968	2,372
Other assets and liabilities, net	(1,322)	645	(29,553)

Net Cash Provided by Operating Activities	203,560	252,943	212,880

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(152,680)	(194,386)	(170,805)
Acquisitions, net	(47,970)	(221,772)	(39,327)
Divestitures and other investing activities, net	97,731	45,973	8,326

Net Cash Used for Investing Activities	(102,919)	(370,185)	(201,806)

Cash Flows from Financing Activities:
Repayments of long-term debt	(5,399)	(2,680)	(9,369)
Increase in long-term debt	—	250,078	805
Commercial paper and line of credit, net	(69,287)	(97,518)	12,518
Debt issue costs	—	(2,175)	—
Dividends paid	(28,278)	(26,927)	(25,248)
Issuances of common stock	640	2,621	2,039

Net Cash (Used for) Provided by Financing Activities	(102,324)	123,399	(19,255)

Net (Decrease) Increase in Cash and Cash Equivalents	(1,683)	6,157	(8,181)
Cash and Cash Equivalents (Bank Overdraft), beginning of year	1,379	(4,778)	3,403

(Bank Overdraft) Cash and Cash Equivalents, end of year	$(304)	$1,379	$(4,778)

Supplemental disclosures of cash flow information:
Cash paid for interest	$47,082	$47,478	$42,661
Cash paid for income taxes	$25,355	$42,126	$59,915
Noncash investing and financing activities:
Exchange of quarries	$10,500	$—	$—
Value of common stock issued in connection with acquisitions	$9,718	$77,976	$—
Debt assumed in connection with acquisitions	$7,500	$5,140	$950
Notes receivable issued in connection with divestitures	5,645	$—	$—

Page 12	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

		Additional	Accumulated Other		Total
	Common	Paid-in	Comprehensive	Retained	Shareholders’
(add 000)	Stock	Capital	Loss	Earnings	Equity

Balance at December 31 , 1999	$467	$354,046	$—	$419,493	$774,006
Net earnings	—	—	—	112,027	112,027
Dividends declared ($0.54 a share)	—	—	—	(25,248)	(25,248)
Net stock transactions	1	2,500	—	—	2,501

Balance at December 31, 2000	468	356,546	—	506,272	863,286
Net earnings	—	—	—	105,362	105,362
Dividends declared ($0.56 a share)	—	—	—	(26,927)	(26,927)
Net stock transactions	17	80,474	—	—	80,491

Balance at December 31, 2001	485	437,020	—	584,707	1,022,212
Net earnings	—	—	—	86,305	86,305
Minimum pension liability, net of tax	—	—	(7,365)	—	(7,365)

Comprehensive earnings					78,940
Dividends declared ($0.58 a share)	—	—	—	(28,278)	(28,278)
Net stock transactions	3	10,133	—	—	10,136

Balance at December 31, 2002	$488	$447,153	$(7,365)	$642,734	$1,083,010

      The notes on pages 14 to 25 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 13

Note A: Accounting Policies

Organization. Martin Marietta Materials, Inc. (the “Corporation”), is engaged principally in the construction aggregates business. Aggregates products are used primarily for construction of highways and other infrastructure projects in the United States, and in the domestic commercial and residential construction industries. The Corporation’s aggregates and asphalt products and ready mixed concrete are sold and shipped from a network of approximately 360 quarries, distribution facilities and plants to customers in 32 states, Canada and the Caribbean. Texas, North Carolina, Georgia, Iowa and Arkansas account for approximately 54% of total 2002 net sales. In addition, the Corporation produces magnesia-based chemicals products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers in the steel industry.

Basis of Consolidation. The consolidated financial statements include the accounts of the Corporation and its wholly owned and majority-owned subsidiaries. Partially owned affiliates are accounted for at cost or as equity investments depending on the level of ownership interest or the Corporation’s ability to exercise control over the affiliates’ operations. Intercompany balances and transactions have been eliminated in consolidation.

The Corporation is a minority member of certain limited liability corporations whereby the majority members are paid preferred returns from the profits of the underlying businesses. Generally, the Corporation has an option to purchase the majority members’ interests after the lapse of a specified number of years. One such option was exercised in January 2003 and another option is exercisable beginning after July 1, 2003 for a combined purchase price of $14,456,000.

Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. Such judgments affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition. Substantially all revenues are recognized when finished products are shipped to unaffiliated customers or services have been rendered. Revenues derived from the road paving business are generally recognized using the percentage completion method. Total revenues generally include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery charges billed to customers.

Cash and Cash Equivalents. Cash equivalents are comprised generally of highly liquid instruments with original maturities of three months or less from the date of purchase. Cash and cash equivalents are net of outstanding checks that are funded daily as presented for payment.

Inventories Valuation. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Properties and Depreciation. Property, plant and equipment are stated at cost. The estimated service lives for property, plant and equipment are as follow:

Class of Assets	Range of Service Lives

Buildings	1 to 50 years

Machinery & Equipment	1 to 30 years

Land Improvements	2 to 30 years

Depreciation is computed over estimated service lives, principally by the straight-line method. Depletion of mineral deposits is calculated over estimated recoverable quantities, principally by the units-of-production method.

Repair and Maintenance Costs. Repair and maintenance costs that do not substantially extend the life of the Corporation’s plants and equipment are expensed as incurred.

Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually, as of October 1, for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). An interim review is performed between annual tests if facts or circumstances indicate potential impairment. If an impairment review indicates that the carrying value is impaired, a charge is recorded (see Note B).

Other intangibles represent amounts assigned principally to contractual agreements and are amortized ratably over periods based on related contractual terms. The carrying value of other intangibles is reviewed if facts and circumstances indicate potential impairment. If this review determines that the carrying value is impaired, a charge is recorded.

Page 14	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Derivatives. The Corporation recognizes derivatives as either assets or liabilities in its consolidated balance sheet and measures those instruments at fair value. The Corporation’s derivatives are interest rate swaps, which were entered into in 2002 and represent fair value hedges. The Corporation’s objective for holding these derivatives is to balance its exposure to the fixed and variable interest rate markets. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), these hedges are considered perfectly effective, and no net gain or loss is recorded for changes in fair value of the interest rate swaps or the related debt.

Stock-Based Compensation. The Corporation has stock-based compensation plans for employees and directors, which are described more fully in Note K. The Corporation accounts for those plans under the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations. For options granted under those plans with an exercise price equal to the market value of the stock on the date of grant, no compensation cost is recognized in net earnings as reported in the consolidated statement of earnings. Compensation cost is recognized in net earnings for awards granted under those plans with an exercise price less than the market value of the underlying common stock on the date of grant. Such costs are recognized ratably over the vesting period. The following table illustrates the effect on net earnings and earnings per share if the Corporation had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

years ended December 31
(add 000, except per share)	2002	2001	2000

Net earnings, as reported	$86,305	$105,362	$112,027
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	152	695	698
Deduct: Total stock-based compensation expense determined under fair value for all awards, net of related tax effects	(6,755)	(6,980)	(4,643)

Pro forma net earnings	$79,702	$99,077	$108,082

Earnings per share:
Basic-as reported	$1.77	$2.20	$2.40

Basic-pro forma	$1.64	$2.07	$2.31

Diluted-as reported	$1.77	$2.19	$2.39

Diluted-pro forma	$1.63	$2.06	$2.30

The fair value for these stock-based plans was estimated as of the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions as of December 31:

	2002	2001	2000

Risk-free interest rate	4.00%	4.90%	6.10%
Dividend yield	1.30%	1.20%	1.20%
Volatility factor	31.70%	34.40%	34.10%
Expected life	7 years	7 years	7 years

Based on these assumptions, the weighted-average fair value of each award granted was $12.90, $17.45 and $19.44 for 2002, 2001 and 2000, respectively.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded awards which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected stock price volatility factor. Because awards under the Corporation’s stock-based plans are not traded awards and changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based plans.

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

Comprehensive Earnings. Comprehensive earnings for the Corporation consists of net earnings and, for 2002, the $7,365,000 impact of a minimum pension liability, which is net of a $4,818,000 income tax benefit.

Segment Information. Information concerning business segment data is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 45 and 46.

Earnings Per Common Share. Basic earnings per common share are based on the weighted-average number of common shares outstanding during the year. Diluted earnings per common share are computed assuming that the weighted-average number of common shares are increased by the conversion, using the treasury stock method, of awards to be issued to employees and nonemployee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements. The diluted per-share computations reflect a change in the number of common shares outstanding (the “denominator”) to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. In each year presented, the net earnings available to common shareholders (the “numerator”) is the same for both basic and dilutive per-share computations. The following table sets forth a reconciliation of the denominators for the basic and diluted earnings per share computations for each of the years ended December 31:

(add 000)	2002	2001	2000

Basic Earnings per Common Share:
Weighted-average number of shares	48,727	47,873	46,753

Effect of Dilutive Securities:
Employee and Director awards	131	193	195

Diluted Earnings per Common Share:
Weighted-average number of shares and assumed conversions	48,858	48,066	46,948

Accounting Changes. On January 1, 2002, the Corporation adopted FAS 142 (see Note B).

On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). FAS 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 establishes criteria for the recognition and measurement of an impairment loss for long-lived assets to be held and used and defines classification of continuing and discontinued operations. FAS 144 also requires that assets held for sale be measured at the lower of their carrying amount or fair value less cost to sell. The adoption of FAS 144 had no impact on the Corporation’s net earnings or financial position.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“FAS 148”). FAS 148 provides transition guidance for companies that adopt the fair value method for stock-based employee compensation and has certain disclosure provisions that are effective as of December 31, 2002. Due to the Corporation continuing to apply the intrinsic value provisions of APB 25, the adoption of FAS 148 did not have any impact on its net earnings or financial position.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”). FAS 143 requires recognition of the fair value of a liability representing an asset retirement obligation in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset’s carrying amount. The Corporation incurs reclamation costs as part of its aggregates mining process. For periods ended December 31, 2002, these costs were treated as normal, ongoing operating expenses and expensed generally in the period in which they were incurred. FAS 143 is effective the first quarter of 2003. The analysis of the impact of the adoption of FAS 143 is currently under review by senior management and is subject to change. However, the Corporation expects the cumulative effect of the adoption will not exceed $20 million on a pretax basis.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Obligations Associated with Disposal Activities (“FAS 146”). FAS 146 requires that a liability for a disposal obligation be recognized and measured at its fair value when it is incurred, including severance pay and other obligations. FAS 146 is effective for disposal activities initiated after December 31, 2002. The adoption of FAS 146 is not expected to be material to the Corporation’s net earnings or financial position.

Page 16	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Note B: Intangible Assets

Effective January 1, 2002, the Corporation adopted FAS 142. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, while other intangible assets, which consist primarily of contractual agreements, continue to be amortized over their related contractual terms. Goodwill and indefinite-lived intangibles are required to be tested annually for impairment using fair value measurement techniques prescribed by FAS 142.

Management determined that the reporting units, which represent the level at which goodwill is tested for impairment, are the divisions of the Aggregates segment and the segment’s road paving business. There is no goodwill associated with the Magnesia Specialties segment. In accordance with FAS 142, goodwill for each of the reporting units is tested for impairment by comparing its fair value to its carrying value, which represents step 1 of a required two-step approach. If any reporting unit has a carrying value in excess of its fair value, then step 2 is necessary. Step 2 requires the calculation of the implied fair value of goodwill to be calculated by allocating the fair value of the reporting unit to its tangible and intangible net assets, other than goodwill, similar to the purchase price allocation prescribed under Statement of Financial Accounting Standards No. 141, Business Combinations. The remaining unallocated fair value represents the implied fair value of the goodwill and if the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. If the implied fair value exceeds its carrying amount, there is no impairment.

In 2002, the impairment evaluation was performed as of January 1 for the initial adoption of FAS 142 and as of October 1, which represents the ongoing annual evaluation date. Generally, the fair values of the reporting units were determined using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a 10% discount rate and a 2% terminal growth rate. The fair values for reporting units exceeded the respective carrying values at the January 1 initial adoption evaluation date, with the exception of the road paving business. This business was acquired as supplemental operations to larger acquisitions, does not represent a core business of the Corporation and has incurred operating losses since acquisition. After step 2 was completed for the road paving business, it was determined that all goodwill related to this business was impaired. Consequently, an impairment charge of $11,510,000 was recorded as the cumulative effect of a change in accounting principle. For the October 1 evaluation, all reporting units had fair values in excess of carrying values.

During 2002 and 2001, the Corporation acquired goodwill of $41,325,000 and $218,741,000, respectively, all related to acquisitions in the Aggregates segment. During 2002, the Corporation allocated $21,433,000 of goodwill to divestitures of assets in the Aggregates segment.

The following shows the changes in net goodwill from December 31, 2001 to December 31, 2002:

(add 000)

Balance at December 31, 2001	$571,186
Acquisitions	41,325
Adjustments to purchase price allocations for 2001 acquisitions	(2,119)
Impairment charge	(11,510)
Amounts allocated to divestitures	(21,433)

Balance at December 31, 2002	$577,449

Intangible assets subject to amortization consist of the following at December 31:

(add 000)

	2002

	Gross	Accumulated
	Amount	Amortization	Net Balance

Noncompetition agreements	$35,874	$(18,927)	$16,947
Trade names	8,561	(1,705)	6,856
Supply agreements	900	(540)	360
Use rights and other	13,942	(6,333)	7,609

Total	$59,277	$(27,505)	$31,772

	2001

	Gross	Accumulated
	Amount	Amortization	Net Balance

Noncompetition agreements	$36,838	$(16,906)	$19,932
Trade names	8,625	(1,081)	7,544
Supply agreements	1,663	(1,021)	642
Use rights and other	14,285	(6,621)	7,664

Total	$61,411	$(25,629)	$35,782

At December 31, 2002, the Corporation has water use rights of $200,000 that are deemed to have an indefinite life and are not being amortized.

During 2002 and 2001, the Corporation acquired $2,879,000 and $8,603,000, respectively, of other intangibles that are subject to amortization. The amount and weighted-average amortization periods for each major class of other intangible assets acquired are as follow:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 17

(add 000, except for years)

	2002

		Weighted-Average
	Amount	Amortization Period

Noncompetition agreements	$1,708	6.4 years
Licensing agreements	1,171	6.8 years

Total	$2,879	6.6 years

	2001

		Weighted-Average
	Amount	Amortization Period

Noncompetition agreements	$6,503	5.7 years
Trade names	2,100	7.4 years

Total	$8,603	6.1 years

Total amortization expense for intangible assets for 2002, 2001 and 2000 was $6,102,000, $28,393,000 and $22,612,000, respectively. Goodwill amortization expense was included in 2001 and 2000.

The following presents the estimated amortization expense for intangible assets for each of the next five years and thereafter:

(add 000)

2003	$5,825
2004	4,970
2005	3,773
2006	2,947
2007	1,865
Thereafter	12,392

Total	$31,772

In accordance with FAS 142, effective January 1, 2002, the Corporation discontinued the amortization of goodwill. The following pro forma information presents the results of operations for 2001 and 2000 as if FAS 142 had been adopted on January 1, 2000:

(add 000)	2001	2000

Earnings before taxes on income, as reported	$158,439	$168,821
Goodwill amortization	22,394	16,205

Earnings before taxes on income	180,833	185,026
Income tax expense	56,221	57,932

Net earnings	$124,612	$127,094

Earnings per diluted share	$2.59	$2.71

Note C: Business Combinations and Divestitures

During 2002, the Corporation completed six acquisitions for $47,970,000 plus 244,300 shares of the Corporation’s common stock, valued at the time of the transactions at $9,718,000, plus the assumption of certain liabilities. Additionally, one of the acquisitions was an exchange transaction. The operating results of the acquired entities are included with those of the Corporation from the respective acquisition dates forward.

The Corporation, also in 2002, finalized the purchase price allocation of the thirteen transactions completed in 2001, the most significant of which was Meridian Aggregates Company (“Meridian”). The adjustments to the Meridian transaction included finalizing the values of acquired land and mineral rights, accruals for plant closure costs, a loss contingency under an assumed long-term supply contract and recording deferred taxes. The adjustments to purchase price allocations for 2001 acquisitions decreased goodwill by $2,119,000.

In 2002, the Corporation divested certain operations in the Columbus, Ohio area and the Culpepper and Spotsylvania, Virginia areas and recognized an aggregate gain of $20,023,000 on these two transactions. The Corporation also completed divestitures of certain other small nonstrategic operations during 2002.

As of May 1, 2001, the Corporation completed the sale of certain of its assets related to the Magnesia Specialties refractories business to a subsidiary of Minerals Technologies Inc. for $34,000,000. The Corporation recognized a gain of $8,936,000 on the sale of these assets after the write-down of certain retained refractories assets, including assets at the Magnesia Specialties division’s Manistee, Michigan operating facility, as the facility was repositioned to focus on production of chemicals products. The refractories business contributed $26,774,000 in 2001 and $57,333,000 in 2000 to Magnesia Specialties’ net sales.

Note D: Accounts Receivable, Net

December 31
(add 000)	2002	2001

Customer receivables	$230,098	$215,846
Other current receivables	11,068	6,705

	241,166	222,551
Less allowances	(8,282)	(7,367)

Total	$232,884	$215,184

Page 18	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Note E: Inventories, Net

December 31
(add 000)	2002	2001

Finished products	$212,694	$207,696
Products in process and raw materials	8,967	5,659
Supplies and expendable parts	23,724	23,668

Less allowances	245,385	237,023
	(5,659)	(6,020)

Total	$239,726	$231,003

Note F: Property, Plant and Equipment, Net

December 31
(add 000)	2002	2001

Land and improvements	$262,395	$226,943
Mineral deposits	183,217	192,858
Buildings	79,593	75,212
Machinery and equipment	1,532,204	1,402,965
Construction in progress	89,071	176,444

	2,146,480	2,074,422
Less allowances for depreciation and depletion	(1,078,904)	(992,233)

Total	$1,067,576	$1,082,189

Depreciation and depletion expense was $131,926,000, $125,642,000 and $113,221,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Interest cost of $3,788,000 and $6,040,000 was capitalized during 2002 and 2001, respectively.

At December 31, 2002 and 2001, $79,507,000 and $84,966,000, respectively, of the Corporation’s fixed assets were located in foreign countries, principally the Bahamas.

Note G: Long-Term Debt

December 31
(add 000)	2002	2001

6.875% Notes, due 2011	$249,750	$249,728
5.875% Notes, due 2008	209,143	199,229
6.9% Notes, due 2007	124,971	124,965
7% Debentures, due 2025	124,251	124,238
Commercial Paper, interest rates ranging from 1.50% to 2.30%	20,000	95,000
Line of credit, interest rate of 1.94%	5,713	–
Acquisition notes, interest rates ranging from 3.79% to 9.00%	10,849	7,080
Other notes	183	1,635

Total	744,860	801,875
Less current maturities	(11,389)	(4,490)

Long-term debt	$733,471	$797,385

The 6.875% Notes were offered and sold by the Corporation, through a private offering, in March 2001, at 99.85% of their principal amount of $250,000,000. In July 2001, the Corporation exchanged $249,650,000 of the Notes for publicly registered notes with substantially identical terms. The effective interest rate on these securities is 6.98%. The Notes mature on April 1, 2011.

The 5.875% Notes were offered and sold by the Corporation, through a private placement, in December 1998, at 99.5% of their principal amount of $200,000,000. The Corporation exchanged the Notes for publicly registered notes with substantially identical terms. The effective interest rate on these securities is 6.03%. The Notes mature on December 1, 2008.

During August 1997, the Corporation offered and sold the 6.9% Notes at 99.7% of their principal amount of $125,000,000. The effective interest rate on these securities is 7.00%. The Notes which are publicly traded mature on August 15, 2007.

The 7% Debentures were sold at 99.3% of their principal amount of $125,000,000 in December 1995. The effective interest rate on these securities is 7.12%. The Debentures which are publicly traded mature on December 1, 2025.

These Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. None are redeemable prior to their respective maturity dates.

In May 2002, the Corporation entered into interest rate swap agreements (the “Swaps”) related to $100 million of the Notes due in 2008. The Swaps are with four separate financial institutions, each agreement covering $25 million of the Notes. The Corporation will receive a 5.875% fixed annual interest rate and pay a floating annual rate equal to six-month London Interbank Offer Rate (“LIBOR”) plus an average of 0.235%. The terms of the Swaps and the related Notes match and other necessary conditions of FAS 133 have been met. Therefore, the hedges are considered perfectly effective and qualify for the shortcut method of accounting. The Corporation is required to record the fair value of the Swaps and the corresponding change in the fair value of the related Notes in its consolidated financial statements. At December 31, 2002, the fair value of the Swaps is $9,821,000. A corresponding amount is included in other non-current assets on the consolidated balance sheet.

In 2002 the Corporation amended its five-year revolving credit agreement by increasing the credit facility from $225,000,000 to $275,000,000. Additionally, the Corporation did not renew the 364-day $225,000,000 revolving credit agreement that expired

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 19

in August 2002. The five-year credit agreement, which is syndicated with a group of domestic and foreign commercial banks, expires in August 2006. Borrowings under the credit agreement are unsecured and bear interest, at the Corporation’s option, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of a LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The credit agreement contains restrictive covenants relating to leverage, requirements for limitations on encumbrances and provisions that relate to certain changes in control. The Corporation pays an annual loan commitment fee to the bank group.

The credit agreement supports a $275,000,000 commercial paper program. In 2002, the Corporation reduced the commercial paper program from $450,000,000 to $275,000,000. No borrowings were outstanding under the revolving credit agreement at December 31, 2002. Commercial paper borrowings of $20,000,000 and $95,000,000 were outstanding at December 31, 2002 and 2001, respectively. Such borrowings were classified as long-term debt on the Corporation’s consolidated balance sheet based on management’s ability to maintain this debt outstanding for at least one year.

Excluding commercial paper and the Swaps, the Corporation’s long-term debt maturities for the five years following December 31, 2002, and thereafter are:

(add 000)

2003	$11,389
2004	664
2005	565
2006	770
2007	125,506
Thereafter	576,145

Total	$715,039

Note H: Financial Instruments

In addition to the Swaps and its publicly registered long-term notes and debentures, the Corporation’s financial instruments include temporary cash investments, customer accounts and notes receivable, commercial paper and other borrowings.

Temporary cash investments are placed with creditworthy financial institutions, primarily in Euro-time deposits. The Corporation’s cash equivalents generally have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheet at cost, which approximates fair value.

Customer receivables are due from a large number of customers who are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in the Corporation’s five largest states (see Note A). At December 31, 2002 and 2001, the Corporation had no significant concentrations of credit risk. The estimated fair values of customer receivables approximate their carrying amounts.

The estimated fair value of the Corporation’s publicly registered long-term notes and debentures at December 31, 2002 was approximately $778,203,000 compared with a carrying amount of $708,115,000 on the consolidated balance sheet. The estimated fair value and carrying amount include the fair value of the Swaps. The fair value of this long-term debt was estimated based on quoted market prices for those instruments publicly traded. The estimated fair value of commercial paper and other borrowings approximate their carrying amounts.

Note I: Income Taxes

The components of the Corporation’s tax expense on income are as follow:

years ended December 31
(add 000)	2002	2001	2000

Federal income taxes:
Current	$15,820	$34,553	$42,862
Deferred	22,090	7,366	2,656

Total federal income taxes	37,910	41,919	45,518

State income taxes:
Current	3,455	7,109	9,409
Deferred	4,129	1,809	427

Total state income taxes	7,584	8,918	9,836

Foreign income taxes:
Current	961	2,240	1,440

Total provision	$46,455	$53,077	$56,794

The Corporation’s effective income tax rate varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2002	2001	2000

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(12.5)	(7.4)	(8.3)
State income taxes	3.4	3.7	3.8
Goodwill write-off	3.9	–	–
Goodwill amortization	–	3.2	2.7
Effect of foreign operations	1.8	1.3	0.2
Partnership interest	–	(2.6)	–
Other items	0.6	0.3	0.2

Effective tax rate	32.2%	33.5%	33.6%

Page 20	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The principal components of the Corporation’s deferred tax assets and liabilities at December 31 are as follow:

	Deferred
	Assets (Liabilities)

(add 000)	2002	2001

Property, plant and equipment	$(131,025)	$(133,850)
Goodwill and other intangibles	(6,628)	4,200
Employee benefits	30,296	32,339
Valuation and other reserves	11,113	6,461
Other items, net	4,317	7,882

Total	$(91,927)	$(82,968)

Additionally, the Corporation has a deferred tax asset of $4,818,000 at December 31,2002 related to its minimum pension liability. Deferred tax assets and liabilities related to goodwill and other intangibles, for 2002, reflect the cessation of goodwill amortization for financial reporting purposes pursuant to FAS 142 and the write-off of certain intangible assets for income tax purposes that were previously written off for financial reporting purposes.

Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared to the straight-line method for financial reporting purposes. Deferred tax assets for employee benefits result from the timing differences of the deductions for pension and postretirement obligations. For financial reporting purposes, such amounts are expensed in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). For income tax purposes, such amounts are deductible as funded.

The Corporation does not believe a valuation allowance is required at December 31, 2002 or 2001.

Note J: Retirement Plans, Postretirement and Postemployment Benefits

Defined Benefit Plans. The Corporation sponsors defined benefit retirement plans which cover substantially all employees. The assets of the Corporation’s retirement plans are held in the Corporation’s Master Retirement Trust and are invested in listed stocks, bonds and cash equivalents. Defined benefit retirement plans for salaried employees provide benefits based on each employee’s years of service and average compensation for a specified period of time before retirement. Defined benefit retirement plans for hourly employees generally provide benefits of stated amounts for specified periods of service.

The Corporation sponsors a Supplemental Excess Retirement Plan (“SERP”) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP provides for a lump sum payment of vested benefits provided by the SERP unless the participant chooses to receive the benefits in the same manner that benefits are paid under the Corporation’s defined benefit retirement plans.

The Corporation’s defined benefit pension plans comply with three principal standards: the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements; FAS 87; and Statement of Financial Accounting Standards No. 132, Employers’ Disclosures About Pensions and Other Postretirement Benefits, which establish rules for financial reporting. FAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.

The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)	2002	2001	2000

Components of net periodic benefit cost:
Service cost	$9,352	$8,284	$6,764
Interest cost	13,463	11,950	10,973
Expected return on assets	(12,826)	(14,114)	(14,886)
Amortization of:
Prior service cost	617	617	571
Actuarial loss (gain)	48	(1,006)	(3,005)
Transition asset	(14)	(357)	(357)

Net periodic benefit cost	10,640	5,374	60
Curtailment gain	–	(1,472)	–

Total net periodic benefit cost	$10,640	$3,902	$60

Weighted-average assumptions used as of December 31 are:

	2002	2001

Discount rate	6.75%	7.25%
Rate of increase in future compensation levels	5.00%	5.00%
Expected long-term rate of return on assets	8.25%	9.00%

These assumptions are used to calculate the succeeding year’s pension expense. The expected long-term rate of return on assets at December 31, 2002 is net of investment charges. For the periods ended December 31, 2002 and 2001, pension expense was calculated assuming a 9.00% expected return on assets and a reserve for investment charges which resulted in a net expected return of 8.25%.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 21

The following tables set forth the defined benefit plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheet as of:

years ended December 31
(add 000)	2002	2001

Change in benefit obligation:
Net benefit obligation at beginning of year	$174,627	$154,015
Service cost	9,352	8,284
Interest cost	13,463	11,950
Actuarial loss	18,610	9,714
Plan amendments	(55)	850
Curtailment	–	(1,600)
Gross benefits paid	(8,485)	(8,586)

Net benefit obligation at end of year	$207,512	$174,627

years ended December 31
(add 000)	2002	2001

Change in plan assets:
Fair value of plan assets at beginning of year	$147,094	$160,602
Actual return on plan assets, net	(12,565)	(5,184)
Employer contributions	47	262
Gross benefits paid	(8,485)	(8,586)

Fair value of plan assets at end of year	$126,091	$147,094

December 31
(add 000)	2002	2001

Funded status of the plan at end of year	$(81,421)	$(27,533)
Unrecognized net actuarial loss (gain)	42,959	(1,025)
Unrecognized prior service cost	3,602	4,275
Unrecognized net transition asset	(19)	(33)
Minimum pension liability	(15,767)	–

Accrued benefit cost	$(50,646)	$(24,316)

December 31
(add 000)	2002	2001

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	$186	$157
Accrued benefit cost	(35,065)	(24,473)
Accrued minimum pension liability	(15,767)	–

Net amount recognized at end of year	$(50,646)	$(24,316)

The Corporation recorded an intangible asset of $3,584,000 and accumulated other comprehensive loss of $7,365,000 at December 31, 2002 related to the minimum pension liability. The intangible asset is included in other noncurrent assets.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $207,100,000, $176,416,000 and $125,586,000, respectively, at December 31, 2002, and $21,477,000, $19,145,000 and $13,015,000, respectively, as of December 31, 2001.

The Corporation realized a $1,600,000 reduction in the year-ended December 31, 2001 net benefit obligation, as a result of the elimination of future service related to the refractories employees of Magnesia Specialties. After immediate recognition of unrecognized prior service costs related to these employees, a curtailment gain of $1,472,000 was recorded through other income and expenses, net, as a part of the gain on the sale of refractories business.

Postretirement Benefits. The Corporation provides other postretirement benefits for certain employees including medical benefits for retirees and their spouses (and Medicare Part B reimbursement) and retiree life insurance. The net periodic postretirement benefit cost of postretirement plans included the following components:

years ended December 31
(add 000)	2002	2001	2000

Components of net periodic benefit cost:
Service cost	$675	$791	$1,144
Interest cost	3,582	4,203	3,886
Amortization of:
Prior service cost	(569)	(483)	(394)
Actuarial gain	(263)	(112)	(482)

Net periodic benefit cost	3,425	4,399	4,154
Curtailment charge	–	115	–
Settlement gain	–	(471)	–

Total net periodic benefit cost	$3,425	$4,043	$4,154

The postretirement health care plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheet are as follow:

years ended December 31
(add 000)	2002	2001

Change in benefit obligation:
Net benefit obligation at beginning of year	$58,649	$55,279
Service cost	675	791
Interest cost	3,582	4,203
Participants’ contributions	384	300
Plan amendments	—	(2,156)
Settlement	—	(386)
Actuarial loss	4,015	4,023
Gross benefits paid	(3,935)	(3,405)

Net benefit obligation at end of year	$63,370	$58,649

Page 22	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

years ended December 31
(add 000)	2002	2001

Change in plan assets:
Fair value of plan assets at beginning of year	$0	$0
Employer contributions	3,551	3,105
Participants’ contributions	384	300
Gross benefits paid	(3,935)	(3,405)

Fair value of plan assets at end of year	$0	$0

December 31
(add 000)	2002	2001

Funded status of the plan at end of year	$(63,370)	$(58,649)
Unrecognized net actuarial loss	5,756	1,550
Unrecognized prior service cost	(6,753)	(7,314)

Accrued benefit cost	$(64,367)	$(64,413)

December 31
(add 000)	2002	2001

Amounts recognized in the consolidated balance sheet consist of:
Accrued benefit cost	$(64,367)	$(64,413)

Net amount recognized at end of year	$(64,367)	$(64,413)

The weighted average discount rate assumption was 6.75% and 7.25% at December 31, 2002 and 2001, respectively. This assumption is used to calculate the succeeding year’s postretirement expense.

The assumed trend rate for health care inflation used in measuring the net periodic benefit cost and benefit obligation is 12.0% for 2002, declining to 5.0% in 2010 and remaining at that level thereafter. The assumed health care trend rate has a significant impact on the amounts reported. A one-percentage point change in the assumed health care trend rate would have the following effects at December 31, 2002:

	One Percentage Point

(add 000)	Increase	(Decrease)

Total service and interest cost components	$277	$(241)
Postretirement benefit obligation	$5,381	$(4,589)

The curtailment charge and settlement gain in 2001 relate to sale of the refractories business (see Note C).

Defined Contribution Plans. The Corporation maintains three defined contribution plans which cover substantially all employees. These plans, intended to be qualified under Section 401 (a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $4,705,000 in 2002, $4,846,000 in 2001 and $3,695,000 in 2000.

Postemployment Benefits. The Corporation provides certain benefits to former or inactive employees after employment but before retirement, such as workers’ compensation and disability benefits. The Corporation has accrued postemployment benefits of $1,577,000 at each of December 31, 2002 and 2001.

Note K: Stock Options and Award Plans

The shareholders approved, on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan (the “Plan”), as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). In connection with the Plans, the Corporation is authorized to repurchase up to 6,007,000 shares of the Corporation’s common stock for issuance under the Plans.

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

Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Corporation’s common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive stock plan at certain minimum levels. Participants earn the right to acquire their respective shares at the discounted value generally at the end of a 35-month period of additional employment from the date of award or at retirement at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period, with the exception of dividends which are paid on the units during the vesting period.

In 2001, the Corporation granted restricted stock awards under the Plans to a group of executive officers and key personnel. Certain restricted stock awards are based on specific common

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 23

stock performance criteria over a specified period of time. In addition, certain awards were granted to individuals to encourage retention and promote long-term growth and performance. These awards generally vest if the executive is continuously employed on December 1 in the year that is immediately preceding three or five years from the date of grant.

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

	Number of Shares
			Weighted-
	Available	Awards	Average
	for Grant	Outstanding	Exercise Price

December 31, 1999	4,232,292	1,474,128	$38.15
Granted	(507,898)	507,898	$45.50
Exercised	—	(74,202)	$28.04
Terminated	17,931	(17,931)	$45.98

December 31, 2000	3,742,325	1,889,893	$40.44
Granted	(624,326)	624,326	$38.81
Exercised	—	(89,107)	$29.54
Terminated	10,289	(10,289)	$44.35

December 31, 2001	3,128,288	2,414,823	$40.41
Granted	(590,452)	590,452	$36.46
Exercised	—	(60,815)	$31.39
Terminated	58,240	(58,240)	$44.61

December 31, 2002	2,596,076	2,886,220	$39.71

Exercise prices for awards outstanding as of December 31, 2002, ranged from $0.00 to $63.44. The weighted-average remaining contractual life of those awards is 6.8 years. Approximately 1,778,000, 1,347,000 and 997,000 outstanding awards were exercisable at December 31, 2002, 2001 and 2000, respectively. The weighted-average exercise price of outstanding exercisable awards at December 31, 2002 is $40.79.

The following table summarizes information for awards outstanding and exercisable at December 31, 2002.

Awards Outstanding

		Weighted-Average	Weighted-Average
Range of	Number of	Remaining	Exercise
Prices	Shares	Life	Price

$0.00	56,254	2.0	$0.00
$20.00-$24.25	307,252	2.7	$22.24
$32.37-$48.75	2,498,714	7.4	$42.58
$51.50-$63.44	24,000	6.8	$57.47

Awards Exercisable

		Weighted-Average	Weighted-Average
Range of	Number of	Remaining	Exercise
Prices	Shares	Life	Price

$20.00-$24.25	307,252	2.7	$22.24
$32.37-$48.75	1,446,359	6.4	$44.46
$51.50-$63.44	24,000	6.8	$57.47

In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock are reserved for grant. Stock units potentially representing 50,804 shares of the Corporation’s common stock were granted under this plan in 2000. Based on the performance of the Corporation’s common stock, the Corporation issued 9,207 shares of common stock in January 2003, representing stock awards granted in 2000. Further, the Corporation did not issue any shares of common stock in 2002 in connection with awards granted in 1999. No additional awards have been granted under this plan after 2000.

Also, the Corporation adopted the Amended and Restated Common Stock Purchase Plan for Directors, which provides non-employee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 100,000 shares of common stock are reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 14,080, 9,731 and 4,699 shares of the Corporation’s common stock under this plan during 2002, 2001 and 2000, respectively.

Note L: Leases

Total lease expense for all operating leases was $53,950,000, $43,803,000 and $31,109,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. Total royalties, principally for leased properties, were $31,155,000, $29,087,000 and $22,460,000 for the

Page 24	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

years ended December 31, 2002, 2001 and 2000, respectively. Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2002 are as follow:

(add 000)

2003	$28,164
2004	24,884
2005	23,051
2006	20,694
2007	19,753
Thereafter	55,388

Total	$171,934

Note M: Shareholders’ Equity

The authorized capital structure of the Corporation includes 10,000,000 shares of preferred stock with par value of $0.01 a share, none of which is issued currently; however, 100,000 shares of Class A Preferred Stock have been reserved in connection with the Corporation’s Shareholders Rights Plan. In addition, the capital structure includes 100,000,000 shares of common stock, with a par value of $0.01 a share. As of December 31, 2002 and 2001, there were approximately 48,842,000 and 48,549,000 shares, respectively, of the Corporation’s common stock issued and outstanding. Approximately 5,790,000 common shares have been reserved for issuance under benefit and stock-based incentive plans. At December 31, 2002, there were 1,286 and 1,351, respectively, shareholders of record.

The Board has authorized the repurchase of approximately 7,000,000 shares of the Corporation’s common stock for issuance under various stock-based compensation and common stock purchase plans. There were no shares repurchased in the three years ended December 31, 2002.

The Corporation issued 244,300 and 1,684,400 shares of common stock for acquisitions in 2002 and 2001, respectively.

Note N: Commitments and Contingencies

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters (see Note A), will have a material adverse effect on the results of the Corporation’s operations or on its financial position.

Environmental Matters. The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation’s operations, may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation’s operations, and such permits are subject to modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Corporation’s businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Corporation in the future.

The Corporation currently has no material provisions for estimated costs recorded in connection with expected remediation costs or other environmental-related expenditures because it is extremely speculative to quantify the impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, effective January 1, 2003, the Corporation will adopt FAS 143 (see Note A).

Insurance Reserves and Letters of Credit. The Corporation has insurance coverage for workers’ compensation, automobile liability and general liability claims with deductibles ranging from $250,000 to $1,500,000. The Corporation is also self-insured for health claims. At December 31, 2002 and 2001, reserves of approximately $25,200,000 were recorded for all such insurance claims. In connection with these workers’ compensation and automobile and general liability insurance deductibles, the Corporation has entered into standby letter of credit agreements of $17,250,000 at December 31, 2002.

Surety Bonds. In the normal course of business, the Corporation is contingently liable for $155,140,000 in surety bonds required by certain states and municipalities, and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Three of these bonds, totaling $56,645,000, or 37% of all outstanding surety bonds, relate to specific performance for road construction projects currently underway.

Employees. Approximately 11% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. One of the labor union contracts, which covers approximately 1% of the Corporation’s employees, expires in August 2003.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 25

Martin Marietta Materials, Inc. (the “Corporation”), is the nation’s second largest producer of construction aggregates and a leading producer of magnesia-based chemicals. The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 9 through 25.

Business Combinations and Divestitures

During 2002, the Corporation completed six acquisitions for a combined $48.0 million in cash and 244,300 shares of the Corporation’s common stock, valued at the time of the acquisitions at $9.7 million, plus the assumption of certain liabilities including debt of $7.5 million. Additionally, one of the acquisitions was an exchange transaction. The Corporation also finalized the purchase price allocation of the thirteen transactions completed in 2001, the most significant of which was Meridian Aggregates Company (“Meridian”). The adjustments to the Meridian transaction included finalizing the values of acquired land and mineral rights, accruals for plant closure costs, a loss contingency under an assumed long-term supply contract and recording deferred taxes. The adjustments to purchase price allocations for 2001 acquisitions decreased goodwill by $2.1 million.

The Corporation also continued its planned divestiture of nonstrategic operations during 2002. These divestitures included six quarries in the Columbus, Ohio area; two quarries in Fredericksburg and Culpepper, Virginia; nine small locations in Southern Iowa; and a ready mixed concrete plant in Oklahoma, among other small divestitures. The Corporation will continue to evaluate opportunities to divest nonstrategic, underperforming assets during 2003 in an effort to redeploy capital to enhance future financial returns.

Goodwill represents the excess of the purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). If this review indicates that the goodwill is impaired, a charge is recorded. During 2002, in connection with the adoption of FAS 142, the Corporation recorded an impairment charge of $11.5 million as the cumulative effect of a change in accounting principle (see Note B to the audited consolidated financial statements on pages 17 and 18 and “Application of Critical Accounting Policies” on pages 26 through 31). Goodwill is as follows at December 31:

			% of
	Goodwill (in	% of Total	Shareholders'
	millions)	Assets	Equity

2002	$577.4	25.6%	53.3%
2001	$571.2	25.7%	55.9%

Application of Critical Accounting Policies

The Corporation’s audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. These estimates require management’s subjective and complex judgments and amounts reported in the Corporation’s consolidated financial statements could differ materially if management had used different assumptions in making these estimates. Further, actual results could differ from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Corporation’s Audit Committee.

Management’s determination of the critical nature of accounting estimates and judgments may change from time to time dependent on facts and circumstances that management cannot currently predict. In 2003, estimates and judgments related to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”), are expected to be a critical accounting policy (see Note A to the audited consolidated financial statements on pages 14 through 16 and “New Accounting Standards” on pages 49 and 50).

Sensitivity analysis is provided to enhance the reader’s understanding of these critical accounting policies and is not intended to be indicative of management’s judgment of materiality.

Impairment Review of Intangible Assets — Selection of Assumptions. Effective January 1, 2002, the Corporation adopted FAS 142. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, while other intangible assets, which consist primarily of contractual agreements, continue to be amortized over their related contractual terms. Goodwill and indefinite-lived intangibles are required to be tested annually for impairment using fair value measurement techniques prescribed by FAS 142 including present value of discounted cash flow techniques. The impairment evaluation of

Page 26	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

intangible assets is a critical accounting estimate because goodwill represents 53.3% of the Corporation’s total shareholders’ equity at December 31, 2002, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations.

Management determined that the reporting units, which represent the level at which goodwill is tested for impairment under FAS 142, were the divisions of the Aggregates segment and the segment’s road paving business. During 2002, the Corporation was managed through eight geographic divisions with plants and distribution yards as follow:

•	Carolina, which includes North Carolina;

•	Central, which includes quarry operations and distribution yards along the Mississippi River system and Gulf Coast and offshore quarry operations in the Bahamas and Nova Scotia;

•	Meridian, which includes Nevada, Washington and California;

•	MidAmerica, which includes Indiana and Ohio;

•	Mideast, which includes Virginia, West Virginia and Maryland;

•	Midwest, which includes Iowa, Kansas, Nebraska, Missouri, Wyoming, Wisconsin and Minnesota;

•	Southeast, which includes Georgia, Alabama, South Carolina, Tennessee, Florida and Mississippi; and

•	Southwest, which includes Texas, Oklahoma, Arkansas and Louisiana.

In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”), disclosures for the eight divisions are consolidated for financial reporting purposes as they meet the aggregation criteria. The road paving business was acquired as complementary operations to aggregates and asphalt acquisition opportunities and is currently reported through the Southwest Division. These operations have not been integrated into the core aggregates business and have had limited growth. There is no goodwill associated with the Magnesia Specialties segment. Any impact on reporting units resulting from organizational changes made by management are generally reflected in the succeeding evaluation.

Goodwill for each of the reporting units was tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents step 1 of a required two-step approach required by FAS 142. A step 1 failure, a reporting unit with a carrying value in excess of its fair value, leads to a step 2 evaluation. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible net assets, other than goodwill, similar to the purchase price allocation prescribed under Statement of Financial Accounting Standards No. 141, Business Combinations. The remaining unallocated fair value represents the implied fair value of the goodwill. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment.

In 2002, the impairment evaluation was performed as of January 1 for the initial adoption of FAS 142 and as of October 1, which represents the ongoing annual evaluation date. Generally, the fair values of the reporting units were determined using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a 10% discount rate and a 2% terminal growth rate. The fair values for reporting units exceeded the respective carrying values at the January 1 initial adoption evaluation date, with the exception of the road paving business. Step 2 was completed for the road paving business and it was determined that all goodwill related to this business was impaired. Consequently, an impairment charge of $11.5 million was recorded as the cumulative effect of a change in accounting principle. For the October 1 evaluation, all reporting units had fair values in excess of carrying values.

The term of the discounted cash flow model is a significant factor in determining the fair value of the reporting units. A 15-year term was selected based on management’s judgment and was supported by quantitative factors including the Corporation’s strong financial position, long history of earnings growth and the remaining life of underlying mineral reserves, currently estimated at over 60 years at current production rates. Additional consideration was given to qualitative factors, including the Corporation’s industry leadership position and the lack of obsolescence risks related to the Aggregates division.

Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were consistent with the five-year operating plan prepared by management and approved by the Board of Directors. The succeeding ten years (2007 to 2016) of profitability were estimated using assumptions for price, cost and volume increases. Future price and cost assumptions were

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 27

selected based on a review of these trends during the fifteen-year period ended 2001. Volume increases were capped when shipments reached the current production capacity, although additional capacity can be gained through increases in operating hours and capital infusion. Capital requirements for 2007 to 2016 were estimated based on expected recapitalization needs of the reporting units.

The assumed discount rate was selected based on the Corporation’s weighted-average cost of capital (“WACC”). The WACC was calculated using four different techniques, producing a range of 8% to 11%. A capital asset pricing model, which calculated a WACC of 10%, was the selected methodology.

Recent historical data would support a terminal growth rate in the range of 3% to 4%, however, management selected a rate of 2% to better match the Corporation’s enterprise value at the time of the evaluation.

Price, cost and volume increases, profitability of acquired operations, efficiency improvements, the discount rate and the terminal growth rate are significant assumptions in performing the impairment test. These assumptions are interdependent and have a significant impact on the results of the test. For example, changes in certain of these assumptions would have the following effect as of the October 1 evaluation:

•	An increase in the discount rate to 11% would have resulted in the Meridian, MidAmerica, Mideast and Southwest Divisions failing step 1.

•	A decrease in the terminal growth rate to 1% would have resulted in the Mideast Division failing step 1.

The failure of step 1 does not necessarily result in an impairment charge. Rather, it requires step 2 to be completed. The completion of step 2 would determine the amount, if any, of the impairment charge. Possible impairment charges under these various scenarios were not calculated.

Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared to forecasts, the results of future FAS 142 evaluations could be negatively affected. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation term, discount rate or growth rate for the 2003 evaluation.

Pension Expense — Selection of Assumptions. The Corporation sponsors noncontributory defined benefit retirement plans which cover substantially all employees. These benefit plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). In accordance with FAS 87, annual pension expense consists of several components:

•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.

•	Interest Cost, which represents the accretion cost on the liability that has been discounted back to its present value.

•	Expected Return on Assets, which represents the expected investment return on pension fund assets.

•	Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are not recognized immediately, but over time in accordance with FAS 87. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2002, the net unrecognized actuarial loss and unrecognized prior service cost were $43.0 million and $3.6 million, respectively (see Note J to the audited consolidated financial statements on pages 21 through 23). Assuming the December 31, 2002 projected benefit obligation, the amortization of these amounts will increase annual pension expense by approximately $2 million, which is included in the estimated 2003 annual pension expense.

The components are calculated annually to determine the pension expense that is reflected in the Corporation’s results of operations.

The selection of assumptions related to the annual pension expense is a critical accounting estimate due to the high degree of volatility in the expense dependent on selected assumptions. The key assumptions are as follow:

•	The discount rate is the rate used to present value the pension obligation and represents the current rate at which the pension obligations could be effectively settled.

•	The rate of increase in future compensation levels is used to project the pay-related pension benefit formula and should estimate actual future compensation levels.

Page 28	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

•	The expected long-term rate of return on pension fund assets is used to estimate future asset returns and should reflect the average rate of long-term earnings on assets already invested.

Management’s selection of the discount rate is based on the current rate of return for high quality, fixed-income investments. The recent decline in the interest rate on high-quality corporate bonds has resulted in a lower discount rate in 2002 and higher pension expense. Of the three key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense.

Management’s selection of the expected long-term rate of return on pension fund assets is generally based on both the current rates of return and the rates of return expected to be available for reinvestment. Given that these returns are long-term, there are generally not significant fluctuations from year to year. A higher expected rate of return will result in a lower pension expense.

Assumptions are selected on December 31 for the succeeding year’s expense. For the 2002 pension expense, the assumptions selected at December 31, 2001, were as follow:

Discount rate	7.25%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	9.00%

Using these assumptions, the 2002 pension expense was $10.6 million. A change in the assumptions would have had the following impact on the 2002 expense:

•	A change of 25 basis points in the discount rate would have changed 2002 expense by approximately $0.5 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2002 expense by approximately $0.4 million.

For the 2003 pension expense, the assumptions selected at December 31, 2002, were as follow:

Discount rate	6.75%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%

Using these assumptions, the 2003 pension expense is expected to be approximately $17 million based on current demographics of the plans. Changes in the underlying assumptions would have the following impact on the 2003 expense:

•	A change of 25 basis points in the discount rate would change the 2003 expense by approximately $1.0 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2003 expense by approximately $0.3 million.

The current recessionary economy and its impact on actual returns on assets has resulted in the Corporation’s pension plans being underfunded by $81.4 million at December 31, 2002 (see Note J to the audited consolidated financial statements on pages 21 through 23). Although an underfunded plan indicates a need for cash contributions, the Employee Retirement Income Security Act of 1974 (“ERISA”), and more recently, Congressional changes in the timing and calculation of pension plan funding generally allow companies several years to make the required contributions. During this period, improvements in actual returns on assets may decrease or eliminate the need for cash contributions. The Corporation will be required to make pension plan cash contributions of approximately $11.1 million in 2003. However, the Corporation may make additional contributions of approximately $10 million during 2003. Further, the underfunded pension plans have resulted in the recording of a minimum pension liability at December 31, 2002. This liability required a direct charge of $7.4 million to shareholders’ equity and is classified as other comprehensive loss.

Estimated Effective Income Tax Rate. The Corporation uses the liability method to determine its provision for income taxes as outlined in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of book versus tax basis differences using statutory income tax rates and management’s judgment with respect to any valuation allowances on deferred tax assets. The result is management’s estimate of the annual effective tax rate (the “ETR”).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 29

Income for tax purposes is determined through the application of the rules and regulations under the Internal Revenue Code and under the statutes of various state and local tax jurisdictions. As prescribed by these various regulations, as well as generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting purposes and income tax purposes is not always the same. Therefore, there are always differences between the Corporation’s pretax income for financial reporting purposes and the amount of taxable income for income tax purposes which are either temporary or permanent, depending on the nature of the differences.

Temporary differences reflect revenues or expenses that are recognized for financial reporting income in one period and taxable income in a different period. Temporary differences create differences between the book and tax basis of assets which give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences exist, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense, as reported on the Corporation’s consolidated statement of earnings, is not affected by temporary differences. For example, accelerated methods of depreciating machinery and equipment are often used for income tax purposes as compared to the straight-line method used for financial reporting purposes. Initially, the straight-line method will provide a higher income tax expense for financial reporting purposes, with the difference between this method and the accelerated method resulting in the establishment of a deferred tax liability.

The Corporation’s estimated ETR reflects adjustments to financial reporting income for permanent differences. Permanent differences reflect revenues or expenses that are recognized in determining either financial reporting income or taxable income, but not both. An example of a material permanent difference that affects the Corporation’s estimated ETR is depletion in excess of basis for mineral reserves. For income tax purposes, the depletion deduction is calculated as a percent of sales, subject to certain limitations. As a result, the Corporation may continue to claim depletion deductions exceeding the basis of the mineral reserves. For book purposes, the depletion expense ceases once the value of the mineral reserves is fully amortized. The continuing depletion for tax purposes is treated as a permanent difference. Permanent differences either increase or decrease income tax expense with no offset in deferred tax liability, thereby affecting the effective tax rate.

Percentage depletion allowances are the single largest permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates, namely sales and profitability by tax unit, which compounds the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings.

Each quarter, management updates the estimated ETR for the current year based on events that occur during the quarter. Examples of such events include, but are not limited to, changing forecasts of annual sales and related earnings, purchases and sales of business units, product mix subject to different percentage depletion rates and finalizing and filing income tax returns for the previous year. During 2002, the estimated ETR was changed primarily by the sale of certain locations in the Columbus, Ohio area in the second quarter; the filing of the 2001 federal income tax return, which trued-up prior estimates of permanent and temporary differences in the third quarter; and the actual reported annual sales and related earnings and the final estimate of permanent differences in the fourth quarter.

To calculate the estimated ETR for any year, management uses actual information where practicable. Certain permanent and temporary differences are calculated prior to filing the income tax returns. However, certain amounts, including deductions for percentage depletion allowances, are estimated at the time of the provision. After estimating amounts that management considers reasonable under the circumstances, a provision for income taxes is recorded. For 2002, an estimated ETR of 32.2% was used to calculate the provision for income taxes.

When the Corporation’s income tax returns are filed in the succeeding year, typically in the third quarter, a return-to-provision adjustment is calculated and recorded. This adjustment represents the difference between the income tax provision included for financial reporting purposes and the actual income tax expense based on the income tax returns as filed. However, all income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. These examinations could result in adjustments to income tax expense. The Corporation’s tax years subject to examination are 1999 through 2002.

Page 30	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect the 2002 tax provision expense by $1.4 million.

Fixed Assets — Selection of Useful Lives. The selection of useful lives for the Corporation’s fixed assets as a critical accounting estimate is due to net fixed assets representing 47.3% of total assets at December 31, 2002. Service lives of the assets can vary depending on factors including production levels and portability. Additionally, inclement weather can reduce the service life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.

Business Combinations — Purchase Price Allocation. The Corporation has accounted for all of its acquisitions under the purchase method of accounting. The Corporation allocates the purchase price to tangible assets based on internal and third-party appraisals to determine estimated fair value. Typically, assumed liabilities in the Corporation’s business combinations are of a working capital nature and are recorded at fair value. The purchase price allocation is finalized the year following the purchase as estimated values are adjusted to reflect final valuation results and assumed preacquisition contingencies are evaluated. Adjustments from preliminary to final purchase price allocations have not been material to the Corporation’s financial position.

The excess of the purchase price over the fair value of the tangible net assets acquired is generally allocated to identifiable intangible assets, namely noncompete, consulting, supply and trade name agreements, or to goodwill. The identifiable intangible assets are amortized over contractually-specified periods. Goodwill was amortized over a 10-to-30 year period on a straight-line basis prior to adoption of the nonamortization provision of FAS 142.

Inventory Standards. The Corporation values its inventories under the first-in, first-out methodology, using standard costs that are updated annually during the fourth quarter. For quarries, the standards are developed using production costs for the preceding twelve-month period, in addition to complying with the principle of lower of cost or market. For sales yards, in addition to production costs, the standards include a freight component for the cost of transporting the inventory from a quarry to the sales yard and materials handling costs. Generally, unusual costs are expensed as deemed appropriate by management and are not capitalized as part of inventory costs. These standards are generally used to determine inventory values for the succeeding year.

In periods in which production costs have changed significantly from the prior period, the updating of standards can have a significant impact on the Corporation’s operating results.

Results of Operations

The Corporation’s Aggregates division’s business is characterized by a high level of dependence on construction-sector spending, and the Magnesia Specialties’ product lines, particularly dolomitic lime products, are used principally within the steel industry. Therefore, the Corporation’s operating results are highly dependent upon activity within the construction and steel-related marketplaces, both of which are subject to interest rate fluctuations and economic cycles within the public and private business sectors. Factors, such as seasonal and other weather-related conditions, also affect the Aggregates division’s production schedules and levels of profitability. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates division generated over 95% of net sales and over 97% of the operating earnings during 2002. The following comparative analysis and discussion should be read in that context. The comparative analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales, which exclude freight and delivery revenues and costs billed to customers, and is consistent with the basis by which management reviews the Corporation’s operating results.

The Corporation’s consolidated net sales of $1.497 billion in 2002 represent a decrease of $8.6 million, or 1%, as compared to 2001 net sales of $1.506 billion. The 2000 consolidated net sales were $1.333 billion. Consolidated earnings from operations were $174.7 million in 2002 and $197.2 million in 2001, reflecting a decrease of $22.6 million, or 11%, in 2002 and a decrease of $5.2 million, or 3%, in 2001, both as compared to the prior year. The Corporation’s 2000 consolidated operating earnings were $202.5 million. 2001 and 2000 earnings from operations include goodwill amortization expense of $22.4 million and $16.2 million, respectively. Other income and expenses, net, was income of $13.6 million, $8.0 million and $8.2 million in 2002, 2001 and 2000, respectively. Interest expense was $44.0 million, $46.8 million and $41.9 million in 2002, 2001 and 2000, respectively. The Corporation’s 2002 net earnings of $97.8 million, or $2.00 per diluted share, which excludes the $0.23 per diluted share loss for the cumulative effect of adopt-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 31

ing FAS 142 and the resulting write-off of goodwill related to the road paving business, decreased 7% compared with 2001 net earnings of $105.4 million, or $2.19 per diluted share. The 2001 net earnings were 6% lower than 2000 net earnings of $112.0 million, or $2.39 per diluted share.

In 2002, aggregates shipments decreased 2% to 188.6 million tons. Shipments for 2002 were negatively affected by the current recessionary economic environment. Commercial construction declined significantly as a result of reduced economic activity, workforce reductions and increased vacancy rates for commercial building space. This decline was partially offset by increases in public-works and residential construction spending. The following table presents shipments for 2002 and 2001. Heritage aggregates operations exclude acquisitions that have not been included in both 2002 and 2001 operations for a full fiscal year. Divestitures represent tons related to divested operations up to the date of divestiture.

Shipments (thousands of tons)	2002	2001

Heritage Aggregates Operations	151,213	155,326
Acquisitions (2002 and 2001)	34,494	25,128
Divestitures	2,880	11,272

Aggregates Division	188,587	191,726

In 2001, total aggregates shipments increased 16% while heritage aggregates shipments increased 1%, both compared to the prior year.

Heritage price increases of 2.4% and 2.6% in 2002 and 2001, respectively, were negatively affected by the recessionary economy and are lower than the five years ended December 31, 2002 average 3.6% annual heritage price increase. The pricing structure in acquired operations generally reflects lower overall average net selling prices, principally because of differences in product groups, production costs, demand and competitive conditions, when compared with product sales from the Corporation’s heritage aggregates operations.

	2002	2001

Heritage Aggregates Operations	2.4%	2.6%
Aggregates Division	2.8%	1.0%

For purposes of determining heritage sales price increases, the percentage change for the year is calculated using the then heritage aggregates prices.

The following presents average sales price percentage increases from the prior year for aggregates products:

Net Sales (in millions)	Aggregates	Magnesia Specialties	Total

2002	$1,423	$74	$1,497
2001	$1,406	$100	$1,506
2000	$1,203	$130	$1,333
1999	$1,126	$133	$1,259
1998	$921	$137	$1,058

Gross margin decreased to 19.7% in 2002 as compared to 20.6% in 2001. In addition to the previously discussed recessionary economy, shipments were negatively affected by wet weather, particularly in the Southeastern United States and Texas. In response to the declining demand, inventory control measures were implemented to better match production with shipment levels. Reduced shipment and production levels, particularly in the fourth quarter, resulted in higher costs from the underabsorption of fixed production costs. Further, gross margin was also affected by winter losses incurred during the first quarter of 2002 at certain locations acquired in 2001, particularly Meridian which was acquired in April 2001. Repair and maintenance costs at newly acquired locations are generally higher-than-normal as equipment is upgraded to better meet the Corporation’s operational and safety standards. The Corporation sold certain operations, particularly in the Columbus, Ohio area in May 2002, which incurred typical winter losses prior to the divestiture with no offsetting later seasonal earnings. Start-up costs at the Bahamas facility were higher-than-anticipated subsequent to the recent completion of the new plant and ship-loading system. These factors were partially offset by the nonamortization of goodwill and strong performance in the asphalt and ready mixed concrete operations. The improvement in the asphalt business gross profit was due in part to higher sales and lower energy-related costs, principally liquid asphalt and natural gas.

Selling, general and administrative expenses increased as compared to 2001, in addition to other items, due to higher health care and pension costs. Additionally, 2002 reflects higher costs related to the Corporation’s information systems project, including depreciation and expensing amounts that qualified for capitalization in 2001.

Page 32	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The Corporation’s Magnesia Specialties’ division contributed $74.4 million to net sales, a 25% decrease compared to 2001 net sales of $99.5 million. The decrease results primarily from the sale of the refractories business in May 2001. Operating earnings of $4.8 million in 2002 increased $1.6 million, or 48%, when compared to the prior year, principally from lower fuel costs. Additionally, 2001 operating earnings were negatively affected by the underabsorption of fixed costs associated with the repositioning of the Manistee, Michigan facility to focus on chemicals production subsequent to the sale of the refractories business.

The Corporation’s operating margin was 11.7% in 2002 as compared to 13.1% in 2001 and 15.2% in 2000.

Other income and expenses, net, for the year-ended December 31, 2002, was $13.6 million in income, compared to income of $8.0 million and $8.2 million in 2001 and 2000, respectively. In addition to other offsetting amounts, other income and expenses, net, is comprised generally of interest income, gains and losses associated with the disposition of certain assets, gains and losses related to certain amounts receivable, costs associated with the commercialization of certain new technologies and net equity earnings from nonconsolidated investments. In 2002, other income included $20.0 million of nonrecurring gains on divestitures of quarries in the Columbus, Ohio area and the Fredericksburg and Culpepper, Virginia areas. Other income and expenses, net, also included $7.2 million of expenses in 2002 related to legal settlements and to reserve an investment related to microwave technologies. In 2001, other income included an $8.9 million gain on the sale of certain Magnesia Specialties refractories-related assets. In 2000, other income included an insurance settlement related to Hurricane Floyd.

Interest expense for the year ended December 31, 2002, was $44.0 million. This represents a decrease of $2.8 million, or 6%, as compared to 2001. Interest expense was $46.8 million in 2001, an increase of $4.9 million, or 12%, over 2000 interest expense of $41.9 million. The 2002 decrease in interest expense relates to lower average outstanding debt and lower interest rates on the Corporation’s variable rate commercial paper program. Additionally, in 2002, the Corporation entered into interest rate swap agreements which effectively converted interest rate expense on $100 million of notes from a 5.875% fixed annual rate to an average floating annual rate equal to 6-month LIBOR plus 0.235%. During 2002, the variable interest rate paid was less than the 5.875% fixed rate that it received in connection with the swap agreements. These factors were partially offset by lower capitalized interest, which was $3.8 million in 2002 as compared to $6.0 million in 2001. The increase in interest expense in 2001 as compared to 2000 was due to higher average outstanding debt, principally due to financing the Meridian acquisition. The increase was somewhat mitigated by declining interest rates on the Corporation’s variable rate commercial paper program and higher capitalized interest in 2001.

The Corporation’s estimated effective income tax rate for 2002 was 32.2%, compared with 33.5% in 2001 and 33.6% in 2000. The variance in the estimated effective income tax rates for these years, when compared to the federal corporate tax rate of 35%, is due to several factors. The Corporation’s estimated effective tax rate reflects the effect of state income taxes and the impact of differences in book and tax accounting arising from the net permanent benefits associated with the depletion allowances for mineral reserves, foreign operating earnings, earnings from non-consolidated investments, and for 2001 and 2000, amortization of nondeductible goodwill. For 2002, the estimated effective tax rate increased as a result of the write-off of nondeductible goodwill allocated to the divestiture of certain operations. This increase was offset by an adjustment to reflect the difference between the estimated taxes for 2001 and actual taxes reported, principally in statutory depletion.

The Corporation recorded a minimum pension liability at December 31, 2002. This liability resulted from low investment returns on pension plan assets coupled with a decrease in the discount rate. In accordance with generally accepted accounting principles, a direct charge to shareholders’ equity of $7.4 million was recorded as other comprehensive loss.

The Corporation’s debt-to-capitalization ratio was 41% at December 31, 2002, as compared to 44% at December 31, 2001. Total debt, including commercial paper obligations, decreased from $801.9 million to $744.9 million. The debt balance at December 31, 2002 includes $9.8 million which represents the fair value of interest rate swaps. Shareholders’ equity increased from $1.022 billion at December 31, 2001 to $1.083 billion at December 31, 2002. During 2002, the Corporation paid common stock dividends of $28.3 million, or $0.58 per common share. Additional information regarding the Corporation’s debt and capital structure is contained in Notes G and M to the audited consolidated financial statements on pages 19 and 20 and page 25, respectively, and under “Liquidity and Cash Flows” and “Capital Structure and Resources” on pages 46 through 49.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 33

Business Environment

The headings and subheadings in this “Business Environment” discussion on pages 34 through 43, and the disclosures therein, are intended to provide the reader with a synopsis of the business environment trends and risks facing the Corporation. However, the reader should understand that no single trend or risk stands alone. The relationship between trends and risks is dynamic, and this discussion should be read with this understanding.

Aggregates Industry and Corporation Trends

The Corporation’s principal business is Martin Marietta Aggregates, which primarily serves commercial customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Accordingly, the Corporation’s profitability is sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. The cyclical swings in construction spending are further affected by fluctuations in interest rates, changes in the levels of infrastructure funding by the public sector and demographic and population shifts.

The Aggregates division markets its products primarily to contractors in connection with highway and other public infrastructure projects with the balance of its shipments made primarily to contractors in connection with commercial and residential construction projects. While construction spending in the public and private market sectors is affected by changes in economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are typically less interest-rate sensitive than private-sector spending, and generally improved levels of funding have enabled highway and other infrastructure projects to register improvement. In 2002, the total value of the United States construction put in place on highways, streets and bridges of $54 billion was consistent with 2001 levels, according to the U.S. Census Bureau.

2002 Aggregates Division Markets (Estimated)

Infrastructure	46%
Commercial	27%
Residential	18%
Chemical, Railroad Ballast and Other	9%

Management believes public-works projects consumed more than 50% of the total annual aggregates consumption in the United States during 2002, which has consistently been the case for each year since 1990. Additionally, since public sector-related shipments account for approximately 46% of the Corporation’s 2002 aggregates shipments, the Aggregates division also enjoys the benefit of the high level of public-works construction projects. Accordingly, the Corporation’s management believes the Corporation’s exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened somewhat by the division’s broad mix of public sector-related shipments. However, delays in the passage of federal highway funding authorization and widespread state budget deficits have resulted in pressure on infrastructure spending.

U.S. Aggregates Consumption (in millions of tons)	Stone	Sand/Gravel	Total

2002E	1,730	1,245	2,975
2001	1,798	1,235	3,033
2000	1,730	1,235	2,965
1999	1,706	1,224	2,930
1998	1,664	1,190	2,854

Source: United States Geological Survey

Commercial construction experienced severe declines in 2002, dropping 16% nationally when compared to the prior year according to the U.S. Census Bureau. The growth in commercial construction over the past few years was fueled by rapid expansion in high-technology sectors of the economy. As these sectors imploded, demand for commercial office space diminished and a substantial amount of sublease space is available in certain markets. Additionally, the warehouse market is experiencing high vacancy rates, particularly in the Southeast. According to a recent survey by the Society of Industrial and Office Professionals, the seven coastal states from Delaware to Florida had the most empty warehouse space in the country.

Page 34	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The residential construction market increased 7% in 2002 according to the U.S. Census Bureau, buoyed by historically low interest rates and strong housing starts. However, due to much of the residential construction growth being in the first-time home buyer market, which is typically less aggregates intensive, the Corporation’s sales in this market were stable in 2002 as compared to 2001.

The Corporation’s asphalt, ready mixed concrete, road paving and trucking operations generally follow construction industry trends. These vertically integrated operations accounted for about 15% of 2002 Aggregates division net sales, with no single operation contributing more than 10% of total net sales. The Corporation became significantly more vertically integrated with the acquisition of Redland Stone Products Company in December 1998 and subsequent acquisitions in the Southwest Division. As the Corporation continues its expansion strategy westward, where vertically integrated operations, including asphalt, ready mixed concrete, road paving and trucking businesses, are the norm, profit margins are generally adversely affected. Gross margins for the asphalt and ready mixed concrete businesses typically range from 10% to 15% as compared to the aggregates business, which generally ranges from 20% to 25% for the Corporation as a whole. The road paving and trucking businesses have been acquired as supplemental operations that were part of larger acquisitions. As such, they do not represent core businesses of the Corporation. The margins in these businesses are affected by volatile factors including fuel costs, operating efficiencies and weather, and have typically resulted in losses that are insignificant to the Corporation as a whole.

Graph

Aggregates Division 2002 Net Sales by Product Line (in millions)

Aggregates	$1,211
Asphalt	95
Road Paving	61
Ready Mixed Concrete	30
Other	26

$1,423

During the past several years, a greater percentage of the Corporation’s shipments have been transported by rail and water. As this trend continues, gross margins will be negatively affected. The lower margins result from customers generally not paying the Corporation a profit associated with the transportation component of the selling price.

The Corporation’s management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. However, the consolidation trend is slowing as the number of suitable acquisition targets shrinks.

The Corporation’s Board of Directors and management continue to review and monitor the Corporation’s strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, increasing market share in the Corporation’s core businesses and pursuing new technological opportunities that are related to the Corporation’s existing markets.

Aggregates Industry and Corporation Risks
General Economic Conditions

The general economy remained in a recessionary state in 2002. The commercial construction market was negatively affected by many corporations reducing capital investment to better match capacity with weakening demand. As demand continued to slow, inventories began to build, and excess capacity led to employee lay offs and increasing vacancy rates. As a result, commercial construction continued to decline throughout the year. The residential construction market, as measured by new housing starts, increased during the year, buoyed by low mortgage rates which coincided with the federal funds rate reaching a 40-year low of 1.25% in 2002.

Public-sector construction projects are funded through a combination of federal, state and local sources. The level of state public-works spending is varied across the nation and dependent upon individual state economies. Shortfalls in tax revenues can result in reductions in appropriations for infrastructure spending and may increase income and other taxes directly affecting the Corporation. As state economies deal with the recessionary environment and the resulting budget deficits, the level of state spending on public works is at risk. Accordingly, amounts put in place, or spent, may be below amounts awarded under legislative bills. If federal appropriation levels are reduced or a reduction occurs in state and local spending, the Aggregates division could be adversely affected.

While the Aggregates division’s operations cover a wide geographic area, because of the high cost of transportation relative to the price of the product, the division’s — and, consequently, the Corporation’s — operating performance and financial results depend on the strength of local regional economies. Further, due to the localized nature of the business, particular aggregates

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 35

See final page of exhibit for graph data.

operations are dependent on economic conditions in local markets, which may differ from the economic conditions of the state as a whole. Weakened regional economies adversely affected results in 2002. The Aggregates division’s top five revenue-generating states, namely Texas, North Carolina, Georgia, Iowa and Arkansas, accounted for approximately 54% of its 2002 net sales by state of destination. Each of these states fund infrastructure spending from specifically allocated amounts collected from various taxes, typically gasoline taxes, in addition to federal appropriations. Additionally, subject to voter approval, the states may pass bond programs to fund infrastructure spending.

In Texas, the infrastructure market outlook is positive, with the state department of transportation increasing its budget in 2003, particularly in the Dallas/Fort Worth and Houston areas. Commercial construction is weak across the state especially in the Dallas/Fort Worth area where a concentration of high-technology industries has affected the demand for commercial office and warehouse space. Toyota recently announced that it will construct a truck manufacturing facility in San Antonio, which is expected to positively affect this local economy. The state’s biennial budget deficit is projected to approximate $10 billion. While state legislators are trying to reduce the shortfall, they appear committed to transportation funding. In November 2001, Texas voters approved the use of bonds for road building in targeted South Texas communities. Road construction has yet to begin, pending engineering and affiliated studies, which should be completed soon.

In North Carolina, the recession has been longer and deeper than the nation as a whole principally due to the state’s dependence on the manufacturing, telecommunications and high-technology industries. Commercial construction has significantly declined as a direct result of weak demand for office and warehouse space from these industries. Residential demand has been relatively stable but high unemployment and continued employee lay offs in the state put housing demand at risk. State spending on public works has been stable, principally due to legislation passed in 2001 that provided funding of $170 million in fiscal 2002 and $150 million in each of fiscal 2003 and 2004 for asphalt resurfacing. Additionally, the state passed a $3.1 billion education bond in 2002, which is funding new construction, repairs and renovations on the sixteen state university system campuses. The state also passed a $950 million road bond in 1996, which continues to primarily fund improvements to strate-

Page 36	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

gic intrastate roads and the construction of secondary roads. However, the state’s growing budget deficits put public works spending at risk. In the fiscal year ended June 30, 2002, the state transferred $252 million from the highway trust fund to the general fund and also appropriated $220 million for various state Department of Transportation initiatives. Including $125 million of borrowed funds, the state expects to transfer approximately $377 million from the highway trust fund to the general fund in 2003. North Carolina has generally recovered from previous recessions more rapidly when compared to the nation as a whole, but recovery from the current economic environment is dependent on recovery in manufacturing, telecommunications and high-technology companies. Historically, North Carolina operations have been above the Corporation’s average in profitability, due to its quarry position in growing market areas and the related transportation advantage.

The Georgia state economy is very weak. The present condition and near-term outlook for the local Atlanta economy is poor, led by softness in key industries, including high-technology, transportation and construction. Commercial construction is down directly related to these industries. Overall, infrastructure spending has remained stable, with solid highway work being performed in the southern part of the state. Additionally, the Atlanta Regional Commission recently approved a $5.3 billion, three-year infrastructure improvement plan. However, full implementation of the improvement plan has been delayed due to legal challenges on its financing. Also, the recent election of a new governor and declines in the state’s revenues may negatively affect the annual funding levels of the plan.

The Iowa state economy is showing signs of improvement as farming conditions were strong in 2002. Additionally, the Farm Security and Rural Investment Act (the “Act”) of 2002 was signed into law in May, and will govern federal farm programs through 2007. Among other provisions, the Act provides minimum price supports for certain crops, including corn and soybeans. The Act, along with the drought experienced in other parts of the country this past year, has stimulated the agricultural economy in Iowa with an overall benefit expected for the state. Both commercial and infrastructure markets in Iowa have generally remained stable. The Des Moines local economy has been strong, with the construction industry being bolstered by several significant highway and public building projects that have been started or are scheduled to begin in 2003.

The Arkansas state budget is experiencing declining revenues and rising expenditures. A 0.625 percent sales tax increase has been proposed to try to preserve current programs. However, the outlook for the infrastructure market in 2003 is positive, primarily due to several road bond programs in process and the release of federal funding to the state in 2001 for the construction of an interstate highway. The commercial construction market has remained relatively stable with strength in the transportation, utilities and construction industries being partially offset by the slowing manufacturing industry. The residential construction market outlook is unfavorable.

The remaining 46% of 2002 net sales are derived in other states, which, in general, are experiencing similar budget and economic issues. The impact on profitability of the recessionary economy and reduction in infrastructure spending will vary by market as some of the Corporation’s market areas are more profitable than others.

The Aggregates division is further exposed to potential losses in customer accounts receivable as the recessionary economy increases the risk of nonpayment and bankruptcy.

Geographic Exposure and Seasonality

Seasonal changes and other weather-related conditions can also significantly affect the aggregates industry. Consequently, the Aggregates division’s production and shipment levels coincide with general construction activity levels, most of which occur in the division’s markets, typically in the spring, summer and fall. The division’s operations that are concentrated in the northern region of the United States generally experience more severe winter weather conditions than the division’s operations in the Southeast and Southwest. As expected, the Meridian locations acquired in April 2001 experienced operating losses during the first quarter of 2002 resulting from winter weather conditions at its operations in western and upper midwestern states.

North Carolina, one of the Corporation’s largest revenue generating states, is at risk for Atlantic Ocean hurricane activity and has experienced hurricane-related losses in recent years. The southeastern and Gulf Coast regions of the United States are also at risk for hurricane activity. Texas, the Corporation’s largest revenue generating state, has also experienced significant adverse weather during the past year, including flooding in San Antonio. In total, there were twelve hurricanes or tropical storms that negatively affected the Corporation in 2002 by reducing shipments and operating efficiencies.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 37

Federal and State Highway Appropriations

The Transportation Equity Act for the 21st Century (“TEA-21”) is currently the principal source of federal funding for public-sector construction projects. Congress passed TEA-21 legislation on June 9, 1998. TEA-21 provides federal transportation funding authorization of $218 billion ($168 billion for highway construction and $50 billion for other programs) over a six-year period ending in 2003. TEA-21 increases funding by approximately 40% over the prior federal funding level and increases funding for highway construction alone by an average of 44%, both based on the original TEA-21 bill.

TEA-21 provides a minimum funding guarantee that requires 100% of the federal gasoline tax revenues collected be directed into the Highway Trust Fund, a firewall for the Highway Account of the Highway Trust Fund, and a distribution formula that guarantees that each state will receive a minimum percentage of highway funding equal to 90.5% of the state’s share of total gasoline tax contributions. Annual highway funds under all TEA-21 programs are designated by state departments of transportation during the year of appropriation. Once designated, TEA-21 funds are available until expended. Undesignated highway funds are carried over into the following year. Designated funds are generally spent over a period of years following designation, with approximately 27% in the year of funding and 41% in the succeeding year.

Spending of Federal Highway Annual Authorization by Year

Year	Percent

1	27
2	41
3	16
4	5
5	3
6	3
7+	5

Source: Federal Highway Administration

In January 2002, President Bush proposed a federal fiscal 2003 transportation appropriation level of $23.2 billion, consistent with the revenue aligned budget authority (“RABA”) provisions of TEA-21 and representing an $8.6 billion reduction in appropriations. However, in July 2002, the Senate Appropriations Committee unanimously approved legislation to fund the 2003 federal highway program at $31.8 billion, consistent with the fiscal 2002 level. The House Appropriations Committee supported appropriations of $27.7 billion. The federal transportation appropriation bill for the fiscal year ended September 30, 2003, which is the final year under TEA-21, was delayed along with other federal departments by Congress and was authorized under a continuing resolution for the period from October 1, 2002 to February 13, 2003, at the annual level of $27.7 billion. In February 2003, the 2003 federal transportation bill was authorized at $31.6 billion.

In February 2003, the Bush Administration submitted its fiscal year 2004 budget to Congress. The budget proposal includes a six-year reauthorization of federal transportation programs with approximately $29 billion invested in fiscal year 2004, increasing by approximately $1 billion annually to approximately $34 billion for fiscal 2009. The transportation budget proposal includes a proposal to spend down the Highway Trust Fund, which was approximately $20 billion at September 30, 2001, according to the most recent data published by the Federal Highway Administration, and to transfer 2.5 cents per gallon of the excise tax levied on ethanol fuels from the General Fund to the Highway Trust Fund. Further, the budget includes a $1 billion Highway Infrastructure Performance and Maintenance Program to target ready-to-go highway projects that address traffic congestion and improve infrastructure conditions. This initiative, portrayed as a job creation measure, would require states to commit funds in the first half of each fiscal year under this program. A state’s failure to obligate funds quickly would trigger a reallocation of these funds among other states.

The successor bill will most likely be finalized and approved after the September 30, 2003 expiration of TEA-21 which would result in fiscal 2004 federal highway authorization running under continuing resolution. In fact, TEA-21 was passed in June 1998, a full nine months after the September 30, 1997 expiration of its predecessor bill. There is no assurance that a successor bill to TEA-21 will continue to follow the TEA-21 legislated minimum funding guarantee firewall or the highway funding distribution formula. Additionally,

Page 38	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Congress must also annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the additional funding available for the Highway Fund. Approximately half of the Corporation’s net sales to the infrastructure market results from federal funding authorizations, including matching funds from the states.

States are required to match funds at a predetermined rate to receive federal funds for highways. Depending on the type of project, the matching level can vary. If a state is unable to match its allocated federal funds, the funding is forfeited. Any forfeitures are then reallocated to states that can provide the appropriate matching funds. In 2002, Virginia became the first state in recent history to not meet a federal matching requirement.

Federal Funding for Highways (in billions)

Fiscal Year	TEA-21 Guaranteed Funding	RABA	Special Projects	Total

2003	$31.6	$—	$—	$31.6
2002	$27.3	$4.5	$—	$31.8
2001	$27.7	$3.1	$1.4	$32.2
2000	$27.3	$1.5	$—	$28.8
1999	$26.8	$—	$—	$26.8
1998	$21.4	$—	$—	$21.4

Source: American Road and Transportation Builders Association. This chart depicts estimated funding under TEA-21, as originally passed in 1998, compared to actual funding authorizations through fiscal 2003.

Despite state highway construction programs being primarily financed from highway user fees, including fuel taxes and vehicle registration fees, there has been a reduction in many states’ investment in highways. The delay in finalizing federal funding authorizations and concerns of a significant decline in the fiscal 2003 funding levels created by the President’s initial budget, along with uncertainty surrounding passage of a successor bill, have resulted in reduced road spending in many states. Additionally, as the recession continues, revenue shortfalls, coupled with budget deficits being experienced in many states, have negatively affected state highway construction projects.

The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. However, the state economies of the Corporation’s five largest revenue-generating states may disproportionately affect performance.

The Aviation Investment and Reform Act for the 21st Century (“AIR-21”) provides funding for airport improvements throughout the United States. Congress approved $3.4 billion for the Aviation Improvement Program under AIR-21 for fiscal year 2003, which represents a $100 million increase over fiscal year 2002 funding. President Bush’s budget for fiscal year 2004 proposes funding this airport improvement program at $3.4 billion through fiscal year 2009.

Cost Structure

Due to the high fixed costs associated with aggregates production, the Corporation’s operating leverage can be substantial. Generally, the top five categories of cost of sales for the Aggregates division are labor and related benefits; depreciation, depletion and amortization; repairs; freight on transported material (excluding freight billed directly to customers); and energy. In 2002, these categories represented approximately 73% of the Aggregates division’s total cost of sales.

Wage inflation and the resulting increase in labor costs may be somewhat mitigated by increases in productivity in an expanding economy. Rising health care costs have increased total labor costs in recent years and are expected to continue to negatively affect labor costs in the near term. Further, unfavorable investment returns on pension plan assets, coupled with a decrease in the discount rate, have resulted in increased pension costs in 2002 (see Note J to the audited consolidated financial statements on pages 21 through 23).

Generally, when the Corporation incurs higher capital costs to replace productive facilities and equipment, increased capacity and productivity, and various other offsetting factors, counterbalance increased depreciation costs. However, when aggregates demand is soft, the increased productivity and related efficiencies are not fully realized, resulting in the underabsorption of fixed costs.

The impact of inflation on the Corporation’s businesses has become less significant with the benefit of continued moderate inflation rates. However, the Corporation has been negatively affected by increases in several cost areas. Notably, energy sector inflation affects, among other things, the costs of operating mobile equipment used in quarry operations, waterborne transportation of aggregates materials and asphalt production. Accordingly, increases in energy costs can have a significant negative impact on the Corporation’s results of operations. For example, in 2000, increased energy-related costs reduced the Aggregates division’s net earnings by $0.35 per diluted share as compared to 1999.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 39

Transportation Exposure

A growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through a network of distribution yards. The Corporation’s acquisition of Dravo Corporation in 1995 expanded its waterborne capabilities, both by barge and oceangoing ship, which were enhanced by the 1995 acquisition of a deep-water quarry in Nova Scotia, while the 1998 acquisition of Redland Stone and the 2001 acquisition of Meridian increased its rail-based distribution network. As the Corporation continues to move more aggregates by rail and water, embedded freight costs have eroded profit margins. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation handles freight costs principally in three ways:

Option 1:	The customer supplies transportation.

Option 2:	The Corporation will arrange for a third party carrier to deliver the aggregates material and specifically pass through the freight costs to the customer. These freight and delivery revenues and costs are presented in the consolidated statement of earnings as required by Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs.

Option 3:	The Corporation transports, either by rail or water, aggregates from a production location to a distribution terminal. At that point, the selling price includes the freight component to transport the product to the distribution location. Subsequent transportation from the distribution location is accounted for as described above in options 1 and 2.

	2002 Transport Mode	1994 Transport Mode

Truck	77%	93%
Rail	14%	7%
Water	9%	—
	188.6 million tons	71.2 million tons

When the third option occurs, margins are negatively affected because the customer does not generally pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer in a local market will pick up the material and pay $6.50 for one ton of aggregate. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregate that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of internal freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight.

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck while the balance was moved by rail. In contrast, the Corporation’s aggregates shipments moved 77% by truck, 14% by rail and 9% by water in 2002. Further, the acquisition of Meridian and its rail-based distribution network, coupled with the extensive use of rail service in the Southwest Division, has increased the Corporation’s dependence on and exposure to railroad performance, including track congestion, crew availability and power failures, and the ability to renegotiate favorable railroad shipping contracts. The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, the ability to negotiate favorable shipping contracts, demurrage costs, fuel costs, barge or ship availability and weather disruptions.

Integration of Acquisitions and Internal Expansion

The Corporation’s capital expansion, acquisition and greensiting programs are focused on taking advantage of infrastructure growth, through investment in both permanent and portable quarrying operations. Recently, the Corporation completed the most extensive array of plant modernization and capacity expansion projects in its history. Included in these projects was the construction of a new plant and ship-loading system at the Corporation’s deep-water quarry in the Bahamas. This project increased annual capacity at this location from 2.5 million tons to over 6 million tons. The Corporation also completed several

Page 40	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

new plant and equipment upgrade projects at locations in Texas. While such projects generally increase capacity, lower production costs and improve product quality, it may take time to increase shipments and absorb increased depreciation and other fixed costs, particularly in a slow economy. In addition, pricing may be negatively affected by the additional volume available in the market.

The Corporation’s management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. During 2002, the Corporation expanded its market opportunities by consummating six transactions for the acquisition of aggregates and other operations. These acquisitions included operations in North Carolina, Alabama, Texas and Florida. Approximately 56% of the Corporation’s 2002 net sales are derived from acquisitions that have occurred since January 1,1995.

Aggregates Capacity (in millions of tons)

2002	268.2
2001	269.2
2000	216.8
1999	208.7
1998	197.6

Acquired locations generally are not up to the Corporation’s safety, maintenance and pit development standards. In such cases, additional resources must be invested prior to the Corporation realizing the optimal benefits of the acquisitions. The initial focus on such locations is safety. Additionally, the first repair and maintenance cycle, which normally occurs in the first quarter as this represents the slowest sales and production volumes of the year, requires higher costs to upgrade the machinery and equipment to better match the Corporation’s operational standards. In particular, smaller acquisitions require more pit development than larger transactions. Therefore, smaller acquisitions generally are not profitable initially. As with any new operation, there is a risk regarding the ability to integrate the operations and achieve the expected profitability.

The Corporation’s aggregates reserves, including the reserves of its 2002 acquisitions, on the average exceed 60 years of production, based on current levels of activity. However, certain locations may be subject to more limited reserves and may not be able to expand.

Environmental Regulation and Litigation

The aggregates industry’s expansion and growth are subject to increasing challenges from environmental and political advocates who want to control the pace of future development and preserve open space. Rail and other transportation alternatives are being supported by these groups as solutions to mitigate traffic congestion and overcrowding.

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) the authority to set limits on the level of various air pollutants. Recently, environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, asserting that highway construction should be delayed until the municipal area is in compliance with the Clean Air Act. The EPA lists 107 areas as nonattainment areas with deadlines to reduce air pollutants or face fines or control by the EPA. Included in the nonattainment areas are several major metropolitan areas in the Corporation’s markets, including Atlanta, Georgia and Houston/Galveston and Dallas/Fort Worth, Texas. Federal transportation funding through TEA-21 is directly tied to compliance with the Clean Air Act.

Other environmental groups have published lists of targeted municipal areas, including areas within the Corporation’s marketplace, for environmental and suburban growth control. The effect of these initiatives on the Corporation’s growth is typically localized, and further challenges are expected as these initiatives gain momentum across the United States.

The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation’s operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Corporation’s businesses, as it is with other companies engaged in similar businesses.

Environmental operating permits are, or may be, required for certain of the Corporation’s operations, and such permits are subject to modification, renewal and revocation. New permits, which

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 41

are generally required for opening new sites or for expansion at existing operations, can take up to several years to obtain. Rezoning and special purpose permits are becoming increasingly difficult to acquire. Once a permit is obtained, the location is generally required to operate in accordance with the approved site plan.

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities (see Notes A and N to the audited consolidated financial statements on pages 14 through 16 and page 25, respectively).

Magnesia Specialties

Through its Magnesia Specialties division, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications, including wastewater treatment and acid neutralization, and dolomitic lime for use primarily in the steel industry. Given the high fixed costs associated with operating the division, excess capacity negatively affects its results of operations. Magnesia Specialties’ products used within the steel industry accounted for approximately 52% of the division’s net sales for 2002. Accordingly, a portion of the division’s product pricing structure is affected by current business economic trends within the steel industry. Although the U.S. steel industry ran at a strong pace in 2002, the U.S. market continues to be negatively affected by the high level of foreign imports. As a result of government subsidies, foreign steel producers have built excess capacity, resulting in high levels of inventories which have been shipped into the U.S. market. Further, U.S. government guarantees have allowed certain U.S. steel companies to obtain bank financing and thus remain in the market, compounding the over-capacity situation. In March 2002, after review by the U.S. International Trade Commission under Section 201 of the 1974 Trade Act, President Bush imposed temporary safeguard measures on key products to support U.S. steel manufacturers. These measures are temporary and do not ensure the long-term competitiveness of the U.S. steel industry which is being further affected by high pension and other retirement costs. As a result, the Magnesia Specialties division is further exposed to potential losses in customer accounts receivable.

Approximately 12% of the Magnesia Specialties division’s products are sold in foreign jurisdictions, with no single country accounting for 10% or more of the division’s sales. While the division’s products are manufactured and sold principally in the United States, the division also markets its products in Canada, Mexico, Europe, South America and the Pacific Rim. As a result of these foreign market sales, the division’s financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the division distributes its products. To mitigate the short-term effects of changes in currency exchange rates on the division’s operations, the division principally uses the U.S. dollar as the functional currency in foreign transactions.

Approximately 98% of the Magnesia Specialties’ hourly employees are members of a labor union. The division’s union contracts cover employees at the Manistee, Michigan magnesia-based products plant and the Woodville, Ohio lime plant. The current Manistee labor union contract expires in August 2003 while the current Woodville labor union contract expires in June 2006.

Other Risk Areas

The Corporation will continue to pursue opportunities that provide proprietary technology in high growth-rate markets that it understands, that require limited research and development with minimal capital investment relative to revenue and profit generation potential, and that have the potential to provide above-average returns while minimizing risk. Commercial viability and profitability of these technological product areas is not assured.

In 2002, the Corporation continued to pursue opportunities in the structural composite products business and expanded its related technology. To date, revenues in this start-up business have been insignificant. The Corporation abandoned its research and development on SC27™ soil inoculant, a microbial soil enhancer used to enhance plant growth. As expected, the technological areas did not generate profits in 2002. Further, the Corporation reserved an investment related to certain microwave technologies.

The Corporation is replacing its existing information systems with an enterprise-wide information solution primarily through J. D. Edwards & Company. The capital requirements for this project, which exclude systems replacement for acquisitions not currently on the Corporation’s Raleigh-based systems, principally Redland Stone and Meridian, are expected to be $27.8 million, with $9.5 million expended in 2002, $13.0 million in 2001 and $4.0 million in 2000. The final rollout of the scale system software is generally expected to be completed in 2003 or early 2004. The Corporation

Page 42	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

is currently implementing the phase of the project that will convert systems of the Meridian locations. The Corporation believes it has deployed sufficient personnel and capital to successfully complete the project. The timeframe for integration of the Southwest Division and other locations has not yet been determined.

Outlook

2003 and Beyond

The outlook for 2003 remains uncertain. The commercial construction market is expected to remain weak while the residential construction market, although currently stable, could decline depending on weakening consumer confidence, unemployment levels, higher interest rates, and the duration of the soft economy. Further, state and local economies are not expected to improve. Based on its current assessment, management expects heritage aggregates volume to be flat in 2003. However, continuing stable supply/demand characteristics are expected to lead to a price increase of 1.5 to 2 percent. The Corporation is beginning to realize improvements in its operating cost structure as a result of its strategic initiatives it has executed over the past couple of years. Productivity improvement initiatives are leading to increased plant efficiency and reduced headcount; internal expansion projects and acquisitions are moving beyond the start-up and integration phases, reducing nonrecurring costs; and selective divestitures should improve returns. Management believes these factors will provide earnings to offset the $20 million of nonrecurring gains from a higher-than-normal level of divestitures realized in 2002. Net earnings are expected to range from $1.95 to $2.25 per diluted share for 2003. However, improvement in the economy that leads to increased aggregates demand and the full absorption of fixed costs could improve margins and provide upside potential for 2003 net earnings. Conversely, weakening of the economy, war with Iraq or other worldwide conflicts, increases in energy-related costs, and fewer-than-expected improvements in the Corporation’s operating cost structure represent downside risks. Management believes that the downside risks outweigh the upside potential for 2003, primarily based on the potential impact of war on consumer and business confidence and energy supply and pricing. This earnings guidance excludes any potential impact from the adoption of FAS 143.

American Road and Transportation Builders Association (“ARTBA”) has reported to Congress that an annual federal highway investment of up to $60 billion is necessary to ensure the nation’s traffic congestion does not get worse and to maintain current physical and safety conditions on the nation’s highways. ARTBA’s recommended level of spending would require an increase in federal motor fuels excise taxes and highway user fees averaging about two cents per gallon of gasoline. While management is supportive of ARTBA’s projected annual highway investment requirements, management believes it is highly unlikely that an increase of ARTBA’s magnitude will pass, because the current political climate is not supportive of tax increases of any magnitude. However, management currently expects that the TEA-21 successor bill will include modest increases in spending.

Over the next five years, management expects that the Aggregates division’s business and financial results will continue to grow as a result of increased infrastructure construction spending generated by the reauthorization of a new federal highway funding bill, coupled with moderate growth in residential and commercial construction. Further, the Aggregates division will generally follow national, regional and local general economic, construction and industry trends.

Analysis of Margins

The Aggregates division’s margin performance has declined in recent years due to several factors, the most significant of which is the expansion and development of water and rail distribution yards. Most of this activity is in coastal areas which generally do not have an indigenous supply of aggregates and exhibit above average growth characteristics. Development of this distribution network is a key component of the Corporation’s strategic plan for growth and has already led to increased market share in certain areas. However, sales from rail and water distribution locations provide lower margins, as compared to sales directly from quarry operations, due to transportation freight cost, which is embedded in the delivery price of aggregates products, and the related pricing structure at the distribution yards which is dependent on the supply/demand characteristics of the local market (see “Transportation Exposure” on page 40). In 2002, approximately 24 million tons were sold from distribution yards and the cost of embedded freight and distribution operations lowered gross margins by nearly 400 basis points. It is management’s expectation, although this cannot be assured, that the distribution network currently in place will afford the Corporation a greater growth opportunity than many of its competitors and margins should gradually improve, subject to the economic environment.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 43

Other factors including vertical integration, a large number of internal expansion and plant improvement projects, acquisitions, certain nonstrategic assets and, most recently, the economic recession have further affected margin. The gross margins associated with vertically integrated operations, including asphalt, ready mixed concrete and construction operations, are lower as compared to aggregates operations. In 2002, the mix of these operations, excluding those which may be divested in 2003, to total aggregates operations lowered gross margin by approximately 10 basis points. The Corporation’s gross margin will continue to be similarly affected by the lower margins for these vertically integrated businesses and for the water and rail distribution network as a result of management’s strategic growth plan.

During 2002, the Corporation continued its planned divestiture of nonstrategic operations. If these divestitures had been completed as of January 1, 2002, gross margin would have improved by 100 basis points. Management also expects to continue to carefully review nonstrategic operations in 2003 and continue its divestiture program. If targeted 2003 divestitures had been completed as of January 1, 2002, gross margin for 2002 would have improved by an additional 100 basis points.

The economic recession has slowed demand for aggregates products and limited the rate of increase in average selling prices. As discussed previously, reduced volume has led to an underabsorption of fixed costs which negatively affected margins in 2002. Generally, a significant increase in costs is recoverable through a comparable increase in selling price. However, recent economic conditions, and their affect on the Corporation, have limited the Corporation’s ability to recover significant cost increases.

Internal expansion and plant improvement projects, certain strategic but underperforming assets and the current economy, represent situations that are expected to show improvement in the future. Assuming a similar mix of operations, realization of efficiencies at expansion projects, the operational improvement of certain underperforming assets and any reasonable, sustained recovery in the economy, management expects its gross margin to improve. However, there can be no assurance that such events will occur.

Structural Composite Products Business

The Corporation, through its wholly owned subsidiary, Martin Marietta Composites, Inc. (“MMC”), has engaged in developmental activities related to composite technology since its initial purchase in 1995 from Lockheed Martin Corporation. MMC’s fiber-reinforced polymer (“FRP”) composite materials are manufactured from complex glass fabrics and polymer resins. The fabrics are folded and formed to the desired structural shape, impregnated with resins and drawn under heat and pressure through a heated die. This produces an extremely hard structural shape which is cut to the desired length. The component shapes are then assembled with adhesives to construct components for structural applications. MMC is targeting several industries for its FRP composite materials: infrastructure, which includes bridge decks; transportation, which includes specialty truck trailers and chassis, railcar components and dump beds; and construction, which includes wall panels, parking decks and heavy equipment components.

MMC’s line of DuraSpan® bridge decks offers several advantages over bridge decks made of conventional materials including, lighter weight but high strength; rapid installation, which significantly reduces construction time and labor costs; and resistance to corrosion and fatigue, which results in a longer life expectancy. During 2002, bridge decks were installed in Pennsylvania and Ohio. The two bridge decks installed in Ohio represent part of an agreement for the fabrication of six new composite bridge decks for this state. To date, MMC has completed eighteen successful installations in eleven states. For 2003, the Corporation has been awarded projects in Washington and Oregon and expects to install composite decks in three European countries.

In 2001, the Corporation entered into a licensing agreement with Composittrailer n.v. of Belgium under which it will manufacture and market commercial specialty truck trailers in North America, utilizing fiber-reinforced composite materials. The initial trailer model will target market segments including municipal solid waste, recycling materials, wood chips and agriculture. Subsequently, prototypes and models are expected to be produced for platform, dump, and refrigerated trailers. Late in 2002, the Corporation also signed a licensing agreement related to a proprietary composite sandwich technology, which is expected to play an important role in the product line related to flat panel applications.

The Corporation recently entered into an agreement to open a 185,000 square foot facility in Sparta, North Carolina, which will represent the assembly and manufacturing hub for composite structures. Manufacturing at this facility is expected to commence in the second half of 2003 with potential expansion in 2004. The Corporation will continue research and development in areas of other composite applications.

Page 44	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

The Corporation expects to ramp up its composite business during 2003, with 2004 being the first full year of business. The Corporation’s objective over the next five to seven years, beginning in 2004, is to create a business with characteristics that include high organic growth rates, low capital intensity, noncyclicality based on diverse products and opportunities for substitution for existing structural materials. Although revenue has been insignificant to date and any start-up opportunity is subject to risks, given the size of the potential market and the diverse opportunities the Corporation is exploring, management’s goal is to build a revenue base of $300 million to $500 million with fifteen percent margins based on earnings before interest and taxes.

Discussion of Business Segments

The Corporation conducts its operations through two reportable business segments: Aggregates and Magnesia Specialties. The Aggregates division is the second largest producer of construction aggregates in the United States. The Corporation’s sales and earnings are predominantly derived from its Aggregates segment, which processes and sells granite, limestone, sand, gravel and other aggregates products for use primarily by commercial customers. The division’s products are used principally in domestic construction of highways and other infrastructure projects and for commercial and residential buildings. The Aggregates division also includes the operations of its other construction materials businesses. These businesses, acquired through continued selective vertical integration by the Corporation, include primarily asphalt, ready mixed concrete and road paving operations. The Corporation’s Magnesia Specialties division produces dolomitic lime used in domestic basic steel production and chemicals products used in domestic and foreign industrial, agricultural and environmental applications.

The Corporation’s evaluation of performance and allocation of resources is based primarily on earnings from operations. Earnings from operations is net sales less cost of sales; selling, general and administrative expenses; and research and development expenses; and excludes interest expense and other income (expense). The accounting policies of the reportable segments are the same as those described in Note A to the audited consolidated financial statements on pages 14 through 16. Assets employed by segment include assets directly identified with those operations. Corporate headquarters’ assets consist primarily of cash and cash equivalents, and property, plant and equipment for corporate operations, principally related to the new information systems. All debt, and the related interest expense, is held at corporate headquarters. Property additions include property, plant and equipment that has been purchased through acquisitions in the amount of $23,611,000 in 2002; $118,365,000 in 2001; and $15,325,000 in 2000.

The following tables display selected financial data for the Corporation’s reportable business segments for each of the three years in the period ended December 31, 2002. The geographic divisions of the Aggregates division are aggregated for segment reporting as they meet the aggregation criteria prescribed by FAS 131.

Selected Financial Data by Business Segment

years ended December 31
(add 000)	2002	2001	2000

Net sales
Aggregates	$1,422,673	$1,406,179	$1,202,581
Magnesia Specialties	74,428	99,512	130,419

Total	$1,497,101	$1,505,691	$1,333,000

Gross profit
Aggregates	$279,632	$289,805	$276,640
Magnesia Specialties	11,262	13,945	26,931

Total	$290,894	$303,750	$303,571

Selling, general and administrative expenses
Aggregates	$109,651	$95,988	$82,088
Magnesia Specialties	6,185	9,961	16,680

Total	$115,836	$105,949	$98,768

Earnings from operations
Aggregates	$169,916	$194,027	$194,232
Magnesia Specialties	4,773	3,218	8,245

Total	$174,689	$197,245	$202,477

Assets employed
Aggregates	$2,103,922	$2,088,170	$1,703,752
Magnesia Specialties	56,739	61,253	99,913
Corporate headquarters	97,869	75,157	37,774

Total	$2,258,530	$2,224,580	$1,841,439

Depreciation, depletion and amortization
Aggregates	$128,078	$145,488	$125,697
Magnesia Specialties	5,179	6,390	8,532
Corporate headquarters	5,439	2,757	2,144

Total	$138,696	$154,635	$136,373

Property additions
Aggregates	$162,116	$287,954	$174,797
Magnesia Specialties	2,007	2,315	6,817
Corporate headquarters	12,168	22,482	4,516

Total	$176,291	$312,751	$186,130

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 45

Aggregates. The Aggregates division’s net sales increased 1% to $1.423 billion for the year ended December 31, 2002, compared with the prior year’s net sales. The division’s operating earnings for 2002 were $169.9 million as compared to $194.0 million in the prior year. The “Results of Operations” section of this Management’s Discussion and Analysis includes a discussion of the factors affecting the performance of the Aggregates business segment.

For the year ended December 31, 2001, the Aggregates division had net sales of $1.406 billion, which were $204 million, or 17%, higher than the 2000 net sales of $1.203 billion. The increase in net sales is due to the acquisition of Meridian Aggregates Company and 17 other businesses completed in 2001 and 2000. Additionally, pricing at heritage aggregates operations increased 2.6% in 2001. The division’s operating earnings for 2001 were $194.0 million in 2001 as compared to $194.2 million in 2000. The Aggregates division’s 2001 operating margin decreased, principally as a result of the recessionary economy, lower margins at Meridian and other recently acquired operations, and higher health and welfare costs.

Magnesia Specialties. For the year ended December 31, 2002, the Magnesia Specialties division had net sales of $74.4 million, a decrease of $25.1 million, or 25%, from 2001 net sales of $99.5 million. The division’s earnings from operations for 2002 of $4.8 million increased $1.6 million, or 48%, when compared to 2001 earnings from operations of $3.2 million. As expected, net sales for the division decreased, primarily due to the divestiture of the refractories business in May 2001. In 2001, the refractories business contributed $26.8 million to net sales. The increase in operating earnings resulted principally from lower fuel costs. Additionally, in 2001, the division incurred higher costs from the under-absorption of fixed costs as the division repositioned its Manistee, Michigan operating facility to focus on production of chemicals products.

Consolidated Operating Cash Flow (in millions)
2002	$203.6
2001	$252.9
2000	$212.9
1999	$223.7
1998	$222.6

Magnesia Specialties division’s 2001 net sales of $99.5 million were 24% below the prior year’s. The division’s operating earnings for 2001 of $3.2 million were $5.0 million below the 2000 operating earnings. The decline in operating earnings resulted principally from higher energy-related costs for natural gas and the previously mentioned costs related to repositioning the Manistee, Michigan facility.

Liquidity and Cash Flows

Operating Activities

A primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was $203.6 million in 2002, as compared to $252.9 million in 2001 and $212.9 million in 2000. These cash flows were derived, substantially, from net earnings before deduction of certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization were as follow:

years ended December 31
(in thousands)	2002	2001	2000

Depreciation	$125,817	$119,606	$108,540
Depletion	6,109	6,036	4,681
Amortization	6,770	28,993	23,152

Total	$138,696	$154,635	$136,373

The decrease in amortization expense in 2002 resulted from the nonamortization of goodwill provision of FAS 142.

The decrease in net cash provided by operating activities in 2002 as compared to 2001 of $49.4 million is principally due to lower earnings before depreciation, depletion and amortization. Additionally, a higher percentage of earnings during 2002 related to the divestitures of assets. Further, in 2002, there was a greater increase in accounts receivable as customers generally have taken longer to pay outstanding accounts in the current economic environment. Accounts payable decreased in 2002 as compared to an increase in 2001. These factors were offset somewhat by a decrease in cash paid for taxes in 2002 as compared to 2001.

The increase in cash provided by operating activities in 2001 as compared to 2000 of $40.1 million is, among other things, due to a reduction in the cash payment of taxes; 2001 accruals for amounts payable; and an increase in 2000 of other amounts receivable.

Page 46	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Investing Activities

Net cash used for investing activities was $102.9 million in 2002, a decrease of $267.3 million from $370.2 million reported in 2001. In 2002, the Corporation used $48.0 million for the purchase of six Aggregates division-related acquisitions, compared with $221.8 million in 2001 for the purchase of Meridian and twelve other Aggregates division-related acquisitions, and $39.3 million in 2000 for the purchase of five Aggregates division-related acquisitions. Additions to property, plant and equipment, excluding acquisitions, of $152.7 million were 21% lower in 2002, compared with 2001. The decrease from 2001 is due to the completion of several large capital expansion projects. Additionally, the Corporation has increased the amount of operating leases it has entered into, primarily for mobile equipment, in the ordinary course of business. Comparable full-year capital expenditures were $194.4 million in 2001 and $170.8 million in 2000. The Corporation’s acquisition and capital expenditures reflect planned strategic growth and capital spending activities that are consistent with management’s strategy for investment and expansion within the consolidating aggregates industry. Spending for property, plant and equipment, exclusive of acquisitions and property and equipment acquired under operating leases, is expected to be $135 million to $140 million in 2003. Divestitures and other investing activities included, among other things, the sale of surplus land and equipment; in 2002, the sale of several aggregates operations, primarily locations in the Columbus, Ohio area and the Spotsylvania and Culpepper, Virginia areas; in 2001, the sale of the refractories business; and in 2000, the Corporation’s additional investment in Industrial Microwave Systems.

Financing Activities

Approximately $102.3 million of cash was used for financing activities during 2002, compared with $123.4 million of cash provided by and $19.3 million of cash used for financing activities in 2001 and 2000, respectively. The Corporation repaid indebtedness of $74.7 million in 2002, excluding $7.5 million assumed in connection with acquisitions completed during the year and the impact of the interest rate swaps. The Corporation incurred indebtedness of $149.9 million 2001, excluding $5.1 million assumed in connection with acquisitions completed during the year; and $4.0 million in 2000, excluding $1.0 million assumed in connection with acquisitions completed during the year. During 2001, $2.2 million of cash was used in connection with the issuance of $250 million of notes issued in March 2001.

In 2002, the Board of Directors approved total cash dividends on the Corporation’s common stock of $0.58 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.14 a share for the first and second quarters and at a rate of $0.15 a share for the third and fourth quarters. During 2002, the Corporation issued stock under its stock-based award plans, providing $0.6 million in cash. Comparable cash provided by issuance of common stock was $2.6 million and $2.0 million in 2001 and 2000, respectively. Further, during 2002 and 2001, the Corporation issued approximately 244,300 and 1,684,400 shares of common stock, respectively, for acquisitions. The Corporation did not issue any shares of common stock for acquisitions in 2000. There were no shares repurchased during the three year period ended 2002.

Capital Structure and Resources

The Corporation’s internal cash flows and availability of financing resources, including its access to capital markets, both debt and equity, and its commercial paper program and revolving credit agreement, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, to cover debt service requirements, to meet capital expenditures and discretionary investment needs and to allow for payment of dividends for the foreseeable future. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions.

The Corporation’s senior unsecured debt has been rated “A-” by Standard & Poor’s and “A3” by Moody’s. The Corporation’s $275 million commercial paper program is rated “A-2” by Standard & Poor’s and “P-2” by Moody’s. In July 2001, Standard & Poor’s revised its outlook for the Corporation to negative from stable while reaffirming its ratings. The outlook revision reflects Standard & Poor’s belief that the Corporation’s acquisition activity could make it more difficult for the Corporation to restore its credit ratios to certain levels. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.

The Corporation is authorized to repurchase up to approximately 7,000,000 shares of its common stock for issuance under its stock award plans.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 47

Contractual Obligations

Long-term debt, including current maturities of long-term debt and commercial paper, decreased to $744.9 million at the end of 2002, from $801.9 million at the end of 2001. The fair value of the interest rate swaps, $9.8 million, is included in the 2002 long-term debt balance. Total debt represented approximately 41% of total capitalization at December 31, 2002, compared with 44% at December 31, 2001. The Corporation’s debt at December 31, 2002 was principally in the form of publicly issued long-term, fixed-rate notes and debentures. Shareholders’ equity grew to $1.083 billion at December 31, 2002 from $1.022 billion at December 31, 2001.

The Corporation has a revolving five-year credit facility, syndicated through a group of commercial domestic and foreign banks, which supports a United States commercial paper program. The five-year agreement expires in August 2006. In 2002, the Corporation amended the five-year facility by increasing the available credit from $225 million to $275 million. The Corporation did not renew the 364-day $225 million revolving credit agreement that expired in August 2002. Accordingly, the Corporation also reduced its commercial paper program facility from $450 million to $275 million (see Note G to the audited consolidated financial statements on pages 19 and 20).

No borrowings were outstanding under the revolving credit agreement at December 31, 2002. However, the credit agreement supports commercial paper borrowings of $20 million outstanding at December 31, 2002, which has been classified as long-term debt on the Corporation’s consolidated balance sheet. At December 31, 2002, $255 million was available under the Corporation’s revolving credit agreement.

In May 2002, the Corporation entered into interest rate swap agreements related to $100 million of the $200 million in principal amount of 5.875% Notes due in 2008. The Corporation will receive a fixed annual interest rate of 5.875% and pay a variable annual interest rate based on six-month LIBOR plus an average of 0.235%. The swap agreements terminate concurrently with the maturity of the Notes. The Corporation is required to record the fair value of the swap agreements and the change in the fair value of the related Notes in its consolidated financial statements. In accordance with accounting guidance, no net gain or loss is recorded for the change in fair values. At December 31, 2002, the fair value of the swap agreements was approximately $9.8 million.

In connection with normal, ongoing operations, the Corporation enters into leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. Amounts due under operating leases and royalty agreements are expensed in the period incurred. Management anticipates that during 2003 the Corporation will enter into additional operating leases for certain mobile and other equipment, as well as royalty agreements for land and mineral reserves.

The current volatility in the economy and the resulting adverse effect on investment returns on the assets invested in the retirement benefit fund in 2002 have resulted in a required cash contribution of approximately $11.1 million in 2003.

The Corporation is a minority member of three limited liability corporations (“LLCs”) whereby the majority members are paid preferred returns from the profits of the underlying businesses. The Corporation, in January 2003, purchased the remaining interest in one of these LLCs and intends to purchase the remaining interest in a second LLC prior to the end of 2003, both for approximately $14.5 million.

The Corporation’s contractual commitments for debt, excluding commercial paper and the swap agreements; minimum lease and royalty commitments for all noncancelable operating leases and royalty agreements; pension contributions; and the purchase of the remaining interests of two LLCs as of December 31, 2002, are as follow:

(add 000)	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5 yrs.

Long-term debt	$715,039	$11,389	$1,229	$126,276	$576,145
Operating leases	113,595	22,403	38,060	32,413	20,719
Royalty agreements	58,339	5,761	9,875	8,034	34,669
Pension contributions	11,084	11,084	—	—	—
Purchase of LLCs remaining interests	14,456	14,456	—	—	—

Total	$912,513	$65,093	$49,164	$166,723	$631,533

Notes A, G, J and L to the audited consolidated financial statements on pages 14 through 16; 19 and 20; 21 through 23; and 24 and 25, respectively, contain additional information regarding these commitments and should be read in conjunction with this table.

Page 48	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Contingent Liabilities and Commitments

The Corporation has entered into standby letter of credit agreements relating to workers’ compensation and automobile and general liability self-insurance. On December 31, 2002, the Corporation had contingent liabilities under these outstanding letters of credit of approximately $17.2 million.

In the normal course of business, the Corporation is contingently liable for $155.1 million in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. Three of these bonds, totaling $56.6 million, or 37% of all outstanding surety bonds, relate to specific performance for road projects currently underway. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

The Corporation, through its Magnesia Specialties division, is a 50% member of a limited liability company. Each of the two members of the limited liability company has guaranteed 50% of its debt, each up to a maximum of $7.5 million, none of which was outstanding at December 31, 2002. In connection with the limited liability company, Magnesia Specialties entered into a long-term supply agreement under which it will supply processed brine to the other member at a specified price.

The Corporation has a certain acquisition related contingent lease obligation of approximately $6 million.

New Accounting Standards

Effective January 1, 2002, the Corporation adopted FAS 142. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are tested annually for impairment. FAS 142 provides new measurement techniques for evaluating the recoverability of such assets. Other intangible assets, which consist primarily of contractual agreements, continue to be amortized over their related contractual terms. In connection with the adoption of FAS 142, the Corporation recorded an impairment charge of $11.5 million as the cumulative effect of a change in accounting principle (see Note B to the audited consolidated financial statements on pages 17 and 18).

On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). FAS 144 superceded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 establishes criteria for the recognition and measurement of an impairment loss for long-lived assets to be held and used, and defines classification of continuing and discontinued operations. FAS 144 also requires that assets held for sale be measured at the lower of their carrying amount or fair value less cost to sell. The adoption of FAS 144 had no impact on the Corporation’s net earnings or financial position.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“FAS 148”). FAS 148 provides transition guidance for companies that adopt the fair value method for stock-based employee compensation and has certain disclosure provisions that are effective as of December 31, 2002. Due to the Corporation continuing to apply the intrinsic value provisions of APB opinion No. 25, Accounting for Stock Issued to Employees, the adoption of FAS 148 did not have any impact on its earnings or financial position.

In June 2001, the FASB issued FAS 143, which requires recognition of the fair value of a liability representing an asset retirement obligation in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset’s carrying amount. The Corporation incurs reclamation liabilities as part of its aggregates mining process. FAS 143 is effective the first quarter of 2003 for the Corporation. The analysis of the impact of the adoption of FAS 143 is currently under review by senior management and is subject to change. However, the Corporation expects the cumulative effect of the adoption will not exceed $20 million on a pretax basis.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 49

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Obligations Associated with Disposal Activities (“FAS 146”). FAS 146 requires that a liability for a disposal obligation should be recognized and measured at its fair value when it is incurred, including severance pay and other obligations. FAS 146 is effective for disposal activities initiated after December 31, 2002. The impact of the adoption of FAS 146 is not expected to be material to the Corporation’s net earnings or financial position.

Quantitative and Qualitative Disclosures
 About Market Risk

As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see “Business Environment” on pages 34 through 43). Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates, as a result of its temporary cash investments, including overnight investments in Eurodollars; interest rate swaps; outstanding commercial paper obligations; and defined benefit pension plans.

Interest Rate Swaps. In May 2002, the Corporation entered into interest rate swap agreements (the “Swaps”) for interest related to $100 million of the $200 million Notes due in 2008 to increase the percentage of its long-term debt that bears interest at a variable rate. The Swaps are fair value hedges designed to hedge against changes in the fair value of the Notes due to changes in LIBOR, the designated benchmark interest rate. The terms of the Swaps include the Corporation receiving a fixed annual interest rate of 5.875% and paying a variable annual interest rate based on six-month LIBOR plus an average of 0.235%.

The Corporation is required to record the fair value of the Swaps and the change in the fair value of the related Notes in its consolidated financial statements. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, no net gain or loss is recorded for the changes in fair values. At December 31, 2002, the fair value of the Swaps is $9.8 million.

As a result of the Swaps, the Corporation has increased interest rate risk associated with changes in the LIBOR rate. The hypothetical change in interest rates of 1% would change annual interest expense by $1 million and also change the fair value of the debt covered by the Swaps by approximately $6 million.

Commercial Paper Obligations. The Corporation has a $275 million commercial paper program in which borrowings bear interest at a variable rate based on LIBOR. At December 31, 2002, there were outstanding commercial paper borrowings of $20 million. Due to the borrowings bearing interest at a variable rate, the Corporation has interest rate risk. The effect of a hypothetical increase in interest rates of 1% on borrowings of $20 million would be an increase of $200,000 in interest expense on an annual basis.

Pension Expense. The Corporation sponsors noncontributory defined benefit pension plans which cover substantially all employees. Therefore, the Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and the expected long-term rate of return on assets. The selection of the discount rate is based on the yields on high quality, fixed income investments. The selection of the expected long-term rate of return on assets is based on general market conditions and related returns on a portfolio of investments. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the “Application of Critical Accounting Policies” section on pages 26 through 31.

Aggregate Interest Rate Risk. The pension expense for 2003 is calculated based on assumptions selected at December 31, 2002. Therefore, the Corporation’s interest rate risk in 2003 is primarily limited to the potential effect related to the interest rate swaps and outstanding commercial paper. Assuming outstanding commercial paper borrowings of $20 million and including the impact related to the Swaps, the aggregate effect of a hypothetical 1% increase in interest rates would increase interest expense and decrease pretax earnings by $1.2 million.

Forward-looking Statements —
Safe Harbor Provisions

This Annual Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and are based on assumptions

Page 50	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

that the Corporation believes in good faith are reasonable, but which may be materially different from actual results.

Factors that the Corporation currently believes could cause its actual results to differ materially from those in the forward-looking statements include, but are not limited to, business and economic conditions and trends in the markets the Corporation serves; the level and timing of federal and state transportation funding; levels of construction spending in the markets the Corporation serves; unfavorable weather conditions; ability to recognize increased sales and quantifiable savings from internal expansion projects; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability; fuel costs; transportation costs; competition from new or existing competitors; successful development and implementation of the structural composite technological process and strategic products for specific market segments; unanticipated costs or other adverse effects associated with structural composite revenue levels, product pricing, and cost associated with manufacturing ramp-up; the financial strength of the structural composites customers and suppliers; business and economic conditions and trends in the trucking and composites industries in various geographic regions; possible disruption in commercial activities related to terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations; the factors identified in the “Outlook” section on pages 43 through 45 in this Annual Report; and the timing and occurrence of events that may be subject to circumstances beyond the Corporation’s control.

Investors are also cautioned that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. These forward-looking statements are made as of the date hereof based on management’s current expectations, and the Corporation does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise.

For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings, including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 26 through 51 of the 2002 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 14 through 16 and 25, respectively, of the Audited Consolidated Financial Statements included in the 2002 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 51

unaudited

(add 000, except per share)

	Net Sales[1]		Gross Profit		Earnings before Cumulative Effect of Accounting Change		Net Earnings

Quarter	2002	2001	2002	2001	2002[3]	2001[5]	2002[3,4]	2001[5]

First	$289,931	$263,658	$23,897	$27,164	$(10,549)	$(4,652)	$(22,059)	$(4,652)
Second	424,816	420,218	111,194	93,461	53,362	39,002	53,362	39,002
Third	429,143	437,014	98,130	105,882	38,925	45,917	38,925	45,917
Fourth	353,211	384,801	57,673	77,243	16,077	25,095	16,077	25,095

Totals	$1,497,101	$1,505,691	$290,894	$303,750	$97,815	$105,362	$86,305	$105,362

	Per Common Share

							Stock Prices

	Basic Earnings[2]		Diluted Earnings[2]		Dividends Paid		High	Low	High	Low

Quarter	2002[3,4]	2001[5]	2002[3,4]	2001[5]	2002	2001	2002		2001

First	$(0.45)	$(0.10)	$(0.45)	$(0.10)	$0.14	$0.14	$49.33	$39.02	$47.45	$38.00
Second	1.10	0.82	1.09	0.82	0.14	0.14	$43.60	$37.15	$51.60	$41.95
Third	0.80	0.95	0.80	0.95	0.15	0.14	$39.10	$32.33	$50.39	$34.75
Fourth	0.33	0.52	0.33	0.52	0.15	0.14	$32.95	$27.30	$46.60	$37.90

Totals	$1.77	$2.20	$1.77	$2.19	$0.58	$0.56

[1] Net sales exclude freight and delivery revenues; such revenues are included in total revenues in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, on the Consolidated Statement of Earnings on page 10.

[2] The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[3] Net earnings and basic and diluted earnings per common share in the second quarter include recognition of gains on the divestitures of quarries in the Columbus, Ohio area and the Culpepper and Fredericksburg, Virginia areas.

[4] Net earnings and basic and diluted earnings per common share in the first quarter differ from amounts previously reported in the Form 10-Q for the quarter ended March 31, 2002. The difference results from the $11,510,000 impairment charge, or $0.24 per basic share and $0.23 per diluted share, recorded during the fourth quarter, retroactive to January 1, 2002, for the cumulative effect of a change in accounting principle related to the adoption of FAS 142.

[5] Net earnings and basic and diluted earnings per common share in the second quarter include recognition of a gain on the divestiture of certain refractories-related assets of Magnesia Specialties.

Page 52	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

(add 000, except per share)	2002	2001	2000	1999	1998

Consolidated Operating Results
Net sales	$1,497,101	$1,505,691	$1,333,000	$1,258,827	$1,057,691
Freight and delivery revenues	195,336	212,359	184,517	175,292	143,805

Total revenues	1,692,437	1,718,050	1,517,517	1,434,119	1,201,496

Cost of sales, other costs and expenses	1,322,412	1,308,446	1,130,523	1,043,538	861,137
Freight and delivery costs	195,336	212,359	184,517	175,292	143,805

Cost of operations	1,517,748	1,520,805	1,315,040	1,218,830	1,004,942

Earnings from Operations	174,689	197,245	202,477	215,289	196,554
Interest expense	44,028	46,792	41,895	39,411	23,759
Other income and (expenses), net	13,609	7,986	8,239	18,435	1,347

Earnings before taxes on income and cumulative effect of change in accounting principle	144,270	158,439	168,821	194,313	174,142
Taxes on income	46,455	53,077	56,794	68,532	58,529

Earnings before cumulative effect of change in accounting principle	97,815	105,362	112,027	125,781	115,613
Cumulative effect of change in accounting for intangible assets	(11,510)	—	—	—	—

Net Earnings	$86,305	$105,362	$112,027	$125,781	$115,613

Basic Earnings Per Common Share:
Earnings before cumulative effect of change in accounting principle	$2.01	$2.20	$2.40	$2.70	$2.49
Cumulative effect of change in accounting for intangible assets	(0.24)	—	—	—	—

Basic Earnings Per Common Share	$1.77	$2.20	$2.40	$2.70	$2.49

Diluted Earnings Per Common Share:
Earnings before cumulative effect of change in accounting principle	$2.00	$2.19	$2.39	$2.68	$2.48
Cumulative effect of change in accounting for intangible assets	(0.23)	—	—	—	—

Diluted Earnings Per Common Share	$1.77	$2.19	$2.39	$2.68	$2.48

Pro forma earnings, assuming nonamortization of goodwill provision of FAS 142 adopted on January 1, 1998:
Net earnings		$124,612	$127,094	$139,635	$122,793
Earnings per diluted share		$2.59	$2.71	$2.97	$2.63

Cash Dividends Per Common Share	$0.58	$0.56	$0.54	$0.52	$0.50

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$21,387	$19,696	$16,750	$21,899	$18,978
Current assets — other	504,762	476,536	408,251	381,466	350,410
Property, plant and equipment, net	1,067,576	1,082,189	914,072	846,993	777,528
Goodwill, net	577,449	571,186	374,994	375,327	348,026
Other intangibles, net	31,972	35,782	34,462	31,497	27,952
Other noncurrent assets	55,384	39,191	92,910	85,392	65,695

Total	$2,258,530	$2,224,580	$1,841,439	$1,742,574	$1,588,589

Current liabilities — other	$186,438	$187,547	$143,958	$142,974	$136,576
Current maturities of long-term debt and commercial paper	11,389	4,490	45,155	39,722	15,657
Long-term debt and commercial paper	733,471	797,385	601,580	602,011	602,113
Pension and postretirement benefits	101,796	81,650	84,950	85,839	76,209
Noncurrent deferred income taxes	108,496	102,664	86,563	81,857	75,623
Other noncurrent liabilities	33,930	28,632	15,947	16,165	14,712
Shareholders’ equity	1,083,010	1,022,212	863,286	774,006	667,699

Total	$2,258,530	$2,224,580	$1,841,439	$1,742,574	$1,588,589

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 53

Data for “2002 Aggregates Division Net Sales by State of Destination” graph on page 36

Aggregates Production and Sales

Location	% of Net Sales

Alabama	3%
Arkansas	6%
Bahamas	<1%
California	<1%
Florida	4%
Georgia	6%
Illinois	<1%
Indiana	4%
Iowa	6%
Kansas	2%
Kentucky	<1%
Louisiana	5%
Maryland	<1%
Minnesota	1%
Mississippi	2%
Missouri	2%
Nebraska	1%
Nevada	<1%
North Carolina	17%
Nova Scotia	<1%
Ohio	5%
Oklahoma	3%
South Carolina	4%
Tennessee	1%
Texas	19%
Virginia	2%
Washington	<1%
West Virginia	2%
Wisconsin	<1%
Wyoming	1%

Aggregates Sales

Location	% of Net Sales

Colorado	<1%
Montana	<1%
New Jersey	<1%
Pennsylvania	<1%