Form 10-K, Exhibit 13
period 2003-12-31
MARTIN MARIETTA MATERIALS INC
filed 2004-03-15
CIK 916076

EXHIBIT 13.01

■ STATEMENT OF FINANCIAL RESPONSIBILITY

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

The Corporation’s management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements that document the Corporation’s business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the Code of Ethics and Standards of Conduct booklet and through ongoing education and review programs designed to create a strong commitment to ethical business practices.

The Audit Committee of the Board of Directors, which consists of five independent, nonemployee directors, meets periodically and separately with the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission and the New York Stock Exchange as they relate to the composition and practices of audit committees.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears on the following page.

/s/ Janice K. Henry
Janice K. Henry

Senior Vice President, Chief Financial Officer and Treasurer

Page 8	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS ■

Board of Directors and Shareholders
Martin Marietta Materials, Inc.

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note N to the consolidated financial statements, in 2003 the Corporation adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, and changed its method of accounting for asset retirement obligations. As discussed in Note B to the consolidated financial statements, in 2002 the Corporation adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and changed its method of accounting for intangible assets.

ERNST & YOUNG LLP

Raleigh, North Carolina
January 27, 2004

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 9

■ CONSOLIDATED STATEMENTS OF EARNINGS

for years ended December 31

(add 000, except per share)	2003	2002	2001
Net Sales	$1,500,686	$1,429,327	$1,394,112
Freight and delivery revenues	210,767	190,550	200,249

Total revenues	1,711,453	1,619,877	1,594,361

Cost of sales	1,200,923	1,139,687	1,098,819
Freight and delivery costs	210,767	190,550	200,249

Total cost of revenues	1,411,690	1,330,237	1,299,068

Gross Profit	299,763	289,640	295,293
Selling, general and administrative expenses	121,373	114,274	103,918
Research and development	612	369	556
Other operating (income) and expenses, net	(7,369)	(4,891)	(12,299)

Earnings from Operations	185,147	179,888	203,118
Interest expense	42,587	44,028	46,792
Other nonoperating (income) and expenses, net	429	11,476	3,777

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	142,131	124,384	152,549
Taxes on income	41,047	32,265	51,546

Earnings from Continuing Operations before Cumulative Effect of Change in Accounting Principle	101,084	92,119	101,003
(Loss) Gain on discontinued operations, net of related tax expense of $1,458, $14,190 and $1,531, respectively	(587)	5,696	4,359

Earnings before Cumulative Effect of Change in Accounting Principle	100,497	97,815	105,362
Cumulative effect of change in accounting for asset retirement obligations, net of related taxes of $4,498	(6,874)	—	—
Cumulative effect of change in accounting for intangible assets	—	(11,510)	—

Net Earnings	$93,623	$86,305	$105,362

Net Earnings Per Common Share
- Basic from continuing operations before cumulative effect of change in accounting principle	$2.06	$1.89	$2.11
- Discontinued operations	(0.01)	0.12	0.09

- Basic before cumulative effect of change in accounting principle	2.05	2.01	2.20
- Cumulative effect of change in accounting principle	(0.14)	(0.24)	—

	$1.91	$1.77	$2.20

- Diluted from continuing operations before cumulative effect of change in accounting principle	$2.06	$1.88	$2.10
- Discontinued operations	(0.01)	0.12	0.09

- Diluted before cumulative effect of change in accounting principle	2.05	2.00	2.19
- Cumulative effect of change in accounting principle	(0.14)	(0.23)	—

	$1.91	$1.77	$2.19

Weighted-Average Number of Common Shares Outstanding
- Basic	48,905	48,727	47,873
- Diluted	49,136	48,858	48,066

Cash Dividends Per Common Share	$0.69	$0.58	$0.56

Page 10	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS ■

at December 31

Assets (add 000)	2003	2002
Current Assets:
Cash and cash equivalents	$125,133	$14,498
Accounts receivable, net	234,578	232,884
Inventories, net	213,843	239,726
Current deferred income tax benefits	21,603	21,387
Other current assets	26,362	32,152

Total Current Assets	621,519	540,647

Property, plant and equipment, net	1,042,432	1,067,576
Goodwill	577,586	577,449
Other intangibles, net	25,142	31,972
Other noncurrent assets	63,414	55,384

Total Assets	$2,330,093	$2,273,028

Liabilities and Shareholders’ Equity (add 000, except parenthetical share data)
Current Liabilities:
Bank overdraft	$11,264	$14,802
Accounts payable	76,576	73,186
Accrued salaries, benefits and payroll taxes	29,287	30,374
Pension and postretirement benefits	36,176	14,794
Accrued insurance and other taxes	37,927	32,511
Income taxes	246	2,307
Current maturities of long-term debt	1,068	11,389
Other current liabilities	27,620	32,962

Total Current Liabilities	220,164	212,325

Long-term debt and commercial paper	717,073	733,471
Pension, postretirement and postemployment benefits	76,917	101,796
Noncurrent deferred income taxes	130,102	108,496
Other noncurrent liabilities	55,990	33,930

Total Liabilities	1,200,246	1,190,018

Shareholders’ Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 48,670,000 and 48,842,000 shares outstanding at December 31, 2003 and 2002, respectively)	486	488
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	435,412	447,153
Accumulated other comprehensive loss	(8,694)	(7,365)
Retained earnings	702,643	642,734

Total Shareholders’ Equity	1,129,847	1,083,010

Total Liabilities and Shareholders’ Equity	$2,330,093	$2,273,028

The notes on pages 14 to 28 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 11

■ CONSOLIDATED STATEMENTS OF CASH FLOWS

  for years ended December 31

(add 000)	2003	2002	2001
Cash Flows from Operating Activities:
Net earnings	$93,623	$86,305	$105,362
Cumulative effect of change in accounting principle	6,874	11,510	—

Earnings before cumulative effect of change in accounting principle	100,497	97,815	105,362
Adjustments to reconcile earnings to cash provided by operating activities:
Depreciation, depletion and amortization	139,606	138,696	154,635
Gains on sales of assets	(4,399)	(24,155)	(13,438)
Other items, net	(299)	1,124	756
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Deferred income taxes	22,629	24,489	14,356
Accounts receivable, net	(62)	(11,227)	(10,532)
Inventories, net	18,039	(14,329)	(7,809)
Accounts payable	4,047	(7,531)	8,968
Other assets and liabilities, net	(2,889)	(1,322)	645

Net Cash Provided by Operating Activities	277,169	203,560	252,943

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(120,638)	(152,680)	(194,386)
Acquisitions, net	(8,618)	(47,970)	(221,772)
Proceeds from divestitures of assets	29,478	97,731	49,460
Other investing activities, net	—	—	(3,487)

Net Cash Used for Investing Activities	(99,778)	(102,919)	(370,185)

Cash Flows from Financing Activities:
Repayments of long-term debt	(4,156)	(5,399)	(2,680)
Increase in long-term debt	—	—	250,078
Commercial paper and line of credit, net	(25,713)	(69,287)	(97,518)
Debt issue costs	—	—	(2,175)
Change in bank overdraft	(3,538)	(7,416)	7,021
Termination of interest rate swaps	12,581	—	—
Dividends paid	(33,714)	(28,278)	(26,927)
Repurchases of common stock	(13,253)	—	—
Issuances of common stock	1,037	640	2,621

Net Cash (Used for) Provided by Financing Activities	(66,756)	(109,740)	130,420

Net Increase (Decrease) in Cash and Cash Equivalents	110,635	(9,099)	13,178
Cash and Cash Equivalents, beginning of year	14,498	23,597	10,419

Cash and Cash Equivalents, end of year	$125,133	$14,498	$23,597

Page 12	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY ■

	Shares of			Accumulated Other		Total
	Common	Common	Additional	Comprehensive	Retained	Shareholders’
(add 000)	Stock	Stock	Paid-in Capital	Loss	Earnings	Equity
Balance at December 31, 2000	46,783	$468	$356,546	$—	$506,272	$863,286
Net earnings	—	—	—	—	105,362	105,362
Dividends declared	—	—	—	—	(26,927)	(26,927)
Issuances of common stock for acquisitions	1,684	17	77,309	—	—	77,326
Issuances of common stock for stock award plans	82	—	3,165	—	—	3,165

Balance at December 31, 2001	48,549	485	437,020	—	584,707	1,022,212
Net earnings	—	—	—	—	86,305	86,305
Minimum pension liability, net of tax	—	—	—	(7,365)	—	(7,365)

Comprehensive earnings						78,940
Dividends declared	—	—	—	—	(28,278)	(28,278)
Issuances of common stock for acquisitions	244	2	8,132	—	—	8,134
Issuances of common stock for stock award plans	49	1	2,001	—	—	2,002

Balance at December 31, 2002	48,842	488	447,153	(7,365)	642,734	1,083,010
Net earnings	—	—	—	—	93,623	93,623
Minimum pension liability, net of tax	—	—	—	(1,329)	—	(1,329)

Comprehensive earnings						92,294
Dividends declared	—	—	—	—	(33,714)	(33,714)
Issuances of common stock for stock award plans	159	1	3,273	—	—	3,274
Repurchases of common stock	(331)	(3)	(15,014)	—	—	(15,017)

Balance at December 31, 2003	48,670	$486	$435,412	$(8,694)	$702,643	$1,129,847

The notes on pages 14 to 28 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 13

■ NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Organization. Martin Marietta Materials, Inc. (the “Corporation”) is engaged principally in the construction aggregates business. Aggregates products are used primarily for construction of highways and other infrastructure projects in the United States, and in the domestic commercial and residential construction industries. The Corporation’s aggregates and asphalt products and ready mixed concrete are sold and shipped from a network of 353 quarries, distribution facilities and plants to customers in 31 states, Canada and the Caribbean. Texas, North Carolina, Georgia, Iowa and Indiana account for approximately 54% of total 2003 net sales. In addition, the Corporation has a Specialty Products segment which produces magnesia-based chemicals products used in industrial, agricultural and environmental applications; dolomitic lime sold primarily to customers in the steel industry; and structural composite products used in a wide variety of industries.

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

The Corporation is a minority member of certain limited liability companies whereby the majority members are paid preferred returns. Generally, the Corporation has the ability to redeem the majority members’ interests after the lapse of a specified number of years. One such redemption was exercised in January 2004 for $5,593,000.

Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. Such judgments affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition. Revenues for product sales are recognized when finished products are shipped to unaffiliated customers. Revenues for services are recognized when services are rendered. Revenues derived from the road paving business are recognized using the percentage completion method. Total revenues include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery charges billed to customers.

Cash and Cash Equivalents. Cash equivalents are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase. Additionally, at December 31, 2003 and 2002, cash of $10,440,000 and $6,814,000, respectively, was held in an unrestricted escrow account on behalf of the Corporation. These cash balances are reported in other noncurrent assets.

Customer Receivables. Customer receivables are stated at cost. The Corporation has not charged interest on customer accounts receivable.

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

The Corporation begins capitalizing quarry development costs at a point when reserves are determined as proven and probable, economically mineable by the Corporation’s geological and operational staff and when demand supports investment in the market. Quarry development costs are depreciated over periods up to thirty years.

Mineral reserves are valued at the present value of royalty payments, using a prevailing market royalty rate, that would have been incurred if the Corporation had leased the reserves as opposed to fee-ownership for the life of the reserves, not to exceed twenty years.

Depreciation is computed over estimated service lives, principally by the straight-line method. Depletion of mineral deposits is calculated over proven and probable reserves, by the units-of-production method on a quarry-by-quarry basis.

Repair and Maintenance Costs. Repair and maintenance costs that do not substantially extend the life of the Corporation’s plant and equipment are expensed as incurred.

Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually, as of October 1, for impairment in accordance with the provisions of Statement of Financial Accounting

Page 14	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). An interim review is performed between annual tests if facts or circumstances indicate potential impairment. If an impairment review indicates that the carrying value is impaired, a charge is recorded.

In accordance with FAS 142, leased mineral rights acquired in a business combination that have a royalty rate less than a prevailing market rate are recognized as intangible assets. The leased mineral rights are valued at the present value of the difference between the market royalty rate and the contractual royalty rate over the lesser of the life of the lease, not to exceed thirty years, or the amount of mineable reserves.

Other intangibles represent amounts assigned principally to contractual agreements and are amortized ratably over periods based on related contractual terms. The carrying value of other intangibles is reviewed if facts and circumstances indicate potential impairment. If this review determines that the carrying value is impaired, a charge is recorded.

Derivatives. The Corporation recognizes derivatives as either assets or liabilities in its consolidated balance sheets and measures those instruments at fair value. The Corporation’s derivatives are interest rate swaps, which represent fair value hedges. The Corporation’s objective for holding these derivatives is to balance its exposure to the fixed and variable interest rate markets. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), these hedges are considered perfectly effective, and no net gain or loss is recorded for changes in fair value of the interest rate swaps or the related debt.

Stock-Based Compensation. The Corporation has stock-based compensation plans for employees and directors, which are described more fully in Note K. The Corporation accounts for those plans under the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. For options granted under those plans with an exercise price equal to the market value of the stock on the date of grant, no compensation cost is recognized in net earnings as reported in the consolidated statements of earnings. Compensation cost is recognized in net earnings for awards granted under those plans with an exercise price less than the market value of the underlying common stock on the date of grant. Such costs are recognized ratably over the vesting period. The following table illustrates the effect on net earnings and earnings per share if the Corporation had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

years ended December 31
(add 000, except per share)	2003	2002	2001
Net earnings, as reported	$93,623	$86,305	$105,362
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	1,396	152	695
Deduct: Stock-based compensation expense determined under fair value for all awards, net of related tax effects	(5,847)	(6,755)	(6,980)

Pro forma net earnings	$89,172	$79,702	$99,077

Earnings per share:
Basic-as reported	$1.91	$1.77	$2.20

Basic-pro forma	$1.82	$1.64	$2.07

Diluted-as reported	$1.91	$1.77	$2.19

Diluted-pro forma	$1.81	$1.63	$2.06

The fair value for these stock-based plans was estimated as of the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions as of December 31:

	2003	2002	2001
Risk-free interest rate	4.00%	4.00%	4.90%
Dividend yield	1.60%	1.30%	1.20%
Volatility factor	26.40%	31.70%	34.40%
Expected life	7 years	7 years	7 years

Based on these assumptions, the weighted-average fair value of each award granted was $11.47, $12.90 and $17.45 for 2003, 2002 and 2001, respectively.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded awards which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected stock price volatility factor. Because awards under the Corporation’s stock-based plans are not traded awards, are not transferable, have vesting provisions and changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not provide a reliable single measure of the fair value of its stock-based plans.

Environmental Matters. The Corporation accounts for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”). In accordance with FAS 143, a liability for an asset retirement obligation is recorded at fair value in the period in which it is incurred (see Note N). The asset retirement

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 15

■ NOTES TO FINANCIAL STATEMENTS (CONTINUED)

obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset’s carrying amount.

Further, the Corporation records an accrual for other environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amounts can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. These costs are not discounted to their present value.

Income Taxes. Deferred income tax assets and liabilities on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Research and Development and Similar Costs. Research and development and similar costs are charged to operations as incurred.

Start-Up Costs. Preoperating costs and noncapital-related startup costs for new facilities and products are charged to operations as incurred.

Comprehensive Earnings. Comprehensive earnings for the Corporation consists of net earnings and, for 2003 and 2002, respectively, the $1,329,000 and $7,365,000 impact of a minimum pension liability, which is net of income tax benefits of $870,000 and $4,818,000, respectively.

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

(add 000)	2003	2002	2001
Basic Earnings per Common Share:
Weighted-average number of shares	48,905	48,727	47,873
Effect of Dilutive Securities:
Employee and Director awards	231	131	193

Diluted Earnings per Common Share:
Weighted-average number of shares and assumed conversions	49,136	48,858	48,066

Accounting Changes. On January 1, 2003, the Corporation adopted FAS 143 (see Note N).

On January 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 146, Obligations Associated with Disposal Activities (“FAS 146”). FAS 146 requires that a liability for a disposal obligation be recognized and measured at its fair value when it is incurred, including severance pay and other obligations. The adoption of FAS 146 had no impact on the Corporation’s net earnings or financial position.

On July 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The adoption of FAS 150 had no impact on the Corporation’s net earnings or financial position.

In 2003, the Corporation adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of certain guarantees, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. In accordance with FIN 45, at December 31, 2003, the Corporation has recorded a liability of $6,000,000 for a guarantee of debt of a limited liability company, of which it is a member.

Page 16	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 requires a new approach in determining if a reporting entity consolidates certain legal entities referred to as variable interest entities (“VIEs”), including joint ventures, limited liability companies and equity investments, in which it has invested. A VIE is an entity that has insufficient resources to finance the entity’s activities without receiving additional financial support from other parties and in which the investor does not have a controlling interest. Under FIN 46, consolidation of a VIE is required by the investor that absorbs a majority of the entity’s expected losses or receives a majority of the entity’s residual returns, or both. FIN 46 will be effective as of March 31, 2004 for the Corporation. The Corporation does not believe that it is reasonably possible that the adoption of FIN 46 will be material to its financial position or results of operations.

Reclassifications. Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 presentation. Gains and losses on accounts receivable and fixed asset sales and income and expenses related to the structural composite products business and other operating assets were reclassified from nonoperating earnings to operating earnings. Operating results related to divested locations were reclassified into discontinued operations (see Note C). Additionally, cash balances have been reclassified to include accounts with positive balances in cash and cash equivalents and accounts in an overdraft position as a bank overdraft on the consolidated balance sheets. The reclassifications had no impact on previously reported net earnings or financial position.

Note B: Intangible Assets

The following shows the changes in goodwill, all of which relate to the Aggregates segment, for the years ended December 31:

(add 000)	2003	2002
Balance at beginning of period	$577,449	$571,186
Acquisitions	5,242	41,325
Adjustments to purchase price allocations	(495)	(2,119)
Amounts allocated to divestitures	(4,610)	(21,433)
Impairment charge	—	(11,510)

Balance at end of period	$577,586	$577,449

The impairment charge in 2002 represented the cumulative effect of adopting FAS 142 and related to the road paving business reporting unit. This business was acquired as supplemental operations to larger acquisitions, does not represent a core business of the Corporation and has incurred operating losses since acquisition.

The fair value of this reporting unit was determined using a discounted cash flow model. At January 1, 2002, the carrying value of the reporting unit exceeded its fair value. The impairment charge represented all of the goodwill related to this reporting unit.

Intangible assets subject to amortization consist of the following at December 31:

(add 000)

	2003
	Gross	Accumulated
	Amount	Amortization	Net Balance
Noncompetition agreements	$30,410	$(18,605)	$11,805
Trade names	6,067	(2,091)	3,976
Supply agreements	900	(623)	277
Use rights and other	15,921	(7,037)	8,884

Total	$53,298	$(28,356)	$24,942

	2002
	Gross	Accumulated
	Amount	Amortization	Net Balance
Noncompetition agreements	$35,874	$(18,927)	$16,947
Trade names	8,561	(1,705)	6,856
Supply agreements	900	(540)	360
Use rights and other	13,942	(6,333)	7,609

Total	$59,277	$(27,505)	$31,772

At December 31, 2003 and 2002, the Corporation has water use rights of $200,000 that are deemed to have an indefinite life and are not being amortized.

During 2003 and 2002, the Corporation acquired $2,029,000 and $2,879,000, respectively, of other intangibles that are subject to amortization. The amount and weighted-average amortization periods for each major class of other intangible assets acquired are as follow:

(add 000, except for years)

	2003
	Amount	Weighted-Average Amortization Period
Licensing agreements	$2,029	5.4 years

	2002
	Amount	Weighted-Average Amortization Period
Noncompetition agreements	$1,708	6.4 years
Licensing agreements	1,171	6.8 years

Total	$2,879	6.6 years

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 17

■ NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Total amortization expense for intangible assets for 2003, 2002 and 2001 was $5,840,000, $6,102,000 and $28,393,000, respectively. Goodwill amortization expense was included in 2001.

The following presents the estimated amortization expense for intangible assets for each of the next five years and thereafter:

(add 000)
2004	$5,141
2005	4,148
2006	3,166
2007	2,117
2008	1,169
Thereafter	9,201

Total	$24,942

In accordance with FAS 142, effective January 1, 2002, the Corporation discontinued the amortization of goodwill. The following pro forma information presents the results of operations for 2001 as if FAS 142 had been adopted on January 1, 2001:

(add 000)
Earnings before taxes on income, as reported	$158,439
Goodwill amortization	22,394

Earnings before taxes on income	180,833
Income tax expense	56,221

Net earnings	$124,612

Earnings per diluted share	$2.59

Note C: Business Combinations and Divestitures

In 2003, the Corporation disposed of various nonstrategic operations in markets in Alabama, Ohio, Missouri, West Virginia, Louisiana and Texas. These divestitures resulted in discontinued operations, and, therefore, the results of all divested operations through the dates of disposal and any gain or loss on disposals are included in discontinued operations on the consolidated statements of earnings. The results of discontinued operations for 2002 and 2001 have been reclassified, as required, to conform to the 2003 presentation. In 2003, 2002 and 2001, the discontinued operations included net sales of $37,183,000, $68,853,000 and $113,223,000, respectively, and pretax earnings of $871,000, $19,886,000 and $5,890,000, respectively. These pretax earnings include a net gain on disposals of $1,794,000 and $21,621,000 in 2003 and 2002, respectively.

During 2003, the Corporation acquired the remaining interest in an LLC from a majority member for $9,113,000. The Corporation, also in 2003, finalized the purchase price allocation of the six transactions completed in 2002. The adjustments to purchase price allocations decreased goodwill by $495,000.

As of May 1, 2001, the Corporation completed the sale of certain of its assets related to the Magnesia Specialties refractories business to a subsidiary of Minerals Technologies Inc. for $34,000,000. The Corporation recognized a gain of $8,936,000, which is included in other operating income and expenses, net, on the sale of these assets after the write-down of certain retained refractories assets, including assets at the Magnesia Specialties’ Manistee, Michigan operating facility, as the facility was repositioned to focus on production of chemicals products. The refractories business contributed $26,774,000 in 2001 to Magnesia Specialties’ net sales.

Note D: Accounts Receivable, Net

December 31
(add 000)	2003	2002
Customer receivables	$231,308	$230,098
Other current receivables	8,466	11,068

	239,774	241,166
Less allowances	(5,196)	(8,282)

Total	$234,578	$232,884

During 2003, the Corporation decreased its allowance for doubtful accounts based on its recent experience for bad debts. The change in allowance increased net income by approximately $1,900,000, or $0.04 per diluted share.

Note E: Inventories, Net

December 31
(add 000)	2003	2002
Finished products	$183,479	$212,694
Products in process and raw materials	12,535	8,967
Supplies and expendable parts	23,819	23,724

	219,833	245,385
Less allowances	(5,990)	(5,659)

Total	$213,843	$239,726

Note F: Property, Plant and Equipment, Net

December 31
(add 000)	2003	2002
Land and improvements	$280,926	$262,395
Mineral deposits	184,955	183,217
Buildings	80,571	79,593
Machinery and equipment	1,611,403	1,532,204
Construction in progress	47,610	89,071

	2,205,465	2,146,480
Less allowances for depreciation and depletion	(1,163,033)	(1,078,904)

Total	$1,042,432	$1,067,576

Page 18	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

Depreciation and depletion expense was $133,090,000, $131,926,000 and $125,642,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Interest cost of $1,875,000, $3,788,000 and $6,040,000 was capitalized during 2003, 2002 and 2001, respectively.

At December 31, 2003 and 2002, $76,435,000 and $79,507,000, respectively, of the Corporation’s fixed assets were located in foreign countries, principally the Bahamas.

Note G: Long-Term Debt

December 31
(add 000)	2003	2002
6.875% Notes, due 2011	$249,773	$249,750
5.875% Notes, due 2008	212,251	209,143
6.9% Notes, due 2007	124,976	124,971
7% Debentures, due 2025	124,265	124,251
Commercial Paper, interest rates ranging from 1.50% to 1.65%	—	20,000
Line of credit, interest rate of 1.94%	—	5,713
Acquisition notes, interest rates ranging from 3.79% to 9.00%	5,916	10,849
Other notes	960	183

Total	718,141	744,860
Less current maturities	(1,068)	(11,389)

Long-term debt	$717,073	$733,471

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

During August 1997, the Corporation offered and sold the 6.9% Notes at 99.7% of their principal amount of $125,000,000. The effective interest rate on these securities is 7.00%. The Notes, which are publicly traded, mature on August 15, 2007.

The 7% Debentures were sold at 99.3% of their principal amount of $125,000,000 in December 1995. The effective interest rate on these securities is 7.12%. The Debentures, which are publicly traded, mature on December 1, 2025.

These Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. None are redeemable prior to their respective maturity dates.

In May 2002, the Corporation entered into interest rate swap agreements related to $100 million of the Notes due in 2008. The swaps were with four separate financial institutions, each agreement covering $25 million of the Notes. The Corporation received a 5.875% fixed annual interest rate and paid a floating annual rate equal to six-month London Interbank Offer Rate (“LIBOR”) plus an average of 0.235%. The terms of the swaps and the related Notes match and other necessary conditions of FAS 133 were met. Therefore, the hedges were considered perfectly effective and qualified for the shortcut method of accounting. The Corporation was required to record the fair value of the swaps and the corresponding change in the fair value of the related Notes in its consolidated financial statements. At December 31, 2002, the fair value of these interest rate swaps was $9,821,000. A corresponding amount is included in other noncurrent assets on the consolidated balance sheet.

In May 2003, the Corporation terminated its interest rate swap agreements and received a cash payment of $12,581,000, which represented the fair value of the swaps on the date of termination. The Corporation also received accrued interest of $2,152,000, which represented the difference between the fixed interest rate received and the variable interest paid from the previous interest payment date to the termination date. In accordance with generally accepted accounting principles, the carrying amount of the related Notes on the date of termination, which includes adjustments for changes in the fair value of the debt while the swaps were in effect, will be accreted back to its par value over the remaining life of the Notes. The accretion will decrease annual interest expense by approximately $2,000,000 until the maturity of the Notes in 2008. At December 31, 2003, the unamortized value of the terminated swaps was $11,393,000.

In August 2003, the Corporation entered into new interest rate swap agreements related to $100 million of the Notes due in 2008. The swaps were with four separate financial institutions, each agreement covering $25 million of the Notes. The Corporation received a 5.875% fixed annual interest rate and paid a floating annual rate equal to six-month LIBOR plus 1.50%. The terms of the swaps and the related Notes match and other necessary conditions of FAS 133 have been met. Therefore, the hedges are considered perfectly effective and qualify for the shortcut method of accounting. The Corporation is required to

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 19

■ NOTES TO FINANCIAL STATEMENTS (CONTINUED)

record the fair value of the swaps and the corresponding change in the fair value of the related Notes in its consolidated financial statements. At December 31, 2003, the fair value of these interest rate swaps is $1,437,000. A corresponding amount is included in other noncurrent assets on the consolidated balance sheet.

The Corporation has a $275,000,000 five-year revolving credit agreement (the “Credit Agreement”), which is syndicated with a group of domestic and foreign commercial banks and expires in August 2006. Borrowings under the Credit Agreement are unsecured and bear interest, at the Corporation’s option, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of a LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Credit Agreement contains restrictive covenants relating to the Corporation’s debt-to-total capitalization ratio, requirements for limitations on encumbrances and provisions that relate to certain changes in control. The Corporation pays an annual loan commitment fee to the bank group. No borrowings were outstanding under the Credit Agreement at December 31, 2003 and 2002.

The Credit Agreement supports a $275,000,000 commercial paper program, none of which was outstanding at December 31, 2003. Commercial paper borrowings of $20,000,000 were outstanding at December 31, 2002. Such borrowings were classified as long-term debt on the Corporation’s consolidated balance sheet based on management’s ability to maintain this debt outstanding for at least one year.

Excluding interest rate swaps, the Corporation’s long-term debt maturities for the five years following December 31, 2003, and thereafter are:

(add 000)
2004	$1,068
2005	971
2006	1,035
2007	125,777
2008	200,000
Thereafter	376,460

Total	$705,311

Note H: Financial Instruments

In addition to interest rate swaps and publicly registered long-term notes and debentures, the Corporation’s financial instruments include temporary cash investments, customer accounts and notes receivable, bank overdraft, commercial paper and other borrowings.

Temporary cash investments are placed with creditworthy financial institutions, primarily in money market funds and Euro-time deposits. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

Customer receivables are due from a large number of customers who are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in certain states (see Note A). At December 31, 2003 and 2002, the Corporation had no significant concentrations of credit risk. The estimated fair values of customer receivables approximate their carrying amounts.

The bank overdraft represents the float of outstanding checks. The estimated fair value of the bank overdraft approximates its carrying value.

The estimated fair value of the Corporation’s publicly registered long-term notes and debentures at December 31, 2003 was approximately $778,878,000 compared with a carrying amount of $698,435,000 on the consolidated balance sheet. The estimated fair value and carrying amount exclude the impact of interest rate swaps. The fair value of this long-term debt was estimated based on quoted market prices for those instruments publicly traded. The estimated fair value of other borrowings approximate their carrying amounts.

The carrying values and fair values of the Corporation’s financial instruments at December 31 are as follow:

	2003
(add 000)	Carrying Value	Fair Value
Cash and cash equivalents	$125,133	$125,133
Accounts receivable, net	$234,578	$234,578
Bank overdraft	$11,264	$11,264
Long-term debt, excluding interest rate swaps	$705,311	$785,754
Interest rate swaps	$1,437	$1,437

	2002
(add 000)	Carrying Value	Fair Value
Cash and cash equivalents	$14,498	$14,498
Accounts receivable, net	$232,884	$232,884
Bank overdraft	$14,802	$14,802
Long-term debt, excluding interest rate swaps	$735,039	$805,127
Interest rate swaps	$9,821	$9,821

Page 20	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

Note I: Income Taxes

The components of the Corporation’s tax expense on income from continuing operations are as follow:

years ended December 31
(add 000)	2003	2002	2001
Federal income taxes:
Current	$13,302	$4,088	$33,241
Deferred	20,818	22,090	7,366

Total federal income taxes	34,120	26,178	40,607

State income taxes:
Current	2,347	996	6,890
Deferred	3,421	4,130	1,809

Total state income taxes	5,768	5,126	8,699

Foreign income taxes:
Current	1,159	961	2,240

Total provision	$41,047	$32,265	$51,546

The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(10.5)	(14.3)	(7.2)
State income taxes	2.6	2.7	3.7
Goodwill amortization	—	—	3.3
Effect of foreign operations	0.6	2.1	1.3
Partnership interest	—	—	(2.7)
Other items	1.2	0.4	0.4

Effective tax rate	28.9%	25.9%	33.8%

The principal components of the Corporation’s deferred tax assets and liabilities at December 31 are as follow:

	Deferred
	Assets (Liabilities)
(add 000)	2003	2002
Property, plant and equipment	$(141,982)	$(131,025)
Goodwill and other intangibles	(12,977)	(6,628)
Employee benefits	23,186	30,296
Valuation and other reserves	6,974	11,113
Other items, net	10,612	4,317

Total	$(114,187)	$(91,927)

Additionally, the Corporation has a deferred tax asset of $5,688,000 and $4,818,000 at December 31, 2003 and 2002, respectively, related to its minimum pension liability. Deferred tax assets and liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes pursuant to FAS 142 and, for 2002, the write-off of certain intangible assets for income tax purposes that were previously written off for financial reporting purposes.

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

The Corporation has tax credit carryforwards of approximately $5,100,000 at December 31, 2003, which do not expire. The Corporation does not believe a valuation allowance is required at December 31, 2003 or 2002.

Note J: Retirement Plans, Postretirement and Postemployment Benefits

Defined Benefit Plans. The Corporation sponsors defined benefit retirement plans that cover substantially all employees. The assets of the Corporation’s retirement plans are held in the Corporation’s Master Retirement Trust and are invested in listed stocks, bonds and cash equivalents. Defined benefit retirement plans for salaried employees provide benefits based on each employee’s years of service and average compensation for a specified period of time before retirement. Defined benefit retirement plans for hourly employees generally provide benefits of stated amounts for specified periods of service.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 21

■ NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Corporation’s defined benefit retirement plans comply with three principal standards: the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements; FAS 87; and Statement of Financial Accounting Standards No. 132, Employers’ Disclosures About Pensions and Other Postretirement Benefits, as revised, which establish rules for financial reporting. FAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy. The measurement date for the Corporation’s defined benefit plans is December 31.

The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)	2003	2002	2001
Components of net periodic benefit cost:
Service cost	$9,073	$9,352	$8,284
Interest cost	14,437	13,463	11,950
Expected return on assets	(10,648)	(12,826)	(14,114)
Amortization of:
Prior service cost	605	617	617
Actuarial loss (gain)	1,634	48	(1,006)
Transition asset	1	(14)	(357)

Net periodic benefit cost	15,102	10,640	5,374
Curtailment gain	—	—	(1,472)

Total net periodic benefit cost	$15,102	$10,640	$3,902

The Corporation realized a curtailment gain of $1,472,000 related to the 2001 sale of the refractories business of Martin Marietta Magnesia Specialties.

The defined benefit plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follow:

years ended December 31
(add 000)	2003	2002
Change in benefit obligation:
Net benefit obligation at beginning of year	$207,512	$174,627
Service cost	9,073	9,352
Interest cost	14,437	13,463
Actuarial loss	26,806	18,610
Plan amendments	—	(55)
Gross benefits paid	(8,669)	(8,485)

Net benefit obligation at end of year	$249,159	$207,512

years ended December 31
(add 000)	2003	2002
Change in plan assets:
Fair value of plan assets at beginning of year	$126,091	$147,094
Actual return on plan assets, net	27,090	(12,565)
Employer contributions	21,058	47
Gross benefits paid	(8,669)	(8,485)

Fair value of plan assets at end of year	$165,570	$126,091

December 31
(add 000)	2003	2002
Funded status of the plan at end of year	$(83,589)	$(81,421)
Unrecognized net actuarial loss	51,452	42,959
Unrecognized prior service cost	2,997	3,602
Unrecognized net transition asset	(20)	(19)
Minimum pension liability	(17,359)	(15,767)

Accrued benefit cost	$(46,519)	$(50,646)

December 31
(add 000)	2003	2002
Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$207	$186
Accrued benefit cost	(29,367)	(35,065)
Accrued minimum pension liability	(17,359)	(15,767)

Net amount recognized at end of year	$(46,519)	$(50,646)

The Corporation recorded an intangible asset of $2,977,000 and $3,584,000 and accumulated other comprehensive loss, net of applicable taxes, of $8,694,000 and $7,365,000 at December 31, 2003 and 2002, respectively, related to the minimum pension liability. The intangible asset is included in other noncurrent assets.

The accumulated benefit obligation for all defined benefit pension plans was $212,079,000 and $176,629,000 at December 31, 2003 and 2002, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $248,638,000, $211,746,000 and $165,020,000, respectively, at December 31, 2003, and $207,100,000, $176,416,000 and $125,586,000, respectively, as of December 31, 2002.

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2003	2002
Discount rate	6.25%	6.75%
Rate of increase in future compensation levels	5.00%	5.00%

Page 22	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

Weighted-average assumptions used to determine net periodic retirement benefit cost for years ended December 31 are:

	2003	2002
Discount rate	6.75%	7.25%
Rate of increase in future compensation levels	5.00%	5.00%
Expected long-term rate of return on assets	8.25%	9.00%

The expected long-term rate of return on assets to determine net cost for the year ended December 31, 2003 is net of investment charges. For the year ended December 31, 2002, pension expense was calculated assuming a 9.00% expected return on assets and a reserve for investment charges which resulted in a net expected return of 8.25%. The Corporation’s expected long-term rate of return on assets is based on historical rates of return for a similar mix of invested assets.

The pension plan asset allocation at December 31, 2003 and 2002 and target allocation for 2004 by asset category are as follow:

	Percent of Plan Assets
	Target	December 31
Asset Category	Allocation	2003	2002
Equity securities	60%	63%	54%
Debt securities	39%	37%	44%
Cash	1%	—	2%

Total	100%	100%	100%

The Corporation’s investment strategy for pension plan assets is for approximately two-thirds of the equity investments to be invested in a large capitalization index fund. The remaining third of the equity investments is invested in small capitalization and international funds. Fixed income investments are invested in funds with the objective of matching the return of the Lehman Brothers Bond Index.

In January 2004, the Corporation made a voluntary pension plan contribution of $32,000,000. The Corporation does not expect to make any additional pension plan contributions in 2004.

Postretirement Benefits. The Corporation provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses (and Medicare Part B reimbursement) and retiree life insurance. The measurement date for these plans is December 31. The net periodic postretirement benefit cost of postretirement plans included the following components:

years ended December 31
(add 000)	2003	2002	2001
Components of net periodic benefit cost:
Service cost	$687	$675	$791
Interest cost	4,068	3,582	4,203
Amortization of:
Prior service cost	(720)	(569)	(483)
Actuarial loss (gain)	212	(263)	(112)

Net periodic benefit cost	4,247	3,425	4,399
Curtailment charge	—	—	115
Settlement gain	—	—	(471)

Total net periodic benefit cost	$4,247	$3,425	$4,043

The postretirement health care plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follow:

years ended December 31
(add 000)	2003	2002
Change in benefit obligation:
Net benefit obligation at beginning of year	$63,370	$58,649
Service cost	687	675
Interest cost	4,068	3,582
Participants’ contributions	578	384
Plan amendments	(8,878)	—
Actuarial loss	4,777	4,015
Gross benefits paid	(4,192)	(3,935)

Net benefit obligation at end of year	$60,410	$63,370

years ended December 31
(add 000)	2003	2002
Change in plan assets:
Fair value of plan assets at beginning of year	$0	$0
Employer contributions	3,614	3,551
Participants’ contributions	578	384
Gross benefits paid	(4,192)	(3,935)

Fair value of plan assets at end of year	$0	$0

December 31
(add 000)	2003	2002
Funded status of the plan at end of year	$(60,410)	$(63,370)
Unrecognized net actuarial loss	10,623	5,756
Unrecognized prior service cost	(14,910)	(6,753)

Accrued benefit cost	$(64,697)	$(64,367)

December 31
(add 000)	2003	2002
Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit cost	$(64,697)	$(64,367)

Net amount recognized at end of year	$(64,697)	$(64,367)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 23

■ NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2003	2002
Discount rate	6.25%	6.75%

Weighted-average assumptions used to determine net postretirement benefit cost for years ended December 31 are:

	2003	2002
Discount rate	6.75%	7.25%

Assumed health care cost trend rate at December 31:

	2003	2002
Health care cost trend rate assumed for next year	11.0%	12.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2010	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)
Total service and interest cost components	$339	$(289)
Postretirement benefit obligation	$3,904	$(3,373)

The Corporation’s estimate of its contributions to its postretirement health care plans in 2004 is approximately $4,000,000.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted on December 8, 2003. The Act provides a voluntary prescription drug benefit under the Social Security Act, with benefits beginning January 1, 2006. The Act also provides for the government to pay a special subsidy to employers who sponsor retiree prescription drug plans, provided certain conditions are met. The Corporation offers prescription drug coverage to its retirees as part of its postretirement benefits. As allowed by Financial Staff Position No. FAS 106-1, the Corporation has elected to defer reflecting any adjustment related to the impact of the Act in its accumulated postretirement benefit obligation at December 31, 2003. Specific authoritative guidance on accounting for the federal subsidy is pending and could require a plan sponsor to change previously reported information.

Defined Contribution Plans. The Corporation maintains three defined contribution plans which cover substantially all employees. These plans, intended to be qualified under Section 401 (a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $4,516,000 in 2003, $4,705,000 in 2002 and $4,846,000 in 2001.

Postemployment Benefits. The Corporation provides certain benefits to former or inactive employees after employment but before retirement, such as workers’ compensation and disability benefits. The Corporation has accrued postemployment benefits of $1,877,000 and $1,577,000 at December 31, 2003 and 2002, respectively.

Note K: Stock Options and Award Plans

The shareholders approved, on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan (the “Plan”), as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). In connection with the Plans, the Corporation was authorized to repurchase up to 6,007,000 shares of the Corporation’s common stock for issuance under the Plans.

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

The following table includes summary information for stock options for employees and nonemployee director awards.

Page 24	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

	Number of	Weighted-
	Options	Average
	Outstanding	Exercise Price
Balance at December 31, 2000	1,836,657	$40.41
Granted	528,000	$43.54
Exercised	(68,502)	$25.40
Terminated	(9,731)	$45.01

Balance at December 31, 2001	2,286,424	$41.61
Granted	552,000	$36.55
Exercised	(30,167)	$25.74
Terminated	(55,751)	$46.22

Balance at December 31, 2002	2,752,506	$40.68
Granted	532,750	$38.32
Exercised	(52,799)	$24.73
Terminated	(52,584)	$41.15

December 31, 2003	3,179,873	$40.80

Exercise prices for options outstanding as of December 31, 2003, ranged from $20.00 to $63.44. The weighted-average remaining contractual life of those options is 6.7 years. Approximately 2,171,000, 1,738,000 and 1,344,000 outstanding options were exercisable at December 31, 2003, 2002 and 2001, respectively. The weighted-average exercise price of outstanding exercisable options at December 31, 2003 is $41.47.

The following table summarizes information for options outstanding and exercisable at December 31, 2003.

Options Outstanding
		Weighted-	Weighted-
Range of	Number of	Average	Average
Prices	Shares	Remaining Life	Exercise Price
$20.00-$24.25	264,252	1.9	$22.27
$32.37-$48.75	2,891,621	7.1	$42.07
$51.50-$63.44	24,000	5.8	$57.47

Options Exercisable
		Weighted-	Weighted-
Range of	Number of	Average	Average
Prices	Shares	Remaining Life	Exercise Price
$20.00-$24.25	264,252	1.9	$22.27
$32.37-$48.75	1,883,121	6.1	$43.97
$51.50-$63.44	24,000	5.8	$57.47

Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Corporation’s common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive stock plan at certain minimum levels. Stock unit awards representing 47,680, 38,452 and 38,222 shares of the Corporation’s common stock were awarded in 2003, 2002 and 2001, respectively. The weighted-average grant-date fair value of these awards was $28.15, $43.91 and $40.46, respectively.

Participants earn the right to receive their respective shares at the discounted value generally at the end of a 35-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period, with the exception of dividends that are paid on the units during the vesting period.

In 2003 and 2001, the Corporation granted 192,793 and 56,254, respectively, restricted stock awards under the Plans to a group of executive officers and key personnel. The weighted-average grant-date fair value of these awards was $40.64 and $31.98 for 2003 and 2001, respectively. Certain restricted stock awards are based on specific common stock performance criteria over a specified period of time. In addition, certain awards were granted to individuals to encourage retention and motivate key employees. These awards generally vest if the executive is continuously employed on December 1 in the year that is immediately preceding three or five years from the date of grant, upon turning age 62 or on the sixth anniversary from the date of grant.

At December 31, 2003, there are approximately 1,877,000 awards available for grant under the Plans.

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

Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 100,000 shares of common stock are reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 16,941, 14,080 and 9,731 shares of the Corporation’s common stock under this plan during 2003, 2002 and 2001, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 25

■ NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note L: Leases

Total lease expense for all operating leases was $55,665,000, $53,950,000 and $43,803,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. Total royalties, principally for leased properties, were $33,362,000, $31,155,000 and $29,087,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2003 are as follow:

(add 000)
2004	$34,189
2005	31,707
2006	28,534
2007	27,723
2008	21,198
Thereafter	57,619

Total	$200,970

Note M: Shareholders’ Equity

The authorized capital structure of the Corporation includes 10,000,000 shares of preferred stock with par value of $0.01 a share. 100,000 shares of Class A Preferred Stock have been reserved in connection with the Corporation’s Shareholders Rights Plan. In addition, the capital structure includes 100,000,000 shares of common stock, with a par value of $0.01 a share. Approximately 5,600,000 common shares have been reserved for issuance under benefit and stock-based incentive plans. At December 31, 2003 and 2002, there were 1,215 and 1,286, respectively, shareholders of record.

Approximately 6,000,000 shares of the Corporation’s common stock are authorized to be repurchased under various stock-based compensation and common stock purchase plans and are outstanding under the Board’s authorization. During 2003, the Corporation repurchased 331,100 shares of its common stock at public market prices at various purchase dates. There were no shares repurchased in 2002 or 2001.

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

Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its aggregates mining process. Effective January 1, 2003, the Corporation adopted FAS 143. The cumulative effect of the adoption was a charge of $6,874,000, or $0.14 per diluted share, which is net of a $4,498,000 income tax benefit.

The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2003 were $1,692,000 and are included in other operating income and expenses, net, on the consolidated statements of earnings.

The provisions of FAS 143 require the projected estimated reclamation obligation to include a market risk premium which represents the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future. However, due to the average remaining quarry life exceeding 50 years at current production rates and the nature of quarry reclamation work, the Corporation believes that it is impractical for external parties to agree to a fixed price today. Therefore, a market risk premium has not been included in the reclamation liabilities.

The following shows the changes in the asset retirement obligations for 2003:

(add 000)
Balance at January 1	$18,122
Accretion expense	1,028
Liabilities incurred	763
Liabilities settled	(284)

Balance at December 31	$19,629

The following pro forma information presents net earnings, excluding the cumulative effect of the accounting change, and the asset retirement obligation as if FAS 143 had been adopted on January 1, 2001:

Page 26	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

(add 000, except per share)	2002	2001
Net earnings	$85,198	$104,666

Earnings per diluted share	$1.74	$2.18

Asset Retirement Obligation
January 1, 2001	$12,789
December 31, 2001	$17,425
December 31, 2002	$18,122

Other Environmental Matters. The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation’s operations, may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation’s operations, and such permits are subject to modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental remediation liability is inherent in the operation of the Corporation’s businesses, as it is with other companies engaged in similar businesses. The Corporation has no material provisions for environmental remediation liabilities and does not believe that it is reasonably possible that such liabilities will have a material adverse effect on the Corporation in the future.

Insurance Reserves and Letters of Credit. The Corporation has insurance coverage for workers’ compensation, automobile liability and general liability claims with deductibles ranging from $250,000 to $1,500,000. The Corporation is also self-insured for health claims. During 2003, the Corporation decreased its accrual for incurred but not reported health claims. The change in estimate increased net earnings for the year by approximately $1,150,000, or $0.02 per diluted share, and was based on the Corporation’s recent claims experience. At December 31, 2003 and 2002, reserves of approximately $26,400,000 and $25,200,000, respectively, were recorded for all such insurance claims. In connection with these workers’ compensation and automobile and general liability insurance deductibles, the Corporation has entered into standby letter of credit agreements of $17,607,000 at December 31, 2003.

Surety Bonds. In the normal course of business, the Corporation is contingently liable for $135,384,000 in surety bonds required by certain states and municipalities, and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits and guarantee the Corporation’s own performance. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments. Three of these bonds, totaling $45,617,000, or 34% of all outstanding surety bonds, relate to specific performance for road construction projects currently underway.

Employees. Approximately 13% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees.

Note O: Business Segments

The Corporation conducts its operations through two reportable business segments: Aggregates and Specialty Products. The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Earnings from operations are net sales less cost of sales; selling, general and administrative expenses; and research and development expenses; include other operating income and expenses; and exclude interest expense and other nonoperating income and expenses. Assets employed by segment include assets directly identified with those operations. Corporate headquarters’ assets consist primarily of cash and cash equivalents, and property, plant and equipment for corporate operations, principally related to the new information systems. All debt, and the related interest expense, is held at corporate headquarters. Property additions includes property, plant and equipment that has been purchased through acquisitions in the amount of $2,913,000, in 2003; $23,611,000 in 2002; and $118,365,000 in 2001.

The following tables display selected financial data for the Corporation’s reportable business segments for each of the three years in the period ended December 31, 2003. The product lines, asphalt, ready mixed concrete, construction and other, are combined into the aggregates segment because these lines are considered internal customers of the core aggregates business. The Specialty Products segment includes the Magnesia Specialties and Structural Composites businesses.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 27

■ NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Selected Financial Data by Business Segment

years ended December 31
(add 000)

	2003	2002	2001
Total revenues
Aggregates	$1,617,040	$1,539,834	$1,486,646
Specialty Products	94,413	80,043	107,715

Total	$1,711,453	$1,619,877	$1,594,361

Net sales
Aggregates	$1,412,356	$1,353,820	$1,292,956
Specialty Products	88,330	75,507	101,156

Total	$1,500,686	$1,429,327	$1,394,112

Gross profit
Aggregates	$290,209	$278,880	$281,261
Specialty Products	9,554	10,760	14,032

Total	$299,763	$289,640	$295,293

Selling, general and administrative expenses
Aggregates	$113,423	$106,864	$93,303
Specialty Products	7,950	7,410	10,615

Total	$121,373	$114,274	$103,918

Earnings from operations
Aggregates	$185,055	$177,238	$191,461
Specialty Products	92	2,650	11,657

Total	$185,147	$179,888	$203,118

Assets employed
Aggregates	$2,034,346	$2,115,335	$2,107,873
Specialty Products	76,805	66,128	69,241
Corporate headquarters	218,942	91,565	69,684

Total	$2,330,093	$2,273,028	$2,246,798

Depreciation, depletion and amortization
Aggregates	$127,743	$128,078	$145,488
Specialty Products	5,544	5,473	6,471
Corporate headquarters	6,319	5,145	2,676

Total	$139,606	$138,696	$154,635

Property additions
Aggregates	$115,031	$162,116	$287,954
Specialty Products	5,236	2,654	2,411
Corporate headquarters	3,284	11,521	22,386

Total	$123,551	$176,291	$312,751

The following table displays total revenues by product line for each of the three years ended December 31, 2003:

years ended December 31
(add 000)

	2003	2002	2001
Total revenues
Aggregates	$1,438,021	$1,351,163	$1,295,313
Asphalt	85,232	88,061	91,598
Ready Mixed Concrete	31,005	29,114	28,019
Road Paving	51,634	60,457	59,864
Other	11,148	11,039	11,852

Total Aggregates segment	1,617,040	1,539,834	1,486,646
Specialty Products	94,413	80,043	107,715

Total	$1,711,453	$1,619,877	$1,594,361

Note P: Supplemental Cash Flow Information

The following presents supplemental cash flow information for the years ended December 31:

(add 000)	2003	2002	2001
Cash paid for interest	$46,813	$47,082	$47,478
Cash paid for taxes	$14,832	$25,355	$42,126
Noncash investing and financing activities:
Exchange of quarries	$—	$10,500	$—
Value of common stock issued in connection with acquisitions	$—	$9,718	$77,976
Debt assumed in connection with acquisitions	$—	$7,500	$5,140
Notes receivable issued in connection with divestitures	$10,273	$5,645	$—

The following presents the components of the change in other assets and liabilities, net, for the years ended December 31:

(add 000)	2003	2002	2001
Other current and noncurrent assets	$(6,216)	$(2,461)	$5,551
Accrued salaries, benefits and payroll taxes	510	(1,584)	(2,042)
Accrued insurance and other taxes	5,261	246	2,238
Accrued income taxes	5,800	(2,422)	(4,217)
Accrued pension, postretirement and postemployment benefits	(6,687)	12,071	6,186
Other current and noncurrent liabilities	(1,557)	(7,172)	(7,071)

Total	$(2,889)	$(1,322)	$645

Page 28	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL  ■
CONDITION AND RESULTS OF OPERATIONS

INTRODUCTORY OVERVIEW

Martin Marietta Materials, Inc. (the “Corporation”) is the nation’s second largest producer of construction aggregates and a leading producer of magnesia-based chemicals. The Corporation is also developing structural composite products for use in a wide variety of industries. In evaluating the Corporation’s financial condition and operating results, management considers each of the factors described below.

Economic Considerations

The construction aggregates business is a commodity-like business that is cyclical and dependent on activity within the construction marketplace. The principal end-users are in public infrastructure (e.g., highways, bridges, schools, prisons), commercial and residential construction markets. As discussed further under the section, Aggregates Industry and Corporation Trends, on pages 34 and 35, end-user markets respond to changing economic conditions in different ways. Public infrastructure construction is typically more stable than commercial and residential construction due to funding from federal and state governments. Commercial and residential construction levels typically move in a direct relationship with economic cycles.

The industry and the Corporation are focusing, in the near term, on passage of a new federal highway program. As discussed under the section, Federal and State Highway Appropriations, on pages 37 through 39, management believes that a federal highway program funding bill will be approved at a higher level than the recently expired bill. However, the debate on funding levels, terms and duration will continue through mid-year 2004 and possibly longer.

Currently, in spite of a stagnant economy, residential construction has remained strong, supported by low mortgage interest rates, while commercial construction is at a low level, matching economic conditions. Management does not expect significant commercial construction recovery until late 2004 or, more probably, 2005.

In 2003, the Corporation shipped 191.6 million tons of aggregates to customers in 31 states, in addition to Canada and the Bahamas, from 328 quarries and distribution yards. Additionally, the Corporation sells asphalt and ready mixed concrete from 25 plants. While the Corporation’s aggregates operations cover a wide geographic area, because of the high cost of transportation relative to the price of the product, financial results depend on the strength of the applicable economies. The Aggregates division’s top-five revenue-generating states, exclusive of road paving operations, namely Texas, North Carolina, Georgia, Iowa and Indiana, accounted for approximately 54% of 2003 net sales by state of destination. Therefore, management closely monitors economic conditions and public infrastructure spending in these states and in the market areas within these states where its operations are located.

Industry-wide Considerations

The construction aggregates business is conducted outdoors. Therefore, seasonal changes and other weather-related conditions significantly affect the aggregates industry and can impact the Aggregates division’s production schedules and levels of profitability.

While natural aggregates sources typically occur in homogeneous deposits throughout the United States, the challenge facing aggregates producers is to locate economically mineable aggregates deposits in the proximity of growing markets. Currently, locating reserves in proximity to growth markets is becoming more challenging as residential expansion and other real estate development have encroached on attractive quarrying locations, imposing regulatory constraints or otherwise making these locations impractical. Management believes the Corporation continues to meet this challenge through strategic planning efforts to site locations in advance of economic expansion and the development of a long-haul transportation network. This network moves aggregates materials from aggregates sources, both domestic and offshore, via rail and water, to markets where aggregates supply is limited. This emerging trend introduces risks and affects operating results as discussed more fully under the sections, Transportation Exposure and Analysis of Margins, on pages 39 and 40 and page 33, respectively.

The aggregates industry, over the past ten years, has been in a consolidation trend. The Corporation actively participated in the consolidation of the industry. In fact, approximately 56% of the Corporation’s 2003 net sales are derived from acquisitions that have occurred since January 1, 1995. When acquired, new locations generally do not satisfy the Corporation’s internal safety, maintenance and pit development standards, and, therefore, acquired operations require additional resources before the Corporation realizes the benefits of the acquisitions. Management continues to integrate and upgrade its acquired

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 29

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

operations. The consolidation trend is slowing for the industry as the number of suitable acquisition targets shrinks. As acquisition growth slows, the Corporation has focused on investing in internal expansion projects in high growth markets and on divestiture of nonstrategic, underperforming operations.

Financial Considerations

The production of construction-related aggregates products requires a significant capital investment leading to high fixed and semi-fixed costs, as discussed more fully under the section, Cost Structure, on page 39. Therefore, operating results and financial performance are sensitive to volume changes. Management evaluates financial performance in a variety of ways. However, gross profit as a percentage of net sales is a significant measure of financial performance reviewed by management on a quarry-by-quarry basis. Internally, management also reviews changes in average selling prices and costs per ton produced for the aggregates business. While the change in average selling prices demonstrates economic and competitive conditions, changes in costs per ton produced are indicative of operating efficiency.

Other Business Considerations

The Corporation also produces dolomitic lime and magnesia-based chemicals through its Magnesia Specialties business and is developing a structural composite products business. These businesses are reported through the Specialty Products segment.

The dolomitic lime business is dependent on the highly cyclical steel industry, and operating results are affected by changes in that industry. Further, the production of certain magnesia-based products requires the use of natural gas, and fluctuations in natural gas prices directly affect operating results. Management has strategically shifted the focus of the Magnesia Specialties business to higher margin specialty chemicals that can be produced at volume levels that support efficient operations. Management believes that this focus, coupled with the joint venture brine pipeline with The Dow Chemical Company, has well-positioned the Magnesia Specialties business.

The Corporation has engaged in developmental activities related to fiber-reinforced composite technology since its initial purchase of the technology in 1995. The Corporation’s strategic objective for structural composites is to create a business with characteristics that include high organic growth rates, low capital intensity and noncyclicality, based on diverse products and opportunities for substitution for existing structural materials. Revenue has been insignificant to date, and any start-up opportunity is subject to uncertainty and risks.

Cash Flow Considerations

The Corporation’s cash flows are generated primarily from its operations. Operating cash flows generally fund working capital, capital expenditures, dividends and smaller acquisitions. Cash generation through debt has been related to large acquisitions, and equity has been used for smaller acquisitions as appropriate. During 2003, the Corporation’s management focused on strengthening the balance sheet by reducing leverage and increasing available cash.

FINANCIAL OVERVIEW

The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 8 through 28. As previously summarized, and discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction and steel-related marketplaces, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates division generated over 94% of net sales and nearly 100% of the operating earnings during 2003. The remaining net sales and operating earnings are attributable to the Corporation’s Specialty Products division. The following comparative analysis and discussion should be read in that context. The comparative analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales and is consistent with the basis by which management reviews the Corporation’s operating results.

Further, sensitivity analysis and certain other data is provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and is not intended to be indicative of management’s judgment of materiality.

Results of Operations

The Corporation’s consolidated net sales of $1.501 billion in 2003 represent an increase of $71.4 million, or 5%, as compared to 2002 net sales of $1.429 billion. The 2001 consolidated net sales were $1.394 billion. Consolidated earnings from operations were $185.1 million in 2003 and $179.9 million in 2002, reflecting an increase of $5.3 million, or 3%, in 2003 and a decrease of $23.2 million, or 11%, in 2002, each as compared to the prior year. The Corporation’s 2001 consolidated earnings from operations, which

Page 30	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

included goodwill amortization expense, were $203.1 million. Interest expense was $42.6 million, $44.0 million and $46.8 million in 2003, 2002 and 2001, respectively. Other nonoperating income and expenses, net, was an expense of $0.4 million, $11.5 million and $3.8 million in 2003, 2002 and 2001, respectively. The Corporation’s earnings from continuing operations before the cumulative effect of change in accounting principle were $101.1 million in 2003 and $92.1 million in 2002, an increase of 10%. Comparable earnings in 2001 were $101.0 million.

In 2003, the Corporation disposed of various nonstrategic operations within its Aggregates segment located in markets in Alabama, Ohio, Missouri, West Virginia, Louisiana and Texas. These divestitures resulted in discontinued operations, and, therefore, the results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations on the consolidated statements of earnings. The results of discontinued operations for 2002 and 2001 have been reclassified, as required, to conform to the 2003 presentation. In 2003, 2002 and 2001, the discontinued operations included net sales of $37.2 million, $68.9 million and $113.2 million and pretax earnings of $0.9 million, $19.9 million and $5.9 million, respectively. These pretax earnings include gains on disposals of $1.8 million and $21.6 million in 2003 and 2002, respectively.

2003 net earnings of $100.5 million, or $2.05 per diluted share, which excludes a $0.14 per diluted share loss for the cumulative effect of adopting Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”), increased 3% compared with 2002 net earnings of $97.8 million, or $2.00 per diluted share, which excludes a $0.23 per diluted share loss for the cumulative effect of adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). The 2002 net earnings, prior to the cumulative effect of the accounting change, were 7% lower than 2001 net earnings of $105.4 million, or $2.19 per diluted share.

For the Corporation’s Aggregates segment, operating results for the first six months of 2003 reflected poor weather-related operating conditions that were experienced in many of the Corporation’s markets coupled with weak demand resulting from the recessionary construction industry economy and high energy costs. Extremely wet weather, with the notable exception of the Florida market, restricted shipments and production in the majority of the Corporation’s markets. The Corporation’s operating results during the second half of 2003 were very positive as weather conditions significantly improved during the third quarter and remained moderate in the fourth quarter. As customers worked on backlog projects, shipment levels increased. Production levels also increased, and unit production costs for the third and fourth quarters decreased as compared to the respective prior year quarter.

In 2003, aggregates shipments increased 1.6% to 191.6 million tons. The following table presents shipments for 2003 and 2002. Heritage aggregates operations exclude acquisitions that were not included in both 2003 and 2002 operations for a full fiscal year. Divestitures represent tons related to divested operations up to the date of divestiture.

Shipments (thousands of tons)	2003	2002
Heritage Aggregates Operations	184,370	178,627
Acquisitions (2003 and 2002)	5,008	2,901
Divestitures	2,216	7,059

Aggregates Division	191,594	188,587

In 2002, total aggregates shipments decreased 2% as compared to the prior year, primarily the result of the recessionary economic environment in the construction industry and adverse weather conditions in the latter part of the year.

Heritage price increases of 1.3% and 2.4% in 2003 and 2002, respectively, were negatively affected by the recessionary construction economy and are lower than the five years ended December 31, 2001, average 3.9% annual heritage price increase. The pricing structure in acquired operations generally reflects lower overall average net selling prices, principally because of differences in product groups, production costs, demand and competitive conditions, when compared with product sales from the Corporation’s heritage aggregates operations. The following presents average sales price percentage increases from the prior year for aggregates products:

	2003	2002	2001
Heritage Aggregates Operations	1.3%	2.4%	2.6%
Aggregates Division	1.6%	2.8%	1.0%

For purposes of determining heritage sales price increases, the percentage change for the year is calculated using the then heritage aggregates prices.

Gross margin remained relatively flat and was 20.5% in 2003 as compared to 20.6% in 2002.

Selling, general and administrative expenses increased slightly in 2003 on an absolute basis as compared to 2002. Higher costs were the result of increased employee benefits costs. However,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 31

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

as a percentage of net sales, selling, general and administrative expenses remained stable at approximately 8%.

Earnings from operations for the Aggregates segment were $185.1 million, an increase of $7.8 million, or 4%, over the prior year of $177.2 million. In 2001, earnings from operations were $191.5 million.

The Corporation’s Specialty Products division recorded net sales of $88.3 million, a 17% increase compared to 2002 net sales of $75.5 million. The division generated increased sales from strong lime shipments, water treatment products and a new product line for the pulp and paper industry. Operating earnings of $0.1 million in 2003 decreased $2.6 million when compared to the prior year as a result of the $3.6 million increase in the start-up loss related to the structural composites business partially offset by robust sales, strong production and continued focus on cost controls in the Magnesia Specialties business. In 2001, operating earnings were $11.7 million.

Consolidated earnings from operations, as discussed in the above segment results, include other operating income and expenses, net, which was income of $7.4 million, $4.9 million and $12.3 million in 2003, 2002 and 2001, respectively. Among other items, other operating income and expenses, net, includes gains and losses on the sale of assets, gains and losses related to certain amounts receivable and rental, royalty and services income, and for 2003, the accretion and depreciation expenses related to FAS 143. Also, in 2001, other operating income included an $8.9 million pretax gain on the sale of certain Magnesia Specialties refractories-related assets. Certain earnings and expenses were reclassified from nonoperating earnings to operating earnings in 2003, with prior years reclassified for consistent presentation.

Overall, the Corporation’s operating margin was 12.3% in 2003,12.6% in 2002 and 14.6% in 2001. Margins in 2003 and 2002 were negatively affected by the continuing recessionary economy in the construction industry and the resultant impact on shipments and production.

Interest expense for 2003 was $42.6 million. This represents a decrease of $1.4 million, or 3%, as compared to 2002. Interest expense was $44.0 million in 2002, a decrease of $2.8 million, or 6%, from 2001 interest expense of $46.8 million. The 2003 decrease in interest expense relates to lower average outstanding debt partially offset by lower capitalized interest. The decrease in interest expense in 2002 as compared to 2001 was due to lower average outstanding debt, lower interest rates on outstanding commercial paper and the impact of interest rate swaps entered into in 2002 somewhat offset by lower capitalized interest in 2002.

Other nonoperating income and expenses, net, for the year ended December 31 was an expense of $0.4 million, $11.5 million and $3.8 million in 2003, 2002 and 2001, respectively. Other nonoperating income and expenses, net, is comprised generally of interest income, net equity earnings from nonconsolidated investments and eliminations of minority interests for consolidated, non-wholly owned subsidiaries. In 2002, other nonoperating income and expenses, net, also included $7.2 million of expenses related to legal settlements and to reserve an investment related to microwave technologies. Certain earnings and expenses were reclassified from nonoperating earnings to operating earnings in 2003, with prior years reclassified for consistent presentation.

The Corporation’s estimated effective income tax rate for continuing operations for 2003 was 28.9%, compared with 25.9% in 2002 and 33.8% in 2001. The variance in the estimated effective income tax rates for these years, when compared to the federal corporate tax rate of 35%, is due to several factors. The Corporation’s estimated effective tax rate reflects the effect of state income taxes and the impact of differences in book and tax accounting arising from the net permanent benefits associated with the depletion allowances for mineral reserves, foreign operating earnings, earnings from nonconsolidated investments, and, for 2001, amortization of nondeductible goodwill.

The Corporation recorded minimum pension liabilities at both December 31, 2003 and 2002. These liabilities resulted from unfavorable investment returns on pension plan assets in 2002, 2001 and 2000, coupled with a decrease in the discount rate. In accordance with generally accepted accounting principles, a direct charge to shareholders’ equity of $1.3 million and $7.4 million was recorded as other comprehensive loss at December 31, 2003 and 2002, respectively.

Operating cash flow increased $73.6 million to $277.2 million in 2003. The increase in cash provided by operating activities was, among other things, due to working capital control measures implemented in 2003 that resulted in a reduction of inventories and relatively flat accounts receivable. Cash balances were $125.1 million and $14.5 million at December 31, 2003 and 2002, respectively.

The Corporation’s debt-to-capitalization ratio, net of available cash and the impact of interest rate swaps, was 34% at December 31, 2003, as compared to 40% at December 31,

Page 32	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

2002. Total debt, including commercial paper obligations, decreased from $744.9 million to $718.1 million. The debt balance at December 31, 2003 and 2002, includes $12.8 million and $9.8 million, respectively, for the impact of interest rate swaps. Shareholders’ equity increased from $1.083 billion at December 31, 2002 to $1.130 billion at December 31, 2003. During 2003, the Corporation paid common stock dividends of $33.7 million, or $0.69 per common share. Also during 2003, the Corporation repurchased 331,100 shares of its common stock for an aggregate price of $15 million. Additional information regarding the Corporation’s debt and capital structure is contained in Notes G and M to the audited consolidated financial statements on pages 19 and 20 and page 26, respectively, and under sections Liquidity and Cash Flows and Capital Structure and Resources on pages 51 through 54.

Analysis of Margins

The Aggregates division’s margin performance has been negatively affected, when compared to peak gross margins in the late 1990’s, due to several factors, a significant portion of which is the expansion and development of water and rail distribution yards. Most of this activity is in coastal areas, which generally do not have an indigenous supply of aggregates and exhibit above average growth characteristics. Development of this distribution network is a key component of the Corporation’s strategic plan for growth and has already led to increased market share in certain areas. However, sales from rail and water distribution locations provide lower margins, as compared to sales directly from quarry operations, due to transportation freight cost from the production site to the distribution terminals, which is embedded in the delivered price of aggregates products, and the related pricing structure at the distribution yards, which is dependent on the supply/demand characteristics of the local market (see section, Transportation Exposure on pages 39 and 40). In 2003, approximately 25 million tons were sold from distribution yards, and the cost of embedded freight and distribution operations lowered gross margin by approximately 400 basis points. It is management’s expectation, although this cannot be assured, that the distribution network currently in place will afford the Corporation a greater growth opportunity than many of its competitors, and margins should gradually improve, subject to the economic environment.

Other factors, including vertical integration, a large number of internal expansion and plant improvement projects, acquisitions, certain nonstrategic assets and, most recently, the economic recession, have further affected margin. The gross margins associated with vertically integrated operations, including asphalt, ready mixed concrete and construction operations, are lower as compared to aggregates operations. Gross margins for the Corporation’s asphalt and ready mixed concrete businesses typically range from 10% to 15% as compared to the Corporation’s aggregates business, which generally ranges from 20% to 25%. The road paving and trucking businesses have been acquired as supplemental operations that were part of larger acquisitions. As such, they do not represent core businesses of the Corporation. The margins in these businesses are affected by volatile factors including fuel costs, operating efficiencies and weather, and these businesses have typically resulted in losses that are insignificant to the Corporation as a whole. In 2003, the mix of these operations to total aggregates operations lowered gross margin by approximately 250 basis points. The Corporation’s gross margin will continue to be adversely affected by the lower margins for these vertically integrated businesses and for the water and rail distribution network as a result of management’s strategic growth plan. However, the recent in-process disposal of the road paving business in one market should reduce the negative impact of vertical integration on the Corporation’s gross margin.

The economic recession in the construction industry has slowed demand for aggregates products and limited the rate of increase in average selling prices. Reduced volume has led to an underabsorption of fixed costs which negatively affected margins in 2003. Generally, a significant increase in costs is recoverable through a comparable increase in selling price. However, there may be a lag between the cost increase and the sales price increase, as pricing is generally adjusted annually. Additionally, recent economic conditions, and their effect on the Corporation, have limited the Corporation’s ability to recover significant cost increases.

During 2003, the Corporation utilized inventory control measures that resulted in a reduction of inventories during the year. When production levels are less than shipments, the change in inventory results in costs that were capitalized in inventory in prior periods being expensed in the current period. Certain of these costs are fixed in nature and, as a result, negatively impact earnings. Further, when production levels are less than optimal, production cost per unit is negatively affected by these fixed costs. If aggregates demand improves in future periods, the Corporation expects production to better match shipments. These factors should provide a positive impact on the Corporation’s earnings.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 33

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Business Combinations and Divestitures

The Corporation continued its planned divestiture of nonstrategic operations during 2003. These divestitures included two quarries in the Columbus, Ohio area; a quarry and sales yard in West Virginia; several small aggregates locations in Missouri; a quarry in Alabama; an asphalt plant and a sales yard in Louisiana; and trucking businesses in the southwestern United States. Additionally, the Corporation initiated a disposal of its road paving business in the Shreveport, Louisiana market, which will be finalized upon completing a specific highway project in 2004.

During 2003, the Corporation completed one acquisition for $9.1 million in cash. The acquisition represented the Corporation buying out a majority member’s ownership interest in a limited liability company (“LLC”) for which the Corporation was the other member. The Corporation made its initial investment in the LLC in 1997. The Corporation also finalized the purchase price allocation of the six transactions completed in 2002. The adjustments to purchase price allocations for the 2002 acquisitions decreased goodwill by $0.5 million.

Goodwill represents the excess of the purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually for impairment in accordance with the provisions of FAS 142. If this review indicates that the goodwill is impaired, a charge is recorded. During 2002, in connection with the adoption of FAS 142, the Corporation recorded an impairment charge of $11.5 million as the cumulative effect of a change in accounting principle (see Note B to the audited consolidated financial statements on pages 17 and 18 and the section Application of Critical Accounting Policies on pages 43 through 50). Goodwill was as follows at December 31:

	Goodwill (in	% of Total	% of Shareholders’
	millions)	Assets	Equity
2003	$577.6	24.8%	51.1%
2002	$577.4	25.4%	53.3%

BUSINESS ENVIRONMENT

The sections in this Business Environment discussion on pages 34 through 43, and the disclosures therein, are intended to provide the reader with a synopsis of the business environment trends and risks facing the Corporation. However, the reader should understand that no single trend or risk stands alone. The relationship between trends and risks is dynamic, and this discussion should be read with this understanding.

Aggregates Industry and Corporation Trends

The Corporation’s principal business primarily serves commercial customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Accordingly, the Corporation’s profitability is sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. The cyclical swings in construction spending are further affected by fluctuations in interest rates, changes in the levels of infrastructure funding by the public sector and demographic and population shifts.

The Aggregates division markets its products primarily to contractors in connection with highway and other public infrastructure projects, with the balance of its shipments made primarily to contractors in connection with commercial and residential construction projects. While construction spending in the public and private market sectors is affected by economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are typically less interest-rate sensitive than private-sector spending, and generally improved levels of funding have enabled highway and other infrastructure projects to improve overall as compared to commercial and residential construction. The total value of the United States construction put in place on highways, streets and bridges was $62 billion in 2003 compared with $61 billion in 2002, according to the U.S. Census Bureau. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2003, which has consistently been the case for each year since 1990. Since public sector-related shipments account for approximately 46% of the Corporation’s 2003 aggregates shipments, the Aggregates division enjoys the benefit of the level of public-works construction projects. Accordingly, the Corporation’s management believes the Corporation’s exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened by the division’s mix of public sector-related shipments. However, delays in the passage of a federal highway funding authorization and widespread state budget deficits have resulted in pressure on infrastructure spending.

Commercial construction continued to decline in 2003, dropping 6% nationally when compared to the prior year, according to the U.S. Census Bureau. Prior to the decline beginning in 2001, the growth in commercial construction was fueled by

Page 34	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

rapid expansion in the high-technology sector of the economy. As the high-technology sector imploded, demand for commercial office space diminished, and a substantial amount of sublease space became available in certain markets. Additionally, the warehouse market is experiencing high vacancy rates, particularly in the Southeast.

The residential construction market increased 10% in 2003 from 2002, according to the U.S. Census Bureau, buoyed by historically low interest rates and strong housing starts. However, due to much of the residential construction growth being in the first time home buyer market, which is typically less aggregates intensive, the Corporation’s sales in this market were flat in 2003 as compared to 2002.

2003 Aggregates Division Markets (Estimated Percentage of 2003 Shipments)

Infrastructure	46%
Commercial	26%
Residential	18%
Chemical, Railroad Ballast and Other	10%

The Corporation’s asphalt, ready mixed concrete and road paving operations generally follow construction industry trends. These vertically integrated operations accounted for about 11% of 2003 Aggregates division’s total revenues with no single operation contributing more than 10% of total revenues. The Corporation became significantly more vertically integrated with the acquisition of Redland Stone Products Company in December 1998 and subsequent acquisitions in the Southwest. Vertically integrated operations, including asphalt, ready mixed concrete, road paving and trucking businesses, are the norm in the southwestern United States and have lower profit margins. The Corporation divested of certain operations within these businesses during 2003.

Each year since 1995, a greater percentage of the Corporation’s shipments have been transported by rail and water. As this trend continues, gross margins will be negatively affected. The lower margins result from customers generally not paying the Corporation a profit associated with the transportation component of the selling price.

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

Aggregates Industry and Corporation Risks

General Economic Conditions

The general economy remained somewhat stagnant in 2003. The commercial construction market has remained in a recessionary state and continues to be negatively affected by corporate reduction in capital investment and high vacancy rates. The residential construction market, as measured by new housing starts, increased during the year, buoyed by low mortgage rates that coincided with the federal funds rate reaching a 45-year low of 1.00% in 2003.

U.S. Aggregates Consumption (in millions of tons)	Stone	Sand/Gravel	Total

2003E	1,653	1,246	2,899
2002	1,687	1,246	2,933
2001	1,798	1,235	3,033
2000	1,730	1,235	2,965
1999	1,706	1,224	2,930

	Source: United States Geological Survey

Public-sector construction projects are funded through a combination of federal, state and local sources. The level of state public-works spending is varied across the nation and dependent upon individual state economies. Shortfalls in tax revenues can result in reductions in appropriations for infrastructure spending. As state economies deal with the recessionary environment and the resulting budget deficits, the level of state spending on public works is at risk. Accordingly, amounts put in place, or spent, may be below amounts awarded under legislative bills. If federal appropriation levels are reduced or a reduction occurs in state and local spending, the Aggregates division could be adversely affected.

While the Aggregates division’s operations cover a wide geographic area, because of the high cost of transportation relative to the price

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 35

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

of the product, the division’s, and, consequently, the Corporation’s, operating performance and financial results depend on the strength of local regional economies. Further, due to the localized nature of the business, particular aggregates operations are dependent on economic conditions in local markets, which may differ from the economic conditions of the state as a whole. Weakened regional economies adversely affected results in 2003. The Aggregates division’s top five revenue-generating states, exclusive of road paving operations, namely Texas, North Carolina, Georgia, Iowa and Indiana, accounted for approximately 54% of its 2003 net sales by state of destination. Each of these states fund infrastructure spending from specifically allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, in addition to federal appropriations. Additionally, subject to voter approval, the states may pass bond programs to fund infrastructure spending. Generally, state spending on infrastructure leads to increased growth opportunity for the Corporation. However, there may not be a direct relationship between state spending and the Corporation’s revenue.

In Texas, the infrastructure market outlook is positive as the state legislature has protected infrastructure spending levels recently. Additionally, legislation was passed that increased highway financing options local communities may utilize. In San Antonio, the residential and commercial construction markets are expected to increase in 2004. Toyota is expected to break ground on constructing a manufacturing facility, which will include construction activity of approximately $42 million. In Dallas, the construction market should remain positive. However, total construction activity in the Houston market is expected to decrease in 2004. Commercial construction has been negatively affected by an increase in office vacancy rates, offset somewhat by an increase in infrastructure construction.

In North Carolina, the recession has been longer and deeper than the nation as a whole, principally due to the state’s dependence on the textiles, tobacco and furniture manufacturing, telecommunications and high-technology companies. Commercial construction has significantly declined as a direct result of weak demand for office and warehouse space from these industries. Residential demand has been relatively stable, but high unemployment and continued employee lay offs in the state put housing demand at risk. North Carolina’s spending on highways has been stable, as indicated by state highway spending data maintained by the Federal Highway Administration and has averaged $2.7 billion annually during the 5-year period ended in fiscal 2000. This stability continues principally due to legislation passed in 2001 that provided funding of $170 million in fiscal 2002 and $150 million in each of fiscal 2003 and 2004 for asphalt resurfacing. Additionally, the state passed a $3.1 billion higher education bond in 2002, which is funding new construction, repairs and renovations on the sixteen state university system campuses. The state also passed a $950 million road bond in 1996, which continues to fund primarily improvements to strategic intrastate roads and the construction of secondary roads. However, the state’s growing budget deficits put public works spending at risk. In the fiscal year ended June 30, 2003, the state transferred $252 million from the highway trust fund to the general fund and also appropriated $255 million for various state Department of Transportation initiatives. North Carolina has generally recovered from previous recessions more rapidly when compared to the nation as a whole, but recovery from the current economic environment is dependent on recovery in manufacturing, telecommunications and high-technology companies. Historically, North Carolina operations have been above the average in profitability, due to its quarry position in growing market areas and the related transportation advantage.

The Georgia state economy is recovering, driven by growth in the Atlanta market. The state’s economic growth is expected to exceed the national level in 2004, according to economists at Economy.com. However, the continued economic recovery in Georgia is dependent on the recovery of the national economy. The commercial construction market continues to be down based on the recent decline in the high-technology and manufacturing industries. The residential market is showing signs of weakness. Overall, infrastructure spending has remained stable, with a high proportion of highway work being performed in the southern part of the state. The Atlanta Regional Commission recently approved a $5.3 billion, three-year infrastructure improvement plan, which is expected to increase construction activity above current levels. However, full implementation of the improvement plan has been delayed due to legal challenges on its financing.

The Iowa state economy is expected to be weak in 2004 as spending in the fiscal year ended June 30, 2003 created an unexpected $62 million deficit. Additionally, the unemployment rate hit an 11-year high, but is showing signs of recovering. Local economies have been strong in urban areas of the state while economies in rural areas remain weak. The state is dependent on the agriculture industry, banking and insurance, all of which remained strong in 2003. The Farm Security and Rural Investment Act (the “Act”) of 2002 governs federal farm

Page 36	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

See final page of exhibit for graph data

programs through 2007. Among other provisions, the Act provides minimum price supports for certain crops, including corn and soybeans. The Act has stimulated the agricultural economy in Iowa and is expected to provide an overall benefit for the state. The commercial market has remained stable while the infrastructure market has declined.

Indiana’s public works market is expected to benefit in fiscal year 2004 from an anticipated Indiana Department of Transportation funding level of $777 million, which represents a 3% increase over the fiscal 2003 budget. During this period, public works development is expected to continue in support of the Midfield Terminal expansion project at Indianapolis International Airport. When complete, this $974 million project, currently underway, will include a new concourse, terminal, parking garage and airfield improvements, along with road and related utility work. However, management believes that the Indiana state legislature will be challenged to generate the necessary financial support required to fund maintenance and expansion of the state’s infrastructure in the near future. In the Indianapolis area, residential construction market is anticipated to remain flat or decline slightly while the commercial construction market is expected to experience a significant decline in 2004, both versus the prior year.

Generally, other states, in which the Corporation sells products, are experiencing similar budget and economic issues. The impact on profitability of the recessionary economy in the construction industry and reduction in infrastructure spending will vary by market as some of the Corporation’s market areas are more profitable than others.

The Aggregates division is further exposed to potential losses in customer accounts receivable as the recessionary economy increases the risk of nonpayment and bankruptcy. However, the Corporation’s bad debt write-offs have not been significant, and management believes the allowance for doubtful accounts is adequate at December 31, 2003.

Federal and State Highway Appropriations

The federal highway bill, which must be authorized by Congress, is the principal source of federal funding for public-sector construction projects. Congress typically passes multi-year surface transportation bills for federal highway and mass transit funding. The Transportation Equity Act for the 21st Century (“TEA-21”), which expired by its terms on September 30, 2003, was a six-year bill. During its tenure, TEA-21 generated almost 45 percent of public dollars invested in capital construction of highways, roads and bridges. Although a successor bill was not passed when TEA-21 expired, its provisions were extended under a continuing budget resolution. The continuing resolution is funding the federal highway program at an annual level of $33.6 billion, which is $2.0 billion greater than fiscal 2003, while Congress and the President work on a successor bill. Management expects that the fiscal 2004 federal highway program will continue to operate under this continuing resolution for the near term.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 37

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

During the current reauthorization process, the Bush Administration and both the House and Senate have proposed long-term, federal highway funding bills that exceed the level of spending under the six-year TEA-21 funding bill of $218 billion. Congress and the Administration continue to deliberate federal highway funding. Management expects that a successor bill may not be passed until mid-year 2004, or possibly later.

The process of passing a surface transportation act generally starts with the President’s administration proposing legislation to reauthorize highway and other surface transportation programs. Once approved by the Office of Management and Budget, the bill is introduced in Congress, whereby committee hearings are held to allow interested organizations, citizens, and members of Congress and the Executive branch an opportunity to express their views on the programs. The primary congressional committees responsible for federal highway bills are the House Transportation and Infrastructure Committee and the Senate Environment and Public Works Committee. After committee hearings are held, subcommittees in both the House and the Senate work independently on drafting bills. Once the Senate and the House pass their respective bills, a conference committee is formed to reconcile differences and arrive at a joint conference bill. When the conference bill is passed in both the Senate and the House, it is presented to the President for signature.

The federal highway bill provides spending authorizations, which represent maximum amounts. Each year, an appropriation act is passed to establish the amount that can actually be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes, which are placed in the Highway Trust Fund. TEA-21 included a revenue-aligned budget authority provision, which was an annual review and adjustment made to ensure that annual funding was linked to actual and anticipated revenues credited to the Highway Trust Fund. Once the annual appropriation is passed, the funds are then distributed to each of the states based on formulas (apportionments) or other procedures (allocations). TEA-21 provided minimum guarantees to ensure that states that contribute more in highway user taxes receive a larger share of federal funds. Apportioned and allocated funds are generally required to be spent on specific programs as outlined in the federal legislation.

Most federal funds are available for a period of four years in total. Once a state project is approved by the federal government, the funds are committed and considered spent regardless of when the cash is actually spent by the state and reimbursed by the federal government. In fact, funds are generally spent over a period of years following designation, with approximately 27% in the year of funding authorization and 41 % in the succeeding year.

Spending of Federal Highway Annual
Authorization by Year

Year	Percent
1	27
2	41
3	16
4	5
5	3
6	3
7+	5

Source: Federal Highway Administration

Federal highway bills require Congress to annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the funding available for the Highway Fund. However, investments in transportation improvements generally create new jobs. According to American Road and Transportation Builders Association, federal data indicates that every $1 billion in federal highway investment creates 47,500 jobs. Approximately half of the Corporation’s net sales to the infrastructure market results from federal funding authorizations, including matching funds from the states.

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

Despite state highway construction programs being primarily financed from highway user fees, including fuel taxes and vehicle registration fees, there has been a reduction in many states’ investment in highways. The uncertainty surrounding passage of a successor

Page 38	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

federal bill has resulted in reduced road spending in many states. Additionally, as the recession continues, revenue shortfalls, coupled with budget deficits being experienced in many states, have negatively affected state and local highway construction projects that are not federally funded. Significant increases in federal infrastructure funding typically will require state governments to increase highway user fees to match federal spending. However, there is no assurance that current state economies can effectively increase revenues.

The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. However, the state economies of the Corporation’s five largest revenue-generating states may disproportionately affect performance.

The Aviation Investment and Reform Act for the 21st Century, which provided funding for airport improvements throughout the United States, expired on September 30, 2003. A four-year successor bill, Vision 100-Century of Aviation Reauthorization Act, was passed by Congress and provides annual funding of $3.4 billion in fiscal 2004. Annual funding escalates $100 million each year and reaches $3.7 billion in fiscal 2007.

Geographic Exposure and Seasonality

Seasonal changes and other weather-related conditions can also significantly affect the aggregates industry. Consequently, the Aggregates division’s production and shipment levels coincide with general construction activity levels, most of which occur in the division’s markets, typically in the spring, summer and fall. The division’s operations that are concentrated in the northern region of the United States generally experience more severe winter weather conditions than the division’s operations in the Southeast and Southwest. Additionally, significant amounts of rainfall, such as were experienced in the first half of 2003, can adversely affect shipments, production and profitability.

The Corporation’s operations in the southeastern and Gulf Coast regions of the United States are at risk for hurricane activity. During 2003, the Corporation did not sustain any significant hurricane-related losses.

Cost Structure

Due to the high fixed costs associated with aggregates production, the Corporation’s operating leverage can be substantial. Generally, the top five categories of cost of sales for the Aggregates division are labor and related benefits; depreciation, depletion and amortization; repairs; freight on transported material (excluding freight billed directly to customers); and energy. In 2003, these categories represented approximately 70% of the Aggregates division’s total cost of sales.

Wage inflation and the resulting increase in labor costs may be somewhat mitigated by increases in productivity in an expanding economy. Rising health care costs have increased total labor costs in recent years and are expected to continue to negatively affect labor costs in the near term. Further, unfavorable investment returns on pension plan assets in 2002, 2001 and 2000, coupled with a decrease in the discount rate, have resulted in increased pension costs in 2003 (see Note J to the audited consolidated financial statements on pages 21 through 24).

Generally, when the Corporation incurs higher capital costs to replace facilities and equipment, increased capacity and productivity, and various other offsetting factors, counterbalance increased depreciation costs. However, when aggregates demand is soft, the increased productivity and related efficiencies may not be fully realized, resulting in the underabsorption of fixed costs.

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

Selling, general and administrative costs have increased due to continuing increases in benefits and other costs. In an effort to control overhead costs, management efficiency and cost reduction initiatives were implemented in the Aggregates division in 2003.

Shortfalls in federal and state revenues may result in increases in income taxes and other taxes.

Transportation Exposure

A growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through a network of distribution yards. The Corporation’s acquisition of Dravo Corporation in 1995 expanded its waterborne capabilities, both by barge and oceangoing ship, which were enhanced by the 1995 acquisition of a deepwater quarry in Nova Scotia, while the 1998 acquisition of Redland Stone and the 2001 acquisition of Meridian increased its rail-based distribution network. As the Corporation continues to move more aggregates by rail and water, embedded freight costs have eroded profit margins. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation handles freight costs principally in three ways:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 39

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Option 1:	The customer supplies transportation.

Option 2:	The Corporation arranges for a third party carrier to deliver aggregates and specifically passes the freight costs through to the customer. These freight and delivery revenues and costs are presented in the Corporation’s consolidated statements of earnings as required by Emerging Issues Task Force Issue No. 00-10, Accounting For Shipping and Handling Fees and Costs.

Option 3:	The Corporation transports, either by rail or water, aggregates from a production location to a distribution terminal. The selling price at the distribution terminal includes the freight component to transport the product to the distribution location. Transportation costs from the distribution location to the customer are accounted for as described above in options 1 and 2.

When the third option is used, margins are negatively affected because the customer does not pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer in a local market will pick up the material at the quarry and pay $6.50 per ton of aggregate. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregate that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of internal freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight.

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck while the balance was moved by rail. In contrast, in 2003 the Corporation’s aggregates shipments moved 77% by truck, 14% by rail and 9% by water. Further, the acquisition of Meridian and its rail-based distribution network, coupled with the extensive use of rail service in the Southwest, has increased the Corporation’s dependence on and exposure to railroad performance, including track congestion, crew availability and power failures, and the ability to renegotiate favorable railroad shipping contracts. The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, the ability to negotiate favorable shipping contracts, demurrage costs, fuel costs, barge or ship availability and weather disruptions.

	2003 Transport Mode	1994 Transport Mode
Truck	77%	93%
Rail	14%	7%
Water	9%	—
	191.6 million tons	71.2 million tons

Integration of Acquisitions and Internal Expansion

The Corporation’s capital expansion, acquisition and greensiting programs are focused on taking advantage of construction market growth, through investment in both permanent and portable quarrying operations. Recently, the Corporation completed the most extensive array of plant modernization and capacity expansion projects in its history. While such projects generally increase capacity, lower production costs and improve product quality, they generally experience start-up costs in early years. Additionally, it may take time to increase shipments and absorb increased depreciation and other fixed costs, particularly in a slow economy. Therefore, the full economic benefit of a capital project may not be realized immediately subsequent to its completion. In addition, pricing may be negatively affected by the additional volume available in the market.

The Corporation’s management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. However, the Corporation’s acquisition activity in 2003 and 2002 has been lower than levels experienced in prior years due to the declining number of attractive opportunities in targeted markets. During 2003, the Corporation consummated one acquisition. Approximately 56% of the Corporation’s 2003 net sales were derived from acquisitions that have occurred since January 1, 1995.

When acquired, new locations generally do not satisfy the Corporation’s internal safety, maintenance and pit development standards. In these cases, additional resources must be invested prior to the Corporation realizing the potential benefits of the acquisitions. The initial focus on such locations is safety. Additionally, the first repair and maintenance cycle, which normally

Page 40	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

occurs in the first quarter of each calendar year as this represents the slowest sales and production volumes of the year, requires higher costs to upgrade the machinery and equipment to better match the Corporation’s operational standards. With any new operation, there is a risk regarding the ability to integrate the operations and achieve the expected profitability.

The Corporation’s aggregates reserves on the average exceed 50 years of production, based on current levels of activity. However, some locations have more limited reserves and may not be able to expand.

Environmental Regulation and Litigation

The aggregates industry’s expansion and growth are subject to increasing challenges from environmental and political advocates who want to control the pace of future development and preserve open space. Rail and other transportation alternatives are being supported by these groups as solutions to mitigate road traffic congestion and overcrowding.

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) the authority to set limits on the level of various air pollutants. Recently, environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, asserting that highway construction in a municipal area should be delayed until the municipality is in compliance with the Clean Air Act. The EPA lists 107 areas as nonattainment areas with deadlines to reduce air pollutants or face fines or control by the EPA. Included in the nonattainment areas are several major metropolitan areas in the Corporation’s markets, including Atlanta, Georgia and Houston/Galveston and Dallas/Fort Worth, Texas. Federal transportation funding through TEA-21 was directly tied to compliance with the Clean Air Act. A successor federal highway bill may have similar provisions.

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

Environmental operating permits are, or may be, required for certain of the Corporation’s operations, and such permits are subject to modification, renewal and revocation. New permits, which are generally required for opening new sites or for expansion at existing operations, can take up to several years to obtain. Rezoning and special purpose permits are becoming increasingly difficult to acquire. Once a permit is obtained, the location is generally required to operate in accordance with the approved site plan.

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities (see Notes A and N to the audited consolidated financial statements on pages 14 through 17 and pages 26 and 27, respectively).

Magnesia Specialties Business

Through its Magnesia Specialties business, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications, including wastewater treatment and acid neutralization, and dolomitic lime for use primarily in the steel industry. Given the high fixed costs associated with operating the business, low capacity utilization negatively affects its results of operations. Further, the production of magnesia-based and lime products requires the use of natural gas to fuel kilns. Changes in the prices of natural gas can have a significant affect on the profitability of the Magnesia Specialties business.

Magnesia Specialties’ products used within the steel industry accounted for approximately 50% of the business’ net sales for 2003. Accordingly, a portion of the product pricing structure is affected by current economic trends within the steel industry. Although the U.S. steel industry ran at a strong pace in 2003, the U.S. market continues to be negatively affected by capacity added by foreign steel producers, which has resulted in high levels of inventories being shipped into the U.S. market. Further, the three-year tariffs on steel imports that were initiated in 2002 were lifted in December 2003, prior to their scheduled termination.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 41

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

As a result, the long-term competitiveness of the U.S. steel industry remains in question. Further, the Magnesia Specialties business continues to be exposed to potential losses in customer accounts receivable.

Approximately 12% of Magnesia Specialties’ products are sold in foreign jurisdictions, with no single country accounting for 10% or more of its sales. Magnesia Specialties sells its products in the United States, Canada, Mexico, Europe, South America and the Pacific Rim. As a result of these foreign market sales, the business’ financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the business distributes its products. To mitigate the short-term effects of changes in currency exchange rates on operations, the U.S. dollar is principally used as the functional currency in foreign transactions.

Approximately 98% of the Magnesia Specialties’ hourly employees are members of a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based products plant and the Woodville, Ohio lime plant. A new labor contract was signed with the Manistee labor union and will expire in August 2007 while the current Woodville labor union contract expires in June 2006.

Structural Composite Products Business

The Corporation, through its wholly owned subsidiary, Martin Marietta Composites, Inc. (“MMC”), has engaged in developmental activities related to fiber-reinforced composite technology since its initial purchase of the technology in 1995 from Lockheed Martin Corporation. MMC’s fiber-reinforced polymer (“FRP”) composite materials are manufactured from complex glass fabrics and polymer resins. The fabrics are folded and formed to the desired structural shape, impregnated with resins and drawn under heat and pressure through a heated die. This produces an extremely hard structural shape that is cut to the desired length. The component shapes are then assembled with adhesives to construct components for structural applications. MMC is targeting several industries for its FRP composite materials: infrastructure, which includes bridge decks; transportation, which includes specialty truck trailers and chassis and railcar components; and general construction applications. As with any start-up opportunity, these activities are subject to uncertainty and risk, including development and implementation of the structural composites technological process and strategic products for specific market segments and market acceptance of these products.

MMC’s line of DuraSpan® bridge decks offers several advantages over bridge decks made of conventional materials, including, lighter weight but high strength; rapid installation, which significantly reduces construction time and labor costs; and resistance to corrosion and fatigue, which results in a longer life expectancy. To date, MMC has completed twenty-five successful installations in thirteen states.

In 2001, MMC entered into a licensing agreement with Composittraller N.V. of Belgium under which it will manufacture and market commercial specialty truck trailers in North America, utilizing fiber-reinforced composite materials. The initial trailer models are an open-top van with, or without, a reciprocating slat floor and will target market segments including municipal solid waste, recycling materials, wood chips and agriculture. Subsequently, prototypes and models are expected to be produced for platform, tipper and refrigerated trailers. MMC also signed a licensing agreement related to a proprietary composite sandwich technology, which is expected to play an important role in the product line related to flat panel applications. The first composite trailer manufactured by MMC was completed in 2003.

In 2003, MMC opened a 185,000 square foot facility in Sparta, North Carolina, which represents the assembly and manufacturing hub for composite structures. MMC is currently manufacturing bridge decks and composite sandwich flat panels and assembling specialty trailers at this facility. MMC will continue research and development in areas of other composite applications. During 2003, the Corporation incurred a loss associated with starting the structural composite products business of $5.4 million.

Outlook 2004

Management’s outlook for 2004 is cautiously optimistic. Improved aggregates demand in the second half of 2003 primarily resulted from customers working through weather-related backlog coupled with some modest improvement in the overall economy. The 2004 outlook is dependent on passage of an increased federal highway program to support higher aggregates demand. The federal highway program is currently operating under a continuing budget resolution, as Congress debates spending priorities. However, the continuing resolution funds fiscal 2004 federal highway spending at $33.6 billion, $2 billion more than fiscal 2003 spending. Management currently believes that the successor bill will be larger than the current program; however, uncertainty will exist until the bill is finalized and state construction spending priorities are set. Residential

Page 42	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

construction spending is expected to be essentially flat. Commercial construction spending, while beginning to recover, is not expected to improve significantly until late 2004 or, more likely, 2005. Under this scenario, in 2004, management expects aggregates shipments volume to increase 1 percent to 3 percent and aggregates pricing to increase 1.5 percent to 2 percent as compared to 2003. Internal expansion and plant improvement projects, certain strategic but underperforming assets and the current economy represent situations that are expected to show improvement in the future. Assuming a similar mix of operations, realization of efficiencies at expansion projects, the operational improvement of certain underperforming assets and any reasonable, sustained recovery in the economy, management expects the Corporation’s gross margin to improve.

Management expects 2004 to be the first full year of production of structural composite products as the Corporation works toward its strategic objective of creating a business with characteristics that include high organic growth rates, low capital intensity and noncyclicality based on diverse products and opportunities for substitution for existing structural materials. Start-up costs will continue through the first half of 2004, as the Corporation ramps up production and introduces new product technology to potential customers. Although revenue has been insignificant to date and any start-up opportunity is subject to uncertainty and risks, management expects 2004 composites sales to range from $15 million to $30 million based on the markets and opportunities identified to date. Sales will be skewed towards the latter part of the year. Earnings for the business are expected to be approximately breakeven in 2004, with continued start-up costs in the first half of the year expected to be offset by earnings as sales ramp up.

With this backdrop, management expects net earnings per diluted share to increase in 2004 and range from $2.30 to $2.60, an increase of between 12% and 27% compared with 2003 results prior to the cumulative effect of an accounting change. Increased production and continued improvement in aggregates gross margin are required to reach the 2004 net earnings range. Economic improvement that leads to increased aggregates demand and a strong follow-on bill to the existing federal program, together with continued improvement in aggregates gross margin, could create an opportunity to be at the high end of the 2004 net earnings range.

In 2004, management will continue to focus on strengthening the Corporation’s balance sheet. In January, the Corporation made a $32.0 million voluntary contribution to its pension plan and repurchased an additional 307,600 shares of the Corporation’s common stock for an aggregate value of $15.0 million. The Corporation anticipates spending $140.0 million for capital expenditures in 2004 and will continue to consider acquisitions, dividend increases and stock repurchases, as appropriate.

OTHER FINANCIAL INFORMATION

Application of Critical Accounting Policies

The Corporation’s audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. These estimates require management’s subjective and complex judgments, and amounts reported in the Corporation’s consolidated financial statements could differ materially if management had used different assumptions in making these estimates. Further, actual results could differ from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Corporation’s Audit Committee. Further, while management believes its estimates are reasonable, the Securities and Exchange Commission and the Emerging Issues Task Force are reviewing accounting practices for the mining industry.

Management’s determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict. In 2003, estimates and judgments related to the adoption of FAS 143 (see Note N to the audited consolidated financial statements on pages 26 and 27) and the determination of mineral reserves were added as critical accounting policies.

Impairment Review of Goodwill

Goodwill is required to be tested annually for impairment using fair value measurement techniques prescribed by FAS 142, including present value of discounted cash flow techniques. The impairment evaluation of intangible assets is a critical accounting estimate because goodwill represents 51% of the Corporation’s total shareholders’ equity at December 31, 2003, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations.

Management determined the reporting units, which represent the level at which goodwill is tested for impairment under FAS 142, were as follows:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 43

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

•	Carolina, which includes North Carolina;

•	MidAmerica, which includes Ohio and Indiana;

•	MidAtlantic, which includes Virginia, West Virginia and Maryland;

•	Northwest, which includes Iowa, Missouri, Kansas, Nebraska, Minnesota, Wyoming, Washington, Nevada, Wisconsin and California;

•	Southeast, which includes Georgia, South Carolina, Florida, Alabama, Mississippi and Tennessee; quarry operations and distribution yards along the Mississippi River system and Gulf Coast; and offshore quarry operations in the Bahamas and Nova Scotia;

•	Southwest, which includes Texas, Arkansas, Oklahoma and Louisiana; and

•	Road paving business, which has operations in Arkansas and Louisiana.

In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, disclosures for the aforementioned reporting units are consolidated for financial reporting purposes as they meet the aggregation criteria. The road paving business was acquired as complementary operations to aggregates and asphalt acquisition opportunities. This business has not been integrated into the core aggregates business and has had limited growth. During 2003, the Corporation agreed to dispose of its road paving operations in the Shreveport, Louisiana market upon completion of a highway project in that area in 2004. There is no goodwill associated with the road paving business, due to the write-off upon adoption of FAS 142, or the Specialty Products segment. Any impact on reporting units resulting from organizational changes made by management are reflected in the succeeding evaluation.

Goodwill for each of the reporting units was tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents step 1 of a two-step approach required by FAS 142. A reporting unit with a carrying value in excess of its fair value constitutes a step 1 failure and leads to a step 2 evaluation. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible net assets, other than goodwill, similar to the purchase price allocation prescribed under Statement of Financial Accounting Standards No. 141, Business Combinations. The remaining unallocated fair value represents the implied fair value of the goodwill. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment.

In 2003, the impairment evaluation was performed as of October 1, which represents the ongoing annual evaluation date. The fair values of the reporting units were determined using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a 10% discount rate and a 2% terminal growth rate. The implied fair values for each reporting unit exceeded its respective carrying value.

The term of the discounted cash flow model is a significant factor in determining the fair value of the reporting units. A 15-year term was selected based on management’s judgment supported by quantitative factors, including the Corporation’s strong financial position, long history of earnings growth and the remaining life of underlying mineral reserves, currently estimated at over 50 years at current production rates. Additional consideration was given to qualitative factors, including the Corporation’s industry leadership position and the lack of obsolescence risks related to the Aggregates division.

Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were generally consistent with the five-year operating plan prepared by management and reviewed by the Board of Directors. The succeeding ten years (2008 to 2017) of profitability were estimated using assumptions for price, cost and volume increases. Future price and cost assumptions were selected based on a review of these trends during a recent fifteen-year period. Volume increases were capped when shipments reached the current production capacity, although additional capacity can be gained through increases in operating hours and capital infusion. Capital requirements were estimated based on expected recapitalization needs of the reporting units.

The assumed discount rate was selected based on the Corporation’s weighted-average cost of capital (“WACC”). The WACC was calculated using four different techniques, producing a range of 8% to 11%. A capital asset pricing model, which calculated a WACC of 10%, was the selected methodology.

Recent historical data would support a terminal growth rate in the range of 3% to 4%; however, management selected a rate of 2% to better match the Corporation’s enterprise value at the time of the evaluation. Further, management conducted a review of recent construction materials-related transactions multiples and compared those results to the Corporation’s enterprise value to assess the reasonableness of the aggregate fair value of the reporting units. The results of these analyses were considerations in selecting the terminal growth rate assumption.

Page 44	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

Price, cost and volume increases, profitability of acquired operations, efficiency improvements, the discount rate and the terminal growth rate are significant assumptions in performing the impairment test. These assumptions are interdependent and have a significant impact on the results of the test.

The Southwest reporting unit is very significant to the evaluation as $321 million of the Corporation’s goodwill is attributable to this reporting unit. It is also the reporting unit with the most sensitive evaluation as evidenced by the following scenarios:

•	An increase in the discount rate to 11 % or a decrease in the terminal growth rate to 1% would have resulted in a step 1 failure.

•	If the present value of projected future cash flows were 3% less than currently forecasted, the reporting unit would have failed step 1.

The failure of step 1 does not necessarily result in an impairment charge. Rather, it requires step 2 to be completed. The completion of step 2 would determine the amount, if any, of the impairment charge. Possible impairment charges under these various scenarios were not calculated.

Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared to forecasts, the results of future FAS 142 evaluations could be negatively affected. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation term, discount rate or growth rate for the 2004 evaluation.

Pension Expense-Selection of Assumptions

The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees. These benefit plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). In accordance with FAS 87, annual pension expense consists of several components:

•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.

•	Interest Cost, which represents the accretion cost on the liability that has been discounted back to its present value.

•	Expected Return on Assets, which represents the expected investment return on pension fund assets.

•	Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately, in accordance with FAS 87. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2003, the net unrecognized actuarial loss and unrecognized prior service cost were $51.5 million and $3.0 million, respectively (see Note 1 to the audited consolidated financial statements on pages 21 through 24). Assuming the December 31, 2003 projected benefit obligation, approximately $2.5 million of amortization of these amounts will be a component of 2004 annual pension expense.

The components are calculated annually to determine the pension expense that is reflected in the Corporation’s results of operations.

Management believes that the selection of assumptions related to the annual pension expense is a critical accounting estimate due to the high degree of volatility in the expense dependent on selected assumptions. The key assumptions are as follow:

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

Management’s selection of the discount rate is based on the current rate of return for high quality, fixed-income investments. The recent decline in the interest rate on high-quality corporate bonds has resulted in a lower discount rate in 2003 and higher pension expense. Of the three key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 45

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

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

Using these assumptions, the 2003 pension expense was $15.1 million. A change in the assumptions would have had the following impact on the 2003 expense:

•	A change of 25 basis points in the discount rate would have changed 2003 expense by approximately $0.9 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2003 expense by approximately $0.3 million.

For the 2004 pension expense, the assumptions selected at December 31, 2003, were as follow:

Discount rate	6.25%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%

Using these assumptions and the effect of the $32 million voluntary pension contribution in January 2004, the 2004 pension expense is expected to be approximately $13 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following impact on the 2004 expense:

•	A change of 25 basis points in the discount rate would change the 2004 expense by approximately $1.1 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2004 expense by approximately $0.5 million.

The recent recessionary economy and its impact on actual returns on assets has resulted in the Corporation’s pension plans being underfunded by $83.6 million at December 31, 2003 (see Note 1 to the audited consolidated financial statements on pages 21 through 24). Although an underfunded plan indicates a need for cash contributions, the Employee Retirement Income Security Act of 1974 (“ERISA”) and, more recently, Congressional changes in the timing and calculation of pension plan funding generally allow companies several years to make the required contributions. During this period, improvements in actual returns on assets may decrease or eliminate the need for cash contributions. The Corporation made pension plan contributions of $21 million in 2003, which includes $11 million required under ERISA plus an additional voluntary contribution of $10 million. The underfunded pension plans have resulted in an additional minimum pension liability of $17.4 million at December 31, 2003. This liability required a 2003 direct charge of $1.3 million, net of taxes, to shareholders’ equity and is classified as other comprehensive loss. In January 2004, the Corporation made a voluntary contribution of $32 million to its pension plan.

Estimated Effective Income Tax Rate

The Corporation uses the liability method to determine its provision for income taxes, as outlined in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of book versus tax basis differences using statutory income tax rates and management’s judgment with respect to any valuation allowances on deferred tax assets. The result is management’s estimate of the annual effective tax rate (the “ETR”).

Income for tax purposes is determined through the application of the rules and regulations under the Internal Revenue Code §613 and under the statutes of various state and local tax jurisdictions. As prescribed by these various regulations, as well as generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting purposes and income tax purposes is not always the same. Therefore, there are always differences between the Corporation’s pretax income for financial reporting purposes and the amount of taxable income for income tax purposes that are either temporary or permanent differences depending on their nature.

Temporary differences reflect revenues or expenses that are recognized for financial reporting income in one period and taxable income in a different period. Temporary differences create differences between the book and tax basis of assets, which give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences exist, they are offset by a corresponding change in a deferred tax account. As such, total income tax

Page 46	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

expense, as reported on the Corporation’s consolidated statements of earnings, is not affected by temporary differences. For example, accelerated methods of depreciating machinery and equipment are often used for income tax purposes as compared to the straight-line method used for financial reporting purposes. Initially, the straight-line method will provide a higher income tax expense for financial reporting purposes, with the difference between this method and the accelerated method resulting in the establishment of a deferred tax liability.

The Corporation’s estimated ETR reflects adjustments to financial reporting income for permanent differences. Permanent differences reflect revenues or expenses that are recognized in determining either financial reporting income or taxable income, but not both. An example of a material permanent difference that affects the Corporation’s estimated ETR is depletion in excess of basis for minerals reserves. For income tax purposes, the depletion deduction is calculated as a percent of sales, subject to certain limitations. As a result, the Corporation may continue to claim depletion deductions exceeding the basis of the mineral reserves. For book purposes, the depletion expense ceases once the value of the mineral reserves is fully amortized. The continuing depletion for tax purposes is treated as a permanent difference. Permanent differences either increase or decrease income tax expense with no offset in deferred tax liability, thereby affecting the ETR.

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

Each quarter, management updates the estimated ETR for the current year based on events that occur during the quarter. Examples of such events include, but are not limited to, changing forecasts of annual sales and related earnings, purchases and sales of business units, product mix subject to different percentage depletion rates and finalizing and filing income tax returns for the previous year. During 2003, the estimated ETR was changed in the third quarter, primarily to reflect the filing of the 2002 federal and state income tax returns, which trued-up prior estimates of permanent and temporary differences and at the end of the fourth quarter, to reflect actual reported annual sales and related earnings and the final estimate of permanent differences.

To calculate the estimated ETR for any year, management uses actual information where practicable. Certain permanent and temporary differences are calculated prior to filing the income tax returns. However, other amounts, including deductions for percentage depletion allowances, are estimated at the time of the provision. After estimating amounts that management considers reasonable under the circumstances, a provision for income taxes is recorded.

When the Corporation’s income tax returns are filed in the succeeding year, typically in the third quarter, a return-to-provision adjustment is calculated and recorded. This adjustment represents the difference between the income tax provision included for financial reporting purposes and the actual income tax expense based on the income tax returns as filed. However, all income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. These examinations could result in adjustments to income tax expense. The Corporation’s tax years subject to examination are 2000 through 2003. The Corporation has established reserves for taxes that may become payable in future years as a result of an examination by tax authorities.

For 2003, an estimated overall ETR of 29.7% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect the 2003 tax provision expense by $1.4 million.

Adoption of FAS 143

Effective January 1, 2003, the Corporation adopted FAS 143. This pronouncement requires recognition of a liability that represents an asset retirement obligation in the period in which it is incurred if a reasonable estimation of fair value can be made. A corresponding amount is capitalized as part of the fixed asset. The liability is recorded at its present value and accreted to its future value over the life of the reserves. The fixed asset is depreciated over the life of the underlying reserves. FAS 143 is limited to obligations that are legally enforceable, whether due to law or statute, an oral or written contract, or under the doctrine of promissory estoppel. The Corporation, through its Aggregates segment, incurs reclamation obligations at most of its quarries.

The selection of the adoption of FAS 143 as a critical accounting policy is due to the significant assumptions and estimates made by management in determining the asset retirement liability and the cumulative effect of the change in accounting principle. Further, the adoption of FAS 143 has resulted in additional

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 47

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

depreciation expense and accretion expense; however, the amounts of expense are relatively immaterial.

The significant assumptions and estimates required in the adoption of FAS 143 include the following:

•	Year quarry is expected to close. The estimated closing year is when final reclamation occurs and is generally based on the remaining years of mineral reserves or the expiration of a lease. Changes in demand, the ability to extract additional mineral reserves or renewing a lease can affect the closing year. On average, the Corporation has greater than 50 years of mineral reserves, both owned and leased, at its quarries based on current production rates.

•	Total current reclamation costs. State performance bonding requirements and management’s experience and knowledge of the industry provided estimates of the current reclamation costs. During the 10 year period prior to the adoption of FAS 143, the Corporation permanently closed fewer than 5 quarries, and reclamation costs were immaterial.

•	Inflation rate. The inflation rate is applied to total current estimated reclamation costs to estimate the reclamation costs at the time the quarries are closed. The Corporation assumed an annual inflation rate of 3%.

•	Discount rate. The estimated reclamation costs at the closing year were discounted back to January 1, 2003 to determine the initial asset retirement obligation. Further, the reclamation costs were discounted back to the year that the quarry was either initially mined or acquired to determine the amount of the fixed asset. The discount rate represents the Corporation’s credit-adjusted, risk-free rate of interest. This rate for the Corporation depends on the term of the debt and ranged from 5.50% to 7.00%, for ten to thirty years, respectively.

Using these estimates and assumptions, the cumulative effect of the change in accounting principle, fixed asset, accumulated depreciation and the asset retirement obligation were calculated for each of the Corporation’s locations that have an asset retirement obligation. At January 1, 2003, the following amounts were recorded in connection with the adoption of FAS 143:

Asset retirement obligations	$17.6 million
Fixed assets	$6.2 million
Net deferred tax asset	$4.5 million
Cumulative effect of change in accounting principle	$6.9 million

Subsequent to the adoption of FAS 143, the Corporation will recognize depreciation expense related to the fixed assets and accretion expense as the asset retirement obligation is accreted to its future value. For 2004, these expenses are estimated to total approximately $1.8 million.

In addition to changes in the amount of disturbed acres as the mining process continues, other factors that could affect the Corporation’s assumptions in estimating the asset retirement obligation include any change in reclamation regulations. Further, any subsequent alternative uses for the property, such as a water reservoir or a housing development, could reduce the Corporation’s terminal reclamation obligation. The assumptions and estimates related to FAS 143 will be updated as facts and circumstances change. Any changes will affect the annual depreciation and accretion expenses.

Property, Plant and Equipment

Management believes that property, plant and equipment is a critical accounting policy due to the net balance representing 45% of total assets at December 31, 2003. Useful lives of these assets can vary depending on factors including production levels and portability. Additionally, inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of property, plant and equipment.

The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more intensive drilling program that is undertaken before any significant investment is made in terms of time, site development, or efforts to obtain appropriate zoning and permitting. The amount of overburden and the quality of the aggregates material are significant factors in whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location.

Reserve evaluation at our existing locations is typically performed to evaluate purchasing adjoining properties, and for quality control, calculating overburden volumes, and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves. The fact that these operating locations exist is indicative that the initial investment has already been made and that average selling price data is available.

Page 48	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled, and the particular objective of the sampling. The Corporation’s objectives are to insure that the underlying deposit meets aggregate specifications and the total reserves on site are sufficient for mining.

Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry. The number of holes and their depth are determined by the size of the site and the complexity of the site-specific geology. Geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous.

Locations underlain with sand and gravel are typically drilled using the auger method, whereby a 6-inch corkscrew brings up material sampled from below. Deposits in these locations are typically limited in thickness and the quality and quantity of the deposit can vary both horizontally and vertically. Hole spacing at these locations is approximately one hole for every acre to ensure a representative sampling.

The geologist conducting the reserve evaluation makes the decision as to the number of holes and the spacing. Further, the estimated size of the deposit, based on U.S. geological maps, also dictates the number of holes used.

The generally accepted reserve categories for the aggregates industry and the designations the Corporation uses for reserve catagories are summarized as follows:

Proven Reserves — These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is homogeneous based on the drilling results and exploration data provided from various sources including U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs, and/or electromagnetic, seismic, or other surveys conducted by independent geotechnical engineering firms. These proven reserves that are recorded reflect losses incurred during quarrying that result from leaving ramps, safety benches, pillars (underground), and the fines (small particles) that will be generated during processing. The Corporation typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 50% due to the nature of the material. The assumed loss factor for underground operations is 35% due to pillars. Proven reserves are reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines.

Probable Reserves — These reserves are inferred utilizing fewer drill holes, and/or assumptions about the economically mineable reserves based on local geology or drill results from adjacent properties.

The Corporation’s proven and probable reserves recognize reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting.

The Corporation expenses all exploration costs until proven or probable reserves are established. Mineral Reserves are valued at the present value of royalty payments, using a prevailing market royalty rate that would have been incurred if the Corporation had leased the reserves as opposed to fee-ownership for the life of the reserves, not to exceed twenty years.

The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to amortize fee ownership mineral deposits. During 2003, depletion expense was $6.3 million.

Business Combinations-Purchase Price Allocation

The Corporation has accounted for all of its acquisitions under the purchase method of accounting. The Corporation allocates purchase price to tangible assets based on internal and third-party appraisals to determine estimated fair value. Typically, assumed liabilities in the Corporation’s business combinations are of a working capital nature and are generally recorded at fair value. The purchase price allocation is finalized the year following the purchase as estimated values are adjusted to reflect final valuation results and assumed preacquisition contingencies are evaluated. Adjustments from preliminary to final purchase price allocations have not been material to the Corporation’s financial position or results of operations.

The excess of the purchase price over the value of the tangible net assets acquired is generally allocated to identifiable intangible

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 49

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

assets, namely noncompete, consulting, supply and trade name agreements, or to goodwill. The identifiable intangible assets are amortized over contractually specified periods.

The Emerging Issues Task Force has formed a committee to evaluate certain mining industry accounting issues, including issues arising from the implementation of Statement of Financial Accounting Standards No. 141, Business Combinations, and FAS 142. The issues relate to business combinations within the mining industry and accounting for goodwill and other intangibles may be addressed along with the related question of whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. The Corporation cannot predict whether the deliberations of this committee will ultimately modify or otherwise result in new accounting standards or interpretations thereof that differ from the Corporation’s current practices.

Inventory Standards

The Corporation values its inventories under the first-in, first-out methodology, using standard costs that are updated annually during the fourth quarter. For quarries, the standards are developed using production costs for the preceding twelve-month period, in addition to complying with the principle of lower of cost or market. For sales yards, in addition to production costs, the standards include a freight component for the cost of transporting the inventory from a quarry to the sales yard and materials handling costs. Preoperating start-up costs are expensed and are not capitalized as part of inventory costs. These standards are generally used to determine inventory values for the succeeding year.

In periods in which production costs have changed significantly from the prior period, the updating of standards can have a significant impact on the Corporation’s operating results.

Discussion of Business Segments

The following tables display selected financial data for the Corporation’s reportable business segments for each of the three years in the period ended December 31, 2003.

Selected Financial Data by Business Segment

years ended December 31
(add 000)

Total revenues	2003	2002	2001
Aggregates	$1,617,040	$1,539,834	$1,486,646
Specialty Products	94,413	80,043	107,715

Total	$1,711,453	$1,619,877	$1,594,361

Net sales
Aggregates	$1,412,356	$1,353,820	$1,292,956
Specialty Products	88,330	75,507	101,156

Total	$1,500,686	$1,429,327	$1,394,112

Gross profit
Aggregates	$290,209	$278,880	$281,261
Specialty Products	9,554	10,760	14,032

Total	$299,763	$289,640	$295,293

Selling, general and administrative expenses
Aggregates	$113,423	$106,864	$93,303
Specialty Products	7,950	7,410	10,615

Total	$121,373	$114,274	$103,918

Other operating (income) and expenses, net
Aggregates	$(8,253)	$(5,187)	$(3,553)
Specialty Products	884	296	(8,746)

Total	$(7,369)	$(4,891)	$(12,299)

Earnings from operations
Aggregates	$185,055	$177,238	$191,461
Specialty Products	92	2,650	11,657

Total	$185,147	$179,888	$203,118

Aggregates

The Aggregates division’s net sales increased 4% to $1.412 billion for the year ended December 31, 2003, compared with the prior year’s net sales. The division’s operating earnings for 2003 were $185.1 million as compared to $177.2 million in the prior year. The Results of Operations section on pages 30 through 33 includes a discussion of the factors affecting the performance of the Aggregates division.

For the year ended December 31, 2002, the Aggregates division had net sales of $1.354 billion, which were $60.9 million, or 5%, higher than the 2001 net sales of $1.293 billion. In 2002, the division’s earnings from operations of $177.2 million represented a 7% decrease from 2001 earnings from operations of $191.5 million. Operating margins were 13.1 % in 2002 and 14.8% in 2001. The Aggregates division’s 2002 operating earnings and margins decreased compared to 2001, as a result of the recessionary economy in the construction industry and wet weather conditions that reduced shipments. Costs were negatively affected by reduced production levels in the fourth quarter, winter losses at acquired operations and start-up costs, all partially offset by the nonamortization of goodwill in 2002.

Page 50	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

Specialty Products

For the year ended December 31, 2003, the Specialty Products division had net sales of $88.3 million, an increase of $12.8 million, or 17%, from 2002 net sales of $75.5 million. The division’s earnings from operations for 2003 of $0.1 million decreased $2.6 million when compared to 2002 earnings from operations of $2.7 million.

Specialty Products division’s 2002 net sales of $75.5 million were 25% below 2001 net sales of $101.2 million. The decrease in net sales is due to the sale of the refractories business in May 2001. The segment’s operating earnings for 2001 of $11.7 million included an $8.9 million gain on the sale of the refractories business.

Consolidated Operating Cash Flow (in millions)
2003	$277.2
2002	$203.6
2001	$252.9
2000	$212.9
1999	$223.7

Liquidity and Cash Flows

Operating Activities

The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was $277.2 million in 2003, as compared to $203.6 million in 2002 and $252.9 million in 2001. These cash flows were derived, substantially, from net earnings before deduction of certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization were as follow:

years ended December 31
(add 000)	2003	2002	2001
Depreciation	$126,829	$125,817	$119,606
Depletion	6,261	6,109	6,036
Amortization	6,516	6,770	28,993

Total	$139,606	$138,696	$154,635

Goodwill amortization expense was included in 2001.

The increase in cash provided by operating activities in 2003 as compared to 2002 of $73.6 million was, among other things, due to working capital control measures implemented in 2003 that resulted in a reduction of inventories and relatively flat accounts receivable despite an increase in net sales. These provided a net source of cash compared to a use of cash in 2002. Additionally, while 2003 earnings before the cumulative effect of the accounting change were comparable to 2002, the current year earnings included a pretax gain on divestitures and the sale of assets of $4.4 million, compared to $24.2 million in 2002. In accordance with generally accepted accounting principles, these gains on divestitures are deducted from earnings in determining net cash provided by operating activities. Further, the 2002 divestitures included the write-off of nondeductible goodwill, which resulted in higher income tax payments in 2002. Accounts payable were a source of funds in 2003 compared with a use of funds in 2002. These factors were partially offset by a $21 million increase in pension plan contributions in 2003 compared with the prior year.

The decrease in net cash provided by operating activities in 2002 as compared to 2001 of $49.4 million is principally due to lower earnings before depreciation, depletion and amortization. Additionally, a higher percentage of earnings during 2002 related to the sales of assets or divestitures. In 2002, accounts receivable continued to increase as customers took longer to pay outstanding accounts in the weak economic environment. Year-end 2002 inventories were higher than 2001 levels as poor weather in the fourth quarter slowed shipments. Accounts payable balances declined in 2002, as compared to an increase in 2001. These factors were offset somewhat by a decrease in cash paid for taxes in 2002 as compared to 2001.

Investing Activities

Net cash used for investing activities was $99.8 million in 2003 and $102.9 million in 2002 while $370.2 million was used in 2001. The decline in 2003 and 2002 compared with 2001 was the result of diminished acquisition activity. Additions to property, plant and equipment, excluding acquisitions, declined to $120.6 million in 2003 from $152.7 million and $194.4 million in 2002 and 2001, respectively, due to the completion of several large capital expansion projects. Additionally, the Corporation has continued to enter into operating leases, primarily for mobile equipment in the ordinary course of business. The obligations for these operating leases are included under the section Contractual and Off Balance Sheet Obligations on pages 53 and 54. Spending for property, plant and equipment, exclusive of acquisitions and property and equipment acquired under operating leases, is expected to approximate depreciation, depletion and amortization expense in 2004, or approximately $140 million.

The Corporation used $8.6 million in 2003 primarily for the purchase of the remaining interest in a limited liability company; $48.0 million in 2002 for six acquisitions; and $221.8

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 51

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

million in 2001 for the purchase of Meridian and twelve other acquisitions. All acquisitions have been Aggregates division related. The Corporation’s acquisition and capital expenditures reflect planned strategic and capital spending activities that are consistent with management’s strategy for investment and expansion within the consolidating aggregates industry.

Proceeds from divestitures of assets include the pretax cash from the sale of surplus land and equipment and primarily the divestitures of several aggregates operations, and in 2001, the refractories business.

Financing Activities

Approximately $66.8 million and $109.7 million of cash was used for financing activities during 2003 and 2002, respectively. In 2001, $130.4 million of cash was provided by financing activities.

The Corporation repaid net indebtedness of $29.9 million in 2003 and $74.7 million in 2002, both excluding the impact of the interest rate of swaps. In 2001, the Corporation incurred indebtedness of $149.9 million, primarily in connection with acquisitions made during the year. Net cash from financing activities excludes the debt obligations assumed in connection with acquisitions of $7.5 million in 2002 and $5.1 million in 2001, which are reflected under the section Investing Activities on pages 51 and 52.

In May 2003, the Corporation terminated the interest rate swap agreements entered into in May 2002 and received a cash payment of $12.6 million, which represented the fair value of the swaps on the date of termination. In August 2003, the Corporation entered into interest rate swap agreements related to $100 million of the $200 million Notes due in 2008. Additional information is contained in Note G to the audited consolidated financial statements on pages 19 and 20.

In 2003, the Board of Directors approved total cash dividends on the Corporation’s common stock of $0.69 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.15 a share for the first quarter and at a rate of $0.18 a share for the second, third and fourth quarters.

During 2003, the Corporation resumed its common stock repurchase plan through open market purchases pursuant to authority granted by its Board of Directors. In 2003, the Corporation repurchased 331,100 shares at an aggregate price of $15.0 million. There were no shares repurchased in 2002 or 2001. During 2003, the Corporation issued stock under its stock-based award plans, providing $1.0 million in cash. Comparable cash provided by issuance of common stock was $0.6 million and $2.6 million in 2002 and 2001, respectively. Further, during 2002 and 2001, the Corporation issued approximately 244,300 and 1,684,400 shares of common stock, respectively, for acquisitions. The Corporation did not issue any shares of common stock for acquisitions in 2003.

Capital Structure and Resources

Long-term debt, including current maturities of long-term debt and commercial paper, decreased to $718.1 million at the end of 2003, from $744.9 million at the end of 2002. The fair value of the interest rate swaps, $1.4 million and $9.8 million at December 31, 2003 and 2002, respectively, is included in the long-term debt balance. Additionally, the unamortized portion of unwound swaps, $11.4 million, is included in the December 31, 2003 balance. Net of available cash, which includes escrowed cash, and the effect of interest rate swaps, total debt represented 34% of total capitalization at December 31, 2003, compared with 40% at December 31, 2002. The Corporation’s debt at December 31, 2003 was principally in the form of publicly issued long-term, fixed-rate notes and debentures. Shareholders’ equity increased to $1.130 billion at December 31, 2003 from $1.083 billion at December 31, 2002.

In May 2003, the Corporation terminated its interest rate swap agreements and received a cash payment of $12.6 million, which represented the fair value of the swaps on the date of termination. The Corporation also received accrued interest of $2.1 million, which represented the difference in the interest rate between the fixed interest received and the variable interest paid from the previous interest payment date to the termination date. In accordance with generally accepted accounting principles, the carrying amount of the related Notes on the date of termination, which includes adjustments for changes in the fair value of the debt while the swaps were in effect, will be accreted back to its par value over the remaining life of the Notes. The accretion will decrease annual interest expense by approximately $2 million until the maturity of the Notes in 2008.

In August 2003, the Corporation entered into new interest rate swap agreements related to $100 million of the $200 million in principal amount of 5.875% Notes due in 2008. The Corporation will receive a fixed annual interest rate of 5.875% and pay a variable annual interest rate based on six-month LIBOR plus 1.50%. The swap agreements terminate concurrently with the maturity of the Notes. The Corporation is required to record the fair value

Page 52	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

■

of the swap agreements and the change in the fair value of the related Notes in its consolidated balance sheet. In accordance with accounting guidance, no net gain or loss is recorded for the change in fair values of the swap agreements or the Notes. At December 31, 2003, the fair value of the swap agreements was $1.4 million.

At December 31, 2003, the Corporation had $125.1 million in cash and cash equivalents. This cash, along with the Corporation’s internal cash flows and availability of financing resources, including its access to capital markets, both debt and equity, and its commercial paper program and revolving credit agreement, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, to cover debt service requirements, to meet capital expenditures and discretionary investment needs and to allow for payment of dividends for the foreseeable future. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions.

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

The Corporation is authorized to repurchase up to approximately 6,000,000 shares of its common stock for issuance under its stock award plans. Management will consider repurchasing shares of its common stock from time to time as deemed appropriate. The timing of such repurchases will be dependent upon availability of shares, the prevailing market prices and any other considerations that may, in the opinion of management, affect the advisability of purchasing the stock.

Contractual and Off Balance Sheet Obligations

In addition to long-term debt, the Corporation has a $275 million revolving five-year credit facility, syndicated through a group of commercial domestic and foreign banks, which supports a $275 million United States commercial paper program. The five-year agreement expires in August 2006 (see Note G to the audited consolidated financial statements on pages 19 and 20). No borrowings were outstanding under the revolving credit agreement or commercial paper program at December 31, 2003.

The Corporation, through its Magnesia Specialties business, is a 50% member of a limited liability company. Each of the two members of the limited liability company has guaranteed 50% of its debt, each up to a maximum of $7.5 million based on repayment obligations under a loan facility. At December 31, 2003, the Corporation recorded a liability of $6.0 million, which reflects its expected future contributions to the limited liability company to repay the debt and is included in the table of contractual obligations. In connection with the limited liability company, Magnesia Specialties entered into a long-term supply agreement under which it will supply processed brine to the other member at a market rate.

In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. Amounts due under operating leases and royalty agreements are expensed in the period incurred. Management anticipates that during 2004, the Corporation will enter into additional operating leases for certain mobile and other equipment, as well as royalty agreements for land and mineral reserves.

The Corporation has entered into commitments to purchase natural gas in 2004. These commitments totaled $2.2 million as of December 31, 2003.

In 2004, the Corporation continued its common stock repurchase plan and, as of January 31, 2004, had repurchased 307,600 shares at an aggregate cost of $15.0 million.

The Corporation is a minority member of two LLCs whereby the majority members are paid preferred returns. The Corporation purchased the remaining interest in one of the LLCs in January 2004 for $5.6 million. The Corporation does not have the right to acquire the remaining interest of the other LLC until 2010.

The Corporation’s contractual commitments for debt (excluding the swap agreements), contributions to a LLC for a debt guarantee, minimum lease and royalty commitments for all noncancelable operating leases and royalty agreements, natural gas purchase obligations, repurchases of common stock, the purchase of the remaining interest of a LLC and preferred payments to the majority member of a LLC as of December 31, 2003, are as follow:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 53

■ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

(add 000)	Total	< 1 yr.	1-3yrs.	3-5 yrs.	> 5 yrs.
ON BALANCE SHEET:
Long-term debt	$705,311	$1,068	$2,006	$325,777	$376,460
Debt guarantee payments to LLC	6,000	1,200	2,400	2,400	—
OFF BALANCE SHEET:
Operating leases	120,392	25,831	45,764	34,407	14,390
Royalty agreements	80,578	8,358	14,477	14,514	43,229
Natural gas purchase obligations	2,239	2,239	—	—	—
Repurchases of common stock	15,009	15,009	—	—	—
Purchase of LLC’s remaining interest	5,593	5,593	—	—	—
Preferred payments to LLC majority member	5,951	707	1,414	1,414	2,416

Total	$941,073	$60,005	$66,061	$378,512	$436,495

Notes A, G and L to the audited consolidated financial statements on pages 14 through 17; 19 and 20; and 26, respectively, contain additional information regarding these commitments and should be read in conjunction with this table.

Contingent Liabilities and Commitments

The Corporation has entered into standby letter of credit agreements relating to workers’ compensation and automobile and general liability self-insurance. On December 31, 2003, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of approximately $17.6 million.

In the normal course of business, the Corporation is contingently liable for $135.4 million in surety bonds which guarantee its own performance and are required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. Three of these bonds, totaling $45.6 million, or 34% of all outstanding surety bonds, relate to specific performance for road projects currently underway. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Quantitative and Qualitative Disclosures about Market Risk

As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see Business Environment section on pages 34 through 43). Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates, as a result of its temporary cash investments, including money market funds and overnight investments in Eurodollars; interest rate swaps; any outstanding commercial paper obligations; and defined benefit pension plans.

Interest Rate Swaps

In August 2003, the Corporation entered into interest rate swap agreements (the “Swaps”) for interest related to $100 million of the $200 million Notes due in 2008 to increase the percentage of its long-term debt that bears interest at a variable rate. The Swaps are fair value hedges designed to hedge against changes in the fair value of the Notes due to changes in LIBOR, the designated benchmark interest rate. The terms of the Swaps include the Corporation receiving a fixed annual interest rate of 5.875% and paying a variable annual interest rate based on six-month LIBOR plus 1.50%.

The Corporation is required to record the fair value of the Swaps and the change in the fair value of the related Notes in its consolidated balance sheet. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, no gain or loss is recorded for the changes in fair values. At December 31, 2003, the fair market value of the Swaps is $1.4 million.

As a result of the Swaps, the Corporation has increased interest rate risk associated with changes in the LIBOR rate. A hypothetical decrease in interest rates of 1% would decrease annual interest expense by $1 million and also increase the fair market value of the debt covered by the Swaps by approximately $4.4 million. A hypothetical increase in interest rates of 1 % would increase annual interest expense by $1 million and also decrease the fair market value of the debt covered by the Swaps by approximately $5.1 million.

Commercial Paper Obligations

The Corporation has a $275 million commercial paper program in which borrowings bear interest at a variable rate based on LIBOR. At December 31, 2003, there were no outstanding commercial paper borrowings. Due to commercial paper borrowings bearing interest at a variable rate, there is interest rate risk when such debt is outstanding.

Page 54	Martin Marietta Materials,Inc. and Consolidated Subsidiaries

■

Pension Expense

The Corporation sponsors noncontributory defined benefit pension plans that cover substantially all employees. Therefore, the Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and the expected long-term rate of return on assets. The selection of the discount rate is based on the yields on high quality, fixed income investments. The selection of the expected long-term rate of return on assets is based on general market conditions and related returns on a portfolio of investments. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Application of Critical Accounting Policies section on pages 43 through 50.

Aggregate Interest Rate Risk

The pension expense for 2004 is calculated based on assumptions selected at December 31, 2003. Therefore, interest rate risk in 2004 is limited to the potential effect related to the interest rate swaps and outstanding commercial paper. Assuming no commercial paper is outstanding, which is consistent with the balance at December 31, 2003, the aggregate effect of a hypothetical 1% increase in interest rates would increase interest expense and decrease pretax earnings by $1 million.

FORWARD-LOOKING STATEMENTS — SAFE HARBOR PROVISIONS

If you are interested in Martin Marietta Materials, Inc. stock, management recommends that, at a minimum, you read the Corporation’s current annual report and 10-K, and 10-Q and 8-K reports to the SEC over the past year. The Corporation’s recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Corporation’s Web site at www.martinmarietta.com and are also available at the SEC’s Web site at www.sec.gov. You may also write or call the Corporation’s Corporate Secretary, who will provide copies of such reports.

Investors are cautioned that all statements in this annual report that relate to the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and involve risks and uncertainties, and are based on assumptions that the Corporation believes in good faith are reasonable but which may be materially different from actual results. Forward-looking statements give the investor our expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of our forward-looking statements here and in other publications may turn out to be wrong.

Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this annual report include, but are not limited to, business and economic conditions and trends in the markets the Corporation serves; the level and timing of federal and state transportation funding; levels of construction spending in the markets the Corporation serves; unfavorable weather conditions; ability to recognize increased sales and quantifiable savings from internal expansion projects; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability; fuel costs; transportation costs; competition from new or existing competitors; successful development and implementation of the structural composite technological process and strategic products for specific market segments and market acceptance of these products; unanticipated costs or other adverse effects associated with structural composite revenue levels, products pricing, and cost associated with manufacturing ramp-up; the financial strength of the structural composite customers and suppliers; business and economic conditions and trends in the trucking and composites industries in various geographic regions; possible disruption in commercial activities related to terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations; and other risk factors listed from time to time found in the Corporation’s filings with the Securities and Exchange Commission. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any forward-looking statements.

For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings, including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 29 through 55 of the 2003 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 14 through 1 7 and 26 and 27, respectively, of the audited consolidated financial statements included in the 2003 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 55

■ QUARTERLY PERFORMANCE

    unaudited

(add 000, except per share)

							Earnings before
							Cumulative Effect
	Total Revenues		Net Sales		Gross Profit		of Accounting Change		Net Earnings
Quarter	2003	2002	2003	2002	2003	2002	2003	2002[2]	2003	2002[2,3]
First	$315,055	$314,424	$274,553	$273,874	$20,869	$28,039	$(14,018)	$(10,549)	$(20,892)	$(22,059)
Second	457,985	451,734	403,107	402,732	99,055	107,873	39,650	53,362	39,650	53,362
Third	505,869	465,130	444,341	410,824	102,975	96,574	45,520	38,925	45,520	38,925
Fourth	432,544	388,589	378,685	341,897	76,864	57,154	29,345	16,077	29,345	16,077

Totals	$1,711,453	$1,619,877	$1,500,686	$1,429,327	$299,763	$289,640	$100,497	$97,815	$93,623	$86,305

Per Common Share
							Stock Prices
	Basic Earnings[1]		Diluted Earnings[1]		Dividends Paid		High	Low	High	Low
Quarter	2003	2002[2,3]	2003	2002[2,3]	2003	2002	2003		2002
First	$(0.29)	$(0.22)	$(0.29)	$(0.22)	$0.15	$0.14	$32.01	$26.10	$49.33	$39.02
Second	0.81	1.10	0.81	1.09	0.18	0.14	$38.05	$27.36	$43.60	$37.15
Third	0.93	0.80	0.93	0.80	0.18	0.15	$39.97	$33.10	$39.10	$32.33
Fourth	0.60	0.33	0.60	0.33	0.18	0.15	$48.00	$36.45	$32.95	$27.30

Totals	$2.05	$2.01	$2.05	$2.00	$0.69	$0.58

[1]	Earnings per common share are before the cumulative effect of an accounting change. In 2003, the Corporation recorded a $0.14 per basic and diluted share charge as the cumulative effect of adopting FAS 143. In 2002, the Corporation recorded a $0.24 per basic share and $0.23 per diluted share charge as the cumulative effect adopting FAS 142.

[2]	Earnings and basic and diluted earnings per common share in the second quarter include recognition of gains on the divestitures of quarries in the Columbus, Ohio area and the Culpeper and Fredericksburg, Virginia areas.

[3]	Net earnings and earnings per basic and diluted share in the first quarter differ from amounts previously reported in the Form 10-Q for the quarter ended March 31, 2002. The difference results from the $11,510,000 impairment charge recorded during the fourth quarter of 2002, retroactive to January 1, 2002, for the cumulative effect of a change in accounting principle related to the adoption of FAS 142.

The following presents total revenues, net sales, net earnings (loss) and earnings (loss) per diluted share attributable to discontinued operations:

(add 000, except per share)

	Total Revenues		Net Sales		Net Earnings (Loss)		Earnings (Loss) per Diluted Share
Quarter	2003	2002	2003	2002	2003	2002	2003	2002
First	$9,312	$17,317	$8,759	$15,970	$820	$(1,480)	$0.02	$(0.03)
Second	14,658	24,332	13,793	22,776	(617)	6,923	(0.01)	0.14
Third	11,319	19,282	11,079	18,319	129	205	—	0.01
Fourth	3,552	12,708	3,552	11,788	(919)	48	(0.02)	—

Totals	$38,841	$73,639	$37,183	$68,853	$(587)	$5,696	$(0.01)	$0.12

Page 56	Martin Marietta Materials, Inc. and Consolidated Subsidiaries

FIVE YEAR SUMMARY    ■

(add 000, except per share)	2003	2002	2001	2000	1999
Consolidated Operating Results
Net sales	$1,500,686	$1,429,327	$1,394,112	$1,229,221	$1,180,042
Freight and delivery revenues	210,767	190,550	200,249	172,740	166,349

Total revenues	1,711,453	1,619,877	1,594,361	1,401,961	1,346,391

Cost of sales, other costs and expenses	1,322,908	1,254,330	1,203,293	1,037,370	975,963
Freight and delivery costs	210,767	190,550	200,249	172,740	166,349

Cost of operations	1,533,675	1,444,880	1,403,542	1,210,110	1,142,312

	177,778	174,997	190,819	191,851	204,079
Other operating (income) and expenses, net	(7,369)	(4,891)	(12,299)	(4,789)	(9,198)

Earnings from Operations	185,147	179,888	203,118	196,640	213,277
Interest expense	42,587	44,028	46,792	41,895	39,411
Other nonoperating (income) and expenses, net	429	11,476	3,777	(3,991)	(9,841)

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	142,131	124,384	152,549	158,736	183,707
Taxes on income	41,047	32,265	51,546	53,542	65,069

Earnings from continuing operations before cumulative effect of change in accounting principle	101,084	92,119	101,003	105,194	118,638
Discontinued operations, net of taxes	(587)	5,696	4,359	6,833	7,143

Earnings before cumulative effect of change in accounting principle	100,497	97,815	105,362	112,027	125,781
Cumulative effect of change in accounting for asset retirement obligations	(6,874)	—	—	—	—
Cumulative effect of change in accounting for intangible assets	—	(11,510)	—	—	—

Net Earnings	$93,623	$86,305	$105,362	$112,027	$125,781

Basic Earnings Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$2.06	$1.89	$2.11	$2.25	$2.55
Discontinued operations	(0.01)	0.12	0.09	0.15	0.15

Earnings before cumulative effect of change in accounting principle	2.05	2.01	2.20	2.40	2.70
Cumulative effect of change in accounting principle	(0.14)	(0.24)	—	—	—

Basic Earnings Per Common Share	$1.91	$1.77	$2.20	$2.40	$2.70

Diluted Earnings Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$2.06	$1.88	$2.10	$2.24	$2.53
Discontinued operations	(0.01)	0.12	0.09	0.15	0.15

Earnings before cumulative effect of change in accounting principle	2.05	2.00	2.19	2.39	2.68
Cumulative effect of change in accounting principle	(0.14)	(0.23)	—	—	—

Diluted Earnings Per Common Share	$1.91	$1.77	$2.19	$2.39	$2.68

Pro forma earnings, assuming nonamoritization of goodwill provision of FAS 142 adopted on January 1, 1999:
Net earnings			$124,612	$127,094	$139,635
Earnings per diluted share			$2.59	$2.71	$2.97

Cash Dividends Per Common Share	$0.69	$0.58	$0.56	$0.54	$0.52

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$21,603	$21,387	$19,696	$16,750	$21,899
Current assets - other	599,916	519,260	498,754	418,670	396,848
Property, plant and equipment, net	1,042,432	1,067,576	1,082,189	914,072	846,993
Goodwill, net	577,586	577,449	571,186	374,994	375,327
Other intangibles, net	25,142	31,972	35,782	34,462	31,497
Other noncurrent assets	63,414	55,384	39,191	92,910	85,392

Total	$2,330,093	$2,273,028	$2,246,798	$1,851,858	$1,757,956

Current liabilities - other	$219,096	$200,936	$209,765	$154,377	$158,356
Current maturities of long-term debt and commercial paper	1,068	11,389	4,490	45,155	39,722
Long-term debt and commercial paper	717,073	733,471	797,385	601,580	602,011
Pension and postretirement benefits	76,917	101,796	81,650	84,950	85,839
Noncurrent deferred income taxes	130,102	108,496	102,664	86,563	81,857
Other noncurrent liabilities	55,990	33,930	28,632	15,947	16,165
Shareholders’ equity	1,129,847	1,083,010	1,022,212	863,286	774,006

Total	$2,330,093	$2,273,028	$2,246,798	$1,851,858	$1,757,956

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page 57

Data for “2003 Aggregates Division Net Sales by State of Destination” graph on page 37

Aggregates Production and Sales

Location	% of Net Sales
Alabama	4%
Arkansas	5%
Bahamas	<1%
California	<1%
Florida	5%
Georgia	7%
Illinois	<1%
Indiana	5%
Iowa	6%
Kansas	2%
Kentucky	<1%
Louisiana	4%
Maryland	<1%
Minnesota	1%
Mississippi	2%
Missouri	1%
Nebraska	1%
Nevada	<1%
North Carolina	18%
Nova Scotia	<1%
Ohio	5%
Oklahoma	2%
South Carolina	4%
Tennessee	2%
Texas	19%
Virginia	2%
Washington	<1%
West Virginia	2%
Wisconsin	<1%
Wyoming	<1%

Aggregates Sales

Location	% of Net Sales
Colorado	<1%
New Jersey	<1%
Pennsylvania	<1%