Form 10-K, Exhibit 13
period 2004-12-31
MARTIN MARIETTA MATERIALS INC
filed 2005-02-25
CIK 916076

STATEMENT OF FINANCIAL RESPONSIBILITY

Shareholders
Martin Marietta Materials, Inc.

The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2004 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, that assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, accountability for assets is maintained and financial statements are prepared and presented fairly in accordance with accounting principles generally accepted in the United States. Internal control systems over financial reporting have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation operates in an environment that establishes an appropriate system of internal control over financial reporting and ensures that the system is maintained, assessed and monitored on a periodic basis. This internal control system includes examinations by internal audit staff and oversight by the Audit Committee of the Board of Directors.

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

The Audit Committee of the Board of Directors, which consists of six independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission and the New York Stock Exchange as they relate to the composition and practices of audit committees.

Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2004.

The consolidated financial statements and management’s assertion regarding its assessment of internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

Stephen P. Zelnak, Jr.	Janice K. Henry
Chairman, Board of Directors	Senior Vice President
President and Chief Executive Officer	Chief Financial Officer and Treasurer

February 21, 2005

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page ten

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Martin Marietta Materials, Inc.

We have audited management’s assessment, included in the accompanying Statement of Financial Responsibility, that Martin Marietta Materials, Inc., maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Martin Marietta Materials, Inc., maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 of Martin Marietta Materials, Inc., and subsidiaries and our report dated February 21, 2005 expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 21, 2005

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page eleven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Martin Marietta Materials, Inc.

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2005 expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 21, 2005

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twelve

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2004	2003	2002

Net Sales	$1,551,327	$1,476,146	$1,400,386
Freight and delivery revenues	208,286	208,402	188,167

Total revenues	1,759,613	1,684,548	1,588,553

Cost of sales	1,209,137	1,166,617	1,112,935
Freight and delivery costs	208,286	208,402	188,167

Total cost of revenues	1,417,423	1,375,019	1,301,102

Gross Profit	342,190	309,529	287,451
Selling, general and administrative expenses	127,676	120,540	113,300
Research and development	891	612	369
Other operating (income) and expenses, net	(12,969)	(7,078)	(4,709)

Earnings from Operations	226,592	195,455	178,491
Interest expense	42,954	42,587	44,028
Other nonoperating (income) and expenses, net	(1,084)	429	11,476

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	184,722	152,439	122,987
Taxes on income	56,543	45,198	32,161

Earnings from Continuing Operations before Cumulative Effect of Change in Accounting Principle	128,179	107,241	90,826
Gain (Loss) on discontinued operations, net of related tax effect of $2,113, $(2,693) and $ 14,294, respectively	984	(6,744)	6,989

Earnings before Cumulative Effect of Change in Accounting Principle	129,163	100,497	97,815
Cumulative effect of change in accounting for asset retirement obligations, net of related tax benefit of $4,498	—	(6,874)	—
Cumulative effect of change in accounting for intangible assets	—	—	(11,510)

Net Earnings	$129,163	$93,623	$86,305

Net Earnings Per Common Share
- Basic from continuing operations before cumulative effect of change in accounting principle	$2.66	$2.19	$1.87
- Discontinued operations	0.02	(0.14)	0.14

- Basic before cumulative effect of change in accounting principle	2.68	2.05	2.01
- Cumulative effect of change in accounting principle	—	(0.14)	(0.24)

	$2.68	$1.91	$1.77

- Diluted from continuing operations before cumulative effect of change in accounting principle	$2.64	$2.19	$1.86
- Discontinued operations	0.02	(0.14)	0.14

- Diluted before cumulative effect of change in accounting principle	2.66	2.05	2.00
- Cumulative effect of change in accounting principle	—	(0.14)	(0.23)

	$2.66	$1.91	$1.77

Weighted-Average Common Shares Outstanding
- Basic	48,142	48,905	47,727
- Diluted	48,534	49,136	48,858

Cash Dividends Per Common Share	$0.76	$0.69	$0.58

The notes on pages 17 to 33 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirteen

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000}	2004	2003

Current Assets:
Cash and cash equivalents	$161,620	$125,133
Accounts receivable, net	219,589	231,514
Inventories, net	209,309	213, 843
Current portion of notes receivable	4,655	3,064
Current deferred income tax benefits	5,750	21,603
Other current assets	23,330	15,494

Total Current Assets	624,253	610,651

Property, plant and equipment, net	1,065,215	1,042,432
Goodwill	567,495	577,586
Other intangibles, net	18,642	25,142
Noncurrent notes receivable	26,501	17,668
Other noncurrent assets	53,746	45,746

Total Assets	$2,355,852	$2,319,225

Liabilities and Shareholders’ Equity (add 000, except parenthetical share data)

Current Liabilities:
Bank overdraft	$9,527	$11,264
Accounts payable	89,949	76,576
Accrued salaries, benefits and payroll taxes	22,710	29,287
Pension and postretirement benefits	4,199	36,176
Accrued insurance and other taxes	35,904	37,927
Income taxes	10,697	2,833
Current maturities of long-term debt	970	1,068
Other current liabilities	29,857	27,620

Total Current Liabilities	203,813	222,751

Long-term debt	713,661	717,073
Pension, postretirement and postemployment benefits	88,241	76,917
Noncurrent deferred income taxes	139,179	116,647
Other noncurrent liabilities	57,531	55,990

Total Liabilities	1,202,425	1,189,378

Shareholders’ Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 47,306,000 and 48,670,000 shares outstanding at December 31, 2004 and 2003, respectively)	472	486
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	366,626	435,412
Accumulated other comprehensive loss	(8,970)	(8,694)
Retained earnings	795,299	702,643

Total Shareholders’ Equity	1,153,427	1,129,847

Total Liabilities and Shareholders’ Equity	$2,355,852	$2,319,225

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fourteen

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2004	2003	2002

Cash Flows from Operating Activities:
Net earnings	$129,163	$93,623	$86,305
Cumulative effect of change in accounting principle	—	6,874	11,510

Earnings before cumulative effect of change in accounting principle	129,163	100,497	97,815

Adjustments to reconcile earnings to cash provided by operating activities:
Depreciation, depletion and amortization	132,859	139,606	138,696
Gains on divestitures and sales of assets	(17,126)	(4,399)	(24,155)
Deferred income taxes	38,544	16,651	23,816
Other items, net	(913)	(299)	1,124
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	11,926	(1,887)	(15,178)
Inventories, net	786	18,039	(14,329)
Accounts payable	13,374	4,047	(7,531)
Other assets and liabilities, net	(41,772)	4,914	3,302

Net Cash Provided by Operating Activities	266,841	277,169	203,560

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(163,445)	(120,638)	(152,680)
Acquisitions, net	(5,567)	(8,618)	(47,970)
Proceeds from divestitures and sales of assets	45,687	29,478	97,731

Net Cash Used for Investing Activities	(123,325)	(99,778)	(102,919)

Cash Flows from Financing Activities:
Repayments of long-term debt	(1,065)	(4,156)	(5,399)
Repayments of commercial paper and line of credit net	—	(25,713)	(69,287)
Change in bank overdraft	(1,737)	(3,538)	(7,416)
Termination of interest rate swaps	—	12,581	—
Dividends paid	(36,507)	(33,714)	(28,278)
Repurchases of common stock	(71,507)	(13,253)	—
Issuances of common stock	3,787	1,037	640

Net Cash Used for Financing Activities	(107,029)	(66,756)	(109,740)

Net Increase (Decrease) in Cash and Cash Equivalents	36,487	110,635	(9,099)
Cash and Cash Equivalents, beginning of year	125,133	14,498	23,597

Cash and Cash Equivalents, end of year	$161,620	$125,133	$14,498

The notes on pages 17 to 33 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifteen

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Shares of			Accumulated Other		Total
	Common	Common	Additional	Comprehensive	Retained	Shareholders'
(add 000)	Stock	Stock	Paid-in Capital	Loss	Earnings	Equity

Balance at December 31, 2001	48,549	$485	$437,020	$—	$584,707	$1,022,212
Net earnings	—	—	—	—	86,305	86,305
Minimum pension liability, net of tax	—	—	—	(7,365)	—	(7,365)

Comprehensive earnings						78,940
Dividends declared	—	—	—	—	(28,278)	(28,278)
Issuances of common stock for acquisitions	244	2	8,132	—	—	8,134
Issuances of common stock for stock award plans	49	1	2,001	—	—	2,002

Balance at December 31, 2002	48,842	488	447,153	(7,365)	642,734	1,083,010
Net earnings	—	—	—	—	93,623	93,623
Minimum pension liability, net of tax	—	—	—	(1,329)	—	(1,329)

Comprehensive earnings						92,294
Dividends declared	—	—	—	—	(33,714)	(33,714)
Issuances of common stock for stock award plans	159	1	3,273	—	—	3,274
Repurchases of common stock	(331)	(3)	(15,014)	—	—	(15,017)

Balance at December 31, 2003	48,670	486	435,412	(8,694)	702,643	1,129,847
Net earnings	—	—	—	—	129,163	129,163
Minimum pension liability, net of tax	—	—	—	(276)	—	(276)

Comprehensive earnings						128,887
Dividends declared	—	—	—	—	(36,507)	(36,507)
Issuances of common stock for stock award plans	158	1	5,923	—	—	5,924
Repurchases of common stock	(1,522)	(15)	(74,709)	—	—	(74,724)

Balance at December 31, 2004	47,306	$472	$366,626	$(8,970)	$795,299	$1,153,427

The notes on pages 17 to 33 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixteen

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Organization. Martin Marietta Materials, Inc. (the “Corporation”) is engaged principally in the construction aggregates business. Aggregates products are used primarily for construction of highways and other infrastructure projects, and in the domestic commercial and residential construction industries. The Corporation’s aggregates, asphalt products and ready mixed concrete are sold and shipped from a network of 325 quarries, distribution facilities and plants to customers in 32 states, Canada and the Caribbean. Texas, North Carolina, Georgia, Iowa and Indiana account for approximately 57% of total 2004 net sales. In addition, the Corporation has a Specialty Products segment that produces magnesia-based chemicals products used in industrial, agricultural and environmental applications; dolomitic lime sold primarily to customers in the steel industry; and structural composite products used in a wide variety of industries.

Basis of Consolidation. The consolidated financial statements include the accounts of the Corporation and its wholly owned and majority-owned subsidiaries. Partially owned affiliates are either consolidated in accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), or accounted for at cost or as equity investments depending on the level of ownership interest or the Corporation’s ability to exercise control over the affiliates’ operations. Intercompany balances and transactions have been eliminated in consolidation.

The Corporation is a minority member of a limited liability company whereby the majority member is paid a preferred annual return. The Corporation has the ability to redeem the majority member’s interest after the lapse of a specified number of years. The Corporation consolidates the limited liability company in its consolidated financial statements.

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

Cash and Cash Equivalents. Cash equivalents are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase. Additionally, at December 31, 2004 and 2003, cash of $7,520,000 and $10,440,000, respectively, was held in an unrestricted escrow account on behalf of the Corporation. These cash balances are reported in other noncurrent assets.

Customer Receivables. Customer receivables are stated at cost. The Corporation does not charge interest on customer accounts receivable. The Corporation records an allowance for doubtful accounts, which includes a general reserve based on historical write offs and a specific reserve for accounts greater than $50,000 deemed at risk.

Inventories Valuation. Inventories are stated at the lower of cost or market. Cost for finished products and in process inventories is determined by the first-in, first-out method.

Notes Receivable. Notes receivable are stated at cost. The Corporation records an allowance for notes receivable deemed uncollectible. At December 31, 2004 and 2003, the allowance for uncollectible notes receivable was $737,000 and $602,000, respectively.

Properties and Depreciation. Property, plant and equipment are stated at cost. The estimated service lives for property, plant and equipment are as follow:

Class of Assets	Range of Service Lives
Buildings	1 to 50 years
Machinery & Equipment	1 to 30 years
Land Improvements	2 to 30 years

The Corporation begins capitalizing quarry development costs at a point when reserves are determined as proven and probable, economically mineable by the Corporation’s geological and operational staff and when demand supports investment in the market. Quarry development costs are included in mineral reserves.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventeen

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Mineral reserves are valued at the present value of royalty payments, using a prevailing market royalty rate that would have been incurred if the Corporation had leased the reserves as opposed to fee-ownership for the life of the reserves, not to exceed twenty years.

Depreciation is computed over estimated service lives, principally by the straight-line method. Depletion of mineral deposits is calculated over proven and probable reserves by the units-of-production method on a quarry-by-quarry basis.

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

The Corporation’s reporting units, which represent the level at which goodwill is tested for impairment under FAS 142, are based on its geographic regions. Goodwill is allocated to the reporting units based on the location of acquisitions and divestitures at the time of consummation.

In accordance with FAS 142, leased mineral rights acquired in a business combination that have a royalty rate less than a prevailing market rate are recognized as other intangible assets. The leased mineral rights are valued at the present value of the difference between the market royalty rate and the contractual royalty rate over the lesser of the life of the lease, not to exceed thirty years, or the amount of mineable reserves.

Other intangibles represent amounts assigned principally to contractual agreements and are amortized ratably over periods based on related contractual terms. The carrying value of other intangibles is reviewed if facts and circumstances indicate potential impairment. If this review determines that the carrying value is impaired, a charge is recorded.

Derivatives. The Corporation recognizes derivatives as either assets or liabilities in its consolidated balance sheets and measures those instruments at fair value. The Corporation’s derivatives are interest rate swaps, which represent fair value hedges. The Corporation’s objective for holding these derivatives is to balance its exposure to the fixed and variable interest rate markets. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 1 33”), these hedges are considered perfectly effective, and no net gain or loss is recorded for changes in the fair value of the interest rate swaps or the related debt.

Stock-Based Compensation. The Corporation has stock-based compensation plans for employees and directors, which are described more fully in Note K. The Corporation accounts for those plans under the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related Interpretations. For options granted under those plans with an exercise price equal to the market value of the stock on the date of grant, no compensation cost is recognized in net earnings as reported in the consolidated statements of earnings. Compensation cost is recognized in net earnings for awards granted under those plans with an exercise price less than the market value of the underlying common stock on the date of grant. Such costs are recognized ratably over the vesting period. The following table illustrates the effect on net earnings and earnings per share if the Corporation had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”):

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page eighteen

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31
(add 000, except per share)	2004	2003	2002

Net earnings, as reported	$129,163	$93,623	$86,305
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	1,244	1,396	152
Deduct: Stock-based compensation expense determined under fair value for all awards, net of related tax effects	(5,185)	(5,847)	(6,755)

Pro forma net earnings	$125,222	$89,172	$79,702

Earnings per share:
Basic-as reported	$2.68	$1.91	$1.77

Basic-pro forma	$2.60	$1.82	$1.64

Diluted-as reported	$2.66	$1.91	$1.77

Diluted-pro forma	$2.58	$1.81	$1.63

In 2004, the Corporation changed the model used for valuing stock options for options granted under the Corporation’s stock-based compensation plans. The fair value of the 2004 option awards was determined using a lattice valuation model as opposed to the Black-Scholes valuation model used in prior years. The lattice model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables and is considered to result in a better valuation of employee stock options. The Corporation assumed that all participants would exercise their vested options once the options reach 150% of their exercise price or at termination, retirement or death, if earlier. Other key assumptions used in determining the fair value of the stock options awarded in 2004 were a dividend yield of 1.68% and a volatility factor of 26.1%. For the 2004 option grant, the fair value calculated using the lattice model was $733,000 lower than the fair value calculated using the Black-Scholes model.

For awards granted in 2003 and prior years, the fair value was estimated as of the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions:

	2003	2002

Risk-free interest rate	4.00%	4.00%
Dividend yield	1.60%	1.30%
Volatility factor	26.40%	31.70%
Expected life	7 years	7 years

Based on the assumptions, the weighted-average fair value of each award granted was $11.00, $11.47 and $12.90 for 2004, 2003 and 2002, respectively.

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

Further, the Corporation records an accrual for other environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amounts can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. These costs are not discounted to their present value or offset for potential insurance or other claims or potential gains from future alternative uses for a site.

Income Taxes. Deferred income tax assets and liabilities on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net of valuation allowances.

Research and Development Costs. Research and development costs are charged to operations as incurred.

Start-Up Costs. Preoperating costs and noncapital startup costs for new facilities and products are charged to operations as incurred.

Comprehensive Earnings. Comprehensive earnings for the Corporation consists of net earnings and, for 2004 and 2003, respectively, $276,000 and $1,329,000 for the increase in the minimum pension liability, which is net of income tax benefits of $181,000 and $870,000, respectively.

Earnings Per Common Share. Basic earnings per common share are based on the weighted-average number of common shares outstanding during the year. Diluted

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page nineteen

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards to be issued to employees and nonemployee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements. The diluted per-share computations reflect a change in the number of common shares outstanding (the “denominator”) to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. In each year presented, the net earnings available to common shareholders (the “numerator”) is the same for both basic and dilutive per-share computations. The following table sets forth a reconciliation of the denominators for the basic and diluted earnings per share computations for each of the years ended December 31:

(add 000)	2004	2003	2002

Basic Earnings per Common Share:
Weighted-average number of shares	48,142	48,905	48,727

Effect of Dilutive Securities:
Employee and Director awards	392	231	131

Diluted Earnings per Common Share:
Weighted-average number of shares and assumed conversions	48,534	49,136	48,858

Accounting Changes. In January 2003, the Financial Accounting Standards Board (“FASB”) issued FlN 46 which requires a new approach in determining if a reporting entity consolidates certain legal entities referred to as variable interest entities (“VIEs”), including joint ventures, limited liability companies and equity investments, in which it has invested. Under FIN 46, consolidation of a VIE is required by the investor that absorbs a majority of the entity’s expected losses or receives a majority of the entity’s residual returns, or both. FIN 46 was effective as of March 31, 2004 for the Corporation. The adoption of FIN 46 was not material to the Corporation’s financial position or results of operations.

In May 2004, the FASB issued Staff Position FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP FAS 106-2”), which provides guidance on how companies should account for the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) on its postretirement health care plans. To encourage employers to retain or provide postretirement drug benefits, beginning in 2006, the federal government will provide non-taxable subsidy payments to employers that sponsor prescription drug benefits to retirees that are “actuarially equivalent” to the Medicare benefit. The Corporation has determined that its postretirement health care plans’ prescription drug benefits are actuarially equivalent to Medicare Part D benefits to be provided under the Act. Effective July 1, 2004, the Corporation adopted the accounting guidance of FSP FAS 106-2, which reduced its postretirement health care plans’ accumulated postretirement benefit obligation by $3,003,000 and 2004 annual expense by $174,000.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)”), which is a revision of FAS 123. FAS 123(R) supercedes APB No. 25 and amends FASB Statement No. 95, Statement of Cash Flows, and requires all forms of share-based payments to employees, including employee stock options, to be recognized as compensation expense. The compensation expense of the awards is measured at fair value at the grant date. FAS 123(R) is effective July 1, 2005 for the Corporation. The Corporation expects to adopt the provisions of the statement using the modified prospective transition method, which would recognize stock option awards as compensation expense for unvested awards as of july 1, 2005 and awards subsequent to that date. The 2005 impact of the adoption of FAS 123(R) on the Corporation’s results of operations will depend on the levels of share-based payments granted in 2005. If the Corporation had adopted FAS 123(R) in prior periods, net earnings would have been reduced by approximately $3,900,000, $4,500,000 and $6,600,000 in 2004, 2003 and 2002, respectively (see Note A - Stock-Based Compensation).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”). The amendments made by FAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges and require the allocation of fixed production overhead to inventory to be based on the normal capacity of the underlying production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have a material impact on the Corporation’s net earnings or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“FAS 153”). The amendments made by FAS 153 require that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Currently, the accounting for an exchange of a productive asset for a similar productive asset is based on the recorded amount of the asset relinquished. FAS 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of FAS 153 is not expected to have a material impact on the Corporation’s net earnings or financial position.

Reclassifications. Certain 2003 and 2002 amounts have been reclassed to conform to the 2004 presentation. The reclassifications had no impact on previously reported net earnings or financial position.

Note B: Intangible Assets

The following shows the changes in goodwill, all of which relate to the Aggregates segment, for the years ended December 31:

(add 000)	2004	2003

Balance at beginning of period	$577,586	$577,449
Acquisitions	4,384	5,242
Adjustments to purchase price allocations	902	(495)
Amounts allocated to divestitures	(15,377)	(4,610)

Balance at end of period	$567,495	$577,586

In 2002, the Corporation recorded an impairment charge of $11,510,000, which represented the cumulative effect of adopting FAS 142 and related to the road paving business reporting unit. This business was acquired as supplemental operations to larger acquisitions, does not represent a strategic business of the Corporation and has incurred operating losses since acquisition. The fair value of this reporting unit was determined using a discounted cash flow model. At January 1, 2002, the carrying value of the reporting unit exceeded its fair value. The impairment charge represented all of the goodwill related to this reporting unit.

Intangible assets subject to amortization consist of the following at December 31:

(add 000)
	2004
	Gross	Accumulated
	Amount	Amortization	Net Balance

Noncompetition agreements	$26,790	$(18,861)	$7,929
Trade names	4,331	(2,206)	2,125
Supply agreements	900	(706)	194
Use rights and other	16,026	(7,832)	8,194

Total	$48,047	$(29,605)	$18,442

	2003
	Gross	Accumulated
	Amount	Amortization	Net Balance

Noncompetition agreements	$30,410	$(18,605)	$11,805
Trade names	6,067	(2,091)	3,976
Supply agreements	900	(623)	277
Use rights and other	15,921	(7,037)	8,884

Total	$53,298	$(28,356)	$24,942

At December 31, 2004 and 2003, the Corporation had water use rights of $200,000 that are deemed to have an indefinite life and are not being amortized.

During 2004 and 2003, the Corporation acquired $350,000 and $2,029,000, respectively, of other intangibles, consisting of licensing agreements, that are subject to amortization. The weighted-average amortization period for these licensing agreements is 10.0 and 5.4 years in 2004 and 2003, respectively.

Total amortization expense for intangible assets for the years ended December 31, 2004, 2003 and 2002 was $4,677,000, $5,840,000 and $6,102,000, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-one

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following presents the estimated amortization expense for intangible assets for each of the next five years and thereafter:

(add 000)

2005	$3,846
2006	3,217
2007	2,252
2008	1,437
2009	1,051
Thereafter	6,639

Total	$18,442

Note C: Business Combinations and Divestitures

In 2004, the Corporation disposed of various nonstrategic operations in its Aggregates segment in markets in Tennessee, Louisiana, Washington, Oklahoma, California and Alabama. These divestitures represent discontinued operations, and, therefore, the results of their operations through the dates of disposal and any gain or loss on disposals are included in discontinued operations on the consolidated statements of earnings.

The discontinued operations included the following net sales, pretax loss on operations, pretax gain on disposals, income tax expense or benefit and net gain or loss:

years ended December 31
(add 000)	2004	2003	2002

Net sales	$15,790	$61,723	$97,794

Pretax loss on operations	$(3,630)	$(11,231)	$(338)
Pretax gain on disposals	6,727	1,794	21,621

Pretax gain (loss)	3,097	(9,437)	21,283
Income tax expense (benefit)	2,113	(2,693)	14,294

Net gain (loss)	$984	$(6,744)	$6,989

On October 29, 2004, the Corporation divested locations comprising approximately 70% of its sales of asphalt in the Houston, Texas area for consideration that included a note receivable with final payment due September 30, 2008. In connection with the divestiture, the Corporation entered into a supply agreement to sell aggregates to the buyer at market rates. The divestiture is included in continuing operations because of the Corporation’s continuing financial interest in the Houston asphalt market, as well as the related financing.

During 2004, the Corporation acquired the remaining interest in an LLC from a majority member for $5,567,000.

Note D: Accounts Receivable, Net

December 31
(add 000)	2004	2003

Customer receivables	$221,954	$230,841
Other current receivables	4,140	5,267

	226,094	236,108
Less allowances	(6,505)	(4,594)

Total	$219,589	$231,514

Bad debt expense was $3,574,000, $623,000 and $3,018,000 in 2004, 2003 and 2002, respectively, and is recorded in other operating income and expenses, net, on the consolidated statements of earnings.

During 2004, the Corporation increased its allowance for doubtful accounts. The change in allowance decreased net earnings by approximately $1,200,000, or $0.02 per diluted share. During 2003, the Corporation decreased its allowance for doubtful accounts. The change in allowance increased net earnings by approximately $1,900,000, or $0.04 per diluted share. These changes in estimates, which are recorded in bad debt expense, primarily resulted from changes in the level of specific accounts deemed at risk.

Note E: Inventories, Net

December 31
(add 000)	2004	2003

Finished products	$173,013	$183,479
Products in process and raw materials	17,412	12,535
Supplies and expendable parts	24,347	23,819

	214,772	219,833
Less allowances	(5,463)	(5,990)

Total	$209,309	$213,843

Note F: Property, Plant and Equipment, Net

December 31
(add 000)	2004	2003

Land and improvements	$299,729	$280,926
Mineral reserves	190,247	184,955
Buildings	85,075	80,571
Machinery and equipment	1,674,476	1,611,403
Construction in progress	60,010	47,610

	2,309,537	2,205,465
Less allowances for depreciation and depletion	(1,244,322)	(1,163,033)

Total	$1,065,215	$1,042,432

At December 31, 2004 and 2003, the net carrying value of mineral reserves was $ 143,992,000 and $144,415,000, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-two

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Depreciation and depletion expense was $127,496,000, $133,090,000 and $131,926,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Interest cost of $1,101,000, $1,875,000 and $3,788,000 was capitalized during 2004, 2003 and 2002, respectively.

At December 31, 2004 and 2003, $76,030,000 and $76,435,000, respectively, of the Corporation’s fixed assets were located in foreign countries, principally the Bahamas and Canada.

Note G: Long-Term Debt

December 31
(add 000)	2004	2003

6.875% Notes, due 2011	$249,773	$249,773
5.875% Notes, due 2008	209,761	212,251
6.9% Notes, due 2007	124,982	124,976
7% Debentures, due 2025	124,279	124,265
Acquisition notes, interest rates ranging from 2.11% to 9.00%	4,725	5,916
Other notes	1,111	960

Total	714,631	718,141
Less current maturities	(970)	(1,068)

Long-term debt	$713,661	$717,073

The 6.875% Notes were offered and sold by the Corporation, through a private offering, in March 2001 at 99.85% of their principal amount of $250,000,000. In July 2001, the Corporation exchanged $249,650,000 of the Notes for publicly registered notes with substantially identical terms. The effective interest rate on these securities is 6.98%, The Notes mature on April 1, 2011.

The 5.875% Notes were offered and sold by the Corporation, through a private placement, in December 1998 at 99.5% of their principal amount of $200,000,000. The Corporation exchanged the Notes for publicly registered notes with substantially identical terms. The effective interest rate on these securities is 6.03%. The Notes mature on December 1, 2008.

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

In May 2002, the Corporation entered into interest rate swap agreements related to $100 million of the Notes due in 2008. The swaps were with four separate financial institutions, each agreement covering $25 million of the Notes. The Corporation received a 5.875% fixed annual interest rate and paid a floating annual rate equal to six-month London Interbank Offer Rate (“LIBOR”) plus an average of 0.235%. The terms of the swaps and the related Notes match, and other necessary conditions of FAS 133 were met. Therefore, the hedges were considered perfectly effective and qualified for the shortcut method of accounting.

In May 2003, the Corporation terminated its interest rate swap agreements and received a cash payment of $12,581,000, which represented the fair value of the swaps on the date of termination. The Corporation also received accrued interest of $2,152,000, which represented the difference between the fixed interest rate received and the variable interest paid from the previous interest payment date to the termination date. In accordance with generally accepted accounting principles, the carrying amount of the related Notes on the date of termination, which includes adjustments for changes in the fair value of the debt while the swaps were in effect, will be accreted back to its par value over the remaining life of the Notes. The accretion will decrease annual interest expense by approximately $2,000,000 until the maturity of the Notes in 2008. At December 31, 2004 and 2003, the unamortized value of the terminated swaps was $9,281,000 and $11,393,000, respectively.

In August 2003, the Corporation entered into new interest rate swap agreements related to $100 million of the Notes due in 2008. The swaps are with four separate financial institutions, each agreement covering $25 million of the Notes. The Corporation receives a 5.875% fixed annual interest rate and pays a floating annual rate equal to six-month LIBOR plus 1.50%. The terms of the swaps and

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-three

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

the related Notes match and other necessary conditions of FAS 133 have been met. Therefore, the hedges are considered perfectly effective and qualify for the shortcut method of accounting. The Corporation is required to record the fair value of the swaps and the corresponding change in the fair value of the related Notes in its consolidated financial statements. At December 31, 2004 and 2003, the fair value of these interest rate swaps was $954,000 and $1,437,000, respectively. A corresponding amount is included in other noncurrent assets on the consolidated balance sheets.

The Corporation has a $275,000,000 five-year revolving credit agreement (the “Credit Agreement”), which is syndicated with a group of domestic and foreign commercial banks and expires in August 2006. Borrowings under the Credit Agreement are unsecured and bear interest, at the Corporation’s option, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of a LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1 /2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Credit Agreement contains restrictive covenants relating to the Corporation’s debt-to-total capitalization ratio, requirements for limitations on encumbrances and provisions that relate to certain changes in control. The Corporation pays an annual loan commitment fee to the bank group. No borrowings were outstanding under the Credit Agreement at December 31, 2004 and 2003.

The Credit Agreement supports a $275,000,000 commercial paper program, none of which was outstanding at December 31, 2004 or 2003.

Excluding interest rate swaps, the Corporation’s long-term debt maturities for the five years following December 31, 2004, and thereafter are:

(add 000)

2005	$970
2006	1,035
2007	125,782
2008	200,105
2009	497
Thereafter	376,007

Total	$704,396

Note H: Financial instruments

In addition to interest rate swaps and publicly registered long-term notes and debentures, the Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft, commercial paper and other borrowings.

Temporary cash investments are placed with creditworthy financial institutions, primarily in money market funds and Euro-time deposits. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

Customer receivables are due from a large number of customers who are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in certain states (see Note A). The estimated fair values of customer receivables approximate their carrying amounts.

Notes receivable are primarily related to divestitures. At December 31, 2004, the Corporation had notes receivable related to a divestiture with a carrying value of $12,943,000. At December 31, 2003, the Corporation had no significant concentrations of credit risk. The notes receivable are not publicly traded. However, using current market interest rates, but excluding adjustments for credit worthiness, if any, management estimates that the fair value of notes receivable approximates its carrying amount.

The bank overdraft represents the float of outstanding checks. The estimated fair value of the bank overdraft approximates its carrying value.

The estimated fair value of the Corporation’s publicly registered long-term notes and debentures at December 31, 2004 was approximately $765,450,000 compared with a carrying amount of $698,560,000 on the consolidated balance sheet. The estimated fair value and carrying amount exclude the impact of interest rate swaps. The fair value of this long-term debt was estimated based on quoted market prices for those instruments publicly traded. The estimated fair value of other borrowings of $5,836,000 at December 31, 2004 approximates its carrying amount.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-four

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The carrying values and fair values of the Corporation’s financial instruments at December 31 are as follow:

	2004
(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$161,620	$161,620
Accounts receivable, net	$219,589	$219,589
Notes receivable	$31,156	$31,156
Bank overdraft	$9,527	$9,527
Long-term debt, excluding interest rate swaps	$704,396	$771,286
Interest rate swaps in effect	$954	$954

	2003
(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$125,133	$125,133
Accounts receivable, net	$231,514	$231,514
Notes receivable	$20,732	$20,732
Bank overdraft	$11,264	$11,264
Long-term debt, excluding interest rate swaps	$705,311	$785,754
Interest rate swaps in effect	$1,437	$1,437

Note I: Income Taxes

The components of the Corporation’s tax expense on income from continuing operations are as follow:

years ended December 31
(add 000)	2004	2003	2002

Federal income taxes:
Current	$9,472	$18,011	$5,544
Deferred	35,752	19,436	20,546

Total federal income taxes	45,224	37,447	26,090

State income taxes:
Current	7,828	1,595	734
Deferred	1,815	4,997	4,376

Total state income taxes	9,643	6,592	5,110

Foreign income taxes:
Current	992	1,159	961
Deferred	684	—	—

Total foreign income taxes	1,676	1,159	961

Total provision	$56,543	$45,198	$32,161

The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2004	2003	2002

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(8.2)	(9.8)	(14.4)
State income taxes	0.3	2.8	2.7
Valuation allowance for state loss carryforwards	3.1	—	—
Goodwill write offs	1.2	—	—
Effect of foreign operations	—	0.6	2.1
Other items	(0.8)	1.0	0.7

Effective tax rate	30.6%	29.6%	26.1%

The principal components of the Corporation’s deferred tax assets and liabilities at December 31 are as follow:

	Deferred
	Assets (Liabilities)
(add 000)	2004	2003

Property, plant and equipment	$(185,835)	$(143,833)
Goodwill and other intangibles	(15,544)	(21,044)
Employee benefits	39,112	34,923
Valuation and other reserves	12,030	16,885
Inventories	6,792	6,308
Net operating loss carryforwards	6,939	—
Valuation allowance on deferred tax assets	(5,711)	—
Other items, net	2,919	6,029

Total	$(139,298)	$(100,732)

Additionally, the Corporation had a deferred tax asset of $5,869,000 and $5,688,000 at December 31, 2004 and 2003, respectively, related to its minimum pension liability.

Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared to the straight-line method for financial reporting purposes.

Deferred tax liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes pursuant to FAS 142.

Deferred tax assets for employee benefits result from the timing differences of the deductions for pension and postretirement obligations. For financial reporting purposes, such amounts are expensed in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). For income tax purposes, such amounts are deductible as funded.

The Corporation had net operating loss carryforwards of $103,196,000 at December 31, 2004, primarily related to state income taxes and which have varying expiration dates. The Corporation had deferred tax assets of $6,939,000 for the net operating loss carryforwards and a related valuation allowance of $5,711,000 at December 31, 2004, all of which was established in 2004.

The Corporation has established $14,191,000 and $13,455,000 of reserves for taxes at December 31, 2004 and 2003, respectively, that may become payable in future years as a result of an examination by tax authorities. The reserves, which are included in current income taxes payable on the consolidated balance sheets, primarily relate to federal tax treatment of percentage depletion deductions,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-five

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

acquisition and legal entity transaction structuring and transfer pricing, and state tax treatment of federal bonus depreciation deductions and certain transaction gains. The reserves are calculated based on probable exposures to additional tax payments to federal and state tax authorities. Tax reserves are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon completion of an audit by federal or state tax authorities.

Note J: Retirement Plans, Postretirement and Postemployment Benefits

The Corporation sponsors defined benefit retirement plans that cover substantially all employees. Additionally, the Corporation provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses (and Medicare Part B reimbursement) and retiree life insurance. The Corporation also provides certain benefits to former or inactive employees after employment but before retirement, such as workers’ compensation and disability benefits.

The measurement date for the Corporation’s defined benefit plans, postretirement benefit plans and postemployment benefit plans is November 30 for 2004 and December 31 for 2003. In 2004, the Corporation accelerated the date for actuarial measurement of its obligation from December 31 to November 30. The Corporation believes the one-month acceleration of the measurement date is a preferred change as it improves internal control procedures by allowing more time to review the completeness and accuracy of the actuarial benefit obligation measurements. The effect of the change in measurement date on the respective obligations and assets of the plans did not have a material cumulative effect on annual expense or accrued benefit costs.

Defined Benefit Retirement Plans. The assets of the Corporation’s retirement plans are held in the Corporation’s Master Retirement Trust and are invested in listed stocks, bonds and cash equivalents. Defined retirement benefits for salaried employees are based on each employee’s years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service.

The Corporation sponsors a Supplemental Excess Retirement Plan (“SERP”) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. In 2004, the SERP provided for a lump sum payment of vested benefits provided by the SERP unless the participant chooses to receive the benefits in the same manner that benefits are paid under the Corporation’s defined benefit retirement plans.

The Corporation’s defined benefit retirement plans comply with three principal standards: the Employee Retirement Income Security Act of 1974, as amended (ERISA), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements; FAS 87; and Statement of Financial Accounting Standards No. 132, Employers’ Disclosures About Pensions and Other Postretirement Benefits, as revised, which establishes rules for financial reporting. FAS 87 specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy.

The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)	2004	2003	2002

Components of net periodic benefit cost:
Service cost	$10,434	$9,073	$9,352
Interest cost	15,513	14,437	13,463
Expected return on assets	(16,377)	(10,648)	(12,826)
Amortization of:
Prior service cost	599	605	617
Actuarial loss	1,309	1,634	48
Transition (asset) obligation	(1)	1	(14)

Net periodic benefit cost	$11,477	$15,102	$10,640

The defined benefit plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follow:

years ended December 31
(add 000)	2004	2003

Change in benefit obligation:
Net benefit obligation at beginning of year	$249,159	$207,512
Service cost	10,434	9,073
Interest cost	15,513	14,437
Actuarial (gain) loss	(728)	26,806
Plan amendments	1,625	—
Gross benefits paid	(8,507)	(8,669)

Net benefit obligation at end of year	$267,496	$249,159

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-six

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31
(add 000)	2004	2003

Change in plan assets:
Fair value of plan assets at beginning of year	$165,570	$126,091
Actual return on plan assets, net	11,119	27,090
Employer contributions	51,220	21,058
Gross benefits paid	(8,507)	(8,669)

Fair value of plan assets at end of year	$219,402	$165,570

December 31
(add 000)	2004	2003

Funded status of the plan at end of year	$(48,094)	$(83,589)
Unrecognized net actuarial loss	54,675	51,452
Unrecognized prior service cost	4,023	2,997
Unrecognized net transition asset	(19)	(20)
Minimum pension liability	(18,844)	(17,359)

Net accrued benefit cost	$(8,259)	$(46,519)

December 31
(add 000)	2004	2003

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$17,331	$207
Accrued benefit cost	(6,746)	(29,367)
Accrued minimum pension liability	(18,844)	(17,359)

Net amount recognized at end of year	$(8,259)	$(46,519)

The Corporation recorded an intangible asset of $4,004,000 and $2,977,000 and accumulated other comprehensive loss, net of applicable taxes, of $8,970,000 and $8,694,000 at December 31, 2004 and 2003, respectively, related to the minimum pension liability. The intangible asset is included in other noncurrent assets.

The accumulated benefit obligation for all defined benefit pension plans was $227,691,000 and $212,079,000 at December 31, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $266,920,000, $227,296,000 and $218,816,000, respectively, at December 31, 2004, and $248,638,000, $211,746,000 and $165,020,000, respectively, as of December 31, 2003.

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2004	2003

Discount rate	6.00%	6.25%
Rate of increase in future compensation levels	5.00%	5.00%

Weighted-average assumptions used to determine net periodic retirement benefit cost for years ended December 31 are:

	2004	2003

Discount rate	6.25%	6.75%
Rate of increase in future compensation levels	5.00%	5.00%
Expected long-term rate of return on assets	8.25%	8.25%

The Corporation’s expected long-term rate of return on assets is based on historical rates of return for a similar mix of invested assets.

The pension plan asset allocation at December 31, 2004 and 2003 and target allocation for 2005 by asset category are as follow:

	Percent of Plan Assets
	Target	December 31
Asset Category	Allocation	2004	2003
Equity securities	60%	62%	63%
Debt securities	39%	37%	37%
Cash	1%	1%	—

Total	100%	100%	100%

The Corporation’s investment strategy for pension plan assets is for approximately two-thirds of the equity investments to be invested in large capitalization funds. The remaining third of the equity investments is invested in small capitalization and international funds. Fixed income investments are invested in funds with the objective of matching the return of the Lehman Brothers Aggregate Bond Index.

The Corporation made contributions of $51,220,000 and $21,058,000 to its pension plan in 2004 and 2003, respectively. The Corporation does not expect to make any pension plan contributions in 2005.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follow:

(add 000)

2005	$9,242
2006	$9,806
2007	$10,513
2008	$11,408
2009	$12,396
Years 2010-2014	$83,055

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-seven

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Postretirement Benefits. The net periodic postretirement benefit cost of postretirement plans included the following components:

years ended December 31
(add 000)	2004	2003	2002

Components of net periodic benefit cost:
Service cost	$656	$687	$675
Interest cost	3,528	4,068	3,582
Amortization of:
Prior service cost	(1,294)	(720)	(569)
Actuarial loss (gain)	320	212	(263)

Total net periodic benefit cost	$3,210	$4,247	$3,425

The postretirement health care plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follow:

years ended December 31
(add 000)	2004	2003

Change in benefit obligation:
Net benefit obligation at beginning of year	$60,410	$63,370
Service cost	656	687
Interest cost	3,528	4,068
Participants’ contributions	534	578
Actuarial (gain) loss	(2,761)	4,777
Plan amendments	—	(8,878)
Gross benefits paid	(3,471)	(4,192)

Net benefit obligation at end of year	$58,896	$60,410

years ended December 31
(add 000)	2004	2003

Change in plan assets:
Fair value of plan assets at beginning of year	$0	$0
Employer contributions	2,937	3,614
Participants’ contributions	534	578
Gross benefits paid	(3,471)	(4,192)

Fair value of plan assets at end of year	$0	$0

December 31
(add 000)	2004	2003

Funded status of the plan at end of year	$(58,896)	$(60,410)
Unrecognized net actuarial loss	7,544	10,623
Unrecognized prior service cost	(13,617)	(14,910)

Accrued benefit cost	$(64,969)	$(64,697)

December 31
(add 000)	2004	2003

Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit cost	$(64,969)	$(64,697)

Net amount recognized at end of year	$(64,969)	$(64,697)

Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2004	2003

Discount rate	6.00%	6.25%

Weighted-average assumptions used to determine net post-retirement benefit cost for years ended December 31 are:

	2004	2003

Discount rate	6.25%	6.75%

Assumed health care cost trend rates at December 31 are:

	2004	2003

Health care cost trend rate assumed for next year	10.0%	11.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2010	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)

Total service and interest cost components	$221	$(190)
Postretirement benefit
obligation	$3,599	$(3,096)

The Corporation’s estimate of its contributions to its postretirement health care plans in 2005 is approximately $3,100,000.

The expected benefit payments for each of the next five years and the five-year period thereafter are as follow:

(add 000)

2005	$3,858
2006	$3,894
2007	$4,086
2008	$4,193
2009	$4,312
Years 2010-2014	$22,597

Effective July 1, 2004, the Corporation adopted the accounting guidance of FSP FAS 106-2, which reduced its postretirement health care plans’ accumulated postretirement benefit obligation by $3,003,000 and 2004 expense by $174,000.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-eight

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Defined Contribution Plans. The Corporation maintains three defined contribution plans that cover substantially all employees. These plans, intended to be qualified under Section 401 (a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $4,649,000 in 2004, $4,516,000 in 2003 and $4,705,000 in 2002.

Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,881,000 and $1,877,000 at December 31, 2004 and 2003, respectively.

Note K: Stock Options and Award Plans

The shareholders approved, on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). In connection with the Plans, as of December 31, 2004, the Corporation was authorized to repurchase up to 3,800,000 shares of the Corporation’s common stock for issuance under the Plans.

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

The Plans provide that each nonemployee director receives 3,000 non-qualified stock options annually. The Corporation grants the nonemployee directors options to purchase its common stock at a price equal to the market value at the date of grant. These options vest immediately upon grant and expire ten years from such date.

The following table includes summary information for stock options for employees and nonemployee director awards:

	Number of	Weighted-
	Options	Average
	Outstanding	Exercise Price

Balance at December 31, 2001	2,286,424	$41.61
Granted	552,000	$36.55
Exercised	(30,167)	$25.74
Terminated	(55,751)	$46.22

Balance at December 31, 2002	2,752,506	$40.68
Granted	532,750	$38.32
Exercised	(52,799)	$24.73
Terminated	(52,584)	$41.15

Balance at December 31, 2003	3,179,873	$40.80
Granted	516,000	$42.38
Exercised	(146,470)	$30.96
Terminated	(52,754)	$43.99

Balance at December 31, 2004	3,496,649	$41.16

Exercise prices for options outstanding as of December 31, 2004 ranged from $20.00 to $63.44. The weighted-average remaining contractual life of those options is 6.4 years. Approximately 2,511,000, 2,171,000 and 1,738,000 outstanding options were exercisable at December 31, 2004, 2003 and 2002, respectively. The weighted-average exercise price of outstanding exercisable options at December 31, 2004 is $41.60.

The following table summarizes information for options outstanding and exercisable at December 31, 2004:

Options Outstanding
		Weighted-	Weighted-
Range of	Number of	Average	Average
Prices	Shares	Remaining Life	Exercise Price

$20.00-$24.25	186,518	1.2	$22.48
$32.37-$48.75	3,286,131	6.7	$42.10
$51.50-$63.44	24,000	4.8	$57.47

Options Exercisable
		Weighted-	Weighted-
Range of	Number of	Average	Average
Prices	Shares	Remaining Life	Exercise Price

$20.00-$24.25	186,518	1.2	$22.48
$32.37-$48.75	2,300,710	5.7	$42.98
$51.50-$63.44	24,000	4.8	$57.47

Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Corporation’s common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-nine

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

stock plan at certain minimum levels. Stock unit awards representing 34,331, 47,680 and 38,452 shares of the Corporation’s common stock were awarded in 2004, 2003 and 2002, respectively. The weighted-average grant-date fair value of these awards was $46.80, $28.15 and $43.91, respectively. Participants earn the right to receive their respective shares at the discounted value generally at the end of a 35-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period, with the exception of dividend equivalents that are paid on the units during the vesting period.

In 2004 and 2003, respectively, the Corporation granted 7,478 and 192,793 restricted stock awards under the Plans to a group of executive officers and key personnel. The weighted-average grant-date fair value of these awards was $46.80 and $40.64 in 2004 and 2003, respectively. Certain restricted stock awards are based on a specific common stock performance criteria over a specified period of time. In addition, certain awards were granted to individuals to encourage retention and motivate key employees. These awards generally vest if the executive is continuously employed on December 1 in the year that is immediately preceding three or five years from the date of grant, upon turning age 62 or on the sixth anniversary from the date of grant.

At December 31, 2004, there are approximately 1,537,000 awards available for grant under the Plans.

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

Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 12,007, 16,941 and 14,080 shares of the Corporation’s common stock under this plan during 2004, 2003 and 2002, respectively.

Note L: Leases

Total lease expense for all operating leases was $57,291,000, $55,665,000 and $53,950,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced and also contain minimum payments. Total royalties, principally for leased properties, were $34,692,000, $33,362,000 and $31,155,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2004 are as follow:

(add 000)

2005	$43,730
2006	38,258
2007	34,485
2008	25,068
2009	15,011
Thereafter	38,892

Total	$195,444

Note M: Shareholders’ Equity

The authorized capital structure of the Corporation includes 10,000,000 shares of preferred stock with par value of $0.01 a share. 100,000 shares of Class A Preferred Stock have been reserved in connection with the Corporation’s Shareholders Rights Plan. In addition, the capital structure includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2004, approximately 5,800,000 common shares were reserved for issuance under benefit and stock-based incentive plans. At December 31, 2004 and 2003, there were 1,115 and 1,215, respectively, shareholders of record.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2004, approximately 3,800,000 shares of the Corporation’s common stock are authorized to be repurchased under various stock-based compensation and common stock purchase plans and are outstanding under the Board’s authorization. During 2004 and 2003, respectively, the Corporation repurchased 1,522,200 and 331,100 shares of its common stock at public market prices at various purchase dates. There were no shares repurchased in 2002.

The Corporation issued 244,300 shares of common stock for acquisitions in 2002.

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

The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2004 and 2003 were $1,710,000 and $1,692,000, respectively, and are included in other operating income and expenses, net, on the consolidated statements of earnings.

The provisions of FAS 143 require the projected estimated reclamation obligation to include a market risk premium which represents the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future. However, due to the average remaining quarry life exceeding 50 years at current production rates and the nature of quarry reclamation work, the Corporation believes that it is impractical for external parties to agree to a fixed price today. Therefore, a market risk premium has not been included in the estimated reclamation obligation.

The following shows the changes in the asset retirement obligations for the years ended December 31:

(add 000)	2004	2003

Balance at January 1	$19,629	$18,122
Accretion expense	1,029	1,028
Liabilities incurred	239	763
Liabilities settled	(1,210)	(284)
Revisions in estimated cash flows	598	—

Balance at December 31	$20,285	$19,629

The following pro forma information presents net earnings, excluding the cumulative effect of the accounting change, and earnings per diluted share as if FAS 143 had been adopted on January 1, 2002:

(add 000, except per share)	2002

Net earnings	$85,198

Earnings per diluted share	$1.74

Other Environmental Matters. The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation’s operations, may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation’s operations, and such permits are subject to modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental remediation liability is inherent in the operation of the Corporation’s businesses, as it is with other companies engaged in similar businesses. The Corporation has no material provisions for environmental remediation liabilities and does not believe such liabilities will have a material adverse effect on the Corporation in the future.

Insurance Reserves and Letters of Credit. The Corporation has insurance coverage for workers’ compensation, automobile liability and general liability claims with deductibles

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-one

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

ranging from $250,000 to $1,500,000. The Corporation is also self-insured for health claims. During 2003, the Corporation decreased its accrual for incurred but not reported health claims based on the Corporation’s recent claims experience. The change in estimate increased net earnings by approximately $1,150,000, or $0.02 per diluted share. At December 31, 2004 and 2003, reserves of approximately $27,500,000 and $26,400,000, respectively, were recorded for all such insurance claims. In connection with these workers’ compensation and automobile and general liability insurance deductibles, the Corporation has entered into standby letter of credit agreements of $24,560,000 at December 31, 2004.

Guarantee Liability. At December 31, 2004 and 2003, the Corporation recorded a liability of $4,800,000 and $6,000,000, respectively, for a guarantee of debt of a limited liability company of which it is a member.

Surety Bonds. In the normal course of business, at December 31, 2004, the Corporation was contingently liable for $129,751,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments. Four of these bonds, totaling $44,141,000, or 34% of all outstanding surety bonds, relate to specific performance for road construction projects currently underway.

Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $19,621,000 and other purchase obligations related to energy and service contracts of $26,765,000 as of December 31, 2004. The Corporation’s contractual purchase commitments as of December 31, 2004 are as follow:

(add 000)

2005	$36,797
2006	4,867
2007	4,722

Total	$46,386

Employees. The Corporation had approximately 5,600 employees at December 31, 2004. Approximately 15% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees.

Note O: Business Segments

The Corporation conducts its operations through two reportable business segments: Aggregates and Specialty Products. The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations as compared to assets employed. Earnings from operations are net sales less cost of sales, selling, general and administrative expenses, and research and development expenses; include other operating income and expenses, and exclude interest expense, other nonoperating income and expenses, net, and income taxes. Assets employed by segment include assets directly identified with those operations. Corporate headquarters’ assets consist primarily of cash and cash equivalents, and property, plant and equipment for corporate operations, principally related to the new information systems. All debt and the related interest expense are held at corporate headquarters. Property additions include property, plant and equipment that has been purchased through acquisitions in the amount of $667,000 in 2004; $2,913,000 in 2003; and $23,611,000 in 2002.

The following tables display selected financial data for the Corporation’s reportable business segments for each of the three years in the period ended December 31, 2004. The product lines, asphalt, ready mixed concrete, construction and other, are combined into the Aggregates segment because these lines are considered internal customers of the core aggregates business. The Specialty Products segment includes the Magnesia Specialties and Structural Composite Products businesses.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-two

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Selected Financial Data by Business Segment

years ended December 31
(add 000)

Total revenues	2004	2003	2002

Aggregates	$1,641,690	$1,590,135	$1,508,510
Specialty Products	117,923	94,413	80,043

Total	$1,759,613	$1,684,548	$1,588,553

Net sales

Aggregates	$1,441,233	$1,387,816	$1,324,879
Specialty Products	110,094	88,330	75,507

Total	$1,551,327	$1,476,146	$1,400,386

Gross profit

Aggregates	$323,178	$299,975	$276,691
Specialty Products	19,012	9,554	10,760

Total	$342,190	$309,529	$287,451

Selling, general and administrative expenses

Aggregates	$116,601	$112,573	$105,890
Specialty Products	11,075	7,967	7,410

Total	$127,676	$120,540	$113,300

Earnings from operations

Aggregates	$220,180	$195,364	$175,841
Specialty Products	6,412	91	2,650

Total	$226,592	$195,455	$178,491

Assets employed

Aggregates	$2,055,862	$2,025,945	$2,108,834
Specialty Products	81,032	76,805	66,128
Corporate headquarters	218,958	216,475	90,588

Total	$2,355,852	$2,319,225	$2,265,550

Depreciation, depletion and amortization

Aggregates	$119,268	$127,743	$128,078
Specialty Products	6,179	5,544	5,473
Corporate headquarters	7,412	6,319	5,145

Total	$132,859	$139,606	$138,696

Property additions

Aggregates	$147,956	$115,031	$162,116
Specialty Products	8,295	5,236	2,654
Corporate headquarters	7,861	3,284	11,521

Total	$164,112	$123,551	$176,291

The following table displays total revenues by product line for the years ended December 31:

(add 000)	2004	2003	2002

Aggregates	$1,505,017	$1,448,044	$1,361,861
Asphalt	71,708	76,176	77,136
Ready mixed concrete	31,549	31,005	29,114
Road paving	23,195	24,283	30,037
Other	10,221	10,627	10,362

Total Aggregates segment	1,641,690	1,590,135	1,508,510
Specialty Products	117,923	94,413	80,043

Total	$1,759,613	$1,684,548	$1,588,553

Note P: Supplemental Cash Flow and Other Information

The following presents supplemental cash flow information for the years ended December 31:

(add 000)	2004	2003	2002

Cash paid for interest	$44,926	$46,813	$47,082
Cash paid for taxes	$13,433	$14,832	$25,355
Noncash investing and financing activities:
Exchange of quarries	$—	$—	$10,500
Value of common stock issued in connection with acquisitions	$—	$—	$9,718
Debt assumed in connection with acquisitions	$—	$—	$7,500
Notes receivable issued in connection with divestitures	$12,000	$10,273	$5,645

The following presents the components of the change in other assets and liabilities, net, for the years ended December 31:

(add 000)	2004	2003	2002

Other current and noncurrent assets	$9,345	$(8,229)	$92
Notes receivable	(9,311)	3,839	1,398
Accrued salaries, benefits and payroll taxes	(6,563)	510	(1,584)
Accrued insurance and other taxes	(2,022)	5,261	246
Accrued income taxes	6,161	11,777	(1,749)
Accrued pension, postretirement and postemployment benefits	(39,483)	(6,687)	12,071
Other current and noncurrent liabilities	101	(1,557)	(7,172)

Total	$(41,772)	$4,914	$3,302

The following table presents domestic and foreign total revenues for the years ended December 31:

(add 000)	2004	2003	2002

Domestic	$1,728,072	$1,657,475	$1,568,300
Foreign	31,541	27,073	20,253

Total	$1,759,613	$1,684,548	$1,588,553

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-three

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS

INTRODUCTORY OVERVIEW

Martin Marietta Materials, Inc., (the “Corporation”) is the nation’s second largest producer of construction aggregates and a leading producer of magnesia-based chemicals. The Corporation is also developing structural composite products for use in a wide variety of industries. The overall areas of focus for the Corporation on an ongoing basis include the following:

•	Maximize shareholder return long-term by pursuing sound growth and earnings objectives;

•	Conduct business in full compliance with applicable laws, rules, regulations and the highest standards of ethics;

•	Provide a safe and healthy workplace for the Corporation’s employees; and

•	Reflect all aspects of good citizenship by being responsible neighbors.

The highlights of the Corporation’s financial condition and operating results for 2004 include:

•	Continued improvement in balance sheet strength;

•	Gross margin improvement in core aggregates business as a result of:

–	leverage from general economic improvement;

–	cost structure improvement from plant modernization and productivity improvement initiatives; and

–	focus on expanding business in high growth markets, particularly in the Southeast and Southwest.

•	Continued maximization of transportation and material options created by the Corporation’s long-haul distribution network;

•	Divestiture of certain underperforming assets;

•	Realization of benefits from restructuring the Magnesia Specialties operations;

•	Improvement in employee safety performance; and

•	Successful documentation and evaluation of the system of internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002.

In 2005, management will focus on, among other things, the following initiatives:

•	Profit margin improvement by maximizing pricing opportunities and continued focus on cost structure;

•	Continued divestitures of nonstrategic assets;

•	Maximization of return on invested capital; and

•	Build the revenue base of the Structural Composite Products business

In addition, management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.

Aggregates Economic Considerations

The construction aggregates business is a commodity-type business that is cyclical and dependent on activity within the construction marketplace. The principal end-users are in public infrastructure (e.g., highways, bridges, schools and prisons), commercial (e.g., office buildings and malls) and residential construction markets. As discussed further under the section Aggregates Industry and Corporation Trends on pages 41 and 42, end-user markets respond to changing economic conditions in different ways. Public infrastructure construction is typically more stable than commercial and residential construction due to funding from federal and state governments. Commercial and residential construction levels are interest-rate sensitive and typically move in a direct relationship with economic cycles.

The industry and the Corporation are focusing, in the near term, on the passage of a new federal highway program. As discussed under the section Federal and State Highway Appropriations on pages 45 and 46, management believes that a federal highway program funding bill will be approved at a higher level than the previous bill, which expired on September 30, 2003. Since then, the highway program has been operating under a continuing resolution that currently expires on May 31, 2005. The spending level for fiscal year 2005 of $34.6 billion under the current continuing resolution is higher than previous levels. However, the debate on funding levels, terms and duration will continue in 2005, and the level of highway spending will continue to be uncertain until a federal highway bill is finalized and state construction spending priorities are set.

Residential construction spending increased in 2004 as compared with 2003. Commercial construction spending, while beginning to recover in some areas of the United States, was still at a low level in 2004.

In 2004, the Corporation shipped 191.5 million tons of aggregates to customers in 32 states, Canada, the Bahamas and the Caribbean Islands from 308 quarries and distribution yards. Additionally, the Corporation sells asphalt and ready mixed concrete from 17 plants. While the Corporation’s aggregates operations cover a wide

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-four

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates division’s top five revenue-generating states, namely Texas, North Carolina, Georgia, Iowa and Indiana, accounted for approximately 57% of 2004 net sales by state of destination, while the top ten revenue-generating states accounted for approximately 79% of 2004 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas within these states where its operations are located.

Aggregates Industry Considerations

The construction aggregates business is conducted outdoors. Therefore, seasonal changes and other weather-related conditions significantly affect the aggregates industry and can impact the Aggregates division’s production schedules and levels of profitability.

While natural aggregates sources typically occur in relatively homogeneous deposits throughout the United States, the challenge facing aggregates producers is to locate aggregates deposits that are economically mineable, can be permitted and are in the proximity of growing markets. Currently, this is becoming more challenging as residential expansion and other real estate development have encroached on attractive quarrying locations, imposing regulatory constraints or otherwise making these locations impractical. Management believes the Corporation continues to meet this challenge through strategic planning efforts to identify site locations in advance of economic expansion and the development of a long-haul distribution network. This network moves aggregates materials from aggregates sources, both domestic and offshore, via rail and water, to markets where aggregates supply is limited. This emerging trend introduces risks and affects operating results as discussed more fully under the sections Analysis of Margins and Transportation Exposure on pages 39 and 40 and pages 47 through 49, respectively.

Over the past ten years, the aggregates industry has been in a consolidation trend. The Corporation actively participated in the consolidation of the industry. In fact, approximately 49% of the Corporation’s 2004 net sales are derived from acquisitions that have occurred since January 1, 1995. When acquired, new locations generally do not satisfy the Corporation’s internal safety, maintenance and pit development standards and, therefore, require additional resources before the Corporation realizes the benefits of the acquisitions. Management continues to integrate and upgrade its acquired operations. The consolidation trend is slowing for the industry as the number of suitable acquisition targets in high growth markets shrinks. As acquisition growth slows, the Corporation has focused on investing in internal expansion projects in high growth markets and on divesting of nonstrategic, underperforming operations.

Aggregates Financial Considerations

The production of construction-related aggregates products requires a significant capital investment leading to high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on page 47. Therefore, operating results and financial performance are sensitive to volume changes. Management evaluates financial performance in a variety of ways. However, gross profit as a percentage of net sales (“gross margin”) is a significant measure of financial performance reviewed by management on a quarry-by-quarry basis. The movement toward higher gross margin levels is a goal of management. The recent divestitures of nonstrategic assets, such as several Houston asphalt plants and the road paving business in the Shreveport, Louisiana market, is expected to improve overall gross margin prospectively. Internally, other key performance indicators management also reviews are changes in average selling prices, costs per ton produced and return on invested capital for the aggregates business. While the change in average selling prices demonstrates economic and competitive conditions, changes in costs per ton produced are indicative of operating efficiency.

Other Business Considerations

The Corporation also produces dolomitic lime and magnesia-based chemicals through its Magnesia Specialties business and is developing a structural composite products business. These businesses are reported in the Specialty Products segment.

The dolomitic lime business is dependent on the highly cyclical steel industry, and operating results are affected by changes in that industry. In the chemical products component, management has strategically shifted the focus of the business to higher margin specialty chemicals that can be produced at volume levels that support efficient operations. Management believes that this focus,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-five

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

coupled with the joint venture brine pipeline with The Dow Chemical Company, has improved the position of the magnesia chemicals business. Further, current and forecasted supply shortages in the dolomitic lime market have created an opportunity for management to consider an additional capital investment in this business. Management will consider pricing, costs and logistical issues, in addition to the outlook for the steel industry, to determine if the additional capital investment would provide an acceptable internal rate of return. A significant portion of the cost related to the production of dolomitic lime and magnesia chemical products is of a fixed or semifixed nature. In addition, the production of dolomitic lime and certain magnesia chemical products requires the use of natural gas, coal and petroleum coke, and fluctuations in their pricing directly affect operating results.

The Corporation is engaged in developmental activities related to fiber-reinforced composite technology. The Corporation’s strategic objective for Structural Composite Products is to create a business with characteristics that include high organic growth rates, low capital intensity and noncyclicality, based on diverse products and opportunities for substitution for existing structural materials. The recent and near-term focus is on product trials and commercialization. This business is approximately six months behind plan in the commercialization phase. Improved performance in 2005 is essential to continued investment in this business. Revenue has been insignificant to date, and, as with any start-up opportunity, development activities are subject to uncertainty and risks (see section Structural Composite Products Business on pages 51 and 52).

Cash Flow Considerations

The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. Cash generation through debt has been related to large acquisitions. Equity has been used for smaller acquisitions as appropriate. During 2004, the Corporation’s management continued to focus on increasing available cash while demonstrating its commitment to shareholders and employees through share repurchases, increased dividends and voluntary contributions to the Corporation’s pension plan.

FINANCIAL OVERVIEW

The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 10 through 33. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction and steel-related marketplaces, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates division generated 93% of net sales and 97% of the operating earnings during 2004. The remaining net sales and operating earnings are attributable to the Corporation’s Specialty Products division. The following comparative analysis and discussion should be read in that context. The comparative analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales and is consistent with the basis by which management reviews the Corporation’s operating results.

Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and is not intended to be indicative of management’s judgment of materiality.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-six

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Results of Operations

     The Corporation’s consolidated operating results and operating results as a percentage of net sales were as follows:

years ended December 31		% of		% of		% of
(add 000)	2004	Net Sales	2003	Net Sales	2002	Net Sales

Net sales	$1,551,327	100.0%	$1,476,146	100.0%	$1,400,386	100.0%
Cost of sales	1,209,137	77.9	1,166,617	79.0	1,112,935	79.5

Gross profit	342,190	22.1	309,529	21.0	287,451	20.5
Selling, general and administrative expenses	127,676	8.2	120,540	8.2	113,300	8.1
Research and development	891	0.1	612	0.1	369	0.0
Other operating (income) and expenses, net	(12,969)	(0.8)	(7,078)	(0.5)	(4,709)	(0.3)

Earnings from operations	226,592	14.6	195,455	13.2	178,491	12.7
Interest expense	42,954	2.7	42,587	2.9	44,028	3.1
Other nonoperating (income) and expenses, net	(1,084)	(0.0)	429	0.0	11,476	0.8

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	184,722	11.9	152,439	10.3	122,987	8.8
Taxes on income	56,543	3.6	45,198	3.0	32,161	2.3

Earnings from continuing operations before cumulative effect of change in accounting principle	128,179	8.3	107,241	7.3	90,826	6.5
Discontinued operations, net of taxes	984	0.0	(6,744)	(0.5)	6,989	0.5

Earnings before cumulative effect of change in accounting principle	129,163	8.3	100,497	6.8	97,815	7.0
Cumulative effect of change in accounting principle	—	—	(6,874)	(0.5)	(11,510)	(0.8)

Net earnings	$129,163	8.3%	$93,623	6.3%	$86,305	6.2%

Net Sales

Net Sales by reporting segment for the year ended December 31 were as follows:

(add 000)	2004	2003	2002

Aggregates	$1,441,233	$1,387,816	$1,324,879
Specialty Products	110,094	88,330	75,507

Total	$1,551,327	$1,476,146	$1,400,386

Aggregates. Net sales growth in the Aggregates segment resulted primarily from strong pricing improvement. Aggregates average sales price increases were as follows for the years ended December 31:

	2004	2003	2002

Heritage Aggregates Operations[1]	3.2%	1.3%	2.4%
Aggregates Division	3.2%	1.6%	2.8%

[1]	For purposes of determining heritage sales price increases, the percentage change for the year is calculated using the then heritage aggregates prices.

The average annual heritage price increase for the five years ended December 31, 2004 was 2.6%. Aggregates sales price increases in 2003 and 2002 were negatively affected by the recessionary construction economy experienced in those years.

Aggregates shipments of 191.5 million tons in 2004 remained relatively flat as compared with 2003. In 2003, total aggregates shipments increased 1.6% to 191.6 million tons as compared with 2002 shipments of 188.6 million tons.

Shipments (thousands of tons)	2004	2003	2002

Heritage Aggregates Operations[2]	190,037	187,719	179,712
Divestitures[3]	1,431	3,875	8,875

Aggregates Division	191,468	191,594	188,587

[2]	Heritage aggregates operations exclude acquisitions that were not included in 2004 and 2003 operations for the full fiscal year.

[3]	Divestitures represent tons related to divested operations up to the date of divestiture.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-seven

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Specialty Products. Specialty Products net sales growth was the result of strong lime sales at increased prices to the steel industry and increased chemical sales to a variety of end users. Net sales of $110.1 million in 2004 increased 25% as compared with 2003, while net sales in 2003 increased 17% over 2002.

Cost of Sales

Cost of sales, as a percentage of net sales, decreased as plant and mobile fleet modernization and productivity improvement initiatives improved the Corporation’s cost structure, in spite of rising energy, steel and manganese, and health and welfare costs.

The Corporation’s operating leverage can be substantial due to the high fixed and semi-fixed costs associated with aggregates production. During 2004, production at heritage locations increased 3.9% above 2003 levels to better match shipments. Aggregates inventory levels were decreased in 2003.

Grow Profit

Gross margin is a measure of a company’s efficiency during the production process. The Corporation’s gross margin improved during 2004 as pricing improvements and productivity gains outpaced increases in production costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, as a percentage of net sales, were flat at 8.2%, 8.2% and 8.1% for the years ended December 31, 2004, 2003 and 2002, respectively. The absolute dollar increase of $7.1 million in 2004 as compared with 2003 resulted from increased incentive compensation and Sarbanes-Oxley regulatory compliance costs. The increase of $7.2 million in 2003 from 2002 was due to increased employee benefit costs.

Other Operating Income and Expenses, Net

Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain amounts receivable; rental, royalty and services income; and, for 2004 and 2003, the accretion and depreciation expenses related to Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”). In 2004, other operating income included a pretax gain of $5.0 million on the sale of certain asphalt plants in the Houston, Texas market where the Corporation has a continuing financial interest.

Earnings from Operations

Operating margin, defined as earnings from operations divided by net sales, measures a company’s operating profitability. The Corporation’s operating margin improved 140 basis points in 2004 as compared with prior year, the result of gross margin improvement and higher gains from the sales of assets.

Interest Expense

Interest expense increased slightly as compared with 2003 as a result of higher interest rates during the year and lower capitalized interest. The 2003 decrease in interest expense as compared with 2002 related to lower average outstanding debt partially offset by lower capitalized interest.

Other Nonoperating Income and Expenses, Net

Other nonoperating income and expenses, net, are comprised generally of interest income, net equity earnings from nonconsolidated investments and eliminations of minority interests for consolidated, non-wholly owned subsidiaries. In 2002, other nonoperating income and expenses, net, included $7.2 million of expenses related to legal settlements and to reserve an investment related to microwave technologies.

Income Taxes

Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to the effect of state income taxes, the impact of book and tax accounting differences arising from the net permanent benefits associated with the depletion allowances for mineral reserves, foreign operating earnings, and the tax effect of nondeductibility of goodwill related to asset sales.

The Corporation’s estimated effective income tax rate, including continuing and discontinued operations, was 31.2% in 2004, 29.7% in 2003 and 32.2% in 2002. The estimated effective income tax rate for continuing operations for 2004 was 30.6%, compared with 29.6% in 2003 and 26.1% in 2002.

Discontinued Operations

2004 divestitures included nonstrategic operations within the Aggregates segment located in markets in Alabama, Tennessee, Oklahoma, Louisiana, California and Washington. 2003 divestitures included nonstrategic operations within the Aggregates segment located in markets in Alabama, Ohio, Missouri, West Virginia, Louisiana and Texas.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-eight

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations on the consolidated statements of earnings. The discontinued operations included the following net sales, pretax loss on operations, pretax gain on disposals, income tax expense or benefit and net gain or loss for the years ended December 31 (add 000):

	2004	2003	2002

Net sales	$15,790	$61,723	$97,794

Pretax loss on operations	$(3,630)	$(11,231)	$(338)
Pretax gain on disposals	6,727	1,794	21,621

Pretax gain (loss)	3,097	(9,437)	21,283
Income tax expense (benefit)	2,113	(2,693)	14,294

Net gain (loss)	$984	$(6,744)	$6,989

Net Earnings and Cumulative Effect of Changes in Accounting Principle

2004 net earnings of $129.2 million, or $2.66 per diluted share, increased 29% compared with 2003 net earnings of $100.5 million, or $2.05 per diluted share, which excludes a $0.14 per diluted share loss for the cumulative effect of adopting FAS 143.

The 2003 net earnings, prior to the cumulative effect of the accounting change, increased 3% compared with 2002 net earnings of $97.8 million, or $2.00 per diluted share, which excludes a $0.23 per diluted share loss for the cumulative effect of adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”).

Analysis of Margins

The Corporation achieved its objective of overall gross margin improvement in 2004 by maximizing pricing opportunities, improving its cost structure through productivity improvement and plant modernization initiatives and divesting of certain nonstrategic assets. Consolidated gross margin for continuing operations for the years ended December 31 were as follows:

2004	22.1%
2003	21.0%
2002	20.5%

When compared with peak gross margins in the late 1990’s, the Aggregates division’s gross margin performance has been negatively affected by several factors. A primary factor is the expansion and development of water and rail distribution yards. Most of this activity is in coastal areas, which generally do not have an indigenous supply of aggregates and yet exhibit above average growth characteristics. Development of this distribution network is a key component of the Corporation’s strategic growth plan and has already led to increased market share in certain areas. However, sales from rail and water distribution locations yield lower margins as compared with sales directly from quarry operations. Transportation freight cost from the production site to the distribution terminals is embedded in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. In general, a margin is not earned on the embedded freight component of price (see Transportation Exposure section on pages 47 through 49). In 2004, approximately 23 million tons were sold from distribution yards, and results from these distribution operations reduced gross margin for the Aggregates division by approximately 410 basis points. Management expects that the distribution network currently in place will provide the Corporation a greater growth opportunity than many of its competitors, and margins should gradually improve, subject to the economic environment.

Other factors, including vertical integration, a large number of internal expansion and plant improvement projects, acquisitions, certain nonstrategic assets and the recent economic recession, have further affected margin. Gross margins associated with vertically integrated operations, including asphalt, ready mixed concrete and construction operations, are lower as compared with aggregates operations. Gross margins for the Corporation’s asphalt and ready mixed concrete businesses typically range from 10% to 15% as compared with the Corporation’s aggregates business, which generally ranges from 20% to 25%. The road paving business was acquired as supplemental operations that were part of larger acquisitions. As such, it does not represent a strategic business of the Corporation. The margin in this business is affected by volatile factors including fuel costs, operating efficiencies and weather, and this business has typically resulted in losses that are not significant to the Corporation as a whole. In 2004, the mix of these operations to total aggregates operations lowered gross margin by approximately 180 basis points. The Corporation’s gross margin will continue to be adversely affected by the lower margins for these vertically

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page thirty-nine

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

integrated businesses and for the water and rail distribution network as a result of management’s strategic growth plan. However, the recent disposal of certain asphalt plants in Houston, Texas should reduce the negative impact of vertical integration on the Corporation’s gross margin.

During 2004, the Corporation better matched production to shipments as compared with 2003 when the Corporation utilized inventory control measures that resulted in a reduction of inventories. This factor provided a positive impact on the Corporation’s earnings in 2004 when compared with 2003. When production levels are less than shipments, the change in inventory results in costs that were capitalized in inventory in prior periods being expensed in the current period. Certain of these costs are fixed in nature and, as a result, negatively impact earnings. Further, when production levels are less than optimal, production cost per unit is negatively affected by these fixed costs.

Gross margin for the Specialty Products division was 17.3%, 10.8% and 14.3% for the years ended December 31, 2004, 2003 and 2002, respectively. The 2004 improvement in gross margin resulted from strong lime and chemical sales coupled with realization of benefits from the restructuring of the Magnesia Specialties operations, partially offset by start-up costs from the Structural Composite Products business.

Business Combinations and Divestitures

The Corporation continued its planned divestiture of nonstrategic operations during 2004. These divestitures included three asphalt plants in Texas; three quarries in Tennessee; a quarry in Washington; a quarry in California; a ready mixed concrete plant in Louisiana; an asphalt plant and a trucking business in Oklahoma; and an operation in Alabama. Additionally, the Corporation completed the disposal of its road paving business in the Shreveport, Louisiana market.

The Corporation’s divestiture of three asphalt plants in Texas comprised approximately 70% of its net sales of asphalt in the Houston area. The Corporation received consideration that included a note receivable with final payment due September 30, 2008. Further, in connection with the divestiture, the Corporation entered into a supply agreement at market rates with the buyer. The divestiture has been included in continuing operations because of the Corporation’s continuing financial interest in the Houston asphalt market, as well as the related financing.

During 2004, the Corporation completed one acquisition for $5.6 million in cash. In this acquisition, the Corporation purchased the majority member’s ownership interest in a limited liability company (“LLC”) in which the Corporation was the other member and which operates an aggregates business in Mississippi. The Corporation made its initial investment in the LLC in 1998.

Goodwill represents the excess of the purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually for impairment in accordance with the provisions of FAS 142. If this review indicates that the goodwill is impaired, a charge is recorded. During 2002, in connection with the adoption of FAS 142, the Corporation recorded an impairment charge of $11.5 million as the cumulative effect of a change in accounting principle (see the section Application of Critical Accounting Policies on pages 53 through 60). Goodwill was as follows at December 31:

	Goodwill	% of Total	% of Shareholders'
	(in millions)	Assets	Equity

2004	$567.5	24.1%	49.2%
2003	$577.6	24.9%	51.1%

In December 2004, the Corporation announced the formation of a joint venture with Hunt Midwest Enterprises (“Hunt Midwest”), effective January 1, 2005, to operate substantially all of the aggregates facilities of both companies in Kansas City and surrounding areas. The joint venture company, Hunt Martin Materials LLC, is 50% owned by each party and is the leading aggregates producer in the area. The joint venture, valued at approximately $75 million, was formed by the parties contributing a total of 15 active quarry operations with production of approximately 7.5 million tons annually. The Corporation will consolidate the financial statements of the joint venture effective January 1, 2005 and present minority interest for the net assets attributable to Hunt Midwest. In the Corporation’s consolidated financial statements, the assets contributed by Hunt Midwest are valued at fair value on the date of contribution to the joint venture, while assets

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

contributed by the Corporation will continue to be valued at historical cost. The terms of the joint venture agreement provide that the Corporation will operate as the managing partner and receive a management fee based on tons sold. The joint venture has a term of fifty years with certain purchase rights provided to the Corporation and Hunt Midwest.

BUSINESS ENVIRONMENT

The sections on Business Environment on pages 41 through 52, and the disclosures therein, are intended to provide the reader with a synopsis of the business environment trends and risks facing the Corporation. However, the reader should understand that no single trend or risk stands alone. The relationship between trends and risks is dynamic, and this discussion should be read with this understanding.

Aggregates Industry and Corporation Trends

The Corporation’s principal business serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Accordingly, the Corporation’s profitability is sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. The cyclical swings in construction spending are further affected by fluctuations in interest rates, changes in the levels of infrastructure funding by the public sector and demographic and population shifts.

2004 Markets — Aggregates Division (Estimated percentage of 2004 shipments)

Infrastructure	46%
Commercial	25%
Residential	20%
Chemical, Railroad Ballast & Other	9%

Source: Corporation data

The Aggregates division sells its products primarily to contractors in connection with highway and other public infrastructure projects, with the balance of its sales to contractors in commercial and residential construction projects. While construction spending in the public and private market sectors is affected by economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are typically less interest-rate sensitive than private-sector spending, and generally improved levels of funding have enabled highway and other infrastructure projects to improve overall as compared with commercial and residential construction. The total value of the United States construction put in place on highways, streets and bridges was $65 billion in 2004 compared with $63 billion in 2003, according to the U.S. Census Bureau. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2004, which has consistently been the case for each year since 1990. Since public sector-related shipments account for approximately 46% of the Corporation’s 2004 aggregates shipments, the Aggregates division enjoys the benefit of the level of public-works construction projects. Accordingly, the Corporation’s management believes the Corporation’s exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened by the division’s mix of public sector-related shipments. However, delays in the passage of a federal highway funding authorization and state budget deficits have resulted in pressure on infrastructure spending.

The commercial construction market had a slight recovery in 2004 after monthly declines experienced since August 2001. As reported by the U.S. Census Bureau, improvements in commercial construction in 2004 occurred in the retail sector, most likely as a result of the strength of consumer spending. However, commercial construction still remains the weakest segment of the construction market as office vacancy rates remain high. There were modest reductions in office vacancy rates in certain regions, including Charlotte, North Carolina and certain areas in Florida, during 2004, but vacancy rates are still higher than levels necessary for a full-fledged commercial construction recovery. Management expects commercial construction demand to continue to improve in 2005.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-one

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The residential construction market increased 14% in 2004 from 2003, according to the U.S. Census Bureau, buoyed by low interest rates and strong housing starts. Further, the Corporation experienced an increase in the percentage of its shipments attributable to the residential construction market in 2004 as compared with 2003.

The Corporation’s asphalt, ready mixed concrete and road paving operations generally follow construction industry trends. These vertically integrated operations accounted for about 8% of 2004 Aggregates division’s total revenues. The Corporation became significantly more vertically integrated with the acquisition of Redland Stone Products Company in December 1998 and subsequent acquisitions in the Southwest. Vertically integrated operations, including asphalt, ready mixed concrete, road paving and trucking businesses, are the norm in the southwestern United States. The Corporation divested of certain operations within these businesses during 2004 and concurrently entered into supply agreements to provide aggregates at market rates to several of the buyers.

Since 1995, a greater percentage of the Corporation’s shipments have been transported by rail and water and gross margin has been negatively affected. In addition to competitive considerations, the lower margins resulted from customers generally not paying the Corporation a profit associated with the transportation component of the selling price. However, as demand increases in supply-constrained areas, additional pricing opportunities, coupled with improved distribution cost, may help recover profitability and improve gross margin on transported material.

U.S. Aggregates Consumption (in millions of tons)

	Stone	Sand/Gravel	Total
2004E	1,775	1,312	3,087
2003	1,698	1,279	2,977
2002	1,687	1,246	2,933
2001	1,798	1,235	3,033
2000	1,730	1,235	2,965

Source: United States Geological Survey

The Corporation’s management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. However, the consolidation trend is slowing as the number of suitable acquisition targets in attractive markets shrinks. The Corporation’s Board of Directors and management continue to review and monitor the Corporation’s strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, increasing market share in the Corporation’s strategic businesses and pursuing new technological opportunities that are related to the Corporation’s existing markets.

Aggregates Industry and Corporation Risks

General Economic Conditions

The general economy improved in 2004. The commercial construction market improved somewhat, but continues to be negatively affected by high vacancy rates. The residential construction market, as measured by new housing starts, increased during the year, buoyed by continued low mortgage rates.

Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 45 and 46). The level of state public-works spending is varied across the nation and dependent upon individual state economies. As state economies deal with the recent recessionary environment, the level of state spending on public works is at risk. Each state funds infrastructure spending from specifically allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, in addition to federal appropriations. Additionally, subject to voter approval, the states may pass bond programs to fund infrastructure spending. Shortfalls in tax revenues can result in reductions in appropriations for infrastructure spending. Accordingly, amounts put in place, or spent, may be below amounts awarded under legislative bills.

The impact of the economic recovery will vary by market Additionally, profitability by state may not be proportionate to net sales by state as certain of the Corporation’s markets are more profitable than others. Further, while the Aggregates division’s operations cover a wide geographic area, because of the high cost of transportation relative to the price of the product, the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-two

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

division’s and, consequently, the Corporation’s, operating performance and financial results depend on the strength of local economies, which may differ from the economic conditions of the state or region.

See end of exhibit for graph data

In 2004, as reported by economy.com, states with markets served by the Corporation showed an improved economic outlook when compared with 2003. In 2004, the economies in the states containing the Corporation’s markets are flat or expanding. In 2003, for comparison, 15 of the 31 states were in a recessionary environment.

The Aggregates division’s top five revenue-generating states, namely Texas, North Carolina, Georgia, Iowa and Indiana, accounted for approximately 57% of its 2004 net sales by state of destination. The top ten revenue-generating states, which also include South Carolina, Florida, Ohio, Louisiana and Arkansas, accounted for approximately 79% of 2004 net sales by state of destination.

In Texas, the infrastructure market outlook is positive as the state legislature has protected infrastructure spending levels recently. Additionally, there is a proposed multi-use, statewide network of transportation routes, the Trans-Texas Corridor, which will incorporate existing and new highways, railways and utility right-of-ways. The proposal is a long-term project that will be completed in phases over the next 50 years. In San Antonio, each of the infrastructure, commercial and residential construction markets remain strong, with the construction of a Toyota manufacturing facility spurring various construction projects. In Dallas, the construction market should remain positive with consistent state Department of Transportation funding and increased Turnpike Authority spending. Construction activity in the Houston market is expected to improve in 2005.

In North Carolina, the economy is strong, led by growth in the services, education, health care and construction industries. This growth is more than offsetting losses in the manufacturing industry that had adversely affected the length and depth of the state’s recession. Commercial construction has started to recover from the recent significant decline that resulted from weak demand for office and warehouse space. Residential construction demand has been relatively stable. North Carolina’s spending on highways has been strong, particularly in the Raleigh and Greensboro markets, as indicated by state highway spending data maintained by the Federal Highway Administration, which indicates average spending of $2.7 billion annually during the 5-year period ended in fiscal 2000. This stability continues principally due to legislation passed in 2001 that provided funding of $170 million in fiscal 2002 and $150 million in each of fiscal 2003 and 2004 for asphalt resurfacing. Additionally, the state passed a $3.1 billion education bond in 2002 to fund new construction, repairs and renovations on the sixteen state university system campuses. The state also passed a $950 million road bond in 1996 that continues to primarily fund improvements to strategic intrastate roads and the construction of secondary roads. Historically, North Carolina operations have been above the average in profitability because of its

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-three

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

quarry locations in growing market areas and the related transportation advantage.

The Georgia state economy is growing, driven by the Atlanta market. The state’s economic growth is expected to continue to exceed the national levels. The commercial construction market continues to be down based on the recent decline in the high technology and manufacturing industries. The residential construction market is showing signs of weakness in connection with the increase in home mortgage rates. Overall, infrastructure construction spending has been strong as evidenced by the volume of highway work in the southern part of the state. Furthermore, the portion of the northern Florida market supplied by rail from Georgia operations continues to remain robust.

See end of exhibit for graph data

The Iowa state economy, which is heavily dependent on the agriculture industry, is in the recovery stage. However, it continues to lag behind the national recovery. The Farm Security and Rural Investment Act of 2002 governs federal farm programs through 2007. Among other provisions, this legislation provides minimum price supports for certain crops, including corn and soybeans, has stimulated the agricultural economy in Iowa and is expected to provide an overall benefit for the state. To achieve a balanced budget for fiscal year 2005, the state will use one-time revenue sources, including reserves, and will also potentially eliminate certain state jobs. Local economies have been strong in urban areas of the state while economies in rural areas remain weak. The infrastructure construction market is strong, while the commercial construction and the residential construction markets have remained stable.

The Indiana Department of Transportation’s funding level for fiscal 2005 was budgeted at $674 million, down approximately $100 million from the fiscal 2004 budget. Due to funding issues, construction spending during the last six months of fiscal 2005 may be limited to preservation and maintenance contacts, which could reduce spending to approximately $500 million. However, within Indiana, the Corporation primarily serves the greater Indianapolis market. Management does not expect the reduction in state spending in

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-four

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

its primary markets to be as significant as the reduction for the state as a whole. The Midfield Terminal expansion project at Indianapolis International Airport is still progressing, with approximately $35 million of projects letting in fiscal 2005. While total construction contracts for the project could exceed $350 million, the project has been affected by the overall poor performance of the airline industry, and the completion date may be delayed to 2008. Residential construction began to slow the latter half of 2004, and this trend is expected to continue. Commercial construction has been and is expected to remain steady.

The Aggregates division is exposed to potential losses in customer accounts receivable in direct relation to economic cycles with a recessionary economy increasing the risk of nonpayment and bankruptcy. However, the Corporation’s bad debt write-offs have not been significant, and management believes the allowance for doubtful accounts was adequate at December 31, 2004.

Federal and State Highway Appropriations

The federal highway bill, which has yet to be authorized by Congress, is the principal source of federal funding for public-sector construction projects. Congress typically passes multi-year surface transportation bills for federal highway and mass transit funding. The Transportation Equity Act for the 21st Century (“TEA-21”), which expired by its terms on September 30, 2003, was a six-year bill. During its tenure, TEA-21 generated almost 45 percent of public dollars invested in capital construction of highways, roads and bridges. Although a successor bill was not passed when TEA-21 expired, its provisions were extended under a continuing budget resolution. The continuing resolution extends through May 31, 2005 and is funding the federal highway program at an annual level of $34.6 billion while Congress and the President work on a successor bill.

During the current reauthorization process, the Bush Administration and both the House and Senate have proposed long-term, federal highway funding bills that exceed the level of spending under the six-year TEA-21 funding bill of $218 billion. Congress and the Administration continue to deliberate federal highway funding. Management expects that a successor bill may not be passed until midyear 2005 or possibly later.

The process of passing a surface transportation act generally starts with the President’s administration proposing legislation to reauthorize highway and other surface transportation programs. Once approved by the Office of Management and Budget, the bill is introduced in Congress, whereby committee hearings are held to allow interested organizations, citizens and members of Congress and the Executive branch an opportunity to express their views on the programs. The primary congressional committees responsible for federal highway bills are the House Transportation and Infrastructure Committee and the Senate Environment and Public Works Committee. After committee hearings are held, subcommittees in both the House and the Senate work independently on drafting bills. Once the Senate and the House pass their respective bills, a conference committee is formed to reconcile differences and arrive at a joint conference bill. When the conference bill is passed in both the Senate and the House, it is presented to the President for signature.

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

Most federal funds are available for a period of four years in total. Once the federal government approves a state project, the funds are committed and considered spent regardless of when the cash is actually spent by the state and reimbursed by the federal government. In fact, funds are generally spent over a period of years following designation, with approximately 27% in the year of funding authorization and 41% in the succeeding year.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-five

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Federal highway bills require Congress to annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the funding available for the Highway Fund. However, investments in transportation improvements generally create new jobs. According to American Road and Transportation Builders Association (“ARTBA”), federal data indicates that every $1 billion in federal highway investment creates 47,500 jobs. Approximately half of the Corporation’s net sales to the infrastructure market results from federal funding authorizations, including matching funds from the states.

Spending of Federal Highway Annual Authorization by Year

Year	Percent
1	27
2	41
3	16
4	5
5	3
6	3
7+	5

Source: Federal Highway Administration

States are required to match funds at a predetermined rate to receive federal funds for highways. Depending on the type of project, the matching level can vary. If a state is unable to match its allocated federal funds, the funding is forfeited. Any forfeitures are then reallocated to states that can provide the appropriate matching funds. States rarely forfeit federal highway funds, but in 2002, Virginia became the first state in recent history to not meet a federal matching requirement.

Despite state highway construction programs being primarily financed from highway user fees, including fuel taxes and vehicle registration fees, there has been a reduction in many states’ investment in highway maintenance. Significant increases in federal infrastructure funding typically will require state governments to increase highway user fees to match federal spending. During the November 2004 election cycle, ARTBA’s Special 2004 Ballot Initiatives Report indicated an increase in transportation funding-related ballot initiatives. Voters in 21 states overwhelmingly supported tax increases to fund transportation improvements and required state governments to stop using highway user revenues to fund non-transportation programs or services.

Generally, state spending on infrastructure leads to increased growth opportunity for the Corporation. However, there may not necessarily be a direct relationship between state spending and the Corporation’s revenues. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. However, the state economies of the Corporation’s five largest revenue-generating states may disproportionately affect performance.

The Vision 100-Century of Aviation Reauthorization Act is a four-year bill providing funding for airport improvements throughout the United States. Annual funding is $3.5 billion in fiscal 2005 and escalates $100 million each year until reaching $3.7 billion in fiscal 2007.

Geographic Exposure and Seasonality

Seasonal changes and other weather-related conditions can also significantly affect the aggregates industry. Consequently, the Aggregates division’s production and shipment levels coincide with general construction activity levels, most of which occur in the division’s markets, typically in the spring, summer and fall. The division’s operations that are concentrated in the northern region of the United States generally experience more severe winter weather conditions than the division’s operations in the Southeast and Southwest. Additionally, significant amounts of rainfall can adversely affect shipments, production and profitability.

The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity. During 2004, aggregates ship-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-six

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

ments in the Corporation’s southeastern and Gulf Coast markets were adversely affected by four hurricanes. The Corporation’s Bahamas facility took two direct hits with limited physical damage. However, power was down for five weeks after the storms, resulting in no production and limited shipments during that time.

Cost Structure

Due to the high fixed costs associated with aggregates production, the Corporation’s operating leverage can be substantial. Generally, the top five categories of cost of sales for the Aggregates division are labor and related benefits; depreciation, depletion and amortization; repairs; freight on transported material (excluding freight billed directly to customers); and energy. In 2004, these categories represented approximately 70% of the Aggregates division’s total cost of sales. The Corporation began a process improvement program in 1999 whereby teams consisting of personnel from different backgrounds completed reviews of operational effectiveness on a location-by-location basis. Plant and mobile fleet modernization and sizing, completed as a result of these reviews, coupled with continuous cost improvement, have contributed to an improved cost structure.

Cost of Sales by Category — Aggregates Division

2004
Category	Percent
Labor & Related Benefits	27%
Energy	11%
Repairs	11%
Depreciation, Depletion & Amortization	10%
Freight on Transported Material	11%
Other	30%

Source: Corporation data

Wage inflation and the resulting increase in labor costs may be somewhat mitigated by increases in productivity in an expanding economy. Rising health care costs have increased total labor costs in recent years and are expected to continue to negatively affect labor costs in the near term. The Corporation’s pension plan contributions and improved returns on plan assets have lessened the impact of rising pension costs.

Generally, when the Corporation incurs higher capital costs to replace facilities and equipment, increased capacity and productivity offset increased depreciation costs. However, when aggregates demand is soft, the increased productivity and related efficiencies may not be fully realized, resulting in the underabsorption of fixed costs.

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

Selling, general and administrative costs have increased for 2004 due to increased incentive compensation and regulatory compliance costs. In an effort to control overhead costs, management efficiency and cost reduction initiatives were implemented in the Aggregates division in both 2004 and 2003.

Shortfalls in federal and state revenues may result in increases in income and other taxes.

Transportation Exposure

The geological map of the United States prepared by the U.S. Department of the Interior shows the possible sources of indigenous surface rock. The map illustrates the limited supply of indigenous surface rock in the coastal areas of the United States from Virginia to Texas.

With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in some cases, supplied from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution terminal and port locations to offload transported material. In 1994, the Corporation had 7 distribution terminals. Today, with 79 distribution terminals, a growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through this network. The Corporation’s acquisition of the construction aggregates business of Dravo Corporation in 1995 expanded its waterborne capabilities, both by

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-seven

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

barge and oceangoing ship, which were enhanced by the 1995 acquisition of a deepwater quarry in Nova Scotia, while the 1998 acquisition of Redland Stone Products Company and the 2001 acquisition of Meridian Aggregates Company increased its rail-based distribution network. In 2001, the Corporation brought additional capacity on line at the Bahamas location, and in 2004, the Corporation boosted potential output at the Nova Scotia location from 3.2 million to 4.8 million tons annually. As the Corporation continues to move more aggregates by rail and water, embedded freight costs have eroded profit margins. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:

Option 1: The customer supplies transportation.

Option 2: The Corporation arranges for a third party carrier to deliver aggregates and specifically passes the freight costs through to the customer. These freight and delivery revenues and costs are presented in the Corporation’s consolidated statements of earnings as required by Emerging Issues Task Force Issue No. 00-10, Accounting For Shipping and Handling Fees and Costs. These freight and delivery revenues and costs were $208.3 million, $208.4 million and $188.2 million in 2004, 2003 and 2002, respectively.

Option 3: The Corporation transports, either by rail or water, aggregates from a production location to a distribution terminal. The selling price at the distribution terminal includes the freight component to transport the product to the distribution location. These freight costs are included in costs of sales and were $125.8 million, $123.8 million and $123.2 million for 2004, 2003 and 2002, respectively. Transportation costs from the distribution location to the customer are accounted for as described above in options 1 or 2, as applicable.

For analytical purposes, the Corporation eliminates the effect of freight on margins with the second option. When the third option is used, margins as a percentage of sales are negatively affected because the customer does not pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer in a local market will pick up the material at the quarry and pay $6.50 per ton of aggregate. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregate that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of internal freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight.

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck while the balance was moved by rail. In contrast, in 2004, the Corporation’s aggregates shipments moved 79% by truck, 11% by rail and 10% by water (see section Analysis of Margins on pages 39 and 40). The Corporation’s increased dependence on rail shipments has further exposed it to railroad performance, including track congestion, crew and power availability, and the ability to renegotiate favorable railroad shipping contracts. During 2004, the Corporation experienced significant rail transportation shortages in Texas and parts of the Southeast. These shortages resulted from the downsizing of personnel and equipment made by certain railroads during

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-eight

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

the recent economic downturn. Management is reviewing alternatives to address these shortages. Further, in response to these issues, rail transportation providers have focused on increasing the volume of cars related to transportation contracts and are generally enticing customers, through the freight rate structure, to accommodate unit train unloadings. Certain of the Corporation’s sales yards in the Southwest have the system capabilities to meet the unit train requirement. Additionally, the Corporation is considering capital investments that would increase these capabilities at certain of these sales yards.

Transportation Mode

	2004	1994
	(% of 2004 shipments)	(% of 1994 shipments)
Truck	79%	93%
Rail	11%	7%
Water	10%	—

Source: Corporation data

The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, the ability to negotiate favorable shipping contracts demurrage costs, fuel costs, barge or ship availability and weather disruptions. In 2004, the Corporation signed a long-term agreement that provides additional dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports.

Management expects the multiple transportation modes that have been developed with various rail carriers and via deepwater ship should provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast.

Internal Expansion and Integration of Acquisitions

The Corporation’s capital expansion, acquisition and greensite programs are focused on taking advantage of construction market growth through investment in both permanent and portable quarrying operations. Recently, the Corporation completed the most extensive array of plant modernization and capacity expansion projects in its history. While such projects generally increase capacity, lower production costs and improve product quality, they experience start-up costs in early years. Additionally, it may take time to increase shipments and absorb the increased depreciation and other fixed costs, particularly in a slow economy. In addition, pricing may be negatively affected by the additional volume available in the market. Therefore, the full economic benefit of a capital project may not be realized immediately subsequent to its completion.

The Corporation’s management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. Approximately 49% of the Corporation’s 2004 net sales were derived from acquisitions that have occurred since January 1, 1995. However, the Corporation’s acquisition activity in 2004 and 2003 has been lower than levels experienced in prior years due to the declining number of attractive opportunities in targeted markets. During 2004, the Corporation completed the buyout of the remaining interest in an LLC from a majority member. Additionally, effective January 1, 2005, the Corporation entered into a joint venture with Hunt Midwest in the Kansas City area.

When acquired, new locations generally do not satisfy the Corporation’s internal safety, maintenance and pit development standards. In these cases, additional resources must be invested prior to the Corporation realizing the potential benefits of the acquisitions. The initial focus on acquired locations is safety. Additionally, the first repair and maintenance cycle, which normally occurs in the first quarter of each calendar year during the slowest sales and production volumes of the year, requires greater investment to upgrade the machinery and equipment to match the Corporation’s operational standards. With any new operation, there is a risk regarding the ability to integrate the operations and achieve expected profitability.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page forty-nine

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation’s aggregates reserves on the average exceed 50 years of production based on current levels of activity. However, some locations have more limited reserves and may not be able to expand.

Environmental Regulation and Litigation

The aggregates industry’s expansion and growth are subject to increasing challenges from environmental and political advocates who want to control the pace of future development and preserve open space. Rail and other transportation alternatives are being supported by these groups as solutions to mitigate road traffic congestion and overcrowding.

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) the authority to set limits on the level of various air pollutants. A defined geographic area must be below the limits set for six pollutants to be in compliance with national ambient air quality standards. Recently, environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, asserting that highway construction in a municipal area should be delayed until the municipality is in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants has exceeded the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or face fines or control by the EPA. Included in the nonattainment areas are several major metropolitan areas in the Corporation’s markets, including Charlotte, North Carolina; Greensboro/Winston-Salem/High Point, North Carolina; Raleigh/Durham/Chapel Hill, North Carolina; Atlanta, Georgia; Macon, Georgia; Indianapolis, Indiana; Houston/Galveston, Texas; Dallas/Fort Worth, Texas; and San Antonio, Texas. Federal transportation funding through TEA-21 was directly tied to compliance with the Clean Air Act. A successor federal highway bill may have similar provisions.

Other environmental groups have published lists of targeted municipal areas, including areas within the Corporation’s marketplace, for environmental and suburban growth control. The effect of these initiatives on the Corporation’s growth is typically localized. Further challenges are expected as these initiatives gain momentum across the United States.

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

Environmental operating permits are, or may be, required for certain of the Corporation’s operations, and such permits are subject to modification, renewal and revocation. New permits, which are generally required for opening new sites or for expansion at existing operations, can take up to several years to obtain. Rezoning and special purpose permits are becoming increasingly difficult to acquire. Once a permit is obtained, the location is required to generally operate in accordance with the approved site plan.

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities (see Notes A and N to the audited consolidated financial statements on pages 17 through 21 and pages 31 and 32, respectively).

Magnesia Specialties Business

Through its Magnesia Specialties business, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications, including wastewater treatment and acid neutralization, and dolomitic lime for use primarily in the steel industry. Given the high fixed costs associated with operating the business, low capacity utilization negatively affects its results of operations. Further, the production of certain magnesia chemical products and lime products requires the use of natural gas, coal and petroleum coke to fuel kilns. Changes in the prices of these fuels can have a significant effect on the profitability of the Magnesia Specialties business.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Magnesia Specialties’ products used within the steel industry accounted for approximately 48% of the business’s net sales for 2004. Accordingly, a portion of the product pricing structure is affected by current economic trends within the steel industry. The U.S. steel industry ran at a strong pace in 2004, which is expected to continue through at least the first half of 2005. However the long-term competitiveness of the U.S. steel industry remains in question.

Approximately 14% of Magnesia Specialties’ revenues are derived from foreign jurisdictions, with no single country accounting for 10% or more of its revenues. Magnesia Specialties sells its products in the United States, Canada, Mexico, Europe, South America and the Pacific Rim. As a result of these foreign market sales, the business’s financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the business distributes its products. To mitigate the short-term effects of changes in currency exchange rates on operations, the U.S. dollar is principally used as the functional currency in foreign transactions.

Approximately 98% of the Magnesia Specialties’ hourly employees are members of a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract with the Manistee labor union will expire in August 2007, while the Woodville labor union contract expires in June 2006.

Structural Composite Products Business

The Corporation, through its wholly owned subsidiary, Martin Marietta Composites, Inc. (“MMC”), is engaged in developmental activities related to fiber-reinforced composite technology. MMC’s fiber-reinforced polymer (“FRP”) composite materials are manufactured from complex glass fabrics and polymer resins. The fabrics are folded and formed to the desired structural shape, impregnated with resins and drawn under heat and tension through a heated die. This produces an extremely hard structural shape that is cut to the desired length. The component shapes are then assembled with adhesives to construct components for structural applications. Composite technology and products offer weight reduction, corrosion resistance and other positive attributes compared with conventional materials.

MMC is targeting several industries for its FRP composite materials: infrastructure, which includes transportation, such as specialty trucks, truck trailers and railcar components; military applications; bridge decks; and general construction applications. As with any start-up opportunity, these activities are subject to uncertainty and risk, including development and implementation of the structural composites technological process and strategic products for specific market segments and market acceptance of these products.

In 2001, MMC entered into a licensing agreement with Composittrailer N.V. of Belgium under which it will manufacture and market commercial specialty truck trailers in North America, utilizing fiber-reinforced composite materials. The initial trailer models are an open-top van with, or without, a reciprocating slat floor and will target market segments including municipal solid waste, recycling materials, wood chips and agriculture. In future years, prototypes and models are expected to be produced for platform and refrigerated trailers. MMC also signed a licensing agreement related to a proprietary composite sandwich technology, which is expected to play an important role in the product line related to flat panel applications. The first composite trailer manufactured by MMC was completed in 2003.

MMC’s line of DuraSpan® bridge decks offers several advantages over bridge decks made of conventional materials, including lighter weight and high strength; rapid installation that significantly reduces construction time and labor costs; and resistance to corrosion and fatigue that results in a longer life expectancy. To date, MMC has completed twenty-seven successful DuraSpan® installations in thirteen states and two foreign countries.

MMC has a 185,000 square foot facility in Sparta, North Carolina, which contains the assembly and manufacturing hub for composite structures. MMC is currently manufacturing bridge decks and composite sandwich flat panels and assembling specialty trailers at this facility. Product trials and commercialization continue to be the near-term focus of MMC. However, management believes that it is approximately six months behind in commercialization of the Structural Composite Products business. During 2004, the Corporation incurred a loss of $10.7 million

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-one

MANAGEMENT’S DISCUSSION&ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

from operations associated with developing this business. At December 31, 2004, this business had assets totaling approximately $15 million in addition to $7.5 million of off-balance sheet obligations, which were primarily lease obligations.

Internal Control and Accounting and Reporting Risk

In 2004, the Corporation devoted significant attention to establishing and documenting procedures and internal controls in compliance with Section 404 of the Sarbanes-Oxley Act. Section 404 requires management to assess the effectiveness of the Corporation’s system of internal control over financial reporting and to document its conclusion on management’s assessment on an annual basis, at a minimum. The Corporation’s independent registered public accounting firm issued an unqualified opinion on management’s assessment that the Corporation’s internal controls as of December 31, 2004 were effective. A system of internal controls over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness.

The compliance efforts related to the assessment of internal controls over financial reporting will continue in 2005 and beyond. In 2005, the Corporation expects to convert the financial accounting systems of the businesses acquired in the 1998 acquisition of Redland Stone Products Company, which are currently a part of the Southwest Division, and the Magnesia Specialties business to the Corporation’s enterprise-wide information system solution. Management believes that the financial system conversion will provide a more centralized system of internal control over financial reporting for these businesses.

Accounting rule-making, which may come in the form of accounting standards, principles, interpretations or speeches, has become increasingly more complex and generally requires significant estimates and assumptions in their interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board and the Securities and Exchange Commission (“SEC”). For example, the Emerging Issues Task Force (“EITF”) has reached a tentative conclusion that pre-production and post-production stripping costs should be capitalized as an investment in the mine and attributed to proven and probable reserves benefited in a systematic and rational manner. However, the SEC has expressed serious concerns over the EITF’s tentative consensus and plans to offer its recommendations. Further discussion is expected at the EITF’s March 2005 meeting. The Corporation cannot predict whether the deliberations of the EITF will ultimately modify or otherwise result in new accounting standards or interpretations thereof that differ from the Corporation’s current practices (see section Application of Critical Accounting Policies on pages 53 through 60).

Outlook 2005

Based on current forecasts and indications of business activity, management has a positive outlook for 2005. Aggregates shipments volume is expected to increase 2 percent to 4 percent, and aggregates pricing is expected to increase 3 percent to 4 percent. Management anticipates another strong year in the Magnesia Specialties business, with pretax earnings in the range of $18 million to $20 million. In the Structural Composite Products business, management’s objective is to cut the 2004 start-up loss in half, and create a backlog of business that assures solid factory utilization and leads to profitability in 2006.

Under this scenario, management expects 2005 net earnings to range from $2.85 to $3.20 per diluted share. For the first quarter, earnings are expected to range from a net loss of $0.10 per diluted share to net earnings of $0.05 per diluted share.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-two

MANAGEMENT’S DISCUSSION&ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

OTHER FINANCIAL INFORMATION

Application of Critical Accounting Policies

The Corporation’s audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. These estimates require management’s subjective and complex judgments. Amounts reported in the Corporation’s consolidated financial statements could differ materially if management had used different assumptions in making these estimates, resulting in actual results differing from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Corporation’s Audit Committee and independent auditors. Management’s determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict.

Impairment Review of Goodwill

Goodwill is required to be tested at least annually for impairment using fair value measurement techniques prescribed by FAS 142, including present value of discounted cash flow techniques. The impairment evaluation of intangible assets is a critical accounting estimate because goodwill represents 49% of the Corporation’s total shareholders’ equity at December 31, 2004, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations.

There is no goodwill associated with the Specialty Products segment. Management determined the reporting units of the Corporation’s Aggregates division, which represent the level at which goodwill is tested for impairment under FAS 142, were as follows:

•	Carolina, which includes North Carolina;

•	MidAmerica, which includes Ohio and Indiana;

•	MidAtlantic, which includes Virginia, West Virginia and Maryland;

•	Northwest, which includes Iowa, Missouri, Kansas, Nebraska, Minnesota, Wyoming, Washington, Nevada, Wisconsin and California;

•	Southeast, which includes Georgia, South Carolina, Florida, Alabama, Mississippi and Tennessee; quarry operations and distribution yards along the Mississippi River system and Gulf Coast; and offshore quarry operations in the Bahamas and Nova Scotia;

•	Southwest, which includes Texas, Arkansas, Oklahoma and Louisiana; and

•	Road paving business, which has operations in Arkansas.

In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, disclosures for the aforementioned reporting units are consolidated for financial reporting purposes as they meet the aggregation criteria. The road paving business was acquired as complementary operations to aggregates and asphalt acquisition opportunities. This business has not been integrated into the core aggregates business and has had limited growth. During 2004, the Corporation disposed of its road paving operations in the Shreveport, Louisiana market. There is no goodwill associated with the road paving business due to the write-off upon adoption of FAS 142. Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation.

Goodwill for each of the reporting units was tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents step 1 of a two-step approach required by FAS 142. If the fair value of a reporting unit exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a step 1 failure and leads to a step 2 evaluation to determine the goodwill write off. If a step 1 failure occurs, the excess of the carrying value over the fair value does not equal the amount of the goodwill write off. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible assets, other than goodwill, similar to the purchase price allocation prescribed under Statement of Financial Accounting Standards No. 141, Business Combinations. The remaining unallocated fair value represents the implied fair value of the goodwill. If the implied fair value of goodwill exceeds

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-three

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

its carrying amount, there is no impairment. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. Further, when performing step 2 and allocating a reporting unit’s fair value, assets having a higher fair value as compared to book value increase any possible write off of impaired goodwill.

In 2004, the impairment evaluation was performed as of October 1, which represents the ongoing annual evaluation date. The fair values of the reporting units were determined using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a 10% discount rate and a 2% terminal growth rate. The implied fair values for each reporting unit exceeded its respective carrying value.

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

Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were generally consistent with the five-year operating plan prepared by management and reviewed by the Board of Directors. The succeeding ten years (2009 to 2018) of profitability were estimated using assumptions for price, cost and volume increases. These future price and cost assumptions were selected based on a review of these trends during a recent fifteen-year period. Volume increases were capped when shipments reached the current production capacity, although additional capacity can be gained through increases in operating hours and capital infusion. Capital requirements were estimated based on expected recapitalization needs of the reporting units.

The assumed discount rate was higher than the Corporation’s weighted-average cost of capital, which has been estimated to be approximately 7.0% to 7.5%. Further, recent historical data would support a terminal growth rate in the range of 3% to 4%. However, a discount rate of 10% and a terminal growth rate of 2% were selected to better match the fair value of the reporting units to the Corporation’s enterprise value at the time of the evaluation. Management will continue to evaluate these assumptions in future evaluations based on the Corporation’s enterprise value. A higher market price of the Corporation’s common stock will increase the enterprise value.

Price, cost and volume increases, profitability of acquired operations, efficiency improvements, the discount rate and the terminal growth rate are significant assumptions in performing the impairment test. These assumptions are interdependent and have a significant impact on the results of the test.

The Southwest reporting unit is significant to the evaluation as $309 million of the Corporation’s goodwill at December 31, 2004 is attributable to this reporting unit. During 2004, management made changes to the reporting unit’s cost structure that will improve operating results. For the 2004 evaluation, the excess of fair value over carrying value was $30 million. This reporting unit is the most sensitive evaluation as evidenced by the following scenarios:

•	An increase in the discount rate to 11% would have resulted in a step 1 failure.

•	A decrease in the discount rate to 9% would have resulted in the fair value exceeding the carrying value by $122 million.

•	If the present value of projected future cash flows were 5% less than currently forecasted, the reporting unit would have failed step 1.

The failure of step 1 does not necessarily result in an impairment charge. Rather, it requires step 2 to be completed. The completion of step 2 would determine the amount of the impairment charge. Possible impairment charges under various scenarios were not calculated.

Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future FAS 142 evaluations could be negatively affected. Additionally, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-four

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation term, but will continue to evaluate the discount rate and growth rate for the 2005 evaluation. Future annual evaluations and any potential write off of goodwill represent a risk to the Corporation.

Pension Expense-Selection of Assumptions

The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 26 through 29). These benefit plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). In accordance with FAS 87, annual pension expense (inclusive of SERP expense) consists of several components:

•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.

•	Interest Cost, which represents the accretion cost on the liability that has been discounted back to its present value.

•	Expected Return on Assets, which represents the expected investment return on pension fund assets.

•	Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately, in accordance with FAS 87. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2004, the net unrecognized actuarial loss and unrecognized prior service cost were $54.7 million and $4.0 million, respectively. Assuming the December 31, 2004 projected benefit obligation, approximately $2.5 million of amortization of these amounts will be a component of 2005 annual pension expense. Any change in pension accounting may require immediate recognition of these unrecognized actuarial losses and prior service costs.

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

Management’s selection of the discount rate is based on the current rate of return for high quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The recent decline in the interest rate on high-quality corporate bonds has resulted in a lower discount rate in 2004. Of the three key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense.

Management’s selection of the expected long-term rate of return on pension fund assets is based on the historical long-term rates of return for investments in a similar mix of assets. Given that these returns are long-term, there are generally not significant fluctuations from year to year. A higher expected rate of return will result in a lower pension expense.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-five

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Assumptions are selected on December 31 for the succeeding year’s expense. For the 2004 pension expense, the assumptions selected at December 31, 2003, were as follow:

Discount rate	6.25%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%

Using these assumptions, the 2004 pension expense was $11.5 million. A change in the assumptions would have had the following impact on the 2004 expense:

•	A change of 25 basis points in the discount rate would have changed 2004 expense by approximately $1.2 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2004 expense by approximately $0.5 million.

For the 2005 pension expense, the assumptions selected were as follow:

Discount rate	6.00%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%

Using these assumptions, the 2005 pension expense is expected to be approximately $12.9 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2005 expense:

•	A change of 25 basis points in the discount rate would change the 2005 expense by approximately $1.3 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2005 expense by approximately $0.5 million.

The recent recessionary economy and its impact on actual returns on assets have resulted in the Corporation’s pension plans being underfunded by $48.1 million at December 31, 2004. Although an underfunded plan indicates a need for cash contributions, the Employee Retirement Income Security Act of 1974 (ERISA) and, more recently, Congressional changes in the timing and calculation of pension plan funding generally allow companies several years to make the required contributions. During this period, improvements in actual returns on assets may decrease or eliminate the need for cash contributions. The Corporation made voluntary pension plan contributions of $51 million in 2004 and total plan contributions of $21 million in 2003, of which $10 million was a voluntary contribution.

Estimated Effective Income Tax Rate

The Corporation uses the liability method to determine its provision for income taxes, as outlined in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of book versus tax basis differences using statutory income tax rates and management’s judgment with respect to any valuation allowances on deferred tax assets. The result is management’s estimate of the annual effective tax rate (the “ETR”).

Income for tax purposes is determined through the application of the rules and regulations under the U.S. Internal Revenue Code and the statutes of various state and local tax jurisdictions in which the Corporation conducts business. As prescribed by these tax regulations, as well as generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting and income tax purposes is not always the same. Therefore, these differences between the Corporation’s pretax income for financial reporting purposes and the amount of taxable income for income tax purposes are treated as either temporary or permanent depending on their nature.

Temporary differences reflect revenues or expenses that are recognized for financial reporting income in one period and taxable income in a different period. Temporary differences result from differences between the book and tax basis of assets or liabilities and give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences occur, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense as reported on the Corporation’s consolidated statements of earnings is not changed by temporary differences. For example, accelerated methods of depreciating machinery and equipment are often used for income tax purposes as compared with the straight-line method used for financial reporting purposes. Initially, the straight-line method used for financial reporting purposes as compared with accelerated methods for income tax purposes will result

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-six

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

in higher current income tax expense for financial reporting purposes, with the difference between these methods resulting in the establishment of a deferred tax liability.

The Corporation has deferred tax liabilities, primarily for property, plant and equipment and goodwill. The deferred tax liabilities attributable to property, plant and equipment relate to accelerated depreciation and depletion methods used for income tax purposes as compared to straight-line and units of production methods used for financial reporting purposes. These temporary differences will reverse over the remaining useful lives of the related assets. The deferred tax liabilities attributable to goodwill arise as a result of amortizing goodwill for income tax purposes but not for financial reporting purposes. This temporary difference reverses when goodwill is written off for financial reporting purposes, either through divestitures or an impairment charge. The timing of such events cannot be estimated.

The Corporation has deferred tax assets, primarily for employee pension and postretirement benefits, valuation reserves, inventories and net operating loss carryforwards. The deferred tax assets attributable to pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared to deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences will depend on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences will depend on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2004, the Corporation had state net operating loss carryforwards of $103.2 million and related deferred tax assets of $6.9 million that have varying expiration dates. These deferred tax assets have a valuation allowance of $5.7 million, which was established based on the uncertainty of generating future taxable income in certain states during the limited period that the net operating loss carryforwards can be carried forward.

The Corporation’s estimated ETR reflects adjustments to financial reporting income for permanent differences. Permanent differences reflect revenues or expenses that are recognized in determining either financial reporting income or taxable income, but not both. An example of a material permanent difference that affects the Corporation’s estimated ETR is tax depletion in excess of basis for mineral reserves. For income tax purposes, the depletion deduction is calculated as a percent of sales, subject to certain limitations. As a result, the Corporation may continue to claim tax depletion deductions exceeding the cost basis of the mineral reserves, whereas the depletion expense for book purposes ceases once the value of the mineral reserves is fully amortized. The continuing depletion for tax purposes is treated as a permanent difference. Another example of a permanent difference is goodwill established for book purposes from an acquisition of another company’s stock. This book goodwill has no basis for income tax purposes. If the goodwill is subsequently written off as a result of divestitures or impairment losses, the book deduction is treated as a permanent difference. Permanent differences either increase or decrease income tax expense with no offset in deferred tax liability, thereby affecting the ETR.

Percentage depletion allowances are the single largest recurring permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates such as sales and profitability by tax unit, which compound the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-seven

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Each quarter, management updates the estimated ETR for the current year based on events that occur during the quarter. For example, changes to forecasts of annual sales and related earnings, purchases and sales of business units and product mix subject to different percentage depletion rates are reflected in the quarterly estimate of the annual ETR. As required by FAS 109, some events may be treated as discrete events and the tax impact is fully recorded in the quarter in which the discrete event occurs. During 2004, the estimated ETR was changed in the third quarter primarily to reflect the filing of the 2003 federal and state income tax returns that adjusted prior estimates of permanent and temporary differences and the evaluation of the deferred tax balances and the related valuation allowances. At the end of the fourth quarter, certain estimates were adjusted to reflect actual reported annual sales and related earnings, filing of the remaining 2003 state income tax returns and any changes in permanent differences. Historically, the Corporation’s adjustment of prior estimates of permanent and temporary differences has not been material to its results of operations or total tax expense.

All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. Since these examinations could result in adjustments to income tax expense, it is the Corporation’s policy to establish reserves for taxes that may become payable in future years as a result of an examination by the tax authorities. Reserves for tax contingencies related to open years are estimated based upon management’s assessment of risk associated with differences in interpretation of the tax laws between management and the tax authorities. These reserves contain estimated permanent differences and interest expense applied to both permanent and temporary contingencies. The tax reserves are analyzed quarterly and adjusted accordingly based on underlying facts and circumstances. The tax reserves are recorded in current income taxes payable. The Corporation’s open tax years that are subject to examination are 2001 through 2004, including 2000 for certain state and foreign tax jurisdictions.

The Corporation has established $14.2 million in reserves for taxes at December 31, 2004 that may become payable in future years as a result of an examination by tax authorities. The reserves are calculated based on probable exposures to additional tax payments related primarily to federal tax treatment of percentage depletion deductions, acquisition and legal entity transaction structuring and transfer pricing; and state tax treatment of federal bonus depreciation deductions and certain transaction gains. If the open tax years are not examined by federal or state tax authorities, then the tax reserves will be reversed in the period in which the statute of limitations expires for the applicable tax year and recorded as a discrete event. Of the total tax reserve, $6.3 million may reverse into earnings, as a discrete event, during the third quarter of 2005 if an examination of those returns is not begun within the statute of limitations or upon completion of an audit by state or federal tax authorities.

For 2004, an estimated overall ETR of 31.2% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect the 2004 tax provision expense by $1.9 million.

The American Jobs Creation Act of 2004, signed by the President on October 22, 2004, enacted a variety of new business tax incentives that will benefit a broad spectrum of taxpayers, including U.S. manufacturers. The primary piece of the legislation that benefits the Corporation is the tax relief for U.S. based manufacturing activities. This tax benefit, the Production Activities Deduction, provides for a nine percent deduction (fully-phased in over five years) for a very broadly defined category of domestic production activities, subject to certain limitations. The Corporation estimates the production deduction benefit of the legislation will reduce income tax expense by approximately $1.0 million to $2.0 million in 2005, subject to further technical interpretations to be issued in 2005.

Property, Plant and Equipment

Property, plant and equipment is a critical accounting policy due to the net balance representing 45% of total assets at December 31, 2004. Useful lives of the assets can vary depending on factors including production levels, portability and maintenance practices. Additionally, inclement weather can reduce the useful life of an asset. Historically,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-eight

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.

The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (“greensite”), an acquisition or an existing operation. Greensites require a more intensive drilling program that is undertaken before any significant investment is made in terms of time, site development, or efforts to obtain appropriate zoning and permitting. The amount of overburden and the quality of the aggregates material are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location.

Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties and, for quality control, calculating overburden volumes and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves. The fact that these operating locations exist is indicative that the initial investment has already been made and that average selling price data is available.

Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Corporation’s objectives are to insure that the underlying deposit meets aggregate specifications and the total reserves on site are sufficient for mining. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry. The number of holes and their depth are determined by the size of the site and the complexity of the site-specific geology. Geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous.

Locations underlain with sand and gravel are typically drilled using the auger method, whereby a 6-inch corkscrew brings up material sampled from below. Deposits in these locations are typically limited in thickness, and the quality and quantity of the deposit can vary both horizontally and vertically. Hole spacing at these locations is approximately one hole for every acre to ensure a representative sampling.

The geologist conducting the reserve evaluation makes the decision as to the number of holes and the spacing. Further, the estimated size of the deposit, based on U.S. geological maps, also dictates the number of holes used.

The generally accepted reserve categories for the aggregates industry and the designations the Corporation uses for reserve categories are summarized as follows:

Proven Reserves - These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is homogeneous based on the drilling results and exploration data provided in U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs, and/or electromagnetic, seismic, or other surveys conducted by independent geotechnical engineering firms. The proven reserves that are recorded reflect losses incurred during quarrying that result from leaving ramps, safety benches, pillars (underground), and the fines (small particles) that will be generated during processing. The Corporation typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 50% due to the nature of the material. The assumed loss factor for underground operations is 35% due to pillars. Proven reserves are reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             page fifty-nine

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Probable Reserves - These reserves are inferred utilizing fewer drill holes and/or assumptions about the economically mineable reserves based on local geology or drill results from adjacent properties.

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

The Corporation expenses all exploration costs until proven or probable reserves are established. Mineral reserves, when acquired in connection with a business combination, are valued at the present value of royalty payments, using a prevailing market royalty rate that would have been incurred if the Corporation had leased the reserves as opposed to fee-ownership for the life of the reserves, not to exceed twenty years.

The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to amortize fee ownership mineral deposits. During 2004, depletion expense was $6.0 million.

Inventory Standards

The Corporation values its finished goods inventories under the first-in, first-out methodology, using standard costs that are updated annually during the fourth quarter. For quarries, the standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or market and adjusting, if necessary, for normal capacity levels and abnormal costs. For sales yards, in addition to production costs, the standards include a freight component for the cost of transporting the inventory from a quarry to the sales yard and materials handling costs. Preoperating start-up costs are expensed and are not capitalized as part of inventory costs. These standards are generally used to determine inventory values for the succeeding year.

In periods in which production costs have changed significantly from the prior period, the updating of standards can have a significant impact on the Corporation’s operating results.

Liquidity and Cash Flows

Operating Activities

Operating Cash Flow (in millions)

2004	$266.8
2003	$277.2
2002	$203.6
2001	$252.9
2000	$212.9

Source: Corporation data

The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was $266.8 million in 2004, as compared with $277.2 million in 2003 and $203.6 million in 2002. These cash flows were derived, substantially, from net earnings before deduction of certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization were as follow:

years ended December 31
(add 000)	2004	2003	2002

Depreciation	$121,477	$126,829	$125,817
Depletion	6,019	6,261	6,109
Amortization	5,363	6,516	6,770

Total	$132,859	$139,606	$138,696

The decrease of $10.3 million in cash provided by operating activities in 2004 as compared with 2003 was, among other things, due to the Corporation making contributions of $51.2 million to its pension plan in 2004, compared with $21.1 million in 2003, both of which reduced operating cash flow. During 2003, cash was positively affected by a significant reduction in inventory levels. During 2004, a reduction in accounts receivable as a result of a focus on collection and an increase in accounts payable due to timing of capital purchases both positively contributed to cash flow.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             Page sixty

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The increase in cash provided by operating activities in 2003 as compared with 2002 of $73.6 million was, among other things, due to working capital control measures implemented in 2003 that resulted in a reduction of inventories and relatively flat accounts receivable despite an increase in net sales. These provided a net source of cash compared with a use of cash in 2002. Additionally, while 2003 earnings before the cumulative effect of the accounting change were comparable to 2002, the 2003 earnings included a pretax gain on divestitures and the sale of assets of $4.4 million, compared with $24.2 million in 2002. In accordance with generally accepted accounting principles, these gains on divestitures are deducted from earnings in determining net cash provided by operating activities. Further, the 2002 divestitures included the write-off of nondeductible goodwill, which resulted in higher income tax payments in 2002. Accounts payable were a source of funds in 2003 compared with a use of funds in 2002. These factors were partially offset by a $21.1 million increase in pension plan contributions in 2003 compared with the prior year.

Investing Activities

Net cash used for investing activities was $123.3 million in 2004, $99.8 million in 2003 and $102.9 million in 2002.

The increase in 2004 as compared with 2003 was the result of increased capital expenditures related to plant modernization and mobile fleet expansion. Additions to property, plant and equipment, excluding acquisitions, increased to $163.4 million in 2004 from $120.6 million in 2003. 2002 capital expenditures were $152.7 million. Additionally, in 2004, the Corporation entered into operating leases with commitments of $7.4 million, primarily for mobile equipment in the ordinary course of business. The Obligations for these operating leases are included under the section Contractual and Off Balance Sheet Obligations on pages 63 and 64. Spending for property, plant and equipment, exclusive of acquisitions, is expected to approximate $195.0 million in 2005.

The Corporation used $5.6 million in 2004 and $8.6 million in 2003 primarily for the purchase of the remaining interest in a limited liability company in each year. In 2002, the Corporation used $48.0 million for six acquisitions. All acquisitions have been Aggregates division related. The Corporation’s acquisition and capital expenditures reflect planned strategic and capital spending activities that are consistent with management’s strategy for investment and expansion within the consolidating aggregates industry.

Proceeds from divestitures of assets include the cash from the sale of surplus land and equipment and primarily the divestitures of several Aggregates division operations. The divestitures contributed pretax cash of $45.7 million, $29.5 million and $97.7 million in 2004, 2003 and 2002, respectively.

Financing Activities

$107.0 million, $66.8 million and $109.7 million of cash was used for financing activities during 2004, 2003 and 2002, respectively.

The Corporation repaid net indebtedness of $1.1 million in 2004 and $29.9 million in 2003, both excluding the impact of the interest rate of swaps. In 2002, the Corporation repaid indebtedness of $74.7 million. Net cash from financing activities excludes the debt obligations assumed in connection with acquisitions of $7.5 million in 2002, which are reflected under the section Investing Activities on this page.

In May 2003, the Corporation terminated the interest rate swap agreements entered into in May 2002 and received a cash payment of $12.6 million, which represented the fair value of the swaps on the date of termination. Additional information is contained in Note G to the audited consolidated financial statements on pages 23 and 24.

In 2004, the Board of Directors approved total cash dividends on the Corporation’s common stock of $0.76 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.18 a share for the first and second quarters and at a rate of $0.20 a share for the third and fourth quarters. Total cash dividends were $36.5 million in 2004 and $33.7 million in 2003.

During 2004, the Corporation continued its common stock repurchase plan through open market purchases pursuant to authority granted by its Board of Directors. In 2004, the Corporation repurchased 1,522,200 shares at an aggregate price of $74.6 million as compared with 331,100 shares at an aggregate price of $15.0 million in 2003. There were no shares repurchased in 2002.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             Page sixty-one

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

During 2004, the Corporation issued stock under its stock-based award plans, providing $3.8 million in cash. Comparable cash provided by issuance of common stock was $1.0 million and $0.6 million in 2003 and 2002, respectively. The Corporation did not issue any shares of common stock for acquisitions in 2004 and 2003. During 2002, the Corporation issued approximately 244,300 shares of common stock for acquisitions.

Capital Structure and Resources

Long-term debt, including current maturities of long-term debt and commercial paper, decreased to $714.6 million at the end of 2004, from $718.1 million at the end of 2003. The Corporation’s debt at December 31, 2004 was principally in the form of publicly issued long-term, fixed-rate notes and debentures. The fair value of the interest rate swaps in effect, $1.0 million and $1.4 million at December 31, 2004 and 2003, respectively, is included in the long-term debt balance. Additionally, the unamortized portion of unwound swaps, $9.3 million and $11.4 million, is included in the December 31, 2004 and 2003 balance, respectively. Net of available cash, which includes escrowed cash, and the effect of interest rate swaps, the Corporation’s debt-to-capitalization ratio was 32% at December 31, 2004 as compared with 34% at December 31, 2003 and is calculated as follows:

December 31
(add 000)	2004	2003

Total Debt	$714,631	$718,141
Adjusted for:
Effect of fair value of interest rate swaps	(10,235)	(12,830)
Net cash in banks	(152,093)	(113,869)
Cash held in escrow	(7,520)	(10,440)

Adjusted debt	544,783	581,002
Shareholders’ equity	1,153,427	1,129,847

Total capital	$1,698,210	$1,710,849

Debt-to-capital capitalization, net of available cash	32%	34%

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

In August 2003, the Corporation entered into new interest rate swap agreements related to $100 million of the $200 million in principal amount of 5.875% Notes due in 2008. The Corporation receives a fixed annual interest rate of 5.875% and pays a variable annual interest rate based on six-month LIBOR plus 1.50%. The swap agreements terminate concurrently with the maturity of the Notes. The Corporation is required to record the fair value of the swap agreements and the change in the fair value of the related Notes in its consolidated balance sheet. In accordance with accounting guidance, no net gain or loss is recorded for the change in fair values of the swap agreements or the Notes. At December 31, 2004, the fair value of the swap agreements was $1.0 million.

Shareholders’ equity increased to $1.153 billion at December 31, 2004 from $1.130 billion at December 31, 2003. The Corporation had a minimum pension liability at December 31, 2004 and 2003, respectively. This liability resulted from unfavorable investment returns on pension plan assets in 2002, 2001 and 2000, coupled with a decrease in the discount rate. In accordance with generally accepted accounting principles, a direct charge to shareholders’ equity of $0.3 million and $1.3 million was recorded as other comprehensive loss at December 31, 2004 and 2003, respectively.

At December 31, 2004, the Corporation had $161.6 million in cash and cash equivalents. This cash, along with the Corporation’s internal cash flows and availability of financing resources, including its access to capital markets, both debt and equity, and its commercial paper program and revolving credit agreement, are expected to continue to be sufficient to provide the capital resources

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             Page sixty-two

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs and allow for payment of dividends for the foreseeable future. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions.

The Corporation’s senior unsecured debt has been rated “BBB+” by Standard & Poor’s and “A3” by Moody’s. The Corporation’s $275 million commercial paper program is rated “A-2” by Standard & Poor’s and “P-2” by Moody’s. In May 2004, Standard & Poor’s lowered its rating on the Corporation’s senior unsecured debt from “A-” to “BBB+”. At the same time, Standard and Poor’s revised its outlook for the Corporation to stable from negative. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.

At December 31, 2004, the Corporation was authorized to repurchase up to approximately 3.8 million shares of its common stock for issuance under its stock award plans. Management will consider repurchasing shares of its common stock from time to time as deemed appropriate. The timing of such repurchases will be dependent upon availability of shares, the prevailing market prices and any other considerations that may, in the opinion of management, affect the advisability of purchasing the stock.

Contractual and Off Balance Sheet Obligation

In addition to long-term debt, the Corporation has a $275 million revolving five-year credit facility, syndicated through a group of commercial domestic and foreign banks, which supports a $275 million United States commercial paper program. The five-year agreement expires in August 2006 (see Note G to the audited consolidated financial statements on pages 23 and 24). No borrowings were outstanding under the revolving credit agreement or commercial paper program at December 31, 2004.

The Corporation, through its Magnesia Specialties business, is a 50% member of a limited liability company. Each of the two members of the limited liability company has guaranteed 50% of its debt, each up to a maximum of $7.5 million based on repayment obligations under a loan facility. At December 31, 2004, the Corporation recorded a liability of $4.8 million, which reflects its expected future contributions to the limited liability company to repay the debt and is included in the table of contractual obligations. In connection with the limited liability company, Magnesia Specialties entered into a long-term supply agreement under which it will supply processed brine to the other member at a market rate.

At December 31, 2004, the Corporation’s recorded benefit obligation related to postretirement benefits totaled $58.9 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan.

The Corporation is a minority member of an LLC whereby the majority member is paid preferred returns. The Corporation does not have the right to acquire the remaining interest of the LLC until 2010.

In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. Amounts due under operating leases and royalty agreements are expensed in the period incurred. Management anticipates that in the ordinary course of business, the Corporation will enter into additional operating leases for certain mobile and other equipment, as well as royalty agreements for land and mineral reserves during 2005.

The Corporation has purchase commitments for property, plant and equipment, which were $19.6 million as of December 31, 2004. The Corporation also has other purchase obligations related to energy and service contracts, which totaled $26.7 million as of December 31, 2004.

In January 2005, the Corporation repurchased 200,000 shares of its common stock at an aggregate cost of $10.2 million pursuant to an agreement that was entered into in 2004.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             Page sixty-three

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation’s contractual commitments as of December 31, 2004 are as follow:

(add 000)	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5 yrs.

ON BALANCE SHEET:
Long-term debt	$704,396	$970	$126,817	$200,602	$376,007
Debt guarantee payments to LLC	4,800	1,200	2,400	1,200	—
Postretirement benefits	58,896	3,858	7,980	8,505	38,553
OFF BALANCE SHEET:
Preferred payments to LLC majority member	5,244	707	1,414	1,414	1,709
Operating leases	127,137	34,069	56,686	28,718	7,664
Royalty agreements	68,307	9,661	16,057	11,361	31,228
Purchase commitments-capital	19,621	19,621	—	—	—
Other commitments -energy and services	26,765	17,176	9,589	—	—
Repurchases of common stock	10,230	10,230	—	—	—

Total	$1,025,396	$97,492	$220,943	$251,800	$455,161

Notes A, G, J, L and N to the audited consolidated financial statements on pages 17 through 21; 23 and 24; 26 through 29; 30; and 31 and 32, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.

Contingent Liabilities and Commitments

The Corporation has entered into standby letter of credit agreements relating to workers’ compensation and automobile and general liability self-insurance. On December 31, 2004, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of approximately $24.6 million.

In the normal course of business, at December 31, 2004, the Corporation was contingently liable for $129.8 million in surety bonds that guarantee its own performance and are required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. Four of these bonds, totaling $44.1 million, or 34% of all outstanding surety bonds, relate to specific performance for road projects currently underway. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Quantitative and Qualitative Disclosures about Market Risk

As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see Business Environment section on pages 41 and 42). Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates, as a result of its temporary cash investments, including money market funds and overnight investments in Eurodollars; interest rate swaps; any outstanding commercial paper obligations; and defined benefit pension plans.

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

The Corporation is required to record the fair value of the Swaps and the change in the fair value of the related Notes in its consolidated balance sheet. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, no gain or loss is recorded for the changes in fair values. At December 31, 2004, the fair market value of the Swaps was $1.0 million.

As a result of the Swaps, the Corporation has increased interest rate risk associated with changes in the LIBOR rate. A hypothetical change in interest rates of 1% would change annual interest expense by $1.0 million and also change the fair market value of the debt covered by the Swaps by approximately $4 million.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             Page sixty-four

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Commercial Paper Obligations

The Corporation has a $275 million commercial paper program in which borrowings bear interest at a variable rate based on LIBOR. At December 31, 2004, there were no outstanding commercial paper borrowings.

Pension Expense

The Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Application of Critical Accounting Policies on pages 53 through 60.

Aggregate Interest Rate Risk

The pension expense for 2005 is calculated based on assumptions selected at December 31, 2004. Therefore, interest rate risk in 2005 is limited to the potential effect related to the interest rate swaps and outstanding commercial paper. Assuming no commercial paper is outstanding, which is consistent with the balance at December 31, 2004, the aggregate effect of a hypothetical 1% increase in interest rates would increase interest expense and decrease pretax earnings by $1.0 million.

FORWARD-LOOKING STATEMENTS — SAFE HARBOR PROVISIONS

If you are interested in Martin Marietta Materials, Inc., stock, management recommends that, at a minimum, you read the Corporation’s current annual report and 10-K, 10-Q and 8-K reports to the SEC over the past year. The Corporation’s recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Corporation’s Web site at www.martinmarietta.com and are also available at the SEC’s Web site at www.sec.gov. You may also write or call the Corporation’s Corporate Secretary, who will provide copies of such reports.

Investors are cautioned that all statements in this annual report that relate to the future are forward-looking statement within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and involve risk and uncertainties, and are based on assumptions that the Corporation believes in good faith are reasonable but which may be materially different from actual results. Forward-looking statements give the investor our expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all our forward-looking statements here and in other publication may turn out to be wrong.

Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this annual report include, but are not limited to, business and economic conditions and trends in the markets the Corporation serves; the level and timing of federal and state transportation funding; levels of construction spending in the markets the Corporation serves; unfavorable weather conditions; changes in environmental and other governmental regulations; ability to recognize increased sales and quantifiable savings from internal expansion projects; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability; energy costs; rail and water transportation availability and costs, and their effect on the Corporation’s ability to improve its margins as a result of its distribution network; continued strength in the steel industry markets served by the Corporation’s Magnesia Specialties business; successful development and implementation of the structural composite technological process and strategic products for specific market segments and market acceptance of these products; unanticipated costs or other adverse effects associated with structural composite revenue levels, products pricing, and cost associated with manufacturing ramp-up; the Corporation’s reevaluation of the viability of the Structural Composite Products business; possible disruption in commercial activities related to terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations; and other risk factors listed from time to time found in the Corporation’s filings with the Securities and Exchange Commission. Other factors besides those listed here may also adversely affect the Corporation and may be material to the Corporation. The Corporation assumes no obligation to update any forward-looking statements.

For a discussion identifying some important factors that could cause actual results to very materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K,“Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 34 through 65 of the 2004 Annual Report and “Note A: Accounting Policies” and “ Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 17 through 21 and pages 31 and 32, respectively, of the audited consolidated financial statements included in the 2004 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries             Page sixty-five

QUARTERLY PERFORMANCE

(unaudited)

(add 000, except per share)

							Earnings (Loss) before
							Cumulative Effect
	Total Revenues		Net Sales		Gross Profit		of Accounting Change		Net Earnings (Loss)

Quarter	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

First	$344,871	$310,287	$302,211	$270,030	$34,306	$22,717	$(6,545)	$(14,018)	$(6,545)	$(20,892)
Second	467,547	449,225	412,462	394,881	104,817	99,591	44,715	39,650	44,715	39,650
Third	503,187	494,037	445,679	433,265	110,766	103,349	54,003	45,520	54,003	45,520
Fourth	444,008	430,999	390,975	377,970	92,301	83,872	36,990	29,345	36,990	29,345

Totals	$1,759,613	$1,684,548	$1,551,327	$1,476,146	$342,190	$309,529	$129,163	$100,497	$129,163	$93,623

Per Common Share
							Stock Prices
	Basic Earnings		Diluted Earnings		Dividends Paid		High	Low	High	Low

Quarter	2004	2003[1]	2004	2003[1]	2004	2003	2004		2003

First	$(0.14)	$(0.29)	$(0.14)	$(0.29)	$0.18	$0.15	$50.69	$43.84	$32.01	$26.10
Second	0.93	0.81	0.92	0.81	0.18	0.18	$47.41	$41.31	$38.05	$27.36
Third	1.12	0.93	1.11	0.93	0.20	0.18	$46.41	$41.27	$39.97	$33.10
Fourth	0.77	0.60	0.77	0.60	0.20	0.18	$53.91	$43.36	$48.00	$36.45

Totals	$2.68	$2.05	$2.66	$2.05	$0.76	$0.69

[1]	Earnings per common share are before the cumulative effect of an accounting change. In 2003, the Corporation recorded a $0.14 per basic and diluted share charge as the cumulative effect of adopting FAS 143.

The following presents total revenues, net sales, net earnings (loss) and earnings (loss) per diluted share attributable to discontinued operations:

(add 000, except per share)

	Total Revenues		Net Sales		Net Earnings (Loss)		Earnings (Loss) per Diluted Share

Quarter	2004	2003	2004	2003	2004	2003	2004	2003

First	$7,356	$14,080	$6,685	$13,282	$(179)	$(2,309)	$0.00	$(0.05)
Second	3,520	23,110	3,311	21,711	(196)	(74)	0.00	(0.00)
Third	4,136	23,459	3,878	22,463	485	(309)	0.01	(0.01)
Fourth	1,963	5,097	1,916	4,267	874	(4,052)	0.01	(0.08)

Totals	$16,975	$65,746	$15,790	$61,723	$984	$(6,744)	$0.02	$(0.14)

     Martin Marietta Materials, Inc. and Consolidated Subsidiaries                page sixty-six

FIVE YEAR SUMMARY
(add 000, except per share)

	2004	2003	2002	2001	2000

Consolidated Operating Results
Net sales	$1,551,327	$1,476,146	$1,400,386	$1,375,391	$1,211,287
Freight and delivery revenues	208,286	208,402	188,167	197,682	170,841

Total revenues	1,759,613	1,684,548	1,588,553	1,573,073	1,382,128

Cost of sales, other costs and expenses	1,337,704	1,287,769	1,226,604	1,180,601	1,018,658
Freight and delivery costs	208,286	208,402	188,167	197,682	170,841

Cost of operations	1,545,990	1,496,171	1,414,771	1,378,283	1,189,499

	213,623	188,377	173,782	194,790	192,629
Other operating (income) and expenses, net	(12,969)	(7,078)	(4,709)	(12,077)	(4,583)

Earnings from Operations	226,592	195,455	178,491	206,867	197,212
Interest expense	42,954	42,587	44,028	46,792	41,895
Other nonoperating (income) and expenses, net	(1,084)	429	11,476	3,777	(3,991)

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	184,722	152,439	122,987	156,298	159,308
Taxes on income	56,543	45,198	32,161	53,094	53,846

Earnings from continuing operations before cumulative effect of change in accounting principle	128,179	107,241	90,826	103,204	105,462
Discontinued operations, net of taxes	984	(6,744)	6,989	2,158	6,565

Earnings before cumulative effect of change in accounting principle	129,163	100,497	97,815	105,362	112,027
Cumulative effect of change in accounting for asset retirement obligations	—	(6,874)	—	—	—
Cumulative effect of change in accounting for intangible assets	—	—	(11,510)	—	—

Net Earnings	$129,163	$93,623	$86,305	$105,362	$112,027

Basic Earnings Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$2.66	$2.19	$1.87	$2.16	$2.26
Discontinued operations	0.02	(0.14)	0.14	0.04	0.14

Earnings before cumulative effect of change in accounting principle	2.68	2.05	2.01	2.20	2.40
Cumulative effect of change in accounting principle	—	(0.14)	(0.24)	—	—

Basic Earnings Per Common Share	$2.68	$1.91	$1.77	$2.20	$2.40

Diluted Earnings Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$2.64	$2.19	$1.86	$2.15	$2.25
Discontinued operations	0.02	(0.14)	0.14	0.04	0.14

Earnings before cumulative effect of change in accounting principle	2.66	2.05	2.00	2.19	2.39
Cumulative effect of change in accounting principle	—	(0.14)	(0.23)	—	—

Diluted Earnings Per Common Share	$2.66	$1.91	$1.77	$2.19	$2.39

Pro forma earnings, assuming nonamoritization of goodwill provision of FAS 142 adopted on January 1, 2000:
Net earnings				$124,612	$127,094
Earnings per diluted share				$2.59	$2.71

Cash Dividends Per Common Share	$0.76	$0.69	$0.58	$0.56	$0.54

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$5,750	$21,603	$21,387	$19,696	$16,750
Current assets - other	618,503	589,048	511,782	491,949	412,277
Property, plant and equipment, net	1,065,215	1,042,432	1,067,576	1,082,189	914,072
Goodwill, net	567,495	577,586	577,449	571,186	374,994
Other intangibles, net	18,642	25,142	31,972	35,782	34,462
Other noncurrent assets	80,247	63,414	55,384	39,191	92,910

Total	$2,355,852	$2,319,225	$2,265,550	$2,239,993	$1,845,465

Current liabilities - other	$202,843	$221,683	$200,936	$209,765	$154,377
Current maturities of long-term debt and commercial paper	970	1,068	11,389	4,490	45,155
Long-term debt and commercial paper	713,661	717,073	733,471	797,385	601,580
Pension and postretirement benefits	88,241	76,917	101,796	81,650	84,950
Noncurrent deferred income taxes	139,179	116,647	101,018	95,859	80,170
Other noncurrent liabilities	57,531	55,990	33,930	28,632	15,947
Shareholders’ equity	1,153,427	1,129,847	1,083,010	1,022,212	863,286

Total	$2,355,852	$2,319,225	$2,265,550	$2,239,993	$1,845,465

     Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page sixty-seven

Data for “2004 Aggregates Division Net Sales by State of Destination” on page 43

Aggregates Production and Sales

Location	% of Net Sales
Alabama	3%
Arkansas	3%
Bahamas	< 1%
California	< 1%
Florida	5%
Georgia	8%
Illinois	1%
Indiana	5%
Iowa	6%
Kansas	2%
Kentucky	< 1%
Louisiana	4%
Maryland	< 1%
Minnesota	1%
Mississippi	1%
Missouri	1%
Nebraska	2%
Nevada	< 1%
North Carolina	19%
Nova Scotia	< 1%
Ohio	5%
Oklahoma	2%
South Carolina	5%
Tennessee	< 1%
Texas	19%
Virginia	2%
Washington	< 1%
West Virginia	2%
Wisconsin	< 1%
Wyoming	< 1%

Aggregates Sales

Location	% of Net Sales
Colorado	< 1%
Montana	< 1%
New Jersey	< 1%
Pennsylvania	< 1%

Data for “2004 and 2003 State Economies” on page 44

State Economies

Location	2004	2003
Alabama	Flat	Recession
Arkansas	Flat	Flat
Arizona	Expanding	Flat
California	Expanding	Flat
Colorado	Flat	Recession
Connecticut	Flat	Recession
Delaware	Expanding	Recession
Florida	Expanding	Expanding
Georgia	Flat	Recession
Idaho	Expanding	Flat
Illinois	Flat	Recession
Indiana	Flat	Recession
Iowa	Flat	Flat
Kansas	Flat	Flat
Kentucky	Flat	Flat
Louisiana	Flat	Recession
Maine	Expanding	Recession
Maryland	Expanding	Expanding
Massachusetts	Flat	Recession
Michigan	Recession	Recession
Minnesota	Expanding	Recession
Mississippi	Flat	Flat
Missouri	Flat	Flat
Montana	Expanding	Flat
Nebraska	Flat	Recession
Nevada	Expanding	Expanding
New Hampshire	Expanding	Flat
New Jersey	Expanding	Flat
New Mexico	Expanding	Expanding
New York	Flat	Recession
North Carolina	Flat	Recession
North Dakota	Expanding	Flat
Ohio	Flat	Recession
Oklahoma	Flat	Flat
Oregon	Expanding	Recession
Pennsylvania	Flat	Recession
Rhode Island	Expanding	Expanding
South Carolina	Flat	Recession
South Dakota	Expanding	Flat
Tennessee	Flat	Flat
Texas	Flat	Flat
Utah	Expanding	Flat
Vermont	Expanding	Flat
Virginia	Expanding	Flat
Washington	Flat	Flat
West Virginia	Flat	Recession
Wisconsin	Flat	Recession
Wyoming	Expanding	Expanding