Form 10-K, Exhibit 13
period 2005-12-31
MARTIN MARIETTA MATERIALS INC
filed 2006-02-27
CIK 916076

STATEMENT OF FINANCIAL RESPONSIBILITY
Shareholders
Martin Marietta Materials, Inc.
The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2005 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.
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
The Audit Committee of the Board of Directors, which consists of five independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission and the New York Stock Exchange as they relate to the composition and practices of audit committees.
Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2005.
The consolidated financial statements and management’s assertion regarding its assessment of internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

Stephen P. Zelnak, Jr. Chairman, Board of Directors President and Chief Executive Officer	Anne H. Lloyd Senior Vice President, Chief Financial Officer and Chief Accounting Officer
February 21, 2006

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page ten

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited management’s assessment, included in the accompanying Statement of Financial Responsibility, that Martin Marietta Materials, Inc., maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Martin Marietta Materials, Inc., maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, of Martin Marietta Materials, Inc., and subsidiaries and our report dated February 21, 2006, expressed an unqualified opinion thereon.

Raleigh, North Carolina
February 21, 2006

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page eleven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
As discussed in Note N to the consolidated financial statements, in 2003, the Corporation adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, and changed its method of accounting for asset retirement obligations.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2006, expressed an unqualified opinion thereon.

Raleigh, North Carolina
February 21, 2006

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twelve

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2005	2004	2003

Net Sales	$1,755,397	$1,521,403	$1,423,581
Freight and delivery revenues	248,846	204,699	203,905

Total revenues	2,004,243	1,726,102	1,627,486

Cost of sales	1,331,572	1,174,759	1,110,144
Freight and delivery costs	248,846	204,699	203,905

Total cost of revenues	1,580,418	1,379,458	1,314,049

Gross Profit	423,825	346,644	313,437
Selling, general and administrative expenses	130,704	127,337	120,360
Research and development	662	891	612
Other operating (income) and expenses, net	(16,248)	(11,975)	(6,841)

Earnings from Operations	308,707	230,391	199,306
Interest expense	42,597	42,734	42,587
Other nonoperating (income) and expenses, net	(1,937)	(606)	429

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	268,047	188,263	156,290
Taxes on income	72,534	57,816	46,903

Earnings from Continuing Operations before Cumulative Effect of Change in Accounting Principle	195,513	130,447	109,387
Loss on discontinued operations, net of related tax (benefit) expense of $(1,382), $840 and $(4,398), respectively	(2,847)	(1,284)	(8,890)

Earnings before Cumulative Effect of Change in Accounting Principle	192,666	129,163	100,497
Cumulative effect of change in accounting for asset retirement obligations, net of related tax benefit of $4,498	—	—	(6,874)

Net Earnings	$192,666	$129,163	$93,623

Net Earnings Per Common Share
- Basic from continuing operations before cumulative effect of change in accounting principle	$4.20	$2.71	$2.23
- Discontinued operations	(0.06)	(0.03)	(0.18)

- Basic before cumulative effect of change in accounting principle	4.14	2.68	2.05
- Cumulative effect of change in accounting principle	—	—	(0.14)

	$4.14	$2.68	$1.91

- Diluted from continuing operations before cumulative effect of change in accounting principle	$4.14	$2.69	$2.23
- Discontinued operations	(0.06)	(0.03)	(0.18)

- Diluted before cumulative effect of change in accounting principle	4.08	2.66	2.05
- Cumulative effect of change in accounting principle	—	—	(0.14)

	$4.08	$2.66	$1.91

Weighted-Average Common Shares Outstanding
- Basic	46,540	48,142	48,905
- Diluted	47,279	48,534	49,136

Cash Dividends Per Common Share	$0.86	$0.76	$0.69

The notes on pages 17 to 35 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirteen

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2005	2004

Current Assets:
Cash and cash equivalents	$76,745	$161,620
Investments	25,000	—
Accounts receivable, net	225,012	219,589
Inventories, net	222,728	209,309
Current portion of notes receivable	5,081	4,655
Current deferred income tax benefits	14,989	5,750
Other current assets	32,486	23,330

Total Current Assets	602,041	624,253

Property, plant and equipment, net	1,166,351	1,065,215
Goodwill	569,263	567,495
Other intangibles, net	18,744	18,642
Noncurrent notes receivable	27,883	26,501
Other noncurrent assets	49,034	53,746

Total Assets	$2,433,316	$2,355,852

Liabilities and Shareholders’ Equity (add 000, except parenthetical share data)

Current Liabilities:
Bank overdraft	$7,290	$9,527
Accounts payable	93,445	89,949
Accrued salaries, benefits and payroll taxes	24,199	22,710
Pension and postretirement benefits	4,200	4,199
Accrued insurance and other taxes	39,582	35,904
Income taxes	1,336	10,697
Current maturities of long-term debt	863	970
Other current liabilities	29,207	29,857

Total Current Liabilities	200,122	203,813

Long-term debt	709,159	713,661
Pension, postretirement and postemployment benefits	98,714	88,241
Noncurrent deferred income taxes	149,972	139,179
Other noncurrent liabilities	101,664	57,531

Total Liabilities	1,259,631	1,202,425

Shareholders’ Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 45,727,000 and 47,306,000 shares outstanding at December 31, 2005 and 2004, respectively)	457	472
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	240,541	366,626
Accumulated other comprehensive loss	(15,325)	(8,970)
Retained earnings	948,012	795,299

Total Shareholders’ Equity	1,173,685	1,153,427

Total Liabilities and Shareholders’ Equity	$2,433,316	$2,355,852

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fourteen

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2005	2004	2003

Cash Flows from Operating Activities:
Net earnings	$192,666	$129,163	$93,623
Cumulative effect of change in accounting principle	—	—	6,874

Earnings before cumulative effect of change in accounting principle	192,666	129,163	100,497

Adjustments to reconcile earnings to cash provided by operating activities:
Depreciation, depletion and amortization	138,251	132,859	139,606
Gains on divestitures and sales of assets	(10,670)	(17,126)	(4,399)
Deferred income taxes	5,711	38,544	16,651
Excess tax benefits from stock option exercises	15,337	1,045	323
Other items, net	(3,768)	(3,018)	(622)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(5,424)	11,926	(1,887)
Inventories, net	(10,952)	786	18,039
Accounts payable	3,621	13,374	4,047
Other assets and liabilities, net	(6,988)	(40,712)	4,914

Net Cash Provided by Operating Activities	317,784	266,841	277,169

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(221,401)	(163,445)	(120,638)
Acquisitions, net	(4,650)	(5,567)	(8,618)
Proceeds from divestitures and sales of assets	37,582	45,687	29,478
Purchase of investments	(25,000)	—	—
Other investing activities, net	(400)	—	—

Net Cash Used for Investing Activities	(213,869)	(123,325)	(99,778)

Cash Flows from Financing Activities:
Repayments of long-term debt	(532)	(1,065)	(4,156)
Repayments of commercial paper and line of credit, net	—	—	(25,713)
Change in bank overdraft	(2,237)	(1,737)	(3,538)
Termination of interest rate swaps	(467)	—	12,581
Payments on capital leases	(80)	—	—
Dividends paid	(39,953)	(36,507)	(33,714)
Repurchases of common stock	(178,787)	(71,507)	(13,253)
Issuances of common stock	33,266	3,787	1,037

Net Cash Used for Financing Activities	(188,790)	(107,029)	(66,756)

Net (Decrease) Increase in Cash and Cash Equivalents	(84,875)	36,487	110,635
Cash and Cash Equivalents, beginning of year	161,620	125,133	14,498

Cash and Cash Equivalents, end of year	$76,745	$161,620	$125,133

Supplemental disclosures of cash flow information:
Cash paid for interest	$46,711	$44,926	$46,813
Cash paid for income taxes	$66,106	$13,433	$14,832
The notes on pages 17 to 35 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifteen

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Shares of			Accumulated Other		Total
	Common	Common	Additional	Comprehensive	Retained	Shareholders’
(add 000)	Stock	Stock	Paid-In Capital	Loss	Earnings	Equity

Balance at December 31, 2002	48,842	$488	$447,153	$(7,365)	$642,734	$1,083,010
Net earnings	—	—	—	—	93,623	93,623
Minimum pension liability, net of tax	—	—	—	(1,329)	—	(1,329)

Comprehensive earnings						92,294
Dividends declared	—	—	—	—	(33,714)	(33,714)
Issuances of common stock for stock award plans	159	1	3,273	—	—	3,274
Repurchases of common stock	(331)	(3)	(15,014)	—	—	(15,017)

Balance at December 31, 2003	48,670	486	435,412	(8,694)	702,643	1,129,847
Net earnings	—	—	—	—	129,163	129,163
Minimum pension liability, net of tax	—	—	—	(276)	—	(276)

Comprehensive earnings						128,887
Dividends declared	—	—	—	—	(36,507)	(36,507)
Issuances of common stock for stock award plans	158	1	5,923	—	—	5,924
Repurchases of common stock	(1,522)	(15)	(74,709)	—	—	(74,724)

Balance at December 31, 2004	47,306	472	366,626	(8,970)	795,299	1,153,427
Net earnings	—	—	—	—	192,666	192,666
Minimum pension liability, net of tax	—	—	—	(6,355)	—	(6,355)

Comprehensive earnings						186,311
Dividends declared	—	—	—	—	(39,953)	(39,953)
Issuances of common stock for stock award plans	1,079	11	49,459	—	—	49,470
Repurchases of common stock	(2,658)	(26)	(175,544)	—	—	(175,570)

Balance at December 31, 2005	45,727	$457	$240,541	$(15,325)	$948,012	$1,173,685

The notes on pages 17 to 35 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixteen

NOTES TO FINANCIAL STATEMENTS
Note A: Accounting Policies
Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The Corporation’s aggregates products, which include crushed stone, sand and gravel, are used primarily for construction of highways and other infrastructure projects, and in the domestic commercial and residential construction industries. These aggregates products, along with asphalt products and ready mixed concrete, are sold and shipped from a network of 325 quarries, distribution facilities and plants to customers in 31 states, Canada, the Bahamas and the Caribbean Islands. Texas, North Carolina, Georgia, Iowa and Florida account for approximately 55% of total 2005 net sales. In addition, the Corporation has a Specialty Products segment that produces magnesia-based chemicals products used in industrial, agricultural and environmental applications; dolomitic lime sold primarily to customers in the steel industry; and structural composite products used in a wide variety of industries.
Basis of Consolidation. The consolidated financial statements include the accounts of the Corporation and its wholly owned and majority-owned subsidiaries. Partially owned affiliates are either consolidated in accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, or accounted for at cost or as equity investments depending on the level of ownership interest or the Corporation’s ability to exercise control over the affiliates’ operations. Intercompany balances and transactions have been eliminated in consolidation.
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
Cash and Cash Equivalents. Cash equivalents are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase. Additionally, at December 31, 2005 and 2004, cash of $878,000 and $7,520,000, respectively, was held in an unrestricted escrow account on behalf of the Corporation. These cash balances are reported in other noncurrent assets.
Investments. Investments are comprised of variable rate demand notes. These available-for-sale securities are carried at fair value. While the contractual maturity for each of the Corporation’s variable rate demand notes exceeds ten years, these securities represent investments of cash available for current operations. Therefore, in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, these securities are classified as current assets in the consolidated balance sheet. The Corporation can redeem the investments at their par values prior to the contractual maturities by providing 7-day written notice to the remarketing agent.
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
Notes Receivable. Notes receivable are stated at cost. The Corporation records an allowance for notes receivable deemed uncollectible. At December 31, 2005 and 2004, the allowance for uncollectible notes receivable was $795,000 and $737,000, respectively.

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
The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven and probable, economically mineable by the Corporation’s geological and operational staff and when demand supports investment in the market. Quarry development costs are included in mineral reserves.
Mineral reserves are valued at the present value of royalty payments, using a prevailing market royalty rate that would have been incurred if the Corporation had leased the reserves as opposed to fee-ownership for the life of the reserves, not to exceed twenty years.
Depreciation is computed over estimated service lives, principally by the straight-line method. Depletion of mineral deposits is calculated over proven and probable reserves by the units-of-production method on a quarry-by-quarry basis. Amortization of assets recorded under capital leases is computed using the straight-line method over the lesser of the life of the lease or the assets’ useful lives.
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
Derivatives. The Corporation recognizes derivative instruments at fair value. At December 31, 2005, the Corporation did not hold any derivative instruments. At December 31, 2004, the Corporation’s derivatives were interest rate swaps, which represent fair value hedges. The Corporation’s objective for holding these derivatives was to balance its exposure to the fixed and variable interest rate markets. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), these hedges were considered perfectly effective, and no net gain or loss was recorded for changes in the fair value of the interest rate swaps or the related debt. Subsequent to these hedges being terminated, the carrying amount of the related debt, including adjustments for changes in the fair value of the related debt while the swaps were in effect, is being accreted back to its par value over the remaining life of the related debt.
Stock-Based Compensation. The Corporation has stock-based compensation plans for employees and directors. The Corporation accounts for those plans under the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related Interpretations. For options granted under those plans with an exercise price equal to the market value of the stock

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page eighteen

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
on the date of grant, no compensation cost is recognized in net earnings as reported in the consolidated statements of earnings. Compensation cost is recognized in net earnings for awards granted under those plans with an exercise price less than the market value of the underlying common stock on the date of grant. Such costs are recognized ratably over the explicit vesting period under the accelerated expense attribution method. The following table illustrates the effect on net earnings and earnings per share if the Corporation had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”):

years ended December 31
(add 000, except per share)	2005	2004	2003

Net earnings, as reported	$192,666	$129,163	$93,623
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	2,147	1,244	1,396
Deduct: Stock-based compensation expense determined under fair value for all awards, net of related tax effects	(5,525)	(5,185)	(5,847)

Pro forma net earnings	$189,288	$125,222	$89,172

Earnings per share:
Basic-as reported	$4.14	$2.68	$1.91

Basic-pro forma	$4.07	$2.60	$1.82

Diluted-as reported	$4.08	$2.66	$1.91

Diluted-pro forma	$4.00	$2.58	$1.81

In 2004, the Corporation changed the model used for valuing stock options granted under the Corporation’s stock-based compensation plans. The fair value of the 2005 and 2004 option awards was determined using a lattice valuation model as opposed to the Black-Scholes valuation model used in 2003 and prior years. The lattice model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables and is considered to result in a better valuation of employee stock options. The Corporation assumed normative exercise rates for 2005 options. The Corporation assumed that all participants would exercise their vested options once the options reach 150% of their exercise price or at termination, retirement or death, if earlier, for 2004 options. Other key assumptions used in determining the fair value of the stock options awarded in 2005 and 2004 were:

	2005	2004

Risk-free interest rate	3.80%	4.00%
Dividend yield	1.60%	1.68%
Volatility factor	30.80%	26.10%
For stock options granted in 2003, the fair value was estimated as of the date of grant using a Black-Scholes valuation model with the following weighted-average assumptions: risk-free interest rate of 4.00%; dividend yield of 1.60%; volatility factor of 26.40%; and expected life of 7 years.
Based on the assumptions, the weighted-average fair value of each stock option granted was $18.72, $11.00 and $11.47 for 2005, 2004 and 2003, respectively.
Environmental Matters. The Corporation accounts for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”) and related Interpretations. In accordance with FAS 143, a liability for an asset retirement obligation is recorded at fair value in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset’s carrying amount.
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
Start-Up Costs. Preoperating costs and noncapital start-up costs for new facilities and products are charged to operations as incurred.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page nineteen

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Comprehensive Earnings. Comprehensive earnings for the Corporation consist of net earnings and, in 2005, 2004 and 2003, respectively, $6,355,000, $276,000 and $1,329,000 for the increase in the minimum pension liability, which is net of income tax benefits of $4,157,000, $181,000 and $870,000, respectively.
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

(add 000)	2005	2004	2003

Basic Earnings per Common Share:
Weighted-average number of shares	46,540	48,142	48,905

Effect of Dilutive Securities:
Employee and Director awards	739	392	231

Diluted Earnings per Common Share:
Weighted-average number of shares and assumed conversions	47,279	48,534	49,136

Accounting Changes. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)”), which is a revision of FAS 123.
FAS 123(R) supersedes APB No. 25, amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, and requires all forms of share-based payments to employees, including employee stock options, to be recognized as compensation expense. The compensation expense of the awards is measured at fair value at the grant date. FAS 123(R) requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. Compensation cost is recognized over the explicit vesting period for all unvested awards as of January 1, 2006, with acceleration for any remaining unrecognized compensation cost when an employee actually retires.
FAS 123(R) was effective January 1,2006 for the Corporation. The Corporation adopted the provisions of FAS 123(R) using the modified prospective transition method, which recognizes stock option awards as compensation expense for unvested awards as of January 1, 2006 and awards subsequent to that date. The 2006 impact of the adoption of FAS 123(R) on the Corporation’s results of operations will depend on the market price of the Corporation’s common stock at the date of grant and the levels of share-based payments granted in 2006. Further, the potential impact will also depend on the pool of additional paid-in-capital (“APIC”) credits available to offset any write offs of deferred tax assets established pursuant to FAS 123(R). Deferred tax assets will be written off when the Corporation’s tax deduction related to the exercise of stock options is less than the related compensation cost recognized for financial reporting purposes. Write offs of deferred tax assets are recorded against the pool of APIC credits to the extent available, and any remainder is recorded as tax expense in the current period. The Corporation’s pool of APIC credits is approximately $8,000,000 to $10,000,000 at January 1, 2006. If the Corporation had adopted FAS 123(R) in prior periods, net earnings would have been reduced by approximately $3,400,000, $3,900,000 and $4,500,000 in 2005, 2004 and 2003, respectively (see Note A - Stock-Based Compensation).
In March 2005, the FASB ratified Emerging Issues Task Force Issue 04-06, Accounting for Stripping Costs in the Mining Industry (“EITF 04-06”). EITF 04-06 clarifies that post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, should be considered costs of the extracted minerals under a full absorption costing system and recorded as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. EITF 04-06 was effective January 1, 2006 for the Corporation, and, for the adoption, $8,147,000 of capitalized post-production

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
stripping costs and a related deferred tax liability of approximately $3,200,000 were written off, which reduced retained earnings by approximately $4,900,000 at that date.
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”). The amendments made by FAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges and require the allocation of fixed production overhead to inventory to be based on the normal capacity of the underlying production facilities. FAS 151 was effective January 1, 2006 for the Corporation. The adoption of FAS 151 did not impact the Corporation’s net earnings or financial position.
In June 2005, the FASB issued Exposure Draft, Business Combinations, a Replacement of FAS No. 141. In its current form, the exposure draft requires recognizing the full fair value of all assets acquired, liabilities assumed and non-controlling minority interests in acquisitions of less than a 100% controlling interest; expensing all acquisition-related transaction and restructuring costs; capitalizing in-process research and development assets acquired; and recognizing contingent consideration obligations and contingent gains acquired and contingent losses assumed. The FASB has indicated that it expects to issue a final standard that would apply prospectively to all business combinations with acquisition dates on or after January 1, 2007.
In July 2005, the FASB issued an exposure draft clarifying the criteria for recognition of tax benefits in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). Certain tax accounting and reporting guidelines may change as a result of new accounting guidance. The Corporation’s accounting and reporting treatment will be determined at the time of issuance of a final standard.
In December 2005, the FASB reached tentative conclusions that would affect accounting for pensions. The proposed changes include:
•	A liability or asset would be recorded on the balance sheet based solely on the funded status of plans;

•	All unrecognized gains or losses and unrecognized prior service cost would be recognized through other comprehensive earnings;

•	Any remaining unrecognized net transition assets or obligations would be immediately recognized through an adjustment to retained earnings; and

•	Early measurement dates would no longer be allowed.
The FASB plans to further deliberate these pension accounting issues in 2006.
Reclassifications. Certain 2004 and 2003 amounts have been reclassed to conform to the 2005 presentation. The reclassifications had no impact on previously reported net earnings or financial position.
Note B: Intangible Assets
The following shows the changes in goodwill, all of which relate to the Aggregates segment, for the years ended December 31:

(add 000)	2005	2004

Balance at beginning of period	$567,495	$577,586
Acquisitions	2,685	4,384
Adjustments to purchase price allocations	308	902
Amounts allocated to divestitures	(1,225)	(15,377)

Balance at end of period	$569,263	$567,495

Intangible assets subject to amortization consist of the following at December 31:

(add 000)

	2005
	Gross	Accumulated
	Amount	Amortization	Net Balance

Noncompetition agreements	$26,171	$(20,616)	$5,555
Trade names	1,800	(1,042)	758
Supply agreements	900	(789)	111
Use rights and other	19,072	(6,952)	12,120

Total	$47,943	$(29,399)	$18,544

	2004
	Gross	Accumulated
	Amount	Amortization	Net Balance

Noncompetition agreements	$26,790	$(18,861)	$7,929
Trade names	4,331	(2,206)	2,125
Supply agreements	900	(706)	194
Use rights and other	16,026	(7,832)	8,194

Total	$48,047	$(29,605)	$18,442

At December 31, 2005 and 2004, the Corporation had water use rights of $200,000 that are deemed to have an indefinite life and are not being amortized.
The Corporation acquired $5,396,000 of equipment use rights during 2005 and $350,000 of licensing agreements during 2004, both of which are subject to amortization.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-one

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The weighted-average amortization period is 12.8 years in 2005 for the use rights and 10.0 years in 2004 for the licensing agreements.
Total amortization expense for intangible assets for the years ended December 31, 2005, 2004 and 2003 was $3,964,000, $4,677,000 and $5,840,000, respectively.
The following presents the estimated amortization expense for intangible assets for each of the next five years and thereafter:

(add 000)

2006	$3,156
2007	2,675
2008	2,043
2009	1,402
2010	1,297
Thereafter	7,971

Total	$18,544

Note C: Business Combinations and Divestitures
Effective January 1, 2005, the Corporation formed a joint venture with Hunt Midwest Enterprises (“Hunt Midwest”) to operate substantially all of the aggregates facilities of both companies in Kansas City and surrounding areas. The joint venture company, Hunt Martin Materials LLC, is 50% owned by each party and is the leading aggregates producer in the area. The joint venture, valued at $75,000,000 at inception, was formed by the parties contributing a total of 15 active quarry operations with production of approximately 7.5 million tons annually. The Corporation consolidated the financial statements of the joint venture effective January 1, 2005 and includes minority interest for the net assets attributable to Hunt Midwest in other noncurrent liabilities. In the Corporation’s consolidated financial statements, the assets contributed by Hunt Midwest were initially recorded at their fair value on the date of contribution to the joint venture, while assets contributed by the Corporation continued to be recorded at historical cost. The terms of the joint venture agreement provide that the Corporation will operate as the managing partner and receive a management fee based on tons sold. Additionally, pursuant to the joint venture agreement, the Corporation has provided a $7,000,000 revolving credit facility for working capital purposes and a term loan that provides up to $26,000,000 for a capital project. Any outstanding borrowings under these agreements are eliminated in the Corporation’s consolidated financial statements. The joint venture has a term of fifty years with certain purchase rights provided to the Corporation and Hunt Midwest.
In 2005, the Corporation disposed of various underperforming operations in its Aggregates segment in markets in Arkansas, North Carolina, Ohio and Texas. These divestitures represent discontinued operations, and, therefore, the results of their operations through the dates of disposal and any gain or loss on disposals are included in discontinued operations on the consolidated statements of earnings.
The discontinued operations included the following net sales, pretax loss on operations, pretax gain or loss on disposals, income tax expense or benefit and overall net loss:

years ended December 31
(add 000)	2005	2004	2003

Net sales	$6,224	$45,714	$114,288

Pretax loss on operations	$(3,329)	$(7,171)	$(15,082)
Pretax (loss) gain on disposals	(900)	6,727	1,794

Pretax loss	(4,229)	(444)	(13,288)
Income tax (benefit) expense	(1,382)	840	(4,398)

Net loss	$(2,847)	$(1,284)	$(8,890)

On October 29, 2004, the Corporation divested certain asphalt plants in the Houston, Texas area for consideration that included a note receivable with final payment due September 30, 2008. In connection with the divestiture, the Corporation entered into a supply agreement to sell aggregates to the buyer at market rates. The divestiture is included in continuing operations because of the Corporation’s continuing financial interest in the Houston asphalt market, as well as the related financing.
Note D: Accounts Receivable, Net

December 31
(add 000)	2005	2004

Customer receivables	$225,039	$221,954
Other current receivables	5,518	4,140

	230,557	226,094
Less allowances	(5,545)	(6,505)

Total	$225,012	$219,589

Bad debt expense was $1,855,000, $3,574,000 and $623,000 in 2005, 2004 and 2003, respectively, and is recorded in other operating income and expenses, net, on the consolidated statements of earnings.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-two

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note E: Inventories, Net

December 31
(add 000)	2005	2004

Finished products	$185,681	$173,013
Products in process and raw materials	17,990	17,412
Supplies and expendable parts	31,158	24,347

	234,829	214,772
Less allowances	(12,101)	(5,463)

Total	$222,728	$209,309

During 2005, the Corporation increased its allowance for structural composites inventories, which reduced net earnings by approximately $2,877,000, or $0.06 per diluted share.
Note F: Property, Plant and Equipment, Net

December 31
(add 000)	2005	2004

Land and improvements	$317,803	$299,729
Mineral reserves	190,914	190,247
Buildings	87,748	85,075
Machinery and equipment	1,781,990	1,674,476
Construction in progress	123,319	60,010

	2,501,774	2,309,537
Less allowances for depreciation, depletion and amortization	(1,335,423)	(1,244,322)

Total	$1,166,351	$1,065,215

At December 31, 2005 and 2004, the net carrying value of mineral reserves was $139,212,000 and $143,992,000, respectively.
At December 31, 2005, the gross asset value and related accumulated amortization for machinery and equipment recorded under capital leases were $740,000 and $81,000, respectively. There were no assets under capital leases at December 31, 2004.
Depreciation, depletion and amortization expense related to property, plant and equipment was $133,593,000, $127,496,000 and $133,090,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
Interest cost of $3,045,000, $1,101,000 and $1,875,000 was capitalized during 2005, 2004 and 2003, respectively.
At December 31, 2005 and 2004, $82,399,000 and $76,030,000, respectively, of the Corporation’s fixed assets were located in foreign countries, principally the Bahamas and Canada.
Note G: Long-Term Debt

December 31
(add 000)	2005	2004

6.875% Notes, due 2011	$249,800	$249,773
5.875% Notes, due 2008	206,277	209,761
6.9% Notes, due 2007	124,988	124,982
7% Debentures, due 2025	124,295	124,279
Acquisition notes, interest rates ranging from 2.11% to 8.02%	3,657	4,725
Other notes	1,005	1,111

Total	710,022	714,631
Less current maturities	(863)	(970)

Long-term debt	$709,159	$713,661

All Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. None are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Notes and Debentures are as follows:

	Principal
	Amount	Effective
	(add 000)	Interest Rate	Maturity Date

6.875% Notes	$250,000	6.98%	April 1, 2011
5.875% Notes	$200,000	6.03%	December 1, 2008
6.9% Notes	$125,000	7.00%	August 15, 2007
7% Debentures	$125,000	7.12%	December 1, 2025
At December 31, 2004, the Corporation had interest rate swap agreements related to $100 million of the Notes due in 2008. The swaps were with four separate financial institutions, each agreement covering $25 million of the Notes. The Corporation received a 5.875% fixed annual interest rate and paid a floating annual rate equal to six-month LIBOR plus 1.50%. The terms of the swaps and the related Notes matched and other necessary conditions of FAS 133 were met. Therefore, the hedges were considered perfectly effective and qualified for the shortcut method of accounting. The Corporation is required to record the fair value of the swaps and the corresponding change in the fair value of the related Notes in its consolidated financial statements. The carrying values of the Notes due in 2008 included $10,235,000 at December 31, 2004 for the value of these interest rate swaps and previously unwound interest rate swaps. For interest rate swaps in effect at December 31, 2004, a corresponding amount was included in other noncurrent assets on the consolidated balance sheets.
In August 2005, the Corporation terminated its interest rate swap agreements and made a cash payment of $467,000,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-three

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
which represented the fair value of the swaps on the date of termination. The Corporation also unwound interest rate swap agreements in 2003 and received a payment of $12,581,000. In accordance with generally accepted accounting principles, the carrying amount of the related Notes on the date of termination, which includes the discount from the original issuance and adjustments for changes in the fair value of the debt while the swaps were in effect, is accreted back to its par value over the remaining life of the Notes. At December 31, 2005, the unamortized value of terminated swaps was $6,640,000 and was included in the carrying values of the Notes due in 2008. The accretion of the unamortized value of terminated swaps will decrease annual interest expense by approximately $2,300,000 until the maturity of the Notes in 2008.
On June 30, 2005, the Corporation entered into a $250,000,000 five-year revolving credit agreement (the “Credit Agreement”) that replaced a $275,000,000 revolving credit facility that was scheduled to expire in August 2006 and had no borrowings outstanding at December 31, 2004. The Corporation also reduced the maximum amount of its commercial paper program, which is supported by the Credit Agreement, from $275,000,000 to $250,000,000. At December 31, 2005 and 2004, the Corporation had no commercial paper outstanding.
The Credit Agreement is syndicated with a group of domestic and foreign commercial banks and expires in June 2010. Borrowings under the Credit Agreement are unsecured and bear interest, at the Corporation’s options, at rates based upon: (i) the Euro-Dollar rate (as defined on the basis of LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Credit Agreement contains restrictive covenants relating to the Corporation’s debt-to-capitalization ratio, requirements for limitations on encumbrances and provisions that relate to certain changes in control. Available borrowings under the Credit Agreement are reduced by any outstanding letters of credit issued by the Corporation under the Credit Agreement. At December 31, 2005, the Corporation had no outstanding letters of credit issued under the Credit Agreement. The Corporation pays an annual loan commitment fee to the bank group. No borrowings were outstanding under the Credit Agreement at December 31, 2005.
Excluding the unamortized value of the terminated interest rate swaps, the Corporation’s long-term debt maturities for the five years following December 31, 2005, and thereafter are:

(add 000)

2006	$863
2007	125,789
2008	200,216
2009	497
2010	526
Thereafter	375,491

Total	$703,382

Note H: Financial Instruments
In addition to publicly registered long-term notes and debentures and the interest rate swaps in effect, the Corporation’s financial instruments include temporary cash investments, investments, accounts receivable, notes receivable, bank overdraft and other long-term debt.
Temporary cash investments are placed with creditworthy financial institutions, primarily in money market funds and Euro-time deposits. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.
Investments are comprised of variable rate demand notes and are remarketed with creditworthy financial institutions. As these available-for-sale securities are redeemable with 7-day written notice, their estimated fair values approximate their carrying amounts.
Customer receivables are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in certain states (see Note A). The estimated fair values of customer receivables approximate their carrying amounts.
Notes receivable are primarily related to divestitures and are not publicly traded. However, using current market interest rates, but excluding adjustments for credit worthiness, if any, management estimates that the fair value of notes receivable approximates its carrying amount. At December 31, 2005 and 2004, the Corporation had a note receivable related to one divestiture with a carrying value of $12,507,000 and $12,943,000, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-four

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The bank overdraft represents the float of outstanding checks. The estimated fair value of the bank overdraft approximates its carrying value.
The estimated fair value of the Corporation’s publicly registered long-term notes and debentures at December 31, 2005 was approximately $744,350,000, compared with a carrying amount of $698,720,000 on the consolidated balance sheet. The estimated fair value and carrying amount exclude the impact of interest rate swaps. The fair value of this long-term debt was estimated based on quoted market prices. The estimated fair value of other borrowings of $4,662,000 at December 31, 2005 approximates its carrying amount.
The carrying values and fair values of the Corporation’s financial instruments at December 31 are as follow:

	2005
(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$76,745	$76,745
Investments	$25,000	$25,000
Accounts receivable, net	$225,012	$225,012
Notes receivable	$32,964	$32,964
Bank overdraft	$7,290	$7,290
Long-term debt, excluding interest rate swaps	$703,382	$749,012

	2004
(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$161,620	$161,620
Accounts receivable, net	$219,589	$219,589
Notes receivable	$31,156	$31,156
Bank overdraft	$9,527	$9,527
Long-term debt, excluding interest rate swaps	$704,396	$771,286
Interest rate swaps in effect	$954	$954
Note I: Income Taxes
The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follow:

years ended December 31
(add 000)	2005	2004	2003

Federal income taxes:
Current	$54,029	$10,185	$18,712
Deferred	7,663	36,364	20,098

Total federal income taxes	61,692	46,549	38,810

State income taxes:
Current	11,871	7,770	1,937
Deferred	(1,838)	1,821	4,997

Total state income taxes	10,033	9,591	6,934

Foreign income taxes:
Current	788	992	1,159
Deferred	21	684	—

Total foreign income taxes	809	1,676	1,159

Total provision	$72,534	$57,816	$46,903

For the years ended December 31, 2005, 2004 and 2003, income tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $15,337,000, $1,045,000 and $323,000, respectively.
The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2005	2004	2003

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(8.4)	(8.0)	(9.5)
State income taxes	2.1	0.2	2.9
Valuation allowance for state loss carryforwards	0.3	3.0	—
Tax reserves	(1.4)	0.4	0.6
Goodwill write offs	—	1.2	—
Effect of foreign operations	(0.4)	—	0.6
Other items	(0.1)	(1.1)	0.4

Effective tax rate	27.1%	30.7%	30.0%

The principal components of the Corporation’s deferred tax assets and liabilities at December 31 are as follow:

	Deferred
	Assets (Liabilities)
(add 000)	2005	2004

Property, plant and equipment	$(180,870)	$(185,835)
Goodwill and other intangibles	(21,207)	(15,544)
Employee benefits	36,516	39,112
Valuation and other reserves	14,937	12,030
Inventories	7,058	6,792
Net operating loss carryforwards	6,910	6,939
Valuation allowance on deferred tax assets	(6,323)	(5,711)
Other items, net	(2,031)	2,919

Total	$(145,010)	$(139,298)

Additionally, the Corporation had a deferred tax asset of $10,027,000 and $5,869,000 at December 31, 2005 and 2004, respectively, related to its minimum pension liability.
Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared with the straight-line method for financial reporting purposes.
Deferred tax liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes pursuant to FAS 142, while amortization continues for income tax purposes.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-five

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Deferred tax assets for employee benefits result from the timing differences of the deductions for pension and post-retirement obligations. For financial reporting purposes, such amounts are expensed in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). For income tax purposes, such amounts are deductible as funded.
The Corporation had net operating loss carryforwards for state income tax purposes of $112,803,000 and $103,196,000 at December 31, 2005 and 2004, respectively. These losses have various expiration dates. The deferred tax assets associated with these losses were $6,910,000 and $6,939,000 for which valuation allowances of $6,323,000 and $5,711,000 are recorded at December 31, 2005 and 2004, respectively.
The Corporation has established $10,350,000 and $14,191,000 of reserves for taxes at December 31, 2005 and 2004, respectively, that may become payable in future years as a result of an examination by tax authorities. The reserves, which are included in current income taxes payable on the consolidated balance sheets, primarily relate to federal tax treatment of percentage depletion deductions, acquisition and legal entity transaction structuring, transfer pricing, and state tax treatment of federal bonus depreciation deductions. The reserves are calculated based on probable exposures to additional tax payments to federal and state tax authorities. Tax reserves are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon completion of an audit by federal or state tax authorities. For the year ended December 31, 2005, reserves of $5,900,000, or $0.12 per diluted share, were reversed into income when the statute of limitations for federal examination of the 2001 tax year expired.
The state of Ohio recently enacted tax reform legislation (the “Ohio Tax Act”) that will reduce state taxes paid by the Corporation related to its Ohio operations. The Ohio Tax Act phases out the income/franchise tax over a five-year period that commenced in 2005. Over this same period, the Ohio Tax Act phases in a new commercial activities tax levied on gross receipts. Other provisions of the Ohio Tax Act that impact the Corporation are the elimination of personal property tax for certain new manufacturing equipment purchased after 2004 and the phase-out of personal property tax on existing manufacturing equipment and inventory over a four-year period that commenced in 2005. The signing of the Ohio Tax Act represents a change in tax law. In accordance with FAS 109, the effect of the law change should be reflected in earnings in the period that includes the date of enactment. Accordingly, the Corporation repriced its Ohio-related deferred tax liabilities to reflect the income tax changes. The estimated impact of the new legislation on the Corporation’s taxes for the year ended December 31, 2005 resulted in an increase to net earnings of $1,202,000, or $0.02 per diluted share.
The American Jobs Creation Act of 2004 (the “Act”) created a new tax deduction related to income from domestic (i.e., United States) production activities. This provision, when fully phased in, will permit a deduction equal to 9 percent of a company’s Qualified Production Activities Income (“QPAI”) or its taxable income, whichever is lower. The deduction is further limited to the lower of 50% of the W-2 wages paid by the Corporation during the year. QPAI includes, among other things, income from domestic manufacture, production, growth or extraction of tangible personal property. For 2005 and 2006, the deduction is equal to 3 percent of QPAI, increasing to 6 percent for 2007 through 2009, and reaching the full 9 percent deduction in 2010. The production deduction benefit of the legislation reduced income tax expense and increased net earnings by $2,300,000, or $0.05 per diluted share, in 2005.
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

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
benefit plans is November 30. In 2004, the Corporation accelerated the date for actuarial measurement of its obligation from December 31 to November 30. The Corporation believes the one-month acceleration of the measurement date is a preferred change as it improves internal control procedures by allowing more time to review the completeness and accuracy of the actuarial benefit obligation measurements. The effect of the change in measurement date on the respective obligations and assets of the plans did not have a material cumulative effect on annual expense or accrued benefit costs.
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
The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)	2005	2004	2003

Components of net periodic benefit cost:
Service cost	$10,878	$10,434	$9,073
Interest cost	16,472	15,513	14,437
Expected return on assets	(17,713)	(16,377)	(10,648)
Amortization of:
Prior service cost	662	599	605
Actuarial loss	2,100	1,309	1,634
Transition (asset) obligation	(1)	(1)	1

Net periodic benefit cost	$12,398	$11,477	$15,102

The defined benefit plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follow:

years ended December 31
(add 000)	2005	2004

Change in benefit obligation:
Net benefit obligation at beginning of year	$267,496	$249,159
Service cost	10,878	10,434
Interest cost	16,472	15,513
Actuarial loss (gain)	16,780	(728)
Plan amendments	1,401	1,625
Gross benefits paid	(10,446)	(8,507)

Net benefit obligation at end of year	$302,581	$267,496

years ended December 31
(add 000)	2005	2004

Change in plan assets:
Fair value of plan assets at beginning of year	$219,402	$165,570
Actual return on plan assets, net	18,599	11,119
Employer contributions	15,304	51,220
Gross benefits paid	(10,446)	(8,507)

Fair value of plan assets at end of year	$242,859	$219,402

December 31
(add 000)	2005	2004

Funded status of the plan at end of year	$(59,722)	$(48,094)
Unrecognized net actuarial loss	68,469	54,675
Unrecognized prior service cost	4,762	4,023
Unrecognized net transition asset	(18)	(19)
Minimum pension liability	(30,096)	(18,844)

Net accrued benefit cost at measurement date	(16,605)	(8,259)
Employer contributions subsequent to measurement date	43	—

Net accrued benefit cost	$(16,562)	$(8,259)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-seven

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31
(add 000)	2005	2004

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$21,855	$17,331
Accrued benefit cost	(8,364)	(6,746)
Accrued minimum pension liability	(30,096)	(18,844)

Net amount recognized at measurement date	(16,605)	(8,259)
Employer contributions subsequent to measurement date	43	—

Net amount recognized at end of year	$(16,562)	$(8,259)

The Corporation recorded an intangible asset of $4,744,000 and $4,004,000 and accumulated other comprehensive loss, net of applicable taxes, of $15,325,000 and $8,970,000 at December 31, 2005 and 2004, respectively, related to the minimum pension liability. The intangible asset is included in other noncurrent assets.
The accumulated benefit obligation for all defined benefit pension plans was $259,459,000 and $227,691,000 at December 31, 2005 and 2004, respectively.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $301,967,000, $259,019,000 and $242,248,000, respectively, at December 31, 2005, and $266,920,000, $227,296,000 and $218,816,000, respectively, at December 31, 2004.
Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2005	2004

Discount rate	5.83%	6.00%
Rate of increase in future compensation levels	5.00%	5.00%
Weighted-average assumptions used to determine net periodic retirement benefit cost for years ended December 31 are:

	2005	2004

Discount rate	6.00%	6.25%
Rate of increase in future compensation levels	5.00%	5.00%
Expected long-term rate of return on assets	8.25%	8.25%
The Corporation’s expected long-term rate of return on assets is based on historical rates of return for a similar mix of invested assets.
At December 31, 2005, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the pension plans. At December 31, 2004, the Corporation used the 1994 Group Annuity Mortality Table.
The pension plan asset allocation at December 31, 2005 and 2004 and target allocation for 2006 by asset category are as follow:

	Percentage of Plan Assets
	Target	December 31
Asset Category	Allocation	2005	2004

Equity securities	60%	61%	62%
Debt securities	39%	38%	37%
Cash	1%	1%	1%

Total	100%	100%	100%

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
The Corporation made voluntary contributions of $15,304,000 and $51,220,000 to its pension plan in 2005 and 2004, respectively. The Corporation has no required pension plan contribution for 2006. However, the Corporation will consider additional contributions based on its available cash flow and the tax deductibility of future contributions.
The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follow:

(add 000)

2006	$10,412
2007	$11,016
2008	$11,664
2009	$12,382
2010	$13,379
Years 2011-2015	$80,828
Postretirement Benefits. The net periodic postretirement benefit cost of postretirement plans included the following components:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-eight

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31
(add 000)	2005	2004	2003

Components of net periodic benefit cost:
Service cost	$567	$656	$687
Interest cost	2,978	3,528	4,068
Amortization of:
Prior service cost	(1,294)	(1,294)	(720)
Actuarial (gain) loss	(147)	320	212

Total net periodic benefit cost	$2,104	$3,210	$4,247

The postretirement health care plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follow:

years ended December 31
(add 000)	2005	2004

Change in benefit obligation:
Net benefit obligation at beginning of year	$58,896	$60,410
Service cost	567	656
Interest cost	2,978	3,528
Participants’ contributions	727	534
Actuarial gain	(7,183)	(2,761)
Gross benefits paid	(4,372)	(3,471)

Net benefit obligation at end of year	$51,613	$58,896

years ended December 31
(add 000)	2005	2004

Change in plan assets:
Fair value of plan assets at beginning of year	$0	$0
Employer contributions	3,645	2,937
Participants’ contributions	727	534
Gross benefits paid	(4,372)	(3,471)

Fair value of plan assets at end of year	$0	$0

December 31
(add 000)	2005	2004

Funded status of the plan at end of year	$(51,613)	$(58,896)
Unrecognized net actuarial loss	508	7,544
Unrecognized prior service cost	(12,323)	(13,617)

Accrued benefit cost at measurement date	(63,428)	(64,969)
Employer contributions subsequent to measurement date	356	—

Accrued benefit cost	$(63,072)	$(64,969)

December 31
(add 000)	2005	2004

Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit cost	$(63,428)	$(64,969)

Net amount recognized at measurement date	(63,428)	(64,969)
Employer contributions subsequent to measurement date	356	—

Net amount recognized at end of year	$(63,072)	$(64,969)

Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2005	2004

Discount rate	5.72%	6.00%
Weighted-average assumptions used to determine net postretirement benefit cost for the years ended December 31 are:

	2005	2004

Discount rate	6.00%	6.25%
At December 31, 2005, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the postretirement plans. At December 31, 2004, the Corporation used the 1994 Group Annuity Mortality Table.
Assumed health care cost trend rates at December 31 are:

	2005	2004

Health care cost trend rate assumed for next year	10.0%	10.0%
Rate to which the cost trend rate gradually declines	5.5%	5.0%
Year the rate reaches the ultimate rate	2011	2010
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)

Total service and interest cost components	$151	$(133)
Post retirement benefit obligation	$2,773	$(2,387)
The Corporation’s estimate of its contributions to its postretirement health care plans in 2006 is approximately $4,100,000.
The expected benefit payments for each of the next five years and the five-year period thereafter are as follow:

(add 000)

2006	$3,437
2007	$3,598
2008	$3,650
2009	$3,742
2010	$3,805
Years 2011-2015	$18,488
Effective July 1, 2004, the Corporation adopted the accounting guidance of Staff Position FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-nine

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
reduced its postretirement health care plans’ accumulated postretirement benefit obligation in 2004 by $3,003,000 and 2004 expense by $174,000.
Defined Contribution Plans. The Corporation maintains two defined contribution plans that cover substantially all employees. These plans, intended to be qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $4,969,000 in 2005, $4,649,000 in 2004 and $4,516,000 in 2003.
Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,425,000 and $1,881,000 at December 31, 2005 and 2004, respectively.
Note K: Stock-Based Compensation
The shareholders approved, on May 8, 1998, the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). In connection with the Plans, as of December 31, 2005, the Corporation was authorized to repurchase shares of the Corporation’s common stock for issuance under the Plans.
Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the market value at the date of grant. Options granted in 2005 become exercisable in four annual installments beginning one year after date of grant and expire eight years from such date. Options granted in 2004 and prior years become exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date.
The Plans provide that each nonemployee director receives 3,000 non-qualified stock options annually. These options vest immediately and grant the nonemployee directors options to purchase its common stock at a price equal to the market value at the date of grant. Options expire ten years from the grant date.
The following table includes summary information for stock options for employees and nonemployee directors:

	Number of	Weighted-
	Options	Average
	Outstanding	Exercise Price

Balance at December 31, 2002	2,752,506	$40.68
Granted	532,750	$38.32
Exercised	(52,799)	$24.73
Terminated	(52,584)	$41.15

Balance at December 31, 2003	3,179,873	$40.80
Granted	516,000	$42.38
Exercised	(146,470)	$30.96
Terminated	(52,754)	$43.99

Balance at December 31, 2004	3,496,649	$41.16
Granted	155,443	$61.06
Exercised	(1,164,870)	$37.83
Terminated	(9,002)	$40.61

Balance at December 31, 2005	2,478,220	$43.97

Exercise prices for options outstanding as of December 31, 2005 ranged from $24.25 to $63.44. The weighted-average remaining contractual life of those options is 6.0 years. Approximately 1,859,000, 2,511,000 and 2,171,000 outstanding options were exercisable at December 31, 2005, 2004 and 2003, respectively. The weighted-average exercise price of outstanding exercisable options at December 31, 2005 is $43.58.
The following table summarizes information for options outstanding and exercisable at December 31, 2005:

Options Outstanding
		Weighted-	Weighted-
	Number of	Average	Average
Range of Prices	Shares	Remaining Life	Exercise Price

$24.25-$35.50	49,334	1.3	$32.08
$36.55-$51.50	2,262,943	6.0	$42.97
$61.05-$63.44	165,943	7.4	$61.21

Options Exercisable
		Weighted-	Weighted-
	Number of Prices	Average	Average
Range of Prices	Shares	Remaining Life	Exercise Price

$24.25-$35.50	49,334	1.3	$32.08
$36.55-$51.50	1,772,349	5.4	$43.51
$61.05-$63.44	37,500	7.7	$61.78
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
The Corporation grants restricted stock awards under the Plans to a group of executive officers and key personnel. Certain restricted stock awards are based on specific common stock performance criteria over a specified period of time. In addition, certain awards were granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee.
The following table summarizes information for incentive stock awards and restricted stock awards:

	Incentive Stock		Restricted Stock
		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Awards	Grant-Date	Awards	Grant-Date
	Outstanding	Fair Value	Outstanding	Fair Value

December 31, 2002	77,460		56,254
Awarded	47,680	$28.15	192,793	$40.64
Distributed	(35,417)		(28,754)
Forfeited	(1,876)		—

December 31, 2003	87,847		220,293
Awarded	34,331	$46.80	7,478	$46.80
Distributed	(40,601)		—
Forfeited	—		(907)

December 31, 2004	81,577		226,864
Awarded	34,123	$55.15	92,150	$60.63
Distributed	(45,675)		(41,886)
Forfeited	(170)		(416)

December 31, 2005	69,855		276,712

At December 31, 2005, there are approximately 1,448,000 awards available for grant under the Plans.
In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through 2005, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.
Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 9,838,12,007 and 16,941 shares of the Corporation’s common stock under this plan during 2005, 2004 and 2003, respectively.
Note L: Leases
Total lease expense for all operating leases was $61,468,000, $57,291,000 and $55,665,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced and also contain minimum payments. Total royalties, principally for leased properties, were $40,377,000, $34,692,000 and $33,362,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
During 2005, the Corporation entered into capital lease agreements, expiring in 2010, for machinery and equipment. Current and long-term capital lease obligations are included in other current liabilities and other noncurrent liabilities, respectively, in the consolidated balance sheet.
Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2005 are as follow:

(add 000)	Capital Leases	Operating Leases

2006	$113	$48,988
2007	113	43,081
2008	113	32,696
2009	113	23,527
2010	306	13,175
Thereafter	—	48,125

Total	758	$209,592

Less imputed interest	(98)

Present value of minimum lease payments	660
Less current capital lease obligations	(84)

Long-term capital lease obligations	$576

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-one

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note M: Shareholders’ Equity
The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2005, approximately 4,697,000 common shares were reserved for issuance under stock-based plans. At December 31, 2005 and 2004, there were 1,036 and 1,115, respectively, shareholders of record.
At December 31, 2005, 1,105,200 shares of the Corporation’s common stock are authorized to be repurchased under the Board’s authorization. In February 2006, the Board authorized the Corporation to repurchase an additional 5,000,000 shares of its common stock. During 2005, 2004 and 2003, respectively, the Corporation repurchased 2,658,000, 1,522,200 and 331,100 shares of its common stock at public market prices at various purchase dates.
In addition to common stock, the capital structure includes 10,000,000 shares of preferred stock with par value of $0.01 a share. 100,000 shares of Class A Preferred Stock have been reserved in connection with the Corporation’s Shareholders Rights Plan (the “Rights Plan”). In accordance with the Rights Plan, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 1996, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15 percent or more of the Corporation’s common stock, each right (other than rights owned by such person or group) will entitle its holder to purchase, for an exercise price of $100 per share, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination thereof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2006, if not terminated sooner. The Corporation’s rights agreement provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.01 per right.
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
The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2005, 2004 and 2003 were $2,144,000, $1,710,000 and $1,692,000, respectively, and are included in other operating income and expenses, net, on the consolidated statements of earnings.
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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-two

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The following shows the changes in the asset retirement obligations for the years ended December 31:

(add 000)	2005	2004

Balance at January 1	$20,285	$19,629
Accretion expense	1,205	1,029
Liabilities incurred	2,295	239
Liabilities settled	(1,345)	(1,210)
Revisions in estimated cash flows	525	598

Balance at December 31	$22,965	$20,285

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
Insurance Reserves and Letters of Credit. The Corporation has insurance coverage for workers’ compensation, automobile liability and general liability claims with deductibles ranging from $250,000 to $3,000,000. The Corporation is also self-insured for health claims. At December 31, 2005 and 2004, reserves of approximately $31,060,000 and $27,500,000, respectively, were recorded for all such insurance claims. In connection with these workers’ compensation and automobile and general liability insurance deductibles, the Corporation has entered into standby letter of credit agreements of $24,560,000 at December 31, 2005.
Guarantee Liability. At December 31, 2005 and 2004, the Corporation recorded a liability of $3,600,000 and $4,800,000, respectively, for a guarantee of debt of a limited liability company of which it is a member.
Surety Bonds. In the normal course of business, at December 31, 2005, the Corporation was contingently liable for $117,731,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments. Four of these bonds, totaling $33,385,000, or 28% of all outstanding surety bonds, relate to specific performance for road construction projects currently underway.
Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $66,906,000 as of December 31, 2005. Of this amount, approximately $27,600,000 represents purchase commitments for the construction of rail cars that the Corporation will subsequently assign to a third party and enter into a master lease agreement. The Corporation also had other purchase obligations related to energy and service contracts of $20,649,000 as of December 31, 2005. The Corporation’s contractual purchase commitments as of December 31, 2005 are as follow:

(add 000)

2006	$80,535
2007	5,156
2008	1,064
2009	400
2010	400

Total	$87,555

Employees. The Corporation had approximately 5,800 employees at December 31, 2005. Approximately 15% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. One of the Corporation’s labor union contracts expires in June 2006.
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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-three

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
development expenses; include other operating income and expenses; and exclude interest expense, other non-operating income and expenses, net, and income taxes. Assets employed by segment include assets directly identified with those operations. Corporate Headquarters’ assets consist primarily of cash and cash equivalents, and property, plant and equipment for corporate operations. All debt and the related interest expense are held at Corporate Headquarters. Property additions include property, plant and equipment that has been purchased through acquisitions in the amount of $2,095,000 in 2005; $667,000 in 2004; and $2,913,000 in 2003.
The following tables display selected financial data for the Corporation’s reportable business segments for each of the three years in the period ended December 31, 2005. The product lines, asphalt, ready mixed concrete, road paving and other, are combined into the Aggregates segment because these lines are considered internal customers of the core aggregates business. The Specialty Products segment includes the Magnesia Specialties and Structural Composite Products businesses.
Selected Financial Data by Business Segment
years ended December 31
(add 000)

Total revenues	2005	2004	2003

Aggregates	$1,859,685	$1,608,179	$1,533,073
Specialty Products	144,558	117,923	94,413

Total	$2,004,243	$1,726,102	$1,627,486

Net sales

Aggregates	$1,624,782	$1,411,309	$1,335,251
Specialty Products	130,615	110,094	88,330

Total	$1,755,397	$1,521,403	$1,423,581

Gross profit

Aggregates	$402,380	$327,632	$303,883
Specialty Products	21,445	19,012	9,554

Total	$423,825	$346,644	$313,437

Selling, general and administrative expenses

Aggregates	$119,433	$116,262	$112,393
Specialty Products	11,271	11,075	7,967

Total	$130,704	$127,337	$120,360

Earnings from operations

Aggregates	$299,185	$223,501	$199,215
Specialty Products	9,522	6,890	91

Total	$308,707	$230,391	$199,306

Assets employed

Aggregates	$2,174,869	$2,055,862	$2,025,945
Specialty Products	84,138	81,032	76,805
Corporate Headquarters	174,309	218,958	216,475

Total	$2,433,316	$2,355,852	$2,319,225

Depreciation, depletion and amortization

Aggregates	$124,092	$119,268	$127,743
Specialty Products	6,387	6,179	5,544
Corporate Headquarters	7,772	7,412	6,319

Total	$138,251	$132,859	$139,606

Property additions

Aggregates	$210,951	$147,956	$115,031
Specialty Products	8,724	8,295	5,236
Corporate Headquarters	3,821	7,861	3,284

Total	$223,496	$164,112	$123,551

The following table displays total revenues by product line for the years ended December 31:

(add 000)	2005	2004	2003

Aggregates	$1,753,490	$1,489,576	$1,405,749
Asphalt	44,448	64,153	79,351
Ready mixed concrete	33,446	31,549	31,005
Road paving	21,048	12,690	6,372
Other	7,253	10,211	10,596

Total Aggregates segment	1,859,685	1,608,179	1,533,073
Specialty Products	144,558	117,923	94,413

Total	$2,004,243	$1,726,102	$1,627,486

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-four

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note P: Supplemental Cash Flow and Other Information
The following presents supplemental cash flow information for the years ended December 31:

(add 000)	2005	2004	2003

Noncash investing and financing activities:
Notes receivable issued in connection with divestitures	$—	$12,000	$10,273
Machinery and equipment acquired through capital leases	$740	$—	$—

The following presents the components of the change in other assets and liabilities, net, for the years ended December 31:

(add 000)	2005	2004	2003

Other current and noncurrent assets	$(3,565)	$10,406	$(8,229)
Notes receivable	1,178	(9,311)	3,839
Accrued salaries, benefits and payroll taxes	1,348	(6,563)	510
Accrued insurance and other taxes	3,678	(2,022)	5,261
Accrued income taxes	(14,541)	6,161	11,777
Accrued pension, postretirement and postemployment benefits	(5,182)	(39,461)	(6,687)
Other current and noncurrent liabilities	10,096	78	(1,557)

Total	$(6,988)	$(40,712)	$4,914

The following table presents domestic and foreign total revenues for the years ended December 31:

(add 000)	2005	2004	2003

Domestic	$1,968,253	$1,694,561	$1,600,413
Foreign	35,990	31,541	27,073

Total	$2,004,243	$1,726,102	$1,627,486

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-five

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS
INTRODUCTORY OVERVIEW
Martin Marietta Materials, Inc., (the “Corporation”) is the nation’s second largest producer of construction aggregates and a leading producer of magnesia-based chemicals. The Corporation is also developing structural composite products for use in a wide variety of industries. The overall areas of focus for the Corporation on an ongoing basis include the following:
•	Maximize long-term shareholder return by pursuing sound growth and earnings objectives;

•	Conduct business in full compliance with applicable laws, rules, regulations and the highest standards of ethics;

•	Provide a safe and healthy workplace for the Corporation’s employees; and

•	Reflect all aspects of good citizenship by being responsible neighbors.
Notable items regarding the Corporation’s financial condition and operating results for 2005 include:
•	Gross margin and operating margin improvement in the core aggregates business as a result of:
–	heritage aggregates volume and pricing increases of 5.4% and 8.2%, respectively;

–	enhanced operating efficiency and targeted cost reduction resulting from plant modernization and productivity improvement initiatives; and

–	focused expansion in high growth markets, particularly in the southeastern and southwestern United States where 70% of the Aggregates segment’s net sales were generated.
•	Strong cash generation, with a lower percentage increase in receivables as compared with the percentage increase in net sales and a continued focus on inventory levels;

•	Selling, general and administrative expenses, as a percentage of net sales, decreased to 7.4% in 2005 compared with 8.4% in 2004;

•	Capital expenditures increase of 35% over 2004, with the Corporation’s capital program focused on capacity expansion and efficiency improvement projects in high growth areas of the Southeast and Southwest and at fixed-based quarries serving long-haul markets;

•	Continued maximization of transportation and materials options created by the Corporation’s long-haul distribution network;

•	Continued divestiture of underperforming assets;

•	Strong financial results by the Magnesia Specialties business;

•	Structural Composite Products business financial results below expectations;

•	Repurchase of 2,658,000 shares of the Corporation’s common stock;

•	Improvement in employee safety performance; and

•	Management’s assessment and the independent auditors’ opinion that the Corporation’s system of internal control over financial reporting was effective as of December 31, 2005.
In 2006, management will focus on, among other things, the following initiatives:
•	Serving high-growth markets that have strong aggregates demand;

•	Using technology to improve plant-level automation and monitoring of key performance metrics;

•	Continuing to divest of underperforming assets;

•	Continuing the strong performance and operating results of the Magnesia Specialties business;

•	Building the revenue base of the Structural Composite Products business; and

•	Maximizing return on invested capital.
Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.
Aggregates Economic Considerations
The construction aggregates business is a mature business that is cyclical and dependent on activity within the construction marketplace. The principal end-users are in public infrastructure (e.g., highways, bridges, schools and prisons), commercial (e.g., office buildings and malls) and residential construction markets. As discussed further under the section Aggregates Industry and Corporation Trends on pages 44 through 46, end-user markets respond to changing economic conditions in different ways. Public infrastructure construction is typically more stable than commercial and residential construction due to funding from federal, state and local governments. Commercial and residential construction levels are interest-rate sensitive and typically move in a direct relationship with economic cycles.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-six

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
In August 2005, a new federal highway bill, The Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”), was signed into law. SAFETEA-LU is providing funding of $286.4 billion over the six-year period ending September 30, 2009. Fiscal years 2005 and 2004, which are covered by SAFETEA-LU retroactively, were federally funded by continuing resolutions to the predecessor federal highway bill. The passage of SAFETEA-LU is expected to result in states prioritizing their construction spending.
Commercial construction provided increased demand in 2005 after several years of lower spending levels resulting from high office vacancy rates. Residential construction increased again in 2005. However, since June 30, 2004, the Federal Reserve Board has increased the federal funds rate from 1.00% to 4.50% at January 31, 2006. This increase could negatively affect the residential construction market, which accounted for approximately 20 percent of the Corporation’s aggregates shipments in 2005. The impact of higher interest rates on the commercial construction market generally lags the residential construction market by 12 to 18 months.
In 2005, the Corporation shipped 203.2 million tons of aggregates to customers in 31 states, Canada, the Bahamas and the Caribbean Islands from 310 quarries and distribution yards. While the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates segment’s top five revenue-generating states, namely Texas, North Carolina, Georgia, Iowa and Florida, accounted for approximately 55% of 2005 net sales by state of destination, while the top ten revenue-generating states accounted for approximately 77% of 2005 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas within these states where the Corporation’s operations are located. Further, supply and demand conditions within these states affects their respective profitability.
Aggregates Industry Considerations
The construction aggregates business is conducted outdoors. Therefore, seasonal changes and other weather-related conditions, including hurricanes, significantly affect the aggregates industry and can impact the Aggregates segment’s production schedules and levels of profitability. The financial results of the first quarter are generally significantly lower than the financial results of the other quarters due to winter weather.
While natural aggregates sources typically occur in relatively homogeneous deposits throughout the United States, the challenge facing aggregates producers is to locate aggregates deposits that are economically mineable, can be permitted and are in the proximity of growing markets. Currently, this is becoming more challenging as residential expansion and other real estate development have encroached on attractive quarrying locations, imposing regulatory constraints or otherwise making these locations impractical. Management believes the Corporation continues to meet this challenge through strategic planning efforts to identify site locations in advance of economic expansion, the acquisition of land around existing quarry sites to increase mineral reserve capacity and lengthen quarry life, and the development of a long-haul distribution network. This network moves aggregates materials from aggregates sources, both domestic and offshore, via rail and water, to markets where aggregates supply is limited. The movement of aggregates materials through long-haul networks introduces risks and affects operating results as discussed more fully under the sections Analysis of Margins and Transportation Exposure on pages 43 and 44 and pages 52 through 54, respectively.
Over the past ten years, the aggregates industry has been in a consolidation trend, and management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. The Corporation actively participated in the consolidation of the industry. In fact, approximately 48% of the Corporation’s 2005 net sales was derived from acquisitions that have occurred since January 1, 1995. When acquired, new locations generally do not satisfy the Corporation’s internal safety, maintenance and pit development standards and, therefore, require additional resources before the Corporation realizes the benefits of the acquisitions. However, acquisition activity since 2002 has been limited, and management believes that the upgrade and integration of acquired operations is essentially complete. The consolidation trend is slowing for the industry as the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-seven

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
number of suitable acquisition targets in high growth markets shrinks. During the recent period of slow acquisition growth, the Corporation has focused on investing in internal expansion projects in high growth markets and on divesting underperforming operations.
Aggregates Financial Considerations
The production of construction-related aggregates products requires a significant capital investment leading to high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 51 and 52. Therefore, operating results and financial performance are sensitive to volume changes. Management evaluates financial performance in a variety of ways. In particular, gross margin excluding freight and delivery revenues is a significant measure of financial performance reviewed by management on a quarry-by-quarry basis. The movement toward higher levels of gross margin excluding freight and delivery revenues is a goal of management. The divestitures of underperforming assets in 2005 and 2004, such as several Houston asphalt plants and the road paving businesses in the Shreveport, Louisiana, Texarkana, Arkansas and Texarkana, Texas markets have improved overall gross margin excluding freight and delivery revenues in 2005. Internally, other key performance indicators management also reviews are changes in average selling prices, costs per ton produced and return on invested capital for the aggregates business. While changes in average selling prices demonstrate economic and competitive conditions, changes in costs per ton produced are indicative of operating efficiency and economic conditions.
Other Business Considerations
The Corporation also produces dolomitic lime and magnesia-based chemicals through its Magnesia Specialties business and is developing a structural composite products business. These businesses are reported in the Specialty Products segment.
The dolomitic lime business is dependent on the highly cyclical steel industry, and operating results are affected by changes in that industry. In the chemical products business, management is focusing on higher margin specialty chemicals that can be produced at volume levels that support efficient operations. This focus, coupled with the brine supply agreement with The Dow Chemical Company, has strategically positioned the magnesia chemicals business. A significant portion of the cost related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. In addition, the production of dolomitic lime and certain magnesia chemical products requires the use of natural gas, coal and petroleum coke, and fluctuations in their pricing directly affect operating results.
The Corporation is engaged in developmental activities related to fiber-reinforced composite technology. The Corporation’s strategic objective for Structural Composite Products is to create a business with characteristics that include high organic growth rates, low capital intensity and noncyclicality, based on diverse products and opportunities for substitution for existing structural materials. The recent focus for this business has been on composite panel products, which has generated interest particularly for military applications. In 2005, the business received its first significant order from the military for ballistic panels (see section Structural Composite Products Business on pages 55 and 56).
Cash Flow Considerations
The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. Cash generation through debt has been related to large acquisitions. Equity has been used for smaller acquisitions as appropriate. During 2005, the Corporation’s management continued to focus on delivering value to shareholders through share repurchases and increased dividends. Additionally, the Corporation invested in internal capital projects and made a voluntary $15 million contribution to its pension plan.
FINANCIAL OVERVIEW
Highlights of 2005 Financial Performance
•	Record earnings per diluted share of $4.08, up 53% from 2004 earnings of $2.66 per diluted share

•	Net sales of $1.755 billion, a 15% increase as compared with net sales of $1.521 billion in 2004

•	Heritage aggregates pricing and volume increases of 8.2% and 5.4%, respectively

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-eight

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 10 through 35. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction and steel-related marketplaces, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates segment generated 93% of net sales and 97% of operating earnings during 2005. The remaining net sales and operating earnings are attributable to the Corporation’s Specialty Products segment. The following comparative analysis and discussion should be read in that context. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and is not intended to be indicative of management’s judgment of materiality.
The comparative analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales. However, gross margin as a percentage of net sales and operating margin as a percentage of net sales represent non-GAAP measures. The Corporation presents these ratios calculated based on net sales, as it is consistent with the basis by which management reviews the Corporation’s operating results. Further, management believes it is consistent with the basis by which investors analyze the Corporation’s operating results given that freight and delivery revenues and costs represent pass-throughs and have no mark-up. Gross margin and operating margin calculated as percentages of total revenues represent the most directly comparable financial measures calculated in accordance with generally accepted accounting principles (“GAAP”). The following tables present the calculations of gross margin and operating margin for the years ended December 31 in accordance with GAAP and reconciliations of the ratios as percentages of total revenues to percentages of net sales.
Gross Margin in Accordance with GAAP

(add 000)	2005	2004	2003

Gross profit	$423,825	$346,644	$313,437

Total revenues	$2,004,243	$1,726,102	$1,627,486

Gross margin	21.1%	20.1%	19.3%

Gross Margin Excluding Freight and Delivery Revenues

(add 000)	2005	2004	2003

Gross profit	$423,825	$346,644	$313,437

Total revenues	$2,004,243	$1,726,102	$1,627,486
Less: Freight and delivery revenues	(248,846)	(204,699)	(203,905)

Net sales	$1,755,397	$1,521,403	$1,423,581

Gross margin excluding freight and delivery revenues	24.1%	22.8%	22.0%

Operating Margin in Accordance with GAAP

(add 000)	2005	2004	2003

Earnings from operations	$308,707	$230,391	$199,306

Total revenues	$2,004,243	$1,726,102	$1,627,486

Operating margin	15.4%	13.3%	12.2%

Operating Margin Excluding Freight and Delivery Revenues

(add 000)	2005	2004	2003

Earnings from operations	$308,707	$230,391	$199,306

Total revenues	$2,004,243	$1,726,102	$1,627,486
Less: Freight and delivery revenues	(248,846)	(204,699)	(203,905)

Net sales	$1,755,397	$1,521,403	$1,423,581

Operating margin excluding freight and delivery revenues	17.6%	15.1%	14.0%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-nine

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Results of Operations
The Corporation’s consolidated operating results and operating results as a percentage of net sales were as follows:

years ended December 31		% of		% of		% of
(add 000)	2005	Net Sales	2004	Net Sales	2003	Net Sales

Net sales	$1,755,397	100.0%	$1,521,403	100.0%	$1,423,581	100.0%
Freight and delivery revenues	248,846		204,699		203,905

Total revenues	2,004,243		1,726,102		1,627,486

Cost of sales	1,331,572	75.9	1,174,759	77.2	1,110,144	78.0
Freight and delivery costs	248,846		204,699		203,905

Total cost of revenues	1,580,418		1,379,458		1,314,049

Gross profit	423,825	24.1	346,644	22.8	313,437	22.0
Selling, general and administrative expenses	130,704	7.4	127,337	8.4	120,360	8.5
Research and development	662	0.0	891	0.1	612	0.0
Other operating (income) and expenses, net	(16,248)	(0.9)	(11,975)	(0.8)	(6,841)	(0.5)

Earnings from operations	308,707	17.6	230,391	15.1	199,306	14.0
Interest expense	42,597	2.4	42,734	2.8	42,587	3.0
Other nonoperating (income) and expenses, net	(1,937)	(0.1)	(606)	(0.1)	429	0.0

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	268,047	15.3	188,263	12.4	156,290	11.0
Taxes on income	72,534	4.1	57,816	3.8	46,903	3.3

Earnings from continuing operations before cumulative effect of change in accounting principle	195,513	11.2	130,447	8.6	109,387	7.7
Discontinued operations, net of taxes	(2,847)	(0.2)	(1,284)	(0.1)	(8,890)	(0.6)

Earnings before cumulative effect of change in accounting principle	192,666	11.0	129,163	8.5	100,497	7.1
Cumulative effect of change in accounting principle	—	—	—	—	(6,874)	(0.5)

Net earnings	$192,666	11.0%	$129,163	8.5%	$93,623	6.6%

Net Sales
Net sales by reporting segment for the years ended December 31 were as follows:

(add 000)	2005	2004	2003

Aggregates	$1,624,782	$1,411,309	$1,335,251
Specialty Products	130,615	110,094	88,330

Total	$1,755,397	$1,521,403	$1,423,581

Aggregates. Net sales growth in the Aggregates segment resulted primarily from strong pricing improvement. Aggregates average sales price increases were as follows for the years ended December 31:

	2005	2004	2003

Heritage Aggregates Operations[1]	8.2%	3.2%	1.3%
Aggregates Segment	8.2%	3.2%	1.6%

[1]	For purposes of determining heritage sales price increases, the percentage change for the year is calculated using the then heritage aggregates prices.
Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and divestitures.
The average annual heritage price increase for the five years ended December 31, 2005 was 3.5%. Aggregates sales price increase in 2005 reflects higher demand for

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page forty

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
aggregates products and a scarcity of supply in high-growth markets. Aggregates 2003 sales price increases were negatively affected by the recessionary construction economy experienced in that year.
Aggregates shipments of 203.2 million tons in 2005 increased as compared with 191.5 million tons shipped in 2004. Total aggregates shipments in 2004 were relatively flat as compared with 2003 shipments of 191.6 million tons.

Shipments (thousands of tons)	2005	2004	2003

Heritage Aggregates Operations[2]	198,670	188,515	185,192
Acquisitions	3,974	—	—
Divestitures[3]	585	2,953	6,402

Aggregates Segment	203,229	191,468	191,594

Specialty Products. Specialty Products 2005 net sales of $130.6 million increased 19% over 2004 net sales. Sales growth in the Magnesia Specialties business resulted from increased chemical sales to a variety of end users and strong pricing improvement in both lime and chemicals products. Additionally, net sales for the Structural Composite Products business increased, primarily due to military orders for ballistic panels during the fourth quarter of 2005. Specialty Products net sales in 2004 increased 25% over 2003.
Freight and Delivery Revenues and Costs
Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers. These third-party freight costs are then fully billed to the customer. The increase in these revenues and costs in 2005 as compared with 2004 and 2003 is attributable to more tonnage being delivered under these terms and higher transportation costs, primarily fuel.
Cost of Sales
Cost of sales increased on an absolute basis due to an increase in production tons resulting from increased demand and rising costs for energy, particularly diesel fuel and natural gas, and repair and supply parts. These cost increases were moderated by plant and mobile fleet modernization and productivity improvement initiatives.
The Corporation’s operating leverage can be substantial due to the high fixed and semi-fixed costs associated with aggregates production. During 2005 and 2004, production at heritage locations increased 5.7% and 3.9%, respectively, above prior-year levels to better match shipments and to restore more optimal inventory levels for the current operating environment. Aggregates inventory levels were increased in 2005 and were decreased in 2003.
Gross Profit
Gross margin excluding freight and delivery revenues is defined as gross profit divided by net sales and is a measure of a company’s efficiency during the production process. The Corporation’s gross margin excluding freight and delivery revenues increased 130 basis points to 24.1% during 2005 and 80 basis points in 2004 as pricing improvements and productivity gains outpaced increases in production costs.
Selling, General and Administrative Expenses
Selling, general and administrative expenses, as a percentage of net sales, were 7.4%, 8.4% and 8.5% for the years ended December 31, 2005, 2004 and 2003, respectively. The decline in this expense ratio in 2005 related to reorganization changes made in 2004 that have reduced headcount and other overhead expenses, as well as continued efforts focused on leveraging technology to improve efficiency. The absolute dollar increases of $3.4 million in 2005 and $7.0 million in 2004, both as compared to the prior year, were primarily due to increased incentive compensation costs. Additionally, 2004 expenses reflect an increase in regulatory compliance costs related to Sarbanes-Oxley implementation.
Other Operating Income and Expenses, Net
Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain amounts receivable; rental, royalty and services income; and the accretion and depreciation expenses related to Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”). The increase in 2005 results primarily from higher gains on sales of assets,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page forty-one

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
primarily excess land, and a lower loss on receivables, which resulted from improving economic conditions for the Corporation’s customers. Other operating income for 2004 includes a pretax gain of $5.0 million on the sale of certain asphalt plants in the Houston, Texas market where the Corporation has a continuing financial interest.
Earnings from Operations
Operating margin excluding freight and delivery revenues is defined as earnings from operations divided by net sales and measures a company’s operating profitability. The Corporation’s operating margin excluding freight and delivery revenues improved 250 basis points in 2005 as compared with prior year, primarily as a result of the improvement in gross margin excluding freight and delivery revenues and the leveraging of the existing selling, general and administrative expense overhead structure.
Interest Expense
Interest expense decreased slightly in 2005 as compared with 2004, due to higher capitalized interest related to internal construction projects. This was partially offset by a higher interest rate paid on $100 million of debt subsequent to the termination of interest rate swaps. 2004 interest expense increased slightly as compared with 2003 as a result of higher interest rates during the year and lower capitalized interest.
Other Nonoperating Income and Expenses, Net
Other nonoperating income and expenses, net, are comprised generally of interest income, net equity earnings from nonconsolidated investments and eliminations of minority interests for consolidated, non-wholly owned subsidiaries. The increase in other nonoperating income and expenses, net, in 2005 resulted from higher interest income and higher earnings on nonconsolidated investments, partially offset by a higher expense related to minority interests of consolidated companies.
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
The Corporation’s estimated effective income tax rates for the years ended December 31 are as follows:

	2005	2004	2003

Continuing operations	27.1%	30.7%	30.0%

Discontinued operations	32.7%	(189.2%)	33.1%

Overall	27.0%	31.2%	29.7%

The reduction of the Corporation’s estimated effective income tax rate for 2005 reflects the Qualified Activities Production Deduction allowed for the first time in 2005 under the American Jobs Creation Act of 2004 and the reversal of $5.9 million of reserves for tax contingencies in the 2001 tax return. The statute of limitations for the 2001 federal tax return expired on September 15, 2005. The effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective tax rate.
Discontinued Operations
2005 divestitures and closures included underperforming operations within the Aggregates segment located in Arkansas, North Carolina, Ohio and Texas. 2004 divestitures and closures included underperforming operations within the Aggregates segment located in markets in Alabama, Tennessee, Oklahoma, Louisiana, California and Washington.
The results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations on the consolidated statements of earnings. The discontinued operations included the following net sales, pretax loss on operations, pretax gain or loss on disposals, income tax expense or benefit and net loss for the years ended December 31:

(add 000)	2005	2004	2003

Net sales	$6,224	$45,714	$114,288

Pretax loss on operations	$(3,329)	$(7,171)	$(15,082)
Pretax (loss) gain on disposals	(900)	6,727	1,794

Pretax loss	(4,229)	(444)	(13,288)
Income tax (benefit) expense	(1,382)	840	(4,398)

Net loss	$(2,847)	$(1,284)	$(8,890)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page forty-two

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Net Earnings and Cumulative Effect of Change in Accounting Principle
2005 net earnings of $192.7 million, or $4.08 per diluted share, increased 49% compared with 2004 net earnings of $129.2 million, or $2.66 per diluted share. 2005 net earnings included one-time favorable tax benefits of $0.15 per diluted share.
2004 net earnings of $129.2 million, or $2.66 per diluted share, increased 29% compared with 2003 net earnings of $100.5 million, or $2.05 per diluted share, which excludes a $0.14 per diluted share loss for the cumulative effect of adopting FAS 143.
Analysis of Margins
•	2005 consolidated gross margin excluding freight and delivery revenues increased 130 basis points as compared with 2004.

•	2005 gross margin negatively affected by embedded freight.
The Corporation achieved its objective of improved overall gross margin excluding freight and delivery revenues in 2005 by maximizing pricing opportunities, increasing it shipments volume, improving its cost structure through productivity improvement and plant modernization initiatives and divesting of certain underperforming assets. Consolidated gross margin excluding freight and delivery revenues for continuing operations for the years ended December 31 was as follows:

2005	24.1%
2004	22.8%
2003	22.0%
When compared with peak gross margins excluding freight and delivery revenues in the late 1990’s, the Aggregates segment’s gross margin performance has been negatively affected by several factors. A primary factor is the expansion and development of water and rail distribution yards. Most of this activity is in coastal areas, which generally do not have an indigenous supply of aggregates and yet exhibit above-average growth characteristics. Development of this distribution network continues to be a key component of the Corporation’s strategic growth plan and has already led to increased market share in certain areas. However, sales from rail and water distribution locations yield lower margins as compared with sales directly from quarry operations. Transportation freight cost from the production site to the distribution terminals is embedded in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. In general, a margin is not earned on the embedded freight component of price (see Transportation Exposure section on pages 52 through 54. In 2005, approximately 26 million tons were sold from distribution yards, and results from these distribution operations reduced gross margin excluding freight and delivery revenues for the Aggregates segment by approximately 430 basis points. Management expects that the distribution network currently in place will provide the Corporation a greater growth opportunity than many of its competitors, and margins should continue to improve, subject to the economic environment.
Other factors, including vertical integration, have further negatively affected margins. Gross margins excluding freight and delivery revenues associated with vertically integrated operations, including asphalt, ready mixed concrete and road paving operations, are lower as compared with aggregates operations. Gross margins excluding freight and delivery revenues for the Corporation’s asphalt and ready mixed concrete businesses typically range from 10% to 15% as compared with the Corporation’s aggregates business, which generally ranges from 20% to 25%. The road paving business was acquired as supplemental operations that were part of larger acquisitions. As such, it does not represent a strategic business of the Corporation. The margin in this business is affected by volatile factors including fuel costs, operating efficiencies and weather, and this business has typically resulted in losses that are not significant to the Corporation as a whole. In 2005, the mix of these operations to total aggregates operations lowered gross margin excluding freight and delivery revenues by approximately 90 basis points. The Corporation has decreased the effects of vertically integrated operations with certain divestitures in 2005 and 2004. The Corporation’s gross margin excluding freight and delivery revenues will continue to be adversely affected by the lower margins for these vertically integrated businesses and for the water and rail distribution network as a result of management’s strategic growth plan.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page forty-three

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
During 2005 and 2004, the Corporation better matched production to shipments as compared with 2003. This factor provided a positive impact on the Corporation’s earnings in 2005 and 2004 when compared with 2003. When production levels are less than shipments, the change in inventory results in costs that were capitalized in inventory in prior periods being expensed in the current period. Certain of these costs are fixed in nature and, as a result, negatively impact earnings. Further, when production levels are less than optimal, production cost per unit is negatively affected by these fixed costs.
Gross margin excluding freight and delivery revenues for the Specialty Products segment was 16.4%, 17.3% and 10.8% for the years ended December 31, 2005, 2004 and 2003, respectively. The 2005 gross margin excluding freight and delivery revenues reflects increased chemical sales coupled with strong pricing improvement in both lime and chemicals products for the Magnesia Specialties business, offset somewhat by a lower gross profit in the Structural Composite Products business.
Business Combinations and Divestitures
The Corporation continued its planned divestiture of underperforming operations during 2005. These divestitures included the Texarkana road paving business in Arkansas and Texas and certain small locations in North Carolina and Ohio.
Effective January 1, 2005, the Corporation formed a joint venture with Hunt Midwest Enterprises (“Hunt Midwest”) to operate substantially all of the aggregates facilities of both companies in Kansas City and surrounding areas. The joint venture company, Hunt Martin Materials LLC, is 50% owned by each party and is the leading aggregates producer in the area. The joint venture, initially valued at $75 million, was formed by the parties contributing a total of 15 active quarry operations with production of approximately 7.5 million tons annually. The Corporation consolidates the financial statements of the joint venture and presents minority interest for the net assets attributable to Hunt Midwest. In the Corporation’s consolidated financial statements, the assets contributed by Hunt Midwest are valued at fair value on the date of contribution to the joint venture, while assets contributed by the Corporation continue to be valued at historical cost. The terms of the joint venture agreement provide that the Corporation operates as the managing partner and receives a management fee based on tons sold. Additionally, pursuant to the joint venture agreement, the Corporation has provided a $7 million revolving credit facility for working capital purposes and a term loan that provides up to $26 million for a capital project. Any outstanding borrowings under these agreements are eliminated in the Corporation’s consolidated financial statements. The joint venture has a term of fifty years with certain purchase rights provided to the Corporation and Hunt Midwest.
Goodwill represents the excess of the purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). If this review indicates that goodwill is impaired, a charge is recorded. Goodwill was as follows at December 31:

	Goodwill	% of Total	% of Shareholders’
	(in millions)	Assets	Equity

2005	$569.3	23.4%	48.5%
2004	$567.5	24.1%	49.2%
BUSINESS ENVIRONMENT
The sections on Business Environment on pages 44 through 57, and the disclosures therein, are intended to provide the reader with a synopsis of the business environment trends and risks facing the Corporation. However, the reader should understand that no single trend or risk stands alone. The relationship between trends and risks is dynamic, and this discussion should be read with this understanding.
Aggregates Industry and Corporation Trends
•	2005 statistics, according to U.S. Census Bureau, from 2004 to 2005:
–	Public-works construction put in place increased 8%

–	Commercial construction market increased 5%

–	Residential construction market increased 11%
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
The Aggregates segment sells its products principally to contractors in connection with highway and other public infrastructure projects and commercial and residential construction projects. While construction spending in the public and private market sectors is affected by economic cycles, there has been a tendency for the level of spending for infrastructure projects in the public-sector portion of this market to be more stable than spending for projects in the private sector. Governmental appropriations and expenditures are typically less interest-rate sensitive than private-sector spending, and generally increased levels of funding have enabled highway and other infrastructure projects to improve overall as compared with commercial and residential construction. The total value of the United States construction put in place on highways, streets and bridges was $67 billion in 2005 compared with $60 billion in 2004, while overall public-works construction put in place increased 8% in 2005, both according to the U.S. Census Bureau. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2005, which has consistently been the case for each year since 1990. Since public sector-related shipments account for approximately 45% of the Corporation’s 2005 aggregates shipments, the Aggregates segment benefits from this level of public-works construction projects. Accordingly, the Corporation’s management believes the Corporation’s exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened by the segment’s mix of public sector-related shipments.

2005 Markets — Aggregates Segment (Estimated percentage of 2005 shipments)

Infrastructure	45%
Commercial	26%
Residential	20%
Other	9%

Source: Corporation data

For the Corporation, the commercial construction market recovered further in 2005 after showing slight improvement in the second half of 2004. In fact, the strength and extensiveness of recovery in the commercial construction market exceeded management’s expectations in 2005. Approximately 26% of the Corporation’s 2005 aggregates shipments were related to the commercial construction market. According to the U.S. Census Bureau, the commercial construction market increased 5% in 2005 as compared with 2004.
The residential construction market increased 11% in 2005 from 2004, according to the U.S. Census Bureau, buoyed by low interest rates and strong housing starts. However, the Corporation’s percentage of its shipments attributable to the residential construction market, although at historically high levels, was relatively flat in 2005 as compared with 2004.
The Corporation’s asphalt, ready mixed concrete and road paving operations generally follow construction industry trends. These vertically integrated operations, which accounted for approximately 6% of the Aggregates segment’s 2005 total revenues, are common in the southwestern United States. The Corporation divested of certain operations within these businesses in Houston, Texas, Shreveport, Louisiana and the Texarkana markets in Arkansas and Texas during 2005 and 2004 and concurrently entered into supply agreements to provide aggregates at market rates to several of the buyers. These divestitures have decreased the Corporation’s exposure to lower margin, vertically integrated operations.
Since 1995, a greater percentage of the Corporation’s shipments have been transported by rail and water and gross margin has been negatively affected. In addition to competitive considerations, the lower margins resulted from customers generally not paying the Corporation a profit associated with the transportation component of the selling price. However, as demand increases in supply-constrained areas, additional pricing opportunities, coupled with improved distribution cost, may help recover profitability and improve gross margin on transported material. Further, the long-haul transportation network can diversify market risk for locations that trans-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page forty-five

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
port their aggregates products. Many locations serve a local market and also transport products via rail and water to be sold in other markets. The risk of a downturn in one market is somewhat mitigated by the other markets served by the location.
Pricing on construction projects is generally based on agreed-upon terms committing to delivery of specified products at a price, typically valid for a year. While commercial construction jobs typically are completed within a year, infrastructure contracts can require several years to complete. Therefore, pricing increases can have a lag time to take effect while the Corporation sells aggregates products under existing price agreements. However, in 2005, the Corporation experienced, what management believes, is a shift in pricing trends in the industry. The term of price commitments has shortened to less than one year, and mid-year and other interim increases were widespread in the industry. Management believes this shift in pricing is caused by the increased demand for aggregates, coupled with the scarcity of supply in high-growth markets. Further, cost pressures, primarily related to energy, have also influenced pricing. As cost pressures ease, the rate of price increases for the Corporation’s aggregates products could be reduced.

U.S. Aggregates Consumption (in millions of tons)

	Stone	Sand/Gravel	Total
2005E	1,830	1,389	3,219
2004	1,764	1,367	3,131
2003	1,698	1,279	2,977
2002	1,687	1,246	2,933
2001	1,764	1,246	3,010
Source: United States Geological Survey

The Corporation’s management believes the overall long-term trend for the construction aggregates industry continues to be one of consolidation. However, the consolidation trend has slowed as the number of suitable acquisition targets in attractive markets shrinks. The Corporation’s Board of Directors and management continue to review and monitor the Corporation’s strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to the Corporation’s existing markets.
Aggregates Industry and Corporation Risks
General Economic Conditions
The general economy had moderate improvement in 2005, reflecting increases in consumer spending, federal government spending and residential investment. The commercial construction market improved after several years of negatively being affected by high office and warehouse vacancy rates. The residential construction market increased during the year. However, increases in the federal funds rate, which has increased mortgage rates, could negatively affect this market.
Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 49 and 50). The level of state public-works spending is varied across the nation and dependent upon individual state economies. Each state funds infrastructure spending from specifically allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, in addition to federal appropriations. Additionally, subject to voter approval, the states may pass bond programs to fund infrastructure spending. Increasingly, local governments are funding projects through bond issues and local option taxes. Shortfalls in tax revenues can result in reductions in appropriations for infrastructure spending. Accordingly, amounts put in place, or spent, may be below amounts awarded under legislative bills.
The impact of the economic recovery will vary by market. Additionally, the Aggregates segment’s profitability by state may not be proportionate to net sales by state because certain of the Corporation’s markets are more profitable than others. Further, while the Aggregates segment’s operations cover a wide geographic area, due

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page forty-six

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
to the high cost of transportation relative to the price of the product, the segment’s, and, consequently, the Corporation’s, operating performance and financial results depend on the strength of local economies, which may differ from the economic conditions of the state or region. The impact of state or regional economic conditions is felt less heavily on large fixed plant operations that serve multiple end-use markets through the Corporation’s long-haul distribution network.

See end of exhibit for graph data
In 2005, as reported by economy.com, all states, with the exception of Michigan, were experiencing an expanding economy. In comparison with 2004, certain states, particularly in the Corporation’s Northwest and Southwest Divisions, have improved from a flat to expanding economy.
The Aggregates segment’s top five revenue-generating states, namely Texas, North Carolina, Georgia, Iowa and Florida, accounted for approximately 55% of its 2005 net sales by state of destination. Florida, which the Corporation primarily serves through its long-haul transportation network, moved into the top five revenue-generating states in 2005. The top ten revenue-generating states, which also include South Carolina, Indiana, Louisiana, Ohio and Alabama, accounted for approximately 77% of the Aggregates segment’s 2005 net sales by state of destination.
In Texas, the infrastructure market outlook is positive, as the state legislature has recently protected infrastructure spending levels. Additionally, there is a proposed multi-use, statewide network of transportation routes, the Trans-Texas Corridor, which would incorporate existing and new highways, railways and utility right-of-ways. This proposal is a long-term project that would be completed in phases over the next 50 years. In San Antonio, the infrastructure construction market remains strong, supported by a ramp up of traditional public works spending with a heavy concentration in tollway spending along the burgeoning northern corridor of the community. The overall market should be further enhanced by Washington Mutual, Inc.’s announcement to open a regional center that will bring approximately 5,000 new jobs to the area. Coupled with the recent construction of the new Toyota truck manufacturing facility and the net gain of several thousand new jobs from the recent military base realignment, San Antonio is positioned as one the fastest growing markets in the state. Although the market currently remains strong, interest rate increases are projected to adversely impact the residential construction market. In Dallas, the construction market should remain positive, supported by consistent state Department of Transportation funding and increased Turnpike Authority spending. Additionally, the residential construction market in Dallas has remained strong. In Houston, the commercial construction market has improved, while residential construction has declined slightly. The overall economy of Houston is currently being bolstered by the rapid escalation of oil pricing on a global scale. Aggregates pricing in the Houston market is strong and parallels the robust economy driven by the fuel and energy sector.
In North Carolina, the economy is growing, but at a much slower pace than the national average. While growth has occurred from an expanding high-tech manufacturing and research base, losses from closings of furniture and textile plants continue to negatively affect the overall state

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page forty-seven

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)

See end of exhibit for graph data
Source: economy.com
economy. Commercial construction has continued to recover from the decline that resulted from weak demand for office and warehouse space. Residential construction demand has been strong. North Carolina’s spending on highways has historically been strong, with average spending of $2.7 billion annually during the 5-year period ended in fiscal 2000, according to data maintained by the Federal Highway Administration. However, lettings (invitations to bid) on new construction projects declined in the second half of 2005. Construction activity has continued from the $3.1 billion education bond passed in 2002 to fund new construction, repairs and renovations on the sixteen state university system campuses. The state has authorized the use of $900 million in grant anticipation revenue and vehicle (GARVEE) bonds, which will help fund the statewide road building program over the next few years. Historically, North Carolina operations have been above the average in profitability because of its quarry locations in growing market areas and the related transportation advantage.
The Georgia state economy has been adversely affected by a weak Atlanta economy, due to uncertainty created by the telecom mergers, the threat of bankruptcy at Delta Airlines and the potential for closing both the General Motors Corporation and Ford Motor Company assembly plants. However, the commercial and residential construction markets continue to be strong. Overall, infrastructure construction spending has been strong as evidenced by the volume of highway work in the southern part of the state. The Governor of Georgia has announced plans for an accelerated highway spending program in both new construction and rehabilitation of existing roadways and bridges that will impact the entire state. The Corporation benefits from a major presence in the coastal markets of Savannah and Brunswick, which are supplied by both rail and ocean shipping and continue to be very active.
The Iowa state economy, which is heavily dependent on the agriculture industry, is expanding at a moderate rate. The Farm Security and Rural Investment Act of 2002 governs federal farm programs through 2007. Among other provisions, this legislation provides minimum price supports for certain crops, including corn and soybeans, has stimulated the agricultural economy in Iowa and is expected to provide an overall benefit for the state. Local economies have been strong in urban areas of the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page forty-eight

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
state, while economies in rural areas have been bolstered by construction of new wind farm generation facilities and new ethanol plants. The infrastructure construction market has softened, with reduced levels of projects by the Iowa Department of Transportation. However, the commercial construction and the residential construction markets have remained stable.
The Florida state economy has been strong and is expected to outperform the national economy for the foreseeable future. Although Hurricane Wilma’s negative impact on the state’s overall economy was mild, Florida remains at risk for future hurricane activity. The infrastructure construction market is strong. The residential construction market continues to be robust, particularly in Tampa and Jacksonville. However, residential construction in southern Florida is expected to decline. The Corporation’s markets are based in the northern part of the state, where aggregates demand is currently strong. The Corporation primarily serves northern Florida by shipping and railing aggregates products from Georgia, Nova Scotia and the Bahamas.
The Aggregates segment is exposed to potential losses in customer accounts receivable in direct relation to economic cycles with a growing economy decreasing the risk of nonpayment and bankruptcy and a recessionary economy increasing those risks. Historically, the Corporation’s bad debt write-offs have not been significant, and management believes the allowance for doubtful accounts was adequate at December 31, 2005.
Federal and State Highway Appropriations
•	Six-year $286.4 billion federal highway bill passed in 2005

•	Bill increases states’ minimum rates of returns of gasoline taxes paid to highway trust fund
The federal highway bill is the principal source of highway funding for public-sector construction projects. In August 2005, a new federal highway bill, SAFETEA-LU, was signed into law. SAFETEA-LU is a six-year $286.4 billion bill that succeeds The Transportation Equity Act for the 21st Century, which expired by its terms on September 30, 2003. The federal highway program operated under continuing resolutions during the reauthorization process. SAFETEA-LU is effective retroactive to October 1, 2003 and is presently scheduled to expire on September 30, 2009.
SAFETEA-LU includes approximately $228 billion for highway programs, $52 billion for transit programs and $6 billion for highway safety programs. The provisions of the bill include increasing the minimum rate of return for donor states, those that pay more in gasoline taxes than they receive from the highway trust fund. The minimum rate of return will increase from the current rate of 90.5 percent to 92.0 percent by 2008. Eight of the Corporation’s top ten revenue-generating states, including Texas, North Carolina, Georgia, Florida, South Carolina, Indiana, Louisiana and Ohio, were donor states for fiscal year 2005.
The federal highway bill provides spending authorizations, which represent maximum amounts. Each year, an appropriation act is passed to establish the amount that can actually be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes, which are placed in the Highway Trust Fund. Once the annual appropriation is passed, the funds are then distributed to each of the states based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds are generally required to be spent on specific programs as outlined in the federal legislation. SAFETEA-LU includes a revenue-aligned budget authority provision, which is an annual review and adjustment made to ensure that annual funding is linked to actual and anticipated revenues credited to the Highway Trust Fund. This review will commence in fiscal year 2007 and continue through the term of the bill.
Most federal funds are available for a period of four years. Once the federal government approves a state project, the funds are committed and considered spent regardless of when the cash is actually spent by the state and reimbursed by the federal government. In fact, funds are generally spent by the state over a period of years following designation, with approximately 27% in the year of funding authorization, 41% in the succeeding year and 16% in the third year. The remaining 16% is spent in the fourth year after designation and beyond.
Federal highway bills require Congress to annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the funding available for the Highway Trust Fund. However, investments in transportation improvements

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
The Vision 100-Century of Aviation Reauthorization Act is a four-year bill ending September 30, 2007, which provides funding for airport improvements throughout the United States. Annual funding is $3.6 billion in fiscal 2006 and $3.7 billion in fiscal 2007.
Geographic Exposure and Seasonality
Seasonal changes and other weather-related conditions can also significantly affect the aggregates industry. Consequently, the Aggregates segment’s production and shipment levels coincide with general construction activity levels, most of which typically occur in the spring, summer and fall for the segment’s markets, and production and shipment levels vary by quarter. The segment’s operations that are concentrated in the northern region of the United States generally experience more severe winter weather conditions than the segment’s operations in the Southeast and Southwest. Additionally, significant amounts of rainfall can adversely affect shipments, production and profitability.

Shipments by Quarter — Aggregates Segment

Percentage of shipments by quarter during 2001-2005
Quarter	Percent
Quarter 1	18%
Quarter 2	28%
Quarter 3	29%
Quarter 4	25%

Source: Corporation data

The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity. During 2005, Hurricanes Katrina and Rita hit the Gulf Coast area causing extensive damage in Louisiana and Mississippi. While the Corporation incurred losses and business interruption as a result of these storms, the losses and their effect on the consolidated operating results of the Corporation were mitigated by the fact that (a) Louisiana and Mississippi together accounted for approximately 6% of the Aggregates segment’s 2005 net sales; (b) the area primarily has distribution yards instead of production locations; and (c) the area’s operating margin excluding freight and delivery revenues has historically been below the Aggregates segment’s overall operating margin excluding freight and delivery revenues. The Corporation did not incur significant damage from hurricanes hitting the Bahamas in 2005.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Cost Structure
•	Top 5 cost categories represent 71% of Aggregates segment cost of sales;

•	Increased fuel costs negatively affected Aggregates segment cost of sales by $25 million;

•	Higher steel and consumables prices increased costs for repairs and supplies; and

•	Health and welfare cost increases were controlled.
Due to the high fixed costs associated with aggregates production, the Corporation’s operating leverage can be substantial. Generally, the top five categories of cost of sales for the Aggregates segment are labor and related benefits; depreciation, depletion and amortization; repairs; freight on transported material (excluding freight billed directly to customers); and energy. In 2005, these categories represented approximately 71% of the Aggregates segment’s total cost of sales. The Corporation began a process improvement program in 1999 whereby teams consisting of personnel from different functional areas completed reviews of operational effectiveness on a location-by-location basis. Plant automation and mobile fleet modernization and right-sizing, completed as a result of these reviews, coupled with continuous cost improvement, have contributed to an improved cost structure.

Cost of Sales by Category — Aggregates Segment

2005
Category	Percent
Labor & Related Benefits	26%
Energy	12%
Repairs	11%
Depreciation, Depletion & Amortization	10%
Freight on Transported Material	12%
Other	29%

Source: Corporation data

Wage inflation and the resulting increase in labor costs may be somewhat mitigated by increases in productivity in an expanding economy. Rising health care costs have increased total labor costs in recent years and are expected to continue to negatively affect labor costs in the near term. However, reductions in the workforce resulting from plant automation and mobile fleet right-sizing have helped mitigate rising costs. The Corporation has experienced health care cost increases on average of 2% over the past five years, while the national average was 11%. The Corporation’s voluntary pension plan contributions have lessened the impact of rising pension costs.
Generally, when the Corporation incurs higher capital costs to replace facilities and equipment, increased capacity and productivity offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in the underabsorption of fixed costs, including depreciation. While costs for certain quarry equipment, including screens and crushers, remained relatively stable in 2005, the recent increase in global demand for finished steel products is expected to adversely affect equipment costs in 2006. Additionally, lead times for large mobile equipment are currently approximating one year, and a worldwide shortage in tires has further negatively affected the availability. These shortages and increased lead times have resulted in higher repair and maintenance expenses as equipment is being used over a longer service period prior to replacement.
The impact of inflation on the Corporation’s businesses has become less significant with the benefit of continued moderate inflation rates. However, the Corporation has been negatively affected by increases in several cost areas. Notably, energy sector inflation affects, among other things, the costs of operating mobile equipment used in quarry operations, electricity to operate plants, waterborne transportation of aggregates materials and asphalt production. Accordingly, increases in energy costs can have a significant negative impact on the Corporation’s results of operations. In 2005, increases in fuel prices lowered earnings for the Aggregates segment by $0.33 per diluted share when compared with 2004 fuel prices.
In addition to the top five categories, the Corporation’s gross margin was negatively affected by increased costs for raw materials and supplies in 2005. Higher costs for explosives, tires, manganese, and oil and lubricants resulted from higher demand, created pricing pressures and resulted in longer lead times for delivery of these materials and supplies.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-one

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Selling, general and administrative costs as a percentage of net sales decreased in 2005. Among other factors, these costs were positively affected by reorganization changes made in 2004 that have reduced both headcount and other overhead expenses. These reductions were partially offset by increased performance-based incentive compensation costs.
Shortfalls in federal and state revenues may result in increases in income and other taxes.
Transportation Exposure
•	7% increase in tonnage moved by long-haul transportation network in 2005 as compared with 2004; and

•	Embedded freight costs increased 31% in 2005, primarily due to fuel costs
The geological map of the United States prepared by the U.S. Department of the Interior shows the possible sources of indigenous surface rock. The map illustrates the limited supply of indigenous surface rock in the coastal areas of the United States from Virginia to Texas.
With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in some cases, supplied from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution terminals and port locations to offload transported material. In 1994, the Corporation had 7 distribution terminals. Today, with 75 distribution terminals, a growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through this network. The Corporation’s acquisition of the construction aggregates business of Dravo Corporation in 1995 expanded its waterborne capabilities, both by barge and oceangoing ship, which were enhanced by the 1995 acquisition of a deepwater quarry in Nova Scotia, while the 1998 acquisition of Redland Stone Products Company and the 2001 acquisition of Meridian Aggregates Company increased its rail-based distribution network. In 2001, the Corporation brought additional capacity on line at the Bahamas location, and in 2004, the Corporation boosted potential output at the Nova Scotia location from 3.2 million to 4.8 million tons annually. As the Corporation continues to move more aggregates by rail and water, embedded freight costs have eroded profit margins. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:
Option 1: The customer supplies transportation.

Option 2: The Corporation directly ships aggregates products from a quarry to a customer by arranging for a third party carrier to deliver aggregates and then specifically passing the freight costs through to the customer. These freight and delivery revenues and costs are presented in the Corporation’s consolidated statements of earnings as required by Emerging Issues Task Force Issue No. 00-10, Accounting For Shipping and Handling Fees and Costs. These freight and delivery revenues and costs were $248.8 million, $204.7 million and $203.9 million in 2005, 2004 and 2003, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-two

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Option 3: The Corporation transports aggregates, either by rail or water, from a production location to a distribution terminal. The selling price at the distribution terminal includes the freight component to transport the product to the distribution location. These freight costs are included in costs of sales and were $165.2 million, $125.8 million and $123.8 million for 2005, 2004 and 2003, respectively. Transportation costs from the distribution location to the customer are accounted for as described above in options 1 or 2, as applicable.
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

Transportation Mode

	2005	1994
	(% of 2005 shipments)	(% of 1994 shipments)
Truck	74%	93%
Rail	16%	7%
Water	10%	—

Source: Corporation data

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck while the balance was moved by rail. In contrast, in 2005, the Corporation’s aggregates shipments moved 74% by truck, 16% by rail and 10% by water (see section Analysis of Margins on pages 43 and 44).
The Corporation’s increased dependence on rail shipments has further exposed it to railroad performance, including track congestion, crew and power availability, and the ability to renegotiate favorable railroad shipping contracts. Primarily in 2004 and to a lesser extent in 2005, the Corporation experienced significant rail transportation shortages in Texas and parts of the Southeast. These shortages resulted from the downsizing of personnel and equipment made by certain railroads during the economic downturn. Further, in response to these issues, rail transportation providers have focused on increasing the number of cars per unit train under transportation contracts and are generally requiring customers, through the freight rate structure, to accommodate larger unit train movements. A unit train is a freight train moving large tonnages of a single bulk product between two points without intermediate yarding and switching. In 2005, the Corporation addressed certain of its railcar needs for future shipments by entering into a purchase agreement for the construction of 780 railcars and is in the process of converting it into two master lease agreements. One of the lease agreements has an initial lease term of 5 years with a renewal option for an additional 5-year period and the other lease is expected to have a term of 20 years. Generally, the Corporation does not buy railcars, barges or ships, but rather supports its long-term distribution network with leases and contracts for affreightment for these modes of transportation.
The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, the ability to negotiate favorable shipping contracts, demurrage costs, fuel costs, barge or ship availability and weather disruptions. The Corporation has a long-term agreement that will provide additional dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports beginning in 2006.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-three

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Management expects the multiple transportation modes that have been developed with various rail carriers and via deepwater ship to provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.
Internal Expansion
The Corporation’s capital expansion, acquisition and greensite programs are focused on taking advantage of construction market growth through investment in both permanent and portable quarrying operations. Recently, the Corporation has focused on an extensive array of plant modernization and capacity expansion projects. Included in these projects is the completion of a $20 million plant at the Lemon Springs quarry in North Carolina that more than doubled the plant’s capacity. Additionally, construction was started on a new plant at the Three Rivers location near Paducah, Kentucky, which is expected to be operational in the third quarter of 2006. This plant will replace three plants at the same location and increase capacity from approximately 5.5 million tons per year to more than 8 million tons per year. While such projects generally increase capacity, lower production costs and improve product quality, they experience start-up costs in early years. Additionally, it may take time to increase shipments and absorb the increased depreciation and other fixed costs, particularly in a slow economy. In addition, pricing may be negatively affected by the additional volume available in the market. Therefore, the full economic benefit of a capital project may not be realized immediately subsequent to its completion.
The Corporation’s aggregates reserves, on the average, exceed 50 years of production based on current levels of activity. Management of the Corporation has focused on acquisitions of additional property around existing quarry locations. This property can serve as either buffer property or additional mineral reserve capacity, assuming underlying geology supports economical aggregates mining. In either case, the acquisition of additional property around an existing quarry allows an expansion of the quarry footprint and extension of quarry life. However, some locations have more limited reserves and may not be able to expand.
Environmental Regulation and Litigation
The aggregates industry’s expansion and growth are subject to increasing challenges from environmental and political advocates who want to control the pace of future development and preserve open space. Rail and other transportation alternatives are being supported by these groups as solutions to mitigate road traffic congestion and overcrowding.
The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) the authority to set limits on the level of various air pollutants. A defined geographic area must be below the limits set for six pollutants to be in compliance with national ambient air quality standards. Recently, environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, asserting that highway construction in a municipal area should be delayed until the municipality is in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants has exceeded the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or face fines or control by the EPA. Included in the nonattainment areas are several major metropolitan areas in the Corporation’s markets, including Charlotte, North Carolina; Greensboro/Winston-Salem/High Point, North Carolina; Raleigh/Durham/Chapel Hill, North Carolina; Hickory/Morganton/Lenoir, North Carolina; Atlanta, Georgia; Macon, Georgia; Indianapolis, Indiana; Terre Haute, Indiana; Houston/Galveston, Texas; Dallas/Fort Worth, Texas; and San Antonio, Texas. Federal transportation funding through SAFETEA-LU is directly tied to compliance with the Clean Air Act.
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
The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities (see Notes A and N to the audited consolidated financial statements on pages 17 through 21 and pages 32 and 33, respectively).
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
Magnesia Specialties’ products used within the steel industry accounted for approximately 48% of the business’s net sales for 2005. Accordingly, a portion of the product pricing structure is affected by current economic trends within the steel industry. The steel industry is expected to run at a strong pace through the first quarter 2006 but outside factors, such as growth in Asian steel production and consumption, will likely continue to cause fluctuations in domestic steel production. The long-term competitiveness of the U.S. steel industry remains in question.
Approximately 13% of Magnesia Specialties’ 2005 revenues were derived from foreign jurisdictions, with no single country accounting for 10% or more of its revenues. Magnesia Specialties sells its products in the United States, Canada, Mexico, Europe, South America and the Pacific Rim. As a result of these foreign market sales, the business’s financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the business distributes its products. To mitigate the short-term effects of changes in currency exchange rates on operations, the U.S. dollar is used as the functional currency in foreign transactions.
Approximately 99% of the Magnesia Specialties’ hourly employees are members of a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract with the Manistee labor union will expire in August 2007, while the Woodville labor union contract expires in June 2006.
Structural Composite Products Business
The Corporation, through its wholly owned subsidiary, Martin Marietta Composites, Inc. (“MMC”), is engaged in developmental activities related to fiber-reinforced composite technology. MMC’s fiber-reinforced polymer (“FRP”) composite materials are manufactured from complex glass fabrics and polymer resins. The fabrics are impregnated with resins and drawn under heat and tension through a heated die to generate the desired structural shape. This produces an extremely hard final product that is cut to the desired length. The component shapes are then assembled with adhesives to construct final products. Composite technology and products offer weight reduction, corrosion resistance and other positive attributes compared with conventional materials.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-five

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
In 2005, MMC focused on several market sectors for its FRP composite materials: infrastructure, construction, transportation and military. Infrastructure products include bridge decks. Construction products are presently oriented to off-road mats for soft soils and oil and gas drilling. Transportation products include commercial trucks and trailers, as well as rail. To date, military products consist of ballistic panels, including orders for approximately $9 million. MMC is currently focusing its efforts on military applications. As with any start-up opportunity, these activities are subject to uncertainty and risk, including development and sale of composite products for targeted market segments and market acceptance of these products.
MMC entered into a licensing agreement related to a proprietary composite sandwich technology, which is expected to play an important role in the product line related to flat panel applications. In connection with this agreement, MMC is obligated to complete the purchase of an additional flat panel machine in 2006.
In 2005, management concluded that its present live floor and tipper trailer products were not economically viable for hauling municipal waste and that the identified issues would not be resolved in the near future. In connection with this decision, inventory used in the manufacturing of waste trailers was written down to its net realizable value, based on alternative uses and salvage values. The write down resulted in a pretax charge of $2.0 million. MMC also recorded additional charges of $2.8 million for other inventory writedowns during 2005.
MMC’s line of DuraSpan® bridge decks offers several advantages over bridge decks made of conventional materials, including lighter weight and high strength; rapid installation that significantly reduces construction time and labor costs; and resistance to corrosion and fatigue that results in a longer life expectancy. To date, MMC has completed thirty successful DuraSpan® installations in thirteen states and two foreign countries.
MMC has a 185,000 square foot facility in Sparta, North Carolina, which contains the assembly and manufacturing hub for composite structures. MMC is currently manufacturing bridge decks and composite flat panels and assembling selected truck products at this facility. Product trials and commercialization continue to be the near-term focus of MMC. During 2005, the Corporation incurred a loss of $14.3 million from operations, inclusive of the inventory write down charges, associated with developing the Structural Composite Products business. At December 31, 2005, this business had net assets totaling approximately $18 million in addition to $6.2 million of off-balance sheet obligations, which were primarily lease and royalty obligations.
Internal Control and Accounting and Reporting Risk
The Corporation’s independent registered public accounting firm issued an unqualified opinion on management’s assessment that the Corporation’s internal controls as of December 31, 2005 were effective. A system of internal controls over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness.
The compliance efforts related to the assessment of internal controls over financial reporting will continue in 2006 and beyond. In 2006, the Corporation expects to convert the billing system of the businesses acquired in the 1998 acquisition of Redland Stone Products Company, which are currently a part of the Southwest Division, to the Corporation’s enterprise-wide information system solution. Management believes that the financial system conversion will provide a more centralized system of internal control over financial reporting for this business.
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

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Exchange Commission (see Accounting Changes section of Note A to the audited consolidated financial statements on pages 20 and 21 and section Application of Critical Accounting Policies on pages 57 through 65).
For additional discussion on risks, see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005.
Corporate Governance
The Corporation’s Board of Directors (the “Board”) has established Corporate Governance Guidelines to support its oversight of management’s strategy and operation of the business in order to promote the long-term successful performance of the Corporation. Among other requirements, these guidelines include:
•	The Board adheres to the Corporation’s Code of Ethics and Standards of Conduct and periodically assesses its performance.

•	A board size of 9 to 11 members, with at least two-thirds of the Directors being independent non-management Directors.

•	Six Board Committees currently organized: Audit; Ethics, Environment, Safety and Health; Executive; Finance; Management Development and Compensation; and Nominating and Corporate Governance.

•	Board of Directors and the Audit Committee meet at least five times annually.

•	An executive session of the non-employee Directors is held at least twice annually.

•	Chairman and Chief Executive Officer report at least annually to the Board on succession planning for senior executive positions.
Outlook 2006
Based on current forecasts and indications of business activity, management has a positive outlook for 2006. Aggregates pricing is expected to increase 9% to 11% for the year, reflecting continued heavy demand, rising transportation costs and supply constraints in many of the Corporation’s southeast and southwest market areas. Demand for aggregates products is expected to increase 2% to 4%, with increases in infrastructure and commercial construction being somewhat offset by an expected decline in residential construction. Management anticipates volume growth in other uses of aggregates products, including chemical grade stone used in controlling electric power plant emissions and railroad ballast.
The Specialty Products segment is expected to show continued improvement in 2006. Management anticipates that the Magnesia Specialties business will generate between $26 million and $28 million in pretax earnings. Management’s objective in the Structural Composite Products business is to build a revenue base of $30 million to $40 million which, if achieved, should support breakeven operations for the year. The Corporation was able to generate $5.5 million in revenue in the Structural Composite Products business in fourth quarter 2005, with most coming late in the quarter. If the Structural Composite Products business does not meet performance objectives, management will evaluate alternative approaches.
In 2005, the Corporation changed its stock-based compensation program, resulting in an increase in the number of restricted stock awards and a decrease in the number of stock option awards. In 2005, the Corporation recorded an expense of $0.03 per diluted share for restricted stock awards. For 2006, management estimates the expense for restricted stock awards to be $0.06 to $0.08 per diluted share. Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123-R, Share-Based Payment, which requires that stock options be expensed. For 2005, the pro forma impact of expensing employee stock options was $0.08 per diluted share. In 2006, management estimates the impact of expensing stock options to be $0.05 to $0.07 per diluted share. As a result, the total recorded expense related to the Corporation’s stock-based compensation program was $0.03 per diluted share in 2005 and is expected to be in a range of $0.11 to $0.15 per diluted share in 2006.
With this backdrop, management currently expects net earnings per diluted share to range from $4.95 to $5.25, inclusive of stock-based compensation expense. For the first quarter 2006, earnings per diluted share are expected to range from $0.30 to $0.45.
OTHER FINANCIAL INFORMATION
Application of Critical Accounting Policies
The Corporation’s audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. These estimates require management’s subjective and complex judgments. Amounts reported in the Corporation’s con-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-seven

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
solidated financial statements could differ materially if management had used different assumptions in making these estimates, resulting in actual results differing from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Corporation’s Audit Committee. Management’s determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict.
Impairment Review of Goodwill
Goodwill is required to be tested at least annually for impairment using fair value measurement techniques prescribed by FAS 142, using present value of discounted cash flow techniques. The impairment evaluation of intangible assets is a critical accounting estimate because goodwill represents 48.5% of the Corporation’s total shareholders’ equity at December 31, 2005, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations.
There is no goodwill associated with the Specialty Products segment. Management determined the reporting units of the Corporation’s Aggregates segment, which represent the level at which goodwill is tested for impairment under FAS 142, were as follows:
•	Carolina, which includes North Carolina;

•	Mid America, which includes Ohio and Indiana;

•	Mid Atlantic, which includes Virginia, West Virginia and Maryland;

•	Northwest, which includes Iowa, Missouri, Kansas, Nebraska, Minnesota, Wyoming, Washington, Nevada, Wisconsin and California;

•	Southeast, which includes Georgia, South Carolina, Florida, Alabama, Mississippi and Tennessee; quarry operations and distribution yards along the Mississippi River system and Gulf Coast; and offshore quarry operations in the Bahamas and Nova Scotia; and

•	Southwest, which includes Texas, Arkansas, Oklahoma and Louisiana.
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
In 2005, the impairment evaluation was performed as of October 1, which represents the ongoing annual evaluation date. The fair values of the reporting units were determined using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a 9% discount rate and a 2.5% terminal growth rate. The implied fair values for each reporting unit exceeded its respective carrying value.
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

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
mineral reserves, estimated at over 50 years at current production rates. Additional consideration was given to qualitative factors, including the Corporation’s industry leadership position and the lack of obsolescence risks related to the Aggregates segment.
Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were generally consistent with the five-year operating plan prepared by management and reviewed by the Board of Directors. The succeeding ten years (2010 to 2019) of profitability were estimated using assumptions for price, cost and volume increases. These future price and cost assumptions were selected based on a review of these trends during the most recent fifteen-year period. Volume increases were capped when shipments reached the current production capacity, although additional capacity could be gained through increases in operating hours and capital infusion. Capital requirements were estimated based on expected recapitalization needs of the reporting units.
The assumed discount rate was based on the Corporation’s weighted-average cost of capital. The terminal growth rate was selected based on the projected annual increase in Gross Domestic Product. Price, cost and volume increases, profitability of acquired operations, efficiency improvements, the discount rate and the terminal growth rate are significant assumptions in performing the impairment test. These assumptions are interdependent and have a significant impact on the results of the test.
The Southwest Division is significant to the evaluation as $308 million of the Corporation’s goodwill at December 31, 2005 is attributable to this reporting unit. For the 2005 evaluation, the excess of fair value over carrying value was $111 million.
The following provides sensitivity analysis related to the 2005 FAS 142 evaluation:
•	All reporting units passed the step 1 analysis using a 10% discount rate and a 2% terminal growth rate, which represent assumptions used for the 2004 evaluation.

•	If the discount rate was increased to 11%, the Southwest Division would have failed step 1.

•	If the present value of projected future cash flows for the Southwest Division were 17% less than currently forecasted, that reporting unit would have failed step 1.
The failure of step 1 does not necessarily result in an impairment charge. Rather, it requires step 2 to be completed. The completion of step 2 would determine the amount of the impairment charge. Possible impairment charges under various scenarios were not calculated.
Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future FAS 142 evaluations could be negatively affected. Additionally, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation term, but will continue to evaluate the discount rate and growth rate for the 2006 evaluation. Future annual evaluations and any potential write off of goodwill represent a risk to the Corporation.
Pension Expense-Selection of Assumptions
The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 26 through 30). These benefit plans are accounted for in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). In accordance with FAS 87, annual pension expense (inclusive of SERP expense) consists of several components:
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

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2005, the net unrecognized actuarial loss and unrecognized prior service cost were $68.5 million and $4.8 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $68.5 million unrecognized actuarial loss consists of approximately $38.2 million that is currently subject to amortization in 2006 and $30.3 million that is not subject to amortization in 2006. Assuming the December 31, 2005 projected benefit obligation and an average remaining service life of 13.1 years, approximately $3.6 million of amortization of the actuarial loss and prior service cost will be a component of 2006 annual pension expense. Recently, the Financial Accounting Standards Board tentatively agreed to certain changes to pension accounting that, if ratified, would change the recognition provisions for actuarial gains and losses and prior service costs (see Accounting Changes section of Note A to the audited consolidated financial statements, on pages 20 and 21).
The components are calculated annually to determine the pension expense that is reflected in the Corporation’s results of operations.
Management believes that the selection of assumptions related to the annual pension expense is a critical accounting estimate due to the high degree of volatility in the expense dependent on selected assumptions. The key assumptions are as follow:
•	The discount rate is the rate used to present value the pension obligation and represents the current rate at which the pension obligations could be effectively settled.

•	The rate of increase in future compensation levels is used to project the pay-related pension benefit formula and should estimate actual future compensation levels.

•	The expected long-term rate of return on pension fund assets is used to estimate future asset returns and should reflect the average rate of long-term earnings on assets already invested.

•	The mortality table represents published statistics on the expected lives of people.
Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation used the 10th to 90th percentile of the universe (500-550 issues) of Moody’s Aa noncallable bonds in the analysis used to determine the discount rate. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual pension expense.
Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense. The actual rate of increase in compensation levels in 2005 and 2004 was approximately 4.0%.
Management’s selection of the expected long-term rate of return on pension fund assets is based on the historical long-term rates of return for investments in a similar mix of assets. Given that these returns are long-term, there are generally not significant fluctuations in the expected rate of return from year to year. A higher expected rate of return will result in a lower pension expense. The following table presents the expected return on pension fund assets as compared with the actual return on pension assets for 2005, 2004 and 2003 ($ in thousands):

	Expected Return	Actual Return
Year	on Pension Assets	on Pension Assets

2005[1]	$17,713	$18,599
2004[2]	$16,377	$11,119
2003	$10,648	$27,090

[1]	Return on assets is for the period December 1, 2004 to November 30, 2005.

[2]	Return on assets is for the 11-month period January 1, 2004 to November 30, 2004 due to the change in measurement date in 2004.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the statement of operations. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which is amortized into annual pension expense.
At December 31, 2005, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of the participants in the pension plans. The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly workforce and the white-collar table for its salaried employees. At December 31, 2004, the Corporation used the 1994 Group Annuity Mortality Table.
Assumptions are selected on December 31 for the succeeding year’s expense. For the 2005 pension expense, the assumptions selected at December 31, 2004 were as follow:

Discount rate	6.00%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%
Average remaining service period for participants	14.2 years
1994 Group Annuity Mortality Table
Using these assumptions, the 2005 pension expense was $12.3 million. A change in the assumptions would have had the following impact on the 2005 expense:
•	A change of 25 basis points in the discount rate would have changed 2005 expense by approximately $1.2 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2005 expense by approximately $0.5 million.
For the 2006 pension expense, the assumptions selected were as follow:

Discount rate	5.83%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%
Average remaining service period for participants	13.1 years
RP 2000 Mortality Table
Using these assumptions, the 2006 pension expense is expected to be approximately $14.3 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2006 expense:
•	A change of 25 basis points in the discount rate would change the 2006 expense by approximately $1.4 million.

•	A change of 25 basis points in the expected long- term rate of return on assets would change the 2006 expense by approximately $0.6 million.
The recent recessionary economy and its impact on actual returns on assets have resulted in the Corporation’s pension plans being underfunded (accumulated benefit obligation exceeds plan assets) by $16.8 million at December 31, 2005. Although an underfunded plan indicates a need for cash contributions, the Employee Retirement Income Security Act of 1974 (ERISA) and, more recently, Congressional changes in the timing and calculation of pension plan funding generally allow companies several years to make the required contributions. During this period, improvements in actual returns on assets may decrease or eliminate the need for cash contributions. The Corporation made voluntary pension plan contributions of $15 million in 2005 and $51 million in 2004.
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

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting and income tax purposes is not always the same. Therefore, these differences between the Corporation’s pretax income for financial reporting purposes and the amount of taxable income for income tax purposes are treated as either temporary or permanent, depending on their nature.
Temporary differences reflect revenues or expenses that are recognized for financial reporting income in one period and taxable income in a different period. Temporary differences result from differences between the book and tax basis of assets or liabilities and give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences occur, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense as reported on the Corporation’s consolidated statements of earnings is not changed by temporary differences. For example, accelerated methods of depreciating machinery and equipment are often used for income tax purposes as compared with the straight-line method used for financial reporting purposes. Initially, the straight-line method used for financial reporting purposes as compared with accelerated methods for income tax purposes will result in higher current income tax expense for financial reporting purposes, with the difference between these methods resulting in the establishment of a deferred tax liability.
The Corporation has deferred tax liabilities, primarily for property, plant and equipment and goodwill. The deferred tax liabilities attributable to property, plant and equipment relate to accelerated depreciation and depletion methods used for income tax purposes as compared with the straight-line and units of production methods used for financial reporting purposes. These temporary differences will reverse over the remaining useful lives of the related assets. The deferred tax liabilities attributable to goodwill arise as a result of amortizing goodwill for income tax purposes but not for financial reporting purposes. This temporary difference reverses when goodwill is written off for financial reporting purposes, either through divestitures or an impairment charge. The timing of such events cannot be estimated.
The Corporation has deferred tax assets, primarily for employee pension and postretirement benefits, valuation reserves, inventories and net operating loss carryforwards. The deferred tax assets attributable to pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences will depend on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences will depend on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2005, the Corporation had state net operating loss carryforwards of $112.8 million and related deferred tax assets of $6.9 million that have varying expiration dates. These deferred tax assets have a valuation allowance of $6.3 million, which was established based on the uncertainty of generating future taxable income in certain states during the limited period that the net operating loss carryforwards can be utilized under state statutes.
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
Each quarter, management updates the estimated ETR for the current year based on events that occur during the quarter. For example, changes to forecasts of annual sales and related earnings, purchases and sales of business units and product mix subject to different percentage depletion rates are reflected in the quarterly estimate of the annual ETR. As required by FAS 109, some events may be treated as discrete events and the tax impact is fully recorded in the quarter in which the discrete event occurs. During 2005, the estimated ETR was changed in each quarter. In particular, the change in the third quarter was primarily to reflect the filing of the 2004 federal and state income tax returns that adjusted prior estimates of permanent and temporary differences, and the evaluation of the deferred tax balances and the related valuation allowances. At the end of the fourth quarter, certain estimates were adjusted to reflect actual reported annual sales and related earnings and any changes in permanent differences. Historically, the Corporation’s adjustment of prior estimates of permanent and temporary differences has not been material to its results of operations or total tax expense.
For 2005, an estimated overall ETR of 27.0% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect the 2005 tax provision expense by $2.6 million.
The State of Ohio recently enacted tax reform legislation (the “Ohio Tax Act”) that will reduce state taxes paid by the Corporation related to its Ohio operations. The Ohio Tax Act phases out the income/franchise tax over a five-year period that commenced in 2005. Over this same period, the Ohio Tax Act phases in a new commercial activities tax levied on gross receipts. Other provisions of the Ohio Tax Act that impact the Corporation are the elimination of personal property tax for certain new manufacturing equipment purchased after 2004 and the phase-out of personal property tax on existing manufacturing equipment and inventory over a four-year period that commenced in 2005. The signing of the Ohio Tax Act represents a change in tax law. In accordance with FAS 109, the effect of the law change should be reflected in earnings in the period that includes the date of enactment. Accordingly, in 2005, the Corporation repriced its deferred tax liabilities to reflect the statutory changes. The estimated impact of the new legislation on the Corporation’s taxes for the year ended December 31, 2005 resulted in an increase to net earnings of $1.2 million, or $0.02 per diluted share.
The American Jobs Creation Act of 2004, signed by the President on October 22, 2004, enacted a variety of new business tax incentives that will benefit a broad spectrum of taxpayers, including U.S. manufacturers. The primary piece of the legislation that benefits the Corporation is the tax relief for U.S. based manufacturing activities. This tax benefit, the Qualified Production Activities Deduction, provides for a nine percent deduction (fully-phased in over five years) for a very broadly defined category of domestic production activities, subject to certain limitations. The production deduction benefit of the legislation reduced income tax expense and increased net earnings by approximately $2.3 million, or $0.05 per diluted share, in 2005.
All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-three

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
three years of the filing date. Since these examinations could result in adjustments to income tax expense, it is the Corporation’s policy to establish reserves for taxes that may become payable in future years as a result of an examination by the tax authorities. Reserves for tax contingencies related to open years are estimated based upon management’s assessment of risk associated with differences in interpretation of the tax laws between management and the tax authorities. These reserves contain estimated permanent differences and interest expense applied to both permanent and temporary contingencies. The tax reserves are analyzed quarterly, adjusted accordingly based on underlying facts and circumstances and are recorded in current income taxes payable. The Corporation’s open tax years that are subject to examination are 2002 through 2005, including 2001 and 2000 for certain state and foreign tax jurisdictions.
The Corporation has established $10.4 million in reserves for taxes at December 31, 2005 that may become payable in future years as a result of an examination by tax authorities. The reserves are calculated based on probable exposures to additional tax payments related primarily to federal tax treatment of percentage depletion deductions, acquisition and legal entity transaction structuring, transfer pricing and state tax treatment of federal bonus depreciation deductions. If the open tax years are not examined by federal or state tax authorities, then the tax reserves will be reversed in the period in which the statute of limitations expires for the applicable tax year and recorded as a discrete event. During the third quarter of 2005, reserves of $5.9 million were reversed into income when the federal statute of limitations for examination of the 2001 tax year expired.
Property, Plant and Equipment
Property, plant and equipment is a critical accounting policy due to the net balance representing 48% of total assets at December 31, 2005. Useful lives of the assets can vary depending on factors including production levels, portability and maintenance practices. Additionally, inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.
The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more intensive drilling program that is undertaken before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting. The amount of overburden and the quality of the aggregates material are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location.
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
Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Corporation’s objectives are to ensure that the underlying deposit meets aggregate specifications and the total reserves on site are sufficient for mining. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry. The number of holes and their depth are determined by the size of the site and the complexity of the site-specific geology. Geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous.

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
The generally accepted reserve categories for the aggregates industry and the designations the Corporation uses for reserve categories are summarized as follows:
Proven Reserves — These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is homogeneous based on the drilling results and exploration data provided in U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs and/or electromagnetic, seismic or other surveys conducted by independent geotechnical engineering firms. The proven reserves that are recorded reflect losses incurred during quarrying that result from leaving ramps, safety benches, pillars (underground) and the fines (small particles) that will be generated during processing. The Corporation typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 50% due to the nature of the material. The assumed loss factor for underground operations is 35% due to pillars. Proven reserves are reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines.

Probable Reserves — These reserves are inferred utilizing fewer drill holes and/or assumptions about the economically mineable reserves based on local geology or drill results from adjacent properties.
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
The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to amortize fee ownership mineral deposits. During 2005, depletion expense was $5.4 million.
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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-five

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Liquidity and Cash Flows
Operating Activities

Operating Cash Flow (in millions)

2005	$317.8
2004	$266.8
2003	$277.2
2002	$203.6
2001	$252.9

Source: Corporation data

The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by its operations was $317.8 million in 2005, as compared with $266.8 million in 2004 and $277.2 million in 2003. These cash flows were derived, substantially, from net earnings before deduction of certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization were as follow:

years ended December 31
(add 000)	2005	2004	2003

Depreciation	$128,160	$121,477	$126,829
Depletion	5,433	6,019	6,261
Amortization	4,658	5,363	6,516

Total	$138,251	$132,859	$139,606

The increase in cash provided by operating activities in 2005 as compared with 2004 of $50.9 million was, among other things, due to higher earnings and higher excess tax benefits from stock option exercises. Additionally, pension plan contributions, which reduce operating cash flow, were $15.3 million in 2005 as compared with $51.2 million in 2004. These factors were partially offset by an increase in inventories, accounts receivable due to higher sales and higher cash paid for income taxes.
The decrease of $10.3 million in cash provided by operating activities in 2004 as compared with 2003 was, among other things, due to the Corporation’s contributions of $51.2 million to its pension plan in 2004, compared with $21.1 million in 2003, both of which reduced operating cash flow. During 2003, cash was positively affected by a significant reduction in inventory levels. During 2004, a reduction in accounts receivable as a result of a focus on collection and an increase in accounts payable due to timing of capital purchases both positively contributed to cash flow.
Investing Activities
Net cash used for investing activities was $213.9 million in 2005, $123.3 million in 2004 and $99.8 million in 2003.
The increase in 2005 as compared with 2004 was the result of increased capital expenditures related to plant capacity and efficiency improvement. Additions to property, plant and equipment excluding acquisitions, increased to $221.4 million in 2005 from $163.4 million in 2004. 2003 capital expenditures were $120.6 million. Spending for property, plant and equipment is expected to approximate $240 million in 2006, including the Hunt Martin Materials joint venture and exclusive of acquisitions.
In 2005, the Corporation used $4.7 million for acquisitions. The Corporation used $5.6 million in 2004 and $8.6 million in 2003, primarily for the purchase of the remaining interest in a limited liability company in each year. The acquisitions were within the Aggregates segment. The Corporation’s acquisition and capital expenditures reflect planned strategic and capital spending activities that are consistent with management’s strategy for investment and expansion within the consolidating aggregates industry.
Proceeds from divestitures of assets include the cash from the sale of surplus land and equipment and the divestitures of several Aggregates segment operations. The divestitures contributed pretax cash of $37.6 million, $45.7 million and $29.5 million in 2005, 2004 and 2003, respectively.
In 2005, the Corporation purchased $25.0 million of variable rate demand notes as short-term investments.
Financing Activities
$188.8 million, $107.0 million and $66.8 million of cash was used for financing activities during 2005, 2004 and 2003, respectively.
The Corporation repaid net indebtedness, including payments on capital leases, of $0.6 million in 2005, $1.1 million in 2004 and $29.9 million in 2003, excluding the impact of the interest rate of swaps.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-six

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
In 2005 and 2003, the Corporation terminated interest rate swap agreements which required a cash payment of $0.5 million in 2005 and provided a cash payment of $12.6 million in 2003, both of which represented the fair value of the swaps on the dates of termination. Additional information is contained in Note G to the audited consolidated financial statements on pages 23 and 24.
In 2005, the Board of Directors approved total cash dividends on the Corporation’s common stock of $0.86 a share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.20 a share for the first and second quarters and at a rate of $0.23 a share for the third and fourth quarters. Total cash dividends were $40.0 million in 2005, $36.5 million in 2004 and $33.7 million in 2003.
During 2005, the Corporation continued its common stock repurchase plan through open market purchases pursuant to authority granted by its Board of Directors. In 2005, the Corporation repurchased 2,658,000 shares at an aggregate price of $175.6 million as compared with 1,522,200 shares at an aggregate price of $74.6 million in 2004 and 331,100 shares at an aggregate price of $15.0 million in 2003.
During 2005, the Corporation issued stock under its stock-based award plans, providing $33.3 million in cash. Comparable cash provided by issuance of common stock was $3.8 million and $1.0 million in 2004 and 2003, respectively.
Capital Structure and Resources
Long-term debt, including current maturities, decreased to $710.0 million at the end of 2005, from $714.6 million at the end of 2004. The Corporation’s debt at December 31, 2005 was principally in the form of publicly issued long-term, fixed-rate notes and debentures. The fair value of the interest rate swaps in effect at December 31, 2004, $1.0 million, is included in the long-term debt balance. Additionally, the unamortized portion of unwound swaps, $6.6 million and $9.3 million, is included in the December 31, 2005 and 2004 balance, respectively.
Net of available cash and investments, which also includes escrowed cash and the effect of interest rate swaps, the Corporation’s debt-to-capitalization ratio was 34% at December 31, 2005 as compared with 32% at December 31, 2004 and is calculated as follows:

December 31
(add 000)	2005	2004

Total debt	$710,022	$714,631
Adjusted for:
Effect of fair value of interest rate swaps	(6,640)	(10,235)
Net cash in banks	(69,455)	(152,093)
Investments	(25,000)	—
Cash held in escrow	(878)	(7,520)

Adjusted debt	608,049	544,783
Shareholders’ equity	1,173,685	1,153,427

Total capital, using adjusted debt	$1,781,734	$1,698,210

Debt-to-capitalization, net of available cash and investments	34%	32%

Debt-to-capitalization, net of available cash and investments represents a non-GAAP measure. The Corporation calculates the ratio by using adjusted debt, as it believes using available cash and investments to hypothetically reduce outstanding debt provides a more appropriate evaluation of the Corporation’s leverage to incur additional debt. The majority of the Corporation’s debt is not redeemable prior to maturity. The following calculates the Corporation’s debt-to-capitalization ratio at December 31, 2005 and December 31, 2004 using total debt and total capital per the balance sheet and also reconciles total capital using adjusted debt to total capital per the balance sheet.
Debt-to-capitalization ratio
December 31
(add 000)	2005	2004

Total debt	$710,022	$714,631
Shareholders’ equity	1,173,685	1,153,427

Total capital	$1,883,707	$1,868,058

Debt-to-capitalization	38%	38%

Reconciliation of total capital to total capital, using adjusted debt
December 31
(add 000)	2005	2004

Total capital per the balance sheet	$1,883,707	$1,868,058
Adjusted for:
Effect of fair value of interest rate swaps	(6,640)	(10,235)
Net cash in banks	(69,455)	(152,093)
Investments	(25,000)	—
Cash held in escrow	(878)	(7,520)

Total capital, using adjusted debt	$1,781,734	$1,698,210

In 2005 and 2003, the Corporation terminated its interest rate swap agreements and made a cash payment of $0.5 million in 2005 and received a cash payment of $12.6 million in 2003, which represented the fair value of the swaps on the date of termination. In accordance with generally accepted accounting principles, the carrying amount of the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-seven

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
related Notes on the date of termination, which includes adjustments for changes in the fair value of the debt while the swaps were in effect, will be accreted back to its par value over the remaining life of the Notes. The accretion will decrease annual interest expense by approximately $2.3 million until the maturity of the Notes in 2008.
Shareholders’ equity increased to $1.174 billion at December 31, 2005 from $1.153 billion at December 31, 2004. The Corporation had a minimum pension liability at December 31, 2005 and 2004, respectively. This liability resulted from investment losses on pension plan assets in 2002, 2001 and 2000, coupled with decreases in the discount rate. In accordance with generally accepted accounting principles, a direct charge to shareholders’ equity of $6.4 million and $0.3 million was recorded as other comprehensive loss at December 31, 2005 and 2004, respectively.
At December 31, 2005, the Corporation had $76.7 million in cash and cash equivalents and $25.0 million of investments. The cash and investments, along with the Corporation’s internal cash flows and availability of financing resources, including its access to capital markets, both debt and equity, and its commercial paper program and revolving credit agreement, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs and allow for payment of dividends for the foreseeable future. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions.
The Corporation’s senior unsecured debt has been rated “BBB+” by Standard & Poor’s and “A3” by Moody’s. The Corporation’s $250 million commercial paper program is rated “A-2” by Standard & Poor’s and “P-2” by Moody’s. In May 2004, Standard & Poor’s lowered its rating on the Corporation’s senior unsecured debt from “A-” to “BBB+”. At the same time, Standard and Poor’s revised its outlook for the Corporation to stable from negative. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the aforementioned levels.
Management continuously evaluates the ways it can use available cash to provide benefits to its shareholders, including dividend payments. The Corporation has targeted an average dividend payout range of 25 to 30 percent of earnings over the course of an economic cycle.
At December 31, 2005, the Corporation was authorized to repurchase up to 1.1 million shares of its common stock for issuance under its stock award plans. In February 2006, the Board authorized management to repurchse an additional 5.0 million shares of its common stock. Management will consider repurchasing shares of its common stock from time to time as deemed appropriate. The timing of such repurchases will be dependent upon availability of shares, the prevailing market prices and any other considerations that may, in the opinion of management, affect the advisability of purchasing the stock.
Contractual and Off Balance Sheet Obligations
In addition to long-term debt, the Corporation has a $250 million revolving five-year credit facility, syndicated through a group of commercial domestic and foreign banks, which supports a $250 million United States commercial paper program. The five-year agreement expires in June 2010 (see Note G to the audited consolidated financial statements on pages 23 and 24). No borrowings were outstanding under the revolving credit agreement or commercial paper program at December 31, 2005.
The Corporation, through its Magnesia Specialties business, is a 50% member of a limited liability company. Each of the two members of the limited liability company has guaranteed 50% of its debt, each up to a maximum of $7.5 million based on repayment obligations under a loan facility. At December 31, 2005, the Corporation recorded a liability of $3.6 million, which reflects its expected future contributions to the limited liability company to repay the debt and is included in the table of contractual obligations. In connection with the limited liability company, Magnesia Specialties entered into a long-term supply agreement under which it will supply processed brine to the other member at a market rate.
At December 31, 2005, the Corporation’s recorded benefit obligation related to postretirement benefits totaled $63.1 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan.
The Corporation has other retirement benefits related to an employee benefit plan. At December 31, 2005, the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-eight

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Corporation had a total obligation of $17.9 million related to this plan.
In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs and capital lease agreements for certain machinery and equipment. At December 31, 2005, the Corporation had $0.7 million of capital lease obligations. Amounts due under operating leases and royalty agreements are expensed in the period incurred. Management anticipates that in the ordinary course of business, the Corporation will enter into royalty agreements for land and mineral reserves during 2006.
The Corporation is a minority member of a LLC whereby the majority member is paid preferred returns. The Corporation does not have the right to acquire the remaining interest of the LLC until 2010.
The Corporation has purchase commitments for property, plant and equipment, which were $66.9 million as of December 31, 2005. Of this amount, $27.6 million represents purchase commitments for the construction of rail cars that the Corporation will subsequently assign to a third party and enter into a master leasing agreement. The Corporation also has other purchase obligations related to energy and service contracts, which totaled $20.6 million as of December 31, 2005.
The Corporation’s contractual commitments as of December 31, 2005 are as follow:

(add 000)	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5 yrs.

ON BALANCE SHEET:
Long-term debt	$703,382	$863	$326,005	$1,023	$375,491
Debt guarantee payments to LLC	3,600	1,200	2,400	—	—
Postretirement benefits	63,072	3,437	7,248	7,547	44,840
Other retirement benefits	8,321	2,100	5,100	1,121	—
Capital leases	660	84	179	397	—
OFF BALANCE SHEET:
Interest on noncallable publicly traded long-term debt	322,120	46,340	84,042	51,895	139,843
Other retirement benefits	9,579	—	—	9,579	—
Preferred payments to LLC majority member	4,537	707	1,414	1,414	1,002
Operating leases	145,668	40,924	60,020	25,877	18,847
Royalty agreements	63,924	8,064	15,757	10,825	29,278
Purchase commitments-capital	66,906	66,906	—	—	—
Other commitments -energy and services	20,649	13,629	6,220	800	—

Total	$1,412,418	$184,254	$508,385	$110,478	$609,301

Notes A, G, J, L and N to the audited consolidated financial statements on pages 17 through 21; 23 and 24; 26 through 30; 31; and 32 and 33, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.
Contingent Liabilities and Commitments
The Corporation has entered into standby letter of credit agreements relating to workers’ compensation and automobile and general liability self-insurance. On December 31, 2005, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of approximately $24.6 million.
In the normal course of business at December 31, 2005, the Corporation was contingently liable for $117.7 million in surety bonds that guarantee its own performance and are required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. Four of these bonds, totaling $33.4 million, or 28% of all outstanding surety bonds, relate to specific performance for road projects currently underway. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.
Quantitative and Qualitative Disclosures about Market Risk
As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see Business Environment section on pages 44 through 57). Since June 30, 2004, the Federal Reserve Board has increased the federal funds rate from 1.00% to 4.50% at January 31, 2006. This increase could affect the residential construction market, which accounted

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-nine

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
for approximately 20 percent of the Corporation’s aggregates shipments in 2005. Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates, as a result of its temporary cash investments, including money market funds and overnight investments in Eurodollars; investments in variable rate demand notes; any outstanding commercial paper obligations; and defined benefit pension plans. Additionally, the Corporation’s earnings are affected by energy costs.
Variable Rate Demand Notes
The Corporation has $25 million of variable rate demand notes at December 31, 2005. These investments earn interest at variable interest rates that are reset weekly. Assuming a $25 million investment, a 1% change in interest rates would impact annual pretax earnings by $250,000.
Commercial Paper Obligations
The Corporation has a $250 million commercial paper program in which borrowings bear interest at a variable rate based on LIBOR. At December 31, 2005, there were no outstanding commercial paper borrowings.
Pension Expense
The Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Application of Critical Accounting Policies on pages 57 through 65.
Energy Costs
Energy costs, including diesel fuel, natural gas and liquid asphalt, represent significant production costs for the Corporation. Increases in these costs generally are tied to energy sector inflation. In 2005, energy costs increased significantly, with fuel price increases lowering earnings per diluted share by $0.38. A hypothetical 10% change in the Corporation’s energy prices in 2006 as compared with 2005, assuming constant volumes, would impact 2006 pretax earnings by approximately $12,000,000.
Aggregate Risk for Interest Rates and Energy Sector Inflation
The pension expense for 2006 is calculated based on assumptions selected at December 31, 2005. Therefore, interest rate risk in 2006 is limited to the potential effect related to outstanding commercial paper and variable demand rate notes. Assuming no commercial paper is outstanding, which is consistent with the December 31, 2005 balance, and $25 million of variable rate demand notes, the hypothetical effect of a 1% change in interest rates would impact annual pretax earnings by $250,000. Additionally, a 10% change in energy costs would impact annual pretax earnings by $12,000,000.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS (CONTINUED)
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
Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this annual report include, but are not limited to, business and economic conditions and trends in the markets the Corporation serves; the level and timing of federal and state transportation funding; levels of construction spending in the markets the Corporation serves; the impact of a decline in the residential construction market, including the timing and severity; interest rate sensitivity of the commercial and residential construction markets; unfavorable weather conditions, including hurricane activity; the sensitivity of the first and fourth quarters’ results to the effects of weather due to typically lower production levels and related profitability; changes in environmental and other governmental regulations; ability to recognize increased sales and quantifiable savings from internal expansion projects; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability; energy costs; wage inflation and increasing employee benefits’ impact on labor; continued increases in the cost of repair and supply parts; the costs of large-scale plant projects coming on line in 2006; rail and water transportation availability and costs, and their effect on the Corporation’s ability to improve its margins as a result of its distribution network; continued strength in the steel industry markets served by the Corporation’s Magnesia Specialties business; risks related to Structural Composite Products being a start-up business, including the successful development and implementation of the technological process and commercialization of strategic products for specific market segments; the impact of changes in the market price of the Corporation’s common stock on the valuation of stock-based compensation; possible disruption in commercial activities related to terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations; and other risk factors listed from time to time found in the Corporation’s filings with the Securities and Exchange Commission. Other factors besides those listed here may also adversely affect the Corporation and may be material to the Corporation. The Corporation assumes no obligation to update any forward-looking statements.
For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 36 through 71 of the 2005 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 17 through 21 and pages 32 and 33, respectively, of the audited consolidated financial statements included in the 2005 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-one

QUARTERLY PERFORMANCE
(unaudited)
(add 000, except per share)

	Total Revenues		Net Sales		Gross Profit		Net Earnings (Loss)

Quarter	2005	2004	2005	2004	2005	2004	2005	2004

First	$390,349	$338,130	$338,787	$296,539	$49,320	$36,716	$7,077	$(6,545)
Second	544,637	458,978	478,030	404,981	129,374	105,817	61,472	44,715
Third	565,481	492,877	498,450	435,916	134,662	111,106	76,360	54,003
Fourth	503,776	436,117	440,130	383,967	110,469	93,005	47,757	36,990

Totals	$2,004,243	$1,726,102	$1,755,397	$1,521,403	$423,825	$346,644	$192,666	$129,163

Per Common Share
							Stock Prices
	Basic Earnings[2]		Diluted Earnings[2]		Dividends Paid		High	Low	High	Low

Quarter	2005[1]	2004	2005[1]	2004	2005	2004	2005		2004

First	$0.15	$(0.14)	$0.15	$(0.14)	$0.20	$0.18	$58.37	$49.72	$50.69	$43.84
Second	1.32	0.93	1.30	0.92	0.20	0.18	$70.16	$54.09	$47.41	$41.31
Third	1.65	1.12	1.62	1.11	0.23	0.20	$79.04	$65.02	$46.41	$41.27
Fourth	1.03	0.77	1.02	0.77	0.23	0.20	$81.74	$70.50	$53.91	$43.36

Totals	$4.14	$2.68	$4.08	$2.66	$0.86	$0.76

[1]	Net earnings and basic and diluted earnings per common share in the third quarter include the reversal of $5.9 million, or $0.12 per diluted share, of tax reserves upon the expiration of the statute of limitations for federal examination of the 2001 tax year.

[2]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.
The following presents total revenues, net sales, net earnings (loss) and earnings (loss) per diluted share attributable to discontinued operations:
(add 000, except per share)

	Total Revenues		Net Sales		Net Earnings (Loss)		Earnings (Loss) per Diluted Share

Quarter	2005	2004	2005	2004	2005	2004	2005	2004

First	$3,916	$14,097	$3,524	$12,357	$(1,348)	$(13,495)	$(0.03)	$(0.28)
Second	2,050	12,089	1,380	10,792	(1,097)	(767)	(0.02)	(0.02)
Third	1,626	14,446	1,036	13,641	743	5,902	0.01	0.12
Fourth	574	9,854	284	8,924	(1,145)	7,076	(0.02)	0.15

Totals	$8,166	$50,486	$6,224	$45,714	$(2,847)	$(1,284)	$(0.06)	$(0.03)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-two

FIVE YEAR SUMMARY
(add 000, except per share)

	2005	2004	2003	2002	2001

Consolidated Operating Results
Net sales	$1,755,397	$1,521,403	$1,423,581	$1,349,697	$1,325,393
Freight and delivery revenues	248,846	204,699	203,905	184,266	193,741

Total revenues	2,004,243	1,726,102	1,627,486	1,533,963	1,519,134

Cost of sales, other costs and expenses	1,462,938	1,302,987	1,231,116	1,175,237	1,131,313
Freight and delivery costs	248,846	204,699	203,905	184,266	193,741

Cost of operations	1,711,784	1,507,686	1,435,021	1,359,503	1,325,054

	292,459	218,416	192,465	174,460	194,080
Other operating (income) and expenses, net	(16,248)	(11,975)	(6,841)	(4,820)	(12,072)

Earnings from Operations	308,707	230,391	199,306	179,280	206,152
Interest expense	42,597	42,734	42,587	44,028	46,792
Other nonoperating (income) and expenses, net	(1,937)	(606)	429	11,476	3,777

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	268,047	188,263	156,290	123,776	155,583
Taxes on income	72,534	57,816	46,903	32,578	52,914

Earnings from continuing operations before cumulative effect of change in accounting principle	195,513	130,447	109,387	91,198	102,669
Discontinued operations, net of taxes	(2,847)	(1,284)	(8,890)	6,617	2,693

Earnings before cumulative effect of change in accounting principle	192,666	129,163	100,497	97,815	105,362
Cumulative effect of change in accounting for asset retirement obligations	—	—	(6,874)	—	—
Cumulative effect of change in accounting for intangible assets	—	—	—	(11,510)	—

Net Earnings	$192,666	$129,163	$93,623	$86,305	$105,362

Basic Earnings Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$4.20	$2.71	$2.23	$1.87	$2.14
Discontinued operations	(0.06)	(0.03)	(0.18)	0.14	0.06

Earnings before cumulative effect of change in accounting principle	4.14	2.68	2.05	2.01	2.20
Cumulative effect of change in accounting principle	—	—	(0.14)	(0.24)	—

Basic Earnings Per Common Share	$4.14	$2.68	$1.91	$1.77	$2.20

Diluted Earnings Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$4.14	$2.69	$2.23	$1.87	$2.14
Discontinued operations	(0.06)	(0.03)	0.18	0.13	0.05

Earnings before cumulative effect of change in accounting principle	4.08	2.66	2.05	2.00	2.19
Cumulative effect of change in accounting principle	—	—	(0.14)	(0.23)	—

Diluted Earnings Per Common Share	$4.08	$2.66	$1.91	$1.77	$2.19

Pro forma earnings, assuming nonamoritization of goodwill provision of FAS 142 adopted on January 1, 2001:
Net earnings					$124,612
Earnings per diluted share					$2.59

Cash Dividends Per Common Share	$0.86	$0.76	$0.69	$0.58	$0.56

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$14,989	$5,750	$21,603	$21,387	$19,696
Current assets — other	587,052	618,503	589,048	511,782	491,949
Property, plant and equipment, net	1,166,351	1,065,215	1,042,432	1,067,576	1,082,189
Goodwill, net	569,263	567,495	577,586	577,449	571,186
Other intangibles, net	18,744	18,642	25,142	31,972	35,782
Other noncurrent assets	76,917	80,247	63,414	55,384	39,191

Total	$2,433,316	$2,355,852	$2,319,225	$2,265,550	$2,239,993

Current liabilities — other	$199,259	$202,843	$221,683	$200,936	$209,765
Current maturities of long-term debt	863	970	1,068	11,389	4,490
Long-term debt and commercial paper	709,159	713,661	717,073	733,471	797,385
Pension and postretirement benefits	98,714	88,241	76,917	101,796	81,650
Noncurrent deferred income taxes	149,972	139,179	116,647	101,018	95,859
Other noncurrent liabilities	101,664	57,531	55,990	33,930	28,632
Shareholders’ equity	1,173,685	1,153,427	1,129,847	1,083,010	1,022,212

Total	$2,433,316	$2,355,852	$2,319,225	$2,265,550	$2,239,993

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-three

Data for “2005 Net Sales by State of Destination - Aggregates Segment” on page 47
Aggregates Production and Sales

Location	% of Net Sales
Alabama	4%
Arkansas	3%
Bahamas	< 1%
California	< 1%
Florida	5%
Georgia	8%
Illinois	< 1%
Indiana	5%
Iowa	6%
Kansas	2%
Kentucky	< 1%
Louisiana	4%
Maryland	< 1%
Minnesota	1%
Mississippi	2%
Missouri	3%
Nebraska	2%
Nevada	< 1%
North Carolina	18%
Nova Scotia	< 1%
Ohio	4%
Oklahoma	2%
South Carolina	5%
Tennessee	< 1%
Texas	18%
Virginia	2%
Washington	< 1%
West Virginia	2%
Wisconsin	< 1%
Wyoming	< 1%
Aggregates Sales

Location	% of Net Sales
Colorado	< 1%
South Dakota	< 1%
Pennsylvania	< 1%

Data for “2005 and 2004 State Economies” on page 48
State Economies

Location	2005	2004
Alabama	Expanding	Flat
Arkansas	Expanding	Flat
Arizona	Expanding	Expanding
California	Expanding	Expanding
Colorado	Expanding	Flat
Connecticut	Expanding	Flat
Delaware	Expanding	Expanding
Florida	Expanding	Expanding
Georgia	Expanding	Flat
Idaho	Expanding	Expanding
Illinois	Expanding	Flat
Indiana	Expanding	Flat
Iowa	Expanding	Flat
Kansas	Expanding	Flat
Kentucky	Expanding	Flat
Louisiana	Expanding	Flat
Maine	Expanding	Expanding
Maryland	Expanding	Expanding
Massachusetts	Expanding	Flat
Michigan	Recession	Recession
Minnesota	Expanding	Flat
Mississippi	Expanding	Flat
Missouri	Expanding	Flat
Montana	Expanding	Expanding
Nebraska	Expanding	Flat
Nevada	Expanding	Expanding
New Hampshire	Expanding	Expanding
New Jersey	Expanding	Expanding
New Mexico	Expanding	Expanding
New York	Expanding	Flat
North Carolina	Expanding	Flat
North Dakota	Expanding	Expanding
Ohio	Expanding	Flat
Oklahoma	Expanding	Flat
Oregon	Expanding	Expanding
Pennsylvania	Expanding	Flat
Rhode Island	Expanding	Expanding
South Carolina	Expanding	Flat
South Dakota	Expanding	Expanding
Tennessee	Expanding	Flat
Texas	Expanding	Flat
Utah	Expanding	Expanding
Vermont	Expanding	Expanding
Virginia	Expanding	Expanding
Washington	Expanding	Expanding
West Virginia	Expanding	Flat
Wisconsin	Expanding	Flat
Wyoming	Expanding	Expanding