Form 10-K, Exhibit 13
period 2006-12-31
MARTIN MARIETTA MATERIALS INC
filed 2007-02-28
CIK 916076

S T A T E M E N T   O F   F I N A N C I A L   R E S P O N S I B I L I T Y
Shareholders
Martin Marietta Materials, Inc.
The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2006 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.
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
The Audit Committee of the Board of Directors, which consists of four independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission and the New York Stock Exchange as they relate to the composition and practices of audit committees.
Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2006.
The consolidated financial statements and management’s assertion regarding its assessment of internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

Stephen P. Zelnak, Jr.	Anne H. Lloyd
Chairman, Board of Directors	Senior Vice President,
and Chief Executive Officer	Chief Financial Officer and Treasurer

February 26, 2007
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page ten

R E P O R T    O F   I N D E P E N D E N T   R E G I S T E R E D    P U B L I C   A C C O U N T I N G    F I R M
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited management’s assessment, included in the accompanying Statement of Financial Responsibility, that Martin Marietta Materials, Inc., maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Martin Marietta Materials, Inc., maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, of Martin Marietta Materials, Inc., and subsidiaries and our report dated February 26, 2007, expressed an unqualified opinion thereon.
Raleigh, North Carolina
February 26, 2007
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page eleven

R E P O R T    O F   I N D E P E N D E N T   R E G I S T E R E D    P U B L I C   A C C O U N T I N G    F I R M
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note A to the consolidated financial statements, in 2006 the Corporation adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment; Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans; and Emerging Issues Task Force Issue 04-06, Accounting for Stripping Costs in the Mining Industry.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007, expressed an unqualified opinion thereon.
Raleigh, North Carolina
February 26, 2007
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twelve

C O N S O L I D A T E D   S T A T E M E N T S   O F   E A R N I N G S   for years ended December 31

(add 000, except per share)	2006	2005	2004

Net Sales	$1,942,897	$1,745,671	$1,515,889
Freight and delivery revenues	263,504	248,478	204,480

Total revenues	2,206,401	1,994,149	1,720,369

Cost of sales	1,420,433	1,321,279	1,169,302
Freight and delivery costs	263,504	248,478	204,480

Total cost of revenues	1,683,937	1,569,757	1,373,782

Gross Profit	522,464	424,392	346,587
Selling, general and administrative expenses	146,665	130,704	127,337
Research and development	736	662	891
Other operating (income) and expenses, net	(12,923)	(16,028)	(11,723)

Earnings from Operations	387,986	309,054	230,082
Interest expense	40,359	42,597	42,734
Other nonoperating (income) and expenses, net	(2,817)	(1,937)	(606)

Earnings from continuing operations before taxes on income	350,444	268,394	187,954
Taxes on income	106,640	72,681	57,739

Earnings from Continuing Operations	243,804	195,713	130,215
Gain (Loss) on discontinued operations, net of related tax expense (benefit) of $1,177, $(1,529) and $917 respectively	1,618	(3,047)	(1,052)

Net Earnings	$245,422	$192,666	$129,163

Net Earnings (Loss) Per Common Share
– Basic from continuing operations	$5.36	$4.21	$2.70
– Discontinued operations	0.04	(0.07)	(0.02)

	$5.40	$4.14	$2.68

– Diluted from continuing operations	$5.26	$4.14	$2.68
– Discontinued operations	0.03	(0.06)	(0.02)

	$5.29	$4.08	$2.66

Reconciliation of Denominators for Basic and Diluted Earnings Per Share Computations
– Basic weighted-average common shares outstanding	45,453	46,540	48,142
– Effect of dilutive employee and director awards	914	739	392

– Diluted weighted-average shares outstanding and assumed conversions	46,367	47,279	48,534

Cash Dividends Per Common Share	$1.01	$0.86	$0.76

The notes on pages 17 to 39 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page thirteen

C O N S O L I D A T E D   B A L A N C E   S H E E T S   at December 31

Assets (add 000)	2006	2005

Current Assets:
Cash and cash equivalents	$32,282	$76,745
Investments	—	25,000
Accounts receivable, net	242,399	225,012
Inventories, net	256,287	222,728
Current portion of notes receivable	2,521	5,081
Current deferred income tax benefits	25,317	14,989
Other current assets	33,548	32,486

Total Current Assets	592,354	602,041

Property, plant and equipment, net	1,295,491	1,166,351
Goodwill	570,538	569,263
Other intangibles, net	10,948	18,744
Noncurrent notes receivable	10,355	27,883
Other noncurrent assets	26,735	49,034

Total Assets	$2,506,421	$2,433,316

Liabilities and Shareholders’ Equity (add 000, except parenthetical share data)

Current Liabilities:
Bank overdraft	$8,390	$7,290
Accounts payable	85,237	93,445
Accrued salaries, benefits and payroll taxes	25,010	24,199
Pension and postretirement benefits	6,100	4,200
Accrued insurance and other taxes	32,297	39,582
Income taxes	—	1,336
Current maturities of long-term debt	125,956	863
Other current liabilities	32,082	29,207

Total Current Liabilities	315,072	200,122

Long-term debt	579,308	709,159
Pension, postretirement and postemployment benefits	106,413	98,714
Noncurrent deferred income taxes	159,094	149,972
Other noncurrent liabilities	92,562	101,664

Total Liabilities	1,252,449	1,259,631

Shareholders’ Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 44,851,000 and 45,727,000 shares outstanding at December 31, 2006 and 2005, respectively)	448	457
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	147,491	240,541
Accumulated other comprehensive loss	(36,051)	(15,325)
Retained earnings	1,142,084	948,012

Total Shareholders’ Equity	1,253,972	1,173,685

Total Liabilities and Shareholders’ Equity	$2,506,421	$2,433,316

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fourteen

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S   for years ended December 31

(add 000)	2006	2005	2004

Cash Flows from Operating Activities:
Net earnings	$245,422	$192,666	$129,163
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation, depletion and amortization	141,429	138,251	132,859
Stock-based compensation expense	13,438	3,702	2,288
Gains on divestitures and sales of assets	(7,960)	(10,670)	(17,126)
Deferred income taxes	17,156	5,711	38,544
Excess tax benefits from stock-based compensation transactions	(17,467)	15,337	1,045
Other items, net	(4,872)	(3,768)	(3,018)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(17,387)	(5,424)	11,926
Inventories, net	(33,681)	(10,952)	786
Accounts payable	(8,208)	3,621	13,374
Other assets and liabilities, net	10,322	(10,690)	(43,000)

Net Cash Provided by Operating Activities	338,192	317,784	266,841

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(265,976)	(221,401)	(163,445)
Acquisitions, net	(3,036)	(4,650)	(5,567)
Proceeds from divestitures and sales of assets	30,589	37,582	45,687
Purchases of investments	—	(25,000)	—
Proceeds from sales of investments	25,000	—	—
Railcar construction advances	(32,077)	—	—
Repayments of railcar construction advances	32,077	—	—
Other investing activities, net	—	(400)	—

Net Cash Used for Investing Activities	(213,423)	(213,869)	(123,325)

Cash Flows from Financing Activities:
Repayments of long-term debt	(415)	(532)	(1,065)
Borrowings on commercial paper and line of credit, net	537	—	—
Change in bank overdraft	1,100	(2,237)	(1,737)
Termination of interest rate swaps	—	(467)	—
Payments on capital lease obligations	(147)	(80)	—
Dividends paid	(46,421)	(39,953)	(36,507)
Repurchases of common stock	(172,888)	(178,787)	(71,507)
Issuances of common stock	31,535	33,266	3,787
Excess tax benefits from stock-based compensation transactions	17,467	—	—

Net Cash Used for Financing Activities	(169,232)	(188,790)	(107,029)

Net (Decrease) Increase in Cash and Cash Equivalents	(44,463)	(84,875)	36,487
Cash and Cash Equivalents, beginning of year	76,745	161,620	125,133

Cash and Cash Equivalents, end of year	$32,282	$76,745	$161,620

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$46,976	$46,711	$44,926
Cash paid for income taxes	$77,777	$66,106	$13,433

The notes on pages 17 to 39 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifteen

C O N S O L I D A T E D   S T A T E M E N T S   O F   S H A R E H O L D E R S’   E Q U I T Y

	Shares of			Accumulated Other		Total
	Common	Common	Additional	Comprehensive	Retained	Shareholders'
(add 000)	Stock	Stock	Paid-In Capital	Earnings (Loss)	Earnings	Equity

Balance at December 31, 2003	48,670	$486	$435,412	$(8,694)	$702,643	$1,129,847
Net earnings	—	—	—	—	129,163	129,163
Minimum pension liability, net of tax	—	—	—	(276)	—	(276)

Comprehensive earnings						128,887
Dividends declared	—	—	—	—	(36,507)	(36,507)
Issuances of common stock for stock award plans	158	1	5,923	—	—	5,924
Repurchases of common stock	(1,522)	(15)	(74,709)	—	—	(74,724)

Balance at December 31, 2004	47,306	472	366,626	(8,970)	795,299	1,153,427
Net earnings	—	—	—	—	192,666	192,666
Minimum pension liability, net of tax	—	—	—	(6,355)	—	(6,355)

Comprehensive earnings						186,311
Dividends declared	—	—	—	—	(39,953)	(39,953)
Issuances of common stock for stock award plans	1,079	11	49,459	—	—	49,470
Repurchases of common stock	(2,658)	(26)	(175,544)	—	—	(175,570)

Balance at December 31, 2005	45,727	457	240,541	(15,325)	948,012	1,173,685
Write off of capitalized stripping costs, net of tax	—	—	—	—	(4,929)	(4,929)
Reclassification of stock-based compensation liabilities to shareholders’ equity for FAS 123(R) adoption	—	—	12,339	—	—	12,339

Net earnings	—	—	—	—	245,422	245,422
Minimum pension liability, net of tax	—	—	—	(1,548)	—	(1,548)
Foreign currency translation gain, net of tax	—	—	—	2,419	—	2,419
Change in fair value of forward starting interest rate swap agreements, net of tax	—	—	—	(1,179)	—	(1,179)

Comprehensive earnings						245,114

Reclassifications of unrecognized actuarial losses, prior service costs and transition assets for FAS 158 adoption, net of tax	—	—	—	(20,418)	—	(20,418)
Dividends declared	—	—	—	—	(46,421)	(46,421)
Issuances of common stock for stock award plans	998	10	54,042	—	—	54,052
Repurchases of common stock	(1,874)	(19)	(172,869)	—	—	(172,888)
Stock-based compensation expense	—	—	13,438	—	—	13,438

Balance at December 31, 2006	44,851	$448	$147,491	$(36,051)	$1,142,084	$1,253,972

The notes on pages 17 to 39 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S

Note A: Accounting Policies
Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The Corporation’s aggregates products, which include crushed stone, sand and gravel, are used primarily for construction of highways and other infrastructure projects, and in the domestic commercial and residential construction industries. Certain other aggregates products are used in the agricultural industry. These aggregates products, along with asphalt products and ready mixed concrete, are sold and shipped from a network of 307 quarries, distribution facilities and plants to customers in 31 states, Canada, the Bahamas and the Caribbean Islands. North Carolina, Texas, Georgia, Iowa and South Carolina account for approximately 58% of the Aggregates business’ 2006 net sales. The Aggregates business contains the following reportable segments: Mideast Group, Southeast Group and West Group. The Mideast Group operates primarily in Indiana, Maryland, North Carolina, Ohio, Virginia and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, South Carolina, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, California, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Washington, Wisconsin and Wyoming.
In addition to the Aggregates business, the Corporation has a Specialty Products segment that produces magnesia-based chemicals products used in industrial, agricultural and environmental applications; dolomitic lime sold primarily to customers in the steel industry; and structural composite products.
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
Cash and Cash Equivalents. Cash equivalents are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase. Additionally, at December 31, 2005, cash of $878,000 was held in an unrestricted escrow account on behalf of the Corporation and was reported in other noncurrent assets.
Investments. At December 31, 2005, investments were comprised of variable rate demand notes. These available-for-sale securities were carried at fair value. While the contractual maturity for each of the Corporation’s variable rate demand notes exceeded ten years, these securities represented investments of cash available for current operations. Therefore, in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, these securities were classified as current assets in the 2005 consolidated balance sheet. During 2006, the Corporation sold the investments at their par values and, accordingly, did not recognize a gain or loss related to the sale.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventeen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

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
Notes Receivable. Notes receivable are stated at cost. The Corporation records an allowance for notes receivable deemed uncollectible. At December 31, 2006 and 2005, the allowance for uncollectible notes receivable was $853,000 and $795,000, respectively.
Properties and Depreciation. Property, plant and equipment are stated at cost. The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	1 to 50 years
Machinery & Equipment	1 to 35 years
Land Improvements	1 to 30 years
The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven and probable, when economically mineable by the Corporation’s geological and operational staff, and when demand supports investment in the market. Quarry development costs are classified as mineral reserves.
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
Derivatives. The Corporation records derivative instruments at fair value on its consolidated balance sheet. At December 31, 2006, the Corporation’s derivatives were forward starting interest rate swaps, which represent cash flow hedges. The Corporation’s objective for holding these derivatives is to lock in the interest rate related to a por-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page eighteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

tion of the Corporation’s anticipated refinancing of Notes due in 2008. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), the fair values of these hedges are recorded as other noncurrent assets or liabilities in the consolidated balance sheet and changes in the fair value are recorded net of tax directly in shareholders’ equity as other comprehensive earnings or loss. The changes in fair value recorded as other comprehensive earnings or loss will be reclassified to earnings in the same periods as interest expense is incurred on the anticipated debt issuance. At December 31, 2005, the Corporation did not hold any derivative instruments.
Retirement Plans and Postretirement Benefits. The Corporation sponsors defined benefit retirement plans and provides other postretirement benefits. The Corporation’s defined benefit retirement plans comply with the following principal standards: the Employee Retirement Income Security Act of 1974, as amended (ERISA), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements; and Statement of Financial Accounting Standards No. FAS 87, Employers’ Accounting for Pensions (“FAS 87”), which specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy. The Corporation’s other postretirement benefits comply with Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions (“FAS 106”), which requires the cost of providing post-retirement benefits to be recognized over an employee’s service period. Further, the Corporation’s defined benefit retirement plans and other postretirement benefits comply with Statement of Financial Accounting Standards No. 132(R), Employers’ Disclosures About Pensions and Other Postretirement Benefits (“FAS 132(R)”), as revised, which establishes rules for financial reporting.
On December 31, 2006, the Corporation adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FAS 87, 88, 106 and 132(R) (“FAS 158”). FAS 158 required the Corporation to recognize the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive earnings or loss, net of tax. The adjustment to accumulated other comprehensive earnings or loss at adoption represents the net unrecognized actuarial gains or losses, any unrecognized prior service costs and any unrecognized transition obligations remaining from the initial adoption of FAS 87 and FAS 106, all of which were previously netted against a plan’s funded status in the Corporation’s consolidated balance sheet pursuant to the provisions of FAS  87 and FAS 106. These amounts will be subsequently recognized as a component of net periodic benefit cost pursuant to the Corporation’s historical accounting policy for amortizing such amounts. Further, actuarial gains or losses that arise in subsequent periods are not recognized as net periodic benefit cost in the same periods, but rather will be recognized as a component of other comprehensive earnings or loss. Those amounts will be subsequently recognized as a component of net periodic benefit cost. Finally, FAS 158 requires an employer to measure plan assets and benefit obligations as of the date of the employer’s balance sheet. The measurement date requirement is effective for fiscal years ending after December 15, 2008. The Corporation currently uses an annual measurement date of November 30.
The adoption of FAS 158 had no impact on the Corporation’s consolidated statements of earnings or cash flows for the year ended December 31, 2006 or for any prior periods presented and will not affect the Corporation’s operating results in future periods. The incremental effects of adopting the recognition and disclosure provisions of FAS 158 on the Corporation’s consolidated balance sheet at December 31, 2006 are presented in the following table. Prior to adopting FAS 158 at December 31, 2006, the Corporation recognized an additional minimum pension liability pursuant to the provisions of FAS  87. The effect of recognizing this additional minimum pension liability is included in the table below in the column labeled “Prior to Adopting FAS 158.”

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page nineteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

	Prior to	Effect of	As Reported at
	Adopting	Adopting	December 31,
(add 000)	FAS 158	FAS 158	2006

Intangible pension asset	$5,589	$(5,589)	$ —
Accrued pension liability	$22,134	$35,923	$ 58,057
Accrued postretirement liability	$60,766	$(7,735)	$ 53,031
Noncurrent deferred income taxes	$172,453	$(13,359)	$159,094
Accumulated other comprehensive loss	$15,633	$20,418	$ 36,051
In addition to changes in the fair value of forward starting swap agreements and foreign currency translation adjustments, accumulated other comprehensive loss at December 31, 2006 included the following amounts that have not yet been recognized in net periodic benefit costs related to the Corporation’s pension plans: unrecognized transition asset of $17,000 ($11,000 net of tax); unrecognized prior service costs of $5,606,000 ($3,389,000 net of tax) and unrecognized actuarial losses of $63,836,000 ($38,589,000 net of tax). Further, accumulated other comprehensive loss at December 31, 2006 included the following amounts for the Corporation’s other postretirement benefits that have not yet been recognized in net periodic benefit costs: unrecognized prior service credit of $11,030,000 ($6,668,000 net of tax) and unrecognized actuarial losses of $3,295,000 ($1,992,000 net of tax).
Stock-Based Compensation. The Corporation has stock-based compensation plans for employees and directors. Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)”) to account for these plans. FAS 123(R) requires all forms of share-based payments to employees, including stock options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, FAS 123(R) requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. As required by FAS 123(R), the Corporation will continue to recognize compensation cost over the explicit vesting period for all unvested awards as of January 1, 2006, with acceleration for any remaining unrecognized compensation cost if an employee retires prior to the end of the vesting period.
The Corporation adopted the provisions of FAS 123(R) using the modified prospective transition method, which recognizes stock option awards as compensation expense for unvested awards as of January 1, 2006 and awards granted or modified subsequent to that date. In accordance with the modified prospective transition method, the Corporation’s consolidated statements of earnings and cash flows for the years ended December 31, 2005 and 2004 have not been restated and do not include the impact of FAS 123(R).
Under FAS 123(R), an entity may elect either the accelerated expense recognition method or a straight-line recognition method for awards subject to graded vesting based on a service condition. The Corporation elected to use the accelerated expense recognition method for stock options issued to employees. The accelerated recognition method requires stock options that vest ratably to be divided into tranches. The expense for each tranche is allocated to its particular vesting period.
The adoption of FAS 123(R) did not change the Corporation’s accounting for stock-based compensation related to restricted stock awards, incentive compensation awards and directors’ fees paid in the form of common stock. The Corporation continues to expense the fair value of these awards based on the closing price of the Corporation’s common stock on the awards’ respective grant dates.
The adoption of FAS 123(R) resulted in the recognition of compensation expense for stock options granted by the Corporation. During the year ended December 31, 2006, the Corporation recognized $3,201,000 of compensation expense for the May 2006 grant of 168,393 stock options (141,393 to employees and 27,000 to directors). Of this amount, $885,000 related to directors’ options that were expensed at the grant date as the options vested immediately. The remaining options are being expensed over their requisite service periods. With the current forfeiture rate assumptions, total stock-based compensation expense to be recognized for the May 2006 option grant is $5,397,000, of which $2,196,000 has yet to be recognized as of December 31, 2006.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The impact of expensing stock options granted in 2006 and the unvested portion of outstanding employee stock options at January 1, 2006 affected the Corporation’s results of operations for the year ended December 31, 2006 as follows:

(add 000, except per share)
Decreased earnings from continuing operations before taxes on income by:	$5,897
Decreased earnings from continuing operations and net earnings by:	$3,564
Decreased basic and diluted earnings per share by:	$0.08
Furthermore, FAS 123(R) requires tax benefits attributable to stock-based compensation transactions to be classified as financing cash flows. Prior to the adoption of FAS 123(R), the Corporation presented excess tax benefits from stock-based compensation transactions as an operating cash flow on its consolidated statements of cash flows. The $17,467,000 excess tax benefit classified as a financing cash flow for the year ended December 31, 2006 would have been classified as an operating cash inflow had the Corporation not adopted FAS 123(R).
In connection with the adoption of FAS 123(R), the Corporation reclassified $12,339,000 of stock-based compensation liabilities to additional paid-in-capital, thereby increasing shareholders’ equity at January 1, 2006.
Prior to January 1, 2006, the Corporation accounted for its stock-based compensation plans under the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees and Related Interpretations. As the Corporation granted stock options with an exercise price equal to the market value of the stock on the date of grant, no compensation cost for stock options granted was recognized in net earnings as reported in the consolidated statements of earnings prior to adopting FAS 123(R). The following table illustrates the effect on net earnings and earnings per share if the Corporation had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation:

years ended December 31
(add 000, except per share)	2005	2004

Net earnings, as reported	$192,666	$129,163
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	2,147	1,244
Deduct: Stock-based compensation expense determined under fair value for all awards, net of related tax effects	(5,525)	(5,185)

Pro forma net earnings	$189,288	$125,222

Earnings per share:
Basic-as reported	$4.14	$2.68

Basic-pro forma	$4.07	$2.60

Diluted-as reported	$4.08	$2.66

Diluted-pro forma	$4.00	$2.58

The Corporation used the lattice valuation model to determine the fair value of stock option awards granted under the Corporation’s stock-based compensation plans. The lattice valuation model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables and is considered to result in a more accurate valuation of employee stock options. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data. Other key assumptions used in determining the fair value of the stock options awarded in 2006, 2005 and 2004 were:

	2006	2005	2004

Risk-free interest rate	4.92%	3.80%	4.00%
Dividend yield	1.10%	1.60%	1.68%
Volatility factor	31.20%	30.80%	26.10%
Expected term	6.9 years	6.3 years	6.6 years
Based on these assumptions, the weighted-average fair value of each stock option granted was $33.21, $18.72 and $11.00 for 2006, 2005 and 2004, respectively.
The risk-free interest rate reflects the interest rate on zero-coupon U.S. government bonds available at the time each option was granted having a remaining life approximately equal to the option’s expected life. The

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-one

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

dividend yield represents the dividend rate expected to be paid over the option’s expected life and is based on the Corporation’s historical dividend payments and targeted dividend pattern. The Corporation’s volatility factor measures the amount by which its stock price is expected to fluctuate during the expected life of the option and is based on historical stock price changes. Additionally, FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Corporation estimated forfeitures and will ultimately recognize compensation cost only for those stock-based awards that vest.
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
Sales Taxes. Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and, therefore, are not reflected in the consolidated statements of earnings.
Research and Development Costs. Research and development costs are charged to operations as incurred.
Start-Up Costs. Preoperating costs and noncapital start-up costs for new facilities and products are charged to operations as incurred.
Comprehensive Earnings. Comprehensive earnings for the Corporation consist of net earnings, foreign currency translation adjustments, changes in the fair value of forward starting interest rate swap agreements and adjustments to the minimum pension liability.
The components of accumulated other comprehensive loss consist of the following at December 31:

(add 000)	2006	2005	2004

FAS 158 reclassifications	$(37,291)	$—	$—
Foreign currency translation gains	2,419	—	—
Changes in fair value of forward starting interest rate swap agreements	(1,179)	—	—
Minimum pension liability	—	(15,325)	(8,970)

Accumulated other comprehensive loss	$(36,051)	$(15,325)	$(8,970)

FAS 158 reclassifications represent unrecognized actuarial losses, prior service costs and transition assets for the adoption of FAS 158. The FAS 158 reclassifications and changes in fair value of forward starting interest rate swap agreements at December 31, 2006 are net of noncurrent deferred tax assets of $24,399,000 and $772,000, respectively. The minimum pension liability at December 31, 2005 and 2004 is net of deferred tax assets of $10,027,000 and $5,869,000, respectively.
Earnings Per Common Share. Basic earnings per common share are based on the weighted-average number of common shares outstanding during the year. Diluted earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards to be issued to employees and nonemployee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements. The diluted per-share computations reflect a change in the number of common shares outstanding (the “denominator”) to include

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-two

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. For each year presented in the Corporation’s consolidated statements of earnings, the net earnings available to common shareholders (the “numerator”) is the same for both basic and dilutive per-share computations.
Accounting Changes. Effective January 1, 2006, the Corporation adopted Emerging Issues Task Force Issue 04-06, Accounting for Stripping Costs in the Mining Industry (“EITF 04-06”). EITF 04-06 clarifies that post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, should be considered costs of the extracted minerals under a full absorption costing system and recorded as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory. Prior to the adoption of EITF 04-06, the Corporation capitalized certain post-production stripping costs and amortized these costs over the lesser of half of the life of the uncovered reserve or 5 years. In connection with the adoption of EITF 04-06, the Corporation wrote off $8,148,000 of capitalized post-production stripping costs previously reported as other noncurrent assets and a related deferred tax liability of $3,219,000, thereby reducing retained earnings by approximately $4,929,000 at January 1, 2006.
The Corporation adopted Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”), on January 1, 2006. The amendments made by FAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges and require the allocation of fixed production overhead to inventory to be based on the normal capacity of the underlying production facilities. The adoption of FAS 151 did not impact the Corporation’s net earnings or financial position.
In September 2006, the U.S. Securities and Exchange Commission published Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. For corrections of errors that were properly determined to be immaterial prior to its adoption, SAB 108 permits an entity to record the correcting amount as an adjustment to the opening balance of assets and liabilities, with an offsetting cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. The Corporation adopted SAB 108 for the year ended December 31, 2006. The adoption of SAB 108 did not impact the Corporation’s financial position.
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertain Tax Positions, an Interpretation of FAS 109 (“FIN 48”), which clarifies the criteria for recognition and measurement of benefits from uncertain tax positions. Under FIN 48, an entity should recognize a tax benefit when it is “more-likely-than-not,” based on the technical merits, that the position would be sustained upon examination by a taxing authority. The amount to be recognized should be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Furthermore, any change in the recognition, derecognition or measurement of a tax position should be recognized in the interim period in which the change occurs. FIN 48 is effective January 1, 2007 for the Corporation, and any change in net assets as a result of applying the Interpretation will be recognized as an adjustment to retained earnings at that date. Management is in the process of evaluating its uncertain tax positions in accordance with FIN 48 and, at this time, believes that the adoption of FIN 48 will not have a material adverse effect on the Corporation’s financial position.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. FAS 157 applies to all accounting pronouncements that require fair value measurements, except for the measurement of share-based payments. FAS 157 is effective January 1, 2008 for the Corporation. The Corporation

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-three

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

does not expect the adoption of FAS 157 to materially change its current practice of measuring fair value.
In June 2005, the FASB issued Exposure Draft, Business Combinations, a Replacement of FAS No. 141. In its current form, the exposure draft requires recognizing the full fair value of all assets acquired, liabilities assumed and non-controlling minority interests in acquisitions of less than a 100% controlling interest; expensing all acquisition-related transaction and restructuring costs; capitalizing in-process research and development assets acquired; and recognizing contingent consideration obligations and contingent gains acquired and contingent losses assumed. The FASB has indicated that it expects to issue a final standard during 2007 to be applied prospectively to all business combinations with acquisition dates on or after the effective date, which is still being deliberated.
Reclassifications. Certain 2005 and 2004 amounts included on the consolidated statements of cash flows have been reclassed to conform to the 2006 presentation. The reclassifications had no impact on previously reported net cash provided by or used for operating, investing and financing activities.
Note B: Intangible Assets
The following table shows the changes in goodwill, all of which relate to the Aggregates business, by reportable segment and in total for the years ended December 31:

	Mideast	Southeast	West
	Group	Group	Group	Total
(add 000)	2006

Balance at beginning of period	$106,757	$60,494	$402,012	$569,263
Acquisitions	—	—	202	202
Adjustments to purchase price allocations	—	—	1,998	1,998
Amounts allocated to divestitures	—	—	(925)	(925)

Balance at end of period	$106,757	$60,494	$403,287	$570,538

	Mideast	Southeast	West
	Group	Group	Group	Total
(add 000)	2005

Balance at beginning of period	$106,757	$60,494	$400,244	$567,495
Acquisitions	—	—	2,685	2,685
Adjustments to purchase price allocations	—	—	308	308
Amounts allocated to divestitures	—	—	(1,225)	(1,225)

Balance at end of period	$106,757	$60,494	$402,012	$569,263

Intangible assets subject to amortization consist of the following at December 31:

	Gross	Accumulated	Net
	Amount	Amortization	Balance
(add 000)	2006

Noncompetition agreements	$16,110	$(12,033)	$4,077
Trade names	1,300	(1,006)	294
Supply agreements	900	(872)	28
Use rights and other	13,108	(6,759)	6,349

Total	$31,418	$(20,670)	$10,748

	2005

Noncompetition agreements	$26,171	$(20,616)	$5,555
Trade names	1,800	(1,042)	758
Supply agreements	900	(789)	111
Use rights and other	19,072	(6,952)	12,120

Total	$47,943	$(29,399)	$18,544

During 2006, the Corporation did not acquire any additional intangible assets. The Corporation acquired $5,396,000 of equipment use rights during 2005, which are subject to amortization. The weighted-average amortization period for these use rights is 12.8 years in 2005.
At December 31, 2006 and 2005, the Corporation had water use rights of $200,000 that are deemed to have an indefinite life and are not being amortized.
During 2006, the Corporation wrote off a licensing agreement related to the structural composites product line, as the asset had no future use to the Corporation. The write off, which was included in cost of sales on the consolidated statement of earnings, reduced net earnings by approximately $460,000, or $0.01 per diluted share.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-four

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

Total amortization expense for intangible assets for the years ended December 31, 2006, 2005 and 2004 was $3,858,000, $3,964,000 and $4,677,000, respectively.
The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)

2007	$1,859
2008	1,356
2009	1,034
2010	924
2011	924
Thereafter	4,651

Total	$10,748

Note C: Business Combinations and Divestitures
Effective January 1, 2005, the Corporation formed a joint venture with Hunt Midwest Enterprises (“Hunt Midwest”) to operate substantially all of the aggregates facilities of both companies in Kansas City and surrounding areas. The joint venture company, Hunt Martin Materials LLC, is 50% owned by each party. The Corporation consolidated the financial statements of the joint venture effective January 1, 2005 and includes minority interest for the net assets attributable to Hunt Midwest in other noncurrent liabilities. In the Corporation’s consolidated financial statements, the assets contributed by Hunt Midwest were recorded at their fair value on the date of contribution to the joint venture, while assets contributed by the Corporation continued to be recorded at historical cost. The terms of the joint venture agreement provide that the Corporation will operate as the managing partner and receive a management fee based on tons sold. Additionally, pursuant to the joint venture agreement, the Corporation has provided a $7,000,000 revolving credit facility for working capital purposes and a term loan that provides up to $26,000,000 for a capital project. Any outstanding borrowings under these agreements are eliminated in the Corporation’s consolidated financial statements. The joint venture has a term of fifty years with certain purchase rights provided to the Corporation and Hunt Midwest.
In 2006, the Corporation disposed of or permanently shut down various underperforming operations in the following markets:

Reportable Segment	Markets

Mideast Group	Ohio
Southeast Group	Alabama and Louisiana
West Group	Arkansas, Kansas, Missouri,
Texas and Washington
These divestitures represent discontinued operations, and, therefore, the results of their operations through the dates of disposal and any gain or loss on disposals are included in discontinued operations on the consolidated statements of earnings.
The discontinued operations included the following net sales, pretax loss on operations, pretax gain or loss on disposals, income tax expense or benefit and overall net earnings or loss:

years ended December 31
(add 000)	2006	2005	2004

Net sales	$4,196	$15,950	$51,228

Pretax loss on operations	$(262)	$(3,676)	$(6,862)
Pretax gain (loss) on disposals	3,057	(900)	6,727

Pretax gain (loss)	2,795	(4,576)	(135)
Income tax expense (benefit)	1,177	(1,529)	917

Net earnings (loss)	$1,618	$(3,047)	$(1,052)

On October 29, 2004, the Corporation divested certain asphalt plants in the Houston, Texas area. In connection with the divestiture, the Corporation entered into a supply agreement to sell aggregates to the buyer at market rates. The divestiture is included in continuing operations because of the Corporation’s continuing financial interest in the Houston asphalt market.
Note D: Accounts Receivable, Net

December 31
(add 000)	2006	2005

Customer receivables	$242,497	$225,039
Other current receivables	4,807	5,518

	247,304	230,557
Less allowances	(4,905)	(5,545)

Total	$242,399	$225,012

Bad debt expense was $300,000, $1,855,000 and $3,574,000 in 2006, 2005 and 2004, respectively, and is recorded in other operating income and expenses, net, on the consolidated statements of earnings.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-five

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

Note E: Inventories, Net

December 31
(add 000)	2006	2005

Finished products	$213,302	$185,681
Products in process and raw materials	19,271	17,990
Supplies and expendable parts	37,935	31,158

	270,508	234,829
Less allowances	(14,221)	(12,101)

Total	$256,287	$222,728

During 2006 and 2005, the Corporation reserved certain inventories related to its structural composites product line. The charges reduced net earnings by approximately $664,000, or $0.01 per diluted share, for 2006, and approximately $2,877,000, or $0.06 per diluted share, for 2005.
Note F: Property, Plant and Equipment, Net

December 31
(add 000)	2006	2005

Land and improvements	$379,925	$317,803
Mineral reserves	186,001	190,914
Buildings	93,310	87,748
Machinery and equipment	2,000,880	1,781,990
Construction in progress	79,211	123,319

	2,739,327	2,501,774
Less allowances for depreciation, depletion and amortization	(1,443,836)	(1,335,423)

Total	$1,295,491	$1,166,351

At December 31, 2006 and 2005, the net carrying value of mineral reserves was $131,249,000 and $139,212,000, respectively.
The gross asset values and related accumulated amortization for machinery and equipment recorded under capital leases at December 31 were as follows:

(add 000)	2006	2005

Machinery and equipment under capital leases	$1,014	$740
Less accumulated amortization	(231)	(81)

Total	$783	$659

Depreciation, depletion and amortization expense related to property, plant and equipment was $136,866,000, $133,593,000 and $127,496,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
Interest cost of $5,420,000, $3,045,000 and $1,101,000 was capitalized during 2006, 2005 and 2004, respectively.
At December 31, 2006 and 2005, $80,887,000 and $82,399,000, respectively, of the Corporation’s net fixed assets were located in foreign countries, namely the Bahamas and Canada.
Note G: Long-Term Debt

December 31
(add 000)	2006	2005

6.875% Notes, due 2011	$249,829	$249,800
5.875% Notes, due 2008	204,224	206,277
6.9% Notes, due 2007	124,995	124,988
7% Debentures, due 2025	124,312	124,295
Line of credit, interest rate of 5.83%	537	—
Acquisition notes, interest rates ranging from 2.11% to 8.00%	702	3,657
Other notes	665	1,005

Total	705,264	710,022
Less current maturities	(125,956)	(863)

Long-term debt	$579,308	$709,159

All Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. None are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Notes and Debentures are as follows:

	Principal
	Amount	Effective	Maturity
	(add 000)	Interest Rate	Date

6.875% Notes	$249,975	6.98%	April 1, 2011
5.875% Notes	$200,000	6.03%	December 1, 2008
6.9% Notes	$125,000	7.00%	August 15, 2007
7% Debentures	$125,000	7.12%	December 1, 2025
At December 31, 2006 and 2005, the unamortized value of terminated interest rate swaps was $4,469,000 and $6,640,000, respectively, and was included in the carrying values of the Notes due in 2008. The accretion of the unamortized value of terminated swaps will decrease annual interest expense by approximately $2,200,000 until the maturity of the Notes in 2008.
In September 2006, the Corporation entered into two forward starting interest rate swap agreements (the “Swap Agreements”) with a total notional amount of

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-six

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

$150,000,000. Each of the two Swap Agreements covers $75,000,000 of principal. The Swap Agreements locked in at 5.42% the interest rate relative to LIBOR related to $150,000,000 of the Corporation’s anticipated refinancing of its $200,000,000 5.875% Notes due in 2008. Each of the Swap Agreements provides for a single payment at its mandatory termination date, December 1, 2008. If the LIBOR swap rate increases above 5.42% at the mandatory termination date, the Corporation will receive a payment from each of the counterparties based on the notional amount of each agreement over an assumed 10-year period. If the LIBOR swap rate falls below 5.42% at the mandatory termination date, the Corporation will be obligated to make a payment to each of the counterparties on the same basis. In accordance with FAS 133, the fair values of the Swap Agreements are recorded as an asset or liability in the consolidated balance sheet. The change in fair value is recorded net of tax directly in shareholders’ equity as other comprehensive earnings/loss. At December 31, 2006, the fair value of the Swap Agreements was a liability of $1,951,000 and was included in other noncurrent liabilities in the Corporation’s consolidated balance sheet with a corresponding loss of $1,179,000, net of a deferred tax asset of $772,000, recorded in other comprehensive earnings/loss.
The Corporation has a $250,000,000 five-year revolving credit agreement (the “Credit Agreement”), which is syndicated with a group of domestic and foreign commercial banks. In June 2006, the Corporation extended the expiration date of the Credit Agreement by one year to June 30, 2011. Borrowings under the Credit Agreement are unsecured and bear interest, at the Corporation’s options, at rates based upon: (1) the Eurodollar rate (as defined on the basis of LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Credit Agreement contains restrictive covenants relating to the Corporation’s debt-to-capitalization ratio, requirements for limitations on encumbrances and provisions that relate to certain changes in control. Available borrowings under the Credit Agreement are reduced by any outstanding letters of credit issued by the Corporation under the Credit Agreement. At December 31, 2006, the Corporation had
$1,650,000 of outstanding letters of credit issued under the Credit Agreement. No outstanding letters of credit were issued under the Credit Agreement at December 31, 2005. The Corporation pays an annual loan commitment fee to the bank group. No borrowings were outstanding under the Credit Agreement at December 31, 2006 and 2005.
The Credit Agreement supports a $250,000,000 commercial paper program. No borrowings were outstanding under the commercial paper program at December 31, 2006 or 2005.
At December 31, 2006, $537,000 was outstanding under a $10,000,000 line of credit. No borrowings were outstanding under the line of credit at December 31, 2005.
Excluding the unamortized value of the terminated interest rate swaps, the Corporation’s long-term debt maturities for the five years following December 31, 2006, and thereafter are:

(add 000)

2007	$125,956
2008	199,913
2009	50
2010	52
2011	249,883
Thereafter	124,941

Total	$700,795

Note H: Financial Instruments
In addition to publicly registered long-term notes and debentures and the Swap Agreements, the Corporation’s financial instruments include temporary cash investments, investments, accounts receivable, notes receivable, bank overdraft and other long-term debt.
Temporary cash investments are placed with creditworthy financial institutions, primarily in money market funds and Euro-time deposits. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.
The Corporation did not hold any investments at December 31, 2006. At December 31, 2005, investments were comprised of variable rate demand notes and were remarketed

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-seven

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

with creditworthy financial institutions. As these available-for-sale securities were redeemable with 7-day written notice, their estimated fair values approximated their carrying amounts.
Customer receivables are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in certain states (see Note A). The estimated fair values of customer receivables approximate their carrying amounts.
Notes receivable are primarily related to divestitures and are not publicly traded. However, using current market interest rates, but excluding adjustments for credit worthiness, if any, management estimates that the fair value of notes receivable approximates its carrying amount. At December 31, 2005, the Corporation had a note receivable related to one divestiture with a carrying value of $12,507,000. The Corporation received full repayment of the note in 2006.
The bank overdraft represents the float of outstanding checks. The estimated fair value of the bank overdraft approximates its carrying value.
The estimated fair value of the Corporation’s publicly registered long-term notes and debentures at December 31, 2006 was approximately $722,219,000, compared with a carrying amount of $698,891,000 on the consolidated balance sheet. The estimated fair value and carrying amount exclude the impact of interest rate swaps. The fair value of this long-term debt was estimated based on quoted market prices. The estimated fair value of other borrowings of $1,904,000 at December 31, 2006 approximates its carrying amount.
The carrying values and fair values of the Corporation’s financial instruments at December 31 are as follow:

	2006
(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$32,282	$32,282
Accounts receivable, net	$242,399	$242,399
Notes receivable	$12,876	$12,876
Bank overdraft	$8,390	$8,390
Long-term debt, excluding interest rate swaps	$700,795	$724,123
Swap agreement liabilities	$1,951	$1,951

	2005
(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$76,745	$76,745
Investments	$25,000	$25,000
Accounts receivable, net	$225,012	$225,012
Notes receivable	$32,964	$32,964
Bank overdraft	$7,290	$7,290
Long-term debt, excluding interest rate swaps	$703,382	$749,012
Note I: Income Taxes
The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follows:

years ended December 31
(add 000)	2006	2005	2004

Federal income taxes:
Current	$79,385	$54,141	$10,112
Deferred	13,047	7,654	36,364

Total federal income taxes	92,432	61,795	46,476

State income taxes:
Current	9,431	11,916	7,766
Deferred	4,055	(1,839)	1,821

Total state income taxes	13,486	10,077	9,587

Foreign income taxes:
Current	669	788	992
Deferred	53	21	684

Total foreign income taxes	722	809	1,676

Total provision	$106,640	$72,681	$57,739

For the years ended December 31, 2006, 2005 and 2004, income tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $24,112,000, $15,337,000 and $1,045,000, respectively.
The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2006	2005	2004

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(6.4)	(8.4)	(8.0)
State income taxes	1.8	2.1	0.2
Valuation allowance for state loss carryforwards	0.3	0.3	3.0
Tax reserves	0.1	(1.4)	0.4
Goodwill write offs	—	—	1.2
Effect of foreign operations	(0.9)	(0.4)	—
Other items	0.5	(0.1)	(1.1)

Effective tax rate	30.4%	27.1%	30.7%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-eight

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The principal components of the Corporation’s deferred tax assets and liabilities at December 31 are as follows:

	Deferred
	Assets (Liabilities)
(add 000)	2006	2005

Property, plant and equipment	$(187,913)	$(180,870)
Goodwill and other intangibles	(24,725)	(21,207)
Employee benefits	35,384	36,516
Valuation and other reserves	13,896	14,937
Inventories	4,966	7,058
Net operating loss carryforwards	7,194	6,910
Valuation allowance on deferred tax assets	(6,821)	(6,323)
Other items, net	(929)	(2,031)

Total	$(158,948)	$(145,010)

Additionally, the Corporation had a net deferred tax asset of $25,171,000 for certain items recorded in accumulated other comprehensive loss at December 31, 2006 and a deferred tax asset of $10,027,000 related to its minimum pension liability at December 31, 2005.
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
Deferred tax assets for employee benefits result from the timing differences of the deductions for pension and postretirement obligations. For financial reporting purposes, such amounts are expensed in accordance with FAS 87. For income tax purposes, such amounts are deductible as funded.
The Corporation had net operating loss carryforwards of $112,720,000 and $112,803,000 at December 31, 2006 and 2005, respectively. These losses have various expiration dates. At December 31, 2006 and 2005, respectively, the deferred tax assets associated with these losses were $7,195,000 and $6,910,000, for which valuation allowances of $6,821,000 and $6,323,000 were recorded.
The Internal Revenue Service began an audit of the Corporation’s consolidated federal tax returns for the years ended December 31, 2005 and 2004 during the fourth quarter of 2006. The Corporation has established $9,169,000 and $10,350,000 of reserves for taxes at December 31, 2006 and 2005, respectively, that may become payable as a result of such examinations by tax authorities. The reserves, which are included in current income taxes payable on the consolidated balance sheets, primarily relate to federal tax treatment of percentage depletion deductions, legal entity transaction structuring, transfer pricing, state tax treatment of federal bonus depreciation deductions and executive compensation. The reserves are calculated based on probable exposures to additional tax payments to federal and state tax authorities. Tax reserves are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon completion of an audit by federal or state tax authorities. Management believes these reserves are sufficient to cover any uncertain tax positions reviewed during any audit by taxing authorities.
For the year ended December 31, 2006, reserves of $2,700,000, or $0.06 per diluted share, were reversed into income when the statute of limitations for federal examination of the 2002 tax year expired. For the year ended December 31, 2005, reserves of $5,900,000, or $0.12 per diluted share, were reversed into income when the statute of limitations for federal examination of the 2001 tax year expired.
In June 2005, the state of Ohio enacted tax reform legislation (the “Ohio Tax Act”) that reduces state taxes paid by the Corporation related to its Ohio operations. The Ohio Tax Act phases out the income/franchise tax over a five-year period that commenced in 2005. Over this same period, the Ohio Tax Act phases in a new commercial activities tax levied on gross receipts. Other provisions of the Ohio Tax Act that impact the Corporation are the elimination of personal property tax for certain new manufacturing equipment purchased after 2004 and the phase-out of personal property tax on existing manufacturing equipment and inventory over a four-year period that commenced in 2005. The signing of the Ohio Tax Act represented a change in tax law. In accordance with FAS 109, the effect of the law change should be reflected in earnings in the period that included the date of enact-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page twenty-nine

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

ment. Accordingly, the Corporation repriced its Ohio-related deferred tax liabilities to reflect the income tax changes. The estimated impact of the Ohio Tax Act on the Corporation’s taxes for the year ended December 31, 2005 resulted in an increase to net earnings of $1,202,000, or $0.02 per diluted share.
The American Jobs Creation Act of 2004 (the “Act”) created a new tax deduction related to income from domestic (i.e., United States) production activities. This provision, when fully phased in, will permit a deduction equal to 9 percent of a company’s Qualified Production Activities Income (“QPAI”) or its taxable income, whichever is lower. The deduction is further limited to the lower of 50% of the W-2 wages paid by the Corporation during the year. QPAI includes, among other things, income from domestic manufacture, production, growth or extraction of tangible personal property. For 2005 and 2006, the deduction is equal to 3 percent of QPAI, increasing to 6 percent for 2007 through 2009, and reaching the full 9 percent deduction in 2010. The production deduction benefit of the legislation reduced income tax expense and increased net earnings by $2,263,000, or $0.05 per diluted share, in 2006 and $2,300,000, or $0.05 per diluted share, in 2005.
Note J: Retirement Plans, Postretirement and Postemployment Benefits
The Corporation sponsors defined benefit retirement plans that cover substantially all employees. Additionally, the Corporation provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses, Medicare Part B reimbursement and retiree life insurance. The Corporation also provides certain benefits to former or inactive employees after employment but before retirement, such as workers’ compensation and disability benefits.
The measurement date for the Corporation’s defined benefit plans, postretirement benefit plans and postemployment benefit plans is November 30.
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
The Corporation sponsors a Supplemental Excess Retirement Plan (“SERP”) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump sum payment of vested benefits provided by the SERP.
The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)	2006	2005	2004

Components of net periodic benefit cost:
Service cost	$12,225	$10,878	$10,434
Interest cost	18,112	16,472	15,513
Expected return on assets	(19,638)	(17,713)	(16,377)
Amortization of:
Prior service cost	742	662	599
Actuarial loss	2,860	2,100	1,309
Transition asset	(1)	(1)	(1)

Net periodic benefit cost	$14,300	$12,398	$11,477

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2007 are $688,000, $3,416,000 and $1,000, respectively, and are included in accumulated other comprehensive loss. At December 31, 2006, the prior service cost and actuarial loss components recorded in accumulated other comprehensive loss were net of deferred tax assets of $272,000 and $1,351,000, respectively.
The defined benefit plans’ change in projected benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2006	2005

Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$302,581	$267,496
Service cost	12,225	10,878
Interest cost	18,112	16,472
Actuarial loss	8,919	16,780
Plan amendments	1,585	1,401
Gross benefits paid	(10,319)	(10,446)

Net projected benefit obligation at end of year	$333,103	$302,581

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page thirty

N O T E S   T O    F I N A N C I A L   S T A T E M E N T S    ( C O N T I N U E D )

years ended December 31
(add 000)	2006	2005

Change in plan assets:
Fair value of plan assets at beginning of year	$242,859	$219,402
Actual return on plan assets, net	30,329	18,599
Employer contributions	12,175	15,304
Gross benefits paid	(10,319)	(10,446)

Fair value of plan assets at end of year	$275,044	$242,859

December 31
(add 000)	2006	2005

Funded status of the plan at end of year	$(58,059)	$(59,722)
Unrecognized net actuarial loss	—	68,469
Unrecognized prior service cost	—	4,762
Unrecognized net transition asset	—	(18)
Minimum pension liability	—	(30,096)

Net accrued benefit cost at measurement date	(58,059)	(16,605)
Employer contributions subsequent to measurement date	2	43

Net accrued benefit cost	$(58,057)	$(16,562)

December 31
(add 000)	2006	2005

Amounts recognized in consolidated balance sheets consist of:
Current liability	$(2,100)	$(200)
Noncurrent liability	(55,957)	(8,121)
Current asset	—	12,000
Noncurrent asset	—	9,855
Accrued minimum pension liability	—	(30,096)

Net amount recognized at end of year	$(58,057)	$(16,562)

The Corporation recorded an intangible asset of $4,744,000 and accumulated other comprehensive loss, net of applicable taxes, of $15,325,000 at December 31, 2005 related to the minimum pension liability. The intangible asset was included in other noncurrent assets.
The accumulated benefit obligation for all defined benefit pension plans was $296,817,000 and $259,459,000 at December 31, 2006 and 2005, respectively.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $333,103,000, $296,817,000 and $274,429,000, respectively, at December 31, 2006 and $301,967,000, $259,019,000 and $242,248,000, respectively, at December 31, 2005.
Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2006	2005

Discount rate	5.70%	5.83%
Rate of increase in future compensation levels	5.00%	5.00%
Weighted-average assumptions used to determine net periodic retirement benefit cost for years ended December 31 are:

	2006	2005	2004

Discount rate	5.83%	6.00%	6.25%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	8.25%	8.25%	8.25%
The Corporation’s expected long-term rate of return on assets is based on historical rates of return for a similar mix of invested assets.
At December 31, 2006 and 2005, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the pension plans.
The pension plan asset allocation at December 31, 2006 and 2005 and target allocation for 2007 by asset category are as follows:

	Percentage of Plan Assets
		December 31
	Target
Asset Category	Allocation	2006	2005

Equity securities	60%	62%	61%
Debt securities	39%	37%	38%
Cash	1%	1%	1%

Total	100%	100%	100%

The Corporation’s investment strategy for pension plan assets is for approximately two-thirds of the equity investments to be invested in large capitalization funds. The remaining third of the equity investments is invested in small capitalization and international funds. Fixed income investments are invested in funds with the objective of exceeding the return of the Lehman Brothers Aggregate Bond Index.
The Corporation made voluntary contributions of $12,175,000 and $15,304,000 to its pension plan in 2006 and 2005, respectively. The Corporation’s estimate of contributions to its pension and SERP plans in 2007 is approximately $14,100,000, of which $12,000,000 is voluntary.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page thirty-one

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)

2007	$12,598
2008	$11,353
2009	$12,113
2010	$13,120
2011	$13,775
Years 2012-2016	$86,534
Postretirement Benefits. The net periodic postretirement benefit cost of postretirement plans included the following components:

years ended December 31
(add 000)	2006	2005	2004

Components of net periodic benefit cost:
Service cost	$551	$567	$656
Interest cost	2,677	2,978	3,528
Amortization of:
Prior service credit	(1,294)	(1,294)	(1,294)
Actuarial (gain) loss	(238)	(147)	320

Total net periodic benefit cost	$1,696	$2,104	$3,210

The prior service credit and actuarial loss expected to be recognized in net periodic benefit cost during 2007 are $1,294,000 and $166,000, respectively, and are included in accumulated other comprehensive loss. At December 31, 2006, the prior service credit and actuarial loss components recorded in accumulated other comprehensive loss were net of a deferred tax liability of $512,000 and a deferred tax asset of $66,000, respectively.
The postretirement health care plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2006	2005

Change in benefit obligation:
Net benefit obligation at beginning of year	$51,613	$58,896
Service cost	551	567
Interest cost	2,677	2,978
Participants’ contributions	767	727
Actuarial loss (gain)	2,548	(7,183)
Gross benefits paid	(5,480)	(4,372)
Federal subsidy on benefits paid	640	—

Net benefit obligation at end of year	$53,316	$51,613

years ended December 31
(add 000)	2006	2005

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	4,073	3,645
Participants’ contributions	767	727
Gross benefits paid	(5,480)	(4,372)
Federal subsidy on benefits paid	640	—

Fair value of plan assets at end of year	$—	$—

December 31
(add 000)	2006	2005

Funded status of the plan at end of year	$(53,316)	$(51,613)
Unrecognized net actuarial loss	—	508
Unrecognized prior service credit	—	(12,323)

Accrued benefit cost at measurement date	(53,316)	(63,428)
Employer contributions subsequent to measurement date	285	356

Accrued benefit cost	$(53,031)	$(63,072)

December 31
(add 000)	2006	2005

Amounts recognized in consolidated balance sheets consist of:
Current liability	$(4,000)	$(4,000)
Noncurrent liability	(49,031)	(59,072)

Net amount recognized at end of year	$(53,031)	$(63,072)

In accordance with the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Corporation began receiving a non-taxable subsidy from the federal government in 2006 as the Corporation sponsors prescription drug benefits to retirees that are “actuarially equivalent” to the Medicare benefit. The Corporation’s postretirement health care plans’ benefit obligation reflects the effect of the federal subsidy.
Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2006	2005

Discount rate	5.63%	5.72%
Weighted-average assumptions used to determine net postretirement benefit cost for the years ended December 31 are:

	2006	2005

Discount rate	5.72%	6.00%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page thirty-two

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

At December 31, 2006 and 2005, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the postretirement plans.
Assumed health care cost trend rates at December 31 are:

	2006	2005

Health care cost trend rate assumed for next year	9.1%	10.0%
Rate to which the cost trend rate gradually declines	5.5%	5.5%
Year the rate reaches the ultimate rate	2013	2011
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)

Total service and interest cost components	$143	$(116)
Postretirement benefit obligation	$2,846	$(2,319)
The Corporation’s estimate of its contributions to its post-retirement health care plans in 2007 is $4,000,000.
The expected gross benefit payments and expected federal subsidy to be received for each of the next five years and the five-year period thereafter are as follows:

	Gross Benefit	Expected
(add 000)	Payments	Federal Subsidy

2007	$4,000	$518
2008	$3,541	$588
2009	$3,606	$657
2010	$3,635	$736
2011	$3,596	$831
Years 2012-2016	$16,898	$6,037
Defined Contribution Plans. The Corporation maintains two defined contribution plans that cover substantially all employees. These plans, intended to be qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $5,215,000 in 2006, $4,969,000 in 2005 and $4,649,000 in 2004.
Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,425,000 at December 31, 2006 and 2005.
Note K: Stock-Based Compensation
The shareholders approved, on May 23, 2006 the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). The Corporation has been authorized by the Board of Directors to repurchase shares of the Corporation’s common stock for issuance under the Plans.
Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. The Corporation granted 141,393 employee stock options during 2006. Options granted in 2006 and 2005 become exercisable in four annual installments beginning one year after date of grant and expire eight years from such date. Options granted in years prior to 2005 become exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date.
The Plans provide that each nonemployee director receives 3,000 non-qualified stock options annually. During 2006, the Corporation granted 27,000 options to nonemployee directors. These options have an exercise price equal to the market value at the date of grant, vest immediately and expire ten years from the grant date.
The following table includes summary information for stock options for employees and nonemployee directors as of December 31, 2006:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value
	Options	Price	Life (years)	(add 000)

Outstanding at January 1, 2006	2,478,220	$43.97
Granted	168,393	$89.02
Exercised	(1,163,517)	$42.98
Terminated	(16,760)	$58.22

Outstanding at December 31, 2006	1,466,336	$49.78	5.8	$79,376

Exercisable at December 31, 2006	1,078,727	$44.91	5.3	$63,646

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page thirty-three

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The weighted-average grant-date fair value of options granted during 2006, 2005 and 2004 was $89.02, $61.06 and $42.38, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2006, 2005 and 2004 was $58,960,000, $35,912,000 and $2,391,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic value for options outstanding and exercisable at December 31, 2006 was based on the closing price of the Corporation’s common stock at December 31, 2006, which was $103.91.
Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Corporation’s common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive stock plan at certain minimum levels. Participants earn the right to receive their respective shares at the discounted value generally at the end of a 34-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period, with the exception of dividend equivalents that are paid on the units during the vesting period.
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
The following table summarizes information for incentive stock awards and restricted stock awards as of December 31, 2006:

	Incentive Stock		Restricted Stock
		Weighted-		Weighted-
		Average		Average
	Number of	Grant-Date	Number of	Grant-Date
	Awards	Fair Value	Awards	Fair Value

January 1, 2006	69,855		276,712
Awarded	27,302	$91.05	119,306	$88.85
Distributed	(32,341)		(7,813)
Forfeited	(4,064)		(10,158)

December 31, 2006	60,752		378,047

The weighted-average grant-date fair value of incentive compensation awards granted during 2006, 2005 and 2004 was $91.05, $55.15 and $46.80, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2006, 2005 and 2004 was $88.85, $60.63 and $46.80, respectively. The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2006 were $2,910,000 and $39,283,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2006, which was $103.91.
At December 31, 2006, there are approximately 1,378,000 awards available for grant under the Plans.
In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2006, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.
Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 7,263, 9,838 and 12,007 shares of the Corporation’s common stock under this plan during 2006, 2005 and 2004, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page thirty-four

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The following table summarizes stock-based compensation expense for the years ended December 31, 2006, 2005 and 2004, unrecognized compensation cost for nonvested awards at December 31, 2006 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

			Incentive
		Restricted	Compen-
	Stock	Stock	sation	Directors’
(add 000)	Options	Awards	Awards	Awards	Total

Stock-based compensation expense recognized for years ended December 31:
2006	$5,897	$6,410	$474	$657	$13,438
2005	$255	$2,505	$314	$628	$3,702
2004	$—	$1,384	$307	$597	$2,288

Unrecognized compensation cost at December 31, 2006:
	$3,340	$10,724	$324	$135	$14,523

Weighted-average period over which unrecognized compensation cost to be recognized:
	1.9 yrs	2.4 yrs	1.1 yrs	0.3 yrs

For the years ended December 31, 2006, 2005 and 2004, the Corporation recognized a tax benefit related to stock-based compensation of $24,112,000, $15,337,000 and $1,045,000, respectively.
The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2006:

(add 000)

2007	$7,198
2008	4,228
2009	2,297
2010	691
2011	109

Total	$14,523

Stock-based compensation expense is included in selling, general and administrative expenses on the Corporation’s consolidated statements of earnings.
Note L: Leases
Total lease expense for all operating leases was $72,248,000, $61,468,000 and $57,291,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms.
The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $43,751,000, $40,377,000 and $34,692,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
The Corporation has capital lease agreements, expiring in 2010, for machinery and equipment. Current and long-term capital lease obligations are included in other current liabilities and other noncurrent liabilities, respectively, in the consolidated balance sheet.
Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2006 are as follows:

(add 000)	Capital Leases	Operating Leases

2007	$214	$48,904
2008	213	40,115
2009	137	30,015
2010	308	22,138
2011	—	18,855
Thereafter	—	66,807

Total	872	$226,834

Less imputed interest	(84)

Present value of minimum lease payments	788
Less current capital lease obligations	(168)

Long-term capital lease obligations	$620

Note M: Shareholders’ Equity
The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2006, approximately 3,700,000 common shares were reserved for issuance under stock-based plans. At December 31, 2006 and 2005, there were 945 and 1,036, respectively, shareholders of record.
During 2006, 2005 and 2004, respectively, the Corporation repurchased 1,874,200, 2,658,000 and 1,522,200 shares of its common stock at public market prices at various purchase dates. In February 2006, the Board authorized the Corporation to repurchase an additional 5,000,000 shares of its common stock. At December 31, 2006, 4,231,000 shares of common stock were remaining under the Corporation’s repurchase authorization.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page thirty-five

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

In addition to common stock, the capital structure includes 10,000,000 shares of preferred stock with a par value of $0.01 a share. 100,000 shares of Class A Preferred Stock were reserved for issuance under the Corporation’s 1996 Shareholders Rights Plan that expired by its own terms on October 21, 2006. Upon its expiration, the Board of Directors adopted a new Shareholders Rights Plan (the “Rights Plan”) and reserved 200,000 shares of Junior Participating Class B Preferred Stock for issuance. In accordance with the Rights Plan, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 2006, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15 percent or more of the Corporation’s common stock, each right (other than rights owned by such person or group) entitles its holder to purchase, for an exercise price of $315 per share, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination thereof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2016, if not terminated sooner. The Corporation’s Rights Plan provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.001 per right.
Note N: Commitments and Contingencies
The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters (see Note A), will have a material adverse effect on the results of the Corporation’s operations, its cash flows or financial position.
Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its aggregates mining process. The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2006, 2005 and 2004 were $2,033,000, $2,144,000 and $1,710,000, respectively, and are included in other operating income and expenses, net, on the consolidated statements of earnings.
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
The following shows the changes in the asset retirement obligations for the years ended December 31:

(add 000)	2006	2005

Balance at January 1	$22,965	$20,285
Accretion expense	1,190	1,205
Liabilities incurred	1,822	2,295
Liabilities settled	(894)	(1,345)
Revisions in estimated cash flows	151	525

Balance at December 31	$25,234	$22,965

Other Environmental Matters. The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page thirty-six

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

and safety and other regulatory matters. Certain of the Corporation’s operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation’s operations, and such permits are subject to modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental remediation liability is inherent in the operation of the Corporation’s businesses, as it is with other companies engaged in similar businesses. The Corporation has no material provisions for environmental remediation liabilities and does not believe such liabilities will have a material adverse effect on the Corporation in the future.
Insurance Reserves and Letters of Credit. The Corporation has insurance coverage for workers’ compensation, automobile liability and general liability claims with deductibles ranging from $250,000 to $3,000,000. The Corporation is also self-insured for health claims. At December 31, 2006 and 2005, reserves of approximately $30,301,000 and $31,060,000, respectively, were recorded for all such insurance claims. In connection with these workers’ compensation and automobile and general liability insurance deductibles, the Corporation has entered into standby letter of credit agreements of $26,210,000 at December 31, 2006.
Guarantee Liability. At December 31,2005, the Corporation recorded a liability of $3,600,000 for a guarantee of debt of a limited liability company of which it is a member. The liability was settled in 2006.
Surety Bonds. In the normal course of business, at December 31, 2006, the Corporation was contingently liable for $119,679,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments. Four of these bonds, totaling $33,385,000, or 28% of all outstanding surety bonds, relate to specific performance for road construction projects currently underway.
Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $27,737,000 as of December 31, 2006. The Corporation also had other purchase obligations related to energy and service contracts of $11,431,000 as of December 31, 2006. The Corporation’s contractual purchase commitments as of December 31, 2006 are as follows:

(add 000)

2007	$37,968
2008	400
2009	400
2010	400

Total	$39,168

Employees. The Corporation had approximately 5,500 employees at December 31, 2006. Approximately 14% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. One of the Corporation’s labor union contracts expires in August 2007.
Note O: Business Segments
During 2006, the Corporation reorganized the operations and management of its Aggregates business, which resulted in a change to its reportable segments. The Corporation currently conducts its aggregates operations through three reportable business segments: Mideast Group, Southeast Group and West Group. The Corporation also has a Specialty Products segment that includes the Magnesia Specialties and Structural Composite Products businesses. These segments are consistent with the Corporation’s current management reporting structure. The accounting policies used for segment reporting are the same as those described in Note A.
The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Earnings from operations are net sales less cost of sales, selling, general and administrative expenses, and research and development expenses; include other operating income and expenses; and exclude interest expense, other nonoperating income and expenses, net, and income taxes. Corporate earnings from operations primarily include

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page thirty-seven

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

depreciation on capitalized interest, expenses for corporate administrative functions, unallocated corporate expenses and other nonrecurring and/or non-operational adjustments excluded from the Corporation’s evaluation of business segment performance and resource allocation. All debt and related interest expense are held at Corporate.
Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash and cash equivalents, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. Property additions include property, plant and equipment that have been purchased through acquisitions in the amount of $2,095,000 for the West Group in 2005 and $667,000 for the Mideast Group in 2004. During 2006, the Corporation did not purchase any property, plant and equipment through acquisitions.
The following tables display selected financial data for the Corporation’s reportable business segments for each of the three years in the period ended December 31, 2006. Prior year information has been reclassified to conform to the presentation of the Corporation’s 2006 reportable segments.
Selected Financial Data by Business Segment

years ended December 31
(add 000)
Total revenues	2006	2005	2004

Mideast Group	$632,155	$567,051	$519,569
Southeast Group	638,734	559,497	473,675
West Group	768,951	723,043	602,989

Total Aggregates business	2,039,840	1,849,591	1,596,233
Specialty Products	166,561	144,558	124,136

Total	$2,206,401	$1,994,149	$1,720,369

Net sales

Mideast Group	$580,489	$517,492	$476,004
Southeast Group	546,778	480,149	411,220
West Group	664,915	617,415	518,571

Total Aggregates business	1,792,182	1,615,056	1,405,795
Specialty Products	150,715	130,615	110,094

Total	$1,942,897	$1,745,671	$1,515,889

Gross profit	2006	2005	2004

Mideast Group	$232,332	$182,908	$166,271
Southeast Group	123,379	94,140	78,112
West Group	141,051	130,839	89,880

Total Aggregates business	496,762	407,887	334,263
Specialty Products	33,511	21,445	19,012
Corporate	(7,809)	(4,940)	(6,688)

Total	$522,464	$424,392	$346,587

Selling, general and administrative expenses

Mideast Group	$39,790	$39,574	$38,135
Southeast Group	27,822	26,096	26,274
West Group	44,959	43,347	43,690

Total Aggregates business	112,571	109,017	108,099
Specialty Products	10,954	11,271	11,075
Corporate	23,140	10,416	8,163

Total	$146,665	$130,704	$127,337

Earnings from operations

Mideast Group	$199,426	$149,009	$130,912
Southeast Group	97,136	68,815	53,281
West Group	103,785	98,496	54,032

Total Aggregates business	400,347	316,320	238,225
Specialty Products	22,528	9,522	6,890
Corporate	(34,889)	(16,788)	(15,033)

Total	$387,986	$309,054	$230,082

Assets employed

Mideast Group	$692,370	$654,597	$629,841
Southeast Group	512,771	482,858	429,595
West Group	1,020,572	931,548	886,147

Total Aggregates business	2,225,713	2,069,003	1,945,583
Specialty Products	95,511	84,138	81,032
Corporate	185,197	280,175	329,237

Total	$2,506,421	$2,433,316	$2,355,852

Depreciation, depletion and amortization

Mideast Group	$46,065	$45,343	$42,020
Southeast Group	30,460	28,798	28,461
West Group	46,053	46,973	44,833

Total Aggregates business	122,578	121,114	115,314
Specialty Products	7,692	6,387	6,179
Corporate	11,159	10,750	11,366

Total	$141,429	$138,251	$132,859

Property additions

Mideast Group	$66,865	$66,703	$67,814
Southeast Group	55,719	67,402	23,022
West Group	115,726	70,702	52,097

Total Aggregates business	238,310	204,807	142,933
Specialty Products	12,985	8,724	8,295
Corporate	14,681	9,965	12,884

Total	$265,976	$223,496	$164,112

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page thirty-eight

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The product lines, asphalt, ready mixed concrete, road paving and other, are considered internal customers of the core aggregates business. The following tables display total revenues and net sales by product line for the years ended December 31:

(add 000)
Total revenues	2006	2005	2004

Aggregates	$1,931,010	$1,743,396	$1,477,630
Asphalt	48,832	44,448	64,153
Ready Mixed Concrete	35,421	33,446	31,549
Road Paving	17,657	21,048	12,690
Other	6,920	7,253	10,211

Total Aggregates business	2,039,840	1,849,591	1,596,233
Specialty Products	166,561	144,558	124,136

Total	$2,206,401	$1,994,149	$1,720,369

Net sales

Aggregates	$1,683,352	$1,508,861	$1,287,192
Asphalt	48,832	44,448	64,153
Ready Mixed Concrete	35,421	33,446	31,549
Road Paving	17,657	21,048	12,690
Other	6,920	7,253	10,211

Total Aggregates business	1,792,182	1,615,056	1,405,795
Specialty Products	150,715	130,615	110,094

Total	$1,942,897	$1,745,671	$1,515,889

The following table presents domestic and foreign total revenues for the years ended December 31:

(add 000)	2006	2005	2004

Domestic	$2,164,370	$1,958,159	$1,688,828
Foreign	42,031	35,990	31,541

Total	$2,206,401	$1,994,149	$1,720,369

Note P: Supplemental Cash Flow Information
The following table presents supplemental cash flow information for the years ended December 31:

(add 000)	2006	2005	2004

Noncash investing and financing activities:
Notes receivable issued in connection with divestitures	$—	$—	$12,000
Machinery and equipment acquired through capital leases	$274	$740	$—
The following table presents the components of the change in other assets and liabilities, net, for the years ended December 31:

(add 000)	2006	2005	2004

Other current and noncurrent assets	$(9,297)	$(3,565)	$10,406
Notes receivable	5,833	1,178	(9,311)
Accrued salaries, benefits and payroll taxes	951	1,348	(6,563)
Accrued insurance and other taxes	(7,285)	3,678	(2,022)
Accrued income taxes	14,679	(14,541)	6,161
Accrued pension, postretirement and postemployment benefits	(281)	(5,182)	(39,461)
Other current and noncurrent liabilities	5,722	6,394	(2,210)

Total	$10,322	$(10,690)	$(43,000)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page thirty-nine

M A N A G E M E N T ’ S    D I S C U S S I O N   &   A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S

INTRODUCTORY OVERVIEW
Martin Marietta Materials, Inc., (the “Corporation”) is the nation’s second largest producer of construction aggregates. The Aggregates business includes the following reportable segments, primary markets and primary product lines:

AGGREGATES BUSINESS

Reportable Segments	Mideast Group	Southeast Group	West Group
Primary Markets	Indiana, Maryland, North Carolina, Ohio, Virginia and West Virginia	Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, South Carolina, Tennessee, Nova Scotia and the Bahamas	Arkansas, California, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Washington, Wisconsin and Wyoming
Primary Product Lines	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel), asphalt, ready mixed concrete and road paving

The Corporation’s Magnesia Specialties business is a leading producer of magnesia-based chemicals and dolomitic lime. The Corporation also produces structural composites products. These product lines are reported through the Specialty Products segment.
The overall areas of focus for the Corporation include the following:
•	Maximize long-term shareholder return by pursuing sound growth and earnings objectives;
•	Conduct business in full compliance with applicable laws, rules, regulations and the highest ethical standards;
•	Provide a safe and healthy workplace for the Corporation’s employees; and
•	Reflect all aspects of good citizenship by being responsible neighbors.
Notable items regarding the Corporation’s financial condition and 2006 operating results include:
•	Return of 35.4% on the Corporation’s common stock price in 2006 compared with a return of 13.6% for the S&P 500 Index;
•	Return on shareholders’ equity of 20.2% in 2006;
•	Record earnings per diluted share of $5.29;
•	Gross margin and operating margin improvement in the core aggregates business as a result of:
–	heritage aggregates pricing increase of 13.5%, partially offset by a volume decrease of 1.7%;
–	enhanced operating efficiency and targeted cost reduction resulting from plant automation and productivity improvement initiatives; and
–	focused expansion in high growth markets, particularly in the southeastern and southwestern United States where 74% of the Aggregates business’ net sales were generated.
•
Return of $219 million in cash to shareholders, inclusive of $173 million for the repurchase of 1,874,200 shares of the Corporation’s common stock (representing an average price of $92.25) and $46 million in dividends;

•
Selling, general and administrative expenses, as a percentage of net sales, remained relatively flat at 7.5%, in spite of the initial absorption of stock option expense and increased long-term incentive compensation costs;

•
Capital expenditures increase of 20% over 2005, with the Corporation’s capital program focused on capacity expansion and efficiency improvement projects in high-growth areas and at fixed-based quarries serving long-haul high-growth markets;

•	Continued maximization of transportation and materials options created by the Corporation’s long-haul distribution network;
•	Strong financial results by the Magnesia Specialties business;
•	Structural composites product line’s financial results below expectations;
•	Improvement in employee safety performance; and
•	Management’s assessment and the independent auditors’ opinion that the Corporation’s system of internal control over financial reporting was effective as of December 31, 2006.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

In 2007, management will emphasize, among other things, the following initiatives:
•	Effectively serving high-growth markets having strong aggregates demand, particularly in the Southeast and Southwest;
•	Continuing to build a competitive advantage from its long-haul distribution network;
•	Using best practices and information technology to drive cost performance;
•	Increasing the number of quarries using plant automation;
•	Continuing the strong performance and operating results of the Magnesia Specialties business;
•	Increasing the Corporation’s gross margin and operating margin;
•	Focusing part of the capital spending program on the recapitalization of several Southeast operations;
•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business;
•	Reviewing the Corporation’s capital structure and focusing on the establishment of prudent leverage targets; and
•	Returning cash to shareholders through sustainable dividends and share repurchases.
Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.
Aggregates Economic Considerations
The construction aggregates industry is a mature and cyclical business dependent on activity within the construction marketplace. The principal end-users are in public infrastructure (e.g., highways, bridges, schools and prisons), commercial (e.g., office buildings, large retailers and wholesalers, and malls) and residential construction markets. As discussed further under the section Aggregates Industry and Corporation Trends on pages 49 through 51, end-user markets respond to changing economic conditions in different ways. Public infrastructure construction is ordinarily more stable than commercial and residential construction due to funding from federal, state and local governments. Commercial and residential construction levels are interest rate-sensitive and typically move in a direct correlation with economic cycles.
The Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”) is the current federal highway legislation providing funding of $286.4 billion over the six-year period ending September 30, 2009. Overall, infrastructure spending was strong in 2006, and the outlook for 2007 is positive. On February 15, 2007, the President signed a measure that provides funding of $39.1 billion for the federal highway program and $9.0 billion for the federal transit program. These amounts represent a total increase of $3.9 billion compared with 2006 levels.
The commercial construction market provided increased demand again in 2006, and the outlook for 2007 is also positive. The residential construction market declined in 2006 and is expected to decline further in 2007. The residential construction market accounted for approximately 17 percent of the Corporation’s aggregates product line shipments in 2006.
In 2006, the Corporation shipped 198.5 million tons of aggregates to customers in 31 states, Canada, the Bahamas and the Caribbean Islands from 294 quarries, underground mines and distribution yards. While the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five revenue-generating states — North Carolina, Texas, Georgia, Iowa and South Carolina — accounted for approximately 58% of its 2006 net sales by state of destination, while the top ten revenue-generating states accounted for approximately 79% of its 2006 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.
Aggregates Industry Considerations
Since the construction aggregates business is conducted outdoors, seasonal changes and other weather-related conditions, such as hurricanes, significantly affect the aggregates industry by impacting production schedules and profitability. The financial results of the first quarter are generally significantly lower than the financial results of the other quarters due to winter weather.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-one

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is to locate suitable deposits that can be economically mined, can be permitted, and are in the close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This is becoming more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering regulatory constraints or otherwise making these locations impractical. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; acquire land around existing quarry sites to increase mineral reserve capacity and lengthen quarry life; develop underground mines; and create a competitive advantage with its long-haul distribution network. This network moves aggregates materials from domestic and offshore sources, via rail and water, to markets where aggregates supply is limited. The movement of aggregates materials through long-haul networks introduces risks affecting operating results as discussed more fully under the sections Analysis of Gross Margin and Transportation Exposure on page 48 and pages 57 through 59, respectively.
The construction aggregates industry has been in a consolidating mode, and management expects this trend to continue. The Corporation has actively participated in the consolidation of the industry. When acquired, new locations sometimes do not satisfy the Corporation’s internal safety, maintenance and pit development standards and may require additional resources before benefits of the acquisitions are realized. However, the Corporation’s acquisition activity since 2002 has been limited, and management believes the upgrade and integration of acquired operations is complete. The industry consolidation trend is slowing as the number of suitable acquisition targets in high growth markets declines. During the recent period of slow acquisition growth, the Corporation has focused on investing in internal expansion projects in high-growth markets and on divesting underperforming operations.
Aggregates Financial Considerations
The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 55 through 57. Operating results and financial performance are sensitive to volume changes. However, the shift in pricing dynamics in the industry, initially beginning in the second half of 2004, has provided management with the opportunity to increase prices at a higher rate and with greater frequency than historical averages. This pricing improvement has more than offset the impact of the 2.3% decline in volume in the aggregates product line in 2006.

Management evaluates financial performance in a variety of ways. In particular, gross margin excluding freight and delivery revenues is a significant measure of financial performance reviewed by management on a site-by-site basis. Management also reviews

	ESTIMATED POPULATION MOVEMENT

Top 10 Revenue- Generating States of Aggregates Business	Population Rank in 2000	Rank in Estimated Change in Population From 2000 to 2030	Estimated Rank in Population in 2030

North Carolina	11	7	7

Texas	2	4	2

Georgia	10	8	8

Iowa	30	48	34

South Carolina	26	19	23

Florida	4	3	3

Indiana	14	31	18

Louisiana	22	41	26

Alabama	23	35	24

Ohio	7	47	9

Source: United States Census Bureau
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-two

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

changes in average selling prices, costs per ton produced and return on invested capital. Changes in average selling prices demonstrate economic and competitive conditions, while changes in costs per ton produced are indicative of operating efficiency and economic conditions.
Other Business Considerations
The Corporation also produces dolomitic lime and magnesia-based chemicals through its Magnesia Specialties business and has a small structural composites product line. These businesses are reported in the Specialty Products segment.
The dolomitic lime business is dependent on the highly cyclical steel industry; thus operating results are affected by changes in that industry. In the chemical products business, management is focusing on higher margin specialty chemicals that can be produced at volume levels that support efficient operations. This focus, coupled with an agreement to supply brine to The Dow Chemical Company, has provided the magnesia chemicals business with a strategic advantage to improve earnings and margins. A significant portion of cost related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke; hence, fluctuations in their pricing directly affect operating results.
The Corporation has been engaged in developmental activities related to structural composites. In the fourth quarter of 2006, the Corporation decided to discontinue this effort as it relates to certain product lines. In 2007, the Corporation will continue to develop and sell a limited number of products, with specific quarterly milestones established for the business’ performance.
Cash Flow Considerations
The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. Debt has been used to fund large acquisitions. Equity has been used for smaller acquisitions as appropriate. During 2006, the Corporation’s management continued to emphasize delivering value to shareholders through the return of $219 million through share repurchases and dividends. Additionally, the Corporation invested $266 million in internal capital projects ($137 of maintenance capital and $129 million of growth capital) and made a voluntary $12 million contribution to its pension plan.
FINANCIAL OVERVIEW

Highlights of 2006 Financial Performance
•	Record earnings per diluted share of $5.29, up 30% from 2005 earnings of $4.08 per diluted share
•	Net sales of $1.943 billion, an 11% increase compared with net sales of $1.746 billion in 2005
•	Heritage aggregates product line pricing increase of 13.5% partially offset by heritage volume decrease of 1.7%

Results of Operations
The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 10 through 39. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction and steel-related marketplaces, economic cycles within the public and private business sectors, and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates business generated 92% of net sales and the majority of operating earnings during 2006. The following comparative analysis and discussion should be read in that context. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and is not intended to be indicative of management’s judgment of materiality. The Corporation’s consolidated operating results and operating results as a percentage of net sales were as follows:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-three

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

years ended December 3 1		% of		% of		% of
(add 000)	2006	Net Sales	2005	Net Sales	2004	Net Sales

Net sales	$1,942,897	100.0%	$1,745,671	100.0%	$1,515,889	100.0%
Freight and delivery revenues	263,504		248,478		204,480

Total revenues	2,206,401		1,994,149		1,720,369

Cost of sales	1,420,433	73.1	1,321,279	75.7	1,169,302	77.1
Freight and delivery costs	263,504		248,478		204,480

Total cost of revenues	1,683,937		1,569,757		1,373,782

Gross profit	522,464	26.9	424,392	24.3	346,587	22.9
Selling, general and administrative expenses	146,665	7.5	130,704	7.5	127,337	8.4
Research and development	736	0.0	662	0.0	891	0.1
Other operating (income) and expenses, net	(12,923)	(0.6)	(16,028)	(0.9)	(11,723)	(0.8)

Earnings from operations	387,986	20.0	309,054	17.7	230,082	15.2
Interest expense	40,359	2.1	42,597	2.4	42,734	2.8
Other nonoperating (income) and expenses, net	(2,817)	(0.1)	(1,937)	(0.1)	(606)	0.0

Earnings from continuing operations before taxes on income	350,444	18.0	268,394	15.4	187,954	12.4
Taxes on income	106,640	5.5	72,681	4.2	57,739	3.8

Earnings from continuing operations	243,804	12.5	195,713	11.2	130,215	8.6
Discontinued operations, net of taxes	1,618	0.1	(3,047)	(0.2)	(1,052)	(0.1)

Net earnings	$245,422	12.6%	$192,666	11.0%	$129,163	8.5%

The comparative analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales. However, gross margin as a percentage of net sales and operating margin as a percentage of net sales represent non-GAAP measures. The Corporation presents these ratios calculated based on net sales, as it is consistent with the basis by which management reviews the Corporation’s operating results. Further, management believes it is consistent with the basis by which investors analyze the Corporation’s operating results given that freight and delivery revenues and costs represent pass-throughs and have no profit mark-up. Gross margin and operating margin calculated as percentages of total revenues represent the most directly comparable financial measures calculated in accordance with generally accepted accounting principles (“GAAP”).
The following tables present the calculations of gross margin and operating margin for the years ended December 31 in accordance with GAAP and reconciliations of the ratios as percentages of total revenues to percentages of net sales.

Gross Margin in Accordance with GAAP
(add 000)	2006	2005	2004

Gross profit	$522,464	$424,392	$346,587

Total revenues	$2,206,401	$1,994,149	$1,720,369

Gross margin	23.7%	21.3%	20.1%

Gross Margin Excluding Freight and Delivery Revenues
(add 000)	2006	2005	2004

Gross profit	$522,464	$424,392	$346,587

Total revenues	$2,206,401	$1,994,149	$1,720,369
Less: Freight and delivery revenues	(263,504)	(248,478)	(204,480)

Net sales	$1,942,897	$1,745,671	$1,515,889

Gross margin excluding freight and delivery revenues	26.9%	24.3%	22.9%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-four

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Operating Margin in Accordance with GAAP
(add 000)	2006	2005	2004

Earnings from operations	$387,986	$309,054	$230,082

Total revenues	$2,206,401	$1,994,149	$1,720,369

Operating margin	17.6%	15.5%	13.4%

Operating Margin Excluding Freight and Delivery Revenues
(add 000)	2006	2005	2004

Earnings from operations	$387,986	$309,054	$230,082

Total revenues	$2,206,401	$1,994,149	$1,720,369
Less: Freight and delivery revenues	(263,504)	(248,478)	(204,480)

Net sales	$1,942,897	$1,745,671	$1,515,889

Operating margin excluding freight and delivery revenues	20.0%	17.7%	15.2%

Net Sales
Net sales by reportable segment for the years ended December 31 were as follows:

(add 000)	2006	2005	2004

Mideast Group	$580,489	$517,492	$476,004
Southeast Group	546,778	480,149	411,220
West Group	664,915	617,415	518,571

Total Aggregates Business	1,792,182	1,615,056	1,405,795
Specialty Products	150,715	130,615	110,094

Total	$1,942,897	$1,745,671	$1,515,889

Aggregates. Net sales growth in the aggregates product line resulted primarily from strong pricing improvement. Heritage aggregates product line average sales price increases1 were as follows for the years ended December 31:

	2006	2005	2004

Mideast Group	14.9%	7.7%	4.4%
Southeast Group	11.5%	11.0%	3.9%
West Group	13.4%	6.1%	1.4%
Heritage Aggregates Operations	13.5%	8.2%	3.2%
Aggregates Business	13.5%	8.2%	3.2%

[1]	For purposes of determining heritage sales price increases, the percentage change for the year is calculated using the then heritage aggregates prices.
Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and divestitures.
The average annual heritage aggregates product line price increase for the five and twenty years ended December 31, 2006 was 5.7% and 3.2%, respectively. Aggregates sales price increases in 2006 and 2005 reflect a scarcity of supply in high-growth markets (see section Aggregates Industry and Corporation Trends on pages 49 through 51). Pricing in 2005 also reflects higher demand for aggregates products. Aggregates 2004 sales price increases were negatively affected by the recessionary construction economy experienced in the first half of that year.
Aggregates shipments of 198.5 million tons in 2006 decreased compared with 203.2 million tons shipped in 2005. The increase in the cost of construction materials in 2006 and 2005 contributed somewhat to the decline in volume. Total aggregates product line shipments of 203.2 million tons in 2005 increased compared with 191.5 million tons shipped in 2004. The following presents heritage and total aggregates product line shipments for each reportable segment for the Aggregates Business:

Shipments (thousands of tons)	2006	2005	2004

Heritage Aggregates Product Line[2]:
Mideast Group	65,276	66,676	67,091
Southeast Group	58,366	56,825	53,643
West Group	74,545	75,169	69,303

Heritage Aggregates Operations	198,187	198,670	190,037
Acquisitions	—	3,974	—
Divestitures[3]	303	585	1,431

Aggregates Business	198,490	203,229	191,468

[2]	Heritage aggregates product line shipments are based on using the then heritage aggregates locations.

[3]	Divestitures represent tons related to divested operations up to the date of divestiture.
Heritage aggregates product line volume variance4 by reportable segment is as follows for the year ended December 31:

	2006	2005	2004

Mideast Group	(2.1%)	1.2%	3.2%
Southeast Group	2.7%	5.9%	(0.1%)
West Group	(4.5%)	9.0%	0.5%
Heritage Aggregates Operations	(1.7%)	5.4%	1.2%
Total Aggregates Business	(2.3%)	6.1%	(0.1%)

[4]	For purposes of determining heritage aggregates product line volume variance, the percentage change for the year is calculated using the then heritage aggregates locations.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-five

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Specialty Products. Specialty Products 2006 net sales of $150.7 million increased 15% over 2005 net sales. Sales growth in the Magnesia Specialties business resulted from improved pricing and volume of dolomitic lime to the steel industry and chemicals products to a variety of end users. Additionally, net sales for the structural composites product line increased by 4%. Specialty Products net sales in 2005 increased 19% over 2004.
Freight and Delivery Revenues and Costs
Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 57 through 59). These third-party freight costs are then fully billed to the customer. The increase in these revenues and costs in 2006 and 2005, both as compared with the prior year, is due to higher transportation costs primarily caused by higher energy costs. Additionally, in 2005, more tonnage was delivered under these terms as compared with 2004.
Cost of Sales
Cost of sales increased primarily due to rising costs for energy, particularly diesel fuel and natural gas, and repair and supply parts. Additionally, embedded freight costs increased 24% in 2006 (see section Transportation Exposure on pages 57 through 59). These cost increases were somewhat moderated by plant automation and productivity improvement initiatives, as well as control of headcount and employee benefit costs.
The Corporation’s operating leverage can be substantial due to the high fixed and semi-fixed costs associated with aggregates production. To better match demand, production at heritage locations declined 1.8% in 2006, while production at heritage locations increased 5.7% and 3.9% above prior year levels in 2005 and 2004, respectively.
Gross Profit
Gross margin excluding freight and delivery revenues is defined as gross profit divided by net sales and is a measure of a company’s efficiency during the production process. The Corporation’s gross margin excluding freight and delivery revenues increased 260 basis points to 26.9% during 2006 and 140 basis points in 2005 as pricing improvements and productivity gains outpaced increases in production costs.
While the gross margin for the Mideast Group and the Southeast Group improved in 2006, gross margin for the West Group in 2006 was flat and was negatively affected by higher embedded freight costs in addition to a decline in aggregates product line shipments. The following presents gross margin excluding freight and delivery revenues by reportable segment for the Aggregates business.

	2006	2005	2004

Mideast Group	40.0%	35.3%	34.9%
Southeast Group	22.6%	19.6%	19.0%
West Group	21.2%	21.2%	17.3%
Total Aggregates Business	27.7%	25.3%	23.8%
Selling, General and Administrative Expenses
Selling, general and administrative expenses, as a percentage of net sales, were 7.5%, 7.5% and 8.4% for the years ended December 31, 2006, 2005 and 2004, respectively. The decline in this expense ratio in 2006 and 2005 when compared with 2004 related to reorganization changes that have reduced headcount and other overhead expenses, as well as continued efforts focused on leveraging technology to improve efficiency. The absolute dollar increase of $16.0 million in 2006 reflects a $9.7 million increase in stock-based compensation expense, which includes the initial expensing of stock options in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, (“FAS 123(R)”) and increased performance-based incentive compensation costs. The increase of $3.4 million in 2005 was primarily due to increased incentive compensation costs.
Other Operating Income and Expenses, Net
Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain amounts receivable; rental, royalty and services income; and the accretion and depreciation expenses related to Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The decrease in 2006 when compared with 2005 reflects lower gains on sales of assets partially offset by a lower loss on receivables. The increase in 2005 compared with 2004 results primarily from higher gains on sales of assets, primarily excess land, and a lower loss on receivables, which resulted from improving economic conditions for the Corporation’s customers. Other operating income for 2004 includes a pretax gain of $5.0 million on the sale of certain asphalt plants in the Houston, Texas, market where the Corporation has a continuing financial interest.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-six

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Earnings from Operations
Operating margin excluding freight and delivery revenues is defined as earnings from operations divided by net sales and measures a company’s operating profitability. The Corporation’s operating margin excluding freight and delivery revenues improved 230 basis points in 2006 compared with prior year, primarily as a result of the improvement in gross margin excluding freight and delivery revenues and partially offset by higher selling, general and administrative expenses.
Interest Expense
Interest expense decreased 5.3% in 2006 as compared with 2005 due to a higher amount of capitalized interest related to major capital projects. 2005 interest expense decreased slightly from 2004 due to higher capitalized interest related to construction projects, partially offset by a higher interest rate paid on $100 million of debt subsequent to the termination of interest rate swaps.
Other Nonoperating Income and Expenses, Net
Other nonoperating income and expenses, net, are comprised generally of interest income, net equity earnings from nonconsolidated investments and eliminations of minority interests for consolidated, non-wholly owned subsidiaries. In 2006, the elimination of minority interest for consolidated subsidiaries increased other nonoperating income, net, by $3.1 million and was partially offset by a $2.5 million decrease in interest income. The increase in 2005 resulted from higher interest income and higher earnings on nonconsolidated investments, partially offset by a higher expense related to minority interests of consolidated companies.
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
The Corporation’s estimated effective income tax rates for the years ended December 31 were as follows:

	2006	2005	2004

Continuing operations	30.4%	27.1%	30.7%

Discontinued operations	42.1%	33.4%	(679.3%)

Overall	30.5%	27.0%	31.2%

The increase in the Corporation’s estimated effective income tax rate for 2006 compared with 2005 reflects the impact of higher pretax earnings in relation to tax deductible items and the effect of tax contingencies reversed upon expiration of the federal statute of limitations. In 2006, reserves of $2.7 million related to contingencies in the 2002 income tax return were reversed, while in 2005, reserves of $5.9 million related contingencies in the 2001 income tax return were reversed. The effective income tax rates for discontinued operations reflect the tax effects of individual operation’s transactions and are not indicative of the Corporation’s overall effective tax rate.
Discontinued Operations
Divestitures and closures included in discontinued operations reflect nonstrategic, underperforming operations within the Aggregates business that were sold or permanently shutdown. The results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations on the consolidated statements of earnings. The discontinued operations included the following net sales, pretax loss on operations, pretax gain or loss on disposals, income tax expense or benefit, and the overall net earnings or loss for the years ended December 31:

(add 000)	2006	2005	2004

Net sales	$4,196	$15,950	$51,228

Pretax loss on operations	$(262)	$(3,676)	$(6,862)
Pretax gain (loss) on disposals	3,057	(900)	6,727

Pretax gain (loss)	2,795	(4,576)	(135)
Income tax expense (benefit)	1,177	(1,529)	917

Net earnings (loss)	$1,618	$(3,047)	$(1,052)

Net Earnings
2006 net earnings of $245.4 million, or $5.29 per diluted share, increased 27% compared with 2005 net earnings of $192.7 million, or $4.08 per diluted share. 2005 net earnings included favorable tax benefits of $0.15 per diluted share.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-seven

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

2005 net earnings of $192.7 million, or $4.08 per diluted
share, increased 49% compared with 2004 net earnings of $129.2 million, or $2.66 per diluted share.
Analysis of Gross Margin

•	2006 consolidated gross margin excluding freight and delivery revenues increased 260 basis points compared with 2005.
•	2006 gross margin excluding freight and delivery revenues were negatively affected by 410 basis points due to embedded freight.

The Corporation achieved its objective of improved overall gross margin excluding freight and delivery revenues in 2006 by maximizing pricing opportunities and improving its cost structure through productivity improvement and plant automation initiatives. Consolidated gross margin excluding freight and delivery revenues for continuing operations for the years ended December 31 was as follows:

2006	26.9%
2005	24.3%
2004	22.9%
When compared with peak gross margins excluding freight and delivery revenues in the late 1990’s, the Aggregates business’ gross margin performance has been negatively affected by several factors. A primary factor is the expansion and development of water and rail distribution yards. Most of this activity is in coastal areas located in the Southeast and West Groups, which generally do not have an indigenous supply of aggregates and yet exhibit above-average growth characteristics driven by long-term population growth. Development of this distribution network continues to be a key component of the Corporation’s strategic growth plan and has already led to increased market share in certain areas. However, sales from rail and water distribution locations generally yield lower gross margins as compared with sales directly from quarry operations. Transportation freight cost from the production site to the distribution terminals is embedded in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. In general, a margin is not earned on the embedded freight component of price (see section Transportation Exposure on pages 57 through 59). In 2006, approximately 28 million tons of aggregates were sold from distribution yards, and results from these distribution operations reduced gross margin excluding freight and delivery revenues by approximately 410 basis points. Management expects that the distribution network currently in place will provide the Corporation a greater growth opportunity than many of its competitors, and gross margin should continue to improve, subject to the economic environment.
Other factors, including vertical integration — asphalt, ready mixed concrete and road paving operations — have further negatively affected gross margin, particularly in the West Group. Gross margins excluding freight and delivery revenues associated with vertically integrated operations are lower as compared with aggregates operations. Gross margins excluding freight and delivery revenues for the Corporation’s asphalt and ready mixed concrete businesses, which reside in the West Group, typically range from 10% to 15% as compared with the Corporation’s aggregates operations, which generally range from 20% to 30%. The road paving business was acquired as supplemental operations that were part of larger acquisitions. As such, it does not represent a strategic business of the Corporation. The gross margin in this business is affected by volatile factors including fuel costs, operating efficiencies and weather, and this business’ current operations yield profits that are insignificant to the Corporation as a whole. In 2006, the mix of vertically integrated operations lowered gross margin excluding freight and delivery revenues by approximately 110 basis points. The Corporation has decreased the effects of vertically integrated operations with certain divestitures in 2005 and 2004. The Corporation’s gross margin excluding freight and delivery revenues will continue to be adversely affected by the lower gross margins for these vertically integrated businesses and for the water and rail distribution network as a result of management’s strategic growth plan.
Gross margin excluding freight and delivery revenues for the Specialty Products segment was 22.2%, 16.4% and 17.3% for the years ended December 31, 2006, 2005 and 2004, respectively. The 2006 gross margin excluding freight and delivery revenues reflects improved pricing and volume of dolomitic lime to the steel industry and chemicals products to a variety of end users for the Magnesia Specialties business.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-eight

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

BUSINESS ENVIRONMENT
The sections on Business Environment on pages 49 through 63, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and this discussion should be read accordingly.
Aggregates Industry and Corporation Trends

•	2006 spending statistics, according to U.S. Census Bureau, from 2005 to 2006:
– Public-works construction spending increased 10%
– Commercial construction market spending increased 16%
– Residential construction market spending decreased 2%

The Corporation’s principal business serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are, in turn, affected by fluctuations in interest rates, levels of infrastructure funding by the public sector, and demographic and population shifts.

Total aggregates consumption in the United States in 2006 was approximately 3.3 billion tons per the U.S. Geological
Survey. Assuming gross domestic product growth of 3% per year, an additional 100 million tons of aggregates will be required annually, predominantly in the high-growth southern United States. An average-sized quarry produces one million tons per year; therefore, the equivalent of an additional 100 new quarries per year would be required to support the increased tonnage. As discussed further under the section Environmental Regulation and Litigation on pages 59 and 60, barriers to entry can limit the opening of new quarries.
The Aggregates business sells its products principally to contractors in connection with highway and other public infrastructure projects, as well as commercial and residential development. While construction spending in the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-nine

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

public and private market sectors is affected by economic cycles, historically the level of spending on public infrastructure projects has been more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Generally, increased levels of funding have supported highway and other infrastructure projects. By way of example, the U.S. Census Bureau shows the total value of the United States construction spending on highways, streets and bridges was $75 billion in 2006 compared with $66 billion in 2005, while overall public-works construction spending increased 10% in 2006. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2006; this has consistently been the case since 1990. Approximately 46% of the Corporation’s 2006 aggregates shipments were in the public sector; thus, the Aggregates business enjoys benefits from this level of public-works construction projects. Accordingly, management believes exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened by the business’ mix of public sector-related shipments.
For the Corporation, the commercial construction market remained strong in 2006. Approximately 27% of the Corporation’s 2006 aggregates shipments were related to the commercial construction market. According to the U.S. Census Bureau, commercial construction market spending increased 16% in 2006 as compared with 2005.
Residential construction market spending decreased 2% in 2006 from 2005, according to the U.S. Census Bureau.
The decline in this sector occurred as homebuilders reduced the level of homebuilding and subdivision development as compared with the building levels during the recent period of historically low interest rates. The Corporation’s percentage of its shipments attributable to the residential construction market declined in 2006 compared with 2005. The Corporation’s exposure to residential construction is typically split evenly between the aggregates used in the construction of the subdivision, including roads, sidewalks, and storm and sewage drainage, and the aggregates used in the construction of homes. Therefore, the timing of new subdivision starts by homebuilders affects residential volumes as much as new home starts.
The Corporation’s asphalt, ready mixed concrete and road paving operations generally follow construction industry trends. These vertically integrated operations accounted for approximately 5% of the Aggregates business’ 2006 total revenues.
Since 1995, a higher percentage of the Corporation’s shipments have been transported by rail and water, decreasing gross margin. In addition to competitive considerations, lower gross margins resulted from the Corporation generally not charging customers a profit on the transportation portion of the selling price. However, as demand increases in supply-constrained areas, additional pricing opportunities, along with improved distribution cost, may aid profitability and improve gross margin on transported material. Further, the long-haul transportation network can diversify market risk for locations that engage in long-haul transportation of their aggregates products. Many locations serve both a local market and transport products via rail and/or water to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other markets served by the location.
Pricing on construction projects is generally based on terms committing to delivery of specified products at a specified price. While commercial construction jobs usually are completed within a year, infrastructure contracts can require several years to complete. Therefore, pricing increases can have a lag time to take effect while the Corporation sells aggregates products under existing price agreements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

In 2006 and 2005, management believes the Corporation experienced the beginning of a shift in industry pricing trends. In those years, mid-year and other interim price increases became widespread as opposed to the previous pattern of annual increases. This shift was caused by increased demand for aggregates, along with the scarcity of supply in high-growth markets. Further, cost pressures, primarily related to energy, also influenced pricing. Management believes that the near-term outlook is that pricing should increase at a rate higher than historic averages and will correlate with the rate of growth in demand. However, the expected easing of demand and cost pressures could reduce the rate of annual price increases for the Corporation’s aggregates products. Annual price increases went into effect on January 1, 2007; management expects fewer mid-year increases in 2007 compared with 2006. Pricing is determined locally and is affected by supply and demand.
Management expects the overall long-term trend for construction aggregates consolidation to continue. The consolidation trend has notably slowed as the number of suitable acquisition targets in attractive markets declines. The Corporation’s Board of Directors and management continue to review and monitor strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses,
Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 54 and 55). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees. Additionally, subject to voter approval, the states may pass bond programs to fund infrastructure spending. Increasingly, local governments are funding projects through bond issues and local option taxes. Shortfalls in tax revenues can result in reductions in appropriations for infrastructure spending. Accordingly, amounts put in place, or spent, may be below amounts awarded under legislative bills.
In addition to bond issuances and local option taxes, state governments have developed other alternative sources for financing the construction and maintenance of roads. For example, the state of Indiana passed a bill that leased the 157-mile Indiana Toll Road to Macquarie Infrastructure Group of Sydney, Australia, and Cintra Concesiones de Infraestructuras de Transporta, S.A. of Madrid, Spain for 75 years. The $3.8 billion received by Indiana as part of the agreement is allocated to the Major Moves Program that increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to existing markets of the Corporation.

Aggregates Industry and
Corporation Risks

General Economic Conditions
The overall economy was strong in 2006, reflecting robust consumer spending, an improvement in the trade deficit and employment gains. The commercial construction market improved again in 2006, supported by lower office vacancy rates, and produced a backlog of projects going into 2007. The residential construction market declined during the year as homebuilding activity slowed.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-one

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

supports highway and economic development projects, road bond retirements and the establishment of funds that will ultimately be used for construction projects.
operations cover a wide geographic area, financial results depend on the strength of local economies, which may differ from the economic conditions of the state or region. This is particularly relevant given the high cost of transportation as it relates to the price of the product. The impact of state or regional economic conditions is felt less by large fixed plant operations that serve multiple end-use markets through the Corporation’s long-haul distribution network.

In 2006, as reported by Moody’s Economy.com Inc., most states experienced an expanding economy. Exceptions included Ohio, South Carolina, Louisiana and Alabama, which had flat economies, and Michigan, which had a recessionary economy. Compared with 2005, all states, with the exception of Michigan, experienced an expanding economy.
The Aggregates business’ top five revenue-generating states, namely North Carolina, Texas, Georgia, Iowa and South Carolina, together accounted for approximately 58% of its 2006 net sales by state of destination. The top ten revenue-generating states, which also include Florida, Indiana, Louisiana, Alabama and Ohio, together accounted for approximately 79% of the Aggregates business’ 2006 net sales by state of destination.
The North Carolina economy is expanding at a rate greater than the national average. Growth from an expanding high-tech manufacturing and research base offset losses from closings of furniture and textile plants. Commercial construction has continued to recover from the decline triggered by weak demand for office and warehouse space. Residential construction demand has remained steady. North Carolina’s spending on highways has been historically strong, averaging approximately $3.3 billion annually during the 5-year period ended in fiscal 2003, according to Federal Highway Administration data. However, new infrastructure construction project lettings declined from historical spending levels in
The impact of economic improvement will vary by local market. Profitability of the Aggregates business by state may not be proportionate to net sales by state because certain of the Corporation’s markets are more profitable than others. Further, while the Corporation’s aggregates
2006. Construction activity continued from the $3.1 billion education bond passed in 2002 funding new construction, repairs and renovations on the state’s

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-two

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

sixteen campus university system. Further, a $970 million school bond for public school construction in Wake County was passed in November 2006. The state has also authorized the use of $900 million in grant anticipation revenue and vehicle (“GARVEE”) bonds, which will help fund the statewide road-building program over the next few years. However, no bonds have been issued to date. Historically, the Corporation’s North Carolina operations have been above average in profitability due to its quarry locations in growing market areas and related transportation advantage.
In Texas, the infrastructure market outlook is positive, as the state legislature has recently protected infrastructure spending levels. Additionally, there is a proposed multi-use, statewide network of transportation routes, the Trans-Texas Corridor, designed to include existing and new highways, railways and utility right-of-ways. This proposal is a long-term project to be completed in phases over the next 50 years. In San Antonio, the infrastructure construction market remains strong. Despite delays in tollway spending along the burgeoning northern corridor of the community while environmental impact studies are completed, toll projects in this area are ultimately expected to provide a significant economic boost. San Antonio should be further enhanced by Washington Mutual, Inc.’s decision to open a regional center that will bring approximately 5,000 new jobs to the area. Coupled with the recent completion of the construction of the Toyota truck manufacturing facility and the net gain of several thousand new jobs from the recent military base realignment, San Antonio is one the fastest growing markets in Texas. By contrast, mortgage rate increases, an all-time high inventory of repossessed homes and a growing number of other available homes have adversely affected the residential construction market. In Dallas, the construction market should remain positive, supported by record state Department of Transportation and Tollway budgets. The Dallas residential construction market is down slightly compared with 2005. In Houston, the overall construction market has been strong, although residential construction has declined. The Houston construction market faces the potential of increased competition from waterborne imports due to higher railroad freight pricing and train availability, which affects the delivered price of stone from interior quarries in Texas, Arkansas and
Oklahoma. The overall economy of Houston is currently being bolstered by the strong performance of oil pricing on a global scale.
The Georgia state economy remains healthy despite the bankruptcy of Delta Airlines, the announced closings of the General Motors and Ford assembly plants, as well as several military base closures in the Atlanta area. The groundbreaking of a KIA automobile assembly plant in western Georgia, as well as the announced expansions at the Ports of Savannah and Brunswick, indicate Georgia’s increasing international focus. Infrastructure improvements are helping to further establish the state’s position as a major southeastern distribution center. Additionally, highway construction continues to provide an economic benefit to the state. However, increasing construction costs expose a need for alternative means of funding such projects. The residential construction market slowdown remains moderate, while the commercial construction market remains strong in most major state market areas.
The Iowa state economy, heavily dependent on the agriculture industry, is moderately expanding. The Farm Security and Rural Investment Act of 2002 governs federal farm programs through 2007. Among other things, this legislation provides minimum price supports for certain crops, including corn and soybeans, and has stimulated the agricultural economy in Iowa, providing an overall benefit for the state. Iowa continues to be the largest pork-producing state in the nation. Local economies have been strong in urban areas of the state, while economies in rural areas have been bolstered by construction of alternative energy facilities, including ethanol, bio-diesel and wind. In fact, corn used for the production of ethanol has increased to the point at which Iowa, the nation’s largest corn producer, could become an importer of corn. The infrastructure construction market has softened because of reduced levels of projects by the Iowa Department of Transportation. Residential construction declined in 2006, a trend expected to continue in 2007. Commercial construction has remained stable.
The South Carolina economy has experienced slow growth, and the trend is expected to continue in the first half of 2007. Future growth is expected to come from service-based industries, including education, healthcare,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-three

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

and leisure and hospitality. The infrastructure construction market has declined with no recent lettings. As a result of negative findings in an audit of the South Carolina Department of Transportation (“SCDOT”), the Governor and the state’s legislature are now debating how to restructure the SCDOT. This is expected to delay any future infrastructure projects until, at least, late 2007. The residential construction market has been strong, particularly in Columbia and Charleston, with several large new residential developments announced for the North Charleston/Summerville area. In the commercial market, Google, Inc., has announced that it is considering land near Blythewood County and Berkeley County for construction of several $200 million to $800 million data centers that could each employ 400 people.
The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. A growing economy decreases the risk of non-payment and bankruptcy, and a recessionary economy increases those risks. Historically, the Corporation’s bad debt write-offs have not been significant, and management considers the allowance for doubtful accounts adequate at December 31, 2006.
Federal and State Highway Appropriations

•	Six-year $286.4 billion federal highway law passed in 2005
•	Law increases states’ minimum rates of returns of gasoline taxes paid to Highway Trust Fund

The federal highway law is the principal source of highway funding for public-sector construction projects. SAFETEA-LU is a six-year $286.4 billion law succeeding The Transportation Equity Act for the 21st Century (“TEA-21”), which expired by its terms on September 30, 2003. SAFETEA-LU is presently scheduled to expire on September 30, 2009.
SAFETEA-LU includes approximately $228 billion for highway programs, $52 billion for transit programs and $6 billion for highway safety programs. Law provisions include increasing the minimum rate of return for donor states, meaning those paying more in gasoline taxes than they receive from the highway trust fund. The minimum rate of return will increase from the current rate of 90.5 percent to 92.0 percent by 2008. Nine of the Aggregates business’ top ten revenue-generating states (North Carolina, Texas, Georgia, Iowa, South Carolina, Florida, Indiana, Louisiana and Ohio) were donor states for fiscal year 2006.
The federal highway law provides spending authorizations, representing maximum amounts. Each year, an appropriation act is passed establishing the amount that can actually be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the Highway Trust Fund. Once the annual appropriation is passed, funds are distributed to each state based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds generally must be spent on specific programs as outlined in the federal legislation. SAFETEA-LU includes a revenue-aligned budget authority (“RABA”) provision, an annual review and adjustment to link annual funding to actual and anticipated revenues credited to the Highway Trust Fund. This review commences in fiscal year 2007 and continues through the term of the bill.
On February 15, 2007, the President signed a measure that provides funding of $39.1 billion for the federal highway program and $9.0 billion for the federal transit program. These amounts represent a total increase of $3.9 billion compared with 2006 levels.
Most federal funds are available for four years. Once the federal government approves a state project, funds are committed and considered spent regardless of when the cash is actually spent by the state and reimbursed by the federal government. Funds are generally spent by the state over a period of years, with approximately 27% in the year of funding authorization, 41% in the succeeding year and 16% in the third year. The remaining 16% is spent in the fourth year and beyond, according to the Federal Highway Administration.
Federal highway laws require Congress to annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the funding available for the Highway Trust Fund. However, investments in transportation improvements generally create new jobs, which is a priority of many of the government’s economic plans. According to American Road and Transportation Builders Association (“ARTBA”),

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-four

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

federal data indicates that every $1 billion in federal highway investment creates 47,500 jobs. Approximately half of the Aggregates business’ net sales to the infrastructure market come from federal funding authorizations, including matching funds from the states.
States are required to match funds at a predetermined rate to receive federal funds for highways. Matching levels vary
Geographic Exposure and Seasonality
Seasonal changes and other weather-related conditions significantly affect the aggregates industry. Aggregates production and shipment levels coincide with general construction activity, most of which occurs in the spring, summer and fall. Thus, production and shipment levels vary by quarter. Operations concentrated in the northern United depending on the type of project. If a state is unable to match its allocated federal funds, funding is forfeited. Any forfeitures are reallocated to states providing the appropriate matching funds. States rarely forfeit federal highway funds; however, in 2002, Virginia became the first state in recent history to not meet a federal matching requirement.

Although state highway construction programs are primarily financed from highway user fees (including fuel taxes and vehicle registration fees), there has been a reduction in many states’ investment in highway maintenance. Significant increases in federal infrastructure funding typically require state governments to increase highway user fees to match federal spending. Management believes that

States generally experience more severe winter weather conditions than operations in the Southeast and Southwest. Excessive rainfall can also jeopardize shipments, production and profitability.

The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity. During 2005, Hurricanes Katrina and Rita caused extensive damage in Louisiana and Mississippi. While the Corporation incurred losses and business interruption because of these storms, the effect on the consolidated operating results of the Corporation was mitigated as: Louisiana and Mississippi together accounted for approximately 6% of the Aggregates business’ 2005 net sales; the areas affected were mostly distribution innovative financing at the state-level will grow at a faster rate than federal funding. During the November 2006 election cycle, ARTBA’s Special 2006 Ballot Initiatives Report indicated that voters in various states approved 22 state and local measures that would provide over $2.1 billion in additional annual transportation funding once enacted. Generally, state spending on infrastructure leads to increased growth opportunity for the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect performance.
The Vision 100-Century of Aviation Reauthorization Act is a four-year bill ending September 30, 2007, providing funding for airport improvements throughout the United States. Funding is $3.7 billion in fiscal 2007.
yards instead of production locations; and the area’s operating margin excluding freight and delivery revenues has historically been below the Aggregates business’ overall operating margin excluding freight and delivery revenues. Altogether, the Corporation did not incur significant damage from hurricanes in 2006.
Cost Structure

•	Top 5 cost categories represent 73% of the Aggregates business’ cost of sales;
•	Increased fuel costs negatively affected the Aggregates business’ cost of sales by $23 million;
•	Higher steel and consumables prices increased costs for repairs and supplies;
•	Health and welfare cost increases were controlled; and
•	Headcount reduced by 225 employees in 2006; earnings from operations per employee increased 26% in 2006 compared with 2005.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-five

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Due to high fixed costs associated with aggregates production, the Corporation’s operating leverage can be substantial. Generally, the top five categories of cost of sales for the Aggregates business are (1) labor and related benefits; (2) freight on transported material (excluding freight billed directly to customers); (3) energy; (4) repairs; and (5) depreciation, depletion and amortization. In 2006, these categories represented approximately 73% of the Aggregates business’ total cost of sales.
The Corporation began a process improvement program in 1999 in which personnel teams review operational effectiveness on a function-by-function and location-by-location basis. The resulting plant automation and mobile fleet modernization and right-sizing, coupled with continuous cost improvement, have contributed to an improved cost structure. In particular, plant automation maximizes the efficiency of materials flow through the production process and has resulted in a reduced headcount.
Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Rising health care costs have affected total labor costs in recent years and are expected to continue. However, workforce reductions resulting from plant automation and mobile fleet right-sizing have helped the Corporation control rising costs. The Corporation has experienced health care cost increases averaging 2% over the past five years, whereas the national aver-
age was 6% to 7%. The Corporation’s voluntary pension plan contributions have lessened the impact of rising pension costs.
Generally, when the Corporation incurs higher capital costs to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation. Additionally, lead times for large mobile equipment are currently approximating one year, and a worldwide tire shortage has negatively affected their availability and cost. These shortages and increased lead times have resulted in higher repair and maintenance expenses as equipment is being used over a longer service period prior to replacement. However, the Corporation’s process improvement program has contributed to cost control of repairs and maintenance costs. In fact, such costs per ton produced were lower in 2006 than in 2002.
The impact of inflation on the Corporation’s businesses has been less significant as inflation rates have moderated. However, the Corporation has experienced increases in most cost areas. Notably, energy sector inflation especially affects the costs of operating mobile equipment used in quarry operations, electricity to operate plants, waterborne and rail transportation of aggregates materials, and asphalt production. In

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-six

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

2006, increases in fuel prices lowered net earnings for the Aggregates business by $0.30 per diluted share when compared with 2005 fuel prices.
In addition to the top five cost categories, the Corporation’s 2006 gross margin was also reduced by increased costs for raw materials and supplies, including explosives, tires, steel, and oil and lubricants.
As a percentage of net sales, selling, general and administrative costs remained relatively flat in 2006 as compared with 2005. Among other factors, these costs were affected lease rates for such services. In recent years, the Corporation brought additional capacity online at its Bahamas and Nova Scotia locations to transport materials via oceangoing ship. Further, in 2006, the Corporation completed the second largest capital project in its history, a new highly-automated plant and barge loadout system at its Three Rivers facility in Kentucky. The new plant, a key site in the Corporation’s long-haul distribution network, is capable of producing more than 8 million tons per year and can ship to 14 states along the Ohio and Mississippi River network.

positively affected by headcount reductions, offset by increased stock-based compensation costs as a result of the adoption of FAS 123(R) and increased long-term incentive compensation costs.
Shortfalls in federal and state revenues may result in increases in income and other taxes.
Transportation Exposure

•	11% increase in tonnage moved by long-haul transportation network in 2006 as compared with 2005; and
•	Embedded freight costs increased 24% in 2006, primarily due to higher fuel costs.

The U.S. Department of the Interior’s geological map of the United States shows the possible sources of indigenous surface rock, illustrating the limited supply in the coastal areas of the United States from Virginia to Texas.
With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases supplied, from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution terminals and port locations to offload transported material. In 1994, the Corporation had 7 distribution terminals. Today, with 72 distribution terminals, a growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through this network. The limited availability of water and rail transportation providers, coupled with increased demand and limited distribution sites, has adversely
As the Corporation continues to move more aggregates by rail and water, embedded freight costs have eroded profit margins. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:

Option 1:	The customer supplies transportation.

Option 2:
The Corporation directly ships aggregates products from a production location to a customer by arranging for a third party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are presented in the Corporation’s consolidated statements of earnings as required by Emerging Issues Task

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-seven

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Force Issue No. 00-10, Accounting For Shipping and Handling Fees and Costs. These freight and delivery revenues and costs were $263.5 million, $248.5 million and $204.5 million in 2006, 2005 and 2004, respectively.

Option 3:
The Corporation transports aggregates, either by rail or water, from a production location to a distribution terminal. The selling price at the distribution terminal includes the freight cost to move it there. These freight costs are included in costs of sales and were $204.3 million, $165.2 million and $125.8 million for 2006, 2005 and 2004, respectively. Transportation costs from the distribution location to the customer are accounted for as described above in options 1 or 2, as applicable.

For analytical purposes, the Corporation eliminates the effect of freight on margins with the second option. When the third option is used, margins as a percentage of net sales are negatively affected because the customer does not pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer in a local market will pick up the material at the quarry
In 1994, 93% of the Corporation’s aggregates shipments were moved by truck, the rest by rail. In contrast, in 2006, the Corporation’s aggregates shipments moved 73% by truck, 16% by rail and 11 % by water (see section Analysis of Gross Margin on page 48).
The Corporation’s increased dependence on rail shipments has made it vulnerable to railroad performance issues, including track congestion, crew and power availability, and the ability to renegotiate favorable railroad shipping contracts. In 2006, and to a lesser extent in 2005, the Corporation experienced significant rail transportation shortages in Texas and parts of the Southeast. These shortages were caused by the downsizing of personnel and equipment by certain railroads during the economic downturn in the early part of this decade. Further, in response to these issues, rail transportation providers focused on increasing the number of cars per unit train under transportation contracts and are generally requiring customers, through the freight rate structure, to accommodate larger unit train movements. A unit train is a freight train moving large tonnages of a single bulk product between two points without intermediate yarding and switching. In 2006, the Corporation brought a new plant online and pay $6.50 per ton of aggregates. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregates that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of internal freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight cost.

at its North Troy operation in Oklahoma, which is capable of producing 5 million tons per year and also handling up to multiple 90-car unit trains. Further, in 2005, the Corporation addressed certain of its railcar needs for future shipments by leasing 780 railcars under two master lease agreements. One of the lease agreements has an initial lease term of 5 years with a renewal option for an additional 5-year period; the other lease has a term of 20 years. Generally, the Corporation does not buy railcars, barges or ships, but rather supports its long-term distribution network with leases and contracts of affreightments for these modes of transportation.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-eight

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, the ability to negotiate favorable shipping contracts, demurrage costs, fuel costs, barge or ship availability and weather disruptions. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. These contracts of affreightments have varying expiration dates ranging from 2008 to 2017 and generally contain renewal options. Further, barge availability has become an issue, as the rate of retirements is exceeding the rate of construction. Shipyards that build barges are operating at capacity, and lead times for barges are approximately 18 months. In 2007, the Corporation will accept delivery of 50 new barges.
In 2006, the Corporation experienced delays in shipping its materials through Lock 52 on the Ohio River as repair and maintenance activities were performed. These delays resulted from the reduction of water traffic able to pass through the lock during this time. Lock 52 repairs were suspended in 2006 and are expected to be completed in the third quarter of 2007.
Water levels can also affect the Corporation’s ability to transport materials. High water levels can result in a reduction of the number of barges that can be included in a tow and additional horsepower to provide required towing services. Additionally, low water levels can result in reduced tonnage included on a barge for shipping.
Management expects the multiple transportation modes that have been developed with various rail carriers and via deepwater ships and barges to provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.
Internal Expansion
The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable quarrying operations. Recently, the Corporation has focused on an extensive array of plant automation and capacity expansion projects, particularly at locations that are part of the long-haul distribution network.
A current priority of the Corporation’s capital spending program is to recapitalize its Southeast operations. While such capital projects generally increase capacity, lower production costs and improve product quality, they may experience short-term, higher-than-average start-up costs. Additionally, it may take time to increase shipments and absorb the increased depreciation and other fixed costs, particularly in a slow economy. Pricing, too, may be negatively affected by the additional volume available in the market. Therefore, the full economic benefit of a capital project may not be realized immediately upon completion.
A long-term capital focus for the Corporation is underground aggregates mines, which provide a neighbor-friendly alternative to surface quarries. The Corporation is the largest operator of underground aggregates mines in the United States. Production costs are generally higher underground than for surface quarries since the depth of the aggregates deposits and the access to the reserves result in higher development costs, smaller blast shots and higher depreciation costs. However, these locations tend to be closer to their end-use markets and, therefore, generally have higher average selling prices.
On average, the Corporation’s aggregates reserves exceed 50 years of production based on current levels of activity. Management of the Corporation has focused on acquisitions of additional property around existing quarry locations. This property can serve as buffer property or additional mineral reserve capacity, assuming the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry allows an expansion of the quarry footprint and extension of quarry life. Some locations having limited reserves may be unable to expand.
Environmental Regulation and Litigation
The expansion and growth of the aggregates industry is subject to increasing challenges from environmental and political advocates hoping to control the pace of future development and preserve open space. Rail and other transportation alternatives are being heralded by these groups as solutions to mitigate road traffic congestion and overcrowding.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page fifty-nine

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with national ambient air quality standards (“NAAQS”), a defined geographic area must be below the limits set for six pollutants. Recently, environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not yet in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceed the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies. They otherwise face fines or control by the EPA. Included as non-attainment areas are several major metropolitan areas in the Corporation’s markets, such as: Charlotte, North Carolina; Greensboro/Winston-Salem/High Point, North Carolina; Raleigh/Durham/Chapel Hill, North Carolina; Hickory/ Morganton/Lenoir, North Carolina; Houston/Galveston, Texas; Dallas/Fort Worth, Texas; San Antonio, Texas; Atlanta, Georgia; Macon, Georgia; Columbia, South Carolina; Rock Hill, South Carolina; Indianapolis, Indiana; and Terre Haute, Indiana. Federal transportation funding through SAFETEA-LU is directly tied to compliance with the Clean Air Act.
Other environmental groups have published lists of targeted municipal areas, including areas within the Corporation’s marketplace, for environmental and suburban growth control. The effect of these initiatives on the Corporation’s growth is typically localized. Further challenges are expected as these initiatives gain momentum across the United States.
The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety, and other regulatory matters. Certain of the Corporation’s operations may occasionally involve the use of substances classified as toxic or hazardous. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Corporation’s businesses, as it is with other companies engaged in similar businesses.
Environmental operating permits are, or may be, required for certain of the Corporation’s operations; such permits are subject to modification, renewal and revocation. New permits, which are generally required for opening new sites or for expansion at existing operations, can take several years to obtain. Rezoning and special purpose permits are increasingly difficult to acquire. Once a permit is obtained, the location is required to generally operate in accordance with the approved site plan.
The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities (see Notes A and N to the audited consolidated financial statements on pages 17 through 24 and pages 36 and 37, respectively).
Magnesia Specialties Business
Through its Magnesia Specialties business, the Corporation manufactures and markets magnesia-based chemical products for industrial, agricultural and environmental applications, and dolomitic lime for use primarily in the steel industry. Chemicals products have varying uses, including flame retardants, wastewater treatment, pulp and paper production and other environmental applications. In 2006, 65% of Magnesia Specialties’ net sales were attributable to chemicals products, 33% were attributable to lime and 2% were attributable to stone.
Given the high fixed costs associated with operating the business, low capacity utilization negatively affects its results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the profitability of the Magnesia Specialties business.
In 2006, approximately 75% of the lime produced was sold to third-party customers, while the remaining 25% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, approximately 43% of Magnesia Specialties’ 2006 net sales related to products used in the steel industry. Accordingly, a portion of the business’ revenue and profits is affected by production and inventory trends within the steel industry. These

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixty

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. During 2006 and 2005, the domestic steel industry curtailed production by 20 percent to 25 percent for periods of approximately 3 months in order for the industry to absorb excess steel inventory. Lime sales to the steel industry were curtailed by similar percentages. This dynamic is expected to continue for the foreseeable future. Other factors, including growth in Asian steel production, will continue to challenge the long-term competitiveness of the U.S. steel industry.
Approximately 12% of Magnesia Specialties’ 2006 revenues came from foreign jurisdictions. Magnesia Specialties sells its products in the United States, Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the U.S. dollar is used as the functional currency in foreign transactions.
Approximately 99% of Magnesia Specialties’ hourly workforce belongs to a labor union. Union contracts cover employees at the Manistee, Michigan, magnesia-based chemicals plant and the Woodville, Ohio, lime plant. The labor contract with the Manistee labor union expires in August 2007, while the Woodville labor union contract expires in June 2010. Management does not expect any significant issues related to renewing the Manistee labor union contract. However, there can be no assurance that a new agreement will be reached.
Structural Composites Products
The Corporation, through its wholly owned subsidiary, Martin Marietta Composites, Inc. (“MMC”), is engaged in developmental activities related to structural composites products. MMC has a licensing agreement related to a proprietary composite sandwich panel technology, which is expected to play an important role in its product line related to flat panel applications. A third machine related to this technology was installed in 2006 at the Sparta, North Carolina, facility. MMC’s fiber-reinforced polymer (“FRP”) composite materials are manufactured from complex glass fabrics and polymer resins. The fabrics are impregnated with resins and drawn under tension through a heated die to generate panels with the desired physical properties. The final product is then cut to the desired length. The component shapes are then assembled with adhesives to construct final products. Composite products offer weight reduction, corrosion resistance and other positive attributes compared with conventional materials.
In 2006, MMC focused on several market sectors for its composite products: military, transportation and infrastructure. Military products consist of ballistic and blast panels. Transportation products include commercial trucks, as well as rail cars. Infrastructure products include bridge decks. MMC is currently focusing its efforts on homeland security, military applications and panel products. As with any start-up opportunity, these activities are subject to uncertainty and risk, including development and sale of composites products for targeted market segments and market acceptance of these products.
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
In 2006, management decided to exit its composite truck trailer business. In connection with this decision, the Corporation wrote off certain assets and also accrued future contractual payment obligations related to a licensing agreement, which resulted in a pretax charge of $3.8 million. MMC also recorded additional charges of $0.4 million for inventory writedowns during 2006. The Corporation also downsized the management group and the hourly workforce associated with the structural composites product line. In 2007, the remaining components of the structural composites product line have specific quarterly benchmarks to achieve to determine its viability.
During 2006, the Corporation incurred a loss of $13.2 million from operations, inclusive of the inventory write down and the Composite truck trailer-related charges, associated with developing structural composites products. At December 31, 2006, this business had inventory, fixed assets and intangible

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixty-one

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

assets with an aggregate carrying value of $7.2 million in addition to $1.9 million of off-balance sheet obligations, which were primarily lease and royalty obligations.
Internal Control and Accounting and Reporting Risk
The Corporation’s independent registered public accounting firm issued an unqualified opinion on management’s assessment that the Corporation’s internal controls as of December 31, 2006 were effective. A system of internal controls over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness.
Accounting rulemaking, which may come in the form of accounting standards, principles, interpretations or speeches, has become increasingly more complex and generally requires significant estimates and assumptions in their interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board and the Securities and Exchange Commission (see Accounting Changes section of Note A to the audited consolidated financial statements on pages 23 and 24 and section Application of Critical Accounting Policies on pages 63 through 74).
For additional discussion on risks, see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.
Corporate Governance
The Corporation’s Board of Directors has established Corporate Governance Guidelines to support its oversight of management’s strategy and operation of the business in order to promote the long-term successful performance of the Corporation. The guidelines are subject to periodic review and change by the Board, as appropriate, and are available on the Corporation’s Web site at
www.martinmarietta.com. Among other requirements, these guidelines include the following:
•	The Board adheres to the Corporation’s Code of Ethics and Standards of Conduct and periodically assesses its performance.
•	A board size of 9 to 11 members, with at least two-thirds of the Directors being independent non-management Directors.
•	Six Board Committees currently organized: Audit; Ethics, Environment, Safety and Health; Executive; Finance; Management Development and Compensation; and Nominating and Corporate Governance.
•	Board of Directors and the Audit Committee meet at least five times annually.
•	An executive session of the non-employee Directors is held at least twice annually.
•	Chairman and Chief Executive Officer reports at least annually to the Board on succession planning for senior executive positions.
Outlook 2007
Based on current forecasts and indications of business activity, management has a positive outlook for 2007. Aggregates product line pricing is expected to increase 9% to 11% for the year, reflecting continued supply constraints in many of the Corporation’s southeast and southwest market areas. Demand for aggregates products is expected to be flat, with expectations of a softer construction market in the first half of 2007 mitigated by volume growth in the back half of 2007. Commercial and infrastructure construction is expected to increase in 2007, although not at the same rate as in 2006. The delays in infrastructure spending in North Carolina and South Carolina are expected to continue throughout 2007; however, management continues to believe that the environment remains positive for pricing improvements, and, combined with the Corporation’s strict adherence to cost control, it expects to be able to more than offset these infrastructure issues and report increased earnings. Management believes residential construction is likely to decline in the first half of 2007, with the downturn beginning to moderate during the latter part of the year. Volume growth in other uses of aggregates products, including chemical grade stone used in controlling electric power plant emissions and railroad ballast, is expected to continue in 2007.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page sixty-two

M A N A G E M E N T ’ S    D I S C U S S I O N   &   A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The Specialty Products segment, which includes magnesia chemicals, dolomitic lime and focused activity in structural composites, is expected to contribute $33 million to $36 million in pretax earnings compared with $22 million in 2006. Management expects the magnesia chemicals business to continue to grow and also expects demand for dolomitic lime from the steel industry to be flat or down slightly.
Against this backdrop, management currently expects to report double-digit growth in net earnings per diluted share in 2007 with results in a range of $5.95 to $6.50. For the first quarter, management expects earnings per diluted share to be in a range of $0.36 to $0.52. The earnings per share guidance is based on the current capital structure and existing share repurchase program. Changes in leverage targets and increased levels of share repurchases, as outlined in the section Capital Structure and Resources on pages 76 through 78, may increase earnings per diluted share.
The 2007 estimated earnings range includes management’s assessment of the likelihood of certain risk factors that will affect performance within the range. The level and timing of aggregates demand in the Corporation’s end-use markets and the management of production costs will affect profitability in the Aggregates business. Logistical issues in the Corporation’s long-haul network, particularly the availability of barges on the Mississippi River system and the availability of rail cars and locomotive power to move trains, affect the Corporation’s ability to efficiently transport material into certain markets (most notably Texas and the Gulf Coast region). Production cost in the Aggregates business is sensitive to energy prices, the costs of repair and supply parts, and the startup expenses for recently completed large-scale plant projects. The Magnesia Specialties business is sensitive to changes in natural gas prices and is dependent on the steel industry for sales of a significant portion of its dolomitic lime. Opportunities to reach the upper end of the earnings range include the continued moderation of energy prices, namely diesel fuel and natural gas; the easing of cost pressures on energy-related consumables (i.e., steel, rubber, lubricants); the ability to achieve mid-year price increases across a larger portion of the Corporation’s markets; aggregates product line demand exceeding expectations; and the execution of a share repurchase program at a level similar to the past several years. Risks to the low end of the earnings range are primarily volume related and include a precipitous drop in demand as a result of a continued decline in residential construction, a pullback in commercial construction, or some combination thereof. Further, increased highway construction funding pressures in North Carolina and South Carolina can affect profitability.
The first quarter is particularly subject to volatility due to the effect of winter weather on volumes and profitability. In addition, the key factor driving performance in the first quarter, outside of the weather variable, is likely to be volume in the aggregates product line. In the first quarter of 2006, heritage aggregates product line volume rose 8% due to historically favorable weather. Management expects volumes to decline in the first quarter of 2007 compared with the prior year.
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
Stock-Based Compensation
The Corporation adopted FAS 123(R) on January 1, 2006. FAS 123(R) requires all forms of share-based payments to employees, including employee stock options, to be recognized as compensation expense. The compensation

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixty-three

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

expense is the fair value of the awards at the measurement date. The Corporation adopted the provisions of FAS 123(R) using the modified prospective transition method, which recognizes stock option awards as compensation expense for unvested awards as of January 1, 2006 and awards granted or modified subsequent to that date. In accordance with the modified prospective transition method, the Corporation’s consolidated statements of earnings and cash flows for the prior-year periods have not been restated. The impact to the Corporation of adopting FAS 123(R) and expensing stock options was as follows for the year ended December 31, 2006:

Decreased earnings from continuing operations before taxes on income by:	$5,897,000
Decreased earnings from continuing operations and net earnings by:	$3,564,000
Decreased basic and diluted earnings per share by:	$0.08
In addition, the Corporation reclassified $12,339,000 of stock-based compensation liabilities to additional paid-in-capital, thereby increasing shareholders’ equity at January 1, 2006.
Prior to January 1, 2006, the Corporation accounted for its stock-based compensation plans under the intrinsic value method prescribed by APB Opinion 25, Accounting for Stock Issued to Employees, and Related Interpretations. Compensation cost was recognized in net earnings for awards granted under those plans with an exercise price less than the market value of the underlying common stock on the date of grant. For nonqualified stock options granted under those plans with an exercise price equal to the market value of the stock on the date of grant, no compensation cost was recognized in net earnings as reported in the consolidated statements of earnings. Rather, stock-based compensation expense was included as a pro forma disclosure in the notes to the financial statements. Pro forma disclosures of net earnings and earnings per share continue to be provided for periods prior to January 1, 2006 (see Stock-Based Compensation section of Note A to the audited consolidated financial statements on pages 20 through 22).
The Corporation has stock-based compensation plans for certain of its employees and its nonemployee directors. All stock-based compensation equity awards are units until distributed as shares of common stock upon vesting. The plans provide for the following types of equity awards:
•	Nonqualified stock options to certain employees and nonemployee directors
•	Restricted stock awards to certain employees (“restricted stock awards”)
•	Stock awards to certain employees related to incentive compensation (“incentive compensation awards”)
•	Common stock purchase plan for nonemployee directors related to their annual retainer and meeting fees (“directors’ awards”)
In 2005, the Corporation’s Management Development and Compensation Committee redesigned the Corporation’s long-term compensation program to more directly tie pay with performance. Prior to redesign, the long-term compensation program consisted primarily of stock options, which were awarded based on a multiple of base compensation and targeted to be competitive with equity awards granted for comparable positions in other companies similar to the Corporation. The revised program consists of a mix of stock options and restricted stock awards for senior level employees and restricted stock awards for other participants. Awards granted under the revised program are based on the Corporation’s achievement of specific goals related to the return on invested capital as compared to its weighted average cost of capital. Additionally, the Corporation may grant restricted stock awards based on its performance relative to peer groups to certain employees.
The following table summarizes stock-based compensation expense for the years ended December 31, 2006, 2005 and 2004, unrecognized compensation cost for nonvested awards at December 31, 2006 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page sixty-four

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

			Incentive
		Restricted	Compen-
	Stock	Stock	sation	Directors'
(add 000)	Options	Awards	Awards	Awards	Total

Stock-based compensation expense recognized for years ended December 31:
2006	$5,897	$6,410	$474	$657	$13,438
2005	$255	$2,505	$314	$628	$3,702
2004	$—	$1,384	$307	$597	$2,288

Unrecognized compensation cost at December 31, 2006:
	$3,340	$10,724	$324	$135	$14,523

Weighted-average period over which unrecognized compensation cost to be recognized:
	1.9 yrs	2.4 yrs	1.1 yrs	0.3 yrs

The following presents a horizon for stock-based compensation expense for outstanding awards as of December 31, 2006 (in thousands):

2007	$7,198
2008	4,228
2009	2,297
2010	691
2011	109

Total	$14,523

Valuation of Stock-Based Compensation Awards
The Corporation makes an annual stock option grant to qualifying employees with the stock option price equaling the closing price of the Corporation’s common stock on the date of grant. The Corporation used a lattice valuation model to determine the fair value of stock option awards granted in 2006, 2005 and 2004. The Black-Scholes valuation model was used for stock options granted prior to 2004. The lattice valuation model takes into account exercise patterns based on changes in the Corporation’s stock price, the lack of transferability of the awards and other complex and subjective variables and is considered to result in a more accurate valuation of stock options than the Black-Scholes valuation model. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data.
Other key assumptions used in determining the fair value of the stock options awarded in 2006, 2005 and 2004 were:

	2006	2005	2004

Risk-free interest rate	4.92%	3.80%	4.00%
Dividend yield	1.10%	1.60%	1.68%
Volatility factor	31.20%	30.80%	26.10%
Expected term	6.9 years	6.3 years	6.6 years
Based on these assumptions, the weighted-average fair value of each stock option granted was $33.21 for 2006, $18.72 for 2005 and $11.00 for 2004.
The risk-free interest rate reflects the interest rate on zero-coupon U.S. government bonds available at the time each option was granted having a remaining life approximately equal to the option’s expected life. The dividend yield represents the dividend rate expected to be paid over the option’s expected life and is based on the Corporation’s historical dividend payments and targeted dividend pattern. The Corporation’s dividend pattern is outlined in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on February 27, 2007. The Corporation’s volatility factor measures the amount by which its stock price is expected to fluctuate during the expected life of the option and is based on historical stock prices.
Any change in the aforementioned assumptions could affect the estimated fair value of future stock options. The following table shows the impact on the fair value estimate if there were a change in any of the key assumptions:

Results in a fair
An increase to the:	value that is:

Price of the underlying common stock	Higher
Exercise price of option	Lower
Expected term of option	Higher
Risk-free interest rate	Higher
Expected dividends on stock	Lower
Expected volatility of stock	Higher
Restricted stock awards require no payment from the employee upon distribution. Therefore, the closing price of the Corporation’s common stock on the measurement date represents the fair value of these awards. These awards are expensed over the requisite service period.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixty-five

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Incentive compensation awards allow participants to use up to 50% of their annual incentive compensation to acquire units representing shares of the Corporation’s common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive compensation plan at certain minimum levels. The Corporation expenses the 80% purchase price to the employees in the year the employees earn the incentive compensation. Additionally, the Corporation amortizes the 20% discount over 34 months for unvested awards as of January 1, 2006 and/or over the requisite service period for awards granted subsequent to the adoption of FAS 123(R). The expense related to the 20% discount is based on the closing price of the Corporation’s common stock on the measurement date of the award.
Common stock awards provide nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Currently, directors are required to defer at least 50% of their annual retainer in the form of the Corporation’s common stock at a 20% discount to market value. The Corporation expenses directors’ fees in the period in which they are earned, with the exception of the annual retainer, which is expensed over a 12-month period from the award date. Additionally, the Corporation amortizes the 20% discount over 12 months. The expense related to the 20% discount is based on the closing price of the Corporation’s common stock on the measurement date of the award.
Expense Allocation
FAS 123(R) requires stock-based compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. The requisite service period is defined as the period of time over which an employee must provide service in exchange for an award under a share-based payment arrangement. Certain of the Corporation’s stock-based compensation plans provide for accelerated vesting of awards when an employee retires from active service and is eligible to receive unreduced retirement benefits under the Corporation’s pension plans (defined as “age 62” or “normal retirement age”). The requisite service period for employees of the Corporation who reach normal retirement age of 62 prior to the end of the stated vesting period of the award is the period from the measurement date of the award until the date the employee reaches retirement age. For stock-based payment awards granted to employees that are close to age 62 or have already reached the age of 62, the expense will be front-loaded as compared with the vesting period. Stock options granted to nonemployee directors vest immediately. Therefore, these awards have no requisite service period and are expensed on the measurement date.
Prior to the adoption of FAS 123(R), the Corporation expensed stock-based payment awards for recognition or pro forma purposes, as required, over their stated vesting periods. The Corporation will recognize compensation cost over the stated vesting period for the unvested portion of existing awards as of January 1, 2006, with acceleration for any remaining unrecognized compensation cost if an employee actually retires prior to the vesting date. The stated vesting periods for existing awards as of January 1, 2006 are as follows:

Options granted in 2005	4-year graded vesting
Options granted prior to 2005	3-year graded vesting
Restricted stock awards	35 to 93 months (award specific)
Incentive compensation awards	34 months
Under FAS 123(R), an entity may elect either the accelerated expense recognition method or a straight-line recognition method for awards subject to graded vesting based on a service condition. The Corporation elected to use the accelerated expense recognition method for stock options issued to employees. The accelerated recognition method requires stock options that vest ratably to be divided into tranches. The expense for each tranche is allocated to its particular vesting period.
FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Corporation estimated forfeitures for each homogenous group of employees granted awards. Employee groups consist of Directors; Section 16 Officers and Division Presidents; Vice Presidents/General Managers; and Others. The Corporation will ultimately recognize compensation cost only for those stock-based awards that vest.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixty-six

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Other Factors
FAS 123(R), similar to other accounting rulemaking, is complex and requires significant estimates and assumptions. In response to certain implementation issues, the Financial Accounting Standards Board has created the FAS 123(R) Resource Group (the “Resource Group”) to deliberate certain issues. The Corporation’s accounting and reporting treatment of certain issues may change as a result of the issuance of any future guidance by the Resource Group.
Impairment Review of Goodwill
Goodwill is required to be tested at least annually for impairment using a discounted cash flow model to estimate fair value. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 45.5% of the Corporation’s total shareholders’ equity at December 31, 2006, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations. Goodwill is as follows at December 31:

			% of
	Goodwill	% of Total	Shareholders’
	(in millions)	Assets	Equity

2006	$570.5	22.8%	45.5%
2005	$569.3	23.4%	48.5%
There is no goodwill associated with the Specialty Products segment. For the Aggregates business, management determined the reporting units, which represent the level at which goodwill is tested for impairment under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“FAS 142”), were as follow:
•	Carolina, which includes North Carolina;
•	Mideast, which includes Indiana, Maryland, Ohio, Virginia and West Virginia;
•
South Central, which includes Alabama, Louisiana, Mississippi, North Georgia, and Tennessee; quarry operations and distribution yards along the Mississippi River system and Gulf Coast; and offshore quarry operations in the Bahamas and Nova Scotia;

•	Southeast, which includes Florida, South Carolina, and South Georgia;
•	West, which includes Arkansas, California, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Washington, Wisconsin and Wyoming.
In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, disclosures for the aforementioned reporting units are consolidated for financial reporting purposes as they meet the aggregation criteria. Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation. In accordance with the reorganization of the Aggregates business as of October 1, 2006, the reporting units were changed.
Goodwill for each of the reporting units was tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents step 1 of a two-step approach required by FAS 142. If the fair value of a reporting unit exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a step 1 failure and leads to a step 2 evaluation to determine the goodwill write-off. If a step 1 failure occurs, the excess of the carrying value over the fair value does not equal the amount of the goodwill write-off. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible assets, other than goodwill, similar to the purchase price allocation prescribed under Statement of Financial Accounting Standards No. 141, Business Combinations. The remaining unallocated fair value represents the implied fair value of the goodwill. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. When performing step 2 and allocating a reporting unit’s fair value, assets having a higher fair value as compared to book value increase any possible write off of impaired goodwill.
In 2006, the impairment evaluation was performed as of October 1, which represents the ongoing annual evaluation date. The fair values of the reporting units were determined using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a 10% discount rate and a 2.5% terminal growth rate. The fair values for each reporting unit exceeded their respective carrying values.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixty-seven

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The term of the discounted cash flow model is a significant factor in determining the fair value of the reporting units. A 15-year term was selected based on management’s judgment supported by quantitative factors, including the Corporation’s strong financial position, long history of earnings growth and the remaining life of underlying mineral reserves, estimated at over 50 years at current production rates. Additional consideration was given to qualitative factors, including the Corporation’s industry leadership position and the lack of obsolescence risks related to the Aggregates business.
Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were generally consistent with the five-year operating plan prepared by management and reviewed by the Board of Directors. The succeeding ten years (2011 to 2020) of profitability were estimated using assumptions for price, cost and volume increases. Future price, cost and volume assumptions were primarily weighted toward current forecasts and market conditions, but also included a review of these trends during the most recent preceding fifteen-year period. Capital requirements were estimated based on expected recapitalization needs of the reporting units.
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
The West reporting unit is significant to the evaluation as $403 million of the Corporation’s goodwill at December 31, 2006 is attributable to this reporting unit. For the 2006 evaluation, the excess of fair value over carrying value was $183 million. The following provides sensitivity analysis related to the 2006 FAS 142 evaluation:
•	The West reporting unit would fail the step 1 analysis using an 11% discount rate and a 2% terminal growth rate.
•
If the present value of projected future cash flows for the West reporting unit were 18% less than currently forecasted, assuming a 10% discount rate and a 2.5% terminal growth rate, that reporting unit would have failed step 1.

The failure of step 1 does not necessarily result in an impairment charge. Rather, it requires step 2 to be completed. The completion of step 2 would determine the amount of the impairment charge. Possible impairment charges under various scenarios were not calculated.
Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future FAS 142 evaluations could be negatively affected. Additionally, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation term, but will continue to evaluate the discount rate and growth rate for the 2007 evaluation. Future annual evaluations and any potential write-off of goodwill represent a risk to the Corporation.
Pension Expense-Selection of Assumptions
The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 30 through 33). Key assumptions for these benefit plans are selected in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). In accordance with FAS 87, annual pension expense (inclusive of SERP expense) consists of several components:
•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.
•	Interest Cost, which represents the accretion cost on the liability that has been discounted back to its present value.
•	Expected Return on Assets, which represents the expected investment return on pension fund assets.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixty-eight

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

•
Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately, in accordance with FAS 87. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2006, the net unrecognized actuarial loss and unrecognized prior service cost were $63.8 million and $5.6 million, respectively. These unrecognized amounts have now been recorded in liabilities through an adjustment to accumulated other comprehensive loss, a component of shareholders’ equity, as of December 31, 2006, in accordance with Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefits, an amendment of FAS 87, 88, 106 and 132(R), (“FAS 158”). Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $63.8 million unrecognized actuarial loss consists of approximately $30.5 million that is currently subject to amortization in 2007 and $33.3 million that is not subject to amortization in 2007. Assuming the December 31, 2006 projected benefit obligation and an average remaining service life of 8.9 years, approximately $4.1 million of amortization of the actuarial loss and prior service cost will be a component of 2007 annual pension expense.

These components are calculated annually to determine the pension expense that is reflected in the Corporation’s results of operations.
Management believes the selection of assumptions related to the annual pension expense is a critical accounting estimate due to the high degree of volatility in the expense dependent on selected assumptions. The key assumptions are as follow:
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
Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation used the 10th to 90th percentile of the universe (approximately 500 issues) of Moody’s Aa noncallable bonds in its analysis to determine the discount rate. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual pension expense.
Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense. The actual rate of increase in compensation levels in 2006 and 2005 was approximately 4.0%.
Management’s selection of the expected long-term rate of return on pension fund assets is based on the historical long-term rates of return for investments in a similar mix of assets. Given that these returns are long-term, there are generally not significant fluctuations in the expected rate of return from year to year. A higher expected rate of return will result in a lower pension expense. The following table presents the expected return on pension fund assets as compared with the actual return on pension fund assets for 2006, 2005 and 2004 (in thousands):

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page sixty-nine

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

	Expected Return	Actual Return
Year	on Pension Assets	on Pension Assets

2006[1]	$19,638	$30,329
2005[2]	$17,713	$18,599
2004[3]	$16,377	$11,119

[1]	Return on assets is for the period December 1, 2005 to November 30, 2006.

[2]	Return on assets is for the period December 1, 2004 to November 30, 2005.

[3]	Return on assets is for the 11-month period January 1, 2004 to November 30, 2004 due to the change in the measurement date in 2004.
The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the statement of earnings. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which is amortized into annual pension expense.
At December 31, 2006 and 2005, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of the participants in the pension plans. The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly workforce and the white-collar table for its salaried employees.
Assumptions are selected on December 31 to be used in the calculation of the succeeding year’s expense. For the 2006 pension expense, the assumptions selected at December 31, 2005 were as follows:

Discount rate	5.83%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%
Average remaining service period for participants	13.1 years
RP 2000 Mortality Table
Using these assumptions, the 2006 pension expense was $14.3 million. A change in the assumptions would have had the following impact on the 2006 expense:
•	A change of 25 basis points in the discount rate would have changed 2006 expense by approximately $1.3 million.
•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2006 expense by approximately $0.6 million.
For the 2007 pension expense, the assumptions selected were as follows:

Discount rate	5.70%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%
Average remaining service period for participants	8.9 years
RP 2000 Mortality Table
Using these assumptions, the 2007 pension expense is expected to be approximately $13.0 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2007 expense:
•	A change of 25 basis points in the discount rate would change the 2007 expense by approximately $1.8 million.
•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2007 expense by approximately $0.7 million.
The Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $58.1 million at December 31, 2006. Although an underfunded plan indicates a need for cash contributions, the Employee Retirement Income Security Act of 1974 (ERISA) and, more recently, Congressional changes in the timing and calculation of pension plan funding generally allow companies several years to make the required contributions. During this period, improvements in actual returns on assets may decrease or eliminate the need for cash contributions. The Corporation made pension plan contributions of $99.8 million in the five-year period ended December 31, 2006, of which $88.0 million were voluntary. In 2007, the Corporation’s expected contributions to its pension plans are $14.1 million, consisting of a voluntary $12.0 million contribution to the qualified pension plan and a $2.1 million contribution to the SERP.
Estimated Effective Income Tax Rate
The Corporation uses the liability method to determine its provision for income taxes, as outlined in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of book versus tax basis differences using statutory income tax rates and

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

management’s judgment with respect to any valuation allowances on deferred tax assets. The result is management’s estimate of the annual effective tax rate (the “ETR”).
Income for tax purposes is determined through the application of the rules and regulations under the U.S. Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Corporation conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions may have a material effect on the ETR. The effect of these changes, if any, is recognized when the change is effective. As prescribed by these tax regulations, as well as generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting and income tax purposes is not always the same. Therefore, these differences between the Corporation’s pretax income for financial reporting purposes and the amount of taxable income for income tax purposes are treated as either temporary or permanent, depending on their nature.
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
The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories and net operating loss carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for book versus income tax purposes. For book purposes, the fair value of the awards is deducted ratably over the vesting period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to a substantial risk of forfeiture. The deferred tax assets attributable to pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences will depend on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences will depend on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2006, the Corporation had state net operating loss carryforwards of $112.7 million and related deferred tax assets of $7.2 million that have varying expiration dates. These deferred tax assets have a valuation allowance of $6.8 million, which was established based on the uncertainty of generating future taxable income in certain states during the limited period that the net operating loss carryforwards can be utilized under state statutes.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-one

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

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
Tax depletion in excess of book basis for mineral reserves is the single largest recurring permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates such as sales and profitability by tax unit, which compound the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings.
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
Each quarter, management updates the estimated ETR for the current year based on events that occur during the quarter. For example, changes to forecasts of annual sales and related earnings, purchases and sales of business units and product mix subject to different percentage depletion rates are reflected in the quarterly estimate of the annual ETR. As required by FAS 109, some events may be treated as discrete events and the tax impact is fully recorded in the quarter in which the discrete event occurs. During 2006, the estimated ETR was changed in each quarter. In particular, the change in the third quarter was primarily to reflect the filing of the 2005 federal and state income tax returns that adjusted prior estimates of permanent and temporary differences, the evaluation of the deferred tax balances and the related valuation allowances, and the reversal of tax reserves for the 2002 tax year for which the statute of limitations expired in 2006. At the end of the fourth quarter, certain estimates were adjusted to reflect actual reported annual sales and related earnings and any changes in permanent differences. Historically, the Corporation’s adjustment of prior estimates of permanent and temporary differences has not been material to its results of operations or total tax expense.
For 2006, an estimated overall ETR of 30.5% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect the 2006 tax provision expense by $3.5 million.
All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. Since these examinations could result in adjustments to income tax expense, it is the Corporation’s policy to establish reserves for taxes that may become payable in future years as a result of an examination by the tax authorities. Reserves for tax contingencies related to open years are estimated based upon management’s assessment of risk associated with differences in interpretation of the tax laws between management and the tax authorities. These reserves contain estimated permanent differences and interest expense applied to both permanent and temporary contingencies. The tax reserves are analyzed quarterly, adjusted

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-two

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

accordingly based on underlying facts and circumstances and are recorded in current income taxes payable. The Corporation’s open tax years that are subject to examination are 2003 through 2006, including 2002, 2001 and 2000 for certain state and foreign tax jurisdictions.
The Corporation has established $9.2 million in reserves for taxes at December 31, 2006 that may become payable in future years as a result of an examination by tax authorities. The reserves are calculated based on probable exposures to additional tax payments related primarily to federal tax treatment of percentage depletion deductions, legal entity transaction structuring, transfer pricing, state tax treatment of federal bonus depreciation deductions and executive compensation. If the open tax years are not examined by federal or state tax authorities, then the tax reserves will be reversed in the period in which the statute of limitations expires for the applicable tax year and recorded as a discrete event. During the third quarter of 2006, reserves of $2.7 million were reversed into income when the federal statute of limitations for examination of the 2002 tax year expired. The Internal Revenue Service is currently auditing the Corporation’s consolidated federal income tax returns for the years ended December 31, 2005 and 2004.
Property, Plant and Equipment
Property, plant and equipment represent 52% of total assets at December 31, 2006 and accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.
The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more extensive drilling program that is undertaken before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 59 and 60). The amount of overburden and the quality of the aggregates material are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated, and a determination is made whether to open the location.
Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties and, for quality control, calculating overburden volumes and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.
Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Corporation’s objectives are to ensure that the underlying deposit meets aggregates specifications and the total reserves on site are sufficient for mining. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry. The number of holes and their depth are determined by the size of the site and the complexity of the site-specific geology. Geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous.
Despite previous drilling and sampling, once accessed, the quality of reserves within a deposit can vary. Construction contracts, for the infrastructure market in particular, include specifications related to the aggregates material. If a flaw in the deposit is discovered, the aggregates material may not meet the required specifications. This can have an adverse effect on the Corporation’s ability to serve certain customers or on the Corporation’s profitability.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-three

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

In addition, other issues can arise that limit the Corporation’s ability to access reserves in a particular quarry, including geological occurrences, blasting practices and zoning issues.
Locations underlain with sand and gravel are typically drilled using the auger method, whereby a 6-inch corkscrew brings up material from below, which is then sampled. Deposits in these locations are typically limited in thickness, and the quality and sand to gravel ratio of the deposit can vary both horizontally and vertically. Hole spacing at these locations is approximately one hole for every acre to ensure a representative sampling.
The geologist conducting the reserve evaluation makes the decision as to the number of holes and the spacing. Further, the anticipated heterogeneity of the deposit, based on U.S. geological maps, also dictates the number of holes used.
The generally accepted reserve categories for the aggregates industry and the designations the Corporation uses for reserve categories are summarized as follows:
Proven Reserves — These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is relatively homogeneous based on the drilling results and exploration data provided in U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs and/or electromagnetic, seismic or other surveys conducted by independent geotechnical engineering firms. The proven reserves that are recorded reflect reductions incurred as a result of quarrying that result from leaving ramps, safety benches, pillars (underground), and the fines (small particles) that will be generated during processing. The Corporation typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 50% due to the nature of the material. The assumed loss factor for underground operations is 35% due to pillars. Proven reserves are reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines.
Probable Reserves — These reserves are inferred utilizing fewer drill holes and/or assumptions about the economically mineable reserves based on local geology or drill results from adjacent properties.
The Corporation’s proven and probable reserves recognize reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 59 and 60).
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
The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to amortize fee ownership mineral deposits. During 2006, depletion expense was $6.3 million.
Inventory Standards
The Corporation values its finished goods inventories under the first-in, first-out methodology, using standard costs that are updated annually during the fourth quarter. For quarries, the standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or market, and adjusting, if necessary, for normal capacity levels and abnormal costs. For sales yards, in addition to production costs, the standards include a freight component for the cost of transporting the inventory from a quarry to the sales yard and materials handling costs. Preoperating start-up costs are expensed and are not capitalized as part of inventory costs. These standards are generally used to determine inventory values for the succeeding year.
In periods in which production costs, in particular energy costs, have changed significantly from the prior period, the updating of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 55 through 57).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-four

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Liquidity and Cash Flows
Operating Activities
The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by operations was $338.2 million in 2006, compared with $317.8 million in 2005 and $266.8 million in 2004. These cash flows were derived, substantially, from net earnings before deducting certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization for the years ended December 31 were as follows:

(add 000)	2006	2005	2004

Depreciation	$130,608	$128,160	$121,477
Depletion	6,258	5,433	6,019
Amortization	4,563	4,658	5,363

Total	$141,429	$138,251	$132,859

The increase in cash provided by operating activities in 2006 as compared with 2005 is due to higher earnings, partially offset by larger increases in inventories and accounts receivable. However, inventories and accounts receivable levels were in line with the increased level of sales. In accordance with FAS 123(R), excess tax benefits attributable to stock-based compensation transactions are classified as a financing cash flow as compared with the pre-adoption presentation in operating cash inflows.

The increase in cash provided by operating activities in 2005 as compared with 2004 of $50.9 million was, among other things, due to higher earnings and higher excess tax benefits from stock option exercises.
Additionally, pension plan contributions, which reduce operating cash flow, were $15.3 million in 2005 compared with $51.2 million in 2004. These factors were partially offset by an increase in inventories, accounts receivable due to higher sales and higher cash paid for income taxes.
Investing Activities
Net cash used for investing activities was $213.4 million in 2006, $213.9 million in 2005 and $123.3 million in 2004.
Cash used for investing activities in 2006 was comparable to 2005. Increased capital expenditures related to plant capacity and efficiency improvements were offset by the Corporation selling $25.0 million of variable demand rate notes in 2006. These investments were purchased in 2005. The increase in cash used for investing activities in 2005 as compared with 2004 is due to increased capital expenditures. Additions to property, plant and equipment, excluding acquisitions, were $266.0 million in 2006, $221.4 million in 2005 and $163.4 million in 2004. Capital spending by reportable segment was as follows for 2006, 2005 and 2004:

(add 000)	2006	2005	2004

Mideast Group	$66,865	$66,703	$67,147
Southeast Group	55,719	67,402	23,022
West Group	115,726	68,607	52,097

Total Aggregates Business	238,310	202,712	142,266
Specialty Products	12,985	8,724	8,295
Corporate	14,681	9,965	12,884

Total	$265,976	$221,401	$163,445

Spending for property, plant and equipment is expected to approximate $235 million in 2007, including the Hunt Martin Materials joint venture and exclusive of acquisitions. Additionally, in 2007, the Corporation expects to enter into a lease agreement for 50 barges with a total commitment of approximately $24 million.
Proceeds from divestitures and sales of assets include the cash from the sales of surplus land and equipment and the divestitures of several Aggregates operations. The divestitures contributed pretax cash of $30.6 million, $37.6 million and $45.7 million in 2006, 2005 and 2004, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-five

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Financing Activities
$169.2 million, $188.8 million and $107.0 million of cash was used for financing activities during 2006, 2005 and 2004, respectively.
In 2006, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.01 per share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.23 per share for the first and second quarters and at a rate of $0.275 per share for the third and fourth quarters. Total cash dividends were $46.4 million in 2006, $40.0 million in 2005 and $36.5 million in 2004.
During 2006, the Corporation continued its common stock repurchase plan through open market purchases pursuant to authority granted by its Board of Directors. In 2006, the Corporation repurchased 1,874,200 shares at an aggregate price of $172.9 million as compared with 2,658,000 shares at an aggregate price of $175.6 million in 2005 and 2,658,000 shares at an aggregate price of $74.6 million in 2004.
During 2006, the Corporation issued stock under its stock-based award plans, providing $31.5 million in cash. Comparable cash provided by issuance of common stock was $33.3 million and $3.8 million in 2005 and 2004, respectively.
Excess tax benefits from stock-based compensation transactions were $17.5 million in 2006, the first year that such benefits were classified as financing activities in the consolidated statement of cash flows.
Capital Structure and Resources
Long-term debt, including current maturities, decreased to $705.3 million at the end of 2006, from $710.0 million at the end of 2005. The Corporation’s debt at December 31, 2006 was principally in the form of publicly issued long-term, fixed-rate notes and debentures. The unamortized portion of unwound interest rate swaps, $4.5 million and $6.6 million, is included in the December 31, 2006 and 2005 long-term debt balance, respectively.
Net of available cash and investments, which also includes escrowed cash and the effect of interest rate swaps, the
Corporation’s debt-to-capitalization ratio was 35% at December 31, 2006 compared with 34% at December 31, 2005 and is calculated as follows:

December 31
(add 000)	2006	2005

Total debt	$705,264	$710,022
Adjusted for:
Effect of fair value of interest rate swaps	(4,469)	(6,640)
Net cash in banks	(23,892)	(69,455)
Investments	—	(25,000)
Cash held in escrow	—	(878)

Adjusted debt	676,903	608,049

Shareholders’ equity	1,253,972	1,173,685

Total capital, using adjusted debt	$1,930,875	$1,781,734

Debt-to-capitalization, net of available cash and investments	35%	34%

Debt-to-capitalization, net of available cash and investments represents a non-GAAP measure. The Corporation calculates the ratio by using adjusted debt, as it believes using available cash and investments to hypothetically reduce outstanding debt provides a more appropriate evaluation of the Corporation’s leverage to incur additional debt. The majority of the Corporation’s debt is not redeemable prior to maturity. The following calculates the Corporation’s debt-to-capitalization ratio at December 31, 2006 and December 31, 2005 using total debt and total capital per the balance sheet and also reconciles total capital using adjusted debt to total capital per the balance sheet.

Debt-to-capitalization ratio
December 31
(add 000)	2006	2005

Total debt	$705,264	$710,022
Shareholders’ equity	1,253,972	1,173,685

Total capital	$1,959,236	$1,883,707

Debt-to-capitalization	36%	38%

Reconciliation of total capital to total capital, using
adjusted debt
December 31
(add 000)	2006	2005

Total capital per the balance sheet	$1,959,236	$1,883,707
Adjusted for:
Effect of fair value of interest rate swaps	(4,469)	(6,640)
Net cash in banks	(23,892)	(69,455)
Investments	—	(25,000)
Cash held in escrow	—	(878)

Total capital, using adjusted debt	$1,930,875	$1,781,734

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-six

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

In 2005 and 2003, the Corporation terminated its interest rate swap agreements and made a cash payment of $0.5 million in 2005 and received a cash payment of $12.6 million in 2003, which represented the fair value of the swaps on the date of termination. In accordance with generally accepted accounting principles, the carrying amount of the related Notes on the date of termination, which includes adjustments for changes in the fair value of the debt while the swaps were in effect, will be accreted back to its par value over the remaining life of the Notes. The accretion will decrease annual interest expense by approximately $2.2 million until the maturity of the Notes in 2008.
In September 2006, the Corporation entered into two forward starting interest rate swap agreements (the “Swap Agreements”) with a total notional amount of $150.0 million. Each of the two Swap Agreements covers $75.0 million of principal. The Swap Agreements locked in at 5.42% the interest rate relative to LIBOR related to $150.0 million of the Corporation’s anticipated refinancing of its $200.0 million 5.875% Notes due in 2008. Each of the Swap Agreements provides for a single payment at its mandatory termination date, December 1, 2008. If the LIBOR swap rate increases above 5.42% at the mandatory termination date, the Corporation will receive a payment from each of the counterparties based on the notional amount of each agreement over an assumed 10-year period. If the LIBOR swap rate falls below 5.42% at the mandatory termination date, the Corporation will be obligated to make a payment to each of the counterparties on the same basis. In accordance with Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), the fair values of the Swap Agreements are recorded as an asset or liability in the consolidated balance sheet. The change in fair value is recorded directly in shareholders’ equity as other comprehensive earnings or loss, net of tax. At December 31, 2006, the fair value of the Swap Agreements was a liability of $2.0 million and was included in other noncurrent liabilities in the Corporation’s consolidated balance sheet with a corresponding loss of $1.2 million recorded in other comprehensive loss, which is net of a deferred tax asset of $0.8 million.
Shareholders’ equity increased to $1.254 billion at December 31, 2006 from $1.174 billion at December 31, 2005. In 2006, the Corporation recognized other accumulated comprehensive loss of $20.7 million, resulting from the adoption of FAS 158, foreign currency translation gains, the impact of the Swap Agreements and a minimum pension liability. At December 31, 2005, the Corporation had a minimum pension liability, which resulted in a direct charge to shareholders’ equity of $6.4 million and was recorded as other comprehensive loss at December 31, 2005.
At December 31, 2006, the Corporation had $32.3 million in cash. The cash, along with the Corporation’s internal cash flows and availability of financing resources, including its access to capital markets, both debt and equity, and its commercial paper program and revolving credit agreement, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs and allow for payment of dividends for the foreseeable future. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions.
The Corporation’s senior unsecured debt has been rated “BBB+” by Standard & Poor’s and “A3” by Moody’s. The Corporation’s $250 million commercial paper program is rated “A-2” by Standard & Poor’s and “P-2” by Moody’s. In May 2004, Standard & Poor’s lowered its rating on the Corporation’s senior unsecured debt from “A-” to “BBB+”. At the same time, Standard and Poor’s revised its outlook for the Corporation to stable from negative. While management believes its credit ratings will remain at an investment grade level, no assurance can be given that these ratings will remain at the aforementioned levels.
Management continuously evaluates the ways it can use available cash to provide benefits to its shareholders, including dividend payments. The Corporation has targeted an average dividend payout range of 25 to 30 percent of earnings over the course of an economic cycle. This dividend payout range is being evaluated as part of the Corporation’s review of its capital structure as outlined in the section Capital Structure and Resources on pages 76 through 78.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-seven

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

In light of a fundamental shift in the supply/demand dynamics of aggregates in the United States, management is reviewing the Corporation’s capital structure. Management believes this is an appropriate time for this review since, in its evaluation, 2006 further established a new foundation for the performance of the Aggregates business with the impact of pricing outweighing the impact of volume through the construction cycle. The fourth quarter of 2006 was the third consecutive quarter of declining aggregates volume, yet earnings and operating margins during the period achieved record levels. Therefore, given continued supply/demand imbalance, modest economic growth and inflationary cost increases, management believes its balance sheet can support additional leverage. Accordingly, management and the Corporation’s Board of Directors are focused on establishing prudent leverage targets that provide for value creation through strong operational performance, continued investment in internal growth opportunities, financial flexibility to support opportunistic and strategic acquisitions, as well as, returning cash to shareholders through sustainable dividends and share repurchase programs while maintaining an investment grade rating. Management anticipates providing definitive information on the Corporation’s capital structure and leverage targets when it reports first quarter earnings in May 2007. The earnings per share guidance provided in the section Outlook on pages 62 and 63 is based on the current capital structure and existing share repurchase program. The Corporation currently has an outstanding Board authorization to repurchase an additional 4.2 million shares. The timing of such repurchases will be dependent upon availability of shares, the prevailing market prices and any other considerations that may, in the opinion of management, affect the advisability of purchasing the stock.
Contractual and Off Balance Sheet Obligations
In addition to long-term debt, the Corporation has a $250 million revolving five-year credit facility, syndicated through a group of commercial domestic and foreign banks, which supports a $250 million United States commercial paper program. The five-year agreement expires in June 2011 (see Note G to the audited consolidated financial statements on pages 26 and 27). No borrowings were outstanding under the revolving credit agreement or commercial paper program at December 31, 2006.
At December 31, 2006, the Corporation’s recorded benefit obligation related to postretirement benefits totaled $53.0 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan.
The Corporation has other retirement benefits related to the SERP. At December 31, 2006, the Corporation had a total obligation of $25.6 million related to this plan.
In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs and capital lease agreements for certain machinery and equipment. At December 31, 2006, the Corporation had $0.8 million of capital lease obligations. Amounts due under operating leases and royalty agreements are expensed in the period incurred. Management anticipates that in the ordinary course of business, the Corporation will enter into royalty agreements for land and mineral reserves during 2007.
The Corporation is a minority member of a LLC whereby the majority member is paid preferred returns. The Corporation does not have the right to acquire the remaining interest of the LLC until 2010.
The Corporation has purchase commitments for property, plant and equipment, which were $27.7 million as of December 31, 2006. The Corporation also has other purchase obligations related to energy and service contracts, which totaled $11.4 million as of December 31, 2006.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-eight

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The Corporation’s contractual commitments as of December 31, 2006 are as follows:

(add 000)	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5 yrs.

ON BALANCE SHEET:
Long-term debt	$700,795	$125,956	$199,963	$249,935	$124,941
Postretirement benefits	53,031	4,000	7,147	7,231	34,653
SERP	25,583	2,100	13,500	4,900	5,083
Capital leases	788	168	308	312	—
Other commitments	784	29	63	69	623
OFF BALANCE SHEET:
Interest on noncallable publicly-traded long-term debt	275,780	46,335	63,659	43,286	122,500
Preferred payments to LLC majority member	3,830	707	1,414	1,709	—
Operating leases	169,767	39,895	56,066	31,120	42,686
Royalty agreements	57,067	9,009	14,064	9,873	24,121
Purchase commitments — capital	27,737	27,737	—	—	—
Other commitments — energy and services	11,431	10,231	800	400	—

Total	$1,326,593	$266,167	$356,984	$348,835	$354,607

Quantitative and Qualitative Disclosures about Market Risk
As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see section Business Environment on pages 49 through 51). Since June 30, 2004, the Federal Reserve Board has increased the federal funds rate from 1.00% to 5.25% at January 31, 2007. This increase could affect the residential construction market, which accounted for approximately 17   percent   of   the   Corporation’s

Notes A, G, J, L and N to the audited consolidated financial statements on pages 17 through 24; 26 and 27; 30 through 33; 35; and 36 and 37, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.
Contingent Liabilities and Commitments
The Corporation has entered into standby letter of credit agreements relating to workers’ compensation and automobile and general liability self-insurance. On December 31, 2006, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of approximately $26.2 million.
In the normal course of business at December 31, 2006, the Corporation was contingently liable for $119.7 million in surety bonds that guarantee its own performance and are required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. Four of these bonds, totaling $33.4 million, or 28% of all outstanding surety bonds, relate to specific performance for road projects currently underway. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.
aggregates product line shipments in 2006. Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates, as a result of its temporary cash investments, including money market funds and overnight investments in Eurodollars; any outstanding commercial paper obligations; and defined benefit pension plans. Additionally, the Corporation’s earnings are affected by energy costs. Further, shareholders’ equity is affected by changes in the fair values of forward starting swap agreements.
Commercial Paper Obligations
The Corporation has a $250 million commercial paper program in which borrowings bear interest at a variable rate based on LIBOR. At December 31, 2006, there were no outstanding commercial paper borrowings.
Pension Expense
The Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seventy-nine

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Application of Critical Accounting Policies on pages 63 through 74.
Energy Costs
Energy costs, including diesel fuel, natural gas and liquid asphalt, represent significant production costs for the Corporation. Increases in these costs generally are tied to energy sector inflation. In 2006, energy costs increased significantly, with fuel price increases lowering earnings per diluted share by $0.36. A hypothetical 10% change in the Corporation’s energy prices in 2007 as compared with 2006, assuming constant volumes, would impact 2007 pretax earnings by approximately $17.8 million.
Aggregate Risk for Interest Rates and Energy Sector Inflation
The pension expense for 2007 is calculated based on assumptions selected at December 31, 2006. Therefore, interest rate risk in 2007 is limited to the potential effect related to outstanding commercial paper, none of which was outstanding at December 31, 2006. Additionally, a 10% change in energy costs would impact annual pretax earnings by approximately $17.8 million.
Forward Starting Interest Rate Swap Agreements
In September 2006, the Corporation entered into forward starting interest rate swap agreements (the “Swap Agreements”) with a total notional amount of $150.0 million. The Swap Agreements locked in the interest rate relative to LIBOR related to $150.0 million of the Corporation’s anticipated refinancing of its $200.0 million 5.875% Notes due in 2008 at 5.42%. Each of the Swap Agreements provides for a single payment at its mandatory termination date, December 1, 2008. If the LIBOR swap rate increases above 5.42% at the mandatory termination date, the Corporation will receive a payment from each of the counterparties based on the notional amount of each agreement over an assumed 10-year period. If the LIBOR swap rate falls below 5.42% at the mandatory termination date, the Corporation will be obligated to make a payment to each of the counterparties on the same basis.
In accordance with FAS 133, the fair values of the Swap Agreements are recorded as an asset or liability in the consolidated balance sheet. The change in fair value is recorded directly in shareholders’ equity, net of tax, as other comprehensive earnings or loss. At December 31, 2006, the fair value of the Swap Agreements was a liability of $2.0 million and was included in other noncurrent liabilities in the Corporation’s consolidated balance sheet.
As a result of the Swap Agreements, the Corporation’s comprehensive earnings/loss will be affected by changes in the LIBOR rate. A hypothetical change in interest rates of 1% would change other comprehensive earnings/loss by approximately $10.0 million.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page eighty

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

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
Investors are cautioned that all statements in this annual report that relate to the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and involve risks and uncertainties and are based on assumptions that the Corporation believes in good faith are reasonable but which may be materially different from actual results. Forward-looking statements give the investor management’s expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as “anticipate,” “expect,” “should be,” “believe,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of management’s forward-looking statements here and in other publications may turn out to be wrong.
Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements include, but are not limited to, the level and timing of federal and state transportation funding, particularly in North Carolina, one of the Corporation’s largest and most profitable states, and in South Carolina, the Corporation’s fifth largest state as measured by 2006 Aggregates business’ net sales; levels of construction spending in the markets the Corporation serves; the severity of a continued decline in the residential construction market and the impact, if any, on commercial construction; unfavorable weather conditions; the volatility of fuel costs, most notably diesel fuel, liquid asphalt and natural gas; continued increases in the cost of repair and supply parts; logistical issues and costs, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas and Gulf Coast markets; the sensitivity of the first quarter’s results due to typically lower production levels and related profitability; continued strength in the steel industry markets served by the Corporation’s Magnesia Specialties business; successful development and implementation of the structural composite technological process and commercialization of strategic products for specific market segments to generate earnings streams sufficient enough to support the Structural Composites business’ recorded assets; and other risk factors listed from time to time found in the Corporation’s filings with the Securities and Exchange Commission. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements.
For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 40 through 81 of the 2006 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 1 7 through 24 and 36 and 37, respectively, of the audited consolidated financial statements included in the 2006 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page eighty-one

Q U A R T E R L Y   P E R F O R M A N C E
(unaudited)
(add 000, except per share)

	Total Revenues		Net Sales		Gross Profit		Net Earnings (Loss)

Quarter	2006	2005	2006	2005	2006[2,3]	2005[2]	2006[4,5,6]	2005[4,6]

First	$483,048	$388,302	$423,495	$336,833	$84,029	$49,604	$31,006	$7,077
Second	587,887	541,871	517,531	475,347	153,183	129,531	75,790	61,472
Third	603,060	562,750	528,596	495,836	147,846	134,787	76,160	76,360
Fourth	532,406	501,226	473,275	437,655	137,406	110,470	62,466	47,757

Totals	$2,206,401	$1,994,149	$1,942,897	$1,745,671	$522,464	$424,392	$245,422	$192,666

Per Common Share
							Stock Prices
	Basic Earnings[1]		Diluted Earnings[1]		Dividends Paid		High	Low	High	Low

Quarter	2006[4,5,6]	2005[4,6]	2006[4,5,6]	2005[4,6]	2006	2005	2006		2005

First	$0.68	$0.15	$0.66	$0.15	$0.230	$0.20	$107.75	$76.26	$58.37	$49.72
Second	1.66	1.32	1.63	1.30	0.230	0.20	$113.69	$76.90	$70.16	$54.09
Third	1.68	1.65	1.65	1.62	0.275	0.23	$92.10	$74.05	$79.04	$65.02
Fourth	1.38	1.03	1.36	1.02	0.275	0.23	$106.28	$83.61	$81.74	$70.50

Totals	$5.40	$4.14	$5.29	$4.08	$1.01	$0.86

[1]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[2]	Gross profit in the fourth quarter included a write up of $13.4 million and $7.1 million for 2006 and 2005, respectively, related to the annual updating of inventory standards.

[3]	Gross profit in the fourth quarter included a $3.8 million charge related to the exit of the composite truck trailer business.

[4]
Net earnings and basic and diluted earnings per common share in the fourth quarter included a write up of $8.1 million, or $0.17 per diluted share, for 2006 and $4.2 million, or $0.09 per diluted share, for 2005 related to the annual updating of inventory standards.

[5]
Net earnings and basic and diluted earnings per common share in the fourth quarter included a charge of $2.3 million, or $0.05 per diluted share, related to the exit of the composite truck trailer business.

[6]
Net earnings and basic and diluted earnings per common share in the third quarter included the reversal of $2.7 million, or $0.06 diluted share, in 2006 and $5.9 million, or $0.12 per diluted share, in 2005 of tax reserves upon the expiration of the statute of limitations for federal examination of certain tax years.

At February 15, 2007, there were 935 shareholders of record.
The following presents total revenues, net sales, net earnings (loss) and earnings (loss) per diluted share attributable to discontinued operations:
(add 000, except per share)

	Total Revenues		Net Sales		Net Earnings (Loss)		Earnings (Loss) per Diluted Share

Quarter	2006	2005	2006	2005	2006	2005	2006	2005

First	$1,025	$5,962	$1,011	$5,478	$1,102	$(1,414)	$0.02	$(0.03)
Second	894	4,816	882	4,063	(14)	(1,179)	—	(0.03)
Third	1,155	4,357	1,142	3,650	558	663	0.01	0.02
Fourth	1,174	3,125	1,161	2,759	(28)	(1,117)	—	(0.02)

Totals	$4,248	$18,260	$4,196	$15,950	$1,618	$(3,047)	$0.03	$(0.06)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page eighty-two

F I V E   Y E A R   S U M M A R Y
(add 000, except per share)

	2006	2005	2004	2003	2002

Consolidated Operating Results
Net sales	$1,942,897	$1,745,671	$1,515,889	$1,419,931	$1,346,453
Freight and delivery revenues	263,504	248,478	204,480	203,752	184,201

Total revenues	2,206,401	1,994,149	1,720,369	1,623,683	1,530,654

Cost of sales, other costs and expenses	1,567,834	1,452,645	1,297,530	1,227,092	1,171,211
Freight and delivery costs	263,504	248,478	204,480	203,752	184,201

Cost of operations	1,831,338	1,701,123	1,502,010	1,430,844	1,355,412
Other operating (income) and expenses, net	(12,923)	(16,028)	(11,723)	(6,618)	(4,760)

Earnings from Operations	387,986	309,054	230,082	199,457	180,002
Interest expense	40,359	42,597	42,734	42,587	44,028
Other nonoperating (income) and expenses, net	(2,817)	(1,937)	(606)	429	11,476

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	350,444	268,394	187,954	156,441	124,498
Taxes on income	106,640	72,681	57,739	46,948	32,867

Earnings from continuing operations before cumulative effect of change in accounting principle	243,804	195,713	130,215	109,493	91,631
Discontinued operations, net of taxes	1,618	(3,047)	(1,052)	(8,996)	6,184

Earnings before cumulative effect of change in accounting principle	245,422	192,666	129,163	100,497	97,815
Cumulative effect of change in accounting for asset retirement obligations	—	—	—	(6,874)	—
Cumulative effect of change in accounting for intangible assets	—	—	—	—	(11,510)

Net Earnings	$245,422	$192,666	$129,163	$93,623	$86,305

Basic Earnings (Loss) Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$5.36	$4.21	$2.70	$2.23	$1.88
Discontinued operations	0.04	(0.07)	(0.02)	(0.18)	0.13

Earnings before cumulative effect of change in accounting principle	5.40	4.14	2.68	2.05	2.01
Cumulative effect of change in accounting principle	—	—	—	(0.14)	(0.24)

Basic Earnings Per Common Share	$5.40	$4.14	$2.68	$1.91	$1.77

Diluted Earnings (Loss) Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$5.26	$4.14	$2.68	$2.23	$1.88
Discontinued operations	0.03	(0.06)	(0.02)	(0.18)	0.12

Earnings before cumulative effect of change in accounting principle	5.29	4.08	2.66	2.05	2.00
Cumulative effect of change in accounting principle	—	—	—	(0.14)	(0.23)

Diluted Earnings Per Common Share	$5.29	$4.08	$2.66	$1.91	$1.77

Cash Dividends Per Common Share	$1.01	$0.86	$0.76	$0.69	$0.58

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$25,317	$14,989	$5,750	$21,603	$21,387
Current assets — other	567,037	587,052	618,503	589,048	511,782
Property, plant and equipment, net	1,295,491	1,166,351	1,065,215	1,042,432	1,067,576
Goodwill	570,538	569,263	567,495	577,586	577,449
Other intangibles, net	10,948	18,744	18,642	25,142	31,972
Other noncurrent assets	37,090	76,917	80,247	63,414	55,384

Total Assets	$2,506,421	$2,433,316	$2,355,852	$2,319,225	$2,265,550

Current liabilities — other	$189,116	$199,259	$202,843	$221,683	$200,936
Current maturities of long-term debt and commercial paper	125,956	863	970	1,068	11,389
Long-term debt	579,308	709,159	713,661	717,073	733,471
Pension and postretirement benefits	106,413	98,714	88,241	76,917	101,796
Noncurrent deferred income taxes	159,094	149,972	139,179	116,647	101,018
Other noncurrent liabilities	92,562	101,664	57,531	55,990	33,930
Shareholders’ equity	1,253,972	1,173,685	1,153,427	1,129,847	1,083,010

Total Liabilities and Shareholders’ Equity	$2,506,421	$2,433,316	$2,355,852	$2,319,225	$2,265,550

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page eighty-three

C O M M O N   S T O C K   P E R F O R M A N C E   G R A P H
The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P Materials Index.

Cumulative Total Return[1]

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Martin Marietta Materials, Inc.	$100.00	$66.83	$104.41	$121.24	$175.60	$240.46
S&P500 Index	$100.00	$77.90	$100.25	$111.15	$116.61	$135.03
S&P Materials Index	$100.00	$94.54	$130.65	$147.89	$154.43	$183.19

[1]	Assumes that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page eighty-four

Data for “2006 Net Sales by State of Destination — Aggregates Business” on page 51
Aggregates Production and Sales

Location	% of Net Sales

Alabama	4%
Arkansas	3%
Bahamas	< 1%
California	< 1%
Florida	5%
Georgia	8%
Illinois	< 1%
Indiana	5%
Iowa	6%
Kansas	2%
Kentucky	< 1%
Louisiana	4%
Maryland	< 1%
Minnesota	1%
Mississippi	2%
Missouri	2%
Nebraska	1%
Nevada	< 1%
North Carolina	20%
Nova Scotia	< 1%
Ohio	3%
Oklahoma	2%
South Carolina	5%
Tennessee	< 1%
Texas	19%
Virginia	2%
Washington	< 1%
West Virginia	1%
Wisconsin	< 1%
Wyoming	< 1%
Aggregates Sales

Location	% of Net Sales

Colorado	< 1%
Pennsylvania	< 1%
South Dakota	< 1%