Form 10-K, Exhibit 13
period 2007-12-31
MARTIN MARIETTA MATERIALS INC
filed 2008-02-25
CIK 916076

S T A T E M E N T   O F   F I N A N  C I A L   R E S P O N S I B I L I T Y
Shareholders
Martin Marietta Materials, Inc.
The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2007 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.
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
Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2007.
The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

Stephen P. Zelnak, Jr.	Anne H. Lloyd
Chairman, Board of Directors	Senior Vice President,
and Chief Executive Officer	Chief Financial Officer and Treasurer

February 12, 2008
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page six

R E P O R T    O F   I N D E P E N D E N T   R E G I S T E R E D    P U B L I C   A C C O U N T I N G    F I R M
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, of Martin Marietta Materials, Inc., and our report dated February 12, 2008, expressed an unqualified opinion thereon.
Raleigh, North Carolina
February 12, 2008
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page seven

R E P O R T    O F   I N D E P E N D E N T   R E G I S T E R E D    P U B L I C   A C C O U N T I N G    F I R M
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note A to the consolidated financial statements, in 2007, the Corporation adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109. In 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment; Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans; and Emerging Issues Task Force Issue 04-06, Accounting for Stripping Costs in the Mining Industry.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2008, expressed an unqualified opinion thereon.
Raleigh, North Carolina
February 12, 2008
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page eight

C O N S O L I D A T E D   S T A T E M E N T S   O F   E A R N I N G S   for years ended December 31

(add 000, except per share)	2007	2006	2005

Net Sales	$1,967,612	$1,929,666	$1,728,977
Freight and delivery revenues	239,529	261,386	246,311

Total revenues	2,207,141	2,191,052	1,975,288

Cost of sales	1,396,649	1,404,373	1,300,042
Freight and delivery costs	239,529	261,386	246,311

Total cost of revenues	1,636,178	1,665,759	1,546,353

Gross Profit	570,963	525,293	428,935
Selling, general and administrative expenses	155,186	146,665	130,703
Research and development	869	736	662
Other operating (income) and expenses, net	(18,122)	(12,657)	(16,231)

Earnings from Operations	433,030	390,549	313,801
Interest expense	60,893	40,359	42,597
Other nonoperating (income) and expenses, net	(6,443)	(2,819)	(1,483)

Earnings from continuing operations before taxes on income	378,580	353,009	272,687
Taxes on income	116,073	107,632	74,225

Earnings from Continuing Operations	262,507	245,377	198,462
Gain (Loss) on discontinued operations, net of related tax expense (benefit) of $537, $185 and $(3,073), respectively	242	45	(5,796)

Net Earnings	$262,749	$245,422	$192,666

Net Earnings (Loss) Per Common Share
– Basic from continuing operations	$6.15	$5.40	$4.26
– Discontinued operations	0.01	—	(0.12)

	$6.16	$5.40	$4.14

– Diluted from continuing operations	$6.05	$5.29	$4.20
– Discontinued operations	0.01	—	(0.12)

	$6.06	$5.29	$4.08

Reconciliation of Denominators for Basic and Diluted Earnings Per Share Computations
– Basic weighted-average common shares outstanding	42,653	45,453	46,540
– Effect of dilutive employee and director awards	694	914	739

– Diluted weighted-average shares outstanding and assumed conversions	43,347	46,367	47,279

Cash Dividends Per Common Share	$1.24	$1.01	$0.86

The notes on pages 13 to 35 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page nine

C O N S O L I D A T E D   B A L A N C  E   S H E E T S   at December 31

Assets (add 000)	2007	2006

Current Assets:
Cash and cash equivalents	$20,038	$32,282
Accounts receivable, net	245,838	242,399
Inventories, net	286,885	256,287
Current portion of notes receivable	2,078	2,521
Current deferred income tax benefits	44,285	25,317
Other current assets	26,886	33,548

Total Current Assets	626,010	592,354

Property, plant and equipment, net	1,433,553	1,295,491
Goodwill	574,667	570,538
Other intangibles, net	9,426	10,948
Noncurrent notes receivable	8,457	10,355
Other noncurrent assets	31,692	26,735

Total Assets	$2,683,805	$2,506,421

Liabilities and Shareholders’ Equity (add 000, except parenthetical share data)

Current Liabilities:
Bank overdraft	$6,351	$8,390
Accounts payable	86,868	85,237
Accrued salaries, benefits and payroll taxes	21,262	25,010
Pension and postretirement benefits	9,120	6,100
Accrued insurance and other taxes	25,123	32,297
Current maturities of long-term debt, commercial paper and line of credit	276,136	125,956
Settlement for repurchases of common stock	24,017	—
Other current liabilities	57,739	32,082

Total Current Liabilities	506,616	315,072

Long-term debt	848,186	579,308
Pension, postretirement and postemployment benefits	103,518	106,413
Noncurrent deferred income taxes	160,902	159,094
Other noncurrent liabilities	118,592	92,562

Total Liabilities	1,737,814	1,252,449

Shareholders’ Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 41,318,000 and 44,851,000 shares outstanding at December 31, 2007 and 2006, respectively)	412	448
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	50,955	147,491
Accumulated other comprehensive loss	(37,032)	(36,051)
Retained earnings	931,656	1,142,084

Total Shareholders’ Equity	945,991	1,253,972

Total Liabilities and Shareholders’ Equity	$2,683,805	$2,506,421

The notes on pages 13 to 35 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page ten

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S for years ended December 31

(add 000)	2007	2006	2005

Cash Flows from Operating Activities:
Net earnings	$262,749	$245,422	$192,666
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation, depletion and amortization	150,338	141,429	138,251
Stock-based compensation expense	19,687	13,438	3,702
Gains on divestitures and sales of assets	(11,259)	(7,960)	(10,670)
Deferred income taxes	8,741	17,156	5,711
Excess tax benefits from stock-based compensation transactions	(23,278)	(17,467)	15,337
Other items, net	(7,723)	(4,872)	(3,768)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(3,315)	(17,387)	(5,424)
Inventories, net	(31,514)	(33,681)	(10,952)
Accounts payable	1,494	(8,208)	3,621
Other assets and liabilities, net	29,648	10,322	(10,690)

Net Cash Provided by Operating Activities	395,568	338,192	317,784

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(264,923)	(265,976)	(221,401)
Acquisitions, net	(12,211)	(3,036)	(4,650)
Proceeds from divestitures and sales of assets	21,107	30,589	37,582
Purchases of investments	—	––	(25,000)
Proceeds from sales of investments	—	25,000	—
Railcar construction advances	—	(32,077)	––
Repayments of railcar construction advances	—	32,077	––
Other investing activities, net	—	––	(400)

Net Cash Used for Investing Activities	(256,027)	(213,423)	(213,869)

Cash Flows from Financing Activities:
Borrowings of long-term debt	471,990	––	—
Repayments of long-term debt	(125,342)	(415)	(532)
Borrowings on commercial paper and line of credit, net	71,463	537	—
Debt issuance costs	(807)	––	—
Change in bank overdraft	(2,039)	1,100	(2,237)
Termination of interest rate swaps	—	––	(467)
Payments on capital lease obligations	(177)	(147)	(80)
Dividends paid	(53,610)	(46,421)	(39,953)
Repurchases of common stock	(551,164)	(172,888)	(178,787)
Issuances of common stock	14,623	31,535	33,266
Excess tax benefits from stock-based compensation transactions	23,278	17,467	—

Net Cash Used for Financing Activities	(151,785)	(169,232)	(188,790)

Net Decrease in Cash and Cash Equivalents	(12,244)	(44,463)	(84,875)
Cash and Cash Equivalents, beginning of year	32,282	76,745	161,620

Cash and Cash Equivalents, end of year	$20,038	$32,282	$76,745

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$64,034	$46,976	$46,711
Cash paid for income taxes	$69,737	$77,777	$66,106
The notes on pages 13 to 35 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page eleven

C O N S O L I D A T E D   S T A T E M E N T S   O F   S H A R E H O L D E R S ’   E Q U I T Y

	Shares of			Accumulated Other		Total
	Common	Common	Additional	Comprehensive	Retained	Shareholders’
(add 000)	Stock	Stock	Paid-In Capital(2)	Earnings (Loss)	Earnings	Equity

Balance at December 31, 2004	47,306	$472	$366,626	$(8,970)	$795,299	$1,153,427

Net earnings	—	—	—	—	192,666	192,666
Minimum pension liability, net of tax benefit of $4,157	—	—	—	(6,355)	—	(6,355)
Comprehensive earnings						186,311

Dividends declared	—	—	—	—	(39,953)	(39,953)
Issuances of common stock for stock award plans	1,079	11	49,459	—	—	49,470
Repurchases of common stock	(2,658)	(26)	(175,544)	—	—	(175,570)

Balance at December 31, 2005	45,727	457	240,541	(15,325)	948,012	1,173,685
Write off of capitalized stripping costs, net of tax	—	—	—	—	(4,929)	(4,929)
Reclassification of stock-based compensation liabilities to share- holders’ equity for FAS 123(R) adoption	—	—	12,339	—	—	12,339

Net earnings	—	—	—	—	245,422	245,422
Minimum pension liability, net of tax benefit of $1,013	—	—	—	(1,548)	—	(1,548)
Foreign currency translation gain	—	—	—	2,419	—	2,419
Change in fair value of forward starting interest rate swap agreements, net of tax benefit of $772	—	—	—	(1,179)	—	(1,179)
Comprehensive earnings						245,114

Reclassifications of unrecognized actuarial losses, prior service costs and transition assets for FAS 158 adoption, net of tax benefit of $13,359	—	—	—	(20,418)	—	(20,418)
Dividends declared	—	—	—	—	(46,421)	(46,421)
Issuances of common stock for stock award plans	998	10	54,042	—	—	54,052
Repurchases of common stock	(1,874)	(19)	(172,869)	—	—	(172,888)
Stock-based compensation expense	—	—	13,438	—	—	13,438

Balance at December 31, 2006	44,851	448	147,491	(36,051)	1,142,084	1,253,972
Increase in reserves for uncertain tax positions for FIN 48 adoption	—	—	—	—	(1,407)	(1,407)

Net earnings	—	—	—	—	262,749	262,749
Amortization of unrecognized actuarial losses, prior service costs and transition assets related to pension and post- retirement benefits, net of tax benefit of $1,085 and minority interest of $82	—	—	—	(1,592)	—	(1,592)
Foreign currency translation gain	—	—	—	3,831	—	3,831
Change in fair value of forward starting interest rate swap agreements, net of tax benefit of $2,106	—	—	—	(3,220)	—	(3,220)
Comprehensive earnings						261,768

Dividends declared	—	—	—	—	(53,610)	(53,610)
Issuances of common stock for stock award plans	656	6	40,756	—	—	40,762
Repurchases of common stock(1)	(4,189)	(42)	(156,979)	—	(418,160)	(575,181)
Stock-based compensation expense	—	—	19,687	—	—	19,687

Balance at December 31, 2007	41,318	$412	$50,955	$(37,032)	$931,656	$945,991

(1)	Repurchases of common stock in excess of the value of additional paid-in capital were recorded against retained earnings.

(2)	Additional paid-in capital at December 31, 2007 represents the pool of excess tax benefits.
The notes on pages 13 to 35 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page twelve

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S

Note A: Accounting Policies
Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The Corporation’s aggregates products, which include crushed stone, sand and gravel, are used primarily for construction of highways and other infrastructure projects, and in the domestic commercial and residential construction industries. Aggregates products are also used in the railroad, environmental and agricultural industries. These aggregates products, along with asphalt products, ready mixed concrete and road paving materials, are sold and shipped from a network of 287 quarries, distribution facilities and plants to customers in 31 states, Canada, the Bahamas and the Caribbean Islands. The Aggregates Business contains the following reportable segments: Mideast Group, Southeast Group and West Group. The Mideast Group operates primarily in Indiana, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, California, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Washington, Wisconsin and Wyoming. The following states account for approximately 61% of the Aggregates Business’ 2007 net sales: North Carolina, Texas, Georgia, Iowa and South Carolina.
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
Revenue Recognition. Revenues for product sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically, this occurs when finished products are shipped. Revenues derived from the road paving business are recognized using the percentage completion method. Total revenues include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery charges billed to customers.
Cash and Cash Equivalents. Cash equivalents are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase. Additionally, at December 31, 2007, cash in the amount of $1,132,000 was held in an unrestricted escrow account on behalf of the Corporation and was reported in other noncurrent assets. No cash was held in an unrestricted escrow account at December 31, 2006.
Customer Receivables. Customer receivables are stated at cost. The Corporation does not charge interest on customer accounts receivable. The Corporation records an allowance for doubtful accounts, which includes a general reserve based on historical write offs and a specific reserve for accounts greater than $50,000 deemed at risk. The Corporation writes off customer receivables as bad debt expense when it becomes apparent based upon customer facts and circumstances that such amounts will not be collected.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S ( C O N T I N U E D )

Inventories Valuation. Inventories are stated at the lower of cost or market. Cost for finished products and in process inventories is determined by the first-in, first-out method.
Post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, are recorded as a component of inventory and recognized in cost of sales in the same period as the revenue from the sale of the inventory.
Notes Receivable. Notes receivable are stated at cost. The Corporation records an allowance for notes receivable deemed uncollectible. At December 31, 2007, there were no notes receivable deemed at risk. At December 31, 2006, the allowance for uncollectible notes receivable was $853,000.
Properties and Depreciation. Property, plant and equipment are stated at cost. The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	1 to 50 years
Machinery & Equipment	1 to 35 years
Land Improvements	1 to 30 years
The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven and probable, when economically mineable, as determined by the Corporation’s geological and operational staff, and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Quarry development costs are classified as mineral reserves.
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
In accordance with FAS 142, leased mineral rights acquired in a business combination that have a royalty rate less than a prevailing market rate are recognized as other intangible assets. The leased mineral rights are valued at the present value of the difference between the market royalty rate and the contractual royalty rate over the lesser of the life of the lease, not to exceed thirty years, or the amount of economically mineable reserves.
Other intangibles represent amounts assigned principally to contractual agreements and are amortized ratably over periods based on related contractual terms. The carrying value of other intangibles is reviewed if facts and circumstances indicate potential impairment. If this review determines that the carrying value is impaired, a charge is recorded.
Derivatives. The Corporation records derivative instruments at fair value on its consolidated balance sheet. At December 31, 2007 and 2006, the Corporation’s derivatives were forward starting interest rate swaps, which represent cash flow hedges. The Corporation’s objective for holding these derivatives is to lock in the interest rate related to

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fourteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

a portion of the Corporation’s anticipated refinancing of Notes due in 2008. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), the fair values of these hedges are recorded as other assets or liabilities in the consolidated balance sheet and changes in the fair value are recorded, net of tax, directly in shareholders’ equity as other comprehensive earnings or loss. The changes in fair value recorded as other comprehensive earnings or loss will be charged or credited to earnings in the same periods as interest expense is incurred on the anticipated debt issuance.
Retirement Plans and Postretirement Benefits. The Corporation sponsors defined benefit retirement plans and also provides other postretirement benefits. The Corporation’s defined benefit retirement plans comply with the following principal standards: the Employee Retirement Income Security Act of 1974, as amended (ERISA), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements; and Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”), which specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long-term, trends in the economy. The Corporation’s other postretirement benefits comply with Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions (“FAS 106”), which requires the cost of providing postretirement benefits to be recognized over an employee’s service period. Further, the Corporation’s defined benefit retirement plans and other postretirement benefits comply with Statement of Financial Accounting Standards No. 132(R), Employers’ Disclosures About Pensions and Other Postretirement Benefits (“FAS 132(R)”), as revised, which establishes rules for financial reporting, and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FAS 87, 88, 106 and 132(R) (“FAS 158”).
In accordance with FAS 158, the Corporation recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive earnings or loss, net of tax. The adjustment to accumulated other comprehensive earnings or loss upon adoption of FAS 158 represents the net unrecognized actuarial gains or losses, any unrecognized prior service costs and any unrecognized transition obligations remaining from the initial adoption of FAS 87 and FAS 106, all of which were previously netted against a plan’s funded status in the Corporation’s consolidated balance sheet pursuant to the provisions of FAS 87 and FAS 106. These amounts will subsequently be recognized as a component of net periodic benefit cost pursuant to the Corporation’s historical accounting policy for amortizing such amounts. Further, actuarial gains or losses that arise in subsequent periods are not recognized as net periodic benefit cost in the same periods, but rather will be recognized as a component of accumulated other comprehensive earnings or loss. Those amounts will be subsequently amortized and recognized as a component of net periodic benefit cost. Finally, FAS 158 requires an employer to measure plan assets and benefit obligations as of the date of the employer’s balance sheet. The measurement date requirement is effective for the year ending December 31, 2008. The Corporation currently uses an annual measurement date of November 30. Management is in the process of evaluating the measurement date transition provisions prescribed by FAS 158 and believes that the change to a December 31 measurement date will not have a material adverse effect on the Corporation’s financial position, but there can be no assurance.
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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

required by FAS 123(R), the Corporation continues to recognize compensation cost over the explicit vesting period for all unvested awards as of January 1, 2006, with acceleration for any remaining unrecognized compensation cost if an employee retires prior to the end of the vesting period.
The Corporation adopted the provisions of FAS 123(R) using the modified prospective transition method, which recognizes stock option awards as compensation expense for unvested awards as of January 1, 2006 and awards granted or modified subsequent to that date. In accordance with the modified prospective transition method, the Corporation’s consolidated statements of earnings and cash flows for the year ended December 31, 2005 have not been restated and do not include the impact of FAS 123(R).
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

year ended December 31
(add 000, except per share)	2005

Net earnings, as reported	$192,666
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	2,147
Deduct: Stock-based compensation expense determined under fair value for all awards, net of related tax effects	(5,525)

Pro forma net earnings	$189,288

Earnings per share:
Basic-as reported	$4.14

Basic-pro forma	$4.07

Diluted-as reported	$4.08

Diluted-pro forma	$4.00

The Corporation uses the lattice valuation model to determine the fair value of stock option awards granted under the Corporation’s stock-based compensation plans. The lattice valuation model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables and is considered to result in a more accurate valuation of employee stock options. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data. Other key assumptions used in determining the fair value of the stock options awarded in 2007, 2006 and 2005 were:

	2007	2006	2005

Risk-free interest rate	4.74%	4.92%	3.80%
Dividend yield	1.10%	1.10%	1.60%
Volatility factor	31.00%	31.20%	30.80%
Expected term	6.9 years	6.9 years	6.3 years

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

Based on these assumptions, the weighted-average fair value of each stock option granted was $55.94, $33.21 and $18.72 for 2007, 2006 and 2005, respectively.
The risk-free interest rate reflects the interest rate on zero-coupon U.S. government bonds available at the time each option was granted having a remaining life approximately equal to the option’s expected life. The dividend yield represents the dividend rate expected to be paid over the option’s expected life and is based on the Corporation’s historical dividend payments and targeted dividend pattern. The Corporation’s volatility factor measures the amount by which its stock price is expected to fluctuate during the expected life of the option and is based on historical stock price changes. Additionally, FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Corporation estimates forfeitures and will ultimately recognize compensation cost only for those stock-based awards that vest.
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
Uncertain Tax Positions. Effective January 1, 2007, the Corporation adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109 (“FIN 48”). FIN 48 requires the recognition of a tax benefit when it is “more-likely-than-not,” based on the technical merits, that the position would be sustained upon examination by a taxing authority. The amount to be recognized should be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.
In connection with the adoption of FIN 48, the Corporation increased its reserves for uncertain tax positions and reduced retained earnings at January 1, 2007 by $1,407,000, primarily as a result of providing interest accruals on uncertain temporary tax positions related to temporary or timing differences.
The Corporation records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statement of earnings. At December 31, 2007, accrued interest of $2,848,000, net of tax benefits of $1,863,000, was recorded as a current FIN 48 liability in the Corporation’s consolidated balance sheet.
Sales Taxes. Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of earnings.
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

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

forward starting interest rate swap agreements, the amortization of unrecognized amounts related to pension and postretirement benefits and, for years prior to 2006, adjustments to the minimum pension liability.
The components of accumulated other comprehensive loss, which is included in the Corporation’s consolidated statements of shareholders’ equity, consist of the following at December 31:

(add 000)	2007	2006	2005

Unrecognized amounts related to pension and postretirement benefits, net of minority interest	$(38,883)	$(37,291)	$–
Foreign currency translation gains	6,250	2,419	–
Changes in fair value of forward starting interest rate swap agreements	(4,399)	(1,179)	–
Minimum pension liability	–	–	(15,325)

Accumulated other comprehensive loss	$(37,032)	$(36,051)	$(15,325)

Unrecognized amounts related to pension and postretirement benefits, net of minority interest, at December 31, 2007 and 2006 are net of cumulative noncurrent deferred tax assets of $25,484,000 and $24,399,000, respectively. Changes in fair value of forward starting interest rate swap agreements at December 31, 2007 and 2006 are net of cumulative noncurrent deferred tax assets of $2,878,000 and $772,000, respectively. The minimum pension liability at December 31, 2005 is net of cumulative deferred tax assets of $10,027,000.
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
Accounting Changes. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. FAS 157 applies to all accounting pronouncements that require fair value measurements, except for the measurement of share-based payments. FAS 157 is effective January 1, 2008 for the Corporation. Additionally, in February 2008, the FASB issued a statement of position delaying the effective date for all nonfinancial assets and nonfinancial liabilities by one year, or January 1, 2009.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), along with Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51 (“FAS 160”). FAS 141(R) requires recognizing the full fair value of all assets acquired, liabilities assumed and noncontrolling minority interests in acquisitions of less than a 100% controlling interest; expensing all acquisition-related transaction and restructuring costs; capitalizing in-process research and development assets acquired; and recognizing contingent consideration obligations and contingent gains acquired and contingent losses assumed. FAS 160 requires the classification of noncontrolling interests as a separate component of shareholders’ equity and net earnings attributable to noncontrolling interests as a separate line item on the face of the income statement. FAS 141(R) and FAS 160 require prospective application for all business combinations with acquisition dates on or after the effective date, which is January 1, 2009 for the Corporation. FAS 160 also requires retrospective application of its disclosure and presentation requirements for all periods presented. At December 31, 2007, the Corporation had minority interests of $45,997,000.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page eighteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

Note B: Intangible Assets
The following table shows the changes in goodwill, all of which relate to the Aggregates Business, by reportable segment and in total for the years ended December 31:

	Mideast	Southeast	West
	Group	Group	Group	Total
(add 000)	2007

Balance at beginning of period	$106,757	$60,494	$403,287	$570,538
Acquisitions	—	—	5,132	5,132
Amounts allocated to divestitures	—	—	(1,003)	(1,003)
Transfer of South Carolina District	9,229	(9,229)	—	—

Balance at end of period	$115,986	$51,265	$407,416	$574,667

(add 000)	2006

Balance at beginning of period	$106,757	$60,494	$402,012	$569,263
Acquisitions	—	—	202	202
Adjustments to purchase price allocations	—	—	1,998	1,998
Amounts allocated to divestitures	—	—	(925)	(925)

Balance at end of period	$106,757	$60,494	$403,287	$570,538

Intangible assets subject to amortization consist of the following at December 31:

	Gross	Accumulated	Net
	Amount	Amortization	Balance
(add 000)	2007

Noncompetition agreements	$16,535	$(13,174)	$3,361
Trade names	1,300	(1,192)	108
Use rights and other	10,207	(4,450)	5,757

Total	$28,042	$(18,816)	$9,226

	2006

Noncompetition agreements	$16,110	$(12,033)	$4,077
Trade names	1,300	(1,006)	294
Supply agreements	900	(872)	28
Use rights and other	13,108	(6,759)	6,349

Total	$31,418	$(20,670)	$10,748

During 2007, the Corporation acquired $425,000 of other intangibles, consisting of noncompete agreements, which are subject to amortization. The weighted-average amortization period for these agreements was 5 years. During 2006, the Corporation did not acquire any additional intangible assets.
At December 31, 2007 and 2006, the Corporation had water use rights of $200,000 that are deemed to have an indefinite life and are not being amortized.
During 2006, the Corporation wrote off a licensing agreement related to its structural composites product line, as the asset had no future use to the Corporation. The write off, which was included in cost of sales on the consolidated statement of earnings, reduced net earnings by approximately $460,000, or $0.01 per diluted share.
Total amortization expense for intangible assets for the years ended December 31, 2007, 2006 and 2005 was $1,947,000, $3,858,000 and $3,964,000, respectively.
The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)

2008	$1,441
2009	1,119
2010	1,009
2011	1,009
2012	929
Thereafter	3,719

Total	$9,226

Note C: Divestitures
In 2007, the Corporation disposed of or permanently shut down certain underperforming operations in the following markets of the Aggregates business:

Reportable Segment	Markets

Mideast Group	Indiana and West Virginia
Southeast Group	Alabama, Louisiana and Mississippi
West Group	Iowa, Kansas and Oklahoma
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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page nineteen

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The discontinued operations included the following net sales, pretax loss on operations, pretax gain or loss on disposals, income tax expense or benefit and overall net earnings or loss:

years ended December 31
(add 000)	2007	2006	2005

Net sales	$6,256	$17,427	$32,644

Pretax loss on operations	$(1,966)	$(2,825)	$(8,423)
Pretax gain (loss) on disposals	2,745	3,055	(446)

Pretax gain (loss)	779	230	(8,869)
Income tax expense (benefit)	537	185	(3,073)

Net earnings (loss)	$242	$45	$(5,796)

Note D: Accounts Receivable, Net
December 31
(add 000)	2007	2006

Customer receivables	$244,611	$242,497
Other current receivables	4,888	4,807

	249,499	247,304
Less allowances	(3,661)	(4,905)

Total	$245,838	$242,399

Note E: Inventories, Net
December 31
(add 000)	2007	2006

Finished products	$244,568	$213,302
Products in process and raw materials	18,642	19,271
Supplies and expendable parts	42,811	37,935

	306,021	270,508
Less allowances	(19,136)	(14,221)

Total	$286,885	$256,287

During 2006 and 2005, the Corporation reserved certain inventories related to its structural composites product line. The charges reduced net earnings by approximately $664,000, or $0.01 per diluted share, for 2006, and approximately $2,877,000, or $0.06 per diluted share, for 2005.

Note F: Property, Plant and Equipment, Net
December 31
(add 000)	2007	2006

Land and improvements	$430,697	$379,925
Mineral reserves	191,415	186,001
Buildings	95,071	93,310
Machinery and equipment	2,126,110	2,000,880
Construction in progress	135,068	79,211

	2,978,361	2,739,327
Less allowances for depreciation, depletion and amortization	(1,544,808)	(1,443,836)

Total	$1,433,553	$1,295,491

At December 31, 2007 and 2006, the net carrying value of mineral reserves was $135,327,000 and $131,249,000, respectively.
The gross asset values and related accumulated amortization for machinery and equipment recorded under capital leases at December 31 were as follows:

(add 000)	2007	2006

Machinery and equipment under capital leases	$1,014	$1,014
Less accumulated amortization	(403)	(231)

Total	$611	$783

Depreciation, depletion and amortization expense related to property, plant and equipment was $147,427,000, $136,866,000 and $133,593,000 for the years ended December 31, 2007, 2006 and 2005, respectively.
Interest cost of $3,873,000, $5,420,000 and $3,045,000 was capitalized during 2007, 2006 and 2005, respectively.
At December 31, 2007 and 2006, $82,365,000 and $80,887,000, respectively, of the Corporation’s net fixed assets were located in foreign countries, namely the Bahamas and Canada.

Note G: Long-Term Debt
December 31
(add 000)	2007	2006

6.875% Notes, due 2011	$249,860	$249,829
5.875% Notes, due 2008	202,066	204,224
6.9% Notes, due 2007	—	124,995
7% Debentures, due 2025	124,331	124,312
6.25% Senior Notes, due 2037	247,795	—
Floating rate Senior Notes, due 2010, interest rate of 5.51%	224,388	—
Commercial paper, weighted average interest rate of 5.34%	72,000	—
Line of credit, interest rate of 5.83%	—	537
Acquisition notes, interest rates ranging from 2.11% to 8.00%	662	702
Other notes	3,220	665

Total	1,124,322	705,264
Less current maturities	(276,136)	(125,956)

Long-term debt	$848,186	$579,308

On April 25, 2007, the Corporation issued $250,000,000 of 6.25% Senior Notes due in 2037 and $225,000,000 of Floating Rate Senior Notes due in 2010 (collectively, the “Senior Notes”). The 6.25% Senior Notes may be

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page twenty

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

redeemed in whole or in part prior to their maturity at a “make whole” redemption price. The Floating Rate Senior Notes bear interest at a rate equal to the three-month LIBOR (5.36% at December 31, 2007) plus 0.15% and may not be redeemed prior to maturity. Upon a change of control repurchase event or a downgrade in its credit ratings, the Corporation will be required to make an offer to repurchase all outstanding Senior Notes at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the purchase date.
All Notes, Debentures and Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. Except for the Senior Notes, none are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Notes, Debentures and Senior Notes are as follows:

	Principal
	Amount	Effective	Maturity
	(add 000)	Interest Rate	Date

6.875% Notes	$249,975	6.98%	April 1,2011
5.875% Notes	$200,000	6.03%	December 1, 2008
7% Debentures	$125,000	7.12%	December 1, 2025
6.25% Senior Notes	$250,000	6.45%	April 30, 2037
Floating Rate Senior Notes	$225,000	5.65%	April 30, 2010
The Corporation repaid its $125,000,000 6.9% Notes that matured in August 2007 with proceeds from the April 2007 sale of the Senior Notes and issuances of commercial paper.
At December 31, 2007 and 2006, the unamortized value of terminated interest rate swaps was $2,187,000 and $4,469,000, respectively, and was included in the carrying values of the Notes due in 2008. The accretion of the unamortized value of terminated swaps will decrease 2008 interest expense by $2,187,000, at which time the 5.875% Notes will mature.
In September 2006, the Corporation entered into two forward starting interest rate swap agreements (the “Swap Agreements”) with a total notional amount of $150,000,000. Each of the two Swap Agreements covers $75,000,000 of principal. The Swap Agreements locked in at 5.42% the interest rate relative to LIBOR related to
$150,000,000 of the Corporation’s anticipated refinancing of its $200,000,000 5.875% Notes due in 2008. Each of the Swap Agreements provides for a single payment at its mandatory termination date, December 1, 2008. If the LIBOR swap rate increases above 5.42% at the mandatory termination date, the Corporation will receive a payment from each of the counterparties based on the notional amount of each agreement over an assumed 10-year period. If the LIBOR swap rate falls below 5.42% at the mandatory termination date, the Corporation will be obligated to make a payment to each of the counterparties on the same basis. In accordance with FAS 133, the fair values of the Swap Agreements are recorded as an asset or liability in the consolidated balance sheets. The change in fair value is recorded, net of tax, directly in shareholders’ equity as other comprehensive earnings/ loss. At December 31, 2007, the fair value of the Swap Agreements was a liability of $7,277,000 and was included in other current liabilities in the Corporation’s consolidated balance sheet. At December 31, 2006, the $1,951,000 fair value of the Swap Agreements was recorded in other noncurrent liabilities. Other comprehensive earnings/ loss for the years ended December 31, 2007 and 2006 included a loss of $3,220,000 (net of a deferred tax asset of $2,106,000) and $1,179,000 (net of a deferred tax asset of $772,000), respectively, for the change in fair value of the Swap Agreements.
The Corporation has a $250,000,000 five-year revolving credit agreement (the “Credit Agreement”), which is syndicated with a group of domestic and foreign commercial banks and expires on June 30, 2011. Borrowings under the Credit Agreement are unsecured and bear interest, at the Corporation’s option, at rates based upon: (1) the Eurodollar rate (as defined on the basis of LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Credit Agreement contains restrictive covenants relating to the Corporation’s debt-to-capitalization ratio, requirements for limitations on encumbrances and provisions that relate to certain changes in control.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page twenty-one

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

On April 17, 2007, the Corporation entered into an amendment of the Credit Agreement, which modified the leverage ratio covenant in the agreement. As modified, the covenant requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve months (the “Ratio”) to not exceed 2.75 to 1.00 as of the end of any fiscal quarter. Furthermore, the covenant allows the Ratio to exclude debt incurred in connection with an acquisition for a period of 180 days, provided that the Ratio does not exceed 3.25 to 1.00. The Corporation was in compliance with the Ratio at December 31, 2007.
Available borrowings under the Credit Agreement are reduced by any outstanding letters of credit issued by the Corporation under the Credit Agreement. At December 31, 2007 and 2006, the Corporation had $1,650,000 of outstanding letters of credit issued under the Credit Agreement. The Corporation pays an annual loan commitment fee to the bank group. No borrowings were outstanding under the Credit Agreement at December 31, 2007 and 2006.
The Credit Agreement supports a $250,000,000 commercial paper program, of which $72,000,000 was outstanding at December 31, 2007. No borrowings were outstanding under the commercial paper program at December 31, 2006.
At December 31, 2006, $537,000 was outstanding under a $10,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2007.
Excluding the unamortized value of the terminated interest rate swaps, the Corporation’s long-term debt maturities for the five years following December 31, 2007, and thereafter are:

(add 000)

2008	$273,949
2009	217
2010	224,606
2011	250,081
2012	224
Thereafter	373,058

Total	$1,122,135

Note H: Financial Instruments
In addition to publicly registered long-term notes and debentures and the Swap Agreements, the Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft and other long-term debt.
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
The estimated fair value of the Corporation’s publicly registered long-term notes and debentures at December 31, 2007 was approximately $1,050,141,000, compared with a carrying amount of $1,046,253,000 on the consolidated balance sheet. The estimated fair value and carrying amount exclude the impact of interest rate swaps. The fair value of this long-term debt was estimated based on quoted market prices. The estimated fair value of other borrowings of $75,882,000 at December 31, 2007 approximates its carrying amount.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page twenty-two

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The carrying values and fair values of the Corporation’s financial instruments at December 31 are as follows:

	2007

(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$20,038	$20,038
Accounts receivable, net	$245,838	$245,838
Notes receivable, net	$10,535	$10,535
Bank overdraft	$6,351	$6,351
Long-term debt, excluding interest rate swaps	$1,122,135	$1,126,023
Forward starting interest rate swap agreement liabilities	$7,277	$7,277

	2006

(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$32,282	$32,282
Accounts receivable, net	$242,399	$242,399
Notes receivable, net	$12,876	$12,876
Bank overdraft	$8,390	$8,390
Long-term debt, excluding interest rate swaps	$700,795	$724,123
Forward starting interest rate swap agreement liabilities	$1,951	$1,951
Note I: Income Taxes
The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follow:

years ended December 31
(add 000)	2007	2006	2005

Federal income taxes:
Current	$96,509	$80,520	$55,505
Deferred	4,416	12,767	7,610

Total federal income taxes	100,925	93,287	63,115

State income taxes:
Current	14,144	9,627	12,175
Deferred	796	3,996	(1,874)

Total state income taxes	14,940	13,623	10,301

Foreign income taxes:
Current	(14)	669	788
Deferred	222	53	21

Total foreign income taxes	208	722	809

Total provision	$116,073	$107,632	$74,225

For the years ended December 31, 2007, 2006 and 2005, income tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $27,209,000, $24,112,000 and $15,337,000, respectively.
The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2007	2006	2005

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(6.3)	(6.4)	(8.3)
State income taxes	2.0	1.9	2.1
Other items	—	—	(1.6)

Effective tax rate	30.7%	30.5%	27.2%

The principal components of the Corporation’s deferred tax assets and liabilities at December 31 are as follows:

	Deferred Assets
	(Liabilities)
(add 000)	2007	2006

Property, plant and equipment	$(192,404)	$(187,913)
Goodwill and other intangibles	(33,631)	(24,725)
Employee benefits	43,918	37,426
Valuation and other reserves	12,201	11,854
Inventories	29,580	4,966
Net operating loss carryforwards	7,866	7,194
Valuation allowance on deferred tax assets	(7,405)	(6,821)
Other items, net	(5,104)	(929)

Total	$(144,979)	$(158,948)

Additionally, the Corporation had a net deferred tax asset of $28,362,000 and $25,171,000 for certain items recorded in accumulated other comprehensive loss at December 31, 2007 and 2006, respectively.
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
Deferred tax assets for employee benefits result from the timing differences of the deductions for pension and postretirement obligations and stock-based compensation transactions. For financial reporting purposes, such amounts are expensed in accordance with FAS 87 and FAS 123(R), respectively. For income tax purposes,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page twenty-three

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

amounts related to pension and postretirement obligations are deductible as funded. Amounts related to stock-based compensation transactions are deductible for income tax purposes upon vesting or exercise of the underlying award.
The Corporation had state net operating loss carryforwards of $117,832,000 and $112,720,000 at December 31, 2007 and 2006, respectively. These losses have various expiration dates. At December 31, 2007 and 2006, respectively, the deferred tax assets associated with these losses were $7,866,000 and $7,194,000, for which valuation allowances of $7,405,000 and $6,821,000 were recorded.
Effective January 1, 2007, the Corporation adopted FIN 48. The following table summarizes the Corporation’s FIN 48 unrecognized tax benefits, excluding interest and correlative effects, for the year ended December 31, 2007:

(add 000)

Unrecognized tax benefits at January 1, 2007	$29,277
Gross increases — tax positions in prior years	9,954
Gross decreases — tax positions in prior years	(4,127)
Gross increases — tax positions in current year	5,246
Settlements with taxing authorities	—
Lapse of statute of limitations	(8,929)

Unrecognized tax benefits at December 31, 2007	$31,421

In addition to these gross unrecognized tax benefits, the Corporation’s FIN 48 liability also includes $447,000 of net federal tax benefits and other indirect benefits at December 31, 2007.
Unrecognized tax benefits of $8,074,000, net of federal tax benefits and related to interest accruals and permanent income tax differences, would favorably affect the Corporation’s effective tax rate if recognized.
The Corporation’s open tax years that are subject to examination are 2004 through 2007. The Internal Revenue Service is currently auditing the Corporation’s consolidated federal income tax returns for the years ended December 31, 2005 and 2004. The Corporation anticipates that it is reasonably possible that unrecognized tax benefits may significantly change within the next twelve months ended December 31, 2008 as a result of the settlement of the Internal Revenue Service audits for the 2004 and 2005 tax years. The Corporation estimates that these events could result in a reasonably possible change in unrecognized tax benefits ranging from $0 to $24,819,000.
Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes these unrecognized tax benefits are sufficient to cover any uncertain tax positions reviewed during any audit by taxing authorities. For the year ended December 31, 2007, $4,781,000, or $0.11 per diluted share, was reversed into income when the statute of limitations for federal examination of the 2003 tax year expired. For the year ended December 31, 2006, $2,700,000, or $0.06 per diluted share, was reversed into income when the statute of limitations for federal examination of the 2002 tax year expired.
The American Jobs Creation Act of 2004 (the “Act”) created a new tax deduction related to income from domestic (i.e., United States) production activities. This provision, when fully phased in, will permit a deduction equal to 9 percent of a company’s Qualified Production Activities Income (“QPAI”) or its taxable income, whichever is lower. The deduction is further limited to the lower of 50% of the W-2 wages attributable to domestic production activities paid by the Corporation during the year. QPAI includes, among other things, income from domestic manufacture, production, growth or extraction of tangible personal property. For 2005 and 2006, the deduction was equal to 3 percent of QPAI, increasing to 6 percent for 2007 through 2009, and reaching the full 9 percent deduction in 2010. The production deduction benefit of the legislation reduced income tax expense and increased net earnings by $4,644,000, or $0.11 per diluted share in 2007, $2,263,000, or $0.05 per diluted share, in 2006 and $2,300,000, or $0.05 per diluted share, in 2005.

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
The Corporation sponsors a Supplemental Excess Retirement Plan (“SERP”) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump sum payment of vested benefits provided by the SERP. When these benefits payments exceed the sum of the service and interest costs for the SERP during a year, the Corporation recognizes a pro-rata portion of the SERP’s unrecognized actuarial loss as settlement expense.
The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)	2007	2006	2005

Components of net periodic
benefit cost:
Service cost	$12,363	$12,225	$10,878
Interest cost	19,741	18,112	16,472
Expected return on assets	(22,474)	(19,638)	(17,713)
Amortization of:
Prior service cost	679	742	662
Actuarial loss	4,473	2,860	2,100
Transition asset	(1)	(1)	(1)
Settlement charge	742	—	—

Net periodic benefit cost	$15,523	$14,300	$12,398

In addition to recognizing net periodic benefit cost of $15,523,000 for the year ended December 31, 2007, the Corporation also recognized the following amounts in other comprehensive earnings:

(add 000)

Actuarial loss	$11,838
Amortization of:
Prior service cost	(679)
Actuarial loss	(4,473)
Transition asset	1
Settlement charge	(742)

Total	$5,945

Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost at December 31:

	2007		2006
(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service cost	$4,859	$2,938	$5,606	$3,389
Actuarial loss	70,527	42,639	63,836	38,589
Transition asset	(16)	(10)	(17)	(11)

Total	$75,370	$45,567	$69,425	$41,967

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2008 are $679,000 (net of a deferred tax asset of $269,000), $4,006,000 (net of a deferred tax asset of $1,584,000) and $1,000, respectively, and are included in accumulated other comprehensive loss at December 31, 2007.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries            page twenty-five

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S  ( C O N T I N U E D )

The defined benefit plans’ change in projected benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2007	2006

Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$333,103	$302,581
Service cost	12,363	12,225
Interest cost	19,741	18,112
Actuarial loss	1,191	8,919
Plan amendments	—	1,585
Gross benefits paid	(14,395)	(10,319)

Net projected benefit obligation at end of year	$352,003	$333,103

years ended December 31
(add 000)	2007	2006

Change in plan assets:
Fair value of plan assets at beginning of year	$275,044	$242,859
Actual return on plan assets, net	11,839	30,329
Employer contributions	15,275	12,175
Gross benefits paid	(14,395)	(10,319)

Fair value of plan assets at end of year	$287,763	$275,044

December 31
(add 000)	2007	2006

Funded status of the plan at end of year	$(64,240)	$(58,059)
Employer contributions subsequent to measurement date	4	2

Net accrued benefit cost	$(64,236)	$(58,057)

December 31
(add 000)	2007	2006

Amounts recognized in consolidated balance sheets consist of:
Current liability	$(4,120)	$(2,100)
Noncurrent liability	(60,116)	(55,957)

Net amount recognized at end of year	$(64,236)	$(58,057)

The accumulated benefit obligation for all defined benefit pension plans was $313,592,000 and $296,817,000 at December 31, 2007 and 2006, respectively.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $351,339,000, $313,592,000 and $287,076,000, respectively, at December 31, 2007 and
$333,103,000, $296,817,000 and $274,429,000, respectively, at December 31, 2006.
Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2007	2006

Discount rate	6.09%	5.70%
Rate of increase in future compensation levels	5.00%	5.00%
Weighted-average assumptions used to determine net periodic retirement benefit cost for years ended December 31 are:

	2007	2006	2005

Discount rate	5.70%	5.83%	6.00%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	8.25%	8.25%	8.25%
The Corporation’s expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.
At December 31, 2007 and 2006, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the pension plans.
The pension plan asset allocation at December 31, 2007 and 2006 and target allocation for 2008 by asset category are as follows:

	Percentage of Plan Assets
		December 31
	Target
Asset Category	Allocation	2007	2006

Equity securities	60%	59%	62%
Debt securities	39%	39%	37%
Cash	1%	2%	1%

Total	100%	100%	100%

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

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S  ( C O N T I N U E D )

In 2007, the Corporation made pension contributions of $15,275,000, of which $12,042,000 was voluntary. The Corporation’s 2006 contribution of $12,175,000 was also voluntary. The Corporation’s estimate of contributions to its pension and SERP plans in 2008 is approximately $17,000,000, of which $12,000,000 is voluntary.
The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)

2008	$16,739
2009	$17,986
2010	$19,513
2011	$21,374
2012	$23,141
Years 2013-2017	$120,614
Postretirement Benefits. The net periodic postretirement benefit cost of postretirement plans included the following components:

years ended December 31
(add 000)	2007	2006	2005

Components of net periodic benefit cost:
Service cost	$639	$551	$567
Interest cost	2,802	2,677	2,978
Amortization of:
Prior service credit	(1,294)	(1,294)	(1,294)
Actuarial gain	(95)	(238)	(147)

Total net periodic benefit cost	$2,052	$1,696	$2,104

In addition to recognizing net periodic benefit cost of $2,052,000 for the year ended December 31, 2007, the Corporation also recognized the following amounts in other comprehensive earnings:

(add 000)

Actuarial gain	$(2,994)
Prior service credit	(1,581)
Amortization of:
Prior Service Credit	1,294
Actuarial gain	95

Total	$(3,186)

Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost at December 31:

	2007		2006

(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service credit	$(11,317)	$(6,841)	$(11,030)	$(6,668)
Actuarial loss	396	239	3,295	1,992

Total	$(10,921)	$(6,602)	$(7,735)	$(4,676)

The prior service credit and actuarial gain expected to be recognized in net periodic benefit cost during 2008 are $1,490,000 and $138,000, respectively, and are included in accumulated other comprehensive loss. At December 31, 2007, the prior service credit and actuarial loss components recorded in accumulated other comprehensive loss were net of deferred tax liabilities of $589,000 and $55,000, respectively.
The postretirement health care plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2007	2006

Change in benefit obligation:
Net benefit obligation at beginning of year	$53,316	$51,613
Service cost	639	551
Interest cost	2,802	2,677
Participants’ contributions	1,350	767
Actuarial (gain) loss	(4,345)	2,548
Plan amendments	(1,581)	—
Gross benefits paid	(5,317)	(5,480)
Federal subsidy on benefits paid	395	640

Net benefit obligation at end of year	$47,259	$53,316

years ended December 31
(add 000)	2007	2006

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	3,572	4,073
Participants’ contributions	1,350	767
Gross benefits paid	(5,317)	(5,480)
Federal subsidy on benefits paid	395	640

Fair value of plan assets at end of year	$—	$—

December 31
(add 000)	2007	2006

Funded status of the plan at end of year	$(47,259)	$(53,316)
Employer contributions subsequent to measurement date	482	285

Accrued benefit cost	$(46,777)	$(53,031)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-seven

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S  ( C O N T I N U E D )

December 31
(add 000)	2007	2006

Amounts recognized in consolidated balance sheets consist of:
Current liability	$(5,000)	$(4,000)
Noncurrent liability	(41,777)	(49,031)

Net amount recognized at end of year	$(46,777)	$(53,031)

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
Weighted-average assumptions used to determine the post-retirement benefit obligations as of December 31 are:

	2007	2006

Discount rate	5.96%	5.63%
Weighted-average assumptions used to determine net post-retirement benefit cost for the years ended December 31 are:

	2007	2006	2005

Discount rate	5.63%	5.72%	6.00%
At December 31, 2007 and 2006, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the postretirement plans.

Assumed health care cost trend rates at December 31 are:

	2007	2006

Health care cost trend rate assumed for next year	8.5%	9.1%
Rate to which the cost trend rate gradually declines	5.5%	5.5%
Year the rate reaches the ultimate rate	2013	2013
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)

Total service and interest cost components	$104	$(87)
Postretirement benefit obligation	$1,922	$(1,619)
The Corporation’s estimate of its contributions to its post-retirement health care plans in 2008 is $5,000,000.
The expected gross benefit payments and expected federal subsidy to be received for each of the next five years and the five-year period thereafter are as follows:

	Gross Benefit	Expected
(add 000)	Payments	Federal Subsidy

2008	$5,000	$535
2009	$3,707	$595
2010	$3,932	$661
2011	$4,052	$745
2012	$4,106	$834
Years 2013-2017	$17,759	$5,921
Defined Contribution Plans. The Corporation maintains two defined contribution plans that cover substantially all employees. These plans, intended to be qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $5,405,000 in 2007, $5,215,000 in 2006 and $4,969,000 in 2005.
Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,625,000 and $1,425,000 at December 31, 2007 and 2006, respectively.
Note K: Stock-Based Compensation
The shareholders approved, on May 23, 2006, the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). The Corporation has been authorized by the Board of Directors to repurchase shares of the Corporation’s common stock for issuance under the Plans.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-eight

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S   ( C O N T I N U E D )

Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. The Corporation granted 154,695 employee stock options during 2007. Options granted in years subsequent to 2005 become exercisable in four annual installments beginning one year after date of grant and expire eight years from such date. Options granted prior to January 1, 2005 become exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date.
The Plans provide that each nonemployee director receives 3,000 non-qualified stock options annually. During 2007, the Corporation granted 24,000 options to nonemployee directors. These options have an exercise price equal to the market value at the date of grant, vest immediately and expire ten years from the grant date.
The following table includes summary information for stock options for employees and nonemployee directors as of December 31, 2007:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value
	Options	Price	Life (years)	(add 000)

Outstanding at January 1, 2007	1,466,336	$49.78
Granted	178,695	$151.92
Exercised	(720,036)	$43.81
Terminated	(3,380)	$70.65

Outstanding at December 31, 2007	921,615	$74.17	6.1	$53,854

Exercisable at December 31, 2007	610,075	$53.42	5.8	$48,308

The weighted-average grant-date exercise price of options granted during 2007, 2006 and 2005 was $151.92, $89.02 and $61.06, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2007, 2006 and 2005 were $61,363,000, $58,960,000 and $35,912,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic value for options outstanding and exercisable at December 31, 2007 was based on the closing price of the Corporation’s common stock at December 31, 2007, which was $132.60.
Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Corporation’s common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive stock plan at certain minimum levels. Participants earn the right to receive unrestricted shares of common stock in an amount equal to their respective units generally at the end of a 34-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period, with the exception of dividend equivalents that are paid on the units during the vesting period.
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
The following table summarizes information for incentive stock awards and restricted stock awards as of December 31, 2007:

	Incentive Stock		Restricted Stock
		Weighted-		Weighted-
		Average		Average
	Number of	Grant-Date	Number of	Grant-Date
	Awards	Fair Value	Awards	Fair Value

January 1, 2007	60,752		378,047
Awarded	21,083	$117.56	121,115	$142.89
Distributed	(34,855)		(53,828)
Forfeited	(32)		(5,537)

December 31, 2007	46,948		439,797

The weighted-average grant-date fair value of incentive compensation awards granted during 2007, 2006 and 2005 was $117.56, $91.05 and $55.15, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2007, 2006 and 2005 was $142.89, $88.85 and $60.63, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page twenty-nine

N O T E S   T O   F I N A N C I A L   S T A T E M E N T S   ( C O N T I N U E D )

The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2007 were $2,408,000 and $58,317,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2007, which was $132.60. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2007, 2006 and 2005 were $2,587,000, $1,664,000 and $2,184,000, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2007, 2006 and 2005 were $4,394,000, $390,000 and $1,774,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution.
At December 31, 2007, there are approximately 1,222,000 awards available for grant under the Plans.
In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2007, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.
Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 3,672, 7,263 and 9,838 shares of the Corporation’s common stock under this plan during 2007, 2006 and 2005, respectively.
The following table summarizes stock-based compensation expense for the years ended December 31, 2007, 2006 and 2005, unrecognized compensation cost for non-vested awards at December 31, 2007 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

			Incentive
		Restricted	Compen-
	Stock	Stock	sation	Directors’
(add 000)	Options	Awards	Awards	Awards	Total

Stock-based compensation expense recognized for years ended December 31 :
2007	$7,740	$10,897	$493	$557	$19,687
2006	$5,897	$6,410	$474	$657	$13,438
2005	$255	$2,505	$314	$628	$3,702

Unrecognized compensation cost at December 31, 2007:
	$5,485	$15,541	$329	$—	$21,355

Weighted-average period over which unrecognized compensation cost to be recognized:
	2.1 years	2.6 years	1.6 years	—

For the years ended December 31, 2007, 2006 and 2005, the Corporation recognized a tax benefit related to stock-based compensation of $27,209,000, $24,112,000 and $15,337,000, respectively.
The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2007:

(add 000)

2008	$10,157
2009	6,801
2010	3,344
2011	1,053

Total	$21,355

Stock-based compensation expense is included in selling, general and administrative expenses on the Corporation’s consolidated statements of earnings.
Note L: Leases
Total lease expense for all operating leases was $64,717,000, $72,248,000 and $61,468,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page thirty

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S  (C O N T I N U E D)

royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $40,673,000, $43,751,000 and $40,377,000 for the years ended December 31, 2007, 2006 and 2005, respectively.
The Corporation has capital lease agreements, expiring in 2010, for machinery and equipment. Current and long-term capital lease obligations are included in other current liabilities and other noncurrent liabilities, respectively, in the consolidated balance sheet.
Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2007 are as follows:

(add 000)	Capital Leases	Operating Leases

2008	$213	$92,294
2009	137	61,856
2010	308	52,967
2011	—	43,544
2012	—	36,890
Thereafter		176,152

Total	658	$463,703

Less imputed interest	(48)

Present value of minimum lease payments	610
Less current capital lease obligations	(188)

Long-term capital lease obligations	$422

Note M: Shareholders’ Equity
The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2007, approximately 3,044,000 common shares were reserved for issuance under stock-based plans. At December 31, 2007 and 2006, there were 868 and 945, respectively, shareholders of record.
Pursuant to authority granted by its Board of Directors, the Corporation can repurchase common stock through open purchases. The Corporation repurchased 4,189,100 shares at an aggregate price of $575,181,000 in 2007, 1,874,200 shares at an aggregate price of $172,888,000 in 2006 and 2,658,000 shares at an aggregate price of $175,570,000 in 2005. The Corporation settled $24,017,000 of the 2007 repurchases in January 2008. In August 2007, the Board authorized the Corporation to repurchase an additional 5,000,000 shares of its com-
mon stock. At December 31, 2007, 5,041,900 shares of common stock were remaining under the Corporation’s repurchase authorization.
In addition to common stock, the capital structure includes 10,000,000 shares of preferred stock with a par value of $0.01 a share. 100,000 shares of Class A Preferred Stock were reserved for issuance under the Corporation’s 1996 Rights Agreement that expired by its own terms on October 21, 2006. Upon its expiration, the Board of Directors adopted a new Rights Agreement (the “Rights Agreement”) and reserved 200,000 shares of Junior Participating Class B Preferred Stock for issuance. In accordance with the Rights Agreement, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 2006, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15 percent or more of the Corporation’s common stock, each right (other than rights owned by such person or group) entitles its holder to purchase, for an exercise price of $315 per share, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination thereof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2016, if not terminated sooner. The Corporation’s Rights Agreement provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.001 per right.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	Page thirty-one

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S  (CONTINUED)

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
Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its aggregates mining process. The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2007, 2006 and 2005 were $2,042,000, $2,033,000 and $2,144,000, respectively, and are included in other operating income and expenses, net, on the consolidated statements of earnings.
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
The following shows the changes in the asset retirement obligations for the years ended December 31:

(add 000)	2007	2006

Balance at January 1	$25,234	$22,965
Accretion expense	1,363	1,190
Liabilities incurred	2,576	1,822
Liabilities settled	(811)	(894)
Revisions in estimated cash flows	10,786	151

Balance at December 31	$39,148	$25,234

During 2007, the Corporation revised its estimates for plant removal costs based on recent experience with such activities for fully reclaimed locations.
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
Insurance Reserves and Letters of Credit. The Corporation has insurance coverage for workers’ compensation, automobile liability and general liability claims with deductibles ranging from $250,000 to $3,000,000. The Corporation is also self-insured for health claims. During 2007, the Corporation decreased its accrual for incurred but not reported casualty claims based on the Corporation’s recent claims experience. The change in estimate increased net earnings by $1,981,000, or $0.05 per diluted share. At December 31, 2007 and 2006 reserves of approximately $28,661,000 and $30,301,000, respectively, were recorded for all such insurance claims. In connection with these workers’ compensation and automobile and general liability insurance deductibles, the Corporation has entered into standby letter of credit agreements in the amount of $24,910,000 at December 31, 2007.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-two

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S  ( C O N T I N U E D )

Surety Bonds. In the normal course of business, at December 31, 2007, the Corporation was contingently liable for $105,074,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments. Three of these bonds, totaling $27,036,000, or 26% of all outstanding surety bonds, relate to specific performance for road construction projects currently underway.
Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $16,148,000 as of December 31, 2007. The Corporation also had other purchase obligations related to energy and service contracts of $12,288,000 as of December 31, 2007. The Corporation’s contractual purchase commitments as of December 31, 2007 are as follows:

(add 000)

2008	$24,204
2009	2,157
2010	2,075

Total	$28,436

Employees. The Corporation had approximately 5,300 employees at December 31, 2007. Approximately 13% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees.
Note O: Business Segments
During 2006, the Corporation reorganized the operations and management of its Aggregates Business, which resulted in a change to its reportable segments. The Corporation currently conducts its aggregates operations through three reportable business segments: Mideast Group, Southeast Group and West Group. The Corporation also has a Specialty Products segment that produces magnesia-based chemicals products, dolomitic lime and structural composite products. These segments are consistent with the Corporation’s current management reporting structure. The accounting policies used for segment reporting are the same as those described in Note A.
The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Earnings from operations are net sales less cost of sales, selling, general and administrative expenses, and research and development expenses; include other operating income and expenses; and exclude interest expense, other nonoperating income and expenses, net, and income taxes. Corporate earnings from operations primarily include depreciation on capitalized interest, expenses for corporate administrative functions, unallocated corporate expenses and other nonrecurring and/or non-operational adjustments excluded from the Corporation’s evaluation of business segment performance and resource allocation. All debt and related interest expense is held at Corporate.
Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash and cash equivalents, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. Property additions include property, plant and equipment that have been purchased through acquisitions in the amount of $5,513,000 in 2007 and $2,095,000 in 2005 for the West Group. During 2006, the Corporation did not purchase any property, plant and equipment through acquisitions. Property additions in 2007 also include $2,897,000 of land acquired through the issuance of notes payable for the Mideast Group.
The following tables display selected financial data for the Corporation’s reportable business segments for each of the three years in the period ended December 31, 2007. Prior year information has been reclassified to conform to the presentation of the Corporation’s current reportable segments.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-three

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S  ( C O N T I N U E D )

Selected Financial Data by Business Segment
years ended December 31
(add 000)

Total revenues	2007	2006	2005

Mideast Group	$727,482	$716,722	$639,064
Southeast Group	533,140	543,022	475,661
West Group	774,847	764,747	716,005

Total Aggregates Business	2,035,469	2,024,491	1,830,730
Specialty Products	171,672	166,561	144,558

Total	$2,207,141	$2,191,052	$1,975,288

Net sales

Mideast Group	$682,458	$662,127	$587,018
Southeast Group	457,926	455,741	400,597
West Group	672,803	661,083	610,747

Total Aggregates Business	1,813,187	1,778,951	1,598,362
Specialty Products	154,425	150,715	130,615

Total	$1,967,612	$1,929,666	$1,728,977

Gross profit

Mideast Group	$287,850	$259,886	$205,117
Southeast Group	107,923	96,389	74,935
West Group	136,419	143,315	132,378

Total Aggregates Business	532,192	499,590	412,430
Specialty Products	43,374	33,512	21,445
Corporate	(4,603)	(7,809)	(4,940)

Total	$570,963	$525,293	$428,935

Selling, general and administrative expenses

Mideast Group	$45,748	$43,565	$43,374
Southeast Group	25,900	24,047	22,296
West Group	46,156	44,959	43,346

Total Aggregates Business	117,804	112,571	109,016
Specialty Products	10,316	10,954	11,271
Corporate	27,066	23,140	10,416

Total	$155,186	$146,665	$130,703

Earnings from operations

Mideast Group	$246,628	$223,946	$167,200
Southeast Group	84,189	73,090	53,427
West Group	101,013	102,531	99,070

Total Aggregates Business	431,830	399,567	319,697
Specialty Products	32,888	22,528	9,522
Corporate	(31,688)	(31,546)	(15,418)

Total	$433,030	$390,549	$313,801

Assets employed	2007	2006	2005

Mideast Group	$780,074	$729,200	$687,939
Southeast Group	519,681	475,941	449,516
West Group	1,072,808	1,020,572	931,548

Total Aggregates Business	2,372,563	2,225,713	2,069,003
Specialty Products	98,718	95,511	84,138
Corporate	212,524	185,197	280,175

Total	$2,683,805	$2,506,421	$2,433,316

Depreciation, depletion and amortization

Mideast Group	$51,038	$49,257	$48,322
Southeast Group	31,032	27,268	25,819
West Group	49,539	46,053	46,973

Total Aggregates Business	131,609	122,578	121,114
Specialty Products	6,906	7,692	6,387
Corporate	11,823	11,159	10,750

Total	$150,338	$141,429	$138,251

Property additions

Mideast Group	$94,491	$71,332	$77,119
Southeast Group	58,637	51,252	56,986
West Group	90,446	115,726	70,702

Total Aggregates Business	243,574	238,310	204,807
Specialty Products	10,508	12,985	8,724
Corporate	19,251	14,681	9,965

Total	$273,333	$265,976	$223,496

The product lines, asphalt, ready mixed concrete, road paving and other, are considered internal customers of the core aggregates business. The following tables display total revenues and net sales by product line for the years ended December 31:

(add 000)
Total revenues	2007	2006	2005

Aggregates	$1,913,908	$1,906,171	$1,715,672
Asphalt	56,285	56,612	49,706
Ready Mixed Concrete	41,126	35,421	33,446
Road Paving	13,453	17,657	21,048
Other	10,697	8,630	10,858

Total Aggregates Business	2,035,469	2,024,491	1,830,730
Specialty Products	171,672	166,561	144,558

Total	$2,207,141	$2,191,052	$1,975,288

Net sales

Aggregates	$1,705,835	$1,670,127	$1,490,993
Asphalt	47,569	48,832	44,421
Ready Mixed Concrete	41,126	35,421	33,446
Road Paving	13,453	17,657	21,048
Other	5,204	6,914	8,454

Total Aggregates Business	1,813,187	1,778,951	1,598,362
Specialty Products	154,425	150,715	130,615

Total	$1,967,612	$1,929,666	$1,728,977

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-four

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S  ( C O N T I N U E D )

The following table presents domestic and foreign total revenues for the years ended December 31:

(add 000)	2007	2006	2005

Domestic	$2,164,658	$2,149,021	$1,939,298
Foreign	42,483	42,031	35,990

Total	$2,207,141	$2,191,052	$1,975,288

Note P: Supplemental Cash Flow Information
The following table presents supplemental cash flow information for the years ended December 31:

(add 000)	2007	2006	2005

Noncash investing and financing activities:
Issuance of notes payable for acquisition of land	$2,897	$—	$—
Machinery and equipment acquired through capital leases	$—	$274	$740
The following table presents the components of the change in other assets and liabilities, net, for the years ended December 31:

(add 000)	2007	2006	2005

Other current and noncurrent assets	$(3,029)	$(9,297)	$(3,565)
Notes receivable	327	5,833	1,178
Accrued salaries, benefits and payroll taxes	(3,747)	951	1,348
Accrued insurance and other taxes	(7,174)	(7,285)	3,678
Accrued income taxes	18,448	14,679	(14,541)
Accrued pension, postretirement and postemployment benefits	125	(281)	(5,182)
Other current and noncurrent liabilities	24,698	5,722	6,394

Total	$29,648	$10,322	$(10,690)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-five

M A N A G E M E N T ‘ S  D I S C U S S I O N  &  A N A L Y S I S  O F  F I N A N C I A L
C O N D I T I O N  &  R E S U L T S  O F  O P E R A T I O N S

INTRODUCTORY OVERVIEW
Martin Marietta Materials, Inc., (the “Corporation”) is a leading producer of construction aggregates. The Aggregates business includes the following reportable segments, primary markets and primary product lines:

AGGREGATES BUSINESS

Reportable	Mideast	Southeast	West
Segments	Group	Group	Group

Arkansas,
California,
		Alabama,	Iowa,
	Indiana,	Florida,	Kansas,
	Maryland,	Georgia,	Minnesota,
	North	Illinois,	Missouri,
Primary	Carolina,	Kentucky,	Nebraska,
Markets	Ohio,	Louisiana,	Nevada,
	South	Mississippi,	Oklahoma,
	Carolina,	Tennessee,	Texas,
	Virginia and	Nova Scotia	Washington,
	West Virginia	and the	Wisconsin
		Bahamas	and
Wyoming

Aggregates
(stone, sand
Primary	Aggregates	Aggregates	and gravel),
Product	(stone, sand	(stone, sand	asphalt,
Lines	and gravel)	and gravel)	ready mixed
concrete and
road paving
The Corporation’s Specialty Products segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime used in the steel industry, and engages in targeted activity in structural composites.
The overall areas of focus for the Corporation include the following:
•	Maximize long-term shareholder return by pursuing sound growth and earnings objectives;

•	Conduct business in full compliance with applicable laws, rules, regulations and the highest ethical standards;

•	Provide a safe and healthy workplace for the Corporation’s employees; and

•	Reflect all aspects of good citizenship by being responsible neighbors.
Notable items regarding the Corporation’s financial condition and 2007 operating results include:
•	Return, assuming reinvestment of dividends, of 28.8% on the Corporation’s common stock price in 2007 compared with a return of 5.5% for the S&P 500 Index;

•	Return on shareholders’ equity of 23.9% in 2007;

•	Record earnings per diluted share of $6.06;

•	Gross margin improvement and operating margin improvement in the core aggregates business as a result of:
–	heritage aggregates product line pricing increase of 10.3%, partially offset by a volume decrease of 7.6%;

–	enhanced operating efficiency and targeted cost reduction resulting from plant automation and productivity improvement initiatives; and

–	focused expansion in high-growth markets, particularly in the southeastern and southwestern United States where 74% of the Aggregates business’ net sales were generated.
•
Return of $629 million in cash to shareholders, inclusive of $575 million for the repurchase of 4,189,100 shares of the Corporation’s common stock at an average price of $137.30 along with $54 million in dividends;

•	Issuance of $250 million of 6.25% Senior Notes due in 2037 and $225 million of Floating Rate Senior Notes due in 2010 (collectively the “Senior Notes”);

•
Consolidated debt-to-consolidated EBITDA, as defined in the Corporation’s $250 million five-year revolving credit agreement, of 1.86 for the trailing twelve months ended December 31, 2007; ratio was nearly 2.0 in January 2008 after the Corporation issued additional commercial paper to fund $24 million of share repayments that were completed in December 2007 but settled in January 2008;

•
Capital expenditures of $265 million focused on capacity expansion and efficiency improvement projects in high-growth areas and at fixed-based quarries serving long-haul high-growth markets, along with a continuing investment in land with long-term mineral reserves to serve high-growth markets;

•	Continued maximization of transportation and materials options created by the Corporation’s long-haul distribution network;

•	Strong financial results by the Specialty Products segment;

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-six

M A N A G E M E N T ‘ S  D I S C U S S I O N  &  A N A L Y S I S  O F  F I N A N C I A L
C O N D I T I O N  &  R E S U L T S  O F  O P E R A T I O N S  ( C O N T I N U E D )

•	Improvement in employee safety performance as measured by total injury incidence and lost-time incidence rates; and

•	Management’s assessment and the independent auditors’ opinion that the Corporation’s system of internal control over financial reporting was effective as of December 31, 2007.
In 2008, management will emphasize, among other things, the following initiatives:
•	Effectively serving high-growth markets, particularly in the Southeast and Southwest;

•	Continuing to build a competitive advantage from its long-haul distribution network;

•	Using best practices and information technology to drive cost performance;

•	Investing in acquisitions of value-added aggregates operations;

•	Focusing a significant part of the growth capital spending program on locations along the geological fall line in Georgia and South Carolina;

•	Increasing the number of quarries using enhanced plant automation;

•	Continuing the strong performance and operating results of the Specialty Products segment;

•	Increasing the Corporation’s gross margin and operating margin toward its targeted goal of a 1,000-basis-point improvement in operating margin over the 5-year period ending December 31, 2010;

•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business;

•	Returning cash to shareholders through sustainable dividends and share repurchases; and

•	Continuing to improve the Corporation’s safety performance.
Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.
Aggregates Economic Considerations
The construction aggregates industry is a mature and cyclical business dependent on activity within the construction marketplace. The principal end-users are in public infrastructure (e.g., highways, bridges, schools and prisons); commercial construction (e.g., manufacturing and distribution facilities, energy facilities including windfarms and ethanol plants, office buildings, large retailers and wholesalers, and malls); and residential construction (housing). Aggregates products are also used in the railroad, environmental and agricultural industries as illustrated by the following examples. Ballast is an aggregates product used to line trackbeds of railroads. High-calcium limestone is used as a supplement in animal feed, to neutralize soil acidity and enhance agricultural growth, and also as a filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade calcium limestone is used as a desulfurization material in utility plants. Limestone can also be used to absorb moisture and dry up areas around building foundations. Stone is used as a stabilizing material to control erosion at ocean beaches, inlets, rivers and streams.
As discussed further under the section Aggregates Industry and Corporation Trends on pages 45 through 47, end-user markets respond to changing economic conditions in different ways. Public infrastructure construction is ordinarily more stable than commercial and residential construction due to funding from federal, state and local governments. The Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”) is the current federal highway legislation providing funding of $286.4 billion over the six-year period ending September 30, 2009. Overall, infrastructure spending was strong in 2007 and the outlook for 2008 is positive, although rising construction and materials prices have made projects more costly.
Commercial and residential construction levels are interest rate-sensitive and typically move in a direct correlation with economic cycles. The commercial construction market was mixed in 2007, with the rate of growth slowing over the course of the year. Management believes certain commercial construction, notably office and retail space, is declining in some areas as developers consider the impact of the current credit markets on construction and development

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page thirty-seven

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

plans. Tighter credit conditions may result in businesses finding it difficult to obtain financing for capital investments. The residential construction market, which accounted for approximately 12 percent of the Corporation’s aggregates shipments in 2007, declined significantly in 2007 in connection with the housing market downturn. Further, the outlook reflects diminished demand with recovery not expected prior to late 2009 or 2010. In response to a weak economic outlook and increasing downside risks to growth, the Federal Reserve cut the federal funds rate by 125 basis points to 3.00 percent in January, 2008. Typically, the economy feels the effects of a significant cut in the federal funds rate 6 to 12 months later.
In 2007, the Corporation shipped 182.3 million tons of aggregates to customers in 31 states, Canada, the Bahamas and the Caribbean Islands from 272 quarries, underground mines and distribution yards. While the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five revenue-generating states -North Carolina, Texas, Georgia, Iowa and South Carolina
- accounted for approximately 61% of its 2007 net sales by state of destination, while the top ten revenue-generating states accounted for approximately 81% of its 2007 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.
Aggregates Industry Considerations
Since the construction aggregates business is conducted outdoors, seasonal changes, wet weather and other weather-related conditions, such as droughts or hurricanes, significantly affect the aggregates industry by impacting shipments, production schedules and profitability. The financial results of the first quarter are generally significantly lower than the financial results of the other quarters due to winter weather.
While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is to locate suitable deposits that can be economically mined at locations that qualify for regulatory permits and are in close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This is becoming more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion;

	ESTIMATED POPULATION MOVEMENT

Top 10 Revenue- Generating States of Aggregates Business	Population Rank in 2000	Rank in Estimated Change in Population From 2000 to 2030	Estimated Rank in Population in 2030

North Carolina	11	7	7

Texas	2	4	2

Georgia	10	8	8

Iowa	30	48	34

South Carolina	26	19	23

Florida	4	3	3

Louisiana	22	41	26

Indiana	14	31	18

Alabama	23	35	24

Ohio	7	47	9

Source: United States Census Bureau
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page thirty-eight

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

acquire land around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; develop underground mines; and create a competitive advantage with its long-haul distribution network. This network moves aggregates materials from domestic and offshore sources, via rail and water, to markets where aggregates supply is limited. The movement of aggregates materials through long-haul networks introduces risks to operating results as discussed more fully under the sections Analysis of Gross Margin and Transportation Exposure on pages 44 and 45 and pages 54 through 56, respectively.
The construction aggregates industry has been consolidating, as evidenced by several large domestic and international vertically-integrated companies acquiring three of the top ten companies in the industry in 2007. The Corporation has actively participated in the consolidation of the industry. When acquired, new locations sometimes do not satisfy the Corporation’s internal safety, maintenance and pit development standards and may require additional resources before benefits of the acquisitions are realized. Management expects the industry consolidation trend to slow as the number of suitable small to mid-sized acquisition targets in high-growth markets declines. During the recent period of fewer acquisition opportunities, the Corporation has focused on investing in internal expansion projects in high-growth markets and on divesting underperforming operations.
Aggregates Financial Considerations
The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 52 through 54. Operating results and financial performance are sensitive to volume changes. However, the shift in pricing dynamics within the industry, beginning in 2005, has provided management with the opportunity to increase prices at a higher rate and/or with greater frequency than historical averages. This pricing improvement has more than offset the impact of the 8.1% decline in volume in the aggregates product line in 2007.
Management evaluates financial performance in a variety of ways. In particular, gross margin excluding freight and delivery revenues is a significant measure of financial performance reviewed by management on a site-by-site basis. Management also reviews changes in average selling prices, costs per ton produced and return on invested capital. Changes in average selling prices demonstrate economic and competitive conditions, while changes in costs per ton produced are indicative of operating efficiency and economic conditions.
Other Business Considerations
The Corporation, through its Specialty Products segment, also produces dolomitic lime, magnesia-based chemicals and a limited number of structural composites products.
The dolomitic lime business is dependent on the highly cyclical steel industry and operating results are affected by changes in that industry. In the chemical products business, management is focusing on higher-margin specialty chemicals that can be produced at volumes that support efficient operations. This focus, coupled with an agreement to supply brine to The Dow Chemical Company, has provided the magnesia chemicals business with a strategic advantage to improve earnings and margins. A significant portion of cost related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results.
Cash Flow Considerations
The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. During 2007, the Corporation’s management continued to emphasize delivering value to shareholders through the return of $629 million via share repurchases and dividends. Certain of the 2007 share repurchases were financed by the issuance of $475 million of Senior Notes. Additionally, the Corporation invested $265 million in internal capital projects ($150 million of maintenance capital and $115 million of growth capital) and made a voluntary $12 million contribution to its pension plan.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page thirty-nine

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )
FINANCIAL OVERVIEW
Highlights of 2007 Financial Performance

•	Record earnings per diluted share of $6.06, up 15% from 2006 earnings of $5.29 per diluted share

•	Net sales of $1.968 billion, a 2% increase compared with net sales of $1.930 billion in 2006

•	Heritage aggregates product line pricing increase of 10.3%, partially offset by heritage volume decrease of 7.6%
Results of Operations
The discussion and analysis that follows reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 6 through 35. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates business generated 92% of net sales and the majority of operating earnings during 2007. The following comparative analysis and discussion should be read within that context. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and is not intended to be indicative of management’s judgment of materiality. The Corporation’s consolidated operating results and operating results as a percentage of net sales were as follows:

years ended December 31		% of		% of		% of
(add 000)	2007	Net Sales	2006	Net Sales	2005	Net Sales

Net sales	$1,967,612	100.0%	$1,929,666	100.0%	$1,728,977	100.0%
Freight and delivery revenues	239,529		261,386		246,311

Total revenues	2,207,141		2,191,052		1,975,288

Cost of sales	1,396,649	71.0	1,404,373	72.8	1,300,042	75.2
Freight and delivery costs	239,529		261,386		246,311

Total cost of revenues	1,636,178		1,665,759		1,546,353

Gross profit	570,963	29.0	525,293	27.2	428,935	24.8
Selling, general and administrative expenses	155,186	7.9	146,665	7.6	130,703	7.6
Research and development	869	0.0	736	0.0	662	0.0
Other operating (income) and expenses, net	(18,122)	(0.9)	(12,657)	(0.6)	(16,231)	(0.9)

Earnings from operations	433,030	22.0	390,549	20.2	313,801	18.1
Interest expense	60,893	3.1	40,359	2.1	42,597	2.5
Other nonoperating (income) and expenses, net	(6,443)	(0.3)	(2,819)	(0.2)	(1,483)	(0.2)

Earnings from continuing operations before taxes on income	378,580	19.2	353,009	18.3	272,687	15.8
Taxes on income	116,073	5.9	107,632	5.6	74,225	4.3

Earnings from continuing operations	262,507	13.3	245,377	12.7	198,462	11.5
Discontinued operations, net of taxes	242	0.1	45	0.0	(5,796)	(0.4)

Net earnings	$262,749	13.4%	$245,422	12.7%	$192,666	11.1%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty

m a n a g e m e n t ’ s   d i s c u s s i o n   &   a n a l y s i s   o f   f i n a n c i a l
c o n d i t i o n   &   r e s u l t s   o f   o p e r a t i o n s   ( c o n t i n u e d )

The comparative analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on net sales and cost of sales. However, gross margin as a percentage of net sales and operating margin as a percentage of net sales represent non-GAAP measures. The Corporation presents these ratios based on net sales, as it is consistent with the basis by which management reviews the Corporation’s operating results. Further, management believes it is consistent with the basis by which investors analyze the Corporation’s operating results given that freight and delivery revenues and costs represent pass-throughs and have no profit mark-up. Gross margin and operating margin calculated as percentages of total revenues represent the most directly comparable financial measures calculated in accordance with generally accepted accounting principles (“GAAP”). The following tables present the calculations of gross margin and operating margin for the years ended December 31 in accordance with GAAP and reconciliations of the ratios as percentages of total revenues to percentages of net sales.

Gross Margin in Accordance with GAAP
(add 000)	2007	2006	2005

Gross profit	$570,963	$525,293	$428,935

Total revenues	$2,207,141	$2,191,052	$1,975,288

Gross margin	25.9%	24.0%	21.7%

Gross Margin Excluding Freight and Delivery Revenues
(add 000)	2007	2006	2005

Gross profit	$570,963	$525,293	$428,935

Total revenues	$2,207,141	$2,191,052	$1,975,288
Less: Freight and delivery revenues	(239,529)	(261,386)	(246,311)

Net sales	$1,967,612	$1,929,666	$1,728,977

Gross margin excluding freight and delivery revenues	29.0%	27.2%	24.8%

Operating Margin in Accordance with GAAP
(add 000)	2007	2006	2005

Earnings from operations	$433,030	$390,549	$313,801

Total revenues	$2,207,141	$2,191,052	$1,975,288

Operating margin	19.6%	17.8%	15.9%

Operating Margin Excluding Freight and Delivery Revenues
(add 000)	2007	2006	2005

Earnings from operations	$433,030	$390,549	$313,801

Total revenues	$2,207,141	$2,191,052	$1,975,288
Less: Freight and delivery revenues	(239,529)	(261,386)	(246,311)

Net sales	$1,967,612	$1,929,666	$1,728,977

Operating margin excluding freight and delivery revenues	22.0%	20.2%	18.1%

Net Sales
Net sales by reportable segment for the years ended December 31 were as follows:

(add 000)	2007	2006	2005

Mideast Group	$682,458	$662,127	$587,018
Southeast Group	457,926	455,741	400,597
West Group	672,803	661,083	610,747

Total Aggregates Business	1,813,187	1,778,951	1,598,362
Specialty Products	154,425	150,715	130,615

Total	$1,967,612	$1,929,666	$1,728,977

Aggregates. Net sales growth in the aggregates product line resulted primarily from strong pricing improvement. Heritage and total aggregates product line average sales price increases were as follows for the years ended December 31:

	2007	2006	2005

Mideast Group	15.0%	14.2%	7.3%
Southeast Group	12.2%	11.4%	11.0%
West Group	4.9%	13.4%	7.3%
Heritage Aggregates Operations	10.3%	13.4%	7.9%
Aggregates Business	10.4%	13.5%	8.1%
Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and divestitures.
The average sales price increase in the West Group is lower when compared to the other groups primarily due to product mix, which reflects a higher percentage of lower-priced products being sold in 2007. The average annual aggregates product line price increase for the ten and twenty years ended December 31, 2007 was 5.1% and 3.5%, respectively. Aggregates sales price increases in 2007, 2006 and 2005 reflect a tightening of supply and demand in high-growth markets (see Section Aggregates Industry and Corporation Trends on pages 45 through 47).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page forty-one

m a n a g e m e n t ’ s   d i s c u s s i o n   &   a n a l y s i s   o f   f i n a n c i a l
c o n d i t i o n   &   r e s u l t s   o f   o p e r a t i o n s   ( c o n t i n u e d )

Aggregates product line shipments of 182.3 million tons in 2007 decreased 8.1% compared with 198.5 million tons shipped in 2006. The decline in the residential construction market contributed to this reduction. Other contributing factors included the increase in the cost of construction materials in 2007 and 2006 and the near historic levels of rainfall in Texas, southern Oklahoma and Kansas during the first nine months of 2007. 2006 aggregates product line shipments decreased 2.3% compared with 203.2 million tons shipped in 2005. The following presents heritage and total aggregates product line shipments for each reportable segment for the Aggregates business:

Shipments (tons in thousands)	2007	2006	2005

Heritage Aggregates Product Line:
Mideast Group	66,512	74,170	74,977
Southeast Group	43,124	48,023	46,820
West Group	71,563	73,959	77,020

Heritage Aggregates Operations	181,199	196,152	198,817
Acquisitions	349	—	—
Divestitures[1]	777	2,338	4,412

Aggregates Business	182,325	198,490	203,229

[1]	Divestitures represent tons related to divested operations up to the date of divestiture.
Heritage and total aggregates product line volume variance by reportable segment is as follows for the year ended December 31:

	2007	2006	2005

Mideast Group	(10.3%)	(1.1%)	1.9%
Southeast Group	(10.2%)	2.6%	7.2%
West Group	(3.2%)	(4.0%)	16.0%
Heritage Aggregates Operations	(7.6%)	(1.3%)	8.3%
Total Aggregates Business	(8.1%)	(2.3%)	6.1%
Specialty Products. Specialty Products 2007 net sales of $154.4 million increased 2% over 2006 net sales of $150.7 million. An increase in the sales of chemical products to a variety of users was partially offset by a reduction in sales of dolomitic lime due to softness in the steel industry. Specialty Products net sales in 2006 increased 15% over 2005.
Freight and Delivery Revenues and Costs
Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 54 through 56). These third-party freight costs are then fully billed to the customer. The reduction in these revenues and costs in 2007 reflects a reduction in aggregates shipments. The increase in these revenues and costs in 2006 is due to higher transportation costs primarily caused by higher energy costs.
Cost of Sales
Cost of sales decreased slightly in 2007 as compared with 2006, primarily related to lower freight costs on transported materials resulting from the decline in shipments (see section Transportation Exposure on pages 54 through 56). 2006 cost of sales increased primarily due to rising costs for energy, particularly diesel fuel and natural gas, and repair and supply parts. Additionally, embedded freight costs increased 24% during 2006. These cost increases were somewhat moderated by plant automation and productivity improvement initiatives, as well as control of headcount and employee benefit costs.
The Corporation’s operating leverage can be substantial due to the high fixed and semi-fixed costs associated with aggregates production. As a result of inventory control measures, production at heritage locations declined 7.2% and 1.8% in 2007 and 2006, respectively, when compared with the prior year.
Gross Profit
The Corporation defines gross margin excluding freight and delivery revenues as gross profit divided by net sales and is a measure of a company’s efficiency during the production process. The Corporation’s gross margin excluding freight and delivery revenues increased 180 basis points to 29.0% during 2007 and 240 basis points in 2006 as pricing improvements and productivity gains outpaced shipment volume declines and increases in production costs.
Gross margin excluding freight and delivery revenues for the Mideast Group and the Southeast Group improved in 2007 and 2006. Gross margin excluding freight and delivery revenues for the West Group declined slightly in 2007, primarily due to weather-related issues which negatively affected production costs and shipments. 2006 gross margin excluding freight and delivery revenues for the West Group was flat with pricing increases being offset by higher embedded freight costs and a decline in aggregates product line shipments. The following presents gross margin excluding freight and delivery revenues by reporting segment for the Aggregates business:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-two

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

	2007	2006	2005

Mideast Group	42.2%	39.3%	34.9%
Southeast Group	23.6%	21.1%	18.7%
West Group	20.3%	21.7%	21.7%
Total Aggregates Business	29.4%	28.1%	25.8%
Selling, General and Administrative Expenses
Selling, general and administrative expenses, as a percentage of net sales, were 7.9%, 7.6% and 7.6% for the years ended December 31, 2007, 2006 and 2005, respectively. The absolute dollar increase in 2007 selling, general and administrative expenses reflects higher stock-based compensation expense of $6.2 million. Excluding the increase in these costs, the increase in selling, general and administrative expenses was 1.7% for 2007. The increase of $16.0 million in 2006 reflects a $9.7 million increase in stock-based compensation expense, which includes the initial expensing of stock options in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, (“FAS 123R”) and increased performance-based incentive compensation costs.
Other Operating Income and Expenses, Net
Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain amounts receivable; rental, royalty and services income; and the accretion and depreciation expenses related to Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The increase in 2007 compared with 2006 resulted from higher gains on sales of assets, primarily excess land. The decrease in 2006 when compared with 2005 reflects lower gains on sales of assets partially offset by a lower loss on receivables.
Earnings from Operations
The Corporation defines operating margin excluding freight and delivery revenues as earnings from operations divided by net sales and is a measure of its operating profitability. The Corporation’s operating margin excluding freight and delivery revenues improved 180 basis points and 210 basis points in 2007 and 2006, respectively, as compared with prior year, primarily as a result of the improvement in gross margin excluding freight and delivery revenues and partially offset by higher selling, general and administrative expenses.
Interest Expense
Interest expense increased $20.5 million in 2007 due to the issuance of $250 million of 6.25% Senior Notes and $225 million of Floating Rate Senior Notes in April 2007 and a lower amount of capitalized interest related to major plant expansion and efficiency projects in 2007 compared with 2006. Interest expense decreased 5.3% in 2006 as compared with 2005 due to a higher amount of capitalized interest related to major capital projects in 2006.
Other Nonoperating Income and Expenses, Net
Other nonoperating income and expenses, net, are comprised generally of interest income, net equity earnings from nonconsolidated investments and eliminations of minority interests for consolidated, non-wholly owned subsidiaries. In 2007, $1.3 million of the increase compared with 2006 resulted from lower earnings by consolidated subsidiaries which reduced the expense for the elimination of minority interests. Additionally, higher earnings from nonconsolidated equity investments and higher gains on foreign currency transactions contributed to the increase. In 2006, the elimination of minority interest for consolidated subsidiaries increased other nonoperating income, net, by $3.1 million and was partially offset by a $2.5 million decrease in interest income compared with 2005.
Income Taxes
Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to the effect of state income taxes, the impact of book and tax accounting differences arising from the net permanent benefits associated with the depletion allowances for mineral reserves, the domestic production deduction, and the tax effect of nondeductibility of goodwill related to asset sales. The effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective tax rate.
The Corporation’s estimated effective income tax rates for the years ended December 31 were as follows:

	2007	2006	2005

Continuing operations	30.7%	30.5%	27.2%

Discontinued operations	68.9%	80.4%	34.6%

Overall	30.7%	30.5%	27.0%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-three

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The Corporation’s overall estimated effective income tax rate for 2007 was comparable to 2006. The increase in the overall estimated effective income tax rate for 2006 compared with 2005 reflects the impact of higher pretax earnings in relation to tax-deductible items and the effect of tax contingencies reversed upon expiration of the federal statute of limitations. In 2006, reserves of $2.7 million related to contingencies in the 2002 income tax return were reversed. In 2005, reserves of $5.9 million were reversed when the federal statute of limitations for examination of the 2001 tax year expired.
Discontinued Operations
Divestitures and closures included in discontinued operations reflect nonstrategic, underperforming operations within the Aggregates business that were sold or permanently shut down. The results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations on the consolidated statements of earnings. The discontinued operations included the following net sales, pretax loss on operations, pretax gain or loss on disposals, income tax expense or benefit and the overall net earnings or loss for the years ended December 31:

(add 000)	2007	2006	2005

Net sales	$6,256	$17,427	$32,644

Pretax loss on operations	$(1,966)	$(2,825)	$(8,423)
Pretax gain (loss) on disposals	2,745	3,055	(446)

Pretax gain (loss)	779	230	(8,869)
Income tax expense (benefit)	537	185	(3,073)

Net earnings (loss)	$242	$45	$(5,796)

Net Earnings
2007 net earnings of $262.7 million, or $6.06 per diluted share, increased 7.1% compared with 2006 net earnings of $245.4 million, or $5.29 per diluted share.
2006 net earnings increased 27.4% compared with 2005 net earnings of $192.7 million, or $4.08 per diluted share.
Analysis of Gross Margin
•	2007 Aggregates business gross margin excluding freight and delivery revenues increased 130 basis points in spite of the 490-basis-point negative impact of embedded freight.
The Aggregates business achieved its objective of improved gross margin excluding freight and delivery revenues in 2007 by maximizing pricing opportunities and improving its cost structure through productivity improvement and plant automation initiatives. The Aggregates business gross margin excluding freight and delivery revenues for continuing operations for the years ended December 31 was as follows:

2007	29.4%
2006	28.1%
2005	25.8%
The development of water and rail distribution yards continues to be a key component of the Corporation’s strategic growth plan and has already led to increased market share in certain areas. Most of this activity is in coastal areas located in the Southeast and West Groups, which generally do not have an indigenous supply of aggregates but exhibit above-average growth characteristics driven by long-term population growth. Transportation freight costs from the production site to the distribution terminals is embedded in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. However, sales from rail and water distribution locations have generally yielded lower gross margins as compared with sales directly from quarry operations. In 2007, approximately 26 million tons of aggregates were sold from distribution yards, and results from these distribution operations reduced the Aggregates business gross margin excluding freight and delivery revenues by approximately 490 basis points. Management expects that the distribution network currently in place will provide the Corporation a greater growth opportunity than many of its competitors, and gross margin excluding freight and delivery revenues should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 47 through 58).
Other factors, including vertical integration — asphalt, ready mixed concrete and road paving operations — have also negatively affected gross margin, particularly in the West Group. Gross margins excluding freight and delivery revenues associated with vertically-integrated operations are lower as compared with aggregates operations. Gross margins excluding freight and delivery revenues for the Aggregates business’ asphalt and ready mixed concrete product lines,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-four

M A N A G E M E N T ’ S   D I S C U S S I O N   &   A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

which reside in the West Group, typically range from 10% to 12% as compared with the Aggregates business’ overall gross margin excluding freight and delivery revenues, which generally ranges from 25% to 30%. The road paving business, acquired as supplemental operations that were part of larger acquisitions, does not represent a strategic business of the Corporation and yields profits that are insignificant to the Corporation as a whole. In 2007, the mix of vertically-integrated operations lowered the Aggregates business’ gross margin excluding freight and delivery revenues by approximately 140 basis points. The Aggregates business’ gross margin excluding freight and delivery revenues will continue to be adversely affected by the lower gross margins for these vertically-integrated businesses and for the water and rail distribution network as a result of management’s strategic growth plan.
BUSINESS ENVIRONMENT
The sections on Business Environment on pages 45 through 60, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and this discussion should be read accordingly.
Aggregates Industry and Corporation Trends
•	Spending statistics, from 2006 to 2007, according to U.S. Census Bureau:
– Public-works construction spending increased 12.6%
– Private commercial construction market spending increased 18.3%
– Private residential construction market spending decreased 18.3%
The Corporation’s principal business serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, levels of infrastructure funding by the public sector, and demographic and population shifts.
Total aggregates consumption in the United States in 2007 was approximately 3.0 billion tons as reported by the U. S. Geological Survey. Assuming gross domestic product growth of 3% per year, an additional 100 million tons of aggregates will be required annually, predominantly in the high-growth areas of the southern United States. An average-sized quarry produces one million tons per year; therefore, the equivalent of an additional 100 new quarries per year would be required to support the increased tonnage. As discussed further under the section Environmental Regulation and Litigation on pages 56 and 57, barriers to entry can limit the opening of new quarries. The opening of a number of quarries that could significantly affect the Corporation’s overall operations is considered remote.
The Aggregates business sells its products principally to contractors in connection with highway and other public infrastructure projects as well as commercial and residential development. While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure projects has been more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Generally, increased levels of funding have supported highway and other infrastructure projects. By way of example, the U.S.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-five

M A N A G E M E N T ’ S   D I S C U S S I O N   &   A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Census Bureau shows the total value of the United States construction spending on highways, streets and bridges was $77 billion in 2007 compared with $72 billion in 2006, while overall public-works construction spending increased 12.6% in 2007. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2007; this has consistently been the case since 1990. Approximately 48% of the Corporation’s 2007 aggregates shipments were in the public sector; thus, the Aggregates business enjoys benefits from this level of public-works construction projects. Accordingly, management believes exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened by the business’ mix of public sector-related shipments.

According to the U.S. Census Bureau, private commercial construction market spending increased 18.3% in 2007 as compared with 2006. Management believes certain commercial construction, notably office and retail space, is declining in some areas as developers consider the impact of the current credit markets on construction and development plans. Approximately 30% of the Corporation’s 2007 aggregates shipments was related to the commercial construction market.
Private residential construction market spending decreased 18.3% in 2007 from 2006, according to the U.S. Census Bureau. The decline in this sector occurred as homebuilders reduced the level of homebuilding and subdivision development as compared with the building levels during the recent period of historically low interest rates. Further, current credit market conditions removed speculative and subprime buyers from the market. The Corporation’s percentage of its shipments attributable to the residential construction market declined in 2007 as compared with 2006. The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions, including roads, sidewalks, and storm and sewage drainage, and aggregates used in the construction of homes. Therefore, the timing of new subdivision starts by homebuilders affects residential volumes as much as new home starts.
The Corporation’s asphalt, ready mixed concrete and road paving operations generally follow construction industry trends. These vertically-integrated operations accounted for approximately 5% of the Aggregates business’ 2007 total revenues.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-six

M A N A G E M E N T ’ S   D I S C U S S I O N   &   A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Since 1995, a higher percentage of the Corporation’s shipments have been transported by rail and water. The gross margin on these shipments is lower as a result of the Corporation generally not charging customers a profit on the transportation portion of the selling price. However, as demand increases in supply-constrained areas, additional pricing opportunities, along with improved distribution cost, may continue to improve profitability and gross margin on transported material. Further, the long-haul transportation network can diversify market risk for locations that engage in long-haul transportation of their aggregates products. Many locations serve both a local market and transport products via rail and/or water to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other markets served by the location.
Pricing on construction projects is generally based on terms committing to delivery of specified products at a specified price. While commercial construction jobs usually are completed within a year, infrastructure contracts can require several years to complete. Therefore, pricing increases can have a lag time before taking effect while the Corporation sells aggregates products under existing price agreements.
Management believes the Corporation experienced the beginning of a shift in industry pricing trends during 2005 and 2006. In those years, mid-year and other interim price
The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. A growing economy decreases the risk of non-payment and bankruptcy, while a recessionary economy increases those risks. Historically, the Corporation’s bad debt write-offs have not been significant to its operating results, and management considers the allowance for doubtful accounts adequate as of December 31, 2007.
Management expects the overall long-term trend for construction aggregates consolidation to continue. However, management expects the consolidation trend to slow as the number of suitable small to mid-sized acquisition targets in attractive markets declines. The Corporation’s Board of Directors and management continue to review and monitor strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to existing markets of the Corporation.
Aggregates Industry and Corporation Risks
General Economic Conditions
The overall economy has been negatively affected by mortgage security losses and the tightening credit markets.

increases became widespread as opposed to the previous pattern of annual increases. This shift resulted from increased demand for aggregates, along with the scarcity of supply in high-growth markets. Further, cost pressures, primarily related to energy, also influenced pricing. In 2007, the easing of demand and cost pressures reduced the rate of annual price increases and there were fewer mid-year price increases for the Corporation’s aggregates products. Management expects pricing in the near term to increase at a rate higher than long-term historic averages and correlate, with a lag factor, with the rate of growth in demand. Pricing is determined locally and is affected by supply and demand.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-seven

M A N A G E M E N T ’ S   D I S C U S S I O N   &   A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Further, the housing market experienced a significant downturn during 2007. In response to a weak economic outlook and increasing downside risks to growth, the Federal Reserve cut the federal funds rate by 125 basis points to 3.00 percent in January, 2008. Typically, the economy feels the effects of a significant cut in the federal funds rate 6 to 12 months later.
Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 50 through 52). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each
2006, the Commonwealth of Virginia leased the nine-mile Pocahontas Parkway for 99 years to Transurban, a private Australian firm. Transurban paid $522 million for the parkway rights and also agreed to build a connecting road to the Richmond airport. Additionally, Texas has a transaction pending, subject to the completion of environmental studies, which would sell the rights to build a 300-mile, $6 billion toll road from San Antonio to Dallas to a private firm for $1.2 billion. While these public/private partnerships address underlying demand and should continue, there is currently limited opportunity for widespread use until issues surrounding whether public assets should be used in this manner are resolved.

state funds its infrastructure spending from specifically allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees. Additionally, subject to voter approval, the states may pass bond programs to fund infrastructure spending. Increasingly, local governments are funding projects through bond issues and local option taxes. Shortfalls in tax revenues can result in reductions in appropriations for infrastructure spending. Accordingly, amounts put in place or spent may be below amounts awarded under legislative bills.
In addition to bond issuances and local option taxes, state governments have developed other alternative sources for financing the construction and maintenance of roads. For example, the state of Indiana passed a bill in 2006 that leased the 157-mile Indiana Toll Road to Macquarie Infrastructure Group of Sydney, Australia, and Cintra Concesiones de Infraestructuras de Transporta, S.A. of Madrid, Spain for 75 years. The $3.8 billion received by Indiana as part of the agreement is allocated to the Major Moves Program that supports highway and economic development projects, road bond retirements and the establishment of funds that will ultimately be used for construction projects. Further, in
Source: Moody’s Economy.com Inc.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-eight

M A N A G E M E N T ’ S   D I S C U S S I O N   &   A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The impact of economic improvement will vary by local market. Profitability of the Aggregates business by state may not be proportional to net sales by state because certain of the Corporation’s markets are more profitable than others. Further, while the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of local economies, which may differ from the economic conditions of the state or region. This is particularly relevant given the high cost of transportation as it relates to the price of the product. The impact of state or regional economic conditions is felt less by large fixed plant operations that serve multiple end-use markets through the Corporation’s long-haul distribution network.
In 2007, as reported by Moody’s Economy.com Inc., most states experienced an expanding economy. Exceptions included flat economies in Ohio, Arkansas, Missouri, Tennessee and Kentucky and recessionary economies in Florida, Nevada, California, Michigan and Arizona. For comparison, in 2006, most states also experienced an expanding economy. Exceptions included flat economies in South Carolina, Louisiana, Ohio and Mississippi and a recessionary economy in Michigan.
The Aggregates business’ top five revenue-generating states, namely North Carolina, Texas, Georgia, Iowa and South Carolina, together accounted for approximately 61% of its 2007 net sales by state of destination. The top ten revenue-generating states, which also include Florida, Louisiana, Indiana, Alabama and Ohio, together accounted for approximately 81% of the Aggregates business’ 2007 net sales by state of destination.
The North Carolina economy is expanding at a rate greater than the national average. Growth from an expanding high-tech manufacturing and research base has offset losses from closings of furniture and textile plants. The state has authorized $900 million of Grant Anticipation Revenue Vehicle Bonds (GARVEE bonds) to fund various road projects statewide. In July 2007, the state of North Carolina approved the issuance of $300 million of these bonds which will be repaid with federal money the state expects to receive for highway and interstate projects in future years. Inclusive of GARVEE bond jobs, the state bid approximately $1.0 billion of projects in 2007 and the same level is projected for 2008. This compares with $722 million of state projects bid in 2006. Additionally, construction activity continued from the $3.1 billion education bond passed in 2002 funding new construction, repairs and renovations on the state’s sixteen-campus university system. Further, a $970 million school bond for public school construction in the Raleigh area was passed in November 2006 and an additional $516 million bond package for Charlotte-area school construction was approved in November 2007. The state’s commercial construction market is expected to remain steady. The residential construction market has remained steady in the Charlotte area, but has slowed in the Raleigh and Greensboro areas. Single-family housing permits are projected to be down 6% statewide in 2008. Historically, the Corporation’s North Carolina operations have been above average in profitability due to its quarry locations in growing market areas and their related transportation advantage.
In Texas, the infrastructure market outlook reflects a projected reduction in state Department of Transportation spending being partially offset by increased local spending. A multi-use, statewide network of transportation routes, the Trans-Texas Corridor, has been proposed and would include existing and new highways, railways and utility right-of-ways. This proposal is a long-term project to be completed in phases over the next 50 years. In San Antonio, the infrastructure construction market has remained strong. Despite delays in tollway spending along the burgeoning northern corridor of the community while environmental impact studies are completed, toll projects in this area are ultimately expected to provide a significant economic boost. The San Antonio market should benefit further from Washington Mutual, Inc.’s decision to open a regional center that will bring approximately 5,000 new jobs to the area over the next several years. Coupled with the recent completion of the construction of a Toyota truck manufacturing facility and the net gain of several thousand new jobs from the recent military base realignment, San Antonio is one the fastest growing markets in Texas. By contrast, mortgage rate increases, an all-time high inventory of repossessed homes and a growing number of other available homes have adversely affected the residential construction market, which is expected to decline slightly in 2008. In Dallas, the infrastructure construction market should remain positive, supported by record spending by the North Texas Tollway Authority. The Dallas residential construction market has slowed. In Houston, the overall construction market has

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page forty-nine

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

been strong, although residential construction has declined. The Houston construction materials market faces the potential of increased competition from waterborne imports due to higher railroad freight pricing and train availability, which affects the delivered price of stone from interior quarries in Texas, Arkansas and Oklahoma. The overall economy of Houston is currently being bolstered by the strong performance of the energy sector.
The Georgia state economy remains healthy despite the announced closings of the General Motors and Ford assembly plants and several military base closures in the Atlanta area. The groundbreaking of a KIA automobile assembly plant in western Georgia, as well as the announced expansions at the Ports of Savannah and Brunswick, indicate Georgia’s increasing international focus. Infrastructure improvements are helping to further establish the state’s position as a major southeastern distribution center. The infrastructure construction market remains strong and the outlook is favorable. The residential construction market is currently depressed, while the commercial construction market outlook is for slower growth in 2008.
The Iowa state economy, heavily dependent on the agriculture industry, is growing at a rate that surpasses the national average. The Farm Security and Rural Investment Act of 2002, which governed federal farm programs, expired by its own terms on September 30, 2007. Among other things, this legislation provided minimum price supports for certain crops, including corn and soybeans, and stimulated the agricultural economy in Iowa, which provided an overall benefit for the state. Management expects a successor Farm Bill to be passed. Iowa continues to be the largest pork-producing state in the nation. Local economies have been strong in urban areas of the state, while economies in rural areas have been bolstered by construction of alternative energy facilities, including ethanol, bio-diesel and wind. In fact, corn used for the production of ethanol has increased to the point where Iowa, the nation’s largest corn producer, could become an importer of corn. The infrastructure construction market has been soft and reflects a reduced level of projects by the Iowa Department of Transportation. The residential construction market declined in 2007 and no improvement is expected in 2008. The commercial construction market has remained stable.
The South Carolina economy is expected to start outperforming the national average. Future growth is expected to come from service-based industries, including education, healthcare, and leisure and hospitality. The infrastructure construction market has declined with no recent material contract awards. The South Carolina Department of Transportation is undergoing administrative reform and is considering alternative sources of revenues. Such considerations include increasing gasoline taxes and tolling roads. The state has been granted permission to toll Interstate 95 and is considering tolling portions of Interstate 26 between Columbia and Charleston. The residential construction market has started to slow down, including areas along the coast that had previously been strong. In the commercial market, Jafza International is planning a $600 million logistics and manufacturing park in Orangeburg that could ultimately employ 10,000 people. Additionally, Google, Inc., is constructing a data center in Berkeley County and has also purchased land in Blythewood County.
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
SAFETEA-LU includes approximately $228 billion for highway programs, $52 billion for transit programs and $6 billion for highway safety programs. Law provisions include increasing the minimum rate of return for donor states, meaning those states are paying more in gasoline taxes than they receive from the highway trust fund. The minimum rate of return will increase from the current rate of 90.5 percent to 92.0 percent by 2008. Nine of the Aggregates business’ top ten revenue-generating states (North Carolina, Texas, Georgia, Iowa, South Carolina, Florida, Louisiana, Indiana and Ohio) were donor states for fiscal year 2007.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The federal highway law provides spending authorizations that represent maximum amounts. Each year, an appropriation act is passed establishing the amount that can actually be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the Highway Trust Fund. Once the annual appropriation is passed, funds are distributed to each state based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds generally must be spent on specific programs as outlined in the federal legislation. SAFETEA-LU includes a revenue-aligned budget authority (“RABA”) provision, an annual review and adjustment to link annual funding to actual and anticipated revenues credited to the Highway Trust Fund. This review commenced in fiscal year 2007 and continues through the term of the bill. In September 2007, the Senate Finance Committee approved proposed legislation that will generate new revenues for the Highway Trust Fund to ensure its solvency through fiscal year 2009. Without this legislation, it is estimated that the Highway Trust Fund will not be able to support fiscal year 2009 SAFETEA-LU guaranteed funding. The proposed legislation has not yet received full Congressional or Presidential approval.
Congress passed an omnibus spending bill for fiscal year 2008 that included $40.2 billion in guaranteed spending for the federal-aid highway program.
A significant number of roads, highways and bridges built following the establishment of the Interstate Highway System in 1956 are now aging. According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 39 percent from 1990 to 2005, while new road mileage increased only 4 percent over the same period. TRIP also reports that 33 percent of America’s major roads are in poor or mediocre condition and 26 percent of America’s bridges are structurally deficient or functionally obsolete. Furthermore, a 2005 report issued by the American Society of Civil Engineers (the “Society”) rated fourteen out of fifteen infrastructure categories as being in poor or mediocre condition. The Society believes that the aging infrastructure and the poor condition of roads in the United States is costing approximately $120 billion per year in repairs, operating costs and time spent in traffic. According to American Association of State Highway Transportation Officials, construction costs are expected to increase 70 percent from 1993 to 2015. Additionally, as reported by TRIP, the current backlog of needed road, highway and bridge repairs is approximately $461 billion. Considering these statistics, the follow-on bill to SAFETEA-LU will be key to funding continued infrastructure spending. Many stakeholder groups have united to engage in discussions with Congress regarding the importance of the successor federal highway bill. Although there can be no assurance that a successor bill will be passed prior to the expiration of SAFETEA-LU, management expects, based on past history, that federal funding for highways would be provided under continuing resolution(s) if a successor bill is not passed on or before September 30, 2009.
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
States are required to match funds at a predetermined rate to receive federal funds for highways. Matching levels vary depending on the type of project. If a state is unable to match its allocated federal funds, funding is forfeited. Any forfeitures are reallocated to states providing the appropriate matching funds. States rarely forfeit federal highway funds.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-one

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The rate of growth in state tax collections has declined during 2007. Given that most states are required to balance their budgets, reductions in revenues will generally require a reduction in expenditures. In an economic downturn, there is typically a time lag before states experience lower tax receipts. Although state highway construction programs are primarily financed from highway user fees (including fuel taxes and vehicle registration fees), there has been a reduction in many states’ investment in highway maintenance. Significant increases in federal infrastructure funding typically require state governments to increase highway user fees to match federal spending. Management believes that innovative financing at the state level will grow at a faster rate than federal funding. During the November 2006 election cycle, ARTBA’s Special 2006 Ballot Initiatives Report indicated that voters in various states approved 22 state and local measures that, once enacted, would provide over $2.1 billion in additional annual transportation funding. Generally, state spending on infrastructure leads to increased growth opportunity for the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect performance.
The Vision 100-Century of Aviation Reauthorization Act is a four-year bill that ended September 30, 2007 and provided funding for airport improvements throughout the United States. A successor four-year bill has been proposed in Congress.
and Southwest. Excessive rainfall, and conversely excessive drought, can also jeopardize shipments, production and profitability.
The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity. The Corporation did not incur significant damage from hurricanes in 2007. However, the West Group, particularly Texas, southern Oklahoma and Kansas, experienced near historic levels of rainfall and flooding during 2007, which affected both shipments and operations.
Cost Structure

•	Top 10 cost categories represent 96% of the Aggregates business’ cost of sales;
•	Increased fuel costs negatively affected the Aggregates business’ cost of sales by $7 million;
•	Health and welfare cost increased 2% over past five years compared with national average of 6% to 7%; and
•	Consolidated headcount reduced by 200 employees in 2007; earnings from operations per average number of employees increased 15% in 2007 as compared with 2006.
Generally, the top ten categories of cost of sales for the Aggregates business are (1) labor and related benefits; (2) freight on transported material (excluding freight billed directly to customers); (3) energy; (4) repairs; (5) depreciation, depletion and amortization; (6) supplies; (7) contract services; (8) raw materials; (9) materials purchased for resale; and (10) royalties. In 2007, these categories represented approximately 96% of the Aggregates business’ total cost of sales.

Geographic Exposure and Seasonality
Seasonal changes and other weather-related conditions significantly affect the aggregates industry. Aggregates production and shipment levels coincide with general construction activity, most of which occurs in the spring, summer and fall. Thus, production and shipment levels vary by quarter. Operations concentrated in the northern United States generally experience more severe winter weather conditions than operations in the Southeast

Due to high fixed costs associated with production, the operating leverage of the Aggregates business can be substantial. Management believes approximately one-third of the Aggregates business’ cost of sales is fixed, one-third is variable and one-third is semi-fixed. Fixed costs are expenses that do not vary based on production or sales volume. Depreciation expense is an example of

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-two

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

a fixed cost. Variable costs fluctuate with the level of production or sales volume. Energy is an example of a variable cost. Semi-fixed costs contain both a fixed component and a variable component. An example of a semi-fixed cost is labor for hourly employees. These employees generally work a certain minimum number of hours per week for continuity of workforce and safety reasons. However, the actual number of hours worked by these employees will primarily depend on production demands.
The Corporation has a process improvement program in which personnel teams review operational effectiveness on a function-by-function and location-by-location basis. The resulting plant automation, mobile fleet modernization and right-sizing, coupled with continuous cost improvement, have contributed to an improved cost structure. In particular, plant automation maximizes the efficiency of materials flow through the production process and has resulted in reduced headcount. Additionally, the process improvement program has helped control repairs and maintenance costs.
Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Rising health care costs have affected total labor costs in recent years and are expected to continue. However, workforce reductions resulting from plant automation, mobile fleet right-sizing and the economic downturn have helped the Corporation control rising costs.
The Corporation has experienced health care cost increases averaging 2% over the past five years, whereas the national average was 6% to 7%. The Corporation’s voluntary pension plan contributions have lessened the impact of rising pension costs.
Lead times for large mobile equipment purchases eased in 2007 in connection with the softening of the construction market. Generally, when the Corporation incurs higher capital costs to replace facilities and equipment, increased capacity and productivity along with reduced repair costs can offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation.
The impact of inflation on the Corporation’s businesses has been less significant as inflation rates have moderated. However, the Corporation has experienced increases in most cost areas. Notably, energy sector inflation affects the costs of operating mobile equipment used in quarry operations, electricity to operate plants, waterborne and rail transportation of aggregates materials, and asphalt production. In 2007, increases in fuel prices lowered net earnings for the Aggregates business by $0.10 per diluted share when compared with 2006 fuel prices.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries          page fifty-three

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

As a percentage of net sales, consolidated selling, general and administrative costs increased to 7.9% in 2007 as compared with 7.6% in 2006. The increase results from $6.2 million in increased share-based incentive compensation expense. Selling, general and administrative expenses for 2007 increased less than 2% excluding the increase in incentive compensation expense.
Shortfalls in federal and state revenues may result in increases in income and other taxes.
Transportation Exposure
The U.S. Department of the Interior’s geological map of the United States shows the possible sources of indigenous surface rock and illustrates the limited supply in the coastal areas of the United States from Virginia to Texas.
online at its Bahamas and Nova Scotia locations to transport materials via oceangoing ships. In 2006, the Corporation completed the second largest capital project in its history, a new highly-automated plant and barge loadout system at its Three Rivers facility in Kentucky. The new plant, a key site in the Corporation’s long-haul distribution network, is capable of producing more than 8 million tons per year and can ship to 14 states along the Ohio and Mississippi River network. The Corporation is also currently focusing a significant part of its capital growth spending program on locations that are part of the rail transportation network and are positioned along the geological fall line in Georgia and South Carolina.
As the Corporation continues to move more aggregates by rail and water, embedded freight costs have eroded profit margins. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:
Option 1: The customer supplies transportation.

Option 2:
The Corporation directly ships aggregates products from a production location to a customer by arranging for a third party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are presented in the consolidated statements of earnings as required by Emerging Issues Task Force Issue No. 00-10, Accounting For Shipping and Handling Fees and Costs. These freight and delivery revenues and costs for the Aggregates business were $222.3 million, $245.5 million and $232.4 million in 2007, 2006 and 2005, respectively.

With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases supplied, from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution terminals and port locations to offload transported material. In 1994, the Corporation had 7 distribution terminals. Today, with 68 distribution terminals, a growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through this network. In recent years, the Corporation brought additional capacity

Option 3:
The Corporation transports aggregates, either by rail or water, from a production location to a distribution terminal. The selling price at the distribution terminal includes the freight cost to move it there. These freight costs are included in the Aggregates business’ cost of sales and were $181.5 million, $202.1 million and $160.9 million for 2007, 2006 and 2005, respectively. Transportation costs from the distribution location to the customer are

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-four

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

accounted for as described above in options 1 or 2, as applicable.
this decade. Further, in response to these issues, rail transportation providers focused on increasing the number of cars per unit train under transportation contracts and are

For analytical purposes, the Corporation eliminates the effect of freight on margins with the second option. When the third option is used, margins as a percentage of net sales are negatively affected because the customer does not typically pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer in a local market will pick up the material at the quarry and pay $6.50 per ton of aggregate. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregate that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, generally requiring customers, through the freight rate structure, to accommodate larger unit train movements. A unit train is a freight train moving large tonnages of a single bulk product between two points without intermediate yarding and switching. In 2006, the Corporation brought a new plant online at its North Troy operation in Oklahoma, which is capable of producing 5 million tons per year and handling multiple 90-car unit trains. Rail availability is seasonal and can impact aggregates shipments depending on other competing movements. In January 2008, the Corporation entered into lease agreements for additional railcars in its West Group. Further, in 2005, the Corporation

assuming a $6.00 cost of freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight cost.
In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates shipments in 2007 was 74% by truck, 17% by rail and 9% by water (see section Analysis of Gross Margin on pages 44 and 45).
The Corporation’s increased dependence on rail shipments has made it vulnerable to railroad performance issues, including track congestion, crew and power availability, and the ability to renegotiate favorable railroad shipping contracts. For example, in 2006, the Corporation experienced significant rail transportation shortages in Texas and parts of the Southeast, which were caused by the downsizing of personnel and equipment by certain railroads during the economic downturn in the early part of addressed certain of its railcar needs by leasing 780 railcars under two master lease agreements. One of the lease agreements has an initial lease term of 5 years with a renewal option for an additional 5-year period; the other lease has a term of 20 years.
Generally, the Corporation does not buy railcars, barges or ships, but instead supports its long-term distribution network with leases and contracts of affreightments for these modes of transportation. However, the limited availability of water and rail transportation providers, coupled with increased demand and limited distribution sites, can adversely affect lease rates for such services. In fact, in 2007, a lease versus buy analysis resulted in the Corporation purchasing 50 barges that were initially going to be financed via an operating lease.
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

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. These contracts of affreightments have varying expiration dates ranging from 2008 to 2017 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration. Further, barge availability has become an issue, as the rate of retirements is exceeding the rate of construction. Shipyards that build barges are operating at capacity and lead times for barges are approximately 18 months.
Water levels can also affect the Corporation’s ability to transport materials. In 2007, dry weather caused low water levels and resulted in reduced tonnage that could be shipped on a barge. Consequently, the per ton cost of transporting materials was higher than normal. Additionally, high water levels can result in a reduction in the number of barges that can be included in a tow and also require additional horsepower to provide necessary towing services.
Management expects the multiple transportation modes that have been developed with various rail carriers and via deepwater ships and barges to provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.
Internal Expansion
The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable quarrying operations. Recently, the Corporation has focused on an extensive array of plant automation and capacity expansion projects, particularly at locations that are part of its long-haul distribution network. A current priority of the Corporation’s capital spending program is to recapitalize its Southeast operations. In particular, the Corporation commenced work on a major plant project in the Augusta, Georgia, area during the fourth quarter of 2007 with completion expected in early 2009. This project, which will increase annual production capacity from 2 million tons to 6 million tons, is the first of a planned series of capital projects along the geological fall line in Georgia and South Carolina. Additionally, in 2007, the Corporation completed a large-scale plant project in Weeping Water, Nebraska, that increased annual production capacity from 2 million tons to 3.5 million tons. While such capital projects generally increase capacity, lower production costs and improve product quality, they may experience short-term, higher-than-average start-up costs. Additionally, it may take time to increase shipments and absorb the increased depreciation and other fixed costs, particularly in a slow economy. Therefore, the full economic benefit of a capital project may not be realized immediately upon completion.
A long-term capital focus for the Corporation is underground aggregates mines, which provide a neighbor-friendly alternative to surface quarries. The Corporation is the largest operator of underground aggregates mines in the United States. Production costs are generally higher underground than for surface quarries since the depth of the aggregates deposits and the access to the reserves result in higher development, explosives and depreciation costs. However, these locations tend to be closer to their end-use markets and generally have higher average selling prices than surface quarries.
On average, the Corporation’s aggregates reserves exceed 50 years of production based on current levels of activity. Management of the Corporation has focused on acquisitions of additional property around existing quarry locations. This property can serve as buffer property or additional mineral reserve capacity, assuming the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry allows the expansion of the quarry footprint and extension of quarry life. Some locations having limited reserves may be unable to expand.
Environmental Regulation and Litigation
The expansion and growth of the aggregates industry is subject to increasing challenges from environmental and political advocates hoping to control the pace and direction of future development. Certain environmental groups have published lists of targeted municipal areas, including areas within the Corporation’s marketplace, for environmental and suburban growth control. The effect of these initiatives on the Corporation’s growth is typically localized. Further challenges are expected as these initiatives gain momentum across the United States. Rail and other transportation

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-six

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

alternatives are being heralded by these special-interest groups as solutions to mitigate road traffic congestion and overcrowding.
The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with national ambient air quality standards (“NAAQS”), a defined geographic area must be below the limits set for six pollutants. Recently, environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not yet in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies. They otherwise face fines or control by the EPA. Included as non-attainment areas are several major metropolitan areas in the Corporation’s markets, such as Charlotte, North Carolina; Greensboro/Winston-Salem/High Point, North Carolina; Raleigh/Durham/Chapel Hill, North Carolina; Hickory/ Morganton/Lenoir, North Carolina; Houston/Galveston, Texas; Dallas/Fort Worth, Texas; San Antonio, Texas; Atlanta, Georgia; Macon, Georgia; Columbia, South Carolina; Rock Hill, South Carolina; Indianapolis, Indiana; and Baton Rouge, Louisiana. Federal transportation funding through SAFETEA-LU is directly tied to compliance with the Clean Air Act.
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
Environmental operating permits are, or may be, required for certain of the Corporation’s operations; such permits are subject to modification, renewal and revocation. New permits, which are generally required for opening new sites or for expansion at existing operations, can take several years to obtain. Rezoning and special-purpose permits are increasingly difficult to acquire. Once a permit is obtained, the location is required to generally operate in accordance with the approved site plan.
The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities (see Notes A and N to the audited consolidated financial statements on pages 13 through 18 and pages 32 and 33, respectively).
Specialty Products Segment
Through its Specialty Products segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications; dolomitic lime for use primarily in the steel industry; and structural composites products. Chemicals products have varying uses, including flame retardants, wastewater treatment, pulp and paper production and other environmental applications. In 2007, 66% of Specialty Products’ net sales were attributable to chemicals products, 29% were attributable to lime, 2% were attributable to stone and 3% were attributable to structural composites products.
Given the high fixed costs, low capacity utilization negatively affects the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability.
In 2007, approximately 75% of the lime produced was sold to third-party customers, while the remaining 25% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, approximately 70% of Specialty Products’ 2007 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-seven

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

and inventory trends within the steel industry. These trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. During 2007, softness in housing-related steel products and automobile manufacturing curtailed demand in the United States’ steel industry. Further, steel production in 2007 was reduced following a record year for steel imports in 2006. Import rates in 2007 adjusted to the domestic market, but the continued downturn in steel-related industries will affect Specialty Products’ revenues and profitability.
Approximately 11% of Specialty Products’ 2007 revenues came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the U.S. dollar is used as the functional currency in foreign transactions.
Approximately 90% of Specialty Products’ hourly workforce belongs to a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract with the Woodville labor union expires in June 2010, while the Manistee labor union contract expires in August 2011.
Credit Market Risk
The current credit environment has negatively affected the economy and management has considered the potential impact to the Corporation’s business. Demand for aggregates products, particularly in the commercial and residential construction markets, could continue to decline if companies and consumers are unable to obtain financing for construction projects or if the economic slowdown causes delays or cancellations of capital projects. Additionally, the Corporation may experience difficulty placing its A-2/P-2 commercial paper. The Corporation experienced delays in placing 30-day commercial paper in August and September, 2007, but has not had placement problems since that time. Management expects to refinance the $200 million Notes due December 2008. However, there is no guarantee that the Corporation will be able to access the capital markets at financially economical interest rates.
Internal Control and Accounting and Reporting Risk
The Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2007. A system of internal controls over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness.
Accounting rulemaking, which may come in the form of accounting standards, principles, interpretations or speeches, has become increasingly more complex and generally requires significant estimates and assumptions in their interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board and the Securities and Exchange Commission (see Accounting Changes section of Note A to the audited consolidated financial statements on pages 18 and section Critical Accounting Policies and Estimates on pages 60 through 68).
For additional discussion on risks, see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007.
Outlook 2008
Management expects 2008 will be a challenging year as the Corporation deals with the uncertainty prevalent in the United States economy; however, demand for aggregate products in the infrastructure and commercial construction markets appears solid. Many states are exploring new funding alternatives, in addition to federal funding, to meet increasing demand for highways and roads and to mitigate congestion and commute times in urban areas. Commercial demand for industrial-related construction projects is steady and generally low vacancy rates in

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-eight

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

many of the Corporation’s markets support the fact that office space is not overbuilt. Retail commercial construction is slowing, but demand over the near term should be supported as commercial building catches up with the extended residential buildout. Residential construction is expected to continue to decline, but the recent interest rate cuts by the Federal Reserve Bank should create better conditions in the second half of 2008 and into 2009. However, management does not expect growth in the homebuilding sector to materialize in a significant way until late 2009 or 2010. By contrast, management expects solid growth for chemical-grade aggregates used for flue gas desulfurization and in agriculture lime, as well as ballast used in railroad maintenance. Management is also seeing significant demand for new wind farm projects and continuing construction of ethanol plants. In the Specialty Products segment, management expects magnesia-based chemicals products demand to steadily increase as industries focus on clean air, clean water, and other green initiatives. Dolomitic lime demand used in the Corporation’s chemicals products and as a fluxing agent in steel production should see solid volume growth in 2008.
The overriding drivers of the Corporation’s performance for 2008 will depend upon a number of macroeconomic factors. Management’s current view is weighted toward a stabilization of the economy during the second half of 2008, which it believes could provide impetus for increased construction activity to address the underlying demand in the infrastructure and commercial markets and result in an increase in aggregates volumes.
After careful consideration with respect to the many factors that can affect the Corporation’s performance, especially over the short term, management has decided that it will continue to provide annual earnings guidance, but will eliminate quarterly guidance. Management believes that providing annual earnings guidance is more consistent with the approach it takes in running the Corporation’s business and provides investors with a view that better aligns them with management’s own performance objectives, all of which are based on annual, versus quarterly, targets. If, during the course of the year, events cause management to view the year’s performance as being materially different from the guidance it has provided, management will update the guidance as warranted. Also during the course of the year, management will continue to provide quarterly insight into the volume and price drivers that could affect the Corporation’s performance.
Management expects 2008 aggregates volumes will range from up 1% to down 3% and the rate of price increase will be in a range from 5.5% to 7.5%. The relationship between volume and the rate of pricing growth is co-dependent. As volumes increase or decrease, the rate of pricing growth will tend to increase or decrease, but with a lag factor. The Specialty Products segment, which includes magnesia chemicals, dolomitic lime and targeted activity in structural composites, is expected to contribute $36 million to $38 million in pretax earnings compared with $33 million in 2007.
In this context, management currently expects record net earnings per diluted share, in a range of $6.25 to $7.00 for 2008.
Risks to Earnings Expectations
The 2008 estimated earnings range includes management’s assessment of the likelihood of certain risk factors that will affect performance within the range. The most significant risk to 2008 earnings, whether within or outside current earnings expectations, will be, as previously noted, the performance of the United States economy and its effect on construction activity. Management has estimated its earnings range, assuming a stabilization of the United States economy in the second half of 2008. Should the second half 2008 stabilization not occur or if the decline anticipated in the first half 2008 is worse than currently expected, earnings could vary significantly.
Risks to the earnings range are primarily volume-related and include a greater-than-expected drop in demand as a result of the continued decline in residential construction, a decline in commercial construction, delays in infrastructure projects, or some combination thereof. Further, increased highway construction funding pressures as a result of either federal or state issues can affect profitability. Currently, North Carolina, Texas, and South Carolina are experiencing state-level funding pressures and these states may disproportionately affect profitability. The level of

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page fifty-nine

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

aggregates demand in the Corporation’s end-use markets, production levels and the management of production costs will affect the operating leverage of the aggregates business and, therefore, profitability. Production costs in the Aggregates business are also sensitive to energy prices, the costs of repair and supply parts, and the start-up expenses for large-scale plant projects. The continued rising cost of diesel and other fuels increases production costs either directly through consumption or indirectly in the increased cost of energy-related consumables, namely steel, explosives, tires and conveyor belts. Sustained periods of diesel fuel cost at the current level will affect profitability. The availability of transportation in the Corporation’s long-haul network, particularly the availability of barges on the Mississippi River system and the availability of rail cars and locomotive power to move trains, affects the Corporation’s ability to efficiently transport material into certain markets, most notably Texas and the Gulf Coast region. The business is also subject to weather-related risks that can significantly affect production schedules and profitability. Opportunities to reach the upper end of the earnings range depend on the aggregates product line demand exceeding expectations.
Risks to earnings outside of the range include a change in volume beyond current expectations as a result of economic events outside of the Corporation’s control. In addition to the impact on residential and commercial construction, the Corporation is exposed to risk in its earnings expectations from tightening credit markets, and the availability of and interest cost related to its commercial paper program, which is rated A-2 by Standards & Poor’s and P-2 by Moody’s. Commercial paper of $72,000,000 was outstanding at December 31, 2007.
OTHER FINANCIAL INFORMATION
Critical Accounting Policies and Estimates
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
Impairment Review of Goodwill
Goodwill is required to be tested at least annually for impairment using a discounted cash flow model to estimate fair value. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 21.4% of the Corporation’s total assets at December 31, 2007, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations.
There is no goodwill associated with the Specialty Products segment. For the Aggregates business, management determined the reporting units, which represent the level at which goodwill is tested for impairment under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“FAS 142”), were as follow:
•	Carolina, which includes North Carolina and South Carolina;

•	Mideast, which includes Indiana, Maryland, Ohio, Virginia and West Virginia;

•	South Central, which includes Alabama, Illinois, Kentucky, Louisiana, Mississippi, North Georgia, and Tennessee; quarry operations and distribution yards along the Mississippi River system and Gulf Coast; and offshore quarry operations in the Bahamas and Nova Scotia;

•	Southeast, which includes Florida and South Georgia;

•	West, which includes Arkansas, California, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Washington, Wisconsin and Wyoming.
In accordance with FAS 142, the Corporation identified its reporting units as its operating segments or one level below its operating segments, referred to as components, if certain criteria were met. These criteria include the component having discrete financial information available and the information being regularly reviewed by segment management. However, components within an operating segment can be combined into a reporting unit if they have similar economic

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

characteristics. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, disclosures for certain of the aforementioned reporting units are consolidated for financial reporting purposes as they meet the aggregation criteria. Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding FAS 142 evaluation.
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
In accordance with FAS 142, the fair value of a reporting unit can be carried forward if it meets three criteria. First, the most recent evaluation resulted in a reporting unit’s fair value exceeding its carrying value by a substantial amount. Second, the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination. Finally, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.
In 2007, the impairment evaluation was performed as of October 1, which represents the ongoing annual evaluation date. The fair values of all reporting units were carried forward from the prior year. The carried-forward fair values were determined using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a 9% or 10% discount rate depending on which year the reporting unit’s fair value was calculated, and a 2.5% terminal growth rate. The fair values for each reporting unit exceeded their respective carrying values.
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
Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were consistent with the five-year operating plan prepared by management and reviewed by the Board of Directors. The succeeding ten years of profitability were estimated using assumptions for price, cost and volume increases. Future price, cost and volume assumptions were primarily weighted toward forecasts and market conditions, but also included a review of these trends during the most recent preceding fifteen-year period. Capital requirements were estimated based on expected recapitalization needs of the reporting units.
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

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The West reporting unit is significant to the evaluation as $407 million of the Corporation’s goodwill at December 31, 2007 is attributable to this reporting unit. For the 2007 evaluation, the excess of fair value over carrying value for this reporting unit was $172 million.
Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future FAS 142 evaluations could be negatively affected. Additionally, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation model for the 2008 evaluation. The potential write off of goodwill from future evaluations represents a risk to the Corporation.
Pension Expense-Selection of Assumptions
The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 25 through 28). Key assumptions for these benefit plans are selected in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). In accordance with FAS 87, annual pension expense (inclusive of SERP expense) consists of several components:
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
regarding future events or when actual returns on assets differ from expected returns. At December 31, 2007, the net unrecognized actuarial loss and unrecognized prior service cost were $70.5 million and $4.9 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $70.5 million unrecognized actuarial loss consists of approximately $35.3 million that is currently subject to amortization in 2008 and $35.2 million that is not subject to amortization in 2008. Assuming the December 31, 2007 projected benefit obligation and an average remaining service life of 8.8 years, approximately $4.7 million of amortization of the actuarial loss and prior service cost will be a component of 2008 annual pension expense.
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

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

to settle the obligations. The Corporation used the 10th to 90th percentile of the universe (approximately 400 issues) of Moody’s Aa noncallable bonds in its analysis to determine the discount rate. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual pension expense.
Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense. The actual rate of increase in compensation levels in 2007 was approximately 4.3% as compared with an assumed rate of increase of 5.0%.
Management’s selection of the expected long-term rate of return on pension fund assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets. Given that these returns are long-term, there are generally not significant fluctuations in the expected rate of return from year to year. However, management selected an expected rate of return of 8.00% at December 31, 2007, which represents a reduction of 25 basis points. This is due to lower expected returns on bonds, which comprise approximately 40% of the Corporation’s pension plan assets. The lower expected rate of return will result in a higher pension expense for 2008. The following table presents the expected return on pension fund assets as compared with the actual return on pension assets for 2007, 2006 and 2005:

	Expected Return	Actual Return
(add 000)	on Pension Assets	on Pension Assets
2007[1]	$22,474	$11,839
2006[2]	$19,638	$30,329
2005[3]	$17,713	$18,599

[1]	Return on assets is for the period December 1, 2006 to November 30, 2007.

[2]	Return on assets is for the period December 1, 2005 to November 30, 2006.

[3]	Return on assets is for the period December 1, 2004 to November 30, 2005.
The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the statement of earnings. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which are amortized into annual pension expense.
At December 31, 2007 and 2006, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of the participants in the pension plans. The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly workforce and the white-collar table for its salaried employees.
Assumptions are selected on December 31 to be used in the calculation of the succeeding year’s expense. For the 2007 pension expense, the assumptions selected at December 31, 2006 were as follow:

Discount rate	5.70%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.25%
Average remaining service period for participants	8.9 years
RP 2000 Mortality Table
Using these assumptions, the 2007 pension expense was $15.5 million. A change in the assumptions would have had the following impact on the 2007 expense:
•	A change of 25 basis points in the discount rate would have changed 2007 expense by approximately $1.5 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2007 expense by approximately $0.7 million.
For the 2008 pension expense, the assumptions selected were as follow:

Discount rate	6.09%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	8.00%
Average remaining service period for participants	8.8 years
RP 2000 Mortality Table

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-three

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Using these assumptions, the 2008 pension expense is expected to be approximately $19.1 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2008 expected expense:
•	A change of 25 basis points in the discount rate would change the 2008 expected expense by approximately $1.7 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2008 expected expense by approximately $0.7 million.
The Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $64.2 million at December 31, 2007. Although an under-funded plan indicates a need for cash contributions, the Employee Retirement Income Security Act of 1974 (ERISA) and, more recently, Congressional changes in the timing and calculation of pension plan funding generally allow companies several years to make the required contributions. During this period, improvements in actual returns on assets may decrease or eliminate the need for cash contributions. The Corporation made pension plan contributions of $100 million in the five-year period ended December 31, 2007, of which $88 million were voluntary. In 2008, the Corporation’s expected contributions to its pension plans are $17 million, consisting of a voluntary $12 million contribution to the qualified pension plan and a $5 million contribution to the SERP.
Estimated Effective Income Tax Rate
The Corporation uses the liability method to determine its provision for income taxes, as outlined in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of financial reporting versus tax basis differences using statutory income tax rates and management’s judgment with respect to any valuation allowances on deferred tax assets. The result is management’s estimate of the annual effective tax rate (the “ETR”) (see Note I to the audited consolidated financial statements on pages 23 and 24).
Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Corporation conducts business. Changes in the statutory tax rates and/ or tax laws in these jurisdictions may have a material effect on the ETR. The effect of these changes, if any, is recognized when the change is effective. As prescribed by these tax regulations, as well as generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting and income tax purposes is not always the same. Therefore, these differences between the Corporation’s pretax income for financial reporting purposes and the amount of taxable income for income tax purposes are treated as either temporary or permanent, depending on their nature.
Temporary differences reflect revenues or expenses that are recognized in financial reporting in one period and taxable income in a different period. Temporary differences result from differences between the financial reporting basis and tax basis of assets or liabilities and give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences occur, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense as reported on the Corporation’s consolidated statements of earnings is not changed by temporary differences. For example, accelerated methods of depreciating machinery and equipment are often used for income tax purposes as compared with the straight-line method used for financial reporting purposes. Initially, the straight-line method used for financial reporting purposes, as compared with accelerated methods for income tax purposes, will result in higher current income tax expense for financial reporting purposes, with the difference between these methods resulting in the establishment of a deferred tax liability.
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
The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories and net operating loss carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. The deferred tax assets attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences depends on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2007, the Corporation had state net operating loss carryforwards of $117.8 million and related deferred tax assets of $7.9 million that have varying expiration dates. These deferred tax assets have a valuation allowance of $7.4 million, which was established based on the uncertainty of generating future taxable income in certain states during the limited period that the net operating loss carryforwards can be utilized under state statutes.
The Corporation’s estimated ETR reflects adjustments to financial reporting income for permanent differences. Permanent differences reflect revenues or expenses that are recognized in determining either financial reporting income or taxable income, but not both. Permanent differences either increase or decrease income tax expense with no offset in deferred tax liabilities. An example of a material permanent difference that affects the Corporation’s estimated ETR is tax depletion in excess of basis for mineral reserves. For income tax purposes, the depletion deduction is calculated as a percentage of sales, subject to certain limitations. As a result, the Corporation may continue to claim tax depletion deductions exceeding the cost basis of the mineral reserves, whereas the depletion expense for financial reporting purposes ceases once the value of the mineral reserves is fully amortized. The continuing depletion for tax purposes is treated as a permanent difference. Another example of a permanent difference is goodwill established for financial reporting purposes from an acquisition of another company’s stock. This goodwill has no basis for income tax purposes. If the goodwill is subsequently written off as a result of divestitures or impairment losses, the financial reporting deduction is treated as a permanent difference.
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
To calculate the estimated ETR for any year, management uses actual information where practical. Certain permanent and temporary differences are calculated prior to filing the income tax returns. However, other amounts, including deductions for percentage depletion allowances, are estimated at the time the provision for income taxes is calculated. After estimating amounts that management considers reasonable under the circumstances, a provision for income taxes is recorded.
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

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

and related earnings, purchases and sales of business units and product mix subject to different percentage depletion rates are reflected in the quarterly estimate of the annual ETR. As required by FAS 109, some events may be treated as discrete events and the tax impact is fully recorded in the quarter in which the discrete event occurs. During 2007, the estimated ETR changed in each quarter. In particular, the change in the third quarter was primarily to reflect the filing of the 2006 federal and state income tax returns that adjusted prior estimates of permanent and temporary differences, the evaluation of the deferred tax balances and the related valuation allowances, and the reversal of $4.8 million of tax reserves for the 2003 tax year for which the statute of limitations expired in 2007. Further, at the end of the fourth quarter, certain estimates were adjusted to reflect actual reported annual sales and related earnings and any changes in permanent differences. Historically, the Corporation’s adjustment of prior estimates of permanent and temporary differences has not been material to its results of operations or total tax expense.
For 2007, an estimated overall ETR of 30.7% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect 2007 income tax expense by $3.8 million.
All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. In accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109 (“FIN 48”), the Corporation has established reserves of $31.9 million for uncertain tax positions at December 31, 2007. FIN 48 requires the recognition of a tax benefit when it is more-likely-than-not, based on the technical merits, that the position would be sustained upon examination by a taxing authority. FIN 48 reserves are analyzed quarterly and, if necessary, are adjusted based on changes in underlying facts and circumstances. The Corporation estimates that it is reasonably possible that unrecognized tax benefits ranging from $0 to $24.8 million may change during 2008 as a result of the settlement of the Internal Revenue Service audits for the 2004 and 2005 tax years. The Corporation’s open tax years that are subject to examination are 2004 to 2007.
Further, certain state and foreign tax jurisdictions have open tax years from 2001 to 2007.
Property, Plant and Equipment
Property, plant and equipment represent 53% of total assets at December 31, 2007 and accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.
The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more extensive drilling program that is undertaken before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 56 and 57). The amount of overburden and the quality of the aggregates material are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties and, for quality control, calculating overburden volumes and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.
Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Corporation’s objectives are to ensure that the underlying deposit meets aggregates specifications and the total reserves on site are sufficient for mining and economically recoverable. Locations underlain with hard rock deposits, such as granite

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-six

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry. The number and depth of the holes are determined by the size of the site and the complexity of the site-specific geology. Geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous.
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
Locations underlain with sand and gravel are typically drilled using the auger method, whereby a 6-inch corkscrew brings up material from below the ground which is then sampled. Deposits in these locations are typically limited in thickness, and the quality and sand-to-gravel ratio of the deposit can vary both horizontally and vertically. Hole spacing at these locations is approximately one hole for every acre to ensure a representative sampling.
The geologist conducting the reserve evaluation makes the decision as to the number of holes and the spacing in accordance with standards and procedures established by the Corporation. Further, the anticipated heterogeneity of the deposit, based on U.S. geological maps, also dictates the number of holes used.
The generally accepted reserve categories for the aggregates industry and the designations the Corporation uses for reserve categories are summarized as follow:
Proven Reserves – These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is relatively homogeneous based on the drilling results and exploration data provided in U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs and/or electromagnetic, seismic or other surveys conducted by independent geotechnical engineering firms. The proven reserves that are recorded reflect reductions incurred as a result of quarrying that result from leaving ramps, safety benches, pillars (underground), and the fines (small particles) that will be generated during processing. Proven reserves are further reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines. The Corporation typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 50% due to the nature of the material. The assumed loss factor for underground operations is 35% due to pillars.
Probable Reserves – These reserves are inferred utilizing fewer drill holes and/or assumptions about the economically recoverable reserves based on local geology or drill results from adjacent properties.
The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 56 and 57).
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
The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to amortize fee ownership mineral deposits. During 2007, depletion expense was $4.5 million.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-seven

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Inventory Standards
The Corporation values its finished goods inventories under the first-in, first-out methodology using standard costs. For quarries, the standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or market, and adjusting, if necessary, for normal capacity levels and abnormal costs. In addition to production costs, the standards for sales yards include a freight component for the cost of transporting the inventory from a quarry to the sales yard and materials handling costs. Preoperating start-up costs are expensed as incurred and are not capitalized as part of inventory costs.
Standard costs are updated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes. In periods in which production costs, in particular energy costs, and/or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 52 through 54).
Liquidity and Cash Flows
Operating Activities
The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by operations was $395.6 million in 2007, compared with $338.2 million in 2006 and $317.8 million in 2005. These cash flows were derived, substantially, from net earnings before deducting certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization for the years ended December 31 were as follow:

(add 000)	2007	2006	2005

Depreciation	$142,938	$130,608	$128,160
Depletion	4,489	6,258	5,433
Amortization	2,911	4,563	4,658

Total	$150,338	$141,429	$138,251

The increase in cash provided by operating activities in 2007 as compared with 2006 of $57.4 million is due to higher net earnings before depreciation, depletion and amortization expense, a lower increase in receivables, and less cash paid for income taxes. These factors were partially offset by higher excess tax benefits attributable to stock-based compensation transactions.

The increase in cash provided by operating activities in 2006 as compared with 2005 is due to higher earnings partially offset by larger increases in inventories and accounts receivable. However, inventories and accounts receivable levels were in line with the increased level of sales. Additionally, excess tax benefits attributable to stock-based compensation transactions were initially classified as a financing cash flow effective January 1, 2006 in connection with the adoption of FAS 123(R), as compared with the pre-adoption presentation in operating cash inflows.
Investing Activities
Net cash used for investing activities was $256.0 million in 2007, $213.4 million in 2006 and $213.9 million in 2005.
Cash used for investing activities was $42.6 million higher in 2007 compared with 2006. The increase was primarily related to lower proceeds from the sale of assets, including investments, during 2007. Additionally, 2007 reflects an increase in payments for acquisitions to $12.2 million from $3.0 million in 2006.
Cash used for investing activities in 2006 was comparable to 2005. Increased capital expenditures related to plant capacity and efficiency improvements were offset by the Corporation selling $25.0 million of variable demand rate notes in 2006. These investments were purchased in 2005.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-eight

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Capital spending by reportable segment was as follows for 2007, 2006 and 2005:

(add 000)	2007	2006	2005

Mideast Group	$91,594	$71,332	$77,119
Southeast Group	58,637	51,252	56,986
West Group	84,933	115,726	68,607

Total Aggregates Business	235,164	238,310	202,712
Specialty Products	10,508	12,985	8,724
Corporate	19,251	14,681	9,965

Total	$264,923	$265,976	$221,401

Spending for property, plant and equipment is expected to approximate $260 million in 2008, including the Hunt Martin Materials joint venture but exclusive of acquisitions. However, 2008 capital spending could be reduced, if necessary, to a maintenance level, defined as aggregates depreciation, depletion and amortization.
Proceeds from divestitures and sales of assets include the cash from the sales of surplus land and equipment and the divestitures of several Aggregates operations. These proceeds provided pretax cash of $21.1 million, $30.6 million and $37.6 million in 2007, 2006 and 2005, respectively.
Financing Activities
The Corporation used $151.8 million, $169.2 million and $188.8 million of cash for financing activities during 2007, 2006 and 2005, respectively.
In 2007, the Corporation had net borrowings of long-term debt of $417.3 million, net of debt issue costs related to the issuance of $250 million of Senior Notes and $225 million of Floating Rate Senior Notes. The Corporation had net borrowings of $0.1 million in 2006 and net repayments of $0.5 million in 2005.
During 2007, the Corporation continued its common stock repurchase plan through open market purchases pursuant to authority granted by its Board of Directors. In 2007, the Corporation repurchased 4,189,100 shares at an aggregate price of $575.2 million as compared with 1,874,200 shares at an aggregate price of $172.9 million in 2006 and 2,658,000 shares at an aggregate price of $175.6 million in 2005. $24.0 million of the 2007 repurchases were settled in January 2008.
In 2007, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.24 per share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.275 per share for the first and second quarters and at a rate of $0.345 per share for the third and fourth quarters. Total cash dividends were $53.6 million in 2007, $46.4 million in 2006 and $40.0 million in 2005.
During 2007, the Corporation issued stock under its stock-based award plans, providing $14.6 million in cash. Comparable cash provided by issuance of common stock was $31.5 million and $33.3 million in 2006 and 2005, respectively.
Excess tax benefits from stock-based compensation transactions were $23.3 million in 2007 and $17.5 million in 2006, the first year that such benefits were classified as financing activities in the consolidated statement of cash flows.
Capital Structure and Resources
Long-term debt, including current maturities, increased to $1.124 billion at the end of 2007, from $705.3 million at the end of 2006, primarily due to the issuance of $250 million of 6.25% Senior Notes due in 2037 and $225 million of Floating Rate Senior Notes due in 2010. The Corporation also had a net issuance of $72 million of commercial paper in 2007. A portion of the proceeds from the issuance of new debt in 2007 was used to repay $125 million of Notes that matured on August 1, 2007. The Corporation’s debt at December 31, 2007 was principally in the form of publicly issued long-term notes and debentures and issuances of short-term commercial paper. The unamortized portion of unwound interest rate swaps, $2.2 million and $4.5 million, is included in the December 31, 2007 and 2006 long-term debt balance, respectively, and will decrease 2008 interest expense by $2.2 million.
On April 17, 2007, the Corporation entered into an amendment of its $250 million five-year revolving credit agreement, which modified the leverage ratio covenant in the agreement. As modified, the covenant requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page sixty-nine

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

(EBITDA), as defined, for the trailing twelve months (the “Ratio”) to not exceed 2.75 to 1.00 as of the end of any fiscal quarter. Furthermore, the covenant allows the Ratio to exclude debt incurred in connection with an acquisition for a period of 180 days, provided that the Ratio does not exceed 3.25 to 1.00. The Ratio is calculated as total long-term debt divided by consolidated EBITDA, as defined, for the trailing twelve months. Consolidated EBITDA is generally defined as earnings before interest expense, income tax expense, and depreciation, depletion and amortization expense for continuing operations. Additionally, stock-based compensation expense is added back and interest income is deducted in the calculation of consolidated EBITDA. Certain other nonrecurring items and noncash items, if they occur, can affect the calculation of consolidated EBITDA. At December 31, 2007, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve month EBITDA was 1.86 and was calculated as follows (dollars in thousands):

Twelve-Month Period
January 1, 2007 to
December 31, 2007

Earnings from continuing operations	$262,507
Add back:
Interest expense	60,893
Income tax expense	116,073
Depreciation, depletion and amortization expense	148,423
Stock-based compensation expense	19,687
Deduct:
Interest income	(2,262)

Consolidated EBITDA, as defined	$605,321

Consolidated debt at December 31, 2007	$1,124,322

Consolidated debt-to-consolidated EBITDA, as defined, at December 31, 2007 for trailing twelve-month EBITDA	1.86
The Ratio was nearly 2.0 in January 2008 after the Corporation issued additional commercial paper to fund $24 million of share repayments that were completed in December 2007 but settled in January 2008.
At December 31, 2007, the Corporation had $20.0 million in cash. The cash, along with the Corporation’s internal cash flows and availability of financing resources, including its access to capital markets, both debt and equity, and its commercial paper program and revolving credit agreement, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs and allow for payment of dividends for the foreseeable future. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions (see Section Credit Market Risk on page 58).
The Corporation’s senior unsecured debt has been rated “BBB+” by Standard & Poor’s and “Baa1” by Moody’s. The Corporation’s $250 million commercial paper program is rated “A-2” by Standard & Poor’s and “P-2” by Moody’s. While management believes its credit ratings will remain at an investment grade level, no assurance can be given that these ratings will remain at the aforementioned levels.
The Corporation’s $200 million 5.875% Notes mature on December 1, 2008, and management currently expects to refinance these Notes. If the Corporation is unable to access the capital markets at financially economically interests rates at that time, it will use available cash on hand and its borrowing facilities, including its commercial paper program and revolving credit agreement, to repay the Notes.
In September 2006, the Corporation entered into two forward starting interest rate swap agreements (the “Swap Agreements”) with a total notional amount of $150 million. Each of the two Swap Agreements covers $75 million of principal. The Swap Agreements locked in at 5.42% the interest rate relative to LIBOR related to $150 million of the Corporation’s anticipated refinancing of its $200 million 5.875% Notes due in 2008. Each of the Swap Agreements provides for a single payment at its mandatory termination date, December 1, 2008. If the LIBOR swap rate increases above 5.42% at the mandatory termination date, the Corporation will receive a payment from each of the counterparties based on the notional amount of each agreement over an assumed 10-year period. If the LIBOR swap rate falls below 5.42% at the mandatory termination date, the Corporation will be obligated to make a payment to each of the counterparties on the same basis. In accordance with Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), the fair values of the Swap Agreements are recorded as an asset or liability in the consolidated balance

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

sheet. The change in fair value is recorded directly in shareholders’ equity as other comprehensive earnings or loss, net of tax. At December 31, 2007 the fair value of the Swap Agreements was a liability of $7.3 million and was included in other current liabilities in the Corporation’s consolidated balance sheet with a corresponding cumulative loss of $4.4 million recorded in accumulated other comprehensive loss, which is net of a deferred tax asset of $2.9 million.
Shareholders’ equity decreased to $946.0 million at December 31, 2007 from $1.254 billion at December 31, 2006, primarily as a result of share repurchases of $575.2 million during 2007. In 2007, the Board of Directors authorized the repurchase of an additional 5.0 million shares of the Corporation’s common stock. At December 31, 2007, 5.0 million shares of common stock were remaining under the Corporation’s repurchase authorization. The Corporation may repurchase shares of its common stock in the open market or through private transactions at such prices and upon such terms as the Chairman and Chief Executive Officer deem appropriate. At December 31, 2007, the Corporation recognized accumulated other comprehensive loss of $37.0 million, resulting from foreign currency translation gains, the change in the fair value of the Swap Agreements and the amortization of unrecognized amounts related to pension and postretirement benefits.
Management continuously evaluates the ways it can use available cash to provide benefits to its shareholders, including dividend payments. The Corporation has targeted an average dividend payout range of 25 to 30 percent of earnings over the course of an economic cycle.
Contractual and Off Balance Sheet Obligations
In addition to long-term debt, the Corporation has a $250 million revolving five-year credit facility, syndicated through a group of commercial domestic and foreign banks, which supports a $250 million United States commercial paper program. The five-year agreement expires in June 2011 (see Note G to the audited consolidated financial statements on pages 20 through 22). No borrowings were outstanding under the revolving credit agreement at December 31, 2007. The Corporation had borrowings of $72 million of commercial paper at December 31, 2007.
At December 31, 2007, the Corporation’s recorded benefit obligation related to postretirement benefits totaled $46.8 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan.
The Corporation has other retirement benefits related to the SERP. At December 31, 2007, the Corporation had a total obligation of $36.1 million related to this plan.
The Corporation has $31.9 million of accruals for uncertain tax positions in accordance with FIN 48. Such accruals may become payable if the tax positions are not sustained upon examination by a taxing authority.
In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs and capital lease agreements for certain machinery and equipment. At December 31, 2007, the Corporation had $0.6 million of capital lease obligations. For operating leases and royalty agreements, amounts due are expensed in the period incurred. Management anticipates that in the ordinary course of business, the Corporation will enter into royalty agreements for land and mineral reserves during 2008.
The Corporation is a minority member of a LLC whereby the majority member is paid preferred returns. The Corporation does not have the right to acquire the remaining interest of the LLC until 2010.
The Corporation has purchase commitments for property, plant and equipment, which were $16.1 million as of December 31, 2007. The Corporation also has other purchase obligations related to energy and service contracts which totaled $12.3 million as of December 31, 2007.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-one

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

The Corporation’s contractual commitments as of December 31, 2007 are as follow:

(add 000)	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5 yrs.

ON BALANCE SHEET:
Long-term debt	$1,122,135	$273,949	$224,823	$250,305	$373,058
Postretirement benefits	46,777	5,000	7,639	8,158	25,980
SERP	36,133	4,660	19,120	4,250	8,103
Uncertain tax positions	31,868	19,805	12,063	––	––
Capital leases	610	188	422	––	––
Other commitments	755	31	66	72	586
OFF BALANCE SHEET:
Interest on noncallable publicly-traded long-term debt	719,243	64,879	100,459	57,343	496,562
Preferred payments to LLC majority member	3,123	707	1,414	1,002	—
Operating leases	402,697	83,023	101,542	69,915	148,217
Royalty agreements	61,006	9,271	13,281	10,519	27,935
Purchase commitments- capital	16,148	16,148	––	––	––
Other commitments — energy and services	12,288	8,056	4,232	—	—

Total	$2,452,783	$485,717	$485,061	$401,564	$1,080,441

Notes A, G, I, J, L and N to the audited consolidated financial statements on pages 13 through 18; 20 through 22; 23 and 24; 25 through 28; 30 and 31; and 32 and 33, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.
Contingent Liabilities and Commitments
The Corporation has entered into standby letter of credit agreements relating to workers’ compensation and automobile and general liability self-insurance. On December 31, 2007, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of approximately $24.9 million.
In the normal course of business at December 31, 2007, the Corporation was contingently liable for $105.1 million in surety bonds that guarantee its own performance and are required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. Three of these bonds, totaling $27.0 million, or 26% of all outstanding surety bonds, relate to specific performance for road projects currently underway. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.
Quantitative and Qualitative Disclosures about Market Risk
As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see Business Environment section on pages 45 through 60).
The current credit environment has negatively affected the economy and management has considered the potential impact to the Corporation’s business. Demand for aggregates products, particularly in the commercial and residential construction markets, could continue to decline if companies and consumers are unable to obtain financing for construction projects or if the economic slowdown causes delays or cancellations to capital projects. Additionally, the Corporation may experience difficulty placing its A-2/P-2 commercial paper. The Corporation experienced delays in placing 30-day commercial paper in August and September, 2007, but has not had placement problems since that time. Management expects to refinance the $200 million Notes due December 2008. However, there is no guarantee that the Corporation will be able to access the capital markets at financially economical interest rates.
Demand in the residential construction market is affected by interest rates. The Federal Reserve cut the federal funds rate by 125 basis points to 3.00 percent in January, 2008. In addition to other factors that contributed to the rate cut, the Federal Open Market Committee stated that it saw a deepening of the housing contraction. The residential construction market accounted for approximately 12 percent of the Corporation’s aggregates product line shipments in 2007.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-two

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates as a result of any temporary cash investments, including money market funds and overnight investments in Eurodollars; any outstanding commercial paper obligations; Floating Rate Senior Notes; and defined benefit pension plans. Additionally, the Corporation’s earnings are affected by energy costs. Further, shareholders’ equity is affected by changes in the fair values of forward starting swap agreements.
Commercial Paper Obligations
The Corporation has a $250 million commercial paper program in which borrowings bear interest at a variable rate based on LIBOR. At December 31, 2007, there were outstanding commercial paper borrowings of $72 million. Due to the borrowings bearing interest at a variable rate, the Corporation has interest rate risk. The effect of a hypothetical increase in interest rates of 1% on borrowings of $72 million would be an increase of $0.7 million in interest expense on an annual basis.
Floating Rate Senior Notes
The Corporation has $225 million of Floating Rate Senior Notes that bear interest at a rate equal to the three-month LIBOR plus 0.15%. As the Floating Rate Senior Notes bear interest at a variable rate, the Corporation has interest rate risk. The effect of a hypothetical 100-basis-point increase in interest rates on borrowings of $225 million would increase interest expense by $2.3 million on an annual basis.
Pension Expense
The Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates on pages 60 through 68.
Energy Costs
Energy costs, including diesel fuel and natural gas, represent significant production costs for the Corporation. Increases in these costs generally are tied to energy sector inflation. In 2007, increases in these costs lowered earnings per diluted share by $0.05. A hypothetical 10% change in the Corporation’s energy prices in 2008 as compared with 2007, assuming constant volumes, would impact 2008 pretax earnings by approximately $17.9 million.
Aggregate Risk for Interest Rates and Energy Sector Inflation
The pension expense for 2008 is calculated based on assumptions selected at December 31, 2007. Therefore, interest rate risk in 2008 is limited to the potential effect related to outstanding commercial paper, of which $72 million was outstanding at December 31, 2007, and the Floating Rate Senior Notes. The effect of a hypothetical increase in interest rates of 1% on commercial paper borrowings of $72 million and the currently outstanding $225 million of Floating Rate Senior Notes would be an increase of $3.0 million in interest expense on an annual basis. Additionally, a 10% change in energy costs would impact annual pretax earnings by approximately $17.9 million.
Forward Starting Interest Rate Swap Agreements
In September 2006, the Corporation entered into forward starting interest rate swap agreements (the “Swap Agreements”) with a total notional amount of $150 million. The Swap Agreements locked in the interest rate relative to LIBOR related to $150 million of the Corporation’s anticipated refinancing of its $200 million 5.875% Notes due in 2008 at 5.42%. Each of the Swap Agreements provides for a single payment at its mandatory termination date, December 1, 2008. If the LIBOR swap rate increases above 5.42% at the mandatory termination date, the Corporation will receive a payment from each of the counterparties based on the notional amount of each agreement over an assumed 10-year period. If the LIBOR swap rate falls below 5.42% at the mandatory termination date, the Corporation will be obligated to make a payment to each of the counterparties on the same basis.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-three

M A N A G E M E N T ’ S   D I S C U S S I O N   &    A N A L Y S I S   O F   F I N A N C I A L
C O N D I T I O N   &   R E S U L T S   O F   O P E R A T I O N S   ( C O N T I N U E D )

In accordance with FAS 133, the fair values of the Swap Agreements are recorded as an asset or liability in the consolidated balance sheet. The change in fair value is recorded directly in shareholders’ equity, net of tax, as other comprehensive earnings or loss. At December 31, 2007, the fair value of the Swap Agreements was a liability of $7.3 million and was included in other current liabilities in the Corporation’s consolidated balance sheet.
As a result of the Swap Agreements, the Corporation’s comprehensive earnings/loss will be affected by changes in the LIBOR rate. A hypothetical change in interest rates of 1% would change other comprehensive earnings/loss by approximately $6.9 million, which is net of taxes of $4.5 million.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-four

m a n a g e m e n t ‘ s   d i s c u s s i o n  &  a n a l y s i s  o f   f i n a n c i a l
c o n d i t i o n  &  r e s u l t s  o f   o p e r a t i o n s  ( c o  n t i n u e d )

Forward-Looking Statements – Safe Harbor Provisions
If you are interested in Martin Marietta Materials, Inc. stock, management recommends that, at a minimum, you read the Corporation’s current annual report and Forms 10-K, 10-Q and 8-K reports to the SEC over the past year. The Corporation’s recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Corporation’s web site at www.martinmarietta.com and are also available at the SEC’s web site at www.sec.gov. You may also write or call the Corporation’s Corporate Secretary, who will provide copies of such reports.
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
Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements include, but are not limited to, the performance of the United States economy and assumed stabilization in the second half of 2008; the level and timing of federal and state transportation funding, particularly in North Carolina, one of the Corporation’s largest and most profitable states, and Texas and South Carolina, which when coupled with North Carolina, represented 46% of 2007 net sales in the Aggregates business; levels of construction spending in the markets the Corporation serves; the severity of a continued decline in the residential construction market and the slowing growth rate in commercial construction, notably office and retail space; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of the drought in the southeastern United States; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy costs and higher volumes of rail and water shipments; continued strength in the steel industry markets served by the Corporation’s dolomitic lime products; successful development and implementation of the structural composite technological process, commercialization of strategic products for specific market segments, and the generation of earnings streams sufficient enough to support the recorded assets of the structural composites product line; and other risk factors listed from time to time found in the Corporation’s filings with the Securities and Exchange Commission. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements.
For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 36 through 75 of the 2007 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 13 through 18 and pages 32 and 33, respectively, of the audited consolidated financial statements included in the 2007 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-five

q u a r t e r l y   p e r f o r m a n c e
(unaudited)
(add 000, except per share)

	Total Revenues		Net Sales		Gross Profit		Net Earnings

Quarter	2007	2006	2007	2006	2007[2]	2006[3]	2007[4,5]	2006[5,6]

First	$459,674	$479,705	$412,312	$420,608	$94,196	$85,206	$32,990	$31,006
Second	592,856	583,323	532,679	513,661	178,530	152,814	82,952	75,790
Third	618,637	599,066	547,567	525,120	167,640	149,288	90,266	76,160
Fourth	535,974	528,958	475,054	470,277	130,597	137,985	56,541	62,466

Totals	$2,207,141	$2,191,052	$1,967,612	$1,929,666	$570,963	$525,293	$262,749	$245,422

Per Common Share
							Stock Prices
	Basic Earnings[1]		Diluted Earnings[1]		Dividends Paid		High	Low	High	Low

Quarter	2007[4,5]	2006[5,6]	2007[4,5]	2006[5,6]	2007	2006	2007		2006

First	$0.74	$0.68	$0.73	$0.66	$0.275	$0.230	$137.27	$98.91	$107.75	$76.26
Second	1.95	1.66	1.92	1.63	0.275	0.230	$170.25	$131.64	$113.69	$76.90
Third	2.16	1.68	2.12	1.65	0.345	0.275	$165.97	$116.52	$92.10	$74.05
Fourth	1.35	1.38	1.33	1.36	0.345	0.275	$144.28	$114.40	$106.28	$83.61

Totals	$6.16	$5.40	$6.06	$5.29	$1.24	$1.01

[1]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[2]	Gross profit in the second quarter of 2007 included a $9.0 million write up of finished goods inventory to reflect increasing production costs and transportation costs to distribution yards.

[3]
Gross profit in the fourth quarter of 2006 included a write up of $13.4 million related to the annual updating of inventory standards and a $3.8 million charge related to the exit of the composite truck trailer business.

[4]
Net earnings and basic and diluted earnings per common share in the second quarter of 2007 included $5.5 million, or $0.13 per basic and diluted share, for the write up of finished goods inventory to reflect increasing production costs and transportation costs to distribution yards.

[5]
Net earnings and basic and diluted earnings per common share in the third quarter included the reversal of $4.8 million, or $0.11 per basic and diluted share, in 2007 and $2.7 million, or $0.06 per diluted share, in 2006 of tax reserves upon the expiration of the statute of limitations for federal examination of certain tax years.

[6]
Net earnings and basic and diluted earnings per common share in the fourth quarter of 2006 included a write up of $8.1 million, or $0.18 per basic and diluted share, related to the annual updating of inventory standards and a charge of $2.3 million, or $0.05 per basic and diluted share, related to the exit of the composite truck trailer business.

At February 15, 2008, there were 859 shareholders of record.
The following presents total revenues, net sales, net earnings (loss) and earnings per diluted share attributable to discontinued operations:
(add 000, except per share)

	Total Revenues		Net Sales		Net Earnings (Loss)		Earnings per Diluted Share[1]

Quarter	2007	2006	2007	2006	2007	2006	2007	2006

First	$2,567	$4,368	$2,220	$3,898	$38	$148	$—	$—
Second	2,436	5,458	2,126	4,752	126	75	—	—
Third	1,695	5,150	1,441	4,618	166	(86)	—	—
Fourth	592	4,621	469	4,159	(88)	(92)	—	—

Totals	$7,290	$19,597	$6,256	$17,427	$242	$45	$0.01	$—

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-six

F I V E   Y E A R   S U M M A R Y
(add 000, except per share)

	2007	2006	2005	2004	2003

Consolidated Operating Results
Net sales	$1,967,612	$1,929,666	$1,728,977	$1,489,796	$1,385,467
Freight and delivery revenues	239,529	261,386	246,311	202,125	200,257

Total revenues	2,207,141	2,191,052	1,975,288	1,691,921	1,585,724

Cost of sales, other costs and expenses	1,552,704	1,551,774	1,431,407	1,268,401	1,192,280
Freight and delivery costs	239,529	261,386	246,311	202,125	200,257

Cost of operations	1,792,233	1,813,160	1,677,718	1,470,526	1,392,537
Other operating (income) and expenses, net	(18,122)	(12,657)	(16,231)	(10,516)	(6,506)

Earnings from Operations	433,030	390,549	313,801	231,911	199,693
Interest expense	60,893	40,359	42,597	42,734	42,587
Other nonoperating (income) and expenses, net	(6,443)	(2,819)	(1,483)	(607)	429

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	378,580	353,009	272,687	189,784	156,677
Taxes on income	116,073	107,632	74,225	58,491	47,034

Earnings from continuing operations before cumulative effect of change in accounting principle	262,507	245,377	198,462	131,293	109,643
Discontinued operations, net of taxes	242	45	(5,796)	(2,130)	(9,146)

Earnings before cumulative effect of change in accounting principle	262,749	245,422	192,666	129,163	100,497
Cumulative effect of change in accounting for asset retirement obligations	––	––	—	—	(6,874)

Net Earnings	$262,749	$245,422	$192,666	$129,163	$93,623

Basic Earnings (Loss) Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$6.15	$5.40	$4.26	$2.73	$2.23
Discontinued operations	0.01	––	(0.12)	(0.05)	(0.18)

Earnings before cumulative effect of change in accounting principle	6.16	5.40	4.14	2.68	2.05
Cumulative effect of change in accounting principle	––	––	—	—	(0.14)

Basic Earnings Per Common Share	$6.16	$5.40	$4.14	$2.68	$1.91

Diluted Earnings (Loss) Per Common Share:
Earnings from continuing operations before cumulative effect of change in accounting principle	$6.05	$5.29	$4.20	$2.71	$2.23
Discontinued operations	0.01	––	(0.12)	(0.05)	(0.18)

Earnings before cumulative effect of change in accounting principle	6.06	5.29	4.08	2.66	2.05
Cumulative effect of change in accounting principle	––	––	—	—	(0.14)

Diluted Earnings Per Common Share	$6.06	$5.29	$4.08	$2.66	$1.91

Cash Dividends Per Common Share	$1.24	$1.01	$0.86	$0.76	$0.69

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$44,285	$25,317	$14,989	$5,750	$21,603
Current assets — other	581,725	567,037	587,052	618,503	589,048
Property, plant and equipment, net	1,433,553	1,295,491	1,166,351	1,065,215	1,042,432
Goodwill	574,667	570,538	569,263	567,495	577,586
Other intangibles, net	9,426	10,948	18,744	18,642	25,142
Other noncurrent assets	40,149	37,090	76,917	80,247	63,414

Total Assets	$2,683,805	$2,506,421	$2,433,316	$2,355,852	$2,319,225

Current liabilities — other	$230,480	$189,116	$199,259	$202,843	$221,683
Current maturities of long-term debt and commercial paper	276,136	125,956	863	970	1,068
Long-term debt	848,186	579,308	709,159	713,661	717,073
Pension and postretirement benefits	103,518	106,413	98,714	88,241	76,917
Noncurrent deferred income taxes	160,902	159,094	149,972	139,179	116,647
Other noncurrent liabilities	118,592	92,562	101,664	57,531	55,990
Shareholders’ equity	945,991	1,253,972	1,173,685	1,153,427	1,129,847

Total Liabilities and Shareholders’ Equity	$2,683,805	$2,506,421	$2,433,316	$2,355,852	$2,319,225

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-seven

c o m m o n   s t o c k   p e r f o r m a n c e   g r a p h
The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P Materials Index.

Cumulative Total Return[1]
	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Martin Marietta Materials, Inc.	$100.00	$66.83	$104.41	$121.24	$175.60	$240.46
S&P 500 Index	$100.00	$77.90	$100.25	$111.15	$116.61	$135.03
S&P Materials Index	$100.00	$94.54	$130.65	$147.89	$154.43	$183.19

[1]	Assumes that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page seventy-eight

G E N E R A L  I N F O R M A T I O N
NOTICE OF PROXY
A formal notice of the Annual Meeting of Shareholders of the Corporation, together with a proxy and proxy statement, will be mailed to each shareholder approximately four weeks prior to the meeting. Proxies will be requested by the Board of Directors in connection with the meeting.
ANNUAL REPORT ON FORM 10-K
Shareholders may obtain, without charge, a copy of Martin Marietta Materials, Inc.’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2007, by writing to:
Martin Marietta Materials, Inc.
Attention: Corporate Secretary
2710 Wycliff Road
Raleigh, North Carolina 27607-3033
REGISTERED SHAREHOLDER CONTACT INFORMATION
American Stock Transfer & Trust Company
Shareholder Services Department
6201 15th Street
Brooklyn, NY 11219
Toll Free: (800) 937-5449
Local & International: (718) 921-8124
Email: investors@amstock.com
Web site: www.amstock.com
Inquiries regarding your account records, issuance of stock certificates, distribution of dividends and IRS Form 1099 should be directed to American Stock Transfer & Trust Company.
COMMON STOCK
Listed: New York Stock Exchange
Stock Symbol: MLM
INDEPENDENT AUDITORS
Ernst & Young LLP
3200 Beechleaf Court, Suite 700
Raleigh, North Carolina 27604-1063
CORPORATE HEADQUARTERS
2710 Wycliff Road
Raleigh, North Carolina 27607-3033
Telephone: (919) 781-4550
INVESTOR RELATIONS
Martin Marietta Materials, Inc.’s press releases and filings with the Securities and Exchange Commission can be accessed via the Corporation’s web site.
Telephone: (919) 783-4540
Web site: www.martinmarietta.com
CORPORATE CODE OF ETHICS
Martin Marietta Materials, Inc.’s Code of Ethics and Standards of Conduct booklet is posted on the Corporation’s web site, www.martinmarietta.com.
CERTIFICATIONS
The Corporation has filed with the Securities and Exchange Commission as Exhibits to its latest Annual Report on Form 10-K Section 302 Certifications made by the Corporation’s Chief Executive Officer and Chief Financial Officer regarding the quality of the Corporation’s public disclosure. The Corporation has also submitted to the New York Stock Exchange a certification made by the Corporation’s Chief Executive Officer regarding compliance with the Exchange’s corporate governance listing standards.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries	page eighty-two

Data for “2007 Net Sales by State of Destination — Aggregates Business” on page 47
Aggregates Production and Sales

Location	% of Net Sales

Alabama	4%
Arkansas	2%
Bahamas	< 1%
California	< 1%
Florida	5%
Georgia	8%
Illinois	< 1%
Indiana	4%
Iowa	6%
Kansas	1%
Kentucky	< 1%
Louisiana	5%
Maryland	< 1%
Minnesota	1%
Mississippi	< 1%
Missouri	2%
Nebraska	2%
Nevada	< 1%
North Carolina	22%
Nova Scotia	< 1%
Ohio	3%
Oklahoma	2%
South Carolina	5%
Tennessee	< 1%
Texas	19%
Virginia	2%
Washington	< 1%
West Virginia	1%
Wisconsin	< 1%
Wyoming	< 1%
Aggregates Sales

Location	% of Net Sales

Colorado	< 1%
Michigan	< 1%
Pennsylvania	< 1%