Form 10-K, Exhibit 13
period 2008-12-31
MARTIN MARIETTA MATERIALS INC
filed 2009-02-17
CIK 916076

13.01
statement of financial responsibility and report of management on internal control over financial reporting The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2008 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis. A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, that assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, accountability for assets is maintained and financial statements are prepared and presented fairly in accordance with accounting principles generally accepted in the United States. Internal control systems over financial reporting have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Corporation operates in an environment that establishes an appropriate system of internal control over financial reporting and ensures that the system is maintained, assessed and monitored on a periodic basis. This internal control system includes examinations by internal audit staff and oversight by the Audit Committee of the Board of Directors. The Corporation’s management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements that document the Corporation’s business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the Code of Ethics and Standards of Conduct booklet and through ongoing education and review programs designed to create a strong commitment to ethical business practices. The Audit Committee of the Board of Directors, which consists of four independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission and the New York Stock Exchange as they relate to the composition and practices of audit committees. Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2008. The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages. Anne H. Lloyd Stephen P. Zelnak, Jr. Senior Vice President, Chairman, Board of Directors Chief Financial Officer and Treasurer and Chief Executive Officer February 16, 2009 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 6 report of independent registered public accounting firm Board of Directors and Shareholders Martin Marietta Materials, Inc. We have audited Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility and Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, of Martin Marietta Materials, Inc., and our report dated February 16, 2009, expressed an unqualified opinion thereon. Raleigh, North Carolina February 16, 2009 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 7 report of independent registered public accounting firm Board of Directors and Shareholders Martin Marietta Materials, Inc. We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. As discussed in Note A to the consolidated financial statements, in 2007, the Corporation adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109. In 2006, the Corporation adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2009, expressed an unqualified opinion thereon. Raleigh, North Carolina February 16, 2009 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 8

C O N S O L I D A T E D S T A T E M E N T S O F E A R N I N G S for years ended December 31 ___ (add 000, except per share) 2008 2007 2006 Net Sales $ 1,863,332 $ 1,955,877 $ 1,916,898 Freight and delivery revenues 256,749 239,027 260,877 ___Total revenues 2,120,081 2,194,904 2,177,775 Cost of sales 1,392,977 1,386,998 1,394,369 Freight and delivery costs 256,749 239,027 260,877 Total _ cost of revenues 1,649,726 1,626,025 1,655,246 Gross Profit 470,355 568,879 522,529 Selling, general and administrative expenses 151,348 155,186 146,665 Research and development 596 869 736 _ Other operating (income) and expenses, net (4,879) (18,103) (12,640) Earnings from Operations 323,290 430,927 387,768 Interest expense 74,299 60,893 40,359 ___Other nonoperating (income) and expenses, net 5,692 (6,390) (2,743) Earnings from continuing operations before taxes on income 243,299 376,424 350,152 Taxes ___on income 71,822 115,299 106,691 Earnings from Continuing Operations 171,477 261,125 243,461 Gain on discontinued operations, net of related tax ___expense of $5,475, $1,311 and $1,126, respectively 4,779 1,624 1,961 Net Earnings $ 176,256 $ 262,749 $ 245,422 Net Earnings Per Common Share – Basic from continuing operations $ 4.14 $ 6.12 $ 5.36 – Discontinued operations 0.12 0.04 0.04 $ 4.26 $ 6.16 $ 5.40 – Diluted from continuing operations $ 4.09 $ 6.02 $ 5.25 – Discontinued operations 0.11 0.04 0.04 $ 4.20 $ 6.06 $ 5.29 Reconciliation of Denominators for Basic and Diluted Earnings Per Share Computations – Basic weighted-average common shares outstanding 41,370 42,653 45,453 – Effect of dilutive employee and director awards 595 694 914 – Diluted weighted-average shares outstanding and assumed conversions 41,965 43,347 46,367 The notes on pages 13 to 37 are an integral part of these financial statements. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 9

C O N S O L I D A T E D B A L A N C E S H E E T S at December 31 Assets (add 000) 2008 2007 Current Assets: Cash and cash equivalents $ 37,794 $ 20,038 Accounts receivable, net 211,596 245,838 Inventories, net 318,018 286,885 Current portion of notes receivable 1,474 2,078 Current deferred income tax benefits 57,967 44,285 Other current assets 38,182 ___26,886 Total Current Assets 665,031 ___626,010 Property, plant and equipment, net 1,690,529 1,433,553 Goodwill 622,297 574,667 Other intangibles, net 13,890 9,426 Noncurrent notes receivable 7,610 8,457 ___Other noncurrent assets 33,145 31,692 Total Assets $ 3,032,502 $ 2,683,805 Liabilities and Shareholders’ Equity (add 000, except parenthetical share data) Current Liabilities: Bank overdraft $ 4,677 $ 6,351 Accounts payable 62,921 86,868 Accrued salaries, benefits and payroll taxes 19,232 21,262 Pension and postretirement benefits 3,728 9,120 Accrued insurance and other taxes 23,419 25,123 Current maturities of long-term debt and short-term facilities 202,530 276,136 Settlement for repurchases of common stock –– 24,017 Other current liabilities 32,132 57,739 Total Current Liabilities 348,639 506,616 Long-term debt 1,152,414 848,186 Pension, postretirement and postemployment benefits 207,830 103,518 Noncurrent deferred income taxes 174,308 160,902 Other noncurrent liabilities 127,607 118,592 Total Liabilities 2,010,798 1,737,814 Shareholders’ Equity: Common stock ( $ 0.01 par value; 100,000,000 shares authorized; 41,462,000 and 41,318,000 shares outstanding at December 31, 2008 and 2007, respectively) 414 412 Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding) Additional paid-in capital 78,545 50,955 Accumulated other comprehensive loss (101,672) (37,032) Retained earnings 1,044,417 931,656 Total Shareholders’ Equity 1,021,704 945,991 Total Liabilities and Shareholders’ Equity $ 3,032,502 $ 2,683,805 The notes on pages 13 to 37 are an integral part of these financial statements. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 10

C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S for years ended December 31 (add 000) 2008 2007 2006 Cash Flows from Operating Activities: Net earnings $ 176,256 $ 262,749 $ 245,422 Adjustments to reconcile net earnings to net cash provided by operating activities: Depreciation, depletion and amortization 171,129 150,338 141,429 Stock-based compensation expense 21,865 19,687 13,438 Gains on divestitures and sales of assets (25,565) (11,259) (7,960) Deferred income taxes 23,848 8,741 17,156 Excess tax benefits from stock-based compensation transactions (3,324) (23,278) (17,467) Other items, net (2,675) (7,723) (4,872) Changes in operating assets and liabilities, net of effects of acquisitions and divestitures: Accounts receivable, net 34,242 (3,315) (17,387) Inventories, net (25,182) (31,514) (33,681) Accounts payable (24,411) 1,494 (8,208) Other assets and liabilities, net (4,438) 29,648 10,322 Net Cash Provided by Operating Activities 341,745 395,568 338,192 Cash Flows from Investing Activities: Additions to property, plant and equipment (258,246) (264,923) (265,976) Acquisitions, net (218,544) (12,211) (3,036) Proceeds from divestitures and sales of assets 26,028 21,107 30,589 Proceeds from sales of investments — 25,000 Railcar construction advances (7,286) (32,077) Repayments of railcar construction advances 7,286 32,077 Net Cash Used for Investing Activities (450,762) (256,027) (213,423) Cash Flows from Financing Activities: Borrowings of long-term debt 297,837 471,990 —Repayments of long-term debt (205,022) (125,342) (415) Borrowings on short-term facilities, net 128,000 71,463 537 Debt issuance costs (1,105) (807) —Change in bank overdraft (1,674) (2,039) 1,100 Termination of interest rate swaps (11,139) —Payments on capital lease obligations (191) (177) (147) Dividends paid (62,511) (53,610) (46,421) Repurchases of common stock (24,017) (551,164) (172,888) Issuances of common stock 3,271 14,623 31,535 Excess tax benefits from stock-based compensation transactions 3,324 23,278 17,467 Net Cash Provided by (Used for) Financing Activities 126,773 (151,785) (169,232) Net Increase (Decrease) in Cash and Cash Equivalents 17,756 (12,244) (44,463) Cash and Cash Equivalents, beginning of year 20,038 32,282 76,745 Cash and Cash Equivalents, end of year $ 37,794 $ 20,038 $ 32,282 Supplemental Disclosures of Cash Flow Information: Cash paid for interest $ 75,622 $ 64,034 $ 46,976 Cash paid for income taxes $ 54,827 $ 69,737 $ 77,777 The notes on pages 13 to 37 are an integral part of these financial statements. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 11

C O N S O L I D A T E D S T A T E M E N T S O F S H A R E H O L D E R S ’ E Q U I T Y Shares of Accumulated Other Total Common Common Additional Comprehensive Retained Shareholders’ (add 000) Stock Stock Paid-In Capital Earnings (Loss) Earnings Equity Balance at December 31, 2005 45,727 $ 457 $ 240,541 $ (15,325) $ 948,012 $ 1,173,685 Write off of capitalized stripping costs, net of tax — — — — (4,929) (4,929) Reclassification of stock-based compensation liabilities to shareholders’ equity for FAS 123(R) adoption — — 12,339 — — 12,339 Net earnings — — — — 245,422 245,422 Minimum pension liability, net of tax benefit of $1,013 — — — (1,548) — (1,548) Foreign currency translation gain — — — 2,419 — 2,419 Change in fair value of forward starting interest rate swap agreements, net of tax benefit of $772 — — — (1,179) — (1,179) Comprehensive earnings 245,114 Reclassifications of unrecognized actuarial losses, prior service costs and transition assets for FAS 158 adoption, net of tax benefit of $13,359 — — — (20,418) — (20,418) Dividends declared ($1.01 per common share) — — — — (46,421) (46,421) Issuances of common stock for stock award plans 998 10 54,042 — — 54,052 Repurchases of common stock (1,874) (19) (172,869) — — (172,888) Stock-based compensation expense — — 13,438 — — 13,438 Balance at December 31, 2006 44,851 448 147,491 (36,051) 1,142,084 1,253,972 Increase in reserves for uncertain tax positions for FIN 48 adoption — — — — (1,407) (1,407) Net earnings — — 262,749 262,749 Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits, net of tax benefit of $1,085 and minority interest of $82 — (1,592) — (1,592) Foreign currency translation gain — 3,831 — 3,831 Change in fair value of forward starting interest rate swap agreements, net of tax benefit of $2,106 — (3,220) — (3,220) Comprehensive earnings 261,768 Dividends declared ($1.24 per common share) (53,610) (53,610) Issuances of common stock for stock award plans 656 6 40,756 40,762 Repurchases of common stock (4,189) (42) (156,979) — (418,160) (575,181) Stock-based compensation expense 19,687 19,687 Balance at December 31, 2007 41,318 412 50,955 (37,032) 931,656 945,991 Net earnings 176,256 176,256 Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits, net of tax benefit of $38,543 and minority interest of $3 — (58,912) — (58,912) Foreign currency translation loss — (3,906) — (3,906) Change in fair value of forward starting interest rate swap agreements, net of tax benefit of $1,305 — (1,994) — (1,994) Comprehensive earnings 111,444 Elimination of early measurement date for pension and postretirement benefits, net of tax expense of $111 172 (984) (812) Dividends declared ($1.49 per common share) (62,511) (62,511) Issuances of common stock for stock award plans 144 2 5,725 5,727 Stock-based compensation expense 21,865 21,865 Balance at December 31, 2008 41,462 $ 414 $ 78,545 $ (101,672) $ 1,044,417 $ 1,021,704 The notes on pages 13 to 37 are an integral part of these financial statements. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 12 notes to financial statements Note A: Accounting Policies Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The Corporation’s aggregates products, which include crushed stone, sand and gravel, are used primarily for construction of highways and other infrastructure projects, and in the domestic commercial and residential construction industries. Aggregates products are also used in the railroad, environmental and agricultural industries. These aggregates products, along with asphalt products, ready mixed concrete and road paving materials, are sold and shipped from a network of 288 quarries, distribution facilities and plants to customers in 29 states, Canada, the Bahamas and the Caribbean Islands. The Aggregates Business contains the following reportable segments: Mideast Group, Southeast Group and West Group. The Mideast Group operates primarily in Indiana, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Washington and Wyoming. The following states account for approximately 60% of the Aggregates Business’ 2008 net sales: North Carolina, Texas, Georgia, Iowa and Florida. In addition to the Aggregates Business, the Corporation has a Specialty Products segment that produces magnesia- based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry. Basis of Consolidation. The consolidated financial statements include the accounts of the Corporation and its wholly owned and majority- owned subsidiaries. Partially owned affiliates are either consolidated in accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, or accounted for at cost or as equity investments depending on the level of ownership interest or the Corporation’s ability to exercise control over the affiliates’ operations. Intercompany balances and transactions have been eliminated in consolidation. The Corporation is a minority member of a limited liability company whereby the majority member is paid a preferred annual return. The Corporation has the ability to redeem the majority member’s interest after May 31, 2010. The Corporation consolidates the limited liability company in its consolidated financial statements. Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets and other long-lived assets, and assumptions used in the calculation of income taxes, retirement and other postemployment benefits. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity and energy markets and declines in construction activity have combined to increase the uncertainty inherent in certain of these estimates and assumptions. As future events and their effects cannot be determined with precisio n, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements in the period in which the change in estimate occurs. Revenue Recognition. Revenues for product sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically, this occurs when finished products are shipped. Revenues derived from the road paving business are recognized using the percentage completion method. Total revenues include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery charges billed to customers. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 13 notes to financial statements (continued ) Freight and Delivery Costs. Freight and delivery costs represent pass-through transportation costs incurred and paid to third-party carriers by the Corporation to deliver products to customers. These costs are then billed to the Corporation’s customers. Cash and Cash Equivalents. Cash equivalents are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase. The Corporation manages its cash and cash equivalents to ensure that short- term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowings on its available line of credit. The Corporation typically invests excess funds in Eurodollar time deposit accounts, which are exposed to bank solvency risk and are not FDIC insured. Funds not yet available in lockboxes generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100,000,000 to be maintained at any one bank. At December 31, 2008, cash and cash equivalents were $37,794,000, of which $25,910,000 was deposited in overnight bank time deposit accounts. At December 31, 2007, cash and cash equivalents were $20,038,000, of which $537,000 was deposited in overnight bank time deposit accounts. The remaining cash and cash equivalents represent deposits in transit to the Corporation’s lockbox accounts and deposits held at local banks. Additionally, at December 31, 2008 and 2007, cash in the amount of $285,000 and $1,132,000, respectively, was held in an unrestricted escrow account on behalf of the Corporation and was reported in other noncurrent assets. Customer Receivables. Customer receivables are stated at cost. The Corporation does not charge interest on customer accounts receivable. The Corporation records an allowance for doubtful accounts, which includes a general reserve based on historical write offs and a specific reserve for accounts greater than $50,000 deemed at risk. The Corporation writes off customer receivables as bad debt expense when it becomes apparent based upon customer facts and circumstances that such amounts will not be collected. Inventories Valuation. Inventories are stated at the lower of cost or market. Cost for finished products and in process inventories is determined by the first-in, first-out method. The Corporation’s inventory allowance for finished products limits the tons reported at standard to a twelve-month period, as measured by historical actual sales. The Corporation also establishes an allowance for expendable parts over five years old and supplies over one year old. Post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, are recorded as a component of inventory and recognized in cost of sales in the same period as the revenue from the sale of the inventory. Notes Receivable. Notes receivable are stated at cost. The Corporation records an allowance for notes receivable deemed uncollectible. At December 31, 2008 and 2007, there were no notes receivable deemed uncollectible. Properties and Depreciation. Property, plant and equipment are stated at cost. The estimated service lives for property, plant and equipment are as follows: Class of Assets Range of Service Lives Buildings 1 to 50 years Machinery & Equipment 1 to 35 years Land Improvements 1 to 30 years The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Quarry development costs are classified as land and improvements. The Corporation reviews relevant facts and circumstances to determine wh ether to capitalize or expense pre- production stripping costs when additional pits are developed within an existing quarry. If the additional pit operates in a separate and distinct area of the quarry, these costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Additionally, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 14 notes to financial statements (continued ) Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an income approach over the life of the proven and probable reserves. Depreciation is computed over estimated service lives, principally by the straight-line method. Depletion of mineral deposits is calculated over proven and probable reserves by the units-of-production method on a quarry-by-quarry basis. Amortization of assets recorded under capital leases is computed using the straight-line method over the lesser of the life of the lease or the assets’ useful lives. Property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if expected future undiscounted cash flows of the related asset are less than its carrying value. Repair and Maintenance Costs. Repair and maintenance costs that do not substantially extend the life of the Corporation’s plant and equipment are expensed as incurred. Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually, as of October 1, for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). An interim review is performed between annual tests if facts or circumstances indicate potential impairment. If an impairment review indicates that the carrying value is impaired, a charge is recorded. The Corporation’s reporting units, which represent the level at which goodwill is tested for impairment under FAS 142, are based on its geographic regions. Goodwill is allocated to the reporting units based on the location of acquisitions and divestitures at the time of consummation. In accordance with FAS 142, leased mineral rights acquired in a business combination that have a royalty rate less than a prevailing market rate are recognized as other intangible assets. The leased mineral rights are valued at the present value of the difference between the market royalty rate and the contractual royalty rate over the lesser of the life of the lease, not to exceed thirty years, or the amount of economically mineable reserves. Other intangibles represent amounts assigned principally to contractual agreements and are amortized ratably over periods based on related contractual terms. The carrying value of other intangibles is reviewed if facts and circumstances indicate potential impairment. If this review determines that the carrying value is impaired, a charge is recorded. Derivatives. The Corporation records derivative instruments at fair value on its consolidated balance sheet. At December 31, 2008, the Corporation did not hold any derivative instruments. At December 31, 2007, the Corporation’s derivatives were forward starting interest rate swaps, which represented cash flow hedges. The Corporation’s objective for holding these derivatives was to lock in the interest rate related to a portion of the Corporation’s refinancing of Notes due in 2008. In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), the fair values of these hedges were recorded as other assets or liabilities in the consolidated balance sheet and changes in the fair value were recorded, net of tax, directly in shareholders’ equity as other comprehensive earnings or loss. In April 2008, the Corporation unwound these cash flow hedges in connection with a public debt offering (see Note G) and the accumulated other comprehensive loss at the date of termination is being charged to earnings in the same periods as interest expense is incurr ed on the underlying debt issuance. Retirement Plans and Postretirement Benefits. The Corporation sponsors defined benefit retirement plans and also provides other postretirement benefits. The Corporation’s defined benefit retirement plans comply with the following principal standards: the Employee Retirement Income Security Act of 1974, as amended (ERISA), which, in conjunction with the Internal Revenue Code, determines legal minimum and maximum deductible funding requirements; and Statement of Financial Accounting Standards No. 87, Employers’ Accounting Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 15 notes to financial statements (continued ) for Pensions (“FAS 87”), which specifies that certain key actuarial assumptions be adjusted annually to reflect current, rather than long- term, trends in the economy. The Corporation’s other postretirement benefits comply with Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions (“FAS 106”), which requires the cost of providing postretirement benefits to be recognized over an employee’s service period. Further, the Corporation’s defined benefit retirement plans and other postretirement benefits comply with Statement of Financial Accounting Standards No. 132(R), Employers’ Disclosures About Pensions and Other Postretirement Benefits (“FAS 132(R)”), as revised, which establishes rules for financial reporting, and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FAS 87, 88, 106 and 132(R) (“FAS 158”). In accordance with FAS 158, the Corporation recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive earnings or loss, net of tax. The adjustment to accumulated other comprehensive earnings or loss upon adoption of FAS 158 represents the net unrecognized actuarial gains or losses, any unrecognized prior service costs and any unrecognized transition obligations remaining from the initial adoption of FAS 87 and FAS 106, all of which were previously netted against a plan’s funded status in the Corporation’s consolidated balance sheet pursuant to the provisions of FAS 87 and FAS 106. These amounts are being recognized as a component of net periodic benefit cost pursuant to the Corporation’s historical accounting policy for amortizing such amounts. Further, actuarial gains or losses that arise in subsequent periods are not recognized as net periodic benefit cost in the same periods, but rather are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants’ average remaining service period and recognized as a component of net periodic benefit cost. Prior to 2008, the Corporation used an annual measurement date of November 30. However, beginning in 2008, FAS 158 requires an employer to measure plan assets and benefit obligations as of the date of the employer’s balance sheet. For the year ended December 31, 2008, the Corporation reduced retained earnings and accumulated other comprehensive loss by $984,000 and $172,000 (net of a deferred tax liability of $111,000), respectively, to reflect the elimination of the early measurement date. Stock-Based Compensation. The Corporation has stock- based compensation plans for employees and directors that are accounted for under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)”). FAS 123(R) requires all forms of share-based payments to employees, including stock options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period. The Corporation uses the accelerated expense recognition method for stock options. The accelerated recognition method requires stock options that vest ratably to be divided into tranches. The expense for each tranche is allocated to its particular vesting period. The Corporation expenses the fair value of restricted stock awards, incentive compensation awards and directors’ fees paid in the form of common stock based on the closing price of the Corporation’s common stock on the awards’ respective grant dates. The Corporation uses the lattice valuation model to determine the fair value of stock option awards. The lattice valuation model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data. Other key assumptions used in determining the fair value of the stock options awarded in 2008, 2007 and 2006 were: Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 16 notes to financial statements (continued ) 2008 2007 2006 Risk-free interest rate 3.71% 4.74% 4.92% Dividend yield 1.10% 1.10% 1.10% Volatility factor 30.40% 31.00% 31.20% Expected term 7.0 years 6.9 years 6.9 years Based on these assumptions, the weighted-average fair value of each stock option granted was $40.32, $55.94 and $33.21 for 2008, 2007 and 2006, respectively. The risk-free interest rate reflects the interest rate on zero- coupon U.S. government bonds available at the time each option was granted having a remaining life approximately equal to the option’s expected life. The dividend yield represents the dividend rate expected to be paid over the option’s expected life. The Corporation’s volatility factor measures the amount by which its stock price is expected to fluctuate during the expected life of the option and is based on historical stock price changes. Additionally, FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Corporation estimates forfeitures and will ultimately recognize compensation cost only for those stock-based awards that vest. Beginning in 2008, the Corporation recognizes income tax benefits received on dividends or dividend equivalents of unvested share-based payments as an increase to additional paid-in capital and includes them in the pool of excess tax benefits as required by Emerging Issues Task Force No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. Prior to 2008, these benefits were included in retained earnings. Environmental Matters. The Corporation accounts for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“FAS 143”) and Related Interpretations. In accordance with FAS 143, a liability for an asset retirement obligation is recorded at fair value in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long- lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset’s carrying amount. The estimate of fair value is impacted by management’s assumptions regarding the scope of the work required, inflation rates and quarry closure dates. Further, the Corporation records an accrual for other environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amounts can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. These costs are not discounted to their present value or offset for potential insurance or other claims or potential gains from future alternative uses for a site. Income Taxes. Deferred income tax assets and liabilities on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net of valuation allowances. Uncertain Tax Positions. Effective January 1, 2007, the Corporation adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109 (“FIN 48”). FIN 48 requires the recognition of a tax benefit when it is more-likely-than-not, based on the technical merits, that the position would be sustained upon examination by a taxing authority. The amount to be recognized should be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. In connection with the adoption of FIN 48, the Corporation increased its reserves for uncertain tax positions and reduced retained earnings at January 1, 2007 by $1,407,000, primarily as a result of providing interest accruals on uncertain temporary tax positions related to temporary or timing differences. The Corporation records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statement of earnings. At December 31, 2008, accrued interest of $1,366,000, net of tax benefits of $894,000, was recorded as a noncurrent FIN 48 liability in Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 17 notes to financial statements (continued ) the Corporation’s consolidated balance sheet. At December 31, 2007, accrued interest of $2,848,000, net of tax benefits of $1,863,000, was recorded as a current FIN 48 liability in the Corporation’s consolidated balance sheet. Sales Taxes. Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of earnings. Research and Development Costs. Research and development costs are charged to operations as incurred. Start-Up Costs. Noncapital start-up costs for new facilities and products are charged to operations as incurred. Comprehensive Earnings and Accumulated Other Comprehensive Loss. Comprehensive earnings for the Corporation consist of net earnings, unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits, foreign currency translation adjustments and changes in the fair value of forward starting interest rate swap agreements. The components of accumulated other comprehensive loss, which is included in the Corporation’s consolidated statements of shareholders’ equity, consist of the following at December 31: (add 000) 2008 2007 2006 Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits, net of minority interest $ (97,623) $(38,883) $(37,291) Foreign currency translation gains 2,344 6,250 2,419 Changes in fair value of forward starting interest rate swap agreements (6,393) (4,399) (1,179) Accumulated other comprehensive loss $(101,672) $(37,032) $(36,051) Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits, net of minority interest, at December 31, 2008, 2007 and 2006 are net of cumulative noncurrent deferred tax assets of $63,916,000, $25,484,000 and $24,399,000, respectively. Changes in fair value of forward starting interest rate swap agreements at December 31, 2008, 2007 and 2006 are net of cumulative noncurrent deferred tax assets of $4,183,000, $2,878,000 and $772,000, respectively. Earnings Per Common Share. Basic earnings per common share are based on the weighted-average number of common shares outstanding during the year. Diluted earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards to be issued to employees and nonemployee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements. The diluted per- share computations reflect a change in the number of common shares outstanding (the denominator) to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued. For each year presented in the Corporation’s consolidated statements of earnings, the net earnings available to common shareholders (the numerator) is the same for both basic and dilutive per-share computations. Accounting Changes. Effective January 1, 2008, the Corporation partially adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 does not require any new fair value measurements; rather, it establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. FAS 157 applies to all accounting pronouncements that require fair value measurements, except for the measurement of share-based payments. Additionally, in February 2008, the Corporation adopted Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of FAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. At December 31, 2008, the categories of assets and liabilities to which the Corporation did not apply FAS 157 include: nonfinancial assets and liabilities initially measured at fair value in a Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 18 notes to financial statements (continued ) business combination; reporting units measured at fair value in the first step of goodwill impairment testing; indefinite-lived intangible assets and nonfinancial long- lived assets measured at fair value for impairment assessment; and asset retirement obligations. In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), along with Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51 (“FAS 160”). FAS 141(R) requires recognizing the full fair value of all assets acquired, liabilities assumed and noncontrolling minority interests in acquisitions of less than a 100% controlling interest; expensing all acquisition-related transaction and restructuring costs; capitalizing in- process research and development assets acquired; and recognizing contingent consideration obligations and contingent gains acquired and contingent losses assumed. FAS 160 requires the classification of noncontrolling interests as a separate component of shareholders’ equity and net earnings attributable to noncontrolling interests as a separate line item on the face of the income statement. FAS 141(R) and FAS 160 require prospective application for all business combinations with acquisition dates on or after the effective date, which is January 1, 2009 for the Corporation. FAS 160 also requires retrospective application of its disclosure and presentation requirements for all periods presented. The Corporation had noncontrolling interests of $45,557,000, which were reported in other noncurrent liabilities at December 31, 2008. Note B: Intangible Assets The following table shows the changes in goodwill, all of which relate to the Aggregates Business, by reportable segment and in total for the years ended December 31: Mideast Southeast West Group Group Group Total (add 000) 2008 Balance at beginning of period $ 115,986 $ 51,265 $ 407,416 $ 574,667 Acquisitions 3,780 45,862 – 49,642 Adjustments to purchase price allocations (1,517) 8,826 – 7,309 Amounts allocated to divestitures – (96) (9,225) (9,321) Balance at end of period $ 118,249 $105,857 $ 398,191 $ 622,297 2007 Balance at beginning of period $ 106,757 $ 60,494 $ 403,287 $ 570,538 Acquisitions – – 5,132 5,132 Amounts allocated to divestitures – – (1,003) (1,003) Transfer of South Carolina District 9,229 (9,229) ___Balance at end of period $ 115,986 $ 51,265 $ 407,416 $ 574,667 Intangible assets subject to amortization consist of the following at December 31: Gross Accumulated Net Amount Amortization Balance (add 000) 2008 Noncompetition agreements $ 10,484 $ (7,457) $ 3,027 Customer relationships 3,260 (351) 2,909 Use rights and other 10,025 (4,836) 5,189 Total $ 23,769 $ (12,644) $11,125 2007 Noncompetition agreements $ 16,535 $ (13,174) $ 3,361 Trade names 1,300 (1,192) 108 Use rights and other 10,207 (4,450) 5,757 Total $ 28,042 $ (18,816) $ 9,226 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 19 notes to financial statements (continued ) During 2008, the Corporation acquired $6,350,000 of other intangibles, consisting of the following amortizable assets by segment: Weighted- average Aggregates Specialty amortization (add 000) Business Products Total period Noncompetition agreements $ 240 $ 285 $ 525 5.9 years Customer relationships 3,260 — 3,260 7.0 years Total $ 3,500 $ 285 $ 3,785 6.8 years The Corporation also acquired a $2,565,000 trade name related to the ElastoMag® product during 2008. The trade name, which is recorded within the Specialty Products segment, is deemed to have an indefinite life and is not being amortized. During 2007, the Corporation acquired $425,000 of other intangibles for the Aggregates Business, consisting of noncompete agreements, which are subject to amortization. The weighted- average amortization period for these agreements was 5.0 years. At December 31, 2008 and 2007, the Corporation also had water use rights of $200,000 that are deemed to have an indefinite life and are not being amortized. Total amortization expense for intangible assets for the years ended December 31, 2008, 2007 and 2006 was $1,886,000, $1,947,000 and $3,858,000, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows: (add 000) 2009 $ 1,679 2010 1,569 2011 1,569 2012 1,488 2013 1,394 Thereafter 3,426 Total $ 11,125 Note C: Business Combinations and Discontinued Operations Business Combinations. On April 11, 2008, the Corporation entered into a swap transaction with Vulcan Materials Company (“Vulcan”), pursuant to which it acquired six quarry locations in Georgia and Tennessee. The newly acquired locations significantly expand the Corporation’s presence in high-growth areas of Georgia and Tennessee, particularly south and west of Atlanta. The Corporation also acquired a land parcel previously leased from Vulcan at the Corporation’s Three Rivers Quarry near Paducah, Kentucky. The Corporation’s newly acquired locations have aggregates reserves that exceed 300 million tons. The operating results of the acquired quarries have been included with those of the Corporation since the date of acquisition and are being reported through the Corporation’s Southeast Group in the financial statements. In addition to a $192,000,000 cash payment and normal closing adjustments related to working capital, the Corporation divested to Vulcan its only California quarry located in Oroville, an idle facility north of San Antonio, Texas, and land in Henderson, North Carolina, formerly leased to Vulcan. Furthermore, the Corporation recognized goodwill in the amount of $54,688,000, all of which is deductible for income tax purposes. The fair values of the other assets acquired from Vulcan were allocated as follows: (add 000) Inventories $ 6,559 Mineral reserves and interests $ 105,531 Land $ 22,260 Machinery and equipment $ 41,504 Customer relationships $ 3,260 Divestitures and Closures. In 2008, the Corporation disposed of or permanently shut down certain under- performing operations in the following markets of the Aggregates business: Reportable Segment Markets Mideast Group Ohio Southeast Group Tennessee West Group California, Kansas, Texas and Wisconsin Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 20 notes to financial statements (continued ) These divestitures and closures represent discontinued operations, and, therefore, the results of their operations through the dates of disposal and any gain or loss on disposals are included in discontinued operations on the consolidated statements of earnings. The discontinued operations included the following net sales, pretax gain or loss on operations, pretax gain on disposals, income tax expense and overall net earnings: years ended December 31 (add 000) 2008 2007 2006 Net sales $ 3,950 $ 17,991 $ 30,195 Pretax (loss) gain on operations $ (342) $ 137 $ (44) Pretax gain on disposals 10,596 2,798 3,131 Pretax gain 10,254 2,935 3,087 Income tax expense 5,475 1,311 1,126 Net earnings $ 4,779 $ 1,624 $ 1,961 Note D: Accounts Receivable, Net December 31 (add 000) 2008 2007 Customer receivables $ 211,294 $ 244,611 Other current receivables 4,998 4,888 216,292 249,499 Less allowances (4,696) (3,661) Total $ 211,596 $ 245,838 Note E: Inventories, Net December 31 (add 000) 2008 2007 Finished products $ 268,763 $ 244,568 Products in process and raw materials 17,206 18,642 Supplies and expendable parts 51,068 42,811 337,037 306,021 Less allowances (19,019) (19,136) Total $ 318,018 $ 286,885 Note F: Property, Plant and Equipment, Net December 31 (add 000) 2008 2007 Land and improvements $ 524,943 $ 430,697 Mineral reserves and interests 301,523 191,415 Buildings 100,375 95,071 Machinery and equipment 2,303,528 2,126,110 Construction in progress 90,536 135,068 3,320,905 2,978,361 Less allowances for depreciation, depletion and amortization (1,630,376) (1,544,808) Total $ 1,690,529 $ 1,433,553 At December 31, 2008 and 2007, the net carrying value of mineral reserves and interests was $243,353,000 and $135,327,000, respectively. The gross asset values and related accumulated amortization for machinery and equipment recorded under capital leases at December 31 were as follows: (add 000) 2008 2007 Machinery and equipment under capital leases $ 1,014 $ 1,014 Less accumulated amortization (576) (403) Total $ 438 $ 611 Depreciation, depletion and amortization expense related to property, plant and equipment was $167,977,000, $147,427,000 and $136,866,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Interest cost of $3,692,000, $3,873,000 and $5,420,000 was capitalized during 2008, 2007 and 2006, respectively. At December 31, 2008 and 2007, $75,348,000 and $82,365,000, respectively, of the Aggregate Business’s net fixed assets were located in foreign countries, namely the Bahamas and Canada. During 2008, the Corporation wrote off $1,678,000 of machinery and equipment used for the structural composites product line of the Specialty Products segment, as the assets had no future use to the Corporation. The write off, which was included in other operating income and expenses, net, on the consolidated statement of earnings, reduced net earnings by approximately $1,015,000, or $0.02 per diluted share (see Note Q). Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 21 notes to financial statements (continued ) Note G: Long-Term Debt December 31 (add 000) 2008 2007 6.875% Notes, due 2011 $ 249,892 $ 249,860 6.6% Senior Notes, due 2018 297,946 – 7% Debentures, due 2025 124,350 124,331 6.25% Senior Notes, due 2037 247,822 247,795 Floating Rate Senior Notes, due 2010 224,650 224,388 5.875% Notes, due 2008 – 202,066 Revolving Credit Agreement, interest rate of 2.555% 200,000 – Commercial paper, weighted average interest rate of 5.34% – 72,000 Acquisition notes, interest rates ranging from 2.11% to 8.00% 629 662 Other notes 9,655 3,220 Total 1,354,944 1,124,322 Less current maturities (202,530) (276,136) Long-term debt $ 1,152,414 $ 848,186 On April 21, 2008, the Corporation issued $300,000,000 of 6.6% Senior Notes due in 2018 (the “6.6% Senior Notes”). The 6.6% Senior Notes, which are unsecured, may be redeemed in whole or in part prior to their maturity at a make whole redemption price. On April 25, 2007, the Corporation issued $250,000,000 of 6.25% Senior Notes due in 2037 (the “6.25% Senior Notes”) and $225,000,000 of Floating Rate Senior Notes due in 2010 (the “Floating Rate Senior Notes”). The 6.25% Senior Notes may be redeemed in whole or in part prior to their maturity at a make whole redemption price. The Floating Rate Senior Notes bear interest at a rate equal to the three-month LIBOR plus 0.15% (3.62% at December 31, 2008) and may not be redeemed prior to maturity. The Corporation repaid its $125,000,000 6.9% Notes that matured in August 2007 with proceeds from the April 2007 public debt offering and issuances of commercial paper. The Senior Notes issued in April 2008 and 2007 are senior unsecured obligations of the Corporation, ranking equal in right of payment with the Corporation’s existing and future unsubordinated indebtedness. Upon a change of control repurchase event and a below investment grade credit rating, the Corporation will be required to make an offer to repurchase all outstanding Senior Notes at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the purchase date. All Notes, Debentures and Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. Except for the Senior Notes, none are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Notes, Debentures and Senior Notes are as follows: Principal Amount Effective Maturity (add 000) Interest Rate Date 6.875% Notes $ 249,975 6.98% April 1, 2011 6.6% Senior Notes $ 300,000 6.81% April 30, 2018 7% Debentures $ 125,000 7.12% December 1, 2025 6.25% Senior Notes $ 250,000 6.45% April 30, 2037 Floating Rate Senior Notes $ 225,000 5.65% April 30, 2010 In connection with the issuance of the 6.6% Senior Notes, on April 16, 2008, the Corporation unwound its two forward starting interest rate swap agreements with a total notional amount of $150,000,000 (the “Swap Agreements”). The Corporation made a cash payment of $11,139,000, which represented the fair value of the Swap Agreements on the date of termination. The accumulated other comprehensive loss of $6,734,000 and related deferred tax asset of $4,405,000 at the date of termination will be recognized in earnings over the life of the 6.6% Senior Notes. For the year ended December 31, 2008, the Corporation recognized $563,000 of the accumulated other comprehensive loss and related deferred tax asset as additional interest expense. The ongoing amortization of the terminated value of the Swap Agreements will increase annual interest expense by approximately $1,000,000 until the maturity of the 6.6% Senior Notes in 2018. At December 31, 2007, the fair value of the Swap Agreements was a liability of $7,277, 000 and was included in other current liabilities in the Corporation’s consolidated balance sheet. This fair value represented the estimated amount, using Level 2 observable market inputs for similar assets/liabilities, the Corporation would have expected to pay to terminate the Swap Agreement at that date. Other comprehensive earnings/loss for the year ended December 31, 2007 included a loss of $3,220,000 (net of a deferred tax asset of $2,106,000) for the change in fair value of the Swap Agreements. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 22 notes to financial statements (continued ) At December 31, 2007, the unamortized value of terminated interest rate swaps was $2,187,000 and was included in the carrying values of the Notes due in 2008. The accretion of the unamortized value of terminated swaps decreased 2008 interest expense by $2,187,000. On April 10, 2008, the Corporation amended its $250,000,000 five-year revolving credit agreement to add another class of loan commitments, which had the effect of increasing the borrowing base under the agreement by $75,000,000 (hereinafter, the “Credit Agreement”). The Credit Agreement, which expires on June 30, 2012, is syndicated with a group of domestic and foreign commercial banks as follows: Commitment Lender (add 000) JP Morgan Chase Bank, N.A. $ 61,100 Wells Fargo Bank, N.A. 56,225 Wachovia Bank, N.A. 56,225 Bank of America, N.A. 56,225 Branch Banking and Trust Company 56,225 Citibank, N.A. 29,000 Northern Trust Company 10,000 Total $ 325,000 Borrowings under the Credit Agreement are unsecured and bear interest, at the Corporation’s option, at rates based upon: (1) the Eurodollar rate (as defined on the basis of LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Credit Agreement contains restrictive covenants relating to the Corporation’s debt-to-EBITDA ratio, requirements for limitations on encumbrances and provisions that relate to certain changes in control. On October 24, 2008, the Corporation further amended its Credit Agreement to provide for an increased leverage ratio covenant. As amended, the covenant requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve months (the “Ratio”) to not exceed 3.25 to 1.00 as of the end of any fiscal quarter. Furthermore, the covenant allows the Ratio to exclude debt incurred in connection with an acquisition for a period of 180 days, provided that the Ratio does not exceed 3.50 to 1.00. In exchange for the covenant modification, the Corporation agreed to an increase in the drawn facility fee under a pricing grid tied to its long-term debt rating, currently LIBOR plus 225 basis points. The Corporation was in compliance with the Ratio at December 31, 2008. Available borrowings under the Credit Agreement are reduced by any outstanding letters of credit issued by the Corporation under the Credit Agreement. At December 31, 2008 and 2007, the Corporation had $1,650,000 of outstanding letters of credit issued under the Credit Agreement. The Corporation pays an annual loan commitment fee to the bank group. At December 31, 2008, $200,000,000 was outstanding under the Credit Agreement. The Corporation used the borrowings from the Credit Agreement to repay its $200,000,000 5.875% Notes that matured in December 2008. No borrowings were outstanding under the Credit Agreement at December 31, 2007. The Credit Agreement supports a $325,000,000 commercial paper program to the extent commercial paper is available to the Corporation. No borrowings were outstanding under the commercial paper program at December 31, 2008. Borrowings of $72,000,000 were outstanding at December 31, 2007. The Corporation has a $10,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2008 or 2007. The Corporation’s long-term debt maturities for the five years following December 31, 2008, and thereafter are: (add 000) 2009 $ 202,530 2010 226,642 2011 251,977 2012 2,182 2013 731 Thereafter 670,882 Total $ 1,354,944 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 23 notes to financial statements (continued ) Note H: Financial Instruments In addition to publicly registered long-term notes and debentures and, for 2007, the Swap Agreements, the Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft and other long-term debt. Temporary cash investments are placed primarily in money market funds and Eurodollar time deposits with the following financial institutions: Bank of America, N.A., Branch Bank and Trust Company, JP Morgan Chase Bank, N.A. and Wells Fargo Bank, N.A. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value. Customer receivables are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in certain states (see Note A). The estimated fair values of customer receivables approximate their carrying amounts. Notes receivable are primarily related to divestitures and are not publicly traded. However, using current market interest rates, but excluding adjustments for credit worthiness, if any, management estimates that the fair value of notes receivable approximates its carrying amount. The bank overdraft represents the float of outstanding checks. The estimated fair value of the bank overdraft approximates its carrying value. The estimated fair value of the Corporation’s publicly registered long- term notes and debentures at December 31, 2008 was approximately $994,036,000, compared with a carrying amount of $1,144,660,000 on the consolidated balance sheet. The fair value of this long-term debt was estimated based on quoted market prices. The estimated fair value and carrying amount at December 31, 2007 exclude the impact of interest rate swaps. The estimated fair value of other borrowings, including the amounts outstanding under the Corporation’s Credit Agreement, of $210,284,000 at December 31, 2008 approximates its carrying amount. The carrying values and fair values of the Corporation’s financial instruments at December 31 are as follows: 2008 (add 000) Carrying Value Fair Value Cash and cash equivalents $ 37,794 $ 37,794 Accounts receivable, net $ 211,596 $ 211,596 Notes receivable, net $ 9,084 $ 9,084 Bank overdraft $ 4,677 $ 4,677 Long-term debt $ 1,354,944 $ 1,204,320 2007 (add 000) Carrying Value Fair Value Cash and cash equivalents $ 20,038 $ 20,038 Accounts receivable, net $ 245,838 $ 245,838 Notes receivable, net $ 10,535 $ 10,535 Bank overdraft $ 6,351 $ 6,351 Long-term debt, excluding interest rate swaps $ 1,122,135 $ 1,126,023 Forward starting interest rate swap agreement liabilities $ 7,277 $ 7,277 Note I: Income Taxes The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follow: years ended December 31 (add 000) 2008 2007 2006 Federal income taxes: Current $ 31,681 $ 95,826 $ 79,703 Deferred 34,833 4,416 12,767 Total federal income taxes 66,514 100,242 92,470 State income taxes: Current 3,595 14,053 9,503 Deferred 4,481 796 3,996 Total state income taxes 8,076 14,849 13,499 Foreign income taxes: Current (2,915) (14) 669 Deferred 147 222 53 Total foreign income taxes (2,768) 208 722 Total provision $ 71,822 $ 115,299 $ 106,691 For the years ended December 31, 2008, 2007 and 2006, income tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $3,716,000, $27,209,000 and $24,112,000, respectively. The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences: Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 24 notes to financial statements (continued ) years ended December 31 2008 2007 2006 Statutory tax rate 35.0% 35.0% 35.0% Increase (reduction) resulting from: Effect of statutory depletion (7.7) (6.3) (6.3) State income taxes 1.6 2.2 2.1 Other items 0.6 (0.3) (0.3) Effective tax rate 29.5% 30.6% 30.5% For tax purposes, the statutory depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, changes in sales volumes and earnings may not proportionately affect the Corporation’s effective income tax rate on continuing operations. The principal components of the Corporation’s deferred tax assets and liabilities at December 31 are as follows: Deferred Assets (Liabilities) (add 000) 2008 2007 Property, plant and equipment $ (212,914) $ (190,538) Goodwill and other intangibles (44,809) (34,159) Employee benefits 39,592 42,768 Valuation and other reserves 10,156 12,518 Inventories 32,416 29,580 Net operating loss carryforwards 5,589 7,866 Valuation allowance on deferred tax assets (5,270) (7,405) Other items, net (9,200) (5,609) Total $ (184,440) $ (144,979) Additionally, the Corporation had a net deferred tax asset of $68,099,000 and $28,362,000 for certain items recorded in accumulated other comprehensive loss at December 31, 2008 and 2007, respectively. Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared with the straight- line method for financial reporting purposes. Deferred tax liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes pursuant to FAS 142, while amortization continues for income tax purposes. Deferred tax assets for employee benefits result from the timing differences of the deductions for pension and postretirement obligations and stock-based compensation transactions. For financial reporting purposes, such amounts are expensed in accordance with FAS 87 and FAS 123(R), respectively. For income tax purposes, amounts related to pension and postretirement obligations are deductible as funded. Amounts related to stock-based compensation transactions are deductible for income tax purposes upon vesting or exercise of the underlying award. The Corporation had state net operating loss carryforwards of $127,935,000 and $117,832,000 at December 31, 2008 and 2007, respectively. These losses have various expiration dates. At December 31, 2008 and 2007, respectively, the deferred tax assets associated with these losses were $5,589,000 and $7,866,000, for which valuation allowances of $5,270,000 and $7,405,000 were recorded. The Corporation provides deferred taxes, as required, on the undistributed net earnings of all non-U.S. subsidiaries for which the indefinite reversal criterion of APB Opinion No. 23, Accounting for Income Taxes – Special Areas, has not been met. The Corporation had a deferred tax liability of $815,000 at December 31, 2008 and a deferred tax asset of $699,000 at December 31, 2007 related to its wholly owned Bahamas subsidiary. The Corporation expects to reinvest permanently the earnings from its wholly owned Canadian subsidiary and accordingly, has not provided deferred taxes on the subsidiary’s undistributed net earnings. The following table summarizes the Corporation’s FIN 48 unrecognized tax benefits, excluding interest and correlative effects: years ended December 31 (add 000) 2008 2007 Unrecognized tax benefits at beginning of year $ 31,421 $ 29,277 Gross increases – tax positions in prior years 21,661 9,954 Gross decreases – tax positions in prior years (39,317) (4,127) Gross increases – tax positions in current year 9,165 5,246 Gross decreases – tax positions in current year (5,693) — Settlements with taxing authorities (1,755) — Lapse of statute of limitations — (8, 929) Unrecognized tax benefits at end of year $ 15,482 $ 31,421 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 25 notes to financial statements (continued ) In addition to these gross unrecognized tax benefits, the Corporation’s FIN 48 liability also included a $24,000 liability and $447,000 benefit for net federal tax benefits and other indirect benefits at December 31, 2008 and 2007, respectively. The Corporation’s FIN 48 unrecognized tax benefits are recorded in other current and other noncurrent liabilities, as appropriate, on the consolidated balance sheets. At December 31, 2008 and 2007, unrecognized tax benefits of $8,012,000 and $8,074,000, respectively, net of federal tax benefits and related to interest accruals and permanent income tax differences, would have favorably affected the Corporation’s effective tax rate if recognized. The Corporation does not expect any unrecognized tax benefits to significantly increase or decrease during the twelve months ending December 31, 2009. Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover any uncertain tax positions reviewed during any audit by taxing authorities. For the year ended December 31, 2008, $3,368,000, or $0.08 per diluted share, was reversed into income upon the effective settlement of agreed upon issues from the Internal Revenue Service examination that covered the 2004 and 2005 tax years. The Corporation’s open tax years that are subject to federal examination are 2006 through 2008. However, the Corporation has consented to extend the statute of limitations for the 2004 and 2005 tax years for the purpose of settling certain unresolved issues with respect to those tax years. For the year ended December 31, 2007, $4,781,000, or $0.11 per diluted share, was reversed into income when the statute of limitations for federal examination of the 2003 tax year expired. For the year ended December 31, 2006, $2,700,000, or $0.06 per diluted share, was reversed into income when the statute of limitations for federal examination of the 2002 tax year expired. The American Jobs Creation Act of 2004 (the “Act”) created a new tax deduction related to income from domestic (i.e., United States) production activities. This provision, when fully phased in, will permit a deduction equal to 9 percent of a company’s Qualified Production Activities Income (“QPAI”) or its taxable income, whichever is lower. The deduction is further limited to the lower of 50% of the W-2 wages attributable to domestic production activities paid by the Corporation during the year. QPAI includes, among other things, income from domestic manufacture, production, growth or extraction of tangible personal property. For 2006, the deduction was equal to 3 percent of QPAI, increasing to 6 percent for 2007 through 2009, and reaching the full 9 percent deduction in 2010. The production deduction benefit of the legislation reduced income tax expense and increased net earnings by $2,766,000, or $0.07 per diluted share, in 2008, $4,644,000, or $0.11 per diluted share, in 2007 and $2,263,000, or $0.05 per diluted share, in 2006. Note J: Retirement Plans, Postretirement and Postemployment Benefits The Corporation sponsors defined benefit retirement plans that cover substantially all employees. Additionally, the Corporation provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses, Medicare Part B reimbursement and retiree life insurance. The Corporation also provides certain benefits to former or inactive employees after employment but before retirement, such as workers’ compensation and disability benefits. The measurement date for the Corporation’s defined benefit plans, postretirement benef it plans and postemployment benefit plans was December 31 for 2008 and November 30 for 2007 and 2006. Defined Benefit Retirement Plans. The assets of the Corporation’s retirement plans are held in the Corporation’s Master Retirement Trust and are invested in listed stocks, bonds and cash equivalents. Defined retirement benefits for salaried employees are based on each employee’s years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 26 notes to financial statements (continued ) The Corporation sponsors a Supplemental Excess Retirement Plan (“SERP”) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump sum payment of vested benefits provided by the SERP. When these benefits payments exceed the sum of the service and interest costs for the SERP during a year, the Corporation recognizes a pro-rata portion of the SERP’s unrecognized actuarial loss as settlement expense. The net periodic retirement benefit cost of defined benefit plans included the following components: years ended December 31 (add 000) 2008 2007 2006 Components of net periodic benefit cost: Service cost $ 11,482 $ 12,363 $ 12,225 Interest cost 21,623 19,741 18,112 Expected return on assets (22,530) (22,474) (19,638) Amortization of: Prior service cost 686 679 742 Actuarial loss 4,287 4,473 2,860 Transition asset (1) (1) (1) Settlement charge 2,850 742 – Net periodic benefit cost $ 18,397 $ 15,523 $ 14,300 For the years ended December 31, 2008 and 2007, respectively, the Corporation recognized the following amounts in other comprehensive earnings: (add 000) 2008 2007 Actuarial loss $ 104,151 $ 11,838 Amortization of: Prior service cost (744) (679) Actuarial loss (4,643) (4,473) Transition asset 1 1 Settlement charge (2,850) (742) Total $ 95,915 $ 5,945 Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost at December 31: 2008 2007 (add 000) Gross Net of tax Gross Net of tax Prior service cost $ 4,329 $ 2,617 $ 4,859 $ 2,938 Actuarial loss 166,958 100,925 70,527 42,639 Transition asset (15) (9) (16) (10) Total $ 171,272 $ 103,533 $ 75,370 $ 45,567 The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2009 are $655,000 (net of a deferred tax asset of $259,000), $15,834,000 (net of a deferred tax asset of $6,262,000) and $1,000, respectively, and are included in accumulated other comprehensive loss at December 31, 2008. The defined benefit plans’ change in projected benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follows: years ended December 31 (add 000) 2008 2007 Change in projected benefit obligation: Net projected benefit obligation at beginning of year $ 352,003 $ 333,103 Service cost 11,482 12,363 Interest cost 21,623 19,741 Actuarial loss 1,287 1,191 Gross benefits paid (17,232) (14,395) Elimination of early measurement date: Additional month of service cost and interest cost 2,752 – Additional month of benefits paid (985) – Net projected benefit obligation at end of year $ 370,930 $ 352,003 years ended December 31 (add 000) 2008 2007 Change in plan assets: Fair value of plan assets at beginning of year $ 287,763 $ 275,044 Actual return on plan assets, net (80,334) 11,839 Employer contributions 16,701 15,275 Gross benefits paid (17,232) (14,395) Elimination of early measurement date: Additional month of return on assets 1,872 – Additional month of employer contributions 4 – Additional month of benefits paid (985) – Fair value of plan assets at end of year $ 207,789 $ 287,763 December 31 (add 000) 2008 2007 Funded status of the plan at end of year $ (163,141) $ (64,240) Employer contributions subsequent to measurement date – 4 Net accrued benefit cost $ (163,141) $ (64,236) Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 27 notes to financial statements (continued ) December 31 (add 000) 2008 2007 Amounts recognized in consolidated balance sheets consist of: Current liability $ (828) $ (4,120) Noncurrent liability (162,313) (60,116) Net amount recognized at end of year $ (163,141) $ (64,236) The accumulated benefit obligation for all defined benefit pension plans was $333,833,000 and $313,592,000 at December 31, 2008 and 2007, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were and $370,930,000, $333,833,000 and $207,789,000, respectively, at December 31, 2008 and $351,339,000, $313,592,000 and $287,076,000, respectively, at December 31, 2007. Weighted-average assumptions used to determine benefit obligations as of December 31 are: 2008 2007 Discount rate 6.11% 6.09% Rate of increase in future compensation levels 5.00% 5.00% Weighted-average assumptions used to determine net periodic retirement benefit cost for years ended December 31 are: 2008 2007 2006 Discount rate 6.09% 5.70% 5.83% Rate of increase in future compensation levels 5.00% 5.00% 5.00% Expected long-term rate of return on assets 8.00% 8.25% 8.25% The Corporation’s expected long-term rate of return on assets is based on a historical returns for the projected mix of pension plan assets. At December 31, 2008 and 2007, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the pension plans. The pension plan asset allocation at December 31, 2008 and 2007 and target allocation for 2008 by asset category are as follows: Percentage of Plan AssetsDecember 31 Target Asset Category Allocation 2008 2007 Equity securities 60% 37% 59% Debt securities 39% 33% 39% Cash 1% 30% 2% Total 100% 100% 100% At December 31, 2008, the Corporation’s pension plan asset allocation was more heavily weighted toward cash investments as the Corporation changed investment managers effective January 1, 2009 and further diversified its portfolio and risk of returns. The Corporation’s target allocation for 2009 is as follows: Percentage of Asset Category Plan Assets Equity securities 54% Debt securities 36% Real estate 5% Hedge funds 5% Total 100% The Corporation’s investment strategy is for approximately two-thirds of the equity securities to be invested in mid- sized to large capitalization funds with the remaining to be invested in small capitalization, emerging markets and international funds. Fixed income investments are invested in funds with the objective of exceeding the return of the Barclays Capital Aggregate Bond Index. The portfolio will also include small positions in real estate and hedge funds. In 2008, the Corporation made pension contributions of $16,701,000, of which $12,013,000 was voluntary. In 2007, the Corporation made pension contributions of $15,275,000, of which $12,042,000 was voluntary. The Corporation’s estimate of contributions to its pension and SERP plans in 2009 ranges from $7,500,000 to $36,000,000, depending on final interpretations of funding requirements under the Pension Protection Act of 2006. However, under certain funding choices, the Corporation may be able to defer 2009 contributions until 2010 and beyond. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 28 notes to financial statements (continued ) The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows: (add 000) 2009 $ 19,149 2010 $ 21,089 2011 $ 23,214 2012 $ 25,047 2013 $ 21,912 Years 2014-2018 $ 130,060 Postretirement Benefits. The net periodic postretirement benefit cost of postretirement plans included the following components: years ended December 31 (add 000) 2008 2007 2006 Components of net periodic benefit cost: Service cost $ 582 $ 639 $ 551 Interest cost 2,773 2,802 2,677 Amortization of: Prior service credit (1,490) (1,294) (1,294) Actuarial gain (70) (95) (238) Total net periodic benefit cost $ 1,795 $ 2,052 $ 1,696 For the years ended December 31, 2008 and 2007, respectively, the Corporation recognized the following amounts in other comprehensive earnings: (add 000) 2008 2007 Actuarial gain $ (435) $ (2,994) Prior service credit – (1,581) Amortization of: Prior service credit 1,614 1,294 Actuarial gain 75 95 Total $ 1,254 $ (3,186) Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost at December 31: 2008 2007 (add 000) Gross Net of tax Gross Net of tax Prior service credit $ (9,703) $ (5,865) $ (11,317) $ (6,841) Actuarial loss 36 21 396 239 Total $ (9,667) $ (5,844) $ (10,921) $ (6,602) The prior service credit and actuarial gain expected to be recognized in net periodic benefit cost during 2009 are $1,490,000 (net of a deferred tax liability of $589,000) and $84,000 (net of deferred tax liability of $33,000), respectively, and are included in accumulated other comprehensive loss. The postretirement health care plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized in the Corporation’s consolidated balance sheets are as follows: years ended December 31 (add 000) 2008 2007 Change in benefit obligation: Net benefit obligation at beginning of year $ 47,259 $ 53,316 Service cost 582 639 Interest cost 2,773 2,802 Participants’ contributions 1,338 1,350 Actuarial gain (435) (4,345) Plan amendments – (1,581) Gross benefits paid (4,611) (5,317) Federal subsidy on benefits paid 369 395 Elimination of early measurement date: Additional month of service cost and interest cost 280 – Additional month of benefits paid (481) – Net benefit obligation at end of year $ 47,074 $ 47,259 years ended December 31 (add 000) 2008 2007 Change in plan assets: Fair value of plan assets at beginning of year $ – $ – Employer contributions 2,904 3,572 Participants’ contributions 1,338 1,350 Gross benefits paid (4,611) (5,317) Federal subsidy on benefits paid 369 395 Elimination of early measurement date: Additional month employer contributions 481 – Additional month of benefits paid (481) – Fair value of plan assets at end of year $ – $ – December 31 (add 000) 2008 2007 Funded status of the plan at end of year $ (47,074) $ (47,259) Employer contributions subsequent to measurement date – 482 Accrued benefit cost $ (47,074) $ (46,777) Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 29 notes to financial statements (continued ) December 31 (add 000) 2008 2007 Amounts recognized in consolidated balance sheets consist of: Current liability $ (2,900) $ (5,000) Noncurrent liability (44,174) (41,777) Net amount recognized at end of year $ (47,074) $ (46,777) In accordance with the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Corporation receives a non-taxable subsidy from the federal government as the Corporation sponsors prescription drug benefits to retirees that are “actuarially equivalent” to the Medicare benefit. The Corporation’s postretirement health care plans’ benefit obligation reflects the effect of the federal subsidy. Weighted- average assumptions used to determine the postretirement benefit obligations as of December 31 are: 2008 2007 Discount rate 6.03% 5.96% Weighted-average assumptions used to determine net postretirement benefit cost for the years ended December 31 are: 2008 2007 2006 Discount rate 5.96% 5.63% 5.72% At December 31, 2008 and 2007, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the postretirement plans. Assumed health care cost trend rates at December 31 are: 2008 2007 Health care cost trend rate assumed for next year 8.0% 8.5% Rate to which the cost trend rate gradually declines 5.0% 5.5% Year the rate reaches the ultimate rate 2015 2013 Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage- point change in assumed health care cost trend rates would have the following effects: One Percentage Point (add 000) Increase (Decrease) Total service and interest cost components $ 98 $ (82) Postretirement benefit obligation $ 1,746 $ (1,483) The Corporation’s estimate of its contributions to its postretirement health care plans in 2009 is $2,900,000. The expected gross benefit payments and expected federal subsidy to be received for each of the next five years and the five-year period thereafter are as follows: Gross Benefit Expected (add 000) Payments Federal Subsidy 2009 $ 2,900 $ 532 2010 $ 3,688 $ 588 2011 $ 3,847 $ 654 2012 $ 3,931 $ 728 2013 $ 3,966 $ 814 Years 2014-2018 $ 19,115 $ 5,648 Defined Contribution Plans. The Corporation maintains two defined contribution plans that cover substantially all employees. These plans, qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $5,553,000 in 2008, $5,405,000 in 2007 and $5,215,000 in 2006. Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,343,000 and $1,625,000 at December 31, 2008 and 2007, respectively. Note K: Stock-Based Compensation The shareholders approved, on May 23, 2006, the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). The Corporation has been authorized by the Board of Directors to repurchase shares of the Corporation’s common stock for issuance under the Plans. Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. The Corporation granted Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 30 notes to financial statements (continued ) 187,045 employee stock options during 2008. Options granted in years subsequent to 2004 become exercisable in four annual installments beginning one year after date of grant and expire eight years from such date. Options granted prior to January 1, 2005 become exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date. The Plans provide that each nonemployee director receives 3,000 non-qualified stock options annually. During 2008, the Corporation granted 24,000 options to nonemployee directors. These options have an exercise price equal to the market value at the date of grant, vest immediately and expire ten years from the grant date. The following table includes summary information for stock options for employees and nonemployee directors as of December 31, 2008: Weighted- Weighted- Average Aggregate Average Remaining Intrinsic Number of Exercise Contractual Value Options Price Life (years) (add 000) Outstanding at January 1, 2008 921,615 $ 74.17 Granted 211,045 $ 117.77 Exercised (85,739) $ 48.82 Terminated (1,523) $ 109.15 Outstanding at December 31, 2008 1,045,398 $ 85.00 5.7 $ 12,632 Exercisable at December 31, 2008 648,717 $ 64.36 5.2 $ 21,228 The weighted-average grant-date exercise price of options granted during 2008, 2007 and 2006 was $117.77, $151.92 and $89.02, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2008, 2007 and 2006 were $5,524,000, $61,363,000 and $58,960,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic value for options outstanding and exercisable at December 31, 2008 was based on the closing price of the Corporation’s common stock at December 31, 2008, which was $97.08. Additionally, an incentive stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Corporation’s common stock at a 20% discount to the market value on the date of the incentive compensation award. Certain executive officers are required to participate in the incentive stock plan at certain minimum levels. Participants earn the right to receive unrestricted shares of common stock in an amount equal to their respective units generally at the end of a 34-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period, with the exception of dividend equivalents that are paid on the units during the vesting period. The Corporation grants restricted stock awards under the Plans to a group of executive officers and key personnel. Certain restricted stock awards are based on specific common stock performance criteria over a specified period of time. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. The following table summarizes information for incentive stock awards and restricted stock awards as of December 31, 2008: Incentive Stock Restricted Stock Weighted-Weighted- Average Average Number of Grant-Date Number of Grant-Date Awards Fair Value Awards Fair Value January 1, 2008 46,948 $ 101.65 439,797 $ 81.15 Awarded 18,768 $ 123.28 135,888 $ 118.82 Distributed (25,520) $ 92.24 (77,158) $ 58.39 Forfeited (204) $ 68.30 (3,406) $ 102.23 December 31, 2008 39,992 $ 117.74 495,121 $ 94.58 The weighted-average grant-date fair value of incentive compensation awards granted dur ing 2008, 2007 and 2006 was $123.28, $117.56 and $91.05, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2008, 2007 and 2006 was $118.82, $142.89 and $88.85, respectively. The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2008 were $116,000 and $48,066,000, respectively, and were Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 31 notes to financial statements (continued ) based on the closing price of the Corporation’s common stock at December 31, 2008, which was $97.08. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2008, 2007 and 2006 were $147,000, $2,979,000 and $1,970,000, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2008, 2007 and 2006 were $7,138,000, $6,768,000 and $765,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution. At December 31, 2008, there are approximately 911,000 awards available for grant under the Plans. In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2008, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000. Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 5,790, 3,672 and 7,263 shares of the Corporation’s common stock under this plan during 2008, 2007 and 2006, respectively. The following table summarizes stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006, unrecognized compensation cost for non- vested awards at December 31, 2008 and the weighted- average period over which unrecognized compensation cost is expected to be recognized: Incentive Restricted Compen( add 000, except) Stock Stock sation Directors’ year data) Options Awards Awards Awards Total Stock-based compensation expense recognized for years ended December 31: 2008 $ 7,830 $ 12,982 $ 439 $ 614 $ 21,865 2007 $ 7,740 $ 10,897 $ 493 $ 557 $ 19,687 2006 $ 5,897 $ 6,410 $ 474 $ 657 $ 13,438 Unrecognized compensation cost at December 31, 2008: $ 5,933 $ 17,694 $ 350 $ 161 $ 24,138 Weighted-average period over which unrecognized compensation cost to be recognized: 2.0 years 2.4 years 1.5 years –– For the years ended December 31, 2008, 2007 and 2006, the Corporation recognized a tax benefit related to stock- based compensation of $3,716,000, $27,209,000 and $24,112,000, respectively. The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2008: (add 000) 2009 $ 12,442 2010 7,257 2011 3,485 2012 944 2013 10 Total $ 24,138 Stock- based compensation expense is included in selling, general and administrative expenses on the Corporation’s consolidated statements of earnings. Note L: Leases Total lease expense for operating leases was $65,097,000, $64,717,000 and $72,248,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The Corporation’s operating leases generally contain renewal and/ or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $42,065,000, $40,673,000 and $43,751,000 for the years ended December 31, 2008, 2007 and 2006, resp ectively. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 32 notes to financial statements (continued ) The Corporation has capital lease agreements, expiring in 2010, for machinery and equipment. Current and long- term capital lease obligations are included in other current liabilities and other noncurrent liabilities, respectively, in the consolidated balance sheet. Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2008 are as follows: Capital Operating (add 000) Leases Leases 2009 $ 137 $ 79,140 2010 308 56,240 2011 —52,033 2012 —44,909 2013 —40,990 Thereafter —158,322 Total 445 $ 431,634 Less imputed interest (22) Present value of minimum lease payments 423 Less current capital lease obligations (121) Long-term capital lease obligations $ 302 Of the total future minimum commitments for operating leases, $208,000,000 is related to the Corporation’s contracts of affreightment. Note M: Shareholders’ Equity The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2008, approximately 2,899,000 common shares were reserved for issuance under stock-based plans. At December 31, 2008 and 2007, there were 828 and 868, respectively, shareholders of record. Pursuant to authority granted by its Board of Directors, the Corporation can repurchase common stock through open purchases. The Corporation did not repurchase any shares of common stock during the year ended December 31, 2008. However, $24,017,000 in cash was used during January 2008 to settle common stock repurchases made as of December 31, 2007. The Corporation repurchased 4,189,100 shares at an aggregate price of $575,181,000 in 2007 and 1,874,200 shares at an aggregate price of $172,888,000 in 2006. In August 2007, the Board authorized the Corporation to repurchase an additional 5,000,000 shares of its common stock. At December 31, 2008, 5,041,900 shares of common stock were remaining under the Corporation’s repurchase authorization. In addition to common stock, the capital structure includes 10,000,000 shares of preferred stock with a par value of $0.01 a share. 100,000 shares of Class A Preferred Stock were reserved for issuance under the Corporation’s 1996 Rights Agreement that expired by its own terms on October 21, 2006. Upon its expiration, the Board of Directors adopted a new Rights Agreement (the “Rights Agreement”) and reserved 200,000 shares of Junior Participating Class B Preferred Stock for issuance. In accordance with the Rights Agreement, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 2006, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15 percent or more of the Corporation’s common stock, each right (other than rights owned by such person or group) entitles its holder to purchase, for an exercise price of $315 per share, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination the reof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2016, if not terminated sooner. The Corporation’s Rights Agreement provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.001 per right. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 33 notes to financial statements (continued ) Note N: Commitments and Contingencies The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of those actions at this time, in the opinion of management and counsel, it is unlikely that the outcome of such litigation and other proceedings, including those pertaining to environmental matters (see Note A), will have a material adverse effect on the results of the Corporation’s operations, its cash flows or financial position. Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its aggregates mining process. The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2008, 2007 and 2006 were $4,520,000, $2,042,000 and $2,033,000, respectively, and are included in other operating income and expenses, net, on the consolidated statements of earnings. The provisions of FAS 143 require the projected estimated reclamation obligation to include a market risk premium which represents the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future. However, due to the average remaining quarry life exceeding 60 years at normalized production rates and the nature of quarry reclamation work, the Corporation believes that it is impractical for external parties to agree to a fixed price today. Therefore, a market risk premium has not been included in the estimated reclamation obligation. The following shows the changes in the asset retirement obligations for the years ended December 31: (add 000) 2008 2007 Balance at January 1 $ 39,148 $ 25,234 Accretion expense 2,212 1,363 Liabilities incurred 676 2,576 Liabilities settled (1,302) (811) Revisions in estimated cash flows (1,294) 10,786 Balance at December 31 $ 39,440 $ 39,148 During 2007, the Corporation revised its estimates for plant removal costs based on recent experience with such activities for fully reclaimed locations. Other Environmental Matters. The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation’s operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Corporation’s operations, and such permits are subject to modification, renewal and revocation. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental remediation liability is inherent in the operation of the Corporation’s businesses, as it is with other companies engaged in similar businesses. The Corporation has no material provisions for environmental remediation liabilities and does not believe such liabilities will have a material adverse effect on the Corporation in the future. Insurance Reserves and Letters of Credit. The Corporation has insurance coverage for workers’ compensation, automobile liability, marine liability and general liability claims with deductibles ranging from $250,000 to $3,000,000. The Corporation is also self-insured for health claims. During 2008 and 2007, the Corporation decreased its accrual for incurred but not reported casualty claims based on the Corporation’s rece nt claims experience. The changes in estimate increased 2008 net earnings by $1,411,000, or $0.03 per diluted share, and 2007 net earnings by $1,981,000, or $0.05 per diluted share. At December 31, 2008 and 2007, reserves of approximately $27,384,000 and $28,661,000, respectively, were recorded for all such insurance claims. In connection with its insurance deductibles, the Corporation has entered into standby letter of credit agreements in the amount of $23,060,000 at December 31, 2008. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 34 notes to financial statements (continued ) Surety Bonds. In the normal course of business, at December 31, 2008, the Corporation was contingently liable for $111,692,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. Certain of these obligations, including those for asset retirement requirements, are accrued on the Corporation’s consolidated balance sheets. Four of these bonds total $40,710,000, or 36% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance company, Safeco Corporation, a subsidiary of Liberty Mutual Group, against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments. Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $8,199,000 as of December 31, 2008. The Corporation also had other purchase obligations related to energy and service contracts of $52,338,000 as of December 31, 2008. The Corporation’s contractual purchase commitments as of December 31, 2008 are as follows: (add 000) 2009 $ 34,532 2010 17,308 2011 6,816 2012 1,881Total $ 60,537 Employees. The Corporation had approximately 4,900 employees at December 31, 2008. Approximately 14% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. Note O: Business Segments The Corporation currently conducts its aggregates operations through three reportable business segments: Mideast Group, Southeast Group and West Group. The Corporation also has a Specialty Products segment that produces magnesia-based chemicals products and dolomitic lime. These segments are consistent with the Corporation’s current management reporting structure. The accounting policies used for segment reporting are the same as those described in Note A. The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Earnings from operations are net sales less cost of sales, selling, general and administrative expenses, and research and development expenses; include other operating income and expenses; and exclude interest expense, other nonoperating income and expenses, net, and income taxes. Corporate earnings from operations primarily include depreciation on capitalized interest, expenses for corporate administrative functions, unallocated corporate expenses and other nonrecurring and/or non-operational adjustments excluded from the Corporation’s evaluation of business segment performance and resource allocation. All debt and related interest expense is held at Corporate. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash and cash equivalents, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The following tables display selected financial data for the Corporation’s reportable business segments for each of the three years in the period ended December 31, 2008. Selected Financial Data by Business Segment years ended December 31 (add 000) Total revenues 2008 2007 2006 Mideast Group $ 620,587 $ 727,486 $ 716,721 Southeast Group 550,491 531,898 541,300 West Group 762,170 763,848 753,193 Total Aggregates Business 1,933,248 2,023,232 2,011,214 Specialty Products 186,833 171,672 166,561 Total $ 2,120,081 $ 2,194,904 $ 2,177,775 Net sales Mideast Group $ 580,391 $ 682,459 $ 662,125 Southeast Group 449,490 456,770 454,139 West Group 666,262 662,223 649,919 Total Aggregates Business 1,696,143 1,801,452 1,766,183 Specialty Products 167,189 154,425 150,715 Total $ 1,863,332 $ 1,955,877 $ 1,916,898 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 35 notes to financial statements (continued ) Gross profit 2008 2007 2006 Mideast Group $ 219,548 $ 287,879 $ 259,921 Southeast Group 76,720 108,040 96,233 West Group 136,415 134,189 140,673 Total Aggregates Business 432,683 530,108 496,827 Specialty Products 41,831 43,374 33,511 Corporate (4,159) (4,603) (7,809) Total $ 470,355 $ 568,879 $ 522,529 Selling, general and administrative expensesMideast Group $ 45,109 $ 45,748 $ 43,565 Southeast Group 26,069 25,900 24,047 West Group 44,479 46,156 44,959 Total Aggregates Business 115,657 117,804 112,571 Specialty Products 9,989 10,316 10,954 Corporate 25,702 27,066 23,140 Total $ 151,348 $ 155,186 $ 146,665 Earnings from operationsMideast Group $ 187,176 $ 246,644 $ 223,969 Southeast Group 47,975 84,305 72,931 West Group 95,803 98,778 99,886 Total Aggregates Business 330,954 429,727 396,786 Specialty Products 28,136 32,888 22,528 Corporate (35,800) (31,688) (31,546) Total $ 323,290 $ 430,927 $ 387,768 Assets employed Mideast Group $ 831,139 $ 780,074 $ 729,200 Southeast Group 801,776 519,681 475,941 West Group 1,060,206 1,072,808 1,020,572 Total Aggregates Business 2,693,121 2,372,563 2,225,713 Specialty Products 103,949 98,718 95,511 Corporate 235,432 212,524 185,197 Total $ 3,032,502 $ 2,683,805 $ 2,506,421 Depreciation, depletion and amortizationMideast Group $ 55,173 $ 51,038 $ 49,257 Southeast Group 41,196 31,032 27,268 West Group 52,913 49,539 46,053 Total Aggregates Business 149,282 131,609 122,578 Specialty Products 8,052 6,906 7,692 Corporate 13,795 11,823 11,159 Total $ 171,129 $ 150,338 $ 141,429 Total property additions 2008 2007 2006 Mideast Group $ 107,217 $ 94,491 $ 71,332 Southeast Group 262,104 58,637 51,252 West Group 63,750 90,446 115,726 Total Aggregates Business 433,071 243,574 238,310 Specialty Products 11,814 10,508 12,985 Corporate 8,642 19,251 14,681 Total $ 453,527 $ 273,333 $ 265,976 Property additions through acquisitions Mideast Group $ 12,021 $ — $ — Southeast Group 169,630 — — West Group — 5,513 — Total Aggregates Business 181,651 5,513 — Specialty Products 2,000 — — Corporate — — — Total $ 183,651 $ 5,513 $ — Property additions in 2008 and 2007 also include $11,630,000 and $2,897,000, respectively, of land acquired through noncash transactions for the Mideast Group. The product lines, asphalt, ready mixed concrete, road paving and other, are considered internal customers of the core aggregates business. The following tables display total revenues and net sales by product line for the years ended December 31: (add 000) Total revenues 2008 2007 2006 Aggregates $ 1,808,751 $ 1,901,671 $ 1,892,894 Asphalt 54,036 56,285 56,612 Ready Mixed Concrete 36,981 41,126 35,421 Road Paving 14,184 13,453 17,657 Other 19,296 10,697 8,630 Total Aggregates Business 1,933,248 2,023,232 2,011,214 Specialty Products 186,833 171,672 166,561 Total $ 2,120,081 $ 2,194,904 $ 2,177,775 Net sales Aggregates $ 1,594,537 $ 1,694,100 $ 1,657,359 Asphalt 46,340 47,569 48,832 Ready Mixed Concrete 36,937 41,126 35,421 Road Paving 14,184 13,453 17,657 Other 4,145 5,204 6,914 Total Aggregates Business 1,696,143 1,801,452 1,766,183 Specialty Products 167,189 154,425 150,715 Total $ 1,863,332 $ 1,955,877 $ 1,916,898 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 36 notes to financial statements (continued ) The following table presents domestic and foreign total revenues for the years ended December 31: (add 000) 2008 2007 2006 Domestic $ 2,070,991 $ 2,152,421 $ 2,135,744 Foreign 49,090 42,483 42,031 Total $ 2,120,081 $ 2,194,904 $ 2,177,775 Note P: Supplemental Cash Flow Information The following table presents supplemental cash flow information for the years ended December 31: (add 000) 2008 2007 2006 Noncash investing and financing activities: Issuance of notes payable for acquisition of land $ 11,500 $ 2,897 $ –– Note receivable issued in connection with divestiture $ 300 $ –– $ –– Acquisition of land through settlement of notes receivable $ 130 $ –– $ –– Machinery and equipment acquired through capital leases $ –– $ –– $ 274 The following table presents the components of the change in other assets and liabilities, net, for the years ended December 31: (add 000) 2008 2007 2006 Other current and noncurrent assets $ (2,432) $ 802 $ (6,878) Notes receivable (531) 327 5,833 Accrued salaries, benefits and payroll taxes (3,292) (3,747) 951 Accrued insurance and other taxes (1,704) (7,174) (7,285) Accrued income taxes 14,341 18,448 14,679 Accrued pension, postretirement and postemployment benefits 306 125 (281) Other current and noncurrent liabilities (11,126) 20,867 3,303 Total $ (4,438) $ 29,648 $ 10,322 Note Q: Other Operating Income and Expenses, Net During the fourth quarter of 2008, the Corporation terminated certain employees as part of a reduction in workforce designed to control its cost structure. Based on the terms of the severance arrangements, the Corporation accrued $5,400,000 of severance and other termination benefits at the communication date in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The charge for the reduction in workforce was included in other operating income and expenses, net, on the consolidated statement of earnings for the year ended December 31, 2008. Of the total charge, approximately $4,174,000 will be paid subsequent to December 31, 2008. During 2008, the Corporation wrote off $1,678,000 of machinery and equipment and $1,632,000 of prepaid royalties related to its structural composites product line. The total write off, which was included in other operating income and expenses, net, on the consolidated statement of earnings for the year ended December 31, 2008, decreased net earnings by $2,001,000, or $0.05 per diluted share. In connection with the evaluation of a number of strategic initiatives to enhance the business and create shareholder value, the Corporation incurred $3,588,000 in nonrecurring professional fees during 2008. These fees, which were recorded in other operating income and expenses, net, on the consolidated statement of earnings for the year ended December 31, 2008, decreased net earnings by $2,169,000, or $0.05 per diluted share. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 37 management ’s discussion & analysis of financial condition & results of operations INTRODUCTORY OVERVIEW Martin Marietta Materials, Inc., (the “Corporation”) is a leading producer of construction aggregates. The Aggregates business includes the following reportable segments, primary markets and primary product lines: aggregates business Reportable Segments Mideast Group Southeast Group West Group Primary Markets Indiana, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, Tennessee, Nova Scotia and the Bahamas Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Washington and Wyoming Primary Product Lines Aggregates (stone, sand and gravel) Aggregates (stone, sand and gravel) Aggregates (stone, sand and gravel), asphalt, ready mixed concrete and road paving The Corporation’s Specialty Products segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime used in the steel industry. The overall areas of focus for the Corporation include the following: • Maximize long-term shareholder return by pursuing sound growth and earnings objectives; • Conduct business in compliance with applicable laws, rules, regulations and the highest ethical standards; • Provide a safe and healthy workplace for the Corporation’s employees; and • Reflect all aspects of good citizenship by being responsible neighbors. Notable items regarding the Corporation’s financial condition and 2008 operating results include: • Return, assuming reinvestment of dividends, on the Corporation’s common stock price in 2008 exceeded the returns on the S&P 500 Materials Index and the S&P 500 Index; • Return on shareholders’ equity of 17.9% in 2008; • Earnings per diluted share of $4.20; • Petroleum-based product expense increased $30 million, or $0.43 per diluted share; • Heritage aggregates product line pricing increase of 6.7%, offset by a volume decrease of 13.1%; • Effective management of controllable costs as evidenced by selling, general and administrative expenses decreasing $3.8 million in 2008 compared with 2007; • Reduction of headcount by 8% to approximately 4,900 employees; other operating income and expenses, net, includes a pretax charge of $5.4 million related to the reduction in workforce; • Completion of 3 acquisitions, including 6 locations in Georgia and Tennessee in an asset exchange transaction with Vulcan Materials Company; • Issuance of $300 million of 6.6% Senior Notes due in 2018; • Refinancing of $200 million of 5.875% Notes on December 1, 2008 via issuance of 2.56% floating rate debt; • Ratio of consolidated debt-to-consolidated EBITDA, as defined in the Corporation’s $325 million credit agreement, of 2.67 times for the trailing twelve months ended December 31, 2008; • Capital expenditures of $258 million focused on capacity expansion and efficiency improvement projects in high- growth areas and at fixed-based quarries serving long-haul high-growth markets, along with a continuing investment in land with long-term mineral reserves to serve high- growth markets; • Continued maximization of transportation and materials options created by the Corporation’s long-haul distribution network; • Strong financial results by the Specialty Products segment, including record net sales; segment’s results include a $3.3 million pretax charge to write off certain assets related to the structural composites product line; • Improvement in employee safety performance as measured by total injury incidence and lost-time incidence rates; and Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 38 management ’s discussion & analysis of financial condition & results of operations (continued ) • Management’s assessment and the independent auditors’ opinion that the Corporation’s system of internal control over financial reporting was effective as of December 31, 2008. In 2009, the operating plan will track consistently with the past year as the Corporation continues to manage the business during this protracted economic recession. Risks that are typical for the aggregates industry and the Corporation specifically become more pronounced as the recession continues. In 2009, management will emphasize, among other things, the following initiatives: • Maintaining a strict focus on cost containment; • Preserving cash, maintaining liquidity and keeping the Corporation’s financial base strong; • Effectively serving high-growth markets, particularly in the Southeast and Southwest; • Continuing to build a competitive advantage from the Corporation’s long-haul distribution network; • Using best practices and information technology to drive cost performance; • Investing in acquisitions of value-added aggregates operations; • Continuing the strong performance and operating results of the Specialty Products segment; • Increasing the Corporation’s operating margin toward its targeted goal of a 1,000-basis-point improvement in operating margin over the 5-year period ending December 31, 2012; • Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business; • Returning cash to shareholders through sustainable dividends; and • Continuing to focus on the Corporation’s safety performance. Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results. Aggregates Economic Considerations The construction aggregates industry is a mature and cyclical business dependent on activity within the construction marketplace. The principal end-users are in public infrastructure (e.g., highways, bridges, schools and prisons); commercial construction (e.g., manufacturing and distribution facilities, energy facilities including wind farms and ethanol plants, office buildings, large retailers and wholesalers, and malls); and residential construction (housing and subdivisions). Aggregates products are also used in the railroad, environmental and agricultural industries as illustrated by the following examples. Ballast is an aggregates product used to line trackbeds of railroads and, increasingly, concrete rail ties are being used as a substitute for wooden ties. High-calcium limestone is used as a supplement in animal feed, as a soil acidity neutralizer and agricultural growth enhancer, and also as a filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade calcium limestone is used as a desulfurization material in utility plants. Limestone can also be used to absorb moisture and dry up areas around building foundations. Stone is used as a stabilizing material to control erosion at ocean beaches, inlets, rivers and streams. As discussed further under the section Aggregates Industry and Corporation Trends on pages 48 through 50, end-user markets respond to changing economic conditions in different ways. Public infrastructure construction is ordinarily more stable than commercial and residential construction due to funding from federal, state and local governments, with approximately half from the federal government and the other half from state and local governments. The Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”) is the current federal highway legislation providing funding of $286.4 billion over the six-year period ending September 30, 2009. However, infrastructure spending in 2008 was negatively affected by the overall weakness in the United States economy and fewer miles driven by the United States’ population, which leads to lower tax revenues and state government budget deficits. Further, rising construction and materials prices are both constraining state infrastructure budgets. Additionally, lack of access to the capital markets and higher interest rates have precluded many state and local governments from issuing bonds that would provide financing for construction projects. In February 2009, President Obama signed into law an economic stimulus plan in an effort to resuscitate the economy. Management believes this plan will provide the impetus for increased construction activity to address not only jobs Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 39

M A N A G E M E N T ‘ S D I S C U S S I O N & A N A L Y S I S O F F I N A N C I A L C O N D I T I O N & R E S U L T S O F O P E R A T I O N S ( C O N T I N U E D )
creation, but importantly the underlying demand in the infrastructure and industrial-related commercial markets. Management estimates that for every $1 million that is spent directly on highways, roads and bridges, approximately 10,000 tons of construction aggregates are required. The Corporation’s quarries are well positioned to serve and also have the productive capacity to meet expected increases in demand in the latter half of 2009 and into 2010. Management also anticipates that other components of the stimulus plan will result in increased construction activity. See further discussion in the section Federal and State Highway Appropriations on pages 53 through 55. Commercial and residential construction levels are interest rate-sensitive and typically move in a direct correlation with economic cycles. The commercial construction market declined in 2008, notably from a lack of credit availability and fell most significantly beginning in September 2008. Additionally, continued weakness in the residential construction market negatively affected the commercial construction market. The residential construction market, which accounted for approximately 9 percent of the Corporation’s aggregates shipments in 2008, remained dismal. In response to a weak economic outlook and increasing downside risks to growth, the Federal Reserve cut the federal funds rate seven times in 2008 which reduced the rate by 425 basis points to zero percent. Typically, the economy feels the effects of a significant cut in the federal funds rate 6 to 12 months later. However, the overall weakness in the economy and the financial institutions crisis may delay or negate the impact of the federal funds rate cuts. In 2008, the Corporation shipped 159.4 million tons of aggregates to customers in 29 states, Canada, the Bahamas and the Caribbean Islands from 273 quarries, underground mines and distribution yards. While the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five revenue-generating states - North Carolina, Texas, Georgia, Iowa and Florida — accounted for approximately 60% of its 2008 net sales by state of destination, while the top ten revenue-generating states accounted for approximately 79% of its 2008 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability. Aggregates Industry Considerations Since the construction aggregates business is conducted outdoors, seasonal changes, wet weather and other weather-related conditions, such as droughts or hurricanes, significantly affect the shipments, production schedules and profitability of the aggregates industry. The financial results of the first quarter are generally significantly lower than the financial results of the other quarters due to winter weather. While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is locating suitable deposits that can be economically mined at locations that qualify for regulatory permits and are in close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This is becoming more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; acquire land around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; develop underground mines; and create a competitive advantage with its long-haul distribution network. This network moves aggregates materials from domestic and offshore sources, via rail and water, to markets where aggregates supply is limited. The movement of aggregates materials through long-haul networks introduces risks to operating results as discussed more fully under the sections Analysis of Gross Margin and Transportation Exposure on pages 47 and 48 and pages 58 through 60, respectively. The construction aggregates industry has been consolidating, and the Corporation has actively participated in the consolidation of the industry. When acquired, new locations sometimes do not satisfy the Corporation’s internal
Martin Marietta Materials, Inc. and Consolidated Subsidiariespage 40

management ’s discussion & analysis of financial condition & results of operations (continued ) estimated population movement Top 10 Revenue- Generating States of Aggregates Business Population Rank in 2000 Rank in Estimated Change in Population From 2000 to 2030 Estimated Rank in Population in 2030 North Carolina 11 7 7 Texas 2 4 2 Georgia 10 8 8 Iowa 30 48 34 Florida 4 3 3 Louisiana 22 41 26 South Carolina 26 19 23 Indiana 14 31 18 Alabama 23 35 24 Ohio 7 47 9 Source: United States Census Bureau safety, maintenance and pit development standards and may require additional resources before benefits of the acquisitions are fully realized. Management expects a shift in the industry consolidation trend as the number of suitable small to mid-sized acquisition targets in high-growth markets declines. However, acquisition opportunities may increase in the short term as large, multinational competitors may be forced to sell assets acquired in recent transactions to generate cash to fund debt obligations. During the recent period of fewer acquisition opportunities, the Corporation has focused on investing in internal expansion projects in high-growth markets and on divesting underperforming operations. Aggregates Financial Considerations The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 56 through 58. Operating results and financial performance are sensitive to volume changes. However, the shift in pricing dynamics within the industry, beginning in 2005, has provided management with the opportunity to increase prices at a higher rate and/or with greater frequency than historical averages. This pricing improvement partially offset the impact of the 13% decline in volume in the heritage aggregates product line in 2008. The production of construction-related aggregates also requires the use of diesel fuel. Therefore, fluctuations in diesel fuel pricing directly affect operating results. The Corporation does not hedge its diesel fuel price risk, but instead focuses on volume-related price breaks, fuel efficiency and consumption. Management evaluates financial performance in a variety of ways. In particular, gross margin excluding freight and delivery revenues is a signifi cant measure of financial per formance reviewed by management on a site-by-site basis. Management also reviews changes in average selling prices, costs per ton produced, tons produced per paid man hour and return on invested capital, along with other key financial and nonfinancial data. Changes in average selling prices demonstrate economic and competitive conditions, while changes in costs per ton produced and tons produced per paid man hour are indicative of operating efficiency and economic conditions. Other Business Considerations The Corporation, through its Specialty Products segment, also produces dolomitic lime and magnesia-based chemicals. The dolomitic lime business, 28% of Specialty Products’ 2008 net sales, is dependent on the highly-cyclical steel industry and operating results are affected by changes in that industry. In the chemical products business, management is focusing on higher-margin specialty chemicals that can be produced at volumes that support efficient operations. Sales of chemicals products in 2008 were enhanced by the acquisition of the Elastomag® product line from Morton International, Inc. A significant portion of cost related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 41 management ’s discussion & analysis of financial condition & results of operations (continued ) coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. The Corporation has entered into fixed-price supply contracts for coal to help mitigate this risk. Cash Flow Considerations The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. During 2008, the Corporation issued $300 million of 6.6% Senior Notes and borrowed $200 million under its credit facility, primarily to finance an exchange transaction with Vulcan Materials Company and to repay certain outstanding debt obligations. Additionally, the Corporation invested $258 million in internal capital projects ($171 million of maintenance capital and $87 million of growth capital), paid $63 million in dividends and made a voluntary $12 million contribution to its pension plan. Cash on hand, along with the Corporation’s projected internal cash flows and its available financing resources, including access to debt and equity markets, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, satisfy noncancelable agreements, meet capital expenditures and discretionary investment needs, and allow for payment of dividends for the foreseeable future. As of December 31, 2008, the Corporation had principal indebtedness of $1.35 billion, including $225 million of Floating Rate Senior Notes that mature on April 30, 2010, and future minimum lease and mineral and other royalty commitments for all noncancelable agreements of $432 million. The Corporation’s ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting its consolidated operations, many of which are beyond the Corporation’s control. If the Corporation is unable to generate sufficient cash flow from operations in the future to satisfy its financial obligations, it may be required, among other things: • To seek additional financing in the debt or equity markets; • To suspend or reduce the amount of the cash dividend to shareholders; • To refinance or restructure a portion of its indebtedness; and/or • To further reduce or delay planned capital or operating expenditures. The current credit environment has limited the Corporation’s ability to issue borrowings under its commercial paper program. Additional financing or refinancing might not be available and, if available, may not be at economically favorable terms. Interest rates on new issuances of long-term public debt in the marketplace have recently increased, reflecting higher credit and risk premiums. Further, an increase in leverage could lead to deterioration in the Corporation’s credit ratings. A reduction in its credit ratings, regardless of the cause, could also limit the Corporation’s ability to obtain additional financing and/or increase its cost of obtaining financing. At December 31, 2008, the Corporation had $123 million of unused borrowing capacity under its credit agreement, subject to complying with its leverage covenant. The Corporation may be able to obtain incremental liquidity by using its accounts receivable as collateral under a secured financing arrangement. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. FINANCIAL OVERVIEW Highlights of 2008 Financial Performance • Earnings per diluted share of $4.20, down 31% from 2007 earnings of $6.06 per diluted share • Net sales of $1.863 billion, a 5% decrease compare d with net sales of $1.956 billion in 2007 • Heritage aggregates product line pricing increase of 6.7%, offset by heritage volume decrease of 13.1% Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 42 management ’s discussion & analysis of financial condition & results of operations (continued ) Results of Operations The Corporation’s consolidated operating results and operating results as a percentage of net sales were as follows: years ended December 31 % of % of % of (add 000) 2008 Net Sales 2007 Net Sales 2006 Net Sales Net sales $ 1,863,332 100.0% $ 1,955,877 100.0% $ 1,916,898 100.0% Freight and delivery revenues 256,749 239,027 260,877 Total revenues 2,120,081 2,194,904 2,177,775 Cost of sales 1,392,977 74.8 1,386,998 70.9 1,394,369 72.7 Freight and delivery costs 256,749 239,027 260,877 Total cost of revenues 1,649,726 1,626,025 1,655,246 Gross profit 470,355 25.2 568,879 29.1 522,529 27.3 Selling, general and administrative expenses 151,348 8.1 155,186 7.9 146,665 7.7 Research and development 596 0.0 869 0.0 736 0.0 Other operating (income) and expenses, net (4,879) (0.3) (18,103) (0.8) (12,640) (0.6) Earnings from operations 323,290 17.4 430,927 22.0 387,768 20.2 Interest expense 74,299 4.0 60,893 3.1 40,359 2.1 Other nonoperating (income) and expenses, net 5,692 0.3 (6,390) (0.3) (2,743) (0.2) Earnings from continuing operations before taxes on income 243,299 13.1 376,424 19.2 350,152 18.3 Taxes on income 71,822 3.9 115,299 5.8 106,691 5.6 Earnings from continuing operations 171,477 9.2 261,125 13.4 243,461 12.7 Discontinued operations, net of taxes 4,779 0.3 1,624 0.0 1,961 0.1 Net earnings $ 176,256 9.5% $ 262,749 13.4% $ 245,422 12.8% The discussion and analysis that follows reflect manage-The comparative analysis in this Management’s Discussion ment’s assessment of the financial condition and results of and Analysis of Financial Condition and Results of Operations operations of the Corporation and should be read in con-is based on net sales and cost of sales. However, gross junction with the audited consolidated financial statements margin as a percentage of net sales and operating margin on pages 6 through 37. As discussed in more detail herein, as a percentage of net sales represent non-GAAP measures. the Corporation’s operating results are highly dependent The Corporation presents these ratios based on net sales, upon activity within the construction marketplace, economic as it is consistent with the basis by which management cycles within the public and private business sectors and reviews the Corporation’s operating results. Further, man- seasonal and other weather-related conditions. Accordingly, agement believes it is consistent with the basis by which the financial results for a particular year, or year-to-year com-investors analyze the Corporation’s operating results given parisons of reported results, may not be indicative of future that freight and delivery revenues and costs represent operating results. The Corporation’s Aggregates business pass-throughs and have no profit mark-up. Gross margin generated 91% of net sales and the majority of operating and operating margin calculated as percentages of total earnings during 2008. The following comparative analysis revenues represent the most directly comparable financial and discussion should be read within that context. Further, measures calculated in accordance with generally accepted sensitivity analysis and certain other data are provided accounting principles (“GAAP”). The following tables presto enhance the reader’s understanding of Management’s ent the calculations of gross margin and operating margin Discussion and Analysis of Financial Condition and Results of for the years ended December 31 in accordance with GAAP Operations and is not intended to be indicative of manage-and reconciliations of the ratios as percentages of total ment’s judgment of materiality. revenues to percentages of net sales. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 43 management ’s discussion & analysis of financial condition & results of operations (continued ) Gross Margin in Accordance with GAAP (add 000) 2008 2007 2006 Gross profit $ 470,355 $ 568,879 $ 522,529 Total revenues $ 2,120,081 $ 2,194,904 $ 2,177,775 Gross margin 22.2% 25.9% 24.0% Gross Margin Excluding Freight and Delivery Revenues (add 000) 2008 2007 2006 Gross profit $ 470,355 $ 568,879 $ 522,529 Total revenues $ 2,120,081 $ 2,194,904 $ 2,177,775 Less: Freight and delivery revenues (256,749) (239,027) (260,877)___Net sales $ 1,863,332 $ 1,955,877 $ 1,916,898 ___Gross margin excluding freight and delivery revenues 25.2% 29.1% 27.3% Operating Margin in Accordance with GAAP (add 000) 2008 2007 2006 Earnings from operations $ 323,290 $ 430,927 $ 387,768 Total revenues $2,120,081 $ 2,194,904 $2,177,775 ___Operating margin 15.2% 19.6% 17.8% ___Operating Margin Excluding Freight and Delivery Revenues (add 000) 2008 2007 2006 Earnings from operations $ 323,290 $ 430,927 $ 387,768Total revenues $ 2,120,081 $ 2,194,904 $2,177,775 Less: Freight and delivery revenues (256,749) (239,027) (260,877) Net sales $ 1,863,332 $ 1,955,877 $1,916,898 Operating margin excluding freight and delivery revenues 17.4% 22.0% 20.2% Net Sales Net sales by reportable segment for the years ended December 31 were as follows: (add 000) 2008 2007 2006 Mideast Group $ 580,391 $ 682,459 $ 662,125 Southeast Group 449,490 456,770 454,139 West Group 666,262 662,223 649,919 Total Aggregates Business 1,696,143 1,801,452 1,766,183 Specialty Products 167,189 154,425 150,715Total $1,863,332 $1,955,877 $1,916,898 Aggregates. Heritage and total aggregates product line average selling price increases were as follows for the years ended December 31: 2008 2007 2006 Mideast Group 10.8% 15.0% 14.2% Southeast Group 8.6% 12.2% 11.6% West Group 4.3% 4.7% 13.5% Heritage Aggregates Operations 6.7% 10.3% 13.5% Aggregates Business 6.9% 10.4% 13.5% Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and divestitures. The average selling price increase in the West Group is lower when compared with the other reportable segments primarily due to product mix, which reflects a higher percentage of lower-priced products being sold in 2008 and 2007. The average annual aggregates product line price increase for the ten and twenty years ended December 31, 2008 was 5.5% and 3.7%, respectively. The downward trend in the rate of growth in aggregates selling price increases in 2008 reflects a reduction in demand in high-growth markets (see Section Aggregates Industry and Corporation Trends on pages 48 through 50). Aggregates product line shipments of 159.4 million tons in 2008 decreased 12.6% compared with 182.3 million tons shipped in 2007, reflecting the recessionary construction markets and resulting in the Corporation’s eleventh consecutive quarter of declining volumes. Volumes from the peak period, the twelve months ended March 31, 2006, have declined 22% through the end of 2008. Other contributing factors included the rising cost of construction materials in 2008 and 2007. 2007 aggregates product line shipments decreased 8.1% compared with 198.5 million tons shipped in 2006 and were negatively affected by the near historic levels of rainfall in Texas, southern Oklahoma and Kansas during the first nine months of 2007. The following presents heritage and total aggregates product line shipments for each reportable segment for the Aggregates business: Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 44 management ’s discussion & analysis of financial condition & results of operations (continued ) Shipments (add 000) 2008 2007 2006 Heritage Aggregates Product Line: Mideast Group 51,020 66,512 74,170 Southeast Group 36,589 42,755 47,554 West Group 68,632 70,549 72,385 Heritage Aggregates Operations 156,241 179,816 194,109 Acquisitions 2,517 –– –– Divestitures1 597 2,509 4,381 Aggregates Business 159,355 182,325 198,490 1 Divestitures represent tons related to divested operations up to the date of divestiture. Heritage and total aggregates product line volume variance by reportable segment is as follows for the year ended December 31: 2008 2007 2006 Mideast Group (23.3%) (10.3%) (1.1%) Southeast Group (14.4%) (10.1%) 2.4% West Group (2.7%) (2.5%) (4.4%) Heritage Aggregates Operations (13.1%) (7.4%) (1.5%) Total Aggregates Business (12.6%) (8.1%) (2.3%) Specialty Products. Specialty Products 2008 net sales of $167.2 million increased 8.3% over 2007 net sales of $154.4 million. The increase in net sales is due to the United States’ steel market remaining positive during the first three quarters of the year, leading to increased dolomitic lime demand. Additionally, the segment experienced increased demand for magnesia-based chemicals products used in a number of environmental applications as well as for heat-resistant products. The acquisition of the Elastomag® product line from Morton International, Inc., also contributed to the increase in sales of chemical products. Specialty Products net sales in 2007 increased 2.5% over 2006. An increase in the sales of chemical products to a variety of users was partially offset by a reduction in sales of dolomitic lime due to softness in the steel industry. Freight and Delivery Revenues and Costs Freight and delivery revenues and costs represent pass- through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 58 through 60). These third- party freight costs are then fully billed to the customer. The over 7% increase in these revenues and costs in 2008 reflects higher petroleum- based product costs partially offset by a reduction in aggregates shipments. The reduction in these revenues and costs in 2007 reflects a reduction in aggregates shipments. Cost of Sales Cost of sales increased slightly in 2008 despite the decline in shipments. The increase is primarily related to higher petroleum-based product costs. Cost of sales decreased slightly in 2007 as compared with 2006, primarily related to lower freight costs on transported materials resulting from the decline in shipments (see section Transportation Exposure on pages 58 through 60). As a result of inventory control measures, production at heritage locations declined 14.5% and 7.1% in 2008 and 2007, respectively, when compared with the prior year. This negatively affected the Corporation’s operating leverage due to the high fixed and semi-fixed costs associated with aggregates production. Gross Profit The Corporation defines gross margin excluding freight and delivery revenues as gross profit divided by net sales. The Corporation’s gross margin excluding freight and delivery revenues decreased 390 basis points in 2008 due to higher petroleum-based product costs and the decline in aggregates shipments. The Corporation’s gross margin excluding freight and delivery revenues increased 180 basis points to 29.1% during 2007 as pricing improvements and productivity gains outpaced shipment volume declines and increases in production costs. The following presents a rollforward of the Corporation’s gross profit from 2007 to 2008 and from 2006 to 2007: years ended December 31 (add 000) 2008 2007 Consolidated Gross Profit, prior year $ 568,879 $ 522,529 Aggregates Business: Pricing strength 133,408 160,457 Volume weakness (238,718) (125,1 87) Cost decreases (increases), net 7,885 (1,989) (Decrease) Increase in Aggregates Business Gross Profit (97,425) 33,281 Specialty Products (1,543) 9,863 Corporate 444 3,206 (Decrease) Increase in Consolidated Gross Profit (98,524) 46,350 Consolidated Gross Profit, current year $ 470,355 $ 568,879 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 45 management ’s discussion & analysis of financial condition & results of operations (continued ) The following presents gross margin excluding freight and delivery revenues by reporting segment for the Aggregates business: 2008 2007 2006 Mideast Group 37.8% 42.2% 39.3% Southeast Group 17.1% 23.7% 21.2% West Group 20.5% 20.3% 21.6% Total Aggregates Business 25.5% 29.4% 28.1% Gross margin excluding freight and delivery revenues for the West Group improved slightly in 2008 when compared with the depressed gross margin for 2007, but the improvement in 2008 was hampered by rising fuel prices. The West Group’s 2007 gross margin excluding freight and delivery revenues reflects significant weather-related issues which negatively affected production costs and shipments. Selling, General and Administrative Expenses Selling, general and administrative expenses, as a percentage of net sales, were 8.1%, 7.9% and 7.7% for the years ended December 31, 2008, 2007 and 2006, respectively. 2008 and 2007 expenses include $2.8 million and $0.7 million, respectively, for settlement charges for the payment of vested benefits under the SERP (Supplemental Excess Retirement Plan). Excluding these charges, the absolute dollar decrease of $5.9 million is due to management’s focus on cost management, against a 2008 goal of keeping selling, general and administrative expenses flat. The increase of $8.5 million, or 5.8%, in 2007 is primarily due to a $6.2 million increase in stock-based compensation expense. Other Operating Income and Expenses, Net Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain amounts receivable; rental, royalty and services income; and the accretion and depreciation expenses related to Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. Additionally, in 2008, the amount reflects a $3.3 million charge for asset write offs related to the structural composites product line, a nonrecurring $3.6 million charge for professional fees paid to advisors related to strategic initiatives, a $5.4 million charge for termination benefits related to a reduction in the Corporation’s workforce and a $1.6 million charge related to a property loss. The increase in 2007 compared with 2006 resulted from higher gains on sales of assets, primarily excess land. Earnings from Operations The Corporation defines operating margin excluding freight and delivery revenues as earnings from operations divided by net sales and is a measure of its operating profitability. The 2008 decrease of 460 basis points in the Corporation’s operating margin excluding freight and delivery revenues when compared with 2007 is due to the lower gross margin excluding freight and delivery revenues and lower other operating income and expenses, net. The 180- basispoint improvement in 2007 as compared with prior year is a result of the improvement in gross margin excluding freight and delivery revenues and partially offset by higher selling, general and administrative expenses. Interest Expense Interest expense increased $13.4 million in 2008 due to the issuance of $300 million of 6.6% Senior Notes in April 2008. The $20.5 million increase in 2007 is due to the issuance of $250 million of 6.25% Senior Notes and $225 million of Floating Rate Senior Notes in April 2007 and a lower amount of capitalized interest related to major plant expansion and efficiency projects in 2007 compared with 2006. Other Nonoperating Income and Expenses, Net Other nonoperating income and expenses, net, are comprised generally of interest income, net equity earnings from nonconsolidated investments and eliminations of minority interests for consolidated, non-wholly owned subsidiaries. The decrease of $12.1 million in 2008 is primarily due to higher earnings by consolidated subsidiaries, which increased the expense for the elimination of earnings related to minority interests. Additionally, there were lower earnings from nonconsolidated equity investments and a loss on foreign currency transactions in 2008 as compared with 2007. In 2007, $1.3 million of the increase compared with 2006 resulted from lower earnings by consolidated subsidiaries which reduced the expense for the elimination of minority interests. Additionally, higher earnings from nonconsolidated equity investments and higher gains on foreign currency transactions contributed to the increase. Income Taxes Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to the effect of state income taxes, the impact of book and tax accounting differences arising from the net Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 46 management ’s discussion & analysis of financial condition & results of operations (continued ) permanent benefits associated with the depletion allowances for mineral reserves, the domestic production deduction, and the tax effect of nondeductibility of goodwill related to asset sales. The effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective tax rate. The Corporation’s estimated effective income tax rates for the years ended December 31 were as follows: 2008 2007 2006 Continuing operations 29.5% 30.6% 30.5% ___Discontinued operations 53.4% 44.7% 36.5% ___Overall 30.5% 30.7% 30.5% ___Discontinued Operations Divestitures and closures included in discontinued operations reflect operations within the Aggregates business that were sold or permanently shut down. The results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations on the consolidated statements of earnings. The discontinued operations included the following net sales, pretax loss or gain on operations, pretax gain on disposals, income tax expense and the overall net earnings for the years ended December 31: (add 000) 2008 2007 2006 Net sales $ 3,950 $ 17,991 $30,195 Pretax (loss) gain on operations $ (342) $ 137 $ (44) Pretax gain on disposals 10,596 2,798 3,131 Pretax gain 10,254 2,935 3,087 Income tax expense 5,475 1,311 1,126 Net earnings $ 4,779 $ 1,624 $ 1,961 Net Earnings 2008 net earnings of $176.3 million, or $4.20 per diluted share, decreased 32.9% compared with 2007 net earnings of $262.7 million, or $6.06 per diluted share. 2007 net earnings of $262.7 million, or $6.06 per diluted share, increased 7.1% compared with 2006 net earnings of $245.4 million, or $5.29 per diluted share. Analysis of Gross Margin • 2008 Aggregates business gross margin excluding freight and delivery revenues reflects 430-basis-point negative impact of embedded freight. The Aggregates business gross margin excluding freight and delivery revenues for continuing operations for the years ended December 31 was as follows: 2008 25.5% 2007 29.4% 2006 28.1% The development of water and rail distribution yards continues to be a key component of the Corporation’s strategic growth plan and has already led to increased market share in certain areas. Most of this activity is in coastal areas located in the Southeast and West Groups, which generally do not have an indigenous supply of aggregates but exhibit above-average growth characteristics driven by long-term population trends. Transportation freight costs from the production site to the distribution terminals are embedded in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. However, sales from rail and water distribution locations have generally yielded lower gross margins as compared with sales directly from quarry operations. Nonetheless, management expects that the distribution network currently in place will provide the Corporation a greater growth opportunity than many of its competitors, and gross margin should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 50 through 63). In 2008, approximately 23 million tons of aggregates were sold from distribution yards, and results from these distribution operations reduced the Aggregates business gross margin excluding freight and delivery revenues by approximately 430 basis points. Vertical integration — asphalt, ready mixed concrete and road paving operations — has also negatively affected gross margin, particularly in the West Group. Gross margins excluding freight and deliv ery revenues associated with vertically-integrated operations, which represented 5% of the Aggregates business’ 2008 total revenues, are lower as compared with aggregates operations. Gross Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 47 management ’s discussion & analysis of financial condition & results of operations (continued ) margins excluding freight and delivery revenues for the Aggregates business’ asphalt and ready mixed concrete product lines, which reside in the West Group, typically range from 10% to 12% as compared with the Aggregates business’ overall gross margin excluding freight and delivery revenues, which generally ranges from 25% to 30%. The road paving business, acquired as supplemental operations that were part of larger acquisitions, does not represent a strategic business of the Corporation and yields profits that are insignificant to the Corporation as a whole. In 2008, the mix of vertically- integrated operations lowered the Aggregates business’ gross margin excluding freight and delivery revenues by approximately 140 basis points. The Aggregates business’ gross margin excluding freight and delivery revenues will continue to be adversely affected by the lower gross margins for these vertically- integrated businesses and for the water and rail distribution network as a result of management’s strategic growth plan. BUSINESS ENVIRONMENT The sections on Business Environment on pages 48 through 64, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and the current economic recession exacerbates this relationship. This discussion should be read in this context. Aggregates Industry and Corporation Trends • Spending statistics, from 2007 to 2008, according to U.S. Census Bureau: – Public-works construction spending increased 7.4% – Private commercial construction market spending increased 15.3% – Private residential construction market spending decreased 27.2% – Increases in spending driven by rising costs of construction materials • United States aggregates consumption down approximately 16% in 2008 compared with 2007 The Corporation’s principal business serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, access to capital markets, levels of infrastructure funding by the public sector, and demographic, geographic and population shifts. Total aggregates consumption in the United States decreased approximately 16% in 2008 to approximately 2.6 billion tons as reported by the United States Geological Survey. Even with this reduced annual consumption, barriers to entry continue to limit the opening of new quarries. For example, assuming gross domestic product growth of 2% per year, an additional 52 million tons of aggregates will be required annually, predominantly in the high-growth areas of the southern United States. An average-sized quarry produces one million tons per year; therefore, the equivalent of an additional 52 new quarries per year would be required to support the increased tonnage. It is unlikely that a significant number of quarries could open within a period of time that could negatively affect the Corporation’s overall operations. Barriers to entry are discussed further under the section Environmental Regulation and Litigation on pages 60 and 61. u.s.aggregates consumption (in millions of tons) ’04 ’05 ’06 ’07 ’08E Stone Sand/Gravel 3,131 1,367 1,764 1,863 1,764 3,263 3,1201,400 1,896 3,351 1,455 1,356 1,477 2,623 1,146 Source: United States Geological Survey The Aggregates business sells its products principally to contractors in connection with highway and other public infrastructure projects as well as commercial and residential development. While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 48 management ’s discussion & analysis of financial condition & results of operations (continued ) U.S. aggregates consumption = 2.6 billion tons annually* Additional volume required predominantly in southern U.S. Average quarry produces 1 million tons annually – equivalent of 52 additional new quarries needed *Per United States Geological Survey Barriers to entry can limit new quarry openings aggregates supplY Assuming 2% GDP growth: 52 million additional tons of aggregates required annually projects has been more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Generally, increased levels of funding have supported highway and other infrastructure projects. By way of example, the U.S. Census Bureau shows the total value of the United States construction spending on highways, streets and bridges was $81 billion in 2008 compared with $76 billion in 2007, while overall public-works construction spending increased 7.4% in 2008. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2008; this has consistently been the case since 1990. Approximately 50% of the Corporation’s 2008 aggregates shipments were in the public sector; thus, the Aggregates business benefits from this level of public- works construction projects. Accordingly, management believes exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened by the business’ mix of public sector-related shipments. According to the U.S. Census Bureau, private commercial construction market spending increased 15.3% in 2008 as compared with 2007. Approximately 31% of the Corporation’s 2008 aggregates shipments was related to the commercial construction market. Approximately half of the Corporation’s commercial construction shipments are used for office and retail projects while the remainder is used for heavy industrial and capacity- related projects. 2008 markets aggregates product line Source: Corporation data 9% Residential 50% Infrastructure 10% Other 31% Commercial Estimated percentage of 2008 shipments The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions, including roads, sidewalks, and storm and sewage drainage, and aggregates used in the construction of homes. Therefore, the timing of new subdivision starts by homebuilders is a leading indicator of new home starts and equally affects residential volumes. Private residential construction market spending decreased 27.2% in 2008 from 2007, according to the U.S. Census Bureau. The decline in this sector coincided with the increased number of home foreclosures and the credit crisis, notably in the second half of 2008. These factors contributed to a sharper decline in the Corporation’s aggregates shipments in the last six months of 2008 as compared with the first half of the year. Further, management’s near-term outlook for the aggregates industry weakened in connection with the deterioration of the economy during 2008. The Corporation’s asphalt, ready mixed concrete and road paving operations generally follow construction industry trends. These vertically-integrated operations accounted for 5% of the Aggregates business’ 2008 total revenues. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 49 management ’s discussion & analysis of financial condition & results of operations (continued ) The gross margin on shipments transported by rail and water is lower as a result of the Corporation generally not charging customers a profit on the transportation portion of the selling price. However, as demand increases in supply-constrained areas, additional pricing opportunities, along with improved distribution costs, may improve profitability and gross margin on transported material. Further, the long-haul transportation network can diversify market risk for locations that engage in long-haul transportation of their aggregates products. Many locations serve both a local market and transport products via rail and/or water to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other markets served by the location. Pricing on construction projects is generally based on terms committing to delivery of specified products at a specified price during a specified period. While commercial construction jobs usually are completed within a year, infrastructure contracts can require several years to complete. Therefore, pricing increases can have a lag time before taking effect while the Corporation sells aggregates products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts somewhat mitigate this effect. However, during periods of sharp or rapid increases in production costs, like the increase in diesel fuel costs in 2008, multi-year infrastructure contract pricing may provide only nominal pricing growth. Management believes the Corporation experienced the beginning of a shift in industry pricing trends during 2005 and 2006. In those years, mid-year and other interim price increases became widespread as opposed to the previous pattern of annual increases. This shift resulted from increased demand for aggregates, along with the scarcity of supply in high-growth markets. Further, cost pressures, led by petroleum-based products, also influenced pricing. In 2008 and 2007, the easing of demand reduced the rate of annual price increases and there were fewer mid-year price increases for the Corporation’s aggregates products. Mid-year price increases in 2008 were generally driven by cost pressures related to petroleum-based products. Management expects pricing in the near term to increase at a rate higher than long-term historic averages and correlate, with a lag factor, with changes in demand. Pricing is determined locally and is affected by supply and demand characteristics of the local market. The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. While a recessionary economy increases those risks, bonds posted by the Corporation’s customers can help to mitigate the risk of uncollectible receivables. However, the recessionary economy has delayed payments from certain of the Corporation’s customers. Historically, the Corporation’s bad debt write offs have not been significant to its operating results, and management considers the allowance for doubtful accounts adequate as of December 31, 2008. Management expects the overall long-term trend for construction aggregates consolidation to continue. During the trough years of the current economic cycle and considering the financial position of certain large, multinational competitors, management expects that there may be opportunities to acquire assets at more favorable terms than recent transactions in the sector. Small to mid-sized acquisition targets may be less attractive alternatives since their financial position and opinion on valuation generally remain healthy. The Corporation’s Board of Directors and management continue to review and monitor strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to existing markets of the Corporation. Aggregates Industry and Corporation Risks General Economic Conditions The overall economy has been negatively affected by the unprecedented changes in the financial services sector, including failures of several significant financial institutions, historic merger and acquisition activity within that industry, and the resulting lack of credit availability. Further, the housing market remained dismal in 2008. In response to the weak economic conditions, the Federal Reserve cut the federal funds rate seven times in 2008, which reduced the rate by 425 basis points to zero percent. Typically, the economy feels the effects of a significant cut in the federal funds rate 6 to 12 months later. However, the overall weakness in the economy and the financial institutions crisis may delay or negate the impact of the federal funds rate cut. In February 2009, President Obama signed into law a stimulus plan to resuscitate the economy. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 50 management ’s discussion & analysis of financial condition & results of operations (continued ) Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 53 through 55). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees. Additionally, subject to voter approval, the states may pass bond programs to fund infrastructure spending. Increasingly, local governments are funding projects through bond issues and local option taxes. However, recent financial institution failures, as well as increases in interest rates despite federal funds rate cuts, have negatively affected state and local governments’ abilities to utilize bonds as a funding mechanism. Shortfalls in tax revenues have resulted in reductions in appropriations for infrastructure spending. As a result, amounts put in place or spent may be below amounts awarded under legislative bills. In addition to bond issuances and local options taxes, states have continued to study alternative sources for financing the construction and maintenance of roads. For example, in North Carolina, the 21st Century Transportation Committee was created to study various issues including ways to improve the transportation system of the state, innovative ways to fund the state’s transportation needs, priorities of the state Department of Transportation and local funding options for transportation. The impact of any economic improvement will vary by local market. Profitability of the Aggregates business by state may not be proportional to net sales by state because certain of the Corporation’s markets are more profitable than others. Further, while the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of local economies, which may differ from the economic conditions of the state or region. This is particularly relevant given the high cost of transportation as it relates to the price of the product. The impact of individual state or regional economic conditions is felt less by large fixed plant operations that serve multiple end-use markets through the Corporation’s long-haul distribution network. In 2008, as reported by Moody’s Economy.com Inc., all states had an economy that was flat or recessionary. For comparison, in 2007, most states experienced an expanding economy. Exceptions in 2007 included flat economies in Ohio, Arkansas, Missouri, Tennessee and Kentucky and recessionary economies in Florida, Nevada, California, Michigan and Arizona. The Aggregates business’ top five revenue-generating states, namely North Carolina, Texas, Georgia, Iowa and Florida, together accounted for approximately 60% of its 2008 net sales by state of destination. The top ten revenue-generating states, which also include Louisiana, South Carolina, Indiana, Alabama and Ohio, together accounted for approximately 79% of the Aggregates business’ 2008 net sales by state of destination. The North Carolina economy is slowing and has been negatively affected by the current credit crisis created by the financial institution failures. Other than portions of the Raleigh and Fayetteville areas, state Department 2008 net sales bY state of destination aggregates business WA <1% IL <1% LA 5% MS 1% IN 3% OH 3% WV 1% AL 3% GA 9% SC 5% FL 6% WY 1% NV <1% PA <1% Nova Scotia <1% Bahamas <1% MD <1% CA <1% CO <1% NE 2% MN 1% IA 7% MO 2% NC 19%TN 1% KY <1% VA 2% AR 3% OK 2% TX 19% Aggregates Production and Sales Aggregates Sales KS 1% Source: Corporation data Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 51 management ’s discussion & analysis of financial condition & results of operations (continued ) of Transportation spending is down. The state bid approximately $0.9 billion of projects in 2008 and $1.0 billion is projected for 2009. This compares with $1.0 billion of state projects bid in 2007. Construction activity has continued from the $3.1 billion education bond passed in 2002 fund 2008 state economies tion of four toll road projects for a total of $3.2 billion. Of the total 6.5 million tons of aggregates required for the four toll road projects, the Corporation should be fully competitive on about 85%. The funding for these projects was to come from the sale of bonds, but the current credit crisis has delayed the bond issuances indefinitely. The RecessionFlatExpanding state’s commercial and residential construction markets weakened during 2008, with statewide aggregates shipments down 20 percent and 36 percent, respectively, from 2007 levels. Historically, the Corporation’s North Carolina operations have been above average in profitability due to its quarry locations in growing market areas and their related transportation advantage. In Texas, the infrastructure market outlook reflects a projected reduction in state Department of Transportation spending. Further, the state recently announced that it will cease plans to construct the Trans- Texas Corridor, which proposed was a multi-use, statewide network of transpor 2007 state economies tation routes that was to be completed Source: Moody’s Economy.com Inc. ing new construction, repairs and renovations on the state’s sixteen-campus university system. Further, a $970 million school bond for public school construction in the Raleigh area was passed in November 2006 and an additional $516 million bond plan for Charlotte-area school construction was approved in November 2007. In 2008, the legislature passed a budget that provided funding for the construc- RecessionFlatExpanding over the next 50 years. In San Antonio, the recent military base realignment and closure action has helped the San Antonio economy somewhat mitigate the effect of the relocation of the AT&T headquarters to Dallas and the overall economic downturn. However, state Department of Transportation spending has declined in San Antonio. Additionally, an all-time high inventory of repossessed homes and a growing number of other available homes have adversely affected the residential construction market, which declined in 2008. In Dallas, the infrastructure construction market should remain positive, supported by major projects undertaken by the state Department of Transportation. Additionally, the North Texas Tollway Authority is contributing to the resiliency in this market as they continue to construct, maintain and operate State Highway 121. The Dallas residential construction market has slowed. In Houston, state Department of Transportation spending has declined. The Houston construction materials market faces the Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 52

M A N A G E M E N T ‘ S D I S C U S S I O N & A N A L Y S I S O F F I N A N C I A L C O N D I T I O N & R E S U L T S O F O P E R A T I O N S ( C O N T I N U E D )
potential of increased competition from waterborne imports due to higher railroad freight pricing and train availability, which affects the delivered price of stone from interior quarries in Texas, Arkansas and Oklahoma. The overall economy of Houston has been negatively affected by the softening of the energy sector. The construction markets in South Texas have been bolstered by the building of wind farms. The Georgia economy is in a recessionary state. However, strong port activity and the construction of a KIA automobile assembly plant, which is expected to be completed in early 2009, should be beneficial to the state’s economy. The infrastructure construction market has weakened due to state Department of Transportation funding difficulties. The Atlanta, Georgia construction market has experienced a decline of approximately 40 percent from its peak, primarily as a result of a depressed residential construction market and continued slow growth in the commercial construction market. The Iowa economy, despite the resiliency of the farm economy, is in a recession. The effects of severe flooding during 2008 and the overall weak economy have negatively affected many of the state’s industries. A federal farm bill — The Farm, Conservation, and Energy Act of 2008 — was passed and is expected to stimulate the state’s agricultural economy. Iowa continues to be the largest pork-producing state in the nation. Aggregates shipments in the state have been bolstered by construction of alternative energy facilities, including ethanol, bio-diesel and wind. Iowa is the third largest wind energy state, behind California and Texas, and aggregates shipments related to the construction of wind farms were approximately 1.5 million during 2008. The construction of a single wind turbine requires an average aggregates consumption of 1,500 tons and construction of a wind farm can consume upwards of 200,000 to 700,000 tons of aggregates. Management expects a decline in construction of alternative energy facilities primarily as a result of lack of available credit. However, incentives for development of alternative energy sources under the currently-considered economic stimulus plan may reinvigorate construction. The infrastructure construction market has been soft and reflects a reduced level of projects by the Iowa Department of Transportation. The residential construction market again declined in 2008 and no improvement is expected in 2009. The commercial construction market has remained stable.
The Florida economy has been weakened, particularly by the credit crisis and the housing market downturn. However, the Corporation’s granite shipments into Florida have improved as customers have increasingly migrated toward the incorporation of granitic materials into their asphalt mixes partly in anticipation of Governor Crist’s Accelerate Florida initiative that accelerates more than 179 projects totaling $1.4 billion in road construction funding. The Florida Department of Transportation announced that these projects will employ 39,000 people and generate $7.8 billion in economic benefits. The Corporation is uniquely positioned to provide high-quality granite construction aggregates into the Florida infrastructure market from its offshore quarry in Nova Scotia and interior fall line quarries in Georgia and South Carolina. Florida operations are at risk for hurricane activity. Federal and State Highway Appropriations
Stimulus plan, including infrastructure funding, signed into law
Six-year $286.4 billion federal highway law passed in 2005 Law increases states’ minimum rates of returns of gasoline taxes paid to Highway Trust Fund
In February 2009, President Obama signed into law an economic stimulus plan in an effort to resuscitate the economy. Management believes this plan will provide the impetus for increased construction activity to address not only jobs creation, but importantly the underlying demand in the infrastructure and industrial-related commercial markets. Management estimates that for every $1 million that is spent directly on highways, roads and bridges, approximately 10,000 tons of construction aggregates are required. The Corporation’s quarries are well positioned to serve expected increases in demand in the latter half of 2009 and into 2010. Management also anticipates that other components of the stimulus plan will result in increased construction activity. According to the American Association of State Highway and Transportation Officials (“AASHTO”), states have indicated that there are approximately 3,000 ready-to-go projects worth $18 billion that could be under contract within 90 days of the enactment of the stimulus plan. In total, there are over 5,000 projects worth $64 billion identified by
Martin Marietta Materials, Inc. and Consolidated Subsidiariespage 53

management ’s discussion & analysis of financial condition & results of operations (continued ) the states, including all states served by the Corporation, that could be under contract within 180 days of when funding is made available. Many such projects would be aggregates-intensive. The Corporation estimates that it will supply approximately 6% to 8% of aggregates required for projects funded by the stimulus plan based on its positions within its markets. The federal highway law provides highway funding for public-sector construction projects. SAFETEA-LU is a six-year $286.4 billion law that is presently scheduled to expire on September 30, 2009 and includes approximately $228 billion for highway programs, $52 billion for transit programs and $6 billion for highway safety programs. SAFETEA-LU also increased the minimum rate of return to 92.0 percent by 2008 for donor states, meaning those states are paying more in gasoline taxes than they receive from the highway trust fund. For fiscal year 2007, nine of the Aggregates business’ top ten revenue-generating states (North Carolina, Texas, Georgia, Iowa, Florida, Louisiana, South Carolina, Indiana and Ohio) were donor states. Further, in fiscal year 2007, seven of these states were among the lowest eleven states in the country in terms of the actual rate of return from the Highway Trust Fund. All seven of these states received back between $0.84 and $0.88 per each dollar paid in to the Highway Trust Fund. The federal highway law provides spending authorizations that represent maximum amounts. Each year, an appropriation act is passed establishing the amount that can actually be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the Highway Trust Fund. Once the annual appropriation is passed, funds are distributed to each state based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds generally must be spent on specific programs as outlined in the federal legislation. SAFETEA-LU includes a revenue-aligned budget authority (RABA) provision, an annual review and adjustment to link annual funding to actual and anticipated revenues credited to the Highway Trust Fund. This review commenced in fiscal year 2007 and continues through the term of the bill. The Highway Trust Fund had projected shortfalls in fiscal year 2009, due to high gas prices which resulted in fewer miles driven and less fuel consumption. These shortfalls created the possibility of a significant decline in federal highway funding levels and the loss of many jobs. In response to the projected shortfalls, in September 2008, the Highway Trust Fund Restoration Act was signed into law and transferred $8 billion from the General Fund into the Highway Trust Fund to restore the gap between the Highway Trust Fund and the SAFETEA-LU spending levels. Congress passed a continuing resolution to fund government programs, including the federal highway program, at fiscal year 2008 levels through March 6, 2009. A significant number of roads, highways and bridges were built following the establishment of the Interstate Highway System in 1956 and are now aging. According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 39 percent from 1990 to 2005, while new road mileage increased only 4 percent over the same period. TRIP also reports that 33 percent of America’s major roads are in poor or mediocre condition and 26 percent of America’s bridges are structurally deficient or functionally obsolete. Furthermore, a 2005 report issued by the American Society of Civil Engineers (the “Society”) rated fourteen out of fifteen infrastructure categories as being in poor or mediocre condition. The Society believes tha t the aging infrastructure and the poor condition of roads in the United States is costing approximately $120 billion per year in repairs, operating costs and time spent in traffic. According to AASHTO, construction costs are expected to increase 70 percent from 1993 to 2015. Additionally, as reported by TRIP, the current backlog of needed road, highway and bridge repairs is approximately $461 billion. Considering these statistics, the follow-on bill to SAFETEA-LU will be key to funding continued infrastructure spending. Many stakeholder groups have united to engage in discussions with Congress regarding the importance of the successor federal highway bill. There is general agreement in Congress regarding the need for repair and improvement of the nation’s existing roadways with a focus on increasing efficiency, mitigating congestion and improving safety. However, the debate revolves around how to finance needed improvements. The Highway Trust Fund is primarily funded through a federal tax of $0.184 per gallon on gasoline, unchanged since 1993, and a federal Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 54 management ’s discussion & analysis of financial condition & results of operations (continued ) tax on other fuels. With the significant increase in gasoline prices during 2008, both gasoline consumption and miles driven declined. As the recessionary economy decreased demand for gasoline, prices have fallen commensurately. However, as gasoline prices fall, there is some consideration in Congress for increasing the federal gasoline tax, as recommended by the National Surface Transportation Policy and Revenue Commission, as a source of increased revenues for the Highway Trust Fund and as a disincentive to increased fuel consumption as part of a national energy independency policy. Regardless of the potential for increased federal gasoline taxes, there will need to be new revenue streams identified to replace gasoline taxes over the next decade as energy efficiency trends are expected to continue. Although there can be no assurance that a successor bill will be passed prior to the expiration of SAFETEA-LU, management expects, based on history, that federal funding for highways would be provided under continuing resolution(s) if a successor bill is not passed on or before September 30, 2009. Most federal funds are available for four years. Once the federal government approves a state project, funds are committed and considered spent regardless of when the cash is actually spent by the state and reimbursed by the federal government. Funds are generally spent by the state over a period of years, with approximately 27% in the year of funding authorization, 41% in the succeeding year and 16% in the third year. The remaining 16% is spent in the fourth year and beyond, according to the Federal Highway Administration. Federal highway laws require Congress to annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the funding available for the Highway Trust Fund. However, investments in transportation improvements generally create new jobs, which is a priority of many of the government’s economic plans. According to the Federal Highway Administration, every $1 billion in federal highway investment, plus an additional $250 million match from the states, creates approximately 35,000 jobs. Approximately half of the Aggregates business’ net sales to the infrastructure market come from federal funding authorizations, including matching funds from the states. With the exception of the stimulus plan, states are required to match funds at a predetermined rate to receive federal funds for highways. Matching levels vary depending on the type of project. If a state is unable to match its allocated federal funds, funding is forfeited. Any forfeitures are reallocated to states providing the appropriate matching funds. States rarely forfeit federal highway funds. However, the possibility of forfeiture increases as states struggle to balance budgets in the face of declining tax revenues. The rate of growth in state tax collections declined in 2008. In an economic downturn, there is typically a time lag before states experience lower tax receipts. Given that most states are required to balance their budgets, reductions in revenues will generally require a reduction in expenditures. Although state highway construction programs are primarily financed from highway user fees (including fuel taxes and vehicle registration fees), there has been a reduction in many states’ investment in highway maintenance. Significant increases in federal infrastructure funding typically require state governments to increase highway user fees to match federal spending. Management believes that innovative financing at the state level will grow at a faster rate than federal funding. During the November 2008 election cycle, the American Road and Transportation Builders Association’s 2008 Ballot Initiatives Report indica ted that voters in various states, including North Carolina, Texas, Georgia and Ohio, approved 29 state and local measures that, once enacted, would provide over $71 billion in additional annual transportation funding. Generally, state spending on infrastructure leads to increased growth opportunity for the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect performance. The Vision 100-Century of Aviation Reauthorization Act expired September 30, 2007 and provided funding for airport improvements throughout the United States. While a successor bill has not yet been passed, funding for aviation programs has been extended to March 2009. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 55 management ’s discussion & analysis of financial condition & results of operations (continued ) Geographic Exposure and Seasonality Seasonal changes and other weather- related conditions significantly affect the aggregates industry. Aggregates production and shipment levels coincide with general construction activity, most of which occurs in the spring, summer and fall. Thus, production and shipment levels vary by quarter. Operations concentrated in the northern United States generally experience more severe winter weather conditions than operations in the Southeast and Southwest. However, excessive rainfall, and conversely excessive drought, can also jeopardize shipments, production and profitability in all markets served by the Corporation. The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity. During 2008, the Corporation was negatively impacted by Hurricanes Gustav, Hannah and Ike and also by Tropical Storm Fay. Generally, the top eight categories of direct production costs for the Aggregates business are (1) labor and related benefits; (2) petroleum-based products; (3) depreciation, depletion and amortization; (4) repairs and maintenance; (5) supplies; (6) contract services; (7) raw materials; and (8) royalties. average percentage of shipments bY quarter aggregates product line Percentage of shipments by quarter during 2004-2008 Quarter 2 28% Quarter 3 28% Quarter 1 20% Quarter 4 24% Source: Corporation data Further, Iowa experienced severe flooding during 2008, which negatively affected both shipments and operations. Cost Structure • Top 8 cost categories represent 93% of the Aggregates business’ direct production costs • Operating leverage negatively affected by reductions in shipments • Increased prices for petroleum-based products and related surcharges on transportation contracts, disproportionately in the second and third quarters, negatively affected the Aggregates business’ cost of sales by $42 million • Health and welfare cost increased 2% over past five years compared with national average of 6% to 7% • Decline in pension asset values will increase pension expense from $18 million in 2008 to an estimated $35 million in 2009 Direct production costs are components of cost of sales that are incurred at the quarries, distribution yards, and asphalt and ready mixed concrete plants. These costs exclude freight expenses to transport materials from a producing quarry to a distribution yard, production overhead and inventory change. In 2008, these categories represented approximately 93% of the Aggregates business’ total direct production costs. Due to high fixed costs associated with aggregates production, the Corporation’s operating leverage can be substantial. Further, if shipment volumes fall by more than ten percent in 2009, the Corporation’s operating leverage and financial performance may be disproportionately affected. Fixed costs are expenses that do not vary based on production or sales volume. Management estimates that, under normal operating capacity, 40% to 60% of the Aggregates business’ cost of sales are of a fixed or semi-fixed nature. Variable costs are expenses that fluctuate with the level of production or sales volume. Production is the key driver in determining the levels of variable costs, as it will affect the number of hourly employees and related labor hours. Further, supplies, repairs and freight costs will also increase in connection with higher production volumes. direct production costs by category aggregates business 2008 Contract Services Raw Materials Royalties 14% Depreciation, Depletion & Amortization 25% Labor & Related Benefits 12% 16% Petroleum- Based Products 11% Supplies 6% 5% 4% 7% Other Repairs & Maintenance Source: Corporation data Martin Marietta Materia ls, Inc. and Consolidated Subsidiaries page 56 management ’s discussion & analysis of financial condition & results of operations (continued ) Generally, when the Corporation invests capital to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, can offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation. During 2008, the Corporation experienced higher costs for petroleum-based products. At 2008 production levels, the Corporation consumed approximately 35 million gallons of diesel fuel in its aggregates operations. In 2008, the increased price per gallon of diesel fuel negatively affected the Aggregates business’ cost of sales. Additionally, the price of liquid asphalt, which is used in the production of hot-mix asphalt products, peaked in excess of $800 per ton during 2008, which was more than double the prior-year price. Rising petroleum-based product costs also negatively affect the prices that the Corporation pays for supplies, including explosives and tires. Further, the Corporation’s contracts of affreightment for shipping aggregates on its waterborne distribution network typically include provisions which provide for escalators to or reductions in the amounts paid by the Corporation if the price of fuel moves outside a contractual range. Overall, increases in the prices of petroleum- based products and related surcharges on transportation contracts lowered net earnings for the Aggregates business by $42 million when compared with 2007 prices. This increase was partially offset by reduced consumption directly related to the decline in aggregates shipments. The Corporation consumes coal, coke and natural gas in the Specialty Products manufacturing process. In 2008, increased costs for these energy products negatively affected the Specialty Products’ cost of sales by $6.3 million. The Corporation has fixed price agreements for the supply of coal in 2009. consolidated headcount average number of employees ’04 ’05 ’06 ’07 ’08 6,000 5,700 Hourly Salaried 1,500 1,400 4,500 4,300 5,600 5,400 1,400 4,200 4,000 1,400 5,100 3,800 1,300 Earnings from operations per average number of employees up 105% over five-year period ended December 31, 2008 Source: Corporation data The Corporation has a process improvement program in which personnel teams review operational effectiveness on a function-by-function and location-by-location basis. The resulting plant automation, mobile fleet modernization and right-sizing, coupled with continuous cost improvement, have contributed to an improved cost structure. In particular, plant automation maximizes the efficiency of materials flow through the production process and has resulted in reduced headcount. Additionally, the process improvement program has helped control repairs and maintenance costs. Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Further, workforce reductions resulting from plant automation, mobile fleet right-sizing and the economic downturn have helped the Corporation control rising labor costs. In addition, in the fourth quarter of 2008, the Corporation completed a reduction-in-workforce plan that included employees at its corporate, division and district offices. The Corporation has been reviewing its operations during the current recessionary construction economy and, where practical, has temporarily shut down certain of its quarries. The Corporation is able to serve these markets with other open quarries that are in close proximity. Further, in certain markets, management has created production super crews that work at various locations within a district. For example, a crew may work three days per week at one quarry and the other two workdays a t another quarry within that market. This has allowed the Corporation to reduce headcount, as the number of full time employees has been reduced or eliminated at locations that are not operating at full capacity. For the full year 2008, the Corporation reduced headcount by 8%. Rising health care costs have affected total labor costs in recent years and are expected to continue. The Corporation has experienced health care cost increases averaging 2% Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 57 management ’s discussion & analysis of financial condition & results of operations (continued ) over the past five years, whereas the national average was 6% to 7%. The Corporation’s voluntary pension plan contributions have lessened the impact of rising pension costs. However, the decline in the value of the Corporation’s pension plan assets during 2008 will result in higher pension expense and potentially higher cash contributions transportation network and are positioned along the geological fall line. In 2008, the Corporation completed its new plant in Augusta, Georgia, which increased capacity from 2 million tons per year to 6 million tons per year and will help serve high- growth markets in Georgia and Florida. sources of aggregates supplY IL WI MI MI LA MS IN OH WV AL GA SC FL PA NY VT NH MA CT NJ RI DE ME SD ND NE MN IA MO NCTN KY VA AR OK TX KS Source: Department of Interior Limestone Hard Rock in 2009 (see section Application of Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions on pages 66 through 68). The impact of inflation on the Corporation’s businesses has been less significant as inflation rates have moderated. As a percentage of net sales, consolidated selling, general and administrative costs remained relatively stable and was 8.1% in 2008 as compared with 7.9% in 2007. The absolute dollar reduction of $3.8 million reflects management’s focus on cost control, partially offset by higher settlement charges related to the payment of vested benefits under the SERP. Shortfalls in federal and state revenues may result in increases in income and other taxes. Transportation Exposure The U.S. Department of the Interior’s geological map of the United States shows the possible sources of indigenous surface rock and illustrates the limited supply in the coastal areas of the United States from Virginia to Texas. With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases wholly supplied, from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution terminals and port locations to offload transported material. In 1994, the Corporation had 7 distribution terminals. Today, with 67 distribution terminals, a growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through this network. In recent years, the Corporation brought additional capacity online at its Bahamas and Nova Scotia locations to transport materials via oceangoing ships. The Corporation is currently focusing a significant part of its capital growth spending program on locations that are part of the rail As the Corporation continues to move a higher percentage of aggregates by rail and water, embedded freight costs have reduced profit margins when compared with aggregates moved by truck. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways: Option 1: The customer supplies transportation. Option 2: The Corporation directly ships aggregates products from a production location to a customer by arranging for a third party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are presented in the consolidated statements of earnings as required by Emerging Issues Task Force Issue No. 00-10, Accounting For Shipping and Handling Fees and Costs. These freight and delivery revenues and costs for the Aggregates business were $237.1 million, $221.8 million and $245.0 million in 2008, 2007 and 2006, respectively. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 58 management ’s discussion & analysis of financial condition & results of operations (continued ) the second option. When the originating mode of transportation aggregates product line moving large tonnages of a third option is used, margins single bulk product between Option 3: The Corporation transports aggregates, either by rail or water, from a production location to a distribution terminal. The selling price at the distribution terminal includes the freight cost to move it there. These freight costs are included in the Aggregates business’ cost of sales and were $182.8 million, $181.6 million and $198.9 million for 2008, 2007 and 2006, respectively. Transportation costs from the distribution location to the customer are accounted for as described above in options 1 or 2, as applicable. For analytical purposes, the Corporation eliminates the effect of freight on margins with as a percentage of net sales are 2008 negatively affected because (% of 2008 shipments) the customer does not typi 1994 cally pay the Corporation a (% of 1994 shipments) 19% profit associated with the trans- Rail 7% Rail portation component of the selling price. For example, a 11% Water truck customer in a local mar 70% Truck ket will pick up the material at 93% Truck the quarry and pay $6.50 per ton of aggregate. Assuming a $1.50 gross profit per ton, the Corporation would rec- Source: Corporation data ognize a 23% gross margin. 159.4 million tons 71.2 million tons However, if a customer purchased a ton of aggregate that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight cost. In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates shipments in 2008 was 70% by truck, 19% by rail and 11% by water (see section Analysis of Gross Margin on pages 47 and 48). While management expects the combined percentage of annual rail and water shipments to grow to 35% over time, the increase in the percentage from 26% in 2007 to 30% in 2008 was primarily related to the shift in the geographic mix of aggregates shipments. The Corporation’s increased dependence on rail shipments has made it more vulnerable to railroad performance issues, including track congestion, crew and power availability, and the ability to renegotiate favorable railroad shipping contracts. Further, in response to these issues, rail transportation providers have focused on increasing the number of cars per unit train under transportation contracts and are generally requiring customers, through the freight rate structure, to accommodate larger unit train movements. A unit train is a freight train two points without intermediate yarding and switching. Rail availability is seasonal and can impact aggregates shipments depending on other competing movements. In 2008, the Corporation entered into lease agreements for additional railcars in its Southwest Division. Generally, the Corporation does not buy railcars, barges or ships, but instead supports its long-term distribution net work with leases and contracts of affreightment for these modes of transportation. However, the limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services. In fact, in 2007, a lease versus buy analysis resulted in the Corporation purchasing 50 barges that were initially going to be financed via an operating lease. The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, the abilit y to negotiate favorable shipping contracts, demurrage costs, fuel costs, barge or ship availability and weather disruptions. The Corporation’s average shipping distances from the Bahamas and Nova Scotia locations are 600 miles and 1,200 miles, respectively. Due to the majority of the shipments going to Florida, the Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 59 management ’s discussion & analysis of financial condition & results of operations (continued ) weighted-average shipping distances are approximately 30 percent less than these averages. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. The contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. If the Corporation fails to ship the minimum tonnages in a given year under the agreement, it will still be required to pay the shipping company the contractually- stated minimum amount for that year. These contracts of affreightment have varying expiration dates ranging from 2009 to 2017 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration. Water levels can also affect the Corporation’s ability to transport materials. In 2008, high river water levels that resulted from flooding in Iowa caused a reduction in the number of barges that could be included in a tow and also required additional horsepower to provide necessary towing services. Conversely, in 2007, dry weather caused low river water levels and resulted in reduced tonnage that could be shipped on a barge. Consequently, the per-ton cost of transporting materials was higher than normal. Management expects the multiple transportation modes that have been developed with various rail carriers and via deepwater ships and barges will provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets. Internal Expansion The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable quarrying operations. Recently, the Corporation has focused on an extensive array of plant automation and capacity expansion projects, particularly at locations that are part of its long-haul distribution network. A current priority of the Corporation’s capital spending program is to recapitalize its Southeast operations. In particular, the Corporation has a planned series of capital projects along the geological fall line. A long-term capital focus for the Corporation is underground aggregates mines, which provide a neighbor- friendly alternative to surface quarries. The Corporation is the largest operator of underground aggregates mines in the United States. Production costs are generally higher at underground mines than for surface quarries since the depth of the aggregates deposits and the access to the reserves result in higher development, explosives and depreciation costs. However, these locations tend to be closer to their end- use markets which can result in transportation advantages that can lead to value-added higher average selling prices than more distant surface quarries. On average, the Corporation’s aggregates reserves exceed 60 years of production based on normalized levels. Management of the Corporation has focused on acquisitions of additional property around existing quarry locations. This property can serve as buffer property or additional mineral reserve capacity, assuming the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry allows the expansion of the quarry footprint and extension of quarry life. Some locations having limited reserves may be unable to expand. Environmental Regulation and Litigation The expansion and growth of the aggregates industry is subject to increasing challenges from environmental and political advocates hoping to control the pace and direction of future development. Certain environmental groups have published lists of targeted municipal areas, including areas within the Corporation’s marketplace, for environme ntal and suburban growth control. The effect of these initiatives on the Corporation’s growth is typically localized. Further challenges are expected as these initiatives gain momentum across the United States. Rail and other transportation alternatives are being heralded by these special-interest groups as solutions to mitigate road traffic congestion and overcrowding. The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with national ambient air quality standards (NAAQS), a defined geographic area must be below the limits set for six pollutants. Environmental groups have been successful in lawsuits against the federal and Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 60 management ’s discussion & analysis of financial condition & results of operations (continued ) certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies. They otherwise face fines or control by the EPA. Included as nonattainment areas are several major metropolitan areas in the Corporation’s markets, such as Greensboro/Winston-Salem/High Point, North Carolina; Charlotte/Gastonia, North Carolina; Hickory/Morganton/ Lenoir, North Carolina; Houston/Galveston, Texas; Dallas/ Fort Worth, Texas; Atlanta, Georgia; Macon, Georgia; Rock Hill, South Carolina; Indianapolis, Indiana; and Baton Rouge, Louisiana. Federal transportation funding through SAFETEALU is directly tied to compliance with the Clean Air Act. The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation’s operations may occasionally use substances classified as toxic or hazardous. The Corporation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Corporation’s businesses, as it is with other companies engaged in similar businesses. Environmental operating permits are, or may be, required for certain of the Corporation’s operations; such permits are subject to modification, renewal and revocation. New permits, which are generally required for opening new sites or for expansion at existing operations, can take several years to obtain. Rezoning and special purpose permits are increasingly difficult to acquire. Once a permit is obtained, the location is required to generally operate in accordance with the approved site plan. The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities (see Notes A and N to the audited consolidated financial statements on pages 13 through 19 and pages 34 and 35, respectively). Specialty Products Segment Through its Specialty Products segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications and dolomitic lime for use primarily in the steel industry. Chemicals products have varying uses, including flame retardants, wastewater treatment, pulp and paper production and other environmental applications. In 2008, 69% of Specialty Products’ net sales were attributable to chemicals products, 28% were attributable to lime, 2% were attributable to stone and 1% were attributable to structural composites products. Sales of chemicals products in 2008 were enhanced by the acquisition of the Elastomag® product line from Morton International, Inc. The increase in the sales of chemicals products has reduced the Specialty Product segment’s dependence on the steel industry. In 2008, approximately 75% of the lime produced was sold to third-party customers, while the remaining 25% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, approximately 40% of Specialty Products’ 2008 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry. These trends are guided by the rate of consumer consumption, the flow of offshore imports and other 2008 net sales bY produc t line and industrY specialty products segment Source: Corporation data 2% Stone 1% Structural Composites Products 69% Chemicals Products 40% Steel Industry 60% Other Industries 28% Lime Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 61 management ’s discussion & analysis of financial condition & results of operations (continued ) economic factors. In 2008, the severe economic decline in the second half of the year caused a significant downturn in the manufacturing of steel. Accordingly, Specialty Products’ sales and earnings were negatively affected during the fourth quarter of 2008 and management anticipates the continued weakness in the manufacturing of steel for much of 2009. Approximately 13% of Specialty Products’ 2008 revenues came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the U.S. dollar is used as the functional currency in foreign transactions. Given the high fixed costs, low capacity utilization negatively affects the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability. Approximately 90% of Specialty Products’ hourly workforce belongs to a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract with the Woodville labor union expires in June 2010, while the Manistee labor union contract expires in August 2011. Current Market Environment and Related Risks The current market environment has negatively affected the economy and management has considered the potential impact to the Corporation’s business. Demand for aggregates products, particularly in the commercial and residential construction markets, could continue to decline if companies and consumers are unable to obtain financing for construction projects or if the economic slowdown causes delays or cancellations of capital projects. State and federal budget issues may continue to negatively affect the funding available for infrastructure spending. High interest rates have lessened states’ abilities to issue bonds to finance construction projects. Currently, several of the Corporation’s top sales states are experiencing a lack of projects being bid by departments of transportation. While a recessionary economy can increase collectibility risks related to receivables, bonds posted by the Corporation’s customers can help to mitigate the risk of uncollectible accounts. However, the Corporation has experienced a delay in payments from certain of its customers during the economic downturn. Further, declines in pension asset values will result in increased pension expense and may result in increased and/or required cash contributions to the plans. Additionally, access to the public debt markets has been limited and, when available, has been at interest rates that are significantly higher than the Corporation’s current weighted-average interest rate on outstanding debt. There is a risk of long-lived asset impairment at temporarily shutdown locations if the recessionary construction market does not improve in the near term. The timing of increased demand will determine when these locations are reopened. During the time that locations are shut down, the plant and equipment continue to be depreciated. When possible, mobile equipment is transferred to and used at an open location. As the Corporation continues to have long-term access to the supply of aggregates reserves, the locations are not considered to be impaired during a temporary shutdown. Increases in the Corporation’s estimated effective income tax rate may harm the Corporation’s results of operations. A number of factors could increase the estimated effective income tax rate including the jurisdictions in whic h earnings are taxed; the resolution of issues arising from tax audits with various tax authorities; changes in the valuation of deferred tax assets and deferred tax liabilities; adjustments to estimated taxes based upon the filing of the consolidated federal and individual state income tax returns; changes in available tax credits; changes in stock- based compensation; changes in tax laws; and the interpretation of tax laws and/or administrative practices. Internal Control and Accounting and Reporting Risk The Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2008. A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 62

M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S O F F I N A N C I A L C O N D I T I O N & R E S U L T S O F O P E R A T I O N S ( C O N T I N U E D ) statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness. Accounting rulemaking, which may come in the form of accounting standards, principles, interpretations or speeches, has become increasingly more complex and generally requires significant estimates and assumptions in its interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board and the Securities and Exchange Commission (see Accounting Changes section of Note A to the audited consolidated financial statements on pages 18 and 19 and section Critical Accounting Policies and Estimates on pages 64 through 73). For additional discussion on risks, see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008. Outlook 2009 The overriding drivers of the Corporation’s 2009 performance will likely be a number of macroeconomic factors. Management’s current view is weighted toward growth during the second half of 2009, and that outlook is fueled by the federal economic stimulus plan. Management believes the stimulus plan will provide the impetus for increased construction activity to address not only jobs creation, but importantly the underlying demand in the infrastructure and industrial-related commercial markets. Management estimates that for every $1 million that is spent directly on highways, roads and bridges, approximately 10,000 tons of construction aggregates are required. The Corporation’s quarries are well positioned to serve expected increases in demand in the latter half of 2009 and into 2010. Management further anticipates that other components of the stimulus plan will result in increased construction activity. Management also expects that favorable energy prices experienced in the fourth quarter will continue throughout 2009 and contribute an increase of $35 million to $50 million to the Corporation’s operating profitability. The Corporation’s operating plan for 2009 will track much of what it did in 2008, with a strict focus on cost containment and keeping the Corporation’s financial base strong. Unlike 2008, however, management is more optimistic that the federal and state governments will be more aggressive in stimulating the United States economy. The Corporation awaits the beginning of deliberations on reauthorization of the current highway bill. Management is also watching closely as many states wait for an improved bond market in order to secure financing necessary for approved, shovel-ready infrastructure projects. All of these factors will be positive for the Corporation. Commercial demand will remain weak, primarily in office and retail construction. Industrial-related construction demand, which includes alternative energy projects, is being dampened by disruption in the credit markets and decreasing energy prices. Residential construction has neared its bottom in many of the Corporation’s markets; however, management does not expect growth in the homebuilding sector to materialize in a significant way in 2009. By contrast, management expects steady growth for chemical-grade aggregates used for flue gas desulfurization and in agriculture lime, as well as ballast used in the railroad industry. In the Specialty Products segment, management expects demand for magnes ia-based chemicals products to steadily increase with a greater emphasis on clean air, clean water and other green initiatives. Dolomitic lime is used in the Corporation’s chemicals products and as a fluxing agent in steel production. Management expects a volume decline in dolomitic lime in 2009 as steel production is forecasted to decrease. Management expects 2009 aggregates volumes to range from down 9% to 12%, excluding the effect of the economic stimulus plan. The midoint of this range will result in a 31% volume decline from the peak period, the twelve months ended March 31, 2006. Management also estimates the rate of pricing growth for the aggregates product line to range from 4% to 6%. The Specialty Products segment is expected to contribute $32 million to $35 million in pretax earnings compared with $28 million in 2008. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 63 management ’s discussion & analysis of financial condition & results of operations (continued ) Absent clarity about the details of the timing and allocations of the economic stimulus plan, the Corporation’s current business plan calls for 2009 net earnings per diluted share in a range of $3.70 to $4.30 for 2009. Management would expect incremental aggregates volume of 8 million to 10 million tons and incremental net earnings per diluted share of $0.50 to $0.75 in 2009 from the economic stimulus plan. Management will update its outlook for the year as it gets more information on the economic stimulus plan and how it may affect the Corporation’s operations. Risks to Earnings Expectations The 2009 estimated earnings range includes management’s assessment of the likelihood of certain risk factors that will affect performance within the range. The most significant risk to 2009 earnings, whether within or outside current earnings expectations, will be, as previously noted, the performance of the United States economy and that performance’s effect on construction activity. Management has estimated its earnings range assuming a stabilization of the United States economy in the second half of 2009. Should the second half 2009 stabilization not occur or if the decline anticipated in the first half 2009 is worse than currently expected, earnings could vary significantly. Risks to the earnings range are primarily volume-related and include a greater-than-expected drop in demand as a result of the continued decline in residential construction, a decline in commercial construction, continued delays in infrastructure projects, or some combination thereof. Further, increased highway construction funding pressures as a result of either federal or state issues can affect profitability. Currently, many states are experiencing state-level funding pressures driven by lower tax revenues and an inability to finance approved projects. North Carolina and Texas are among the states experiencing these pressures and these states may disproportionately affect revenue and profitability. The level of aggregates demand in the Corporation’s end-use markets, production levels and the management of production costs will affect the operating leverage of the Aggregates business and, therefore, profitability. Production costs in the Aggregates business are also sensitive to energy prices, both directly and indirectly. Diesel and other fuels increase production costs directly through consumption or indirectly in the increased cost of energy-related consumables, namely steel, explosives, tires and conveyor belts. Increased diesel costs also affect transportation costs, primarily through fuel surcharges in the Corporation’s long-haul distribution network. Management’s earnings expectations do not include rapidly increasing diesel costs or sustained periods of increased diesel fuel cost during 2009 at the level experienced in 2008. The availability of transportation in the Corporation’s long-haul network, particularly the availability of barges on the Mississippi River system and the availability of rail cars and locomotive power to move trains, affects the Corporation’s ability to efficiently transport material into certain markets, most notably Texas, Florida and the Gulf Coast region. The business is also subject to weather-related risks that can significantly affect production schedules and profitability. Opportunities to reach the upper end of the earnings range depend on the aggregates product line demand exceeding expectations. Risks to earnings outside of the range include a change in volume beyond current expectations as a result of economic events outside of the Corporation’s control. In addition to the impact on residential and commercial construction, the Corporation is exposed to risk in its earnings expectations from tightening credit markets and the availability of and in terest cost related to its debt. If volumes decline worse than expected, the Corporation is exposed to greater risk in its earnings, including its debt covenant, as the pressure of operating leverage increases disproportionately. OTHER FINANCIAL INFORMATION Critical Accounting Policies and Estimates The Corporation’s audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. These estimates require management’s subjective and complex judgments. Amounts reported in the Corporation’s consolidated financial statements could differ materially if management had used different assumptions in making these estimates, resulting in actual results differing from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Corporation’s Audit Committee. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 64 management ’s discussion & analysis of financial condition & results of operations (continued ) Management’s determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict. Impairment Review of Goodwill Goodwill is required to be tested at least annually for impairment using a discounted cash flow model to estimate fair value. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 21% of the Corporation’s total assets at December 31, 2008, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations. There is no goodwill associated with the Specialty Products segment. For the Aggregates business, management determined the reporting units, which represent the level at which goodwill is tested for impairment under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“FAS 142”), were as follow: • Carolina, which includes North Carolina and South Carolina; • Mideast, which includes Indiana, Maryland, Ohio, Virginia and West Virginia; • South Central, which includes Alabama, Illinois, Kentucky, Louisiana, Mississippi, North Georgia, Tennessee and quarry operations and distribution yards along the Mississippi River system and Gulf Coast; • Southeast, which includes Florida, South Georgia and offshore quarry operations in the Bahamas and Nova Scotia; • West, which includes Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Washington and Wyoming. In accordance with FAS 142, the Corporation identified its reporting units as its operating segments or one level below its operating segments, referred to as components, if certain criteria were met. These criteria include the component having discrete financial information available and the information being regularly reviewed by segment management. However, components within an operating segment can be combined into a reporting unit if they have similar economic characteristics. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, disclosures for certain of the aforementioned reporting units are consolidated for financial reporting purposes as they meet the aggregation criteria. Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation. Goodwill for each of the reporting units is tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents step 1 of a two-step approach required by FAS 142. If the fair value of a reporting unit exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a step 1 failure and leads to a step 2 evaluation to determine the goodwill write off. If a step 1 failure occurs, the excess of the carrying value over the fair value does not equal the amount of the goodwill write off. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible assets, other than goodwill, similar to the purchase price allocation prescribed under Statement of Financial Accounting Standards No. 141, Business Combinations. The remaining unallocated fair value represents the implied fair value of the goodwill. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. When performing step 2 and allocating a reporting unit’s fair value, assets having a higher fair value as compared to book value increase any possible write off of impaired goodwill. In accordance with FAS 142, the fair value of a reporting unit can be carried forward if it meets three criteria. First, the most recent evaluation resulted in a reporting unit’s fair value exceeding its carrying value by a substantial amount. Second, the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination. Finally, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. In 2008, the impairment evaluation was performed as of October 1, which represents the ongoing annual evaluation date. The fair values of all reporting units were recalculated using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 65

M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S O F F I N A N C I A L C O N D I T I O N & R E S U L T S O F O P E R A T I O N S ( C O N T I N U E D ) profitability, capital requirements, a discount rate ranging from 9.0% to 10.0% depending on the reporting unit, and a 2.5% terminal growth rate. The aggregate fair value was compared to the Corporation’s market capitalization plus a control premium comparable to recent transactions within the industry. The fair values for each reporting unit exceeded their respective carrying values. The term of the discounted cash flow model is a significant factor in determining the fair value of the reporting units. A 15-year term was selected based on management’s judgment supported by quantitative factors, including the Corporation’s strong financial position, long history of earnings growth and the remaining life of underlying mineral reserves, estimated at over 60 years based on normalized production levels. Additional consideration was given to qualitative factors, including the Corporation’s industry leadership position and the lack of obsolescence risks related to the Aggregates business. Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were consistent with the five-year operating plan prepared by management and reviewed by the Board of Directors. The succeeding ten years of profitability were estimated using assumptions for price, cost and volume changes. Future price, cost and volume assumptions were based on current forecasts and market conditions. Capital requirements were estimated based on expected recapi-talization needs of the reporting units. The assumed discount rate was based on each reporting unit’s weighted-average cost of capital. The terminal growth rate was selected based on the projected annual increase in Gross Domestic Product. Price, cost and volume changes, profitability of acquired operations, efficiency improvements, the discount rate and the terminal growth rate are significant assumptions in performing the impairment test. These assumptions are interdependent and have a significant impact on the results of the test. The West reporting unit is significant to the evaluation as $398 million of the Corporation’s goodwill at December 31, 2008 is attributable to this reporting unit. For the 2008 evaluation, the excess of fair value over carrying value for this reporting unit was $1.5 billion. Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future FAS 142 evaluations could be negatively affected. Additionally, the total estimated fair value is impacted by the Corporation’s market capitalization. Therefore, a decrease in the Corporation’s stock price could result in lower fair values of the respective reporting units. Further, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation model for the 2009 evaluation. The potential write off of goodwill from future evaluations represents a risk to the Corporation. Pension Expense-Selection of Assumptions The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 26 through 30). Key assumptions for these benefit plans are selected in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). In accordance with FAS 87, annual pension expense (inclusive of SERP expense) consists of several components: UE Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels. UE Interest Cost, which represents the accretion cost on the liability that has been discounted to its present value. UE Expected Return on Assets, which represents the expected investment return on pension fund assets. UE Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately, in accordance with FAS 87. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2008, the net unrecognized actuarial loss and unrecognized prior service cost were $167.0 million and $4.3 million, respectively. Pension Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 66 management ’s discussion & analysis of financial condition & results of operations (continued ) accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $167.0 million unrecognized actuarial loss consists of approximately $129.9 million that is currently subject to amortization in 2009 and $37.1 million that is not subject to amortization in 2009. Assuming the December 31, 2008 projected benefit obligation and an average remaining service life of 8.7 years, approximately $16.5 million of amortization of the actuarial loss and prior service cost will be a component of 2009 annual pension expense. These components are calculated annually to determine the pension expense that is reflected in the Corporation’s results of operations. Management believes the selection of assumptions related to the annual pension expense is a critical accounting estimate due to the high degree of volatility in the expense dependent on selected assumptions. The key assumptions are as follow: • The discount rate is the rate used to present value the pension obligation and represents the current rate at which the pension obligations could be effectively settled. • The rate of increase in future compensation levels is used to project the pay-related pension benefit formula and should estimate actual future compensation levels. • The expected long-term rate of return on pension fund assets is used to estimate future asset returns and should reflect the average rate of long-term earnings on assets already invested. • The mortality table represents published statistics on the expected lives of people. Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation used the 10th to 90th percentile of the universe (315 issues) of Moody’s Aa noncallable bonds in its analysis to determine the discount rate. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual pension expense. Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense. The actual rate of increase in compensation levels in 2008 was slightly lower than the assumed long-term rate of increase of 5.0%. Effective January 1, 2009, the Corporation changed investment managers to further diversify its portfolio of assets and risk of returns. The change in investment managers has increased the number of investment funds for pension assets from five to over thirty. The expected mix of assets will include small positions in hedge funds and real estate. Management’s selection of the expected long-term rate of return on pension fund assets is based on historical returns for its projected mix of assets. Given that these returns are long-term, there are generally not significant fluctuations in the expected rate of return from year to year. However, based on the change in the mix of assets and the currently projected returns on these assets, management lowered it expected return on assets assumption at December 31, 2008 and selected a rate of 7.75%. The following table presents the expected return on pension fund assets as compared with the act ual return on pension assets for 2008, 2007 and 2006: Expected Return Actual Return (in thousands) on Pension Assets on Pension Assets 20081 $22,530 ($78,462) 20072 $22,474 $11,839 20063 $19,638 $30,329 1 Return on assets is for the period December 1, 2007 to December 31, 2008. 2 Return on assets is for the period December 1, 2006 to November 30, 2007. 3 Return on assets is for the period December 1, 2005 to November 30, 2006. The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the statement of earnings. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which are amortized into annual pension expense. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 67 management ’s discussion & analysis of financial condition & results of operations (continued ) The Corporation used the RP 2000 Mortality Table to estimate the remaining lives of the participants in the pension plans. The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly workforce and the white-collar table for its salaried employees. Assumptions are selected on December 31 to be used in the calculation of the succeeding year’s expense. For the 2008 pension expense, the assumptions selected at December 31, 2007 were as follow: Discount rate 6.09% Rate of increase in future compensation levels Expected long-term rate of return on assets Average remaining service period for participants RP 2000 Mortality Table 5.00% 8.00% 8.8 years Using these assumptions, the 2008 pension expense was $18.4 million, which includes settlement expense of $2.8 million. A change in the assumptions would have had the following impact on the 2008 expense: • A change of 25 basis points in the discount rate would have changed 2008 expense by approximately $1.6 million. • A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2008 expense by approximately $0.7 million. For the 2009 pension expense, the assumptions selected were as follow: Discount rate 6.11% Rate of increase in future compensation levels 5.00% Expected long-term rate of return on assets 7.75% Average remaining service period for participants 8.7 years RP 2000 Mortality Table Using these assumptions, the 2009 pension expense is expected to be approximately $35.1 million based on current demographics and structure of the plans. The increase in annual pension expense in 2009 is due to the decline in the values of pension plan assets in 2008, which reduced the expected return on assets and increased the amortization of the actuarial loss. Changes in the under lying assumptions would have the following estimated impact on the 2009 expected expense: • A change of 25 basis points in the discount rate would change the 2009 expected expense by approximately $1.7 million. • A change of 25 basis points in the expected long- term rate of return on assets would change the 2009 expected expense by approximately $0.5 million. The Corporation made pension plan contributions of $110.7 million in the five-year period ended December 31, 2008, of which $102.0 million were voluntary. Despite these contributions, the Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $163.1 million at December 31, 2008. The Corporation expects to make pension plan contributions in a range of $7.5 million to $36 million in 2009, depending on final interpretations of funding requirements under the Pension Protection Act of 2006. However, under certain funding choices, the Corporation may be able to defer 2009 contributions until 2010 and beyond. Estimated Effective Income Tax Rate The Corporation uses the liability method to determine its provision for income taxes, as outlined in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of financial reporting versus tax basis differences using statutory income tax rates and management’s judgment with respect to any valuation allowances on deferred tax assets. The result is management’s estimate of the annual effective tax rate (the “ETR”). Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and l ocal tax jurisdictions in which the Corporation conducts business. Changes in the statutory tax rates and/ or tax laws in these jurisdictions may have a material effect on the ETR. The effect of these changes, if any, is recognized when the change is effective. As prescribed by these tax regulations, as well as generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting and income tax purposes is Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 68 management ’s discussion & analysis of financial condition & results of operations (continued ) not always the same. Therefore, these differences between the Corporation’s pretax income for financial reporting purposes and the amount of taxable income for income tax purposes are treated as either temporary or permanent, depending on their nature. Temporary differences reflect revenues or expenses that are recognized in financial reporting in one period and taxable income in a different period. Temporary differences result from differences between the financial reporting basis and tax basis of assets or liabilities and give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences occur, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense as reported on the Corporation’s consolidated statements of earnings is not changed by temporary differences. For example, accelerated methods of depreciating machinery and equipment are often used for income tax purposes as compared with the straight-line method used for financial reporting purposes. Initially, the straight-line method used for financial reporting purposes, as compared with accelerated methods for income tax purposes, will result in higher current income tax expense for financial reporting purposes, with the difference between these methods resulting in the establishment of a deferred tax liability. The Corporation has deferred tax liabilities, primarily for property, plant and equipment and goodwill. The deferred tax liabilities attributable to property, plant and equipment relate to accelerated depreciation and depletion methods used for income tax purposes as compared with the straight- line and units of production methods used for financial reporting purposes. These temporary differences will reverse over the remaining useful lives of the related assets. The deferred tax liabilities attributable to goodwill arise as a result of amortizing goodwill for income tax purposes but not for financial reporting purposes. This temporary difference reverses when goodwill is written off for financial reporting purposes, either through divestitures or an impairment charge. The timing of such events cannot be estimated. The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories and net operating loss carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. The deferred tax assets attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences depends on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At Decemb er 31, 2008, the Corporation had state net operating loss carry- forwards of $127.9 million and related deferred tax assets of $5.6 million that have varying expiration dates. These deferred tax assets have a valuation allowance of $5.3 million, which was established based on the uncertainty of generating future taxable income in certain states during the limited period that the net operating loss carryforwards can be utilized under state statutes. The Corporation’s estimated ETR reflects adjustments to financial reporting income for permanent differences. Permanent differences reflect revenues or expenses that are recognized in determining either financial reporting income or taxable income, but not both. Permanent differences either increase or decrease income tax expense with no offset in deferred tax liabilities. An example of a material permanent difference that affects the Corporation’s estimated ETR is tax depletion in excess of basis for mineral reserves. For income tax purposes, the depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to the limitations imposed on percentage depletion, changes in sales volumes and earnings may not Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 69 management ’s discussion & analysis of financial condition & results of operations (continued ) proportionately affect the permanent depletion deduction included in the ETR. As a result, the Corporation may continue to claim tax depletion deductions exceeding the cost basis of the mineral reserves, whereas the depletion expense for financial reporting purposes ceases once the value of the mineral reserves is fully amortized. The continuing depletion for tax purposes is treated as a permanent difference. Another example of a permanent difference is goodwill established for financial reporting purposes from an acquisition of another company’s stock. This goodwill has no basis for income tax purposes. If the goodwill is subsequently written off as a result of divestitures or impairment losses, the financial reporting deduction is treated as a permanent difference. Tax depletion in excess of book basis for mineral reserves is the single largest recurring permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates such as profitability by tax unit, which compound the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings. To calculate the estimated ETR for any year, management uses actual information where practical. Certain permanent and temporary differences, including deductions for percentage depletion allowances, are estimated at the time the provision for income taxes is calculated. After estimating amounts that management considers reasonable under the circumstances, a provision for income taxes is recorded. Each quarter, management updates the estimated ETR for the current year based on events that occur during the quarter. For example, changes to forecasts of annual sales and related earnings, purchases and sales of business units and product mix subject to different percentage depletion rates are reflected in the quarterly estimate of the annual ETR. As required by FAS 109, some events may be treated as discrete events and the tax impact is fully recorded in the quarter in which the discrete event occurs. For example, the estimated ETR for the first quarter of 2008 was positively affected by the reversal of reserves for certain uncertain tax positions. Additionally, the estimated ETR for the third quarter reflects the filing of the prior year federal and state income tax returns that adjust prior estimates of permanent and temporary differences, the evaluation of the deferred tax balances and the related valuation allowances, and the reversal of any tax reserves for which the statute of limitations expire. Further, at the end of the fourth quarter, certain estimates were adjusted to reflect actual reported annual sales and related earnings and any changes in permanent differences. Historically, the Corporation’s adjustment of prior estimates of permanent and temporary differences has not been material to its results of operations or total tax expense. For 2008, an overall estimated ETR of 30.5% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect 2008 income tax expense by $2.6 million. All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. In accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109 (“FIN 48”), the Corporation has established reserves of $15.5 million for uncertain tax positions at December 31, 2008. FIN 48 requires the recognition of a tax benefit when it is more-likely-than-not, based on the technical merits, that the position would be sustained upon examination by a taxing authority. FIN 48 reserves are analyzed quarterly and, if necessary, are adjusted based on changes in underlying facts and circumstances. In 2008, the Corporation settled its Internal Revenue Service (“IRS”) examination of its 2004 and 2005 tax years with the exception of one issue that has been appealed. The effective settlement of the agreed upon issues resulted in a reversal into income of $3.4 million of reserves for uncertain tax positions. The Corporation does not expect any unrecognized tax benefits to significantly change during 2009. The Corporation’s open tax years that are subject to federal examination are 2006 to 2008. Further, certain state and foreign tax jurisdictions have open tax years from 2001 to 2008. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 70 management ’s discussion & analysis of financial condition & results of operations (continued ) Property, Plant and Equipment Property, plant and equipment represent 56% of total assets at December 31, 2008 and accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets. The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more extensive drilling program that is undertaken before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 60 and 61). The amount of overburden and the quality of the aggregates material are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties and, for quality control, calculating overburden volumes and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves. Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Corporation’s objectives are to ensure that the underlying deposit meets aggregates specifications and the total reserves on site are sufficient for mining and economically recoverable. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry. The number and depth of the holes are determined by the size of the site and the complexity of the site- specific geology. Geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous. Despite previous drilling and sampling, once accessed, the quality of reserves within a deposit can vary. Construction contracts, for the infrastructure market in particular, include specifications related to the aggregates material. If a flaw in the deposit is discovered, the aggregates material may not meet the required specifications. This can have an adverse effect on the Corporation’s ability to serve certain customers or on the Corporation’s profitability. In addition, other issues can arise that limit the Corporation’s ability to access reserves in a particular quarry, including geological occurrences, blasting practices and zoning issues. Locations underlain with sand and gravel are typically drilled using the auger method, whereby a 6-inch corkscrew brings up material from below the ground which is then sampled. Deposits in these locations are typically limited in thickness, and the quality and sand-to-gravel ratio of the deposit can vary both horizontally and vertically. Hole spacing at these locations is approximately one hole for every acre to ensure a representative sampling. The geologist conducting the reserve evaluation makes the decision as to the number of holes and the spacing in accordance with standards and procedures established by the Corporation. Further, the anticipated heterogeneity of the deposit, based on U.S. geological maps, also dictates the number of holes used. The generally accepted reserve categories for the aggregates industry and the designations the Corporation uses for reserve categories are summarized as follow: Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 71 management ’s discussion & analysis of financial condition & results of operations (continued ) Proven Reserves — These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is relatively homogeneous based on the drilling results and exploration data provided in U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs and/or electromagnetic, seismic or other surveys conducted by independent geotechnical engineering firms. The proven reserves that are recorded reflect reductions incurred as a result of quarrying that result from leaving ramps, safety benches, pillars (underground), and the fines (small particles) that will be generated during processing. Proven reserves are further reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines. The Corporation typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 50% due to the nature of the material. The assumed loss factor for underground operations is 35% due to pillars. Probable Reserves — These reserves are inferred utilizing fewer drill holes and/or assumptions about the economically recoverable reserves based on local geology or drill results from adjacent properties. The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 60 and 61). Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an income approach over the life of the proven and probable reserves. The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. During 2008, depletion expense was $4.6 million. The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Quarry development costs are classified as land improvements. There is diversity within the mining industry regarding the accounting treatment used to record pre-production stripping costs. At existing quarries, new pits may be developed to access additional reserves. Some companies within the industry expense pre-production stripping costs associated with new pits within a quarry. In making its determination as to the appropriateness of capitalizing or expensing preproduction stripping costs, management reviews the facts and circumstances of each situation when additional pits are developed within an existing quarry. If the additional pit operates in a separate and distinct area of a quarry, the costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Further, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs. During 2008, the Corporation capitalized $3.9 million of quarry development costs for a new pit being created at its Three Rivers quarry in Smithland, Kentucky. Inventory Standards The Corporation values its finished goods inventories under the first-in, first - out methodology using standard costs. For quarries, the standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or market, and adjusting, if necessary, for normal capacity levels and abnormal costs. In addition to production costs, the standards for sales yards include a freight component for the cost of transporting the inventory from a quarry to the sales yard and materials handling costs. Preoperating start-up costs are expensed as incurred and are not capitalized as part of inventory costs. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 72 management ’s discussion & analysis of financial condition & results of operations (continued ) Standard costs are updated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes. In periods in which production costs, in particular energy costs, and/or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 56 through 58). Liquidity and Cash Flows Operating Activities The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by operations was $341.7 million in 2008, compared with $395.6 million in 2007 and $338.2 million in 2006. These cash flows were derived, substantially, from net earnings before deducting cer tain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization for the years ended December 31 were as follow: (add 000) 2008 2007 2006 Depreciation $163,334 $ 142,938 $ 130,608 Depletion 4,644 4,489 6,258 Amortization 3,151 2,911 4,563 Total $ 171,129 $ 150,338 $ 141,429 The $53.8 million decrease in cash provided by operating activities in 2008 compared with 2007 is due to lower net earnings before depreciation, depletion and amortization expense and gains on sales of assets, and a reduction in accounts payable due to the timing of payments. This was offset by a reduction in receivables due to lower sales, lower cash taxes due to lower earnings and higher benefits from bonus depreciation deductions, and lower excess tax benefits from stock-based compensation transactions due to lower intrinsic gains on stock option exercises. The increase in cash provided by operating activities in 2007 compared with 2006 of $57.4 million is due to higher net earnings before depreciation, depletion and operating cash flow (in millions) Source: Corporation data ’04 ’05 ’06 ’07 ’08 $267 $318 $338 $342 $396 amortization expense, an increase in receivables due to slower payments from customers, and less cash paid for income taxes. The increase in receivables was in line with the increase in sales. These factors were partially offset by higher excess tax benefits attributable to stock-based compensation transactions. Investing Activities Net cash used for investing activities was $450.8 million in 2008, $256.0 million in 2007 and $213.4 million in 2006. Cash used for investing activities was $194.7 million higher in 2008 compared with 2007. The increase was due to an increase of $206.3 million paid for acquisitions, primarily related to the exchange transaction with Vulcan Materials Company. Cash used for investing activities was $42.6 million higher in 2007 compared with 2006. The increase was primarily related to lower proceeds from the sale of assets, including investments, during 2007. Additionally, 2007 reflects an increase in payments for acquisitions to $12.2 million from $3.0 million in 2006. Capital spending by reportable segment, excluding acquisitions, was as follows for 2008, 2007 and 2006: (add 000) 2008 2007 2006 Mideast Group $ 83,566 $ 91,594 $ 71,332 Southeast Group 92,474 58,637 51,252 West Group 63,750 84,933 115,726 Total Aggregates Business 239,790 235,164 238,310 Specialty Products 9,814 10,508 12,985 Corporate 8,642 19,251 14,681 Total $ 258,246 $ 264,923 $ 265,976 Spending for property, plant and equipment is expected to approximate $185 million in 2009, including the Hunt Martin Materials joint venture but exclusive of acquisitions. However, 2009 capital spending could be reduced, if necessary, to a maintenance level, defined as aggregates depreciation, depletion and amortization. Martin Marietta Mat erials, Inc. and Consolidated Subsidiaries page 73

M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S O F F I N A N C I A L C O N D I T I O N & R E S U L T S O F O P E R A T I O N S ( C O N T I N U E D ) Proceeds from divestitures and sales of assets include the cash from the sales of surplus land and equipment and the divestitures of several Aggregates operations. These proceeds provided pretax cash of $26.0 million, $21.1 million and $30.6 million in 2008, 2007 and 2006, respectively. Financing Activities A total of $126.8 million was provided by financing activities in 2008. The Corporation used $151.8 million and $169.2 million of cash for financing activities during 2007 and 2006, respectively. In 2008, the Corporation had net borrowings of long-term debt of $220.8 million, excluding debt issuance costs, primarily related to the issuance of $300.0 million of Senior Notes and $200.0 million of borrowings under the Corporation’s credit agreement offset by the repayment of $200.0 million of Notes and $72.0 million of commercial paper borrowings. In 2007, the Corporation had net borrowings of long-term debt of $418.1 million, excluding debt issue costs related to the issuance of $250.0 million of Senior Notes and $225.0 million of Floating Rate Senior Notes. The Corporation had net borrowings of $0.1 million in 2006. During 2007 and 2006, the Corporation repurchased shares of common stock through open market transactions pursuant to authority granted by its Board of Directors. In 2007, the Corporation repurchased 4,189,100 shares at an aggregate price of $575.2 million as compared with 1,874,200 shares at an aggregate price of $172.9 million in 2006. $24.0 million of the 2007 repurchases were settled in January 2008. In 2008, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.49 per share. Regular quarterly dividends were authorized and paid by the Corporation at a rate of $0.345 per share for the first and second quarters and at a rate of $0.40 per share for the third and fourth quarters. Total cash dividends were $62.5 million in 2008, $53.6 million in 2007 and $46.4 million in 2006. During 2008, the Corporation issued stock under its stock-based award plans, providing $3.3 million in cash. Comparable cash provided by issuances of common stock was $14.6 million and $31.5 million in 2007 and 2006, respectively. Excess tax benefits from stock-based compensation transactions were $3.3 million in 2008, $23.3 million in 2007 and $17.5 million in 2006. Capital Structure and Resources Long-term debt, including current maturities, increased to $1.355 billion at the end of 2008 from $1.124 billion at the end of 2007, primarily due to the issuance of $300.0 million of 6.6% Senior Notes due in 2018 (the “6.6% Senior Notes”) and $200.0 million of borrowings under the Corporation’s credit agreement. This debt was incurred to finance the acquisition of six quarries from Vulcan Materials Company and to repay $72.0 million of commercial paper and $200.0 million of 5.875% Notes that matured on December 1, 2008. The Corporation’s debt at December 31, 2008 was principally in the form of publicly issued long-term notes and debentures and issuances of credit agreement borrowings. In connection with the issuance of the 6.6% Senior Notes, the Corporation unwound its two forward starting interest rate swap agreements with a total notional amount of $150.0 million (the “Swap Agreements”). The Corporation made a payment of $11.1 million, which represented the fair value of the Swap Agreements on the date of termination. The accumulated other comprehensive loss at the date of termination will be recognized in earnings over the 10-year life of the 6.6% Senior Notes. On April 10, 2008, the Corporation amended its unsecured $ 250.0 million Credit Agreement to add another class of loan commitments which had the effect of increasing the borrowing base under the agreement by $75.0 million (hereinafter, the “Credit Agreement”). Borrowings under the Credit Agreement are unsecured and may be used for general corporate purposes, including to support the Corporation’s commercial paper program. The Credit Agreement expires on June 30, 2012. On October 24, 2008, the Corporation further amended its Credit Agreement to provide for an increased leverage covenant. As amended, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve months (the “Ratio”) may not exceed 3.25 to 1.00 as of the end of any fiscal quarter and may exclude debt incurred in connection with an Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 74 management ’s discussion & analysis of financial condition & results of operations (continued ) acquisition for a period of 180 days provided that the Ratio does not exceed 3.50 to 1.00. In exchange for the covenant modification, the Corporation agreed to an increase in the drawn facility fee under a pricing grid tied to its long-term debt rating, currently LIBOR plus 225 basis points. The Ratio is calculated as total long-term debt divided by consolidated EBITDA, as defined, for the trailing twelve months. Consolidated EBITDA is generally defined as earnings before interest expense, income tax expense, and depreciation, depletion and amortization expense for continuing operations. Additionally, stock-based compensation expense is added back and interest income is deducted in the calculation of consolidated EBITDA. Certain other nonrecurring items and noncash items, if they occur, can affect the calculation of consolidated EBITDA. At December 31, 2008, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve month EBITDA was 2.67 and was calculated as follows (dollars in thousands): Twelve-Month Period January 1, 2008 to December 31, 2008 Earnings from continuing operations $ 171,477 Add back: Interest expense 74,299 Income tax expense 71,822 Depreciation, depletion and amortization expense 169,565 Stock-based compensation expense 21,865 Deduct: Interest income (1,005) Consolidated EBITDA, as defined $ 508,023 Consolidated debt at December 31, 2008 $1,354,944 Consolidated debt-to-consolidated EBITDA, as defined, at December 31, 2008 for trailing twelve-month EBITDA 2.67 In the event of a default on the leverage ratio, the lenders can terminate the Credit Agreement and declare any outstanding balance as immediately due. On December 1, 2008, the Corporation refinanced $200.0 million of 5.875% Notes by drawing on the available credit under its Credit Agreement. Shareholders’ equity increased to $1.022 billion at December 31, 2008 from $946.0 million at December 31, 2007. At December 31, 2008, the Corporation recognized accumulated other comprehensive loss of $101.7 million, resulting from foreign currency translation gains, unrecognized actuarial losses and prior service costs related to pension and postretirement benefits and the unrecognized amounts related to the Swap Agreements. At December 31, 2008, 5.0 million shares of common stock were remaining under the Corporation’s repurchase authorization. The Corporation may repurchase shares of its common stock in the open market or through private transactions at such prices and upon such terms as the Chairman and Chief Executive Officer deem appropriate. At December 31, 2008, the Corporation had $37.8 million in cash. Of this amount, $25.9 million was deposited in an overnight bank time deposit account. The remaining cash and cash equivalents represent deposits in transit to the Corporation’s lockbox accounts and deposits held at local banks. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowings on its available line of credit. The Corporation typically invests excess funds in Eurodollar time deposit accounts, which are exposed to bank solvency risk and are not FDIC insured. Funds not yet available in lockboxes generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100 million to be maintained at any one bank. Cash on hand, along with the Corporation’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, are expected to continue to b e sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs and allow for payment of dividends for the foreseeable future. As of December 31, 2008, the Corporation had $123 million of unused borrowing capacity under its Credit Agreement, subject to complying with the related leverage covenant. The Corporation’s ability to borrow or issue Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 75

M A N A G E M E N T ’ S D I S C U S S I O N & A N A L Y S I S O F F I N A N C I A L C O N D I T I O N & R E S U L T S O F O P E R A T I O N S ( C O N T I N U E D ) securities is dependent upon, among other things, prevailing economic, financial and market conditions (see Section Current Market Environment and Related Risks on page 62). Based on discussions with the Corporation’s bank group, the Corporation expects to have continued access to the public credit market, although at a higher cost of debt when compared with its 5.5% weighted average interest rate at December 31, 2008. The Corporation may be able to obtain incremental liquidity by using its accounts receivable as collateral under a secured financing arrangement. Borrowings under such a facility would be limited based on the balance of the Corporation’s accounts receivable. The Corporation may be required to obtain financing in order to fund certain strategic acquisitions, if any such opportunities arise, or to refinance outstanding debt. Any strategic acquisition of size would require an appropriate balance of newly issued equity with debt in order to maintain an investment grade credit rating. Furthermore, the Corporation is exposed to risk from tightening credit markets, through the interest cost related to its $225.0 million Floating Rate Senior Notes due in 2010 and the interest cost related to its commercial paper program, to the extent that it is available to the Corporation. On October 24, 2008, Moody’s downgraded the Corporation’s long-term rating to Baa3 from Baa1 and downgraded its commercial paper rating to P-3 from P-2 with a stable outlook. On October 29, 2008, Standard & Poor’s (“S&P”) reaffirmed the Corporation’s senior unsecured debt rating of BBB+ and downgraded the outlook to negative. The S&P commercial paper rating of A-2 remained unchanged. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at those levels. Contractual and Off Balance Sheet Obligations At December 31, 2008, the Corporation’s recorded benefit obligation related to postretirement benefits totaled $47.1 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. The Corporation has other retirement benefits related to the SERP. At December 31, 2008, the Corporation had a total obligation of $35.7 million related to this plan. In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land.Additionally, the Corporation enters into equipment rentals to meet shorter-term, non-recurring and intermittent needs and capital lease agreements for certain machinery and equipment. At December 31, 2008, the Corporation had $0.4 million of capital lease obligations. For operating leases and royalty agreements, amounts due are expensed in the period incurred. Management anticipates that in the ordinary course of business, the Corporation will enter into royalty agreements for land and mineral reserves during 2009. The Corporation has $15.5 million of accruals for uncertain tax positions in accordance with FIN 48. Such accruals may become payable if the tax positions are not sustained upon examination by a taxing authority. The Corporation is a minority member of a limited liability company whereby the majority member is paid preferred returns. The Corporation does not have the right to acquire the remaining interest of the limited liability company until 2010. The Corporation has purchase commitments for property, plant and equipment, which were $8.2 million as of December 31, 2008. The Corporation also has other purchase obligations related to energy and service contracts which totaled $52.3 million as of December 31, 2008. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 76 management ’s discussion & analysis of financial condition & results of operations (continued ) has indemnified the underwrit- The Corporation’s contractual commitments as of December 31, 2008 are as follow: ing insurance company against (add 000) Total < 1 yr. 1-3 yrs. 3-5 yrs. > 5 yrs. any exposure under the surety ON BALANCE SHEET: Long-term debt $ 1,354,944 $ 202,530 $ 478,619 $ 2,913 $ 670,882 bonds. In the Corporation’s Postretirement benefits 47,074 2,900 7,535 7,897 28,742 past experience, no material SERP 35,708 550 15,930 2,830 16,398 claims have been made against Capital leases 423 121 302 –– –– Uncertain tax positions 15,482 –– 15,482 –– –– these financial instruments. Other commitments 724 32 69 76 547 OFF BALANCE SHEET: Interest on noncallable Quantitative and publicly-traded Qualitative Disclosures long- term debt 837,368 69,522 118,208 88,350 561,288 about Market Risk Preferred payments to LLC majority member 2,416 707 1,709 –– —As discussed earlier, the Operating leases 367,809 71,463 95,228 76,626 124,492 Corporation’s operations are Royalty agreements 63,825 7,677 13,045 9,273 33,830 Purchase commitments — capital 8,199 8,199 –– –– –– highly dependent upon the Other commitments — energy interest rate-sensitive construc and services 52,338 26,333 24,124 1,881 –– tion and steelmaking industries. Total $ 2,786,310 $ 390,034 $ 770,251 $ 189,846 $ 1,436,179 Notes A, G, J, L and N to the audited consolidated financial statements on pages 13 through 19; 22 and 23; 26 through 30; 32 and 33; and 34 and 35, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table. Contingent Liabilities and Commitments The Corporation has entered into standby letter of credit agreements relating to workers’ compensation and automobile, marine and general liability self-insurance. On December 31, 2008, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of approximately $23.1 million. In the normal course of business at December 31, 2008, the Corporation was contingently liable for $111.7 million in surety bonds underwritten by Safeco Corporation, a subsidiary of Liberty Mutual Group, that guarantee its own performance and are required by certain states and municipalities and their related agencies. Certain of the bonds guarantee performance of obligations, including asset retirement requirements, that are accrued on the Corporation’s balance sheet. The bonds are principally for certain construction contracts, reclamation obligations and mining permits. Four of these bonds total $40.7 million, or 36% of all outstanding surety bonds. The Corporation Consequently, these market places could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see Business Environment section on pages 48 through 64). The current credit environment has negatively affected the economy and management has considered the potential impact to the Corporation’s business. Demand for aggregates products, particularly in the commercial and residential construction markets, could continue to decline if companies and consumers are unable to obtain financing for construction projects or if the economic recession causes delays or cancellations to capital projects. Additionally, access to the public debt markets has been limited and, when available, has been at interest rates that are significantly higher than the Corporation’s weighted- average interest rate on outstanding debt. The lack of available credit has also lessened states’ abilities to issue bonds to finance construction projects. Demand in the residential construction market is affected by interest rates. The Federal Reserve cut the federal funds rate by 425 basis points to zero percent in 2008. T he residential construction market accounted for approximately 9 percent of the Corporation’s aggregates product line shipments in 2008. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 77 management ’s discussion & analysis of financial condition & results of operations (continued ) Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates as a result of any temporary cash investments, including money market funds and overnight investments in Eurodollar time deposit accounts; any outstanding short-term facility borrowings; Floating Rate Senior Notes; and defined benefit pension plans. Additionally, the Corporation’s earnings are affected by petroleum-based product costs. The Corporation has no counterparty risk. Short-Term Facility Borrowings The Corporation has a $325.0 million credit agreement which supports its commercial paper program. Borrowings under this facility bear interest at a variable interest rate. The effect of a hypothetical 100- basis-point increase in interest rates on borrowings of $200.0 million, which is the outstanding balance at December 31, 2008, would increase interest expense by $2.0 million on an annual basis. The Corporation has a $325.0 million commercial paper program in which borrowings bear interest at a variable rate based on LIBOR. At December 31, 2008, there were no outstanding commercial paper borrowings. Floating Rate Senior Notes The Corporation has $225.0 million of Floating Rate Senior Notes that bear interest at a rate equal to the three- month LIBOR plus 0.15%. As the Floating Rate Senior Notes bear interest at a variable rate, the Corporation has interest rate risk. The effect of a hypothetical 100 basis point increase in interest rates on borrowings of $225.0 million would increase interest expense by $2.3 million on an annual basis. Pension Expense The Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates on pages 64 through 73. Petroleum-Based Product Costs Petroleum-based product costs, including diesel fuel, natural gas and liquid asphalt, represent significant production costs for the Corporation. Increases in the prices of these products generally are tied to energy sector inflation. In 2008, increases in the prices of these products lowered earnings per diluted share by $0.65. A hypothetical 10% change in the Corporation’s petroleum-based product prices in 2009 as compared with 2008, assuming constant volumes, would impact 2009 pretax earnings by approximately $20.7 million. Aggregate Risk for Interest Rates and Energy Sector Inflation The pension expense for 2009 is calculated based on assumptions selected at December 31, 2008. Therefore, assuming no commercial paper borrowings, interest rate risk in 2009 is limited to the potential effect related to the Floating Rate Senior Notes and borrowings under short- term facilities. The effect of a hypothetical increase in interest rates of 1% on the $225.0 million of Floating Rate Senior Notes and $200.0 million of borrowings under the credit agreement would be an increase of $4.3 million in interest expense on an annual basis. Additionally, a 10% change in petroleum- based product costs would impact annual pretax earnings by approximately $20.7 million. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 78 management ’s discussion & analysis of financial condition & results of operations (continued ) Forward-Looking Statements – Safe Harbor Provisions If you are interested in Martin Marietta Materials, Inc. stock, management recommends that, at a minimum, you read the Corporation’s current annual report and Forms 10-K, 10-Q and 8-K reports to the SEC over the past year. The Corporation’s recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Corporation’s web site at www.martinmarietta.com and are also available at the SEC’s web site at www.sec.gov. You may also write or call the Corporation’s Corporate Secretary, who will provide copies of such reports. Investors are cautioned that all statements in this annual report that relate to the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and involve risks and uncertainties, and are based on assumptions that the Corporation believes in good faith are reasonable but which may be materially different from actual results. Forward-looking statements give the investor management’s expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as “anticipate,” “expect,” “should be,” “believe,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of management’s forward-looking statements here and in other publications may turn out to be wrong. Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements include, but are not limited to, the performance of the United States economy and assumed stabilization in the second half of 2009; the level and timing of federal and state transportation funding, particularly in North Carolina, one of the Corporation’s largest and most profitable states, and Georgia, Texas and South Carolina, which when coupled with North Carolina, represented 52% of 2008 net sales in the Aggregates business; the ability of states and/or other entities to finance approved projects; levels of construction spending in the markets the Corporation serves; the severity of a continued decline in the residential construction market and the slowing growth rate in commercial construction, notably office and retail space; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of the drought in the southeastern United States; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy costs and higher volumes of rail and water shipments; further weakening in the steel industry markets served by the Corporation’s dolomitic lime products; increased interest cost resulting from further tightening of the credit markets or the unavailability of credit; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Corporation’s tax rate; violation of the debt covenant if volumes decline worse than expected; downward pressure on the Corporation’s common stock price and its impact on goodwill impairment evaluations; and ot her risk factors listed from time to time found in the Corporation’s filings with the Securities and Exchange Commission. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 38 through 79 of the 2008 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 13 through 19 and 34 and 35, respectively, of the audited consolidated financial statements included in the 2008 Annual Report. Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 79 quarterly performance (unaudited) (add 000, except per share and stock prices) Total Revenues Net Sales Gross Profit Net Earnings Quarter 2008 2007 2008 2007 2008 2007 2008 2007 ___ ___First $ 2,450 $ 4,750 $ 2,339 $ 4,321 $ (166) $ 292 $ — $ 0.01 Second 1,025 5,857 938 5,454 4,298 529 0.10 0.01 Third 736 4,948 615 4,618 737 487 0.02 0.01 Fourth 58 3,972 58 3,598 (90) 316 — 0.01 ___ ___Totals $ 4,269 $19,527 $ 3,950 $ 17,991 $ 4,779 $ 1,624 $ 0.11 $ 0.04 ___ Quarter 20084,7 20075,6 20084,7 20075,6 2008 2007 2008 2007 ___ ___First $ 0.50 $ 0.74 $ 0.50 $ 0.73 $ 0.345 $ 0.275 $132.54 $ 95.02 $137.27 $ 98.91 Second 1.54 1.95 1.52 1.92 0.345 0.275 $125.19 $102.16 $170.25 $131.64 Third 1.60 2.16 1.58 2.12 0.40 0.345 $124.97 $ 90.05 $165.97 $116.52 Fourth 0.61 1.35 0.60 1.33 0.40 0.345 $110.93 $ 58.62 $144.28 $114.40 ___ Totals $ 4.26 $ 6.16 $ 4.20 $ 6.06 $ 1.49 $ 1.24 ___Quarter 2008 2007 2008 2007 20082 20073 20084,7 20075,6 ___ ___First $ 451,559 $ 457,491 $ 396,293 $ 410,211 $ 75,148 $ 93,798 $ 20,864 $ 32,990 Second 597,827 589,435 526,420 529,351 139,463 177,991 63,805 82,952 Third 599,211 615,383 526,152 544,390 151,631 167,324 66,326 90,266 Fourth 471,484 532,595 414,467 471,925 104,113 129,766 25,261 56,541 ___ ___Totals $ 2,120,081 $2,194,904 $ 1,863,332 $ 1,955,877 $ 470,355 $ 568,879 $176,256 $262,749___Per Common Share ___ ___Stock Prices ___ ___Basic Earnings1 Diluted Earnings1 Dividends Paid High Low High Low ___ ___Total Revenues Net Sales Net Earnings (Loss) Earnings per Diluted Share1 ___ ___(add 000, except per share) 1 The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements. 2 Gross profit in the fourth quarter of 2008 included a $3.2 million charge related to the resolution of a royalty dispute. 3 Gross profit in the second quarter of 2007 included a $9.0 million write up of finished goods inventory to reflect increasing production costs and transportation costs to distribution yards. 4 Net earnings and basic and diluted earnings per common share in the first quarter of 2008 included the reversal of $3.4 million, or $0.08 per basic and diluted share, in tax reserves for the effective settlement of agreed upon issues from the Internal Revenue Service examination that covered the 2004 and 2005 tax years. 5 Net earnings and basic and diluted earnings per common share in the second quarter of 2007 included $5.5 million, or $0.13 per basic and diluted share, for the write up of finished goods inventory to reflect increasing production costs and transportation costs to distribution yards. 6 Net earnings and basic and diluted earnings per common share in the third quarter of 2007 included the reversal of $4.8 million, or $0.11 per basic and diluted share, in tax reserves upon the expiration of the statute of limitations for federal examination of certain tax years. 7 Net earnings and basic and diluted earnings per common share in the fourth quarter of 2008 were reduced by $1.9 million, or $0.05 per basic and diluted share, related to the resolution of a royalty dispute, $3.3 million, or $0.08 per basic and diluted share, for the accrual of severance and other termination costs in connection with the Corporation’s reduction in workforce and $2.0 million, or $0.05 per basic and diluted share, for the writeoff of certain assets related to the structural composites product line. At February 6, 2009, there were 826 shareholders of record. The following presents total revenues, net sales, net earnings (loss) and earnings per diluted share attributable to discontinued operations: Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 80 five year selected financial data (add 000, except per share) 2008 2007 2006 2005 Consolidated Operating Results Net sales Freight and delivery revenues Total revenues $1,863,332 256,749 2,120,081 $ 1,955,877 239,027 2,194,904 $1,916,898 260,877 2,177,775 $1,719,197 245,826 1,965,023 $ 1,478,886 201,612 1,680,498 Cost of sales, other costs and expenses 1,544,921 1,543,053 1,541,770 1,422,334 1,257,522 Freight and delivery costs 256,749 239,027 260,877 245,826 201,612 Cost of operations 1,801,670 1,782,080 1,802,647 1,668,160 1,459,134 Other operating (income) and expenses, net (4,879) (18,103) (12,640) (16,158) (10,363) Earnings from Operations 323,290 430,927 387,768 313,021 231,727 Interest expense 74,299 60,893 40,359 42,597 42,733 Other nonoperating (income) and expenses, net 5,692 (6,390) (2,743) (1,423) (607) Earnings from continuing operations before taxes on income 243,299 376,424 350,152 271,847 189,601 Taxes on income 71,822 115,299 106,691 73,888 58,416 Earnings from continuing operations 171,477 261,125 243,461 197,959 131,185 Discontinued operations, net of taxes 4,779 1,624 1,961 (5,293) (2,022) Net Earnings $ 176,256 $ 262,749 $ 245,422 $ 192,666 $ 129,163 Basic Earnings (Loss) Per Common Share: Earnings from continuing operations $ 4.14 $ 6.12 $ 5.36 $ 4.25 $ 2.72 Discontinued operations 0.12 0.04 0.04 (0.11) (0.04) Basic Earnings Per Common Share $ 4.26 $ 6.16 $ 5.40 $ 4.14 $ 2.68 Diluted Earnings (Loss) Per Common Share: Earnings from continuing operations $ 4.09 $ 6.02 $ 5.25 $ 4.19 $ 2.70 Discontinued operations 0.11 0.04 0.04 (0.11) (0.04) Diluted Earnings Per Common Share $ 4.20 $ 6.06 $ 5.29 $ 4.08 $ 2.66 Cash Dividends Per Common Share $ 1.49 $ 1.24 $ 1.01 $ 0.86 $ 0.76 Condensed Consolidated Balance Sheet Data Current deferred income tax benefits $ 57,967 $ 44,285 $ 25,317 $ 14,989 $ 5,750 Current assets – other 607,064 581,725 567,037 587,052 618,503 Property, plant and equipment, net 1,690,529 1,433,553 1,295,491 1,166,351 1,065,215 Goodwill 622,297 574,667 570,538 569,263 567,495 Other intangibles, net 13,890 9,426 10,948 18,744 18,642 Other noncurrent assets 40,755 40,149 37,090 76,917 80,247 Total Assets $3,032,502 $2,683,805 $2,506,421 $2,433,316 $2,355,852 Current liabilities – other $ 146,109 $ 230,480 $ 189,116 $ 199,259 $ 202,843 Current maturities of long-term debt and short-term facilities 202,530 276,136 125,956 863 970 Long-term debt 1,152,414 848,186 579,308 709,159 713,661 Pension and postretirement benefits 207,830 103,518 106,413 98,714 88,241 Noncurrent deferred income taxes 174,308 160,902 159,094 149,972 139,179 Other noncurrent liabilities 127,607 118,592 92,562 101,664 57,531 Shareholders’ equity 1,021,704 945,991 1,253,972 1,173,685 1,153,427 Total Liabilities and Shareholders’ Equity $ 3,032,502 $ 2,683,805 $2,506,421 $2,433,316 $2,355,852 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 81 common stock performance graph The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P 500 Materials Index. comparison of cumulative total return martin marietta materials, inc., s&p 500 and s&p 500 materials indices 50 100 200 150 250 300 DOLLARS Martin Marietta Materials, Inc. 12/31/03 12/31/04 12/31/05 12/31/06 12/31/07 12/31/08 S&P 500 Index S&P 500 Materials Index Cumulative Total Return 12/31/03 12/31/04 12/31/05 12/31/06 12/31/07 12/31/08 Martin Marietta Materials, Inc. $ 100.00 $ 116.09 $ 168.05 $ 230.03 $ 296.16 $ 219.94 S&P 500 Index $ 100.00 $ 110.84 $ 116.27 $ 134.60 $ 141.98 $ 89.53 S&P 500 Materials Index $ 100.00 $ 113.13 $ 118.43 $ 140.84 $ 172.49 $ 93.86 Martin Marietta Materials, Inc. and Consolidated Subsidiaries page 82