Form 10-K, Exhibit 13
period 2009-12-31
MARTIN MARIETTA MATERIALS INC
filed 2010-02-26
CIK 916076

STATEMENT OF FINANCIAL RESPONSIBILITY AND REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2009 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2009 and 2008, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2009, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.
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
Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2009.
The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

C. Howard Nye	Anne H. Lloyd
President and Chief Executive Officer	Executive Vice President,
Chief Financial Officer and Treasurer
February 26, 2010
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
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
In our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2009 and 2008, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2009, of Martin Marietta Materials, Inc., and our report dated February 26, 2010, expressed an unqualified opinion thereon.
Raleigh, North Carolina
February 26, 2010
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2009 and 2008, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
As discussed in Note A to the consolidated financial statements, in 2009, the Corporation changed its method of accounting for business combinations with the adoption of the guidance originally issued in Financial Accounting Standards Board (FASB) Statement No. 141(R), Business Combinations (codified in FASB Accounting Standards Codification (ASC) Topic 805, Business Combinations), its method of accounting for noncontrolling interests with the adoption of the guidance originally issued in FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (codified in FASB ASC Topic 810, Consolidation), and its method of accounting for earnings per share with the adoption of the guidance originally issued in FASB Staff Position No. Emerging Issues Task Force 03-6-1, Determining Whether Shares Granted in Share-Based Payment Transactions are Participating Securities (codified in FASB ASC Topic 260, Earnings per Share).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010, expressed an unqualified opinion thereon.
Raleigh, North Carolina
February 26, 2010
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 8

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2009	2008	2007

Net Sales	$1,496,640	$1,859,697	$1,950,396
Freight and delivery revenues	205,963	256,724	238,852

Total revenues	1,702,603	2,116,421	2,189,248

Cost of sales	1,158,907	1,389,182	1,382,191
Freight and delivery costs	205,963	256,724	238,852

Total cost of revenues	1,364,870	1,645,906	1,621,043

Gross Profit	337,733	470,515	568,205
Selling, general and administrative expenses	139,400	151,348	155,186
Research and development	373	596	869
Other operating expenses and (income), net	10,383	(4,815)	(18,077)

Earnings from Operations	187,577	323,386	430,227
Interest expense	73,460	74,299	60,893
Other nonoperating (income) and expenses, net	(1,145)	1,958	(7,291)

Earnings from continuing operations before taxes on income	115,262	247,129	376,625
Taxes on income	27,375	72,088	115,360

Earnings from Continuing Operations	87,887	175,041	261,265
Gain on discontinued operations, net of related tax expense of $192, $5,449 and $1,561, respectively	277	4,709	2,074

Consolidated net earnings	88,164	179,750	263,339
Less: Net earnings attributable to noncontrolling interests	2,705	3,494	590

Net Earnings Attributable to Martin Marietta Materials, Inc.	$85,459	$176,256	$262,749

Net Earnings Attributable to Martin Marietta Materials, Inc.
Earnings from continuing operations	$85,182	$171,547	$260,675
Discontinued operations	277	4,709	2,074

	$85,459	$176,256	$262,749

Net Earnings Attributable to Martin Marietta Materials, Inc.
Per Common Share (See Note A)
— Basic from continuing operations available to common shareholders	$1.91	$4.09	$6.04
— Discontinued operations available to common shareholders	0.01	0.11	0.05

	$1.92	$4.20	$6.09

— Diluted from continuing operations available to common shareholders	$1.90	$4.07	$5.98
— Discontinued operations available to common shareholders	0.01	0.11	0.05

	$1.91	$4.18	$6.03

Weighted-Average Common Shares Outstanding
— Basic	44,000	41,370	42,653

— Diluted	44,190	41,617	43,021

The notes on pages 13 to 38 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 9

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2009	2008

Current Assets:
Cash and cash equivalents	$263,591	$37,794
Accounts receivable, net	162,815	211,596
Inventories, net	332,569	318,018
Current deferred income tax benefits	60,303	57,967
Other current assets	37,582	39,656

Total Current Assets	856,860	665,031

Property, plant and equipment, net	1,692,905	1,690,529
Goodwill	624,224	622,297
Other intangibles, net	12,469	13,890
Other noncurrent assets	52,825	40,755

Total Assets	$3,239,283	$3,032,502

Liabilities and Equity (add 000, except parenthetical share data)

Current Liabilities:
Bank overdraft	$1,737	$4,677
Accounts payable	52,107	62,921
Accrued salaries, benefits and payroll taxes	15,222	19,232
Pension and postretirement benefits	18,823	3,728
Accrued insurance and other taxes	24,274	23,419
Current maturities of long-term debt and short-term facilities	226,119	202,530
Other current liabilities	35,271	32,132

Total Current Liabilities	373,553	348,639

Long-term debt	1,023,492	1,152,414
Pension, postretirement and postemployment benefits	160,354	207,830
Noncurrent deferred income taxes	195,946	174,308
Other noncurrent liabilities	79,527	82,051

Total Liabilities	1,832,872	1,965,242

Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 45,399,000 and 41,462,000 shares outstanding at December 31, 2009 and 2008, respectively)	453	414
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	381,173	78,545
Accumulated other comprehensive loss	(75,084)	(101,672)
Retained earnings	1,058,698	1,044,417

Total Shareholders’ Equity	1,365,240	1,021,704
Noncontrolling interests	41,171	45,556

Total Equity	1,406,411	1,067,260

Total Liabilities and Equity	$3,239,283	$3,032,502

The notes on pages 13 to 38 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 10

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2009	2008	2007

Cash Flows from Operating Activities:
Consolidated net earnings	$88,164	$179,750	$263,339
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	179,391	171,129	150,338
Stock-based compensation expense	20,552	21,865	19,687
Losses (Gains) on divestitures and sales of assets	2,121	(25,565)	(11,259)
Deferred income taxes	8,685	23,848	8,741
Excess tax benefits from stock-based compensation transactions	(555)	(3,370)	(23,278)
Other items, net	(1,018)	(2,675)	(7,723)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	48,521	34,242	(3,315)
Inventories, net	(12,525)	(25,182)	(31,514)
Accounts payable	(10,452)	(24,411)	1,494
Other assets and liabilities, net	(4,516)	(3,997)	31,040

Net Cash Provided by Operating Activities	318,368	345,634	397,550

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(139,230)	(258,246)	(264,923)
Acquisitions, net	(49,593)	(218,544)	(12,211)
Proceeds from divestitures and sales of assets	7,792	26,028	21,107
Loan to affiliate	(4,000)	—	—
Railcar construction advances	(8,743)	(7,286)	—
Repayments of railcar construction advances	8,743	7,286	—

Net Cash Used for Investing Activities	(185,031)	(450,762)	(256,027)

Cash Flows from Financing Activities:
Borrowings of long-term debt	330,000	297,837	471,990
Repayments of long-term debt	(236,006)	(205,022)	(125,342)
(Repayments) Borrowings on short-term facilities, net	(200,000)	128,000	71,463
Debt issuance costs	(2,389)	(1,105)	(807)
Termination of interest rate swaps	—	(11,139)	—
Change in bank overdraft	(2,940)	(1,674)	(2,039)
Payments on capital lease obligations	(137)	(191)	(177)
Dividends paid	(71,178)	(62,511)	(53,610)
Distributions to owners of noncontrolling interests	(2,562)	(3,935)	(1,982)
Purchase of remaining 49% interest in existing joint venture	(17,060)	—	—
Repurchases of common stock	—	(24,017)	(551,164)
Issuances of common stock	294,177	3,271	14,623
Excess tax benefits from stock-based compensation transactions	555	3,370	23,278

Net Cash Provided by (Used for) Financing Activities	92,460	122,884	(153,767)

Net Increase (Decrease) in Cash and Cash Equivalents	225,797	17,756	(12,244)
Cash and Cash Equivalents, beginning of year	37,794	20,038	32,282

Cash and Cash Equivalents, end of year	$263,591	$37,794	$20,038

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$72,027	$75,622	$64,034
Cash paid for income taxes	$17,087	$54,827	$69,737
The notes on pages 13 to 38 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 11

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

				Accumulated
	Shares of		Additional	Other		Total	Non-
	Common	Common	Paid-In	Comprehensive	Retained	Shareholders’	controlling	Total
(add 000, except per share data)	Stock	Stock	Capital	Earnings/(Loss)	Earnings	Equity	Interests	Equity

Balance at December 31, 2006	44,851	$448	$147,491	$(36,051)	$1,142,084	$1,253,972	$47,458	$1,301,430
Increase in reserves for uncertain tax positions	—	—	—	—	(1,407)	(1,407)	—	(1,407)

Consolidated net earnings	—	—	—	—	262,749	262,749	590	263,339
Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits, net of tax benefit of $1,085	—	—	—	(1,592)	—	(1,592)	(69)	(1,661)
Foreign currency translation gain	—	—	—	3,831	—	3,831	—	3,831
Change in fair value of forward starting interest rate swap agreements, net of tax benefit of $2,106	—	—	—	(3,220)	—	(3,220)	—	(3,220)

Consolidated comprehensive earnings						261,768	521	262,289

Dividends declared ($1.24 per common share)	—	—	—	—	(53,610)	(53,610)	—	(53,610)
Issuances of common stock for stock award plans	656	6	40,756	—	—	40,762	—	40,762
Repurchases of common stock	(4,189)	(42)	(156,979)	—	(418,160)	(575,181)	—	(575,181)
Stock-based compensation expense	—	—	19,687	—	—	19,687	—	19,687
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(1,982)	(1,982)

Balance at December 31, 2007	41,318	412	50,955	(37,032)	931,656	945,991	45,997	991,988

Consolidated net earnings	—	—	—	—	176,256	176,256	3,494	179,750
Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits, net of tax benefit of $38,543	—	—	—	(58,912)	—	(58,912)	—	(58,912)
Foreign currency translation loss	—	—	—	(3,906)	—	(3,906)	—	(3,906)
Change in fair value of forward starting interest rate swap agreements, net of tax benefit of $1,305	—	—	—	(1,994)	—	(1,994)	—	(1,994)

Consolidated comprehensive earnings						111,444	3,494	114,938

Elimination of early measurement date for pension and postretirement benefits, net of tax expense of $111	—	—	—	172	(984)	(812)	—	(812)
Dividends declared ($1.49 per common share)	—	—	—	—	(62,511)	(62,511)	—	(62,511)
Issuances of common stock for stock award plans	144	2	5,725	—	—	5,727	—	5,727
Stock-based compensation expense	—	—	21,865	—	—	21,865	—	21,865
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(3,935)	(3,935)

Balance at December 31, 2008	41,462	414	78,545	(101,672)	1,044,417	1,021,704	45,556	1,067,260

Consolidated net earnings	—	—	—	—	85,459	85,459	2,705	88,164
Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits, net of tax of $15,315	—	—	—	23,409	—	23,409	(2)	23,407
Foreign currency translation gain	—	—	—	2,673	—	2,673	—	2,673
Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $331	—	—	—	506	—	506	—	506

Consolidated comprehensive earnings						112,047	2,703	114,750

Dividends declared ($1.60 per common share)	—	—	—	—	(71,178)	(71,178)	—	(71,178)
Issuances of common stock	3,778	38	293,404			293,442		293,442
Issuances of common stock for stock award plans	159	1	(3,727)	—	—	(3,726)	—	(3,726)
Stock-based compensation expense	—	—	20,552	—	—	20,552	—	20,552
Purchase of remaining 49% interest in existing joint venture	—	—	(7,601)	—	—	(7,601)	(4,526)	(12,127)
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(2,562)	(2,562)

Balance at December 31, 2009	45,399	$453	$381,173	$(75,084)	$1,058,698	$1,365,240	$41,171	$1,406,411

The notes on pages 13 to 38 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 12

NOTES TO FINANCIAL STATEMENTS
Note A: Accounting Policies
Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The Corporation’s aggregates products, which include crushed stone, sand and gravel, are used primarily for construction of highways and other infrastructure projects, and in the domestic commercial and residential construction industries. Aggregates products are also used in the railroad, environmental and agricultural industries. These aggregates products, along with asphalt products, ready mixed concrete and road paving materials, are sold and shipped from a network of 289 quarries, distribution facilities and plants to customers in 31 states, Canada, the Bahamas and the Caribbean Islands. The Aggregates Business contains the following reportable segments: Mideast Group, Southeast Group and West Group. The Mideast Group operates in Indiana, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Utah, Washington and Wyoming. The following states account for approximately 56% of the Aggregates Business’ 2009 net sales: Texas, North Carolina, Georgia, Iowa and Louisiana.
In addition to the Aggregates Business, the Corporation has a Specialty Products segment that produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.
Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets, and assumptions used in the calculation of income taxes, retirement and other postemployment benefits. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when facts and circumstances dictate. Volatile credit, equity and energy markets and declines in construction activity have combined to increase the uncertainty inherent in certain of these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements in the period in which the change in estimate occurs.
Basis of Consolidation. The consolidated financial statements include the accounts of the Corporation and its wholly-owned and majority-owned subsidiaries. Partially-owned affiliates are either consolidated or accounted for at cost or as equity investments, depending on the level of ownership interest or the Corporation’s ability to exercise control over the affiliates’ operations. Intercompany balances and transactions have been eliminated in consolidation.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 13

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Cash and Cash Equivalents. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowings on its available line of credit. The Corporation typically invests excess funds in money market funds and Eurodollar time deposit accounts, which are exposed to bank solvency risk and are not FDIC insured. Funds not yet available in lockboxes generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100,000,000 to be maintained at any one bank.
At December 31, 2009, cash and cash equivalents were $263,591,000, of which $255,119,000 was deposited in overnight bank time deposit accounts. At December 31, 2008, cash and cash equivalents were $37,794,000, of which $25,910,000 was deposited in overnight bank time deposit accounts. The remaining cash and cash equivalents represent deposits in transit to the Corporation’s lockbox accounts and deposits held at local banks.
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
Notes Receivable. Notes receivable are stated at cost and recorded as other current or noncurrent assets on the consolidated balance sheets. The Corporation records an allowance for notes receivable deemed uncollectible. At December 31, 2009, the allowance for uncollectible notes receivable was $151,000. At December 31, 2008, there were no notes receivable deemed uncollectible.
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
The Corporation reviews relevant facts and circumstances to determine whether to capitalize or expense pre-production stripping costs when additional pits are developed within an existing quarry. If the additional pit operates in a separate and distinct area of the quarry, these costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Additionally, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs.
Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an income approach over the life of the proven and probable reserves.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 14

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
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
Goodwill and Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually, as of October 1, for impairment. An interim review is performed between annual tests if facts or circumstances indicate potential impairment. If an impairment review indicates that the carrying value is impaired, a charge is recorded.
The Corporation’s reporting units, which represent the level at which goodwill is tested for impairment, are based on its geographic regions. Goodwill is allocated to the reporting units based on the location of acquisitions and divestitures at the time of consummation.
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
Derivatives. From time to time, the Corporation holds derivative instruments to manage the exposure of interest rate risk on its long-term debt. When held, the Corporation records derivative instruments at fair value on its consolidated balance sheet. At December 31, 2009 and 2008, the Corporation did not hold any derivative instruments. In April 2008, the Corporation unwound its forward starting interest rate swaps, which represented cash flow hedges, in connection with a public debt offering (see Note G). The accumulated other comprehensive loss at the date of termination is being charged to earnings in the same periods as interest expense is incurred on the underlying debt issuance.
Retirement Plans and Postretirement Benefits. The Corporation sponsors defined benefit retirement plans and also provides other postretirement benefits. The Corporation recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability on the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive earnings or loss, net of tax. Actuarial gains or losses that arise during the year are not recognized as net periodic benefit cost in the same year, but rather are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants’ average remaining service period and recognized as a component of net periodic benefit cost.
Stock-Based Compensation. The Corporation has stock-based compensation plans for employees and directors. The Corporation recognizes all forms of share-based payments to employees, including stock options, as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 15

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The Corporation uses the lattice valuation model to determine the fair value of stock option awards. The lattice valuation model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data. Other key assumptions used in determining the fair value of the stock options awarded in 2009, 2008 and 2007 were:

	2009	2008	2007

Risk-free interest rate	3.31%	3.71%	4.74%
Dividend yield	1.70%	1.10%	1.10%
Volatility factor	36.90%	30.40%	31.00%
Expected term	7.1 years	7.0 years	6.9 years
Based on these assumptions, the weighted-average fair value of each stock option granted was $28.72, $40.32 and $55.94 for 2009, 2008 and 2007, respectively.
The risk-free interest rate reflects the interest rate on zero-coupon U.S. government bonds available at the time each option was granted having a remaining life approximately equal to the option’s expected life. The dividend yield represents the dividend rate expected to be paid over the option’s expected life. The Corporation’s volatility factor measures the amount by which its stock price is expected to fluctuate during the expected life of the option and is based on historical stock price changes. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Corporation estimates forfeitures and will ultimately recognize compensation cost only for those stock-based awards that vest.
Beginning in 2008, the Corporation recognizes income tax benefits received on dividends or dividend equivalents of unvested share-based payments as an increase to additional paid-in capital and includes them in the pool of excess tax benefits. Prior to 2008, these benefits were included in retained earnings.
Environmental Matters. The Corporation records a liability for an asset retirement obligation at fair value in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset’s carrying amount. The estimate of fair value is impacted by management’s assumptions regarding the scope of the work required, inflation rates and quarry closure dates.
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
Uncertain Tax Positions. The Corporation recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that the position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.
The Corporation records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statement of earnings. At December 31, 2009, accrued interest of $1,709,000, net of tax benefits of $1,118,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet. At December 31, 2008, accrued interest of $1,366,000, net of tax benefits of $894,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 16

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
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
Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings for the Corporation consist of net earnings; amortization of actuarial losses, prior service costs and transition assets related to pension and postretirement benefits; foreign currency translation adjustments; and the amortization of the value of terminated forward starting interest swap agreements into interest expense. Prior to their unwinding in April 2008, changes in the fair value of forward starting interest rate swap agreements were also included in consolidated comprehensive earnings.
The components of accumulated other comprehensive loss, which is included in the Corporation’s consolidated statements of total equity, consist of the following:

December 31
(add 000)	2009	2008	2007

Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits	$(74,214)	$(97,623)	$(38,883)
Foreign currency translation gains	5,017	2,344	6,250
Unamortized value of terminated forward starting interest rate swap agreements	(5,887)	(6,393)	—
Fair value of forward starting interest rate swap agreements	—	—	(4,399)

Accumulated other comprehensive loss	$(75,084)	$(101,672)	$(37,032)

Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits at December 31, 2009, 2008 and 2007 are net of cumulative noncurrent deferred tax assets of $48,601,000, $63,916,000 and $25,484,000, respectively. The unamortized fair value of terminated forward interest rate swap agreements at December 31, 2009 and 2008 is net of cumulative noncurrent deferred tax assets of $3,852,000 and $4,183,000, respectively. The fair value of the forward interest rate swap agreements at December 31, 2007 is net of cumulative noncurrent deferred tax assets of $2,878,000.
Earnings Per Common Share. Effective January 1, 2009, the Corporation retrospectively determined whether instruments granted in share-based payment transactions are participating securities. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and, therefore, included in computing earnings per share (EPS) pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Corporation pays nonforfeitable dividend equivalents during the vesting period on its restricted stock awards and incentive stock awards, which results in these being considered participating securities. The inclusion of participating securities in the Corporation’s EPS calculations decreased previously-reported basic EPS by $0.06 and previously-reported diluted EPS by $0.02 for the year ended December 31, 2008. For the year ended December 31, 2007, the inclusion of participating securities in the Corporation’s EPS calculations decreased previously-reported basic EPS by $0.07 and previously-reported diluted EPS by $0.03.
The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta Materials, Inc., reduced by dividends and undistributed earnings attributable to the Corporation’s unvested restricted stock awards and incentive stock awards. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the year. Diluted earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards to be issued to employees and nonemployee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements. The diluted per-share computations reflect a change in the number of common shares outstanding (the denominator) to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 17

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The following table reconciles the numerator and denominator for basic and diluted earnings per common share:

years ended December 31
(add 000)	2009	2008	2007

Net earnings from continuing operations attributable to Martin Marietta Materials, Inc.	$85,182	$171,547	$260,675
Less: Distributed and undistributed earnings attributable to unvested awards	(1,048)	(2,394)	(3,200)

Basic and diluted net earnings available to common shareholders from continuing operations attributable to Martin Marietta Materials, Inc.	84,134	169,153	257,475
Basic and diluted net earnings available to common shareholders from discontinued operations	277	4,709	2,074

Basic and diluted net earnings available to common shareholders attributable to Martin Marietta Materials, Inc.	$84,411	$173,862	$259,549

Basic weighted-average common shares outstanding	44,000	41,370	42,653
Effect of dilutive employee and director awards	190	247	368

Diluted weighted-average common shares outstanding	44,190	41,617	43,021

Accounting Changes. On July 1, 2009, the Financial Accounting Standards Board (FASB) released the authoritative version of the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification, which does not change U.S. GAAP, reorganizes the thousands of U.S. GAAP pronouncements into 90 accounting topics and displays all topics using a consistent structure. It also includes relevant Securities and Exchange Commission guidance that follows the same topical structure in separate sections in the Codification. The Codification is effective for annual and interim periods ending after September 15, 2009. The Codification did not change the Corporation’s existing accounting policies.
Effective January 1, 2009, if the Corporation is required to record any nonrecurring nonfinancial assets and nonfinancial liabilities at fair value, they are measured in accordance with the Fair Value Measurements and Disclosures Topic of the Codification.
The Corporation accounts for all business combinations with acquisition dates on or after January 1, 2009 by recognizing the full fair value of all assets acquired, liabilities assumed and noncontrolling minority interests in acquisitions of less than a 100% controlling interest; expensing all acquisition-related transaction and restructuring costs; capitalizing in-process research and development assets acquired; and recognizing contingent consideration obligations and contingent gains acquired and contingent losses assumed. Furthermore, the Corporation classifies noncontrolling interests as a separate component of total equity and net earnings attributable to noncontrolling interests as a separate line item on the face of the earnings statement for all business combinations with acquisitions dates on or after January 1, 2009. As disclosed in Note C, on June 12, 2009, the Corporation acquired three quarry locations plus the remaining 49% interest in an existing joint venture from CEMEX, Inc.
The accounting guidance for noncontrolling interests in consolidated financial statements also requires retrospective application of its disclosure and presentation requirements for all periods presented. Accordingly, noncontrolling interests at December 31, 2008 and 2007, which were previously reported as other noncurrent liabilities, have been reclassified as a separate component of total equity. Furthermore, net earnings attributable to noncontrolling interests for the years ended December 31, 2008 and 2007 have been presented as a separate line item on the Corporation’s consolidated statements of earnings. Consolidated comprehensive earnings for the years ended December 31, 2008 and 2007 were also adjusted to include the comprehensive earnings attributable to noncontrolling interests.
Reclassifications. Certain 2008 and 2007 amounts have been reclassified to conform to the 2009 presentation. The reclassifications increased previously-reported operating cash flows by an immaterial amount. The reclassifications had no impact on previously reported results of operations or financial position.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 18

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note B: Goodwill and Intangible Assets
The following table shows the changes in goodwill, all of which relate to the Aggregates Business, by reportable segment and in total for the years ended December 31:

	Mideast	Southeast	West
	Group	Group	Group	Total
(add 000)	2009

Balance at beginning of period	$118,249	$105,857	$398,191	$622,297
Acquisitions	—	—	414	414
Adjustments to purchase price allocations	1,500	13	—	1,513

Balance at end of period	$119,749	$105,870	$398,605	$624,224

	2008

Balance at beginning of period	$115,986	$51,265	$407,416	$574,667
Acquisitions	3,780	45,862	—	49,642
Adjustments to purchase price allocations	(1,517)	8,826	—	7,309
Amounts allocated to divestitures	—	(96)	(9,225)	(9,321)

Balance at end of period	$118,249	$105,857	$398,191	$622,297

Intangible assets subject to amortization consist of the following at December 31:

	Gross	Accumulated	Net
	Amount	Amortization	Balance
(add 000)	2009

Noncompetition agreements	$9,284	$(6,911)	$2,373
Customer relationships	3,550	(841)	2,709
Use rights and other	10,025	(5,403)	4,622

Total	$22,859	$(13,155)	$9,704

	2008

Noncompetition agreements	$10,484	$(7,457)	$3,027
Customer relationships	3,260	(351)	2,909
Use rights and other	10,025	(4,836)	5,189

Total	$23,769	$(12,644)	$11,125

During 2009, the Corporation acquired $290,000 of customer relationships for the Aggregates Business, which are subject to amortization. The weighted-average amortization period for these agreements was 7.0 years.
During 2008, the Corporation acquired $6,350,000 of other intangibles, consisting of the following amortizable assets by segment:

				Weighted-
				average
	Aggregates	Specialty		amortization
(add 000)	Business	Products	Total	period

Noncompetition agreements	$240	$285	$525	5.9 years
Customer relationships	3,260	—	3,260	7.0 years

Total	$3,500	$285	$3,785	6.8 years

The Corporation also acquired a $2,565,000 trade name related to the ElastoMag® product during 2008. The trade name, which is recorded within the Specialty Products segment, is deemed to have an indefinite life and is not being amortized. At December 31, 2009 and 2008, the Corporation also had water use rights of $200,000 that are deemed to have an indefinite life and are not being amortized.
Total amortization expense for intangible assets for the years ended December 31, 2009, 2008 and 2007 was $1,711,000, $1,886,000 and $1,947,000, respectively.
The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)

2010	$1,608
2011	1,608
2012	1,527
2013	1,423
2014	1,299
Thereafter	2,239

Total	$9,704

Note C: Business Combinations and Discontinued Operations
Business Combinations. On June 12, 2009, the Corporation acquired three quarry locations plus the remaining 49% interest in an existing joint venture from CEMEX, Inc. The quarry operations are located at Fort Calhoun, Nebraska; Guernsey, Wyoming; and Milford, Utah. Guernsey and Milford are rail-connected quarries, while Fort Calhoun ships material via barge on the Missouri River in addition to its local and long-haul truck market in Nebraska. The 49% interest purchased relates to the Granite Canyon, Wyoming, quarry (“Granite Canyon”) where
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 19

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
the Corporation was the operating manager. Granite Canyon is a major supplier of railroad ballast serving both the Union Pacific Railroad and Burlington Northern Santa Fe Railway. The acquired locations enhance the Corporation’s existing long-haul distribution network and provide attractive product synergies. The Corporation’s acquired locations, including the partial interest only in Granite Canyon, have aggregates reserves that exceed 250 million tons.
The purchase price for the three quarries plus the remaining 49% interest in Granite Canyon was $65,000,000, which represents the fair value of the assets (cash) paid to CEMEX, Inc. Of the total purchase price, the Corporation allocated $48,000,000 to the three quarry locations and $17,000,000 to Granite Canyon based on the locations’ relative fair values.
The three new quarry locations represent a business combination. Accordingly, the purchase price has been allocated to the fair values of the assets acquired and the liabilities assumed. The Corporation recognized goodwill in the amount of $414,000, all of which is deductible for income tax purposes. The final fair values of the other assets acquired related to the three quarry locations were allocated as follows:

(add 000)

Inventories	$2,025
Mineral reserves and interests	$31,686
Land	$1,220
Machinery and equipment	$12,533
Customer relationships	$290
The $48,000,000 purchase price for the three acquired quarries has been classified as an investing activity in the Corporation’s consolidated statement of cash flows for the year ended December 31, 2009. In addition, the operating results of the acquired quarries have been included with those of the Corporation since the date of acquisition and are being reported through the Corporation’s West Group in the financial statements.
The purchase of the remaining 49% interest in Granite Canyon represents an equity transaction. Accordingly, the assets and liabilities related to the noncontrolling interest continued to be valued at their basis at the transaction date; the noncontrolling interest of $4,526,000 was eliminated; additional paid-in capital was reduced by $7,601,000 for the excess of the cash paid, including transaction costs, over the noncontrolling interest at the acquisition date; and a deferred tax asset of $4,933,000 was recorded. The total purchase price of $17,060,000 for Granite Canyon has been classified as a financing activity in the Corporation’s consolidated statement of cash flows for the year ended December 31, 2009.
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

(add 000)

Inventories	$6,559
Mineral reserves and interests	$105,531
Land	$22,260
Machinery and equipment	$41,491
Customer relationships	$3,260
Divestitures and Closures. In 2009, the Corporation disposed of or permanently shut down certain underperforming operations in the following markets of the Aggregates Business:

Reportable Segment	Markets

Mideast Group	Ohio
Southeast Group	Georgia and Kentucky
West Group	Iowa and Kansas
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 20

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
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
Discontinued operations included the following net sales, pretax gain or loss on operations, pretax gain on disposals, income tax expense and overall net earnings:

years ended December 31
(add 000)	2009	2008	2007

Net sales	$1,769	$7,585	$23,472

Pretax gain (loss) on operations	$466	$(438)	$837
Pretax gain on disposals	3	10,596	2,798

Pretax gain	469	10,158	3,635
Income tax expense	192	5,449	1,561

Net earnings	$277	$4,709	$2,074

Note D: Accounts Receivable, Net

December 31
(add 000)	2009	2008

Customer receivables	$164,975	$211,294
Other current receivables	2,462	4,998

	167,437	216,292
Less allowances	(4,622)	(4,696)

Total	$162,815	$211,596

Note E: Inventories, Net

December 31
(add 000)	2009	2008

Finished products	$289,051	$268,763
Products in process and raw materials	16,296	17,206
Supplies and expendable parts	47,554	51,068

	352,901	337,037
Less allowances	(20,332)	(19,019)

Total	$332,569	$318,018

Note F: Property, Plant and Equipment, Net

December 31
(add 000)	2009	2008

Land and improvements	$554,932	$524,943
Mineral reserves and interests	334,633	301,523
Buildings	105,926	100,375
Machinery and equipment	2,395,270	2,303,528
Construction in progress	75,217	90,536

	3,465,978	3,320,905
Less allowances for depreciation, depletion and amortization	(1,773,073)	(1,630,376)

Total	$1,692,905	$1,690,529

At December 31, 2009 and 2008, the net carrying value of mineral reserves and interests was $273,183,000 and $243,353,000, respectively.
Depreciation, depletion and amortization expense related to property, plant and equipment was $176,050,000, $167,977,000 and $147,427,000 for the years ended December 31, 2009, 2008 and 2007, respectively.
Interest cost of $1,010,000, $3,692,000 and $3,873,000 was capitalized during 2009, 2008 and 2007, respectively.
At December 31, 2009 and 2008, $75,372,000 and $75,348,000, respectively, of the Aggregate Business’s net fixed assets were located in foreign countries, namely the Bahamas and Canada.
Note G: Long-Term Debt

December 31
(add 000)	2009	2008

6.875% Notes, due 2011	$242,092	$249,892
6.6% Senior Notes, due 2018	298,111	297,946
7% Debentures, due 2025	124,371	124,350
6.25% Senior Notes, due 2037	247,851	247,822
Floating Rate Senior Notes, due 2010, interest rate of 0.43% at December 31, 2009	217,502	224,650
Term Loan, due 2012, interest rate of 3.25% at December 31, 2009	111,750	—
Credit Agreement, interest rate of 2.555% at December 31, 2008	—	200,000
Other notes	7,934	10,284

Total	1,249,611	1,354,944
Less current maturities	(226,119)	(202,530)

Long-term debt	$1,023,492	$1,152,414

On April 23, 2009, the Corporation entered into a $130,000,000 unsecured term loan (the “Term Loan”) with a syndicate of banks as follows:

Commitment
Lender	(add 000)

SunTrust Bank	$35,000
Northern Trust Company	25,000
Branch Banking and Trust Company	25,000
Regions Bank	20,000
Bank of America, N.A.	15,000
Comerica Bank	10,000

Total	$130,000

Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 21

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The Term Loan bears interest, at the Corporation’s option, at rates based upon LIBOR or a base rate, plus, for each rate, basis points related to a pricing grid. The base rate is defined as the highest of (i) the bank’s prime lending rate, (ii) the Federal Funds rate plus 0.5% and (iii) one-month LIBOR plus 1%. At December 31, 2009, the interest rate on the Term Loan was based on one-month LIBOR plus 300 basis points, or 3.25%. At December 31, 2009, the outstanding balance on the Term Loan was $111,750,000. The Term Loan requires quarterly principal payments of $1,625,000 through March 31, 2011 and $3,250,000 thereafter, with the remaining outstanding principal due in full on June 6, 2012.
On April 21, 2009, the Corporation entered into a $100,000,000 three-year secured accounts receivable credit facility (the “AR Credit Facility”) with Wells Fargo Bank, N.A. (“Wells Fargo”). The AR Credit Facility provides for borrowings, on a revolving basis, of up to 90% of the Corporation’s eligible accounts receivable less than 90 days old and bears interest at a rate equal to the one-month LIBOR plus 2.75%. Under the AR Credit Facility, borrowings and settlements are made bi-weekly between the Corporation and Wells Fargo. Upon the terms and subject to the conditions in the AR Credit Facility, Wells Fargo may determine which receivables are eligible receivables, may determine the amount it will advance on such receivables, and may require the Corporation to repay advances made on receivables and thereby repay amounts outstanding under the AR Credit Facility. Wells Fargo also has the right to require the Corporation to repurchase receivables that remain outstanding 90 days past their invoice date. The Corporation continues to be responsible for the servicing and administration of the receivables purchased. The Corporation carries the receivables and any outstanding borrowings on its consolidated balance sheet. At December 31, 2009, there were no borrowings outstanding under the Corporation’s AR Credit Facility.
On April 21, 2008, the Corporation issued $300,000,000 of 6.6% Senior Notes due in 2018 (the “6.6% Senior Notes”). The 6.6% Senior Notes, which are unsecured, may be redeemed in whole or in part prior to their maturity at a make whole redemption price.
The 6.6% Senior Notes and 6.25% Senior Notes (collectively, the “Senior Notes”) are senior unsecured obligations of the Corporation, ranking equal in right of payment with the Corporation’s existing and future unsubordinated indebtedness. Upon a change of control repurchase event and a below investment grade credit rating, the Corporation will be required to make an offer to repurchase all outstanding Senior Notes at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the purchase date.
During the year ended December 31, 2009, the Corporation repurchased certain of its publicly-traded bonds that mature in 2010 and 2011. The Corporation paid $15,600,000, excluding accrued interest, for bonds that had a par value of $15,245,000, resulting in a loss of $355,000 on the repurchases. The Corporation may execute additional repurchases of debt prior to its contractual maturity.
All Notes, Debentures and Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. Except for the Senior Notes, none are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Notes, Debentures and Senior Notes are as follows:

	Principal
	Amount	Effective	Maturity
	(add 000)	Interest Rate	Date

6.875% Notes	$242,140	6.98%	April 1, 2011
6.6% Senior Notes	$300,000	6.81%	April 15, 2018
7% Debentures	$125,000	7.12%	December 1, 2025
6.25% Senior Notes	$250,000	6.45%	April 30, 2037
Floating Rate Senior Notes	$217,590	0.43%	April 30, 2010
On April 16, 2008, the Corporation unwound its two forward starting interest rate swap agreements with a total notional amount of $150,000,000 (the “Swap Agreements”). The Corporation made a cash payment of $11,139,000, which represented the fair value of the Swap Agreements on the date of termination. The accumulated other comprehensive loss, net of tax, at the date of termination is being recognized in earnings over
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 22

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
the life of the 6.6% Senior Notes. For the years ended December 31, 2009 and 2008, the Corporation recognized $837,000 and $563,000, respectively, as additional interest expense. The ongoing amortization of the terminated value of the Swap Agreements will increase annual interest expense by approximately $1,000,000 until the maturity of the 6.6% Senior Notes in 2018. The accumulated other comprehensive loss related to the Swap Agreements was $5,887,000, net of cumulative noncurrent deferred tax assets of $3,852,000, at December 31, 2009. The accumulated other comprehensive loss related to the Swap Agreements was $6,393,000, net of cumulative noncurrent deferred tax assets of $4,183,000, at December 31, 2008. Other comprehensive earnings/loss for the year ended December 31, 2007 included a loss of $3,220,000, net of a deferred tax asset of $2,106,000, for the change in the fair value of the Swap Agreements.
The Corporation’s $325,000,000 five-year revolving credit agreement (the “Credit Agreement”), which expires on June 30, 2012, is syndicated with a group of domestic and foreign commercial banks as follows:

Commitment
Lender	(add 000)

JP Morgan Chase Bank, N.A.	$61,100
Wells Fargo Bank, N.A.	56,225
Wachovia Bank, N.A.	56,225
Bank of America, N.A.	56,225
Branch Banking and Trust Company	56,225
Citibank, N.A.	29,000
Northern Trust Company	10,000

Total	$325,000

Borrowings under the Credit Agreement are unsecured and bear interest, at the Corporation’s option, at rates based upon: (i) the Eurodollar rate (as defined on the basis of LIBOR) plus basis points related to a pricing grid; (ii) a bank base rate (as defined on the basis of a published prime rate or the Federal Funds Rate plus 1/2 of 1%); or (iii) a competitively determined rate (as defined on the basis of a bidding process). The Credit Agreement contains restrictive covenants relating to the Corporation’s debt-to-EBITDA ratio, requirements for limitations on encumbrances and provisions that relate to certain changes in control.
The Corporation’s Credit Agreement, Term Loan and AR Credit Facility are subject to a leverage ratio covenant. On December 23, 2009, the Corporation amended these credit facilities to provide for an increased leverage ratio covenant. As amended, the covenant requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve months (the “Ratio”) to not exceed 3.75 to 1.00 as of December 31, 2009 or March 31, 2010 and to not exceed 3.50 to 1.00 as of the end of any fiscal quarter ending on or after June 30, 2010. Furthermore, the covenant allows the Corporation to exclude debt incurred in connection with acquisitions from the Ratio for a period of 180 days so long as the Corporation maintains specified ratings on its long-term unsecured debt and the Ratio calculated without such exclusion does not exceed the modified ratio plus 0.25. Certain other nonrecurring items and noncash items, if they occur, can also be excluded from the Ratio. In exchange for the covenant modification, the Corporation agreed to an increased pricing grid for borrowings under the Credit Agreement. The Corporation was in compliance with the Ratio at December 31, 2009.
Available borrowings under the Credit Agreement are reduced by any outstanding letters of credit issued by the Corporation under the Credit Agreement. At December 31, 2009 and 2008, the Corporation had $1,650,000 of outstanding letters of credit issued under the Credit Agreement. The Corporation pays an annual loan commitment fee to the bank group. No borrowings were outstanding under the Credit Agreement at December 31, 2009. At December 31, 2008, $200,000,000 was outstanding under the Credit Agreement.
The Credit Agreement supports a $325,000,000 commercial paper program to the extent commercial paper is available to the Corporation. No borrowings were outstanding under the commercial paper program at December 31, 2009 or 2008.
The Corporation has a $10,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2009 or 2008.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 23

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The Corporation’s long-term debt maturities for the five years following December 31, 2009, and thereafter are:

(add 000)

2010	$226,119
2011	255,551
2012	96,057
2013	731
2014	229
Thereafter	670,924

Total	$1,249,611

Note H: Financial Instruments
The Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft, publicly registered long-term notes and debentures and other long-term debt.
Temporary cash investments are placed primarily in money market funds and Eurodollar time deposits with the following financial institutions: Bank of America, N.A., Branch Banking and Trust Company, JP Morgan Chase Bank, N.A. and Wells Fargo Bank, N.A. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.
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
The estimated fair value of the Corporation’s publicly registered long-term notes and debentures at December 31, 2009 was approximately $1,125,384,000, compared with a carrying amount of $1,129,927,000 on the consolidated balance sheet. The fair value of this long-term debt was estimated based on quoted market prices. The estimated fair value of other borrowings of $119,684,000 at December 31, 2009 approximates its carrying amount.
The carrying values and fair values of the Corporation’s financial instruments are as follows:

December 31	2009
(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$263,591	$263,591
Accounts receivable, net	$162,815	$162,815
Notes receivable, net	$13,415	$13,415
Bank overdraft	$1,737	$1,737
Long-term debt	$1,249,611	$1,245,068

	2008
	Carrying Value	Fair Value

Cash and cash equivalents	$37,794	$37,794
Accounts receivable, net	$211,596	$211,596
Notes receivable, net	$9,084	$9,084
Bank overdraft	$4,677	$4,677
Long-term debt	$1,354,944	$1,204,320
Note I: Income Taxes
Income tax expense reported in the Corporation’s consolidated statements of earnings includes income taxes on earnings attributable to both controlling and noncontrolling interests. The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follows:

years ended December 31
(add 000)	2009	2008	2007

Federal income taxes:
Current	$17,029	$31,904	$95,871
Deferred	5,150	34,829	4,405

Total federal income taxes	22,179	66,733	100,276

State income taxes:
Current	3,897	3,641	14,080
Deferred	1,079	4,482	796

Total state income taxes	4,976	8,123	14,876

Foreign income taxes:
Current	528	(2,915)	(14)
Deferred	(308)	147	222

Total foreign income taxes	220	(2,768)	208

Total taxes on income	$27,375	$72,088	$115,360

Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 24

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2009, 2008 and 2007, income tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $277,000, $3,716,000 and $27,209,000, respectively.
The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2009	2008	2007

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(13.8)	(7.6)	(6.3)
State income taxes	2.8	1.6	2.1
Other items	(0.2)	0.2	(0.2)

Effective tax rate	23.8%	29.2%	30.6%

For tax purposes, the statutory depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, changes in sales volumes and earnings may not proportionately affect the Corporation’s effective income tax rate on continuing operations.
The principal components of the Corporation’s deferred tax assets and liabilities are as follows:

	Deferred
December 31	Assets (Liabilities)
(add 000)	2009	2008

Deferred tax assets related to:
Employee benefits	$56,840	$39,592
Inventories	28,023	32,416
Valuation and other reserves	12,781	10,156
Net operating loss carryforwards	5,341	5,589

Total deferred tax assets	102,985	87,753

Deferred tax liabilities related to:
Property, plant and equipment	(230,890)	(212,914)
Goodwill and other intangibles	(53,467)	(44,809)
Valuation allowance on deferred tax assets	(5,050)	(5,270)
Other items, net	(1,674)	(9,200)

Total deferred tax liabilities	(291,081)	(272,193)

Net deferred tax liability	$(188,096)	$(184,440)

Additionally, the Corporation had a net deferred tax asset of $52,453,000 and $68,099,000 for certain items recorded in accumulated other comprehensive loss at December 31, 2009 and 2008, respectively.
The Corporation’s deferred tax assets and (liabilities) are recognized on the consolidated balance sheets as follows:

December 31
(add 000)	2009	2008

Current deferred income tax benefits	$60,303	$57,967
Noncurrent deferred income taxes	(195,946)	(174,308)

Net deferred income taxes	$(135,643)	$(116,341)

Deferred tax assets for employee benefits result from the timing differences of the deductions for pension and postretirement obligations and stock-based compensation transactions. For financial reporting purposes, such amounts are expensed based on authoritative accounting guidance. For income tax purposes, amounts related to pension and postretirement obligations are deductible as funded. Amounts related to stock-based compensation transactions are deductible for income tax purposes upon vesting or exercise of the underlying award.
Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared with the straightline method for financial reporting purposes.
Deferred tax liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes, while amortization continues for income tax purposes.
The Corporation had state net operating loss carryforwards of $118,913,000 and $127,935,000 at December 31, 2009 and 2008, respectively. These losses have various expiration dates. At December 31, 2009 and 2008, respectively, the deferred tax assets associated with these losses were $5,341,000 and $5,589,000, for which valuation allowances of $5,050,000 and $5,270,000 were recorded.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 25

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The Corporation provides deferred taxes, as required, on the undistributed net earnings of all non-U.S. subsidiaries for which the indefinite reversal criterion has not been met. The Corporation had a deferred tax liability of $100,000 and $815,000 at December 31, 2009 and 2008, respectively, related to its wholly-owned Bahamas subsidiary. The Corporation expects to reinvest permanently the earnings from its wholly-owned Canadian subsidiary and accordingly, has not provided deferred taxes on the subsidiary’s undistributed net earnings.
The Corporation’s unrecognized tax benefits are recorded in other current and other noncurrent liabilities, as appropriate, on the consolidated balance sheets. The following table summarizes the Corporation’s unrecognized tax benefits, excluding interest and correlative effects:

years ended December 31
(add 000)	2009	2008	2007

Unrecognized tax benefits at beginning of year	$15,482	$31,421	$29,277
Gross increases – tax positions in prior years	2,072	21,661	9,954
Gross decreases – tax positions in prior years	(1,694)	(39,317)	(4,127)
Gross increases – tax positions in current year	6,312	9,165	5,246
Gross decreases – tax positions in current year	(5,393)	(5,693)	—
Settlements with taxing authorities	(57)	(1,755)	—
Lapse of statute of limitations	—	—	(8,929)

Unrecognized tax benefits at end of year	$16,722	$15,482	$31,421

At December 31, 2009 and 2008, unrecognized tax benefits of $9,709,000 and $8,012,000, respectively, net of federal tax benefits and related to interest accruals and permanent income tax differences, would have favorably affected the Corporation’s effective tax rate if recognized.
The Corporation’s open tax years that are subject to federal examination are 2006 through 2009. The Internal Revenue Service is currently auditing the Corporation’s consolidated federal income tax returns for the year ended December 31, 2007. Additionally, the Corporation has consented to extend the statute of limitations for the 2004 and 2005 tax years for the purpose of settling certain unresolved issues with respect to those tax years. The Corporation anticipates that it is reasonably possible that unrecognized tax benefits may significantly change during the twelve months ending December 31, 2010 as a result of the settlement of unresolved issues related to the 2004 and 2005 tax years, settlement of the Internal Revenue Service audit for the 2007 tax year, and the expiration of the statute of limitations for federal examination of the 2006 tax year. The Corporation estimates that these events could result in a reasonably possible change in unrecognized tax benefits of up to $5,441,000.
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
The American Jobs Creation Act of 2004 (the “Act”) created a new tax deduction related to income from domestic (i.e., United States) production activities. This provision, when fully phased in, will permit a deduction equal to 9 percent of a company’s Qualified Production Activities Income (“QPAI”) or its taxable income, whichever is lower. The deduction is further limited to the lower of 50% of the W-2 wages attributable to domestic production activities paid by the Corporation during the year. QPAI includes, among other things, income from domestic manufacture, production, growth or extraction of tangible personal property. The deduction was equal to 6 percent for 2007 through 2009 and reaches the full 9 percent deduction in 2010. The production deduction benefit of the legislation reduced income tax expense and increased net earnings by $611,000, or $0.01 per diluted share, in 2009, $2,766,000, or $0.07 per diluted share, in 2008 and $4,644,000, or $0.11 per diluted share, in 2007.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 26

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note J: Retirement Plans, Postretirement and Postemployment Benefits
The Corporation sponsors defined benefit retirement plans that cover substantially all employees. Additionally, the Corporation provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses, Medicare Part B reimbursement and retiree life insurance. The Corporation also provides certain benefits, such as workers’ compensation and disability benefits, to former or inactive employees after employment but before retirement.
The measurement date for the Corporation’s defined benefit plans, postretirement benefit plans and postemployment benefit plans was December 31 for 2009 and 2008 and November 30 for 2007.
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
The Corporation sponsors a Supplemental Excess Retirement Plan (“SERP”) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump-sum payment of vested benefits provided by the SERP. When these benefits payments exceed the sum of the service and interest costs for the SERP during a year, the Corporation recognizes a pro-rata portion of the SERP’s unrecognized actuarial loss as settlement expense.
The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)	2009	2008	2007

Components of net periodic benefit cost:
Service cost	$11,169	$11,482	$12,363
Interest cost	22,282	21,623	19,741
Expected return on assets	(16,271)	(22,530)	(22,474)
Amortization of:
Prior service cost	655	686	679
Actuarial loss	14,379	4,287	4,473
Transition asset	(1)	(1)	(1)
Settlement charge	—	2,850	742

Net periodic benefit cost	$32,213	$18,397	$15,523

The Corporation recognized the following amounts in comprehensive earnings:

years ended December 31
(add 000)	2009	2008	2007

Actuarial (gain) loss	$(29,864)	$104,151	$11,838
Amortization of:
Prior service cost	(655)	(744)	(679)
Actuarial loss	(14,379)	(4,643)	(4,473)
Transition asset	1	1	1
Settlement charge	—	(2,850)	(742)

Total	$(44,897)	$95,915	$5,945

Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2009		2008
(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service cost	$3,674	$2,222	$4,329	$2,617
Actuarial loss	122,715	74,182	166,958	100,925
Transition asset	(14)	(8)	(15)	(9)

Total	$126,375	$76,396	$171,272	$103,533

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2010 are $583,000 (net of a deferred tax asset of $231,000), $10,419,000 (net of a deferred tax asset of $4,121,000) and $1,000, respectively, and are included in accumulated other comprehensive loss at December 31, 2009.
The defined benefit plans’ change in projected benefit obligation, change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 27

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31
(add 000)	2009	2008

Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$370,930	$352,003
Service cost	11,169	11,482
Interest cost	22,282	21,623
Actuarial loss	2,031	1,287
Gross benefits paid	(13,675)	(17,232)
Elimination of early measurement date:
Additional month of service cost and interest cost	—	2,752
Additional month of benefits paid	—	(985)

Net projected benefit obligation at end of year	$392,737	$370,930

years ended December 31
(add 000)	2009	2008

Change in plan assets:
Fair value of plan assets at beginning of year	$207,789	$287,763
Actual return on plan assets, net	48,169	(80,334)
Employer contributions	24,563	16,701
Gross benefits paid	(13,675)	(17,232)
Elimination of early measurement date:
Additional month of return on assets	—	1,872
Additional month of employer contributions	—	4
Additional month of benefits paid	—	(985)

Fair value of plan assets at end of year	$266,846	$207,789

December 31
(add 000)	2009	2008

Funded status of the plan at end of year	$(125,891)	$(163,141)

Accrued benefit cost	$(125,891)	$(163,141)

December 31
(add 000)	2009	2008

Amounts recognized on consolidated balance sheets consist of:
Current liability	$(15,623)	$(828)
Noncurrent liability	(110,268)	(162,313)

Net amount recognized at end of year	$(125,891)	$(163,141)

The accumulated benefit obligation for all defined benefit pension plans was $357,565,000 and $333,833,000 at December 31, 2009 and 2008, respectively.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $392,147,000, $357,159,000 and $266,265,000, respectively, at December 31, 2009 and $370,930,000, $333,833,000 and $207,789,000, respectively, at December 31, 2008.
Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2009	2008

Discount rate	5.90%	6.11%
Rate of increase in future compensation levels	5.00%	5.00%
Weighted-average assumptions used to determine net periodic retirement benefit cost for years ended December 31 are:

	2009	2008	2007

Discount rate	6.11%	6.09%	5.70%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	7.75%	8.00%	8.25%
The Corporation’s expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.
At December 31, 2009 and 2008, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the pension plans.
The pension plan asset allocation at December 31, 2009 and 2008 and target allocation for 2009 by asset category are as follows:

	Percentage of Plan Assets
		December 31
	Target
Asset Category	Allocation	2009	2008

Equity securities	54%	57%	37%
Debt securities	46%	43%	33%
Cash	—	—	30%

Total	100%	100%	100%

At December 31, 2008, the Corporation’s pension plan asset allocation was more heavily weighted toward cash investments as the Corporation changed investment managers effective January 1, 2009 and further diversified its portfolio and risk of returns.
The Corporation’s investment strategy is for approximately 75% of the equity securities to be invested in mid-sized to large capitalization funds with the remaining to be invested in small capitalization, emerging markets and international funds. Fixed income investments are
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 28

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
invested in funds with the objective of exceeding the return of the Barclays Capital Aggregate Bond Index. The Corporation expects to allocate 5% to 10% of its portfolio to alternative investments in 2010.
The fair values of pension plan assets by asset category and fair value hierarchy level at December 31, 2009 are:

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
(add 000)	(Level 1)	(Level 2)	(Level 3)	Value

Equity securities:
Mid-sized to large cap	$108,099	$—	$—	$108,099
International and emerging growth funds	45,165	—	—	45,165
Debt securities:
Core fixed income	100,167	—	—	100,167
High-yield bonds	13,201	—	—	13,201
Cash	214	—	—	214

Total	$266,846	$—	$—	$266,846

In 2009 and 2008, the Corporation made pension contributions of $24,563,000 and $16,701,000, respectively. The Corporation’s estimate of contributions to its pension and SERP plans in 2010 ranges from $35,600,000 to $40,600,000, depending on final interpretations of funding requirements under the Pension Protection Act of 2006. However, under certain funding choices, the Corporation may be able to defer 2010 contributions until 2011 and beyond.
The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)

2010	$19,933
2011	$21,753
2012	$23,299
2013	$21,676
2014	$23,292
Years 2015-2019	$136,153
Postretirement Benefits. The net periodic postretirement benefit cost of postretirement plans included the following components:

years ended December 31
(add 000)	2009	2008	2007

Components of net periodic benefit cost:
Service cost	$558	$582	$639
Interest cost	2,919	2,773	2,802
Amortization of:
Prior service credit	(1,489)	(1,490)	(1,294)
Actuarial gain	—	(70)	(95)

Total net periodic benefit cost	$1,988	$1,795	$2,052

The Corporation recognized the following amounts in comprehensive earnings:

years ended December 31
(add 000)	2009	2008	2007

Actuarial loss (gain)	$4,699	$(435)	$(2,994)
Prior service credit	—	—	(1,581)
Amortization of:
Prior service credit	1,489	1,614	1,294
Actuarial gain	—	75	95

Total	$6,188	$1,254	$(3,186)

Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2009		2008
(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service credit	$(8,214)	$(4,964)	$(9,703)	$(5,865)
Actuarial loss	4,735	2,863	36	21

Total	$(3,479)	$(2,101)	$(9,667)	$(5,844)

The prior service credit and actuarial gain expected to be recognized in net periodic benefit cost during 2010 are $1,490,000 (net of a deferred tax liability of $589,000) and $62,000 (net of deferred tax liability of $25,000), respectively, and are included in accumulated other comprehensive loss.
The postretirement health care plans’ change in benefit obligation, change on plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 29

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31
(add 000)	2009	2008

Change in benefit obligation:
Net benefit obligation at beginning of year	$47,074	$47,259
Service cost	558	582
Interest cost	2,919	2,773
Participants’ contributions	1,508	1,338
Actuarial loss (gain)	4,699	(435)
Plan amendments	—	—
Gross benefits paid	(5,302)	(4,611)
Federal subsidy on benefits paid	450	369
Elimination of early measurement date:
Additional month of service cost and interest cost	—	280
Additional month of benefits paid	—	(481)

Net benefit obligation at end of year	$51,906	$47,074

years ended December 31
(add 000)	2009	2008

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	3,344	2,904
Participants’ contributions	1,508	1,338
Gross benefits paid	(5,302)	(4,611)
Federal subsidy on benefits paid	450	369
Elimination of early measurement date:
Additional month employer contributions	—	481
Additional month of benefits paid	—	(481)

Fair value of plan assets at end of year	$—	$—

December 31
(add 000)	2009	2008

Funded status of the plan at end of year	$(51,906)	$(47,074)

Accrued benefit cost	$(51,906)	$(47,074)

December 31
(add 000)	2009	2008

Amounts recognized on consolidated balance sheets consist of:
Current liability	$(3,200)	$(2,900)
Noncurrent liability	(48,706)	(44,174)

Net amount recognized at end of year	$(51,906)	$(47,074)

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
Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2009	2008

Discount rate	5.60%	6.03%
Weighted-average assumptions used to determine net postretirement benefit cost for the years ended December 31 are:

	2009	2008	2007

Discount rate	6.03%	5.96%	5.63%
At December 31, 2009 and 2008, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the postretirement plans.
Assumed health care cost trend rates at December 31 are:

	2009	2008

Health care cost trend rate assumed for next year	8.0%	8.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2016	2015
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)

Total service and interest cost components	$90	$(77)
Postretirement benefit obligation	$1,642	$(1,409)
The Corporation’s estimate of its contributions to its post-retirement health care plans in 2010 is $3,200,000.
The expected gross benefit payments and expected federal subsidy to be received for each of the next five years and the five-year period thereafter are as follows:

	Gross Benefit	Expected
(add 000)	Payments	Federal Subsidy

2010	$3,200	$578
2011	$3,868	$645
2012	$4,027	$723
2013	$4,137	$811
2014	$4,211	$895
Years 2015-2019	$19,632	$6,154
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 30

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Defined Contribution Plans. The Corporation maintains two defined contribution plans that cover substantially all employees. These plans, qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $5,012,000 in 2009, $5,553,000 in 2008 and $5,405,000 in 2007.
Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,380,000 and $1,343,000 at December 31, 2009 and 2008, respectively.
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
Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. The Corporation granted 153,932 employee stock options during 2009. Options granted in years subsequent to 2004 become exercisable in four annual installments beginning one year after date of grant and expire eight years from such date. Options granted prior to January 1, 2005 become exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date.
Prior to 2009, nonemployee directors received 3,000 non-qualified stock options annually. These options have an exercise price equal to the market value at the date of grant, vest immediately and expire ten years from the grant date.
The following table includes summary information for stock options for employees and nonemployee directors as of December 31, 2009:

		Weighted-	Weighted-Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)

Outstanding at January 1, 2009	1,045,398	$85.00
Granted	153,932	$79.79
Exercised	(20,708)	$46.67

Outstanding at December 31, 2009	1,178,622	$84.99	5.1

Exercisable at December 31, 2009	775,164	$73.29	4.5

The weighted-average grant-date exercise price of options granted during 2009, 2008 and 2007 was $79.79, $117.77 and $151.92, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2009, 2008 and 2007 were $889,000, $5,524,000 and $61,363,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2009 were $5,209,000 and $12,493,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2009, which was $89.41.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 31

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The Corporation grants restricted stock awards under the Plans to a group of executive officers and key personnel and, beginning in 2009, nonemployee directors. Certain restricted stock awards are based on specific common stock performance criteria over a specified period of time. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee directors vest immediately.
The following table summarizes information for incentive stock awards and restricted stock awards as of December 31, 2009:

	Incentive Stock		Restricted Stock
		Weighted-		Weighted-
		Average		Average
	Number of	Grant-Date	Number of	Grant-Date
	Awards	Fair Value	Awards	Fair Value

January 1, 2009	39,992	$117.74	495,121	$94.58
Awarded	19,553	$81.75	136,954	$80.29
Distributed	(20,274)	$117.60	(179,020)	$59.60
Forfeited	—	$—	(1,783)	$106.37

December 31, 2009	39,271	$99.89	451,272	$104.07

The weighted-average grant-date fair value of incentive compensation awards granted during 2009, 2008 and 2007 was $81.75, $123.28 and $117.56, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2009, 2008 and 2007 was $80.29, $118.82 and $142.89, respectively.
The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2009 were $373,000 and $40,348,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2009, which was $89.41. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2009, 2008 and 2007 were $0, $147,000 and $2,979,000, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2009, 2008 and 2007 were $14,888,000, $7,138,000 and $6,768,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution.
At December 31, 2009, there are approximately 682,000 awards available for grant under the Plans.
In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2009, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.
Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 18,072, 5,790 and 3,672 shares of the Corporation’s common stock under this plan during 2009, 2008 and 2007, respectively.
The following table summarizes stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007, unrecognized compensation cost for nonvested awards at December 31, 2009 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

		Restricted	Incentive
(add 000,	Stock	Stock	Compensation	Directors’
except year data)	Options	Awards	Awards	Awards	Total

Stock-based compensation expense recognized for years ended December 31:
2009	$5,828	$13,722	$406	$596	$20,552
2008	$7,830	$12,982	$439	$614	$21,865
2007	$7,740	$10,897	$493	$557	$19,687

Unrecognized compensation cost at December 31,2009:
	$4,486	$14,931	$265	$134	$19,816

Weighted-average period over which unrecognized compensation cost to be recognized:
	1.8 years	2.2 years	1.5 years	—
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 32

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the years ended December 31, 2009, 2008 and 2007, the Corporation recognized a tax benefit related to stock-based compensation of $277,000, $3,716,000 and $27,209,000, respectively.
The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2009:

(add 000)

2010	$10,933
2011	5,952
2012	2,398
2013	533

Total	$19,816

Stock-based compensation expense is included in selling, general and administrative expenses in the Corporation’s consolidated statements of earnings.
Note L: Leases
Total lease expense for operating leases was $51,738,000, $65,097,000 and $64,717,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $34,563,000, $42,065,000 and $40,673,000 for the years ended December 31, 2009, 2008 and 2007, respectively.
Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2009 are as follows:

(add 000)

2010	$73,576
2011	59,621
2012	50,158
2013	44,723
2014	38,608
Thereafter	148,784

Total	$415,470

Of the total future minimum commitments, $181,000,000 relates to the Corporation’s contracts of affreightment.
Note M: Shareholders’ Equity
The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2009, approximately 2,741,000 common shares were reserved for issuance under stock-based plans. At December 31, 2009 and 2008, there were 843 and 828, respectively, shareholders of record.
Pursuant to authority granted by its Board of Directors, the Corporation can repurchase common stock through open purchases. The Corporation did not repurchase any shares of common stock during the years ended December 31, 2009 or 2008. However, $24,017,000 in cash was used during January 2008 to settle common stock repurchases made as of December 31, 2007. At December 31, 2009, 5,041,900 shares of common stock were remaining under the Corporation’s repurchase authorization.
Pursuant to authority granted by its Board of Directors, the Corporation could offer and sell up to 6,000,000 shares of its common stock having an aggregate offering price of up to $350,000,000 through December 31, 2009. On March 5, 2009, the Corporation entered into a distribution agreement with J.P. Morgan Securities Inc. (“J.P. Morgan”). Under the distribution agreement, the Corporation could offer and sell up to 5,000,000 shares of its common stock having an aggregate offering price of up to $300,000,000 from time to time through J.P. Morgan, as distribution agent. The Corporation sold 3,051,365 shares of its common stock at an average price of $77.90 per share, resulting in gross proceeds to the Corporation of $237,701,000. The aggregate net proceeds from such sales were $232,543,000 after deducting related expenses, including $4,800,000 in gross sales commissions paid to J.P. Morgan. The Corporation terminated the distribution agreement with J.P. Morgan on November 16, 2009.
On November 18, 2009, the Corporation entered into a distribution agreement with Wells Fargo Securities Inc. (“Wells Fargo Securities”). Under the distribution agreement, the Corporation could offer and sell up to 1,948,635 shares of its common stock having an aggregate offering price of up to $62,298,000 from time to time through Wells Fargo Securities, as distribution agent. The Corporation sold 726,200 shares of its common stock at an average price
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 33

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
of $85.78 per share, resulting in gross proceeds to the Corporation of $62,297,000. The aggregate net proceeds from such sales were $60,899,000 after deducting related expenses, including $1,246,000 in gross sales commissions paid to Wells Fargo Securities. The distribution agreement expired by its own terms on December 31, 2009.
In addition to common stock, the Corporation’s capital structure includes 10,000,000 shares of preferred stock with a par value of $0.01 a share. 100,000 shares of Class A Preferred Stock were reserved for issuance under the Corporation’s 1996 Rights Agreement that expired by its own terms on October 21, 2006. Upon its expiration, the Board of Directors adopted a new Rights Agreement (the “Rights Agreement”) and reserved 200,000 shares of Junior Participating Class B Preferred Stock for issuance. In accordance with the Rights Agreement, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 2006, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15 percent or more of the Corporation’s common stock, each right (other than rights owned by such person or group) entitles its holder to purchase, for an exercise price of $315 per share, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination thereof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2016, if not terminated sooner. The Corporation’s Rights Agreement provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.001 per right.
Note N: Commitments and Contingencies
The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. Currently, the Corporation is a named party in various legal proceedings in both federal and state courts relating to its Greenwood, Missouri, operation. In January 2010, the Missouri Supreme Court declined to accept the appeal on a matter related to the Greenwood operation. The Corporation is considering its alternatives regarding this decision. Management believes the result with regard to this legal proceeding is contrary to the evidence presented and governing legal principles, although it cannot reasonably predict the ultimate outcome of the proceeding. Accordingly, the Corporation recorded an $11,900,000 legal reserve as of December 31, 2009.
In the opinion of management and counsel, it is unlikely that the outcome of any other litigation and other proceedings, including those pertaining to environmental matters (see Note A), relating to the Corporation and its subsidiaries, will have a material adverse effect on the results of the Corporation’s operations, its cash flows or its financial position.
Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its aggregates mining process. The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2009, 2008 and 2007 were $4,019,000, $4,520,000 and $2,042,000, respectively, and are included in other operating income and expenses, net, in the consolidated statements of earnings.
Projected estimated reclamation obligations should include a market risk premium which represents the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future. However, due to the average remaining quarry life exceeding 60 years at normalized production rates and the nature of quarry reclamation work, the Corporation believes that it is impractical for external parties to agree to a fixed price today. Therefore, a market risk premium has not been included in the estimated reclamation obligation.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 34

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The following shows the changes in the asset retirement obligations:

years ended December 31
(add 000)	2009	2008

Balance at January 1	$39,440	$39,148
Accretion expense	2,349	2,212
Liabilities incurred	1,249	676
Liabilities settled	(1,272)	(1,302)
Revisions in estimated cash flows	(2,987)	(1,294)

Balance at December 31	$38,779	$39,440

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
Insurance Reserves. The Corporation has insurance coverage for workers’ compensation, automobile liability, marine liability and general liability claims with deductibles ranging from $250,000 to $3,000,000. The Corporation is also self-insured for health claims. At December 31, 2009 and 2008, reserves of $23,725,000 and $27,384,000, respectively, were recorded for all such insurance claims. During 2009, the Corporation decreased its accrual for casualty claims by $2,167,000 based on changes in the estimated ultimate cost of claims for prior policy years. This change in estimate increased 2009 net earnings by $1,310,000, or $0.03 per diluted share.
Letters of Credit. In the normal course of business, the Corporation provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, utilities and property improvements. At December 31, 2009, the Corporation was contingently liable for $10,550,000 in letters of credit, of which $1,650,000 were issued under the Corporation’s Credit Agreement.
Surety Bonds. In the normal course of business, at December 31, 2009, the Corporation was contingently liable for $129,257,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. Certain of these underlying obligations, including those for asset retirement requirements, are accrued on the Corporation’s balance sheet. Five of these bonds total $47,475,000, or 37% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance company, Safeco Corporation, a subsidiary of Liberty Mutual Group, against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.
Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $11,777,000 as of December 31, 2009. The Corporation also had other purchase obligations related to energy and service contracts of $36,842,000 as of December 31, 2009. The Corporation’s contractual purchase commitments as of December 31, 2009 are as follows:

(add 000)

2010	$31,142
2011	15,245
2012	2,232

Total	$48,619

Employees. The Corporation had approximately 4,600 employees at December 31, 2009. Approximately 14% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. One of the Corporation’s labor union contracts expires in June 2010.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 35

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
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
The following tables display selected financial data for the Corporation’s reportable business segments:

Selected Financial Data by Business Segment
years ended December 31
(add 000)
Total revenues	2009	2008	2007

Mideast Group	$467,012	$618,562	$725,161
Southeast Group	424,105	548,867	529,367
West Group	651,575	762,159	763,044

Total Aggregates Business	1,542,692	1,929,588	2,017,572
Specialty Products	159,911	186,833	171,676

Total	$1,702,603	$2,116,421	$2,189,248

Net sales

Mideast Group	$438,469	$578,366	$680,138
Southeast Group	350,123	447,890	454,413
West Group	564,329	666,252	661,420

Total Aggregates Business	1,352,921	1,692,508	1,795,971
Specialty Products	143,719	167,189	154,425

Total	$1,496,640	$1,859,697	$1,950,396

Gross profit

Mideast Group	$138,978	$219,588	$287,546
Southeast Group	45,635	76,842	107,723
West Group	111,166	136,413	134,165

Total Aggregates Business	295,779	432,843	529,434
Specialty Products	45,584	41,831	43,374
Corporate	(3,630)	(4,159)	(4,603)

Total	$337,733	$470,515	$568,205

Selling, general and administrative expenses

Mideast Group	$44,200	$45,109	$45,748
Southeast Group	26,915	26,069	25,900
West Group	41,983	44,479	46,156

Total Aggregates Business	113,098	115,657	117,804
Specialty Products	9,446	9,989	10,316
Corporate	16,856	25,702	27,066

Total	$139,400	$151,348	$155,186

Earnings from operations

Mideast Group	$95,083	$187,165	$246,299
Southeast Group	20,498	48,086	83,976
West Group	61,440	95,799	98,752

Total Aggregates Business	177,021	331,050	429,027
Specialty Products	35,734	28,136	32,888
Corporate	(25,178)	(35,800)	(31,688)

Total	$187,577	$323,386	$430,227

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 36

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Assets employed	2009	2008	2007

Mideast Group	$803,438	$831,139	$780,074
Southeast Group	783,343	801,776	519,681
West Group	1,081,565	1,060,206	1,072,808

Total Aggregates Business	2,668,346	2,693,121	2,372,563
Specialty Products	102,405	103,949	98,718
Corporate	468,532	235,432	212,524

Total	$3,239,283	$3,032,502	$2,683,805

Depreciation, depletion and amortization

Mideast Group	$56,138	$55,173	$51,038
Southeast Group	48,954	41,196	31,032
West Group	55,176	52,913	49,539

Total Aggregates Business	160,268	149,282	131,609
Specialty Products	7,518	8,052	6,906
Corporate	11,605	13,795	11,823

Total	$179,391	$171,129	$150,338

Total property additions

Mideast Group	$39,761	$107,217	$94,491
Southeast Group	37,355	262,104	58,637
West Group	92,156	63,750	90,446

Total Aggregates Business	169,272	433,071	243,574
Specialty Products	10,766	11,814	10,508
Corporate	5,450	8,642	19,251

Total	$185,488	$453,527	$273,333

Property additions through acquisitions

Mideast Group	$—	$12,021	$—
Southeast Group	—	169,630	—
West Group	46,133	—	5,513

Total Aggregates Business	46,133	181,651	5,513
Specialty Products	—	2,000	—
Corporate	—	—	—

Total	$46,133	$183,651	$5,513

Property additions in 2009, 2008 and 2007 also include $125,000, $11,630,000 and $2,897,000, respectively, of land acquired through noncash transactions for the Mideast Group.
The asphalt, ready mixed concrete, road paving and other product lines are considered internal customers of the core aggregates business. Product lines for the Specialty Products segment consist of magnesia-based chemicals, dolomitic lime and other. Total revenues and net sales by product line are as follows:

years ended December 31
(add 000)
Total revenues	2009	2008	2007

Aggregates	$1,426,362	$1,808,726	$1,900,852
Asphalt	59,861	54,036	56,285
Ready Mixed Concrete	26,311	36,981	41,126
Road Paving	13,483	14,184	13,453
Other	16,675	15,661	5,856

Total Aggregates Business	1,542,692	1,929,588	2,017,572

Magnesia-Based Chemicals	109,685	131,464	114,362
Dolomitic Lime	48,571	51,406	49,212
Other	1,655	3,963	8,102

Specialty Products	159,911	186,833	171,676

Total	$1,702,603	$2,116,421	$2,189,248

Net sales

Aggregates	$1,262,894	$1,594,512	$1,693,286
Asphalt	45,164	46,340	47,569
Ready Mixed Concrete	26,265	36,937	41,126
Road Paving	13,483	14,184	13,453
Other	5,115	535	537

Total Aggregates Business	1,352,921	1,692,508	1,795,971

Magnesia-Based Chemicals	98,643	116,128	100,918
Dolomitic Lime	43,421	47,098	45,405
Other	1,655	3,963	8,102

Specialty Products	143,719	167,189	154,425

Total	$1,496,640	$1,859,697	$1,950,396

Domestic and foreign total revenues are as follows:

years ended December 31
(add 000)	2009	2008	2007

Domestic	$1,666,606	$2,067,331	$2,146,765
Foreign	35,997	49,090	42,483

Total	$1,702,603	$2,116,421	$2,189,248

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 37

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note P: Supplemental Cash Flow Information
The following table presents supplemental cash flow information:

years ended December 31
(add 000)	2009	2008	2007

Noncash investing and financing activities:
Issuance of notes payable for acquisition of land	$125	$11,500	$2,897
Note receivable issued in connection with divestiture and sale of assets	$1,675	$300	$—
Acquisition of land through settlement of notes receivable	$—	$130	$—
The following table presents the components of the change in other assets and liabilities, net:

years ended December 31
(add 000)	2009	2008	2007

Other current and noncurrent assets	$(8,441)	$(2,432)	$802
Notes receivable	247	(531)	327
Accrued salaries, benefits and payroll taxes	(9,137)	(3,292)	(3,747)
Accrued insurance and other taxes	855	(1,704)	(7,174)
Accrued income taxes	2,414	14,341	18,448
Accrued pension, postretirement and postemployment benefits	6,339	306	57
Other current and noncurrent liabilities	3,207	(10,685)	22,327

Total	$(4,516)	$(3,997)	$31,040

Note Q: Other Operating Income and Expenses, Net
In January 2010, the Missouri Supreme Court declined to accept the appeal on a matter pending between the Corporation and the City of Greenwood, Missouri. The Corporation is considering its alternatives regarding this decision. Management believes the result with regard to this legal proceeding is contrary to the evidence presented and governing legal principles, although it cannot reasonably predict the ultimate outcome of the proceeding. Accordingly, the Corporation recorded an $11,900,000 legal reserve for the West Group as of December 31, 2009. This noncash charge, which was included in other operating income and expenses, net, in the consolidated statement of earnings for the year ended December 31, 2009, decreased net earnings by $8,000,000, or $0.18 per diluted share.
During the fourth quarter of 2008, the Corporation terminated certain employees as part of a reduction in workforce designed to control its cost structure. Based on the terms of the severance arrangements, the Corporation accrued $5,400,000 of severance and other termination benefits at the communication date, which was included in other operating income and expenses, net, in the consolidated statement of earnings for the year ended December 31, 2008. During the year ended December 31, 2009, the Corporation paid $3,243,000 in accordance with the terms of the severance agreements. The remaining accrual of $963,000 at December 31, 2009 is expected to be paid within the upcoming twelve months.
During 2008, the Corporation wrote off $1,678,000 of machinery and equipment and $1,632,000 of prepaid royalties related to its structural composites product line of the Specialty Products segment as the assets had no future use to the Corporation. The total write off, which was included in other operating income and expenses, net, in the consolidated statement of earnings for the year ended December 31, 2008, decreased net earnings by $2,001,000, or $0.05 per diluted share.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 38

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS
INTRODUCTORY OVERVIEW
Martin Marietta Materials, Inc., (the “Corporation”) is a leading producer of construction aggregates. The Aggregates business includes the following reportable segments, primary markets and primary product lines:

AGGREGATES BUSINESS
Reportable	Mideast	Southeast	West
Segments	Group	Group	Group
Primary Markets	Indiana, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia	Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, Tennessee, Nova Scotia and the Bahamas	Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Utah, Washington and Wyoming

Primary Product Lines	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel), asphalt, ready mixed concrete and road paving

Primary Types of Aggregates Locations	Quarries	Quarries and Distribution Yards	Quarries and Distribution Yards

Primary Modes of Transportation for Aggregates Product Line	Truck	Truck, Water and Rail	Truck and Rail
The Corporation’s Specialty Products segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime used in the steel industry.
The overall areas of focus for the Corporation include the following:
•	Maximize long-term shareholder return by pursuing sound growth and earnings objectives;
•	Conduct business in compliance with applicable laws, rules, regulations and the highest ethical standards;
•	Provide a safe and healthy workplace for the Corporation’s employees; and
•	Reflect all aspects of good citizenship by being responsible neighbors.
Notable items regarding the Corporation’s operating results, cash flows and operations include:
Operating Results:
•	Earnings per diluted share of $1.91, inclusive of an accrual for a legal reserve which reduced earnings per diluted share by $0.18
•	Return on shareholders’ equity of 7.2% in 2009
•	Heritage aggregates product line pricing increase of 1.9%, despite a volume decrease of 23.0%
•	Record financial results by the Specialty Products segment, which provided earnings from operations of $35.7 million
•	Energy expense decreased $74.0 million, which contributed $1.01 to earnings per diluted share
•	Effective management of controllable costs as evidenced by selling, general and administrative expenses decreasing $11.9 million in 2009 compared with 2008, despite an increase of $6.4 million in pension costs
Cash Flows:
•	Ratio of consolidated debt-to-consolidated EBITDA, as defined in the Corporation’s $325 million credit agreement, as amended, of 3.19 times for the trailing twelve months ended December 31, 2009
•	Secured two new credit facilities providing $230 million of incremental liquidity
•	Paid cash dividends of $71.2 million, representing $1.60 per common share
•	Issued 3.8 million shares of common stock providing net proceeds of $293.4 million
•	Capital expenditures of $139.2 million focused on preserving capital while maintaining safe, environmentally-sound operations, along with a continuing investment in land with long-term mineral reserves to serve high-growth markets
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 39

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Operations:
•	Record employee safety performance as measured by total injury incidence and lost-time incidence rates
•	Reduction of headcount by 6% to approximately 4,600 employees
•	Acquisition and successful integration of 3 quarries from CEMEX, Inc.
•	Continued maximization of transportation and materials options created by the Corporation’s long-haul distribution network
In 2010, the operating plan will track consistently with the past year as the Corporation manages the business through the trough of this economic recession. Risks that are typical for the aggregates industry and the Corporation specifically became more pronounced during the protracted recession. In 2010, management will emphasize, among other things, the following financial and operational initiatives:
Financial:
•	Maintaining a strict focus on cost containment
•	Preserving cash, maintaining liquidity and keeping the Corporation’s financial position strong
•	Continuing the strong performance and operating results of the Specialty Products segment
•	Increasing the Corporation’s operating margin toward its targeted goal of a 1,000-basis-point improvement in operating margin (excluding freight and delivery revenues) over the 6-year period ending December 31, 2013
•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business
•	Returning cash to shareholders through sustainable dividends
Operational:
•	Continuing to focus on the Corporation’s safety performance
•	Effectively serving high-growth markets, particularly in the Southeast and Southwest
•	Continuing to build a competitive advantage from the Corporation’s long-haul distribution network
•	Using best practices and information technology to drive cost performance
•	Investing in acquisitions of value-added operations
Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.
Aggregates Economic Considerations
The construction aggregates industry is a mature and cyclical business dependent on activity within the construction marketplace. The historic economic recession has resulted in unprecedented reductions in aggregates shipments, as evidenced by United States aggregates consumption declining by almost 40% from the peak volume in 2006. Further, states have stalled construction spending due to budget shortfalls caused by decreasing tax revenues and uncertainty related to long-term federal highway funding.
The principal end-users are in public infrastructure (e.g., highways, bridges, schools and prisons); commercial construction (e.g., manufacturing and distribution facilities, energy facilities, including wind farms, office buildings, large retailers and wholesalers, and malls); and residential construction (housing and subdivisions). Aggregates products are also used in the railroad, environmental and agricultural industries. Ballast is an aggregates product used to line trackbeds of railroads and, increasingly, concrete rail ties are being used as a substitute for wooden ties. High-calcium limestone is used as a supplement in animal feed, as a soil acidity neutralizer and agricultural growth enhancer, and also as a filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade calcium limestone is used as a desulfurization material in utility plants. Limestone can also be used to absorb moisture and dry up areas around building foundations. Stone is used as a stabilizing material to control erosion at ocean beaches, inlets, rivers and streams.
As discussed further under the section Aggregates Industry and Corporation Trends on pages 51 through 53, end-user markets respond to changing economic conditions in different ways. Public infrastructure construction is ordinarily more stable than commercial and residential construction due to funding from federal, state and local governments, with approximately half from the federal government and the other half from state and local governments. The American Recovery and Reinvestment Act of 2009
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 40

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
(“ARRA”), the federal economic stimulus plan signed into law in February 2009, provided approximately $30 billion of additional funding for highways, bridges and airports expected to be spent through 2012. Management also anticipates that other components of ARRA, including, for example, federal spending for rail transportation, public transit and the Army Corps of Engineers, should result in increased construction activity. The Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”) was the federal highway legislation that provided funding of $286.4 billion over the six-year period ended September 30, 2009. While a multi-year successor federal highway bill has not been approved, the provisions of SAFETEA-LU have been extended under continuing resolutions through February 28, 2010. Infrastructure spending in 2009 was negatively affected by the overall weakness in the United States economy and state government budget deficits. Further, there have been delays in stimulus-related projects reaching the actual construction phase, as evidenced by only 21% of total ARRA highway funds being spent at the state level in 2009. Management expects the majority of stimulus project work to occur in 2010 with any carryover in 2011. The infrastructure construction market accounted for approximately 55% of the Corporation’s 2009 aggregates shipments. See further discussion in the section Federal and State Highway Appropriations on pages 56 and 57.
Commercial and residential construction levels are interest rate-sensitive and typically move in a direct correlation with economic cycles. The commercial construction market, which accounted for approximately 25% of the Corporation’s 2009 aggregates shipments, remained weak in 2009, notably in office and retail construction. Additionally, continued weakness in the residential construction market negatively affected the commercial construction market, which generally follows the residential construction market with a 12-to-18-month lag. Management expects the commercial construction market to decline in 2010.
The residential construction market, which accounted for approximately 7% of the Corporation’s aggregates shipments in 2009, remained dismal. Despite the Federal Reserve keeping the federal funds rate at zero percent throughout the year, the overall weakness in the economy and reduced consumer lending by banks have limited the impact of the low rate. Management believes the residential construction market has bottomed out and expects moderate growth in 2010.
Chemical rock (comprised primarily of material used for agricultural lime and flue gas desulfurization) and ballast product sales (collectively, referred to as “ChemRock/Rail” and formerly referred to as “Other”) accounted for approximately 13% of the Corporation’s aggregates shipments in 2009. Further, three of the Corporation’s top ten customers in 2009 were railroads. These shipments were enhanced by the acquisition of several rail-connected quarries from CEMEX Inc., in June 2009. Management expects moderate growth in the Corporation’s ChemRock/Rail shipments in 2010.
In 2009, the Corporation shipped 123.4 million tons of aggregates to customers in 31 states, Canada, the Bahamas and the Caribbean Islands from 274 quarries, underground mines and distribution yards. While the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five revenue-generating states — Texas, North Carolina, Georgia, Iowa and Louisiana — accounted for approximately 56% of its 2009 net sales by state of destination, while the top ten revenue-generating states accounted for approximately 76% of its 2009 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 41

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

ESTIMATED POPULATION MOVEMENT
Top 10 Revenue-		Rank in Estimated
Generating States of	Population Rank	Change in Population	Estimated Rank in
Aggregates Business	in 2000	From 2000 to 2030	Population in 2030
Texas	2	4	2
North Carolina	11	7	7
Georgia	10	8	8
Iowa	30	48	34
Louisiana	22	41	26
South Carolina	26	19	23
Florida	4	3	3
Indiana	14	31	18
Alabama	23	35	24
Oklahoma	27	29	29
Source: United States Census Bureau
While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is locating suitable deposits that can be economically mined at locations that qualify for regulatory permits and are in close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This objective is becoming more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; land acquisition around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; underground mine development; and enhancing a competitive advantage with its long-haul distribution network. This network moves aggregates materials from domestic and offshore sources, via rail and water, to markets where aggregates supply is limited. The movement of aggregates materials through long-haul networks introduces risks to operating results as discussed more fully under the sections Analysis of Gross Margin and Transportation Exposure on page 50 and pages 60 and 61, respectively.
The construction aggregates industry has been consolidating, and the Corporation has actively participated in the consolidation of the industry. When acquired, new locations sometimes do not satisfy the Corporation’s internal safety, maintenance and pit development standards and may require additional resources before benefits of the acquisitions are fully realized. Management expects a slowing in the industry consolidation trend as the number of suitable small to mid-sized acquisition targets in high-growth markets declines. During the recent period of fewer acquisition opportunities, the Corporation has focused on investing in internal expansion projects in high-growth markets.
Aggregates Financial Considerations
The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 58 and 59. Further, operating results and financial performance are sensitive to shipment volume and sales price changes.
During the period from 2005 to 2008, the Corporation increased prices at a higher rate and/or with greater frequency than historical averages. For reference, the Corporation’s 15-year annual average price increase for the period ended December 31, 2004 was 2.3%. In 2009, the Corporation’s heritage aggregates pricing increased 1.9% and was negatively affected by the overall economy, the decline in aggregates shipments and an increasingly competitive environment.
The production of construction-related aggregates also requires the use of diesel fuel. Therefore, fluctuations in diesel fuel pricing directly affect operating results. During
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 42

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
2009, energy costs decreased $74.0 million compared with 2008, with the reduction in diesel fuel cost being the primary component. The Corporation does not hedge its diesel fuel price risk, but instead focuses on volume-related price reductions, fuel efficiency, consumption and the natural hedge created by the ability to increase aggregates prices.
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
The dolomitic lime business, 30% of Specialty Products’ 2009 net sales, is dependent on the highly-cyclical steel industry and operating results are affected by changes in that industry. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations. Net sales decreased in 2009, reflecting slowing magnesia chemicals sales and reduced dolomitic lime shipments to the steel industry, both trends consistent with declines in general industrial demand.
A significant portion of costs related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. The Corporation has entered into fixed-price supply contracts for coal and petroleum coke to help mitigate this risk.
Cash Flow Considerations
The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. During 2009, the Corporation issued 3.8 million shares of common stock and raised net proceeds of $293.4 million. Additionally, the Corporation entered into a $100 million three-year secured accounts receivable credit facility (the “AR Credit Facility”) and a $130 million unsecured term loan (the “Term Loan”). The proceeds from the equity offering and the new credit facilities were used for working capital and general corporate purposes, which included financing the acquisition of three quarries from CEMEX, Inc., and repaying $200 million of outstanding obligations under the Corporation’s revolving credit agreement. Additionally, during 2009, the Corporation invested $139 million in internal capital projects, paid $71 million in dividends and made contributions of $25 million to its pension plans.
Cash on hand, $264 million at December 31, 2009, along with the Corporation’s projected internal cash flows and its available financing resources, including access to debt and equity markets, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, satisfy noncancelable agreements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise, and allow for payment of dividends. At December 31, 2009, the Corporation had unused borrowing capacity of $323 million under its credit agreement and $100 million under the AR Credit Facility, subject to complying with a leverage covenant based on its debt-to-EBITDA ratio. Of the $423 million of unused borrowing capacity, $212 million, or 50%, has been committed from Wells Fargo Bank, N.A., (“Wells Fargo”) and Wachovia Bank, N.A., (“Wachovia”) under commitments entered into prior to Wells Fargo’s acquisition of Wachovia. Management does not expect any material change in this commitment prior to the June 30, 2012 expiration. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. As of December 31, 2009, the Corporation had principal
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 43

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
indebtedness of $1.25 billion, including $218 million of Floating Rate Senior Notes that mature on April 30, 2010, and future minimum lease and mineral and other royalty commitments for all noncancelable agreements of $415 million. The Corporation intends to use cash on hand and borrowing capacity under short-term credit facilities to repay the $218 million of debt due in April 2010. The Corporation’s ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting its consolidated operations, many of which are beyond the Corporation’s control. If the Corporation is unable to generate sufficient cash flow from operations in the future to satisfy its financial obligations, it may be required, among other things:
•	To seek additional financing in the debt or equity markets;

•	To suspend or reduce the amount of the cash dividend to shareholders;

•	To refinance or restructure all or a portion of its indebtedness; and/or

•	To further reduce or delay planned capital or operating expenditures.
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
FINANCIAL OVERVIEW
Highlights of 2009 Financial Performance
•	Earnings per diluted share of $1.91, inclusive of legal reserve, compared with 2008 earnings of $4.18 per diluted share
•	Net sales of $1.497 billion, a 20% decrease compared with net sales of $1.860 billion in 2008
•	Heritage aggregates product line pricing increase of 1.9%, despite a heritage volume decrease of 23.0%
Results of Operations
The discussion and analysis that follows reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 6 through 38. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates business generated 90% of net sales and the majority of operating earnings during 2009. The following comparative analysis and discussion should be read within that context. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and are not intended to be indicative of management’s judgment of materiality.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 44

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The Corporation’s consolidated operating results and operating results as a percentage of net sales were as follows:

years ended December 31		% of		% of		% of
(add 000)	2009	Net Sales	2008	Net Sales	2007	Net Sales

Net sales	$1,496,640	100.0%	$1,859,697	100.0%	$1,950,396	100.0%
Freight and delivery revenues	205,963		256,724		238,852

Total revenues	1,702,603		2,116,421		2,189,248

Cost of sales	1,158,907	77.4	1,389,182	74.7	1,382,191	70.9
Freight and delivery costs	205,963		256,724		238,852

Total cost of revenues	1,364,870		1,645,906		1,621,043

Gross profit	337,733	22.6	470,515	25.3	568,205	29.1
Selling, general and administrative expenses	139,400	9.3	151,348	8.1	155,186	8.0
Research and development	373	0.0	596	0.0	869	0.0
Other operating (income) and expenses, net	10,383	0.8	(4,815)	(0.2)	(18,077)	(1.0)

Earnings from operations	187,577	12.5	323,386	17.4	430,227	22.1
Interest expense	73,460	4.9	74,299	4.0	60,893	3.1
Other nonoperating (income) and expenses, net	(1,145)	(0.1)	1,958	0.1	(7,291)	(0.3)

Earnings from continuing operations before taxes on income	115,262	7.7	247,129	13.3	376,625	19.3
Taxes on income	27,375	1.8	72,088	3.9	115,360	5.9

Earnings from continuing operations	87,887	5.9	175,041	9.4	261,265	13.4
Gain on discontinued operations, net of taxes	277	0.0	4,709	0.3	2,074	0.1

Consolidated net earnings	88,164	5.9	179,750	9.7	263,339	13.5
Less: Net earnings attributable to noncontrolling interests	2,705	0.2	3,494	0.2	590	0.0

Net Earnings Attributable to Martin Marietta Materials, Inc.	$85,459	5.7	$176,256	9.5	$262,749	13.5

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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     Page 45

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Gross Margin in Accordance with GAAP

(add 000)	2009	2008	2007

Gross profit	$337,733	$470,515	$568,205

Total revenues	$1,702,603	$2,116,421	$2,189,248

Gross margin	19.8%	22.2%	26.0%

Gross Margin Excluding Freight and Delivery Revenues

(add 000)	2009	2008	2007

Gross profit	$337,733	$470,515	$568,205

Total revenues	$1,702,603	$2,116,421	$2,189,248
Less: Freight and delivery revenues	(205,963)	(256,724)	(238,852)

Net sales	$1,496,640	$1,859,697	$1,950,396

Gross margin excluding freight and delivery revenues	22.6%	25.3%	29.1%

Operating Margin in Accordance with GAAP

(add 000)	2009	2008	2007

Earnings from operations	$187,577	$323,386	$430,227

Total revenues	$1,702,603	$2,116,421	$2,189,248

Operating margin	11.0%	15.3%	19.7%

Operating Margin Excluding Freight and Delivery Revenues

(add 000)	2009	2008	2007

Earnings from operations	$187,577	$323,386	$430,227

Total revenues	$1,702,603	$2,116,421	$2,189,248
Less: Freight and delivery revenues	(205,963)	(256,724)	(238,852)

Net sales	$1,496,640	$1,859,697	$1,950,396

Operating margin excluding freight and delivery revenues	12.5%	17.4%	22.1%

Net Sales
Net sales by reportable segment were as follows:

years ended December 31
(add 000)	2009	2008	2007

Mideast Group	$438,469	$578,366	$680,138
Southeast Group	350,123	447,890	454,413
West Group	564,329	666,252	661,420

Total Aggregates Business	1,352,921	1,692,508	1,795,971
Specialty Products	143,719	167,189	154,425

Total	$1,496,640	$1,859,697	$1,950,396

Aggregates. Heritage and total aggregates product line average selling price increases (decreases) were as follows:

years ended December 31	2009	2008	2007

Mideast Group	3.8%	10.8%	15.0%
Southeast Group	(1.0%)	7.7%	12.2%
West Group	3.4%	4.2%	4.6%
Heritage Aggregates Operations	1.9%	6.6%	10.2%
Aggregates Business	2.1%	6.9%	10.4%
Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and divestitures.
The average annual aggregates product line price increase for the ten and twenty years ended December 31, 2009 was 5.3% and 3.7%, respectively. The downward trend in the rate of growth in aggregates selling price in 2009 and 2008 reflects a reduction in demand and competitive pressures (see Section Aggregates Industry and Corporation Trends on pages 51 through 53).
The 2009 decline in the average selling price for the Southeast Group was related to the decline in volumes and competition, particularly in Florida and markets served by the Mississippi River system. In 2008 and 2007, the average selling price increase in the West Group was lower when compared with the other reportable segments primarily due to product mix, which reflects a higher percentage of lower-priced products being sold.
Aggregates product line shipments of 123.4 million tons in 2009 decreased 22.6% compared with 159.4 million tons shipped in 2008. Aggregates product line shipments in 2008 decreased 12.6% compared with 182.3 million tons shipped in 2007. These declines reflect the recessionary construction markets that resulted in the Corporation’s fifteenth consecutive quarter of declining volumes as of December 31, 2009. Through the end of 2009, the Corporation’s shipments volumes have declined 40% from its peak period, the twelve months ended March 31, 2006. Other contributing factors include increased cost of construction materials in 2008 and 2007. The following presents heritage and total aggregates product line shipments for each reportable segment for the Aggregates business:
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 46

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

years ended December 31
Shipments (add 000)	2009	2008	2007

Heritage Aggregates Product Line:
Mideast Group	37,265	51,035	66,512
Southeast Group	30,417	39,087	42,752
West Group	54,503	68,627	70,368

Heritage Aggregates Operations	122,185	158,749	179,632
Acquisitions	1,172	—	—
Divestitures[1]	44	606	2,693

Aggregates Business	123,401	159,355	182,325

[1]	Divestitures represent tons related to divested operations up to the date of divestiture.
Heritage and total aggregates product line volume variance by reportable segment is as follows:

years ended December 31	2009	2008	2007

Mideast Group	(27.0%)	(23.3%)	(10.3%)
Southeast Group	(22.2%)	(8.6%)	(10.1%)
West Group	(20.6%)	(2.5%)	(2.4%)
Heritage Aggregates Operations	(23.0%)	(11.6%)	(7.3%)
Total Aggregates Business	(22.6%)	(12.6%)	(8.1%)
Specialty Products. Specialty Products 2009 net sales of $143.7 million decreased 14.0% compared with 2008 net sales of $167.2 million. The decrease in 2009 was due to slowing magnesia chemicals sales and reduced dolomitic lime shipments to the steel industry. 2008 net sales increased 8.3% over 2007 net sales of $154.4 million due to the United States’ steel market remaining positive during the first three quarters of the year, leading to increased dolomitic lime demand. Additionally, the segment experienced increased demand for magnesia-based chemicals products used in a number of environmental applications as well as for heat-resistant products. The 2008 acquisition of the Elastomag® product line from Morton International, Inc., also contributed to the increase in sales of chemical products.
Freight and Delivery Revenues and Costs
Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 60 and 61). These third-party freight costs are then billed to the customer. The reduction in these revenues and costs in 2009 compared with 2008 reflects the reduction in aggregates shipments. The over 7% increase in these revenues and costs in 2008 compared with 2007 reflects higher energy costs partially offset by a reduction in aggregates shipments.
Cost of Sales
Cost of sales decreased 17% in 2009 as compared with 2008, primarily related to lower energy costs, with the reduction in diesel fuel cost being the most significant component; lower embedded freight costs on aggregates materials transported via rail and water, consistent with the reduction in shipments from distribution yards (see section Transportation Exposure on pages 60 and 61); and lower personnel costs due to headcount reductions. Cost of sales increased slightly in 2008 despite the decline in shipments. The increase was primarily related to higher energy costs.
As a result of inventory control measures, production at heritage locations declined 21.4% and 13.1% in 2009 and 2008, respectively, when compared with the prior year. This negatively affected the Corporation’s operating leverage due to the high fixed and semi-fixed costs associated with aggregates production and led to certain normally inventoriable costs being recognized as period expenses during 2009.
Gross Profit
The Corporation defines gross margin excluding freight and delivery revenues as gross profit divided by net sales. The Corporation’s gross margin excluding freight and delivery revenues decreased 270 basis points in 2009 due to the 22.6% decline in aggregates shipments, which was partially offset by lower energy costs. The decline of 380 basis points in 2008 was due to higher energy costs and the 12.6% decline in aggregates shipments.
The following presents a rollforward of the Corporation’s gross profit from 2008 to 2009 and from 2007 to 2008:

years ended December 31
(add 000)	2009	2008

Consolidated Gross Profit, prior year	$470,515	$568,205
Aggregates Business:
Pricing strength	45,486	109,795
Volume weakness	(385,074)	(213,257)
Cost decreases, net	202,524	6,871

Decrease in Aggregates Business Gross Profit	(137,064)	(96,591)
Specialty Products	3,753	(1,543)
Corporate	529	444

Decrease in Consolidated Gross Profit	(132,782)	(97,690)

Consolidated Gross Profit, current year	$337,733	$470,515

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 47

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The following presents gross margin excluding freight and delivery revenues by reportable segment for the Aggregates business:

year ended December 31	2009	2008	2007

Mideast Group	31.7%	38.0%	42.3%
Southeast Group	13.0%	17.2%	23.7%
West Group	19.7%	20.5%	20.3%
Total Aggregates Business	21.9%	25.6%	29.5%
Gross margin excluding freight and delivery revenues for the Southeast Group in 2009 reflects the 1.0% decline in average selling price at its heritage operations. Additionally, the group’s operations include the water distribution network, which produces lower gross margins due to embedded freight (see sections Analysis of Gross Margin on page 50 and Transportation Exposure on pages 60 and 61).
Gross margin excluding freight and delivery revenues for the West Group remained relatively stable in 2009, 2008 and 2007. This was predominantly due to prior year margins being suppressed by higher fuel prices in 2008 and by weather-related issues which negatively affected production costs and shipments in 2007.
Selling, General and Administrative Expenses
Consistent with management’s goal, selling, general and administrative expenses decreased $11.9 million in 2009 compared with 2008, despite absorbing a $6.4 million increase in pension costs. The reduction was due to lower personnel costs and management’s continued focus on cost control. 2008 and 2007 expenses included $2.8 million and $0.7 million, respectively, for settlement charges for the payment of vested benefits under the SERP (Supplemental Excess Retirement Plan). Excluding these charges, the absolute dollar decrease of $5.9 million in 2008 was due to management’s focus on cost control.
Other Operating Income and Expenses, Net
Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain amounts receivable; rental, royalty and services income; and the accretion expense, depreciation expense, and gains and losses related to asset retirement obligations. Additionally, the 2009 amount reflects $2.2 million of transaction costs related to acquisitions; prior to 2009, such costs were capitalized if the acquisition was consummated. The 2009 amount also includes an $11.9 million legal reserve accrual related to the West Group, a $3.0 million charge for a property loss and the loss on the sales of assets, and a $3.3 million charge for bad debts. The 2008 amount included a $14.4 million gain on the sale of assets offset by a $3.3 million charge for asset write offs related to the structural composites product line, a nonrecurring $3.6 million charge for professional fees paid to advisors related to strategic initiatives, a $5.4 million charge for termination benefits related to a reduction in the Corporation’s workforce, a $2.5 million charge for bad debts and a $1.6 million charge related to a property loss.
Earnings from Operations
The Corporation defines operating margin excluding freight and delivery revenues as earnings from operations divided by net sales and is a measure of its operating profitability. The 2009 decrease of 490 basis points and the 2008 decrease of 470 basis points, both compared with the prior year, reflect the lower gross margin excluding freight and delivery revenues and lower other operating income and expenses, net, which reflects the $11.9 million legal reserve accrued in 2009. Additionally, selling, general and administrative expenses as a percentage of net sales were higher in 2009 due to the 20% decline in net sales.
Interest Expense
Interest expense decreased $0.8 million in 2009 primarily due to lower interest rates on variable rate debt. Interest expense increased $13.4 million in 2008 due to the issuance of $300 million of 6.6% Senior Notes in April 2008.
Other Nonoperating Income and Expenses, Net
Other nonoperating income and expenses, net, are comprised generally of interest income, foreign currency transaction gains and losses, and net equity earnings from nonconsolidated investments. The increase of $3.1 million in 2009 compared with 2008 was due to higher gains on foreign currency transactions. The decrease of $9.2 million in 2008 versus 2007 was primarily due to lower earnings from nonconsolidated equity investments and a loss on foreign currency transactions in 2008 as compared with 2007.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 48

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Income Taxes
Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to the impact of book and tax accounting differences arising from the net permanent benefits associated with the depletion allowances for mineral reserves, the effect of state income taxes, the domestic production deduction, and the tax effect of nondeductibility of goodwill related to asset sales. The permanent benefits associated with the depletion deduction for mineral reserves is the significant driver of the effective tax rate. Due to the limitations imposed on percentage depletion, decreases in sales volumes and pretax earnings do not decrease the depletion deduction proportionately.
The effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective tax rate.
The Corporation’s estimated effective income tax rates were as follows:

years ended December 31	2009	2008	2007

Continuing operations	23.8%	29.2%	30.6%

Discontinued operations	40.9%	53.6%	42.9%

Overall	23.8%	30.1%	30.7%

Discontinued Operations
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

years ended December 31
(add 000)	2009	2008	2007

Net sales	$1,769	$7,585	$23,472

Pretax gain (loss) on operations	$466	$(438)	$837
Pretax gain on disposals	3	10,596	2,798

Pretax gain	469	10,158	3,635
Income tax expense	192	5,449	1,561

Net earnings	$277	$4,709	$2,074

Net Earnings Attributable to Martin Marietta Materials, Inc. and Earnings Per Diluted Share
Net earnings attributable to Martin Marietta Materials, Inc., were $85.5 million, or $1.91 per diluted share, in 2009, a decrease of 52% compared with $176.3 million, or $4.18 per diluted share, in 2008.
2008 net earnings attributable to Martin Marietta Materials, Inc. decreased 33% compared with $262.7 million, or $6.03 per diluted share, for 2007.
Effective January 1, 2009, the Corporation retrospectively determined whether instruments granted in share-based payment transactions are participating securities. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, included in computing earnings per share (EPS) pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Corporation pays non-forfeitable dividend equivalents during the vesting period on its restricted stock awards and incentive stock awards, which results in these being considered participating securities. The inclusion of participating securities in the Corporation’s EPS calculations decreased previously-reported basic EPS by $0.06 and previously-reported diluted EPS by $0.02 for the year ended December 31, 2008. For the year ended December 31, 2007, the inclusion of participating securities in the Corporation’s EPS calculations decreased previously-reported basic EPS by $0.07 and previously-reported diluted EPS by $0.03.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 49

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Analysis of Gross Margin
•	2009 Aggregates business gross margin excluding freight and delivery revenues reflects a 330-basis-point negative impact of embedded freight.
The Aggregates business gross margin excluding freight and delivery revenues for continuing operations for the years ended December 31 was as follows:

2009	21.9%
2008	25.6%
2007	29.5%
The development of water and rail distribution yards continues to be a key component of the Corporation’s strategic growth plan. Most of this activity is in coastal areas located in the Southeast and West Groups, areas which generally lack an indigenous supply of aggregates but exhibit above-average growth characteristics driven by long-term population trends. Transportation freight costs from the production site to the distribution terminals are embedded in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. Accordingly, sales from rail and water distribution locations generally yield lower gross margins as compared with sales directly from quarry operations. Nonetheless, management expects that the distribution network currently in place will provide the Corporation solid growth opportunities, and gross margin should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 53 through 65). In 2009, approximately 16 million tons of aggregates were sold from distribution yards, and results from these distribution operations reduced the Aggregates business gross margin excluding freight and delivery revenues by approximately 330 basis points. In 2009, shipments from distribution yards decreased 31% versus the prior year. This decrease was larger than the reduction in shipments from quarries and, therefore, the degradation of gross margin attributable to the distribution yards was lower than the impact in prior years.
Vertical integration — asphalt, ready mixed concrete and road paving operations — has also negatively affected gross margin, particularly in the West Group. Gross margins excluding freight and delivery revenues associated with vertically-integrated operations, which represented 8% of the Aggregates business’ 2009 total revenues, are lower as compared with aggregates operations. Gross margins excluding freight and delivery revenues for the Aggregates business’ asphalt and ready mixed concrete product lines, which are located in the West Group, typically range from 10% to 12% as compared with the Aggregates business’ overall gross margin excluding freight and delivery revenues, which generally ranges from 25% to 30%. The road paving business, which is also located in the West Group and was acquired as supplemental operations that were part of larger acquisitions, does not represent a strategic business of the Corporation and yields profits that are insignificant to the Corporation as a whole. In 2009, the mix of vertically-integrated operations lowered the Aggregates business’ gross margin excluding freight and delivery revenues by approximately 50 basis points. The Aggregates business’ gross margin excluding freight and delivery revenues will continue to be adversely affected by the lower gross margins for these vertically-integrated businesses and for the water and rail distribution network as a result of management’s strategic growth plan.
The Aggregates business’ operating leverage is substantial given its significant amount of fixed costs. The lean cost structure, coupled with volume recovery and pricing increases, provides a significant opportunity to increase margins in the future. As an example, despite a 15% decline in aggregates shipments in the third quarter of 2009, the Midwest Division posted record quarterly gross profit. Management estimates that, subject to certain factors, $0.60 of additional gross profit can be earned with each incremental $1 of sales over the course of an upturn in the business cycle.
BUSINESS ENVIRONMENT
The sections on Business Environment on pages 50 through 67, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and the current economic climate exacerbates this relationship. This discussion should be read in this context.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 50

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS(CONTINUED)
Aggregates Industry and Corporation Trends

•	Spending statistics, from 2008 to 2009, according to U.S. Census Bureau:
—	Public-works construction spending increased 3.7%

—	Private commercial construction market spending decreased 11.2%

—	Private residential construction market spending decreased 28.0%
•	United States aggregates consumption down approximately 23% in 2009 compared with 2008
The Corporation’s principal business serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, access to capital markets, levels of infrastructure funding by the public sector, and demographic, geographic and population shifts. In 2009, total aggregates consumption in the United States decreased approximately 23% compared with 2008 to approximately 2.1 billion tons as reported by the U. S. Geological Survey. This reduction is in line with the Corporation’s decline in aggregates shipments in 2009. Per the U.S. Census Bureau, total construction spending decreased only 12%, which implies a lower level of aggregates-intensive construction spending in 2009.
The Aggregates business sells its products principally to contractors in connection with highway and other public infrastructure projects as well as commercial and residential development. While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure projects has been comparatively more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Generally, increased levels of funding have supported highway and other infrastructure projects. By way of example, the U.S. Census Bureau shows the total value of the United States construction spending on highways, streets and bridges was $85 billion in 2009 compared with $82 billion in 2008, while overall public-works construction spending increased 3.7% in 2009. The American Road and Transportation Builders Association (“ARTBA”) estimates that the value of highway, street and bridge construction will increase by 8% in 2010. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2009; this has consistently been the case since 1990. Approximately 55% of the Corporation’s 2009 aggregates shipments were in the public sector; thus, the Aggregates business benefits from this level of public-works construction projects. Accordingly, management believes exposure to fluctuations in commercial and residential, or private sector, construction spending is lessened by the business’ mix of public sector-related shipments.
According to the U.S. Census Bureau, private commercial construction market spending decreased 11.2% in 2009 as compared with 2008. Approximately 25% of the Corporation’s 2009 aggregates shipments was related to the commercial construction market. Approximately half of the Corporation’s commercial construction shipments are used for office and retail projects while the remainder is used for heavy industrial and capacity-related projects.
The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions, including roads, sidewalks, and storm and
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 51

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
sewage drainage, and aggregates used in the construction of homes. Therefore, the timing of new subdivision starts by homebuilders is a leading indicator of new home starts and equally affects residential volumes. Private residential construction market spending decreased 28.0% in 2009 from 2008, according to the U.S. Census Bureau. The decline in this sector coincided with the increased number of home foreclosures and the overall weak economy.
MARKETS
AGGREGATES PRODUCT LINE
(Estimated percentage of shipments)

						5-Year
	2005	2006	2007	2008	2009	Average
Infrastructure	45%	46%	48%	50%	55%	49%
Commercial	26%	27%	30%	31%	25%	28%
Residential	20%	17%	12%	9%	7%	13%
ChemRock/Rail	9%	10%	10%	10%	13%	10%

Source: Corporation data
The Corporation’s asphalt, ready mixed concrete and road paving operations generally follow construction industry trends. These vertically-integrated operations accounted for 8% of the Aggregates business’ 2009 total revenues.
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
Pricing on construction projects is generally based on terms committing to the availability of specified products at a specified price during a specified period. While commercial construction jobs usually are completed within a year, infrastructure contracts can require several years to complete. Therefore, pricing increases can have a lag time before taking effect while the Corporation sells aggregates products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts somewhat mitigate this effect. However, during periods of sharp or rapid increases in production costs, like the increase in diesel fuel costs in 2008, multi-year infrastructure contract pricing may provide only nominal pricing growth.
In 2009, the reduction in aggregates demand, coupled with competitors in some markets lowering prices relative to their cash costs, reduced the rate of annual price increases. Management expects pricing increases in 2010 to be well below the Corporation’s 20-year average, 3.7%, while pricing beyond 2010 is expected to be in line with the long-term historic average and correlate, with a lag factor, with changes in demand. Pricing varies greatly and the pace of recovery in one market versus another can affect reported price increases. Further, geographic and product mix will affect the rate of price increases. For example, new highway construction requires a broader array of aggregates products — from base stone for road foundations to clean stone for surface asphalt. While the Corporation would have better balanced inventories under this scenario, its average selling price could nonetheless be lower compared with 2009, because base stone is typically less expensive than clean stone. Pricing is determined locally and is affected by supply and demand characteristics of the local market.
The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. While a recessionary economy increases those risks, payment bonds posted by some of the Corporation’s customers or end-users can help to mitigate the risk of uncollectible receivables. However, the recessionary economy has delayed payments from certain of the Corporation’s customers. Historically, the Corporation’s bad debt write offs have not been significant to its operating results, and, although the amount of bad debt write offs has increased, management considers the allowance for doubtful accounts adequate as of December 31, 2009.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 52

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS(CONTINUED)
Management expects the overall long-term trend for construction aggregates consolidation to continue. During the trough years of the current economic cycle, management expects that there may be opportunities to acquire assets at more favorable terms than recent transactions in the sector. However, small to mid-sized acquisition targets may be either less attractive or less available as their financial position and valuation opinion generally remain healthy. The Corporation’s Board of Directors and management continue to review and monitor strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to existing markets of the Corporation.
Aggregates Industry and Corporation Risks
General Economic Conditions
The overall United States economy remains weak as it continues through the most profound economic downturn since the Great Depression. Consumer spending has declined, wage growth is muted and credit is tight. Further, according to the U.S. Department of Labor, the unemployment rate in five of the Aggregates business’ top ten revenue-generating states exceeded ten percent at December 31, 2009. Additionally, despite the Federal Reserve continuing to maintain the federal funds rate at zero percent, the housing market remained dismal in 2009.
Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 56 and 57). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees. Additionally, subject to voter approval, state and local governments may fund infrastructure spending through bond issues and local option taxes. However, as states experience declining tax revenues and grapple with long-term resolutions for budget deficits, funding for infrastructure projects will continue to be pressured. As a result, amounts put in place or spent may be below amounts authorized under legislative acts.
The impact of any economic improvement will vary by local market. Profitability of the Aggregates business by state may not be proportional to net sales by state because certain of the Corporation’s intrastate markets are more profitable than others. Further, while the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of local economies, which may differ from the economic conditions of the state or region. This is particularly relevant given the high cost of transportation as it relates to the price of the product. The impact of local economic conditions is felt less by large fixed plant operations that serve multiple end-use markets through the Corporation’s long-haul distribution network.
As of December 2009, as reported by Moody’s Economy.com Inc., many state economies had begun to expand, although most remained recessionary. For comparison, as of December 2008, all states had an economy that was flat or recessionary.
The Aggregates business’ top five revenue-generating states, namely Texas, North Carolina, Georgia, Iowa and Louisiana, together accounted for approximately 56% of its 2009 net sales by state of destination. The top ten revenue-generating states, which also include South Carolina, Florida, Indiana, Alabama and Oklahoma, together accounted for approximately 76% of the Aggregates business’ 2009 net sales by state of destination.
In Texas, the infrastructure market outlook reflects a projected increase in state Department of Transportation spending. In San Antonio, the military base realignment and closure action has helped the San Antonio economy somewhat mitigate the effect of the relocation of the AT&T headquarters to Dallas and the overall economic downturn. While state Department of Transportation spending in San Antonio is expected to increase in 2010 compared with 2009, it will be well below the 2006 and 2007 levels experienced prior to the economic recession. Additionally, the City of San Antonio plans to spend $278 million on transportation infrastructure in fiscal year 2010 compared with $212 million in 2009. Management believes the residential construction market in San Antonio bottomed out in 2009 and expects moderate growth in 2010. The Dallas/Fort Worth infrastructure construction
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 53

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Source: Moody’s Economy.com Inc.
market, led by state Department of Transportation and North Texas Tollway Authority (“NTTA”) construction, is expected to be resilient in 2010. Funding for state Department of Transportation projects is coming from nontraditional sources, including a $3.2 billion payment from the NTTA for State Highway 121, private funding through comprehensive development agreements, ARRA funding and bond sales. The Dallas residential and commercial construction markets have slowed. In Houston, state Department of Transportation spending is expected to increase due to ARRA spending. Further, construction is expected to continue on a 13-mile section of the Houston Beltway, with completion expected in 2011. The commercial construction market in Houston is down, reflecting the highest retail vacancy rates in a decade. The Corporation is facing pricing pressure on stone delivered from interior quarries in Texas, Arkansas and Oklahoma, resulting from competitors having excess supplies of inventory. The construction markets in South Texas have been bolstered by the building of wind farms. However, the South Texas economy has been negatively affected by a sharp decline in the issuance of oil and gas drilling permits.
The North Carolina economy, although negatively affected by the financial institution crisis and an unemployment rate of 11.2% at December 31, 2009, is on a path to stabilization. In 2009, the North Carolina Turnpike Authority sold $624 million of bonds and obtained a loan for $387 million from the federal Department of Transportation to finance the state’s first modern toll road. This project represents the first significant step related to the budget provision passed by the legislature that provides funding for the construction of four toll road projects for a total of $3.2 billion. The Corporation has already been awarded contracts for one of the roads. Of the projected 6.5 million tons of aggregates required for the four toll road projects, the Corporation should be fully competitive on about 85%. The Corporation’s statewide aggregates shipments in the commercial and residential construction markets were down approximately 28% and 47%, respectively, from 2008 levels. The decline in the residential market has negatively affected commercial and infrastructure projects that typically accompany residential growth. The state’s commercial construction market has been negatively affected by high vacancy levels and reduced demand. Historically, the Corporation’s North Carolina operations have been above average in rate of pricing growth and profitability due to its quarry locations in growing market areas and their related transportation advantage.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 54

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The Georgia economy is in a recessionary state and the unemployment rate was 10.3% at December 31, 2009. The Atlanta market has been negatively affected by bank failures, but remains the largest business hub in the southeastern United States. Further, strong port activity and the construction of a KIA automobile assembly plant, which was completed in 2009, should be beneficial to the state’s economy. The infrastructure construction market has declined, reflecting the reduction in state Department of Transportation spending from $0.9 billion to $0.7 billion in the fiscal years ended June 30, 2008 and 2009, respectively. Spending in 2010 is expected to increase, primarily due to ARRA. The commercial construction market has experienced declines and reflects high office vacancy rates. The residential construction market remains weak with single family housing permits down 85% from 2005 levels.
The Iowa economy is recovering, and the state’s unemployment rate, at 6.6%, is less than the national average. The state economy is highly dependent on agriculture and related manufacturing industries and financial services companies. The Food, Conservation, and Energy Act of 2008, which provides agricultural subsidies, is expected to stimulate the state’s farm economy. Iowa continues to be the largest corn and pork-producing state in the nation. Iowa is the second largest wind energy state, behind only Texas, and the Corporation’s aggregates shipments related to the construction of wind farms were approximately 850,000 tons during 2009. The construction of a single wind turbine can require nearly 4,500 tons of aggregates for both the pad for the turbine and the maintenance roads between turbines, and construction of a wind farm can consume upwards of 200,000 to 700,000 tons of aggregates. However, funding challenges associated with the credit crisis, lower natural gas prices and the lack of effective large scale transmission lines to move power have slowed the construction of wind farms. The infrastructure construction market has been strong, as the state completed most of its ARRA projects in 2009. There are several significant infrastructure projects, including the Midwest Connector, which should keep infrastructure spending strong in 2010. The economic downturn has had a lesser impact on the commercial and residential construction markets compared with other parts of the country.
Louisiana’s unemployment, 7.5% at December 31, 2009, is significantly below the national average, as rebuilding efforts from Hurricane Katrina and increased extraction of natural gas have partially mitigated the effects of the economic downturn and declines in offshore drilling. The state has been slow in spending the $433 million of highway funds provided by ARRA; as of December 31, 2009, only 5 percent of such funds had been spent even though over 80 percent of the funds were obligated. Further, the capital city of Baton Rouge recently experienced job growth in the construction sector, and the Army Corps of Engineers will complete several major projects in New Orleans in 2010. The residential construction market remains strong, as the state experienced its third consecutive year of net population growth from migration.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 55

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Federal and State Highway Appropriations
•	ARRA includes $28.6 billion for highways, bridges and airports

•	Continuing resolution through February 2010 for federal highway bill that expired September 30, 2009
In February 2009, President Obama signed ARRA, an economic stimulus plan designed to resuscitate the economy, into law. ARRA includes $28.6 billion for highways, bridges and airports and additional funding for non-transportation infrastructure that management believes could also result in increased construction activity. On a national basis, approximately 20% of state-level stimulus jobs were completed in 2009. The majority of stimulus jobs is expected to occur in 2010 with expected carryover in 2011 and 2012, the year all spending, by law, must be completed. Based on its positions within its markets, the Corporation estimates that it will supply approximately 6% to 8% of aggregates required for projects funded by ARRA.
The federal highway bill provides annual highway funding for public-sector construction projects. SAFETEA-LU was a six-year $286.4 billion law that expired on September 30, 2009 and included approximately $228 billion for highway programs, $52 billion for transit programs and $6 billion for highway safety programs. SAFETEA-LU also increased the minimum rate of return to 92.0 percent for donor states, meaning states that are paying more in gasoline taxes than they receive from the Highway Trust Fund. For the federal fiscal year 2009, nine of the Aggregates business’ top ten revenue-generating states (Texas, North Carolina, Georgia, Iowa, Louisiana, South Carolina, Florida, Indiana and Oklahoma) were donor states. Although a successor bill was not passed when SAFETEA-LU expired, its provisions were extended under continuing budget resolutions through February 28, 2010. However, historically, states have been reluctant to commit to long-term projects while under continuing resolutions. Management believes that a new multi-year highway bill will be passed, but not before the 2010 midterm elections.
Federal highway bills provide spending authorizations that represent maximum amounts. Each year, an appropriation act is passed establishing the amount that can actually be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the Highway Trust Fund. Once the annual appropriation is passed, funds are distributed to each state based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds generally must be spent on specific programs as outlined in the federal legislation. The Highway Trust Fund has experienced shortfalls in recent years, due to high gas prices which resulted in fewer miles driven and less fuel consumption. These shortfalls created a significant decline in federal highway funding levels. In response to the projected shortfalls, $7 billion was transferred from the General Fund into the Highway Trust Fund in August 2009. In fiscal year 2008, an additional $8 billion was transferred into the Highway Trust Fund.
A significant number of roads, highways and bridges were built following the establishment of the Interstate Highway System in 1956 and are now aging. According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 41 percent from 1990 to 2007, while new road mileage increased only 4 percent over the same period. TRIP also reports that 33 percent of the nation’s major roads are in poor or mediocre condition and 25 percent of the nation’s bridges are structurally deficient or functionally obsolete. Furthermore, a 2009 report issued by the American Society of Civil Engineers (the “Society”) rated all fifteen infrastructure categories as being in poor or mediocre condition. The Society believes that the aging infrastructure and the poor condition of roads in the United States is costing approximately $145 billion per year in repairs, operating costs and time spent in traffic. According to the American Association of State Highway Transportation Officials (AASHTO), construction costs are expected to increase 70 percent from 1993 to 2015. Additionally, as reported by TRIP, the current backlog of needed road, highway and bridge repairs is approximately $495 billion. Considering these statistics, the follow-on bill to SAFETEA-LU will be key to funding continued infrastructure spending. Many stakeholder groups have united
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 56

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
to engage Congress regarding the importance of the successor federal highway bill. There is general agreement in Congress regarding the need for repair and improvement of the nation’s existing roadways with a focus on increasing efficiency, mitigating congestion and improving safety. However, the debate revolves around how to finance needed improvements. The Highway Trust Fund is primarily funded through a federal tax of $0.184 per gallon on gasoline, unchanged since 1993, and a federal tax on other fuels. There is some consideration in Congress for increasing the federal gasoline tax, as recommended by the National Surface Transportation Policy and Revenue Commission, as a source of increased revenues for the Highway Trust Fund and as a disincentive to increased fuel consumption as part of a national energy independency policy. Regardless of the potential for increased federal gasoline taxes, there will need to be new revenue streams identified to replace gasoline taxes over the next decade as energy efficiency trends are expected to continue.
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
Federal highway laws require Congress to annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the funding available for the Highway Trust Fund. However, investments in transportation improvements generally create new jobs, which is a priority of many of the government’s economic plans. According to the Federal Highway Administration, every $1 billion in federal highway investment creates approximately 28,000 jobs. However, the number of jobs created is dependent on the nature and the aggregates intensity of the jobs. Approximately half of the Aggregates business’ net sales to the infrastructure market come from federal funding authorizations, including matching funds from the states.
With the exception of ARRA, states are required to match funds at a predetermined rate to receive federal funds for highways. Matching levels vary depending on the type of project. If a state is unable to match its allocated federal funds, funding is forfeited. Any forfeitures are reallocated to states providing the appropriate matching funds. While states rarely forfeit federal highway funds, the possibility of forfeiture has increased as states struggle to balance budgets in the face of declining tax revenues.
State tax collections declined in 2009 compared with 2008. Given that most states are required to balance their budgets, reductions in revenues will generally require a reduction in expenditures. Although state highway construction programs are primarily financed from highway user fees (including fuel taxes and vehicle registration fees), there has been a reduction in many states’ investment in highway maintenance. Significant increases in federal infrastructure funding typically require state governments to increase highway user fees to match federal spending. Management believes that innovative financing at the state level will grow at a faster rate than federal funding. During the November 2008 election cycle, ARTBA’s 2008 Ballot Initiatives Report indicated that voters in various states, including North Carolina, Texas, Georgia and Ohio, approved 29 state and local measures that, once enacted, would provide over $71 billion in additional annual transportation funding. Generally, state spending on infrastructure leads to increased growth opportunity for the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect performance.
The Vision 100-Century of Aviation Reauthorization Act expired September 30, 2007 and provided funding for airport improvements throughout the United States. While a successor bill has not yet been passed, funding for aviation programs has been extended through March 2010.
Geographic Exposure and Seasonality
Seasonal changes and other weather-related conditions significantly affect the aggregates industry. Aggregates production and shipment levels coincide with general
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 57

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
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
The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity.
Cost Structure
•	Top 8 cost categories represent 92% of the Aggregates business’ direct production costs

•	Operating leverage negatively affected by reductions in shipments

•	$48.8 million of inventory costs not capitalizable due to operating below capacity

•	Lower prices for diesel fuel positively affected the Aggregates business’ cost of sales by $31.8 million

•	Health and welfare costs increased 2% over past five years compared with national average of 6% to 7%

•	Pension expense to decrease from $32 million in 2009 to an estimated $30 million in 2010
Direct production costs are components of cost of sales that are incurred at the quarries, distribution yards, and asphalt and ready mixed concrete plants. These costs exclude freight expenses to transport materials from a producing quarry to a distribution yard, production overhead and inventory change. Generally, the top eight categories of direct production costs for the Aggregates business are (1) labor and related benefits; (2) depreciation, depletion and amortization; (3) repairs and maintenance; (4) energy; (5) supplies; (6) contract services; (7) raw materials; and (8) royalties. In 2009, these categories represented approximately 92% of the Aggregates business’ total direct production costs.
Fixed costs are expenses that do not vary based on production or sales volume. Management estimates that, under normal operating capacity, 40% to 60% of the Aggregates business’ cost of sales are of a fixed or semifixed nature. Due to high fixed costs associated with aggregates production, the Corporation’s operating leverage can be substantial. Variable costs are expenses that fluctuate with the level of production or sales volume. Production is the key driver in determining the levels of variable costs, as it will affect the number of hourly employees and related labor hours. Further, supplies, repairs and freight costs will also increase in connection with higher production volumes.
Generally, when the Corporation invests capital to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, can offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation. Further, in 2009, the
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 58

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Aggregates business operated at a level significantly below capacity, which restricted the Corporation’s ability to capitalize $48.8 million costs that could have been inventoried under normal operating conditions.
In 2009, the Aggregates business consumed approximately 27 million gallons of diesel fuel in its operations compared with 42 million gallons consumed at normal production levels. A portion of the reduced consumption was due to increased contract waterborne shipping services in 2009. The average price per gallon of diesel fuel in 2009 was lower compared with 2008 and positively affected the Aggregates business’ cost of sales by $31.8 million. Changes in energy costs also affect the prices that the Corporation pays for supplies, including explosives and tires. Further, the Corporation’s contracts of affreightment for shipping aggregates on its rail and waterborne distribution network typically include provisions which provide for escalators to or reductions in the amounts paid by the Corporation if the price of fuel moves outside a contractual range. The Corporation also consumes diesel fuel, coal, petroleum coke and natural gas in the Specialty Products manufacturing process. In 2009, decreased costs for these energy products positively affected the Specialty Products’ cost of sales by $9.8 million. The Corporation has fixed price agreements for the supply of coal and petroleum coke in 2010.
Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Further, workforce reductions resulting from plant automation, mobile fleet right-sizing and the economic downturn have helped the Corporation control rising labor costs. The Corporation has been reviewing its operations during the current recessionary construction economy and, where practical, has temporarily idled certain of its quarries. The Corporation is able to serve these markets with other open quarries that are in close proximity. Further, in certain markets, management has created production “super crews” that work at various locations within a district. For example, a crew may work three days per week at one quarry and the other two workdays at another quarry within that market. This has allowed the Corporation to reduce headcount, as the number of full time employees has been reduced or eliminated at locations that are not operating at full capacity. For the full year 2009, the Corporation reduced headcount by 6%.
Rising health care costs have affected total labor costs in recent years and are expected to continue. The Corporation has experienced health care cost increases averaging 2% over the past five years, whereas the national average was 6% to 7%. The Corporation’s voluntary pension plan contributions have lessened the impact of rising pension costs. However, the decline in the value of the Corporation’s pension plan assets during 2008 has resulted in increased pension expense and higher cash contributions in 2009 and 2010. (see section Application of Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions on pages 69 through 71).
Historically, the impact of inflation on the Corporation’s businesses has been less significant as inflation rates have moderated. However, beyond 2010, there is a risk of higher inflation rates.
Consolidated selling, general and administrative costs decreased $11.9 million in 2009 compared with 2008. The reduction reflects management’s focus on cost control, partially offset by higher pension costs.
Shortfalls in federal, state and local revenues may result in increases in income and other taxes. The federal government may also increase taxes in response to the federal deficit.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 59

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Transportation Exposure
The U.S. Department of the Interior’s geological map of the United States shows the possible sources of indigenous surface rock and illustrates the limited supply in the coastal areas of the United States from Virginia to Texas.
With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases wholly supplied, from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution terminals and port locations to offload transported material. In 1994, the Corporation had 7 distribution terminals. Today, with 68 distribution terminals, a growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through this network. In recent years, the Corporation brought additional capacity online at its Bahamas and Nova Scotia locations to transport materials via oceangoing ships. The Corporation is currently focusing a significant part of its capital growth spending program on expanding key Southeast locations.
As the Corporation continues to move a higher percentage of aggregates by rail and water, embedded freight costs have reduced profit margins when compared with aggregates moved by truck. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:
Option 1:
The customer supplies transportation.
Option 2:
The Corporation directly ships aggregates products from a production location to a customer by arranging for a third party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are separately presented in the statement of earnings. Such revenues and costs for the Aggregates business were $189.8 million, $237.1 million and $221.6 million in 2009, 2008 and 2007, respectively.
Option 3:
The Corporation transports aggregates, either by rail or water, from a production location to a distribution terminal. The selling price at the distribution terminal includes the freight cost to move it there. These freight costs are included in the Aggregates business’ cost of sales and were $129.5 million, $182.8 million and $181.6 million for 2009, 2008 and 2007, respectively. Transportation costs from the distribution location to the customer are accounted for as described above in options 1 or 2, as applicable.
For analytical purposes, the Corporation eliminates the effect of freight on margins with the second option. When the third option is used, margins as a percentage of net sales are negatively affected because the customer does not typically pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer in a local market will pick up the material at the quarry and pay $6.50 per ton of aggregates. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregates that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight cost.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 60

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates shipments in 2009 was 69% by truck, 20% by rail and 11% by water (see section Analysis of Gross Margin on page 50). Management expects the combined percentage of annual rail and water shipments to grow to 35% over time.
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
Generally, the Corporation does not buy railcars, barges or ships, but instead supports its long-term distribution network with leases and contracts of affreightment for these modes of transportation. However, the limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services.
The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, the ability to negotiate favorable shipping contracts, demurrage costs, fuel costs, barge or ship availability and weather disruptions. The Corporation’s average shipping distances from the Bahamas and Nova Scotia locations are 600 miles and 1,200 miles, respectively. Due to the majority of the shipments going to Florida, the weighted-average shipping distances are approximately 30 percent less than these averages. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. The contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. If the Corporation fails to ship the minimum tonnages in a given year under the agreement, it will still be required to pay the shipping company the contractually-stated minimum amount for that year. In 2009, the Corporation incurred an expense of $2.0 million due to not shipping minimum tonnages. Similar charges are possible in 2010 if shipment volumes do not increase. These contracts of affreightment have varying expiration dates ranging from 2011 to 2017 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 61

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Internal Expansion
The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable quarrying operations. However, given the current recessionary economic environment, the Corporation has set a priority of preserving capital while maintaining safe, environmentally-sound operations. The Corporation has continued to opportunistically acquire land with long-term mineral reserves to expand its aggregates reserve base through the cyclical trough. As the Corporation returns to a more normalized operating environment, management expects to focus its capital spending program on expanding key Southeast and Southwest operations. In particular, the Corporation has a planned series of capital projects along the geological fall line in the Southeast and a large, rail-connected quarry in Texas.
In addition to expanding its reserve base, the Corporation has also acquired additional property around existing quarry locations. This property can serve as buffer property or additional mineral reserve capacity, assuming the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry allows the expansion of the quarry footprint and extension of quarry life. Some locations having limited reserves may be unable to expand.
A long-term capital focus for the Corporation, primarily in the midwestern United States due to the type of aggregates supply indigenous to this part of the country, is underground limestone aggregates mines, which provide a neighbor-friendly alternative to surface quarries. The Corporation is the largest operator of underground aggregates mines in the United States. Production costs are generally higher at underground mines than for surface quarries since the depth of the aggregates deposits and the access to the reserves result in higher development, explosives and depreciation costs. However, these locations can result in transportation advantages that can lead to value-added higher average selling prices than more distant surface quarries.
On average, the Corporation’s aggregates reserves exceed 60 years based on normalized production levels and 109 years at current production rates.
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
The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with national ambient air quality standards (NAAQS), a defined geographic area must be below the limits set for six pollutants. Environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies. They otherwise face fines or control by the EPA. Included as nonattainment areas are several major metropolitan areas in the Corporation’s markets, such as Houston/Galveston, Texas; Dallas/Fort Worth, Texas; Greensboro/Winston-Salem/High Point, North Carolina; Charlotte/Gastonia, North Carolina; Hickory/Morganton/Lenoir, North Carolina; Atlanta, Georgia; Macon, Georgia; Baton Rouge, Louisiana; Rock Hill, South Carolina; and Indianapolis, Indiana. Federal transportation funding through SAFETEA-LU is directly tied to compliance with the Clean Air Act.
The Corporation’s operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Corporation’s operations may
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 62

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
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
Carbon dioxide is released during the production of lime. Beginning in 2010, large emitters (facilities that emit 25,000 metric tons or more per year) of greenhouse gases (GHG), including carbon dioxide, will be required to report GHG generation to comply with the EPA’s Mandatory Greenhouse Gases Reporting Rule. Management believes it is likely that a tax will be enacted or operational constraints will be implemented on emissions of GHG, neither of which would be effective before 2011. However, management anticipates that any increased operating costs or taxes related to GHG emission limitations would be passed on to its customers.
The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. In January 2010, the Missouri Supreme Court declined to accept the appeal on one of the matters pending between the Corporation and the City of Greenwood, Missouri in which a jury awarded actual and exemplary damages against the Corporation and Hunt Martin Materials, LLC based on the jury’s finding that quarry customers’ trucks caused damage to a road in Greenwood. The Corporation is considering its alternatives regarding this decision. Management believes the result with regard to this legal proceeding is contrary to the evidence presented and governing legal principles, although it cannot reasonably predict the ultimate outcome of the proceeding. Accordingly, the Corporation has recorded an $11.9 million legal reserve as of December 31, 2009 (see Notes A and N to the audited consolidated financial statements on pages 13 through 18 and pages 34 and 35, respectively).
Specialty Products Segment
Through its Specialty Products segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications and dolomitic lime for use primarily in the steel industry. Chemicals products have varying uses, including flame retardants, wastewater treatment, pulp and paper production and other environmental applications. In 2009, 69% of Specialty Products’ net sales were attributable to chemicals products, 30% were attributable to lime, and 1% were attributable to stone. Net sales decreased in 2009 reflecting slowing magnesia chemicals sales and reduced dolomitic lime shipments to the steel industry, both trends consistent with declines in general industrial demand.
In 2009, approximately 70% of the lime produced was sold to third-party customers, while the remaining 30% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, approximately 40% of Specialty Products’ 2009 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry. These
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 63

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. The economic downturn has caused a significant decline in the manufacturing of steel. Management anticipates continued weakness in steel manufacturing through much of 2010, dependent upon domestic economic recovery rates.
Approximately 10% of Specialty Products’ 2009 revenues came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the U.S. dollar is used as the functional currency in foreign transactions.
Given the high fixed costs, low capacity utilization negatively affects the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability.
Approximately 93% of Specialty Products’ hourly workforce belongs to a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract with the Woodville labor union expires in June 2010, while the Manistee labor union contract expires in August 2011. Management does not expect significant difficulties in renewing these labor contracts.
Current Market Environment and Related Risks
The current market environment has negatively affected the economy and management has considered the potential impact to the Corporation’s business. Demand for aggregates products, particularly in the commercial and residential construction markets, could continue to decline if companies and consumers are unable to obtain financing for construction projects or if the economic slowdown causes further delays or cancellations of capital projects. State and federal budget issues may continue to negatively affect the funding available for infrastructure spending. Currently, several of the Corporation’s top sales states are experiencing a lack of projects being bid by departments of transportation.
While a recessionary economy can increase collectibility risks related to receivables, payment bonds posted by some of the Corporation’s customers can help mitigate the risk of uncollectible accounts. However, the Corporation has experienced a delay in payments from certain of its customers during the economic downturn. Further, recent declines in pension asset values have resulted in increased pension expense and required cash contributions to the plans. Additionally, access to the public debt markets has been inconsistent, and the Corporation may not be able to access such markets at a given time.
There is a risk of long-lived asset impairment at temporarily idled locations if the recessionary construction market continues for an extended period. The timing of increased demand will determine when these locations are reopened. During the time that locations are temporarily idled, the plant and equipment continue to be depreciated. When necessary, mobile equipment is transferred to and used at an open location. As the Corporation continues to have long-term access to the supply of aggregates reserves and useful lives of equipment are extended, the locations are not considered to be impaired during a temporary idling.
Increases in the Corporation’s estimated effective income tax rate may negatively affect the Corporation’s results of operations. A number of factors could increase the estimated effective income tax rate, including government authorities increasing taxes to fund deficits; the jurisdictions in which earnings are taxed; the resolution of issues arising from tax audits with various tax authorities; changes in the valuation of deferred tax assets and deferred tax liabilities; adjustments to estimated taxes based upon the filing of the consolidated federal and individual state income tax returns; changes in available tax credits; changes in stock-based compensation; other changes in tax laws; and the interpretation of tax laws and/or administrative practices.
Internal Control and Accounting and Reporting Risk
The Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2009. A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 64

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
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
Accounting rulemaking, which may come in the form of updates to the Accounting Standards Codification or speeches by various rule-making bodies, has become increasingly more complex and generally requires significant estimates and assumptions in its interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board and the Securities and Exchange Commission (see Accounting Changes section of Note A to the audited consolidated financial statements on page 18 and section Critical Accounting Policies and Estimates on pages 67 through 76).
For additional discussion on risks, see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009.
Outlook 2010
Management’s current view of 2010 is framed by the expectation of stability in overall aggregates demand in the Corporation’s markets. In particular, management expects volumes sold to the infrastructure construction market to increase since over 80% of ARRA infrastructure money in the Corporation’s top five states was obligated in 2009, but less than 15% was actually spent during the year. As a result, the Corporation’s customers began 2010 with a project backlog that would not exist absent ARRA funds. Management is also carefully monitoring recent Congressional actions relative to SAFETEA-LU, the federal highway bill that expired September 30, 2009 and is currently operating under a continuing resolution, and jobs creation legislation. Management believes the federal highway reauthorization, and other jobs creation legislation, will restore state-level confidence, reduce budget pressures and allow state Departments of Transportation to progress multi-year construction projects to the bid and award stage. However, management expects that the federal highway bill reauthorization will likely occur too late in the year to meaningfully affect 2010 aggregates demand. Management also expects to see a moderate increase in aggregates volume to the residential construction market, although this increase will be from a historically low base. Management also anticipates steady growth for the Corporation’s ChemRock/Rail products. These end-use markets cumulatively comprised 75% of the Corporation’s 2009 aggregates volumes, the balance of which comes from commercial, or nonresidential, construction where management expects a volume decline in 2010. While management has not seen evidence in the Corporation’s customer backlogs, the heavy industrial component of commercial construction may have an opportunity to expand in the second half of 2010 as developers take advantage of low construction costs and credit availability.
Considering all of these factors, management expects a 2% to 4% increase in overall aggregates volume in 2010; however, if the decline in commercial construction is greater than anticipated, volumes may be flat or down compared with the prior year.
Aggregates pricing for 2010 is also dependent on stability in overall aggregates demand. However, pricing increases will be more difficult to obtain due to the unprecedented decline in volume during this recession. Management expects that both product and geographic mix could disproportionately impact overall reported aggregates selling prices and, perhaps, not be wholly reflective of the underlying pricing environment. For example, new highway construction requires a broader array of aggregates products – from base stone for road foundations to clean stone for surface asphalt. While the Corporation would have better balanced inventories under this scenario, its average selling price could nonetheless be lower compared with 2009, because base stone is typically less expensive than clean stone. Management currently expects flat to 2% increased aggregates pricing in 2010; however, geographic and/or product mix, as well as competitive dynamics, could further pressure pricing.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 65

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Aggregates production cost per ton is expected to decline in 2010, driven by increased sales volume and an overall deflationary cost environment. Energy costs, primarily diesel fuel consumed by off-road mobile quarry equipment, are assumed to remain essentially flat with 2009. The Specialty Products business should continue to expand its profitability in 2010, as even modest economic recovery drives industrial demand for magnesia-based chemicals products and continued demand for environmental applications is driven by the United States’ focus on green technology and innovation.
Based on its current economic view, management expects that 2010 aggregates volume and pricing growth and a deflationary cost environment should lead to increased aggregates sales and improved gross margin and profitability. Management expects the Specialty Products segment to contribute $40 million to $42 million in pretax earnings for 2010. Selling, general and administrative expenses should be flat with 2009, excluding required payments under certain retirement plans. Interest expense should be approximately $75 million in 2010 and the Corporation’s effective tax rate should be 28% as the final phase-in of the domestic production deduction is recognized during the year. Capital expenditures are forecast at $160 million for 2010 and, as revenues grow, management expects that there will be an increased use of cash for working capital, most notably accounts receivable.
Risks To Outlook
The 2010 estimated outlook reflects management’s assessment of the likelihood of certain risk factors that will affect future performance. The most significant risk to 2010 performance will be, as previously noted, the strength of the United States economy and its impact on construction activity. The 2010 outlook is based on the expectation that the United States economy will stabilize, a federal highway bill will be reauthorized and positive economic growth will commence in the second half of the year.
Risks to the Corporation’s future performance are related to both price and volume and include a widespread decline in aggregates pricing, a greater-than-expected drop in demand as a result of the continued delays in federal ARRA and state infrastructure projects, a further delay in federal highway funding, a continued decline in commercial construction, a further decline in residential construction, or some combination thereof. Further, increased highway construction funding pressures, as a result of either federal or state issues, can affect profitability. Currently, nearly all states are experiencing state-level funding pressures driven by lower tax revenues and an inability to finance approved projects. North Carolina and Texas are among the states experiencing these pressures, and these states disproportionately affect the Corporation’s revenues and profitability.
The Corporation’s principal business serves customers in construction aggregates-related markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds posted by the Corporation’s customers can help to mitigate the risk of uncollectible receivables. The level of aggregates demand in the Corporation’s end-use markets, production levels and the management of production costs will affect the operating leverage of the Aggregates business and, therefore, profitability. Production costs in the Aggregates business are also sensitive to energy prices, both directly and indirectly. Diesel and other fuels change production costs directly through consumption or indirectly in the increased cost of energy-related consumables, namely steel, explosives, tires and conveyor belts. Changing diesel costs also affect transportation costs, primarily through fuel surcharges in the Corporation’s long-haul distribution network. The Corporation’s estimated outlook does not contemplate rapidly increasing diesel costs or sustained periods of increased diesel fuel cost during 2010.
The availability of transportation in the Corporation’s long-haul network, particularly the availability of barges on the Mississippi River system and the availability of rail cars and locomotive power to move trains, affects the Corporation’s ability to efficiently transport material into certain markets, most notably Texas, Florida and the Gulf Coast region. The Aggregates business is also subject to weather-related risks that can significantly affect production schedules and profitability. Hurricane activity in the Atlantic Ocean and Gulf Coast generally is most active during the third and fourth quarters.
In addition to the impact on commercial and residential construction, the Corporation is exposed to risk in its outlook from tightening credit markets and the availability
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 66

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
of and interest cost related to its debt. If volumes decline worse than expected, the Corporation is exposed to greater risk in its earnings, including its debt covenant, as the pressure of operating leverage increases disproportionately.
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
Impairment Review of Goodwill
Goodwill is required to be tested at least annually for impairment using a discounted cash flow model to estimate fair value. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 19% of the Corporation’s total assets at December 31, 2009, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations.
There is no goodwill associated with the Specialty Products segment. For the Aggregates business, management determined the reporting units, which represent the level at which goodwill is tested for impairment, were as follows:
•	Carolina, which includes North Carolina and South Carolina;

•	Mideast, which includes Indiana, Maryland, Ohio, Virginia and West Virginia;

•	South Central, which includes Alabama, Illinois, Kentucky, Louisiana, Mississippi, North Georgia, Tennessee and quarry operations and distribution yards along the Mississippi River system and Gulf Coast;

•	Southeast, which includes Florida, South Georgia and offshore quarry operations in the Bahamas and Nova Scotia;

•	West, which includes Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Utah, Washington and Wyoming.
The Corporation identified its reporting units as its operating segments or one level below its operating segments, referred to as components, if certain criteria were met. These criteria include the component having discrete financial information available and the information being regularly reviewed by the Corporation’s Chief Operating Decision Maker. Components within an operating segment can be combined into a reporting unit if they have similar economic characteristics. Disclosures for certain of the aforementioned reporting units are consolidated for financial reporting purposes as they meet the aggregation criteria. Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation.
Goodwill for each of the reporting units is tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents step 1 of a two-step approach. If the fair value of a reporting unit exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a step 1 failure and leads to a step 2 evaluation to determine the goodwill write off. If a step 1 failure occurs, the excess of the carrying value over the fair value does not equal the amount of the goodwill write off. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible assets, other than goodwill, similar to the purchase price allocation performed for an acquisition of a business. The remaining unallocated fair value represents the implied fair value of the goodwill. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. When performing step 2 and allocating a reporting unit’s fair value, assets having a higher fair value as compared to book value increase any possible write off of impaired goodwill.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 67

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
In 2009, the impairment evaluation was performed as of October 1, which represents the ongoing annual evaluation date. The fair values of all reporting units were recalculated using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a discount rate ranging from 10.0% to 11.0%, depending on the reporting unit, and a 3.5% terminal growth rate. The aggregate fair value was compared to the Corporation’s market capitalization plus a control premium. The market capitalization was based on the Corporation’s average closing stock price for the ten trading days nearest to the evaluation date. The fair values for each reporting unit exceeded their respective carrying values.
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
The West reporting unit is significant to the evaluation as $399 million of the Corporation’s goodwill at December 31, 2009 is attributable to this reporting unit. For the 2009 evaluation, the excess of fair value over carrying value for this reporting unit was $1.1 billion.
The Mideast and South Central reporting units have goodwill of $93 million and $78 million, respectively. The fair value exceeded the carrying value by 8% for the Mideast reporting unit and by 12% for the South Central reporting unit in 2009. The fair values of these reporting units were valued using a discount rate of 11.0%. If the discount rate was increased to 12.0%, both of these reporting units would have failed the Step 1 analysis.
Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future goodwill impairment evaluations could be negatively affected. Additionally, the total estimated fair value is impacted by the Corporation’s market capitalization. Therefore, a decrease in the Corporation’s stock price could result in lower fair values of the respective reporting units. Further, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation model for the 2010 evaluation. The potential write off of goodwill from future evaluations represents a risk to the Corporation.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 68

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Pension Expense-Selection of Assumptions
The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 27 through 31). Annual pension expense (inclusive of SERP expense) consists of several components:
•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.

•	Interest Cost, which represents the accretion cost on the liability that has been discounted to its present value.

•	Expected Return on Assets, which represents the expected investment return on pension fund assets.

•	Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2009, the unrecognized actuarial loss and unrecognized prior service cost were $122.7 million and $3.7 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $122.7 million unrecognized actuarial loss consists of approximately $83.4 million that is currently subject to amortization in 2010 and $39.3 million that is not subject to amortization in 2010. Assuming the December 31, 2009 projected benefit obligation and an average remaining service life of 8.0 years, approximately $10.4 million of amortization of the actuarial loss will be a component of 2010 annual pension expense.
These components are calculated annually to determine the pension expense that is reflected in the Corporation’s results of operations.
Management believes the selection of assumptions related to the annual pension expense is a critical accounting estimate due to the high degree of volatility in the expense dependent on selected assumptions. The key assumptions are as follows:
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
Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation used the 10th to 90th percentile of the universe of Moody’s Aa noncallable bonds in its analysis to determine the discount rate. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual pension expense.
Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense. Due to management delaying salary increases in response to the current economic environment, the actual rate of increase in compensation levels in 2009 was lower than the assumed long-term rate of increase of 5.0%.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 69

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Effective January 1, 2009, the Corporation changed investment managers to further diversify its portfolio of assets and risk of returns. The change in investment managers has increased the number of investment funds for pension assets from five to over thirty. Further, the future mix of assets is expected to include small positions in alternative investment vehicles chosen, in part, to help mitigate the volatility of plan asset returns. Management’s selection of the expected long-term rate of return on pension fund assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets. Given that these returns are long-term, there are generally not significant fluctuations in the expected rate of return from year to year. Management selected an expected return on assets assumption of 7.75% at December 31, 2009, which is consistent with the rate selected at December 31, 2008. The following table presents the expected return on pension fund assets as compared with the actual return on pension assets for 2009, 2008 and 2007:

	Expected Return	Actual Return
(in thousands)	on Pension Assets	on Pension Assets

2009[1]	$16,271	$48,169
2008[2]	$22,530	$(78,462)
2007[3]	$22,474	$11,839

[1]	Return on assets is for the period January 1, 2009 to December 31, 2009.

[2]	Return on assets is for the period December 1, 2007 to December 31, 2008.

[3]	Return on assets is for the period December 1, 2006 to November 30, 2007.
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
Assumptions are selected on December 31 to be used in the calculation of the succeeding year’s expense. For the 2009 pension expense, the assumptions selected at December 31, 2008 were as follows:

Discount rate		6.11%
Rate of increase in future compensation levels		5.00%
Expected long-term rate of return on assets		7.75%
Average remaining service period for participants	8.7	years
RP 2000 Mortality Table
Using these assumptions, the 2009 pension expense was $32.2 million. A change in the assumptions would have had the following impact on the 2009 expense:
•	A change of 25 basis points in the discount rate would have changed 2009 expense by approximately $1.5 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2009 expense by approximately $0.5 million.
For the 2010 pension expense, the assumptions selected were as follows:

Discount rate		5.90%
Rate of increase in future compensation levels		5.00%
Expected long-term rate of return on assets		7.75%
Average remaining service period for participants	8.0	years
RP 2000 Mortality Table
Using these assumptions, the 2010 pension expense is expected to be approximately $29.8 million based on current demographics and structure of the plans and inclusive of an estimated $4.2 million of settlement expense related to the SERP. Changes in the underlying assumptions would have the following estimated impact on the 2010 expected expense:
•	A change of 25 basis points in the discount rate would change the 2010 expected expense by approximately $1.8 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2010 expected expense by approximately $0.7 million.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 70

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The Corporation made pension plan contributions of $84.0 million in the five-year period ended December 31, 2009. Despite these contributions, the Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $125.9 million at December 31, 2009. The Corporation expects to make pension plan contributions in a range of $35.6 million to $40.6 million in 2010.
Estimated Effective Income Tax Rate
The Corporation uses the liability method to determine its provision for income taxes. Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of financial reporting versus tax basis differences using statutory income tax rates and management’s judgment with respect to any valuation allowances on deferred tax assets. The result is management’s estimate of the annual effective tax rate (the “ETR”).
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
Temporary differences reflect revenues or expenses that are recognized in financial reporting in one period and taxable income in a different period. Temporary differences result from differences between the financial reporting basis and tax basis of assets or liabilities and give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences occur, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense as reported in the Corporation’s consolidated statements of earnings is not changed by temporary differences. For example, accelerated methods of depreciating machinery and equipment are often used for income tax purposes as compared with the straight-line method used for financial reporting purposes. Initially, the straight-line method used for financial reporting purposes, as compared with accelerated methods for income tax purposes, will result in higher current income tax expense for financial reporting purposes, with the difference between these methods resulting in the establishment of a deferred tax liability.
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
The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories and net operating loss carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. The deferred tax assets attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 71

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
standards. The reversal of these differences depends on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2009, the Corporation had state net operating loss carryforwards of $118.9 million and related deferred tax assets of $5.3 million that have varying expiration dates. These deferred tax assets have a valuation allowance of $5.1 million, which was established based on the uncertainty of generating future taxable income in certain states during the limited period that the net operating loss carryforwards can be utilized under state statutes.
The Corporation’s estimated ETR reflects adjustments to financial reporting income for permanent differences. Permanent differences reflect revenues or expenses that are recognized in determining either financial reporting income or taxable income, but not both. Permanent differences either increase or decrease income tax expense with no offset in deferred tax liabilities. An example of a material permanent difference that affects the Corporation’s estimated ETR is tax depletion in excess of basis for mineral reserves. For income tax purposes, the depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to the limitations imposed on percentage depletion, changes in sales volumes and earnings may not proportionately affect the permanent depletion deduction included in the ETR. As a result, the Corporation may continue to claim tax depletion deductions exceeding the cost basis of the mineral reserves, whereas the depletion expense for financial reporting purposes ceases once the value of the mineral reserves is fully amortized. The continuing depletion for tax purposes is treated as a permanent difference. Another example of a permanent difference is goodwill established for financial reporting purposes from an acquisition of another company’s stock. This goodwill has no basis for income tax purposes. If the goodwill is subsequently written off as a result of divestitures or impairment losses, the financial reporting deduction is treated as a permanent difference.
Tax depletion in excess of book basis for mineral reserves is the single largest recurring permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates such as profitability by tax unit, which compound the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings. In 2009, tax depletion in excess of book basis positively affected the estimated effective income tax rate by 1,380 basis points.
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
Each quarter, management updates the estimated ETR for the current year based on events that occur during the quarter. For example, changes to forecasts of annual sales and related earnings, purchases and sales of business units and product mix subject to different percentage depletion rates are reflected in the quarterly estimate of the annual ETR. Some events may be treated as discrete events and the tax impact is fully recorded in the quarter in which the discrete event occurs. For example, the estimated ETR for the third quarter reflects the filing of the prior year federal and state income tax returns that adjust prior estimates of permanent and temporary differences and the evaluation of the deferred tax balances and the related valuation allowances. Historically, the Corporation’s adjustment of prior estimates of permanent and temporary differences has not been material to its results of operations or total tax expense.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 72

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
For 2009, an overall estimated ETR of 23.8% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect 2009 income tax expense by $1.2 million.
All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. The Corporation recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The Corporation has established reserves of $16.7 million for uncertain tax positions at December 31, 2009. The Corporation analyzes the reserves quarterly and, if necessary, adjusts based on changes in underlying facts and circumstances. Unrecognized tax benefits could change significantly during 2010 due to the settlement of unresolved issues related to the 2004 and 2005 tax years, settlement of the Internal Revenue Service audit for the 2007 tax year, and the expiration of the statute of limitations for federal examination of the 2006 tax year. The Corporation’s open tax years that are subject to examination are 2006 to 2009. Further, certain state and foreign tax jurisdictions have open tax years from 2005 to 2009.
Acquisitions – Allocation of Purchase Price
The Corporation’s Board of Directors and management regularly review strategic long-term plans, which include potential investments in value-added acquisitions of companies that engage in similar businesses, would increase the Corporation’s market share and/or are related to existing markets of the Corporation. When an acquisition is completed, the Corporation’s consolidated statement of earnings includes the operating results of the acquired business starting from the date of acquisition, which is the date that control is obtained. The purchase price is determined based on the fair value of assets given to and liabilities assumed from the seller as of the date of acquisition. The Corporation allocates the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The allocation of the purchase price is a critical accounting policy because the estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions. Further, the amounts and useful lives assigned to depreciable and amortizable assets versus amounts assigned to goodwill, which is not amortized, can significantly affect the results of operations in the period of and in periods subsequent to a business combination.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and, therefore, represents an exit price. A fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. The Corporation assigns the highest level of fair value available to assets acquired and liabilities assumed based on the following options:
•	Level 1 — Quoted prices in active markets for identical assets and liabilities

•	Level 2 — Observable inputs, other than quoted prices, for similar assets or liabilities in active markets

•	Level 3 — Unobservable inputs are used to value the asset or liability. This includes the use of valuation models.
Level 2 fair values are typically used to value acquired inventories, machinery and equipment, and land. Additionally, Level 2 fair values are typically used to value assumed contracts that are not at market rates and assumed liabilities for asset retirement obligations, environmental remediation and compliance obligations, and contingencies.
Level 3 fair values are used to value acquired mineral reserves, mineral interests, and separately-identifiable intangible assets. The fair values of mineral reserves and mineral interests are determined using an excess earnings approach, which requires management to estimate future cash flows, net of capital investments in the specific operation and contributory asset charges. The estimate of future cash flows is based on available historical information and on future expectations and assumptions deemed reasonable by management, but is inherently uncertain. Key assumptions in estimating future cash flows include sales price,
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 73

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
shipment volumes and costs. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model. The rate is selected based on the required rate of return that a hypothetical market participant would require if purchasing the acquired business combination, with an adjustment for the risk of the assets generating the projected cash flows.
The Corporation values separately-identifiable acquired intangible assets which may include, but are not limited to, noncompetition agreements, customer relationships and permits. The fair values of these assets are generally determined using a cost approach based on the estimated amount to purchase or replace the asset. Amortization periods are based on either the contractual rights or the expected useful life of the asset, if not contractually specified.
There is a measurement period after the acquisition date during which the Corporation may adjust the amounts recognized for a business combination. Any such adjustments are based on the Corporation obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. These adjustments are applied retroactively to the date of acquisition and reported retrospectively. The measurement period ends once the Corporation has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded in earnings.
During 2009, the Corporation invested $49.6 million in business combinations and allocated this amount to assets acquired and liabilities assumed.
Property, Plant and Equipment
Property, plant and equipment represent 52% of total assets at December 31, 2009 and accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.
The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more extensive drilling program that is undertaken before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 62 and 63). The amount of overburden and the quality and quantity of the aggregates material are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties and, for quality control, calculating overburden volumes and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.
Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Corporation’s objectives are to ensure that the underlying deposit meets aggregates specifications and the total reserves on site are sufficient for mining and economically recoverable. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry. The number and depth of the holes are determined by the size of the site and the complexity of the site-specific geology. Geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 74

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
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
The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 62 and 63).
Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach over the life of the proven and probable reserves.
The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. During 2009, depletion expense was $4.0 million.
The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Quarry development costs are classified as land improvements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 75

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
There is diversity within the mining industry regarding the accounting treatment used to record pre-production stripping costs. At existing quarries, new pits may be developed to access additional reserves. Some companies within the industry expense pre-production stripping costs associated with new pits within a quarry. In making its determination as to the appropriateness of capitalizing or expensing pre-production stripping costs, management reviews the facts and circumstances of each situation when additional pits are developed within an existing quarry. If the additional pit operates in a separate and distinct area of a quarry, the costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Further, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs. During 2009, the Corporation capitalized $2.5 million of quarry development costs for a new pit being created at its Three Rivers quarry in Smithland, Kentucky.
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
Standard costs are updated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes. In periods in which production costs, in particular energy costs, and/ or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 58 and 59).
Liquidity and Cash Flows
Operating Activities
The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by operations was $318.4 million in 2009, compared with $345.6 million in 2008 and $397.6 million in 2007. These cash flows were derived, substantially, from consolidated net earnings before deducting certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization were as follows:

years ended December 31
(add 000)	2009	2008	2007

Depreciation	$172,026	$163,334	$142,938
Depletion	4,024	4,644	4,489
Amortization	3,341	3,151	2,911

Total	$179,391	$171,129	$150,338

The $27.3 million decrease in cash provided by operating activities in 2009 compared with 2008 is due to lower consolidated net earnings before depreciation, depletion and amortization expense and gains and losses on divestitures and sales of assets. This was partially offset by a larger reduction in receivables due to lower sales, a slower buildup of inventories due to inventory control measures and lower cash taxes due to lower earnings.
The $51.9 million decrease in cash provided by operating activities in 2008 compared with 2007 is due to lower consolidated net earnings before depreciation, depletion and amortization expense and gains on sales of assets, and a
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 76

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
reduction in accounts payable due to the timing of payments. This was offset by a reduction in receivables due to lower sales, lower cash taxes due to lower earnings and higher benefits from bonus depreciation deductions, and lower excess tax benefits from stock-based compensation transactions due to lower intrinsic gains on stock option exercises.
Investing Activities
Net cash used for investing activities was $185.0 million in 2009, $450.8 million in 2008 and $256.0 million in 2007.
Cash used for investing activities was $265.7 million lower in 2009 compared with 2008. The decrease was primarily related to a planned reduction in spending for property, plant and equipment, which declined by $119.0 million. Additionally, amounts paid for acquisitions were $169.0 million less in 2009. The 2009 amount included $48.0 million paid for the acquisition of three quarries from CEMEX, Inc. The 2008 amount included $199.4 million related to an exchange transaction with Vulcan Materials Company.
Cash used for investing activities was $194.7 million higher in 2008 compared with 2007. The increase was due to an increase of $206.3 million paid for acquisitions, primarily related to the 2008 exchange transaction.
Capital spending by reportable segment, excluding acquisitions, was as follows for 2009, 2008 and 2007:

(add 000)	2009	2008	2007

Mideast Group	$39,636	$83,566	$91,594
Southeast Group	37,355	92,474	58,637
West Group	46,023	63,750	84,933

Total Aggregates Business	123,014	239,790	235,164
Specialty Products	10,766	9,814	10,508
Corporate	5,450	8,642	19,251

Total	$139,230	$258,246	$264,923

Spending for property, plant and equipment is expected to approximate $160 million in 2010, including the Hunt Martin Materials joint venture but exclusive of acquisitions. Proceeds from divestitures and sales of assets include the cash from the sales of surplus land and equipment and the divestitures of several Aggregates operations. These proceeds provided pretax cash of $7.8 million, $26.0 million and $21.1 million in 2009, 2008 and 2007, respectively.
Financing Activities
A total of $92.5 million and $122.9 million was provided by financing activities in 2009 and 2008, respectively. The Corporation used $153.8 million of cash for financing activities during 2007.
During 2009, the Corporation offered and sold 3.8 million shares of common stock and also issued stock under its stock-based award plans. These transactions provided $294.2 million in cash. Comparable cash provided by issuances of common stock was $3.3 million and $14.6 million in 2008 and 2007, respectively.
In 2009, the Corporation made net repayments of long-term debt of $106.0 million, which primarily reflects the repayment of $200.0 million on the Credit Agreement partially offset by borrowings under the Term Loan. In 2008, the Corporation had net borrowings of long-term debt of $220.8 million, excluding debt issuance costs, primarily related to the issuance of $300.0 million of Senior Notes and $200.0 million of borrowings under the Credit Agreement offset by the repayment of $200.0 million of Notes and $72.0 million of commercial paper borrowings. In 2007, the Corporation had net borrowings of long-term debt of $418.1 million, excluding debt issue costs, related to the issuance of $250.0 million of Senior Notes and $225.0 million of Floating Rate Senior Notes.
In 2009, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.60 per share. Total cash dividends were $71.2 million in 2009, $62.5 million in 2008 and $53.6 million in 2007.
In 2009, the Corporation purchased the remaining noncontrolling interest in a joint venture for $17.1 million.
During 2007, the Corporation repurchased shares of common stock through open market transactions pursuant to authority granted by its Board of Directors. In 2007, the Corporation repurchased 4,189,100 shares at an aggregate price of $575.2 million, of which $24.0 million was settled in January 2008.
Excess tax benefits from stock-based compensation transactions were $0.6 million in 2009, $3.4 million in 2008 and $23.3 million in 2007.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 77

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Capital Structure and Resources
Long-term debt, including current maturities, decreased to $1.250 billion at the end of 2009 from $1.355 billion at the end of 2008. During 2009, the Corporation repaid $200.0 million outstanding under the Credit Agreement. The Corporation also entered into the $100.0 million AR Credit Facility and the $130.0 million Term Loan. The Corporation’s debt at December 31, 2009 was principally in the form of publicly-issued long-term notes and debentures and $111.8 million of borrowings under the Term Loan. Borrowings under the Credit Agreement are unsecured and may be used for general corporate purposes, including to support the Corporation’s commercial paper program.
On December 23, 2009, the Corporation amended the Credit Agreement, the AR Credit Facility and the Term Loan to provide for an increased leverage covenant. As amended, the Corporation’s ratio of consolidated debt to consolidated earnings before interest expense, tax expense, and depreciation, depletion and amortization expense (“EBITDA”), as defined, for the trailing twelve months (the “Ratio”) may not exceed 3.75 to 1.00 as of the end of either fiscal quarter ended December 31, 2009 or ending March 31, 2010. Beginning with the quarter ending June 30, 2010, the ratio may not exceed 3.50 to 1.00. The calculation may exclude debt incurred in connection with an acquisition for a period of 180 days provided that the Ratio does not exceed the amended limits by 0.25 so long as the Corporation maintains specified ratings on its long-term unsecured debt. In exchange for the covenant modification, the Corporation paid an amendment fee of $0.4 million and agreed to an increased pricing grid for borrowings under the Credit Agreement.
The Ratio is calculated as total long-term debt divided by consolidated EBITDA, as defined, for the trailing twelve months. Consolidated EBITDA is generally defined as earnings before interest expense, income tax expense, and depreciation, depletion and amortization expense for continuing operations. Additionally, stock-based compensation expense is added back and interest income is deducted in the calculation of consolidated EBITDA. Certain other nonrecurring items and noncash items, if they occur, can affect the calculation of consolidated EBITDA. At December 31, 2009, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve month EBITDA was 3.19 and was calculated as follows (dollars in thousands):

Twelve-Month Period
January 1, 2009 to
December 31, 2009

Earnings from continuing operations	$86,137
Add back:
Interest expense	73,460
Income tax expense	27,271
Depreciation, depletion and amortization expense	173,971
Stock-based compensation expense	20,552
Nonrecurring, noncash accrual for legal reserve	11,900
Deduct:
Interest income	(1,367)

Consolidated EBITDA, as defined	$391,924

Consolidated debt at December 31, 2009	$1,249,611

Consolidated debt-to-consolidated EBITDA, as defined, at December 31, 2009 for trailing twelve-month EBITDA	3.19x
The legal reserve is considered an unusual, nonrecurring, noncash charge under the definition of EBITDA in the Corporation’s credit agreements. A future payment related to the legal reserve could have an impact on the Corporation’s leverage covenant under its credit agreements. In the event of a default on the leverage ratio, the lenders can terminate the Credit Agreement, the AR Credit Facility and the Term Loan and declare any outstanding balance as immediately due.
Total equity increased to $1.406 billion at December 31, 2009 from $1.067 billion at December 31, 2008. The increase was primarily due to the issuance of 3.8 million shares of common stock which provided net proceeds of $293.4 million. At December 31, 2009, the Corporation had an accumulated other comprehensive loss of $75.1 million, resulting from unrecognized actuarial losses and prior service costs related to pension and postretirement benefits, foreign currency translation gains and the unrecognized loss on terminated forward starting swap agreements. Total equity at December 31, 2009 includes $41.2 million of noncontrolling interests. At December 31, 2009, 5.0 million shares of common stock were remaining under the Corporation’s repurchase authorization. The Corporation may repurchase shares of its common stock in the open market or through private transactions at such prices and upon such terms as the Chief Executive Officer deems appropriate.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 78

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
At December 31, 2009, the Corporation had $263.6 million in cash and short-term investments that are considered cash equivalents. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowings on its available line of credit. The Corporation typically invests excess funds in money market funds or Eurodollar time deposit accounts, which are exposed to bank solvency risk and are FDIC insured up to $250,000. Funds not yet available in lockboxes generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100 million to be maintained at any one bank.
Cash on hand, along with the Corporation’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise, and allow for payment of dividends. As of December 31, 2009, the Corporation had $323 million of unused borrowing capacity under the Credit Agreement and $100 million of unused borrowing capacity under the AR Credit Facility, subject to complying with the related leverage covenant. Of the $423 million of unused borrowing capacity, $212 million, or 50%, has been committed from Wells Fargo and Wachovia under commitments entered into prior to Wells Fargo’s acquisition of Wachovia. Management does not expect any material change in this commitment prior to the expiration of the facilities. The Credit Agreement expires on June 30, 2012 and the AR Credit Facility terminates on April 20, 2012. Borrowings under the Credit Agreement are unsecured and may be used for general corporate purposes, including to support the Corporation’s commercial paper program. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions (see Section Current Market Environment and Related Risks on page 64).
The Corporation may be required to obtain financing in order to fund certain strategic acquisitions, if any such opportunities arise, or to refinance outstanding debt. Any strategic acquisition of size would require an appropriate balance of newly-issued equity with debt in order to maintain an investment grade credit rating. Furthermore, the Corporation is exposed to risk from tight credit markets, through the interest cost related to its variable rate debt, which includes its $217.5 million Floating Rate Senior Notes due in April 2010 and borrowings under its short-term credit facilities. Currently, the Corporation’s senior unsecured debt is rated BBB+ by Standard & Poor’s and Baa3 by Moody’s. The Corporation’s commercial paper obligations are rated A-2 by Standard & Poor’s and P-3 by Moody’s. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at those levels.
Contractual and Off Balance Sheet Obligations
At December 31, 2009, the Corporation’s recorded benefit obligation related to postretirement benefits totaled $51.9 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan.
The Corporation has other retirement benefits related to the SERP. At December 31, 2009, the Corporation had a total obligation of $28.6 million related to this plan.
In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs and capital lease agreements for certain machinery and equipment. For operating leases and royalty agreements, amounts due are expensed in the period incurred. Management anticipates that, in the ordinary course of business, the Corporation will enter into royalty agreements for land and mineral reserves during 2010.
As of December 31, 2009, the Corporation had $16.7 million of accruals for uncertain tax positions. Such accruals may become payable if the tax positions are not sustained upon examination by a taxing authority.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 79

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The Corporation is a minority member of a limited liability company whereby the majority member is paid preferred returns. The Corporation has the right to acquire the remaining interest of the limited liability company starting in 2010.
The Corporation has purchase commitments for property, plant and equipment, which were $11.8 million as of December 31, 2009. The Corporation also has other purchase obligations related to energy and service contracts which totaled $36.8 million as of December 31, 2009.
The Corporation’s contractual commitments as of December 31, 2009 are as follow:

(add 000)	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5 yrs.

ON BALANCE SHEET:
Long-term debt	$1,249,611	$226,119	$351,608	$960	$670,924
Postretirement benefits	51,906	3,200	7,895	8,348	32,463
SERP	28,565	15,600	2,140	1,920	8,905
Capital leases	302	302	—	—	—
Uncertain tax positions	16,722	—	16,722	—	—
Other commitments	948	64	128	128	628
OFF BALANCE SHEET:
Interest on noncallable publicly-traded long-term debt	763,433	61,297	96,674	88,350	517,112
Preferred payments to LLC majority member	1,709	707	1,002	—	—
Operating leases	344,622	65,627	95,242	73,709	110,044
Royalty agreements	70,848	7,949	14,537	9,622	38,740
Purchase commitments — capital	11,777	11,777	—	—	—
Other commitments — energy and services	36,842	19,365	17,477	—	—

Total	$2,577,285	$412,007	$603,425	$183,037	$1,378,816

Notes A, G, I, J, L and N to the audited consolidated financial statements on pages 13 through 18; 21 through 24; 24 through 26; 27 through 31; 33; and 34 and 35, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.
Contingent Liabilities and Commitments
The Corporation has entered into standby letter of credit agreements relating to certain insurance claims, utilities and property improvements. At December 31, 2009, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $10.6 million.
In the normal course of business at December 31, 2009, the Corporation was contingently liable for $129.3 million in surety bonds underwritten by Safeco Corporation, a subsidiary of Liberty Mutual Group, that guarantee its own performance and are required by certain states and municipalities and their related agencies. Certain of the bonds guarantee performance of obligations, including asset retirement requirements, that are accrued on the Corporation’s balance sheet. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits. Five of these bonds total $47.5 million, or 37% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.
Quantitative and Qualitative Disclosures about Market Risk
As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see Business Environment section on pages 50 through 67).
Management has considered the current economic environment and its potential impact to the Corporation’s business. Demand for aggregates products, particularly in the commercial and residential construction markets, could continue to decline if companies and consumers are unable to obtain financing for construction projects or if the economic recession causes delays or cancellations to capital projects. Additionally, declining tax revenues and state budget deficits have negatively affected states’ abilities to finance infrastructure construction projects.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 80

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Demand in the residential construction market is affected by interest rates. The Federal Reserve kept the federal funds rate at zero percent during 2009. The residential construction market accounted for approximately 7% of the Corporation’s aggregates product line shipments in 2009.
Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates as a result of any temporary cash investments, including money market funds and Eurodollar time deposit accounts; any outstanding variable-rate facility borrowings; Floating Rate Senior Notes; and defined benefit pension plans. Additionally, the Corporation’s earnings are affected by energy costs. The Corporation has no counterparty risk.
Variable-Rate Borrowing Facilities
The Corporation has a $325.0 million Credit Agreement which supports its commercial paper program. The Corporation also has a $100.0 million AR Credit Facility and the $130.0 million Term Loan. Borrowings under these facilities and the commercial paper program bear interest at a variable interest rate. A hypothetical 100-basis-point increase in interest rates on borrowings of $111.8 million, which is the outstanding balance at December 31, 2009, would increase interest expense by $1.1 million on an annual basis. Wells Fargo and Wachovia have collective commitments of $212.5 million under the Corporation’s short-term borrowing facilities.
Floating Rate Senior Notes
The Corporation has $217.5 million of Floating Rate Senior Notes that mature on April 30, 2010, and bear interest at a rate equal to three-month LIBOR plus 0.15%. As the Floating Rate Senior Notes bear interest at a variable rate, the Corporation has interest rate risk. The effect of a hypothetical 100-basis-point increase in interest rates on borrowings of $217.5 million would increase interest expense by $0.7 million for the four months of 2010 that the notes will be outstanding.
Pension Expense
The Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates on pages 67 through 76.
Energy Costs
Energy costs, including diesel fuel, natural gas and liquid asphalt, represent significant production costs for the Corporation. Increases in the prices of these products generally are tied to energy sector inflation. In 2009, decreases in the prices of these products positively affected earnings per diluted share by $0.50. A hypothetical 10% change in the Corporation’s energy prices in 2009 as compared with 2008, assuming constant volumes, would impact 2009 pretax earnings by approximately $13.1 million.
Aggregate Risk for Interest Rates and Energy Sector Inflation
The pension expense for 2009 was calculated based on assumptions selected at December 31, 2008. Therefore, interest rate risk in 2009 was limited to the potential effect related to the Floating Rate Senior Notes and borrowings under variable-rate facilities. The effect of a hypothetical increase in interest rates of 1% on the $217.5 million of Floating Rate Senior Notes for the four months they will be outstanding in 2010 and the $111.8 million of variable-rate borrowings for the entire year would be an increase of $1.8 million in interest expense in 2010. Additionally, a 10% change in energy costs would impact annual pretax earnings by approximately $13.1 million.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 81

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
Investors are cautioned that all statements in this annual report that relate to the future involve risks and uncertainties, and are based on assumptions that the Corporation believes in good faith are reasonable but which may be materially different from actual results. Forward-looking statements give the investor our expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only historical or current facts. They may use words such as “anticipate,” “expect,” “should be,” “believe,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of our forward-looking statements here and in other publications may turn out to be wrong.
Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this press release include, but are not limited to the performance of the United States economy; widespread decline in aggregates pricing; the level and timing of federal and state transportation funding, including federal stimulus projects and most particularly in North Carolina, one of the Corporation’s largest and most profitable states, and Georgia, Texas, Iowa and Louisiana, which when coupled with North Carolina, represented 56% of 2009 net sales of the Aggregates business; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets the Corporation serves; the severity of a continued decline in the commercial construction market, notably office and retail space, and the continued decline in residential construction; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the early onset of winter and the impact of a drought in the markets served by the Corporation; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy costs and higher volumes of rail and water shipments; weakening in the steel industry markets served by the Corporation’s dolomitic lime products; inflation and its affect on both production and interest costs; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Corporation’s tax rate; violation of the debt covenant if price and volume decline worse than expected; downward pressure on the Corporation’s common stock price and its impact on goodwill impairment evaluations; and other risk factors listed from time to time found in the Corporation’s filings with the Securities and Exchange Commission. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements.
For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 39 through 82 of the 2009 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 13 through 18 and 34 and 35, respectively, of the audited consolidated financial statements included in the 2009 Annual Report.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 82

QUARTERLY PERFORMANCE
(unaudited)
(add 000, except per share and stock prices)

									Net Earnings (Loss)
							Consolidated Net		Attributable to Martin
	Total Revenues[1]		Net Sales[1]		Gross Profit[1]		Earnings (Loss)[1]		Marietta Materials, Inc.
Quarter	2009	2008	2009	2008	2009	2008[3]	2009[4]	2008[5,6]	2009[4]	2008[5,6]

First	$374,562	$450,835	$329,843	$395,573	$48,535	$75,272	$(6,374)	$20,051	$(5,764)	$20,864
Second	465,385	596,899	410,689	525,503	111,717	139,632	40,585	65,076	38,862	63,805
Third	487,967	598,181	428,271	525,132	117,748	151,611	56,868	68,307	55,514	66,326
Fourth	374,689	470,506	327,837	413,489	59,733	104,000	(2,915)	26,316	(3,153)	25,261

Totals	$1,702,603	$2,116,421	$1,496,640	$1,859,697	$337,733	$470,515	$88,164	$179,750	$85,459	$176,256

Per Common Share
							Stock Prices
	Basic Earnings (Loss)[2]		Diluted Earnings (Loss)[2]		Dividends Paid		High	Low	High	Low
Quarter	2009[4]	2008[5,6]	2009[4]	2008[5,6]	2009	2008	2009		2008

First	$(0.14)	$0.50	$(0.14)	$0.50	$0.40	$0.345	$105.49	$67.25	$132.54	$95.02
Second	0.86	1.52	0.86	1.51	0.40	0.345	$96.70	$75.72	$125.19	$102.16
Third	1.23	1.58	1.23	1.57	0.40	0.40	$103.44	$73.78	$124.97	$90.05
Fourth	(0.07)	0.60	(0.07)	0.60	0.40	0.40	$96.87	$77.36	$110.93	$58.62

Totals	$1.92	$4.20	$1.91	$4.18	$1.60	$1.49

[1]	Amounts may not equal amounts previously reported in the Corporation’s Forms 10-Q, as amounts have been recast to reflect discontinued operations that occurred during 2009.

[2]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[3]	Gross profit in the fourth quarter of 2008 included a $3.2 million charge related to the resolution of a royalty dispute.

[4]	Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2009 were increased by $1.3 million, or $0.03 per basic and diluted share, for the decrease in insurance reserves in the ordinary course of business, and decreased by $8.0 million, or $0.18 per basic and diluted share, for the West Group legal reserve.

[5]	Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the first quarter of 2008 included the reversal of $3.4 million, or $0.08 per basic and diluted share, in tax reserves for the effective settlement of agreed upon issues from the Internal Revenue Service examination that covered the 2004 and 2005 tax years.

[6]	Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2008 were reduced by $1.9 million, or $0.05 per basic and diluted share, related to the resolution of a royalty dispute, $3.3 million, or $0.08 per basic and diluted share, for the accrual of severance and other termination costs in connection with the Corporation’s reduction in workforce and $2.0 million, or $0.05 per basic and diluted share, for the write off of certain assets related to the structural composites product line.
At February 12, 2010, there were 827 shareholders of record.
The following presents total revenues, net sales, net earnings (loss) and earnings per diluted share attributable to discontinued operations:
(add 000, except per share)

							Earnings (Loss) per
	Total Revenues[1]		Net Sales[1]		Net Earnings (Loss)[1]		Diluted Share[1,2]
Quarter	2009	2008	2009	2008	2009	2008	2009	2008

First	$540	$3,174	$540	$3,059	$43	$(221)	$—	$(0.01)
Second	671	1,953	671	1,855	414	4,198	0.01	0.10
Third	409	1,766	408	1,635	(9)	743	—	0.02
Fourth	150	1,036	150	1,036	(171)	(11)	—	—

Totals	$1,770	$7,929	$1,769	$7,585	$277	$4,709	$0.01	$0.11

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 83

FIVE YEAR SELECTED FINANCIAL DATA
(add 000, except per share)

	2009	2008	2007	2006	2005

Consolidated Operating Results
Net sales	$1,496,640	$1,859,697	$1,950,396	$1,911,164	$1,712,629
Freight and delivery revenues	205,963	256,724	238,852	259,277	243,502

Total revenues	1,702,603	2,116,421	2,189,248	2,170,441	1,956,131

Cost of sales, other costs and expenses	1,298,680	1,541,126	1,538,246	1,535,934	1,416,513
Freight and delivery costs	205,963	256,724	238,852	259,277	243,502

Cost of operations	1,504,643	1,797,850	1,777,098	1,795,211	1,660,015
Other operating expenses and (income), net	10,383	(4,815)	(18,077)	(12,640)	(16,040)

Earnings from Operations	187,577	323,386	430,227	387,870	312,156
Interest expense	73,460	74,299	60,893	40,359	42,597
Other nonoperating (income) and expenses, net	(1,145)	1,958	(7,291)	(4,980)	(6,740)

Earnings from continuing operations before taxes on income	115,262	247,129	376,625	352,491	276,299
Taxes on income	27,375	72,088	115,360	107,298	73,882

Earnings from Continuing Operations	87,887	175,041	261,265	245,193	202,417
Discontinued operations, net of taxes	277	4,709	2,074	1,987	(4,667)

Consolidated net earnings	88,164	179,750	263,339	247,180	197,750
Less: Net earnings attributable to noncontrolling interests	2,705	3,494	590	1,758	5,084

Net Earnings Attributable to Martin Marietta Materials, Inc.	$85,459	$176,256	$262,749	$245,422	$192,666

Basic Earnings (Loss) Attributable to Martin Marietta Materials, Inc. Per Common Share (See Note A):
Earnings from continuing operations available to common shareholders	$1.91	$4.09	$6.04	$5.31	$4.21
Discontinued operations available to common shareholders	0.01	0.11	0.05	0.04	(0.10)

Basic Earnings Per Common Share	$1.92	$4.20	$6.09	$5.35	$4.11

Diluted Earnings (Loss) Attributable to Martin Marietta Materials, Inc. Per Common Share (See Note A):
Earnings from continuing operations available to common shareholders	$1.90	$4.07	$5.98	$5.23	$4.16
Discontinued operations available to common shareholders	0.01	0.11	0.05	0.04	(0.10)

Diluted Earnings Per Common Share	$1.91	$4.18	$6.03	$5.27	$4.06

Cash Dividends Per Common Share	$1.60	$1.49	$1.24	$1.01	$0.86

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$60,303	$57,967	$44,285	$25,317	$14,989
Current assets – other	796,557	607,064	581,725	567,037	587,052
Property, plant and equipment, net	1,692,905	1,690,529	1,433,553	1,295,491	1,166,351
Goodwill	624,224	622,297	574,667	570,538	569,263
Other intangibles, net	12,469	13,890	9,426	10,948	18,744
Other noncurrent assets	52,825	40,755	40,149	37,090	76,917

Total Assets	$3,239,283	$3,032,502	$2,683,805	$2,506,421	$2,433,316

Current liabilities – other	$147,434	$146,109	$230,480	$189,116	$199,259
Current maturities of long-term debt and short-term facilities	226,119	202,530	276,136	125,956	863
Long-term debt	1,023,492	1,152,414	848,186	579,308	709,159
Pension, postretirement and postemployment benefits	160,354	207,830	103,518	106,413	98,714
Noncurrent deferred income taxes	195,946	174,308	160,902	159,094	149,972
Other noncurrent liabilities	79,527	82,051	72,595	45,104	51,622
Shareholders’ equity	1,365,240	1,021,704	945,991	1,253,972	1,173,685
Noncontrolling interests	41,171	45,556	45,997	47,458	50,042

Total Liabilities and Equity	$3,239,283	$3,032,502	$2,683,805	$2,506,421	$2,433,316

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 84

COMMON STOCK PERFORMANCE GRAPH
The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P 500 Materials Index.
Cumulative Total Return1

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Martin Marietta Materials, Inc.	$100.00	$144.58	$197.72	$254.67	$189.31	$177.48
S&P 500 Index	$100.00	$104.83	$121.20	$127.85	$81.12	$102.15
S&P 500 Materials Index	$100.00	$104.53	$124.07	$151.83	$83.59	$123.58

[1]	Assures that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 85