Form 10-K, Exhibit 13
period 2010-12-31
MARTIN MARIETTA MATERIALS INC
filed 2011-02-25
CIK 916076

Exhibit 13
STATEMENT OF FINANCIAL RESPONSIBILITY AND REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2010 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2010 and 2009, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2010, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.
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
Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2010.
The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

C. Howard Nye	Anne H. Lloyd
President and Chief Executive Officer	Executive Vice President,
Chief Financial Officer and Treasurer
February 25, 2011
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility and Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
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
In our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2010 and 2009, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2010, of Martin Marietta Materials, Inc., and our report dated February 25, 2011, expressed an unqualified opinion thereon.
Raleigh, North Carolina
February 25, 2011
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Martin Marietta Materials, Inc.
We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2010 and 2009, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
As discussed in Note A to the consolidated financial statements, in 2009, the Corporation changed its method of accounting for business combinations with the adoption of the guidance originally issued in Financial Accounting Standards Board (FASB) Statement No. 141(R), Business Combinations (codified in FASB Accounting Standards Codification Topic 805, Business Combinations).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011, expressed an unqualified opinion thereon.
Raleigh, North Carolina
February 25, 2011
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 8

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2010	2009	2008

Net Sales	$1,550,895	$1,496,640	$1,859,697
Freight and delivery revenues	231,962	205,963	256,724

Total revenues	1,782,857	1,702,603	2,116,421

Cost of sales	1,228,944	1,158,907	1,389,182
Freight and delivery costs	231,962	205,963	256,724

Total cost of revenues	1,460,906	1,364,870	1,645,906

Gross Profit	321,951	337,733	470,515
Selling, general and administrative expenses	133,230	139,400	151,348
Research and development	153	373	596
Other operating (income) and expenses, net	(7,786)	10,383	(4,815)

Earnings from Operations	196,354	187,577	323,386
Interest expense	68,456	73,460	74,299
Other nonoperating expenses and (income), net	202	(1,145)	1,958

Earnings from continuing operations before taxes on income	127,696	115,262	247,129
Taxes on income	29,217	27,375	72,088

Earnings from Continuing Operations	98,479	87,887	175,041
Gain on discontinued operations, net of related tax expense of $126, $192 and $5,449, respectively	185	277	4,709

Consolidated net earnings	98,664	88,164	179,750
Less: Net earnings attributable to noncontrolling interests	1,652	2,705	3,494

Net Earnings Attributable to Martin Marietta Materials, Inc.	$97,012	$85,459	$176,256

Net Earnings Attributable to Martin Marietta Materials, Inc.
Earnings from continuing operations	$96,827	$85,182	$171,547
Discontinued operations	185	277	4,709

	$97,012	$85,459	$176,256

Net Earnings Attributable to Martin Marietta Materials, Inc.
Per Common Share (See Note A)
— Basic from continuing operations available to common shareholders	$2.11	$1.91	$4.09
— Discontinued operations available to common shareholders	—	0.01	0.11

	$2.11	$1.92	$4.20

— Diluted from continuing operations available to common shareholders	$2.10	$1.90	$4.07
— Discontinued operations available to common shareholders	—	0.01	0.11

	$2.10	$1.91	$4.18

Weighted-Average Common Shares Outstanding
— Basic	45,485	44,000	41,370

— Diluted	45,659	44,190	41,617

The notes on pages 13 to 36 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 9

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2010	2009

Current Assets:
Cash and cash equivalents	$70,323	$263,591
Accounts receivable, net	183,361	162,815
Inventories, net	331,894	332,569
Current deferred income tax benefits	83,380	60,303
Other current assets	27,253	37,582

Total Current Assets	696,211	856,860

Property, plant and equipment, net	1,687,830	1,692,905
Goodwill	626,527	624,224
Other intangibles, net	17,548	12,469
Other noncurrent assets	46,627	52,825

Total Assets	$3,074,743	$3,239,283

Liabilities and Equity (add 000, except parenthetical share data)

Current Liabilities:
Bank overdraft	$2,123	$1,737
Accounts payable	60,333	52,107
Accrued salaries, benefits and payroll taxes	17,506	15,222
Pension and postretirement benefits	6,034	18,823
Accrued insurance and other taxes	23,535	24,274
Current maturities of long-term debt and short-term facilities	248,714	226,119
Other current liabilities	27,248	35,271

Total Current Liabilities	385,493	373,553

Long-term debt	782,045	1,023,492
Pension, postretirement and postemployment benefits	127,671	160,354
Noncurrent deferred income taxes	228,698	195,946
Other noncurrent liabilities	82,577	79,527

Total Liabilities	1,606,484	1,832,872

Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 45,579,000 and 45,399,000 shares outstanding at December 31, 2010 and 2009, respectively)	455	453
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	396,485	381,173
Accumulated other comprehensive loss	(53,660)	(75,084)
Retained earnings	1,082,160	1,058,698

Total Shareholders’ Equity	1,425,440	1,365,240
Noncontrolling interests	42,819	41,171

Total Equity	1,468,259	1,406,411

Total Liabilities and Equity	$3,074,743	$3,239,283

The notes on pages 13 to 36 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 10

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2010	2009	2008

Cash Flows from Operating Activities:
Consolidated net earnings	$98,664	$88,164	$179,750
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	181,537	179,391	171,129
Stock-based compensation expense	14,675	20,552	21,865
(Gains) Losses on divestitures and sales of assets	(4,492)	2,121	(25,565)
Deferred income taxes	1,708	8,685	23,848
Excess tax benefits from stock-based compensation transactions	(1,291)	(555)	(3,370)
Other items, net	4,629	(1,018)	(2,675)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(20,546)	48,521	34,242
Inventories, net	1,241	(12,525)	(25,182)
Accounts payable	8,223	(10,452)	(24,411)
Other assets and liabilities, net	(14,540)	(4,516)	(3,997)

Net Cash Provided by Operating Activities	269,808	318,368	345,634

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(135,916)	(139,230)	(258,246)
Acquisitions, net	(43,299)	(49,593)	(218,544)
Proceeds from divestitures and sales of assets	5,033	7,792	26,028
Loan to affiliate	—	(4,000)	—
Railcar construction advances	(8,997)	(8,743)	(7,286)
Repayments of railcar construction advances	8,997	8,743	7,286

Net Cash Used for Investing Activities	(174,182)	(185,031)	(450,762)

Cash Flows from Financing Activities:
Borrowings of long-term debt	200,000	330,000	297,837
Repayments of long-term debt	(419,680)	(236,006)	(205,022)
(Repayments) Borrowings on short-term facilities, net	—	(200,000)	128,000
Debt issuance costs	(80)	(2,389)	(1,105)
Termination of interest rate swaps	—	—	(11,139)
Change in bank overdraft	386	(2,940)	(1,674)
Payments on capital lease obligations	(308)	(137)	(191)
Dividends paid	(73,550)	(71,178)	(62,511)
Distributions to owners of noncontrolling interests	—	(2,562)	(3,935)
Purchase of remaining 49% interest in existing joint venture	—	(17,060)	—
Repurchases of common stock	—	—	(24,017)
Issuances of common stock	3,047	294,177	3,271
Excess tax benefits from stock-based compensation transactions	1,291	555	3,370

Net Cash (Used for) Provided by Financing Activities	(288,894)	92,460	122,884

Net (Decrease) Increase in Cash and Cash Equivalents	(193,268)	225,797	17,756
Cash and Cash Equivalents, beginning of year	263,591	37,794	20,038

Cash and Cash Equivalents, end of year	$70,323	$263,591	$37,794

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$68,135	$72,027	$75,622
Cash paid for income taxes	$19,661	$17,087	$54,827
The notes on pages 13 to 36 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 11

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

				Accumulated
	Shares of		Additional	Other		Total	Non-
	Common	Common	Paid-In	Comprehensive	Retained	Shareholders’	controlling	Total
(add 000, except per share data)	Stock	Stock	Capital	Earnings/(Loss)	Earnings	Equity	Interests	Equity
Balance at December 31, 2007	41,318	$412	$50,955	$(37,032)	$931,656	$945,991	$45,997	$991,988

Consolidated net earnings	—	—	—	—	176,256	176,256	3,494	179,750
Adjustment for funded status of pension and postretirement benefit plans, net of tax benefit of $38,543	—	—	—	(58,912)	—	(58,912)	—	(58,912)
Foreign currency translation loss	—	—	—	(3,906)	—	(3,906)	—	(3,906)
Change in fair value of forward starting interest rate swap agreements, net of tax benefit of $1,305	—	—	—	(1,994)	—	(1,994)	—	(1,994)
Consolidated comprehensive earnings						111,444	3,494	114,938

Elimination of early measurement date for pension and postretirement benefits, net of tax expense of $111	—	—	—	172	(984)	(812)	—	(812)
Dividends declared ($1.49 per common share)	—	—	—	—	(62,511)	(62,511)	—	(62,511)
Issuances of common stock for stock award plans	144	2	5,725	—	—	5,727	—	5,727
Stock-based compensation expense	—	—	21,865	—	—	21,865	—	21,865
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(3,935)	(3,935)

Balance at December 31, 2008	41,462	414	78,545	(101,672)	1,044,417	1,021,704	45,556	1,067,260

Consolidated net earnings	—	—	—	—	85,459	85,459	2,705	88,164
Adjustment for funded status of pension and postretirement benefit plans, net of tax of $15,315	—	—	—	23,409	—	23,409	(2)	23,407
Foreign currency translation gain	—	—	—	2,673	—	2,673	—	2,673
Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $331	—	—	—	506	—	506	—	506
Consolidated comprehensive earnings						112,047	2,703	114,750

Dividends declared ($1.60 per common share)	—	—	—	—	(71,178)	(71,178)	—	(71,178)
Issuances of common stock	3,778	38	293,404			293,442		293,442
Issuances of common stock for stock award plans	159	1	(3,727)	—	—	(3,726)	—	(3,726)
Stock-based compensation expense	—	—	20,552	—	—	20,552	—	20,552
Purchase of remaining 49% interest in existing joint venture	—	—	(7,601)	—	—	(7,601)	(4,526)	(12,127)
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(2,562)	(2,562)

Balance at December 31, 2009	45,399	453	381,173	(75,084)	1,058,698	1,365,240	41,171	1,406,411

Consolidated net earnings	—	—	—	—	97,012	97,012	1,652	98,664
Adjustment for funded status of pension and postretirement benefit plans, net of tax of $9,100	—	—	—	19,969	—	19,969	(4)	19,965
Foreign currency translation gain	—	—	—	912	—	912	—	912
Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $355	—	—	—	543	—	543	—	543
Consolidated comprehensive earnings						118,436	1,648	120,084

Dividends declared ($1.60 per common share)	—	—	—	—	(73,550)	(73,550)	—	(73,550)
Issuances of common stock for stock award plans	180	2	637	—	—	639	—	639
Stock-based compensation expense	—	—	14,675	—	—	14,675	—	14,675

Balance at December 31, 2010	45,579	$455	$396,485	$(53,660)	$1,082,160	$1,425,440	$42,819	$1,468,259

The notes on pages 13 to 36 are an integral part of these financial statements.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 12

NOTES TO FINANCIAL STATEMENTS
Note A: Accounting Policies
Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The Corporation’s aggregates products, which include crushed stone, sand and gravel, are used primarily for construction of highways and other infrastructure projects, and in the domestic nonresidential and residential construction industries. Aggregates products are also used in the railroad, environmental, utility and agricultural industries. These aggregates products, along with asphalt products, ready mixed concrete and road paving materials, are sold and shipped from a network of 284 quarries, distribution facilities and plants to customers in 30 states, Canada, the Bahamas and the Caribbean Islands. The Aggregates business contains the following reportable segments: Mideast Group, Southeast Group and West Group. The Mideast Group operates in Indiana, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Utah, Washington and Wyoming. The following states accounted for approximately 55% of the Aggregates business’ 2010 net sales: Texas, North Carolina, Georgia, Iowa and Louisiana.
In addition to the Aggregates business, the Corporation has a Specialty Products segment that produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.
Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets, and assumptions used in the calculation of income taxes, retirement and other postemployment benefits. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and declines in construction activity have combined to increase the uncertainty inherent in certain of these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements in the period in which the change in estimate occurs.
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
The Corporation is a minority member of a limited liability company whereby the majority member is paid a preferred annual return. The Corporation has the ability to redeem the majority member’s interest. The Corporation consolidates the limited liability company in its consolidated financial statements.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 13

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Cash and Cash Equivalents. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowing facilities. The Corporation typically invests excess funds in money market funds and Eurodollar time deposit accounts, which are exposed to bank solvency risk and are not FDIC insured. Funds not yet available in lockboxes generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100,000,000 to be maintained at any one bank.
At December 31, 2010, cash and cash equivalents were $70,323,000, of which $63,222,000 was deposited in overnight bank time deposit accounts. At December 31, 2009, cash and cash equivalents were $263,591,000, of which $255,119,000 was deposited in overnight bank time deposit accounts. The remaining cash and cash equivalents represent deposits in transit to the Corporation’s lockbox accounts and deposits held at local banks.
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
Inventories Valuation. Inventories are stated at the lower of cost or market. Cost for finished products and in process inventories is determined by the first-in, first-out method. The Corporation’s inventory allowance for finished products limits the tons reported at standard to a twelve-month period, as measured by historical sales. The Corporation also establishes an allowance for expendable parts over five years old and supplies over one year old.
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
Properties and Depreciation. Property, plant and equipment are stated at cost. The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	4 to 50 years
Machinery & Equipment	2 to 35 years
Land Improvements	3 to 30 years
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
Derivatives. From time to time, the Corporation holds derivative instruments to manage the exposure of interest rate risk on its long-term debt. When held, the Corporation records derivative instruments at fair value on its consolidated balance sheet. At December 31, 2010 and 2009, the Corporation did not hold any derivative instruments.
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
The Corporation uses the lattice valuation model to determine the fair value of stock option awards. The lattice valuation model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data. Other key assumptions used in determining the fair value of the stock options awarded in 2010, 2009 and 2008 were:

	2010	2009	2008

Risk-free interest rate	2.97%	3.31%	3.71%
Dividend yield	1.80%	1.70%	1.10%
Volatility factor	37.30%	36.90%	30.40%
Expected term	7.2 years	7.1 years	7.0 years
Based on these assumptions, the weighted-average fair value of each stock option granted was $33.95, $28.72 and $40.32 for 2010, 2009 and 2008, respectively.
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
The Corporation records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statement of earnings. At December 31, 2010, accrued interest of $327,000, net of tax benefits of $214,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet. At December 31, 2009, accrued interest of $1,709,000, net of tax benefits of $1,118,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet.
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
Consolidated Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings for the Corporation consist of consolidated net earnings; adjustments for the funded status of pension and postretirement benefit plans; foreign currency translation adjustments; and the amortization of the value of terminated forward starting interest swap agreements into interest expense.
The components of accumulated other comprehensive loss, which is included in the Corporation’s consolidated statements of total equity, consist of the following:

December 31
(add 000)	2010	2009	2008

Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits	$(54,245)	$(74,214)	$(97,623)
Foreign currency translation gains	5,929	5,017	2,344
Unamortized value of terminated forward starting interest rate swap agreements	(5,344)	(5,887)	(6,393)

Accumulated other comprehensive loss	$(53,660)	$(75,084)	$(101,672)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 16

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The components of accumulated other comprehensive loss are net of cumulative noncurrent deferred tax assets as follows:

December 31
(add 000)	2010	2009	2008

Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits	$39,501	$48,601	$63,916
Unamortized value of terminated forward starting interest rate swap agreements	3,497	3,852	4,183

Cumulative noncurrent deferred tax assets	$42,998	$52,453	$68,099

Earnings Per Common Share. The Corporation computes earnings per share (EPS) pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Corporation pays nonforfeitable dividend equivalents during the vesting period on its restricted stock awards and incentive stock awards, which results in these being considered participating securities.
The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta Materials, Inc., reduced by dividends and undistributed earnings attributable to the Corporation’s unvested restricted stock awards and incentive stock awards. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards to be issued to employees and nonemployee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements if the conversion is dilutive. The diluted per-share computations reflect a change in the number of common shares outstanding (the denominator) to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued.
The following table reconciles the numerator and denominator for basic and diluted earnings per common share:

years ended December 31
(add 000)	2010	2009	2008

Net earnings from continuing operations attributable to Martin Marietta Materials, Inc.	$96,827	$85,182	$171,547
Less: Distributed and undistributed earnings attributable to unvested awards	(993)	(1,048)	(2,394)

Basic and diluted net earnings available to common shareholders from continuing operations attributable to Martin Marietta Materials, Inc.	95,834	84,134	169,153
Basic and diluted net earnings available to common shareholders from discontinued operations	185	277	4,709

Basic and diluted net earnings available to common shareholders attributable to Martin Marietta Materials, Inc.	$96,019	$84,411	$173,862

Basic weighted-average common shares outstanding	45,485	44,000	41,370
Effect of dilutive employee and director awards	174	190	247

Diluted weighted-average common shares outstanding	45,659	44,190	41,617

Accounting Change. The Corporation accounts for all business combinations with acquisition dates on or after January 1, 2009 by recognizing the full fair value of all assets acquired, liabilities assumed and noncontrolling minority interests in acquisitions of less than a 100% controlling interest; expensing all acquisition-related transaction and restructuring costs; and recognizing contingent consideration obligations and contingent gains acquired and contingent losses assumed (see Note C).
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 17

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note B: Goodwill and Intangible Assets
The following table shows the changes in goodwill, all of which relate to the Aggregates business, by reportable segment and in total:

	Mideast	Southeast	West
years ended December 31	Group	Group	Group	Total
(add 000)	2010

Balance at beginning of period	$119,749	$105,870	$398,605	$624,224
Acquisitions	2,303	—	—	2,303

Balance at end of period	$122,052	$105,870	$398,605	$626,527

	2009

Balance at beginning of period	$118,249	$105,857	$398,191	$622,297
Acquisitions	—	—	414	414
Adjustments to purchase price allocations	1,500	13	—	1,513

Balance at end of period	$119,749	$105,870	$398,605	$624,224

Intangible assets subject to amortization consist of the following:

	Gross	Accumulated	Net
December 31	Amount	Amortization	Balance
(add 000)	2010

Noncompetition agreements	$9,850	$(7,485)	$2,365
Customer relationships	3,550	(1,347)	2,203
Use rights and other	9,105	(5,490)	3,615

Total	$22,505	$(14,322)	$8,183

	2009

Noncompetition agreements	$9,284	$(6,911)	$2,373
Customer relationships	3,550	(841)	2,709
Use rights and other	10,025	(5,403)	4,622

Total	$22,859	$(13,155)	$9,704

Intangible assets deemed to have an indefinite life and not being amortized consist of the following:

	Aggregates	Specialty
December 31	Business	Products	Total
(add 000)	2010

Use rights	$6,800	$—	$6,800
Trade name	—	2,565	2,565

Total	$6,800	$2,565	$9,365

	2009

Use rights	$200	$—	$200
Trade name	—	2,565	2,565

Total	$200	$2,565	$2,765

During 2010, the Corporation acquired $7,166,000 of other intangibles for its Aggregates business, consisting of the following:

		Weighted-average
(add 000)	Amount	amortization period

Subject to amortization:
Noncompetition agreements	$566	9.2 years

Not subject to amortization:
Use rights	6,600	N/A

Total	$7,166

During 2009, the Corporation acquired $290,000 of customer relationships for the Aggregates business, which are subject to amortization. The weighted-average amortization period for these agreements was 7.0 years.
Total amortization expense for intangible assets for the years ended December 31, 2010, 2009 and 2008 was $1,453,000, $1,711,000 and $1,886,000, respectively.
The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)

2011	$1,525
2012	1,448
2013	1,388
2014	1,383
2015	620
Thereafter	1,819

Total	$8,183

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 18

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note C: Business Combinations and Discontinued Operations
Business Combinations. The Corporation’s consolidated statements of earnings include the operating results of an acquired business starting from the date of acquisition.
During 2010, the Corporation invested $43,299,000 in business combinations and allocated this amount to assets acquired and liabilities assumed. In February 2010, the Corporation acquired an aggregates distribution facility at Port Canaveral, Florida. In October 2010, the Corporation acquired a sand and gravel business near Charlotte, North Carolina.
In June 2009, the Corporation acquired three quarry locations plus the remaining 49% interest in an existing joint venture from CEMEX, Inc. for a purchase price of $65,000,000, which represented the fair value of the assets (cash) paid to CEMEX, Inc. Of the total purchase price, the Corporation allocated $48,000,000 to the three quarry locations and $17,000,000 to the remaining interest in the existing joint venture based on the locations’ relative fair values. The $48,000,000 purchase price for the three acquired quarries has been classified as an investing activity in the Corporation’s consolidated statement of cash flows for the year ended December 31, 2009. In addition, the operating results of the acquired quarries are reported through the Corporation’s West Group in the financial statements.
The purchase of the remaining 49% interest in an existing joint venture represents an equity transaction. Accordingly, the assets and liabilities related to the noncontrolling interest continued to be valued at their basis at the transaction date; the noncontrolling interest of $4,526,000 was eliminated; additional paid-in capital was reduced by $7,601,000 for the excess of the cash paid, including transaction costs, over the noncontrolling interest at the acquisition date; and a deferred tax asset of $4,933,000 was recorded. The purchase price and the payment of transaction costs have been classified as a financing activity in the Corporation’s consolidated statement of cash flows for the year ended December 31, 2009.
In April 2008, the Corporation entered into an asset exchange plus cash transaction with Vulcan Materials Company (“Vulcan”), pursuant to which it acquired six quarry locations in Georgia and Tennessee. The Corporation also acquired a land parcel previously leased from Vulcan at the Corporation’s Three Rivers Quarry near Paducah, Kentucky. The operating results of the acquired quarries are reported through the Corporation’s Southeast Group in the financial statements. In addition to a $192,000,000 cash payment and normal closing adjustments related to working capital, the Corporation divested to Vulcan its only California quarry located in Oroville, an idle facility north of San Antonio, Texas, and land in Henderson, North Carolina, formerly leased to Vulcan.
Divestitures and Permanent Closures. Divestitures and permanent closures of underperforming operations of the Aggregates business represent discontinued operations, and, therefore, the results of their operations through the dates of disposal and any gain or loss on disposals are included in discontinued operations in the consolidated statements of earnings.
Discontinued operations included the following net sales, pretax gain or loss on operations, pretax gain on disposals, income tax expense and overall net earnings:

years ended December 31
(add 000)	2010	2009	2008

Net sales	$236	$1,769	$7,585

Pretax gain (loss) on operations	$311	$466	$(438)
Pretax gain on disposals	—	3	10,596

Pretax gain	311	469	10,158
Income tax expense	126	192	5,449

Net earnings	$185	$277	$4,709

Note D: Accounts Receivable, Net

December 31
(add 000)	2010	2009

Customer receivables	$184,857	$164,975
Other current receivables	2,082	2,462

	186,939	167,437
Less allowances	(3,578)	(4,622)

Total	$183,361	$162,815

Note E: Inventories, Net

December 31
(add 000)	2010	2009

Finished products	$358,138	$351,393
Products in process and raw materials	13,842	16,296
Supplies and expendable parts	46,958	47,554

	418,938	415,243
Less allowances	(87,044)	(82,674)

Total	$331,894	$332,569

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 19

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
In 2010, the Corporation reclassified certain of its finished products and inventory allowances and currently presents them on a gross basis. Prior-period amounts, which were previously presented on a net basis, have been recast for comparability. The reclassifications had no effect on the Corporation’s financial condition, results of operations or cash flows.
Note F: Property, Plant and Equipment, Net

December 31
(add 000)	2010	2009

Land and improvements	$594,866	$554,932
Mineral reserves and interests	351,543	334,633
Buildings	108,266	105,926
Machinery and equipment	2,420,759	2,395,270
Construction in progress	92,841	75,217

	3,568,275	3,465,978
Less allowances for depreciation, depletion and amortization	(1,880,445)	(1,773,073)

Total	$1,687,830	$1,692,905

At December 31, 2010 and 2009, the net carrying value of mineral reserves and interests was $285,729,000 and $273,183,000, respectively.
Depreciation, depletion and amortization expense related to property, plant and equipment was $178,426,000, $176,050,000 and $167,977,000 for the years ended December 31, 2010, 2009 and 2008, respectively.
Interest cost of $2,129,000, $1,010,000 and $3,692,000 was capitalized during 2010, 2009 and 2008, respectively.
At December 31, 2010 and 2009, $73,883,000 and $75,372,000, respectively, of the Aggregate business’s net fixed assets were located in foreign countries, namely the Bahamas and Canada.
Note G: Long-Term Debt

December 31
(add 000)	2010	2009

6.875% Notes, due 2011	$242,129	$242,092
6.6% Senior Notes, due 2018	298,288	298,111
7% Debentures, due 2025	124,393	124,371
6.25% Senior Notes, due 2037	247,882	247,851
Floating Rate Senior Notes, due 2010, interest rate of 0.43% at December 31, 2009	—	217,502
Term Loan, due 2012, interest rate of 3.29% at December 31, 2010 and 3.25% at December 31, 2009	111,750	111,750
Other notes	6,317	7,934

Total	1,030,759	1,249,611
Less current maturities	(248,714)	(226,119)

Long-term debt	$782,045	$1,023,492

In 2010, the Corporation repaid $217,590,000 of Floating Rate Senior Notes through the use of cash.
The Corporation’s 6.6% Senior Notes due 2018 and 6.25% Senior Notes due 2037 (collectively, the “Senior Notes”) are senior unsecured obligations of the Corporation, ranking equal in right of payment with the Corporation’s existing and future unsubordinated indebtedness. Upon a change of control repurchase event and a below investment grade credit rating, the Corporation will be required to make an offer to repurchase all outstanding Senior Notes at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the purchase date.
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
In April 2009, the Corporation entered into a $130,000,000 unsecured term loan (the “Term Loan”) syndicated with a group of banks as follows:

Commitment
Lender	(add 000)

SunTrust Bank	$35,000
Northern Trust Company	25,000
Branch Banking and Trust Company	25,000
Regions Bank	20,000
Bank of America, N.A.	15,000
Comerica Bank	10,000

Total	$130,000

The Term Loan bears interest, at the Corporation’s option, at rates based upon LIBOR or a base rate, plus, for each rate, basis points related to a pricing grid. The base rate is defined as the highest of (i) the bank’s prime lending rate, (ii) the Federal Funds rate plus 0.5% and (iii) LIBOR plus 1%. At December 31, 2010, the interest rate on the Term
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 20

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Loan was based on 3-month LIBOR plus 300 basis points, or 3.29%. At December 31, 2010 and 2009, the outstanding balance on the Term Loan was $111,750,000. The Term Loan requires quarterly principal payments of $3,250,000 beginning September 20, 2011, with the remaining outstanding principal due in full on June 6, 2012.
The Corporation’s $100,000,000 three-year secured accounts receivable credit facility (the “AR Credit Facility”) with Wells Fargo Bank, N.A. (“Wells Fargo”) provides for borrowings, on a revolving basis, of up to 90% of the Corporation’s eligible accounts receivable less than 90 days old and bears interest at a rate equal to the one-month LIBOR plus 2.75%. Under the AR Credit Facility, which terminates on April 20, 2012, borrowings and settlements are made bi-weekly between the Corporation and Wells Fargo. Upon the terms and subject to the conditions in the AR Credit Facility, Wells Fargo may determine which receivables are eligible receivables, may determine the amount it will advance on such receivables, and may require the Corporation to repay advances made on receivables and thereby repay amounts outstanding under the AR Credit Facility. Wells Fargo also has the right to require the Corporation to repurchase receivables that remain outstanding 90 days past their invoice date. The Corporation continues to be responsible for the servicing and administration of the receivables purchased. The Corporation carries the receivables and any outstanding borrowings on its consolidated balance sheet. The Corporation had no outstanding borrowings under its AR Credit Facility at December 31, 2010 and 2009.
The Corporation’s $325,000,000 five-year revolving credit agreement (the “Credit Agreement”), which expires on June 30, 2012, is syndicated with a group of domestic commercial banks as follows:

Commitment
Lender	(add 000)

Wells Fargo Bank, N.A.	$112,450
JP Morgan Chase Bank, N.A.	61,100
Bank of America, N.A.	56,225
Branch Banking and Trust Company	56,225
Citibank, N.A.	29,000
Northern Trust Company	10,000

Total	$325,000

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
The Corporation’s Credit Agreement, Term Loan and AR Credit Facility are subject to a leverage ratio covenant. The covenant requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve months (the “Ratio”) to not exceed 3.50 to 1.00 as of the end of any fiscal quarter. The covenant requires the inclusion of debt guaranteed by the Corporation in the Ratio calculation. Furthermore, the covenant allows the Corporation to exclude debt incurred in connection with acquisitions from the Ratio for a period of 180 days so long as the Corporation maintains specified ratings on its long-term unsecured debt and the Ratio calculated without such exclusion does not exceed the ratio plus 0.25. Certain other nonrecurring noncash items, if they occur, can also be excluded from the Ratio. The Corporation was in compliance with the Ratio at December 31, 2010.
Available borrowings under the Credit Agreement are reduced by any outstanding letters of credit issued by the Corporation under the Credit Agreement. At December 31, 2010 and 2009, the Corporation had $1,963,000 and $1,650,000, respectively, of outstanding letters of credit issued under the Credit Agreement. The Corporation pays an annual loan commitment fee to the bank group. No borrowings were outstanding under the Credit Agreement at December 31, 2010 and 2009.
The Credit Agreement supports a $325,000,000 commercial paper program to the extent commercial paper is available to the Corporation. No borrowings were outstanding under the commercial paper program at December 31, 2010 or 2009.
The Corporation has a $10,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2010 or 2009.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 21

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The Corporation’s long-term debt maturities for the five years following December 31, 2010, and thereafter are:

(add 000)

2011	$248,714
2012	109,432
2013	1,181
2014	229
2015	207
Thereafter	670,996

Total	$1,030,759

The Corporation unwound two forward starting interest rate swap agreements with a total notional amount of $150,000,000 (the “Swap Agreements”) in April 2008. The Corporation made a cash payment of $11,139,000, which represented the fair value of the Swap Agreements on the date of termination. The accumulated other comprehensive loss, net of tax, at the date of termination is being recognized in earnings over the life of the 6.6% Senior Notes. For the years ended December 31, 2010 and 2009, the Corporation recognized $898,000 and $837,000, respectively, as additional interest expense. The ongoing amortization of the terminated value of the Swap Agreements will increase annual interest expense by approximately $1,000,000 until the maturity of the 6.6% Senior Notes in 2018. The accumulated other comprehensive loss related to the Swap Agreements was $5,344,000, net of cumulative noncurrent deferred tax assets of $3,497,000, at December 31, 2010. The accumulated other comprehensive loss related to the Swap Agreements was $5,887,000, net of cumulative noncurrent deferred tax assets of $3,852,000, at December 31, 2009.
Note H: Financial Instruments
The Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft, publicly registered long-term notes and debentures and other long-term debt.
Temporary cash investments are placed primarily in money market funds and Eurodollar time deposits with the following financial institutions: Bank of America, N.A., Branch Banking and Trust Company, JP Morgan Chase Bank, N.A., Regions Financial Corporation and Wells Fargo Bank, N.A.. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.
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
At December 31, 2010 and 2009, the estimated fair value of the Corporation’s publicly registered long-term notes and debentures was approximately $933,637,000 and $1,125,384,000, respectively, compared with a carrying amount of $912,692,000 and $1,129,927,000, respectively, on the consolidated balance sheet. The fair values of this long-term debt were estimated based on quoted market prices. The estimated fair values of other borrowings of $118,067,000 and $119,684,000 at December 31, 2010 and 2009, respectively, approximate its carrying amounts.
The carrying values and fair values of the Corporation’s financial instruments are as follows:

December 31	2010
(add 000)	Carrying Value	Fair Value

Cash and cash equivalents	$70,323	$70,323
Accounts receivable, net	$183,361	$183,361
Notes receivable, net	$10,866	$10,866
Bank overdraft	$2,123	$2,123
Long-term debt	$1,030,759	$1,051,704

	2009
	Carrying Value	Fair Value

Cash and cash equivalents	$263,591	$263,591
Accounts receivable, net	$162,815	$162,815
Notes receivable, net	$13,415	$13,415
Bank overdraft	$1,737	$1,737
Long-term debt	$1,249,611	$1,245,068
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

years ended December 31
(add 000)	2010	2009	2008

Federal income taxes:
Current	$9,146	$17,029	$31,904
Deferred	14,779	5,150	34,829

Total federal income taxes	23,925	22,179	66,733

State income taxes:
Current	1,680	3,897	3,641
Deferred	3,429	1,079	4,482

Total state income taxes	5,109	4,976	8,123

Foreign income taxes:
Current	(260)	528	(2,915)
Deferred	443	(308)	147

Total foreign income taxes	183	220	(2,768)

Total taxes on income	$29,217	$27,375	$72,088

For the years ended December 31, 2010, 2009 and 2008, income tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $1,291,000, $555,000 and $3,370,000, respectively.
The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2010	2009	2008

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(13.7)	(13.8)	(7.6)
State income taxes	2.6	2.8	1.6
Other items	(1.0)	(0.2)	0.2

Effective income tax rate	22.9%	23.8%	29.2%

For income tax purposes, the statutory depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, changes in sales volumes and earnings may not proportionately affect the Corporation’s effective income tax rate on continuing operations.
On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law. Among other things, the PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy. Employers that receive the Medicare Part D subsidy recognize the deferred tax effects of the reduced deductibility of the postretirement prescription drug coverage in continuing operations in the period of enactment. The effects of changes in tax law are recognized as discrete events in the period of enactment. Accordingly, the overall effective income tax rate for the year ended December 31, 2010 includes the effect to the Corporation of the PPACA.
The principal components of the Corporation’s deferred tax assets and liabilities are as follows:

	Deferred
December 31	Assets (Liabilities)
(add 000)	2010	2009

Deferred tax assets related to:
Employee benefits	$44,517	$56,840
Inventories	59,612	28,023
Valuation and other reserves	8,636	12,781
Net operating loss carryforwards	6,970	5,341

Gross deferred tax assets	119,735	102,985
Valuation allowance on deferred tax assets	(7,119)	(5,050)

Total net deferred tax assets	112,616	97,935

Deferred tax liabilities related to:
Property, plant and equipment	(235,674)	(230,890)
Goodwill and other intangibles	(61,318)	(53,467)
Other items, net	(3,940)	(1,674)

Total deferred tax liabilities	(300,932)	(286,031)

Net deferred tax liability	$(188,316)	$(188,096)

Additionally, the Corporation had a net deferred tax asset of $42,998,000 and $52,453,000 for certain items recorded in accumulated other comprehensive loss at December 31, 2010 and 2009, respectively.
The Corporation’s deferred tax assets and (liabilities) are recognized on the consolidated balance sheets as follows:

December 31
(add 000)	2010	2009

Current deferred income tax benefits	$83,380	$60,303
Noncurrent deferred income taxes	(228,698)	(195,946)

Net deferred income taxes	$(145,318)	$(135,643)

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
The Corporation had net operating loss carryforwards and tax credit carryforwards of $130,702,000 and $123,261,000 at December 31, 2010 and 2009, respectively. These carryforwards have various expiration dates. At December 31, 2010 and 2009, respectively, the deferred tax assets associated with these carryforwards were $10,044,000 and $8,816,000, for which valuation allowances of $7,119,000 and $5,050,000, respectively, were recorded.
The Corporation provides deferred taxes, as required, on the undistributed net earnings of all non-U.S. subsidiaries for which the indefinite reversal criterion has not been met. The Corporation had a deferred tax liability of $52,000 and $100,000 at December 31, 2010 and 2009, respectively, related to its wholly-owned Bahamas subsidiary. The Corporation expects to reinvest permanently the earnings from its wholly-owned Canadian subsidiary and accordingly, has not provided deferred taxes on the subsidiary’s undistributed net earnings.
The Corporation’s unrecognized tax benefits are recorded in other current and other noncurrent liabilities, as appropriate, on the consolidated balance sheets. The following table summarizes the Corporation’s unrecognized tax benefits, excluding interest and correlative effects:

years ended December 31
(add 000)	2010	2009	2008

Unrecognized tax benefits at beginning of year	$16,722	$15,482	$31,421
Gross increases – tax positions in prior years	19,619	2,072	21,661
Gross decreases – tax positions in prior years	(3,258)	(1,694)	(39,317)
Gross increases – tax positions in current year	6,462	6,312	9,165
Gross decreases – tax positions in current year	(5,135)	(5,393)	(5,693)
Settlements with taxing authorities	(12,573)	(57)	(1,755)
Lapse of statute of limitations	(10,826)	—	—

Unrecognized tax benefits at end of year	$11,011	$16,722	$15,482

At December 31, 2010 and 2009, unrecognized tax benefits of $4,892,000 and $9,709,000, respectively, net of federal tax benefits and related to interest accruals and permanent income tax differences, would have favorably affected the Corporation’s effective income tax rate if recognized.
The Corporation’s open tax years that are subject to federal examination are 2007 through 2010. The Corporation does not anticipate that its unrecognized tax benefits will significantly change during the twelve months ending December 31, 2011.
Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover any uncertain tax positions reviewed during any audit by taxing authorities. For the year ended December 31, 2010, $5,571,000, or $0.12 per diluted share, was reversed into income upon the effective settlement of issues related to the 2004 and 2005 tax years, the effective settlement of the Internal Revenue Service audit for the 2007 tax year and the expiration of the statute of limitations for federal examination of the 2006 tax year. For the year ended December 31, 2008, $3,368,000, or $0.08 per diluted share, was reversed into income upon the effective settlement of agreed upon issues from the Internal Revenue Service examination that covered the 2004 and 2005 tax years.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 24

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The American Jobs Creation Act of 2004 (the “Act”) created a new tax deduction related to income from domestic (i.e., United States) production activities. This provision, when fully phased in, permits a deduction equal to 9 percent of a company’s Qualified Production Activities Income (“QPAI”) or its taxable income, whichever is lower. The deduction is further limited to the lower of 50% of the W-2 wages attributable to domestic production activities paid by the Corporation during the year. QPAI includes, among other things, income from domestic manufacture, production, growth or extraction of tangible personal property. The deduction was equal to 6 percent for 2008 and 2009 and reached the full 9 percent deduction in 2010. The production deduction benefit of the legislation reduced income tax expense and increased net earnings by $1,696,000, or $0.04 per diluted share, in 2010, $611,000, or $0.01 per diluted share, in 2009 and $2,766,000, or $0.07 per diluted share, in 2008.
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
The measurement date for the Corporation’s defined benefit plans, postretirement benefit plans and postemployment benefit plans is December 31.
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
The Corporation sponsors a Supplemental Excess Retirement Plan (“SERP”) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump-sum payment of vested benefits. When these benefits payments exceed the sum of the service and interest costs for the SERP during a year, the Corporation recognizes a pro-rata portion of the SERP’s unrecognized actuarial loss as settlement expense.
The net periodic retirement benefit cost of defined benefit plans included the following components:

years ended December 31
(add 000)	2010	2009	2008

Components of net periodic benefit cost:
Service cost	$11,056	$11,169	$11,482
Interest cost	22,588	22,282	21,623
Expected return on assets	(21,041)	(16,271)	(22,530)
Amortization of:
Prior service cost	583	655	686
Actuarial loss	9,986	14,379	4,287
Transition asset	(1)	(1)	(1)
Settlement charge	3,455	—	2,850

Net periodic benefit cost	$26,626	$32,213	$18,397

The Corporation recognized the following amounts in comprehensive earnings:

years ended December 31
(add 000)	2010	2009	2008

Actuarial (gain) loss	$(10,915)	$(29,864)	$104,151
Amortization of:
Prior service cost	(583)	(655)	(744)
Actuarial loss	(9,986)	(14,379)	(4,643)
Transition asset	1	1	1
Settlement charge	(3,455)	—	(2,850)

Total	$(24,938)	$(44,897)	$95,915

Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2010		2009
(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service cost	$3,089	$1,868	$3,674	$2,222
Actuarial loss	98,359	59,458	122,715	74,182
Transition asset	(11)	(7)	(14)	(8)

Total	$101,437	$61,319	$126,375	$76,396

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 25

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2011 are $7,465,000 (net of a deferred tax asset of $2,952,000), $534,000 (net of a deferred tax asset of $211,000) and $1,000, respectively, and are included in accumulated other comprehensive loss at December 31, 2010.
The defined benefit plans’ change in projected benefit obligation, change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2010	2009

Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$392,737	$370,930
Service cost	11,056	11,169
Interest cost	22,588	22,282
Actuarial loss	2,017	2,031
Gross benefits paid	(29,760)	(13,675)

Net projected benefit obligation at end of year	$398,638	$392,737

years ended December 31
(add 000)	2010	2009

Change in plan assets:
Fair value of plan assets at beginning of year	$266,846	$207,789
Actual return on plan assets, net	33,973	48,169
Employer contributions	40,629	24,563
Gross benefits paid	(29,760)	(13,675)

Fair value of plan assets at end of year	$311,688	$266,846

December 31
(add 000)	2010	2009

Funded status of the plan at end of year	$(86,950)	$(125,891)

Accrued benefit cost	$(86,950)	$(125,891)

December 31
(add 000)	2010	2009

Amounts recognized on consolidated balance sheets consist of:
Current liability	$(1,934)	$(15,623)
Noncurrent liability	(85,016)	(110,268)

Net amount recognized at end of year	$(86,950)	$(125,891)

The accumulated benefit obligation for all defined benefit pension plans was $366,701,000 and $357,565,000 at December 31, 2010 and 2009, respectively.
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $397,985,000, $366,234,000 and $311,061,000, respectively, at December 31, 2010 and $392,147,000, $357,159,000 and $266,265,000, respectively, at December 31, 2009.
Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2010	2009

Discount rate	5.84%	5.90%
Rate of increase in future compensation levels	5.00%	5.00%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are:

	2010	2009	2008

Discount rate	5.90%	6.11%	6.09%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	7.75%	7.75%	8.00%
The Corporation’s expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.
At December 31, 2010 and 2009, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the pension plans.
The target allocation for 2010 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets
	2010	December 31
	Target
Asset Class	Allocation	2010	2009

Equity securities	53%	54%	57%
Debt securities	42%	41%	43%
Hedge funds	5%	4%	—
Cash	—	1%	—

Total	100%	100%	100%

The Corporation’s investment strategy is for approximately 75% of the equity securities to be invested in mid-sized to large capitalization funds with the remaining to be invested in small capitalization, emerging markets and international funds. Debt securities, or fixed income investments, are
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 26

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
invested in funds with the objective of exceeding the return of the Barclays Capital Aggregate Bond Index. The Corporation expects to allocate an additional 5% of its fixed income investment portfolio to alternative investments in 2011.
The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
December 31	(Level 1)	(Level 2)	(Level 3)	Value
(add 000)		2010

Equity securities:
Mid-sized to large cap	$—	$121,596	$—	$121,596
International and emerging growth funds	—	47,285	—	47,285
Debt securities:
Core fixed income	—	113,355	—	113,355
High-yield bonds	—	15,322	—	15,322
Hedge funds	—	—	13,453	13,453
Cash	677	—	—	677

Total	$677	$297,558	$13,453	$311,688

		2009

Equity securities:
Mid-sized to large cap	$—	$108,099	$—	$108,099
International and emerging growth funds	—	45,165	—	45,165
Debt securities:
Core fixed income	—	100,167	—	100,167
High-yield bonds	—	13,201	—	13,201
Cash	214	—	—	214

Total	$214	$266,632	$—	$266,846

The change in the fair value of pension plan assets valued using significant unobservable inputs (Level 3) is as follows:

year ended December 31
(add 000)	2010

Balance at January 1	$—
Purchases	13,000
Unrealized gain	453

Balance at December 31	$13,453

In 2010 and 2009, the Corporation made pension contributions and SERP payments of $40,629,000 and $24,563,000, respectively. The Corporation currently estimates that it will contribute $34,500,000 to its pension and SERP plans in 2011.
The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)

2011	$18,180
2012	$19,576
2013	$21,085
2014	$22,634
2015	$24,366
Years 2016 - 2020	$143,943
Postretirement Benefits. The net periodic postretirement benefit cost of postretirement plans included the following components:

years ended December 31
(add 000)	2010	2009	2008

Components of net periodic benefit cost:
Service cost	$548	$558	$582
Interest cost	2,754	2,919	2,773
Amortization of:
Prior service credit	(1,740)	(1,489)	(1,490)
Actuarial loss (gain)	13	—	(70)

Total net periodic benefit cost	$1,575	$1,988	$1,795

The Corporation recognized the following amounts in comprehensive earnings:

years ended December 31
(add 000)	2010	2009	2008

Actuarial (gain) loss	$(4,133)	$4,699	$(435)
Prior service credit	(1,722)	—	—
Amortization of:
Prior service credit	1,740	1,489	1,614
Actuarial (loss) gain	(13)	—	75

Total	$(4,128)	$6,188	$1,254

Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2010		2009
(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service credit	$(8,196)	$(4,954)	$(8,214)	$(4,964)
Actuarial loss	589	356	4,735	2,863

Total	$(7,607)	$(4,598)	$(3,479)	$(2,101)

The actuarial gain expected to be recognized in net periodic benefit cost during 2011 is $1,740,000 (net of a deferred tax liability of $688,000) and is included in accumulated other comprehensive loss at December 31, 2010.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 27

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The postretirement health care plans’ change in benefit obligation, change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2010	2009

Change in benefit obligation:
Net benefit obligation at beginning of year	$51,906	$47,074
Service cost	548	558
Interest cost	2,754	2,919
Participants’ contributions	1,919	1,508
Actuarial (gain) loss	(4,133)	4,699
Plan amendments	(1,722)	—
Gross benefits paid	(6,523)	(5,302)
Federal subsidy on benefits paid	461	450

Net benefit obligation at end of year	$45,210	$51,906

years ended December 31
(add 000)	2010	2009

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	4,143	3,344
Participants’ contributions	1,919	1,508
Gross benefits paid	(6,523)	(5,302)
Federal subsidy on benefits paid	461	450

Fair value of plan assets at end of year	$—	$—

years ended December 31
(add 000)	2010	2009

Funded status of the plan at end of year	$(45,210)	$(51,906)

Accrued benefit cost	$(45,210)	$(51,906)

December 31
(add 000)	2010	2009

Amounts recognized on consolidated balance sheets consist of:
Current liability	$(4,100)	$(3,200)
Noncurrent liability	(41,110)	(48,706)

Net amount recognized at end of year	$(45,210)	$(51,906)

In accordance with the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Corporation receives a subsidy from the federal government as the Corporation sponsors prescription drug benefits to retirees that are “actuarially equivalent” to the Medicare benefit. The Corporation’s postretirement health care plans’ benefit obligation reflects the effect of the federal subsidy.
Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2010	2009

Discount rate	5.57%	5.60%
Weighted-average assumptions used to determine net postretirement benefit cost for the years ended December 31 are:

	2010	2009	2008

Discount rate	5.60%	6.03%	5.96%
At December 31, 2010 and 2009, the Corporation used the RP 2000 Mortality Table to estimate the remaining lives of participants in the postretirement plans.
Assumed health care cost trend rates at December 31 are:

	2010	2009

Health care cost trend rate assumed for next year	8.0%	8.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2017	2016
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)

Total service and interest cost components	$87	$(75)
Postretirement benefit obligation	$1,650	$(1,427)
The Corporation’s estimate of its contributions to its postretirement health care plans in 2011 is $4,100,000.
The expected gross benefit payments and expected federal subsidy to be received for each of the next five years and the five-year period thereafter are as follows:

	Gross Benefit	Expected
(add 000)	Payments	Federal Subsidy

2011	$4,100	$586
2012	$4,383	$657
2013	$4,645	$738
2014	$4,857	$820
2015	$4,984	$912
Years 2016 - 2020	$24,577	$6,278
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 28

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Defined Contribution Plans. The Corporation maintains two defined contribution plans that cover substantially all employees. These plans, qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $5,074,000 in 2010, $5,012,000 in 2009 and $5,553,000 in 2008.
Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,545,000 and $1,380,000 at December 31, 2010 and 2009, respectively.
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
Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. The Corporation granted 50,058 employee stock options during 2010. Options granted in years subsequent to 2004 become exercisable in four annual installments beginning one year after date of grant and expire eight years from such date. Options granted prior to January 1, 2005 become exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date.
Prior to 2009, nonemployee directors received 3,000 non-qualified stock options annually. These options have an exercise price equal to the market value at the date of grant, vest immediately and expire ten years from the grant date.
The following table includes summary information for stock options as of December 31, 2010:

		Weighted-	Weighted-Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)

Outstanding at January 1, 2010	1,178,622	$84.99
Granted	50,058	$95.27
Exercised	(83,842)	$43.36
Terminated	(1,553)	$88.34

Outstanding at December 31, 2010	1,143,285	$88.49	4.4

Exercisable at December 31, 2010	846,633	$83.20	3.9

The weighted-average grant-date exercise price of options granted during 2010, 2009 and 2008 was $95.27, $79.79 and $117.77, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2010, 2009 and 2008 were $3,978,000, $889,000 and $5,524,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2010 were $4,289,000 and $7,653,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2010, which was $92.24.
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
The following table summarizes information for incentive stock awards and restricted stock awards as of December 31, 2010:

	Incentive Stock		Restricted Stock
		Weighted-		Weighted-
		Average		Average
	Number of	Grant-Date	Number of	Grant-Date
	Awards	Fair Value	Awards	Fair Value

January 1, 2010	39,271	$99.89	451,272	$104.07
Awarded	12,757	$79.78	54,679	$91.33
Distributed	(23,319)	$114.28	(112,583)	$86.41
Forfeited	(17)	$123.28	(3,148)	$118.07

December 31, 2010	28,692	$79.24	390,220	$107.27

The weighted-average grant-date fair value of incentive compensation awards granted during 2010, 2009 and 2008 was $79.78, $81.75 and $123.28, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2010, 2009 and 2008 was $91.33, $80.29 and $118.82, respectively.
The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2010 were $828,000 and $35,994,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2010, which was $92.24. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2010, 2009 and 2008 were $0, $0 and $147,000, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2010, 2009 and 2008 were $10,031,000, $14,888,000 and $7,138,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution.
At December 31, 2010, there are approximately 627,000 awards available for grant under the Plans.
In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2010, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.
Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 17,804, 18,072 and 5,790 shares of the Corporation’s common stock under this plan during 2010, 2009 and 2008, respectively.
The following table summarizes stock-based compensation expense for the years ended December 31, 2010, 2009 and 2008, unrecognized compensation cost for nonvested awards at December 31, 2010 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

		Incentive
		Restricted
(add 000,	Stock	Stock	Compensation	Directors’
except year data)	Options	Awards	Awards	Awards	Total

Stock-based compensation expense recognized for years ended December 31:
2010	$3,406	$10,368	$261	$640	$14,675
2009	$5,828	$13,722	$406	$596	$20,552
2008	$7,830	$12,982	$439	$614	$21,865

Unrecognized compensation cost at December 31, 2010:
	$2,760	$10,098	$208	$269	$13,335

Weighted-average period over which unrecognized compensation cost to be recognized:
	1.7 years	2.0 years	1.5 years	—
For the years ended December 31, 2010, 2009 and 2008, the Corporation recognized a tax benefit related to stock-based compensation expense of $5,804,000, $8,128,000 and $8,648,000, respectively.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 30

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2010:

(add 000)

2011	$8,013
2012	3,720
2013	1,308
2014	294

Total	$13,335

Stock-based compensation expense is included in selling, general and administrative expenses in the Corporation’s consolidated statements of earnings.
Note L: Leases
Total lease expense for operating leases was $47,830,000, $51,738,000 and $65,097,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $37,474,000, $34,563,000 and $42,065,000 for the years ended December 31, 2010, 2009 and 2008, respectively.
Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2010 are as follows:

(add 000)

2011	$79,378
2012	57,920
2013	52,702
2014	44,698
2015	40,857
Thereafter	117,100

Total	$392,655

Of the total future minimum commitments, $154,076,000 relates to the Corporation’s contracts of affreightment.
Note M: Shareholders’ Equity
The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2010, approximately 2,560,000 common shares were reserved for issuance under stock-based plans. At December 31, 2010 and 2009, there were 775 and 843, respectively, shareholders of record.
Pursuant to authority granted by its Board of Directors, the Corporation can repurchase common stock through open purchases. The Corporation did not repurchase any shares of common stock during the years ended December 31, 2010, 2009 or 2008. However, $24,017,000 in cash was used during January 2008 to settle common stock repurchases made as of December 31, 2007. At December 31, 2010, 5,041,900 shares of common stock were remaining under the Corporation’s repurchase authorization.
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
On November 18, 2009, the Corporation entered into a distribution agreement with Wells Fargo Securities Inc. (“Wells Fargo Securities”). Under the distribution agreement, the Corporation could offer and sell up to 1,948,635 shares of its common stock having an aggregate offering price of up to $62,298,000 from time to time through Wells Fargo Securities, as distribution agent. The Corporation sold 726,200 shares of its common stock at an average price of $85.78 per share, resulting in gross proceeds to the Corporation of $62,297,000. The aggregate net proceeds from such sales were $60,899,000 after deducting related expenses, including $1,246,000 in gross sales commissions paid to Wells Fargo Securities. The distribution agreement expired by its own terms on December 31, 2009.
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
Note N: Commitments and Contingencies
Legal and Administrative Proceedings. The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management and counsel, it is unlikely that the outcome of any litigation and other proceedings, including those pertaining to environmental matters (see Note A), relating to the Corporation and its subsidiaries, will have a material adverse effect on the results of the Corporation’s operations, its cash flows or its financial position.
During the year ended December 31, 2010, the Corporation settled legal proceedings relating to its Greenwood, Missouri, operation for approximately $7,000,000 in cash. In connection with the settlement, the Corporation reversed the excess of the legal reserve established as of December 31, 2009, thereby increasing 2010 net earnings by $2,751,000, or $0.06 per diluted share (see Note O).
Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its aggregates mining process. The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2010, 2009 and 2008 were $3,689,000, $4,019,000 and $4,520,000, respectively, and are included in other operating income and expenses, net, in the consolidated statements of earnings.
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
The following shows the changes in the asset retirement obligations:

years ended December 31
(add 000)	2010	2009

Balance at January 1	$38,779	$39,440
Accretion expense	2,464	2,349
Liabilities incurred	495	1,249
Liabilities settled	(392)	(1,272)
Revisions in estimated cash flows	(267)	(2,987)

Balance at December 31	$41,079	$38,779

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
Insurance Reserves. The Corporation has insurance coverage for workers’ compensation, automobile liability, marine liability and general liability claims with deductibles ranging from $250,000 to $3,000,000. The Corporation is also selfinsured for health claims. At December 31, 2010 and 2009, reserves of $24,666,000 and $23,725,000, respectively, were recorded for all such insurance claims. During 2010, the Corporation increased its accrual for casualty claims by $1,500,000 based on changes in the estimated ultimate cost of claims for prior policy years. This change in estimate decreased 2010 net earnings by $907,000, or $0.02 per diluted share. During 2009, the Corporation decreased its accrual for casualty claims by $2,167,000 based on changes in the estimated ultimate cost of claims for prior policy years. This change in estimate increased 2009 net earnings by $1,310,000, or $0.03 per diluted share.
Letters of Credit. In the normal course of business, the Corporation provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, utilities and property improvements. At December 31, 2010, the Corporation was contingently liable for $10,863,000 in letters of credit, of which $1,963,000 were issued under the Corporation’s Credit Agreement. Certain of these underlying obligations are accrued on the Corporation’s balance sheet.
Surety Bonds. In the normal course of business, at December 31, 2010, the Corporation was contingently liable for $118,459,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. Certain of these underlying obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s balance sheet. Three of these bonds total $45,682,000, or 39% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance company, Safeco Corporation, a subsidiary of Liberty Mutual Group, against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.
Guarantee of Affiliate. On July 14, 2010, the Corporation entered into a reimbursement and indemnification agreement with Fifth Third Bank (“Fifth Third”), pursuant to which Fifth Third issued a letter of credit for the repayment of amounts borrowed by an affiliate under a $20,000,000 two-year revolving line of credit provided by Fifth Third and the Corporation agreed to reimburse Fifth Third for any amounts funded under the letter of credit. Additionally, on July 13, 2010, the Corporation provided Bank of America, N.A. with a guarantee of $12,400,000 of payment obligations of the Corporation’s affiliate under certain equipment lease agreements. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from either the reimbursement and indemnification agreement or the guarantee agreement. The Corporation holds a subordinate lien of the affiliate’s assets as collateral for potential payments under the reimbursement and indemnification agreement. As of December 31, 2010, no payments have been made under the gaurantee arrangements.
Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $24,434,000 as of December 31, 2010. The Corporation also had other purchase obligations related to energy and service contracts of $17,821,000 as of December 31, 2010.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 33

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
The Corporation’s contractual purchase commitments as of December 31, 2010 are as follows:

(add 000)

2011	$41,492
2012	763

Total	$42,255

Employees. The Corporation had approximately 4,500 employees at December 31, 2010. Approximately 14% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. One of the Corporation’s labor union contracts expires in August 2011.
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
The following tables display selected financial data for the Corporation’s reportable business segments:

Selected Financial Data by Business Segment years ended December 31 (add 000)
Total revenues	2010	2009	2008

Mideast Group	$485,423	$467,012	$618,562
Southeast Group	413,054	424,105	548,867
West Group	691,200	651,575	762,159

Total Aggregates Business	1,589,677	1,542,692	1,929,588
Specialty Products	193,180	159,911	186,833

Total	$1,782,857	$1,702,603	$2,116,421

Net sales

Mideast Group	$450,048	$438,469	$578,366
Southeast Group	329,345	350,123	447,890
West Group	595,156	564,329	666,252

Total Aggregates Business	1,374,549	1,352,921	1,692,508
Specialty Products	176,346	143,719	167,189

Total	$1,550,895	$1,496,640	$1,859,697

Gross profit

Mideast Group	$133,129	$138,978	$219,588
Southeast Group	22,584	45,635	76,842
West Group	108,847	111,166	136,413

Total Aggregates Business	264,560	295,779	432,843
Specialty Products	61,685	45,584	41,831
Corporate	(4,294)	(3,630)	(4,159)

Total	$321,951	$337,733	$470,515

Selling, general and administrative expenses

Mideast Group	$41,710	$44,200	$45,109
Southeast Group	25,720	26,915	26,069
West Group	42,862	41,983	44,479

Total Aggregates Business	110,292	113,098	115,657
Specialty Products	11,046	9,446	9,989
Corporate	11,892	16,856	25,702

Total	$133,230	$139,400	$151,348

Earnings (Loss) from operations

Mideast Group	$93,899	$95,083	$187,165
Southeast Group	(3,164)	20,498	48,086
West Group	75,827	61,440	95,799

Total Aggregates Business	166,562	177,021	331,050
Specialty Products	50,578	35,734	28,136
Corporate	(20,786)	(25,178)	(35,800)

Total	$196,354	$187,577	$323,386

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page 34

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
years ended December 31
(add 000)

Assets employed	2010	2009	2008

Mideast Group	$800,888	$803,438	$831,139
Southeast Group	802,139	783,343	801,776
West Group	1,098,367	1,081,565	1,060,206

Total Aggregates Business	2,701,394	2,668,346	2,693,121
Specialty Products	102,103	102,405	103,949
Corporate	271,246	468,532	235,432

Total	$3,074,743	$3,239,283	$3,032,502

Depreciation, depletion and amortization

Mideast Group	$54,943	$56,138	$55,173
Southeast Group	52,203	48,954	41,196
West Group	56,705	55,176	52,913

Total Aggregates Business	163,851	160,268	149,282
Specialty Products	8,385	7,518	8,052
Corporate	9,301	11,605	13,795

Total	$181,537	$179,391	$171,129

Total property additions

Mideast Group	$50,869	$39,761	$107,217
Southeast Group	54,138	37,355	262,104
West Group	58,819	92,156	63,750

Total Aggregates Business	163,826	169,272	433,071
Specialty Products	6,431	10,766	11,814
Corporate	1,823	5,450	8,642

Total	$172,080	$185,488	$453,527

Property additions through acquisitions

Mideast Group	$12,912	$—	$12,021
Southeast Group	20,902	—	169,630
West Group	—	46,133	—

Total Aggregates Business	33,814	46,133	181,651
Specialty Products	—	—	2,000
Corporate	—	—	—

Total	$33,814	$46,133	$183,651

Property additions for the Mideast Group in 2010, 2009 and 2008 also include $1,900,000, $125,000 and $11,630,000, respectively, of land acquired through non-cash transactions. Property additions for the Southeast Group in 2010 include $450,000 of land acquired through noncash transactions.
The asphalt, ready mixed concrete, road paving and other product lines are considered internal customers of the core aggregates business. Product lines for the Specialty Products segment consist of magnesia-based chemicals, dolomitic lime and other. Total revenues and net sales by product line are as follows:

years ended December 31 (add 000)
Total revenues	2010	2009	2008

Aggregates	$1,480,485	$1,426,362	$1,808,726
Asphalt	51,662	59,861	54,036
Ready Mixed Concrete	25,067	26,311	36,981
Road Paving	17,775	13,483	14,184
Other	14,688	16,675	15,661

Total Aggregates Business	1,589,677	1,542,692	1,929,588

Magnesia-Based Chemicals	132,890	109,685	131,464
Dolomitic Lime	60,137	48,571	51,406
Other	153	1,655	3,963

Specialty Products	193,180	159,911	186,833

Total	$1,782,857	$1,702,603	$2,116,421

years ended December 31 (add 000)
Net sales	2010	2009	2008

Aggregates	$1,289,083	$1,262,894	$1,594,512
Asphalt	38,524	45,164	46,340
Ready Mixed Concrete	25,031	26,265	36,937
Road Paving	17,775	13,483	14,184
Other	4,136	5,115	535

Total Aggregates Business	1,374,549	1,352,921	1,692,508

Magnesia-Based Chemicals	120,475	98,643	116,128
Dolomitic Lime	55,719	43,421	47,098
Other	152	1,655	3,963

Specialty Products	176,346	143,719	167,189

Total	$1,550,895	$1,496,640	$1,859,697

Domestic and foreign total revenues are as follows:

years ended December 31
(add 000)	2010	2009	2008

Domestic	$1,748,766	$1,666,606	$2,067,331
Foreign	34,091	35,997	49,090

Total	$1,782,857	$1,702,603	$2,116,421

Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page 35

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Note P: Supplemental Cash Flow Information
The components of the change in other assets and liabilities, net, are as follows:

years ended December 31
(add 000)	2010	2009	2008

Other current and noncurrent assets	$3,245	$(8,194)	$(2,963)
Accrued salaries, benefits and payroll taxes	(1,415)	(9,137)	(3,292)
Accrued insurance and other taxes	(739)	855	(1,704)
Accrued income taxes	10,890	2,414	14,341
Accrued pension, postretirement and postemployment benefits	(22,257)	6,339	306
Other current and noncurrent liabilities	(4,264)	3,207	(10,685)

Change in other assets and liabilities	$(14,540)	$(4,516)	$(3,997)

Noncash investing and financing activities are as follows:

years ended December 31
(add 000)	2010	2009	2008

Noncash investing and financing activities:
Acquisition of land through property exchange	$1,900	$—	$—
Issuance of notes payable for acquisition of land	$450	$125	$11,500
Note receivable issued in connection with divestiture and sale of assets	$—	$1,675	$300
Acquisition of land through settlement of notes receivable	$—	$—	$130
Note Q: Other Operating Income and Expenses, Net
In January 2010, the Missouri Supreme Court declined to accept the appeal on a matter pending between the Corporation and the City of Greenwood, Missouri. The Corporation recorded an $11,900,000 legal reserve for the West Group as of December 31, 2009. This noncash charge, which was included in other operating income and expenses, net, in the consolidated statement of earnings for the year ended December 31, 2009, decreased net earnings for 2009 by $8,000,000, or $0.18 per diluted share.
In June 2010, the Corporation settled legal proceedings relating to its Greenwood, Missouri, operation for approximately $7,000,000 in cash. In connection with the settlement, the Corporation reversed the excess of the legal reserve established as of December 31, 2009, thereby increasing net earnings for 2010 by $2,751,000, or $0.06 per diluted share.
During the fourth quarter of 2008, the Corporation terminated certain employees as part of a reduction in workforce designed to control its cost structure. Based on the terms of the severance arrangements, the Corporation accrued $5,400,000 of severance and other termination benefits at the communication date, which was included in other operating income and expenses, net, in the consolidated statement of earnings for the year ended December 31, 2008. During the years ended December 31, 2010 and 2009, the Corporation paid $849,000 and $3,243,000, respectively, in accordance with the terms of the severance agreements. No further payments are required under the terms of the severance agreements subsequent to December 31, 2010.
During 2008, the Corporation wrote off $1,678,000 of machinery and equipment and $1,632,000 of prepaid royalties related to its structural composites product line of the Specialty Products segment as the assets had no future use to the Corporation. The total write off, which was included in other operating income and expenses, net, in the consolidated statement of earnings for the year ended December 31, 2008, decreased net earnings for 2008 by $2,001,000, or $0.05 per diluted share.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page 36

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS
INTRODUCTORY OVERVIEW
Martin Marietta Materials, Inc., (the “Corporation”) is the nation’s second largest producer of construction aggregates. The Aggregates business includes the following reportable segments, operating locations and primary product lines:

AGGREGATES BUSINESS
	Mideast	Southeast	West
Reportable Segments	Group	Group	Group

Operating Locations	Indiana, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia	Alabama, Florida, Georgia, Illinois, Kentucky, Louisiana, Mississippi, Tennessee, Nova Scotia and the Bahamas	Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Utah, Washington and Wyoming

Primary Product Lines	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel), asphalt, ready mixed concrete and road paving

Primary Types of Aggregates Locations	Quarries and Distribution Yards	Quarries and Distribution Yards	Quarries and Distribution Yards

Primary Modes of Transportation for Aggregates Product Line	Truck and Rail	Truck, Water and Rail	Truck and Rail
The Corporation’s Specialty Products segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime used in the steel industry.
The overall areas of focus for the Corporation include the following:
•	Maximize long-term shareholder return by pursuing sound growth and earnings objectives;

•	Conduct business in compliance with applicable laws, rules, regulations and the highest ethical standards;

•	Provide a safe and healthy workplace for the Corporation’s employees; and

•	Reflect all aspects of good citizenship by being responsible neighbors.
Notable items regarding the Corporation’s 2010 operating results, cash flows and operations include:
Operating Results:
•	Earnings per diluted share of $2.10

•	Return on shareholders’ equity of 7.0% in 2010

•	Heritage aggregates product line volume increase of 5.3% and pricing decrease of 3.4%

•	Record financial results by the Specialty Products segment, which provided earnings from operations of $50.6 million

•	Energy expense increased $25.5 million, which reduced earnings per diluted share by $0.34

•	Effective management of controllable costs as evidenced by selling, general and administrative expenses decreasing $6.2 million in 2010 compared with 2009, despite absorbing $3.5 million of costs related to the payment of certain retirement benefits
Cash Flows:
•	Ratio of consolidated debt-to-consolidated EBITDA, as defined in the Corporation’s $325 million credit agreement (the “Credit Agreement”), as amended, of 2.73 times for the trailing twelve months ended December 31, 2010, in compliance with the limit of 3.50 times

•	Repayment of $217.6 million of Floating Rate Senior Notes through use of cash

•	Cash dividends of $73.6 million, representing $1.60 per common share

•	Capital expenditures of $135.9 million focused on preserving capital while maintaining safe, environmentally-sound operations, along with a continuing investment in land with long-term mineral reserves to serve high-growth markets; investment includes new aggregates import facility at the Corporation’s Port Manatee distribution yard on Florida’s west coast

•	Investment of $43.3 million for acquisitions
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 37

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Operations:
•	Record employee safety performance as measured by lost-time incidence rates

•	Successful integration of the acquisitions of (i) an aggregates distribution facility in Port Canaveral, Florida that serves the greater Orlando market and (ii) a sand and gravel business in South Carolina that serves the Charlotte, North Carolina region as well as certain South Carolina markets

•	Continued maximization of transportation and materials options created by the Corporation’s long-haul distribution network
In 2011, the operating plan is targeted to track consistently with the prior year as the Corporation continues to manage the business through this trough period of the construction cycle. Risks that are typical for the aggregates industry and the Corporation specifically become more pronounced during a protracted recession. In 2011, management intends to emphasize, among other things, the following financial and operational initiatives:
Financial:
•	Preserving cash, maintaining liquidity and keeping the Corporation’s financial position strong

•	Increasing the Corporation’s incremental operating margin toward its targeted goal of an average of 60% over the course of a recovery in the business cycle

•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business

•	Returning cash to shareholders through sustainable dividends
Operational:
•	Continuing to focus on the Corporation’s safety performance

•	Maintaining a focus on cost containment and operational efficiencies

•	Investing in value-added growth initiatives and successfully integrating them with the Corporation’s heritage operations

•	Using best practices and information technology to drive improved cost performance

•	Effectively serving high-growth markets, particularly in the Southeast and Southwest

•	Continuing to build a competitive advantage from the Corporation’s long-haul distribution network

•	Continuing the strong performance and operating results of the Specialty Products segment
Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.
Aggregates Economic Considerations
The construction aggregates industry is a mature and cyclical business dependent on activity within the construction marketplace. In 2010, the Corporation’s aggregates shipments increased 5.4% over 2009 levels, which marked the first year of volume growth in five years. Prior to 2010, the recent economic recession had resulted in unprecedented reductions in aggregates shipments, as evidenced by United States aggregates consumption declining by almost 40% from peak volumes in 2006. Aggregates shipments have also been negatively affected as states continue to balance their construction spending against uncertainty related to long-term federal highway funding and budget shortfalls caused by decreasing tax revenues.
The principal end-users in the aggregates industry are in public infrastructure (e.g., highways, bridges, schools and prisons); nonresidential construction (e.g., manufacturing and distribution facilities; energy projects, including natural gas drilling; office buildings; large retailers and wholesalers; and malls); and residential construction (housing and subdivisions). Aggregates products are also used in the railroad, environmental, utility and agricultural industries. Ballast is an aggregates product used to line trackbeds of railroads and, increasingly, concrete rail ties are being used as a substitute for wooden ties. High-calcium limestone is used as a supplement in animal feed, as a soil acidity neutralizer and agricultural growth enhancer, and also as a filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade high-calcium limestone is used as a desulfurization material in utility plants. Limestone can also be used to absorb moisture and dry up areas around building foundations. Stone is used as a stabilizing material to control erosion at ocean beaches, inlets, rivers and streams.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 38

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
As discussed further under the section Aggregates Industry and Corporation Trends on pages 48 through 50, end-user markets respond to changing economic conditions in different ways. Public infrastructure construction is ordinarily more stable than nonresidential and residential construction due to funding from federal, state and local governments, with approximately half from the federal government and the other half from state and local governments. The Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”) was the federal highway legislation that provided funding of $286.4 billion over the six-year period ended September 30, 2009. While a multi-year successor federal highway bill has not been approved, the provisions of SAFETEA-LU have been extended under continuing resolutions through March 4, 2011. The lack of a long-term federal highway bill, the overall weakness in the United States economy and the lower-than-expected impact of the American Recovery and Reinvestment Act of 2009 (“ARRA” or “Stimulus”) have negatively affected infrastructure spending. However, the Corporation’s shipments to the infrastructure construction market increased 4% in 2010, which supports management’s view that the transportation component of state budgets in the Corporation’s core states enjoys a greater relative stability that will continue to be beneficial in 2011. Overall, the infrastructure construction market accounted for approximately 55% of the Corporation’s 2010 aggregates shipments.
While Stimulus provided approximately $30 billion of additional funding for highways, bridges and airports to be spent through 2012, the lack of shovel-ready projects and the substitution of Stimulus funds for other projects has both delayed and limited its impact on the aggregates industry. Stimulus spending in four of the Aggregates business’ top seven sales-generating states lags the national average. Further, management is disappointed that other components of Stimulus, including federal spending for rail transportation, public transit and the Army Corps of Engineers, have not provided the expected increase in construction activity. Management estimates that approximately 30% of Stimulus funds for highways, bridges and airports will be spent in 2011 in the Corporation’s critical states.
Nonresidential and residential construction levels are interest rate-sensitive and typically move in a direct correlation with economic cycles. The Corporation’s shipments to the nonresidential construction market, which accounted for approximately 26% of the Corporation’s 2010 aggregates shipments, increased 8% in 2010. The growth was driven by shipments to the energy sector to support natural gas drilling and exploration projects at the Haynesville, Barnett and Eagle Ford Shale deposits in East Texas, South Texas, Southwest Arkansas and Northeast Louisiana. Other components of the nonresidential construction market remained weak in 2010 and were negatively affected by continued weakness in the residential construction market. Specifically, the commercial component of nonresidential construction generally follows the residential construction market with a 12-to-18-month lag. Management anticipates this component of the nonresidential end-use market to experience modest volume recovery in 2011.
The Corporation’s shipments to the residential construction market increased 5% in 2010. While the Federal Reserve kept the federal funds rate at zero percent throughout the year, overall weakness in the U.S. economy and reduced consumer lending by banks limited the impact of the low rate. Additionally, the excess supply of developed lots stifled new housing starts. The residential construction market accounted for approximately 7% of the Corporation’s aggregates shipments in 2010. Looking ahead, management expects modest improvement in the residential construction market in 2011. However, housing starts are not expected to achieve a normalized annual level, estimated at 1.5 million starts nationally, until 2013.
Shipments of chemical rock (comprised primarily of material used for agricultural lime and flue gas desulfurization) and ballast product sales (collectively, referred to as “ChemRock/ Rail”) increased 5% in 2010, primarily due to increased railroad industry demand. Three of the Corporation’s top ten customers in 2010 were railroads. Management expects the Corporation’s ChemRock/Rail shipments to be relatively flat in 2011 compared with 2010.
In 2010, the Corporation shipped 130.0 million tons of aggregates to customers in 30 states, Canada, the Bahamas and the Caribbean Islands from 269 quarries and distribution yards. While the Corporation’s aggregates
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 39

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
operations cover a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five sales-generating states — Texas, North Carolina, Georgia, Iowa and Louisiana — accounted for approximately 55% of its 2010 net sales by state of destination, while the top ten sales-generating states accounted for approximately 75% of its 2010 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.
Aggregates Industry Considerations
Since the construction aggregates business is conducted outdoors, erratic weather patterns, seasonal changes, precipitation and other weather-related conditions, such as snowstorms, droughts or hurricanes, significantly affect production schedules, shipments and profitability of the aggregates industry. The financial results for the first quarter are generally significantly lower than the financial results of the other quarters due to winter weather.

ESTIMATED POPULATION MOVEMENT
Top 10 Revenue-		Rank in Estimated
Generating States of	Population Rank	Change in Population	Estimated Rank in
Aggregates Business	in 2000	From 2000 to 2030	Population in 2030

Texas	2	4	2
North Carolina	11	7	7
Georgia	10	8	8
Iowa	30	48	34
Louisiana	22	41	26
South Carolina	26	19	23
Florida	4	3	3
Indiana	14	31	18
Arkansas	33	21	32
Nebraska	38	42	38
Source: United States Census Bureau
While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is locating suitable deposits that can be economically mined at locations that qualify for regulatory permits and are in close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This objective is becoming more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering enhanced regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; land acquisition around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; underground mine development; and enhancing a competitive advantage with its long-haul distribution network. This long-haul network moves aggregates materials from domestic and offshore sources, via rail and water, to markets where aggregates supply is limited. The movement of aggregates materials through long-haul networks introduces risks to operating results as discussed more fully under the sections Analysis of Gross Margin and Transportation Exposure on pages 47 and 48 and pages 58 through 60, respectively.
During the late 1990’s and through the early 2000’s, the aggregates industry experienced significant consolidation, and the Corporation actively participated in that industry consolidation. During this period, large, often public, companies acquired small-to-medium-sized businesses, primarily private
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 40

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
companies. Thereafter, this consolidation trend slowed as the number of suitable small-to-midsized acquisition targets in high-growth markets declined. In the mid 2000’s at the apex of the most recent business cycle, large public companies acquired other large public companies and paid peak multiples of peak EBITDA (earnings before interest expense, income tax expense, and depreciation and amortization expense), often stretching their financial capacity beyond investment-grade limits. The Corporation was not an active acquirer during this period, as management deemed the values of potential acquisitions to be significantly below the sellers’ expectations. Management anticipates the number of acquisition opportunities, including larger private, family-owned businesses, to increase as a result of the protracted recession. The Corporation will pursue acquisitions that fit its strategic objectives.
Aggregates Financial Considerations
The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 56 through 58. Further, operating results and financial performance are sensitive to shipment volume and sales price changes.
In 2010, the average selling price for the heritage aggregates product line decreased 3.4%. The decline is primarily attributable to changes in mix — both product and geographic — as well as competitive pressures. In addition, higher-priced projects bid in more stable economic periods are nearing completion and being replaced by projects bid during a more challenging time.
The production of construction-related aggregates also requires the use of diesel fuel. Therefore, fluctuations in diesel fuel pricing directly affect operating results. During 2010, energy costs increased $25.5 million compared with 2009; higher diesel fuel cost was the primary component. The Corporation does not hedge its diesel fuel price risk, but instead focuses on volume-related price reductions, fuel efficiency, consumption and the natural hedge typically created by the ability to increase aggregates prices.
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
Other Business Considerations
The Corporation, through its Specialty Products segment, also produces dolomitic lime and magnesia-based chemicals. Net sales for the segment increased 23% in 2010, reflecting the strength of the steel industry and strong demand in the chemicals product line. The dolomitic lime business, 31% of Specialty Products’ 2010 net sales, is dependent on the highly-cyclical steel industry and operating results are affected by changes in that industry. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.
A significant portion of costs related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. The Corporation has entered into fixed- price supply contracts for coal and natural gas to help mitigate this risk.
Cash Flow Considerations
The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. During 2010, the Corporation repaid $218 million of Floating Rate Senior Notes using cash. The Corporation also invested $136 million in capital expenditures, invested $43 million in acquisitions, paid $74 million in dividends and made contributions of $41 million to its pension plans.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 41

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Cash on hand, $70 million at December 31, 2010, along with the Corporation’s projected internal cash flows and its available financing resources, including access to debt and equity markets, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, satisfy noncancelable agreements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise, and allow for payment of dividends. At December 31, 2010, the Corporation had unused borrowing capacity of $323 million under the Credit Agreement and $100 million under the Corporation’s Accounts Receivable Credit Facility (the “AR Credit Facility”), subject to complying with a leverage covenant based on its debt-to-EBITDA ratio. Of the $423 million of unused borrowing capacity, $212 million, or 50%, has been committed from Wells Fargo Bank, N.A., (“Wells Fargo”).
The Corporation is in the process of renegotiating its short-term credit facilities. Management expects to close on a new, multi-year credit facility during the quarter ending March 31, 2011 that would replace the Credit Agreement and the Corporation’s unsecured term loan (the “Term Loan”), which has $112 million outstanding at December 31, 2010. The new credit facility is expected to have the same financial covenant as the current short-term credit facilities and also provide adequate liquidity to refinance the $242 million maturity of Notes in April 2011. The Corporation also expects to renegotiate or replace the $100 million AR Credit Facility during the first quarter of 2011.
The Corporation’s ability to borrow funds or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. The current credit environment has limited the Corporation’s ability to issue borrowings under its commercial paper program. As of December 31, 2010, the Corporation had principal indebtedness of $1.03 billion and future minimum lease and mineral and other royalty commitments for all noncancelable agreements of $393 million. The Corporation’s ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting its consolidated operations, many of which are beyond the Corporation’s control. If the Corporation is unable to generate sufficient cash flow from operations in the future to satisfy its financial obligations, it may be required, among other things to seek additional financing in the debt or equity markets; to refinance or restructure all or a portion of its indebtedness; to further reduce or delay planned capital or operating expenditures; and/or to suspend or reduce the amount of the cash dividend to shareholders.
An increase in leverage could lead to deterioration in the Corporation’s credit ratings. A reduction in its credit ratings, regardless of the cause, could also limit the Corporation’s ability to obtain additional financing and/or increase its cost of obtaining financing.
FINANCIAL OVERVIEW
Highlights of 2010 Financial Performance
•	Earnings per diluted share of $2.10 compared with 2009 earnings of $1.91 per diluted share

•	Net sales of $1.551 billion, a 3.6% increase compared with net sales of $1.497 billion in 2009

•	Heritage aggregates product line volume increase of 5.3% and pricing decrease of 3.4%
Results of Operations
The discussion and analysis that follows reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 6 through 36. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates business generated 89% of net sales and the majority of operating earnings during 2010. The following comparative analysis and discussion should be read within that context. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and are not intended to be indicative of management’s judgment of materiality.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 42

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The Corporation’s consolidated operating results and operating results as a percentage of net sales are as follows:

years ended December 31		% of		% of		% of
(add 000, except for % of net sales)	2010	Net Sales	2009	Net Sales	2008	Net Sales

Net sales	$1,550,895	100.0%	$1,496,640	100.0%	$1,859,697	100.0%
Freight and delivery revenues	231,962		205,963		256,724

Total revenues	1,782,857		1,702,603		2,116,421

Cost of sales	1,228,944	79.2	1,158,907	77.4	1,389,182	74.7
Freight and delivery costs	231,962		205,963		256,724

Total cost of revenues	1,460,906		1,364,870		1,645,906

Gross profit	321,951	20.8	337,733	22.6	470,515	25.3
Selling, general and administrative expenses	133,230	8.6	139,400	9.3	151,348	8.1
Research and development	153	0.0	373	0.0	596	0.0
Other operating (income) and expenses, net	(7,786)	(0.5)	10,383	0.8	(4,815)	(0.2)

Earnings from operations	196,354	12.7	187,577	12.5	323,386	17.4
Interest expense	68,456	4.4	73,460	4.9	74,299	4.0
Other nonoperating expenses and (income), net	202	0.1	(1,145)	(0.1)	1,958	0.1

Earnings from continuing operations before taxes on income	127,696	8.2	115,262	7.7	247,129	13.3
Taxes on income	29,217	1.9	27,375	1.8	72,088	3.9

Earnings from continuing operations	98,479	6.3	87,887	5.9	175,041	9.4
Gain on discontinued operations, net of taxes	185	0.1	277	0.0	4,709	0.3

Consolidated net earnings	98,664	6.4	88,164	5.9	179,750	9.7
Less: Net earnings attributable to noncontrolling interests	1,652	0.1	2,705	0.2	3,494	0.2

Net Earnings Attributable to Martin Marietta Materials, Inc.	$97,012	6.3	$85,459	5.7	$176,256	9.5

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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 43

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Gross Margin in Accordance with GAAP

(add 000, except for margin %)	2010	2009	2008

Gross profit	$321,951	$337,733	$470,515

Total revenues	$1,782,857	$1,702,603	$2,116,421

Gross margin	18.1%	19.8%	22.2%

Gross Margin Excluding Freight and Delivery Revenues

(add 000, except for margin %)	2010	2009	2008

Gross profit	$321,951	$337,733	$470,515

Total revenues	$1,782,857	$1,702,603	$2,116,421
Less: Freight and delivery revenues	(231,962)	(205,963)	(256,724)

Net sales	$1,550,895	$1,496,640	$1,859,697

Gross margin excluding freight and delivery revenues	20.8%	22.6%	25.3%

Operating Margin in Accordance with GAAP

(add 000, except for margin %)	2010	2009	2008

Earnings from operations	$196,354	$187,577	$323,386

Total revenues	$1,782,857	$1,702,603	$2,116,421

Operating margin	11.0%	11.0%	15.3%

Operating Margin Excluding Freight and Delivery Revenues

(add 000, except for margin %)	2010	2009	2008

Earnings from operations	$196,354	$187,577	$323,386

Total revenues	$1,782,857	$1,702,603	$2,116,421
Less: Freight and delivery revenues	(231,962)	(205,963)	(256,724)

Net sales	$1,550,895	$1,496,640	$1,859,697

Operating margin excluding freight and delivery revenues	12.7%	12.5%	17.4%

Net Sales
Net sales by reportable segment are as follows:

years ended December 31 (add 000)	2010	2009	2008

Mideast Group	$450,048	$438,469	$578,366
Southeast Group	329,345	350,123	447,890
West Group	595,156	564,329	666,252

Total Aggregates Business	1,374,549	1,352,921	1,692,508
Specialty Products	176,346	143,719	167,189

Total	$1,550,895	$1,496,640	$1,859,697

Aggregates. Heritage and total aggregates product line average selling price increases (decreases) are as follows:

years ended December 31	2010	2009	2008

Mideast Group	(5.3%)	3.8%	10.8%
Southeast Group	(2.0%)	(1.0%)	7.7%
West Group	(1.9%)	3.8%	4.2%
Heritage Aggregates Operations	(3.4%)	1.9%	6.6%
Aggregates Business	(3.4%)	2.1%	6.9%
Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and divestitures.
The average annual aggregates product line price increase for the ten and twenty years ended December 31, 2010 was 4.6% and 3.6%, respectively. The decline in average selling price in 2010 reflects changes in product and geographic mix, which resulted in more lower-priced products being sold. In addition, higher-priced projects having been bid in more stable economic periods are nearing completion and being replaced by projects bid during a period of significant competitive pressures. 2009 aggregates pricing reflects the impact of reduced demand. (see section Aggregates Industry and Corporation Trends on pages 48 through 50).
The decline in the average selling price for the Southeast Group in 2009 was related to the decline in shipments and increased competitive pressures, particularly in Florida and markets served by the Mississippi River system. In 2008, the average selling price increase in the West Group was lower when compared with the other reportable segments primarily due to product mix, which reflects a higher percentage of lower-priced products being sold.
Aggregates product line shipments of 130.0 million tons in 2010 increased 5.4% compared with 123.4 million tons shipped in 2009. The increase is primarily due to increases in state transportation spending and increased shipments to the energy sector. Aggregates product line shipments of 123.4 million tons in 2009 decreased 22.6% compared with 159.4 million tons shipped in 2008. The decline in 2009 reflects the recessionary construction markets which resulted in a 40% decline in aggregates shipments from the Corporation’s peak period, the twelve months ended March 31, 2006. The following presents heritage and total
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 44

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
aggregates product line shipments for each reportable segment for the Aggregates business:

years ended December 31 Tons (add 000)	2010	2009	2008

Heritage Aggregates Product Line:
Mideast Group	40,257	37,265	51,035
Southeast Group	29,289	30,417	39,087
West Group	60,380	55,674	68,627

Heritage Aggregates Operations	129,926	123,356	158,749
Acquisitions	33	—	—
Divestitures[1]	48	45	606

Aggregates Business	130,007	123,401	159,355

[1]	Divestitures represent tons related to divested operations up to the date of divestiture.
Heritage and total aggregates product line volume variance by reportable segment is as follows:

years ended December 31	2010	2009	2008

Mideast Group	8.0%	(27.0%)	(23.3%)
Southeast Group	(3.7%)	(22.2%)	(8.6%)
West Group	8.5%	(18.9%)	(2.5%)
Heritage Aggregates Operations	5.3%	(22.3%)	(11.6%)
Total Aggregates Business	5.4%	(22.6%)	(12.6%)
The decline in the shipments for the Southeast Group in 2010 was primarily due to delays in key heavy industrial projects in the nonresidential market.
Specialty Products. Specialty Products 2010 net sales of $176.3 million increased 22.7% over 2009 net sales of $143.7 million. The increase is due to the strength of the steel industry and strong demand in the chemicals product line. 2009 net sales decreased 14.0% compared with 2008 net sales of $167.2 million. The decrease in 2009 was due to slowing magnesia chemicals sales and reduced dolomitic lime shipments to the steel industry.
Freight and Delivery Revenues and Costs
Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 58 through 60). These third-party freight costs are then billed to the customer. The 12.6% increase in these revenues and costs in 2010 compared with 2009 reflects an increase in aggregates shipments and higher fuel costs. The reduction in these revenues and costs in 2009 compared with 2008 reflects the reduction in aggregates shipments.
Cost of Sales
Cost of sales increased 6.0% in 2010 as compared with 2009. The increase was due to a 3.6% increase in net sales and higher energy costs, which increased $25.5 million. These increases were offset by efficiency gains as measured by the 3.0% improvement in tons produced per working man hour for the aggregates product line. Cost of sales decreased 16.6% in 2009 as compared with 2008, primarily related to lower energy costs, with the reduction in diesel fuel cost being the most significant component; lower embedded freight costs on aggregates materials transported via rail and water, consistent with the reduction in shipments from distribution yards (see section Transportation Exposure on pages 58 through 60); and lower personnel costs due to headcount reductions.
As a result of inventory control measures, production at heritage locations declined 21.4% in 2009 when compared with 2008. This negatively affected the Corporation’s operating leverage due to the high fixed and semi-fixed costs associated with aggregates production and led to certain normally inventoriable costs being recognized as period expenses during 2009.
Gross Profit
The Corporation defines gross margin excluding freight and delivery revenues as gross profit divided by net sales. The Corporation’s gross margin excluding freight and delivery revenues decreased 180 basis points in 2010 due to higher energy costs and the reduction in average selling price for the aggregates product line. Gross margin decreased 270 basis points in 2009 due to the 22.6% decline in aggregates shipments, which was partially offset by lower energy costs.
The following presents a rollforward of the Corporation’s gross profit from 2009 to 2010 and from 2008 to 2009:

years ended December 31 (add 000)	2010	2009

Consolidated Gross Profit, prior year	$337,733	$470,515

Aggregates Business:
Volume strength (weakness)	66,045	(385,074)
Pricing (weakness) strength	(44,417)	45,486
Cost (increases) decreases, net	(52,847)	202,524

Decrease in Aggregates Business Gross Profit	(31,219)	(137,064)
Specialty Products	16,101	3,753
Corporate	(664)	529

Decrease in Consolidated Gross Profit	(15,782)	(132,782)

Consolidated Gross Profit, current year	$321,951	$337,733

Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 45

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The following presents gross margin excluding freight and delivery revenues by reportable segment for the Aggregates business:

years ended December 31	2010	2009	2008

Mideast Group	29.6%	31.7%	38.0%
Southeast Group	6.9%	13.0%	17.2%
West Group	18.3%	19.7%	20.5%
Total Aggregates Business	19.2%	21.9%	25.6%
Gross margin excluding freight and delivery revenues for the Southeast Group reflects the 3.7% decline in aggregates product line shipments in 2010 and the 1.0% decline in average selling price at its heritage operations in 2009. Additionally, the Southeast Group’s operations include the water distribution network, which produces lower gross margins due to embedded freight (see sections Analysis of Gross Margin on pages 47 and 48 and Transportation Exposure on pages 58 through 60).
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $6.2 million in 2010, despite absorbing $3.5 million for settlement charges for the payment of vested benefits under the SERP (Supplemental Excess Retirement Plan). In 2009, there was an $11.9 million reduction compared with 2008, despite absorbing a $6.4 million increase in pension costs. The reductions in 2010 and 2009 were due to lower overall personnel costs and management’s continued focus on cost control. 2008 expenses included $2.8 million for settlement charges related to the SERP.
Other Operating Income and Expenses, Net
Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain amounts receivable; rental, royalty and services income; and the accretion expense, depreciation expense, and gains and losses related to asset retirement obligations. The 2010 amount includes the settlement and reversal of part of an $11.9 million legal reserve that was established in 2009 for the West Group and a $4.5 million gain on the sale of assets, partially offset by a $2.7 million charge for bad debts. Additionally, the 2009 amount reflects $2.2 million of transaction costs related to acquisitions; prior to 2009, such costs were capitalized if the acquisition was consummated. The 2009 amount also includes a $3.0 million charge for a property loss and the loss on the sales of assets, and a $3.3 million charge for bad debts. The 2008 amount included a $14.4 million gain on the sale of assets offset by a $3.3 million charge for asset write offs related to the structural composites product line, a nonrecurring $3.6 million charge for professional fees paid to advisors related to strategic initiatives, a $5.4 million charge for termination benefits related to a reduction in the Corporation’s workforce, a $2.5 million charge for bad debts and a $1.6 million charge related to a property loss.
Earnings from Operations
The Corporation defines operating margin excluding freight and delivery revenues as earnings from operations divided by net sales and it represents a measure of operating profitability. The 2010 increase of 20 basis points compared with 2009 reflects the record operating results for the Specialty Products segment, lower selling, general and administrative expenses and the gain on a legal settlement, partially offset by the lower gross margin excluding freight and delivery revenues for the Aggregates business, primarily due to higher energy costs. The 2009 decrease of 490 basis points compared with 2008 reflects the lower gross margin excluding freight and delivery revenues and the $11.9 million legal reserve accrued in 2009. Additionally, selling, general and administrative expenses as a percentage of net sales were higher in 2009 due to the 19.5% decline in net sales.
Interest Expense
Interest expense decreased $5.0 million in 2010 primarily due to lower outstanding borrowings. Interest expense decreased $0.8 million in 2009 primarily due to lower interest rates on variable rate debt.
Other Nonoperating Income and Expenses, Net
Other nonoperating income and expenses, net, are comprised generally of interest income, foreign currency transaction gains and losses, and net equity earnings from nonconsolidated investments. The expense in 2010 compared with income in 2009 was due to lower gains on foreign currency transactions. The increase of $3.1 million in 2009 compared with 2008 was due to higher gains on foreign currency transactions.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 46

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Income Taxes
Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to the impact of book and tax accounting differences arising from the net permanent benefits associated with the depletion allowances for mineral reserves, the effect of state income taxes, the domestic production deduction, and the tax effect of nondeductibility of goodwill related to asset sales. The permanent benefits associated with the depletion deduction for mineral reserves is the significant driver of the effective income tax rate. Due to the limitations imposed on percentage depletion, decreases in sales volumes and pretax earnings do not decrease the depletion deduction proportionately.
The effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective tax rate.
The Corporation’s estimated effective income tax rates are as follows:

years ended December 31	2010	2009	2008

Continuing operations	22.9%	23.8%	29.2%

Discontinued operations	40.5%	40.9%	53.6%

Overall	22.9%	23.8%	30.1%

Discontinued Operations
Divestitures and closures included in discontinued operations reflect operations within the Aggregates business that were sold or permanently shut down. The results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations in the consolidated statements of earnings. The discontinued operations included the following net sales, pretax gain or loss on operations, pretax gain on disposals, income tax expense and the overall net earnings:

years ended December 31
(add 000)	2010	2009	2008

Net sales	$236	$1,769	$7,585

Pretax gain (loss) on operations	$311	$466	$(438)
Pretax gain on disposals	—	3	10,596

Pretax gain	311	469	10,158
Income tax expense	126	192	5,449

Net earnings	$185	$277	$4,709

Net Earnings Attributable to Martin Marietta Materials, Inc. and Earnings Per Diluted Share
2010 net earnings attributable to Martin Marietta Materials, Inc., were $97.0 million, or $2.10 per diluted share, an increase of 13.5% compared with $85.5 million, or $1.91 per diluted share, in 2009.
2009 net earnings attributable to Martin Marietta Materials, Inc., were $85.5 million, or $1.91 per diluted share, a decrease of 51.5% compared with $176.3 million, or $4.18 per diluted share, in 2008.
Analysis of Gross Margin
•    2010 Aggregates business gross margin excluding freight and delivery revenues reflects a 390-basis-point negative impact of embedded freight
The Aggregates business gross margin excluding freight and delivery revenues for continuing operations for the years ended December 31 is as follows:

2010	19.2%
2009	21.9%
2008	25.6%
The development of water and rail distribution yards continues to be a key component of the Corporation’s strategic growth plan. Most of this activity is in coastal areas located in the Southeast and West Groups, areas which generally lack an indigenous supply of aggregates but exhibit above-average growth characteristics driven by long-term population trends. Transportation freight costs from the production site to the distribution yards are embedded in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. Sales from rail and water distribution yards generally yield lower gross margins as compared with sales directly from quarry operations. Nonetheless, management expects that the distribution network currently in place will provide the Corporation solid growth opportunities, and gross margin should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 50 through 64). In 2010, approximately 15 million tons of aggregates were sold from distribution yards, and results from these
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 47

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED )
distribution operations reduced the Aggregates business gross margin excluding freight and delivery revenues by approximately 390 basis points. In 2009 and 2008, the impact of embedded freight lowered the Aggregates business gross margin excluding freight and delivery revenues by 330 and 430 basis points, respectively.
Asphalt, ready mixed concrete and road paving operations (hereafter referred to as “vertically-integrated operations”) have also negatively affected gross margin, particularly in the West Group. Gross margins excluding freight and delivery revenues associated with vertically-integrated operations, which represented 7% of the Aggregates business’ 2010 total revenues, are lower as compared with aggregates operations. Gross margins excluding freight and delivery revenues for the Aggregates business’ asphalt and ready mixed concrete product lines, which are located in the West Group, typically range from 10% to 12% as compared with the Aggregates business’ overall gross margin excluding freight and delivery revenues, which generally ranges from 25% to 30%. The road paving business, which is also located in the West Group and was acquired as supplemental operations that were part of larger acquisitions, does not represent a strategic business of the Corporation and yields profits that are insignificant to the Corporation as a whole. In 2010, the mix of vertically-integrated operations lowered the Aggregates business’ gross margin excluding freight and delivery revenues by approximately 40 basis points. The Aggregates business’ gross margin excluding freight and delivery revenues will continue to be adversely affected by the lower gross margins for vertically-integrated operations and for the water and rail distribution network as a result of management’s strategic growth plan.
The Aggregates business’ operating leverage is substantial given its significant amount of fixed costs. The lean cost structure, coupled with volume recovery and pricing increases, provides a significant opportunity to increase margins in the future. Management estimates that, subject to certain factors, $0.60 of additional earnings from operations can be earned with each incremental $1 of sales over the course of a recovery in the business cycle.
BUSINESS ENVIRONMENT
The sections on Business Environment on pages 48 through 65, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and the current economic climate exacerbates this relationship. This discussion should be read in this context.
Aggregates Industry and Corporation Trends
•	Spending statistics, from 2009 to 2010, according to U.S. Census Bureau:
—	Public-works construction spending decreased 2.7%

—	Private nonresidential construction market spending decreased 23.3%

—	Private residential construction market spending decreased 1.7%
•	According to the U.S. Geological Survey, aggregates consumption in the United States decreased approximately 2% in 2010 compared with 2009
The Corporation’s principal business, the Aggregates business, serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, access to capital markets, levels of public sector infrastructure funding, and demographic, geographic and population shifts. In 2010, total aggregates consumption in the United States of 2.1 billion tons decreased approximately 2% compared with 2009, as reported by the U. S. Geological Survey. Per the U.S. Census Bureau, total construction spending decreased 10.3%, which implies a higher level of aggregates-intensive construction spending in 2010.
The Aggregates business sells its products principally to contractors in connection with highway and other public infrastructure projects as well as nonresidential and residential development. While construction spending in the public and private market sectors is affected by economic
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 48

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
cycles, the historic level of spending on public infrastructure projects has been comparatively more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. However, the current uncertainty created by the lack of a successor federal highway bill has negatively affected spending on public infrastructure projects (see section Federal and State Highway Appropriations on pages 54 through 56). By way of example, while the total value of United States construction spending decreased 10.3% in 2010 compared with 2009, overall public-works spending decreased only 2.7% in 2010 and spending on highways, streets and bridges increased to $83 billion in 2010 from the $82 billion spent in 2009. The American Road and Transportation Builders Association (“ARTBA”) estimates that the value of highway, street and bridge construction will decrease by 4% in 2011. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2010; this has consistently been the case since 1990. Approximately 55% of the Corporation’s 2010 aggregates shipments were in the public sector; thus, the Aggregates business benefits from this level of public-works construction projects. Accordingly, management believes exposure to fluctuations in nonresidential and residential, or private sector, construction spending is lessened by the business’ mix of public sector-related shipments.
According to the U.S. Census Bureau, private nonresidential construction market spending decreased 23.3% in 2010 as compared with 2009. Approximately 26% of the Corporation’s 2010 aggregates shipments was related to the nonresidential construction market. Historically, approximately half of the Corporation’s nonresidential construction shipments have been used for office and retail projects, while the remainder has been used for heavy industrial and capacity-related projects.
The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions (including roads, sidewalks, and storm and sewage drainage) and aggregates used in home construction. Therefore, the timing of new subdivision starts is a leading indicator of new home starts and equally affects residential volumes. Private residential construction market spending decreased 1.7% in 2010 from 2009, according to the U.S. Census Bureau. However, 2010 and 2009 represented periods of extremely low levels of private, residential construction spending, reflecting the significant number of home foreclosures, a high inventory of developed lots and the overall weak economy.
MARKETS
AGGREGATES PRODUCT LINE
(Estimated percentage of shipments)

	2006	2007	2008	2009	2010	5-Year Average
Infrastructure	46%	48%	50%	55%	55%	51%
Nonresidential	27%	30%	31%	25%	26%	28%
Residential	17%	12%	9%	7%	7%	10%
ChemRock/Rail	10%	10%	10%	13%	12%	11%

Source: Corporation data
Vertically-integrated operations generally follow construction industry trends and accounted for 7% of the Aggregates business’ 2010 total revenues.
The gross margin on shipments transported by rail and water is lower as a result of the impact of embedded freight. However, as demand increases in supply-constrained areas, additional pricing opportunities, along
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 49

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
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
Pricing on construction projects is generally based on terms committing to the availability of specified products at a specified price during a specified period. While residential and nonresidential construction jobs usually are completed within a year, infrastructure contracts can require several years to complete. Therefore, changes in prices can have a lag time before taking effect while the Corporation sells aggregates products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts somewhat mitigate this effect. However, during periods of sharp or rapid increases in production costs, multi-year infrastructure contract pricing may provide only nominal pricing growth.
In 2010, the average selling price for the heritage aggregates product line decreased 3.4%, primarily due to changes in geographic and product mix and competitive pressures. Geographic mix affects pricing comparisons as several of the Corporation’s markets with the largest recovery in shipment volumes had average selling prices below the Corporation’s average. Additionally, the Corporation’s product mix was weighted more toward one of its lower-priced products — base stone — which is used extensively in both new construction and the energy sector. Finally, competitive forces remain a challenge, particularly in markets that enjoyed strong residential and nonresidential construction activity during the previous economic cycle. These markets now often have an excess supply of contractors who have tended to bid aggressively on Stimulus-related infrastructure projects. This has resulted in pricing on Stimulus projects being approximately 10% lower than the Corporation’s average and is expected to continue to negatively affect pricing into 2011. However, management expects pricing pressure to ease as its end-markets continue to either recover or reach levels of sustained stability. Opportunities to increase pricing will return one product and one region at a time. While management believes pricing increases in 2011 will be below the Corporation’s 20-year annual average, 3.6%, pricing beyond 2011 is expected to be higher than this long-term historic average and correlate, after consideration of a 6-to-12-month lag factor, with changes in demand. Pricing is determined locally and is affected by supply and demand characteristics of the local market.
The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. While a recessionary economy increases those risks, both lien rights and payment bonds help mitigate the risk of uncollectible receivables. However, the recessionary economy has delayed payments from certain of the Corporation’s customers. Historically, the Corporation’s bad debt write offs have not been significant to its operating results, and, although the amount of bad debt write offs has increased, management considers the allowance for doubtful accounts adequate as of December 31, 2010.
Management expects the overall long-term trend of consolidation of the aggregates industry to continue. The Corporation’s Board of Directors and management continue to review and monitor strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar or complementary businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to markets that the Corporation views as attractive.
Aggregates Industry and Corporation Risks
General Economic Conditions
The overall United States economy remains weak with national debt at a record high and credit remaining tight. Additionally, unemployment, with a national average of 9.4%, remains at a level significantly higher than the historical average. More significantly, unemployment in the construction industry exceeded 20% at December 31, 2010 according to the Bureau of Labor Statistics. Further, despite the Federal Reserve keeping the federal funds rate at zero percent and the homebuyer tax credits offered to both first-time homeowners and repeat buyers, the housing market remained dismal in 2010.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 50

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 54 through 56). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various user taxes, typically gasoline taxes and vehicle fees. Based on the national averages, user taxes represented the largest component of highway revenues in fiscal year 2008. The use of general funds as a percentage of each state’s highway revenues varies, with a national average of 11% in fiscal year 2008. Therefore, spending cuts in state budgets will typically only affect a small percentage of a state’s highway spending. However, as states experience declining tax revenues and grapple with long-term resolutions for budget deficits, funding for infrastructure projects will continue to be pressured. As a result, amounts put in place or spent may be below amounts authorized under legislative acts. Subject to voter approval, state and local governments may supplement infrastructure spending through bond issues and local option taxes. In the 2010 elections, voters in various states, including Texas and Virginia, approved eight out of thirteen proposals that increase funding for road, bridge and transit infrastructure investment.
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
As of December 2010, as reported by Moody’s Economy.com Inc., most state economies are recovering and beginning to expand. For comparison, as of December 2009, some state economies had begun to expand; however, most were recessionary.
The Aggregates business’ top five sales-generating states, namely Texas, North Carolina, Georgia, Iowa and Louisiana, together accounted for approximately 55% of its 2010 net sales by state of destination. The top ten sales-generating states, which also include South Carolina, Florida, Indiana, Arkansas and Nebraska, together accounted for approximately 75% of the Aggregates business’ 2010 net sales by state of destination.
In Texas, all funding for highway spending is from dedicated sources as opposed to the use of any general funds. For 2011, the infrastructure market outlook reflects a projected increase in state Department of Transportation spending. Additionally, the state initiated the Bond 77 program, which will make $500 million available to eligible homebuyers and is expected to provide support to the state’s housing market. San Antonio’s economy is showing steady improvement and, in 2011, will benefit from an influx of military jobs from the base realignment and closure (“BRAC”) process. While state Department of Transportation spending in San Antonio is expected to increase in 2011 compared with 2010, it will be well below the 2006 and 2007 levels experienced prior to the economic recession. The City of San Antonio plans to spend $112 million on transportation infrastructure in fiscal year 2011, which is relatively
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 51

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Source: Moody’s Economy.com Inc.
flat when compared with 2010. The residential construction market in San Antonio experienced moderate growth in 2010 and, according to Metrostudy, growth of 9% is expected in 2011. The Dallas/Fort Worth infrastructure construction market, led by state Department of Transportation and North Texas Tollway Authority (“NTTA”) construction, is expected to remain strong in 2011. Funding for state Department of Transportation projects is coming from nontraditional sources, including a $3.2 billion payment from the NTTA for State Highway 121, private funding through comprehensive development agreements, ARRA funding and bond sales. The Dallas nonresidential construction market remains weak. The Houston economy appears to be improving and will benefit from rising energy prices. State Department of Transportation spending in Houston is expected to decline due to reduced ARRA spending. However, Houston is expected to experience improvement in the residential and nonresidential construction markets in 2011. The construction markets in South Texas have been positively affected by shipments to the energy sector, particularly to the Eagle Ford Shale oil and natural gas fields, but have been negatively affected by the decline in the construction of wind farms.
The North Carolina economy has started to recover as evidenced by the decline in the unemployment rate, which was 9.8% at December 31, 2010 compared with 11.2% at the end of 2009. In 2009, the North Carolina Turnpike Authority sold $624 million of bonds and obtained a loan for $387 million from the federal Department of Transportation to finance the state’s first modern toll road. This project, which began construction in 2010, represents the first significant step related to the budget provision passed by the legislature that provides funding for the construction of four toll road projects for a total of $3.2 billion. The Corporation has been awarded contracts for one of the roads. Another project is expected to be awarded later in 2011, and the Corporation has quarries that are positioned for bidding this job. The state’s infrastructure construction market will be challenged in 2011 based on reduced lettings and the completion of a majority of Stimulus projects in 2010. Overall, the state awarded approximately $1.4 billion of projects in 2010 and $1.0 billion is projected for 2011. The Corporation’s statewide aggregates shipments in the nonresidential construction market were down approximately 7% from 2009 levels, which reflects the excess supply of available office, retail and warehouse space. Management believes the residential construction market bottomed out in 2009. However,
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 52

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
the lack of significant growth in 2010 reflects the oversupply of unsold homes, significant foreclosures, a tight credit market and high unemployment. The state’s recessionary residential construction market has negatively affected nonresidential and infrastructure projects that typically accompany residential growth. Historically, the Corporation’s North Carolina operations have been above average in rate of pricing growth and profitability due to its quarry locations in growing market areas and their related transportation advantage.
The Georgia economy is in a recessionary state and has projected state revenue shortfalls in 2011 and 2012. Further, the unemployment rate of 10.2% at December 31, 2010 exceeds the national average. The Atlanta market remains the largest business hub in the southeastern United States, but has been negatively affected by the high degree of speculative residential and commercial construction and bank failures. However, in 2010, Gulfstream Aerospace Corporation announced that it will expand its Savannah facilities through a $500 million, seven-year plan to meet future demand for business-jet aircraft and support services. Further, strong port activity and the completion of a KIA automobile assembly plant should be beneficial to the state’s economy. The infrastructure construction market has declined, and motor fuel tax revenues, which are dedicated to the state highway fund, are expected to decline 6% in fiscal year 2011 per the state Department of Transportation. The nonresidential construction market has experienced declines and reflects high office vacancy rates. The residential construction market remains weak with single family housing permits down more than 80% from 2005 levels.
The lowa economy remains stable and the state’s unemployment rate, 6.3% at December 31, 2010, remains one of the lowest in the country. The state economy is highly dependent on agriculture and related manufacturing industries and financial services companies. The state’s farm economy has been bolstered by soaring prices for agricultural commodities, including corn and soybeans. Cattle and hog prices are also at record levels. lowa continues to be the largest corn and pork-producing state in the nation. While lowa is the second largest wind energy-producing state, behind only Texas, funding challenges associated with the credit crisis, lower natural gas prices and the lack of effective large scale transmission lines to move power have delayed the construction of additional wind farms. The infrastructure construction market remained strong in 2010 despite the lack of significant Stimulus projects, which were primarily completed in 2009. While several significant projects, including the Midwest Connector, will support spending in 2011, the infrastructure construction market is expected to decline slightly compared with 2010. Approximately half of the state’s highway revenues were from highway-user taxes in fiscal year 2008, while the use of general funds represented approximately 3% of total highway revenues. The residential and nonresidential construction markets are currently weak and are expected to remain flat in 2011 compared with 2010.
Louisiana’s unemployment, 8.0% at December 31, 2010, is below the national average, as the Hurricane Katrina rebuild and increased extraction of natural gas have partially mitigated the effects of the economic downturn and
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 53

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
the temporary deep-sea drilling moratorium. Further, the capital city of Baton Rouge recently experienced moderate job growth in the construction sector. However, the state has been slow in spending the $433 million of highway funds provided by ARRA; as of December 31, 2010, only 47% of such funds had been spent even though over 95% of the funds were obligated. The nonresidential construction market has benefitted from activity in portions of the energy sector, including the Haynesville Shale natural gas field. The residential construction market remains strong, as the state experienced its third consecutive year of net population growth from migration.
Federal and State Highway Appropriations
•	Continuing resolution through March 4, 2011 for federal highway bill that expired September 30, 2009

•	ARRA includes $28.6 billion for highways, bridges and airports
The federal highway bill provides annual highway funding for public-sector construction projects. SAFETEA-LU was a six-year $286.4 billion law that expired on September 30, 2009 and included approximately $228 billion for highway programs, $52 billion for transit programs and $6 billion for highway safety programs. SAFETEA-LU also increased the minimum rate of return to 92.0 percent for donor states, meaning those states pay more in gasoline taxes than they receive from the Highway Trust Fund. Although a successor bill was not passed when SAFETEA-LU expired, its provisions have been extended under continuing budget resolutions through March 4, 2011. However, historically, states have been reluctant to commit to long-term projects while operating under continuing resolutions. In fact, obligations for federal highway funds are at a five-year low through the first half of the fiscal year ending June 30, 2011. The Corporation believes funding from either an extended federal highway bill or continuing resolutions, coupled with Stimulus projects, will maintain spending at constant levels in 2011.
The Corporation believes another Congressional continuing resolution of SAFETEA-LU for 2011 is likely. However, the Corporation also believes that it is possible for some form of reauthorized infrastructure legislation to be passed during 2011. In September 2010, President Obama proposed a six-year plan to rebuild infrastructure with a $50 billion investment in the initial year. The impetus for passing any new legislation would be primarily twofold: (i) its effectiveness at creating new jobs, a major focus of the Obama administration; and (ii) the current state of infrastructure disrepair from years of underinvestment.
Federal highway bills provide spending authorizations that represent maximum amounts. Each year, an appropriation act is passed establishing the amount that can actually be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the Highway Trust Fund. Once the annual appropriation is passed, funds are distributed to each state based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds generally must be spent on specific programs as outlined in the federal legislation. The Highway Trust Fund has experienced shortfalls in recent years, due to high gas prices which resulted in fewer miles driven and improved automobile fuel efficiency. These shortfalls created a significant decline in federal highway funding levels. In response to the projected shortfalls, $19.5 billion was transferred from the General Fund into the Highway Trust Fund in 2010 as part of the Hiring Incentives to Restore Employment (“HIRE”) Act. Further, $7 billion and $8 billion were transferred from the General Fund into the Highway Trust Fund in 2009 and 2008, respectively. Presently, the Congressional Budget Office projects that, depending on the cash flows to the Highway Trust Fund, the highway account, one of the two components of the Highway Trust Fund, will be unable to meet its obligations in a timely manner sometime during 2012. However, ARTBA believes that the Highway Trust Fund can maintain current levels of investment through fiscal year 2012.
In February 2009, President Obama signed into law ARRA, an economic stimulus plan designed to resuscitate the economy. ARRA includes $28.6 billion for highways, bridges and airports. However, the lack of shovel-ready projects has delayed the impact of ARRA on the aggregates industry. Management expects approximately 30% of Stimulus-related jobs in the Corporation’s critical states will be completed in 2011. Any carryover in 2012, by law, must be completed that year. Based on its market positions, the Corporation estimates that it has and will continue to supply approximately 6% to 8% of aggregates required for projects funded by ARRA.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 54

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
A significant number of roads, highways and bridges were built following the establishment of the Interstate Highway System in 1956 and are now aging. According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 39 percent from 1990 to 2008, while new road mileage increased only 4 percent over the same period. TRIP also reports that 32 percent of the nation’s major roads are in poor or mediocre condition and 25 percent of the nation’s bridges are structurally deficient or functionally obsolete. Furthermore, a 2009 report issued by the American Society of Civil Engineers (the “Society”) rated all fifteen infrastructure categories as being in poor or mediocre condition. The Society believes that the aging infrastructure and the poor condition of roads in the United States is costing approximately $145 billion per year in repairs, operating costs and time spent in traffic. According to the American Association of State Highway Transportation Officials (“AASHTO”), construction costs are expected to increase 70 percent from 1993 to 2015. Considering these statistics, the follow-on bill to SAFETEA-LU will be key to funding continued infrastructure spending. Many stakeholder groups have united to engage Congress regarding the importance of the successor federal highway bill. There is general agreement in Congress regarding the need for repair and improvement of the nation’s existing roadways with a focus on increasing efficiency, mitigating congestion and improving safety. However, the debate revolves around how to finance needed improvements. The Highway Trust Fund is primarily funded through a federal tax of $0.184 per gallon on gasoline, unchanged since 1993, and a federal tax on other fuels. There is some consideration in Congress for increasing the federal gasoline tax, as recommended by the National Surface Transportation Policy and Revenue Commission, as a source of increased revenues for the Highway Trust Fund and as a disincentive to increased fuel consumption as part of a national energy independency policy. In December 2010, the National Commission on Fiscal Responsibility and Reform recommended a 15-cent per gallon increase in the gas tax, which would be dedicated to transportation funding. Regardless of the potential for increased federal gasoline taxes, new revenue streams need to be identified to replace gasoline taxes over the next decade as energy efficiency trends are expected to continue.
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
Federal highway laws require Congress to annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the funding available for the Highway Trust Fund. However, investments in transportation improvements generally create new jobs, which is a priority of many of the government’s economic plans. According to the Federal Highway Administration, every $1 billion in federal highway investment creates approximately 28,000 jobs. However, the number of jobs created is dependent on the nature and the aggregates intensity of the projects. Approximately half of the Aggregates business’ net sales to the infrastructure market come from federal funding authorizations, including matching funds from the states.
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
Given that most states are required to balance their budgets, reductions in revenues generally require a reduction in states’ expenditures. However, the impact of state revenue reductions on highway spending will vary depending on whether the spending comes from dedicated revenue sources, such as highway user fees, or whether portions are funded with general funds. Further, while state highway construction programs are primarily financed from highway user fees, significant increases in federal infrastructure funding typically require state governments to increase highway user fees to match federal spending. Management
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 55

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
believes that innovative financing at the state level will grow at a faster rate than federal funding. In fact, ARTBA’s 2010 Ballot Initiative Report revealed that voters in various states approved eight state and local measures that, once enacted, would provide $376 million in additional transportation funding. Among them are a $120 million bond issue in Virginia and a $90 million transportation improvement package in Texas. State spending on infrastructure generally leads to increased growth opportunity for the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect performance.
Funding for airport improvements throughout the United States was provided by the Vision 100-Century of Aviation Reauthorization Act which expired September 30, 2007. While a successor bill has not yet been passed, funding for aviation programs has been extended through March 31, 2011.
Geographic Exposure and Seasonality
Erratic weather patterns, seasonal changes and other weather-related conditions significantly affect the aggregates industry. Aggregates production and shipment levels coincide with general construction activity, most of which occurs in the spring, summer and fall. Thus, production and shipment levels vary by quarter. Operations concentrated in the northern United States generally experience more severe winter weather conditions than operations in the Southeast and Southwest. However, excessive rainfall, and conversely excessive drought, can also jeopardize production, shipments and profitability in all markets served by the Corporation.
The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity.
Cost Structure
•	Top 8 cost categories represent 92% of the Aggregates business’ direct production costs

•	Underabsorption of fixed costs due to operating well below capacity

•	Certain inventory costs not capitalizable due to operating below capacity

•	Higher prices for diesel fuel negatively affected the Aggregates business’ cost of sales by $15.2 million

•	Health and welfare costs increased 2% to 3% per year over past ten years compared with national average of 6% to 7%; cost increase expected to approximate 7% in 2011

•	Pension expense decreased from $32.2 million in 2009 to $26.6 million, inclusive of $3.5 million of settlement expense, in 2010
Direct production costs for the Aggregates business are components of cost of sales that are incurred at the quarries, distribution yards, and asphalt and ready mixed concrete plants. These costs exclude freight expenses to transport materials from a producing quarry to a distribution yard, inventory change and production overhead. Inventory
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 56

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
change is the difference between the prior year’s ending inventory and the current year’s ending inventory. In periods in which inventory decreases, inventory change will increase cost of sales. Conversely, in periods in which inventory increases, inventory change will reduce cost of sales.
Generally, the top eight categories of direct production costs for the Aggregates business are (1) labor and related benefits; (2) depreciation, depletion and amortization; (3) energy; (4) repairs and maintenance; (5) supplies; (6) contract services; (7) raw materials; and (8) royalties. In 2010, these categories represented approximately 92% of the Aggregates business’ total direct production costs.
Fixed costs are expenses that do not vary based on production or sales volume. Management estimates that, under normal operating capacity, 40% to 60% of the Aggregates business’ cost of sales are of a fixed or semi-fixed nature. Due to high fixed costs associated with aggregates production, the Corporation’s operating leverage can be substantial. Variable costs are expenses that fluctuate with the level of production volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, diesel, supplies, repairs and freight costs also increase in connection with higher production volumes.
Generally, when the Corporation invests capital to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, can offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation. Further, the Aggregates business has operated at a level significantly below capacity, which restricted the Corporation’s ability to capitalize $52.4 million and $48.8 million of costs at December 31, 2010 and 2009, respectively, that could have been inventoried under normal operating conditions.
The average price per gallon of diesel fuel in 2010 was higher compared with 2009 and negatively affected the Aggregates business’ cost of sales by $15.2 million. Changes in energy costs also affect the prices that the Corporation pays for supplies, including explosives and tires. Further, the Corporation’s contracts of affreightment for shipping aggregates on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Corporation if the price of fuel moves beyond a contractual range. The Corporation also consumes diesel fuel, coal, petroleum coke and natural gas in the Specialty Products manufacturing process. In 2010, increased costs for these energy products, due to increased production levels, negatively affected the Specialty Products’ cost of sales by $4.3 million. The Corporation has fixed price agreements for the supply of coal and a portion of its natural gas needs in 2011.
Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Further, workforce reductions resulting from plant automation, mobile fleet right-sizing and the economic downturn have helped the Corporation control rising labor costs. The Corporation has been reviewing its operations during the recessionary construction economy and, where practical, has temporarily idled certain of its quarries. The Corporation is able to serve these markets with other open quarries that are in close proximity. Further, in certain markets, management has created production “super crews” that work at various locations within a district. For example, within a market, a crew may work three days per week at one quarry and the other
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 57

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
two workdays at another quarry within that market. This has allowed the Corporation to reduce headcount, as the number of full-time employees has been reduced or eliminated at locations that are not operating at full capacity.
Rising health care costs have affected total labor costs in recent years and are expected to continue to increase. The Corporation has experienced health care cost increases averaging 2% to 3% per year over the past ten years, whereas the national average was 6% to 7%. However, the impacts of the Patient Protection and Affordable Care Act, including the elimination of lifetime maximum benefits and offering of coverage to adult children up to age 26, and general health care cost increases are expected to result in a higher rate of increase in the Corporation’s health care costs in 2011. For the year, health and welfare costs are expected to increase approximately 7% in 2011. Contributions to its pension plan and a better-than-assumed return on pension assets in 2010 is expected to reduce the Corporation’s pension expense in 2011. (see section Critical Accounting Policies and Estimates — Pension Expense — Selection of Assumptions on pages 68 and 69) .
Historically, the impact of inflation on the Corporation’s businesses has been less significant due to moderate inflation rates, coupled with the Corporation’s ability to increase its selling prices in a normal economic environment.
Consolidated selling, general and administrative costs decreased $6.2 million in 2010 compared with 2009. The reduction reflects management’s continued focus on cost control.
Shortfalls in federal, state and local revenues may result in increases in income taxes and other taxes. The federal government may also increase taxes in response to the federal deficit.
Transportation Exposure
The U.S. Department of the Interior’s geological map of the United States shows the possible sources of indigenous surface rock and illustrates its limited supply in the coastal areas of the United States from Virginia to Texas.
With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases wholly supplied, from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. In 1994, the Corporation had 7 distribution yards. Today, with 65 distribution yards, a growing percentage of the Corporation’s aggregates shipments are being moved by rail or water through this network. In recent years, the Corporation brought additional capacity online at its Bahamas and Nova Scotia locations to transport materials via oceangoing ships. Further, in 2010, the Corporation acquired a deep-water port operation in Port Canaveral, Florida that serves the greater Orlando market, the second-largest aggregates-consuming area in Florida. The Corporation is currently focusing a portion of its capital spending program on key distribution yards in the southeastern United States.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 58

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Option 1:
The customer supplies transportation.
Option 2:
The Corporation directly ships aggregates products from a production location to a customer by arranging for a third party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are separately presented in the statements of earnings. Such revenues and costs for the Aggregates business were $215.1 million, $189.8 million and $237.1 million in 2010, 2009 and 2008, respectively.
Option 3:
The Corporation transports aggregates, either by rail or water, from a production location to a distribution yard at which the selling price includes the associated internal freight cost. These freight costs are included in the Aggregates business’ cost of sales and were $122.9 million, $129.5 million and $182.8 million for 2010, 2009 and 2008, respectively. Transportation costs from the distribution yard to the customer are accounted for as described above in options 1 or 2, as applicable.
For analytical purposes, the Corporation eliminates the effect of freight on margins with the second option. When the third option is used, margins as a percentage of net sales are negatively affected because the customer does not typically pay the Corporation a profit associated with the transportation component of the selling price. For example, a truck customer in a local market picks up aggregates at the quarry and pays $6.50 per ton. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregates that was transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the embedded freight cost.
In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates shipments in 2010 was 68% by truck, 21% by rail and 11% by water (see section Analysis of Gross Margin on pages 47 and 48).
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
Generally, the Corporation does not buy railcars, barges or ships, but instead supports its long-haul distribution network with leases and contracts of affreightment. However, the limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services.
The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, the ability to negotiate favorable shipping contracts, demurrage costs, fuel costs, barge or ship availability and weather disruptions. The Corporation’s average shipping distances from its Bahamas and Nova Scotia locations are 600 miles and 1,200 miles, respectively. Due
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 59

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
to the majority of the shipments going to Florida, the weighted-average shipping distances are approximately 30 percent less than these averages. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. The contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. If the Corporation fails to ship the annual minimum tonnages under the agreement, it must still pay the shipping company the contractually-stated minimum amount for that year. In 2010, the Corporation incurred an expense of $1.4 million due to not shipping minimum tonnages. Similar charges are possible in 2011 if shipment volumes do not increase. These contracts of affreightment have varying expiration dates ranging from 2011 to 2017 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration.
Water levels can also affect the Corporation’s ability to transport materials. High river water levels can cause a reduction in the number of barges that could be included in a tow and also require additional horsepower to provide necessary towing services. Conversely, dry weather can cause low river water levels and result in reduced tonnage that could be shipped on a barge. Consequently, the per-ton cost of transporting materials can be higher than normal.
Management expects the multiple transportation modes that have been developed with various rail carriers and via deepwater ships and barges will provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.
Internal Expansion and Integration of Acquisitions
The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable facilities at the Corporation’s quarrying operations. However, given the current recessionary economic environment, the Corporation has set a priority of preserving capital while maintaining safe, environmentally-sound operations. Capital spending in excess of depreciation expense in previous years has allowed the Corporation to reduce capital spending during the trough period of the construction cycle without compromising the Corporation’s commitment to safety. The Corporation has continued to opportunistically acquire land with long-term mineral reserves to expand its aggregates reserve base through the cyclical trough. As the Corporation returns to a more normalized operating environment, management expects to focus its capital spending program on expanding key Southeast and Southwest operations. In addition to capital projects for the Aggregates business, beginning in 2011, the Corporation is planning to invest $50 million in a new kiln at its Specialty Products location in Woodville, Ohio. This project is expected to be completed in 2012.
In 2010, the Corporation successfully closed and fully integrated two acquisitions: (i) a sand and gravel business near Charlotte, North Carolina; and (ii) an aggregates distribution facility at Port Canaveral, Florida. The acquisition of Loamy Sand near Charlotte enhances the Corporation’s ability to serve that important region with a wider array
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 60

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
of aggregates products. The Port Canaveral operation, the only developed deep-water aggregates import distribution yard located on Florida’s central east coast, allows the Corporation to ship material into the greater Orlando market, Florida’s second-largest aggregates consumption area. The Port Canaveral acquisition was further complemented by the Corporation’s organic investment in a new aggregates import facility at Port Manatee.
In addition to expanding its reserve base, the Corporation has also acquired contiguous property around existing quarry locations. This property can serve as buffer property or additional mineral reserve capacity, assuming the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry allows the expansion of the quarry footprint and extension of quarry life. Some locations having limited reserves may be unable to expand.
A long-term capital focus for the Corporation, primarily in the midwestern United States due to the nature of their indigenous aggregates supply, is underground limestone aggregates mines, which provide a neighbor-friendly alternative to surface quarries. The Corporation operates 16 active underground mines, and thereby is the largest operator of underground aggregates mines in the United States. Production costs are generally higher at underground mines than for surface quarries since the depth of the aggregates deposits and the access to the reserves result in higher development, explosives and depreciation costs. However, these locations often possess transportation advantages that can lead to value-added higher average selling prices than more distant surface quarries.
On average, the Corporation’s aggregates reserves exceed 60 years based on normalized production levels and 107 years at current production rates.
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
The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with national ambient air quality standards (“NAAQS”), a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies. They otherwise face fines or control by the EPA. Included as nonattainment areas are several major metropolitan areas in the Corporation’s markets, such as Houston/Galveston, Texas; Dallas/Fort Worth, Texas; Greensboro/Winston-Salem/High Point, North Carolina; Charlotte/Gastonia, North Carolina; Hickory/Morganton/Lenoir, North Carolina; Atlanta, Georgia; Macon, Georgia; Baton Rouge, Louisiana; Rock Hill, South Carolina; and Indianapolis, Indiana. Federal transportation funding has been directly tied to compliance with the Clean Air Act.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page 61

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Environmental operating permits are, or may be, required for certain of the Corporation’s operations; such permits are subject to modification, renewal and revocation. New permits, which are generally required for opening new sites or for expansion at existing operations, can take several years to obtain. In the area of land use, rezoning and special purpose permits are increasingly difficult to obtain. Once a permit is issued, the location is required to generally operate in accordance with the approved site plan.
Large emitters (facilities that emit 25,000 metric tons or more per year) of greenhouse gases (“GHG”) must report GHG generation to comply with the EPA’s Mandatory Greenhouse Gases Reporting Rule. The Corporation’s Specialty Products facilities in Woodville, Ohio and Manistee, Michigan emit certain of the GHG, including carbon dioxide, methane and nitrous oxide, and are filing annual reports in accordance with the rule. If and when Congress passes legislation on GHG, these operations will likely be subject to the new program. The Corporation believes that the EPA may impose additional regulatory impacts on emissions of GHG. However, the Corporation also anticipates that any increased operating costs or taxes related to GHG emission limitations would be passed on to its customers.
The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. In 2010, the Corporation settled legal proceedings relating to its Greenwood, Missouri, operation for approximately $7 million in cash. In connection with the settlement, the Corporation reversed the excess of the established legal reserve, thereby increasing net earnings by $2.8 million, or $0.06 per diluted share (see Notes A and N to the audited consolidated financial statements on pages 13 through 17 and pages 32 through 34, respectively).
Specialty Products Segment
Through its Specialty Products segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications and dolomitic lime for use primarily in the steel industry. In 2010, 68% of Specialty Products’ net sales were attributable to chemicals products, 31% were attributable to lime, and 1% were attributable to stone. Net sales increased in 2010 reflecting growth in both magnesia chemicals sales and dolomitic lime shipments to the steel industry.
In 2010, approximately 80% of the lime produced was sold to third-party customers, while the remaining 20% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, approximately 46% of Specialty Products’ 2010 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry. These trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. In 2010, steelmaking rates in the United States improved 37% over 2009, driven by inventory restocking, improved automotive manufacturing and a slowly improving general economy. However, production rates for steel were approximately 70% of domestic steelmaking capacity, making 2010, along with 2009, some of the lowest steel
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page 62

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
production rates in decades. Management anticipates small to moderate growth in domestic steelmaking during 2011, with the growth attributable to continued gains in consumer confidence.
Approximately 9% of Specialty Products’ 2010 revenues came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the U.S. dollar is used as the functional currency in foreign transactions.
Given the high fixed costs, low capacity utilization negatively affects the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability.
Specialty Products’ entire hourly workforce belongs to a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The Manistee labor contract expires in August 2011. Management does not expect significant difficulties in renewing this labor contract. A new labor contract for Woodville was ratified in 2010 and will expire in June 2014.
Current Market Environment and Related Risks
The current market environment has negatively affected the economy and management has considered the potential impact to the Corporation’s business. Demand for aggregates products, particularly in the nonresidential and residential construction markets, could decline if financing for construction projects is unavailable or if the economic slowdown causes further delays or cancellations of capital projects. Federal and state budget issues, and the lack of a multi-year federal highway bill, may continue to negatively affect the funding available for infrastructure spending. Currently, several of the Corporation’s top sales states are experiencing a lack of projects being bid by departments of transportation.
While a recessionary economy can increase collectibility risks related to receivables, lien rights and payment bonds posted by some of the Corporation’s customers can help mitigate the risk of uncollectible accounts. However, the Corporation has experienced a delay in payments from certain of its customers during the economic downturn. Further, the significant decline in pension asset values in 2008 resulted in increased required cash contributions to the plans in 2009 and 2010.
There is a risk of long-lived asset impairment at temporarily-idled locations if the recessionary construction market continues for an extended period. The timing of increased demand will determine when these locations are reopened. During the time that locations are temporarily idled, the plant and equipment continue to be depreciated. When appropriate, mobile equipment is transferred to and used at an open location. As the Corporation continues to have long-term access to the supply of aggregates reserves and useful lives of equipment are extended, the locations are not considered to be impaired while temporarily idled.
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
Internal Control and Accounting and Reporting Risk
The Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2010. A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page 63

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness.
Accounting rulemaking, which may come in the form of updates to the Accounting Standards Codification or speeches by various rulemaking bodies, has become increasingly complex and generally requires significant estimates and assumptions in its interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board (the “FASB”) and the Securities and Exchange Commission (see Accounting Change section of Note A to the audited consolidated financial statements on page 17 and section Critical Accounting Policies and Estimates on pages 66 through 75). Currently, the FASB is implementing a project intended to converge accounting standards under United States generally accepted accounting principles and international accounting standards into a single set of accounting standards. Proposed changes are being issued one topic at a time. The Corporation has not evaluated the potential impact for all of the topics. The impact of the potential changes could be material to the Corporation’s financial statements.
For additional discussion on risks, see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010.
Outlook 2011
While a variety of factors make it difficult to form a complete perspective for 2011, there are a range of considerations informing management’s thinking at this time. A noteworthy consideration will be the rate at which states spend available Stimulus funds for infrastructure projects in the Corporation’s key markets. At present, the Corporation operates under a Congressional continuing resolution that extended SAFETEA-LU through March 4, 2011. While Congressional Democrats and Republicans broadly agree that investing in infrastructure is a key governmental priority, management believes another Congressional continuing resolution of SAFETEA-LU is likely for 2011. However, reauthorized infrastructure legislation at the federal and state levels could be accelerated as Congress, the President and local authorities focus on infrastructure as an efficient means of jobs creation and investment in the foundational backbone of America’s economic growth.
Management’s outlook for aggregates shipments is generally consistent with McGraw-Hill Construction’s published view. Management expects that state spending on infrastructure should remain steady and 30% of ARRA infrastructure funds are expected to be spent in 2011. That said, uncertainty in long-term federal funding could negatively affect infrastructure spending. Taking a conservative posture, management’s outlook is based upon the expectation that the infrastructure end-use market will be flat to slightly down; management also anticipates a modest 2011 volume recovery in the commercial component of the Corporation’s nonresidential end-use market. However, natural gas prices and the timing of lease commitments for oil and natural gas companies will be significant in the continuation of certain energy sector activity in 2011. Considering the notable aggregates shipments to the energy sector in 2010, management expects the rate of growth in the heavy industrial component of the Corporation’s nonresidential end-use market to moderate compared with the double-digit growth rate in 2010. Overall, management expects nonresidential end-use shipments to increase in the mid single-digit range in 2011 and the rate of improvement in the residential end-use market to grow, while ChemRock/Rail shipments are expected to be stable in 2011. Cumulatively, management expects flat to a 3% improvement in overall aggregates volume in 2011.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page 64

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Volume increases in specific markets in 2010 are likely to lead to price increases. While these increases may not be uniform throughout the Corporation’s portfolio, management expects that 2011 aggregates pricing will range from flat to a 2% increase.
Aggregates production cost per ton in 2011 is expected to range from flat to a slight decrease compared with 2010. Management expects the Specialty Products segment to contribute $50 million to $52 million in pretax earnings for 2011, as economic recovery drives industrial demand for magnesia-based chemicals products and continued demand for environmental applications is driven by the United States’ focus on green technology and innovation. Selling, general and administrative expenses should be lower in 2011, primarily due to lower pension expense. Interest expense should be approximately $60 million in 2011, or $8 million lower than 2010, which reflects the expected refinancing of $242 million of the Corporation’s 6.875% Senior Notes and the renegotiation of its outstanding credit facilities during the first quarter. The Corporation’s estimated effective tax rate is expected to be 28%. Capital expenditures are forecast at $175 million for 2011, which includes nearly $75 million for selective high-quality growth projects.
Risks to Outlook
The 2011 estimated outlook includes management’s assessment of the likelihood of certain risk factors that will affect performance. The most significant risk to 2011 performance will be, as previously noted, the strength of the United States economy and its impact on construction activity.
Other risks related to the Corporation’s future performance include, but are not limited to: (i) both price and volume and include a continued widespread decline in aggregates pricing; (ii) a greater-than-expected decline in infrastructure construction as a result of continued delays in traditional federal, ARRA, state and/or local infrastructure projects and continued lack of clarity regarding the timing and amount of the federal highway bill; (iii) a decline in nonresidential construction; (iv) a slow-down in the residential construction recovery; or (v) some combination thereof. Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability.
Currently, nearly all states are experiencing some funding-level pressures driven by lower tax revenues. If these pressures extend to the transportation budgets in a greater degree than in the past, construction spending could be negatively affected. North Carolina and Texas are among the states experiencing these general pressures, and these states disproportionately affect revenue and profitability.
The Corporation’s principal business serves customers in construction aggregates-related markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, help to mitigate the risk of uncollectible receivables. The level of aggregates demand in the Corporation’s end-use markets, production levels and the management of production costs will affect the operating leverage of the Aggregates business and, therefore, profitability. Production costs in the Aggregates business are also sensitive to energy prices, both directly and indirectly. Diesel and other fuels change production costs directly through consumption and indirectly through the increased cost of energy-related consumables, such as, steel, explosives, tires and conveyor belts. Fluctuating diesel pricing also affects transportation costs, primarily through fuel surcharges in the Corporation’s long-haul distribution network. Management’s estimated outlook does not include significant increases in diesel costs during 2011.
The availability of transportation in the Corporation’s long-haul network, particularly the availability of barges on the Mississippi River system and the availability of rail cars and locomotive power to move trains, affects the Corporation’s ability to efficiently transport material into certain markets, most notably Texas, Florida and the Gulf Coast. The Aggregates business is also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather.
Risks to the 2011 outlook include volume decline as a result of economic events beyond the Corporation’s control. In addition to the impact on nonresidential and residential construction, the Corporation is exposed to risk in its estimated outlook from credit markets and the availability of and interest cost related to its debt.
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
Impairment Review of Goodwill
Goodwill is required to be tested at least annually for impairment. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 20% of the Corporation’s total assets at December 31, 2010, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations.
There is no goodwill associated with the Specialty Products segment. For the Aggregates business, management determined the reporting units, which represent the level at which goodwill is tested for impairment, were as follows:
•	Carolina, which includes North Carolina and South Carolina;

•	Mideast, which includes Indiana, Maryland, Ohio, Virginia and West Virginia;

•	South Central, which includes Alabama, Illinois, Kentucky, Louisiana, Mississippi, North Georgia, Tennessee and quarry operations and distribution yards along the Mississippi River system and Gulf Coast;

•	Southeast, which includes Florida, South Georgia and off-shore quarry operations in the Bahamas and Nova Scotia;

•	West, which includes Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Utah, Washington and Wyoming.
The Corporation identified its reporting units as its operating segments or one level below its operating segments, referred to as components, if certain criteria were met. These criteria include the component having discrete financial information available and the information being regularly reviewed by the Corporation’s Chief Operating Decision Maker. Components within an operating segment can be combined into a reporting unit if they have similar economic characteristics. Disclosures for certain of the aforementioned reporting units are consolidated for financial reporting purposes as they meet the aggregation criteria. Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation. The reporting units in 2010 were consistent with the 2009 evaluation.
Goodwill is allocated to each of the reporting units based on the location of acquisitions and divestitures at the time of consummation. Goodwill is tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents step 1 of a two-step approach. If the fair value of a reporting unit exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a step 1 failure and leads to a step 2 evaluation to determine the goodwill write off. If a step 1 failure occurs, the excess of the carrying value over the fair value does not equal the amount of the goodwill write off. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible assets, other than goodwill, similar to the purchase price allocation performed for an acquisition of a business. The remaining unallocated fair value represents the implied fair value of the goodwill. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. When performing step 2 and allocating a reporting unit’s fair value, assets having a higher fair value as compared to book value increase any possible write off of impaired goodwill.
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
In 2010, the impairment evaluation was performed as of October 1, which represents the ongoing annual evaluation date. The fair values of all reporting units were recalculated using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a discount rate ranging from 9.5% to 10.5%, depending on the reporting unit, and a 3.5% terminal growth rate. The total fair value of the reporting units and the Specialty Products segment was compared to the Corporation’s market capitalization plus a control premium. The market capitalization was based on the Corporation’s average closing stock price for the ten trading days nearest to the evaluation date. The reasonableness of the control premium was assessed based on other transactions in the aggregates industry. The fair values for each reporting unit exceeded their respective carrying values.
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
A discount rate is calculated for each reporting unit and represents each reporting unit’s weighted average cost of capital. The calculation of the discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, small-stock premium, company-specific premium, and borrowing rate.
The terminal growth rate was selected based on the projected annual increase in Gross Domestic Product.
The West reporting unit is significant to the evaluation as $399 million of the Corporation’s goodwill at December 31, 2010 is attributable to this reporting unit. For the 2010 evaluation, the excess of fair value over carrying value for this reporting unit was $1.1 billion.
The South Central reporting unit has $78 million of goodwill. The fair value of this reporting unit exceeded the carrying value by 12% in 2010. The fair value of this reporting unit was valued using a discount rate of 10.5%. For sensitivity purposes, a 100-basis-point increase in the discount rate would result in this reporting unit failing the Step 1 analysis.
Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future goodwill impairment evaluations could be negatively affected. Additionally, the total estimated fair value is impacted by the Corporation’s market capitalization. Therefore, a decrease in the Corporation’s stock price could result in lower fair values of the respective reporting units. Further, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation model for the 2011 evaluation. The potential write off of goodwill from future evaluations represents a risk to the Corporation.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 67

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Pension Expense-Selection of Assumptions
The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 25 through 29). Annual pension expense (inclusive of SERP expense) consists of several components:
•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.

•	Interest Cost, which represents the accretion cost on the liability that has been discounted to its present value.

•	Expected Return on Assets, which represents the expected investment return on pension fund assets.

•	Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2010, the unrecognized actuarial loss and unrecognized prior service cost were $98.4 million and $3.1 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $98.4 million unrecognized actuarial loss consists of approximately $58.5 million that is currently subject to amortization in 2011 and $39.9 million that is not subject to amortization in 2011. Assuming the December 31, 2010 projected benefit obligation and an average remaining service life of 7.8 years, approximately $7.5 million of amortization of the actuarial loss will be a component of 2011 annual pension expense.
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
Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation selected a hypothetical portfolio of Moody’s Aa bonds with maturities that mirror the benefit obligations to determine the discount rate. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption would have the most significant impact on the annual pension expense.
Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense. Due to management delaying salary increases in response to the current economic environment, the actual rate of increase in compensation levels in 2010 was lower than the assumed long-term rate of increase of 5.0%.
In 2010, the Corporation invested approximately 5% of its pension assets in alternative investment vehicles chosen, in part, to help mitigate the volatility of plan asset returns.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 68

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Management’s selection of the expected long-term rate of return on pension fund assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets. Given that these returns are long-term, there are generally not significant fluctuations in the expected rate of return from year to year. Management selected an expected return on assets assumption of 7.75% at December 31, 2010, which is consistent with the rate selected at December 31, 2009. The following table presents the expected return on pension fund assets as compared with the actual return on pension assets for 2010, 2009 and 2008:

	Expected Return	Actual Return
(in thousands)	on Pension Assets	on Pension Assets

2010[1]	$21,041	$33,973
2009[2]	$16,271	$48,169
2008[3]	$22,530	$(78,462)

[1]	Return on assets is for the period January 1, 2010 to December 31, 2010.

[2]	Return on assets is for the period January 1, 2009 to December 31, 2009.

[3]	Return on assets is for the period December 1, 2007 to December 31, 2008.
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
Assumptions are selected on December 31 to be used in the calculation of the succeeding year’s expense. For the 2010 pension expense, the assumptions selected at December 31, 2009 were as follows:

Discount rate		5.90%
Rate of increase in future compensation levels		5.00%
Expected long-term rate of return on assets		7.75%
Average remaining service period for participants	8.0	years
RP 2000 Mortality Table
Using these assumptions, the 2010 pension expense was $26.6 million, including settlement expense of $3.5 million. A change in the assumptions would have had the following impact on the 2010 expense:
•	A change of 25 basis points in the discount rate would have changed 2010 expense by approximately $1.6 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2010 expense by approximately $0.7 million.
For the 2011 pension expense, the assumptions selected were as follows:

Discount rate		5.84%
Rate of increase in future compensation levels		5.00%
Expected long-term rate of return on assets		7.75%
Average remaining service period for participants	7.8	years
RP 2000 Mortality Table
Using these assumptions, the 2011 pension expense is expected to be approximately $19.5 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2011 expected expense:
•	A change of 25 basis points in the discount rate would change the 2011 expected expense by approximately $1.8 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2011 expected expense by approximately $0.8 million.
The Corporation made pension plan contributions of $68.7 million in the five-year period ended December 31, 2010. Despite these contributions, the Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $87.0 million at December 31, 2010. The Corporation expects to make pension plan contributions of $34.5 million in 2011.
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
Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Corporation conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions can have a material effect on the ETR. The effect of these changes, if any, is recognized when the change is effective. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the “Act”) allows 100-percent expensing for qualified property acquired and placed in service after September 8, 2010 and prior to January 1, 2012. The Act should reduce cash paid for taxes in 2011, but will increase 2011 income tax expense due to its effect on the depletion and production deductions.
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
Temporary differences reflect revenues or expenses that are recognized in financial reporting in one period and taxable income in a different period. An example of a temporary difference is the use of the straight-line method of depreciation of machinery and equipment for financial reporting purposes and the use of an accelerated method for income tax purposes. Temporary differences result from differences between the financial reporting basis and tax basis of assets or liabilities and give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences occur, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense as reported in the Corporation’s consolidated statements of earnings is not changed by temporary differences.
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
financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2010, the Corporation had net operating loss carryforwards and tax credit carryforwards of $130.7 million with varying expiration dates and related deferred tax assets of $10.0 million. The deferred tax assets have a reserve of $7.1 million which was established based on the uncertainty of generating future taxable income in the jurisdictions during the limited period that the net operating loss carryforwards and tax credit carryforwards can be utilized under state statutes.
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
Tax depletion in excess of book basis for mineral reserves is the single largest recurring permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates such as profitability by tax unit, which compound the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings. In 2010, tax depletion in excess of book basis positively affected the estimated effective income tax rate by 1,370 basis points.
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
For 2010, an overall estimated ETR of 22.9% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect 2010 income tax expense by $1.3 million.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 71

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. The Corporation recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The Corporation has established reserves of $11.0 million for uncertain tax positions at December 31, 2010. The Corporation analyzes the reserves quarterly and, if necessary, adjusts based on changes in underlying facts and circumstances. The Corporation does not expect unrecognized tax benefits to significantly change during 2011. The Corporation’s open tax years that are subject to federal examination are 2007 to 2010. Further, certain state and foreign tax jurisdictions have open tax years from 2004 to 2010.
Acquisitions — Purchase Price Allocation
The Corporation’s Board of Directors and management regularly review strategic long-term plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase the Corporation’s market share and/or are related to existing markets of the Corporation. When an acquisition is completed, the Corporation’s consolidated statement of earnings includes the operating results of the acquired business starting from the date of acquisition, which is the date that control is obtained. The purchase price is determined based on the fair value of assets given to and liabilities assumed from the seller as of the date of acquisition. The Corporation allocates the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation is a critical accounting policy because the estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions. Further, the amounts and useful lives assigned to depreciable and amortizable assets versus amounts assigned to goodwill, which is not amortized, can significantly affect the results of operations in the period of and in periods subsequent to a business combination.
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
Level 3 fair values are used to value acquired mineral reserves, mineral interests, and separately-identifiable intangible assets. The fair values of mineral reserves and mineral interests are determined using an excess earnings approach, which requires management to estimate future cash flows, net of capital investments in the specific operation and contributory asset charges. The estimate of future cash flows is based on available historical information and on future expectations and assumptions deemed reasonable by management, but is inherently uncertain. Key assumptions in estimating future cash flows include sales price, shipment volumes and costs. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model. The rate is selected based on the required rate of return that a hypothetical market participant would require if purchasing the acquired business combination, with an adjustment for the risk of the assets generating the projected cash flows.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries           page 72

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The Corporation values separately-identifiable acquired intangible assets which may include, but are not limited to, noncompetition agreements, customer relationships and permits. The fair value of noncompetition agreements is generally based on the probability that a seller would compete with the Corporation in the absence of an agreement and an estimation of the earnings that would be in jeopardy due to the hypothetical competition. The fair values of customer relationships and permits are generally determined using a cost approach based on the estimated amount to purchase or replace the asset. Amortization periods are based on either the contractual rights or the expected useful life of the asset, if not contractually specified.
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
During 2010, the Corporation invested $43.3 million in business combinations and allocated this amount to assets acquired and liabilities assumed.
Property, Plant and Equipment
Property, plant and equipment represent 55% of total assets at December 31, 2010 and accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.
The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 61 and 62). The depth of overburden and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties and, for quality control, calculating overburden volumes and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.
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
The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 61 and 62).
Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach for the life of the proven and probable reserves.
The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. During 2010, depletion expense was $4.3 million.
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
Inventory Standards
The Corporation values its finished goods inventories under the first-in, first-out methodology using standard costs. For quarries, the standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or market, and adjusting, if necessary, for normal capacity levels and abnormal costs. In addition to production costs, the standards for distribution yards include a freight component for the cost of transporting the inventory from a quarry to the distribution yard and materials handling costs. Preoperating start-up costs are expensed as incurred and are not capitalized as part of inventory costs.
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
Liquidity and Cash Flows
Operating Activities
The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by operations was $269.8 million in 2010, compared with $318.4 million in 2009 and $345.6 million in 2008. These cash flows were derived, substantially, from consolidated net earnings before deducting certain noncash charges for depreciation, depletion and amortization of its properties and intangible assets. Depreciation, depletion and amortization are as follows:

years ended December 31
(add 000)	2010	2009	2008

Depreciation	$174,142	$172,026	$163,334
Depletion	4,283	4,024	4,644
Amortization	3,112	3,341	3,151

Total	$181,537	$179,391	$171,129

The $48.6 million decrease in cash provided by operating activities in 2010 compared with 2009 is primarily due to a $20.5 million increase in accounts receivables in 2010 due to higher sales. This compares to the $48.5 million reduction in accounts receivable in 2009, and an increase in cash provided by operating activities, when sales declined.
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
Martin Marietta Materials, Inc. and Consolidated Subsidiaries      page 75

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Investing Activities
Net cash used for investing activities was $174.2 million in 2010, $185.0 million in 2009 and $450.8 million in 2008.
Cash used for investing activities was $10.8 million lower in 2010 compared with 2009, primarily due to a reduction in capital spending and lower amounts paid for acquisitions.
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
Capital spending by reportable segment, excluding acquisitions, was as follows:

(add 000)	2010	2009	2008

Mideast Group	$36,057	$39,636	$83,566
Southeast Group	32,786	37,355	92,474
West Group	58,819	46,023	63,750

Total Aggregates Business	127,662	123,014	239,790
Specialty Products	6,431	10,766	9,814
Corporate	1,823	5,450	8,642

Total	$135,916	$139,230	$258,246

Spending for property, plant and equipment is expected to approximate $175 million in 2011, including the Hunt Martin Materials joint venture but exclusive of acquisitions.
Proceeds from divestitures and sales of assets include the cash from the sales of surplus land and equipment and the divestitures of several Aggregates operations. These proceeds provided pretax cash of $5.0 million, $7.8 million and $26.0 million in 2010, 2009 and 2008, respectively.
Financing Activities
The Corporation used $288.9 million of cash for financing activities during 2010. A total of $92.5 million and $122.9 million was provided by financing activities in 2009 and 2008, respectively.
In 2010, the Corporation made net repayments of long-term debt of $219.7 million, including the repayment of $217.6 million of Floating Rate Senior Notes through the use of available cash. In 2009, the Corporation made net repayments of long-term debt of $106.0 million, which primarily reflects the repayment of $200.0 million on the Credit Agreement partially offset by borrowings under the Term Loan. In 2008, the Corporation had net borrowings of long-term debt of $220.8 million, excluding debt issuance costs, primarily related to the issuance of $300.0 million of Senior Notes and $200.0 million of borrowings under the Credit Agreement offset by the repayment of $200.0 million of Notes and $72.0 million of commercial paper borrowings.
In 2010, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.60 per share. Total cash dividends were $73.6 million in 2010, $71.2 million in 2009 and $62.5 million in 2008.
Cash provided by issuances of common stock, which represents the exercises of stock options and, for 2009, offerings of common stock, was $3.0 million, $294.2 million and $3.3 million in 2010, 2009 and 2008, respectively. During 2009, the Corporation offered and sold 3.8 million shares of common stock.
Excess tax benefits from stock-based compensation transactions were $1.3 million in 2010, $0.6 million in 2009 and $3.4 million in 2008.
In 2009, the Corporation purchased the remaining noncontrolling interest in a joint venture for $17.1 million.
Capital Structure and Resources
Long-term debt, including current maturities, decreased to $1.031 billion at the end of 2010 from $1.250 billion at the end of 2009. The Corporation’s debt at December 31, 2010 was principally in the form of publicly-issued long-term notes and debentures and $111.8 million of borrowings under the Term Loan.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 76

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The Credit Agreement, AR Credit Facility and Term Loan are subject to a leverage ratio covenant. The Corporation’s ratio of consolidated debt to consolidated earnings before interest expense, tax expense, and depreciation, depletion and amortization expense (“EBITDA”), as defined, for the trailing twelve months (the “Ratio”) may not exceed 3.50 to 1.00 as of the end of any fiscal quarter. The calculation may exclude debt incurred in connection with an acquisition for a period of 180 days provided that the Ratio does not exceed the limit by 0.25 and so long as the Corporation maintains specified ratings on its long-term unsecured debt.
The Ratio is calculated as total long-term debt, including debt guaranteed by the Corporation, divided by consolidated EBITDA, as defined, for the trailing twelve months. Consolidated EBITDA is generally defined as earnings before interest expense, income tax expense, and depreciation, depletion and amortization expense for continuing operations. Additionally, stock-based compensation expense is added back and interest income is deducted in the calculation of consolidated EBITDA. Certain other nonrecurring noncash items, if they occur, can affect the calculation of consolidated EBITDA. At December 31, 2010, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve month EBITDA was 2.73 times and was calculated as follows (dollars in thousands):

Twelve-Month Period
January 1, 2010 to
December 31, 2010

Earnings from continuing operations	$96,827
Add back:
Interest expense	68,456
Income tax expense	29,181
Depreciation, depletion and amortization expense	176,631
Stock-based compensation expense	14,675
Deduct:
Interest income	(1,092)

Consolidated EBITDA, as defined	$384,678

Consolidated debt, including debt guaranteed by the Corporation, at December 31, 2010	$1,048,956

Consolidated debt-to-consolidated EBITDA, as defined, at December 31, 2010 for trailing twelve-month EBITDA	2.73 x

In the event of a default on the leverage ratio, the lenders can terminate the Credit Agreement, the AR Credit Facility and the Term Loan and declare any outstanding balance as immediately due. The expected renegotiation of the Corporation’s short-term credit facilities and refinancing of the $242 million of Notes due in April 2011 will increase the amount of the Corporation’s outstanding debt that bears interest at a variable rate. Based on the current LIBOR rate, management expects total interest expense in 2011 to be lower compared with 2010.
Total equity increased to $1.468 billion at December 31, 2010 from $1.406 billion at December 31, 2009. At December 31, 2010, the Corporation had an accumulated other comprehensive loss of $53.7 million, resulting from unrecognized actuarial losses and prior service costs related to pension and postretirement benefits, foreign currency translation gains and the unrecognized loss on terminated forward starting swap agreements. Total equity at December 31, 2010 includes $42.8 million of noncontrolling interests. At December 31, 2010, 5.0 million shares of common stock were remaining under the Corporation’s repurchase authorization. The Corporation may repurchase shares of its common stock in the open market or through private transactions at such prices and upon such terms as the Chief Executive Officer deems appropriate.
At December 31, 2010, the Corporation had $70.3 million in cash and short-term investments that are considered cash equivalents. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowings. The Corporation typically invests excess funds in money market funds or Eurodollar time deposit accounts, which are exposed to bank solvency risk and are FDIC insured up to $250,000. Funds not yet available in lockboxes generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100 million to be maintained at any one bank.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 77

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Cash on hand, along with the Corporation’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise, and allow for payment of dividends. As of December 31, 2010, the Corporation had $323 million of unused borrowing capacity under the Credit Agreement and $100 million of unused borrowing capacity under the AR Credit Facility, subject to complying with the related leverage covenant. Of the $423 million of unused borrowing capacity, $212 million, or 50%, has been committed from Wells Fargo. Management does not expect any material change in this commitment prior to the expiration of the facilities. The Credit Agreement expires on June 30, 2012 and the AR Credit Facility terminates on April 20, 2012. Borrowings under the Credit Agreement are unsecured and may be used for general corporate purposes, including to support the Corporation’s commercial paper program. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions (see section Current Market Environment and Related Risks on page 63).
The Corporation may be required to obtain financing in order to fund certain strategic acquisitions, if any such opportunities arise, or to refinance outstanding debt. Any strategic acquisition of size would require an appropriate balance of newly-issued equity with debt in order to maintain an investment-grade credit rating. Furthermore, the Corporation is exposed to risk from tight credit markets, through the interest cost related to its variable rate debt, which includes borrowings under its short-term credit facilities. The Corporation’s credit ratings are investment-grade level and did not change in 2010. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at those levels.
Contractual and Off Balance Sheet Obligations
At December 31, 2010, the Corporation’s recorded benefit obligation related to postretirement benefits totaled $45.2 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan.
The Corporation has other retirement benefits related to the qualified pension plan and the SERP. At December 31, 2010, the qualified pension plan is unfunded by $74.0 million. Inclusive of required amounts, the Corporation estimates that it will make contributions of $34.5 million in 2011. Any contributions beyond 2011 are currently undeterminable and will depend on the investment return on the related pension assets. At December 31, 2010, the Corporation had a total obligation of $13.0 million related to the SERP.
As of December 31, 2010, the Corporation had $11.0 million of reserves for uncertain tax positions. Such accruals may become payable if the tax positions are not sustained upon examination by a taxing authority.
In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. For operating leases and royalty agreements, amounts due are expensed in the period incurred. Management anticipates that, in the ordinary course of business, the Corporation will enter into royalty agreements for land and mineral reserves during 2011.
The Corporation is a minority member of a limited liability company whereby the majority member is paid preferred returns.
The Corporation has purchase commitments for property, plant and equipment of $24.4 million as of December 31, 2010. The Corporation also has other purchase obligations related to energy and service contracts which totaled $17.8 million as of December 31, 2010.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries     page 78

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
The Corporation’s contractual commitments as of December 31, 2010 are as follows:

(add 000)	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5 yrs.

ON BALANCE SHEET:
Long-term debt	$1,030,759	$248,714	$110,613	$436	$670,996
Postretirement benefits	45,210	4,100	9,028	9,841	22,241
Qualified pension plan contributions	34,500	34,500	—	—	—
SERP	13,031	1,934	2,020	90	8,987
Uncertain tax positions	11,011	—	11,011	—	—
Other commitments	884	64	128	128	564
OFF BALANCE SHEET:
Interest on noncallable publicly-traded long-term debt	702,136	52,499	88,350	88,350	472,937
Operating leases	320,185	70,236	93,633	71,650	84,666
Royalty agreements	72,470	9,142	16,989	13,905	32,434
Purchase commitments — capital	24,434	24,434	—	—	—
Preferred payments to LLC majority member	1,002	1,002	—	—	—
Other commitments — energy and services	17,821	17,058	763	—	—

Total	$2,273,443	$463,683	$332,535	$184,400	$1,292,825

Notes A, G, I, J, L and N to the audited consolidated financial statements on pages 13 through 17; 20 through 22; 23 through 25; 25 through 29; 31; and 32 through 34, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.
Contingent Liabilities and Commitments
On July 14, 2010, the Corporation entered into a reimbursement and indemnification agreement with Fifth Third Bank (“Fifth Third”), pursuant to which Fifth Third issued a letter of credit for the repayment of amounts borrowed by an affiliate under a $20.0 million two-year revolving line of credit provided by Fifth Third and the Corporation agreed to reimburse Fifth Third for any amounts funded under the letter of credit. Additionally, on July 13, 2010, the Corporation provided Bank of America, N.A. with a guarantee of $12.4 million of payment obligations of the Corporation’s affiliate under certain equipment lease agreements. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from either the reimbursement and indemnification agreement or the guarantee agreement. The Corporation holds a subordinate lien of the affiliate’s assets as collateral for potential payments under the reimbursement and indemnification agreement. As of December 31, 2010, no payments have been made under the guarantee arrangements.
The Corporation has entered into standby letter of credit agreements relating to certain insurance claims, utilities and property improvements. At December 31, 2010, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $10.9 million. Certain of these underlying obligations are accrued on the Corporation’s balance sheet.
In the normal course of business at December 31, 2010, the Corporation was contingently liable for $118.5 million in surety bonds underwritten by Safeco Corporation, a subsidiary of Liberty Mutual Group, that guarantee its own performance and are required by certain states and municipalities and their related agencies. Certain of the bonds guarantee performance of obligations, including asset retirement requirements, are accrued on the Corporation’s balance sheet. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits. Three of these bonds total $45.7 million, or 39% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 79

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Quantitative and Qualitative Disclosures about Market Risk
As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see section Business Environment on pages 48 through 65).
Management has considered the current economic environment and its potential impact to the Corporation’s business. Demand for aggregates products, particularly in the nonresidential and residential construction markets, could decline if companies and consumers are unable to obtain financing for construction projects or if the economic recession causes delays or cancellations to capital projects. Additionally, declining tax revenues and state budget deficits have negatively affected states’ abilities to finance infrastructure construction projects.
Demand in the residential construction market is affected by interest rates. The Federal Reserve kept the federal funds rate at zero percent during 2010. The residential construction market accounted for approximately 7% of the Corporation’s aggregates product line shipments in 2010.
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
Variable-Rate Borrowing Facilities
The Corporation has a $325.0 million Credit Agreement which supports its commercial paper program. The Corporation also has a $100.0 million AR Credit Facility and the $130.0 million Term Loan. Borrowings under these facilities and the commercial paper program bear interest at a variable interest rate. A hypothetical 100-basis-point increase in interest rates on borrowings of $111.8 million, which is the outstanding balance at December 31, 2010, would increase interest expense by $1.1 million on an annual basis. Wells Fargo has collective commitments of $212.5 million under the Corporation’s short-term borrowing facilities.
Pension Expense
The Corporation’s results of operations are affected by its pension expense. Assumptions that affect this expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates on pages 66 through 75.
Energy Costs
Energy costs, including diesel fuel, natural gas and liquid asphalt, represent significant production costs for the Corporation. A hypothetical 10% change in the Corporation’s energy prices in 2011 as compared with 2010, assuming constant volumes, would impact 2011 pretax earnings by approximately $15.6 million.
Aggregate Risk for Interest Rates and Energy Sector Inflation
The pension expense for 2010 was calculated based on assumptions selected at December 31, 2009. Therefore, interest rate risk in 2010 was limited to the potential effect related to borrowings under variable-rate facilities. The effect of a hypothetical 1% increase in interest rates on $111.8 million of variable-rate borrowings would be an increase of $1.1 million in interest expense in 2011. Additionally, a 10% change in energy costs would impact annual pretax earnings by approximately $15.6 million.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 80

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)
Forward-Looking Statements — Safe Harbor Provisions
If you are interested in Martin Marietta Materials, Inc. stock, management recommends that, at a minimum, you read the Corporation’s current annual report and Forms 10-K, 10-Q and 8-K reports to the SEC over the past year. The Corporation’s recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Corporation’s website at www.martinmarietta.com and are also available at the SEC’s website at www.sec.gov. You may also write or call the Corporation’s Corporate Secretary, who will provide copies of such reports.
Investors are cautioned that all statements in this press release that relate to the future involve risks and uncertainties, and are based on assumptions that the Corporation believes in good faith are reasonable but which may be materially different from actual results. Forward-looking statements give the investor the Corporation’s expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only historical or current facts. They may use words such as “anticipate,” “expect,” “should be,” “believe,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of the Corporation’s forward-looking statements here and in other publications may turn out to be wrong.
Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this press release include, but are not limited to, the performance of the United States economy; wide-spread decline in aggregates pricing; the level and timing of federal and state transportation funding, including federal stimulus projects and most particularly in North Carolina, one of the Corporation’s largest and most profitable states, and Georgia, Texas, Iowa and Louisiana, which when coupled with North Carolina, represented 55% of 2010 net sales of the Aggregates business; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets the Corporation serves; the severity of a continued decline in the commercial component of the nonresidential construction market, notably office and retail space, and a decline in residential construction; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought in the markets served by the Corporation; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; weakening in the steel industry markets served by the Corporation’s dolomitic lime products; inflation and its effect on both production and interest costs; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with the Corporation’s leverage ratio debt covenant; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Corporation’s tax rate; violation of the debt covenant if price and/or volumes decline worse than expected; downward pressure on the Corporation’s common stock price and its impact on goodwill impairment evaluations; and other risk factors listed from time to time found in the Corporation’s filings with the Securities and Exchange Commission. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements.
For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s Securities and Exchange Commission filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 37 through 81 of the 2010 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 13 through 17 and 32 through 34, respectively, of the audited consolidated financial statements included in the 2010 Annual Report.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 81

QUARTERLY PERFORMANCE
(unaudited)
(add 000, except per share and stock prices)

									Net Earnings (Loss)
							Consolidated Net		Attributable to Martin
	Total Revenues[1]		Net Sales[1]		Gross Profit[1]		Earnings (Loss)[1]		Marietta Materials, Inc.
Quarter	2010	2009	2010	2009	2010	2009	2010[3,4,5]	2009[6]	2010[3,4,5]	2009[6]

First	$340,944	$374,561	$295,561	$329,842	$19,613	$48,535	$(24,748)	$(6,374)	$(24,180)	$(5,764)
Second	504,630	465,385	442,784	410,689	117,698	111,717	54,948	40,585	54,399	38,862
Third	509,303	487,967	443,709	428,271	113,795	117,748	53,256	56,868	51,990	55,514
Fourth	427,980	374,690	368,841	327,838	70,845	59,733	15,208	(2,915)	14,803	(3,153)

Totals	$1,782,857	$1,702,603	$1,550,895	$1,496,640	$321,951	$337,733	$98,664	$88,164	$97,012	$85,459

Per Common Share
							Stock Prices
	Basic Earnings (Loss)[2]		Diluted Earnings (Loss)[2]		Dividends Paid		High	Low	High	Low
Quarter	2010[3,4,5]	2009[6]	2010[3,4,5]	2009[6]	2010	2009	2010		2009

First	$(0.54)	$(0.14)	$(0.54)	$(0.14)	$0.40	$0.40	$93.43	$74.00	$105.49	$67.25
Second	1.18	0.86	1.18	0.86	0.40	0.40	$100.33	$83.53	$96.70	$75.72
Third	1.13	1.23	1.13	1.23	0.40	0.40	$88.89	$71.50	$103.44	$73.78
Fourth	0.32	(0.07)	0.32	(0.07)	0.40	0.40	$95.00	$76.94	$96.87	$77.36

Totals	$2.11	$1.92	$2.10	$1.91	$1.60	$1.60

[1]	Amounts may not equal amounts previously reported in the Corporation’s Forms 10-Q, as amounts have been recast to reflect discontinued operations.

[2]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[3]	Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the second quarter of 2010 were increased by $2.8 million, or $0.06 per basic and diluted share, for the reversal of the excess West Group legal reserve upon settlement of legal proceedings.

[4]	Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the third quarter of 2010 included the reversal of $5.6 million, or $0.12 per basic and diluted share, in tax reserves for the effective settlement of issues related to the 2004 and 2005 tax years, the effective settlement of the Internal Revenue Service audit for the 2007 tax year and the expiration of the statute of limitations for federal examination of the 2006 tax year.

[5]	Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2010 were decreased by $0.9 million, or $0.02 per basic and diluted share, for the increase in insurance reserves in the ordinary course of business.

[6]	Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2009 were increased by $1.3 million, or $0.03 per basic and diluted share, for the decrease in insurance reserves in the ordinary course of business, and decreased by $8.0 million, or $0.18 per basic and diluted share, for the West Group legal reserve.
At February 16, 2011, there were 760 shareholders of record.
The following presents total revenues, net sales, net earnings (loss) and earnings per diluted share attributable to discontinued operations:

							Earnings per
(add 000, except per share)	Total Revenues[1]		Net Sales[1]		Net Earnings (Loss)[1]		Diluted Share[1,2]
Quarter	2010	2009	2010	2009	2010	2009	2010	2009

First	$17	$540	$17	$540	$111	$43	$—	$—
Second	41	671	41	671	2	414	—	0.01
Third	45	409	45	408	—	(9)	—	—
Fourth	133	150	133	150	72	(171)	—	—

Totals	$236	$1,770	$236	$1,769	$185	$277	$—	$0.01

Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 82

FIVE YEAR SELECTED FINANCIAL DATA
(add 000, except per share)

	2010	2009	2008	2007	2006

Consolidated Operating Results
Net sales	$1,550,895	$1,496,640	$1,859,697	$1,950,396	$1,911,164
Freight and delivery revenues	231,962	205,963	256,724	238,852	259,277

Total revenues	1,782,857	1,702,603	2,116,421	2,189,248	2,170,441

Cost of sales, other costs and expenses	1,362,327	1,298,680	1,541,126	1,538,246	1,535,934
Freight and delivery costs	231,962	205,963	256,724	238,852	259,277

Cost of operations	1,594,289	1,504,643	1,797,850	1,777,098	1,795,211
Other operating (income) and expenses, net	(7,786)	10,383	(4,815)	(18,077)	(12,640)

Earnings from Operations	196,354	187,577	323,386	430,227	387,870
Interest expense	68,456	73,460	74,299	60,893	40,359
Other nonoperating expenses and (income), net	202	(1,145)	1,958	(7,291)	(4,980)

Earnings from continuing operations before taxes on income	127,696	115,262	247,129	376,625	352,491
Taxes on income	29,217	27,375	72,088	115,360	107,298

Earnings from Continuing Operations	98,479	87,887	175,041	261,265	245,193
Discontinued operations, net of taxes	185	277	4,709	2,074	1,987

Consolidated net earnings	98,664	88,164	179,750	263,339	247,180
Less: Net earnings attributable to noncontrolling interests	1,652	2,705	3,494	590	1,758

Net Earnings Attributable to Martin Marietta Materials, Inc.	$97,012	$85,459	$176,256	$262,749	$245,422

Basic Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (see Note A):
Earnings from continuing operations available to common shareholders	$2.11	$1.91	$4.09	$6.04	$5.31
Discontinued operations available to common shareholders	—	0.01	0.11	0.05	0.04

Basic Earnings Per Common Share	$2.11	$1.92	$4.20	$6.09	$5.35

Diluted Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (See Note A):
Earnings from continuing operations available to common shareholders	$2.10	$1.90	$4.07	$5.98	$5.23
Discontinued operations available to common shareholders	—	0.01	0.11	0.05	0.04

Diluted Earnings Per Common Share	$2.10	$1.91	$4.18	$6.03	$5.27

Cash Dividends Per Common Share	$1.60	$1.60	$1.49	$1.24	$1.01

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$83,380	$60,303	$57,967	$44,285	$25,317
Current assets — other	612,831	796,557	607,064	581,725	567,037
Property, plant and equipment, net	1,687,830	1,692,905	1,690,529	1,433,553	1,295,491
Goodwill	626,527	624,224	622,297	574,667	570,538
Other intangibles, net	17,548	12,469	13,890	9,426	10,948
Other noncurrent assets	46,627	52,825	40,755	40,149	37,090

Total Assets	$3,074,743	$3,239,283	$3,032,502	$2,683,805	$2,506,421

Current liabilities — other	$136,779	$147,434	$146,109	$230,480	$189,116
Current maturities of long-term debt and short-term facilities	248,714	226,119	202,530	276,136	125,956
Long-term debt	782,045	1,023,492	1,152,414	848,186	579,308
Pension, postretirement and postemployment benefits, noncurrent	127,671	160,354	207,830	103,518	106,413
Noncurrent deferred income taxes	228,698	195,946	174,308	160,902	159,094
Other noncurrent liabilities	82,577	79,527	82,051	72,595	45,104
Shareholders’ equity	1,425,440	1,365,240	1,021,704	945,991	1,253,972
Noncontrolling interests	42,819	41,171	45,556	45,997	47,458

Total Liabilities and Equity	$3,074,743	$3,239,283	$3,032,502	$2,683,805	$2,506,421

Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 83

COMMON STOCK PERFORMANCE GRAPH
The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P 500 Materials Index.
Cumulative Total Return1

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Martin Marietta Materials, Inc.	$100.00	$136.76	$176.15	$130.94	$122.75	$128.84
S&P 500 Index	$100.00	$115.61	$121.95	$77.38	$97.44	$111.89
S&P 500 Materials Index	$100.00	$118.69	$145.25	$79.96	$118.22	$144.17

[1]	Assumes that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.
Martin Marietta Materials, Inc. and Consolidated Subsidiaries       page 84