Form 10-K, Exhibit 13
period 2011-12-31
MARTIN MARIETTA MATERIALS INC
filed 2012-02-29
CIK 916076

Exhibit 13

STATEMENT OF FINANCIAL RESPONSIBILITY AND REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2011 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2011 and 2010, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2011, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, that assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, accountability for assets is maintained and financial statements are prepared and presented fairly in accordance with accounting principles generally accepted in the United States. Internal control systems over financial reporting have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. As permitted by the Securities and Exchange Commission, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its newly-acquired Denver operations, which are included in the 2011 consolidated financial statements and constituted 7% of consolidated total assets as of December 31, 2011.

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

Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2011.

The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

C. Howard Nye	Anne H. Lloyd
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Treasurer
February 29, 2012

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility and Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its newly-acquired Denver operations, which are included in the 2011 consolidated financial statements of Martin Marietta Materials, Inc. and constituted approximately 7% of consolidated total assets as of December 31, 2011. Our audit of internal control over financial reporting of Martin Marietta Materials, Inc. also did not include an evaluation of the internal control over financial reporting of these newly-acquired Denver operations.

In our opinion, Martin Marietta Materials, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2011, of Martin Marietta Materials, Inc. and our report dated February 29, 2012, expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 29, 2012

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2011 and 2010, and the related consolidated statements of earnings, total equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012, expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 29, 2012

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 8

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2011	2010	2009

Net Sales	$1,519,961	$1,475,717	$1,419,668
Freight and delivery revenues	193,862	177,168	153,648

Total revenues	1,713,823	1,652,885	1,573,316

Cost of sales	1,217,946	1,153,991	1,088,101
Freight and delivery costs	193,862	177,168	153,648

Total cost of revenues	1,411,808	1,331,159	1,241,749

Gross Profit	302,015	321,726	331,567
Selling, general and administrative expenses	124,138	130,422	135,881
Business development costs	18,575	1,220	2,199
Other operating (income) and expenses, net	(1,720)	(8,298)	10,575

Earnings from Operations	161,022	198,382	182,912
Interest expense	58,586	68,440	73,455
Other nonoperating expenses and (income), net	1,834	198	(1,165)

Earnings from continuing operations before taxes on income	100,602	129,744	110,622
Taxes on income	20,986	30,918	25,974

Earnings from Continuing Operations	79,616	98,826	84,648
Gain (Loss) on discontinued operations, net of related tax expense (benefit) of $2,208, ($1,575) and $1,593, respectively	3,957	(162)	3,516

Consolidated net earnings	83,573	98,664	88,164
Less: Net earnings attributable to noncontrolling interests	1,194	1,652	2,705

Net Earnings Attributable to Martin Marietta Materials, Inc.	$82,379	$97,012	$85,459

Net Earnings (Loss) Attributable to Martin Marietta Materials, Inc.
Earnings from continuing operations	$78,422	$97,174	$81,943
Discontinued operations	3,957	(162)	3,516

	$82,379	$97,012	$85,459

Net Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (See Note A)
— Basic from continuing operations available to common shareholders	$1.70	$2.11	$1.84
— Discontinued operations available to common shareholders	0.09	—	0.08

	$1.79	$2.11	$1.92

— Diluted from continuing operations available to common shareholders	$1.69	$2.10	$1.83
— Discontinued operations available to common shareholders	0.09	—	0.08

	$1.78	$2.10	$1.91

Weighted-Average Common Shares Outstanding
— Basic	45,652	45,485	44,000

— Diluted	45,793	45,659	44,190

The notes on pages 13 to 36 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 9

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2011	2010
Current Assets:
Cash and cash equivalents	$26,022	$70,323
Accounts receivable, net	203,748	183,361
Inventories, net	322,607	331,894
Current deferred income tax benefits	80,674	83,380
Other current assets	24,799	27,253
Total Current Assets	657,850	696,211

Property, plant and equipment, net	1,774,291	1,687,830
Goodwill	616,671	626,527
Other intangibles, net	54,133	17,548
Other noncurrent assets	44,877	46,627
Total Assets	$3,147,822	$3,074,743

Liabilities and Equity (add 000, except parenthetical share data)
Current Liabilities:
Bank overdraft	$––	$2,123
Accounts payable	92,210	60,333
Accrued salaries, benefits and payroll taxes	16,732	17,506
Pension and postretirement benefits	5,250	6,034
Accrued insurance and other taxes	26,408	23,535
Current maturities of long-term debt and short-term facilities	7,182	248,714
Other current liabilities	25,930	27,248
Total Current Liabilities	173,712	385,493

Long-term debt	1,052,902	782,045
Pension, postretirement and postemployment benefits	158,101	127,671
Noncurrent deferred income taxes	222,064	228,698
Other noncurrent liabilities	92,179	82,577
Total Liabilities	1,698,958	1,606,484

Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 45,726,000 and 45,579,000 shares outstanding at December 31, 2011 and 2010, respectively)	456	455
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	401,864	396,485
Accumulated other comprehensive loss	(83,890)	(53,660)
Retained earnings	1,090,891	1,082,160
Total Shareholders’ Equity	1,409,321	1,425,440
Noncontrolling interests	39,543	42,819
Total Equity	1,448,864	1,468,259
Total Liabilities and Equity	$3,147,822	$3,074,743

The notes on pages 13 to 36 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 10

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2011	2010	2009

Cash Flows from Operating Activities:
Consolidated net earnings	$83,573	$98,664	$88,164
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	173,407	181,537	179,391
Stock-based compensation expense	11,522	14,675	20,552
(Gains) Losses on divestitures and sales of assets	(15,494)	(4,492)	2,121
Deferred income taxes	11,324	935	8,685
Excess tax benefits from stock-based compensation transactions	—	(1,291)	(555)
Other items, net	1,598	4,629	(1,018)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(19,375)	(20,546)	48,521
Inventories, net	(5,107)	1,241	(12,525)
Accounts payable	30,387	8,223	(10,452)
Other assets and liabilities, net	(12,741)	(13,767)	(4,516)

Net Cash Provided by Operating Activities	259,094	269,808	318,368

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(155,363)	(135,916)	(139,230)
Acquisitions, net	(91,569)	(43,299)	(49,593)
Proceeds from divestitures and sales of assets	8,008	5,033	7,792
Loan to affiliate	—	—	(4,000)
Railcar construction advances	—	(8,997)	(8,743)
Repayments of railcar construction advances	—	8,997	8,743

Net Cash Used for Investing Activities	(238,924)	(174,182)	(185,031)

Cash Flows from Financing Activities:
Borrowings of long-term debt	495,000	200,000	330,000
Repayments of long-term debt	(470,450)	(419,680)	(236,006)
Repayments on short-term facilities, net	—	—	(200,000)
Debt issuance costs	(3,329)	(80)	(2,389)
Change in bank overdraft	(2,123)	386	(2,940)
Payments on capital lease obligations	—	(308)	(137)
Dividends paid	(73,648)	(73,550)	(71,178)
Distributions to owners of noncontrolling interests	(1,000)	—	(2,562)
Purchase of remaining interest in existing subsidiaries	(10,394)	—	(17,060)
Issuances of common stock	1,473	3,047	294,177
Excess tax benefits from stock-based compensation transactions	—	1,291	555

Net Cash (Used for) Provided by Financing Activities	(64,471)	(288,894)	92,460

Net (Decrease) Increase in Cash and Cash Equivalents	(44,301)	(193,268)	225,797
Cash and Cash Equivalents, beginning of year	70,323	263,591	37,794

Cash and Cash Equivalents, end of year	$26,022	$70,323	$263,591

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$60,740	$68,135	$72,027
Cash paid for income taxes	$13,889	$19,661	$17,087

The notes on pages 13 to 36 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 11

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(add 000, except per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Earnings/(Loss)	Retained Earnings	Total Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2008	41,462	$414	$78,545	$(101,672)	$1,044,417	$1,021,704	$45,556	$1,067,260

Consolidated net earnings	—	—	—	—	85,459	85,459	2,705	88,164
Adjustment for funded status of pension and postretirement benefit plans, net of tax of $15,315	—	—	—	23,409	—	23,409	(2)	23,407
Foreign currency translation gain	—	—	—	2,673	—	2,673	—	2,673
Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $331	—	—	—	506	—	506	—	506
Consolidated comprehensive earnings						112,047	2,703	114,750

Dividends declared ($1.60 per common share)	—	—	—	—	(71,178)	(71,178)	—	(71,178)
Issuances of common stock	3,778	38	293,404			293,442		293,442
Issuances of common stock for stock award plans	159	1	(3,727)	—	—	(3,726)	—	(3,726)
Stock-based compensation expense	—	—	20,552	—	—	20,552	—	20,552
Purchase of remaining interest in existing subsidiaries	—	—	(7,601)	—	—	(7,601)	(4,526)	(12,127)
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(2,562)	(2,562)
Balance at December 31, 2009	45,399	453	381,173	(75,084)	1,058,698	1,365,240	41,171	1,406,411

Consolidated net earnings	—	—	—	—	97,012	97,012	1,652	98,664
Adjustment for funded status of pension and postretirement benefit plans, net of tax of $9,100	—	—	—	19,969	—	19,969	(4)	19,965
Foreign currency translation gain	—	—	—	912	—	912	—	912
Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $355	—	—	—	543	—	543	—	543
Consolidated comprehensive earnings						118,436	1,648	120,084

Dividends declared ($1.60 per common share)	—	—	—	—	(73,550)	(73,550)	—	(73,550)
Issuances of common stock for stock award plans	180	2	637	—	—	639	—	639
Stock-based compensation expense	—	—	14,675	—	—	14,675	—	14,675
Balance at December 31, 2010	45,579	455	396,485	(53,660)	1,082,160	1,425,440	42,819	1,468,259

Consolidated net earnings	—	—	—	—	82,379	82,379	1,194	83,573
Adjustment for funded status of pension and postretirement benefit plans, net of tax of $15,660	—	—	—	(29,959)	—	(29,959)	(31)	(29,990)
Foreign currency translation loss	—	—	—	(853)	—	(853)	—	(853)
Amortization of terminated value of forward starting interest rate swap agreements into interest expense,net of tax of $381	—	—	—	582	—	582	—	582
Consolidated comprehensive earnings						52,149	1,163	53,312

Dividends declared ($1.60 per common share)	—	—	—	—	(73,648)	(73,648)	—	(73,648)
Issuances of common stock for stock award plans	147	1	(2,406)	—	—	(2,405)	—	(2,405)
Stock-based compensation expense	—	—	11,522	—	—	11,522	—	11,522
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(1,000)	(1,000)
Purchase of remaining interest in existing subsidiaries	—	—	(3,737)	—	—	(3,737)	(3,439)	(7,176)
Balance at December 31, 2011	45,726	$456	$401,864	$(83,890)	$1,090,891	$1,409,321	$39,543	$1,448,864

The notes on pages 13 to 36 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 12

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The Corporation’s aggregates products, which include crushed stone, sand and gravel, are used primarily for construction of highways and other infrastructure projects, and in the nonresidential and residential construction industries. Aggregates products are also used in the railroad, environmental, utility and agricultural industries. These aggregates products, along with asphalt products, ready mixed concrete and road paving materials, are sold and shipped from a network of 304 quarries, distribution facilities and plants to customers in 31 states, Canada, the Bahamas and the Caribbean Islands. The Aggregates business contains the following reportable segments: Mideast Group, Southeast Group and West Group. The Mideast Group operates in Indiana, Kentucky, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Mississippi, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Colorado, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, Nevada, North Dakota, Oklahoma, Texas, Utah, Washington and Wyoming. The following states accounted for approximately 57% of the Aggregates business’ 2011 net sales: Texas, North Carolina, Iowa, Georgia and South Carolina.

In addition to the Aggregates business, the Corporation has a Specialty Products segment that produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets, and assumptions used in the calculation of income taxes, retirement and other postemployment benefits. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and declines in construction activity have combined to increase the uncertainty inherent in certain of these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements for the period in which the change in estimate occurs.

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

In 2010, the Corporation was a majority member of a limited liability company whereby the minority member was paid a preferred annual return. In May 2011, the Corporation redeemed the other member’s interest in the limited liability company.

Revenue Recognition. Revenues for product sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically, this occurs when finished products are shipped. Revenues derived from the road paving business are recognized using the percentage completion method. Total revenues include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery costs billed to customers.

Freight and Delivery Costs. Freight and delivery costs represent pass-through transportation costs incurred and paid by the Corporation to third-party carriers to deliver products to customers. These costs are then billed to the Corporation’s customers.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 13

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Cash and Cash Equivalents. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowing facilities. The Corporation typically invests excess funds in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Corporation’s deposits in bank funds generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100,000,000 to be maintained at any one bank.

At December 31, 2011, the Corporation had $26,022,000 in cash and short-term investments that are considered cash equivalents, of which $12,652,000 was deposited in bank time deposit accounts. At December 31, 2010, cash and cash equivalents were $70,323,000, of which $33,037,000 was deposited in bank time deposit accounts and $30,185,000 was invested in money market mutual funds. The remaining balance of cash and cash equivalents represent deposits in transit to the Corporation’s lockbox accounts and deposits held at local banks.

In connection with its guarantee of an affiliate (see Note N), the Corporation is required to maintain funds in depository accounts at Fifth Third Bank (“Fifth Third”) in an amount greater than or equal to $5,000,000. Of the Corporation’s cash and cash equivalents at December 31, 2011, $5,014,000 was on deposit at Fifth Third.

Customer Receivables. Customer receivables are stated at cost. The Corporation does not charge interest on customer accounts receivable. The Corporation records an allowance for doubtful accounts, which includes a provision for probable losses based on historical write offs and a specific reserve for accounts greater than $50,000 deemed at risk. The Corporation writes off customer receivables as bad debt expense when it becomes apparent based upon customer facts and circumstances that such amounts will not be collected.

Inventories Valuation. Inventories are stated at the lower of cost or market. Cost for finished products and in process inventories is determined by the first-in, first-out method. The Corporation records an allowance for finished product inventories in excess of sales for a twelve-month period, as measured by historical sales. The Corporation also establishes an allowance for expendable parts over five years old and supplies over one year old.

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

Properties and Depreciation. Property, plant and equipment are stated at cost. The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	4 to 50 years
Machinery & Equipment	2 to 35 years
Land Improvements	4 to 30 years

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

Derivatives. From time to time, the Corporation holds derivative instruments to manage the exposure of interest rate risk on its long-term debt. When held, the Corporation records derivative instruments at fair value on its consolidated balance sheet. At December 31, 2011 and 2010, the Corporation did not hold any derivative instruments.

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

Stock-Based Compensation. The Corporation has stock-based compensation plans for employees and directors. The Corporation recognizes all forms of stock-based payments to employees, including stock options, as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period.

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

The Corporation uses the lattice valuation model to determine the fair value of stock option awards. The lattice valuation model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data. Other key assumptions used in determining the fair value of the stock options awarded in 2011, 2010 and 2009 were:

	2011	2010	2009
Risk-free interest rate	2.82%	2.97%	3.31%
Dividend yield	1.90%	1.80%	1.70%
Volatility factor	36.70%	37.30%	36.90%
Expected term	7.2 years	7.2 years	7.1 years

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 15

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Based on these assumptions, the weighted-average fair value of each stock option granted was $29.94, $33.95 and $28.72 for 2011, 2010 and 2009, respectively.

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

The Corporation recognizes income tax benefits received on dividends or dividend equivalents of unvested stock-based payments as an increase to additional paid-in capital and includes them in the pool of excess tax benefits.

Environmental Matters. The Corporation records a liability for an asset retirement obligation at fair value in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset’s carrying amount. The estimate of fair value is affected by management’s assumptions regarding the scope of the work required, inflation rates and quarry closure dates.

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

The Corporation records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statements of earnings. At December 31, 2011 and 2010, total interest, net of tax, included in income tax expense in the consolidated statements of earnings was $305,000 and $1,327,000, respectively. At December 31, 2011, accrued interest of $220,000, net of tax benefits of $144,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet; and accrued interest of $54,000, net of tax benefits of $35,000, was recorded as a current liability. At December 31, 2010, accrued interest of $327,000, net of tax benefits of $214,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 16

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The components of accumulated other comprehensive loss are as follows:

December 31 (add 000)	2011	2010	2009
Unrecognized actuarial losses,prior service costs and transition assets related to pension and postretirement benefits	$(84,204)	$(54,245)	$(74,214)
Foreign currency translation gains	5,076	5,929	5,017
Unamortized value of terminated forward starting interestrate swap agreements	(4,762)	(5,344)	(5,887)
Accumulated comprehensive other loss	$(83,890)	$(53,660)	$(75,084)

The components of accumulated other comprehensive loss are net of cumulative noncurrent deferred tax assets as follows:

December 31 (add 000)	2011	2010	2009
Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits	$55,161	$39,501	$48,601
Unamortized value of terminated forward starting interest rate swap agreements	3,116	3,497	3,852
Cumulative noncurrent deferred tax assets	$58,277	$42,998	$52,453

Earnings Per Common Share. The Corporation computes earnings per share (“EPS”) pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Corporation pays nonforfeitable dividend equivalents during the vesting period on its restricted stock awards and incentive stock awards, which results in these being considered participating securities.

The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta Materials, Inc., reduced by dividends and undistributed earnings attributable to the Corporation’s unvested restricted stock awards and incentive stock awards. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards to be issued to employees and non-employee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements if the conversion is dilutive. The diluted per-share computations reflect a change in the number of common shares outstanding (the denominator) to include the number of additional shares that would have been outstanding if the potentially dilutive common shares had been issued.

The following table reconciles the numerator and denominator for basic and diluted earnings per common share:

years ended December 31 (add 000)	2011	2010	2009
Net earnings from continuing operations attributable to Martin Marietta Materials, Inc.	$78,422	$97,174	$81,943
Less: Distributed and undistributed earnings attributable to unvested awards	(657)	(993)	(1,048)
Basic and diluted net earnings available to common shareholders from continuing operations attributable to Martin Marietta Materials, Inc.	77,765	96,181	80,895
Basic and diluted net earnings (loss) available to common shareholders from discontinued operations	3,957	(162)	3,516
Basic and diluted net earnings available to common shareholders attributable to Martin Marietta Materials, Inc.	$81,722	$96,019	$84,411

Basic weighted-average common shares outstanding	45,652	45,485	44,000
Effect of dilutive employee and director awards	141	174	190
Diluted weighted-average common shares outstanding	45,793	45,659	44,190

Accounting Changes. Effective October 1, 2011, the Corporation early adopted, as permitted, accounting guidance related to annual goodwill impairment testing. The guidance gives the Corporation the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If the Corporation concludes that this is the case for a reporting unit, it would proceed to calculating the fair value for that reporting unit. Otherwise, the Corporation would not be required to perform any further goodwill impairment testing for that reporting unit.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 17

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Effective January 1, 2012, the Corporation will discontinue the presentation of consolidated comprehensive earnings in the consolidated statements of total equity and will present net earnings and consolidated comprehensive earnings in two separate consecutive financial statements. Reclassification adjustments may be required for items that are included in both net earnings and comprehensive earnings. The requirement for separate disclosure of these reclassifications in the statements of earnings has been deferred to a date not yet specified by the Financial Accounting Standards Board (the “FASB”). This accounting change will not affect the Corporation’s financial position or results of operations.

Note B: Goodwill and Intangible Assets

The following table shows the changes in goodwill, all of which relate to the Aggregates business, by reportable segment and in total:

years ended December 31 (add 000)	Mideast Group	Southeast Group	West Group	Total
	2011
Balance at beginning of period	$122,052	$105,870	$398,605	$626,527
Acquisitions	—	—	23,941	23,941
Amounts allocated to divestitures	—	(33,797)	—	(33,797)
Balance at end of period	$122,052	$72,073	$422,546	$616,671

	2010
Balance at beginning of period	$119,749	$105,870	$398,605	$624,224
Acquisitions	2,303	—	—	2,303
Balance at end of period	$122,052	$105,870	$398,605	$626,527

In 2011, the Corporation closed three aggregates-related acquisitions for which it recognized $23,941,000 of goodwill. Additionally, in 2011, the Corporation divested of its River District operations as part of an asset exchange. Goodwill of $33,797,000 associated with this divestiture was written off.

Intangible assets subject to amortization consist of the following:

December 31	Gross Amount	Accumulated Amortization	Net Balance
(add 000)		2011
Noncompetition agreements	$6,984	$(5,447)	$1,537
Customer relationships	20,160	(2,070)	18,090
Use rights and other	15,865	(5,307)	10,558
Total	$43,009	$(12,824)	$30,185

		2010
Noncompetition agreements	$9,850	$(7,485)	$2,365
Customer relationships	3,550	(1,347)	2,203
Use rights and other	9,105	(5,490)	3,615
Total	$22,505	$(14,322)	$8,183

Intangible assets deemed to have an indefinite life and not being amortized consist of the following:

December 31	Aggregates Business	Specialty Products	Total
(add 000)	2011
Use rights	$21,383	$—	$21,383
Trade name	—	2,565	2,565
Total	$21,383	$2,565	$23,948

	2010
Use rights	$6,800	$—	$6,800
Trade name	—	2,565	2,565
Total	$6,800	$2,565	$9,365

During 2011 and 2010, the Corporation acquired $38,783,000 and $7,166,000, respectively, of other intangibles for its Aggregates business, consisting of the following:

	Amount	Weighted-average amortization period
(add 000)	2011
Subject to amortization:
Noncompetition agreements	$180	7.0 years
Customer relationships	16,610	11.6 years
Use rights and other	7,410	19.5 years
	24,200	14.0 years

Not subject to amortization:
Use rights	14,583	N/A
Total	$38,783

	2010
Subject to amortization:
Noncompetition agreements	$566	9.2 years
Not subject to amortization:
Use rights	6,600	N/A
Total	$7,166

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 18

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Total amortization expense for intangible assets for the years ended December 31, 2011, 2010 and 2009 was $1,812,000, $1,453,000 and $1,711,000, respectively.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)
2012	$3,623
2013	3,539
2014	3,245
2015	2,606
2016	2,370
Thereafter	14,802

Total	$30,185

Note C: Business Combinations and Discontinued Operations

Business Combinations. The Corporation completed several acquisitions in 2011, 2010 and 2009 that are not financially material business combinations. In 2011, the Corporation paid $91,569,000 for acquisitions in the metropolitan Denver, Colorado region and San Antonio, Texas. These acquisitions included aggregates quarry sites and downstream ready mixed concrete, asphalt and road paving businesses. In 2010, the Corporation paid $43,299,000 for an aggregates distribution facility at Port Canaveral, Florida and a sand and gravel business near Charlotte, North Carolina. In 2009, the Corporation paid $49,593,000 for acquisitions, including aggregates quarry sites in Nebraska, Wyoming and Utah.

Divestitures and Permanent Closures. Divestitures and permanent closures of underperforming operations of the Aggregates business represent discontinued operations, and, therefore, the results of their operations through the dates of disposal and any gain or loss on disposals are included in discontinued operations in the consolidated statements of earnings. The results of operations for divestitures do not include Corporate overhead that was allocated during the periods the Corporation owned these operations.

Discontinued operations, which include the River District operations divested in 2011, consist of the following:

years ended December 31 (add 000)	2011	2010	2009

Net sales	$64,567	$75,414	$78,741

Pretax (loss) gain on operations	$(3,821)	$(1,733)	$5,126
Pretax gain (loss) on disposals	9,986	(4)	(17)

Pretax gain (loss)	6,165	(1,737)	5,109
Income tax expense (benefit)	2,208	(1,575)	1,593

Net earnings (loss)	$3,957	$(162)	$3,516

Note D: Accounts Receivable, Net

December 31 (add 000)	2011	2010

Customer receivables	$197,611	$184,857
Other current receivables	11,432	2,082

	209,043	186,939
Less allowances	(5,295)	(3,578)

Total	$203,748	$183,361

Note E: Inventories, Net

December 31 (add 000)	2011	2010

Finished products	$350,685	$358,138
Products in process and raw materials	11,116	13,842
Supplies and expendable parts	53,287	46,958

	415,088	418,938
Less allowances	(92,481)	(87,044)

Total	$322,607	$331,894

Note F: Property, Plant and Equipment, Net

December 31 (add 000)	2011	2010

Land and land improvements	$620,940	$594,866
Mineral reserves and interests	421,820	351,543
Buildings	111,796	108,266
Machinery and equipment	2,407,045	2,420,759
Construction in progress	127,091	92,841

	3,688,692	3,568,275
Less allowances for depreciation, depletion and amortization	(1,914,401)	(1,880,445)

Total	$1,774,291	$1,687,830

At December 31, 2011 and 2010, the net carrying value of mineral reserves and interests was $353,819,000 and $285,729,000, respectively.

Depreciation, depletion and amortization expense related to property, plant and equipment was $169,974,000, $178,426,000 and $176,050,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Interest cost of $1,816,000, $2,129,000 and $1,010,000 was capitalized during 2011, 2010 and 2009, respectively.

At December 31, 2011 and 2010, $72,181,000 and $73,883,000, respectively, of the Aggregate business’ net fixed assets were located in foreign countries, namely the Bahamas and Canada.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 19

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note G: Long-Term Debt

December 31 (add 000)	2011	2010

6.875% Notes, due 2011	$–	$242,129
6.6% Senior Notes, due 2018	298,476	298,288
7% Debentures, due 2025	124,417	124,393
6.25% Senior Notes, due 2037	247,915	247,882
Term Loan Facility, due 2015,interest rate of 2.20% at December 31, 2011	250,000	—
Term Loan, due 2012, interest rate of 3.29% at December 31, 2010	—	111,750
Revolving Facility, interest rate of 2.64% at December 31, 2011	35,000	—
AR Credit Facility, interest rate of 1.66% at December 31, 2011	100,000	—
Other notes	4,276	6,317

Total	1,060,084	1,030,759
Less current maturities	(7,182)	(248,714)

Long-term debt	$1,052,902	$782,045

On March 31, 2011, the Corporation entered into a Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., Branch Banking and Trust Company, SunTrust Bank, and Bank of America, N.A., as Co-Syndication Agents, and the lenders party thereto (the “Credit Agreement”), consisting of a $250,000,000 senior unsecured term loan (the “Term Loan Facility”) and a $350,000,000 four-year senior unsecured revolving facility (the “Revolving Facility”, and together with the Term Loan Facility, the “Senior Unsecured Credit Facilities”). The Senior Unsecured Credit Facilities are syndicated with the following banks:

(add 000) Lender	Revolving Facility Commitment	Term Loan Facility Commitment

JPMorgan Chase Bank, N.A.	$46,667	$33,333
Wells Fargo Bank, N.A.	46,667	33,333
SunTrust Bank	46,667	33,333
Branch Banking and Trust Company	46,667	33,333
Bank of America, N.A.	46,667	33,333
Citibank, N.A.	29,167	20,833
Deutsche Bank AG New York Branch	29,167	20,833
The Northern Trust Company	29,167	20,833
Comerica Bank	14,582	10,418
Regions Bank	14,582	10,418

Total	$350,000	$250,000

Borrowings under the Senior Unsecured Credit Facilities bear interest, at the Corporation’s option, at rates based upon LIBOR or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid. The base rate is defined as the highest of (i) JPMorgan Chase Bank N.A.’s prime lending rate, (ii) the federal funds rate plus 0.5% and (iii) one-month LIBOR plus 1%.

The Revolving Facility expires on March 31, 2015, with any outstanding principal amounts, together with interest accrued thereon, due in full on that date.

On March 31, 2011, the Corporation borrowed $250,000,000 under the Term Loan Facility, a portion of which was used to prepay the $111,750,000 Term Loan due 2012. The Corporation is required to make annual principal payments of $5,000,000, with the remaining outstanding principal, together with interest accrued thereon, due in full on March 31, 2015.

On March 31, 2011, the Corporation entered into the Second Amendment to Account Purchase Agreement with Wells Fargo Bank, N.A., which amended its $100,000,000 secured accounts receivable credit facility (the “AR Credit Facility”). As amended, borrowings under the AR Credit Facility bear interest at a rate equal to the one-month LIBOR plus 1.35%. Borrowings under the AR Credit Facility are limited based on the balance of the Corporation’s accounts receivable; however, this limitation is not expected to reduce the availability below the $100,000,000 facility maximum. The AR Credit Facility matures on April 20, 2012.

On April 1, 2011, the Corporation borrowed $100,000,000 under the AR Credit Facility, which in addition to proceeds from the Term Loan Facility, was used to repay $242,140,000 of 6.875% Notes that matured on that date. At December 31, 2011, outstanding borrowings of $100,000,000 were classified as long-term on the consolidated balance sheet as the Corporation has the ability and intent to refinance its AR Credit Facility with borrowings that mature in more than twelve months. Currently, the Corporation is in negotiations with its lender to renew the AR Credit Facility for successive one-year terms through 2015. Furthermore, the Corporation has capacity under its Revolving Facility to refinance this debt if the AR Credit Facility cannot be renewed.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 20

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

On January 23, 2012, the Corporation repurchased $20,000,000 par value of its outstanding 6.25% Senior Notes due 2037 at 90.75. This repurchase was financed with borrowings of $18,200,000 under the Corporation’s Revolving Facility, which are due March 31, 2015.

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

All Debentures and Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. Senior Notes are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Debentures and Senior Notes are as follows:

	Principal
	Amount	Effective	Maturity
	(add 000)	Interest Rate	Date

6.6% Senior Notes	$300,000	6.81%	April 15, 2018
7% Debentures	$125,000	7.12%	December 1, 2025
6.25% Senior Notes	$250,000	6.45%	May 1, 2037

The Corporation’s Credit Agreement and AR Credit Facility, as amended, require the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve months (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation maintains specified ratings on its long-term unsecured debt and the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if no amounts are outstanding under both the Revolving Facility and the AR Credit Facility, consolidated debt, including debt guaranteed by the Corporation, may be reduced by the Corporation’s unrestricted cash and cash equivalents in excess of $50,000,000, such reduction not to exceed $200,000,000, for purposes of the covenant calculation. The Corporation was in compliance with the Ratio at December 31, 2011.

Effective February 24, 2012, the Corporation amended the Ratio to ensure that the impact of business development costs for the proposed business combination with Vulcan Materials Company (“Vulcan”) (See Note R) and the seasonal working capital requirements for the newly-acquired Colorado operations do not impair liquidity available under the Corporation’s Credit Agreement and AR Credit Facility. The amendment temporarily increases the maximum Ratio to 3.95x at March 31, 2012 and June 30, 2012, stepping down to 3.75x at September 30, 2012. The Ratio returns to the pre-amendment maximum of 3.50x for the December 31, 2012 calculation date. The amendment also allows the Corporation to exclude from the Ratio at March 31, 2012 and June 30, 2012 debt associated with the newly-acquired Colorado operations, which was allowed only through the March 31, 2012 calculation date prior to the amendment.

Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Corporation under the Revolving Facility. At December 31, 2011 and 2010, the Corporation had $1,963,000 of outstanding letters of credit issued under the Revolving Facility. The Corporation paid an upfront loan commitment fee to the bank group that is being amortized over the life of the Revolving Facility. Unused fees are paid on undrawn revolving balances.

The Corporation has a $10,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2011 or 2010.

The Corporation’s long-term debt maturities for the five years following December 31, 2011, and thereafter are:

(add 000)

2012	$7,182
2013	6,181
2014	5,229
2015	370,207
2016	109
Thereafter	671,176

Total	$1,060,084

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 21

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Accumulated other comprehensive loss includes the unamortized value of terminated forward starting interest rate swap agreements. For the years ended December 31, 2011 and 2010, the Corporation recognized $963,000 and $898,000, respectively, as additional interest expense. The ongoing amortization of the terminated value of the forward starting interest rate swap agreements will increase annual interest expense by approximately $1,000,000 until the maturity of the 6.6% Senior Notes in 2018.

Note H: Financial Instruments

The Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft, publicly registered long-term notes and debentures and other long-term debt.

Temporary cash investments are placed primarily in money market funds, money market demand deposit accounts and Eurodollar time deposits with the following financial institutions: Bank of America, N.A., Branch Banking and Trust Company, JPMorgan Chase Bank, N.A., Regions Bank, Fifth Third and Wells Fargo Bank, N.A. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

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

The carrying values and fair values of the Corporation’s long-term debt were $1,060,084,000 and $1,087,726,000, respectively, at December 31, 2011 and $1,030,759,000 and $1,051,704,000, respectively, at December 31, 2010. The estimated fair value of the Corporation’s publicly registered long-term debt was estimated based on level 1 of the fair value hierarchy, quoted market prices. The estimated fair values of other borrowings approximate its carrying amounts.

Note I: Income Taxes

The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follows:

years ended December 31 (add 000)	2011	2010	2009

Federal income taxes:
Current	$15,967	$10,539	$15,879
Deferred	4,080	14,779	5,150

Total federal income taxes	20,047	25,318	21,029

State income taxes:
Current	2,827	1,988	3,646
Deferred	(882)	3,429	1,079

Total state income taxes	1,945	5,417	4,725

Foreign income taxes:
Current	(1,006)	(260)	528
Deferred	—	443	(308)

Total foreign income taxes	(1,006)	183	220

Total taxes on income	$20,986	$30,918	$25,974

For the year ended December 31, 2011, the realized tax benefit for stock-based compensation transactions was less than the amounts estimated during the vesting periods. As a result, the Corporation reduced its pool of excess tax benefits by $966,000. For the years ended December 31, 2010 and 2009, excess tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $1,291,000 and $555,000, respectively.

For the years ended December 31, 2011, 2010 and 2009, foreign pretax loss was $12,897,000, $2,410,000 and $725,000, respectively. In 2011, the current foreign tax benefit included refunds for the double taxation resulting from the audit of the Corporation’s wholly-owned Canadian subsidiary. Any tax effect of currency translations included in foreign taxes was immaterial.

The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 22

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31	2011	2010	2009

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction)resulting from:
Effect of statutory depletion	(17.5)	(12.8)	(14.1)
State income taxes	1.3	2.7	2.8
Foreign taxes	3.4	0.6	0.2
Domestic production deduction	(1.6)	(1.6)	(0.8)
Medicare subsidy	0.2	1.8	(0.1)
Other items	0.1	(1.9)	0.5

Effective income tax rate	20.9%	23.8%	23.5%

For income tax purposes, the statutory depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, changes in sales volumes and earnings may not proportionately affect the Corporation’s effective income tax rate on continuing operations.

The increased impact of foreign taxes on the effective income tax rate was primarily due to foreign losses for which no tax benefit was recognized. The Corporation increased its valuation allowance attributable to net operating loss carryforwards of its wholly-owned Canadian subsidiary by $2,680,000 in 2011. In addition, no deferred tax asset was recognized on the loss of the Corporation’s wholly-owned Bahamas subsidiary since the tax benefit would result in a deferred tax asset that would not reverse in the foreseeable future.

The Corporation receives a tax deduction related to income from domestic (i.e., United States) production activities. The deduction was equal to 6 percent for 2009 and reached 9 percent, the fully phased in deduction amount, beginning in 2010. The production deduction benefit reduced income tax expense and increased net earnings by $2,035,000, or $0.04 per diluted share, in 2011, $1,696,000, or $0.04 per diluted share, in 2010 and $611,000, or $0.01 per diluted share, in 2009.

On March 23, 2010, the Patient Protection and Affordable Care Act (“PPACA”) was signed into law. Among other things, PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy. Employers that receive the Medicare Part D subsidy recognize the deferred tax effects of the reduced deductibility of the postretirement prescription drug coverage in continuing operations as a discrete event in the period of enactment. The overall effective income tax rates for the years ended December 31, 2011 and 2010 include the effect to the Corporation of PPACA.

During 2011 and 2010, several states in which the Corporation operates enacted changes to tax rates which were determined to be immaterial to the overall effective income tax rate.

The principal components of the Corporation’s deferred tax assets and liabilities are as follows:

	Deferred
December 31	Assets (Liabilities)
(add 000)	2011	2010

Deferred tax assets related to:
Employee benefits	$37,903	$44,517
Inventories	60,462	59,612
Valuation and other reserves	14,882	8,636
Net operating loss carryforwards	10,835	6,970

Gross deferred tax assets	124,082	119,735
Valuation allowance on deferred tax assets	(9,402)	(7,119)

Total net deferred tax assets	114,680	112,616

Deferred tax liabilities related to:
Property, plant and equipment	(258,433)	(235,674)
Goodwill and other intangibles	(54,782)	(61,318)
Other items, net	(1,132)	(3,940)

Total deferred tax liabilities	(314,347)	(300,932)

Net deferred tax liability	$(199,667)	$(188,316)

Additionally, the Corporation had net deferred tax assets of $58,277,000 and $42,998,000 for certain items recorded in accumulated other comprehensive loss at December 31, 2011 and 2010, respectively.

The Corporation’s deferred tax assets and (liabilities) are recognized on the consolidated balance sheets as follows:

December 31 (add 000)	2011	2010

Current deferred income tax benefits	$80,674	$83,380
Noncurrent deferred income taxes	(222,064)	(228,698)

Net deferred income taxes	$(141,390)	$(145,318)

Deferred tax assets for employee benefits result from the temporary differences between the deductions for pension and postretirement obligations and stock-based compensation transactions. For financial reporting purposes, such amounts are expensed based on authoritative accounting guidance. For income tax purposes, amounts related to pension and postretirement obligations are deductible as funded. Amounts related to stock-based compensation transactions are deductible for income tax purposes upon vesting or exercise of the underlying award. A deferred tax asset is carried on stock options that had exercise prices that exceeded the Corporation’s stock price at December 31, 2011. Upon expiration of these options, the deferred tax assets reduce the pool of excess tax benefits to the extent available and any excess is expensed.

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

The Corporation had domestic and foreign net operating loss carryforwards of $140,738,000 and $126,738,000 at December 31, 2011 and 2010, respectively. These carryforwards have various expiration dates through 2031. At December 31, 2011 and 2010, respectively, the deferred tax assets associated with these carryforwards were $10,835,000 and $6,970,000, for which valuation allowances of $8,846,000 and $6,329,000, respectively, were recorded. The Corporation also had domestic and foreign tax credit carryforwards of $3,761,000 and $3,964,000 at December 31, 2011 and 2010, respectively, for which valuation allowances were recorded in the amount of $556,000 and $790,000 at December 31, 2011 and 2010, respectively. The domestic and foreign tax credits have various expiration dates through 2018 and 2030, respectively.

The Corporation provides deferred taxes, as required, on the undistributed net earnings of all non-U.S. subsidiaries for which the indefinite reversal criterion has not been met. The Corporation had a deferred tax liability of $52,000 at December 31, 2010 related to its wholly-owned Bahamas subsidiary. The Corporation expects to reinvest permanently the earnings from its wholly-owned Canadian subsidiary and accordingly, has not provided deferred taxes on the subsidiary’s undistributed net earnings. The determination of the unrecognized deferred tax liability for temporary differences related to the investment in the wholly-owned Canadian subsidiary is not practicable due to the complexities associated with the calculation of a hypothetical tax liability payable upon the repatriation of earnings.

The Corporation’s unrecognized tax benefits are recorded in other current and other noncurrent liabilities, as appropriate, on the consolidated balance sheets. The following table summarizes the Corporation’s unrecognized tax benefits, excluding interest and correlative effects:

years ended December 31 (add 000)	2011	2010	2009

Unrecognized tax benefits at beginning of year	$11,011	$16,722	$15,482
Gross increases – tax positions in prior years	1,217	19,619	2,072
Gross decreases – tax positions in prior years	(1,510)	(3,258)	(1,694)
Gross increases – tax positions in current year	6,274	6,462	6,312
Gross decreases – tax positions in current year	(4,625)	(5,135)	(5,393)
Settlements with taxing authorities	(3,079)	(12,573)	(57)
Lapse of statute of limitations	—	(10,826)	—

Unrecognized tax benefits at end of year	$9,288	$11,011	$16,722

At December 31, 2011 and 2010, unrecognized tax benefits of $4,915,000 and $4,892,000, respectively, net of federal tax benefits and related to interest accruals and permanent income tax differences, would have favorably affected the Corporation’s effective income tax rate if recognized.

The Corporation’s open tax years that are subject to federal examination are 2008 through 2011. The Corporation does not anticipate that its unrecognized tax benefits will significantly change during the twelve months ending December 31, 2012.

Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities. For the year ended December 31, 2011, $3,010,000, or $0.07 per diluted share, was reversed into income upon the favorable effective settlement of the Internal Revenue Service audit for the 2008 tax year. For the year ended December 31, 2010, $5,571,000, or $0.12 per diluted share, was reversed into income upon the effective settlement of issues related to the 2004 and 2005 tax years, the effective settlement of the Internal Revenue Service audit for the 2007 tax year and the expiration of the statute of limitations for federal examination of the 2006 tax year.

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

The measurement date for the Corporation’s defined benefit plans, postretirement benefit plans and postem-ployment benefit plans is December 31.

Defined Benefit Retirement Plans. The assets of the Corporation’s retirement plans are held in the Corporation’s Master Retirement Trust and are invested in listed stocks, bonds, hedge funds, real estate and cash equivalents. Defined retirement benefits for salaried employees are based on each employee’s years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service.

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

The net periodic retirement benefit cost of defined benefit plans includes the following components:

years ended December 31 (add 000)	2011	2010	2009

Components of net periodic benefit cost:
Service cost	$11,270	$11,056	$11,169
Interest cost	23,178	22,588	22,282
Expected return on assets	(24,493)	(21,041)	(16,271)
Amortization of:
Prior service cost	534	583	655
Actuarial loss	6,324	9,986	14,379
Transition asset	(1)	(1)	(1)
Settlement charge	375	3,455	—

Net periodic benefit cost	$17,187	$26,626	$32,213

The Corporation recognized the following amounts in comprehensive earnings:

years ended December 31 (add 000)	2011	2010	2009

Actuarial loss (gain)	$65,334	$(10,915)	$(29,864)
Amortization of:
Prior service cost	(534)	(583)	(655)
Actuarial loss	(6,324)	(9,986)	(14,379)
Transition asset	1	1	1
Settlement charge	(375)	(3,455)	—

Total	$58,102	$(24,938)	$(44,897)

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2011		2010
(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service cost	$2,555	$1,545	$3,089	$1,868
Actuarial loss	156,994	94,903	98,359	59,458
Transition asset	(12)	(7)	(11)	(7)

Total	$159,537	$96,441	$101,437	$61,319

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2012 are $466,000 (net of a deferred tax asset of $184,000), $13,168,000 (net of a deferred tax asset of $5,208,000) and $1,000, respectively, and are included in accumulated other comprehensive loss at December 31, 2011.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 25

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The defined benefit plans’ change in projected benefit obligation is as follows:

years ended December 31 (add 000)	2011	2010
Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$398,638	$392,737
Service cost	11,270	11,056
Interest cost	23,178	22,588
Actuarial loss	41,971	2,017
Gross benefits paid	(17,882)	(29,760)

Net projected benefit obligation at end of year	$457,175	$398,638

The 2011 actuarial loss was primarily due to the 70-basis-point reduction in the discount rate assumption at December 31, 2011. Additionally, the Corporation updated its mortality table assumptions, which increased the projected benefit obligation at December 31, 2011. Gross benefits paid in 2011 decreased compared with 2010 due to lump-sum payments made to retired senior executives in 2010.

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31 (add 000)	2011	2010
Change in plan assets:
Fair value of plan assets at beginning of year	$311,688	$266,846
Actual return on plan assets, net	1,129	33,973
Employer contributions	30,215	40,629
Gross benefits paid	(17,882)	(29,760)

Fair value of plan assets at end of year	$325,150	$311,688

December 31 (add 000)	2011	2010
Funded status of the plan at end of year	$(132,025)	$(86,950)

Accrued benefit cost	$(132,025)	$(86,950)

December 31 (add 000)	2011	2010
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(2,320)	$(1,934)
Noncurrent liability	(129,705)	(85,016)

Net amount recognized at end of year	$(132,025)	$(86,950)

The accumulated benefit obligation for all defined benefit pension plans was $417,771,000 and $366,701,000 at December 31, 2011 and 2010, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31 (add 000)	2011	2010
Projected benefit obligation	$456,365	$397,985
Accumulated benefit obligation	$417,179	$366,234
Fair value of plan assets	$324,485	$311,061

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2011	2010
Discount rate	5.14%	5.84%
Rate of increase in future compensation levels	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are:

	2011	2010	2009
Discount rate	5.84%	5.90%	6.11%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	7.75%	7.75%	7.75%

The Corporation’s expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.

In 2011, the Corporation estimated the remaining lives of participants in the pension plans using the RP 2000 Mortality Table (“RP 2000 Mortality Table”) projected to 2015 with no phased-out improvements. In 2010, the Corporation used the RP 2000 Mortality Table that included phased-out mortality improvements. The RP 2000 Mortality Table selected in 2011 includes three further years of mortality improvements compared with the 2010 table. The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly workforce and the white-collar table for its salaried employees.

The target allocation for 2011 and the actual pension plan asset allocation by asset class are as follows:

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 26

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

	Percentage of Plan Assets
	2011	December 31
	Target
Asset Class	Allocation	2011	2010
Equity securities	56%	57%	54%
Debt securities	34%	34%	41%
Hedge funds	5%	4%	4%
Real estate	5%	5%	—
Cash	—	—	1%

Total	100%	100%	100%

The Corporation’s investment strategy is for approximately 63% of the equity securities to be invested in mid-sized to large capitalization U.S. funds with the remaining to be invested in small capitalization, emerging markets and international funds. Approximately 85% of debt securities, or fixed income investments, are invested in funds with the objective of exceeding the return of the Barclays Capital Aggregate Bond Index, with the remaining invested in high-yield funds.

The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identicale	Observable	Unobservabl	Total
	Assets	Inputs	Inputs	Fair
December 31	(Level 1)	(Level 2)	(Level 3)	Value
(add 000)		2011
Equity securities:
Mid-sized to large cap	$—	$133,512	$—	$133,512
International and emerging growth funds	—	50,518	—	50,518
Debt securities:
Core fixed income	—	94,745	—	94,745
High-yield bonds	—	17,096	—	17,096
Real estate	—	15,841	—	15,841
Hedge funds	—	—	12,979	12,979
Cash	459	—	—	459

Total	$459	$311,712	$12,979	$325,150

		2010
Equity securities:
Mid-sized tolarge cap	$—	$121,596	$—	$121,596
International and emerging growth funds	—	47,285	—	47,285
Debt securities:
Core fixed income	—	113,355	—	113,355
High-yield bonds	—	15,322	—	15,322
Hedge funds	—	—	13,453	13,453
Cash	677	—	—	677

Total	$677	$297,558	$13,453	$311,688

The change in the fair value of pension plan assets valued using significant unobservable inputs (Level 3) is as follows:

year ended December 31 (add 000)	2011	2010
Balance at January 1	$13,453	$—
Purchases	—	13,000
Unrealized (loss) gain	(474)	453

Balance at December 31	$12,979	$13,453

In 2011 and 2010, the Corporation made pension contributions and SERP payments of $30,215,000 and $40,629,000, respectively. The Corporation currently estimates that it will contribute $31,000,000 to its pension and SERP plans in 2012.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2012	$20,425
2013	$20,046
2014	$21,494
2015	$23,244
2016	$24,872
Years 2017 - 2021	$147,271

Postretirement Benefits. The net periodic postretirement benefit cost of postretirement plans includes the following components:

years ended December 31 (add 000)	2011	2010	2009
Components of net periodic benefit cost:
Service cost	$350	$548	$558
Interest cost	2,225	2,754	2,919
Amortization of:
Prior service credit	(1,740)	(1,740)	(1,489)
Actuarial (gain) loss	(85)	13	—

Total net periodic benefit cost	$750	$1,575	$1,988

The Corporation recognized the following amounts in comprehensive earnings:

years ended December 31 (add 000)	2011	2010	2009
Actuarial (gain) loss	$(3,884)	$(4,133)	$4,699
Prior service credit	(10,397)	(1,722)	—
Amortization of:
Prior service credit	1,740	1,740	1,489
Actuarial gain (loss)	85	(13)	—

Total	$(12,456)	$(4,128)	$6,188

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 27

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

	0000000	0000000	0000000	0000000
December 31 (add 000)	2011		2010
	Gross	Net of tax	Gross	Net of tax
Prior service credit	$(16,853)	$(10,188)	$(8,196)	$(4,954)
Actuarial (gain) loss	(3,210)	(1,940)	589	356

Total	$(20,063)	$(12,128)	$(7,607)	$(4,598)

The prior service credit and actuarial gain expected to be recognized in net periodic benefit cost during 2012 is $257,000 (net of a deferred tax liability of $102,000) and $3,255,000 (net of a deferred tax liability of $1,287,000), respectively, and is included in accumulated other comprehensive loss at December 31, 2011.

The postretirement health care plans’ change in benefit obligation is as follows:

years ended December 31 (add 000)	2011	2010
Change in benefit obligation:
Net benefit obligation at beginning of year	$45,210	$51,906
Service cost	350	548
Interest cost	2,225	2,754
Participants’ contributions	1,925	1,919
Actuarial gain	(3,884)	(4,133)
Plan amendments	(10,397)	(1,722)
Gross benefits paid	(6,250)	(6,523)
Federal subsidy on benefits paid	456	461

Net benefit obligation at end of year	$29,635	$45,210

The Corporation’s net benefit obligation at December 31, 2011 decreased due to plan amendments in which the Corporation changed to a plan administered by a third party effective January 1, 2012. This change enhanced benefits provided to the Corporation as a plan sponsor.

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31 (add 000)	2011	2010
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	3,869	4,143
Participants’ contributions	1,925	1,919
Gross benefits paid	(6,250)	(6,523)
Federal subsidy on benefits paid	456	461

Fair value of plan assets at end of year	$—	$—

	0000000	0000000
years ended December 31 (add 000)	2011	2010
Funded status of the plan at end of year	$(29,635)	$(45,210)

Accrued benefit cost	$(29,635)	$(45,210)

	0000000	0000000
years ended December 31 (add 000)	2011	2010
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(2,930)	$(4,100)
Noncurrent liability	(26,705)	(41,110)

Net amount recognized at end of year	$(29,635)	$(45,210)

Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	000000	000000
	2011	2010
Discount rate	4.44%	5.57%

Weighted-average assumptions used to determine net post-retirement benefit cost for the years ended December 31 are:

	0000000	0000000	0000000
	2011	2010	2009
Discount rate	5.57%	5.60%	6.03%

In 2011, the Corporation estimated the remaining lives of participants in the postretirement plan using the RP 2000 Mortality Table projected to 2015 with no phased-out improvements. In 2010, the Corporation used the RP 2000 Mortality Table that included phased-out mortality improvements.

Assumed health care cost trend rates at December 31 are:

	2011	2010
Health care cost trend rate assumed for next year	7.5%	8.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2017	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease )
Total service and interest cost components	$84	$(72)
Postretirement benefit obligation	$1,340	$(1,130)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 28

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Corporation’s estimate of its contributions to its postretirement health care plans in 2012 is $2,930,000.

As part of plan amendments, effective January 2012, the Corporation will no longer receive retiree drug subsidy payments for its postretirement medical plan in 2012 and beyond.

The expected gross benefit payments for each of the next five years and the five-year period thereafter are as follows:

(add 000)	Gross Benefit Payments
2012	$2,930
2013	$3,034
2014	$3,039
2015	$2,981
2016	$2,837
Years 2017 - 2021	$11,487

Defined Contribution Plans. The Corporation maintains two defined contribution plans that cover substantially all employees. These plans, qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $5,370,000 in 2011, $5,074,000 in 2010 and $5,012,000 in 2009.

Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,691,000 and $1,545,000 at December 31, 2011 and 2010, respectively.

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

Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. The Corporation granted 56,916 employee stock options during 2011. Options granted in years subsequent to 2004 become exercisable in four annual installments beginning one year after date of grant and expire eight years from such date. Options granted prior to January 1, 2005 became exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date.

Prior to 2009, nonemployee directors received 3,000 non-qualified stock options annually. These options have an exercise price equal to the market value at the date of grant, vest immediately and expire ten years from the grant date.

The following table includes summary information for stock options as of December 31, 2011:

	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2011	1,143,285	$ 88.49
Granted	56,916	$ 86.90
Exercised	(41,322)	$ 42.55
Terminated	(7,312)	$108.01

Outstanding at December 31, 2011	1,151,567	$ 89.93	3.7

Exercisable at December 31, 2011	935,594	$ 89.36	3.2

The weighted-average grant-date exercise price of options granted during 2011, 2010 and 2009 was $86.90, $95.27 and $79.79, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2011, 2010 and 2009 were $1,621,000, $3,978,000 and $889,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2011 were $9,947,000 and were based on the closing price of the Corporation’s common stock at December 31, 2011, which was $75.41 and below the exercise price of options granted subsequent to 2005 that were outstanding and exercisable.

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

The Corporation grants restricted stock awards under the Plans to a group of executive officers, key personnel and nonemployee directors. Certain restricted stock awards are based on specific common stock performance criteria over a specified period of time. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee directors vest immediately.

The following table summarizes information for incentive stock awards and restricted stock awards as of December 31, 2011:

	Incentive Stock		Restricted Stock
	Number of Awards	Weighted- Average Grant-Date Fair Value	Number of Awards	Weighted- Average Grant-Date Fair Value

January 1, 2011	28,692	$79.24	390,220	$107.27
Awarded	16,814	$84.71	46,558	$86.90
Distributed	(13,806)	$81.78	(125,978)	$128.01
Forfeited	—	$—	(5,712)	$100.87

December 31, 2011	31,700	$81.04	305,088	$95.72

The weighted-average grant-date fair value of incentive compensation awards granted during 2011, 2010 and 2009 was $84.71, $79.78 and $81.75, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2011, 2010 and 2009 was $86.90, $91.33 and $80.29, respectively.

The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2011 were $335,000 and $23,007,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2011, which was $75.41. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2011, 2010 and 2009 were $165,000, $0 and $0, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2011, 2010 and 2009 were $10,237,000, $10,031,000 and $14,888,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution.

At December 31, 2011, there are approximately 573,000 awards available for grant under the Plans.

In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2011, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.

Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 19,977, 17,804 and 18,072 shares of the Corporation’s common stock under this plan during 2011, 2010 and 2009, respectively.

The following table summarizes stock-based compensation expense for the years ended December 31, 2011, 2010 and 2009, unrecognized compensation cost for nonvested awards at December 31, 2011 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

(add 000, except year data)	Stock Options	Restricted Stock Awards	Incentive Compen- sation Awards	Directors’ Awards	Total

Stock-based compensation expense recognized for years ended December 31:
2011	$2,602	$ 7,929	$ 272	$719	$ 11,522
2010	$3,406	$10,368	$261	$640	$14,675
2009	$5,828	$13,722	$406	$596	$20,552

Unrecognized compensation cost at December 31, 2011:	$1,734	$5,894	$215	$—	$7,843

Weighted-average period over which unrecognized compensation cost to be recognized:	1.8 years	2.1 years	1.6 years	—

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 30

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2011, 2010 and 2009, the Corporation recognized a tax benefit related to stock-based compensation expense of $4,557,000, $5,804,000 and $8,128,000, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2011:

(add 000)

2012	$4,504
2013	2,085
2014	978
2015	276

Total	$7,843

Stock-based compensation expense is included in selling, general and administrative expenses in the Corporation’s consolidated statements of earnings.

Note L: Leases

Total lease expense for operating leases was $46,314,000, $47,830,000 and $51,738,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The Corporation’s operating leases generally contain renewal and/ or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $36,333,000, $37,474,000 and $34,563,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2011 are as follows:

(add 000)

2012	$70,059
2013	53,271
2014	49,502
2015	45,412
2016	34,196
Thereafter	104,156

Total	$356,596

Of the total future minimum commitments, $128,526,000 relates to the Corporation’s contracts of affreightment.

Note M: Shareholders’ Equity

The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2011, approximately 2,412,000 common shares were reserved for issuance under stock-based plans.

Pursuant to authority granted by its Board of Directors, the Corporation can repurchase common stock through open purchases. The Corporation did not repurchase any shares of common stock during the years ended December 31, 2011, 2010 or 2009. At December 31, 2011, 5,041,900 shares of common stock were remaining under the Corporation’s repurchase authorization.

In 2009, the Corporation offered and sold 3,777,565 shares of its common stock, resulting in gross proceeds to the Corporation of $299,998,000. The aggregate net proceeds from such sales were $293,442,000 after deducting related expenses.

In addition to common stock, the Corporation’s capital structure includes 10,000,000 shares of preferred stock with a par value of $0.01 a share. 100,000 shares of Class A Preferred Stock were reserved for issuance under the Corporation’s 1996 Rights Agreement that expired by its own terms on October 21, 2006. Upon its expiration, the Board of Directors adopted a new Rights Agreement (the “Rights Agreement”) and reserved 200,000 shares of Junior Participating Class B Preferred Stock for issuance. In accordance with the Rights Agreement, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 2006, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15 percent or more of the Corporation’s common stock, each right (other than rights owned by such person or group) entitles its holder to purchase, for an exercise price of $315 per share, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial owner-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 31

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

ship of 15 percent or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination thereof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2016, if not terminated sooner. The Corporation’s Rights Agreement provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.001 per right.

Note N: Commitments and Contingencies

Legal and Administrative Proceedings. The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities and its proposed business combination with Vulcan. In the opinion of management and counsel, based upon currently-available facts, it is remote that the ultimate outcome of any litigation and other proceedings, including those pertaining to environmental matters (see Note A), relating to the Corporation and its subsidiaries, will have a material adverse effect on the overall results of the Corporation’s operations, its cash flows or its financial position.

During the year ended December 31, 2010, the Corporation settled legal proceedings relating to its Greenwood, Missouri, operation for approximately $7,000,000 in cash. In connection with the settlement, the Corporation reversed the excess of the legal reserve established as of December 31, 2009, thereby increasing 2010 net earnings by $2,751,000, or $0.06 per diluted share (see Note Q).

Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its aggregates mining process. The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2011, 2010 and 2009 were $3,892,000, $3,689,000 and $4,019,000, respectively, and are included in other operating income and expenses, net, in the consolidated statements of earnings.

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

The following shows the changes in the asset retirement obligations:

years ended December 31
(add 000)	2011	2010

Balance at January 1	$41,079	$38,779
Accretion expense	2,645	2,464
Liabilities incurred	3,062	495
Liabilities settled	(2,091)	(392)
Revisions in estimated cash flows	(1,462)	(267)

Balance at December 31	$43,233	$41,079

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

Insurance Reserves. The Corporation has insurance coverage for workers’ compensation, automobile liability, marine liability and general liability claims. The Corporation is also self-insured for health claims. At December 31, 2011 and 2010, reserves of $23,749,000 and $24,666,000, respectively, were recorded for all such insurance claims. During

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 32

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2011, the Corporation’s casualty claims liability increased by $1,100,000 based on changes in the estimated ultimate cost of claims for prior policy years. This change in estimate decreased 2011 net earnings by $665,000, or $0.01 per diluted share. During 2010, the Corporation increased its accrual for casualty claims by $1,500,000 based on changes in the estimated ultimate cost of claims for prior policy years. This change in estimate decreased 2010 net earnings by $907,000, or $0.02 per diluted share.

Letters of Credit. In the normal course of business, the Corporation provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, utilities and property improvements. At December 31, 2011, the Corporation was contingently liable for $14,796,000 in letters of credit, of which $1,963,000 were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s balance sheet.

Surety Bonds. In the normal course of business, at December 31, 2011, the Corporation was contingently liable for $210,892,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. Certain of these underlying obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s balance sheet. Five of these bonds total $69,239,000, or 33% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance companies, Safeco Corporation, a subsidiary of Liberty Mutual Group, and Zurich Insurance Company, against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Guarantee of Affiliate. In July 2010, the Corporation entered into a reimbursement and indemnification agreement with Fifth Third to guarantee the repayment of amounts borrowed by an affiliate under a $20,000,000 revolving line of credit provided by Fifth Third and a guaranty agreement with Bank of America, N.A. to guarantee $12,400,000 of payment obligations of its affiliate under certain equipment lease agreements. The affiliate agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from these agreements. The Corporation holds a subordinate lien of the affiliate’s assets as collateral for potential payments under the agreements. On April 8, 2011, the affiliate converted its equipment leasing agreements with Bank of America, N.A. to a five-year $6,200,000 amortizing loan and the Corporation executed a reaffirmation of guaranty with respect to such loan. On July 20, 2011, the affiliate’s $20,000,000 revolving line of credit was increased to $24,000,000. This line of credit expires in July 2013. Additionally, the reimbursement and indemnification agreement related to this line of credit was terminated and replaced by an unconditional guaranty of payment from the Corporation. The affiliate restated its reimbursement and indemnity obligations to the Corporation, and the Corporation retained its subordinate lien on the assets of the affiliate.

Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $33,654,000 as of December 31, 2011. The Corporation also had other purchase obligations related to energy and service contracts of $54,078,000 as of December 31, 2011. The Corporation’s contractual purchase commitments as of December 31, 2011 are as follows:

(add 000)

2012	$53,745
2013	16,703
2014	17,284

Total	$87,732

Employees. Approximately 15% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees.

Note O: Business Segments

During 2011, the Corporation reorganized certain locations within its reportable segments. The Corporation currently conducts its aggregates operations through three reportable business segments: Mideast Group, Southeast Group and West Group. The Corporation also has a Specialty Products segment that produces magnesia-based chemicals products and dolomitic lime. These segments are consistent with the Corporation’s current management reporting structure. The accounting policies used for segment reporting are the same as those described in Note A.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 33

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Earnings from operations are net sales less cost of sales, selling, general and administrative expenses, and business development costs; include other operating income and expenses; and exclude interest expense, other nonoperating income and expenses, net, and income taxes. Corporate earnings from operations primarily include depreciation on capitalized interest, expenses for corporate administrative functions, unallocated corporate expenses and other nonrecurring and/or non-operational adjustments excluded from the Corporation’s evaluation of business segment performance and resource allocation. All debt and related interest expense is held at Corporate.

Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash and cash equivalents, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment.

The following tables display selected financial data for the Corporation’s reportable business segments. Prior year information has been reclassified to conform to the 2011 presentation.

Selected Financial Data by Business Segment

years ended December 31

(add 000)

Total revenues	2011	2010	2009

Mideast Group	$494,494	$485,436	$466,986
Southeast Group	242,580	271,533	274,734
West Group	757,626	702,736	671,685

Total Aggregates Business	1,494,700	1,459,705	1,413,405
Specialty Products	219,123	193,180	159,911

Total	$1,713,823	$1,652,885	$1,573,316

Net sales

Mideast Group	$454,029	$450,048	$438,444
Southeast Group	224,728	243,706	253,849
West Group	640,629	605,617	583,656

Total Aggregates Business	1,319,386	1,299,371	1,275,949
Specialty Products	200,575	176,346	143,719

Total	$1,519,961	$1,475,717	$1,419,668

Gross profit

Mideast Group	$124,132	$133,187	$139,004
Southeast Group	1,082	22,740	37,141
West Group	104,786	108,408	113,468

Total Aggregates Business	230,000	264,335	289,613
Specialty Products	75,405	61,685	45,584
Corporate	(3,390)	(4,294)	(3,630)

Total	$302,015	$321,726	$331,567

Selling, general and administrative expenses

Mideast Group	$42,471	$41,710	$44,200
Southeast Group	22,165	22,912	23,396
West Group	43,878	42,862	41,983

Total Aggregates Business	108,514	107,484	109,579
Specialty Products	9,197	11,046	9,446
Corporate	6,427	11,892	16,856

Total	$124,138	$130,422	$135,881

Earnings (Loss) from operations

Mideast Group	$85,049	$93,956	$95,110
Southeast Group	(21,209)	(771)	13,486
West Group	63,629	75,405	63,760

Total Aggregates Business	127,469	168,590	172,356
Specialty Products	66,305	50,578	35,734
Corporate	(32,752)	(20,786)	(25,178)

Total	$161,022	$198,382	$182,912

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 34

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31 (add 000)
Assets employed	2011	2010	2009

Mideast Group	$792,483	$800,888	$803,438
Southeast Group	626,538	797,536	776,543
West Group	1,390,094	1,102,970	1,088,365

Total Aggregates Business	2,809,115	2,701,394	2,668,346
Specialty Products	120,305	102,103	102,405
Corporate	218,402	271,246	468,532

Total	$3,147,822	$3,074,743	$3,239,283

Depreciation, depletion and amortization

Mideast Group	$51,151	$54,943	$56,138
Southeast Group	46,607	52,203	48,954
West Group	59,419	56,705	55,176

Total Aggregates Business	157,177	163,851	160,268
Specialty Products	7,075	8,385	7,518
Corporate	9,155	9,301	11,605

Total	$173,407	$181,537	$179,391

Total property additions

Mideast Group	$39,504	$50,869	$39,761
Southeast Group	29,531	54,138	37,355
West Group	243,195	58,819	92,156

Total Aggregates Business	312,230	163,826	169,272
Specialty Products	21,983	6,431	10,766
Corporate	6,340	1,823	5,450

Total	$340,553	$172,080	$185,488

Property additions through acquisitions

Mideast Group	$—	$12,912	$—
Southeast Group	—	20,902	—
West Group	40,229	—	46,133

Total Aggregates Business	40,229	33,814	46,133
Specialty Products	—	—	—
Corporate	—	—	—

Total	$40,229	$33,814	$46,133

Property additions for the West Group in 2011 included $144,961,000 of capital assets acquired through an asset exchange with Lafarge North America. Property additions for the Mideast Group in 2010 and 2009 included $1,900,000 and $125,000, respectively, of land acquired through noncash transactions. Property additions for the Southeast Group in 2010 included $450,000 of land acquired through noncash transactions.

The asphalt, ready mixed concrete, road paving and other product lines are considered internal customers of the core aggregates business. Product lines for the Specialty Products segment consist of magnesia-based chemicals, dolomitic lime and other. Total revenues and net sales by product line are as follows:

years ended December 31 (add 000)
Total revenues	2011	2010	2009

Aggregates	$1,368,585	$1,359,694	$1,308,410
Asphalt	63,942	51,055	57,923
Ready Mixed Concrete	33,097	25,067	26,296
Road Paving	25,369	17,775	13,483
Other	3,707	6,114	7,293

Total Aggregates Business	1,494,700	1,459,705	1,413,405

Magnesia-Based Chemicals	158,254	132,890	109,685
Dolomitic Lime	59,496	58,630	48,571
Other	1,373	1,660	1,655

Specialty Products	219,123	193,180	159,911

Total	$1,713,823	$1,652,885	$1,573,316

Net sales

Aggregates	$1,213,153	$1,218,133	$1,192,108
Asphalt	47,315	37,917	43,226
Ready Mixed Concrete	33,018	25,031	26,250
Road Paving	25,369	17,775	13,483
Other	531	515	882

Total Aggregates Business	1,319,386	1,299,371	1,275,949

Magnesia-Based Chemicals	142,620	120,475	98,643
Dolomitic Lime	56,582	54,212	43,421
Other	1,373	1,659	1,655

Specialty Products	200,575	176,346	143,719

Total	$1,519,961	$1,475,717	$1,419,668

Domestic and foreign total revenues are as follows:

years ended December 31 (add 000)	2011	2010	2009

Domestic	$1,672,077	$1,618,794	$1,537,319
Foreign	41,746	34,091	35,997

Total	$1,713,823	$1,652,885	$1,573,316

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 35

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note P: Supplemental Cash Flow Information

The components of the change in other assets and liabilities, net, are as follows:

years ended December 31 (add 000)	2011	2010	2009
Other current and noncurrent assets	$2,439	$3,245	$(8,194)
Accrued salaries, benefits and payroll taxes	(4,722)	(1,415)	(9,137)
Accrued insurance and other taxes	2,873	(739)	855
Accrued income taxes	6,139	10,890	2,414
Accrued pension,postretirement and postemployment benefits	(16,378)	(22,257)	6,339
Other current and noncurrent liabilities	(3,092)	(3,491)	3,207

Change in other assets and liabilities	$(12,741)	$(13,767)	$(4,516)

Noncash investing and financing activities are as follows:

years ended December 31 (add 000)	2011	2010	2009
Noncash investing and financing activities:
Acquisition of assets through asset exchange	$150,000	$—	$—
Acquisition of land through property exchange	$—	$1,900	$—
Issuance of notes payable for acquisition of land	$—	$450	$125
Note receivable issued inconnection with divestiture and sale of assets	$—	$—	$1,675

Note Q: Other Expenses

In 2011, the Corporation incurred business development costs of $18,575,000, which decreased net earnings for 2011 by $11,409,000, or $0.25 per diluted share.

During 2011, the Corporation incurred early retirement and severance expenses totaling $4,414,000, or $0.06 per diluted share. These nonrecurring charges are included in selling, general and administrative expenses in the consolidated statement of earnings.

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

Note R: Recent Developments

On December 12, 2011, the Corporation launched an offer to effect a business combination with Vulcan. Under the terms of the exchange offer, the Corporation would issue 0.50 shares of its common stock for each outstanding share of Vulcan’s common stock. The total value of the proposed transaction is $5,355,000,000, based on the Corporation’s closing stock price of $82.51 at January 31, 2012. The Corporation has filed a registration statement with the Securities and Exchange Commission related to the offer. If the business combination is completed, prospective financial statements will be significantly different from the Corporation’s financial statements as of and for the periods ended December 31, 2011.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 36

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INTRODUCTORY OVERVIEW

Martin Marietta Materials, Inc., (the “Corporation”) is the nation’s second largest producer of construction aggregates. The Corporation’s Aggregates business includes the following reportable segments, operating locations, primary product lines and transportation modes:

AGGREGATES BUSINESS
Reportable Segments	Mideast Group	Southeast Group	West Group

Operating Locations	Indiana, Kentucky, Maryland, North Carolina, Ohio, South Carolina, Virginia and West Virginia	Alabama, Florida, Georgia, Mississippi, Tennessee, Nova Scotia and the Bahamas	Arkansas, Colorado, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, Nevada, North Dakota, Oklahoma, Texas, Utah, Washington and Wyoming

Primary Product Lines	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel), asphalt, ready mixed concrete and road paving

Primary Types of Aggregates Locations	Quarries and Distribution Yards	Quarries and Distribution Yards	Quarries and Distribution Yards

Primary Modes of Transportation for Aggregates Product Line	Truck, Rail and Water	Truck, Rail and Water	Truck and Rail

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

Notable items regarding the Corporation’s 2011 strategic initiatives, operating results, cash flows and operations include:

Strategic Initiatives:

•

Acquisition of three aggregates-related businesses: (i) aggregates, asphalt and ready mixed concrete operations in western San Antonio, Texas, that complement the Corporation’s existing integrated presence in this high-growth market; (ii) aggregates sites, as well as vertically-integrated ready mixed concrete and asphalt plants and a road paving business, in and around Denver, Colorado, resulting from an asset exchange with Lafarge North America Inc. (“Lafarge”) and (iii) a ready mixed concrete company in Denver, Colorado

•

Corporation’s proposal to effect a business combination with Vulcan Materials Company (“Vulcan”) through a stock-for-stock, tax-free transaction, in which each outstanding share of Vulcan common stock would be exchanged for 0.50 of a share of the Corporation’s common stock, and the commencement of an exchange offer for all of the outstanding shares of Vulcan common stock at the same exchange ratio (hereinafter “proposed business combination with Vulcan”)

Operating Results:

•	Earnings per diluted share of $1.78, inclusive of $0.25 per diluted share impact of business development costs

•	Return on shareholders’ equity of 5.8% in 2011

•	Heritage aggregates product line pricing increase of 2.7% and volume decrease of 3.5%

•	Record financial results by the Specialty Products segment, which provided earnings from operations of $66.3 million

•	Energy expense increased $19.7 million, which reduced earnings per diluted share by $0.26

•	Effective management of controllable costs as evidenced by selling, general and administrative expenses decreasing $6.3 million in 2011 compared with 2010

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 37

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Cash Flows:

•

Ratio of consolidated debt-to-consolidated EBITDA, as defined, in the Corporation’s $600 million credit agreement and $100 million secured accounts receivable credit facility, of 3.25 times for the trailing twelve months ended December 31, 2011, in compliance with the limit of 3.50 times

•	Cash dividends of $73.6 million, representing $1.60 per common share

•

Capital expenditures of $155.4 million focused on preserving capital while maintaining safe, environmentally-sound operations, along with a continuing investment in land with long-term mineral reserves to serve high-growth markets; investment included a new aggregates sales yard near Tampa, Florida and the initiation of construction of a new dolomitic lime kiln at the Specialty Products’ Woodville, Ohio facility

•	Investment of $91.6 million for acquisitions

Operations:

•	Improved employee safety performance as measured by the Corporation’s total injury incidence and lost time injury rates

•	Successful integration of the San Antonio acquisition

•

Strategic divestiture of certain operations along the Mississippi River (“River District operations”) to facilitate the asset exchange with Lafarge while maintaining balance sheet strength and financial flexibility

•	Continued maximization of transportation and materials options created by the Corporation’s long-haul distribution network

In 2012, as part of its strategic initiatives, the Corporation will continue to actively pursue the proposed business combination with Vulcan. Management believes that a strategic combination of the Corporation and Vulcan is compelling financially and operationally, and that such a combination provides significant benefits for shareholders of both companies, as well as employees, customers and communities. Management is committed to and intends to take the necessary steps to consummate this combination.

In 2012, the Corporation’s continued disciplined business approach and commitment to fundamentals and strategic vision, coupled with tactical execution, will enable management to prudently manage the business through this trough period of the construction cycle. Risks that are typical for the aggregates industry and the Corporation specifically become more pronounced during a protracted recession. In addition to pursuing the proposed business combination with Vulcan, management intends to emphasize, among other things, the following financial and operational initiatives in 2012:

Financial:

•	Preserving cash, maintaining liquidity and keeping the Corporation’s financial position strong

•	Increasing the Corporation’s incremental operating margin toward its targeted goal of an average of 60% over the course of a recovery in the business cycle

•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business

•	Returning cash to shareholders through sustainable dividends

Operational:

•	Continuing to focus on the Corporation’s safety performance

•	Maintaining a focus on cost containment and operational efficiencies

•	Completing the integration of the Colorado-based acquisitions into the Corporation’s disciplined cost structure

•	Investing in value-added growth initiatives and successfully integrating them with the Corporation’s heritage operations

•	Using best practices and information technology to drive improved cost performance

•	Effectively serving high-growth markets, particularly in the Southeast and Southwest

•	Continuing to build a competitive advantage from the Corporation’s long-haul distribution network

•	Continuing the strong performance and operating results of the Specialty Products segment

Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 38

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Aggregates Economic Considerations

The construction aggregates industry is a mature and cyclical business dependent on activity within the construction marketplace. In 2011, the Corporation’s overall aggregates shipments decreased 3.8% from 2010 levels. The Corporation’s heritage aggregates shipments, which exclude tonnage from acquisitions that were not included in prior-year operations for a full year and divestitures, decreased 3.5% compared with 2010. Whereas 2010 marked the first year of volume growth in five years, prior to 2010, the economic recession resulted in unprecedented reductions in aggregates shipments, as evidenced by United States aggregates consumption declining by almost 40% from peak volumes in 2006. The Corporation’s annual aggregates shipments ranged from 123 million tons to 130 million tons over the past three years, indicative of a certain degree of volume stability in a cyclical trough environment. Aggregates shipments have also been negatively affected as states continue to balance their construction spending against uncertainty related to long-term federal highway funding and budget shortfalls caused by decreasing tax revenues.

The principal end-use markets of the aggregates industry are public infrastructure (e.g., highways, bridges, schools and prisons); nonresidential construction (e.g., manufacturing and distribution facilities; energy projects, including natural gas drilling; office buildings; large retailers and wholesalers; and malls); and residential construction (single- and multi-family housing). Aggregates products are also used in the railroad, environmental, utility and agricultural industries. For example, ballast is an aggregates product used to line railroad track beds and, increasingly, concrete rail ties are being used as a substitute for wooden ties. High-calcium limestone is used as a supplement in animal feed, as a soil acidity neutralizer and agricultural growth enhancer, and also as filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade high-calcium limestone is used as a desulfurization material in utility plants. Limestone can also be used to absorb moisture, particularly around building foundations. Stone is used as a stabilizing material to control erosion caused by water runoff or at ocean beaches, inlets, rivers and streams.

As discussed further under the section Aggregates Industry and Corporation Trends on pages 49 through 52, end-use markets respond to changing economic conditions in different ways. Public infrastructure construction is ordinarily more stable than nonresidential and residential construction due to funding from federal, state and local governments, with approximately half from the federal government and half from state and local governments. The Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”) was the federal highway legislation that provided funding of $286.4 billion over the six-year period ended September 30, 2009. While a multi-year successor federal highway bill has not been approved, the provisions of SAFETEA-LU have been extended under eight continuing resolutions through March 31, 2012. The status of long-term federal infrastructure spending and the continued overall weakness in the United States economy negatively affected infrastructure spending in 2011. Additionally, the waning impact of the American Recovery and Reinvestment Act (“ARRA” or “Stimulus”) continues as the December 31, 2012 deadline to complete all such projects approaches. Consequently, the Corporation’s heritage aggregates shipments to the infrastructure construction market decreased 5% in 2011. Management remains optimistic that the underlying demand and need for infrastructure projects support consistent growth in this end-use market once long-term federal funding is resolved. Overall, the infrastructure construction market accounted for approximately 54% of the Corporation’s 2011 heritage aggregates shipments.

MARKETS

HERITAGE AGGREGATES PRODUCT LINE

(Estimated percentage of shipments)

	2007	2008	2009	2010	2011	5-Year Average
Infrastructure	48%	50%	55%	55%	54%	52%
Nonresidential	30%	31%	25%	26%	26%	28%
Residential	12%	9%	7%	7%	8%	9%
ChemRock/Rail	10%	10%	13%	12%	12%	11%

Source: Corporation data

Nonresidential and residential construction levels are interest rate-sensitive and typically move in a direct correlation with economic cycles. The Corporation’s heritage

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 39

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

nonresidential construction market, which accounted for approximately 26% of the Corporation’s 2011 heritage aggregates shipments, decreased 3% in 2011. Heritage aggregates shipments to the heavy industrial component of nonresidential, namely the energy sector, declined compared with 2010, driven by low natural gas prices and the ongoing transition of shale field activity from the Hayesville and Barnett deposits in Louisiana, Arkansas and North Texas to the Eagle Ford Shale in South Texas. The reduction in energy-related shipments was offset by growth in heritage aggregates shipments to the commercial component of the nonresidential construction market, namely office and retail. This commercial recovery was limited to geographies with distinct characteristics, such as areas with a strong military presence. Specifically, the commercial component of nonresidential construction generally follows the residential construction market with a 12-to-18-month lag.

The residential construction market accounted for approximately 8% of the Corporation’s heritage aggregates shipments in 2011. National forecasts earlier this year predicted stabilization and improvements in the overall housing market, and the Corporation increased heritage aggregates shipments to that sector in discrete geographic areas, particularly Texas. Overall, the Corporation’s heritage aggregates shipments to the residential construction market increased 4% in 2011. Although multi-family residential construction remained stable throughout the year, the total value of private residential construction put in place declined slightly during 2011, as reported by the United States Census Bureau. While the Federal Reserve kept the federal funds rate at zero percent throughout the year, overall weakness of the U.S. economy and reduced consumer lending by banks limited the impact of the low rate. Additionally, the excess supply of developed lots stifled new housing starts and limited the more aggregates-intensive subdivision development typically seen in a residential volume recovery. Looking ahead, management believes that when this sector recovers, there will be a notable volume impact, and the Corporation is well positioned to benefit from that upturn. However, housing starts are not expected to achieve a normalized annual level, estimated at 1.5 million starts nationally, until 2016, according to McGraw Hill Construction.

Shipments of chemical rock (comprised primarily of material used for agricultural lime and flue gas desulfurization) and ballast product sales (collectively, referred to as “ChemRock/ Rail”) accounted for approximately 12% of the Corporation’s heritage aggregates shipments and decreased slightly in 2011. Furthermore, three of the Corporation’s top ten customers in 2011 were Class I railroads.

In 2011, inclusive of 6.3 million tons attributable to operations divested during the year, the Corporation shipped 125.1 million tons of aggregates to customers in 31 states, Canada, the Bahamas and the Caribbean Islands from 264 aggregates quarries and distribution yards. While the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five sales-generating states – Texas, North Carolina, Iowa, Georgia and South Carolina – accounted for approximately 57% of its 2011 net sales by state of destination, while the top ten sales-generating states accounted for approximately 76% of its 2011 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.

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

While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is locating suitable deposits that can be economically mined at locations that qualify for regulatory permits and are in close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This objective becomes more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering enhanced regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; land acquisition around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; underground mine development; and enhancing its competitive advantage with its long-haul distribution network. The Corporation’s long-haul network moves aggregates materials from domestic and offshore sources, via rail and water, to markets that generally exhibit above-average growth characteristics driven by long-term population trends but lack a long-term indigenous supply of aggregates. In 2011, as part of an asset exchange with Lafarge, the Corporation divested its River District operations which were being serviced as part of the Corporation’s barge long-haul distribution network, but not in high-growth states. The movement of aggregates materials through long-haul networks introduces risks to operating results as discussed more fully under the sections Analysis of Gross Margin and Transportation Exposure on pages 48 and 49 and pages 61 through 63, respectively.

During the late 1990’s and through the early 2000’s, the aggregates industry experienced significant consolidation, and the Corporation actively participated in that industry consolidation. During this period, large, often public, companies acquired small-to-medium-sized businesses, primarily private companies. Thereafter, this consolidation trend slowed as the number of suitable small-to-midsized acquisition targets in high-growth markets declined. In the mid 2000’s, at the apex of the most recent business cycle, large public companies acquired other large public companies and paid peak multiples of peak EBITDA (earnings before interest expense, income tax expense, and depreciation and amortization expense), often stretching their financial capacity beyond investment-grade limits. The Corporation was not an active acquirer during this period, as management deemed the values of potential acquisitions to be significantly below the sellers’ expectations. Management anticipates the number of acquisition opportunities to increase as a result of the protracted recession. Opportunities include public and larger private, family-owned businesses, as well as, asset divestitures from companies rationalizing non-core assets and repairing financially-constrained balance sheets. The Corporation pursues acquisitions that fit its strategic objectives as discussed more fully under the section Aggregates Industry and Corporation Trends on pages 49 through 52.

Aggregates Business Financial Considerations

The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 59 through 61. Further, operating results and financial performance are sensitive to shipment volume and changes in selling prices.

Driven by growth in heritage aggregates shipments in 2010, the average selling price for the heritage aggregates product line increased 2.7% in 2011, the largest increase since 2008. Management had expected a recovery in aggregates pricing once degrees of volume stability were achieved, even if that stability occurred at the cyclical trough. Pricing momentum was achieved and has been sustained despite a decline in heritage aggregates product line shipments. In fact, most geographic markets with declines in shipments reported an increase in average selling price in 2011.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 41

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The production of construction-related aggregates also requires the use of diesel fuel. Therefore, fluctuations in diesel fuel pricing directly affect the Corporation’s operating results. During 2011, energy costs increased $19.7 million compared with 2010; higher diesel fuel cost was the primary component. The Corporation does not hedge its diesel fuel price risk, but instead focuses on volume-related price reductions, fuel efficiency, consumption and the natural hedge typically created by the ability to increase aggregates prices.

Management evaluates financial performance in a variety of ways. In particular, gross margin (excluding freight and delivery revenues) is a significant measure of financial performance reviewed by management on a site-by-site basis. Management also reviews changes in average selling prices, costs per ton produced, tons produced per worked man hour and return on invested capital, along with other key financial and nonfinancial data. Changes in average selling prices demonstrate economic and competitive conditions, while changes in costs per ton produced and tons produced per worked man hour are indicative of operating efficiency and economic conditions.

Specialty Products Considerations

The Corporation, through its Specialty Products segment, also produces dolomitic lime and magnesia-based chemicals. In 2011, this segment achieved records for both net sales and earnings from operations. For the year, net sales for the segment increased 14%, reflecting the strength of the steel industry and strong demand in the chemicals product line. The dolomitic lime business, which represented 28% of Specialty Products’ 2011 net sales, is dependent on the highly-cyclical steel industry and operating results are affected by changes in that industry. The dolomitic lime business runs most profitably at 70% or greater steel utilization; domestic capacity utilization averaged 75% in 2011. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.

A significant portion of costs related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. The Corporation has entered into fixed-price supply contracts for coal and natural gas to help mitigate this risk. During 2011, natural gas prices remained relatively stable.

Cash Flow Considerations

The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. During 2011, the Corporation entered into a four-year $600 million credit agreement (the “Credit Agreement”), comprised of a $350 million unsecured revolving facility (the “Revolving Facility”) and a $250 million senior unsecured term loan (the “Term Loan Facility”), with a syndicate of banks and amended its $100 million secured accounts receivable credit facility (the “AR Credit Facility”). Proceeds from the new credit facilities were used for working capital and general corporate purposes, prepaying outstanding borrowings of $111.8 million on the term loan due 2012 and repaying $242.1 million of 6.875% notes that matured on April 1, 2011. Additionally, during 2011, the Corporation invested $155.4 million in capital expenditures, invested $91.6 million in acquisitions, paid $73.6 million in dividends and made contributions of $30.2 million to its pension plans.

Cash on hand, $26.0 million at December 31, 2011, along with the Corporation’s projected internal cash flows and its available financing resources, including access to debt and equity markets, as required, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, satisfy noncancelable agreements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise, and allow for payment of dividends. At December 31, 2011, the Corporation had unused borrowing capacity of $313 million under the Credit Agreement, subject to complying with a leverage covenant based on its debt-to-EBITDA ratio, and no available borrowings under the AR Credit Facility.

The Corporation’s ability to borrow funds or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. The current credit environment has limited the Corporation’s ability to issue borrowings under its commercial paper program. As of December 31, 2011, the Corporation had principal indebtedness of

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 42

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

$1.06 billion and future minimum lease and mineral and other royalty commitments for all noncancelable agreements of $356.6 million. The Corporation’s ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting its consolidated operations, many of which are beyond the Corporation’s control. If the Corporation is unable to generate sufficient cash flow from operations in the future to satisfy its financial obligations, it may be required, among other things, to seek additional financing in the debt or equity markets; to refinance or restructure all or a portion of its indebtedness; to further reduce or delay planned capital or operating expenditures; and/or to suspend or reduce the amount of the cash dividend to shareholders.

An increase in leverage could lead to deterioration in the Corporation’s credit ratings. A reduction in its credit ratings, regardless of the cause, could also limit the Corporation’s ability to obtain additional financing and/or increase its cost of obtaining financing.

Proposed Business Combination Considerations

On December 12, 2011, the Corporation proposed a business combination with Vulcan through a stock-for-stock, tax-free transaction, in which each outstanding share of Vulcan common stock would be exchanged for 0.50 of a share of the Corporation’s common stock. On the same date, the Corporation commenced an exchange offer for all of the outstanding shares of Vulcan common stock at the same exchange ratio. The proposed business combination with Vulcan would create a U.S.-based company that would be the global leader in construction aggregates (see section Aggregates Industry and Corporation Trends – Recent Developments on pages 51 and 52).

The Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis of Financial Conditions and Results of Operations included in the 2011 Annual Report assume the Corporation on a stand-alone basis and do not give effect to the potential impact of the proposed business combination with Vulcan.

The Corporation’s future performance could be affected by the proposed business combination with Vulcan. For a discussion of the potential risks and other implications of the proposed business combination with Vulcan, please see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011 and the prospectus/offer to exchange included in the Corporation’s Registration Statement on Form S-4 filed on December 12, 2011 (as may be amended from time to time), as well as the Corporation’s other disclosures relating to the combination proposal.

FINANCIAL OVERVIEW

Highlights of 2011 Financial Performance

•	Earnings per diluted share of $1.78, inclusive of business development costs of $0.25 per diluted share, compared with 2010 earnings of $2.10 per diluted share

•	Net sales of $1.520 billion, a 3.0% increase compared with net sales of $1.476 billion in 2010

•	Heritage aggregates product line pricing increase of 2.7% and volume decrease of 3.5%

•	Record financial results by the Specialty Products segment, which provided earnings from operations of $66.3 million

Results of Operations

The discussion and analysis that follows reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 6 through 36. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates business generated 87% of net sales and the majority of operating earnings during 2011. The following comparative analysis and discussion should be read within that context. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and are not intended to be indicative of management’s judgment of materiality.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 43

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation’s consolidated operating results and operating results as a percentage of net sales are as follows:

years ended December 31 (add 000, except for % of net sales)	2011	% of Net Sales	2010	% of Net Sales	2009	% of Net Sales
Net sales	$1,519,961	100.0%	$1,475,717	100.0%	$1,419,668	100.0%
Freight and delivery revenues	193,862		177,168		153,648
Total revenues	1,713,823		1,652,885		1,573,316
Cost of sales	1,217,946	80.1	1,153,991	78.2	1,088,101	76.6
Freight and delivery costs	193,862		177,168		153,648
Total cost of revenues	1,411,808		1,331,159		1,241,749
Gross profit	302,015	19.9	321,726	21.8	331,567	23.4
Selling, general and administrative expenses	124,138	8.2	130,422	8.8	135,881	9.6
Business development costs	18,575	1.2	1,220	0.1	2,199	0.2
Other operating (income) and expenses, net	(1,720)	(0.1)	(8,298)	(0.5)	10,575	0.7
Earnings from operations	161,022	10.6	198,382	13.4	182,912	12.9
Interest expense	58,586	3.9	68,440	4.6	73,455	5.2
Other nonoperating expensesand (income), net	1,834	0.1	198	0.0	(1,165)	(0.1)
Earnings from continuing operations before taxes on income	100,602	6.6	129,744	8.8	110,622	7.8
Taxes on income	20,986	1.4	30,918	2.1	25,974	1.8
Earnings from continuing operations	79,616	5.2	98,826	6.7	84,648	6.0
Gain (Loss) on discontinued operations,net of taxes	3,957	0.3	(162)	0.0	3,516	0.2
Consolidated net earnings	83,573	5.5	98,664	6.7	88,164	6.2
Less: Net earnings attributable to noncontrolling interests	1,194	0.1	1,652	0.1	2,705	0.2
Net Earnings Attributable to Martin Marietta Materials, Inc.	$82,379	5.4%	$97,012	6.6%	$85,459	6.0%

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

Gross Margin in Accordance with GAAP

years ended December 31 (add 000, except for margin %)	2011	2010	2009

Gross profit	$302,015	$321,726	$331,567

Total revenues	$1,713,823	$1,652,885	$1,573,316

Gross margin	17.6%	19.5%	21.1%

Gross Margin Excluding Freight and Delivery Revenues

years ended December 31 (add 000, except for margin %)	2011	2010	2009

Gross profit	$302,015	$321,726	$331,567

Total revenues	$1,713,823	$1,652,885	$1,573,316
Less: Freight anddelivery revenues	(193,862)	(177,168)	(153,648)

Net sales	$1,519,961	$1,475,717	$1,419,668

Gross margin excluding freight and delivery revenues	19.9%	21.8%	23.4%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 44

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Operating Margin in Accordance with GAAP

years ended December 31 (add 000, except for margin %)	2011	2010	2009
Earnings from operations	$161,022	$198,382	$182,912

Total revenues	$1,713,823	$1,652,885	$1,573,316

Operating margin	9.4%	12.0%	11.6%

Operating Margin Excluding Freight and Delivery Revenues

years ended December 31 (add 000, except for margin %)	2011	2010	2009
Earnings from operations	$161,022	$198,382	$182,912

Total revenues	$1,713,823	$1,652,885	$1,573,316
Less: Freight and delivery revenues	(193,862)	(177,168)	(153,648)

Net sales	$1,519,961	$1,475,717	$1,419,668

Operating margin excluding freight and delivery revenues	10.6%	13.4%	12.9%

Net Sales

Net sales by reportable segment are as follows:

years ended December 31 (add 000)	2011	2010	2009
Mideast Group	$454,029	$450,048	$438,444
Southeast Group	224,728	243,706	253,849
West Group	640,629	605,617	583,656
Total Aggregates Business	1,319,386	1,299,371	1,275,949
Specialty Products	200,575	176,346	143,719
Total	$1,519,961	$1,475,717	$1,419,668

Aggregates. Heritage and total aggregates product line average selling price increases (decreases) are as follows:

years ended December 31	2011	2010	2009
Mideast Group	1.7%	(5.3%)	3.8%
Southeast Group	5.0%	1.5%	0.0%
West Group	3.4%	(2.9%)	3.1%
Heritage Aggregates Operations	2.7%	(3.2%)	2.1%
Aggregates Business	2.7%	(3.4%)	2.1%

Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and divestitures.

The average annual aggregates product line price increase for the ten and twenty years ended December 31, 2011 was 4.8% and 3.6%, respectively. Aggregates pricing in 2011 increased after a certain degree of volume stability was achieved in 2010 and competitive pricing pressures eased. The decline in average selling price in 2010 reflects changes in each of product and geographic mix, which resulted in more lower-priced products being sold. In addition, higher-priced projects having been bid in more stable economic periods were replaced by projects bid during a period of significant competitive pressures. Aggregates pricing in 2009 reflects the impact of reduced demand. (see section Aggregates Industry and Corporation Trends on pages 49 through 52).

In 2011 and 2010, average selling price increases for the Southeast Group were higher than the other reportable segments primarily due to product mix, which reflected a higher percentage of higher-priced products being sold, and the inclusion of internal freight costs to transport aggregates from a producing location to a sales yard. The average selling price for the Southeast Group in 2009 was flat due to a decline in shipments and increased competitive pressures, particularly in Florida.

Aggregates product line shipments of 125.1 million tons in 2011 decreased 3.8% compared with 130.0 million tons in 2010 due to a reduction of ARRA projects, decreases in transportation spending and decreased energy-sector shipments. Aggregates product line shipments of 130.0 million tons in 2010 increased 5.4% compared with 123.4 million tons shipped in 2009. The increase is primarily due to increases in state transportation spending and increased shipments to the energy sector. The following presents heritage and total aggregates product line shipments for each reportable segment for the Aggregates business:

years ended December 31 Tons (add 000)	2011	2010	2009
Heritage Aggregates Product Line:
Mideast Group	39,453	40,257	37,257
Southeast Group	18,159	20,727	21,900
West Group	60,149	60,996	56,691
Heritage Aggregates Operations	117,761	121,980	115,848
Acquisitions	1,067	33	—
Divestitures[1]	6,246	7,994	7,553
Aggregates Business	125,074	130,007	123,401

1	Divestitures represent tons related to divested operations up to the date of divestiture.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 45

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Heritage and total aggregates product line volume variance by reportable segment is as follows:

years ended December 31	2011	2010	2009
Mideast Group	(2.0%)	8.1%	(26.9%)
Southeast Group	(12.4%)	(5.4%)	(23.5%)
West Group	(1.4%)	7.6%	(19.4%)
Heritage Aggregates Operations	(3.5%)	5.3%	(22.8%)
Total Aggregates Business	(3.8%)	5.4%	(22.6%)

The Southeast Group experienced double-digit volume declines in 2011 due to the weakness in the North Georgia and Alabama markets. The decline in shipments for the Southeast Group in 2010 was primarily due to delays in key heavy industrial projects in the nonresidential market.

Specialty Products. Specialty Products’ 2011 net sales of $200.6 million increased 13.7% over 2010 net sales of $176.3 million. The 2010 net sales represented an increase of 22.7% over 2009 net sales of $143.7 million. The increases in 2011 and 2010 are due to the strength of the steel industry, which experienced utilization rates greater than 70%, and strong demand in the chemicals product line.

Freight and Delivery Revenues and Costs

Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 61 through 63). These third-party freight costs are then billed to the customer. In 2011, these revenues and costs increased compared with 2010 due to higher fuel costs. The 15.3% increase in these revenues and costs in 2010 compared with 2009 reflects an increase in aggregates shipments and higher fuel costs.

Cost of Sales

Cost of sales increased 5.5% in 2011 compared with 2010 due to increased net sales, increased diesel expense, higher raw material costs for liquid asphalt and an increase in internal freight costs. Cost of sales increased 6.1% in 2010 compared with 2009 due to a 3.9% increase in net sales and higher energy costs, which increased $24.7 million.

Gross Profit

The Corporation defines gross margin (excluding freight and delivery revenues) as gross profit divided by net sales. The Corporation’s gross margin (excluding freight and delivery revenues) decreased 190 basis points in 2011 due to a reduction of aggregates product line shipments and increased energy, liquid asphalt and internal freight costs. Gross margin (excluding freight and delivery revenues) decreased 160 basis points in 2010 due to higher energy costs and the reduction in average selling price for the aggregates product line.

The following presents a rollforward of the Corporation’s gross profit from 2010 to 2011 and from 2009 to 2010:

years ended December 31 (add 000)	2011	2010
Consolidated Gross Profit, prior year	$321,726	$331,567
Aggregates Business:
Volume (weakness) strength	(21,305)	62,625
Pricing strength (weakness)	41,320	(39,203)
Increase in noncontrollable energy costs	(17,971)	(19,633)
Increase in liquid asphalt costs	(9,188)	(2,015)
Other cost increases, net	(27,191)	(27,052)
Decrease in Aggregates Business Gross Profit	(34,335)	(25,278)
Specialty Products	13,720	16,101
Corporate	904	(664)
Decrease in Consolidated Gross Profit	(19,711)	(9,841)
Consolidated Gross Profit, current year	$302,015	$321,726

The following presents gross margin (excluding freight and delivery revenues) by reportable segment for the Aggregates business:

years ended December 31	2011	2010	2009
Mideast Group	27.3%	29.6%	31.7%
Southeast Group	0.5%	9.3%	14.6%
West Group	16.4%	17.9%	19.4%
Total Aggregates Business	17.4%	20.3%	22.7%

Gross margin (excluding freight and delivery revenues) for the Southeast Group reflects the 12.4% decline in heritage aggregates product line shipments in 2011, the 5.4% decline in heritage aggregates product line shipments in 2010 and the flat average selling price at its heritage operations in 2009. Additionally, the Southeast Group’s operations include the water distribution network in the Bahamas and Nova Scotia, which produces lower gross margins due to internal freight (see sections Analysis of Gross Margin on pages 48 and 49 and Transportation Exposure on pages 61 through 63).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 46

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $6.3 million in 2011 due to lower personnel costs related to stock-based compensation and lower pension costs. This decrease was partially offset by $4.4 million of termination costs for certain restructuring activities. Selling, general and administrative expenses decreased $5.5 million in 2010 due to lower overall personnel costs and despite absorbing $3.5 million for settlement charges for the payment of vested benefits under the SERP (Supplemental Excess Retirement Plan). The reductions in 2011 and 2010 reflect management’s continued focus on cost control.

Business Development Costs

In 2011, the Corporation incurred $18.6 million of business development costs, including expenses related to transactions closed during the year and $12.0 million related to the Corporation’s proposed business combination with Vulcan.

Other Operating Income and Expenses, Net

Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense, and gains and losses related to asset retirement obligations; and research and development costs. The 2010 amount included the settlement and reversal of part of an $11.9 million legal reserve that was established in 2009 for the West Group and a $4.5 million gain on the sale of assets, partially offset by a $2.7 million charge for bad debts. Additionally, the 2009 amount included a $3.0 million charge for a property loss and the loss on the sales of assets and a $3.3 million charge for bad debts.

Earnings from Operations

The Corporation defines operating margin (excluding freight and delivery revenues) as earnings from operations divided by net sales and it represents a measure of operating profitability. The 2011 decrease of 280 basis points compared with 2010 reflected lower gross margin (excluding freight and delivery revenues) for the Aggregates business resulting from higher energy, liquid asphalt and internal freight costs and $18.6 million of business development expenses, partially offset by the record operating results for the Specialty Products segment and lower selling, general and administrative expenses. The 2010 increase of 50 basis points compared with 2009 reflected the strong operating results for the Specialty Products segment, lower selling, general and administrative expenses and the gain on a legal settlement, partially offset by the lower gross margin (excluding freight and delivery revenues) for the Aggregates business, primarily due to higher energy costs.

Interest Expense

Interest expense decreased $9.9 million in 2011 primarily due to a higher mix of variable-rate debt, which currently bears a lower interest rate compared with the Corporation’s fixed-rate debt. Interest expense decreased $5.0 million in 2010 primarily due to lower outstanding borrowings.

Other Nonoperating Income and Expenses, Net

Other nonoperating income and expenses, net, are comprised generally of interest income, foreign currency transaction gains and losses, and net equity earnings from nonconsolidated investments. The $1.6 million increase in expense in 2011 compared with 2010 was the result of a loss on foreign currency transactions in 2011. The expense in 2010 compared with income in 2009 was due to lower gains on foreign currency transactions.

Income Taxes

Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to tax benefits associated with depletion allowances for mineral reserves, the effect of state income taxes, the domestic production deduction, the tax effect of nondeductibility of goodwill related to divestitures of businesses and the impact of foreign losses for which no tax benefit is recognized. The permanent benefits associated with the depletion deduction for mineral reserves are the significant driver of the effective income tax rate. The statutory depletion deduction is calculated as a percentage of sales subject to certain limitations. Due to these limitations, changes in sales volumes and pretax earnings may not proportionately affect the depletion deduction. However, the impact of the depletion deduction on the effective tax rate is inversely affected by increases or decreases in pretax earnings.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 47

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective tax rate.

The Corporation’s estimated effective income tax rates are as follows:

years ended December 31	2011	2010	2009
Continuing operations	20.9%	23.8%	23.5%

Discontinued operations	35.8%	(90.7%)	31.2%

Overall	21.7%	22.9%	23.8%

Discontinued Operations

Operations that are disposed of or permanently shut down represent discontinued operations. The results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations in the consolidated statements of earnings. The results of operations for divestitures do not include Corporate overhead allocated during the periods the Corporation owned these operations. All discontinued operations relate to the Aggregates business.

In 2011, the Corporation divested its River District operations as part of an asset exchange with Lafarge. Discontinued operations included the following:

years ended December 31 (add 000)	2011	2010	2009
Net sales	$64,567	$75,414	$78,741

Pretax (loss) gain on operations	$(3,821)	$(1,733)	$5,126
Pretax gain (loss) on disposals	9,986	(4)	(17)
Pretax gain (loss)	6,165	(1,737)	5,109
Income tax expense (benefit)	2,208	(1,575)	1,593
Net earnings (loss)	$3,957	$(162)	$3,516

Net Earnings Attributable to Martin Marietta Materials, Inc. and Earnings Per Diluted Share

Net earnings attributable to Martin Marietta Materials, Inc., were $82.4 million, or $1.78 per diluted share, inclusive of business development costs of $0.25 per diluted share, in 2011, a decrease of 15.1% compared with $97.0 million, or $2.10 per diluted share, in 2010.

Net earnings attributable to Martin Marietta Materials, Inc., were $97.0 million, or $2.10 per diluted share, in 2010, an increase of 13.5% compared with $85.5 million, or $1.91 per diluted share, in 2009.

Analysis of Gross Margin

•	2011 Aggregates business gross margin (excluding freight and delivery revenues) reflects a 340-basis-point negative impact of internal freight

The Aggregates business gross margin (excluding freight and delivery revenues) for continuing operations for the years ended December 31 is as follows:

2011	17.4%
2010	20.3%
2009	22.7%

Although the Corporation, as part of an asset exchange with Lafarge in December 2011, divested its River District operations which were part of its long-haul distribution network, the development of water and rail distribution yards continues to be a key component of the Corporation’s strategic growth plan. Most of this activity is in coastal areas located in the Southeast and West Groups, areas which generally lack an indigenous supply of coarse aggregates but exhibit above-average growth characteristics driven by long-term population trends. Transportation freight costs from the production site to the distribution yards are included in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. Sales from rail and water distribution yards generally yield lower gross margins as compared with sales directly from quarry operations. Nonetheless, management expects that the distribution network currently in place will provide the Corporation solid growth opportunities, and gross margin should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 52 through 67). In 2011, approximately 16.2 million tons of aggregates were sold from distribution yards, of which approximately 1.1 million tons were sold from the Corporation’s River District operations. Results from these distribution operations reduced the Aggregates business gross margin (excluding freight and delivery revenues) by approximately 340 basis points in 2011. In 2010 and 2009, the impact of internal freight on the Aggregates business gross margin (excluding freight and delivery revenues) was comparable to the 2011 decrease.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 48

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

In addition to its aggregates operations, the Corporation also has asphalt, ready mixed concrete and road paving operations (hereinafter referred to as “vertically-integrated operations”), which represented 8% of the Aggregates business’ 2011 total revenues. The Corporation acquired additional vertically-integrated operations in Texas in June 2011 and in Colorado in December 2011. Vertically-integrated operations also negatively affect gross margin, particularly for the West Group. Gross margins (excluding freight and delivery revenues) associated with vertically-integrated operations are lower as compared with aggregates operations. Gross margins (excluding freight and delivery revenues) for the Aggregates business’ asphalt and ready mixed concrete product lines, which are located in the West Group, typically range from 10% to 12% as compared with the Aggregates business’ overall gross margin (excluding freight and delivery revenues), which generally ranges from 25% to 30%. Historically, the road paving product line, which is also included in the West Group, typically yielded profits insignificant to the Corporation. However, the road paving business is expected to have a more significant impact in future periods due to the Corporation’s recent acquisitions. In 2011, the mix of vertically-integrated operations lowered the Aggregates business’ gross margin (excluding freight and delivery revenues) by approximately 95 basis points. As a result of management’s strategic growth plan, the Aggregates business’ gross margin (excluding freight and delivery revenues) will continue to be adversely affected by the lower gross margins for vertically-integrated operations and for the water and rail distribution network.

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

BUSINESS ENVIRONMENT

The sections on Business Environment on pages 49 through 69, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone.

The relationship between trends and risks is dynamic, and the current economic climate exacerbates this relationship. This discussion should be read in this context.

Aggregates Industry and Corporation Trends

•	Spending statistics, from 2010 to 2011, according to U.S. Census Bureau:

—	Public-works construction spending decreased 6.5%

—	Private nonresidential construction market spending increased 2.4%

—	Private residential construction market spending decreased 1.1%

•	According to the U.S. Geological Survey, aggregates consumption in the United States decreased slightly in 2011 compared with 2010

The Corporation’s principal business, the Aggregates business, serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, access to capital markets, levels of public sector infrastructure funding, and demographic, geographic and population shifts. In 2011, total aggregates consumption in the United States of 2.1 billion tons decreased slightly compared with 2010, as reported by the U. S. Geological Survey. Per the U.S. Census Bureau, total construction spending decreased 2.0%, which implies a higher level of aggregates-intensive construction spending in 2011.

The Aggregates business sells its products principally to contractors in connection with highway and other public infrastructure projects as well as nonresidential and residential development. While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure projects has been comparatively more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. However, the status of long-term federal infrastructure funding and uncertainties about the timing and amount of such funding continue to negatively affect spending on public infrastructure projects (see section Federal and

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 49

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

State Highway Appropriations on pages 56 through 58). By way of example, while the total value of United States construction spending decreased 2.0% in 2011 compared with 2010, overall public-works spending decreased 6.5% in 2011. As reported by The American Road and Transportation Builders Association (“ARTBA”), spending on highways, streets and bridges decreased to $78.9 billion in 2011 from $82.7 billion in 2010; the first decline in the value of highway and bridge construction put in place since 2002. ARTBA estimates that the value of highway, street and bridge construction will decrease by 6% in 2012. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2011; this has consistently been the case since 1990. Approximately 54% of the Corporation’s 2011 heritage aggregates shipments were in the public sector; thus, the Aggregates business benefits from public-works construction projects. Accordingly, management believes exposure to fluctuations in nonresidential and residential, or private sector, construction spending is lessened by the business’ mix of public sector-related shipments.

According to the U.S. Census Bureau, private nonresidential construction market spending increased 2.4% in 2011 compared with 2010. Approximately 26% of the Corporation’s 2011 heritage aggregates shipments were related to the nonresidential construction market. Historically, approximately half of the Corporation’s nonresidential construction shipments have been used for office and retail projects, while the remainder has been used for heavy industrial and capacity-related projects. Heavy industrial construction activity has been supported since 2010 by expansion of the energy sector, namely development of shale-based natural gas fields.

The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions (including roads, sidewalks, and storm and sewage drainage) and aggregates used in home construction. Therefore, the timing of new subdivision starts is a leading indicator of new home starts and equally affects residential volumes. Private residential construction market spending decreased 1.1% in 2011 from 2010, according to the U.S. Census Bureau. During 2011 and 2010, private residential construction spending was at extremely low levels, reflecting the significant number of home foreclosures, a high inventory of developed lots and the overall weak economy.

Vertically-integrated operations generally follow construction industry trends and accounted for 8% of the Aggregates business’ 2011 total revenues.

Gross margin on shipments transported by rail and water is lower as a result of the impact of internal freight. However, as demand increases in supply-constrained areas, additional pricing opportunities, along with improved distribution costs, may improve profitability and gross margin on transported material. Further, the long-haul transportation network can diversify market risk for locations that engage in long-haul transportation of their aggregates products. Many locations serve both a local market and transport products via rail and/or water to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other markets served by the location.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 50

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Since the expiration of SAFETEA-LU, multi-year highway projects have been replaced by short-term, repair and maintenance projects. Management expects this trend to reverse upon passage of a multi-year federal highway program.

In 2011, the average selling price for the heritage aggregates product line increased 2.7% after a certain degree of volume stability was achieved in 2010 and competitive pricing pressures related to Stimulus projects eased. Opportunities to increase pricing will be on a market-by-market basis. Management believes pricing increases in 2012 and beyond will approximate the Corporation’s 20-year annual average, 3.6%, and correlate, after consideration of a 6-to-12-month lag factor, with changes in demand. Pricing is determined locally and is affected by supply and demand characteristics of the local market.

The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. While a recessionary economy increases those risks, both lien rights and payment bonds help mitigate the risk of uncollectible receivables. However, the recessionary economy has delayed payments from certain of the Corporation’s customers. Historically, the Corporation’s bad debt write offs have not been significant to its operating results. Further, management considers the allowance for doubtful accounts adequate as of December 31, 2011.

Management expects the overall long-term trend of consolidation of the aggregates industry to continue. The Corporation’s Board of Directors and management continue to review and monitor strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar or complementary businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to markets that the Corporation views as attractive. During the year, the Corporation reviewed over 30 possible transactions and completed three acquisitions as part of its long-term strategic plan (see section Internal Expansion and Integration of Acquisitions on pages 63 and 64).

Recent Developments

On December 12, 2011, the Corporation proposed a business combination with Vulcan through a stock-for-stock, tax-free transaction, in which each outstanding share of Vulcan common stock would be exchanged for 0.50 of a share of the Corporation’s common stock. On the same date, the Corporation commenced an exchange offer for all of the outstanding shares of Vulcan common stock at the same exchange ratio. The proposed business combination with Vulcan and the exchange offer has the unanimous support of the Corporation’s Board of Directors. The offer represents a premium for Vulcan shareholders of 15% to the average exchange ratio based on the closing share prices for Vulcan and the Corporation during the 10-day period ended December 9, 2011, the trading day before the commencement of the offer, and 18% to the average exchange ratio based on the closing share prices for Vulcan and the Corporation during the 30-day period ended December 9, 2011. The total value of the offer is $5.355 billion, based on the Corporation’s closing stock price of $82.51 on January 31, 2012. The Corporation also intends to maintain the dividend for the combined company at the Corporation’s current rate of $1.60 per share annually, or the equivalent of $0.80 per Vulcan share annually, based on the proposed exchange ratio.

In furtherance of its proposed business combination with Vulcan, on January 24, 2012, the Corporation submitted a notice letter to Vulcan (as amended and restated by a notice letter submitted to Vulcan on January 30, 2012) of its proposal to nominate five independent director candidates to be considered for election to Vulcan’s Board of Directors at Vulcan’s 2012 Annual Meeting of Shareholders and filed a preliminary proxy statement (and an amendment thereto on January 30, 2012) with the Securities and Exchange Commission (the “SEC”) in connection with the proposal. The Corporation’s nominees are proposed to replace the Vulcan directors whose terms are scheduled to expire at Vulcan’s 2012 Annual Meeting of Shareholders. The Corporation intends to file a definitive proxy statement and when completed, the Corporation’s definitive proxy statement and accompanying proxy card will be mailed to Vulcan shareholders.

Through December 31, 2011, the Corporation incurred approximately $12.0 million of business development costs related to the proposed business combination with Vulcan. Additional costs incurred during 2012 could be significant.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 51

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Management believes that a strategic combination of the Corporation and Vulcan is compelling financially and operationally. Management is committed to and intends to take the necessary steps to consummate this combination.

Risks and uncertainties relating to the Corporation’s proposed business combination with Vulcan include, but are not limited to: fluctuations in the Corporation’s and Vulcan’s common stock prices; the number of Vulcan shares tendered in the exchange offer; Vulcan’s willingness to accept the Corporation’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; the Corporation’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; discovery of unknown liabilities of Vulcan which may have a material adverse effect on the Corporation’s profitability, financial condition and results of operations; the potential adverse impact of the issuance of the Corporation’s common stock; future results of the combined company may differ materially from the pro forma consolidated financial information presented in the Corporation’s Registration Statement on Form S-4; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; funding from a combination of federal, state and local sources; exposure to the residential construction markets and unfavorable macroeconomic and business conditions; the Corporation’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; the Corporation’s ability to promptly and effectively integrate the businesses of Vulcan and the Corporation; the combined company’s ability to pay dividends in the amounts anticipated; a potential downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, the Corporation and/or the combined company, including potentially requiring an offer to repurchase certain of the Corporation’s existing debt; the implications of the proposed transaction on certain of the Corporation’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. For a further discussion of potential risks and other implications of the proposed business combination with Vulcan, please see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, as well as the prospectus/offer to exchange included in the Corporation’s Registration Statement on Form S-4 filed on December 12, 2011 (as may be amended from time to time).

The Corporation maintains an internet address at www.aggregatesleader.com to provide additional information about the proposed business combination with Vulcan.

Aggregates Industry and Corporation Risks General Economic Conditions

The overall United States economy remains weak with national debt at a record high and consumer and commercial credit availability remaining tight. Additionally, with a national average of 8.5% at December 31, 2011, unemployment remained at a level notably higher than the historical average. More significantly, and according to the Bureau of Labor Statistics, unemployment in the construction industry was 16.0% at December 31, 2011, almost two times the national average. Further, despite the Federal Reserve keeping the federal funds rate at zero percent, the housing market remained anemic in 2011.

Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 56 through 58). The level of state public-works spending is varied across the nation and dependent upon individual state economies.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 52

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various user taxes, typically gasoline taxes and vehicle fees. Based on national averages, user taxes represented the largest component of highway revenues, averaging 42%, in fiscal year 2009, the latest available statistics. The use of general funds as a percentage of each state’s highway revenues varies, with a national average of 5% in fiscal year 2009. Therefore, state budget spending cuts typically only affect a small percentage of a state’s highway spending. However, as states experience declining tax revenues and grapple with long-term resolutions for budget deficits, funding for infrastructure projects continues to be pressured. As a result, amounts put in place or spent may be below amounts authorized under legislative acts. Management believes that innovative funding, such as bond issues, toll roads and tax initiatives, at the state level will grow as states play an expanding role in infrastructure funding. For example, subject to voter approval, state and local governments may supplement infrastructure spending through bond issues and local option taxes. According to ARTBA, public support for state and local transportation ballot investment initiatives during the past four elections has been strong. In the 2011 elections, six of eleven transportation funding measures were approved.

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

As of December 2011, as reported by Moody’s Economy.com Inc. (“Moody’s”), all state economies, except Georgia, were flat or beginning to recover. For comparison, as of December 2010, as reported by Moody’s, most states experienced flat or expanding economies, with the exception of Illinois, Michigan, Mississippi and Nevada, which had recessionary economies.

The Aggregates business’ top five sales-generating states, namely Texas, North Carolina, Iowa, Georgia and South Carolina, together accounted for approximately 57% of its 2011 net sales by state of destination. The top ten sales-generating states, which also include Florida, Indiana,

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 53

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Arkansas, Nebraska and Virginia together accounted for approximately 76% of the Aggregates business’ 2011 net sales by state of destination.

	ESTIMATED POPULATION MOVEMENT
Top 10 Revenue- Generating States of Aggregates Business	Population Rank in 2000	Rank in Estimated Change in Population From 2000 to 2030	Estimated Rank in Population in 2030
Texas	2	4	2
North Carolina	11	7	7
Iowa	30	48	34
Georgia	10	8	8
South Carolina	26	19	23
Florida	4	3	3
Indiana	14	31	18
Arkansas	33	21	32
Nebraska	38	42	38
Virginia	12	11	12

Source: United States Census Bureau

Economic recovery in Texas, supported by population growth and business diversity, continues to outpace the nation. San Antonio’s economy leads the recovery with an influx of military jobs from the base realignment and closure process and the presence of the Eagle Ford Shale formation nearby. Additionally, over the past five years, San Antonio’s population has grown 13%, outperforming the national average. In Texas, funding for highway construction comes from dedicated sources as opposed to the use of general funds. For fiscal 2012, state Department of Transportation spending is projected to be $4.5 billion, a decrease of 8% compared with fiscal year 2011. State Department of Transportation spending in San Antonio is expected to increase 40% in 2012 compared with 2011; however, spending continues to be well below the 2006 and 2007 levels experienced prior to the economic recession. In addition to state monies, Dallas/Fort Worth infrastructure projects are also funded from nontraditional sources, including a $3.2 billion payment from the North Texas Tollway Authority (“NTTA”) for State Highway 121, private funding through comprehensive development agreements and bond sales. The Corporation’s infrastructure market in the Dallas/Fort Worth market is expected to decline by approximately 20% in fiscal 2012, driven primarily by decreased tax revenues and budget constraints at the city and county levels. Infrastructure spending in Houston is expected to remain flat in 2012. Growth in Texas’ residential market has come from multi-family construction with multi-family permits increasing 68% over fiscal 2010 and rising to a pre-recession rate. San Antonio housing starts continued to contract in 2011, but growth of 10% is expected in 2012, according to Metrostudy. Developed lots are in short supply in San Antonio’s high-growth areas, spurring the build-out of existing subdivisions and the development of new subdivisions. In Dallas and Houston, residential construction markets were flat in 2011 and are expected to show improvement in 2012; however, significant recovery is not expected until late 2013 or 2014. The nonresidential construction markets in South Texas have been positively affected by shipments to the energy sector, particularly to the Eagle Ford Shale oil and natural gas fields, and from the construction of wind farms. These trends are expected to continue in 2012. Furthermore, the Dallas nonresidential construction market experienced lower office, retail and heavy industrial vacancy rates during 2011. Overall, Texas is forecast to see only a gradual improvement in residential and nonresidential building activity in 2012.

The North Carolina economy has started to recover; however, job growth has advanced much more slowly than that of the United States, as evidenced by the state unemployment rate of 9.9% at December 31, 2011. The North Carolina Turnpike Authority opened the first phase of the $1 billion Triangle Expressway, the state’s first modern toll road, in the Raleigh-Durham area in December 2011. This project, which began construction in 2010, represents the first significant step related to the budget provision

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 54

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

providing funding for the construction of four toll road projects for a total of $3.2 billion. The Garden Parkway project near Charlotte is expected to be awarded in 2012, and the Corporation has quarries that are positioned for competitively bidding this job. The state’s infrastructure construction market was flat in 2011 compared with 2010 based on the dollar value of state Department of Transportation project lettings. Overall, the state awarded approximately $1.6 billion of transportation projects in 2011 and $2.0 billion is projected for 2012. The funding for 2012 is comparable to 2008 funding. The Corporation’s statewide aggregates shipments to the nonresidential construction market were up slightly from 2010 levels; however, a significant increase in spending is not expected until 2013. Management believes the residential construction market hit the bottom of its cycle in 2009. Beyond the near term, conditions in North Carolina are favorable for steady growth in the housing market as population gains will support demand for new homes. A notable factor affecting residential demand in the state is the inability of new residents to sell existing homes in markets from which they are moving. Historically, the Corporation’s North Carolina operations have been above average in rate of pricing growth and profitability due to its quarry locations in growing market areas and their related transportation advantage.

The Iowa economy, which is highly dependent on agriculture and related manufacturing industries, remains stable, and, in fact, has been one of the most consistently stable markets for the Corporation over the past five years. The state’s unemployment rate, 5.6% at December 31, 2011, remains one of the lowest in the country. Iowa continues to be the largest corn and pork-producing state in the nation. Increased demand for agricultural commodities, including corn and soybeans, along with growing commodity prices, has driven farm and land values upward. Cattle and hog prices are also increasing. While Iowa is the second largest wind energy-producing state, behind only Texas, funding challenges, lower natural gas prices and the lack of effective large scale transmission lines to move power have delayed the construction of additional wind farms. However, in June 2011, Clean Line Energy Partners LLC signed an agreement with Siemens to develop 500 miles of high voltage transmission lines that will deliver power from Iowa and surrounding states to Illinois and states eastward. The infrastructure construction market declined slightly compared with 2010. However, favorable bid prices, government efficiencies and more federal funding than expected will allow the state Department of Transportation to meet the state’s short-term road needs in 2012. Beyond 2012, the state will need to find a long-term solution to maintain and improve Iowa’s transportation system. Recently, Governor Branstad announced that he would consider an increase to Iowa’s gasoline tax no earlier than fiscal 2013. State highways maintained by the Iowa Department of Transportation are financed with federal funds and dedicated highway-user tax revenues; no state general fund revenue is used. The residential construction market remained deflated due to stricter lending standards and price depreciation. In October, South Korean food maker CJ Cheiljedang announced plans to invest $324 million in a new production facility in central Iowa. The residential and nonresidential construction markets are currently weak and are expected to remain flat in 2012 compared with 2011.

The Georgia economy is stagnant; however, it has recently slipped back into recession. State and local governments experienced large budget cuts and the state’s unemployment rate of 9.7% exceeds the national average at December 31, 2011. The infrastructure construction market continued to decline during 2011. Motor fuel tax revenues, which are dedicated to the state highway fund, are expected to decrease approximately 3% in fiscal year 2012 compared with actual tax collections in fiscal 2011 per the state Office of Planning and Budget. To compensate, Georgia, as part of its Transportation Investment Act of 2010 (the “Act”), has created 12 special tax districts that will vote in July 2012 to levy a 1% sales tax for 10 years to fund transportation projects in those districts. If all districts approve the tax increase, projected revenues would be more than $18 billion over the ten-year period. However, each district’s voting results and subsequent transportation investment will stand independently. Management believes that the Act in Georgia could serve as a funding model for other states to emulate. The Atlanta market remains the largest business hub in the southeastern United States, but has been negatively affected by the high degree of bank failures and home foreclosures. The state’s residential construction market remains weak with single-family housing permits down more than 80% from record 2005 levels. On a positive note, strong port

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 55

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

activity and the completion of a KIA automobile assembly plant continue to benefit the state’s economy. Further, in 2010, Gulfstream Aerospace Corporation announced its plans to expand its Savannah facilities through a $500 million, seven-year plan to meet future demand for business-jet aircraft and support services. McGraw Hill Construction reported that Georgia’s nonresidential construction market experienced a more-than-10 percent improvement compared with 2010.

The South Carolina economy has slowly started to recover. The state Department of Transportation maintains the fifth largest state highway system in the United States and its primary source of revenues comes from state and federal motor fuel user fees. However, South Carolina’s motor fuel tax is one of the lowest in the nation. Motor fuel tax collections increased 1.3% in fiscal year 2011 compared with fiscal year 2010. Contract awards for highway construction and maintenance for fiscal year 2012 are projected to be $600 million, 20% below 2011 awards. In the nonresidential construction market, Bridgestone Americas announced a $1.2 billion investment to build a tire manufacturing facility in Aiken County that could add 850 full-time and contract positions by 2015. Additionally, BMW recently announced plans to invest nearly $900 million in its Spartanburg plant by 2014, adding 300 new jobs. Despite economic growth by an influx of major corporations, the state’s unemployment rate was 9.5% at December 31, 2011, above the national average.

Federal and State Highway Appropriations

•	Continuing resolution through March 31, 2012 for federal highway bill that expired September 30, 2009

•	ARRA included $28.6 billion for highways bridges and airports

•	Federal gas tax scheduled to expire on March 31, 2012

The federal highway bill provides annual highway funding for public-sector construction projects. SAFETEA-LU was a six-year $286.4 billion law that expired on September 30, 2009 and included approximately $228 billion for highway programs, $52 billion for transit programs and $6 billion for highway safety programs. SAFETEA-LU also increased the minimum rate of return to 92.0 percent for donor states, meaning those states pay more in gasoline taxes than they receive from the Highway Trust Fund. Although a successor bill was not passed when SAFETEA-LU expired, its provisions have been extended under eight continuing budget resolutions through March 31, 2012. However, historically, states have been reluctant to commit to long-term projects while operating under continuing resolutions, particularly those that are short-term in nature. In fact, obligations of federal highway funds were at a five-year low through the first three months of the fiscal year ending September 30, 2012 and $1.06 billion less than were obligated during the first three months of fiscal 2011, when the highway bill was also operating under continuing resolutions.

In February 2009, President Obama signed into law ARRA, an economic stimulus plan designed to resuscitate the economy. ARRA included $28.6 billion for highways, bridges and airports. As of December 31, 2011, approximately 15% of Stimulus infrastructure funds remain and, by law, must be spent in 2012. Based on its market positions, the Corporation estimated that it has supplied approximately 6% to 8% of aggregates required for projects funded by ARRA and will supply approximately the same percentage amounts in 2012.

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

The Highway Trust Fund is primarily funded through a federal tax of $0.184 per gallon on gasoline, unchanged since 1993, and a federal tax on other fuels. In recent years, the Highway Trust Fund experienced shortfalls due to high gas prices which resulted in fewer miles driven and improved automobile fuel efficiency. These shortfalls created a significant decline in federal highway funding levels. In response, Congress enacted laws to transfer money from the Treasury’s General Fund to the Highway Trust Fund to ensure that it retained a positive balance. Since 2008, Congress has appropriated a total of $34.5 billion from

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 56

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

the General Fund to the Highway Trust Fund. In 2010, the Hiring Incentives to Restore Employment (“HIRE”) Act authorized the most recent transfer and the resumption of interest credits to the Highway Trust Fund. Presently, the Congressional Budget Office projects that, depending on cash flows to the Highway Trust Fund, the highway account, one of the two components of the Highway Trust Fund, will be unable to meet its obligations in a timely manner sometime toward the end of fiscal year 2013.

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

A significant number of roads, highways and bridges were built following the establishment of the Interstate Highway System in 1956 and are now aging. According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 39 percent from 1990 to 2009, while new lane road mileage increased only 4 percent over the same period. TRIP also reports that 32 percent of the nation’s major roads are in poor or mediocre condition and 24 percent of the nation’s bridges are structurally deficient or functionally obsolete. Furthermore, a 2009 report, the latest available, issued by the American Society of Civil Engineers (“ASCE”) rated all fifteen infrastructure categories as being in poor or mediocre condition. ASCE estimates that the aging infrastructure and the poor condition of roads in the United States cost approximately $130 billion per year in repairs, operating costs and travel time delays. According to the American Association of State Highway Transportation Officials (“AASHTO”), construction costs are expected to increase 70 percent from 1993 to 2015.

Considering these facts and statistics, a follow-on bill to SAFETEA-LU is key to funding continued infrastructure spending. Management has been encouraged by the increased dialogue in Washington D.C. regarding the need for a multi-year surface transportation bill and its role in jobs creation. In his State of the Union address on January 25, 2012, the President called for money that was previously spent for wars in Iraq and Afghanistan to be used to rebuild America’s infrastructure. Further, there is seeming bipartisan Congressional agreement that infrastructure is a key and essential governmental

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 57

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

priority. On November 9, 2011, the Senate unanimously passed MAP 21 — Moving Ahead for Progress in the 21st Century, a two-year highway bill that maintains spending at current funding levels adjusted for inflation. The Senate Finance Committee approved legislation on February 7, 2012 that would transfer dedicated revenues from other federal funds to provide $10.49 billion in new Highway Trust Fund resources to support the investment levels authorized by the Senate. On February 3, 2012, the House passed the American Energy & Infrastructure Jobs Act of 2012, a measure that provides $260 billion in highway, public transportation and safety investments for the next five years and links new energy revenue from production of American energy to the Highway Trust Fund. The House measure leaves the fiscal year 2012 appropriated funding level of $39.1 billion for highways ($2 billion less than in fiscal year 2011) unchanged and provides an average of $41.1 billion per year for highways over fiscal 2013 through 2016. However, recent reports indicate that the House may restructure its measure to an 18-month bill that includes a five-percent cut to fiscal year 2012 highway funding levels. Management believes that if a new highway bill is not passed in the first quarter of 2012, another Congressional continuing resolution of SAFETEA-LU is likely through the presidential election cycle.

Along with SAFETEA-LU, Congress must also pass legislation regarding the federal gas tax. The authority to levy the federal gas tax expires on March 31, 2012, when all but $0.043 of the per-gallon tax expires. In December 2010, the National Commission on Fiscal Responsibility and Reform recommended a gradual 15-cent per gallon increase in the gas tax between 2013 and 2015, which would be dedicated to transportation funding. Regardless of the potential for increased federal gasoline taxes, new revenue streams need to be identified to replace gas taxes over the next decade as energy efficiency trends are expected to continue and gas consumption declines.

States will play an expanding role in infrastructure funding. Management believes that innovative financing, such as bond issuances, toll roads and tax initiatives, at the state level will grow at a faster rate than federal funding. In fact, ARTBA’s 2011 Ballot Initiative Report reported that voters in various states approved six state and local measures that, once enacted, would provide nearly $600 million in additional transportation funding, primarily in Arkansas. State spending on infrastructure generally leads to increased growth opportunity for the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect performance.

After 23 temporary extensions to keep federal aviation programs in operation over the past four and a half years, the FAA Modernization and Reform Act of 2012 (“FAA Act”) was signed into law on February 14, 2012. The FAA Act is a four year bill that provides funding for airport improvements throughout the United States at $3.35 billion per year through fiscal 2015. This investment level is $165 million per year less than was provided for the program from fiscal 2006 through fiscal 2011. Aviation funding was suspended in July 2011, resulting in a two-week shutdown of the Federal Aviation Administration, the furlough of 74,000 employees and a loss of $400 million in revenues.

Geographic Exposure and Seasonality

Erratic weather patterns, seasonal changes and other weather-related conditions significantly affect the aggregates industry. Aggregates production and shipment levels coincide with general construction activity, most of which occurs in the spring, summer and fall. Thus, production and shipment levels vary by quarter. Operations concentrated in the northern and midwestern United States generally experience more severe winter weather conditions than operations in the Southeast and Southwest. Furthermore, mild winter weather conditions typically do not result in increased first-quarter shipments as contractors cannot cost-efficiently mobilize and demobilize equipment and manpower during the winter months. The recent acquisitions of operations in the Denver, Colorado area increase the Corporation’s exposure to winter weather and the risk of losses in the first and fourth quarters.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 58

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Excessive rainfall, and conversely excessive drought, can also jeopardize production, shipments and profitability in all markets served by the Corporation. In 2011, several Midwest states, including Iowa, Indiana and Ohio, recorded the wettest April in more than a century. These record levels of rainfall led to the flooding of the Mississippi River in April and May, restricting production and shipments in several of the Corporation’s south central operations. However, in December 2011, the Corporation divested its River District operations as part of the asset exchange with Lafarge. Additionally, in 2011, record snowfall in the Rocky Mountains and near-record spring rainfall triggered flooding of the Missouri River, interrupting the Corporation’s operations in Iowa, Nebraska, Missouri and Kansas.

The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity, most notably in August, September and October.

Cost Structure

•	Top 8 cost categories represent 94% of the Aggregates business’ direct production costs

•	Underabsorption of fixed costs due to operating well below capacity

•	Certain inventory costs not capitalizable due to operating below capacity

•	Higher prices for diesel fuel negatively affected the Aggregates business’ cost of sales by $16.3 million

•	Health and welfare costs increased 2% to 3% per year over past ten years compared with national average of 6% to 7% over same period; Corporation’s cost increase expected to approximate 9% in 2012

•	Pension expense decreased from $26.6 million in 2010 to $17.2 million; pension costs expected to approximate $28.5 million in 2012

Direct production costs for the Aggregates business are components of cost of sales incurred at the quarries, distribution yards, and asphalt and ready mixed concrete plants. These costs exclude freight expenses to transport materials from a producing quarry to a distribution yard, inventory change and production overhead. Inventory change is the difference between the prior year’s ending inventory and the current year’s ending inventory. In periods in which inventory decreases, inventory change will increase cost of sales, as capitalized production costs are recognized into earnings. Conversely, in periods in which inventory increases, inventory change will reduce cost of sales.

Generally, the top eight categories of direct production costs for the Aggregates business are (1) labor and related benefits; (2) depreciation, depletion and amortization; (3) energy; (4) repairs and maintenance; (5) supplies; (6) contract services; (7) raw materials; and (8) royalties. In 2011, these categories represented approximately 94% of the Aggregates business’ total direct production costs.

Fixed costs are expenses that do not vary based on production or sales volume. Management estimates that, under normal operating capacity, 40% to 60% of the Aggregates business’ cost of sales is of a fixed or semi-fixed nature. However, in 2011, due to low levels of aggregates volume, fixed costs were over 70% of total production costs, higher than the historic average. In fact, fixed costs at some locations were nearing 90% of total costs as the decision to remain open essentially converts all costs to a fixed nature. For these reasons, the Corporation’s operating leverage can be substantial. Variable costs are expenses that fluctuate with the level of production volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, diesel, supplies, repairs and freight costs also increase in connection with higher production volumes.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 59

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Generally, when the Corporation invests capital to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, can offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation. Further, due to the current economic environment, the Aggregates business has operated at a level significantly below capacity, thereby, restricting the Corporation’s ability to capitalize $55.9 million and $52.4 million of costs at December 31, 2011 and 2010, respectively, which could have been inventoried under normal operating conditions.

The average price per gallon of diesel fuel in 2011 was 39% higher compared with 2010 and negatively affected the Aggregates business’ cost of sales by $16.3 million. Changes in energy costs also affect the prices that the Corporation pays for supplies, including explosives and tires. Further, the Corporation’s contracts of affreightment for shipping aggregates on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Corporation if the price of fuel moves beyond a contractual range. The Corporation also consumes diesel fuel, coal, petroleum coke and natural gas in the Specialty Products manufacturing process. In 2011, increased costs for certain of these energy products, due to increased production levels, negatively affected the Specialty Products’ cost of sales by $1.0 million. The Corporation has fixed price agreements for the supply of coal and approximately 15% of its natural gas needs in 2012.

Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Further, workforce reductions resulting from plant automation, mobile fleet right-sizing and the economic downturn have helped the Corporation control rising labor costs. The Corporation has been reviewing its operations during the recessionary construction economy and, where practical, has temporarily idled certain of its quarries. The Corporation is able to serve these markets with other open quarries that are in close proximity. Further, in certain markets, management has created production “super crews” that work at various locations within a district. For example, within a market, a crew may work three days per week at one quarry and the other two workdays at another quarry within that market. This has allowed the Corporation to reduce headcount, as the number of full-time employees has been reduced or eliminated at locations that are not operating at full capacity. In connection with the asset exchange with Lafarge, the Corporation netted approximately 450 additional employees at December 31, 2011.

Rising health care costs have affected total labor costs in recent years and are expected to continue to increase. The Corporation has experienced health care cost increases averaging 2% to 3% per year over the past ten years, whereas the national average was 6% to 7% over the same period. In 2012, the Corporation’s health and welfare costs are expected to increase approximately 9%, largely due to the requirements of the 2010 Patient Protection and Affordable Health Care Act, including the elimination of lifetime maximum benefits and offering coverage of adult children up to age 26, and overall general health care cost increases. A lower discount rate and a lower-than-assumed return on pension assets in 2011 are expected to increase the Corporation’s pension expense in 2012. (see section Critical Accounting Policies and Estimates — Pension Expense — Selection of Assumptions on pages 72 through 74).

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 60

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Consolidated selling, general and administrative costs decreased $6.3 million in 2011 compared with 2010. The reduction reflects lower pension and stock-based compensation expenses.

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

With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases wholly supplied, from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. Accordingly, a growing percentage of aggregates shipments is moved by rail or water through the Corporation’s long-haul distribution network. In 1994, the Corporation had 7 distribution yards. In 2011, the Corporation divested 7 distribution yards as part of the asset exchange with Lafarge. At December 31, 2011, the Corporation had 61 distribution yards. In recent years, the Corporation brought additional capacity online at its Bahamas and Nova Scotia locations to transport materials via oceangoing ships. In 2010, the Corporation acquired a deep-water port operation in Port Canaveral, Florida that serves the greater Orlando market, the second-largest aggregates-consuming area in Florida. Additionally, in 2011, the Corporation opened an aggregates sales yard near Tampa, Florida, adding to its rail-distribution network and serving the Tampa and Lakeland, Florida, markets. The Corporation is currently focusing a portion of its capital spending program on key distribution yards in the southeastern United States.

As the Corporation continues to move a higher percentage of aggregates by rail and water, internal freight costs reduce profit margins when compared with aggregates moved by truck. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:

Option 1:

The customer supplies transportation.

Option 2:

The Corporation directly ships aggregates products from a production location to a customer by arranging for a third party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are separately presented in the statements of earnings. Such revenues and costs for the Aggregates business were $175.2 million, $160.2 million and $137.5 million in 2011, 2010 and 2009, respectively. Freight and delivery revenues and costs increased in 2011 due to higher fuel costs.

Option 3:

The Corporation transports aggregates, either by rail or water, from a production location to a distribution yard at which the selling price includes the associated internal freight cost. These freight costs are included in the Aggregates business’ cost of sales and were $116.8 million, $107.3 million and $107.3 million for 2011, 2010 and 2009, respectively. The rail component of these freight costs increased in 2011 due to increased shipments to materials yards. Transportation costs from the distribution yard to the customer are accounted for as described above in options 1 or 2, as applicable.

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

For example, a truck customer in a local market picks up aggregates at the quarry and pays $6.50 per ton. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregates transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the internal freight cost.

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates product line shipments in 2011 was 70% by truck, 20% by rail and 10% by water (see section Analysis of Gross Margin on pages 48 and 49). Excluding aggregates shipments from the River District operations, which were divested in 2011, the originating mode of transportation for the Corporation’s aggregates shipments was 72% by truck, 21% by rail and 7% by water.

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

Generally, the Corporation does not buy railcars or ships, but instead supports its long-haul distribution network with leases and contracts of affreightment. However, the limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services.

The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, meeting minimum tonnage requirements of shipping contracts, demurrage costs, fuel costs, ship availability and weather disruptions. The Corporation’s

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 62

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

average shipping distances from its Bahamas and Nova Scotia locations are 600 miles and 1,200 miles, respectively. Due to the majority of the shipments going to Florida, the weighted-average shipping distances are approximately 30 percent less than these averages. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. If the Corporation fails to ship the annual minimum tonnages under the agreement, it must still pay the shipping company the contractually-stated minimum amount for that year. In 2011, the Corporation incurred a $0.3 million charge for not shipping minimum tonnages. Similar charges are possible in 2012 if shipment volumes do not increase. The Corporation’s contracts of affreightment have varying expiration dates ranging from 2012 to 2017 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration or that terms will continue without significant increases.

Management expects the multiple transportation modes that have been developed with various rail carriers and via deepwater ships will provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.

Internal Expansion and Integration of Acquisitions

The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable facilities at the Corporation’s quarrying operations. However, given the current recessionary economic environment, the Corporation has set a priority of preserving capital while maintaining safe, environmentally-sound operations. Capital spending in excess of depreciation expense in previous years has allowed the Corporation to reduce capital spending during the trough period of the construction cycle without compromising the Corporation’s commitment to safety and the environment. The Corporation has continued to opportunistically acquire land with long-term mineral reserves to expand its aggregates reserve base through the cyclical trough. As the Corporation returns to a more normalized operating environment, management expects to focus its capital spending program on expanding key Southeast and Southwest operations. In addition to capital projects for the Aggregates business, the Corporation initiated construction of a $53 million dolomitic lime kiln at its Specialty Products location in Woodville, Ohio. This project is expected to be completed in late 2012.

The Corporation has a successful history of business combinations and integration of these businesses into its heritage operations. In 2011, the Corporation successfully closed three acquisitions. In June, the Corporation acquired an aggregates, asphalt and ready mixed concrete business in San Antonio, Texas. This acquisition provided over 200 million tons of high-quality limestone reserves and complemented the Corporation’s existing integrated presence in this high-growth market. Over the past five years, San Antonio’s population and economic growth have consistently outperformed comparable national results with population growth of 13%. The Corporation has fully integrated this acquisition with its operations.

Additionally, in December 2011, the Corporation completed an asset exchange with Lafarge that provided the Corporation with a new platform position in the greater Denver, Colorado area. In addition to acquiring strategic and attractive aggregates facilities with over 200 million tons of aggregates reserves, the asset exchange provided the Corporation with complementary downstream asphalt, ready mixed concrete and paving operations. In a subsequent transaction, the Corporation acquired a ready mix concrete business in metropolitan Denver. These cumulative actions in Denver are consistent with management’s view that Denver is an attractive market to expand the Corporation’s geographic footprint based on its strong demographic trends, a per capita income well above the national average and its ability to attract both national and multinational businesses. The Corporation will work over the next 18 months to integrate these operations into its disciplined cost structure.

In addition to expanding its reserve base, the Corporation also acquires contiguous property around existing quarry locations. This property can serve as buffer property or additional mineral reserve capacity, assuming the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry allows the expansion of the quarry footprint and extension of quarry life. Some locations having limited reserves may be unable to expand.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 63

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

A long-term capital focus for the Corporation, primarily in the midwestern United States due to the nature of its indigenous aggregates supply, is underground limestone aggregates mines, which provide a neighbor-friendly alternative to surface quarries. The Corporation operates 14 active underground mines and is the largest operator of underground aggregates mines in the United States. Production costs are generally higher at underground mines than surface quarries since the depth of the aggregates deposits and the access to the reserves result in higher development, explosives and depreciation costs. However, these locations often possess transportation advantages that can lead to value-added, higher average selling prices than more distant surface quarries.

On average, the Corporation’s aggregates reserves exceed 60 years based on normalized production levels and 100 years at current production rates.

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

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with National Ambient Air Quality Standards (“NAAQS”), a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or otherwise face fines or control by the EPA. Included as nonattainment areas are several major metropolitan areas in the Corporation’s markets, such as Houston/Galveston, Texas; Dallas/Fort Worth, Texas; Greensboro/Winston-Salem/High Point, North Carolina; Charlotte/Gastonia, North Carolina; Hickory/Morganton/Lenoir, North Carolina; Atlanta, Georgia; Macon, Georgia; Tampa/St. Petersburg/Clearwater, Florida; Rock Hill, South Carolina; and Indianapolis, Indiana. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

In 2010, the EPA included the lime industry as a national enforcement priority under the Clean Air Act. In 2010 and 2011, the Corporation received notices of violation/findings of violation from the EPA regarding its compliance with the Clean Air Act’s New Source Review (“NSR”) program at its Specialty Products dolomitic lime manufacturing plant in Woodville, Ohio. The Corporation believes it is in substantial compliance with the NSR program. Because the enforcement proceeding is in its initial stage, at this time, the Corporation cannot reasonably estimate what penalties or required upgrades to equipment might ultimately be required. The Corporation believes that any costs related to any required upgrades will be spread over time and will not have a material adverse effect on the Corporation’s results of operations or its financial condition, but can give no assurance that the ultimate resolution of this matter will not have a material adverse effect on the financial condition or results of operations of the Specialty Products segment of the business.

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

Large emitters (facilities that emit 25,000 metric tons or more per year) of greenhouse gases (“GHG”) must report GHG generation to comply with the EPA’s Mandatory Greenhouse Gases Reporting Rule (“GHG Rule”). The Corporation’s Specialty Products facilities in Woodville, Ohio and Manistee, Michigan emit certain of the GHG, including carbon dioxide, methane and nitrous oxide, and are filing annual reports in accordance with the GHG Rule. Should Congress pass legislation on GHG, these operations will likely be subject to the new program. The Corporation believes that the EPA may impose additional regulatory restrictions on emissions of GHG. However, the Corporation also anticipates that any increased operating costs or taxes related to GHG emission limitations at its Woodville operation would be passed on to its customers. The Manistee facility may have to absorb extra costs due to the regulation of GHG emissions in order to maintain competitive pricing in its markets. The Corporation cannot reasonably predict how much those increased costs may be.

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities and its proposed business combination with Vulcan. In the opinion of management and counsel, based upon currently available facts, it is remote that the ultimate outcome of any litigation or other proceedings, including those pertaining to environmental matters, will have a material adverse effect on the overall results of the Corporation’s operations, cash flows or financial position. In 2010, the Corporation settled legal proceedings relating to its Greenwood, Missouri, operation for approximately $7 million in cash. In connection with the settlement, the Corporation reversed the excess of the established legal reserve, thereby increasing 2010 net earnings by $2.8 million, or $0.06 per diluted share (see Notes A and N to the audited consolidated financial statements on pages 13 through 18 and pages 32 and 33, respectively).

Specialty Products Segment

Through its Specialty Products segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications and dolomitic lime for use primarily in the steel industry. In 2011, 71% of Specialty Products’ net sales were attributable to chemicals products, 28% were attributable to lime and 1% was attributable to stone. Net sales increased in 2011 reflecting growth in both magnesia chemicals sales and dolomitic lime shipments to the steel industry.

In 2011, approximately 72% of the lime produced was sold to third-party customers, while the remaining 28% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, approximately 46% of Specialty Products’ 2011 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry. These trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. In 2011, U.S. steel production increased 8% over 2010, driven by growth from the auto, energy and heavy equipment manufacturing segments. Domestic capacity utilization averaged 75% in 2011, which is up from approximately 70% in 2010. According to Fitch Ratings, steel demand is expected to continue to grow, but not reach full recovery until 2013 at the earliest. Additionally, average capacity utilization is expected to rise but not reach 80% on average in 2012.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 65

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Approximately 11% of Specialty Products’ 2011 revenues came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the U.S. dollar is used as the functional currency in foreign transactions.

Given high fixed costs, low capacity utilization can negatively affect the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability.

Approximately 86% of Specialty Products’ hourly work-force are members of a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. A new labor contract for the Manistee location was ratified in 2011 and expires in August 2015. The labor contract for Woodville expires in June 2014.

As discussed in section Internal Expansion and Integration of Acquisitions on pages 63 and 64, the Corporation is investing in a new dolomitic lime kiln expected to add over 275,000 tons of capacity. The new dolomitic lime capacity is committed under a long-term contract and is expected to add $22 million to $25 million of annual net sales to the Specialty Products segment at comparable current margins when completed in late 2012.

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

While a recessionary economy can increase collectibility risks related to receivables, lien rights and payment bonds posted by some of the Corporation’s customers can help mitigate the risk of uncollectible accounts. However, the Corporation has experienced a delay in payments from certain of its customers during the economic downturn. Further, recent market performance and declines in pension asset values have resulted in increased required cash contributions to the plans in recent years. A lower discount rate and a lower-than-assumed return on pension assets in 2011 will increase the Corporation’s pension expense in 2012.

There is a risk of long-lived asset impairment at temporarily -idled locations if the recessionary construction market continues for an extended period. The timing of increased demand will determine when these locations are reopened. During the time that locations are temporarily idled, the locations’ plant and equipment continue to be depreciated. When appropriate, mobile equipment is transferred to and used at an open location. As the Corporation continues to have long-term access to the supply of aggregates reserves and useful lives of equipment are extended, these locations are not considered to be impaired while temporarily idled.

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

Internal Control and Accounting and Reporting Risk

The Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2011. A system of internal control over financial reporting

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 66

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness. As permitted by the SEC, management excluded its newly-acquired Denver operations from its assessment of the Corporation’s internal control over financial reporting as of December 31, 2011. These Denver operations accounted for approximately 7% of the Corporation’s consolidated total assets at December 31, 2011.

Accounting rulemaking, which may come in the form of updates to the Accounting Standards Codification or speeches by various rule-making bodies, has become increasingly complex and generally requires significant estimates and assumptions in its interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board (the “FASB”) and the SEC (see Accounting Changes section of Note A to the audited consolidated financial statements on pages 17 and 18 and section Critical Accounting Policies and Estimates on pages 69 through 79).

Currently, the FASB and the International Accounting Standards Board (the “IASB”) are working on several joint projects designed to improve both accounting standards under United States generally accepted accounting principles (“US GAAP”) and International Financial Reporting Standards (“IFRS”), and ultimately make these standards comparable. Through these projects, the boards intend to improve financial reporting information for investors while also aligning U.S. and international accounting standards. Proposed accounting changes are being issued one topic at a time. The Corporation has not evaluated the potential impact for all of the topics. The impact of the potential changes could be material to the Corporation’s financial statements.

The SEC is also expected to make a decision whether to incorporate IFRS into the United States financial reporting system. To date, the SEC has received strong support for retaining US GAAP as the statutory basis for U.S. financial reporting and for a gradual transition incorporating international accounting standards into US GAAP.

For additional discussion on risks, see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011.

Outlook 2012

A variety of factors beyond the Corporation’s direct control continue to make forecasting future performance unclear. Of particular note is the status of long-term federal infrastructure funding and uncertainties about the timing and amount of such funding.

Management continues to be pleased with the positive sentiments and dialogue in Washington, D.C., regarding the need for a multi-year surface transportation bill and its role in jobs creation. In his State of the Union address on January 25, 2012, the President called for money that was previously being spent for wars in Iraq and Afghanistan to be used to rebuild America’s infrastructure. Further, there is seeming bipartisan Congressional agreement that infrastructure is a key and essential governmental priority. However, the reality of election-year politics in Washington will likely slow progress in passing this needed legislation. Management’s view is that unless a multi-year surface transportation bill is passed in the early part of the year, its reauthorization will likely fall victim to the partisan political process resulting in the current federal highway program being extended by a ninth continuing resolution through the end of the year. That said, if a bill is passed this year, the impact of its passage will be notable starting in 2013.

Management’s expectations for 2012 are generally consistent with the McGraw Hill Construction forecast. Based on the impact of uncertainty created by the absence of a long-term highway bill, as well as the waning impact of the American Recovery and Reinvestment Act, the Corporation expects its heritage infrastructure end-use market volume to be down slightly in 2012. The Corporation anticipates double-digit volume growth in its heritage nonresidential end-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 67

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

use market, driven primarily by increased energy shipments, although natural gas prices, the timing of lease commitments for oil and natural gas companies, geographic transitions and weather conditions will continue to affect energy-sector activity. Management expects the rate of improvement in the Corporation’s heritage residential end-use market to accelerate in 2012. Finally, heritage ChemRock/Rail shipments should be relatively flat with 2011. Overall, the Corporation expects heritage aggregates product line shipments for full-year 2012 to increase from 3% to 4%.

The Corporation anticipates heritage aggregates pricing increases from 2% to 4%. This overall increase is not expected to be uniform throughout the enterprise.

Heritage aggregates product line direct production costs per ton are expected to decline slightly in 2012, as increased production should improve operating efficiency. This forecast assumes energy prices are comparable with 2011.

As previously indicated, the platform acquisition of the new Denver, Colorado-based business is consistent with one of the Corporation’s clearly articulated long-term strategies: to be in attractive growth areas with leading market positions — thereby permitting greater operational efficiencies, customer service and growth opportunities. Economic forecasts consistently show Denver’s population growing at a faster-than-average pace, with commensurate jobs growth. Still, while Denver has likely weathered the worst of the recession and maintained the features making it a favorite among businesses and new residents, the sheer timing of the Corporation’s early-December asset exchange of more southerly-situated River District assets for this new Denver business naturally increases the Corporation’s winter weather exposure and accordingly, alters its quarterly earnings pattern. Further, the Corporation’s consolidated aggregates average selling price will also change. The former Mississippi River-based business was largely a long-haul enterprise with selling prices inclusive of the internal costs in transporting aggregates from a producing location to a distant sales yard from which a customer made its purchase. By contrast, Denver is a truck-served market with the typical sales transaction completed at the producing location and absent transportation costs. Overall, as the Corporation integrates these operations into its disciplined cost struc- ture, management estimates that the exchange of the River District assets for the Denver assets is neutral to its full-year 2012 EBITDA. Management expects these acquisitions will be accretive in 2013.

Earnings for the Specialty Products segment are anticipated to approximate $66 million, consistent with 2011. Steel utilization and natural gas prices are two key drivers for this segment.

Selling, general and administrative expenses, excluding the incremental expense related to the newly-acquired operations in Denver, are likely to decline slightly in 2012. Management expects favorable improvement in selling, general and administrative expenses related to the Corporation’s Denver-based acquisitions as it completes integration of these operations. Interest expense should remain relatively flat with 2011. The Corporation’s effective tax rate is expected to approximate 26%, excluding discrete events. Capital expenditures are forecast at $155 million for 2012, which includes the remaining $35 million of the $53 million Specialty Products kiln project.

The Corporation’s 2012 estimated outlook assumes the Corporation on a stand-alone basis and does not give effect to the potential impact of the proposed combination of the Corporation and Vulcan.

Risks To Outlook

The 2012 estimated outlook includes management’s assessment of the likelihood of certain risk factors that will affect performance and does not reflect the impact that would arise from the proposed business combination with Vulcan. The most significant risk to 2012 performance will be the United States economy and its impact on construction activity. In addition, the Corporation’s future performance, including the 2012 estimated outlook, could be affected by its proposed business combination with Vulcan announced on December 12, 2011. For a discussion of the potential risks and other implications of the proposed transaction, please see the prospectus/offer to exchange included in the Corporation’s Registration Statement on Form S-4 filed on December 12, 2011 (as may be amended from time to time), as well as the Corporation’s other disclosures relating to the combination proposal.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 68

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Other risks related to the Corporation’s future performance include, but are not limited to: both price and volume and include a recurrence of widespread decline in aggregates volume negatively affecting aggregates price; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; a greater-than-expected decline in infrastructure construction as a result of continued delays in traditional federal, state and/or local infrastructure projects and continued uncertainty regarding the timing and amount of a successor federal highway bill; a decline in nonresidential construction; a slowdown in the residential construction recovery; or some combination thereof. Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability. Currently, nearly all states have general fund budget pressures driven by lower tax revenues. If these pressures negatively affect transportation budgets more than in the past, construction spending could be reduced. North Carolina and Texas, states which disproportionately affect our revenue and profitability, are among the states experiencing these fiscal pressures, although recent statistics indicate that tax revenues are increasing.

The Corporation’s principal business serves customers in construction aggregates-related markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, help to mitigate the risk of uncollectible receivables. The level of aggregates demand in the Corporation’s end-use markets, production levels and the management of production costs will affect the operating leverage of the Aggregates business and, therefore, profitability. Production costs in the Aggregates business are also sensitive to energy prices, both directly and indirectly. Diesel fuel and other consumables change production costs directly through consumption or indirectly increased energy-related input costs, such as, steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Corporation’s long-haul distribution network. The Specialty Products business is sensitive to the absolute price and fluctuations in the cost of natural gas. However, due to recent technology developments allowing the harvesting of abundant natural gas supplies in the U.S., natural gas prices have stabilized.

Transportation in the Corporation’s long-haul network, particularly rail cars and locomotive power to move trains, affects our ability to efficiently transport material into certain markets, most notably Texas, Florida and the Gulf Coast. The Aggregates business is also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather, and the recent acquisitions of operations in the Denver, Colorado, market increase the Corporation’s exposure to winter weather and first-quarter losses. Hurricane activity in the Atlantic Ocean and Gulf Coast generally is most active during the third and fourth quarters.

Risks to the 2012 outlook include shipment declines as a result of economic events beyond the Corporation’s control. In addition to the impact on nonresidential and residential construction, the Corporation is exposed to risk in its estimated outlook from credit markets and the availability of and interest cost related to its debt.

The Corporation’s future performance is also exposed to risk from tax reform at the federal and state levels.

For a discussion of additional risks, see Forward-Looking Statements — Safe Harbor Provisions on page 85.

OTHER FINANCIAL INFORMATION

Critical Accounting Policies and Estimates

The Corporation’s audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. These estimates require management’s subjective and complex judgments. Amounts reported in the Corporation’s consolidated financial statements could differ materially if management used different assumptions in making these estimates, resulting in actual results differing from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Corporation’s Audit Committee. Management’s determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 69

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Impairment Review of Goodwill

Goodwill is required to be tested at least annually for impairment. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 20% of the Corporation’s total assets at December 31, 2011, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations. The Corporation performs its impairment evaluation as of October 1, which represents the ongoing annual evaluation date.

There is no goodwill associated with the Specialty Products segment. For the Aggregates business, management determined the reporting units, which represent the level at which goodwill is tested for impairment, were as follows as of October 1, 2011:

•	Carolina, which included North Carolina and South Carolina;

•	Mideast, which included Indiana, Maryland, Ohio, Virginia and West Virginia;

•

South Central, which included Alabama, Illinois, Kentucky, Louisiana, Mississippi, North Georgia, Tennessee and quarry operations and distribution yards along the Mississippi River system and Gulf Coast;

•	Southeast, which included Florida, South Georgia and offshore quarry operations in the Bahamas and Nova Scotia;

•	West, which included Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Texas, Utah, Washington and Wyoming.

The reporting units in 2011 were consistent with the 2010 evaluation. Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation. In connection with the asset exchange with Lafarge, the Corporation reorganized its aggregates operations and collapsed its South Central and Southeast Divisions into one division. This organizational change will be reflected in the Corporation’s 2012 evaluation.

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

The Corporation has the option of performing a qualitative assessment before calculating the fair values of its reporting units in Step 1. As part of the qualitative assessment, the Corporation considers, among other things, the following events and circumstances: macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business- or reporting unit-specific events. Based on the qualitative assessment, the Corporation determines whether it is “more likely than not” (i.e., a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If the Corporation concludes that this is the case for any of its reporting units, it proceeds

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 70

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

to Step 1 of its goodwill impairment analysis. Otherwise, the Corporation does not perform any further goodwill impairment testing. This qualitative assessment is optional and the Corporation may bypass it for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. When the Corporation validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period.

The West reporting unit is most significant to the impairment evaluation as $422.5 million of the Corporation’s goodwill at December 31, 2011 is attributable to this reporting unit. For the 2011 impairment evaluation, the Corporation performed qualitative assessments of its Carolinas, Mideast, Southeast and West reporting units. Based on the totality of relevant drivers of fair value and relevant facts and circumstances, the Corporation determined that it is more likely than not that the fair values of these reporting units exceed their respective carrying amounts.

The Corporation performed a Step 1 analysis for its South Central reporting unit. The fair value of the South Central reporting unit was calculated using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a discount rate of 10.5% and a 3.5% terminal growth rate. The fair value of the South Central reporting unit exceeded its carrying value by 6% in 2011. For sensitivity purposes, a 100-basis-point increase in the discount rate would result in this reporting unit failing the Step 1 analysis. The South Central reporting unit had $78.4 million of goodwill at October 1, 2011.

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

Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were consistent with the five-year operating plan prepared by management and reviewed by the Board of Directors. The succeeding ten years of profitability were estimated using assumptions for price, cost and volume changes. Future price, cost and volume assumptions were based on current forecasts and market conditions. Capital requirements were estimated based on expected recapitalization needs of the reporting unit.

A discount rate was calculated for the South Central reporting unit and represents its weighted average cost of capital. The calculation of the discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, small-stock premium, company-specific premium, and borrowing rate.

The terminal growth rate was based on the projected annual increase in Gross Domestic Product.

Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future goodwill impairment evaluations could be negatively affected. Further, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Management does not expect significant changes to the valuation model for the 2012 evaluation. The potential write off of goodwill from future evaluations represents a risk to the Corporation.

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

•

Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2011, the unrecognized actuarial loss and unrecognized prior service cost were $157.0 million and $2.6 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $157.0 million unrecognized actuarial loss consists of approximately $111.3 million that is currently subject to amortization in 2012 and $45.7 million that is not subject to amortization in 2012. Assuming the December 31, 2011 projected benefit obligation and an average remaining service life of 8.4 years, approximately $13.3 million of amortization of the actuarial loss will be a component of 2012 annual pension expense.

These components are calculated annually to determine the pension expense that is reflected in the Corporation’s results of operations.

Management believes the selection of assumptions related to the annual pension expense is a critical accounting estimate due to the high degree of volatility in the expense dependent on selected assumptions. The key assumptions are as follows:

•	The discount rate is the rate used to present value the pension obligation and represents the current rate at which the pension obligations could be effectively settled.

•	The rate of increase in future compensation levels is used to project the pay-related pension benefit formula and should estimate actual future compensation levels.

•	The expected long- term rate of return on pension fund assets is used to estimate future asset returns and should reflect the average rate of long-term earnings on assets already invested.

•	The mortality table represents published statistics on the expected lives of people.

Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation selected a hypothetical portfolio of Moody’s Aa bonds with maturities that mirror the benefit obligations to determine the discount rate. At December 31, 2011, the Corporation selected a discount rate assumption of 5.14%, a 70-basis-point reduction from the prior-year assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption has the most significant impact on the annual pension expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense. The actual rate of increase in compensation levels in 2011 was lower than the assumed long-term rate of increase of 5.0%.

In 2011, the Corporation invested approximately 9% of its pension assets in alternative investment vehicles chosen, in part, to help mitigate the volatility of plan asset returns. Management’s selection of the expected long-term rate of return on pension fund assets is based on a

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 72

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

building-block approach, whereby the components are weighted based on the allocation of pension plan assets. Given that these returns are long-term, there are generally not significant fluctuations in the expected rate of return from year to year. However, based on the change in the mix of assets and the currently projected returns on these assets, management lowered its expected return on assets assumption at December 31, 2011 by 50 basis points and selected a rate of 7.25%. The following table presents the expected return on pension fund assets as compared with the actual return on pension assets for 2011, 2010 and 2009:

	Expected Return	Actual Return
(in thousands)	on Pension Assets	on Pension Assets
2011	$24,493	$ 1,129
2010	$21,041	$33,973
2009	$16,271	$48,169

The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the statements of earnings. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which are amortized into annual pension expense.

In 2011, the Corporation estimated the remaining lives of participants in the pension plans using the RP 2000 Mortality Table (“RP 2000 Mortality Table”) projected to 2015 with no phased-out improvements. In 2010, the Corporation used the RP 2000 Mortality Table with phased-out mortality improvements. The RP 2000 Mortality Table selected in 2011 includes three further years of mortality improvements compared with the 2010 table and this assumption update resulted in an increase in the Corporation’s projected benefit obligation at December 31, 2011. The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly work-force and the white-collar table for its salaried employees.

Assumptions are selected on December 31 to be used in the calculation of the succeeding year’s expense. For the 2011 pension expense, the assumptions selected at December 31, 2010 were as follows:

Discount rate	5.84%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	7.75%
Average remaining service period for participants	7.8 years
RP 2000 Mortality Table with phased-out of improvements

Using these assumptions, the 2011 pension expense was $17.2 million. A change in the assumptions would have had the following impact on the 2011 expense:

•	A change of 25 basis points in the discount rate would have changed 2011 expense by approximately $1.5 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2011 expense by approximately $0.8 million.

For the 2012 pension expense, the assumptions selected at December 31, 2011 were as follows:

Discount rate	5.14%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	7.25%
Average remaining service period for participants	8.4 years
RP 2000 Mortality Table with no phased-out improvements

Using these assumptions, the 2012 pension expense is expected to be approximately $28.5 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2012 expected expense:

•	A change of 25 basis points in the discount rate would change the 2012 expected expense by approximately $1.8 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2012 expected expense by approximately $0.8 million.

The Corporation made pension plan contributions of $127.4 million in the five-year period ended December 31, 2011. Despite these contributions, the Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $132.0 million at December 31, 2011. The Corporation’s projected benefit obligation increased $58.5 million from December 31, 2010 primarily due to the 70-basis-point reduction in

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 73

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

the discount rate assumption and the updated mortality table assumption at December 31, 2011. The Corporation expects to make pension plan contributions and SERP payments of $31.0 million in 2012.

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

Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Corporation conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions can have a material effect on the ETR. The effect of these changes, if any, is recognized when the change is effective. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the “Tax Act”) allows 100-percent expensing for qualified property acquired and placed in service after September 8, 2010 and prior to January 1, 2012. The Tax Act reduced cash paid for taxes in 2011, but increased 2011 income tax expense due to its effect on the depletion and production deductions.

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

The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories, net operating loss carryforwards and tax credit carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. Deferred tax assets are carried on stock options that had exercise prices that exceeded the closing price of the Corporation’s common stock at December 31, 2011. Upon expiration of these options, the deferred tax assets reduce the pool of excess tax benefits to the extent available and any excess is expensed. The deferred tax assets attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 74

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences depends on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2011, the Corporation had domestic and foreign net operating loss carryforwards of $140.7 million with varying expiration dates through 2031 and related deferred tax assets of $10.8 million. The Corporation established a reserve of $8.8 million for these deferred tax assets based on the uncertainty of generating future taxable income in the respective jurisdictions during the limited period that the net operating loss carryforwards and tax credit carryforwards can be utilized under state statutes. Additionally, the Corporation had domestic and foreign tax credit carryforwards, for which a valuation of $0.6 million was recorded at December 31, 2011.

The Corporation’s estimated ETR reflects adjustments to financial reporting income for permanent differences. Permanent differences reflect revenues or expenses that are recognized in determining either financial reporting income or taxable income, but not both. Permanent differences either increase or decrease income tax expense with no offset in deferred tax liabilities. An example of a material permanent difference that affects the Corporation’s estimated ETR is tax depletion in excess of basis for mineral reserves. For income tax purposes, the depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, changes in sales volumes and earnings may not proportionately affect the permanent depletion deduction included in the ETR. As a result, the Corporation may continue to claim tax depletion deductions exceeding the cost basis of the mineral reserves, whereas the depletion expense for financial reporting purposes ceases once the value of the mineral reserves is fully amortized. The continuing depletion for tax purposes is treated as a permanent difference. Another example of a permanent difference is goodwill established for financial reporting purposes from an acquisition of another company’s stock. This goodwill has no basis for income tax purposes. If the goodwill is subsequently written off as a result of divestitures or impairment losses, the financial reporting deduction is treated as a permanent difference.

Tax depletion in excess of book basis for mineral reserves is the single largest recurring permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates such as profitability by tax unit, which compound the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings. However, the impact of the depletion deduction on the effective tax rate is inversely affected by increases or decreases in pretax earnings. In 2011, tax depletion in excess of book basis positively affected the estimated effective income tax rate by 1,750 basis points.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 75

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

For 2011, an overall estimated ETR of 21.7% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect 2011 income tax expense by $1.1 million.

All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. The Corporation recognizes a tax benefit when it is more likely than not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The Corporation has established reserves of $9.3 million for uncertain tax positions at December 31, 2011. The Corporation analyzes the reserves quarterly and, if necessary, makes adjustments based on changes in underlying facts and circumstances. The Corporation does not expect unrecognized tax benefits to significantly change during 2012. The Corporation’s open tax years that are subject to federal examination are 2008 to 2011. Further, certain state and foreign tax jurisdictions have open tax years from 2004 to 2011.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 76

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation values separately-identifiable acquired intangible assets which may include, but are not limited to, non-competition agreements, customer relationships, permits and water rights. The fair value of noncompetition agreements is generally based on the probability that a seller would compete with the Corporation in the absence of an agreement and an estimation of the earnings that would be in jeopardy due to the hypothetical competition. The fair values of customer relationships, permits and water rights are generally determined using a cost approach based on the estimated amount to purchase or replace the asset. Amortization periods are based on either the contractual rights or the expected useful life of the asset, if not contractually specified. Water rights are typically an indefinite-lived asset.

The Corporation may adjust the amounts recognized for a business combination during a measurement period after the acquisition date. Any such adjustments are based on the Corporation obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. These adjustments are applied retroactively to the date of acquisition and reported retrospectively. The measurement period ends once the Corporation has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded in earnings.

During 2011, the Corporation invested $91.6 million in business combinations and allocated this amount to assets acquired and liabilities assumed.

Property, Plant and Equipment

Property, plant and equipment represent 56% of total assets at December 31, 2011 and accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset.

Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.

The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 64 and 65). The depth of overburden and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties and, for quality control, calculating overburden volumes and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.

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

The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 64 and 65).

Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach for the life of the proven and probable reserves.

The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. During 2011, depletion expense was $3.7 million.

The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Quarry development costs are classified as land improvements.

New pits may be developed at existing quarries in order to access additional reserves. When this occurs, management reviews the facts and circumstances of each situation in making a determination as to the appropriateness

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 78

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

of capitalizing or expensing the related pre-production stripping costs. If the additional pit operates in a separate and distinct area of a quarry, the costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Further, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs.

Inventory Standards

The Corporation values its finished goods inventories under the first-in, first-out methodology using standard costs. For quarries, standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or market, and adjusting, if necessary, for normal capacity levels and abnormal costs. In addition to production costs, standards for distribution yards include a freight component for the cost of transporting the inventory from a quarry to the distribution yard and materials handling costs. Preoperating start-up costs are expensed as incurred and are not capitalized as part of inventory costs.

Standard costs are updated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes. In periods in which production costs, in particular energy costs, and/or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 59 through 61).

Liquidity and Cash Flows

Operating Activities

The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by operations was $259.1 million in 2011, compared with $269.8 million in 2010 and $318.4 million in 2009. These cash flows were derived, substantially, from consolidated net earnings, before deducting depreciation, depletion and amortization, and offset by working capital requirements. Depreciation, depletion and amortization are as follows:

years ended December 31
(add 000)	2011	2010	2009
Depreciation	$166,225	$174,142	$172,026
Depletion	3,749	4,283	4,024
Amortization	3,433	3,112	3,341

Total	$173,407	$181,537	$179,391

The $10.7 million decrease in cash provided by operating activities in 2011 compared with 2010 is primarily due to onetime business development expenses in 2011, offset by an increase in payables, including accruals for certain of those costs. The Corporation’s days sales outstanding of 47 days was unchanged from 2010.

The $48.6 million decrease in cash provided by operating activities in 2010 compared with 2009 is primarily due to a $20.5 million increase in accounts receivables in 2010 due to higher sales. This compares with a $48.5 million reduction in accounts receivable in 2009, which increased cash provided by operating activities, when sales declined.

Investing Activities

Net cash used for investing activities was $238.9 million in 2011, $174.2 million in 2010 and $185.0 million in 2009.

Cash used for investing activities was $64.7 million higher in 2011 compared with 2010, primarily due to an increase in capital spending and higher amounts paid for acquisitions.

Cash used for investing activities was $10.8 million lower in 2010 compared with 2009, primarily due to a reduction in capital spending and lower amounts paid for acquisitions.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 79

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Capital spending by reportable segment, excluding acquisitions, was as follows:

(add 000)	2011	2010	2009

Mideast Group	$39,504	$36,057	$39,636
Southeast Group	29,531	32,786	37,355
West Group	58,005	58,819	46,023

Total Aggregates Business	127,040	127,662	123,014
Specialty Products	21,983	6,431	10,766
Corporate	6,340	1,823	5,450

Total	$155,363	$135,916	$139,230

Spending for property, plant and equipment, exclusive of acquisitions, if any, is expected to approximate $155 million in 2012.

Proceeds from divestitures and sales of assets include the cash from the sales of surplus land and equipment and the divestitures of several Aggregates operations. These proceeds provided pretax cash of $8.0 million, $5.0 million and $7.8 million in 2011, 2010 and 2009, respectively.

Financing Activities

The Corporation used $64.5 million and $288.9 million of cash for financing activities during 2011 and 2010, respectively. A total of $92.5 million was provided by financing activities in 2009.

In 2011, the Corporation had net borrowings of long-term debt of $24.6 million, which reflects borrowing under the Credit Agreement and AR Credit Facility offset by the repayment of $242.1 million of 6.875% notes and the $111.8 million term loan due 2012. In 2010, the Corporation made net repayments of long-term debt of $219.7 million, including the repayment of $217.6 million of floating rate senior notes through the use of available cash. In 2009, the Corporation made net repayments of long-term debt of $106.0 million, which primarily reflects the repayment of $200.0 million on the revolving credit agreement partially offset by borrowings under a term loan.

In 2011, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.60 per share. Total cash dividends were $73.6 million in 2011 and 2010 and $71.2 million in 2009.

Cash provided by issuances of common stock, which represents the exercises of stock options and, for 2009, offerings of common stock, was $1.5 million, $3.0 million and $294.2 million in 2011, 2010 and 2009, respectively. During 2009, the Corporation offered and sold 3.8 million shares of common stock.

Excess tax benefits from stock-based compensation transactions were $1.3 million in 2010 and $0.6 million in 2009.

In 2011 and 2009, the Corporation purchased the remaining interest in existing subsidiaries for $10.4 million and $17.1 million, respectively.

Capital Structure and Resources

Long-term debt, including current maturities, increased to $1.060 billion at the end of 2011 from $1.031 billion at the end of 2010. The Corporation’s debt at December 31, 2011 was principally in the form of publicly-issued long-term notes and debentures and $385 million of borrowings under variable-rate credit facilities.

In 2011, the Corporation entered into a $600 million Credit Agreement that included a $350 million Revolving Facility and a $250 million Term Loan Facility. The Corporation borrowed $250 million under the Term Loan Facility, a portion of which was used to prepay outstanding borrowings of $111.8 million on the term loan due 2012.

Additionally, in 2011, the Corporation amended its $100 million AR Credit Facility. As amended, borrowings under the AR Credit Facility bear interest at a rate equal to the one-month LIBOR plus 1.35%. Borrowings under the AR Credit Facility are limited based on the balance of the Corporation’s accounts receivable; however, this limitation is not expected to reduce the availability below the $100 million AR Credit Facility maximum. The Corporation borrowed $100 million under the AR Credit Facility, which, in addition to proceeds from the Term Loan Facility, was used to repay $242.1 million of 6.875% notes that matured on April 1, 2011. The Corporation has commenced negotiations with its lenders to extend the AR Credit Facility upon its maturity on April 20, 2012. Management intends to renew the AR Credit Facility for successive one-year terms through 2015. Furthermore, the Corporation has capacity under its Revolving Facility to refinance this debt if a renewal of the AR Credit Facility cannot be negotiated.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 80

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

On January 23, 2012, the Corporation repurchased $20.0 million par value of its outstanding 6.25% Senior Notes due 2037 at 90.75. This repurchase was financed with borrowings of $18.2 million under the Corporation’s Revolving Facility, which are due March 31, 2015.

The Credit Agreement and the AR Credit Facility, as amended, are subject to a leverage ratio covenant. The Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve month period (the “Ratio”) may not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation maintains specified ratings on its long-term unsecured debt and the Ratio calculated without such exclusion does not exceed 3.75x. Borrowings related to the asset exchange with Lafarge and subsequent ready mix acquisition increased the Ratio limit to 3.75x as of December 31, 2011. Additionally, if there are no amounts outstanding under both the Revolving Facility and the AR Credit Facility, consolidated debt, including debt guaranteed by the Corporation, will be reduced for purposes of the covenant calculation by the Corporation’s unrestricted cash and cash equivalents in excess of $50 million, such reduction not to exceed $200 million (hereinafter, “net debt”).

The Ratio is calculated as total long-term debt, including debt guaranteed by the Corporation, divided by consolidated EBITDA, as defined, for the trailing twelve months. Consolidated EBITDA is generally defined as earnings before interest expense, income tax expense, and depreciation, depletion and amortization expense for continuing operations. Additionally, stock-based compensation expense is added back and interest income is deducted in the calculation of consolidated EBITDA. Certain other nonrecurring noncash items, if they occur, can affect the calculation of consolidated EBITDA. At December 31, 2011, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve month EBITDA was 3.25x and was calculated as follows (dollars in thousands):

Twelve-Month Period January 1, 2010 to December 31, 2010

Earnings from continuing operations	$85,136
Add back:
Interest expense	58,586
Income tax expense	20,980
Depreciation, depletion and amortization expense	158,825
Stock-based compensation expense	11,522
Deduct:
Interest income	(811)

Consolidated EBITDA, as defined	$334,238

Consolidated debt, including debt guaranteed by the Corporation, at December 31, 2011	$1,086,723

Consolidated debt-to-consolidated EBITDA, as defined, at December 31, 2011 for trailing twelve-month EBITDA	3.25 x

Effective February 24, 2012, the Corporation amended the Ratio to ensure that the impact of business development costs for the proposed business combination with Vulcan and the seasonal working capital requirements for the newly-acquired Colorado operations do not impair liquidity available under the Corporation’s Credit Agreement and AR Credit Facility. The amendment temporarily increases the maximum Ratio to 3.95x at March 31, 2012 and June 30, 2012, stepping down to 3.75x at September 30, 2012. The Ratio returns to the pre-amendment maximum of 3.50x for the December 31, 2012 calculation date. The amendment also allows the Corporation to exclude from the Ratio at March 31, 2012 and June 30, 2012 debt associated with the newly-acquired Colorado operations, which was allowed only through the March 31, 2012 calculation date prior to the amendment.

In the event of a default on the Ratio, the lenders can terminate the Credit Agreement and AR Credit Facility and declare any outstanding balance as immediately due.

Total equity decreased to $1.449 billion at December 31, 2011 from $1.468 billion at December 31, 2010. At December 31, 2011, the Corporation had an accumulated other comprehensive loss of $83.9 million, resulting from unrecognized actuarial losses and prior service costs related to pension and postretirement benefits, foreign currency translation gains and the unamortized loss on terminated forward starting interest rate swap

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 81

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

agreements. Total equity at December 31, 2011 includes $39.5 million of noncontrolling interests. At December 31, 2011, 5.0 million shares of common stock were remaining under the Corporation’s repurchase authorization. The Corporation may repurchase shares of its common stock in the open market or through private transactions at such prices and upon such terms as the Chief Executive Officer deems appropriate.

At December 31, 2011, the Corporation had $26.0 million in cash and short-term investments that are considered cash equivalents. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowing facilities. The Corporation typically invests excess funds in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Corporation’s investments in bank funds generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100 million to be maintained at any one bank.

Cash on hand, along with the Corporation’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. At December 31, 2011, the Corporation had $313 million of unused borrowing capacity under its Revolving Facility, subject to complying with the related leverage covenant, and no available borrowings under its AR Credit Facility. The Credit Agreement expires on March 31, 2015 and the AR Credit Facility terminates on April 20, 2012. Borrowings under the Credit Agreement and AR Credit Facility are unsecured and may be used for general corporate purposes. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions (see section Current Market and Related Risks on page 66).

The Corporation may be required to obtain financing in order to complete the proposed business combination with Vulcan, to fund certain strategic acquisitions, if any such opportunities arise, or to refinance outstanding debt. Any strategic acquisition of size would require an appropriate balance of newly-issued equity with debt in order to maintain an investment-grade credit rating. Furthermore, the Corporation is exposed to credit markets, through the interest cost related to its variable-rate debt, which includes borrowings under its Revolving Facility, Term Loan Facility and AR Credit Facility, and the interest related to its commercial paper program, to the extent that it is available to the Corporation. The Corporation’s credit ratings are investment-grade level which facilitates obtaining financing at lower rates than noninvestment-grade ratings. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at those levels.

Contractual and Off Balance Sheet Obligations

The Corporation has the ability and management intends to refinance the $100 million of outstanding borrowings on the AR Credit Facility with borrowings that will mature in more than twelve months.

At December 31, 2011, the Corporation’s recorded benefit obligation related to postretirement benefits totaled $29.6 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan.

The Corporation has other retirement benefits related to the qualified pension plan and the SERP. At December 31, 2011, the qualified pension plan is underfunded by $119.3 million. Inclusive of required amounts, the Corporation estimates that it will make contributions of $31.0 million in 2012. Any contributions beyond 2012 are currently undeterminable and will depend on the investment return on the related pension assets. At December 31, 2011, the Corporation had a total obligation of $12.7 million related to the SERP.

As of December 31, 2011, the Corporation had $9.3 million of reserves for uncertain tax positions. Such accruals may become payable if the tax positions are not sustained upon examination by a taxing authority.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 82

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. Amounts due for operating leases and royalty agreements are expensed in the period incurred. Management anticipates that, in the ordinary course of business, the Corporation will enter into royalty agreements for land and mineral reserves during 2012.

The Corporation has purchase commitments for property, plant and equipment of $33.7 million as of December 31, 2011. The Corporation also has other purchase obligations related to energy and service contracts which totaled $54.1 million as of December 31, 2011.

The Corporation’s contractual commitments as of December 31, 2011 are as follows:

(add 000)	Total	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years

ON BALANCE SHEET:
Long-term debt	$1,060,084	$7,182	$11,410	$370,316	$671,176
Postretirement benefits	29,635	2,930	6,073	5,818	14,814
Qualified pension plan contributions	31,048	31,048	—	—	—
SERP	12,715	2,320	1,600	1,550	7,245
Uncertain tax positions	9,288	1,071	8,217	—	—
Other commitments	849	64	128	128	529
OFF BALANCE SHEET:
Interest on noncallable publicly traded long-term debt	674,013	44,175	88,350	88,350	453,138
Operating leases	281,095	57,916	83,688	66,356	73,135
Royalty agreements	75,501	12,143	19,085	13,252	31,021
Purchase commitments — capital	33,654	33,654	—	—	—
Other commitments — energy and services	54,078	20,091	33,987	—	—

Total	$2,261,960	$212,594	$252,538	$545,770	$1,251,058

Notes A, G, I, J, L and N to the audited consolidated financial statements on pages 13 through 18; 20 through 22; 22 through 25; 25 through 29; 31; and 32 and 33, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.

Contingent Liabilities and Commitments

In July 2010, the Corporation entered into a reimbursement and indemnification agreement with Fifth Third Bank (“Fifth Third”) to guarantee the repayment of amounts borrowed by an affiliate under a $20.0 million revolving line of credit provided by Fifth Third and a guaranty agreement with Bank of America, N.A., to guarantee $12.4 million of payment obligations of its affiliate under equipment lease agreements. The affiliate agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from these agreements. The Corporation holds a subordinate lien of the affiliate’s assets as collateral for potential payments under the agreements. On April 8, 2011, the affiliate converted its equipment leasing agreements with Bank of America, N.A. to a five-year $6.2 million amortizing loan and the Corporation executed a reaffirmation of guaranty with respect to such loan. On July 20, 2011, the affiliate’s $20.0 million revolving line of credit was increased to $24.0 million. This line of credit expires in July 2013. Additionally, the reimbursement and indemnification agreement related to this line of credit was terminated and replaced by an unconditional guaranty of payment from the Corporation. The affiliate restated its reimbursement and indemnity obligations to the Corporation, and the Corporation retained its subordinate lien on the assets of the affiliate.

The Corporation has entered into standby letter of credit agreements relating to certain insurance claims, utilities and property improvements. At December 31, 2011, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $14.8 million. Certain of these underlying obligations are accrued on the Corporation’s balance sheet.

In the normal course of business at December 31, 2011, the Corporation was contingently liable for $210.9 million in surety bonds underwritten by Safeco Corporation, a subsidiary of Liberty Mutual Group, and Zurich Insurance Company, which guarantee its own performance and are

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 83

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

required by certain states and municipalities and their related agencies. Certain of the bonds guaranteeing performance of obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s balance sheet. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits. Five of these bonds total $69.2 million, or 33% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Quantitative and Qualitative Disclosures about Market Risk

As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see section Business Environment on pages 49 through 69).

Management has considered the current economic environment and its potential impact to the Corporation’s business. Demand for aggregates products, particularly in the nonresidential and residential construction markets, could decline if companies and consumers are unable to obtain financing for construction projects or if the economic recession causes delays or cancellations to capital projects. Additionally, uncertainty regarding federal highway funding, declining tax revenues and state budget deficits have negatively affected states’ abilities to finance infrastructure construction projects.

Demand in the residential construction market is affected by interest rates. The Federal Reserve kept the federal funds rate at zero percent during 2011. The residential construction market accounted for approximately 8% of the Corporation’s heritage aggregates product line shipments in 2011.

Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates as a result of any temporary cash investments, including money market funds and Eurodollar time deposit accounts any outstanding variable-rate facility borrowings and defined benefit pension plans. Additionally, the Corporation’s earnings are affected by energy costs. The Corporation has no counterparty risk.

Variable-Rate Borrowing Facilities

The Corporation has a $600 million Credit Agreement, comprised of a $350 million Revolving Facility and $250 million Term Loan Facility, and a $100 million AR Credit Facility. Borrowings under these facilities bear interest at a variable interest rate. A hypothetical 100-basis-point increase in interest rates on borrowings of $385 million, which is the collective outstanding balance at December 31, 2011, would increase interest expense by $3.9 million on an annual basis.

Pension Expense

The Corporation’s results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates on pages 69 through 79.

Energy Costs

Energy costs, including diesel fuel, natural gas and liquid asphalt, represent significant production costs for the Corporation. A hypothetical 10% change in the Corporation’s energy prices in 2012 as compared with 2011, assuming constant volumes, would impact 2012 pretax earnings by approximately $16.8 million.

Aggregate Risk for Interest Rates and Energy Sector Inflation

Pension expense for 2011 was calculated based on assumptions selected at December 31, 2010. Therefore, interest rate risk in 2011 was limited to the potential effect related to borrowings under variable-rate facilities. The effect of a hypothetical 1% increase in interest rates on $385 million of variable-rate borrowings outstanding at December 31, 2011 would increase interest expense on an annual basis by $3.9 million. Additionally, a 10% change in energy costs would impact annual pretax earnings by approximately $16.8 million.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 84

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

Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this Annual Report include, but are not limited to, the performance of the United States economy; widespread decline in aggregates pricing; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects and most particularly in North Carolina, one of the Corporation’s largest and most profitable states, and Texas, Iowa, Georgia and South Carolina, which when coupled with North Carolina, represented 57% of 2011 net sales of the Aggregates business; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets the Corporation serves; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by the Corporation; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires, conveyor belts, and with respect to the Specialty Products segment, natural gas; continued increases in the cost of other repair and supply parts; transportation availability, notably the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by the Corporation’s dolomitic lime products; inflation and its effect on both production and interest costs; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with the Corporation’s leverage ratio debt covenant; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Corporation’s tax rate; violation of the Corporation’s debt covenant if price and/or volumes returns to previous levels of instability; downward pressure on the Corporation’s common stock price and its impact on goodwill impairment evaluations; and other risk factors listed from time to time found in the Corporation’s filings with the SEC. The Corporation also encourages investors to review its disclosures with respect to its proposed business combination with Vulcan, including the risks and other factors described under the headings “Risk Factors” and “Forward- Looking Statements” in the prospectus/offer to exchange included in the Corporation’s Registration Statement on Form S-4 filed on December 12, 2011 (as may be amended from time to time). Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements.

For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s SEC filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 37 through 85 of the 2011 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 13 through 18 and 32 and 33, respectively, of the audited consolidated financial statements included in the 2011 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 85

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Important Additional Information

The Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis of Financial Conditions and Results of Operations included in the 2011 Annual Report (“2011 Annual Report”) on pages 6 through 85 relate, in part, to the exchange offer by the Corporation to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of the Corporation’s common stock. This 2011 Annual Report does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) initially filed by the Corporation on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT THE CORPORATION HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

In connection with the solicitation of proxies for Vulcan’s 2012 annual meeting of shareholders (the “Vulcan Meeting”), the Corporation filed a preliminary proxy statement (the “Vulcan Meeting Preliminary Proxy Statement”) with the SEC on January 24, 2012 (and an amendment thereto) and intends to file a definitive proxy statement in connection therewith (the “Vulcan Meeting Definitive Proxy Statement”). When completed, the Vulcan Meeting Definitive Proxy Statement and accompanying proxy card will be mailed to the shareholders of Vulcan. The Corporation also intends to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of the Corporation’s shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of the Corporation’s common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING PRELIMINARY PROXY STATEMENT, THE VULCAN MEETING DEFINITIVE PROXY STATEMENT, THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

The Corporation, its directors and executive officers and the individuals nominated by the Corporation for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. The Corporation, its directors and executive officers are participants in any solicitation of proxies from the Corporation’s shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement, the proxy statement for the Corporation’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Vulcan Meeting Preliminary Proxy Statement, or will be available in the Vulcan Meeting Definitive Proxy Statement or the Martin Marietta Meeting Proxy Statement, as applicable.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 86

QUARTERLY PERFORMANCE

(unaudited)

(add 000, except per share and stock prices)

	Total Revenues[1]		Net Sales[1]		Gross Profit[1]		Consolidated Net Earnings (Loss)		Net Earnings (Loss) Attributable to Martin Marietta Materials, Inc.

Quarter	2011	2010	2011	2010	2011	2010	2011[4,5,7]	2010[3,6]	2011[4,5,7]	2010[3,6]

First	$327,944	$319,811	$290,636	$285,298	$22,655	$24,474	$(17,697)	$(24,748)	$(17,414)	$(24,180)
Second	462,391	469,128	409,565	421,821	97,544	115,402	35,854	54,948	35,799	54,399
Third	502,386	473,355	445,003	421,717	111,893	113,274	50,332	53,256	49,156	51,990
Fourth	421,102	390,591	374,757	346,881	69,923	68,576	15,084	15,208	14,838	14,803

Totals	$1,713,823	$1,652,885	$1,519,961	$1,475,717	$302,015	$321,726	$83,573	$98,664	$82,379	$97,012

				Per Common Share

							Stock Prices
	Basic Earnings (Loss)[2]		Diluted Earnings (Loss)[2]		Dividends Paid		High	Low	High	Low

Quarter	2011[4,5,7]	2010[3,6]	2011[4,5,7]	2010[3,6]	2011	2010	2011		2010

First	$(0.39)	$(0.54)	$(0.39)	$(0.54)	$0.40	$0.40	$94.31	$80.38	$93.43	$74.00
Second	0.78	1.18	0.78	1.18	0.40	0.40	$92.37	$78.75	$100.33	$83.53
Third	1.07	1.13	1.07	1.13	0.40	0.40	$82.65	$60.80	$88.89	$71.50
Fourth	0.32	0.32	0.32	0.32	0.40	0.40	$80.24	$59.93	$95.00	$76.94

Totals	$1.79	$2.11	$1.78	$2.10	$1.60	$1.60

[1]	Amounts may not equal amounts previously reported in the Corporation’s Forms 10-Q, as amounts have been recast to reflect discontinued operations.

[2]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[3]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the second quarter of 2010 were increased by $2.8 million, or $0.06 per basic and diluted share, for the reversal of the excess West Group legal reserve upon settlement of legal proceedings.

[4]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the second quarter of 2011 included an agreed-upon refund of $1.1 million, or $0.02 per basic and diluted share, for the double taxation of the Corporation’s wholly-owned Canadian subsidiary for the 2001 and 2002 tax years.

[5]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the third quarter of 2011 included the reversal of $3.0 million, or $0.07 per basic and diluted share, for a favorable effective settlement of the Internal Revenue Service audit for the 2008 tax year and resolution of a federal tax and interest overpayment related to the 2006 tax year and an early retirement expense of $1.7 million, or $0.04 per basic and diluted share.

[6]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the third quarter of 2010 included the reversal of $5.6 million, or $0.12 per basic and diluted share, of tax reserves for the effective settlement of issues related to the 2004 and 2005 tax years, the effective settlement of the Internal Revenue Service audit for the 2007 tax year and the expiration of the statute of limitations for federal examination of the 2006 tax year.

[7]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2011 included business development costs of $9.3 million, or $0.20 per basic and diluted share, and severance expense of $1.0 million, or $0.02 per basic and diluted share.

At February 15, 2012, there were 742 shareholders of record.

The following presents total revenues, net sales, net earnings (loss) and earnings (loss) per diluted share attributable to discontinued operations:

							Earnings (Loss) per
(add 000, except per share)	Total Revenues[1]		Net Sales[1]		Net Earnings (Loss)[1]		Diluted Share[1,2]

Quarter	2011	2010	2011	2010	2011	2010	2011	2010

First	$28,585	$21,150	$15,624	$10,280	$(1,118)	$(486)	$(0.02)	$(0.01)
Second	30,615	35,543	17,187	21,004	(1,091)	160	(0.02)	—
Third	32,401	36,090	19,009	22,037	(400)	9	(0.01)	—
Fourth	22,925	37,810	12,747	22,093	6,566	155	0.14	—

Totals	$114,526	$130,593	$64,567	$75,414	$3,957	$(162)	$0.09	$—

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 87

FIVE YEAR SELECTED FINANCIAL DATA

(add 000, except per share)

	2011	2010	2009	2008	2007

Consolidated Operating Results[1]
Net sales	$1,519,961	$1,475,717	$1,419,668	$1,774,438	$1,853,546
Freight and delivery revenues	193,862	177,168	153,648	185,501	184,415

Total revenues	1,713,823	1,652,885	1,573,316	1,959,939	2,037,961

Cost of sales, other costs and expenses	1,342,086	1,284,566	1,224,355	1,457,643	1,451,310
Freight and delivery costs	193,862	177,168	153,648	185,501	184,415

Cost of operations	1,535,948	1,461,734	1,378,003	1,643,144	1,635,725
Other operating expenses and (income), net	16,853	(7,231)	12,401	(3,755)	(17,988)

Earnings from Operations	161,022	198,382	182,912	320,550	420,224
Interest expense	58,586	68,440	73,455	74,299	60,893
Other nonoperating expenses and (income), net	1,834	198	(1,165)	1,430	(7,291)

Earnings from continuing operations before taxes on income	100,602	129,744	110,622	244,821	366,622
Taxes on income	20,986	30,918	25,974	71,733	111,563

Earnings from Continuing Operations	79,616	98,826	84,648	173,088	255,059
Discontinued operations, net of taxes	3,957	(162)	3,516	6,662	8,280

Consolidated net earnings	83,573	98,664	88,164	179,750	263,339
Less: Net earnings attributable to noncontrolling interests	1,194	1,652	2,705	3,494	590

Net Earnings Attributable to Martin Marietta Materials, Inc.	$82,379	$97,012	$85,459	$176,256	$262,749

Basic Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (see Note A):
Earnings from continuing operations available to common shareholders[1]	$1.70	$2.11	$1.84	$4.04	$5.90
Discontinued operations available to common shareholders[1]	0.09	–	0.08	0.16	0.19

Basic Earnings Per Common Share	$1.79	$2.11	$1.92	$4.20	$6.09

Diluted Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (See Note A):
Earnings from continuing operations available to common shareholders[1]	$1.69	$2.10	$1.83	$4.02	$5.84
Discontinued operations available to common shareholders[1]	0.09	–	0.08	0.16	0.19

Diluted Earnings Per Common Share	$1.78	$2.10	$1.91	$4.18	$6.03

Cash Dividends Per Common Share	$1.60	$1.60	$1.60	$1.49	$1.24

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$80,674	$83,380	$60,303	$57,967	$44,285
Current assets — other	577,176	612,831	796,557	607,064	581,725
Property, plant and equipment, net	1,774,291	1,687,830	1,692,905	1,690,529	1,433,553
Goodwill	616,671	626,527	624,224	622,297	574,667
Other intangibles, net	54,133	17,548	12,469	13,890	9,426
Other noncurrent assets	44,877	46,627	52,825	40,755	40,149

Total Assets	$3,147,822	$3,074,743	$3,239,283	$3,032,502	$2,683,805

Current liabilities — other	$166,530	$136,779	$147,434	$146,109	$230,480
Current maturities of long-term debt and short-term facilities	7,182	248,714	226,119	202,530	276,136
Long-term debt	1,052,902	782,045	1,023,492	1,152,414	848,186
Pension, postretirement and postemployment benefits,noncurrent	158,101	127,671	160,354	207,830	103,518
Noncurrent deferred income taxes	222,064	228,698	195,946	174,308	160,902
Other noncurrent liabilities	92,179	82,577	79,527	82,051	72,595
Shareholders’ equity	1,409,321	1,425,440	1,365,240	1,021,704	945,991
Noncontrolling interests	39,543	42,819	41,171	45,556	45,997

Total Liabilities and Equity	$3,147,822	$3,074,743	$3,239,283	$3,032,502	$2,683,805

[1]	Amounts may not equal amounts previously reported in the Corporation’s Forms 10-K, as amounts have been recast to reflect discontinued operations.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 88

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P 500 Materials Index.

Cumulative Total Return1

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Martin Marietta Materials, Inc.	$100.00	$128.80	$95.75	$89.76	$94.21	$78.65
S&P 500 Index	$100.00	$105.48	$66.93	$84.28	$96.78	$98.81
S&P 500 Materials Index	$100.00	$122.37	$67.37	$99.60	$121.46	$109.88

[1]	Assumes that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        Page 89