Form 10-K, Exhibit 13
period 2012-12-31
MARTIN MARIETTA MATERIALS INC
filed 2013-02-22
CIK 916076

Exhibit 13

STATEMENT OF FINANCIAL RESPONSIBILITY AND REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2012 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2012, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

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

Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2012.

The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

C. Howard Nye	Anne H. Lloyd
President and Chief Executive Officer	Executive Vice President,
Chief Financial Officer and Treasurer
February 22, 2013

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited Martin Marietta Materials, Inc.‘s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martin Marietta Materials, Inc.‘s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility and Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, Martin Marietta Materials, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2012, of Martin Marietta Materials, Inc. and our report dated February 22, 2013, expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 22, 2013

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.‘s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013, expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 22, 2013

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 8

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2012	2011	2010

Net Sales	$1,838,723	$1,519,883	$1,475,638
Freight and delivery revenues	198,944	193,862	177,168

Total revenues	2,037,667	1,713,745	1,652,806

Cost of sales	1,512,807	1,217,911	1,153,987
Freight and delivery costs	198,944	193,862	177,168

Total cost of revenues	1,711,751	1,411,773	1,331,155

Gross Profit	325,916	301,972	321,651
Selling, general and administrative expenses	138,398	124,138	130,422
Business development costs	35,140	18,575	1,220
Other operating (income) and expenses, net	(2,575)	(1,720)	(8,298)

Earnings from Operations	154,953	160,979	198,307
Interest expense	53,339	58,586	68,440
Other nonoperating (income) and expenses, net	(1,299)	1,834	198

Earnings from continuing operations before taxes on income	102,913	100,559	129,669
Taxes on income	16,950	20,987	30,913

Earnings from Continuing Operations	85,963	79,572	98,756
(Loss) gain on discontinued operations, net of related tax (benefit) expense of $(320), $2,207 and $(1,570), respectively	(436)	4,001	(92)

Consolidated net earnings	85,527	83,573	98,664
Less: Net earnings attributable to noncontrolling interests	1,053	1,194	1,652

Net Earnings Attributable to Martin Marietta Materials, Inc.	$84,474	$82,379	$97,012

Net Earnings (Loss) Attributable to Martin Marietta Materials, Inc.
Earnings from continuing operations	$84,910	$78,378	$97,104
Discontinued operations	(436)	4,001	(92)

	$84,474	$82,379	$97,012

Net Earnings (Loss) Attributable to Martin Marietta Materials, Inc. Per Common Share (see Note A)
— Basic from continuing operations attributable to common shareholders	$1 .84	$1.70	$2.11
— Discontinued operations attributable to common shareholders	(0.01)	0.09	—

	$1 .83	$1.79	$2.11

— Diluted from continuing operations attributable to common shareholders	$1 .84	$1.69	$2.10
— Discontinued operations attributable to common shareholders	(0.01)	0.09	—

	$1.83	$1.78	$2.10

Weighted-Average Common Shares Outstanding
— Basic	45,828	45,652	45,485

— Diluted	45,970	45,793	45,659

The notes on pages 14 through 37 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 9

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS for years ended December 31

(add 000)	2012	2011	2010

Consolidated Net Earnings	$85,527	$83,573	$98,664

Other comprehensive earnings (loss), net of tax:

Defined benefit pension and postretirement plans:
Net (loss) gain arising during period, net of tax of $(19,724), $(21,911) and $3,555, respectively	(30,147)	(39,544)	11,490
Prior service credit arising during period, net of tax of $0, $4,112 and $682, respectively	—	6,285	1,041
Amortization of prior service credit, net of tax of $(1,103), $(477) and $(458), respectively	(1,686)	(729)	(699)
Amortization of actuarial loss, net of tax of $4,799, $2,468 and $3,955, respectively	7,335	3,771	6,044
Amount recognized in net periodic pension cost due to settlement, net of tax of $308, $148 and $1,366, respectively	471	227	2,089

	(24,027)	(29,990)	19,965

Foreign currency translation gain (loss)	1,081	(853)	912

Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $409, $381 and $355, respectively	625	582	543

	(22,321)	(30,261)	21,420

Consolidated comprehensive earnings	63,206	53,312	120,084
Less: Comprehensive earnings attributable to noncontrolling interests	1,011	1,163	1,648

Comprehensive Earnings Attributable to Martin Marietta Materials, Inc.	$62,195	$52,149	$118,436

The notes on pages 14 through 37 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 10

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2012	2011
Current Assets:
Cash and cash equivalents	$25,394	$26,022
Accounts receivable, net	224,050	203,748
Inventories, net	332,311	322,607
Current deferred income tax benefits	77,716	80,674
Other current assets	40,930	24,799
Total Current Assets	700,401	657,850

Property, plant and equipment, net	1,753,241	1,774,291
Goodwill	616,204	616,671
Other intangibles, net	50,433	54,133
Other noncurrent assets	40,647	44,877
Total Assets	$3,160,926	$3,147,822

Liabilities and Equity (add 000, except parenthetical share data)
Current Liabilities:
Accounts payable	$83,537	$92,210
Accrued salaries, benefits and payroll taxes	19,461	16,732
Pension and postretirement benefits	6,851	5,250
Accrued insurance and other taxes	28,682	26,408
Current maturities of long-term debt and short-term facilities	5,676	7,182
Other current liabilities	29,128	25,930
Total Current Liabilities	173,335	173,712

Long-term debt	1,042,183	1,052,902
Pension, postretirement and postemployment benefits	183,122	158,101
Noncurrent deferred income taxes	225,592	222,064
Other noncurrent liabilities	86,395	92,179
Total Liabilities	1,710,627	1,698,958

Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 46,002,000 and 45,726,000 shares outstanding at December 31, 2012 and 2011, respectively)	459	456
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	414,657	401,864
Accumulated other comprehensive loss	(106,169)	(83,890)
Retained earnings	1,101,598	1,090,891
Total Shareholders’ Equity	1,410,545	1,409,321
Noncontrolling interests	39,754	39,543
Total Equity	1,450,299	1,448,864
Total Liabilities and Equity	$3,160,926	$3,147,822

The notes on pages 14 through 37 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 11

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2012	2011	2010

Cash Flows from Operating Activities:
Consolidated net earnings	$85,527	$83,573	$98,664
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	177,211	173,407	181,537
Stock-based compensation expense	7,781	11,522	14,675
Gains on divestitures and sales of assets	(956)	(15,494)	(4,492)
Deferred income taxes	13,929	11,324	935
Excess tax benefits from stock-based compensation transactions	(777)	—	(1,291)
Other items, net	2,073	1,598	4,629
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(20,302)	(19,375)	(20,546)
Inventories, net	(9,640)	(5,107)	1,241
Accounts payable	(8,673)	30,387	8,223
Other assets and liabilities, net	(23,484)	(12,741)	(13,767)

Net Cash Provided by Operating Activities	222,689	259,094	269,808

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(151,023)	(155,363)	(135,916)
Acquisitions, net	(160)	(91,569)	(43,299)
Proceeds from divestitures and sales of assets	9,973	8,008	5,033
Loan to affiliate	(2,000)	—	—
Railcar construction advances	—	—	(8,997)
Repayments of railcar construction advances	—	—	8,997

Net Cash Used for Investing Activities	(143,210)	(238,924)	(174,182)

Cash Flows from Financing Activities:
Borrowings of long-term debt	181,000	495,000	200,000
Repayments of long-term debt	(193,655)	(470,450)	(419,680)
Debt issuance costs	(621)	(3,329)	(80)
Change in bank overdraft	—	(2,123)	386
Payments on capital lease obligations	—	—	(308)
Dividends paid	(73,767)	(73,648)	(73,550)
Distributions to owners of noncontrolling interests	(800)	(1,000)	—
Purchase of remaining interest in existing subsidiaries	—	(10,394)	—
Issuances of common stock	6,959	1,473	3,047
Excess tax benefits from stock-based compensation transactions	777	—	1,291

Net Cash Used for Financing Activities	(80,107)	(64,471)	(288,894)

Net Decrease in Cash and Cash Equivalents	(628)	(44,301)	(193,268)
Cash and Cash Equivalents, beginning of year	26,022	70,323	263,591

Cash and Cash Equivalents, end of year	$25,394	$26,022	$70,323

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$53,039	$60,740	$68,135
Cash paid for income taxes	$12,826	$13,889	$19,661

The notes on pages 14 through 37 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 12

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(add 000, except per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Total Shareholders’ Equity	Non- controlling Interests	Total Equity

Balance at December 31, 2009	45,399	$453	$381,173	$(75,084)	$1,058,698	$1,365,240	$41,171	$1,406,411

Consolidated net earnings	—	—	—	—	97,012	97,012	1,652	98,664
Other comprehensive earnings (loss)	—	—	—	21,424	—	21,424	(4)	21,420
Dividends declared ($1.60 per common share)	—	—	—	—	(73,550)	(73,550)	—	(73,550)
Issuances of common stock for stock award plans	180	2	637	—	—	639	—	639
Stock-based compensation expense	—	—	14,675	—	—	14,675	—	14,675

Balance at December 31, 2010	45,579	455	396,485	(53,660)	1,082,160	1,425,440	42,819	1,468,259

Consolidated net earnings	—	—	—	—	82,379	82,379	1,194	83,573
Other comprehensive loss	—	—	—	(30,230)	—	(30,230)	(31)	(30,261)
Dividends declared ($1.60 per common share)	—	—	—	—	(73,648)	(73,648)	—	(73,648)
Issuances of common stock for stock award plans	147	1	(2,406)	—	—	(2,405)	—	(2,405)
Stock-based compensation expense	—	—	11,522	—	—	11,522	—	11,522
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(1,000)	(1,000)
Purchase of remaining interest in existing subsidiaries	—	—	(3,737)	—	—	(3,737)	(3,439)	(7,176)

Balance at December 31, 2011	45,726	456	401,864	(83,890)	1,090,891	1,409,321	39,543	1,448,864

Consolidated net earnings	—	—	—	—	84,474	84,474	1,053	85,527
Other comprehensive loss	—	—	—	(22,279)	—	(22,279)	(42)	(22,321)
Dividends declared ($1.60 per common share)	—	—	—	—	(73,767)	(73,767)	—	(73,767)
Issuances of common stock for stock award plans	276	3	5,012	—	—	5,015	—	5,015
Stock-based compensation expense	—	—	7,781	—	—	7,781	—	7,781
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(800)	(800)

Balance at December 31, 2012	46,002	$459	$414,657	$(106,169)	$1,101,598	$1,410,545	$39,754	$1,450,299

The notes on pages 14 through 37 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 13

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The Corporation’s aggregates product line accounts for 71% of consolidated 2012 net sales and includes crushed stone, sand and gravel, and is used primarily for construction of highways and other infrastructure projects, and in the nonresidential and residential construction industries. Aggregates products are also used in the railroad, environmental, utility and agricultural industries. These aggregates products, along with the asphalt products, ready mixed concrete and road paving materials of the Corporation’s vertically-integrated operations (which account for 18% of consolidated 2012 net sales), are sold and shipped from a network of 300 quarries, distribution facilities and plants to customers in 33 states, Canada, the Bahamas and the Caribbean Islands. As of December 31, 2012, the Aggregates business contains the following reportable segments: Mideast Group, Southeast Group and West Group. The Mideast Group operates in Indiana, Kentucky, Maryland, North Carolina, Ohio, Virginia and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Mississippi, South Carolina, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Colorado, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, Nevada, North Dakota, Oklahoma, Texas, Utah, Washington and Wyoming. The following states accounted for 57% of the Aggregates business’ 2012 net sales: Texas, North Carolina, Iowa, Colorado and Georgia.

In addition to the Aggregates business, the Corporation has a Specialty Products segment, accounting for 11% of consolidated 2012 net sales, that produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets, and assumptions used in the calculation of income taxes, retirement and other postemployment benefits. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and declines in construction activity increase the uncertainty inherent in certain of these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements for the period in which the change in estimate occurs.

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

Revenue Recognition. Revenues for product sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically, this occurs when finished products are shipped. Revenues derived from the road paving business are recognized using the percentage completion method under the revenue-cost approach. Under the revenue-cost approach, the costs recognized are the total estimated contract costs multiplied by the percentage of completion. The contract revenue recognized is the total estimated contract revenues multiplied by the percentage of completion. Total revenues include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery costs billed to customers.

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

In connection with its guarantee of an affiliate (see Note N), the Corporation is required to maintain funds in depository accounts at Fifth Third Bank (“Fifth Third”) in an amount greater than or equal to $5,000,000. Of the Corporation’s cash and cash equivalents at December 31, 2012 and 2011, $5,023,000 and $5,014,000, respectively, was on deposit at Fifth Third.

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

Inventories Valuation. Inventories are stated at the lower of cost or market. Costs for finished products and in process inventories are determined by the first-in, first-out method. The Corporation records an allowance for finished product inventories in excess of sales for a twelve-month period, as measured by historical sales. The Corporation also establishes an allowance for expendable parts over five years old and supplies over one year old.

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

The Corporation uses the lattice valuation model to determine the fair value of stock option awards. The lattice valuation model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data. Key assumptions used in determining the fair value of the stock options awarded in 2012, 2011 and 2010 were:

	2012	2011	2010
Risk-free interest rate	1.38%	2.82%	2.97%
Dividend yield	2.10%	1.90%	1.80%
Volatility factor	37.50%	36.70%	37.30%
Expected term	7.3 years	7.2 years	7.2 years

Based on these assumptions, the weighted-average fair value of each stock option granted was $22.18, $29.94 and $33.95 for 2012, 2011 and 2010, respectively.

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

Warranties. The Corporation’s construction contracts contain warranty provisions covering defects in equipment, materials, design or workmanship that generally run from nine months to one year after project completion. Because of the nature of its projects, including contract owner inspections of the work both during construction and prior to acceptance, the Corporation has not experienced material warranty costs for these short-term warranties and therefore does not believe an accrual for these costs is necessary. Certain construction contracts carry longer warranty periods, ranging from two to ten years for which the Corporation has accrued an estimate of warranty cost. The warranty cost is estimated based on experience with the type of work and any known risks relative to the project and was not material for the years ended December 31, 2012, 2011 and 2010.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 17

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Consolidated Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings for the Corporation consist of consolidated net earnings; adjustments for the funded status of pension and postretirement benefit plans; foreign currency translation adjustments; and the amortization of the value of terminated forward starting interest rate swap agreements into interest expense.

The components of accumulated other comprehensive loss are as follows:

December 31 (add 000)	2012	2011	2010
Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits	$(108,189)	$(84,204)	$(54,245)
Foreign currency translation gains	6,157	5,076	5,929
Unamortized value of terminated forward starting interest rate swap agreements	(4,137)	(4,762)	(5,344)
Accumulated other comprehensive loss	$(106,169)	$(83,890)	$(53,660)

The components of accumulated other comprehensive loss are net of cumulative noncurrent deferred tax assets as follows:

December 31 (add 000)	2012	2011	2010
Unrecognized actuarial losses, prior service costs and transition assets related to pension and postretirement benefits	$70,881	$55,161	$39,501
Unamortized value of terminated forward starting interest rate swap agreements	2,707	3,116	3,497
Cumulative noncurrent deferred tax assets	$73,588	$58,277	$42,998

Earnings Per Common Share. The Corporation computes earnings per share (“EPS”) pursuant to the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Corporation pays nonforfeitable dividend equivalents during the vesting period on its restricted stock awards and incentive stock awards, which results in these being considered participating securities.

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

The following table reconciles the numerator and denominator for basic and diluted earnings per common share:

years ended December 31 (add 000)	2012	2011	2010
Net earnings from continuing operations attributable to Martin Marietta Materials, Inc.	$84,910	$78,378	$97,104
Less: Distributed and undistributed earnings attributable to unvested awards	(500)	(657)	(993)
Basic and diluted net earnings attributable to common shareholders from continuing operations attributable to Martin Marietta Materials, Inc.	84,410	77,721	96,111
Basic and diluted net (loss) earnings attributable to common shareholders from discontinued operations	(436)	4,001	(92)
Basic and diluted net earnings attributable to common shareholders attributable to Martin Marietta Materials, Inc.	$83,974	$81,722	$96,019

Basic weighted-average common shares outstanding	45,828	45,652	45,485
Effect of dilutive employee and director awards	142	141	174
Diluted weighted-average common shares outstanding	45,970	45,793	45,659

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 18

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Accounting Changes. Effective January 1, 2012, as required by accounting guidance, the Corporation changed its presentation of consolidated comprehensive earnings/ loss. The Corporation no longer reports consolidated comprehensive earnings/loss and related components of other comprehensive earnings/loss in its consolidated statements of total equity. Rather, the Corporation presents consolidated comprehensive earnings/loss in a separate consolidated statement of comprehensive earnings for annual periods. Prior-year information has been recast to conform to this presentation approach.

Note B: Goodwill and Intangible Assets

The following table shows the changes in goodwill, all of which relate to the Aggregates business, by reportable segment and in total:

years ended December 31 (add 000)	Mideast Group	Southeast Group	West Group	Total
	2012
Balance at beginning of period	$122,052	$72,073	$422,546	$616,671
Adjustments to purchase price allocations	—	—	(467)	(467)
District reorganization	(9,229)	9,229	—	—
Balance at end of period	$112,823	$81,302	$422,079	$616,204

	2011
Balance at beginning of period	$122,052	$105,870	$398,605	$626,527
Acquisitions	—	—	23,941	23,941
Amounts allocated to divestitures	—	(33,797)	—	(33,797)
Balance at end of period	$122,052	$72,073	$422,546	$616,671

In 2011, the Corporation closed three aggregates-related acquisitions for which it recognized $23,941,000 of goodwill. Additionally, in 2011, the Corporation divested of its River District operations as part of an asset exchange. Goodwill of $33,797,000 associated with this divestiture was written off.

Intangible assets subject to amortization consist of the following:

December 31 (add 000)	Gross Amount	Accumulated Amortization	Net Balance
		2012
Noncompetition agreements	$6,560	$(5,476)	$1,084
Customer relationships	20,160	(4,100)	16,060
Use rights and other	15,865	(6,416)	9,449
Total	$42,585	$(15,992)	$26,593

	2011
Noncompetition agreements	$6,984	$(5,447)	$1,537
Customer relationships	20,160	(2,070)	18,090
Use rights and other	15,865	(5,307)	10,558
Total	$43,009	$(12,824)	$30,185

Intangible assets deemed to have an indefinite life and not being amortized consist of the following:

December 31 (add 000)	Aggregates Business	Specialty Products	Total
		2012
Use rights	$21,275	$—	$21,275
Trade name	—	2,565	2,565
Total	$21,275	$2,565	$23,840

	2011
Use rights	$21,383	$—	$21,383
Trade name	—	2,565	2,565
Total	$21,383	$2,565	$23,948

The Corporation did not acquire any intangibles in 2012. During 2011, the Corporation acquired $38,783,000 of other intangibles for its Aggregates business, consisting of the following:

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 19

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Total amortization expense for intangible assets for the years ended December 31, 2012, 2011 and 2010 was $3,593,000, $1,812,000 and $1,453,000, respectively.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)

2013	$3,508
2014	3,214
2015	2,568
2016	2,337
2017	2,211
Thereafter	12,755

Total	$26,593

Note C: Business Combinations and Discontinued Operations

Business Combinations. The Corporation completed several acquisitions in 2011 and 2010 that were not financially material business combinations. In 2011, the Corporation paid $91,569,000 for acquisitions in the metropolitan Denver, Colorado region and San Antonio, Texas. These acquisitions included aggregates quarry sites and downstream ready mixed concrete, asphalt and road paving businesses. In 2010, the Corporation paid $43,299,000 for an aggregates distribution facility at Port Canaveral, Florida and a sand and gravel business near Charlotte, North Carolina.

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

Discontinued operations consist of the following:

years ended December 31 (add 000)	2012	2011	2010

Net sales	$53	$64,645	$75,493

Pretax loss on operations	$(402)	$(3,778)	$(1,658)
Pretax (loss) gain on disposals	(354)	9,986	(4)

Pretax (loss) gain	(756)	6,208	(1,662)
Income tax (benefit) expense	(320)	2,207	(1,570)

Net (loss) earnings	$(436)	$4,001	$(92)

In 2011, the Corporation divested its River District operations, which was part of the Southeast Group.

Note D: Accounts Receivable, Net

December 31 (add 000)	2012	2011

Customer receivables	$226,577	$197,611
Other current receivables	3,542	11,432

	230,119	209,043
Less allowances	(6,069)	(5,295)

Total	$224,050	$203,748

Note E: Inventories, Net

December 31 (add 000)	2012	2011

Finished products	$355,881	$350,685
Products in process and raw materials	16,442	11,116
Supplies and expendable parts	56,805	53,287

	429,128	415,088
Less allowances	(96,817)	(92,481)

Total	$332,311	$322,607

Note F: Property, Plant and Equipment, Net

December 31 (add 000)	2012	2011

Land and land improvements	$645,095	$620,940
Mineral reserves and interests	430,884	421,820
Buildings	116,332	111,796
Machinery and equipment	2,511,222	2,407,045
Construction in progress	109,054	127,091

	3,812,587	3,688,692
Less allowances for depreciation, depletion and amortization	(2,059,346)	(1,914,401)

Total	$1,753,241	$1,774,291

Depreciation, depletion and amortization expense related to property, plant and equipment was $171,940,000, $169,974,000 and $178,426,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Interest cost of $2,537,000, $1,816,000 and $2,129,000 was capitalized during 2012, 2011 and 2010, respectively.

At December 31, 2012 and 2011, $69,073,000 and $72,181,000, respectively, of the Aggregate business’ net fixed assets were located in foreign countries, namely the Bahamas and Canada.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 20

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note G: Long-Term Debt

December 31 (add 000)	2012	2011

6.6% Senior Notes, due 2018	$298,677	$298,476
7% Debentures, due 2025	124,443	124,417
6.25% Senior Notes, due 2037	228,114	247,915
Term Loan Facility, due 2015, interest rate of 2.21% and 2.20% at December 31, 2012 and 2011, respectively	245,000	250,000
Revolving Facility, interest rate of 1.91% and 2.64% at December 31, 2012 and 2011, respectively	50,000	35,000
AR Credit Facility, interest rate of 1.00% and 1.66% at December 31, 2012 and 2011, respectively	100,000	100,000
Other notes	1,625	4,276

Total	1,047,859	1,060,084
Less current maturities	(5,676)	(7,182)

Long-term debt	$1,042,183	$1,052,902

The Corporation has a Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., Branch Banking and Trust Company, SunTrust Bank, and Bank of America, N.A., as Co-Syndication Agents, and the lenders party thereto (the “Credit Agreement”), consisting of a $250,000,000 senior unsecured term loan (the “Term Loan Facility”) and a $350,000,000 four-year senior unsecured revolving facility (the “Revolving Facility”, and together with the Term Loan Facility, the “Senior Unsecured Credit Facilities”). The Senior Unsecured Credit Facilities are syndicated with the following banks:

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

Borrowings under the Senior Unsecured Credit Facilities bear interest, at the Corporation’s option, at rates based upon LIBOR or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid. The base rate is defined as the highest of (i) JPMorgan Chase Bank N.A.’s prime lending rate, (ii) the federal funds rate plus 0.5% or (iii) one-month LIBOR plus 1%.

The Revolving Facility expires on March 31, 2015, with any outstanding principal amounts, together with interest accrued thereon, due in full on that date.

The Corporation is required to make annual principal payments of $5,000,000 on its Term Loan Facility, with the remaining outstanding principal, together with interest accrued thereon, due in full on March 31, 2015.

The Corporation has a $100,000,000 secured accounts receivable credit facility (the “AR Credit Facility”) with Wells Fargo Bank, N.A. Borrowings under the AR Credit Facility bear interest at a rate equal to the one-month LIBOR plus 0.75%. Borrowings under the AR Credit Facility are limited based on the balance of the Corporation’s accounts receivable. The AR Credit Facility matures on April 20, 2013. At December 31, 2012, outstanding borrowings of $100,000,000 were classified as long-term on the consolidated balance sheet as the Corporation has the ability and intent to renew the Credit Facility or refinance amounts outstanding with borrowings that mature in more than twelve months.

On January 23, 2012, the Corporation repurchased $20,000,000 par value of its outstanding 6.25% Senior Notes due 2037 at 90.75 with borrowings under the Revolving Facility.

The Corporation’s 6.6% Senior Notes due 2018 and 6.25% Senior Notes due 2037 (collectively, the “Senior Notes”) are senior unsecured obligations of the Corporation, ranking equal in right of payment with the Corporation’s existing and future unsubordinated indebtedness. Upon a change of control repurchase event and a resulting below-investment-grade credit rating, the Corporation would be required to make an offer to repurchase all outstanding Senior Notes at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the purchase date.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 21

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

All Debentures and Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. Senior Notes are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Debentures and Senior Notes are as follows:

	Principal Amount (add 000)	Effective Interest Rate	Maturity Date

6.6% Senior Notes	$300,000	6.81%	April 15, 2018
7% Debentures	$125,000	7.12%	December 1, 2025
6.25% Senior Notes	$230,000	6.45%	May 1, 2037

The Corporation’s Credit Agreement and AR Credit Facility require the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve months (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation maintains specified ratings on its long-term unsecured debt and the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if no amounts are outstanding under both the Revolving Facility and the AR Credit Facility, consolidated debt, including debt guaranteed by the Corporation, may be reduced by the Corporation’s unrestricted cash and cash equivalents in excess of $50,000,000, such reduction not to exceed $200,000,000, for purposes of the covenant calculation.

In order to provide incremental liquidity cushion, during 2012, the Corporation amended the Credit Agreement Ratio. The amendment temporarily increases the maximum Ratio to 3.75x at December 31, 2012, March 31, 2013 and June 30, 2013. The Ratio returns to the pre-amendment maximum of 3.50x for the September 30, 2013 calculation date. The Corporation was in compliance with the Ratio at December 31, 2012.

Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Corporation under the Revolving Facility. At December 31, 2012 and 2011, the Corporation had $2,507,000 and $1,963,000, respectively, of outstanding letters of credit issued under the Revolving Facility. The Corporation paid an upfront loan commitment fee to the bank group that is being amortized over the life of the Revolving Facility. Unused fees are paid on undrawn revolving balances.

The Corporation has a $10,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2012 or 2011.

The Corporation’s long-term debt maturities for the five years following December 31, 2012, and thereafter are:

(add 000)

2013	$5,676
2014	5,229
2015	385,207
2016	145
2017	47
Thereafter	651,555

Total	$1,047,859

Accumulated other comprehensive loss includes the unamortized value of terminated forward starting interest rate swap agreements. For the years ended December 31, 2012, 2011 and 2010, the Corporation recognized $1,034,000, $963,000 and $898,000, respectively, as additional interest expense. The ongoing amortization of the terminated value of the forward starting interest rate swap agreements will increase annual interest expense by approximately $1,000,000 until the maturity of the 6.6% Senior Notes in 2018.

Note H: Financial Instruments

The Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft, publicly-registered long-term notes, debentures and other long-term debt.

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

The carrying values and fair values of the Corporation’s long-term debt were $1,047,859,000 and $1,105,650,000, respectively, at December 31, 2012 and $1,060,084,000 and $1,087,726,000, respectively, at December 31, 2011. The estimated fair value of the Corporation’s publicly-registered long-term debt was estimated based on level 1 of the fair value hierarchy, quoted market prices. The estimated fair values of other borrowings, which primarily represent variable-rate debt, approximate their carrying amounts.

Note I: Income Taxes

The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follows:

years ended December 31 (add 000)	2012	2011	2010

Federal income taxes:
Current	$(2,926)	$15,968	$10,534
Deferred	12,581	4,080	14,779

Total federal income taxes	9,655	20,048	25,313

State income taxes:
Current	373	2,827	1,988
Deferred	1,670	(882)	3,429

Total state income taxes	2,043	1,945	5,417

Foreign income taxes:
Current	4,062	(1,006)	(260)
Deferred	1,190	—	443

Total foreign income taxes	5,252	(1,006)	183

Total taxes on income	$16,950	$20,987	$30,913

For the year ended December 31, 2012, the current federal tax benefit is primarily attributable to the estimated settlement of the Advanced Pricing Agreement (“APA”) between the United States and Canadian taxing authorities for the intercompany shipments during the years 2007 to 2011, and a refund related to the 2006 tax year.

For the years ended December 31, 2012 and 2010, excess tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $777,000 and $1,291,000, respectively. For the year ended December 31, 2011, the realized tax benefit for stock-based compensation transactions was less than the amounts estimated during the vesting periods. As a result, the Corporation reduced its pool of excess tax benefits by $966,000.

For the years ended December 31, 2012, 2011 and 2010, foreign pretax loss was $5,473,000, $12,897,000 and $2,410,000, respectively. In 2012, the current foreign tax expense primarily relates to the estimated settlement of the APA between the United States and Canadian taxing authorities offset by the reversal of the valuation allowance on deferred tax assets. In 2011, the current foreign tax benefit included refunds for the double taxation resulting from the Canadian Revenue Authority’s audit of the Canadian subsidiary. Any tax effect of currency translations included in foreign taxes was immaterial.

The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2012	2011	2010

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(17.8)	(17.5)	(12.8)
State income taxes	1.3	1.3	2.7
Foreign valuation allowance	(3.4)	2.6	0.8
Foreign taxes, other	0.5	0.8	(0.2)
Domestic production deduction	0.1	(1.6)	(1.6)
Advanced pricing agreement	1.0	—	—
Medicare subsidy	(0.1)	0.2	1.8
Other items	(0.1)	0.1	(1.9)

Effective income tax rate	16.5%	20.9%	23.8%

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

The settlement of the APA will allow the Corporation to utilize certain net operating loss and tax credit carryforwards for which a valuation allowance was previously established. Accordingly, the Corporation reversed a $3,644,000 valuation allowance in 2012. The Corporation increased its valuation allowance attributable to net operating loss carryforwards of its wholly-owned Canadian subsidiary by $2,680,000 in 2011.

No deferred tax asset was recognized on the loss of the Corporation’s wholly-owned Bahamas subsidiary in 2012 and 2011 since the tax benefit is not expected to reverse in the foreseeable future.

The Corporation is entitled to receive a nine percent tax deduction related to income from domestic (i.e., United States) production activities. For 2012, no deduction was allowed due to the taxable income limitation. The deduction reduced income tax expense and increased net earnings by $2,035,000, or $0.04 per diluted share, in 2011 and $1,696,000, or $0.04 per diluted share, in 2010.

In 2010, the Patient Protection and Affordable Care Act reduced the tax benefits available to an employer that receives the Medicare Part D subsidy. In 2012, the Corporation does not qualify for the subsidy.

During 2012, 2011 and 2010, several states in which the Corporation operates enacted changes to tax rates which were determined to be immaterial to the overall effective income tax rate.

The principal components of the Corporation’s deferred tax assets and liabilities are as follows:

	Deferred
December 31	Assets (Liabilities)
(add 000)	2012	2011

Deferred tax assets related to:
Employee benefits	$33,258	$37,903
Inventories	54,555	60,462
Valuation and other reserves	17,752	14,882
Net operating loss carryforwards	8,891	10,835
Other items, net	1,511	—

Gross deferred tax assets	115,967	124,082
Valuation allowance on deferred tax assets	(6,572)	(9,402)

Total net deferred tax assets	109,395	114,680

Deferred tax liabilities related to:
Property, plant and equipment	(260,190)	(258,433)
Goodwill and other intangibles	(70,669)	(54,782)
Other items, net	—	(1,132)

Total deferred tax liabilities	(330,859)	(314,347)

Net deferred tax liability	$(221,464)	$(199,667)

Additionally, the Corporation had net deferred tax assets of $73,588,000 and $58,277,000 for certain items recorded in accumulated other comprehensive loss at December 31, 2012 and 2011, respectively.

The Corporation’s deferred tax assets and (liabilities) are recognized on the consolidated balance sheets as follows:

December 31 (add 000)	2012	2011

Current deferred income tax benefits	$77,716	$80,674
Noncurrent deferred income taxes	(225,592)	(222,064)

Net deferred income taxes	$(147,876)	$(141,390)

Deferred tax assets for employee benefits result from the temporary differences between the deductions for pension and postretirement obligations and stock-based compensation transactions. For financial reporting purposes, such amounts are expensed based on authoritative accounting guidance. For income tax purposes, amounts related to pension and postretirement obligations are deductible as funded. Amounts related to stock-based compensation transactions are deductible for income tax purposes upon vesting or exercise of the underlying award. A deferred tax asset is carried on stock options that had exercise prices that exceeded the Corporation’s stock price at December 31, 2012. If these options expire without being exercised, the deferred tax assets are written off by reducing the pool of excess tax benefits to the extent available and expensing any excess.

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

The Corporation had domestic and foreign net operating loss carryforwards of $179,029,000 and $140,738,000 at December 31, 2012 and 2011, respectively. These carryforwards have various expiration dates through 2032. At December 31, 2012 and 2011, the deferred tax assets associated with these carryforwards were $8,891,000 and $10,835,000, respectively, for which valuation allowances of $5,185,000 and $8,846,000, respectively, were recorded. The Corporation also had domestic and foreign tax credit carryforwards of $10,124,000 and $3,761,000 at December 31, 2012 and 2011, respectively, for which valuation allowances were recorded in the amount of $1,387,000 and $556,000 at December 31, 2012 and 2011, respectively. Alternative Minimum Tax credits of $6,295,000 have an indefinite life. All other domestic and foreign tax credits have various expiration dates through 2018 and 2031, respectively.

The Corporation provides deferred taxes, as required, on the undistributed net earnings of all non-U.S. subsidiaries for which the indefinite reversal criterion has not been met. The Corporation expects to reinvest permanently the earnings from its wholly-owned Canadian subsidiary and accordingly, has not provided deferred taxes on the subsidiary’s undistributed net earnings. As a result of the estimated settlement of the APA, the Canadian subsidiary’s undistributed net earnings have been materially impacted. Management estimates the undistributed net earnings to be approximately $23,400,000. The determination of the unrecognized deferred tax liability for temporary differences related to the investment in the wholly-owned Canadian subsidiary is not practicable due to the complexities associated with the calculation of a hypothetical tax liability payable upon the repatriation of earnings.

The following table summarizes the Corporation’s unrecognized tax benefits, excluding interest and correlative effects:

years ended December 31 (add 000)	2012	2011	2010

Unrecognized tax benefits at beginning of year	$9,288	$11,011	$16,722
Gross increases – tax positions in prior years	19,434	1,217	19,619
Gross decreases – tax positions in prior years	(13,876)	(1,510)	(3,258)
Gross increases – tax positions in current year	1,555	6,274	6,462
Gross decreases – tax positions in current year	—	(4,625)	(5,135)
Settlements with taxing authorities	(1,021)	(3,079)	(12,573)
Lapse of statute of limitations	—	—	(10,826)

Unrecognized tax benefits at end of year	$15,380	$9,288	$11,011

At December 31, 2012 and 2011, unrecognized tax benefits of $14,386,000 and $4,915,000, respectively, related to interest accruals and permanent income tax differences, net of federal tax benefits, would have favorably affected the Corporation’s effective income tax rate if recognized.

Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities. The Corporation’s open tax years that are subject to federal examination are 2008 through 2012. The Corporation anticipates that it is reasonably possible that its unrecognized tax benefits may decrease up to $9,834,000, excluding indirect benefits, during the twelve months ending December 31, 2013 due to the expected settlement of the APA with the taxing authorities and the expiration of the statute of limitations for the 2009 tax year.

For the year ended December 31, 2012, gross increases in tax positions in prior years included the estimated effect of the APA that increased the sales price charged for intercompany shipments during the years 2007 through 2011. Upon final settlement, the Corporation will be allowed a corresponding refund of tax in the United States for the years 2007 through 2011, which is not included in unrecognized tax benefits at December 31, 2012.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 25

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the year ended December 31, 2012, $1,617,000, or $0.04 per diluted share, was reversed into income resulting from a refund of federal tax and interest related to the 2006 tax year and the estimated effects of the APA. For the year ended December 31, 2011, $3,010,000, or $0.07 per diluted share, was reversed into income upon the favorable effective settlement of the Internal Revenue Service (“IRS”) audit for the 2008 tax year. For the year ended December 31, 2010, $5,571,000, or $0.12 per diluted share, was reversed into income upon the effective settlement of issues related to the 2004 and 2005 tax years, the effective settlement of the IRS audit for the 2007 tax year and the expiration of the statute of limitations for federal examination of the 2006 tax year.

For the years ended December 31, 2012, 2011 and 2010, total interest, net of tax, included in income tax expense in the consolidated statements of earnings was $119,000, $305,000 and $1,327,000, respectively. At December 31, 2012, accrued interest of $156,000, net of tax benefits of $102,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet; and accrued interest of $179,000, for which there is no related tax benefit, was recorded as a current liability. At December 31, 2011, accrued interest of $220,000, net of tax benefits of $144,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet; and accrued interest of $54,000, net of tax benefits of $35,000, was recorded as a current liability.

On December 23, 2011, the U.S. Treasury Department issued comprehensive temporary and proposed regulations addressing the treatment of expenditures related to tangible property for tax purposes. On March 7, 2012, the IRS issued two revenue procedures containing administrative guidance related to the adoption of the new rules. The IRS granted taxpayers administrative relief and audit protection for a two-year period. In 2012, the effective date of the regulations was extended to tax years beginning January 1, 2014. Management has begun to evaluate the changes necessary to comply with the regulations and the related administrative procedures and is not currently aware of any adjustments that would be material to the Corporation’s consolidated financial position and results of operations. As part of its compliance with these regulations, the Corporation reversed its unrecognized tax benefits related to repairs and maintenance as of March 31, 2012.

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

The net periodic retirement benefit cost of defined benefit plans includes the following components:

years ended December 31 (add 000)	2012	2011	2010

Components of net periodic benefit cost:
Service cost	$13,084	$11,270	$11,056
Interest cost	23,653	23,178	22,588
Expected return on assets	(23,899)	(24,493)	(21,041)
Amortization of:
Prior service cost	466	534	583
Actuarial loss	12,417	6,324	9,986
Transition asset	(1)	(1)	(1)
Settlement charge	779	375	3,455

Net periodic benefit cost	$26,499	$17,187	$26,626

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 26

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Corporation recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (add 000)	2012	2011	2010

Actuarial loss (gain)	$47,877	$65,334	$(10,915)
Amortization of:
Prior service cost	(466)	(534)	(583)
Actuarial loss	(12,417)	(6,324)	(9,986)
Transition asset	1	1	1
Settlement charge	(779)	(375)	(3,455)

Total	$34,216	$58,102	$(24,938)

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2012		2011
(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service cost	$2,089	$1,263	$2,555	$1,545
Actuarial loss	191,675	115,868	156,994	94,903
Transition asset	(11)	(7)	(12)	(7)

Total	$193,753	$117,124	$159,537	$96,441

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2013 are $449,000 (net of a deferred tax asset of $178,000), $15,341,000 (net of a deferred tax asset of $6,067,000) and $1,000, respectively, and are included in accumulated other comprehensive loss at December 31, 2012.

The defined benefit plans’ change in projected benefit obligation is as follows:

years ended December 31 (add 000)	2012	2011
Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$457,175	$398,638
Service cost	13,084	11,270
Interest cost	23,653	23,178
Actuarial loss	61,286	41,971
Gross benefits paid	(19,415)	(17,882)

Net projected benefit obligation at end of year	$535,783	$457,175

The 2012 actuarial loss was primarily due to the 90- basis-point reduction in the discount rate assumption at December 31, 2012.

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31 (add 000)	2012	2011
Change in plan assets:
Fair value of plan assets at beginning of year	$325,150	$311,688
Actual return on plan assets, net	37,308	1,129
Employer contributions	33,400	30,215
Gross benefits paid	(19,415)	(17,882)

Fair value of plan assets at end of year	$376,443	$325,150

December 31 (add 000)	2012	2011
Funded status of the plan at end of year	$(159,340)	$(132,025)

Accrued benefit cost	$(159,340)	$(132,025)

December 31 (add 000)	2012	2011
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(2,871)	$(2,320)
Noncurrent liability	(156,469)	(129,705)

Net amount recognized at end of year	$(159,340)	$(132,025)

The accumulated benefit obligation for all defined benefit pension plans was $481,865,000 and $417,771,000 at December 31, 2012 and 2011, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31 (add 000)	2012	2011
Projected benefit obligation	$535,783	$457,175
Accumulated benefit obligation	$481,865	$417,771
Fair value of plan assets	$376,443	$325,150

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2012	2011
Discount rate	4.24%	5.14%
Rate of increase in future compensation levels	5.00%	5.00%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 27

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are:

	2012	2011	2010
Discount rate	5.14%	5.84%	5.90%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	7.25%	7.75%	7.75%

The Corporation’s expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.

The Corporation estimated the remaining lives of participants in the pension plans using the RP 2000 Mortality Table projected to 2015 with no phased-out improvements (“RP 2000 Mortality Table”). The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly workforce and the white-collar table for its salaried employees.

The target allocation for 2012 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets
	2012	December 31
	Target
Asset Class	Allocation	2012	2011
Equity securities	56%	57%	57%
Debt securities	34%	33%	34%
Hedge funds	5%	5%	4%
Real estate	5%	5%	5%
Cash	—	—	—

Total	100%	100%	100%

The Corporation’s investment strategy is for approximately 63% of equity securities to be invested in mid-sized to large capitalization U.S. funds with the remaining to be invested in small capitalization, emerging markets and international funds. Approximately 85% of debt securities, or fixed income investments, are invested in funds with the objective of exceeding the return of the Barclays Capital Aggregate Bond Index, with the remaining invested in high-yield funds.

The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

	Quoted Prices
	in Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
December 31	(Level 1)	(Level 2)	(Level 3)	Value
(add 000)		2012
Equity securities:
Mid-sized to large cap	$—	$150,742	$—	$150,742
International and emerging growth funds	—	63,003	—	63,003
Debt securities:
Core fixed income	—	105,972	—	105,972
High-yield bonds	—	19,487	—	19,487
Real estate	—	17,606	—	17,606
Hedge funds	—	—	19,252	19,252
Cash	381	—	—	381

Total	$381	$356,810	$19,252	$376,443

		2011
Equity securities:
Mid-sized to large cap	$—	$133,512	$—	$133,512
International and emerging growth funds	—	50,518	—	50,518
Debt securities:
Core fixed income	—	94,745	—	94,745
High-yield bonds	—	17,096	—	17,096
Real estate	—	15,841	—	15,841
Hedge funds	—	—	12,979	12,979
Cash	459	—	—	459

Total	$459	$311,712	$12,979	$325,150

The value of hedge funds is based on the values of the sub-fund investments. In determining the fair value of each sub-fund’s investment, the hedge funds’ Board of Trustees uses the values provided by the sub-funds and any other considerations that may, in its judgment, increase or decrease such estimated value.

The change in the fair value of pension plan assets valued using significant unobservable inputs (Level 3) is as follows:

years ended December 31 (add 000)	2012	2011
Balance at January 1	$12,979	$13,453
Purchases	5,500	—
Unrealized gain (loss)	773	(474)

Balance at December 31	$19,252	$12,979

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 28

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

In 2012 and 2011, the Corporation made pension contributions and SERP payments of $33,400,000 and $30,215,000, respectively. The Corporation currently estimates that it will contribute $27,025,000 to its pension and SERP plans in 2013.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2013	$19,589
2014	$21,126
2015	$23,028
2016	$24,892
2017	$26,631
Years 2018 - 2022	$156,728

Postretirement Benefits. The net periodic postretirement benefit (credit) cost of postretirement plans includes the following components:

years ended December 31 (add 000)	2012	2011	2010
Components of net periodic benefit (credit) cost:
Service cost	$227	$350	$548
Interest cost	1,234	2,225	2,754
Amortization of:
Prior service credit	(3,255)	(1,740)	(1,740)
Actuarial (gain) loss	(283)	(85)	13

Total net periodic benefit (credit) cost	$(2,077)	$750	$1,575

The Corporation recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (add 000)	2012	2011	2010
Actuarial loss (gain)	$1,993	$(3,884)	$(4,133)
Prior service credit	—	(10,397)	(1,722)
Amortization of:
Prior service credit	3,255	1,740	1,740
Actuarial gain (LOSS)	283	85	(13)

Total	$5,531	$(12,456)	$(4,128)

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31 (add 000)	2012		2011
	Gross	Net of tax	Gross	Net of tax
Prior service credit	$(13,598)	$(8,220)	$(16,853)	$(10,188)
Actuarial gain	(934)	(565)	(3,210)	(1,940)

Total	$(14,532)	$(8,785)	$(20,063)	$(12,128)

The prior service credit expected to be recognized in net periodic benefit cost during 2013 is $3,255,000 (net of a deferred tax liability of $1,287,000), and is included in accumulated other comprehensive loss at December 31, 2012.

The postretirement health care plans’ change in benefit obligation is as follows:

years ended December 31 (add 000)	2012	2011
Change in benefit obligation:
Net benefit obligation at beginning of year	$29,635	$45,210
Service cost	227	350
Interest cost	1,234	2,225
Participants’ contributions	2,528	1 ,925
Actuarial loss (gain)	1,993	(3,884)
Plan amendments	—	(10,397)
Gross benefits paid	(6,522)	(6,250)
Federal subsidy on benefits paid	—	456

Net benefit obligation at end of year	$29,095	$29,635

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31 (add 000)	2012	2011
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	3,994	3,869
Participants’ contributions	2,528	1,925
Gross benefits paid	(6,522)	(6,250)
Federal subsidy on benefits paid	—	456

Fair value of plan assets at end of year	$—	$—

December 31 (add 000)	2012	2011
Funded status of the plan at end of year	$(29,095)	$(29,635)

Accrued benefit cost	$(29,095)	$(29,635)

December 31 (add 000)	2012	2011
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(3,980)	$(2,930)
Noncurrent liability	(25,115)	(26,705)

Net amount recognized at end of year	$(29,095)	$(29,635)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 29

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2012	2011
Discount rate	3.54%	4.44%

Weighted-average assumptions used to determine net postretirement benefit cost for the years ended December 31 are:

	2012	2011	2010
Discount rate	4.44%	5.57%	5.60%

The Corporation estimated the remaining lives of participants in the postretirement plan using the RP 2000 Mortality Table.

Assumed health care cost trend rates at December 31 are:

	2012	2011
Health care cost trend rate assumed for next year	8.0%	7.5%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2019	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease )
Total service and interest cost components	$59	$(51)
Postretirement benefit obligation	$1,525	$(1,299)

The Corporation’s estimate of its contributions to its postretirement health care plans in 2013 is $3,980,000.

Effective January 2012, the Corporation no longer receives retiree drug subsidy payments for its postretirement medical plan.

The total expected benefit payments to be paid by the Corporation, net of participant contributions, for each of the next five years and the five-year period thereafter are as follows:

(add 000)	Benefit Payments
2013	$3,980
2014	$2,820
2015	$2,866
2016	$2,816
2017	$2,718
Years 2018 - 2022	$11,604

Defined Contribution Plans. The Corporation maintains two defined contribution plans that cover substantially all employees. These plans, qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $5,956,000 in 2012, $5,370,000 in 2011 and $5,074,000 in 2010.

Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,538,000 and $1,691,000 at December 31, 2012 and 2011, respectively.

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

Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. The Corporation granted 71,686 employee stock options during 2012. Options granted in years subsequent to 2004 become exercisable in four annual installments beginning one year after date of grant and expire eight years from such date. Options granted prior to January 1, 2005 became exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 30

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Prior to 2009, nonemployee directors received 3,000 nonqualified stock options annually. These options have an exercise price equal to the market value at the date of grant, vested immediately and expire ten years from the grant date.

The following table includes summary information for stock options as of December 31, 2012:

	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2012	1,151,567	$ 89.93
Granted	71,686	$ 69.12
Exercised	(188,631)	$ 48.06
Terminated	(6,665)	$100.73

Outstanding at December 31, 2012	1,027,957	$ 96.10	3.4

Exercisable at December 31, 2012	854,178	$ 99.52	2.8

The weighted-average grant-date exercise price of options granted during 2012, 2011 and 2010 was $69.12, $86.90 and $95.27, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2012, 2011 and 2010 were $7,176,000, $1,621,000 and $3,978,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2012 were $13,121,000 and $10,492,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2012, which was $94.28.

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

The following table summarizes information for incentive stock awards and restricted stock awards as of December 31, 2012:

	Incentive Stock		Restricted Stock
	Number of Awards	Weighted- Average Grant-Date Fair Value	Number of Awards	Weighted- Average Grant-Date Fair Value

January 1, 2012	31,700	$81.04	305,088	$95.72
Awarded	12,702	$81.41	58,918	$69.12
Distributed	(15,520)	$80.55	(119,328)	$111.92
Forfeited	(1,155)	$82.49	(6,084)	$90.06

December 31, 2012	27,727	$81.42	238,594	$81.19

The weighted-average grant-date fair value of incentive compensation awards granted during 2012, 2011 and 2010 was $81.41, $84.71 and $79.78, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2012, 2011 and 2010 was $69.12, $86.90 and $91.33, respectively.

The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2012 were $808,000 and $22,495,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2012, which was $94.28. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2012, 2011 and 2010 were $375,000, $165,000 and $0, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2012, 2011 and 2010 were $8,695,000, $10,237,000 and $10,031,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution.

At December 31, 2012, there are approximately 510,000 awards available for grant under the Plans.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 31

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2012, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.

Also, the Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Currently, directors are required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Directors elected to defer portions of their fees representing 23,830, 19,977 and 17,804 shares of the Corporation’s common stock under this plan during 2012, 2011 and 2010, respectively.

The following table summarizes stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010, unrecognized compensation cost for nonvested awards at December 31, 2012 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

(add 000, except year data)	Stock Options	Restricted Stock Awards	Incentive Compen- sation Awards	Directors’ Awards	Total

Stock-based compensation expense recognized for years ended December 31:
2012	$1,835	$4,980	$237	$729	$7,781
2011	$2,602	$7,929	$272	$719	$11,522
2010	$3,406	$10,368	$261	$640	$14,675

Unrecognized compensation cost at December 31, 2012:	$1,473	$4,400	$51	$—	$5,924

Weighted-average period over which unrecognized compensation cost to be recognized:	1.9 years	2.1 years	1.5 years	—

For the years ended December 31, 2012, 2011 and 2010, the Corporation recognized a tax benefit related to stock- based compensation expense of $3,075,000, $4,557,000 and $5,804,000, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2012:

(add 000)

2013	$3,199
2014	1,975
2015	720
2016	30

Total	$5,924

Stock-based compensation expense is included in selling, general and administrative expenses in the Corporation’s consolidated statements of earnings.

Note L: Leases

Total lease expense for operating leases was $44,177,000, $46,314,000 and $47,830,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $43,445,000, $36,333,000 and $37,474,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Future minimum lease and mineral and other royalty commitments for all noncancelable agreements as of December 31, 2012 are as follows:

(add 000)

2013	$75,298
2014	55,706
2015	51,353
2016	38,828
2017	29,851
Thereafter	109,464

Total	$360,500

Of the total future minimum commitments, $107,011,000 relates to the Corporation’s contracts of affreightment.

Note M: Shareholders’ Equity

The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2012, approximately 2,132,000 common shares were reserved for issuance under stock-based plans.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 32

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Pursuant to authority granted by its Board of Directors, the Corporation can repurchase common stock through open purchases. The Corporation did not repurchase any shares of common stock during the years ended December 31, 2012, 2011 or 2010. At December 31, 2012, 5,041,900 shares of common stock were remaining under the Corporation’s repurchase authorization.

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

Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its aggregates mining process. The estimated future reclamation obligations have been discounted to their present value and are being accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are being depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2012, 2011 and 2010 were $3,743,000, $3,892,000 and $3,689,000, respectively, and are included in other operating income and expenses, net, in the consolidated statements of earnings.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 33

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following shows the changes in the asset retirement obligations:

years ended December 31 (add 000)	2012	2011

Balance at January 1	$43,233	$41,079
Accretion expense	2,712	2,645
Liabilities incurred	204	3,062
Liabilities settled	(126)	(2,091)
Revisions in estimated cash flows	150	(1,462)

Balance at December 31	$46,173	$43,233

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

The United States Environmental Protection Agency (“USEPA”) includes the lime industry as a national enforcement priority under the federal Clean Air Act (“CAA”). As part of the industry wide effort, the USEPA issued Notices of Violation/Findings of Violation (“NOVs”) to the Corporation in 2010 and 2011 regarding the Corporation’s compliance with the CAA New Source Review (“NSR”) program at its Specialty Products dolomitic lime manufacturing plant in Woodville, Ohio. The Corporation has been providing information to the USEPA in response to these NOVs and has had several meetings with the USEPA. The Corporation believes it is in substantial compliance with the NSR program. Because the enforcement proceeding is in its initial stage, at this time the Corporation cannot reasonably estimate what likely penalties or upgrades to equipment might ultimately be required. The Corporation believes that any costs related to any required upgrades will be spread over time and will not have a material adverse effect on the Corporation’s operations or its financial condition, but can give no assurance that the ultimate resolution of this matter will not have a material adverse effect on the financial condition or results of operations of the Specialty Products segment.

Insurance Reserves. The Corporation has insurance coverage for workers’ compensation, automobile liability, marine liability and general liability claims. The Corporation is also self-insured for health claims. At December 31, 2012 and 2011, reserves of $20,294,000 and $23,749,000, respectively, were recorded for all such insurance claims. During 2012, the Corporation’s casualty claims liability decreased by $3,600,000 based on changes in the estimated ultimate cost of claims for prior policy years. This change in estimate increased 2012 net earnings by $2,176,000, or $0.05 per diluted share. During 2011, the Corporation’s casualty claims liability increased by $1,100,000. This change in estimate decreased 2011 net earnings by $665,000, or $0.01 per diluted share. During 2010, the Corporation increased its accrual for casualty claims by $1,500,000, which decreased 2010 net earnings by $907,000, or $0.02 per diluted share.

Letters of Credit. In the normal course of business, the Corporation provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, utilities and property improvements. At December 31, 2012, the Corporation was contingently liable for $15,288,000 in letters of credit, of which $2,507,000 were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s balance sheet.

Surety Bonds. In the normal course of business, at December 31, 2012, the Corporation was contingently liable for $261,730,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. Certain of these underlying obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s balance sheet. Five of these bonds total $72,673,000, or 28% of all outstanding surety bonds. The Corporation has indemnified the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 34

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

underwriting insurance companies, Safeco Corporation, a subsidiary of Liberty Mutual Group, and Zurich Insurance Company, against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Guarantee of Affiliate. The Corporation has an unconditional guaranty of payment agreement with Fifth Third to guarantee the repayment of amounts borrowed by an affiliate under a $24,000,000 revolving line of credit provided by Fifth Third that expires in July 2013 and a guaranty agreement with Bank of America, N.A. to guarantee a $6,200,000 amortizing loan due April 2015. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from these agreements. The Corporation holds a subordinate lien of the affiliate’s assets as collateral for potential payments under the agreements.

Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $15,839,000 as of December 31, 2012. The Corporation also had other purchase obligations related to energy and service contracts of $34,545,000 as of December 31,2012. The Corporation’s contractual purchase commitments as of December 31, 2012 are as follows:

(add 000)

2013	$41,496
2014	8,659
2015	229

Total	$50,384

Employees. Approximately 14% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees.

Note O: Business Segments

The Corporation currently conducts its aggregates and vertically-integrated operations through three reportable business segments: Mideast Group, Southeast Group and West Group. The Corporation also has a Specialty Products segment that produces magnesia-based chemicals products and dolomitic lime. These segments are consistent with the Corporation’s management reporting structure as of December 31, 2012. The accounting policies used for segment reporting are the same as those described in Note A.

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

Selected Financial Data by Business Segment

years ended December 31

(add 000)

Total revenues	2012	2011	2010

Mideast Group	$445,097	$430,638	$420,618
Southeast Group	304,524	306,436	336,351
West Group	1,067,333	757,548	702,657

Total Aggregates Business	1,816,954	1,494,622	1,459,626
Specialty Products	220,713	219,123	193,180

Total	$2,037,667	$1,713,745	$1,652,806

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 35

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31 (add 000)
Net sales	2012	2011	2010

Mideast Group	$406,651	$395,470	$390,581
Southeast Group	282,161	283,287	303,174
West Group	947,694	640,551	605,537

Total Aggregates Business	1,636,506	1,319,308	1,299,292
Specialty Products	202,217	200,575	176,346

Total	$1,838,723	$1,519,883	$1,475,638

Gross profit (loss)

Mideast Group	$108,876	$104,204	$109,865
Southeast Group	10,755	21,009	46,062
West Group	134,503	104,749	108,333

Total Aggregates Business	254,134	229,962	264,260
Specialty Products	77,223	75,405	61,685
Corporate	(5,441)	(3,395)	(4,294)

Total	$325,916	$301,972	$321,651

Selling, general and administrative expenses

Mideast Group	$36,928	$37,762	$36,914
Southeast Group	22,832	26,873	27,709
West Group	56,664	43,879	42,861

Total Aggregates Business	116,424	108,514	107,484
Specialty Products	9,295	9,197	11,046
Corporate	12,679	6,427	11,892

Total	$138,398	$124,138	$130,422

Earnings (Loss) from operations

Mideast Group	$75,028	$69,723	$75,261
Southeast Group	(13,470)	(5,884)	17,924
West Group	81,975	63,592	75,330

Total Aggregates Business	143,533	127,431	168,515
Specialty Products	68,542	66,305	50,578
Corporate	(57,122)	(32,757)	(20,786)

Total	$154,953	$160,979	$198,307

Assets employed

Mideast Group	$724,945	$753,005	$758,735
Southeast Group	652,567	663,321	836,695
West Group	1,413,838	1,389,746	1,102,798

Total Aggregates Business	2,791,350	2,806,072	2,698,228
Specialty Products	157,673	120,305	102,103
Corporate	211,903	221,445	274,412

Total	$3,160,926	$3,147,822	$3,074,743

Depreciation, depletion and amortization

Mideast Group	$44,189	$46,668	$50,524
Southeast Group	39,007	51,090	56,622
West Group	78,271	59,419	56,705

Total Aggregates Business	161,467	157,177	163,851
Specialty Products	7,838	7,075	8,385
Corporate	7,906	9,155	9,301

Total	$177,211	$173,407	$181,537

Total property additions	2012	2011	2010

Mideast Group	$32,179	$39,504	$50,869
Southeast Group	29,541	29,531	54,138
West Group	47,233	243,195	58,819

Total Aggregates Business	108,953	312,230	163,826
Specialty Products	38,873	21,983	6,431
Corporate	3,887	6,340	1,823

Total	$151,713	$340,553	$172,080

Property additions through acquisitions

Mideast Group	$—	$—	$12,912
Southeast Group	—	—	20,902
West Group	—	40,229	—

Total Aggregates Business	—	40,229	33,814
Specialty Products	—	—	—
Corporate	—	—	—

Total	$—	$40,229	$33,814

In 2012, the West Group acquired $690,000 of capital assets through noncash transactions. Property additions for the West Group in 2011 included $144,961,000 of capital assets acquired through an asset exchange with Lafarge North America, Inc. Property additions for the Mideast Group in 2010 included $1,900,000 of land acquired through noncash transactions. Property additions for the Southeast Group in 2010 included $450,000 of land acquired through noncash transactions.

The Aggregates business includes the aggregates product line and the vertically-integrated operations, which includes asphalt, ready mixed concrete and road paving product lines. All vertically-integrated operations reside in the West Group. Product lines for the Specialty Products segment consist of magnesia-based chemicals, dolomitic lime and other. Total revenues, net sales and gross profit by product line are as follows:

years ended December 31 (add 000)
Total revenues	2012	2011	2010

Aggregates	$1,470,953	$1,372,243	$1,365,729
Asphalt	93,288	63,942	51,055
Ready Mixed Concrete	116,328	33,075	25,067
Road Paving	136,385	25,362	17,775
Total Aggregates Business	1,816,954	1,494,622	1,459,626

Magnesia-Based Chemicals	158,752	158,255	132,891
Dolomitic Lime	60,280	59,496	58,630
Other	1,681	1,372	1,659

Total Specialty Products	220,713	219,123	193,180

Total	$2,037,667	$1,713,745	$1,652,806

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 36

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31 (add 000)
Net sales	2012	2011	2010

Aggregates	$1,303,975	$1,213,635	$1,218,569
Asphalt	79,816	47,315	37,917
Ready Mixed Concrete	116,320	32,990	25,031
Road Paving	136,395	25,368	17,775

Total Aggregates Business	1,636,506	1,319,308	1,299,292

Magnesia-Based Chemicals	142,922	142,620	120,475
Dolomitic Lime	57,614	56,582	54,212
Other	1,681	1,373	1,659

Total Specialty Products	202,217	200,575	176,346

Total	$1,838,723	$1,519,883	$1,475,638

Gross profit (loss)

Aggregates	$240,614	$223,275	$254,290
Asphalt	12,099	5,836	8,988
Ready Mixed Concrete	(1,159)	(250)	(508)
Road Paving	2,580	1,101	1,490

Total Aggregates Business	254,134	229,962	264,260

Magnesia-Based Chemicals	54,508	50,726	39,821
Dolomitic Lime	22,316	24,548	24,041
Other	399	131	(2,177)

Total Specialty Products	77,223	75,405	61,685
Corporate	(5,441)	(3,395)	(4,294)

Total	$325,916	$301,972	$321,651

Domestic and foreign total revenues are as follows:

years ended December 31 (add 000)	2012	2011	2010

Domestic	$1,996,142	$1,671,999	$1,618,715
Foreign	41,525	41,746	34,091

Total	$2,037,667	$1,713,745	$1,652,806

Note P: Supplemental Cash Flow Information

The components of the change in other assets and liabilities, net, are as follows:

years ended December 31 (add 000)	2012	2011	2010
Other current and noncurrent assets	$(2,354)	$2,439	$3,245
Accrued salaries, benefits and payroll taxes	7	(4,722)	(1,415)
Accrued insurance and other taxes	2,274	2,873	(739)
Accrued income taxes	(13,343)	6,139	10,890
Accrued pension, postretirement and postemployment benefits	(13,904)	(16,378)	(22,257)
Other current and noncurrent liabilities	3,836	(3,092)	(3,491)

Change in other assets and liabilities	$(23,484)	$(12,741)	$(13,767)

The change in other current and noncurrent assets for the year ended December 31, 2012 relates to an increase in costs in excess of billings for the Corporation’s road paving business. The road paving business typically has a longer cash collection cycle compared with the Aggregates business’ other product lines. The change in accrued income taxes was attributable to an increase in prepaid income taxes of $12,500,000 in 2012. The change in other current and noncurrent liabilities is primarily driven by the unrecognized tax benefits increase in 2012 related to the estimated settlement of the APA.

Noncash investing and financing activities are as follows:

years ended December 31 (add 000)	2012	2011	2010
Noncash investing and financing activities:
Acquisition of assets through asset exchange	$690	$150,000	$—
Acquisition of land through property exchange	$—	$—	$1,900
Issuance of notes payable for acquisition of land	$—	$—	$450

Note Q: Other Expenses

In 2012, the Corporation incurred business development costs of $35,140,000, which decreased 2012 net earnings by $21,242,000, or $0.46 per diluted share. In 2011, the Corporation incurred business development costs of $18,575,000, which decreased net earnings for 2011 by $11,409,000, or $0.25 per diluted share.

The Corporation incurred early retirement and severance expenses totaling $3,885,000, or $0.05 per diluted share, in 2012 and $4,414,000, or $0.06 per diluted share, in 2011. These nonrecurring charges are included in selling, general and administrative expenses in the consolidated statements of earnings.

In 2010, the Corporation settled legal proceedings relating to its Greenwood, Missouri, operation for approximately $7,000,000 in cash. In connection with the settlement, the Corporation reversed the excess of the previously- established legal reserve, thereby increasing net earnings for 2010 by $2,751,000, or $0.06 per diluted share.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 37

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INTRODUCTORY OVERVIEW

Martin Marietta Materials, Inc., (the “Corporation”) is the nation’s second largest producer of construction aggregates. At December 31, 2012, the Corporation’s Aggregates business included the following reportable segments, operating locations, primary product lines, types of aggregates locations and transportation modes:

AGGREGATES BUSINESS
Reportable Segments	Mideast Group	Southeast Group	West Group

Operating Locations	Indiana, Kentucky, Maryland, North Carolina, Ohio, Virginia and West Virginia	Alabama, Florida, Georgia, Mississippi, South Carolina, Tennessee, Nova Scotia and the Bahamas	Arkansas, Colorado, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, Nevada, North Dakota, Oklahoma, Texas, Utah, Washington and Wyoming

Primary Product Lines	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel)	Aggregates (stone, sand and gravel), asphalt, ready mixed concrete and road paving

Primary Types of Aggregates Locations	Quarries and Distribution Yards	Quarries and Distribution Yards	Quarries and Distribution Yards

Primary Modes of Transportation for Aggregates Product Line	Truck, Rail and Water	Truck, Rail and Water	Truck and Rail

The asphalt, ready mixed concrete and road paving operations included in the West Group are hereinafter referred to as “vertically-integrated operations”. Vertically-integrated operations represent 20% of the Aggregates business’ 2012 net sales.

The Corporation’s Specialty Products segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime used in the steel industry.

The overall areas of focus for the Corporation include the following:

•	Maximize long-term shareholder return by pursuing sound growth and earnings objectives;

•	Conduct business in compliance with applicable laws, rules, regulations and the highest ethical standards;

•	Provide a safe and healthy workplace for the Corporation’s employees; and

•	Reflect all aspects of good citizenship by being responsible neighbors.

Notable items regarding the Corporation’s 2012 operating results, cash flows and operations include:

Operating Results:

•	Earnings per diluted share of $1.83, inclusive of $0.46 per diluted share impact of business development costs

•	Return on shareholders’ equity of 6.0% in 2012

•	Heritage aggregates product line volume growth of 2.9% and pricing increase of 2.5%

•	Contribution of $237.6 million in net sales and $8.1 million in gross profit from Denver, Colorado, operations acquired in December 2011

•	Record financial results by the Specialty Products segment, which provided earnings from operations of $68.5 million

•	Effective management of controllable costs, as evidenced by a 70-basis-point reduction of selling, general and administrative expenses as a percentage of net sales

Cash Flows:

•

Ratio of consolidated debt-to-consolidated EBITDA, as defined in the Corporation’s $600 million credit agreement, of 3.21 times for the trailing twelve months ended December 31, 2012, in compliance with the limit of 3.75 times

•	Cash dividends of $73.8 million, representing $1.60 per common share

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 38

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

•

Capital expenditures of $151.0 million focused on preserving capital while maintaining safe, environmentally-sound operations, along with a continuing investment in land with long-term mineral reserves to serve high-growth markets; investment included the completion of construction of a new dolomitic lime kiln at the Specialty Products’ Woodville, Ohio facility

Operations:

•	Continued focus on employee safety performance

•	Integration of the Colorado operations

•	Continued growth and maximization of transportation and materials options created by the Corporation’s long-haul distribution network

In 2013, the Corporation’s continued disciplined business approach and commitment to fundamentals and strategic vision, coupled with tactical execution, will enable management to prudently manage the business through the anticipated early recovery stages of the construction cycle. Risks that are typical for the aggregates industry and the Corporation specifically become more pronounced during periods of economic uncertainty. Management intends to emphasize, among other things, the following financial and operational initiatives in 2013:

Financial:

•	Preserving cash, maintaining liquidity and keeping the Corporation’s financial position strong

•	Increasing the incremental gross margin of the aggregates product line toward management’s targeted goal of an average of 60% over the course of a recovery in the business cycle

•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business

•	Returning cash to shareholders through sustainable dividends

Operational:

•	Continuing to focus on the Corporation’s safety performance

•	Maintaining a focus on cost containment and operational efficiencies

•	Investing in value-added growth initiatives and successfully integrating them with the Corporation’s heritage operations

•	Using best practices and information technology to drive improved cost performance

•	Effectively serving high-growth markets, particularly in the Southeast and Southwest

•	Continuing to build a competitive advantage from the Corporation’s long-haul distribution network

•	Continuing the strong performance and operating results of the Specialty Products segment

Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.

Aggregates Economic Considerations

The construction aggregates industry is a mature and cyclical business dependent on activity within the construction marketplace. During 2012, the Corporation experienced some volume recovery in certain of its markets as overall aggregates shipments increased 2.6% from 2011 levels. The Corporation’s heritage aggregates shipments, which exclude tonnage from acquisitions that were not included in prior-year operations for a full year and exclude divestitures, if any, increased 2.9% compared with 2011. Annual aggregates shipments for the Corporation ranged from 125 million tons to 130 million tons over the past three years, indicative of a certain degree of volume stability, albeit at low historical levels, in a cyclical trough environment. Prior to 2010, the economic recession resulted in unprecedented reductions in aggregates shipments, as evidenced by United States aggregates consumption declining by almost 40% from peak volumes in 2006.

The principal end-use markets of the aggregates industry are public infrastructure (e.g., highways, streets, roads, bridges, schools and prisons); nonresidential construction (e.g., manufacturing and distribution facilities; energy projects, including natural gas drilling; office buildings; large retailers and wholesalers; and malls); and residential construction (single- and multi-family housing). Aggregates products are also used in the railroad, environmental, utility and agricultural industries. Ballast is an aggregates product used to line railroad track beds and, increasingly, concrete

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 39

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

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

As discussed further under the section Aggregates Industry and Corporation Trends on pages 53 and 54, end-use markets respond to changing economic conditions in different ways. Public infrastructure construction is ordinarily more stable than nonresidential and residential construction due to typically stable and predictable funding from federal, state and local governments, with approximately half from the federal government and half from state and local governments. In 2012, the infrastructure construction market accounted for 51% of the Corporation’s 2012 heritage aggregates shipments and was flat compared with 2011. The lack of growth in the infrastructure end-use market is attributable to the fact that, for nearly three years, federal highway spending operated under a series of nine short-term, continuing resolutions. Historically, state departments of transportation are reluctant to obligate traditional long-term expenditures while operating under continuing resolutions, particularly those that are short-term in nature. The enactment of the new federal surface transportation bill, Moving Ahead for Progress in the 21st Century Act, or MAP-21, effective October 1, 2012, along with the actions of the Corporation’s key states to utilize various funding alternatives to support important infrastructure jobs, should provide an impetus for increased infrastructure spending into 2013 and beyond.

MARKETS

HERITAGE AGGREGATES PRODUCT LINE

(Estimated percentage of shipments)

	2008	2009	2010	2011	2012	5-Year Average
Infrastructure	52%	54%	53%	52%	51%	52%
Nonresidential	28%	27%	28%	28%	30%	28%
Residential	8%	7%	7%	8%	8%	8%
ChemRock/Rail	12%	12%	12%	12%	11%	12%

Source: Corporation data

Nonresidential and residential construction levels are interest rate-sensitive and typically move in direct correlation with economic cycles. The Corporation’s heritage nonresidential construction market, which accounted for 30% of the Corporation’s 2012 heritage aggregates shipments, increased 10% in 2012. Heritage aggregates shipments to the heavy industrial component of nonresidential, predominately the energy sector, increased compared with 2011, driven by low natural gas prices and the ongoing shale field activity at the Eagle Ford Shale field in south Texas. This growth in energy-related shipments was accompanied by increased heritage aggregates shipments to the commercial component of the nonresidential construction market, namely office and retail, in certain of the Corporation’s geographic markets. During 2012, many developers were hesitant to begin new projects due to an inability to accurately estimate their investment returns, including the cost of capital and changes in tax policy, in light of uncertainty surrounding the United States’ fiscal position. Specifically, the commercial component of nonresidential construction generally follows the residential construction market with a 12-to-18-month lag. The nonresidential construction market is expected to increase moderately in 2013.

The residential construction market accounted for 8% of the Corporation’s 2012 heritage aggregates shipments. The total value of private residential construction put in place increased 17% in 2012, as reported by the United States Census Bureau, helped by further gains for multi-family housing and a strengthening single-family market. Overall, the Corporation’s heritage aggregates shipments to the residential construction market increased 15% in 2012. Housing strength can vary considerably in different areas of the United States; in various market places, both Texas and Colorado are showing relative strength. While this trend is encouraging, housing starts are still below the historical annual average of 1.5 million. As reported by the United States Census Bureau, an estimated 780,000

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 40

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

housing units were started in 2012. The recovery in housing is expected to continue in 2013, with substantial expansion during the second half of the year. According to McGraw-Hill Construction, by 2015, housing starts are estimated to be 1 million per year, bringing the level of construction closer to the demographic demand for single-family housing.

Shipments of chemical rock (comprised primarily of high calcium carbonate material used for agricultural lime and flue gas desulfurization) and ballast products (collectively, referred to as “ChemRock/Rail”) accounted for 11% of the Corporation’s heritage aggregates shipments and decreased 9% in 2012. This reduction was principally due to the comparison with 2011 when ballast shipments increased to repair rail lines after the Missouri River flooding in the midwestern United States and a decline in both current coal traffic on railroads and railroad maintenance. While ballast shipments were lower compared with 2011, volumes for 2012 were in line with the five-year historical average. Three of the Corporation’s top ten customers in 2012 were Class I railroads.

In 2012, the Corporation shipped 128.3 million tons of aggregates to customers in 33 states, Canada, the Bahamas and the Caribbean Islands from 259 aggregates quarries and distribution yards. While the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five sales-generating states – Texas, North Carolina, Iowa, Colorado and Georgia – accounted for 57% of its 2012 net sales by state of destination, while the top ten sales-generating states accounted for 78% of its 2012 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.

Aggregates Industry Considerations

Since the construction aggregates business is conducted outdoors, erratic weather patterns, seasonal changes, precipitation and other weather-related conditions, such as snowstorms, droughts, flooding or hurricanes, significantly affect production schedules, shipments and profitability of the aggregates industry. The financial results for the first and fourth quarters are generally significantly lower than the financial results of the other quarters due to winter weather.

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

quarrying locations, often triggering enhanced regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; land acquisition around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; underground mine development; and enhancing its competitive advantage with its long-haul distribution network. The Corporation’s long-haul network moves aggregates materials from domestic and offshore sources, via rail and water, to markets that generally exhibit above-average growth characteristics driven by long-term population trends but lack a long-term indigenous supply of aggregates. The movement of aggregates materials through long-haul networks introduces risks to operating results as discussed more fully under the sections Analysis of Gross Margin and Transportation Exposure on pages 51 and 52 and pages 63 through 65, respectively.

During the late 1990’s and through the early 2000’s, the aggregates industry experienced significant consolidation, and the Corporation actively participated in that industry consolidation. During this period, large, often public, companies acquired small-to-medium-sized businesses, primarily private companies. Thereafter, this consolidation trend slowed as the number of suitable small-to-midsized acquisition targets in high-growth markets declined. In the mid 2000’s, at the apex of the most recent construction cycle, large public companies acquired other large public companies and paid peak multiples of peak EBITDA (earnings before interest expense, income tax expense, and depreciation and amortization expense), often stretching their financial capacity beyond investment-grade limits. The Corporation was not an active acquirer during this period, as management deemed the values of potential acquisitions to be significantly below the sellers’ expectations. Management anticipates the number of acquisition opportunities to increase as a result of the protracted recession. Opportunities include public and larger private, family-owned businesses, as well as asset swaps and divestitures from companies rationalizing non-core assets and repairing financially-constrained balance sheets. The Corporation pursues acquisitions that fit its strategic objectives as discussed more fully under the section Aggregates Industry and Corporation Trends on pages 53 and 54.

Aggregates Business Financial Considerations

The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 61 through 63. Further, operating results and financial performance are sensitive to shipment volumes and changes in selling prices.

Driven partly by growth in heritage aggregates shipments, the average selling price for the heritage aggregates product line increased 2.5% in 2012. As expected, this overall pricing increase was not uniform throughout the Corporation. Pricing growth was led by the Corporation’s West Group, which reported a heritage aggregates product line price increase of 4.2%, with shipments to the energy sector being a significant driver of this improvement. Of particular note, all geographic markets with declines in shipments reported an increase in their 2012 average selling price.

The production of construction-related aggregates also requires the use of various forms of energy, notably, diesel fuel. Therefore, fluctuations in diesel fuel pricing directly affect the Corporation’s operating results. The average price per gallon of diesel fuel in 2012 was 5% higher compared with 2011. The Corporation does not hedge its diesel fuel price risk, but instead focuses on volume-related price reductions, fuel efficiency, consumption and the natural hedge typically created by the ability to increase aggregates prices.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 42

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Vertically-Integrated Operations Considerations

The Aggregates business segment includes the Corporation’s vertically-integrated operations (i.e., asphalt, ready mixed concrete and road paving businesses in Arkansas, Texas and Colorado). Vertically-integrated operations represented 20% of the Aggregates business’ 2012 total net sales. The Corporation more than doubled its exposure to vertical integration with its December 2011 acquisition of several operations in Colorado. Vertically-integrated operations have inherently lower gross margins (excluding freight and delivery revenues) than the Corporation’s aggregates product line. Liquid asphalt and cement serve as key raw materials in the production of hot mix asphalt and ready mix concrete, respectively. Therefore, fluctuations in prices for these raw materials directly affect the Corporation’s operating results. During 2012, prices for liquid asphalt and cement were volatile.

Specialty Products Considerations

The Corporation, through its Specialty Products segment, also produces and sells dolomitic lime and magnesia-based chemicals. In 2012, this segment achieved records for both net sales and earnings from operations. For the year, net sales for the segment increased slightly, reflecting growth in both the chemicals and dolomitic lime product lines. The dolomitic lime business, which represented 28% of Specialty Products’ 2012 net sales, is dependent on the highly-cyclical steel industry and operating results are affected by changes in that industry. The dolomitic lime business runs most profitably at 70% or greater steel utilization; domestic capacity utilization averaged 74% in 2012. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.

A significant portion of costs related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. The Corporation has entered into fixed-price supply contracts for coal, petroleum coke and natural gas to help mitigate this risk. During 2012, the Corporation’s average cost for natural gas declined 25% from 2011.

Cash Flow Considerations

The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. The Corporation has a $600 million credit agreement (the “Credit Agreement”), comprised of a $350 million unsecured revolving facility (the “Revolving Facility”) and a $250 million senior unsecured term loan (the “Term Loan Facility”), with a syndicate of banks. The Corporation also has a $100 million secured accounts receivable credit facility (the “AR Credit Facility”).

During 2012, the Corporation made net repayments of long-term debt of $12.7 million, which reflect a required principal payment of $5.0 million on its Term Loan Facility and the repurchase of $20.0 million par value of outstanding 6.25% Senior Notes, partially offset by an increase in borrowings under its Revolving Facility. Additionally, during 2012, the Corporation invested $151.0 million in capital expenditures, paid $73.8 million in dividends and made contributions of $33.4 million to its pension plans.

Cash on hand, $25.4 million at December 31, 2012, along with the Corporation’s projected internal cash flows and its available financing resources, including access to debt and equity markets, as required, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, satisfy noncancelable agreements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise, and allow for payment of dividends. At December 31, 2012, the Corporation had unused borrowing capacity of $297 million under its Credit Agreement, subject to complying with a leverage covenant based on its debt-to-EBITDA ratio, and no available borrowings under the $100 million AR Credit Facility.

The Corporation’s ability to borrow funds or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. As of December 31, 2012, the Corporation had principal indebtedness of $1.048 billion and future minimum lease and mineral and other royalty commitments for all noncancelable agreements of $360.5

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 43

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

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

FINANCIAL OVERVIEW

Highlights of 2012 Financial Performance

•	Earnings per diluted share of $1.83 in 2012 compared with 2011 earnings of $1.78:

•	Inclusive of business development costs of $0.46 per diluted share in 2012 and $0.25 per diluted share in 2011

•	Net sales of $1.839 billion, a 21.0% increase compared with net sales of $1.520 billion in 2011

•	Heritage aggregates product line volume growth of 2.9% and pricing increase of 2.5%

•	Contribution of $237.6 million in net sales and $8.1 million in gross profit from Denver, Colorado, operations acquired in December 2011

•	Record financial results by the Specialty Products segment, which provided earnings from operations of $68.5 million

Results of Operations

The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 6 through 37. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates business generated 89% of consolidated net sales and the majority of consolidated operating earnings during 2012. Furthermore, management presents certain key performance indicators for the Aggregates business. The following comparative analysis and discussion should be read within these contexts. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and are not intended to be indicative of management’s judgment of materiality.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 44

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation’s consolidated operating results and operating results as a percentage of net sales are as follows:

years ended December 31 (add 000, except for % of net sales)	2012	% of Net Sales	2011	% of Net Sales	2010	% of Net Sales
Net sales	$1,838,723	100.0%	$1,519,883	100.0%	$1,475,638	100.0%
Freight and delivery revenues	198,944		193,862		177,168
Total revenues	2,037,667		1,713,745		1,652,806
Cost of sales	1,512,807	82.3	1,217,911	80.1	1,153,987	78.2
Freight and delivery costs	198,944		193,862		177,168
Total cost of revenues	1,711,751		1,411,773		1,331,155
Gross profit	325,916	17.7	301,972	19.9	321,651	21.8
Selling, general and administrative expenses	138,398	7.5	124,138	8.2	130,422	8.8
Business development costs	35,140	1.9	18,575	1.2	1,220	0.1
Other operating (income) and expenses, net	(2,575)	(0.1)	(1,720)	(0.1)	(8,298)	(0.5)
Earnings from operations	154,953	8.4	160,979	10.6	198,307	13.4
Interest expense	53,339	2.9	58,586	3.9	68,440	4.6
Other nonoperating (income) and expenses, net	(1,299)	(0.1)	1,834	0.1	198	0.0
Earnings from continuing operations before taxes on income	102,913	5.6	100,559	6.6	129,669	8.8
Taxes on income	16,950	0.9	20,987	1.4	30,913	2.1
Earnings from continuing operations	85,963	4.7	79,572	5.2	98,756	6.7
(Loss) Gain on discontinued operations, net of taxes	(436)	0.0	4,001	0.3	(92)	0.0
Consolidated net earnings	85,527	4.7	83,573	5.5	98,664	6.7
Less: Net earnings attributable to noncontrolling interests	1,053	0.1	1,194	0.1	1,652	0.1
Net Earnings Attributable to Martin Marietta Materials, Inc.	$84,474	4.6%	$82,379	5.4%	$97,012	6.6%

The Corporation’s consolidated operating results for 2012 should be read and evaluated with an understanding of the significant differences in the underlying operations compared with 2011. These differences include: a) the December 2011 acquisition of vertically-integrated operations in Denver, Colorado; and b) business development costs incurred primarily in the Corporation’s pursuit of a proposed business combination with Vulcan Materials Company that was not consummated. For purposes of Management’s Discussion and Analysis of Financial Condition and Results of Operations, these differences are hereinafter referred to as “Changes to Business”.

To improve comparability of operating results for the years ended December 31, 2012 and 2011, the Corporation has provided the effects of the Changes to Business on its net sales, gross profit and earnings from operations.

years ended December 31 (add 000, except for % of net sales)		% of Net Sales	Changes to Business	Excluding Changes to Business	% of Net Sales Excluding Changes to Business
	2012
Net sales	$1,838,723	100.0%	$237,639	$1,601,084	100.0%

Gross profit	$325,916	17.7%	$8,138	$317,778	19.8%

Earnings from operations	$154,953	8.4%	$(44,037)	$198,990	12.4%

	2011
Net sales	$1,519,883	100.0%	$4,125	$1,515,758	100.0%

Gross profit	$301,972	19.9%	$(3,896)	$305,868	20.2%

Earnings from operations	$160,979	10.6%	$(23,103)	$184,082	12.1%

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

Gross Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2012	2011	2010
Gross profit	$325,916	$301,972	$321,651

Total revenues	$2,037,667	$1,713,745	$1,652,806

Gross margin	16.0%	17.6%	19.5%

Gross Margin Excluding Freight and Delivery Revenues

years ended December 31 (add 000, except margin %)	2012	2011	2010
Gross profit	$325,916	$301,972	$321,651

Total revenues	$2,037,667	$1,713,745	$1,652,806
Less: Freight and delivery revenues	(198,944)	(193,862)	(177,168)

Net sales	$1,838,723	$1,519,883	$1,475,638

Gross margin excluding freight and delivery revenues	17.7%	19.9%	21.8%

Operating Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2012	2011	2010
Earnings from operations	$154,953	$160,979	$198,307

Total revenues	$2,037,667	$1,713,745	$1,652,806

Operating margin	7.6%	9.4%	12.0%

Operating Margin Excluding Freight and Delivery Revenues

years ended December 31 (add 000, except margin %)	2012	2011	2010
Earnings from operations	$154,953	$160,979	$198,307

Total revenues	$2,037,667	$1,713,745	$1,652,806
Less: Freight and delivery revenues	(198,944)	(193,862)	(177,168)

Net sales	$1,838,723	$1,519,883	$1,475,638

Operating margin excluding freight and delivery revenues	8.4%	10.6%	13.4%

Net Sales

Net sales by reportable segment are as follows:

years ended December 31 (add 000)	2012	2011	2010
Mideast Group	$406,651	$395,470	$390,581
Southeast Group	282,161	283,287	303,174
West Group	947,694	640,551	605,537
Total Aggregates Business	1,636,506	1,319,308	1,299,292
Specialty Products	202,217	200,575	176,346
Total	$1,838,723	$1,519,883	$1,475,638

Net sales by product line are as follows:

years ended December 31 (add 000)	2012	2011	2010
Aggregates	$1,303,975	$1,213,635	$1,218,569
Asphalt	79,816	47,315	37,917
Ready Mixed Concrete	116,320	32,990	25,031
Road Paving	136,395	25,368	17,775
Total Aggregates Business[1]	1,636,506	1,319,308	1,299,292
Magnesia-Based Chemicals	142,922	142,620	120,475
Dolomitic Lime	57,614	56,582	54,212
Other	1,681	1,373	1,659
Total Specialty Products	202,217	200,575	176,346
Total	$1,838,723	$1,519,883	$1,475,638

1	Net sales by product line reflect the elimination of inter-product line sales.

Aggregates Product Line. Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and exclude divestitures.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 46

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Heritage and total aggregates product line average selling price increases (decreases) are as follows:

years ended December 31	2012	2011	2010
Mideast Group	0.7%	0.4%	(5.1%)
Southeast Group	3.8%	5.5%	0.0%
West Group	4.2%	3.1%	(2.9%)
Heritage Aggregates Operations	2.5%	2.4%	(3.2%)
Aggregates Business	0.8%	2.7%	(3.4%)

In 2012, the average selling price for the total aggregates product line was $10.33 per ton. Aggregates pricing in 2012, in part, reflects the impact of increased demand. Heritage pricing growth was led by the West Group, with shipments to the energy sector being a significant driver of this improvement. As expected, the overall average selling price increase for the aggregates product line of 0.8% is less than the pricing increase for the heritage aggregates product line. Average selling prices at the Corporation’s Colorado operations, which were acquired in December 2011, are significantly lower than its heritage markets, primarily due to market maturity, product mix and the vertically-integrated nature of the market.

Aggregates pricing in 2011 increased after a certain degree of volume stability was achieved in 2010 and competitive and customer pricing pressures eased. In 2011, the average selling price increase for the Southeast Group was higher than the other reportable segments primarily due to product mix, which reflected a higher percentage of higher-priced products being sold, and the inclusion of internal freight costs to transport aggregates from a producing location to a sales yard.

The decline in average selling price in 2010 reflects changes in each of product and geographic mix, which resulted in more lower-priced products being sold and accounted for nearly half of the pricing decline. In addition, higher- priced projects having been bid in more stable economic periods were replaced by projects bid during a period of significant competitive pressures (see section Aggregates Industry and Corporation Trends on pages 53 and 54).

For comparison, the average annual aggregates product line price increase for the ten and twenty years ended December 31, 2012 was 4.6% and 3.6%, respectively.

The following presents heritage and total aggregates product line shipments for each reportable segment of the Aggregates business:

years ended December 31 Tons (add 000)	2012	2011	2010
Heritage Aggregates Product Line:
Mideast Group	36,135	35,480	35,414
Southeast Group	21,674	22,627	25,603
West Group	64,297	60,554	60,982
Heritage Aggregates Operations	122,106	118,661	121,999
Acquisitions	6,186	150	—
Divestitures[1]	39	6,263	8,008
Aggregates Business	128,331	125,074	130,007

1	Divestitures represent tons related to divested operations up to the date of divestiture.

Aggregates product line shipments of 128.3 million tons in 2012 increased 2.6% compared with 125.1 million tons in 2011 due to increased energy-sector and residential construction shipments, coupled with shipments contributed by the Corporation’s Colorado operations. Aggregates product line shipments of 125.1 million tons in 2011 decreased 3.8% compared with 130.0 million tons in 2010 due to a reduction of stimulus projects, decreases in transportation spending and decreased energy-sector shipments.

Heritage and total aggregates product line volume variance by reportable segment is as follows:

years ended December 31	2012	2011	2010
Mideast Group	1.8%	0.2%	7.9%
Southeast Group	(4.2%)	(11.6%)	(2.8%)
West Group	6.2%	(0.7%)	7.6%
Heritage Aggregates Operations	2.9%	(2.7%)	5.3%
Total Aggregates Business	2.6%	(3.8%)	5.4%

In 2012, the West Group benefited from a significant increase in shipments to the energy sector from shale field activity, primarily in the Eagle Ford Shale field in south Texas, and improved residential construction activity in Texas. The West Group’s volume growth was partially offset by lower ballast shipments and increased competition in certain Texas markets.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 47

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Southeast Group experienced volume declines in 2012 and 2011 due to the weakness in the Georgia, Florida and Alabama markets. Economic growth in these regions continues to lag national trends, principally due to weak job growth and continued high foreclosure rates. The decline in shipments for the Southeast Group in 2010 was primarily due to delays in key heavy industrial projects in the nonresidential market.

Vertically-Integrated Operations. The Corporation’s vertically-integrated operations include asphalt, ready mixed concrete and road paving businesses in Arkansas, Texas and Colorado. Net sales increased significantly in 2012 due to the December 2011 acquisition of vertically-integrated operations in Colorado. Net sales for vertically-integrated operations were $332.5 million, $105.7 million and $80.7 million in 2012, 2011 and 2010, respectively.

Average selling prices by product line for the Corporation’s vertically-integrated operations are as follows:

years ended December 31	2012	2011	2010
Asphalt	$41.57/ton	$39.24/ton	$38.90/ton
Ready Mixed Concrete	$77.24/yd3	$65.37/yd3	$65.27/yd3

Unit shipments by product line for the Corporation’s vertically-integrated operations are as follows:

years ended December 31 (add 000)	2012	2011	2010
Asphalt Product Line:
Tons to external customers	1,662	1,262	1,002
Internal tons used in road paving business	1,598	183	193

Total asphalt tons	3,260	1,445	1,195

Ready Mixed Concrete:
Cubic yards	1,481	502	386

Net sales for the road paving businesses were $136.4 million in 2012, $25.4 million in 2011 and $17.8 million in 2010.

Specialty Products. Specialty Products’ 2012 net sales of $202.2 million increased slightly over 2011 net sales of $200.6 million and included $3.1 million of incremental net sales related to a new lime kiln which became operational in November 2012. The 2011 net sales represented an increase of 13.7% over 2010 net sales of $176.3 million. The increase in 2011 was due to the strength of the steel industry, which experienced an average utilization rate of 75% and strong demand in the chemicals product line.

Freight and Delivery Revenues and Costs

Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 63 through 65). These third-party freight costs are then billed to the customer. The 2.6% increase in these revenues and costs in 2012 compared with 2011 reflects an increase in aggregates shipments and higher fuel costs. In 2011, these revenues and costs increased compared with 2010 due to higher fuel costs.

Cost of Sales

Cost of sales increased 24.2% in 2012 compared with 2011 due to increased aggregates volumes, coupled with increased diesel expense and higher internal freight costs and resale material costs. Resale materials include the purchase of aggregates from third parties to supply customer’s needs. Cost of sales increased 5.5% in 2011 compared with 2010 due to increased net sales, increased diesel expense, higher raw material costs for liquid asphalt and an increase in internal freight costs.

Gross Profit

The Corporation defines gross margin (excluding freight and delivery revenues) as gross profit divided by net sales. Gross margin (excluding freight and delivery revenues) decreased 220 basis points in 2012 due to the increased impact from the acquired Colorado operations, which include more vertically-integrated businesses, and higher energy, resale material and internal freight costs. The Corporation’s gross margin (excluding freight and delivery revenues) decreased 190 basis points in 2011 due to a reduction of aggregates product line shipments and increased energy, liquid asphalt and internal freight costs. (see sections Analysis of Gross Margin on pages 51 and 52 and Transportation Exposure on pages 63 through 65).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 48

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The following presents a rollforward of the Corporation’s consolidated gross profit:

years ended December 31 (add 000)	2012	2011
Consolidated Gross Profit, prior year	$301,972	$321,651
Aggregates Product Line:
Volume strength (weakness)	69,317	(33,539)
Pricing strength	21,023	28,605
Increase in production costs	(55,649)	(15,472)
Increase in resale materials	(12,820)	(5,456)
Increase in internal freight costs	(17,860)	(9,618)
Other cost decreases, net	13,328	4,465
Increase (Decrease) in Aggregates
Product Line Gross Profit	17,339	(31,015)
Vertically-Integrated Operations	6,833	(3,283)
Specialty Products	1,818	13,720
Corporate	(2,046)	899
Increase (Decrease) in Consolidated Gross Profit	23,944	(19,679)
Consolidated Gross Profit, current year	$325,916	$301,972

Production costs increased in 2012 and 2011. Of the total increase, $34.0 million and $2.3 million in 2012 and 2011, respectively, was directly attributable to the Colorado aggregates operations. In 2012, supply costs increased principally due to conveyor belting, including both increased replacement and rising rubber prices. Diesel fuel costs also increased over 2011.

Nonproduction costs for the aggregates product line include resale materials and internal freight costs. Resale material costs increased significantly during 2012 as the Corporation was unable to produce enough material to support well drilling for the oil and gas industry, particularly in the Mideast Group, and purchased these products for its customers from third parties. Internal freight costs represent freight expenses to transport materials from a producing quarry to a distribution yard. While higher diesel fuel costs experienced during 2012 contributed to the increase in internal freight costs, the rail component increased due to increased shipments to materials yards, particularly in the West Group.

Gross profit (loss) by product line is as follows:

years ended December 31 (add 000)	2012	2011	2010
Aggregates	$240,614	$223,275	$254,290
Asphalt	12,099	5,836	8,988
Ready Mixed Concrete	(1,159)	(250)	(508)
Road Paving	2,580	1,101	1,490
Total Aggregates Business	254,134	229,962	264,260
Specialty Products	77,223	75,405	61,685
Corporate	(5,441)	(3,395)	(4,294)
Total	$325,916	$301,972	$321,651

Gross margin (excluding freight and delivery revenues) by reportable segment is as follows:

years ended December 31	2012	2011	2010
Mideast Group	26.8%	26.3%	28.1%
Southeast Group	3.8%	7.4%	15.2%
West Group	14.2%	16.4%	17.9%
Total Aggregates Business	15.5%	17.4%	20.3%
Specialty Products	38.2%	37.6%	35.0%
Consolidated	17.7%	19.9%	21.8%

Gross margin (excluding freight and delivery revenues) for the Southeast Group reflects the 4.2% decline in heritage aggregates product line shipments in 2012, partially offset by increased pricing; 11.6% decline in heritage aggregates product line shipments in 2011; and the 2.8% decline in heritage aggregates product line shipments and flat pricing in 2010. Additionally, the Southeast Group’s operations include the water distribution network in the Bahamas and Nova Scotia, which produces lower gross margins due to internal freight costs.

The West Group’s businesses include the Corporation’s vertically-integrated operations which negatively impact gross margin (excluding freight and delivery revenues). Vertically-integrated operations have inherently lower gross margins (excluding freight and delivery revenues) than the Corporation’s aggregates product line. Liquid asphalt and cement serve as key raw materials in the production of hot mix asphalt and ready mix concrete, respectively. Costs for these raw materials were volatile during 2012. Accordingly, gross margin (excluding freight and delivery revenues) for the West Group is below that of the overall Aggregates business.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 49

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Specialty Products business achieved record gross margin (excluding freight and delivery revenues) in 2012. Improvement in gross margin (excluding freight and delivery revenues) for 2012 and 2011 was due to continued cost control and favorable natural gas costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A expenses”) were 7.5% of net sales, an improvement of 70 basis points, compared with 2011. On an absolute basis, SG&A expenses increased $14.3 million, as expected, as the Corporation absorbed overhead for its Colorado operations, as well as costs related to an information system upgrade expected to be completed by the fall of 2013 and increased pension expense. In addition, the Corporation incurred early retirement and severance costs of $3.9 million in 2012. SG&A expenses decreased $6.3 million in 2011 due to lower personnel costs related to stock-based compensation and lower pension costs. This decrease was partially offset by $4.4 million of termination costs for certain restructuring activities. Management continues to focus on cost control.

Business Development Costs

In 2012 and 2011, the Corporation incurred $35.1 million and $18.6 million, respectively, of business development costs, incurred principally as a result of the Corporation’s proposed business combination with Vulcan Materials Company that was not consummated.

Other Operating Income and Expenses, Net

Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense, and gains and losses related to asset retirement obligations; and research and development costs. Consolidated other operating income and expenses, net, was income of $2.6 million in 2012 compared with income of $1.7 million in 2011, primarily as a result of higher gains on the sale of assets in 2012. The 2010 income of $8.3 million included the settlement and reversal of part of an $11.9 million legal reserve that was established in 2009 for the West Group and a $4.5 million gain on the sale of assets, partially offset by a $2.7 million charge for bad debts.

Earnings from Operations

The Corporation defines operating margin (excluding freight and delivery revenues) as earnings from operations divided by net sales and it represents a measure of operating profitability. The 2012 decrease of 220 basis points compared with 2011 reflected lower gross margin (excluding freight and delivery revenues) for the Aggregates business resulting from the increased impact from vertically-integrated operations, as well as higher diesel, internal freight and resale material costs and $16.5 million of incremental business development expenses, partially offset by the record operating results for the Specialty Products segment.

The 2011 decrease of 280 basis points compared with 2010 reflected lower gross margin (excluding freight and delivery revenues) for the Aggregates business resulting from higher energy, liquid asphalt and internal freight costs and $18.6 million of business development expenses, partially offset by the record operating results for the Specialty Products segment and lower SG&A expenses.

Interest Expense

Interest expense decreased $5.2 million in 2012 and $9.9 million in 2011, primarily due to the current low interest-rate environment and a higher mix of variable-rate debt which currently bears a lower interest rate compared with the Corporation’s fixed-rate debt.

Other Nonoperating Income and Expenses, Net

Other nonoperating income and expenses, net, are comprised generally of interest income, foreign currency transaction gains and losses, and net equity earnings from nonconsolidated investments. Consolidated other nonoperating income and expenses, net, was income of $1.3 million in 2012 compared with expense of $1.8 million in 2011, with the change resulting from the gain on a bond repurchased at a discount in 2012. The $1.6 million increase in expense in 2011 compared with 2010 was the result of a loss on foreign currency transactions in 2011.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 50

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Income Taxes

Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to tax benefits associated with the statutory depletion deduction for mineral reserves, the effect of state income taxes, the domestic production deduction, the tax effect of nondeductibility of goodwill related to divestitures of businesses and the impact of foreign losses for which no tax benefit is recognized. The permanent benefits associated with the depletion deduction for mineral reserves are the significant driver of the effective income tax rate. The statutory depletion deduction is calculated as a percentage of sales subject to certain limitations. Due to these limitations, changes in sales volumes and pretax earnings may not proportionately affect the depletion deduction. However, the impact of the depletion deduction on the effective tax rate is inversely affected by increases or decreases in pretax earnings.

The effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective income tax rate.

The Corporation’s estimated effective income tax rates are as follows:

years ended December 31	2012	2011	2010
Continuing operations	16.5%	20.9%	23.8%

Discontinued operations	(42.3%)	35.6%	(94.5%)

Overall	16.3%	21.7%	22.9%

The decrease in the consolidated overall estimated effective income tax rate for the year ended December 31, 2012 resulted from the favorable impact attributable to the estimated settlement of an advanced pricing agreement between the United States and Canadian taxing authorities for intercompany shipments during the years 2007 to 2011.

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

Discontinued operations included the following:

years ended December 31 (add 000)	2012	2011	2010
Net sales	$53	$64,645	$75,493

Pretax loss on operations	$(402)	$(3,778)	$(1,658)
Pretax (loss) gain on disposals	(354)	9,986	(4)
Pretax (loss) gain	(756)	6,208	(1,662)
Income tax (benefit) expense	(320)	2,207	(1,570)
Net (loss) earnings	$(436)	$4,001	$(92)

In 2011, the Corporation divested its River District operations in an asset exchange for Lafarge North America Inc.’s Denver, Colorado, Front Range business.

Net Earnings Attributable to Martin Marietta Materials, Inc. and Earnings Per Diluted Share

In 2012, net earnings attributable to Martin Marietta Materials, Inc., were $84.5 million, or $1.83 per diluted share, inclusive of business development costs of $0.46 per diluted share, an increase of 2.5% compared with $82.4 million, or $1.78 per diluted share, inclusive of business development costs of $0.25 per diluted share, in 2011.

Net earnings attributable to Martin Marietta Materials, Inc., were $97.0 million, or $2.10 per diluted share, in 2010.

Analysis of Gross Margin

•	2012 Aggregates business gross margin (excluding freight and delivery revenues) reflects

—	a 260-basis-point negative impact from vertically-integrated operations, and

—	a 290-basis-point negative impact from internal freight

The Aggregates business gross margin (excluding freight and delivery revenues) for continuing operations for the years ended December 31 was as follows:

2012	15.5%
2011	17.4%
2010	20.3%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 51

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation acquired additional vertically-integrated operations in Texas and Colorado in 2011, more than doubling its exposure to downstream businesses. For 2012, vertically-integrated operations accounted for 20% of the Aggregates business’ net sales compared with 8% for 2011.

Vertically-integrated operations negatively affect gross margin (excluding freight and delivery revenues), particularly for the West Group. These operations consume significant amounts of high cost raw materials, namely, liquid asphalt and cement, for the production of hot mix asphalt and ready mix concrete, respectively. Accordingly, gross margins (excluding freight and delivery revenues) associated with vertically-integrated operations are lower as compared with the aggregates product line. Gross margins (excluding freight and delivery revenues) for the Aggregates business’ asphalt and ready mixed concrete product lines, which are located in the West Group, typically range from 10% to 12% as compared with the aggregates product line gross margin (excluding freight and delivery revenues), which generally ranges from 25% to 30%. The road paving product line, which is also included in the West Group, typically yields gross margin (excluding freight and delivery revenues) ranging from 5% to 7%. The mix of vertically-integrated operations lowered the Aggregates business’ gross margin (excluding freight and delivery revenues) by 260 basis points in 2012, 95 basis points in 2011 and 40 basis points in 2010.

The development of water and rail distribution yards continues to be a key component of the Corporation’s strategic growth plan. Most of this activity is in coastal areas located in the Southeast and West Groups, areas which generally lack an indigenous supply of coarse aggregates but exhibit above-average growth characteristics driven by long-term population trends. Transportation freight costs from the production site to the distribution yards are included in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. Sales from rail and water distribution yards generally yield lower gross margins as compared with sales directly from quarry operations. Nonetheless, management expects that the distribution network currently in place will provide the Corporation solid growth opportunities, and gross margin (excluding freight and delivery revenues) should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 55 through 70). In 2012, approximately 17.2 million tons of aggregates were sold from distribution yards. Results from these distribution operations reduced the Aggregates business’ gross margin (excluding freight and delivery revenues) by 290 basis points in 2012. In 2011 and 2010, the impact of internal freight on the Aggregates business’ gross margin (excluding freight and delivery revenues) was comparable with the 2012 decrease.

The Aggregates business’ gross margin (excluding freight and delivery revenues) will continue to be adversely affected by the lower gross margins for vertically-integrated operations and for the water and rail distribution network.

The Aggregates business’ operating leverage for the aggregates product line is substantial given its significant amount of fixed costs. The lean cost structure, coupled with aggregates volume recovery across the business and pricing increases, provides a significant opportunity to increase margins for the aggregates product line in the future. Management estimates that, subject to certain factors, including volume growth across the entire enterprise, the aggregates product line can earn $0.60 of additional gross profit with each incremental $1 of sales over the course of an upturn in the business cycle.

BUSINESS ENVIRONMENT

The sections on Business Environment on pages 52 through 71, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and the current economic climate exacerbates this relationship. This discussion should be read in this context.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 52

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Aggregates Industry and Corporation Trends

•	Spending statistics, from 2011 to 2012, according to U.S. Census Bureau:

—	Public-works construction spending decreased 2.7%

—	Private nonresidential construction market spending increased 15.4%

—	Private residential construction market spending increased 16.8%

•	According to the U.S. Geological Survey, aggregates consumption in the United States increased 6.1% in 2012 compared with 2011

The Corporation’s principal business, the Aggregates business, serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, access to capital markets, levels of public sector infrastructure funding, and demographic, geographic and population shifts. In 2012, estimated total aggregates consumption in the United States of 2.3 billion tons increased 6.1% compared with 2011, as reported by the U.S. Geological Survey. Per the U.S. Census Bureau, total construction spending increased 9.2%, which implies a lower level of aggregates-intensive construction spending in 2012.

The Aggregates business sells its products principally to contractors in connection with highway and other public infrastructure projects as well as nonresidential and residential development. While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure projects has been comparatively more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Obligation of federal funds is a leading indicator of highway construction activity in the United States. During 2012, lack of certainty and consistency of long-term federal infrastructure funding negatively affected spending on public infrastructure projects (see section Federal and State Highway Appropriations on pages 59 through 61). By way of example, while the total value of United States construction spending increased 9.2% in 2012 compared with 2011, overall public-works spending decreased 2.7% in 2012. As reported by The American Road and Transportation Builders Association (“ARTBA”), spending on highways, streets and bridges increased slightly to $79.5 billion in 2012 from $78.9 billion in 2011. ARTBA estimates that the value of transportation construction put in place will show modest growth in 2013, increasing 3%. Management believes public-works projects accounted for more than 50% of the total annual aggregates consumption in the United States during 2012; this has consistently been the case since 1990. Approximately 51% of the Corporation’s 2012 heritage aggregates shipments were in the public sector; thus, the Aggregates business benefits from public-works construction projects. Accordingly, management believes exposure to fluctuations in nonresidential and residential, or private sector, construction spending is lessened by the business’ mix of public sector-related shipments.

According to the U.S. Census Bureau, spending for the private nonresidential construction market increased 15.4% in 2012 compared with 2011. Approximately 30% of the Corporation’s 2012 heritage aggregates shipments were related to the nonresidential construction market. Historically, approximately half of the Corporation’s nonresidential construction shipments have been used for office and retail projects, while the remainder has been used for heavy industrial and capacity-related projects. Heavy industrial construction

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 53

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

activity has been supported in recent years by expansion of the energy sector, namely development of shale-based natural gas fields.

The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions (including roads, sidewalks, and storm and sewage drainage) and aggregates used in home construction. Therefore, the timing of new subdivision starts, as well as, new home starts, equally affects residential volumes. Private residential construction market spending increased 16.8% in 2012 from 2011, according to the U.S. Census Bureau; however, despite signs of residential recovery, private residential construction spending remains at extremely low historical levels.

Vertically-integrated operations generally follow construction industry trends and accounted for 20% of the Aggregates business’ 2012 net sales.

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

In 2012, the average selling price for the heritage aggregates product line increased 2.5% due to increased demand. Opportunities to increase pricing will be on a market-by-market basis. Management believes pricing increases in 2013 and beyond will approximate the Corporation’s 20-year annual average, 3.6%, and correlate, after consideration of a 6-to-12-month lag factor, with changes in demand. Pricing is determined locally and is affected by supply and demand characteristics of the local market.

The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. While a recessionary economy increases those risks, both lien rights and payment bonds help mitigate the risk of uncollectible receivables. However, the recessionary construction economy has delayed payments from certain of the Corporation’s customers. Historically, the Corporation’s bad debt write offs have not been significant to its operating results. Further, management considers the allowance for doubtful accounts adequate as of December 31, 2012.

Management expects the overall long-term trend of consolidation of the aggregates industry to continue. The Corporation’s Board of Directors and management continue to review and monitor strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar or complementary businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to markets that the Corporation views as attractive. During the year, the Corporation reviewed possible transactions as part of its long-term strategic plan; however no acquisitions were consummated during 2012 (see section Internal Expansion and Integration of Acquisitions on page 66).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 54

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Aggregates Industry and Corporation Risks

General Economic Conditions

The overall United States economy began showing signs of stability during 2012; however, economic and political uncertainty impeded significant growth. The unemployment rate fell from 8.5% to a national average of 7.8% at December 31, 2012; nonetheless, the unemployment rate remains at a level notably higher than the prerecession rate of 4.4% at December 2006. According to the Bureau of Labor Statistics, unemployment in the construction industry fell from 16.0% at December 31, 2011 to 13.5% at December 31, 2012. Further, despite signs of residential recovery and the Federal Reserve keeping the federal funds rate near zero percent, housing permits remain significantly below normalized annual levels.

Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Appropriations on pages 59 through 61). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various user taxes, typically gasoline taxes and vehicle fees. Based on national averages, user taxes represented the largest component of highway revenues, averaging 39% in fiscal year 2010, the latest available statistics. The use of general funds as a percentage of each state’s highway revenues varies, with a national average of 5% in fiscal year 2010. Therefore, state budget spending cuts typically only affect a small percentage of a state’s highway spending. However, as states experience declining tax revenues and grapple with long-term resolutions for budget deficits, funding for infrastructure projects continues to be pressured. As a result, amounts put in place or spent may be below amounts authorized under legislative acts. Management believes that innovative state-level funding, such as bond issues, toll roads and tax initiatives, will grow as states play an expanding role in infrastructure funding. For example, in January 2013, the governor of Virginia announced his 2013 Transportation Funding and Reform Package, aimed at providing $3.1 billion in additional transportation funding for the state over the next five years. This package would do so, in part, by replacing the state’s gas tax with a 0.8% increase in Virginia’s sales and use tax dedicated to transportation, shifting a portion of general fund revenue to transportation and increasing fees for vehicle registration and for alternative-fuel vehicles. The package was subsequently approved by the Virginia House of Delegates. On February 12, 2013, the Virginia Senate Finance Committee passed an amended version of the governor’s bill that, if enacted, could generate an estimated $4.5 billion over the next five years through increased gas taxes, among other things. According to ARTBA’s 2012 Ballot Initiative Report, public support for state and local transportation ballot investment initiatives during the past four elections has been strong. In the November 2012 elections, voters approved 68% of the transportation funding measures with a value of $2.4 billion.

The impact of any economic improvement will vary by local market. Profitability of the Aggregates business by state may not be proportional to net sales by state because certain of the Corporation’s intrastate markets are more profitable than others, notably markets in the southeastern United States. Further, while the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of local economies, which may differ from the economic conditions of the state or region.

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

As of December 2012, as reported by Moody’s Economy.com Inc. (“Moody’s”), all state economies were flat or beginning to expand. For comparison, as of December 2011, as reported by Moody’s, all state economies, except Georgia, were flat or beginning to recover.

The Aggregates business’ top five sales-generating states, namely Texas, North Carolina, Iowa, Colorado and Georgia, together accounted for 57% of its 2012 net sales by state of destination. The top ten sales-generating states, which also include South Carolina, Florida, Indiana, Arkansas and Nebraska together accounted for 78% of the Aggregates business’ 2012 net sales by state of destination.

Supported by population growth and business diversity, Texas has made the transition from recovery to expansion, the largest state thus far to achieve such distinction. Texas added over 427,000 people from July 2010 to July 2011, more than any other state, according to recent statistics published by the U.S. Census Bureau. Furthermore, not only did Texas replace all of its recession-hit jobs by December 2011, the state has also seen employment growth of 2.5% during 2012. For fiscal 2013, combined highway funding, including state Department of Transportation, local lettings and other obligations, is projected to be $8.9 billion, an increase of 143% compared with fiscal year 2012. Included in this projection is $6.8 billion for six projects that Texas Department of Transportation has applied for funding assistance under the Transportation Infrastructure Finance and Innovation Act, or TIFIA (see section Federal and State Highway Appropriations on pages 59 through 61). In Texas, funding for highway construction comes from dedicated sources as opposed to the use of general funds. Significant growth in Texas’ residential market has come from multi-family construction with multi-family permits increasing 70% over 2011 and rising to a prerecession rate. With the strength of Texas’ economy, the single-family residential market has begun a sustainable recovery. Permits increased over 20% and the inventory of available houses has declined substantially from 2011 levels. The nonresidential construction market continues to be positively affected by aggregates shipments to the energy sector, particularly the Eagle Ford Shale field.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 56

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

This trend is expected to continue in 2013. According to McGraw-Hill Construction’s outlook, total construction in Texas is expected to grow 15% in 2013 across all sectors.

	ESTIMATED POPULATION
Top 10 Revenue- Generating States of Aggregates Business	Percent Change in Population 2010 to 2012	Population Rank July 1, 2012
Texas	3.6%	2
North Carolina	2.3%	10
Iowa	0.9%	30
Colorado	3.1%	22
Georgia	2.4%	8
South Carolina	2.1%	24
Florida	2.7%	4
Indiana	0.8%	16
Arkansas	1.1%	32
Nebraska	1.6%	37

Source: U.S. Census Bureau, Population Division

Economic recovery in North Carolina economy continues to lag the nation. Job growth remains considerably behind that of the rest of the United States, as evidenced by the state unemployment rate of 9.2% at December 31, 2012. The state’s infrastructure construction market was down in 2012 compared with 2011 based on the dollar value of state department of transportation project lettings. The North Carolina Turnpike Authority delayed the 2012 bid for the $700 million Garden Parkway due to environmental issues, but expects federal approval in the first half of 2013. The Garden Parkway is funded through a budget provision providing money for the construction of four toll road projects for a total of $3.2 billion; the Corporation has quarries that are positioned for competitively bidding the jobs. For fiscal year 2013, the North Carolina Department of Transportation budget is $5.2 billion, compared with fiscal year 2012 total expenditures of $4.7 billion. Additionally, the North Carolina Department of Transportation has applied for funding assistance under TIFIA, submitting requests for two projects with total costs of more than $1.2 billion. The Corporation’s statewide aggregates shipments to the nonresidential construction market were down 3% from 2011 levels; however, recent market data indicates lower vacancy rates and increased absorption in nonresidential properties, which portend a recovery in this market. The residential market is finally beginning to experience growth in certain metro areas. Increases in building permits and home sales in several markets, as well as a reduction in developed lots available, indicate a recovering residential market in North Carolina. Beyond the near term, conditions in North Carolina are favorable for steady growth in the housing market as population gains will support demand for new homes. Historically, the Corporation’s North Carolina operations have been above average in rate of pricing growth and profitability due to its quarry locations in growing market areas and their related transportation advantage.

The Iowa economy, which is highly dependent on agriculture and related manufacturing industries, continues to show signs of steady growth. In fact, Iowa has been one of the Corporation’s most consistently stable markets over the past five years. The state’s unemployment rate, 4.9% at December 31, 2012, remains one of the lowest in the country and is forecasted to decline to prerecession levels in late 2013. Iowa continues to be the largest corn and pork-producing state in the nation. Increased demand for agricultural commodities, including corn and soybeans, along with growing commodity prices, has driven farm and land values upward. The Corporation has benefited from the agricultural growth, as statewide shipments for agricultural lime increased over 30% during 2012. The Iowa Transportation Commission approved the FY 2013-2017 Iowa Transportation Improvement Program. Over the next five years, $2.6 billion is forecast to be available for highway construction. This approval is up slightly from the appropriated funding per the FY 2012-2016 program. In addition, $1.3 billion is targeted for modernizing and maintaining the existing infrastructure. State highways maintained by the Iowa Department of Transportation are financed with federal funds and dedicated highway-user tax revenues; no state general fund revenue is used.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 57

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Iowa’s residential construction market is improving, as single-family permits have increased at a pace similar to the national average. Residential construction is forecast to improve slightly in 2013. During 2012, Iowa landed the two largest capital investments in its history. Orascom Construction Industries announced plans to build a $1.4 billion fertilizer plant scheduled to open in 2015 in southeast Iowa. Additionally, CF Industries announced plans to invest $1.7 billion to expand its fertilizer complex near Sioux City. The nonresidential construction market is expected to be flat in 2013 compared with 2012.

The Colorado economy outperformed the national economy in 2012 and is positioned to expand at a healthy pace in 2013. Although the state’s unemployment rate at December 31, 2012 of 7.6% is on par with the national average, Colorado’s labor force participation (i.e., percentage of working-age persons who are employed or are unemployed but actively looking for employment) is high, signaling a strong labor market. Highway funding is relatively flat for fiscal year 2013. On a positive note, local ballot measures approved in Denver will generate some additional funding for infrastructure. Additionally, the Colorado Department of Transportation should see increased bid activity due to its Responsible Acceleration of Maintenance and Partnerships, or RAMP, program which allows long-term financing of multi-year projects versus pay-as-you-go funding. RAMP also provides the Department of Transportation a one-time opportunity to increase its annual infrastructure funding by up to $300 million per year over a five-year period. Nonresidential construction is expected to improve significantly during 2013; McGraw-Hill Construction forecasts growth of 57% in hotel construction, 8% in manufacturing facilities and 5% in retail. Additionally, favorable market conditions will keep energy sector activity strong, particularly at the Niobrara Shale formation. The residential construction market has begun an earnest recovery, particularly in the metro-Denver and Front Range cities. Single- and multi-family building permits increased over 50% in 2012, although they remain at historically low levels.

Georgia’s economy was hit much harder by the recession than the nation as a whole led by significant declines in residential construction. Conditions have begun to improve and Georgia’s economic recovery should gain momentum in 2013. Although above the national average, Georgia’s unemployment rate dropped from 9.7% at December 2011 to 8.6% at December 31, 2012. Georgia’s state budget situation has improved significantly over the past two fiscal years. Revenue collections have gradually strengthened, allowing the state to begin rebuilding its “rainy day fund”. Motor fuel tax revenues, which are dedicated to the state highway fund, are expected to increase slightly in fiscal year 2013 compared with actual tax collections in fiscal 2012, per the state Office of Planning and Budget. State Department of Transportation spending is expected to increase 2.6% to $2.01 billion in 2013 compared with 2012. Furthermore, in July 2012, three tax districts voted to levy a 1% sales tax for 10 years to fund specified transportation projects in those districts. The Corporation is well-positioned within these districts to benefit from the projected revenues of $1.8 billion over the ten-year period. Port activity continues to remain strong — the Port of Brunswick has become the third-busiest port for auto imports and the Port of Savannah is one of the nation’s leading container ports. Recently, the state approved the issuance of $181.1 million in general obligations bonds to fund the Savannah Harbor Expansion Project, which will deepen the harbor by five feet once completed. This expansion, which will begin in fiscal 2013 and be completed in 2016, is in anticipation of the increased and larger vessel traffic through the Panama Canal. According to the Georgia Department of Economic Development, in fiscal 2012, the state successfully recruited 403 companies to either expand into or relocate to Georgia. This steady influx of industrial development will provide $5.97 billion in intended investments and over 28,000 new jobs over the next several years. While single-family housing permits are down more than 80% from record 2005 levels, the gradual progress at clearing out the massive inventory of foreclosures has allowed a nascent recovery to begin in the residential construction market.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 58

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Federal and State Highway Appropriations

•	Passage of two-year federal highway bill provides roadway construction

•	Incremental funding dollars with TIFIA range from $30 billion to $50 billion over the next three to four years

•	Need for transportation improvements outpaces funding by 225%

The federal highway bill provides annual highway funding for public-sector construction projects. On July 6, 2012, the President signed into law MAP-21, which maintains highway expenditures at current levels, approximately $40 billion per year through September 30, 2014, with modest increases to reflect projected inflation. MAP-21 succeeds the Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users which expired on its own terms on September 30, 2009. During the reauthorization process, the federal highway program operated under a series of nine short-term continuing resolutions. Historically, states are reluctant to commit to long-term projects while operating under continuing resolutions, particularly those that are short-term in nature. MAP-21’s passage nine months into the federal fiscal year ended September 30, 2012 meant that a disproportionately large percentage of federal highway funds were obligated during the last three months of the calendar year. Additionally, unspent funds earmarked during fiscal years 2003 through 2006 were made available in August 2012, providing state departments of transportation the authority to obligate an additional $400 million of funding by December 31, 2012. Subsequently, obligations of federal highway funds totaled $4.73 billion for the three months ended December 31, 2012, a 91% improvement over the $2.47 billion level for the comparable 2011 period and marking the highest level of obligations since fiscal year 2010, as reported by ARTBA.

MAP-21 includes significant reform provisions. Specifically, MAP-21 accelerates the transportation project review and approval process; reduces the total number of categories within the highway program by two-thirds and focuses remaining activities on national priorities; expands and enhances the ability of states to use tolling; and eliminates earmarks.

MAP-21 also significantly expands TIFIA funding. TIFIA, a U.S. Department of Transportation alternative funding mechanism, provides three types of federal credit assistance for nationally or regionally significant surface transportation projects. TIFIA is designed to fill market gaps and leverage substantial private co-investment by providing projects with supplemental or subordinate debt which is not subject to national debt ceiling challenges or sequestration. Since its inception in 1998, TIFIA has provided credit assistance to 27 projects representing approximately $36 billion in infrastructure investment. Under MAP-21, TIFIA funding increases from $122 million per year to $750 million for fiscal year 2013 and $1.0 billion in fiscal year 2014. TIFIA does not require the 20% matching funds from state departments of transportation found under MAP-21. Consequently, states can advance construction projects immediately with potentially zero outlay of current department of transportation budget dollars. TIFIA requires projects to have a revenue source to pay back the credit assistance within a 30-40 year period. Moreover, TIFIA funds may now represent up to 49% of total project costs (up from 33%). Furthermore, the TIFIA program has the ability to significantly leverage construction dollars. Each dollar of federal funds can provide up to $10 in TIFIA credit assistance, leveraging an estimated $30 billion to $50 billion in new transportation infrastructure investment after consideration of the increased proportion of TIFIA dollars to total project costs and private investment. Private investment in transportation projects funded through the TIFIA program is particularly attractive, in part due to the subordination of public investment to private. Management believes that TIFIA could provide a substantial boost for state department of transportation construction programs well above what states have currently budgeted. Additionally, TIFIA’s incremental construction dollars exceed the total stimulus dollars awarded by the U.S. Department of Transportation from the American Recovery and Reinvestment Act, which expired on December 31, 2012.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 59

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Highway Trust Fund, which is divided into the Highway Account and the Mass Transit Account, is primarily funded through a federal tax of $0.184 per gallon on gasoline, unchanged since 1993, and a federal tax on other fuels. In recent years, the Highway Trust Fund experienced shortfalls as improved automobile fuel efficiency and high gas prices both resulted in fewer miles driven. These shortfalls created a significant decline in federal highway funding levels. In response, Congress enacted laws to transfer money from the Treasury’s General Fund to the Highway Trust Fund to ensure that it retained a positive balance. From 2008 through 2011, Congress transferred a total of $34.5 billion from the General Fund to the Highway Trust Fund. In 2010, the Hiring Incentives to Restore Employment Act authorized the most recent transfer and the resumption of interest credits to the Highway Trust Fund. To assure that the Highway Trust Fund has sufficient resources to finance transportation investment levels, MAP-21 funding comes from the following sources: extension of the federal motor fuel taxes through September 30, 2016 and the truck excise taxes through September 30, 2017; transfer of $2.4 billion from the Liquid Underground Storage Tank Fund into the Highway Trust Fund; and shift of $18.8 billion from the General Fund to the Highway Trust Fund, including $16.6 billion to the Highway Account and $2.2 billion to the Mass Transit Account. The Congressional Budget Office projects that, depending on cash flows to the Highway Trust Fund and absent any legislative changes, the Highway Account will be exhausted by fiscal year 2015.

Most federal funds are available for four years. Once the federal government approves a state project, funds are committed and considered spent regardless of when the cash is actually spent by the state and reimbursed by the federal government. According to the Federal Highway Administration, funds are generally spent by the state over a period of years, with approximately 27% in the year of funding authorization, 41% in the succeeding year, 16% in the third year and the remaining 16% is spent in the fourth year and beyond.

Federal highway laws require Congress to annually appropriate highway funding levels, which continue to be subject to balanced budget and other proposals that may impact the funding available for the Highway Trust Fund. Currently, the only major uncertainty is whether highway funding will be affected when Congress tries to address federal spending before automatic sequestration takes place in March 2013. Although the Highway Trust Fund is exempt from sequestration, spending-reduction legislation could result in cuts to highway investment. However, investments in transportation improvements generally create new jobs, which is a priority of many of the government’s economic plans. According to the Federal Highway Administration, every $1 billion in federal highway investment creates approximately 28,000 jobs. The number of jobs created is dependent on the nature and the aggregates intensity of the projects. Approximately half of the Aggregates business’ net sales to the infrastructure market come from federal funding authorizations, including matching funds from the states.

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

States will play an expanding role in infrastructure funding. Management believes that innovative financing, such as bond issuances, toll roads and tax initiatives, at the state level will grow at a faster rate than federal funding. In fact, ARTBA’s 2012 Ballot Initiative Report reported that voters in various states approved 68% of the state and local transportation measures that, once enacted, would provide nearly $2.4 billion in additional transportation funding, primarily in Arkansas, Colorado and Texas. State spending on infrastructure generally leads to increased growth opportunity for

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 60

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect performance.

The need for surface transportation improvements outpaces the amount of funding available. A significant number of roads, highways and bridges, built following the establishment of the Interstate Highway System in 1956, are now in need of significant repair or reconstruction. According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 38 percent from 1990 to 2010, while new lane road mileage increased only 4 percent over the same period. TRIP also reports that 32 percent of the nation’s major roads are in poor or mediocre condition and 24 percent of the nation’s bridges are structurally deficient or functionally obsolete. Furthermore, a 2009 report, the latest available, issued by the American Society of Civil Engineers (“ASCE”) rated all fifteen infrastructure categories as being in poor or mediocre condition. ASCE estimates that the aging infrastructure and the poor condition of roads in the United States cost approximately $130 billion per year in repairs, operating costs and travel time delays. According to the American Association of State Highway Transportation Officials, construction costs are expected to increase 70 percent from 1993 to 2015.

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

Cost Structure

•	Top 8 cost categories represent 94% of the Aggregates business’ direct production costs

•	Underabsorption of fixed costs due to operating below capacity

•	Health and welfare costs increased 2% to 3% per year over past ten years compared with national average of 6% to 7% over same period; Corporation’s cost increase expected to approximate 10% in 2013

•	Pension expense increased from $17.2 million in 2011 to $26.5 million in 2012; pension costs expected to approximate $29.5 million in 2013

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

Generally, the top eight categories of direct production costs for the Aggregates business are (1) labor and related benefits; (2) depreciation, depletion and amortization; (3) energy; (4) raw materials; (5) repairs and maintenance; (6) supplies; (7) contract services and (8) royalties. In 2012, these categories represented approximately 94% of the Aggregates business’ total direct production costs.

Fixed costs are expenses that do not vary based on production or sales volume. Management estimates that, under normal operating capacity, 40% of the Aggregates business’ cost of sales is fixed, another 30% is semi-fixed and 30% is variable in nature. However, in 2012, fixed costs were near 70% of total production costs, higher than the historic average. In fact, fixed costs at some locations were nearing 90% of total costs as the decision to remain open essentially converts all costs to a fixed nature. For these reasons, the Corporation’s operating leverage can be substantial. Variable costs are expenses that fluctuate with the level of production volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, diesel, supplies, repairs and freight costs also increase in connection with higher production volumes.

Generally, when the Corporation invests capital to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, can offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation. Further, due to the current economic environment, the Aggregates business has operated at a level significantly below capacity, thereby, restricting the Corporation’s ability to capitalize $50.9 million and $55.9 million of costs at December 31, 2012 and 2011, respectively, which could have been inventoried under normal operating conditions.

Diesel fuel, which averaged $3.10 per gallon in 2012 and $2.96 per gallon in 2011, represents the single largest component of energy costs for the Aggregates business. Changes in energy costs also affect the prices that the Corporation pays for supplies, including explosives, conveyor belting and tires. Further, the Corporation’s contracts of affreightment for shipping aggregates on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Corporation if the price of fuel moves beyond a contractual range.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 62

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation also consumes diesel fuel, coal, petroleum coke and natural gas in the Specialty Products manufacturing process. The Corporation has fixed price agreements for the supply of coal and approximately 25% of its natural gas needs in 2013.

The Corporation’s vertically-integrated operations require the intersegment use of products as raw materials. Liquid asphalt and cement serve as key raw materials in the production of hot mix asphalt and ready mix concrete, respectively. Fluctuations in prices for these raw materials directly affect the Corporation’s operating results.

Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Further, workforce reductions resulting from plant automation, mobile fleet right-sizing and the economic downturn have helped the Corporation control rising labor costs. The Corporation has been reviewing its operations during the recessionary construction economy and, where practical, has temporarily idled certain of its quarries. The Corporation is able to serve these markets with other open quarries that are in close proximity. Further, in certain markets, management has created production “super crews” that work at various locations within a district. For example, within a market, a crew may work three days per week at one quarry and the other two workdays at another quarry within that market. This has allowed the Corporation to reduce headcount, as the number of full-time employees has been reduced or eliminated at locations that are not operating at full capacity. During 2012, tons per working man hour improved 6% for the Aggregates business.

Rising health care costs have affected total labor costs in recent years and are expected to continue to increase. Over the past ten years, the Corporation has experienced health care cost increases averaging 2% to 3% per year, whereas the national average was 6% to 7% over the same period. In 2012, the Corporation’s health and welfare costs per employee decreased 6% due to favorable claims expense. In 2013, the Corporation’s health and welfare costs are expected to increase approximately 10%. A lower discount rate is expected to increase the Corporation’s pension expense in 2013. (see section Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions on pages 74 and 75).

Historically, the impact of inflation on the Corporation’s businesses has been less significant due to moderate inflation rates, coupled with the Corporation’s ability to increase its selling prices in a normal economic environment.

Consolidated selling, general and administrative costs increased $14.3 million in 2012 compared with 2011. The increase reflects the absorption of overhead for the Corporation’s Denver operations, costs for an information systems update and increased pension expense. As a percentage of net sales, SG&A expenses improved 70 basis points to 7.5%.

Shortfalls in federal, state and local revenues may result in increases in income taxes and other taxes. The federal government may also increase tax rates or eliminate deductions in response to the federal deficit. The Corporation derives a significant tax benefit from the federal depletion deduction (see section Critical Accounting Policies and Estimates – Estimated Effective Income Tax Rate on pages 76 through 78).

Transportation Exposure

The U.S. Department of the Interior’s geological map of the United States shows the possible sources of indigenous surface rock and illustrates its limited supply in the coastal areas of the United States from Virginia to Texas.

With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases wholly supplied, from inland and offshore quarries. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. Accordingly, aggregates shipments are moved by rail or water through the Corporation’s long-haul distribution network. In 1994, the Corporation had 7 distribution yards. At December 31, 2012, the Corporation had 62 distribution yards. The Corporation’s Bahamas and Nova Scotia locations transport materials via oceangoing ships. In 2011, the Corporation opened an aggregates sales yard near Tampa, Florida, adding to its rail-distribution network and serving the Tampa and Lakeland, Florida, markets. Additionally, in 2010, the Corporation acquired a deep-water port operation in Port Canaveral, Florida that serves the greater

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 63

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Orlando market, the second-largest aggregates-consuming area in Florida. The Corporation is currently focusing a portion of its capital spending program on key distribution yards in the southeastern United States.

As the Corporation moves aggregates by rail and water, internal freight costs reduce profit margins when compared with aggregates moved by truck. The freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:

Option 1:

The customer supplies transportation.

Option 2:

The Corporation directly ships aggregates products from a production location to a customer by arranging for a third-party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are separately presented in the statements of earnings. Such revenues and costs for the Aggregates business were $180.5 million, $175.5 million and $160.4 million in 2012, 2011 and 2010, respectively. Freight and delivery revenues and costs increased in 2012 due to increased shipment levels.

Option 3:

The Corporation transports aggregates, either by rail or water, from a production location to a distribution yard at which the selling price includes the associated internal freight cost. These freight costs are included in the Aggregates business’ cost of sales and were $134.6 million, $116.8 million, and $107.3 million for 2012, 2011 and 2010, respectively. The rail component of these freight costs increased in 2012 due to increased shipments to materials yards. Transportation costs from the distribution yard to the customer are accounted for as described above in options 1 or 2, as applicable.

For analytical purposes, the Corporation eliminates the effect of freight on margins with the second option. When the third option is used, margins as a percentage of net sales are negatively affected because the customer does not typically pay the Corporation a profit associated with the transportation component of the selling price. For example, a customer in a local market picks up aggregates by truck at the quarry and pays $6.50 per ton. Assuming a $1.50 gross profit per ton, the Corporation would recognize a 23% gross margin. However, if a customer purchased a ton of aggregates transported to a distribution yard by the Corporation via rail or water, the selling price may be $12.50 per ton, assuming a $6.00 cost of freight. With the same $1.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 12% as a result of the internal freight cost.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 64

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates product line shipments in 2012 was 75% by truck, 19% by rail and 6% by water (see section Analysis of Gross Margin on pages 51 and 52).

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

The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, meeting minimum tonnage requirements of shipping contracts, demurrage costs, fuel costs, ship availability and weather disruptions. This risk was somewhat mitigated in 2012 as a result of the December 2011 asset exchange with Lafarge North America Inc. In this transaction, the Corporation exchanged its Mississippi River assets, including its barge distribution network, for assets located in Denver, Colorado. After this asset exchange, the Corporation’s waterborne transportation is predominately via oceangoing vessels. The Corporation’s average shipping distances from its Bahamas and Nova Scotia locations are 600 miles and 1,200 miles, respectively. Due to the majority of the shipments going to Florida, the weighted-average shipping distances are approximately 30 percent less than these averages. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. If the Corporation fails to ship the annual minimum tonnages under the agreement, it must still pay the shipping company the contractually-stated minimum amount for that year. In 2012, the Corporation incurred a $2.4 million charge for not shipping minimum tonnages. Similar charges are possible in 2013 if shipment volumes do not increase. The Corporation’s contracts of affreightment have varying expiration dates ranging from 2013 to 2017 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration or that terms will continue without significant increases.

Management expects the multiple transportation modes that have been developed with various rail carriers and via deep-water ships will provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 65

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Internal Expansion and Integration of Acquisitions

The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable facilities at the Corporation’s quarrying operations. However, during the trough period of the construction cycle, the Corporation set a priority of preserving capital while maintaining safe, environmentally-sound operations. Capital spending in excess of depreciation expense in previous years has allowed the Corporation to reduce capital spending during the trough period of the construction cycle without compromising the Corporation’s commitment to safety, the environment and future growth. The Corporation has continued to opportunistically acquire land with long-term mineral reserves to expand its aggregates reserve base through the cyclical trough. As the Corporation returns to a more normalized operating environment, management expects to focus its capital spending program on expanding key Southeast and Southwest operations.

In addition to capital projects for the Aggregates business, in 2012, the Corporation completed construction of a $53 million dolomitic lime kiln at its Specialty Products location in Woodville, Ohio. The kiln provides 275,000 tons of additional annual capacity which is committed under a long-term contract.

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

The Corporation has a successful history of business combinations and integration of these businesses into its heritage operations. The Corporation integrated its Colorado operations, acquired in December 2011, into its disciplined cost structure during 2012.

Environmental Regulation and Litigation

The expansion and growth of the aggregates industry is subject to increasing challenges from environmental and political advocates hoping to control the pace and direction of future development. Certain environmental groups have published lists of targeted municipal areas, including areas within the Corporation’s marketplace, for environmental and suburban growth control. The effect of these initiatives on the Corporation’s growth is typically localized. Further challenges are expected as the momentum of these initiatives ebb and flow across the United States. Rail and other transportation alternatives are being heralded by these special-interest groups as solutions to mitigate road traffic congestion and overcrowding.

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

metropolitan areas in the Corporation’s markets, such as Houston/Galveston, Texas; Dallas/Fort Worth, Texas; Greensboro/Winston-Salem/High Point, North Carolina; Charlotte/Gastonia, North Carolina; Council Bluffs, Iowa; Denver, Colorado; Boulder, Colorado; Fort Collins/ Greeley/Loveland, Colorado; Atlanta, Georgia; Macon, Georgia; Rock Hill, South Carolina; Tampa/St. Petersburg/ Clearwater, Florida; Indianapolis, Indiana and Crittenden County, Arkansas. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

The EPA includes the lime industry as a national enforcement priority under the Clean Air Act. The Corporation has received notices of violation/findings of violation (“NOVs”) from the EPA regarding its compliance with the Clean Air Act’s New Source Review (“NSR”) program at its Specialty Products dolomitic lime manufacturing plant in Woodville, Ohio. The Corporation has been providing information to the EPA in response to these NOVs and has had several meetings with the EPA. The Corporation believes it is in substantial compliance with the NSR program. Because the enforcement proceeding is in its initial stage, the Corporation cannot presently reasonably estimate what likely penalties or upgrades to equipment might ultimately be required. The Corporation believes that any costs related to any required upgrades will be spread over time and will not have a material adverse effect on the Corporation’s results of operations or its financial condition, but can give no assurance that the ultimate resolution of this matter will not have a material adverse effect on the financial condition or results of operations of the Specialty Products segment of the business.

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

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management and counsel, based upon currently available facts, it is remote that the ultimate outcome of any litigation or other proceedings, including those pertaining to environmental matters, relating to the Corporation and its subsidiaries, will have a material adverse effect on the overall results of the Corporation’s operations, cash flows or financial position.

Specialty Products Segment

Through its Specialty Products segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications and dolomitic lime for use primarily in the steel industry. In 2012, 71% of Specialty Products’ net sales were attributable to chemicals products, 28% were attributable to lime and 1% was attributable to stone. Net sales increased in 2012 reflecting growth in both magnesia chemicals sales and dolomitic lime shipments to the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 67

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

steel industry, as well as, increased sales from the new capacity generated from the completion of a new lime kiln.

In 2012, approximately 73% of the lime produced was sold to third-party customers, while the remaining 27% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, approximately 46% of Specialty Products’ 2012 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry. These trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. In 2012, U.S. steel production increased 3% over 2011 and domestic capacity utilization averaged 74%. Although the steel industry is performing better than the economy as a whole, production levels remain below the 100 million-ton mark exceeded in each year between 2002 through 2008. During these seven years, the average capacity utilization rate was 97%. Average capacity utilization is expected to rise but not reach 80% in 2013.

Approximately 11% of Specialty Products’ 2012 revenues came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the U.S. dollar is used as the functional currency in foreign transactions.

Given high fixed costs, low capacity utilization can negatively affect the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability.

Approximately 70% of Specialty Products’ hourly workforce are members of a labor union. Union contracts cover employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract for the Manistee location expires in August 2015. The labor contract for Woodville expires in June 2014.

As discussed in section Internal Expansion and Integration of Acquisitions on page 66, the Corporation completed construction of a new dolomitic lime kiln at its Woodville, Ohio, facility in 2012. The new kiln, which became functional on November 1, generated $3.1 million of net sales during 2012. Going forward, the new kiln is expected to provide annual net sales ranging from $22 million to $25 million with margins comparable to existing operations.

The Specialty Products’ operations are essentially running at capacity. Management expects organic growth in 2013 net sales and gross profits from the new dolomitic lime kiln. Beyond 2013, management expects future organic growth to result from increased pricing, rationalization of the current product portfolio and/or further cost reductions since the productive capacity of the new kiln is fully utilized under a 20-year take-or-pay contract. In the current operating environment, any unplanned change in costs or realignment of customers introduces volatility to the earnings of the Specialty Products segment.

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

for construction projects is unavailable or if the economic slowdown causes further delays or cancellations of capital projects. Federal and state budget issues, including sequestration of budget programs, may continue to negatively affect the funding available for infrastructure spending.

While a recessionary economy can increase collectibility risks related to receivables, lien rights and payment bonds posted by some of the Corporation’s customers can help mitigate the risk of uncollectible accounts. However, the Corporation has experienced a delay in payments from certain of its customers during the economic downturn. Further, recent market performance and declines in pension asset values have resulted in increased required cash contributions to the plans in recent years. A lower discount rate is expected to increase the Corporation’s pension expense in 2013.

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

Internal Control and Accounting and Reporting Risk

The Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2012. A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness.

Accounting rulemaking, which may come in the form of updates to the Accounting Standards Codification and speeches by various rule-making bodies, has become increasingly complex and generally requires significant estimates and assumptions in its interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board (the “FASB”) and the Securities and Exchange Commission (“SEC”) (see Accounting Changes section of Note A to the audited consolidated financial statements on page 19 and section Critical Accounting Policies and Estimates on pages 71 through 80).

The FASB and the International Accounting Standards Board (the “IASB”) continue to work on several joint projects designed to improve both accounting standards under United States generally accepted accounting principles (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”), and ultimately make these standards comparable. Through these projects, the boards intend to improve financial reporting information for investors while also aligning U.S. and international accounting standards. Proposed accounting changes are being issued one topic at a time. The Corporation has not evaluated the potential impact for all of the topics. The impact of these potential changes could be material to the Corporation’s financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 69

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The SEC is expected to make a decision in 2013 whether to incorporate IFRS into the United States financial reporting system. To date, the SEC has received strong support for retaining U.S. GAAP as the statutory basis for U.S. financial reporting and for a gradual transition incorporating international accounting standards into U.S. GAAP.

For additional discussion on risks, see the section “Risk Factors” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2012.

Outlook 2013

Management expects significantly stronger construction activity across the country in 2013 and believes the Corporation is well-positioned to capitalize on this opportunity. Management is encouraged by various positive trends in its business and markets, especially as MAP-21 and other programs are implemented. For 2013, management currently expects shipments to the infrastructure end-use market to increase in the mid-single digits, driven by the impact of MAP-21, TIFIA and state-sponsored programs. Management anticipates the nonresidential end-use market to increase in the high-single digits given that the Architecture Billings Index, a leading economic indicator for nonresidential construction spending activity, is reflecting the strongest growth in billings at architecture firms since the end of 2007. Residential construction is experiencing a level of growth not seen since late 2005 with seasonally-adjusted starts ahead of any period since 2008. Management believes this trend in housing starts will continue and the Corporation’s residential end-use market will experience double-digit volume growth. Finally, the ChemRock/Rail end-use market is expected to be flat compared with 2012. Cumulatively, management anticipates heritage aggregates product line shipments will increase 4% to 6%. As a reminder, the Corporation experienced moderate weather in the first five months of 2012 which allowed an earlier-than-normal start to the construction season in many of its markets. If the Corporation experiences more typical winter weather in 2013, the quarterly pattern of aggregates shipments and earnings will differ versus 2012. In particular, 2013 first-quarter results will be compared with a strong quarter in 2012.

Management currently expects heritage aggregates product line pricing will increase 2% to 4% in 2013. A variety of factors beyond the Corporation’s direct control may continue to exert pressure on volumes, and the forecasted pricing increase is not expected to be uniform across the company.

Vertically-integrated businesses are expected to generate between $350 million and $375 million of net sales and $20 million to $22 million of gross profit.

Increased production should lead to a slight reduction in aggregates product line direct production costs per ton compared with 2012. SG&A expenses as a percentage of net sales are expected to decline slightly.

Net sales for the Specialty Products segment should be between $220 million and $230 million, generating $81 million to $85 million of gross profit. Steel utilization and natural gas prices are two key factors for this segment.

Interest expense is expected to remain relatively flat. The Corporation’s effective tax rate is expected to approximate 26%, excluding discrete events. Capital expenditures are forecast at $155 million.

Risks To Outlook

The 2013 outlook includes management’s assessment of the likelihood of certain risk factors that will affect performance. The most significant risk to 2013 performance will be the United States economy and its impact on construction activity. While both MAP-21 and TIFIA credit assistance are excluded from federal budget sequester and the U.S. debt ceiling limit, the ultimate resolution of these issues may have a significant impact on the economy and, consequently, construction activity. Other risks related to the Corporation’s future performance include, but are not limited to, both price and volume and include a recurrence of widespread decline in aggregates volume negatively affecting aggregates price; the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; a significant change in the funding patterns for traditional federal, state and/or local infrastructure projects; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases, particularly if sequestration of budget

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 70

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

programs occurs; a decline in nonresidential construction, a decline in energy-related drilling activity resulting from certain regulatory or economic factors, a slowdown in the residential construction recovery, or some combination thereof; and a continued reduction in ChemRock/ Rail shipments resulting from declining coal traffic on the railroads. Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability. Currently, nearly all states have general fund budget issues driven by lower tax revenues. If these negatively affect transportation budgets more than in the past, construction spending could be reduced. North Carolina and Texas, states disproportionately affecting the Corporation’s revenue and profitability, are among the states experiencing these fiscal pressures, although recent statistics indicate that transportation budgets and tax revenues are increasing. The Specialty Products business essentially runs at capacity; therefore any unplanned changes in costs or realignment of customers introduce volatility to the earnings of this segment.

The Corporation’s principal business serves customers in aggregates-related construction markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, help to mitigate the risk of uncollectible receivables. The level of aggregates demand in the Corporation’s end-use markets, production levels and the management of production costs will affect the operating leverage of the Aggregates business and, therefore, profitability. Production costs in the Aggregates business are also sensitive to energy and raw materials prices, both directly and indirectly. Diesel fuel and other consumables change production costs directly through consumption or indirectly by increased energy-related input costs, such as, steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Corporation’s long-haul distribution network. The Specialty Products business is sensitive to changes in domestic steel capacity utilization and the absolute price and fluctuations in the cost of natural gas. However, due to recent technology developments allowing the harvesting of abundant natural gas supplies in the U.S., natural gas prices have stabilized.

Transportation in the Corporation’s long-haul network, particularly rail cars and locomotive power to move trains, affects its ability to efficiently transport material into certain markets, most notably Texas, Florida and the Gulf Coast. The availability of trucks to transport the Corporation’s product, particularly in markets experiencing increased demand due to energy sector activity, is also a risk. The Aggregates business is also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather, and the operations in the Denver, Colorado, market increase the Corporation’s exposure to winter weather. Hurricane activity in the Atlantic Ocean and Gulf Coast generally is most active during the third and fourth quarters.

Risks to the full-year outlook include shipment declines as a result of economic events beyond the Corporation’s control. In addition to the impact on nonresidential and residential construction, the Corporation is exposed to risk in its estimated outlook from credit markets and the availability of and interest cost related to its debt.

The Corporation’s future performance is also exposed to risk from tax reform at the federal and state levels.

For a discussion of additional risks, see Forward-Looking Statements — Safe Harbor Provisions on page 86.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 71

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Impairment Review of Goodwill

Goodwill is required to be tested at least annually for impairment. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 19.5% of the Corporation’s total assets at December 31, 2012, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations. The Corporation performs its impairment evaluation as of October 1, which represents the ongoing annual evaluation date.

There is no goodwill associated with the Specialty Products segment. For the Aggregates business, management determined the reporting units, which represent the level at which goodwill is tested for impairment, were as follows as of October 1, 2012:

•	Carolina, which included North Carolina;

•	Mideast, which included Indiana, Kentucky, Maryland, Ohio, Virginia and West Virginia;

•	Southeast, which included Alabama, Florida, Georgia, Mississippi, South Carolina, Tennessee and offshore quarry operations in the Bahamas and Nova Scotia;

•	West, which included Arkansas, Colorado, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, Nevada, North Dakota, Oklahoma, Texas, Utah, Washington and Wyoming.

Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation. In connection with the December 2011 asset exchange with Lafarge North America Inc., the Corporation reorganized its aggregates operations and collapsed its former South Central and Southeast Divisions into one division. This organizational change was reflected in the Corporation’s 2012 evaluation.

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

The Corporation has the option of performing a qualitative assessment before calculating the fair values of its reporting units in Step 1. As part of the qualitative assessment, the Corporation considers, among other things, the following events and circumstances: macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business- or reporting unit-specific events. Based on the qualitative assessment, the Corporation determines whether it is “more likely than not” (i.e., a likelihood of more than 50%) that the fair value of a reporting unit is higher than its carrying amount. If the Corporation concludes that this is the case, the Corporation does not perform any further goodwill impairment testing for that reporting unit. Otherwise, it proceeds to Step 1 of its goodwill impairment analysis. This qualitative assessment is optional and the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 72

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Corporation may bypass it for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. When the Corporation validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period.

For the 2012 impairment evaluation, the Corporation performed qualitative assessments of its Carolina, Mideast and West reporting units. Based on the totality of relevant drivers of fair value and relevant facts and circumstances, the Corporation determined that it is more likely than not that the fair values of these reporting units exceed their respective carrying amounts. The West reporting unit is most significant to the impairment evaluation as $422.1 million of the Corporation’s goodwill at December 31, 2012 is attributable to this reporting unit.

The Corporation performed a Step 1 analysis for its Southeast reporting unit. The fair value of the Southeast reporting unit was calculated using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a discount rate of 10.0% and terminal growth rate of 3.5%. The fair value of the Southeast reporting unit exceeded its carrying value by 46%, or $235 million, in 2012. The Southeast reporting unit had $81.3 million of goodwill at October 1, 2012.

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

A discount rate was calculated for the Southeast reporting unit and represents its weighted average cost of capital. The calculation of the discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, small-stock premium, company-specific premium, and borrowing rate.

The terminal growth rate was based on the projected annual increase in Gross Domestic Product.

Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future goodwill impairment evaluations could be negatively affected. Further, mineral reserves, which represent the underlying assets producing the reporting units’ cash flows, are depleting assets by their nature. The reporting units’ future cash flows will be updated as required based on expected future cash flow trends. Effective January 1, 2013, the Corporation reorganized certain locations within its reportable segments. Management is in the process of evaluating the impact of this reorganization as it relates to goodwill impairment testing. At this time, management believes the reorganization will not have a material adverse effect on the Corporation’s goodwill evaluation. The potential write off of goodwill from future evaluations represents a risk to the Corporation.

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

•

Amortization of Prior Service Cost and Actuarial Gains and Losses, which represent components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2012, the unrecognized actuarial loss and unrecognized prior service cost were $191.7 million and $2.1 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $191.7 million unrecognized actuarial loss consists of approximately $138.1 million that is currently subject to amortization in 2013 and $53.6 million that is not subject to amortization in 2013. Assuming the December 31, 2012 projected benefit obligation and an average remaining service life of 9.0 years, approximately $15.3 million of amortization of the actuarial loss will be a component of 2013 annual pension expense.

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

Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation selected a hypothetical portfolio of Moody’s Aa bonds with maturities that mirror the benefit obligations to determine the discount rate. At December 31, 2012, the Corporation selected a discount rate assumption of 4.24%, a 90-basis-point reduction from the prior-year assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption has the most significant impact on the annual pension expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase will result in a higher pension expense. The actual rate of increase in compensation levels in 2012 was lower than the assumed long-term rate of increase of 5.0%.

In 2012, the Corporation invested approximately 10% of its pension assets in alternative investment vehicles chosen, in part, to help mitigate the volatility of plan asset returns. Management’s selection of the expected long-term rate of return on pension fund assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets. Given that these returns are long-term, there are generally

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 74

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

not significant fluctuations in the expected rate of return from year to year. However, based on the currently projected returns on these assets, management lowered its expected return on assets assumption at December 31, 2012 by 25 basis points and selected a rate of 7.00%. The following table presents the expected return on pension assets as compared with the actual return on pension assets for 2012, 2011 and 2010:

	Expected Return	Actual Return
(in thousands)	on Pension Assets	on Pension Assets
2012	$23,899	$37,308
2011	$24,493	$ 1,129
2010	$21,041	$33,937

The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the statements of earnings. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which are amortized into annual pension expense.

The Corporation estimates the remaining lives of participants in the pension plans using the RP 2000 Mortality Table projected to 2015 with no phased-out improvements (“RP 2000 Mortality Table”). The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly workforce and the white-collar table for its salaried employees.

Assumptions are selected on December 31 to be used in the calculation of the succeeding year’s expense. For the 2012 pension expense, the assumptions selected at December 31, 2011 were as follows:

Discount rate	5.14%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	7.25%
Average remaining service period for participants	8.4 years
RP 2000 Mortality Table

Using these assumptions, the 2012 pension expense was $26.5 million. A change in the assumptions would have had the following impact on the 2012 expense:

•	A change of 25 basis points in the discount rate would have changed 2012 expense by approximately $1.7 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2012 expense by approximately $0.8 million.

For the 2013 pension expense, the assumptions selected at December 31, 2012 were as follows:

Discount rate	4.24%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	7.00%
Average remaining service period for participants	9.0 years
RP 2000 Mortality Table

Using these assumptions, the 2013 pension expense is expected to be approximately $29.5 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2013 expected expense:

•	A change of 25 basis points in the discount rate would change the 2013 expected expense by approximately $1.9 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2013 expected expense by approximately $1.0 million.

The Corporation made pension plan contributions of $145.5 million in the five-year period ended December 31, 2012. Despite these contributions, the Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $159.3 million at December 31, 2012. The Corporation’s projected benefit obligation increased $78.6 million from December 31, 2011 primarily due to the 90-basis-point reduction in the discount rate assumption. The Corporation expects to make pension plan and SERP contributions of $27.0 million in 2013.

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

Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Corporation conducts business. Changes in the statutory tax rates and/ or tax laws in these jurisdictions can have a material effect on the ETR. The effect of these changes, if any, is recognized when the change is effective.

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

The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories, net operating loss carryforwards and tax credit carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. Deferred tax assets are carried on stock options that had exercise prices that exceeded the closing price of the Corporation’s common stock at December 31, 2012. If these options expire without being exercised, the deferred tax assets are written off by reducing the pool of excess tax benefits to the extent available and expensing any excess. The deferred tax assets attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences depends on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 76

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2012, the Corporation had domestic and foreign net operating loss carryforwards of $179.0 million with varying expiration dates through 2032 and related deferred tax assets of $8.9 million. The Corporation established a reserve of $5.2 million for these deferred tax assets based on the uncertainty of generating future taxable income in the respective jurisdictions during the limited period that the net operating loss carryforwards and tax credit carryforwards can be utilized under state statutes. Additionally, the Corporation had domestic and foreign tax credit carryforwards of $10.1 million, for which a valuation allowance of $1.4 million was recorded, and alternative minimum tax (AMT) credit carryforwards of $6.3 million at December 31, 2012.

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

Tax depletion in excess of book basis for mineral reserves is the single largest recurring permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates such as profitability by tax unit, which compound the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings. However, the impact of the depletion deduction on the effective tax rate is inversely affected by increases or decreases in pretax earnings. In 2012, tax depletion in excess of book basis positively affected the estimated effective income tax rate by 1,780 basis points.

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

For 2012, an overall estimated ETR of 16.3% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect 2012 income tax expense by $1.0 million.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 77

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. The Corporation recognizes a tax benefit when it is more likely than not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The Corporation has established reserves of $15.4 million for uncertain tax positions at December 31, 2012. The Corporation analyzes the reserves quarterly and, if necessary, makes adjustments based on changes in underlying facts and circumstances. The Corporation expects unrecognized tax benefits up to $9.8 million, excluding indirect benefits, may decrease during 2013 due to the expected settlement of an advanced pricing agreement between the United States and Canadian taxing authorities and the expiration of the statute of limitations for the 2009 federal tax year. The Corporation’s open tax years that are subject to federal examination are 2008 to 2012. Further, certain state and foreign tax jurisdictions have open tax years from 2007 to 2012.

Property, Plant and Equipment

Property, plant and equipment represent 55.5% of total assets at December 31, 2012 and accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.

The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require a more extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 66 and 67). The depth of overburden and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties and, for quality control, calculating overburden volumes and mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.

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

The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 66 and 67).

Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach for the life of the proven and probable reserves.

The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. During 2012, depletion expense was $5.0 million.

The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Quarry development costs are classified as land improvements.

New pits may be developed at existing quarries in order to access additional reserves. When this occurs, management reviews the facts and circumstances of each situation in making a determination as to the appropriateness of capitalizing or expensing the related pre-production stripping costs. If the additional pit operates in a separate and distinct area of a quarry, the costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Further, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 79

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Inventory Standards

The Corporation values its finished goods inventories under the first-in, first-out methodology using standard costs. For quarries, standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or market, and adjusting, if necessary, for normal capacity levels and abnormal costs. In addition to production costs, standards for distribution yards include a freight component for the cost of transporting the inventory from a quarry to the distribution yard and materials handling costs. Preoperating start-up costs are expensed as incurred and not capitalized as part of inventory costs.

Standard costs for the Aggregates business are updated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes. In periods in which production costs, in particular energy costs, and/or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 61 through 63).

Liquidity and Cash Flows

Operating Activities

The primary source of the Corporation’s liquidity during the past three years has been cash generated from its operating activities. Cash provided by operations was $222.7 million in 2012, compared with $259.1 million in 2011 and $269.8 million in 2010. These cash flows were derived, substantially, from consolidated net earnings, before deducting depreciation, depletion and amortization, and offset by working capital requirements. Depreciation, depletion and amortization are as follows:

years ended December 31
(add 000)	2012	2011	2010
Depreciation	$166,912	$166,225	$174,142
Depletion	5,028	3,749	4,283
Amortization	5,271	3,433	3,112

Total	$177,211	$173,407	$181,537

The $36.4 million decrease in cash provided by operating activities in 2012 compared with 2011 is primarily due to a $38 million cash outlay for business development costs related to the proposed business combination with Vulcan Materials Company that was not consummated and $23 million in cash used to finance the net working capital requirements of the businesses in Denver, Colorado. The Corporation’s days sales outstanding was 49 days.

The $10.7 million decrease in cash provided by operating activities in 2011 compared with 2010 is primarily due to payments for business development costs in 2011, offset by an increase in payables, including accruals for certain of those costs. The Corporation’s days sales outstanding of 47 days was unchanged from 2010.

Investing Activities

Net cash used for investing activities was $143.2 million in 2012, $238.9 million in 2011 and $174.2 million in 2010. Cash used for investing activities was $95.7 million lower in 2012 compared with 2011, primarily resulting from higher acquisition activity in the prior year. Cash used for investing activities was $64.7 million higher in 2011 compared with 2010, primarily due to an increase in capital spending and higher amounts paid for acquisitions.

Capital spending by reportable segment, excluding acquisitions, was as follows:

years ended December 31
(add 000)	2012	2011	2010
Mideast Group	$32,179	$39,504	$36,057
Southeast Group	29,542	29,531	32,786
West Group	46,542	58,005	58,819

Total Aggregates Business	108,263	127,040	127,662
Specialty Products	38,873	21,983	6,431
Corporate	3,887	6,340	1,823

Total	$151,023	$155,363	$135,916

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 80

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Spending for property, plant and equipment, exclusive of acquisitions, if any, is expected to approximate $155 million in 2013.

Proceeds from divestitures and sales of assets include the cash from the sales of surplus land and equipment and the divestitures of several Aggregates operations. These proceeds provided pretax cash of $10.0 million, $8.0 million and $5.0 million in 2012, 2011 and 2010, respectively.

In 2012, the Corporation loaned $2.0 million to an affiliate.

Financing Activities

The Corporation used $80.1 million, $64.5 million and $288.9 million of cash for financing activities during 2012, 2011 and 2010, respectively.

In 2012, the Corporation had net repayments of long-term debt of $12.7 million, which reflect a $5.0 million repayment on the Term Loan Facility and the repurchase of $20.0 million par value of outstanding 6.25% Senior Notes due 2037 at 90.7, partially offset by an increase in borrowings under the Revolving Facility.

In 2011, the Corporation had net borrowings of long-term debt of $24.6 million, which reflect borrowings under the Credit Agreement and AR Credit Facility offset by the repayment of $242.1 million of 6.875% notes and the $111.8 million term loan due 2011. In 2010, the Corporation made net repayments of long-term debt of $219.7 million, including the repayment of $217.6 million of floating rate senior notes through the use of available cash.

In 2012, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.60 per share. Total cash dividends were $73.8 million in 2012 and $73.6 million in 2011 and 2010.

Cash provided by issuances of common stock, which represents the exercises of stock options, was $7.0 million, $1.5 million and $3.0 million in 2012, 2011 and 2010, respectively.

Excess tax benefits from stock-based compensation transactions were $0.8 million in 2012 and $1.3 million in 2010.

In 2011, the Corporation purchased the remaining interest in an existing subsidiary for $10.4 million.

Capital Structure and Resources

Long-term debt, including current maturities, decreased from $1.060 billion at the end of 2011 to $1.048 billion at the end of 2012. The Corporation’s debt at December 31, 2012 was principally in the form of publicly-issued long-term notes and debentures and $395 million of borrowings under variable-rate credit facilities.

The AR Facility expires in April 2013. Management intends to renew or replace the AR Credit Facility upon its expiration. Furthermore, the Corporation has capacity under its Revolving Facility to refinance this debt if a renewal or replacement of the AR Credit Facility cannot be negotiated.

The Credit Agreement (which consists of the Term Loan Facility and a $350 million Revolving Facility) and the AR Credit Facility are subject to a leverage ratio covenant. The Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve month period (the “Ratio”) may not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation, as a consequence of such specified acquisition, does not have its ratings on long-term unsecured debt fall below BBB by Standard & Poor’s or Baa2 by Moody’s and the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if there are no amounts outstanding under both the Revolving Facility and the AR Credit Facility, consolidated debt, including debt guaranteed by the Corporation, will be reduced for purposes of the covenant calculation by the Corporation’s unrestricted cash and cash equivalents in excess of $50 million, such reduction not to exceed $200 million.

In order to increase the cushion between the Ratio and the covenant limit, on October 17, 2012, the Corporation amended the Credit Agreement to maintain the maximum Ratio of 3.75x for the December 31, 2012, March 31, 2013 and June 30, 2013 calculation dates. The calculation returns to the pre-amended maximum

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 81

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

of 3.50x for the September 30, 2013 calculation date. Management anticipates the Ratio will stay below 3.50x for the periods when the amendment increases the maximum Ratio to 3.75x.

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

At December 31, 2012, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve month EBITDA was 3.21x and was calculated as follows (dollars in thousands):

Twelve-Month Period January 1, 2012 to December 31, 2012

Earnings from continuing operations	$84,910
Add back:
Interest expense	53,339
Income tax expense	16,826
Depreciation, depletion and amortization expense	172,690
Stock-based compensation expense	7,781
Deduct:
Interest income	(410)

Consolidated EBITDA, as defined	$335,136

Consolidated debt, including debt guaranteed by the Corporation, at December 31, 2012	$1,074,259

Consolidated debt-to-consolidated EBITDA, as defined, at December 31, 2012 for trailing twelve-month EBITDA	3.21 x

In the event of a default on the Ratio, the lenders can terminate the Credit Agreement and AR Credit Facility and declare any outstanding balances as immediately due.

Total equity increased slightly to $1.450 billion at December 31, 2012 from $1.449 billion at December 31,

2011. At December 31, 2012, the Corporation had an accumulated other comprehensive loss of $106.2 million, resulting from unrecognized actuarial losses and prior service costs related to pension and postretirement benefits, foreign currency translation gains and the unamortized loss on terminated forward starting interest rate swap agreements. Total equity at December 31, 2012 includes $39.8 million of noncontrolling interests. At December 31, 2012, 5.0 million shares of common stock were remaining under the Corporation’s repurchase authorization. The Corporation may repurchase shares of its common stock in the open market or through private transactions at such prices and upon such terms as the Chief Executive Officer deems appropriate.

At December 31, 2012, the Corporation had $25.4 million in cash and short-term investments that are considered cash equivalents. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowing facilities. The Corporation typically invests excess funds in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Corporation’s investments in bank funds generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100 million to be maintained at any one bank.

Cash on hand, along with the Corporation’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, are expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. At December 31, 2012, the Corporation had $297 million of unused borrowing capacity under its Revolving Facility, subject to complying with the related leverage covenant, and no available borrowings under its AR Credit Facility.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 82

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Credit Agreement expires on March 31, 2015 and the AR Credit Facility terminates on April 20, 2013. Borrowings under the Credit Agreement are unsecured and may be used for general corporate purposes. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions (see section Current Market Environment and Related Risks on pages 68 through 70).

The Corporation may be required to obtain financing in order to fund certain strategic acquisitions, if any such opportunities arise, or to refinance outstanding debt. Any strategic acquisition of size would likely require an appropriate balance of newly-issued equity with debt in order to maintain a composite investment-grade credit rating. Furthermore, the Corporation is exposed to credit markets, through the interest cost related to its variable-rate debt, which includes borrowings under its Revolving Facility, Term Loan Facility and AR Credit Facility, and the interest related to its commercial paper program, to the extent that it is available to the Corporation. The Corporation is currently rated by three credit rating agencies, and while two of those agencies’ credit ratings are investment-grade level, on July 12, 2012, the third agency reduced its rating to one level below investment-grade. The Corporation’s composite credit rating remains at investment-grade level, which facilitates obtaining financing at lower rates than noninvestment-grade ratings. While management believes its composite credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at current levels, particularly if any opportunities arise to consummate strategic acquisitions.

Contractual and Off Balance Sheet Obligations

The Corporation has the ability and management intends to refinance or replace the $100 million of outstanding borrowings on the AR Credit Facility with borrowings that will mature in more than twelve months.

At December 31, 2012, the Corporation’s recorded benefit obligation related to postretirement medical benefits totaled $29.1 million. These benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan.

The Corporation has other retirement benefits related to the qualified pension plan and the SERP. At December 31, 2012, the qualified pension plan is underfunded by $144.0 million. Inclusive of required amounts, the Corporation estimates that it will make contributions of $27.0 million in 2013. Any contributions beyond 2013 are currently undeterminable and will depend on the investment return on the related pension assets. However, management’s practice is to fund at least the normal service cost annually. At December 31, 2012, the Corporation had a total obligation of $15.3 million related to the SERP.

As of December 31, 2012, the Corporation had $15.4 million of reserves for uncertain tax positions. Such accruals may become payable if the tax positions are not sustained upon examination by a taxing authority.

In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. Amounts due for operating leases and royalty agreements are expensed in the period incurred. Management anticipates that, in the ordinary course of business, the Corporation will enter into royalty agreements for land and mineral reserves during 2013.

The Corporation has purchase commitments for property, plant and equipment of $15.8 million as of December 31, 2012. The Corporation also has other purchase obligations related to energy and service contracts which totaled $34.5 million as of December 31, 2012.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 83

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation’s contractual commitments as of December 31, 2012 are as follows:

(add 000)	Total	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years

ON BALANCE SHEET:
Long-term debt	$1,047,859	$5,676	$390,436	$192	$651,555
Postretirement benefits	29,095	3,980	5,686	5,534	13,895
Qualified pension plan contributions	27,025	27,025	—	—	—
SERP	15,279	2,871	280	3,640	8,488
Uncertain tax positions	15,380	9,834	5,546	—	—
Other commitments	755	64	128	128	435
OFF BALANCE SHEET:
Interest on noncallable publicly-traded long-term debt	569,142	42,925	85,850	85,850	354,517
Operating leases	290,308	63,844	88,852	56,911	80,701
Royalty agreements	70,192	11,454	18,207	11,768	28,763
Purchase commitments — capital	15,839	15,839	—	—	—
Other commitments — energy and services	34,545	25,657	8,888	—	—

Total	$2,115,419	$209,169	$603,873	$164,023	$1,138,354

Notes A, G, I, J, L and N to the audited consolidated financial statements on pages 14 through 19; 21 and 22; 23 through 26; 26 through 30; 32; 33 through 35, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.

Contingent Liabilities and Commitments

The Corporation has an unconditional guaranty of payment agreement with Fifth Third Bank (“Fifth Third”) to guarantee the repayment of amounts borrowed by an affiliate under a $24.0 million revolving line of credit provided by Fifth Third that expires in July 2013 and a guaranty agreement with Bank of America, N.A., to guarantee a $6.2 million amortizing loan due April 2016. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from these agreements. The Corporation holds a subordinate lien of the affiliate’s assets as collateral for potential payments under the agreements.

The Corporation has entered into standby letter of credit agreements relating to certain insurance claims, utilities and property improvements. At December 31, 2012, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $15.3 million, of which $2.5 million were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s balance sheet.

In the normal course of business at December 31, 2012, the Corporation was contingently liable for $261.7 million in surety bonds underwritten by Safeco Corporation, a subsidiary of Liberty Mutual Group, and Zurich Insurance Company, which guarantee its own performance and are required by certain states and municipalities and their related agencies. Certain of the bonds guaranteeing performance of obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s balance sheet. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits. Five of these bonds total $72.7 million, or 28% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Quantitative and Qualitative Disclosures about Market Risk

As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steel making industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see section Business Environment on pages 52 through 71).

Management has considered the current economic environment and its potential impact to the Corporation’s business. Demand for aggregates products, particularly in

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 84

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

the nonresidential and residential construction markets, could decline if companies and consumers are unable to obtain financing for construction projects or if economic uncertainty causes delays or cancellations to capital projects. Additionally, declining tax revenues and state budget deficits have negatively affected states’ abilities to finance infrastructure construction projects.

Demand in the residential construction market is affected by interest rates. During 2012, the Federal Reserve kept the federal funds rate near zero percent, unchanged since 2008. The residential construction market accounted for approximately 8% of the Corporation’s heritage aggregates product line shipments in 2012.

Aside from these inherent risks from within its operations, the Corporation’s earnings are affected also by changes in short-term interest rates as a result of any temporary cash investments, including money market funds and Eurodollar time deposit accounts, any outstanding variable-rate facility borrowings and defined benefit pension plans. Additionally, the Corporation’s earnings are affected by energy costs. The Corporation has no material counterparty risk or foreign currency risk.

Variable-Rate Borrowing Facilities

The Corporation has a $600 million Credit Agreement, comprised of a $350 million Revolving Facility and $250 million Term Loan Facility, and a $100 million AR Credit Facility. Borrowings under these facilities bear interest at a variable interest rate. A hypothetical 100-basis-point increase in interest rates on borrowings of $395 million, which is the collective outstanding balance at December 31, 2012, would increase interest expense by $4.0 million on an annual basis.

Pension Expense

The Corporation’s results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates on pages 71 through 80.

Energy Costs

Energy costs, including diesel fuel, natural gas, coal and liquid asphalt, represent significant production costs for the Corporation. The Corporation’s Specialty Products business has fixed price agreements for the supply of coal and approximately 25% of its natural gas needs in 2013. A hypothetical 10% change in the Corporation’s energy prices in 2013 as compared with 2012, assuming constant volumes, would impact 2013 pretax earnings by $18.8 million.

Aggregate Risk for Interest Rates and Energy Sector Inflation

Pension expense for 2013 was calculated based on assumptions selected at December 31, 2012. Therefore, interest rate risk in 2013 will be limited to the potential effect related to borrowings under variable-rate facilities. The effect of a hypothetical 1% increase in interest rates on $395 million of variable-rate borrowings outstanding at December 31, 2012 would increase interest expense on an annual basis by $4.0 million. Additionally, a 10% change in energy costs would impact annual pretax earnings by approximately $18.8 million.

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

Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this Annual Report include, but are not limited to, the performance of the United States economy and the resolution of the debt ceiling and sequestration issues; widespread decline in aggregates pricing; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects and most particularly in North Carolina, one of the Corporation’s largest and most profitable states, and Texas, Iowa, Colorado and Georgia, which when coupled with North Carolina, represented 57% of 2012 net sales of the Aggregates business; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets the Corporation serves; a decline in defense spending, and the subsequent impact on construction activity on or near military bases, particularly if sequestration of budget programs occurs; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by the Corporation; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires, conveyor belts, and with respect to the Specialty Products segment, natural gas; continued increases in the cost of other repair and supply parts; transportation availability, notably the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by the Corporation’s dolomitic lime products; inflation and its effect on both production and interest costs; reduction of the Corporation’s credit rating to noninvestment-grade resulting from strategic acquisitions; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with the Corporation’s leverage ratio debt covenant; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Corporation’s tax rate; violation of the Corporation’s debt covenant if price and/or volumes returns to previous levels of instability; downward pressure on the Corporation’s common stock price and its impact on goodwill impairment evaluations; and other risk factors listed from time to time found in the Corporation’s filings with the SEC. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements.

For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s SEC filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 38 through 86 of the 2012 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 14 through 19 and 33 through 35, respectively, of the audited consolidated financial statements included in the 2012 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 86

QUARTERLY PERFORMANCE

(unaudited)

(add 000, except per share and stock prices)

	Total Revenues[1]		Net Sales[1]		Gross Profit[1]		Consolidated Net Earnings (Loss)		Net Earnings (Loss) Attributable to Martin Marietta Materials, Inc.

Quarter	2012	2011	2012	2011	2012	2011	2012[3,4,6,8]	2011[5,7,9]	2012[3,4,6,8]	2011[5,7,9]

First	$393,974	$327,937	$350,532	$290,630	$23,827	$22,665	$(37,673)	$(17,697)	$(36,732)	$(17,414)
Second	545,688	462,372	491,191	409,546	102,065	97,531	37,808	35,854	36,751	35,799
Third	593,888	502,351	539,128	444,968	123,576	111,866	63,669	50,332	62,922	49,156
Fourth	504,117	421,085	457,872	374,739	76,448	69,910	21,723	15,084	21,533	14,838

Totals	$2,037,667	$1,713,745	$1,838,723	$1,519,883	$325,916	$301,972	$85,527	$83,573	$84,474	$82,379

				Per Common Share

							Stock Prices
	Basic Earnings (Loss)[2]		Diluted Earnings (Loss)[2]		Dividends Paid		High	Low	High	Low

Quarter	2012[3,4,6,8]	2011[5,7,9]	2012[3,4,6,8]	2011[5,7,9]	2012	2011	2012		2011

First	$(0.81)	$(0.39)	$(0.81)	$(0.39)	$0.40	$0.40	$90.57	$74.05	$94.31	$80.38
Second	0.80	0.78	0.80	0.78	0.40	0.40	$86.09	$63.64	$92.37	$78.75
Third	1.36	1.07	1.36	1.07	0.40	0.40	$93.71	$71.93	$82.65	$60.80
Fourth	0.47	0.32	0.46	0.32	0.40	0.40	$95.93	$80.42	$80.24	$59.93

Totals	$1.83	$1.79	$1.83	$1.78	$1.60	$1.60

[1]	Amounts may not equal amounts previously reported in the Corporation’s Forms 10-Q, as amounts have been recast to reflect discontinued operations.

[2]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[3]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the first quarter of 2012 were decreased by $15.7 million, or $0.34 per basic and diluted share, for business development costs.

[4]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the second quarter of 2012 were decreased by $5.6 million, or $0.12 per basic and diluted share, for business development costs.

[5]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the second quarter of 2011 included an agreed-upon refund of $1.1 million, or $0.02 per basic and diluted share, for the double taxation of the Corporation’s wholly-owned Canadian subsidiary for the 2001 and 2002 tax years.

[6]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the third quarter of 2012 were increased by $3.6 million, or $0.08 per basic and diluted share, for the reversal of a deferred tax asset valuation allowance resulting from a transfer pricing agreement.

[7]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the third quarter of 2011 were decreased by $1.7 million, or $0.04 per basic and diluted share due to early retirement expense, and were increased $3.0 million, or $0.07 per basic and diluted share, for a favorable effective settlement of the Internal Revenue Service audit for the 2008 tax year and resolution of a federal tax and interest overpayment related to the 2006 tax year.

[8]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2012 were decreased by $2.3 million, or $0.05 per basic and diluted share, for early retirement expenses and were increased by $2.2 million, or $0.05 per basic and diluted share, for a decrease in self-insurance reserves.

[9]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2011 were decreased by $9.3 million, or $0.20 per basic and diluted share, for business development costs and by $1.7 million, or $0.02 per basic and diluted share, for severance expenses.

At February 15, 2013, there were 689 shareholders of record.

The following presents total revenues, net sales, net earnings (loss) and earnings (loss) per diluted share attributable to discontinued operations:

(add 000, except per share)	Total Revenues[1]		Net Sales[1]		Net Earnings (Loss)[1]		Earnings (Loss) per Diluted Share[1,2]

Quarter	2012	2011	2012	2011	2012	2011	2012	2011

First	$(32)	$28,591	$(351)	$15,630	$(398)	$(1,128)	$(0.01)	$(0.02)
Second	67	30,635	334	17,207	210	(1,088)	0.00	(0.02)
Third	31	32,436	31	19,044	(141)	(384)	0.00	(0.01)
Fourth	19	22,942	39	12,764	(107)	6,601	0.00	0.14

Totals	$85	$114,604	$53	$64,645	$(436)	$4,001	$(0.01)	$0.09

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 87

FIVE YEAR SELECTED FINANCIAL DATA

(add 000, except per share)

	2012	2011	2010	2009	2008

Consolidated Operating Results[1]
Net sales	$1,838,723	$1,519,883	$1,475,638	$1,419,604	$1,774,353
Freight and delivery revenues	198,944	193,862	177,168	153,648	185,501

Total revenues	2,037,667	1,713,745	1,652,806	1,573,252	1,959,854

Cost of sales, other costs and expenses	1,651,205	1,342,049	1,284,409	1,223,972	1,456,999
Freight and delivery costs	198,944	193,862	177,168	153,648	185,501

Cost of operations	1,850,149	1,535,911	1,461,577	1,377,620	1,642,500
Other operating expenses and (income), net	32,565	16,855	(7,078)	12,785	(3,159)

Earnings from Operations	154,953	160,979	198,307	182,847	320,513
Interest expense	53,339	58,586	68,440	73,455	74,299
Other nonoperating (income) and expenses, net	(1,299)	1,834	198	(1,165)	1,430

Earnings from continuing operations before taxes on income	102,913	100,559	129,669	110,557	244,784
Taxes on income	16,950	20,987	30,913	25,981	71,722

Earnings from Continuing Operations	85,963	79,572	98,756	84,576	173,062
Discontinued operations, net of taxes	(436)	4,001	(92)	3,588	6,688

Consolidated net earnings	85,527	83,573	98,664	88,164	179,750
Less: Net earnings attributable to noncontrolling interests	1,053	1,194	1,652	2,705	3,494

Net Earnings Attributable to Martin Marietta Materials, Inc.	$84,474	$82,379	$97,012	$85,459	$176,256

Basic Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (see Note A):
Earnings from continuing operations attributable to common shareholders[1]	$1.84	$1.70	$2.11	$1.84	$4.04
Discontinued operations attributable to common shareholders[1]	(0.01)	0.09	–	0.08	0.16

Basic Earnings Per Common Share	$1.83	$1.79	$2.11	$1.92	$4.20

Diluted Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (see Note A):
Earnings from continuing operations attributable to common shareholders[1]	$1.84	$1.69	$2.10	$1.83	$4.02
Discontinued operations attributable to common shareholders[1]	(0.01)	0.09	–	0.08	0.16

Diluted Earnings Per Common Share	$1.83	$1.78	$2.10	$1.91	$4.18

Cash Dividends Per Common Share	$1.60	$1.60	$1.60	$1.60	$1.49

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$77,716	$80,674	$83,380	$60,303	$57,967
Current assets — other	622,685	577,176	612,831	796,557	607,064
Property, plant and equipment, net	1,753,241	1,774,291	1,687,830	1,692,905	1,690,529
Goodwill	616,204	616,671	626,527	624,224	622,297
Other intangibles, net	50,433	54,133	17,548	12,469	13,890
Other noncurrent assets	40,647	44,877	46,627	52,825	40,755

Total Assets	$3,160,926	$3,147,822	$3,074,743	$3,239,283	$3,032,502

Current liabilities — other	$167,659	$166,530	$136,779	$147,434	$146,109
Current maturities of long-term debt and short-term facilities	5,676	7,182	248,714	226,119	202,530
Long-term debt	1,042,183	1,052,902	782,045	1,023,492	1,152,414
Pension, postretirement and postemployment benefits, noncurrent	183,122	158,101	127,671	160,354	207,830
Noncurrent deferred income taxes	225,592	222,064	228,698	195,946	174,308
Other noncurrent liabilities	86,395	92,179	82,577	79,527	82,051
Shareholders’ equity	1,410,545	1,409,321	1,425,440	1,365,240	1,021,704
Noncontrolling interests	39,754	39,543	42,819	41,171	45,556

Total Liabilities and Equity	$3,160,926	$3,147,822	$3,074,743	$3,239,283	$3,032,502

[1]	Amounts may not equal amounts reported in the Corporation’s prior years’ Forms 10-K, as amounts have been recast to reflect discontinued operations.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 88

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P 500 Materials Index.

COMPARISON OF CUMULATIVE TOTAL RETURN[1]

MARTIN MARIETTA MATERIALS, INC., S&P 500 AND S&P 500 MATERIALS

Martin Marietta Materials, Inc.
S&P 500 Index
S&P 500 Materials Index
$150
$125
$100
$ 75
$ 50
2007
2008
2009
2010
2011
2012

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Martin Marietta Materials, Inc.	$100.00	$74.34	$69.69	$73.14	$61.06	$77.64
S&P 500 Index	$100.00	$63.45	$79.90	$91.74	$93.67	$108.55
S&P 500 Materials Index	$100.00	$55.05	$81.39	$99.26	$89.79	$103.31

[1]	Assumes that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 89