Form 10-K, Exhibit 13
period 2013-12-31
MARTIN MARIETTA MATERIALS INC
filed 2014-02-24
CIK 916076

Exhibit 13.01

STATEMENT OF FINANCIAL RESPONSIBILITY AND REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2013 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2013, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

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

Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (COSO). Based on management’s assessment under the framework in Internal Control — Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2013.

The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

C. Howard Nye	Anne H. Lloyd
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2014

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility and Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2013, of Martin Marietta Materials, Inc., and our report dated February 24, 2014, expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 24, 2014

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc., at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 24, 2014, expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 24, 2014

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 8

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2013	2012	2011

Net Sales	$1,943,218	$1,832,957	$1,519,754
Freight and delivery revenues	212,333	198,944	193,862

Total revenues	2,155,551	2,031,901	1,713,616

Cost of sales	1,579,261	1,505,823	1,217,752
Freight and delivery costs	212,333	198,944	193,862

Total cost of revenues	1,791,594	1,704,767	1,411,614

Gross Profit	363,957	327,134	302,002
Selling, general and administrative expenses	150,091	138,398	124,138
Business development costs	671	35,140	18,575
Other operating income, net	(4,793)	(2,574)	(1,720)

Earnings from Operations	217,988	156,170	161,009
Interest expense	53,467	53,339	58,586
Other nonoperating expenses and (income), net	295	(1,299)	1,834

Earnings from continuing operations before taxes on income	164,226	104,130	100,589
Taxes on income	44,045	17,431	21,003

Earnings from Continuing Operations	120,181	86,699	79,586
(Loss) gain on discontinued operations, net of related tax (benefit) expense of $(417), $(801) and $2,191, respectively	(749)	(1,172)	3,987

Consolidated net earnings	119,432	85,527	83,573
Less: Net (loss) earnings attributable to noncontrolling interests	(1,905)	1,053	1,194

Net Earnings Attributable to Martin Marietta Materials, Inc.	$121,337	$84,474	$82,379

Net Earnings (Loss) Attributable to Martin Marietta Materials, Inc.
Earnings from continuing operations	$122,086	$85,646	$78,392
Discontinued operations	(749)	(1,172)	3,987

	$121,337	$84,474	$82,379

Net Earnings (Loss) Attributable to Martin Marietta Materials, Inc. Per Common Share (see Note A)
— Basic from continuing operations attributable to common shareholders	$2.64	$1.86	$1.70
— Discontinued operations attributable to common shareholders	(0.02)	(0.03)	0.09

	$2.62	$1.83	$1.79

— Diluted from continuing operations attributable to common shareholders	$2.63	$1.86	$1.69
— Discontinued operations attributable to common shareholders	(0.02)	(0.03)	0.09

	$2.61	$1.83	$1.78

Weighted-Average Common Shares Outstanding
— Basic	46,164	45,828	45,652

— Diluted	46,285	45,970	45,793

The notes on pages 14 through 39 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 9

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS for years ended December 31

(add 000)	2013	2012	2011

Consolidated Net Earnings	$119,432	$85,527	$83,573

Other comprehensive earnings (loss), net of tax:

Defined benefit pension and postretirement plans:
Net gain (loss) arising during period, net of tax of $36,294, $(19,724) and $(21,911), respectively	55,472	(30,147)	(39,544)
Prior service credit arising during period, net of tax $4,112 in 2011	—	—	6,285
Amortization of prior service credit, net of tax of $(1,111), $(1,103) and $(477), respectively	(1,696)	(1,686)	(729)
Amortization of actuarial loss, net of tax of $6,211, $4,799 and $2,468, respectively	9,493	7,335	3,771
Amount recognized in net periodic pension cost due to settlement, net of tax of $289, $308 and $148, respectively	440	471	227

	63,709	(24,027)	(29,990)

Foreign currency translation (loss) gain	(2,255)	1,081	(853)

Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $438, $409 and $381, respectively	670	625	582

	62,124	(22,321)	(30,261)

Consolidated comprehensive earnings	181,556	63,206	53,312
Less: Comprehensive (loss) earnings attributable to noncontrolling interests	(1,836)	1,011	1,163

Comprehensive Earnings Attributable to Martin Marietta Materials, Inc.	$183,392	$62,195	$52,149

The notes on pages 14 through 39 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 10

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2013	2012
Current Assets:
Cash and cash equivalents	$42,437	$25,394
Accounts receivable, net	245,421	224,050
Inventories, net	347,307	332,311
Current deferred income tax benefits	74,821	77,716
Other current assets	45,380	40,930
Total Current Assets	755,366	700,401

Property, plant and equipment, net	1,799,241	1,753,241
Goodwill	616,621	616,204
Other intangibles, net	48,591	50,433
Other noncurrent assets	40,007	40,647
Total Assets	$3,259,826	$3,160,926

Liabilities and Equity (add 000, except parenthetical share data)
Current Liabilities:
Bank overdraft	$2,556	$—
Accounts payable	103,600	83,537
Accrued salaries, benefits and payroll taxes	18,114	19,461
Pension and postretirement benefits	2,026	6,851
Accrued insurance and other taxes	29,103	28,682
Current maturities of long-term debt and short-term facilities	12,403	5,676
Other current liabilities	42,747	29,128
Total Current Liabilities	210,549	173,335

Long-term debt	1,018,518	1,042,183
Pension, postretirement and postemployment benefits	78,489	183,122
Noncurrent deferred income taxes	279,999	225,592
Other noncurrent liabilities	97,352	86,395
Total Liabilities	1,684,907	1,710,627

Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 46,261,000 and 46,002,000 shares outstanding at December 31, 2013 and 2012, respectively)	461	459
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	432,792	414,657
Accumulated other comprehensive loss	(44,114)	(106,169)
Retained earnings	1,148,738	1,101,598
Total Shareholders’ Equity	1,537,877	1,410,545
Noncontrolling interests	37,042	39,754
Total Equity	1,574,919	1,450,299
Total Liabilities and Equity	$3,259,826	$3,160,926

The notes on pages 14 through 39 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 11

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2013	2012	2011

Cash Flows from Operating Activities:
Consolidated net earnings	$119,432	$85,527	$83,573
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	173,761	177,211	173,407
Stock-based compensation expense	7,008	7,781	11,522
Gains on divestitures and sales of assets	(2,265)	(956)	(15,494)
Deferred income taxes	24,113	13,929	11,324
Excess tax benefits from stock-based compensation transactions	(2,368)	(777)	—
Other items, net	(429)	2,073	1,598
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(22,523)	(20,302)	(19,375)
Inventories, net	(11,639)	(9,640)	(5,107)
Accounts payable	20,063	(8,673)	30,387
Other assets and liabilities, net	3,798	(23,484)	(12,741)

Net Cash Provided by Operating Activities	308,951	222,689	259,094

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(155,233)	(151,023)	(155,363)
Acquisitions, net	(64,478)	(160)	(91,569)
Proceeds from divestitures and sales of assets	8,564	9,973	8,008
Loan to affiliate	(3,402)	(2,000)	—

Net Cash Used for Investing Activities	(214,549)	(143,210)	(238,924)

Cash Flows from Financing Activities:
Borrowings of long-term debt	604,417	181,000	495,000
Repayments of long-term debt	(621,142)	(193,655)	(470,450)
Debt issuance costs	(2,148)	(621)	(3,329)
Change in bank overdraft	2,556	—	(2,123)
Payments on capital lease obligations	(28)	—	—
Dividends paid	(74,197)	(73,767)	(73,648)
Distributions to owners of noncontrolling interests	(876)	(800)	(1,000)
Purchase of remaining interest in existing subsidiaries	—	—	(10,394)
Issuances of common stock	11,691	6,959	1,473
Excess tax benefits from stock-based compensation transactions	2,368	777	—

Net Cash Used for Financing Activities	(77,359)	(80,107)	(64,471)

Net Increase (Decrease) in Cash and Cash Equivalents	17,043	(628)	(44,301)
Cash and Cash Equivalents, beginning of year	25,394	26,022	70,323

Cash and Cash Equivalents, end of year	$42,437	$25,394	$26,022

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$52,034	$53,039	$60,740
Cash paid for income taxes	$23,491	$12,826	$13,889

The notes on pages 14 through 39 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 12

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(add 000, except per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Total Shareholders’ Equity	Non- controlling Interests	Total Equity

Balance at December 31, 2010	45,579	$455	$396,485	$(53,660)	$1,082,160	$1,425,440	$42,819	$1,468,259

Consolidated net earnings	—	—	—	—	82,379	82,379	1,194	83,573
Other comprehensive loss	—	—	—	(30,230)	—	(30,230)	(31)	(30,261)
Dividends declared ($1.60 per common share)	—	—	—	—	(73,648)	(73,648)	—	(73,648)
Issuances of common stock for stock award plans	147	1	(2,406)	—	—	(2,405)	—	(2,405)
Stock-based compensation expense	—	—	11,522	—	—	11,522	—	11,522
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(1,000)	(1,000)
Purchase of remaining interest in existing subsidiaries	—	—	(3,737)	—	—	(3,737)	(3,439)	(7,176)

Balance at December 31, 2011	45,726	456	401,864	(83,890)	1,090,891	1,409,321	39,543	1,448,864

Consolidated net earnings	—	—	—	—	84,474	84,474	1,053	85,527
Other comprehensive loss	—	—	—	(22,279)	—	(22,279)	(42)	(22,321)
Dividends declared ($1.60 per common share)	—	—	—	—	(73,767)	(73,767)	—	(73,767)
Issuances of common stock for stock award plans	276	3	5,012	—	—	5,015	—	5,015
Stock-based compensation expense	—	—	7,781	—	—	7,781	—	7,781
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(800)	(800)

Balance at December 31, 2012	46,002	459	414,657	(106,169)	1,101,598	1,410,545	39,754	1,450,299

Consolidated net earnings	—	—	—	—	121,337	121,337	(1,905)	119,432
Other comprehensive loss	—	—	—	62,055	—	62,055	69	62,124
Dividends declared ($1.60 per common share)	—	—	—	—	(74,197)	(74,197)	—	(74,197)
Issuances of common stock for stock award plans	259	2	11,127	—	—	11,129	—	11,129
Stock-based compensation expense	—	—	7,008	—	—	7,008	—	7,008
Distributions to owners of noncontrolling interests	—	—	—	—	—	—	(876)	(876)

Balance at December 31, 2013	46,261	$461	$432,792	$(44,114)	$1,148,738	$1,537,877	$37,042	$1,574,919

The notes on pages 14 through 39 are an integral part of these financial statements.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 13

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Organization. Martin Marietta Materials, Inc., (the “Corporation”) is engaged principally in the construction aggregates business. The aggregates product line accounted for 69% of consolidated 2013 net sales and includes crushed stone, sand and gravel, and is used for construction of highways and other infrastructure projects, and in the nonresidential and residential construction industries. Aggregates products are also used in the railroad, agricultural, utility and environmental industries. These aggregates products, along with the Corporation’s vertically-integrated operations, i.e., asphalt products, ready mixed concrete and road paving construction services (which accounted for 19% of consolidated 2013 net sales), are sold and shipped from a network of nearly 300 quarries, distribution facilities and plants to customers in 30 states, Canada, the Bahamas and the Caribbean Islands. The aggregates and vertically-integrated operations are reported collectively as the “Aggregates business”. As of December 31, 2013, the Aggregates business contains the following reportable segments: Mid-America Group, Southeast Group and West Group. The Mid-America Group operates in Indiana, Iowa, Kentucky, Maryland, Minnesota, eastern Nebraska, North Carolina, North Dakota, Ohio, South Carolina, Virginia, Washington and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Mississippi, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Colorado, Kansas, Louisiana, Missouri, western Nebraska, Nevada, Oklahoma, Texas, Utah and Wyoming. The following states accounted for 59% of the Aggregates business’ 2013 net sales: Texas, North Carolina, Colorado, Iowa and Georgia.

In addition to the Aggregates business, the Corporation has a Specialty Products segment, accounting for 12% of consolidated 2013 net sales, that produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets and other long-lived assets and assumptions used in the calculation of taxes on income and retirement and other postemployment benefits. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and changes in construction activity increase the uncertainty inherent in certain of these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the financial statements for the period in which the change in estimate occurs.

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

Revenue Recognition. Total revenues include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery costs billed to customers. Revenues for product sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically, this occurs when finished products are shipped. Revenues derived from the road paving business are recognized using the percentage completion method under the revenue-cost approach. Under the revenue-cost approach, recognized contract revenue equals the total estimated contract revenue multiplied by the percentage of completion. Recognized costs equal the total estimated contract cost multiplied by the percentage of completion.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 14

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Freight and Delivery Costs. Freight and delivery costs represent pass-through transportation costs incurred and paid by the Corporation to third-party carriers to deliver products to customers. These costs are then billed to the Corporation’s customers.

Cash and Cash Equivalents. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowing facilities. The Corporation utilizes excess cash to either pay down short-term borrowings or invest in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Corporation’s deposits in bank funds generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100,000,000 to be maintained at any one bank.

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

Properties and Depreciation. Property, plant and equipment are stated at cost. The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	2 to 30 years
Machinery & Equipment	2 to 30 years
Land Improvements	2 to 60 years

The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Capitalized quarry development costs are classified as land improvements.

The Corporation reviews relevant facts and circumstances to determine whether to capitalize or expense pre-production stripping costs when additional pits are developed at an existing quarry. If the additional pit operates in a separate and distinct area of the quarry, these costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Additionally, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs.

Mineral reserves and mineral interests acquired in connection with a business combination are valued using an income approach over the life of the proven and probable reserves.

Depreciation is computed over estimated service lives, principally by the straight-line method. Depletion of mineral deposits is calculated over proven and probable reserves by the units-of-production method on a quarry-by-quarry basis.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 15

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if expected future undiscounted cash flows over the estimated remaining service life of the related asset are less than its carrying value.

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

The Corporation’s reporting units, which represent the level at which goodwill is tested for impairment, are based on its geographic regions. Goodwill is allocated to each reporting unit based on the location of acquisitions and divestitures at the time of consummation.

Other intangibles represent amounts assigned principally to contractual agreements and are amortized ratably over periods based on related contractual terms. The carrying value of other amortizable intangibles is reviewed if facts and circumstances indicate potential impairment. If this review determines that the carrying value is impaired, a charge is recorded.

Retirement Plans and Postretirement Benefits. The Corporation sponsors defined benefit retirement plans and also provides other postretirement benefits. The Corporation recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability on the consolidated balance sheets. Actuarial gains or losses that arise during the year are not recognized as net periodic benefit cost in the same year, but rather are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants’ average remaining service period and recognized as a component of net periodic benefit cost.

Stock-Based Compensation. The Corporation has stock-based compensation plans for employees and its Board of Directors. The Corporation recognizes all forms of stock-based payments to employees, including stock options, as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period.

The Corporation uses the accelerated expense recognition method for stock options. The accelerated recognition method requires stock options that vest ratably to be divided into tranches. The expense for each tranche is allocated to its particular vesting period.

The Corporation expenses the fair value of restricted stock awards, incentive compensation awards and Board of Directors’ fees paid in the form of common stock based on the closing price of the Corporation’s common stock on the awards’ respective grant dates.

The Corporation uses the lattice valuation model to determine the fair value of stock option awards. The lattice valuation model takes into account employees’ exercise patterns based on changes in the Corporation’s stock price and other variables. The period of time for which options are expected to be outstanding, or expected term of the option, is a derived output of the lattice valuation model. The Corporation considers the following factors when estimating the expected term of options: vesting period of the award, expected volatility of the underlying stock, employees’ ages and external data. Key assumptions used in determining the fair value of the stock options awarded in 2013, 2012 and 2011 were:

	2013	2012	2011
Risk-free interest rate	1.70%	1.38%	2.82%
Dividend yield	1.80%	2.10%	1.90%
Volatility factor	35.40%	37.50%	36.70%
Expected term	8.6 years	7.3 years	7.2 years

Based on these assumptions, the weighted-average fair value of each stock option granted was $36.48, $22.18 and $29.94 for 2013, 2012 and 2011, respectively.

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

The Corporation recognizes income tax benefits resulting from the payment of dividend equivalents on unvested stock-based payments as an increase to additional paid-in capital and includes them in the pool of excess tax benefits.

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

Warranties. The Corporation’s construction contracts contain warranty provisions covering defects in equipment, materials, design or workmanship that generally run from nine months to one year after project completion. Because of the nature of its projects, including contract owner inspections of the work both during construction and prior to acceptance, the Corporation has not experienced material warranty costs for these short-term warranties and therefore does not believe an accrual for these costs is necessary. Certain construction contracts carry longer warranty periods, ranging from two to ten years, for which the Corporation has accrued an estimate of warranty cost based on experience with the type of work and any known risks relative to the project. These costs were not material to the Corporation’s consolidated results of operations for the years ended December 31, 2013, 2012 and 2011.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 17

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Consolidated Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings for the Corporation consist of consolidated net earnings; adjustments for the funded status of pension and postretirement benefit plans; foreign currency translation adjustments; and the amortization of the value of terminated forward starting interest rate swap agreements into interest expense, and are presented in the Corporation’s consolidated statements of comprehensive earnings.

Accumulated other comprehensive loss consists of unrealized gains and losses related to the funded status of pension and postretirement benefit plans; foreign currency translation; and the unamortized value of terminated forward starting interest rate swap agreements, and is presented on the Corporation’s consolidated balance sheets.

The components of the changes in accumulated other comprehensive loss and related cumulative noncurrent deferred tax assets are as follows:

years ended December 31 (add 000)	Pension and Postretirement Benefit Plans	Foreign Currency	Unamortized Value of Terminated Forward Starting Rate Swap	Total

	2013
Accumulated other comprehensive loss at beginning of period	$(108,189)	$6,157	$(4,137)	$(106,169)

Other comprehensive earnings (loss) before reclassifications, net of tax	55,403	(2,255)	—	53,148
Amounts reclassified from accumulated other comprehensive loss, net of tax	8,237	—	670	8,907

Other comprehensive earnings (loss), net of tax	63,640	(2,255)	670	62,055

Accumulated other comprehensive loss at end of period	$(44,549)	$3,902	$(3,467)	$(44,114)

Cumulative noncurrent deferred tax assets at end of period	$29,198	$—	$2,269	$31,467

	2012
Accumulated other comprehensive loss at beginning of period	$(84,204)	$5,076	$(4,762)	$(83,890)

Other comprehensive (loss) earnings before reclassifications, net of tax	(30,105)	1,081	—	(29,024)
Amounts reclassified from accumulated other comprehensive loss, net of tax	6,120	—	625	6,745

Other comprehensive (loss) earnings, net of tax	(23,985)	1,081	625	(22,279)

Accumulated other comprehensive loss at end of period	$(108,189)	$6,157	$(4,137)	$(106,169)

Cumulative noncurrent deferred tax assets at end of period	$70,881	$—	$2,707	$73,588

	2011
Accumulated other comprehensive loss at beginning of period	$(54,245)	$5,929	$(5,344)	$(53,660)

Other comprehensive (loss) earnings before reclassifications, net of tax	(33,228)	(853)	—	(34,081)
Amounts reclassified from accumulated other comprehensive loss, net of tax	3,269	—	582	3,851

Other comprehensive (loss) earnings, net of tax	(29,959)	(853)	582	(30,230)

Accumulated other comprehensive loss at end of period	$(84,204)	$5,076	$(4,762)	$(83,890)

Cumulative noncurrent deferred tax assets at end of period	$55,161	$—	$3,116	$58,277

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 18

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Reclassifications out of accumulated other comprehensive loss are as follows:

years ended December 31 (add 000)	2013	2012	2011	Affected line items in the consolidated statements of earnings
Pension and postretirement benefit plans
Settlement charge	$729	$779	$375
Amortization of:
Prior service credit	(2,807)	(2,789)	(1,206)
Actuarial loss	15,704	12,134	6,239

	13,626	10,124	5,408	Cost of sales; Selling, general & administrative expenses
Tax effect	(5,389)	(4,004)	(2,139)	Taxes on income

Total	$8,237	$6,120	$3,269

Unamortized value of terminated forward starting interest rate swap
Additional interest expense	$1,108	$1,034	$963	Interest expense
Tax effect	(438)	(409)	(381)	Taxes on income

Total	$670	$625	$582

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

The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta Materials, Inc., reduced by dividends and undistributed earnings attributable to the Corporation’s unvested restricted stock awards and incentive stock awards. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards issued to employees and nonemployee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements if the conversion is dilutive.

The following table reconciles the numerator and denominator for basic and diluted earnings per common share:

years ended December 31 (add 000)	2013	2012	2011
Net earnings from continuing operations attributable to Martin Marietta Materials, Inc.	$122,086	$85,646	$78,392
Less: Distributed and undistributed earnings attributable to unvested awards	513	500	657

Basic and diluted net earnings attributable to common shareholders from continuing operations attributable to Martin Marietta Materials, Inc.	121,573	85,146	77,735
Basic and diluted net (loss) earnings attributable to common shareholders from discontinued operations	(749)	(1,172)	3,987

Basic and diluted net earnings attributable to common shareholders attributable to Martin Marietta Materials, Inc.	$120,824	$83,974	$81,722

Basic weighted-average common shares outstanding	46,164	45,828	45,652
Effect of dilutive employee and director awards	121	142	141

Diluted weighted-average common shares outstanding	46,285	45,970	45,793

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 19

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Reclassifications. Effective January 1, 2013, the Corporation reorganized the operations and management reporting structure of its Aggregates business, resulting in a change to its reportable segments. Segment information for prior years has been reclassified to conform to the presentation of the Corporation’s current reportable segments.

Note B: Goodwill and Intangible Assets

The following table shows the changes in goodwill, all of which relate to the Aggregates business, by reportable segment and in total:

December 31 (add 000)	Mid- America Group	Southeast Group	West Group	Total
	2013

Balance at beginning of period	$263,868	$50,001	$302,335	$616,204
Acquisitions	99	345	—	444
Amounts allocated to divestitures	—	—	(27)	(27)

Balance at end of period	$263,967	$50,346	$302,308	$616,621

	2012

Balance at beginning of period	$263,868	$50,001	$302,802	$616,671
Adjustments to purchase price allocations	—	—	(467)	(467)

Balance at end of period	$263,868	$50,001	$302,335	$616,204

Intangible assets subject to amortization consist of the following:

December 31 (add 000)	Gross Amount	Accumulated Amortization	Net Balance
	2013

Noncompetition agreements	$6,274	$(5,583)	$691
Customer relationships	20,660	(6,160)	14,500
Use rights and other	16,915	(7,550)	9,365

Total	$43,849	$(19,293)	$24,556

	2012

Noncompetition agreements	$6,560	$(5,476)	$1,084
Customer relationships	20,160	(4,100)	16,060
Use rights and other	15,865	(6,416)	9,449

Total	$42,585	$(15,992)	$26,593

Intangible assets deemed to have an indefinite life and not being amortized consist of the following:

December 31 (add 000)	Aggregates Business	Specialty Products	Total
		2013

Use rights	$21,470	$—	$21,470
Trade name	—	2,565	2,565

Total	$21,470	$2,565	$24,035

	2012

Use rights	$21,275	$—	$21,275
Trade name	—	2,565	2,565

Total	$21,275	$2,565	$23,840

During 2013, the Corporation acquired $2,000,000 of other intangibles for its Aggregates business, consisting of the following:

(add 000)	Amount	Weighted-average amortization period

Subject to amortization:
Customer relationships	$500	7.0 years
Use rights and other	1,050	63.4 years

	1,550	45.2 years

Not subject to amortization:
Use right	450	N/A
Total	$2,000

The Corporation did not acquire any intangibles in 2012.

Use rights include, but are not limited to, water rights, trade names and operating permits.

Total amortization expense for intangible assets for the years ended December 31, 2013, 2012 and 2011 was $3,587,000, $3,593,000 and $1,812,000, respectively.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)

2014	$3,370
2015	2,730
2016	2,424
2017	2,298
2018	2,166
Thereafter	11,568

Total	$24,556

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 20

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note C: Business Combinations and Discontinued Operations

Business Combinations. In 2013, the Corporation acquired three aggregates quarries in the greater Atlanta, Georgia area, providing over 800 million tons of permitted aggregates reserves. Additionally, the Corporation acquired an aggregates site in Iowa. In 2011, the Corporation acquired aggregates quarry sites and downstream ready mixed concrete, asphalt and road paving businesses in the metropolitan Denver, Colorado region and San Antonio, Texas.

Divestitures and Permanent Closures. Divestitures and permanent closures of underperforming operations represent discontinued operations; and therefore, the results of their operations through the dates of disposal and any gain or loss on disposals are included in discontinued operations in the consolidated statements of earnings. The results of operations for divestitures do not include corporate overhead allocations during the periods the Corporation owned these operations.

Discontinued operations, which all related to the Aggregates business, consist of the following:

years ended December 31 (add 000)	2013	2012	2011

Net sales	$3,111	$5,819	$64,774

Pretax loss on operations	$(1,084)	$(1,619)	$(3,808)
Pretax (loss) gain on disposals	(82)	(354)	9,986

Pretax (loss) gain	(1,166)	(1,973)	6,178
Income tax (benefit) expense	(417)	(801)	2,191

Net (loss) earnings	$(749)	$(1,172)	$3,987

In 2011, the Corporation divested its River District operations, which was part of the Southeast Group.

Note D: Accounts Receivable, Net

December 31 (add 000)	2013	2012

Customer receivables	$246,528	$226,577
Other current receivables	2,974	3,542

	249,502	230,119
Less allowances	(4,081)	(6,069)

Total	$245,421	$224,050

Of the total accounts receivable, net, balance, $3,192,000 and $2,090,000 at December 31, 2013 and 2012, respectively, were due from an unconsolidated affiliate.

Note E: Inventories, Net

December 31 (add 000)	2013	2012

Finished products	$368,334	$355,881
Products in process and raw materials	16,077	16,442
Supplies and expendable parts	61,922	56,805

	446,333	429,128
Less allowances	(99,026)	(96,817)

Total	$347,307	$332,311

Note F: Property, Plant and Equipment, Net

December 31 (add 000)	2013	2012

Land and land improvements	$728,396	$645,095
Mineral reserves and interests	461,587	430,884
Buildings	118,655	116,332
Machinery and equipment	2,575,340	2,511,222
Construction in progress	92,906	109,054

	3,976,884	3,812,587
Less allowances for depreciation, depletion and amortization	(2,177,643)	(2,059,346)

Total	$1,799,241	$1,753,241

The gross asset value and related allowance for amortization for machinery and equipment recorded under capital leases at December 31, 2013 were as follows:

(add 000)	2013

Machinery and equipment under capital leases	$10,341
Less allowance for amortization	(104)

Total	$10,237

The Corporation did not have any capital leases at December 31, 2012.

Depreciation, depletion and amortization expense related to property, plant and equipment was $168,333,000, $171,940,000 and $169,974,000 for the years ended December 31, 2013, 2012 and 2011, respectively. Depreciation, depletion and amortization expense for 2013 includes amortization of machinery and equipment under capital leases.

Interest cost of $1,792,000, $2,537,000 and $1,816,000 was capitalized during 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, $62,826,000 and $69,073,000, respectively, of the Aggregates business’ net property, plant and equipment was located in foreign countries, namely the Bahamas and Canada.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 21

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note G: Long-Term Debt

December 31 (add 000)	2013	2012

6.6% Senior Notes, due 2018	$298,893	$298,677
7% Debentures, due 2025	124,471	124,443
6.25% Senior Notes, due 2037	228,148	228,114
Term Loan Facility, due 2018, interest rate of 1.67% and 2.21% at December 31, 2013 and 2012, respectively	248,441	245,000
Revolving Facility, interest rate of 1.91% at December 31, 2012	—	50,000
Trade Receivable Facility, interest rate of 0.77% at December 31, 2013	130,000	—
AR Credit Facility, interest rate of 1.00% at December 31, 2012	—	100,000
Other notes	968	1,625

Total	1,030,921	1,047,859
Less current maturities	(12,403)	(5,676)

Long-term debt	$1,018,518	$1,042,183

On November 29, 2013, the Corporation entered into a $600,000,000 credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., Branch Banking and Trust Company and SunTrust Bank, as Co-Syndication Agents, and the lenders party thereto (the “Credit Agreement”). The Credit Agreement provides a $250,000,000 senior unsecured term loan (the “Term Loan Facility”) and a $350,000,000 five-year senior unsecured revolving facility (the “Revolving Facility”, and together with the Term Loan Facility, the “Senior Unsecured Credit Facilities”) and extends their maturity dates to 2018. The Senior Unsecured Credit Facilities are syndicated with the following banks:

(add 000) Lender	Revolving Facility Commitment	Term Loan Facility Commitment

JPMorgan Chase Bank, N.A.	$46,667	$33,333
Wells Fargo Bank, N.A.	46,667	33,333
Branch Banking and Trust Company	46,667	33,333
SunTrust Bank	46,667	33,333
Deutsche Bank AG New York Branch	46,667	33,333
PNC Bank, National Association	29,167	20,833
Regions Bank	29,167	20,833
The Northern Trust Company	29,167	20,833
Comerica Bank	14,582	10,418
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	14,582	10,418

Total	$350,000	$250,000

Borrowings under the Senior Unsecured Credit Facilities bear interest, at the Corporation’s option, at rates based upon the London Interbank Offered Rate (“LIBOR”) or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid.

The Term Loan Facility replaced a previous term loan under which $240,000,000 was outstanding prior to entering into the Senior Unsecured Credit Facilities. In connection with closing the Term Loan Facility, the Corporation borrowed an additional $10,000,000, which resulted in total borrowings of $250,000,000 under the Term Loan Facility. The Corporation is required to make quarterly principal payments equal to 1.25% of the original principal balance during 2014 and 2015 and 1.875% of the remaining principal balance during the remaining years, with the remaining outstanding principal, together with interest accrued thereon, due in full on November 29, 2018.

The Revolving Facility expires on November 29, 2018, with any outstanding principal amounts, together with interest accrued thereon, due in full on that date. Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Corporation under the Revolving Facility. At December 31, 2013 and 2012, the Corporation had $2,507,000 of outstanding letters of credit issued under the Revolving Facility. The Corporation paid an upfront loan commitment fee to the bank group that is being amortized over the life of the Revolving Facility. Unused fees are paid on undrawn revolving balances.

The Corporation’s $100,000,000 secured accounts receivable credit facility (the “AR Credit Facility”) expired by its own terms on April 20, 2013.

On April 19, 2013, the Corporation, through a wholly-owned consolidated special purpose subsidiary, established a $150,000,000 trade receivable securitization facility with SunTrust Bank and certain other lenders that may become a party to the facility from time to time (the “Trade Receivable Facility”). The Trade Receivable Facility is backed by trade receivables of $234,101,000 at December 31, 2013, which are originated by the Corporation and sold to the wholly-owned consolidated special purpose subsidiary by the Corporation. Borrowings under the Trade Receivable Facility bear interest at a rate equal to one-month LIBOR plus 0.6% and are limited to

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 22

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

the lesser of the facility limit or of “eligible” receivables, as defined. The Corporation continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned consolidated special purpose subsidiary. The Corporation has the option to request an increase in the commitment amount by up to an additional $100,000,000, in increments of no less than $25,000,000, subject to receipt of lender commitments for the increased amount. The Trade Receivable Facility matures on April 19, 2014. At December 31, 2013, outstanding borrowings under the Trade Receivable Facility were classified as long-term on the consolidated balance sheet as the Corporation has the intent and ability to refinance amounts outstanding. The Trade Receivable Facility contains a cross-default provision to the Corporation’s other debt agreements.

The Corporation has a $10,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2013 or 2012.

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

All Senior Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. Senior Notes are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Senior Notes and Debentures are as follows:

	Principal Amount (add 000)	Effective Interest Rate	Maturity Date

6.6% Senior Notes	$300,000	6.81%	April 15, 2018
7% Debentures	$125,000	7.12%	December 1, 2025
6.25% Senior Notes	$230,000	6.45%	May 1, 2037

The Credit Agreement requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve months (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation, as a consequence of such specified acquisition, does not have its rating on long-term unsecured debt fall below BBB by Standard & Poor’s or Baa2 by Moody’s and the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if no amounts are outstanding under both the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Corporation is a co-borrower (see Note N), may be reduced by the Corporation’s unrestricted cash and cash equivalents in excess of $50,000,000, such reduction not to exceed $200,000,000, for purposes of the covenant calculation. The Corporation was in compliance with the Ratio at December 31, 2013.

The Corporation’s long-term debt maturities for the five years following December 31, 2013, and thereafter are:

(add 000)

2014	$12,403
2015	12,390
2016	18,607
2017	18,480
2018	616,153
Thereafter	352,888

Total	$1,030,921

Accumulated other comprehensive loss includes the unamortized value of terminated forward starting interest rate swap agreements. For the years ended December 31, 2013, 2012 and 2011, the Corporation recognized $1,108,000, $1,034,000 and $963,000, respectively, as additional interest expense. The ongoing amortization of the terminated value of the forward starting interest rate swap agreements will increase annual interest expense by approximately $1,200,000 until the maturity of the 6.6% Senior Notes in 2018.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 23

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note H: Financial Instruments

The Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft, accounts payable, publicly-registered long-term notes, debentures and other long-term debt.

Temporary cash investments are placed primarily in money market funds, money market demand deposit accounts and Eurodollar time deposits with the following financial institutions: Branch Banking and Trust Company, Comerica Bank, Fifth Third Bank, JPMorgan Chase Bank, N.A., Regions Bank and Wells Fargo Bank, N.A. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

Customer receivables are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, customer receivables are more heavily concentrated in certain states, namely Texas, North Carolina, Colorado, Iowa and Georgia (see Note A). The estimated fair values of customer receivables approximate their carrying amounts.

Notes receivable are primarily promissory notes with customers and are not publicly traded. Management estimates that the fair value of notes receivable approximates its carrying amount.

The bank overdraft represents amounts to be funded to financial institutions for checks that have cleared the bank. The estimated fair value of the bank overdraft approximates its carrying value.

Accounts payable represent amounts owed to suppliers and vendors. The estimated fair value of accounts payable approximates its carrying amount due to the short-term nature of the payables.

The carrying values and fair values of the Corporation’s long-term debt were $1,030,921,000 and $1,068,324,000, respectively, at December 31, 2013 and $1,047,859,000 and $1,105,650,000, respectively, at December 31, 2012. The estimated fair value of the Corporation’s publicly-registered long-term debt was estimated based on Level 1 of the fair value hierarchy using quoted market prices. The estimated fair values of other borrowings, which primarily represent variable-rate debt, approximate their carrying amounts as the interest rates reset periodically.

Note I: Income Taxes

The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follows:

years ended December 31 (add 000)	2013	2012	2011

Federal income taxes:
Current	$30,856	$(2,530)	$15,982
Deferred	8,399	12,581	4,080

Total federal income taxes	39,255	10,051	20,062

State income taxes:
Current	3,201	458	2,829
Deferred	478	1,670	(882)

Total state income taxes	3,679	2,128	1,947

Foreign income taxes:
Current	972	4,062	(1,006)
Deferred	139	1,190	—

Total foreign income taxes	1,111	5,252	(1,006)

Total taxes on income	$44,045	$17,431	$21,003

The Corporation entered into Advance Pricing Agreements (“APA”) with the United States and Canadian taxing authorities covering intercompany shipments during the years 2005 through 2011. In August 2013, the Corporation filed the required amended returns and paid the taxes due to settle the Canadian APA, which increased the sales price charged for the intercompany shipments from Canada to the United States during the years 2005 through 2011. The Corporation also filed amended returns in the United States for the years 2005 through 2011 to request gross compensating refunds of $10,239,000 allowed pursuant to the corresponding APA with the United States. For the year ended December 31, 2012, the current federal tax benefit is primarily attributable to the estimated settlement of the APA and a refund related to the 2006 tax year.

For the years ended December 31, 2013 and 2012, excess tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $2,368,000 and $777,000, respectively. For the year ended December 31, 2011, the realized tax benefit for stock-based compensation transactions was less than the amounts estimated during the vesting periods. As a result, the Corporation reduced its pool of excess tax benefits by $966,000.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 24

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2013, 2012 and 2011, foreign pretax loss was $10,227,000, $5,473,000 and $12,897,000, respectively. In 2013, current foreign tax expense was primarily attributable to the settlement of the Canadian APA. In 2012, current foreign tax expense primarily related to the estimated settlement of the APA offset by the reversal of the valuation allowance on deferred tax assets. In 2011, current foreign tax benefit included refunds for the double taxation resulting from the Canadian Revenue Authority’s audit of the Corporation’s Canadian subsidiary. The tax effect of currency translations included in foreign taxes was immaterial. No deferred tax asset was recognized on the loss of the Corporation’s wholly-owned Bahamas subsidiary in 2013 and 2012 since the tax benefit is not expected to reverse in the foreseeable future.

The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2013	2012	2011

Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(12.0)	(17.6)	(17.6)
State income taxes	1.5	1.3	1.3
Foreign valuation allowance	—	(3.4)	2.5
Foreign taxes, other	1.7	0.7	2.1
Domestic production deduction	(2.1)	0.1	(1.2)
Advanced pricing agreements	0.9	0.7	—
Medicare subsidy	—	—	(0.2)
Other items	1.8	(0.1)	(1.0)

Effective income tax rate	26.8%	16.7%	20.9%

For income tax purposes, the statutory depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, changes in sales volumes and earnings may not proportionately affect the Corporation’s effective income tax rate on continuing operations.

The settlement of the APA allowed the Corporation’s Canadian subsidiary to utilize certain net operating loss and tax credit carryforwards for which a valuation allowance was previously established. In 2013, the Corporation utilized net operating loss carryforwards of $16,840,000 and remaining tax credits of $1,370,000 of its Canadian subsidiary. The Corporation reversed a $3,644,000 valuation allowance in 2012 when the estimated effect of the APA was recorded. The Corporation increased its valuation allowance attributable to net operating loss carryforwards by $2,680,000 in 2011.

The Corporation is entitled to receive a nine percent tax deduction related to income from domestic (i.e., United States) production activities. The deduction reduced income tax expense and increased consolidated net earnings by $3,979,000, or $0.09 per diluted share, in 2013 and $2,035,000, or $0.04 per diluted share, in 2011. For 2012, no deduction was allowed due to the taxable income limitation.

During 2013, 2012 and 2011, several states in which the Corporation operates enacted changes to their respective tax rates which were deemed immaterial to the Corporation’s overall effective income tax rate.

The principal components of the Corporation’s deferred tax assets and liabilities are as follows:

	Deferred
December 31	Assets (Liabilities)
(add 000)	2013	2012

Deferred tax assets related to:
Employee benefits	$31,067	$33,258
Inventories	53,229	54,555
Valuation and other reserves	18,372	17,753
Net operating loss carryforwards	5,379	8,891
Other items, net	—	1,511

Gross deferred tax assets	108,047	115,968
Valuation allowance on deferred tax assets	(5,858)	(6,572)

Total net deferred tax assets	102,189	109,396

Deferred tax liabilities related to:
Property, plant and equipment	(257,366)	(260,191)
Goodwill and other intangibles	(78,577)	(70,669)
Other items, net	(2,891)	—

Total deferred tax liabilities	(338,834)	(330,860)

Net deferred tax liability	$(236,645)	$(221,464)

Additionally, the Corporation had deferred tax assets of $31,467,000 and $73,588,000 for certain items recorded in accumulated other comprehensive loss at December 31, 2013 and 2012, respectively.

Deferred tax assets and (liabilities) recognized on the Corporation’s consolidated balance sheets are as follows:

December 31 (add 000)	2013	2012

Current deferred income tax benefits	$74,821	$77,716
Noncurrent deferred income taxes	(279,999)	(225,592)

Net deferred income taxes	$(205,178)	$(147,876)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 25

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Deferred tax assets for employee benefits result from the temporary differences between the deductions for pension and postretirement obligations and stock-based compensation transactions. For financial reporting purposes, such amounts are expensed based on authoritative accounting guidance. For income tax purposes, amounts related to pension and postretirement obligations are deductible as funded. Amounts related to stock-based compensation transactions are deductible for income tax purposes upon vesting or exercise of the underlying award. Deferred tax assets are carried on stock options with exercise prices in excess of the Corporation’s stock price at December 31, 2013. If these options expire without being exercised, the deferred tax assets are written off by reducing the pool of excess tax benefits to the extent available and expensing any excess.

The Corporation had domestic net operating loss carryforwards of $121,977,000 and domestic and foreign net operating loss carryforwards of $179,029,000 at December 31, 2013 and 2012, respectively. These carryforwards have various expiration dates through 2033. At December 31, 2013 and 2012, deferred tax assets associated with these carryforwards were $5,379,000 and $8,891,000, respectively, for which valuation allowances of $5,006,000 and $5,185,000, respectively, were recorded. The Corporation also had domestic tax credit carryforwards of $2,354,000 and domestic and foreign tax credit carryforwards of $10,124,000 at December 31, 2013 and 2012, respectively, for which valuation allowances were recorded in the amount of $852,000 and $1,387,000 at December 31, 2013 and 2012, respectively. Tax credit carryforwards recorded at December 31, 2013 expire in 2018. The Corporation utilized its Alternative Minimum Tax (“AMT”) credit from 2012; the Corporation does not expect to be subject to AMT for 2013.

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

The Corporation provides deferred taxes, as required, on the undistributed net earnings of all non-U.S. subsidiaries for which the indefinite reversal criterion has not been met. The Corporation expects to reinvest permanently the earnings from its wholly-owned Canadian subsidiary and accordingly, has not provided deferred taxes on the subsidiary’s undistributed net earnings. The APA settlement materially impacted the Canadian subsidiary’s undistributed net earnings, estimated to be $27,000,000 for the year ended December 31, 2013. The determination of the unrecognized deferred tax liability for temporary differences related to the investment in the wholly-owned Canadian subsidiary is not practicable due to the complexities associated with the calculation of a hypothetical tax liability payable upon the repatriation of earnings.

On September 13, 2013, the U.S. Treasury Department and Internal Revenue Service (“IRS”) issued final regulations addressing costs incurred in acquiring, producing or improving tangible property (the “tangible property regulations”). The tangible property regulations are generally effective for tax years beginning on or after January 1, 2014, and may be adopted in earlier years. The Corporation is required to include the tax impact of regulatory changes in the period of enactment. The Corporation estimated the tax impact of these accounting method changes to increase noncurrent deferred tax liabilities in the amount of $1,334,000, with a corresponding reduction in current taxes payable. This estimate has been reflected in the consolidated balance sheet at December 31, 2013.

The following table summarizes the Corporation’s unrecognized tax benefits, excluding interest and correlative effects:

years ended December 31 (add 000)	2013	2012	2011

Unrecognized tax benefits at beginning of year	$15,380	$9,288	$11,011
Gross increases – tax positions in prior years	9,845	19,434	1,217
Gross decreases – tax positions in prior years	(5,121)	(13,876)	(1,510)
Gross increases – tax positions in current year	2,540	1,555	6,274
Gross decreases – tax positions in current year	(529)	—	(4,625)
Settlements with taxing authorities	(8,599)	(1,021)	(3,079)
Lapse of statute of limitations	(1,690)	—	—

Unrecognized tax benefits at end of year	$11,826	$15,380	$9,288

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 26

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the year ended December 31, 2013, settlements with taxing authorities related to the Canadian APA settlement. No unrecognized tax benefits were included as of December 31, 2013 for the effect of the APA. For the year ended December 31, 2012, gross increases in tax positions in prior years included the estimated effect of the Canadian APA that increased the sales price charged for intercompany shipments during the settlement period. Upon final settlement, the Corporation was allowed a corresponding tax refund in the United States for the years 2005 through 2011, which was not included in unrecognized tax benefits at December 31, 2012.

At December 31, 2013, 2012 and 2011, unrecognized tax benefits of $6,301,000, $14,386,000 and $4,915,000, respectively, related to interest accruals and permanent income tax differences net of federal tax benefits, would have favorably affected the Corporation’s effective income tax rate if recognized.

Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities. The Corporation anticipates that it is reasonably possible that its unrecognized tax benefits may decrease up to $6,447,000, excluding indirect benefits, during the twelve months ending December 31, 2014 due to expected settlements with taxing authorities and the expiration of the statute of limitations for the 2010 tax year.

For the year ended December 31, 2013, $1,368,000, or $0.03 per diluted share, was reversed into income upon the statute of limitations expiration for the 2009 tax year. For the year ended December 31, 2012, $1,617,000, or $0.04 per diluted share, was reversed into income resulting from a refund of federal tax and interest related to the 2006 tax year and the estimated effects of the APA. For the year ended December 31, 2011, $3,010,000, or $0.07 per diluted share, was reversed into income upon the favorable effective settlement of the IRS audit for the 2008 tax year.

For the years ended December 31, 2013, 2012 and 2011, total interest, net of tax, included in income tax expense in the consolidated statements of earnings was $1,446,000, $119,000 and $305,000, respectively. At December 31, 2013, accrued interest of $191,000, net of tax benefits of $125,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet; accrued interest of $227,000, net of tax benefits of $148,000, was recorded as a current liability, and interest receivable of $344,000, net of tax expense of $225,000, was recorded as a current asset. In addition, accrued interest of $1,548,000, for which there was no related tax benefit, was recorded as a current liability. At December 31, 2012, accrued interest of $156,000, net of tax benefits of $102,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet; and accrued interest of $179,000, for which there is no related tax benefit, was recorded as a current liability.

The Corporation’s open tax years subject to federal, foreign or state examinations are 2009 through 2013.

Note J: Retirement Plans, Postretirement and Postemployment Benefits

The Corporation sponsors defined benefit retirement plans that cover substantially all employees. Additionally, the Corporation provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses and retiree life insurance. The Corporation also provides certain benefits, such as disability benefits, to former or inactive employees after employment but before retirement.

The measurement date for the Corporation’s defined benefit plans, postretirement benefit plans and postemployment benefit plans is December 31.

Defined Benefit Retirement Plans. Retirement plan assets are held in the Corporation’s Master Retirement Trust and are invested in listed stocks, bonds, hedge funds, real estate and cash equivalents. Defined retirement benefits for salaried employees are based on each employee’s years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 27

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Corporation sponsors a Supplemental Excess Retirement Plan (“SERP”) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump-sum payment of vested benefits. When these benefit payments exceed the sum of the service and interest costs for the SERP during a year, the Corporation recognizes a pro-rata portion of the SERP’s unrecognized actuarial loss as settlement expense.

The net periodic retirement benefit cost of defined benefit plans includes the following components:

years ended December 31 (add 000)	2013	2012	2011

Components of net periodic benefit cost:
Service cost	$16,121	$13,084	$11,270
Interest cost	23,016	23,653	23,178
Expected return on assets	(26,660)	(23,899)	(24,493)
Amortization of:
Prior service cost	449	466	534
Actuarial loss	15,679	12,417	6,324
Transition asset	(1)	(1)	(1)
Settlement charge	729	779	375

Net periodic benefit cost	$29,333	$26,499	$17,187

The Corporation recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (add 000)	2013	2012	2011

Actuarial (gain) loss	$(90,755)	$47,877	$65,334
Amortization of:
Prior service cost	(449)	(466)	(534)
Actuarial loss	(15,679)	(12,417)	(6,324)
Transition asset	1	1	1
Settlement charge	(729)	(779)	(375)

Total	$(107,611)	$34,216	$58,102

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2013		2012
(add 000)	Gross	Net of tax	Gross	Net of tax

Prior service cost	$1,640	$992	$2,089	$1,263
Actuarial loss	84,512	51,087	191,675	115,868
Transition asset	(10)	(6)	(11)	(7)

Total	$86,142	$52,073	$193,753	$117,124

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2014 are $445,000 (net of a deferred tax asset of $176,000), $3,900,000 (net of a deferred tax asset of $1,542,000) and $1,000, respectively. These amounts are included in accumulated other comprehensive loss at December 31, 2013.

The defined benefit plans’ change in projected benefit obligation is as follows:

years ended December 31 (add 000)	2013	2012
Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$535,783	$457,175
Service cost	16,121	13,084
Interest cost	23,016	23,653
Actuarial (gain) loss	(57,533)	61,286
Gross benefits paid	(21,347)	(19,415)

Net projected benefit obligation at end of year	$496,040	$535,783

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31 (add 000)	2013	2012
Change in plan assets:
Fair value of plan assets at beginning of year	$376,443	$325,150
Actual return on plan assets, net	59,882	37,308
Employer contributions	28,995	33,400
Gross benefits paid	(21,347)	(19,415)

Fair value of plan assets at end of year	$443,973	$376,443

December 31 (add 000)	2013	2012
Funded status of the plan at end of year	$(52,067)	$(159,340)

Accrued benefit cost	$(52,067)	$(159,340)

December 31 (add 000)	2013	2012
Amounts recognized on consolidated balance sheets consist of:
Current pension and postretirement benefits	$(56)	$(2,871)
Noncurrent pension, postretirement and postemployment benefits	(52,011)	(156,469)

Net amount recognized at end of year	$(52,067)	$(159,340)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 28

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The accumulated benefit obligation for all defined benefit pension plans was $453,161,000 and $481,865,000 at December 31, 2013 and 2012, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31 (add 000)	2013	2012
Projected benefit obligation	$495,180	$535,783
Accumulated benefit obligation	$452,449	$481,865
Fair value of plan assets	$443,211	$376,443

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2013	2012
Discount rate	5.17%	4.24%
Rate of increase in future compensation levels	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are:

	2013	2012	2011
Discount rate	4.24%	5.14%	5.84%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	7.00%	7.25%	7.75%

The expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.

For 2013, the Corporation estimated the remaining lives of participants in the pension plans using the RP 2000 Mortality Table projected to 2020 with no phased-out improvements (“RP 2000 Mortality Table”). The RP 2000 Mortality Table includes separate tables for blue-collar employees and white-collar employees. The Corporation used the blue-collar table for its hourly workforce and the white-collar table for its salaried employees. The RP 2000 Mortality Table projected to 2015 with no phased-out improvements was used in 2012 and 2011.

The target allocation for 2013 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets
	2013	December 31
	Target
Asset Class	Allocation	2013	2012
Equity securities	56%	57%	56%
Debt securities	34%	33%	33%
Hedge funds	5%	5%	5%
Real estate	5%	4%	5%
Cash	—	1%	1%

Total	100%	100%	100%

The Corporation’s investment strategy is for approximately 65% of equity securities to be invested in mid-sized to large capitalization U.S. funds with the remaining to be invested in small capitalization, emerging markets and international funds. Approximately 85% of debt securities, or fixed income investments, are invested in funds with the objective of exceeding the return of the Barclays Capital Aggregate Bond Index, with the remaining invested in high-yield funds.

The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total Fair
December 31	(Level 1)	(Level 2)	(Level 3)	Value
(add 000)	2013
Equity securities:
Mid-sized to large cap	$—	$182,426	$—	$182,426
International and emerging growth funds	—	71,662	—	71,662
Debt securities:
Core fixed income	—	122,327	—	122,327
High-yield bonds	—	24,579	—	24,579
Real estate	—	—	19,357	19,357
Hedge funds	—	—	21,764	21,764
Cash	1,858	—	—	1,858

Total	$1,858	$400,994	$41,121	$443,973

	2012
Equity securities:
Mid-sized to large cap	$—	$148,880	$—	$148,880
International and emerging growth funds	—	63,003	—	63,003
Debt securities:
Core fixed income	—	105,972	—	105,972
High-yield bonds	—	19,487	—	19,487
Real estate	—	—	17,728	17,728
Hedge funds	—	—	19,252	19,252
Cash	2,121	—	—	2,121

Total	$2,121	$337,342	$36,980	$376,443

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 29

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Real estate investments are stated at estimated fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of real estate investments generally do not reflect transaction costs which may be incurred upon disposition of the real estate investments and do not necessarily represent the prices at which the real estate investments would be sold or repaid, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. An independent valuation consultant is employed to determine the fair value of the real estate investments. The value of hedge funds is based on the values of the sub-fund investments. In determining the fair value of each sub-fund’s investment, the hedge funds’ Board of Trustees uses the values provided by the sub-funds and any other considerations that may, in its judgment, increase or decrease such estimated value.

The change in the fair value of pension plan assets valued using significant unobservable inputs (Level 3) is as follows:

years ended December 31	Real Estate	Hedge Funds
(add 000)	2013
Balance at beginning of year	$17,728	$19,252
Purchases, sales, settlements, net	706	—
Realized gain	11	—
Unrealized gain	912	2,512
Balance at end of year	$19,357	$21,764

	2012
Balance at beginning of year	$16,278	$12,979
Purchases, sales, settlements, net	690	5,500
Realized gain	8	—
Unrealized gain	752	773
Balance at end of year	$17,728	$19,252

In 2013 and 2012, the Corporation made pension contributions and SERP payments of $28,995,000 and $33,400,000, respectively. The Corporation currently estimates that it will contribute $20,715,000 to its pension and SERP plans in 2014.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2014	$20,653
2015	$22,530
2016	$24,511
2017	$26,422
2018	$28,034
Years 2019 - 2023	$164,420

Postretirement Benefits. The net periodic postretirement benefit (credit) cost of postretirement plans includes the following components:

years ended December 31 (add 000)	2013	2012	2011
Components of net periodicbenefit (credit) cost:
Service cost	$227	$227	$350
Interest cost	1,013	1,234	2,225
Amortization of:
Prior service credit	(3,255)	(3,255)	(1,740)
Actuarial loss (gain)	25	(283)	(85)

Total net periodic benefit (credit) cost	$(1,990)	$(2,077)	$750

The Corporation recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (add 000)	2013	2012	2011
Actuarial (gain) loss	$(1,011)	$1,993	$(3,884)
Prior service credit	—	—	(10,397)
Amortization of:
Prior service credit	3,255	3,255	1,740
Actuarial (loss) gain	(25)	283	85

Total	$2,219	$5,531	$(12,456)

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31 (add 000)	2013		2012
	Gross	Net of tax	Gross	Net of tax
Prior service credit	$(10,343)	$(6,252)	$(13,598)	$(8,220)
Actuarial gain	(1,970)	(1,192)	(934)	(565)

Total	$(12,313)	$(7,444)	$(14,532)	$(8,785)

The prior service credit and actuarial gain expected to be recognized in net periodic benefit cost during 2014 is $3,255,000 (net of a deferred tax liability of $1,287,000) and $138,000 (net of a deferred tax liability of $55,000), respectively, and are included in accumulated other comprehensive loss at December 31, 2013.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 30

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The postretirement health care plans’ change in benefit obligation is as follows:

years ended December 31 (add 000)	2013	2012
Change in benefit obligation:
Net benefit obligation at beginning of year	$29,095	$29,635
Service cost	227	227
Interest cost	1,013	1,234
Participants’ contributions	1,370	2,528
Actuarial (gain) loss	(1,011)	1,993
Gross benefits paid	(3,342)	(6,522)

Net benefit obligation at end of year	$27,352	$29,095

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31 (add 000)	2013	2012
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	1,972	3,994
Participants’ contributions	1,370	2,528
Gross benefits paid	(3,342)	(6,522)

Fair value of plan assets at end of year	$—	$—

December 31 (add 000)	2013	2012
Funded status of the plan at end of year	$(27,352)	$(29,095)

Accrued benefit cost	$(27,352)	$(29,095)

December 31 (add 000)	2013	2012
Amounts recognized on consolidated balance sheets consist of:
Current pension and postretirement benefits	$(1,970)	$(3,980)
Noncurrent pension, postretirement and postemployment benefits	(25,382)	(25,115)

Net amount recognized at end of year	$(27,352)	$(29,095)

Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2013	2012
Discount rate	4.42%	3.54%

Weighted-average assumptions used to determine net postretirement benefit cost for the years ended December 31 are:

	2013	2012	2011
Discount rate	3.54%	4.44%	5.57%

The Corporation estimated the remaining lives of participants in the postretirement plan using the RP 2000 Mortality Table. The RP 2000 Mortality Table projected to 2015 with no phased-out improvements was used in 2012 and 2011.

Assumed health care cost trend rates at December 31 are:

	2013	2012
Health care cost trend rate assumed for next year	7.5%	8.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2019	2019

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease )
Total service and interest cost components	$53	$(45)
Postretirement benefit obligation	$1,317	$(1,132)

The Corporation estimates that it will contribute $1,970,000 to its postretirement health care plans in 2014.

The total expected benefit payments to be paid by the Corporation, net of participant contributions, for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2014	$1,970
2015	$2,685
2016	$2,680
2017	$2,627
2018	$2,527
Years 2019 - 2023	$10,852

Defined Contribution Plans. The Corporation maintains defined contribution plans that cover substantially all employees. These plans, qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $7,097,000 in 2013, $6,216,000 in 2012 and $5,554,000 in 2011.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 31

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,096,000 and $1,538,000 at December 31, 2013 and 2012, respectively.

Note K: Stock-Based Compensation

The shareholders approved, on May 23, 2006, the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). The Corporation has been authorized by the Board of Directors to repurchase shares of the Corporation’s common stock for issuance under the Plans (see Note R).

Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. The Corporation granted 58,207 employee stock options during 2013. Options granted in 2013 become exercisable in four annual installments beginning one year after date of grant and expire ten years from such date. Options granted in 2005 through 2012 expire in eight years from such date. Options granted prior to January 1, 2005 became exercisable in three equal annual installments beginning one year after date of grant and expire ten years from such date.

Prior to 2009, nonemployee Board of Directors received 3,000 non-qualified stock options annually. These options have an exercise price equal to the market value at the date of grant, vested immediately and expire ten years from the grant date.

The following table includes summary information for stock options as of December 31, 2013:

	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2013	1,027,957	$ 96.10
Granted	58,207	$108.24
Exercised	(200,054)	$ 69.81
Terminated	(3,694)	$125.33

Outstanding at December 31, 2013	882,416	$102.74	3.0

Exercisable at December 31, 2013	732,015	$105.44	2.3

The weighted-average grant-date exercise price of options granted during 2013, 2012 and 2011 was $108.24, $69.12 and $86.90, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2013, 2012 and 2011 were $7,142,000, $7,176,000 and $1,621,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2013 were $10,689,000 and $8,649,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2013, which was $99.94.

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

The Corporation grants restricted stock awards under the Plans to a group of executive officers, key personnel and nonemployee Board of Directors. Certain restricted stock awards are based on specific common stock performance criteria over a specified period of time. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee Board of Directors vest immediately.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 32

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes information for incentive compensation awards and restricted stock awards as of December 31, 2013:

	Incentive Compensation		Restricted Stock
	Number of Awards	Weighted- Average Grant-Date Fair Value	Number of Awards	Weighted- Average Grant-Date Fair Value
January 1, 2013	27,727	$81.42	238,594	$81.19
Awarded	12,605	$99.23	46,376	$108.24
Distributed	(15,201)	$84.47	(86,179)	$80.26
Forfeited	—	$—	(1,742)	$86.75

December 31, 2013	25,131	$88.51	197,049	$87.91

The weighted-average grant-date fair value of incentive compensation awards granted during 2013, 2012 and 2011 was $99.23, $81.41 and $84.71, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2013, 2012 and 2011 was $108.24, $69.12 and $86.90, respectively.

The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2013 were $732,000 and $19,693,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2013, which was $99.94. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2013, 2012 and 2011 were $466,000, $375,000 and $165,000, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2013, 2012 and 2011 were $9,413,000, $8,695,000 and $10,237,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution.

At December 31, 2013, there are approximately 457,000 awards available for grant under the Plans.

In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2013, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.

The Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee Board of Directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. In 2013, Board of Directors were required to defer at least 50% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Nonemployee Board of Directors elected to defer portions of their fees representing 6,583, 9,502 and 8,583 shares of the Corporation’s common stock under this plan during 2013, 2012 and 2011, respectively.

The following table summarizes stock-based compensation expense for the years ended December 31, 2013, 2012 and 2011, unrecognized compensation cost for nonvested awards at December 31, 2013 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

(add 000, except year data)	Stock Options	Restricted Stock	Incentive Compen- sation	Directors’ Awards	Total
Stock-based compensation expense recognized for years ended December 31:
2013	$1,734	$4,377	$229	$668	$7,008
2012	$1,835	$4,980	$237	$729	$7,781
2011	$2,602	$7,929	$272	$719	$11,522

Unrecognized compensation cost at December 31, 2013:	$1,853	$4,878	$195	$160	$7,086

Weighted-average period over which unrecognized compensation cost will be recognized:	2.0 years	1.9 years	1.6 years	—

For the years ended December 31, 2013, 2012 and 2011, the Corporation recognized a tax benefit related to stock-based compensation expense of $2,772,000, $3,077,000 and $4,557,000, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2013:

(add 000)
2014	$4,129
2015	2,263
2016	653
2017	41

Total	$7,086

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 33

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Stock-based compensation expense is included in selling, general and administrative expenses in the Corporation’s consolidated statements of earnings.

Note L: Leases

Total lease expense for operating leases was $45,093,000, $44,177,000 and $46,314,000 for the years ended December 31, 2013, 2012 and 2011, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $41,604,000, $43,445,000 and $36,333,000 for the years ended December 31, 2013, 2012 and 2011, respectively. The Corporation also has capital lease obligations for machinery and equipment.

Future minimum lease and royalty commitments for all noncancelable agreements and capital lease obligations as of December 31, 2013 are as follows:

(add 000)	Capital Leases	Operating Leases

2014	$1,525	$73,250
2015	1,806	53,949
2016	1,806	43,586
2017	1,806	34,677
2018	1,806	17,989
Thereafter	3,595	119,932

Total	12,344	$343,383

Less: imputed interest	(2,030)

Present value of minimum lease payments	10,314
Less: current capital lease obligations	(1,089)

Long-term capital lease obligations	$9,225

Of the total future minimum commitments, $81,525,000 relates to the Corporation’s contracts of affreightment.

Note M: Shareholders’ Equity

The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2013, approximately 1,977,000 common shares were reserved for issuance under stock-based plans.

Pursuant to authority granted by its Board of Directors, the Corporation can repurchase common stock through open-market purchases (see Note R). The Corporation did not repurchase any shares of common stock during 2013, 2012 or 2011. At December 31, 2013, 5,041,900 shares of common stock were remaining under the Corporation’s repurchase authorization.

In addition to common stock, the Corporation’s capital structure includes 10,000,000 shares of preferred stock with a par value of $0.01 a share. On October 21, 2006, the Board of Directors adopted a Rights Agreement (the “Rights Agreement”) and reserved 200,000 shares of Junior Participating Class B Preferred Stock for issuance. In accordance with the Rights Agreement, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 2006, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15 percent or more of the Corporation’s common stock, each right (other than rights owned by such person or group) entitles its holder to purchase, for an exercise price of $315 per share, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 15 percent or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination thereof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2016, if not terminated sooner. The Corporation’s Rights Agreement provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.001 per right.

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

Asset Retirement Obligations. The Corporation incurs reclamation costs as part of its mining process. Estimated future reclamation obligations are discounted to their present value and accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are depreciated over the period until reclamation activities are expected to occur. Total accretion and depreciation expenses for 2013, 2012 and 2011 were $3,793,000, $3,743,000 and $3,892,000, respectively, and are included in other operating income and expenses, net, in the consolidated statements of earnings.

Projected estimated reclamation obligations should include a market risk premium representing the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future. However, due to the average remaining quarry life exceeding 60 years at normalized production rates and the nature of quarry reclamation work, the Corporation believes that it is impractical for external parties to agree to a fixed price today. Therefore, a market risk premium has not been included in the estimated reclamation obligation.

The following shows the changes in the asset retirement obligations:

years ended December 31 (add 000)	2013	2012

Balance at beginning of year	$46,173	$43,233
Accretion expense	2,777	2,712
Liabilities incurred	2,240	204
Liabilities settled	—	(126)
Revisions in estimated cash flows	(2,463)	150

Balance at end of year	$48,727	$46,173

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

The United States Environmental Protection Agency (“EPA”) includes the lime industry as a national enforcement priority under the federal Clean Air Act (“CAA”). As part of the industry-wide effort, the EPA issued Notices of Violation/Findings of Violation (“NOVs”) to the Corporation in 2010 and 2011 regarding its compliance with the CAA New Source Review (“NSR”) program at its Specialty Products dolomitic lime manufacturing plant in Woodville, Ohio. The Corporation has been providing information to the EPA in response to these NOVs and has had several meetings with the EPA. The Corporation believes it is in substantial compliance with the NSR program. At this time, the Corporation cannot reasonably estimate what likely penalties or upgrades to equipment might ultimately be required. The Corporation believes that any costs related to any required upgrades to capital equipment will be spread over time and will not have a material adverse effect on the Corporation’s results of operations or its financial condition, but can give no assurance that the ultimate resolution of this matter will not have a material adverse effect on the financial condition or results of operations of the Specialty Products segment.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 35

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Insurance Reserves. The Corporation has insurance coverage for workers’ compensation, automobile liability, marine liability and general liability claims. The Corporation is also self-insured for health claims. At December 31, 2013 and 2012, reserves of $25,529,000 and $21,773,000, respectively, were recorded for all such insurance claims. The Corporation carries various risk deductible workers’ compensation policies related to its workers’ compensation liabilities. The Corporation records the workers’ compensation reserves based on an actuarial-determined analysis. This analysis calculates development factors, which are applied to total reserves within the workers’ compensation program. While the Corporation believes the assumptions used to calculate these liabilities are appropriate, significant difference in actual experience and/or significant changes in these assumptions may materially affect workers’ compensation costs.

Letters of Credit. In the normal course of business, the Corporation provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, utilities and property improvements. At December 31, 2013, the Corporation was contingently liable for $16,424,000 in letters of credit, of which $2,507,000 were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s consolidated balance sheet.

Surety Bonds. In the normal course of business, at December 31, 2013, the Corporation was contingently liable for $322,946,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. Certain of these underlying obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s consolidated balance sheet. Five of these bonds total $72,673,000, or 23% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance company, Safeco Corporation, a subsidiary of Liberty Mutual Group, against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Borrowing Arrangements with Affiliate. The Corporation is a co-borrower with an unconsolidated affiliate for a $24,000,000 revolving line of credit agreement with Fifth Third Bank. The line of credit expires in August 2015. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from this agreement. The Corporation holds a lien on the affiliate’s membership interest in a joint venture as collateral for payment under the revolving line of credit.

In 2013, the Corporation loaned $3,402,000 to this unconsolidated affiliate to repay in full the outstanding balance of the affiliate’s loan with Bank of America, N.A. and entered into a loan agreement with the affiliate for monthly repayment of principal and interest of that loan amount through May 2016. The Corporation holds a lien on the affiliate’s property as collateral for payment under the loan and security agreement. As of December 31, 2013, the amount due from the affiliate related to this loan was $2,984,000.

Prior to 2013, the Corporation loaned the unconsolidated affiliate a total of $6,000,000 as an interest-only note.

Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $34,135,000 as of December 31, 2013. The Corporation also had other purchase obligations related to energy and service contracts of $37,309,000 as of December 31, 2013. The Corporation’s contractual purchase commitments as of December 31, 2013 are as follows:

(add 000)

2014	$46,594
2015	2,985
2016	2,756
2017	2,756
2018	2,690
Thereafter	13,663

Total	$71,444

Capital expenditures in 2013, 2012 and 2011 that were purchase commitments as of the prior-year end were $15,839,000, $33,654,000 and $24,434,000, respectively.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 36

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Employees. Approximately 15% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. The Corporation maintains collective bargaining agreements relating to the union employees within the Aggregates business and Specialty Products segment. Of the Specialty Products segment, located in Manistee, Michigan and Woodville, Ohio, 100% of its hourly employees are represented by labor unions. The Woodville collective bargaining agreement expires in June 2014. Management does not anticipate any difficulties in renewing the Woodville labor contract.

Note O: Business Segments

The Aggregates business is comprised of divisions which represent operating segments. Disclosures for certain divisions are consolidated as reportable segments for financial reporting purposes as they meet the aggregation criteria. The Aggregates business contains three reportable segments: Mid-America Group, Southeast Group and West Group. The Corporation also has a Specialty Products segment. The accounting policies used for segment reporting are the same as those described in Note A.

The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Consolidated earnings from operations equal net sales less cost of sales, selling, general and administrative expenses, and business development costs; include other operating income and expenses; and exclude interest expense, other nonoperating income and expenses, net, and taxes on income. Corporate consolidated earnings from operations primarily include depreciation on capitalized interest, expenses for corporate administrative functions, business development costs, unallocated corporate expenses and other nonrecurring and/or non-operational adjustments excluded from the Corporation’s evaluation of business segment performance and resource allocation. All debt and related interest expense is held at Corporate.

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

Selected Financial Data by Business Segment

years ended December 31
(add 000)
Total revenues	2013	2012	2011

Mid-America Group	$740,703	$718,611	$691,397
Southeast Group	245,340	243,442	242,581
West Group	924,691	849,135	560,515

Total Aggregates Business	1,910,734	1,811,188	1,494,493
Specialty Products	244,817	220,713	219,123

Total	$2,155,551	$2,031,901	$1,713,616

Net sales

Mid-America Group	$678,502	$658,930	$634,554
Southeast Group	226,437	226,232	224,728
West Group	812,638	745,578	459,897

Total Aggregates Business	1,717,577	1,630,740	1,319,179
Specialty Products	225,641	202,217	200,575

Total	$1,943,218	$1,832,957	$1,519,754

Gross profit (loss)

Mid-America Group	$191,765	$180,069	$171,746
Southeast Group	(3,515)	(6,052)	1,082
West Group	93,495	81,335	57,164

Total Aggregates Business	281,745	255,352	229,992
Specialty Products	83,703	77,223	75,405
Corporate	(1,491)	(5,441)	(3,395)

Total	$363,957	$327,134	$302,002

Selling, general and administrative expenses

Mid-America Group	$49,962	$53,003	$54,599
Southeast Group	18,081	18,250	22,165
West Group	46,650	45,171	31,750

Total Aggregates Business	114,693	116,424	108,514
Specialty Products	10,165	9,295	9,197
Corporate	25,233	12,679	6,427

Total	$150,091	$138,398	$124,138

Earnings (Loss) from operations

Mid-America Group	$146,916	$131,398	$121,888
Southeast Group	(19,850)	(25,495)	(21,210)
West Group	50,503	38,847	26,783

Total Aggregates Business	177,569	144,750	127,461
Specialty Products	73,507	68,542	66,305
Corporate	(33,088)	(57,122)	(32,757)

Total	$217,988	$156,170	$161,009

Assets employed

Mid-America Group	$1,139,198	$1,036,155	$1,062,209
Southeast Group	611,906	607,705	624,476
West Group	1,133,795	1,147,879	1,119,563

Total Aggregates Business	2,884,899	2,791,739	2,806,248
Specialty Products	154,024	157,673	120,305
Corporate	220,903	211,514	221,269

Total	$3,259,826	$3,160,926	$3,147,822

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 37

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

years ended December 31 (add 000)
Depreciation, depletion and amortization	2013	2012	2011

Mid-America Group	$61,414	$65,515	$68,369
Southeast Group	32,556	35,026	46,607
West Group	60,971	60,926	42,201

Total Aggregates Business	154,941	161,467	157,177
Specialty Products	10,564	7,838	7,075
Corporate	8,256	7,906	9,155

Total	$173,761	$177,211	$173,407

Total property additions

Mid-America Group	$82,061	$46,861	$52,642
Southeast Group	72,907	22,594	29,531
West Group	54,136	39,498	230,057

Total Aggregates Business	209,104	108,953	312,230
Specialty Products	4,700	38,873	21,983
Corporate	6,477	3,887	6,340

Total	$220,281	$151,713	$340,553

Property additions through acquisitions

Mid-America Group	$244	$—	$—
Southeast Group	54,463	—	—
West Group	—	690	185,190

Total Aggregates Business	54,707	690	185,190
Specialty Products	—	—	—
Corporate	—	—	—

Total	$54,707	$690	$185,190

Of the total property additions through acquisitions for the West Group in 2011, $144,961,000 related to capital assets acquired through an asset exchange with Lafarge North America Inc.

In 2013, the Mid-America and West Groups acquired machinery and equipment of $1,191,000 and $9,150,000, respectively, through capital leases.

The Aggregates business includes the aggregates product line and vertically-integrated operations, which include the asphalt, ready mixed concrete and road paving product lines. All vertically-integrated operations reside in the West Group. Total revenues, net sales and gross profit by product line for the Aggregates business, which are reconciled to consolidated amounts, are as follows:

years ended December 31 (add 000)
Total revenues	2013	2012	2011

Aggregates	$1,527,986	$1,470,953	$1,372,243
Asphalt	78,863	93,288	63,942
Ready Mixed Concrete	146,085	110,562	32,946
Road Paving	157,800	136,385	25,362
Total Aggregates Business	1,910,734	1,811,188	1,494,493
Specialty Products	244,817	220,713	219,123

Total	$2,155,551	$2,031,901	$1,713,616

Net sales

Aggregates	$1,347,486	$1,303,975	$1,213,635
Asphalt	66,216	79,816	47,315
Ready Mixed Concrete	146,079	110,554	32,861
Road Paving	157,796	136,395	25,368

Total Aggregates Business	1,717,577	1,630,740	1,319,179
Specialty Products	225,641	202,217	200,575

Total	$1,943,218	$1,832,957	$1,519,754

Gross profit (loss)

Aggregates	$259,054	$240,614	$223,275
Asphalt	12,928	12,099	5,836
Ready Mixed Concrete	8,337	59	(220)
Road Paving	1,426	2,580	1,101

Total Aggregates Business	281,745	255,352	229,992
Total Specialty Products	83,703	77,223	75,405
Corporate	(1,491)	(5,441)	(3,395)

Total	$363,957	$327,134	$302,002

Domestic and foreign total revenues are as follows:

years ended December 31 (add 000)	2013	2012	2011

Domestic	$2,113,068	$1,987,228	$1,669,896
Foreign	42,483	44,673	43,720

Total	$2,155,551	$2,031,901	$1,713,616

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 38

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note P: Supplemental Cash Flow Information

The components of the change in other assets and liabilities, net, are as follows:

years ended December 31 (add 000)	2013	2012	2011
Other current and noncurrent assets	$1,186	$(2,354)	$2,439
Accrued salaries, benefits and payroll taxes	(4,276)	7	(4,722)
Accrued insurance and other taxes	421	2,274	2,873
Accrued income taxes	3,889	(13,343)	6,139
Accrued pension, postretirement and postemployment benefits	(4,795)	(13,904)	(16,378)
Other current and noncurrent liabilities	7,373	3,836	(3,092)

Change in other assets and liabilities	$3,798	$(23,484)	$(12,741)

The change in accrued salaries, benefits and payroll taxes from 2012 to 2013 was attributable to a decrease of year-end payroll accruals by $1,701,000 and a reduction in the severance accrual by $1,611,000 in 2013. The change in accrued income taxes was attributable to a decrease in prepaid income taxes and prepaid foreign and state income taxes of $1,521,000 in 2013 compared with an increase in prepaid income taxes of $12,500,000 in 2012. The change in other current and noncurrent liabilities in 2012 was due to an increase in unrecognized tax benefits related to the estimated settlement of the APA (see Note I).

Noncash investing and financing activities are as follows:

years ended December 31 (add 000)	2013	2012	2011
Noncash investing and financing activities:
Acquisition of assets through asset exchange	$—	$690	$150,000
Acquisition of assets through capital lease	$10,341	$—	$—

Note Q: Other Expenses

In 2012, the Corporation incurred business development costs of $35,140,000, which decreased 2012 consolidated net earnings by $21,242,000, or $0.46 per diluted share. In 2011, the Corporation incurred business development costs of $18,575,000, which decreased consolidated net earnings for 2011 by $11,409,000, or $0.25 per diluted share.

The Corporation incurred early retirement and severance expenses totaling $3,885,000, or $0.05 per diluted share, in 2012 and $4,414,000, or $0.06 per diluted share, in 2011. These nonrecurring charges are included in selling, general and administrative expenses in the consolidated statements of earnings.

Note R: Subsequent Events

On January 28, 2014, the Corporation and Texas Industries Inc. (“TXI”) announced that the Boards of Directors of both companies unanimously approved a definitive merger agreement under which the Corporation will acquire all of the outstanding shares of TXI common stock in a tax-free, stock-for-stock transaction. Under the terms of the merger agreement, TXI shareholders will receive 0.700 shares of the Corporation’s common stock for each share of TXI common stock owned at closing. Pursuant to the terms of the proposed business combination with TXI, the Corporation’s dividends will be limited to regular quarterly dividends of $0.40 per share until the earlier of the closing of the proposed business combination with TXI or the termination of the merger agreement, with declaration, record and payment dates consistent with past practice. Additionally, repurchases of the Corporation’s common stock will be prohibited until the earlier of the closing of the proposed business combination with TXI or the termination of the merger agreement. The combination, which is subject to regulatory approvals, is expected to close in the second quarter of 2014.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 39

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INTRODUCTORY OVERVIEW

Martin Marietta Materials, Inc., (the “Corporation”) is the nation’s second largest producer of construction aggregates. The aggregates product line includes crushed stone, sand and gravel, and is used for construction of highways and other infrastructure projects, and in the nonresidential and residential construction industries. Aggregates products are also used in the railroad, agricultural, utility and environmental industries. These aggregates products, along with the Corporation’s vertically-integrated operations (i.e., asphalt products, ready mixed concrete and road paving construction services), are reported collectively as the “Aggregates business.”

At December 31, 2013, the Aggregates business included the following reportable segments, operating locations, primary product lines, types of aggregates locations and transportation modes:

AGGREGATES BUSINESS
Reportable Segments	Mid-America Group	Southeast Group	West Group

Operating Locations	Indiana, Iowa, Kentucky, Maryland, Minnesota, eastern Nebraska, North Carolina, North Dakota, Ohio, South Carolina, Virginia, Washington and West Virginia	Alabama, Florida, Georgia, Mississippi, Tennessee, Nova Scotia and the Bahamas	Arkansas, Colorado, Kansas, Louisiana, Missouri, western Nebraska, Nevada, Oklahoma, Texas, Utah, and Wyoming

Primary Product Lines	Aggregates (crushed stone, sand and gravel)	Aggregates (crushed stone, sand and gravel)	Aggregates (crushed stone, sand and gravel), asphalt, ready mixed concrete and road paving

Primary Types of Aggregates Locations	Quarries and Distribution Yards	Quarries and Distribution Yards	Quarries and Distribution Yards

Primary Modes of Transportation for Aggregates Product Line	Truck and Rail	Truck, Rail and Water	Truck and Rail

The Specialty Products segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime used in the steel industry.

The Corporation’s overall areas of focus include the following:

•	Maximize long-term shareholder return by remaining disciplined in the pursuit of growth and earnings objectives;

•	Conduct business in compliance with applicable laws, rules, regulations and the highest ethical standards;

•	Provide a safe and healthy workplace for the Corporation’s employees; and

•	Reflect all aspects of good citizenship by being responsible neighbors.

Notable items regarding the Corporation’s 2013 operating results, cash flows and operations include:

Operating Results:

•	Earnings per diluted share of $2.61

•	Return on shareholders’ equity of 8.2% in 2013

•	Aggregates product line pricing increase of 3.0% and volume growth of 0.1%

•	Record financial results by the Specialty Products segment, which provided earnings from operations of $73.5 million

•	Effective management of controllable production costs, as evidenced by a 90-basis-point expansion of consolidated gross margin (excluding freight and delivery revenues)

•	Selling, general and administrative expenses of 7.7% as a percentage of net sales, up 10 basis points

Cash Flows:

•	Ratio of consolidated debt-to-consolidated EBITDA of 2.67 times for the trailing twelve months ended December 31, 2013, in compliance with the covenant maximum of 3.50 times

•	Cash dividends of $74.2 million, representing $1.60 per common share

•

Capital expenditures of $155.2 million focused on preserving capital while maintaining safe, environmentally-sound operations, along with a continuing investment in land with long-term mineral reserves to serve high-growth markets

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 40

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Operations:

•	Improved employee safety performance as measured by the total injury incidence rate

•	Successful integration of three aggregates operations acquired in July 2013 in Atlanta, Georgia

The Corporation’s continued disciplined business approach and commitment to fundamentals and strategic vision, coupled with tactical execution, will enable management to prudently manage the business through the recovery stage of the construction cycle. Risks that are typical for the aggregates industry and the Corporation specifically become more pronounced during periods of economic uncertainty.

The Corporation continues to view its strategic objectives through the lens of building on the foundation of a world-class aggregates business. In the view of management, attractive aggregates markets exhibit population growth or population density, a driver of construction materials consumption or large-scale infrastructure networks; business and employment diversity, a driver of greater economic stability; and superior state financial position, a driver of public infrastructure growth. In light of these objectives, management intends to emphasize, among other things, the following strategic, financial and operational initiatives in 2014:

Strategic:

•

Pursuing aggregates-led expansion through acquisitions that complement existing operations (i.e., bolt-on acquisitions) and acquisitions that provide entry into a new market (i.e., platform acquisitions)

•	Leveraging competitive advantage from the Corporation’s long-haul distribution network

•	Rationalizing the Corporation’s current asset base to continue to enhance shareholder value

Financial:

•	Maintaining the Corporation’s strong financial position while advancing strategic objectives

•	Increasing the incremental gross margin of the aggregates product line toward management’s targeted goal of an average of 60% over the course of a recovery in the business cycle

•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business

•	Returning cash to shareholders through sustainable dividends

Operational:

•	Continuing to focus on improved safety performance

•	Maintaining a focus on functional excellence leading to cost containment and operational efficiencies

•	Investing in value-added growth initiatives and successfully integrating them with the Corporation’s heritage operations

•	Using best practices and information technology to drive improved cost performance

•	Effectively serving high-growth markets

•	Continuing the industry differentiating performance and operating results of the Specialty Products segment

Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.

Aggregates Industry Economic Considerations

The construction aggregates industry is a mature, cyclical business dependent on activity within the construction marketplace. In 2013, the Corporation’s overall aggregates shipments were relatively flat compared with 2012 levels. The Corporation’s annual aggregates shipments have ranged from 125 million tons to 130 million tons over the past four years, indicative of a certain degree of volume stability, albeit at historically low levels, in a cyclical trough environment. Prior to 2010, the economic recession resulted in unprecedented reductions in aggregates shipments, as evidenced by United States aggregates consumption declining by almost 40% from peak volumes in 2006.

The principal end-use markets of the aggregates industry are public infrastructure (i.e., highways; streets; roads; bridges; schools and prisons); nonresidential construction (i.e., manufacturing and distribution facilities; energy projects, including natural gas drilling; office buildings; large retailers and wholesalers; and malls); and residential construction (i.e., subdivision development; and single and multi-family housing). Aggregates products are also used in the railroad, agricultural, utility and environmental

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 41

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

industries. Ballast is an aggregates product used to line railroad track beds and, increasingly, concrete rail ties are being used as a substitute for wooden ties. Agricultural lime, a high-calcium carbonate material, is used as a supplement in animal feed, a soil acidity neutralizer and agricultural growth enhancer. High-calcium limestone is used as filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade high-calcium limestone is used as a desulfurization material in utility plants. Limestone can also be used to absorb moisture, particularly around building foundations. Stone is used as a stabilizing material to control erosion caused by water runoff or at ocean beaches, inlets, rivers and streams.

As discussed further under the section Aggregates Industry and Corporation Trends on pages 55 through 58, end-use markets respond to changing economic conditions in different ways. Public infrastructure construction has historically been more stable than nonresidential and residential construction due to typically stable and predictable funding from federal, state and local governments, with approximately half from the federal government and half from state and local governments. Recently, however, the construction aggregates industry has experienced unprecedented uncertainty as it relates to both the timing and amount of future long-term federal infrastructure funding. Moving Ahead for Progress in the 21st Century Act, or MAP-21, is the current two-year federal surface transportation bill that provides annual funding of approximately $40 billion. This bill expires September 30, 2014. Recently, the Senate Environment and Public Works Committee Chairman announced plans to advance a new, multi-year surface-transportation bill in April 2014. Furthermore, the Federal government shutdown in October 2013 and the general uncertainty over government spending policy have reduced confidence in long-term funding beyond the September 2014 expiration of MAP-21. As a result, some states and municipalities are reluctant to commit to large-scale, multi-year infrastructure projects. These factors led to a 7% decrease, as compared with 2012, in aggregates volumes to the Corporation’s infrastructure construction market, which accounted for 45% of the Corporation’s 2013 aggregates shipments. The anticipated impact of the Transportation Infrastructure Finance and Innovation Act (TIFIA) component of MAP-21, which has the ability to leverage up to $50 billion in financing for transportation projects of either national or regional significance, along with actions of the Corporation’s key states to utilize various funding alternatives to support important infrastructure jobs, should provide an impetus for increased infrastructure spending in 2014 and beyond.

MARKETS

AGGREGATES PRODUCT LINE

(Estimated percentage of shipments)

	2009	2010	2011	2012	2013	5-Year Average
Infrastructure	51%	51%	50%	48%	45%	49%
Nonresidential	27%	27%	27%	29%	31%	28%
Residential	10%	10%	11%	12%	14%	11%
ChemRock/Rail	12%	12%	12%	11%	10%	12%

Source: Corporation data

Nonresidential and residential construction levels are interest rate-sensitive and typically move in direct correlation with economic cycles. In 2013, construction growth was driven by private-sector activity. The Corporation’s aggregates volumes to the nonresidential construction market, which accounted for 31% of the Corporation’s 2013 aggregates shipments, increased 8% in 2013. Aggregates shipments to the commercial component of the nonresidential market, namely office and retail, increased in certain of the Corporation’s geographic markets in Colorado, Georgia, North Carolina and Texas. During 2013, a strengthened residential market precipitated nonresidential construction activities to serve increased populations. Specifically, the commercial component of nonresidential construction generally follows the residential construction market with a 12-to-18-month lag. The growth in commercial shipments was accompanied by stable aggregates shipments to the heavy industrial component of nonresidential, predominately the energy sector. Shale field activity remains strong, particularly at the Eagle Ford Shale field in south Texas as well as the Marcellus field in Pennsylvania. The Corporation should benefit from continued investment in shale energy

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 42

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

and anticipates additional shale-related opportunities as developmental activity moves into downstream projects, such as public infrastructure and industrial building. The nonresidential construction market is expected to increase notably in 2014. The Dodge Momentum Index, a 12-month leading indicator of construction spending for nonresidential building compiled by McGraw Hill Construction, reached 118.3 in December 2013, the highest reading since February 2009.

The residential construction market accounted for 14% of the Corporation’s 2013 aggregates shipments, in line with the historical average, and aggregates volumes to this market increased 11% in 2013. Housing strength varies considerably in different areas of the United States. Notably, the Corporation’s key geographic markets are showing significant residential growth, including Colorado, Florida, Georgia and North Carolina. As reported by the United States Census Bureau, the total value of private residential construction put in place increased 18% in 2013, helped by further gains in multi-family housing and a strengthening single-family market. Furthermore, housing permits and housing starts, key indicators for residential construction activity, continue to show year-over-year improvement, although starts are still below the 50-year historical annual average of 1.5 million. For 2013, annual housing starts were up 18.3% to an estimated 923,000, as reported by the United States Census Bureau, and the rate of housing starts significantly exceeded completions. This upward trend is expected to continue in 2014, with substantial expansion during the second half of the year. According to McGraw Hill Construction, for the first time since 2007, total housing starts are estimated to exceed one million units in 2014, bringing the level of construction closer to the demographic demand for single-family housing.

Shipments of chemical rock (comprised primarily of high-calcium carbonate material used for agricultural lime and flue gas desulfurization) and ballast products (collectively, referred to as “ChemRock/Rail”) accounted for 10% of the Corporation’s aggregates shipments and decreased 1% in 2013. Unfavorable weather conditions contributed to a decrease in agricultural lime shipments in 2013. Ballast shipments were flat compared with 2012 levels. Two of the Corporation’s top ten customers in 2013 were Class I railroads, neither of which exceeded 5% of consolidated net sales.

Shipments of vertically-integrated products typically follow construction aggregates trends.

In 2013, the Corporation shipped 128.4 million tons of aggregates to customers in 30 states, Canada, the Bahamas and the Caribbean Islands from 260 aggregates quarries and distribution yards. The Corporation also shipped 3.1 million tons of asphalt and 1.7 million cubic yards of ready mixed concrete from 39 plants in Arkansas, Colorado, Texas and Wyoming. While the Aggregates business covers a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five sales-generating states — Texas, North Carolina, Colorado, Iowa and Georgia — accounted for

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 43

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

59% of its 2013 net sales by state of destination, while the top ten sales-generating states accounted for 79% of its 2013 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.

Aggregates Industry Considerations

Since the construction aggregates business is conducted outdoors, erratic weather patterns, seasonal changes, precipitation and other weather-related conditions, such as snowstorms, droughts, flooding or hurricanes, can significantly affect production schedules, shipments and profitability of the aggregates industry. Generally, the financial results for the first and fourth quarters are significantly lower than the financial results of the other quarters due to winter weather.

While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is locating suitable deposits that can be economically mined at locations that qualify for regulatory permits and are in close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This objective becomes more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering enhanced regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; land acquisition around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; underground mine development; and enhancing its competitive advantage with its long-haul distribution network. The Corporation’s long-haul network moves aggregates materials from domestic and offshore sources, via rail and water, to markets that generally exhibit above-average growth characteristics driven by long-term population growth and density but lack a long-term indigenous supply of aggregates. The movement of aggregates materials through long-haul networks introduces risks to operating results as discussed more fully under the sections Analysis of Aggregates Business Gross Margin and Transportation Exposure on pages 54 and 55 and pages 68 through 70, respectively.

During the late 1990’s and through the early 2000’s, the aggregates industry experienced significant consolidation, and the Corporation actively participated in that industry consolidation. During this period, large, often public, companies acquired small-to-medium-sized businesses, primarily private companies. Thereafter, this consolidation trend slowed as the number of suitable small-to-midsized acquisition targets in high-growth markets declined. In the mid 2000’s, at the apex of the most recent construction cycle, large public companies acquired other large public companies and paid peak multiples of peak EBITDA (earnings before interest expense, income tax expense, and depreciation and amortization expense), often stretching their financial capacity beyond investment-grade limits. The Corporation was not an active acquirer during this period, as management deemed the values of potential acquisitions to be significantly below the sellers’ expectations. During the recent protracted recession in the construction industry, the Corporation has been successful in completing strategic acquisitions, including large private, family-owned businesses, as well as asset swaps and divestitures from companies rationalizing non-core assets and repairing financially-constrained balance sheets. As the economy slowly recovers, management anticipates the number of acquisition opportunities should increase as sellers view options for monetizing improving earnings. The Corporation pursues acquisitions that fit its strategic objectives as discussed more fully under the sections Proposed Merger Considerations and Aggregates Industry and Corporation Trends on pages 46 and 47 and pages 55 through 58, respectively. In July 2013, the Corporation acquired three aggregates quarries in the Atlanta, Georgia, market. This acquisition provided over 800 million tons of permitted aggregates reserves and enhanced the Corporation’s existing long-term position in the north Georgia market. The Corporation also acquired an aggregates site in Iowa during 2013.

Aggregates Business Financial Considerations

The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 66 through 68. Further, operating results and financial performance are sensitive to shipment volumes and changes in selling prices.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 44

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Average selling price for the aggregates product line increased 3.0% in 2013. As expected, this overall pricing increase was not uniform throughout the Corporation. Pricing growth was led by the Corporation’s West Group, which reported an aggregates product line price increase of 3.9%, reflecting price increases implemented over the past year and favorable product mix. Of particular note, all geographic markets with a decline in shipments reported an increase in their 2013 average selling price, with one exception.

The production of construction-related aggregates also requires the use of various forms of energy, notably, diesel fuel. Therefore, fluctuations in diesel fuel pricing can significantly affect the Corporation’s operating results. The Corporation’s average price per gallon of diesel fuel in 2013 was 4% lower compared with 2012. The Corporation does not hedge its diesel fuel price risk, but instead focuses on volume-related price reductions, fuel efficiency, consumption and the natural hedge typically created by the ability to increase aggregates prices.

Vertically-integrated operations, which represented 22% of the Aggregates business’ 2013 total net sales, have inherently lower gross margins (excluding freight and delivery revenues) than the aggregates product line. Market dynamics for these operations include a highly competitive environment and minimal barriers to entry. Liquid asphalt and cement are key raw materials in the production of hot mix asphalt and ready mix concrete, respectively. Therefore, fluctuations in prices for these raw materials directly affect the Corporation’s operating results. Prices for liquid asphalt and cement in 2013 were lower than 2012 prices.

Management evaluates financial performance in a variety of ways. In particular, gross margin (excluding freight and delivery revenues) is a significant measure of financial performance reviewed by management on a site-by-site basis. Management also reviews incremental gross margin, changes in average selling prices, costs per ton produced, tons produced per worked man hour and return on invested capital, along with other key financial and nonfinancial data. Changes in average selling prices demonstrate economic and competitive conditions, while incremental gross margin and changes in costs per ton produced and tons produced per worked man hour are indicative of operating leverage and efficiency and economic conditions.

Specialty Products Considerations

The Corporation, through its Specialty Products segment, also produces and sells dolomitic lime and magnesia-based chemicals. In 2013, this segment achieved record net sales and earnings from operations. For the year, net sales for the segment increased 11.6%, reflecting growth in both the chemicals and dolomitic lime product lines. In November 2012, the Specialty Products’ new lime kiln became operational, providing 275,000 tons of additional annual capacity which is committed under a long-term contract. The dolomitic lime business, which represented 35% of Specialty Products’ 2013 net sales, is dependent on the highly-cyclical steel industry and operating results are affected by changes in that industry. The dolomitic lime business runs most profitably at 70% or greater steel utilization; domestic capacity utilization averaged 77% in 2013. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.

A significant portion of costs related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. The Corporation has entered into fixed-price supply contracts for natural gas, coal and petroleum coke to help mitigate this risk. During 2013, the Corporation’s average cost per MCF (thousand cubic feet) for natural gas increased 18% from 2012.

Cash Flow Considerations

The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. The Corporation has a $600 million credit agreement (the “Credit Agreement”), as amended in November 2013, with a syndicate of banks. The Credit Agreement provides a $350 million unsecured revolving facility (the “Revolving Facility”) and a $250 million senior unsecured term loan (the “Term Loan Facility”). The Corporation also has a $150 million trade receivable securitization facility (the “Trade Receivable Facility”).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 45

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

During 2013, the Corporation made net repayments of long-term debt of $16.7 million. Additionally, during 2013, the Corporation invested $155.2 million in capital expenditures, paid $74.2 million in dividends and made contributions of $29.0 million to its pension plans.

Cash on hand, $42.4 million at December 31, 2013, along with the Corporation’s projected internal cash flows and its available financing resources, including access to debt and equity markets, as needed, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, satisfy noncancelable agreements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. At December 31, 2013, the Corporation had unused borrowing capacity of $347.5 million under its Revolving Facility and $20.0 million under its Trade Receivable Facility.

The Corporation’s ability to borrow funds or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. As of December 31, 2013, the Corporation had principal indebtedness of $1.031 billion and future minimum lease and mineral and other royalty commitments for all noncancelable agreements of $343.4 million. The Corporation’s ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting its consolidated operations, many of which are beyond the Corporation’s control. If the Corporation is unable to generate sufficient cash flow from operations in the future to satisfy its financial obligations, it may be required, among other things, to seek additional financing in the debt or equity markets; to refinance or restructure all or a portion of its indebtedness; to further reduce or delay planned capital or operating expenditures; and/or to suspend or reduce the amount of the cash dividend to shareholders.

An increase in leverage could lead to deterioration in the Corporation’s credit ratings. A reduction in its credit ratings, regardless of the cause, could limit the Corporation’s ability to obtain additional financing and/or increase its cost of obtaining financing.

Proposed Merger Considerations

On January 27, 2014, the Corporation entered into an Agreement and Plan of Merger (the “merger agreement”) with Texas Industries, Inc., a Delaware corporation (“TXI”), and Project Holdings, Inc., a North Carolina corporation and a wholly-owned subsidiary of the Corporation (“Merger Sub”). Subject to the terms and conditions set forth in the merger agreement, Merger Sub will merge with and into TXI with TXI surviving the merger as a wholly-owned subsidiary of the Corporation (hereinafter referred to as the “proposed business combination with TXI”). Pursuant to the merger agreement, promptly after the effective time of the merger, each outstanding share of TXI common stock will be exchanged for 0.70 of a share of the Corporation’s common stock. The proposed business combination with TXI was unanimously approved by the Boards of Directors of both the Corporation and TXI.

The closing of the proposed business combination with TXI is subject to customary closing conditions, including, among others, the adoption of the merger agreement by TXI’s stockholders, approval by the Corporation’s shareholders of the issuance of the Corporation’s common stock in connection with the merger and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, the merger agreement contains certain termination rights for both the Corporation and TXI and further provides for the payment of certain termination fees under certain specified circumstances. The Corporation currently anticipates the closing of the proposed business combination with TXI to be in the second quarter of 2014. However, the Corporation cannot assure the closing of the proposed business combination with TXI will occur by any particular date, if at all.

Pursuant to the terms of the merger agreement with TXI, the Corporation’s dividends will be limited to regular quarterly dividends of $0.40 per share until the earlier of the closing of the proposed business combination with TXI or the termination of the merger agreement, with declaration, record and payment dates consistent with past practice. Furthermore, under the terms of the merger agreement with TXI, repurchases of the Corporation’s common stock will be prohibited until the earlier of the closing of the proposed business combination with TXI or the termination of the merger agreement.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 46

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation’s future performance and results could be affected by the proposed business combination with TXI. Certain of the risks and uncertainties relating to the Corporation’s proposed business combination with TXI are summarized under Item IA, Risk Factors, in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013. In addition, in connection with the proposed business combination with TXI, the Corporation and TXI intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a Registration Statement on Form S-4 that will include a joint proxy statement of the Corporation and TXI and that will also constitute a prospectus of the Corporation. For additional information regarding the proposed business combination with TXI, including the risks and uncertainties related thereto, please see the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 (as may be amended from time to time) and the other relevant materials that will be filed with the SEC when they become available.

FINANCIAL OVERVIEW

Highlights of 2013 Financial Performance (all comparisons are versus 2012)

•	Earnings per diluted share of $2.61 compared with $1.83 (2012 includes business development costs of $0.46 per diluted share)

•	Net sales of $1.943 billion, a 6.0% increase compared with net sales of $1.833 billion

•	Aggregates product line pricing increase of 3.0% and volume growth of 0.1%

•	Record financial results by the Specialty Products segment, which provided earnings from operations of $73.5 million

•	Consolidated gross margin (excluding freight and delivery revenues) of 18.7%, up 90 basis points

•	Consolidated earnings from operations of $218.0 million compared with $156.2 million (2012 includes business development costs of $35.1 million)

Results of Operations

The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 6 through 39. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates business generated 88% of consolidated net sales and the majority of consolidated operating earnings during 2013. Furthermore, management presents certain key performance indicators for the Aggregates business. The following comparative analysis and discussion should be read within these contexts. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and are not intended to be indicative of management’s judgment of materiality.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 47

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation’s consolidated operating results and operating results as a percentage of net sales are as follows:

years ended December 31 (add 000, except for % of net sales)	2013	% of Net Sales	2012	% of Net Sales	2011	% of Net Sales
Net sales	$1,943,218	100.0%	$1,832,957	100.0%	$1,519,754	100.0%
Freight and delivery revenues	212,333		198,944		193,862
Total revenues	2,155,551		2,031,901		1,713,616
Cost of sales	1,579,261	81.3	1,505,823	82.2	1,217,752	80.1
Freight and delivery costs	212,333		198,944		193,862
Total cost of revenues	1,791,594		1,704,767		1,411,614
Gross profit	363,957	18.7	327,134	17.8	302,002	19.9
Selling, general and administrative expenses	150,091	7.7	138,398	7.6	124,138	8.2
Business development costs	671	—	35,140	1.9	18,575	1.2
Other operating (income) and expenses, net	(4,793)	(0.2)	(2,574)	(0.2)	(1,720)	(0.1)
Earnings from operations	217,988	11.2	156,170	8.5	161,009	10.6
Interest expense	53,467	2.8	53,339	2.9	58,586	3.9
Other nonoperating expenses and (income), net	295	—	(1,299)	(0.1)	1,834	0.1
Earnings from continuing operations before taxes on income	164,226	8.4	104,130	5.7	100,589	6.6
Taxes on income	44,045	2.3	17,431	1.0	21,003	1.4
Earnings from continuing operations	120,181	6.1	86,699	4.7	79,586	5.2
(Loss) Gain on discontinued operations, net of taxes	(749)	—	(1,172)	—	3,987	0.3
Consolidated net earnings	119,432	6.1	85,527	4.7	83,573	5.5
Less: Net (loss) earnings attributable to noncontrolling interests	(1,905)	(0.1)	1,053	0.1	1,194	0.1
Net Earnings Attributable to Martin Marietta Materials, Inc.	$121,337	6.2%	$84,474	4.6%	$82,379	5.4%

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

Gross Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2013	2012	2011
Gross profit	$363,957	$327,134	$302,002

Total revenues	$2,155,551	$2,031,901	$1,713,616

Gross margin	16.9%	16.1%	17.6%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 48

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Gross Margin (Excluding Freight and Delivery Revenues)

years ended December 31 (add 000, except margin %)	2013	2012	2011
Gross profit	$363,957	$327,134	$302,002

Total revenues	$2,155,551	$2,031,901	$1,713,616
Less: Freight and delivery revenues	(212,333)	(198,944)	(193,862)

Net sales	$1,943,218	$1,832,957	$1,519,754

Gross margin (excluding freight and delivery revenues)	18.7%	17.8%	19.9%

Operating Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2013	2012	2011
Earnings from operations	$217,988	$156,170	$161,009

Total revenues	$2,155,551	$2,031,901	$1,713,616

Operating margin	10.1%	7.7%	9.4%

Operating Margin (Excluding Freight and Delivery Revenues)

years ended December 31 (add 000, except margin %)	2013	2012	2011
Earnings from operations	$217,988	$156,170	$161,009

Total revenues	$2,155,551	$2031,901	$1,713,616
Less: Freight and delivery revenues	(212,333)	(198,944)	(193,862)

Net sales	$1,943,218	$1,832,957	$1,519,754

Operating margin (excluding freight and delivery revenues)	11.2%	8.5%	10.6%

Net Sales

Net sales by reportable segment are as follows:

years ended December 31 (add 000)	2013	2012	2011
Mid-America Group	$678,502	$658,930	$634,554
Southeast Group	226,437	226,232	224,728
West Group	812,638	745,578	459,897
Total Aggregates Business[1]	1,717,577	1,630,740	1,319,179
Specialty Products	225,641	202,217	200,575
Total	$1,943,218	$1,832,957	$1,519,754

1	Net sales reflect the elimination of intersegment sales.

Net sales by product line for the Aggregates business are as follows:

years ended December 31 (add 000)	2013	2012	2011
Aggregates	$1,347,486	$1,303,975	$1,213,635
Asphalt	66,216	79,816	47,315
Ready Mixed Concrete	146,079	110,554	32,861
Road Paving	157,796	136,395	25,368
Total Aggregates Business[1]	$1,717,577	$1,630,740	$1,319,179

1 Net sales reflect the elimination of inter-product line sales.

Aggregates Product Line. Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year and exclude divestitures. The Corporation’s Colorado operations, which were acquired in December 2011, are now considered heritage aggregates operations. Aggregates product line pricing and volume data have been recast accordingly for 2012 and 2011.

Heritage and total aggregates product line average selling price increases are as follows:

years ended December 31	2013	2012	2011
Mid-America Group	3.2%	1.0%	2.3%
Southeast Group	1.9%	3.9%	5.0%
West Group	3.9%	1.5%	1.9%
Heritage Aggregates Operations	2.9%	0.5%	2.3%
Aggregates Product Line	3.0%	0.8%	2.7%

In 2013, the average selling price for the aggregates product line was $10.63 per ton, reflecting price increases implemented in both the current and past year, partially offset by the impact of product mix.

Aggregates pricing in 2012, in part, reflects the impact of increased demand, partially offset by product mix in the West Group. Aggregates pricing in 2011 increased after a certain degree of volume stability was achieved in 2010 and competitive and customer pricing pressures eased. For both 2012 and 2011, the average selling price increase for the Southeast Group was higher than the other reportable segments primarily due to product mix, which reflected a higher percentage of higher-priced products being sold. Product mix, principally energy-sector shipments, negatively affected West Group pricing in 2012 and 2011.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 49

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

For comparison, the average annual aggregates product line price increase for the ten and twenty years ended December 31, 2013 was 4.7% and 3.7%, respectively.

The following presents heritage and total aggregates product line shipments for each reportable segment of the Aggregates business:

years ended December 31 Tons (add 000)	2013	2012	2011
Heritage Aggregates Product Line:
Mid-America Group	58,925	59,180	57,630
Southeast Group	16,575	17,549	18,159
West Group	52,204	51,563	43,022
Heritage Aggregates Operations	127,704	128,292	118,811
Acquisitions	726	—	—
Divestitures[1]	3	39	6,263
Aggregates Product Line	128,433	128,331	125,074

1	Divestitures represent tons related to divested operations up to the date of divestiture.

Aggregates product line shipments are sold externally to customers and used in other product lines as follows:

years ended December 31 Tons (add 000)	2013	2012	2011
Aggregates Product Line:
Tons to external customers	123,792	123,873	122,857
Internal tons used in other product lines	4,641	4,458	2,217

Total aggregates tons	128,433	128,331	125,074

Aggregates product line shipments in 2013 were flat compared with 2012 and reflect notable volume growth in the Corporation’s nonresidential and residential end-use markets, offset by weak infrastructure demand. Aggregates product line shipments in 2012 increased 2.6% compared with 2011 due to increased energy-sector and residential construction shipments, coupled with shipments contributed by the Corporation’s Colorado operations, which were acquired in December 2011. Aggregates product line shipments declined 3.8% in 2011 due to a reduction of stimulus projects, decreases in transportation spending and decreased energy-sector shipments.

Heritage and total aggregates product line volume variance by reportable segment is as follows:

years ended December 31	2013	2012	2011
Mid-America Group	(0.4%)	2.7%	(0.4%)
Southeast Group	(5.6%)	(3.4%)	(12.4%)
West Group	1.2%	19.9%	(0.9%)
Heritage Aggregates Operations	(0.5%)	8.0%	(2.6%)
Total Aggregates Product Line	0.1%	2.6%	(3.8%)

Aggregates product line shipments in 2013 for the Mid-America Group reflect the completion of several large road projects in Indiana, offset by residential and nonresidential growth particularly in North Carolina and Virginia.

The Southeast Group experienced volume declines due to lower aggregates demand and increased competition in Georgia and Florida. Although beginning to improve in 2013, economic growth in Georgia, Florida and Alabama markets has lagged national trends, principally due to weaker job growth and higher home foreclosure rates.

In 2012, the West Group benefited from a significant increase in shipments to the energy sector from shale field activity, primarily in the Eagle Ford Shale field in south Texas, improved residential construction activity in Texas and volume contribution from the Colorado operations.

Vertically-Integrated Operations. The Corporation’s vertically integrated operations include asphalt, ready mixed concrete and road paving businesses in Arkansas, Colorado, Texas and Wyoming.

Average selling prices by product line for the Corporation’s vertically-integrated operations are as follows:

years ended December 31	2013	2012	2011
Asphalt	$42.09/ton	$41.57/ton	$39.24/ton
Ready Mixed Concrete	$83.73/yd3	$77.24/yd3	$65.37/yd3

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 50

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Unit shipments by product line for the Corporation’s vertically-integrated operations are as follows:

years ended December 31 (add 000)	2013	2012	2011

Asphalt Product Line:
Tons to external customers	1,361	1,662	1,262
Internal tons used in road paving business	1,728	1,598	183

Total asphalt tons	3,089	3,260	1,445

Ready Mixed Concrete – cubic yards	1,742	1,481	502

Specialty Products. Specialty Products’ 2013 net sales increased 11.6%, reflecting the Woodville, Ohio, kiln capacity expansion in the dolomitic lime business, marketing initiatives in the chemicals business and solid pricing gains in key product lines. Net sales of $202.2 million in 2012 increased slightly over 2011 net sales and included $3.1 million of incremental net sales from the capacity expansion in November 2012.

Freight and Delivery Revenues and Costs

Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 68 through 70). These third-party freight costs are then billed to the customer.

Cost of Sales

Cost of sales increased 4.9%, on an absolute dollar basis, in 2013 compared with 2012 due to inflation, production costs for quarries acquired in July 2013 and certain unplanned equipment repairs. Notably, the Corporation’s disciplined management of its cost profile resulted in a 90-basis-point reduction of cost of sales to 81.3% of net sales. Cost of sales increased in 2012 compared with 2011 due to increased aggregates volumes, coupled with increased diesel expense and higher internal freight costs and resale material costs. Resale materials include the purchase of aggregates from third parties to supply customer’s needs.

Gross Profit

Improved aggregates product line pricing and strong performance by the Specialty Products business contributed to consolidated gross profit improvement of $36.8 million, or 11%, in 2013. During 2012, consolidated gross profit increased $25.1 million, driven by pricing and volume strength in the aggregates product line and strong performance from the Corporation’s vertically-integrated operations.

The following presents a reconciliation of the Corporation’s consolidated gross profit:

years ended December 31 (add 000)	2013	2012

Consolidated Gross Profit, prior year	$327,134	$302,002

Aggregates Product Line:
Pricing strength	42,426	21,023
Volume strength	1,085	69,317
Increase in production costs	(33,567)	(55,649)
Increase in resale materials	(5,400)	(12,820)
Increase in internal freight costs	(1,846)	(17,860)
Decrease in other costs	15,742	13,328

Increase in Aggregates Product Line
Gross Profit	18,440	17,339
Vertically-Integrated Operations	7,953	8,021
Specialty Products	6,480	1,818
Corporate	3,950	(2,046)

Increase in Consolidated Gross Profit	36,823	25,132

Consolidated Gross Profit, current year	$363,957	$327,134

Production costs in 2013 include incremental costs for the quarries acquired in Georgia in July 2013, higher repair costs, increased workers compensation costs, nonrecurring costs related to the September 2013 flooding in Denver, Colorado, as well as increased production volume. Production costs in 2012 include incremental costs directly attributable to the Colorado aggregates operations that were acquired in December 2011, higher supply costs for conveyor belts, including both increased replacement and rising rubber prices, and higher diesel fuel costs all compared with 2011.

Resale material costs increased significantly during 2012 as the Corporation was unable to produce enough material to support well drilling for the oil and gas industry, particularly in the Mid-America Group, and purchased these products for its customers from third parties.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 51

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Other costs, which include production overhead and inventory change, decreased in 2013 and 2012. In periods in which ending inventory levels increase, inventory change decreases costs of sales, as production costs are capitalized.

Gross profit (loss) by business is as follows:

years ended December 31 (add 000)	2013	2012	2011
Aggregates	$259,054	$240,614	$223,275
Asphalt	12,928	12,099	5,836
Ready Mixed Concrete	8,337	59	(220)
Road Paving	1,426	2,580	1,101
Total Aggregates Business	281,745	255,352	229,992
Specialty Products	83,703	77,223	75,405
Corporate	(1,491)	(5,441)	(3,395)
Total	$363,957	$327,134	$302,002

Gross profit by reportable segment for the Aggregates business is as follows:

years ended December 31 (add 000)	2013	2012	2011
Mid-America Group	$191,765	$180,069	$171,746
Southeast Group	(3,515)	(6,052)	1,082
West Group	93,495	81,335	57,164
Total Aggregates Business[1]	$281,745	$255,352	$229,992

1	Gross profit reflects the elimination of intersegment profit.

The Corporation’s gross margin (excluding freight and delivery revenues) expanded 90 basis points compared with 2012. Consolidated gross margin (excluding freight and delivery revenues) decreased 210 basis points in 2012 due to the increased impact from vertically-integrated businesses and higher energy, resale material and internal freight costs (see sections Analysis of Aggregates Business Gross Margin on pages 54 and 55 and Transportation Exposure on pages 68 and 70).

Gross margin (excluding freight and delivery revenues) by reportable segment is as follows:

years ended December 31	2013	2012	2011
Mid-America Group	28.3%	27.3%	27.1%
Southeast Group	(1.6%)	(2.7%)	0.5%
West Group	11.5%	10.9%	12.4%
Total Aggregates Business	16.4%	15.7%	17.4%
Specialty Products	37.1%	38.2%	37.6%
Consolidated	18.7%	17.8%	19.9%

Gross margin (excluding freight and delivery revenues) for the Mid-America Group improved 100 basis points in 2013 to 28.3% as economic recovery began to take hold, particularly in North Carolina.

Gross margin (excluding freight and delivery revenues) for the Southeast Group improved 110 basis points in 2013, resulting from the contribution of the operations acquired in July 2013. Additionally, the Southeast Group’s operations include both water distribution and rail distribution, which produces lower overall gross margins (excluding freight and delivery revenues) due to internal freight costs.

The West Group includes the Corporation’s vertically-integrated operations. Vertically-integrated operations have inherently lower gross margins (excluding freight and delivery revenues) than the Corporation’s aggregates product line due to competitive market dynamics and significant consumption of high-cost raw materials, namely liquid asphalt and cement. The West Group’s operations also include rail distribution. Accordingly, gross margin (excluding freight and delivery revenues) for the West Group is below that of the overall Aggregates business.

The Specialty Products business’ 2013 gross margin (excluding freight and delivery revenues) of 37.1% declined 110 basis points from 2012. During 2013, Specialty Products incurred higher coal and natural gas costs and lost higher-margin sales from a customer that filed for bankruptcy. Improvement in gross margin (excluding freight and delivery revenues) for 2012 was primarily due to favorable natural gas costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A expenses”) for 2013 were 7.7% of net sales, an increase of 10 basis points compared with 2012. On an absolute basis, SG&A increased $11.7 million, as expected, due to incremental costs for the Corporation’s information systems upgrade that was successfully completed in October 2013, as well as other costs related to productivity improvement initiatives. SG&A was 7.6% of net sales in 2012, a 60-basis-point improvement, compared with 2011. On an absolute basis, SG&A expenses increased $14.3 million in 2012 as the Corporation absorbed overhead for its Colorado operations and incurred information system upgrade-related costs, early retirement and severance costs and higher pension expense.

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

Other Operating Income and Expenses, Net

Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense, and gains and losses related to asset retirement obligations; and research and development costs. Consolidated other operating income and expenses, net, was income of $4.8 million in 2013, $2.6 million in 2012 and $1.7 million in 2011. Operating income, net, in 2013 included higher bad debt recoveries and higher gains on the sales of assets, both compared with 2012. Operating income, net, in 2012 included higher rental and services income compared with 2011.

Earnings from Operations

Solid pricing for both the aggregates and ready mixed concrete product lines, coupled with record operating performance by the Specialty Products business and the absence of significant business development costs, contributed to an improvement in consolidated earnings from operations of $61.8 million in 2013. Furthermore, consolidated operating margin (excluding freight and delivery revenues) expanded 270 basis points in 2013. In 2012, consolidated earnings from operations decreased $4.8 million and operating margin (excluding freight and delivery revenues) decreased 210 basis points, both compared with 2011, reflecting lower gross margin (excluding freight and delivery revenues) for the Aggregates business resulting from the increased impact from vertically-integrated operations, as well as higher diesel, internal freight and resale material costs and $16.5 million of incremental business development costs, partially offset by strong operating results for the Specialty Products segment.

Interest Expense

Interest expense was flat in 2013. Interest expense decreased $5.2 million in 2012, primarily due to the low interest-rate environment and a higher mix of variable-rate debt which bears a lower interest rate compared with the Corporation’s fixed-rate debt.

Other Nonoperating Income and Expenses, Net

Other nonoperating income and expenses, net, are comprised generally of interest income, foreign currency transaction gains and losses, and net equity earnings from nonconsolidated investments. Consolidated other nonoperating income and expenses, net, was an expense of $0.3 million in 2013, income of $1.3 million in 2012 and an expense of $1.8 million in 2011. Nonoperating income for 2013 included a loss on foreign currency transactions, partially offset by higher earnings on nonconsolidated equity investments. Nonoperating income for 2012 included a gain on debt repurchased at a discount and a gain on foreign currency transactions (compared with a loss in 2011), which were partially offset by lower earnings on nonconsolidated equity investments.

Taxes on Income

Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to net permanent tax benefits associated with the statutory depletion deduction for mineral reserves, the effect of state income taxes, the domestic production deduction, the tax effect of nondeductibility of goodwill related to divestitures of businesses and the impact of foreign losses for which no tax benefit is recognized.

Permanent benefits associated with the statutory depletion deduction for mineral reserves are the significant driver of the estimated effective income tax rate. The statutory depletion deduction is calculated as a percentage of sales subject to certain limitations. Due to these limitations, changes in sales volumes and pretax earnings may not proportionately affect the depletion deduction. However, the impact of the depletion deduction on the estimated effective tax rate is inversely affected by increases or decreases in pretax earnings.

The estimated effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective income tax rate.

The Corporation’s estimated effective income tax rates are as follows:

years ended December 31	2013	2012	2011
Continuing operations	26.8%	16.7%	20.9%

Overall	26.8%	16.3%	21.7%

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 53

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

In August 2013, the Corporation filed the required amended returns and paid the taxes due to settle the Advance Pricing Agreements (“APA”) it has with Canada that increased the sales price charged for intercompany shipments from Canada to the United States during the years 2005 through 2011. The Corporation also filed amended returns in the United States for the years 2005 through 2011 to request the compensating refunds allowed pursuant to the corresponding APA with the United States. The effects of the APA increased the consolidated overall estimated effective income tax rate by 90 basis points for the year ended December 31, 2013.

Lower pretax earnings, coupled with the estimated effects of the APA, significantly lowered the consolidated overall estimated effective income tax rate for the year ended December 31, 2012.

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

Discontinued operations included the following:

years ended December 31 (add 000)	2013	2012	2011
Net sales	$3,111	$5,819	$64,774

Pretax loss on operations	$(1,084)	$(1,619)	$(3,808)
Pretax (loss) gain on disposals	(82)	(354)	9,986
Pretax (loss) gain	(1,166)	(1,973)	6,178
Income tax (benefit) expense	(417)	(801)	2,191
Net (loss) earnings	$(749)	$(1,172)	$3,987

In 2011, the Corporation divested its River District operations in an asset exchange for Lafarge North America Inc.’s Denver, Colorado, Front Range business.

Net Earnings Attributable to Martin Marietta Materials, Inc. and Earnings Per Diluted Share

Net earnings attributable to Martin Marietta Materials, Inc., were $121.3 million, or $2.61 per diluted share, in 2013, an increase of 44% over 2012. In 2012, net earnings attributable to Martin Marietta Materials, Inc., were $84.5 million, or $1.83 per diluted share, inclusive of business development costs of $0.46 per diluted share, an increase of 3% compared with $82.4 million, or $1.78 per diluted share, inclusive of business development costs of $0.25 per diluted share, in 2011.

Analysis of Aggregates Business Gross Margin

•	Aggregates business 2013 gross margin (excluding freight and delivery revenues) reflects

—	a 70-basis point expansion from 2012,

—	a 260-basis-point negative impact from vertically- integrated operations, and

—	a 240-basis-point negative impact from internal freight

Gross margin (excluding freight and delivery revenues) for the Aggregates business for the years ended December 31 was as follows:

2013	16.4%
2012	15.7%
2011	17.4%

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

Vertically-integrated operations, which are included in the West Group, accounted for 22% of the Aggregates business’ net sales in 2013. Market dynamics for these operations are highly competitive. In cyclical trough periods, average

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 54

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

selling prices for these product lines generally decline. Furthermore, vertically-integrated operations consume significant amounts of high-cost raw materials, namely, liquid asphalt and cement, for the production of hot mix asphalt and ready mix concrete, respectively. Gross margins (excluding freight and delivery revenues) for the Aggregates business’ asphalt and ready mixed concrete product lines typically range from 10% to 12% as compared with the aggregates product line gross margin (excluding freight and delivery revenues), which generally ranges from 25% to 30%. The road paving product line typically yields gross margins (excluding freight and delivery revenues) ranging from 5% to 7%. The mix of vertically-integrated operations lowered the Aggregates business’ gross margin (excluding freight and delivery revenues) by 260 basis points in 2013 and 2012 and by 95 basis points in 2011 and lowered the West Group’s gross margins (excluding freight and delivery revenues).

The long-haul distribution network, which includes water and rail distribution yards, continues to be a key component of the Corporation’s strategic growth plan. Most of this activity is located in areas of the Southeast and West Groups that generally lack a long-term indigenous supply of coarse aggregates but exhibit above-average growth characteristics driven by long-term population trends, including growth and density. Transportation freight costs from the production site to the distribution yards are included in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. Sales from rail and water distribution yards generally yield lower gross margins (excluding freight and delivery revenues) as compared with sales directly from quarry operations. Nonetheless, management expects that the distribution network currently in place will provide the Corporation solid growth opportunities, and gross margin (excluding freight and delivery revenues) should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 58 through 74). In 2013, 16.7 million tons of aggregates were sold from distribution yards. Results from these distribution operations reduced the Aggregates business’ gross margin (excluding freight and delivery revenues) by 240 basis points in 2013. In 2012 and 2011, the impact of internal freight on the Aggregates business’ gross margin (excluding freight and delivery revenues) was comparable with 2013.

The Aggregates business’ gross margin (excluding freight and delivery revenues) will continue to be adversely affected by lower gross margins for vertically-integrated operations and the long-haul distribution network.

BUSINESS ENVIRONMENT

The sections on Business Environment on pages 55 through 76, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and the current economic climate exacerbates this relationship. This discussion should be read in this context.

Aggregates Industry and Corporation Trends

•	According to the U.S. Geological Survey, estimated construction aggregates consumption in the United States increased 2.3% in 2013 compared with 2012

•	Spending statistics, from 2012 to 2013, according to U.S. Census Bureau:

—	Total value of construction put in place increased 4.8%

—	Public-works construction spending decreased 2.8%

—	Private nonresidential construction market spending decreased 0.4%

—	Private residential construction market spending increased 18.0%

The Corporation’s principal business, the Aggregates business, serves customers in construction aggregates-related markets. This business is strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, access to capital markets, levels of public-sector infrastructure funding, and demographic, geographic and population dynamics. In 2013, total construction aggregates consumption in the United States increased 2.3% to 2.3 billion tons, as estimated by the U.S. Geological Survey. Per the U.S. Census Bureau, total construction spending increased 4.8%, which implies a lower level of aggregates-intensive construction spending in 2013.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 55

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Aggregates business sells its products principally to contractors in connection with highway and other public infrastructure projects as well as nonresidential and residential development. While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure projects has been comparatively more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Obligation of federal funds is a leading indicator of highway construction activity in the United States. Before a state or local department of transportation can bid an eligible construction project, it enters into an agreement with the Federal Highway Administration to obligate the federal government to pay its share of the project cost. Federal obligations are subject to annual funding appropriations by Congress. During 2013, Congress provided virtually no increase in federal transportation investment for highway, transit and runway construction, which negatively affected spending on these public infrastructure projects (see section Federal and State Highway Transportation Funding on pages 63 through 65). By way of example, while the total value of United States construction spending increased 4.8% in 2013 compared with 2012, overall public-works spending decreased 2.8% in 2013. As reported by The American Road and Transportation Builders Association (“ARTBA”), projected 2013 spending on highways, streets and bridges increased slightly from $80.5 billion in 2012 to $81.2 billion. ARTBA forecasts that the highway, roads and streets construction market will grow 2.6% in 2014; however, this growth will be uneven nationwide. Management believes public-works projects have historically accounted for 50% of the total annual aggregates consumption in the United States. Of the Corporation’s total aggregates shipments in 2013, 45% were to the public sector; thus, the Aggregates business benefits from public-works construction projects. Accordingly, management believes exposure to fluctuations in nonresidential and residential, or private-sector, construction spending is lessened by the business’ mix of public sector-related shipments.

Spending for the private nonresidential construction market decreased slightly in 2013 compared with 2012, according to the U.S. Census Bureau. The Corporation shipped 31% of its aggregates shipments to the nonresidential construction market in 2013. Historically, half of the Corporation’s nonresidential construction shipments have been used for office and retail projects, while the remainder has been used for heavy industrial and capacity-related projects. Heavy industrial construction activity has been supported in recent years by expansion of the energy sector, namely development of shale-based natural gas fields.

The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions (including roads, sidewalks, and storm and sewage drainage) and aggregates used in home construction. Therefore, the timing of new subdivision starts, as well as new home starts, equally affects residential volumes. Private residential construction market spending increased 18.0% in 2013 from 2012, according to the U.S. Census Bureau. While the residential construction market has made significant strides toward recovery over the past two years, private residential construction spending remains below historical levels.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 56

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Pricing on construction projects is generally based on terms committing to the availability of specified products at a specified price during a specified period. While residential and nonresidential construction jobs usually are completed within a year, infrastructure contracts can require several years to complete. Therefore, changes in prices can have a lag time before taking effect while the Corporation sells aggregates products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts somewhat mitigate this effect. However, during periods of sharp or rapid increases in production costs, multi-year infrastructure contract pricing may provide only nominal pricing growth. The Corporation also implements mid-year price increases where appropriate. These mid-year price increases are typically realized over eighteen months, such that 25% of the total increase is realized in the year of announcement with the balance realized in the subsequent year.

In 2013, the average selling price for the aggregates product line increased 3.0% due to price increases implemented over the current and prior year, partially offset by the impact of product mix. Opportunities to increase pricing will occur on a market-by-market basis. Management believes pricing increases in 2013 and beyond will approximate the Corporation’s 20-year annual average, 3.7%, and correlate, after consideration of a 6-to-12-month lag factor, with changes in demand. Pricing is determined locally and is affected by supply and demand characteristics of the local market.

The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. While a recessionary construction economy increases those risks, both lien rights and payment bonds help mitigate the risk of uncollectible receivables; however, the Corporation can experience delayed payments from certain of its customers, negatively affecting operating cash flows. Historically, the Corporation’s bad debt write offs have not been significant to its operating results. Further, management considers the allowance for doubtful accounts adequate as of December 31, 2013.

Management expects the overall long-term trend of consolidation of the aggregates industry to continue. The Corporation’s Board of Directors and management continue to review and monitor strategic long-term plans. These plans include assessing business combinations and arrangements with other companies engaged in similar or complementary businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to markets that the Corporation views as attractive. During 2013, the Corporation reviewed multiple transaction opportunities as part of its long-term strategic plan, consummating an acquisition of three aggregates quarries in the Atlanta, Georgia market and an aggregates site in Iowa (see section Internal Expansion and Integration of Acquisitions on pages 70 and 71).

On January 27, 2014, the Corporation entered into a merger agreement with TXI whereby, promptly after the effective time of the merger, each outstanding share of TXI common stock will be exchanged for 0.70 of a share of the Corporation’s common stock. The proposed business combination with TXI was unanimously approved by the Boards of Directors of both the Corporation and TXI.

The closing of the proposed business combination with TXI is subject to customary closing conditions, including, among others, the adoption of the merger agreement by TXI’s stockholders, approval by the Corporation’s shareholders of the issuance of the Corporation’s common stock in connection with the merger and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, the merger agreement contains certain termination rights for both the Corporation and TXI and further provides for the payment of certain termination fees under certain specified circumstances. The Corporation currently anticipates the closing of the proposed business combination with TXI to be in the second quarter of 2014. However, the Corporation cannot assure the closing of the proposed business combination with TXI will occur by any particular date, if at all.

The Corporation’s future performance and results could be affected by the proposed business combination with TXI. Certain of the risks and uncertainties relating to the Corporation’s proposed business combination with TXI are summarized under Item IA, Risk Factors, in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013. In addition, in connection with the proposed business combination with TXI, the Corporation and TXI intend to file relevant materials with the SEC, including a

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 57

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Registration Statement on Form S-4 that will include a joint proxy statement of the Corporation and TXI and that will also constitute a prospectus of the Corporation. For additional information regarding the proposed business combination with TXI, including the risks and uncertainties related thereto, please see the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 (as may be amended from time to time) and the other relevant materials that will be filed with the SEC when they become available.

Aggregates Industry and Corporation Risks

General Economic Conditions

The overall United States economy moved at a tepid pace during 2013. Economic and political uncertainty, including the prolonged Congressional impasse over the federal budget and national debt ceiling that resulted in the government shutdown and the pending impact of The Patient Protection and Affordable Care Act, eroded consumer confidence, impeding significant growth during 2013. On a positive note, the national unemployment rate fell from 7.8% in December 2012 to 6.7% in December 2013, the lowest rate since October 2008. However, the unemployment rate remains at a level notably higher than the prerecession rate of 4.4% at December 2006 as significant numbers of individuals remain unemployed or have stopped looking for employment altogether. According to the Bureau of Labor Statistics, unemployment in the construction industry fell from 13.5% in December 2012 to 11.4% in December 2013. Construction unemployment hit its lowest rate, 5.3%, in August 2007. In sum, U.S. construction employment remains 1.9 million jobs below peak. Further, despite the momentum of the residential recovery and the Federal Reserve keeping the federal funds rate near zero percent, housing permits remain significantly below normalized annual levels.

Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Transportation Funding on pages 63 through 65). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various user taxes, typically gasoline taxes and vehicle fees. Based on national averages, user taxes represent the largest component of highway revenues, averaging 42% in fiscal year 2011, the latest available statistics. The use of general funds as a percentage of each state’s highway revenues varies, with a national average of 4% in fiscal year 2011, the latest available statistics. Therefore, state budget spending cuts typically only affect a small percentage of a state’s highway spending. Most state budgets began to improve in 2013 as states worked to resolve budget deficits and invest in economic development.

States have also taken on a larger role in funding sustained infrastructure investment. Management anticipates further growth in state-level funding initiatives, such as bond issues, toll roads and special-purpose taxes, as states address infrastructure needs, particularly in periods of federal funding uncertainty. For example, effective July 1, 2013, the state of Virginia enacted Virginia’s Road to the Future Plan, the state’s first comprehensive transportation funding plan in more than 25 years. The legislation provides over $3.4 billion in dedicated statewide transportation funding, over $1.5 billion in additional funding for northern Virginia and over $1 billion in additional funding for Hampton Roads, over the next five years. The transportation plan replaces the 17.5 cents per gallon excise tax on gasoline with a 3.5% sales tax on gasoline and imposes a 0.3% sales and use tax increase statewide that is dedicated

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 58

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

to funding transportation and highway maintenance, shifts a portion of general fund revenue to transportation and increases fees for vehicle registration and for alternative-fuel vehicles. According to ARTBA’s 2013 Ballot Initiative Report, public support for state and local transportation ballot investment initiatives remains strong. In the November 2013 elections, voters approved 86% of transportation funding measures that increase or extend funding for highways, bridges and transit. The total value of these approved measures was nearly $716 million, primarily in Colorado and Georgia. ARTBA reported that the approval rate for the November ballot measures was among the highest in the past ten years. In addition to the November ballot, voters also approved 82% of the 16 ballot measures proposed earlier in the year, including a $75 million bond referendum in Raleigh, North Carolina.

The impact of any economic improvement will vary by local market. Profitability of the Aggregates business by state is not proportional to net sales by state because certain of the Corporation’s intrastate markets are more profitable than others. Further, while the Corporation’s aggregates operations cover a wide geographic area, financial results depend on the strength of local economies, which may differ from the economic conditions of the state or region. This is particularly relevant given the high cost of transportation as it relates to the price of the product. The impact of local economic conditions is felt less by large fixed plant operations that serve multiple end-use markets through the Corporation’s long-haul distribution network.

As of December 2013, as reported by Moody’s Economy.com Inc. (“Moody’s”), all state economies were expanding. For comparison, as of December 2012, as reported by Moody’s, all state economies were flat or beginning to expand.

The Aggregates business’ top five sales-generating states, namely Texas, North Carolina, Colorado, Iowa and Georgia, together accounted for 59% of its 2013 net sales by state of destination. The top ten sales-generating states, which also include Florida, South Carolina, Indiana, Nebraska and Arkansas, together accounted for 79% of the Aggregates business’ 2013 net sales by state of destination.

Supported by business diversity, as well as employment and population growth, Texas continues to lead the United States in economic growth. Texas currently ranks first

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 59

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

in the nation in terms of absolute employment growth, adding 252,000 jobs in 2013. Furthermore, the state’s population is expanding at more than twice the national rate. Texas is one of the Corporation’s strongest aggregates markets driven by a robust state Department of Transportation program, growing residential and nonresidential activity and strong energy-sector activity. Funding for Texas highway construction comes from dedicated sources as opposed to the use of general funds. The Corporation’s aggregates shipments in 2014 and beyond will benefit from $7.8 billion of projects awarded in fiscal year 2013 by the Texas Department of Transportation. For fiscal 2014, combined highway funding, including state Department of Transportation, local lettings and other obligations, is projected to be $5.6 billion. This projection excludes funding assistance for six projects costing $6.7 billion that the Texas Department of Transportation has applied for under the TIFIA component of MAP-21 (see section Federal and State Highway Transportation Funding on pages 63 through 65). On February 6, 2014, Texas received its first TIFIA award (under MAP-21) for the Grand Parkway project in Houston. The Texas Department of Transportation recently announced an $825 million plan to fund major road projects in San Antonio, including the area’s first toll project. TIFIA awards are expected to fund a portion of this project which should commence by early 2015. Toll-financed transportation initiatives are already used extensively in Dallas/Ft. Worth and Houston, driving significant investment. Furthermore, Texas has a ballot initiative scheduled for November 2014 that, if passed, would provide up to $1.0 billion of additional annual funding for certain transportation infrastructure maintenance and construction projects by diverting surplus funds from the state’s so-called “Rainy Day Fund”. Based on current sentiment, management anticipates this ballot initiative will be passed. Nonresidential construction continues to benefit from general economic vitality and energy-sector projects. For example, industrial building vacancy rates in the Dallas/Ft. Worth market have reached a 20-year low at less than 6%, prompting developers to begin construction on over ten million square feet of additional space. Additionally, production at the Eagle Ford Shale field is expected to more than double over the next five years. The abundance of inexpensive natural gas will drive petrochemical investments, particularly in the Corpus Christi area where $5 billion of announced industrial projects are underway. Texas’ residential construction market continues to gain momentum as the supply of available homes has fallen to its lowest level in nearly two decades and home valuations are at all-time highs. Management believes single-family permits will increase 10% to 20% in the Corporation’s major Texas markets in 2014.

Having endured a more severe downturn during the Great Recession than the nation as a whole, the economic recovery in North Carolina is gaining momentum. Job growth accelerated in 2013, with particular strength seen in Charlotte, the second largest banking center in the United States. Furthermore, the seasonally-adjusted unemployment rate dipped to 6.9% in December 2013, only 20 basis points above the national rate and the first time that gap has fallen below 1.0 percent since 2010. Infrastructure construction activity will remain challenged in 2014, driven by project timing. For fiscal year 2014, construction and maintenance funding levels for the North Carolina Department of Transportation are $2.9 billion, down slightly from fiscal year 2013 levels. The state Department of Transportation recently adopted a more metro-centric approach to distributing transportation dollars, anticipated to positively impact the metro Raleigh, Greensboro and Charlotte areas. In October 2013, voters in Raleigh overwhelmingly approved a $75 million bond referendum to finance 18 local transportation projects. The transportation bond will be issued in 2014 and include a 1.12-cent property tax increase. Additionally, the Charlotte area will see two major projects begin in 2014; a $1.2 billion light rail extension project in downtown and a $92 million runway project at the Charlotte-Douglas International Airport. However, the North Carolina Turnpike Authority has temporarily stalled the bid for the $700 million Garden Parkway due to political opposition and environmental issues. The Garden Parkway, which was projected to be bid in the first half of 2013, may be funded through a budget provision providing money for the construction of four toll road projects for a total of $3.2 billion; the Corporation has quarries that are positioned for competitively bidding the jobs. North Carolina has applied for funding assistance under TIFIA, submitting a request for the Triangle Expressway project costing $1.2 billion; however, no North Carolina TIFIA awards have been approved to date. During 2013, North Carolina saw signs of nonresidential construction recovery as office and retail vacancy rates dropped and industrial absorption rates increased. Furthermore, growth in the state’s housing

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 60

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

market translated into increased commercial construction spending. These trends are expected to continue in 2014. CBRE, a global leader in real estate services, recently reported that three major real estate developers have plans to begin new building construction in the Raleigh-Durham-Chapel Hill area. Furthermore, MetLife plans to invest $110 million to build an office campus in Cary in 2014, in addition to relocating its U.S. retail division headquarters to Charlotte. The residential market has also begun to experience growth in certain metro areas. Increases in building permits and home sales in several markets, as well as, a reduction in developed lots available, indicate a rebounding residential market in North Carolina. Beyond the near term, conditions in North Carolina are favorable for steady growth in the housing market as population and employment gains will support demand for new homes. According to McGraw Hill Construction’s outlook, the value of residential construction in North Carolina is forecast to increase 13% in 2014. Historically, the Corporation’s North Carolina operations have been above average in rate of pricing growth and profitability due to its quarry locations in growing market areas and their related transportation advantage.

The Colorado economy is among the healthiest in the United States, outperforming the nation in 2013 and forecasted to grow 4% in 2014. Colorado’s jobs growth of 2.9% surpassed the national average. Furthermore, the state’s seasonally-adjusted unemployment rate fell from 7.6% at December 31, 2012 to 6.2% in December 2013, the lowest rate since 2008. Additionally, Colorado posted the fifth-largest population gain in the country in 2013. The state of Colorado has a strong Department of Transportation program, and infrastructure construction projects starting in 2014 are likely to match or eclipse the already high level experienced in 2013. The Responsible Acceleration of Maintenance and Partnerships, or RAMP, program provides an additional $300 million per year of spending over a five-year period beginning in fiscal year 2014, allowing long-term financing of multi-year projects versus pay-as-you-go funding. Half of the RAMP funds will be used to leverage local dollars and public-private dollars to fund additional transportation projects. The balance of RAMP will fund significant projects currently underway. Further, the historic 500-year flooding in September 2013 will result in a significant reconstruction effort, the majority of which will take place in 2014. Colorado recently passed legislation to allocate $450 million for emergency road repairs, of which $110 million will be provided by the U.S. Department of Transportation. According to Department of Transportation officials, an estimated 200 miles of state highways and 50 bridges are in need of rebuilding and repairing as a result of the flood. Colorado continues to benefit from both the heavy industrial and commercial components of the nonresidential construction market. Denver continues to be a strong national commercial real estate target with its low vacancy rates and increasing office rents. Forecasts indicate growth in nonresidential building construction in 2014. Two major projects are expected to break ground in late 2014 – a $236 million on-campus football stadium at Colorado State University and the $735 million Gaylord Rockies Hotel and Conference Center. Additionally, favorable market conditions will keep energy sector activity strong, particularly at the Niobrara Shale formation. The residential end-use market gained momentum in 2013. Multi-family permits are currently at their highest level since 2002, surpassing their prerecession peak, with construction concentrated in the northern Front Range metropolitan area. Multi-family construction is forecast to increase again in 2014, but at a slower pace. Colorado also saw a solid increase in single-family housing permits, up more than 30%, in 2013. Continued recovery is anticipated in 2014, with a forecast of 20,000 single-family housing permits.

Iowa has been one of the Corporation’s most consistently stable markets over the past five years and is the largest per capita consumer of crushed stone in the United States. Iowa’s economy, which is highly dependent on agriculture and related manufacturing industries, continues to show signs of steady expansion. The state’s seasonally-adjusted unemployment rate remains one of the lowest in the country, dropping to 4.2% at December 31, 2013, a five-year low. State highways maintained by the Iowa Department of Transportation are financed with federal funds and dedicated highway-user tax revenues; no state general fund revenue is used. Recently, Iowa’s road construction lobby has pushed for a 10-cent increase in gasoline and diesel taxes to fund critical infrastructure needs; however, it is unlikely that the tax increase will be approved during the 2014 legislative session. Over the next five years, $2.6 billion is forecast to be available for highway right of way and con-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 61

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

	ESTIMATED POPULATION
Top 10 Revenue- Generating States of Aggregates Business	Percent Change in Population 2010 to 2013	Population Rank July 1, 2013
Texas	5.2%	2
North Carolina	3.3%	10
Colorado	4.8%	22
Iowa	1.4%	30
Georgia	3.1%	8
Florida	4.0%	4
South Carolina	3.2%	24
Indiana	1.3%	16
Nebraska	2.3%	37
Arkansas	1.5%	32

Source: U.S. Census Bureau, Population Estimates Division

struction under the Iowa Transportation Commission’s FY 2014-2018 Iowa Transportation Improvement Program. In addition, $1.1 billion is targeted through fiscal year 2018 for modernizing and maintaining Iowa’s existing highway system. Iowa continues to see strong capital investment throughout the state. In 2013, Orascom Construction Industries began construction on a $1.8 billion fertilizer plant in southeast Iowa scheduled to open in 2015. Additionally, CF Industries recently broke ground on a $1.7 billion fertilizer complex near Sioux City scheduled to open in 2016. Microsoft Corporation also announced a $700 million expansion of its West Des Moines data center to be completed in early 2015. Iowa ranks third in the nation for both the number of utility-scale wind turbines and total wind energy installations. Recently, MidAmerican Energy Company, Iowa’s largest energy company, announced plans to invest $1.9 billion to expand its wind generation fleet by the end of 2015, making it the largest wind expansion project in Iowa’s history. Furthermore, Facebook Inc. began construction of a $300 million state-of-the-art data center in Altoona that will be 100% powered by wind energy and open by the end of 2014. Iowa’s residential construction market has also seen improvement, with housing permits increasing 10% over 2012 levels. During 2013, the Des Moines area experienced the highest number of home sales since 2005, bringing inventories to their lowest level in seven years. These trends are forecast to continue in 2014, generating continued residential growth. Iowa is the largest corn and pork-producing state in the nation. The Corporation’s agricultural lime volumes are dependent on, among other things, weather, demand for agricultural commodities, including corn and soybeans, commodity prices, farm and land values as well as funding from the Agricultural Act of 2014, the five-year domestic farm bill signed into law on February 7, 2014.

Georgia’s economy, which was hit much harder by the Great Recession than the nation as a whole, continues to make strides toward recovery. Georgia ranked fifth, as of December 2013, in terms of employment growth in the United States, up from 39th in December 2009. The seasonally-adjusted unemployment rate fell to a five-year low of 7.4% in December 2013; however, it remains above the national average. Forecasts indicate the state’s economy will increase 3% in 2014, outperforming the pace of growth of the nation. State Department of Transportation spending is expected to remain relatively flat at $2.1 billion for fiscal year 2014 compared with fiscal year 2013. Motor fuel tax revenues, which are dedicated to the state highway fund, are expected to decline 3% in fiscal year 2014 compared with actual tax collections in fiscal 2013, per the state Office of Planning and Budget. As part of the Transportation Investment Act (TIA), effective January 1, 2013, three regions in the southern part of Georgia began collecting a special-purpose local option sales tax. These monies, which are not included in the state Department of Transportation spending amount above, are earmarked for transportation improvements that either complement an existing project or jump-start a new phase of a transportation plan to enhance mobility. The Corporation maintains key positions to competitively bid on an estimated $1.3 billion of the $1.88 billion total TIA budget slated for these regions during the next ten years. Initial TIA project lettings began in late 2013 and the Corporation has been awarded a supply contract for the Riverwatch Extension project in Augusta. Management expects the pace of projects funded by this tax to accelerate in 2014. Port activity continues to remain strong — the Port of Brunswick is the second-busiest port for auto imports in the United States and the Port of Savannah boasts the largest single container terminal in

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 62

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

North America. In fact, the Georgia Ports Authority reported record tonnage in fiscal 2013 as several clients expanded or established docking and warehousing facilities. Recently, Georgia approved $231.1 million to fund the Savannah Harbor Expansion Project. This project, which began in 2013 and will be completed in 2016, will deepen the Savannah Harbor by five feet to accommodate the increase in the number of super-sized container vessels through the Panama Canal after its 2015 expansion. According to the Georgia Department of Economic Development, in fiscal 2013, the state successfully recruited 389 companies to either expand into or relocate to Georgia. This influx of development will generate $6.07 billion in investments and 31,656 new jobs. The Georgia World Congress Center Authority and the Atlanta Falcons announced plans to build a new $1.2 billion football stadium with construction expected to begin in early 2014 and be completed in 2017. Additionally, the Atlanta Braves announced plans to build a new $700 million baseball stadium in Cobb County, Georgia; construction will begin in 2014 and be complete in 2017. Lastly, Baxter International Inc. should complete construction of its $1 billion manufacturing facility near Covington, Georgia, in 2018. In addition to a one million square foot manufacturing facility, this development also includes office, retail and residential components. Georgia’s economy is also supported by its significant military presence. Fort Gordon, located near Augusta, Georgia, was recently named the new Army Cyber Command Center headquarters. To serve an increased population of almost 20% by 2019, Fort Gordon will require $170 million of new construction and $56 million of renovation and modernization through 2020. Single-family housing permits in Georgia increased 40% over 2012 levels; however, these permits are still down 65% from the single-family average from 1998 to 2003. Rebounding home sales, increasing home prices and declining inventory of foreclosures should allow Georgia’s housing market to gain strong momentum in 2014.

Federal and State Highway Transportation Funding

•	Federal highway bill provides funding for roadway construction through September 2014

•	Incremental funding dollars supported by TIFIA range from $30 billion to $50 billion over the next three to four years

•	Need for transportation improvements currently outpaces funding by almost 200%

The federal highway bill provides annual funding for public-sector highway construction projects. Following a series of nine short-term continuing resolutions, on July 6, 2012, the President signed into law MAP-21, which provides annual funding for highway expenditures of approximately $40 billion through September 30, 2014.

MAP-21 also significantly expands TIFIA funding. TIFIA, a U.S. Department of Transportation alternative funding mechanism, provides three types of federal credit assistance for nationally or regionally significant surface transportation projects. TIFIA is designed to fill market gaps and leverage substantial private co-investment by providing projects with supplemental or subordinate debt which is not subject to national debt ceiling challenges or sequestration. Since its inception in 1998, TIFIA has provided credit assistance to 27 projects representing approximately $36 billion in infrastructure investment. Under MAP-21, TIFIA funding increased from $122 million per year to $750 million for fiscal year 2013 and $1.0 billion in fiscal year 2014. TIFIA does not require the 20% matching funds from state departments of transportation found under MAP-21. Consequently, states can advance construction projects immediately with potentially zero outlay of current department of transportation budget dollars. TIFIA requires projects to have a revenue source to pay back the credit assistance within a 30-40 year period. Moreover, TIFIA funds may represent up to 49% of total project costs (up from 33%). Therefore, the TIFIA program has the ability to significantly leverage construction dollars. Each dollar of federal funds can provide up to $10 in TIFIA credit assistance, leveraging an estimated $30 billion to $50 billion in new transportation infrastructure investment after consideration of the increased proportion of TIFIA dollars to total project costs and private investment. Private investment in

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 63

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

transportation projects funded through the TIFIA program is particularly attractive, in part due to the subordination of public investment to private. Management believes TIFIA could provide a substantial boost for state department of transportation construction programs well above what is currently budgeted. Through December 31, 2013, the U.S. Department of Transportation received TIFIA applications for $48.5 billion worth of projects, including $6.7 billion in Texas, $1.2 billion in North Carolina and $2.7 billion in Florida. On February 6, 2014, Texas received its first TIFIA award (under MAP-21), the first award approved in the Corporation’s key geographic markets.

The federal highway bill provides spending authorizations, which represent the maximum financial obligation that will result from the immediate or future outlays of federal funds for highway and transit programs. The federal government’s surface transportation programs are financed mostly through the receipts of highway user taxes placed in the Highway Trust Fund, which is divided into the Highway Account and the Mass Transit Account. Revenues credited to the Highway Trust Fund are primarily derived from a federal tax of $0.184 per gallon on gasoline, unchanged since 1993, a federal tax on certain other motor fuels and interest on the accounts’ accumulated balances. MAP-21 extended federal motor fuel taxes through September 30, 2016 and truck excise taxes through September 30, 2017.

The Highway Trust Fund has experienced shortfalls since 2008 as improved automobile fuel efficiency and higher gas prices have both resulted in fewer miles driven. These shortfalls have created a significant decline in federal highway funding levels. In response, Congress enacted laws to transfer money from the Treasury’s General Fund to the Highway Trust Fund to ensure it retains a positive balance. From 2008 through 2011, Congress transferred a total of $34.5 billion from the General Fund to the Highway Trust Fund. Furthermore, MAP-21 authorized the transfer of $2.4 billion from the Leaking Underground Storage Tank Trust Fund to the Highway Account upon enactment. MAP-21 also authorized $6.2 billion to the Highway Account in November 2012; $10.4 billion to the Highway Account in October 2013; and $2.2 billion to the Mass Transit Account in October 2013. All of these authorized transfers came from the General Fund, which was subject to sequestration.

Based on current spending and revenue trends, the U.S. Department of Transportation projects that the Highway Account of the Highway Trust Fund will encounter a shortfall before the end of fiscal 2014 (September 30), the same time MAP-21 expires by its own terms. Timely Congressional action is needed to address the funding mechanisms for the Highway Trust Fund and to enact a longer-term federal highway bill. Transportation investments generally boost the national economy by enhancing mobility and access and by creating jobs, which is a priority of many of the government’s economic plans. According to the Federal Highway Administration, every $1 billion in federal highway investment creates approximately 28,000 jobs. The number of jobs created is dependent on the nature and aggregates intensity of the projects. Approximately half of the Aggregates business’ net sales to the infrastructure market come from federal funding authorizations, including matching funds from the states.

Federal highway laws require Congress to annually appropriate funding levels for highways and other programs. Once the annual appropriation is passed, federal funds are distributed to each state based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds generally must be spent on specific programs as outlined in the federal legislation. Most federal funds are available for four years. Once the federal government approves a state project, funds are committed and considered spent regardless of when the cash is actually spent by the state and reimbursed by the federal government. According to the Federal Highway Administration, funds are generally spent by the state over a period of years, with 27% in the year of funding authorization, 41% in the succeeding year, 16% in the third year and the remaining 16% is spent in the fourth year and beyond. From October 1, 2013, the beginning of fiscal year 2014, through January 15, 2014, the federal government operated under a continuing resolution that authorized government spending. Consequently, states were only permitted to obligate $10.1 billion of fiscal year 2014 MAP-21 funds for highway and related improvements. This obligation limit remained in effect until increased in either a new continuing resolution or a full-year transportation appropriations bill. On January 18, 2014, Congress approved the Fiscal Year 2014 Omnibus Spending Bill, providing almost $41 billion in MAP-21 obligation limitation funding, an increase of $0.6 million from the fiscal year 2013 level.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 64

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

In order to receive federal funds for highways, states are required to match funds at a predetermined rate. Matching levels vary depending on the type of project. If a state is unable to match its allocated federal funds, funding is forfeited. Any forfeitures are reallocated to states providing the appropriate matching funds. While states rarely forfeit federal highway funds, the possibility of forfeiture increases when states struggle to balance budgets and face declining tax revenues.

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

States continue to play an expanding role in infrastructure funding. Management believes that innovative financing at the state level, such as bond issuances, toll roads and tax initiatives, will grow at a faster rate than federal funding. State spending on infrastructure generally leads to increased growth opportunity for the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect performance.

The need for surface transportation improvements significantly outpaces the amount of funding available. A significant number of roads, highways and bridges, built following the establishment of the Interstate Highway System in 1956, are now in need of significant repair or reconstruction. According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 37% from 1990 to 2011, while new lane road mileage increased only 4 percent over the same period. TRIP also reports that 33% of the nation’s major roads are in poor or mediocre condition and 25% of the nation’s bridges are structurally deficient or functionally obsolete. Currently, the Federal Highway Administration estimates that $170 billion is needed in annual capital investment through 2028 to significantly improve the current conditions and performance of the nation’s highways. During fiscal 2011, the latest data available from the Office of Highway Policy Information, $93.9 billion was spent for surface transportation projects by federal, state and local governments.

Other Public-Sector Construction Exposure

In addition to highways and bridges, transportation infrastructure includes aviation, mass transit and ports and waterways. Public-sector construction related to transportation infrastructure can be aggregates intensive.

The Federal Aviation Administration Modernization and Reform Act of 2012 (“FAA Act”) is a four-year bill that provides federal funding for airport improvements throughout the United States at $3.35 billion per year through September 2015. According to ARTBA, spending for airport runways and terminals increased 5% during 2013 and is forecast to increase 13% in 2014. Currently, the Corporation is positioned to competitively bid on a $92 million runway project at the Charlotte-Douglas International Airport in North Carolina.

Construction spending for mass transit projects, which include subways, light rail and railroads, increased almost 9% in 2013, according to ARTBA. Railroad construction continues to benefit from economic growth and energy-sector shipments, which generate a need for additional maintenance and improvements. According to ARTBA, subway and light rail work will grow 5% in 2014. Heavy rail investment, largely driven by Class I railroads, is forecast to increase 8% in 2014. Two of the Corporation’s top ten customers in 2013 were Class I railroads.

Port and waterway construction experienced the strongest transportation modal growth in 2013 driven by the expansion of the Panama Canal and competition for the expected increase in traffic. According to ARTBA, port and waterway construction spending increased 22% in 2013 and is forecast to reach $3.0 billion in 2014.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 65

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

In its 2013 Report Card for America’s Infrastructure, the American Society of Civil Engineers rated the nation’s 16 major infrastructure categories as being in poor or mediocre condition, requiring a cumulative investment of $3.6 trillion by 2020 just to maintain the nation’s infrastructure in a state of good repair.

Geographic Exposure and Seasonality

Erratic weather patterns, seasonal changes and other weather-related conditions significantly affect the construction aggregates industry. Production and shipment levels for aggregates, asphalt, ready mixed concrete and road paving materials correlate with general construction activity, most of which occurs in the spring, summer and fall. Thus, production and shipment levels vary by quarter. Operations concentrated in the northern and midwestern United States generally experience more severe winter weather conditions than operations in the Southeast and Southwest.

Excessive rainfall, and conversely excessive drought, can also jeopardize production, shipments and profitability in all markets served by the Corporation.

The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity, most notably in August, September and October.

Cost Structure

•	Top 8 cost categories represent 94% of the Aggregates business’ direct production costs

•	Underabsorption of fixed costs due to operating below capacity

•	Health and welfare costs increased 1% to 2% per year over past ten years compared with national average of 7% over same period; Corporation’s costs expected to increase 7% to 9% in 2014

•	Pension expense increased from $26.5 million in 2012 to $29.3 million in 2013; pension costs expected to approximate $15.7 million in 2014

Direct production costs for the Aggregates business are components of cost of sales incurred at the quarries, distribution yards, and asphalt and ready mixed concrete plants. These costs exclude resale materials, freight expenses to transport materials from a producing quarry to a distribution yard, inventory change and production overhead. Inventory change is the difference between the prior year’s ending inventory and the current year’s ending inventory. In periods in which inventory decreases, inventory change will increase cost of sales, as capitalized production costs are recognized into earnings. Conversely, in periods in which inventory increases, inventory change will reduce cost of sales.

Generally, the top eight categories of direct production costs for the Aggregates business are (1) labor and related benefits; (2) energy; (3) raw materials; (4) depreciation, depletion and amortization; (5) repairs and maintenance; (6) supplies; (7) contract services and (8) royalties. In 2013, these categories represented 94% of the Aggregates business’ total direct production costs.

Fixed costs are expenses that do not vary based on production or sales volume. Management estimates that, under normal operating capacity, 40% of the Aggregates business’ cost of sales is fixed, another 30% is semi-fixed and 30% is variable in nature. However, in 2013, fixed costs were near 60% of total production costs, higher than the historic average. For this reason, the Corporation’s operating leverage can be substantial. Variable costs are expenses that fluctuate with the level of production volume. Production is the

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 66

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, diesel, supplies, repairs and freight costs also increase in connection with higher production volumes.

Generally, when the Corporation invests capital to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, can offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation. Further, due to the current economic environment, the Aggregates business has operated at a level significantly below capacity, thereby, restricting the Corporation’s ability to capitalize $50.7 million and $50.9 million of costs at December 31, 2013 and 2012, respectively, which could have been inventoried under normal operating conditions.

Diesel fuel, which averaged $2.98 per gallon in 2013 and $3.10 per gallon in 2012, represents the single largest component of energy costs for the Aggregates business. Changes in energy costs also affect the prices that the Corporation pays for supplies, including explosives, conveyor belting and tires. Further, the Corporation’s contracts of affreightment for shipping aggregates on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Corporation if the price of fuel moves beyond a contractual range.

The Corporation also consumes natural gas, coal and petroleum coke in the Specialty Products manufacturing process. During 2013, the Corporation’s average cost per MCF (thousand cubic feet) for natural gas increased 18% from 2012. Furthermore, the Corporation increased its coal consumption by 50% in 2013 due to the kiln capacity expansion. The Corporation has fixed price agreements for 50% of its 2014 coal needs.

The Corporation’s vertically-integrated operations require the intersegment use of products as raw materials. Liquid asphalt and cement are key raw materials in the production of hot mix asphalt and ready mix concrete, respectively. Fluctuations in prices for these raw materials directly affect the Corporation’s operating results.

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

Rising health care costs have affected total labor costs in recent years and are expected to continue to increase. Over the past ten years, national health care costs have increased 7% on average. The Corporation has experienced health care cost increases averaging 1% to 2% per year over the same period, driven in large part by favorable claims experience and design changes made to its health care plans, such as employee surcharges. In 2013, the Corporation’s health and welfare costs per employee increased 7%, driven primarily by claims experience and health care reform required by The Patient Protection and Affordable Care Act. For 2014, health and welfare costs are expected to increase 7% to 9% as the Corporation has chosen not to pass health care reform cost increases on to its employees.

A higher discount rate is expected to decrease the Corporation’s pension expense from $29.3 million in 2013 to $15.7 million in 2014 (see section Critical Accounting Policies and Estimates — Pension Expense — Selection of Assumptions on pages 78 through 80).

The impact of current inflation on the Corporation’s businesses has been less significant due to moderate inflation rates. Historically, the Corporation has achieved real pricing growth in periods of inflation based on its ability to increase its selling prices in a normal economic environment.

Consolidated selling, general and administrative costs increased $11.7 million in 2013 compared with 2012. The increase reflects incremental costs for the Corporation’s information systems upgrade that was successfully completed in October 2013, as well as costs incurred for productivity improvement initiatives. As a percentage of net sales, SG&A expenses declined 10 basis points to 7.7%.

Shortfalls in federal, state and local revenues may result in increases in income taxes and other taxes. Federal and state governments may also increase tax rates or eliminate deductions in response to the federal deficit. The Corporation derives a significant tax benefit from the federal depletion deduction (see section Critical Accounting Policies and Estimates — Estimated Effective Income Tax Rate on pages 80 through 83). Effective January 1, 2014, the State of North Carolina reduced its corporate tax rate from 6.9% to 6.0%.

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

Corporation’s long-haul distribution network. In 1994, the Corporation had 7 distribution yards. At December 31, 2013, the Corporation had 62 distribution yards. The Corporation’s rail network serves its Texas, Florida and Gulf Coast markets. The Corporation’s Bahamas and Nova Scotia locations transport materials via oceangoing ships. The Corporation is currently focusing a portion of its capital spending program on key distribution yards in the southeastern United States.

As the Corporation moves aggregates by rail and water, internal freight costs reduce profit margins when compared with aggregates moved by truck. Freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:

Option 1:

The customer supplies transportation.

Option 2:

The Corporation directly ships aggregates products from a production location to a customer by arranging for a third-party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are separately presented in the consolidated statements of earnings. Such revenues and costs for the Aggregates business were $192.8 million, $180.5 million and $175.5 million in 2013, 2012 and 2011, respectively.

Option 3:

The Corporation transports aggregates, either by rail or water, from a production location to a distribution yard at which the selling price includes the associated internal freight cost. These freight costs are included in the Aggregates business’ cost of sales and were $136.8 million, $134.6 million and $116.8 million for 2013, 2012 and 2011, respectively. Transportation costs from the distribution yard to the customer are accounted for as described above in options 1 or 2, as applicable.

For analytical purposes, the Corporation eliminates the effect of freight on margins with the second option. When the third option is used, margins as a percentage of net sales are negatively affected because the customer does not typically pay the Corporation a profit associated with the transportation component of the selling price. For example, a customer in a local market picks up aggregates by truck at the quarry and pays $10.00 per ton. Assuming a $2.50 gross profit per ton, the Corporation would recognize a 25% gross margin. However, if a customer purchased a ton of aggregates transported to a distribution yard by the Corporation via rail or water, the selling price may be $16.00 per ton, assuming a $6.00 cost of freight. With the same $2.50 gross profit per ton and no profit associated with the transportation component, the gross margin would be reduced to 15% as a result of the internal freight cost.

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates product line shipments in 2013 was 77% by truck, 18% by rail and 5% by water (see section Analysis of Aggregates Business Gross Margin on pages 54 and 55).

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

The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, meeting minimum tonnage requirements of shipping contracts, demurrage costs, fuel costs, ship availability and weather disruptions. The Corporation’s waterborne transportation is predominately via oceangoing vessels. The Corporation’s average shipping distances from its Bahamas and Nova Scotia locations are 600 miles and 1,200 miles, respectively. Due to the majority of the shipments going to Florida, the weighted-average shipping distances are approximately 30 percent less than these averages. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. If the Corporation fails to ship the annual minimum tonnages under the agreement, it must still pay the shipping company the contractually-stated minimum amount for that year. The Corporation did not incur any such charges in 2013; however, a charge is possible in 2014 if shipment volumes do not meet the contractually-stated minimums. The Corporation’s contracts of affreightment have varying expiration dates ranging from 2014 to 2017 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration or that terms will continue without significant increases.

Management expects the multiple transportation modes that have been developed with various rail carriers and deepwater ships will provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.

Internal Expansion and Integration of Acquisitions

The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable facilities at the Corporation’s quarrying operations. However, during the trough period of the construction cycle, the Corporation set a priority of preserving capital while maintaining safe, environmentally-sound operations. Capital spending in excess of depreciation expense in previous years has allowed the Corporation to reduce capital spending during the trough period of the construction cycle without compromising the Corporation’s commitment to safety, the environment, customer service and future growth. The Corporation has continued to opportunistically acquire land with long-term mineral reserves to expand its aggregates reserve base through the cyclical trough. As the Corporation returns to a more normalized operating environment, management expects to focus its capital spending program on expanding key operations.

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

A long-term capital focus for the Corporation, primarily in the midwestern United States due to the nature of its indigenous aggregates supply, is underground limestone aggregates mines, which provide a neighbor-friendly alternative to surface quarries. The Corporation operates 14 active underground mines, located primarily in the Mid-America Group, and is the largest operator of underground aggregates mines in the United States. Production costs are generally higher at underground mines than surface quarries since the depth of the aggregates deposits and the access to the reserves result in higher development, explosives and depreciation costs. However, these locations often possess transportation advantages that can lead to value-added, higher average selling prices than more distant surface quarries.

On average, the Corporation’s aggregates reserves exceed 60 years based on normalized production levels and 100 years at current production rates.

The Corporation has a successful history of business combinations and integration of these businesses into its heritage operations. The Corporation integrated three aggregates quarries in the Atlanta, Georgia, market, as well as a small operation in Iowa, into its disciplined cost structure during 2013.

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

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with National Ambient Air Quality Standards (“NAAQS”), a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or otherwise face fines or control by the EPA. Included as nonattainment areas are several major metropolitan areas in the Corporation’s markets, such as Houston/Brazoria/Galveston, Texas; Dallas/Fort Worth, Texas; Charlotte/Gastonia, North Carolina; Denver, Colorado; Boulder, Colorado; Fort Collins/Greeley/Loveland, Colorado; Council Bluffs, Iowa; Atlanta, Georgia; Macon, Georgia; Rock Hill, South Carolina; Indianapolis, Indiana; Muncie, Indiana and Crittenden County, Arkansas. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

The EPA includes the lime industry as a national enforcement priority under the Clean Air Act. As part of the industry-wide effort, the EPA issued notices of violation/ findings of violation (“NOVs”) to the Corporation in 2010 and 2011 regarding its compliance with the Clean Air Act’s New Source Review (“NSR”) program at its Specialty Products dolomitic lime manufacturing plant in Woodville, Ohio. The Corporation has been providing information to the EPA in response to these NOVs and has had several meetings with the EPA. The Corporation believes it is in substantial compliance with the NSR program. At this time, the Corporation cannot reasonably estimate what likely penalties or upgrades to equipment might ultimately be required. The Corporation believes that any costs related to any required upgrades to capital equipment will be spread over time and will not have a material

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 71

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

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

Environmental operating permits are, or may be, required for certain of the Corporation’s operations; such permits are subject to modification, renewal and revocation. New permits are generally required for opening new sites or for expansion at existing operations and can take several years to obtain. In the area of land use, rezoning and special purpose permits are increasingly difficult to obtain. Once a permit is issued, the location is required to generally operate in accordance with the approved site plan.

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

Specialty Products Segment

Through its Specialty Products segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications and dolomitic lime for use primarily in the steel industry. In 2013, 64% of Specialty Products’ net sales were attributable to chemicals products, 35% were attributable to lime and 1% was attributable to stone. Record net sales in 2013 reflected the kiln expansion in the dolomitic lime business, marketing initiatives in the chemicals business and solid pricing gains in key product lines.

In 2013, 81% of the lime produced was sold to third-party customers, while the remaining 19% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 72

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

sold to external customers are primarily used by the steel industry, and overall, 48% of Specialty Products’ 2013 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry. These trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. The dolomitic lime business runs most profitably at 70% or greater steel utilization; domestic capacity utilization averaged 77% in 2013. According to Moody’s Credit Outlook, steel production in 2014 is forecast to increase modestly over 2013 levels and average capacity utilization is expected to be between 75% and 80%.

Of Specialty Products’ 2013 total revenues, 11% came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates, increasing transportation costs or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the U.S. dollar is used as the functional currency in foreign transactions.

Given high fixed costs, low capacity utilization can negatively affect the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability.

All of Specialty Products’ hourly workforce belongs to a labor union. Union contracts cover hourly employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract for the Woodville plant expires in June 2014 and management does not expect significant difficulties in renewing the contract. The labor contract for the Manistee location expires in August 2015.

The Specialty Products’ operations are essentially running at capacity. Management expects future organic growth to result from increased pricing, rationalization of the current product portfolio and/or further cost reductions. In the current operating environment, any unplanned change in costs or customers introduces volatility to the earnings of the Specialty Products segment.

Current Market Environment and Related Risks

Management has considered the current economic environment and its potential impact to the Corporation’s business. Demand for aggregates products, particularly in the infrastructure construction market, has already been negatively affected by federal and state budget and deficit issues and the uncertainty over future highway funding levels beyond the September 2014 expiration of MAP-21. Further, delays or cancellations to capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain financing for construction projects or if consumer confidence continues to be eroded by economic uncertainty.

While a recessionary construction economy can increase collectibility risks related to receivables, lien rights and payment bonds posted by some of the Corporation’s customers help mitigate the risk of uncollectible accounts. The Corporation can experience a delay in payments from certain of its customers during the construction downturn, negatively affecting operating cash flows. Further, market performance and its impact on pension asset values may require increased cash contributions to the Corporation’s plans in subsequent years. A higher discount rate is expected to decrease the Corporation’s pension expense in 2014.

There is a risk of long-lived asset impairment at temporarily- idled locations. The timing of increased demand will determine when these locations are reopened. During the time that locations are temporarily idled, the locations’ plant and equipment continue to be depreciated. When appropriate, mobile equipment is transferred to and used at an open location. As the Corporation continues to have long-term access to the supply of aggregates reserves and useful lives of equipment are extended, these locations are not considered to be impaired while temporarily idled. When temporarily-idled locations are reopened, it is not uncommon for repair costs to temporarily increase.

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

in the valuation of deferred tax balances; adjustments to estimated taxes based upon the filing of the consolidated federal and individual state income tax returns; changes in available tax credits; changes in stock-based compensation; other changes in tax laws; and the interpretation of tax laws and/or administrative practices. The State of North Carolina reduced its corporate tax rate for years beginning January 1, 2014, which will positively impact the Corporation’s effective income tax rate.

Internal Control and Accounting and Reporting Risk

Management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2013. Furthermore, the Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2013. A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness. The Sarbanes-Oxley Act of 2002, and other related rules and regulations, have increased the scope, complexity and cost of corporate governance. Reports from the Public Company Accounting Oversight Board’s (“PCAOB”) inspections of public accounting firms continue to outline findings and recommendations which could require these firms to perform additional work as part of their financial statement audits. The Corporation’s efforts and costs to respond to these additional requirements and exposure to adverse findings by the PCAOB of the work performed may increase as to internal controls.

Accounting rulemaking, which may come in the form of updates to the Accounting Standards Codification and speeches by various rule-making bodies, has become increasingly complex and generally requires significant estimates and assumptions in its interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board and SEC (section Critical Accounting Policies and Estimates on pages 76 through 84).

The FASB and the International Accounting Standards Board continue to work on several joint projects designed to improve both accounting standards under United States generally accepted accounting principles (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”), and ultimately make these standards comparable. Through these projects, the boards intend to improve financial reporting information for investors while also aligning U.S. and international accounting standards. Proposed accounting changes are being issued one topic at a time and include revenue recognition and lease accounting. The Corporation has not evaluated the potential impact for all of the topics. The impact of these potential changes could be material to the Corporation’s consolidated financial statements.

The SEC has yet to make a decision whether to incorporate IFRS into the United States financial reporting system. To date, the SEC has received strong support for retaining U.S. GAAP as the statutory basis for U.S. financial reporting and for a gradual transition incorporating international accounting standards into U.S. GAAP.

For additional discussion on risks, see the Risk Factors section in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013.

2014 Outlook

Management is encouraged by positive trends in the Corporation’s business and markets — especially in employment and private-sector construction. Nonresidential construction is expected to reflect growth in both the heavy industrial and commercial sectors. Shale development and related follow-on public and private construction activities are anticipated to remain strong. Furthermore, the commercial building sector is expected to benefit from improved market fundamentals, such as higher occupancies and rents, strengthened property values and increased real estate lending. Based on these factors, management anticipates that the nonresidential end-use market will increase in the mid-to-high single digits. Residential construction should continue to grow, driven by historically

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 74

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

low mortgage rates and rising housing prices. For the first time since 2007, total annual housing starts are expected to exceed one million units in 2014. Management believes these trends will lead to double-digit volume growth in residential end-use shipments. For the public sector, authorized highway funding from MAP-21 should increase slightly compared with 2013. Additionally, state initiatives to finance infrastructure projects are expected to grow and continue to play a more critical role in public-sector activity. Based on these trends and expectations, management expects aggregates shipments to the infrastructure end-use market to increase slightly. Finally, the ChemRock/Rail end-use market is expected to have low single-digit growth compared with 2013.

Cumulatively, management anticipates aggregates product line shipments will be up 4% to 5% compared with 2013 levels. Management currently expects aggregates product line pricing will increase 3% to 5% for the full year compared with 2013. A variety of factors beyond the Corporation’s direct control may continue to exert pressure on volumes, and the forecasted pricing increase will not be uniform across the company.

Management expects production to increase and aggregates product line direct production cost per ton should decrease slightly compared with 2013.

Management expects its vertically-integrated businesses to generate between $385 million and $405 million of net sales and $40 million to $45 million of gross profit.

Net sales for the Specialty Products segment are expected to be between $225 million and $235 million, generating $85 million to $90 million of gross profit. Steel utilization and natural gas prices are two key factors for this segment.

SG&A expenses as a percentage of net sales are expected to decline compared with 2013, driven in part by $7.9 million of nonrecurring costs related primarily to the 2013 completion of the Corporation’s information systems upgrade, as well as lower pension costs.

Interest expense is expected to remain relatively flat compared with 2013. The Corporation’s estimated effective income tax rate is expected to approximate 29%, excluding discrete events. Capital expenditures are forecast at $155 million.

The Corporation’s 2014 outlook assumes the Corporation on a stand-alone basis and does not give effect to the potential impact of the proposed business combination with TXI. Pursuant to the terms of the merger agreement with TXI, the Corporation’s dividends will be limited to regular quarterly dividends of $0.40 per share until the earlier of the closing of the proposed business combination with TXI or the termination of the merger agreement, with declaration, record and payment dates consistent with past practice. Furthermore, under the terms of the merger agreement with TXI, repurchases of the Corporation’s common stock will be prohibited until the earlier of the closing of the proposed business combination with TXI or the termination of the merger agreement.

Risks To Outlook

The 2014 outlook includes management’s assessment of the likelihood of certain risk factors that will affect performance and does not reflect the impact that would arise from the proposed business combination with TXI. The Corporation’s future performance, including the 2014 outlook, could be affected by its proposed business combination with TXI. For additional information regarding the proposed business combination with TXI, including the risks and uncertainties related thereto, please see the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 (as may be amended from time to time) and other relevant materials that will be filed with the SEC when they become available.

The most significant risk to Corporation’s 2014 performance will be Congress’ actions and timing surrounding the expiration of MAP-21 in September and uncertainty over the funding mechanism for the Highway Trust Fund. Further, an additional government shutdown and the impact of The Patient Protection and Affordable Care Act may further erode consumer confidence, which may negatively impact investment in construction projects. While both MAP-21 and TIFIA credit assistance are excluded from federal budget sequester and the U.S. debt ceiling limit, the ultimate resolution of these issues may have a significant impact on the economy and, consequently, construction activity. Other risks related to the Corporation’s future performance include, but are not limited to, both price and volume and include a recurrence

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 75

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

of widespread decline in aggregates volume negatively affecting aggregates price; the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; a significant change in the funding patterns for traditional federal, state and/or local infrastructure projects; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases; a decline in nonresidential construction, a decline in energy-related drilling activity resulting from certain regulatory or economic factors, a slowdown in the residential construction recovery, or some combination thereof; and a continued reduction in ChemRock/Rail shipments resulting from reduced funding levels provided by the Agricultural Act of 2014 and declining coal traffic on the railroads. Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability. If these pressures negatively affect transportation budgets more than in the past, construction spending could be reduced. However, recent statistics indicate that state transportation budgets and tax revenues are increasing. The Specialty Products business essentially runs at capacity; therefore any unplanned changes in costs or realignment of customers introduce volatility to the earnings of this segment.

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

Risks to the 2014 outlook include shipment declines as a result of economic events beyond the Corporation’s control. In addition to the impact on nonresidential and residential construction, the Corporation is exposed to risk in its 2014 outlook from credit markets and the availability of and interest cost related to its debt.

The Corporation’s future performance is also exposed to risk from tax reform at the federal and state levels.

For a discussion of additional risks, see Forward-Looking Statements — Safe Harbor Provisions on pages 91 to 92.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 76

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Impairment Review of Goodwill

Goodwill is required to be tested at least annually for impairment. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 19% of the Corporation’s total assets at December 31, 2013, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and its results of operations. The Corporation performs its impairment evaluation as of October 1, which represents the ongoing annual evaluation date.

The Corporation’s reporting units, which represent the level at which goodwill is tested for impairment, are based on its geographic regions. The Corporation has no goodwill related to its Specialty Products segment. As of October 1, 2013, the reporting units for the Aggregates business were as follows:

•	Mid-Atlantic Division, which includes North Carolina, South Carolina, Maryland and Virginia;

•	Mideast Division, which includes Indiana, Kentucky, Ohio and West Virginia;

•	Midwest Division, which includes Iowa, Minnesota, eastern portion of Nebraska, North Dakota and Washington;

•	Southeast Division, which includes Alabama, Florida, Georgia, Mississippi, Tennessee and offshore operations in the Bahamas and Nova Scotia;

•	Midsouth Division, which includes Arkansas, Kansas, Louisiana and Missouri;

•	Rocky Mountain Division, which includes Colorado, western portion of Nebraska, Nevada, Utah and Wyoming; and

•	Southwest Division, which includes Oklahoma and Texas.

Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation. Effective January 1, 2013, the Corporation reorganized the operations and management reporting structure of its Aggregates business, thereby creating seven reporting units. This change was reflected in the Corporation’s 2013 evaluation. Disclosures for certain of the aforementioned reporting units are consolidated as reportable segments for financial reporting purposes as they meet the aggregation criteria.

Goodwill is allocated to each reporting unit based on the location of acquisitions and divestitures at the time of consummation. Goodwill is tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents Step 1 of a two-step approach. If the reporting unit’s fair value exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a Step 1 failure and leads to a Step 2 evaluation to determine the goodwill write off. If a Step 1 failure occurs, the excess of the carrying value over the fair value does not equal the amount of the goodwill write off. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible assets, other than goodwill, similar to the purchase price allocation performed for an acquisition of a business. The remaining unallocated fair value represents the implied fair value of the goodwill. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. When performing Step 2 and allocating a reporting unit’s fair value, assets having a higher fair value as compared to book value increase any possible write off of impaired goodwill.

The Corporation has the option of performing a qualitative assessment before calculating the fair values of its reporting units in Step 1. As part of the qualitative assessment, the Corporation considers, among other things, the following events and circumstances: macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business- or reporting unit-specific events. Based on the qualitative assessment, the Corporation determines whether it is “more likely than not” (i.e., a likelihood of more than 50%) that the reporting unit’s fair value is higher than its carrying amount. If the Corporation concludes that this is the case, the Corporation does not perform any further goodwill impairment testing for that reporting unit. Otherwise, it proceeds to Step 1 of its goodwill impairment analysis. This qualitative assessment is optional and the Corporation may bypass it for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. When the Corporation validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 77

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

For the 2013 annual impairment evaluation, the Corporation performed qualitative assessments of the Mid-Atlantic, Mideast, Midwest, Midsouth and Southwest reporting units. Based on the totality of relevant drivers of fair value and relevant facts and circumstances, the Corporation determined that it is more likely than not that the fair values of each of these reporting units exceed their respective carrying amounts. The Southwest reporting unit is most significant to the impairment evaluation with $211.9 million, or 34%, of the Corporation’s total goodwill at December 31, 2013 attributable to this reporting unit.

The Corporation performed a Step 1 analysis for its Southeast and Rocky Mountain reporting units. The fair values for these reporting units were calculated using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, a reporting unit-specific discount rate, and terminal growth rate of 3.5%. Using a discount rate of 11.5%, the 2013 fair value of the Southeast reporting unit exceeded its carrying value by 15%, or $78 million. For sensitivity purposes, a 100-basis-point increase in the discount rate would result in the Southeast reporting unit failing the Step 1 analysis. The Southeast reporting unit had $50.3 million of goodwill at October 1, 2013. Using a discount rate of 12.0%, the fair value of the Rocky Mountain reporting unit exceeded its carrying value by 67%, or $146 million, in 2013. The Rocky Mountain reporting unit had $26.9 million of goodwill at October 1, 2013.

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

Price, cost and volume changes, profitability, efficiency improvements, the discount rate and the terminal growth rate are significant assumptions in performing the impairment test. These assumptions are interdependent and have a significant impact on the results of the test.

Future profitability and capital requirements are, by their nature, estimates. The profitability estimates utilized in the evaluation were consistent with the five-year operating plan prepared by management and reviewed by the Board of Directors. The succeeding ten years of profitability were estimated using assumptions for price, cost and volume changes. Future price, cost and volume assumptions were based on current forecasts and market conditions. Capital requirements were estimated based on expected recapi-talization needs of the reporting unit.

A discount rate was calculated for each reporting unit and represents its weighted average cost of capital. The calculation of the discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, small-stock premium, company-specific premium, and borrowing rate.

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

Pension Expense-Selection of Assumptions

The Corporation sponsors noncontributory defined benefit retirement plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 27 through 32). Annual pension expense (inclusive of SERP expense) consists of several components:

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

•

Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2013, unrecognized actuarial loss and unrecognized prior service cost were $84.5 million and $1.6 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $84.5 million unrecognized actuarial loss consists of $34.9 million that is currently subject to amortization in 2014 and $49.6 million that is not subject to amortization in 2014. Assuming the December 31, 2013 projected benefit obligation and an average remaining service life of 9.0 years, $3.9 million of amortization of the actuarial loss will be a component of 2014 annual pension expense.

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

•

The expected long-term rate of return on pension fund assets is used to estimate future asset returns and should reflect the average rate of long-term earnings on assets already invested or to be invested to provide for the benefits included in the projected benefit obligation.

•	The mortality table represents published statistics on the expected lives of people.

Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation selected a hypothetical portfolio of Moody’s Aa bonds with maturities that mirror the benefit obligations to determine the discount rate. At December 31, 2013, the Corporation selected a discount rate assumption of 5.17%, a 93-basis-point increase over the prior-year assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption has the most significant impact on the annual pension expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase results in higher pension expense. The actual rate of increase in compensation levels in 2013 was lower than the assumed long-term rate of increase of 5.0%.

In 2013, the Corporation invested approximately 10% of its pension assets in alternative investment vehicles chosen, in part, to help mitigate the volatility of plan asset returns. Management’s selection of the expected long-term rate of return on pension fund assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets. Given that these returns are long-term, there are generally not significant fluctuations in the expected rate of return from year to year. Based on the currently projected returns on these assets, the Corporation selected an expected return on assets of 7.0%, consistent with the prior-year

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 79

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

rate. The following table presents the expected return on pension assets as compared with the actual return on pension assets:

(add 000)	Expected Return on Pension Assets	Actual Return on Pension Assets

2013	$26,660	$59,882
2012	$23,899	$37,308
2011	$24,493	$ 1,129

The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the consolidated statements of earnings. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which are amortized into annual pension expense as previously described.

The Corporation estimates the remaining lives of participants in the pension plans using the RP 2000 Mortality Table projected to 2020 with no phase-out improvements (“RP 2000 Mortality Table”). The Corporation uses the blue-collar table for its hourly workforce and the white-collar table for its salaried employees.

Assumptions are selected on December 31 to calculate the succeeding year’s expense. For the 2013 pension expense, assumptions selected at December 31, 2012 were as follows:

Discount rate	4.24%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	7.00%
Average remaining service period for participants	9.0 years
RP 2000 Mortality Table projected to 2015 with no phase-out improvements

Using these assumptions, 2013 pension expense was $29.3 million. A change in the assumptions would have had the following impact on 2013 expense:

•	A change of 25 basis points in the discount rate would have changed 2013 expense by approximately $2.1 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2013 expense by approximately $1.0 million.

For 2014 pension expense, assumptions selected at December 31, 2013 were as follows:

Discount rate	5.17%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	7.00%
Average remaining service period for participants	9.0 years
RP 2000 Mortality Table

Using these assumptions, 2014 pension expense is expected to be approximately $15.7 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2014 expected expense:

•	A change of 25 basis points in the discount rate would change the 2014 expected expense by approximately $2.1 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2014 expected expense by approximately $1.1 million.

The Corporation made pension plan contributions of $29.0 million in 2013 and $157.8 million for the five-year period ended December 31, 2013. Despite these contributions, the Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $52.1 million at December 31, 2013. The Corporation’s projected benefit obligation decreased $39.7 million from December 31, 2012 primarily due to the 93-basis-point increase in the discount rate assumption. The Corporation expects to make pension plan and SERP contributions of $20.7 million in 2014.

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

The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories, net operating loss carryforwards and tax credit carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. Deferred tax assets are carried on stock options that had exercise prices in excess of the closing price of the Corporation’s common stock at December 31, 2013. If these options expire without being exercised, the deferred tax assets are written off by reducing the pool of excess tax benefits to the extent available and expensing any excess. The deferred tax assets attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences depends on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2013, the Corporation had domestic net operating loss carryforwards of $122.0 million with varying expiration dates through 2033 and related deferred tax assets of $5.4 million. The Corporation established a reserve of $5.0 million for these deferred tax assets based on the uncertainty of generating future taxable income in the respective jurisdictions during the limited period that the net operating loss carryforwards and tax credit carryfor-

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 81

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

wards can be utilized under state statutes. Additionally, the Corporation had domestic tax credit carryforwards of $2.4 million, for which a valuation allowance of $0.9 million was recorded at December 31, 2013.

The Corporation’s estimated ETR reflects adjustments to financial reporting income for permanent differences, which are revenues or expenses that are recognized in determining either financial reporting income or taxable income, but not both. Permanent differences either increase or decrease income tax expense with no offset in deferred tax balances. An example of a material permanent difference that affects the Corporation’s estimated ETR is tax depletion in excess of basis for mineral reserves. For income tax purposes, the depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, changes in sales volumes and earnings may not proportionately affect the permanent depletion deduction included in the ETR. As a result, the Corporation may continue to claim tax depletion deductions exceeding the cost basis of the mineral reserves, whereas the depletion expense for financial reporting purposes ceases once the value of the mineral reserves is fully amortized. The continuing depletion for tax purposes is treated as a permanent difference. Another example of a permanent difference is goodwill established for financial reporting purposes from an acquisition of another company’s stock. This goodwill has no basis for income tax purposes. If the goodwill is subsequently written off as a result of divestitures or impairment losses, the financial reporting deduction is treated as a permanent difference.

Tax depletion in excess of book basis for mineral reserves is the single largest recurring permanent deduction for the Corporation in calculating taxable income. Therefore, a significant amount of the financial reporting risk related to the estimated ETR is based on this estimate. Estimates of the percentage depletion allowance are based on other accounting estimates such as profitability by tax unit, which compound the risk related to the estimated ETR. Further, the percentage depletion allowance may not increase or decrease proportionately to a change in pretax earnings. However, the impact of the depletion deduction on the effective tax rate is inversely affected by increases or decreases in pretax earnings. In 2013, tax depletion in excess of book basis positively affected the estimated effective income tax rate by 1,200 basis points.

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

For 2013, an overall estimated ETR of 26.8% was used to calculate the provision for income taxes, a portion of which was allocated to discontinued operations. The estimated ETR is sensitive given that changes in the rate can have a significant impact on annual earnings. A change of 100 basis points in the estimated ETR would affect 2013 income tax expense by $1.6 million.

All income tax filings are subject to examination by federal, state and local regulatory agencies, generally within three years of the filing date. The Corporation recognizes a tax benefit when it is more likely than not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The Corporation has established reserves of $11.8 million, excluding interest and correlative effects, for uncertain tax positions at December 31, 2013. The Corporation analyzes the reserves quarterly and, if necessary, makes adjustments based on changes in underlying facts and circumstances. The Corporation expects unrecognized tax benefits up to $6.5 million, excluding indirect benefits, may decrease during 2014

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 82

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

due to the expiration of the statute of limitations for the 2010 federal tax year and expected settlements with various taxing authorities. The Corporation’s open tax years that are subject to federal examination are 2010 to 2013. Further, certain state and foreign tax jurisdictions have open tax years from 2009 to 2013.

Property, Plant and Equipment

Property, plant and equipment represent 55% of total assets at December 31, 2013. Accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.

The Corporation evaluates aggregates reserves in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require an extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 71 and 72). The depth of overburden and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties, for quality control, calculating overburden volumes and for mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.

Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Corporation’s objectives are to ensure that the underlying deposit meets aggregates specifications and the total reserves on site are sufficient for mining and economically recoverable. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry. The number and depth of the holes are determined by the size of the site and the complexity of the site-specific geology. Some geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous.

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

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 83

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The generally accepted reserve categories for the aggregates industry and the designations the Corporation uses for reserve categories are summarized as follows:

Proven Reserves — These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is relatively homogeneous based on the drilling results and exploration data provided in U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs and/or electromagnetic, seismic or other surveys conducted by independent geotechnical engineering firms. The proven reserves that are recorded reflect reductions incurred as a result of quarrying that result from leaving ramps, safety benches, pillars (underground), and the fines (small particles) that will be generated during processing. Proven reserves are further reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines. The Corporation typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 40% due to the nature of the material. The assumed loss factor for underground operations is 35% due to pillars.

Probable Reserves — These reserves are inferred utilizing fewer drill holes and/or assumptions about the economically recoverable reserves based on local geology or drill results from adjacent properties.

The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 71 and 72).

Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach for the life of the proven and probable reserves.

The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. During 2013, depletion expense was $5.7 million.

The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Quarry development costs are classified as land improvements.

New pits may be developed at existing quarries in order to access additional reserves. When this occurs, management reviews the facts and circumstances of each situation in making a determination as to the appropriateness of capitalizing or expensing the related pre-production development costs. If the additional pit operates in a separate and distinct area of a quarry, the costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Further, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs.

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

Standard costs for the Aggregates business are updated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes. In periods in which production costs, in particular energy costs, and/or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 66 through 68).

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 84

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Cash Flows

Operating Activities

The Corporation’s primary source of liquidity during the past three years has been cash generated from its operating activities. Operating cash flow is substantially derived from consolidated net earnings, before deducting depreciation, depletion and amortization, and offset by working capital requirements. Cash provided by operations was $309.0 million in 2013, $222.7 million in 2012 and $259.1 million in 2011. The 2013 improvement is attributable to growth in earnings due in part to the absence of significant business development costs incurred during 2012 related to the proposed business combination with Vulcan Materials Company that was not consummated. The reduction in cash provided by operating activities in 2012 compared with 2011 is primarily due to a $38 million cash outlay for the aforementioned business development costs and $23 million in cash used to finance the net working capital requirements of the acquired businesses in Denver, Colorado.

Depreciation, depletion and amortization were as follows:

years ended December 31 (add 000)	2013	2012	2011

Depreciation	$162,638	$166,912	$166,225
Depletion	5,695	5,028	3,749
Amortization	5,428	5,271	3,433

Total	$173,761	$177,211	$173,407

Investing Activities

Net cash used for investing activities was $ 214.5 million in 2013, $143.2 million in 2012 and $238.9 million in 2011.

Capital spending by reportable segment, excluding acquisitions, was as follows:

years ended December 31 (add 000)	2013	2012	2011

Mid-America Group	$80,626	$46,861	$52,642
Southeast Group	18,444	22,594	29,531
West Group	44,986	38,808	44,867

Total Aggregates Business	144,056	108,263	127,040
Specialty Products	4,700	38,873	21,983
Corporate	6,477	3,887	6,340

Total	$155,233	$151,023	$155,363

Capital spending in 2013 for the Mid-America Group included a $14 million land purchase and $10 million for dragline improvements. In 2012, the Specialty Products business completed construction of a $53 million dolomitic lime kiln in Woodville, Ohio.

The Corporation paid $64.5 million, $0.2 million and $91.6 million for acquisitions in 2013, 2012 and 2011, respectively.

Proceeds from divestitures and sales of assets include the cash from the sales of surplus land and equipment and the divestitures of several Aggregates operations. These proceeds provided pretax cash of $8.6 million in 2013, $10.0 million in 2012 and $8.0 million in 2011.

In 2013 and 2012, the Corporation loaned $3.4 million and $2.0 million, respectively, to an unconsolidated affiliate.

Financing Activities

The Corporation used $77.4 million, $80.1 million and $64.5 million of cash for financing activities during 2013, 2012 and 2011, respectively.

Net repayments of long-term debt were $16.7 million in 2013 and $12.7 million in 2012. The Corporation had net borrowings of long-term debt of $24.6 million in 2011.

In 2013, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.60 per share. Total cash dividends were $74.2 million in 2013, $73.8 million in 2012 and $73.6 million in 2011. Under the merger agreement with TXI, dividends will be limited to regular quarterly dividends of $0.40 per share, with

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 85

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

declaration, record and payment dates consistent with past practice, until the earlier of the closing of the proposed business combination with TXI or the termination of the merger agreement.

Cash provided by issuances of common stock, which represents the exercises of stock options, was $11.7 million, $7.0 million and $1.5 million in 2013, 2012 and 2011, respectively.

Excess tax benefits from stock-based compensation transactions were $2.4 million in 2013 and $0.8 million in 2012.

In 2011, the Corporation purchased the remaining interest in an existing subsidiary for $10.4 million.

Capital Structure and Resources

Long-term debt, including current maturities, decreased from $1.048 billion at the end of 2012 to $1.031 billion at the end of 2013. The Corporation’s debt was principally in the form of publicly-issued long-term notes and debentures and $378.4 million of borrowings under variable-rate credit facilities at December 31, 2013.

The Corporation’s $100 million secured accounts receivable credit facility expired by its own terms on April 20, 2013.

On April 19, 2013, the Corporation, through a wholly-owned consolidated special purpose subsidiary, established a $150 million Trade Receivable Facility, a securitization facility with SunTrust Bank and certain other lenders that may become a party to the facility from time to time. The Trade Receivable Facility is backed by trade receivables originated by the Corporation, the balance of which was $234.1 million at December 31, 2013. The Corporation then sells these trade receivables to the wholly-owned consolidated special purpose subsidiary. Borrowings under the Trade Receivable Facility are limited to the lesser of the facility limit or of “eligible” receivables, as defined, and bear interest at a rate equal to the one-month London Interbank Offered Rate (“LIBOR”) plus 0.6%. The Corporation has the option to request an increase in the commitment amount by up to an additional $100 million in increments of no less than $25 million, subject to receipt of lender commitments for the increased amount. The Corporation has the intent and ability to refinance amounts outstanding when the Trade Receivable Facility matures on April 19, 2014.

On November 29, 2013, the Corporation modified its $600 million Credit Agreement to extend the maturity dates of both the Revolving Facility and Term Loan Facility to November 29, 2018. In connection with the modification, the Revolving Facility’s borrowing base remains $350 million. Additionally, the Corporation borrowed an additional $10.0 million on the Term Loan Facility, resulting in total borrowings of $250.0 million at December 31, 2013. The Term Loan Facility requires quarterly principal payments equal to 1.25% of the original principal balance for years 2014 and 2015 and 1.875% of the remaining principal balance during 2016, 2017 and 2018. Borrowings under the Credit Agreement bear interest, at the Corporation’s option, at rates based upon LIBOR or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid.

The Credit Agreement requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing twelve month period (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation, as a consequence of such specified acquisition, does not have its ratings on long-term unsecured debt fall below BBB by Standard & Poor’s or Baa2 by Moody’s and the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if no amounts are outstanding under both the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Corporation is a co-borrower, will be reduced for purposes of the covenant calculation by the Corporation’s unrestricted cash and cash equivalents in excess of $50 million, such reduction not to exceed $200 million.

The Ratio is calculated as total debt, including debt for which the Corporation is a co-borrower, divided by consolidated EBITDA, as defined, for the trailing twelve months. Consolidated EBITDA is generally defined as earnings before interest expense, income tax expense, and depreciation, depletion and amortization expense, all for continuing operations and attributable to Martin Marietta Materials Inc. Additionally, stock-based compensation expense is added back and interest income is deducted in the calculation of consolidated EBITDA. Certain other nonrecurring noncash items, if they occur, can affect the calculation of consolidated EBITDA.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 86

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

At December 31, 2013, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve month EBITDA was 2.67 times and was calculated as follows (dollars in thousands):

Twelve-Month Period January 1, 2013 to December 31, 2013

Net earnings from continuing operations attributable to Martin Marietta Materials Inc.	$122,086
Add back:
Interest expense	53,467
Income tax expense	43,913
Depreciation, depletion and amortization expense	168,673
Stock-based compensation expense	7,008
Deduct:
Interest income	(393)

Consolidated EBITDA, as defined	$394,754

Consolidated debt, including debt for which the Corporation is a co-borrower, at December 31, 2013	$1,053,289

Consolidated debt-to-consolidated EBITDA, as defined, at December 31, 2013 for trailing twelve-month EBITDA	2.67 x

The Trade Receivable Facility contains a cross-default provision to the Corporation’s other debt agreements. In the event of a default on the Ratio, the lenders can terminate the Credit Agreement and Trade Receivable Facility and declare any outstanding balances as immediately due.

Total equity increased from $1.450 billion at December 31, 2012 to $1.574 billion at December 31, 2013. At December 31, 2013, the Corporation had an accumulated other comprehensive loss of $44.1 million, resulting from unrecognized actuarial losses and prior service costs related to pension and postretirement benefits, foreign currency translation gains and the unamortized loss on terminated forward starting interest rate swap agreements. Total equity at December 31, 2013 also included $37.0 million of noncontrolling interests.

The Corporation may repurchase shares of its common stock through open-market purchases pursuant to authority granted by its Board of Directors or through private transactions at such prices and upon such terms as the Chief Executive Officer deems appropriate. During 2013, the Corporation did not repurchase any shares of common stock. At December 31, 2013, 5.0 million shares of common stock were remaining under the Corporation’s repurchase authorization. Under the merger agreement with TXI, repurchases of the Corporation’s common stock will be prohibited until the earlier of the closing of the proposed business combination with TXI or the termination of the merger agreement.

At December 31, 2013, the Corporation had $42.4 million in cash and short-term investments that are considered cash equivalents. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowing facilities. The Corporation utilizes excess cash to either pay-down short-term borrowings or invest in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Corporation’s investments in bank funds generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100 million to be maintained at any one bank. The reduction of short-term borrowings may increase interest expense based on currently favorable short-term interest rates.

Cash on hand, along with the Corporation’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. Borrowings under the Credit Agreement are unsecured and may be used for general corporate purposes. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions (see section Current Market Environment and Related Risks on pages

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 87

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

73 and 74). At December 31, 2013, the Corporation had $347.5 million of unused borrowing capacity under its Revolving Facility and $20.0 million of available borrowings under its Trade Receivable Facility, subject to complying with the related leverage covenant. The Revolving Facility expires on November 29, 2018 and the Trade Receivable Facility matures on April 19, 2014.

The Corporation may be required to obtain financing in order to fund certain strategic acquisitions, if any such opportunities arise, or to refinance outstanding debt. Any strategic acquisition of size would likely require an appropriate balance of newly-issued equity with debt in order to maintain a composite investment-grade credit rating. Furthermore, the Corporation is exposed to credit markets, through the interest cost related to its variable-rate debt, which includes borrowings under its Revolving Facility, Term Loan Facility and Trade Receivable Facility. The Corporation is currently rated by three credit rating agencies; two of those agencies’ credit ratings are investment-grade level and the third agency’s credit rating is one level below investment-grade. The Corporation’s composite credit rating remains at investment-grade level, which facilitates obtaining financing at lower rates than noninvestment-grade ratings. As a result of the Corporation’s proposed business combination with TXI, two of its credit rating agencies placed the Corporation’s credit ratings under review for possible downgrade. While management believes its composite credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at current levels, particularly if any opportunities arise to consummate strategic acquisitions.

Contractual and Off Balance Sheet Obligations

Postretirement medical benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. At December 31, 2013, the Corporation’s recorded benefit obligation related to these benefits totaled $27.4 million.

The Corporation has other retirement benefits related to the qualified pension plan and the SERP. At December 31, 2013, the qualified pension plan is underfunded by $41.7 million. Inclusive of required amounts, the Corporation estimates that it will make contributions of $20.7 million in 2014. Any contributions beyond 2014 are currently undeterminable and will depend on the investment return on the related pension assets. However, management’s practice is to fund at least the normal service cost annually. At December 31, 2013, the Corporation had a total obligation of $10.3 million related to the SERP.

At December 31, 2013, the Corporation had $11.8 million of reserves for uncertain tax positions. Such accruals may become payable if the tax positions are not sustained upon examination by a taxing authority.

In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. At December 31, 2013, the Corporation had $10.3 million in capital lease obligations. Amounts due for operating leases and royalty agreements are expensed in the period incurred. Management anticipates that, in the ordinary course of business, the Corporation will enter into additional royalty agreements for land and mineral reserves during 2014.

The Corporation has purchase commitments for property, plant and equipment of $34.1 million as of December 31, 2013. The Corporation also has other purchase obligations related to energy and service contracts which totaled $37.3 million as of December 31, 2013.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 88

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

The Corporation’s contractual commitments as of December 31, 2013 are as follows:

(add 000)	Total	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years

ON BALANCE SHEET:
Long-term debt	$1,030,921	$12,403	$30,997	$634,633	$352,888
Postretirement benefits	27,352	1,970	5,365	5,154	14,863
Qualified pension plan contributions[1]	20,715	20,715	—	—	—
SERP	10,326	56	1,740	2,530	6,000
Uncertain tax positions	11,826	6,447	5,379	—	—
Capital leases	10,314	1,089	2,770	3,083	3,372
Other commitments	691	64	128	128	371
OFF BALANCE SHEET:
Interest on noncallable publicly-tradedlong-term debt	526,217	42,925	85,850	72,650	324,792
Operating leases[2]	249,196	60,647	78,669	36,114	73,766
Royalty agreements[2]	94,187	12,603	18,866	16,552	46,166
Purchase commitments — capital	34,135	25,523	1,600	1,600	5,412
Other commitments — energy and services	37,309	21,071	4,141	3,846	8,251

Total	$2,053,189	$205,513	$235,505	$776,290	$835,881

1	Qualified pension plan contributions beyond 2014 are not determinable at this time

2	Represents future minimum payments

Notes A, G, I, J, L and N to the audited consolidated financial statements on pages 14 through 20; 22 and 23; 24 through 27; 27 through 32; 34; and 35 through 37, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.

Contingent Liabilities and Commitments

The Corporation has a $10 million short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2013.

The Corporation has entered into standby letter of credit agreements relating to certain insurance claims, utilities and property improvements. At December 31, 2013, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $16.4 million, of which $2.5 million were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s balance sheet.

In the normal course of business at December 31, 2013, the Corporation was contingently liable for $322.9 million in surety bonds underwritten by Safeco Corporation, a subsidiary of Liberty Mutual Group, which guarantee its own performance and are required by certain states and municipalities and their related agencies. Certain of the bonds guaranteeing performance of obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s balance sheet. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits. Five of these bonds total $72.7 million, or 23% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

The Corporation is a co-borrower with an unconsolidated affiliate for a $24.0 million revolving line of credit agreement with Fifth Third Bank. The line of credit expires in August 2015. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from this agreement. The Corporation holds a lien on the affiliate’s membership interest in a joint venture as collateral for payment under the revolving line of credit.

In 2013, the Corporation loaned $3.4 million to this affiliate due May 2016. The Corporation holds a lien on the affiliate’s property as collateral for payment under the loan and security agreement. Prior to 2013, the Corporation loaned the unconsolidated affiliate $6.0 million as an interest-only note.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 89

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

Quantitative and Qualitative Disclosures about Market Risk

As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see section Business Environment on pages 55 through 76).

Management has considered the current economic environment and its potential impact to the Corporation’s business. Demand for aggregates products, particularly in the infrastructure construction market, has already been negatively affected by federal and state budget and deficit issues and the uncertainty over future highway funding levels beyond the September 2014 expiration of MAP-21. Further, delays or cancellations to capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain financing for construction projects or if consumer confidence continues to be eroded by economic uncertainty. Demand in the residential construction market is affected by interest rates. During 2013, the Federal Reserve kept the federal funds rate near zero percent, unchanged since 2008. The residential construction market accounted for 14% of the Corporation’s aggregates product line shipments in 2013.

Aside from these inherent risks from within its operations, the Corporation’s earnings are also affected by changes in short-term interest rates. However, rising interest rates are not necessarily predictive of weaker operating results. In fact, since 2007, the Corporation’s profitability increased when interest rates rose, based on the last twelve months quarterly historical net income regression versus a 10-year U.S. government bond. In essence, the Corporation’s underlying business generally serves as a natural hedge to rising interest rates.

Changes in short-term interest rates affect the Corporation’s temporary cash investments, including money market funds, money market demand deposit accounts and Eurodollar time deposit accounts, any outstanding variable-rate facility borrowings and defined benefit pension plans. As 2014 pension expense is based on assumptions selected at December 31, 2013, interest rate risk in 2014 will be limited to the potential effect of variable-rate borrowings.

Additionally, the Corporation’s earnings are affected by energy sector inflation. The Corporation has no material counterparty risk or foreign currency risk.

Variable-Rate Borrowing Facilities

The Corporation has a $600 million Credit Agreement, comprised of a $350 million Revolving Facility and $250 million Term Loan Facility, and a $150 million Trade Receivable Facility. Borrowings under these facilities bear interest at variable interest rates. A hypothetical 100-basis-point increase in interest rates on borrowings of $378.4 million, which was the collective outstanding balance at December 31, 2013, would increase interest expense by $3.8 million on an annual basis. The reduction of short-term borrowings may increase interest expense based on currently favorable short-term interest rates.

Pension Expense

The Corporation’s results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates — Pension Expense — Selection of Assumptions on pages 78 through 80.

Energy Costs

Energy costs, including diesel fuel, natural gas, coal and liquid asphalt, represent significant production costs of the Corporation. The Corporation does not hedge its diesel fuel price risk. The Specialty Products business has fixed price agreements covering half of its 2014 coal requirements. A hypothetical 10% change in the Corporation’s energy prices in 2014 as compared with 2014, assuming constant volumes, would change 2014 pretax earnings by $19.9 million.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 90

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

Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this Annual Report include, but are not limited to, Congress’ actions and timing surrounding the September 2014 expiration of MAP-21 and uncertainty over the funding mechanism for the Highway Trust Fund; the performance of the United States economy and the resolution and impact of the debt ceiling and sequestration issues; widespread decline in aggregates pricing; the termination, capping and/or reduction of federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, most particularly in North Carolina, one of the Corporation’s largest and most profitable states, and Texas, Iowa, Colorado and Georgia, which when coupled with North Carolina, represented 59% of 2013 net sales of the Aggregates business; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets the Corporation serves; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in energy-related drilling activity; a slowdown in residential construction recovery; a reduction of ChemRock/Rail shipments due to a decline in funding under the Agricultural Act of 2014, the domestic farm bill; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by the Corporation; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires, conveyor belts, and with respect to the Specialty Products segment, natural gas; continued increases in the cost of other repair and supply parts; transportation availability, notably the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by the Corporation’s dolomitic lime products; inflation and its effect on both production and interest costs; reduction of the Corporation’s composite credit rating to noninvestment-grade resulting from strategic acquisitions; ability to

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 91

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (CONTINUED)

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

In connection with the proposed business combination with TXI, the Corporation and TXI intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 that will include a joint proxy statement of the Corporation and TXI and that will also constitute a prospectus of the Corporation relating to the proposed transaction. The Corporation encourages investors and securityholders to read the joint proxy statement/prospectus and any other relevant documents when they become available as they contain important information about the Corporation, TXI and the proposed business combination with TXI.

For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s SEC filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 40 through 92 of the 2013 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 14 through 20 and 35 through 37, respectively, of the audited consolidated financial statements included in the 2013 Annual Report.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 92

QUARTERLY PERFORMANCE

(unaudited)

(add 000, except per share and stock prices)

	Total Revenues[1]		Net Sales[1]		Gross Profit[1]		Consolidated Net Earnings (Loss)		Net Earnings (Loss) Attributable to Martin Marietta Materials, Inc.

Quarter	2013	2012	2013	2012	2013	2012	2013[3]	2012[4,5,6,7]	2013[3]	2012[4,5,6,7]

First	$383,908	$393,289	$344,058	$349,848	$12,821	$24,054	$(29,329)	$(37,673)	$(27,839)	$(36,732)
Second	561,327	544,086	507,333	489,588	106,997	102,336	41,567	37,808	41,308	36,751
Third	665,320	592,267	600,457	537,507	143,108	124,021	72,038	63,669	71,836	62,922
Fourth	544,996	502,259	491,370	456,014	101,031	76,723	35,156	21,723	36,032	21,533

Totals	$2,155,551	$2,031,901	$1,943,218	$1,832,957	$363,957	$327,134	$119,432	$85,527	$121,337	$84,474

				Per Common Share

							Stock Prices
	Basic Earnings (Loss)[2]		Diluted Earnings (Loss)[2]		Dividends Paid		High	Low	High	Low

Quarter	2013[3]	2012[4,5,6,7]	2013[3]	2012[4,5,6,7]	2013	2012	2013		2012

First	$(0.61)	$(0.81)	$(0.61)	$(0.81)	$0.40	$0.40	$106.57	$93.99	$90.57	$74.05
Second	0.89	0.80	0.89	0.80	0.40	0.40	$113.65	$93.03	$86.09	$63.64
Third	1.55	1.36	1.54	1.36	0.40	0.40	$106.98	$94.25	$93.71	$71.93
Fourth	0.78	0.47	0.77	0.46	0.40	0.40	$106.48	$94.01	$95.93	$80.42

Totals	$2.62	$1.83	$2.61	$1.83	$1.60	$1.60

[1]	Amounts may not equal amounts previously reported in the Corporation’s Forms 10-Q, as amounts have been recast to reflect discontinued operations.

[2]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[3]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2013 were decreased by $2.3 million, or $0.05 per basic and diluted share, for the increase in insurance reserves in the ordinary course of business and increased by $1.4 million, or $0.03 per basic and diluted share, for the reversal into income for the expiration of the statute of limitations for the 2009 tax year.

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

[7]

Consolidated net earnings, net earnings attributable to Martin Marietta Materials, Inc. and basic and diluted earnings per common share in the fourth quarter of 2012 were decreased by $2.3 million, or $0.05 per basic and diluted share, for early retirement.

At February 14, 2014, there were 680 shareholders of record.

The following presents total revenues, net sales, net loss and loss per diluted share attributable to discontinued operations:

(add 000, except per share)	Total Revenues[1]		Net Sales[1]		Net (Loss) Earnings[1]		(Loss) Earnings per Diluted Share[1,2]

Quarter	2013	2012	2013	2012	2013	2012	2013	2012

First	$1,102	$652	$1,061	$333	$(234)	$(545)	$0.00	$(0.02)
Second	1,385	1,669	1,385	1,936	75	56	0.00	0.00
Third	649	1,653	649	1,653	(293)	(410)	(0.01)	(0.01)
Fourth	16	1,877	16	1,897	(297)	(273)	(0.01)	0.00

Totals	$3,152	$5,851	$3,111	$5,819	$(749)	$(1,172)	$(0.02)	$(0.03)

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 93

FIVE YEAR SELECTED FINANCIAL DATA

(add 000, except per share)

	2013	2012	2011	2010	2009

Consolidated Operating Results[1]
Net sales	$1,943,218	$1,832,957	$1,519,754	$1,475,638	$1,419,604
Freight and delivery revenues	212,333	198,944	193,862	177,168	153,648

Total revenues	2,155,551	2,031,901	1,713,616	1,652,806	1,573,252

Cost of sales	1,579,261	1,505,823	1,217,752	1,153,987	1,088,091
Freight and delivery costs	212,333	198,944	193,862	177,168	153,648

Total cost of revenues	1,791,594	1,704,767	1,411,614	1,331,155	1,241,739

Gross Profit	363,957	327,134	302,002	321,651	331,513
Selling, general and administrative expenses	150,091	138,398	124,138	130,422	135,881
Business development costs	671	35,140	18,575	1,220	2,199
Other operating (income) and expenses, net	(4,793)	(2,574)	(1,720)	(8,298)	10,586

Earnings from Operations	217,988	156,170	161,009	198,307	182,847
Interest expense	53,467	53,339	58,586	68,440	73,455
Other nonoperating expenses and (income), net	295	(1,299)	1,834	198	(1,165)

Earnings from continuing operations before taxes on income	164,226	104,130	100,589	129,669	110,557
Taxes on income	44,045	17,431	21,003	30,913	25,981

Earnings from Continuing Operations	120,181	86,699	79,586	98,756	84,576
Discontinued operations, net of taxes	(749)	(1,172)	3,987	(92)	3,588

Consolidated net earnings	119,432	85,527	83,573	98,664	88,164
Less: Net (loss) earnings attributable to noncontrolling interests	(1,905)	1,053	1,194	1,652	2,705

Net Earnings Attributable to Martin Marietta Materials, Inc.	$121,337	$84,474	$82,379	$97,012	$85,459

Basic Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (see Note A):
Earnings from continuing operations attributable to common shareholders[1]	$2.64	$1.86	$1.70	$2.11	$1.84
Discontinued operations attributable to common shareholders[1]	(0.02)	(0.03)	0.09	—	0.08

Basic Earnings Per Common Share	$2.62	$1.83	$1.79	$2.11	$1.92

Diluted Earnings Attributable to Martin Marietta Materials, Inc. Per Common Share (see Note A):
Earnings from continuing operations attributable to common shareholders[1]	$2.63	$1.86	$1.69	$2.10	$1.83
Discontinued operations attributable to common shareholders[1]	(0.02)	(0.03)	0.09	—	0.08

Diluted Earnings Per Common Share	$2.61	$1.83	$1.78	$2.10	$1.91

Cash Dividends Per Common Share	$1.60	$1.60	$1.60	$1.60	$1.60

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$74,821	$77,716	$80,674	$83,380	$60,303
Current assets — other	680,545	622,685	577,176	612,831	796,557
Property, plant and equipment, net	1,799,241	1,753,241	1,774,291	1,687,830	1,692,905
Goodwill	616,621	616,204	616,671	626,527	624,224
Other intangibles, net	48,591	50,433	54,133	17,548	12,469
Other noncurrent assets	40,007	40,647	44,877	46,627	52,825

Total Assets	$3,259,826	$3,160,926	$3,147,822	$3,074,743	$3,239,283

Current liabilities — other	$198,146	$167,659	$166,530	$136,779	$147,434
Current maturities of long-term debt and short-term facilities	12,403	5,676	7,182	248,714	226,119
Long-term debt	1,018,518	1,042,183	1,052,902	782,045	1,023,492
Pension, postretirement and post employment benefits, noncurrent	78,489	183,122	158,101	127,671	160,354
Noncurrent deferred income taxes	279,999	225,592	222,064	228,698	195,946
Other noncurrent liabilities	97,352	86,395	92,179	82,577	79,527
Shareholders’ equity	1,537,877	1,410,545	1,409,321	1,425,440	1,365,240
Noncontrolling interests	37,042	39,754	39,543	42,819	41,171

Total Liabilities and Equity	$3,259,826	$3,160,926	$3,147,822	$3,074,743	$3,239,283

[1]	Amounts may not equal amounts reported in the Corporation’s prior years’ Forms 10-K, as amounts have been recast to reflect discontinued operations.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 94

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P 500 Materials Index.

COMPARISON OF CUMULATIVE TOTAL RETURN[1]

MARTIN MARIETTA MATERIALS, INC., S&P 500 AND S&P 500 MATERIALS

Martin Marietta Materials, Inc.
S&P 500 Index
S&P 500 Materials Index
$250
$200
$150
$100
$ 50
2008
2009
2010
2011
2012
2013

Cumulative Total Return1

(as of December 31)

	2008	2009	2010	2011	2012	2013
Martin Marietta Materials, Inc.	$100.00	$93.75	$98.39	$82.15	$104.45	$112.49
S&P 500 Index	$100.00	$125.92	$144.58	$147.60	$171.04	$225.85
S&P 500 Materials Index	$100.00	$147.86	$180.11	$162.74	$186.85	$234.01

[1]	Assumes that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.

Martin Marietta Materials, Inc. and Consolidated Subsidiaries        page 95