Form 10-K, Exhibit 13
period 2014-12-31
MARTIN MARIETTA MATERIALS INC
filed 2015-02-24
CIK 916076

Exhibit 13.01

STATEMENT OF FINANCIAL RESPONSIBILITY AND REPORT OF MANAGEMENT

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Martin Marietta Materials, Inc., is responsible for the consolidated financial statements, the related financial information contained in this 2014 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta Materials, Inc., at December 31, 2014 and 2013, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2014, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, that assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, accountability for assets is maintained and financial statements are prepared and presented fairly in accordance with accounting principles generally accepted in the United States. Internal control systems over financial reporting have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. As permitted by the Securities and Exchange Commission, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls over certain assets and the net sales of the acquired cement and ready mixed concrete operations, which are included in the 2014 consolidated financial statements and constituted 18% of consolidated total assets and 17% of consolidated net sales as of and for the year ended December 31, 2014.

The Corporation operates in an environment that establishes an appropriate system of internal control over financial reporting and ensures that the system is maintained, assessed and monitored on a periodic basis. This internal control system includes examinations by internal audit staff and oversight by the Audit Committee of the Board of Directors.

The Corporation’s management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements that document the Corporation’s business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the Code of Ethical Business Conduct booklet and through ongoing education and review programs designed to create a strong commitment to ethical business practices.

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

Management of Martin Marietta Materials, Inc., assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on management’s assessment under the framework in Internal Control – Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2014.

The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

C. Howard Nye	Anne H. Lloyd
Chairman, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2015

Martin Marietta  |  Page 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility and Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Statement of Financial Responsibility and Report of Management on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls over certain assets and the net sales of the acquired cement and ready mixed concrete operations, which are included in the 2014 consolidated financial statements of Martin Marietta Materials, Inc. and constituted 18% of consolidated total assets and 17% of consolidated net sales as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of Martin Marietta Materials, Inc. also did not include an evaluation of the internal control over financial reporting over these assets and net sales.

In our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2014 and 2013, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2014, of Martin Marietta Materials, Inc., and our report dated February 24, 2015 expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 24, 2015

Martin Marietta  |  Page 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2015 expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 24, 2015

Martin Marietta  |  Page 10

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2014	2013	2012
Net Sales	$2,679,095	$1,943,218	$1,832,957
Freight and delivery revenues	278,856	212,333	198,944
Total revenues	2,957,951	2,155,551	2,031,901
Cost of sales	2,156,735	1,579,261	1,505,823
Freight and delivery costs	278,856	212,333	198,944
Total cost of revenues	2,435,591	1,791,594	1,704,767
Gross Profit	522,360	363,957	327,134
Selling, general and administrative expenses	169,245	150,091	138,398
Acquisition-related expenses, net	42,891	671	35,140
Other operating income, net	(4,649)	(4,793)	(2,574)
Earnings from Operations	314,873	217,988	156,170
Interest expense	66,057	53,467	53,339
Other nonoperating (income) and expenses, net	(362)	295	(1,299)
Earnings from continuing operations before taxes on income	249,178	164,226	104,130
Taxes on income	94,847	44,045	17,431
Earnings from Continuing Operations	154,331	120,181	86,699
Loss on discontinued operations, net of related tax benefit of $40, $417 and $801, respectively	(37)	(749)	(1,172)
Consolidated net earnings	154,294	119,432	85,527
Less: Net (loss) earnings attributable to noncontrolling interests	(1,307)	(1,905)	1,053
Net Earnings Attributable to Martin Marietta	$155,601	$121,337	$84,474

Net Earnings (Loss) Attributable to Martin Marietta
Earnings from continuing operations	$155,638	$122,086	$85,646
Discontinued operations	(37)	(749)	(1,172)
	$155,601	$121,337	$84,474

Net Earnings (Loss) Attributable to Martin Marietta Per Common Share (see Note A)
– Basic from continuing operations attributable to common shareholders	$2.73	$2.64	$1.86
– Discontinued operations attributable to common shareholders	–	(0.02)	(0.03)
	$2.73	$2.62	$1.83
– Diluted from continuing operations attributable to common shareholders	$2.71	$2.63	$1.86
– Discontinued operations attributable to common shareholders	–	(0.02)	(0.03)
	$2.71	$2.61	$1.83

Weighted-Average Common Shares Outstanding
– Basic	56,854	46,164	45,828
– Diluted	57,088	46,285	45,970

The notes on pages 16 through 42 are an integral part of these financial statements.

Martin Marietta  |  Page 11

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS for years ended December 31

(add 000)	2014	2013	2012
Consolidated Net Earnings	$154,294	$119,432	$85,527
Other comprehensive earnings (loss), net of tax:

Defined benefit pension and postretirement plans:
Net (loss) gain arising during period, net of tax of $(39,752), $36,294 and $(19,724), respectively	(62,767)	55,472	(30,147)
Amortization of prior service credit, net of tax of $(1,108), $(1,111) and $(1,103), respectively	(1,702)	(1,696)	(1,686)
Amortization of actuarial loss, net of tax of $1,490, $6,211 and $4,799, respectively	2,289	9,493	7,335
Amount recognized in net periodic pension cost due to settlement, net of tax of $289 and $308 in 2013 and 2012, respectively	–	440	471
	(62,180)	63,709	(24,027)

Foreign currency translation (loss) gain	(624)	(2,255)	1,081

Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $470, $438 and $409, respectively	718	670	625
	(62,086)	62,124	(22,321)
Consolidated comprehensive earnings	92,208	181,556	63,206
Less: Comprehensive (loss) earnings attributable to noncontrolling interests	(1,348)	(1,836)	1,011
Comprehensive Earnings Attributable to Martin Marietta	$93,556	$183,392	$62,195

The notes on pages 16 through 42 are an integral part of these financial statements.

Martin Marietta  |  Page 12

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2014	2013
Current Assets:
Cash and cash equivalents	$108,651	$42,437
Accounts receivable, net	421,001	245,421
Inventories, net	484,919	347,307
Current deferred income tax benefits	244,638	74,821
Other current assets	29,607	45,380
Total Current Assets	1,288,816	755,366

Property, plant and equipment, net	3,402,770	1,799,241
Goodwill	2,068,799	616,621
Operating permits, net	499,487	17,041
Other intangibles, net	95,718	31,550
Other noncurrent assets	108,802	40,007
Total Assets	$7,464,392	$3,259,826

Liabilities and Equity (add 000, except parenthetical share data)
Current Liabilities:
Bank overdraft	$183	$2,556
Accounts payable	202,476	103,600
Accrued salaries, benefits and payroll taxes	36,576	18,114
Pension and postretirement benefits	6,953	2,026
Accrued insurance and other taxes	58,356	29,103
Current maturities of long-term debt and short-term facilities	14,336	12,403
Other current liabilities	77,768	42,747
Total Current Liabilities	396,648	210,549

Long-term debt	1,571,059	1,018,518
Pension, postretirement and postemployment benefits	249,333	78,489
Noncurrent deferred income taxes	734,583	279,999
Other noncurrent liabilities	160,021	97,352
Total Liabilities	3,111,644	1,684,907

Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 67,293,000 and 46,261,000 shares outstanding at December 31, 2014 and 2013, respectively)	671	461
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	–	–
Additional paid-in capital	3,243,619	432,792
Accumulated other comprehensive loss	(106,159)	(44,114)
Retained earnings	1,213,035	1,148,738
Total Shareholders’ Equity	4,351,166	1,537,877
Noncontrolling interests	1,582	37,042
Total Equity	4,352,748	1,574,919
Total Liabilities and Equity	$7,464,392	$3,259,826

The notes on pages 16 through 42 are an integral part of these financial statements.

Martin Marietta  |  Page 13

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2014	2013	2012
Cash Flows from Operating Activities:
Consolidated net earnings	$154,294	$119,432	$85,527
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	222,746	173,761	177,211
Stock-based compensation expense	8,993	7,008	7,781
Gains on divestitures and sales of assets	(52,297)	(2,265)	(956)
Deferred income taxes	50,292	24,113	13,929
Excess tax benefits from stock-based compensation transactions	(2,508)	(2,368)	(777)
Other items, net	4,795	(429)	2,073
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(16,650)	(22,523)	(20,302)
Inventories, net	(12,020)	(11,639)	(9,640)
Accounts payable	5,303	20,063	(8,673)
Other assets and liabilities, net	18,710	3,798	(23,484)
Net Cash Provided by Operating Activities	381,658	308,951	222,689

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(232,183)	(155,233)	(151,023)
Acquisitions, net	(189)	(64,478)	(160)
Cash received in acquisition	59,887	–	–
Proceeds from divestitures and sales of assets	121,985	8,564	9,973
Payment of railcar construction advances	(14,513)	–	–
Reimbursement of railcar construction advances	14,513	–	–
Repayments from affiliate	1,175	–	–
Loan to affiliate	–	(3,402)	(2,000)
Net Cash Used for Investing Activities	(49,325)	(214,549)	(143,210)

Cash Flows from Financing Activities:
Borrowings of long-term debt	868,762	604,417	181,000
Repayments of long-term debt	(1,057,289)	(621,142)	(193,655)
Debt issuance costs	(2,782)	(2,148)	(621)
Change in bank overdraft	(2,373)	2,556	–
Payments on capital lease obligations	(3,075)	(28)	–
Dividends paid	(91,304)	(74,197)	(73,767)
Distributions to owners of noncontrolling interests	(800)	(876)	(800)
Purchase of remaining interest in existing subsidiaries	(19,480)	–	–
Issuances of common stock	39,714	11,691	6,959
Excess tax benefits from stock-based compensation transactions	2,508	2,368	777
Net Cash Used for Financing Activities	(266,119)	(77,359)	(80,107)
Net Increase (Decrease) in Cash and Cash Equivalents	66,214	17,043	(628)
Cash and Cash Equivalents, beginning of year	42,437	25,394	26,022

Cash and Cash Equivalents, end of year	$108,651	$42,437	$25,394

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$81,304	$52,034	$53,039
Cash paid for income taxes	$15,955	$23,491	$12,826

The notes on pages 16 through 42 are an integral part of these financial statements.

Martin Marietta  |  Page 14

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(add 000, except per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Earnings	Retained Earnings	Total Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2011	45,726	$456	$401,864	$(83,890)	$1,090,891	$1,409,321	$39,543	$1,448,864

Consolidated net earnings	–	–	–	–	84,474	84,474	1,053	85,527
Other comprehensive loss	–	–	–	(22,279)	–	(22,279)	(42)	(22,321)
Dividends declared ($1.60 per common share)	–	–	–	–	(73,767)	(73,767)	–	(73,767)
Issuances of common stock for stock award plans	276	3	5,012	–	–	5,015	–	5,015
Stock-based compensation expense	–	–	7,781	–	–	7,781	–	7,781
Distributions to owners of noncontrolling interests	–	–	–	–	–	–	(800)	(800)
Balance at December 31, 2012	46,002	459	414,657	(106,169)	1,101,598	1,410,545	39,754	1,450,299

Consolidated net earnings (loss)	–	–	–	–	121,337	121,337	(1,905)	119,432
Other comprehensive earnings	–	–	–	62,055	–	62,055	69	62,124
Dividends declared ($1.60 per common share)	–	–	–	–	(74,197)	(74,197)	–	(74,197)
Issuances of common stock for stock award plans	259	2	11,127	–	–	11,129	–	11,129
Stock-based compensation expense	–	–	7,008	–	–	7,008	–	7,008
Distributions to owners of noncontrolling interests	–	–	–	–	–	–	(876)	(876)
Balance at December 31, 2013	46,261	461	432,792	(44,114)	1,148,738	1,537,877	37,042	1,574,919

Consolidated net earnings (loss)	–	–	–	–	155,601	155,601	(1,307)	154,294
Other comprehensive loss	–	–	–	(62,045)	–	(62,045)	(41)	(62,086)
Dividends declared ($1.60 per common share)	–	–	–	–	(91,304)	(91,304)	–	(91,304)
Issuances of common stock, stock options and stock appreciation rights for TXI acquisition	20,309	203	2,751,670	–	–	2,751,873	–	2,751,873
Issuances of common stock for stock award plans	723	7	41,765	–	–	41,772	–	41,772
Stock-based compensation expense	–	–	8,993			8,993	–	8,993
Distributions to owners of noncontrolling interests	–	–	–	–	–	–	(800)	(800)
Purchase of subsidiary shares from noncontrolling interest	–	–	8,399	–	–	8,399	(33,312)	(24,913)
Balance at December 31, 2014	67,293	$671	$3,243,619	$(106,159)	$1,213,035	$4,351,166	$1,582	$4,352,748

The notes on pages 16 through 42 are an integral part of these financial statements.

Martin Marietta  |  Page 15

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Organization. Martin Marietta Materials, Inc., (the “Corporation” or “Martin Marietta”) is engaged principally in the construction aggregates business. The aggregates product line accounted for 58% of consolidated 2014 net sales and includes crushed stone, sand and gravel, and is used for construction of highways and other infrastructure projects, and in the nonresidential and residential construction industries. Aggregates products are also used in the railroad, agricultural, utility and environmental industries. These aggregates products, along with the Corporation’s aggregates-related downstream product lines, i.e., asphalt products, ready mixed concrete and road paving construction services (which accounted for 25% of consolidated 2014 net sales), are sold and shipped from a network of more than 400 quarries, distribution facilities and plants to customers in 32 states, Canada, the Bahamas and the Caribbean Islands. The aggregates and aggregates-related downstream product lines are reported collectively as the “Aggregates business.” As of December 31, 2014, the Aggregates business contains the following reportable segments: Mid-America Group, Southeast Group and West Group. The Mid-America Group operates in Indiana, Iowa, northern Kansas, Kentucky, Maryland, Minnesota, Missouri, eastern Nebraska, North Carolina, Ohio, South Carolina, Virginia, Washington and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Mississippi, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Colorado, southern Kansas, Louisiana, western Nebraska, Nevada, Oklahoma, Texas, Utah and Wyoming. The following states accounted for 68% of the Aggregates business’ 2014 net sales: Texas, Colorado, North Carolina, Iowa and Georgia.

The Cement segment, accounting for 8% of consolidated 2014 net sales, produces Portland and specialty cements, such as masonry and oil well cements. Similar to the Aggregates business, cement is used in infrastructure projects, nonresidential and residential construction, and the railroad, agricultural, utility and environmental industries. Texas and California accounted for 71% and 24%, respectively, of the Cement business’ 2014 net sales.

The Magnesia Specialties segment, accounting for 9% of consolidated 2014 net sales, produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets and other long-lived assets and assumptions used in the calculation of taxes on income, retirement and other postemployment benefits, and the allocation of the purchase price to the fair values of assets acquired and liabilities assumed as part of business combinations. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and changes in construction activity increase the uncertainty inherent in certain of these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the financial statements for the period in which the change in estimate occurs.

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

Early Adoption of New Accounting Standard. Effective January 1, 2014, the Corporation early adopted the Financial Accounting Standard Board’s (the “FASB”) final guidance on reporting discontinued operations. The guidance is to be applied prospectively and redefines discontinued operations to be either 1) a component of an entity or group of components that has been disposed of or is classified as held for sale that represents a strategic shift that has or will have a

Martin Marietta  |  Page 16

NOTES TO FINANCIAL STATEMENTS (continued)

major effect on an entity’s operations and financial results or 2) a business that, upon acquisition, meets the criteria to be classified as held for sale. The adoption of the accounting standard did not have any effect on the Corporation’s financial position or results of operations.

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

The FASB issued an accounting standard update that amends the accounting guidance on revenue recognition. The new standard intends to provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices and improve disclosure requirements. The new standard is effective for interim and annual reporting periods beginning after December 15, 2016 and can be applied on a full retrospective or modified retrospective approach. The Corporation is currently evaluating the impact of the provisions of the new standard, and at this time does not expect the impact to be material to its results of operations.

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

Customer Receivables. Customer receivables are stated at cost. The Corporation does not charge interest on customer accounts receivables. The Corporation records an allowance for doubtful accounts, which includes a provision for probable losses based on historical write offs and a specific reserve for accounts greater than $50,000 deemed at risk. The Corporation writes off customer receivables as bad debt expense when it becomes apparent based upon customer facts and circumstances that such amounts will not be collected.

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

Properties and Depreciation. Property, plant and equipment are stated at cost.

The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	5 to 20 years
Machinery & Equipment	2 to 20 years
Land Improvements	5 to 15 years

Martin Marietta  |  Page 17

NOTES TO FINANCIAL STATEMENTS (continued)

The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Capitalized quarry development costs are classified as land improvements.

The Corporation reviews relevant facts and circumstances to determine whether to capitalize or expense pre-production stripping costs when additional pits are developed at an existing quarry. If the additional pit operates in a separate and distinct area of the quarry, these costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Additionally, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are charged to inventory production costs as incurred.

Mineral reserves and mineral interests acquired in connection with a business combination are valued using an income approach over the life of the reserves.

Depreciation is computed over estimated service lives, principally by the straight-line method. Depletion of mineral reserves is calculated over proven and probable reserves by the units-of-production method on a quarry-by-quarry basis.

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

The Corporation’s reporting units, which represent the level at which goodwill is tested for impairment, are based on the geographic regions of the Aggregates business. Additionally,

the Cement business is a separate reporting unit. Goodwill is allocated to each reporting unit based on the location of acquisitions and divestitures at the time of consummation.

The carrying values of goodwill and other indefinite-lived intangible assets are reviewed annually, as of October 1, for impairment. An interim review is performed between annual tests if facts or circumstances indicate potential impairment. The carrying value of other amortizable intangibles is reviewed if facts and circumstances indicate potential impairment. If a review indicates that the carrying value is impaired, a charge is recorded.

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

Martin Marietta  |  Page 18

NOTES TO FINANCIAL STATEMENTS (continued)

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

Key assumptions used in determining the fair value of the stock options awarded in 2014, 2013 and 2012 were:

	2014	2013	2012
Risk-free interest rate	2.50%	1.70%	1.38%
Dividend yield	1.50%	1.80%	2.10%
Volatility factor	35.30%	35.40%	37.50%
Expected term	8.5 years	8.6 years	7.3 years

Based on these assumptions, the weighted-average fair value of each stock option granted was $43.42, $36.48 and $22.18 for 2014, 2013 and 2012, respectively.

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

Warranties. The Corporation’s construction contracts contain warranty provisions covering defects in equipment, materials, design or workmanship that generally run from nine months to one year after project completion. Because

Martin Marietta  |  Page 19

NOTES TO FINANCIAL STATEMENTS (continued)

of the nature of its projects, including contract owner inspections of the work both during construction and prior to acceptance, the Corporation has not experienced material warranty costs for these short-term warranties and therefore does not believe an accrual for these costs is necessary. Certain construction contracts carry longer warranty periods, ranging from two to ten years, for which the Corporation has accrued an estimate of warranty cost based on experience with the type of work and any known risks relative to the project. These costs were not material to the Corporation’s consolidated results of operations for the years ended December 31, 2014, 2013 and 2012.

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

Accumulated other comprehensive loss consists of unrealized gains and losses related to the funded status of the pension and postretirement benefit plans; foreign currency translation; and the unamortized value of terminated forward starting interest rate swap agreements, and is presented on the Corporation’s consolidated balance sheets.

The components of the changes in accumulated other comprehensive loss and related cumulative noncurrent deferred tax assets are as follows:

	Pension and Postretirement Benefit Plans	Foreign Currency	Unamortized Value of Terminated Forward Starting Interest Rate Swap	Total
years ended December 31 (add 000)	2014
Accumulated other comprehensive (loss) earnings at beginning of period	$(44,549)	$3,902	$(3,467)	$(44,114)
Other comprehensive loss before reclassifications, net of tax	(62,726)	(624)	–	(63,350)
Amounts reclassified from accumulated other comprehensive loss, net of tax	587	–	718	1,305
Other comprehensive (loss) earnings, net of tax	(62,139)	(624)	718	(62,045)
Accumulated other comprehensive (loss) earnings at end of period	$(106,688)	$3,278	$(2,749)	$(106,159)
Cumulative noncurrent deferred tax assets at end of period	$68,568	$–	$1,799	$70,367

	2013
Accumulated other comprehensive (loss) earnings at beginning of period	$(108,189)	$6,157	$(4,137)	$(106,169)
Other comprehensive earnings (loss) before reclassifications, net of tax	55,403	(2,255)	–	53,148
Amounts reclassified from accumulated other comprehensive loss, net of tax	8,237	–	670	8,907
Other comprehensive earnings (loss), net of tax	63,640	(2,255)	670	62,055
Accumulated other comprehensive (loss) earnings at end of period	$(44,549)	$3,902	$(3,467)	$(44,114)
Cumulative noncurrent deferred tax assets at end of period	$29,198	$–	$2,269	$31,467

	2012
Accumulated other comprehensive (loss) earnings at beginning of period	$(84,204)	$5,076	$(4,762)	$(83,890)
Other comprehensive (loss) earnings before reclassifications, net of tax	(30,105)	1,081	–	(29,024)
Amounts reclassified from accumulated other comprehensive loss, net of tax	6,120	–	625	6,745
Other comprehensive (loss) earnings, net of tax	(23,985)	1,081	625	(22,279)
Accumulated other comprehensive (loss) earnings at end of period	$(108,189)	$6,157	$(4,137)	$(106,169)
Cumulative noncurrent deferred tax assets at end of period	$70,881	$–	$2,707	$73,588

Martin Marietta  |  Page 20

NOTES TO FINANCIAL STATEMENTS (continued)

Reclassifications out of accumulated other comprehensive loss are as follows:

years ended December 31 (add 000)	2014	2013	2012	Affected line items in the consolidated statements of earnings
Pension and postretirement benefit plans
Settlement charge	$–	$729	$779
Amortization of:
Prior service credit	(2,810)	(2,807)	(2,789)
Actuarial loss	3,779	15,704	12,134
	969	13,626	10,124	Cost of sales; Selling, general & administrative expenses
Tax effect	(382)	(5,389)	(4,004)	Taxes on income
Total	$587	$8,237	$6,120

Unamortized value of terminated forward starting interest rate swap
Additional interest expense	$1,188	$1,108	$1,034	Interest expense
Tax effect	(470)	(438)	(409)	Taxes on income
Total	$718	$670	$625

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

The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta, reduced by dividends and undistributed earnings attributable to the Corporation’s unvested restricted stock awards and incentive stock awards. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards issued to employees and nonemployee members of the Corporation’s Board of Directors under certain stock-based compensation arrangements if the conversion is dilutive.

The following table reconciles the numerator and denominator for basic and diluted earnings per common share:

years ended December 31 (add 000)	2014	2013	2012
Net earnings from continuing operations attributable to Martin Marietta	$155,638	$122,086	$85,646
Less: Distributed and undistributed earnings attributable to unvested awards	647	513	500
Basic and diluted net earnings attributable to common shareholders from continuing operations attributable to Martin Marietta	154,991	121,573	85,146
Basic and diluted net earnings attributable to common shareholders from discontinued operations	(37)	(749)	(1,172)
Basic and diluted net earnings attributable to common shareholders attributable to Martin Marietta	$154,954	$120,824	$83,974

Basic weighted-average common shares outstanding	56,854	46,164	45,828
Effect of dilutive employee and director awards	234	121	142
Diluted weighted-average common shares outstanding	57,088	46,285	45,970

Reclassifications. Effective January 1, 2014, the Corporation reorganized the operations and management reporting structure of the Aggregates business, resulting in a change to the reportable segments. Segment information for prior years has been reclassified to conform to the presentation of the current reportable segments.

Martin Marietta  |  Page 21

NOTES TO FINANCIAL STATEMENTS (continued)

Note B: Goodwill and Intangible Assets

The following table shows the changes in goodwill by reportable segment and in total:

	Mid- America	Southeast	West
December 31	Group	Group	Group	Cement	Total
(add 000)			2014
Balance at beginning of period	$263,967	$50,346	$302,308	$–	$616,621
Division reorganization	18,150	–	(18,150)	–	–
Acquisitions	–	–	600,372	883,900	1,484,272
Divestitures	–	–	(32,094)	–	(32,094)
Balance at end of period	$282,117	$50,346	$852,436	$883,900	$2,068,799

			2013
Balance at beginning of period	$263,868	$50,001	$302,335	$–	$616,204
Acquisitions	99	345	–	–	444
Adjustments to purchase price allocations	–	–	(27)	–	(27)
Balance at end of period	$263,967	$50,346	$302,308	$–	$616,621

Intangible assets subject to amortization consist of the following:

	Gross	Accumulated	Net
December 31	Amount	Amortization	Balance
(add 000)		2014
Noncompetition agreements	$6,274	$(5,971)	$303
Customer relationships	36,610	(7,654)	28,956
Operating permits	498,462	(5,575)	492,887
Use rights and other	15,385	(6,940)	8,445
Trade names	12,800	(1,143)	11,657
Total	$569,531	$(27,283)	$542,248

		2013
Noncompetition agreements	$6,274	$(5,583)	$691
Customer relationships	20,660	(6,160)	14,500
Operating permits	6,800	(1,394)	5,406
Use rights and other	10,115	(6,156)	3,959
Total	$43,849	$(19,293)	$24,556

Intangible assets deemed to have an indefinite life and not being amortized consist of the following:

December 31	Aggregates Business	Cement	Magnesia Specialties	Total
(add 000)		2014
Operating permits	$6,600	$–	$–	$6,600
Use rights	9,385	20,027	–	29,412
Trade names	–	14,380	2,565	16,945
Total	$15,985	$34,407	$2,565	$52,957

		2013
Operating permits	$11,635	$–	$–	$11,635
Use rights	9,835	–	–	9,835
Trade names	–	–	2,565	2,565
Total	$21,470	$–	$2,565	$24,035

During 2014, the Corporation acquired $559,277,000 of intangibles from the Texas Industries Inc. (“TXI”) acquisition, consisting of the following:

(add 000, except year data)	Amount	Weighted-average amortization period
Subject to amortization:
Customer relationships	$20,150	12.0 years
Operating permits	487,100	87.3 years
Use rights and other	4,820	8.2 years
Trade names	12,800	6.0 years

	524,870	81.7 years
Not subject to amortization:
Trade names	14,380	N/A
Use rights	20,027
	34,407
Total	$559,277

Use rights include, but are not limited to, water rights, sub-leases and proprietary information.

Total amortization expense for intangible assets for the years ended December 31, 2014, 2013 and 2012 was $9,311,000, $3,587,000 and $3,593,000, respectively.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)
2015	$14,488
2016	14,183
2017	14,044
2018	13,153
2019	11,847
Thereafter	474,533
Total	$542,248

Martin Marietta  |  Page 22

NOTES TO FINANCIAL STATEMENTS (continued)

Note C: Business Combinations and Divestitures

Business Combinations. On July 1, 2014, pursuant to the merger agreement (the “Merger Agreement”) dated as of January 27, 2014 by and among the Corporation, Project Holdings, Inc., a wholly-owned subsidiary of the Corporation (“Merger Sub”), and TXI, Merger Sub merged with and into TXI, with TXI surviving as a wholly-owned subsidiary of the Corporation (the “Acquisition”). As a result of the Acquisition, each outstanding share of TXI common stock (other than shares owned by TXI, the Corporation or Merger Sub, which were canceled) was converted into 0.7 shares of the Corporation’s common stock, with cash paid in lieu of fractional shares. The Corporation issued 20,309,000 shares of its common stock to former TXI stockholders in connection with the Acquisition. Based on the Corporation’s closing stock price on July 1, 2014 of $132.00, the aggregate value of the Corporation’s common stock delivered to former TXI stockholders was $2,680,788,000. Additionally, the fair value of outstanding TXI stock options and stock appreciation rights that were converted into Martin Marietta stock awards at the acquisition date of $71,085,000 and shares withheld for income tax obligations were components of the total consideration, which was $2,756,934,000.

TXI was the largest producer of cement in Texas and a major cement producer in California. TXI was also a major supplier of construction aggregate, ready mixed concrete and concrete products. The Acquisition expands the Corporation’s geographic footprint and positions the Corporation to benefit from the strength of the combined aggregates platform.

The Corporation has determined preliminary fair values of the assets acquired and liabilities assumed. Although initial accounting for the business combination has been recorded, certain amounts are subject to change based on the additional reviews performed, such as asset and liability verification. Specific accounts subject to ongoing purchase accounting adjustments include, but are not limited to, parts and supplies inventories; property, plant and equipment; other assets; goodwill; accounts payable; and deferred taxes. Therefore, the measurement period remains open as of December 31, 2014. During the quarter ended December 31, 2014, the Corporation recorded measurement period adjustments that were typical for a material acquisition. The following is a summary of the estimated fair values of the assets acquired and the liabilities assumed as of the acquisition date (dollars in thousands).

Assets:
Cash and cash equivalents	$59,887
Receivables	160,807
Inventory	129,932
Other current assets	61,594
Property, plant and equipment	1,602,860
Real estate and other investments	59,584
Intangible assets, other than goodwill	559,277
Other noncurrent assets	6,525
Goodwill	1,484,272
Total Assets	4,124,738
Liabilities:
Accounts payable and accrued expenses	297,404
Notes and contracts payable and capital leases	747,426
Deferred income tax liabilities	322,974
Total Liabilities	1,367,804
Total Consideration	$2,756,934

Real estate and other investments include property held for resale and a noncontrolling interest in a joint venture.

Goodwill represents the excess purchase price over the fair values of assets acquired and liabilities assumed. The goodwill was generated by the synergies the transaction provides, including overhead savings, purchasing leverage generated by a larger company, benefits of the existing long-haul transportation system, and cost savings achieved through increased vertical integration of the business. None of the goodwill generated by the transaction will be deductible for income tax purposes.

Total revenues and earnings from operations included in the consolidated earnings statements attributable to TXI operations for the year ended December 31, 2014 are $539,061,000 and $42,239,000, respectively.

Business development and acquisition integration expenses related to the TXI acquisition, which is inclusive of severance costs of which a portion will be paid in 2015, were $90,487,000 for the year ended December 31, 2014.

Unaudited Pro Forma Financial Information. The unaudited pro forma financial information in the table below summarizes the results of operations for the Corporation and TXI as though the companies were combined as of January 1, 2013. Transactions between the Corporation and TXI during the periods presented in the pro forma financial statements have been eliminated as if the Corporation and TXI were consolidated affiliates during the periods. Financial information for periods prior to the July 1, 2014 acquisition date included in the pro forma earnings does not reflect any cost savings

Martin Marietta  |  Page 23

NOTES TO FINANCIAL STATEMENTS (continued)

or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing, utilization of TXI net operating loss carryforwards or other restructuring that result from the combination. The pro forma financial information for the year ended December 31, 2014 reflects the elimination of business development and acquisition integration expenses and the gain on the required divestiture of assets, which combined represented an after-tax expense of $51,776,000. This expense has been reflected in the pro forma earnings for the year ended December 31, 2013.

The unaudited pro forma financial information for the year ended December 31, 2014 includes TXI’s historical operating results for the six months ended May 31, 2014 (due to a difference in TXI’s historical reporting periods) and the results of operations for the TXI locations from July 1, 2014, the acquisition date, to December 31, 2014. The unaudited pro forma financial information for the year ended December 31, 2013 includes the historical results of TXI for the twelvemonths ended November 30, 2013 (due to a difference in TXI’s historical reporting periods).

The pro forma financial statements do not purport to project the future financial position or operating results of the combined company. The pro forma financial information as presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place as of January 1, 2013.

years ended December 31 (add 000)	2014	2013
Net Sales	$3,088,642	$2,638,682
Earnings from continuing operations attributable to controlling interest	$171,822	$39,164

Divestitures of Assets. In accordance with an agreement between the Corporation and the U.S. Department of Justice (“DOJ”) as part of its review of the business combination with TXI, the Corporation agreed to divest a Corporate owned aggregates quarry in Oklahoma and two Corporate owned rail yards in Texas. On August 15, 2014, the Corporation divested of the properties in exchange for cash and real property and recognized a pretax gain of $47,804,000, which is included in acquisition-related expenses, net, in the consolidated statements of earnings and comprehensive earnings.

Purchase of Remaining Interest in Existing Subsidiaries. During 2014, the Corporation acquired the remaining interest in two joint ventures in separate transactions. Net cash paid for both transactions was $19,480,000.

Note D: Accounts Receivable, Net

December 31 (add 000)	2014	2013
Customer receivables	$418,016	$246,528
Other current receivables	7,062	2,974
	425,078	249,502
Less allowances	(4,077)	(4,081)
Total	$421,001	$245,421
Of the total accounts receivable, net, balance, $3,765,000 and $3,192,000 at December 31, 2014 and 2013, respectively, were due from unconsolidated affiliates. Note E: Inventories, Net
December 31 (add 000)	2014	2013
Finished products	$413,766	$368,334
Products in process and raw materials	65,250	16,077
Supplies and expendable parts	125,092	61,922
	604,108	446,333
Less allowances	(119,189)	(99,026)
Total	$484,919	$347,307
Note F: Property, Plant and Equipment, Net
December 31 (add 000)	2014	2013
Land and land improvements	$849,704	$728,396
Mineral reserves and interests	990,438	461,587
Buildings	157,233	118,655
Machinery and equipment	3,568,342	2,575,340
Construction in progress	125,959	92,906
	5,691,676	3,976,884
Less allowances for depreciation, depletion and amortization	(2,288,906)	(2,177,643)
Total	$3,402,770	$1,799,241
The gross asset value and related allowance for amortization for machinery and equipment recorded under capital leases at December 31 were as follows:
(add 000)	2014	2013
Machinery and equipment under capital leases	$25,775	$10,341
Less allowance for amortization	(2,808)	(104)
Total	$22,967	$10,237

Martin Marietta  |  Page 24

NOTES TO FINANCIAL STATEMENTS (continued)

Depreciation, depletion and amortization expense related to property, plant and equipment was $211,242,000, $168,333,000 and $171,940,000 for the years ended December 31, 2014, 2013 and 2012, respectively. Depreciation, depletion and amortization expense for 2014 and 2013 includes amortization of machinery and equipment under capital leases.

Interest cost of $8,033,000, $1,792,000 and $2,537,000 was capitalized during 2014, 2013 and 2012, respectively.

At December 31, 2014 and 2013, $68,340,000 and $62,826,000, respectively, of the Aggregates business’ net property, plant and equipment were located in foreign countries, namely the Bahamas and Canada.

Note G: Long-Term Debt

December 31 (add 000)	2014	2013
6.6% Senior Notes, due 2018	$299,123	$298,893
7% Debentures, due 2025	124,500	124,471
6.25% Senior Notes, due 2037	228,184	228,148
4.25% Senior Notes, due 2024	395,309	–
Floating Rate Notes, due 2017, interest rate of 1.33% at December 31, 2014	298,869	–
Term Loan Facility, due 2018, interest rate of 1.67% at December 31, 2014 and 2013	236,258	248,441
Trade Receivable Facility, interest rate of 0.77% at December 31, 2013	–	130,000
Other notes	3,152	968
Total	1,585,395	1,030,921
Less current maturities	(14,336)	(12,403)
Long-term debt	$1,571,059	$1,018,518

The Corporation’s 6.6% Senior Notes due 2018, 7% Debentures due 2025, 6.25% Senior Notes due 2037, 4.25% Senior Notes due 2024 and Floating Rate Notes due 2017 (collectively, the “Senior Notes”) are senior unsecured obligations of the Corporation, ranking equal in right of payment with the Corporation’s existing and future unsubordinated indebtedness. Upon a change of control repurchase event and a resulting below-investment-grade credit rating, the Corporation would be required to make an offer to repurchase all outstanding Senior Notes, with the exception of the 7% Debentures due 2025, at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the purchase date.

All Senior Notes and Debentures are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. Senior Notes are redeemable prior to their respective maturity dates. The principal amount, effective interest rate and maturity date for the Corporation’s Senior Notes and Debentures are as follows:

	Principal Amount (add 000)	Effective Interest Rate At Issue Date	Maturity Date
6.6% Senior Notes	$300,000	6.81%	April 15, 2018
7% Debentures	$125,000	7.12%	December 1, 2025
6.25% Senior Notes	$230,000	6.45%	May 1, 2037
4.25% Senior Notes	$400,000	4.25%	July 2, 2024
Floating Rate Notes	$300,000	LIBOR+1.10%	June 30, 2017

On June 23, 2014, the Corporation priced its offering of $300,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2017 (the “Floating Rate Notes”) and $400,000,000 of its 4.25% Senior Notes due 2024 (the “4.25% Senior Notes” and together with the Floating Rate Notes, the “Notes”) as a private placement. The bonds were issued as part of refinancing $650,000,000 of 9.25% notes assumed with TXI. The transaction closed and settlement occurred on July 2, 2014. In connection with the issuance of the Notes, the Corporation entered into an indenture, dated as of July 2, 2014, between the Corporation and Regions Bank, as trustee, and a Registration Rights Agreement, dated as of July 2, 2014, with respect to the Notes, among the Corporation, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers named in Schedule I to the purchase agreement entered into on June 23, 2014 with respect to the Notes. The Floating Rate Notes bear interest at a rate equal to the three-month London Interbank Offered Rate (“LIBOR”) plus 1.10% and may not be redeemed prior to maturity. The 4.25% Senior Notes may be redeemed in whole or in part prior to their maturity at a make-whole redemption price.

On December 19, 2014, the Corporation completed the exchange of $300,000,000 in aggregate principal amount of the original 2017 Notes and $400,000,000 in aggregate principal amount of the original 2024 Notes. The original 2017 Notes and original 2024 Notes were validly tendered and not validly withdrawn prior to the expiration of the exchange offers, and the Corporation accepted for exchange all such original Notes pursuant to the exchange offers. The offer expired on December 22, 2014.

Martin Marietta  |  Page 25

NOTES TO FINANCIAL STATEMENTS (continued)

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

Lender (add 000)	Revolving Facility Commitment	Term Loan Facility Commitment
JPMorgan Chase Bank, N.A.	$46,667	$33,333
Wells Fargo Bank, N.A.	46,667	33,333
Branch Banking and Trust Company (“BB&T”)	46,667	33,333
SunTrust Bank	46,667	33,333
Deutsche Bank AG New York Branch	46,667	33,333
PNC Bank, National Association	29,167	20,833
Regions Bank	29,167	20,833
The Northern Trust Company	29,167	20,833
Comerica Bank	14,582	10,418
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	14,582	10,418
Total	$350,000	$250,000

Borrowings under the Senior Unsecured Credit Facilities bear interest, at the Corporation’s option, at rates based upon the LIBOR or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid.

Under the Term Loan Facility, the Corporation is required to make quarterly principal payments equal to 1.25% of the original principal balance during 2014 and 2015 and 1.875% of the remaining principal balance during the remaining years, with the remaining outstanding principal, together with interest accrued thereon, due in full on November 29, 2018.

The Revolving Facility expires on November 29, 2018, with any outstanding principal amounts, together with interest accrued thereon, due in full on that date. Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Corporation under the Revolving Facility. At December 31, 2014 and 2013, the Corporation had $2,507,000 of outstanding letters of credit issued under the Revolving Facility. The Corporation paid an upfront loan commitment fee to the bank group that is being amortized over the life of the Revolving Facility. Unused fees are paid on undrawn revolving balances.

On July 1, 2014, the Corporation, through a wholly-owned special purpose subsidiary, amended its trade receivable securitization facility (the “Trade Receivable Facility”) to increase the borrowing capacity from $150,000,000 to $250,000,000. On September 30, 2014, the Corporation extended the maturity of its Trade Receivable Facility to September 30, 2016. The Trade Receivable Facility, with SunTrust Bank, Regions Bank, PNC Bank, National Association and certain other lenders that may become a party to the facility from time to time, is backed by eligible trade receivables, as defined, of $369,575,000 and $234,101,000 at December 31, 2014 and 2013, respectively. These receivables are originated by the Corporation and then sold to the special purpose subsidiary wholly-owned by the Corporation. Borrowings under the Trade Receivable Facility bear interest at a rate equal to one-month LIBOR plus 0.7% and are limited to the lesser of the facility limit or the borrowing base, as defined, of $313,428,000 and $174,977,000 at December 31, 2014 and 2013, respectively. The Corporation continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special purpose subsidiary.

The Corporation has a $5,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2014 or 2013.

The Corporation’s Credit Agreement requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”), as defined, for the trailing twelve months (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation, as a consequence of such specified acquisition, does not have its rating on long-term unsecured debt fall below BBB by Standard & Poor’s or Baa2 by Moody’s and the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if no amounts are outstanding under both the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Corporation is a co-borrower (see Note N), may be reduced by the Corporation’s unrestricted cash and cash equivalents in excess of $50,000,000, such reduction not to exceed $200,000,000, for purposes of the covenant calculation.

Martin Marietta  |  Page 26

NOTES TO FINANCIAL STATEMENTS (continued)

Effective June 23, 2014, the Corporation amended the Credit Agreement to reduce the risk that the impact of the business combination with TXI does not impair liquidity available under the Term Loan Facility and the Revolving Facility. The amendment adjusts consolidated EBITDA to add back fees, costs or expenses relating to the TXI business combination incurred in any period prior to the closing of the combination not to exceed $95,000,000; any integration or similar costs or expenses related to the TXI business combination incurred in any period prior to the second anniversary of the closing of the TXI business combination not to exceed $70,000,000; and any make-whole fees incurred in connection with the redemption of TXI’s 9.25% senior notes due 2020. The amendment also temporarily increased the maximum Ratio to 3.75x at June 30, 2014 and September 30, 2014. The Ratio returned to the pre-amendment maximum of 3.50x for the December 31, 2014 calculation date. The Corporation was in compliance with this Ratio at December 31, 2014.

The Corporation’s long-term debt maturities for the five years following December 31, 2014, and thereafter are:

(add 000)
2015	$14,336
2016	19,064
2017	317,349
2018	486,383
2019	55
Thereafter	748,208
Total	$1,585,395

Accumulated other comprehensive loss includes the unamortized value of terminated forward starting interest rate swap agreements. For the years ended December 31, 2014, 2013 and 2012, the Corporation recognized $1,188,000, $1,108,000 and $1,034,000, respectively, as additional interest expense. The ongoing amortization of the terminated value of the forward starting interest rate swap agreements will increase annual interest expense by approximately $1,200,000 until the maturity of the 6.6% Senior Notes in 2018.

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

Accounts receivable are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, accounts receivable are more heavily concentrated in certain states, namely Texas, Colorado, North Carolina, Iowa and Georgia. The estimated fair values of accounts receivable approximate their carrying amounts.

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

The carrying values and fair values of the Corporation’s long-term debt were $1,585,395,000 and $1,680,584,000, respectively, at December 31, 2014 and $1,030,921,000 and $1,068,324,000, respectively, at December 31, 2013. The estimated fair value of the Corporation’s publicly-registered long-term debt was estimated based on Level 2 of the fair value hierarchy using quoted market prices. The estimated fair values of other borrowings, which primarily represent variable-rate debt, approximate their carrying amounts as the interest rates reset periodically.

Martin Marietta  |  Page 27

NOTES TO FINANCIAL STATEMENTS (continued)

Note I: Income Taxes

The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follows:

years ended December 31 (add 000)	2014	2013	2012
Federal income taxes:
Current	$35,313	$30,856	$(2,530)
Deferred	46,616	8,399	12,581
Total federal income taxes	81,929	39,255	10,051
State income taxes:
Current	10,307	3,201	458
Deferred	3,376	478	1,670
Total state income taxes	13,683	3,679	2,128
Foreign income taxes:
Current	1,262	972	4,062
Deferred	(2,027)	139	1,190
Total foreign income taxes	(765)	1,111	5,252
Total taxes on income	$94,847	$44,045	$17,431

In 2014, the increase in federal deferred tax expense includes the effect of utilizing net operating loss carry-forwards acquired in the acquisition of TXI to the extent allowed. In 2013, the Corporation entered into Advance Pricing Agreements (“APA”) with the United States and Canadian taxing authorities covering intercompany shipments during the years 2005 through 2011. In August 2013, the Corporation filed the required amended returns and paid the taxes due to settle the Canadian APA, which increased the sales price charged for the intercompany shipments from Canada to the United States during the years 2005 through 2011. The Corporation also filed amended returns in the United States for the years 2005 through 2011 to request gross compensating refunds of $10,239,000 allowed pursuant to the corresponding APA with the United States. For the year ended December 31, 2012, the current federal tax benefit is primarily attributable to the estimated settlement of the APA and a refund related to the 2006 tax year.

For the years ended December 31, 2014, 2013 and 2012, excess tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $2,508,000, $2,368,000 and $777,000, respectively.

For the years ended December 31, 2014, 2013 and 2012, foreign pretax loss was $10,557,000, $10,227,000 and $5,473,000, respectively. In 2014, current foreign tax expense primarily related to unrecognized tax benefits for tax positions taken in prior years and the deferred foreign tax benefit primarily related to the true-up of deferred tax liabilities. In 2013, current foreign tax expense was primarily attributable to the settlement of the Canadian APA. In 2012, current foreign tax expense primarily related to the estimated settlement of the APA offset by the reversal of the valuation allowance on deferred tax assets. The tax effect of currency translations included in foreign taxes was immaterial. No deferred tax asset was recognized on the loss of the Corporation’s wholly-owned Bahamas subsidiary in 2014, 2013 and 2012 since the tax benefit is not expected to reverse in the foreseeable future.

The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2014	2013	2012
Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
Effect of statutory depletion	(9.6)	(12.0)	(17.6)
State income taxes	3.6	1.5	1.3
Domestic production deduction	(0.9)	(2.1)	0.1
Transfer pricing	(0.2)	0.9	0.7
Goodwill write-off	3.9	–	–
Foreign tax rate differential	1.3	2.1	0.6
Disallowed compensation	3.7	0.3	0.3
Purchase accounting transaction costs	2.4	–	–
Foreign valuation allowance	–	–	(3.4)
Other items	(1.1)	1.1	(0.3)
Effective income tax rate	38.1%	26.8%	16.7%

For income tax purposes, the statutory depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, the impact of changes in the sales volumes and earnings may not proportionately affect the Corporation’s statutory depletion deduction and the corresponding impact on the effective income tax rate on continuing operations.

The settlement of the APA allowed the Corporation’s Canadian subsidiary to utilize certain net operating loss and tax credit carryforwards for which a valuation allowance was previously established. The Corporation reversed a $3,644,000 valuation allowance in 2012 when the estimated effect of the APA settlement was recorded.

The Corporation is entitled to receive a nine percent tax deduction related to income from domestic (i.e., United States) production activities. The deduction reduced income tax expense and increased consolidated net earnings by $3,239,000, or $0.05 per diluted share, in 2014 and $3,979,000, or $0.09 per diluted share, in 2013. For 2012, no deduction was allowed due to the taxable income limitation.

Martin Marietta  |  Page 28

NOTES TO FINANCIAL STATEMENTS (continued)

In 2014, the Corporation wrote off goodwill which is not deductible for income tax purposes as part of the sale of certain operations. In addition, the Corporation incurred certain compensation and transaction expenses in 2014 in connection with the TXI acquisition that are not deductible for income tax purposes.

The principal components of the Corporation’s deferred tax assets and liabilities are as follows:

December 31	Deferred Assets (Liabilities)
(add 000)	2014	2013
Deferred tax assets related to:
Employee benefits	$74,288	$31,067
Inventories	64,484	53,229
Valuation and other reserves	48,278	18,372
Net operating loss carryforwards	171,781	5,379
Accumulated other comprehensive loss	70,367	31,467
Other items, net	14,191	–
Gross deferred tax assets	443,389	139,514
Valuation allowance on deferred tax assets	(6,133)	(5,858)
Total net deferred tax assets	437,256	133,656
Deferred tax liabilities related to:
Property, plant and equipment	(638,730)	(257,366)
Goodwill and other intangibles	(288,471)	(78,577)
Other items, net	–	(2,891)
Total deferred tax liabilities	(927,201)	(338,834)
Net deferred tax liability	$(489,945)	$(205,178)

The increase in the net deferred tax liability is primarily a result of the deferred taxes recorded in connection with the acquisition of TXI.

Deferred tax assets and (liabilities) recognized on the Corporation’s consolidated balance sheets are as follows:

December 31 (add 000)	2014	2013
Current deferred income tax benefits	$244,638	$74,821
Noncurrent deferred income taxes	(734,583)	(279,999)
Net deferred income tax liability	$(489,945)	$(205,178)

Deferred tax assets for employee benefits result from the temporary differences between the deductions for pension and postretirement obligations and stock-based compensation transactions. For financial reporting purposes, such amounts are expensed based on authoritative accounting guidance. For income tax purposes, amounts related to pension and postretirement obligations are deductible as funded. Amounts related to stock-based compensation transactions are deductible for income tax purposes upon vesting or exercise of the underlying award. Deferred tax assets are carried on stock options with exercise prices in excess of the Corporation’s stock price at December 31, 2014. If these options expire without being exercised, the deferred tax assets are written off by reducing the pool of excess tax benefits to the extent available and expensing any excess.

The Corporation had domestic federal and state net operating loss carryforwards of $710,163,000 (federal $465,467,000; state $244,696,000) and $121,977,000 (state) at December 31, 2014 and 2013, respectively. These carryforwards have various expiration dates through 2034. At December 31, 2014 and 2013, deferred tax assets associated with these carryforwards were $171,781,000, including the offset of unrecognized tax benefits, and $5,379,000, respectively, for which valuation allowances of $5,084,000 and $5,006,000, respectively, were recorded. The Corporation also had domestic tax credit carryforwards of $3,682,000 and $2,354,000 at December 31, 2014 and 2013, respectively, for which valuation allowances were recorded in the amount of $1,049,000 and $852,000 at December 31, 2014 and 2013, respectively. Federal tax credit carryforwards recorded at December 31, 2014 will begin to expire in 2025. State tax credit carryforwards recorded at December 31, 2014 expire in 2018. At December 31, 2014, the Corporation also had Alternative Minimum Tax (“AMT”) credit carryforwards of $28,809,000, acquired in the TXI acquisition, which do not expire. The Corporation does not expect to be subject to AMT for 2014.

Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared with the straight-line method for financial reporting purposes.

Deferred tax liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes, while amortization continues for income tax purposes. No deferred tax liabilities were recorded on goodwill acquired in the TXI acquisition.

The Corporation provides deferred taxes, as required, on the undistributed net earnings of all non-U.S. subsidiaries for which the indefinite reversal criterion has not been met.

Martin Marietta  |  Page 29

NOTES TO FINANCIAL STATEMENTS (continued)

The Corporation expects to reinvest permanently the earnings from its wholly-owned Canadian subsidiary and accordingly, has not provided deferred taxes on the subsidiary’s undistributed net earnings. The APA settlement materially impacted the Canadian subsidiary’s undistributed net earnings, estimated to be $29,400,000 for the year ended December 31, 2014. The determination of the unrecognized deferred tax liability for temporary differences related to the investment in the wholly-owned Canadian subsidiary is not practicable due to the complexities associated with the calculation of a hypothetical tax liability payable upon the repatriation of earnings.

On September 13, 2013, the U.S. Treasury Department and Internal Revenue Service (“IRS”) issued final regulations addressing costs incurred in acquiring, producing or improving tangible property (the “tangible property regulations”). On August 14, 2014, final regulations were issued on the depreciation of general asset accounts and the disposal of assets subject to depreciation. The tangible property regulations are generally effective for tax years beginning on or after January 1, 2014, and may be adopted in earlier years. The Corporation is required to include the tax impact of regulatory changes in the period of enactment. In 2013, the Corporation estimated the tax impact of these accounting method changes to increase noncurrent deferred tax liabilities in the amount of $1,334,000, with a corresponding reduction in current taxes payable. The Corporation adopted the regulations as of January 1, 2014, and has included the revised estimated impact of $268,000 in the consolidated balance sheet at December 31, 2014.

The following table summarizes the Corporation’s unrecognized tax benefits, excluding interest and correlative effects:

years ended December 31 (add 000)	2014	2013	2012
Unrecognized tax benefits at beginning of year	$11,826	$15,380	$9,288
Gross increases – tax positions in prior years	2,075	9,845	19,434
Gross decreases – tax positions in prior years	(203)	(5,121)	(13,876)
Gross increases – tax positions in current year	3,369	2,540	1,555
Gross decreases – tax positions in current year	(51)	(529)	–
Settlements with taxing authorities	–	(8,599)	(1,021)
Lapse of statute of limitations	(1,872)	(1,690)	–
Unrecognized tax benefits assumed with acquisition	5,963	–	–
Unrecognized tax benefits at end of year	$21,107	$11,826	$15,380

For the year ended December 31, 2014, acquisition of tax positions taken during a prior year includes the unrecognized tax benefits acquired in the acquisition of TXI. For the year ended December 31, 2013, settlements with taxing authorities related to the Canadian APA settlement. No unrecognized tax benefits were included as of December 31, 2013 for the effect of the APA. For the year ended December 31, 2012, gross increases in tax positions in prior years included the estimated effect of the Canadian APA that increased the sales price charged for intercompany shipments during the settlement period. Upon final settlement, the Corporation was allowed a corresponding tax refund in the United States for the years 2005 through 2011, which was not included in unrecognized tax benefits at December 31, 2012.

At December 31, 2014, 2013 and 2012, unrecognized tax benefits of $9,362,000, $6,301,000 and $14,386,000, respectively, related to interest accruals and permanent income tax differences net of federal tax benefits, would have favorably affected the Corporation’s effective income tax rate if recognized.

Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities. The Corporation anticipates that it is reasonably possible that its unrecognized tax benefits may decrease up to $10,547,000, excluding indirect benefits, during the twelve months ending December 31, 2015 due to expected settlements with taxing authorities and the expiration of the statute of limitations for the 2010 and 2011 tax years.

For the year ended December 31, 2014, $687,000 or $0.01 per diluted share, was reversed into income upon the statute of limitations expiration for the 2009 and 2010 tax years. For the year ended December 31, 2013, $1,368,000, or $0.03 per diluted share, was reversed into income upon the statute of limitations expiration for the 2009 tax year. For the year ended December 31, 2012, $1,617,000, or $0.04 per diluted share, was reversed into income resulting from a refund of federal tax and interest related to the 2006 tax year and the estimated effects of the APA.

Martin Marietta  |  Page 30

NOTES TO FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2014, 2013 and 2012, total interest, net of tax, included in income tax expense in the consolidated statements of earnings was $266,000, $1,446,000 and $119,000, respectively. At December 31, 2014, accrued interest of $398,000, net of tax benefits of $182,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet; accrued interest of $209,000, net of tax benefits of $133,000, was recorded as a current liability, and interest receivable of $344,000, net of tax expense of $225,000, was recorded as a current asset. At December 31, 2013, accrued interest of $191,000, net of tax benefits of $125,000, was recorded as a noncurrent liability on the Corporation’s consolidated balance sheet; accrued interest of $227,000, net of tax benefits of $148,000, was recorded as a current liability, and interest receivable of $344,000, net of tax expense of 225,000, was recorded as a current asset.

The Corporation’s open tax years subject to federal, foreign or state examinations are 2010 through 2014.

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

In connection with the TXI acquisition, the Corporation assumed three defined benefit plans, including two pension plans and a postretirement health benefit plan. The Financial Security Plan is a pension plan that covers approximately 60 executive and managerial employees of TXI. As of December 31, 2014, the plan is unfunded and frozen. The Riverside pension and postretirement plans cover approximately 600 employees and retirees of Riverside Cement Company, a subsidiary of TXI. The pension plan has assets, but is currently underfunded while the postretirement plan is unfunded. No additional benefits can be accrued under the pension plan. The postretirement plan is closed to new entrants. Effective with the TXI acquisition, approximately 2,000 employees were added as participants in the Corporation’s pension plans.

The measurement date for the Corporation’s defined benefit plans, postretirement benefit plans and postemployment benefit plans is December 31.

Defined Benefit Retirement Plans. Retirement plan assets invested in listed stocks, bonds, hedge funds, real estate and cash equivalents. Defined retirement benefits for salaried employees are based on each employee’s years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service.

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

The net periodic retirement benefit cost of defined benefit plans includes the following components:

years ended December 31 (add 000)	2014	2013	2012
Components of net periodic benefit cost:
Service cost	$17,125	$16,121	$13,084
Interest cost	28,935	23,016	23,653
Expected return on assets	(32,661)	(26,660)	(23,899)
Amortization of:
Prior service cost	445	449	466
Actuarial loss	4,045	15,679	12,417
Transition asset	(1)	(1)	(1)
Settlement charge	–	729	779
Termination benefit charge	13,652	–	–
Net periodic benefit cost	$31,540	$29,333	$26,499

The expected return on assets is based on the fair value of the plan assets. The termination benefit charge represents the increased benefits payable to former TXI executives as part of their change-in-control agreements.

The Corporation recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (add 000)	2014	2013	2012
Actuarial loss (gain)	$105,546	$(90,755)	$47,877
Amortization of:
Prior service cost	(445)	(449)	(466)
Actuarial loss	(4,045)	(15,679)	(12,417)
Transition asset	1	1	1
Settlement charge	–	(729)	(779)
Total	$101,057	$(107,611)	$34,216

Martin Marietta  |  Page 31

NOTES TO FINANCIAL STATEMENTS (continued)

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2014		2013
(add 000)	Gross	Net of tax	Gross	Net of tax
Prior service cost	$1,197	$729	$1,640	$992
Actuarial loss	186,013	113,288	84,512	51,087
Transition asset	(9)	(5)	(10)	(6)
Total	$187,201	$114,012	$86,142	$52,073

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2015 are $422,000 (net of deferred taxes of $166,000), $12,432,000 (net of deferred taxes of $4,897,000) and $1,000, respectively. These amounts are included in accumulated other comprehensive loss at December 31, 2014.

The defined benefit plans’ change in projected benefit obligation is as follows:

years ended December 31
(add 000)	2014	2013
Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$496,040	$535,783
Service cost	17,125	16,121
Interest cost	28,935	23,016
Actuarial loss (gain)	99,071	(57,533)
Gross benefits paid	(23,489)	(21,347)
Acquisitions	122,641	–
Nonrecurring termination benefit	13,652	–
Net projected benefit obligation at end of year	$753,975	$496,040

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2014	2013
Change in plan assets:
Fair value of plan assets at beginning of year	$443,973	$376,443
Actual return on plan assets, net	26,186	59,882
Employer contributions	25,654	28,995
Gross benefits paid	(23,489)	(21,347)
Acquisitions	51,718	–
Fair value of plan assets at end of year	$524,042	$443,973

(add 000)	2014	2013
Funded status of the plan at end of year	$(229,933)	$(52,067)
Accrued benefit cost	$(229,933)	$(52,067)

years ended December 31
(add 000)	2014	2013
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(4,183)	$(56)
Noncurrent liability	(225,750)	(52,011)
Net amount recognized at end of year	$(229,933)	$(52,067)

The accumulated benefit obligation for all defined benefit pension plans was $684,647,000 and $453,161,000 at December 31, 2014 and 2013, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31
(add 000)	2014	2013
Projected benefit obligation	$753,975	$495,180
Accumulated benefit obligation	$684,647	$452,449
Fair value of plan assets	$524,042	$443,211

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2014	2013
Discount rate	4.25%	5.17%
Rate of increase in future compensation levels	4.50%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are:

	2014	2013	2012
Discount rate	5.17%	4.24%	5.14%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	7.00%	7.00%	7.25%

The expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.

For 2014, the Corporation estimated the remaining lives of participants in the pension plans using the RP-2014 Mortality Table. The no-collar table was used for salaried participants and the blue-collar table, reflecting the experience of the Corporation’s participants, was used for hourly participants. For 2013, the Corporation used the RP-2000 Mortality Table projected to 2020 with no phased-out improvements. The Corporation used the white-collar table for salaried participants and the blue-collar table for hourly participants. The RP-2000 Mortality Table projected to 2015 with no phased-out improvements was used in 2012.

Martin Marietta  |  Page 32

NOTES TO FINANCIAL STATEMENTS (continued)

The target allocation for 2014 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets
	2014	December 31
Asset Class	Target Allocation	2014	2013
Equity securities	55%	59%	57%
Debt securities	31%	29%	33%
Hedge funds	7%	4%	5%
Real estate	7%	7%	4%
Cash	–	1%	1%
Total	100%	100%	100%

The Corporation’s investment strategy is for approximately 50% of equity securities to be invested in mid-sized to large capitalization U.S. funds with the remaining to be invested in small capitalization, emerging markets and international funds. Debt securities, or fixed income investments, are invested in funds benchmarked to the Barclays U.S. Aggregate Bond Index.

The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

December 31 (add 000)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
		2014
Equity securities:
Mid-sized to large cap	$–	$219,092	$–	$219,092
International and emerging growth funds	–	87,706	–	87,706
Debt securities:
Core fixed income	–	154,997	–	154,997
High-yield bonds	–	–	–	–
Real estate	–	–	20,363	20,363
Hedge funds	–	–	38,264	38,264
Cash	3,620	–	–	3,620
Total	$3,620	$461,795	$58,627	$524,042

		2013
Equity securities:
Mid-sized to large cap	$–	$182,426	$–	$182,426
International and emerging growth funds	–	71,662	–	71,662
Debt securities:
Core fixed income	–	122,327	–	122,327
High-yield bonds	–	24,579	–	24,579
Real estate	–	–	19,357	19,357
Hedge funds	–	–	21,764	21,764
Cash	1,858	–	–	1,858
Total	$1,858	$400,994	$41,121	$443,973

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

The change in the fair value of pension plan assets valued using significant unobservable inputs (Level 3) is as follows:

years ended December 31	Real Estate	Hedge Funds
(add 000)	2014
Balance at beginning of year	$19,357	$21,764
Purchases, sales, settlements, net	441	15,600
Unrealized gain	565	900
Balance at end of year	$20,363	$38,264

	2013
Balance at beginning of year	$17,728	$19,252
Purchases, sales, settlements, net	706	–
Realized gain	11	–
Unrealized gain	912	2,512
Balance at end of year	$19,357	$21,764

In 2014 and 2013, the Corporation made pension and SERP contributions of $25,654,000 and $28,995,000, respectively. The Corporation currently estimates that it will contribute $33,500,000 to its pension and SERP plans in 2015.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2015	$32,025
2016	$33,821
2017	$35,540
2018	$37,217
2019	$38,976
Years 2020 - 2024	$219,357

Martin Marietta | Page 33

NOTES TO FINANCIAL STATEMENTS (continued)

Postretirement Benefits. The net periodic postretirement benefit (credit) cost of postretirement plans includes the following components:

years ended December 31
(add 000)	2014	2013	2012
Components of net periodic benefit credit:
Service cost	$206	$227	$227
Interest cost	1,164	1,013	1,234
Amortization of:
Prior service credit	(3,255)	(3,255)	(3,255)
Actuarial (gain) loss	(266)	25	(283)
Total net periodic benefit credit	$(2,151)	$(1,990)	$(2,077)

The Corporation recognized the following amounts in consolidated comprehensive earnings:

years ended December 31
(add 000)	2014	2013	2012
Actuarial (gain) loss	$(3,026)	$(1,011)	$1,993
Prior service credit	–	–	–
Amortization of:
Prior service credit	3,255	3,255	3,255
Actuarial gain (loss)	266	(25)	283
Total	$495	$2,219	$5,531

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2014		2013
(add 000)	Gross	Net of tax	Gross	Net of tax
Prior service credit	$(7,088)	$(4,316)	$(10,343)	$(6,252)
Actuarial gain	(4,733)	(2,883)	(1,970)	(1,192)
Total	$(11,821)	$(7,199)	$(12,313)	$(7,444)

The prior service credit and actuarial gain expected to be recognized in net periodic benefit cost during 2015 is $2,302,000 (net of a deferred tax liability of $907,000) and $328,000 (net of a deferred tax liability of $129,000), respectively, and are included in accumulated other comprehensive loss at December 31, 2014.

The postretirement health care plans’ change in benefit obligation is as follows:

years ended December 31
(add 000)	2014	2013
Change in benefit obligation:
Net benefit obligation at beginning of year	$27,352	$29,095
Service cost	206	227
Interest cost	1,164	1,013
Participants’ contributions	2,100	1,370
Actuarial gain	(3,026)	(1,011)
Gross benefits paid	(4,856)	(3,342)
Acquisitions	2,146	–
Net benefit obligation at end of year	$25,086	$27,352

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2014	2013
Change in plan assets:
Fair value of plan assets at beginning of year	$–	$–
Employer contributions	2,756	1,972
Participants’ contributions	2,100	1,370
Gross benefits paid	(4,856)	(3,342)
Fair value of plan assets at end of year	$–	$–

December 31
(add 000)	2014	2013
Funded status of the plan at end of year	$(25,086)	$(27,352)
Accrued benefit cost	$(25,086)	$(27,352)

December 31
(add 000)	2014	2013
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(2,770)	$(1,970)
Noncurrent liability	(22,316)	(25,382)
Net amount recognized at end of year	$(25,086)	$(27,352)

Weighted-average assumptions used to determine the post-retirement benefit obligations as of December 31 are:

	2014	2013
Discount rate	3.83%	4.42%

Weighted-average assumptions used to determine net post-retirement benefit cost for the years ended December 31 are:

	2014	2013	2012
Discount rate	4.42%	3.54%	4.44%

Martin Marietta  |  Page 34

NOTES TO FINANCIAL STATEMENTS (continued)

For 2014, the Corporation estimated the remaining lives of participants in the postretirement plan using the RP-2014 table. For 2013, the Corporation used the RP-2000 Mortality Table. The RP-2000 Mortality Table projected to 2015 with no phased-out improvements was used in 2012.

Assumed health care cost trend rates at December 31 are:

	2014	2013
Health care cost trend rate assumed for next year	7.0%	7.5%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2019	2019

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)
Total service and interest cost components	$56	$(48)
Postretirement benefit obligation	$1,387	$(1,196)

The Corporation estimates that it will contribute $2,770,000 to its postretirement health care plans in 2015.

The total expected benefit payments to be paid by the Corporation, net of participant contributions, for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2015	$2,770
2016	$2,438
2017	$2,383
2018	$2,293
2019	$2,156
Years 2020 - 2024	$8,899

Defined Contribution Plans. The Corporation maintains defined contribution plans that cover substantially all employees. These plans, qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were

$8,602,000 in 2014, $7,097,000 in 2013 and $6,216,000 in 2012. Matching contributions reflect the participation of the new employees effective July 1, 2014 in connection with the TXI acquisition.

Postemployment Benefits. The Corporation has accrued postemployment benefits of $1,267,000 and $1,096,000 at December 31, 2014 and 2013, respectively.

Note K: Stock-Based Compensation

The shareholders approved, on May 23, 2006, the Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”). The Corporation has been authorized by the Board of Directors to repurchase shares of the Corporation’s common stock for issuance under the Plans (see Note M).

Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. Options become exercisable in four annual installments beginning one year after date of grant. Options granted in 2014 and 2013 expire ten years after the grant date while outstanding options granted prior to 2013 expire eight years after the grant date.

In connection with the TXI acquisition, the Corporation issued 821,282 Martin Marietta stock options (“Replacement Options”) to holders of outstanding TXI stock options at the acquisition date. The Corporation issued 0.7 Replacement Options for each outstanding TXI stock option, and the Replacement Option prices reflected the exchange ratio. The Replacement Options will expire on the original contractual dates when the TXI stock options were initially issued. Consistent with the terms of the Corporation’s other outstanding stock options, Replacement Options expire 90 days after employment is terminated.

Prior to 2009, each nonemployee Board of Director member received 3,000 non-qualified stock options annually. These options have an exercise price equal to the market value at the date of grant, vested immediately and expire ten years from the grant date.

Martin Marietta  |  Page 35

NOTES TO FINANCIAL STATEMENTS (continued)

The following table includes summary information for stock options as of December 31, 2014:

	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2014	882,416	$102.74
Granted	55,981	$121.00
Granted - Replacement Options	821,282	$56.66
Exercised	(697,154)	$59.98
Terminated	(8,090)	$45.12
Outstanding at December 31, 2014	1,054,435	$96.53	3.5
Exercisable at December 31, 2014	906,719	$95.67	2.8

The weighted-average grant-date exercise price of options granted during 2014, 2013 and 2012 was $121.00, $108.24 and $69.12, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2014, 2013 and 2012 were $9,709,000, $7,142,000 and $7,176,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2014 were $23,806,000 and $21,954,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2014, which was $110.32.

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

The Corporation grants restricted stock awards under the Plans to a group of executive officers, key personnel and non-employee Board of Directors. The vesting of certain restricted stock awards is based on specific performance criteria over a specified period of time. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee Board of Directors vest immediately.

The following table summarizes information for incentive compensation awards and restricted stock awards as of December 31, 2014:

	Incentive Compensation		Restricted Stock
	Number of Awards	Weighted- Average Grant-Date Fair Value	Number of Awards	Weighted- Average Grant-Date Fair Value
January 1, 2014	25,131	$88.51	197,049	$87.91
Awarded	13,964	$109.17	168,509	$126.88
Distributed	(11,293)	$81.91	(28,624)	$95.79
Forfeited	(194)	$95.73	(1,316)	$97.37
December 31, 2014	27,608	$101.61	335,618	$106.77

The weighted-average grant-date fair value of incentive compensation awards granted during 2014, 2013 and 2012 was $109.17, $99.23 and $81.41, respectively. The weighted-average grant-date fair value of restricted stock awards granted during 2014, 2013 and 2012 was $126.88, $108.24 and $69.12, respectively.

The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2014 were $801,000 and $37,025,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2014, which was $110.32. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2014, 2013 and 2012 were $584,000, $466,000 and $375,000, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2014, 2013 and 2012 were $3,555,000, $9,413,000 and $8,695,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution.

Martin Marietta  |  Page 36

NOTES TO FINANCIAL STATEMENTS (continued)

At December 31, 2014, there are approximately 2,152,000 awards available for grant under the Plans.

In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2014, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.

The Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee Board of Directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. In 2014, members of the Board of Directors were required to defer at least 20% of their retainer in the form of the Corporation’s common stock at a 20% discount to market value. Nonemployee Board of Directors elected to defer portions of their fees representing 3,804, 6,583 and 9,502 shares of the Corporation’s common stock under this plan during 2014, 2013 and 2012, respectively.

The following table summarizes stock-based compensation expense for the years ended December 31, 2014, 2013 and 2012, unrecognized compensation cost for nonvested awards at December 31, 2014 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

(add 000, except year data)	Stock Options	Restricted Stock	Incentive Compen- sation	Directors’ Awards	Total
Stock-based compensation expense recognized for years ended December 31:
2014	$ 2,020	$ 6,189	$ 257	$ 527	$ 8,993
2013	$ 1,734	$ 4,377	$ 229	$ 668	$ 7,008
2012	$ 1,835	$ 4,980	$ 237	$ 729	$ 7,781
Unrecognized compensation cost at December 31, 2014:
	$ 2,241	$ 20,096	$ 241	$ –	$22,578
Weighted-average period over which unrecognized compensation cost will be recognized:
	2.0 years	3.6 years	1.6 years	–

For the years ended December 31, 2014, 2013 and 2012, the Corporation recognized a tax benefit related to stock-based compensation expense of $3,542,000, $2,772,000 and $3,077,000, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2014:

(add 000)
2015	$8,407
2016	6,182
2017	3,482
2018	2,743
2019	1,764
Total	$22,578

Stock-based compensation expense is included in selling, general and administrative expenses in the Corporation’s consolidated statements of earnings.

Note L: Leases

Total lease expense for operating leases was $59,590,000, $45,093,000 and $44,177,000 for the years ended December 31, 2014, 2013 and 2012, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $50,535,000, $41,604,000 and $43,445,000 for the years ended December 31, 2014, 2013 and 2012, respectively. The Corporation also has capital lease obligations for machinery and equipment.

Future minimum lease and royalty commitments for all non-cancelable agreements and capital lease obligations as of December 31, 2014 are as follows:

(add 000)	Capital Leases	Operating Leases and Royalty Commitments
2015	$4,517	$108,622
2016	4,382	75,717
2017	3,823	63,866
2018	2,928	31,029
2019	2,819	20,377
Thereafter	8,477	133,592
Total	26,946	$433,203
Less: imputed interest	(5,085)
Present value of minimum lease payments	21,861
Less: current capital lease obligations	(3,407)
Long-term capital lease obligations	$18,454

Martin Marietta  |  Page 37

NOTES TO FINANCIAL STATEMENTS (continued)

Of the total future minimum commitments, $58,255,000 relates to the Corporation’s contracts of affreightment.

Note M: Shareholders’ Equity

The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2014, approximately 3,934,000 common shares were reserved for issuance under stock-based plans.

Pursuant to authority granted by its Board of Directors, the Corporation can repurchase common stock through open-market purchases. The Corporation did not repurchase any shares of common stock during 2014, 2013 or 2012. At December 31, 2014, 5,041,900 shares of common stock were remaining under the Corporation’s repurchase authorization.

Subsequent to December 31, 2014, the Board of Directors authorized a share repurchase program of up to 20,000,000 shares of the Corporation’s common stock. The authorization includes the shares that were authorized as of December 31, 2014.

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

Asset Retirement Obligations. The Corporation incurs reclamation and teardown costs as part of its mining and production processes. Estimated future obligations are discounted to their present value and accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are depreciated over the period until retirement activities are expected to occur. Total accretion and depreciation expenses for 2014, 2013 and 2012 were $4,584,000, $3,793,000 and $3,743,000, respectively, and are included in other operating income and expenses, net, in the consolidated statements of earnings.

Projected estimated asset retirement obligations should include a market risk premium representing the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future. However, due to the average remaining quarry life exceeding 60 years at normalized production rates, the nature of quarry reclamation work, and the long expected lives of the Cement and Magnesia Specialties plants, the Corporation believes that it is impractical for external parties to agree to a fixed price today. Therefore, a market risk premium has not been included in the estimated asset retirement obligations.

Martin Marietta  |  Page 38

NOTES TO FINANCIAL STATEMENTS (continued)

The following shows the changes in the asset retirement obligations:

years ended December 31
(add 000)	2014	2013
Balance at beginning of year	$48,727	$46,173
Accretion expense	2,818	2,777
Liabilities incurred and assumed in business combinations	20,984	2,240
Liabilities settled	(2,061)	–
Revisions in estimated cash flows	(46)	(2,463)
Balance at end of year	$70,422	$48,727

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

The United States Environmental Protection Agency (“EPA”) includes the lime industry as a national enforcement priority under the federal Clean Air Act (“CAA”). As part of the industry-wide effort, the EPA issued Notices of Violation/Findings of Violation (“NOVs”) to the Corporation in 2010 and 2011 regarding its compliance with the CAA New Source Review (“NSR”) program at its Magnesia Specialties dolomitic lime manufacturing plant in Woodville, Ohio. The Corporation has been providing information to the EPA in response to these NOVs and has had several meetings with the EPA. The Corporation believes it is in substantial compliance with the NSR program. At this time, the Corporation cannot reasonably estimate what likely penalties or upgrades to equipment might ultimately be required. The Corporation believes that any costs related to any required upgrades to capital equipment will be spread over time and will not have a material adverse effect on the Corporation’s results of operations or its financial condition, but can give no assurance that the ultimate resolution of this matter will not have a material adverse effect on the financial condition or results of operations of the Magnesia Specialties segment.

Insurance Reserves. The Corporation has insurance coverage for workers’ compensation, automobile liability, marine liability and general liability claims. The Corporation is also self-insured for health claims. At December 31, 2014 and 2013, reserves of $42,522,000 and $25,529,000, respectively, were recorded for all such insurance claims. The Corporation carries various risk deductible workers’ compensation policies related to its workers’ compensation liabilities. The Corporation records the workers’ compensation reserves based on an actuarial-determined analysis. This analysis calculates development factors, which are applied to total reserves within the workers’ compensation program. While the Corporation believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience and/or significant changes in these assumptions may materially affect workers’ compensation costs.

Letters of Credit. In the normal course of business, the Corporation provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, utilities and property improvements. At December 31, 2014, the Corporation was contingently liable for $46,485,000 in letters of credit, of which $2,507,000 were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s consolidated balance sheet.

Surety Bonds. In the normal course of business, at December 31, 2014, the Corporation was contingently liable for $305,237,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. Certain of these underlying obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s consolidated balance sheet. Five of these bonds total $87,283,000, or 29% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance company, Safeco Corporation, a subsidiary of Liberty Mutual Group, against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Martin Marietta  |  Page 39

NOTES TO FINANCIAL STATEMENTS (continued)

Borrowing Arrangements with Affiliate. The Corporation is a co-borrower with an unconsolidated affiliate for a $25,000,000 revolving line of credit agreement with BB&T. The line of credit expires in December 2015. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from this agreement. The Corporation holds a lien on the affiliate’s membership interest in a joint venture as collateral for payment under the revolving line of credit.

In 2013, the Corporation loaned $3,402,000 to this unconsolidated affiliate to repay in full the outstanding balance of the affiliate’s loan with Bank of America, N.A. and entered into a loan agreement with the affiliate for monthly repayment of principal and interest of that loan amount through May 2016. The Corporation holds a lien on the affiliate’s property as collateral for payment under the loan and security agreement. As of December 31, 2014, the amount due from the affiliate related to this loan was $1,808,000.

In 2014, the Corporation loaned the unconsolidated affiliate a total of $6,000,000 as an interest-only note due December 29, 2016.

Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $116,681,000 as of December 31, 2014. The Corporation also had other purchase obligations related to energy and service contracts of $103,861,000 as of December 31, 2014. The Corporation’s contractual purchase commitments as of December 31, 2014 are as follows:

(add 000)
2015	$171,367
2016	38,435
2017	4,302
2018	826
2019	826
Thereafter	4,821
Total	$220,542

Capital expenditures in 2014, 2013 and 2012 that were purchase commitments as of the prior year end were $34,135,000, $15,839,000 and $33,654,000, respectively.

Employees. Approximately 13% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. The Corporation maintains collective bargaining agreements relating to the union employees within the Aggregates business and the Cement and Magnesia Specialties segments. Of the Cement segment located in California and Texas, 100% of its hourly employees at the Oro Grande cement plant and Crestmore clinker grinding facility, both located in California, are represented by labor unions. The Oro Grande collective bargaining agreement expires June 2015, and management does not anticipate any difficulties renewing this labor contract. The Crestmore collective bargaining agreement expires in August 2016. Of the Magnesia Specialties segment, located in Manistee, Michigan and Woodville, Ohio, 100% of its hourly employees are represented by labor unions. The Manistee collective bargaining agreement expires in August 2015. Management does not anticipate any difficulties in renewing the Manistee labor contract. The Woodville collective bargaining agreement expires in May 2018.

Note O: Business Segments

The Aggregates business is comprised of divisions which represent operating segments. Disclosures for certain divisions are consolidated as reportable segments for financial reporting purposes as they meet the aggregation criteria. The Aggregates business contains three reportable segments: Mid-America Group, Southeast Group and West Group. The Cement and Magnesia Specialties businesses also represent individual reportable segments. The accounting policies used for segment reporting are the same as those described in Note A.

The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Consolidated earnings from operations equal net sales less cost of sales, selling, general and administrative expenses, and business development costs; include other operating income and expenses; and exclude interest expense, other nonoperating income and expenses, net, and taxes on income. Corporate consolidated earnings from operations primarily include depreciation on capitalized interest, expenses for corporate administrative functions, acquisition-related expenses, net, unallocated corporate expenses and other nonrecurring and/or non-operational income and expenses excluded from the Corporation’s evaluation of business segment performance and resource allocation. All debt and related interest expense is held at Corporate.

Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash and cash equivalents, property, plant and equipment for corporate operations, investments and other assets not directly identifiable with a reportable business segment.

Martin Marietta  |  Page 40

NOTES TO FINANCIAL STATEMENTS (continued)

The following tables display selected financial data for the Corporation’s reportable business segments.

Selected Financial Data by Business Segment

years ended December 31
(add 000)

Total revenues	2014	2013	2012
Mid-America Group	$848,855	$789,806	$761,704
Southeast Group	274,352	245,340	243,442
West Group	1,356,283	875,588	806,043
Total Aggregates Business	2,479,490	1,910,734	1,811,189
Cement	221,759	–	–
Magnesia Specialties	256,702	244,817	220,712
Total	$2,957,951	$2,155,551	$2,031,901

Net sales
Mid-America Group	$770,568	$720,007	$695,819
Southeast Group	254,986	226,437	226,232
West Group	1,207,879	771,133	708,689
Total Aggregates Business	2,233,433	1,717,577	1,630,740
Cement	209,556	–	–
Magnesia Specialties	236,106	225,641	202,217
Total	$2,679,095	$1,943,218	$1,832,957

Gross profit (loss)
Mid-America Group	$216,883	$192,747	$185,191
Southeast Group	10,653	(3,515)	(6,051)
West Group	155,678	92,513	76,212
Total Aggregates Business	383,214	281,745	255,352
Cement	52,469	–	–
Magnesia Specialties	84,594	83,703	77,223
Corporate	2,083	(1,491)	(5,441)
Total	$522,360	$363,957	$327,134

Selling, general and administrative expenses
Mid-America Group	$52,217	$53,683	$56,092
Southeast Group	17,788	18,081	18,250
West Group	50,147	42,929	42,082
Total Aggregates Business	120,152	114,693	116,424
Cement	12,741	–	–
Magnesia Specialties	9,776	10,165	9,295
Corporate	26,576	25,233	12,679
Total	$169,245	$150,091	$138,398

Earnings (Loss) from operations
Mid-America Group	$172,208	$144,269	$133,387
Southeast Group	(5,293)	(19,849)	(25,495)
West Group	153,182	53,150	36,858
Total Aggregates Business	320,097	177,570	144,750
Cement	40,751	–	–
Magnesia Specialties	74,805	73,506	68,542
Corporate	(120,780)	(33,088)	(57,122)
Total	$314,873	$217,988	$156,170

years ended December 31
(add 000)

Assets employed	2014	2013	2012
Mid-America Group	$1,290,833	$1,242,394	$1,137,480
Southeast Group	604,044	611,906	608,360
West Group	1,844,028	1,030,599	1,047,286
Total Aggregates Business	3,738,905	2,884,899	2,793,126
Cement	3,052,171	–	–
Magnesia Specialties	150,359	154,024	157,673
Corporate	522,957	220,903	210,127
Total	$7,464,392	$3,259,826	$3,160,926

Depreciation, depletion and amortization
Mid-America Group	$63,294	$66,381	$69,915
Southeast Group	31,955	32,556	35,026
West Group	74,283	56,004	56,526
Total Aggregates Business	169,532	154,941	161,467
Cement	30,620	–	–
Magnesia Specialties	10,394	10,564	7,838
Corporate	12,200	8,256	7,906
Total	$222,746	$173,761	$177,211

Total property additions
Mid-America Group	$76,753	$82,667	$57,125
Southeast Group	23,326	72,907	22,594
West Group	753,342	53,530	29,234
Total Aggregates Business	853,421	209,104	108,953
Cement	975,063	–	–
Magnesia Specialties	2,588	4,700	38,873
Corporate	15,349	6,477	3,887
Total	$1,846,421	$220,281	$151,713

Property additions through acquisitions
Mid-America Group	$–	$244	$–
Southeast Group	–	54,463	–
West Group	632,560	–	690
Total Aggregates Business	632,560	54,707	690
Cement	970,300	–	–
Magnesia Specialties	–	–	–
Corporate	–	–	–
Total	$1,602,860	$54,707	$690

All of the property additions through acquisitions in 2014 relate to TXI.

The Corporation acquired machinery and equipment of $7,788,000 and $10,341,000 in 2014 and 2013, respectively, through capital leases. The Corporation also acquired $3,591,000 of land via noncash transactions and asset exchanges in 2014.

Martin Marietta  |  Page 41

NOTES TO FINANCIAL STATEMENTS (continued)

The Aggregates business includes the aggregates product line and aggregates-related downstream operations, which include the asphalt, ready mixed concrete and road paving product lines. All aggregates-related downstream operations reside in the West Group. Total revenues, net sales and gross profit by product line for the Aggregates business, which are reconciled to consolidated amounts, are as follows:

years ended December 31
(add 000)
Total revenues	2014	2013	2012
Aggregates	$1,805,824	$1,527,986	$1,470,954
Asphalt	85,822	78,863	93,288
Ready Mixed Concrete	431,229	146,085	110,562
Road Paving	156,615	157,800	136,385
Total Aggregates Business	2,479,490	1,910,734	1,811,189
Cement	221,759	–	–
Magnesia Specialties	256,702	244,817	220,712
Total	$2,957,951	$2,155,551	$2,031,901

Net sales
Aggregates	$1,570,022	$1,347,486	$1,303,975
Asphalt	76,278	66,216	79,816
Ready Mixed Concrete	430,519	146,079	110,554
Road Paving	156,614	157,796	136,395
Total Aggregates Business	2,233,433	1,717,577	1,630,740
Cement	209,556	–	–
Magnesia Specialties	236,106	225,641	202,217
Total	$2,679,095	$1,943,218	$1,832,957

Gross profit (loss)
Aggregates	$324,093	$259,054	$240,614
Asphalt	13,552	12,928	12,099
Ready Mixed Concrete	39,129	8,337	59
Road Paving	6,440	1,426	2,580
Total Aggregates Business	383,214	281,745	255,352
Cement	52,469	–	–
Magnesia Specialties	84,594	83,703	77,223
Corporate	2,083	(1,491)	(5,441)
Total	$522,360	$363,957	$327,134

Domestic and foreign total revenues are as follows:

years ended December 31
(add 000)	2014	2013	2012
Domestic	$2,912,115	$2,113,068	$1,987,228
Foreign	45,836	42,483	44,673
Total	$2,957,951	$2,155,551	$2,031,901

Note P: Supplemental Cash Flow Information

The components of the change in other assets and liabilities, net, are as follows:

years ended December 31
(add 000)	2014	2013	2012
Other current and noncurrent assets	$8,066	$1,186	$(2,354)
Accrued salaries, benefits and payroll taxes	10,136	(4,276)	7
Accrued insurance and other taxes	(17,641)	421	2,274
Accrued income taxes	27,680	3,889	(13,343)
Accrued pension, postretirement and postemployment benefits	1,150	(4,795)	(13,904)
Other current and noncurrent liabilities	(10,681)	7,373	3,836
Change in other assets and liabilities	$18,710	$3,798	$(23,484)

The change in accrued salaries, benefits and payroll taxes from 2013 to 2014 was attributable to an increase in the TXI-related severance accrual of $11,444,000. The change in accrued insurance and other taxes from 2013 to 2014 was attributable to, among other changes, a decrease in accrued property taxes of $6,833,000 (net of accrued property taxes acquired with TXI). The change in accrued income taxes was attributable to the Corporation’s tax liability position of $23,000,000 in 2014 versus the tax refund position of $5,000,000 in 2013. The change in other current and noncurrent liabilities in 2014 was primarily attributable to the payment of $22,714,000 for accrued interest on the notes assumed from TXI.

Noncash investing and financing activities are as follows:

years ended December 31
(add 000)	2014	2013	2012
Noncash investing and financing activities:
Acquisition of assets through asset exchange	$2,091	$–	$690
Acquisition of assets through capital lease	$7,788	$10,341	$–
Seller financing of land purchase	$1,500	$–	$–
Acquisition of TXI net assets through issuances of common stock and options (See Note C)	$2,691,986	$–	$–

Note Q: Other Expenses

In 2012, the Corporation incurred business development costs of $35,140,000, which decreased 2012 consolidated net earnings by $21,242,000, or $0.46 per diluted share.

In 2012, the Corporation incurred early retirement and severance expenses totaling $3,885,000, or $0.05 per diluted share. These nonrecurring charges are included in selling, general and administrative expenses in the consolidated statements of earnings.

Martin Marietta  |  Page 42

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INTRODUCTORY OVERVIEW

Martin Marietta Materials, Inc. (the “Corporation” or “Martin Marietta”) is a leading supplier of aggregates products (crushed stone, sand and gravel) and heavy building materials (cement) for the construction industry, including infrastructure, nonresidential, residential, railroad ballast, agricultural and chemical grade stone used in environmental applications. The Corporation’s annual consolidated net sales and operating earnings are predominately derived from its Aggregates business, which mines and processes granite, limestone, sand and gravel. The Aggregates business also includes other aggregates-related downstream business, including asphalt, ready mixed concrete and road paving construction services.

At December 31, 2014, the Aggregates business included the following reportable segments, operating locations, primary product lines, types of aggregates locations and transportation modes:

AGGREGATES BUSINESS

Reportable Segments	Mid-America Group	Southeast Group	West Group
Operating Locations	Indiana, Iowa, northern Kansas, Kentucky, Maryland, Minnesota, Missouri, eastern Nebraska, North Carolina, Ohio, South Carolina, Virginia, Washington and West Virginia	Alabama, Florida, Georgia, Mississippi, Tennessee, Nova Scotia and the Bahamas	Arkansas, Colorado, southern Kansas, Louisiana, western Nebraska, Nevada, Oklahoma, Texas, Utah and Wyoming
Primary Product Lines	Aggregates (crushed stone, sand and gravel)	Aggregates (crushed stone, sand and gravel)	Aggregates (crushed stone, sand and gravel), asphalt, ready mixed concrete and road paving
Primary Types of Aggregates Locations	Quarries and Distribution Facilities	Quarries and Distribution Facilities	Quarries and Distribution Facilities
Primary Modes of Transportation for Aggregates Product Line	Truck and Rail	Truck, Rail and Water	Truck and Rail

The Corporation acquired its Cement business in connection with its acquisition of Texas Industries, Inc. (“TXI”) in July 2014. This business, which produces Portland and specialty cements, such as masonry and oil well cements, includes production facilities located in Midlothian, Texas, south of Dallas/Fort Worth; Hunter, Texas, south of San Antonio; and Oro Grande, near Los Angeles, California. Note B of the audited consolidated financial statements includes additional information about the acquisition. Similar to the Aggregates business, cement is used in infrastructure projects, nonresidential and residential construction, and railroad, agricultural, utility and environmental industries. The limestone reserves used as a raw material are a part of owned property adjacent to each of the plants. The Corporation also operates cement terminals, a packaging facility and cement grinding facility at the Crestmore plant near Riverside, California.

The Magnesia Specialties segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime used in the steel industry.

The Corporation’s overall areas of focus include the following:

•	Maximize long-term shareholder return by remaining disciplined in the pursuit of growth and earnings objectives;
•	Conduct business in compliance with applicable laws, rules, regulations and the highest ethical standards;
•	Protect the safety and well-being of all who come in contact with the Corporation’s products and operations;
•	Reflect all aspects of good corporate citizenship by being responsible neighbors and supporting local communities;
•	Protecting the Earth’s resources and reducing the operations’ environmental impact.

Notable items regarding the Corporation’s 2014 operating results, cash flows and operations include:

Operating Results:

•

Adjusted earnings per diluted share of $3.74, exclusive of acquisition-related expenses, net, related to TXI and the one-time increase in cost of sales for acquired inventory; reported earnings per diluted share of $2.71

•

Earnings before interest expense, income taxes, depreciation, depletion and amortization (“EBITDA”) of $537.0 million; adjusted EBITDA of $590.8 million, which excludes the impact from nonrecurring transaction and integration expenses related to the TXI acquisition

Martin Marietta  |  Page 43

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

•	Return on shareholders’ equity of 5.3% in 2014
•	Aggregates product line volume growth of 13.7% and pricing increase of 4.5%
-	Heritage aggregates product line volume growth of 7.5% and pricing increase of 4.1%
•	Record financial results by the Magnesia Specialties segment, which provided net sales of $236.1 million and earnings from operations of $74.8 million
•	Effective management of controllable production costs, as evidenced by an 80-basis-point expansion of consolidated gross margin (excluding freight and delivery revenues)
•	Selling, general and administrative expenses of 6.3% as a percentage of net sales, down 140 basis points

Cash Flows:

•

Adjusted operating cash flow, which excludes the impact from nonrecurring transaction and integration expenses related to the TXI acquisition, of $452.0 million; reported operating cash flow of $381.7 million

•	Adjusted cash earnings per share of $7.92, up 19% as compared to 2013
•	Issuance of $400 million of 4.25% ten-year notes and $300 million of three-year variable-rate notes to refinance TXI’s debt
•	Ratio of consolidated debt-to-consolidated EBITDA of 2.46 times for the trailing twelve months ended December 31, 2014, in compliance with the covenant maximum of 3.50 times
•	Cash dividends of $91.3 million, representing $1.60 per common share
•

Capital expenditures of $232.2 million focused on preserving capital while maintaining safe, environmentally-sound operations, along with a continuing investment in land with long-term mineral reserves to serve high-growth markets

Operations:

•	Solid foundation exemplifying disciplined management demonstrated in the seamless acquisition and the continuing integration of TXI
•	Continued focus on safety substantiated by an improved total injury incidence rate, a measurement of employee safety performance
•	Continued to support the communities where the Corporation operates

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

The Corporation continues to view its strategic objectives through the lens of building on the foundation of a world-class aggregates-led business. In the view of management, attractive aggregates markets exhibit population growth or population density, a driver of construction materials consumption or large-scale infrastructure networks; business and employment diversity, a driver of greater economic stability; and superior state financial position, a driver of public infrastructure growth. In light of these objectives, management intends to emphasize, among other things, the following strategic, financial and operational initiatives in 2015:

Strategic:

•

Pursuing aggregates-led expansion through acquisitions that complement existing operations (i.e., bolt-on acquisitions) and acquisitions that provide leadership entry into a new market (i.e., platform acquisitions)

•	Leveraging competitive advantage from the Corporation’s long-haul distribution network
•	Optimizing the Corporation’s current asset base to continue to enhance shareholder value

Financial:

•	Maintaining the Corporation’s strong financial position while advancing strategic objectives
•

Increasing the incremental gross margin of the aggregates product line toward management’s targeted goal of an average of 60% over the course of a 40 million ton recovery in the business cycle, including recovery in the southeastern U.S. markets

•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business
•	Returning cash to shareholders through sustainable dividends and share repurchases

Martin Marietta  |  Page 44

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Operational:

•	Continuing to focus on sustainability practices, including improved safety performance
•	Maintaining a focus on functional excellence leading to cost containment and operational efficiencies, particularly in the ongoing efforts of the TXI integration
-	Expected annual synergies of $100 million by 2016
-	Utilize more than $500 million of existing net operating loss carryforwards from TXI through 2016
-	Realize incremental value from possible divestiture of identified non-operating real estate assets
•	Investing in value-added growth initiatives and success- fully integrating them with the Corporation’s heritage operations
•	Using best practices and information technology to drive improved cost performance
•	Effectively serving high-growth markets
•	Continuing the industry differentiating performance and operating results of the Magnesia Specialties segment

Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.

Acquisition of TXI

On July 1, 2014, the Corporation completed the acquisition of TXI by issuing 0.7 shares of the Corporation’s common stock in exchange for each outstanding share of TXI common stock. In total, the Corporation issued 20.3 million shares of common stock. Inclusive of the effect of TXI’s outstanding stock-based compensation awards at the date of the acquisition, the total purchase consideration was $2.757 billion.

TXI was the largest supplier of construction aggregates, ready mixed concrete, concrete products and cement in Texas and a major cement producer in California. The combination expands the Corporation’s geographic footprint and positions the Corporation to benefit from the strength of the combined aggregates platform.

In addition to the Cement business, in the TXI acquisition the Corporation acquired nine quarries and six aggregates distribution terminals located in Texas, Louisiana and Oklahoma. The Corporation also acquired approximately 120 ready mixed concrete plants, situated primarily in three areas in Texas (the Dallas/Fort Worth/Denton area of north Texas; the Austin area of central Texas; and from Beaumont to Texarkana in east Texas), in north and central Louisiana, and in southwestern Arkansas. The acquired aggregates and ready mixed concrete operations are reported in the Corporation’s West Group.

As part of an agreement with the U.S. Department of Justice’s review of the transaction, the Corporation divested its North Troy Quarry in Oklahoma and two related rail distribution yards, one in Dallas and a second in Frisco, Texas.

Aggregates Industry Economic Considerations

The construction aggregates industry is a mature, cyclical business dependent on activity within the construction marketplace. In 2014, the Corporation’s heritage aggregates shipments improved 7.5% compared with 2013 levels. The Corporation’s annual aggregates shipments have ranged from 122 million tons to 147 million tons over the past four years, indicative of a certain degree of volume stability, albeit at historically low levels, in a cyclical trough environment. Prior to 2010, the economic recession resulted in unprecedented reductions in aggregates shipments, as evidenced by United States aggregates consumption declining by almost 40% from peak volumes in 2006.

The principal end-use markets of the aggregates industry are public infrastructure (i.e., highways; streets; roads; bridges; schools and prisons); nonresidential construction (i.e., manufacturing and distribution facilities; industrial complexes; office buildings; large retailers and wholesalers; and malls); and residential construction (i.e., subdivision development; and single- and multi-family housing). Aggregates products are also used in the railroad, agricultural, utility and environmental industries. Ballast is an aggregates product used to line railroad track beds and, increasingly, concrete rail ties are being used as a substitute for wooden ties. Agricultural lime, a high-calcium carbonate material, is used as a supplement in animal feed, a soil acidity neutralizer and agricultural growth enhancer. High-calcium limestone is used as filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade high-calcium limestone is used as a desulfurization material in utility plants. Limestone can also be used to absorb moisture, particularly around building foundations. Stone is used as a stabilizing material to control erosion caused by water runoff or at ocean beaches, inlets, rivers and streams.

Martin Marietta  |  Page 45

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

As discussed further under the section Aggregates and Cement Industries and Corporation Trends on pages 60 through 62, end-use markets respond to changing economic conditions in different ways. Public infrastructure construction has historically been more stable than nonresidential and residential construction due to typically stable and predictable funding from federal, state and local governments, with approximately half from the federal government and half from state and local governments. In recent history, however, the construction aggregates industry has experienced unprecedented uncertainty as it relates to both the timing and amount of future long-term federal infrastructure funding. The Moving Ahead for Progress in the 21st Century Act, or MAP-21, is a federal surface transportation bill providing annual funding of approximately $40 billion. MAP-21 expired by its terms on September 30, 2014. However, as Congress continues to deliberate a successor bill, the provisions of MAP-21 have been extended through May 31, 2015. Additionally, Congress authorized a $10.8 billion General Fund transfer to the Highway Trust Fund to maintain its solvency. These measures have not completely alleviated the reluctance by some states and municipalities to commit to large-scale, multi-year infrastructure projects supported by federal aid. However, during the period of uncertainty in the level of federal funding, some states have shown a commitment to securing alternative funding sources. For example, voters in Texas passed Proposition 1 in the November 2014 elections, which authorizes annual disbursements from the state’s oil and gas production tax collections to the State Highway Fund. Supported by state-spending programs, heritage aggregates volumes to the infrastructure market increased 6% compared with 2013. Overall, the infrastructure market accounted for 44% of the Corporation’s 2014 aggregates product line shipments. The continued impact of the Transportation Infrastructure Finance and Innovation Act (“TIFIA”) component of MAP-21, which has the ability to leverage up to $50 billion in financing for transportation projects of either national or regional significance, along with actions of the Corporation’s key states to utilize various funding alternatives to support important infrastructure jobs, should provide an impetus for increased infrastructure spending in 2015 and beyond.

MARKETS AGGREGATES PRODUCT LINE (Estimated percentage of shipments)

	2010	2011	2012	2013	2014	5-Year Average
Infrastructure	49%	48%	47%	48%	44%	47%
Nonresidential	27%	27%	29%	29%	32%	29%
Residential	10%	11%	12%	12%	14%	12%
ChemRock/Rail	14%	14%	12%	11%	10%	12%

Source: Corporation data

Nonresidential and residential construction levels are interest rate-sensitive and typically move in direct correlation with economic cycles. In 2014, construction growth was driven by private-sector activity. The Corporation’s aggregates volumes to the nonresidential construction market, which accounted for 32% of the Corporation’s 2014 aggregates shipments, increased 9% in 2014. The Dodge Momentum Index, a 12-month leading indicator of construction spending for nonresidential building compiled by McGraw Hill Construction, reached 128.7 in December 2014, an increase of 4% compared with the prior month and an increase of 9% compared with the prior year.

Growth was notable in energy-related shipments, which benefitted from shale energy projects, principally in South Texas, as well as energy-related industrial activity. Additionally, aggregates shipments to the commercial component of the nonresidential market, namely office and retail, increased in certain of the Corporation’s geographic markets in Colorado, Georgia, North Carolina and Texas. The recent strengthening of the residential market precipitated increased nonresidential construction activities to serve growing populations. Recently, the rate of growth in residential construction has slowed, but the nonresidential construction market continues to gain momentum. This evolution is in line with expectations, as the commercial component of nonresidential construction generally follows the residential construction market with a 12-to-18-month lag. With the recent decline in global oil prices, there is uncertainty of the impact this decline will have on the currently strong Texas economy.

Martin Marietta  |  Page 46

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The residential construction market accounted for 14% of the Corporation’s 2014 aggregates shipments, in line with the historical average, and aggregates volumes to this market increased 12% over 2013. While housing strength varies considerably in different areas of the United States, several of the Corporation’s key geographic markets, including Florida, Georgia, North Carolina and Texas, are experiencing significant residential growth. As reported by the United States Census Bureau, the total value of private residential construction put in place increased 5% in 2014. Housing starts, a key indicator for residential construction activity, continue to show year-over-year improvement, although starts remain below the 50-year historical annual average of 1.5 million units. For 2014, annual housing starts were up 3% to an estimated 1,004,000, as reported by the United States Census Bureau, and the rate of housing starts continues to exceed completions. This trend is expected to continue in 2015.

Shipments of chemical rock (comprised primarily of high- calcium carbonate material used for agricultural lime and flue gas desulfurization) and ballast products (collectively, referred to as “ChemRock/Rail”) accounted for 10% of the Corporation’s aggregates shipments and increased 4% in 2014 reflecting growth non-construction, specifically landscaping and backfill.

Shipments of aggregates-related downstream products typically follow construction aggregates trends.

In 2014, the Corporation shipped 146.0 million tons of aggregates to customers in 32 states, Canada, the Bahamas and the Caribbean Islands from approximately 270 aggregates quarries and distribution yards. The Corporation also shipped 3.3 million tons of asphalt and 4.8 million cubic yards of ready mixed concrete from 134 plants in Arkansas, Colorado, Louisiana, Texas and Wyoming. While the Aggregates business covers a wide geographic area, financial results depend on the strength of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five sales-generating states – Texas, Colorado, North Carolina, Iowa and Georgia – accounted for 68% of its 2014 net sales by state of destination, while the top ten sales-generating states accounted for 83% of its 2014 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.

2014 NET SALES BY STATE OF DESTINATION AGGREGATES BUSINESS

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

Martin Marietta  |  Page 47

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is locating suitable deposits that can be economically mined at locations that qualify for regulatory permits and are in close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This objective becomes more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering enhanced regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; land acquisition around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; underground mine development; and enhancing its competitive advantage with its long-haul distribution network. The Corporation’s long-haul network moves aggregates materials from domestic and offshore sources, via rail and water, to markets that generally exhibit above-average growth characteristics driven by long-term population growth and density but lack a long-term indigenous supply of coarse aggregates. The movement of aggregates materials through long-haul networks introduces risks to operating results as discussed more fully under the sections Analysis of Aggregates Business Gross Margin and Transportation Exposure on pages 59 and 60 and pages 71 through 73, respectively.

During the late 1990’s and through the early 2000’s, the aggregates industry experienced significant consolidation, and the Corporation actively participated in that industry consolidation. During this period, large (often public) companies acquired small-to-medium-sized businesses, primarily private companies. Thereafter, this consolidation trend slowed as the number of suitable small-to-midsized acquisition targets in high-growth markets declined. In the mid 2000’s, at the apex of the

LONG HAUL DISTRIBUTION NETWORK

Martin Marietta  |  Page 48

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

most recent construction cycle, large public companies acquired other large public companies and paid peak multiples of peak EBITDA, often stretching their financial capacity beyond investment-grade limits. The Corporation was not an active acquirer during this period, as management deemed the values of potential acquisitions to be significantly below the sellers’ expectations. During the recent protracted recession in the construction industry, the Corporation has been successful in executing against its strategic vision, completing several acquisitions, including TXI, as well as asset swaps and divestitures from companies rationalizing non-core assets and repairing financially-constrained balance sheets. As the economy recovers, management anticipates the number of acquisition opportunities should increase as sellers view options for monetizing improving earnings. The Corporation pursues acquisitions that fit its strategic objectives as discussed more fully under the section Aggregates and Cement Industries and Corporation Trends on pages 60 through 62.

Aggregates Business Financial Considerations

The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 69 through 71. Further, operating results and financial performance are sensitive to shipment volumes and changes in selling prices.

Average selling price for the heritage aggregates product line increased 4.1% in 2014. As expected, this overall pricing increase was not uniform throughout the Corporation. Pricing growth was led by the Corporation’s Southeast Group, which reported an aggregates product line price increase of 6.4%, reflecting price increases implemented over the past year.

The production of construction-related aggregates also requires the use of various forms of energy, notably, diesel fuel. Therefore, fluctuations in diesel fuel pricing can significantly affect the Corporation’s operating results. The Corporation’s average price per gallon of diesel fuel in 2014 was 8% lower compared with 2013. However, per gallon diesel prices declined rapidly during December 2014, ending the year at a per gallon price that was 26% below the 2014 average. The Corporation does not hedge its diesel fuel price risk, but instead focuses on volume-related price reductions, fuel efficiency, consumption and the natural hedge typically created by the ability to increase aggregates prices.

Aggregates-related downstream operations, which represented 30% of the Aggregates business’ 2014 total net sales, have inherently lower gross margins (excluding freight and delivery revenues) than the aggregates product line. Market dynamics for these operations include a highly competitive environment and lower barriers to entry. Liquid asphalt and cement are key raw materials in the production of hot mix asphalt and ready mixed concrete, respectively. Therefore, fluctuations in prices for these raw materials directly affect the Corporation’s operating results. Prices for liquid asphalt in 2014 were slightly higher than 2013 prices. Liquid asphalt prices may not always follow other energy products (eg. oil or diesel fuel) because of complexities in the refining process which converts a barrel of oil into other fuels and petrochemical products.

Management evaluates financial performance in a variety of ways. In particular, gross margin (excluding freight and delivery revenues) is a significant measure of financial performance reviewed by management on a site-by-site basis. Management also reviews incremental gross margin, changes in average selling prices, costs per ton shipped, tons produced per worked man hour and return on invested capital, along with other key financial, nonfinancial and employee safety data. Changes in average selling prices demonstrate economic and competitive conditions, while incremental gross margin and changes in costs per ton shipped and tons produced per worked man hour are indicative of operating leverage and efficiency and economic conditions.

Cement Industry Considerations

Cement is the basic binding agent for concrete, a primary construction material. The principal raw material used in the production of cement is calcium carbonate in the form of limestone. The Corporation acquired more than 800 million tons of limestone reserves adjacent to its three cement production plants.

Martin Marietta  |  Page 49

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Similar to the Aggregates business, cement is used in infrastructure projects, nonresidential and residential construction, and railroad, aggregates, utility and environmental industries. Consequently, the cement industry is cyclical and dependent on the strength of the construction sector.

Energy, including electricity and fossil fuels, accounts for approximately one-third of the cement production cost profile. Therefore, profitability of the Cement business is affected by changes in energy prices and the availability of the supply of these products. The Corporation currently has a fixed-price supply contract for coal but also consumes natural gas, alternative fuel and petroleum coke. Further, profitability of the cement business is also subject to kiln maintenance. This process typically requires the plant to be shut down for a period of time as repairs are made. In 2014, the Cement business incurred shutdown costs of $13.3 million during the second half of the year.

The Texas plants are operating between 75 and 85 percent utilization and the California plant is operating in the low 70s percent utilization, reflective of a slower recovery in the southern California construction economy. The Portland Cement Association (“PCA”) anticipates California markets should reach a demand/supply equilibrium during 2016. The Cement business’ leadership, in collaboration with the aggregates and ready mixed concrete teams, have developed strategic plans regarding interplant efficiencies, as well as tactical plans addressing plant utilization and efficiency, providing incremental supply for a sold-out Texas cement market and a road map for significantly improved profitability for 2015 and beyond. Due to the 24/7/365 nature of cement operations, significant gains in plant utilization and efficiency are typically achieved only during plant shutdowns. Further, on October 1, 2014, the Corporation announced a 10 dollar per ton price increase for both the Texas and California markets. In 2014, the Corporation shipped 2.8 million tons of cement; 2.3 million tons to customers in 13 states and 0.5 million tons for internal use. The PCA forecasts high-single digit growth in the cement market in 2015.

Magnesia Specialties Considerations

The Corporation, through its Magnesia Specialties segment, also produces and sells dolomitic lime and magnesia-based chemicals. In 2014, this segment achieved record net sales,

gross profit and earnings from operations. For the year, net sales increased 4.6%, reflecting growth in the chemicals product line. The dolomitic lime business, which represented 33% of Magnesia Specialties’ 2014 net sales, is dependent on the steel industry and operating results are affected by cyclical changes in that industry. The dolomitic lime business runs most profitably at 70% or greater steel utilization; domestic capacity utilization averaged 77% in 2014. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.

A significant portion of costs related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. The Corporation has entered into fixed-price supply contracts for natural gas, coal and petroleum coke to help mitigate this risk. During 2014, the Corporation’s average cost per MCF (thousand cubic feet) for natural gas increased 24% from 2013.

Cash Flow Considerations

The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, dividends, share repurchases and smaller acquisitions. The Corporation has a $600 million credit agreement (the “Credit Agreement”) with a syndicate of banks. The Credit Agreement provides a $350 million five-year senior unsecured revolving facility (the “Revolving Facility”) and a $250 million senior unsecured term loan (the “Term Loan Facility”). As amended in July 2014, the Corporation also has a $250 million trade receivable securitization facility (the “Trade Receivable Facility”).

During 2014, the Corporation made net repayments of long-term debt of $188.5 million. The Corporation assumed $650 million of publicly traded 9.25% notes in connection with the TXI acquisition. These notes were refinanced by paying a make-whole premium and issuing a combination of new fixed- and variable-rate debt in the aggregate principal amount of $700 million. Additionally, during 2014, the Corporation invested $232.2 million in capital expenditures, paid $91.3 million in dividends and made contributions of $25.7 million to its pension plans.

Martin Marietta  |  Page 50

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Cash and cash equivalents on hand, $108.7 million at December 31, 2014, along with the Corporation’s projected internal cash flows and its available financing resources, including access to debt and equity markets, as needed, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, satisfy non-cancelable agreements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. At December 31, 2014, the Corporation had unused borrowing capacity of $347.5 million under its Revolving Facility and $250.0 million under its Trade Receivable Facility, subject to complying with its leverage covenant.

The Corporation’s ability to borrow funds or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. As of December 31, 2014, the Corporation had principal indebtedness of $1.585 billion and future minimum lease and mineral and other royalty commitments for all non-cancelable agreements of $410.7 million. The Corporation’s ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting its consolidated operations, many of which are beyond the Corporation’s control. If the Corporation is unable to generate sufficient cash flow from operations in the future to satisfy its financial obligations, it may be required, among other things, to seek additional financing in the debt or equity markets; to refinance or restructure all or a portion of its indebtedness; to further reduce or delay planned capital or operating expenditures; and/or to suspend or reduce the amount of the cash dividend to shareholders.

An increase in leverage could lead to deterioration in the Corporation’s credit ratings. A reduction in its credit ratings, regardless of the cause, could limit the Corporation’s ability to obtain additional financing and/or increase its cost of obtaining financing.

FINANCIAL OVERVIEW

Highlights of 2014 Financial Performance (all comparisons are versus 2013)

•	Adjusted earnings per diluted share of $3.74

Reported earnings per diluted share	$2.71
Add back:
Acquisition-related expenses, net	0.91
One-time increase in cost of sales for acquired inventory	0.12

Adjusted earnings per diluted share	$3.74

•	Consolidated EBITDA of $537.0 million; adjusted EBITDA of $590.8 million
•	Consolidated net sales of $2.68 billion compared with $1.94 billion, an increase of 38%
–	$2.17 billion of net sales from heritage operations
•	Aggregates product line volume increase of 13.7%; aggregates product line pricing increase of 4.5%
–	Heritage aggregates product line volume increase of 7.5%; heritage aggregates product line pricing increase of 4.1%
•	Magnesia Specialties net sales of $236.1 million and earnings from operations of $74.8 million, both annual records
•	Acquired operations contribute $511.6 million of net sales and $78.9 million of adjusted gross profit
•	Heritage consolidated gross margin (excluding freight and delivery revenues) of 21.0%, up 230 basis points
•	Selling, general and administrative expenses (“SG&A Expenses”) as a percentage of net sales declined 140 basis points
•	Adjusted consolidated earnings from operations of $368.7 million compared with $218.0 million, a 70% increase:

Reported earnings from operations	$314.9
Add back:
TXI acquisition-related expenses, net	42.7
One-time increase in cost of sales for acquired inventory	11.1

Adjusted earnings from operations	$368.7

Martin Marietta  |  Page 51

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Corporation’s consolidated operating results and operating results as a percentage of net sales are as follows:

years ended December 31 (add 000, except for % of net sales)	2014	% of Net Sales	2013	% of Net Sales	2012	% of Net Sales
Net sales	$2,679,095	100.0%	$1,943,218	100.0%	$1,832,957	100.0%
Freight and delivery revenues	278,856		212,333		198,944
Total revenues	2,957,951		2,155,551		2,031,901
Cost of sales	2,156,735	80.5	1,579,261	81.3	1,505,823	82.2
Freight and delivery costs	278,856		212,333		198,944
Total cost of revenues	2,435,591		1,791,594		1,704,767
Gross profit	522,360	19.5	363,957	18.7	327,134	17.8
Selling, general and administrative expenses	169,245	6.3	150,091	7.7	138,398	7.6
Acquisition related expenses, net	42,891	1.6	671	–	35,140	1.9
Other operating income, net	(4,649)	(0.2)	(4,793)	(0.2)	(2,574)	(0.1)
Earnings from operations	314,873	11.8	217,988	11.2	156,170	8.5
Interest expense	66,057	2.5	53,467	2.8	53,339	2.9
Other nonoperating (income) and expenses, net	(362)	–	295	–	(1,299)	(0.1)
Earnings from continuing operations before taxes on income	249,178	9.3	164,226	8.5	104,130	5.7
Taxes on income	94,847	3.5	44,045	2.3	17,431	1.0
Earnings from continuing operations	154,331	5.8	120,181	6.2	86,699	4.7
Loss on discontinued operations, net of taxes	(37)	–	(749)	–	(1,172)	–
Consolidated net earnings	154,294	5.8	119,432	6.1	85,527	4.7
Less: Net (loss) earnings attributable to noncontrolling interests	(1,307)	–	(1,905)	(0.1)	1,053	0.1
Net Earnings Attributable to Martin Marietta	$155,601	5.8%	$121,337	6.2%	$84,474	4.6%

Results of Operations

The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 11 through 42. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. Accordingly, the financial results for a particular year, or year-to-year comparisons of reported results, may not be indicative of future operating results. The Corporation’s Aggregates business generated 83% of consolidated net sales and the majority of consolidated operating earnings during 2014. Furthermore, management presents certain key performance indicators for the Aggregates business. The following comparative analysis and discussion should be read within these contexts. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and are not intended to be indicative of management’s judgment of materiality.

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

Martin Marietta  |  Page 52

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

revenues and costs represent pass-throughs and have no profit mark-up. Gross margin and operating margin calculated as percentages of total revenues represent the most directly comparable financial measures calculated in accordance with generally accepted accounting principles (“GAAP”).

EBITDA is a widely accepted financial indicator of a company’s ability to service and/or incur indebtedness. EBITDA and adjusted EBITDA are not defined by GAAP and, as such, should not be construed as alternatives to net earnings or operating cash flow.

Adjusted gross profit from acquired operations, adjusted consolidated earnings from operations, adjusted net earnings and adjusted earnings per diluted share (“Adjusted EPS”) for the year ended December 31, 2014, are non-GAAP measures which exclude the impact of TXI acquisition-related expenses, net, and the impact of the write-up of acquired inventory to fair value. Adjusted operating cash flow and related per diluted share amounts are also non-GAAP measures that exclude the cash impact of acquisition-related expenses, net. The Corporation presents these measures to allow investors to analyze and forecast the Corporation’s operating results and cash flows given that these costs are nonrecurring.

The following tables present (i) the calculations of gross margin and operating margin for the years ended December 31 in accordance with GAAP and reconciliations of the ratios as percentages of total revenues to percentages of net sales; (ii) a reconciliation of net earnings attributable to Martin Marietta to consolidated EBITDA and adjusted consolidated EBITDA for the year ended December 31, 2014; and (iii) the reconciliations of adjusted gross profit from acquired operations, adjusted consolidated earnings from operations, adjusted net earnings, adjusted EPS and adjusted operating cash flow for the year ended December 31, 2014 to the nearest measures in accordance with GAAP:

Gross Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2014	2013	2012
Gross profit	$522,360	$363,957	$327,134
Total revenues	$2,957,951	$2,155,551	$2,031,901
Gross margin	17.7%	16.9%	16.1%

Gross Margin (Excluding Freight and Delivery Revenues)

years ended December 31 (add 000, except margin %)	2014	2013	2012
Gross profit	$522,360	$363,957	$327,134
Total revenues	$2,957,951	$2,155,551	$2,031,901
Less: Freight and delivery revenues	(278,856)	(212,333)	(198,944)
Net sales	$2,679,095	$1,943,218	$1,832,957
Gross margin (excluding freight and delivery revenues)	19.5%	18.7%	17.8%

Operating Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2014	2013	2012
Earnings from operations	$314,873	$217,988	$156,170
Total revenues	$2,957,951	$2,155,551	$2,031,901
Operating margin	10.6%	10.1%	7.7%

Operating Margin (Excluding Freight and Delivery Revenues)

years ended December 31 (add 000, except margin %)	2014	2013	2012
Earnings from operations	$314,873	$217,988	$156,170
Total revenues	$2,957,951	$2,155,551	$2,031,901
Less: Freight and delivery revenues	(278,856)	(212,333)	(198,944)
Net sales	$2,679,095	$1,943,218	$1,832,957
Operating margin (excluding freight and delivery revenues)	11.8%	11.2%	8.5%

Consolidated EBITDA and Adjusted Consolidated EBITDA

year ended December 31 (add 000)	2014
Net earnings attributable to Martin Marietta	$155,601
Add back:
Interest expense	66,067
Income tax expense for controlling interests	94,729
Depreciation, depletion and amortization expense	220,553
Consolidated EBITDA	$536,950

Add back:
TXI acquisition-related expenses, net	42,689
Impact of selling acquired inventory due to markup to fair value	11,124
Adjusted consolidated EBITDA	$590,763

Martin Marietta  |  Page 53

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Adjusted Gross Profit from Acquired Operations
year ended December 31 (add 000)	2014
Gross profit from acquired operations in accordance with generally accepted accounting principles	$67,734
Add back: Impact of selling acquired inventory due to markup to fair value	11,124
Adjusted gross profit from acquired operations	$78,858

Adjusted Earnings from Operations
year ended December 31 (add 000)	2014
Earnings from operations in accordance with generally accepted accounting principles	$314,873
Add back:
TXI acquisition-related expenses, net	42,689
Impact of selling acquired inventory due to markup to fair value	11,124
Adjusted earnings from operations	$368,686

Adjusted Net Earnings
year ended December 31 (add 000)	2014
Net earnings in accordance with generally accepted accounting principles	$155,601
Add back:
TXI acquisition-related expenses, net	42,689
Impact of selling acquired inventory due to markup to fair value	11,124
Income tax expenses on acquisition-related expenses, net, and inventory markup	4,977
Adjusted net earnings	$214,391

Adjusted Earnings Per Diluted Share
year ended December 31	2014
Earnings per diluted share in accordance with generally accepted accounting principles	$2.71
Add back:
Per diluted share impact of TXI acquisition-related expenses, net	0.91
Per diluted share impact of selling acquired inventory due to markup to fair value	0.12
Adjusted earnings per diluted share	$3.74

Adjusted Operating Cash Flow
year ended December 31 (add 000, except per share data)	2014
Operating cash flow in accordance with generally accepted accounting principles	$381,658
Add back:
Cash impact of TXI acquisition-related expenses	70,352
Adjusted operating cash flow	$452,010
Weighted-average diluted common shares outstanding	57,088
Adjusted operating cash flow per weighted-average diluted common share outstanding	$7.92

Net Sales

Net sales1 by reportable segment are as follows:

years ended December 31 (add 000)	2014	2013	2012
Heritage:
Mid-America Group	$770,568	$720,007	$695,819
Southeast Group	254,986	226,437	226,232
West Group	905,856	771,133	708,689
Total Heritage Aggregates Business	1,931,410	1,717,577	1,630,740
Magnesia Specialties	236,106	225,641	202,217
Total Heritage Consolidated	2,167,516	1,943,218	1,832,957
Acquisitions:
Aggregates Business
- West Group	302,023	–	–
Cement	209,556	–	–
Total Acquisitions	511,579	–	–
Total	$2,679,095	$1,943,218	$1,832,957

1 Reflect the elimination of intersegment sales.

Net sales by product line for the Aggregates business are as follows:

years ended December 31 (add 000)	2014	2013	2012
Heritage:
Aggregates	$1,502,476	$1,347,486	$1,303,975
Asphalt	76,278	66,216	79,816
Ready Mixed Concrete	196,042	146,079	110,554
Road Paving	156,614	157,796	136,395
Total Heritage
Aggregates Business	1,931,410	1,717,577	1,630,740
Acquisitions:
Aggregates	67,546	–	–
Ready Mixed Concrete	234,477	–	–
Total Acquisitions	302,023	–	–
Total Aggregates Business[1]	$2,233,433	$1,717,577	$1,630,740

1 Net sales reflect the elimination of inter-product line sales.

Aggregates Product Line. Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year. The TXI operations, which the Corporation acquired in July 2014, are reported in acquisitions.

Heritage and total aggregates product line average selling price increases are as follows:

years ended December 31	2014	2013	2012
Mid-America Group	3.8%	3.0%	1.3%
Southeast Group	6.4%	1.4%	3.9%
West Group	5.1%	4.0%	1.5%
Heritage Aggregates Operations	4.1%	3.0%	0.5%
Aggregates Product Line	4.5%	3.0%	0.8%

Martin Marietta  |  Page 54

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The following presents the average selling price per ton for the heritage aggregates product line and the acquired TXI operations:

Aggregates Product Line Average Selling Price

	2014	2013	2012
Heritage	$11.07	$10.63	$10.33
Acquisitions	$11.96	$–	$–

In 2014, the average selling price increase was in line with the average for the ten- and twenty-year periods ended December 31, 2014 of 4.9% and 3.8%, respectively. The average selling price for the acquired aggregates product line reflects a higher mix of products shipped via rail distribution yards, coupled with sand and gravel shipments which are higher priced products. This product mix is substantially different from the heritage aggregates product line mix. Direct comparisons between heritage and acquisitions average selling price can be misleading. Pricing for the aggregates product line in 2013 reflected price increases, partially offset with the impact of product mix. Aggregates pricing in 2012, in part, reflects the impact of increased demand, partially offset by product mix in the West Group. For 2012, the average selling price increase for the Southeast Group was higher than the other reportable segments primarily due to product mix, which reflected a higher percentage of higher-priced products being sold. Product mix, principally energy-sector shipments, negatively affected West Group pricing in 2012.

The following presents heritage and total aggregates product line shipments for each reportable segment of the Aggregates business:

years ended December 31 Tons (add 000)	2014	2013	2012
Heritage Aggregates Product Line:
Mid-America Group	64,959	62,982	62,770
Southeast Group	18,289	17,250	17,549
West Group	54,873	48,201	48,012
Heritage Aggregates Operations	138,121	128,433	128,331
Acquisitions	7,929	–	–
Aggregates Product Line	146,050	128,433	128,331

Aggregates product line includes shipments sold externally to customers and tons used in other product lines as follows:

years ended December 31 Tons (add 000)	2014	2013	2012
Heritage Aggregates Product Line:
Tons to external customers	132,523	123,792	123,873
Internal tons used in other product lines	5,598	4,641	4,458
Total heritage aggregates tons	138,121	128,433	128,331

Acquisitions:
Tons to external customers	5,699	–	–
Internal tons used in other product lines	2,230	–	–
Total acquisition aggregates tons	7,929	–	–

Heritage aggregates product line shipments in 2014 increased 7.5% compared with 2013. Private construction led the growth with the residential market increasing 12.4% and the nonresidential market increasing 8.6%. Shipments to the infrastructure market in 2014 increased 6.2%, with notable growth in Texas and Colorado. Volumes in 2013 were flat compared with 2012 and reflect notable volume growth in the Corporation’s nonresidential and residential end-use markets, offset by weak infrastructure demand. Aggregates product line shipments in 2012 increased 2.6% compared with 2011 due to increased energy-sector and residential construction shipments, coupled with shipments contributed by the Corporation’s Colorado operations, which were acquired in December 2011.

Heritage and total aggregates product line volume variance by reportable segment is as follows:

years ended December 31	2014	2013		2012
Mid-America Group	3.1%	0.3%		1.8%
Southeast Group	6.0%	(1.7%	)	(3.4%	)
West Group	13.8%	0.5%		23.0%
Heritage Aggregates Operations	7.5%	0.1%		8.0%
Total Aggregates Product Line	13.7%	0.1%		2.6%

Aggregates product line shipments in 2014 increased in each group as most of the nation is recovering from the Great Recession. The West Group experienced the highest rate of growth, as recovery in the western United States is outpacing the eastern part of the country. Additionally, shipments in the West Group reflect the strength of the state Department of Transportation budgets in Texas and Colorado.

Martin Marietta  |  Page 55

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Southeast Group has begun to recover from historically low shipment levels. Growth in 2014 was most significant in the nonresidential market and coincides with employment gains in Florida and Georgia.

In 2012, the West Group benefited from a significant increase in shipments to the energy-sector from shale field activity, primarily in the Eagle Ford Shale field in south Texas, improved residential construction activity in Texas and volume contribution from the Colorado operations.

Aggregates-Related Downstream Operations. The Corporation’s aggregates-related downstream operations include asphalt, ready mixed concrete and road paving businesses in Arkansas, Colorado, Louisiana, Texas and Wyoming.

Average selling prices by product line for the Corporation’s aggregates-related downstream operations are as follows:

years ended December 31	2014	2013	2012
Heritage:
Asphalt tons	$41.26	$42.09	$41.57
Ready Mixed Concrete
- cubic yards	$93.27	$83.73	$77.24

Acquisition:
Ready Mixed Concrete
- cubic yards	$84.53	–	–

Unit shipments by product line for the Corporation’s aggregates-related downstream operations are as follows:

years ended December 31 Tons (add 000)	2014	2013	2012
Asphalt Product Line:
Tons to external customers	1,508	1,361	1,662
Internal tons used in road paving business	1,807	1,728	1,598
Total asphalt tons	3,315	3,089	3,260
Heritage Ready Mixed Concrete
– cubic yards	2,033	1,742	1,481
Acquisition Ready Mixed Concrete
– cubic yards	2,746	–	–

Cement. The Cement segment was acquired on July 1, 2014. Net sales for the second half of 2014 were $209.6 million and reflect the Corporation’s leading position in the Texas market.

Magnesia Specialties. Magnesia Specialties’ 2014 net sales grew 4.6%, attributable to an increase in the chemicals product line. Net sales in 2013 of $225.6 million, reflecting the Woodville, Ohio, kiln capacity expansion in the dolomitic lime business, marketing initiatives in the chemicals business and solid pricing gains in key product lines, increased 11.6% over 2012 sales.

Freight and Delivery Revenues and Costs

Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 71 through 73). These third-party freight costs are then billed to the customer.

Cost of Sales

Cost of sales increased 36.6%, on an absolute dollar basis, in 2014 compared with 2013 primarily due to increased shipments in the heritage aggregates business and the acquisition of TXI. Notably, the 2014 increase in heritage aggregates product line cost per ton shipped was 1.0% over 2013, reflecting increased leverage and effective cost management. In 2013, cost of sales increased 4.9% compared with 2012 due to inflation, production costs for quarries acquired in July 2013 and certain unplanned equipment repairs.

Gross Profit

Improved aggregates product line volume and pricing, strong performance by the Magnesia Specialties business and the contribution from acquired businesses led to consolidated gross profit of $522.4 million, an improvement of $158.4 million, or 43.5%, in 2014. During 2013, consolidated gross profit increased $36.8 million, or 11.3%, in 2013.

Martin Marietta  |  Page 56

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The following presents a reconciliation of the Corporation’s consolidated gross profit:

years ended December 31
(add 000)	2014	2013
Consolidated Gross Profit, prior year	$363,957	$327,134
Heritage Aggregates Product Line:
Pricing strength	60,855	42,426
Volume strength	102,871	1,085
Increase in production costs	(70,092)	(23,582)
Increase in internal freight costs	(24,849)	(1,846)
(Increase) Decrease in other costs	(6,860)	357
Increase in Heritage Aggregates Product Line
Gross Profit	61,925	18,440
Heritage aggregates-related downstream business	22,912	7,953
Acquired Aggregates business operations	16,632	–
Cement	52,469	–
Magnesia Specialties	891	6,480
Corporate	3,574	3,950
Increase in Consolidated Gross Profit	158,403	36,823
Consolidated Gross Profit, current year	$522,360	$363,957

Production costs for the heritage aggregates product line in 2014 reflect the increase in production in response to higher demand. Costs in 2013 include incremental costs for the quarries acquired in Georgia in July 2013, higher repair costs, increased workers compensation costs, nonrecurring costs related to the September 2013 flooding in Denver, Colorado, as well as increased production volume.

Internal freight costs represent freight expenses to transport materials from a producing quarry to a distribution yard. The increase in these costs in 2014 reflect an increase in shipments being transported via rail.

Gross profit (loss) by business is as follows:

years ended December 31
(add 000)	2014	2013	2012
Heritage:
Aggregates	$320,979	$259,054	$240,614
Asphalt	13,552	12,928	12,099
Ready Mixed Concrete	25,611	8,337	59
Road Paving	6,440	1,426	2,580
Total Heritage Aggregates
Business	366,582	281,745	255,352
Magnesia Specialties	84,594	83,703	77,223
Corporate	3,449	(1,491)	(5,441)
Total Heritage Consolidated	454,625	363,957	327,134
Acquisitions:
Aggregates	3,114	–	–
Ready Mixed Concrete	13,518	–	–
Cement	52,469	–	–
Corporate	(1,366)	–	–
Total Acquisitions	67,735	–	–
Total	$522,360	$363,957	$327,134

Corporate gross profit includes depreciation on capitalized interest and unallocated operational expenses excluded from the Corporation’s evaluation of business segment performance. For 2014, the amount includes the settlement of a sales tax audit. Consolidated gross margin (excluding freight and delivery revenues) for 2014 expanded 60 basis points compared with 2013. Consolidated gross margin (excluding freight and delivery revenues) for 2013 increased 90 basis points over 2012 (see sections Analysis of Aggregates Business Gross Margin on pages 59 and 60 and Transportation Exposure on pages 71 and 73).

Gross profit (loss) by reportable segment for the Aggregates business is as follows:

years ended December 31
(add 000)	2014	2013	2012
Heritage Aggregates Business:
Mid-America Group	$216,883	$192,747	$185,191
Southeast Group	10,653	(3,515)	(6,051)
West Group	139,046	92,513	76,212
Total Heritage Aggregates Business	366,582	281,745	255,352
Acquisitions:
West Group	16,632	–	–
Total Aggregates Business[1]	$383,214	$281,745	$255,352

[1]	Gross profit reflects the elimination of intersegment profit.

Gross margin (excluding freight and delivery revenues) by reportable segment is as follows:

years ended December 31	2014	2013	2012
Heritage:
Mid-America Group	28.1%	26.8%	26.6%
Southeast Group	4.2%	(1.6%)	(2.7%)
West Group	15.3%	12.0%	10.9%
Total Heritage Aggregates Business	19.0%	16.4%	15.7%
Magnesia Specialties	35.8%	37.1%	38.2%
Total Consolidated Heritage	21.0%	18.7%	17.8%
Acquisitions:
West Group	5.5%	–	–
Cement	25.0%	–	–
Total Acquisitions	13.2%	–	–
Consolidated	19.5%	18.7%	17.8%

Gross margin (excluding freight and delivery revenues) improvement for the heritage aggregates business reflects volume and pricing increases in the aggregates and ready mixed concrete product lines and the increased leverage provided by higher shipment levels.

Martin Marietta  |  Page 57

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Magnesia Specialties business’ 2014 gross margin (excluding freight and delivery revenues) reflects higher natural gas costs. During 2013, Magnesia Specialties incurred higher coal and natural gas costs compared with 2012 and lost higher-margin sales from a customer that filed for bankruptcy.

The gross margin (excluding freight and delivery revenues) for the acquired operations were negatively affected by the one-time $12.1 million write up of inventory to fair value at the TXI acquisition date. Management expects improvements in gross margin as these operations are further integrated into the heritage business.

Selling, General and Administrative Expenses

SG&A expenses for 2014 were 6.3% of net sales, an improvement of 140 basis points. The decrease reflects lower pension expense and the rate of growth in net sales outpacing the increase in SG&A expenses. For 2013 SG&A expenses were 7.7% of net sales, an increase of 10 basis points compared with 2012. On an absolute basis, SG&A increased $11.7 million, as expected, due to incremental costs for the Corporation’s information systems upgrade that was successfully completed in October 2013, as well as other costs related to productivity improvement initiatives.

Acquisition-Related Expenses, Net

In 2014, the Corporation incurred business development and acquisition integration costs and a nonrecurring gain on a divestiture as required by the Department of Justice as a result of the TXI acquisition (collectively “acquisition-related expenses, net”) of $42.7 million. The Corporation’s business development expenses were $35.1 million in 2012, primarily related to a proposed merger that was not consummated.

Other Operating Income, Net

Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense, and gains and losses related to asset retirement obligations; and research and development costs. Consolidated other operating income, net, was $4.6 million in 2014, $4.8 million in 2013 and $2.6 million in 2012. Operating income, net, in 2013 included higher bad debt recoveries and higher gains on the sales of assets, both compared with 2012.

Earnings from Operations

Solid pricing and volume growth for both the aggregates and ready mixed concrete product lines, coupled with record operating performance by the Magnesia Specialties business and the contribution from the acquired TXI operations led to a $96.9 million improvement in 2014 consolidated earnings from operations compared with 2013. Excluding TXI acquisition-related expenses, net, and the one-time write up of acquired inventory, consolidated earnings from operations for 2014 were $369.7 million, an increase of $151.7 million. Consolidated earnings from operations increased $61.8 million in 2013 compared with 2012, which represented a 270-basis-point increase in consolidated operating margin (excluding freight and delivery revenues).

Interest Expense

Interest expense of $66.1 million in 2014, increased $12.6 million over 2013. The increase reflects the issuance of $700 million of notes in July to refinance and lower the interest expense of notes assumed with the TXI acquisition. Interest expense was flat in 2013 compared to 2012.

Other Nonoperating Income and Expenses, Net

Other nonoperating income and expenses, net, are comprised generally of interest income, foreign currency transaction gains and losses and net equity earnings from nonconsolidated investments. Consolidated other nonoperating income and expenses, net, was income of $0.4 million in 2014, an expense of $0.3 million in 2013 and income of $1.3 million in 2012.

Taxes on Income

Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to the statutory depletion deduction for mineral reserves, the effect of state income taxes, the domestic production deduction, the tax effect of nondeductibility of goodwill related to divestitures of businesses and the impact of foreign losses for which no tax benefit is recognized. Additionally, certain acquisition-related expenses have limited deductibility for income tax purposes.

The permanent benefit associated with the statutory depletion deduction for mineral reserves is typically the significant driver of the estimated effective income tax rate. The statutory depletion deduction is calculated as a percentage of sales subject to certain limitations. Due to these limitations, changes in

Martin Marietta  |  Page 58

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

sales volumes and pretax earnings may not proportionately affect the statutory depletion deduction and the corresponding impact on the effective income tax rate on continuing operations. However, the impact of the depletion deduction on the estimated effective tax rate is inversely affected by increases or decreases in pretax earnings.

The estimated effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective income tax rate.

The Corporation’s estimated effective income tax rates are as follows:

years ended December 31	2014	2013	2012
Continuing operations	38.1%	26.8%	16.7%
Overall	38.1%	26.8%	16.3%

For 2014, the effective income tax rate for full-year 2014 was 38%, which is higher than the Corporation’s historical rate. The estimated effective income tax rate, excluding the TXI transaction effects, would have been 30%. The rate increase reflects the tax impact of the TXI transaction, including the limited deductibility of certain acquisition-related expenses and the non-deductibility of goodwill written off as part of the required divestiture. These factors were partially offset by the income tax benefits resulting from the exercise of converted stock awards issued to former TXI personnel.

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

Discontinued Operations

Operations that are disposed of or permanently shut down represent discontinued operations. The results of all divested operations through the dates of disposal and any gains or losses on disposals are included in discontinued operations in the consolidated statements of earnings. The results of operations for divestitures do not include corporate overhead allocated during the periods the Corporation owned these operations. All discontinued operations relate to the Aggregates business. Effective January 1, 2014, the Corporation early adopted the Financial Accounting Standard Board’s (the “FASB”) final guidance on reporting discontinued operations. The guidance is to be applied prospectively and redefines discontinued operations to be either 1) a component of an entity or group of components that has been disposed of or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results or 2) a business that, upon acquisition, meets the criteria to be classified as held for sale. The adoption of the accounting standard did not have any effect on the Corporation’s financial position or results of operations.

Net Earnings Attributable to Martin Marietta and Earnings Per Diluted Share

Net earnings attributable to Martin Marietta were $155.6 million, or $2.71 per diluted share. Excluding the impact of acquisition-related expenses, net, and the one-time increase in cost of sales for acquired inventory, adjusted earnings per diluted share were $3.74, an increase of 43% over 2013. Net earnings attributable to Martin Marietta in 2013 were $121.3 million, or $2.61 per diluted share, an increase of 44% over 2012. In 2012, net earnings attributable to Martin Marietta were $84.5 million, or $1.83 per diluted share, inclusive of business development costs of $0.46 per diluted share.

Analysis of Aggregates Business Gross Margin

Heritage aggregates business 2014 gross margin (excluding freight and delivery revenues) reflects

–	a 260-basis-point expansion from 2013,
–	a 450-basis-point increase from aggregates-related downstream operations, and
–	a 210-basis-point negative impact from internal freight

Gross margin (excluding freight and delivery revenues) for the Aggregates business for the years ended December 31 was as follows:

2014	19.0%
2013	16.4%
2012	15.7%

Martin Marietta  |  Page 59

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Aggregates business’ operating leverage for the aggregates product line is substantial given its significant amount of fixed costs. The lean cost structure, coupled with continued aggregates volume recovery, particularly in the eastern United States, and pricing increases, provides a significant opportunity to increase margins for the aggregates product line in the future. Management estimates that, subject to certain factors, including volume growth across the entire enterprise particularly in the southeastern United States, the aggregates product line can earn $0.60 of additional gross profit with each incremental $1 of sales over an estimated additional 40 million tons of shipments.

Aggregates-related downstream operations, which are included in the West Group, accounted for 22% of the Aggregates business’ net sales in 2014. Market dynamics for these operations are highly competitive. In cyclical trough periods, average selling prices for these product lines generally decline. Furthermore, aggregates-related downstream operations consume significant amounts of high-cost raw materials, namely, liquid asphalt and cement, for the production of hot mix asphalt and ready mixed concrete, respectively. Gross margins (excluding freight and delivery revenues) for the Aggregates business’ asphalt and ready mixed concrete product lines typically range from 10% to 12% as compared with the aggregates product line gross margin (excluding freight and delivery revenues), which generally ranges from 25% to 30%. The road paving product line typically yields gross margins (excluding freight and delivery revenues) ranging from 5% to 7%. Heritage aggregates-related downstream operations gross margin (excluding freight and delivery revenues) increased 450 basis points in 2014, reflecting increased ready mixed concrete volumes and pricing as well as higher asphalt shipments.

The long-haul distribution network, which includes water and rail distribution yards, continues to be a key component of the Corporation’s strategic growth plan. Most of this activity is located in areas of the Southeast and West Groups that generally lack a long-term indigenous supply of coarse aggregates but exhibit above-average growth characteristics driven by long-term population trends, including growth and density. Transportation freight costs from the production site to the distribution yards are included in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. Sales from rail and water distribution yards generally yield lower gross margins (excluding freight and delivery revenues) as compared with sales directly from quarry operations. Nonetheless, management expects that the distribution network currently in place will provide the Corporation solid growth opportunities, and gross margin (excluding freight and delivery revenues) should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 62 through 78). In 2014, 21.7 million tons of aggregates were sold from distribution yards. Results from these distribution operations reduced the Aggregates business’ gross margin (excluding freight and delivery revenues) by 210 basis points. In 2013 and 2012, the impact of internal freight on the Aggregates business’ gross margin (excluding freight and delivery revenues) was comparable.

The Aggregates business’ gross margin (excluding freight and delivery revenues) will continue to be adversely affected by lower gross margins for aggregates-related downstream operations and the long-haul distribution network.

BUSINESS ENVIRONMENT

The sections on Business Environment on pages 60 through 80, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and the economic climate can exacerbate this relationship. This discussion should be read in this context.

Aggregates and Cement Industries and Corporation Trends

•	According to the U.S. Geological Survey, for the third quarter 2014, estimated construction aggregates and estimated cement consumptions, each increased 9% compared with 2013
•	Spending statistics, from 2013 to 2014, according to U.S. Census Bureau:
–	Total value of construction put in place increased 5.6%
–	Public-works construction spending increased 1.8%
–	Private nonresidential construction market spending increased 10.5%
–	Private residential construction market spending increased 4.2%

Martin Marietta  |  Page 60

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Corporation’s principal business, the Aggregates business, as well as the Cement business, serve customers in construction aggregates-related markets. These businesses are strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, access to capital markets, levels of public-sector infrastructure funding, and demographic, geographic and population dynamics. Per the U.S. Census Bureau, total construction spending increased 5.6%.

The Aggregates and Cement businesses sell products principally to contractors in connection with highway and other public infrastructure projects as well as nonresidential and residential development. While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure projects has been comparatively more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Obligation of federal funds is a leading indicator of highway construction activity in the United States. Before a state or local department of transportation can bid on an eligible construction project, it enters into an agreement with the Federal Highway Administration to obligate the federal government to pay its share of the project cost. Federal obligations are subject to annual funding appropriations by Congress. Despite the uncertainty in long-term funding levels, the total value of United States overall public-works spending increased slightly in 2014, which demonstrates the commitment of states to address the underlying demand for infrastructure investment. However, infrastructure investment varies by market and was strongest in the western United States in 2014. Of the Corporation’s total aggregates shipments in 2014, 44% were to the public sector. Management believes public-works projects have historically accounted for approximately 50% of the total annual aggregates and cement consumption in the United States. These businesses benefit from public-works construction projects. Accordingly, management believes exposure to fluctuations in nonresidential and residential, or private-sector, construction spending is lessened by the business’ mix of public sector-related shipments.

Spending for the private nonresidential construction market significantly increased in 2014 compared with 2013, according to the U.S. Census Bureau. The nonresidential construction market accounted for 32% of the Corporation’s aggregates product line shipments in 2014. Historically, half of the Corporation’s nonresidential construction shipments have been used for office and retail projects, while the remainder has been used for heavy industrial and capacity-related projects. Heavy industrial construction activity has been supported in recent years by expansion of the energy-sector, namely development of shale-based natural gas fields. Shipments to the energy-sector were approximately 7 million tons in 2014, an increase of 36%, and net sales were approximately $62 million. The Corporation believes the backlog of committed projects, notably in south Texas, should offset any impact on energy-sector demand from low global oil prices.

The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions (including roads, sidewalks, and storm and sewage drainage) and aggregates used in new home construction. Therefore, the timing of new subdivision starts, as well as new home starts, equally affects residential volumes. Private residential construction market spending increased 4.9% in 2014 compared to 2013, according to the U.S. Census Bureau.

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

Martin Marietta  |  Page 61

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

2002-2014 U.S. CONSTRUCTION SPENDING PRIVATE RESIDENTIAL VS. NONRESIDENTIAL

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

In 2014, the average selling price for the heritage aggregates product line increased 4.1%, in line with the Corporation’s long-term annual average. Opportunities to increase pricing will occur on a market-by-market basis. Management believes pricing increases in 2015 should exceed the Corporation’s 20-year annual average, 3.7%, and correlate, after consideration of a 6-to-12-month lag factor, with changes in demand. Pricing is determined locally and is affected by supply and demand characteristics of the local market.

The Aggregates business is subject to potential losses on customer accounts receivable in response to economic cycles. While a recessionary construction economy increases those risks, both lien rights and payment bonds help mitigate the risk of uncollectible receivables; however, the Corporation can experience delayed payments from certain of its customers, negatively affecting operating cash flows. Historically, the Corporation’s bad debt write offs have not been significant to its operating results. Further, management considers the allowance for doubtful accounts adequate as of December 31, 2014.

Management expects the overall long-term trend of consolidation of the aggregates industry to continue. The Corporation’s Board of Directors and management continue to review and monitor strategic plans. These plans include assessing business combinations and arrangements with other companies engaged in similar or complementary businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities that are related to markets that the Corporation views as attractive (see section Internal Expansion and Integration of Acquisitions on pages 73 and 74).

Aggregates Industry and Corporation Risks

General Economic Conditions

According to the Bureau of Economic Analysis, the estimated real gross domestic product (“GDP”) for the third quarter, the latest available data, increased 5.0% at an annual rate after increasing 4.6% in the second quarter. Growth in the third quarter was primarily attributable to an increase in consumer and federal government spending and nonresidential fixed

Martin Marietta  |  Page 62

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

investment. The moderate increase validates that the overall United States’ economy is sustaining its mild recovery pace. Employment growth in the United States, a stimulus for construction activity, is at its highest rate since 2006 while overall unemployment has declined from 6.7% in December 2013 to 5.6% in December 2014. According to the Bureau of Labor Statistics, the construction industry added approximately 295,000 jobs during 2014. Although the trends are positive, the rebound from the Great Recession in the construction industry is lagging expectations. However, declining energy prices may be the catalyst to stimulate additional spending.

FISCAL 2011 STATE SPENDING SOURCES OF INFRASTRUCTURE REVENUES

Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Transportation Funding on pages 66 through 68). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various user taxes, typically gasoline taxes and vehicle fees. Based on national averages, user taxes represent the largest component of highway revenues, averaging 42% in fiscal year 2011, the latest available statistic. The use of general funds as a percentage of each state’s highway revenues varies, with a national average of 4% in fiscal year 2011, the latest available statistic. Therefore, state budget spending cuts typically only affect a small percentage of a state’s highway spending.

In the recent extended period of uncertain long-term federal funding, states have taken on a larger role in funding sustained infrastructure investment. Management anticipates further growth in state-level funding initiatives, such as bond issues, toll roads and special-purpose taxes, as states address infrastructure needs. According to American Road Transportation Builders Association’s (“ARTBA”) 2014 Ballot Initiative Report, public support for state and local transportation ballot investment initiatives remains strong. In the November 2014 elections, voters approved 66% of transportation initiatives. The total value of these approved measures was nearly $15 billion for transportation projects. ARTBA reported that 63% of county and local initiatives presented to increase gasoline or general sales tax for transportation were approved, 93% of local bonds for transportation investments were approved and 66% of the measures to increase property taxes for transportation investment were approved.

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

Martin Marietta  |  Page 63

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

As of December 2013 and 2014, as reported by Moody’s Economy.com Inc. (“Moody’s”), all state economies were recovering or expanding.

STATE ECONOMIES – DECEMBER 2013 AND 2014

The Aggregates business’ top five sales-generating states, namely Texas, Colorado, North Carolina, Iowa and Georgia, together accounted for 68% of its 2014 net sales by state of destination. The top ten sales-generating states, which also include Florida, South Carolina, Indiana, Louisiana and Nebraska, together accounted for 83% of the Aggregates business’ 2014 net sales by state of destination.

The Corporation’s platform position in Texas was further enhanced with the TXI acquisition. Texas leads the nation in job growth and the state’s economy continues to outpace the national economy. In November 2011, Texas surpassed pre-recession peak employment and by November 2014 had added an additional 1.1 million jobs. For comparative purposes, the U.S. as a whole added 1.7 million jobs over the same period. Texas is one of the Corporation’s strongest aggregates markets driven by a healthy state Department of Transportation program, growing residential and nonresidential activity and solid energy-sector activity. Funding for Texas highway construction comes from dedicated sources as opposed to the use of general funds. The Corporation will benefit in 2015 and beyond from the $12.8 billion of projects awarded in 2013 and 2014. Further, Texas has been proactive in applying for TIFIA funding and, in 2014, received approval for the Grand Parkway project in Houston. Additionally, voters recently passed Proposition 1, a constitutional amendment authorizing annual disbursements from the state’s existing oil and gas production tax collections to the State Highway Fund, including an additional $1.7 billion in 2015. In total, Texas combined highway funding is projected to be $9.6 billion. The residential construction market is growing and total housing permits data, a major leading indicator for construction material demand, increased approximately 10% compared with 2013. Permit applications for multifamily housing grew by 2% and single family permits increased by 10%. Though the rate of residential growth slowed in 2014, this sector is very healthy with historically high valuations and low inventories of available homes for sale, providing a strong foundation for further residential development. The commercial component of the nonresidential market continues to benefit from low office and industrial vacancy rates and the backlog of energy-sector projects. Although energy prices have recently declined, management believes growth in the Texas economy is sustainable, supported by a favorable business climate, diversity of economic drivers, state construction activity and recent commitments to major, multiyear projects. Economic centers, including Dallas/Fort Worth, Houston, San Antonio and Austin, are expected to continue to experience sustained job growth.

According to Wells Fargo Securities, Colorado has been one of the fastest growing states in the nation for at least the past two years, and its economy continues to outpace the national average. Although employment growth decreased in the second half of 2014, the unemployment rate in Colorado, which is 4.0%, is below the national average of 5.6%. The continued growth of new businesses and job creation is expected in 2015. Colorado continues to benefit from both the heavy industrial and commercial components of the nonresidential construction market. Denver remains a strong commercial real estate target with its low vacancy rates and increasing office rents.

Martin Marietta  |  Page 64

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Construction for Colorado State University’s new $236 million football stadium is expected to be completed in 2017. The state of Colorado also has a strong Department of Transportation program. The Responsible Acceleration of Maintenance and Partnerships, or RAMP, program provides an additional $300 million per year of spending over a five-year period that began in fiscal year 2014, allows long-term financing of multi-year projects versus pay-as-you-go funding. Half of the RAMP funds will be used to leverage local dollars and public-private dollars to fund additional transportation projects. The balance of RAMP will fund significant projects currently underway. Further, the historic 500-year flooding in September 2013 will continue to result in a significant reconstruction effort, where projects are estimated to continue into 2016. According to Department of Transportation officials, an estimated 200 miles of state highways and 50 bridges are in need of rebuilding and repairing as a result of the flood. The residential end-use market is growing and, based on increased housing permits, the trend is expected to continue in 2015.

Throughout 2014, North Carolina’s economy continued to build momentum. Several businesses, including Sealed Air Corporation, Alevo Group and MetLife, have chosen to invest in the state, and employment growth ranks in the top five nationally. Notably, labor-market growth has been strong in industries that play a key role in economic growth: finance, construction, high-tech and professional services. Business relocation, coupled with organic growth, contributed to nonresidential construction starts increasing 4% over 2013. ARTBA reported highway contracts awarded to North Carolina was $1.3 billion as of December 2014, an increase of 10% over the prior year. In December 2014, the Governor and state Transportation Secretary proposed a strategic transportation plan that includes $15 billion of investment over 10 years. In November 2014, voters in Wilmington approved a $44 million transportation bond. In January 2015, North Carolina Department of Transportation awarded a $142 million contract to begin construction of a highway connector project in the Raleigh area. The residential construction market continues to recover, with notable growth in Charlotte. Historically, the Corporation’s North Carolina operations have been above average in rate of pricing growth and profitability due to its quarry locations in growing market areas and their related transportation advantage.

Iowa has been one of the Corporation’s most consistently stable markets over the past five years. Iowa’s expanding economy, which is highly dependent on agriculture and related manufacturing industries, show signs of steady expansion. The state’s seasonally-adjusted unemployment rate of 4.3% remains one of the lowest in the country. State highways maintained by the Iowa Department of Transportation are financed with federal funds and dedicated highway-user tax revenues; no state general fund revenue is used. Although a recent proposed gas tax increase was not passed, it will likely be re-proposed in 2015. $2.6 billion is forecast to be available for highway right of way and construction under the Iowa Transportation Commission’s FY 2014-2018 Iowa Transportation Improvement Program. In addition, $1.1 billion is targeted through fiscal year 2018 for modernizing and maintaining Iowa’s existing highway system. The noncommercial market continues to see strong capital investment throughout the state. Ag Processing Inc., Iowa’s largest soybean processor, has proposed an $89 million expansion project. Boehringer Ingelheim Vetmedica has plans to expand and modernize its operations at Fort Dodge as well as construct a new $95 million Veterinary Research Center. Iowa ranks third in the nation for both the number of utility-scale wind turbines and total wind energy installations. MidAmerican Energy Company, Iowa’s largest

ESTIMATED POPULATION

Top 10 Revenue- Generating States of Aggregates Business	Percent Change in Population 2010 to 2014	Population Rank July 1, 2014
Texas	7.2%	2
Colorado	6.5%	22
North Carolina	4.3%	9
Iowa	2.0%	30
Georgia	4.2%	8
Florida	5.8%	3
South Carolina	4.5%	24
Indiana	1.7%	16
Louisiana	2.6%	25
Nebraska	3.0%	37

Source: U.S. Census Bureau, Population Estimates Division

Martin Marietta  |  Page 65

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

energy company, has completed half of its $1.9 billion Wind VIII project, which is expected to be completed by the end of 2015. Iowa is the largest corn and pork-producing state in the nation. The Corporation’s agricultural lime volumes are dependent on, among other things, weather, demand for agricultural commodities, including corn and soybeans, commodity prices, farm and land values as well as funding from the Agricultural Act of 2014, the five-year domestic farm bill signed into law on February 7, 2014.

Georgia’s economy was more severely affected by the Great Recession compared with the nation as a whole. However, recovery is underway and the state ranks in the top five in the nation in job growth. Georgia’s strategic infrastructure plan includes highway and transit spending of $8.62 billion for fiscal years 2015-2018, with $2.07 billion estimated for 2015. State highway funding sources include motor fuel taxes, special fuel taxes, state bonds and state gas taxes. To supplement highway funding, three regions in the state approved a transportation special purpose local option sales tax. This one-cent sales tax is expected to raise $1.88 billion over 10 years, with the funds earmarked for transportation improvements that either complement an existing project or jump-start a new phase of a transportation plan to enhance mobility. Port activity continues to remain strong - the Port of Brunswick is the second-busiest port for auto imports in the United States and the Port of Savannah boasts the largest single container terminal in North America. In fact, the Georgia Ports Authority reported combined record movement of 2.79 million tons of freight in October 2014 for the terminals in Brunswick and Savannah. The increase in imports supports the Savannah Harbor Expansion Project, which will be completed in 2016 and deepen the Savannah Harbor by five feet to accommodate the expected increase in the number of super-sized container vessels coming through the Panama Canal after the completion of its expansion in 2015. According to the Georgia Department of Economic Development, during fiscal year 2014, 374 companies either expanded or relocated in Georgia, generating a total of 28,000 jobs and an investment of more than $5 billion. Further, Mercedes-Benz USA announced that they will invest $74 million to relocate their headquarters from New Jersey to Atlanta, creating at least 800 jobs. Kubota Manufacturing of America, a leading manufacturer of small tractors, RTVs and lawn mowers, will invest approximately $100 million in its headquarters in Gainsville, Georgia, creating an additional

650 jobs. Keurig announced plans to open a $337 million manufacturing facility in Douglas County, which will create 550 new jobs. As of December 31, 2014, Georgia’s private residential starts increased 8% over prior year, outpacing the national increase of 3.0%. Nonresidential starts increased 1% over the prior year.

Federal and State Highway Transportation Funding

•	Federal highway bill funding provisions of MAP-21 extended through May 31, 2015
•	Incremental funding dollars supported by TIFIA range from $30 billion to $50 billion over the next few years
•	Need for transportation improvements currently outpaces funding by almost 200%

The federal highway bill provides annual funding for public-sector highway construction projects. Following a series of nine short-term continuing resolutions, on July 6, 2012, the President signed into law MAP-21, which provided annual funding for highway expenditures of approximately $40 billion and expired on its own terms on September 30, 2014. However, as Congress continues to deliberate a successor bill, the provisions of MAP-21 have been extended through May 31, 2015.

MAP-21 also significantly expands TIFIA funding. TIFIA, a U.S. Department of Transportation alternative funding mechanism, provides three types of federal credit assistance for nationally or regionally significant surface transportation projects. TIFIA is designed to fill market gaps and leverage substantial private co-investment by providing projects with supplemental or subordinate debt which is not subject to national debt ceiling challenges or sequestration. Since its inception in 1998, TIFIA has provided credit assistance to 27 projects representing approximately $36 billion in infrastructure investment. Under MAP-21, TIFIA funding increased from $122 million per year to $750 million for fiscal year 2013 and $1.0 billion in fiscal year 2014. TIFIA does not require the 20% matching funds from state departments of transportation found under MAP-21. Consequently, states can advance construction projects immediately with potentially zero outlay of current department of transportation budget dollars. TIFIA requires projects to have a revenue source to pay back the credit assistance within a 30-40 year period. Moreover, TIFIA funds may represent up to 49% of total eligible project costs for a TIFIA secured loan and 33% for a TIFIA stand by line of credit.

Martin Marietta  |  Page 66

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Therefore, the TIFIA program has the ability to significantly leverage construction dollars. Each dollar of federal funds can provide up to $10 in TIFIA credit assistance, leveraging an estimated $30 billion to $50 billion in new transportation infrastructure investment after consideration of the increased proportion of TIFIA dollars to total project costs and private investment. Private investment in transportation projects funded through the TIFIA program is particularly attractive, in part due to the subordination of public investment to private. Management believes TIFIA could provide a substantial boost for state department of transportation construction programs well above what is currently budgeted. As of September 2014, the fiscal period ending, the U.S. Department of Transportation had TIFIA letters of interest and applications outstanding for $9.9 billion worth of projects, including $3.2 billion in Texas. Of the $21.2 billion of TIFIA assistance granted, $4.3 billion have been for projects in Texas.

The federal highway bill provides spending authorizations, which represent the maximum financial obligation that will result from the immediate or future outlays of federal funds for highway and transit programs. The federal government’s surface transportation programs are financed mostly through the receipts of highway user taxes placed in the Highway Trust Fund, which is divided into the Highway Account and the Mass Transit Account. Revenues credited to the Highway Trust Fund are primarily derived from a federal gas tax, a federal tax on certain other motor fuels and interest on the accounts’ accumulated balances. MAP-21 extended federal motor fuel taxes through September 30, 2016 and truck excise taxes through September 30, 2017. Of the currently imposed federal gas tax of $0.18 per gallon, which has been static since 1993, $0.15 of the tax collected is allocated to the Highway Account of the Highway Trust Fund.

The Highway Trust Fund has experienced shortfalls since 2008 as improved automobile fuel efficiency and, prior to the latter part of 2014, the historical rise in gas prices have both resulted in fewer miles driven, coupled with the increase in infrastructure needs. These shortfalls have created a significant decline in federal highway funding levels. In response, Congress enacted laws to transfer money from the Treasury’s General Fund to the Highway Trust Fund to ensure it retains a positive balance. From 2008 through 2011, Congress transferred a total of $34.5 billion from the General Fund to the Highway Trust Fund. Furthermore, MAP-21 authorized the transfer of $2.4 billion from the Leaking Underground Storage Tank Trust Fund to the

Highway Account upon enactment. MAP-21 also authorized $6.2 billion to the Highway Account in November 2012; $10.4 billion to the Highway Account in October 2013; and $2.2 billion to the Mass Transit Account in October 2013. In July 2014, Congress authorized $10.8 billion to be transferred to the Highway Trust Fund to maintain its solvency. All of these authorized transfers came from the General Fund, which is subject to sequestration. According to the Congressional Budget Office, current revenues of approximately $34 billion are falling short of the current annual expenditure level of $41 billion. While a $0.01 increase in the gasoline tax per gallon would generate an additional $1.3 billion of annual revenues for the Highway Trust Fund, it is highly uncertain as to whether Congress will authorize any change in the gasoline tax.

Transportation investments generally boost the national economy by enhancing mobility and access and by creating jobs, which is a priority of many of the government’s economic plans. According to the Federal Highway Administration, every $1 billion in federal highway investment creates approximately 28,000 jobs. The number of jobs created is dependent on the nature and aggregates intensity of the projects. Approximately half of the Aggregates business’ net sales to the infrastructure market come from federal funding authorizations, including matching funds from the states. For each dollar spent on road, highway and bridge improvements, the Federal Highway Administration estimates an average benefit of $5.20 is recognized in the form of reduced vehicle maintenance costs, reduced delays, reduced fuel consumption, improved safety, reduced road and bridge maintenance costs and reduced emissions as a result of improved traffic flow.

Federal highway laws require Congress to annually appropriate funding levels for highways and other programs. Once the annual appropriation is passed, federal funds are distributed to each state based on formulas (apportionments) or other procedures (allocations). Apportioned and allocated funds generally must be spent on specific programs as outlined in the federal legislation. Most federal funds are available for four years. Once the federal government approves a state project, funds are committed and considered spent regardless of when the cash is actually spent by the state and reimbursed by the federal government. According to the Federal Highway Administration, funds are generally spent by the state over a period of years, with 27% in the year of funding authorization, 41% in the succeeding year, 16% in the third year and the

Martin Marietta  |  Page 67

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

remaining 16% is spent in the fourth year and beyond. The Department of Transportation Appropriations Act, 2015, provides an overall $40.3 billion limitation on Federal-aid highway program obligations for fiscal 2015. However, the Highway and Transportation Funding Act of 2014 amended MAP-21 obligations’ ceiling to $26.8 billion for the period October 1, 2014 to May 31, 2015.

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

States continue to play an expanding role in infrastructure funding. Management believes that innovative financing at the state level, such as bond issuances, toll roads and tax initiatives, will grow at a faster rate than federal funding. State spending on infrastructure generally leads to increased growth opportunities for the Corporation. The degree to which the Corporation could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Aggregates business’ five largest revenue-generating states may disproportionately affect the Corporation’s financial performance.

The need for surface transportation improvements significantly outpaces the amount of funding available. A significant number of roads, highways and bridges, built following the establishment of the Interstate Highway System in 1956, are now in need of significant repair or reconstruction.

According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 38% from 1990 to 2012, while new lane road mileage increased only 4 percent over the same period. From 1990-2009, the nation’s population grew 26%. TRIP also reports that 14% of the nation’s major roads are in poor condition and 25% of the nation’s bridges are structurally deficient or functionally obsolete. Currently, the Federal Highway Administration estimates that $170 billion is needed in annual capital investment through 2028 to significantly improve the current conditions and performance of the nation’s highways. During fiscal 2011, the latest data available from the Office of Highway Policy Information, $93.9 billion was spent for surface transportation projects by federal, state and local governments. According to a report issued by Duke University’s Center on Globalization, Governance & Competitiveness, solid infrastructure funding results in efficiencies of domestic commerce and creates employment. The report indicated every dollar spent in transportation infrastructure returns $3.54 in economic impact.

Other Public-Sector Construction Exposure

In addition to highways and bridges, transportation infrastructure includes aviation, mass transit, and ports and waterways. Public-sector construction related to transportation infrastructure can be aggregates intensive.

The Federal Aviation Administration Modernization and Reform Act of 2012 (“FAA Act”) is a four-year bill that provides federal funding for airport improvements throughout the United States at $3.35 billion per year through September 2015. According to ARTBA, spending for airport runways and terminals was $12.5 billion during 2014 and is forecast to increase to $13.1 billion in 2015. Among other things, the Corporation is currently positioned to competitively bid on a $92 million runway project at the Charlotte-Douglas International Airport in North Carolina.

Construction spending for mass transit projects, which include subways, light rail and railroads, was $18.3 billion in 2014, according to ARTBA, and is expected to increase to $20.9 billion in 2015. Railroad construction continues to benefit from economic growth and energy-sector shipments, which generate a need for additional maintenance and improvements. According

Martin Marietta  |  Page 68

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

to ARTBA, subway and light rail work will grow 16.9% in 2015. Heavy rail investment, largely driven by Class I railroads, is forecast to increase 12.5% in 2015. Two of the Corporation’s top fifteen customers in 2014 were Class I railroads.

Port and waterway construction experienced the strongest transportation modal growth in 2013 driven by the expansion of the Panama Canal and competition for the expected increase in traffic. According to ARTBA, port and waterway construction spending was $2.7 billion in 2014 and is forecast to increase slightly to $2.8 billion in 2015.

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

AVERAGE PERCENTAGE OF SHIPMENTS BY QUARTER AGGREGATES PRODUCT LINE

Excessive rainfall, and conversely excessive drought, can also jeopardize production, shipments and profitability in all markets served by the Corporation.

The Corporation’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity, most notably in August, September and October.

Cost Structure

•	Top 8 cost categories represent 95% of the Aggregates business’ total production costs
•	Top 4 cost categories for the Cement business represent 70% of total production costs
•	Underabsorption of fixed costs due to operating below capacity
•	Health and welfare costs increased 1% to 2% per year over past ten years compared with national average of 7% over same period; Corporation’s costs expected to increase 7% to 9% in 2014
•	Pension expense decreased from $29.3 million in 2013 to $17.9 million in 2014; pension costs expected to approximate $34.0 million in 2015 (2014 and 2015 amounts exclude termination benefits related to the acquisition of TXI)

Total production costs for the Aggregates business are components of cost of sales incurred at the quarries, distribution yards, and asphalt and ready mixed concrete plants. These costs exclude resale materials, freight expenses to transport materials from a producing quarry to a distribution yard and production overhead.

Generally, the top eight categories of total production costs for the Aggregates business are (1) labor and related benefits; (2) energy; (3) raw materials; (4) depreciation, depletion and amortization; (5) repairs and maintenance; (6) supplies; (7) contract services and (8) royalties. In 2014, these categories represented 95% of the Aggregates business’ total production costs.

Fixed costs are expenses that do not vary based on production or sales volume. Management estimates that, under normal operating capacity, 40% of the Aggregates business’ cost of sales is fixed, another 30% is semi-fixed and 30% is variable in nature. However, in 2014, management estimates fixed costs were approximately near 60% of total production costs, higher than the historic average. For this reason, the Corporation’s operating leverage can be substantial. Variable costs are expenses that fluctuate with the level of production volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, diesel, supplies, repairs and freight costs also increase in connection with higher production volumes.

Martin Marietta | Page 69

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Generally, when the Corporation invests capital to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, can offset increased depreciation costs. However, when aggregates demand weakens, the increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs, including depreciation. Further, due to the current economic environment, the Aggregates business has operated at a level significantly below capacity, thereby, restricting the Corporation’s ability to capitalize $39.8 million and $50.7 million of costs at December 31, 2014 and 2013, respectively, which could have been inventoried under normal operating conditions.

2014 TOTAL PRODUCTION COSTS BY CATEGORY

Diesel fuel, which averaged $2.82 per gallon in 2014 and $2.98 per gallon in 2013, represents the single largest component of energy costs for the Aggregates business. Changes in energy costs also affect the prices that the Corporation pays for supplies, including explosives, conveyor belting and tires. Further, the Corporation’s contracts of affreightment for shipping aggregates on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Corporation if the price of fuel moves beyond a contractual range.

Similar to the Magnesia Specialties business, the Corporation’s Cement business is a capital intensive operation with high fixed costs with plants that operate all day, every day, with the exception of plant shut downs. The cost categories in the Cement business are similar to the Aggregates business; however, the Cement business does not have royalties as a cost category. The top cost in cement manufacturing is energy, which represented 31% of total production costs in 2014. Depreciation and labor followed with 16% and 13% of total production costs, respectively.

The Corporation also consumes natural gas, coal and petroleum coke in the Magnesia Specialties manufacturing processes. During 2014, the Corporation’s average cost per MCF (thousand cubic feet) for natural gas increased 24% from 2013. Furthermore, the Corporation increased its coal consumption by 50% in 2014 due to the Woodville, Ohio kiln capacity expansion. The Corporation has fixed price agreements for 50% of its 2014 coal needs.

The Corporation’s aggregates-related downstream business requires the intersegment use of products as raw materials. Liquid asphalt and cement are key raw materials in the production of hot mix asphalt and ready mixed concrete, respectively. Fluctuations in prices for these raw materials directly affect the Corporation’s operating results.

Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Further, workforce reductions resulting from plant automation and mobile fleet right-sizing have helped the Corporation control rising labor costs. During economic downturns, the Corporation reviews its operations and, where practical, temporarily idles certain quarries. The Corporation is able to serve these markets with other open quarries that are in close

Martin Marietta  |  Page 70

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

proximity. Further, in certain markets, management can create production “super crews” that work at various locations within a district. For example, within a market, a crew may work three days per week at one quarry and the other two workdays at another quarry within that market. This has allowed the Corporation to reduce headcount in periods of lower demand, as the number of full-time employees has been reduced or eliminated at locations that are not operating at full capacity.

Rising health care costs have affected total labor costs in recent years and are expected to continue to increase. Over the past ten years, national health care costs have increased 7% on average. The Corporation has experienced health care cost increases averaging 1% to 2% per year over the same period, driven in large part by favorable claims experience and design changes made to its health care plans, such as employee surcharges. In 2014, the Corporation’s health and welfare costs per employee increased 7%, driven primarily by claims experience and health care reform required by The Patient Protection and Affordable Care Act. For 2015, health and welfare costs are expected to increase 5% to 7%, consistent with general marketplace trends.

A lower discount rate is expected to increase the Corporation’s pension expense from $17.9 million in 2014 to $34.0 million in 2015, excluding termination benefits related to the acquisition of TXI (see section Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions on pages 84 and 85).

The impact of current inflation on the Corporation’s businesses has been less significant due to moderate inflation rates. Historically, the Corporation has achieved real pricing growth in periods of inflation based on its ability to increase its selling prices in a normal economic environment.

Consolidated SG&A expenses increased $19.2 million in 2014 compared with 2013. The increase reflects additional costs incurred due to the TXI acquisition, which totaled $27.4 million. As a percentage of net sales, SG&A expenses declined 140 basis points to 6.5%.

CONSOLIDATED HEADCOUNT AVERAGE NUMBER OF EMPLOYEES

Shortfalls in federal, state and local revenues may result in increases in income taxes and other taxes. Federal and state governments may also increase tax rates or eliminate deductions in response to the federal deficit. The Corporation derives a significant tax benefit from the federal depletion deduction (see section Critical Accounting Policies and Estimates – Estimated Effective Income Tax Rate on pages 85 and 86). Effective January 1, 2014, the State of North Carolina reduced its corporate tax rate from 6.9% to 6.0%.

Transportation Exposure

The U.S. Department of the Interior’s geological map of the United States shows the possible sources of indigenous surface rock and illustrates its limited supply in the coastal areas of the United States from Virginia to Texas.

SOURCES OF AGGREGATES SUPPLY

Martin Marietta | Page 71

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases wholly supplied, from inland and offshore quarries. Further, certain interior United States markets may experience limited resources of construction material resulting from increasingly restrictive zoning and permitting laws and regulations. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. Accordingly, aggregates shipments are moved by rail or water through the Corporation’s long-haul distribution network. In 1994, the Corporation had seven distribution yards. At December 31, 2014, the Corporation had 70 distribution yards. The Corporation’s rail network serves its Texas, Florida and Gulf Coast markets. The Corporation’s Bahamas and Nova Scotia locations transport materials via oceangoing ships. The Corporation is currently focusing a portion of its capital spending program on key distribution yards in the southeastern United States.

As the Corporation moves aggregates by rail and water, internal freight costs reduce profit margins when compared with aggregates moved by truck. Freight costs for aggregates products often equal or exceed the selling price of the underlying aggregates products. The Corporation administers freight costs principally in three ways:

Option 1:	The customer supplies transportation.
Option 2:

The Corporation directly ships aggregates products from a production location to a customer by arranging for a third-party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are separately presented in the consolidated statements of earnings. Such revenues and costs for the Aggregates business were $245.6 million, $192.8 million and $180.5 million in 2014, 2013 and 2012, respectively.

Option 3:

The Corporation transports aggregates, either by rail or water, from a production location to a distribution yard at which the selling price includes the associated internal freight cost. These freight costs are included in the Aggregates business’ cost of sales and were $185.2 million, $136.8 million and $134.6 million for 2014, 2013 and 2012, respectively. Transportation costs from the distribution yard to the customer are accounted for as described above in options 1 or 2, as applicable.

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

ORIGINATING MODE OF TRANSPORTATION AGGREGATES PRODUCT LINE

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates product line shipments in 2014 was 76% by truck, 19% by rail and 5% by water (see section Analysis of Aggregates Business Gross Margin on pages 59 and 60).

The Corporation’s increased dependence on rail shipments has made it more vulnerable to railroad performance issues, including track congestion, crew and power availability, the effects of adverse weather conditions and the ability to

Martin Marietta  |  Page 72

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

renegotiate favorable railroad shipping contracts. Further, in response to these issues, rail transportation providers have focused on increasing the number of cars per unit train under transportation contracts and are generally requiring customers, through the freight rate structure, to accommodate larger unit train movements. A unit train is a freight train moving large tonnages of a single bulk product between two points without intermediate yarding and switching. Rail availability is seasonal and can impact aggregates shipments depending on other competing movements.

Generally, the Corporation does not buy railcars or ships, but instead supports its long-haul distribution network with leases and contracts of affreightment. However, the limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services.

TRANSPORTATION COST PER TON PER MILE AGGREGATES PRODUCT LINE

The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, meeting minimum tonnage requirements of shipping contracts, demurrage costs, fuel costs, ship availability and weather disruptions. The Corporation’s waterborne transportation is predominately via oceangoing vessels. The Corporation’s average shipping distances from its Bahamas and Nova Scotia locations are 600 miles and 1,200 miles, respectively. Due to the majority of the shipments going to Florida, the weighted-average shipping distances are approximately 30 percent less than these averages. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. If the Corporation fails to ship the annual minimum tonnages under the agreement, it must still pay the shipping company the contractually-stated minimum amount for that year. The Corporation did not incur any such charges in 2014; however, a charge is possible in 2015 if shipment volumes do not meet the contractually-stated minimums. The Corporation’s contracts of affreightment have varying expiration dates ranging from 2015 to 2017 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration or that terms will continue without significant increases.

Management expects the multiple transportation modes that have been developed with various rail carriers and deepwater ships will provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.

Internal Expansion and Integration of Acquisitions

The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable facilities at the Corporation’s quarrying operations. However, during 2009 through 2013, the Corporation set a priority of preserving capital while maintaining safe, environmentally-sound operations. Capital investment in excess of depreciation expense in previous years allowed the Corporation to reduce capital spending during the trough period of the construction cycle without compromising the Corporation’s commitment to safety, the environment, customer service and future growth. The Corporation has continued to opportunistically acquire land with long-term mineral reserves to expand its aggregates reserve base through the cyclical trough. As the Corporation returns to a

Martin Marietta  |  Page 73

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

more normalized operating environment, management expects to focus its capital spending program on expanding key operations.

The Corporation’s Medina Rock and Rail capital project, with a budgeted cost of nearly $160 million, is the largest capital expansion project in its history. The project, located outside of San Antonio, consists of building a rail-connected limestone aggregates processing facility with the capability of producing in excess of 10 million tons per year. Land acquisition was completed over several years as part of ongoing capital expenditures and construction began in 2013. Through the end of 2014, the Corporation invested nearly $79 million, including $41 million 2014. The project is expected to be completed, on time and under budget, in 2015.

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

The Corporation has a successful history of business combinations and integration of these businesses into its heritage operations. The Corporation acquired TXI July 1, 2014 and integrated the acquired aggregates operations into its disciplined cost structure during the last half of 2014. The integration of the ready mixed concrete and cement operations is expected to continue through June 2015.

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

As is the case with other companies in the cement industry, the Corporation’s cement operations produce varying quantities of cement kiln dust (“CKD”). This production by-product consists of fine-grained, solid, highly alkaline material removed from cement kiln exhaust gas by air pollution control devices. Because much of the CKD is actually unreacted raw materials, it is generally permissible to recycle the CKD back into the production process, and large amounts often are treated in such manner. CKD that is not returned to the production process is disposed in landfills. CKD is currently exempted from federal hazardous waste regulations under Subtitle C of the Resource Conservation and Recovery Act (“RCRA”).

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with National Ambient Air Quality Standards (“NAAQS”), a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas

Martin Marietta  |  Page 74

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

not in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or otherwise face fines or control by the EPA. Included as nonattainment areas are several major metropolitan areas in the Corporation’s markets, such as Houston/Brazoria/Galveston, Texas; Dallas/Fort Worth, Texas; Charlotte/Gastonia, North Carolina; Denver, Colorado; Boulder, Colorado; Fort Collins/Greeley/Loveland, Colorado; Council Bluffs, Iowa; Atlanta, Georgia; Macon, Georgia; Rock Hill, South Carolina; Indianapolis, Indiana; Muncie, Indiana; Crittenden County, Arkansas; and Riverside/San Bernardino Counties, California. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

The EPA includes the lime industry as a national enforcement priority under the Clean Air Act. As part of the industry-wide effort, the EPA issued notices of violation/findings of violation (“NOVs”) to the Corporation in 2010 and 2011 regarding its compliance with the Clean Air Act’s New Source Review (“NSR”) program at its Magnesia Specialties dolomitic lime manufacturing plant in Woodville, Ohio. The Corporation has been providing information to the EPA in response to these NOVs and has had several meetings with the EPA. The Corporation believes it is in substantial compliance with the NSR program. At this time, the Corporation cannot reasonably estimate what likely penalties or upgrades to equipment might ultimately be required. The Corporation believes that any costs related to any required upgrades to capital equipment will be spread over time and will not have a material adverse effect on the Corporation’s results of operations or its financial condition, but can give no assurance that the ultimate resolution of this matter will not have a material adverse effect on the financial condition or results of operations of the Magnesia Specialties segment.

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

Large emitters (facilities that emit 25,000 metric tons or more per year) of greenhouse gases (“GHG”) must report GHG generation to comply with the EPA’s Mandatory Greenhouse Gases Reporting Rule (“GHG Rule”). The Corporation’s Magnesia Specialties facilities in Woodville, Ohio and Manistee, Michigan emit certain of the GHG, including carbon dioxide, methane and nitrous oxide, and are filing annual reports in accordance with the GHG Rule. The Corporation’s cement operations in California, Riverside Cement, is also filing annual reports of their GHG emissions. In addition, as it operates in California, Riverside Cement is subject to California’s existing GHG emissions trading/credit program. The Corporation believes that Riverside Cement has purchased an adequate number of additional emission credits to remain under the regulated limits, and that program has not had a material adverse effect on the Corporation’s financial condition or results of operations. Should Congress pass legislation on GHG, these operations will likely be subject to the new program. The Corporation believes that the EPA may impose additional regulatory restrictions on emissions of GHG. However, the Corporation also anticipates that any increased operating costs or taxes related to GHG emission limitations at its Woodville operation would be passed on to its customers. The Manistee facility may have to absorb extra costs due to the regulation of GHG emissions in order to maintain competitive pricing in its markets. The Corporation cannot reasonably predict how much those increased costs may be.

The Corporation is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management and counsel, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation or other proceedings, including those pertaining to environmental matters, relating to the Corporation and its subsidiaries, will have a material adverse effect on the overall results of the Corporation’s operations, cash flows or financial position.

Martin Marietta  |  Page 75

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Cement Segment

The Corporation’s Cement segment includes a leading position in the Texas cement markets (2 plants) and a state-of-the-art rail-located cement plant in southern California. These plants produce Portland and specialty cements with a combined annual capacity of 6.6 million tons, as well as a current permit that provides an 800,000-ton-expansion opportunity at the Midlothian plant, near Dallas/Ft. Worth. The Corporation acquired the Cement segment on July 1, 2014 and, for the second half of the year, the segment generated net sales of $209.6 million and gross profit of $52.5 million. Of 2.8 million tons shipped during 2014, 0.5 million tons were used in the Corporation’s ready mixed concrete product line. The average selling price per ton of cement in the second half of 2014 was $89.21. Effective October 1, 2014, the Corporation announced a price increase of $10 per ton of cement in the Texas and California markets. This price increase is reflected in the fourth-quarter average selling price, which was 8.2% higher compared with the third quarter.

The Cement segment is benefitting from continued strength in the Texas markets, where current demand exceeds local supply, a trend that is expected to continue for the near future. The Texas plants are operating between 75% and 85% utilization and the California plant is operating in the low 70% utilization, reflective of a slower recovery in the southern California construction economy. The PCA anticipates the California markets reaching a demand/supply equilibrium during 2016.

The segment sold cement to customers in 13 states, with Texas accounting for 71% of net sales by state of destination. Primary modes of transportation of shipments are truck and rail, representing 89% and 11%, respectively, of total tons.

2014 NET SALES BY PRODUCT LINE AND INDUSTRY MAGNESIA SPECIALTIES SEGMENT

The cement plants are subject to periodic maintenance which requires shutting the plant down. Shutdown costs due to these outages may accumulate to significant costs. In the second half of 2014, the segment incurred $13.3 million of expense for shutdowns. For 2015, plant shutdown costs are estimated to be $5 million, $12 million, $3 million and $11 million for the first, second, third and fourth quarters, respectively.

The Cement segment’s hourly workforce at the Crestmore and Oro Grande operations in California belong to a labor union. The labor contract for the Oro Grande location expires in June 2015 and management does not expect significant difficulties in renewing the contract. The labor contract for Crestmore expires August 2016.

Magnesia Specialties Segment

Through its Magnesia Specialties segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications and dolomitic lime for use primarily in the steel industry. In 2014, 66% of Magnesia Specialties’ net sales were attributable to chemicals products, 33% were attributable to lime and 1% was attributable to stone. Record net sales, gross profit and earnings from operations in 2014 reflected increased volumes and solid pricing gains in key product lines.

In 2014, 84% of the lime produced was sold to third-party customers, while the remaining 16% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, 44% of Magnesia Specialties’ 2014 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry. These trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. The dolomitic lime business runs most profitably at 70% or greater steel utilization; domestic capacity

Martin Marietta  |  Page 76

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

utilization averaged 77% in 2014. According to Moody’s, steel production in 2014 increased 13% over 2013 and the 2015 forecast is an increase of 2% over 2014. According to Platt, a division of McGraw Hill Financial, capacity utilization for 2014 was 77% and is expected to continue at this level or slightly improve in 2015.

Of Magnesia Specialties’ 2014 total revenues, 11% came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates, increasing transportation costs or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the United States dollar is used as the functional currency in foreign transactions.

Given high fixed costs, low capacity utilization can negatively affect the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability.

The Magnesia Specialties business is highly dependent on rail transportation, particularly for movement of dolomitic lime from Woodville to Manistee and direct customer shipments of dolomitic lime and magnesia chemicals products from both Woodville and Manistee. The segment can be affected by the risks outlined in Transportation Exposure on pages 71 through 73.

All of Magnesia Specialties’ hourly workforce belongs to a labor union. Union contracts cover hourly employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract for the Manistee location expires in August 2015 and management does not expect significant difficulties in renewing the contract. The Woodville contract expires May 2018.

The Magnesia Specialties’ operations are essentially running near capacity. Management expects future organic growth to result from increased pricing, rationalization of the current product portfolio and/or further cost reductions. In the current operating environment, any unplanned change in costs or customers introduces volatility to the earnings of the Magnesia Specialties segment.

Current Market Environment and Related Risks

Management has considered the current economic environment and its potential impact to the Corporation’s business. With the extension of Map-21 and the temporary solvency of the Highway Trust Fund coupled with state initiatives to secure alternative funding sources, demand for aggregates products in the infrastructure construction market has shown improvement over prior year. However, securing a funding source and a new highway bill is necessary to restore confidence in the market. With all states in recovery or expansion, the decline in energy costs may be the catalyst in certain markets to boost construction. Conversely, markets heavily dependent on the energy sector may feel a slight depression with the decrease in oil production.

While a recessionary construction economy can increase collectability risks related to receivables, lien rights and payment bonds posted by some of the Corporation’s customers help mitigate the risk of uncollectible accounts. The Corporation can experience a delay in payments from certain of its customers during the construction downturn, negatively affecting operating cash flows. Further, market performance and its impact on pension asset values may require increased cash contributions to the Corporation’s plans in subsequent years. A lower discount rate is expected to increase the Corporation’s pension expense in 2015.

There is a risk of long-lived asset impairment at temporarily-idled locations. The timing of increased demand will determine when these locations are reopened. During the time that locations are temporarily idled, the locations’ plant and equipment continue to be depreciated. When appropriate, mobile equipment is transferred to and used at an open location. As the Corporation continues to have long-term access to the supply of aggregates reserves and useful lives of equipment are extended, these locations are not considered to be impaired while temporarily idled. When temporarily-idled locations are reopened, it is not uncommon for repair costs to temporarily increase.

Increases in the Corporation’s estimated effective income tax rate may negatively affect the Corporation’s results of operations. A number of factors could increase the estimated effective income tax rate, including government authorities increasing taxes to fund deficits; the jurisdictions in which earnings are taxed; the resolution of issues arising from tax

Martin Marietta  |  Page 77

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

audits with various tax authorities; changes in the valuation of deferred tax balances; adjustments to estimated taxes based upon the filing of the consolidated federal and individual state income tax returns; changes in available tax credits; changes in stock-based compensation; other changes in tax laws; and the interpretation of tax laws and/ or administrative practices. The State of North Carolina reduced its corporate tax rate for years beginning January 1, 2014, which positively impacted the Corporation’s effective income tax rate.

Internal Control and Accounting and Reporting Risk

Management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2014. Furthermore, the Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2014. A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with generally accepted accounting principles. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness. The Sarbanes-Oxley Act of 2002, and other related rules and regulations, have increased the scope, complexity and cost of corporate governance. As reports from the Public Company Accounting Oversight Board’s (“PCAOB”) inspections of public accounting firms continue to outline findings and recommendations, the Corporation’s efforts and costs to respond may continue to increase. As permitted by the SEC, management’s assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal control over certain assets and net sales of the acquired cement and ready mixed concrete operations, which are included in the 2014 consolidated financial statements and constituted 18% of consolidated total assets and 17% of consolidated net sales as of and for the year ended December 31, 2014.

Accounting rulemaking, which may come in the form of updates to the Accounting Standards Codification and speeches by various rule-making bodies, has become increasingly complex and generally requires significant estimates and assumptions in its interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board (the “FASB”) and SEC (section Critical Accounting Policies and Estimates on pages 80 through 88).

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

For additional discussion on risks, see the Risk Factors section in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2014.

Martin Marietta  |  Page 78

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

2015 Outlook

Management is encouraged by positive trends in its business and markets, most notably in the nonresidential construction market. Nonresidential construction is expected to increase in both the heavy industrial and commercial sectors. The Dodge Momentum Index is at its highest level since 2009 and signals continued growth. Energy-related economic activity, including follow-on public and private construction activities in the Corporation’s primary markets, is anticipated to remain strong. Residential construction is expected to continue to grow, driven by historically low levels of construction activity over the previous several years, low mortgage rates, significant lot absorption, higher multi-family rental rates and rising housing prices. For the public sector, authorized highway funding from MAP-21 should remain stable compared with 2014. Additionally, state initiatives to finance infrastructure projects, including support from TIFIA, are expected to grow and continue to play an expanded role in public-sector activity.

Based on these trends and expectations, the Corporation’s management anticipates the following for full-year 2015:

•	Aggregates end-use markets compared to 2014 levels are as follows:
–	Infrastructure market to increase mid-single digits.
–	Nonresidential market to increase in the high-single digits.
–	Residential market to experience a double-digit increase.
–	ChemRock/Rail market to remain relatively flat.
•	Aggregates product line shipments to increase by 10% to 12% compared with 2014 levels.
–	Heritage aggregates shipments to increase 4% to 7%.
–	Shipments from acquired TXI operations to more than double, reflecting a full year of ownership.
•	Aggregates product line pricing to increase by 4% to 6% compared with 2014.
•	Aggregates product line direct production cost per ton shipped to decline slightly.
•	Aggregates-related downstream product lines to generate between $875 million and $925 million of net sales and $65 million to $70 million of gross profit.
•	Net sales for the Cement segment to be between $475 million and $500 million, generating $120 million to $130 million of gross profit.
•	Net sales for the Magnesia Specialties segment to be between $240 million and $250 million, generating $85 million to $90 million of gross profit.
•	SG&A expenses as a percentage of net sales to be less than 6.0%, despite an $18 million increase in heritage pension costs, primarily as a result of a lower discount rate.
•	Interest expense to approximate $75 million to $80 million.
•	Estimated effective income tax rate to approximate 32%, excluding discrete events.
•	Consolidated EBITDA to range from $825 million to $875 million.
•	Cash taxes paid to approximate $52 million.
•	Capital expenditures to approximate $320 million, including $35 million of synergy-related capital and $80 million for the continued development of the new Medina limestone quarry outside of San Antonio. The Medina quarry is rail connected and will be able to ship aggregates products to South Texas, including Houston.

Risks To Outlook

The 2015 outlook includes management’s assessment of the likelihood of certain risks and uncertainties that will affect performance. The most significant risks to the Corporation’s performance will be Congress’ actions and timing surrounding federal highway funding and uncertainty over the funding mechanism for the Highway Trust Fund. Further, a decline in consumer confidence may negatively impact investment in construction projects. While both MAP-21 and TIFIA credit assistance are excluded from the U.S. debt ceiling limit, this issue may have a significant impact on the economy and, consequently, construction activity. Other risks and uncertainties related to the Corporation’s future performance include, but are not limited to: both price and volume, and a recurrence of widespread decline in aggregates volume negatively affecting aggregates price; the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; a significant change in the funding patterns for traditional federal, state and/or local infrastructure projects; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases; a decline in nonresidential construction; a decline in energy-related drilling activity resulting from a sustained period of low global oil prices or changes in oil production patterns in response to this decline and certain regulatory

Martin Marietta  |  Page 79

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

or other economic factors; a slowdown in the residential construction recovery, or some combination thereof; a reduction in economic activity in the Corporation’s Midwest states resulting from reduced funding levels provided by the Agricultural Act of 2014 and a reduction in capital investment by the railroads; an increase in the cost of compliance with governmental laws and regulations; unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to the Corporation’s cement production facilities; and the possibility that certain expected synergies and operating efficiencies in connection with the TXI acquisition are not realized within the expected time-frames or at all. Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability. If these negatively affect transportation budgets more than in the past, construction spending could be reduced. Cement is subject to cyclical supply and demand and price fluctuations. The Magnesia Specialties business runs at near capacity; therefore any unplanned changes in costs or realignment of customers introduce volatility to the earnings of this segment.

The Corporation’s principal business serves customers in aggregates-related construction markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, help to mitigate the risk of uncollectible receivables. The level of aggregates demand in the Corporation’s end-use markets, production levels and the management of production costs will affect the operating leverage of the Aggregates business and, therefore, profitability. Production costs in the Aggregates business are also sensitive to energy and raw material prices, both directly and indirectly. Diesel fuel and other consumables change production costs directly through consumption or indirectly by increased energy-related input costs, such as steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Corporation’s long-haul distribution network. The Cement business is also energy intensive and fluctuations in the price of coal affects costs. The Magnesia Specialties business is sensitive to changes in domestic steel capacity utilization and the absolute price and fluctuations in the cost of natural gas.

Transportation in the Corporation’s long-haul network, particularly the supply of rail cars and locomotive power and condition of rail infrastructure to move trains, affects the Corporation’s ability to efficiently transport aggregate into certain markets, most notably Texas, Florida and the Gulf Coast. In addition, availability of rail cars and locomotives affects the Corporation’s ability to move dolomitic lime, a key raw material for magnesia chemicals, to both the Corporation’s plant in Manistee, Michigan, and customers. The availability of trucks, drivers and railcars to transport the Corporation’s products, particularly in markets experiencing high growth and increased demand, is also a risk and pressures the associated costs.

All of the Corporation’s businesses are also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather. Hurricane activity in the Atlantic Ocean and Gulf Coast generally is most active during the third and fourth quarters.

Risks to the outlook also include shipment declines as a result of economic events beyond the Corporation’s control. In addition to the impact on nonresidential and residential construction, the Corporation is exposed to risk in its estimated outlook from credit markets and the availability of and interest cost related to its debt.

The Corporation’s future performance is also exposed to risks from tax reform at the federal and state levels.

For a discussion of additional risks, see Forward-Looking Statements – Safe Harbor Provisions on pages 95 and 96.

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

Martin Marietta  |  Page 80

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Business Combinations – Allocation of Purchase Price

The Corporation’s Board of Directors and management regularly review strategic long-term plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase the Corporation’s market share and/or are related to the Corporation’s existing markets. When an acquisition is completed, the Corporation’s consolidated statements of earnings include the operating results of the acquired business starting from the date of acquisition, which is the date that control is obtained. The purchase price is determined based on the fair value of assets and equity interests given to the seller and any future obligations to the seller as of the date of acquisition. Additionally, conversion of the seller’s equity awards into equity awards of the Corporation can affect the purchase price. The Corporation allocates the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation is a critical accounting policy because the estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions. Further, the amounts and useful lives assigned to depreciable and amortizable assets versus amounts assigned to goodwill and indefinite-lived intangible assets, which are not amortized, can significantly affect the results of operations in the period of and in periods subsequent to a business combination.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and, therefore, represents an exit price. A fair-value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. The Corporation assigns the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities

•	Level 2 – Observable inputs, other than quoted prices, for similar assets or liabilities in active markets

•	Level 3 – Unobservable inputs are used to value the asset or liability, which includes the use of valuation models

Level 1 fair values are used to value investments in publicly-traded entities and assumed obligations for publicly-traded long-term debt.

Level 2 fair values are typically used to value acquired receivables, inventories, machinery and equipment, land, buildings, deferred income tax assets and liabilities, and accruals for payables, asset retirement obligations, environmental remediation and compliance obligations, and contingencies. Additionally, Level 2 fair values are typically used to value assumed contracts that are not at market rates.

Level 3 fair values are used to value acquired mineral reserves and mineral interests produced and sold as final products, and separately-identifiable intangible assets. The fair values of mineral reserves and mineral interests produced and sold as final products are determined using an excess earnings approach, which requires management to estimate future cash flows, net of capital investments in the specific operation and contributory asset charges. The estimate of future cash flows is based on available historical information and on future expectations and assumptions determined by management, but is inherently uncertain. Key assumptions in estimating future cash flows include sales price, shipment volumes, production costs and capital needs. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would require if purchasing the acquired business, with an adjustment for the risk of these assets generating the projected cash flows.

The Corporation values separately-identifiable acquired intangible assets which may include, but are not limited to, permits, customer relationships, water rights and noncompetition agreements. The fair values of these assets are typically determined by an excess earnings method, a replacement cost method or, in the case of water rights, a market approach.

The useful lives of amortizable intangible assets and the remaining useful lives for acquired machinery and equipment has a significant impact on earnings. The selected lives are based on the periods that the assets provide value to the Corporation subsequent to the business combination.

Martin Marietta  |  Page 81

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Corporation may adjust the amounts recognized for a business combination during a measurement period after the acquisition date. Any such adjustments are based on the Corporation obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement-period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. These adjustments are applied retroactively to the date of acquisition and reported retrospectively. Further, they could have a material impact on the Corporation’s financial position and results of operations. The measurement period ends once the Corporation has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded through earnings.

Impairment Review of Goodwill

Goodwill is required to be tested at least annually for impairment. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 28% of the Corporation’s total assets at December 31, 2014, the evaluation requires the selection of assumptions that are inherently volatile and an impairment charge could be material to the Corporation’s financial condition and results of operations. The Corporation performs its impairment evaluation as of October 1, which represents the ongoing annual evaluation date.

The Corporation’s reporting units, which represent the level at which goodwill is tested for impairment, are based on the geographic regions of the Aggregates business. As of October 1, 2014, the reporting units for the Aggregates business were as follows:

•	Mid-Atlantic Division, which includes North Carolina, South Carolina, Maryland and Virginia;

•	Mideast Division, which includes Indiana, Kentucky, Ohio and West Virginia;

•	Midwest Division, which includes Iowa, northern Kansas, Minnesota, Missouri, eastern Nebraska and Washington;

•	Southeast Division, which includes Alabama, Florida, Georgia, Mississippi, Tennessee and offshore operations in the Bahamas and Nova Scotia;
•	Rocky Mountain Division, which includes Colorado, western Nebraska, Nevada, Utah and Wyoming; and

•	Southwest Division, which includes Arkansas, southern Kansas, Louisiana, Oklahoma and Texas.

Additionally, the Cement business is a separate reporting unit. There is no goodwill related to the Magnesia Specialties segment.

Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation. Disclosures for certain of the aforementioned reporting units meet the aggregation criteria and are consolidated as reportable segments for financial reporting purposes.

Goodwill is allocated to each reporting unit based on the location of acquisitions and divestitures at the time of consummation. Goodwill is tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents Step 1 of a two-step approach. If the reporting unit’s fair value exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a Step 1 failure and leads to a Step 2 evaluation to determine the goodwill write off. If a Step 1 failure occurs, the excess of the carrying value over the fair value does not equal the amount of the goodwill write off. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible assets, other than goodwill, similar to the purchase price allocation performed for an acquisition of a business. The remaining unallocated fair value represents the implied fair value of the goodwill. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. When performing Step 2 and allocating a reporting unit’s fair value, assets having a higher fair value compared with book value increase any possible write off of impaired goodwill.

The Corporation has the option of performing a qualitative assessment before calculating the fair values of its reporting units in Step 1. As part of the qualitative assessment, the Corporation considers, among other things, the following events and circumstances: macroeconomic conditions,

Martin Marietta  |  Page 82

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

For the 2014 annual impairment evaluation, the Corporation performed qualitative assessments of the Mid-Atlantic, Mideast, Midwest, Rocky Mountain, Southwest and Cement reporting units. Based on the totality of drivers of fair value and relevant facts and circumstances, the Corporation determined that it is more likely than not that the fair values of each of these reporting units exceed their respective carrying amounts. The Southwest reporting unit has $825.5 million, or 40%, of the Corporation’s total goodwill, and the Cement reporting unit has $883.9 million, or 43%, of the Corporation’s total goodwill, both as of December 31, 2014.

The Corporation performed a Step 1 analysis for its Southeast reporting unit. The fair value was calculated using a 15-year discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, discount rate of 12.0%, and terminal growth rate of 3.5%. The 2014 fair value of the Southeast reporting unit exceeded its carrying value by 36.2%, or $178.4 million. For sensitivity purposes, a 100-basis-point increase in the discount rate would result in the Southeast reporting unit passing the Step 1 analysis. The Southeast reporting unit had $50.3 million of goodwill at October 1, 2014.

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

A discount rate is calculated for each reporting unit and represents its weighted average cost of capital. The calculation of the discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, small-stock premium, company-specific premium, and borrowing rate. The terminal growth rate was based on the projected annual increase in Gross Domestic Product.

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

Martin Marietta  |  Page 83

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Pension Expense-Selection of Assumptions

The Corporation sponsors noncontributory defined benefit pension plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 31 through 35). Annual pension expense (inclusive of SERP expense) consists of several components:

•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.

•	Interest Cost, which represents one year’s additional interest on the outstanding liability that has been discounted to its present value.

•	Expected Return on Assets, which represents the expected investment return on pension fund assets.

•

Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2014, unrecognized actuarial loss and unrecognized prior service cost were $186.0 million and $1.2 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10 percent of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $186.0 million unrecognized actuarial loss consists of $110.6 million that is currently subject to amortization in 2015 and $75.4 million that is not subject to amortization in 2015. Assuming the December 31, 2014 projected benefit obligation and an average remaining service life of 10 years, $12.4 million of amortization of the actuarial loss will be a component of 2015 annual pension expense.

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

Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation selected a hypothetical portfolio of Moody’s Aa bonds with maturities that mirror the benefit obligations to determine the discount rate. At December 31, 2014, the Corporation selected a discount rate assumption of 4.25%, a 92-basis-point reduction from the prior-year assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption has the most significant impact on the annual pension expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase results in higher pension expense. The actual rate of increase in compensation levels in 2014 was lower than the assumed long-term rate of increase of 5.0%.

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

Martin Marietta  |  Page 84

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Corporation selected an expected return on assets of 7.0%, consistent with the prior-year rate. The following table presents the expected return on pension assets as compared with the actual return on pension assets:

	Expected Return	Actual Return
(add 000)	on Pension Assets	on Pension Assets
2014	$32,661	$26,186
2013	$26,660	$59,882
2012	$23,899	$37,308

The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the consolidated statements of earnings. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which are amortized into annual pension expense as previously described.

The Corporation estimates the remaining lives of participants in the pension plans using a table issued by the Society of Actuaries. For 2014, the Corporation estimated the remaining lives of participants in the pension plans using the RP-2014 Mortality Table. The no-collar table was used for salaried participants and the blue-collar table, reflecting the experience of the Corporation’s participants, was used for hourly participants.

Assumptions are selected on December 31 to calculate the succeeding year’s expense. For the 2014 pension expense, assumptions selected at December 31, 2013 were as follows:

Discount rate	5.17%
Rate of increase in future compensation levels	5.00%
Expected long-term rate of return on assets	7.00%
Average remaining service period for participants	9.0 years
RP 2000 Mortality Table projected to 2020 with no phase-out of improvements

Using these assumptions, 2014 pension expense, excluding the impact of the TXI acquisition, was $13.9 million. Pension expense resulting from the TXI acquisition was $17.6 million, which includes a one-time termination benefit of $13.7 million. A change in the assumptions would have had the following impact on 2014 expense:

•	A change of 25 basis points in the discount rate would have changed 2014 expense by approximately $2.2 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2014 expense by approximately $1.1 million.

For 2015 pension expense, assumptions selected at December 31, 2014 were as follows:

Discount rate	4.25%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	7.00%
Average remaining service period for participants	10 years
RP-2014 Mortality Table

Using these assumptions, 2015 pension expense is expected to be approximately $34.0 million, excluding termination benefits related to TXI, based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2015 expected expense:

•	A change of 25 basis points in the discount rate would change the 2015 expected expense by approximately $3.0 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2015 expected expense by approximately $1.3 million.

The Corporation made pension plan contributions of $25.7 million in 2014 and $158.9 million for the five-year period ended December 31, 2014. Despite these contributions, the Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $229.9 million at December 31, 2014. This reflects the assumed obligation of several underfunded plans from TXI. The Corporation’s projected benefit obligation increased $257.9 million from December 31, 2013 primarily due to the 92-basis-point decrease in the discount rate assumption and the acquisition of TXI. The Corporation expects to make pension plan and SERP contributions of $33.5 million in 2015.

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

Martin Marietta  |  Page 85

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

The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories, net operating loss carryforwards and tax credit carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. Deferred tax assets are carried on stock options that had exercise prices in excess of the closing price of the Corporation’s common stock at December 31, 2014. If these options expire without being exercised, the deferred tax assets are written off by reducing the pool of excess tax benefits to the extent available and expensing any excess. The deferred tax assets attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences depends on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2014, the Corporation had domestic net operating loss carryforwards of $710.2 million, a significant portion of which were acquired in the TXI business combination, with varying expiration dates through 2034 and related deferred tax assets of $171.8 million. The Corporation established a reserve of $5.1 million for these deferred tax assets based on the uncertainty of generating future taxable income in the respective jurisdictions during the limited period that the net operating loss carryforwards can be utilized under state statutes. The Corporation utilized total net operating loss carryforwards of $54 million and can utilize $383 million in 2015, subject to generating sufficient taxable income. The remaining net operating loss carryforwards are expected to be utilized in 2016. Additionally, the Corporation had domestic tax credit carryforwards of $3.7 million, for which a valuation allowance of $1.0 million was recorded at December 31, 2014 and alternative minimum tax credit carryforwards of $28.8 million. Cash taxes in 2015 are estimated to be $52 million.

Martin Marietta  |  Page 86

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Property, Plant and Equipment

Net property, plant and equipment represent 46% of total assets at December 31, 2014. Accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.

The Corporation evaluates aggregates reserves, including aggregates reserves used in the cement manufacturing process, in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require an extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 74 and 75). The depth of overburden and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties, for quality control, calculating overburden volumes and for mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.

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

Martin Marietta  |  Page 87

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

The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 74 and 75).

Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach for the life of the proven and probable reserves.

The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. During 2014, depletion expense was $11.0 million.

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

Inventory Standards

The Corporation values its finished goods inventories under the first-in, first-out methodology using standard costs. For quarries, standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or market, and adjusting, if necessary, for normal capacity levels and abnormal costs. In addition to production costs, standards for distribution yards include a freight component for the cost of transporting the inventory from a quarry to the distribution yard and materials handling costs. Pre-operating start-up costs are expensed as incurred and not capitalized as part of inventory costs. In periods in which production costs, in particular energy costs, and/or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 69 through 71).

Standard costs for the Aggregates business are updated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes.

Martin Marietta  |  Page 88

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Liquidity and Cash Flows

Operating Activities

The Corporation’s primary source of liquidity during the past three years has been cash generated from its operating activities. Operating cash flow is substantially derived from consolidated net earnings, before deducting depreciation, depletion and amortization, and offset by working capital requirements. Cash provided by operations was $381.7 million in 2014, $309.0 million in 2013 and $222.7 million in 2012. The increases in 2014 and 2013 were primarily attributable to higher earnings before depreciation, depletion and amortization expense. The 2014 increase was partially offset by $70.4 million of payments for TXI acquisition-related expenses.

Depreciation, depletion and amortization were as follows:

years ended December 31
(add 000)	2014	2013	2012
Depreciation	$200,242	$162,638	$166,912
Depletion	11,000	5,695	5,028
Amortization	11,504	5,428	5,271
Total	$222,746	$173,761	$177,211

The increase in depreciation, depletion and amortization expense in 2014 is attributable to the TXI acquisition.

Investing Activities

Net cash used for investing activities was $49.3 million in 2014, $214.5 million in 2013 and $143.2 million in 2012.

Capital spending by reportable segment, excluding acquisitions, was as follows:

years ended December 31
(add 000)	2014	2013	2012
Mid-America Group	$75,253	$81,232	$57,125
Southeast Group	22,135	18,444	22,594
West Group	112,994	44,380	28,544
Total Aggregates Business	210,382	144,056	108,263
Cement	4,764	–	–
Magnesia Specialties	2,588	4,700	38,873
Corporate	14,449	6,477	3,887
Total	$232,183	$155,233	$151,023

OPERATING CASH FLOW (in millions)

Increased capital spending in 2014 for the West Group is attributable to $28.8 million invested in the newly acquired TXI locations and $41.0 million for the continued development of the new Medina limestone quarry outside of San Antonio.

The Corporation paid cash of $0.2 million, $64.5 million and $0.2 million for acquisitions in 2014, 2013 and 2012, respectively.

Proceeds from divestitures and sales of assets include cash from the sales of surplus land and equipment and the divestitures of several Aggregates business’ operations. These transactions provided pretax cash of $122.0 million in 2014, $8.6 million in 2013 and $10.0 million in 2012. Proceeds in 2014 primarily relate to the required sale of an aggregates quarry in Oklahoma and two rail yards in Texas as a result of an agreement between the Corporation and the U.S. Department of Justice (“DOJ”) as part of its review of the TXI business combination.

In 2013 and 2012, the Corporation loaned $3.4 million and $2.0 million, respectively, to an unconsolidated affiliate.

Financing Activities

The Corporation used $266.1 million, $77.4 million and $80.1 million of cash for financing activities during 2014, 2013 and 2012, respectively.

Net repayments of long-term debt were $188.5 million, $16.7 million and $12.7 million in 2014, 2013 and 2012, respectively. As discussed in Note G of the audited consolidated financial statements, the Corporation completed a private offering, subsequently exchanged for public notes in December 2014, of $700 million of senior unsecured notes and amended its trade receivable securitization facility to increase available funding by $100 million to maximum borrowings of $250 million, subject to the level of trade receivables. Net proceeds from the offering, along with cash on hand and incremental drawings on the trade facility, were used to redeem

Martin Marietta | Page 89

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

$650 million of assumed 9.25% notes from TXI plus a make-whole premium and accrued unpaid interest. As of December 31, 2014, the Corporation repaid all outstanding borrowings under the trade facility using free cash flow.

In 2014, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.60 per share. Total cash dividends were $91.3 million in 2014, $74.2 million in 2013 and $73.8 million in 2012.

Cash provided by issuances of common stock, which represents the exercises of stock options, was $39.7 million, $11.7 million and $7.0 million in 2014, 2013 and 2012, respectively. The increase in 2014 is primarily due to the exercise of fully-vested replacement options granted to holders of outstanding TXI options at the acquisition date. Excess tax benefits from stock-based compensation transactions were $2.5 million, $2.4 million and $0.8 million in 2014, 2013 and 2012, respectively.

During 2014, the Corporation acquired the remaining interest in two joint ventures in separate transactions for $19.5 million.

Capital Structure and Resources

Long-term debt, including current maturities, increased from $1.031 billion at the end of 2013 to $1.585 billion at the end of 2014. The Corporation’s debt was principally in the form of publicly-issued long-term notes and debentures and $236.3 million of borrowings under variable-rate credit facilities at December 31, 2014.

In connection with the TXI acquisition, the Corporation refinanced debt assumed from TXI by issuing $700 million of senior unsecured notes, which included $300 million of three-year variable-rate senior notes and $400 million of 4.25% ten-year senior notes.

Subsequent to the TXI acquisition, the Corporation, through a wholly-owned special purpose subsidiary, amended its trade receivable securitization facility (the “Trade Receivable Facility”) to increase the borrowing capacity from $150 million to $250 million. The Corporation also extended the maturity of its Trade Receivable Facility to September 30, 2016. The Trade Receivable Facility is backed by eligible trade receivables, as defined, of $313.4 million at December 31, 2014.

These receivables are originated by the Corporation and then sold to the wholly-owned special purpose subsidiary by the Corporation. The Corporation continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special purpose subsidiary. The Trade Receivable Facility contains a cross-default provision to the Corporation’s other debt agreements.

The Credit Agreement (which consists of a $250 million Term Loan Facility and a $350 million Revolving Facility) requires the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined by the Credit Agreement, for the trailing twelve month period (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation, as a consequence of such specified acquisition, does not have its ratings on long-term unsecured debt fall below BBB by Standard & Poor’s or Baa2 by Moody’s and the Ratio calculated without such exclusion does not exceed 3.75x. Effective June 23, 2014, the Corporation amended the Credit Agreement to ensure the impact of the business combination with TXI does not impair liquidity available under the Term Loan Facility and the Revolving Facility. The amendment adjusts consolidated EBITDA to add back fees, costs or expenses relating to the TXI business combination incurred on or prior to the closing of the combination not to exceed $95,000,000; any integration or similar costs or expenses related to the TXI business combination incurred in any period prior to the second anniversary of the closing of the TXI business combination not to exceed $70,000,000; and any make-whole fees incurred in connection with the redemption of TXI’s 9.25% senior notes. Additionally, under the Credit Agreement, if there are no amounts outstanding under the Revolving Facility, consolidated debt, including debt for which the Corporation is a co-borrower, will be reduced for purposes of the covenant calculation by the Corporation’s unrestricted cash and cash equivalents in excess of $50 million, such reduction not to exceed $200 million.

Martin Marietta  |  Page 90

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

At December 31, 2014, the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined, for the trailing twelve month EBITDA was 2.46 times and was calculated as follows (dollars in thousands):

Twelve-Month Period January 1, 2014 to December 31, 2014
Net earnings from continuing operations attributable to Martin Marietta	$ 155,638
Add back:
Interest expense	66,057
Income tax expense	94,769
Depreciation, depletion and amortization expense	220,014
Stock-based compensation expense	8,993
Business development expenses related to the business combination with TXI	42,689
Deduct:
Interest income	(492)
TXI EBITDA, pre-acquisition
(January 1, 2014 - June 30, 2014)	43,571

Consolidated EBITDA, as defined	$ 631,239

Consolidated net debt, as defined and including debt for which the Corporation is a co-borrower, at December 31, 2014	$ 1,550,642

Consolidated debt-to-consolidated EBITDA, as defined, at December 31, 2014 for trailing twelve-month EBITDA	2.46x

Total equity increased from $1.575 billion at December 31, 2013 to $4.353 billion at December 31, 2014, primarily due to the issuance of 20.3 million shares of common stock to acquire TXI. At December 31, 2014, the Corporation had an accumulated other comprehensive loss of $106.2 million, resulting from unrecognized actuarial losses and prior service costs related to pension and postretirement benefits, foreign currency translation gains and the unamortized loss on terminated forward starting interest rate swap agreements.

The Corporation may repurchase shares of its common stock through open-market purchases pursuant to authority granted by its Board of Directors or through private transactions at such prices and upon such terms as the Chief Executive Officer deems appropriate. During 2014, the Corporation did not repurchase any shares of common stock. At December 31, 2014, 5.0 million shares of common stock were remaining under the Corporation’s repurchase authorization. Subsequent to year end 2014, the Board of Directors granted authority for the Corporation to repurchase an additional 15.0 million shares of common stock for a total repurchase authorization of 20.0 million shares. The Corporation expects to allocate capital for share repurchases based on available excess free cash flow, defined as operating cash flow less capital expenditures and dividends, subject to leverage constraints of 2.0 to 2.5 times debt-to-EBITDA and consideration of other capital needs. Based on current projections for 2015, and subject to the potential risks outlined in Risks to Outlook on pages 79 and 80, the Corporation expects to allocate up to $300 million to share repurchases in 2015. Cash flow provided from TXI-related non-strategic or non-operating asset sales will also likely be deployed towards share repurchases.

Future repurchases are expected to be carried out through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades, accelerated share purchase transactions, or any combination of such methods. The Corporation expects to complete the repurchase program over the next three years, though the actual timing of completion will be based on an ongoing assessment of the capital needs of the business, the market price of its common stock and general market conditions. Share repurchases will be executed based on then-current business and market factors so the actual return of capital in any single quarter may vary. The repurchase program may be modified, suspended or discontinued by the Board of Directors at any time without prior notice. At December 31, 2014, the Corporation had $108.7 million in cash and short-term investments that are considered cash equivalents. The Corporation manages its cash and cash equivalents to ensure that short-term operating cash needs are met and that excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term borrowing facilities. The Corporation utilizes excess cash to either pay-down short-term borrowings or invest in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Corporation’s investments in bank funds generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100 million to be maintained at any one bank.

Martin Marietta  |  Page 91

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Cash on hand, along with the Corporation’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. Borrowings under the Credit Agreement are unsecured and may be used for general corporate purposes. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions (see section Current Market Environment and Related Risks on pages 77 and 78). At December 31, 2014, the Corporation had $347.5 million of unused borrowing capacity under its Revolving Facility and $250.0 million of available borrowings under its Trade Receivable Facility. The Revolving Facility expires on November 29, 2018 and the Trade Receivable Facility matures on September 30, 2016.

The Corporation may be required to obtain financing in order to fund certain strategic acquisitions, if any such opportunities arise, or to refinance outstanding debt. Any strategic acquisition of size would likely require an appropriate balance of newly-issued equity with debt in order to maintain a composite investment-grade credit rating. Furthermore, the Corporation is exposed to credit markets through the interest cost related to its variable-rate debt, which includes $300 million of Notes due 2017 and borrowings under its Revolving Facility, Term Loan Facility and Trade Receivable Facility. The Corporation is currently rated by three credit rating agencies; two of those agencies’ credit ratings are investment-grade level and the third agency’s credit rating is one level below investment-grade.

Contractual and Off Balance Sheet Obligations

Postretirement medical benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. At December 31, 2014, the Corporation’s recorded benefit obligation related to these benefits totaled $25.1 million.

The Corporation has other retirement benefits related to pension plans. At December 31, 2014, the qualified pension plans were underfunded by $140.4 million. Inclusive of required amounts, the Corporation estimates that it will make contributions of $26.8 million to qualified pension plans in 2015. Any contributions beyond 2015 are currently undeterminable and will depend on the investment return on the related pension assets. However, management’s practice is to fund at least the normal service cost annually. At December 31, 2014, the Corporation had a total obligation of $89.5 million related to unfunded nonqualified pension plans.

At December 31, 2014, the Corporation had $21.1 million of reserves for uncertain tax positions. Such accruals may become payable if the tax positions are not sustained upon examination by a taxing authority.

In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. At December 31, 2014, the Corporation had $21.9 million in capital lease obligations. Amounts due for operating leases and royalty agreements are expensed in the period incurred. Management anticipates that, in the ordinary course of business, the Corporation will enter into additional royalty agreements for land and mineral reserves during 2015.

The Corporation has purchase commitments for property, plant and equipment of $116.7 million as of December 31, 2014. The Corporation also has other purchase obligations related to energy and service contracts which totaled $103.9 million as of December 31, 2014.

Martin Marietta  |  Page 92

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Corporation’s contractual commitments as of December 31, 2014 are as follows:

(add 000)	Total	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years
ON BALANCE SHEET:
Long-term debt	$1,585,395	$14,336	$336,413	$486,438	$748,208
Postretirement benefits	25,086	2,740	4,821	4,449	13,076
Qualified pension plan contributions[1]	26,793	26,793	–	–	–
Unfunded pension plan contributions	89,457	6,707	11,420	11,420	59,910
Uncertain tax positions	21,107	10,547	10,560	–	–
Capital leases	21,860	3,407	6,513	4,621	7,319
Other commitments	691	64	128	128	371
OFF BALANCE SHEET:
Interest on noncallable publicly-traded long-term debt	483,292	42,925	85,850	52,850	301,667
Operating leases[2]	346,868	96,549	120,445	36,486	93,388
Royalty agreements[2]	86,335	12,073	19,139	14,920	40,203
Purchase commitments - capital	116,681	116,636	45	–	–
Other commitments - energy and services	103,861	54,731	42,657	1,652	4,821
Total	$2,907,426	$387,508	$637,991	$612,964	$1,268,963

1 Qualified pension plan contributions beyond 2015 are not determinable at this time

2 Represents future minimum payments

Notes A, G, I, J, L and N to the audited consolidated financial statements on pages 16 through 21; 25 through 27; 28 through 31; 31 through 35; 37 and 38 and 38 through 40, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.

Contingent Liabilities and Commitments

The Corporation has a $5 million short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2014.

The Corporation has entered into standby letter of credit agreements relating to certain insurance claims, utilities and property improvements. At December 31, 2014, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $46.5 million, of which $2.5 million were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s balance sheet. In the normal course of business at December 31, 2014, the Corporation was contingently liable for $305.2 million in surety bonds underwritten by Safeco Corporation, a subsidiary of Liberty Mutual Group, which guarantee its own performance and are required by certain states and municipalities and their related agencies. Certain of the bonds guaranteeing performance of obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s balance sheet. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits. Five of these bonds total $87.3 million, or 29% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

The Corporation is a co-borrower with an unconsolidated affiliate for a $25.0 million revolving line of credit agreement with Branch Banking & Trust. The line of credit expires in December 2015. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from this agreement. The Corporation holds a lien on the affiliate’s membership interest in a joint venture as collateral for payment under the revolving line of credit.

Quantitative and Qualitative Disclosures about Market Risk

As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see section Business Environment on pages 60 through 80).

Management has considered the current economic environment and its potential impact to the Corporation’s business. Demand for aggregates and cement products, particularly in the infrastructure construction market, has already been negatively affected by federal and state budget and deficit issues and the uncertainty over future highway funding levels

Martin Marietta  |  Page 93

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

beyond the expiration of the extended provisions of MAP-21 through May 31, 2015. Further, delays or cancellations to capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain financing for construction projects or if consumer confidence continues to be eroded by economic uncertainty.

Demand in the residential construction market is affected by interest rates. The Federal Reserve kept the federal funds rate near zero percent during the twelve months ended December 31, 2014, unchanged since 2008. The residential construction market accounted for 14% of the Corporation’s aggregates product line shipments in 2014.

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

Variable-Rate Borrowing Facilities

At December 31, 2014, the Corporation had a $600 million Credit Agreement, comprised of a $350 million Revolving Facility and $250 million Term Loan Facility, and a $250 million Trade Receivable Facility. The Corporation also has $300 million variable-rate senior notes. Borrowings under these facilities bear interest at a variable interest rate. A hypothetical 100-basis-point increase in interest rates on borrowings of $536.5 million, which was the collective outstanding balance at December 31, 2014, would increase interest expense by $5.4 million on an annual basis.

Pension Expense

The Corporation’s results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets.

Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions on pages 84 and 85.

Energy Costs

Energy costs, including diesel fuel, natural gas, coal and liquid asphalt, represent significant production costs of the Corporation. The Corporation does not hedge its diesel fuel price risk. The Magnesia Specialties business has fixed price agreements covering half of its 2015 coal requirements and the cement business has fixed pricing agreements on 100% of its 2015 coal requirements. A hypothetical 10% change in the Corporation’s energy prices in 2015 as compared with 2014, assuming constant volumes, would change 2015 energy expense by $27.9 million. However, the impact would be partially offset by the change in the amount capitalized into inventory standards.

Commodity Risk

Cement is a commodity and competition is based principally on price, which is highly sensitive to changes in supply and demand. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond the Corporation’s control. Increases in the production capacity of industry participants or increases in cement imports tend to create an oversupply of such products leading to an imbalance between supply and demand, which can have a negative impact on product prices. There can be no assurance that prices for products sold will not decline in the future or that such declines will not have a material adverse effect on the Corporation’s business, financial condition and results of operations. Based on annualizing net sales of the Cement business for the second half of 2014, the period the Corporation owned the cement operations, a hypothetical 10% change in sales price would impact net sales by $41.9 million.

Martin Marietta  |  Page 94

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Forward-Looking Statements – Safe Harbor Provisions

If you are interested in Martin Marietta Materials, Inc. stock, management recommends that, at a minimum, you read the Corporation’s current annual report and Forms 10-K, 10-Q and 8-K reports to the Securities and Exchange Commission (SEC) over the past year. The Corporation’s recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Corporation’s website at www.martinmarietta.com and are also available at the SEC’s website at www.sec.gov. You may also write or call the Corporation’s Corporate Secretary, who will provide copies of such reports.

Investors are cautioned that all statements in this Annual Report that relate to the future involve risks and uncertainties, and are based on assumptions that the Corporation believes in good faith are reasonable but which may be materially different from actual results. Forward-looking statements give the investor the Corporation’s expectations or forecasts of future events. These statements can be identified by the fact that they do not relate only to historical or current facts. They may use words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of the Corporation’s forward-looking statements here and in other publications may turn out to be wrong.

Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this Annual Report include, but are not limited to, Congress’ actions and timing surrounding federal highway funding and uncertainty over the funding mechanism for the Highway Trust Fund; the performance of the United States economy and the resolution and impact of the debt ceiling and sequestration issues; widespread decline in aggregates pricing; the history of both cement and ready mixed concrete, to be subject to significant changes in supply, demand and price; the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, most particularly in Texas, North Carolina, Iowa, Colorado and Georgia; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets the Corporation serves; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in energy-related drilling activity, particularly in Texas; a slowdown in residential construction recovery; a reduction in construction activity and related shipments due to a decline in funding under the domestic farm bill; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by the Corporation; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Magnesia Specialties and Cement businesses, natural gas; continued increases in the cost of other repair and supply parts; unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or

Martin Marietta  |  Page 95

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

significant disruption to cement production facilities; increasing governmental regulation, including environmental laws; transportation availability, notably the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability of trucks and licensed drivers for transport of the Corporation’s materials, particularly in areas with significant energy-related activity, such as Texas and Colorado; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by the Corporation’s dolomitic lime products; proper functioning of information technology and automated operating systems to manage or support operations; inflation and its effect on both production and interest costs; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with the Corporation’s leverage ratio debt covenant; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Corporation’s tax rate; violation of the Corporation’s debt covenant if price and/or volumes return to previous levels of instability; downward pressure on the Corporation’s common stock price and its impact on goodwill impairment evaluations; reduction of the Corporation’s credit rating to non-investment grade resulting from strategic acquisitions; and other risk factors listed from time to time found in the Corporation’s filings with the SEC. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements.

For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s SEC filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 43 through 96 of the 2014 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 16 through 21 and 38 and 40, respectively, of the audited consolidated financial statements included in the 2014 Annual Report.

Martin Marietta  |  Page 96

QUARTERLY PERFORMANCE

(unaudited)

(add 000, except per share and stock prices)

									Net (Loss) Earnings
							Consolidated Net		Attributable to
	Total Revenues[1]		Net Sales[1]		Gross Profit[1]		(Loss) Earnings		Martin Marietta
Quarter	2014	2013	2014	2013	2014[3]	2013	2014[3,4]	2013	2014[3,4]	2013
First	$428,630	$383,908	$379,678	$344,058	$25,835	$12,821	$(23,153)	$(29,329)	$(21,618)	$(27,839)
Second	669,225	561,327	601,937	507,333	135,602	106,997	59,624	41,567	59,521	41,308
Third	1,003,723	665,320	917,942	600,457	195,593	143,108	53,834	72,038	53,743	71,836
Fourth	856,373	544,996	779,538	491,370	165,330	101,031	63,989	35,156	63,955	36,032
Totals	$2,957,951	$2,155,551	$2,679,095	$1,943,218	$522,360	$363,957	$154,294	$119,432	$155,601	$121,337

Per Common Share
							Stock Prices
	Basic (Loss) Earnings[2]		Diluted (Loss) Earnings[2]		Dividends Paid		High	Low	High	Low
Quarter	2014[3,4]	2013	2014[3,4]	2013	2014	2013	2014		2013
First	$(0.47)	$(0.61)	$(0.47)	$(0.61)	$0.40	$0.40	$128.95	$98.63	$106.57	$93.99
Second	1.28	0.89	1.27	0.89	0.40	0.40	$136.36	$115.49	$113.65	$93.03
Third	0.80	1.55	0.79	1.54	0.40	0.40	$134.64	$123.64	$106.98	$94.25
Fourth	0.95	0.78	0.94	0.77	0.40	0.40	$131.71	$103.09	$106.48	$94.01
YTD	$2.73	$2.62	$2.71	$2.61	$1.60	$1.60

[1]	Amounts may not equal amounts previously reported in the Corporation’s Forms 10-Q, as amounts have been recast to reflect discontinued operations.

[2]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[3]

Gross profit in the third quarter of 2014 was decreased by $10.9 million for a nonrecurring increase in the cost of sales for acquired inventory. This adjustment reduced net earnings by $6.9 million, or $0.13 per diluted share.

[4]

Consolidated net earnings, net earnings attributable to Martin Marietta and basic and diluted earnings per common share were decreased by the following acquisition related expenses, net, related to TXI: Q1 - $5.7 million, or $0.12 per basic and diluted share, Q2 - $3.2 million, or $0.07 per basic and diluted share, Q3 - $37.6 million, or $0.56 per basic and diluted share, Q4 -$3.2 million, or $0.05 per basic and diluted share.

At February 12, 2015, there were 1,016 shareholders of record.

The following presents total revenues, net sales, net (loss) earnings and loss per diluted share attributable to discontinued operations:

(add 000, except per share)	Total Revenues[1]		Net Sales[1]		Net (Loss) Earnings[1]		Loss per
							Diluted Share[1,2]
Quarter	2014	2013	2014	2013	2014	2013	2014	2013
First	$9	$1,102	$9	$1,061	$(8)	$(234)	$0.00	$0.00
Second	37	1,385	37	1,385	(38)	75	0.00	0.00
Third	30	649	30	649	(47)	(293)	0.00	(0.01)
Fourth	87	16	87	16	56	(297)	0.00	(0.01)
Totals	$163	$3,152	$163	$3,111	$(37)	$(749)	$0.00	$(0.02)

Martin Marietta  |  Page 97

FIVE YEAR SELECTED FINANCIAL DATA

(add 000, except per share)

	2014[1]	2013	2012	2011	2010
Consolidated Operating Results[2]
Net sales	$2,679,095	$1,943,218	$1,832,957	$1,519,754	$1,475,638
Freight and delivery revenues	278,856	212,333	198,944	193,862	177,168
Total revenues	2,957,951	2,155,551	2,031,901	1,713,616	1,652,806
Cost of sales	2,156,735	1,579,261	1,505,823	1,217,752	1,153,987
Freight and delivery costs	278,856	212,333	198,944	193,862	177,168
Total cost of revenues	2,435,591	1,791,594	1,704,767	1,411,614	1,331,155
Gross Profit	522,360	363,957	327,134	302,002	321,651
Selling, general and administrative expenses	169,245	150,091	138,398	124,138	130,422
Acquisition-related expenses, net	42,891	671	35,140	18,575	1,220
Other operating (income) and expenses, net	(4,649)	(4,793)	(2,574)	(1,720)	(8,298)
Earnings from Operations	314,873	217,988	156,170	161,009	198,307
Interest expense	66,057	53,467	53,339	58,586	68,440
Other nonoperating (income) and expenses, net	(362)	295	(1,299)	1,834	198
Earnings from continuing operations before taxes on income	249,178	164,226	104,130	100,589	129,669
Taxes on income	94,847	44,045	17,431	21,003	30,913
Earnings from Continuing Operations	154,331	120,181	86,699	79,586	98,756
Discontinued operations, net of taxes	(37)	(749)	(1,172)	3,987	(92)
Consolidated net earnings	154,294	119,432	85,527	83,573	98,664
Less: Net (loss) earnings attributable to noncontrolling interests	(1,307)	(1,905)	1,053	1,194	1,652
Net Earnings Attributable to Martin Marietta	$155,601	$121,337	$84,474	$82,379	$97,012

Basic Earnings Attributable to Martin Marietta Per Common Share (see Note A):
Earnings from continuing operations attributable to common shareholders[1]	$2.73	$2.64	$1.86	$1.70	$2.11
Discontinued operations attributable to common shareholders[1]	–	(0.02)	(0.03)	0.09	–
Basic Earnings Per Common Share	$2.73	$2.62	$1.83	$1.79	$2.11

Diluted Earnings Attributable to Martin Marietta Per Common Share (see Note A):
Earnings from continuing operations attributable to common shareholders[1]	$2.71	$2.63	$1.86	$1.69	$2.10
Discontinued operations attributable to common shareholders[1]	–	(0.02)	(0.03)	0.09	–
Diluted Earnings Per Common Share	$2.71	$2.61	$1.83	$1.78	$2.10

Cash Dividends Per Common Share	$1.60	$1.60	$1.60	$1.60	$1.60

Condensed Consolidated Balance Sheet Data
Current deferred income tax benefits	$244,638	$74,821	$77,716	$80,674	$83,380
Current assets – other	1,044,178	680,545	622,685	577,176	612,831
Property, plant and equipment, net	3,402,770	1,799,241	1,753,241	1,774,291	1,687,830
Goodwill	2,068,799	616,621	616,204	616,671	626,527
Other intangibles, net	595,205	48,591	50,433	54,133	17,548
Other noncurrent assets	108,802	40,007	40,647	44,877	46,627
Total Assets	$7,464,392	$3,259,826	$3,160,926	$3,147,822	$3,074,743
Current liabilities – other	$382,312	$198,146	$167,659	$166,530	$136,779
Current maturities of long-term debt and short-term facilities	14,336	12,403	5,676	7,182	248,714
Long-term debt	1,571,059	1,018,518	1,042,183	1,052,902	782,045
Pension, postretirement and postemployment benefits, noncurrent	249,333	78,489	183,122	158,101	127,671
Noncurrent deferred income taxes	734,583	279,999	225,592	222,064	228,698
Other noncurrent liabilities	160,021	97,352	86,395	92,179	82,577
Shareholders’ equity	4,351,166	1,537,877	1,410,545	1,409,321	1,425,440
Noncontrolling interests	1,582	37,042	39,754	39,543	42,819
Total Liabilities and Equity	$7,464,392	$3,259,826	$3,160,926	$3,147,822	$3,074,743

[1]	Reflects the acquisition of Texas Industries, Inc., on July 1, 2014.
[2]	Amounts may not equal amounts reported in the Corporation’s prior years’ Forms 10-K, as amounts have been recast to reflect discontinued operations.

Martin Marietta  |  Page 98

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P 500 Materials Index.

	2009	2010	2011	2012	2013	2014
Martin Marietta	$100.00	$104.95	$87.63	$111.41	$119.99	$134.37
S&P 500 Index	$100.00	$114.82	$117.22	$135.83	$179.36	$203.60
S&P 500 Materials Index	$100.00	$121.81	$110.07	$126.37	$158.27	$169.15

[1]	Assumes that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.

Martin Marietta  |  Page 99