Form 10-K, Exhibit 13
period 2015-12-31
MARTIN MARIETTA MATERIALS INC
filed 2016-02-23
CIK 916076

STATEMENT OF FINANCIAL RESPONSIBILITY AND REPORT OF MANAGEMENT

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Martin Marietta Materials, Inc. (“Martin Marietta”), is responsible for the consolidated financial statements, the related financial information contained in this 2015 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta, at December 31, 2015 and 2014, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2015, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

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

Management of Martin Marietta, assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). Based on management’s assessment under the framework in Internal Control – Integrated Framework, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2015.

The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose reports appear on the following pages.

C. Howard Nye	Anne H. Lloyd
Chairman, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
February 23, 2016

Martin Marietta  |  Page 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Martin Marietta Materials, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Financial Responsibility and Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, Martin Marietta Materials, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martin Marietta Materials, Inc., as of December 31, 2015 and 2014, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2015, of Martin Marietta Materials, Inc., and our report dated February 23, 2016 expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 23, 2016

Martin Marietta  |  Page 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Martin Marietta Materials, Inc.

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martin Marietta Materials, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martin Marietta Materials, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2016 expressed an unqualified opinion thereon.

Raleigh, North Carolina

February 23, 2016

Martin Marietta  |  Page 11

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2015	2014	2013
Net Sales	$3,268,116	$2,679,095	$1,943,218
Freight and delivery revenues	271,454	278,856	212,333
Total revenues	3,539,570	2,957,951	2,155,551
Cost of sales	2,546,349	2,156,735	1,579,261
Freight and delivery costs	271,454	278,856	212,333
Total cost of revenues	2,817,803	2,435,591	1,791,594
Gross Profit	721,767	522,360	363,957
Selling, general and administrative expenses	218,234	169,245	150,091
Acquisition-related expenses, net	8,464	42,891	671
Other operating expenses and (income), net	15,653	(4,649)	(4,793)
Earnings from Operations	479,416	314,873	217,988
Interest expense	76,287	66,057	53,467
Other nonoperating (income) and expenses, net	(10,672)	(362)	295
Earnings from continuing operations before taxes on income	413,801	249,178	164,226
Taxes on income	124,863	94,847	44,045
Earnings from Continuing Operations	288,938	154,331	120,181
Loss on discontinued operations, net of related tax benefit of $0, $40 and $417, respectively	–	(37)	(749)
Consolidated net earnings	288,938	154,294	119,432
Less: Net earnings (loss) attributable to noncontrolling interests	146	(1,307)	(1,905)
Net Earnings Attributable to Martin Marietta	$288,792	$155,601	$121,337

Net Earnings (Loss) Attributable to Martin Marietta
Earnings from continuing operations	$288,792	$155,638	$122,086
Discontinued operations	–	(37)	(749)
	$288,792	$155,601	$121,337

Net Earnings (Loss) Attributable to Martin Marietta Per Common Share (see Note A)
– Basic from continuing operations attributable to common shareholders	$4.31	$2.73	$2.64
– Discontinued operations attributable to common shareholders	–	–	(0.02)
	$4.31	$2.73	$2.62
– Diluted from continuing operations attributable to common shareholders	$4.29	$2.71	$2.63
– Discontinued operations attributable to common shareholders	–	–	(0.02)
	$4.29	$2.71	$2.61

Weighted-Average Common Shares Outstanding
– Basic	66,770	56,854	46,164
– Diluted	67,020	57,088	46,285

The notes on pages 17 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 12

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS for years ended December 31

(add 000)	2015	2014	2013
Consolidated Net Earnings	$288,938	$154,294	$119,432
Other comprehensive earnings (loss), net of tax:

Defined benefit pension and postretirement plans:
Net (loss) gain arising during period, net of tax of $(4,530), $(39,752) and $36,294, respectively	(7,101)	(62,767)	55,472
Amortization of prior service credit, net of tax of $(731), $(1,108) and $(1,111), respectively	(1,149)	(1,702)	(1,696)
Amortization of actuarial loss, net of tax of $6,551, $1,490 and $6,211, respectively	10,299	2,289	9,493
Amount recognized in net periodic pension cost due to settlement, net of tax of $289	–	–	440
Amount recognized in net periodic pension cost due to special plan termination benefits, net of tax of $811	1,274	–	–
	3,323	(62,180)	63,709

Foreign currency translation loss	(3,542)	(624)	(2,255)

Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $509, $470 and $438, respectively	771	718	670
	552	(62,086)	62,124
Consolidated comprehensive earnings	289,490	92,208	181,556
Less: Comprehensive earnings (loss) attributable to noncontrolling interests	161	(1,348)	(1,836)
Comprehensive Earnings Attributable to Martin Marietta	$289,329	$93,556	$183,392

The notes on pages 17 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 13

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2015	2014
Current Assets:
Cash and cash equivalents	$168,409	$108,651
Accounts receivable, net	410,921	421,001
Inventories, net	469,141	484,919
Other current assets	33,697	29,607
Total Current Assets	1,082,168	1,044,178

Property, plant and equipment, net	3,156,000	3,402,770
Goodwill	2,068,235	2,068,799
Operating permits, net	444,725	499,487
Other intangibles, net	65,827	95,718
Other noncurrent assets	144,777	108,802
Total Assets	$6,961,732	$7,219,754

Liabilities and Equity (add 000, except parenthetical share data)
Current Liabilities:
Bank overdraft	$10,235	$183
Accounts payable	164,718	202,476
Accrued salaries, benefits and payroll taxes	30,939	36,576
Pension and postretirement benefits	8,168	6,953
Accrued insurance and other taxes	62,781	58,356
Current maturities of long-term debt	19,246	14,336
Other current liabilities	71,104	77,768
Total Current Liabilities	367,191	396,648

Long-term debt	1,553,649	1,571,059
Pension, postretirement and postemployment benefits	224,538	249,333
Deferred income taxes, net	583,459	489,945
Other noncurrent liabilities	172,718	160,021
Total Liabilities	2,901,555	2,867,006

Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 64,479,000 and 67,293,000 shares outstanding at December 31, 2015 and 2014, respectively)	643	671
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	–	–
Additional paid-in capital	3,287,827	3,243,619
Accumulated other comprehensive loss	(105,622)	(106,159)
Retained earnings	874,436	1,213,035
Total Shareholders’ Equity	4,057,284	4,351,166
Noncontrolling interests	2,893	1,582
Total Equity	4,060,177	4,352,748
Total Liabilities and Equity	$6,961,732	$7,219,754

The notes on pages 17 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 14

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2015	2014	2013
Cash Flows from Operating Activities:
Consolidated net earnings	$288,938	$154,294	$119,432
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	263,587	222,746	173,761
Stock-based compensation expense	13,589	8,993	7,008
Loss (gains) on divestitures and sales of assets	14,093	(52,297)	(2,265)
Deferred income taxes	85,225	50,292	24,113
Excess tax benefits from stock-based compensation transactions	–	(2,508)	(2,368)
Other items, net	(5,972)	4,795	(429)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	12,309	(16,650)	(22,523)
Inventories, net	(21,525)	(12,020)	(11,639)
Accounts payable	(40,053)	5,303	20,063
Other assets and liabilities, net	(37,040)	18,710	3,798
Net Cash Provided by Operating Activities	573,151	381,658	308,951

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(318,232)	(232,183)	(155,233)
Acquisitions, net	(43,215)	(189)	(64,478)
Cash received in acquisition	63	59,887	–
Proceeds from divestitures and sales of assets	448,122	121,985	8,564
Payment of railcar construction advances	(25,234)	(14,513)	–
Reimbursement of railcar construction advances	25,234	14,513	–
Repayments from affiliate	1,808	1,175	–
Loan to affiliate	–	–	(3,402)
Net Cash Provided By (Used for) Investing Activities	88,546	(49,325)	(214,549)

Cash Flows from Financing Activities:
Borrowings of long-term debt	230,000	868,762	604,417
Repayments of long-term debt	(244,704)	(1,057,289)	(621,142)
Debt issuance costs	–	(2,782)	(2,148)
Change in bank overdraft	10,052	(2,373)	2,556
Payments on capital lease obligations	(6,616)	(3,075)	(28)
Dividends paid	(107,462)	(91,304)	(74,197)
Distributions to owners of noncontrolling interests	(325)	(800)	(876)
Repurchase of common stock	(519,962)	–	–
Purchase of remaining interest in existing subsidiaries	–	(19,480)	–
Issuances of common stock	37,078	39,714	11,691
Excess tax benefits from stock-based compensation transactions	–	2,508	2,368
Net Cash Used for Financing Activities	(601,939)	(266,119)	(77,359)
Net Increase in Cash and Cash Equivalents	59,758	66,214	17,043
Cash and Cash Equivalents, beginning of year	108,651	42,437	25,394

Cash and Cash Equivalents, end of year	$168,409	$108,651	$42,437

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$71,011	$81,304	$52,034
Cash paid for income taxes	$46,774	$15,955	$23,491

The notes on pages 17 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 15

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(add 000, except per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Earnings	Retained Earnings	Total Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2012	46,002	$459	$414,657	$(106,169)	$1,101,598	$1,410,545	$39,754	$1,450,299

Consolidated net earnings (loss)	–	–	–	–	121,337	121,337	(1,905)	119,432
Other comprehensive earnings	–	–	–	62,055	–	62,055	69	62,124
Dividends declared ($1.60 per common share)	–	–	–	–	(74,197)	(74,197)	–	(74,197)
Issuances of common stock for stock award plans	259	2	11,127	–	–	11,129	–	11,129
Stock-based compensation expense	–	–	7,008	–	–	7,008	–	7,008
Distributions to owners of noncontrolling interests	–	–	–	–	–	–	(876)	(876)
Balance at December 31, 2013	46,261	461	432,792	(44,114)	1,148,738	1,537,877	37,042	1,574,919

Consolidated net earnings (loss)	–	–	–	–	155,601	155,601	(1,307)	154,294
Other comprehensive loss	–	–	–	(62,045)	–	(62,045)	(41)	(62,086)
Dividends declared ($1.60 per common share)	–	–	–	–	(91,304)	(91,304)	–	(91,304)
Issuances of common stock, stock options and stock appreciation rights for TXI acquisition	20,309	203	2,751,670	–	–	2,751,873	–	2,751,873
Issuances of common stock for stock award plans	723	7	41,765	–	–	41,772	–	41,772
Stock-based compensation expense	–	–	8,993			8,993	–	8,993
Distributions to owners of noncontrolling interests	–	–	–	–	–	–	(800)	(800)
Purchase of subsidiary shares from noncontrolling interest	–	–	8,399	–	–	8,399	(33,312)	(24,913)
Balance at December 31, 2014	67,293	$671	$3,243,619	$(106,159)	$1,213,035	$4,351,166	$1,582	$4,352,748

Consolidated net earnings	–	–	–	–	288,792	288,792	146	288,938
Other comprehensive earnings	–	–	–	537	–	537	15	552
Dividends declared ($1.60 per common share)	–	–	–	–	(107,462)	(107,462)	–	(107,462)
Issuances of common stock for stock award plans	471	5	30,619	–	–	30,624	–	30,624
Repurchases of common stock	(3,285)	(33)	–	–	(519,929)	(519,962)	–	(519,962)
Stock-based compensation expense	–	–	13,589			13,589	–	13,589
Minority interest acquired via business combination	–	–	–	–	–	–	1,475	1,475
Distributions to owners of noncontrolling interests	–	–	–	–	–	–	(325)	(325)
Balance at December 31, 2015	64,479	$643	$3,287,827	$(105,622)	$874,436	$4,057,284	$2,893	$4,060,177

The notes on pages 17 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 16

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Organization. Martin Marietta Materials, Inc., (the “Corporation” or “Martin Marietta”) is engaged principally in the construction aggregates business. The aggregates product line accounted for 55% of consolidated 2015 net sales and includes crushed stone, sand and gravel, and is used for the construction of infrastructure, nonresidential and residential projects. Aggregates products are also used for railroad ballast, and in agricultural, utility and environmental applications. These aggregates products, along with the Corporation’s aggregates-related downstream product lines, namely heavy building materials such as asphalt products, ready mixed concrete and road paving construction services (which accounted for 27% of consolidated 2015 net sales), are sold and shipped from a network of more than 400 quarries, distribution facilities and plants to customers in 36 states, Canada, the Bahamas and the Caribbean Islands. The aggregates and aggregates-related downstream product lines are reported collectively as the “Aggregates business”. As of December 31, 2015, the Aggregates business contains the following reportable segments: Mid-America Group, Southeast Group and West Group. The Mid-America Group operates in Indiana, Iowa, northern Kansas, Kentucky, Maryland, Minnesota, Missouri, eastern Nebraska, North Carolina, Ohio, South Carolina, Virginia, Washington and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Colorado, southern Kansas, Louisiana, western Nebraska, Nevada, Oklahoma, Texas, Utah and Wyoming. The following states accounted for 70% of the Aggregates business’ 2015 net sales: Texas, Colorado, North Carolina, Iowa and Georgia.

The Cement segment, accounting for 11% of consolidated 2015 net sales, produces Portland and specialty cements. Similar to the Aggregates business, cement is used in infrastructure projects, nonresidential and residential construction, and the railroad, agricultural, utility and environmental industries. Texas and California accounted for 72% and 25%, respectively, of the Cement business’ 2015 net sales. In September 2015, the Corporation divested of its California cement operations.

The Magnesia Specialties segment, accounting for 7% of consolidated 2015 net sales, produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

Use of Estimates. The preparation of the Corporation’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets and other long-lived assets and assumptions used in the calculation of taxes on income, retirement and other postemployment benefits, and the allocation of the purchase price to the fair values of assets acquired and liabilities assumed as part of business combinations. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and changes in construction activity increase the uncertainty inherent in certain of these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the consolidated financial statements for the period in which the change in estimate occurs.

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

Early Adoption of New Accounting Standard. Effective December 31, 2015, the Corporation early adopted the Financial Accounting Standard Board’s (the “FASB”) final guidance on the balance sheet classification of deferred taxes. The guidance requires deferred tax assets and liabilities to be classified as noncurrent rather than split between current and noncurrent; however, deferred tax assets and liabilities from different federal, state and foreign jurisdictions are not netted for financial statement presentation. The adoption of Accounting

Martin Marietta  |  Page 17

NOTES TO FINANCIAL STATEMENTS (continued)

Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes, had no impact on the Corporation’s consolidated shareholders’ equity, results of operations or cash flows. Retrospective application is allowed and $244,638,000 of current deferred tax assets was reclassed into deferred income taxes, net, on the consolidated balance sheet as of December 31, 2014 to conform with current year presentation.

Revenue Recognition. Total revenues include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery costs billed to customers. Revenues for product sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically, this occurs when finished products are shipped. Revenues derived from the road paving business are recognized using the percentage-of-completion method under the revenue-cost approach. Under the revenue-cost approach, recognized contract revenue equals the total estimated contract revenue multiplied by the percentage of completion. Recognized costs equal the total estimated contract cost multiplied by the percentage of completion.

The FASB issued an accounting standard update that amends the accounting guidance on revenue recognition. The new standard intends to provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices and improve disclosure requirements. The new standard is effective for interim and annual reporting periods beginning after December 31, 2017 and can be applied on a full retrospective or modified retrospective approach. The Corporation is currently evaluating the impact of the provisions of the new standard, and at this time does not expect the impact to be material to its results of operations.

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

Inventories Valuation. Inventories are stated at the lower of cost or net realizable value. Costs for finished products and in process inventories are determined by the first-in, first-out method. The Corporation records an allowance for finished product inventories in excess of sales for a twelve-month period, as measured by historical sales. The Corporation also establishes an allowance for expendable parts over five years old and supplies over one year old.

Post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventory production costs and recognized in cost of sales in the same period as the revenue from the sale of the inventory.

Properties and Depreciation. Property, plant and equipment are stated at cost.

The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	5 to 20 years
Machinery & Equipment	2 to 20 years
Land Improvements	5 to 15 years

Martin Marietta  |  Page 18

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

Retirement Plans and Postretirement Benefits. The Corporation sponsors defined benefit retirement plans and also provides other postretirement benefits. The Corporation recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability on the consolidated balance sheets. Actuarial gains or losses that arise during the year are not recognized as net periodic benefit cost in the same year, but rather are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants’ average remaining service period and recognized as a component of net periodic benefit cost. The amount amortized is determined using a corridor approach based on the amount in excess of 10% of the greater of the projected benefit obligation or pension plan assets.

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

Martin Marietta  |  Page 19

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

Key assumptions used in determining the fair value of the stock options awarded in 2015, 2014 and 2013 were:

	2015	2014	2013
Risk-free interest rate	2.20%	2.50%	1.70%
Dividend yield	1.20%	1.50%	1.80%
Volatility factor	36.10%	35.30%	35.40%
Expected term	8.5 years	8.5 years	8.6 years

Based on these assumptions, the weighted-average fair value of each stock option granted was $57.71, $43.42 and $36.48 for 2015, 2014 and 2013, respectively.

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

Income Taxes. Deferred income taxes, net on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net of valuation allowances.

Uncertain Tax Positions. The Corporation recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Corporation’s unrecognized tax benefits are recorded in other liabilities, on the consolidated balance sheets.

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

Warranties. The Corporation’s construction contracts contain warranty provisions covering defects in equipment,

Martin Marietta  |  Page 20

NOTES TO FINANCIAL STATEMENTS (continued)

materials, design or workmanship that generally run from nine months to one year after project completion. Because of the nature of its projects, including contract owner inspections of the work both during construction and prior to acceptance, the Corporation has not experienced material warranty costs for these short-term warranties and therefore does not believe an accrual for these costs is necessary. Certain construction contracts carry longer warranty periods, ranging from two to ten years, for which the Corporation has accrued an estimate of warranty cost based on experience with the type of work and any known risks relative to the project. These costs were not material to the Corporation’s consolidated results of operations for the years ended December 31, 2015, 2014 and 2013.

Consolidated Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings for the Corporation consist of consolidated net earnings, adjustments for the funded status of pension and postretirement benefit plans, foreign currency translation adjustments and the amortization of the value of terminated forward starting interest rate swap agreements into interest expense, and are presented in the Corporation’s consolidated statements of comprehensive earnings.

Accumulated other comprehensive loss consists of unrealized gains and losses related to the funded status of the pension and postretirement benefit plans, foreign currency translation and the unamortized value of terminated forward starting interest rate swap agreements, and is presented on the Corporation’s consolidated balance sheets.

The components of the changes in accumulated other comprehensive loss and related cumulative noncurrent deferred tax assets are as follows:

	Pension and Postretirement Benefit Plans	Foreign Currency	Unamortized Value of Terminated Forward Starting Interest Rate Swap	Total
years ended December 31 (add 000)	2015
Accumulated other comprehensive (loss) earnings at beginning of period	$(106,688)	$3,278	$(2,749)	$(106,159)
Other comprehensive loss before reclassifications, net of tax	(7,116)	(3,542)	–	(10,658)
Amounts reclassified from accumulated other comprehensive loss, net of tax	10,424	–	771	11,195
Other comprehensive earnings (loss), net of tax	3,308	(3,542)	771	537
Accumulated other comprehensive loss at end of period	$(103,380)	$(264)	$(1,978)	$(105,622)

Cumulative noncurrent deferred tax assets at end of period	$66,467	$–	$1,290	$67,757

	2014
Accumulated other comprehensive (loss) earnings at beginning of period	$(44,549)	$3,902	$(3,467)	$(44,114)
Other comprehensive loss before reclassifications, net of tax	(62,726)	(624)	–	(63,350)
Amounts reclassified from accumulated other comprehensive loss, net of tax	587	–	718	1,305
Other comprehensive (loss) earnings, net of tax	(62,139)	(624)	718	(62,045)
Accumulated other comprehensive (loss) earnings at end of period	$(106,688)	$3,278	$(2,749)	$(106,159)

Cumulative noncurrent deferred tax assets at end of period	$68,568	$–	$1,799	$70,367

	2013
Accumulated other comprehensive (loss) earnings at beginning of period	$(108,189)	$6,157	$(4,137)	$(106,169)
Other comprehensive earnings (loss) before reclassifications, net of tax	55,403	(2,255)	–	53,148
Amounts reclassified from accumulated other comprehensive loss, net of tax	8,237	–	670	8,907
Other comprehensive earnings (loss), net of tax	63,640	(2,255)	670	62,055
Accumulated other comprehensive (loss) earnings at end of period	$(44,549)	$3,902	$(3,467)	$(44,114)

Cumulative noncurrent deferred tax assets at end of period	$29,198	$–	$2,269	$31,467

Martin Marietta  |  Page 21

NOTES TO FINANCIAL STATEMENTS (continued)

Reclassifications out of accumulated other comprehensive loss are as follows:

years ended December 31 (add 000)	2015	2014	2013	Affected line items in the consolidated statements of earnings
Pension and postretirement benefit plans
Special plan termination benefit	$2,085	$–	$–
Settlement charge	–	–	729
Amortization of:
Prior service credit	(1,880)	(2,810)	(2,807)	Cost of sales; Selling, general & administrative expenses
Actuarial loss	16,850	3,779	15,704	Taxes on income
	17,055	969	13,626
Tax effect	(6,631)	(382)	(5,389)
Total	$10,424	$587	$8,237

Unamortized value of terminated forward starting interest rate swap				Interest expense Taxes on income
Additional interest expense	$1,280	$1,188	$1,108
Tax effect	(509)	(470)	(438)
Total	$771	$718	$670

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

The following table reconciles the numerator and denominator for basic and diluted earnings per common share:

years ended December 31 (add 000)	2015	2014	2013
Net earnings from continuing operations attributable to Martin Marietta	$288,792	$155,638	$122,086
Less: Distributed and undistributed earnings attributable to unvested awards	1,252	647	513
Basic and diluted net earnings attributable to common shareholders from continuing operations attributable to Martin Marietta	287,540	154,991	121,573
Basic and diluted net loss attributable to common shareholders from discontinued operations	–	(37)	(749)
Basic and diluted net earnings attributable to common shareholders attributable to Martin Marietta	$287,540	$154,954	$120,824

Basic weighted-average common shares outstanding	66,770	56,854	46,164
Effect of dilutive employee and director awards	250	234	121
Diluted weighted-average common shares outstanding	67,020	57,088	46,285

Martin Marietta  |  Page 22

NOTES TO FINANCIAL STATEMENTS (continued)

Reclassifications. Effective January 1, 2014, the Corporation reorganized the operations and management reporting structure of the Aggregates business, resulting in a change to the reportable segments. Segment information for 2013 has been reclassified to conform to the presentation of the current reportable segments.

Note B: Goodwill and Intangible Assets

The following table shows the changes in goodwill by reportable segment and in total:

	Mid- America	Southeast	West
December 31	Group	Group	Group	Cement	Total
(add 000)			2015
Balance at beginning of period	$282,117	$50,346	$852,436	$883,900	$2,068,799
Acquisitions	–	–	8,464	–	8,464
Adjustments to purchase price allocations	–	–	15,538	(18,634)	(3,096)
Divestitures	(714)	–	(5,218)	–	(5,932)
Balance at end of period	$281,403	$50,346	$871,220	$865,266	$2,068,235

			2014
Balance at beginning of period	$263,967	$50,346	$302,308	$–	$616,621
Division reorganization	18,150	–	(18,150)	–	–
Acquisitions	–	–	600,372	883,900	1,484,272
Divestitures	–	–	(32,094)	–	(32,094)
Balance at end of period	$282,117	$50,346	$852,436	$883,900	$2,068,799

Intangible assets subject to amortization consist of the following:

	Gross	Accumulated	Net
December 31	Amount	Amortization	Balance
(add 000)		2015
Noncompetition agreements	$6,274	$(6,069)	$205
Customer relationships	35,805	(10,448)	25,357
Operating permits	450,419	(12,294)	438,125
Use rights and other	16,746	(8,030)	8,716
Trade names	12,800	(3,408)	9,392
Total	$522,044	$(40,249)	$481,795

		2014
Noncompetition agreements	$6,274	$(5,971)	$303
Customer relationships	36,610	(7,654)	28,956
Operating permits	498,462	(5,575)	492,887
Use rights and other	15,385	(6,940)	8,445
Trade names	12,800	(1,143)	11,657
Total	$569,531	$(27,283)	$542,248

Intangible assets deemed to have an indefinite life and not being amortized consist of the following:

December 31	Aggregates Business	Cement	Magnesia Specialties	Total
(add 000)	2015
Operating permits	$6,600	$–	$–	$6,600
Use rights	10,175	9,137	–	19,312
Trade names	–	280	2,565	2,845
Total	$16,775	$9,417	$2,565	$28,757

	2014
Operating permits	$6,600	$–	$–	$6,600
Use rights	9,975	19,437	–	29,412
Trade names	–	14,380	2,565	16,945
Total	$16,575	$33,817	$2,565	$52,957

During 2015, the Corporation acquired $2,953,000 of intangibles, consisting of the following:

(add 000, except year data)	Amount	Weighted-average amortization period
Subject to amortization:
Customer relationships	$375	13.3 years
Operating permits	1,017	26.5 years
Use rights and other	1,361	22.1 years
	2,753	22.5 years
Not subject to amortization:
Use rights	200	N/A
Total	$2,953

Use rights include, but are not limited to, water rights, subleases and proprietary information.

Total amortization expense for intangible assets for the years ended December 31, 2015, 2014 and 2013 was $13,962,000, $9,311,000 and $3,587,000, respectively.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)
2016	$13,431
2017	13,345
2018	12,557
2019	11,665
2020	11,630
Thereafter	419,167
Total	$481,795

Martin Marietta  |  Page 23

NOTES TO FINANCIAL STATEMENTS (continued)

Note C: Business Combinations and Dispositions

Business Combinations. The Corporation acquired Texas Industries, Inc. (“TXI”) on July 1, 2014. Total revenues and earnings from operations included in the consolidated statements of earnings attributable to TXI were $941,499,000 and $70,121,000, respectively, for the year ended December 31, 2015 and $539,061,000 and $42,239,000, respectively, for the period July 1, 2014 through December 31, 2014.

Acquisition and integration expenses associated with TXI were $6,762,000 and $90,487,000 for the years ended December 31, 2015 and December 31, 2014, respectively.

Unaudited Pro Forma Financial Information. The pro forma financial information in the table below summarizes the combined consolidated results of operations for the Corporation and TXI as though the companies were combined as of January 1, 2013. Transactions between Martin Marietta and TXI during the periods presented in the pro forma financial statements have been eliminated as if Martin Marietta and TXI were consolidated affiliates during the periods.

The unaudited pro forma financial information for the year ended December 31, 2014 includes TXI’s historical operating results for the six months ended May 31, 2014 (due to a difference in TXI’s historical reporting periods) and the results of operations for the TXI locations from July 1, 2014, the acquisition date, to December 31, 2014. The pro forma financial information presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2013.

year ended December 31 (add 000)	2014
Net Sales	$3,088,642
Earnings from continuing operations attributable to controlling interests	$171,822

Disposition of Assets. On September 30, 2015, the Corporation divested its California cement operations, which were reported in the Cement segment. These operations were not in close proximity to other core assets of the Corporation and, unlike other marketplace competitors, were not vertically integrated with ready mixed concrete production.

The divestiture primarily included a cement plant, two distribution terminals, mobile equipment, intangible assets and inventory. In accordance with the asset purchase agreement, the liabilities assumed by the purchaser included asset retirement obligations. The Corporation received proceeds of $420,000,000 and recognized a loss of $24,214,000 on the sale, inclusive of transaction-related accruals. The Corporation also recognized other disposal-related expenses of $4,849,000. The loss and related expenses are included in other operating expenses, net, in the consolidated statement of earnings.

Note D: Accounts Receivable, Net

December 31 (add 000)	2015	2014
Customer receivables	$408,551	$418,016
Other current receivables	9,310	7,062
	417,861	425,078
Less allowances	(6,940)	(4,077)
Total	$410,921	$421,001

Of the total accounts receivable, net, balances, $3,794,000 and $3,765,000 at December 31, 2015 and 2014, respectively, were due from unconsolidated affiliates.

Note E: Inventories, Net

December 31 (add 000)	2015	2014
Finished products	$433,649	$413,766
Products in process and raw materials	55,194	65,250
Supplies and expendable parts	110,882	125,092
	599,725	604,108
Less allowances	(130,584)	(119,189)
Total	$469,141	$484,919

Note F: Property, Plant and Equipment, Net

December 31 (add 000)	2015	2014
Land and land improvements	$865,700	$849,704
Mineral reserves and interests	1,001,295	990,438
Buildings	144,076	157,233
Machinery and equipment	3,473,826	3,568,342
Construction in progress	128,301	125,959
	5,613,198	5,691,676
Less allowances for depreciation, depletion and amortization	(2,457,198)	(2,288,906)
Total	$3,156,000	$3,402,770

Martin Marietta  |  Page 24

NOTES TO FINANCIAL STATEMENTS (continued)

The gross asset value and related allowance for amortization for machinery and equipment recorded under capital leases at December 31 were as follows:

(add 000)	2015	2014
Machinery and equipment under capital leases	$19,379	$25,775
Less allowance for amortization	(5,102)	(2,808)
Total	$14,277	$22,967

Depreciation, depletion and amortization expense related to property, plant and equipment was $246,874,000, $211,242,000 and $168,333,000 for the years ended December 31, 2015, 2014 and 2013, respectively. Depreciation, depletion and amortization expense for 2015 and 2014 includes amortization of machinery and equipment under capital leases.

Interest cost of $5,832,000, $8,033,000 and $1,792,000 was capitalized during 2015, 2014 and 2013, respectively.

At December 31, 2015 and 2014, $58,937,000 and $68,340,000, respectively, of the Aggregates business’ net property, plant and equipment were located in foreign countries, namely the Bahamas and Canada.

Note G: Long-Term Debt

December 31 (add 000)	2015	2014
6.6% Senior Notes, due 2018	$299,368	$299,123
7% Debentures, due 2025	124,532	124,500
6.25% Senior Notes, due 2037	228,223	228,184
4.25% Senior Notes, due 2024	395,717	395,309
Floating Rate Notes, due 2017, interest rate of 1.71% and 1.33% at December 31, 2015 and 2014, respectively	299,318	298,869
Term Loan Facility, due 2018, interest rate of 1.86% and 1.67% at December 31, 2015 and 2014, respectively	224,075	236,258
Other notes	1,662	3,152
Total	1,572,895	1,585,395
Less current maturities	(19,246)	(14,336)
Long-term debt	$1,553,649	$1,571,059

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

In connection with the issuance of its $300,000,000 Floating Rate Senior Notes due 2017 (the “Floating Rate Notes”) and its $400,000,000 4.25% Senior Notes due 2024 (the “4.25% Senior Notes” and together with the Floating Rate Notes, the “Notes”), the Corporation entered into an indenture, between the Corporation and Regions Bank, as trustee, and a Registration Rights Agreement, among the Corporation, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers named in Schedule I to the purchase agreement. The Floating Rate Notes bear interest at a rate equal to the three-month LIBOR plus 1.10% and may not be redeemed prior to maturity. The 4.25% Senior Notes may be redeemed in whole or in part prior to their maturity at a make-whole redemption price.

The Corporation has a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., Branch Banking and Trust Company (“BB&T”) and SunTrust Bank, as Co-Syndication Agents, and the lenders party thereto (the “Credit Agreement”). The Credit Agreement provides a $250,000,000 senior unsecured term

Martin Marietta  |  Page 25

NOTES TO FINANCIAL STATEMENTS (continued)

loan (the “Term Loan Facility”) and a $350,000,000 five-year senior unsecured revolving facility (the “Revolving Facility”, and together with the Term Loan Facility, the “Senior Unsecured Credit Facilities”). The Senior Unsecured Credit Facilities are syndicated with the following banks:

Lender (add 000)	Revolving Facility Commitment	Term Loan Facility Commitment
JPMorgan Chase Bank, N.A.	$46,667	$33,333
Wells Fargo Bank, N.A.	46,667	33,333
BB&T	46,667	33,333
SunTrust Bank	46,667	33,333
Deutsche Bank AG New York Branch	46,667	33,333
PNC Bank, National Association	29,167	20,833
Regions Bank	29,167	20,833
The Northern Trust Company	29,167	20,833
Comerica Bank	14,582	10,418
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	14,582	10,418
Total	$350,000	$250,000

The Corporation’s Credit Agreement requires the Corporation’s ratio of consolidated debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”), as defined, for the trailing-twelve months (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation, as a consequence of such specified acquisition, does not have its rating on long-term unsecured debt fall below BBB by Standard & Poor’s or Baa2 by Moody’s as a result of the acquisition, and the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if no amounts are outstanding under both the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Corporation is a co-borrower (see Note N), may be reduced by the Corporation’s unrestricted cash and cash equivalents in excess of $50,000,000, such reduction not to exceed $200,000,000, for purposes of the covenant calculation. The Corporation was in compliance with this Ratio at December 31, 2015.

In 2014, the Corporation amended the Credit Agreement to ensure the impact of the business combination with TXI did not impair liquidity available under the Term Loan Facility and the Revolving Facility. The amendment adjusted consolidated EBITDA, as defined, to add back fees, costs or expenses relating to the TXI business combination incurred on or prior to the closing of the combination not to exceed $95,000,000; any integration or similar costs or expenses related to the TXI business combination incurred in any period prior to the second anniversary of the closing of the TXI business combination not to exceed $70,000,000; and any make-whole fees incurred in connection with the redemption of TXI’s 9.25% senior notes due 2020.

Under the Term Loan Facility, the Corporation made required quarterly principal payments equal to 1.25% of the original principal balance during 2015 and is required to make quarterly principal payments equal to 1.875% of the remaining principal balance during the remaining years, with the remaining outstanding principal, together with interest accrued thereon, due in full on November 29, 2018.

The Revolving Facility expires on November 29, 2018, with any outstanding principal amounts, together with interest accrued thereon, due in full on that date. Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Corporation under the Revolving Facility. At December 31, 2015 and 2014, the Corporation had $2,507,000 of outstanding letters of credit issued under the Revolving Facility. The Corporation paid the bank group an upfront loan commitment fee that is being amortized over the life of the Revolving Facility. The Revolving Facility includes an annual facility fee.

The Corporation, through a wholly-owned special-purpose subsidiary, has a $250,000,000 trade receivable securitization facility (the “Trade Receivable Facility”), which matures on September 30, 2016. The Trade Receivable Facility, with SunTrust Bank, Regions Bank, PNC Bank, National Association and certain other lenders that may become a party to the facility from time to time, is backed by eligible trade receivables, as defined, of $364,419,000 and $369,575,000 at December 31, 2015 and 2014, respectively. These receivables are originated by the Corporation and then sold to the special-purpose subsidiary wholly-owned by the Corporation. Borrowings under the Trade Receivable Facility bear interest at a rate equal to one-month LIBOR plus 0.7% and are limited to the lesser of the facility limit or the borrowing base, as defined, of $282,258,000 and $313,428,000 at December 31, 2015 and 2014, respectively. The Corporation continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary.

Martin Marietta  |  Page 26

NOTES TO FINANCIAL STATEMENTS (continued)

The Corporation’s long-term debt maturities for the five years following December 31, 2015, and thereafter are:

(add 000)
2016	$19,246
2017	318,028
2018	486,843
2019	90
2020	60
Thereafter	748,628
Total	$1,572,895

The Corporation has a $5,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2015 or 2014.

Accumulated other comprehensive loss includes the unamortized value of terminated forward starting interest rate swap agreements. For the years ended December 31, 2015, 2014 and 2013, the Corporation recognized $1,280,000, $1,188,000 and $1,108,000, respectively, as additional interest expense. The ongoing amortization of the terminated value of the forward starting interest rate swap agreements will increase annual interest expense by approximately $1,400,000 until the maturity of the 6.6% Senior Notes in 2018.

Note H: Financial Instruments

The Corporation’s financial instruments include temporary cash investments, accounts receivable, notes receivable, bank overdraft, accounts payable, publicly-registered long-term notes, debentures and other long-term debt.

Temporary cash investments are placed primarily in money market funds and money market demand deposit accounts with the following financial institutions: BB&T, Comerica Bank and Regions Bank. The Corporation’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

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

The carrying values and fair values of the Corporation’s long-term debt were $1,572,895,000 and $1,625,193,000, respectively, at December 31, 2015 and $1,585,395,000 and $1,680,584,000, respectively, at December 31, 2014. The estimated fair value of the Corporation’s publicly-registered long-term debt was estimated based on Level 2 of the fair value hierarchy using quoted market prices. The estimated fair values of other borrowings, which primarily represent variable-rate debt, approximate their carrying amounts as the interest rates reset periodically.

Note I: Income Taxes

The components of the Corporation’s tax expense (benefit) on income from continuing operations are as follows:

years ended December 31 (add 000)	2015	2014	2013
Federal income taxes:
Current	$20,627	$35,313	$30,856
Deferred	85,295	46,616	8,399
Total federal income taxes	105,922	81,929	39,255
State income taxes:
Current	18,153	10,307	3,201
Deferred	930	3,376	478
Total state income taxes	19,083	13,683	3,679
Foreign income taxes:
Current	99	1,262	972
Deferred	(241)	(2,027)	139
Total foreign income taxes	(142)	(765)	1,111
Total taxes on income	$124,863	$94,847	$44,045

The increase in federal deferred tax expense in 2015 and 2014 is attributable to the utilization of net operating loss (“NOL”) carryforwards acquired in the acquisition of TXI to the extent allowed. For the years ended December 31, 2015 and 2014, the benefit related to the utilization of federal NOL carryforwards, reflected in current tax expense, was $156,554,000 and $16,940,000, respectively.

Martin Marietta  |  Page 27

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2015, the realized tax benefit for stock-based compensation transactions was $871,000 less than the amounts estimated during the vesting periods, resulting in a decrease in the pool of excess tax credits. For the years ended December 31, 2014 and 2013, excess tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $2,508,000 and $2,368,000, respectively.

For the years ended December 31, 2015, 2014 and 2013, foreign pretax loss was $1,175,000, $10,557,000 and $10,277,000, respectively. In 2014, current foreign tax expense primarily related to unrecognized tax benefits for tax positions taken in prior years and the deferred foreign tax benefit primarily related to the true-up of deferred tax liabilities. In 2013, current foreign tax expense was primarily attributable to the settlement of the Canadian Advance Pricing Agreement (“APA”). The tax effect of currency translations included in foreign taxes was immaterial.

The Corporation’s effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following permanent tax differences:

years ended December 31	2015	2014	2013
Statutory tax rate	35.0%	35.0%	35.0%
(Reduction) increase resulting from:
Effect of statutory depletion	(7.8)	(9.6)	(12.0)
State income taxes	3.0	3.6	1.5
Domestic production deduction	(0.1)	(0.9)	(2.1)
Transfer pricing	–	(0.2)	0.9
Goodwill write off	0.4	3.9	–
Foreign tax rate differential	–	1.3	2.1
Disallowed compensation	0.2	3.7	0.3
Purchase accounting transaction costs	–	2.4	–
Other items	(0.5)	(1.1)	1.1
Effective income tax rate	30.2%	38.1%	26.8%

For income tax purposes, the statutory depletion deduction is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, the impact of changes in the sales volumes and earnings may not proportionately affect the Corporation’s statutory depletion deduction and the corresponding impact on the effective income tax rate on continuing operations.

The Corporation is entitled to receive a 9% tax deduction related to income from domestic (i.e., United States) production activities. The deduction reduced income tax expense and increased consolidated net earnings by $222,000, or less than $0.01 per diluted share, in 2015, $3,239,000, or $0.05 per diluted share, in 2014, and $3,979,000, or $0.09 per diluted share, in 2013.

In 2015 and 2014, the Corporation wrote off goodwill not deductible for income tax purposes as part of the sale of certain operations. In addition, the Corporation incurred certain compensation and transaction expenses in 2014 in connection with the TXI acquisition that are not deductible for income tax purposes, which increased the effective income tax rate.

The principal components of the Corporation’s deferred tax assets and liabilities are as follows:

December 31	Deferred Assets (Liabilities)
(add 000)	2015	2014
Deferred tax assets related to:
Employee benefits	$56,302	$74,288
Inventories	75,907	64,484
Valuation and other reserves	42,857	48,278
Net operating loss carryforwards	11,448	171,781
Accumulated other comprehensive loss	67,757	70,367
Alternative Minimum Tax credit carryforward	48,197	28,809
Gross deferred tax assets	302,468	458,007
Valuation allowance on deferred tax assets	(8,967)	(6,133)
Total net deferred tax assets	293,501	451,874
Deferred tax liabilities related to:
Property, plant and equipment	(593,767)	(638,730)
Goodwill and other intangibles	(266,436)	(288,471)
Other items, net	(16,757)	(14,618)
Total deferred tax liabilities	(876,960)	(941,819)
Net deferred tax liability	$(583,459)	$(489,945)

The increase in the net deferred tax liability is primarily a result of the utilization of deferred tax assets related to net operating loss carryforwards, offset by the recognition of deferred tax liabilities resulting from the sale of the California cement operations.

Deferred tax assets for employee benefits result from the temporary differences between the deductions for pension and postretirement obligations and stock-based compensation transactions. For financial reporting purposes, such amounts are expensed based on authoritative accounting guidance. For income tax purposes, amounts related to pension and postretirement obligations are deductible as funded. Amounts related to stock-based compensation transactions are deductible for income tax purposes upon vesting or exercise of the under-

Martin Marietta  |  Page 28

NOTES TO FINANCIAL STATEMENTS (continued)

lying award. Deferred tax assets are carried on stock options with exercise prices in excess of the Corporation’s stock price at December 31, 2015. If these options expire without being exercised, the deferred tax assets are written off by reducing the pool of excess tax benefits to the extent available and expensing any excess.

The Corporation had domestic federal and state net operating loss carryforwards of $273,251,000 (federal $33,863,000; state $239,388,000) and $710,163,000 (federal $465,467,000; state $244,696,000) at December 31, 2015 and 2014, respectively. These carryforwards have various expiration dates through 2035. At December 31, 2015 and 2014, deferred tax assets associated with these carryforwards were $11,448,000 and $171,781,000, respectively, net of unrecognized tax benefits, for which valuation allowances of $8,690,000 and $5,084,000, respectively, were recorded. The Corporation recorded a $3,714,000 valuation reserve in 2015 for certain state net operating loss carryforwards, which was driven by the sale of the California cement operations. The Corporation also had domestic tax credit carryforwards of $3,179,000 and $3,682,000 at December 31, 2015 and 2014, respectively, for which valuation allowances were recorded in the amount of $277,000 and $1,049,000 at December 31, 2015 and 2014, respectively. Federal tax credit carryforwards recorded at December 31, 2015 will begin to expire in 2025. State tax credit carryforwards recorded at December 31, 2015 expire in 2018. At December 31, 2015, the Corporation also had Alternative Minimum Tax (“AMT”) credit carryforwards of $48,197,000, which do not expire.

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

The Corporation provides deferred taxes, as required, on the undistributed net earnings of all non-U.S. subsidiaries for which the indefinite reversal criterion has not been met. The Corporation expects to reinvest permanently the earnings from its wholly-owned Canadian subsidiary and accordingly, has not provided deferred taxes on the subsidiary’s undistributed net earnings. The Canadian subsidiary’s undistributed net earnings are estimated to be $32,284,000 for the year ended December 31, 2015. The unrecognized deferred tax liability for temporary differences related to the investment in the wholly-owned Canadian subsidiary is estimated to be $1,815,000 for the year ended December 31, 2015.

The following table summarizes the Corporation’s unrecognized tax benefits, excluding interest and correlative effects:

years ended December 31 (add 000)	2015	2014	2013
Unrecognized tax benefits at beginning of year	$21,107	$11,826	$15,380
Gross increases – tax positions in prior years	3,079	2,075	9,845
Gross decreases – tax positions in prior years	(3,512)	(203)	(5,121)
Gross increases – tax positions in current year	4,978	3,369	2,540
Gross decreases – tax positions in current year	(594)	(51)	(529)
Settlements with taxing authorities	–	–	(8,599)
Lapse of statute of limitations	(6,331)	(1,872)	(1,690)
Unrecognized tax benefits assumed with acquisition	–	5,963	–
Unrecognized tax benefits at end of year	$18,727	$21,107	$11,826

For the year ended December 31, 2014, the unrecognized tax benefits assumed with acquisition included positions acquired in the acquisition of TXI. For the year ended December 31, 2013, settlements with taxing authorities related to the Canadian APA settlement.

At December 31, 2015, 2014 and 2013, unrecognized tax benefits of $7,975,000, $9,362,000 and $6,301,000, respectively, related to interest accruals and permanent income tax differences net of federal tax benefits, would have favorably affected the Corporation’s effective income tax rate if recognized.

Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not begun by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities. The Corporation anticipates that it is reasonably possible that its unrecognized tax benefits may decrease up to $1,455,000,

Martin Marietta  |  Page 29

NOTES TO FINANCIAL STATEMENTS (continued)

excluding indirect benefits, during the twelve months ending December 31, 2016 due to the expiration of the statute of limitations for the 2011 and 2012 tax years.

For the years ended December 31, 2015, 2014 and 2013, $2,364,000 or $0.04 per diluted share, $687,000 or $0.01 per diluted share, and $1,368,000 or $0.03 per diluted share, respectively, were reversed into income upon the statute of limitations expiration for the 2009, 2010 and 2011 tax years.

The Corporation’s open tax years subject to federal, state or foreign examinations are 2011 through 2015.

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

In connection with the TXI acquisition in 2014, the Corporation assumed three defined benefit plans, including two pension plans and a postretirement health benefit plan. The assets and obligations associated with these plans are reflected in the assets and obligations as of December 31, 2015 and 2014, in the tables below.

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

The net periodic retirement benefit cost of defined benefit plans includes the following components:

years ended December 31 (add 000)	2015	2014	2013
Components of net periodic benefit cost:
Service cost	$23,001	$17,125	$16,121
Interest cost	33,151	28,935	23,016
Expected return on assets	(36,385)	(32,661)	(26,660)
Amortization of:
Prior service cost	422	445	449
Actuarial loss	17,159	4,045	15,679
Transition asset	(1)	(1)	(1)
Settlement charge	–	–	729
Termination benefit charge	2,085	13,652	–
Net periodic benefit cost	$39,432	$31,540	$29,333

The expected return on assets is based on the fair value of the plan assets. The termination benefit charge represents the increased benefits payable to former TXI executives as part of their change-in-control agreements.

The Corporation recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (add 000)	2015	2014	2013
Actuarial loss (gain)	$9,916	$105,546	$(90,755)
Amortization of:
Prior service cost	(422)	(445)	(449)
Actuarial loss	(17,159)	(4,045)	(15,679)
Transition asset	1	1	1
Special plan termination benefits	(2,085)	–	–
Settlement charge	–	–	(729)
Net prior service cost	2,338	–	–
Total	$(7,411)	$101,057	$(107,611)

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2015		2014
(add 000)	Gross	Net of tax	Gross	Net of tax
Prior service cost	$1,028	$628	$1,197	$729
Actuarial loss	178,770	108,874	186,013	113,288
Transition asset	(8)	(5)	(9)	(5)
Total	$179,790	$109,497	$187,201	$114,012

Martin Marietta  |  Page 30

NOTES TO FINANCIAL STATEMENTS (continued)

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2016 are $350,000 (net of deferred taxes of $136,000), $11,318,000 (net of deferred taxes of $4,403,000) and $1,000, respectively. These amounts are included in accumulated other comprehensive loss at December 31, 2015.

The defined benefit plans’ change in projected benefit obligation is as follows:

years ended December 31 (add 000)	2015	2014
Change in projected benefit obligation:
Net projected benefit obligation at beginning of year	$753,975	$496,040
Service cost	23,001	17,125
Interest cost	33,151	28,935
Actuarial (gain) loss	(27,119)	99,071
Gross benefits paid	(30,803)	(23,489)
Acquisitions	–	122,641
Nonrecurring termination benefit	2,338	13,652
Net projected benefit obligation at end of year	$754,543	$753,975

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2015	2014
Change in plan assets:
Fair value of plan assets at beginning of year	$524,042	$443,973
Actual return on plan assets, net	(651)	26,186
Employer contributions	53,924	25,654
Gross benefits paid	(30,803)	(23,489)
Acquisitions	–	51,718
Fair value of plan assets at end of year	$546,512	$524,042

years ended December 31
(add 000)	2015	2014
Funded status of the plan at end of year	$(208,031)	$(229,933)
Accrued benefit cost	$(208,031)	$(229,933)

years ended December 31
(add 000)	2015	2014
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(6,048)	$(4,183)
Noncurrent liability	(201,983)	(225,750)
Net amount recognized at end of year	$(208,031)	$(229,933)

The accumulated benefit obligation for all defined benefit pension plans was $688,017,000 and $684,647,000 at December 31, 2015 and 2014, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31
(add 000)	2015	2014
Projected benefit obligation	$754,543	$753,975
Accumulated benefit obligation	$688,017	$684,647
Fair value of plan assets	$546,512	$524,042

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2015	2014
Discount rate	4.67%	4.25%
Rate of increase in future compensation levels	4.50%	4.50%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are:

	2015	2014	2013
Discount rate	4.25%	5.17%	4.24%
Rate of increase in future compensation levels	4.50%	5.00%	5.00%
Expected long-term rate of return on assets	7.00%	7.00%	7.00%

The expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.

For 2015 and 2014, the Corporation estimated the remaining lives of participants in the pension plans using the RP-2014 Mortality Table. The no-collar table was used for salaried participants and the blue-collar table, reflecting the experience of the Corporation’s participants, was used for hourly participants.

The target allocation for 2015 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets
	2015	December 31
Asset Class	Target Allocation	2015	2014
Equity securities	54%	55%	59%
Debt securities	30%	31%	29%
Hedge funds	8%	7%	4%
Real estate	8%	7%	7%
Cash	0%	0%	1%
Total	100%	100%	100%

Martin Marietta  |  Page 31

NOTES TO FINANCIAL STATEMENTS (continued)

The Corporation’s investment strategy is for approximately 50% of equity securities to be invested in mid-sized to large capitalization U.S. funds with the remaining to be invested in small capitalization, emerging markets and international funds. Debt securities, or fixed income investments, are invested in funds benchmarked to the Barclays U.S. Aggregate Bond Index.

The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

December 31 (add 000)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	2015
Equity securities:
Mid-sized to large cap	$–	$156,008	$–	$156,008
Small cap, international and emerging growth funds	–	144,405	–	144,405
Debt securities:
Core fixed income	–	167,545	–	167,545
High-yield bonds	–	–	–	–
Real estate	15,479	–	23,242	38,721
Hedge funds	–	–	39,219	39,219
Cash	614	–	–	614
Total	$16,093	$467,958	$62,461	$546,512

	2014
Equity securities:
Mid-sized to large cap	$–	$219,092	$–	$219,092
Small cap, international and emerging growth funds	–	87,706	–	87,706
Debt securities:
Core fixed income	–	154,997	–	154,997
High-yield bonds	–	–	–	–
Real estate	–	–	20,363	20,363
Hedge funds	–	–	38,264	38,264
Cash	3,620	–	–	3,620
Total	$3,620	$461,795	$58,627	$524,042

Level 3 real estate investments are stated at estimated fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of real estate investments generally do not reflect transaction costs which may be incurred upon disposition of the real estate investments and do not necessarily represent the prices at which the real estate investments would be sold or repaid, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. An independent valuation consultant is employed to determine the fair value of the real estate investments. The value of hedge funds is based on the values of the sub-fund investments. In determining the fair value of each sub-fund’s investment, the hedge funds’ Board of Trustees uses the values provided by the sub-funds and any other considerations that may, in its judgment, increase or decrease such estimated value.

The change in the fair value of pension plan assets valued using significant unobservable inputs (Level 3) is as follows:

years ended December 31	Real Estate	Hedge Funds
(add 000)	2015
Balance at beginning of year	$20,363	$38,264
Purchases, sales, settlements, net	–	–
Actual return on plan assets held at period end	2,879	955
Balance at end of year	$23,242	$39,219

	2014
Balance at beginning of year	$19,357	$21,764
Purchases, sales, settlements, net	441	15,600
Actual return on plan assets held at period end	565	900
Balance at end of year	$20,363	$38,264

In 2015 and 2014, the Corporation made pension and SERP contributions of $53,924,000 and $25,654,000, respectively. The Corporation currently estimates that it will contribute $29,927,000 to its pension and SERP plans in 2016.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2016	$34,226
2017	$36,301
2018	$38,105
2019	$40,327
2020	$42,582
Years 2021 – 2025	$238,610

Postretirement Benefits. The net periodic postretirement benefit (credit) cost of postretirement plans includes the following components:

years ended December 31
(add 000)	2015	2014	2013
Components of net periodic benefit credit:
Service cost	$137	$206	$227
Interest cost	928	1,164	1,013
Amortization of:
Prior service credit	(2,302)	(3,255)	(3,255)
Actuarial (gain) loss	(309)	(266)	25
Total net periodic benefit credit	$(1,546)	$(2,151)	$(1,990)

Martin Marietta | Page 32

NOTES TO FINANCIAL STATEMENTS (continued)

The Corporation recognized the following amounts in consolidated comprehensive earnings:

years ended December 31
(add 000)	2015	2014	2013
Actuarial gain	$(626)	$(3,026)	$(1,011)
Amortization of:
Prior service credit	2,302	3,255	3,255
Actuarial gain (loss)	309	266	(25)
Total	$1,985	$495	$2,219

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2015		2014
(add 000)	Gross	Net of tax	Gross	Net of tax
Prior service credit	$(4,786)	$(2,924)	$(7,088)	$(4,316)
Actuarial gain	(5,050)	(3,086)	(4,733)	(2,883)
Total	$(9,836)	$(6,010)	$(11,821)	$(7,199)

The prior service credit and actuarial gain expected to be recognized in net periodic benefit cost during 2016 is $1,846,000 (net of a deferred tax liability of $718,000) and $382,000 (net of a deferred tax liability of $149,000), respectively, and are included in accumulated other comprehensive loss at December 31, 2015.

The postretirement health care plans’ change in benefit obligation is as follows:

years ended December 31
(add 000)	2015	2014
Change in benefit obligation:
Net benefit obligation at beginning of year	$25,086	$27,352
Service cost	137	206
Interest cost	928	1,164
Participants’ contributions	1,777	2,100
Actuarial gain	(627)	(3,026)
Gross benefits paid	(3,893)	(4,856)
Acquisitions	–	2,146
Net benefit obligation at end of year	$23,408	$25,086

The Corporation’s change in plan assets, funded status and amounts recognized on the Corporation’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2015	2014
Change in plan assets:
Fair value of plan assets at beginning of year	$–	$–
Employer contributions	2,116	2,756
Participants’ contributions	1,777	2,100
Gross benefits paid	(3,893)	(4,856)
Fair value of plan assets at end of year	$–	$–

December 31
(add 000)	2015	2014
Funded status of the plan at end of year	$(23,408)	$(25,086)
Accrued benefit cost	$(23,408)	$(25,086)

December 31
(add 000)	2015	2014
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(2,120)	$(2,770)
Noncurrent liability	(21,288)	(22,316)
Net amount recognized at end of year	$(23,408)	$(25,086)

Weighted-average assumptions used to determine the postretirement benefit obligations as of December 31 are:

	2015	2014
Discount rate	4.25%	3.83%

Weighted-average assumptions used to determine the postretirement benefit cost for the years ended December 31 are:

	2015	2014	2013
Discount rate	3.83%	4.42%	3.54%

For 2015 and 2014, the Corporation estimated the remaining lives of participants in the postretirement plan using the RP-2014 Mortality Table.

	2015	2014
Health care cost trend rate assumed for next year	7.0%	7.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2020	2019

Martin Marietta  |  Page 33

NOTES TO FINANCIAL STATEMENTS (continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)
Total service and interest cost components	$ 55	$ (51)
Postretirement benefit obligation	$1,312	$(1,133)

The Corporation estimates that it will contribute $2,120,000 to its postretirement health care plans in 2016.

The total expected benefit payments to be paid by the Corporation, net of participant contributions, for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2016	$2,120
2017	$2,344
2018	$2,275
2019	$2,159
2020	$2,051
Years 2021 - 2025	$9,170

Defined Contribution Plans. The Corporation maintains defined contribution plans that cover substantially all employees. These plans, qualified under Section 401(a) of the Internal Revenue Code, are retirement savings and investment plans for the Corporation’s salaried and hourly employees. Under certain provisions of these plans, the Corporation, at established rates, matches employees’ eligible contributions. The Corporation’s matching obligations were $12,444,000 in 2015, $8,602,000 in 2014 and $7,097,000 in 2013. The increase in matching contributions reflect the participation of the new employees effective July 1, 2014 in connection with the TXI acquisition.

Postemployment Benefits. The Corporation had accrued postemployment benefits of $1,267,000 at December 31, 2015 and 2014.

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

Under the Plans, the Corporation grants options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. Options become exercisable in four annual installments beginning one year after date of grant. Options granted starting 2013 expire ten years after the grant date while outstanding options granted prior to 2013 expire eight years after the grant date.

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

The following table includes summary information for stock options as of December 31, 2015:

	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2015	1,054,435	$ 96.53
Granted	55,244	$154.58
Exercised	(367,497)	$101.31
Terminated	(56,170)	$135.85
Outstanding at December 31, 2015	686,012	$ 95.43	3.8
Exercisable at December 31, 2015	544,755	$ 87.75	2.7

The weighted-average grant-date exercise price of options granted during 2015, 2014 and 2013 was $154.58, $121.00 and $108.24, respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2015, 2014 and 2013 were $7,318,000, $9,709,000 and $7,142,000, respectively, and were based on the closing prices of the Corporation’s common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2015 were $29,536,000 and $26,925,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2015, which was $136.58.

Martin Marietta  |  Page 34

NOTES TO FINANCIAL STATEMENTS (continued)

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

The aggregate intrinsic values for incentive compensation awards and restricted stock awards at December 31, 2015 were $1,920,000 and $44,412,000, respectively, and were based on the closing price of the Corporation’s common stock at December 31, 2015, which was $136.58. The aggregate intrinsic values of incentive compensation awards distributed during the years ended December 31, 2015, 2014 and 2013 were $983,000, $584,000 and $466,000, respectively. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2015, 2014 and 2013 were $11,387,000, $3,555,000 and $9,413,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Corporation’s common stock on the dates of distribution.

At December 31, 2015, there are approximately 2,099,000 awards available for grant under the Plans.

In 1996, the Corporation adopted the Shareholder Value Achievement Plan to award shares of the Corporation’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2015, 42,025 shares have been issued under this plan. No awards have been granted under this plan after 2000.

The following table summarizes information for incentive compensation awards and restricted stock awards as of December 31, 2015:

	Incentive Compensation		Restrictive Stock - Service Based		Restrictive Stock - Performance Based
	Number of Awards	Weighted- Average Grant-Date Fair Value	Number of Awards	Weighted- Average Grant-Date Fair Value	Number of Awards	Weighted- Average Grant-Date Fair Value
January 1, 2015	27,608	$101.61	319,230	$105.62	16,388	$129.14
Awarded	22,035	$108.53	48,368	$154.26	20,219	$108.53
Distributed	(11,751)	$99.14	(75,411)	$77.27	–	$–
Forfeited	(552)	$102.99	(3,624)	$127.06	–	$–
December 31, 2015	37,340	$106.45	288,563	$120.92	36,607	$117.76

The weighted-average grant-date fair value of incentive compensation awards granted during 2015, 2014 and 2013 was $108.53, $109.17 and $99.23, respectively. The weighted-average grant-date fair value of service based restricted stock awards granted during 2015, 2014 and 2013 was $154.26, $126.88 and $108.24, respectively. The weighted average grant-date fair value of performance based restricted stock awards granted during 2015 and 2014 was $108.53 and $129.14, respectively.

The Corporation adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee Board of Directors the election to receive all or a portion of their total fees in the form of the Corporation’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. In 2015, members of the Board of Directors were required to defer at least 20% of their retainer in the form

Martin Marietta  |  Page 35

NOTES TO FINANCIAL STATEMENTS (continued)

of the Corporation’s common stock at a 20% discount to market value. Nonemployee Board of Directors elected to defer portions of their fees representing 4,035, 3,804 and 6,583 shares of the Corporation’s common stock under this plan during 2015, 2014 and 2013, respectively.

The following table summarizes stock-based compensation expense for the years ended December 31, 2015, 2014 and 2013, unrecognized compensation cost for nonvested awards at December 31, 2015 and the weighted-average period over which unrecognized compensation cost is expected to be recognized:

(add 000, except year data)	Stock Options	Restricted Stock	Incentive Compen- sation	Directors’ Awards	Total
Stock-based compensation expense recognized for years ended December 31:
2015	$2,679	$ 9,809	$376	$725	$13,589
2014	$2,020	$ 6,189	$257	$527	$ 8,993
2013	$1,734	$ 4,377	$229	$668	$ 7,008
Unrecognized compensation cost at December 31, 2015:
	$2,718	$18,985	$334	$ –	$22,037
Weighted-average period over which unrecognized compensation cost will be recognized:
	2.0 years	2.8 years	1.5 years	–

For the years ended December 31, 2015, 2014 and 2013, the Corporation recognized a deferred tax asset related to stock-based compensation expense of $5,286,000, $3,542,000 and $2,772,000, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2015:

(add 000)
2016	$9,818
2017	6,578
2018	3,817
2019	1,824
2020	–
Total	$22,037

Stock-based compensation expense is included in selling, general and administrative expenses in the Corporation’s consolidated statements of earnings.

Note L: Leases

Total lease expense for operating leases was $80,417,000, $59,590,000 and $45,093,000 for the years ended December 31, 2015, 2014 and 2013, respectively. The Corporation’s operating leases generally contain renewal and/or purchase options with varying terms. The Corporation has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $53,658,000, $50,535,000 and $41,604,000 for the years ended December 31, 2015, 2014 and 2013, respectively. The Corporation also has capital lease obligations for machinery and equipment.

Future minimum lease and royalty commitments for all non-cancelable agreements and capital lease obligations as of December 31, 2015 are as follows:

(add 000)	Capital Leases	Operating Leases and Royalty Commitments
2016	$ 3,166	$111,317
2017	2,922	73,106
2018	2,981	55,047
2019	2,691	45,940
2020	1,891	43,692
Thereafter	3,997	272,066
Total	17,648	$601,168
Less: imputed interest	(2,724)
Present value of minimum lease payments	14,924
Less: current capital lease obligations	(2,438)
Long-term capital lease obligations	$12,486

Of the total future minimum commitments, $246,903,000 relates to the Corporation’s contracts of affreightment.

Note M: Shareholders’ Equity

The authorized capital structure of the Corporation includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2015, approximately 3,508,000 common shares were reserved for issuance under stock-based plans.

Pursuant to authority granted by its Board of Directors, the Corporation can repurchase up to 20,000,000 shares of common stock through open-market purchases. The Corporation repurchased 3,285,380 shares of common stock during 2015 and did not repurchase any shares of common stock during 2014 or 2013. At December 31, 2015, 16,714,620 shares of common stock were remaining under the Corporation’s repurchase authorization.

Martin Marietta  |  Page 36

NOTES TO FINANCIAL STATEMENTS (continued)

In addition to common stock, the Corporation’s capital structure includes 10,000,000 shares of preferred stock with a par value of $0.01 a share. On October 21, 2006, the Board of Directors adopted a Rights Agreement (the “Rights Agreement”) and reserved 200,000 shares of Junior Participating Class B Preferred Stock for issuance. In accordance with the Rights Agreement, the Corporation issued a dividend of one right for each share of the Corporation’s common stock outstanding as of October 21, 2006, and one right continues to attach to each share of common stock issued thereafter. The rights will become exercisable if any person or group acquires beneficial ownership of 15% or more of the Corporation’s common stock. Once exercisable and upon a person or group acquiring 15% or more of the Corporation’s common stock, each right (other than rights owned by such person or group) entitles its holder to purchase, for an exercise price of $315 per share, a number of shares of the Corporation’s common stock (or in certain circumstances, cash, property or other securities of the Corporation) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 15 or more of the Corporation’s common stock, the Corporation may, at its option, exchange the outstanding rights (other than rights owned by such acquiring person or group) for shares of the Corporation’s common stock or Corporation equity securities deemed to have the same value as one share of common stock or a combination thereof, at an exchange ratio of one share of common stock per right. The rights are subject to adjustment if certain events occur, and they will initially expire on October 21, 2016, if not terminated sooner. The Corporation’s Rights Agreement provides that the Corporation’s Board of Directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.001 per right.

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

Asset Retirement Obligations. The Corporation incurs reclamation and teardown costs as part of its mining and production processes. Estimated future obligations are discounted to their present value and accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are depreciated over the period until retirement activities are expected to occur. Total accretion and depreciation expenses for 2015, 2014 and 2013 were $6,767,000, $4,584,000 and $3,793,000, respectively, and are included in other operating income and expenses, net, in the consolidated statements of earnings.

The following shows the changes in the asset retirement obligations:

years ended December 31
(add 000)	2015	2014
Balance at beginning of year	$70,422	$48,727
Accretion expense	3,336	2,818
Liabilities incurred and assumed in business combinations	14,735	20,984
Liabilities settled	(4,490)	(2,061)
Revisions in estimated cash flows	5,601	(46)
Balance at end of year	$89,604	$70,422

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

The United States Environmental Protection Agency (“EPA”) includes the lime industry as a national enforcement priority under the federal Clean Air Act (“CAA”). As part of the industry-wide effort, the EPA issued Notices of Violation/

Martin Marietta  |  Page 37

NOTES TO FINANCIAL STATEMENTS (continued)

Findings of Violation (“NOVs”) to the Corporation in 2010 and 2011 regarding its compliance with the CAA New Source Review (“NSR”) program at its Magnesia Specialties dolomitic lime manufacturing plant in Woodville, Ohio. The Corporation has been providing information to the EPA in response to these NOVs and has had several meetings with the EPA. The Corporation believes it is in substantial compliance with the NSR program. At this time, the Corporation cannot reasonably estimate what likely penalties or upgrades to equipment might ultimately be required. The Corporation believes that any costs related to any required upgrades to capital equipment will be spread over time and will not have a material adverse effect on the Corporation’s results of operations or its financial condition, but can give no assurance that the ultimate resolution of this matter will not have a material adverse effect on the financial condition or results of operations of the Magnesia Specialties segment.

Insurance Reserves. The Corporation has insurance coverage with large deductibles for workers’ compensation, automobile liability, marine liability and general liability claims. The Corporation is also self-insured for health claims. At December 31, 2015 and 2014, reserves of $45,911,000 and $42,552,000, respectively, were recorded for all such insurance claims. The Corporation carries various risk deductible workers’ compensation policies related to its workers’ compensation liabilities. The Corporation records the workers’ compensation reserves based on an actuarial-determined analysis. This analysis calculates development factors, which are applied to total reserves within the workers’ compensation program. While the Corporation believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience and/or significant changes in these assumptions may materially affect workers’ compensation costs.

Letters of Credit. In the normal course of business, the Corporation provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, utilities and property improvements. At December 31, 2015, the Corporation was contingently liable for $46,263,000 in letters of credit, of which $2,507,000 were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s consolidated balance sheet.

Surety Bonds. In the normal course of business, at December 31, 2015, the Corporation was contingently liable for $326,516,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Corporation’s own performance. Certain of these underlying obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s consolidated balance sheet. Five of these bonds total $88,887,000, or 27% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance company, Safeco Corporation, a subsidiary of Liberty Mutual Group, against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

Borrowing Arrangements with Affiliate. The Corporation is a co-borrower with an unconsolidated affiliate for a $25,000,000 revolving line of credit agreement with BB&T. The line of credit expires in February 2018. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from this agreement. The Corporation holds a lien on the affiliate’s membership interest in a joint venture as collateral for payment under the revolving line of credit.

In 2013, the Corporation loaned $3,402,000 to this unconsolidated affiliate to repay in full the outstanding balance of the affiliate’s loan with Bank of America, N.A. and entered into a loan agreement with the affiliate for monthly repayment of principal and interest of that loan. In 2015, the loan was repaid in full.

In 2014, the Corporation loaned the unconsolidated affiliate a total of $6,000,000 as an interest-only note due December 29, 2016.

Purchase Commitments. The Corporation had purchase commitments for property, plant and equipment of $70,431,000 as of December 31, 2015. The Corporation also had other purchase obligations related to energy and service contracts of $95,389,000 as of December 31, 2015.

Martin Marietta  |  Page 38

NOTES TO FINANCIAL STATEMENTS (continued)

The Corporation’s contractual purchase commitments as of December 31, 2015 are as follows:

(add 000)
2016	$155,525
2017	6,457
2018	1,361
2019	451
2020	451
Thereafter	1,575
Total	$165,820

Capital expenditures in 2015, 2014 and 2013 that were purchase commitments as of the prior year end were $116,681,000, $34,135,000 and $15,839,000, respectively.

Employees. Approximately 10% of the Corporation’s employees are represented by a labor union. All such employees are hourly employees. The Corporation maintains collective bargaining agreements relating to the union employees within the Aggregates business and Magnesia Specialties segment. Of the Magnesia Specialties segment, located in Manistee, Michigan and Woodville, Ohio, 100% of its hourly employees are represented by labor unions. The Manistee collective bargaining agreement expires in August 2019. The Woodville collective bargaining agreement expires in May 2018.

Note O: Business Segments

The Aggregates business is comprised of divisions which represent operating segments. Disclosures for certain divisions are consolidated as reportable segments for financial reporting purposes as they meet the aggregation criteria. The Aggregates business contains three reportable segments: Mid-America Group, Southeast Group and West Group. The Cement and Magnesia Specialties businesses also represent individual operating and reportable segments. The accounting policies used for segment reporting are the same as those described in Note A.

The Corporation’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Consolidated earnings from operations include net sales less cost of sales, selling, general and administrative expenses, and acquisition-related expenses, net; other operating income and expenses; and exclude interest expense, other nonoperating income and expenses, net, and taxes on income. Corporate consolidated earnings from operations primarily include depreciation on capitalized interest, expenses for corporate administrative functions, acquisition-related expenses, net, and other nonrecurring and/or non-operational income and expenses excluded from the Corporation’s evaluation of business segment performance and resource allocation. All debt and related interest expense is held at Corporate.

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

Selected Financial Data by Business Segment

years ended December 31 (add 000)
Total revenues	2015	2014	2013
Mid-America Group	$926,251	$848,855	$789,806
Southeast Group	304,472	274,352	245,340
West Group	1,675,021	1,356,283	875,588
Total Aggregates Business	2,905,744	2,479,490	1,910,734
Cement	387,947	221,759	–
Magnesia Specialties	245,879	256,702	244,817
Total	$3,539,570	$2,957,951	$2,155,551

Net sales
Mid-America Group	$851,854	$770,568	$720,007
Southeast Group	285,302	254,986	226,437
West Group	1,535,848	1,207,879	771,133
Total Aggregates Business	2,673,004	2,233,433	1,717,577
Cement	367,604	209,556	–
Magnesia Specialties	227,508	236,106	225,641
Total	$3,268,116	$2,679,095	$1,943,218

Gross profit (loss)
Mid-America Group	$256,586	$216,883	$192,747
Southeast Group	34,197	10,653	(3,515)
West Group	254,946	155,678	92,513
Total Aggregates Business	545,729	383,214	281,745
Cement	103,473	52,469	–
Magnesia Specialties	78,732	84,594	83,703
Corporate	(6,167)	2,083	(1,491)
Total	$721,767	$522,360	$363,957

Selling, general and administrative expenses
Mid-America Group	$52,606	$52,217	$53,683
Southeast Group	18,467	17,788	18,081
West Group	66,639	50,147	42,929
Total Aggregates Business	137,712	120,152	114,693
Cement	26,626	12,741	–
Magnesia Specialties	9,499	9,776	10,165
Corporate	44,397	26,576	25,233
Total	$218,234	$169,245	$150,091

Martin Marietta  |  Page 39

NOTES TO FINANCIAL STATEMENTS (continued)

years ended December 31 (add 000)

Earnings (Loss) from operations	2015	2014	2013
Mid-America Group	$206,820	$172,208	$144,269
Southeast Group	16,435	(5,293)	(19,849)
West Group	205,699	153,182	53,150
Total Aggregates Business	428,954	320,097	177,570
Cement	47,821	40,751	–
Magnesia Specialties	68,886	74,805	73,506
Corporate	(66,245)	(120,780)	(33,088)
Total	$479,416	$314,873	$217,988

Cement intersegment sales, which were to the ready mixed concrete product line in the West Group, were $87,782,000 for the year ended December 31, 2015 and $43,356,000 for the six months ended December 31, 2014. The Cement business was acquired July 1, 2014.

years ended December 31 (add 000)

Assets employed	2015	2014	2013
Mid-America Group	$1,304,574	$1,290,833	$1,242,395
Southeast Group	583,369	604,044	611,906
West Group	2,621,636	2,444,400	1,030,599
Total Aggregates Business	4,509,579	4,339,277	2,884,900
Cement	1,939,796	2,451,799	–
Magnesia Specialties	147,795	150,359	154,024
Corporate	364,562	278,319	146,081
Total	$6,961,732	$7,219,754	$3,185,005

Depreciation, depletion and amortization
Mid-America Group	$61,693	$63,294	$66,381
Southeast Group	31,644	31,955	32,556
West Group	93,947	74,283	56,004
Total Aggregates Business	187,284	169,532	154,941
Cement	53,672	30,620	–
Magnesia Specialties	13,769	10,394	10,564
Corporate	8,862	12,200	8,256
Total	$263,587	$222,746	$173,761

Total property additions
Mid-America Group	$77,640	$76,753	$82,667
Southeast Group	12,155	23,326	72,907
West Group	235,245	753,342	53,530
Total Aggregates Business	325,040	853,421	209,104
Cement	9,599	975,063	–
Magnesia Specialties	8,916	2,588	4,700
Corporate	20,561	15,349	6,477
Total	$364,116	$1,846,421	$220,281

years ended December 31 (add 000)

Property additions through acquisitions	2015	2014	2013
Mid-America Group	$4,385	$–	$244
Southeast Group	–	–	54,463
West Group	35,965	632,560	–
Total Aggregates Business	40,350	632,560	54,707
Cement	–	970,300	–
Magnesia Specialties	–	–	–
Corporate	–	–	–
Total	$40,350	$1,602,860	$54,707

Total property additions in the West Group include machinery and equipment of $1,445,000, $7,788,000 and $10,341,000 in 2015, 2014 and 2013 respectively, acquired through capital leases. In 2015, total property additions in Corporate include a $4,088,000 noncash component related to a property addition. The Corporation also acquired $3,591,000 of land via noncash transactions and asset exchanges in 2014. Total property additions through acquisitions in the Mid-America Group reflect $4,385,000 of property, plant and equipment acquired via an asset exchange in 2015.

The Aggregates business includes the aggregates product line and aggregates-related downstream product lines, which include the asphalt, ready mixed concrete and road paving product lines. All aggregates-related downstream product lines reside in the West Group. The following tables, which are reconciled to consolidated amounts, provide total revenues, net sales and gross profit by line of business: Aggregates (further divided by product line), Cement and Magnesia Specialties.

years ended December 31 (add 000)

Total revenues	2015	2014	2013
Aggregates	$2,017,761	$1,805,824	$1,527,986
Asphalt	72,282	85,822	78,863
Ready Mixed Concrete	657,088	431,229	146,085
Road Paving	158,613	156,615	157,800
Total Aggregates Business	2,905,744	2,479,490	1,910,734
Cement	387,947	221,759	–
Magnesia Specialties	245,879	256,702	244,817
Total	$3,539,570	$2,957,951	$2,155,551

Martin Marietta  |  Page 40

NOTES TO FINANCIAL STATEMENTS (continued)

years ended December 31
(add 000)

Net sales	2015	2014	2013
Aggregates	$1,793,660	$1,570,022	$1,347,486
Asphalt	64,943	76,278	66,216
Ready Mixed Concrete	655,788	430,519	146,079
Road Paving	158,613	156,614	157,796
Total Aggregates Business	2,673,004	2,233,433	1,717,577
Cement	367,604	209,556	–
Magnesia Specialties	227,508	236,106	225,641
Total	$3,268,116	$2,679,095	$1,943,218
Gross profit (loss)
Aggregates	$467,053	$324,093	$259,054
Asphalt	18,189	13,552	12,928
Ready Mixed Concrete	42,942	39,129	8,337
Road Paving	17,545	6,440	1,426
Total Aggregates Business	545,729	383,214	281,745
Cement	103,473	52,469	–
Magnesia Specialties	78,732	84,594	83,703
Corporate	(6,167)	2,083	(1,491)
Total	$721,767	$522,360	$363,957
Domestic and foreign total revenues are as follows:
years ended December 31
(add 000)	2015	2014	2013
Domestic	$3,493,462	$2,912,115	$2,113,068
Foreign	46,108	45,836	42,483
Total	$3,539,570	$2,957,951	$2,155,551

Note P: Supplemental Cash Flow Information

The components of the change in other assets and liabilities, net, are as follows:

years ended December 31

(add 000)	2015	2014	2013
Other current and noncurrent assets	$(3,631)	$8,066	$1,186
Accrued salaries, benefits and payroll taxes	(12,303)	10,136	(4,276)
Accrued insurance and other taxes	4,425	(17,641)	421
Accrued income taxes	(4,364)	27,680	3,889
Accrued pension, postretirement and postemployment benefits	(18,153)	1,150	(4,795)
Other current and noncurrent liabilities	(3,014)	(10,681)	7,373
Change in other assets and liabilities	$(37,040)	$18,710	$3,798

The change in accrued salaries, benefits and payroll taxes in 2015 and 2014 was attributable to TXI-related severance accrual of $11,444,000 during 2014 and payments of $9,682,000 in 2015. The change in accrued pension, postretirement, and postemployment benefits in 2015 was attributable to higher pension plan funding, which increased $28,270,000. The change in accrued income taxes was primarily attributable to a reduction in the Corporation’s tax liability due to the utilization of net operating loss carryforwards, and the receipt of the federal tax refunds attributable to the settlement of the U.S. Advanced Pricing Agreement.

Noncash investing and financing activities are as follows:

years ended December 31

(add 000)	2015	2014	2013
Noncash investing and financing activities:
Acquisition of assets through asset exchange	$5,000	$2,091	$–
Acquisition of assets through capital lease	$1,445	$7,788	$10,341
Seller financing of land purchase	$–	$1,500	$–
Acquisition of TXI net assets through issuances of common stock and options	$–	$2,691,986	$–

Martin Marietta  |  Page 41

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INTRODUCTORY OVERVIEW

Martin Marietta Materials, Inc. (the “Corporation” or “Martin Marietta”) is a leading supplier of aggregates products (crushed stone, sand and gravel) for the construction industry, used for the construction of infrastructure, nonresidential and residential projects. In addition, aggregates products are used for railroad ballast and in agricultural, utility and environmental applications. The Corporation’s annual consolidated net sales and operating earnings are predominately derived from its Aggregates business, which mines and processes granite, limestone, sand and gravel. The Aggregates business also includes aggregates-related downstream operations, namely heavy building materials such as asphalt, ready mixed concrete and road paving construction services.

At December 31, 2015, the Aggregates business included the following reportable segments, including underlying business characteristics:

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

The Cement business produces Portland and specialty cements. Similar to the Aggregates business, cement is used in infrastructure projects, nonresidential and residential construction, and railroad, agricultural, utility and environmental industries. The production facilities are located in Midlothian, Texas, south of Dallas-Fort Worth, and Hunter, Texas, north of San Antonio. The limestone reserves used as a raw material are owned by the Corporation and are adjacent to each of the plants. In addition to the manufacturing facilities, the Corporation operates cement distribution terminals in Texas.

The Magnesia Specialties segment produces magnesia-based chemicals products used in industrial, agricultural and environmental applications and dolomitic lime sold primarily to customers in the steel industry.

The Corporation’s overall areas of focus include the following:

•	Maximize long-term shareholder return by disciplined and rigorous pursuit of strategic growth and earnings objectives;

•	Conduct business in compliance with applicable laws, rules, regulations and the highest ethical standards;

•	Allocate capital by prioritizing acquisitions, organic capital investment and returning cash to shareholders via dividends and share repurchases; and

•	Support the Corporation’s sustainability through the following:
-	Protect the safety and well-being of all who come in contact with the Corporation’s business;
-	Reflect all aspects of good corporate citizenship by being responsible neighbors and supporting local communities; and
-	Protecting the Earth’s resources and minimizing the operations’ environmental impact.

Since the construction business is conducted outdoors, erratic weather patterns, seasonal changes, precipitation and other weather-related conditions, such as snowstorms, droughts, flooding or hurricanes, can significantly affect shipments, efficiencies and profitability of the Corporation’s Aggregates and Cement businesses. In addition, production of aggregates products is conducted outdoors; therefore, erratic and predictable weather patterns will also affect production schedules and costs for that product line. Generally, the financial results for the first and fourth quarters are significantly lower than the financial results of the other quarters due to winter weather. Weather-related hindrances were exacerbated in 2015 by record precipitation in many

Martin Marietta  |  Page 42

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

of the Corporation’s key markets. The National Oceanic and Atmospheric Administration (“NOAA”) has tracked precipitation for 121 years. According to NOAA, 2015 represented the wettest year on record for Texas and Oklahoma, while North Carolina, South Carolina, Colorado and Iowa each experienced a top-ten precipitation year. Notwithstanding these headwinds, notable items regarding the Corporation’s 2015 operating results, cash flows and operations include:

Operating Results:

•

Earnings per diluted share of $4.29 compared with $2.71; adjusted earnings per diluted share of $4.50 (excluding the net loss on the sale of the California cement operations and the net gain on the sale of the San Antonio asphalt operations) compared with $3.74 (excluding acquisition-related expenses, net, related to TXI and the impact of selling acquired inventory marked up to fair value);

•

Consolidated earnings before interest expense, income taxes, depreciation, depletion and amortization (“EBITDA”) of $750.7 million; adjusted EBITDA of $766.6 million, which excludes the loss and other expenses related to the divestitures of the California cement operations and the gain resulting from the divestiture of the San Antonio asphalt operations;

•	Return on shareholders’ equity of 6.9% in 2015;

•	Aggregates product line volume growth of 7.1% and pricing increase of 8.0%;

-	Heritage aggregates product line volume growth of 2.1% and pricing increase of 7.3%;

•	Magnesia Specialties segment financial results of net sales of $227.5 million and earnings from operations of $68.9 million;

•	Effective management of controllable production costs, as evidenced by a 260-basis-point improvement of consolidated gross margin (excluding freight and delivery revenues); and

•	Selling, general and administrative expenses of 6.7% as a percentage of net sales, up 40 basis points.

Cash Flows:

•	Operating cash flow of $573.2 million, up 50% over prior-year operating cash flow;

•	Return of $627.4 million of cash to shareholders through share repurchases ($520.0 million) and dividends ($107.4 million);

•	Ratio of consolidated debt-to-consolidated EBITDA of 1.9 times for the trailing-twelve months ended December 31, 2015, calculated as prescribed in the Corporation’s bank credit agreements and in compliance with the covenant maximum of 3.5 times; and

•

Capital expenditures of $318.2 million, including $78.0 million for the new Medina limestone facility; capital plan focused on optimizing operational efficiencies while maintaining safe, environmentally-sound operations, along with a continuing investment in land with long-term mineral reserves to serve high-growth markets.

Operations:

•	Successfully completed the remaining integration of Texas Industries, Inc. (“TXI”) and increased synergy guidance to $120 million per year; and

•	Issued the Corporation’s Initial Sustainability Report, highlighting the Corporation’s continuing commitment to sustainability as a core business value:

-	Record safety performance for both total injury incident rate (“TIIR”) and lost-time incident rate (“LTIR”);
-	Continued to support the communities where the Corporation operates; and
-	Remained cognizant of being responsible environmental stewards.

The Corporation’s continued disciplined business approach and commitment to fundamentals and strategic vision, coupled with tactical execution, should enable management to prudently guide the business through the current uncertainty that exists regarding the general economy. Specifically to the construction cycle in its markets, the Corporation expects recovery in the majority of its markets and, if there is hesitation in demand, it is not expected to be significant.

The Corporation views its strategic objectives through the lens of building on the foundation of a world-class aggregates-led business. In the view of management, attractive aggregates markets exhibit population growth or population density, drivers of construction materials consumption and large-scale infrastructure networks; business and employment diversity, a driver of greater economic stability; and superior state financial position, a driver of public infrastructure growth. In light of these objectives, management intends to emphasize, among other things, the following strategic, financial and operational initiatives in 2016:

Martin Marietta  |  Page 43

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Strategic:

•

Pursuing aggregates-led expansion through acquisitions that complement existing operations (i.e., bolt-on acquisitions) and acquisitions that provide leadership entry into new markets or similar product lines (i.e., platform acquisitions);

•	Leveraging a competitive advantage from the Corporation’s long-haul distribution network;

•	Optimizing the Corporation’s current asset base to continue to enhance long-term shareholder value; and

•	Realize incremental value from possible divestiture of identified non-strategic or surplus assets.

Financial:

•	Maintaining the Corporation’s strong financial position while advancing strategic objectives;

•

Increasing the incremental gross margin (excluding freight and delivery revenues) of the aggregates product line toward management’s targeted goal of an average of 60% over the course of recovery in the business cycle, including recovery in the southeastern U.S. markets;

•	Maximizing return on invested capital consistent with the successful long-term operation of the Corporation’s business; and

•	Returning cash to shareholders through sustainable dividends and share repurchases.

Operational:

•	Continuing to focus on sustainability practices, including improved safety performance;

•	Maintaining a focus on functional excellence leading to cost containment and operational efficiencies;

-	Achieve total annual TXI synergies of $120 million;

•	Successfully integrating bolt-on acquisitions and platform acquisitions;

•	Increasing the percentage of markets where the Corporation has a leading market position;

•	Using best practices and information technology to drive improved cost performance;

•	Effectively serving high-growth markets; and

•	Sustaining the industry differentiating performance and operating results of the Magnesia Specialties segment.

Management considers each of the following factors in evaluating the Corporation’s financial condition and operating results.

Aggregates Industry Economic Considerations

The construction aggregates industry is a mature, cyclical business dependent on activity within the construction marketplace.

In 2015, the Corporation’s heritage aggregates product line shipments increased 2.1% compared with 2014. The Corporation’s heritage aggregates product line shipments have increased each of the past four years, indicative of degrees of volume stability and modest growth, albeit at and from historically low levels, after an unprecedented reduction. Prior to 2011, the economic recession resulted in United States aggregates consumption declining by almost 40% from peak volumes in 2006.

The principal end-use markets of the aggregates industry are public infrastructure (i.e., highways; streets; roads; bridges; and schools); nonresidential construction (i.e., manufacturing and distribution facilities; industrial complexes; office buildings; large retailers and wholesalers; and malls); and residential construction (i.e., subdivision development; and single- and multi-family housing). Aggregates products are also used in the railroad, agricultural, utility and environmental industries. Ballast is an aggregates product used to stabilize railroad track beds and, increasingly, concrete rail ties are being used as a substitute for wooden ties. Agricultural lime, a high-calcium carbonate material, is used as a supplement in animal feed, a soil acidity neutralizer and agricultural growth enhancer. High-calcium limestone is used as filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade high-calcium limestone is used as a desulfurization material in utility plants. Limestone can also be used to absorb moisture, particularly around building foundations. Stone is used as a stabilizing material to control erosion caused by water runoff or at ocean beaches, inlets, rivers and streams.

As discussed further under the section Aggregates and Cement Industries and Corporation Trends on pages 59 through 61, end-use markets respond to changing economic conditions in different ways. Public infrastructure construction has historically been more stable than nonresidential and residential construction due to typically stable and predictable funding from federal, state and local governments, with approximately half from the federal government and half from state and local governments. After a decade of 36 short-term funding provisions, a five-year, $305 billion highway bill, Fixing America’s Surface Transportation Act (“FAST Act”), was signed into law on December 4, 2015. FAST Act funding will primarily be secured through gas tax collections. In an investigation performed by S-C Market Analytics, aggregates demand is projected to increase with the availability of federal funding and is expected to peak in 2018. However, in subsequent years, the projected demand for aggregates is expected to decline with anticipated higher

Martin Marietta  |  Page 44

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

	2011	2012	2013	2014	2015	5-Year Average
Infrastructure	48%	47%	48%	44%	42%	44%
Nonresidential	27%	29%	29%	32%	31%	31%
Residential	11%	12%	12%	14%	17%	14%
ChemRock /Rail	14%	12%	11%	10%	10%	11%

Source: Corporation data

nation in nonresidential construction, demonstrating economic diversity and the ability to replace energy-related shipments currently displaced by low oil prices with other nonresidential projects. Notwithstanding the challenging commodity price environment, the Corporation expects continued energy-related activity. On a national scale, Florida and South Carolina each rank in the top 10 states and North Carolina and Colorado each rank in the top 20 states in growth (based on dollars invested) in nonresidential construction. Notably, recovery in the residential market typically leads to nonresidential growth with a 12-to-18-month lag.

interest and inflation rates. Additionally, many states have recently shown a commitment to securing alternative funding sources, including initiating special-purpose taxes and raising gas taxes. According to American Road and Transportation Builders Association (“ARTBA”), fifteen states have raised gas taxes and 30 legislative measures (which represented 68% of ballot initiatives) for transportation funding were approved by voters in 2015. Supported by state-spending programs, the Corporation’s heritage aggregates volumes to the infrastructure market in the eastern United States increased in the mid-single digits compared with 2014. Overall, the infrastructure market accounted for 42% of the Corporation’s 2015 heritage aggregates product line shipments.

In 2015, construction growth was driven by private-sector activity. Nonresidential and residential construction levels are interest rate-sensitive and typically move in direct correlation with economic cycles. The Dodge Momentum Index, a 12-month leading indicator of construction spending for non-residential building compiled by McGraw Hill Construction and where the year 2000 serves as an index basis of 100, remained strong and was 125.2 in December 2015. According to Dodge Data & Analytics, the recent increasing trend of the index is an indication that construction growth will continue into 2016.

The Corporation’s heritage aggregates volumes to the non-residential construction market accounted for 31% of the Corporation’s 2015 aggregates product line shipments and increased 11.7% compared with 2014. Light nonresidential, which includes the commercial sector, increased 22.2% and was offset by a decline in heavy nonresidential, which includes the industrial and energy sectors. Nonresidential investment varies significantly by state. To that effect, Texas continues to lead the

The residential construction market accounted for 17% of the Corporation’s 2015 heritage aggregates product line shipments, in line with its historical average, and volumes to this market increased 15.1% over 2014. As reported by the United States Census Bureau, the total value of private residential construction put in place increased 13% in 2015. Housing starts, a key indicator for residential construction activity, continue to show year-over-year improvement. While 2015 represented the second year that starts exceeded one million since 2008, they still remain below the 50-year historical annual average of 1.5 million units. Importantly, 2015 housing starts exceeded completions, a trend expected to continue in 2016. Geographically, housing strength varies considerably by state, and Texas leads the nation in residential starts. Notably, Dallas-Fort Worth is the second ranked metro area in the United States for growth in housing permits. Additionally, Florida, South Carolina, Colorado and North Carolina each rank in the top ten states for residential starts.

Shipments of chemical rock (comprised primarily of high-calcium carbonate material used for agricultural lime and flue gas desulfurization) and ballast products (collectively, referred to as “ChemRock/Rail”) accounted for 10% of the Corporation’s heritage aggregates product line shipments and increased 2.5%.

In 2015, the Corporation shipped 156.4 million tons of aggregates to customers from a network of aggregates quarries and distribution yards in 26 states, Canada and the Bahamas. The Corporation also shipped 2.9 million tons of asphalt and 6.7 million cubic yards of ready mixed concrete from 131 plants in Arkansas, Colorado, Louisiana, Texas and Wyoming. While the Aggregates business covers a wide geographic area, financial results depend on the strength

Martin Marietta  |  Page 45

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

of the applicable local economies because of the high cost of transportation relative to the price of the product. The Aggregates business’ top five sales-generating states – Texas, Colorado, North Carolina, Iowa and Georgia – accounted for 70% of its 2015 net sales by state of destination, while the top ten sales-generating states accounted for 85% of its 2015 net sales. Management closely monitors economic conditions and public infrastructure spending in the market areas in the states where the Corporation’s operations are located. Further, supply and demand conditions in these states affect their respective profitability.

Shipments of aggregates-related downstream products typically follow construction aggregates trends.

Aggregates Industry Considerations

While natural aggregates sources typically occur in relatively homogeneous deposits in certain areas of the United States, a significant challenge facing aggregates producers is locating suitable deposits that can be economically mined at locations that qualify for regulatory permits and are in close proximity to growing markets (or in close proximity to long-haul transportation corridors that economically serve growing markets). This objective becomes more challenging as residential expansion and other real estate development encroach on attractive quarrying locations, often triggering enhanced regulatory constraints or otherwise making these locations impractical for mining. The Corporation’s management continues to meet this challenge through strategic planning to identify site locations in advance of economic expansion; land acquisitions around existing quarry sites to increase mineral reserve capacity and lengthen quarry life or add a site buffer; underground mine development; and enhancing its competitive advantage with its long-haul distribution network. The Corporation’s long-haul network moves aggregates materials from domestic and offshore sources, via rail and water, to markets that generally exhibit above-average growth characteristics driven by long-term population growth and density but lack a long-term indigenous supply of coarse aggregates. The movement of aggregates materials through long-haul networks introduces risks to operating results as

Martin Marietta  |  Page 46

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

discussed more fully under the sections Analysis of Aggregates Business Gross Margin and Transportation Exposure on pages 58 and 59 and pages 69 through 71, respectively.

During the construction industry’s protracted recession from 2008 through 2011, the Corporation was successful in executing against its strategic vision, completing several acquisitions, as well as asset swaps and divestitures from companies rationalizing non-core assets and repairing financially-constrained balance sheets. In 2014, the Corporation completed the TXI acquisition, the largest in its history. With further economic recovery, management anticipates the number of acquisition opportunities should increase as sellers view options for monetizing improving earnings. The Corporation pursues acquisitions that fit its strategic objectives as discussed more fully under the section Aggregates and Cement Industries and Corporation Trends on pages 59 through 61.

Aggregates Business Financial Considerations

The production of construction-related aggregates requires a significant capital investment resulting in high fixed and semi-fixed costs, as discussed more fully under the section Cost Structure on pages 67 through 69. Further, operating results and financial performance are sensitive to shipment volumes and changes in selling prices.

Average selling price for the heritage aggregates product line increased 7.3% in 2015. As expected, this overall pricing increase was not uniform throughout the Corporation. Pricing growth was led by the Corporation’s West Group, which reported an aggregates product line price increase of 10.8%, reflecting favorable supply and demand dynamics in these markets.

The production of construction-related aggregates also requires the use of various forms of energy, notably, diesel fuel. Therefore, fluctuations in diesel fuel pricing can significantly affect the Corporation’s operating results. The Corporation’s average price per gallon of diesel fuel in 2015 was $2.05 on 42.5 million gallons compared with $3.02 in 2014 on 36.9 million gallons. The Corporation has a fixed-price commitment for approximately 40% of its diesel fuel requirements at a rate of $2.20 per gallon through December 31, 2016.

Aggregates-related downstream operations, which represented 33% of the Aggregates business’ 2015 total net sales, have inherently lower gross margins (excluding freight and delivery revenues) than the aggregates product line. Market dynamics for these operations include a highly competitive environment and lower barriers to entry. Liquid asphalt and cement are key raw materials in the production of hot mix asphalt and ready mixed concrete, respectively. Fluctuations in prices for purchased raw materials directly affect the Corporation’s operating results. Liquid asphalt prices in 2015 were lower than in 2014, but may not always follow other energy products (e.g., oil or diesel fuel) because of complexities in the refining process which converts a barrel of oil into other fuels and petrochemical products.

Management evaluates financial performance, particularly gross margin (excluding freight and delivery revenues), in a variety of ways. Management also reviews incremental gross margin, changes in average selling prices, direct production costs per ton shipped, tons produced per worked man hour and return on invested capital, along with other key financial, nonfinancial and employee safety data. Incremental gross margin (excluding freight and delivery revenues) is the incremental gross profit as a percentage of incremental net sales. This metric assists management in understanding the impact of increases in sales on profitability. Changes in average selling prices demonstrate economic and competitive conditions, while incremental gross margin and changes in direct production costs per ton shipped and tons produced per worked man hour are indicative of operating leverage and efficiency as well as economic conditions.

Cement Industry Considerations

Cement is the basic binding agent for concrete, a primary construction material. The principal raw material used in the production of cement is calcium carbonate in the form of limestone. The Corporation owns more than 600 million tons of limestone reserves adjacent to its two cement production plants in Texas.

Similar to the Aggregates business, cement is used in infrastructure projects, nonresidential and residential construction, and in the railroad, utility and environmental industries. Consequently, the cement industry is cyclical and dependent on the strength of the construction sector.

Energy, including electricity and fossil fuels, accounts for approximately one-third of the cement production cost profile. Therefore, profitability of the Cement business is affected by changes in energy prices and the availability of the supply of these products. The Corporation currently has fixed-price supply contracts for coal and diesel fuel but also consumes natural gas, alternative fuel and petroleum coke. Further, profitability of the Cement business is also subject to kiln maintenance. This

Martin Marietta  |  Page 47

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

process typically requires a plant to be shut down periodically of as repairs are made. In 2015, the Cement business incurred kiln maintenance shutdown related costs of $26.0 million.

The Texas plants operated an average of 70% utilization in 2015. The Portland Cement Association (“PCA”) forecasts a 2.5% increase in demand in Texas in 2016 over 2015. The Cement business’ leadership, in collaboration with the aggregates and ready mixed concrete teams, have developed strategic plans regarding interplant efficiencies, as well as tactical plans addressing plant utilization and efficiency and a road map for significantly improved profitability for 2016 and beyond. In 2015, the Corporation shipped 4.6 million tons of cement; 3.7 million tons to external customers in 13 states and Mexico and 0.9 million tons for internal use. Of this amount, 1.1 million tons (376,000 in the first quarter, 367,000 in the second quarter and 328,000 in the third quarter) were shipped from the California cement plant prior to its divestiture on September 30, 2015.

Magnesia Specialties Considerations

The Corporation, through its Magnesia Specialties segment, produces and sells dolomitic lime and magnesia-based chemicals. In 2015, this segment achieved net sales, gross profit and earnings from operations of $227.5 million, $78.7 million and $68.9 million, respectively. Net sales decreased 3.6%, reflecting declines in the chemicals and dolomitic lime product lines. The dolomitic lime business, which represented 32% of Magnesia Specialties’ 2015 net sales, is dependent on the steel industry and operating results are affected by cyclical changes in that industry. The dolomitic lime business runs most profitably at 70% or greater steel capacity utilization; domestic capacity utilization averaged 70% in 2015. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.

A significant portion of costs related to the production of dolomitic lime and magnesia chemical products is of a fixed or semi-fixed nature. The production of dolomitic lime and certain magnesia chemical products also requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. The Corporation has entered into fixed-price supply contracts for natural gas, coal and petroleum coke to help mitigate this risk. During 2015, the Corporation’s average cost per MCF (thousand cubic feet) for natural gas decreased 28% from 2014.

Cash Flow Considerations

The Corporation’s cash flows are generated primarily from operations. Operating cash flows generally fund working capital needs, capital expenditures, debt repayments, dividends, share repurchases and smaller acquisitions. The Corporation has a $600 million credit agreement (the “Credit Agreement”) with a syndicate of banks. The Credit Agreement provides a $350 million five-year senior unsecured revolving facility (the “Revolving Facility”) and a $250 million senior unsecured term loan (the “Term Loan Facility”). The Corporation also has a $250 million trade receivable securitization facility (the “Trade Receivable Facility”).

During 2015, the Corporation made net repayments of long-term debt of $14.7 million. Additionally, during 2015, the Corporation invested $318.2 million in capital expenditures, paid $107.5 million in dividends, repurchased $520.0 million of its common stock and made pension plan contributions of $54.0 million.

Cash and cash equivalents on hand of $168.4 million at December 31, 2015, along with the Corporation’s projected internal cash flows and its available financing resources, including access to debt and equity markets, as needed, is expected to continue to be sufficient to provide the capital resources necessary to:

•	Support anticipated operating needs;
•	Cover debt service requirements;
•	Satisfy non-cancelable agreements;
•	Meet capital expenditures and discretionary investment needs;
•	Fund certain acquisition opportunities that may arise; and
•	Allow for the payment of sustainable dividends and share repurchases.

At December 31, 2015, the Corporation had unused borrowing capacity of $347.5 million under its Revolving Facility and $250.0 million under its Trade Receivable Facility, subject to complying with its leverage covenant when applicable.

The Corporation’s ability to borrow funds or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. As of December 31, 2015, the Corporation had principal indebtedness of $1.573 billion and future minimum lease and mineral and other royalty commitments for all non-cancelable agreements of $389.1 million. The Corporation’s ability to generate sufficient cash flow depends on

Martin Marietta  |  Page 48

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting its consolidated operations, many of which are beyond the Corporation’s control. If the Corporation is unable to generate sufficient cash flow from operations in the future to satisfy its financial obligations, it may be required, among other things, to seek additional financing in the debt or equity markets; to refinance or restructure all or a portion of its indebtedness; to further reduce or delay planned capital or operating expenditures; and/or to suspend or reduce the amount of the cash dividend to shareholders and share repurchases.

An increase in leverage could lead to deterioration in the Corporation’s credit ratings. A reduction in its credit ratings, regardless of the cause, could limit the Corporation’s ability to obtain additional financing and/or increase its cost of obtaining financing.

FINANCIAL OVERVIEW

Highlights of 2015 Financial Performance

(all comparisons are versus 2014)

•	Adjusted earnings per diluted share of $4.50 compared with $3.74

•	Consolidated EBITDA of $750.7 million; adjusted EBITDA of $766.6 million

•	Consolidated net sales of $3.27 billion compared with $2.68 billion, an increase of 22%

•	Aggregates product line volume increase of 7.1%; aggregates product line pricing increase of 8.0%
–	Heritage aggregates product line volume increase of 2.1%; heritage aggregates product line pricing increase of 7.3%

•	Aggregates-related downstream businesses net sales of $879.3 million and gross profit of $78.7 million

•	Cement business net sales of $367.6 million, gross profit of $103.5 million, EBITDA of $101.5 million and adjusted EBITDA of $130.5 million

•	Magnesia Specialties net sales of $227.5 million and gross profit of $78.7 million

•	Heritage consolidated gross margin (excluding freight and delivery revenues) of 24.5%, up 350 basis points

•	Selling, general and administrative expenses (“SG&A Expenses”) 6.7% of net sales

•	Consolidated earnings from operations of $479.4 million compared with $314.9 million, a 52% increase

Results of Operations

The discussion and analysis that follow reflect management’s assessment of the financial condition and results of operations of the Corporation and should be read in conjunction with the audited consolidated financial statements on pages 12 through 41. As discussed in more detail herein, the Corporation’s operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors and seasonal and other weather-related conditions. In 2015, Texas and Oklahoma each had its wettest year and the nation as a whole had its third wettest year in NOAA’s recorded history of 121 years. Net sales, production and cost structure were adversely affected by the significant precipitation. Accordingly, the financial results for any year, and notably 2015, or year-to-year comparisons of reported results, may not be indicative of future operating results.

The Corporation’s Aggregates business generated 82% of consolidated net sales and the majority of consolidated operating earnings during 2015. Furthermore, management presents certain key performance indicators for the Aggregates business. The following comparative analysis and discussion should be read within these contexts. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and are not intended to be indicative of management’s judgment of materiality.

Martin Marietta  |  Page 49

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Corporation’s consolidated operating results and operating results as a percentage of net sales are as follows:

years ended December 31 (add 000, except for % of net sales)	2015	% of Net Sales	2014	% of Net Sales	2013	% of Net Sales
Net sales	$3,268,116	100.0%	$2,679,095	100.0%	$1,943,218	100.0%
Freight and delivery revenues	271,454		278,856		212,333
Total revenues	3,539,570		2,957,951		2,155,551
Cost of sales	2,546,349	77.9	2,156,735	80.5	1,579,261	81.3
Freight and delivery costs	271,454		278,856		212,333
Total cost of revenues	2,817,803		2,435,591		1,791,594
Gross profit	721,767	22.1	522,360	19.5	363,957	18.7
Selling, general and administrative expenses	218,234	6.7	169,245	6.3	150,091	7.7
Acquisition related expenses, net	8,464	0.3	42,891	1.6	671	–
Other operating expenses and (income), net	15,653	0.5	(4,649)	(0.2)	(4,793)	(0.2)
Earnings from operations	479,416	14.7	314,873	11.8	217,988	11.2
Interest expense	76,287	2.3	66,057	2.5	53,467	2.8
Other nonoperating (income) and expenses, net	(10,672)	–	(362)	–	295	–
Earnings from continuing operations before taxes on income	413,801	12.7	249,178	9.3	164,226	8.5
Taxes on income	124,863	3.8	94,847	3.5	44,045	2.3
Earnings from continuing operations	288,938	8.8	154,331	5.8	120,181	6.2
Loss on discontinued operations, net of taxes	–	–	(37)	–	(749)	–
Consolidated net earnings	288,938	8.8	154,294	5.8	119,432	6.1
Less: Net earnings (loss) attributable to noncontrolling interests	146	–	(1,307)	–	(1,905)	(0.1)
Net Earnings Attributable to Martin Marietta	$288,792	8.8%	$155,601	5.8%	$121,337	6.2%

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

Adjusted consolidated earnings from operations, adjusted net earnings and adjusted earnings per diluted share (“Adjusted EPS”) are non-GAAP measures which exclude the impact of TXI acquisition-related expenses, net; the impact of the markup of acquired inventory to fair value; and the gain or loss on business divestitures. The Corporation presents these measures to allow investors to analyze and forecast the Corporation’s operating results given that these costs do not reflect the ongoing cost of its operations.

Martin Marietta  |  Page 50

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The following tables present (i) the calculations of gross margin and operating margin in accordance with GAAP and reconciliations of the ratios as percentages of total revenues to percentages of net sales; (ii) a reconciliation of net earnings attributable to Martin Marietta to consolidated EBITDA and adjusted consolidated EBITDA; (iii) a reconciliation of the Cement business pretax earnings to EBITDA and adjusted EBITDA; and (iv) the reconciliations of adjusted consolidated earnings from operations, adjusted net earnings and adjusted EPS to the nearest measures in accordance with GAAP:

Consolidated Gross Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2015	2014	2013

Gross profit	$721,767	$522,360	$363,957

Total revenues	$3,539,570	$2,957,951	$2,155,551

Gross margin	20.4%	17.7%	16.9%

Consolidated Gross Margin

(Excluding Freight and Delivery Revenues)

years ended December 31 (add 000, except margin %)	2015	2014	2013

Gross profit	$721,767	$522,360	$363,957

Total revenues	$3,539,570	$2,957,951	$2,155,551
Less: Freight and delivery revenues	(271,454)	(278,856)	(212,333)

Net sales	$3,268,116	$2,679,095	$1,943,218

Gross margin (excluding freight and delivery revenues)	22.1%	19.5%	18.7%

Consolidated Heritage Business Gross

Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2015	2014	2013

Gross profit	$568,064	$454,626	$363,957

Total revenues	$2,543,732	$2,418,890	$2,155,551

Gross margin	22.3%	18.8%	16.9%

Consolidated Heritage Business Gross Margin

(Excluding Freight and Delivery Revenues)

years ended December 31 (add 000, except margin %)	2015	2014	2013

Gross profit	$568,064	$454,626	$363,957

Total revenues	$2,543,732	$2,418,890	$2,155,551
Less: Freight and delivery revenues	(225,705)	(251,373)	(212,333)

Net sales	$2,318,027	$2,167,517	$1,943,218

Gross margin (excluding freight and delivery revenues)	24.5%	21.0%	18.7%

Consolidated Operating Margin in Accordance with GAAP

years ended December 31 (add 000, except margin %)	2015	2014	2013

Earnings from operations	$479,416	$314,873	$217,988

Total revenues	$3,539,570	$2,957,951	$2,155,551

Operating margin	13.5%	10.6%	10.1%

Consolidated Operating Margin

(Excluding Freight and Delivery Revenues)

years ended December 31 (add 000, except margin %)	2015	2014	2013

Earnings from operations	$479,416	$314,873	217,988

Total revenues	$3,539,570	$2,957,951	$2,155,551
Less: Freight and delivery revenues	(271,454)	(278,856)	(212,333)

Net sales	$3,268,116	$2,679,095	$1,943,218

Operating margin (excluding freight and delivery revenues)	14.7%	11.8%	11.2%

Consolidated EBITDA and Adjusted Consolidated EBITDA

year ended December 31 (add 000)	2015
Net earnings attributable to Martin Marietta	$288,792
Add back:
Interest expense	76,287
Income tax expense for controlling interests	124,793
Depreciation, depletion and amortization expense	260,836
Consolidated EBITDA	$750,708
Add back:
Loss on sale of California cement operations	29,063
Less:
Gain on sale of San Antonio asphalt operations	(13,123)
Adjusted consolidated EBITDA	$766,648

Cement EBITDA and Adjusted Cement EBITDA

year ended December 31 (add 000)	2015
Pretax earnings	$47,770
Add back:
Interest expense	97
Depreciation, depletion and amortization expense	53,608
EBITDA	$101,475
Add back:
Loss on sale of California cement operations	29,063
Adjusted cement EBITDA	$130,538

Martin Marietta  |  Page 51

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Adjusted Earnings from Operations

years ended December 31 (add 000)	2015	2014
Earnings from operations in accordance with generally accepted accounting principles	$479,416	$314,873
Add back:
Loss on the sale of California cement operations	29,063	–
Impact of selling acquired inventory due to markup to fair value	–	11,124
TXI acquisition-related expenses, net	–	42,689
Less:
Gain on the sale of San Antonio asphalt operations	(13,123)	–
Adjusted earnings from operations	$495,356	$368,686
Adjusted Net Earnings
years ended December 31 (add 000)	2015	2014
Net earnings in accordance with generally accepted accounting principles	$288,792	$155,601
Add back:
Loss on sale of California cement operations	20,446	–
TXI acquisition-related expenses, net	–	42,689
Impact of selling acquired inventory due to markup to fair value	–	11,124
Income tax expense on acquisition-related expenses, net, and inventory markup	–	4,977
Less:
Gain on sale of San Antonio asphalt operations	(6,668)	–
Adjusted net earnings	$302,570	$214,391
Adjusted Earnings Per Diluted Share
years ended December 31	2015	2014
Earnings per diluted share in accordance with generally accepted accounting principles	$4.29	$2.71
Add back:
Loss on sale of California cement operations	0.31	–
Per diluted share impact of TXI acquisition-related expenses, net	–	0.91
Per diluted share impact of selling acquired inventory due to markup to fair value	–	0.12
Less:
Gain on sale of San Antonio asphalt operations	(0.10)	–
Adjusted earnings per diluted share	$4.50	$3.74

Net Sales

Net sales1 by reportable segment are as follows:

years ended December 31

(add 000)	2015	2014	2013
Heritage:
Mid-America Group	$849,215	$770,568	$720,007
Southeast Group	285,302	254,986	226,437
West Group	956,002	905,856	771,133
Total Heritage Aggregates Business	2,090,519	1,931,410	1,717,577
Magnesia Specialties	227,508	236,106	225,641
Total Heritage Consolidated	2,318,027	2,167,516	1,943,218
Acquisitions:
Aggregates Business:
Mid-America Group	2,639	–	–
West Group	579,846	302,023	–
Cement	367,604	209,556	–
Total Acquisitions	950,089	511,579	–
Total	$3,268,116	$2,679,095	$1,943,218

1 Reflect the elimination of intersegment sales.

Martin Marietta  |  Page 52

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Net sales by product line for the Aggregates business are as follows:

years ended December 31 (add 000)	2015	2014	2013
Heritage:
Aggregates	$1,642,842	$1,502,476	$1,347,486
Asphalt	64,943	76,278	66,216
Ready Mixed Concrete	224,121	196,042	146,079
Road Paving	158,613	156,614	157,796
Total Heritage Aggregates Business	2,090,519	1,931,410	1,717,577
Acquisitions:
Aggregates	150,818	67,546	–
Ready Mixed Concrete	431,667	234,477	–
Total Acquisitions	582,485	302,023	–
Total Aggregates Business[1]	$2,673,004	$2,233,433	$1,717,577

1Net sales reflect the elimination of inter-product line sales.

The decline in the asphalt product line is due primarily to the sale of asphalt operations in Arkansas in 2014, which accounted for $7.8 million of net sales, and the sale of the San Antonio asphalt operations in the fourth quarter of 2015.

Aggregates Product Line. Heritage aggregates operations exclude acquisitions that were not included in prior-year operations for a full year. The legacy TXI operations, which the Corporation acquired in July 2014, are reported in acquisitions.

Heritage and total aggregates product line average selling price increases are as follows:

years ended December 31	2015	2014	2013
Mid-America Group	4.7%	3.8%	3.0%
Southeast Group	5.4%	6.4%	1.4%
West Group	10.8%	5.1%	4.0%
Heritage Aggregates Operations	7.3%	4.1%	3.0%
Aggregates Product Line	8.0%	4.5%	3.0%

The following presents the average selling price per ton for the heritage aggregates product line and the acquired operations:

years ended December 31	2015	2014	2013
Heritage	$11.88	$11.07	$10.63
Acquisitions	$13.12	$11.96	$–

In 2015, the average selling price increase exceeded the Corporation’s average for the ten- and twenty-year periods ended December 31, 2015 of 4.8% and 3.9%, respectively. The higher selling price increase reflects the supply and demand dynamics in the Corporation’s markets. Direct comparisons between heritage and acquisitions average selling price can be misleading. The average selling price for the acquired aggregates product line of $13.12 reflects a higher mix of products shipped via rail distribution yards, coupled with sand and gravel shipments, which are higher priced products in those particular markets. Product mix for acquired locations is substantially different from the heritage aggregates product line mix. Average selling price increases in 2014 were in line with historical averages. Pricing variances for the aggregates product line in 2013 reflected price increases, partially offset with the impact of product mix.

The following presents heritage and total aggregates product line shipments for each reportable segment of the Aggregates business:

years ended December 31 Tons (add 000)	2015	2014	2013
Heritage Aggregates Product Line:
Mid-America Group	68,324	64,959	62,982
Southeast Group	19,479	18,289	17,250
West Group	53,212	54,873	48,201
Heritage Aggregates Operations	141,015	138,121	128,433
Acquisitions	15,407	7,929	–
Aggregates Product Line	156,422	146,050	128,433

For 2014, West Group shipments include 2,301,000 tons from operations divested in the third quarter 2014 in connection with the TXI acquisition.

Aggregates product line includes shipments sold externally to customers and tons used in other product lines as follows:

years ended December 31 Tons (add 000)	2015	2014	2013
Heritage Aggregates Product Line:
Tons to external customers	135,497	132,523	123,792
Internal tons used in other product lines	5,518	5,598	4,641
Total heritage aggregates tons	141,015	138,121	128,433

Acquisitions:
Tons to external customers	11,700	5,699	–
Internal tons used in other product lines	3,707	2,230	–
Total acquisition aggregates tons	15,407	7,929	–

Martin Marietta  |  Page 53

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Heritage aggregates product line shipments increased 2.1% in 2015 compared with 2014, despite the impact of historic levels of rainfall in many of the Corporation’s markets. Growth was achieved in the infrastructure, commercial component of nonresidential and residential markets, partially offset by a reduction in energy-sector shipments, notably for shale exploration. Heritage aggregates product line shipments in 2014 increased 7.5% compared with 2013. Private construction led the growth with the residential market increasing 12.4% and the nonresidential market increasing 8.6%. Shipments to the infrastructure market in 2014 increased 6.2%, with notable growth in Texas and Colorado.

Heritage and total aggregates product line volume variance by reportable segment is as follows:

years ended December 31	2015		2014	2013
Mid-America Group	5.2%		3.1%	0.3%
Southeast Group	6.5%		6.0%	(1.7%	)
West Group	(3.0%	)	13.8%	0.5%
Heritage Aggregates Operations	2.1%		7.5%	0.1%
Total Aggregates Product Line	7.1%		13.7%	0.1%

Aggregates product line shipment variances in 2015 for the Mid-America and Southeast Groups reflect the ongoing recovery in these markets, notably North Carolina, Georgia and Florida. The decline in the West Group is primarily due to the significant precipitation in Texas, Oklahoma and Colorado, which deferred certain shipments to future periods. As previously discussed, the West Group decline in 2015 was also impacted by the divestiture of the North Troy quarry and two rail yards, which were sold in the third quarter of 2014.

Aggregates product line shipments in 2014 increased in each group as construction activity across most of the nation was recovering from the Great Recession. The West Group experienced the highest rate of growth, as recovery in the western United States outpaced the eastern part of the country. Additionally, 2014 shipments in the West Group reflected the strength of the state Department of Transportation budgets in Texas and Colorado. The Southeast Group was recovering from historically low shipment levels. Growth in 2014 was most significant in the nonresidential market and coincided with employment gains in Florida and Georgia.

Aggregates-Related Downstream Operations. The Corporation’s aggregates-related downstream operations include asphalt, ready mixed concrete and road paving businesses in Arkansas, Colorado, Louisiana, Texas and Wyoming.

Average selling prices by product line for the Corporation’s aggregates-related downstream operations are as follows:

years ended December 31	2015	2014	2013
Heritage:
Asphalt - tons	$42.57	$41.26	$42.09
Ready Mixed Concrete
- cubic yards	$102.20	$93.27	$83.73

Acquisition:
Ready Mixed Concrete
- cubic yards	$93.52	$84.53	–

Unit shipments by product line for the Corporation’s aggregates-related downstream operations are as follows:

years ended December 31 Tons (add 000)	2015	2014	2013
Asphalt Product Line:
Tons to external customers	1,220	1,508	1,361
Internal tons used in road paving business	1,697	1,807	1,728
Total asphalt tons	2,917	3,315	3,089
Heritage Ready Mixed Concrete
– cubic yards	2,133	2,033	1,742
Acquisition Ready Mixed Concrete
– cubic yards	4,574	2,746	–

Cement. The Cement segment was acquired on July 1, 2014 and included two plants in Texas, one plant in Southern California and seven distribution terminals. On September 30, 2015, the Corporation divested its California cement operations, which included the plant and two cement terminals and contributed $98.3 million of net sales for the nine month period then ended. The total Cement business shipped 3.7 million tons of cement to external customers in 2015 (the California operations accounted for 1.1 million tons) and also used 0.9 million tons in the production of ready mixed concrete products. Net sales for the Cement business, which reflects the elimination of intersegment sales, benefitted from the strength of the Texas market and were $367.6 million in 2015. The business achieved a 10.2% increase in average selling price, which reflects the Corporation’s leading market position.

Martin Marietta  |  Page 54

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Net sales for the second half of 2014 were $209.6 million, of which $68 million related to the California cement operations.

Magnesia Specialties. Magnesia Specialties’ 2015 net sales of $227.5 million declined 3.6% compared with 2014. The reduction reflects a decrease in both the chemicals and dolomitic lime product lines. Net sales were impacted by lower domestic steel production, which was down 9% versus 2014.

2014 net sales grew 4.6%, attributable to an increase in the chemicals product line.

Freight and Delivery Revenues and Costs

Freight and delivery revenues and costs represent pass-through transportation costs incurred when the Corporation arranges for a third-party carrier to deliver aggregates products to customers (see section Transportation Exposure on pages 69 through 71). These third-party freight costs are then billed to the customer.

Cost of Sales

Cost of sales increased 18.1% in 2015, attributable to the 22.0% increase in net sales. Aggregates product line direct production cost per ton shipped increased 1.1% compared with 2014. Significant precipitation hindered production volumes and negatively affected operating leverage and direct production cost per ton shipped. The Corporation’s production costs benefitted from low energy prices throughout the year. On average, the Corporation paid $2.05 per gallon of diesel fuel in 2015 compared with $3.02 in 2014. The 2015 cost per gallon reflects a fixed-price commitment for approximately 40% of the Corporation’s diesel consumption that went into effect on July 1, 2015. The price fixed in that agreement was higher than the spot rate for the remainder of the year.

Cost of sales increased 36.6%, on an absolute dollar basis, in 2014 compared with 2013 primarily due to increased shipments in the heritage aggregates business and the acquisition of TXI. Notably, 2014 heritage aggregates product line direct production cost per ton shipped increased only 1.0% over 2013, reflecting increased leverage and effective cost management.

Gross Profit

The Corporation increased its consolidated gross profit by $199.4 million in 2015 compared with 2014. The growth was driven by a full year of ownership of legacy TXI operations and pricing strength.

Improved aggregates product line volume and pricing, strong performance by the Magnesia Specialties business and the contribution from acquired businesses led to consolidated gross profit of $522.4 million, an improvement of $158.4 million, or 43.5%, in 2014 compared with 2013.

The following presents a rollforward of the Corporation’s consolidated gross profit:

years ended December 31
(add 000)	2015	2014
Consolidated Gross Profit, prior year	$522,360	$363,957
Heritage Aggregates Product Line:
Pricing strength	114,599	60,855
Volume strength	32,011	102,871
Increase in production costs	(53,624)	(70,092)
Decrease (increase) in internal freight costs	3,756	(24,849)
Decrease (increase) in other costs	9,303	(6,860)
Increase in Heritage Aggregates Product Line Gross Profit	106,045	61,925
Heritage aggregates-related downstream business	24,433	22,912
Acquired Aggregates business operations	32,036	16,632
Cement	51,004	52,469
Magnesia Specialties	(5,862)	891
Corporate	(8,249)	3,574
Increase in Consolidated Gross Profit	199,407	158,403
Consolidated Gross Profit, current year	$721,767	$522,360

Production costs for the heritage aggregates product line reflect the increase in production in response to higher demand.

Internal freight costs represent freight expenses to transport materials from a producing quarry to a distribution yard. These costs in 2015 were favorably affected by lower energy prices. The increase in these costs in 2014 reflects an increase in shipments being transported via rail.

The increase in the gross profit in 2015 for acquired aggregates business operations and cement is due to a full year of ownership and the negative impact on 2014 cost of sales from writing up acquired inventory to fair value at the TXI acquisition date.

Martin Marietta  |  Page 55

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Gross profit (loss) by business is as follows:

years ended December 31
(add 000)	2015	2014	2013
Heritage:
Aggregates	$427,026	$320,979	$259,054
Asphalt	18,189	13,552	12,928
Ready Mixed Concrete	34,301	25,611	8,337
Road Paving	17,545	6,440	1,426
Total Heritage Aggregates
Business	497,061	366,582	281,745
Magnesia Specialties	78,732	84,594	83,703
Corporate	(7,729)	3,449	(1,491)
Total Heritage Consolidated	568,064	454,625	363,957
Acquisitions:
Aggregates	40,027	3,114	–
Ready Mixed Concrete	8,641	13,518	–
Cement	103,473	52,469	–
Corporate	1,562	(1,366)	–
Total Acquisitions	153,703	67,735	–
Total	$721,767	$522,360	$363,957

During 2015, gross margin for the acquired ready mix operations was negatively affected by weather. Accordingly, the Corporation shipped fewer cubic yards of ready mixed concrete than was planned for 2015. By its nature, the ready mix business has inherently higher fixed costs, namely personnel, as compared to the Aggregates business, and was unable to reduce fixed costs in response to weather-deferred shipments.

Corporate gross (loss) profit includes depreciation on capitalized interest and unallocated operational expenses excluded from the Corporation’s evaluation of business segment performance. For 2015, the amount includes the variance between the contractual rate and the spot rate for diesel fuel under the fixed-price agreement. For 2014, the amount includes the settlement of a sales tax audit.

Consolidated gross margin (excluding freight and delivery revenues) was 22.1% for 2015, a 260-basis-point improvement over 2014. Notably, each of the reportable segments of the Aggregates business as well as the Cement business increased its gross margin, led by the 780-basis-point improvement in the Southeast Group. Consolidated gross margin (excluding freight and delivery revenues) for 2014 expanded 80 basis points compared with 2013 (see sections Analysis of Aggregates Business Gross Margin on pages 58 and 59 and Transportation Exposure on pages 69 through 71).

Gross profit (loss) by reportable segment for the Aggregates business is as follows:

years ended December 31
(add 000)	2015	2014	2013
Heritage Aggregates Business:
Mid-America Group	$256,179	$216,883	$192,747
Southeast Group	34,197	10,653	(3,515)
West Group	206,685	139,046	92,513
Total Heritage Aggregates Business	497,061	366,582	281,745
Acquisitions:
Mid-America Group	407	–	–
West Group	48,261	16,632	–
Total Aggregates Business [1]	$545,729	$383,214	$281,745

1 Gross profit reflects the elimination of intersegment profit.

Gross margin (excluding freight and delivery revenues) by reportable segment is as follows:

years ended December 31	2015	2014	2013
Heritage:
Mid-America Group	30.2%	28.1%	26.8%
Southeast Group	12.0%	4.2%	(1.6%)
West Group	21.6%	15.3%	12.0%
Total Heritage Aggregates Business	23.8%	19.0%	16.4%
Magnesia Specialties	34.6%	35.8%	37.1%
Total Consolidated Heritage	24.5%	21.0%	18.7%
Acquisitions:
Mid-America Group	15.3%	–	–
West Group	8.3%	5.5%	–
Cement	28.1%	25.0%	–
Total Acquisitions	16.2%	13.2%	–
Consolidated	22.1%	19.5%	18.7%

Gross margin (excluding freight and delivery revenues) improvement for the heritage aggregates business reflects volume and pricing increases in the aggregates and ready mixed concrete product lines and the increased leverage provided by higher shipment levels.

Magnesia Specialties business’ 2015 gross margin (excluding freight and delivery revenues) was negatively affected by lower sales volumes which reduced operating leverage. The business’ 2014 gross margin (excluding freight and delivery revenues) reflects higher natural gas costs.

The 2015 gross margin (excluding freight and delivery revenues) for acquired operations increased over 2014 due to integration benefits, pricing increases and the impact of the one-time $12.1 million markup of acquired inventory to fair value at the TXI acquisition date in 2014.

Martin Marietta  |  Page 56

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Selling, General and Administrative Expenses

SG&A expenses for 2015 were 6.7% of net sales, an increase of 40 basis points, which reflects higher pension expense and the impact of net sales delayed by weather. 2014 SG&A expenses as a percentage of net sales decreased 140 basis points compared with 2013, driven by lower pension expense and the rate of growth in net sales outpacing the increase in SG&A expenses.

Acquisition-Related Expenses, Net

The Corporation incurred business development and acquisition integration costs (collectively “acquisition-related expenses, net”) as part of its strategic growth plan. In 2015, these costs were principally TXI integration costs. In 2014, acquisition-related expenses, net, were related to the consummation of the TXI transaction and also included a nonrecurring $42.7 million gain on a divestiture required by the Department of Justice as a result of the TXI acquisition.

Other Operating Expenses and (Income), Net

Among other items, other operating income and expenses, net, include gains and losses on the sale of assets; gains and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense, and gains and losses related to asset retirement obligations; and research and development costs. These net amounts represented an expense of $15.7 million in 2015 and income of $4.6 million and $4.8 million in 2014 and 2013, respectively. The net expense for 2015 reflects a $29.1 million loss on the sale of the California cement operations partially offset by a $13.1 million gain on the sale of the San Antonio asphalt operations.

Earnings from Operations

Consolidated earnings from operations were $479.4 million in 2015 compared with $314.9 million in the prior year. Excluding the loss on the sale of the California cement operations and the gain on the sale of the San Antonio asphalt operations, adjusted consolidated earnings from operations for 2015 were $495.4 million. This is a $126.7 million improvement over adjusted consolidated earnings from operations for 2014 of $368.7 million, which excludes TXI acquisition-related expenses, net, and the one-time markup of acquired inventory. Consolidated earnings from operations were $218.0 million in 2013.

Interest Expense

Interest expense of $76.3 million in 2015 increased $10.2 million over 2014, attributable to the assumed and refinanced $700 million of TXI-related debt being outstanding for a full year in 2015 versus only 6 months in 2014. Interest expense of $66.1 million in 2014 increased $12.6 million over 2013 due to the TXI-related debt.

Other Nonoperating (Income) and Expenses, Net

Other nonoperating income and expenses, net, are comprised generally of interest income, foreign currency transaction gains and losses, and net equity earnings from nonconsolidated investments. Consolidated other nonoperating income and expenses, net, was income of $10.7 million and $0.4 million in 2015 and 2014, respectively, and an expense of $0.3 million in 2013. The higher income in 2015 was primarily due to increased earnings from nonconsolidated investments.

Taxes on Income

Variances in the estimated effective income tax rates, when compared with the federal corporate tax rate of 35%, are due primarily to the statutory depletion deduction for mineral reserves, the effect of state income taxes, the domestic production deduction, the tax effect of nondeductibility of goodwill related to divestitures of businesses and the impact of foreign income or losses for which no tax benefit is recognized. Additionally, certain acquisition-related expenses have limited deductibility for income tax purposes.

The permanent benefit associated with the statutory depletion deduction for mineral reserves is typically the significant driver of the estimated effective income tax rate. The statutory depletion deduction is calculated as a percentage of sales subject to certain limitations. Due to these limitations, changes in sales volumes and pretax earnings may not proportionately affect the statutory depletion deduction and the corresponding impact on the effective income tax rate on continuing operations. However, the impact of the depletion deduction on the estimated effective tax rate is inversely affected by increases or decreases in pretax earnings.

The estimated effective income tax rates for discontinued operations reflect the tax effects of individual operations’ transactions and are not indicative of the Corporation’s overall effective income tax rate.

Martin Marietta  |  Page 57

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Corporation’s estimated effective income tax rate for continuing operations and overall for the years ended December 31 are as follows:

2015	30.2%
2014	38.1%
2013	26.8%

For 2014, the effective income tax rate for full-year 2014 was 38.1%, which is higher than the Corporation’s historical rate. The estimated effective income tax rate, excluding the TXI transaction effects, would have been 30%. The rate increase reflects the tax impact of the TXI transaction, including the limited deductibility of certain acquisition-related expenses and the nondeductibility of goodwill written off as part of the required divestiture. These factors were partially offset by the income tax benefits resulting from the exercise of converted stock awards issued to former TXI personnel.

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

In its third quarter filing on Form 10-Q, dated November 5, 2015, the Corporation estimated that it would fully utilize all of its federal net operating loss carryforwards in 2015. However, in December, the U.S. Congress extended bonus depreciation rules, allowing companies to accelerate tax depreciation deductions and thereby reduce taxable income. This reduced the estimated utilization of the net operating loss carryforwards in 2015 and resulted in a federal net operating loss carryforward balance at year end.

Net Earnings Attributable to Martin Marietta and Earnings Per Diluted Share

Net earnings attributable to Martin Marietta were $288.8 million, or $4.29 per diluted share. Excluding the loss on the sale of the California cement operations and the gain on the sale of the San Antonio asphalt operations, adjusted earnings per diluted share were $4.50. For 2014, net earnings attributable to Martin Marietta were $155.6 million, or $2.71 per diluted share. Excluding the impact of acquisition-related expenses, net, and the increase in cost of sales for acquired inventory, adjusted earnings per diluted share were $3.74, an increase of 43.3% over 2013. Net earnings attributable to Martin Marietta in 2013 were $121.3 million, or $2.61 per diluted share.

Analysis of Aggregates Business Gross Margin

Heritage Aggregates business 2015 gross margin (excluding freight and delivery revenues) reflects • a 480-basis point expansion from 2014; and • a 240-basis point negative impact from internal freight

Gross margin (excluding freight and delivery revenues) for the heritage Aggregates business for the years ended December 31 was as follows:

2015	23.8%
2014	19.0%
2013	16.4%

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

Aggregates-related downstream operations, which are included in the West Group, accounted for 33% of the Aggregates business’ net sales in 2015. Market dynamics for these operations are highly competitive. In cyclical trough periods, average selling prices for these product lines generally decline. Furthermore, aggregates-related downstream operations consume significant amounts of high-cost raw materials, namely, liquid asphalt and cement, for the production of hot mix asphalt and ready mixed concrete, respectively.

Martin Marietta  |  Page 58

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Gross margins (excluding freight and delivery revenues) for the Aggregates business’ asphalt and ready mixed concrete product lines typically range from 10% to 15% as compared with the aggregates product line gross margin (excluding freight and delivery revenues), which generally ranges from 25% to 30%. The road paving product line typically yields a gross margin (excluding freight and delivery revenues) ranging from 5% to 7%. The overall aggregates-related downstream operations’ gross margin (excluding freight and delivery revenues) was 8.9% for 2015 and 2014.

The long-haul distribution network, which includes water and rail distribution yards, continues to be a key component of the Corporation’s strategic growth plan. Most of this activity is located in areas of the Southeast and West Groups that generally lack a long-term indigenous supply of coarse aggregates but exhibit above-average growth characteristics driven by long-term population trends, including growth and density. Transportation freight costs from the production site to the distribution yards are included in the delivered price of aggregates products and reflected in the pricing structure at the distribution yards. Sales from rail and water distribution yards generally yield lower gross margins (excluding freight and delivery revenues) as compared with sales directly from quarry operations. Nonetheless, management expects that the distribution network currently in place will provide the Corporation solid growth opportunities, and gross margin (excluding freight and delivery revenues) should continue to improve, subject to the economic environment and other of the Corporation’s risk factors (see Aggregates Industry and Corporation Risks on pages 61 through 76). In 2015, 24.3 million tons of aggregates were sold from distribution yards. Results from these distribution operations reduced the Aggregates business’ gross margin (excluding freight and delivery revenues) by 240 basis points. In 2014 and 2013, the impact of internal freight on the Aggregates business’ gross margin (excluding freight and delivery revenues) was comparable.

The Aggregates business’ gross margin (excluding freight and delivery revenues) will continue to be adversely affected by lower gross margins for aggregates-related downstream operations and the long-haul distribution network. However, the Corporation expects gross margin (excluding freight and delivery revenues) for the legacy TXI ready mixed concrete product line to improve, similar to the pattern experienced at the Colorado operations acquired in 2011.

BUSINESS ENVIRONMENT

The sections on Business Environment on pages 59 through 76, and the disclosures therein, provide a synopsis of the business environment trends and risks facing the Corporation. However, no single trend or risk stands alone. The relationship between trends and risks is dynamic, and the economic climate can exacerbate this relationship. This discussion should be read in this context.

Aggregates and Cement Industries and

Corporation Trends

•  According to the U.S. Geological Survey, for the third quarter 2015, the latest available data, estimated construction aggregates consumption increased 4% and estimated cement consumption increased 3% compared with the third quarter 2014

•  Spending statistics, from 2014 to 2015, according to U.S. Census Bureau:

–  Total value of construction put in place increased 10.5%

–  Public-works construction spending increased 5.6%

–  Private nonresidential construction market spending increased 12.0%

–  Private residential construction market spending increased 12.6%

The Corporation’s principal business, the Aggregates business, as well as the Cement business, serve customers in construction aggregates-related markets. These businesses are strongly affected by activity within the construction marketplace, which is cyclical in nature. Consequently, the Corporation’s profitability is sensitive to national, regional and local economic conditions and especially to cyclical swings in construction spending. The cyclical swings in construction spending are in turn affected by fluctuations in interest rates, access to capital markets, levels of public-sector infrastructure funding, and demographic, geographic and population dynamics. Per the U.S. Census Bureau, total construction spending increased 10.5% in 2015.

The Aggregates and Cement businesses sell products principally to contractors in connection with highway and other public infrastructure projects as well as nonresidential and residential development. While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure projects has been comparatively more stable as governmental appropriations and expenditures are typically less interest rate-sensitive

Martin Marietta  |  Page 59

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

than private-sector spending. Obligation of federal funds is a leading indicator of highway construction activity in the United States. Before a state or local department of transportation can solicit bids on an eligible construction project, it enters into an agreement with the Federal Highway Administration to obligate the federal government to pay its share of the project cost. Federal obligations are subject to annual funding appropriations by Congress. Although federal funding was relatively flat in 2015, the total value of public-works spending across the United States increased, demonstrating the commitment of many states to address the underlying demand for infrastructure investment. Management believes public-works projects have historically accounted for approximately 50% of the total annual aggregates and cement consumption in the United States. Management believes exposure to fluctuations in nonresidential and residential, or private-sector, construction spending is lessened by the business’ mix of public sector-related shipments. However, due to the significant length of time without a multi-year federal highway bill (prior to the passage of FAST Act), private construction became a larger percentage of overall construction investment. Consistent with this trend, the infrastructure market accounted for approximately 42% of the Corporation’s heritage aggregates product line shipments in 2015.

The nonresidential construction market accounted for approximately 31% of the Corporation’s heritage aggregates product line shipments in 2015. According to the U.S. Census Bureau, spending for the private nonresidential construction market increased in 2015 compared with 2014. Historically, half of the Corporation’s nonresidential construction shipments have been used for office and retail projects, while the remainder has been used for heavy industrial and capacity-related projects. Heavy industrial construction activity has been supported in recent years by expansion of the energy sector, namely development of shale-based natural gas fields. However, the decline in oil prices has suppressed exploration activity. In 2015, the Corporation shipped approximately 4 million tons to the energy sector compared to approximately 7 million tons in 2014.

The Corporation’s exposure to residential construction is typically split evenly between aggregates used in the construction of subdivisions (including roads, sidewalks, and storm and sewage drainage) and aggregates used in new home construction. Therefore, the timing of new subdivision starts, as well as new home starts, equally affects residential volumes. Private residential construction spending increased 13% in 2015 compared with 2014, according to the U.S. Census Bureau.

Gross margin on shipments transported by rail and water is lower as a result of the impact of internal freight. However, as demand increases in supply-constrained areas, additional pricing opportunities, along with improved distribution costs, may improve profitability and gross margin on transported material. Further, the long-haul transportation network can diversify market risk for locations that engage in long-haul transportation of their aggregates products. Many locations serve both a local market and transport products via rail and/ or water to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other markets served by the location.

Pricing on construction projects is generally based on terms committing to the availability of specified products at a specified price during a specified period. While

Martin Marietta  |  Page 60

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

residential and nonresidential construction jobs usually are completed within one year, infrastructure contracts can require several years to complete. Therefore, changes in prices can have a lag time before taking effect while the Corporation sells aggregates products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts somewhat mitigate this effect. However, during periods of sharp or rapid increases in production costs, multi-year infrastructure contract pricing may provide only nominal pricing growth. The Corporation also implements mid-year price increases where appropriate. These mid-year price increases are typically realized over eighteen months, such that 25% of the total increase is realized in the year of announcement with the balance realized in the subsequent year.

In 2015, the average selling price for the heritage aggregates product line increased 7.3%, in line with management’s expectations. Opportunities to increase pricing will occur on a market-by-market basis. Management believes pricing will continue to strengthen in 2016, and exceed the Corporation’s 20-year annual average, 3.9%, and correlate, after consideration of a 6-to-12-month lag factor, with changes in demand. Pricing is determined locally and is affected by supply and demand characteristics of the local market.

The Aggregates and Cement businesses are subject to potential losses on customer accounts receivable in response to economic cycles. While a recessionary construction economy increases those risks, both lien rights and payment bonds help mitigate the risk of uncollectible receivables; however, the Corporation can experience delayed payments from certain of its customers, negatively affecting operating cash flows. Historically, the Corporation’s bad debt write offs have not been significant to its operating results. Further, management considers the allowance for doubtful accounts adequate as of December 31, 2015.

Management expects the overall long-term trend of consolidation of the aggregates industry to continue. The Corporation’s Board of Directors and management continue to review and monitor strategic plans. These plans include assessing business combinations and arrangements with other companies engaged in similar or complementary businesses, increasing market share in the Corporation’s strategic businesses and pursuing new opportunities related to markets that the Corporation views as attractive (see section Internal Expansion and Integration of Acquisitions on pages 71 through 72).

Aggregates Industry and Corporation Risks

General Economic Conditions

According to the Bureau of Economic Analysis, the estimated real gross domestic product (“GDP”) for the third quarter, the latest available data, increased 2.1%. Growth was primarily attributable to increases in consumer and federal government spending as well as residential and nonresidential fixed investment. The moderate increase validates the overall United States economy is sustaining the pace of its mild recovery. Employment growth in the United States, a stimulus for construction activity, is at its highest rate since 2006 which coincides with national unemployment declining from 5.6% in December 2014 to 5.0% in December 2015. Notably, according to the Bureau of Labor Statistics, the construction industry added approximately 263,000 jobs during 2015.

Public-sector construction projects are funded through a combination of federal, state and local sources (see section Federal and State Highway Transportation Funding on pages 64 through 66). The level of state public-works spending is varied across the nation and dependent upon individual state economies. In addition to federal appropriations, each state funds its infrastructure spending from specifically allocated amounts collected from various user taxes, typically gasoline taxes and vehicle fees. Based on national averages, user taxes represent the largest component of highway revenues,

Martin Marietta  |  Page 61

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

averaging 38% in fiscal year 2013, the latest available statistic. The use of general funds as a percentage of each state’s highway revenues varies, with a national average of 5% in fiscal year 2013, the latest available statistic. Therefore, state budget spending cuts typically only affect a small percentage of a state’s highway spending.

Over the past decade, states have taken on a larger role in funding infrastructure investment. Even with the passage of FAST Act, management anticipates further growth in sustained state-level funding initiatives, such as bond issues, toll roads and special-purpose taxes, as states continue to address infrastructure needs.

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

Reported by Moody’s Economy.com Inc. (“Moody’s”) in December 2015, all but seven state economies were recovering or expanding; four are at risk while three, including Alaska, are in recession.

The Aggregates business’ top five sales-generating states, namely Texas, Colorado, North Carolina, Iowa and Georgia, together accounted for 70% of its 2015 net sales by state of destination. The top ten sales-generating states, which also include South Carolina, Florida, Indiana, Louisiana and Oklahoma, together accounted for 85% of the Aggregates business’ 2015 net sales by state of destination.

Texas is one of the Corporation’s strongest aggregates markets driven by a healthy state Department of Transportation program and growing residential and nonresidential activity. According to the Census Bureau, Texas’ population grew 8.8% from 2010 to 2015, adding 2.2 million residents. Notably, Texas is the third-ranked state for job growth, while nationally Dallas-Fort Worth is the third-ranked metro area in the country, fundamentals that should further enhance construction investment. The Texas Department of Transportation continues to operate with a robust budget and let $7.4 billion of projects in fiscal 2015 and estimates letting $10 billion in fiscal 2016. Funding for highway construction comes from dedicated sources as opposed to the use of general funds. Additionally, in November 2015, voters passed Proposition 7, a constitutional amendment that will provide an additional $2.5 billion of annual funding for non-toll roads beginning in fiscal 2017 (September 1, 2016 to August 31, 2017). Further, Texas has been proactive in applying for TIFIA funding and,

Martin Marietta  |  Page 62

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

in 2014, received approval for the Grand Parkway project in Houston. Major project activity also includes the expansion of I-35 in the Dallas-Fort Worth region. Given this state’s investment pattern, infrastructure drives approximately 50% of Texas’ end use. Further, Texas leads the nation in residential construction investment, driven by growth in single-family housing units. Texas also leads the nation in nonresidential construction investment. Although lower oil prices have negatively affected shale exploration activity, growth in other sectors has more than offset the decline in shale-related aggregates shipments. Management continues to believe growth in the Texas economy is sustainable, supported by a favorable business climate, diversity of economic drivers, state construction activity, recent commitments to major, multi-year projects and weather-deferred construction demand in 2015.

The Colorado economy has a diverse base and remains strong, with job growth ranking in the top twenty nationally. The unemployment rate has declined to 3.6%, its lowest level since 2007. In the Census Bureau’s population estimate report, Colorado grew 8.1%, or added 0.4 million residents, from 2010 to 2015. The Colorado Department of Transportation budget is expected to exceed $700 million in 2016, reflecting $300 million of annual funding from the Responsible Acceleration of Maintenance and Partnerships, or RAMP, program through fiscal 2018. Additionally, reconstruction efforts from the 2013 historic flooding will continue in 2016. Furthermore, Colorado recently submitted TIFIA applications for two projects, I-470 and I-70, with a combined cost of $1.7 billion. The residential market continues to expand as developers struggle to keep pace with increased demand. In fact, the state and the Denver metro area each rank in the top ten nationally for growth in residential starts. The nonresidential market remains positive, leading to Colorado being ranked in the top fifteen states in the country. Strong ballast demand combined with a robust Colorado Front Range economy has positively affected the Corporation’s Rocky Mountain operations.

The North Carolina economy enters 2016 with a positive outlook. The state ranks sixth nationally in job growth and the Charlotte metro area ranks in the top twenty. Continued economic growth in Charlotte is expected to remain solid, driven by expansions of existing businesses and relocations from outside the region, in addition to recovery in the financial sector. The infrastructure market has shown solid growth in awards, driven in part by the TIFIA-backed I-77 high-occupancy toll (“HOT”) lanes project in Charlotte. The 26-mile expansion of I-77 is a $655 million, multi-year project that is expected to be complete in the latter part of 2018. In 2015, the North Carolina state legislature provided increased funding for transportation programs. First, the state gas tax, which was linked to the per gallon price of gasoline, was modified to decouple from that price, ultimately establishing a floor of $0.34 per gallon by midyear 2016. Prospectively, the gas tax will be adjusted based on the national Consumer Price Index and state population. Additionally, the state legislature provided an incremental $700 million of annual spending for transportation through increased various motor vehicle, registration, titling and license fees. Further, a $2.9 billion bond referendum, to help fund infrastructure repairs and expansions across the state, will be on the ballot for voters in March 2016. The state’s residential market ranks in the top-ten states, driven by growth in single-family housing units. The nonresidential market ranks in the top twenty nationally.

The economy of Iowa, one of the Corporation’s most stable markets over the past five years, is highly dependent on agriculture and related manufacturing industries and continues to show signs of steady expansion. Iowa is the largest corn and pork-producing state in the nation, and the Corporation’s agricultural lime volumes are dependent on, among other things, weather, demand for agricultural commodities, including corn and soybeans, commodity prices, farm and land values as well as funding from the Agricultural Act of 2014, the five-year domestic farm bill signed into law on February 7, 2014. The state is also attractive for companies to expand operations in Iowa due to enticing tax incentives offered by the state. To that effect, Google, Microsoft and Facebook have each announced plans to expand facilities in Iowa. Consistent with these events, the state’s seasonally-adjusted unemployment rate of 3.4% remains one of the lowest in the country. The state Department of Transportation budget is financed with federal funds and dedicated highway-user tax revenues; no state general fund revenue is used. State funding will benefit from a $0.10 increase in the gas tax, approved in 2015, and is expected to provide $215 million annually. Notable impact is expected beginning in 2016. The Iowa Transportation Commission’s Five-Year Highway Program forecasts $3.2 billion to be

Martin Marietta  |  Page 63

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

available for highway right-of-way and construction investments for the period 2016 through 2020. Of this, more than $1.3 billion is targeted for modernizing Iowa’s existing highway system and enhancing highway safety. The nonresidential construction market is expected to benefit as MidAmerican Energy, Iowa’s largest energy company, plans to construct approximately 250 additional wind turbines in 2016.

Georgia’s economy was more severely affected by the Great Recession compared with the nation as a whole. However, recovery has continued in 2015 as evidenced by Georgia ranking in the top-five states and Atlanta ranking as the fourth metro area for job growth. The infrastructure construction market is expanding and will significantly benefit from the passage of a gas tax increase and other funding mechanisms that will add approximately $1 billion to the state’s annual construction budget, essentially doubling the budget. State highway funding sources include motor fuel taxes, special fuel taxes, state bonds and state gas taxes. Additionally, the Transportation Special-Purpose Local-Option Sales Tax (“T-SPLOST”) program is starting to provide benefit in the southern part of the state. In January 2016, Governor Nathan Deal announced a comprehensive infrastructure maintenance plan, which includes a $2.2 billion 18-month project list, and a longer term 10-year plan, representing more than $10 billion in investment. Some elements of the Governor’s plan include the addition of toll lanes along the I-285 loop in Atlanta, interchange upgrades for I-20 and I-285 and additional capacity of metro sections of I-75, I-85 and GA 400. Driven in part by economic recovery, the state’s port activity reported record cargo volumes in 2015, and the capital budget for the state’s ports is $142 million in 2016. NCR Corporation recently announced its plans to construct a 22-story global headquarters, which will complement the presence of American Telephone & Telegraph, Southern Company and The Home Depot. In addition, Georgia Tech announced its intent to build a $300 million High Performance Computing Center. Other corporations expanding into Georgia include CareerBuilder, Amazon and Salesforce. Georgia ranks in the top ten in residential construction investment, with notable strength in the Atlanta market.

Top 10 Revenue- Generating States of Aggregates Business	Percent Change in Population 2011 to 2015	Population Rank July 1, 2015
Texas	7.1%	2
Colorado	6.6%	22
North Carolina	4.1%	9
Iowa	1.9%	30
Georgia	4.1%	8
South Carolina	4.8%	23
Florida	6.1%	3
Indiana	1.6%	16
Louisiana	2.1%	25
Oklahoma	3.3%	28

Source: U.S. Census Bureau, Population Estimates Division

Federal and State Highway

Transportation Funding

•  Passage of Fixing America’s Surface Transportation Act (“FAST Act”), a five-year, $305 billion federal highway bill

•  Incremental funding dollars supported by TIFIA exceed $30 billion over the next few years

The federal highway bill provides annual funding for public-sector highway construction projects. Following 36 shorter-term extensions since Moving Ahead for Progress in the 21st Century (“MAP-21”) expired, a new five-year federal highway bill, FAST Act, was signed into law in December 2015. FAST Act will reauthorize federal highway and public transportation programs and stabilize the Highway Trust Fund. $207.4 billion of the funding will be apportioned to the states by formula, with a 5.1% increase over actual fiscal year 2015 apportionments in 2016 and then inflationary increases in subsequent years. Meaningful impact from FAST Act is not expected before the second half of 2016.

FAST Act retains the programs supported under MAP-21, but with some changes. Specifically, TIFIA, a U.S. Department of Transportation alternative funding mechanism, which under

Martin Marietta  |  Page 64

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

MAP-21 provided three types of federal credit assistance for nationally or regionally significant surface transportation projects, will now allow more diversification of projects. TIFIA is designed to fill market gaps and leverage substantial private co-investment by providing projects with supplemental or subordinate debt which is not subject to national debt ceiling challenges or sequestration. Since 2012, TIFIA has provided credit assistance to over 30 projects representing over $49 billion in infrastructure investment. Under FAST Act, TIFIA annual funding will range from $275 million to $300 million, and will no longer require the 20% matching funds from state departments of transportation. Consequently, states can advance construction projects immediately with potentially zero upfront outlay of local state department of transportation dollars. TIFIA requires projects to have a revenue source to pay back the credit assistance within a 30-to-40 year period. Moreover, TIFIA funds may represent up to 49% of total eligible project costs for a TIFIA-secured loan and 33% for a TIFIA standby line of credit. Therefore, the TIFIA program has the ability to significantly leverage construction dollars. Each dollar of federal funds can provide up to $10 in TIFIA credit assistance and support up to $30 in transportation infrastructure investment. Private investment in transportation projects funded through the TIFIA program is particularly attractive, in part due to the subordination of public investment to private. Management believes TIFIA could provide a substantial boost for state department of transportation construction programs well above what is currently budgeted. As of January 2016, TIFIA funded projects for the Corporation’s key states exceeded $12 billion.

The federal highway bill provides spending authorizations, which represent the maximum financial obligation that will result from the immediate or future outlays of federal funds for highway and transit programs. The federal government’s surface transportation programs are financed mostly through the receipts of highway user taxes placed in the Highway Trust Fund, which is divided into the Highway Account and the Mass Transit Account. Revenues credited to the Highway Trust Fund are primarily derived from a federal gas tax, a federal tax on certain other motor fuels and interest on the accounts’ accumulated balances. MAP-21 extended federal motor fuel taxes through September 30, 2016 and truck excise taxes through September 30, 2017. Of the currently imposed federal gas tax of $0.184 per gallon, which has been static since 1993, $0.15 is allocated to the Highway Account of the Highway Trust Fund.

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

With the exception of TIFIA projects, in order to receive federal funds for highways, states are required to match funds at a predetermined rate. Matching levels vary depending on the type of project. If a state is unable to match its allocated federal funds, funding is forfeited. Any forfeitures are reallocated to states providing the appropriate matching funds. While states rarely forfeit federal highway funds, the possibility of forfeiture increases when states struggle to balance budgets and face declining tax revenues.

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

The need for surface transportation improvements significantly outpaces the amount of funding available. A significant number of roads, highways and bridges, built following the establishment of the Interstate Highway System in 1956, are now in need of significant repair or reconstruction. According to The Road Information Program (“TRIP”), a national transportation research group, vehicle travel on United States highways increased 38% from 1990 to 2012, while new lane road mileage increased only 4% over the same period. TRIP also reports that 14% of the nation’s major roads are in poor condition and 25% of the nation’s bridges are structurally deficient or functionally obsolete. Currently, the Federal Highway Administration estimates that $170 billion is needed in annual capital investment through 2028 to significantly improve the current conditions and performance of the nation’s highways. During fiscal 2013, the latest data available from the Office of Highway Policy Information, $160.1 billion was spent for surface transportation projects by state governments.

Other Public-Sector Construction Exposure

In addition to highways and bridges, transportation infrastructure includes aviation, mass transit, and ports and waterways. Public-sector construction related to these forms of transportation infrastructure can be aggregates intensive.

The Federal Aviation Administration Modernization and Reform Act of 2012 (“FAA Act”) is a four-year bill that provided federal funding for airport improvements throughout the United States at $3.35 billion per year. Initially set to expire September 2015, the provisions were extended through March 2016. According to ARTBA, total spending for airport runways and terminals was $12.9 billion during 2015 and is forecasted to increase to $14.3 billion in 2016.

Construction spending for mass transit projects, which include subways, light rail and railroads, was $21.3 billion in 2015, according to ARTBA, and is expected to remain relatively flat in 2016. Railroad construction continues to benefit from economic growth and energy-sector shipments, which generate needs for additional maintenance and improvements. According to ARTBA, subway and light rail work is expected to decline slightly in 2016 with growth resuming in 2017 as the economy continues to grow and federal investments become more stable. Heavy rail investment, largely driven by Class I railroads, is forecasted to be flat in 2016 compared to 2015, principally resulting from declining coal shipments. One of the Corporation’s top-ten customers in 2015 was a Class I railroad.

Port and waterway construction spending was $2.3 billion in 2015 and is forecasted to be flat in 2016.

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

Excessive rainfall, and conversely excessive drought, can also jeopardize production, shipments and profitability in all markets served by the Corporation. 2015 was a year of extreme temperature and precipitation. Every state’s average temperature for the year was above its historical average, which would typically aid construction activity during seasonally colder months;

Martin Marietta  |  Page 66

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

however, excessive rainfall precluded shipments and production. According to NOAA, May 2015 was the wettest month on record for the contiguous United States. Texas, the Corporation’s largest revenue-generating state, and Oklahoma each experienced a record year for precipitation in 2015 and became drought free for the first time since 2010. South Carolina experienced a significant amount of rain which flooded the Corporation’s North Columbia quarry. Further, Colorado, Iowa, North Carolina and Georgia, each experienced near-record levels of rainfall during the year. These weather events reduced the Corporation’s overall profitability in 2015, creating a backlog of construction activity expected to be completed in 2016.

The Corporation’s operations in coastal areas are at risk for hurricane activity, most notably in August, September and October.

Cost Structure

•  Top 7 cost categories represent 90% of the Aggregates business’ direct production costs

•  Top 4 cost categories for the Cement business represent 69% of direct production costs

•  Underabsorption of fixed costs due to operating    below capacity

•  Health and welfare costs increased 3% per year over past ten years compared with national average of 7% over same period; Corporation’s costs expected to increase 9% to 10% in 2016

•  Pension expense increased from $17.9 million in 2014 to $37.3 million in 2015; pension costs expected to approximate $31.4 million in 2016 (2014 and 2015 amounts exclude nonrecurring termination benefits related to the acquisition of TXI)

Direct production costs for the Aggregates business are components of cost of sales incurred at the quarries, distribution yards, and asphalt and ready mixed concrete plants. These costs exclude resale materials, freight expenses to transport materials from a producing quarry to a distribution yard and production overhead.

Generally, the top seven categories of direct production costs for the Aggregates business are (1) labor and related benefits; (2) energy; (3) raw materials; (4) depreciation, depletion and amortization; (5) repairs and maintenance; (6) supplies; and (7) contract services. In 2015, these categories represented 90% of the Aggregates business’ direct production costs.

Fixed costs are expenses that do not vary based on production or sales volume. Management estimates that, under normal operating capacity, 40% of the Aggregates business’ cost of sales is fixed, another 30% is semi-fixed and 30% is variable in nature. Accordingly, the Corporation’s operating leverage can be substantial. Variable costs are expenses that fluctuate with the level of production volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, diesel, supplies, repairs and freight costs also increase in connection with higher production volumes.

Generally, when the Corporation invests capital to replace facilities and equipment, increased capacity and productivity, along with reduced repair costs, can offset increased fixed depreciation costs. However, when aggregates demand weakens, increased productivity and related efficiencies may not be fully realized, resulting in underabsorption of fixed costs. Further, the Aggregates business continues to operate at a level significantly below capacity, thereby, restricting the Corporation’s ability to capitalize $75.1 million and $76.2 million of costs at December 31, 2015 and 2014, respectively, which could have been inventoried if operating at capacity.

Diesel fuel, which averaged $2.05 per gallon in 2015 and $3.02 per gallon in 2014, represents the single largest component of energy costs for the Aggregates business. Beginning the third quarter of 2015, the Corporation entered into a fixed-price fuel agreement for approximately 40% of its diesel fuel requirements. The agreement continues into December 2016 with a fixed rate of $2.20 per gallon. Changes in energy

Martin Marietta | Page 67

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

costs also affect the prices that the Corporation pays for supplies, including explosives, conveyor belting and tires. Further, the Corporation’s contracts of affreightment for shipping aggregates on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Corporation if the price of fuel moves outside a contractual range.

Similar to the Magnesia Specialties business, the Corporation’s Cement business is a capital-intensive operation with high fixed costs to run plants that operate all day, every day, with the exception of maintenance shut downs. The top cost in cement manufacturing is energy, which represented 26% of direct production costs in 2015. Depreciation and labor followed with 17% and 15% of 2015 direct production costs, respectively.

The Corporation also consumes natural gas, coal and petroleum coke in the Magnesia Specialties manufacturing processes. During 2015, the Corporation’s average cost per MCF (thousand cubic feet) for natural gas decreased 28% from 2014. The Corporation has fixed price agreements for 100% of its 2016 coal needs.

The Corporation’s aggregates-related downstream business requires the intersegment use of both internally produced and purchased products as raw materials. Liquid asphalt and cement are key raw materials in the production of hot mix asphalt and ready mixed concrete, respectively. Fluctuations in prices for purchased raw materials directly affect the Corporation’s operating results.

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

Rising health care costs have affected total labor costs in recent years and are expected to continue to increase. Over the past ten years, national health care costs have increased 7% on average. The Corporation has experienced health care cost increases averaging 3% per year over the same period, driven in large part by favorable claims experience and design changes made to its health care plans, such as employee surcharges. In 2015, the Corporation’s health and welfare costs per employee increased 17%, driven primarily by adverse claims experience, largely due to increases in high-cost claimants and specialty pharmacy usage. For 2016, health and welfare costs are expected to increase 9% to 10%, slightly above general marketplace trends.

Martin Marietta  |  Page 68

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

A higher discount rate is expected to decrease the Corporation’s pension expense from $37.3 million in 2015 to an estimated $31.4 million in 2016, excluding termination benefits related to the acquisition of TXI (see section Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions on pages 81 through 83).

The impact of current inflation on the Corporation’s businesses has been less significant due to moderate inflation rates. Historically, the Corporation has achieved pricing growth in periods of inflation based on its ability to increase its selling prices in a normal economic environment.

Consolidated SG&A costs increased $50.0 million in 2015 compared with 2014. The increase reflects a full year of ownership of TXI operations and increased pension expenses and incentive compensation expense, which is directly tied to individual and company performance during the year. As a percentage of net sales, SG&A expenses increased 40 basis points to 6.7%.

Shortfalls in federal, state and local revenues may result in increases in income taxes and other taxes. Federal and state governments may also increase tax rates or eliminate deductions in response to the federal deficit. The Corporation derives a significant tax benefit from the federal depletion deduction (see section Critical Accounting Policies and Estimates – Estimated Effective Income Tax Rate on pages 83 and 84).

Transportation Exposure

The U.S. Department of the Interior’s geological map of the United States shows the possible sources of indigenous surface rock and illustrates its limited supply in the coastal areas of the United States from Virginia to Texas.

With population migration into the southeastern and southwestern United States, local crushed stone supplies must be supplemented, or in most cases wholly supplied, from inland and offshore quarries. Further, certain interior United States markets may experience limited resources of construction material resulting from increasingly restrictive zoning and permitting laws and regulations. The Corporation’s strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. Accordingly, aggregates shipments are moved by rail or water through the Corporation’s long-haul distribution network. In 1994, the Corporation had seven distribution yards. At December 31, 2015, the Corporation had 70 distribution yards. The Corporation’s rail network serves its Texas, Florida and Gulf Coast markets. The Corporation’s Bahamas and Nova Scotia locations transport materials via oceangoing ships. The Corporation is currently focusing a portion of its capital spending program on key distribution yards in the southeastern United States.

Martin Marietta | Page 69

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

As the Corporation moves aggregates by rail and water, internal freight costs reduce profit margins when compared with aggregates moved by truck. The Corporation administers freight costs principally in three ways:

Option 1:	The customer supplies transportation.
Option 2:

The Corporation directly ships aggregates products from a production location to a customer by arranging for a third-party carrier to deliver aggregates and then charging the freight costs to the customer. These freight and delivery revenues and costs are separately presented in the consolidated statements of earnings. Such revenues and costs for the Aggregates business were $232.7 million, $245.6 million and $192.8 million in 2015, 2014 and 2013, respectively, and account for a substantial majority of all such costs.

Option 3:

The Corporation transports aggregates, either by rail or water, from a production location to a distribution yard at which the selling price includes the associated internal freight cost. These freight costs are included in the Aggregates business’ cost of sales and were $208.9 million, $185.2 million and $136.8 million for 2015, 2014 and 2013, respectively. Transportation costs from the distribution yard to the customer are accounted for as described above in options 1 or 2, as applicable.

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

In 1994, 93% of the Corporation’s aggregates shipments were moved by truck and the remainder by rail. In contrast, the originating mode of transportation for the Corporation’s aggregates product line shipments in 2015 was 75% by truck, 21% by rail and 4% by water. The 2015 allocation for cement shipments was 97% by truck and 3% by rail (see section Analysis of Aggregates Business Gross Margin on pages 58 and 59).

The Corporation’s increased dependence on rail shipments has made it more vulnerable to railroad performance issues, including track congestion, crew and locomotive power availability, the effects of adverse weather conditions and the ability to renegotiate favorable railroad shipping contracts. Further, in response to these issues, rail transportation providers have focused on increasing the number of cars per unit train under transportation contracts and are generally requiring customers, through the freight rate structure, to accommodate larger unit train movements. A unit train is a freight train moving large tonnages of a single bulk product between two points without intermediate yarding and switching. Rail availability is seasonal and can impact aggregates shipments depending on other competing movements.

Generally, the Corporation does not buy railcars, or ships, but instead supports its long-haul distribution network with leases and contracts of affreightment. However, the limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services.

Martin Marietta  |  Page 70

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The waterborne distribution network increases the Corporation’s exposure to certain risks, including, among other items, meeting minimum tonnage requirements of shipping contracts, demurrage costs, fuel costs, ship availability and weather disruptions. The Corporation’s waterborne transportation is predominately via oceangoing vessels. The Corporation’s average shipping distances from its Bahamas and Nova Scotia locations are 600 miles and 1,200 miles, respectively. Due to the majority of the shipments going to Florida, the weighted-average shipping distances are approximately 30% less than these averages. The Corporation has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. If the Corporation fails to ship the annual minimum tonnages under the agreement, it must still pay the shipping company the contractually-stated minimum amount for that year. The Corporation did not incur any such charges in 2015; however, a charge is possible in 2016 if shipment volumes do not meet the contractually-stated minimums. The Corporation’s contracts of affreightment have varying expiration dates ranging from 2016 to 2027 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration or that terms will continue without significant increases.

Management expects the multiple transportation modes that have been developed with various rail carriers and deep-water ships will provide the Corporation with the flexibility to effectively serve customers in the Southwest and Southeast coastal markets.

Internal Expansion and Integration of Acquisitions

The Corporation’s capital expansion, acquisition and greensite programs are designed to take advantage of construction market growth through investment in both permanent and portable facilities at the Corporation’s quarry operations. Over an economic cycle, the Corporation will typically invest, on average, organic capital at an annual level that approximates depreciation expense. At mid-cycle and through cyclical peaks, organic capital investment typically exceeds depreciation expense, as the Corporation supports current capacity needs and invests for future capacity growth. Conversely, at a cyclical trough, the Corporation can reduce levels of capital investment. Regardless of cycle, the Corporation sets a priority of investing capital to ensure safe, efficient and environmentally-sound operations, provide the highest quality of customer service and establish a foundation for future growth.

The Corporation’s Medina Rock and Rail (“Medina”) capital project, with a total cost of $160 million, is the largest capital expansion project in its history. The project, located near San Antonio, consists of a rail-connected limestone aggregates processing facility which will begin shipping approximately six million tons in 2016 and have the future capability of producing in excess of 10 million tons per year. Land acquisition was completed over several years as part of ongoing capital expenditures and construction began in 2013. The rail-connected quarry became operational in January 2016.

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

Martin Marietta  |  Page 71

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

A long-term capital focus for the Corporation, primarily in the midwestern United States due to the nature of its indigenous aggregates supply, is underground limestone aggregates mines, which provide a more neighbor-friendly alternative to surface quarries. The Corporation operates 14 active underground mines, located primarily in the Mid-America Group, and is the largest operator of underground aggregates mines in the United States. Production costs are generally higher at underground mines than surface quarries since the depth of the aggregates deposits and access to the reserves result in higher development, explosives and depreciation costs. However, these locations often possess transportation advantages that can lead to value-added, higher average selling prices than more distant surface quarries.

On average, the Corporation’s aggregates reserves exceed 60 years based on normalized production levels and 100 years at current production rates.

During 2009 through 2013, and in response to the Great Recession, the Corporation set a priority of preserving capital while maintaining safe, environmentally-sound operations. Capital investment in excess of depreciation expense in previous years allowed the Corporation to reduce capital spending during the trough period of the construction cycle without compromising the Corporation’s commitment to safety, the environment, customer service and future growth. The Corporation has continued to opportunistically acquire land with long-term mineral reserves to expand its aggregates reserve base through the cyclical trough.

The Corporation has a successful history of business combinations and integration of these businesses into its heritage operations. The Corporation completed the integration of TXI operations, acquired on July 1, 2014, as of June 30, 2015. In addition, during 2015, the Corporation completed three smaller acquisitions, which included three aggregates operations and related assets.

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

As is the case with other companies in the cement industry, the Corporation’s cement operations produce varying quantities of cement kiln dust (“CKD”). This production by-product consists of fine-grained, solid, highly alkaline material removed from cement kiln exhaust gas by air pollution control devices. Because much of the CKD is actually unreacted raw materials, it is generally permissible to recycle the CKD back into the production process, and large amounts are often treated in such manner. CKD that is not returned to the production process is disposed in landfills. CKD is currently exempt from federal hazardous waste regulations under Subtitle C of the Resource Conservation and Recovery Act (“RCRA”).

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States’ national air pollution control program that granted the Environmental Protection Agency (“EPA”) authority to set limits on the level of various air pollutants. To be in compliance with National Ambient Air Quality Standards (“NAAQS”), a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or otherwise face fines or control by the EPA. Included as nonattainment areas are several major metropolitan areas in the Corporation’s markets, such as Houston/Brazoria/Galveston, Texas; Dallas-Fort Worth, Texas; Charlotte/Gastonia, North Carolina; Denver, Colorado; Boulder, Colorado; Fort Collins/Greeley/Loveland, Colorado; Council Bluffs, Iowa; Atlanta, Georgia; Macon, Georgia; Rock Hill, South Carolina; Indianapolis, Indiana; and Crittenden County, Arkansas. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

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

Environmental operating permits are, or may be, required for certain of the Corporation’s operations; such permits are subject to modification, renewal and revocation. New permits are generally required for opening new sites or for expansion at existing operations and can take several years to obtain. In the area of land use, rezoning and special-purpose permits are increasingly difficult to obtain. Once a permit is issued, the location is required to generally operate in accordance with the approved site plan.

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

Cement Segment

The Corporation’s Cement segment includes a leading position in the Texas cement markets (two plants). These plants produce Portland and specialty cements with a combined annual capacity of 4.5 million tons, as well as a current permit that provides an 800,000-ton-expansion opportunity at the Midlothian plant, near Dallas-Fort Worth. The Cement segment generated net sales of $367.6 million and gross profit of $103.5 million. Of 4.6 million tons shipped during 2015, inclusive of 1.1 million tons shipped from the California cement operations prior to its divestiture, 0.9 million tons were used in the Corporation’s ready mixed concrete product line. The average selling price per ton of cement in 2015 was $98.35, an 8.2% increase over prior year. This pricing strength is a result of price increases and the expiration of legacy TXI contracts, priced well below the current market.

The Cement segment is benefitting from continued strength in the Texas markets, where current demand exceeds local supply, a trend that is expected to continue for the near

Martin Marietta  |  Page 73

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

future. The Texas plants are collectively operating on average around 70% utilization. The PCA is forecasting 2016 cement consumption in Texas to expand by 2.5% over 2015, and projects that consumption will continue to grow annually between 5% and 6% in 2017 through 2019.

The cement plants are subject to periodic maintenance which requires shutting the plant down. Shutdown costs due to these outages may accumulate to significant costs. For 2016, planned shutdown costs are estimated to total $23 million, where spending is estimated to be $6 million, $4 million, $2 million and $11 million for the first, second, third and fourth quarters, respectively. For comparative purposes, shutdown costs at the Texas cement plants were $3 million, $4 million, $3 million and $9 million for the first, second, third and fourth quarters, respectively.

Magnesia Specialties Segment

Through its Magnesia Specialties segment, the Corporation manufactures and markets magnesia-based chemicals products for industrial, agricultural and environmental applications and dolomitic lime for use primarily in the steel industry. In 2015, 67% of Magnesia Specialties’ net sales were attributable to chemicals products, 32% were attributable to lime and 1% was attributable to stone.

In 2015, 80% of the lime produced was sold to third-party customers, while the remaining 20% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, 42% of Magnesia Specialties’ 2015 net sales related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry. These trends are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. The dolomitic lime business runs most profitably at 70% or greater steel capacity utilization; domestic capacity utilization averaged 70% in 2015, according to the American Iron and Steel Institute. Average steel production in 2015 declined 9% versus 2014 and the 2016 forecast is an increase of 2% over 2015.

Of Magnesia Specialties’ 2015 net sales, 14% came from foreign jurisdictions, including Canada, Mexico, Europe, South America and the Pacific Rim. As a result of foreign market sales, financial results could be affected by foreign currency exchange rates, increasing transportation costs or weak economic conditions in the foreign markets. To mitigate the short-term effect of currency exchange rates, the United States dollar is used as the functional currency in foreign transactions. However, the current strength of the United States dollar in foreign markets is affecting the overall price of Magnesia Specialties’ products when compared to foreign-domiciled competitors.

Given high fixed costs, low capacity utilization can negatively affect the segment’s results of operations. Further, the production of certain magnesia chemical products and lime products requires natural gas, coal and petroleum coke to fuel kilns. Price fluctuations of these fuels affect the segment’s profitability.

The Magnesia Specialties business is highly dependent on rail transportation, particularly for movement of dolomitic lime from Woodville to Manistee and direct customer shipments of dolomitic lime and magnesia chemicals products from both Woodville and Manistee. The segment can be affected by the risks outlined in Transportation Exposure on pages 69 through 71. All of Magnesia Specialties’ hourly workforce belongs to a labor union. Union contracts cover hourly employees at the Manistee, Michigan magnesia-based chemicals plant and the Woodville, Ohio lime plant. The labor contract for the Woodville and Manistee locations expire in May 2018 and August 2019, respectively.

Martin Marietta  |  Page 74

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Management expects future organic growth to result from increased pricing, rationalization of the current product portfolio and/or further cost reductions. In the current operating environment where steel utilization is at levels close to or below 70% and the strength of the United States dollar pressures product competitiveness in international markets, any unplanned change in costs or customers introduces volatility to the earnings of the Magnesia Specialties segment.

Current Market Environment and Related Risks

Management has considered the current economic environment and its potential impact to the Corporation’s business. With the extensions of MAP-21 and the temporary solvency of the Highway Trust Fund coupled with state initiatives to secure alternative funding sources, demand for aggregates products in the infrastructure construction market showed improvement in 2015. With the passage of FAST Act in December 2015, the infrastructure market should have increased activity in 2016 and beyond. With most states in recovery or expansion, the sustained decline in energy costs may be the catalyst in certain markets to boost construction. Conversely, markets heavily dependent on the energy sector, namely Oklahoma and West Virginia, may move into a depression-like economic cycle with the decrease in oil production.

As aforementioned, declining steel utilization and United States dollar strength could adversely affect Magnesia Specialties’ operating results. While a recessionary construction economy can increase collectability risks related to receivables, lien rights and payment bonds posted by some of the Corporation’s customers help mitigate the risk of uncollectible accounts. The Corporation can experience a delay in payments from certain of its customers during the construction downturn, negatively affecting operating cash flows. Further, market performance and its impact on pension asset values may require increased cash contributions to the Corporation’s plans in subsequent years. A higher discount rate is expected to decrease the Corporation’s pension expense in 2016.

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

Internal Control and Accounting and Reporting Risk

Management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2015. Furthermore, the Corporation’s independent registered public accounting firm issued an unqualified opinion on the effectiveness of the Corporation’s internal controls as of December 31, 2015. A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, on the reliability of a company’s financial reporting and the process for preparing and fairly presenting financial statements in accordance with GAAP. Further, a system of internal control over financial reporting, by its nature, should be dynamic and responsive to the changing risks of the underlying business. Changes in the system of internal control over financial reporting could increase the risk of occurrence of a significant deficiency or material weakness. The Sarbanes-Oxley Act of 2002, and other related rules and regulations, have increased the scope, complexity and cost of corporate governance. As reports from the Public Company Accounting Oversight Board’s (“PCAOB”) inspections of public accounting firms continue to outline findings and recommendations, the Corporation’s efforts and costs to respond may continue to increase.

Martin Marietta  |  Page 75

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Accounting rulemaking, which may come in the form of updates to the Accounting Standards Codification and speeches by various rule-making bodies, has become increasingly complex and generally requires significant estimates and assumptions in its interpretation and application. Further, accounting principles generally accepted in the United States continue to be reviewed, updated and subject to change by various rule-making bodies, including the Financial Accounting Standards Board (the “FASB”) and SEC (section Critical Accounting Policies and Estimates on pages 78 through 86).

The FASB and the International Accounting Standards Board continue to work on several joint projects designed to improve both accounting standards under United States generally accepted accounting principles (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”), and ultimately make these standards comparable. Through these projects, the boards intend to improve financial reporting information for investors while also aligning U.S. and international accounting standards. Proposed accounting changes are being issued one topic at a time and include lease accounting. The impact of potential changes could be material to the Corporation’s consolidated financial statements.

The SEC has yet to make a decision whether to incorporate IFRS into the United States financial reporting system. To date, the SEC has received strong support for retaining U.S. GAAP as the statutory basis for U.S. financial reporting and for a gradual transition incorporating international accounting standards into U.S. GAAP.

For additional discussion on risks, see the Risk Factors section in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2015.

FULL-YEAR 2016 OUTLOOK

Based on current forecasts and indications of activity, the Corporation has a positive outlook for its businesses in 2016. Aggregates product line pricing is expected to increase from 6% to 8%. Volume growth is expected to continue with an increase of 5% to 7%. These gains in aggregates coupled with pricing improvements across the downstream and cement businesses, together with effective cost management and strategic growth initiatives, are expected to drive increased earnings for the year. The Corporation also expects positive trends in its business and markets, notably:

•	Nonresidential construction is expected to increase in both the heavy industrial and commercial sectors. The Dodge Momentum Index is near its highest level since 2009 and signals continued growth.
•

Energy-related economic activity, including follow-on public and private construction activities in primary markets, will be mixed with overall strength in downstream activity more than offsetting the decline in shale-related volumes.

•

Residential construction is expected to continue to grow, driven by positive employment gains, historically low levels of construction activity over the previous several years, low mortgage rates, significant lot absorption and higher multi-family rental rates.

•

For the public sector, modest growth is expected in 2016 as new monies begin to flow into the system, particularly in the second half of the year. Additionally, state initiatives to finance infrastructure projects, including support from TIFIA, are expected to grow and continue to play an expanded role in public-sector activity.

Based on these trends and expectations, the Corporation anticipates the following for full-year 2016:

•	Aggregates end-use markets compared to 2015 levels are as follows:
-	Infrastructure market to increase mid-single digits.
-	Nonresidential market to increase in the high-single digits.
-	Residential market to experience a double-digit increase.
-	ChemRock/Rail market to remain relatively flat to down modestly.

Martin Marietta  |  Page 76

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

2016 GUIDANCE

(dollars and tons in millions, except per ton)

	Low	High
Consolidated Results
Consolidated net sales	$3,500	$3,700
Consolidated gross profit	$875	$925

SG&A	$220	$220
Interest expense	$80	$80
Estimated tax rate (excluding discrete events)	30%	30%
Capital Expenditures	$350	$350

EBITDA	$930	$980

Aggregates Product Line
Volume (total tons)[1]	164.0	167.0
% growth[1]	5%	7%

Volume (external tons)	154.5	157.5
% growth	5%	7%
Average selling price per ton	$12.75	$13.00
% growth	6%	8%
Net sales	$1,950	$2,050
Gross profit	$570	$600
Direct production cost per ton shipped	$7.35	$7.50

Aggregates-related downstream operations
Net sales	$1,000	$1,100
Gross profit	$100	$105

Cement
Volume (external tons)	2.8	2.9
% growth[2]	8%	11%
Average selling price per ton	$110.00	$112.00
% growth[2]	5%	7%

Net sales	$310	$325
Gross profit	$125	$135

Magnesia Specialties
Net sales	$235	$240
Gross profit	$80	$85

1 Represents 2016 total aggregates volumes, which includes approximately 9.5 million internal tons. Volume growth ranges are in comparison to total volumes of 156.4 million tons as reported for the full year 2015, which includes 9.2 million internal tons.

2 2016 cement volume and price growth ranges are provided for Texas cement. The 2015 comparable excludes the sales of $98 million and volumes of 1.1 million tons related to the California cement operations which were sold in the third quarter of 2015.

Risks To Outlook

The 2016 outlook includes management’s assessment of the likelihood of certain risks and uncertainties that will affect performance, including but not limited to: both price and volume, and a recurrence of widespread decline in aggregates volume negatively affecting aggregates price; the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; a significant change in the funding patterns for traditional federal, state and/or local infrastructure projects; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases; a decline in nonresidential construction; a further decline in energy-related drilling activity resulting from a sustained period of low global oil prices or changes in oil production patterns in response to this decline and certain regulatory or other economic factors; a slowdown in the residential construction recovery, or some combination thereof; a reduction in economic activity in the Corporation’s Midwest states resulting from reduced funding levels provided by the Agricultural Act of 2014 and a reduction in capital investment by the railroads; an increase in the cost of compliance with governmental laws and regulations; unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/ or significant disruption to cement production facilities; and the possibility that certain expected synergies and operating efficiencies in connection with the TXI acquisition are not realized within the expected time-frames or at all. Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability. If these negatively affect transportation budgets more than in the past, construction spending could be reduced. Cement is subject to cyclical supply and demand and price fluctuations. Any unplanned changes in costs or realignment of customers in the Magnesia Specialties’ business introduce volatility to the earnings of this segment. Further, Magnesia Specialties earnings can be negatively impacted by declining steel utilization and the United States dollar’s strength in the segment’s international markets.

The Corporation’s principal business serves customers in aggregates-related construction markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects,

Martin Marietta  |  Page 77

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

help to mitigate the risk of uncollectible receivables. The level of aggregates demand in the Corporation’s end-use markets, production levels and the management of production costs will affect the operating leverage of the Aggregates business and, therefore, profitability. Production costs in the Aggregates business are also sensitive to energy and raw material prices, both directly and indirectly. Diesel fuel and other consumables change production costs directly through consumption or indirectly by increased energy-related input costs, such as steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Corporation’s long-haul distribution network. The Cement business is also energy intensive and fluctuations in the price of coal and natural gas affects costs. The Magnesia Specialties business is sensitive to changes in domestic steel capacity utilization and the absolute price and fluctuations in the cost of natural gas.

Transportation in the Corporation’s long-haul network, particularly the supply of rail cars and locomotive power and condition of rail infrastructure to move trains, affects the Corporation’s ability to efficiently transport aggregates into certain markets, most notably Texas, Florida and the Gulf Coast. In addition, availability of rail cars and locomotives affects the Corporation’s ability to move dolomitic lime, a key raw material for magnesia chemicals, to both the Corporation’s plant in Manistee, Michigan, and customers. The availability of trucks, drivers and railcars to transport the Corporation’s products, particularly in markets experiencing high growth and increased demand, is also a risk and pressures the associated costs.

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

The Corporation’s future performance is also exposed to risks from tax changes at the federal and state levels.

For a discussion of additional risks, see Forward-Looking Statements – Safe Harbor Provisions on pages 92 and 93.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and, therefore, represents an exit price. A fair-value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. The Corporation assigns the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities

•	Level 2 – Observable inputs, other than quoted prices, for similar assets or liabilities in active markets

•	Level 3 – Unobservable inputs are used to value the asset or liability which includes the use of valuation models

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

The useful lives of amortizable intangible assets and the remaining useful lives for acquired machinery and equipment have a significant impact on earnings. The selected lives are based on the periods that the assets provide value to the Corporation subsequent to the business combination.

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

Impairment Review of Goodwill

Goodwill is required to be tested at least annually for impairment. The impairment evaluation of goodwill is a critical accounting estimate because goodwill represents 30% of the Corporation’s total assets at December 31, 2015, primarily driven by the July 2014 acquisition of TXI. The evaluation requires

Martin Marietta  |  Page 79

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

management to apply judgment and make assumptions and an impairment charge could be material to the Corporation’s financial condition and results of operations. The Corporation performs its impairment evaluation as of October 1, which represents the ongoing annual evaluation date.

The Corporation’s reporting units, which represent the level at which goodwill is tested for impairment, are based on the geographic regions of the Aggregates business. As of October 1, 2015, the reporting units for the Aggregates business were as follows:

•	Mid-Atlantic Division, which includes North Carolina, South Carolina, Maryland and Virginia;
•	Mideast Division, which includes Indiana, Kentucky, Ohio and West Virginia;

•	Midwest Division, which includes Iowa, northern Kansas, Minnesota, Missouri, eastern Nebraska and Washington;

•	Southeast Division, which includes Alabama, Florida, Georgia, Tennessee and offshore operations in the Bahamas and Nova Scotia;

•	Rocky Mountain Division, which includes Colorado, western Nebraska, Nevada, Utah and Wyoming; and

•	Southwest Division, which includes Arkansas, southern Kansas, Louisiana, Oklahoma and Texas.

Additionally, the Cement and Magnesia Specialties businesses are separate reporting units. There is no goodwill related to the Magnesia Specialties business.

Any impact on reporting units resulting from organizational changes made by management is reflected in the succeeding evaluation. Disclosures for certain of the aforementioned reporting units within the Aggregates business meet the aggregation criteria and are consolidated as reportable segments for financial reporting purposes.

Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. Goodwill is tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents Step 1 of a two-step approach. However, prior to Step 1, the Corporation may perform an optional qualitative assessment. As part of the qualitative assessment, the Corporation considers, among other things, the following events and circumstances: macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business- or reporting unit-specific events. If the Corporation concludes that it is more likely than not (i.e., a likelihood of more than 50%) that a reporting unit’s fair value is higher than its carrying value, the Corporation does not perform any further goodwill impairment testing for that reporting unit. Otherwise, it proceeds to Step 1 of its goodwill impairment analysis. The Corporation may bypass the qualitative assessment for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. When the Corporation validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period. If the reporting unit’s fair value exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a Step 1 failure and leads to a Step 2 evaluation to determine the goodwill write off. If a Step 1 failure occurs, the excess of the carrying value over the fair value does not equal the amount of the goodwill write off. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible assets, other than goodwill, similar to the purchase price allocation performed for an acquisition of a business. The remaining unallocated fair value represents the implied fair value of the goodwill. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. When performing Step 2 and allocating a reporting unit’s fair value, assets having a higher fair value compared with book value increase any possible write off of impaired goodwill.

For the 2015 annual impairment evaluation, the Corporation performed qualitative assessments for the Aggregates business reporting units. Based on the totality of drivers of fair value and relevant facts and circumstances, the Corporation determined that it is more likely than not that the fair values of each of these reporting units exceed their respective carrying amounts.

The Corporation performed a Step 1 analysis for the Cement business reporting unit in 2015. The fair value was calculated using a discounted cash flow model. Key assumptions included management’s estimates of future profitability, capital requirements, discount rate of 10.0%, and terminal growth rate of 3.5%. The fair value of the Cement business reporting unit exceeded its carrying value by 8%, or $130

Martin Marietta  |  Page 80

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

million. For sensitivity purposes, a 100-basis-point increase in the discount rate would result in the Cement business reporting unit failing the Step 1 analysis. The Cement business reporting unit had $865 million of goodwill at December 31, 2015.

Price, cost and volume changes, profitability, efficiency improvements, the discount rate and the terminal growth rate are significant assumptions in performing a Step 1 analysis. These assumptions are interdependent and have a significant impact on the results of the test.

Future profitability and capital requirements are, by their nature, estimates. Price, cost and volume assumptions were based on current forecasts, including the use of external sources, and market conditions. Capital requirements included maintenance-level needs, efficiency projects, and known capacity-increasing initiatives.

A discount rate is calculated for each reporting unit that requires a Step 1 analysis and represents its weighted average cost of capital. The calculation of the discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, small-stock premium, company-specific premium, and borrowing rate.

The terminal growth rate was based on the projected annual increase in Gross Domestic Product.

Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future goodwill impairment evaluations could be negatively affected. Further, mineral reserves, which represent underlying assets producing the reporting units’ cash flows for the Aggregates and Cement businesses, are depleting assets by their nature. The potential write off of goodwill from future evaluations represents a risk to the Corporation.

Pension Expense-Selection of Assumptions

The Corporation sponsors noncontributory defined benefit pension plans that cover substantially all employees and a Supplemental Excess Retirement Plan (“SERP”) for certain retirees (see Note J to the audited consolidated financial statements on pages 30 through 34). Annual pension expense (inclusive of SERP expense) consists of several components:

•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.

•	Interest Cost, which represents one year’s additional interest on the outstanding liability.

•	Expected Return on Assets, which represents the expected investment return on pension fund assets.

•

Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service prior to plan inception. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on assets differ from expected returns. At December 31, 2015, unrecognized actuarial loss and unrecognized prior service cost were $178.8 million and $1.0 million, respectively. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10% of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $178.8 million unrecognized actuarial loss consists of $103.3 million that is currently subject to amortization in 2016 and $75.5 million that is not subject to amortization in 2016. $11.3 million of amortization of the actuarial loss will be a component of 2016 annual pension expense.

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

•	The mortality table represents published statistics on the expected lives of people.

•	The rate of increase in future compensation levels is also a key assumption that projects the pay-related pension benefit formula and should estimate actual future compensation levels.

Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Corporation selected a hypothetical portfolio of Moody’s Aa bonds with maturities that mirror the benefit obligations to determine the discount rate. At December 31, 2015, the Corporation selected a discount rate assumption of 4.67%, a 42-basis-point increase over the prior-year assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption has the most significant impact on the annual pension expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Corporation’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase results in higher pension expense. The actual rate of increase in compensation levels in 2015 was lower than the assumed long-term rate of increase of 4.5%.

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

	Expected Return	Actual Return
(add 000)	on Pension Assets	on Pension Assets
2015	$36,385	$ (651)
2014	$32,661	$ 26,186
2013	$26,660	$ 59,882

The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the consolidated statements of earnings. Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which are amortized into annual pension expense as previously described.

The Corporation estimates the remaining lives of participants in the pension plans using a table issued by the Society of Actuaries. For 2015, the Corporation estimated the remaining lives of participants in the pension plans using the RP-2014 Mortality Table. The no-collar table was used for salaried participants and the blue-collar table, reflecting the experience of the Corporation’s participants, was used for hourly participants.

Assumptions are selected on December 31 to calculate the succeeding year’s expense. For the 2015 pension expense, assumptions selected at December 31, 2014 were as follows:

Discount rate	4.25%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	7.00%
Average remaining service period for participants	10 years
RP 2014 Mortality Table

Martin Marietta  |  Page 82

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Using these assumptions, 2015 pension expense was $39.4 million. A change in the assumptions would have had the following impact on 2015 expense:

•	A change of 25 basis points in the discount rate would have changed 2015 expense by approximately $2.6 million.
•	A change of 25 basis points in the expected long-term rate of return on assets would have changed the 2015 expense by approximately $1.2 million.

For 2016 pension expense, assumptions selected at December 31, 2015 were as follows:

Discount rate	4.67%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	7.00%
Average remaining service period for participants	10 years
RP-2014 Mortality Table

Using these assumptions, 2016 pension expense is expected to be approximately $31.4 million, excluding termination benefits related to TXI, based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2016 expected expense:

•	A change of 25 basis points in the discount rate would change the 2016 expected expense by approximately $2.8 million.

•	A change of 25 basis points in the expected long-term rate of return on assets would change the 2016 expected expense by approximately $1.3 million.

The Corporation made pension plan contributions of $53.9 million in 2015 and $172.2 million for the five-year period ended December 31, 2015. Despite these contributions, the Corporation’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $208.0 million at December 31, 2015. The Corporation’s projected benefit obligation was $754.5 million at December 31, 2015, relatively constant compared with December 31, 2014. The Corporation expects to make pension plan and SERP contributions of $29.9 million in 2016.

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

Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Corporation conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions can have a material effect on the ETR. The effect of these changes, if any, is recognized when the change is enacted.

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

The Corporation has deferred tax assets, primarily for unvested stock-based compensation awards, employee pension and postretirement benefits, valuation reserves, inventories, net operating loss carryforwards and tax credit carryforwards. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. Deferred tax assets are carried on stock options that have exercise prices in excess of the closing price of the Corporation’s common stock at December 31, 2015. If these options expire without being exercised, the deferred tax assets are written off by reducing the pool of excess tax benefits to the extent available and expensing any excess. The deferred tax assets attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes as compared with deductions for financial reporting purposes that are based on accounting standards. The reversal of these differences depends on the timing of the Corporation’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax assets attributable to valuation reserves and inventories relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. At December 31, 2015, the Corporation had federal and state net operating loss carryforwards of $33.9 million and $273.3 million, respectively, with varying expiration dates through 2035 and related state deferred tax assets of $11.4 million. The Corporation established a reserve of $8.7 million for these deferred tax assets based on the uncertainty of generating future taxable income in the respective jurisdictions during the limited period that the net operating loss carryforwards can be utilized under state statutes. The Corporation utilized total federal net operating loss carryforwards of $476.0 million in 2015. Additionally, the Corporation had domestic tax credit carryforwards of $3.2 million, for which a valuation allowance of $0.3 million was recorded at December 31, 2015, and alternative minimum tax credit carryforwards of $48.2 million.

Property, Plant and Equipment

Net property, plant and equipment represent 45% of total assets at December 31, 2015. Accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Corporation has not recognized significant losses on the disposal or retirement of fixed assets.

The Corporation evaluates aggregates reserves, including aggregates reserves used in the cement manufacturing process, in several ways, depending on the geology at a particular location and whether the location is a potential new site (greensite), an acquisition or an existing operation. Greensites require an extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 72 and 73). The depth of overburden and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Corporation’s analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties, for quality control, calculating overburden volumes and for mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.

Martin Marietta  |  Page 84

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Corporation’s objectives are to ensure that the underlying deposit meets aggregates specifications and the total reserves on site are sufficient for mining and economically recoverable. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry and depending on its use. The number and depth of the holes are determined by the size of the site and the complexity of the site-specific geology. Some geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous.

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

The Corporation’s proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Corporation’s inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Corporation has historically been successful in obtaining and maintaining appropriate zoning and permitting (see section Environmental Regulation and Litigation on pages 72 and 73).

Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach for the life of the proven and probable reserves.

Martin Marietta  |  Page 85

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Corporation uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. During 2015, depletion expense was $14.3 million.

The Corporation begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Quarry development costs are classified as land improvements.

New mining areas may be developed at existing quarries in order to access additional reserves. When this occurs, management reviews the facts and circumstances of each situation in making a determination as to the appropriateness of capitalizing or expensing the related pre-production development costs. If the additional mining location operates in a separate and distinct area of a quarry, the costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Further, a separate asset retirement obligation is created for additional mining areas when the liability is incurred. Once a new mining area enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs.

Inventory Standards

The Corporation values its finished goods inventories under the first-in, first-out methodology using standard costs. For quarries, standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or net realizable value, and adjusting, if necessary, for normal capacity levels and abnormal costs. In addition to production costs, standards for distribution yards include a freight component for the cost of transporting the inventory from a quarry to the distribution yard and materials handling costs. Preoperating start-up costs are expensed as incurred and not capitalized as part of inventory costs. In periods in which production costs, in particular energy costs, and/or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Corporation’s operating results (see section Cost Structure on pages 67 through 69).

Standard costs for the Aggregates business are updated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes.

Liquidity and Cash Flows

Operating Activities

The Corporation’s primary source of liquidity during the past three years has been cash generated from its operating activities. Operating cash flow is substantially derived from consolidated net earnings, before deducting depreciation, depletion and amortization, and offset by working capital requirements. Cash provided by operations was $573.2 million in 2015, $381.7 million in 2014, and $309.0 million in 2013. The increases in 2015 and 2014 were primarily attributable to higher earnings before depreciation, depletion and amortization expense. The 2014 increase was partially offset by $70.4 million of payments for TXI acquisition-related expenses.

Depreciation, depletion and amortization were as follows:

years ended December 31
(add 000)	2015	2014	2013
Depreciation	$232,527	$200,242	$162,638
Depletion	14,347	11,000	5,695
Amortization	16,713	11,504	5,428
Total	$263,587	$222,746	$173,761

The increase in depreciation, depletion and amortization expense in 2015 and 2014 is primarily attributable to the TXI acquisition on July 1, 2014.

Investing Activities

Net cash provided by investing activities was $88.5 million in 2015 and cash used for investing activities was $49.3 million in 2014 and $214.5 million in 2013.

Martin Marietta  |  Page 86

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Capital spending by reportable segment, excluding acquisitions, was as follows:

years ended December 31
(add 000)	2015	2014	2013
Mid-America Group	$73,255	$75,253	$81,232
Southeast Group	12,155	22,135	18,444
West Group	198,570	112,994	44,380
Total Aggregates Business	283,980	210,382	144,056
Cement	9,599	3,864	–
Magnesia Specialties	8,916	2,588	4,700
Corporate	15,737	15,349	6,477
Total	$318,232	$232,183	$155,233

Increased capital spending in 2015 and 2014 for the West Group is attributable to investments in the legacy TXI locations and the construction of the new Medina limestone quarry near San Antonio, the largest internal capital project in the Corporation’s history.

The Corporation paid cash of $43.2 million, $0.2 million and $64.5 million for acquisitions in 2015, 2014 and 2013, respectively.

Proceeds from divestitures and sales of assets include cash from the sales of surplus land and equipment and the divestitures of several Aggregates business’ operations and, in 2015, the divestiture of the California cement operations. These transactions provided pretax cash of $448.1 million in 2015, $122.0 million in 2014 and $8.6 million in 2013. Proceeds in 2014 primarily relate to the required sale of an aggregates quarry in Oklahoma and two rail yards in Texas as a result of an agreement between the Corporation and the U.S. Department of Justice as part of its review of the TXI business combination.

In 2013, the Corporation loaned $3.4 million to an unconsolidated affiliate. The loan was repaid in full in 2015.

Financing Activities

The Corporation used $601.9 million, $266.1 million and $77.4 million of cash for financing activities during 2015, 2014 and 2013, respectively.

Net repayments of long-term debt were $14.7 million, $188.5 million and $16.7 million in 2015, 2014 and 2013, respectively. As discussed in Note G of the audited consolidated financial statements, in December 2014, the Corporation completed a private offering, subsequently exchanged for public notes, of $700 million of senior unsecured notes. Net proceeds from the offering, along with cash on hand and incremental drawings on the trade facility, were used to redeem $650 million of assumed 9.25% notes from TXI plus a make-whole premium and accrued unpaid interest.

During 2015, the Corporation repurchased 3.3 million shares for a total cost of $520.0 million, or $158.25 per share.

For each of the years ended December 31, 2015, 2014 and 2013, the Board of Directors approved total cash dividends on the Corporation’s common stock of $1.60 per share. Total cash dividends were $107.5 million in 2015, $91.3 million in 2014 and $74.2 million in 2013.

Cash provided by issuances of common stock, which represents the exercises of stock options, was $37.1 million, $39.7 million, $11.7 million in 2015, 2014 and 2013, respectively.

Excess tax benefits from stock-based compensation transactions were $2.5 million and $2.4 million in 2014 and 2013, respectively.

During 2014, the Corporation acquired the remaining interests in two joint ventures in separate transactions for $19.5 million.

Capital Structure and Resources

Long-term debt, including current maturities, was $1.573 billion at the end of 2015. The Corporation’s debt was principally in the form of publicly-issued long-term notes and debentures and $224.1 million of borrowings under variable-rate credit facilities at December 31, 2015.

In connection with the TXI acquisition in 2014, the Corporation refinanced debt assumed from TXI by issuing $700 million of senior unsecured notes, which included $300 million of three-year variable-rate senior notes and $400 million of 4.25% ten-year senior notes.

The Corporation, through a wholly-owned special-purpose subsidiary, has a trade receivable securitization facility (the “Trade Receivable Facility”) with borrowing capacity of $250 million and a maturity date of September 30, 2016. The Trade Receivable Facility is backed by eligible trade receivables, as defined, of $363.2 million at December 31, 2015. These receivables are originated by the Corporation and then sold to the wholly-owned special-purpose subsidiary by

Martin Marietta  |  Page 87

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

the Corporation. The Corporation continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. The Trade Receivable Facility contains a cross-default provision to the Corporation’s other debt agreements.

The Credit Agreement (which consists of a $250 million Term Loan Facility and a $350 million Revolving Facility) requires the Corporation’s ratio of consolidated debt to consolidated EBITDA, as defined by the Credit Agreement, for the trailing-twelve month period (the “Ratio”) to not exceed 3.5x as of the end of any fiscal quarter, provided that the Corporation may exclude from the Ratio debt incurred in connection with certain acquisitions for a period of 180 days so long as the Corporation, as a consequence of such specified acquisition, does not have its ratings on long-term unsecured debt fall below BBB by Standard & Poor’s or Baa2 by Moody’s as a result of the acquisition and the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, under the Credit Agreement, if there are no amounts outstanding under the Revolving Facility, consolidated debt, including debt for which the Corporation is a co-borrower, will be reduced for purposes of the covenant calculation by the Corporation’s unrestricted cash and cash equivalents in excess of $50 million, such reduction not to exceed $200 million.

At December 31, 2015, the Corporation’s ratio of consolidated net debt to consolidated EBITDA, as defined, for the trailing-twelve month EBITDA was 1.88 times and was calculated as follows (dollars in thousands):

Twelve-Month Period January 1, 2015 to December 31, 2015
Net earnings from continuing operations attributable to Martin Marietta Materials Inc.	$288,792
Add back:
Interest expense	76,287
Income tax expense	124,793
Depreciation, depletion and amortization expense	260,836
Stock-based compensation expense	13,589
Nonrecurring transactions (acquisition-related expenses and net loss on divestitures)	21,941
Deduct:
Interest income	(352)

Consolidated EBITDA, as defined	$785,886

Consolidated net debt, as defined and including debt for which the Corporation is a co-borrower, at December 31, 2015	$1,480,068

Consolidated net debt to consolidated EBITDA, as defined, at December 31, 2015 for trailing-twelve month EBITDA	1.88x

Total equity was $4.06 billion at December 31, 2015. At that date, the Corporation had an accumulated other comprehensive loss of $105.6 million, resulting from unrecognized actuarial losses and prior service costs related to pension and postretirement benefits, foreign currency translation loss and the unamortized loss on terminated forward starting interest rate swap agreements.

The Corporation may repurchase shares of its common stock through open-market purchases pursuant to authority granted by its Board of Directors or through private transactions at such prices and upon such terms as the Chief Executive Officer deems appropriate. During 2015, the Board of Directors granted authority for the Corporation to repurchase an additional 15.0 million shares of common stock for a total repurchase authorization of 20.0 million shares. Under that authorization, the Corporation repurchased 3,285,000 shares of its common stock for an aggregate purchase price of $520.0 million. In 2016, the Corporation expects to allocate capital for additional share repurchases based on available excess free cash flow, defined as operating cash flow less capital expenditures and dividends, subject to a leverage target of 2.0 times debt-to-EBITDA and consideration of other capital needs. Future repurchases are expected to be carried out through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades, accelerated share purchase transactions, or any combination of such methods. The Corporation expects to complete the repurchase program over the next several years, though the actual timing of completion will be based on an ongoing assessment of the capital needs of the business, the market price of its common stock and general market conditions. Share repurchases will be executed based on then-current business and market factors so the actual return of capital in any single quarter may vary. The repurchase program may be modified, suspended or discontinued by the Board of Directors at any time without prior notice.

At December 31, 2015, the Corporation had $168.4 million in cash and short-term investments that are considered cash equivalents. The Corporation manages its cash and cash equivalents to ensure short-term operating cash needs are met and excess funds are managed efficiently. The Corporation subsidizes shortages in operating cash through short-term

Martin Marietta  |  Page 88

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

borrowing facilities. The Corporation utilizes excess cash to either pay-down short-term borrowings or invest in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Corporation’s investments in bank funds generally exceed the $250,000 FDIC insurance limit. The Corporation’s cash management policy prohibits cash and cash equivalents over $100 million to be maintained at any one bank.

Cash on hand, along with the Corporation’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements including maturities in 2017 and 2018, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. Borrowings under the Credit Agreement are unsecured and may be used for general corporate purposes. The Corporation’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions (see section Current Market Environment and Related Risks on pages 75). At December 31, 2015, the Corporation had $347.5 million of unused borrowing capacity under its Revolving Facility and $250.0 million of available borrowings under its Trade Receivable Facility. The Revolving Facility expires on November 29, 2018 and the Trade Receivable Facility matures on September 30, 2016.

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

Contractual and Off Balance Sheet Obligations

Postretirement medical benefits will be paid from the Corporation’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. At December 31, 2015, the Corporation’s recorded benefit obligation related to these benefits totaled $23.4 million.

The Corporation has other retirement benefits related to pension plans. At December 31, 2015, the qualified pension plans were underfunded by $118.8 million. Inclusive of required amounts, the Corporation estimates that it will make contributions of $23.0 million to qualified pension plans in 2016. Any contributions beyond 2016 are currently undeterminable and will depend on the investment return on the related pension assets. However, management’s practice is to fund at least the normal service cost annually. At December 31, 2015, the Corporation had a total obligation of $89.2 million related to unfunded non-qualified pension plans and expects to make contributions of $6.9 million in 2016.

At December 31, 2015, the Corporation had $18.7 million accrued for uncertain tax positions. Such liabilities may become payable if the tax positions are not sustained upon examination by a taxing authority.

In connection with normal, ongoing operations, the Corporation enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land. Additionally, the Corporation enters into equipment rentals to meet shorter-term, non-recurring and intermittent needs. At December 31, 2015, the Corporation had $14.9 million in capital lease obligations. Amounts due for operating leases and royalty agreements are expensed in the period incurred. Management anticipates that, in the ordinary course of business, the Corporation will enter into additional royalty agreements for land and mineral reserves during 2016.

The Corporation has purchase commitments for property, plant and equipment of $70.4 million as of December 31, 2015. The Corporation also has other purchase obligations related to energy and service contracts which totaled $95.4 million as of December 31, 2015.

Martin Marietta  |  Page 89

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Corporation’s contractual commitments as of December 31, 2015 are as follows:

(add 000)	Total	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years
ON BALANCE SHEET:
Long-term debt	$1,572,895	$19,246	$804,871	$151	$748,627
Postretirement benefits	23,408	2,120	4,619	4,210	12,459
Qualified pension plan contributions [1]	23,032	23,032	–	–	–
Unfunded pension plan contributions	89,222	6,895	15,503	16,512	50,312
Uncertain tax positions	18,727	1,455	17,272	–	–
Capital leases - principal portion	14,924	2,438	4,798	3,970	3,718
Other commitments	566	64	128	128	246
OFF BALANCE SHEET:
Interest on publicly-traded long-term debt and capital lease obligations	595,286	65,784	110,320	80,861	338,321
Operating leases [2]	529,106	100,239	110,944	77,291	240,632
Royalty agreements [2]	72,062	11,078	17,210	12,341	31,433
Purchase commitments - capital	70,431	70,386	45	–	–
Other commitments - energy and services	95,389	85,139	7,773	902	1,575
Total	$3,105,048	$387,876	$1,093,483	$196,336	$1,427,323

[1]	Qualified pension plan contributions beyond 2016 are not determinable at this time
[2]	Represents future minimum payments

Notes A, G, I, J, L and N to the audited consolidated financial statements on pages 17 through 23; 25 through 27; 27 through 30; 30 through 34; 36 and 37 through 39, respectively, contain additional information regarding these commitments and should be read in conjunction with the above table.

Contingent Liabilities and Commitments

The Corporation has a $5 million short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2015.

The Corporation has entered into standby letter of credit agreements relating to certain insurance claims, utilities and property improvements. At December 31, 2015, the Corporation had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $46.3 million, of which $2.5 million were issued under the Corporation’s Revolving Facility. Certain of these underlying obligations are accrued on the Corporation’s balance sheet.

In the normal course of business at December 31, 2015, the Corporation was contingently liable for $326.5 million in surety bonds underwritten by Safeco Corporation, a subsidiary of Liberty Mutual Group, which guarantee its own performance and are required by certain states and municipalities and their related agencies. Certain of the bonds guaranteeing performance of obligations, including those for asset retirement requirements and insurance claims, are accrued on the Corporation’s balance sheet. Five of these bonds are for certain insurance claims, construction contracts and reclamation obligations and total $88.9 million, or 27% of all outstanding surety bonds. The Corporation has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Corporation’s past experience, no material claims have been made against these financial instruments.

The Corporation is a co-borrower with an unconsolidated affiliate for a $25.0 million revolving line of credit agreement with Branch Banking & Trust. The line of credit expires in February 2018. The affiliate has agreed to reimburse and indemnify the Corporation for any payments and expenses the Corporation may incur from this agreement. The Corporation holds a lien on the affiliate’s membership interest in a joint venture as collateral for payment under the revolving line of credit.

Quantitative and Qualitative Disclosures
about Market Risk

As discussed earlier, the Corporation’s operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see section Business Environment on pages 59 through 76).

Martin Marietta  |  Page 90

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Management has considered the current economic environment and its potential impact to the Corporation’s business. Demand for aggregates products, particularly in the infrastructure construction market, is affected by federal and state budget and deficit issues. Further, delays or cancellations of capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain financing for construction projects or if consumer confidence continues to be eroded by economic uncertainty.

Demand in the residential construction market is affected by interest rates. The Federal Reserve kept the federal funds rate near zero percent for the majority of the year ended December 31, 2015. The increase in the rate to 0.25% represented the first increase since 2008. The residential construction market accounted for 17% of the Corporation’s aggregates product line shipments in 2015.

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

Variable-Rate Borrowing Facilities

At December 31, 2015, the Corporation had a $600 million Credit Agreement, comprised of a $350 million Revolving Facility and $250 million Term Loan Facility, and a $250 million Trade Receivable Facility. The Corporation also has $300 million variable-rate senior notes. Borrowings under these facilities bear interest at a variable interest rate. A hypothetical 100-basis-point increase in interest rates on borrowings of $525.0 million, which was the collective outstanding balance at December 31, 2015, would increase interest expense by $5.3 million on an annual basis.

Pension Expense

The Corporation’s results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Corporation has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Corporation’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions on pages 81 through 83.

Energy Costs

Energy costs, including diesel fuel, natural gas, coal and liquid asphalt, represent significant production costs of the Corporation. The Corporation has a fixed-price commitment for approximately 40% of its diesel requirements at a rate of $2.20 per gallon through December 31, 2016. The Magnesia Specialties and Cement businesses each have fixed price agreements covering 100% of their 2016 coal requirements. A hypothetical 10% change in the Corporation’s energy prices in 2016 as compared with 2015, assuming constant volumes, would change 2016 energy expense by $25.7 million.

Commodity Risk

Cement is a commodity and competition is based principally on price, which is highly sensitive to changes in supply and demand. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond the Corporation’s control. Increases in the production capacity of industry participants or increases in cement imports tend to create an oversupply of such products leading to an imbalance between supply and demand, which can have a negative impact on product prices. There can be no assurance that prices for products sold will not decline in the future or that such declines will not have a material adverse effect on the Corporation’s business, financial condition and results of operations. A hypothetical 10% change in sales price of the Texas Cement business would impact net sales by $26.9 million. Cement is a key raw material in the production of ready mixed concrete. A hypothetical 10% change in cement costs in 2016 as compared with 2015, assuming constant volumes, would change ready mixed concrete cost of sales by $17.1 million.

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

Factors that the Corporation currently believes could cause actual results to differ materially from the forward-looking statements in this Annual Report include, but are not limited to, the performance of the United States economy and the resolution and impact of the debt ceiling and sequestration issues; widespread decline in aggregates pricing; the history of both cement and ready mixed concrete, to be subject to significant changes in supply, demand and price; the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, most particularly in Texas, Colorado, North Carolina, Iowa and Georgia; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets the Corporation serves; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a further slowdown in energy-related drilling activity, particularly in Texas; a slowdown in residential construction recovery; a reduction in construction activity and related shipments due to a decline in funding under the domestic farm bill; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by the Corporation; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Cement and Magnesia Specialties businesses, natural gas; continued increases in the cost of other repair and supply parts; unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to cement production facilities; increasing governmental regulation, including environmental laws; transportation availability, notably the availability of railcars and locomotive power to move trains to supply the Corporation’s Texas, Florida and Gulf Coast markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability of trucks and licensed drivers for transport

Martin Marietta  |  Page 92

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

of the Corporation’s materials, particularly in areas with significant energy-related activity, such as Texas and Colorado; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by the Corporation’s dolomitic lime products; proper functioning of information technology and automated operating systems to manage or support operations; inflation and its effect on both production and interest costs; ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with the Corporation’s leverage ratio debt covenant; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Corporation’s tax rate; violation of the Corporation’s debt covenant if price and/or volumes return to previous levels of instability; downward pressure on the Corporation’s common stock price and its impact on goodwill impairment evaluations; reduction of the Corporation’s credit rating to non-investment grade resulting from strategic acquisitions; and other risk factors listed from time to time found in the Corporation’s filings with the SEC. Other factors besides those listed here may also adversely affect the Corporation, and may be material to the Corporation. The Corporation assumes no obligation to update any such forward-looking statements.

For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see the Corporation’s SEC filings including, but not limited to, the discussion of “Competition” in the Corporation’s Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 42 through 93 of the 2015 Annual Report and “Note A: Accounting Policies” and “Note N: Commitments and Contingencies” of the “Notes to Financial Statements” on pages 17 through 23 and 37 through 39, respectively, of the audited consolidated financial statements included in the 2015 Annual Report.

Martin Marietta  |  Page 93

QUARTERLY PERFORMANCE (unaudited)

 (add 000, except per share and stock prices)

									Net Earnings (Loss)
							Consolidated Net		Attributable to
	Total Revenues		Net Sales		Gross Profit		Earnings (Loss)		Martin Marietta
Quarter	2015	2014	2015	2014	2015	2014[2]	2015[3,4]	2014[2,5]	2015[3,4]	2014[2,5]
First	$691,347	$428,630	$631,876	$379,678	$74,261	$25,835	$6,159	$(23,153)	$6,126	$(21,618)
Second	921,419	669,225	850,249	601,937	200,153	135,602	81,979	59,624	81,938	59,521
Third	1,082,249	1,003,723	1,005,218	917,942	262,504	195,593	117,578	53,834	117,544	53,743
Fourth	844,555	856,373	780,773	779,538	184,849	165,330	83,222	63,989	83,184	63,955
Totals	$3,539,570	$2,957,951	$3,268,116	$2,679,095	$721,767	$522,360	$288,938	$154,294	$288,792	$155,601

				Per Common Share
							Stock Prices
	Basic Earnings (Loss)[1]		Diluted Earnings (Loss)[1]		Dividends Paid		High	Low	High	Low
Quarter	2015[3,4]	2014[2,5]	2015[3,4]	2014[2,5]	2015	2014	2015		2014
First	$0.07	$(0.47)	$0.07	$(0.47)	$0.40	$0.40	$146.21	$104.15	$128.95	$98.63
Second	1.23	1.28	1.22	1.27	0.40	0.40	$155.98	$134.10	$136.36	$115.49
Third	1.75	0.80	1.74	0.79	0.40	0.40	$178.67	$141.54	$134.64	$123.64
Fourth	1.27	0.95	1.26	0.94	0.40	0.40	$166.23	$136.20	$131.71	$103.09
YTD	$4.31	$2.73	$4.26	$2.71	$1.60	$1.60

1	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

2

Gross profit in the third quarter of 2014 decreased by $10.9 million for a nonrecurring increase in the cost of sales for acquired inventory. This adjustment reduced net earnings by $6.9 million, or $0.13 per diluted share.

3

Consolidated net earnings, net earnings attributable to Martin Marietta and basic and diluted earnings per common share in the third quarter of 2015 decreased by $16.9 million, or $0.30 per basic and diluted share, inclusive of the impact of a valuation allowance for certain net operating loss carry forwards due to the loss on the sale of the California cement business and related expenses.

4

Consolidated net earnings, net earnings attributable to Martin Marietta and basic and diluted earnings per common share in the fourth quarter of 2015 were increased by $6.7 million, or $0.10 per basic and diluted share, as a result of the gain on the sale of the San Antonio asphalt operations.

5

Consolidated net earnings, net earnings attributable to Martin Marietta and basic and diluted earnings per common share in 2014 decreased by the following acquisition-related expenses, net, related to TXI: Q1 - $5.7 million, or $0.12 per basic and diluted share, Q2 - $3.2 million, or $0.07 per basic and diluted share, Q3 - $37.6 million, or $0.56 per basic and diluted share, Q4 - $3.2 million or $0.05 per basic and diluted share.

At February 15, 2016, there were 1,054 shareholders of record.

There were no discontinued operations in 2015. The following presents total revenues, net sales, net (loss) earnings and loss per diluted share attributable to discontinued operations in 2014:

(add 000, except per share)

Quarter	Revenues	Net Sales	Net (Loss) Earnings	Loss per Diluted Share
First	$9	$9	$(8)	$0.00
Second	37	37	(38)	0.00
Third	30	30	(47)	0.00
Fourth	87	87	56	0.00
Totals	$163	$163	$(37)	$0.00

Martin Marietta  |  Page 94

FIVE YEAR SELECTED FINANCIAL DATA (add 000, except per share)

	2015	2014	2013	2012	2011
Consolidated Operating Results[1]
Net sales	$3,268,116	$2,679,095	$1,943,218	$1,832,957	$1,519,754
Freight and delivery revenues	271,454	278,856	212,333	198,944	193,862
Total revenues	3,539,570	2,957,951	2,155,551	2,031,901	1,713,616
Cost of sales	2,546,349	2,156,735	1,579,261	1,505,823	1,217,752
Freight and delivery costs	271,454	278,856	212,333	198,944	193,862
Total cost of revenues	2,817,803	2,435,591	1,791,594	1,704,767	1,411,614
Gross Profit	721,767	522,360	363,957	327,134	302,002
Selling, general and administrative expenses	218,234	169,245	150,091	138,398	124,138
Acquisition-related expenses, net	8,464	42,891	671	35,140	18,575
Other operating expenses and (income), net	15,653	(4,649)	(4,793)	(2,574)	(1,720)
Earnings from Operations	479,416	314,873	217,988	156,170	161,009
Interest expense	76,287	66,057	53,467	53,339	58,586
Other nonoperating (income) and expenses, net	(10,672)	(362)	295	(1,299)	1,834
Earnings from continuing operations before taxes on income	413,801	249,178	164,226	104,130	100,589
Taxes on income	124,863	94,847	44,045	17,431	21,003
Earnings from Continuing Operations	288,938	154,331	120,181	86,699	79,586
Discontinued operations, net of taxes	–	(37)	(749)	(1,172)	3,987
Consolidated net earnings	288,938	154,294	119,432	85,527	83,573
Less: Net earnings (loss) attributable to noncontrolling interests	146	(1,307)	(1,905)	1,053	1,194
Net Earnings Attributable to Martin Marietta	$288,792	$155,601	$121,337	$84,474	$82,379

Basic Earnings Attributable to Martin Marietta Per Common Share (see Note A):
Earnings from continuing operations attributable to common shareholders[1]	$4.31	$2.73	$2.64	$1.86	$1.70
Discontinued operations attributable to common shareholders[1]	–	–	(0.02)	(0.03)	0.09
Basic Earnings Per Common Share	$4.31	$2.73	$2.62	$1.83	$1.79

Diluted Earnings Attributable to Martin Marietta Per Common Share (see Note A):
Earnings from continuing operations attributable to common shareholders[1]	$4.29	$2.71	$2.63	$1.86	$1.69
Discontinued operations attributable to common shareholders[1]	–	–	(0.02)	(0.03)	0.09
Diluted Earnings Per Common Share	$4.29	$2.71	$2.61	$1.83	$1.78

Cash Dividends Per Common Share	$1.60	$1.60	$1.60	$1.60	$1.60

Condensed Consolidated Balance Sheet Data
Total current assets	$1,082,168	1,044,178	680,545	622,685	$577,176
Property, plant and equipment, net	3,156,000	3,402,770	1,799,241	1,753,241	1,774,291
Goodwill	2,068,235	2,068,799	616,621	616,204	616,671
Other intangibles, net	510,552	595,205	48,591	50,433	54,133
Other noncurrent assets[2]	144,777	108,802	40,007	40,647	44,877
Total Assets	$6,961,732	$7,219,754	$3,185,005	$3,083,210	$3,067,148
Current liabilities – other	$347,945	$382,312	$198,146	$167,659	$166,530
Current maturities of long-term debt	19,246	14,336	12,403	5,676	7,182
Long-term debt	1,553,649	1,571,059	1,018,518	1,042,183	1,052,902
Pension, postretirement and postemployment benefits, noncurrent	224,539	249,333	78,489	183,122	158,101
Deferred income taxes, net[2]	583,459	489,945	205,178	147,876	141,390
Other noncurrent liabilities	172,717	160,021	97,352	86,395	92,179
Shareholders’ equity	4,057,284	4,351,166	1,537,877	1,410,545	1,409,321
Noncontrolling interests	2,893	1,582	37,042	39,754	39,543
Total Liabilities and Equity	$6,961,732	$7,219,754	$3,185,005	$3,083,210	$3,067,148

[1]	Amounts may not equal amounts reported in the Corporation’s prior years’ Forms 10-K, as amounts have been recast to reflect discontinued operations.

[2]	Balance sheets reflect the adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes (see Note A to consolidated financial statements).

Martin Marietta  |  Page 95

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the performance of the Corporation’s common stock to that of the Standard and Poor’s (“S&P”) 500 Index and the S&P 500 Materials Index.

	2010	2011	2012	2013	2014	2015
Martin Marietta	$100.00	$83.49	$106.15	$114.33	$128.03	$160.91
S&P 500 Index	$100.00	$102.09	$118.30	$156.21	$177.32	$180.25
S&P 500 Materials Index	$100.00	$90.36	$103.74	$129.93	$138.86	$127.39

[1]	Assumes that the investment in the Corporation’s common stock and each index was $100, with quarterly reinvestment of dividends.

Martin Marietta  |  Page 96