Form 10-K, Exhibit 13
period 2018-12-31
MARTIN MARIETTA MATERIALS INC
filed 2019-02-25
CIK 916076

Exhibit 13.01

STATEMENT OF FINANCIAL RESPONSIBILITY AND MANAGEMENT’S REPORT

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Statement of Responsibility

The management of Martin Marietta Materials, Inc. (the “Company” or “Martin Marietta”) is responsible for the consolidated financial statements, the related financial information contained in this 2018 Annual Report and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta, at December 31, 2018 and 2017, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2018, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

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

The Audit Committee of the Board of Directors, which consists of four independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) as they relate to the composition and practices of audit committees.

Management’s Report on Internal Control over Financial Reporting

The management of Martin Marietta is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on management’s assessment under the 2013 framework, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

Management has excluded certain elements of the internal control over financial reporting of Bluegrass Materials Company (Bluegrass) from its assessment of the Company’s internal control over financial reporting as of December 31, 2018 because it was acquired by the Company in a purchase business combination during 2018. Subsequent to the acquisition, certain elements of Bluegrass’ internal control over financial reporting and related processes were integrated into the Company’s existing systems and internal control over financial reporting. Those controls that were not integrated have been excluded from management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018. The excluded elements represent controls over accounts of less than 1% of consolidated assets and 4% of consolidated total revenues as of and for the year ended December 31, 2018.

The consolidated financial statements of the Company as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report appears on the following page.

C. Howard Nye,	James A. J. Nickolas,

Chairman, President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 25, 2019

Martin Marietta  |  Page 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Martin Marietta Materials, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of earnings, comprehensive earnings, total equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2018 appearing under Item 15(a)(2) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded certain elements of the internal control over financial reporting of Bluegrass Materials Company from its assessment of the Company’s internal control over financial reporting as of December 31, 2018 because it was acquired by the Company in a purchase business combination during 2018. Subsequent to the acquisition, certain elements of Bluegrass Materials Company’s internal control over financial reporting and related processes were integrated into the Company’s existing systems and internal control over financial reporting. Those controls that were not integrated have been excluded from management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018. We have also excluded these elements of the internal control over financial reporting of Bluegrass Materials Company from our audit of the Company’s internal control over financial reporting. The excluded elements represent controls over less than 1% of consolidated assets and 4% of the consolidated total revenues.

Martin Marietta  |  Page 8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

/s/ PricewaterhouseCoopers LLP
We have served as the Company’s auditor since 2016.

Raleigh, North Carolina

February 25, 2019

Martin Marietta  |  Page 9

CONSOLIDATED STATEMENTS OF EARNINGS for years ended December 31

(add 000, except per share)	2018	2017	2016
Products and services revenues	$3,980,351	$3,723,478	$3,578,650
Freight revenues	263,914	242,116	240,099
Total revenues	4,244,265	3,965,594	3,818,749

Cost of revenues – products and services	3,009,810	2,749,488	2,665,029
Cost of revenues – freight	267,878	244,166	241,982
Total cost of revenues	3,277,688	2,993,654	2,907,011

Gross Profit	966,577	971,940	911,738
Selling, general and administrative expenses	280,554	262,128	241,606
Acquisition-related expenses, net	13,479	8,638	909
Other operating (income) and expenses, net	(18,193)	793	(8,043)

Earnings from Operations	690,737	700,381	677,266
Interest expense	137,069	91,487	81,677
Other nonoperating income, net	(22,413)	(10,034)	(11,439)
Earnings before income tax expense (benefit)	576,081	618,928	607,028
Income tax expense (benefit)	105,705	(94,457)	181,584

Consolidated net earnings	470,376	713,385	425,444
Less: Net earnings attributable to noncontrolling interests	378	43	58
Net Earnings Attributable to Martin Marietta	$469,998	$713,342	$425,386

Net Earnings Attributable to Martin Marietta Per Common Share (see Note A)
– Basic attributable to common shareholders	$7.46	$11.30	$6.66
– Diluted attributable to common shareholders	$7.43	$11.25	$6.63

Weighted-Average Common Shares Outstanding
– Basic	62,895	62,932	63,610
– Diluted	63,147	63,217	63,861

The notes on pages 15 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 10

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS for years ended December 31

(add 000)	2018	2017	2016
Consolidated Net Earnings	$470,376	$713,385	$425,444
Other comprehensive (loss) earnings, net of tax:

Defined benefit pension and postretirement plans:
Net loss arising during period, net of tax of $(7,640), $(2,625) and $(19,734), respectively	(22,877)	(8,052)	(31,620)
Amortization of prior service credit, net of tax of $(493), $(547) and $(617), respectively	(1,478)	(883)	(992)
Amortization of actuarial loss, net of tax of $3,156, $5,271 and $4,437, respectively	9,463	8,503	7,138
Amount recognized in net periodic pension cost due to settlement, net of tax of $734, $8 and $44, respectively	2,202	13	71
Amount recognized in net periodic pension cost due to special plan termination benefits, net of tax of $0, $0 and $293, respectively	–	–	471
	(12,690)	(419)	(24,932)

Foreign currency translation (loss) gain	(2,052)	1,140	(898)

Amortization of terminated value of forward starting interest rate swap agreements into interest expense, net of tax of $178, $571 and $541, respectively	280	872	826
	(14,462)	1,593	(25,004)
Consolidated comprehensive earnings	455,914	714,978	400,440
Less: Comprehensive earnings attributable to noncontrolling interests	391	53	119
Comprehensive Earnings Attributable to Martin Marietta	$455,523	$714,925	$400,321

The notes on pages 15 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 11

CONSOLIDATED BALANCE SHEETS at December 31

Assets (add 000)	2018	2017
Current Assets:
Cash and cash equivalents	$44,892	$1,446,364
Accounts receivable, net	523,276	487,240
Inventories, net	663,035	600,591
Other current assets	134,613	96,965
Total Current Assets	1,365,816	2,631,160

Property, plant and equipment, net	5,157,229	3,592,813
Goodwill	2,399,118	2,160,290
Other intangibles, net	501,282	506,349
Other noncurrent liabilities	127,974	101,899
Total Assets	$9,551,419	$8,992,511

Liabilities and Equity (add 000, except parenthetical share data)
Current Liabilities:
Accounts payable	$210,808	$183,638
Accrued salaries, benefits and payroll taxes	51,434	44,255
Pension and postretirement benefits	9,942	13,652
Accrued insurance and other taxes	63,543	64,958
Current maturities of long-term debt	390,042	299,909
Other current liabilities	60,981	87,804
Total Current Liabilities	786,750	694,216

Long-term debt	2,730,439	2,727,294
Pension, postretirement and postemployment benefits	134,469	244,043
Deferred income taxes, net	705,564	410,723
Other noncurrent liabilities	244,785	233,758
Total Liabilities	4,602,007	4,310,034

Equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 62,515,000 and 62,873,000 shares outstanding at December 31, 2018 and 2017, respectively)	624	628
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	–	–
Additional paid-in capital	3,396,059	3,368,007
Accumulated other comprehensive loss	(143,579)	(129,104)
Retained earnings	1,693,259	1,440,069
Total Shareholders’ Equity	4,946,363	4,679,600
Noncontrolling interests	3,049	2,877
Total Equity	4,949,412	4,682,477
Total Liabilities and Equity	$9,551,419	$8,992,511

The notes on pages 15 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 12

CONSOLIDATED STATEMENTS OF CASH FLOWS for years ended December 31

(add 000)	2018	2017	2016
Cash Flows from Operating Activities:
Consolidated net earnings	$470,376	$713,385	$425,444
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	344,033	297,162	285,253
Stock-based compensation expense	29,253	30,460	20,481
(Gain) Loss on divestitures and sales of assets	(39,260)	(19,366)	410
Deferred income taxes, net	85,063	(239,056)	67,050
Noncash portion of asset and portfolio rationalization charge	16,970	–	–
Other items, net	(8,891)	(13,437)	(18,023)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable, net	(10,617)	(29,329)	(25,072)
Inventories, net	(21,984)	(78,966)	(47,381)
Accounts payable	20,148	(17,874)	(8,116)
Other assets and liabilities, net	(179,943)	14,619	(11,106)
Net Cash Provided by Operating Activities	705,148	657,598	688,940

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(375,954)	(410,325)	(387,267)
Acquisitions, net of cash acquired	(1,642,137)	(12,095)	(174,522)
Proceeds from divestitures and sales of assets	69,114	35,941	6,476
Payment of railcar construction advances	(79,351)	(43,594)	(82,910)
Reimbursement of railcar construction advances	79,351	43,594	82,910
Investments in life insurance contracts, net	771	280	293
Net Cash Used for Investing Activities	(1,948,206)	(386,199)	(555,020)

Cash Flows from Financing Activities:
Borrowings of long-term debt	1,000,000	2,408,830	560,000
Repayments of long-term debt	(910,052)	(1,065,048)	(449,306)
Payments of deferred acquisition consideration	(6,707)	(2,774)	–
Debt issuance costs	(3,892)	(2,204)	(2,300)
Change in bank overdraft	–	–	(10,235)
Payments on capital lease obligations	(3,486)	(3,543)	(3,364)
Dividends paid	(116,436)	(108,852)	(105,036)
Purchase of the noncontrolling interest in the existing joint venture	(12,800)	–	–
Distributions to owners of noncontrolling interest	–	–	(400)
Contributions by noncontrolling interest to joint venture	–	212	44
Repurchase of common stock	(100,377)	(99,999)	(259,228)
Proceeds from exercise of stock options	7,201	10,110	27,257
Shares withheld for employees’ income tax obligations	(11,865)	(11,805)	(9,723)
Net Cash (Used for) Provided by Financing Activities	(158,414)	1,124,927	(252,291)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,401,472)	1,396,326	(118,371)
Cash and Cash Equivalents, beginning of year	1,446,364	50,038	168,409

Cash and Cash Equivalents, end of year	$44,892	$1,446,364	$50,038

The notes on pages 15 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 13

CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(add 000, except per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Earnings	Retained Earnings	Total Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2015	64,479	$643	$3,287,827	$(105,622)	$874,436	$4,057,284	$2,893	$4,060,177

Consolidated net earnings	–	–	–	–	425,386	425,386	58	425,444
Other comprehensive (loss) earnings	–	–	–	(25,065)	–	(25,065)	61	(25,004)
Dividends declared ($1.64 per common share)	–	–	–	–	(105,036)	(105,036)	–	(105,036)
Issuances of common stock for stock award plans	285	3	26,109	–	–	26,112	–	26,112
Repurchases of common stock	(1,588)	(16)	–	–	(259,212)	(259,228)	–	(259,228)
Stock-based compensation expense	–	–	20,481	–	–	20,481	–	20,481
Distributions to owners of noncontrolling interest	–	–	–	–	–	–	(400)	(400)
Contribution from owners of noncontrolling interest	–	–	44	–	–	44	–	44
Balance at December 31, 2016	63,176	630	3,334,461	(130,687)	935,574	4,139,978	2,612	4,142,590

Consolidated net earnings	–	–	–	–	713,342	713,342	43	713,385
Other comprehensive earnings	–	–	–	1,583	–	1,583	10	1,593
Dividends declared ($1.72 per common share)	–	–	–	–	(108,852)	(108,852)	–	(108,852)
Issuances of common stock for stock award plans	155	2	14,891	–	–	14,893	–	14,893
Shares withheld for employees’ income tax obligations	–	–	(11,805)	–	–	(11,805)	–	(11,805)
Repurchases of common stock	(458)	(4)	–	–	(99,995)	(99,999)	–	(99,999)
Stock-based compensation expense	–	–	30,460	–	–	30,460	–	30,460
Contribution from owners of noncontrolling interest	–	–	–	–	–	–	212	212
Balance at December 31, 2017	62,873	628	3,368,007	(129,104)	1,440,069	4,679,600	2,877	4,682,477

Consolidated net earnings	–	–	–	–	469,998	469,998	378	470,376
Other comprehensive (loss) earnings	–	–	–	(14,475)	–	(14,475)	13	(14,462)
Dividends declared ($1.84 per common share)	–	–	–	–	(116,436)	(116,436)	–	(116,436)
Issuances of common stock for stock award plans	163	1	14,244	–	–	14,245	–	14,245
Shares withheld for employees’ income tax obligations	–	–	(11,865)	–	–	(11,865)	–	(11,865)
Repurchases of common stock	(521)	(5)	–	–	(100,372)	(100,377)	–	(100,377)
Stock-based compensation expense	–	–	29,253	–	–	29,253	–	29,253
Noncontrolling interest acquired in business combination	–	–	–	–	–	–	9,001	9,001
Purchase of the noncontrolling interest in the existing joint venture	–	–	(3,580)	–	–	(3,580)	(9,220)	(12,800)
Balance at December 31, 2018	62,515	$624	$3,396,059	$(143,579)	$1,693,259	$4,946,363	$3,049	$4,949,412

The notes on pages 15 through 41 are an integral part of these financial statements.

Martin Marietta  |  Page 14

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Organization. Martin Marietta (the “Company”) is a natural resource-based building materials company. The Company supplies aggregates (crushed stone, sand and gravel) through its network of more than 300 quarries, mines and distribution yards to its customers in 31 states, Canada, the Bahamas and the Caribbean Islands. In the western United States, Martin Marietta also provides cement and downstream products, namely, ready mixed concrete, asphalt and paving services, in markets where the Company also has a leading aggregates position. Specifically, the Company has two cement plants and four cement distribution facilities in Texas, and 140 ready mixed concrete plants and nine asphalt plants in Texas, Colorado, Louisiana and Arkansas. Paving services are exclusively in Colorado. The Company’s heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete and asphalt and paving product lines are reported collectively as the “Building Materials” business. As of December 31, 2018, the Building Materials business contains the following reportable segments: Mid-America Group, Southeast Group and West Group. The Mid-America Group operates in Indiana, Iowa, northern Kansas, Kentucky, Maryland, Minnesota, Missouri, eastern Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Virginia, Washington and West Virginia. The Southeast Group has operations in Alabama, Florida, Georgia, Tennessee, Nova Scotia and the Bahamas. The West Group operates in Arkansas, Colorado, southern Kansas, Louisiana, western Nebraska, Nevada, Oklahoma, Texas, Utah and Wyoming. In addition to these operations, the Company sells to customers in New York, Delaware, New Mexico and Mississippi. The following states accounted for 72% of the Building Materials business’ 2018 total revenues: Texas, Colorado, North Carolina, Georgia and Iowa.

The Company also operates a Magnesia Specialties business, which produces magnesia-based chemical products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers in the steel and mining industries. Magnesia Specialties’ production facilities are located in Ohio and Michigan, and products are shipped to customers worldwide.

Use of Estimates. The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States

(U.S. GAAP) requires management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets and other long-lived assets and assumptions used in the calculation of income tax expense (benefit), retirement and other postemployment benefits, stock-based compensation, the allocation of the purchase price to the fair values of assets acquired and liabilities assumed as part of business combinations and revenue recognition for service contracts. These estimates and assumptions are based on management’s judgment. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and changes in construction activity increase the uncertainty inherent in certain estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the consolidated financial statements for the period in which the change in estimate occurs.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Partially-owned affiliates are either consolidated or accounted for at cost or as equity investments, depending on the level of ownership interest or the Company’s ability to exercise control over the affiliates’ operations. Intercompany balances and transactions between subsidiaries have been eliminated in consolidation.

Revenue Recognition. Total revenues include sales of materials and services provided to customers, net of discounts or allowances, if any, and include freight and delivery costs billed to customers. Revenues for product sales are recognized when control of the promised good is transferred to unaffiliated customers, typically when finished products are shipped. Revenues derived from the paving business are recognized using the percentage-of-completion method under the cost-to-cost approach. Under the cost-to-cost approach, recognized contract revenue is determined by multiplying the total estimated contract revenue by the estimated

Martin Marietta  |  Page 15

NOTES TO FINANCIAL STATEMENTS (continued)

percentage of completion. Contract costs are recognized as incurred. The percentage of completion is determined on a contract-by-contract basis using project costs incurred to date as a percentage of total estimated project costs. The Company believes the cost-to-cost approach is appropriate, as the use of asphalt in a paving contract is relatively consistent with the performance of the related paving services. Paving contracts, notably with governmental entities, may contain performance bonuses based on quality specifications. Given the uncertainty of meeting the criteria until the performance obligation is completed, performance bonuses are recognized as revenues when and if determined to be achieved. Performance bonuses were not material to the Company’s consolidated results of operations for the years ended December 31, 2018, 2017 and 2016. Freight revenues reflect delivery arranged by the Company using a third party on behalf of the customer and are recognized consistently with the timing of the product revenues.

Freight and Delivery Costs. Freight and delivery costs represent pass-through transportation costs incurred and paid by the Company to third-party carriers to deliver products to customers. These costs are then billed to the customers.

Cash and Cash Equivalents. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase. The Company manages its cash and cash equivalents to ensure short-term operating cash needs are met and excess funds are managed efficiently. When operating cash is not sufficient to meet current needs, the Company borrows money under its credit facilities. The Company utilizes excess cash to either pay down credit facility borrowings or invest in money market funds, money market demand deposit accounts or offshore time deposit accounts. Money market demand deposits and offshore time deposit accounts are exposed to bank solvency risk.

Accounts Receivable. Accounts receivable are stated at cost. The Company does not typically charge interest on customer accounts receivable. The Company records an allowance for doubtful accounts, which includes a provision for probable losses based on historical write offs and a specific reserve for accounts deemed at risk. The Company writes off accounts receivable as bad debt expense when it becomes probable, based upon customer facts and circumstances, that such amounts will not be collected.

Inventories Valuation. Inventories are stated at the lower of cost or net realizable value. Costs for finished products and in process inventories are determined by the first-in, first-out method. Carrying value for expendable parts and supplies are determined by the weighted-average cost method. The Company records an allowance for finished product inventories based on an analysis of inventory on hand in excess of historical sales for a twelve-month or five-year average period and future demand. The Company also establishes an allowance for expendable parts over five years old and supplies over one year old.

Post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventory production costs and recognized as incurred.

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

Martin Marietta  |  Page 16

NOTES TO FINANCIAL STATEMENTS (continued)

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

Goodwill and Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Other intangibles represent amounts assigned principally to contractual agreements and are amortized ratably over periods based on related contractual terms. If an other intangible asset is deemed to have an indefinite life, it is not amortized.

The Company’s reporting units, which represent the level at which goodwill is tested for impairment, are based on the operating segments of the Building Materials business. Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. Goodwill is tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents Step 1 of a two-step approach. However, prior to Step 1, the Company may perform an optional qualitative assessment and evaluate macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events. If the Company concludes it is more-likely-than-not (i.e., a likelihood of more than 50%) that a reporting unit’s fair value is higher than its carrying value, the Company does not perform any further goodwill impairment testing for that reporting unit. Otherwise, the Company proceeds to Step 1 of its goodwill impairment analysis. The Company may bypass the qualitative assessment for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. If the reporting unit’s fair value exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a Step 1 failure and will lead to an impairment charge.

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

Stock-Based Compensation. The Company has stock-based compensation plans for employees and its Board of Directors. The Company recognizes all forms of stock-based awards that vest as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period.

The fair value of restricted stock awards, incentive compensation stock awards and Board of Directors’ fees paid in the form of common stock are based on the closing price of the Company’s common stock on the awards’ respective grant dates. The fair value of performance stock awards is determined by a Monte Carlo simulation methodology.

In 2018, 2017 and 2016, the Company did not issue any stock options. For stock options issued prior to 2016, the Company used the accelerated expense recognition method. The accelerated recognition method requires stock options that vest ratably to be divided into tranches. The expense for each tranche is allocated to its particular vesting period.

Martin Marietta  |  Page 17

NOTES TO FINANCIAL STATEMENTS (continued)

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

Warranties. The Company’s construction contracts usually contain warranty provisions covering defects in materials, design or workmanship that generally run from nine months to one year after project completion. Due to the nature of its projects, including contract owner inspections of the work both during construction and prior to acceptance, the Company has not experienced material warranty costs for these short-term warranties and therefore does not believe an accrual for these costs is necessary. The ready mixed concrete product line carries a longer warranty period, for which the Company has accrued an estimate of warranty cost based on experience with the type of work and any known risks relative to the projects. These costs were not material to the Company’s consolidated results of operations for the years ended December 31, 2018, 2017 and 2016.

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

Martin Marietta  |  Page 18

NOTES TO FINANCIAL STATEMENTS (continued)

The components of the changes in accumulated other comprehensive loss and related cumulative noncurrent deferred tax assets are as follows:

years ended December 31 (add 000)	Pension and Postretirement Benefit Plans	Foreign Currency	Unamortized Value of Terminated Forward Starting Interest Rate Swap	Total

	2018

Accumulated other comprehensive loss at beginning of period	$(128,802)	$(22)	$(280)	$(129,104)

Other comprehensive loss before reclassifications, net of tax	(22,890)	(2,052)	–	(24,942)
Amounts reclassified from accumulated other comprehensive loss, net of tax	10,187	–	280	10,467

Other comprehensive (loss) earnings, net of tax	(12,703)	(2,052)	280	(14,475)

Accumulated other comprehensive loss at end of period	$(141,505)	$(2,074)	$–	$(143,579)

Cumulative noncurrent deferred tax assets at end of period	$84,207	$–	$–	$84,207

	2017

Accumulated other comprehensive loss at beginning of period	$(128,373)	$(1,162)	$(1,152)	$(130,687)

Other comprehensive (loss) earnings before reclassifications, net of tax	(8,062)	1,140	–	(6,922)
Amounts reclassified from accumulated other comprehensive loss, net of tax	7,633	–	872	8,505

Other comprehensive (loss) earnings, net of tax	(429)	1,140	872	1,583

Accumulated other comprehensive loss at end of period	$(128,802)	$(22)	$(280)	$(129,104)

Cumulative noncurrent deferred tax assets at end of period	$79,938	$–	$178	$80,116

	2016

Accumulated other comprehensive loss at beginning of period	$(103,380)	$(264)	$(1,978)	$(105,622)

Other comprehensive loss before reclassifications, net of tax	(31,678)	(898)	–	(32,576)
Amounts reclassified from accumulated other comprehensive loss, net of tax	6,685	–	826	7,511

Other comprehensive (loss) earnings, net of tax	(24,993)	(898)	826	(25,065)

Accumulated other comprehensive loss at end of period	$(128,373)	$(1,162)	$(1,152)	$(130,687)

Cumulative noncurrent deferred tax assets at end of period	$82,044	$–	$749	$82,793

Reclassifications out of accumulated other comprehensive loss are as follows:

years ended December 31 (add 000)	2018	2017	2016	Affected line items in the consolidated statements of earnings
Pension and postretirement benefit plans
Special plan termination benefit	$–	$–	$764
Settlement charge	2,936	21	115
Amortization of:
Prior service credit	(1,971)	(1,430)	(1,609)
Actuarial loss	12,619	13,774	11,575

	13,584	12,365	10,845	Other nonoperating income, net
Tax effect	(3,397)	(4,732)	(4,160)	Income tax expense (benefit)
Total	$10,187	$7,633	$6,685

Unamortized value of terminated forward starting interest rate swap
Additional interest expense	$458	$1,443	$1,367	Interest expense
Tax effect	(178)	(571)	(541)	Income tax expense (benefit)
Total	$280	$872	$826

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

The following table reconciles the numerator and denominator for basic and diluted earnings per common share:

years ended December 31
(add 000)	2018	2017	2016

Net earnings attributable to Martin Marietta	$469,998	$713,342	$425,386
Less: Distributed and undistributed earnings attributable to unvested participating securities	806	2,029	1,775
Basic and diluted net earnings attributable to common shareholders attributable to Martin Marietta	$469,192	$711,313	$423,611

Basic weighted-average common shares outstanding	62,895	62,932	63,610
Effect of dilutive employee and director awards	252	285	251
Diluted weighted-average common shares outstanding	63,147	63,217	63,861

New Accounting Pronouncements

Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which changes the evaluation and accounting for revenue recognition under contracts with customers and enhances financial statement disclosures. The Company implemented ASU 2014-09 using the modified-retrospective approach and applied the guidance only to contracts that were not completed at the date of adoption. The adoption had an immaterial impact on the Company’s financial position and results of operations but required new disclosures (see Note B).

Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments

Effective January 1, 2018, the Company adopted ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which provides clarification or additional guidance on certain transactions and its classification on the statement of cash flows on a retrospective basis. In accordance with the adoption of ASU 2016-15, the Company reclassified the net activity related to company-owned life insurance policies to investing activities from operating activities in the consolidated statements of cash flows. The reclassifications reduced net cash provided by operating activities and net cash used for investing activities by $280,000 and $293,000 for the years ended December 31, 2017 and 2016, respectively.

Pending Accounting Pronouncements

Lease Standard

In February 2016, the Financial Accounting Standards Board (FASB) issued a new accounting standard, Accounting Standards Codification 842 – Leases (ASC 842), intending to improve financial reporting of leases and to provide more transparency into off-balance sheet leasing obligations. The guidance requires virtually all leases, excluding mineral interest leases, to be recorded as right-of-use assets and lease liabilities on the balance sheet and provides guidance on the recognition of lease expense and income. Effective January 1, 2019, ASC 842 requires the modified-retrospective transition approach, applying the new standard to all leases existing at the date of initial application. An entity may use either 1) ASC 842’s effective date or 2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. The

Martin Marietta  |  Page 20

NOTES TO FINANCIAL STATEMENTS (continued)

Company adopted the new standard effective January 1, 2019 and used the effective date as the date of initial application.

The new standard provides a number of practical expedients for transition and policy elections for ongoing accounting. The Company elected the “package of practical expedients”, which permits the Company to not reassess its prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the practical expedient pertaining to the use of hindsight, which resulted in including renewal options in the lease term that were not previously included in historical lease terms under the guidance prior to ASC 842. While the adoption of ASC 842 does not impact the expense over the life of a lease, the inclusion of renewal options with fixed escalation clauses in the lease term may impact the timing of expense recognition. Additionally, the Company elected the practical expedient that allows it not to evaluate land easements that existed or expired before the adoption of ASC 842 and that were not previously accounted for as leases. The standard provides policy election options for recognition exemption for short-term leases and separation of lease and non-lease components. The Company elected the short-term lease recognition exemption and to not separate lease and non-lease components for all underlying asset classes with the exception of railcars and fleet leases.

The Company expects the adoption of ASC 842 to increase its assets and liabilities on its consolidated balance sheet in the range of $475,000,000 to $550,000,000 as of January

1, 2019 and to require additional footnote disclosures pertaining to leasing activities beginning with the quarter ending March 31, 2019.

Note B: Revenue Recognition

Performance Obligations. Performance obligations are contractual promises to transfer or provide a distinct good or service for a stated price. The Company’s product sales agreements are single-performance obligations that are satisfied at a point in time. Performance obligations within paving service agreements are satisfied over time, primarily ranging from one day to two years. For product revenues and freight revenues, customer payment terms are generally 30 days from invoice date. Customer payments for the paving operations are based on a contractual billing schedule and are due 30 days from invoice date.

Future revenues from unsatisfied performance obligations at December 31, 2018, 2017 and 2016 were $78,142,000, $66,956,000 and $74,146,000, respectively, where the remaining periods to complete these obligations ranged from two months to 22 months, one month to 23 months and one month to 33 months, respectively.

Sales Taxes. The Company is deemed to be an agent when collecting sales taxes from customers. Sales taxes collected are initially recorded as liabilities until remitted to taxing authorities and are not reflected in the consolidated statements of earnings as revenues and expenses.

Revenue by Category. The following table presents the Company’s total revenues by category for each reportable segment:

year ended December 31	Products and Services	Freight	Total
(add 000)	2018
Mid-America Group	$1,133,754	$89,482	$1,223,236
Southeast Group	409,543	13,839	423,382
West Group	2,168,418	141,506	2,309,924
Total Building Materials Business	3,711,715	244,827	3,956,542
Magnesia Specialties	268,636	19,087	287,723
Total	$3,980,351	$263,914	$4,244,265

		2017
Mid-America Group	$982,214	$71,112	$1,053,326
Southeast Group	348,675	13,880	362,555
West Group	2,139,867	139,856	2,279,723
Total Building Materials Business	3,470,756	224,848	3,695,604
Magnesia Specialties	252,722	17,268	269,990
Total	$3,723,478	$242,116	$3,965,594

		2016
Mid-America Group	$945,193	$71,905	$1,017,098
Southeast Group	304,722	16,356	321,078
West Group	2,086,351	137,164	2,223,515
Total Building Materials Business	3,336,266	225,425	3,561,691
Magnesia Specialties	242,384	14,674	257,058
Total	$3,578,650	$240,099	$3,818,749

Martin Marietta  |  Page 21

NOTES TO FINANCIAL STATEMENTS (continued)

Service revenues, which solely include the paving operations located in Colorado, were $219,593,000, $245,276,000 and $216,827,000 for the years ended December 31, 2018, 2017 and 2016, respectively.

Contract Balances. Costs in excess of billings relate to the conditional right to consideration for completed contractual performance and are contract assets on the consolidated balance sheets. Costs in excess of billings are reclassified to accounts receivable when the right to consideration becomes unconditional. Billings in excess of costs relate to customers invoiced in advance of contractual performance and are contract liabilities on the consolidated balance sheets. The following table presents information about the Company’s contract balances:

December 31
(add 000)	2018	2017
Costs in excess of billings	$1,975	$1,310
Billings in excess of costs	$6,743	$7,204

Revenues recognized from the beginning balance of contract liabilities for the years ended December 31, 2018 and 2017 were $6,831,000 and $8,265,000, respectively.

Retainage, which primarily relates to the paving services, represents amounts that have been billed to customers but payment withheld until final acceptance of the performance obligation by the customer. Included on the Company’s consolidated balance sheets, retainage was $7,528,000 and $9,029,000 at December 31, 2018 and 2017, respectively.

Policy Elections. When the Company arranges third party freight to deliver products to customers, the Company has elected the delivery to be a fulfillment activity rather than a separate performance obligation. Further, the Company acts as a principal in the delivery arrangements and, as required by ASU 2014-09, the related revenues and costs are presented gross and are included in the consolidated statements of earnings.

Note C: Goodwill and Other Intangible Assets

The following table shows the changes in goodwill by reportable segment and in total:

	Mid- America Group	Southeast Group	West Group	Total
December 31
(add 000)	2018
Balance at beginning of period	$281,403	$50,346	$1,828,541	$2,160,290
Acquisitions	150,552	94,774	–	245,326
Goodwill allocated to assets held for sale	–	–	(5,571)	(5,571)
Divestitures	–	(927)	–	(927)
Balance at end of period	$431,955	$144,193	$1,822,970	$2,399,118

		2017
Balance at beginning of period	$281,403	$50,346	$1,827,588	$2,159,337
Acquisitions	–	–	230	230
Purchase price adjustments	–	–	723	723
Balance at end of period	$281,403	$50,346	$1,828,541	$2,160,290

Intangible assets subject to amortization consist of the following:

December 31 (add 000)	Gross Amount	Accumulated Amortization	Net Balance
	2018
Noncompetition agreements	$6,314	$(6,179)	$135
Customer relationships	65,550	(25,575)	39,975
Operating permits	458,951	(36,111)	422,840
Use rights and other	16,745	(11,243)	5,502
Trade names	12,800	(9,697)	3,103
Total	$560,360	$(88,805)	$471,555

		2017
Noncompetition agreements	$6,274	$(6,144)	$130
Customer relationships	45,955	(17,551)	28,404
Operating permits	458,951	(26,435)	432,516
Use rights and other	16,745	(10,176)	6,569
Trade names	12,800	(7,947)	4,853
Total	$540,725	$(68,253)	$472,472

Martin Marietta  |  Page 22

NOTES TO FINANCIAL STATEMENTS (continued)

Intangible assets deemed to have an indefinite life and not being amortized consist of the following:

December 31 (add 000)	Building Materials Business	Magnesia Specialties	Total
	2018
Operating permits	$6,600	$–	$6,600
Use rights	20,282	–	20,282
Trade names	280	2,565	2,845
Total	$27,162	$2,565	$29,727

		2017
Operating permits	$6,600	$–	$6,600
Use rights	24,432	–	24,432
Trade names	280	2,565	2,845
Total	$31,312	$2,565	$33,877

During 2018, the Company acquired $21,760,000 of intangible assets, consisting of the following:

(add 000, except year data)	Amount	Weighted-average amortization period
Subject to amortization:
Customer relationships	$20,620	12 years
Noncompletion agreements	40	10 years
Total subject to amortization	20,660	12 years

Not subject to amortization:
Use rights	1,100	N/A
Total	$21,760

Total amortization expense for intangible assets for the years ended December 31, 2018, 2017 and 2016 was $13,911,000, $14,178,000 and $13,922,000, respectively.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(add 000)
2019	$13,203
2020	13,168
2021	12,462
2022	11,036
2023	10,592
Thereafter	411,094
Total	$471,555

Note D: Business Combinations

On April 27, 2018, the Company completed its acquisition of all of the equity interests in Bluegrass Materials Company (Bluegrass), the largest privately-held, pure-play aggregates company in the United States, for $1,617,357,000 in cash. Bluegrass’ operations included 22 active sites with more than 125 years of reserves, collectively, in Georgia, South Carolina, Tennessee, Maryland, Kentucky and Pennsylvania. These operations complement the Company’s existing southeastern footprint in its Mid-America and Southeast Groups and provide a new growth platform within Maryland and Kentucky. The Company reached an agreement with the U.S. Department of Justice (DOJ), approved by the federal district court for the District of Columbia, which resolved all competition issues with respect to the acquisition. Under the terms of the agreement with the DOJ, Martin Marietta divested its heritage Forsyth aggregates quarry, north of Atlanta, Georgia, and the legacy Bluegrass Beaver Creek aggregates quarry in western Maryland. In connection with the sale of its Forsyth quarry, the Company recognized a pretax gain of $14,785,000, which is included in acquisition-related expenses, net, in the consolidated statements of earnings and comprehensive earnings. There was no gain or loss on the Beaver Creek divestiture.

The Bluegrass acquisition was a stock transaction wherein the Company acquired 100% of the voting interest of the owners. The Company acquired cash, accounts receivable; inventories; property, plant and equipment, which primarily consists of mineral reserves; intangible assets; prepaid and other assets; and assumed accounts payable; accrued liabilities and deferred tax liabilities, net. The Company did not assume any of Bluegrass’ outstanding debt.

The Company determined fair values of the assets acquired and liabilities assumed. Although initial accounting for the business combination has been recorded, these amounts are subject to change during the measurement period which extends no longer than one year from the consummation date based on additional reviews, such as completion of deferred tax estimates based on the determination of the historic tax basis in assets acquired. Specific accounts subject to ongoing purchase accounting adjustments include goodwill and deferred income tax liabilities, net. Therefore, the measurement period remains open as of December 31, 2018. The following is a summary of the preliminary estimated fair values of the assets acquired and the liabilities assumed:

Martin Marietta  |  Page 23

NOTES TO FINANCIAL STATEMENTS (continued)

(add 000)
Assets:
Cash and cash equivalents	$1,159
Receivables	25,479
Inventory	46,635
Other current assets	1,029
Property, plant and equipment	1,519,289
Intangible assets, other than goodwill	20,150
Goodwill	244,615
Total Assets	1,858,356
Liabilities:
Accounts payable and accrued expenses	17,978
Deferred income tax liabilities, net	214,020
Noncontrolling interest	9,001
Total Liabilities	240,999
Total Consideration	$1,617,357

Goodwill represents the excess purchase price over the fair values of assets acquired and liabilities assumed and reflects projected operating synergies from the transaction, including expected overhead savings. None of the goodwill generated by the transaction will be deductible for income tax purposes.

Total revenues and earnings from operations attributable to acquired operations included in the consolidated statement of earnings for the year ended December 31, 2018 were $172,015,000 and $32,364,000, respectively.

Acquisition-related expenses, primarily related to Bluegrass, were $28,264,000 and $8,638,000 for the years ended December 31, 2018 and 2017, respectively.

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information summarizes the combined results of operations for the Company and Bluegrass as though the companies were combined as of January 1, 2017. Financial information for periods prior to the April 27, 2018 acquisition date included in the pro forma earnings does not reflect any cost savings or associated costs to achieve such savings from operating efficiencies or synergies that result from the combination. Consistent with the assumed acquisition date of January 1, 2017, the pro forma financial results for the year ended December 31, 2017 include acquisition-related expenses of $28,088,000, the $14,785,000 gain on the required divestiture of assets and the one-time $18,738,000 increase in cost of sales for the sale of acquired inventory marked up to fair value as part of acquisition accounting.

The pro forma financial information does do not purport to project the future financial position or operating results of the combined company. The pro forma financial information as presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal year 2017.

year ended December 31 (add 000)	2018	2017
Total revenues	$4,299,673	$4,178,627
Net earnings attributable to
Martin Marietta	$489,526	$691,719
Diluted earnings per share	$7.75	$10.94

On August 31, 2018, the Company purchased the remaining noncontrolling interest in a consolidated joint venture where the controlling interest was acquired as part of the Bluegrass acquisition.

Note E: Accounts Receivable, Net

December 31 (add 000)	2018	2017
Customer receivables	$514,094	$480,073
Other current receivables	12,535	9,557
	526,629	489,630
Less: allowances	(3,353)	(2,390)
Total	$523,276	$487,240

Of the total accounts receivable, net, balances, $2,478,000 and $2,819,000 at December 31, 2018 and 2017, respectively, were due from unconsolidated affiliates.

Note F: Inventories, Net

December 31 (add 000)	2018	2017
Finished products	$615,719	$552,999
Products in process and raw materials	66,920	62,761
Supplies and expendable parts	139,566	128,792
	822,205	744,552
Less: allowances	(159,170)	(143,961)
Total	$663,035	$600,591

Note G: Property, Plant and Equipment, Net

December 31 (add 000)	2018	2017
Land and land improvements	$1,089,675	$974,622
Mineral reserves and interests	2,506,817	1,162,289
Buildings	162,098	154,564
Machinery and equipment	4,357,705	4,006,619
Construction in progress	178,668	199,973
	8,294,963	6,498,067
Less: accumulated depreciation, depletion and amortization	(3,137,734)	(2,905,254)
Total	$5,157,229	$3,592,813

Martin Marietta  |  Page 24

NOTES TO FINANCIAL STATEMENTS (continued)

Included in these amounts are the gross asset value and accumulated amortization for machinery and equipment recorded under capital leases at December 31 as follows:

(add 000)	2018	2017
Machinery and equipment under capital leases	$24,931	$23,919
Less: accumulated amortization	(14,524)	(11,243)
Total	$10,407	$12,676

Depreciation, depletion and amortization expense related to property, plant and equipment was $326,099,000, $279,808,000 and $268,935,000 for the years ended December 31, 2018, 2017 and 2016, respectively. Depreciation, depletion and amortization expense includes amortization of machinery and equipment under capital leases.

Interest expense of $3,017,000, $3,616,000 and $3,543,000 was capitalized during 2018, 2017 and 2016, respectively.

At December 31, 2018 and 2017, $56,235,000 and $57,665,000, respectively, of the Building Materials business’ net property, plant and equipment were located in foreign countries, namely the Bahamas and Canada.

Note H: Long-Term Debt

December 31 (add 000)	2018	2017
4.25% Senior Notes, due 2024	$396,398	$395,814
7% Debentures, due 2025	124,272	124,180
3.450% Senior Notes, due 2027	296,939	296,628
3.500% Senior Notes, due 2027	494,765	494,352
6.25% Senior Notes, due 2037	228,094	228,033
4.250% Senior Notes, due 2047	591,541	591,688
Floating Rate Senior Notes, due 2019, interest rate of 3.29% and 2.13% at December 31, 2018 and 2017, respectively	299,260	298,102
Floating Rate Senior Notes, due 2020, interest rate of 3.30% and 2.10% at December 31, 2018 and 2017, respectively	298,956	298,227
6.60% Senior Notes, due 2018	–	299,871
Trade Receivable Facility, interest rate of 3.07% at December 31, 2018	390,000	–
Other notes	256	308
Total	3,120,481	3,027,203
Less: current maturities	(390,042)	(299,909)
Long-term debt	$2,730,439	$2,727,294

The Company’s 4.25% Senior Notes due 2024, 7% Debentures due 2025, 3.450% Senior Notes due 2027, 3.500% Senior Notes due 2027, 6.25% Senior Notes due 2037, 4.250% Senior Notes due 2047, Floating Rate Senior Notes due 2019 and Floating Rate Senior Notes due 2020 (collectively, the “Senior Notes”) are senior unsecured obligations of the Company, ranking equal in right of payment with the Company’s existing and future unsubordinated indebtedness. Upon a change-of-control repurchase event and a resulting below-investment-grade credit rating, the Company would be required to make an offer to repurchase all outstanding Senior Notes, with the exception of the 7% Debentures due 2025, at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest.

On May 22, 2017, the Company issued $300,000,000 aggregate principal amount of Floating Rate Senior Notes due in 2020 (the “2020 Floating Rate Notes”) and $300,000,000 aggregate principal amount of 3.450% Senior Notes due in 2027 (the “3.45% Senior Notes”). The 3.45% Senior Notes may be redeemed in whole or in part prior to March 1, 2027 at a make-whole redemption price, or on or after March 1, 2027 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, and in either case plus unpaid interest. The 2020 Floating Rate Notes bear interest at a rate, reset quarterly, equal to the three-month London Interbank Offered Rate (LIBOR) for U.S. Dollars plus 0.65% (or 65 basis points) and may not be redeemed prior to their stated maturity date of May 22, 2020.

On December 20, 2017, the Company issued $300,000,000 aggregate principal amount of Floating Rate Senior Notes due 2019 (the “2019 Floating Rate Notes”), $500,000,000 aggregate principal amount of 3.50% Senior Notes due 2027 (the “2027 3.50% Fixed Rate Notes”) and $600,000,000 aggregate principal amount of 4.25% Senior Notes due 2047 (the “2047 Fixed Rate Notes”). The net proceeds of the offering were used to finance, in part, the Bluegrass acquisition and to repay the $300,000,000 6.60% Senior Notes that matured April 15, 2018. The Company may not redeem the 2019 Floating Rate Notes prior to their stated maturity date of December 20, 2019.

The Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. With the exception of the 2019 Floating Rate Senior Notes and the 2020 Floating Rate

Martin Marietta  |  Page 25

NOTES TO FINANCIAL STATEMENTS (continued)

Senior Notes the Senior Notes are redeemable prior to their respective maturity dates at a make-whole redemption price. The principal amount, effective interest rate and maturity date for the Senior Notes are as follows:

	Principal Amount (add 000)	Effective Interest Rate	Maturity Date
4.25% Senior Notes	$400,000	4.25%	July 2, 2024
7% Debentures	$125,000	7.12%	December 1, 2025
3.450% Senior Notes	$300,000	3.47%	June 1, 2027
3.500% Senior Notes	$500,000	3.53%	December 15, 2027
6.25% Senior Note	$230,000	6.45%	May 1, 2037
4.250% Senior Notes	$600,000	4.27%	December 15, 2047
Floating Rate Senior Notes, due 2019	$300,000	Three-month LIBOR + 0.50%	December 20, 2019
Floating Rate Senior Notes, due 2020	$300,000	Three-month LIBOR + 0.65%	May 22, 2020

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

The Credit Agreement requires the Company’s ratio of consolidated net debt-to-consolidated earnings before interest, taxes, depreciation, depletion and amortization (EBITDA), as defined, for the trailing-twelve months (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio debt incurred in connection with certain acquisitions during the quarter or three preceding quarters so long as the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if no amounts are outstanding under both the Revolving Facility and the trade receivable securitization facility (discussed later), consolidated debt, including debt for which the Company is a co-borrower (see Note O), may be reduced by the Company’s unrestricted cash and cash equivalents in excess of $50,000,000, such reduction not to exceed $200,000,000, for purposes of the covenant calculation. The Company was in compliance with the Ratio at December 31, 2018.

On December 20, 2018, the Company extended its Revolving Facility by one year. The Revolving Facility expires on December 5, 2023, with any outstanding principal amounts, together with interest accrued thereon, due in full on that date. Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Company under the Revolving Facility. At December 31, 2018 and 2017, the Company had $2,301,000 of outstanding letters of credit issued under the Revolving Facility and $697,699,000 available for borrowing under the Revolving Facility. The Company paid the bank group an upfront loan commitment fee that is being amortized over the life of the Revolving Facility. The Revolving Facility includes an annual facility fee.

The Company, through a wholly-owned special-purpose subsidiary, has a $400,000,000 trade receivable securitization facility (the “Trade Receivable Facility”). On September 25, 2018, the Company extended the maturity to September 25, 2019. The Trade Receivable Facility, with SunTrust Bank, Regions Bank, PNC Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, and certain other lenders that may become a party to the facility from time to time, is backed by eligible trade receivables, as defined. Borrowings are limited to the lesser of the facility limit or the borrowing base, as defined. These receivables are originated by the Company and then sold or contributed to the wholly-owned special-purpose subsidiary. The Company continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. Borrowings under the Trade Receivable Facility bear interest at a rate equal to one-month LIBOR plus 0.725%, subject to change in the event that this rate no longer reflects the lender’s cost of lending. The Trade Receivable Facility contains a cross-default provision to the Company’s other debt agreements.

The Company’s long-term debt maturities for the five years following December 31, 2018, and thereafter are:

(add 000)
2019	$390,042
2020	299,015
2021	65
2022	90
2023	299,260
Thereafter	2,132,009
Total	$3,120,481

The 2019 Floating Rate Notes mature December 20, 2019. The Company has classified these obligations as noncurrent long-term debt on the consolidated balance sheets as of

Martin Marietta  |  Page 26

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2018 as it has the ability and intent to refinance the notes on a long-term basis. For the debt maturity schedule, the 2019 Floating Rate Notes are included in 2023.

The Company has a $5,000,000 short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2018 or 2017.

Accumulated other comprehensive loss includes the unamortized value of terminated forward starting interest rate swap agreements. For the years ended December 31, 2018, 2017 and 2016, the Company recognized $458,000, $1,443,000 and $1,367,000, respectively, as additional interest expense.

Note I: Financial Instruments

The Company’s financial instruments include temporary cash investments, accounts receivable, notes receivable, accounts payable, publicly-registered long-term notes, debentures and other long-term debt.

Temporary cash investments are placed primarily in money market funds, money market demand deposit accounts or offshore time deposit accounts with financial institutions. The Company’s cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

Accounts receivable are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, accounts receivable are more heavily concentrated in certain states, namely Texas, Colorado, North Carolina, Georgia and Iowa. The estimated fair values of accounts receivable approximate their carrying amounts.

Notes receivable are primarily promissory notes with customers and are not publicly traded. Management estimates that the fair value of notes receivable approximates its carrying amount.

Accounts payable represent amounts owed to suppliers and vendors. The estimated fair value of accounts payable approximates its carrying amount due to the short-term nature of the payables.

The carrying values and fair values of the Company’s long-term debt were $3,120,481,000 and $3,012,224,000, respectively, at December 31, 2018 and $3,027,203,000 and $3,144,902,000, respectively, at December 31, 2017.

The estimated fair value of the Company’s publicly-registered long-term debt was estimated based on Level 2 of the fair value hierarchy using quoted market prices. The estimated fair values of other borrowings, which primarily represent variable-rate debt, approximate their carrying amounts as the interest rates reset periodically.

Note J: Income Taxes

The components of the Company’s income tax expense (benefit) are as follows:

years ended December 31 (add 000)	2018	2017	2016
Federal income taxes:
Current	$15,285	$129,236	$97,975
Deferred	69,599	(239,304)	68,899
Total federal income taxes	84,884	(110,068)	166,874
State income taxes:
Current	5,986	14,843	15,189
Deferred	14,134	(882)	(1,149)
Total state income taxes	20,120	13,961	14,040
Foreign income taxes:
Current	(1,354)	1,175	1,064
Deferred	2,055	475	(394)
Total foreign income taxes	701	1,650	670
Income tax expense (benefit)	$105,705	$(94,457)	$181,584

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”). The 2017 Tax Act included provisions that lowered the federal statutory corporate income tax rate from 35% to 21% beginning in 2018, imposed a one-time transition tax on mandatory deemed repatriation of undistributed net earnings and changed how foreign earnings are subject to U.S. tax. U.S. GAAP generally requires the effects of a tax law change to be recorded as a component of income tax expense in the period of enactment. However, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allowed companies to record provisional amounts during a measurement period of up to one year from enactment where the necessary information was not available to complete the accounting for certain income tax effects of the 2017 Tax Act.

The Company recognized, on a provisional basis, a net tax benefit of $258,103,000 related to the 2017 Tax Act for the remeasurement of deferred tax assets and liabilities in its consolidated financial statements for the year ended December 31, 2017. In accordance with the provisions of SAB 118, the Company completed the accounting for the impact of the 2017 Tax Act during the year ended December 31, 2018, and as a result recognized income tax expense of $1,147,000 for the transition tax on

Martin Marietta  |  Page 27

NOTES TO FINANCIAL STATEMENTS (continued)

mandatory deemed repatriation of undistributed foreign earnings; income tax expense of $1,481,000 for the write off of deferred tax assets that will not be realized due to changes in the deductibility of executive compensation; and an income tax benefit of $21,514,000 primarily related to the accelerated deductions for pension funding, inventory and insurance prepayments that were claimed on the Company’s 2017 income tax returns.

Effective January 1, 2018, global intangible low-taxed income (GILTI) earned by controlled foreign corporations must be included in the income of the U.S. shareholder. Under U.S. GAAP, an accounting policy choice is required to either (1) treat taxes due on future U.S. inclusions related to GILTI as a current period expense when incurred or (2) factor such amounts into a company’s measurement of its deferred taxes. The Company has elected to treat GILTI as a current period expense.

For the years ended December 31, 2018 and 2016, the benefit related to the utilization of federal net operating loss (NOL) carryforwards, reflected in current tax expense, was $5,794,000 and $11,852,000, respectively.

For the year ended December 31, 2016, excess tax benefits attributable to stock-based compensation transactions that were recorded to shareholders’ equity amounted to $6,792,000.

For the years ended December 31, 2018, 2017 and 2016, foreign pretax earnings were $5,718,000, $10,566,000 and $3,865,000, respectively.

The Company’s effective income tax rate varied from the statutory United States income tax rate because of the following tax differences:

years ended December 31	2018	2017	2016
Statutory income tax rate	21.0%	35.0%	35.0%
(Reduction) increase resulting from:
Impact from 2017 Tax Act	(3.3)	(41.7)	–
Effect of statutory depletion	(3.4)	(5.6)	(5.4)
State income taxes, net of federal tax benefit	2.8	1.5	1.5
Stock based compensation	(0.5)	(1.0)	(0.1)
Domestic production deduction	–	(2.2)	(2.0)
Other items	1.7	(1.3)	0.9
Effective income tax rate	18.3%	(15.3%)	29.9%

The change in the effective income tax rate in 2017 and the lower effective income tax rate in 2018, as compared with 2016, is attributable to the impact of the 2017 Tax Act. The statutory depletion deduction for all years is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, the impact of changes in the sales volumes and earnings may not proportionately affect the Company’s statutory depletion deduction and the corresponding impact on the effective income tax rate.

The Company was entitled to receive a 9% tax deduction related to income from domestic (i.e., United States) production activities in 2017 and 2016. The deduction reduced income tax expense and increased consolidated net earnings by $15,461,000, or $0.25 per diluted share, in 2017 and $13,583,000, or $0.21 per diluted share, in 2016. The domestic production deduction was eliminated by the 2017 Tax Act and will not generate a tax benefit in 2018 and beyond.

The principal components of the Company’s deferred tax assets and liabilities are as follows:

	Deferred
December 31	Assets (Liabilities)
(add 000)	2018	2017
Deferred tax assets related to:
Employee benefits	$–	$16,059
Inventories	52,618	56,242
Valuation and other reserves	22,359	22,989
Net operating loss carryforwards	10,990	11,780
Accumulated other comprehensive loss	84,207	80,116
Other items, net	3,052	3,963
Gross deferred tax assets	173,226	191,149
Valuation allowance on deferred tax assets	(8,604)	(10,349)
Total net deferred tax assets	164,622	180,800
Deferred tax liabilities related to:
Property, plant and equipment	(478,329)	(407,400)
Partnerships and joint ventures	(204,315)	(15,617)
Goodwill and other intangibles	(170,538)	(168,506)
Employee benefits	(17,004)	–
Total deferred tax liabilities	(870,186)	(591,523)
Deferred income taxes, net	$(705,564)	$(410,723)

The Company had $3,219,000 of domestic federal NOL carryforwards at December 31, 2018. The Company had domestic state NOL carryforwards of $168,060,000 and $197,916,000 at December 31, 2018 and 2017, respectively. These carryforwards have various expiration dates through 2037. At December 31, 2018 and 2017, deferred tax assets associated with these carryforwards were $10,990,000 and $11,780,000, respectively, net of the federal benefit of the state deduction, for which valuation allowances of $8,576,000 and $10,085,000, respectively, were recorded. The Company also had domestic tax credit carryforwards of $993,000 and $1,342,000 at December 31, 2018 and 2017, respectively,

Martin Marietta  |  Page 28

NOTES TO FINANCIAL STATEMENTS (continued)

which expire in 2036. At December 31, 2018 and 2017, deferred tax assets associated with these carryforwards were $784,000 and $1,060,000, respectively, net of the federal benefit of the state deduction, for which valuation allowances of $28,000 and $264,000, respectively, were recorded.

Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared with the straight-line method for financial reporting purposes.

Deferred tax liabilities for partnerships and joint ventures relate to the difference between the tax basis in partnerships and joint ventures when compared to the basis for financial reporting purposes. The increase in 2018 was a result of the Bluegrass acquisition, as this business is a partnership for income tax purposes.

Deferred tax liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes, while amortization continues for income tax purposes.

The change in deferred taxes for employee benefits was primarily driven by the additional pension funding in 2018 for the 2017 plan year.

The Company expects to permanently reinvest the earnings from its wholly-owned Canadian and Bahamian subsidiaries, and accordingly, has not provided deferred taxes on the subsidiaries’ undistributed net earnings or basis differences. The Company believes that the tax liability that would be incurred upon repatriation is immaterial at December 31, 2018.

The following table summarizes the Company’s unrecognized tax benefits, excluding interest and correlative effects:

years ended December 31 (add 000)	2018	2017	2016
Unrecognized tax benefits at beginning of year	$22,367	$21,807	$18,727
Gross increases – tax positions in prior years	944	1,396	2,401
Gross decreases – tax positions in prior years	–	(672)	(1,924)
Gross increases – tax positions in current year	1,802	4,961	4,650
Gross decreases – tax positions in current year	(1,013)	(946)	(2,047)
Lapse of statute of limitations	–	(4,179)	–
Unrecognized tax benefits at end of year	$24,100	$22,367	$21,807

Amount that, if recognized, would favorably impact the effective tax rate	$12,820	$10,399	$11,603

Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not initiated by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities. The accrual is not expected to materially change in the next twelve months.

For the year ended December 31, 2017, $3,922,000 was reversed into income upon the statute of limitations expiration for the 2010 through 2013 tax years.

The Company’s tax years subject to federal, state or foreign examinations are 2011 through 2018.

Note K: Retirement Plans, Postretirement and Postemployment Benefits

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

Martin Marietta  |  Page 29

NOTES TO FINANCIAL STATEMENTS (continued)

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

The net periodic retirement benefit cost of defined benefit plans includes the following components:

years ended December 31 (add 000)	2018	2017	2016
Service cost	$31,624	$26,805	$22,167
Interest cost	33,209	36,101	35,879
Expected return on assets	(46,011)	(39,759)	(37,699)
Amortization of:
Prior service cost	104	311	350
Actuarial loss	12,830	14,138	12,074
Transition asset	(1)	(1)	(1)
Settlement charge	2,936	21	124
Termination benefit charge	–	–	764
Net periodic benefit cost	$34,691	$37,616	$33,658

The components of net periodic benefit cost other than service cost are included in the line item Other nonoperating (income) and expenses, net, in the consolidated statements of earnings.

The expected return on assets is calculated by applying an annually selected expected rate of return assumption to the estimated fair value of the plan assets, giving consideration to contributions and benefits paid. The termination benefit charge represents the increased benefits payable to former Texas Industries, Inc. (TXI) executives as part of their change-in-control agreements.

The Company recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (add 000)	2018	2017	2016
Actuarial loss	$32,214	$13,343	$52,028
Net prior service cost	3	–	–
Amortization of:
Prior service cost	(104)	(311)	(350)
Actuarial loss	(12,830)	(14,138)	(12,074)
Transition asset	1	1	1
Special plan termination benefits	–	–	(764)
Settlement charge	(2,936)	(21)	(124)
Total	$16,348	$(1,126)	$38,717

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31	2018		2017
(add 000)	Gross	Net of tax	Gross	Net of tax
Prior service cost	$14	$9	$115	$71
Actuarial loss	233,688	146,588	217,240	134,066
Transition asset	(5)	(3)	(6)	(4)
Total	$233,697	$146,594	$217,349	$134,133

The prior service cost, actuarial loss and transition asset expected to be recognized in net periodic benefit cost during 2019 are $8,000 (net of deferred taxes of $2,000), $15,727,000 (net of deferred taxes of $3,893,000) and $1,000, respectively. These amounts are included in accumulated other comprehensive loss at December 31, 2018.

The defined benefit plans’ change in projected benefit obligation is as follows:

years ended December 31 (add 000)	2018	2017
Net projected benefit obligation at beginning of year	$879,335	$831,849
Service cost	31,624	26,805
Interest cost	33,209	36,101
Actuarial (gain) loss	(54,621)	56,675
Plan amendment	3	–
Gross benefits paid	(41,654)	(72,095)
Net projected benefit obligation at end of year	$847,896	$879,335

Martin Marietta  |  Page 30

NOTES TO FINANCIAL STATEMENTS (continued)

The Company’s change in plan assets, funded status and amounts recognized on the Company’s consolidated balance sheets are as follows:

years ended December 31 (add 000)	2018	2017
Change in plan assets:
Fair value of plan assets at beginning of year	$638,106	$596,207
Actual return on plan assets, net	(40,823)	83,091
Employer contributions	162,281	30,903
Gross benefits paid	(41,654)	(72,095)
Fair value of plan assets at end of year	$717,910	$638,106

December 31 (add 000)	2018	2017
Funded status of the plan at end of year	$(129,986)	$(241,229)
Accrued benefit cost	$(129,986)	$(241,229)

December 31 (add 000)	2018	2017
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(8,992)	$(11,092)
Noncurrent liability	(120,994)	(230,137)
Net amount recognized at end of year	$(129,986)	$(241,229)

The accumulated benefit obligation for all defined benefit pension plans was $771,921,000 and $792,912,000 at December 31, 2018 and 2017, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31 (add 000)	2018	2017
Projected benefit obligation	$98,729	$879,335
Accumulated benefit obligation	$85,548	$792,912
Fair value of plan assets	$560	$638,106

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2018	2017
Discount rate	4.38%	3.76%
Rate of increase in future compensation levels	4.50%	4.50%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 are:

	2018	2017	2016
Discount rate	3.76%	4.29%	4.67%
Rate of increase in future compensation levels	4.50%	4.50%	4.50%
Expected long-term rate of return on assets	6.75%	6.75%	7.00%

The expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.

For 2018 and 2017, the Company estimated the remaining lives of participants in the pension plans using the RP-2014 Base Table. The no-collar table was used for salaried participants and the blue-collar table, reflecting the experience of the Company’s participants, was used for hourly participants. The Company used mortality improvement scales MP-2018 and MP-2017 for the years 2018 and 2017, respectively. The change in mortality improvement scale in 2018 did not have a material impact on the projected benefit obligation.

The target allocation for 2018 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets
	2018	December 31
	Target
Asset Class	Allocation	2018	2017
Equity securities	56%	57%	57%
Debt securities	30%	32%	29%
Hedge funds	4%	6%	7%
Real estate	10%	5%	7%
Total	100%	100%	100%

The Company’s investment strategy is for approximately 45% of equity securities, excluding hedge funds and real estate, to be invested in mid-sized to large capitalization U.S. funds, with the remaining invested in small capitalization, emerging markets and international funds. Debt securities, or fixed income investments, are invested in funds benchmarked to the Barclays U.S. Aggregate Bond Index.

Martin Marietta  |  Page 31

NOTES TO FINANCIAL STATEMENTS (continued)

The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

	Fair Value Measurement
December 31 (add 000)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value	Total Fair Value
	2018
Equity securities[1]:
Mid-sized to large cap	$–	$–	$–	$196,475	$196,475
Small cap, international and emerging growth funds	–	–	–	210,371	210,371
Debt securities[1]:
Core fixed income	–	–	–	228,194	228,194
Real estate	–	–	–	35,553	35,553
Hedge funds	–	–		44,453	44,453
Cash equivalents	2,864	–	–	–	2,864
Total	$2,864	$–	$–	$715,046	$717,910

			2017
Equity securities[1]:
Mid-sized to large cap	$–	$–	$–	$177,497	$177,497
Small cap, international and emerging growth funds	–	–	–	186,272	186,272
Debt securities[1]:
Core fixed income	–	–	–	182,225	182,225
Real estate	–	–	–	46,467	46,467
Hedge funds	–	–	–	45,604	45,604
Cash equivalents	41	–	–	–	41
Total	$41	$–	$–	$638,065	$638,106

[1]

These investments are common collective investment trusts valued using the net asset value (NAV) unit price provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund.

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

In 2018 and 2017, the Company made combined pension plan and SERP contributions of $162,281,000 and $30,903,000, respectively. The Company currently estimates that it will contribute $32,022,000 to its pension plans in 2019.

The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2019	$40,835
2020	$42,908
2021	$44,237
2022	$45,848
2023	$47,170
Years 2024 - 2028	$260,117

Postretirement Benefits. The net periodic postretirement benefit credit for postretirement plans includes the following components:

Martin Marietta  |  Page 32

NOTES TO FINANCIAL STATEMENTS (continued)

years ended December 31
(add 000)	2018	2017	2016
Service cost	$77	$80	$85
Interest cost	519	727	863
Amortization of:
Prior service credit	(2,074)	(1,741)	(1,959)
Actuarial gain	(211)	(364)	(499)
Settlement credit	–	–	(9)
Total net periodic benefit credit	$(1,689)	$(1,298)	$(1,519)

The components of net periodic benefit credit other than service cost are included in the line item Other nonoperating (income) and expenses, net, in the consolidated statements of earnings.

The Company recognized the following amounts in consolidated comprehensive earnings:

years ended December 31
(add 000)	2018	2017	2016
Actuarial (gain) loss	$(1,700)	$1,236	$686
Net prior service credit	–	(3,902)	(1,326)
Settlement credit	–	–	9
Amortization of:
Prior service credit	2,074	1,741	1,959
Actuarial gain	211	364	499
Total	$585	$(561)	$1,827

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit credit or cost:

December 31	2018		2017
(add 000)	Gross	Net of tax	Gross	Net of tax
Prior service credit	$ (3,747)	$ (2,388)	$(6,314)	$ (3,899)
Actuarial gain	(4,238)	(2,701)	(2,256)	(1,393)
Total	$ (7,985)	$ (5,089)	$(8,570)	$ (5,292)

The prior service credit and actuarial gain expected to be recognized in net periodic benefit cost during 2019 is $762,000 (net of deferred taxes of $189,000) and $473,000 (net of deferred taxes of $117,000), respectively, and are included in accumulated other comprehensive loss at December 31, 2018.

The postretirement health care plans’ change in benefit obligation is as follows:

years ended December 31
(add 000)	2018	2017
Change in benefit obligation:
Net benefit obligation at beginning of year	$15,347	$20,591
Service cost	77	80
Interest cost	519	727
Participants’ contributions	312	3,421
Actuarial (gain) loss	(1,700)	1,236
Gross benefits paid	(1,262)	(6,806)
Plan amendments	–	(3,902)
Net benefit obligation at end of year	$13,293	$15,347

The postretirement health care plans’ change in plan assets, funded status and amounts recognized on the Company’s consolidated balance sheets are as follows:

years ended December 31
(add 000)	2018	2017
Fair value of plan assets at beginning of year	$–	$–
Employer contributions	950	3,385
Participants’ contributions	312	3,421
Gross benefits paid	(1,262)	(6,806)
Fair value of plan assets at end of year	$–	$–

December 31
(add 000)	2018	2017
Funded status of the plan at end of year	$(13,293)	$(15,347)
Accrued benefit cost	$(13,293)	$(15,347)

December 31
(add 000)	2018	2017
Amounts recognized on consolidated balance sheets consist of:
Current liability	$(950)	$(2,560)
Noncurrent liability	(12,343)	(12,787)
Net amount recognized at end of year	$(13,293)	$(15,347)

Weighted-average assumptions used to determine the post-retirement benefit obligation as of December 31 are:

	2018	2017
Discount rate	4.15%	3.47%

Weighted-average assumptions used to determine net postretirement benefit credit for the years ended December 31 are:

	2018	2017	2016
Discount rate	3.47%	3.78%	4.25%

For 2018 and 2017, the Company estimated the remaining lives of participants in the postretirement benefit plans using the RP-2014 Base Table. The no-collar table was used for salaried participants and the blue-collar table, reflecting the experience of the Company’s participants, was used for hourly

Martin Marietta  |  Page 33

NOTES TO FINANCIAL STATEMENTS (continued)

participants. The Company used mortality improvement scales MP-2018 and MP-2017 for the years 2018 and 2017, respectively. The change in mortality improvement scale in 2018 did not have a material impact on the projected benefit obligation.

Assumed health care cost trend rates at December 31 are:

	2018	2017
Health care cost trend rate assumed for next year	7.0%	7.0%
Rate to which the cost trend rate gradually declines	5.0%	5.0%
Year the rate reaches the ultimate rate	2023	2022

Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
(add 000)	Increase	(Decrease)
Total service and interest cost components	$25	$(22)
Postretirement benefit obligation	$640	$(575)

The Company estimates that it will contribute $950,000 to its postretirement health care plans in 2019.

The total expected benefit payments to be paid by the Company, net of participant contributions, for each of the next five years and the five-year period thereafter are as follows:

(add 000)
2019	$950
2020	$1,492
2021	$1,419
2022	$1,344
2023	$1,254
Years 2024 - 2028	$5,809

Defined Contribution Plan. The Company maintains a defined contribution plan that covers substantially all employees. This plan, qualified under Section 401(a) of the Internal Revenue Code, is a retirement savings and investment plan for the Company’s salaried and hourly employees. Under certain provisions of the plan, the Company, at established rates, matches employees’ eligible contributions. The Company’s matching obligations were $16,545,000 in 2018, $14,893,000 in 2017 and $13,235,000 in 2016.

Note L: Stock-Based Compensation

On May 19, 2016, the Company’s shareholders approved the Martin Marietta Amended and Restated Stock-Based Award Plan. The Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time (along with the Amended Omnibus Securities Award Plan, originally approved in 1994, the “Plans”) is still effective for awards made prior to 2017. The Company has been authorized by the Board of Directors to repurchase shares of the Company’s common stock for issuance under the stock-based award plans (see Note N).

The Company grants restricted stock awards under the Plans to a group of executive officers, key personnel and nonemployee members of the Board of Directors. The vesting of certain restricted stock awards is based on certain performance criteria over a specified period of time. The number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of those criteria. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to non-employee members of the Board of Directors vest immediately.

The fair value of stock-based award grants is amortized to expense over the vesting period. Awards to employees eligible for retirement prior to the award becoming fully vested are amortized to expense over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. Awards granted to nonemployee members of the Board of Directors are expensed immediately.

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

Martin Marietta  |  Page 34

NOTES TO FINANCIAL STATEMENTS (continued)

The following table summarizes information for restricted stock awards and incentive compensation stock awards for 2018:

	Restricted Stock –		Restricted Stock –		Incentive
	Service Based		Performance Based		Compensation Stock
		Weighted-Average		Weighted-Average		Weighted-Average
	Number of Awards	Grant-Date Fair Value	Number of Awards	Grant-Date Fair Value	Number of Awards	Grant-Date Fair Value
January 1, 2018	314,840	$151.84	139,999	$150.34	38,510	$166.67
Awarded	64,352	$211.03	37,138	$212.12	18,180	$212.12
Distributed	(88,674)	$159.04	(20,219)	$126.01	(20,992)	$138.54
Forfeited	(12,371)	$211.63	(4,979)	$182.90	(322)	$184.74
December 31, 2018	278,147	$158.29	151,939	$174.74	35,376	$206.55

The weighted-average grant-date fair value of service-based restricted stock awards granted during 2018, 2017 and 2016 was $211.03, $213.76 and $128.48, respectively. The weighted-average grant-date fair value of performance-based restricted stock awards granted during 2018, 2017 and 2016 was $212.12, $207.73 and $124.41, respectively. The weighted-average grant-date fair value of incentive compensation stock awards granted during 2018, 2017 and 2016 was $212.12, $208.68 and $124.41, respectively.

The aggregate intrinsic values for unvested restricted stock awards and unvested incentive compensation stock awards at December 31, 2018 were $73,919,000 and $234,000, respectively, and were based on the closing price of the Company’s common stock at December 31, 2018, which was $171.87. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2018, 2017 and 2016 were $22,985,000, $15,771,000 and $9,738,000, respectively. The aggregate intrinsic values of incentive compensation stock awards distributed during the years ended December 31, 2018, 2017 and 2016 were $1,662,000, $2,601,000 and $1,941,000, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Company’s common stock on the dates of distribution.

Under the Plans, prior to 2016, the Company granted options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. Options become exercisable in four annual installments beginning one year after date of grant. Options granted starting in 2013 expire ten years after the grant date while outstanding options granted prior to 2013 expire eight years after the grant date.

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

The following table includes summary information for stock options as of December 31, 2018:

		Weighted-	Weighted-Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)
Outstanding at January 1, 2018	301,958	$91.44
Exercised	(89,557)	$81.06
Terminated	(2,011)	$83.32
Outstanding at December 31, 2018	210,390	$95.93	3.6
Exercisable at December 31, 2018	197,241	$92.02	3.4

The aggregate intrinsic values of options exercised during the years ended December 31, 2018, 2017 and 2016 were $12,395,000, $13,247,000 and $22,571,000, respectively, and were based on the closing prices of the Company’s common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2018 were $15,977,000 and $15,750,000, respectively, and were based on the closing price of the Company’s common stock at December 31, 2018, which was $171.87. The excess tax benefits for stock options exercised during the years ended December 31, 2018, 2017 and 2016 were $1,741,000, $3,483,000 and $4,238,000, respectively.

At December 31, 2018, there are approximately 792,000 awards available for grant under the Plans. In 2016, the

Martin Marietta  |  Page 35

NOTES TO FINANCIAL STATEMENTS (continued)

Company’s shareholders approved the issuance of an additional 800,000 shares of common stock under the Plans. As part of approving the additional shares, the Company agreed to not issue any additional awards under the legacy TXI plan. The awards available for grant under the Plans at December 31, 2018 reflect no awards available under the legacy TXI plan.

In 1996, the Company adopted the Shareholder Value Achievement Plan to award shares of the Company’s common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 250,000 shares of common stock were reserved for issuance. Through December 31, 2018, 42,025 shares have been issued under this plan. No awards have been granted under this plan since 2000.

The Company adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee members of the Board of Directors the election to receive all or a portion of their total fees in the form of the Company’s common stock. Beginning in 2016, members of the Board of Directors were not required to defer any of their fees in the form of the Company’s common stock. Under the terms of this plan, 300,000 shares of common stock were reserved for issuance. Nonemployee members of the Board of Directors elected to defer portions of their fees representing 3,105, 2,132 and 3,699 shares of the Company’s common stock under this plan during 2018, 2017 and 2016, respectively.

The following table summarizes stock-based compensation expense for the years ended December 31, 2018, 2017 and 2016, unrecognized compensation cost for nonvested awards at December 31, 2018 and the weighted-average period over which unrecognized compensation cost will be recognized:

(add 000, except year data)	Stock Options	Restricted Stock	Incentive Compen- sation Stock	Directors’ Awards	Total
Stock-based compensation expense recognized for years ended December 31:
2018	$242	$27,650	$729	$632	$29,253
2017	$684	$28,657	$661	$458	$30,460
2016	$1,646	$17,747	$442	$646	$20,481
Unrecognized compensation cost at December 31, 2018:
	$50	$21,992	$495	$–	$22,537
Weighted-average period over which unrecognized compensation cost will be recognized:
	0.4 years	1.6 years	1.6 years	–

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2018:

(add 000)
2019	$16,191
2020	5,843
2021	409
2022	94
Total	$22,537

Stock-based compensation expense is included in selling, general and administrative expenses in the Company’s consolidated statements of earnings.

Note M: Leases

Total lease expense for operating leases was $122,545,000, $90,731,000 and $85,945,000 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company’s operating leases generally contain renewal and/ or purchase options with varying terms. The Company has royalty agreements that generally require royalty payments based on tons produced or total sales dollars and also contain minimum payments. Total royalties, principally for leased properties, were $52,482,000, $51,827,000 and $55,257,000 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company also has capital lease obligations for machinery and equipment.

Future minimum lease and royalty commitments for all non-cancelable agreements and capital lease obligations as of December 31, 2018 are as follows:

	Capital	Operating	Royalty
(add 000)	Leases	Leases	Commitments
2019	$3,718	$105,955	$14,614
2020	2,695	70,478	11,364
2021	1,735	60,382	10,335
2022	1,004	57,531	9,545
2023	713	56,511	8,109
Thereafter	3,893	318,147	65,981
Total	13,758	$669,004	$119,948
Less: imputed interest	(2,879)
Present value of minimum lease payments	10,879
Less: current capital lease obligations	(3,249)
Long-term capital lease obligations	$7,630

Of the total future minimum commitments, $172,877,000 relates to the Company’s contracts of affreightment.

Martin Marietta  |  Page 36

NOTES TO FINANCIAL STATEMENTS (continued)

Note N: Shareholders’ Equity

The authorized capital structure of the Company includes 100,000,000 shares of common stock, with a par value of $0.01 a share. At December 31, 2018, approximately 1,819,000 common shares were reserved for issuance under stock-based award plans.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20,000,000 shares of common stock. The Company repurchased 521,140, 457,742 and 1,587,987 shares of common stock during 2018, 2017 and 2016, respectively. At December 31, 2018, 14,147,751 shares of common stock were remaining under the Company’s repurchase authorization.

Note O: Commitments and Contingencies

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

Asset Retirement Obligations. The Company incurs reclamation and teardown costs as part of its mining and production processes. Estimated future obligations are discounted to their present value and accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are depreciated over the period until retirement activities are expected to occur. Total accretion and depreciation expenses for 2018, 2017 and 2016 were $8,015,000, $8,682,000 and $8,823,000, respectively, and are included in Other operating income and expenses, net, in the consolidated statements of earnings.

The following shows the changes in the asset retirement obligations:

years ended December 31
(add 000)	2018	2017
Balance at beginning of year	$109,653	$101,106
Accretion expense	5,074	4,768
Liabilities incurred and liabilities assumed in business combinations	4,692	7,940
Liabilities settled	(2,821)	(309)
Revisions in estimated cash flows	5,206	(3,852)
Balance at end of year	$121,804	$109,653

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

Insurance Reserves. The Company has insurance coverage with large deductibles for workers’ compensation, automobile liability, marine liability and general liability claims. The Company is also self-insured for health claims. At December 31, 2018 and 2017, reserves of $48,256,000 and $48,061,000, respectively, were recorded for all such insurance claims. The Company records the reserves based on an actuarial-determined analysis, which calculates development factors that are applied to total case reserves within the insurance programs. While the Company believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience and/or significant changes in these assumptions may materially affect insurance costs.

Letters of Credit. In the normal course of business, the Company provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, contract performance and permit requirements. At December 31, 2018, the Company was contingently liable for $36,081,000 in letters of credit, of which $2,301,000 were issued under the Company’s Revolving Facility.

Surety Bonds. In the normal course of business, at December 31, 2018, the Company was contingently liable for $375,561,000 in surety bonds required by certain states and municipalities and their related agencies. The bonds are principally for certain insurance claims, construction contracts, reclamation obligations and

Martin Marietta  |  Page 37

NOTES TO FINANCIAL STATEMENTS (continued)

mining permits guaranteeing the Company’s own performance. Five of these bonds total $77,603,000, or 21%, of all outstanding surety bonds. The Company has indemnified the underwriting insurance companies, Liberty Mutual and W.R. Berkley, against any exposure under the surety bonds. In the Company’s past experience, no material claims have been made against these financial instruments.

Borrowing Arrangements with Affiliate. The Company is a co-borrower with an unconsolidated affiliate for a revolving line of credit agreement with BB&T, of which $12,710,000 was outstanding as of December 31, 2018. The line of credit was amended in January 2018 to extend the maturity to March 2020 and reduce the line of credit from $25,000,000 to $15,500,000. The affiliate has agreed to reimburse and indemnify the Company for any payments and expenses the Company may incur from this agreement. The Company holds a lien on the affiliate’s membership interest in a joint venture as collateral for payment under the revolving line of credit.

In 2014, the Company loaned the unconsolidated affiliate a total of $6,000,000 as an interest-only note due December 31, 2022.

Purchase Commitments. The Company had purchase commitments for property, plant and equipment of $118,664,000 as of December 31, 2018. The Company also had other purchase obligations related to energy and service contracts of $106,360,000 as of December 31, 2018. The Company’s contractual purchase commitments as of December 31, 2018 are as follows:

(add 000)
2019	$181,768
2020	14,177
2021	6,264
2022	3,689
2023	1,931
Thereafter	17,195
Total	$225,024

Capital expenditures in 2018, 2017 and 2016 that were purchase commitments as of the prior year end were $79,345,000, $83,748,000 and $62,927,000, respectively.

Employees. Approximately 11% of the Company’s employees are represented by a labor union. All such employees are hourly employees. The Company maintains collective bargaining agreements relating to the union employees within the Building Materials business and Magnesia Specialties segment.

Of the Magnesia Specialties segment, located in Manistee, Michigan and Woodville, Ohio, 100% of its hourly employees are represented by labor unions. The Manistee collective bargaining agreement expires in August 2019. The Woodville collective bargaining agreement expires in June 2022.

Note P: Segments

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

The Company’s evaluation of performance and allocation of resources are based primarily on earnings from operations. Consolidated earnings from operations include total revenues less cost of revenues; selling, general and administrative expenses; acquisition-related expenses, net; other operating income and expenses, net; and exclude interest expense; other nonoperating income, net; and income tax expense (benefit). Corporate loss from operations primarily includes depreciation on capitalized interest; expenses for corporate administrative functions; acquisition-related expenses, net; and other nonrecurring and/or non-operational income and expenses excluded from the Company’s evaluation of segment performance and resource allocation. All long-term debt and related interest expense are held at Corporate.

Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash and cash equivalents; property, plant and equipment for corporate operations; investments and other assets not directly identifiable with a reportable segment.

The following tables display selected financial data for the Company’s reportable segments. The acquired Bluegrass operations are located in the Mid-America Group and Southeast Group. Total revenues, as well as the consolidated statements of earnings and comprehensive earnings, exclude intersegment revenues which represent sales from one segment to another segment, which are eliminated. Prior-year information has been reclassified to conform to current year revenue presentation.

Martin Marietta  |  Page 38

NOTES TO FINANCIAL STATEMENTS (continued)

years ended December 31 (add 000)
Total revenues	2018	2017	2016
Mid-America Group	$1,223,236	$1,053,326	$1,017,098
Southeast Group	423,382	362,555	321,078
West Group	2,309,924	2,279,723	2,223,515
Total Building Materials Business	3,956,542	3,695,604	3,561,691
Magnesia Specialties	287,723	269,990	257,058
Total	$4,244,265	$3,965,594	$3,818,749

Gross profit (loss)
Mid-America Group	$366,918	$335,394	$306,560
Southeast Group	77,193	74,642	57,286
West Group	416,212	465,596	466,790
Total Building Materials Business	860,323	875,632	830,636
Magnesia Specialties	98,682	89,398	89,603
Corporate	7,572	6,910	(8,501)
Total	$966,577	$971,940	$911,738

Selling, general and administrative expenses
Mid-America Group	$55,775	$53,937	$52,712
Southeast Group	18,727	17,144	17,245
West Group	107,613	102,650	95,631
Total Building Materials Business	182,115	173,731	165,588
Magnesia Specialties	9,999	9,537	9,617
Corporate	88,440	78,860	66,401
Total	$280,554	$262,128	$241,606

Earnings (Loss) from operations
Mid-America Group	$319,139	$284,789	$258,422
Southeast Group	75,840	61,238	41,653
West Group	295,801	360,544	379,417
Total Building Materials Business	690,780	706,571	679,492
Magnesia Specialties	88,063	79,431	79,306
Corporate	(88,106)	(85,621)	(81,532)
Total	$690,737	$700,381	$677,266

Earnings from operations for the West Group for 2018 reflect asset and portfolio rationalization charges of $18,838,000.

years ended December 31 (add 000)	2018	2017	2016
Depreciation, depletion and amortization
Mid-America Group	$93,639	$69,691	$64,295
Southeast Group	41,214	30,780	30,590
West Group	180,870	169,853	164,653
Total Building Materials Business	315,723	270,324	259,538
Magnesia Specialties	10,413	10,070	10,354
Corporate	17,897	16,768	15,361
Total	$344,033	$297,162	$285,253

December 31 (add 000)
Assets employed	2018	2017	2016
Mid-America Group	$2,788,454	$1,532,867	$1,406,526
Southeast Group	1,299,469	616,344	594,967
West Group	4,989,639	5,014,231	4,904,018
Total Building Materials Business	9,077,562	7,163,442	6,905,511
Magnesia Specialties	156,106	152,257	150,969
Corporate	317,751	1,676,812	244,425
Total	$9,551,419	$8,992,511	$7,300,905

Total property additions, including the impact of acquisitions
Mid-America Group	$1,157,073	$139,505	$152,014
Southeast Group	603,078	34,636	30,588
West Group	148,164	240,793	338,795
Total Building Materials Business	1,908,315	414,934	521,397
Magnesia Specialties	12,450	11,129	8,944
Corporate	4,838	12,558	10,430
Total	$1,925,603	$438,621	$540,771

Property additions through acquisitions
Mid-America Group	$980,236	$60	$1,524
Southeast Group	561,503	–	–
West Group	1,421	2,420	132,112
Total Building Materials Business	1,543,160	2,480	133,636
Magnesia Specialties	–	–	–
Corporate	–	–	–
Total	$1,543,160	$2,480	$133,636

Note Q: Revenues and Gross Profit

The Building Materials business includes the aggregates, cement, ready mixed concrete and asphalt and paving product lines. All cement, ready mixed concrete and asphalt and paving product lines are reported within the West Group. The following tables, which are reconciled to consolidated amounts, provide total revenues and gross profit by line of business: Building Materials (further divided by product line) and Magnesia Specialties. Interproduct revenues represent sales from the aggregates product line to the ready mixed concrete and asphalt and paving product lines and sales from the cement product line to the ready mixed concrete product line.

Martin Marietta  |  Page 39

NOTES TO FINANCIAL STATEMENTS (continued)

years ended December 31 (add 000)
Total revenues	2018	2017	2016
Building Materials Business:
Products and services:
Aggregates	$2,355,673	$2,134,927	$2,058,687
Cement	387,830	371,233	364,139
Ready Mixed Concrete	963,770	936,037	902,678
Asphalt and Paving	268,679	292,571	257,873
Less: Interproduct revenues	(264,237)	(264,012)	(247,111)
Products and services	3,711,715	3,470,756	3,336,266
Freight	244,827	224,848	225,425
Total Building Materials Business	3,956,542	3,695,604	3,561,691
Magnesia Specialties:
Products and services	268,636	252,722	242,384
Freight	19,087	17,268	14,674
Total Magnesia Specialties	287,723	269,990	257,058
Consolidated total revenues	$4,244,265	$3,965,594	$3,818,749

Gross profit (loss)	2018	2017	2016
Building Materials Business:
Products and services:
Aggregates	$606,759	$599,670	$556,131
Cement	126,213	117,021	119,894
Ready Mixed Concrete	74,175	91,646	99,085
Asphalt and Paving	52,917	64,693	53,025
Products and services	860,064	873,030	828,135
Freight	259	2,602	2,501
Total Building Materials Business	860,323	875,632	830,636
Magnesia Specialties:
Products and services	102,905	94,050	93,987
Freight	(4,223)	(4,652)	(4,384)
Total Magnesia Specialties	98,682	89,398	89,603
Corporate	7,572	6,910	(8,501)
Consolidated gross profit	$966,577	$971,940	$911,738

Domestic and foreign total revenues are as follows:

years ended December 31
(add 000)	2018	2017	2016
Domestic	$4,166,339	$3,901,323	$3,761,651
Foreign	77,926	64,271	57,098
Consolidated total revenues	$4,244,265	$3,965,594	$3,818,749

Note R: Supplemental Cash Flow Information

The components of the change in other assets and liabilities, net, are as follows:

years ended December 31 (add 000)	2018	2017	2016
Other current and noncurrent assets	$(34,252)	$(19,424)	$9,171
Accrued salaries, benefits and payroll taxes	12,186	136	16,942
Accrued insurance and other taxes	(1,416)	4,866	(2,688)
Accrued income taxes	(10,336)	(11,044)	(12,523)
Accrued pension, postretirement and postemployment benefits	(133,153)	1,980	(15,955)
Other current and noncurrent liabilities	(12,972)	38,105	(6,053)
Change in other assets and liabilities, net	$(179,943)	$14,619	$(11,106)

Noncash investing and financing activities are as follows:

years ended December 31 (add 000)	2018	2017	2016
Accrued liabilities for purchases of property, plant and equipment	$66,985	$61,644	$38,566
Acquisition of assets through capital lease	$1,148	$811	$1,399
Acquisition of assets through asset exchange	$–	$2,476	$–
Sale of asset to settle liability	$–	$900	$–

Supplemental disclosures of cash flow information are as follows:

years ended December 31 (add 000)	2018	2017	2016
Cash paid for interest	$137,239	$78,902	$73,664
Cash paid for income taxes	$28,860	$155,771	$124,342

Martin Marietta  |  Page 40

NOTES TO FINANCIAL STATEMENTS

Note S: Other Operating (Income) and Expenses, Net

Other operating income and expenses, net, are comprised generally of gains and losses on the sale of assets; asset and portfolio rationalization charges; gains and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense and gains and losses related to asset retirement obligations. These net amounts represented income of $18,193,000 in 2018, an expense of $793,000 in 2017 and income of $8,043,000 in 2016. The 2018 amount reflects $18,838,000 of asset and portfolio rationalization charge, offset by $7,677,000 in net gains on legal settlements and $25,271,000 in gains on the sale of assets, primarily excess land. The 2017 amount reflects $19,366,000 of gains on the sale of assets, primarily excess land, offset by $12,668,000 of nonrecurring repair costs related to certain of the Company’s leased railcars and $10,813,000 of executive retirement expense.

The asset and portfolio rationalization charge relates to the Company’s Southwest ready mixed concrete operations reported in the West Group reportable segment. This charge reflects the Company’s evaluation of the recoverability of certain long-lived assets, including property, plant and equipment and intangible assets, for underperforming operations in this business and a reduction in workforce. Of the total charge, $16,970,000 is noncash and $1,868,000 will be settled in cash.

Martin Marietta  |  Page 41

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INTRODUCTORY OVERVIEW

Martin Marietta Materials, Inc. (the “Company” or “Martin Marietta”) is a natural resource-based building materials company. The Company supplies aggregates (crushed stone, sand and gravel) through its network of more than 300 quarries, mines and distribution yards to customers in 31 states, Canada, the

Bahamas and the Caribbean Islands. In the western United States, Martin Marietta also provides cement and downstream products, namely ready mixed concrete, asphalt and paving services, in markets where the Company has a leading aggregates position. Specifically, the Company has two cement plants in Texas and ready mixed concrete and asphalt operations in Texas, Colorado, Louisiana and Arkansas. Paving services are exclusively in Colorado. The Company’s heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete, asphalt and paving product lines are reported collectively as the “Building Materials” business.

As more fully discussed in the Consolidated Strategic Objectives section, geography is critically important for the Building Materials business. The Company conducts its Building Materials business through three reportable segments, organized by geography: Mid-America Group, Southeast Group and West Group. The Mid-America and Southeast Groups provide aggregates products only. The West Group provides aggregates, cement and downstream products. Further, the following five states accounted for 72% of the Building Materials business total revenues in 2018: Texas, Colorado, North Carolina, Georgia and Iowa.

The Building Materials business is a mature, cyclical business, dependent on activity within the construction marketplace. As of December 31, 2018, the nation’s current economic expansion, which started in June 2009, has lasted

Reportable Segments	Mid-America Group	Southeast Group	West Group
Operating Locations	Indiana, Iowa, northern Kansas, Kentucky, Maryland, Minnesota, Missouri, eastern Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Virginia, Washington and West Virginia	Alabama, Florida, Georgia, Tennessee, Nova Scotia and the Bahamas	Arkansas, Colorado, southern Kansas, Louisiana, western Nebraska, Nevada, Oklahoma, Texas, Utah and Wyoming
Product Lines	Aggregates	Aggregates	Aggregates, Cement, Ready Mixed Concrete, Asphalt and Paving Services
Plant Types	Quarries, Mines and Distribution Facilities	Quarries, Mines and Distribution Facilities	Quarries, Mines, Plants and Distribution Facilities
Modes of Transportation	Truck and Railcar	Truck, Railcar and Ship	Truck and Railcar

Martin Marietta  |  Page 42

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

114 months. By comparison, the average trough-to-peak expansionary cycle since 1938 was 60 months and, as of May 2018, the current cycle became the second-longest economic recovery since the Great Depression. During this current economic expansion, however, governmental uncertainty, labor shortages, logistical challenges and record levels of precipitation have slowed the pace of heavy construction activity, resulting in a slow, steady, extended construction cycle that is expected to continue over the next several years. The level of recovery varies within the Company’s geographic footprint. Specifically, Maryland, North Carolina, Georgia and Florida, key states in the Mid-America and Southeast Groups, are approximately 20% to 25% below mid-cycle demand, while Texas, a key state in the West Group, is modestly above mid-cycle demand.

Magnesia Specialties

The Company also operates a Magnesia Specialties business with production facilities in Michigan and Ohio. The Magnesia Specialties business produces magnesia-based chemicals products used in industrial, agricultural and environmental applications. It also produces dolomitic lime sold primarily to customers in the steel and mining industries. Magnesia Specialties’ products are shipped to customers worldwide.

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

The Company, by purposeful design, will continue to be an aggregates-led business that focuses on markets with strong, underlying growth fundamentals where it can sustain or achieve a leading market position. Driven by this intentional approach, the Company has leading positions in 90% of its markets. In 2018, the aggregates product line represented 61% of consolidated total revenues. As part of its long-term strategic plan, the Company may pursue strategic cement and targeted downstream opportunities. For Martin Marietta, strategic cement and targeted downstream operations are located in vertically-integrated markets where the Company has, or envisions a clear path toward, a leading aggregates position. Additionally, strategic cement operations are those where market supply cannot be meaningfully interdicted by water.

Martin Marietta  |  Page 43

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Generally, the Company’s building materials products are both sourced and sold locally. As a result, geography is critically important when assessing market attractiveness and growth opportunities. Attractive geographies exhibit a) population growth and/or population density, both of which are drivers of heavy-side building materials consumption; b) business and employment diversity, drivers of greater economic stability; and c) a superior state financial position, a driver of public infrastructure growth and support.

In order to assess population growth and density, the Company focuses on the megaregions of the United States. Megaregions are large networks of metropolitan population centers covering thousands of square miles. According to America 2050, a planning and policy program of the Regional Plan Association (RPA), a majority of the nation’s population and economic growth through 2050 will occur in 11 megaregions. The Company has a significant strategic presence in five of the megaregions. As evidence of the successful execution of SOAR, the Company’s leading positions in the Front Range and Texas Triangle mega-regions and its enhanced position in the Piedmont Atlantic, primarily the Atlanta area, are the results of acquisitions since

2011. Additionally, the 2018 acquisition of Bluegrass Materials Company (Bluegrass) provided the Company with a new growth platform within the southern portion of the Northeast megaregion. The Company has a legacy presence in the southeastern portion of the Great Lakes megaregion, encompassing operations in Indiana and Ohio. The megaregions and the key states for the Company are more fully discussed in the Building Materials Business’ Key Considerations section.

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

Additionally, the Company considers a state’s financial position in determining the opportunities and attractiveness of areas for expansion or development. In this assessment, a state’s financial health rating, issued by S&P Global

Martin Marietta  |  Page 44

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Ratings and where AAA is the highest score, is reviewed. The Company’s top ten revenue-generating states have been assigned a financial health rating of AA or AAA. The Company also reviews the state’s ingenuity to securing additional infrastructure sourcing.

In line with the Company’s strategic objectives, management’s overall focus includes the following items:

●	Upholding the Company’s commitment to its Mission, Vision and Values

●	Navigating effectively through a slow-and-steady construction recovery cycle, balancing investment and cost decisions against slower-than-expected shipment volume growth

●	Tracking shifts in population trends as well as local, state and national economic conditions to ensure changing trends are reflected in execution against the strategic plan

●	Integrating acquired businesses efficiently to maximize the return on the investment

●	Allocating capital in a manner consistent with the following long-standing priorities while maintaining financial flexibility

-	Acquisitions

-	Organic capital investment

-	Return of cash to shareholders through meaningful dividends and share repurchases

2018 Performance Highlights

Achieved Record Heritage Safety Performance:

●	Company-wide Lost Time Incident Rate (LTIR) of 0.20, the world-class LTIR threshold, for the second year in a row

●	Total Injury Incident Rate (TIIR) of 1.13

Expanded the Business Through Execution of Its Disciplined Growth Strategy:

On April 27, 2018, the Company acquired Bluegrass, the largest privately held, pure-play aggregates business in the United States. With a portfolio of 22 active sites, the acquired operations provide more than 125 years of strategically-located, high-quality reserves, in Georgia, South Carolina, Tennessee, Maryland, Kentucky and Pennsylvania. The Company has surpassed its $15 million run rate synergy target.

Achieved Record Financial Performance:

The Company achieved record total revenues despite externally-driven headwinds and record amounts of precipitation, which was exacerbated by weather-related events that occurred across a majority of the Company’s leading geographies. Importantly, inclement weather was most significant during the second and third quarters, which represents the height of the construction season. According to the 2018 statewide precipitation map for the six-month period from April through September, for the 124 years the National Oceanic Atmospheric Administration (NOAA) has been tracking data, much of the states along the eastern seaboard experienced record breaking or near-record breaking precipitation. Among those were North Carolina, Florida, Maryland, Virginia and West Virginia. Though not along the coast, Tennessee and Iowa reported near-record precipitation during these six months, citing 2018 as the 8th wettest and 4th wettest period, respectively. This, coupled with government uncertainty regarding additional infrastructure investment, attendant project delays, tight labor markets and third-party logistical challenges, exerted downward pressure on 2018 shipment and production levels. However, the Company’s commitment to operational excellence helped it achieve the following metrics (comparisons with 2017, unless otherwise noted):

●	Earnings per diluted share of $7.43

●	Net earnings attributable to Martin Marietta of $470.0 million

●	Record consolidated EBITDA of $1.05 billion, a 5% improvement, and a 25% margin as a percentage of total revenues

●	Aggregates product line pricing increase of 1.9% and volume growth of 8.3%

-	Heritage aggregates product line pricing improvement of 3.0% and volume relatively flat

●	Record Magnesia Specialties’ total revenues of $287.7 million and earnings from operations of $88.1 million

●	Selling, general and administrative (SG&A) expenses representing 6.6% of total revenues

●	Operating cash flow of $705.1 million

Continued Disciplined Execution Against Capital Allocation Priorities:

●	Resume share repurchases, purchasing 521,000 shares for $100.4 million

●	Dividend increase of 9% in August 2018, resulting in annual dividends paid of $116.4 million

●

Ratio of consolidated net debt-to-consolidated EBITDA to 2.76 times for the trailing-twelve months ended December 31, 2018, calculated as prescribed in the Company’s bank credit agreements despite completing the debt-financed $1.625 billion acquisition of Bluegrass

Martin Marietta  |  Page 45

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

BUSINESS ENVIRONMENT

Building Materials Business

The Building Materials business serves customers in the construction marketplace. The business’ profitability is sensitive to national, regional and local economic conditions and cyclical swings in construction spending, which are in turn affected by fluctuations in levels of public-sector infrastructure funding; interest rates; access to capital markets; and demographic, geographic, employment and population dynamics.

The heavy-side construction business, inclusive of much of the Company’s operations, is conducted outdoors. Therefore, erratic weather patterns, precipitation and other weather-related conditions, including flooding, hurricanes, snowstorms and droughts, can significantly affect production schedules, shipments, costs, efficiencies and profitability. Generally, the financial results for the first and fourth quarters are subject to the impacts of winter weather, while the second and third quarters are subject to the impacts of heavy precipitation. The impacts of erratic weather patterns are more fully discussed in the Building Materials Business’ Key Considerations section.

Product Lines

Aggregates are an engineered, granular material consisting of crushed stone, sand and gravel of varying mineralogies, manufactured to specific sizes, grades and chemistry for use primarily in construction applications. The Company’s operations consist primarily of open pit quarries; however, the Company is also the largest operator of underground aggregates mines in the United States, with 14 active underground mines located in the Mid-America Group. On average, the Company’s aggregates reserves exceed 75 years based on normalized production levels and approximate 100 years at current production rates.

Cement is the basic binding agent used to bind water, aggregates and sand, in the production of ready mixed concrete. The Company has a strategic and leading cement position in the Texas market, with production facilities in Midlothian, Texas, south of Dallas/Fort Worth, and Hunter, Texas, north of San Antonio. These plants produce Portland and specialty cements, have a combined annual capacity of 4.5 million tons, and operated at 75% to 80% utilization in 2018. The Midlothian plant has a permit that provides an 800,000-ton-expansion opportunity. In addition to the two production facilities, the Company operates four cement distribution terminals. Calcium carbonate in the form of limestone is the principal raw material used in the production of cement.

The Company owns more than 600 million tons of limestone reserves adjacent to its cement production plants.

Ready mixed concrete, a mixture primarily of cement, water and aggregates, is measured in cubic yards and specifically batched or produced for customers’ construction projects and then transported and poured at the project site. The aggregates used for ready mixed concrete is a washed material with limited amounts of fines (i.e., dirt and clay). The Company operates 140 ready mix plants in Texas, Colorado, Louisiana and Arkansas. Asphalt is most commonly used in surfacing roads and parking lots and consists of liquid asphalt, or bitumen, the binding medium, and aggregates. Similar to ready mixed concrete, each asphalt batch is produced to customer specifications. The Company’s asphalt operations are located primarily in Colorado; additionally, paving services are offered in Colorado. Market dynamics for these downstream product lines include a highly competitive environment and lower barriers to entry compared with aggregates and cement.

Martin Marietta  |  Page 46

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

End-Use Trends

●	According to the U.S. Geological Survey, for the nine months ended September 30, 2018, the latest available governmental data, estimated construction aggregates consumption and cement consumption increased 3% compared with the nine months ended September 30, 2017
●	Spending statistics for the eleven months ended November 2018 versus the eleven months ended November 2017, the latest available data, according to U.S. Census Bureau:
-	Total value of construction put in place increased 5%
-	Public construction spending increased 7%
-	Private nonresidential construction market spending increased 4%
-	Private residential construction market spending increased 4%

The principal end-use markets of the Building Materials business are public infrastructure (i.e., highways; streets; roads; bridges; and schools); nonresidential construction (i.e., manufacturing and distribution facilities; industrial complexes; office buildings; large retailers and wholesalers; and energy-related activity); and residential construction (i.e., subdivision development; and single- and multi-family housing). Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast, collectively comprising the ChemRock/Rail market.

Public infrastructure jobs can require several years to complete, while residential and nonresidential construction jobs are usually completed within one year. Generally, the purchase orders the Company receives from its customers do not contain firm quantity commitments, regardless of end-use market. Therefore, management does not utilize a Company backlog in managing its business.

Public Infrastructure

The public infrastructure market accounted for 39% of the Company’s aggregates product line shipments in 2018. Contractor capacity issues and logistics disruptions have exerted disproportionate downward pressure on public construction activity, resulting in the Company’s shipments to this end-use market remaining below the most recent five-year average of 41% and ten-year average of 46%.

While construction spending in the public and private market sectors is affected by economic cycles, the historic level of spending on public infrastructure projects has been comparatively more stable due to predictability of funding from federal, state and local governments, with approximately half of the funding from federal government and half from state and local governments. The Fixing America’s Surface Transportation Act (FAST Act), signed into law on December 4, 2015, was the first long-term transportation funding bill in nearly a decade and authorized $305 billion over fiscal years 2016 through 2020. Included with FAST Act funding is $300 million available for loans issued under Transportation Infrastructure Finance and Innovation Act (TIFIA). However, to date, public infrastructure activity has not yet experienced the anticipated benefits from FAST Act funding. While some contractors are reporting longer lag times between contract awards and project commencement, public construction projects, once awarded, are seen through to completion. Thus, delays from weather or other factors typically serve to

Martin Marietta  |  Page 47

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

extend the duration of the construction cycle. State and local initiatives that support infrastructure funding, including gas tax increases and other ballot initiatives in recent years, are increasing in size and number as these governments recognize the need to play an expanded role in public infrastructure funding. Nationally, 78% of nearly 1,700 ballot initiatives since the 2009 elections were approved by voters. Importantly, in November 2018, $26.8 billion of transportation funding initiatives were approved in Florida, Texas, Colorado, Georgia, North Carolina and South Carolina. The pace of construction should accelerate and shipments to the public infrastructure market should return to historical levels as monies from both the federal government and state and local governments become awarded. A return to the higher historical shipment volumes should be facilitated by state Departments of Transportations (DOTs) and contractors as they address their respective labor constraints.

Nonresidential

The nonresidential construction market accounted for 33% of the Company’s aggregates product line shipments in 2018. According to the U.S. Census Bureau, spending for the private nonresidential construction market increased 3.5%, or $13.9 billion, for the eleven months ended November 2018 compared with 2017. The Dodge Momentum Index (DMI), a twelve-month leading indicator of construction spending for nonresidential building compiled by McGraw-Hill Construction and where the year 2000 serves as an index basis of 100, was 151.9 in December 2018 compared with 153.9 in December 2017. The DMI suggests nonresidential construction activity will remain healthy over the next several years. Historically, half of the Company’s nonresidential construction shipments have been used for office and retail projects, while the remainder has been used for heavy industrial and capacity-related projects, including energy-related projects. Since the latter part of 2015, reduced oil prices have suppressed shipments directly into shale exploration activities. Large, energy-related projects, which were completed in 2016 and required the full suite of the Building Materials products in the West Group, contributed favorably to shipments and profitability through the life of the projects.

Residential

The residential construction market accounted for 22% of the Company’s aggregates product line shipments in 2018. Private residential construction spending increased 4% for the eleven months ended November 2018 compared with

2017, according to the U.S. Census Bureau. The residential construction market, like the nonresidential construction market, is interest rate sensitive and typically moves in direct correlation with economic cycles. The Company’s exposure to residential construction is split between aggregates used in the construction of subdivisions (including roads, sidewalks, utilities and storm and sewage drainage), aggregates used in new single-family home construction and aggregates used in construction of multi-family units. Construction of both subdivisions and single-family homes is more aggregates intensive than construction of multi-family units. Through an economic cycle, multi-family construction generally begins early in the cycle and then transitions to single-family construction. Therefore, the timing of new subdivision starts, as well as new single-family housing permits, are strong indicators of residential volumes. While residential housing starts of 1.3 million units for the twelve months ended November 2018 were flat compared with the comparable prior-year period, they remain below the 50-year historical annual average of 1.5 million units. For the twelve months ended November 2018, eight of the Company’s key states ranked in the top fifteen states for total housing permits. The Company expects continued growth in the residential market driven by favorable demographics, job growth, land availability and efficient permitting.

ChemRock/Rail

The remaining 6% of the Company’s 2018 aggregates product line shipments was to the ChemRock/Rail market, which includes ballast and agricultural limestone. Ballast is an aggregates product used to stabilize railroad track beds and, increasingly, concrete rail ties are being used as a substitute for wooden ties. Agricultural lime, a high-calcium carbonate material, is used as a supplement in animal feed, a soil acidity neutralizer and agricultural growth enhancer. Additionally, ChemRock/Rail includes rip rap, which is used as a stabilizing material to control erosion caused by water runoff at embankments, ocean beaches, inlets, rivers and streams, and high-calcium limestone, which is used as filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade, high-calcium limestone is used as a desulfurization material in utility plants. Ballast shipments declined in 2018 due to lower maintenance spending by Class I railroads.

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

In 2018, the average selling price for the aggregates product line increased 1.9%, where heritage aggregates pricing increased 3.0%, in line with management’s expectations. Management believes 2019 aggregates product line pricing growth will be in the mid-single digits.

Cost Structure

●	The top four cost categories, details which follow, represent 66% of the Building Materials business’ total direct production costs

●	Health and welfare costs increased approximately 8% per year over past five years compared with the national average of 6% over same period; Company’s costs expected to increase 3% in 2019

●	Pension expense decreased to $34.7 million in 2018 from $37.6 million in 2017; pension costs are expected to approximate $36.9 million in 2019

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

Generally, the top seven categories of direct production costs for the Building Materials business are (1) labor and related benefits; (2) raw materials; (3) depreciation, depletion and amortization (DDA); (4) repairs and maintenance; (5) energy; (6) contract services; and (7) supplies. In 2018, these categories represented 91% of the Building Materials business’ total direct production costs.

Variable costs are expenses that fluctuate with the level of production volume while fixed costs are expenses that do not vary based on production or sales volume. Accordingly, the Company’s operating leverage can be substantial. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, components of energy, supplies and repairs and maintenance costs also increase in connection with higher production volumes.

Generally, when the Company invests capital in facilities and equipment, increased capacity and productivity, along with

Martin Marietta  |  Page 49

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

reduced repair costs, can offset increased fixed depreciation costs. However, with muted aggregates demand, the increased productivity and related efficiencies may not be fully realized, resulting in under absorption of fixed costs. Further, the aggregates facilities continue to operate at a level significantly below capacity, thereby, restricting the Company’s ability to capitalize $44.5 million and $36.5 million of costs at December 31, 2018 and 2017, respectively, in inventories.

The Company’s ready mixed concrete and asphalt product lines require the use of raw materials in the production of their products. Cement and liquid asphalt are key raw materials in the production of ready mixed concrete and asphalt, respectively. Therefore, fluctuations in prices for these raw materials directly affect the Company’s operating results. Liquid asphalt prices were higher in 2018 versus 2017, but may not always proportionately follow changes in the prices of other energy products (e.g., oil or diesel fuel) because of complexities in the refining process which converts a barrel of oil into other fuels and petrochemical products.

The cement product line is a capital-intensive operation with high-fixed costs to run plants that operate all day, every day, with the exception of maintenance shutdowns. Kiln and finishing mill maintenance typically requires a plant to be shut down for a period of time as repairs are made. In 2018, 2017 and 2016, the cement product line incurred plant maintenance outage costs of $17.3 million, $14.0 million and $22.9 million, respectively. The Company adjusts production levels in anticipation of planned maintenance shutdowns.

Diesel fuel represents the single largest component of energy costs for the Building Materials business. The average cost per gallon of diesel fuel was $2.29, $1.81 and $1.96 in 2018, 2017 and 2016, respectively. Pricing in 2016 reflects an unfavorable fixed-price agreement which expired on December 31, 2016. Changes in energy costs also affect the prices that the Company pays for related supplies, including explosives, conveyor belting and tires. Further, the Company’s contracts of affreightment for shipping products on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Company if the price of fuel moves outside a stated range.

Wage inflation and increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Further, workforce reductions resulting from process automation and mobile fleet right-sizing have mitigated rising labor costs. During economic downturns, the Company reviews its operations and, where practical, temporarily idles certain sites. The Company is able to serve these markets with other open facilities that are in close proximity. Further, in certain markets, management can create production “super crews” that work on a rotating basis at various locations within a district. For example, within a market, a crew may work three days per week at one quarry and the other two workdays at another quarry within that market. This has allowed the Company to responsibly manage headcount in periods of lower demand.

There is a risk of long-lived asset impairment at temporarily-idled locations. The timing of increased demand will determine when these locations are fully reopened. During the time that locations are temporarily idled, the locations’ plant and equipment continue to be depreciated. When appropriate, mobile equipment is transferred and used at an open location. As the Company continues to have long-term access to the supply of aggregates reserves and extend the useful lives of equipment, these locations are not impaired. When temporarily-idled locations are reopened, it is typical for equipment repair costs to, in the short term, increase.

Martin Marietta  |  Page 50

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Rising health care costs continue to affect total labor costs. Over the past five years, national health care costs have increased approximately 6% on average, and are expected to increase at this rate in 2019. This expected cost increase is compounded for all employers by uncertainty relating to unpredictable high-cost claims. The Company’s per employee health care cost increased 8% on average per year from 2014 through 2018, driven primarily by increased high-cost claims activity in 2018. For 2019, the Company’s health and welfare costs are expected to increase slightly below general marketplace trends. While potential changes to the Affordable Care Act (including the 40% excise tax on high-cost plans effective in 2022) may affect the Company’s cost in the future, any impact cannot be predicted at this time.

Despite a higher discount rate, the Company’s pension expense is expected to increase from $34.7 million in 2018 to an estimated $36.9 million in 2019 (see section Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions).

The impact of inflation on the Company’s businesses has not been significant. Historically, the Company has achieved pricing growth in periods of inflation based on its ability to increase its selling prices in a normal economic environment.

Building Materials Business’ Key Considerations

Geography is critically important as products are sourced and sold locally.

The Company’s geographic footprint is primarily in attractive markets with strong, underlying growth characteristics, including population growth and/or population density and business and economic diversity, both of which generate demand for construction and the Company’s Building Materials products. The majority of the nation’s population currently resides in 11 megaregions; the RPA estimates 75% of the population will reside in these megaregions by 2050. The Company has a significant presence in five of the megaregions: Texas Triangle, Gulf Coast, Piedmont Atlantic, Front Range and Florida. The Building Materials business’ top five sales-generating states are Texas, Colorado, North Carolina, Georgia and Iowa; cumulatively they accounted for 72% of its 2018 total revenues by state of destination, four of which are discussed below as part of their respective megaregion. Iowa is discussed below as a top five sales-generating state and, while not part of a megaregion, is an attractive market that has diversified its economy over the past several years. Further, the top ten sales-generating states, which also include Florida, South Carolina, Indiana, Maryland and Nebraska, accounted for 85% of the Building Materials business’ 2018 total revenues by state of destination. As South Carolina is part of the Piedmont Atlantic megaregion and Florida is a separate megaregion, they are discussed below in their respective megaregion.

Texas Triangle and Gulf Coast

The Texas Triangle is primarily defined by the anchoring metropolises of Dallas/Fort Worth, San Antonio and Houston. The Texas Triangle’s population surged 41% in the 15-year period ended 2015, adding 5.3 million residents, and continues to experience population growth. Based on RPA’s America 2050 study performed in 2010, it projects the population in this megaregion

Martin Marietta  |  Page 51

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

will nearly double in the forty-year period ending in 2050, with 70% of the state’s population residing there. The Texas Triangle represents a diverse economy, including the finance, technology, transportation and goods and services sectors.

Uniquely, Houston, which has consistently accounted for approximately 3% of the nation’s gross domestic product (GDP) for the past eleven years and has been ranked in the top five most populous metropolitan areas since 2010, is considered part of both the Gulf Coast and the Texas Triangle megaregions. In addition to Houston, cities in the Gulf Coast megaregion include New Orleans and Baton Rouge, Louisiana. The Gulf Coast megaregion’s population is expected to exceed 16 million in 2025 and 23 million in 2050. The economy is driven by the energy, chemical and transportation sectors. According to the Gulf Economic Survival Team, 16% of the nation’s domestic crude oil is supplied by this megaregion, supporting 430,000 jobs and contributing more than $44 billion to the national economy.

The Texas market remains one of the strongest in the United States. According to the Bureau of Economic Analysis, at the end of 2017, the state’s GDP comprised nearly 9% of the nation’s $19.5 trillion GDP. According to the American Legislative Exchange Council (ALEC), Texas ranked first in economic performance in 2017, supported by growth in GDP, employment and population. Texas ranks fifth in the nation in employment growth for the twelve months ended November 2018, while Dallas/Fort Worth was the second-ranked metropolitan area in the country for the same period. Consistent with this trend, from 2010 through 2018, the state added approximately 3.5 million people to its population.

The state’s Department of Transportation (TxDOT) let $7.3 billion in construction projects in fiscal 2018 and has a letting budget of $9.6 billion for fiscal 2019. As announced in 2017, TxDOT has committed to letting over $65 billion of projects over the ten-year period ending 2027. Funding for highway construction comes from dedicated sources, including Propositions 1 and 7, as opposed to the use of general funds. Proposition 1, which passed in 2014, takes a portion of the oil and gas severance tax revenues and allocates them to the state highway fund. Proposition 7 is estimated to provide an additional $2.0 billion of annual funding for non-toll roads beginning in fiscal 2018 and further increasing after 2019. Through fiscal 2018, Propositions 1 and 7 provided $5.4 billion and $2.5 billion, respectively, to the state highway fund. Further, on November 8, 2016, voters approved $990 million of additional statewide transportation funding, including a $720 million transportation bond in Austin. All 14 ballot measures introduced and voted upon on November 6, 2018 were approved and are estimated to provide $1.2 billion of additional infrastructure funding. The strength of the Texas economy extends beyond infrastructure. Technology giant, Alphabet Inc., parent company of Google, announced in 2018 that it purchased 375 acres of land in Midlothian, Texas, for its next data center. Additionally, Apple announced it will invest $10 billion over the next five years in its data centers, including its new 133-acre campus in Austin that will have the capacity to hold 15,000 employees. Texas ranked second, behind Florida, in total housing permits and experienced a 7% increase for the twelve months ended November 2018. The Houston metropolitan area led the nation for total housing starts for the year ended December 31, 2018, driven partly due to rebuilding after the destruction brought by Hurricane Harvey.

Piedmont Atlantic

The Piedmont Atlantic megaregion generally follows the Interstate 85/20 corridor, spanning across North Carolina, South Carolina, Georgia, Tennessee and Alabama and includes four primary cities: Raleigh, Charlotte, Atlanta and Birmingham. The Piedmont Atlantic is a fast-growing megaregion; however, it is facing challenges, including increased traffic congestion and inadequate infrastructure that accompany a growing population.

North Carolina continues to demonstrate solid economic growth, exceeding the nation’s average GDP increase for the past four years. Nationally, North Carolina ranked seventh for job growth for the twelve months ended November 2018 and ranked fifth in the nation for population growth according to the U.S. Census Bureau for 2018. Supported by population growth, residential housing permits increased 5% for the twelve months ended November 2018 and multi-housing permits increased 17% over the twelve months ended November 2018, ranking fourth in the nation. The state also continues to make significant investment in its infrastructure. The state’s 2018-2027 Statewide Transportation Improvement Program, or STIP, plans approximately 1,000 highway projects and approximately 300 non-highway projects, representing investment of approximately $23 billion. Consistent with this plan, the North Carolina Department of Transportation set a twelve-month letting schedule of $4.1 billion for fiscal 2019. In addition to the $1.2 billion of transportation referendums approved in November 2016, four bond referendums totaling $225.8 million of additional funding were approved in the November 2018 election.

Martin Marietta  |  Page 52

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

For the past four years, South Carolina has ranked in the top ten states for population growth according to the U.S. Census Bureau. Supported by this growth, residential construction activity increased, with single-housing permits rising 4% for the twelve months ended November 2018, ranking ninth in the nation. The state’s infrastructure program should be bolstered by S.1258, also known as Act No. 275, allowing up to $4.2 billion to be devoted for highway spending over a 10-year period. South Carolina’s 10-year DOT plan includes 1,000 miles of upgrades to rural roads and improvements to 140 miles of interstate highways. These are much-needed investments as, according to the a recent report issued by the American Society of Civil Engineers, the state’s infrastructure system is in need of major repair. The report further states that 16% of South Carolina’s 76,000 miles of public roads are in poor condition. To fund infrastructure needs, the state passed House Bill 3516 in June 2017, which increases the state’s gas tax $0.02 per gallon per year for six years; this is the state’s first gas tax increase in 30 years. The house bill institutes a fee for vehicles that do not consume motor fuel, increases sales tax on vehicle purchases and charges a one-time fee for vehicles transferred from another state and registered in South Carolina. Collectively, House Bill 3516 is expected to generate an additional $625 million per year when fully implemented. In the November 2018 election, voters approved a sales tax increase to generate an additional $120 million for transportation funding for four years, or until the $120 million funding goal is met. The nonresidential market should experience benefits from the South Carolina Port Authority’s capital spending budget of $2.4 billion through 2022.

Though Georgia’s recovery from the Great Recession continues in certain areas, the state has largely rebounded. For the twelve months ended November 2018, Georgia ranked eighth in the country for employment growth. Further, population growth has ranked in the top seven for the last eight years, giving rise to residential growth. Total housing permits ranked fourth, and increased 11% for the twelve months ended November 2018. Further, companies continue to relocate to or expand their operations within the state. In the last two months of 2018, Norfolk Southern and Wayfair each announced expansion in Georgia, with collective investments exceeding $600 million. In January 2016, Governor Nathan Deal announced a comprehensive infrastructure maintenance plan including a 10-year plan and representing more than $10 billion in investment.

Some elements of the Governor’s plan include the addition of toll lanes along the I-285 loop in Atlanta, interchange upgrades for I-20 and I-285 and additional capacity of metropolitan sections of I-75, I-85 and GA 400. Consistent with these plans, the infrastructure construction market continues to expand and will significantly benefit from the passage of a gas tax increase and other funding mechanisms that will add approximately $1 billion, or essentially double, the state’s annual construction budget. Further, in 2016, Georgia voters approved five local sales tax increases to provide $4 billion for road and transit projects, spanning a five- to 40-year period. Additionally, the Transportation Special-Purpose Local-Option Sales Tax (T-SPLOST) program is starting to provide benefit in the southern part of Georgia. In November 2018, Georgia approved a ballot measure to renew a 1% sales/income tax increase for six years and a $0.01 tax increase that will contribute $183 million to the transportation and road maintenance projects.

Front Range

Extending from the southern portion of Wyoming near Cheyenne, following Interstate 25 through Colorado into New Mexico, incorporating Santa Fe and Albuquerque, the Front Range megaregion is the nation’s fastest-growing megaregion. The Front Range represents 85% of Colorado’s population and is estimated to exceed 10 million by 2050, nearly double the 2010 population. According to Colorado’s Department of Local Affairs, during the five-year period ending 2015, 96% of Colorado’s population growth occurred along the Front Range.

Through strategic acquisitions since 2011, the Company has built a leading position to serve the Front Range. The Colorado economy includes a diverse economic base, leading to strong employment and population growth. Employment and population are each expected to increase more than 45% from 2012 through 2040, driving an upward trend in vehicle miles traveled on the state’s highway system. Senate Bill 17-267, enacted in 2017, includes a component that focuses on new lease-purchase agreements that allocates $1.9 billion of its proceeds to Colorado’s DOT and the remainder of its proceeds to transportation and capital construction projects over a four-year period. Growth in population continues to support increased construction activity. For the twelve months ended November 2018, total housing permits in Colorado increased 9%, with single-family housing permits increasing 20%.

Martin Marietta  |  Page 53

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Florida

Spanning nearly the entire state, the Florida megaregion is also rapidly expanding. Florida is the third-most populous state according to the Bureau of Economic Analysis, with a high volume of its population growth from foreign countries. The state added 2.1 million residents from 2010 to 2017 and is the second-highest state in population growth, behind Texas, from 2014 to 2018. In fact, the state’s GDP rose 4% in 2017 compared with 2016, and represented 5% of the nation’s GDP.

Florida ranks third in the country for job growth for the twelve months ended December 2018 and the state’s unemployment rate was 3.3%. Florida has a $10.8 billion DOT budget for fiscal year 2019 and continues to significantly invest in streets and highways. In fact, the state has a $46.6 billion five-year construction program that extends to 2021. In the 2018 elections, Florida voters approved six ballot initiatives benefitting infrastructure and totaling $24.9 billion. Florida is also experiencing growth in private-sector construction and leads the country in growth for single-family and total housing permits for the twelve months ended November 2018.

Iowa

Iowa has been a top-five Martin Marietta state for decades and has historically experienced a stable and steady economy. Iowa is the largest corn and pork-producing state in the nation and provides more than 7% of America’s food supply. The Company’s agricultural lime shipment volumes are dependent on, among other things, weather, demand for agricultural commodities, including corn and soybeans, commodity prices, farm and land values. The Iowa economy has become consistently more diverse over the past several years, in part due to its ranking as sixth in the nation for lowest cost of doing business. The state is attractive for starting and expanding businesses due to enticing tax incentives. Consistent with these facts, the state’s unemployment rate, 2.4%, remains one of the lowest in the nation. With companies including Google and Microsoft continuing to expand operations in Iowa, nonresidential construction spending is expected to benefit. In May 2018, Facebook announced plans to further expand current operations in Iowa by investing an additional $1.5 billion. Additionally, Apple plans to build a $1.3 billion data center. The state’s infrastructure market has benefitted from the 2015

$0.10 per gallon increase in the state gas tax, raising an additional $515 million since enactment for state and local roads and bridges. This funding has resulted in new infrastructure projects being started and existing projects expected to be completed sooner than originally estimated. Further, Iowa is expected to increase wind-based energy production to reduce dependency on fossil fuels, another driver of economic expansion.

Growth markets with limited supply of indigenous stone must be served via a long-haul distribution network.

The U.S. Department of the Interior’s geological map of the United States depicts the possible sources of indigenous surface rock and illustrates its limited supply in certain areas of the United States, including the coastal areas from Virginia to Texas. Further, certain interior United States markets may experience limited availability of locally sourced aggregates resulting from increasingly restrictive zoning, permitting and/or environmental laws and regulations. The Company’s long-haul distribution network is used to supplement, or in many cases wholly supply, the local crushed stone needs in these areas.

The long-haul distribution network can diversify market risk for locations that engage in long-haul transportation of their aggregates products. Particularly where a producing quarry serves a local market and transports products via rail, water and/or truck to be sold in other markets, the risk of a downturn in one market may be somewhat mitigated by other markets served by the location.

Product shipments are moved by rail, water and truck through the Company’s long-haul distribution network. The Company’s rail network primarily serves its Texas, Florida, Colorado and Gulf Coast markets, while the Company’s Bahamas and Nova Scotia locations transport materials via oceangoing ships. The Company’s strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. At December 31, 2018, the distribution network available to the Company consisted of 98 distribution facilities.

The Company’s increased dependence on rail shipments has made it more reliant on railroad performance issues, including track congestion, crew and availability, the effects

Martin Marietta  |  Page 54

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

of adverse weather conditions and the ability to renegotiate favorable railroad shipping contracts. Further, changes in the operating strategy of rail transportation providers can create operational inefficiencies and increased costs from the Company’s rail network.

A portion of railcars and all ships of the Company’s long-haul distribution network are obtained with short- and long-term leases, some with purchase options, and contracts of affreightment. The limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services and ultimately the freight rate. The Company has not purchased ships.

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

Martin Marietta  |  Page 55

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The FAST Act, a five-year, $305 billion federal highway bill, reauthorizes federal highway and public transportation programs and stabilizes the Highway Trust Fund. The FAST Act retains the programs supported under its predecessor legislation, Moving Ahead for Progress in the 21st Century (MAP-21), but with some changes. Specifically, TIFIA, a U.S. Department of Transportation alternative funding mechanism, which under MAP-21 provided three types of federal credit assistance for nationally or regionally significant surface transportation projects, now allows more diversification of projects. TIFIA is designed to fill market gaps and leverage substantial private co-investment by providing projects with supplemental or subordinate debt which is not subject to national debt ceiling challenges or sequestration. Since inception, TIFIA has provided more than $25 billion of credit assistance to over 50 projects representing over $90 billion in infrastructure investment. As of January 2019, TIFIA-funded projects for the Company’s top five sales-generating states approximated $30 billion. Under the FAST Act, annual TIFIA funding ranges from $275 million to $300 million, but no longer requires the 20% matching funds from state DOTs. Consequently, states can advance construction projects immediately with potentially no upfront outlay of state DOT dollars. TIFIA requires projects to have a revenue source to pay back the credit assistance within a 30-to-40-year period. Therefore, the TIFIA program has the ability to significantly leverage construction dollars. Private investment in transportation projects funded through TIFIA is particularly attractive, in part due to the subordination of public investment to private. Management believes TIFIA could provide a substantial boost for state DOT construction programs well above what is currently budgeted.

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

States continue to play an expanding role in infrastructure investment. In addition to federal appropriations, each state funds its infrastructure investment from specifically allocated amounts collected from various user taxes, typically gasoline taxes and vehicle fees. Over the past several years, states have taken on a significantly larger role in funding infrastructure investment, including initiating special-purpose taxes and raising gas taxes. Management believes

Martin Marietta  |  Page 56

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

that financing at the state level, such as bond issuances, toll roads and tax initiatives, will grow at a faster rate than federal funding. State spending on infrastructure generally leads to increased growth opportunities for the Company. The level of state public-works spending is varied across the nation and dependent upon individual state economies. The degree to which the Company could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Building Materials business’ five largest sales-generating states may disproportionately affect the Company’s financial performance.

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

The need for surface transportation improvements continues to significantly outpace the amount of available funding. A large number of roads, highways and bridges built following the establishment of the Interstate Highway System in 1956 are now in need of major repair or reconstruction. According to The Road Information Program (TRIP), a national transportation research group, vehicle travel on United States highways increased 16% from 2000 to 2016, while new lane road mileage increased only 5% over the same period. TRIP also reports that 45% of the nation’s major roads are in poor or mediocre condition and 9% of the nation’s bridges are structurally deficient or functionally obsolete. Currently, the Federal Highway Administration estimates that $142.5 billion is needed in annual capital investment through 2032 to significantly improve the current conditions and performance of the nation’s highways. While state DOTs and contractors are slowly addressing their labor constraints, the Company believes that if an enhanced infrastructure bill was enacted, those efforts would be more rapidly addressed. However, even in the absence of an enhanced infrastructure bill, strong customer confidence and improving sentiment leads management to believe that infrastructure activity for 2019 and beyond should benefit from the FAST Act, the Tax Cuts and Jobs Act of 2017 (2017 Tax Act), and additional state and local infrastructure initiatives.

Transportation investments generally boost the national economy by enhancing mobility and access and by creating jobs, which is a priority of many of the government’s economic plans. According to the Federal Highway Administration, every $1 billion in federal highway investment creates approximately 28,000 jobs. The number of jobs created is often dependent on the nature and aggregates intensity of the projects. Approximately half of the Building Materials business’ total revenues from the infrastructure end-use market come from federal funding authorizations, including matching funds from the states. For each dollar spent on road, highway and bridge improvements, the Federal Highway Administration estimates an average benefit of $5.20 is recognized in the form of reduced vehicle maintenance costs, reduced delays, reduced fuel consumption, improved safety, reduced road and bridge maintenance costs and reduced emissions as a result of improved traffic flow.

In addition to highways and bridges, transportation infrastructure includes aviation, mass transit, and ports and waterways. Public-sector construction related to transportation infrastructure can be aggregates intensive.

Railroad construction continues to benefit from economic growth, which ultimately generates a need for additional maintenance and improvements. According to the American Road & Transportation Builders Association, subway and light rail work is expected to benefit slightly from the FAST Act.

Erratic weather can significantly impact operations.

Production and shipment levels for the Building Materials business correlate with general construction activity, most of which occurs outdoors and, as a result, is affected by erratic weather, seasonal changes and other weather-related conditions which can significantly affect the business. Typically, due to a general slowdown in construction activity during winter months, the first and fourth quarters generally experience lower production and shipment activity. As such, temperature plays a significant role in the months of March and November, meaningfully affecting the Company’s first- and fourth-quarter results, respectively, where warm and/or

Martin Marietta  |  Page 57

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

moderate temperatures in March and November allow the construction season to start earlier and end later, respectively. NOAA reports that since 1895, the contiguous United States has experienced an average temperature increase of 1.5°F per century, with 2018 averaging 1.5°F above the 20th century average. In 2018, the nation experienced near-average temperatures for March. Colorado and Texas reported above-average temperatures while Florida, North Carolina, South Carolina and Virginia reported cooler-than-average temperatures in March 2018. For November 2018, the average temperature for the nation was below average, where the Midwestern and southwestern states, namely Texas, Oklahoma, Kansas, Arkansas and Iowa, were below or much below average temperatures.

Nationally, 2018 marked the third-wettest year on record and the sixth consecutive year with above-average precipitation. 2018 marked the wettest year for nine states, including North Carolina, Maryland, Virginia, West Vriginia and Tennessee. The last few years have brought an unprecedented amount of precipitation to many areas in the United States. Excessive rainfall jeopardizes production efficiencies, shipments and profitability in all markets served by the Company. In particular, the Company’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity, most notably in August, September and October. In September

2018, Hurricane Florence, the second-wettest storm in 70 years and ranking only behind Hurricane Harvey, made landfall in the Carolinas as a Category 4 storm, bringing with it 13 trillion gallons of rain. In August 2017, Hurricane Harvey, a Category 4 storm that made landfall in Houston, brought nearly 20 trillion gallons of precipitation. In the Southeast, Hurricane Irma, also a Category 4 storm, made landfall in Florida in September 2017 and brought excessive rainfall to the southeastern United States, notably Florida and Georgia. In October 2016, rainfall along the eastern seaboard of the United States from Hurricane Matthew, a Category 5 hurricane, approximated 13.6 trillion gallons. Hurricane Matthew was the first major hurricane on record to make landfall in the Bahamas.

Capital investment decisions driven by capital intensity of the Building Materials business and focus on land.

The Company’s organic capital program is designed to take advantage of construction market growth through investment in both permanent and portable facilities at the Company’s operations. Over an economic cycle, the Company typically invests organic capital at an annual level that approximates depreciation expense. At mid-cycle and through cyclical peaks, organic capital investment typically exceeds depreciation expense, as the Company supports current capacity needs and invests for future capacity growth. Conversely, at a cyclical trough, the Company can reduce levels of capital investment. Regardless of cycle, the Company sets a priority of investing capital to ensure safe, environmentally-sound and efficient operations and to provide the highest quality of customer service and establish a foundation for future growth.

The Company is diligent in its focus on land opportunities, including greensites and expanding locations. Land purchases are usually opportunistic and require the Company to be flexible in its ability to secure the land. Land purchases can include contiguous property around existing quarry locations. Such property can serve as buffer property or additional mineral reserve capacity, assuming regulatory hurdles can be cleared and the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry allows the expansion of the quarry footprint and an extension of quarry life.

Martin Marietta  |  Page 58

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Magnesia Specialties Business

The Magnesia Specialties business produces and sells dolomitic lime from its Woodville, Ohio facility. Additionally, at its Manistee, Michigan facility, Magnesia Specialties manufactures magnesia-based chemicals products for industrial, agricultural and environmental applications. In 2018, this business achieved record total revenues and earnings from operations of $287.7 million and $88.1 million, respectively. Of 2018 total revenues, 70% were attributable to chemicals products, 29% were attributable to lime and 1% was attributable to stone.

In 2018, 81% of the lime produced was sold to third-party customers, while the remaining 19% was used internally as a raw material for the business’ manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the steel industry, and overall, 33% of Magnesia Specialties’ 2018 total revenues related to products used in the steel industry. Accordingly, a portion of the segment’s revenues and profits is affected by production and inventory trends within the steel industry, which are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. Steel production in 2018 increased 6.2% compared with 2017. The dolomitic lime business runs most profitably at 70% or greater steel capacity utilization; domestic capacity utilization averaged 78% in 2018. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.

Total revenues of the Magnesia Specialties business in 2018 were predominantly from North America, but a small amount was derived from overseas. No single foreign country accounted for 10% or more of the total revenues for the Company. Financial results can be affected by foreign currency exchange rates, increasing transportation costs or weak economic conditions in foreign markets. To mitigate the short-term effect of currency exchange rates, foreign transactions are denominated in United States dollars. However, the current strength of the United States dollar in foreign markets is affecting the overall price of Magnesia Specialties’ products when compared to foreign-domiciled competitors.

A significant portion of the Magnesia Specialties business’ costs is of a fixed or semi-fixed nature. The production process requires the use of natural gas, coal and petroleum coke. Therefore, fluctuations in their pricing directly affect operating results. To help mitigate this risk, the Company has fixed price agreements for approximately 100% of its 2019 coal needs, approximately 50% of its 2019 natural gas needs and 100% of its 2019 petroleum coke needs. For 2018, the segment’s average cost per MCF (thousand cubic feet) for natural gas decreased 4% versus 2017. Given high fixed costs, low capacity utilization can negatively affect the segment’s results of operations. Management expects future organic profit growth to result from increased pricing, rationalization of the current product portfolio and/or further cost reductions.

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

All of Magnesia Specialties’ hourly workforce belongs to a labor union. Union contracts cover hourly employees at the Manistee, magnesia-based chemicals plant and the Woodville, lime plant. The labor contracts for the Manistee and Woodville locations expire in August 2019 and June 2022, respectively.

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

As is the case with others in the cement industry, the Company’s cement operations produce varying quantities of cement kiln dust (CKD). This by-product consists of fine-grained, solid, highly alkaline material removed from cement kiln exhaust gas by air pollution control devices. Because much of the CKD is actually unreacted raw materials, it is generally permissible to recycle the CKD back into the production process, and large amounts are often treated in such manner. CKD that is not returned to the production process is disposed in landfills. CKD is currently exempted from federal hazardous waste regulations under Subtitle C of the Resource Conservation and Recovery Act (RCRA).

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

The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation or other proceedings, including those pertaining to environmental matters, relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company’s operations, cash flows or financial position.

FINANCIAL OVERVIEW

The Company set a record for total revenues and earnings before interest, taxes, depreciation and amortization (EBITDA) in 2018, despite volume headwinds in the Building Materials business, including erratic weather, government uncertainty, tight labor markets and logistical challenges, which were prevalent throughout much of the year. The Magnesia Specialties business achieved record revenues and profitability.

Highlights of 2018 Financial Performance

(all comparisons are versus 2017)

●	Earnings per diluted share of $7.43 compared with $11.25; 2017 includes $4.07 per diluted share benefit from the provisional assessment of the 2017 Tax Act
●	Net earnings attributable to Martin Marietta of $470.0 million in 2018 compared with $713.3 million in 2017; 2017 includes the $258.1 million one-time income tax benefit from the remeasurement of deferred tax assets and liabilities following enactment of the 2017 Tax Act
●	Record consolidated EBITDA of $1.05 billion compared with $1.00 billion
●	Record consolidated total revenues of $4.24 billion compared with $3.97 billion, an increase of 7.0%
●	Heritage aggregates pricing increase of 3.0%; heritage aggregates volume relatively flat
●	Cement total product revenues of $387.8 million and gross profit of $126.2 million
●	Magnesia Specialties total revenues of $287.7 million, a record, and gross profit of $98.7 million
●	Consolidated earnings from operations of $690.7 million compared with $700.4 million

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

The Company’s Building Materials business generated the majority of consolidated total revenues and earnings from operations. The following comparative analysis and discussion should be read within this context. Further, sensitivity analysis and certain other data are provided to enhance the reader’s understanding of Management’s Discussion and Analysis of Financial Condition and Results of Operations and are not intended to be indicative of management’s judgment of materiality.

Martin Marietta  |  Page 61

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Company’s consolidated operating results and operating results as a percentage of total revenues are as follows:

years ended December 31 (add 000, except for % of net sales)	2018	% of Total revenues	2017	% of Total revenues	2016	% of Total revenues
Product and service revenues	$3,980,351		$3,723,478		$3,578,650
Freight revenues	263,914		242,116		240,099
Total revenues	4,244,265	100.0%	3,965,594	100.0%	3,818,749	100.0%
Cost of sales	3,009,810		2,749,488		2,665,029
Freight and delivery costs	267,878		244,166		241,982
Total cost of revenues	3,277,688	77.2	2,993,654	75.5	2,907,011	76.1
Gross profit	966,577	22.8	971,940	24.5	911,738	23.9
Selling, general and administrative expenses	280,554	6.6	262,128	6.6	241,606	6.3
Acquisition related expenses, net	13,479		8,638		909
Other operating (income) and expenses, net	(18,193)		793		(8,043)
Earnings from operations	690,737	16.3	700,381	17.7	677,266	17.7
Interest expense	137,069		91,487		81,677
Other nonoperating income, net	(22,413)		(10,034)		(11,439)
Earnings before income tax expense (benefit)	576,081		618,928		607,028
Income tax expense (benefit)	105,705		(94,457)		181,584
Consolidated net earnings	470,376	11.1	713,385	18.0	425,444	11.1
Less: Net earnings attributable to noncontrolling interests	378		43		58
Net Earnings Attributable to
Martin Marietta	$469,998	11.1%	$713,342	18.0%	$425,386	11.1%

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

The following table presents a reconciliation of net earnings attributable to Martin Marietta to consolidated EBITDA:

Consolidated EBITDA

years ended December 31 (add 000)	2018	2017	2016
Net earnings attributable to Martin Marietta	$469,998	$713,342	$425,386
Add back (deduct):
Interest expense	137,069	91,487	81,677
Income tax expense (benefit) for controlling interests	105,637	(94,401)	181,524
Depreciation, depletion and amortization expense	340,006	293,951	283,003
Consolidated EBITDA	$1,052,710	$1,004,379	$971,590

Martin Marietta  |  Page 62

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Total Revenues

Total revenues by reportable segment are as follows:

years ended December 31 (add 000)	2018	2017	2016
Building Materials Business:
Mid-America Group	$1,223,236	$1,053,326	$1,017,098
Southeast Group	423,382	362,555	321,078
West Group	2,309,924	2,279,723	2,223,515
Total Building Materials Business	3,956,542	3,695,604	3,561,691
Magnesia Specialties	287,723	269,990	257,058
Total Consolidated Revenues	$4,244,265	$3,965,594	$3,818,749

Total revenues by product line are as follows:

years ended December 31 (add 000)	2018	2017	2016
Building Materials Business:
Aggregates	$2,578,007	$2,341,540	$2,267,574
Cement	404,125	384,112	375,814
Ready Mixed Concrete	964,751	936,979	903,803
Asphalt and Paving Services	273,896	296,984	261,612
Less: Interproduct revenues	(264,237)	(264,011)	(247,112)
Total Building Materials Business	3,956,542	3,695,604	3,561,691
Magnesia Specialties	287,723	269,990	257,058
Total Consolidated Revenues	$4,244,265	$3,965,594	$3,818,749

Products and Services Revenues

Products and services revenues by reportable segment are as follows:

years ended December 31 (add 000)	2018	2017	2016
Building Materials Business:
Mid-America Group	$1,133,754	$982,214	$945,193
Southeast Group	409,543	348,675	304,722
West Group	2,168,418	2,139,867	2,086,351
Total Building Materials Business	3,711,715	3,470,756	3,336,266
Magnesia Specialties	268,636	252,722	242,384
Total Consolidated Products and Services Revenues	$3,980,351	$3,723,478	$3,578,650

Products and services revenues by product line for the Company are as follows:

years ended December 31 (add 000)	2018	2017	2016
Building Materials Business:
Aggregates	$2,355,673	$2,134,927	$2,058,687
Cement	387,830	371,233	364,139
Ready Mixed Concrete	963,770	936,037	902,678
Asphalt and Paving Services	268,679	292,571	257,873
Less: Interproduct revenues	(264,237)	(264,012)	(247,111)
Total Building Materials Business	3,711,715	3,470,756	3,336,266
Magnesia Specialties	268,636	252,722	242,384
Total Consolidated Products and Services Revenues	$3,980,351	$3,723,478	$3,578,650

Aggregates.

Aggregates average selling price increases compared to the prior year are as follows:

years ended December 31	2018	2017	2016
Heritage Operations:
Mid-America Group	3.8%	5.0%	4.3%
Southeast Group	3.0%	8.7%	7.1%
West Group	2.0%	1.7%	10.6%
Total Heritage Aggregates[1]	3.0%	4.5%	7.3%
Total Aggregates[2]	1.9%	4.5%	7.3%

[1]	Heritage aggregates operations exclude acquisitions that have not been included in prior-year operations for the comparable period.
[2]	Total aggregates operations include acquisitions from the date of acquisition and divestitures through the date of disposal.

The average selling price per ton for aggregates was $13.71, $13.46 and $12.88 for 2018, 2017 and 2016, respectively.

Pricing growth in 2018 was negatively affected by product and geographic mix. Total aggregates pricing growth reflects the lower selling price for the legacy Bluegrass operations, which average 10% to 15% below the heritage Company average. Average selling price increases in 2017 and 2016 exceeded the Company’s 20- and 30-year annual growth rate.

Martin Marietta  |  Page 63

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The following presents aggregates shipments for each reportable segment of the Building Materials business:

years ended December 31 Tons (add 000)	2018	2017	2016
Heritage Operations:
Mid-America Group	73,647	72,539	73,060
Southeast Group	20,161	20,429	19,396
West Group	64,099	64,730	66,170
Heritage Aggregates Operations	157,907	157,698	158,626
Acquisitions	12,929	–	–
Total Aggregates Operations	170,836	157,698	158,626

Aggregates shipments sold externally to customers and tons used in other product lines are as follows:

years ended December 31 Tons (add 000)	2018	2017	2016
Heritage Operations:
Tons to external customers	147,330	146,818	148,198
Internal tons used in other product lines	10,577	10,880	10,428
Heritage Aggregates Tons	157,907	157,698	158,626

Aggregates volume variance compared to the prior year by reportable segment is as follows:

years ended December 31	2018	2017	2016
Heritage Operations:
Mid-America Group	1.5%	(0.7%)	6.5%
Southeast Group	(1.3%)	5.3%	(0.4%)
West Group	(1.0%)	(2.2%)	(3.2%)
Total Heritage Aggregates[1]	0.1%	(0.6%)	1.4%
Total Aggregates[2]	8.3%	(0.6%)	1.4%

1	Heritage aggregates operations exclude acquisitions that have not been included in prior-year operations for the comparable period.
2	Total aggregates operations include acquisitions from the date of acquisition and divestitures through the date of disposal.

Heritage shipments in 2018 were relatively flat compared with prior year as volumes were suppressed by excessive rainfall during peak construction season, namely in the southeastern United States and Texas. The Southeast Group was negatively affected by Hurricanes Florence and Matthew. The West Group’s decline reflected Texas experiencing its wettest February, September and October on record. Shipments at the legacy Bluegrass operations were also negatively affected by wet weather, notably in Maryland and the southeastern United States. Further, Hurricane Florence disrupted shipments in the Mid-America and Southeast Groups. Additionally, continued project delays, customer- and Department of Transportation-related labor constraints and government uncertainty hindered 2018 shipments. 2017 shipments reflect strength in private sector construction offset by underinvestment in public infrastructure. Rainfall and labor constraints negatively affected shipments in 2017. Notably, the southwestern region of the United States experienced the fourth-wettest year on record. Notwithstanding these headwinds, the Southeast Group’s 5.3% increase in shipments demonstrates the underlying strength of the Georgia and Florida markets.

Cement, Ready Mixed Concrete, Asphalt and Paving Services. The Company’s cement and downstream operations, namely ready mixed concrete, asphalt and paving services, are located in the West Group, notably in the high-growth states of Texas and Colorado.

Average selling prices for cement, ready mixed concrete and asphalt are as follows:

years ended December 31	2018	2017	2016
Cement - per ton	$109.38	$105.97	$101.96
Ready Mixed Concrete -per cubic yard	$108.83	$107.27	$104.26
Asphalt - per ton	$44.60	$43.41	$39.20

Unit shipments for cement, ready mixed concrete and asphalt are as follows:

years ended December 31 (add 000)	2018	2017	2016
Cement:
Tons to external customers	2,286	2,271	2,331
Internal tons used in ready mixed concrete	1,222	1,196	1,194
Total cement tons	3,508	3,467	3,525

Ready Mixed Concrete - cubic yards	8,685	8,559	8,490

Asphalt:
Tons to external customers	1,076	1,123	1,023
Internal tons used in paving operations	1,857	2,167	2,131
Total asphalt tons	2,933	3,290	3,154

Cement and ready mixed concrete shipments in 2018 and 2017 were hindered by significant amounts of precipitation in Texas. Asphalt shipments in 2018 declined compared with 2017 primarily due to project delays and permitting issues. The 2017 increase in shipments in the asphalt and ready mixed concrete is primarily attributable to more favorable weather in the Front Range region of Colorado.

Martin Marietta  |  Page 64

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Magnesia Specialties. In 2018, Magnesia Specialties reported record total revenues of $287.7 million, an increase of 6.6%, gross profit of $98.7 million, an increase of 9.4%, and earnings from operations of $88.1 million, an increase of 10.9%, all compared with 2017. The improved results are attributable to an increase in both the chemicals and lime product lines. Total revenues in 2017 of $270.0 million increased 5.0% compared with 2016, primarily attributable to volume increases in the chemicals product line.

Cost of Sales

Cost of sales increased 9.5% in 2018 and 3.2% in 2017, both compared with the prior year. The increase in 2018 and 2017 is attributable to acquired operations coupled with higher personnel, diesel and depreciation expenses. On average, the Company paid $2.29 per gallon of diesel fuel in 2018 compared with $1.81 in 2017.

Cost of sales also includes internal freight costs incurred when the Company transports building material products, either by truck, rail or water, from one location to another. These freight costs are included in the Building Materials business’ cost of sales and were $266.2 million, $250.7 million and $242.2 million for 2018, 2017 and 2016, respectively.

Gross Profit

Gross profit (loss) by product line is as follows:

years ended December 31 (add 000)	2018	2017	2016
Building Materials Business:
Aggregates	$606,759	$599,670	$556,131
Cement	126,213	117,021	119,894
Ready Mixed Concrete	74,175	91,646	99,085
Asphalt and Paving Services	52,917	64,693	53,025
Products and Services	860,064	873,030	828,135
Freight	259	2,602	2,501
Building Materials Business	860,323	875,632	830,636
Magnesia Specialties:
Products and Services	102,905	94,050	93,987
Freight	(4,223)	(4,652)	(4,384)
Magnesia Specialties	98,682	89,398	89,603
Corporate	7,572	6,910	(8,501)
Total Consolidated Gross Profit	$966,577	$971,940	$911,738

The following presents a rollforward of the Company’s consolidated gross profit:

(add 000)	2018	2017
Consolidated gross profit, prior year	$971,940	$911,738
Aggregates:
Pricing	64,155	93,727
Volume	155,812	(17,951)
Production costs	(136,652)	(30,048)
Internal freight costs	(14,136)	(6,870)
Other costs, net	(62,090)	4,681
Change in aggregates gross profit	7,089	43,539
Cement and downstream operations products and services	(20,055)	1,356
Magnesia Specialties products	8,855	63
Corporate	662	15,411
Freight	(1,914)	(167)
Change in consolidated gross profit	(5,363)	60,202
Consolidated gross profit, current year	$966,577	$971,940

The decline in gross profit in 2018 compared with prior year is primarily attributable to production cost inefficiencies caused by weather and higher maintenance costs and lower inventory build, partially offset by the contribution from acquired operations and a 110-basis-point improvement in the Magnesia Specialties segment. The growth in gross profit in 2017 compared with 2016 reflects pricing strength and disciplined cost management, led by the aggregates product line.

Corporate gross profit (loss) includes intercompany royalty and rental revenue and expenses, depreciation on capitalized interest and unallocated operational expenses excluded from the Company’s evaluation of business segment performance. Corporate gross profit for 2016 reflects an unfavorable diesel fuel contract that expired December 31, 2016.

Gross profit (loss) by reportable segment is as follows:

years ended December 31
(add 000)	2018	2017	2016
Building Materials Business:
Mid-America Group	$366,762	$335,499	$306,631
Southeast Group	77,974	74,908	57,556
West Group	415,328	462,623	463,948
Products and Services	860,064	873,030	828,135
Freight	259	2,602	2,501
Building Materials Business	860,323	875,632	830,636
Magnesia Specialties:
Products and Services	102,905	94,050	93,987
Freight	(4,223)	(4,652)	(4,384)
Magnesia Specialties	98,682	89,398	89,603
Corporate	7,572	6,910	(8,501)
Total Consolidated Gross Profit	$966,577	$971,940	$911,738

Martin Marietta  |  Page 65

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Products and services gross margin by reportable segment and total products and services consolidated gross margin are as follows:

years ended December 31
(add 000)	2018	2017	2016
Mid-America Group	32.3%	34.2%	32.4%
Southeast Group	19.0%	21.5%	18.9%
West Group	19.2%	21.6%	22.2%
Total Building Materials Business	23.2%	25.2%	24.8%
Magnesia Specialties	38.3%	37.2%	38.8%
Total Consolidated	24.2%	26.0%	25.8%

Significant weather-related events hindered production efficiencies and negatively affected operating leverage, resulting in a slight increase in aggregates direct production cost per ton across all reportable groups for 2018 versus 2017. Magnesia Specialties business’ 2018 gross margin improvement is attributable to effective cost control relative to the increase in sales volume and increased production improvements creating greater efficiency in plant operations. Magnesia Specialties 2017 gross margin decline compared with 2016 was due to higher maintenance and contract services costs, coupled with an increase in natural gas prices.

Selling, General and Administrative Expenses

SG&A expenses for 2018 and 2017 were 6.6% of total revenues. The increase of 30 basis points in 2017 compared with 2016 reflects higher personnel and share-based compensation costs.

Acquisition-Related Expenses, Net

The Company incurs business development and acquisition integration costs in connection with its strategic growth plan, and at times may recognize nonrecurring transaction costs related to the acquisition (collectively “acquisition-related expenses, net”). On April 27, 2018, the Company completed its acquisition of Bluegrass. As part of the agreement with the U.S. Department of Justice (DOJ), the Company divested its heritage Forsyth aggregates quarry north of Atlanta, Georgia, and the legacy Bluegrass Beaver Creek aggregates quarry in western Maryland. In connection with the sale of its Forsyth quarry, the Company recognized a pretax gain of $14.8 million, which is included in acquisition-related expenses, net, in the consolidated statements of earnings and comprehensive earnings for the year ended December 31, 2018. There was no gain or loss on the Beaver Creek divestiture. The 2018 and 2017 acquisition-related expenses, net, were primarily related to the Bluegrass acquisition.

Other Operating (Income) and Expenses, Net

Other operating income and expenses, net, are comprised generally of gains and losses on the sale of assets; gains and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense and gains and losses related to asset retirement obligations. These net amounts represented income of $18.2 million in 2018 and $8.0 million in 2016 and expense of $0.8 million in 2017. The 2018 income reflects a $7.7 million net gain on legal settlements and $25.3 million gain on the sale of assets, primarily excess land, partially offset by an asset and portfolio rationalization charge of $18.8 million. The asset and portfolio rationalization charge relates to the Company’s Southwest ready mixed concrete operations reported in the West Group reportable segment. The asset and portfolio rationalization charge reflects the Company’s evaluation of the recoverability of certain long-lived assets, including property, plant and equipment and intangible assets, for underperforming operations in this business and a reduction in headcount. Of the total charge, $17.0 million is noncash and $1.8 million will be settled in cash. Other operating expenses, net, for 2017 primarily reflect $19.4 million of gains on the sale of assets, offset by $12.7 million of nonrecurring repair costs related to certain of the Company’s leased railcars and approximately $10.8 million of executive retirement expense.

Earnings from Operations

Consolidated earnings from operations were $690.7 million, $700.4 million and $677.3 million in 2018, 2017 and 2016, respectively.

Interest Expense

Interest expense was $137.1 million in 2018, $91.5 million in 2017 and $81.7 million in 2016. The 2018 increase is due to higher outstanding debt throughout the year that was used to finance the Bluegrass acquisition. The Company issued $1.1 billion of long-term debt in December 2017 in anticipation of completing the transaction. This debt also resulted in the increase in 2017 compared with 2016

Other Nonoperating (Income) and Expenses, Net

Other nonoperating income and expenses, net, is comprised generally of interest income; foreign currency transaction gains and losses; pension and postretirement benefit cost, excluding service cost; and net equity earnings from nonconsolidated investments. Consolidated other nonoperating income and expenses, net, was income of $22.4 million, $10.0 million

Martin Marietta  |  Page 66

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

and $11.4 million, in 2018, 2017 and 2016, respectively. The increase in 2018 reflects higher interest income and lower pension expense. The income in 2017 reflects increased earnings from nonconsolidated investments.

Income Tax Expense (Benefit)

In December 2017, the President signed the 2017 Tax Act into law. As a result, the Company remeasured its deferred tax assets and liabilities as of the enactment date at the new federal statutory corporate income tax rate of 21% and recorded a provisional one-time income tax benefit of $258.1 million. The 2018 income tax rate reflects the lower federal statutory tax rate and includes the final repricing of deferred tax liabilities resulting in a tax benefit of $21.5 million, both provisions of the 2017 Tax Act.

Variances in the estimated effective income tax rates, when compared with the statutory corporate income tax rate, are due primarily to the remeasurement of deferred taxes due to provisions of the 2017 Tax Act, the statutory depletion deduction for mineral reserves, the effect of state income taxes, the domestic production deduction for years prior to 2018, stock compensation deductions, and the impact of foreign income or losses for which no tax expense or benefit is recognized. Additionally, certain acquisition-related expenses, net, have limited deductibility for income tax purposes.

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

The Company’s estimated effective income tax rate for the years ended December 31 are as follows:

2018	18.3%
2017	(15.3%)
2016	29.9%

Net Earnings Attributable to Martin Marietta and

Earnings Per Diluted Share

Net earnings attributable to Martin Marietta were $470.0

million, or $7.43 per diluted share, for 2018 and $713.3 million, or $11.25 per diluted share, for 2017. The 2017 amount includes the income tax benefit from the 2017 Tax Act of $258.1 million, or $4.07 per diluted share. For 2016, net earnings attributable to Martin Marietta were $425.4 million, or $6.63 per diluted share.

Liquidity and Cash Flows

Operating Activities

Generally, the Company’s primary source of liquidity is cash generated from operating activities. Operating cash flow is substantially derived from consolidated net earnings, before deducting depreciation, depletion and amortization, and offset by working capital requirements. Cash provided by operations was $705.1 million in 2018, $657.6 million in 2017 and $688.9 million in 2016. Cash provided by operations in 2018 reflects $162.3 million of contributions to the Company’s pension plans, the majority of which is attributable to the 2017 plan year. As a result, the Company recognized a cash tax benefit equal to 35%, the federal tax rate in effect for the plan year. For comparative purposes, pension plan contributions were $30.9 million and $44.8 million in 2017 and 2016, respectively. Cash provided by operations in 2017 reflects a higher buildup of inventories resulting from lower-than-expected shipment volumes.

Martin Marietta  |  Page 67

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Depreciation, depletion and amortization were as follows:

years ended December 31
(add 000)	2018	2017	2016
Depreciation	$296,835	$262,382	$253,028
Depletion	29,261	17,391	15,907
Amortization	17,937	17,389	16,318
Total	$344,033	$297,162	$285,253

The increase in 2018 depreciation and depletion expense reflects the acquisition of Bluegrass and increased levels of capital spending during 2015 through 2018 as investments were made to address several years of relatively low capital spending during 2009 through 2013.

Investing Activities

Net cash used for investing activities was $1.95 billion in 2018, $386.2 million in 2017 and $555.0 million in 2016.

Property, plant and equipment capitalized by reportable segment, excluding acquisitions, was as follows:

years ended December 31
(add 000)	2018	2017	2016
Mid-America Group	$176,797	$139,445	$150,490
Southeast Group	41,575	34,636	30,588
West Group	145,643	234,853	204,495
Total Building Materials Business	364,015	408,934	385,573
Magnesia Specialties	12,450	11,129	8,944
Corporate	4,838	12,291	9,031
Total	$381,303	$432,354	$403,548

Spending for the Mid-America Group for 2018 included the ongoing new underground mine project at the Fort Calhoun operation in Nebraska. Spending for the West Group for 2017 and 2016 included the completion of Hunter Stone Plant, a new aggregates operation that consolidates mining operations with Hunter Cement Plant, and a rail-served facility in Colorado.

The Company paid cash of $1.64 billion, $12.1 million and $178.8 million for acquisitions in 2018, 2017 and 2016, respectively. 2018 primarily reflects the purchase of Bluegrass.

Proceeds from divestitures and sales of assets were $69.1 million in 2018, $35.9 million in 2017 and $6.5 million in 2016. This pretax cash is generated from the sales of surplus land and equipment. In 2018, the amount includes the divestitures of the legacy Martin Marietta Forsyth Quarry and the legacy Bluegrass Beaver Creek Quarry as part of an agreement with the U.S. DOJ, approved by the federal district court for the District of Columbia, which resolved all competition issues with respect to the Bluegrass acquisition.

Financing Activities

The Company used $158.4 million and $252.3 million of cash for financing activities during 2018 and 2016, respectively. Cash provided by financing activities was $1.12 billion in 2017.

Net borrowings of long-term debt were $89.9 million in 2018, $1.34 billion in 2017 and $110.7 million in 2016. As discussed in Note H to the audited consolidated financial statements, in May 2017, the Company issued $300 million aggregate principal amount of Floating Rate Senior Notes due in 2020 (the “2020 Floating Rate Notes”) and $300 million aggregate principal amount of 3.450% Senior Notes due in 2027. The 2020 Floating Rate Notes bear interest at a rate, reset quarterly, equal to the three-month LIBOR for U.S. dollars plus 0.65% (or 65 basis points). The net proceeds from the issuance of these notes were used to repay $300 million aggregate principal amount of floating rate notes that matured in June 2017 and to pay down borrowings under the Revolving Facility and the Trade Receivable Facility (as defined below). Additionally, in December 2017, the Company issued $300 million aggregate principal amount of Floating Rate Senior Notes due 2019 (the “2019 Floating Rate Notes”), $500 million aggregate principal amount of 3.500% Senior Notes due 2027 and $600 million aggregate principal amount of 4.250% Senior Notes due 2047. The 2019 Floating Rate Notes will mature on December 20, 2019 and bear interest at a per annum floating rate, reset quarterly, equal to three-month LIBOR for U.S. dollars plus 0.500% (or 50 basis points). Net proceeds were used to repay the $300 million 6.6% Senior Notes in April 2018 and, in part, to finance the Bluegrass acquisition.

The Company repurchased 0.5 million shares of its common stock for a total cost of $100.4 million, or $192.61 per share in 2018; 0.5 million shares for a total cost of $100.0 million, or $218.46 per share in 2017; and 1.6 million shares for a total cost of $259.2 million, or $163.24 per share.

For the years ended December 31, 2018, 2017 and 2016, the Board of Directors approved total cash dividends on the Company’s common stock of $1.84 per share, $1.72 per share and $1.64 per share, respectively. Total cash dividends were $116.4 million in 2018, $108.9 million in 2017 and $105.0 million in 2016.

Martin Marietta  |  Page 68

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Cash provided by issuances of common stock, which represents the exercises of stock options, excluding the impact of shares withheld for taxes, was $7.2 million, $10.1 million and $27.3 million in 2018, 2017 and 2016, respectively.

Capital Structure and Resources

Long-term debt, including current maturities, was $3.12 billion at December 31, 2018, and was principally in the form of publicly-issued long-term notes and debentures.

In April 2018, the Company, through a wholly-owned special-purpose subsidiary, increased the borrowing capacity of the trade receivable securitization facility (the “Trade Receivable Facility”) to $400 million. In September 2018, the Company extended the maturity of the Trade Receivable Facility to September 25, 2019. The Trade Receivable Facility is backed by eligible trade receivables, as defined. Borrowings are limited to the lesser of the facility limit or the borrowing base, as defined. These receivables are originated by the Company and then sold or contributed to the wholly-owned special-purpose subsidiary. The Company continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. The Trade Receivable Facility contains a cross-default provision to the Company’s other debt agreements.

The $700 million five-year senior unsecured revolving facility (the “Revolving Facility”) requires the Company’s ratio of consolidated net debt-to-consolidated EBITDA, as defined, for the trailing-twelve month period (the “Ratio”) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio debt incurred in connection with certain acquisitions during the quarter or the three preceding quarters so long as the Ratio calculated without such exclusion does not exceed 3.75x. Additionally, if there are no amounts outstanding under the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Company is a co-borrower, may be reduced by the Company’s unrestricted cash and cash equivalents in excess of $50 million, such reduction not to exceed $200 million, for purposes of the covenant calculation. In 2018, the Company extended the maturity of the Revolving Facility to December 2023.

At December 31, 2018, the Company’s ratio of consolidated net debt-to-consolidated EBITDA, as defined by the Company’s Credit Agreement, for the trailing-twelve month EBITDA was 2.76 times and was calculated as follows (dollars in thousands):

Twelve-Month Period January 1, 2018 to December 31, 2018
Net earnings attributable to Martin Marietta	$469,998
Add back:
Interest expense	137,069
Income tax expense	105,637
Depreciation, depletion and amortization expense	339,858
Stock-based compensation expense	29,253
Acquisition-related expenses, net	32,040
Bluegrass EBITDA (Pre-acquisition January 1, 2018 to April 27, 2018)	16,607
Noncash portion of asset rationalization impairment charges	16,970
Deduct:
Interest income	(7,027)

Consolidated EBITDA, as defined by the Company’s Credit Agreement	$1,140,405

Consolidated debt, as defined and including debt for which the Company is a co-borrower, at December 31, 2018	$3,144,071

Consolidated debt-to-consolidated EBITDA, as defined by the Company’s Credit Agreement, at December 31, 2018 for trailing-twelve month EBITDA	2.76x

Total equity was $4.95 billion at December 31, 2018. At that date, the Company had an accumulated other comprehensive loss of $143.6 million, primarily resulting from unrecognized actuarial losses and prior service costs related to pension and postretirement benefits.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20 million shares of common stock. As of December 31, 2018, the Company had 14.1 million shares remaining under the repurchase authorization. The Company expects to allocate capital for additional share repurchases based on available excess free cash flow, defined as operating cash flow less capital expenditures and dividends, subject to a leverage target (net debt-to-consolidated EBITDA) of 2.0 times to 2.5 times and with consideration of other capital needs. Future repurchases are expected to be carried out through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades, accelerated share purchase

Martin Marietta  |  Page 69

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

transactions, or any combination of such methods. Share repurchases will be executed based on then-current business and market factors so the actual return of capital in any single quarter may vary. The repurchase program may be modified, suspended or discontinued by the Board of Directors at any time without prior notice.

At December 31, 2018, the Company had $45 million in cash and short-term investments that are considered cash equivalents. The Company manages its cash and cash equivalents to ensure short-term operating cash needs are met and excess funds are managed efficiently. The Company subsidizes shortages in operating cash through credit facilities. The Company utilizes excess cash to either pay-down credit facility borrowings or invest in money market funds, money market demand deposit accounts or offshore time deposit accounts. Money market demand deposits and offshore time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Company’s investments in bank funds generally exceed the $250,000 FDIC insurance limit.

Cash on hand, along with the Company’s projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. Borrowings under the Revolving Facility are unsecured and may be used for general corporate purposes. The Company’s ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. At December 31, 2018, the Company had $707.7 million of unused borrowing capacity under its Revolving Facility and Trade Receivable Facility.

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

Contractual and Off Balance Sheet Obligations

Postretirement medical benefits will be paid from the Company’s assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. At December 31, 2018, the Company’s recorded benefit obligation related to these benefits totaled $13.3 million.

The Company has other retirement benefits related to pension plans. At December 31, 2018, the qualified pension plans were underfunded by $32.0 million. Inclusive of required amounts, the Company estimates that it will make contributions of $25.0 million to qualified pension plans in 2019. Any contributions beyond 2019 are currently undeterminable and will depend on the investment return on the related pension assets. However, management’s practice is to fund at least the service cost annually. At December 31, 2018, the Company had a total obligation of $98.0 million related to unfunded nonqualified pension plans and expects to make contributions of $7.0 million to these plans in 2019.

At December 31, 2018, the Company had $24.1 million accrued for uncertain tax positions, excluding interest and correlative effects. Such liabilities may become payable if the tax positions are not sustained upon examination by a taxing authority.

In connection with normal, ongoing operations, the Company enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land and mineral reserves. Additionally, the Company enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. At December 31, 2018, the Company had $10.9 million in capital lease obligations. Amounts due for operating leases and royalty agreements are expensed in the period incurred. Management anticipates that, in the ordinary course of business, the Company will enter into additional royalty agreements for land and mineral reserves during 2019.

The Company has purchase commitments for property, plant and equipment of $118.7 million as of December 31, 2018. The Company also has other purchase obligations related to energy and service contracts which totaled $106.4 million as of December 31, 2018.

Martin Marietta  |  Page 70

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Company’s contractual commitments as of December 31, 2018 are as follows:

(add 000)	Total	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years
ON BALANCE SHEET:
Long-term debt	$3,120,481	$390,042	$ 299,080	$299,350	$2,132,009
Postretirement benefits	13,293	950	2,911	2,598	6,834
Qualified pension plan contributions[1]	25,028	25,028	–	–	–
Unfunded pension plan contributions	98,014	6,993	28,687	15,176	47,158
Uncertain tax positions	24,100	–	24,100	–	–
Capital leases - principal portion	10,879	3,250	3,865	1,395	2,369
Other commitments	370	64	128	128	50
OFF BALANCE SHEET:
Interest on publicly-traded long-term debt and capital lease obligations	1,433,261	113,714	192,465	187,271	939,811
Operating leases[2]	669,004	105,955	130,860	114,042	318,147
Royalty agreements[2]	119,948	14,614	21,699	17,654	65,981
Purchase commitments - capital	118,664	118,664	–	–	–
Other commitments - energy and services	106,360	63,104	20,441	5,620	17,195
Total	$5,739,402	$842,378	$ 724,236	$643,234	$3,529,554

1 Qualified pension plan contributions beyond 2019 are not determinable at this time

2 Represents future minimum payments

Notes A, H, J, K, M and O to the audited consolidated financial statements contain additional information regarding these commitments and should be read in conjunction with the above table.

Contingent Liabilities and Commitments

The Company has a $5 million short-term line of credit. No amounts were outstanding under this line of credit at December 31, 2018.

The Company has entered into standby letter of credit agreements relating to certain insurance claims, contract performance and permit requirements. At December 31, 2018, the Company had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $36.1 million, of which $2.3 million were issued under the Company’s Revolving Facility.

In the normal course of business, at December 31, 2018, the Company was contingently liable for $375.6 million in surety bonds underwritten by Liberty Mutual and W. R. Berkley, which guarantee its own performance and are required by certain states and municipalities and their related agencies. Five of these bonds are for certain construction contracts and reclamation obligations and total $77.6 million, or 21% of all outstanding surety bonds. The Company has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Company’s past experience, no material claims have been made against these financial instruments.

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

Demand in the residential construction market is affected by interest rates. During 2018, the Federal Reserve raised the federal funds rate to 2.5%. The residential construction market accounted for approximately 22% of the Company’s aggregates product line shipments in 2018.

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

Variable-Rate Borrowing Facilities

At December 31, 2018, the Company had a $700 million Revolving Facility and a $400 million Trade Receivable Facility. The Company also has $600 million of variable-rate senior notes outstanding. Borrowings under these facilities bear interest at a variable interest rate. A hypothetical 100-basis-point increase in interest rates on borrowings of $990 million, which was the collective outstanding balance at December 31, 2018, would increase interest expense by $9.9 million on an annual basis.

Pension Expense

The Company’s results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the defined benefit pension plans only, the expected long-term rate of return on assets. Therefore, the Company has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Company’s annual pension expense is discussed in the section Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions.

Energy Costs

Energy costs, including diesel fuel, natural gas, coal and liquid asphalt, represent significant production costs of the Company. The cement product line and Magnesia Specialties business each have fixed-price agreements on their coal requirements. The cement product line’s contract covers 95% and 100% of the Midlothian and Hunter plants’ needs, respectively, while the Magnesia Specialties contract covers 100% of its coal requirements. A hypothetical 10% change in the Company’s energy prices in 2019 as compared with 2018, assuming constant volumes, would change 2019 energy expense by $28.3 million.

Commodity Risk

Cement is a commodity and competition is based principally on price, which is highly sensitive to changes in supply and demand. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond the Company’s control. Increases in the production capacity of industry participants or increases in cement imports tend to create an oversupply of such products leading to an imbalance between supply and demand, which can have a negative impact on product prices. There can be no assurance that product prices will not decline in the future or that such declines will not have a material adverse effect on the Company’s business, financial condition and results of operations. A hypothetical 10% change in sales price of the cement product line would impact total revenues by $38.8 million.

Cement is a key raw material in the production of ready mixed concrete. A hypothetical 10% change in cement costs in 2019 compared with 2018, assuming constant volumes, would change ready mixed concrete cost of sales by $24.9 million.

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

Martin Marietta  |  Page 72

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Impairment Review of Goodwill

Goodwill is required to be tested annually for impairment. An interim review is performed between annual tests if facts and circumstances indicate a potential impairment may exist. The impairment review of goodwill is a critical accounting estimate because goodwill represents 25% of the Company’s total assets at December 31, 2018. Further, the review requires management to apply judgment and make assumptions which may result in an impairment charge that could be material to the Company’s financial condition and results of operations. The Company performs its impairment evaluation as of October 1, which represents the annual evaluation date.

The Company’s reporting units, which represent the level at which goodwill is tested for impairment, are based on the operating segments of the Building Materials business. There is no goodwill related to the Magnesia Specialties business. As of October 1, 2018, the reporting units for the Building Materials business were as follows:

•	Mid-Atlantic Division, which includes Maryland, North Carolina, Pennsylvania, South Carolina and Virginia;

•	Mideast Division, which includes Indiana, Kentucky, Ohio, and West Virginia;

•	Midwest Division, which includes Iowa, northern Kansas, Minnesota, Missouri, eastern Nebraska and Washington;

•	Southeast Division, which includes Alabama, Florida, Georgia, Tennessee and offshore operations in the Bahamas and Nova Scotia;

•	Southwest Division, which includes the aggregates product line operations in Arkansas, southern Kansas, Louisiana, Oklahoma and Texas;

•	Cement and Southwest Ready Mix Division, which includes the cement operations in Texas and the ready mixed concrete operations in Arkansas, Louisiana and Texas; and

•	Rocky Mountain Division, which includes Colorado, western Nebraska, Nevada, Utah and Wyoming.

Certain of the aforementioned reporting units within the Building Materials business meet the aggregation criteria and are consolidated as reportable segments for financial reporting purposes.

Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. Goodwill is tested for impairment by comparing the reporting unit’s fair value to its carrying value, which represents a Step-1 analysis. However, prior to Step 1, the Company may perform an optional qualitative assessment. As part of the qualitative assessment, the Company considers, among other things, the following events and circumstances: macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events. If the Company concludes it is more-likely-than-not (i.e., a likelihood of more than 50%) that a reporting unit’s fair value is higher than its carrying value, the Company does not perform any further goodwill impairment testing for that reporting unit. Otherwise, it proceeds to Step 1 of its goodwill impairment analysis. The Company may bypass the qualitative assessment for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. When the Company validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period. If the reporting unit’s fair value exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a Step 1 failure and may lead to an impairment charge.

In 2018, the Company performed a Step-1 analysis for the Cement and Southwest Ready Mix Division. The fair value was calculated using a discounted cash flow model. Key assumptions included management’s estimates of changes in sales price, shipment volumes and production costs as well as assumptions of future profitability, capital requirements, a discount rate of 10.0% and a terminal growth rate of 3.5%. The fair value of the Cement and Southwest Ready Mix Division reporting unit exceeded its carrying value by 19%, or $382 million. For sensitivity purposes, a 100-basis-point increase in the discount rate, holding all other assumptions constant, would result in the Cement and Southwest Ready Mix Division reporting unit passing the Step-1 analysis by $16 million, or 1%. The Cement and Southwest Ready Mix Division reporting unit had $941 million of goodwill at December 31, 2018.

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

The terminal growth rate was based on average annual increase in GDP.

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

Pension Expense-Selection of Assumptions

The Company sponsors noncontributory defined benefit pension plans that cover substantially all employees and a Supplemental Excess Retirement Plan (SERP) for certain retirees (see Note K to the audited consolidated financial statements). Annual pension expense (inclusive of SERP expense) consists of several components:

•	Service Cost, which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels.

•	Interest Cost, which represents one year’s additional interest on the outstanding liability.
•	Expected Return on Assets, which represents the expected investment return on pension plan assets.

•

Amortization of Prior Service Cost and Actuarial Gains and Losses, which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service prior to plan inception, of which there is an insignificant amount at December 31, 2018. Actuarial gains and losses arise from changes in assumptions regarding future events or when actual returns on pension assets differ from expected returns. At December 31, 2018, the unrecognized actuarial loss was $233.7 million. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10% of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. Therefore, the $233.7 million unrecognized actuarial loss consists of $148.9 million currently subject to amortization in 2019 and $84.8 million not subject to amortization in 2019. $15.7 million of amortization of the actuarial loss is estimated to be a component of 2019 annual pension expense.

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

Martin Marietta  |  Page 74

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Management’s selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Company selected a hypothetical portfolio of Moody’s Aa bonds, with maturities that mirror the benefit obligations, to determine the discount rate. At December 31, 2018, the Company selected a discount rate assumption of 4.38%, a 62-basis-point increase over the prior-year assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption has the most significant impact on the annual pension expense.

Management’s selection of the rate of increase in future compensation levels is generally based on the Company’s historical salary increases, including cost of living adjustments and merit and promotion increases, giving consideration to any known future trends. A higher rate of increase results in higher pension expense. The assumed long-term rate of increase is 4.5%.

Management’s selection of the expected long-term rate of return on pension fund assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets. Given that these returns are long term, there are generally not significant fluctuations in the expected rate of return from year to year. Based on the currently projected returns on these assets and related expenses, the Company selected an expected return on assets of 6.75%, the same as the prior-year rate. The following table presents the expected return on pension assets as compared with the actual return on pension assets:

(add 000)	Expected Return on Pension Assets	Actual Return on Pension Assets
2018	$46,011	$(40,823)
2017	$39,759	$ 83,091
2016	$37,699	$ 35,432

The difference between expected return on pension assets and the actual return on pension assets is not immediately recognized in the consolidated statements of earnings.

Rather, pension accounting rules require the difference to be included in actuarial gains and losses, which are amortized into annual pension expense as previously described.

The Company estimates the remaining lives of participants in the pension plans using the Society of Actuaries’ RP-2014 Base Mortality Table. The no-collar table was used for salaried participants and the blue-collar table, reflecting the experience of the Company’s participants, was used for hourly participants. The Company selected the MP-2018 scale for mortality improvement.

Assumptions are selected on December 31 to calculate the succeeding year’s expense. For the 2018 pension expense, assumptions selected at December 31, 2017 were as follows:

Discount rate	3.76%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	6.75%
Average remaining service period for participants	10 years
Mortality Tables:
Base Table	RP-2014
Mortality Improvement Scale	MP-2017

Using these assumptions, 2018 pension expense was $34.7 million. A change in the assumptions would have had the following impact on 2018 expense:

•	A 25-basis-point change in the discount rate would have changed 2018 expense by approximately $3.6 million.

•	A 25-basis-point change in the expected long-term rate of return on assets would have changed the 2018 expense by approximately $1.7 million.

For 2019 pension expense, assumptions selected at December 31, 2018 were as follows:

Discount rate	4.38%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	6.75%
Average remaining service period for participants	10 years
Mortality Tables:
Base Table	RP-2014
Mortality Improvement Scale	MP-2018

Martin Marietta  |  Page 75

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Using these assumptions, 2019 pension expense is expected to be approximately $36.9 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the 2019 expected expense:

•	A 25-basis-point change in the discount rate would change the 2019 expected expense by approximately $3.7 million.

•	A 25-basis-point change in the expected long-term rate of return on assets would change the 2019 expected expense by approximately $1.8 million.

The Company made pension plan contributions of $162.3 million in 2018 and $317.5 million during the five-year period ended December 31, 2018. Despite these contributions, the Company’s pension plans are underfunded (projected benefit obligation exceeds the fair value of plan assets) by $130.0 million at December 31, 2018. The Company’s projected benefit obligation was $847.9 million at December 31, 2018, a decrease of $31.4 million versus the prior year, driven by the higher discount rate. The Company expects to make pension plan and SERP contributions of $32.0 million in 2019.

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

Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Company conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions can have a material effect on the ETR. The effect of these changes, if any, is recognized when the change is enacted.

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

The Company has deferred tax liabilities, primarily for property, plant and equipment, partnerships and joint ventures, pension and postretirement benefits, and goodwill. The deferred tax liabilities attributable to property, plant and equipment relate to accelerated depreciation and depletion methods used for income tax purposes as compared with the straight-line and units of production methods used for financial reporting purposes. These temporary differences will reverse over the remaining useful lives of the related assets. The deferred tax liabilities attributable to partnerships and joint ventures relate to the difference between the tax basis of the investments in partnerships and joint ventures when compared to the basis for financial reporting purposes. The temporary difference reverses through differences recognized over life of investment or through divestiture. The deferred tax liabilities attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes compared with deductions for financial reporting purposes based on accounting standards. The reversal of these differences depends on the timing of the Company’s contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax liabilities attributable to goodwill arise as a result of amortizing goodwill for income tax purposes but not for financial reporting purposes. This temporary difference reverses when

Martin Marietta  |  Page 76

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

goodwill is written off for financial reporting purposes, either through divestitures or an impairment charge. The timing of such events cannot be estimated.

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

At December 31, 2018, the Company had federal and state net operating loss carryforwards of $3.2 million and $168.1 million, respectively, with varying expiration dates through 2037 and related federal and state deferred tax assets of $0.7 million and $10.3 million, respectively. The Company recorded a valuation allowance of $8.6 million for these deferred tax assets based on the uncertainty of generating future taxable income in the respective jurisdictions during the limited period that the net operating loss carryforwards can be utilized under state statutes.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and, therefore, represents an exit price. A fair-value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. The Company assigns the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities

•	Level 2 – Observable inputs, other than quoted prices, for similar assets or liabilities in active markets

•	Level 3 – Unobservable inputs, used to value the asset or liability which includes the use of valuation models

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

Level 3 fair values are used to value acquired mineral reserves and mineral interests produced and sold as final products, and separately-identifiable intangible assets. The fair values of mineral reserves and mineral interests are determined using an excess earnings approach, which requires management to estimate future cash flows, net of capital investments in the specific operation and contributory asset charges. The estimate of future cash flows is based on available historical information and future expectations and assumptions determined by management, but is inherently uncertain. Key assumptions in estimating future cash flows include changes in sales price, shipment volumes and production costs as well as capital needs. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would require if purchasing the acquired business, with an adjustment for the risk of these assets not generating the projected cash flows.

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

Property, Plant and Equipment

Net property, plant and equipment represent 54% of total assets at December 31, 2018. Accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Company has not recognized significant losses on the disposal or retirement of fixed assets.

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

Despite previous drilling and sampling, once accessed, the quality of reserves within a deposit can vary. Construction contracts, for the infrastructure market in particular, include specifications related to the aggregates material. If a flaw in the deposit is discovered, the aggregates material may not meet the required specifications. Although it is possible that the aggregates material can still be used for non-specification uses, this can have an adverse effect on the Company’s ability to serve certain customers or on the Company’s profitability. In addition, other issues can arise that limit the Company’s ability to access reserves in a particular quarry, including geological occurrences, blasting practices and zoning issues.

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

The generally accepted reserve categories for the aggregates industry and the designations the Company uses for reserve categories are summarized as follows:

Proven Reserves – These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is relatively homogeneous based on the drilling results and exploration data provided in U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs and/or electromagnetic, seismic or other surveys conducted by independent geotechnical engineering firms. The proven reserves that are recorded reflect reductions incurred through quarrying that result from leaving ramps, safety benches, pillars (underground) and the fines (small particles) that will be generated during processing. Proven reserves are further reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines. The Company typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 40% due to the nature of the material. The assumed loss factor for underground operations is 35% primarily due to pillars.

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

The Company uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. For 2018, depletion expense was $29.3 million.

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

Inventory Standards

The Company values its finished goods inventories under the first-in, first-out methodology using standard costs. For quarries, standards are developed using production costs for a twelve-month period, in addition to complying with the principle of lower of cost or net realizable value, and adjusting, if necessary, for normal capacity levels and abnormal costs. In addition to production costs, standards for distribution yards include a freight component for the cost of transporting the inventory from a quarry to the distribution yard and materials handling costs. Pre-operating start-up costs are expensed as incurred and not capitalized as part of inventory costs. In periods in which production costs, in particular, energy costs, and/or production volumes have changed significantly from the prior period, the revision of standards can have a significant impact on the Company’s operating results (see Cost Structure section).

Standard costs for the aggregates product lines are recalculated on a quarterly basis to match finished goods inventory values with changes in production costs and production volumes.

The Company’s geographic footprint has attractive underlying market fundamentals, including notable employment gains, population growth and superior state fiscal health – all attributes that promote steady and sustainable construction growth for the foreseeable future. Supported by third-party forecasts, Martin Marietta believes the current construction cycle will expand further in 2019 for each of the Company’s three primary construction end-use markets. Notably:

●

Infrastructure construction activity, particularly for aggregates-intensive highways and streets, should benefit from recent accelerations in state lettings and con- tract awards in key Martin Marietta states, continued FAST Act funding and regulatory reform allowing for reduced permitting time for large projects. Importantly, the partial federal government shutdown did not meaningfully delay awarded contracts and construction spending as the FAST Act, and not the federal general fund, supports federal transportation programs. Additionally, state and local initiatives that support infrastructure funding, including gas tax increases, bond programs and other ballot initiatives, will continue to play an expanded role in public-sector activity as they garner voter approval at historically high levels. Further, third-party forecasts also support increased infrastructure investment in 2019 and beyond.

●

Nonresidential construction activity should increase in both the commercial and heavy industrial sectors for the next several years across many of the Company’s key markets. Both the Architectural Billings Index and Dodge Momentum Index suggest commercial and institutional construction activity will remain healthy throughout 2019. Continued federal regulatory approvals should notably contribute to increased aggregates

Martin Marietta  |  Page 80

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

consumption from the next wave of large energy-sector projects, particularly along the Gulf Coast. To date, management has not seen a slowdown in the regulatory permitting and investing decisions for these projects despite the recent pullback in oil prices. Construction activity for these projects is expected to begin in earnest in 2019 and continue for several years thereafter.

●

Residential construction should continue to grow. While mortgage rate increases temporarily paused new residential construction, now stabilized, the residential market is expected to adapt and further strengthen. Housing starts of 1.3 million units for the trailing twelve months ended November 2018 remain below the 50-year average of 1.5 million annual starts despite notable population gains. Further, management believes a shortage of single-family housing units exists, particularly for entry-level homes; a need the homebuilding industry is now beginning to address. Martin Marietta’s leading positions in southeastern and southwestern states offer superior opportunities for gains in single-family housing driven by a multitude of factors, such as affordable land, lower taxes and fewer regulatory barriers. Continued strength in residential construction supports future infrastructure and nonresidential activity.

Specifically:

●	Aggregates shipments by end-use market compared with 2018 levels are as follows:
-	Infrastructure shipments to increase in the high-single digits.
-	Nonresidential shipments to increase in the mid- to high-single digits.
-	Residential shipments to increase in the mid-single digits.
-	ChemRock/Rail shipments to be up slightly.

2019 GUIDANCE

(dollars and tons in millions, except per ton)

	Low	High
Consolidated Results
Consolidated total revenues[1]	$4,480	$4,680
Consolidated gross profit	$1,110	$1,210

SG&A	$300	$310
Interest expense	$130	$140
Estimated tax rate (excluding discrete events)	20%	22%
Net earnings attributable to Martin Marietta	$520	$620
EBITDA[2]	$1,170	$1,280
Capital expenditures	$350	$400

Building Materials Business
Aggregates Product Line
Volume (total tons)[3]	180	185
% growth[3]	6%	8%
Average selling price per ton	$14.15	$14.40
% growth[4]	3%	5%
Total revenues	$2,800	$2,910
Gross profit	$755	$810

Cement Product Line
Total revenues	$420	$450
Gross profit	$130	$150

Ready Mixed Concrete and Asphalt and Paving Services
Total revenues	$1,240	$1,310
Gross profit	$130	$150

Magnesia Specialties
Total revenues	$290	$300
Gross profit	$100	$105

[1]	2019 consolidated total revenues exclude $270 million to $290 million related to estimated interproduct sales.

[2]	EBITDA is a non-GAAP financial measure. See below for a reconciliation of net earnings attributable to Martin Marietta to EBITDA.

[3]

Represents 2019 total aggregates volumes, which includes approximately 10.9 million internal tons. Volume growth ranges are in comparison with total volumes of 170.8 million tons for 2018, which included 10.6 million internal tons and 0.3 million tons from the Company’s Forsyth, Georgia, quarry that was divested in April 2018.

[4]	ASP growth range is in comparison with ASP of $13.71 per ton for 2018.

Reconciliation of 2019 Guidance – Net earnings attributable to Martin Marietta to EBITDA

(dollars in millions)
Net earnings attributable to Martin Marietta	$570
Add back:
Interest expense	135
Income tax expense for controlling interests	150
Depreciation, depletion and amortization expense	370
EBITDA	$1,225

Martin Marietta  |  Page 81

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

Risks To Outlook

The outlook includes management’s assessment of the likelihood of certain risks and uncertainties that may affect performance, including but not limited to: both price and volume, and a widespread decline in aggregates pricing, including a decline in aggregates volume negatively affecting aggregates price; the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to infrastructure construction; a significant change in the level and timing of funding patterns for traditional federal, state and/or local infrastructure projects, most particularly in Texas, North Carolina, Iowa, Colorado, Georgia and Maryland; the volatility in the commencement of infrastructure projects; the performance of the United States economy; shipment declines resulting from economic events beyond the Company’s control; the history of both cement and ready mixed concrete being subject to significant changes in supply, demand and price fluctuations; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets the Company serves; a reduction in defense spending, and the subsequent impact on construction activity on or near military bases; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a further decline in energy-related construction activity resulting from a sustained period of low global oil prices or changes in oil production patterns in response to this decline, particularly in Texas; a slowdown in residential construction recovery; continuing unfavorable weather conditions, particularly Atlantic Ocean and Gulf Coast hurricane activity, excessive rainfall in the markets served by the Company and the early onset of winter, any of which can significantly affect production schedules, volumes, product and/or geographic mix and profitability; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost, or the availability generally, of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Company’s Magnesia Specialties business, natural gas; continued increases in the cost of other repair and supply parts; continuing construction labor shortages and/ or supply-chain challenges; unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to production facilities; increase cost of compliance with governmental regulation, including environmental laws; increased transportation costs, including increases from higher or fluctuating passed-through energy costs or fuel surcharges, and other costs to comply with tightening regulations, as well as higher volumes of rail and water shipments; availability of trucks and licensed drivers for transport of the Company’s materials; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by the Company’s dolomitic lime products; a trade dispute with one or more nations impacting the U.S. economy, including the impact of tariffs on the steel industry; unplanned changes in costs or realignment of customers that introduce volatility to earnings, including that of the Magnesia Specialties business that is running at capacity; proper functioning of information technology and automated operating systems to manage or support operations; inflation and its effect on both production and interest costs; the concentration of customers in construction markets and the increased risk of potential losses on customer receivables; the impact of the level of demand in the Company’s end-use markets, production levels and management of production costs on the operating leverage and therefore profitability of the Company; the possibility that the expected synergies from acquisitions will not be realized or will not be realized within the expected time period, including achieving anticipated profitability to maintain compliance with the Company’s leverage ratio debt covenant; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Company’s tax rate; violation of the Company’s debt covenant if price and/or volumes return to previous levels of instability; continued downward pressure on the Company’s common stock price and its impact on goodwill impairment evaluations; reduction of the Company’s credit rating to non-investment grade resulting from strategic acquisitions; and the United States Congress’ inability to reach agreement among themselves or with the current Administration on policy issues that impact the federal budget or another government shutdown. Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability. If these negatively affect transportation budgets more than in the past, construction spending could be reduced. Cement is subject to cyclical supply and demand and price fluctuations. The Magnesia Specialties business essentially runs at capacity; therefore, any unplanned changes in costs or realignment of customers introduce volatility to the earnings of this segment.

Martin Marietta  |  Page 82

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

The Company’s principal business serves customers in construction markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, mitigate the risk of uncollectible receivables. The level of demand in the Company’s end-use markets, production levels and the management of production costs will affect the operating leverage of the Building Materials business and, therefore, profitability. Production costs in the Building Materials business are also sensitive to energy and raw material prices, both directly and indirectly. Diesel fuel, coal and other consumables change production costs directly through consumption or indirectly by increased energy-related input costs, such as steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Company’s long-haul distribution network. The Magnesia Specialties business is sensitive to changes in domestic steel capacity utilization as well as the absolute price and fluctuation in the cost of natural gas.

Transportation in the Company’s long-haul network, particularly the supply of rail cars and locomotive power and condition of rail infrastructure to move trains, affects the Company’s efficient transportation of aggregates products in certain markets, most notably Texas, Colorado, Florida, North Carolina and the Gulf Coast. In addition, availability of rail cars and locomotives affects the Company’s movement of essential dolomitic lime for magnesia chemicals to both the Company’s plant in Manistee, Michigan, and its customers. The availability of trucks, drivers and railcars to transport the Company’s product, particularly in markets experiencing high growth and increased demand, is also a risk and pressures the associated costs.

All of the Company’s businesses are also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather. Hurricane activity in the Atlantic Ocean and Gulf Coast generally is most active during the third and fourth quarters. In fact, in September and October 2018, respectively, Hurricanes Florence and Michael generated winds, rainfall and flooding which disrupted operations in the Carolinas, Florida and Georgia. However, after flood waters recede, management typically expects an increase in construction activity as roads, homes and businesses are repaired.

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

Investors are cautioned that all statements in this Annual Report that relate to the future involve risks and uncertainties, and are based on assumptions that the Company believes in good faith are reasonable but which may be materially different from actual results. These statements are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give the investor the Company’s expectations or forecasts of future events. These statements can be identified by the fact that they do not relate only to historical or current facts. They may use words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of the Company’s forward-looking statements here and in other publications may turn out to be wrong.

Factors that the Company currently believes could cause actual results to differ materially from the forward-looking statements in this Annual Report include but are not limited to those listed above in “ – Risks to Outlook” and other risk factors listed from time to time found in the Company’s filings with the SEC, including, but not limited to, the discussion of “Competition” in the Company’s Annual Report on Form 10-K and in Item 1A of the Company’s Annual Report on Form 10-K, “Note A: Accounting Policies” and “Note O: Commitments and Contingencies” of the “Notes to Financial Statements” of the audited consolidated financial statements included in this Annual Report.

Martin Marietta  |  Page 84

QUARTERLY PERFORMANCE (UNAUDITED) (add 000, except per share and stock prices)

	Total Revenues		Gross Profit		Consolidated Net Earnings		Net Earnings Attributable to Martin Marietta

Quarter	2018	2017	2018[2,3]	2017	2018[2,3,4,5]	2017[6,7,8]	2018[2,3,4,5]	2017[6,7,8]

First	$802,004	$843,859	$110,392	$147,067	$10,040	$42,307	$10,023	$42,334

Second	1,202,403	1,063,524	315,917	274,094	185,503	142,241	185,377	142,279

Third	1,219,640	1,087,732	312,984	291,678	180,353	151,539	180,221	151,546

Fourth	1,020,218	970,479	227,284	259,101	94,480	377,298	94,377	377,183

Totals	$4,244,265	$3,965,594	$966,577	$971,940	$470,376	$713,385	$469,998	$713,342

Per Common Share

	Basic Earnings[1]		Diluted Earnings[1]

Quarter	2018[2,3,4,5]	2017[6,7,8]	2018[2,3,4,5]	2017[6,7,8]

First	$0.16	$0.67	$0.16	$0.67

Second	$2.94	$2.26	$2.92	$2.25

Third	$2.86	$2.40	$2.85	$2.39

Fourth	$1.50	$5.98	$1.50	$5.95

Full Year	$7.46	$11.30	$7.43	$11.25

[1]	The sum of per-share earnings by quarter may not equal earnings per share for the year due to changes in average share calculations. This is in accordance with prescribed reporting requirements.

[2]

Gross profit for the second quarter of 2018 was $10.2 million lower due to the impact of selling acquired inventory after its mark up to fair value as part of acquisition accounting. Consolidated net earnings, net earnings attributable to Martin Marietta, and basic and diluted earnings per common share for the second quarter of 2018 were reduced by $13.2 million, or $0.21 per basic and diluted share, as a result of acquisition-related expenses, net, primarily attributable to the acquisition of Bluegrass Materials Company, and by $7.8 million, or $0.12 per basic and diluted share, for the impact of selling acquired inventory after its mark up to fair value as part of acquisition accounting.

[3]

Gross profit for the third quarter of 2018 was $8.3 million lower due to the impact of selling acquired inventory after its mark up to fair value as part of acquisition accounting. Consolidated net earnings, net earnings attributable to Martin Marietta, and basic and diluted earnings per common share for the third quarter of 2018 were $5.6 million, or $0.09 per basic and diluted share, lower due to an asset and portfolio rationalization charge and $6.4 million, or $0.10 per basic and diluted share, lower due to the impact of selling acquired inventory after its mark up to fair value as part of acquisition accounting.

[4]

Consolidated net earnings, net earnings attributable to Martin Marietta, and basic and diluted earnings per share for the third quarter ended September 30, 2018 were increased $21.2 million, or $0.34 per basic and diluted share, as a result of measurement period adjustments related to the 2017 Tax Act.

[5]

Consolidated net earnings, net earnings attributable to Martin Marietta, and basic and diluted earnings per common share for the fourth quarter of 2018 were $9.1 million, or $0.14 per basic and diluted share, lower due to an asset and portfolio rationalization charge.

[6]

Consolidated net earnings, net earnings attributable to Martin Marietta, and basic and diluted earnings per common share for the second quarter of 2017 were $3.8 million, or $0.06 per basic and diluted share, lower due to the expense related to a retirement agreement and $8.3 million, or $0.13 per basic and diluted share, higher as a result of a gain on the sale of real property.

[7]

Consolidated net earnings, net earnings attributable to Martin Marietta, and basic and diluted earnings per common share for the third quarter of 2017 were $7.9 million, or $0.13 per basic and diluted share, lower due to nonrecurring repair costs related to certain of the Company’s leased railcars.

[8]

Consolidated net earnings, net earnings attributable to Martin Marietta, and basic and diluted earnings per common share for the fourth quarter of 2017 were $258.1 million, or $4.09 and $4.07 per basic and diluted share, respectively, higher as a result of the impact of the 2017 Tax Act.

At February 15, 2019, there were 878 shareholders of record.

Martin Marietta  |  Page 85

FIVE YEAR SELECTED FINANCIAL DATA (add 000, except per share)

	2018	2017	2016	2015	2014
Consolidated Operating Results
Products and services revenues[1]	$3,980,351	$3,723,478	$3,578,650	$3,269,148	$2,681,626
Freight revenues[1]	263,914	242,116	240,099	270,422	276,325
Total revenues	4,244,265	3,965,594	3,818,749	3,539,570	2,957,951
Cost of revenues - products and services	3,009,810	2,749,488	2,665,029	2,541,196	2,159,471
Cost of revenues - freight	267,878	244,166	241,982	271,454	278,856
Total cost of revenues[2]	3,277,688	2,993,654	2,907,011	2,812,650	2,438,327
Gross Profit[2]	966,577	971,940	911,738	726,920	519,624
Selling, general and administrative expenses[2]	280,554	262,128	241,606	210,754	168,102
Acquisition-related expenses, net[2]	13,479	8,638	909	6,346	29,239
Other operating (income) expenses and, net	(18,193)	793	(8,043)	15,653	(4,649)
Earnings from Operations[2]	690,737	700,381	677,266	494,167	326,932
Interest expense	137,069	91,487	81,677	76,287	66,057
Other nonoperating (income) and expenses, net[2]	(22,413)	(10,034)	(11,439)	4,079	11,697
Earnings from continuing operations before income tax expense (benefit)	576,081	618,928	607,028	413,801	249,178
Income tax expense (benefit)	105,705	(94,457)	181,584	124,863	94,847
Earnings from Continuing Operations	470,376	713,385	425,444	288,938	154,331
Discontinued operations, net of taxes	–	–	–	–	(37)
Consolidated net earnings	470,376	713,385	425,444	288,938	154,294
Less: Net earnings (loss) attributable to noncontrolling interests	378	43	58	146	(1,307)
Net Earnings Attributable to Martin Marietta	$469,998	$713,342	$425,386	$288,792	$155,601

Net Earnings Attributable to Martin Marietta Per Common Share (see Note A):

Basic attributable to common shareholders	$7.46	$11.30	$6.66	$4.31	$2.73
Diluted attributable to common shareholders	$7.43	$11.25	$6.63	$4.29	$2.71

Cash Dividends Per Common Share	$1.84	$1.72	$1.64	$1.60	$1.60

	2018[3]	2017[3]	2016	2015	2014
Condensed Consolidated Balance Sheet Data
Total current assets[4]	$1,365,816	$2,631,160	$1,086,385	$1,081,635	$1,043,646
Property, plant and equipment, net	5,157,229	3,592,813	3,423,395	3,156,000	3,402,770
Goodwill	2,399,118	2,160,290	2,159,337	2,068,235	2,068,799
Other intangibles, net	501,282	506,349	511,312	510,552	595,205
Other noncurrent assets[4]	127,974	101,899	120,476	141,189	104,097
Total Assets	$9,551,419	$8,992,511	$7,300,905	$6,957,611	$7,214,517
Current liabilities – other	$396,708	$394,307	$366,552	$347,945	$382,312
Current maturities of long-term debt[4]	390,042	299,909	180,036	18,713	13,803
Long-term debt[4]	2,730,439	2,727,294	1,506,153	1,550,061	1,566,355
Pension, postretirement and postemployment benefits, noncurrent	134,469	244,043	248,086	224,538	249,333
Deferred income taxes, net	705,564	410,723	663,019	583,459	489,945
Other noncurrent liabilities	244,785	233,758	194,469	172,718	160,021
Shareholders’ equity	4,946,363	4,679,600	4,139,978	4,057,284	4,351,166
Noncontrolling interests	3,049	2,877	2,612	2,893	1,582
Total Liabilities and Equity	$9,551,419	$8,992,511	$7,300,905	$6,957,611	$7,214,517

[1]	Amounts for 2014-2017 may not equal amounts reported in the Company’s prior years’ Forms 10-K as amounts have been reclassified to conform to current year revenue presentation.
[2]

Amounts for 2014-2016 may not equal amounts reported in the Company’s prior years’ Forms 10-K as amounts have been reclassified to reflect the adoption of the Accounting Standards Update 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.

[3]

The 2018 balance sheet reflects the acquisition of Bluegrass Materials Company (Bluegrass) completed on April 27, 2018. The 2017 balance sheet reflects $1.1 billion of cash and long-term debt issued in anticipation of closing the Bluegrass acquisition.

[4]	Balance sheets reflect the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs.

Martin Marietta  |  Page 86

COMMON STOCK PERFORMANCE GRAPH

The following graph compares the performance of the Company’s common stock to that of the Standard and Poor’s (S&P) 500 Index and the S&P 500 Materials Index.

	2011	2012	2013	2014	2015	2016	2017	2018
Martin Marietta	$100.00	$127.60	$137.45	$153.67	$192.23	$314.62	$316.43	$248.28
S&P 500 Index	$100.00	$116.00	$153.57	$174.60	$177.01	$198.18	$241.45	$230.86
S&P 500 Materials Index	$100.00	$114.97	$144.40	$154.38	$141.44	$165.05	$204.40	$174.35

1 Assumes that the investment in the Company’s common stock and each index was $100, with quarterly reinvestment of dividends.

Martin Marietta  |  Page 87